Form 20-F
period 2000-12-31
CELESTICA INC
filed 2001-05-22
CIK 1030894

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          UNITED STATES SECURITIES AND
                              EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                        COMMISSION FILE NUMBER: 1-14832
                            ------------------------

                                 CELESTICA INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ONTARIO, CANADA
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                               12 CONCORDE PLACE
                        TORONTO, ONTARIO CANADA M3C 3R8
                                 (416) 448-5800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                   SECURITIES REGISTERED OR TO BE REGISTERED
                     PURSUANT TO SECTION 12(b) OF THE ACT:


Subordinate Voting Shares                          The Toronto Stock Exchange
     (TITLE OF CLASS)                             The New York Stock Exchange
                                          (NAME OF EACH EXCHANGE ON WHICH REGISTERED)

 Liquid Yield Option-TM-                          The New York Stock Exchange
      Notes due 2020                      (NAME OF EACH EXCHANGE ON WHICH REGISTERED)
     (TITLE OF CLASS)

                            ------------------------

                   SECURITIES REGISTERED OR TO BE REGISTERED
                     PURSUANT TO SECTION 12(g) OF THE ACT:

                                      N/A
                            ------------------------

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                     PURSUANT TO SECTION 15(d) OF THE ACT:

                   10 1/2% Senior Subordinated Notes Due 2006
                                (TITLE OF CLASS)
                         ------------------------------

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


164,320,437 Subordinate Voting Shares          0    Preference Shares
 39,065,950 Multiple Voting Shares

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

    Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18 X

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      --------
PART I..............................................................................         1
          Item 1.   Identity of Directors, Senior Management and Advisors...........         1
          Item 2.   Offer Statistics and Expected Timetable.........................         1
          Item 3.   Key Information.................................................         1
                    A.  Selected Financial Data.....................................         1
                    B.  Capitalization and Indebtedness.............................         4
                    C.  Reasons for Offer and Use of Proceeds.......................         4
                    D.  Risk Factors................................................         4
          Item 4.   Information on the Company......................................        10
                    A.  History and Development of the Company......................        10
                    B.  Business Overview...........................................        11
                    C.  Organizational Structure....................................        24
                    D.  Description of Property.....................................        24
          Item 5.   Operating and Financial Review and Prospects....................        25
          Item 6.   Directors, Senior Management and Employees......................        35
                    A.  Directors and Senior Management of the Company..............        35
                    B.  Compensation................................................        39
                    C.  Board Practices.............................................        44
                    D.  Employees...................................................        44
                    E.  Share Ownership.............................................        45
          Item 7.   Major Shareholders and Related Party Transactions...............        49
                    A.  Control of Registrant.......................................        49
                    B.  Related Party Transactions..................................        50
                    C.  Interests of Experts and Counsel............................        52
          Item 8.   Financial Information...........................................        52
                    A.  Consolidated Statements and Other Financial Information.....        52
          Item 9.   The Offer and Listing...........................................        52
                    A.  Nature of Trading Market....................................        52
                    B.  Plan of Distribution........................................        54
                    C.  Markets.....................................................        54
          Item 10.  Additional Information..........................................        55
                    A.  Share Capital...............................................        55
                    B.  Memorandum and Articles of Incorporation....................        55
                    C.  Material Contracts..........................................        59
                    D.  Exchange Controls...........................................        59
                    E.  Taxation....................................................        59
                    F.  Dividends and Paying Agents.................................        64
                    G.  Statement by Experts........................................        64
                    H.  Documents on Display........................................        64
                    I.  Subsidiary Information......................................        65
          Item 11.  Quantitative and Qualitative Disclosures about Market Risk......        65
          Item 12.  Description of Securities Other than Equity Securities..........        66
PART II.............................................................................        67
          Item 13.  Defaults, Dividend Arrearages and Delinquencies.................        67
          Item 14.  Material Modifications to the Rights of Security Holders and Use
                    of Proceeds.....................................................        67
          Item 15.  [RESERVED]......................................................        67
          Item 16.  [RESERVED]......................................................        67
PART III............................................................................        68
          Item 17.  Financial Statements............................................        68
          Item 18.  Financial Statements............................................        68
          Item 19.  Exhibits........................................................        68

                                     PART I

    IN THIS ANNUAL REPORT, "CELESTICA," THE "COMPANY," "WE," "US" AND "OUR" REFER TO CELESTICA INC. AND ITS SUBSIDIARIES.

    IN DECEMBER 1999, WE COMPLETED A TWO-FOR-ONE SPLIT OF OUR SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES BY WAY OF A STOCK DIVIDEND. WE HAVE RESTATED ALL HISTORICAL SHARE AND PER SHARE INFORMATION TO REFLECT THE EFFECTS OF THIS TWO-FOR-ONE SPLIT ON A RETROACTIVE BASIS, EXCEPT WHERE WE SPECIFICALLY STATE OTHERWISE.

    IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE WE STATE OTHERWISE. UNLESS WE STATE OTHERWISE, ALL REFERENCES TO "U.S.$" OR "$" ARE TO U.S. DOLLARS, ALL REFERENCES TO "C$" ARE TO CANADIAN DOLLARS AND ALL REFERENCES TO "L" ARE TO BRITISH POUNDS STERLING. UNLESS WE INDICATE OTHERWISE, ANY REFERENCE IN THIS ANNUAL REPORT TO A CONVERSION BETWEEN U.S.$ AND C$ OR BETWEEN U.S.$ AND L IS GIVEN AS OF MARCH 1, 2001. AT THAT DATE, THE NOON BUYING RATE IN NEW YORK CITY FOR CABLE TRANSFERS IN CANADIAN DOLLARS WAS U.S.$1.00=C$1.5465 AND IN BRITISH POUNDS STERLING WAS U.S.$1.00=L0.6871, AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.

    UNLESS WE INDICATE OTHERWISE, ALL INFORMATION IN THIS ANNUAL REPORT IS STATED AS OF MARCH 1, 2001.

FORWARD-LOOKING STATEMENTS

    Item 4, "Information on the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 and other sections of this Annual Report contain forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, or the Securities Act, and section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including (without limitation) statements concerning possible or assumed future results of operations of Celestica preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

    Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information -- Risk Factors" and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the level of overall growth in the electronics manufacturing services industry; lower-than-expected customer demand; component constraints; variability of our operating results among periods; our dependence on the computer and communications industries; our dependence on a limited number of customers; and our ability to manage expansion, consolidation and the integration of acquired businesses.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

    You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects," the Consolidated Financial Statements of Celestica Inc. in Item 18 and the other information in this Annual Report. The selected financial data for the period from January 1, 1996 to October 22, 1996 is derived from the audited Consolidated Financial Statements of Celestica International Inc. (formerly Celestica North America Inc.) (the "Predecessor Company"). The selected financial data for the year ended
December 31, 1996 represents the combined results of operations derived from the Consolidated Financial Statements of the Predecessor Company for the period from January 1, 1996 to October 22, 1996 and from the Celestica Inc. Consolidated Financial Statements for the period from September 27, 1996 to

December 31, 1996. Celestica was inactive from September 27, 1996 to
October 22, 1996. The selected financial data for the years ended December 31, 1997, 1998, 1999 and 2000 is derived from the Celestica Inc. Consolidated Financial Statements.

    The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 24 to the Consolidated Financial Statements. For all periods presented, the selected financial data is prepared in accordance with Canadian GAAP. The differences between the line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP: our loss for the year ended December 31, 1998 would be $6.2 million greater due to non-cash charges for compensation expense and the loss on extinguishment of debt amounting to $14.3 million, net of income tax, would be treated as an extraordinary loss; our net earnings for the year ended December 31, 1999 would be $1.9 million less due to non-cash charges for compensation expense; our net earnings for the year ended December 31, 2000 would be $2.5 million less due to non-cash charges for compensation expense and $6.8 million less due to interest on the convertible debt issued in August 2000, in the principal amount of $1,813.6 million, that would be classified as a long-term liability rather than as an equity instrument.


                                 PREDECESSOR
                                  COMPANY                               CELESTICA INC.
                                 ----------   --------------------------------------------------------------------
                                 JANUARY 1    SEPTEMBER 27
                                    TO           TO                         YEAR ENDED DECEMBER 31,
                                 OCTOBER 22,  DECEMBER 31,    ----------------------------------------------------
                                   1996         1996          1996(1)    1997(2)    1998(2)    1999(2)    2000(2)
                                 ----------   -------------   --------   --------   --------   --------   --------
                                                      (in millions, except per share amounts)
CONSOLIDATED STATEMENT OF
  EARNINGS (LOSS) DATA:
Revenue........................   $1,728.7       $288.1       $2,016.8   $2,006.6   $3,249.2   $5,297.2   $9,752.1
Cost of sales..................    1,643.6        260.2        1,903.8    1,866.9    3,018.7    4,914.7    9,064.1
                                  --------       ------       --------   --------   --------   --------   --------
Gross profit...................       85.1         27.9          113.0      139.7      230.5      382.5      688.0
Selling, general and
  administrative expenses......       30.5         11.9                      68.3      130.5      202.2      326.1
Amortization of intangible
  assets(3)....................     --              1.8                      15.3       45.4       55.6       88.9
Integration costs related to
  acquisitions(4)..............     --           --                          13.3        8.1        9.6       16.1
Other charges(5)...............     --           --                          13.9       64.7      --         --
                                  --------       ------                  --------   --------   --------   --------
Operating income (loss)........       54.6         14.2                      28.9      (18.2)     115.1      256.9
Interest expense (income)(6)...        8.4          6.5                      33.6       32.3       10.7      (19.0)
                                  --------       ------                  --------   --------   --------   --------
Earnings (loss) before income
  taxes........................       46.2          7.7                      (4.7)     (50.5)     104.4      275.9
Income taxes(7)................       20.3          4.5                       2.2       (2.0)      36.0       69.2
                                  --------       ------                  --------   --------   --------   --------
Net earnings (loss)............   $   25.9       $  3.2                  $   (6.9)  $  (48.5)  $   68.4   $  206.7
                                  ========       ======                  ========   ========   ========   ========
Basic earnings (loss) per
  share(8).....................   $ 25,866       $ 0.08                  $  (0.10)  $  (0.47)  $   0.41   $   1.01

OTHER DATA:
Capital expenditures...........   $   23.2       $  3.2                  $   32.1   $   65.8   $  211.8   $  282.8

                                                                        CELESTICA INC.
                                                     ----------------------------------------------------
                                                                      AS AT DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1996       1997       1998       1999       2000
                                                     --------   --------   --------   --------   --------
                                                                        (in millions)
CONSOLIDATED BALANCE SHEET DATA:
Cash and short-term investments....................   $ 23.1    $  106.1   $   31.7   $  371.5   $  883.8
Working capital....................................   $201.5    $  363.3   $  356.2   $1,000.2   $2,262.6
Capital assets.....................................   $ 67.3    $  124.2   $  214.9   $  365.4   $  633.4
Total assets.......................................   $658.2    $1,347.3   $1,636.4   $2,655.6   $5,938.0
Total long-term debt, including current portion....   $325.0    $  518.9   $  135.8   $  134.2   $  131.9
Shareholders' equity...............................   $203.2    $  363.2   $  859.3   $1,658.1   $3,469.3

------------

(1) The statement of earnings (loss) data for the year ended December 31, 1996 represents the combined revenue, cost of sales and gross profit of the Predecessor Company for the period from January 1, 1996 to October 22, 1996, and of Celestica for the period from September 27, 1996 to December 31, 1996. Celestica was inactive from the date of its incorporation on September 27, 1996 to October 22, 1996. For the period from October 22, 1996 to December 31, 1996, the results of operations of the Predecessor Company are consolidated with our results.

(2) The consolidated statement of earnings (loss) data for 1997, 1998, 1999 and 2000 includes the results of operations of (a) Design-to-Distribution Limited (Celestica Limited) acquired effective January 1, 1997, (b) the assets acquired from Hewlett-Packard Company in Colorado and New England in multi-stage transactions in July, August and October 1997, on a consignment basis prior to October 31, 1997 and on a turnkey basis thereafter and
    (c) Ascent Power Technologies Inc. acquired in October 1997; for 1998, 1999 and 2000 includes the results of operations of (d) the manufacturing operation acquired from Madge Networks N.V. in February 1998, (e) the manufacturing operation acquired from Lucent Technologies Inc. in April 1998, (f) Analytic Design, Inc. acquired in May 1998, (g) the manufacturing operation acquired from Silicon Graphics Inc. in June 1998,
    (h) Accu-Tronics, Inc. acquired in September 1998 and (i) a greenfield operation established in Tennessee in September 1998; for 1999 and 2000 includes the results of operations of (j) International Manufacturing Services, Inc. acquired December 30, 1998, (k) Signar SRO acquired in
    April 1999, (l) greenfield operations established in Brazil and Malaysia in June 1999, (m) VXI Electronics, Inc. acquired in September 1999, (n) the assets acquired from Hewlett-Packard's Healthcare Group in October 1999,
    (o) EPS Wireless, Inc. acquired in December 1999 and (p) certain assets and repair operations acquired from Fujitsu-ICL Systems Inc. in December 1999; and for 2000 includes the results of operations of (q) the assets of the Enterprise Systems Group and the Microelectronics Division of IBM in Rochester, Minnesota and in Italy acquired in February and May 2000, respectively; (r) NDB Industrial Ltda. acquired in June 2000, (s) Bull Electronics Inc. acquired in August 2000 and (t) NEC Technologies (UK) Ltd. acquired in November 2000.

(3) Effective January 1, 1998, we revised the estimated useful life of our goodwill and intellectual property for accounting purposes from 20 years each to 10 years and 5 years, respectively.

(4) These costs include costs to implement new information systems and processes, including salary and other costs directly related to the integration activities in newly acquired facilities.

(5) In 1997, other charges include a $13.9 million ($8.7 million after income taxes) credit loss relating to a customer which filed for bankruptcy.

     In 1998, other charges totalled $64.7 million ($51.5 million after income taxes), comprised of non-cash charges of $35.0 million relating to the write-down of intellectual property, $6.8 million of goodwill which became impaired as a result of the merger with IMS, a write-off of deferred financing fees and debt redemption fees of $17.8 million relating to the prepayment of debt with the net proceeds of our initial public offering and other charges of $5.1 million.

(6) Interest expense (income) is comprised of interest expense incurred on indebtedness less interest income earned on cash and short-term investments.

(7) Effective January 1, 1997, we changed our method of accounting for income taxes in accordance with a new accounting standard issued under Canadian GAAP. This new accounting standard is substantially consistent with the existing accounting standard for income taxes under U.S. GAAP. This change would not have had a significant effect on income taxes for the period from September 27 to December 31, 1996. The provision for income taxes for the Predecessor Company has not been presented on the new basis of accounting for income taxes.

(8) For purposes of the basic earnings (loss) per share calculations, the weighted average number of shares outstanding were for the: period from January 1 to October 22, 1996 -- 1,000; period from September 27 to December 31, 1996 -- 40,000,000 (subordinate voting shares); year ended December 31, 1997 -- 69,578,710; year ended December 31,
    1998 -- 102,991,428; year ended December 31, 1999 -- 167,195,200; and year ended December 31, 2000 -- 199,785,918. Share and per share information of the Predecessor Company has not been restated to reflect the effect of our December 1999 two-for-one stock split.

B.  CAPITALIZATION AND INDEBTEDNESS

    Not applicable.

C.  REASONS FOR OFFER AND USE OF PROCEEDS

    Not applicable.

D.  RISK FACTORS

    SHAREHOLDERS AND PROSPECTIVE INVESTORS IN CELESTICA SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS AND ALL OF THE OTHER INFORMATION SET FORTH IN THIS ANNUAL REPORT. THE RISKS AND UNCERTAINTIES WE DESCRIBE BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS.

    OUR OPERATING RESULTS FLUCTUATE

    Our annual and quarterly results have fluctuated in the past. The reasons for these fluctuations may similarly affect us in the future. Our operating results may fluctuate in the future as a result of many factors, including:

    - The volume of orders received relative to our manufacturing capacity;

    - Fluctuations in material costs and the mix in material costs versus labor and manufacturing overhead costs;

    - Variations in the level and timing of orders placed by a customer due to the customer's attempts to balance its inventory, changes in the customer's manufacturing strategy and variation in demand for the customer's products. These changes can result from life cycles of customer products, competitive conditions and general economic conditions; and

    - The mix of revenue derived from consignment and turnkey manufacturing (consignment manufacturing, where the customer purchases materials, tends to result in higher gross margins but lower revenue, and turnkey manufacturing, where we purchase materials, tends to result in lower gross margins but higher revenue).

    Any one of the following factors or combinations of these factors could also affect our results for a financial period:

    - The level of price competition;

    - Our past experience in manufacturing a particular product;

    - The degree of automation we use in the assembly process;

    - Whether we are managing our inventories and fixed assets efficiently;

    - The timing of our expenditures in anticipation of increased sales;

    - Customer product delivery requirements and shortages of components or labor; and

    - The timing of, and the price we pay for, our acquisitions and related integration costs.

    In addition, most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Sometimes these anticipated orders from certain customers have failed to materialize, and sometimes delivery schedules have been deferred as a result of changes in the customer's business needs. On other occasions, customers have required rapid and sudden increases in production which have placed an excessive burden on our manufacturing capacity.

    Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

    Historically, our fourth quarter revenue has been highest and our first quarter revenue has been lowest. Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period.

    WE HAVE HAD RECENT OPERATING LOSSES

    We generated net earnings in each of the years from 1993 through 1996 and in 1999 and 2000. We recorded net losses of $6.9 million and $48.5 million in 1997 and 1998, respectively. In 1997, we incurred $13.3 million of integration costs related to acquisitions and a $13.9 million credit loss, with these charges totalling $27.2 million ($17.0 million after income taxes). In 1998, we incurred $8.1 million of integration costs related to acquisitions, a $41.8 million write-down of intellectual property and goodwill, a write-off of deferred financing fees and debt redemption fees of $17.8 million and $5.1 million of charges related to the acquisition of International Manufacturing
Services, Inc., or IMS, with these charges totalling $72.8 million
($56.5 million after income taxes). We may not be profitable in future periods.

    OUR RESULTS ARE AFFECTED BY CHANGES IN MATERIAL COSTS AND LIMITED
     AVAILABILITY OF COMPONENTS

    Substantially all of our revenue is derived from turnkey manufacturing. In turnkey manufacturing, we purchase directly most or all of the components we need for production and we assemble products. We typically bear a portion of the risk of component price changes, which could have a material adverse effect on our gross profit margin. Our results of operations have, under past practices, been adversely affected by substantial component price reductions. A majority of the products we manufacture require one or more components that we order from sole-source suppliers of these particular components. Supply shortages for a particular component can delay production of all products using that component or cause price increases in the services we provide. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in material costs, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period. Also, we rely on a variety of common carriers for materials transportation and route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations.

    WE DEPEND ON CERTAIN INDUSTRIES

    Our financial performance depends on our customers' continued growth, viability and financial stability. Our customers, in turn, substantially depend on the growth of the computer and communications industries. These industries are characterized by rapidly changing technologies and short product life cycles. Recently these industries have experienced pricing and margin pressures. These factors affecting the computer and communications industries in general, and the impact these factors might have from time to time on our customers in particular, could have a material adverse effect on our business.

    WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS

    Our two largest customers in 2000 were IBM and Sun Microsystems Inc., which each represented more than 10% of our total 2000 revenue and collectively represented 46% of our total 2000 revenue. Our next five largest customers collectively represented 32% of our total revenue in 2000. Hewlett-Packard Company, Sun Microsystems Inc. and Cisco Systems Inc., our three largest customers in 1999, each represented more than 10% of our total 1999 revenue and collectively represented 55% of total 1999 revenue. Our next five largest customers represented 23% of total 1999 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue.

    Generally, we do not enter into long-term supply commitments with our customers. Instead, we bid on a project basis and have supply contracts in place for each project. Significant reductions in sales to any of our largest customers would have a material adverse effect on us. In addition, we generate significant accounts receivable and inventory balances in connection with providing manufacturing services to our customers. A customer's inability to pay for the manufacturing services provided by us could have a material adverse effect on our results of operations.

    WE FACE RISKS DUE TO EXPANSION OF OUR OPERATIONS

    New operations, whether foreign or domestic, can require significant start-up costs and capital expenditures. As we continue to expand our domestic and international operations, we may not be able to successfully generate revenue necessary to recover start-up and operating costs. The successful operation of an acquired business requires effective communication and cooperation between us and our new employees, including cooperation in product development and marketing. This cooperation may not occur or a disruption in one or more sectors of our business may result. In addition, we may not be able to retain key technical, management, sales and other personnel of an acquired business for any significant length of time, and we may not realize any of the other anticipated benefits of an acquisition. Furthermore, additional acquisitions would require investment of financial resources and may require debt financing or dilutive equity financing. We may not consummate any acquisitions in the future. If we do, any debt or equity financing required for any acquisition may not be available on terms acceptable to us.

    WE FACE ADDITIONAL RISKS DUE TO OUR INTERNATIONAL OPERATIONS

    During 2000, over 35% of our revenue was derived from locations outside of North America. In addition, we purchased material from international suppliers for much of our business, including our North American business. We believe that our future growth depends in large part on our ability to increase our business in international markets. We will continue to expand our operations outside of North America. This expansion will require significant management attention and financial resources. To increase international sales in subsequent periods, we must establish additional foreign operations, hire additional personnel and establish additional international facilities. We may not expand or even maintain our international sales. If the revenue we generate from foreign activities is inadequate to offset the expense of maintaining foreign offices and activities, our profitability will be adversely affected. International operations are subject to inherent risks, which may adversely affect us, including:

    - Labor unrest;

    - Unexpected changes in regulatory requirements;

    - Tariffs and other barriers;

    - Less favorable intellectual property laws;

    - Difficulties in staffing and managing foreign sales and support operations;

    - Longer accounts receivable payment cycles and difficulties in collecting payments;

    - Changes in local tax rates and other potentially adverse tax consequences, including the cost of repatriation of earnings;

    - Lack of acceptance of localized products in foreign countries;

    - Burdens of complying with a wide variety of foreign laws, including changing import and export regulations;

    - Adverse changes in Canadian and U.S. trade policies with the other countries in which we maintain operations; and

    - Political instability.

    The operations we acquired in the IMS acquisition in December 1998 are subject to significant political, economic, legal and other uncertainties in Hong Kong, China and Thailand. Under its current leadership, the Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment and greater economic decentralization. However, the Chinese government may discontinue or change these policies, and these policies may not be successful. Moreover, despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly as related to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation of such laws may be inconsistent. As the Chinese legal system develops, new laws and changes to existing laws may adversely affect foreign operations in China. While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to China and its policies may now also affect Hong Kong. Thailand has also had a long history of promoting foreign investment but it has experienced economic turmoil and a significant devaluation of its currency in the recent past. There is a risk that this period of economic turmoil may result in the reversal of current policies encouraging foreign investment and trade, restrictions on the transfer of funds overseas, employee turnover, labor unrest or other domestic economic problems that could adversely affect us.

    WE FACE FINANCIAL RISKS DUE TO FOREIGN CURRENCY FLUCTUATIONS

    The principal currencies in which we conduct our operations are U.S. dollars, Canadian dollars, Mexican pesos, British pounds sterling, Euros and related currencies under the European Monetary Union, Thai baht and Brazilian real. We may sometimes enter into hedging transactions to minimize our exposure to foreign currency and interest rate risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to sell U.S. dollars and to purchase Canadian dollars, British pounds sterling, Mexican pesos, Euros and Thai baht at future dates. In general, these contracts extend for periods of less than 18 months. Our hedging transactions may not successfully minimize foreign currency risk.

    WE DEPEND ON HIGHLY SKILLED PERSONNEL

    Recruiting personnel for the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to continue to attract and retain highly skilled executive, technical and management personnel. We generally do not have employment or non-competition agreements with our employees. To date we have been successful in recruiting and retaining executive, managerial and technical personnel. However, the loss of services of certain of these employees could have a material adverse effect on us.

    WE ARE IN A HIGHLY COMPETITIVE INDUSTRY

    We are in a highly competitive industry. We compete against numerous domestic and foreign companies. Three of our competitors, SCI Systems, Inc., Flextronics International and Solectron Corporation, each have annual revenues in excess of $5 billion. We also face indirect competition from the manufacturing operations of our current and prospective customers, which continually evaluate the merits of manufacturing products internally rather than using EMS providers. Some of our competitors have more geographically diversified international operations, as well as substantially greater manufacturing, financial, procurement, research and development and marketing resources than we have. These competitors may create alliances and rapidly acquire significant market share. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form significant competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition could cause price reductions, reduced profits or losses or loss of market share, any of which could materially and adversely affect us. We may not be able to compete successfully against current and future competitors and the competitive pressures that we face may materially adversely affect us.

    WE MAY BE UNABLE TO KEEP PACE WITH PROCESS AND TEST DEVELOPMENT CHANGE

    We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend in part upon our ability to develop and to market manufacturing services which meet changing customer needs, to maintain technological leadership and to successfully anticipate or respond to technological changes in manufacturing processes in cost-effective and timely ways. Our process and test development efforts may not be successful.

    OUR CUSTOMERS MAY BE ADVERSELY AFFECTED BY RAPID TECHNOLOGICAL CHANGE

    Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be materially adversely affected.

    WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY

    We believe that certain of our proprietary intellectual property rights and information give us a competitive advantage. Accordingly, we have taken, and intend to continue to take, appropriate steps to protect this proprietary information. These steps include signing non-disclosure agreements with customers, suppliers, employees and other parties and implementing rigid security measures. Our protection measures may not be sufficient to prevent the misappropriation or unauthorized disclosure of our property or information.

    There is also a risk that infringement claims may be brought against us or our customers in the future. If someone does successfully assert an infringement claim, we may be required to spend significant time and money to develop a manufacturing process that does not infringe upon the rights of such other person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in such litigation.

    OUR COMPLIANCE WITH ENVIRONMENTAL LAWS COULD BE COSTLY

    Like others in similar businesses, we are subject to extensive environmental laws and regulations in numerous jurisdictions. Our environmental policies and practices have been designed to ensure compliance with these laws and regulations consistent with local practice. Future developments and increasingly stringent regulation could require us to make additional expenditures relating to environmental matters at any of the facilities. Achieving and maintaining compliance with present and changing future environmental laws could restrict our ability to modify or expand our facilities or continue production. This compliance could also require us to acquire costly equipment or to incur other significant expenses.

    Some of our operating sites have a history of industrial use. Soil and groundwater contamination have occurred at some of our facilities, including our Toronto site. Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was not aware of or responsible for the presence of such substances. In addition, any person or company who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility may be liable for the costs of removal or remediation of such substances at such facility, whether or not the person or company owns or operates the facility. Pursuant to these environmental laws, from time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites and we are currently remediating contamination at the Toronto site. Also, we may undertake limited compliance-related activities at some of our recently acquired facilities, particularly in Asia.

    We obtained Phase I or similar environmental assessments for most of the manufacturing facilities that we own or lease at the time we either acquired or leased such facilities, or reviewed recent assessments initiated by others. Typically, these assessments include general inspections without soil sampling or ground water analysis. The assessments have not revealed any environmental liability that, based on current information, we believe will have a material adverse effect on us. Nevertheless, our assessment may not reveal all environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities we are not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws. The conditions of our properties could be affected in the future by the conditions of the land or operations in the vicinity of the properties (such as the presence of underground storage tanks). These developments and others (such as increasingly stringent environmental laws, increasingly strict enforcement of environmental laws by governmental authorities, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of our operations) may cause us to incur significant costs and liabilities that could have a material adverse effect on us.

    OUR LOAN AGREEMENTS CONTAIN RESTRICTIVE COVENANTS

    Certain of our outstanding loan agreements contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, make certain payments (including dividends) and investments, sell or otherwise dispose of assets and merge or consolidate with other entities.

    POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

    As of March 1, 2001, we had 164,709,070 subordinate voting shares and 39,065,950 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares issued under employee share purchase plans and any shares held by our affiliates (as defined in the U.S. Securities
Act). Shares held by our affiliates include all of the multiple voting shares and 5,256,325 subordinate voting shares held by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to Celestica.

    In addition, as of March 1, 2001, there were approximately
21,621,876 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 17,075,495 shares. The sale of such shares could adversely affect the market price of the subordinate voting shares.

    OUR COMPANY IS CONTROLLED BY ONEX CORPORATION

    Onex owns, directly or indirectly, all of the multiple voting shares and less than 1% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represent 86.0% of the voting interest in Celestica and include 3.2% of the outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and to approve significant corporate transactions such as certain amendments to our articles of incorporation, mergers, amalgamations, plans of arrangement and the sale of all or substantially all of our assets. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facilities, if Onex ceases to control Celestica our lenders could demand repayment. Gerald
W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns shares with a majority of the voting rights of the shares of Onex. Mr. Schwartz, therefore, effectively controls our affairs. For additional information about our principal shareholders, please turn to
Item 7(A), "Control of Registrant."

    In private placements outside of the United States certain subsidiaries of Onex offered exchangeable debentures due 2025 that are exchangeable and redeemable under certain circumstances during their 25-year term for 9,214,320 subordinate voting shares. In addition, 1,769,077 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If the issuers of the exchangeable debentures elect or the party to the equity forward agreements elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration, of the debentures or the settlement of the equity forward agreement, as the case may be, the number of shares owned by Onex, together with those shares Onex has the right to vote, would, if such delivery had occurred on March 1, 2001, represent in the aggregate 81.5% of the voting interest in our company and less than 1% of our outstanding subordinate voting shares.

    POTENTIAL VOLATILITY OF SHARE PRICE

    The markets for our subordinate voting shares are highly volatile. The trading price of subordinate voting shares could fluctuate widely in response to:

    - Quarterly variations in our operations and financial results;

    - Announcements by us or our competitors of technological innovations, new products, new contracts or acquisitions;

    - Changes in our prices or the prices of our competitors' products and services;

    - Changes in our product mix;

    - Changes in our growth rate as a whole or for a particular portion of our business;

    - General conditions in the EMS industry; and

    - Systemic fluctuations in the stock markets.

    The stock markets have fluctuated widely in the past. The securities of many technology companies, including companies in the EMS industry, have experienced extreme price and volume fluctuations, which often have been unrelated to the companies' operating performance. These broad market fluctuations may adversely affect the market price of the subordinate voting shares.

    POTENTIAL UNENFORCEABILITY OF CIVIL LIABILITIES AND JUDGMENTS

    We are incorporated under the laws of the Province of Ontario, Canada. Most of our directors, controlling persons and officers and certain of the experts named in this prospectus are residents of Canada. Also, all or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce judgments in the United States against us or these persons which are obtained in a U.S. court. It may also be difficult for shareholders to enforce a U.S. judgment in Canada or to succeed in a lawsuit in Canada based only on U.S. securities laws.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

    Celestica was incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions principally to modify our corporate name and our share capital. Our legal name and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal place of business is 12 Concorde Place, Toronto, Ontario M3C 3R8, Canada and our telephone number is (416) 448-5800. Our web site is www.celestica.com. Information on our web site is not incorporated by reference in this Annual Report.

    Celestica is a leading provider of electronics manufacturing services to OEMs worldwide. Celestica is the third largest EMS provider in the world with revenue for the year ended December 31, 2000 of approximately $9.8 billion.

    As an important IBM manufacturing unit, Celestica provided manufacturing services to IBM for more than 75 years. In 1993, Celestica began providing EMS services to non-IBM customers. In October 1996, Celestica was purchased from IBM by an investor group, led by Onex Corporation, which included Celestica's management.

    OUR ACQUISITIONS

    Since the beginning of 1999, Celestica has completed the following acquisitions, significantly enhancing its geographic reach, expanding its customer base of leading OEMs and broadening its service offering capabilities:

    - Signar SRO in the Czech Republic offered a strategic presence in Central Europe with a long-term supply and cooperation agreement with Gossen-Metrawatt;

    - VXI Electronics, Inc. enhanced Celestica's power systems product and service offerings in North America;

    - certain assets related to Hewlett-Packard's Healthcare Solutions Group's printed circuit board assembly operation expanded Celestica's presence in the Northeast region of the United States and provided further product diversification into the medical equipment market segment;

    - EPS Wireless, Inc. and certain assets of Fujitsu-ICL Systems Inc.'s repair business, both in Dallas, Texas, enhanced Celestica's North American repair capabilities, including repair of wireless communication products and printed circuit board products;

    - assets related to IBM's Rochester, Minnesota and Vimecarte and Santa Palomba, Italy operations enhanced Celestica's long-standing relationship with IBM in printed circuit assembly and test services;

    - NDB Industrial Ltda. enhanced Celestica's presence in South America and put Celestica in a leadership position with communications and Internet infrastructure customers;

    - Bull Electronics Inc. enhanced our offerings in the New England area;

    - NEC Technologies (UK) Ltd. enhanced Celestica's wireless communications capacity in Europe;

    - Excel Electronics, Inc. expanded Celestica's presence in the southern United States; and

    - certain manufacturing assets of Motorola, Inc. in Mt. Pleasant, Iowa and Dublin, Ireland expanded Celestica's business relationship with Motorola.

    In 1999, we established greenfield operations in Brazil and Malaysia and, in 2000, established a greenfield operation in Singapore. Celestica continues to seek strategic acquisitions and opportunities for greenfield operations.

    A listing of our acquisitions since 1997 is included in Note 2, "Selected Financial Data."

    Certain information concerning capital expenditures is set forth in Notes 3 and 22 to the Consolidated Financial Statements in Item 18.

B.  BUSINESS OVERVIEW

    Celestica's goal is to be the premier global full service EMS provider to leading OEMs through leadership in technology, quality and supply chain management. Celestica believes it is uniquely positioned to achieve this goal given its position as one of the major EMS providers worldwide and its widely recognized skills in its core areas of competency. The Company's strategy is to
(i) maintain our leadership position in the areas of technology, quality and supply chain management, (ii) develop profitable, strategic relationships with industry leaders, (iii) continually expand the range of the services we provide to OEMs, (iv) diversify our customer base, serving a wide variety of end-markets with increasing emphasis on the communications sector, particularly in optical networking, (v) selectively pursue strategic acquisitions, and (vi) steadily improve our operating margins. The Company believes that the successful implementation of this strategy will allow Celestica to achieve superior financial performance and enhance shareholder value.

    Celestica has operations in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Czech Republic, Thailand, China, Hong Kong, Malaysia, Singapore and Brazil. Celestica provides a wide variety of products and services to its customers, including the manufacture, assembly and test of complex printed circuit assemblies, or PCAs, and the full system assembly of final products, primarily on a build-to-order basis. In addition, we provide a broad range of EMS services including: design, component selection and procurement, prototyping, product assurance, assembly, test, failure analysis, full supply chain management, worldwide distribution and after-sales support.

    Celestica targets industry leading OEMs primarily in the computer and communications sectors. Celestica is a supplier to over 50 OEMs, including such industry leaders as Cisco Systems Inc., Dell Computer Corporation, EMC Corporation, Fujitsu-ICL Systems Inc., Hewlett-Packard Company, International Business Machines Corporation, Lucent Technologies Inc., NEC Corporation, Motorola Inc., Nortel Networks Corporation and Sun Microsystems Inc. In the aggregate, Celestica's top ten customers represented 85% of revenue in the year ended December 31, 2000. The products Celestica manufactures can be found in a wide array of end-products, including: hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical ultrasound devices, modems, multimedia peripherals, PBX switches, personal computers, photonic devices, routers, scalable processors, servers, switching products, token ring products, video broadcasting cards, wireless base stations, wireless loop systems and workstations.

    Celestica's principal competitive advantages are its advanced capabilities and leadership in the areas of quality process and test technology and supply chain management. Celestica is an industry leader in a wide range of advanced manufacturing technologies, using established and emerging process technologies, including surface mount technology, or SMT, chip scale packaging, micro ball grid array and column grid array. Celestica's state-of-the-art manufacturing facilities are organized as customer focused factories, which have dedicated manufacturing lines and customer teams. Celestica believes its test capabilities are among the best in the industry and enable it to produce highly reliable products, including products that are critical to the functioning of our customers' products and systems. Celestica's size, geographic reach and leading expertise in supply chain management allow us to purchase materials cost-effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time to market.

    Celestica believes that its highly skilled workforce and unique culture represent a distinct competitive advantage and are fundamentally important to achieving the Company's strategic objectives. Celestica's workforce is among the most sophisticated and experienced in the EMS industry. The Company employs over 2,500 engineers. Furthermore, through innovative compensation and broad-based employee stock ownership, Celestica has developed a unique entrepreneurial, participative and team-based culture which is driven by the desire to continually exceed customer expectations. Celestica's commitment to its customers has been recognized through numerous customer and industry achievement awards.

ELECTRONICS MANUFACTURING SERVICES INDUSTRY

    OVERVIEW

    The EMS industry is comprised of companies that provide a range of manufacturing services to OEMs. The industry is (i) experiencing a rapid rate of growth, (ii) highly fragmented and (iii) poised for continuing consolidation due to the advantages of scale and geographic diversity. In 2000, only four EMS providers (Celestica, SCI Systems, Inc., Flextronics International and Solectron Corporation) achieved total revenue in excess of $5.0 billion.

    We see numerous industry vectors that are fueling continued growth in the EMS industry. These include: the growing trend by telecommunications companies and electronics firms to outsource their manufacturing and divest of their manufacturing assets; the impact the growth of the Internet is having on the development of faster and more powerful hardware, such as networking devices and servers; the growing trend for Japanese-based companies to outsource manufacturing; and the increasing number of acquisition opportunities in the area of EMS, including OEM divestitures.

    The Company believes that, as the trend to outsourcing continues, OEMs will increasingly outsource more complex products and services. This trend will favor larger EMS providers that have clear advantages of scale, geographic diversity, technology and quality, and is expected to lead to a sustained period of consolidation in the EMS industry.

    The EMS industry is highly diverse, with providers serving OEMs in a broad range of industry segments. The computer and communications sectors are the largest industry opportunities for EMS companies primarily due to rapidly changing product technologies and shortening product life cycles. These industry dynamics have caused many computer and communications OEMs to outsource design, assembly, test and worldwide distribution functions to their EMS partners.

    EVOLUTION OF THE EMS INDUSTRY

    Historically, OEMs were fully integrated. They invested heavily in manufacturing assets, establishing facilities around the world to support the manufacture, service and distribution of their products. Since the 1970s, the EMS market has evolved significantly. In the early stages of development of the EMS industry, EMS companies acted as subcontractors and performed simple material assembly functions mainly on a consignment basis for OEMs. Accordingly, the relationship between OEMs and EMS providers tended originally to be transactional in nature.

    Significant advancements in manufacturing process technology in the 1980s enabled EMS companies to provide cost savings to OEMs while at the same time increasing the quality of their products. Furthermore, as the capabilities of EMS companies expanded, an increasing number of OEMs adopted and became increasingly reliant upon manufacturing outsourcing strategies. In recent years, large sophisticated EMS companies have further expanded their capabilities to include providing services in support of their OEM customers, ranging from design to advanced manufacturing, final distribution and after-sales support. For the services they provide, the larger EMS companies generally have a lower cost structure, superior technological know-how and more advanced manufacturing processes relative to most of the OEM customers they serve. In this environment, OEMs have begun increasingly to outsource front-end design functions as well as back-end full system assembly, product test, test development, order fulfilment and distribution functions.

    By outsourcing EMS services, OEMs are able to focus on their core competencies, including product development, sales, marketing and customer service, while leveraging the expertise of EMS providers for design, procurement, assembly and test operations and supply chain management. As a result, larger, more sophisticated EMS providers have established strong strategic relationships with many of their OEM customers.

    The Company believes that the principal reasons OEMs establish relationships with EMS providers include the following:

    DECREASE TIME TO MARKET. Electronics products are experiencing increasingly shorter product life cycles, requiring OEMs to continually reduce the time required to bring products to market. OEMs can significantly improve product development cycles and enhance time to market by benefitting from the expertise and infrastructure of EMS providers. This includes capabilities relating to design, quick-turn prototype development and rapid ramp-up of new products to high volume production, with the critical support of worldwide supply chain management.

    REDUCE OPERATING COSTS AND INVESTED CAPITAL. As electronics products have become more technically advanced, the manufacturing process has become increasingly automated, requiring greater levels of investment in capital equipment. EMS companies enable OEMs to gain access to advanced manufacturing facilities, supply chain management and engineering capabilities, additional capacity, greater flexibility for both product ramp-up and changeover and the economies of scale which EMS companies provide. As a result, OEMs can reduce overall operating costs, working capital and capital investment requirements.

    FOCUS RESOURCES ON CORE COMPETENCIES. The electronics industry is experiencing greater levels of competition and rapid technological change. In this environment, many OEMs are seeking to focus on their core competencies of product development, sales, marketing and customer service, and to outsource design, manufacturing and related requirements to their EMS partners.

    ACCESS LEADING MANUFACTURING TECHNOLOGIES. Electronics products and electronics manufacturing technology have become increasingly sophisticated and complex, making it difficult for many OEMs to maintain the necessary technological expertise and focus required to efficiently manufacture products internally. By working closely with EMS providers, OEMs gain access to high quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

    UTILIZE EMS COMPANIES' PROCUREMENT, INVENTORY MANAGEMENT AND LOGISTICS EXPERTISE. OEMs who manufacture internally are faced with greater complexities in planning, procurement and inventory management due to frequent design changes, short product life cycles and product demand fluctuations. OEMs can address these complexities by outsourcing to EMS providers which (i) possess sophisticated supply chain management capabilities, and (ii) can leverage significant component procurement advantages to lower product costs.

    IMPROVE ACCESS TO GLOBAL MARKETS. OEMs are generally increasing their international activities in an effort to expand sales through access to foreign markets. EMS companies with worldwide capabilities are able to offer such OEMs global manufacturing solutions, to meet local content requirements, distribute products efficiently around the world and lower costs.

    KEY SUCCESS FACTORS

    Celestica believes that the following are the key success factors for EMS providers seeking to establish and expand relationships with leading OEMs:

    SOPHISTICATED TECHNOLOGICAL CAPABILITIES. The desire among OEMs to increase product performance, functionality and quality is driving a requirement for increasingly complex assembly and test technologies. EMS companies which possess sophisticated skills in manufacturing technology, and which continually innovate and develop advanced assembly and test techniques, provide a competitive advantage to their OEM customers. The Company believes that as the trend to outsourcing continues, OEMs will increasingly outsource more complex products.

    LARGE-SCALE AND FLEXIBLE PRODUCTION CAPACITY. Increasingly, leading OEMs are seeking to outsource large-scale manufacturing programs. Generally those EMS providers that can meet the volume and sensitive time-to-market requirements associated with these programs will be able to exploit these opportunities. EMS providers must be of a certain scale and diversity to be awarded large-scale programs, as OEMs are often seeking partners with the resources to support simultaneous product launches in multiple geographic markets.

    GLOBAL SUPPLY CHAIN MANAGEMENT SKILLS. EMS providers must possess the skills required to optimize many aspects of the OEM's global supply chain, from managing a sophisticated supplier base, component selection and cost-effective procurement to inventory management and rapid distribution direct to end-customers. Therefore, EMS providers who lack the sophisticated material resource planning and information technology systems necessary to effectively optimize the supply chain will be significantly disadvantaged in the marketplace.

    BROAD SERVICE OFFERING. In order to establish strategic relationships with OEM customers, EMS companies must be able to effectively provide a broad portfolio of services. These services include front-end product design and design for manufacturability, component selection and procurement, quick-turn prototyping, PCA test, product assurance and failure analysis and back-end functions such as full system assembly, order fulfilment, worldwide distribution and after-sales support, including repair services. The complex nature of certain services such as front-end design and testing require a significant investment in highly trained engineering personnel.

    GLOBAL PRESENCE. EMS companies with global plant networks can simplify and shorten an OEM's supply chain and significantly reduce the time it takes to bring products to market. Additionally, EMS providers are locating in lower-cost regions such as Mexico, Asia and Central Europe in order to complement their offerings by providing lower cost manufacturing solutions to their OEM customers for certain price-sensitive applications. As a result of these trends, many large OEMs are beginning to work with a smaller number of EMS providers that, as worldwide suppliers, can meet their needs in multiple geographic markets.

    MARKET CONSOLIDATION

    The Company believes that larger EMS providers which possess the above-noted attributes will be well positioned to take advantage of anticipated growth in the EMS industry. Conversely, the Company believes that smaller providers who seek to serve leading OEMs will generally be disadvantaged due to a lack of scale and their difficulty in meeting OEM requirements relating to technology, capacity, supply chain management, broad service offerings and global manufacturing capabilities.

    The EMS industry has experienced an increase in large-scale acquisition activity in recent years, primarily through the sale of facilities and manufacturing operations from OEMs to larger EMS providers. OEMs have tended to award these opportunities to larger EMS providers that possess the capital, management expertise and advanced systems required to integrate the acquired business effectively as the acquiror in most cases becomes an important supplier to the OEM post-acquisition. For the EMS provider, these acquisitions have been driven by the need for additional capacity, a desire to enter new geographic or product markets and services, or a desire to establish or further develop a customer relationship with a particular OEM.

    Given this environment, Celestica believes that the EMS industry may experience significant consolidation, driven by the continued trend among OEMs to outsource large-volume programs to leading EMS providers, the continued disposition of OEM manufacturing assets to these companies and acquisition activity among EMS businesses themselves.

CELESTICA'S STRATEGY

    Celestica's goal is to be the EMS "partner of choice" to leading
OEMs through leadership in technology, quality and supply chain management. To meet this goal, Celestica has implemented the following strategy which it believes will allow it to achieve superior financial performance and enhance shareholder value:

    LEVERAGE LEADERSHIP IN TECHNOLOGY, QUALITY AND SUPPLY CHAIN
MANAGEMENT. Celestica is committed to maintaining its leadership position in the areas of technology, quality and supply chain management. Celestica's modern plants and leading technological capabilities enable Celestica to produce complex and highly sophisticated products to meet the rigorous demands of its OEM customers. The Company's Customer Gateway Centre strategy provides customer access to the Company's broad base of services, capabilities, skills, geographic coverage and larger production facilities. Celestica's commitment to quality in all aspects of its business allows Celestica to deliver consistently reliable products to its OEM customers. The systems and processes associated with Celestica's leadership in supply chain management enable Celestica to rapidly ramp operations to meet customer needs, flexibly shift capacity in response to product demand fluctuations, and effectively distribute products directly to end-customers. Celestica often works closely with many suppliers to influence component design for the benefit of OEM customers. Celestica has been recognized through numerous customer and industry achievement awards.

    DEVELOP AND ENHANCE RELATIONSHIPS WITH LEADING OEMS. Celestica seeks profitable, strategic relationships with industry leaders in the computer and communications sectors. To this end, Celestica pursues opportunities which exploit its competitive advantages in the areas of technology, quality and supply chain management. This strategy has allowed Celestica to establish strong manufacturing relationships with OEMs such as Cisco Systems, Dell, EMC, Fujitsu-ICL, Hewlett-Packard, IBM, Lucent Technologies, Motorola, NEC, Nortel Networks and Sun Microsystems. Celestica is committed to further diversification of its customer base and expanding its global presence as required by its customers.

    BROADEN SERVICE OFFERINGS. Celestica continually expands the breadth and depth of the services it provides to OEMs. Although Celestica traditionally offered its services in connection with the production of higher-end and more complex products, Celestica has significantly broadened its offering of services to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs. In the last two years, Celestica has acquired additional capabilities in prototyping and PCA design, embedded system design, full system assembly and repair services. Celestica will continue to broaden its design services capabilities in order to increase the value of services to its customers. Furthermore, Celestica will continue to establish in key locations in order to better serve customers' requirements. Celestica will expand its capabilities and service offerings on a global basis as required by its customers.

    DIVERSIFY END-MARKETS AND GROW REVENUE WITH COMMUNICATIONS
CUSTOMERS. Celestica has a diversified customer base whose products serve the communications, server, workstation, personal computer, storage and other end-markets. In 2000, revenue by end-market users was as follows: server -- 33%; communications -- 31%; workstations -- 15%; storage -- 14%; and personal computer -- 7%. Celestica has targeted the communications segment as one of its strategic growth markets. Communications companies are increasing the amount of manufacturing they are outsourcing and Celestica believes its technology capabilities and global manufacturing platform are well suited to capitalizing on this opportunity. Celestica's goal is to grow its communications business to $4 to $5 billion in revenue by 2001. In addition to leading communications customers such as NEC, Nortel Networks, Lucent Technologies, Motorola, Cisco Systems and Juniper Networks, Celestica has built relationships with emerging communications companies such as Foundry Networks and Sycamore Networks.

    SELECTIVELY PURSUE STRATEGIC ACQUISITIONS. As at March 1, 2001, Celestica has completed 23 acquisitions since 1997. Celestica will continue selectively to seek acquisition opportunities in order to (i) further develop strategic relationships with leading OEMs, (ii) expand its capacity, (iii) diversify into new market sectors, (iv) broaden its service offerings and (v) optimize its global positioning. Celestica has developed and deployed a comprehensive integration strategy which includes establishing a common culture at all locations with broad-based workforce participation, providing a single marketing "face" to customers worldwide, deploying common information technology platforms, leveraging global procurement and transferring best practices among operations worldwide.

    INCREASE OPERATING MARGINS. Celestica has improved its operating margins each quarter sequentially since the first quarter of 1999, with the exception of the fourth quarter of 1999 compared to the first quarter of 2000 and the fourth quarter of 2000 compared to the first quarter of 2001 due to the seasonal mix of higher margin product in the fourth quarter. These margins are measured by Celestica as (i) net earnings plus interest expense, income taxes, amortization of intangible assets, integration costs related to acquisitions and other charges, divided by (ii) revenue. Management is committed to applying its proven strategies and processes to enhance margins in its newly acquired operations around the world. Additionally, Celestica is executing its plan to improve overall financial margins by (i) optimizing the allocation of production within Celestica's worldwide network of facilities based on cost and technological complexities, (ii) leveraging corporate procurement capabilities to lower materials costs, (iii) increasing utilization of recently acquired facilities to take advantage of significant operating leverage, (iv) deploying corporate cost reduction and productivity enhancement initiatives on a global basis,
(v) consistently applying best practices among its operations worldwide, and
(vi) compensating Celestica's employees based in part on the achievement of earnings targets. In addition, Celestica will continue its intensive focus on maximizing asset turnover which, combined with the margin enhancements described above, Celestica believes will increase its return on invested capital.

CELESTICA'S BUSINESS

    EMS SERVICES

    Celestica is positioned as a value-added provider within the EMS industry with a full spectrum of products and services to capitalize on the extensive technological know-how and intellectual capital within Celestica. Celestica believes that its ability to deliver this wide spectrum of services to its OEM customers provides Celestica with a competitive advantage over EMS providers focused in few service areas. Celestica offers a full range of manufacturing services including those discussed below.

    SUPPLY CHAIN MANAGEMENT. Celestica utilizes its fully integrated enterprise resource planning and supply chain management systems to enable it to optimize materials management from supplier to end-customer. Effective management of the supply chain is critical to the success of OEMs as it directly impacts the time required to deliver product to market and the capital requirements associated with carrying inventory.

    DESIGN. Celestica's design team works with OEM product developers in the early stages of product development. The design team uses advanced design tools to enable new product ideas to progress from electrical and ASIC design to simulation and physical layout to design for manufacturability. Electronic linkages between the customer, the design group and the manufacturing group at Celestica help to ensure that new designs are released rapidly, smoothly and cohesively into production.

    PROTOTYPING. Prototyping is a critical stage in the development of new products which is enhanced by linkage between OEM and EMS engineers. Celestica's prototyping and new product introduction centers, now referred to as "Customer Gateway Centres," are strategically located, enabling Celestica to provide a quick response to customer demands facilitating greater collaboration between Celestica's engineers and those of its customers and providing a seamless entry to Celestica's larger manufacturing facilities.

    PRODUCT ASSEMBLY AND TEST. Celestica uses sophisticated technology in the assembly and testing of its products, and has continually made significant investments in developing new assembly and test process techniques and improving product quality, reducing cost and improving delivery time to customers. Celestica works independently and with customers and suppliers to develop leading assembly and test technologies.

    FULL SYSTEM ASSEMBLY. Celestica provides full system assembly services to OEMs. These services require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Celestica's full system assembly services involve combining a wide range of sub-assemblies (including PCA) and employing advanced test techniques to various sub-assemblies and final-end products. Increasingly, OEMs require custom build-to-order system solutions with very short lead times. Celestica is focused on exploiting this trend through its advanced supply chain management capabilities.

    PRODUCT ASSURANCE. Celestica believes it is one of the few EMS companies that provides product assurance to its OEM customers. Celestica's product assurance team performs product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. Celestica is accredited as a National Testing Laboratory capable of testing to international standards (E.G., Canadian Standards Association and Underwriters Laboratories). Celestica believes that this service allows customers to attain product certification significantly faster than is customary in the EMS industry.

    FAILURE ANALYSIS. Celestica's extensive failure analysis capabilities concentrate on identifying the root cause of failures and determining corrective action. Root cause of failures typically relates to inherent component defects or design robustness deficiencies. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use, and field conditions are simulated in failure analysis laboratories which also employ advanced electron microscopes, spectrometers and other advanced equipment. Celestica is proficient in discovering failures before products are shipped and, more importantly, Celestica's highly qualified engineers are very pro-active in working in partnership with suppliers and customers to implement resolutions.

    PACKAGING AND GLOBAL DISTRIBUTION. Celestica designs and tests packaging of products for bulk shipment or single end-customer use. Celestica has a sophisticated integrated system for managing complex international order fulfilment, allowing Celestica to ship worldwide and, in many cases, directly to the OEMs' end-customers.

    AFTER-SALES SUPPORT. Celestica offers a wide range of after-sales support services. This support can be individualized to meet each customer's requirements and includes field failure analysis, product upgrades, repair and engineering change management.

    QUALITY MANAGEMENT

    One of Celestica's strengths has been its ability to consistently deliver high quality services and products. Celestica has an extensive quality management system that focuses on continual process improvement and achieving high customer satisfaction. Celestica employs a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of Celestica's principal facilities are ISO certified to ISO 9001 or ISO 9002 standards and its environmental management systems at its Toronto, Aurora, Foothill Ranch, Fort Collins, Chippewa Falls, Mt. Pleasant, Thailand, United Kingdom, Mexican, Italian and Dongguan facilities and most of its Dublin facilities are also certified under ISO 14001 (environmental) standards.

    Celestica believes that its success is directly linked to high customer satisfaction. As such, a portion of the compensation of employees is based on the results of extensive customer satisfaction surveys conducted on Celestica's behalf by an independent consultant.

    GEOGRAPHIES

    In 2000, approximately 73% of Celestica's products were delivered to customers in North America. Celestica produces products in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Czech Republic, Thailand, China, Hong Kong, Malaysia and Brazil. Facilities in the Americas, Europe and Asia generated approximately 62%, 27% and 11%, respectively, of Celestica's revenue in 2000. Celestica is focused on expanding its worldwide resources and capability. Additionally, Celestica believes that locating in lower cost geographic regions such as Central Europe and South America complements its service offerings by providing lower cost manufacturing solutions to its OEM customers for certain price-sensitive applications.

    Certain information concerning geographic segments is set forth in Note 22 to the Consolidated Financial Statements.

    SALES AND MARKETING

    Sales and marketing at Celestica is an integrated process designed to provide a single "face" to the customer worldwide. Celestica's coordination of efforts with key global accounts has been enhanced by the creation of customer-focused units each headed by a general manager to oversee the entire relationship with such customers. Celestica has a global network comprised of direct sales people, customer service representatives, project managers and global account executives, as well as Celestica's senior executives. Celestica's sales resources are directed at multiple management and staff levels within target accounts. Celestica also uses independent sales representatives in certain geographic areas. Sales offices are located in proximity to key OEMs.

    Celestica has adopted a focused marketing approach targeted at creating profitable, strategic relationships with leading OEMs primarily in the computer and communications sectors. To this end, Celestica is selective as to the nature and type of business it pursues in order to position itself as a value-added provider within the EMS industry.

    CUSTOMERS

    Celestica targets industry-leading customers primarily in the computer and communications sectors. Celestica is a supplier to over 50 OEMs, including such industry leaders as Cisco Systems, Dell, EMC, Fujitsu-ICL, Hewlett-Packard, IBM, Lucent Technologies, Motorola, NEC, Nortel Networks and Sun Microsystems. Celestica's electronics products can be found in a wide array of end-products, including: hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical ultrasound devices, modems, multimedia peripherals, PBX switches, personal computers, photonic devices, routers, scalable processors, servers, switching products, token ring products, video broadcasting equipment, wireless base stations, wireless loop systems and workstations.

    During 2000, Celestica's two largest customers, IBM and Sun Microsystems, each represented in excess of 10% of total revenue and in the aggregate represented 46% of total revenue. During 1999, Celestica's three largest customers, Hewlett-Packard, Sun Microsystems and Cisco Systems, each represented in excess of 10% of total revenue and in the aggregate represented 55% of total revenue. Celestica's next five largest customers represented 32% of total revenue in 2000 (compared with 23% for the next five largest customers in 1999).

    Celestica generally enters into supply arrangements in connection with its acquisition of facilities from OEMs. These arrangements generally govern the conduct of business between the parties relating to, among other things, the manufacture of products which were previously produced at that facility by the seller itself. Such arrangements, which in certain instances contain limited overhead contribution provisions or limited revenue or product volume guarantees, are for short-term periods (from one to three years). There can be no assurance that these arrangements will be renewed.

    TECHNOLOGY AND RESEARCH AND DEVELOPMENT

    Celestica uses advanced technology in the assembly and testing of the products it manufactures. Celestica believes that its processes and skills are among the most sophisticated in the industry, which provides Celestica with advantages over many of its smaller and less sophisticated competitors.

    SMT is the principal technology for the assembly of printed circuit boards. Celestica's customer-focused factories include predominantly SMT lines, which are highly flexible and are continually reconfigured to meet customer-specific product requirements. In addition to expertise in conventional SMT technology, Celestica has extensive capabilities across a broad range of specialized assembly process technologies, including chip on board, chip scale packaging, flip chip attach, tape automated bonding, wire bonding, multi-chip module, ball grid array, micro ball grid array, tape ball grid array and column grid array. Celestica also works with a wide range of substrate types from thin flexible printed circuit boards to highly complex, dense multilayer boards.

    Celestica's assembly capabilities are complemented by advanced test capabilities. Technologies include high speed functional testing, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. Celestica believes that its inspection technology, which includes X-ray laminography, three-dimensional laser paste volumetric inspection and scanning electron microscopy is among the most sophisticated in the EMS industry. Furthermore, Celestica employs internally-developed automated robotic technology to perform in-process repair.

    Celestica's ongoing research and development activities include the development of processes and test technologies as well as some focused product development. Celestica is pro-active in developing manufacturing techniques which take advantage of the latest component and product designs and packaging. For example, NASA selected Celestica to work with engineers in its jet propulsion laboratory to evaluate the robustness, quality and reliability of chip scale size packaging for use on space vehicles. Furthermore, Celestica often works with industry groups to advance the state of technology in the industry.

    SUPPLY CHAIN MANAGEMENT

    Celestica has strong relationships with a broad range of suppliers. Celestica uses electronic data interchange with its key suppliers and ensures speed of supply through the use of automated receiving and full-service distribution capabilities. During 2000, Celestica procured and managed over $8 billion in materials and related services. Celestica views this size of procurement as an important competitive advantage as it enhances its ability to obtain better pricing, influence component packaging and design and obtain supply of components in constrained markets.

    Celestica utilizes two fully integrated enterprise systems which provide comprehensive information on Celestica's logistics, financial and engineering support functions. One system is used in Asia, Brazil and Europe and the other system is common throughout the rest of Celestica. These systems provide management with the data required to manage the logistical complexities of the business. These systems are augmented by and integrated with other applications such as shop floor controls, component database management and design tools.

    Celestica employs a strategy of risk minimization relative to its inventory and generally orders materials and components only to the extent necessary to satisfy existing customer orders. Celestica has implemented specific inventory management strategies with certain suppliers such as "line-side stocking" (pulling inventory at the production line on an as needed basis) and "real-time component pricing" (the ability to obtain the advantage of the most recent price change in component pricing) designed to minimize the risk to Celestica of cost fluctuations. In providing contract manufacturing services to its customers, Celestica is largely protected from the risk of fluctuations in inventory costs as these costs are generally passed through to customers.

    Almost all of the products manufactured by Celestica require one or more components, one or more of which may be ordered from a sole-source supplier, and most full system assemblies require one or more components that are ordered from a sole-source supplier. Some of these components are rationed in response to supply shortages. Celestica attempts to ensure continuity of supply of these components. In cases where unanticipated customer demand or supply shortages occur, Celestica attempts to arrange for alternative sources of supply, where available, or to defer planned production in response to the anticipated unavailability of the critical components. In some cases, supply shortages will substantially curtail production of all full system assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components. There can be no assurance that such shortages, or future fluctuations in material cost, will not have a material adverse effect on Celestica's results of operations, business, prospects and financial condition.

    INTELLECTUAL PROPERTY

    Celestica holds licenses to various technologies which it acquired in connection with acquisitions from Fujitsu-ICL, Hewlett-Packard, IBM, Madge Networks and other companies. Celestica believes that it has secured access to all required technology that it is currently using in the conduct of its business.

    Technology developed under IBM's ownership for use by Celestica in its current business is licensed to Celestica by IBM pursuant to a "know-how" license acquired in connection with the acquisition of Celestica, which allows Celestica to employ this technology at no further cost. Also as part of the acquisition, Celestica and IBM entered into a patent license agreement to provide Celestica with the use of IBM patents relevant to the operation of Celestica's business. The license fee generally is fixed for products manufactured in Canada and is payable over the initial term of the agreement. The agreement expires on December 31, 2001 and may be extended at Celestica's option until expiration of all of the subject patents, on payment terms to be negotiated by the parties.

    Celestica regards its manufacturing processes and certain designs as proprietary trade secrets and confidential information. Celestica relies largely upon a combination of trade secret laws, non-disclosure agreements with its customers and suppliers and its internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of its designs and manufacturing processes. Although Celestica takes steps to protect its trade secrets, there can be no assurance that misappropriation will not occur.

    Celestica currently has a limited number of patents and patent applications pending. However, Celestica believes that the rapid pace of technological change makes patent protection less significant than such factors as the knowledge and experience of management and personnel and Celestica's ability to develop, enhance and market manufacturing services.

    Celestica licenses some technology from third parties which it uses in providing manufacturing services to its customers. Celestica believes that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to Celestica non-exclusive, worldwide licenses with respect to the subject technology and terminate upon a material breach by Celestica.

    COMPETITION

    The EMS industry is comprised of a large number of domestic and foreign companies, of which four companies, Celestica, SCI Systems, Inc., Flextronics International Ltd. and Solectron Corporation, each had annual revenue in excess of $5.0 billion in 2000. Celestica also faces competition from current and prospective customers which evaluate Celestica's capabilities against the merits of manufacturing products internally. Celestica competes with different companies depending on the type of service or geographic area. Certain of Celestica's competitors may have greater manufacturing, financial, research and development and marketing resources than Celestica. Celestica believes that the primary basis of competition in its targeted markets is manufacturing technology, quality, responsiveness, the provision of value added services and price. To remain competitive, Celestica believes it must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

    HUMAN RESOURCES

    As of March 1, 2001, Celestica employs over 31,000 permanent and temporary (contract) employees worldwide. A significant percentage of Celestica's permanent employees have post-secondary education and over 2,500 are engineers. The only Celestica employees that are unionized are certain of its employees in the United Kingdom, Italy, Mexico and Brazil. Given the variable nature of Celestica's project flow and the quick response time required by its customers, it is critical that Celestica be able to quickly ramp-up and ramp-down its production to maximize efficiency. To achieve this, Celestica's strategy has been to employ a skilled temporary labor force, as required.

    Culturally, Celestica is team-oriented, empowerment-based, dynamic and results-oriented with an overriding sensitivity to customer service and quality at all levels. This environment is a critical factor for

Celestica to be able to fully utilize the intellectual capital of its employees. Celestica has never experienced a work stoppage or strike. Celestica believes that its employee relations are good.

    ENVIRONMENTAL MATTERS

    Celestica is subject to extensive environmental, health and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of Celestica's plants. Celestica believes that it is in compliance in all material respects with current environmental laws. However, there can be no assurance that Celestica will not experience difficulties with its efforts to maintain material compliance at its facilities, or to comply with applicable environmental laws both currently and as they change in the future, or that its continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on Celestica's results of operations, business, prospects and financial condition. Celestica's need to comply with present and changing future environmental laws could restrict Celestica's ability to modify or expand its facilities or continue production and could require Celestica to acquire costly equipment or to incur other significant expense.

    Some of Celestica's operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred at some of Celestica's facilities, including its Toronto site, and may have occurred in the past at other sites. Celestica from time to time investigates, remediates and monitors soil and groundwater contamination at certain of Celestica's operating sites and is currently remediating contamination at the Toronto site.

    Phase I or similar environmental assessments (which involve general inspections without soil sampling or ground water analysis) were obtained for most of the manufacturing facilities leased or owned by Celestica in connection with Celestica's acquisition or lease of such facilities. The Company expects to conduct such environmental assessments in respect of future property acquisitions where consistent with local practice. These environmental assessments have not revealed any environmental liability that, based on current information, Celestica believes will have a material adverse effect on Celestica's results of operations, business, prospects or financial condition, nor is Celestica aware that it has any such material environmental liability. Nevertheless, it is possible that Celestica's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which Celestica is not presently aware or that future changes in law or enforcement standards will cause Celestica to incur significant costs or liabilities in the future.

    BACKLOG

    Although Celestica obtains firm purchase orders from its customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. Celestica does not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or cancelled.

    SEASONALITY

    Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. See Item 5, "Operating and Financial Review and
Prospects -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

GLOSSARY

ASIC..............................      "Application specific integrated circuit." A device which
                                        combines several functions into one silicon chip, allowing a reduction in space and power consumption.

Ball grid array...................      A silicon chip packaging technique that provides high
                                        interconnection density at a low cost, high thermal
                                        electrical performance, high reliability and high card
                                        assembly yields. This technology uses an array of solder
                                        balls to connect the silicon chip to the printed circuit
                                        board.

Chip on board.....................      A generic term for the use of unpackaged or "bare" silicon that is attached to the surface of the printed circuit
                                        board. The "bare" silicon is often sealed with an epoxy to strengthen reliability. Chip on board allows for space
                                        savings as well as faster signal processing speeds. Examples of chip on board are flip chip attach, tape automated
                                        bonding and wire bonded chips.

Chip scale packaging..............      A generic term describing a very dense packaging technique for the silicon chip; where the final package is not much
                                        larger than the "bare" silicon chip itself.

Column grid array.................      A silicon chip packaging technique similar to ball grid
                                        array for applications requiring a high number (greater than
                                        1,000) of input/output connections. This technology employs an array of column leads using high temperature solder.

Consignment.......................      An outsourcing method in which the outsourcing company
                                        provides most or all of the materials required for the
                                        products, and the EMS provider supplies only the
                                        manufacturing service.

EMS...............................      Electronics manufacturing services.

Flip chip attach..................      A type of chip on board, flip chip attach involves attaching the "bare" silicon directly to the printed circuit board
                                        using solder.

Full system assembly..............      The assembly of a variety of PCAs and other
                                        subassemblies/components into a final product, such as a
                                        server, workstation or personal computer. Full system
                                        assembly typically includes the testing and distribution of the final product.

In-circuit test...................      One of the first electrical tests performed on completed
                                        PCAs, where small portions of the PCAs can be individually tested down to the silicon chip level.

In-situ dynamic thermal cycling
  stress testing..................      The electrical testing of PCAs while varying temperature, in an effort to uncover potential defects in assembly and
                                        electronics components.

Interconnect technology...........      The series of techniques used to electrically connect
                                        silicon chips, substrates and other electronics components together to create a functional product.

LAN...............................      "Local area network." Multiple computers linked together to facilitate shared communications in a local or office
                                        environment.

Micro ball grid array.............      A silicon chip packaging technique very similar to ball grid array; however, the density of the electrical input/output leads (solder balls) is much greater.

Multi-chip module.................      A packaging technique that combines multiple silicon chips together into a single functional device.

OEM...............................      Original equipment manufacturer.

PBX switch........................      "Private branch exchange switch." A switch used in a
                                        telephone system consisting of central office trunks, a
                                        switchboard and extension telephones which may be
                                        interconnected with the trunks or with each other through
                                        the switchboard and associated equipment. These switches are typically used within a single company, office or building.

PCAs..............................      "Printed circuit assemblies." Printed circuit boards which are populated with various electronics components to form
                                        functional products.

Photonic devices..................      Communications equipment used in an optical network
                                        utilizing fibre optic technology for the transmission of
                                        information.

Scalable processor................      A processor system that allows for the combination of
                                        multiple microprocessors together to provide significantly higher processing power and speed.

Scanning electron
microscope........................      A device providing magnification of a material's surface up to 40,000 times and allowing in-depth surface analysis.

Substrate.........................      Also referred to as a "printed circuit board" or "board." A substrate acts as a carrier to provide very dense wiring
                                        between silicon chips. A substrate can take the form of
                                        ceramic, plastic, film or fibreglass sheets with embedded
                                        copper wiring.

Surface mount technology..........      A manufacturing technology for attaching electronics
                                        components directly onto the surface of printed circuit
                                        boards.

Tape automated bonding............      A type of chip on board, tape automated bonding involves
                                        attaching "bare" silicon through a mass bonding method. The silicon possesses gold or tin plated copper lead frames
                                        which are mounted directly to the printed circuit board.

Tape ball grid array..............      A ball grid array silicon chip which is packaged on a thin tape/film carrier.

Three-dimensional laser paste
volumetric inspection.............      A inspection system that uses a laser light source and a
                                        camera for image capture in a controlled process. It is used to measure the volume of solder paste that has been screened onto a printed circuit board in order to ensure solder
                                        quality.

Token ring........................      A type of LAN technology.

Turnkey...........................      An outsourcing method that turns over to the EMS provider
                                        all aspects of manufacturing, including the procurement of materials.

WAN...............................      "Wide area network." A communications network that covers a wide geographic area, such as a province, state or country.

Wire bonding......................      A method of attaching a "bare" silicon chip on a board. This process involves ultrasonically bonding fine aluminum wire
                                        (the size of a human hair) from the silicon chip to the PCB.
                                        This procedure is often performed in a clean room
                                        environment.

Wireless base stations............      A base station transmitter used in digital cellular
                                        telephone networks. This is the electrical communication
                                        device that links a cellular telephone to the telephone
                                        network.

Wireless loop system..............      A system providing wireless communications between the
                                        telephone network box on a residential street and all of the homes in the neighborhood, eliminating buried telephone
                                        cable to homes. This system can also be used in an office
                                        campus environment.

X-ray laminography................      An inspection process used for examining the quality of
                                        solder joints in an array package like ball grid array and column grid array. The technique is very similar to that of a CAT-Scan in the medical industry. The assembly is X-rayed in slices down through the solder joints, and the images are compared to a known good image for solder quality.

C.  ORGANIZATIONAL STRUCTURE

    We conduct our business through subsidiaries operating on a worldwide basis. The following chart identifies our principal operating subsidiaries, each of which is wholly-owned.

                                     [LOGO]

D.  DESCRIPTION OF PROPERTY

    The following table sets forth summary information with respect to our principal facilities.

FACILITY                                SQUARE FOOTAGE   OWNED/LEASED   PRINCIPAL MANUFACTURING SERVICES
--------                                --------------   ------------   --------------------------------
Toronto, Ontario......................    1,000,000          Owned      EMS
Richmond Hill, Ontario................      121,000         Leased      Power Systems
Aurora, Ontario.......................       55,000          Owned      EMS
Foothill Ranch, California............      243,000         Leased      EMS (Full System Assembly)
San Jose, California..................      242,000         Leased      EMS
Portsmouth, New Hampshire.............      206,000         Leased      EMS
Fort Collins, Colorado................      200,000         Leased      EMS
Nashville, Tennessee..................      160,000         Leased      EMS (Full System Assembly)
Chippewa Falls, Wisconsin.............      153,000          Owned      EMS
Lowell, Massachusetts.................      150,000         Leased      EMS
Rochester, Minnesota..................      148,000         Leased      EMS
Dallas, Texas.........................       91,000         Leased      EMS (Repair Services)
Milwaukie, Oregon.....................       70,000         Leased      Power Systems
Mt. Pleasant, Iowa....................       70,000         Leased      EMS
Chelmsford, Massachusetts.............       37,000         Leased      EMS (Design Service)
Raleigh, North Carolina...............       26,000         Leased      EMS (Prototype and Design)
Austin, Texas.........................       14,000         Leased      EMS (Prototype)
Kidsgrove, England....................      345,000          Owned      EMS
Telford, England......................      258,000          Owned      EMS
Ashton, England.......................      147,000         Leased      EMS (Full System Assembly)
Byley, England........................       65,000         Leased      EMS (Repair Services)
Bradwell Wood, England................       42,000         Leased      EMS
Vimercarte, Italy.....................      903,000          Owned      EMS
Santa Palombo, Italy..................      242,000          Owned      EMS (Full System Assembly)
Dublin, Ireland.......................      210,000          Owned      EMS
Dublin, Ireland.......................       53,000          Owned      EMS

FACILITY                                SQUARE FOOTAGE   OWNED/LEASED   PRINCIPAL MANUFACTURING SERVICES
--------                                --------------   ------------   --------------------------------
Rajecko, Czech Republic...............      183,000          Owned      EMS
Monterrey, Mexico.....................      214,000         Leased      EMS
Monterrey, Mexico.....................      113,000          Owned      EMS
Monterrey, Mexico.....................      112,000         Leased      EMS
Guarulhos, Brazil.....................      142,000         Leased      EMS
Hortolandia, Brazil...................       35,000         Leased      EMS
Dongguan, China.......................      291,000         Leased      EMS
Shanghai, China.......................       40,000         Leased      EMS
Laem Chabang, Thailand................      390,000         Leased      EMS
Kowloon, Hong Kong....................      123,000         Leased      Logistics Services
Kulim, Malaysia.......................       50,000          Owned      EMS

    Celestica's principal executive office is located at 12 Concorde Place, Toronto, Ontario M3C 3R8. Celestica owns a 330,000 square foot facility adjacent to its Toronto, Ontario facility which is leased to IBM Canada's Toronto Laboratory. All of Celestica's principal facilities are ISO certified to ISO 9001 or ISO 9002 standards and its environmental management systems at our Toronto, Aurora, Fort Collins, Foothill Ranch, Chippewa Falls, Mt. Pleasant, Thailand, United Kingdom, Mexican, Italian and Dongguan facilities and most of its Dublin facilities are also certified to the ISO 14001 (environmental) standards.

    The leases for Celestica's leased facilities expire between 2001 and 2015. Celestica currently expects to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS.

    GENERAL

    Celestica is a leading provider of electronics manufacturing services to OEMs worldwide and is the third-largest EMS provider in the world with 2000 revenue of $9.8 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products.

    At January 30, 2001, Celestica operated 34 facilities in twelve countries. During 1998, Celestica operated 18 facilities across North America and Europe. The acquisition of IMS in December 1998 provided the Company with an immediate and major presence in Asia, increasing the number of facilities to 23. Seven facilities were added in 1999 through five acquisitions and two greenfield establishments. In 2000, seven facilities were added through four acquisitions and one greenfield, and three smaller facilities were consolidated.

    In 1998 and 1999, Celestica completed three equity offerings, including its initial public offering, issuing a total of 81.9 million subordinate voting shares for net proceeds (after tax) of $1.1 billion. The net proceeds from the initial public offering were used to prepay a significant portion of Celestica's debt. The net proceeds of the subsequent offerings were used to fund organic and acquisition-related growth. In March 2000, Celestica issued 16.6 million subordinate voting shares for net proceeds (after tax) of $740.1 million, which provided Celestica with additional flexibility to support its growth strategy. In August 2000, Celestica completed an offering of 20-year Liquid Yield Option-TM- Notes, or LYONs, for net proceeds (after tax) of $850.4 million. The LYONs are recorded as an equity instrument pursuant to Canadian GAAP. See "Convertible Debt." The Company's net debt to capitalization ratio decreased from 57% at July 1998 to negative 28% at December 31, 2000.

    In December 1999, the Company completed a two-for-one stock split of the subordinate voting and multiple voting shares by way of a stock dividend. All historical share and per share information has been restated to reflect the effects of this stock split on a retroactive basis.

    Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in
Note 24 to the Consolidated Financial Statements.

ACQUISITIONS

    A significant portion of Celestica's growth has been generated by the strengthening of its customer relationships and increases in the breadth of its service offerings through facility and business acquisitions completed since the beginning of 1997.

    During 1997 and 1998, Celestica completed 12 acquisitions and established one greenfield operation. In 1999, Celestica completed five acquisitions and established two greenfield operations. In 2000, Celestica completed four acquisitions and established one greenfield operation.

    In April 1999, Celestica acquired Signar SRO from Gossen-Metrawatt GmbH ("Gossen-Metrawatt") in the Czech Republic, which provided Celestica with a strategic presence in a low-cost country in Central Europe. In connection with the acquisition, Celestica entered into a long-term supply and cooperation agreement with Gossen-Metrawatt. In September 1999, Celestica acquired VXI Electronics, Inc. in Milwaukie, Oregon, which enhanced the Company's power systems product and service operations in North America and expanded its customer base. In October 1999, Celestica acquired certain assets related to Hewlett-Packard's Healthcare Solutions Group's printed circuit board assembly operations in Andover, Massachusetts. This acquisition enhanced the Company's presence in the Northeast region of the United States and provided further product diversification into the medical equipment market segment. In
December 1999, Celestica acquired EPS Wireless, Inc. in Dallas, Texas. Also in December 1999, Celestica acquired certain assets of Fujitsu-ICL Systems Inc.'s repair business in Dallas, Texas. These acquisitions enhanced the Company's repair capabilities in North America and diversified its relationships with its customers. The aggregate purchase price paid by the Company for acquisitions in 1999 was $65.1 million. In June 1999, Celestica established greenfield operations in Brazil and Malaysia.

    In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $470.0 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. The Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services, with estimated annual revenue of approximately $1.5 billion. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. Approximately 1,800 employees joined Celestica.

    In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market, with estimated revenue of approximately $1.2 billion over the five-year term of the agreement. Approximately 680 employees joined Celestica. This acquisition enhanced the Company's presence in South America and put Celestica in a leadership position with communications and Internet infrastructure customers. In August 2000, the Company acquired Bull
Electronics Inc., the North American contract manufacturing operation of Groupe Bull of France. The operations, which are located in Lowell, Massachusetts, have enhanced the Company's service offerings in the New England area. The Company has moved its printed circuit board assembly operation from Andover into this Lowell facility, resulting in lower infrastructure costs. In November 2000, Celestica acquired NEC Technologies (UK) Ltd., in Telford, UK, which enhanced the Company's wireless communications capacity in Europe. The aggregate price for these three acquisitions in 2000 was $169.8 million. In 2000, Celestica established a greenfield operation in Singapore.

    Celestica's 21 acquisitions and the four greenfield operations completed through January 30, 2001 had purchase prices, or initial investment costs, in the case of greenfield operations, ranging from $2.5 million to

$470.0 million, totalling $1,203.7 million. Celestica continues to examine numerous acquisition opportunities in order to:

    - create strategic relationships with new customers and diversify end-product programs with existing customers;

    - expand its capacity in selected geographic regions to take advantage of existing infrastructure or low cost manufacturing;

    - diversify its customer base to serve a wide variety of end-markets with increasing emphasis on the communications sector;

    - broaden its product and service offerings; and

    - optimize its global positioning.

    On January 31, 2001, Celestica acquired Excel Electronics, Inc. in Austin, Texas. In February 2001, the Company acquired certain assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola, Inc. See "Recent Developments."

    Consistent with its past practices and as a normal course of business, Celestica is often engaged in ongoing discussions with respect to one or more possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in the computer and communication industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue its current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

    Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability, and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

    Celestica's contracts with its key customers generally provide a framework for its overall relationship with the customer. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

    Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs, and relative mix of value add products and services. The level and timing of a customer's orders will vary due to the customer's attempt to balance its inventory, changes in its manufacturing strategy and variation in demand for its products. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

    The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Revenue.....................................................   100.0%     100.0%     100.0%
Cost of sales...............................................    92.9       92.8       92.9
                                                               -----      -----      -----
Gross profit................................................     7.1        7.2        7.1
Selling, general and administrative expenses................     4.0        3.8        3.3
Amortization of intangible assets...........................     1.4        1.0        1.0
Integration costs related to acquisitions...................     0.3        0.2        0.2
Other charges...............................................     2.0        0.0        0.0
                                                               -----      -----      -----
Operating income (loss).....................................    (0.6)       2.2        2.6
Interest expense (income), net..............................     1.0        0.2       (0.2)
                                                               -----      -----      -----
Earnings (loss) before income taxes.........................    (1.6)       2.0        2.8
Income taxes (recovery).....................................    (0.1)       0.7        0.7
                                                               -----      -----      -----
Net earnings (loss).........................................    (1.5)%      1.3%       2.1%
                                                               =====      =====      =====
Adjusted net earnings.......................................     1.4%       2.3%       3.1%
                                                               =====      =====      =====

ADJUSTED NET EARNINGS

    As a result of the significant number of acquisitions made by Celestica over the past four years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (the write-down of intellectual property and goodwill and the write-off of deferred financing costs and debt redemption fees) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. The following table reconciles net earnings (loss) to adjusted net earnings:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                      (in millions)
Net earnings (loss).........................................   $(48.5)    $ 68.4     $206.7
Amortization of intangible assets...........................     45.4       55.6       88.9
Integration costs related to acquisitions...................      8.1        9.6       16.1
Other charges...............................................     64.7      --         --
Income tax effect of above..................................    (24.4)     (10.6)      (7.6)
                                                               ------     ------     ------
Adjusted net earnings.......................................   $ 45.3     $123.0     $304.1
                                                               ======     ======     ======
  % of revenue..............................................      1.4%       2.3%       3.1%
                                                               ======     ======     ======

REVENUE

    Revenue increased $4,454.9 million, or 84.1%, to $9,752.1 million in 2000 from $5,297.2 million in 1999. This increase resulted from growth achieved both organically and through strategic acquisitions. This growth was driven primarily by customers in the communications and server industries. The Company defines organic revenue as revenue which excludes business from operations acquired in the preceding 12 months. Organic revenue growth in 2000 was 49.8% and represented approximately 59.2% of the total year-over-year growth. Organic growth came from growth in existing business and new customers across all geographic segments. The

IBM acquisition accounted for the majority of the acquisition growth in 2000. Revenue from the Americas operations grew $2,684.8 million, or 74.8%, to $6,272.4 million in 2000 from $3,587.6 million in 1999. Revenue from European operations grew $1,714.7 million, or 154.7%, to $2,823.3 million in 2000 from $1,108.6 million in 1999. The Italian facilities generated over half of Europe's increase from the prior year, with the remainder due to an overall increase in Europe's base business. Revenue from Asian operations increased $431.7 million, or 60.8%, to $1,141.9 million in 2000 from $710.2 million in 1999. Inter-segment revenue in 2000 was $485.5 million, compared to $109.1 million in 1999. Revenue from customers in the communications industry in 2000 increased to 31% of revenue, compared to 25% of revenue in 1999. This increase is consistent with the Company's strategy to increase the portion of its revenue from customers in the communications industry. Revenue from customers in the server-related business in 2000 increased to 33% of revenue, compared to 25% of revenue in 1999, mainly as a result of the IBM acquisition in 2000.

    Revenue increased $2,048.0 million, or 63.0%, to $5,297.2 million in 1999 from $3,249.2 million in 1998. This increase resulted from growth achieved both organically and through strategic acquisitions. Organic revenue growth in 1999 was 37.9% and represented 60.2% of the total year-to-year growth. The organic growth resulted from new program wins with existing and new customers across the Canadian, U.S. and European geographic segments. Revenue from Asian operations was not considered part of the organic growth since the operations were acquired at the end of 1998. Revenue from the Americas operations grew $1,087.7 million, or 43.5%, to $3,587.6 million in 1999 from $2,499.9 million in 1998, substantially all through organic growth with new program wins from both existing and new customers. Revenue from European operations grew
$359.3 million, or 48.0%, to $1,108.6 million in 1999 from $749.3 million in 1998. Asian operations (formerly IMS) contributed $710.2 million in revenue in 1999 after acquisition on December 30, 1998. Inter-segment revenue in 1999 was $109.1 million compared to no inter-segment revenue in 1998. Acquisitions completed in 1999 together with the IMS acquisition contributed $816.4 million of revenue in 1999 with the majority of revenue being from Asian operations. Revenue from customers in the communications industry increased to 25% of revenue in 1999 compared to 16% of revenue in 1998.

    The following customers represented more than 10% of total revenue for each of the indicated years:

                                                         1998       1999       2000
                                                       --------   --------   --------
Sun Microsystems.....................................       X          X          X
IBM..................................................       X                     X
Hewlett-Packard......................................       X          X
Cisco Systems........................................                  X

    Celestica's top five customers represented in the aggregate 68.5% of total revenue in 2000 compared to 67.6% in 1999 and 71.8% 1998. The Company is dependent upon continued revenue from its top five customers. There can be no guarantee that revenue from these or any other customers will not increase or decrease as a percentage of consolidated revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations.

GROSS PROFIT

    Gross profit increased $305.5 million, or 79.9%, to $688.0 million in 2000 from $382.5 million in 1999. Gross margin decreased to 7.1% in 2000 from 7.2% in 1999. Gross margin has decreased as a result of a change in product mix and start-up costs for new programs, particularly in Mexico.

    Gross profit increased $152.0 million, or 65.9%, to $382.5 million in 1999 from $230.5 million in 1998. Gross margin increased to 7.2% in 1999 from 7.1% in 1998. The improvement in gross profit and gross margin was due to improved cost management, supply-chain initiatives and increased facility utilization levels in Canada, the United States and Europe, offset by lower Asian margins, greenfield start-up operations in Brazil, Malaysia and Mexico and new product introductions.

    For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions, and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased $123.9 million, or 61.3%, in 2000 to $326.1 million (3.3% of revenue) from $202.2 million (3.8% of revenue) in 1999. The increase in expenses was a result of increased staffing levels and higher selling, marketing and administrative costs to support sales growth, as well as the impact of expenses incurred by operations acquired during 1999 and 2000. Selling, general and administrative expenses increased at a slower rate than revenue in 2000.

    Selling, general and administrative expenses increased $71.7 million, or 54.9%, to $202.2 million (3.8% of revenue) in 1999 from $130.5 million (4.0% of revenue) in 1998. The increase in expenses was a result of increased staffing levels and higher selling, marketing and administrative costs to support the sales growth of the Company, as well as the impact of expenses incurred by operations acquired during 1998 and 1999.

    Research and development costs remained flat at $19.5 million (0.2% of revenue) in 2000 compared to $19.7 million (0.4% of revenue) in 1999 and $19.8 million (0.6% of revenue) in 1998.

INTANGIBLE ASSETS AND AMORTIZATION

    Amortization of intangible assets increased $33.3 million, or 59.9%, to $88.9 million in 2000 from $55.6 million in 1999. This increase is attributable to the intangible assets arising from the 1999 and 2000 acquisitions, with the largest portion relating to the IBM and NEC acquisitions. The excess of the purchase price paid over the fair value of tangible assets acquired in the five acquisitions completed in 1999 and the four acquisitions completed in 2000 totalled $348.9 million and has been allocated to goodwill, intellectual property and other intangible assets.

    Amortization of intangible assets increased $10.2 million, or 22.5%, to $55.6 million in 1999 from $45.4 million in 1998. This increase is attributable to the intangible assets arising from the 1998 and 1999 acquisitions, with the largest portion relating to the intangible assets arising from the IMS acquisition.

    At December 31, 2000, intangible assets represented 9.7% of Celestica's total assets compared to 13.8% at December 31, 1999.

INTEGRATION COSTS RELATED TO ACQUISITIONS

    Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

    Integration costs were $16.1 million in 2000 compared to $9.6 million in 1999 and $8.1 million in 1998. The integration costs incurred in 2000 relate primarily to the IBM and NEC acquisitions.

    Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2001 as it completes the integration of its 2000 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

    Other charges are non-recurring items or items that are unusual in nature. Celestica did not incur any other charges in 1999 or 2000.

    Other charges in 1998 totalled $64.7 million and is comprised of a write-down of the carrying value of intellectual property and goodwill amounting to $41.8 million, the write-off of deferred financing costs and debt redemption fees of $17.8 million and other charges of $5.1 million.

INTEREST INCOME, NET

    Interest income, net of interest expense, in 2000 amounted to $19.0 million. The Company incurred net interest expense of $10.7 million and $32.2 million in 1999 and 1998, respectively. Cash balances were higher in 2000 compared to 1999 due to the timing and size of the public offerings. In 2000, the Company earned interest income on its cash balance which more than offset the interest expense incurred on the Company's Senior Subordinated Notes. In 1999, the Company earned less interest income to offset against the higher interest expense. In 1998, the Company incurred higher interest expense due to higher debt levels. Debt was used to finance acquisitions in the first half of 1998 and the growth in operations. Debt levels for the second half of 1998 were lower due to proceeds from the initial public offering in July 1998.

INCOME TAXES

    Income tax expense in 2000 was $69.2 million, reflecting an effective tax rate of 25%. This is compared to an income tax expense of $36.0 million in 1999, or an effective tax rate of 34.5%, and a net income tax recovery of $2.0 million in 1998, which arose on recognizing the tax benefit of net operating losses in 1998. Commencing in the second half of 1999, the Company's effective tax rate decreased from 39% to 32%. In the second quarter of 2000, the effective tax rate decreased further to 24%. Celestica believes this tax rate is sustainable for the foreseeable future. The decrease in the Company's effective tax rates is attributable to the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include special tax holidays or similar tax incentives that Celestica has negotiated with the respective tax authorities.

    Celestica has recognized a net deferred tax asset at December 31, 2000 of $83.5 million ($45.4 million at December 31, 1999), which relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income (in excess of $265 million) in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. These losses will expire over a 15-year period commencing in 2006.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly financial information of Celestica for the eight quarters ended December 31, 2000. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. This variation may be offset in part by organic growth and acquisitions. This information has been derived from the quarterly consolidated financial statements of Celestica which are unaudited but which, in the opinion of management, have been prepared on the same basis as the Company's annual Consolidated Financial Statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with the Consolidated Financial Statements. The operating results for any previous quarter are not necessarily indicative of results for any future period.

                                                    QUARTER ENDED(1)
                                 -------------------------------------------------------
                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                    1999        1999           1999            1999
                                 ----------   ---------   --------------   -------------
                                       (U.S.$ millions, except per share amounts)
Revenue........................   $1,081.8    $1,249.7       $1,356.9        $1,608.8
Cost of sales..................    1,006.6     1,161.3        1,258.3         1,488.5
                                  --------    --------       --------        --------
Gross profit...................       75.2        88.4           98.6           120.3
  % of revenue.................        7.0%        7.1%           7.3%            7.5%
Selling, general and
  administrative expenses......       42.2        47.1           51.6            61.3
  % of revenue.................        3.9%        3.8%           3.8%            3.8%
Amortization of intangible
  assets.......................       13.8        13.7           14.1            14.0
Integration costs relating to
  acquisitions.................        0.4         3.6            1.3             4.3
                                  --------    --------       --------        --------
Operating income...............       18.8        24.0           31.6            40.7
Interest expense (income)......        3.2         2.3            3.0             2.2
                                  --------    --------       --------        --------
Earnings before income taxes...       15.6        21.7           28.6            38.5
Income taxes...................        6.1         8.5            9.1            12.3
                                  --------    --------       --------        --------
Net earnings...................   $    9.5    $   13.2       $   19.5        $   26.2
                                  ========    ========       ========        ========
Basic earnings per share.......   $   0.06    $   0.08       $   0.12        $   0.15
                                  ========    ========       ========        ========
Adjusted net earnings..........   $   21.9    $   27.5       $   32.6        $   41.0
                                  ========    ========       ========        ========
  % of revenue.................        2.0%        2.2%           2.4%            2.5%

                                                    QUARTER ENDED(1)
                                 -------------------------------------------------------
                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                    2000        2000           2000            2000
                                 ----------   ---------   --------------   -------------
                                       (U.S.$ millions, except per share amounts)
Revenue........................   $1,612.3    $2,091.9       $2,600.1        $3,447.8
Cost of sales..................    1,501.7     1,946.1        2,416.6         3,199.7
                                  --------    --------       --------        --------
Gross profit...................      110.6       145.8          183.5           248.1
  % of revenue.................        6.9%        7.0%           7.1%            7.2%
Selling, general and
  administrative expenses......       58.0        73.5           85.1           109.5
  % of revenue.................        3.6%        3.5%           3.3%            3.2%
Amortization of intangible
  assets.......................       15.3        19.2           25.6            28.8
Integration costs relating to
  acquisitions.................        0.7         4.9            4.8             5.7
                                  --------    --------       --------        --------
Operating income...............       36.6        48.2           68.0           104.1
Interest expense (income)......       (1.8)       (6.3)          (5.2)           (5.7)
                                  --------    --------       --------        --------
Earnings before income taxes...       38.4        54.5           73.2           109.8
Income taxes...................       12.3        13.1           17.5            26.3
                                  --------    --------       --------        --------
Net earnings...................   $   26.1    $   41.4       $   55.7        $   83.5
                                  ========    ========       ========        ========
Basic earnings per share.......   $   0.14    $   0.20       $   0.26        $   0.39
                                  ========    ========       ========        ========
Adjusted net earnings..........   $   39.5    $   63.7       $   83.9        $  117.0
                                  ========    ========       ========        ========
  % of revenue.................        2.4%        3.0%           3.2%            3.4%

---------------

(1) In 1999 and 2000, includes the results of operations of (a) the manufacturing operation of Gossen-Metrawatt GmbH in the Czech Republic acquired in April 1999, (b) greenfield operations established in Brazil and Malaysia in June 1999, (c) VXI Electronics, Inc. acquired in
    September 1999, (d) the assets acquired from Hewlett-Packard's Healthcare Group in October 1999, (e) EPS Wireless, Inc. acquired in December 1999 and
    (f) certain assets and repair operations acquired from Fujitsu-ICL
    Systems Inc. in December 1999; and in 2000, includes the results of operations of (g) certain assets in Minnesota and Italy acquired from IBM in February and May, 2000, respectively, (h) NDB Industrial Ltda. acquired in June 2000, (i) Bull Electronics Inc. acquired in August 2000 and (j) NEC Technologies (UK) Ltd. acquired in November 2000.

CONVERTIBLE DEBT

    In August 2000, Celestica issued LYONs with a principal amount at maturity of $1,813.6 million, payable August 1, 2020. The Company received gross proceeds of $862.9 million and incurred $12.5 million in underwriting commissions, net of tax of $6.9 million. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

    The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1,000 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs, or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

    The Company has recorded the LYONs as an equity instrument pursuant to Canadian GAAP. The LYONs are bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings. Under U.S. GAAP, the LYONs are classified as a long-term liability and, accordingly, the accrued yield on the LYONs during any period (at 3.75% per year) is classified as interest expense for that period.

    To calculate basic earnings per share for Canadian GAAP, the accretion of the convertible debt is deducted from net earnings for the period to determine earnings available to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

    For the year ended December 31, 2000, Celestica used cash of $85.1 million from operating activities, principally to support higher working capital requirements relating to revenue growth, which was offset by cash generated from operations. Investing activities in 2000 included capital expenditures of $282.8 million and $634.7 million for acquisitions. The acquisitions included IBM's assets in Minnesota and Italy, NDB Industrial Ltda. in Brazil, Bull Electronics Inc. in Massachusetts and NEC Technologies (UK) Ltd. in the UK. In March 2000, Celestica completed an equity offering and issued 16.6 million subordinate voting shares, for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million (pre-tax). In August 2000, Celestica completed the LYONs offering, raising gross proceeds of $862.9 million less underwriting commissions of $19.4 million (pre-tax).

    For the year ended December 31, 1999, Celestica's operating activities utilized $94.4 million in cash. Investing activities in 1999 included capital expenditures of $211.8 million and $64.8 million for acquisitions. In 1999, Celestica completed two equity offerings, issuing 34.5 million subordinate voting shares for gross proceeds of $751.6 million less expenses and underwriting commissions of $34.3 million (pre-tax).

CAPITAL RESOURCES

    Celestica has two $250 million global, unsecured, revolving credit facilities totalling $500 million, each provided by a syndicate of lenders. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The credit facilities are available until April 2004 and July 2003, respectively. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at December 31, 2000.

    The only other financial covenant in effect is a debt incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes.

    Celestica was in compliance with all debt covenants as at December 31, 2000.

    During the year, Celestica's public credit ratings were upgraded by both Standard & Poors and by Moody's Investors Service. Standard & Poors senior corporate credit rating for Celestica is BB+ with a stable outlook. Moody's senior implied rating for Celestica is Ba1, also with a stable outlook.

    Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its global, unsecured, revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2001 to be approximately $300 million to $350 million. At December 31, 2000, Celestica had committed $56 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

    Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are primarily denominated in Canadian dollars, British pounds sterling, Euros and Mexican pesos. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At December 31, 2000, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $653 million with expiry dates up to May 2002. The fair value of these contracts at December 31, 2000 was an unrealized gain of $7.5 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell
U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos and Euros at future dates. In general, these contracts extend for periods of less than 18 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

BACKLOG

    Although Celestica obtains firm purchase orders from its customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. Celestica does not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or cancelled.

RECENT DEVELOPMENTS

    In December 2000, the Company announced that it had entered into agreements providing for a strategic EMS alliance with Motorola, Inc., of Schaumburg, Illinois. Celestica has also entered into a three-year supply agreement with an estimated revenue of more than $1 billion over the three-year period. In February, 2001, Celestica acquired Motorola's manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa for a purchase price of approximately
$70 million. Approximately 1,200 employees have joined Celestica.

EURO CONVERSION

    As of January 1, 2001, 12 of the 15 member countries of the European Union (the participating countries) had established fixed conversion rates between their existing sovereign currencies and the Euro. For three years after the introduction of the Euro, the participating countries can perform financial transactions in either the Euro or their original local currencies. This will result in a fixed exchange rate among the participating countries, whereas the Euro (and the participating countries' currencies in tandem) will continue to float freely against the U.S. dollar and currencies of other non-participating countries.

    Management continuously monitors and evaluates the effects of the Euro conversion on the Company. Celestica does not believe that significant modifications of its information technology systems are needed in order to handle Euro transactions and reporting. The Company has modified its hedging policies to take the Euro conversion into account. While the Company currently believes that the effects of the conversion do not and will not have a material adverse effect on the Company's business and operations, there can be no assurances that such conversion will not have a material adverse effect on the Company's results of operations and financial position due to competitive and other factors that may be affected by the conversion and that cannot be predicted by the Company.

RECENT ACCOUNTING DEVELOPMENTS

    The SEC issued Staff Accounting Bulletins (SAB) 101 and 101A in
December 1999 and 101B in June 2000, "Revenue Recognition", which provided guidelines in applying generally accepted accounting principles to revenue recognition in financial statements and was to be implemented as of the fourth quarter of 2000. The Company believes that its revenue recognition practices are consistent with these guidelines.

    The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company will implement SFAS No. 133 for its first quarter ended March 31, 2001 for purposes of the U.S. GAAP reconciliation. In accordance with the new standard, the Company will account for its existing foreign currency contracts as cash flow hedges. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7,498 and a corresponding credit to other comprehensive income as a cumulative-effect type adjustment to reflect the initial mark-to-market on the foreign currency contracts. The Company expects to release $6,477 of the gain to earnings in the next 12 months as the related hedged items are recognized in earnings.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

    Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. Executive officers of Celestica are appointed annually and serve at the discretion of the board of directors. The following table sets forth certain information regarding the directors and senior officers of Celestica.

NAME                                  AGE      POSITION WITH CELESTICA
----                                --------   -----------------------
EUGENE V. POLISTUK................     54      Chairman of the Board, Chief Executive Officer and Director

ANTHONY P. PUPPI..................     43      Executive Vice-President, Chief Financial Officer, General
                                               Manager of Global Services and Director

ROBERT L. CRANDALL................     65      Director

MARK L. HILSON....................     43      Director

RICHARD S. LOVE...................     63      Director

ROGER L. MARTIN...................     44      Director

ANTHONY R. MELMAN.................     53      Director

GERALD W. SCHWARTZ................     59      Director

DON TAPSCOTT......................     53      Director

JOHN R. WALTER....................     54      Director

J. MARVIN M(A)GEE.................     48      President and Chief Operating Officer

R. THOMAS TROPEA..................     48      Vice-Chair, Global Customer Units and Worldwide Marketing
                                               and Business Development

ALASTAIR KELLY....................     56      Executive Vice-President, Corporate Development

ANDREW G. GORT....................     48      Executive Vice-President, Global Supply Chain Management

ARTHUR P. CIMENTO.................     43      Senior Vice-President, Corporate Strategies

LISA J. COLNETT...................     43      Senior Vice-President, Worldwide Process Management and
                                               Chief Information Officer

IAIN S. KENNEDY...................     39      Senior Vice-President, Integration

DONALD S. MCCREESH................     52      Senior Vice-President, Human Resources

DANIEL P. SHEA....................     44      Senior Vice-President and Chief Technology Officer

RAHUL SURI........................     35      Senior Vice-President, Mergers and Acquisitions

NAME                                  AGE      POSITION WITH CELESTICA
----                                --------   -----------------------
PETER J. BAR......................     43      Vice-President and Corporate Controller

ELIZABETH L. DELBIANCO............     41      Vice-President, General Counsel and Secretary

F. GRAHAM THOURET.................     46      Vice-President and Corporate Treasurer

    The following is a brief biography of each of Celestica's directors and senior officers:

    EUGENE V. POLISTUK is the Chairman of the Board of Directors and Chief Executive Officer of Celestica. He has been the Chief Executive Officer of Celestica since its inception in 1994, and was the President of Celestica until February 2001. Since 1986, Mr. Polistuk has been instrumental in charting Celestica's transformation and executing the company's successful evolution from its early history as an operating unit of IBM, to a stand alone company, to a $9.8 billion public company and leader in the electronics manufacturing services industry. Previously, Mr. Polistuk spent 25 years with IBM Canada where, over the course of his career, he managed all key functional areas of the business. Mr. Polistuk holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto. In 1994, he was presented with the "2T5 Meritorious Service Medal" in recognition of his meritorious service in and for the profession, by his peers in the University of Toronto Engineering Alumni Association. He has been recognized in the industry with awards such as Electronic Business' Outstanding CEO award and recognized as one of the "Hot 25" by Electronic Buyers' News.

    ANTHONY P. PUPPI has been the Chief Financial Officer of Celestica since its establishment and a director of Celestica since October 1996. He was appointed Executive Vice-President in October 1999 and General Manager, Global Services in February 2001. Mr. Puppi is responsible for Celestica's financial activities and Global Services businesses. From 1980 to 1992, he held positions of increasing senior financial management responsibility with IBM Canada. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University in Ontario.

    ROBERT L. CRANDALL is the former Chairman of the Board and Chief Executive Officer of AMR Corporation/ American Airlines Inc. Mr. Crandall has been a director of Celestica since July 1998 and was the Chairman of the Board of Celestica from February 1999 until February 2001. He is also a director of Anixter International Inc., Clear Channel Communications, Inc. and Halliburton Company. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

    MARK L. HILSON is a Vice-President of Onex and has acted as a director of Celestica since October 1996. Mr. Hilson joined Onex in 1988 and was appointed Vice-President in 1993. Prior to 1988, he was an associate in the Mergers & Acquisitions Group at Merrill Lynch. Mr. Hilson is also a director of Lantic Sugar Limited and Rogers Sugar Ltd., Magnatrax Corporation, Unitive Inc., Vincor International Inc. and a governor of Wilfrid Laurier University and the Shaw Festival. Mr. Hilson holds an Honours Bachelor of Business Administration (gold medallist) from Wilfrid Laurier University and a Master of Business Administration (George F. Baker Scholar) from the Harvard University Graduate School of Business Administration.

    RICHARD S. LOVE is a former Vice-President of Hewlett-Packard and a former general manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. Mr. Love has been a director of Celestica since July 1998. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice-President in 1992. He is a former director of HMT Technology Corporation and a former director of The Vendo Company and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University and a Master of Business Administration degree from Fairleigh Dickinson University.

    ROGER L. MARTIN is Dean of the University of Toronto's Joseph L. Rotman School of Management and has been a director of Celestica since July 1998.
Mr. Martin is a director of Monitor Company and Thomson Corporation, and a trustee of the Hospital for Sick Children. Mr. Martin holds a AB degree (cum laude) from Harvard College and a Master of Business Administration degree from the Harvard University Graduate School of Business Administration.

    ANTHONY R. MELMAN is a Vice-President of Onex and has been a director of Celestica since October 1996. Mr. Melman joined Onex as a shareholder and Vice-President in 1984. From 1977 to 1984, he was Senior Vice-President of Canadian Imperial Bank of Commerce responsible for worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, Mr. Melman had extensive merchant banking experience in South Africa and the United Kingdom. He is a director of a number of Onex-controlled companies. Mr. Melman is also a director of Baycrest Centre for Geriatric Care, as well as a member of its Finance Committee and Nominating Committee, a director of University of Toronto Asset Management Corporation and a member of the Board of Governors of Mount Sinai Hospital. Mr. Melman holds a Bachelor of Science in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from Cape Town University and a Ph.D. in Finance from the University of The Witwatersrand.

    GERALD W. SCHWARTZ is the Chairman of the Board, President and Chief Executive Officer of Onex and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of CanWest Capital Corp., now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, and certain Onex controlled companies.
Mr. Schwartz is Vice-Chairman and Member of the Executive Committee of Mount Sinai Hospital and is a Director, Governor, or Trustee of a number of other organizations, including Junior Achievement. Canadian Council of Christians and Jews and The Board of Associates of the Harvard Business School. Mr. Schwartz holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

    DON TAPSCOTT is the Chairman of Itemus Inc. and Digital 4Sight Corp.
Mr. Tapscott has been a director of Celestica since September 1998. He has authored numerous books on the application of technology in business.
Mr. Tapscott is a Forum Fellow of the World Economic Forum and advises corporate executives around the world on business strategy. Mr. Tapscott holds a Bachelor of Science degree in Psychology and Statistics and a Master of Education degree specializing in Research Methodology.

    JOHN R. WALTER is the retired President and Chief Operating Officer of AT&T Corp. and has been a director of Celestica since July 1998. Mr. Walter joined AT&T Corp. in 1996. From 1969 to 1996, he held positions of increasing responsibility with R.R. Donnelley & Sons Company, becoming President in 1987 and Chief Executive Officer and Chairman of the Board in 1989. He is a director of Abbott Laboratories, Deere & Company, Manpower, Inc. and Jones/Lang/LaSalle and is a trustee of the Chicago Symphony Orchestra and of Northwestern University. Mr. Walter holds a Bachelor of Science degree in business administration from Miami University of Ohio.

    J. MARVIN M(A)GEE has been the President and Chief Operating Officer of Celestica since February 2001 and was the Executive Vice-President, Worldwide Operations from October 1999 to February 2001 and was Senior Vice-President, Canada from January 1997 until October 1999. Mr. M(a)Gee joined IBM Canada in 1979 and, over the course of his career, has held a number of executive positions with IBM Canada's manufacturing and development operations with assignments in Canada and the United States. Mr. M(a)Gee holds a Bachelor of Science degree in Mechanical Engineering from the University of New Brunswick and a Master of Business Administration degree from McMaster University.

    R. THOMAS TROPEA has been Vice Chair, Global Customer Units and Worldwide Marketing and Business Development since February 2001 and was the Executive Vice-President, Worldwide Marketing and Business Development from October 1999 to February 2001 and Senior Vice-President of Marketing and Business Development from August 1998 to October 1999. Mr. Tropea has responsibility for global marketing and business development. He joined Celestica after an extensive career with Northern Telecom and has over 18 years of experience in the telecommunications industry in North America and Europe, working in critical areas such as sales, finance, business development, investor relations and manufacturing operations. Mr. Tropea holds a Master of Business Administration degree from the University of Toronto and a Bachelor of Commerce degree from Carleton University in Ottawa, Ontario.

    ALASTAIR KELLY has been the Executive Vice-President, Corporate Development since October 1999 and was the Senior Vice-President, Celestica Europe from January 1997 until October 1999. Mr. Kelly joined Design to

Distribution Limited in 1994 and, over the course of his career, has had experience in the computer, telecommunications and electronics manufacturing sectors. Mr. Kelly holds a Master of Arts degree in Psychology from Aberdeen University and a Doctor of Science degree from Salford University.

    ANDREW G. GORT has been an Executive Vice-President since February 2001 and was a Senior Vice-President of Celestica from October 1996 until February 2001. He is currently responsible for global supply chain management, which includes Celestica's worldwide procurement procedures. Mr. Gort joined IBM Canada in 1969 and, over the course of his career, has held various managerial roles in new products, materials, planning, office systems and manufacturing products.
Mr. Gort holds a Bachelor of Arts degree in Economics and a Master of Business Administration degree from the University of Toronto.

    ARTHUR P. CIMENTO joined Celestica in September 1999 as Senior Vice-President, Corporate Strategies. Prior to joining Celestica, he was at McKinsey & Co., a leading international management consulting firm, with a client portfolio focused on electronics operations. Mr. Cimento joined McKinsey in 1988, was elected a Principal in 1993, and held leadership positions in McKinsey's Operations and Electronics practices. Before joining McKinsey,
Mr. Cimento held management positions in several engineering services firms. He is a director of the San Francisco Chamber of Commerce. Mr. Cimento holds both a Bachelor of Science and a Master of Science degree in Mechanical Engineering from the Massachusetts Institute of Technology.

    LISA J. COLNETT has been a Senior Vice-President of Celestica since
October 1996. In her current role as Senior Vice-President, Worldwide Process Management and Chief Information Officer, she is responsible for key corporate functions including IT and manufacturing. Prior to that, Ms. Colnett headed the Memory Division of Celestica. Ms. Colnett joined IBM Canada in 1981 and, over the course of her career, has had experience in materials logistics, cost engineering, site logistics and manufacturing management. Ms. Colnett holds a Bachelor of Business Administration degree from the University of Western Ontario.

    IAIN S. KENNEDY has been a Senior Vice-President of Celestica since
January 1998. He currently is responsible for Celestica's integration of acquisitions. Prior to that, he was Senior Vice-President, Mergers and Acquisitions. He began his career with IBM Canada in 1984 and, over the course of his career, has held a number of information technology and manufacturing management positions. Mr. Kennedy holds a Bachelor of Science degree in Computer Science from the University of Western Ontario and a Master of Business Administration (Ivey Scholar) degree from the Richard Ivey School of Business, University of Western Ontario.

    DONALD S. M(C)CREESH joined Celestica in August 1999 as Senior Vice-President, Human Resources. Prior to joining Celestica, he was the Executive Vice President of Human Resources at the Canadian Imperial Bank of Commerce (CIBC). Prior to joining CIBC in 1997, Mr. M(c)Creesh was at Northern Telecom, where he held a number of senior human resource management positions. Mr. M(c)Creesh holds both a Bachelor of Psychology and a Master of Business Administration degree from McMaster University.

    DANIEL P. SHEA has been a Senior Vice-President of Celestica since
October 1996 and has been Chief Technology Officer since March 1998. He is also the General Manager, Hewlett-Packard Global Account and previously was President, Power Systems Division of Celestica where he was responsible for all aspects of Celestica's power systems business. Mr. Shea joined IBM Canada in 1980 and, over the course of his career, has held a number of engineering management roles such as quality, reliability, procurement and power systems. Mr. Shea holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto.

    RAHUL SURI has been the Senior Vice-President, Mergers and Acquisitions, since July 2000. He is responsible for Celestica's corporate mergers and acquisitions activity. Prior to joining Celestica, Mr. Suri was the Managing Director in the M&A Group at BMO Nesbitt Burns Investment Banking. Prior to that, he was a partner at the Canadian law firm Davies Ward & Beck. Mr. Suri was also a visiting professor at Queen's University Law School, Ontario for several years where he taught corporate law and mergers and acquisitions. In 1992, Mr. Suri served as an adviser to the Chairman and the Executive Director of the Ontario Securities and Exchange Commission on policy and legal matters.
Mr. Suri has a Master of Arts degree in Law from Cambridge University, England.

    PETER J. BAR has been Vice-President and Corporate Controller of Celestica since February 1999. Mr. Bar joined Celestica in March 1998 as the Vice-President, Finance-Power Systems. From 1984 to 1998, Mr. Bar held positions of increasing responsibility with the finance group at IBM Canada.
Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountant designation.

    ELIZABETH L. DELBIANCO has been Vice-President and General Counsel of Celestica since February 1998. She has overall responsibility for the legal affairs of Celestica and is also the Corporate Secretary. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. Ms. DelBianco holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the Richard Ivey School of Business, University of Western Ontario. Ms. DelBianco is qualified to practice law in Ontario and New York.

    F. GRAHAM THOURET has been Vice-President and Corporate Treasurer of Celestica since October 1997. Prior to that, he served as Vice-President and Treasurer of Dominion Textile Inc., a public company with international manufacturing and marketing operations. Mr. Thouret has also held senior management positions in the oil and gas industry and investment banking.
Mr. Thouret holds a Bachelor of Engineering degree from McGill University and a Master of Science in Management degree from the Massachusetts Institute of Technology.

    There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.  COMPENSATION

AGGREGATE COMPENSATION OF DIRECTORS AND OFFICERS

    Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. These directors receive an annual retainer fee of $25,000 and a fee of $2,500 for each meeting attended. Meetings of directors are expected to occur at least quarterly. In lieu of receiving such retainer and attendance fees for the term of their service as directors, these directors may elect, at the time they are first elected or appointed to Celestica's board of directors, to receive an annual retainer and per meeting fee of 2,860 and 286 subordinate voting shares, respectively. Each director has the right to elect to defer payment of his fees. Grants of subordinate voting shares for such purposes may not exceed an aggregate of 500,000 subordinate voting shares. The aggregate compensation paid in 2000 by the Company to its directors in their capacity as directors was $55,000 and the right to receive, in the aggregate, 22,880 subordinate voting shares. The delivery of these shares was deferred until the respective directors cease to be directors of Celestica. See "-- Long-Term Incentive Plan." In his capacity as Chairman of the Executive Committee, Mr. Crandall will receive an annual grant of 10,000 Performance Units, convertible into subordinate voting shares upon his retirement from the Board. Mr. Crandall received 20,000 Performance Units as Chairman of the Board in the year ended December 31, 2000.

    At the time of their election or appointment, each of these directors was issued options to acquire 50,000 subordinate voting shares exercisable at $8.75 per share. In 2000, each director was issued options to acquire 20,000 subordinate voting shares, exercisable at $48.69 per share pursuant to the Long-Term Incentive Plan.

    As of March 1, 2001, senior officers and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

                                       NUMBER OF
                                      SUBORDINATE     PURCHASE PRICE
                                     VOTING SHARES       PER SHARE
                                     --------------   ---------------
                                        863,268          $    5.00
                                        483,190          $    8.75
                                         69,700          $    7.50
                                        387,500          C$  18.90
                                         30,000          $  12.345
                                         23,000          C$ 20.625
                                         80,000          C$ 31.850
                                         70,000          $   22.97
                                        552,000          C$ 57.845
                                         60,000          $   39.03
                                        100,000          C$  60.00
                                        311,000          C$  86.50
                                         27,000          $ 56.1875
                                         25,000          C$  73.50
                                         40,000          C$  34.50
                                         60,000          $   23.41
                                         40,000          C$  72.60
                                         60,000          $   48.69

    These options expire at various dates from April 8, 2007 through December 5, 2010. See Item 6(E), "-- Share Purchase and Option Plans" below. See
Note 11 to the Consolidated Financial Statements for further information about options.

REMUNERATION OF NAMED EXECUTIVE OFFICERS

    The following table sets forth the compensation of the Chief Executive Officer of Celestica and the four other most highly compensated executive officers of Celestica during the year ended December 31, 2000 (collectively, the "Named Executive Officers") for services rendered in all capacities during Celestica's most recently completed financial year.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                                                       --------------
                                                         ANNUAL COMPENSATION(1)          SECURITIES
                                                     -------------------------------   UNDER OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION                            YEAR      SALARY      BONUS       GRANTED(2)     COMPENSATION(3)
---------------------------                          --------   --------   ---------   --------------   ---------------
                                                                  ($)         ($)           (#)               ($)
Eugene V. Polistuk.................................    2000     550,000    1,300,000      100,000           199,145
  Chairman of the Board and Chief Executive Officer    1999     387,973      581,959      270,000(4)         88,326

Anthony P. Puppi...................................    2000     370,000      524,000       35,000            48,614
  Executive Vice-President, Chief Financial Officer    1999     258,649      232,784      140,000(4)         39,153
  and General Manager, Global Services

J. Marvin M(a)Gee..................................    2000     360,000      510,000       40,000            32,817
  President and Chief Operating Officer                1999     226,317      203,686      120,000(4)         18,723

R. Thomas Tropea...................................    2000     350,000      495,000       35,000             5,100
  Vice Chair, Global Customer Units and Worldwide      1999     211,682      201,600       70,000            27,900
  Marketing and Business Development

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                                                       --------------
                                                         ANNUAL COMPENSATION(1)          SECURITIES
                                                     -------------------------------   UNDER OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION                            YEAR      SALARY      BONUS       GRANTED(2)     COMPENSATION(3)
---------------------------                          --------   --------   ---------   --------------   ---------------
                                                                  ($)         ($)           (#)               ($)
Alastair Kelly.....................................    2000     275,000      216,000       15,000            70,466
  Executive Vice-President, Corporate Development      1999     218,295      109,148       60,000(4)         57,849

-------------

(1) Excludes perquisites and other personal benefits because such compensation did not exceed 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2) See table under "Options Granted During Year Ended December 31, 2000 to Named Executive Officers."

(3) Represents amounts set aside to provide benefits under Celestica's pension plans (see "-- Pension Plans").

(4) Includes options granted to Named Executive Officers in 1999 with respect to the fiscal year 1998 as follows: Mr. Polistuk -- 130,000;
    Mr. Puppi -- 70,000; Mr. M(a)Gee -- 50,000; and Mr. Kelly -- 30,000.

OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2000 TO NAMED EXECUTIVE OFFICERS

    The following table sets out options to purchase subordinate voting shares granted by the Corporation to the Named Executive Officers during the year ended December 31, 2000.

                                                          % OF                         MARKET VALUE OF
                                     SUBORDINATE     TOTAL OPTIONS                       SUBORDINATE
                                    VOTING SHARES      GRANTED TO                       VOTING SHARES
                                    UNDER OPTIONS     EMPLOYEES IN    EXERCISE PRICE   ON THE DATE OF
NAME                                GRANTED(1) (#)        2000          ($/SHARE)      GRANT ($/SHARE)   EXPIRATION DATE
----                                --------------   --------------   --------------   ---------------   ----------------
Eugene V. Polistuk................     100,000            2.4%              C$86.50          C$86.50     December 5, 2010
Anthony P. Puppi..................      35,000            0.8%              C$86.50          C$86.50     December 5, 2010
J. Marvin M(a)Gee.................      40,000            1.0%              C$86.50          C$86.50     December 5, 2010
R. Thomas Tropea..................      35,000            0.8%         U.S.$56.1875     U.S.$56.1875     December 5, 2010
Alastair Kelly....................      15,000            0.4%         U.S.$56.1875     U.S.$56.1875     December 5, 2010

-------------

(1) Options vest in four equal annual instalments.

OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND VALUE OF OPTIONS AT DECEMBER 31, 2000 FOR NAMED EXECUTIVE OFFICERS

    The following table sets out certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2000 and with respect to subordinate voting shares under option to the Named Executive Officers as at December 31, 2000.

                                         SUBORDINATE                                                 VALUE OF UNEXERCISED
                                        VOTING SHARES     AGGREGATE     UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS AT
                                         ACQUIRED ON        VALUE          DECEMBER 31, 2000         DECEMBER 31, 2000(2)
NAME                                       EXERCISE      REALIZED(1)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                                    --------------   -----------   -------------------------   -------------------------
Eugene V. Polistuk....................      --               --             277,319/413,121(3)      $11,989,486/$11,370,634
Anthony P. Puppi......................      --               --             105,695/165,437(3)        $4,352,879/$4,380,372
J. Marvin M(a)Gee.....................      --               --              95,695/160,437(3)        $3,933,829/$3,961,322
R. Thomas Tropea......................      --               --             110,776/227,414(3)        $4,510,408/$7,165,137
Alastair Kelly........................      60,000       $3,851,070          51,981/125,641(3)        $2,194,686/$4,573,197

-------------

(1) Based on the selling price of the underlying shares.

(2) Based on the closing price of the subordinate voting shares on the New York Stock Exchange on December 31, 2000 of $54.25.

(3) Options granted under the ESPO Plans and the Long-Term Incentive Plan.

PENSION PLANS

    Messrs. Polistuk, Puppi and M(a)Gee each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55.

    Mr. M(a)Gee is enrolled in the defined contribution portion of the Canadian Pension Plan. Messrs. Polistuk and Puppi participate only in the defined benefit portion of the Canadian Pension Plan. Messrs. Polistuk, Puppi and M(a)Gee also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Revenue Canada maximum pension benefits.

    The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen.

    The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan for Messrs. Polistuk and Puppi.

                        CANADA PENSION PLAN TABLE(1)(2)

                                                   15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
EARNINGS AVERAGE ($)                              OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE
--------------------                              ----------   ----------   ----------   ----------   ----------
300,000.........................................   $36,000      $ 47,000     $ 63,000     $ 79,000     $ 79,000
400,000.........................................    53,000        71,000       94,000      118,000      118,000
500,000.........................................    62,000        83,000      109,000      138,000      138,000
600,000.........................................    71,000        94,000      125,000      158,000      158,000
700,000.........................................    80,000       107,000      140,000      177,000      177,000

------------

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.

(2) All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.5465.

    The benefit provided under the defined benefit portion of the Canadian Pension Plan for each of the officers who participate in the plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996 plus the greater of 1.2% of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan is of a modified career average design with pre-1999 benefits based on the three-year earnings average at December 31, 1998. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

    As at December 31, 2000, Messrs. Polistuk and Puppi had completed 32 and 21 years of service, respectively.

    During the year ended December 31, 2000, Celestica set aside an aggregate amount of $289,273 to provide pension benefits for Messrs. Polistuk, Puppi and M(a)Gee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2000 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and M(a)Gee pursuant to any other plans.

    Mr. Tropea participates in the "U.S. Plan." The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 15% of their total compensation. Celestica, at its discretion, may make contributions for the benefit of eligible employees.

    During the year ended December 31, 2000, Celestica contributed $5,100 to the U.S. Plan for the benefit of Mr. Tropea. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended
December 31, 2000 for the purpose of providing pension, retirement or similar benefits for Mr. Tropea.

    Mr. Kelly participates in Celestica's two U.K. pension plans ("U.K. Pension Plans"). The aggregate benefit provided under the U.K. Pension Plans is based on "Final Pensionable Pay" which is the greater of basic salary over the last twelve months and the average basic salary over any three consecutive tax years during the last 13 years of service. The following table sets forth the aggregate annual benefits payable under the U.K. Pension Plans for Mr. Kelly:

                        U.K. PENSION PLAN TABLE(1)(2)(3)

                                                  15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
EARNINGS AVERAGE ($)                             OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE
--------------------                             ----------   ----------   ----------   ----------   ----------
100,000........................................   $ 33,000     $ 44,000     $ 56,000     $ 64,000     $ 64,000
200,000........................................     66,000       89,000      111,000      127,000      127,000
300,000........................................    100,000      133,000      167,000      191,000      191,000
400,000........................................    133,000      177,000      222,000      255,000      255,000

------------

(1) This table assumes that age of retirement is 55 or later.

(2) All amounts shown are converted into U.S. dollars from British pounds sterling at an exchange rate of U.S.$1.00 = L0.6871.

(3) The Commissioner of Inland Revenue (United Kingdom) generally limits pension benefits to a maximum of two-thirds of earnings. For the purpose of determining the Inland Revenue limits applicable to Mr. Kelly, this table assumes that for each year until retirement Mr. Kelly receives a bonus equal to 10% of salary.

    For Mr. Kelly, the U.K. Pension Plans provide an aggregate benefit equal to two-thirds of Final Pensionable Pay (salary only) on retirement at age 60. On earlier retirement, the pension pro-rated by the proportion that completed service bears to potential service to age 60. The pension is reduced for early payment if it is taken before age 55. As at December 31, 2000, Mr. Kelly had accrued approximately 22 years of service.

    During the year ended December 31, 2000, Celestica paid contributions of $70,466 to the U.K. Pension Plans in respect of Mr. Kelly. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2000 for the purpose of providing pension, retirement or similar benefits for Mr. Kelly pursuant to any other plans.

EMPLOYMENT AGREEMENTS

    Messrs. Polistuk and Puppi each entered into an employment agreement with Celestica as of October 22, 1996. Mr. Tropea entered into an employment agreement with Celestica as of June 30, 1998. Each agreement provides for the executive's base salary and for benefits in accordance with Celestica's established benefit plans for employees from time to time. Each agreement provides for the executive to receive an amount equivalent to 36 months' salary if Celestica terminates the executive's employment, other than for cause, subject to reduction if the executive earns replacement earnings during such period from other sources.

INDEMNIFICATION AGREEMENTS

    Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

C.  BOARD PRACTICES

    Members of the Board of Directors are elected until the next annual meeting or until their successors are elected or appointed.

    Except for the right to receive deferred compensation (see Item 6(B), "Compensation"), no director is entitled to benefits from Celestica when they cease to serve as a director.

BOARD COMMITTEES

    The Board of Directors has established three standing committees of directors, each with a specific mandate. The Executive Committee, the Audit Committee and Compensation Committee each are composed of three directors.

    EXECUTIVE COMMITTEE

    Subject to the limitations set out in subsection 127(3) of the BUSINESS CORPORATIONS ACT (Ontario), the Board of Directors has delegated to the Executive Committee the powers to consider and approve certain matters relating to the management of Celestica subject to any regulations or restrictions that may from time to time be made or imposed upon the Executive Committee by the Board of Directors. The members of the Executive Committee are Mr. Crandall, Mr. Melman and Mr. Polistuk.

    AUDIT COMMITTEE

    The Audit Committee, which consists of Mr. Love, Mr. Martin and Mr. Melman, selects and engages, on behalf of Celestica, the independent public accountants to audit Celestica's annual financial statements, and reviews and approves the planned scope of the annual audit. The Audit Committee has direct communication channels with the auditors to discuss and review specific issues as appropriate. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk, including the management of risk with respect to environmental and health and safety matters.

    COMPENSATION COMMITTEE

    The Compensation Committee approves Celestica's executive compensation policies and establishes remuneration levels of Celestica's executive officers and performs such functions as provided for under Celestica's employee benefit programs and executive compensation programs. The Compensation Committee consists of Mr. Melman, Mr. Tapscott and Mr. Walter.

D.  EMPLOYEES

    As of March 1, 2001, Celestica has over 31,000 permanent and temporary (contract) employees worldwide. The following table sets forth information concerning Celestica's employees by geographic location:

                                                                   NUMBER OF EMPLOYEES
                                                              ------------------------------
DATE                                                          AMERICAS    EUROPE      ASIA
----                                                          --------   --------   --------
December 31, 1998...........................................    7,600     2,300      3,500
December 31, 1999...........................................   10,600     3,000      4,900
December 31, 2000...........................................   16,000     6,000      7,000

    During the year ended December 31, 2000, approximately 5,000 temporary (contract) employees were engaged by Celestica world-wide.

    Certain information concerning employees is set forth in Item 4, "Information on the Company -- Business Overview -- Human Resources."

E.  SHARE OWNERSHIP

    The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at March 1, 2001 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

                                                                          MARCH 1, 2001
                                                         -----------------------------------------------
                                                                           PERCENTAGE OF
                                                                             CLASS/ALL     PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)                               VOTING SHARES    EQUITY SHARES   VOTING POWER
---------------------------                              ---------------   -------------   -------------
Eugene V. Polistuk.....................................     389,371 SVS        */*             *
Anthony P. Puppi.......................................     168,052 SVS        */*             *
Robert L. Crandall.....................................      50,000 SVS        */*             *
Mark L. Hilson(2)(3)...................................     438,792 SVS        */*             *
Richard S. Love........................................      46,000 SVS        */*             *
Roger L. Martin........................................      40,000 SVS        */*             *
Anthony R. Melman(2)(4)................................     450,000 SVS        */*             *
Gerald W. Schwartz(2)(5)...............................  39,065,950 MVS     100%/19.2%       85.5%
                                                          5,556,317 SVS     3.4%/2.7%          *
Don Tapscott...........................................      40,000 SVS        */*             *
John R. Walter.........................................      50,000 SVS        */*             *
J. Marvin M(a)Gee......................................     150,695 SVS        */*             *
R. Thomas Tropea.......................................     190,776 SVS        */*             *
Alastair Kelly.........................................     108,988 SVS        */*             *
All directors and executive officers as a group
  (23 persons)(3)(4)(5)(6).............................  39,065,950 MVS     100%/19.2%       85.5%
                                                          7,701,421 SVS     4.7%/3.8%          *
  Total percentage of all equity shares and total
    percentage of voting power.........................                       22.9%          86.2%

------------

*   Less than 1%.

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities. Unless otherwise indicated, the address for each shareholder is: c/o Celestica Inc., 12 Concorde Place, Toronto, Ontario M3C 3R8.

(2) The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3) Includes 20,000 subordinate voting shares beneficially owned by Mr. Hilson's spouse (as to which Mr. Hilson disclaims beneficial ownership), 26,000 subordinate voting shares beneficially owned by a trust the beneficiaries of which are members of Mr. Hilson's family (as to which Mr. Hilson disclaims beneficial ownership) and 277,326 subordinate voting shares owned by Onex which are subject to options granted to Mr. Hilson pursuant to certain management investment plans of Onex.

(4) Includes 274,588 subordinate voting shares owned by Onex which are subject to options granted to Mr. Melman pursuant to certain management investment plans of Onex.

(5) Includes 299,992 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Of these shares 140,000 subordinate voting shares may be delivered at the option of a company owned by Mr. Schwartz, to satisfy the obligations of such company under equity forward agreements. Mr. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica beneficially owned by Onex.

(6) Includes 575,550 subordinate voting shares held by Royal Trust Corporation, in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of individual Celestica executives, pursuant to the provisions of Celestica employee benefit plans, and 438,184 subordinate voting shares which are subject to options.

    MVS and SVS have different voting rights. See Item 10, "Additional Information -- Memorandum and Articles of Incorporation -- Multiple Voting Shares and Subordinate Voting Shares."

SHARE PURCHASE AND OPTION PLANS

    Celestica has issued subordinate voting shares and has granted options to acquire subordinate voting shares for the benefit of certain of its employees and executives pursuant to various employee share purchase and option plans in effect prior to Celestica's initial public offering (the "ESPO Plans"). No further options or subordinate voting shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

    Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each subordinate voting share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO Plans.

    Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vest over a period of five years beginning December 31, 1998: December 31, 1998 -- 10%; December 31, 1999 -- 15%; December 31, 2000 -- 20%; December 31,
2001 -- 25%; December 31, 2002 -- 30%. All subordinate voting shares acquired by employees under the ESPO Plans are held either by the employee, or by Royal Trust Corporation, in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees. Pursuant to the terms of the ESPO Plans, when an employee ceases to be employed by Celestica, all options which are not then exercisable terminate. Similarly, unless exercised within a limited time period (up to a maximum of 90 days following the date to termination, depending on the cause of termination), the then exercisable options also terminate.

    As at March 1, 2001, approximately 3,800 persons held options to acquire an aggregate of 17,075,495 subordinate voting shares. All of these options were issued pursuant to the ESPO Plans except that options to acquire
9,980,774 subordinate voting shares were issued under the Long-Term Incentive Plan. The following table sets forth information with respect to options outstanding as at March 1, 2001.

                              OUTSTANDING OPTIONS

                                  NUMBER OF
                                 SUBORDINATE
                                VOTING SHARES
BENEFICIAL HOLDERS              UNDER OPTION          EXERCISE PRICE        YEAR OF ISSUANCE       DATE OF EXPIRY
------------------             ---------------      -------------------   --------------------   -------------------
Executive officers
  (15 persons in total)......          863,268      $5.00                 During 1997            April 8, 2007(1)
                                                                                                 April 29, 2008 -
                                       302,890      $7.50 - $8.75         During 1998            July 3, 2008
                                       387,500      C$18.90               January 1, 1999        January 1, 2009
                                        30,000      $12.345               January 1, 1999        January 1, 2009
                                        23,000      C$20.625              February 11, 1999      February 11, 2009
                                        80,000      C$31.85               July 2, 1999           July 2, 2009
                                        70,000      $22.97                September 20, 1999     September 20, 2009
                                       552,000      C$57.845              December 7, 1999       December 7, 2009
                                        60,000      $39.03                December 7, 1999       December 7, 2009
                                       100,000      C$60.00               May 26, 2000           May 26, 2010
                                       311,000      C$86.50               December 5, 2000       December 5, 2010
                                        27,000      $56.1875              December 5, 2000       December 5, 2010
                                        25,000      C$73.50               March 1, 2001          March 1, 2010

Directors who are not
  Executive officers.........          250,000      $8.75                 During 1998            July 7, 2008
                                        40,000      C$34.50               July 7, 1999           July 7, 2009
                                        60,000      $23.41                July 7, 1999           July 7, 2009
                                        40,000      $72.60                July 7, 2000           July 7, 2010
                                        60,000      $48.69                July 7, 2000           July 7, 2010

All other Celestica Employees
  (other than IMS)...........        4,173,148      $5.00                 During 1997            April, 2007(2)
  (more than 3,000 persons in                                                                    April 29, 2008 -
    total)...................          862,710      $7.50 - C$14.05       During 1998            November 9, 2008
                                       784,425      $13.69 - C$21.45      March 17, 1999         December 31, 2008
                                     2,274,275      $39.03/C$57.845       December 7, 1999       December 31, 2009

                                                                                                 January 1, 2009 to
                                       668,350      $13.65 - C$53.75      During 1999            December 31, 2009

                                                                                                 January 1, 2010 to
                                     1,139,774      $40.06 - C$123.65     During 2000            December 31, 2010
                                     2,481,155      $56.1875/C$86.50      December 5, 2000       December 5, 2010

                                                                          January 1, 2001 to     January 1, 2011 to
                                       190,200      $49.00 - C$108.45     March 1, 2001          March 1, 2011

                                                                                                 June 13, 2006 to
IMS Employees(5).............      1,239,800(3)(5)  $0.925-13.31(4)       December 30, 1998      December 18, 2008

-------------

(1) Except for 10,140 options which expire on November 4, 2005.

(2) Except for 289,740 options which expire on November 4, 2005.

(3) Represents options outstanding under certain stock option plans that were assumed by Celestica on December 31, 1998.

(4) The original exercise price for these options was based on the NASDAQ market price of IMS common stock at the date of issuance.

(5) Represents options outstanding under certain employee purchase plans that were assumed by Celestica on December 30, 1998.

    Celestica's compensation philosophy is predicated on the belief that broadly-based employee participation in share ownership is critical to maintain a common entrepreneurial culture and motivation throughout Celestica's operational units and across functional and geographic boundaries. Accordingly, prior to the completion of its initial public offering, Celestica established the Long-Term Incentive Plan and the Employee Share Ownership Plan.

LONG-TERM INCENTIVE PLAN

    LONG-TERM INCENTIVE PLAN. Under the Long-Term Incentive Plan (the "Plan"), the board of directors of Celestica may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights ("SARs") to directors, permanent employees and consultants ("eligible participants") of Celestica, its subsidiaries and other companies or partnerships in which Celestica has a significant investment ("affiliated entities").

    Under the Plan, up to 15,000,000 subordinate voting shares of Celestica may be issued from treasury. At the annual and special meeting of Celestica shareholders held April 18, 2001, shareholders approved the proposal to increase to 23,000,000 the number of subordinate voting shares that may be issued from treasury under the Plan. The number of subordinate voting shares which may be issued from treasury under the Plan to directors is limited to 2,000,000. In addition, Celestica may satisfy obligations under the Plan by acquiring subordinate voting shares in the market. The number of subordinate voting shares which may be reserved for issuance pursuant to options or rights granted pursuant to the Plan, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to any one person shall not exceed 5% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

    The exercise price for any stock option issued under the Plan will not be less than the market price of the subordinate voting shares on the day preceding the date of grant, except that options to acquire subordinate voting shares were issued to directors and an officer substantially concurrently with the completion of the initial public offering with an exercise price equal to the initial public offering price ($8.75). Options issued under the Plan may be exercised during a period determined under the Plan, which may not exceed ten years. The Plan also provides that, unless otherwise determined by the board of directors, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or its affiliated entities. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements.

    A participant may, in lieu of the exercise of an option for the number of shares represented thereby, exercise an option for a number of shares without payment of the option price by subscribing for that number of shares obtained by dividing (a) the difference between the market price and the option exercise price multiplied by the number of shares in respect of which the option is being exercised by (b) the market price at the time of exercise.

    Celestica may arrange for financial assistance, by way of loans or otherwise, to eligible participants to acquire subordinate voting shares upon the exercise of options under the Plan, on such terms and conditions as the board of directors determines.

    Under the Plan, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the subordinate voting shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. Such amounts may also be payable by the issuance of subordinate voting shares. SARs may be granted under the Plan on a one-for-one or other basis in tandem with option grants, in which case it may be a term of the option and the SAR that the exercise of one results in the cancellation of the other. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

    Upon the issuance of performance units, eligible participants will be entitled to receive grants of subordinate voting shares, with such shares to be issued at the then market price of subordinate voting shares. The issue of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the board of directors in its discretion. The number of subordinate voting shares which may be issued from the treasury of Celestica under the performance unit program is limited to 2,000,000 and the number of subordinate voting shares which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

    The interests of any participant under the Plan or in any option, rights or performance unit shall not be transferable by him or her except to a spouse or a personal holding company or family trust controlled by the participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant's spouse, the participant's minor children and the participant's minor grandchildren, subject to applicable stock exchange rules.

    The Plan, or the terms of any option, SAR or performance unit granted thereunder, can be amended by the board of directors, subject to obtaining any required regulatory approvals and participant and shareholder approval where so required. Participation in the Plan by eligible participants is not a condition of employment of an eligible participant. Celestica may appoint a trustee or administrator to perform certain functions under the Plan and the board of directors may delegate its rights and duties under the Plan to a committee of the board of directors or one or more specified officers.

EMPLOYEE SHARE OWNERSHIP PLAN

    The purpose of the Employee Share Ownership Plan ("ESOP") is to enable eligible employees and directors ("Eligible Participants") of Celestica to acquire subordinate voting shares, so as to encourage continued employee interest in the operation, growth and development of Celestica, as well as to provide an additional investment opportunity to employees and directors. The ESOP enables Eligible Participants to acquire subordinate voting shares from shares acquired by an administrator in the market. Under the ESOP, an Eligible Participant who is an employee may elect to contribute an amount by deduction from each regular payroll, representing no more than 10% of his or her compensation. A participant who is a director may elect to designate all or a portion of his or her cash retainer fees, meeting fees, committee or similar fees as a contribution under the ESOP. Celestica will contribute 25% of the amount of the contributions of employees, up to a maximum total for each contribution of 1% of the employee's compensation for the relevant payroll period. Unless otherwise determined by Celestica, no Celestica contribution shall be made for contributions by directors. The ESOP provides for vesting conditions relating to shares acquired under the ESOP using Celestica contributions. Under the ESOP, following each payroll period, an administrator acquires in the market subordinate voting shares for the purposes of satisfying purchases by Eligible Participants under the ESOP, using funds contributed by employees and Celestica. The ESOP also provides that participation in the Plan by Eligible Participants is not a condition of employment of an Eligible Participant.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  CONTROL OF REGISTRANT

    The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at March 1, 2001 by each person known to Celestica to own beneficially, directly or indirectly, 10% or more of the subordinate voting shares or the multiple voting shares. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

                                                                          MARCH 1, 2001
                                                        --------------------------------------------------
                                                                           PERCENTAGE OF
                                                                          CLASS/ALL EQUITY   PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)                              VOTING SHARES         SHARES        VOTING POWER
---------------------------                             ---------------   ----------------   -------------
Onex Corporation(2)(3)(4).............................  39,065,950 MVS       100%/19.2%        85.5%
                                                         5,256,325 SVS        3.2%/2.3%          *
Gerald W. Schwartz(2)(4)(5)...........................  39,065,950 MVS       100%/19.2%        85.5%
                                                         5,556,317 SVS        3.4%/2.7%          *
  Total percentage of all equity shares and total
    percentage of voting power........................                            21.9%        86.1%

AIM Management Group Inc.(6)(7).......................  21,640,824 SVS      13.1%/10.6%        1.9%

------------

*   Less than 1%.

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2) The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3) Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 2,731,966 subordinate voting shares held by Royal Trust Corporation, in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 45,367 subordinate voting shares representing an undivided interest of approximately 10.2% in 444,700 subordinate voting shares and 736,790 subordinate voting shares directly or indirectly held by certain officers of Onex which Onex has the right to vote.

    Of these shares, 9,214,320 subordinate voting shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by a subsidiary of Onex. In addition, 1,769,077 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled, and the issuer does not elect or the party to an equity forward agreements does not elect to satisfy its obligation in cash rather than delivering subordinate voting shares, if the issuer or the party to the equity forward agreements, as the case may be, does not have sufficient subordinate voting shares the requisite number of multiple voting shares held by such person will immediately be converted into subordinate voting shares, which shares will be delivered to satisfy such obligations.

    The shares Onex owns and the shares Onex has the right to vote represent in the aggregate 86.0% of the voting power of all Celestica shares. If the issuer of the exchangeable debentures due 2025 or the party to the equity forward agreement, as the case may be, elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration, of the debentures or at the settlement of the equity forward agreement, as the case may be, the shares that Onex owns and the shares Onex has the right to vote would, if the shares were delivered on March 1, 2001, represent in the aggregate 81.5% of the voting power of all Celestica shares.

(4) Multiple voting shares and subordinate voting shares have different voting rights. Information concerning voting rights is set forth in Item 10, "Additional Information -- Memorandum and Articles of
    Incorporation -- Multiple Voting Shares and Subordinate Voting Shares."

(5) Includes 299,992 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Of these shares 140,000 subordinate voting shares may be delivered at the option of a company owned by Mr. Schwartz, to satisfy the obligations of such company under equity forward agreements. Mr. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica beneficially owned by Onex.

(6) The address of such shareholder is: 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

(7) The information concerning this shareholder's ownership of subordinate voting shares was obtained from the shareholder's Schedule 13G filed with the Securities and Exchange Commission on January 10, 2001.

HOLDERS

    On March 1, 2001, there were approximately 521 holders of record of subordinate voting shares, of which approximately 243 holders, holding approximately 39.3% of the outstanding subordinate voting shares, were resident in the United States.

    On March 1, 2001, there was one holder of record of the Senior Subordinated Notes; the holder of record was in the United States.

    On March 1, 2001, there was one holder of record of the Liquid Yield Option-TM- Notes due 2020; the holder was in the United States.

B.  RELATED PARTY TRANSACTIONS

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Celestica and Onex are parties to a Management Services Agreement under which Onex has agreed to provide management, administrative, strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Management Services Agreement equal to $2.0 million per year adjusted for changes in the Canadian consumer price index. The Management Services Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent in the determination of the board of directors of Celestica with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's-length to Celestica. The Management Services Agreement has a term of five years with automatic renewal for successive one-year periods thereafter, subject to termination on 12 months' prior written notice at any time after the initial five-year term by the directors of Celestica who are independent of Celestica and Onex, and provided that in any event the Management Services Agreement, and the rights of Onex to receive fees (other than accrued and unpaid fees), will terminate 30 days after the first day upon which Onex ceases to hold at least one multiple voting share. During 2000, Celestica paid to Onex management and acquisition related fees of approximately $2.6 million.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

    As at March 1, 2001, Celestica had guaranteed $2,093,187 aggregate indebtedness of certain officers and employees of Celestica incurred in connection with the purchase of subordinate voting shares. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.

       INDEBTEDNESS OF SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

                                                                                         AMOUNT
                                                               LARGEST AMOUNT         OUTSTANDING
                                                                 OUTSTANDING             AS AT
NAME AND PRINCIPAL POSITION                                   DURING 2000(1)(2)   MARCH 1, 2001(2)(3)
---------------------------                                   -----------------   --------------------
Eugene V. Polistuk..........................................      $387,973                   nil
Director, Chairman of the Board and Chief Executive Officer

J. Marvin M(a)Gee...........................................      $173,941              $160,315
President and Chief Operating Officer

Anthony P. Puppi............................................      $173,941                   nil
Director, Executive Vice-President, Chief Financial Officer
  and General Manager, Global Services

R. Thomas Tropea............................................      $420,304              $420,304
Vice Chair, Global Customer Units and Worldwide Marketing
  and Business Development

Alastair Kelly..............................................      $225,572              $138,254
Executive Vice-President, Corporate Development

Andrew G. Gort..............................................      $ 96,537                   nil
Executive Vice-President, Global Supply Chain Management

Lisa J. Colnett.............................................      $130,464                   nil
Senior Vice-President, Worldwide Process Management and
  Chief Information Officer

Iain S. Kennedy.............................................      $ 55,661                   nil
Senior Vice-President, Integration

Daniel P. Shea..............................................      $289,902              $289,902
Senior Vice-President and Chief Technology Officer

Rahul Suri..................................................      $987,434              $987,434
Senior Vice-President, Mergers and Acquisitions

Elizabeth L. DelBianco......................................      $ 66,905                   nil
Vice-President, General Counsel and Secretary

                                                                                         AMOUNT
                                                               LARGEST AMOUNT         OUTSTANDING
                                                                 OUTSTANDING             AS AT
NAME AND PRINCIPAL POSITION                                   DURING 2000(1)(2)   MARCH 1, 2001(2)(3)
---------------------------                                   -----------------   --------------------
F. Graham Thouret...........................................      $182,671                   nil
Vice-President and Corporate Treasurer

Peter Bar...................................................      $127,869              $ 95,902
Vice-President and Corporate Controller

------------

(1) In 2000, the Corporation guaranteed a loan in the amount of $987,434 to enable Mr. Suri to purchase 20,000 subordinate voting shares. All of the shares purchased are pledged by Mr. Suri as security for the loan guarantee. No securities were purchased by any other directors or officers during 2000 with the financial assistance of Celestica.

(2) All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.5465 and from British pounds sterling at an exchange rate of U.S.$1.00 = L0.6871.

(3) All guaranteed amounts incur interest at a rate equal to certain commercial banks' prime lending rates. The security for each of the guaranteed amounts is the purchased subordinate voting shares.

    No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the year ended December 31, 2000.

C.  INTERESTS OF EXPERTS AND COUNSEL

    Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    See Item 18: Financial Statements.

LITIGATION

    The Company is not a party to any legal proceedings which, if decided adversely, could reasonably be expected to have a material adverse effect on the results of operations, business, prospects or financial condition of the Company.

DIVIDEND POLICY

    The Company has not declared or paid any dividends to its shareholders. Earnings will be retained by the Company for general corporate purposes to promote future growth; as such, the board of directors does not anticipate paying any dividends for the foreseeable future. The Company's board of directors will review this policy from time to time having regard to the Company's financial condition, financing requirements and other relevant factors. In addition, the Company's Senior Subordinated Notes due 2006 include a covenant restricting the Company's ability to pay dividends and the Company's credit facilities contain financial covenants that may indirectly restrict the Company's ability to pay dividends.

ITEM 9.  THE OFFER AND LISTING

A.  NATURE OF TRADING MARKET

MARKET INFORMATION

    The subordinate voting shares are listed on The New York Stock Exchange (the "NYSE") and The Toronto Stock Exchange (the "TSE"). The market price range and trading volume of the subordinate voting shares on the NYSE and the TSE for the periods indicated are set forth in the following tables, which have been restated to reflect the effect of the 1999 two-for-one stock split on a retroactive basis.

THE ANNUAL HIGH AND LOW MARKET PRICES FOR THE THREE MOST RECENT FISCAL YEARS(1)

                                                                            NYSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 1998 (from June 30, 1998)...........   $13.75     $ 5.19     22,165,800
Year ended December 31, 1999................................    57.00      12.06    115,803,800
Year ended December 31, 2000................................    87.00      35.50    314,486,100

                                                                             TSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 1998 (from June 30, 1998)...........  C$ 21.13   C$ 8.00     33,833,130
Year ended December 31, 1999................................     82.75     18.40    142,584,064
Year ended December 31, 2000................................    128.25     51.05    202,303,300

------------

(1) The subordinate voting shares began trading on June 30, 1998.

THE HIGH AND LOW MARKET PRICES FOR EACH FULL FISCAL QUARTER FOR THE TWO MOST
  RECENT FISCAL YEARS

                                                                            NYSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 1999

First quarter...............................................   $17.13     $12.57     26,046,000
Second quarter..............................................    22.07      15.88     24,785,600
Third quarter...............................................    24.88      20.38     21,278,000
Fourth quarter..............................................    56.25      23.94     43,694,200

Year ended December 31, 2000

First quarter...............................................   $60.06     $37.56     75,117,400
Second quarter..............................................    54.56      38.00     39,642,500
Third quarter...............................................    84.00      48.69     80,355,200
Fourth quarter..............................................    84.50      46.50    119,371,000

                                                                             TSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 1999

First quarter...............................................  C$ 26.00   C$19.25     41,585,510
Second quarter..............................................     32.50     23.85     43,700,976
Third quarter...............................................     36.63     30.75     20,844,182
Fourth quarter..............................................     81.75     35.50     36,453,396

Year ended December 31, 2000

First quarter...............................................  C$ 87.40   C$54.00     61,429,900
Second quarter..............................................     79.90     57.85     41,617,200
Third quarter...............................................    123.65     72.60     43,279,500
Fourth quarter..............................................    128.00     70.80     55,976,600

THE HIGH AND LOW MARKET PRICES FOR EACH MONTH FOR THE MOST RECENT SIX MONTHS

                                                                            NYSE
                                                              --------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   ----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
November 2000...............................................   $74.75     $51.00    37,903,600
December 2000...............................................    72.34      45.94    45,743,600
January 2001................................................    73.95      46.13    40,758,300
February 2001...............................................    76.40      46.80    51,823,400
March 2001..................................................    53.75      25.80    73,996,000
April 2001..................................................    51.65      24.00     6,609,000

                                                                            TSE
                                                              --------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   ----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
November 2000...............................................  C$114.95   C$78.50    18,606,513
December 2000...............................................    110.30     70.00    20,014,104
January 2001................................................    111.15     69.05    23,075,555
February 2001...............................................    114.00     72.50    23,029,160
March 2001..................................................     83.44     40.75    39,565,422
April 2001..................................................     79.25     37.55    33,557,716

    The LYONs are listed on the NYSE. The market price range of the LYONS on the NYSE for the periods indicated are set forth in the following tables.

THE HIGH AND LOW MARKET PRICES FOR EACH FULL FISCAL QUARTER FOR THE MOST RECENT
  FISCAL YEAR

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
Third quarter...............................................   $55.83     $48.75
Fourth quarter..............................................    55.24      40.05
Year ended December 31, 2000 (from August 1, 2000)(1).......    55.83      40.05

THE HIGH AND LOW MARKET PRICES FOR EACH MONTH FOR THE MOST RECENT SIX MONTHS.

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
November 2000...............................................   $51.58     $42.06
December 2000...............................................    49.51      40.05
January 2001................................................    52.21      41.36
February 2001...............................................    53.74      42.78
March 2001..................................................    35.48      45.04
April 2001..................................................    34.56      44.55

------------

(1) The LYONs began trading on August 1, 2000.

B.  PLAN OF DISTRIBUTION

    Not applicable.

C.  MARKETS

    The subordinate voting shares are listed on the NYSE and the TSE.

    Celestica's 10 1/2% Senior Subordinated Notes Due 2006 are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. The Senior Subordinated Notes are not listed on any securities exchange or quoted through NASDAQ. We have not been able to obtain information as to the low and high sale price of the Senior Subordinated Notes.

    Celestica's Liquid Yield Option-TM- Notes (LYONs) due 2020 are listed on the NYSE. In Canada, the LYONs are offered on a private placement basis through Merrill Lynch, Pierce, Fenner & Smith Incorporated and their affiliates. Liquid Yield Option-TM- Notes is a trademark of Merrill Lynch & Co., Inc.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

    Not applicable.

B.  MEMORANDUM AND ARTICLES OF INCORPORATION

    ARTICLES OF INCORPORATION

    The articles of incorporation of the Company do not place any restrictions on the Company's objects and purposes.

    CERTAIN POWERS OF DIRECTORS

    The BUSINESS CORPORATIONS ACT (Ontario), or the OBCA, requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with the Company, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the Company, shall disclose in writing to the Company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is:

    (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate;

    (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;

    (c) one for indemnity of or insurance for directors as contemplated under the OBCA; or

    (d) one with an affiliate.

    However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was as approved.

    The by-laws of the Company provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Company who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Company's behalf other than the normal work ordinarily required of a director of the Company. The by-laws provide that confirmation of any such resolution or resolutions by the shareholders of the Company is not required.

    The by-laws provide that the directors may:

    (a) borrow money upon the credit of the Company;

    (b) limit or increase the amount to be borrowed;

    (c) issue, reissue, sell or pledge bonds, debentures, notes or other securities or debt obligations of the Company;

    (d) issue, sell or pledge such bonds, debentures, notes or other securities or debt obligations for such sums and at such prices as may be deemed expedient; and

    (e) mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Company, and the undertaking and rights of the Company to secure any such bonds, debentures, notes or other securities or debt obligations, or to secure any present or future borrowing, liability or obligation of the Company.

    The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company. The OBCA requires the directors to submit any such amendment or repeal to the shareholders of the Company at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

    ELIGIBILITY TO SERVE AS A DIRECTOR

    The by-laws provide that every director shall be an individual 18 or more years of age and that no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director. There is no provision of the articles of incorporation or by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement. The OBCA requires that a majority of the directors of the Company be resident Canadians.

    The OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the articles of incorporation imposing a requirement that a director hold any shares issued by the Company.

AUTHORIZED CAPITAL OF THE COMPANY

    The authorized capital of the Company consists of an unlimited number of preference shares issuable in series, an unlimited number of subordinate voting shares and an unlimited number of multiple voting shares.

MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

    VOTING RIGHTS

    The holders of subordinate voting shares and multiple voting shares are entitled to notice of and to attend all meetings of shareholders and to vote at all such meetings together as a single class, except in respect of matters where only the holders of shares of one class or series of shares are entitled to vote separately pursuant to applicable law. The subordinate voting shares carry one vote per share and the multiple voting shares carry 25 votes per share. Generally, all matters to be voted on by shareholders must be approved by a simple majority (or, in the case of election of directors, by a plurality, and in the case of an amalgamation or amendments to the articles of the Company, by two-thirds) of the votes cast in respect of multiple voting shares and subordinate voting shares held by persons present in person or by proxy, voting together as a single class. The holders of multiple voting shares are entitled to one vote per share held at meetings of holders of multiple voting shares at which they are entitled to vote separately as a class.

    DIVIDENDS

    The subordinate voting shares and the multiple voting shares are entitled to share ratably, as a single class, in any dividends declared by the board of directors of the Company, subject to any preferential rights of any outstanding preference shares in respect of the payment of dividends. Dividends consisting of subordinate voting shares and multiple voting shares may be paid only as follows: (i) subordinate voting shares may be paid only to holders of subordinate voting shares, and multiple voting shares may be paid only to holders of multiple voting shares; and (ii) proportionally with respect to each outstanding subordinate voting share and multiple voting share.

    CONVERSION

    Each multiple voting share is convertible at any time at the option of the holder thereof into one subordinate voting share.

    Multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares and the multiple voting shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex or (ii) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes,
(i) "Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person.

    In addition, if at any time the number of outstanding multiple voting shares shall represent less than 5% of the aggregate number of the outstanding multiple voting shares and subordinate voting shares, all of the outstanding multiple voting shares shall be automatically converted at such time into subordinate voting shares on a one-for-one basis.

    Onex, which owns all of the outstanding multiple voting shares, has entered into an agreement with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the subordinate voting shares, that has the effect of preventing transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable provincial take-over bid legislation to which they would have been entitled in the event of a take-over bid for the multiple voting shares if the multiple voting shares had been subordinate voting shares.

    MODIFICATION, SUBDIVISION AND CONSOLIDATION

    Any modification to the provisions attaching to either the subordinate voting shares or the multiple voting shares require the separate affirmative vote of two-thirds of the votes cast by the holders of subordinate voting shares and multiple voting shares, respectively, voting as separate classes. The Company may not subdivide or consolidate the subordinate voting shares or the multiple voting shares without at the same time proportionally subdividing or consolidating the shares of the other class.

    CREATION OF OTHER VOTING SHARES

    The Company may not create any class or series of shares, or issue any shares of any class or series (other than subordinate voting shares) having the right to vote generally on all matters that may be submitted to a vote of shareholders (except matters for which applicable law requires the approval of holders of another class or series of shares voting separately as a class or series) without the separate affirmative vote of two-thirds of the votes cast by the holders of the subordinate voting shares and the multiple voting shares, respectively, voting as separate classes.

    RIGHTS ON DISSOLUTION

    With respect to a distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purposes of winding up its affairs, holders of subordinate voting shares and multiple voting shares will share ratably as a single class in assets available for distribution to holders of subordinate voting shares and multiple voting shares after payment in full of the amounts required to be paid to holders of preference shares, if any.

    OTHER RIGHTS

    Neither the subordinate voting shares nor the multiple voting shares are redeemable nor do the holders of such shares have pre-emptive rights to purchase additional shares.

    All of the outstanding subordinate voting shares and all of the outstanding multiple voting shares will be fully paid and non-assessable.

PREFERENCE SHARES

    The articles of the Company permit the issuance of preference shares in series, without further approval of shareholders. The number of preference shares of each series and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series, including, without limitation, any voting rights (other than general voting rights), any rights to receive dividends or any terms of redemption shall be determined by the board of directors. The holders of the preference shares are entitled to dividends in priority to the holders of multiple voting shares, the subordinate voting shares or other shares ranking junior to the preference shares. With respect to a distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purposes of winding up its affairs, the preference shares rank in priority to the multiple voting shares, the subordinate voting shares and any other shares ranking junior to the preference shares.

    Additional information concerning the rights and limitations of shareholders found in our memorandum and articles of incorporation is hereby incorporated by reference to our registration statement on Form F-4 (Reg. No. 333-9636).

C.  MATERIAL CONTRACTS

    The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report:

DATE                     PARTIES                TYPE            TERMS AND CONDITIONS            CONSIDERATION
----------------  ---------------------  -------------------  -------------------------  ----------------------------
June 22, 2000     Celestica and NEC do   Acquisition          Celestica acquired all     $122,780,000 purchase price
                  Brasil S.A. ("NEC")    Agreement            the shares of NDB          including post-closing
                                                              Industrial Ltda.           adjustments

December 5,       Celestica              Asset Purchase       Celestica Corporation and  Approximately $70,000,000
2000              Corporation,           Agreement            Celestica Ireland Limited
                  Celestica Ireland                           acquired certain assets
                  Limited,                                    from Motorola, Inc. and
                  Motorola, Inc. and                          Motorola B.V. in Dublin,
                  Motorola B.V.                               Ireland and
                                                              Mt. Pleasant, Iowa

January 12, 2000  Celestica              Asset Purchase       Celestica Corporation      $135,000,000 purchase price
                  Corporation,           Agreement            acquired certain assets    including post-closing
                  Celestica and IBM                           from IBM located in        adjustments
                                                              Rochester, Minnesota.

February 9,       Celestica, Celestica   Quota (Share)        Celestica and Celestica    Approximately
2000, amended     Europe Inc., IBM       Purchase Agreement   Europe Inc. acquired all   ITL 441,308,000,000, subject
February 28,      Italia S.p.A. and IBM                       the voting stock of WCE    to post-closing adjustments
2000 and          Semea Servizi                               Italia S.R.L.
May 31, 2000      Finanziari S.p.A.

May 7, 2001       Celestica Corporation  Asset Purchase       Celestica Corporation      Approximately $200,000,000
                  and Avaya, Inc.        Agreement            acquired certain assets
                                                              from Avaya in Denver,
                                                              Colorado and Little Rock,
                                                              Arkansas

D.  EXCHANGE CONTROLS

    Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holder of Celestica's securities, except as described under Item 10(E), "Taxation," below.

E.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a "U.S. Holder"), who acquires subordinate voting shares and who, for purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act") and the CANADA-UNITED STATES INCOME TAX CONVENTION
(1980) (the "Tax Treaty"), at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

    This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Canadian Tax Act"), and the Company's understanding of the current published administrative practices of the Canada Customs and Revenue Agency.

    This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account the tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER, AND NO REPRESENTATION WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. CONSEQUENTLY, U.S. HOLDERS OF SUBORDINATE VOTING SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

    All amounts relevant in computing a U.S. Holder's liability under the Canadian Tax Act are to be computed in Canadian dollars.

    TAXATION OF DIVIDENDS

    By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on subordinate voting shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividend will be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns at least 10% of the voting stock of the Company. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Company would not be required to withhold such tax from dividends paid or credited to such organization.

    DISPOSITION OF SUBORDINATE VOTING SHARES

    A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian
Tax Act) (other than treaty-protected property, as defined in the Canadian
Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the non-resident, persons with whom the non-resident did not deal at arm's length, or the non-resident together with such persons, owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. For this purpose, a person is considered to own any shares in respect of which the person has or had an option or other interest therein. Provided they are listed on a prescribed stock exchange for purposes of the Canadian Tax Act, subordinate voting shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to the Company. Even if the subordinate voting shares are taxable Canadian property to a U.S. Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion describes the material United States federal income tax consequences to United States Holders (as defined below) of subordinate voting shares. A United States Holder is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has made an election under applicable U.S. Treasury regulations to be treated as a U.S. Person. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase subordinate voting shares. This summary considers only United States Holders who will own subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In this context, the term "capital assets" means, in general, assets held for investment by a taxpayer. Material aspects of U.S. federal income tax relevant to non-United States Holders are also discussed below.

    This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker-dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a straddle, "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

    This discussion does not address any aspect of U.S. federal gift or estate tax or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold subordinate voting shares through a partnership or other pass-through entity. You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the subordinate voting shares.

    TAXATION OF DIVIDENDS PAID ON SUBORDINATE VOTING SHARES

    In the event that we pay a dividend, and subject to the discussion of the passive foreign investment company (PFIC) rules below, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on subordinate voting shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of our current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the subordinate voting shares and, to the extent in excess of such basis, will be treated as capital gain.

    Distributions of current or accumulated earnings and profits paid in Canadian dollars to a United States Holder will be includible in the income of the United States Holder in a dollar amount calculated by reference to the exchange rate on the date the distribution is received. A United States Holder who receives a distribution of Canadian dollars and converts the Canadian dollars into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar. Such gain or loss will generally be ordinary income and loss and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

    United States Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to some foreign source taxable income. A United States Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on subordinate voting shares to the extent that he has not held the subordinate voting shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a United States Holder has substantially diminished his or her risk of loss on his or her subordinate voting shares are not counted toward meeting the 16-day holding period.

    TAXATION OF DISPOSITION OF SUBORDINATE VOTING SHARES

    Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition. A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 20% rate of taxation for non-corporate taxpayers. Special rules (and generally lower maximum rates) apply to non-corporate taxpayers in lower tax brackets. Further preferential tax treatment may be available for non-corporate taxpayers who dispose of subordinate voting shares held for over five years. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of subordinate voting shares is subject to limitations. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

    TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

    A non-U.S. corporation will be a PFIC if, in general, either (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in a public offering. If we were a PFIC and a United States Holder did not make an election to treat the company as a "qualified electing fund" and did not make a mark-to-market election, each as described below, then:

    - Excess distributions by us to a United States Holder would be taxed in a special way. "Excess distributions" are amounts received by a United States Holder with respect to subordinate voting shares in any taxable year that exceed 125% of the average distributions received by the United States Holder from the company in the shorter of either the three previous years or his or her holding period for his or her shares before the present taxable year. Excess distributions must be allocated ratably to each day that a United States Holder has held subordinate voting shares. A United States Holder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A United States Holder must pay tax on amounts allocated to each prior taxable PFIC year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

    - The entire amount of gain that is realized by a United States Holder upon the sale or other disposition of shares will also be considered an excess distribution and will be subject to tax as described above.

    - A United States Holder's tax basis in shares that were acquired from a decedent will not receive a step-up to fair market value as of the date of the decedent's death but instead will be equal to the decedent's tax basis, if lower.

    The special PFIC rules will not apply to a United States Holder if the United States Holder makes an election to treat the company as a "qualified electing fund" in the first taxable year in which he or she owns subordinate voting shares and if we comply with reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service. A shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a United States Holder must file a completed IRS Form 8621 every year.

    A United States Holder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the United States Holder's adjusted tax basis in the PFIC shares. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. The subordinate voting shares would be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election would be made if the Company were classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and United States Holders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.

    We believe that we will not be a PFIC for 2001. Based on our current business plan, we do not expect to become a PFIC in the foreseeable future. These conclusions rest at least in part on factual issues, including a determination as to value of assets and projections as to our revenue. We cannot assure you that our actual revenues, including our revenues for the remainder of 2001, will be as projected or that a determination as to non-PFIC status would not be challenged by the Internal Revenue Service. Moreover, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

    TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS OF SUBORDINATE VOTING SHARES

    Except as described in "Information Reporting and Back-up Withholding" below, a non-United States Holder of subordinate voting shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, subordinate voting shares unless:

    - the item is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, such item is attributable to a permanent establishment, or, in the case of an individual, a fixed place of business, in the United States;

    - the non-United States Holder is an individual who holds the subordinate voting shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

    - the non-United States Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

    INFORMATION REPORTING AND BACK-UP WITHHOLDING

    United States Holders generally are subject to information reporting requirements and back-up withholding at a rate of 31% with respect to dividends paid in the United States and on proceeds paid from the disposition of shares, unless the United States Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact when so required, or
(ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholdings, and otherwise complies with applicable requirements of the backup withholding rules.

    Non-United States Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on or upon the disposition of shares, provided in some instances that the non-United States Holder provides a taxpayer identification number, certifies to his foreign status or otherwise establishes an exemption.

    The amount of any back-up withholding will be allowed as a credit against U.S. federal income tax liability and may entitle the Holder to a refund, provided that required information is furnished to the Internal Revenue Service.

F.  DIVIDENDS AND PAYING AGENTS

    Not applicable.

G.  STATEMENT BY EXPERTS

    Not applicable.

H. DOCUMENTS ON DISPLAY

    Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

    You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W.,
Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

    You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

    We also file reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically at the Web-site it maintains at http://www.sedar.com.

I.  SUBSIDIARY INFORMATION

    Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EXCHANGE RATE RISK

    Celestica has entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk in excess of amounts recognized in the balance sheets. As at December 31, 2000, Celestica had outstanding foreign exchange contracts to sell U.S. $425.1 million in exchange for Canadian dollars over a period of 17 months at a weighted average exchange rate of U.S. $0.67, U.S. $160.2 million in exchange for British pounds sterling over a 12 month period at a weighted average exchange rate of U.S. $1.44, U.S. $35.2 million in exchange for Mexican pesos over a period of 12 months at a weighted average rate of exchange of U.S. $0.10 and U.S. $28.6 million in exchange for Euros over a 12 month period at a weighted average exchange rate of U.S. $0.88. At December 31, 2000, these contracts had a fair value asset of U.S. $7.5 million. The table below provides information about Celestica's foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts.

                                                                            DECEMBER 31, 2000
                                                         --------------------------------------------------------
                                                                          EXPECTED MATURITY DATE
                                                         --------------------------------------------------------
                                                           2001       2002     THEREAFTER    TOTAL     FAIR VALUE
                                                         --------   --------   ----------   --------   ----------
FORWARD EXCHANGE AGREEMENTS
  Receive C$/Pay U.S.$
    Contract amount (in millions)......................   $361.6     $63.5       $--         $425.1       $(3.4)
    Average exchange rate..............................     0.67      0.66                     0.67
  Receive L/Pay U.S.$
    Contract amount (in millions)......................    160.2      --          --          160.2         5.8
    Average exchange rate..............................     1.44                               1.44
  Receive Mexican pesos/Pay U.S.$
    Contract amount (in millions)......................   $ 35.2     $--         $--         $ 35.2       $ 0.5
    Average exchange rate..............................     0.10                               0.10
  Receive Euro/Pay (U.S.$)
    Contract amount (in millions)......................   $ 28.6      --          --           28.6         4.6
    Average exchange rate..............................     0.88                               0.88
                                                          ------     -----       ------      ------       -----
      Total............................................   $585.6     $63.5       $--         $649.1       $ 7.5
                                                          ======     =====       ======      ======       =====

INTEREST RATE RISK

    Celestica's existing debt is predominantly at fixed rates. The table below provides information about Celestica's financial instruments that are sensitive to changes in interest rates.

                                                                         EXPECTED MATURITY DATE
                                        -----------------------------------------------------------------------------------------
                                          2001       2002       2003       2004       2005     THEREAFTER    TOTAL     FAIR VALUE
                                        --------   --------   --------   --------   --------   ----------   --------   ----------
                                                                           (U.S.$ in millions)
Long-Term Debt
Subordinate debt......................   $    0     $    0     $    0     $    0     $    0      $130.0      $130.0      $135.2
  Fixed rate..........................    10.50%     10.50%     10.50%     10.50%      10.5%      10.50%
All other fixed rate obligations
  (including capital leases)..........      1.3        0.3        0.3          0          0           0         1.9         1.9
                                         ------     ------     ------     ------     ------      ------      ------      ------
    Total.............................   $  1.3     $  0.3     $  0.3     $    0     $    0      $130.0      $131.9      $137.1
                                         ======     ======     ======     ======     ======      ======      ======      ======

CONVERTIBLE DEBT (LYONS)

    We have issued convertible debt with a principal amount at maturity of $1.8 billion, payable August 1, 2020. At March 1, 2001, we were not exposed to interest rate risk on this debt because (i) the issue price represents a fixed yield to maturity, (ii) the principal payable at maturity is fixed and
(iii) the conversion ratio into subordinate voting shares of the Company is fixed.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

    The following financial statements have been filed as part of this Annual
Report:

                                                                        PAGE
                                                                      --------
        Auditors' Report............................................    F-2
        Consolidated Balance Sheets as at December 31, 1999 and
          2000......................................................    F-3
        Consolidated Statements of Earnings (Loss) for the years
          ended December 31, 1998, 1999 and 2000....................    F-4
        Consolidated Statements of Shareholders' Equity for the
          years ended December 31, 1998, 1999 and 2000..............    F-5
        Consolidated Statements of Cash Flows for the years ended
          December 31, 1998, 1999 and 2000..........................    F-6
        Notes to the Consolidated Financial Statements..............    F-7

ITEM 19.  EXHIBITS

    The following exhibits have been filed as part of this Annual Report:

    EXHIBIT
    NUMBER                      DESCRIPTION
    -------                     -----------
    1.                          Articles of Incorporation and by-laws as currently in
                                effect:

    1.1                         Certificate and Articles of Incorporation(1)

    1.2                         Certificate and Articles of Amendment effective October 22,
                                1996(1)

    1.3                         Certificate and Articles of Amendment effective January 24,
                                1997(1)

    1.4                         Certificate and Articles of Amendment effective October 8,
                                1997(1)

    1.5                         Certificate and Articles of Amendment effective April 29,
                                1998(2)

    1.6                         Articles of Amendment effective June 26, 1998(3)

    1.7                         Restated Articles of Incorporation effective June 26,
                                1998(3)

    1.8                         Bylaw No. 1

    1.9                         Bylaw No. 2(1)

    2.                          Instruments defining rights of holders of equity or debt
                                securities:

    2.1                         See Certificate and Articles of Incorporation and amendments thereto identified above.

    2.2                         Form of Subordinate Voting Share Certificate(5)

    2.3                         Indenture, dated as of November 18, 1996, by and among
                                Celestica International Inc., Celestica, Inc., Celestica
                                Corporation and The Chase Manhattan Bank, as Trustee
                                (including forms of the Outstanding Notes and Exchange
                                Notes)(6)

    2.4                         Guarantee Agreement, dated as of November 18, 1996, between
                                Celestica, Inc. and The Chase Manhattan Bank, as Trustee(6)

    2.5                         Guarantee Agreement, dated as of November 18, 1996, between
                                Celestica Corporation and The Chase Manhattan Bank, as
                                Trustee(6)

    EXHIBIT
    NUMBER                      DESCRIPTION
    -------                     -----------
    2.6                         Supplemental Indenture, dated as of July 7, 1998, among
                                Celestica International Inc., Celestica Inc. and The Chase
                                Manhattan Bank, as Trustee(3)

    2.7                         Supplemental Indenture, dated as of May 26, 2000, between
                                Celestica Inc. and The Chase Manhattan Bank, as Trustee(7)

    2.8                         Indenture, dated as of August 1, 2000, between
                                Celestica Inc. and The Chase Manhattan Bank, as Trustee
                                (including a form of the Outstanding Notes).(8)

    2.10                        Credit Agreement, dated as of July 7, 1998, between
                                Celestica Inc., the subsidiaries of Celestica Inc.,
                                specified therein as Designated Subsidiaries, The Bank of
                                Nova Scotia, as Administrative Agent, The Bank of Nova
                                Scotia, as Canadian Facility Agent, The Bank of Nova Scotia,
                                as U.S. Facility Agent, The Bank of Nova Scotia, as
                                U.K. Facility Agent, the financial institutions named in
                                Schedule A as Canadian lenders, the financial institutions named in Schedule B as U.S. lenders, and the financial
                                institutions named in Schedule C as U.K. lenders(3)

    2.11                        Revolving Term Credit Agreement, dated as of April 22, 1999, between Celestica Inc., the subsidiaries of Celestica Inc., specified therein as Designated Subsidiaries, The Bank of
                                Nova Scotia, as Administrative Agent, The Bank of Nova
                                Scotia, as Canadian Facility Agent, The Bank of Nova Scotia,
                                as U.S. Facility Agent, The Bank of Nova Scotia, as
                                U.K. Facility Agent, the financial institutions named in
                                Schedule A as Canadian lenders, the financial institutions named in Schedule B as U.S. lenders, and the financial
                                institutions named in Schedule C as U.K. lenders(9)

    3.                          Certain Contracts:

    3.1                         Management Services Agreement, dated as of July 7, 1998,
                                among Celestica Inc., Celestica North America Inc. and Onex
                                Corporation(5)

    3.2                         Asset Purchase Agreement, dated as of January 12, 2000,
                                among Celestica Corporation, Celestica Inc. and
                                International Business Machines, Inc.

    3.3                         Quota (Share) Purchase Agreement, dated February 9, 2000,
                                between Celestica Inc., Celestica Europe Inc., IBM
                                Italia S.p.A. and IBM Semea Servizi Finanziari S.p.A.

    3.4                         Quota Purchase Agreement, dated June 22, 2000, between NEC do Brasil S.A. and Celestica Inc.

    3.5                         Amended and Restated Asset Purchase Agreement, dated as of
                                December 5, 2000, between Celestica Corporation, Celestica
                                Ireland Limited, Motorola, Inc. and Motorola B.V.

    3.6                         Asset Purchase Agreement, dated as of February 19, 2001, by and between Avaya Inc. and Celestica Corporation

    3.6.1                       Amendment No. 1 to the Asset Purchase Agreement, dated as of
                                May 4, 2001, by and between Avaya Inc. and Celestica
                                Corporation

    3.7                         Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Eugene V. Polistuk(1)

    3.8                         Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Anthony P. Puppi(1)

    3.9                         Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Daniel P. Shea(1)

    3.10                        Employment Agreement, dated as of June 30, 1998, by and
                                between Celestica Inc. and R. Thomas Tropea(4)

    EXHIBIT
    NUMBER                      DESCRIPTION
    -------                     -----------
    3.11                        Celestica, Inc. Employee Share Purchase and Option Plan
                                (1997)(2)

    3.12                        Celestica, Inc. -- Celestica Retirement Plan (Canada)(2)

    3.13                        D2D Employee Share Purchase and Option Plan (1997)(2)

    3.13.1                      Amended and Restated D2D Employee Share Purchase and Option
                                Plan

    3.14                        Celestica 1997 U.K. Approved Share Option Scheme(1)

    3.15                        D2D Pension Plan(2)

    3.16                        D2D Supplementary Pension Plan(2)

    3.17                        Celestica Inc. -- Long-Term Incentive Plan(5)

    3.17.1                      Amended and Restated Celestica Inc. -- Long Term Incentive
                                Plan

    3.18                        Celestica Inc. -- Employee Share Ownership Plan(5)

    3.18.1                      Amended and Restated Celestica Inc. -- Employee Share
                                Ownership Plan

    8.1                         Subsidiaries of Registrant

------------

(1) Incorporated by reference to the Registration Statement on Form F-1 of Celestica Inc. filed on April 29, 1998 (Registration No. 333-8700).

(2) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 of Celestica Inc. filed on June 1, 1998 (Registration
    No. 333-8700).

(3) Incorporated by reference to the Registration Statement on Form F-1 of Celestica Inc. filed on February 16, 1999 (Registration No. 333-10030).

(4) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 18, 2000.

(5) Incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 of Celestica Inc. filed on June 25, 1998 (Registration
    No. 333-8700).

(6) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Celestica International Inc. filed on March 5, 1997 (Registration No. 333-6308).

(7) Incorporated by reference to the Registration Statement on Form F-3 of Celestica Inc. filed on July 24, 2000 (Registration No. 333-12272).

(8) Incorporated by reference to the Current Report on Form 6-K of Celestica Inc. for the month of August, 2000.

(9) Incorporated by reference to the Current Report on Form 6-K of Celestica Inc. for the month of February 2000.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       CELESTICA INC.

                                                       By:            /s/ ELIZABETH L. DELBIANCO
                                                            ----------------------------------------------
                                                                        Elizabeth L. DelBianco
                                                             VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY

Date: May 22, 2001

                      Consolidated Financial Statements of
                                 CELESTICA INC.
                  Years ended December 31, 1998, 1999 and 2000
                         (in thousands of U.S. dollars)

                                AUDITORS' REPORT

To the Board of Directors of
CELESTICA INC.

    We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 1999 and 2000 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

    Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2000 and shareholders' equity as at December 31, 2000, 1999 and 1998 to the extent summarized in note 24 to the consolidated financial statements.

Toronto, Canada                                                     /s/ KPMG LLP
January 22, 2001                                           Chartered Accountants

                                 CELESTICA INC.

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                AS AT DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
ASSETS
Current assets:
  Cash and short-term investments...........................  $  371,522   $  883,757
  Accounts receivable (note 4)..............................     700,775    1,785,716
  Inventories (note 5)......................................     722,333    1,664,304
  Prepaid and other assets..................................      37,501      138,830
  Deferred income taxes.....................................      19,182       48,357
                                                              ----------   ----------
                                                               1,851,313    4,520,964
Capital assets (note 6).....................................     365,447      633,438
Intangible assets (note 7)..................................     367,553      578,272
Other assets (note 8).......................................      71,277      205,311
                                                              ----------   ----------
                                                              $2,655,590   $5,937,985
                                                              ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  613,110   $1,730,460
  Accrued liabilities.......................................     205,100      466,310
  Income taxes payable......................................      23,257       52,572
  Deferred income taxes.....................................       6,997        7,702
  Current portion of long-term debt (note 9)................       2,654        1,364
                                                              ----------   ----------
                                                                 851,118    2,258,408
Accrued post-retirement benefits (note 17)..................      10,007       38,086
Long-term debt (note 9).....................................     131,543      130,581
Other long-term liabilities.................................         890        3,000
Deferred income taxes.......................................       3,891       38,641
                                                              ----------   ----------
                                                                 997,449    2,468,716
Shareholders' equity........................................   1,658,141    3,469,269
                                                              ----------   ----------
                                                              $2,655,590   $5,937,985
                                                              ==========   ==========

Commitments and contingencies (notes 19 and 20)
Subsequent event (note 23)
Canadian and United States accounting policy differences (note 24)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1998         1999         2000
                                                              ----------   ----------   ----------
Revenue.....................................................  $3,249,200   $5,297,233   $9,752,075
Cost of sales...............................................   3,018,665    4,914,674    9,064,074
                                                              ----------   ----------   ----------
Gross profit................................................     230,535      382,559      688,001
Selling, general and administrative expenses (note 12)......     130,565      202,215      326,052
Amortization of intangible assets (note 7)..................      45,372       55,569       88,939
Integration costs related to acquisitions (note 13).........       8,123        9,616       16,103
Other charges (note 14).....................................      64,743       --           --
                                                              ----------   ----------   ----------
                                                                 248,803      267,400      431,094
                                                              ----------   ----------   ----------
Operating income (loss).....................................     (18,268)     115,159      256,907
Interest on long-term debt..................................      38,959       17,300       17,767
Interest income, net........................................      (6,710)      (6,631)     (36,750)
                                                              ----------   ----------   ----------
Earnings (loss) before income taxes.........................     (50,517)     104,490      275,890
                                                              ----------   ----------   ----------
Income taxes (note 15):
  Current...................................................      15,047       30,735       80,128
  Deferred (recovery).......................................     (17,093)       5,329      (10,917)
                                                              ----------   ----------   ----------
                                                                  (2,046)      36,064       69,211
                                                              ----------   ----------   ----------
Net earnings (loss).........................................  $  (48,471)  $   68,426   $  206,679
                                                              ==========   ==========   ==========
Basic earnings (loss) per share.............................  $    (0.47)  $     0.41   $     1.01
Fully diluted earnings per share............................         N/A   $     0.40   $     0.99
Weighted average number of shares outstanding
  --basic (in thousands)....................................     102,992      167,195      199,786
  --fully diluted (in thousands)............................         N/A      178,428      217,907

Net earnings (loss) in accordance with U.S. GAAP              $  (54,717)  $   66,526   $  197,368
  (note 24).................................................
Basic earnings (loss) per share, in accordance with           $    (0.53)  $     0.40   $     0.99
  U.S. GAAP (note 24).......................................
Diluted earnings per share, in accordance with U.S. GAAP             N/A   $     0.38   $     0.96
  (note 24).................................................

N/A--Fully diluted loss per share has not been disclosed as the effect of the potential conversion of dilutive securities is anti-dilutive.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                        FOREIGN
                                            CONVERTIBLE                   RETAINED     CURRENCY         TOTAL
                                               DEBT       CAPITAL STOCK   EARNINGS    TRANSLATION   SHAREHOLDERS'
                                             (NOTE 10)      (NOTE 11)     (DEFICIT)   ADJUSTMENT       EQUITY
                                            -----------   -------------   ---------   -----------   -------------
Balance--December 31, 1997................    $ --         $  367,417     $ (3,747)     $  (444)     $  363,226
Shares issued, net (note 11)..............      --            535,197        --          --             535,197
Shares to be issued (note 11).............      --              9,460        --          --               9,460
Currency translation......................      --            --             --            (146)           (146)
Net loss for the year.....................      --            --           (48,471)      --             (48,471)
                                              --------     ----------     --------      -------      ----------
Balance--December 31, 1998................      --            912,074      (52,218)        (590)        859,266
Shares issued, net (note 11)..............      --            734,003        --          --             734,003
Currency translation......................      --            --             --          (3,554)         (3,554)
Net earnings for the year.................      --            --            68,426       --              68,426
                                              --------     ----------     --------      -------      ----------
Balance--December 31, 1999................      --          1,646,077       16,208       (4,144)      1,658,141
Convertible debt issued, net (note 10)....     850,372        --             --          --             850,372
Convertible debt accretion, net of tax
  (note 10)...............................      10,175        --            (5,375)      --               4,800
Shares issued, net (note 11)..............      --            749,337        --          --             749,337
Currency translation......................      --            --             --             (60)            (60)
Net earnings for the year.................      --            --           206,679       --             206,679
                                              --------     ----------     --------      -------      ----------
Balance--December 31, 2000................    $860,547     $2,395,414     $217,512      $(4,204)     $3,469,269
                                              ========     ==========     ========      =======      ==========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1998        1999         2000
                                                              ---------   ---------   ----------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings (loss).........................................  $ (48,471)  $  68,426   $  206,679
Items not affecting cash:
  Depreciation and amortization.............................     86,935     126,544      212,500
  Deferred income taxes.....................................    (17,093)      5,329      (10,917)
  Other charges.............................................     64,743      --           --
  Other.....................................................     (1,255)     (2,987)      (4,336)
                                                              ---------   ---------   ----------
Cash from earnings..........................................     84,859     197,312      403,926
                                                              ---------   ---------   ----------
Changes in non-cash working capital items:
  Accounts receivable.......................................    (13,256)   (227,664)    (995,337)
  Inventories...............................................    (50,732)   (265,006)    (656,713)
  Other assets..............................................     (6,783)      1,763      (94,709)
  Accounts payable and accrued liabilities..................     53,643     194,583    1,230,414
  Income taxes payable......................................     13,847       4,655       27,293
                                                              ---------   ---------   ----------
  Non-cash working capital changes..........................     (3,281)   (291,669)    (489,052)
                                                              ---------   ---------   ----------
  Cash provided by (used in) operations.....................     81,578     (94,357)     (85,126)
                                                              ---------   ---------   ----------

INVESTING:
  Acquisitions, net of cash acquired........................    (48,678)    (64,778)    (634,684)
  Purchase of capital assets................................    (65,770)   (211,831)    (282,780)
  Other.....................................................     (5,241)       (648)     (59,511)
                                                              ---------   ---------   ----------
Cash used in investing activities...........................   (119,689)   (277,257)    (976,975)
                                                              ---------   ---------   ----------

FINANCING:
  Bank indebtedness.........................................       (890)     --           (8,631)
  Repayments of long-term debt..............................   (423,226)     (9,978)      (2,252)
  Deferred financing costs..................................     (2,179)     (1,495)        (143)
  Debt redemption fees......................................     (8,596)     --           --
  Issuance of convertible debt..............................     --          --          862,865
  Convertible debt issue costs, pre-tax.....................     --          --          (19,405)
  Issuance of share capital.................................    423,715     758,176      766,583
  Share issue costs, pre-tax................................    (26,906)    (34,271)     (26,788)
  Other.....................................................      1,862      (1,017)       2,107
                                                              ---------   ---------   ----------
Cash provided by (used in) financing activities.............    (36,220)    711,415    1,574,336
                                                              ---------   ---------   ----------
Increase (decrease) in cash.................................    (74,331)    339,801      512,235
Cash, beginning of year.....................................    106,052      31,721      371,522
                                                              ---------   ---------   ----------
Cash, end of year...........................................  $  31,721   $ 371,522   $  883,757
                                                              =========   =========   ==========
Supplemental information
Paid during the year:
  Interest..................................................  $  38,959   $  17,240   $   15,944
  Taxes.....................................................  $   5,024   $  26,080   $   55,019
Non-cash financing activities:
  Convertible debt accretion, net of tax (note 10)..........  $  --       $  --       $    5,375

Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.  NATURE OF BUSINESS:

    The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company operates 34 facilities located in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Thailand, China, Hong Kong, Czech Republic, Brazil, Singapore and Malaysia.

    The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and, except as outlined in note 24, are, in all material respects, in accordance with accounting principles generally accepted in the United States.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (A) PRINCIPLES OF CONSOLIDATION:

       These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company transactions and balances are eliminated on consolidation.

    (B) REVENUE:

       Revenue is comprised of product sales and service revenue earned from engineering, design and repair services. Revenue from product sales is recognized upon shipment of the goods recorded. Service revenue is recognized as services are performed.

    (C) CASH AND SHORT-TERM INVESTMENTS:

       Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

    (D) INVENTORIES:

       Inventories are valued on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add.

    (E) CAPITAL ASSETS:

       Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

        Buildings...................................................  25 years
        Buildings/leasehold improvements............................  Up to 25 years or term of lease
        Office equipment............................................  5 years
        Machinery and equipment.....................................  5 years
        Software....................................................  1 to 5 years

    (F) INTANGIBLE ASSETS:

       Intangible assets are comprised of goodwill, other intangible assets representing the excess of cost over the fair value of tangible assets acquired in facility acquisitions and intellectual property, including process know-how. Goodwill and other intangible assets are amortized on a straight-line basis over 10 years and intellectual property over 5 years.

    (G) IMPAIRMENT OF LONG-LIVED ASSETS:

       The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is assessed by comparison of the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

       The Company assesses the recoverability of enterprise level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted projected future net cash flows of the acquired operation. An impairment in the value of intellectual property is assessed based on projected future net cash flows.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    (H) PENSION AND NON-PENSION, POST-RETIREMENT BENEFITS:

       The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The net actuarial gain (loss) is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans is 14 years for 1999 and 2000. The average remaining service period of active employees covered by the other retirement benefit plans is 21 years for 1999 and 2000.

    (I) DEFERRED FINANCING COSTS:

       Costs incurred relating to the issuance of long-term debt are deferred and amortized over the term of the related debt.

    (J) INCOME TAXES:

       The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

    (K) FOREIGN CURRENCY TRANSLATION:

       The functional currency of all the Company's subsidiaries is the United States dollar. Prior to January 1, 2000, the functional currency of Celestica U.K. was the British pound sterling whose accounts were translated into U.S. dollars using the current rate method. Assets and liabilities were translated at the year-end exchange rate and revenue and expenses were translated at average exchange rates. Gains and losses arising from the translation of financial statements of foreign operations were deferred in the foreign currency translation adjustment account included as a separate component of shareholders' equity.

       Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses arising from the translation of long-term monetary assets and liabilities are deferred and amortized on a straight-line basis over the remaining life of the asset or liability. All other exchange gains or losses are reflected in the consolidated statements of earnings (loss). At December 31, 1999 and 2000, there were no deferred foreign exchange gains or losses associated with long-term monetary assets and liabilities.

       The Company enters into forward exchange contracts to hedge certain firm purchase commitments. Gains and losses on hedges of firm commitments are included in the cost of the hedged transactions when they occur.

    (L) RESEARCH AND DEVELOPMENT:

       The Company annually incurs costs on activities that relate to research and development which are expensed as incurred unless development costs meet certain criteria for capitalization.

    (M) USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

    (N) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

       In December 2000, the Canadian Institute of Chartered Accountants released Section 3500, "Earnings per share", which will be effective for the Company's first quarter ended March 31, 2001. The standard will require the use of the treasury stock method for calculating diluted earnings per share, consistent with United States generally accepted accounting principles. Had the Company applied the new standard in 2000, the calculation of 2000 diluted earnings per share would have been $0.98 per share.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

3.  ACQUISITIONS:

    During 1999 and 2000 the Company completed certain acquisitions which were accounted for as purchases. The results of operations of the net assets acquired are included in these financial statements from their respective dates of acquisition.

    1999 ACQUISITIONS:

    In April 1999, the Company acquired 100% of the issued and outstanding shares of Signar SRO from Gossen-Metrawatt GmbH in the Czech Republic. In September 1999, the Company acquired 100% of the issued and outstanding shares of VXI Electronics, Inc. in Milwaukie, Oregon. In October 1999, the Company acquired certain assets of a manufacturing facility in Andover, Massachusetts from Hewlett-Packard Company. In December 1999, the Company acquired 100% of the issued and outstanding shares of EPS Wireless, Inc. from Preferred Networks Inc. and certain assets of a repair facility from Fujitsu-ICL Systems Inc., both in Dallas, Texas. The total purchase price for these acquisitions of $65,094 was financed with cash.

    Details of the net assets acquired in these acquisitions, at fair value, are as follows:

                                                                  ACQUISITIONS
                                                                  ------------
    Current assets..............................................    $ 37,172
    Capital assets..............................................       8,178
    Other long-term assets......................................          48
    Goodwill and intellectual property..........................      32,375
    Other intangible assets.....................................      16,380
    Liabilities assumed.........................................     (29,059)
                                                                    --------
    Net assets acquired.........................................    $ 65,094
                                                                    ========

    Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.

    2000 ACQUISITIONS:

    (A) IBM:

       In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively. The total purchase price of $470,021 was financed with cash.

    (B) OTHER ACQUISITIONS:

       In June 2000, the Company acquired 100% of the issued and outstanding shares of NDB Industrial Ltda. in Brazil from NEC Corporation. In August 2000, the Company acquired 100% of the issued and outstanding shares of Bull Electronics Inc. in Lowell, Massachusetts from Groupe Bull. In November 2000, the Company acquired 100% of the issued and outstanding shares of NEC Technologies (UK) Ltd. in Telford, U.K. from NEC Corporation. The total purchase price for these acquisitions of $169,757 was financed with cash.

       Details of the net assets acquired in these acquisitions, at fair value, are as follows:

                                                                                     OTHER
                                                                         IBM      ACQUISITIONS
                                                                      ---------   ------------
        Current assets..............................................  $ 301,143     $ 86,533
        Capital assets..............................................     98,164       35,133
        Other long-term assets......................................      2,327       --
        Goodwill and intellectual property..........................    213,855       74,045
        Other intangible assets.....................................     12,201       --
        Liabilities assumed.........................................   (157,669)     (25,954)
                                                                      ---------     --------
        Net assets acquired.........................................  $ 470,021     $169,757
                                                                      =========     ========

       Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

4.  ACCOUNTS RECEIVABLE:

    Accounts receivable are net of an allowance for doubtful accounts of $40,730 at December 31, 2000 (1999--$12,800).

5.  INVENTORIES:

                                                                    1999        2000
                                                                  --------   ----------
    Raw materials...............................................  $503,509   $1,298,469
    Work in progress............................................   108,928      215,185
    Finished goods..............................................   109,896      150,650
                                                                  --------   ----------
                                                                  $722,333   $1,664,304
                                                                  ========   ==========

6.  CAPITAL ASSETS:

                                                                                 1999
                                                                  -----------------------------------
                                                                             ACCUMULATED    NET BOOK
                                                                    COST     AMORTIZATION     VALUE
                                                                  --------   ------------   ---------
    Land........................................................  $  6,170     $ --         $  6,170
    Buildings...................................................    56,666        4,738       51,928
    Building improvements.......................................    25,969        4,420       21,549
    Office equipment............................................    41,608       15,532       26,076
    Machinery and equipment.....................................   322,940       89,010      233,930
    Software....................................................    28,417        2,623       25,794
                                                                  --------     --------     --------
                                                                  $481,770     $116,323     $365,447
                                                                  ========     ========     ========

                                                                                 2000
                                                                  -----------------------------------
                                                                             ACCUMULATED    NET BOOK
                                                                    COST     AMORTIZATION     VALUE
                                                                  --------   ------------   ---------
    Land........................................................  $ 17,987     $ --         $ 17,987
    Buildings...................................................   131,877        8,662      123,215
    Building improvements.......................................    42,760        9,088       33,672
    Office equipment............................................    64,531       25,441       39,090
    Machinery and equipment.....................................   510,202      152,398      357,804
    Software....................................................    76,925       15,255       61,670
                                                                  --------     --------     --------
                                                                  $844,282     $210,844     $633,438
                                                                  ========     ========     ========

    The above amounts include $8,070 (1999--$7,577) of assets under capital lease and accumulated amortization of $6,106 (1999--$4,006) related thereto.

    Depreciation and rental expense for the year ended December 31, 2000 was $121,851 (1999--$69,488; 1998--$39,631) and $46,739 (1999--$21,081;
    1998--$13,338), respectively.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

7.  INTANGIBLE ASSETS:

                                                                                 1999
                                                                  -----------------------------------
                                                                             ACCUMULATED    NET BOOK
                                                                    COST     AMORTIZATION     VALUE
                                                                  --------   ------------   ---------
    Goodwill....................................................  $319,624     $ 64,891     $254,733
    Other intangible assets.....................................    88,668       16,935       71,733
    Intellectual property.......................................    77,124       36,037       41,087
                                                                  --------     --------     --------
                                                                  $485,416     $117,863     $367,553
                                                                  ========     ========     ========

                                                                                 2000
                                                                  -----------------------------------
                                                                             ACCUMULATED    NET BOOK
                                                                    COST     AMORTIZATION     VALUE
                                                                  --------   ------------   ---------
    Goodwill....................................................  $434,082     $104,028     $330,054
    Other intangible assets.....................................   100,869       27,684       73,185
    Intellectual property.......................................   250,123       75,090      175,033
                                                                  --------     --------     --------
                                                                  $785,074     $206,802     $578,272
                                                                  ========     ========     ========

    Other intangible assets represent the excess of cost over the fair value of tangible assets acquired in facility acquisitions.

    The intellectual property primarily represents the cost of certain non-patented intellectual property and process know-how.

    Amortization expense is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    1998       1999       2000
                                                                  --------   --------   --------
    Amortization of goodwill....................................  $22,844    $31,064    $39,137
    Amortization of other intangible assets.....................    7,736      8,288     10,749
    Amortization of intellectual property.......................   14,792     16,217     39,053
                                                                  -------    -------    -------
                                                                  $45,372    $55,569    $88,939
                                                                  =======    =======    =======

8.  OTHER ASSETS:

                                                                    1999       2000
                                                                  --------   --------
    Deferred pension (note 17)..................................  $23,054    $ 25,806
    Deferred income taxes.......................................   37,146      81,504
    Commodity taxes recoverable.................................    --         78,290
    Other.......................................................   11,077      19,711
                                                                  -------    --------
                                                                  $71,277    $205,311
                                                                  =======    ========

    Amortization of deferred financing costs for the year ended December 31, 2000 was $1,710 (1999--$1,487; 1998--$1,932).

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

9.  LONG-TERM DEBT:

                                                                    1999       2000
                                                                  --------   --------
    Global, unsecured, revolving credit facility due 2003 (a)...  $  --      $  --
    Global, unsecured, revolving credit facility due 2003 (b)...     --         --
    Senior Subordinated Notes due 2006 (c)......................   130,000    130,000
    Other.......................................................     4,197      1,945
                                                                  --------   --------
                                                                   134,197    131,945
    Less current portion........................................     2,654      1,364
                                                                  --------   --------
                                                                  $131,543   $130,581
                                                                  ========   ========

    (a) Concurrently with the initial public offering on July 7, 1998, the Company entered into a global, unsecured, revolving credit facility providing up to $250,000 of borrowings. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bears interest at LIBOR plus a margin and are repayable in July 2003. The weighted average interest rate on this facility during 1999 was 5.8%. In 2000, there were no drawings against this facility. There were no outstanding borrowings on this facility at December 31, 1999 and 2000. Commitment fees in 2000 were $496.

    (b) In February 2000, the Company renewed its second global, unsecured, revolving credit facility providing up to $250,000 of borrowings including a swing line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in April 2003. Borrowings under the facility bears interest at LIBOR plus a margin except that borrowings occurring under the swing line facility bears interest at a base rate. Other than short-term borrowings under the swing line facility in 1999, there were no borrowings on the revolving credit facility during 1999 and 2000. Commitment fees in 2000 were $683.

    (c) The Senior Subordinated Notes bear interest at 10.5%, are unsecured and are subordinated to the payment of all senior debt of the Company. The Senior Subordinated Notes may be redeemed December 31, 2001 or later at various premiums above face value. In August 1998, the Company redeemed 35% of the aggregate principal amount of the Senior Subordinated Notes originally issued with proceeds from the initial public offering, at 110.5% of the principal amount.

    As at December 31, 2000, principal repayments due within each of the next five years on all long-term debt are as follows:

    2001........................................................  $  1,364
    2002........................................................       326
    2003........................................................       255
    2004........................................................     --
    2005........................................................     --
    Thereafter..................................................   130,000

    The global, unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that indirectly restrict the Company's ability to pay dividends. A change of control is an event of default. The Company's Senior Subordinated Notes due 2006 include a covenant restricting the Company's ability to pay dividends.

10. CONVERTIBLE DEBT:

    In August 2000, Celestica issued Liquid Yield Option-TM- Notes (LYONs) with a principal amount at maturity of $1,813,550, payable August 1, 2020. The Company received gross proceeds of $862,865 and incurred $12,493 in underwriting commissions, net of tax of $6,912. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

    The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    Pursuant to Canadian generally accepted accounting principles, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings.

    Supplementary fully diluted earnings per share is $0.95 for the year ended December 31, 2000 and has been determined by assuming the principal element of the convertible debt at maturity will be settled by the issuance of common shares based on current share prices.

11. CAPITAL STOCK:

    (A) AUTHORIZED:

       An unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to twenty-five votes per share. Except as otherwise required by law, the subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof into one subordinate voting share. The Company is also authorized to issue an unlimited number of preferred shares, issuable in series.

    (B) ISSUED AND OUTSTANDING:

                                                                                                    TOTAL
                                                                                               SUBORDINATE AND
                                                                                               MULTIPLE VOTING
                                                                SUBORDINATE      MULTIPLE          SHARES        SHARES TO
        NUMBER OF SHARES                                       VOTING SHARES   VOTING SHARES     OUTSTANDING     BE ISSUED
        ----------------                                       -------------   -------------   ---------------   ----------
        Balance December 31, 1998............................   110,013,288     39,065,950       149,079,238      1,507,348
        LTIP award (i).......................................        52,886        --                 52,886         --
        Equity offerings (ii)................................    34,500,000        --             34,500,000         --
        Other share issuances (iii)..........................       726,955        --                726,955         --
        Issued as consideration for
          acquisitions (iv)..................................     1,000,172        --              1,000,172     (1,000,172)
                                                                -----------     ----------       -----------     ----------
        Balance December 31, 1999............................   146,293,301     39,065,950       185,359,251        507,176
        Equity offering (v)..................................    16,600,000        --             16,600,000         --
        Other share issuances (vi)...........................     1,279,137        --              1,279,137         --
        Issued as consideration for
          acquisitions (vii).................................       147,999        --                147,999       (147,999)
                                                                -----------     ----------       -----------     ----------
        Balance December 31, 2000............................   164,320,437     39,065,950       203,386,387        359,177
                                                                ===========     ==========       ===========     ==========

                                                                      SUBORDINATE      MULTIPLE      SHARES TO     TOTAL
        AMOUNT                                                       VOTING SHARES   VOTING SHARES   BE ISSUED     AMOUNT
        ------                                                       -------------   -------------   ---------   ----------
        Balance December 31, 1998..................................   $  763,803       $138,811       $ 9,460    $  912,074
        LTIP award (i).............................................          534         --             --              534
        Equity offerings, net of issue costs (ii)..................      727,408         --             --          727,408
        Other share issuances (iii)................................        6,061         --             --            6,061
        Issued as consideration for acquisitions (iv)..............        6,616         --            (6,616)       --
                                                                      ----------       --------       -------    ----------
        Balance December 31, 1999..................................    1,504,422        138,811         2,844     1,646,077
        Equity offering, net of issue costs (v)....................      740,129         --             --          740,129
        Other share issuances (vi).................................        9,208         --             --            9,208
        Issued as consideration for acquisitions (vii).............        1,113         --            (1,113)       --
                                                                      ----------       --------       -------    ----------
        Balance December 31, 2000..................................   $2,254,872       $138,811       $ 1,731    $2,395,414
                                                                      ==========       ========       =======    ==========

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    1999 CAPITAL TRANSACTIONS:

    In December 1999, the Company completed a two-for-one split of the subordinate voting and multiple voting shares by way of a stock dividend. All historical share and per share information has been restated to reflect the effects of the two-for-one stock split on a retroactive basis.

    (i) In January 1999, the Company issued 52,886 subordinate voting shares under the LTIP program for a cost of $534.

    (ii) In 1999, the Company completed two equity offerings, issuing 34,500,000 subordinate voting shares for gross cash proceeds of $751,611 and incurred $24,203 in share issuance costs, net of tax of $10,068. In March 1999, the Company issued 18,400,000 subordinate voting shares for gross cash proceeds of $263,580 and incurred $8,917 in share issuance costs, net of tax of $3,822. In November 1999, the Company issued 16,100,000 subordinate voting shares for gross cash proceeds of $488,031 and incurred $15,286 in share issuance costs, net of tax of $6,246.

   (iii) During 1999, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 726,955 subordinate voting shares as a result of the exercise of options for cash of $6,061.

    (iv) In 1999, the Company issued 1,000,172 subordinate voting shares to former stockholders of International Manufacturing Services, Inc.
         (IMS), in connection with the merger with IMS, at an ascribed value of $6,616 for $1,078 cash. Total shares of 1,507,348 were reserved for issuance at the time of the IMS merger on December 31, 1998. As at December 31, 1999, 507,176 subordinate voting shares are reserved for issuance at an ascribed value of $2,844 for IMS options with an exercise price below fair value at the date of the merger.

    2000 CAPITAL TRANSACTIONS:

    (v) In March 2000, the Company issued 16,600,000 subordinate voting shares for gross cash proceeds of $757,375 and incurred $17,246 in share issue costs, net of tax of $9,542.

    (vi) During 2000, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 1,279,137 subordinate voting shares as a result of the exercise of options for cash of $9,208.

   (vii) In 2000, the Company issued 147,999 subordinate voting shares to former stockholders of IMS, in connection with the merger with IMS, at an ascribed value of $1,113 for $241 cash. Total shares of 1,507,348 were reserved for issuance at the time of the IMS merger on December 31, 1998. As at December 31, 2000, 359,177 subordinate voting shares are reserved for issuance at an ascribed value of $1,731 for IMS options with an exercise price below fair value at the date of the merger.

    (C) STOCK OPTION PLANS:

       (I) LONG-TERM INCENTIVE PLAN ("LTIP")

        The Company established the LTIP prior to the closing of its initial public offering. Under this plan, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 15,000,000 subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value at the date of the grant and are exercisable during a period not to exceed ten years from such date.

       (II) EMPLOYEE SHARE PURCHASE AND OPTION PLANS ("ESPO")

        The Company has ESPO plans that were available to certain of its employees and executives. As a result of the establishment of the LTIP, no further options or shares may be issued under the ESPO plans. Pursuant to the ESPO plans, employees and executives of the Company were offered the opportunity to purchase, at prices equal to market value, subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO plans.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

       Stock option transactions were as follows:

                                                                                       WEIGHTED
                                                                                       AVERAGE
        NUMBER OF OPTIONS                                               SHARES      EXERCISE PRICE
        -----------------                                             -----------   --------------
        Outstanding at December 31, 1997............................    6,246,016       $ 5.00
        Granted.....................................................    1,982,746       $ 8.06
        Exercised...................................................      (12,540)      $ 5.00
        Cancelled...................................................      (34,448)      $ 5.00
        Assumed.....................................................    3,346,080       $ 4.61
                                                                      -----------
        Outstanding at December 31, 1998............................   11,527,854       $ 5.41
        Granted.....................................................    5,219,100       $30.05
        Exercised...................................................   (1,710,155)      $ 8.25
        Cancelled...................................................     (442,012)      $ 7.37
                                                                      -----------
        Outstanding at December 31, 1999............................   14,594,787       $14.84
        Granted.....................................................    4,162,929       $55.40
        Exercised...................................................   (1,427,136)      $ 6.85
        Cancelled...................................................     (176,689)      $ 7.33
                                                                      -----------
        Outstanding at December 31, 2000............................   17,153,891       $25.16
                                                                      ===========
        Cash consideration received on options exercised............  $     9,208
                                                                      ===========
        Shares reserved for issuance upon exercise of stock options
          or awards.................................................   21,915,472
                                                                      ===========

       The following options were outstanding as at December 31, 2000:

                                                                       WEIGHTED                       WEIGHTED
                                       RANGE OF       OUTSTANDING      AVERAGE       EXERCISABLE      AVERAGE       REMAINING
        PLAN                        EXERCISE PRICES     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE      LIFE
        ----                        ---------------   -----------   --------------   -----------   --------------   ----------
                                                                                                                     (YEARS)
        ESPO......................  $5.00 - $ 7.50     5,970,827        $ 5.36        2,786,370       $  5.31           7
        LTIP......................  $8.75 - $13.69     1,840,987        $12.13          547,258       $ 11.60           8
                                    $24.18 - $24.18      829,200        $24.18          207,300       $ 24.18           9
                                    $39.03 - $39.03    3,035,600        $39.03          758,900       $ 39.03           9
                                    $55.40 - $56.19    4,158,929        $55.95           --            --               9
        Other.....................  $0.93 - $13.31     1,318,348        $ 4.61          999,741       $  4.97           6
                                                      ----------
                                                      17,153,891
                                                      ==========

12. RESEARCH AND DEVELOPMENT COSTS:

    Total research and development costs for 2000 were $19,517 (1999--$19,728; 1998--$19,790).

13.  INTEGRATION COSTS RELATED TO ACQUISITIONS:

    The Company incurred costs of $16,103 in 2000 (1999--$9,616; 1998--$8,123)
    relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

14.  OTHER CHARGES:

                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    1998       1999       2000
                                                                  --------   --------   --------
    Write-down of intellectual property and goodwill (a)........  $41,813    $ --       $ --
    Deferred financing costs and debt redemption fees (b).......   17,830      --         --
    Other.......................................................    5,100      --         --
                                                                  -------    -------    -------
                                                                  $64,743    $ --       $ --
                                                                  =======    =======    =======

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    (a) During 1998, the Company completed a review of the recoverability of the carrying value of its intellectual property. As a result of this review, the Company concluded that certain processes and technologies acquired from IBM in 1996 were no longer in use and the future benefit of other technologies was less certain than was previously the case. Accordingly, the Company's results of operations for 1998 included a non-cash charge of $35,000 to reflect a write-down of the carrying value of this intellectual property.

       As a result of the merger with IMS, certain goodwill in the amount of $6,813 became impaired and was written off in 1998.

    (b) In 1998, the Company incurred $17,830 in charges relating to the write-off of deferred financing costs and debt redemption fees associated with the prepayment of debt from the proceeds of the initial public offering. These charges would be recorded as an extraordinary loss under United States generally accepted accounting principles.

15.  INCOME TAXES:

                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    1998       1999       2000
                                                                  --------   --------   --------
    Income (loss) before tax:
      Canadian operations.......................................  $    209   $ 84,849   $179,405
      Foreign operations........................................   (50,726)    19,641     96,485
                                                                  --------   --------   --------
                                                                  $(50,517)  $104,490   $275,890
                                                                  ========   ========   ========
    Current income tax expense:
      Canadian operations.......................................  $  9,969   $ 25,470   $ 51,290
      Foreign operations........................................     5,078      5,265     28,838
                                                                  --------   --------   --------
                                                                  $ 15,047   $ 30,735   $ 80,128
                                                                  ========   ========   ========
    Deferred income tax expense (recovery):
      Canadian operations.......................................  $(10,490)  $ 14,427   $ 33,030
      Foreign operations........................................    (6,603)    (9,098)   (43,947)
                                                                  --------   --------   --------
                                                                  $(17,093)  $  5,329   $(10,917)
                                                                  ========   ========   ========

    The overall income tax provision differs from the provision computed at the statutory rate as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    1998       1999       2000
                                                                  --------   --------   --------
    Combined Canadian federal and provincial income tax rate....      44.6%      44.6%      44.0%
                                                                  --------   --------   --------
    Income taxes (recovery) based on earnings (loss) before
      income taxes at statutory rates...........................  $(22,530)  $ 46,602   $121,392
    Increase (decrease) resulting from:
      Manufacturing and processing deduction....................     1,694     (8,043)   (17,668)
      Foreign income taxed at lower rates.......................    (3,016)   (11,373)   (43,871)
      Amortization of non-deductible costs......................    17,036      9,514      8,842
      Other, including large corporations tax...................     4,770       (636)       516
                                                                  --------   --------   --------
      Income tax expense (recovery).............................  $ (2,046)  $ 36,064   $ 69,211
                                                                  ========   ========   ========

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    Deferred income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are comprised of the following as at December 31, 1999 and 2000:

                                                                    1999       2000
                                                                  --------   ---------
    Deferred tax assets:
      Income tax effect of net operating losses carried
        forward.................................................  $ 14,288   $  52,504
      Accounting provisions not currently deductible............    13,633      21,560
      Capital, intangible and other assets......................    18,115       6,746
      Share issue and convertible debt issue costs..............    15,815      23,004
      Other.....................................................     2,402       1,829
                                                                  --------   ---------
    Total deferred tax assets...................................    64,253     105,643
                                                                  --------   ---------
    Deferred tax liabilities:
      Capital, intangible and other assets......................    (4,223)    (12,382)
      Deferred pension asset....................................    (7,925)     (8,868)
      Other.....................................................    (6,665)       (875)
                                                                  --------   ---------
    Total deferred tax liabilities..............................   (18,813)    (22,125)
                                                                  --------   ---------
    Deferred income tax asset, net..............................  $ 45,440   $  83,518
                                                                  ========   =========

    Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia and Thailand subsidiaries. These tax incentives expire between 2002 and 2012, and are subject to certain conditions with which the Company expects to comply.

    As at December 31, 2000, the Company had $131,000 of non-capital (net operating) losses, the income tax benefits of which have been recognized in the financial statements. These losses will expire over a 15 year period commencing in 2006.

    The Company also has net capital losses amounting to $15,500, and has recognized the benefit of these losses in the financial statements.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, the character of the tax asset and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $265,000. Based upon projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these assets.

16. RELATED PARTY TRANSACTIONS:

    In 2000, the Company expensed acquisition and management related fees of $2,087 (1999--$2,040; 1998--$2,020) and capitalized acquisition related fees of $500 (1999--$Nil; 1998--$2,000) charged by its parent company. Management believes that the fees charged were reasonable in relation to the services provided.

17. PENSION AND NON-PENSION POST-RETIREMENT BENEFIT PLANS:

    The Company provides various pension and non-pension post-retirement benefit plans for its employees. Non-pension post-retirement benefits are available to all Company retirees. The benefits include medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance. Certain employees participate in defined benefit plans; all other employees participate in defined contribution plans.

    The following information is provided with respect to the defined contribution plans:

                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    1998       1999       2000
                                                                  --------   --------   --------
    Period cost, plans providing pension benefits...............   $5,685     $8,617    $12,815
                                                                   ======     ======    =======

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    For the defined benefit pension plans, actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Maximum retirement benefits are based upon the employees' best three consecutive years' earnings. The Company has funded the plans over the past four years based on actuarial calculations to maintain the plans on a fully funded basis. The most recent actuarial valuations were completed as at January, March and April 2000. The Company accrues the expected costs of providing non-pension, post-retirement benefits during the periods in which the employees render service.

    The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits at December 31, 1999 and 2000 are as follows:

                                                                     PENSION PLANS      OTHER BENEFIT PLANS
                                                                  -------------------   -------------------
                                                                    1999       2000       1999       2000
                                                                  --------   --------   --------   --------
    Plan assets, at fair value..................................  $191,132   $188,559   $  --      $  --
    Projected benefit obligations...............................   147,281    170,295     17,504     47,699
                                                                  --------   --------   --------   --------
    Excess of plan assets over projected benefit obligations....    43,851     18,264    (17,504)   (47,699)
    Unamortized past service costs..............................     --         --         3,873      4,287
    Unrecognized net loss (gain) from past experience and
      effects of changes in assumptions.........................   (17,865)     9,778      3,499      5,373
    Foreign currency exchange rate changes......................    (2,932)    (2,236)       125        (47)
                                                                  --------   --------   --------   --------
    Deferred amount.............................................  $ 23,054   $ 25,806   $(10,007)  $(38,086)
                                                                  ========   ========   ========   ========

    The Company continues to make contributions to support ongoing plan obligations; these contributions have been included in the deferred pension amount on the consolidated balance sheets.

    Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets:

                                                                     PENSION PLANS
                                                                  -------------------
                                                                    1999       2000
                                                                  --------   --------
    Opening plan assets.........................................  $151,300   $191,132
    Actual return on plan assets................................    30,046      1,504
    Foreign currency exchange rate changes......................     2,518    (11,176)
    Contributions by employees..................................     1,873      2,107
    Contributions by employer...................................     7,033      7,526
    Benefits paid...............................................    (1,638)    (2,534)
                                                                  --------   --------
                                                                  $191,132   $188,559
                                                                  ========   ========
    Vested benefit obligations..................................  $ 89,251   $100,641
                                                                  ========   ========
    Accumulated benefit obligations.............................  $133,414   $143,150
                                                                  ========   ========

    There are no assets recorded for the other benefit plans.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    Projected benefit obligations are outlined below:

                                                                                           OTHER BENEFIT
                                                                     PENSION PLANS             PLANS
                                                                  -------------------   -------------------
                                                                    1999       2000       1999       2000
                                                                  --------   --------   --------   --------
    Opening projected benefit obligations.......................  $125,695   $147,281   $15,482    $17,504
    Service cost................................................     6,557      7,459     1,149      1,455
    Interest cost...............................................     8,959     10,583     1,123      1,481
    Benefits paid...............................................    (1,638)    (2,534)      (18)      (155)
    Actuarial gains and losses..................................     --         7,297      (937)       360
    Plan amendments.............................................     --         --        --           657
    Acquisitions................................................     --         --        --        26,345
    Changes in assumptions......................................     4,446      7,484     --           538
    Foreign currency exchange rate changes......................     3,262     (7,275)      705       (486)
                                                                  --------   --------   -------    -------
                                                                  $147,281   $170,295   $17,504    $47,699
                                                                  ========   ========   =======    =======

    Net plan expense is outlined below:

                                                                      PENSION PLANS                 OTHER BENEFIT PLANS
                                                                 YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                              ------------------------------   ------------------------------
                                                                1998       1999       2000       1998       1999       2000
                                                              --------   --------   --------   --------   --------   --------
    Plan cost:
    Service cost--benefits earned...........................  $  5,659   $  6,557   $  7,459   $   841    $ 1,149    $ 1,455
    Interest cost on projected benefit obligations..........     7,467      8,959     10,583       855      1,123      1,481
    Actual return on plan assets............................   (14,194)   (30,046)    (1,504)    --         --         --
    Amortization of past service costs......................     --         --         2,405     --         --         --
    Net amortization and deferral...........................     3,994     18,584    (14,982)      334      1,388        391
                                                              --------   --------   --------   -------    -------    -------
                                                              $  2,926   $  4,054   $  3,961   $ 2,030    $ 3,660    $ 3,327
                                                              ========   ========   ========   =======    =======    =======
    Actuarial assumptions:
    Weighted average discount rate for projected benefit                   6.00%-               6.50%-     6.50%-     7.00%-
      obligations...........................................     6.50%      6.50%      6.50%     6.75%      8.00%      7.75%
                                                                           3.50%-
    Weighted average rate of compensation increase..........     4.00%      4.00%      4.00%     5.10%      4.50%      4.50%
    Weighted average expected long-term rate of return on                             7.25%-
      plan assets...........................................     7.50%      7.50%      7.50%     --         --         --
                                                                                                5.10%-     5.10%-     5.10%-
    Health care cost trend rate.............................     --         --         --        5.50%      7.40%      6.80%

    A one-percentage point increase and decrease in the assumed health care cost trend rate would increase by $540 and decrease by $377 the service cost and increase by $3,465 and decrease by $2,728 the accumulated obligation for other benefit plans for the year ended December 31, 2000.

18. FINANCIAL INSTRUMENTS:

    FAIR VALUES:

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

    (a) The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

    (b) The fair values of the Company's long-term debt, including the current portion thereof, is estimated based on the current trading value, where available, or with reference to similarly traded instruments with similar terms.

    (c) The fair values of foreign currency contract obligations are estimated based on the current trading value, as quoted by brokers active in these markets.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    The carrying amounts and fair values of the Company's financial instruments, where there are differences at December 31, 1999 and 2000, are as follows:

                                                                   DECEMBER 31, 1999     DECEMBER 31, 2000
                                                                  -------------------   -------------------
                                                                  CARRYING     FAIR     CARRYING     FAIR
                                                                   AMOUNT     VALUE      AMOUNT     VALUE
                                                                  --------   --------   --------   --------
    Senior Subordinated Notes and other long-term debt..........  $130,000   $136,013   $130,000   $135,200
    Foreign currency contracts..................................    --          4,250     --          7,498

    OTHER DISCLOSURES:

    (a) The Company has entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market, credit and exchange risk in excess of amounts recognized in the balance sheets. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. As at December 31, 2000, the Company had outstanding foreign exchange contracts to sell $425,091 in exchange for Canadian dollars over a period of 17 months at a weighted average exchange rate of U.S. $0.67. In addition, the Company had exchange contracts to sell $28,609 in exchange for Euros over a period of 12 months at a weighted average exchange rate of U.S. $0.88, $160,169 in exchange for British pounds sterling over a period of 12 months at a weighted average exchange rate of U.S. $1.44, and $35,133 in exchange for Mexican pesos over a period of 12 months at a weighted average exchange rate of U.S. $0.10. At December 31, 2000, these contracts had a fair value asset of $7,498 (1999--$4,250).

    (b) The Company is a turnkey manufacturer of sophisticated electronics for original equipment manufacturers engaged in the electronics manufacturing industry. Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The Company maintains cash and cash equivalents in high quality short-term investments or on deposit with major financial institutions.

19. COMMITMENTS:

    The Company has operating leases and license commitments that require future payments as follows:

                                                                  OPERATING      LICENSE
                                                                   LEASES      COMMITMENTS     TOTAL
                                                                  ---------   -------------   --------
    2001........................................................   $52,465       $10,681      $63,146
    2002........................................................    45,510           562       46,072
    2003........................................................    33,976        --           33,976
    2004........................................................    14,083        --           14,083
    2005........................................................     8,939        --            8,939
    Thereafter..................................................    42,016        --           42,016

20. CONTINGENCIES:

    Contingent liabilities in the form of letters of credit and guarantees, including guarantees of employee share purchase loans, amounted to $12,018 at December 31, 2000 (1999--$30,784).

    In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

21. SIGNIFICANT CUSTOMERS:

    During 2000, two customers individually comprised 25% and 21% of total revenue across all geographic segments. At December 31, 2000, these customers represented 21% and 26%, respectively, of the Company's accounts receivable.

    During 1999, three customers individually comprised 25%, 18% and 12% of total revenue across all geographic segments. At December 31, 1999, these customers represented 15%, 14% and 4%, respectively, of the Company's accounts receivable.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    During 1998, three customers individually comprised 27%, 19% and 11% of total revenue across all geographic segments. At December 31, 1998, these customers represented 16%, 14% and 12%, respectively, of the Company's accounts receivable.

22. SEGMENTED INFORMATION:

    The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, integration costs related to acquisitions and other charges). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings (loss) before amortization of intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Inter-segment transactions are reflected at market value.

    The following is a breakdown of: revenue; EBIAT, adjusted net earnings (which is after income taxes); capital expenditures; total assets; intangible assets; and capital assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.

                                                                        YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                     1998         1999         2000
                                                                  ----------   ----------   ----------
    REVENUE
    Canada......................................................  $1,555,592   $2,226,978   $3,006,576
    United States...............................................     944,324    1,360,609    3,265,786
    Europe......................................................     749,284    1,108,615    2,823,268
    Asia........................................................      --          710,164    1,141,925
    Elimination of inter-segment revenue........................      --         (109,133)    (485,480)
                                                                  ----------   ----------   ----------
                                                                  $3,249,200   $5,297,233   $9,752,075
                                                                  ==========   ==========   ==========

                                                                        YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                     1998         1999         2000
                                                                  ----------   ----------   ----------
    EBIAT
    Americas....................................................  $   75,058   $  114,168   $  202,376
    Europe......................................................      24,912       42,840      121,144
    Asia........................................................      --           23,336       38,429
                                                                  ----------   ----------   ----------
                                                                      99,970      180,344      361,949
    Interest, net...............................................     (32,249)     (10,669)      18,983
    Amortization of intangible assets...........................     (45,372)     (55,569)     (88,939)
    Integration costs related to acquisitions...................      (8,123)      (9,616)     (16,103)
    Other charges...............................................     (64,743)      --           --
                                                                  ----------   ----------   ----------
    Earnings (loss) before income taxes.........................  $  (50,517)  $  104,490   $  275,890
                                                                  ==========   ==========   ==========
    Adjusted net earnings.......................................  $   45,372   $  122,974   $  304,062
                                                                  ==========   ==========   ==========

                                                                        YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                     1998         1999         2000
                                                                  ----------   ----------   ----------
    CAPITAL EXPENDITURES
    Americas....................................................  $   39,118   $  138,004   $  154,006
    Europe......................................................      26,652       29,102       86,833
    Asia........................................................      --           44,725       41,941
                                                                  ----------   ----------   ----------
                                                                  $   65,770   $  211,831   $  282,780
                                                                  ==========   ==========   ==========

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                    AS AT DECEMBER 31,
                                                                  -----------------------
                                                                     1999         2000
                                                                  ----------   ----------
    TOTAL ASSETS
    Americas....................................................  $1,755,682   $3,444,528
    Europe......................................................     519,204    1,904,731
    Asia........................................................     380,704      588,726
                                                                  ----------   ----------
                                                                  $2,655,590   $5,937,985
                                                                  ==========   ==========
    INTANGIBLE ASSETS
    Americas....................................................  $  238,093   $  307,802
    Europe......................................................      54,214      196,557
    Asia........................................................      75,246       73,913
                                                                  ----------   ----------
                                                                  $  367,553   $  578,272
                                                                  ==========   ==========
    CAPITAL ASSETS
    Americas....................................................  $  226,617   $  327,020
    Europe......................................................      71,647      216,049
    Asia........................................................      67,183       90,369
                                                                  ----------   ----------
                                                                  $  365,447   $  633,438
                                                                  ==========   ==========

23. SUBSEQUENT EVENT:

    In December 2000, the Company entered into agreements with Motorola Inc. of Schaumburg, Illinois to purchase the manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa. The purchase price is estimated to be approximately $70,000. At the same time, the Company entered into a strategic supply agreement. This acquisition is expected to close in the first quarter of 2001.

24. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

    The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below:

    CONSOLIDATED STATEMENTS OF EARNINGS (LOSS):

    The following table reconciles net earnings (loss) as reported in the accompanying consolidated statements of earnings (loss) to net earnings
    (loss) that would have been reported had the consolidated financial statements been prepared in accordance with United States GAAP:

                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    1998       1999       2000
                                                                  --------   --------   --------
    Net earnings (loss) in accordance with Canadian GAAP........  $(48,471)  $68,426    $206,679
      Compensation expense (a)(b)...............................    (6,246)   (1,900)     (2,500)
      Interest expense on convertible debt, net of tax of $3,768
        (c).....................................................     --        --         (6,811)
                                                                  --------   -------    --------
    Net earnings (loss) in accordance with United States GAAP...  $(54,717)  $66,526    $197,368
    Other comprehensive income:
      Foreign currency translation adjustment...................      (146)   (3,554)        (60)
                                                                  --------   -------    --------
    Comprehensive income (loss) in accordance with United States
      GAAP......................................................  $(54,863)  $62,972    $197,308
                                                                  ========   =======    ========
    Basic earnings (loss) per share.............................  $  (0.53)  $  0.40    $   0.99
    Diluted earnings per share (d)..............................       N/A   $  0.38    $   0.96
    Net earnings (loss) is comprised of the following:
      Net earnings (loss).......................................  $(54,717)  $66,526    $197,368
      Extraordinary loss on debt redemption, net of tax
        (note 14)...............................................    14,367     --          --
                                                                  --------   -------    --------
    Net earnings (loss) before extraordinary loss...............  $(40,350)  $66,526    $197,368
                                                                  ========   =======    ========
    Basic earnings (loss) per share before extraordinary loss...  $  (0.39)  $  0.40    $   0.99
    Diluted earnings per share before extraordinary loss (d)....       N/A   $  0.38    $   0.96

    N/A-- Diluted loss per share, calculated using the treasury stock method in accordance with U.S. GAAP, has not been disclosed as the effect of the potential conversion of dilutive securities is anti-dilutive.

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

                                                                             DECEMBER 31,
                                                                  ----------------------------------
                                                                    1998        1999         2000
                                                                  --------   ----------   ----------
    Shareholders' equity in accordance with Canadian GAAP.......  $859,266   $1,658,141   $3,469,269
    Compensation expense (a)(b).................................    (6,246)      (8,146)     (10,646)
    Interest expense on convertible debt, net of tax (c)........     --          --           (6,811)
    Convertible debt (c)........................................     --          --         (860,547)
    Convertible debt accretion, net of tax (c)..................     --          --            5,375
                                                                  --------   ----------   ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $853,020   $1,649,995   $2,596,640
                                                                  ========   ==========   ==========

    (a) In 1998, the Company amended the vesting provisions of 6,235,890 employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. A portion of these options now vest over a specified time period and the balance vested on completion of the initial public offering in 1998. Under United States GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under United States GAAP the Company will record a $15,600 non-cash stock compensation charge to be reflected in earnings over the vesting period as follows: 1998--$4,200; 1999--$1,900; 2000--$2,500; 2001--$3,200;
       2002--$3,800. No similar charge is required to be recorded by the Company under Canadian GAAP.

    (b) Under United States GAAP, the contingent consideration of $2,046 associated with the final settlement of the earn-out provision related to the 1997 acquisition of Ascent Power Technology Inc. was recorded as compensation expense in 1998. Under Canadian GAAP, this contingent consideration has been recorded as goodwill.

    (c) Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under United States GAAP, the convertible debt was recorded as a long-term liability and accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense.

    (d) Under United States GAAP, diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the denominator is adjusted for the assumed number of shares that would be repurchased by the Company using the proceeds from the exercise of stock options, net of the number of shares issued upon exercise of those options. Under Canadian GAAP, the denominator is adjusted only for the assumed number of shares issued upon exercise of the stock options and the numerator is adjusted for the imputed interest income earned on the exercise proceeds.

    OTHER DISCLOSURES REQUIRED UNDER UNITED STATES GAAP:

    (a) Stock based compensation:

       The Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.4% (1999--5%; 1998--5%), dividend yield of 0%, a volatility factor of the expected market price of the Company's shares of 70% (1999--47%; 1998--50%); and a weighted-average expected option life of 7.5 years in 2000
       (1999--5 years; 1998--5 years). The weighted-average grant date fair values of options issued in 2000 was $40.49 per share (1999--$10.24 per share; 1998--$4.30 per share). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the year ended December 31, 2000, the Company's United States GAAP pro forma net earnings (loss) is $176,231 and basic earnings (loss) per share is $0.88 (1999--$52,345 and $0.31 per share; 1998--$(61,699) and $(0.60) per share).

                                 CELESTICA INC.

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    (b) Earnings per share supplemental disclosure:

       The following table sets forth the computation of United States GAAP basic and diluted earnings (loss) per share:

                                                                         YEAR ENDED DECEMBER 31,
                                                                      ------------------------------
                                                                        1998       1999       2000
                                                                      --------   --------   --------
        Earnings (loss) available to shareholders--basic............  $(54,717)  $ 66,526   $197,368
        Add: Interest expense on convertible debt, net of tax.......     --         --         6,811
                                                                      --------   --------   --------
        Earnings (loss) available to shareholders--diluted..........  $(54,717)  $ 66,526   $204,179
                                                                      ========   ========   ========

        Weighted average shares--basic (in thousands)...............   102,992    167,195    199,786
        Weighted average shares--diluted (in thousands) (i).........       N/A    175,582    211,815
        Basic earnings (loss) per share.............................  $  (0.53)  $   0.40   $   0.99
        Diluted earnings (loss) per share...........................       N/A   $   0.38   $   0.96

       (i) Adjusted for the dilutive impact of outstanding stock options and convertible debt.

       N/A-- In 1998, the effect of stock options has been excluded from the computation of diluted earnings (loss) per share as the effect was anti-dilutive due to the loss for the year.

    (c) Other recent United States accounting pronouncements:

       The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company will implement SFAS No. 133 for its first quarter ended March 31, 2001. In accordance with the new standard, the Company will account for its existing foreign currency contracts as cash flow hedges. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7,498 and a corresponding credit to other comprehensive income as a cumulative-effect type adjustment to reflect the initial mark-to-market on the foreign currency contracts. The Company expects to release $6,477 of the gain to earnings in the next 12 months as the related hedged items are recognized in earnings.

                                [EXHIBIT INDEX]

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
1.                          Articles of Incorporation and by-laws as currently in
                            effect:

1.1                         Certificate and Articles of Incorporation(1)

1.2                         Certificate and Articles of Amendment effective October 22,
                            1996(1)

1.3                         Certificate and Articles of Amendment effective January 24,
                            1997(1)

1.4                         Certificate and Articles of Amendment effective October 8,
                            1997(1)

1.5                         Certificate and Articles of Amendment effective April 29,
                            1998(2)

1.6                         Articles of Amendment effective June 26, 1998(3)

1.7                         Restated Articles of Incorporation effective June 26,
                            1998(3)

1.8                         Bylaw No. 1

1.9                         Bylaw No. 2(1)

2.                          Instruments defining rights of holders of equity or debt
                            securities:

2.1                         See Certificate and Articles of Incorporation and amendments thereto identified above.

2.2                         Form of Subordinate Voting Share Certificate(5)

2.3                         Indenture, dated as of November 18, 1996, by and among
                            Celestica International Inc., Celestica, Inc., Celestica
                            Corporation and The Chase Manhattan Bank, as Trustee
                            (including forms of the Outstanding Notes and Exchange
                            Notes)(6)

2.4                         Guarantee Agreement, dated as of November 18, 1996, between
                            Celestica, Inc. and The Chase Manhattan Bank, as Trustee(6)

2.5                         Guarantee Agreement, dated as of November 18, 1996, between
                            Celestica Corporation and The Chase Manhattan Bank, as
                            Trustee(6)

2.6                         Supplemental Indenture, dated as of July 7, 1998, among
                            Celestica International Inc., Celestica Inc. and The Chase
                            Manhattan Bank, as Trustee(3)

2.7                         Supplemental Indenture, dated as of May 26, 2000, between
                            Celestica Inc. and The Chase Manhattan Bank, as Trustee(7)

2.8                         Indenture, dated as of August 1, 2000, between
                            Celestica Inc. and The Chase Manhattan Bank, as Trustee
                            (including forms of the Outstanding Notes)(8)

2.10                        Credit Agreement, dated as of July 7, 1998, between
                            Celestica Inc., the subsidiaries of Celestica Inc.,
                            specified therein as Designated Subsidiaries, The Bank of
                            Nova Scotia, as Administrative Agent, The Bank of Nova
                            Scotia, as Canadian Facility Agent, The Bank of Nova Scotia,
                            as U.S. Facility Agent, The Bank of Nova Scotia, as
                            U.K. Facility Agent, the financial institutions named in
                            Schedule A as Canadian lenders, the financial institutions named in Schedule B as U.S. lenders, and the financial
                            institutions named in Schedule C as U.K. lenders(3)

2.11                        Revolving Term Credit Agreement, dated as of April 22, 1999, between Celestica Inc., the subsidiaries of Celestica Inc., specified therein as Designated Subsidiaries, The Bank of
                            Nova Scotia, as Administrative Agent, The Bank of Nova
                            Scotia, as Canadian Facility Agent, The Bank of Nova Scotia,
                            as U.S. Facility Agent, The Bank of Nova Scotia, as
                            U.K. Facility Agent, the financial institutions named in
                            Schedule A as Canadian lenders, the financial institutions named in Schedule B as U.S. lenders, and the financial
                            institutions named in Schedule C as U.K. lenders(9)

3.                          Certain Contracts:

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
3.1                         Management Services Agreement, dated as of July 7, 1998,
                            among Celestica Inc., Celestica North America Inc. and Onex
                            Corporation(5)
3.2                         Asset Purchase Agreement, dated as of January 12, 2000,
                            among Celestica Corporation, Celestica Inc. and
                            International Business Machines, Inc.
3.3                         Quota (Share) Purchase Agreement, dated February 9, 2000,
                            between Celestica Inc., Celestica Europe Inc., IBM
                            Italia S.p.A. and IBM Semea Servizi Finanziari S.p.A.
3.4                         Quota Purchase Agreement, dated June 22, 2000, between NEC do Brasil S.A. and Celestica Inc.
3.5                         Amended and Restated Asset Purchase Agreement, dated as of
                            December 5, 2000, between Celestica Corporation, Celestica
                            Ireland Limited, Motorola, Inc. and Motorola B.V.
3.6                         Asset Purchase Agreement, dated as of February 19, 2001, by and between Avaya Inc. and Celestica Corporation
3.6.1                       Amendment No. 1 to the Asset Purchase Agreement, dated as of
                            May 4, 2001, by and between Avaya Inc. and Celestica
                            Corporation
3.7                         Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Eugene V. Polistuk(1)
3.8                         Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Anthony P. Puppi(1)
3.9                         Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Daniel P. Shea(1)
3.10                        Employment Agreement, dated as of June 30, 1998, by and
                            between Celestica Inc. and R. Thomas Tropea(4)
3.11                        Celestica, Inc. Employee Share Purchase and Option Plan
                            (1997)(2)
3.12                        Celestica, Inc. -- Celestica Retirement Plan (Canada)(2)
3.13                        D2D Employee Share Purchase and Option Plan (1997)(2)
3.13.1                      Amended and Restated D2D Employee Share Purchase and Option
                            Plan
3.14                        Celestica 1997 U.K. Approved Share Option Scheme(1)
3.15                        D2D Pension Plan(2)
3.16                        D2D Supplementary Pension Plan(2)
3.17                        Celestica Inc. -- Long-Term Incentive Plan(5)
3.17.1                      Amended and Restated Celestica Inc. -- Long Term Incentive
                            Plan
3.18                        Celestica Inc. -- Employee Share Ownership Plan(5)
3.18.1                      Amended and Restated Celestica Inc. -- Employee Share
                            Ownership Plan
8.1                         Subsidiaries of Registrant

------------

(1) Incorporated by reference to the Registration Statement on Form F-1 of Celestica Inc. filed on April 29, 1998 (Registration No. 333-8700).

(2) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 of Celestica Inc. filed on June 1, 1998 (Registration
    No. 333-8700).

(3) Incorporated by reference to the Registration Statement on Form F-1 of Celestica Inc. filed on February 16, 1999 (Registration No. 333-10030).

(4) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 18, 2000.

(5) Incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 of Celestica Inc. filed on June 25, 1998 (Registration
    No. 333-8700).

(6) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Celestica International Inc. filed on March 5, 1997 (Registration No. 333-6308).

(7) Incorporated by reference to the Registration Statement on Form F-3 of Celestica Inc. filed on July 24, 2000 (Registration No. 333-12272).

(8) Incorporated by reference to the Current Report on Form 6-K of Celestica Inc. for the month of August, 2000.

(9) Incorporated by reference to the Current Report on Form 6-K for the month of February 2000.