Form 20-F
period 2001-12-31
CELESTICA INC
filed 2002-05-03
CIK 1030894

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          UNITED STATES SECURITIES AND
                              EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                        COMMISSION FILE NUMBER: 1-14832

                            ------------------------

                                 CELESTICA INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ONTARIO, CANADA
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                               12 CONCORDE PLACE
                        TORONTO, ONTARIO, CANADA M3C 3R8
             (ADDRESS OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

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

      Liquid Yield Option-TM- Notes due 2020                          The New York Stock Exchange
                 (TITLE OF CLASS)                             (NAME OF EACH EXCHANGE ON WHICH REGISTERED)

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


190,642,482 Subordinate Voting Shares          0    Preference Shares
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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      --------
PART I..............................................................................         1
          Item 1.   Identity of Directors, Senior Management and Advisors...........         1
          Item 2.   Offer Statistics and Expected Timetable.........................         1
          Item 3.   Key Information.................................................         1
                    A.  Selected Financial Data.....................................         1
                    B.  Capitalization and Indebtedness.............................         4
                    C.  Reasons for Offer and Use of Proceeds.......................         4
                    D.  Risk Factors................................................         4
          Item 4.   Information on the Company......................................        12
                    A.  History and Development of the Company......................        12
                    B.  Business Overview...........................................        13
                    C.  Organizational Structure....................................        25
                    D.  Description of Property.....................................        25
          Item 5.   Operating and Financial Review and Prospects....................        26
                    A.  Operating Results...........................................        28
                    B.  Liquidity and Capital Resources.............................        34
                    C.  Research and Development, Patents and Licenses, Etc.........        37
                    D.  Trend Information...........................................        37
          Item 6.   Directors, Senior Management and Employees......................        38
                    A.  Directors and Senior Management.............................        38
                    B.  Compensation................................................        42
                    C.  Board Practices.............................................        47
                    D.  Employees...................................................        48
                    E.  Share Ownership.............................................        48
          Item 7.   Major Shareholders and Related Party Transactions...............        52
                    A.  Major Shareholders..........................................        52
                    B.  Related Party Transactions..................................        54
                    C.  Interests of Experts and Counsel............................        55
          Item 8.   Financial Information...........................................        55
                    A.  Consolidated Statements and Other Financial Information.....        55
                    B.  Significant Changes.........................................        55
          Item 9.   The Offer and Listing...........................................        55
                    A.  Offer and Listing Details...................................        55
                    B.  Plan of Distribution........................................        57
                    C.  Markets.....................................................        58
                    D.  Selling Shareholders........................................        58
                    E.  Dilution....................................................        58
                    F.  Expense of the Issue........................................        58
          Item 10.  Additional Information..........................................        58
                    A.  Share Capital...............................................        58
                    B.  Memorandum and Articles of Incorporation....................        58
                    C.  Material Contracts..........................................        62
                    D.  Exchange Controls...........................................        62
                    E.  Taxation....................................................        62
                    F.  Dividends and Paying Agents.................................        67
                    G.  Statement by Experts........................................        67
                    H.  Documents on Display........................................        67
                    I.  Subsidiary Information......................................        68
          Item 11.  Quantitative and Qualitative Disclosures about Market Risk......        68
          Item 12.  Description of Securities Other than Equity Securities..........        69
PART II.............................................................................        70
          Item 13.  Defaults, Dividend Arrearages and Delinquencies.................        70
          Item 14.  Material Modifications to the Rights of Security Holders and Use
                    of Proceeds.....................................................        70
          Item 15.  [RESERVED]......................................................        70
          Item 16.  [RESERVED]......................................................        70
PART III............................................................................        71
          Item 17.  Financial Statements............................................        71
          Item 18.  Financial Statements............................................        71
          Item 19.  Exhibits........................................................        71

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

    IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE WE STATE OTHERWISE. UNLESS WE STATE OTHERWISE, ALL REFERENCES TO "U.S.$" OR "$" ARE TO U.S. DOLLARS AND ALL REFERENCES TO "C$" ARE TO CANADIAN DOLLARS. UNLESS WE INDICATE OTHERWISE, ANY REFERENCE IN THIS ANNUAL REPORT TO A CONVERSION BETWEEN U.S.$ AND C$ OR BETWEEN U.S.$ AND L IS GIVEN AS OF MARCH 1, 2002. AT THAT DATE, THE NOON BUYING RATE IN NEW YORK CITY FOR CABLE TRANSFERS IN CANADIAN DOLLARS WAS U.S.$1.00=C$1.5955, AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.

    UNLESS WE INDICATE OTHERWISE, ALL INFORMATION IN THIS ANNUAL REPORT IS STATED AS OF MARCH 1, 2002.

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

    Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information -- Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the level of overall growth in the electronics manufacturing services industry; lower-than-expected customer demand; component constraints; variability of our operating results among periods; our dependence on the computer and communications industries; our dependence on a limited number of customers; and our ability to manage expansion, consolidation and the integration of acquired businesses.

    We disclaim any intention or obligation to update or revise any forward-looking statements contained in this Annual Report or the documents incorporated by reference herein, whether as a result of new information, future events or otherwise.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

    You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects," the Consolidated Financial Statements in Item 18 and the other information in this Annual Report. The selected financial data is derived from the consolidated financial statements for the years we present.

    The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 22 to the Consolidated Financial Statements. For all the years presented, the selected financial data is prepared in accordance with Canadian GAAP. The differences between the line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP:

    - our net loss for the year ended December 31, 1998 would be $6.2 million greater due to non-cash charges for compensation expense and the loss on extinguishment of debt amounting to $14.3 million, net of income tax, would be treated as an extraordinary loss;

    - our net earnings for the year ended December 31, 1999 would be $1.9 million less due to non-cash charges for compensation expense;

    - our net earnings for the year ended December 31, 2000 would be $2.5 million less due to non-cash charges for compensation expense and $6.8 million less due to interest on the convertible debt we issued in August 2000, in the principal amount of $1,813.6 million, that would be classified as a long-term liability rather than as an equity instrument; and

    - our net loss for the year ended December 31, 2001 would be $3.2 million greater due to non-cash charges for compensation expense, $17.7 million greater due to interest on convertible debt classified as a long-term liability rather than as an equity instrument, $2.7 million greater due to other charges and $12.1 million less due to the gain on a foreign exchange contract.

                                                                      YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------
                                                       1997(1)    1998(1)    1999(1)    2000(1)     2001(1)
                                                       --------   --------   --------   --------   ---------
                                                              (in millions, except per share amounts)
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) DATA:
Revenue..............................................  $2,006.6   $3,249.2   $5,297.2   $9,752.1   $10,004.4
Cost of sales........................................   1,866.9    3,018.7    4,914.7    9,064.1     9,291.9
                                                       --------   --------   --------   --------   ---------
Gross profit.........................................     139.7      230.5      382.5      688.0       712.5
Selling, general and administrative expenses.........      68.3      130.5      202.2      326.1       341.4
Amortization of intangible assets(2).................      15.3       45.4       55.6       88.9       125.0
Integration costs related to acquisitions(3).........      13.3        8.1        9.6       16.1        22.8
Other charges(4).....................................      13.9       64.7      --         --          273.1
                                                       --------   --------   --------   --------   ---------
Operating income (loss)..............................      28.9      (18.2)     115.1      256.9       (49.8)
Interest expense (income), net(5)....................      33.6       32.3       10.7      (19.0)       (7.9)
                                                       --------   --------   --------   --------   ---------
Earnings (loss) before income taxes..................      (4.7)     (50.5)     104.4      275.9       (41.9)
Income taxes.........................................       2.2       (2.0)      36.0       69.2        (2.1)
                                                       --------   --------   --------   --------   ---------
Net earnings (loss)..................................  $   (6.9)  $  (48.5)  $   68.4   $  206.7   $   (39.8)
                                                       ========   ========   ========   ========   =========
Basic earnings (loss) per share(6)...................  $  (0.10)  $  (0.47)  $   0.41   $   1.01   $   (0.26)
Diluted earnings (loss) per share(6).................  $  (0.10)  $  (0.47)  $   0.40   $   0.98   $   (0.26)

OTHER DATA:
Capital expenditures.................................  $   32.1   $   65.8   $  211.8   $  282.8   $   199.3

                                                                        AS AT DECEMBER 31,
                                                       -----------------------------------------------------
                                                         1997       1998       1999       2000       2001
                                                       --------   --------   --------   --------   ---------
                                                                           (in millions)
CONSOLIDATED BALANCE SHEET DATA:
Cash and short-term investments......................  $  106.1   $   31.7   $  371.5   $  883.8   $1,342.8
Working capital......................................  $  363.3   $  356.2   $1,000.2   $2,262.6   $2,339.8
Capital assets.......................................  $  124.2   $  214.9   $  365.4   $  633.4   $  915.1
Total assets.........................................  $1,347.3   $1,636.4   $2,655.6   $5,938.0   $6,632.9
Total long-term debt, including current portion......  $  518.9   $  135.8   $  134.2   $  132.0   $  147.4
Shareholders' equity.................................  $  363.2   $  859.3   $1,658.1   $3,469.3   $4,745.6

-------------

(1) The consolidated statements of earnings (loss) data for:

    1997, 1998, 1999, 2000 and 2001 include the results of operations of Design-to-Distribution Limited acquired effective January 1997, the assets acquired from Hewlett-Packard Company in Colorado and New England in July, August and October 1997 and Ascent Power Technologies Inc. acquired in October 1997;

    1998, 1999, 2000 and 2001 include the results of operations of the manufacturing operation acquired from Madge Networks N.V. in February 1998, the manufacturing operation acquired from Lucent Technologies Inc. in April 1998, Analytic Design, Inc. acquired in May 1998, the manufacturing operation acquired from Silicon Graphics Inc. in June 1998,
    Accu-Tronics, Inc. acquired in September 1998 and a greenfield operation established in Tennessee in September 1998;

    1999, 2000 and 2001 include the results of operations of International Manufacturing Services, Inc. acquired December 1998, Signar SRO acquired in April 1999, greenfield operations established in Brazil and Malaysia in June 1999, VXI Electronics, Inc. acquired in September 1999, the assets acquired from Hewlett-Packard's Healthcare Group in October 1999, EPS Wireless, Inc. acquired in December 1999 and certain assets acquired from Fujitsu-ICL Systems Inc. in December 1999;

    2000 and 2001 include the results of operations of the assets of the Enterprise System Group and the Microelectronics Division of IBM in Minnesota and in Italy acquired in February and May 2000, respectively, NDB Industrial Ltda. acquired in June 2000, Bull Electronics Inc. acquired in August 2000 and NEC Technologies (UK) Ltd. acquired in November 2000; and

    2001 includes the results of operations of Excel Electronics, Inc. acquired in January 2001, certain assets of Motorola Inc. in Ireland and Iowa acquired in February 2001, certain assets of a repair facility of N.K. Techno Co., Ltd. in Japan acquired in March 2001, certain assets of Avaya Inc. in Arkansas and Colorado acquired in May 2001, Sagem CR s.r.o. acquired in June 2001, certain assets of Avaya Inc. in France acquired in August 2001, certain assets of Lucent Technologies Inc. in Ohio and Oklahoma acquired in August 2001, Primetech Electronics Inc. acquired in August 2001 and Omni Industries Limited acquired in October 2001.

(2) Effective January 1, 1998, we revised the estimated useful life of our goodwill and intellectual property for accounting purposes from 20 years each to 10 years and 5 years, respectively.

    In 2001, the Canadian Institute of Chartered Accountants (CICA) approved Handbook Sections 1581 "Business combinations" and 3062 "Goodwill and other intangible assets." The new standards mandate the purchase method of accounting for business combinations and require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

    Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001 was not amortized.

(3) These costs include costs to implement new information systems and processes, including salary and other costs directly related to the integration activities in newly acquired facilities.

(4) In 1997, other charges include a $13.9 million ($8.7 million after income taxes) credit loss relating to a customer which filed for bankruptcy.

    In 1998, other charges totaled $64.7 million ($51.5 million after income taxes), comprised of non-cash charges of $35.0 million relating to the write-down of intellectual property, $6.8 million of goodwill which became impaired as a result of the merger with IMS, a write-off of deferred financing fees and debt redemption fees of $17.8 million relating to the prepayment of debt with the net proceeds of our initial public offering and other charges of $5.1 million.

    In 2001, other charges totaled $273.1 million ($226.4 million after income taxes) and include (a) a $237.0 million restructuring charge, comprised of employee termination costs of $90.7 million, termination of lease and other contractual obligations of $35.3 million, facility exit and other costs of $12.4 million and non-cash asset impairment of $98.6 million and (b) a non-cash charge of $36.1 million relating to the write-down of the carrying value of certain assets, primarily goodwill and intangible assets.

(5) Interest expense (income) is comprised of interest expense incurred on indebtedness less interest income earned on cash and short-term investments.

(6) We adopted retroactively the new CICA Handbook Section 3500 "Earnings per share" which requires the retroactive use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with U.S. GAAP.

    For purposes of the basic and diluted earnings (loss) per share calculations, the weighted average number of shares outstanding were:

                                                                                YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------------
                                                                    1997       1998       1999       2000       2001
                                                                  --------   --------   --------   --------   --------
                                                                                     (in millions)
    Basic.......................................................    69.6      103.0      167.2      199.8      213.9
    Diluted.....................................................    69.6      103.0      171.2      211.8      213.9

EXCHANGE RATE INFORMATION

    The rate of exchange as of March 1, 2002 for the conversion of Canadian dollars into United States dollars was U.S. $0.6268. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into C$1.00 at the end of the following fiscal periods and the average exchange rates (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Statistical Releases.

                                                             2001       2000       1999       1998       1997
                                                           --------   --------   --------   --------   --------
Average(1)...............................................   1.5487     1.4855     1.4858     1.4836     1.3849

                                        FEBRUARY   JANUARY    DECEMBER   NOVEMBER   OCTOBER    SEPTEMBER
                                          2002       2002       2001       2001       2001       2001
                                        --------   --------   --------   --------   --------   ---------
High..................................   1.6110     1.6132     1.5956     1.6021     1.5867     1.5793
Low...................................   1.5885     1.5897     1.5633     1.5718     1.5579     1.5528

------------

(1) Calculated by using the averages of the exchange rates as of the last day of each month during the period.

    The rate of exchange as of March 1, 2002 for the conversion of United States dollars into Canadian dollars was 1.5955 (U.S.$1 = C$1.5955).

B.  CAPITALIZATION AND INDEBTEDNESS

    Not applicable.

C.  REASONS FOR OFFER AND USE OF PROCEEDS

    Not applicable.

D.  RISK FACTORS

    SHAREHOLDERS AND PROSPECTIVE INVESTORS IN CELESTICA SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS AND ALL OF THE OTHER INFORMATION SET FORTH IN THIS ANNUAL REPORT. THE RISKS AND UNCERTAINTIES WE DESCRIBE BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS.

    OUR OPERATING RESULTS FLUCTUATE

    Our annual and quarterly results have fluctuated in the past. The reasons for these fluctuations may similarly affect us in the future. Our operating results may fluctuate in the future as a result of many factors, including:

    - The volume of orders received relative to our manufacturing capacity;

    - Fluctuations in material costs and the mix in material costs versus labor and manufacturing overhead costs; and

    - Variations in the level and timing of orders placed by a customer due to the customer's attempts to balance its inventory, changes in the customer's manufacturing strategy and variation in demand for the customer's products. These changes can result from life cycles of customer products, competitive conditions and general economic conditions.

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

    In addition, most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Sometimes these anticipated orders from certain customers have failed to materialize, and sometimes delivery schedules have been deferred as a result of changes in the customer's business needs. On other occasions, customers have required rapid and sudden increases in production which have placed an excessive burden on our manufacturing capacity. Deferred delivery schedules result in a delay, and may result in a reduction in our revenue from these customers, and also may lead to excess capacity at affected facilities. Also, certain customers may be unable to pay us or otherwise meet their commitments under their agreements or purchase orders with us.

    Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

    Historically, our fourth quarter revenue has been highest and our first quarter revenue has been lowest. Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period.

    WE HAVE HAD RECENT OPERATING LOSSES

    We generated net earnings in each of the years from 1993 through 1996 and in 1999 and 2000. We recorded net losses of $6.9 million in 1997, $48.5 million in 1998 and $39.8 million in 2001. In 1997, we incurred $13.3 million of integration costs related to acquisitions and a $13.9 million credit loss, with these charges totaling $27.2 million ($17.0 million after income taxes). In 1998, we incurred $8.1 million of integration costs related to acquisitions, a $41.8 million write-down of intellectual property and goodwill, a write-off of deferred financing fees and debt redemption fees of $17.8 million and $5.1 million of charges related to the acquisition of International Manufacturing Services, Inc., or IMS, with these charges totaling $72.8 million ($56.5 million after income taxes). In 2001, we incurred $22.8 million of integration costs related to acquisitions, $237.0 million of restructuring charges and a $36.1 million write-down of certain assets, primarily goodwill and intangible assets, with these charges totaling $295.9 million ($245.2 million after income taxes). We may not be profitable in future periods. Furthermore, if business conditions were to unexpectedly weaken significantly from current levels, we may have to undertake further restructuring activities, thereby further reducing profitability in future periods.

    WE ARE EXPOSED TO CHANGES IN GENERAL ECONOMIC CONDITIONS

    As a result of unfavorable general economic conditions and reduced demand for technology capital goods, our sales have been particularly volatile in recent quarters. Specifically, since the first fiscal quarter of 2001, we have seen declines in the demand for products in the end-markets that we serve. If global economic conditions in the markets we serve do not improve, we may experience a material adverse impact on our business, operating results and financial condition.

    OUR RESULTS ARE AFFECTED BY LIMITED AVAILABILITY OF COMPONENTS

    A significant portion of our costs are in the form of component purchases. A majority of the products we manufacture require one or more components that we order from sole-source suppliers of these particular components. Supply shortages for a particular component can delay production of all products using that component or cause price increases in the services we provide. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in material costs, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period. Also, we rely on a variety of common carriers for materials transportation and route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations.

    WE DEPEND ON CERTAIN INDUSTRIES

    Our financial performance depends on our customers' continued growth, viability, financial stability and the cyclicality of end-markets. Our customers, in turn, substantially depend on the growth of the computer and communications industries. These industries are characterized by rapidly changing technologies and short product life cycles. Recently these industries have experienced revenue erosion, pricing and margin pressures, and increased difficulty in attracting capital. These factors affecting the computer and communications industries in general, and the impact these factors might have from time to time on our customers in particular, could continue to have a material adverse effect on our business.

    WE FACE CUSTOMER CREDIT RISK

    We generate significant accounts receivable and inventory balances in connection with providing manufacturing services to our customers. We may encounter significant delays or defaults in payments owed to us by customers for whom we have manufactured products.

    WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS

    Our three largest customers in 2001 were IBM, Sun Microsystems Inc. and Lucent Technologies, which each represented more than 10% of our total 2001 revenue and collectively represented 55% of our total 2001 revenue. Our next five largest customers collectively represented 24% of our total revenue in 2001. IBM and Sun Microsystems Inc., our two largest customers in 2000, each represented more than 10% of our total 2000 revenue and collectively represented 46% of our total 2000 revenue. Our next five largest customers represented 32% of total 2000 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue.

    Other than in the case of asset acquisitions, otherwise known as "OEM divestitures," generally, we do not enter into long-term supply commitments with our customers. Instead, we bid on a project basis and have supply contracts in place for each project. We are dependent on customers to fulfill the terms associated with these contracts. Significant reductions in, or the loss of, sales to any of our largest customers would have a material adverse effect on us. OEM divestures often entail long-term supply agreement between ourselves and the OEM customer, and we are similarly dependent on customers to fulfill the obligations associated with these contracts.

    OUR CUSTOMERS MAY CANCEL THEIR ORDERS, CHANGE PRODUCTION QUANTITIES OR DELAY
     PRODUCTION

    Our customers are increasingly dependent on EMS providers for new product introductions and rapid response times to volume requirements. We generally do not obtain firm, long-term purchase commitments from our customers and we often experience reduced lead-times in customers' orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. The uncertain economic condition of our customers' end-markets and general order volume volatility has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellation, reduction, or delays by a significant customer, or by a group of customers, would seriously harm our results of operations by reducing the volumes of products manufactured and delivered by us for the customers in that period. Such order changes could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer orders. Order cancellations and delays could also lower asset utilization, resulting in lower gross margins.

    WE FACE RISKS DUE TO EXPANSION OR RESTRUCTURING OF OUR OPERATIONS

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

    We have undertaken numerous initiatives to restructure and reduce our capacity in response to the recent downturn in demand, with the intention of realizing significant cost savings in the future. The process of restructuring entails, among other activities, moving product production between facilities, reducing staff levels, realigning our business processes and reorganizing our management. Any failure to successfully execute the aforementioned activities can have a material adverse impact on our results. If, in the future, our customer demand falls, or we are required to reduce prices, at a rate exceeding the rate at which we are able to reduce our costs, this could have a material adverse impact on our operating results.

    WE FACE ADDITIONAL RISKS DUE TO OUR INTERNATIONAL OPERATIONS

    During 2001, over 35% of our revenue was derived from locations outside of North America. In addition, we purchased material from international suppliers for much of our business, including our North American business. We believe that our future growth depends in large part on our ability to increase our business in international markets. We will continue to expand our operations outside of North America. This expansion will require significant management attention and financial resources. To increase international sales in subsequent periods, we must establish additional foreign operations, hire additional personnel and establish additional international facilities. We may not expand or even maintain our international sales. If the revenue we generate from foreign activities is inadequate to offset the expense of maintaining foreign offices and activities, our profitability will be adversely affected. International operations are subject to inherent risks, which may adversely affect us, including:

    - Labor unrest;

    - Unexpected changes in regulatory requirements;

    - Tariffs, import and export duties, value-added taxes and other barriers;

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

    - Burdens of complying with a wide variety of foreign laws, including changing import and export regulations which could erode our profit margins or restrict exports;

    - Adverse changes in Canadian and U.S. trade policies with the other countries in which we maintain operations;

    - Political instability;

    - Potential restriction on the transfer of funds; and

    - Inflexible employee contracts that restrict our flexibility in responding to events of business downtowns.

    We have either purchased or built manufacturing facilities in several Asian countries, including Thailand, Malaysia, China, Indonesia and Singapore, and are subject to the significant political, economic and legal risks associated with doing business in these countries. For instance, under its current leadership, the Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment and greater economic decentralization. However, the Chinese government may discontinue or change these policies, and these policies may not be successful. Moreover, despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly as it relates to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation of such laws may be inconsistent. As the Chinese legal system develops, new laws and changes to existing laws may adversely affect foreign operations in China. While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to China and its policies may now also affect Hong Kong. Thailand and Indonesia have also had a long history of promoting foreign investment but have experienced economic turmoil and a significant devaluation of their currencies in the recent past. There is a risk that this period of economic turmoil may result in the reversal of current policies encouraging foreign investment and trade, restrictions on the transfer of funds overseas, employee turnover, labor unrest or other domestic economic problems that could adversely affect us.

    WE FACE FINANCIAL RISKS DUE TO FOREIGN CURRENCY FLUCTUATIONS

    The principal currencies in which we conduct our operations are U.S. dollars, Canadian dollars, Mexican pesos, British pounds sterling, Euros, Brazilian real and the Thai baht. We may sometimes enter into hedging transactions to minimize our exposure to foreign currency and interest rate risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell these foreign currencies at future dates. In general, these contracts extend for periods of less than 18 months. Our hedging transactions may not successfully minimize foreign currency risk.

    INTEREST RATE DECREASES WILL REDUCE INTEREST INCOME ON OUR PORTFOLIO OF CASH
     EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The primary objective of our investment activities is to preserve principal while, at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. If interest rates, and therefore interest income, were to fall significantly there may be a material adverse impact on our financial results.

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

    WE ARE IN A HIGHLY COMPETITIVE INDUSTRY

    We are in a highly competitive industry. We compete against numerous domestic and foreign companies. Three of our competitors, Flextronics International, Sanmina-SCI Corporation and Solectron Corporation, each have annual revenues in excess of $10.0 billion. We also face indirect competition from the manufacturing operations of our current and prospective customers, which continually evaluate the merits of manufacturing products internally rather than using EMS providers. Some of our competitors have more geographically diversified international operations, as well as substantially greater manufacturing, financial, procurement, research and development and marketing resources than we have. These competitors may create alliances and rapidly acquire significant market share. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form significant competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition could cause price reductions, reduced profits or losses or loss of market share, any of which could materially and adversely affect us. We may not be able to compete successfully against current and future competitors and the competitive pressures that we face may materially adversely affect us.

    WE DEPEND ON THE CONTINUING TREND OF OUTSOURCING BY OEMS

    Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, either because OEMs decide to perform these functions internally or because they use other EMS providers, our future growth will be limited.

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

    WE ARE SUBJECT TO THE RISK OF INCREASED INCOME TAXES

    Our business operations are carried on in a number of countries, including countries where:

    - tax incentives have been extended to encourage foreign investment; or

    - income tax rates are low.

    We develop our tax position based upon the anticipated nature and conduct of our business and our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

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

    Some of our operating sites have a history of industrial use. Soil and groundwater contamination have occurred at some of our facilities. Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was not aware of or responsible for the presence of such substances. In addition, in some countries in which we have operations, any person or company who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility may be liable for the costs of removal or remediation of such substances at such facility, whether or not the person or company owns or operates the facility. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where soil or groundwater contamination existed prior to our ownership or occupation of a site, landlords or former owners have contractually retained responsibility and liability for the contamination and its remediation. However, failure of such former owners or landlords to perform, as the result of financial inability or otherwise, could result in our company being required to remediate such contamination.

    Except for facilities we acquired in the Omni transaction, we obtained
Phase I or similar environmental assessments, or reviewed recent assessments initiated by others, for most of the manufacturing facilities that we own or lease at the time we either acquired or leased such facilities. Typically, these assessments include general inspections without soil sampling or groundwater analysis. Where contamination is suspected, usually Phase II intrusive environmental assessments (including soil and/or groundwater testing) are performed. The assessments have not revealed any environmental liability that, based on current information, we believe will have a material adverse effect on us, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners. Our assessments may not reveal all environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities we are not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws. The conditions of our properties could be affected in the future by the conditions of the land or operations in the vicinity of the properties (such as the presence of underground storage tanks). These developments and others (such as increasingly stringent environmental laws, increasingly strict enforcement of environmental laws by governmental authorities, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of our operations) may cause us to incur significant costs and liabilities that could have a material adverse effect on us.

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

    As of March 1, 2002, we had 190,826,868 subordinate voting shares and 39,065,950 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 3,976,236 subordinate voting shares held by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to Celestica.

    In addition, as of March 1, 2002, there were approximately 28,620,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 23,756,000 shares. The sale of such shares could adversely affect the market price of the subordinate voting shares.

    OUR COMPANY IS CONTROLLED BY ONEX CORPORATION

    Onex owns, directly or indirectly, all of the multiple voting shares and less than 1% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represent 84.0% of the voting interest in Celestica and approximately 2% of the outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and to approve significant corporate transactions such as certain amendments to our articles of incorporation, mergers, amalgamations, plans of arrangement and the sale of all or substantially all of our assets. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facilities, if Onex ceases to control Celestica our lenders could demand repayment. Gerald
W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns shares with a majority of the voting rights of the shares of Onex. Mr. Schwartz, therefore, effectively controls our affairs. For additional information about our principal shareholders, please turn to
Item 7(A), "Major Shareholders."

    In private placements outside of the United States, certain subsidiaries of Onex have offered exchangeable debentures due 2025 that are exchangeable and redeemable under certain circumstances during their 25-year term for 9,214,320 subordinate voting shares. In addition, 1,757,467 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If the issuers of the exchangeable debentures elect or the party to the equity forward agreements elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration, of the debentures or the settlement of the equity forward agreement, as the case may be, the number of shares owned by Onex, together with those shares Onex has the right to vote, would, if such delivery had occurred on March 1, 2002, represent in the aggregate 78% of the voting interest in our company.

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

    POTENTIAL UNENFORCEABILITY OF CIVIL LIABILITIES AND JUDGMENTS

    We are incorporated under the laws of the Province of Ontario, Canada. Most of our directors, controlling persons and officers and certain of the experts named in this Annual Report are residents of Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce judgments in the United States against us or these persons which are obtained in a U.S. court. It may also be difficult for shareholders to enforce a U.S. judgment in Canada or to succeed in a lawsuit in Canada based only on U.S. securities laws.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

    Celestica was incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions principally to modify our corporate name and our share capital. Our legal name and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal executive offices are located at 12 Concorde Place, Toronto, Ontario, Canada M3C 3R8 and our telephone number is (416) 448-5800. Our web site is www.celestica.com. Information on our web site is not incorporated by reference in this Annual Report.

    We are a leading provider of electronics manufacturing services to OEMs worldwide, with revenue for the year ended December 31, 2001 in excess of $10.0 billion. We provide a wide variety of products and services to our customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, we are a leading-edge provider of design, repair and engineering services, supply chain management and power products. We operate facilities in North America, Europe, Asia and Latin America.

    As an important IBM manufacturing unit, Celestica provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, Celestica was purchased from IBM by an investor group, led by Onex, which included our management.

    OUR ACQUISITIONS

    In 2001, we completed the following acquisitions, significantly enhancing our geographic reach, expanding our customer base of leading OEMs and broadening our service offering capabilities:

    - Excel Electronics, Inc. enhanced our prototype service offering in the southern United States;

    - certain manufacturing assets of Motorola Inc. in Mt. Pleasant, Iowa and Dublin, Ireland expanded our business relationship with Motorola;

    - certain assets relating to a repair business of N.K. Techno Co. Ltd. expanded our presence in Japan;

    - certain assets from Avaya Inc. in Little Rock, Arkansas, Denver, Colorado and Saumur, France positioned us as Avaya's primary outsourcing partner in the area of printed circuit board systems assembly, test, repair and supply chain management for a broad range of their telecommunications products;

    - Sagem CR s.r.o. in the Czech Republic enhanced our presence in central Europe and positioned us as Sagem's primary EMS provider;

    - Primetech Electronics Inc. provided us with additional high complexity manufacturing capability and an expanded global customer base;

    - certain assets from Lucent Technologies Inc. in Columbus, Ohio and Oklahoma City, Oklahoma positioned us as the leading EMS provider for Lucent's North American switching, access and wireless networking systems products; and

    - Omni Industries Limited significantly enhanced our EMS presence in Asia.

    In 2001, we also established a greenfield operation in Singapore. We continue to seek strategic acquisitions and greenfield opportunities.

    A listing of our acquisitions since 1997 is included in note (1) to the Selected Financial Data table, see Item 3, "Key Information -- Selected Financial Data."

    Certain information concerning capital expenditures is set forth in Notes 3 and 20 to the Consolidated Financial Statements in Item 18.

B.  BUSINESS OVERVIEW

    Our goal is to be the "partner of choice" in EMS. We believe we are uniquely positioned to achieve this goal given our position as one of the major EMS providers worldwide and our widely recognized skills in our core areas of competency. The Company's strategy is to (i) maintain our leadership position in the areas of technology, quality and supply chain management, (ii) develop profitable, strategic relationships with industry leaders, (iii) continually expand the range of the services we provide to OEMs, (iv) diversify our customer base, serving a wide variety of end-markets, (v) selectively pursue strategic acquisitions, and (vi) steadily improve our operating margins. We believe that the successful implementation of this strategy will allow us to achieve superior financial performance and enhance shareholder value.

    We have operations in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Thailand, China, Hong Kong, Czech Republic, Brazil, Singapore, Malaysia and Japan. We provide a wide variety of products and services to our customers, including the manufacture, assembly and test of complex printed circuit assemblies, or PCAs, and the full system assembly of final products. In addition, we provide a broad range of EMS services from product design to worldwide distribution and after-sales support.

    Celestica targets industry leading OEMs primarily in the computer and communications sectors. Celestica supplies products and services to over 75 OEMs, including such industry leaders as Avaya Inc., Cisco Systems Inc., Dell Computer Corporation, EMC Corporation, Fujitsu, Hewlett-Packard Company, International Business Machines Corporation, Lucent Technologies Inc.,
Motorola Inc., NEC Corporation and Sun Microsystems Inc. In the aggregate, our top ten customers represented 84% of revenue in 2001. The products we manufacture can be found in a wide array of end-products, including: cell phones and pagers, hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical products, modems, multimedia peripherals, PBX switches, personal computers, PDAs, photonic devices, routers, scalable processors, servers, switching products, token ring products, video broadcasting equipment, wireless base stations, wireless loop systems and workstations.

    Our principal competitive advantages are our advanced capabilities and leadership in the areas of technology, quality and supply chain management. We are an industry leader in a wide range of advanced manufacturing technologies, using established and emerging process technologies. Our state-of-the-art manufacturing facilities are organized as customer focused factories, which have dedicated manufacturing lines and customer teams. This approach enhances customer satisfaction and manufacturing flexibility. We believe our test capabilities are among the best in the industry and enable us to produce highly reliable products, including products that are critical to the functioning of our customers' products and systems. Our size, geographic reach and leading expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time to market.

    We believe that our highly skilled workforce gives us a distinct competitive advantage. Through innovative compensation and broad-based employee stock ownership, we have developed a unique entrepreneurial, participative and team-based culture. We employ over 2,800 engineers.

ELECTRONICS MANUFACTURING SERVICES INDUSTRY

    OVERVIEW

    The EMS industry is comprised of companies that provide a range of manufacturing services to OEMs. The industry (i) has experienced rapid growth in the past and has potential for strong growth in the future as the market for technology, as a whole, grows, (ii) is highly fragmented and (iii) is poised for continuing consolidation due to the advantages of scale and geographic diversity. In 2001, four EMS providers -- Celestica, Sanmina-SCI Corporation, Flextronics International and Solectron Corporation -- achieved total revenue in excess of $10.0 billion.

    We see numerous industry vectors that are fueling continued growth in the EMS industry. These include the growing trend of information technology and communications companies in North America to outsource their electronics manufacturing and to divest their manufacturing assets, OEMs in Europe and Japan increasingly executing an electronics outsourcing strategy, and OEMs increasingly looking to the EMS industry to provide full-system solutions including system build and distribution.

    We believe that, as the trend to outsourcing continues, OEMs will increasingly outsource more complex products and services. This trend will favor larger EMS providers that have clear advantages of scale, geographic diversity, technology and quality, and is expected to lead to a sustained period of consolidation in the EMS industry.

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

    KEY SUCCESS FACTORS

    Celestica believes that the following are the key success factors for EMS providers seeking to establish and expand relationships with leading OEMs:

    SOPHISTICATED TECHNOLOGICAL CAPABILITIES. The desire among OEMs to increase product performance, functionality and quality is driving a requirement for increasingly complex assembly and test technologies. EMS companies which possess sophisticated skills in manufacturing technology, and which continually innovate and develop advanced assembly and test techniques, provide a competitive advantage to their OEM customers. We believe that as the trend to outsourcing continues, OEMs will increasingly outsource more complex products.

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

    MARKET CONSOLIDATION

    The Company believes that larger EMS providers which possess the above-noted attributes will be well positioned to take advantage of anticipated growth in the EMS industry. Conversely, the Company believes that smaller providers who seek to serve leading OEMs, and compete directly with larger EMS providers, will generally be disadvantaged due to a lack of scale and their difficulty in meeting OEM requirements relating to technology, capacity, supply chain management, broad service offerings and global manufacturing capabilities.

    The EMS industry has experienced an increase in large-scale acquisition activity in recent years, primarily through the sale of facilities and manufacturing operations from OEMs to larger EMS providers. OEMs have tended to award these opportunities to larger EMS providers that possess the capital, management expertise and advanced systems required to integrate the acquired business effectively as the acquiror in most cases becomes an important supplier to the OEM post-acquisition. For the EMS provider, these acquisitions have been driven by the need for additional capacity or capability, a desire to enter new geographic or product markets and services, or a desire to establish or further develop a customer relationship with a particular OEM.

    Given this environment, Celestica believes that the EMS industry may experience significant consolidation, driven by the continued trend among OEMs to outsource large-volume programs to leading EMS providers, the continued disposition of OEM manufacturing assets to these companies and acquisition activity among EMS businesses themselves.

CELESTICA'S STRATEGY

    Celestica's goal is to be the "partner of choice" in EMS. To achieve this goal, Celestica works closely with OEM customers to proactively identify and fulfill each of their requirements, and exceed their expectations in areas such as price, delivery, quality, reliability and serviceability. By deploying the following strategy, we believe that Celestica will maximize customer satisfaction and achieve superior financial performance and enhance shareholder value:

    LEVERAGE LEADERSHIP IN TECHNOLOGY, QUALITY AND SUPPLY CHAIN MANAGEMENT. We are committed to maintaining our leadership position in the areas of technology, quality and supply chain management. Our modern plants and leading technological capabilities enable us to produce complex and highly sophisticated products to meet the rigorous demands of our OEM customers. The Company's Customer Gateway Centre strategy provides customer access to the Company's broad base of services, capabilities, skills, geographic coverage and larger production facilities. Our commitment to quality in all aspects of our business allows us to deliver consistently reliable products to our OEM customers. The systems and processes associated with our leadership in supply chain management enable us to rapidly ramp operations to meet customer needs, flexibly shift capacity in response to product demand fluctuations, and effectively distribute products directly to end-customers. We often work closely with many suppliers to influence component design for the benefit of OEM customers. We have been recognized through numerous customer and industry achievement awards.

    DEVELOP AND ENHANCE RELATIONSHIPS WITH LEADING OEMS. Celestica seeks profitable, strategic relationships with industry leaders in the computer and communications sectors. To this end, we pursue opportunities which exploit our competitive advantages in the areas of technology, quality and supply chain management. This strategy has allowed us to establish strong manufacturing relationships with OEMs such as Avaya, Cisco Systems, Dell, EMC, Fujitsu-ICL, Hewlett-Packard, IBM, Lucent Technologies, Motorola, NEC, Nortel Networks and Sun Microsystems. We are committed to further diversification of our customer base and expanding our global presence as required by our customers.

    BROADEN SERVICE OFFERINGS. We continually expand the breadth and depth of the services we provide to OEMs. Although we traditionally offered our services in connection with the production of higher-end and more complex products, we have significantly broadened our offering of services to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs. In the past few years, we have acquired additional capabilities in prototyping and PCA design, embedded system design, full system assembly and repair services. We will continue to broaden our design services capabilities in order to increase the value of services to our customers. Furthermore, we will continue to establish in key locations in order to better serve customers' requirements. We will expand our capabilities and service offerings on a global basis as required by our customers.

    DIVERSIFY END-MARKETS. Celestica has a diversified customer base whose products serve the communications, server, storage and other, workstation and personal computer industries. In 2001, revenue by end-market users was as follows: communications -- 36%; servers -- 31%; storage and other -- 18%; and workstations and personal computer -- 15%. Celestica's strategy is to mitigate risk by increasing diversification across end-markets.

    SELECTIVELY PURSUE STRATEGIC ACQUISITIONS. Celestica has completed numerous acquisitions. We will continue selectively to seek acquisition opportunities in order to (i) further develop strategic relationships with leading OEMs,
(ii) expand our capacity and capability, (iii) diversify into new market sectors, (iv) broaden our service offerings and (v) optimize our global positioning. Celestica has developed and deployed a comprehensive integration strategy which includes establishing a common culture at all locations with broad-based workforce participation, providing a single marketing "face" to customers worldwide, deploying common information technology platforms, leveraging global procurement and transferring best practices among operations worldwide.

    INCREASE OPERATING EFFICIENCY. In the past, we have improved our operating margins each year since 1998. Despite a difficult market environment in 2001, we were able to maintain our operating margins at the same level as 2000. These margins are measured by Celestica as (i) net earnings before interest, income taxes, amortization of intangible assets, integration costs related to acquisitions and other charges, divided by (ii) revenue. Management is committed to applying our proven strategies and processes to enhance margins in our newly acquired operations around the world. Additionally, we are executing our plan to improve overall financial margins by (i) optimizing the allocation of production within our worldwide network of facilities based on cost and technological complexities, (ii) leveraging corporate procurement capabilities to lower materials costs, (iii) increasing utilization of recently acquired facilities to take advantage of significant operating leverage, (iv) deploying corporate cost reduction and productivity enhancement initiatives on a global basis,
(v) consistently applying best practices among our operations worldwide, and
(vi) compensating our employees based in part on the achievement of earnings targets. In addition, we will continue our intensive focus on maximizing asset turnover which, combined with the margin enhancements described above, we believe will increase our return on invested capital.

CELESTICA'S BUSINESS

    EMS SERVICES

    Celestica is positioned as a value-added provider within the EMS industry with a full spectrum of products and services to capitalize on the extensive technological know-how and intellectual capital within Celestica. We believe that our ability to deliver this wide spectrum of services to our OEM customers provides us with a competitive advantage over EMS providers focused in few service areas. Celestica offers a full range of manufacturing services including those discussed below.

    SUPPLY CHAIN MANAGEMENT. We utilize our fully integrated enterprise resource planning and supply chain management system to enable us to optimize materials management from supplier to end-customer. Effective management of the supply chain is critical to the success of OEMs as it directly impacts the time required to deliver product to market and the capital requirements associated with carrying inventory.

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

    PROTOTYPING. Prototyping is a critical stage in the development of new products which is enhanced by linkage between OEM and EMS engineers. Celestica's prototyping and new product introduction centers, referred to as "Customer Gateway Centres," are strategically located, enabling us to provide a quick response to customer demands facilitating greater collaboration between our engineers and those customers providing a seamless entry to our larger manufacturing facilities.

    PRODUCT ASSEMBLY AND TEST. We use sophisticated technology in the assembly and testing of our products, and have continually made significant investments in developing new assembly and test process techniques and improving product quality, reducing cost and improving delivery time to customers. Celestica works independently and with customers and suppliers to develop leading assembly and test technologies.

    FULL SYSTEM ASSEMBLY. Celestica provides full system assembly services to OEMs. These services require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Celestica's full system assembly services involve combining a wide range of sub-assemblies (including PCA) and employing advanced test techniques to various sub-assemblies and final-end products. Increasingly, OEMs require custom build-to-order system solutions with very short lead times. We are focused on exploiting this trend through our advanced supply chain management capabilities.

    PRODUCT ASSURANCE. We believe we are one of the few EMS companies that provides product assurance to our OEM customers. Celestica's product assurance team performs product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. Celestica is accredited as a National Testing Laboratory capable of testing to international standards (E.G., Canadian Standards Association and Underwriters Laboratories). Celestica believes that this service allows customers to attain product certification significantly faster than is customary in the EMS industry.

    FAILURE ANALYSIS. Celestica's extensive failure analysis capabilities concentrate on identifying the root cause of failures and determining corrective action. Root cause of failures typically relates to inherent component defects or design robustness deficiencies. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use, and field conditions are simulated in failure analysis laboratories which also employ advanced electron microscopes, spectrometers and other advanced equipment. We are proficient in discovering failures before products are shipped and, more importantly, our highly qualified engineers are very pro-active in working in partnership with suppliers and customers to implement resolutions.

    PACKAGING AND GLOBAL DISTRIBUTION. Celestica designs and tests packaging of products for bulk shipment or single end-customer use. We have a sophisticated integrated system for managing complex international order fulfilment, allowing us to ship worldwide and, in many cases, directly to the OEMs' end-customers.

    AFTER-SALES SUPPORT. Celestica offers a wide range of after-sales support services. This support can be individualized to meet each customer's requirements and includes field failure analysis, product upgrades, repair and engineering change management.

    QUALITY MANAGEMENT

    One of our strengths has been our ability to consistently deliver high quality services and products. Celestica has an extensive quality management system that focuses on continual process improvement and achieving high customer satisfaction. Celestica employs a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards and our environmental management systems at our Toronto, Little Rock, Fort Collins, Denver, Foothill Ranch, Columbus, Oklahoma City, Chippewa Falls, Mt. Pleasant, United Kingdom, Ireland, France and Italian facilities and some of our Asian, Mexican and Czech facilities are also certified to the ISO 14001 (environmental) standards.

    We believe that our success is directly linked to high customer satisfaction. As such, a portion of the compensation of employees is based on the results of extensive customer satisfaction surveys conducted on Celestica's behalf by an independent consultant.

    GEOGRAPHIES

    In 2001, approximately 68% of Celestica's products were delivered to customers in North America. Celestica produces products in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Thailand, China, Hong Kong, Czech Republic, Brazil, Singapore, Malaysia and Japan. Facilities in the Americas, Europe and Asia generated approximately 62%, 29% and 9%, respectively, of Celestica's revenue in 2001. We are focused on expanding our worldwide resources and capability. Additionally, we believe that locating in lower cost geographic regions such as Central Europe and South America complements our service offerings by providing lower cost manufacturing solutions to our OEM customers for certain price-sensitive applications.

    Certain information concerning geographic segments is set forth in Note 20 to the Consolidated Financial Statements in Item 18.

    SALES AND MARKETING

    Sales and marketing at Celestica is an integrated process designed to provide a single "face" to the customer worldwide. Celestica's coordination of efforts with key global accounts has been enhanced by the creation of customer-focused units each headed by a general manager to oversee the entire relationship with such customers. We have a global network comprised of direct sales people, customer service representatives, project managers and global account executives, as well as our senior executives. Celestica's sales resources are directed at multiple management and staff levels within target accounts. We also use independent sales representatives in certain geographic areas. Sales offices are located in proximity to key OEMs.

    Celestica has adopted a focused marketing approach targeted at creating profitable, strategic relationships with leading OEMs primarily in the computer and communication sectors. To this end, we are selective as to the nature and type of business we pursue in order to position ourselves as a value-added provider within the EMS industry.

    CUSTOMERS

    Celestica targets industry-leading customers primarily in the computer and communications sectors. Celestica supplies products and services to over 75 OEMs, including such industry leaders as Avaya, Cisco Systems, Dell, EMC, Fujitsu, Hewlett-Packard, IBM, Lucent Technologies, Motorola, NEC and Sun Microsystems. Celestica's electronics products can be found in a wide array of end-products, including: cell phones and pagers, hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical products, modems, multimedia peripherals, PBX switches, personal computers, PDAs, photonic devices, routers, scalable processors, servers, switching products, token ring products, video broadcasting equipment, wireless base stations, wireless loop systems and workstations.

    During 2001, Celestica's three largest customers, IBM, Sun Microsystems and Lucent Technologies, each represented in excess of 10% of total revenue and in the aggregate represented 55% of total revenue. During 2000, Celestica's two largest customers, IBM and Sun Microsystems, each represented in excess of 10% of total revenue and in the aggregate represented 46% of total revenue. Celestica's next five largest customers represented approximately 24% of Celestica's total revenue in 2001 (compared with 32% for the next five largest customers in 2000).

    We generally enter into supply arrangements in connection with our acquisition of facilities from OEMs. These arrangements generally govern the conduct of business between the parties relating to, among other things, the manufacture of products which were previously produced at that facility by the seller itself. Such arrangements, which in certain instances contain limited overhead contribution provisions or limited revenue or product volume guarantees, are for short-term periods (from one to three years). There can be no assurance that these arrangements will be renewed.

    TECHNOLOGY AND RESEARCH AND DEVELOPMENT

    We use advanced technology in the assembly and testing of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry, which provides us with advantages over many of our smaller and less sophisticated competitors.

    Our customer-focused factories include predominantly SMT lines, which are highly flexible and are continually reconfigured to meet customer-specific product requirements. In addition to expertise in conventional SMT technology, Celestica has extensive capabilities across a broad range of specialized assembly process technologies, including chip on board, chip scale packaging, flip chip attach, tape automated bonding, wire bonding, multi-chip module, ball grid array, micro ball grid array, tape ball grid array and column grid array. We also work with a wide range of substrate types from thin flexible printed circuit boards to highly complex, dense multilayer boards.

    Our assembly capabilities are complemented by advanced test capabilities. Technologies include high speed functional testing, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, three-dimensional laser paste volumetric inspection and scanning electron microscopy, is among the most sophisticated in the EMS industry. Furthermore, Celestica employs internally-developed automated robotic technology to perform in-process repair.

    Our ongoing research and development activities include the development of processes and test technologies as well as some focused product development. Celestica is pro-active in developing manufacturing techniques which take advantage of the latest component and product designs and packaging. For example, NASA selected Celestica to work with engineers in our jet propulsion laboratory to evaluate the robustness, quality and reliability of chip scale size packaging for use on space vehicles. Furthermore, we often work with industry groups to advance the state of technology in the industry.

    SUPPLY CHAIN MANAGEMENT

    Celestica has strong relationships with a broad range of suppliers. We use electronic data interchange with our key suppliers and ensures speed of supply through the use of automated receiving and full-service distribution capabilities. Celestica procured and managed over $8 billion in materials and related services. We view this size of procurement as an important competitive advantage as it enhances our ability to obtain better pricing, influence component packaging and design and obtain supply of components in constrained markets.

    We utilize two fully integrated enterprise systems which provide comprehensive information on our logistics, financial and engineering support functions. One system is used in Asia, Brazil and Europe and the other system is common throughout the rest of Celestica. These systems provide management with the data required to manage the logistical complexities of the business. These systems are augmented by and integrated with other applications such as shop floor controls, component database management and design tools.

    We employ a strategy of risk minimization relative to our inventory and generally order materials and components only to the extent necessary to satisfy existing customer orders. Celestica has implemented specific inventory management strategies with certain suppliers such as "line-side stocking" (pulling inventory at the production line on an as-needed basis) and "real-time component pricing" (the ability to obtain the advantage of the most recent price change in component pricing) designed to minimize the risk to us of cost fluctuations. In providing contract manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

    Almost all of the products manufactured by Celestica require one or more components, one or more of which may be ordered from a sole-source supplier, and most full system assemblies require one or more components that are ordered from a sole-source supplier. Some of these components are rationed in response to supply shortages. We attempt to ensure continuity of supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or to defer planned production in response to the anticipated unavailability of the critical components. In some cases, supply shortages will substantially curtail production of all full system assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components. There can be no assurance that such shortages, or future fluctuations in material cost, will not have a material adverse effect on our results of operations, business, prospects and financial condition.

    INTELLECTUAL PROPERTY

    We hold licenses to various technologies which we acquired in connection with acquisitions from Fujitsu-ICL, Hewlett-Packard, IBM, Madge Networks and other companies. We believe that we have secured access to all required technology that we are currently using in the conduct of our business.

    Technology developed under IBM's ownership for use by us in our current business is licensed to us by IBM pursuant to a "know-how" license acquired in connection with the acquisition of Celestica, which allows us to employ this technology at no further cost. Also, as part of the acquisition, we entered into a patent license agreement with IBM to provide us with the use of IBM patents relevant to the operation of our business. The license fee generally is fixed for products manufactured in Canada and is payable over the initial term of the agreement. We are negotiating an extension to the original agreement which expired on December 31, 2001.

    We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We rely largely upon a combination of trade secret laws, non-disclosure agreements with our customers and suppliers and our internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes. Although we take steps to protect our trade secrets, there can be no assurance that misappropriation will not occur.

    Celestica currently has a limited number of patents and patent applications pending. However, we believe that the rapid pace of technological change makes patent protection less significant than such factors as the knowledge and experience of management and personnel and our ability to develop, enhance and market manufacturing services.

    We license some technology from third parties which we use in providing manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to Celestica non-exclusive, worldwide licenses with respect to the subject technology and terminate upon a material breach by Celestica.

    COMPETITION

    The EMS industry is comprised of a large number of domestic and foreign companies, of which four companies, Celestica, Sanmina-SCI Corporation, Flextronics International and Solectron Corporation, each had annual revenue in excess of $10.0 billion in 2001. We also face competition from current and prospective customers which evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Certain of our competitors may have greater manufacturing, financial, research and development and marketing resources than we do. We believe that the primary basis of competition in our targeted markets is manufacturing technology, quality, responsiveness, the provision of value added services and price. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

    HUMAN RESOURCES

    As of March 1, 2002, we employ over 40,000 permanent and temporary (contract) employees worldwide. A significant percentage of our permanent employees have post-secondary education and more than 2,800 are engineers. The only Celestica employees that are unionized are certain of our employees in the United Kingdom, Italy, Mexico, U.S. and Brazil. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly ramp-up and ramp-down our production to maximize efficiency. To achieve this, our strategy has been to employ a skilled temporary labor force, as required.

    Culturally, Celestica is team-oriented, values-driven, empowerment-based, dynamic and results-oriented, with an overriding sensitivity to customer service and quality at all levels. This environment is a critical factor for us to be able to fully utilize the intellectual capital of our employees. We have never experienced a work stoppage or strike. We believe that our employee relations are good.

    ENVIRONMENTAL MATTERS

    Celestica is subject to extensive environmental, health and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. We believe that we are in compliance in all material respects with current environmental laws. However, there can be no assurance that we will not experience difficulties with our efforts to maintain material compliance at our facilities, or to comply either with currently applicable environmental laws or environmental laws as they change in the future, or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects and financial condition. Our need to comply with present and changing future environmental laws could restrict our ability to modify or expand our facilities or continue production and could require us to acquire costly equipment or to incur other significant expense.

    Some of our operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred. We from time to time investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites.

    Except for the facilities we acquired in the Omni transaction, Phase I or similar environmental assessments (which involve general inspections without soil sampling or ground water analysis) were obtained for most of the manufacturing facilities leased or owned by Celestica in connection with our acquisition or lease of such facilities. Where contamination is suspected, usually Phase II intrusive environmental assessments (including soil and/or groundwater testing) are performed. We expect to conduct such environmental assessments in respect of future property acquisitions where consistent with local practice. These environmental assessments have not revealed any environmental liability that, based on current information, we believe will have a material adverse effect on our results of operations, business, prospects or financial condition, nor are we aware that we have any such material environmental liability, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners at some sites. It is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are not presently aware or that future changes in law or enforcement standards will cause us to incur significant costs or liabilities in the future.

    BACKLOG

    Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

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

Flip chip attach..................      A type of chip on board that involves attaching the "bare"
                                        silicon directly to the printed circuit board using solder.

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

PDAs..............................      "Personal Digital Assistant." A small form factor portable computing device.

PCAs..............................      "Printed circuit assemblies." Printed circuit boards which are populated with various electronics components to form
                                        functional products.

Photonic devices..................      Communications equipment used in an optical network
                                        utilizing fiber optic technology for the transmission of
                                        information.

Scalable processor................      A processor system that allows for the combination of
                                        multiple microprocessors together to provide significantly higher processing power and speed.

Scanning electron microscope......      A device providing magnification of a material's surface up to 40,000 times and allowing in-depth surface analysis.

SMT...............................      "Surface mount technology." A manufactured technology for
                                        attaching electronics components directly onto the surface of printed circuit boards.

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

Tape automated bonding............      A type of chip on board that involves attaching "bare"
                                        silicon through a mass bonding method. The silicon possesses gold- or tin-plated copper lead frames which are mounted
                                        directly to the printed circuit board.

Tape ball grid array..............      A ball grid array silicon chip which is packaged on a thin tape/film carrier.

Three-dimensional laser paste
volumetric inspection.............      An inspection system that uses a laser light source and a
                                        camera for image capture in a controlled process. It is used to measure the volume of solder paste that has been screened onto a printed circuit board in order to ensure solder
                                        quality.

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

X-ray laminography................      An inspection process used for examining the quality of
                                        solder joints in an array package like ball grid array and column grid array. The technique is very similar to that of a CAT scan in the medical industry. The assembly is x-rayed in slices down through the solder joints, and the images are compared to a known good image for solder quality.

C.  ORGANIZATIONAL STRUCTURE

    We conduct our business through subsidiaries operating on a worldwide basis. The following chart identifies our principal operating subsidiaries, each of which is wholly-owned.

                      DESCRIPTION OF ORGANIZATIONAL CHART

                                                         Celestica
                                                           Inc.
                                                         (Ontario)

    Celestica         Celestica    Celestica (U.S.)      Celestica      Omni Industries   Celestica   Celestica de
International Inc.  Montreal Inc.  Inc. (Delaware)     Europe Inc.          Limited      Hong Kong     Monterrey
    (Ontario)         (Canada)                           (Ontario)        (Singapore)      Limited    S.A. de C.V.
                                                                                         (Hong Kong)    (Mexico)

                                      Celestica          Celestica         Celestica
                                     Corporation      (UK) Holdings     Italia S.r.l.
                                      (Delaware)          Limited           (Italy)
                                                     (United Kingdom)

                                                     Celestica Limited
                                                     (United Kingdom)

D.  DESCRIPTION OF PROPERTY

    The following table sets forth summary information with respect to our principal facilities, all of which are used for EMS activities.

                                                              MANUFACTURING
FACILITY                                                      SQUARE FOOTAGE   OWNED/LEASED
--------                                                      --------------   -------------
                                                              (in thousands)
Toronto, Ontario............................................       888            Owned
Montreal, Quebec............................................       180            Owned
Oklahoma City, Oklahoma.....................................       723            Leased
Denver, Colorado............................................       300            Leased
Columbus, Ohio..............................................       476            Owned
Little Rock, Arkansas.......................................       424            Owned
Foothill Ranch, California..................................       237            Leased
Fort Collins, Colorado......................................       200            Leased
Rochester, Minnesota........................................       200            Leased
Chippewa Falls, Wisconsin...................................       153            Owned
Salem, New Hampshire........................................       112            Leased
San Jose, California........................................       131            Leased
Dallas, Texas...............................................        69            Leased
Mt. Pleasant, Iowa..........................................        69            Leased
Milwaukie, Oregon...........................................        61            Leased
Chelmsford, Massachusetts...................................        37            Leased
Raleigh, North Carolina.....................................        26            Leased
Austin, Texas...............................................        51            Leased
Kidsgrove, England..........................................       375            Owned
Telford, England............................................        50            Owned
Vimercate, Italy............................................       550            Owned
Santa Palombo, Italy........................................       150            Owned
Dublin, Ireland.............................................       210            Owned
Saumur, France..............................................       142            Owned
Rajecko, Czech Republic.....................................       170            Owned
Kladno, Czech Republic......................................       166            Owned
Monterrey, Mexico...........................................       214            Leased

                                                              MANUFACTURING
FACILITY                                                      SQUARE FOOTAGE   OWNED/LEASED
--------                                                      --------------   -------------
                                                              (in thousands)
Mexico (2)..................................................       152            Leased
Monterrey, Mexico...........................................       113            Owned
Jaguariuna, Brazil..........................................       142            Leased
Shanghai, China.............................................       383            Owned
Dongguan, China.............................................       172            Leased
China (3)...................................................       122         Owned/Leased
Shatin, Hong Kong...........................................       123            Leased
Indonesia (3)...............................................        48         Owned/Leased
Johor Bahru, Malaysia.......................................       546            Leased
Kulim, Malaysia.............................................       310            Owned
Malaysia (2)................................................       101         Owned/Leased
Singapore...................................................       307            Leased
Singapore...................................................       316            Owned
Laem Chabang, Thailand......................................       422            Leased
Rayong, Thailand............................................       132            Leased

    Celestica's principal executive office is located at 12 Concorde Place, Toronto, Ontario M3C 3R8. We own a 330,000 square foot facility adjacent to our Toronto, Ontario facility. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards and our environmental management systems at our Toronto, Little Rock, Fort Collins, Denver, Foothill Ranch, Columbus, Oklahoma City, Chippewa Falls, Mt. Pleasant, United Kingdom, Ireland, France and Italian facilities and some of our Asian, Mexican and Czech facilities are also certified to the ISO 14001 (environmental) standards.

    The leases for our leased facilities expire between 2002 and 2016. Celestica currently expects to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CELESTICA SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS IN ITEM 18.

    CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; OUR VARIABILITY OF OPERATING RESULTS AMONG PERIODS; OUR DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND OUR ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH SEDAR AND THE
U.S. SECURITIES AND EXCHANGE COMMISSION.

GENERAL

    Celestica is a leading provider of electronics manufacturing services to OEMs worldwide with 2001 revenue of $10.0 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in North America, Europe, Asia and Latin America.

    Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in
Note 22 to the 2001 Consolidated Financial Statements.

ACQUISITIONS

    A significant portion of Celestica's growth has been generated by strengthening its customer relationships and increasing the breadth of its service offerings through facility and business acquisitions.

2000 ACQUISITIONS:

    In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $470.0 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. The Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. Approximately 1,800 employees joined Celestica from the IBM acquisition.

    In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market. Approximately 680 employees joined Celestica. This acquisition enhanced the Company's presence in South America and put Celestica in a leadership position with communications and internet infrastructure customers. In August 2000, the Company acquired Bull Electronics Inc., the North American contract manufacturing operation of Groupe Bull of France. In November 2000, Celestica acquired NEC Technologies (UK) Ltd., in Telford, UK. The aggregate price for these three acquisitions in 2000 was $169.8 million. In 2000, Celestica also established a greenfield operation in Singapore.

2001 ASSET ACQUISITIONS:

    In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed supply agreements for two and three years, respectively. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to N.K.
Techno Co. Ltd's repair business, which expanded the Company's presence in Japan, and established a greenfield operation in Shanghai. In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado and in August 2001, acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya which positioned Celestica as Avaya's primary outsourcing partner in the area of printed circuit board, system assembly, test, repair and supply chain management for a broad range of its telecommunications products. In August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The Company signed a five-year supply agreement with Lucent, which positions Celestica as the leading EMS provider for Lucent's North American switching, access and wireless networking systems products.

    The aggregate price for these asset acquisitions in 2001 of $834.1 million was financed with cash.

2001 BUSINESS COMBINATIONS:

    In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc. which enhanced the Company's prototype service offering in the southern region of the United States. In June 2001, Celestica acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which enhanced the Company's presence in central Europe and positioned Celestica as Sagem's primary EMS provider. In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided Celestica with additional high complexity manufacturing capability and an expanded global customer base. The purchase price for Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

    In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand and has approximately 9,000 employees. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding and distribution. Omni manufactures products for industry leading OEMs in the PC, storage and communications sectors. The acquisition significantly enhanced Celestica's EMS presence in Asia. The purchase price of Omni of $865.8 million was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 million in cash.

    The aggregate purchase price for these business combinations in 2001 was $1,093.3 million, of which $526.3 million was financed with cash.

    The Company is in the process of obtaining third-party valuations of certain assets for the Primetech and Omni acquisitions. The fair value allocations of the purchase price are subject to refinement and could result in adjustments between goodwill and other net assets.

    Consistent with its past practices and as a normal course of business, Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

A.  OPERATING RESULTS

    Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

    Celestica's contractual agreements with its key customers generally provide a framework for its overall relationship with the customer. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

    Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs and relative mix of value add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. In 2001, weak end-market conditions in the telecommunications and information technology industries resulted in customers rescheduling and canceling orders. This has impacted Celestica's results of operations.

    The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                1999        2000        2001
                                                              --------    --------    --------
Revenue.....................................................   100.0%      100.0%      100.0%
Cost of sales...............................................    92.8        92.9        92.9
                                                               -----       -----       -----
Gross profit................................................     7.2         7.1         7.1
Selling, general and administrative expenses................     3.8         3.3         3.4
Amortization of intangible assets...........................     1.0         1.0         1.3
Integration costs related to acquisitions...................     0.2         0.2         0.2
Other charges...............................................     0.0         0.0         2.7
                                                               -----       -----       -----
Operating income (loss).....................................     2.2         2.6        (0.5)
Interest expense (income), net..............................     0.2        (0.2)       (0.1)
                                                               -----       -----       -----
Earnings (loss) before income taxes.........................     2.0         2.8        (0.4)
Income taxes................................................     0.7         0.7         0.0
                                                               -----       -----       -----
Net earnings (loss).........................................     1.3%        2.1%       (0.4)%
                                                               =====       =====       =====

ADJUSTED NET EARNINGS

    As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. Adjusted net earnings does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The following table reconciles net earnings (loss) to adjusted net earnings:

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                1999        2000        2001
                                                              --------    --------    --------
                                                                       (in millions)
Net earnings (loss).........................................   $ 68.4      $206.7      $(39.8)
Amortization of intangible assets...........................     55.6        88.9       125.0
Integration costs related to acquisitions...................      9.6        16.1        22.8
Other charges...............................................    --          --          273.1
Income tax effect of above..................................    (10.6)       (7.6)      (60.5)
                                                               ------      ------      ------
Adjusted net earnings.......................................   $123.0      $304.1      $320.6
                                                               ======      ======      ======
  As a percentage of revenue................................      2.3%        3.1%        3.2%
                                                               ======      ======      ======

REVENUE

    Revenue increased 3%, to $10,004.4 million in 2001 from $9,752.1 million in 2000. Acquisition revenue grew by 14%, offset by an 11% decline in base business volumes. The acquisition growth was a result of strategic acquisitions in the communications industry, primarily in the U.S. and Asia. The Company defines acquisition revenue as revenue from businesses acquired in the preceding
12 months. Organic revenue declined in 2001 due to the softening of end-markets. The visibility of future end-market conditions is limited.

    Revenue from the Americas operations decreased 3% to $6,334.6 million in 2001 from $6,542.7 million in 2000 primarily due to continued end-market softening which was partially offset by acquisitions. Revenue from European operations increased 6% to $3,001.3 million in 2001 from $2,823.3 million in 2000 due to the flow through of the IBM acquisition from 2000 and from the 2001 acquisitions, partially offset by the general industry downturn. Revenue from Asian operations increased 14% to $991.1 million in 2001 from $871.6 million in 2000 primarily due to the Omni acquisition offset in part by the general industry downturn. Inter-segment revenue in 2001 was $322.6 million, compared to $485.5 million in 2000. We expect that the Americas and Asian operations will benefit in the future from the flow through of the 2001 acquisitions.

    Revenue from customers in the communications industry in 2001 was 36% of revenue compared to 31% and 25% of revenue in 2000 and 1999, respectively. Revenue from customers in the server-related business in 2001 was 31% compared to 33% and 25% of revenue in 2000 and 1999, respectively. Revenue in the communications industry benefited from our recent acquisitions.

    Revenue increased 84%, to $9,752.1 million in 2000 from $5,297.2 million in 1999. This increase resulted from growth achieved both organically and through strategic acquisitions. This growth was driven by customers in the communications and server industries. Organic revenue growth in 2000 was 50% and represented approximately 59% of the total year-over-year growth. Organic growth came from growth in existing business and new customers across all geographic segments. The IBM acquisition accounted for the majority of the acquisition growth in 2000. Revenue from the Americas operations grew 82%, to $6,542.7 million in 2000 from $3,587.5 million in 1999. Revenue from European operations grew 155%, to $2,823.3 million in 2000 from $1,108.6 million in 1999. The Italian facilities generated over half of Europe's increase from the prior year, with the remainder due to an overall increase in Europe's base business. Revenue from Asian operations increased 23%, to $871.6 million in 2000 from $710.2 million in 1999. Inter-segment revenue in 2000 was $485.5 million, compared to $109.1 million in 1999.

    The following customers represented more than 10% of total revenue for each of the indicated years:

                                                        1999         2000         2001
                                                      ---------    ---------    ---------
Sun Microsystems....................................         X            X             X
IBM.................................................                      X             X
Lucent Technologies.................................                                    X
Hewlett-Packard.....................................         X
Cisco Systems.......................................         X

    Celestica's top-five customers represented in the aggregate 67% of total revenue in 2001 compared to 69% in 2000 and 68% in 1999. The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not increase or decrease as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the Consolidated Financial Statements.

GROSS PROFIT

    Gross profit increased 4%, to $712.5 million in 2001 from $688.0 million in 2000. Gross margin was 7.1% in 2001, consistent with 2000. Margins were maintained due to continued focus on costs and supply chain initiatives and the benefits of restructuring actions.

    Gross profit increased 80%, to $688.0 million in 2000 from $382.5 million in 1999. Gross margin decreased to 7.1% in 2000 from 7.2% in 1999. Gross margin decreased as a result of a change in product mix and start-up costs for new programs, particularly in Mexico.

    For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative (SG&A) expenses increased 5% to $341.4 million (3.4% of revenue) in 2001 from $326.1 million (3.3% of revenue) in 2000. The increase in expenses was primarily due to operations acquired during 2000 and 2001.

    SG&A increased 61%, in 2000 to $326.1 million (3.3% of revenue) from $202.2 million (3.8% of revenue) in 1999. The increase in expenses was a result of increased staffing levels and higher selling, marketing and administrative costs to support sales growth, as well as the impact of expenses incurred by operations acquired during 1999 and 2000.

    Research and development costs decreased to $17.1 million (0.2% of revenue) in 2001 compared to $19.5 million (0.2% of revenue) in 2000 and $19.7 million (0.4% of revenue) in 1999.

INTANGIBLE ASSETS AND AMORTIZATION

    Amortization of intangible assets increased 41%, to $125.0 million in 2001 from $88.9 million in 2000. This increase is attributable to the intangible assets arising from the 2000 and 2001 acquisitions.

    Amortization of intangible assets increased 60%, to $88.9 million in 2000 from $55.6 million in 1999. This increase is attributable to the intangible assets arising from the 1999 and 2000 acquisitions, with the largest portion relating to the IBM and NEC acquisitions.

    At December 2001, intangible assets represented 23% of Celestica's total assets compared to 10% at December 2000. The increase is due principally to the Omni acquisition.

    Effective July 1, 2001, the Company adopted the new accounting standards for "Business Combinations" and "Goodwill and Other Intangible Assets" as they relate to acquisitions consummated after June 30, 2001. Accordingly, the goodwill related to the acquisitions of Primetech and Omni has not been amortized. Effective January 1, 2002, amortization will be discontinued for all other goodwill. Amortization expense in 2001 related to goodwill was $39.2 million. See "-- Recent Accounting Developments."

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

    Integration costs were $22.8 million in 2001 compared to $16.1 million in 2000 and $9.6 million in 1999. The integration costs incurred in 2001 primarily relate to the completion of the IBM acquisition from 2000 and the Avaya and Motorola acquisitions.

    Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2002 as it completes the integration of its 2001 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

    Other charges are non-recurring items or items that are unusual in nature. In 2001, Celestica incurred $273.1 million in other charges. $237.0 million relates to restructuring, of which approximately 40% is non-cash. The remainder of $36.1 million relates to a non-cash charge to write-down the carrying value of certain assets, primarily goodwill and intangible assets.

    The Company has been impacted by numerous order reductions, reschedulings and cancellations since the beginning of fiscal 2001, which the Company believes is consistent with the EMS industry in general. The Company has taken restructuring actions to resolve surpluses as a result of the end-market slowdown.

    These restructuring actions include facility consolidations and workforce reductions. Employee terminations were made across all geographic regions with the majority being manufacturing and plant employees. The Company took a non-cash charge to write-down certain long-lived assets across all geographic regions, which became impaired as a result of the rationalization of facilities. These asset impairments relate to goodwill and other intangible assets, machinery and equipment, buildings and improvements. The restructuring charge includes a number of estimates and assumptions based on information available at the time and are subject to change.

    A further description of these charges is included in Note 13 to the Consolidated Financial Statements.

    The Company expects to benefit from the restructuring measures through margin improvements and reduced operating costs in the upcoming year. The Company expects to complete the major components of the restructuring plan by the end of 2002. Cash outlays are funded from cash on hand.

    Celestica did not incur other charges in 2000 or 1999.

INTEREST INCOME, NET

    Interest income, net of interest expense, in 2001 and 2000 amounted to $7.9 million and $19.0 million, respectively. The Company incurred net interest expense of $10.7 million in 1999. Interest income decreased in 2001 compared to 2000 due to the Company earning lower interest rates on its cash balance. In 2001 and 2000, the Company earned interest income on its cash balance which more than offset the interest expense incurred on the Company's Senior Subordinated Notes.

INCOME TAXES

    The Company's income tax recovery in 2001 was $2.1 million, reflecting an effective tax recovery rate of 5%. This is compared to an income tax expense of $69.2 million in 2000, reflecting an effective tax rate of 25%, and an income tax expense of $36.0 million in 1999, reflecting an effective tax rate of 34%.

    The Company's effective tax rate decreased from 24% to 17% in the second quarter of 2001 as a result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2002 and 2012. The 2001 effective tax rate is impacted by the occurrence of losses in the third and fourth quarters, which are tax benefited at a lower tax rate. Notwithstanding the anomaly created by these losses in determining the year-to-date tax rate, the Company's current tax rate of 17% is expected to continue for the foreseeable future.

    Celestica has recognized a net deferred tax asset at December 31, 2001 of $102.8 million compared to $83.5 million at December 31, 2000. The net asset relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. A portion of the net operating losses have an indefinite carry forward period. The other portion will expire over a 20-year period commencing in 2005.

UNAUDITED QUARTERLY FINANCIAL HIGHLIGHTS

                                                   2001                                        2000
                                 -----------------------------------------   -----------------------------------------
                                  FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH
                                 QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                 --------   --------   --------   --------   --------   --------   --------   --------
                                                          (in millions, except share amounts)
Revenue........................  $2,692.6   $2,660.7   $2,203.0   $2,448.2   $1,612.3   $2,091.9   $2,600.1   $3,447.8
EBIAT(1).......................  $  104.3   $  105.8   $   70.1   $   90.9   $   52.6   $   72.3   $   98.4   $  138.6
%(1)...........................       3.9%       4.0%       3.2%       3.7%       3.3%       3.5%       3.8%       4.0%
Net earnings (loss)............  $   54.8   $   15.8   $  (38.7)  $  (71.8)  $   26.1   $   41.4   $   55.7   $   83.5
Adjusted net earnings(2).......  $   87.3   $   93.1   $   64.7   $   75.5   $   39.5   $   63.7   $   83.9   $  117.0
%..............................       3.2%       3.5%       2.9%       3.1%       2.4%       3.0%       3.2%       3.4%

Weighted average # of shares
  outstanding (in millions)
    -- basic...................     203.6      207.0      218.1      227.1      190.1      202.7      203.0      203.2
    -- diluted(3)(5)...........     223.1      225.5      218.1      227.1      199.5      211.9      220.0      222.6

Basic earnings (loss) per
  share........................  $   0.25   $   0.06   $  (0.20)  $  (0.33)  $   0.14   $   0.20   $   0.26   $   0.39
Diluted earnings (loss) per
  share(3)(5)..................  $   0.25   $   0.06   $  (0.20)  $  (0.33)  $   0.13   $   0.20   $   0.25   $   0.38

Diluted adjusted earnings per
  share(4)(5)..................  $   0.39   $   0.41   $   0.27   $   0.31   $   0.20   $   0.30   $   0.38   $   0.53

-------------

(1) Earnings before interest, amortization of intangible assets, income taxes, integration costs related to acquisitions and other charges, which is also referred to as our operating margins.

(2) Net earnings (loss) adjusted for amortization of intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Adjusted net earnings is not a GAAP measure. See "-- Adjusted net earnings."

(3) For the third and fourth quarter of 2001, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

(4) For purposes of calculating diluted adjusted earnings per share for the third and fourth quarter of 2001, the weighted average number of shares outstanding in millions was 235.7 and 244.5, respectively.

(5) Shares outstanding and per share amounts for 2000 have been restated to reflect the treasury stock method, retroactively applied. See "-- Recent Accounting Developments."

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

    To calculate basic earnings (loss) per share for Canadian GAAP, the accretion of the convertible debt is deducted from net earnings (loss) for the period to determine earnings available to shareholders.

B.  LIQUIDITY AND CAPITAL RESOURCES

    In 2001, operating activities provided Celestica with $1,290.5 million in cash principally from earnings and a reduction in working capital. The primary factors contributing to the positive cash flow for the year was the reduction of inventory due to better inventory management, strong accounts receivable collections, the sale of $400.0 million in accounts receivable under a revolving facility which is available until September 2004 offset by a decrease in accounts payable and accrued liabilities. Investing activities in 2001 included capital expenditures of $199.3 million and $1,299.7 million for acquisitions. See "-- Acquisitions." Celestica fully funded the cash portion of its 2001 acquisitions with cash from operations and will continue to focus on improving working capital management. The Company's 2001 financing activities included the issuance in May of 12.0 million subordinate voting shares for gross proceeds of $714.0 million less expenses and underwriting commissions of $10.0 million (pre-tax) and the repayment of $56.0 million of debt acquired in connection with the acquisition of Omni.

    For the year ended December 31, 2000, Celestica's operating activities utilized $85.1 million in cash. Investing activities in 2000 included capital expenditures of $282.8 million and $634.7 million for acquisitions. In
March 2000, Celestica issued 16.6 million subordinate voting shares for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million (pre-tax). In August 2000, Celestica completed the LYONs offering, raising gross proceeds of $862.9 million less underwriting commissions of $19.4 million (pre-tax).

CAPITAL RESOURCES

    Celestica has two $250.0 million and one $500.0 million unsecured, revolving credit facilities totalling $1.0 billion, each provided by a syndicate of lenders and are available until July 2003, April 2004 and July 2005, respectively. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at December 31, 2001.

    Effective April 19, 2002, the maturity of one of the $250.0 million credit facilities has been extended from April 2004 to April 2005. Concurrent with this extension, Celestica elected to reduce the facility to $210.0 million from $250.0 million.

    In addition, there is an incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes. Celestica was in compliance with this debt covenant as at December 31, 2001.

    A subsidiary of the Company has secured loan facilities of which $13.0 million was outstanding at December 31, 2001. The weighted average interest rates on these facilities in 2001 was 4.4%. The loans are denominated in Singapore dollars and are repayable through quarterly payments.

    Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2002 to be approximately $170.0 million to $220.0 million. At December 31, 2001, Celestica had committed $21.0 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

    Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At

December 31, 2001, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $704.8 million with expiry dates up to May 2003. The fair value of these contracts at December 31, 2001, was an unrealized loss of $7.4 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos, euros, Thailand baht and Czech koruna at future dates. In general, these contracts extend for periods of less than 18 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

    As at December 31, 2001, the Company has contractual obligations that require future payments as follows:

                                             TOTAL       2002       2003       2004       2005       2006     THEREAFTER
                                            --------   --------   --------   --------   --------   --------   ----------
                                                                           (in millions)
Long-term debt............................   $147.4     $ 10.0     $ 4.5      $ 1.3      $ 0.7      $130.6       $ 0.3
Operating leases and license
  commitments.............................    359.4      104.1      81.3       38.0       26.4        20.4        89.2

    The Company has a convertible instrument with a principal amount at maturity of $1,813.6 million payable August 1, 2020. The Company may elect to settle in cash or shares or any combination thereof. See further details in Note 10 to the Consolidated Financial Statements.

    As at December 31, 2001, the Company has commitments that expire as follows:

                                             TOTAL       2002       2003       2004       2005       2006     THEREAFTER
                                            --------   --------   --------   --------   --------   --------   ----------
                                                                           (in millions)
Foreign currency contracts................   $704.8     $654.0     $50.8      $--        $--        $--          $--
Letters of credit and guarantees..........     24.1       24.1      --         --         --         --          --

RECENT DEVELOPMENT

    On March 31, 2002, the Company purchased from NEC Corporation certain manufacturing assets in Miyagi and Yamanashi, Japan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

    Celestica records an allowance for doubtful accounts for estimated credit losses based on customer and industry concentrations and the Company's knowledge of the financial condition of its customers. A change to these factors could impact the estimated allowance.

    Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Celestica adjusts its inventory valuation based on estimates of net realizable value and shrinkage. A change to these assumptions could impact the valuation of inventory.

    Celestica's estimate of the useful life of intangible assets reflects the periods in which the projected future net cash flows are generated. A significant change in the projected future net cash flows could impact the estimated useful life.

RECENT ACCOUNTING DEVELOPMENTS

EARNINGS PER SHARE:

    As a result of the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per share," the Company was required to retroactively use the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

BUSINESS COMBINATIONS AND GOODWILL:

    In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.

    Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001, was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

    Upon full adoption of the standards beginning January 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill and will test for impairment in accordance with the new standards.

    In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of the reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. The change to assessing fair value by reporting unit could result in an impairment charge. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002.

    As of December 31, 2001, the Company had unamortized goodwill of $1,128.8 million and unamortized other intangible assets including intellectual property of $427.2 million, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $39.2 million for 2001. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements, beyond discontinuing goodwill amortization.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

    In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The Company's current accounting policies are consistent with the new standard.

FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS:

    CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline AcG-13, which establishes criteria for hedge accounting effective for the Company's 2003 fiscal year. The Company has complied with the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

TRANSFER OF RECEIVABLES:

    In March 2001, the CICA issued Accounting Guideline AcG-12, which applies to transfers of receivables after June 30, 2001. AcG-12 requires that transfers of receivables in which the transferor surrenders control over the assets, be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets, are received in exchange. The Company's current accounting policies are consistent with the new standard.

IMPAIRMENT OF LONG-LIVED ASSETS:

    In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing January 1, 2002, to be applied prospectively. In August 2001, SFAS 143 "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

    Certain information concerning research and development and intellectual property is set forth in "-- Operating Results -- Selling, general and administrative expenses" and in Item 4, "Information of the Company -- Business Overview -- Celestica's Business -- Technology and Research and Development."

D.  TREND INFORMATION

    During the last year, economic growth slowed and, in some regions of the world, contracted. As a result, demand for technology products fell significantly, and Celestica's customers experienced commensurately reduced demand for their products. In turn, Celestica experienced reduced demand for electronics manufacturing services. However, this downturn in demand was offset partially by an increase on the part of Celestica's customers to outsource their manufacturing. In 2002, the economic environment continues to be uncertain, and Celestica continues to experience poor visibility for customer demand. Given the difficult economic environment, Celestica has been focussed on re-aligning capacity to match current levels of product demand, generating increased levels of cash flow, and improving operating efficiencies, including the reduction of inventory levels. Celestica intends to continue these activities in 2002. There continues to be a significant number of outsourcing opportunities and Celestica is well positioned to participate further in the trend towards increasing levels of electronics outsourcing by OEMs. If, however, economic conditions were to deteriorate significantly beyond current expectations, Celestica would likely continue reducing capacity to match reduced levels of demand.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

    Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. Executive officers of Celestica are appointed annually and serve at the discretion of the board of directors. The following table sets forth certain information regarding the directors and senior officers of Celestica.

NAME                                  AGE      POSITION WITH CELESTICA
----                                --------   -----------------------
EUGENE V. POLISTUK................     55      Chairman of the Board, Chief Executive Officer and Director

ANTHONY P. PUPPI..................     44      Executive Vice President, Chief Financial Officer, General
                                               Manager, Global Services and Director

ROBERT L. CRANDALL................     66      Director

WILLIAM A. ETHERINGTON............     60      Director

MARK L. HILSON....................     44      Director

RICHARD S. LOVE...................     64      Director

ROGER L. MARTIN...................     45      Director

ANTHONY R. MELMAN.................     54      Director

MICHIO NARUTO.....................     66      Director

GERALD W. SCHWARTZ................     60      Director

DON TAPSCOTT......................     54      Director

J. MARVIN M(A)GEE.................     49      President and Chief Operating Officer

R. THOMAS TROPEA..................     49      Vice Chair, Global Customer Units and Worldwide Marketing
                                               and Business Development

ANDREW G. GORT....................     49      Executive Vice President, Global Supply Chain Management

ALASTAIR KELLY....................     57      Executive Vice President, Corporate Development

ARTHUR P. CIMENTO.................     44      Senior Vice President, Corporate Strategies

LISA J. COLNETT...................     44      Senior Vice President, Worldwide Process Management and
                                               Chief Information Officer

STEPHEN DELANEY...................     42      Senior Vice President, U.S., Celestica Corporation

IAIN S. KENNEDY...................     40      Senior Vice President, Integration

DONALD S. MCCREESH................     53      Senior Vice President, Human Resources

DANIEL P. SHEA....................     45      Senior Vice President and Chief Technology Officer

RAHUL SURI........................     37      Senior Vice President, Mergers and Acquisitions

PETER J. BAR......................     44      Vice President and Corporate Controller

ELIZABETH L. DELBIANCO............     42      Vice President, General Counsel and Secretary

F. GRAHAM THOURET.................     47      Vice President and Corporate Treasurer

    The following is a brief biography of each of Celestica's directors and senior officers:

    EUGENE V. POLISTUK is the founder, Chairman of the Board of Directors and Chief Executive Officer of Celestica. He has been the Chief Executive Officer of Celestica since its establishment in 1994, and was Celestica's President until February 2001. Since 1986, Mr. Polistuk has been instrumental in charting Celestica's transformation and executing the company's successful evolution from its early history as an operating unit of IBM, to a standalone company, to a $10.0 billion public company and leader in the electronics manufacturing services industry. Previously, Mr. Polistuk spent 25 years with IBM Canada, where, over the course of his career, he managed all key functional areas of the business. Mr. Polistuk holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto and an Honorary Doctorate in Engineering from Ryerson University in 2001. In 1994, he was presented with the "2T5 Meritorious Service Medal" in recognition of his meritorious service in and for the profession, by his peers in the University of Toronto Engineering Alumni Association. He has been the recipient of ELECTRONIC BUSINESS' Outstanding CEO award, and most recently, under Mr. Polistuk's leadership, Celestica has been recognized as the number one ranking company on BUSINESSWEEK'S 2001 Info Tech 100 list, and as CANADIAN BUSINESS' Company of the Year in the publication's 2001 Tech 100 issue.

    ANTHONY P. PUPPI has been the Chief Financial Officer of Celestica since its establishment and a director of Celestica since October 1996. He was appointed Executive Vice President in October 1999 and General Manager, Global Services in January 2001. Mr. Puppi is responsible for Celestica's global financial activities, as well as a number of global services businesses, including design, repair and power systems. From 1980 to 1992, he held positions of increasing financial management responsibility with IBM Canada. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University in Ontario.

    ROBERT L. CRANDALL is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/ American Airlines Inc. Mr. Crandall has been a director of Celestica since July 1998. He is also a director of Allied World Assurance Company, Anixter International Inc., the Halliburton Company and i2 Technologies Inc. He also serves on the International Advisory Board of American International Group Inc. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

    WILLIAM A. ETHERINGTON is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. Mr. Etherington has been a director of Celestica since October 2001. After joining IBM Canada in 1964, Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career. Mr. Etherington holds a Bachelor of Science in Electrical Engineering and a Doctor of Laws (Hon.) Degree from the University of Western Ontario.

    MARK L. HILSON is a Vice President of Onex and has acted as a director of Celestica since October 1996. Mr. Hilson joined Onex in 1988 and was appointed Vice President in 1993. Prior to 1988, he was an associate in the Mergers & Acquisitions Group at Merrill Lynch. Mr. Hilson is also a director of Magnatrax Corporation, Unitive Inc., Vincor International Inc. and a governor of Wilfrid Laurier University and the Shaw Festival. Mr. Hilson holds an Honours Bachelor of Business Administration (gold medallist) from Wilfrid Laurier University and a Master of Business Administration (George F. Baker Scholar) from the Harvard University Graduate School of Business Administration.

    RICHARD S. LOVE is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. Mr. Love has been a director of Celestica since July 1998. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University and a Master of Business Administration degree from Fairleigh Dickinson University.

    ROGER L. MARTIN is Dean and Professor of Strategy at the University of Toronto's Joseph L. Rotman School of Management and has been a director of Celestica since July 1998. Mr. Martin was formerly a director of Monitor Company and is Chair of the Ontario Task Force on Competitiveness, Productivity, and Economic Progress. Mr. Martin also serves as a director for Thomson Corporation, Ontario SuperBuild Corporation, the Canadian Film Centre and a trustee of the Hospital for Sick Children. Mr. Martin holds a AB degree (cum laude) from Harvard College and a Master of Business Administration degree from the Harvard University Graduate School of Business Administration.

    ANTHONY R. MELMAN is a Vice President of Onex and has been a director of Celestica since October 1996. Dr. Melman joined Onex in 1984 and is actively involved in negotiating acquisitions, divestitures, and the financing thereof. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, he was Senior Vice President of Canadian Imperial Bank of Commerce, responsible for worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, Dr. Melman had extensive merchant banking experience in South Africa and the United Kingdom. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation and a member of the Board of Governors of Mount Sinai Hospital. Dr. Melman holds a Bachelor of Science from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from Cape Town University and a Ph.D. in Finance from the University of The Witwatersrand.

    MICHIO NARUTO is the Chairman of Celestica Japan KK, Chairman of the Board of ICL plc, special representative of Fujitsu Ltd. and Chairman of Toyota Info Technology Center. He has been a director of Celestica since October 2001.
Mr. Naruto joined Fujitsu Limited in February 1962. In 1981, when Fujitsu entered into a technology agreement with ICL, he held the position of General Manager, Business Administration of International Operations. He was appointed to the board of Fujitsu in 1985, in charge of International Operations. Later his responsibility in Fujitsu covered the ICL Business Group; Legal and Industry Relations; External Affairs and Export Control. In his current capacity, he attends various international conferences as special representative of Fujitsu and also takes a role as chairman of Fujitsu Research Institute. Mr. Naruto holds a Bachelor of Laws degree from the University of Tokyo.

    GERALD W. SCHWARTZ is the Chairman of the Board, President and Chief Executive Officer of Onex and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of CanWest Capital Corp., now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, LSG/Sky Chefs, Inc. and Phoenix Pictures Inc. Mr. Schwartz is also Vice Chairman and Member of the Executive Committee of Mount Sinai Hospital and is a director, governor, or trustee of a number of other organizations, including Junior Achievement, Canadian Council of Christians and Jews and The Board of Associates of the Harvard Business School. Mr. Schwartz holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

    DON TAPSCOTT is an internationally sought after authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business.
Mr. Tapscott is the co-founder of Digital 4Sight, a company that researches and designs new business models for Global 2000 organizations, president of New Paradigm Learning Corporation, Chairman of Maptuit, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Committee of Advisers of the Business and Economic Roundtable on Addiction and Mental Health. Mr. Tapscott has been a director of Celestica since September 1998. He holds a Bachelor of Science degree in Psychology and Statistics and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

    J. MARVIN M(A)GEE has been the President and Chief Operating Officer of Celestica since February 2001 and was the Executive Vice President, Worldwide Operations from October 1999 to February 2001 and was Senior Vice President, Canada from January 1997 until October 1999. Mr. M(a)Gee joined IBM Canada in 1979 and, over the course of his career, has held a number of executive positions with IBM Canada's manufacturing and development operations, with assignments in Canada and the United States. Mr. M(a)Gee holds a Bachelor of Science degree in Mechanical Engineering from the University of New Brunswick and a Master of Business Administration degree from McMaster University.

    R. THOMAS TROPEA has been Vice Chair, Global Customer Units and Worldwide Marketing and Business Development since February 2001 and was the Executive Vice President, Worldwide Marketing and Business Development from October 1999 to February 2001and Senior Vice President of Marketing and Business Development from August 1998 to October 1999. Mr. Tropea has responsibility for global marketing and business development. He joined Celestica after an extensive career with Northern Telecom and has over 18 years of experience in the telecommunications industry in North America and Europe, working in critical areas such as sales, finance, business development, investor relations and manufacturing operations. Mr. Tropea holds a Master of Business Administration degree from the University of Toronto and a Bachelor of Commerce degree from Carleton University in Ottawa, Ontario.

    ANDREW G. GORT has been the Executive Vice President Supply Chain Management since February 2001 and was a Senior Vice President of Celestica from October 1996 until February 2001. He is responsible for global supply chain management, which includes Celestica's worldwide procurement procedures.
Mr. Gort joined IBM Canada in 1969 and, over the course of his career, has held various managerial roles in new products, materials, planning, office systems and manufacturing products. Mr. Gort holds a Bachelor of Arts degree in Economics and a Master of Business Administration degree from the University of Toronto.

    ALASTAIR KELLY has been the Executive Vice President, Corporate Development since October 1999 and was the Senior Vice President, Celestica Europe from January 1997 until October 1999. Mr. Kelly joined Design to Distribution Limited in 1994 and, over the course of his career, has had experience in the computer, telecommunications and electronics manufacturing sectors. Mr. Kelly holds a Master of Arts degree in Psychology from Aberdeen University and a Doctor of Science degree from Salford University.

    ARTHUR P. CIMENTO joined Celestica in September 1999 as Senior Vice President, Corporate Strategies. Prior to joining Celestica, he was at McKinsey & Co., a leading international management consulting firm, with a client portfolio focused on electronics operations. Mr. Cimento joined McKinsey in 1988, was elected a Principal in 1993, and held leadership positions in McKinsey's Operations and Electronics practices. Before joining McKinsey,
Mr. Cimento held management positions in several engineering services firms. He is a director of the San Francisco Chamber of Commerce. Mr. Cimento holds both a Bachelor of Science and a Master of Science degree in Mechanical Engineering from the Massachusetts Institute of Technology.

    LISA J. COLNETT has been a Senior Vice President of Celestica since
October 1996. In her current role as Senior Vice-President, Worldwide Process Management, and Chief Information Officer, she is responsible for key corporate functions, including IT. Prior to that, Ms. Colnett headed the Memory Division of Celestica. Ms. Colnett joined IBM Canada in 1981 and, over the course of her career, has had experience in materials logistics, cost engineering, site logistics and manufacturing management. Ms. Colnett holds a Bachelor of Business Administration degree from the University of Western Ontario.

    STEPHEN DELANEY joined Celestica in May 2001 and is a Senior Vice President responsible for Celestica's U.S. East operations. Prior to joining Celestica, Mr. Delaney was the Vice President and general manager of Interior and Exterior Systems Business at Visteon, responsible for a division with 25 plants and 25,000 people in North and South America, Europe and Asia. Prior to joining Visteon in 1997 as Vice President of Supply, Mr. Delaney held executive and senior management roles in the operations of AlliedSignal's Electronic Systems business, Ford's Electronics Division, and IBM's Telecommunications division. Mr. Delaney holds a Masters degree in Business Administration from Duke University in North Carolina and a Bachelor of Science degree in Industrial Engineering from Iowa State University.

    IAIN S. KENNEDY has been a Senior Vice President of Celestica since
October 1996. He currently is responsible for Celestica's integration of acquisitions and South America. Prior to that, he was Senior Vice President, Mergers and Acquisitions from 1996 through 2000. He began his career with IBM Canada in 1984 and, over the course of his career, has held a number of key management positions in areas of the business including: supply chain, manufacturing operations, business development and information technology as chief information officer. Mr. Kennedy holds a Bachelor of Science degree in Computer Science from the University of Western Ontario and a Master of Business Administration (Ivey Scholar) degree from the Richard Ivey School of Business, University of Western Ontario.

    DONALD S. MCCREESH joined Celestica in August 1999 as Senior Vice President, Human Resources. Prior to joining Celestica, he was the Executive Vice President of Human Resources at the Canadian Imperial Bank of Commerce (CIBC). Prior to joining CIBC in 1997, Mr. McCreesh was at Northern Telecom, where he held a number of senior human resource management positions. Mr. McCreesh holds both a Bachelor of Psychology and a Master of Business Administration degree from McMaster University.

    DANIEL P. SHEA has been a Senior Vice President of Celestica since
October 1996 and has been Chief Technology Officer since March 1998. He is also the General Manager, Hewlett-Packard Global Account and previously was President, Power Systems Division of Celestica where he was responsible for all aspects of Celestica's power systems business. Mr. Shea joined IBM Canada in 1980 and, over the course of his career, has held a number of engineering management roles, such as quality, reliability, procurement and power systems. Mr. Shea holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto.

    RAHUL SURI has been the Senior Vice President, Mergers and Acquisitions, since July 2000. He is responsible for Celestica's corporate mergers and acquisitions activities. Prior to joining Celestica, Mr. Suri was a Managing Director in the M&A Group at BMO Nesbitt Burns Investment Banking. Prior to that, he was a partner at the Canadian law firm Davies Ward Phillips &
Vineberg LLP. Mr. Suri was also a visiting professor at Queen's University Law School, Ontario for several years, where he taught corporate law and mergers and acquisitions. In 1992, Mr. Suri served as an adviser to the Chairman and the Executive Director of the Ontario Securities and Exchange Commission on policy and legal matters. Mr. Suri holds a Master of Arts degree in Law from Cambridge University, England.

    PETER J. BAR has been Vice President and Corporate Controller of Celestica since February 1999. Mr. Bar joined Celestica in March 1998 as the
Vice President, Finance-Power Systems. From 1984 to 1998, Mr. Bar held positions of increasing responsibility with the finance group at IBM Canada. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountant designation.

    ELIZABETH L. DELBIANCO has been Vice President and General Counsel of Celestica since February 1998. She has overall responsibility for the legal affairs of Celestica and is also the Corporate Secretary. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. Ms. DelBianco holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the Richard Ivey School of Business, University of Western Ontario. Ms. DelBianco is qualified to practice law in Ontario and New York.

    F. GRAHAM THOURET has been Vice President and Corporate Treasurer of Celestica since October 1997. Prior to that, he served as Vice President and Treasurer of Dominion Textile Inc., a public company with international manufacturing and marketing operations. Mr. Thouret has also held senior management positions in the oil and gas industry and investment banking.
Mr. Thouret holds a Bachelor of Engineering degree from McGill University and a Master of Science degree in Management from the Massachusetts Institute of Technology.

    There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.  COMPENSATION

AGGREGATE COMPENSATION OF DIRECTORS AND OFFICERS

    Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. These directors receive an annual retainer fee of $25,000 and a fee of $2,500 for each meeting attended. Meetings of directors are expected to occur at least quarterly. In lieu of receiving such retainer and attendance fees in cash, these directors may elect, at the time they are first elected or appointed to Celestica's board of directors, to receive their fees in subordinate voting shares. Directors who joined the Board at or about the time of Celestica's initial public offering receive an annual retainer and per meeting fee of 2,860 and 286 subordinate voting shares respectively. Under the Directors' Compensation Plan adopted in July 2001, the number of shares to be paid to other eligible directors in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the NYSE on the date of the meeting, and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last day of the quarter. Each director has the right to elect to defer payment of his fees. Grants of subordinate voting shares for such purposes may not exceed an aggregate of 500,000 subordinate voting shares. The aggregate compensation paid in 2001 by the Company to our directors in their capacity as directors was $50,000 and the right to receive, in the aggregate, 18,482.41 subordinate voting shares. The delivery of these shares was deferred until the respective directors cease to be directors of Celestica. See "-- Long-Term Incentive Plan."

Mr. Crandall, in his capacity as Chairman of the Executive Committee, also receives an annual grant of 10,000 Performance Units convertible into subordinate voting shares upon his retirement from the Board.

    In 2001, each of the eligible directors was issued options to acquire 20,000 subordinate voting shares pursuant to the Long-Term Incentive Plan. 80,000 options were issued at an exercise price of $44.23 and 40,000 options were issued at an exercise price of $35.95.

    As of March 1, 2002, senior officers and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

                                      NUMBER OF
                                     SUBORDINATE        PURCHASE PRICE
                                    VOTING SHARES         PER SHARE
                                    -------------       --------------
                                       710,379            $   5.00
                                       399,190            $   8.75
                                        69,700            $   7.50
                                       373,880            C$ 18.90
                                        30,000            $  12.345
                                        23,000            C$ 20.625
                                        80,000            C$ 31.85
                                        70,000            $  22.97
                                       542,000            C$ 57.845
                                        60,000            $  39.03
                                       100,000            C$ 60.00
                                       276,000            C$ 86.50
                                        62,000            $  56.1875
                                        25,000            C$ 73.50
                                       100,000            $  50.00
                                       526,400            C$ 66.06
                                       144,000            $  41.89
                                        40,000            C$ 34.50
                                        40,000            $  23.41
                                        40,000            C$ 72.60
                                        40,000            $  48.69
                                        40,000            C$ 66.78
                                        40,000            $  44.23
                                        40,000            $  35.95

    These options expire at various dates from November 4, 2005 through December 4, 2011. See Item 6(E), "-- Share Ownership -- Share Purchase and Option Plans" below. See Note 11 to the Consolidated Financial Statements in
Item 18 for further information about options.

REMUNERATION OF NAMED EXECUTIVE OFFICERS

    The following table sets forth the compensation of the Chief Executive Officer of Celestica and the four other most highly compensated executive officers of Celestica during the year ended December 31, 2001 (collectively, the "Named Executive Officers") for services rendered in all capacities during our two most recently completed financial years.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                                                       --------------
                                                         ANNUAL COMPENSATION(1)          SECURITIES
                                                     -------------------------------   UNDER OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION                            YEAR      SALARY      BONUS       GRANTED(2)     COMPENSATION(3)
---------------------------                          --------   --------   ---------   --------------   ---------------
                                                                  ($)         ($)           (#)               ($)
Eugene V. Polistuk.................................    2001     700,000       --          150,000           210,737
  Chairman of the Board and Chief Executive Officer    2000     550,000    1,300,000      100,000           193,029

J. Marvin M(a)Gee..................................    2001     516,250       --          135,000            57,773
  President and Chief Operating Officer                2000     360,000      510,000       40,000            31,809

Anthony P. Puppi...................................    2001     400,000       --           59,000            51,822
  Executive Vice President, Chief Financial Officer    2000     370,000      524,000       35,000            47,121
  and General Manager, Global Services

R. Thomas Tropea...................................    2001     400,000       --           59,000            10,200
  Vice Chair, Global Customer Units and Worldwide      2000     350,000      495,000       35,000             5,100
  Marketing and Business Development

Stephen Delaney(4).................................    2001     204,694      150,000(5)    140,000(6)       154,500(7)
  Senior Vice President, U.S., Celestica
  Corporation

-------------

(1) Excludes perquisites and other personal benefits because such compensation did not exceed 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2) See table under "Options Granted During Year Ended December 31, 2001 to Named Executive Officers."

(3) Represents amounts set aside to provide benefits under Celestica's pension plans (see "-- Pension Plans").

(4) Mr. Delaney joined Celestica in May 2001. The amount specified represents Mr. Delaney's salary from his date of hire to the end of the year.

(5) Represents the amount Celestica agreed to pay to Mr. Delaney at his date of hire as a bonus for the year ended December 31, 2001.

(6) Includes 100,000 options granted to Mr. Delaney upon joining Celestica.

(7) Includes $150,000 paid to Mr. Delaney at his date of hire.

OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2001 TO NAMED EXECUTIVE OFFICERS

    The following table sets out options to purchase subordinate voting shares granted by the Corporation to the Named Executive Officers during the year ended December 31, 2001.

                                                                                    MARKET VALUE OF
                                       SUBORDINATE         % OF                       SUBORDINATE
                                      VOTING SHARES   TOTAL OPTIONS                  VOTING SHARES
                                      UNDER OPTIONS     GRANTED TO      EXERCISE    ON THE DATE OF
                                         GRANTED        EMPLOYEES        PRICE           GRANT
NAME                                     (1) (#)         IN 2001       ($/SHARE)       ($/SHARE)      EXPIRATION DATE
----                                  -------------   --------------   ----------   ---------------   ----------------
Eugene V. Polistuk..................     150,000           1.89%          C$66.06        C$66.06      December 4, 2011
J. Marvin M(a)Gee...................      25,000           0.32%          C$73.50        C$73.50         March 1, 2011
                                         110,000           1.39%          C$66.06        C$66.06      December 4, 2011
Anthony P. Puppi....................      59,000           0.75%          C$66.06        C$66.06      December 4, 2011
R. Thomas Tropea....................      59,000           0.75%       U.S.$41.89     U.S.$41.89      December 4, 2011
Stephen Delaney.....................     100,000           1.26%       U.S.$50.00     U.S.$50.00        April 20, 2011
                                          40,000           0.51%       U.S.$41.89     U.S.$41.89      December 4, 2011

-------------

(1) Options vest in four equal annual instalments.

OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND VALUE OF
  OPTIONS AT DECEMBER 31, 2001 FOR NAMED EXECUTIVE OFFICERS

    The following table sets out certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2001 and with respect to subordinate voting shares under option to the Named Executive Officers as at December 31, 2001.

                                           SUBORDINATE                                                 VALUE OF UNEXERCISED
                                          VOTING SHARES     AGGREGATE     UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS AT
                                           ACQUIRED ON        VALUE          DECEMBER 31, 2001         DECEMBER 31, 2001(2)
NAME                                         EXERCISE      REALIZED(1)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                                      --------------   -----------   -------------------------   -------------------------
Eugene V. Polistuk......................      44,607       $1,563,921         390,267/405,566(3)       $9,828,562/$3,769,418
J. Marvin M(a)Gee.......................      --               --             155,212/235,920(3)       $3,672,565/$1,226,996
Anthony P. Puppi........................      42,567       $1,701,264         126,395/161,170(3)       $2,595,020/$1,367,221
R. Thomas Tropea........................      --               --             183,664/213,526(4)       $4,474,479/$2,998,853
Stephen Delaney.........................      --               --                 -- /140,000(4)             -- / --

-------------

(1) Based on the closing price of the underlying shares on The New York Stock Exchange on the date of exercise of the options.

(2) Based on the closing price of the subordinate voting shares on The New York Stock Exchange on December 31, 2001 of $40.39.

(3) Options granted under the ESPO Plans and the Long-Term Incentive Plan.

(4) Options granted under the Long-Term Incentive Plan.

PENSION PLANS

    Messrs. Polistuk, Puppi and M(a)Gee each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55.

    Mr. M(a)Gee is enrolled in the defined contribution portion of the Canadian Pension Plan. Messrs. Polistuk and Puppi participate only in the defined benefit portion of the Canadian Pension Plan. Messrs. Polistuk, Puppi and M(a)Gee also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Customs and Revenue Agency maximum pension benefits.

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

                        CANADA PENSION PLAN TABLE(1)(2)

                                                    15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
EARNINGS AVERAGE ($)                               OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE
--------------------                               ----------   ----------   ----------   ----------   ----------
300,000..........................................   $30,000      $40,000      $ 65,000     $ 95,000     $ 95,000
400,000..........................................   $39,000      $52,000      $ 84,000     $124,000     $124,000
500,000..........................................   $48,000      $64,000      $103,000     $153,000     $153,000
600,000..........................................   $57,000      $76,000      $123,000     $181,000     $181,000

------------

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.

(2) All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.5911.

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

    As at December 31, 2001, Messrs. Polistuk and Puppi had completed 33 and 22 years of service, respectively.

    During the year ended December 31, 2001, Celestica set aside an aggregate amount of $321,303 to provide pension benefits for Messrs. Polistuk, Puppi and M(a)Gee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2001 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and M(a)Gee pursuant to any other plans.

    Messrs. Tropea and Delaney participate in the "U.S. Plan." The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 15% of their total compensation. Celestica, at its discretion, may make contributions for the benefit of eligible employees.

    During the year ended December 31, 2001, Celestica contributed $14,700 to the U.S. Plan for the benefit of Messrs. Tropea and Delaney. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2001 for the purpose of providing pension, retirement or similar benefits for Mr. Tropea.

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

INDEMNIFICATION AGREEMENTS

    Celestica and certain of our subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and our subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

C.  BOARD PRACTICES

    Members of the Board of Directors are elected until the next annual meeting or until their successors are elected or appointed.

    Except for the right to receive deferred compensation (see Item 6(B), "Compensation"), no director is entitled to benefits from Celestica when they cease to serve as a director.

BOARD COMMITTEES

    The Board of Directors has established three standing committees of three directors, each with a specific mandate. The Executive Committee includes a majority of unrelated directors. The Audit Committee and Compensation Committee are each composed of unrelated directors.

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

    AUDIT COMMITTEE

    The Audit Committee, which consists of Mr. Love, Mr. Martin and Mr. Melman, selects and engages, on behalf of Celestica, the independent public accountants to audit Celestica's annual financial statements, and reviews and approves the planned scope of the annual audit. The Audit Committee has direct communication channels with the auditors to discuss and review specific issues as appropriate. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of the Celestica's management information systems and internal control procedures, and reviewing the adequacy of the Celestica's processes for identifying and managing risk.

    COMPENSATION COMMITTEE

    The Compensation Committee approves Celestica's executive compensation policies and establishes remuneration levels of Celestica's executive officers and performs such functions as provided for under Celestica's employee benefit programs and executive compensation programs. The Compensation Committee consists of Mr. Melman, Mr. Tapscott and Mr. Etherington, all of whom are unrelated to Celestica. John Walter was a member of the Compensation Committee until his retirement from the Board of Directors in June, 2001. Mr. Walter is also unrelated to Celestica.

D.  EMPLOYEES

    Celestica has over 40,000 permanent and temporary (contract) employees worldwide as of December 31, 2001. The following table sets forth information concerning our employees by geographic location:

                                                                   NUMBER OF EMPLOYEES
                                                              ------------------------------
DATE                                                          AMERICAS    EUROPE      ASIA
----                                                          --------   --------   --------
December 31, 1999...........................................   10,600     3,000       4,900
December 31, 2000...........................................   16,000     6,000       7,000
December 31, 2001...........................................   17,500     7,500      15,000

    During the year ended December 31, 2001, approximately 9,000 temporary (contract) employees were engaged by Celestica worldwide. During the year ended December 31, 2001, approximately 9,700 employees, including temporary (contract) employees, were terminated as a result of restructuring actions announced during the year. See Note 13 to the Consolidated Financial Statements in Item 18 for further information on the restructuring.

    Certain information concerning employees is set forth in Item 4, "Information on the Company -- Business Overview -- Human Resources."

E.  SHARE OWNERSHIP

    The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at March 1, 2002 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

                                                                        MARCH 1, 2002
                                                       ------------------------------------------------
                                                                         PERCENTAGE OF
                                                                           CLASS/ALL      PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)                             VOTING SHARES    EQUITY SHARES    VOTING POWER
---------------------------                            ---------------   --------------   -------------
Eugene V. Polistuk...................................     512,826 SVS         */*             *
Anthony P. Puppi.....................................     235,401 SVS         */*             *
Robert L. Crandall...................................      80,000 SVS         */*             *
William E. Etherington...............................      10,000 SVS         */*             *
Mark L. Hilson(2)(3).................................     438,792 SVS         */*             *
Richard S. Love......................................      75,000 SVS         */*             *
Roger L. Martin......................................      43,000 SVS         */*             *
Anthony R. Melman(2)(4)..............................     450,000 SVS         */*             *
Gerald W. Schwartz(2)(5).............................  39,065,950 MVS    100.0%/17.0%       83.7%
                                                        4,136,228 SVS      2.2%/1.8%          *
Don Tapscott.........................................      63,000 SVS         */*             *
J. Marvin M(a)Gee....................................     205,212 SVS         */*             *
R. Thomas Tropea.....................................     263,664 SVS         */*             *
Stephen Delaney......................................       1,400 SVS         */*             *
All directors and executive officers as a group
  (24 persons)(3)(4)(5)(6)...........................  39,065,950 MVS    100.0%/17.0%       83.7%
                                                        6,828,779 SVS      3.6%/3.0%          *
  Total percentage of all equity shares and total
    percentage of voting power.......................                        20.0%          84.2%

------------

*   Less than 1%.

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities. Unless otherwise indicated, the address for each shareholder is: c/o Celestica Inc., 12 Concorde Place, Toronto, Ontario M3C 3R8.

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

(5) Includes 159,992 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex.
    Mr. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex and controls Onex through his ownership of shares, with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica beneficially owned by Onex.

(6) Includes 479,500 subordinate voting shares held by Towers Perrin Share Plan Services, in trust for Celestica Employee Nominee Corporation as agent for and on behalf of individual Celestica executives, pursuant to the provisions of Celestica employee benefit plans, and 535,186 subordinate voting shares which are subject to options.

    MVS and SVS have different voting rights. See Item 10, "Additional Information -- Memorandum and Articles of Incorporation -- Multiple Voting Shares and Subordinate Voting Shares."

SHARE PURCHASE AND OPTION PLANS

    We have issued subordinate voting shares and have granted options to acquire subordinate voting shares for the benefit of certain of our employees and executives pursuant to various employee share purchase and option plans in effect prior to our initial public offering (the "ESPO Plans"). No further options or subordinate voting shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

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

    Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vest over a period of five years beginning December 31, 1998. All subordinate voting shares acquired by employees under the ESPO Plans are held either by the employee, or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

    As at March 1, 2002, approximately 7,000 persons held options to acquire an aggregate of approximately 23,756,000 subordinate voting shares. Most of these options were issued pursuant to the ESPO and LTIP Plans. The following table sets forth information with respect to options outstanding as at March 1, 2002.

                              OUTSTANDING OPTIONS

                                  NUMBER OF
                                 SUBORDINATE
                                VOTING SHARES
BENEFICIAL HOLDERS              UNDER OPTION         EXERCISE PRICE        YEAR OF ISSUANCE       DATE OF EXPIRY
------------------              -------------      -------------------   --------------------   -------------------
Executive Officers
  (15 persons in total).......      710,379        $5.00                 During 1997            April 8, 2007(1)
                                    302,890        $7.50 - $8.75         During 1998            April 29, 2008 to
                                                                                                July 3, 2008
                                    403,880        $12.345/C$18.90       January 1, 1999        January 1, 2009
                                     23,000        C$20.625              February 11, 1999      February 11, 2009
                                     80,000        C$31.85               July 2, 1999           July 2, 2009
                                     70,000        $22.97                September 20, 1999     September 20, 2009
                                    602,000        $39.03/C$57.845       December 7, 1999       December 7, 2009
                                    100,000        C$60.00               May 26, 2000           May 26, 2010
                                    338,000        $56.1875/C$86.50      December 5, 2000       December 5, 2010
                                     25,000        C$73.50               March 1, 2001          March 1, 2011
                                    100,000        $50.00                April 20, 2001         April 20, 2011
                                    670,400        $41.89/C$66.06        December 4, 2001       December 4, 2011

Directors who are not
  Executive Officers..........      166,000        $8.75                 During 1998            July 7, 2008
                                     80,000        $23.41/C$34.50        July 7, 1999           July 7, 2009
                                     80,000        $48.69/C$72.60        July 7, 2000           July 7, 2010
                                     80,000        $44.23/C$66.78        July 7, 2001           July 7, 2011
                                     40,000        $35.95                October 22, 2001       October 22, 2011
All other Celestica Employees
  (other than IMS) (more than
  6,000 persons in total).....    3,741,079        $5.00                 During 1997            April 8, 2007(2)
                                    767,864        $7.50 - C$14.05       During 1998            April 29, 2008 to
                                                                                                November 9, 2008
                                    715,295        $13.69 - C$21.45      January 1, 1999 to     January 1, 2009 to
                                                                         March 17, 1999         March 17, 2009
                                  2,198,175        $39.03/C$57.845       December 7, 1999       December 7, 2009
                                    615,055        $13.65 - C$53.75      During 1999            January 1, 2009 to
                                                                                                December 31, 2009
                                  1,118,289        $40.06 - C$123.65     During 2000            January 1, 2010 to
                                                                                                December 31, 2010
                                  2,478,855        $56.1875/C$86.50      December 5, 2000       December 5, 2010
                                  1,388,050        $49.00 - C$108.45     During 2001            January 1, 2011 to
                                                                                                December 31, 2011
                                  5,613,020        $41.89/C$66.06        December 4, 2001       December 4, 2011
                                     94,600        $40.76 - C$70.81      January 1, 2002 to     January 1, 2012 to
                                                                         March 1, 2002          March 1, 2012
IMS Employees.................      953,562(3)     $0.925 - 13.31(4)     December 30, 1998      June 13, 2006 to
                                                                                                December 18, 2008
Primetech Employees(5)........       31,793        C$47.73               June 29, 1998          June 29, 2003
                                     60,053        C$65.91               July 14, 1999          July 14, 2004
                                     96,250        C$97.73 - C$111.36    February 15, 2000 to   February 15, 2005
                                                                         June 15, 2000          to June 15, 2005
                                     32,560        C$45.45 - C$67.05     January 10, 2001 to    January 10, 2006 to
                                                                         March 16, 2001         March 16, 2006

-------------

(1) Except for 10,140 options which expire on November 4, 2005.

(2) Except for 289,740 options which expire on November 4, 2005.

(3) Represents options outstanding under certain stock option plans that were assumed by Celestica on December 30, 1998.

(4) The original exercise price for these options was based on the NASDAQ market price of IMS common stock at the date of issuance.

(5) Represents options outstanding under certain stock option plans that were assumed by Celestica on August 3, 2001.

    Our compensation philosophy is predicated on the belief that broadly-based employee participation in share ownership is critical to maintain a common entrepreneurial culture and motivation throughout our operational units and across functional and geographic boundaries. Accordingly, prior to the completion of our initial public offering, we established the Long-Term Incentive Plan and the Employee Share Ownership Plan.

LONG-TERM INCENTIVE PLAN

    Under the Long-Term Incentive Plan (the "Plan"), the board of directors of Celestica may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights ("SARs") to directors, permanent employees and consultants ("eligible participants") of Celestica, our subsidiaries and other companies or partnerships in which Celestica has a significant investment ("affiliated entities").

    Under the Plan, up to 23,000,000 subordinate voting shares of Celestica may be issued from treasury. At the annual special meeting of Celestica shareholders held April 17, 2002, shareholders approved an increase to the number of subordinate voting shares that may be issued from treasury under the Plan to 29,000,000. The number of subordinate voting shares which may be issued from treasury under the Plan to directors is limited to 2,000,000. In addition, Celestica may satisfy obligations under the Plan by acquiring subordinate voting shares in the market. The LTIP limits the number of subordinate voting shares which may be reserved for issuance to insiders or any one participant pursuant to options or rights granted pursuant to the Plan, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to 10% and 5%, respectively, of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

    The exercise price for any stock option issued under the Plan will not be less than the market price of the subordinate voting shares on the day preceding the date of grant, except that options to acquire subordinate voting shares were issued to directors and an officer substantially concurrently with the completion of the initial public offering with an exercise price equal to the initial public offering price ($8.75). Options issued under the Plan may be exercised during a period determined under the Plan, which may not exceed ten years. The Plan also provides that, unless otherwise determined by the board of directors, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or our affiliated entities. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

    The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at March 1, 2002 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. Unless otherwise noted, the address of each of the shareholders named below is our principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

                                                                        MARCH 1, 2002
                                                       ------------------------------------------------
                                                                         PERCENTAGE OF
                                                                           CLASS/ALL      PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)                             VOTING SHARES    EQUITY SHARES    VOTING POWER
---------------------------                            ---------------   --------------   -------------
Onex Corporation(2)(3)(4)............................  39,065,950 MVS     100.0%/17.0%        83.7%
                                                        3,976,236 SVS        2.1%/1.7%        *
Gerald W. Schwartz(2)(4)(5)..........................  39,065,950 MVS     100.0%/17.0%        83.7%
                                                        4,136,228 SVS        2.2%/1.8%        *
  Total percentage of all equity shares and total
    percentage of voting power.......................                            18.8%        84.0%

AIM Management Group Inc.(6)(7)......................  21,620,297 SVS       11.3%/9.4%         1.9%
Janus Capital Corporation(8)(9)......................   9,947,680 SVS        5.2%/4.3%        *

------------

*   Less than 1%.

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2) The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3) Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,909,980 subordinate voting shares held by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,754 subordinate voting shares representing an undivided interest of approximately 10.2% in 330,872 subordinate voting shares, and 404,128 subordinate voting shares directly or indirectly held by certain officers of Onex which Onex has the right to vote.

    Of these shares, 9,214,320 subordinate voting shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by a subsidiary of Onex. In addition, 1,757,467 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled and the issuer does not elect or the party to an equity forward agreements does not elect to satisfy its obligation in cash rather than delivering subordinate voting shares, if the issuer or the party to the equity forward agreements, as the case may be, does not have sufficient subordinate voting shares to satisfy the obligations, the requisite number of multiple voting shares held by such person will immediately be converted into subordinate voting shares, which shares will be delivered to satisfy such obligations.

    The shares Onex owns and the shares Onex has the right to vote represent in the aggregate 84.0% of the voting power of all Celestica shares. If the issuer of the exchangeable debentures due 2025 or the party to the equity forward agreement, as the case may be, elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration, of the debentures or at the settlement of the equity forward agreement, as the case may be, the shares that Onex owns and the shares Onex has the right to vote would, if the shares were delivered on March 1, 2002, represent in the aggregate 78% of the voting power of all Celestica shares.

(4) Multiple voting shares and subordinate voting shares have different voting rights. Information concerning voting rights is set forth in Item 10, "Additional Information -- Memorandum and Articles of
    Incorporation -- Multiple Voting Shares and Subordinate Voting Shares."

(5) Includes 159,992 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control and direction, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex.
    Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex. He controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica beneficially owned by Onex.

(6) The address of such shareholder is: 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

(7) The information concerning this shareholder's ownership of subordinate voting shares was obtained from the shareholder's Schedule 13G filed with the Securities and Exchange Commission on February 6, 2002.

(8) The address of such shareholder is: 100 Fillmore Street, Denver, Colorado 80206-4923.

(9) The information concerning this shareholder's ownership of subordinate voting shares was obtained from the shareholder's Schedule 13G filed with the Securities and Exchange Commission on February 8, 2002.

HOLDERS

    On March 1, 2002, there were approximately 1,549 holders of record of subordinate voting shares, of which approximately 337 holders, holding approximately 44% of the outstanding subordinate voting shares, were resident in the United States.

    On March 1, 2002, there was one holder of record of the Senior Subordinated Notes; the holder of record was in the United States.

    On March 1, 2002, there was one holder of record of the Liquid Yield Option-TM- Notes due 2020; the holder of record was in the United States.

B.  RELATED PARTY TRANSACTIONS

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Celestica and Onex are parties to a Management Services Agreement under which Onex has agreed to provide management, administrative, strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Management Services Agreement equal to $2.0 million per year adjusted for changes in the Canadian consumer price index. The Management Services Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent in the determination of the board of directors of Celestica with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's-length to Celestica. The Management Services Agreement has a term of five years, commencing July 7, 1998, with automatic renewal for successive one-year periods thereafter, subject to termination on 12 months' prior written notice at any time after the initial five-year term by the directors of Celestica who are independent of Celestica and Onex, and provided that in any event the Management Services Agreement, and the rights of Onex to receive fees (other than accrued and unpaid fees), will terminate 30 days after the first day upon which Onex ceases to hold at least one multiple voting share. During 2001, Celestica paid to Onex management fees of approximately $2.1 million.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

    As at March 1, 2002, Celestica had guaranteed $4,401,372 aggregate indebtedness of certain officers and employees of Celestica incurred in connection with the purchase of subordinate voting shares. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.

       INDEBTEDNESS OF SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

                                                              LARGEST AMOUNT          AMOUNT
                                                               OUTSTANDING      OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION                                   DURING 2001(1)   MARCH 1, 2002(1)(2)
---------------------------                                   --------------   --------------------
J. Marvin M(a)Gee...........................................     $155,391            $155,391
President and Chief Operating Officer

R. Thomas Tropea............................................     $407,396            $407,396
Vice Chair, Global Customer Units and Worldwide Marketing
  and Business Development

Alastair Kelly..............................................     $134,805                 nil
Executive Vice President, Corporate Development

Daniel P. Shea..............................................     $280,998            $280,998
Senior Vice President and Chief Technology Officer

Rahul Suri..................................................     $957,108            $957,108
Senior Vice President, Mergers and Acquisitions

F. Graham Thouret...........................................     $ 97,383                 nil
Vice President and Corporate Treasurer

Peter J. Bar................................................     $ 92,957                 nil
Vice President and Corporate Controller

------------

(1) All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.5955 and from British pounds sterling at an exchange rate of $1.00 = L0.7047.

(2) All guaranteed amounts incur interest at a rate equal to certain commercial banks' prime lending rates. The security for each of the guaranteed amounts is the purchased subordinate voting shares.

    No securities were purchased by any director or officer during 2001 with the financial assistance of Celestica. No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the year ended December 31, 2001.

C.  INTERESTS OF EXPERTS AND COUNSEL

    Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    See Item 18, "Financial Statements."

LITIGATION

    We are not a party to any legal proceedings which, if decided adversely, could reasonably be expected to have a material adverse effect on the results of operations, business, prospects or financial condition of Celestica.

DIVIDEND POLICY

    We have not declared or paid any dividends to our shareholders. We will retain earnings for general corporate purposes to promote future growth; as such, the board of directors does not anticipate paying any dividends for the foreseeable future. Celestica's board of directors will review this policy from time to time, having regard to our financial condition, financing requirements and other relevant factors. In addition, our Senior Subordinated Notes due 2006 include a covenant restricting our ability to pay dividends, and our credit facilities contain financial covenants that may indirectly restrict our ability to pay dividends.

B.  SIGNIFICANT CHANGES

    See Note 21 of the Consolidated Financial Statements in Item 18 for information on significant changes.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

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

THE ANNUAL HIGH AND LOW MARKET PRICES FOR THE FOUR MOST RECENT FISCAL YEARS(1)

                                                                            NYSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 1998 (from June 30, 1998)...........   $13.75     $ 5.19     22,165,800
Year ended December 31, 1999................................    57.00      12.06    115,803,800
Year ended December 31, 2000................................    87.00      35.50    314,486,100
Year ended December 31, 2001................................    76.40      20.69    602,213,700

                                                                             TSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 1998 (from June 30, 1998)...........  C$ 21.13   C$ 8.00     33,833,130
Year ended December 31, 1999................................     82.75     18.40    142,584,064
Year ended December 31, 2000................................    128.25     51.05    202,303,300
Year ended December 31, 2001................................    114.00     32.42    323,130,318

------------

(1) The subordinate voting shares began trading on June 30, 1998.

THE HIGH AND LOW MARKET PRICES FOR EACH FULL FISCAL QUARTER FOR THE TWO MOST
  RECENT FISCAL YEARS

                                                                            NYSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 2000
  First quarter.............................................   $60.06     $37.56     75,117,400
  Second quarter............................................    54.56      38.00     39,642,500
  Third quarter.............................................    84.00      48.69     80,355,200
  Fourth quarter............................................    84.50      46.50    119,371,000

Year ended December 31, 2001
  First quarter.............................................   $76.40     $25.80    143,622,000
  Second quarter............................................    63.25      24.00    166,006,300
  Third quarter.............................................    50.94      20.69    148,784,400
  Fourth quarter............................................    48.40      25.41    143,801,000

                                                                             TSE
                                                              ---------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   -----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
Year ended December 31, 2000
  First quarter.............................................  C$ 87.40   C$54.00     61,429,900
  Second quarter............................................     79.90     57.85     41,617,200
  Third quarter.............................................    123.65     72.60     43,279,500
  Fourth quarter............................................    128.00     70.80     55,976,600

Year ended December 31, 2001
  First quarter.............................................  C$114.00   C$40.75     85,670,137
  Second quarter............................................     97.50     37.55     81,722,757
  Third quarter.............................................     78.10     32.42     65,423,337
  Fourth quarter............................................     76.50     40.12     90,314,087

THE HIGH AND LOW MARKET PRICES FOR EACH MONTH FOR THE MOST RECENT SIX MONTHS

                                                                            NYSE
                                                              --------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   ----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
October 2001................................................   $40.50     $25.41    59,375,300
November 2001...............................................    43.25      33.45    40,140,700
December 2001...............................................    48.40      38.57    44,285,000
January 2002................................................    47.08      39.82    44,725,400
February 2002...............................................    42.75      32.64    48,792,000
March 2002..................................................    41.60      32.52    47,626,800

                                                                            TSE
                                                              --------------------------------
                                                                HIGH       LOW        VOLUME
                                                              --------   --------   ----------
                                                                   Price per
                                                                  Subordinate
                                                                 Voting Share
October 2001................................................  C$64.20    C$40.12    38,411,316
November 2001...............................................    68.60      53.12    27,479,085
December 2001...............................................    76.50      60.76    24,423,686
January 2002................................................    75.05      63.60    22,554,639
February 2002...............................................    67.85      52.20    23,792,155
March 2002..................................................    65.50      51.89    28,565,524

    The LYONs are listed on the NYSE. The market price range of the LYONs on the NYSE for the periods indicated are set forth in the following tables.

THE ANNUAL HIGH AND LOW MARKET PRICES FOR THE LYONS FOR THE TWO MOST RECENT
  FISCAL YEARS

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
Year ended December 31, 2000 (from August 1, 2000)(1).......   $55.83     $40.05
Year ended December 31, 2001................................    53.74      34.56

------------

(1) The LYONs began trading on August 1, 2000.

THE HIGH AND LOW MARKET PRICES FOR THE LYONS FOR EACH FULL FISCAL QUARTER FOR
  THE TWO MOST RECENT FISCAL YEARS

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
Year ended December 31, 2000 (from August 1, 2000)(1)
  Third quarter.............................................   $55.83     $48.75
  Fourth quarter............................................    55.24      40.05

Year ended December 31, 2001
  First quarter.............................................   $53.74     $35.48
  Second quarter............................................    48.82      34.56
  Third quarter.............................................    44.24      35.82
  Fourth quarter............................................    44.72      36.51

------------

(1) The LYONs began trading on August 1, 2000.

THE HIGH AND LOW MARKET PRICES FOR THE LYONS FOR EACH MONTH FOR THE MOST RECENT
  SIX MONTHS

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
October 2001................................................   $41.41     $36.51
November 2001...............................................    42.60      40.55
December 2001...............................................    44.72      42.22
January 2002................................................    53.74      34.56
February 2002...............................................    44.83      41.73
March 2002..................................................    44.68      41.73

B.  PLAN OF DISTRIBUTION

    Not applicable.

C.  MARKETS

    The subordinate voting shares are listed on the NYSE and the TSE.

    Celestica's 10 1/2% Senior Subordinated Notes due 2006 are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. The Senior Subordinated Notes are not listed on any securities exchange or quoted through NASDAQ. We have not been able to obtain information as to the sales prices of the Senior Subordinated Notes.

    Celestica's Liquid Yield Option-TM- Notes (LYONs) due 2020 are listed on the NYSE. In Canada, the LYONs are offered on a private placement basis through Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates. Liquid Yield Option-TM- Notes is a trademark of Merrill Lynch & Co., Inc.

D.  SELLING SHAREHOLDERS

    Not applicable.

E.  DILUTION

    Not applicable.

F.  EXPENSE OF THE ISSUE

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

    Not applicable.

B.  MEMORANDUM AND ARTICLES OF INCORPORATION

    ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS

    The BUSINESS CORPORATIONS ACT (Ontario), or the OBCA, requires Celestica to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits Celestica to call a special shareholders' meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of Celestica's shares carrying the right to vote at a meeting sought to be held may requisition our directors to call a special shareholders' meeting for the purposes stated in the requisition. Celestica is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities and the SEC. Our by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 35% of Celestica's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as our auditors, are entitled to be admitted to our annual and special shareholders' meetings.

    ARTICLES OF INCORPORATION

    Celestica's articles of incorporation do not place any restrictions on Celestica's objects and purposes.

    CERTAIN POWERS OF DIRECTORS

    The OBCA requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a company, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the company, shall disclose in writing to the company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is:

    (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate;

    (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;

    (c) one for indemnity of or insurance for directors as contemplated under the OBCA; or

    (d) one with an affiliate.

    However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

    Celestica's by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of Celestica who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on Celestica's behalf other than the normal work ordinarily required of a director of Celestica. The by-laws provide that confirmation of any such resolution by Celestica's shareholders is not required.

    The by-laws provide that the directors may:

    (a) borrow money upon the credit of Celestica;

    (b) limit or increase the amount to be borrowed;

    (c) issue, reissue, sell or pledge bonds, debentures, notes or other securities or debt obligations of Celestica;

    (d) issue, sell or pledge such bonds, debentures, notes or other securities or debt obligations for such sums and at such prices as may be deemed expedient; and

    (e) mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of Celestica, and Celestica's undertaking and rights to secure any such bonds, debentures, notes or other securities or debt obligations, or to secure any of Celestica's present or future borrowing, liability or obligation.

    The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of Celestica. The OBCA requires the directors to submit any such amendment or repeal to Celestica's shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

    ELIGIBILITY TO SERVE AS A DIRECTOR

    The by-laws provide that every director shall be an individual 18 or more years of age and that no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director. There is no provision of the articles of incorporation or by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement. The OBCA requires that a majority of the directors of Celestica be resident Canadians.

    The OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the articles of incorporation imposing a requirement that a director hold any shares issued by Celestica.

AUTHORIZED CAPITAL OF CELESTICA

    Celestica's authorized capital consists of an unlimited number of preference shares issuable in series, an unlimited number of subordinate voting shares and an unlimited number of multiple voting shares.

MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

    VOTING RIGHTS

    The holders of subordinate voting shares and multiple voting shares are entitled to notice of and to attend all meetings of shareholders and to vote at all such meetings together as a single class, except in respect of matters where only the holders of shares of one class or series of shares are entitled to vote separately pursuant to applicable law. The subordinate voting shares carry one vote per share and the multiple voting shares carry 25 votes per share. Generally, all matters to be voted on by shareholders must be approved by a simple majority (or, in the case of election of directors, by a plurality, and in the case of an amalgamation or amendments to the articles of Celestica, by two-thirds) of the votes cast in respect of multiple voting shares and subordinate voting shares held by persons present in person or by proxy, voting together as a single class. The holders of multiple voting shares are entitled to one vote per share held at meetings of holders of multiple voting shares at which they are entitled to vote separately as a class.

    DIVIDENDS

    The subordinate voting shares and the multiple voting shares are entitled to share ratably, as a single class, in any dividends declared by the board of directors of Celestica, subject to any preferential rights of any outstanding preference shares in respect of the payment of dividends. Dividends consisting of subordinate voting shares and multiple voting shares may be paid only as follows: (i) subordinate voting shares may be paid only to holders of subordinate voting shares, and multiple voting shares may be paid only to holders of multiple voting shares; and (ii) proportionally with respect to each outstanding subordinate voting share and multiple voting share.

    CONVERSION

    Each multiple voting share is convertible at any time at the option of the holder thereof into one subordinate voting share.

    Multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares, and the multiple voting shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex or (ii) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes,
(i) "Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person.

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

    MODIFICATION, SUBDIVISION AND CONSOLIDATION

    Any modification to the provisions attaching to either the subordinate voting shares or the multiple voting shares requires the separate affirmative vote of two-thirds of the votes cast by the holders of subordinate voting shares and multiple voting shares, respectively, voting as separate classes. The Company may not subdivide or consolidate the subordinate voting shares or the multiple voting shares without at the same time proportionally subdividing or consolidating the shares of the other class.

    CREATION OF OTHER VOTING SHARES

    The Company may not create any class or series of shares or issue any shares of any class or series (other than subordinate voting shares) having the right to vote generally on all matters that may be submitted to a vote of shareholders (except matters for which applicable law requires the approval of holders of another class or series of shares voting separately as a class or series) without the separate affirmative vote of two-thirds of the votes cast by the holders of the subordinate voting shares and the multiple voting shares, respectively, voting as separate classes.

    RIGHTS ON DISSOLUTION

    With respect to a distribution of assets in the event of a liquidation, dissolution or winding-up of Celestica, whether voluntary or involuntary, or any other distribution of the assets of Celestica for the purposes of winding up our affairs, holders of subordinate voting shares and multiple voting shares will share ratably as a single class in assets available for distribution to holders of subordinate voting shares and multiple voting shares after payment in full of the amounts required to be paid to holders of preference shares, if any.

    OTHER RIGHTS

    Neither the subordinate voting shares nor the multiple voting shares are redeemable, nor do the holders of such shares have pre-emptive rights to purchase additional shares.

    All of the outstanding subordinate voting shares and all of the outstanding multiple voting shares will be fully paid and non-assessable.

PREFERENCE SHARES

    The articles of Celestica permit the issuance of preference shares in series, without further approval of shareholders. The number of preference shares of each series and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series, including, without limitation, any voting rights (other than general voting rights), any rights to receive dividends or any terms of redemption, shall be determined by the board of directors. The holders of the preference shares are entitled to dividends in priority to the holders of multiple voting shares, the subordinate voting shares or other shares ranking junior to the preference shares. With respect to a distribution of assets in the event of a liquidation, dissolution or winding-up of Celestica, whether voluntary or involuntary, or any other distribution of the assets of Celestica for the purposes of winding up our affairs, the preference shares rank in priority to the multiple voting shares, the subordinate voting shares and any other shares ranking junior to the preference shares.

    Additional information concerning the rights and limitations of shareholders found in Celestica's articles of incorporation is hereby incorporated by reference to our registration statement on Form F-4 (Reg. No. 333-9636).

C.  MATERIAL CONTRACTS

    The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report:

                                                                                                           APPROXIMATE
DATE                                 PARTIES                   TYPE              TERMS AND CONDITIONS     CONSIDERATION
--------------------------  --------------------------  -------------------   --------------------------  -------------
February 9, 2000, amended   Celestica, Celestica        Quota (Share)         Celestica and Celestica     $335 million
February 28, 2000 and       Europe Inc., IBM            Purchase Agreement    Europe Inc. acquired all
May 31, 2000                Italia S.p.A. and IBM                             the voting stock of WCE
                            Semea Servizi                                     Italia S.R.L.
                            Finanziari S.p.A.

June 22, 2000               Celestica and NEC do        Acquisition           Celestica acquired all the  $123 million
                            Brasil S.A.                 Agreement             shares of NDB
                                                                              Industrial Ltda.

December 5, 2000            Celestica Corporation,      Asset Purchase        Celestica Corporation and    $70 million
                            Celestica Ireland Limited,  Agreement             Celestica Ireland Limited
                            Motorola, Inc. and                                acquired certain assets
                            Motorola B.V.                                     from Motorola, Inc. and
                                                                              Motorola B.V. in Dublin,
                                                                              Ireland and Mt. Pleasant,
                                                                              Iowa

February 19, 2001, amended  Celestica Corporation and   Asset Purchase        Celestica Corporation       $200 million
May 4, 2001                 Avaya, Inc.                 Agreement             acquired certain assets
                                                                              from Avaya in Denver,
                                                                              Colorado and Little Rock,
                                                                              Arkansas

May 31, 2001                Celestica and Primetech     Arrangement           Celestica acquired all of   $179 million
                            Electronics Inc.            Agreement             the shares of Primetech
                                                                              Electronics Inc.

June 15, 2001               Omni Industries Limited     Merger Agreement      Celestica acquired all of   $865 million
                                                                              the shares of Omni
                                                                              Industries Limited

July 24, 2001               Celestica Corporation and   Asset Purchase        Celestica Corporation        $570 million
                            Lucent Technologies Inc.    Agreements            acquired certain assets
                                                                              from Lucent in Columbus,
                                                                              Ohio and Oklahoma City,
                                                                              Oklahoma

D.  EXCHANGE CONTROLS

    Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, except as described under Item 10(E), "-- Taxation," below.

E.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a "U.S. Holder") who acquires subordinate voting shares and who, for purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act") and the CANADA-UNITED STATES INCOME TAX CONVENTION
(1980) (the "Tax Treaty"), at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian
Tax Act), or is an insurer that carries on an insurance business in Canada and elsewhere.

    This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to March 1, 2002, and Celestica's understanding of the current published administrative practices of the Canada Customs and Revenue Agency.

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

    TAXATION OF DIVIDENDS

    By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on subordinate voting shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividend will be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns at least 10% of the voting stock of Celestica. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Celestica would not be required to withhold such tax from dividends paid or credited to such organization.

    DISPOSITION OF SUBORDINATE VOTING SHARES

    A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian
Tax Act) (other than treaty-protected property, as defined in the Canadian
Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the non-resident, persons with whom the non-resident did not deal at arm's length, or the non-resident together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. For this purpose, a person is considered to own any shares in respect of which the person has or had an option or other interest therein. Provided they are listed on a prescribed stock exchange for purposes of the Canadian Tax Act, subordinate voting shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to Celestica. Even if the subordinate voting shares are taxable Canadian property to a U.S. Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from "real property" (as defined in the Canadian
Tax Act) situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion describes the material United States federal income tax consequences to United States Holders (as defined below) of subordinate voting shares. A United States Holder is a citizen or resident of the United States, a corporation or partnership or limited liability company created or organized in or under the laws of the United States or of any political subdivision thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more
U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has made an election under applicable U.S. Treasury regulations to be treated as a U.S. Person. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase, hold or dispose of subordinate voting shares. This summary considers only United States Holders who will own subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In this context, the term "capital assets" means, in general, assets held for investment by a taxpayer. Material aspects of U.S. federal income tax relevant to non-United States Holders are also discussed below.

    This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of March 1, 2002, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker-dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a straddle, "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

    This discussion does not address any aspect of U.S. federal gift or estate tax or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold subordinate voting shares through a partnership or other pass-through entity. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners. You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the subordinate voting shares.

    TAXATION OF DIVIDENDS PAID ON SUBORDINATE VOTING SHARES

    In the event that Celestica pays a dividend, and subject to the discussion of the passive foreign investment company (PFIC) rules below, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on subordinate voting shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Company's current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the subordinate voting shares and, to the extent in excess of such basis, will be treated as capital gain.

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

    United States Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit
U.S. tax liability for the year attributable to foreign source taxable income. A United States Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on subordinate voting shares to the extent that he or she has not held the subordinate voting shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a United States Holder has substantially diminished his or her risk of loss on his or her subordinate voting shares are not counted toward meeting the 16-day holding period.

    TAXATION OF DISPOSITION OF SUBORDINATE VOTING SHARES

    Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition. A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares." A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 20% rate of taxation for non-corporate taxpayers. Special rules (and generally lower maximum rates) apply to non-corporate taxpayers in lower tax brackets. Further preferential tax treatment may be available for non-corporate taxpayers who dispose of subordinate voting shares held for over five years. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of subordinate voting shares is subject to limitations. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

    TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

    A non-U.S. corporation will be a PFIC if, in general, either (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in a public offering. If we were a PFIC and a United States Holder did not make an election to treat the company as a "qualified electing fund" and did not make a mark-to-market election, each as described below, then:

    - Excess distributions by Celestica to a United States Holder would be taxed in a special way. "Excess distributions" are amounts received by a United States Holder with respect to subordinate voting shares in any taxable year that exceed 125% of the average distributions received by the United States Holder from the company in the shorter of either the three previous years or his or her holding period for his or her shares before the present taxable year. Excess distributions must be allocated ratably to each day that a United States Holder has held subordinate voting shares. A United States Holder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A United States Holder must pay tax on amounts allocated to each prior taxable PFIC year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

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

    A United States Holder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the United States Holder's adjusted tax basis in the PFIC shares. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. The subordinate voting shares would be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election would be made if Celestica were classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and United States Holders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.

    We believe that we will not be a PFIC for 2002. Based on our current business plan, we do not expect to become a PFIC in the foreseeable future. These conclusions rest at least in part on factual issues, including a determination as to value of assets and projections as to our revenue. We cannot assure you that our actual revenues, including our revenues for the remainder of 2002, will be as projected or that a determination as to non-PFIC status would not be challenged by the Internal Revenue Service. Moreover, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

    TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS OF SUBORDINATE VOTING SHARES

    Except as described in "Information Reporting and Back-up Withholding" below, a non-United States Holder of subordinate voting shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, subordinate voting shares unless:

    - the item is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, such item is attributable to a permanent establishment in the United States;

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

    INFORMATION REPORTING AND BACK-UP WITHHOLDING

    United States Holders generally are subject to information reporting requirements and back-up withholding at a current rate of 30% (which rate will be reduced over the next four years in accordance with recently enacted tax legislation) with respect to dividends paid in the United States and on proceeds paid from the disposition of shares, unless the United States Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholdings, and otherwise complies with applicable requirements of the backup withholding rules.

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

    You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W.,
Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a

Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

    You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

    We also file reports, statements and other information with the Canadian Securities Administrators, or the CSAs, and these can be accessed electronically at the CSAs' System for Electronic Document Analysis and Retrieval web-site at http://www.sedar.com.

I.  SUBSIDIARY INFORMATION

    Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EXCHANGE RATE RISK

    Celestica has entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk in excess of amounts recognized in the balance sheets. As at December 31, 2001, Celestica had outstanding foreign exchange contracts to sell U.S. $379.5 million in exchange for Canadian dollars over a period of 17 months at a weighted average exchange rate of U.S.$0.65, U.S. $56.6 million in exchange for British pounds sterling over a 15-month period at a weighted average exchange rate of U.S. $1.40, U.S. $46.3 million in exchange for Mexican pesos over a period of 12 months at a weighted average rate of exchange of U.S. $0.10, U.S. $191.8 million in exchange for Euros over a 15-month period at a weighted average exchange rate of U.S. $0.88, U.S. $24.2 million in exchange for Thai baht over a 12-month period at a weighted average exchange rate of U.S. $0.02 and U.S. $6.4 million in exchange for Czech koruna over a 12-month period at a weighted average exchange rate of U.S. $0.03. The table below provides information about Celestica's foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2001, these contracts had a fair value liability of U.S. $7.4 million.

                                                                           DECEMBER 31, 2001
                                                       ----------------------------------------------------------
                                                                         EXPECTED MATURITY DATE
                                                       ----------------------------------------------------------
                                                                                                      FAIR VALUE
                                                         2002       2003     THEREAFTER    TOTAL     GAIN (LOSS)
                                                       --------   --------   ----------   --------   ------------
FORWARD EXCHANGE AGREEMENTS
  Receive C$/Pay U.S.$
    Contract amount..................................   $346.0     $33.5       $--         $379.5       $(10.9)
    Average exchange rate............................   $ 0.65     $0.63                   $ 0.65
  Receive L/Pay U.S.$
    Contract amount..................................   $ 52.5     $ 4.1        --         $ 56.6       $  1.4
    Average exchange rate............................   $ 1.40     $1.37                   $ 1.40
  Receive Mexican Pesos/Pay U.S. $ Contract amount...   $ 46.3      --          --         $ 46.3       $  2.2
    Average exchange rate............................   $ 0.10                             $ 0.10
  Receive Euro/Pay U.S.$
    Contract amount..................................   $178.6     $13.2        --         $191.8       $ (0.6)
    Average exchange rate............................   $ 0.88     $0.88                   $ 0.88
  Receive Baht/Pay U.S.$ Contract amount.............   $ 24.2      --          --         $ 24.2       $  0.2
    Average exchange rate............................   $ 0.02                             $ 0.02
  Receive Koruna/Pay U.S.$ Contract amount...........   $  6.4      --          --         $  6.4       $  0.3
    Average exchange rate............................   $ 0.03                             $ 0.03
                                                        ------     -----       ------      ------       ------
      Total..........................................   $654.0     $50.8       $--         $704.8       $ (7.4)
                                                        ======     =====       ======      ======       ======

INTEREST RATE RISK

    Celestica's existing debt is predominantly at fixed rates. The table below provides information about Celestica's financial instruments that are sensitive to changes in interest rates.

                                                                         EXPECTED MATURITY DATE
                                        -----------------------------------------------------------------------------------------
                                          2002       2003       2004       2005       2006     THEREAFTER    TOTAL     FAIR VALUE
                                        --------   --------   --------   --------   --------   ----------   --------   ----------
                                                                           (U.S.$ in millions)
Long-term debt
Subordinate debt......................   $    0     $    0     $    0     $    0     $130.0      $    0      $130.0      $136.5
  Fixed rate..........................     10.5%      10.5%      10.5%      10.5%      10.5%
All other obligations (including
  capital leases).....................     10.0        4.5        1.3        0.7        0.6         0.3        17.4        17.4
                                         ------     ------     ------     ------     ------      ------      ------      ------
    Total.............................   $ 10.0     $  4.5     $  1.3     $  0.7     $130.6      $  0.3      $147.4      $153.9
                                         ======     ======     ======     ======     ======      ======      ======      ======

CONVERTIBLE DEBT (LYONS)

    We have issued convertible debt with a principal amount at maturity of $1.8 billion, payable August 1, 2020. At March 1, 2002, we were not exposed to interest rate risk on this debt because (i) the issue price represents a fixed yield to maturity, (ii) the principal payable at maturity is fixed and
(iii) the conversion ratio into subordinate voting shares of Celestica is fixed.

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

ITEM 18.  FINANCIAL STATEMENTS

    The following financial statements have been filed as part of this Annual
Report:

                                                                        PAGE
                                                                      --------
        Auditors' Report............................................    F-2
        Consolidated Balance Sheets as at December 31, 2000 and
          2001......................................................    F-4
        Consolidated Statements of Earnings (Loss) for the years
          ended December 31, 1999, 2000 and 2001....................    F-5
        Consolidated Statements of Shareholders' Equity for the
          years ended December 31, 1999, 2000 and 2001..............    F-6
        Consolidated Statements of Cash Flows for the years ended
          December 31, 1999, 2000 and 2001..........................    F-7
        Notes to the Consolidated Financial Statements..............    F-8

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

      1.8                         Bylaw No. 1(4)

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

      2.5                         Guarantee Agreement, dated as of November 18, 1996, between
                                  Celestica Corporation and The Chase Manhattan Bank, as
                                  Trustee(6)

      EXHIBIT
      NUMBER                      DESCRIPTION
      -------                     -----------
      2.6                         Supplemental Indenture, dated as of July 7, 1998, among
                                  Celestica International Inc., Celestica Inc. and The Chase
                                  Manhattan Bank, as Trustee(3)

      2.7                         Supplemental Indenture, dated as of May 26, 2000, between
                                  Celestica Inc. and The Chase Manhattan Bank, as Trustee(7)

      2.8                         Indenture, dated as of August 1, 2000, between
                                  Celestica Inc. and The Chase Manhattan Bank, as Trustee
                                  (including a form of the Outstanding Notes)(8)

      2.10                        Amended and Restated Credit Agreement, dated as of June 8,
                                  2001, between Celestica Inc., the subsidiaries of
                                  Celestica Inc., specified therein as Designated
                                  Subsidiaries, The Bank of Nova Scotia, as Administrative
                                  Agent, The Bank of Nova Scotia, as Canadian Facility Agent,
                                  The Bank of Nova Scotia, as U.S. Facility Agent, The Bank of
                                  Nova Scotia, as U.K. Facility Agent, the financial
                                  institutions named in Schedule A as Canadian lenders, the
                                  financial institutions named in Schedule B as U.S. lenders, and the financial institutions named in Schedule C as
                                  U.K. lenders(9)

      2.11                        Amended and Restated Revolving Term Credit Agreement, dated as of June 8, 2001, between Celestica Inc., the subsidiaries of Celestica Inc., specified therein as Designated
                                  Subsidiaries, The Bank of Nova Scotia, as Administrative
                                  Agent, The Bank of Nova Scotia, as Canadian Facility Agent,
                                  The Bank of Nova Scotia, as U.S. Facility Agent, The Bank of
                                  Nova Scotia, as U.K. Facility Agent, the financial
                                  institutions named in Schedule A as Canadian lenders, the
                                  financial institutions named in Schedule B as U.S. lenders, and the financial institutions named in Schedule C as
                                  U.K. lenders(9)

      2.12                        Four Year Revolving Term Credit Agreement, dated as of
                                  July 31, 2001, among Celestica Inc. and Celestica
                                  International Inc., as Borrowers, The Bank of Nova Scotia,
                                  as Administrative Agent, and the financial institutions
                                  named therein, as Lenders(9)

      3.                          Certain Contracts:

      3.1                         Management Services Agreement, dated as of July 7, 1998,
                                  among Celestica Inc., Celestica North America Inc. and Onex
                                  Corporation(5)

      3.2                         Quota (Share) Purchase Agreement, dated February 9, 2000,
                                  between Celestica Inc., Celestica Europe Inc., IBM
                                  Italia S.p.A. and IBM Semea Servizi Finanziari S.p.A.(4)*

      3.3                         Quota Purchase Agreement, dated June 22, 2000, between NEC do Brasil S.A. and Celestica Inc.(4)*

      3.4                         Amended and Restated Asset Purchase Agreement, dated as of
                                  December 5, 2000, between Celestica Corporation, Celestica
                                  Ireland Limited, Motorola, Inc. and Motorola B.V.(4)*

      3.5                         Asset Purchase Agreement, dated as of February 19, 2001, by and between Avaya Inc. and Celestica Corporation(4)*

      3.6                         Amendment No. 1 to the Asset Purchase Agreement, dated as of
                                  May 4, 2001, by and between Avaya Inc. and Celestica
                                  Corporation(4)

      3.7                         Arrangement Agreement, dated as of May 31, 2001, between
                                  Celestica Inc. and Primetech Electronics Inc.

      3.8                         Merger Agreement, dated as of June 15, 2001, between Omni
                                  Industries Limited and Celestica Inc.

      3.9                         Asset Purchase Agreement, dated as of July 24, 2001, between
                                  Lucent Technologies Inc. and Celestica Corporation**

      3.10                        Asset Purchase Agreement, dated as of July 24, 2001, between
                                  Lucent Technologies Inc. and Celestica Corporation**

      EXHIBIT
      NUMBER                      DESCRIPTION
      -------                     -----------
      3.11                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Eugene V. Polistuk(1)

      3.12                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Anthony P. Puppi(1)

      3.13                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Daniel P. Shea(1)

      3.14                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Douglas C. McDougall(1)

      3.15                        Employment Agreement, dated as of June 30, 1998, by and
                                  between Celestica Inc. and R. Thomas Tropea(10)

      3.16                        Celestica, Inc. -- Celestica Retirement Plan (Canada)(2)

      3.17                        D2D Employee Share Purchase and Option Plan (1997)(2)

      3.18                        Celestica 1997 U.K. Approved Share Option Scheme(1)

      3.19                        1998 U.S. Executive Share Purchase and Option Plan(11)

      8.1                         Subsidiaries of Registrant

------------

* Request for confidential treatment granted. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

** Confidential treatment requested. Confidential portions of the document have been redacted and filed separately with the Securities and Exchange Commission.

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

(3) Incorporated by reference to the Registration Statement on Form F-1 of Celestica Inc. filed on February 16, 1999 (Registration No. 333-10030).

(4) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 22, 2001.

(5) Incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 of Celestica Inc. filed on June 25, 1998 (Registration
    No. 333-8700).

(6) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Celestica International Inc. filed on March 5, 1997 (Registration No. 333-6308).

(7) Incorporated by reference to the Registration Statement on Form F-3 of Celestica Inc. filed on July 11, 2000 (Registration No. 333-12272).

(8) Incorporated by reference to the Current Report on Form 6-K of Celestica Inc. for the month of August, 2000.

(9) Incorporated by reference to the Registration Statement on Form F-3 of Celestica Inc. filed on September 10, 2001 (Registration No. 333-69278).

(10) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 18, 2000.

(11) Incorporated by reference to the Registration Statement on Form S-8 of Celestica Inc. filed on October 8, 1998 (Registration No. 333-9500).

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       CELESTICA INC.

                                                       By:            /s/ ELIZABETH L. DELBIANCO
                                                            ----------------------------------------------
                                                                        Elizabeth L. DelBianco
                                                             VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY

Date:   -  , 2002

                      Consolidated Financial Statements of
                                 CELESTICA INC.
                  Years ended December 31, 1999, 2000 and 2001
                         (in millions of U.S. dollars)

                                AUDITORS' REPORT

To the Board of Directors of
CELESTICA INC.

    We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2000 and 2001 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    With respect to the consolidated financial statements for each of the years in the two year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                                     /s/ KPMG LLP
JANUARY 21, 2002                                           CHARTERED ACCOUNTANTS

   COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 2(n) to the financial statements relating to the adoption by the Company of CICA Handbook Section 1581 -- Business Combinations and CICA Handbook
Section 3062 -- Goodwill and Other Intangible Assets, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Our report to the shareholders dated January 21, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada                                                     /s/ KPMG LLP
JANUARY 21, 2002                                           CHARTERED ACCOUNTANTS

                                 CELESTICA INC.

                          CONSOLIDATED BALANCE SHEETS

                         (IN MILLIONS OF U.S. DOLLARS)

                                                               AS AT DECEMBER 31
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
ASSETS
Current assets:
  Cash and short-term investments...........................  $  883.8   $1,342.8
  Accounts receivable (note 4)..............................   1,785.7    1,054.1
  Inventories (note 5)......................................   1,664.3    1,372.7
  Prepaid and other assets..................................     138.8      177.3
  Deferred income taxes.....................................      48.4       49.7
                                                              --------   --------
                                                               4,521.0    3,996.6
Capital assets (note 6).....................................     633.4      915.1
Intangible assets (note 7)..................................     578.3    1,556.0
Other assets (note 8).......................................     205.3      165.2
                                                              --------   --------
                                                              $5,938.0   $6,632.9
                                                              ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $1,730.4   $1,198.3
  Accrued liabilities.......................................     466.3      405.7
  Income taxes payable......................................      52.6       21.0
  Deferred income taxes.....................................       7.7       21.8
  Current portion of long-term debt (note 9)................       1.4       10.0
                                                              --------   --------
                                                               2,258.4    1,656.8
Long-term debt (note 9).....................................     130.6      137.4
Accrued post-retirement benefits (note 16)..................      38.1       47.3
Deferred income taxes.......................................      38.6       41.5
Other long-term liabilities.................................       3.0        4.3
                                                              --------   --------
                                                               2,468.7    1,887.3
Shareholders' equity........................................   3,469.3    4,745.6
                                                              --------   --------
                                                              $5,938.0   $6,632.9
                                                              ========   ========

Commitments and contingencies (note 18)
Subsequent event (note 21)
Canadian and United States accounting policy differences (note 22)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1999       2000       2001
                                                              --------   --------   ---------
Revenue.....................................................  $5,297.2   $9,752.1   $10,004.4
Cost of sales...............................................   4,914.7    9,064.1     9,291.9
                                                              --------   --------   ---------
Gross profit................................................     382.5      688.0       712.5
Selling, general and administrative expenses................     202.2      326.1       341.4
Amortization of intangible assets (note 7)..................      55.6       88.9       125.0
Integration costs related to acquisitions (note 3)..........       9.6       16.1        22.8
Other charges (note 13).....................................     --         --          273.1
                                                              --------   --------   ---------
                                                                 267.4      431.1       762.3
                                                              --------   --------   ---------
Operating income (loss).....................................     115.1      256.9       (49.8)
Interest on long-term debt..................................      17.3       17.8        19.8
Interest income, net........................................      (6.6)     (36.8)      (27.7)
                                                              --------   --------   ---------
Earnings (loss) before income taxes.........................     104.4      275.9       (41.9)
                                                              --------   --------   ---------
Income taxes (note 14):
  Current...................................................      30.7       80.1        25.8
  Deferred (recovery).......................................       5.3      (10.9)      (27.9)
                                                              --------   --------   ---------
                                                                  36.0       69.2        (2.1)
                                                              --------   --------   ---------
Net earnings (loss).........................................  $   68.4   $  206.7   $   (39.8)
                                                              ========   ========   =========
Basic earnings (loss) per share (note 12)...................  $   0.41   $   1.01   $   (0.26)
Diluted earnings (loss) per share (notes 2, 12).............  $   0.40   $   0.98   $   (0.26)
Weighted average number of shares outstanding (note 12)
  Basic (in millions).......................................     167.2      199.8       213.9
  Diluted (in millions) (note 2)............................     171.2      211.8       213.9
Net earnings (loss) in accordance with U.S. GAAP
  (note 22).................................................  $   66.5   $  197.4   $   (51.3)
Basic earnings (loss) per share, in accordance with
  U.S. GAAP (note 22).......................................  $   0.40   $   0.99   $   (0.24)
Diluted earnings (loss) per share, in accordance with
  U.S. GAAP (note 22).......................................  $   0.39   $   0.96   $   (0.24)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                         (IN MILLIONS OF U.S. DOLLARS)

                                                                                         FOREIGN
                                             CONVERTIBLE                   RETAINED     CURRENCY         TOTAL
                                                DEBT       CAPITAL STOCK   EARNINGS    TRANSLATION   SHAREHOLDERS'
                                              (NOTE 10)      (NOTE 11)     (DEFICIT)   ADJUSTMENT       EQUITY
                                             -----------   -------------   ---------   -----------   -------------
Balance -- December 31, 1998...............     $--          $  912.1       $(52.2)       $(0.6)       $  859.3
Shares issued, net.........................     --              734.0        --           --              734.0
Currency translation.......................     --             --            --            (3.5)           (3.5)
Net earnings for the year..................     --             --             68.4        --               68.4
                                                ------       --------       ------        -----        --------
Balance -- December 31, 1999...............     --            1,646.1         16.2         (4.1)        1,658.2
Convertible debt issued, net...............      850.4         --            --           --              850.4
Convertible debt accretion, net of tax.....       10.1         --             (5.4)       --                4.7
Shares issued, net.........................     --              749.3        --           --              749.3
Net earnings for the year..................     --             --            206.7        --              206.7
                                                ------       --------       ------        -----        --------
Balance -- December 31, 2000...............      860.5        2,395.4        217.5         (4.1)        3,469.3
Convertible debt accretion, net of tax.....       26.3         --            (15.0)       --               11.3
Shares issued, net.........................     --            1,303.6        --           --            1,303.6
Currency translation.......................     --             --            --             1.2             1.2
Net loss for the year......................     --             --            (39.8)       --              (39.8)
                                                ------       --------       ------        -----        --------
Balance -- December 31, 2001...............     $886.8       $3,699.0       $162.7        $(2.9)       $4,745.6
                                                ======       ========       ======        =====        ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN MILLIONS OF U.S. DOLLARS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1999       2000       2001
                                                              --------   --------   ---------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings (loss).........................................  $  68.4    $  206.7   $   (39.8)
Items not affecting cash:
  Depreciation and amortization.............................    126.5       212.5       319.5
  Deferred income taxes.....................................      5.3       (10.9)      (27.9)
  Other charges (note 13)...................................    --          --          134.7
  Other.....................................................     (2.9)       (4.4)        1.7
                                                              -------    --------   ---------
Cash from earnings..........................................    197.3       403.9       388.2
                                                              -------    --------   ---------
Changes in non-cash working capital items:
  Accounts receivable.......................................   (227.7)     (995.3)      887.2
  Inventories...............................................   (265.0)     (656.7)      822.5
  Other assets..............................................      1.7       (94.7)       45.7
  Accounts payable and accrued liabilities..................    194.6     1,230.4      (854.0)
  Income taxes payable......................................      4.7        27.3         0.9
                                                              -------    --------   ---------
  Non-cash working capital changes..........................   (291.7)     (489.0)      902.3
                                                              -------    --------   ---------
  Cash provided by (used in) operations.....................    (94.4)      (85.1)    1,290.5
                                                              -------    --------   ---------
INVESTING:
  Acquisitions, net of cash acquired........................    (64.8)     (634.7)   (1,299.7)
  Purchase of capital assets................................   (211.8)     (282.8)     (199.3)
  Other.....................................................     (0.6)      (59.5)        1.4
                                                              -------    --------   ---------
Cash used in investing activities...........................   (277.2)     (977.0)   (1,497.6)
                                                              -------    --------   ---------
FINANCING:
  Bank indebtedness.........................................    --           (8.6)       (2.8)
  Repayments of long-term debt..............................    (10.0)       (2.2)      (56.0)
  Deferred financing costs..................................     (1.5)       (0.1)       (3.9)
  Issuance of convertible debt..............................    --          862.9      --
  Convertible debt issue costs, pre-tax.....................    --          (19.4)     --
  Issuance of share capital.................................    758.2       766.6       737.7
  Share issue costs, pre-tax................................    (34.3)      (26.8)      (10.0)
  Other.....................................................     (1.0)        2.0         1.1
                                                              -------    --------   ---------
Cash provided by financing activities.......................    711.4     1,574.4       666.1
                                                              -------    --------   ---------
Increase in cash............................................    339.8       512.3       459.0
Cash, beginning of year.....................................     31.7       371.5       883.8
                                                              -------    --------   ---------
Cash, end of year...........................................  $ 371.5    $  883.8   $ 1,342.8
                                                              =======    ========   =========
Supplemental information
Paid during the year:
  Interest..................................................  $  17.2    $   15.9   $    20.7
  Taxes.....................................................  $  26.1    $   55.0   $    89.0
Non-cash financing activities:
  Convertible debt accretion, net of tax (note 10)..........  $ --       $    5.4   $    15.0
  Shares issued for acquisitions............................  $ --       $  --      $   567.0

Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.  NATURE OF BUSINESS:

    The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

    The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and, except as outlined in note 22, are, in all material respects, in accordance with accounting principles generally accepted in the United States.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (A) PRINCIPLES OF CONSOLIDATION:

       These consolidated financial statements include the accounts of the Company and its subsidiaries. The results of subsidiaries acquired during the year are consolidated from their respective dates of acquisition. The Company's business combinations are accounted for using the purchase method. Inter-company transactions and balances are eliminated on consolidation.

    (B) REVENUE:

       Revenue is comprised of product sales and service revenue earned from engineering, design and repair services. Revenue from product sales is recognized upon shipment of the goods. Service revenue is recognized as services are performed.

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

    (E) CAPITAL ASSETS:

       Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

        Buildings..............................................  25 years
        Buildings/leasehold improvements.......................  Up to 25 years or term of lease
        Office equipment.......................................  5 years
        Machinery and equipment................................  5 years
        Software...............................................  1 to 5 years

    (F) INTANGIBLE ASSETS:

       Intangible assets are comprised of goodwill, intellectual property including process technology, and other intangible assets. Goodwill acquired in business combinations with acquisition dates prior to July 1, 2001 and other intangible assets are amortized on a straight-line basis over 10 years and intellectual property over 5 years. Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized, but will be tested for impairment annually. See note 2(n).

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

       The Company assesses the recoverability of enterprise level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted projected future net cash flows of the acquired operation. An impairment in the value of intellectual property and other intangible assets is assessed based on projected future net cash flows. See note 2(n).

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    (H) PENSION AND NON-PENSION, POST-RETIREMENT BENEFITS:

       The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The net actuarial gain (loss) is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans is 14 years for 2000 and 2001. The average remaining service period of active employees covered by the other retirement benefit plans is 21 years for 2000 and 2001.

    (I) DEFERRED FINANCING COSTS:

       Costs relating to long-term debt are deferred in other assets and amortized over the term of the related debt and debt facilities.

    (J) INCOME TAXES:

       The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

    (K) FOREIGN CURRENCY TRANSLATION AND HEDGING:

       The functional currency of the majority of the Company's subsidiaries is the United States dollar. For such subsidiaries, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses are reflected in the consolidated statements of earnings (loss).

       The accounts of the Company's self-sustaining foreign operations, for which the functional currency is other than the U.S. dollar are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the year-end exchange rate and revenue and expenses are translated at average exchange rates. Gains and losses arising from the translation of financial statements of foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

       The Company enters into forward exchange contracts to hedge the cash flow risk associated with certain firm purchase commitments and forecasted transactions. Gains and losses on hedges of firm commitments are included in the cost of the hedged transactions when they occur. Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period as the underlying hedged transaction. The Company does not enter into derivatives for speculative purposes.

    (L) RESEARCH AND DEVELOPMENT:

       The Company annually incurs costs on activities that relate to research and development which are expensed as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2001 were $17.1 (2000 -- $19.5; 1999 -- $19.7). No amounts have been capitalized.

    (M) USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    (N) CHANGES IN ACCOUNTING POLICIES:

       Earnings per share:

       As a result of the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per share," the Company is required to retroactively use the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

       Business combinations and goodwill:

       In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.

       Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

       Upon full adoption of the standards beginning January 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill and will test for impairment in accordance with the new standards.

       In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of the reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002.

       As of December 31, 2001, the Company had unamortized goodwill of $1,128.8 and unamortized other intangible assets including intellectual property of $427.2, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $39.2 for 2001. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements, beyond discontinuing goodwill amortization.

    (O) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

       Stock-based compensation and other stock-based payments:

       In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning
       January 1, 2002 for awards granted on or after that date. The Company's current accounting policies are consistent with the new standard.

       Foreign currency translation and hedging relationships:

       CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2003 fiscal year. The Company has complied with the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

3.  ACQUISITIONS:

    2000 ACQUISITIONS:

    (A) IBM:

       In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively. The total purchase price of $470.0 was financed with cash.

    (B) OTHER ACQUISITIONS:

       In June 2000, the Company acquired 100% of the issued and outstanding shares of NDB Industrial Ltda. in Brazil from NEC Corporation. In August 2000, the Company acquired 100% of the issued and outstanding shares of Bull Electronics Inc. in Lowell, Massachusetts from Groupe Bull. In November 2000, the Company acquired 100% of the issued and outstanding shares of NEC Technologies (UK) Ltd. in Telford, U.K. from NEC Corporation. The total purchase price for these acquisitions of $169.8 was financed with cash.

       Details of the net assets acquired in these acquisitions, at fair value, are as follows:

                                                                                       OTHER
                                                                          IBM       ACQUISITIONS
                                                                      -----------   ------------
        Current assets..............................................    $ 301.1        $ 86.5
        Capital assets..............................................       98.2          35.1
        Other long-term assets......................................        2.3        --
        Goodwill and intellectual property..........................      213.9          74.1
        Other intangible assets.....................................       12.2        --
        Liabilities assumed.........................................     (157.7)        (25.9)
                                                                        -------        ------
        Net assets acquired.........................................    $ 470.0        $169.8
                                                                        =======        ======

       Other intangible assets represent the excess of purchase price over the fair value of tangible assets and intellectual property acquired in asset acquisitions.

    2001 ACQUISITIONS:

    (C) ASSET ACQUISITIONS:

       In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co., Ltd. In May 2001, the Company acquired certain assets in Littlerock, Arkansas and Denver, Colorado from Avaya Inc., and in
       August 2001, acquired certain assets in Saumur, France. In August 2001, the Company acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The total purchase price for these acquisitions of $834.1 was financed with cash and was allocated to the net assets acquired, including intangible assets of $195.7, based on their relative fair values at the date of acquisition.

    (D) BUSINESS COMBINATIONS:

       Omni:

       In October 2001, the Company acquired Omni Industries Limited (Omni), an electronics manufacturer headquartered in Singapore. This acquisition significantly enhanced the Company's presence in Asia. The purchase price of $865.8 was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 in cash. The goodwill recorded for Omni is not tax deductible. The Company is in the process of obtaining third-party valuations of certain assets. The fair value allocation of the purchase price is subject to refinement.

       Other business combinations:

       In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. This acquisition expanded the Company's presence in the southern United States. In June 2001, the Company acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which positions Celestica as Sagem's primary EMS provider. In August 2001, the Company acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided the Company with additional high complexity manufacturing capability and an expanded global customer

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

       base. The purchase price of Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company. The Company is in the process of obtaining third-party valuations of certain assets. The fair value allocation of the purchase price is subject to refinement.

       The value of the shares issued in the Primetech and Omni acquisitions was determined based on the average market price of the shares for a reasonable period before and after the date the terms of the acquisitions were agreed to and announced.

       Details of the net assets acquired in these business combinations, at fair value, are as follows:

                                                                                       OTHER BUSINESS
                                                                           OMNI         COMBINATIONS
                                                                      --------------   --------------
        Current assets..............................................     $ 255.2           $ 63.2
        Capital assets..............................................        91.8             46.3
        Other long-term assets......................................         4.1              0.1
        Goodwill....................................................       764.4            135.5
        Intellectual property.......................................        50.0             10.0
        Liabilities assumed.........................................      (299.7)           (27.6)
                                                                         -------           ------
        Net assets acquired.........................................     $ 865.8           $227.5
                                                                         =======           ======
        Financed by:
          Cash......................................................     $ 479.5           $ 46.8
          Issuance of shares and options............................       386.3            180.7
                                                                         -------           ------
                                                                         $ 865.8           $227.5
                                                                         =======           ======

       Integration costs related to acquisitions:

       The Company incurred costs of $22.8 in 2001 (2000 -- $16.1; 1999 -- $9.6)
       relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.  ACCOUNTS RECEIVABLE:

    Accounts receivable are net of an allowance for doubtful accounts of $74.6 at December 31, 2001 (2000 -- $40.7).

5.  INVENTORIES:

                                                                      2000           2001
                                                                  ------------   ------------
    Raw materials...............................................    $1,298.5       $  903.6
    Work in progress............................................       215.2          220.6
    Finished goods..............................................       150.6          248.5
                                                                    --------       --------
                                                                    $1,664.3       $1,372.7
                                                                    ========       ========

6.  CAPITAL ASSETS:

                                                                                     2000
                                                                  ------------------------------------------
                                                                                 ACCUMULATED      NET BOOK
                                                                      COST       AMORTIZATION      VALUE
                                                                  ------------   ------------   ------------
    Land........................................................     $ 18.0         $--            $ 18.0
    Buildings...................................................      131.9            8.7          123.2
    Buildings/leasehold improvements............................       42.8            9.1           33.7
    Office equipment............................................       64.5           25.4           39.1
    Machinery and equipment.....................................      510.2          152.4          357.8
    Software....................................................       76.9           15.3           61.6
                                                                     ------         ------         ------
                                                                     $844.3         $210.9         $633.4
                                                                     ======         ======         ======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                     2001
                                                                  ------------------------------------------
                                                                                 ACCUMULATED      NET BOOK
                                                                      COST       AMORTIZATION      VALUE
                                                                  ------------   ------------   ------------
    Land........................................................    $   53.3        $--            $ 53.3
    Buildings...................................................       258.8          17.4          241.4
    Buildings/leasehold improvements............................        66.0          24.8           41.2
    Office equipment............................................        86.8          40.2           46.6
    Machinery and equipment.....................................       727.2         291.2          436.0
    Software....................................................       136.6          40.0           96.6
                                                                    --------        ------         ------
                                                                    $1,328.7        $413.6         $915.1
                                                                    ========        ======         ======

    The above amounts include $13.3 (2000 -- $8.1) of assets under capital lease and accumulated amortization of $6.8 (2000 -- $6.1) related thereto.

    Depreciation and rental expense for the year ended December 31, 2001 was $192.8 (2000 -- $121.9; 1999 -- $69.5) and $79.8 (2000 -- $46.7;
    1999 -- $21.1), respectively.

7.  INTANGIBLE ASSETS:

                                                                                     2000
                                                                  ------------------------------------------
                                                                                 ACCUMULATED      NET BOOK
                                                                      COST       AMORTIZATION      VALUE
                                                                  ------------   ------------   ------------
    Goodwill....................................................     $434.1         $104.0         $330.1
    Other intangible assets.....................................      100.9           27.7           73.2
    Intellectual property.......................................      250.1           75.1          175.0
                                                                     ------         ------         ------
                                                                     $785.1         $206.8         $578.3
                                                                     ======         ======         ======

                                                                                     2001
                                                                  ------------------------------------------
                                                                                 ACCUMULATED      NET BOOK
                                                                      COST       AMORTIZATION      VALUE
                                                                  ------------   ------------   ------------
    Goodwill....................................................    $1,261.1        $132.3        $1,128.8
    Other intangible assets.....................................       209.3          26.8           182.5
    Intellectual property.......................................       388.6         143.9           244.7
                                                                    --------        ------        --------
                                                                    $1,859.0        $303.0        $1,556.0
                                                                    ========        ======        ========

    Other intangible assets represent the excess of cost over the fair value of tangible assets and intellectual property acquired in asset acquisitions.

    The intellectual property primarily represents the cost of certain non-patented intellectual property and process technology.

    Amortization expense is as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Amortization of goodwill....................................     $31.1          $39.1          $ 39.2
    Amortization of other intangible assets.....................       8.3           10.7            17.0
    Amortization of intellectual property.......................      16.2           39.1            68.8
                                                                     -----          -----          ------
                                                                     $55.6          $88.9          $125.0
                                                                     =====          =====          ======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

8.  OTHER ASSETS:

                                                                      2000           2001
                                                                  ------------   ------------
    Deferred pension (note 16)..................................     $ 25.8         $ 28.4
    Deferred income taxes.......................................       81.5          116.4
    Commodity taxes recoverable.................................       78.3           10.7
    Other.......................................................       19.7            9.7
                                                                     ------         ------
                                                                     $205.3         $165.2
                                                                     ======         ======

    Amortization of deferred financing costs for the year ended December 31, 2001 was $1.7 (2000 -- $1.7; 1999 -- $1.5).

9.  LONG-TERM DEBT:

                                                                      2000           2001
                                                                  ------------   ------------
    Global, unsecured, revolving credit facility due 2003 (a)...     $--            $--
    Global, unsecured, revolving credit facility due 2004 (b)...     --             --
    Unsecured revolving credit facility due 2005 (c)............     --             --
    Senior Subordinated Notes due 2006 (d)......................      130.0          130.0
    Other (e)...................................................        2.0           17.4
                                                                     ------         ------
                                                                      132.0          147.4
    Less current portion........................................        1.4           10.0
                                                                     ------         ------
                                                                     $130.6         $137.4
                                                                     ======         ======
    ---------------

    (a) Concurrently with the initial public offering on July 7, 1998, the Company entered into a global, unsecured, revolving credit facility providing up to $250.0 of borrowings. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin and are repayable in July 2003. There were no borrowings on this facility during 2000 and 2001. Commitment fees in 2001 were $0.4.

    (b) In February 2000, the Company renewed its second global, unsecured, revolving credit facility providing up to $250.0 of borrowings including a swing line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in April 2004. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing line facility bears interest at a base rate. There were no borrowings on this facility during 2000 and 2001. Commitment fees in 2001 were $0.6.

    (c) In July 2001, the Company entered into an unsecured, revolving credit facility providing up to $500.0 of borrowings including a swing line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in July 2005. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing line facility bear interest at a base rate. There were no borrowings on this facility in 2001. Commitment fees in 2001 were $0.5.

    (d) The Senior Subordinated Notes bear interest at 10.5%, are unsecured and are subordinated to the payment of all senior debt of the Company. The Senior Subordinated Notes may be redeemed at various premiums above face value.

    (e) Other long-term debt includes secured loan facilities of one of the Company's subsidiaries of which $13.0 is outstanding at December 31, 2001. The weighted average interest rate on these facilities in 2001 was 4.4%. The loans are denominated in Singapore Dollars and are repayable through quarterly payments. There were no commitment fees for 2001.

       As at December 31, 2001, principal repayments due within each of the next five years on all long-term debt are as follows:

        2002........................................................  $ 10.0
        2003........................................................     4.5
        2004........................................................     1.3
        2005........................................................     0.7
        2006........................................................   130.6
        Thereafter..................................................     0.3

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

       The unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contain financial covenants that indirectly restrict the Company's ability to pay dividends. A change of control is an event of default. The Company's Senior Subordinated Notes due 2006 include a covenant restricting the Company's ability to pay dividends.

10. CONVERTIBLE DEBT:

    In August 2000, Celestica issued Liquid Yield Option-TM- Notes (LYONs) with a principal amount at maturity of $1,813.6, payable August 1, 2020. The Company received gross proceeds of $862.9 and incurred $12.5 in underwriting commissions, net of tax of $6.9. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

    The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

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

    (B) ISSUED AND OUTSTANDING:

                                                                                                    TOTAL
                                                                                                 SUBORDINATE
                                                                                                 AND MULTIPLE
                                                               SUBORDINATE        MULTIPLE      VOTING SHARES      SHARES TO
        NUMBER OF SHARES (IN MILLIONS)                        VOTING SHARES    VOTING SHARES     OUTSTANDING       BE ISSUED
        ------------------------------                        --------------   --------------   --------------   -------------
        Balance December 31, 1999...........................      146.3             39.1            185.4             0.5
        Equity offering (i).................................       16.6           --                 16.6           --
        Other share issuances (ii)..........................        1.3           --                  1.3           --
        Issued as consideration for acquisitions (iii)......        0.1           --                  0.1            (0.1)
                                                                  -----             ----            -----            ----
        Balance December 31, 2000...........................      164.3             39.1            203.4             0.4
        Equity offering (iv)................................       12.0           --                 12.0           --
        Other share issuances (v)...........................        1.1           --                  1.1           --
        Issued as consideration for acquisitions (vi).......       13.2           --                 13.2             0.1
                                                                  -----             ----            -----            ----
        Balance December 31, 2001...........................      190.6             39.1            229.7             0.5
                                                                  =====             ====            =====            ====

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                               SUBORDINATE        MULTIPLE        SHARES TO         TOTAL
        AMOUNT                                                VOTING SHARES    VOTING SHARES      BE ISSUED        AMOUNT
        ------                                                --------------   --------------   -------------   -------------
        Balance December 31, 1999...........................     $1,504.5          $138.8           $ 2.8         $1,646.1
        Equity offering, net of issue costs (i).............        740.1          --              --                740.1
        Other share issuances (ii)..........................          9.2          --              --                  9.2
        Issued as consideration for acquisitions (iii)......          1.1          --                (1.1)          --
                                                                 --------          ------           -----         --------
        Balance December 31, 2000...........................      2,254.9           138.8             1.7          2,395.4
        Equity offering, net of issue costs (iv)............        707.4          --              --                707.4
        Other share issuances (v)...........................         29.2          --              --                 29.2
        Issued as consideration for acquisitions (vi).......        562.8          --                 4.2            567.0
                                                                 --------          ------           -----         --------
        Balance December 31, 2001...........................     $3,554.3          $138.8           $ 5.9         $3,699.0
                                                                 ========          ======           =====         ========

        2000 CAPITAL TRANSACTIONS:

        (i) In March 2000, the Company issued 16.6 million subordinate voting shares for gross cash proceeds of $757.4 and incurred $17.3 in share issue costs, net of tax of $9.5.

        (ii) During 2000, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 1.3 million subordinate voting shares as a result of the exercise of options for cash of $9.2.

       (iii) During 2000, the Company issued 0.1 million of reserved shares at an ascribed value of $1.1 for $0.2 cash. As at December 31, 2000,
             0.4 million subordinate voting shares remain reserved for issuance at an ascribed value of $1.7.

        2001 CAPITAL TRANSACTIONS:

        (iv) In May 2001, the Company issued 12.0 million subordinate voting shares for gross cash proceeds of $714.0 and incurred $6.6 in share issuance costs, net of tax of $3.4.

        (v) During 2001, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 1.1 million subordinate voting shares as a result of the exercise of options for cash of $23.7 and recorded a tax benefit of $5.5.

        (vi) In 2001, the Company issued 12.7 million subordinate voting shares, as consideration for acquisitions, for an ascribed value of $558.5 and reserved 0.6 million shares at an ascribed value of $8.5. During 2001, the Company issued 0.5 million of reserved shares at an ascribed value of $4.3. As at December 31, 2001, 0.5 million subordinate voting shares remain reserved for issuance at an ascribed value of $5.9.

    (C) STOCK OPTION PLANS:

       (I) LONG-TERM INCENTIVE PLAN (LTIP)

        The Company established the LTIP prior to the closing of its initial public offering. Under this plan, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 23.0 million subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value of the day prior to the date of the grant and are exercisable during a period not to exceed ten years from such date.

       (II) EMPLOYEE SHARE PURCHASE AND OPTION PLANS (ESPO)

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

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

        Stock option transactions were as follows:

                                                                                     WEIGHTED AVERAGE
            NUMBER OF OPTIONS (IN MILLIONS)                                SHARES     EXERCISE PRICE
            -------------------------------                               --------   ----------------
            Outstanding at December 31, 1998............................    11.5          $ 5.41
            Granted.....................................................     5.2          $30.05
            Exercised...................................................    (1.7)         $ 8.25
            Cancelled...................................................    (0.4)         $ 7.37
                                                                           -----
            Outstanding at December 31, 1999............................    14.6          $14.84
            Granted.....................................................     4.2          $55.40
            Exercised...................................................    (1.4)         $ 6.85
            Cancelled...................................................    (0.2)         $ 7.33
                                                                           -----
            Outstanding at December 31, 2000............................    17.2          $25.16
            Granted/assumed.............................................     8.5          $42.54
            Exercised...................................................    (1.6)         $14.89
            Cancelled...................................................    (0.2)         $23.36
                                                                           -----
            Outstanding at December 31, 2001............................    23.9          $31.67
                                                                           =====
            Cash consideration received on options exercised............   $23.7
                                                                           =====
            Shares reserved for issuance upon exercise of stock options
              or awards (in millions)...................................    28.8
                                                                           =====

        The following options were outstanding as at December 31, 2001:

                                                                         WEIGHTED                          WEIGHTED
                                      RANGE OF        OUTSTANDING        AVERAGE        EXERCISABLE        AVERAGE       REMAINING
            PLAN                   EXERCISE PRICES      OPTIONS       EXERCISE PRICE      OPTIONS       EXERCISE PRICE      LIFE
            ----                   ---------------   --------------   --------------   --------------   --------------   ----------
                                                     (in millions)                     (in millions)                      (years)
            ESPO.................  $ 5.00 - $ 7.50         5.3            $ 5.34            3.9             $ 5.42            6
            LTIP.................  $ 8.75 - $13.69         1.7            $12.16            0.9             $11.96            7
                                   $24.18 - $24.18         0.8            $24.18            0.4             $24.18            8
                                   $24.91 - $36.89         0.8            $30.58          --                --               10
                                   $39.03 - $39.03         2.9            $39.03            1.4             $39.03            8
                                   $41.89 - $41.89         6.4            $41.89          --                --               10
                                   $44.23 - $54.15         0.6            $49.46          --                --                9
                                   $55.40 - $60.06         4.1            $55.96            1.0             $55.96            9
                                   $73.04 - $74.90         0.1            $73.42          --                --                9
            Other................  $ 0.93 - $13.31         1.0            $ 5.73            0.9             $ 5.67            5
            Other................  $29.73 - $72.84         0.2            $46.28          --                --                5
                                                          ----
                                                          23.9
                                                          ====

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

12. EARNINGS PER SHARE:

    The following table sets forth the calculation of basic and diluted earnings
    (loss) per share:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Numerator:
      Net earnings (loss).......................................     $ 68.4         $206.7         $(39.8)
      Convertible debt accretion, net of tax....................     --               (5.4)         (15.0)
                                                                     ------         ------         ------
      Earnings (loss) available to common shareholders..........     $ 68.4         $201.3         $(54.8)

    Denominator:
      Weighted average shares -- basic (in millions)............      167.2          199.8          213.9
      Effect of dilutive securities (in millions):
        Employee stock options(1)...............................        4.0            7.8         --
        Convertible debt........................................     --                4.2         --
                                                                     ------         ------         ------
      Weighted average shares -- diluted (in millions)(2).......      171.2          211.8          213.9

    Earnings (loss) per share:
      Basic.....................................................     $ 0.41         $ 1.01         $(0.26)
      Diluted...................................................     $ 0.40         $ 0.98         $(0.26)
    ---------------

    (1) For 1999 and 2000, excludes the effect of 3.4 million and 3.3 million "out of the money" options, respectively, as they are anti-dilutive.

    (2) For 2001, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

13. OTHER CHARGES:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Restructuring (a)...........................................     $--            $--            $237.0
    Other (b)...................................................     --             --               36.1
                                                                     ------         ------         ------
                                                                     $--            $--            $273.1
                                                                     ======         ======         ======
    ---------------

    (a) Restructuring:

       The Company recorded a pre-tax restructuring charge of $237.0 in 2001, in response to a slowing end market. The Company's restructuring plan focused on facility consolidations and a workforce reduction. The following table details the components of the restructuring charge:

                                                                                YEAR ENDED DECEMBER 31
                                                                      ------------------------------------------
                                                                          1999           2000           2001
                                                                      ------------   ------------   ------------
        Employee termination costs..................................     $--            $--            $ 90.7
        Lease and other contractual obligations.....................     --             --               35.3
        Facility exit costs and other...............................     --             --               12.4
        Asset impairment (non-cash).................................     --             --               98.6
                                                                         ------         ------         ------
                                                                         $--            $--            $237.0
                                                                         ======         ======         ======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

       The following table details the activity in the accrued restructuring liability:

                                                                                 LEASE AND
                                                                   EMPLOYEE        OTHER       FACILITY EXIT
                                                                 TERMINATION    CONTRACTUAL      COSTS AND
                                                                    COSTS       OBLIGATIONS        OTHER          TOTAL
                                                                 ------------   ------------   -------------   ------------
        Balance at January 1, 2001.............................     $--            $--            -$-             $--
        Provision..............................................       90.7          35.3            12.4           138.4
        Cash payment...........................................      (51.2)         (1.6)           (2.9)          (55.7)
                                                                    ------         -----           -----          ------
        Balance at December 31, 2001...........................     $ 39.5         $33.7           $ 9.5          $ 82.7
                                                                    ======         =====           =====          ======

       Employee terminations were made across all geographic regions of the Company with the majority pertaining to manufacturing and plant employees. A total of 12,041 employees have been identified to be terminated, of which 9,711 employees were terminated during 2001. The remaining termination costs are expected to be paid out during 2002.

       The non-cash charges for asset impairment reflects the write-down of certain long-lived assets across all geographic regions that have become impaired as a result of the rationalization of facilities. The asset impairments relate to goodwill and intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

       The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

    (b) Other:

       In 2001, the Company recorded a non-cash charge of $36.1. This is comprised of a write-down of the carrying value of certain assets, primarily goodwill and intangible assets.

14. INCOME TAXES:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Income (loss) before tax:
      Canadian operations.......................................     $ 84.8         $179.4         $ 34.7
      Foreign operations........................................       19.6           96.5          (76.6)
                                                                     ------         ------         ------
                                                                     $104.4         $275.9         $(41.9)
                                                                     ======         ======         ======
    Current income tax expense:
      Canadian operations.......................................     $ 25.4         $ 51.2         $ 17.2
      Foreign operations........................................        5.3           28.9            8.6
                                                                     ------         ------         ------
                                                                     $ 30.7         $ 80.1         $ 25.8
                                                                     ======         ======         ======
    Deferred income tax expense (recovery):
      Canadian operations.......................................     $ 14.4         $ 33.0         $ (5.4)
      Foreign operations........................................       (9.1)         (43.9)         (22.5)
                                                                     ------         ------         ------
                                                                     $  5.3         $(10.9)        $(27.9)
                                                                     ======         ======         ======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    The overall income tax provision differs from the provision computed at the statutory rate as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Combined Canadian federal and provincial income tax rate....       44.6%          44.0%          42.1%
                                                                     ------         ------         ------
    Income taxes (recovery) based on earnings (loss) before
      income taxes at statutory rates...........................     $ 46.6         $121.4         $(17.7)

    Increase (decrease) resulting from:
      Manufacturing and processing deduction....................       (8.1)         (17.7)          (5.0)
      Foreign income taxed at lower rates.......................      (11.4)         (43.9)          (2.9)
      Amortization of non-deductible costs......................        9.5            8.9           15.4
      Other, including large corporations tax...................       (0.6)           0.5            8.1
                                                                     ------         ------         ------
      Income tax expense (recovery).............................     $ 36.0         $ 69.2         $ (2.1)
                                                                     ======         ======         ======

    Deferred income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are comprised of the following as at December 31, 2000 and 2001:

                                                                      2000           2001
                                                                  ------------   ------------
    Deferred tax assets:
      Income tax effect of net operating losses carried
        forward.................................................     $ 52.5         $ 51.9
      Accounting provisions not currently deductible............       21.6           63.5
      Capital, intangible and other assets......................        6.7           17.0
      Share issue and convertible debt issue costs..............       23.0           17.2
      Other.....................................................        1.8            4.5
                                                                     ------         ------
    Total deferred tax assets...................................      105.6          154.1
                                                                     ======         ======
    Deferred tax liabilities:
      Capital, intangible and other assets......................      (12.4)         (37.7)
      Deferred pension asset....................................       (8.9)          (9.1)
      Other.....................................................       (0.8)          (4.5)
                                                                     ------         ------
    Total deferred tax liabilities..............................      (22.1)         (51.3)
                                                                     ------         ------
    Deferred income tax asset, net..............................     $ 83.5         $102.8
                                                                     ======         ======

    Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia, Thailand and Singapore subsidiaries. These tax incentives expire between 2002 and 2012, and are subject to certain conditions with which the Company expects to comply.

    As at December 31, 2001, the Company had $340.0 of non-capital (net operating) losses, the income tax benefits of which have been recognized in the financial statements. A portion of these losses have an indefinite carryforward period. The other portion of these losses will expire over a 20-year period commencing in 2005.

    The Company also has net capital losses amounting to $11.5, and has recognized the benefit of these losses in the financial statements.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, the character of the tax asset and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $295.0. Based upon projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these assets.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

15. RELATED PARTY TRANSACTIONS:

    In 2001, the Company expensed acquisition and management related fees of $2.1 (2000 -- $2.1; 1999 -- $2.0) and capitalized acquisition related fees of $Nil (2000 -- $0.5; 1999 -- $Nil) charged by its parent company. Management believes that the fees charged were reasonable in relation to the services provided.

16. PENSION AND NON-PENSION POST-RETIREMENT BENEFIT PLANS:

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

    The following information is provided with respect to the defined contribution plans:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Period cost, plans providing pension benefits...............      $8.6          $12.8          $18.9
                                                                      ====          =====          =====

    For the defined benefit pension plans, actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Maximum retirement benefits are based upon the employees' best three consecutive years' earnings. The Company has funded the plans over the past four years based on actuarial calculations to maintain the plans on a fully funded basis. The most recent actuarial valuations were completed as at March and April 2000 and January 2001. The Company accrues the expected costs of providing non-pension, post-retirement benefits during the periods in which the employees render service.

    The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits at December 31, 2000 and 2001 are as follows:

                                                                        PENSION PLANS              OTHER BENEFIT PLANS
                                                                 ---------------------------   ---------------------------
                                                                     2000           2001           2000           2001
                                                                 ------------   ------------   ------------   ------------
    Plan assets, at fair value.................................     $188.6         $174.5         $--            $--
    Projected benefit obligations..............................      170.3          179.1           47.7           56.4
                                                                    ------         ------         ------         ------
    Excess (deficit) of plan assets over projected benefit
      obligations..............................................       18.3           (4.6)         (47.7)         (56.4)
    Unamortized past service costs.............................     --             --                4.3            4.1
    Unrecognized net loss from past experience and effects of
      changes in assumptions...................................        9.7           33.6            5.3            5.0
    Foreign currency exchange rate changes.....................       (2.2)          (0.6)        --             --
                                                                    ------         ------         ------         ------
    Deferred amount............................................     $ 25.8         $ 28.4         $(38.1)        $(47.3)
                                                                    ======         ======         ======         ======

    The Company has one pension plan with accumulated benefit obligations in excess of plan assets. This plan has an accumulated benefit obligation of $114.2 and plan assets of $95.1.

    The Company continues to make contributions to support ongoing plan obligations; these contributions have been included in the deferred pension amount on the consolidated balance sheets.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets:

                                                                         PENSION PLANS
                                                                  ---------------------------
                                                                      2000           2001
                                                                  ------------   ------------
    Opening plan assets.........................................     $191.1         $188.6
    Actual return on plan assets................................        1.5          (13.1)
    Foreign currency exchange rate changes......................      (11.1)          (8.0)
    Contributions by employees..................................        2.1            2.1
    Contributions by employer...................................        7.5           10.1
    Benefits paid...............................................       (2.5)          (5.2)
                                                                     ------         ------
                                                                     $188.6         $174.5
                                                                     ======         ======
    Vested benefit obligations..................................     $100.6         $174.6
                                                                     ======         ======
    Accumulated benefit obligations.............................     $143.2         $174.6
                                                                     ======         ======

    There are no assets recorded for the other benefit plans.

    Projected benefit obligations are outlined below:

                                                                        PENSION PLANS              OTHER BENEFIT PLANS
                                                                 ---------------------------   ---------------------------
                                                                     2000           2001           2000           2001
                                                                 ------------   ------------   ------------   ------------
    Opening projected benefit obligations......................     $147.3         $170.3         $17.5          $47.7
    Service cost...............................................        7.5            8.6           1.5            7.6
    Interest cost..............................................       10.6           11.3           1.5            2.0
    Benefits paid..............................................       (2.5)          (5.2)         (0.2)          (3.8)
    Actuarial gains and losses.................................        7.3         --               0.4            4.6
    Plan amendments............................................     --                1.9           0.7          --
    Acquisitions...............................................     --             --              26.3            1.1
    Changes in assumptions.....................................        7.4           (1.9)          0.5           (1.4)
    Foreign currency exchange rate changes.....................       (7.3)          (5.9)         (0.5)          (1.4)
                                                                    ------         ------         -----          -----
                                                                    $170.3         $179.1         $47.7          $56.4
                                                                    ======         ======         =====          =====

    Net plan expense is outlined below:

                                                                      PENSION PLANS                    OTHER BENEFIT PLANS
                                                                 YEAR ENDED DECEMBER 31              YEAR ENDED DECEMBER 31
                                                            ---------------------------------   ---------------------------------
                                                              1999        2000        2001        1999        2000        2001
                                                            ---------   ---------   ---------   ---------   ---------   ---------
    Plan cost:
    Service cost -- benefits earned.......................  $     6.5   $     7.5   $     8.6   $     1.2   $     1.5   $     7.6
    Interest cost on projected benefit obligations........        9.0        10.6        11.3         1.1         1.5         2.0
    Actual return on plan assets..........................      (30.0)       (1.5)       13.1      --          --          --
    Amortization of past service costs....................     --             2.4        (5.8)     --          --          --
    Net amortization and deferral.........................       18.6       (15.0)      (21.4)        1.4         0.3         0.8
                                                            ---------   ---------   ---------   ---------   ---------   ---------
                                                            $     4.1   $     4.0   $     5.8   $     3.7   $     3.3   $    10.4
                                                            =========   =========   =========   =========   =========   =========
    Actuarial assumptions (percentages):
    Weighted average discount rate for projected benefit
      obligations.........................................  6.0 - 6.5   6.5 - 7.0   5.8 - 7.8   6.5 - 8.0   7.0 - 8.0   7.0 - 7.8
    Weighted average rate of compensation increase........  3.5 - 4.0         4.0         4.5         4.5         4.5         4.5
    Weighted average expected long-term rate of return on
      plan assets.........................................        7.5   7.3 - 7.5   7.3 - 7.8      --          --          --

    Healthcare cost trend rate............................     --          --          --       5.1 - 7.4   5.1 - 6.8   3.5 - 8.0

    A one-percentage point increase and decrease in the assumed healthcare cost trend rate would increase by $0.9 and decrease by $0.7 the service cost and increase by $5.1 and decrease by $4.0 the accumulated obligation for other benefit plans for the year ended December 31, 2001.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

17. FINANCIAL INSTRUMENTS:

    FAIR VALUES:

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

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

    The carrying amounts and fair values of the Company's financial instruments, where there are differences at December 31, 2000 and 2001, are as follows:

                                                                      DECEMBER 31, 2000             DECEMBER 31, 2001
                                                                 ---------------------------   ---------------------------
                                                                   CARRYING                      CARRYING
                                                                    AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                                                 ------------   ------------   ------------   ------------
    Senior Subordinated Notes and other long-term debt.........     $130.0         $135.2         $143.0         $149.5
    Foreign currency contracts -- asset (liability)............     --                7.5         --               (7.4)

    DERIVATIVES AND HEDGING ACTIVITIES:

    The Company has entered into foreign currency contracts to hedge foreign currency risk relating to cash flow exposures. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The counterparties to the contracts are multinational commercial banks and therefore the credit risk of counterparty non-performance is remote. As at December 31, 2001, the Company had outstanding foreign exchange contracts to sell $379.5 in exchange for Canadian dollars over a period of 17 months at a weighted average exchange rate of U.S. $0.65. In addition, the Company had exchange contracts to sell $191.8 in exchange for euros over a period of 15 months at a weighted average exchange rate of U.S. $0.88, $56.6 in exchange for British pounds sterling over a period of 15 months at a weighted average exchange rate of U.S. $1.40, $46.3 in exchange for Mexican pesos over a period of 12 months at a weighted average exchange rate of U.S. $0.10, $24.2 in exchange for Thailand baht over a period of 12 months at a weighted average exchange rate of U.S. $0.02 and $6.4 in exchange for Czech koruna over a period of 12 months at a weighted average exchange rate of U.S. $0.03. At
    December 31, 2001, these contracts had a fair value liability of $7.4
    (2000 -- asset of $7.5).

    CONCENTRATION OF RISK:

    The Company is a turnkey manufacturer of sophisticated electronics for original equipment manufacturers engaged in the electronics manufacturing industry. Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions. In certain instances, the Company obtains letters of credit from its customers. The Company considers its concentrations of credit risk in determining its estimates of reserves for potential credit losses. The Company maintains cash and cash equivalents in high quality short-term investments or on deposit with major financial institutions.

18. COMMITMENTS AND CONTINGENCIES:

    The Company has operating leases and license commitments that require future payments as follows:

                                                                   OPERATING        LICENSE
                                                                     LEASES       COMMITMENTS       TOTAL
                                                                  ------------   -------------   ------------
    2002........................................................     $103.5          $0.6           $104.1
    2003........................................................       81.3         --                81.3
    2004........................................................       38.0         --                38.0
    2005........................................................       26.4         --                26.4
    2006........................................................       20.4         --                20.4
    Thereafter..................................................       89.2         --                89.2

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    Contingent liabilities in the form of letters of credit and guarantees, including guarantees of employee share purchase loans, amounted to $24.1 at December 31, 2001 (2000 -- $12.0).

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

19. SIGNIFICANT CUSTOMERS:

    During 2001, three customers individually comprised 23%, 21% and 11% of total revenue across all geographic segments. At December 31, 2001, two customers represented 14% and 26% of total accounts receivable.

    During 2000, two customers individually comprised 25% and 21% of total revenue across all geographic segments. At December 31, 2000, two customers represented 21% and 26% of total accounts receivable.

    During 1999, three customers individually comprised 25%, 18% and 12% of total revenue across all geographic segments. At December 31, 1999, two customers represented 14% and 15% of total accounts receivable.

20. SEGMENTED INFORMATION:

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

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    REVENUE
    Americas....................................................    $3,587.5       $6,542.7      $ 6,334.6
    Europe......................................................     1,108.6        2,823.3        3,001.3
    Asia........................................................       710.2          871.6          991.1
    Elimination of inter-segment revenue........................      (109.1)        (485.5)        (322.6)
                                                                    --------       --------      ---------
                                                                    $5,297.2       $9,752.1      $10,004.4
                                                                    ========       ========      =========

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    EBIAT
    Americas....................................................     $114.2         $200.1        $ 192.9
    Europe......................................................       42.8          121.1          128.5
    Asia........................................................       23.3           40.7           49.7
                                                                     ------         ------        -------
                                                                      180.3          361.9          371.1
    Interest, net...............................................      (10.7)          19.0            7.9
    Amortization of intangible assets...........................      (55.6)         (88.9)        (125.0)
    Integration costs related to acquisitions...................       (9.6)         (16.1)         (22.8)
    Other charges...............................................     --             --             (273.1)
                                                                     ------         ------        -------
    Earnings (loss) before income taxes.........................     $104.4         $275.9        $ (41.9)
                                                                     ======         ======        =======
    Adjusted net earnings.......................................     $123.0         $304.1        $ 320.6
                                                                     ======         ======        =======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    CAPITAL EXPENDITURES
    Americas....................................................     $138.0         $154.0         $107.9
    Europe......................................................       29.1           86.9           55.4
    Asia........................................................       44.7           41.9           36.0
                                                                     ------         ------         ------
                                                                     $211.8         $282.8         $199.3
                                                                     ======         ======         ======

                                                                       AS AT DECEMBER 31
                                                                  ---------------------------
                                                                      2000           2001
                                                                  ------------   ------------
    TOTAL ASSETS
    Americas....................................................    $3,444.6       $3,408.2
    Europe......................................................     1,904.7        1,626.3
    Asia........................................................       588.7        1,598.4
                                                                    --------       --------
                                                                    $5,938.0       $6,632.9
                                                                    ========       ========
    INTANGIBLE ASSETS
    Americas....................................................    $  307.8       $  516.4
    Europe......................................................       196.6          165.6
    Asia........................................................        73.9          874.0
                                                                    --------       --------
                                                                    $  578.3       $1,556.0
                                                                    ========       ========
    CAPITAL ASSETS
    Americas....................................................    $  327.0       $  468.0
    Europe......................................................       216.0          279.1
    Asia........................................................        90.4          168.0
                                                                    --------       --------
                                                                    $  633.4       $  915.1
                                                                    ========       ========

    The following table details the Company's external revenue allocated by manufacturing location among foreign countries exceeding 10%:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    REVENUE
    Canada......................................................      43%            28%            20%
    United States...............................................      22%            30%            35%
    Italy.......................................................    --               10%            13%
    United Kingdom..............................................      19%            17%            11%

21. SUBSEQUENT EVENT:

    In January 2002, the Company entered into an agreement with NEC Corporation to purchase certain manufacturing assets in Miyagi and Yamanashi, Japan. This acquisition is expected to close in the first quarter of 2002.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

22. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

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

    CONSOLIDATED STATEMENTS OF EARNINGS (LOSS):

    The following table reconciles net earnings (loss) as reported in the accompanying consolidated statements of earnings (loss) to net earnings
    (loss) that would have been reported had the consolidated financial statements been prepared in accordance with United States GAAP:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Net earnings (loss) in accordance with Canadian GAAP........     $68.4          $206.7         $(39.8)
    Compensation expense (a)....................................      (1.9)           (2.5)          (3.2)
    Interest expense on convertible debt, net of tax of $9.5
      (2000 -- $3.8) (b)........................................     --               (6.8)         (17.7)
    Other charges (c)...........................................     --             --               (2.7)
    Gain on foreign exchange contract, net of tax of $3.6 (d)...     --             --               12.1
                                                                     -----          ------         ------
    Net earnings (loss) in accordance with United States GAAP...     $66.5          $197.4         $(51.3)

    Other comprehensive income:
    Cumulative effect of a change in accounting policy, net of
      tax of $1.9 (e)...........................................     --             --                5.6
    Net loss on derivatives designated as hedges, net of tax of
      $3.2 (e)..................................................     --             --              (11.7)
    Minimum pension liability, net of tax of $6.4 (f)...........     --             --              (14.9)
    Foreign currency translation adjustment.....................      (3.5)         --                1.2
                                                                     -----          ------         ------
    Comprehensive income (loss) in accordance with United States
      GAAP......................................................     $63.0          $197.4         $(71.1)
                                                                     =====          ======         ======

    The following table sets forth the computation of United States GAAP basic and diluted earnings (loss) per share:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Earnings (loss) available to shareholders -- basic..........     $ 66.5         $197.4         $(51.3)
    Add: Interest expense on convertible debt, net of tax.......     --                6.8           17.7
                                                                     ------         ------         ------
    Earnings (loss) available to shareholders -- diluted........     $ 66.5         $204.2         $(33.6)

    Weighted average shares -- basic (in millions)..............      167.2          199.8          213.9
    Weighted average shares -- diluted (in millions)(1).........      171.2          211.8          213.9

    Basic earnings (loss) per share.............................     $ 0.40         $ 0.99         $(0.24)
    Diluted earnings (loss) per share...........................     $ 0.39         $ 0.96         $(0.24)
    ---------------

    (1) For 2001, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

                                                                              AS AT DECEMBER 31
                                                                  ------------------------------------------
                                                                      1999           2000           2001
                                                                  ------------   ------------   ------------
    Shareholders' equity in accordance with Canadian GAAP.......    $1,658.2       $3,469.3       $4,745.6
    Compensation expense (a)....................................        (8.1)         (10.6)         (13.8)
    Capital stock (a)...........................................         6.1            8.6           11.8
    Interest expense on convertible debt, net of tax (b)........      --               (6.8)         (24.5)
    Convertible debt (b)........................................      --             (860.5)        (886.8)
    Convertible debt accretion, net of tax (b)..................      --                5.4           20.4
    Other charges (c)...........................................      --             --               (2.7)
    Gain on foreign exchange contract, net of tax (d)...........      --             --               12.1
    Net loss on cash flow hedges (e)............................      --             --               (6.1)
    Minimum pension liability, net of tax (f)...................      --             --              (14.9)
                                                                    --------       --------       --------
    Shareholders' equity in accordance with United States
      GAAP......................................................    $1,656.2       $2,605.4       $3,841.1
                                                                    ========       ========       ========
    ---------------

    (a) In 1998, the Company amended the vesting provisions of 6.2 million employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. A portion of these options now vest over a specified time period and the balance vested on completion of the initial public offering in 1998. Under United States GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under United States GAAP the Company has and will record an aggregate $15.6 non-cash stock compensation charge to be reflected in earnings and capital stock over the vesting period as follows: 1998 -- $4.2;
       1999 -- $1.9; 2000 -- $2.5; 2001 -- $3.2; 2002 -- $3.8. No similar charge is required to be recorded by the Company under Canadian GAAP.

    (b) Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under United States GAAP, the convertible debt was recorded as a long-term liability and, accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense.

    (c) In 2001, the Company recorded a charge to write-down goodwill, which was measured using undiscounted cash flows. United States GAAP requires the use of discounted cash flows, resulting in an additional charge of $2.7.

    (d) In 2001, the Company entered into a forward exchange contract to hedge the cash portion of the purchase price for the Omni acquisition. The transaction does not qualify for hedge accounting treatment under SFAS No. 133 which specifically precludes hedges of forecasted business combinations. As a result, the gain on the exchange contract of $15.7, less tax of $3.6, is recognized in income for United States GAAP. For Canadian GAAP, the gain on the contract was included in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than United States GAAP.

    (e) The Financial Accounting Standards Board (FASB) has issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 for 2001 for purposes of the United States GAAP reconciliation. The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7.5 and a corresponding credit to other comprehensive income as a cumulative effect type adjustment to reflect the initial mark-to-market on the foreign currency contracts pursuant to United States GAAP. At
       December 31, 2001, the Company has recorded a liability of $7.4 and has recorded the corresponding adjustments to other comprehensive income and earnings. It is expected that $7.0 of net losses reported in accumulated other comprehensive income will be reclassified into earnings during the period ended December 31, 2002. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

    (f) Under United States GAAP, the Company is required to record an additional minimum pension liability for one of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. Other comprehensive income has been charged with $14.9, net of tax of $6.4. No such adjustments are required under Canadian GAAP.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

    OTHER DISCLOSURES REQUIRED UNDER UNITED STATES GAAP:

    (a) Stock based compensation:

       The Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.4% (2000 -- 5.4%; 1999 -- 5%), dividend yield of 0%, a volatility factor of the expected market price of the Company's shares of 70% (2000 -- 70%; 1999 -- 47%); and a weighted-average expected option life of 7.5 years in 2001 (2000 -- 7.5 years; 1999 -- 5 years). The weighted-average grant date fair values of options issued in 2001 was $34.31 per share
       (2000 -- $40.49 per share; 1999 -- $10.24 per share). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the year ended
       December 31, 2001, the Company's United States GAAP pro forma loss is $97.1 and basic loss per share is $0.45 (2000 -- earnings of $176.2 and $0.88 per share; 1999 -- earnings of $52.3 and $0.31 per share).

    (b) Accumulated other comprehensive income (loss):

                                                                                YEAR ENDED DECEMBER 31
                                                                      ------------------------------------------
                                                                          1999           2000           2001
                                                                      ------------   ------------   ------------
        Opening balance of accumulated net gain on cash flow
          hedges....................................................     $--            $--            $--
        Cumulative effect of a change in accounting policy, net
          of tax (e)................................................     --             --                5.6
        Net loss on derivatives designated as hedges (e)............     --             --              (11.7)
                                                                         -----          -----          ------
        Closing balance of accumulated net loss on cash
          flow hedges...............................................     --             --               (6.1)
        Opening balance of foreign currency translation account.....      (0.6)          (4.1)           (4.1)
        Foreign currency translation gain (loss)....................      (3.5)         --                1.2
                                                                         -----          -----          ------
        Closing balance of foreign currency translation account.....      (4.1)          (4.1)           (2.9)
        Minimum pension liability, net of tax (f)...................     --             --              (14.9)
                                                                         -----          -----          ------
        Accumulated other comprehensive loss........................     $(4.1)         $(4.1)         $(23.9)
                                                                         =====          =====          ======

    (c) Under United States GAAP, the subtotal "cash from earnings" would be excluded from the consolidated statements of cash flows.

    (d) New United States accounting pronouncements:

       In July 2001, the FASB issued Statement No. 141 "Business Combinations" and Statement No. 142 "Goodwill and Intangible Assets." These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 2(n)) except that under United States GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings.

       In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing January 1, 2002, to be applied prospectively. In
       August 2001, SFAS 143 "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

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

1.8                         Bylaw No. 1(4)

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

2.10                        Amended and Restated Credit Agreement, dated as of July 8,
                            2001, between Celestica Inc., the subsidiaries of
                            Celestica Inc., specified therein as Designated
                            Subsidiaries, The Bank of Nova Scotia, as Administrative
                            Agent, The Bank of Nova Scotia, as Canadian Facility Agent,
                            The Bank of Nova Scotia, as U.S. Facility Agent, The Bank of
                            Nova Scotia, as U.K. Facility Agent, the financial
                            institutions named in Schedule A as Canadian lenders, the
                            financial institutions named in Schedule B as U.S. lenders, and the financial institutions named in Schedule C as
                            U.K. lenders(9)

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
2.11                        Amended and Restated Revolving Term Credit Agreement, dated as of June 8, 2001, between Celestica Inc., the subsidiaries of Celestica Inc., specified therein as Designated
                            Subsidiaries, The Bank of Nova Scotia, as Administrative
                            Agent, The Bank of Nova Scotia, as Canadian Facility Agent,
                            The Bank of Nova Scotia, as U.S. Facility Agent, The Bank of
                            Nova Scotia, as U.K. Facility Agent, the financial
                            institutions named in Schedule A as Canadian lenders, the
                            financial institutions named in Schedule B as U.S. lenders, and the financial institutions named in Schedule C as
                            U.K. lenders(9)

2.12                        Four Year Revolving Term Credit Agreement, dated as of
                            July 31, 2001, among Celestica Inc. and Celestica
                            International Inc., as Borrowers, The Bank of Nova Scotia,
                            as Administrative Agent, and the financial institutions
                            named therein, as Lenders.(9)

3.                          Certain Contracts:

3.1                         Management Services Agreement, dated as of July 7, 1998,
                            among Celestica Inc., Celestica North America Inc. and Onex
                            Corporation(5)

3.2                         Quota (Share) Purchase Agreement, dated February 9, 2000,
                            between Celestica Inc., Celestica Europe Inc., IBM
                            Italia S.p.A. and IBM Semea Servizi Finanziari S.p.A.(4)*

3.3                         Quota Purchase Agreement, dated June 22, 2000, between NEC do Brasil S.A. and Celestica Inc.(4)*

3.4                         Amended and Restated Asset Purchase Agreement, dated as of
                            December 5, 2000, between Celestica Corporation, Celestica
                            Ireland Limited, Motorola, Inc. and Motorola B.V.(4)*

3.5                         Asset Purchase Agreement, dated as of February 19, 2001, by and between Avaya Inc. and Celestica Corporation(4)*

3.6                         Amendment No. 1 to the Asset Purchase Agreement, dated as of
                            May 4, 2001, by and between Avaya Inc. and Celestica
                            Corporation(4)

3.7                         Arrangement Agreement, dated May 31, 2001, between
                            Celestica Inc. and Primetech Electronics Inc.

3.8                         Merger Agreement, dated as of June 15, 2001, between Omni
                            Industries Limited and Celestica Inc.

3.9                         Asset Purchase Agreement, dated as of July 24, 2001, between
                            Lucent Technologies Inc. and Celestica Corporation**

3.10                        Asset Purchase Agreement, dated as of July 24, 2001, between
                            Lucent Technologies Inc. and Celestica Corporation**

3.11                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Eugene V. Polistuk(1)

3.12                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Anthony P. Puppi(1)

3.13                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Daniel P. Shea(1)

3.14                        Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Douglas C. McDougall(1)

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
3.15                        Employment Agreement, dated as of June 30, 1998, by and
                            between Celestica Inc. and R. Thomas Tropea(10)

3.16                        Celestica, Inc. -- Celestica Retirement Plan (Canada)(2)

3.17                        D2D Employee Share Purchase and Option Plan (1997)(2)

3.18                        Celestica 1997 U.K. Approved Share Option Scheme(1)

3.19                        1998 U.S. Executive Share Purchase and Option Plan(11)

8.1                         Subsidiaries of Registrant

------------

* Request for confidential treatment granted. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

** Confidential treatment requested. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

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

(3) Incorporated by reference to the Registration Statement on Form F-1 of Celestica Inc. filed on February 16, 1999 (Registration No. 333-10030).

(4) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 22, 2001.

(5) Incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 of Celestica Inc.
    filed on June 25, 1998 (Registration No. 333-8700).

(6) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Celestica International Inc.
    filed on March 5, 1997 (Registration No. 333-6308).

(7) Incorporated by reference to the Registration Statement on Form F-3 of Celestica Inc. filed on July 11, 2000 (Registration No. 333-12272).

(8) Incorporated by reference to the Current Report on Form 6-K of Celestica Inc. for the month of August, 2000.

(9) Incorporated by reference to the Registration Statement on Form F-3 of Celestica Inc. filed on September 10, 2001 (Registration No. 333-69278).

(10) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 18, 2000.

(11) Incorporated by reference to the Registration Statement on Form S-8 of Celestica Inc. filed on October 8, 1998 (Registration No. 333-9500).