Form 20-F
period 2002-12-31
CELESTICA INC
filed 2003-04-21
CIK 1030894

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 2003

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

         / /  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               /X/  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
             / /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 1-14832
                            ------------------------

                                 CELESTICA INC.
             (Exact name of registrant as specified in its charter)

                                ONTARIO, CANADA

                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                           1150 EGLINTON AVENUE EAST
                        TORONTO, ONTARIO, CANADA M3C 1H7
             (ADDRESS OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

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

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                     PURSUANT TO SECTION 15(D) OF THE ACT:
                                      N/A
                            ------------------------

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      189,538,365 Subordinate Voting Shares                    0 Preference Shares
      39,065,950 Multiple Voting Shares

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / / Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PART I......................................................      1
    Item 1. Identity of Directors, Senior Management and
     Advisers...............................................      1
    Item 2. Offer Statistics and Expected Timetable.........      1
    Item 3. Key Information.................................      1
        A.  Selected Financial Data.........................      1
        B.  Capitalization and Indebtedness.................      5
        C.  Reasons for Offer and Use of Proceeds...........      5
        D.  Risk Factors....................................      5
    Item 4. Information on the Company......................     14
        A.  History and Development of the Company..........     14
        B.  Business Overview...............................     14
        C.  Organizational Structure........................     26
        D.  Description of Property.........................     26
    Item 5. Operating and Financial Review and Prospects....     27
        A.  Operating Results...............................     31
        B.  Liquidity and Capital Resources.................     35
        C.  Research and Development, Patents and Licenses,
        Etc.................................................     39
        D.  Trend Information...............................     39
    Item 6. Directors, Senior Management and Employees......     39
        A.  Directors and Senior Management.................     39
        B.  Compensation....................................     44
        C.  Board Practices.................................     49
        D.  Employees.......................................     50
        E.  Share Ownership.................................     51
    Item 7. Major Shareholders and Related Party
     Transactions...........................................     55
        A.  Major Shareholders..............................     55
        B.  Related Party Transactions......................     56
        C.  Interests of Experts and Counsel................     57
    Item 8. Financial Information...........................     57
        A.  Consolidated Statements and Other Financial
        Information.........................................     57
        B.  Significant Changes.............................     57
    Item 9. The Offer and Listing...........................     57
        A.  Offer and Listing Details.......................     57
        B.  Plan of Distribution............................     59
        C.  Markets.........................................     60
        D.  Selling Shareholders............................     60
        E.  Dilution........................................     60
        F.   Expense of the Issue...........................     60
    Item 10. Additional Information.........................     60
        A.  Share Capital...................................     60
        B.  Memorandum and Articles of Incorporation........     60
        C.  Material Contracts..............................     62
        D.  Exchange Controls...............................     62
        E.  Taxation........................................     62
        F.   Dividends and Paying Agents....................     67
        G.  Statement by Experts............................     67
        H.  Documents on Display............................     67
        I.   Subsidiary Information.........................     67
    Item 11. Quantitative and Qualitative Disclosures about
     Market Risk............................................     68
    Item 12. Description of Securities Other than Equity
     Securities.............................................     69
PART II.....................................................     69
    Item 13. Defaults, Dividend Arrearages and
     Delinquencies..........................................     69
    Item 14. Material Modifications to the Rights of
     Security Holders and Use of Proceeds...................     69
    Item 15. Controls and Procedures........................     69
    Item 16. [Reserved].....................................     69
PART III....................................................     70
    Item 17. Financial Statements...........................     70
    Item 18. Financial Statements...........................     70
    Item 19. Exhibits.......................................     70

                                     PART I

    IN THIS ANNUAL REPORT, "CELESTICA," THE "COMPANY," "WE," "US" AND "OUR" REFER TO CELESTICA INC. AND ITS SUBSIDIARIES.

    IN DECEMBER 1999, CELESTICA COMPLETED A TWO-FOR-ONE SPLIT OF OUR SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES BY WAY OF A STOCK DIVIDEND. WE HAVE RESTATED ALL HISTORICAL SHARE AND PER SHARE INFORMATION TO REFLECT THE EFFECTS OF THIS TWO-FOR-ONE SPLIT ON A RETROACTIVE BASIS, EXCEPT WHERE WE SPECIFICALLY STATE OTHERWISE.

    IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE WE STATE OTHERWISE. UNLESS WE STATE OTHERWISE, ALL REFERENCES TO "U.S.$" OR "$" ARE TO U.S. DOLLARS AND ALL REFERENCES TO "C$" ARE TO CANADIAN DOLLARS. UNLESS WE INDICATE OTHERWISE, ANY REFERENCE IN THIS ANNUAL REPORT TO A CONVERSION BETWEEN U.S.$ AND C$ IS GIVEN AS OF FEBRUARY 28, 2003. AT THAT DATE, THE NOON BUYING RATE IN NEW YORK CITY FOR CABLE TRANSFERS IN CANADIAN DOLLARS WAS U.S.$1.00=C$1.4880, AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.

    UNLESS WE INDICATE OTHERWISE, ALL INFORMATION IN THIS ANNUAL REPORT IS STATED AS OF FEBRUARY 28, 2003.

FORWARD-LOOKING STATEMENTS

    Item 4, "Information on the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 and other sections of this Annual Report contain forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, and section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, including (without limitation) statements concerning possible or assumed future results of operations of Celestica preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

    Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information -- Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services, or EMS, industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies.

    We disclaim any intention or obligation to update or revise any forward-looking statements contained in this Annual Report or the documents we incorporate by reference herein, whether as a result of new information, future events, or otherwise.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

    You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects," the Consolidated Financial Statements in Item 18, and the other information in this Annual Report. The selected financial data is derived from the consolidated financial statements for the years we present.

    The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. These principles conform in all material respects with U.S. GAAP except as described in note 22 to the Consolidated Financial Statements in Item 18. For all the years presented, the selected financial data is prepared in accordance with Canadian GAAP. The differences between the line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP:

    - our net loss for the year ended December 31, 1998 would be $6.2 million greater due to non-cash charges for compensation expense;

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

    - our net loss for the year ended December 31, 2001 would be $3.2 million greater due to non-cash charges for compensation expense, $17.7 million greater due to interest on convertible debt classified as a long-term liability rather than as an equity instrument, $2.7 million greater due to other charges, and $12.1 million less due to the gain on a foreign exchange contract; and

    - our net loss for the year ended December 31, 2002 would be $3.8 million greater due to non-cash charges for compensation expense, $27.8 million greater due to interest on convertible debt classified as a long-term liability rather than as an equity instrument, $26.5 million greater due to other charges, and $8.4 million less due to gain on repurchase of convertible debt.

                                                               YEAR ENDED DECEMBER 31
                                              ---------------------------------------------------------
                                               1998(1)     1999(1)     2000(1)     2001(1)     2002(1)
                                              ---------   ---------   ---------   ---------   ---------
                                                       (in millions, except per share amounts)
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
  DATA:
Revenue.....................................  $3,249.2    $5,297.2    $9,752.1    $10,004.4   $8,271.6
Cost of sales...............................   3,018.7     4,914.7     9,064.1      9,291.9    7,715.8
                                              --------    --------    --------    ---------   --------
Gross profit................................     230.5       382.5       688.0        712.5      555.8
Selling, general and administrative
  expenses..................................     130.5       202.2       326.1        341.4      298.5
Amortization of goodwill and intangible
  assets(2).................................      45.4        55.6        88.9        125.0       95.9
Integration costs related to
  acquisitions(3)...........................       8.1         9.6        16.1         22.8       21.1
Other charges(4)............................      64.7       --          --           273.1      677.8
                                              --------    --------    --------    ---------   --------
Operating income (loss).....................     (18.2)      115.1       256.9        (49.8)    (537.5)
Interest expense (income), net(5)...........      32.3        10.7       (19.0)        (7.9)      (1.1)
                                              --------    --------    --------    ---------   --------
Earnings (loss) before income taxes.........     (50.5)      104.4       275.9        (41.9)    (536.4)
Income tax expense (recovery)...............      (2.0)       36.0        69.2         (2.1)     (91.2)
                                              --------    --------    --------    ---------   --------
Net earnings (loss).........................  $  (48.5)   $   68.4    $  206.7    $   (39.8)  $ (445.2)
                                              ========    ========    ========    =========   ========
Basic earnings (loss) per share(6)..........  $  (0.47)   $   0.41    $   1.01    $   (0.26)  $  (1.98)
Diluted earnings (loss) per share(6)........  $  (0.47)   $   0.40    $   0.98    $   (0.26)  $  (1.98)

OTHER DATA:
Capital expenditures........................  $   65.8    $  211.8    $  282.8    $   199.3   $  151.4

                                                                  AS AT DECEMBER 31
                                              ---------------------------------------------------------
                                                1998        1999        2000        2001        2002
                                              ---------   ---------   ---------   ---------   ---------
                                                                    (in millions)
CONSOLIDATED BALANCE SHEET DATA:
Cash and short-term investments.............  $   31.7    $  371.5    $  883.8    $1,342.8    $1,851.0
Working capital(7)..........................  $  356.2    $1,000.2    $2,262.6    $2,339.8    $2,093.2
Capital assets..............................  $  214.9    $  365.4    $  633.4    $  915.1    $  727.8
Total assets................................  $1,636.4    $2,655.6    $5,938.0    $6,632.9    $5,806.8
Total long-term debt, including current
  portion...................................  $  135.8    $  134.2    $  132.0    $  147.4    $    6.9
Shareholders' equity........................  $  859.3    $1,658.1    $3,469.3    $4,745.6    $4,203.6

------------

(1) The consolidated statements of earnings (loss) data for:

    1998, 1999, 2000, 2001 and 2002 include the results of operations of the manufacturing operation acquired from Madge Networks N.V. in February 1998, the manufacturing operation acquired from Lucent Technologies Inc. in April 1998, Analytic Design, Inc. acquired in May 1998, the manufacturing operation acquired from Silicon Graphics Inc. in June 1998, and Accu-Tronics, Inc. acquired in September 1998;

    1999, 2000, 2001 and 2002 include the results of operations of International Manufacturing Services, Inc., or IMS, acquired December 1998, Signar SRO acquired in April 1999, greenfield operations established in Brazil and Malaysia in June 1999, VXI Electronics, Inc. acquired in September 1999, the assets acquired from Hewlett-Packard's Healthcare Group in October 1999, EPS Wireless, Inc. acquired in December 1999, and certain assets acquired from Fujitsu-ICL Systems Inc. in December 1999;

    2000, 2001 and 2002 include the results of operations of the assets of the Enterprise System Group and the Microelectronics Division of IBM in Minnesota and in Italy acquired in February and May 2000, respectively, NDB Industrial Ltda. acquired in June 2000, Bull Electronics Inc. acquired in August 2000, and NEC Technologies (UK) Ltd. acquired in November 2000;

    2001 and 2002 includes the results of operations of Excel Electronics, Inc. acquired in January 2001, certain assets of Motorola Inc. in Ireland and Iowa acquired in February 2001, certain assets of a repair facility of N.K. Techno Co., Ltd. in Japan acquired in March 2001, certain assets of Avaya Inc. in Arkansas and Colorado acquired in May 2001, Sagem CR s.r.o. acquired in June 2001, certain assets of Avaya Inc. in France acquired in August 2001, certain assets of Lucent Technologies Inc. in Ohio and Oklahoma acquired in August 2001, Primetech Electronics Inc. acquired in
    August 2001, and Omni Industries Limited acquired in October 2001; and

    2002 includes the results of operations of certain assets of NEC Corporation in Miyagi and Yamanashi, Japan acquired in March 2002, and certain assets of Corvis Corporation in the United States acquired in August 2002.

(2) Effective January 1, 1998, we revised the estimated useful life of our goodwill and intellectual property for accounting purposes from 20 years each to 10 years and 5 years, respectively.

    In 2001, the Canadian Institute of Chartered Accountants (CICA) approved Handbook Sections 1581, "Business combinations" and 3062, "Goodwill and other intangible assets." The new standards mandate the purchase method of accounting for business combinations and require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. The new standards are substantially consistent with U.S. GAAP.

    Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 has not been amortized. Celestica has fully adopted these new standards as of January 1, 2002, and discontinued amortization of all existing goodwill. We also evaluated existing intangible assets, including estimates of remaining useful lives, and have reclassed
    $9.1 million from intellectual property to goodwill, as of January 1, 2002, to conform with the new criteria.

    Section 3062 required the completion of a transitional goodwill impairment evaluation within six months of adoption. Any transitional impairment would have been recognized as an effect of a change in accounting principle and would have been charged to opening retained earnings as of January 1, 2002. We completed the transitional goodwill impairment assessment during the second quarter of 2002, and determined that no impairment existed as of the date of adoption. Under U.S. GAAP, any transitional impairment charge would have been recognized in earnings as a cumulative effect of a change in accounting principle.

    Effective January 1, 2002, we had unamortized goodwill of $1,137.9 million which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001:

                                                                    YEAR ENDED DECEMBER 31
                                                                  ---------------------------
                                                                      2001           2002
                                                                  ------------   ------------
                                                                     (in millions, except
                                                                      per share amounts)
    Net loss as reported........................................    $ (39.8)       $(445.2)
    Add back: goodwill amortization.............................       39.2         --
                                                                    -------        -------
    Net loss before goodwill amortization.......................    $  (0.6)       $(445.2)
                                                                    =======        =======
    Basic loss per share:
    As reported.................................................    $ (0.26)       $ (1.98)
    Before goodwill amortization................................    $ (0.07)       $ (1.98)

    Diluted loss per share:
    As reported.................................................    $ (0.26)       $ (1.98)
    Before goodwill amortization................................    $ (0.07)       $ (1.98)

(3) These costs include costs to implement new information systems and processes, including salary and other costs directly related to the integration activities in newly acquired facilities.

(4) In 1998, other charges totaled $64.7 million ($51.5 million after income taxes), comprised of non-cash charges of $35.0 million relating to the write-down of intellectual property, $6.8 million of goodwill which became impaired as a result of the merger with IMS, a write-off of deferred financing fees and debt redemption fees of $17.8 million relating to the prepayment of debt with the net proceeds of our initial public offering, and other charges of $5.1 million.

    In 2001, other charges totaled $273.1 million ($226.4 million after income taxes) comprised of (a) a $237.0 million restructuring charge, and (b) a non-cash charge of $36.1 million relating to the annual impairment assessment of long-lived assets, comprised primarily of a write-down of goodwill and intangible assets.

    In 2002, other charges totaled $677.8 million ($562.6 million after income taxes) comprised primarily of (a) a $385.4 million restructuring charge,
    (b) a non-cash write-down of $203.7 million relating to the annual goodwill impairment assessment, (c) a non-cash write-down of $81.7 million relating to the annual impairment assessment of long-lived assets, primarily a write-down of intangible assets, and (d) a $9.6 million charge for the premium paid and related deferred financing costs on the redemption of our Senior Subordinated Notes.

(5) Interest expense (income) is comprised of interest expense incurred on indebtedness less interest income earned on cash and short-term investments.

(6) In 2001, we retroactively adopted the new CICA Handbook Section 3500, "Earnings per share," which requires the retroactive use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with U.S. GAAP.

    For purposes of the basic and diluted earnings (loss) per share calculations, the weighted average number of shares outstanding were:

                                                                                 YEAR ENDED DECEMBER 31
                                                                  ----------------------------------------------------
                                                                    1998       1999       2000       2001       2002
                                                                  --------   --------   --------   --------   --------
                                                                                     (in millions)
    Basic.......................................................   103.0      167.2      199.8      213.9      229.8
    Diluted.....................................................   103.0      171.2      211.8      213.9      229.8

(7) Calculated as current assets less current liabilities.

EXCHANGE RATE INFORMATION

    The rate of exchange as of February 28, 2003 for the conversion of Canadian dollars into United States dollars was U.S. $0.6720. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into C$1.00 as at the end of the following fiscal periods and the average exchange rates for those periods (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Statistical Releases.

                                                    1998       1999       2000       2001       2002
                                                  --------   --------   --------   --------   --------
Average(1)......................................   1.4836     1.4858     1.4855     1.5487     1.5704

                                         MARCH     FEBRUARY   JANUARY    DECEMBER   NOVEMBER   OCTOBER
                                          2003       2003       2003       2002       2002       2002
                                        --------   --------   --------   --------   --------   --------
High..................................   1.4905     1.5315     1.5798     1.5792     1.5903     1.5943
Low...................................   1.4659     1.4880     1.5219     1.5478     1.5528     1.5610

------------

(1) Calculated by using the averages of the exchange rates as of the last day of each month during the period.

    The rate of exchange as of February 28, 2003 for the conversion of United States dollars into Canadian dollars was 1.4880 (U.S.$1 = C$1.4480).

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

    - fluctuations in material costs and the mix in material costs versus labor and manufacturing overhead costs; and

    - variations in the level and timing of orders placed by a customer due to the customer's attempts to balance its inventory, changes in the customer's manufacturing strategy or sourcing plans, and variation in demand for the customer's products. These changes can result from life cycles of customer products, competitive conditions, and general economic conditions.

    Any one of the following factors or combinations of these factors could also affect our results of operations for a financial period:

    - the level of price competition as a result of the highly competitive nature of our business;

    - our past experience in manufacturing a particular product;

    - the degree of automation we use in the assembly process;

    - whether we are managing our inventories and fixed assets effectively;

    - our customer and end-market concentrations;

    - the timing of our expenditures in anticipation of increased sales;

    - increased or unexpected expenses associated with the shifting of products between manufacturing locations, including transfer delays from higher cost locations;

    - customer product delivery requirements and shortages of components or labor;

    - the shifting of production by our customers from our operations, to one of our competitor's operations; and

    - the timing of, and the price we pay for, our acquisitions and related integration costs.

    In addition, most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to order appropriate levels of materials and to schedule production and maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials, and incur other expenses to meet the anticipated demand of our customers. Sometimes these anticipated orders from certain customers have failed to materialize, and sometimes delivery schedules have been deferred as a result of changes in the customer's business needs. On other occasions, customers have required rapid and sudden increases in production which have placed an excessive burden on our manufacturing capacity. Deferred delivery schedules result in a delay, and may result in a reduction in our revenue from these customers, and also may lead to excess capacity at affected facilities. Also, certain customers may be unable to pay us or otherwise meet their commitments under their agreements or purchase orders with us.

    Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

    Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period.

    WE HAVE HAD RECENT OPERATING LOSSES

    We generated net earnings in each of the years from 1993 through 1996, and in 1999 and 2000. We recorded net losses of $6.9 million in 1997, $48.5 million in 1998, $39.8 million in 2001, and $445.2 million in 2002. In 1997, we incurred $13.3 million of integration costs related to acquisitions and a $13.9 million credit loss, with these charges totaling $27.2 million ($17.0 million after income taxes). In 1998, we incurred $8.1 million of integration costs related to acquisitions, a $41.8 million write-down of intellectual property and goodwill, a write-off of deferred financing fees and debt redemption fees of $17.8 million, and $5.1 million of charges related to the acquisition of IMS with these charges totaling $72.8 million ($56.5 million after income taxes). In 2001, we incurred $22.8 million of integration costs related to acquisitions, $237.0 million of restructuring charges, and a $36.1 million write-down of certain assets, primarily goodwill and intangible assets, with these charges totaling $295.9 million ($245.2 million after income taxes). In 2002, we incurred $21.1 million of integration costs related to acquisitions, $385.4 million of restructuring charges, a $285.4 million write-down of certain assets, primarily goodwill and intangible assets, and $9.6 million in deferred financing costs and debt redemption fees, with these charges totaling
$701.5 million ($582.2 million after income taxes). We may not be profitable in future periods. In response to the continued limited visibility in end markets, we plan to further reduce our manufacturing capacity. The reduction in capacity will result in an estimated pre-tax restructuring charge of between $50.0 million and $70.0 million, to be recorded during 2003. If end-market conditions were to weaken significantly from current levels, we may undertake additional restructuring activities, thereby reducing profitability in future periods.

    WE ARE EXPOSED TO CHANGES IN GENERAL ECONOMIC CONDITIONS

    As a result of unfavorable general economic conditions and reduced demand for technology capital goods, our sales have been particularly volatile in recent quarters. Specifically, since the first fiscal quarter of 2001, we have seen declines in the demand for products in the end markets that we serve. If global economic conditions in the markets we serve do not improve, we may experience a continued material adverse impact on our business, operating results and financial condition.

    THE WAR IN IRAQ, ACTS OF TERRORISM, AND OTHER POLITICAL AND ECONOMIC
     DEVELOPMENTS COULD ADVERSELY AFFECT OUR BUSINESS

    Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, sustained military action in Iraq, other conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and continued economic weakness, may hinder our ability to do business and may adversely affect our stock price. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn adversely affects our revenues and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility in our stock price and may limit the capital resources available to us and our customers or suppliers.

    WE ARE UNCLEAR HOW THE SEVERE ACUTE RESPIRATORY SYNDROME (SARS) OUTBREAK
     WILL IMPACT OUR BUSINESS

    We, our suppliers, and our customers have manufacturing operations in Asia, the geographic region most directly affected by the current outbreak of the SARS virus. Existing bans being imposed by some employers on non-essential travel to this region could begin to impact business in that region, including postponement of factory maintenance and delay in customer qualification of our manufacturing facilities for new programs. The continuation of this disease outbreak in Asia, or its expansion in other regions where we or our customers or suppliers have operations, could also disrupt our manufacturing supply chain and adversely affect our operations through higher operating expenses, lower or delayed production volumes resulting in weaker than expected utilization of our facilities, and delays in product transfer activities from higher to lower cost facilities as we implement our restructuring programs.

    OUR RESULTS CAN BE AFFECTED BY LIMITED AVAILABILITY OF COMPONENTS

    A significant portion of our costs reflects component purchases. A majority of the products we manufacture require one or more components that we order from sole-source suppliers of these particular components. Supply shortages for a particular component can delay production of all products using that component or cause price increases in the services we provide. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in material costs, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period. Also, we rely on a variety of common carriers for materials transportation and route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations.

    WE DEPEND ON CERTAIN INDUSTRIES

    Our financial performance depends on our customers' viability, financial stability, and the demand for our customers' end-market products. Our customers, in turn, depend substantially on the growth of the information technology and communications industries. These industries are characterized by rapidly changing technologies and shortening product life cycles. These industries have been experiencing severe revenue erosion, pricing and margin pressures, excess inventories, and increased difficulty in attracting capital. These factors affecting the information technology and communications industries in general, and the impact these factors might have from time to time on our customers in particular, could continue to have a material adverse effect on our business.

    WE FACE CUSTOMER CREDIT RISK

    We generate significant accounts receivable and inventory balances in providing manufacturing services to our customers. We may encounter significant delays or defaults in payments owed to us by customers.

    WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS

    Our three largest customers in 2002 were IBM Corporation, Sun
Microsystems Inc., and Lucent Technologies Inc., which each represented more than 10% of our total 2002 revenue and collectively represented 48% of our total 2002 revenue. Our next seven largest customers collectively represented 37% of our total revenue in 2002. IBM Corporation, Sun Microsystems Inc., and Lucent Technologies Inc., our three largest customers in 2001, each represented more than 10% of our total 2001 revenue and collectively represented 55% of our total 2001 revenue. Our next seven largest customers represented 29% of total 2001 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue.

    Our mix of business with customers in higher complexity communications and information technology products had a major impact on our results in 2002 as spending in these areas was adversely affected. We saw the biggest declines in revenues from our top 10 customers, which represent over 80% of our business.

    Other than in the case of asset acquisitions, otherwise known as "OEM divestitures," we generally do not enter into long-term supply commitments with our customers. Instead, we bid on a project basis and have supply contracts or purchase orders in place for each project. We are dependent on customers to fulfill the terms associated with these orders and/or contracts. Significant reductions in, or the loss of, sales to any of our largest customers would have a material adverse effect on us. OEM divestitures often entail long-term supply agreements between ourselves and the OEM customer, and we are similarly dependent on customers to fulfill their obligations under these contracts.

    OUR CUSTOMERS MAY CANCEL THEIR ORDERS, CHANGE PRODUCTION QUANTITIES OR DELAY
     PRODUCTION

    Our customers are increasingly dependent on EMS providers for new product introductions and rapid response times to volume requirements. We generally do not obtain firm, long-term purchase commitments from our customers and we often experience reduced lead-times in customers' orders. Customers may cancel their orders, change production quantities, or delay production for a number of reasons. The uncertain economic condition of our customers' end markets and general order volume volatility has resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellation, reduction, or delays by a significant customer, or by a group of customers, would seriously harm our results of operations by reducing the volumes of products manufactured and delivered by us for the customers in that period. Such order changes could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer orders. Order cancellations and delays could also lower asset utilization, resulting in higher productive assets and lower margins.

    WE FACE RISKS ARISING FROM THE RESTRUCTURING OF OUR OPERATIONS

    We have undertaken numerous initiatives to restructure and reduce our capacity in response to the difficult economic climate, with the intention of improving utilization and realizing cost savings in the future. These initiatives have included changing the number and location of our production facilities, largely to align our capacity and infrastructure with anticipated customer demand, and to rationalize our footprint worldwide. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving product production between facilities, reducing staff levels, realigning our business processes and reorganizing our management. Any failure to successfully execute these initiatives can have a material adverse impact on our results. If, in the future, our customer demand falls, or we are required to reduce prices, at a rate exceeding the rate at which we are able to reduce our costs, this could have a material adverse impact on our operating results.

    WE MAY NOT BE ABLE TO RESTRUCTURE QUICKLY ENOUGH IN SOME OF OUR KEY
     MANUFACTURING REGIONS, SUCH AS EUROPE

    We have operations in multiple regions around the world. As a result, we are subject to different regulatory requirements governing how quickly we are able to reduce manufacturing capacity and terminate related employees. Restrictions on our ability to close under-performing facilities will result in higher expenses associated with carrying excess capacity and infrastructure during our restructuring activities.

    CHANGES IN OUR INDUSTRY REQUIRE US TO MOVE A SIGNIFICANT PORTION OF OUR
     MANUFACTURING BASE TO LOWER COST REGIONS

    With the significant and severe weakness in technology end markets over the past two years, our customers require significant cost reductions in order to maintain sales and improve their financial performance. This environment has resulted in an accelerated movement of our production from higher cost regions such as North America and western Europe to lower cost regions such as Asia, Latin America and Central Europe. This accelerated move could impact current and future results by such factors as increasing the risks associated with transferring production to new regions where skills or experience may be more limited than in higher cost regions, higher operating expenses during the transition, and additional restructuring costs associated with the decrease in production levels in higher cost geographies.

    WE FACE RISKS DUE TO OUR INTERNATIONAL OPERATIONS

    During 2002, approximately 40% of our revenue was produced from locations outside of North America. In addition, we purchased material from international suppliers for much of our business, including our North American business. We believe that our future growth depends in large part on our ability to increase our business in international markets and, as we describe above, the shift of much of our production to lower cost geographies. We will continue to expand our operations outside of North America. This expansion will require significant management attention and financial resources. International operations are subject to inherent risks, which may adversely affect us, including:

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

    - lack of acceptance of locally manufactured products in other foreign countries;

    - burdens of complying with a wide variety of foreign laws, including changing import and export regulations which could erode our profit margins or restrict exports;

    - adverse changes in Canadian and U.S. trade policies with the other countries in which we maintain operations;

    - political instability;

    - potential restrictions on the transfer of funds;

    - inflexible employee contracts that restrict our flexibility in responding to business downturns; and

    - foreign exchange risks.

    We have either purchased or built manufacturing facilities in numerous Asian countries, including Thailand, Malaysia, China, Indonesia, and Singapore, and are subject to the significant political, economic, and legal risks associated with doing business in these countries. For instance, under its current leadership, the Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment, and greater economic decentralization. However, the Chinese government may discontinue or change these policies, and these policies may not be successful. Moreover, despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly as it relates to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation of such laws may be inconsistent. As the Chinese legal system develops, new laws and changes to existing laws may adversely affect foreign operations in China. While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to China and its policies may now also affect Hong Kong. Thailand and Indonesia have also had a long history of promoting foreign investment but have experienced economic and political turmoil and a significant devaluation of their currencies in the recent past. There is a risk that economic and political turmoil may result in the reversal of current policies encouraging foreign investment and trade, restrictions on the transfer of funds overseas, employee turnover, labor unrest, or other domestic problems that could adversely affect us.

    OUR RECENT CAPACITY REDUCTION ACTIVITIES AND MANUFACTURING RESTRUCTURING
     PROGRAMS MAY IMPACT OUR ABILITY TO MEET THE GROWTH NEEDS OF OUR CUSTOMERS

    With the significant and severe weakness in technology end markets over the past two years, we have experienced poor asset utilization and responded by significantly reducing our manufacturing infrastructure. If our customers were to experience sharp and unforecasted improvements in demand, the removal of this infrastructure could potentially impact customer satisfaction and limit our ability to grow if we are not able to respond to higher volumes required by our customers.

    WE FACE FINANCIAL RISKS DUE TO FOREIGN CURRENCY FLUCTUATIONS

    The principal currency in which we conduct our operations is U.S. dollars. However, some of our subsidiaries transact business in foreign currencies, such as Canadian dollars, Mexican pesos, British pounds sterling, Euros, Singapore dollars, Japanese yen, Brazilian reais, and the Thai baht. We may sometimes enter into hedging transactions to minimize our exposure to foreign currency and interest rate risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell these foreign currencies at future dates. In general, these contracts extend for periods of less than 19 months. Our hedging transactions may not successfully minimize foreign currency risk.

    INTEREST RATE DECREASES WILL REDUCE INTEREST INCOME ON OUR PORTFOLIO OF CASH
     EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The primary objective of our investment activities is to preserve principal while, at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit, and money market funds. If interest rates, and therefore interest income, were to fall significantly, there may be a material adverse impact on our financial results.

    WE DEPEND ON HIGHLY SKILLED PERSONNEL

    The recruitment of personnel for the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to continue to attract and retain highly skilled executive, technical, and management personnel. We generally do not have employment or non-competition agreements with our employees. To date we have been successful in recruiting and retaining executive, managerial, and technical personnel. However, the loss of services of certain of these employees could have a material adverse effect on us.

    WE ARE IN A HIGHLY COMPETITIVE INDUSTRY

    We are in a highly competitive industry. We compete against numerous domestic and foreign companies. Two of our competitors, Flextronics International and Solectron Corporation, each have revenue in excess of $12.0 billion for fiscal 2002 and one of our competitors, Sanmina-SCI Corporation, has revenue in excess of $8.0 billion for fiscal 2002. We also face indirect competition from the manufacturing operations of our current and prospective customers, which continually evaluate the merits of manufacturing products internally rather than using EMS providers. Some of our competitors have more geographically diversified international operations, a greater production presence in lower cost geographies as well as substantially greater manufacturing, financial, procurement, research and development, and marketing resources than we have. These competitors may create alliances and rapidly acquire significant market share. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form significant competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and may continue to cause price reductions, reduced profits, or loss of market share, any of which could materially and adversely affect us. We may not be able to compete successfully against current and future competitors, and the competitive pressures that we face may materially adversely affect us. The EMS industry has been experiencing an increase in excess manufacturing capacity. This has and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. Excess capacity will limit the industries ability to attain economics of scale and other synergies.

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

    WE MAY BE UNABLE TO KEEP PACE WITH TECHNOLOGY CHANGES

    We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend in part upon our ability to develop and to market manufacturing services which meet changing customer needs, to maintain technological leadership, and to successfully anticipate or respond to technological changes in production and manufacturing processes in cost-effective and timely ways. Our manufacturing processes, test development efforts, and design capabilities may not be successful.

    OUR CUSTOMERS MAY BE ADVERSELY AFFECTED BY RAPID TECHNOLOGICAL CHANGE

    Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards, and continuous improvements in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be materially adversely affected.

    WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY

    We believe that certain of our proprietary intellectual property rights and information give us a competitive advantage. Accordingly, we have taken, and intend to continue to take, appropriate steps to protect this proprietary information. These steps include signing non-disclosure agreements with customers, suppliers, employees, and other parties and implementing rigid security measures. Our protection measures may not be sufficient to prevent the misappropriation or unauthorized disclosure of our property or information.

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

    WE ARE SUBJECT TO THE RISK OF INCREASED INCOME TAXES

    Our business operations are carried on in a number of countries, including countries where:

    - tax incentives have been extended to encourage foreign investment; or

    - income tax rates are low.

    We develop our tax position based upon the anticipated nature and conduct of our business and the tax laws, administrative practices and judicial decisions now in effect in the countries in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effects.

    OUR COMPLIANCE WITH ENVIRONMENTAL LAWS COULD BE COSTLY

    Like others in similar businesses, we are subject to extensive environmental laws and regulations in numerous jurisdictions. Our environmental policies and practices have been designed to ensure compliance with these laws and regulations consistent with local practice. Future developments and increasingly stringent regulation could require us to incur additional expenditures relating to environmental matters at any of the facilities. Achieving and maintaining compliance with present, changing, and future environmental laws could restrict our ability to modify or expand our facilities or continue production. This compliance could also require us to acquire costly equipment or to incur other significant expenses.

    Some of our operating sites have a history of industrial use. Soil and groundwater contamination have occurred at some of our facilities. Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was not aware of or responsible for the presence of such substances. In addition, in some countries in which we have operations, any person or company who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility may be liable for the costs of removal or remediation of such substances at such facility, whether or not the person or company owns or operates the facility. From time to time we investigate, remediate, and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where soil or groundwater contamination existed prior to our ownership or occupation of a site, landlords or former owners have contractually retained responsibility and liability for the contamination and its remediation. However, failure of such former owners or landlords to perform, as the result of financial inability or otherwise, could result in our company being required to remediate such contamination.

    Except for facilities we acquired in the Omni transaction, we obtained
Phase I or similar environmental assessments, or reviewed recent assessments initiated by others, for most of the manufacturing facilities that we own or lease at the time we either acquired or leased such facilities. Typically, these assessments include general inspections without soil sampling or groundwater analysis. Where contamination is suspected, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. These assessments have not revealed any environmental liability that we believe, based on current information, will have a material adverse effect on us, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners. Our assessments may not reveal all environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities of which we are not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws. The conditions of our properties could be affected in the future by the conditions of the land or operations in the vicinity of the properties (such as the presence of underground storage tanks). These developments and others (such as increasingly stringent environmental laws, increasingly strict enforcement of environmental laws by governmental authorities, or claims for damage to property or injury to persons resulting from the environmental, health, or safety impact of our operations) may cause us to incur significant costs and liabilities that could have a material adverse effect on us.

    OUR LOAN AGREEMENTS CONTAIN RESTRICTIVE COVENANTS

    Certain of our outstanding loan agreements contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities.

    POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

    As of February 28, 2003, we had 189,102,903 subordinate voting shares and 39,065,950 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 3,483,238 subordinate voting shares held by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to Celestica.

    In addition, as of February 28, 2003, there were approximately 33,497,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 25,536,000 shares. The issuances and/or sale of such shares could adversely affect the market price of the subordinate voting shares.

    OUR COMPANY IS CONTROLLED BY ONEX CORPORATION

    Onex owns, directly or indirectly, all of the outstanding multiple voting shares and less than 1% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represent 84% of the voting interest in Celestica and approximately 2% of the outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and to approve significant corporate transactions such as certain amendments to our articles of incorporation, mergers, amalgamations, plans of arrangement, and the sale of all or substantially all of our assets. Onex' voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facilities, if Onex ceases to control Celestica and if our shares cease to be widely held ("widely held" meaning that no one person owns more than 20% of the votes), our lenders could demand repayment. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns shares with a majority of the voting rights of the shares of Onex. Mr. Schwartz, therefore, effectively controls our affairs. For additional information about our principal shareholders, please turn to Item 7(A), "Major Shareholders."

    In private placements outside of the United States, certain subsidiaries of Onex have offered exchangeable debentures due 2025 that are exchangeable and redeemable under certain circumstances during their 25-year term for 9,214,320 subordinate voting shares. In addition, 1,757,467 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If the issuers of the exchangeable debentures elect or the party to the equity forward agreements elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration, of the debentures or the settlement of the equity forward agreement, as the case may be, the number of shares owned by Onex, together with those shares Onex has the right to vote, would, if such delivery had occurred on February 28, 2003, represent in the aggregate 78% of the voting interest in our company.

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

    POTENTIAL UNENFORCEABILITY OF CIVIL LIABILITIES AND JUDGMENTS

    We are incorporated under the laws of the Province of Ontario, Canada. Most of our directors, controlling persons and officers are residents of Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce, in the U.S., judgments which are obtained in a U.S. court against us or these persons. It may also be difficult for shareholders to enforce a U.S. judgment in Canada or to succeed in a Canadian court, in a lawsuit based only on U.S. securities laws.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

    Celestica was incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions principally to modify our corporate name and our share capital. Our legal name and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal executive offices are located at 1150 Eglinton Avenue East, Toronto, Ontario, Canada
M3C 1H7 and our telephone number is (416) 448-5800. Our Web site is http://www.celestica.com. Information on our Web site is not incorporated by reference in this Annual Report.

    We are a world leader in the delivery of innovative electronics manufacturing services. We operate a highly sophisticated global manufacturing network with operations in Asia, Europe, and the Americas, providing a broad range of services to leading OEMs. A recognized leader in quality, technology, and supply chain management, Celestica provides competitive advantage to customers by improving time-to-market, scalability, and manufacturing efficiency.

    As an important IBM manufacturing unit, Celestica provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, Celestica was purchased from IBM by an investor group, led by Onex, which included our management.

OUR ACQUISITIONS

    A listing of our acquisitions since 1998 is included in note (1) to the Selected Financial Data table, see Item 3, "Key Information -- Selected Financial Data."

    In 2002, we completed the acquisition of:

    - certain manufacturing assets of NEC Corporation in Miyagi and Yamanashi, Japan; and

    - certain assets from Corvis Corporation in the United States.

    In connection with these acquisitions, we also entered into supply agreements. The aggregate purchase price for these acquisitions was $111.0 million.

    Certain information concerning capital expenditures, including acquisitions and financing activities, is set forth in notes 3, 9, 10, 11, and 20 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Certain information concerning our divestiture activities, such as restructuring, is set forth in note 13 to the Consolidated Financial Statements in Item 18, in Item 4, "Information on the Company -- Description of Property," and Item 5, "Operating and Financial Review and Prospects -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

B.  BUSINESS OVERVIEW

    Our goal is to be the "partner of choice" in EMS. We believe we are uniquely positioned to achieve this goal given our position as one of the major EMS providers worldwide and our widely recognized skills in our core areas of competency. The Company's strategy is to (i) maintain our leadership position in the areas of technology, quality, and supply chain management, (ii) develop profitable, strategic relationships with industry leaders, (iii) continually expand the range of the services we provide to OEMs, (iv) diversify our customer base, serving a wide variety of end markets, (v) selectively pursue strategic acquisitions, and (vi) steadily improve our operating margins. We believe that the successful implementation of this strategy will allow us to achieve superior financial performance and enhance shareholder value.

    We have operations in the Americas, Europe, and Asia. We provide a wide variety of products and services to our customers, including the manufacture, assembly, and test of complex printed circuit assemblies, or PCAs, and the full system assembly of final products. In addition, we provide a broad range of EMS services from product design to worldwide distribution and after-sales support.

    Celestica targets industry-leading OEMs primarily in the information technology and communications sectors. Celestica supplies products and services to over 100 OEMs. In the aggregate, our top ten customers represented over 80% of revenue in 2002. The products we manufacture can be found in a wide array of end products, including: cell phones and pagers, electronic metering devices, hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical products, modems, multimedia peripherals, PBX switches, personal computers, PDAs, photonic devices, routers, scalable processors, servers, switching products, token ring products, video broadcasting equipment, wireless base stations, wireless loop systems, and workstations.

    Our principal competitive advantages are our advanced capabilities and leadership in the areas of technology, quality and supply chain management. We are an industry leader in a wide range of advanced manufacturing technologies, using established and emerging process technologies. We believe our test capabilities are among the best in the industry and enable us to produce highly reliable products, including products that are critical to the functioning of our customers' products and systems. Our size, geographic reach, and leading expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time to market.

    We believe that our highly skilled workforce gives us a distinct competitive advantage. Through innovative compensation and broad-based employee stock ownership, we have developed a unique entrepreneurial, participative and team-based culture.

ELECTRONICS MANUFACTURING SERVICES INDUSTRY

    OVERVIEW

    The EMS industry is comprised of companies that provide a range of manufacturing services to OEMs. The industry (i) has experienced rapid growth in the past and has potential for growth in the future as the market for outsourcing, as a whole, grows, (ii) is highly fragmented and (iii) is poised for continuing consolidation due to the advantages of scale and geographic diversity. In 2002, two EMS providers -- Flextronics International and Solectron Corporation -- each achieved total revenue in excess of $12.0 billion, and two EMS providers -- Celestica and Sanmina-SCI Corporation -- each achieved total revenue in excess of $8.0 billion.

    We see numerous industry vectors that are fueling the EMS industry. These include the continuing trend of information technology and communications companies to outsource their electronics manufacturing and to divest their manufacturing assets; OEMs in Japan increasingly execute an electronics manufacturing outsourcing strategy; the increasing adoption of an outsourcing strategy by the industrial, medical, military, and consumer electronics industries; and OEMs increasingly looking to the EMS industry to reduce their overall cost of goods sold and to provide a full range of services including design, system build, order fulfillment, reverse logistics, and other related manufacturing and customer support services.

    In the current weak economic environment, the industry is dealing with the challenges of low utilization rates and the shifting of more production and manufacturing infrastructure to lower cost geographies. However, we believe that as the trend to outsourcing continues, OEMs will increasingly outsource more of their manufacturing and related services to EMS providers. This trend will favor larger EMS providers that have clear advantages of scale, financial strength, geographic diversity, and leading supply chain capabilities, and is expected to lead to a sustained period of consolidation in the EMS industry.

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

    Significant advancements in manufacturing process technology in the 1980s enabled EMS companies to provide cost savings to OEMs while at the same time increasing the quality of their products. Furthermore, as the capabilities of EMS companies expanded, an increasing number of OEMs adopted and became increasingly reliant upon manufacturing outsourcing strategies. In recent years, large sophisticated EMS companies have further expanded their capabilities to include providing services in support of their OEM customers, ranging from design to advanced manufacturing, final distribution and after-sales support. For the services they provide, the larger EMS companies generally have a lower cost structure, superior technological know-how and more advanced manufacturing processes relative to most of the OEM customers they serve. In this environment, OEMs have begun increasingly to outsource front-end design functions as well as back-end full system assembly, product test, test development, order fulfillment and distribution functions.

    By outsourcing their manufacturing and related services, OEMs are able to focus on their core competencies, including product development, sales, marketing and customer service, while leveraging the expertise of EMS providers for design, procurement, assembly and test operations, and supply chain management. As a result, larger, more sophisticated EMS providers have established strong strategic relationships with many of their OEM customers.

    The Company believes that the principal reasons OEMs establish relationships with EMS providers include the following:

    DECREASE TIME TO MARKET. Electronics products are experiencing increasingly shorter product life cycles, requiring OEMs to continually reduce the time required to bring products to market. OEMs can significantly improve product development cycles and enhance time to market by benefiting from the expertise and infrastructure of EMS providers. This includes capabilities relating to design, quick-turn prototype development and rapid ramp-up of new products to high volume production, with the critical support of worldwide supply chain management.

    REDUCE OPERATING COSTS AND INVESTED CAPITAL. As electronics products have become more technically advanced, the manufacturing process has become increasingly automated, requiring greater levels of investment in capital equipment. EMS companies enable OEMs to gain access to advanced manufacturing facilities, supply chain management and engineering capabilities, additional capacity, greater flexibility for both product ramp-up and changeover, and the economies of scale which EMS companies provide. As a result, OEMs can reduce overall operating costs, working capital and capital investment requirements.

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

    UTILIZE EMS COMPANIES' PROCUREMENT, INVENTORY MANAGEMENT AND LOGISTICS EXPERTISE. OEMs who manufacture internally are faced with greater complexities in planning, procurement and inventory management due to frequent design changes, short product life cycles and product demand fluctuations. OEMs can address these complexities by outsourcing to EMS providers that (i) possess sophisticated supply chain management capabilities, and (ii) can leverage significant component procurement advantages to lower product costs.

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

    KEY SUCCESS FACTORS

    Celestica believes that the following are the key success factors for EMS providers seeking to establish and expand relationships with leading OEMs:

    SOPHISTICATED TECHNOLOGICAL CAPABILITIES. The desire among OEMs to increase product performance, functionality and quality is driving a requirement for increasingly complex assembly and test technologies. EMS companies that possess sophisticated skills in manufacturing technology, and that continually innovate and develop advanced assembly and test techniques, provide a competitive advantage to their OEM customers. We believe that as the trend to outsourcing continues, OEMs will increasingly outsource more complex products.

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

    GLOBAL SUPPLY CHAIN MANAGEMENT SKILLS. EMS providers must possess the skills required to optimize many aspects of the OEM's global supply chain, from managing a sophisticated supplier base, component selection and cost-effective procurement to inventory management and rapid distribution direct to end customers. Therefore, EMS providers who lack the sophisticated material resource planning and information technology systems necessary to effectively optimize the supply chain will be significantly disadvantaged in the marketplace.

    BROAD SERVICE OFFERING. In order to establish strategic relationships with OEM customers, EMS companies must be able to effectively provide a broad portfolio of services. These services include front-end product design and design for manufacturability, component selection and procurement, quick-turn prototyping, PCA test, product assurance and failure analysis, as well as back-end functions such as full system assembly, order fulfillment, worldwide distribution and after-sales support, including repair services. The complex nature of certain services such as front-end design and testing requires a significant investment in highly trained engineering personnel.

    COMPETITIVE COSTS. EMS companies with global plant networks can simplify and shorten an OEM's supply chain, significantly reduce the time it takes to bring products to market, and significantly reduce the total cost of an OEM's product. EMS providers that have significant capability in lower cost regions such as Mexico, Asia, and Central Europe can provide lower cost manufacturing solutions to their OEM customers. As a result of these trends, many large OEMs tend to work with a smaller number of EMS providers that, as worldwide suppliers, can meet their needs in multiple geographic markets at the lowest cost.

    MARKET CONSOLIDATION

    The Company believes that larger EMS providers that possess the above-noted attributes will be well positioned to take advantage of the future outsourcing trend. Conversely, the Company believes that smaller providers who seek to serve leading OEMs, and compete directly with larger EMS providers, will generally be disadvantaged due to a lack of scale and their difficulty in meeting OEM requirements relating to technology, capacity, supply chain management, broad service offerings, global manufacturing capabilities, and competitive costs.

    The EMS industry continues to experience large-scale acquisition activity, primarily through the sale of facilities and manufacturing operations from OEMs to larger EMS providers. OEMs have tended to award these opportunities to larger EMS providers that possess the capital, management expertise and advanced systems required to integrate the acquired business effectively as the acquiror in most cases becomes an important supplier to the OEM post-acquisition. For the EMS provider, these acquisitions have been driven by the need for additional capacity or capability, a desire to enter new geographic or product markets and services, or a desire to establish or further develop a customer relationship with a particular OEM.

    Given this environment, Celestica believes that the EMS industry may experience significant consolidation, driven by the continued trend among OEMs to outsource large-volume programs to leading EMS providers, the continued disposition of OEM manufacturing assets to these companies and acquisition activity among EMS businesses themselves.

CELESTICA'S STRATEGY

    Celestica's goal is to be the "partner of choice" in EMS. To achieve this goal, Celestica works closely with OEM customers to proactively identify and fulfill each of their requirements, and exceed their expectations in areas such as price, delivery, quality, reliability and serviceability. By deploying the following strategy, we believe that Celestica will maximize customer satisfaction, achieve superior financial performance, and enhance shareholder value:

    LEVERAGE LEADERSHIP IN TECHNOLOGY, QUALITY AND SUPPLY CHAIN MANAGEMENT. We are committed to maintaining our leadership position in the areas of technology, quality and supply chain management. Our modern plants and leading technological capabilities enable us to produce complex and highly sophisticated products to meet the rigorous demands of our OEM customers. The Company's Customer Gateway Centre strategy provides customer access to the Company's broad base of services, capabilities, skills, geographic coverage and larger production facilities. Our commitment to quality in all aspects of our business allows us to deliver consistently reliable products to our OEM customers. The systems and processes associated with our leadership in supply chain management enable us to rapidly ramp operations to meet customer needs, flexibly shift capacity in response to product demand fluctuations, and effectively distribute products directly to end customers. We often work closely with many suppliers to influence component design for the benefit of OEM customers. We have been recognized through numerous customer and industry achievement awards.

    DEVELOP AND ENHANCE RELATIONSHIPS WITH LEADING OEMS. Celestica seeks profitable, strategic relationships with industry leaders in the information technology and communications sectors. To this end, we pursue opportunities which exploit our competitive advantages in the areas of technology, quality and supply chain management. This strategy has allowed us to establish strong manufacturing relationships with leading OEMs. We are also committed to diversification of our customer base and to expanding our global presence as required by our customers.

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

    DIVERSIFY END MARKETS. Celestica has a diversified customer base whose products serve the communications, server, storage and other, workstation and personal computer industries. In 2002, revenue by end-market users was as follows: communications -- 45%; servers -- 26%; storage and other -- 22%; and workstations and personal computer -- 7%. Celestica targets industry-leading OEMs, primarily in the information technology and communications sectors. In addition to this, Celestica's strategy includes increasing its diversification across other end markets, such as aerospace, military, industrial, medical, consumer, and automotive, to reduce the risk of reliance on certain sectors.

    SELECTIVELY PURSUE STRATEGIC ACQUISITIONS. Celestica has completed numerous acquisitions. We will continue selectively to seek acquisition opportunities in order to (i) further develop strategic relationships with leading OEMs,
(ii) expand our capacity and capability, (iii) diversify into new market sectors, (iv) broaden our service offerings, and (v) optimize our global positioning. Celestica has developed and deployed a comprehensive integration strategy that includes establishing a common culture at all locations with broad-based workforce participation, providing a single marketing "face" to customers worldwide, deploying common information technology platforms, leveraging global procurement and transferring best practices among operations worldwide.

    INCREASE OPERATING EFFICIENCY. While operating margins were relatively stable for the past two years, operating margins fell in 2002 as a result of revenue declines and weaker facilities utilization. Management is committed to applying our proven strategies and processes to enhance margins around the world. Additionally, we are executing our plan to improve overall financial margins by (i) completing our restructuring program, (ii) leveraging corporate procurement capabilities to lower materials costs, (iii) increasing utilization of facilities to take advantage of significant operating leverage,
(iv) deploying corporate cost reduction and productivity enhancement initiatives on a global basis, (v) consistently applying best practices among our operations worldwide, and (vi) compensating our employees based in part on the achievement of earnings targets. In addition, we will continue our intensive focus on maximizing asset turnover which, combined with the margin enhancements described above, we believe will increase our return on invested capital.

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

    SUPPLY CHAIN MANAGEMENT. We utilize our fully integrated enterprise resource planning and supply chain management system to enable us to optimize materials management from supplier to end customer. Effective management of the supply chain is critical to the success of OEMs as it directly impacts the time required to deliver product to market and the capital requirements associated with carrying inventory.

    DESIGN. Celestica's design team works with OEM product developers in the early stages of product development. The design team uses advanced design tools to enable new product ideas to progress from electrical and ASIC design, to simulation and physical layout to design for manufacturability. Electronic linkages between the customer, the design group, and the manufacturing group at Celestica help to ensure that new designs are released rapidly, smoothly, and cohesively into production.

    PROTOTYPING. Prototyping is a critical stage in the development of new products which is enhanced by linkages between OEM and EMS engineers. Celestica's prototyping and new product introduction centers, referred to as "Customer Gateway Centres," are strategically located, enabling us to provide a quick response to customer demands facilitating greater collaboration between our engineers and those customers, and providing a seamless entry to our larger manufacturing facilities.

    PRODUCT ASSEMBLY AND TEST. We use sophisticated technology in the assembly and testing of our products, and have continually made significant investments in developing new assembly and test process techniques and improving product quality, reducing cost, and improving delivery time to customers. Celestica works independently and with customers and suppliers to develop leading assembly and test technologies.

    FULL SYSTEM ASSEMBLY. Celestica provides full system assembly services to OEMs. These services require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing, and distribute products to customers around the world. Celestica's full system assembly services involve combining a wide range of sub-assemblies (including PCA) and employing advanced test techniques to various sub-assemblies and final end products. Increasingly, OEMs require custom build-to-order system solutions with very short lead times. We are focused on exploiting this trend through our advanced supply chain management capabilities.

    PRODUCT ASSURANCE. Celestica provides product assurance to our OEM customers. Celestica's product assurance team performs product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. Celestica is accredited as a National Testing Laboratory capable of testing to international standards (E.G., Canadian Standards Association and Underwriters Laboratories). Celestica believes that this service allows customers to attain product certification significantly faster than is customary in the EMS industry.

    FAILURE ANALYSIS. Celestica's extensive failure analysis capabilities concentrate on identifying the root cause of failures and determining corrective action. Root causes of failures typically relate to inherent component defects or design robustness deficiencies. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage, and rate of use, and field conditions are simulated in failure analysis laboratories which also employ advanced electron microscopes, spectrometers, and other advanced equipment. We are proficient in discovering failures before products are shipped and, more importantly, our highly qualified engineers are very pro active in working in partnership with suppliers and customers to implement resolutions.

    PACKAGING AND GLOBAL FULFILLMENT. Celestica designs and tests packaging of products for bulk shipment or single end-customer use. We have a sophisticated integrated system for managing complex international order fulfillment, allowing us to ship worldwide and, in many cases, directly to the OEMs' end customers.

    AFTER-SALES SUPPORT. Celestica offers a wide range of after-sales support services. This support can be individualized to meet each customer's requirements and includes field failure analysis, product upgrades, repair, and engineering change management.

    QUALITY MANAGEMENT

    One of our strengths has been our ability to consistently deliver high quality services and products. Celestica has an extensive quality management system that focuses on continual process improvement and achieving high customer satisfaction. Celestica employs a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

    We believe that our success is directly linked to high customer satisfaction. As such, a portion of the compensation of employees is based on the results of extensive customer satisfaction surveys conducted on Celestica's behalf by an independent consultant.

    GEOGRAPHIES

    In 2002, approximately 56% of Celestica's revenue was produced in North America. Facilities in Asia and Europe generated approximately 23% and 21%, respectively, of Celestica's revenue in 2002. A listing of our principal locations is included in Item 4, "Information on the Company -- Description of Property." We are focused on expanding our resources and capability in lower cost geographies. We believe that locating in lower cost geographic regions such as Central Europe and Asia complements our service offerings by providing lower cost manufacturing solutions to our OEM customers for certain price-sensitive applications.

    Certain information concerning geographic segments is set forth in note 20 to the Consolidated Financial Statements in Item 18.

    SALES AND MARKETING

    Sales and marketing at Celestica is an integrated set of processes designed to provide a single "face" to the customer worldwide. Celestica's coordination of efforts with key global customers has been enhanced by the creation of customer-focused units each headed by a group general manager to oversee the entire relationship with such customers. We have a global network comprised of direct sales representatives, operational and project managers, account executives, and supply chain management, as well as senior executives. Celestica's sales resources are directed at multiple management and staff levels within target accounts. Sales offices are located in proximity to key customers and markets.

    Celestica has adopted a focused marketing approach targeted at creating profitable, strategic relationships with leading OEMs primarily in the information technology and communications sectors.

    CUSTOMERS

    Celestica targets industry-leading customers primarily in the information technology and communications sectors. Celestica supplies products and services to over 100 OEMs, including such industry leaders as Avaya Inc., Cisco
Systems Inc., Dell Computer Corporation, EMC Corporation, Hewlett-Packard Corporation, IBM Corporation, Lucent Technologies Inc., Motorola Inc., NEC Corporation, and Sun Microsystems Inc.

    During 2002, Celestica's three largest customers, IBM Corporation, Sun Microsystems Inc., and Lucent Technologies Inc., each represented in excess of 10% of total revenue and in the aggregate represented 48% of total revenue. During 2001, Celestica's three largest customers, IBM Corporation, Sun Microsystems Inc., and Lucent Technologies Inc., each represented in excess of 10% of total revenue and in the aggregate represented 55% of total revenue. Celestica's next seven largest customers represented approximately 37% of Celestica's total revenue in 2002 (compared with 29% for the next seven largest customers in 2001).

    We generally enter into supply arrangements in connection with our acquisition of facilities from OEMs. These arrangements generally govern the conduct of business between the parties relating to, among other things, the manufacture of products which were previously produced at that facility by the seller itself. Such arrangements, which in certain instances contain limited overhead contribution provisions or limited revenue or product volume guarantees, range from one to five years. There can be no assurance that these arrangements will be renewed. As a result of the weak economic environment, these supply agreements have been affected by order cancellations and rescheduling as our customers' base-business volumes have decreased.

    TECHNOLOGY AND RESEARCH AND DEVELOPMENT

    We use advanced technology in the assembly and testing of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry, which provides us with advantages over many of our smaller and less sophisticated competitors.

    Our customer-focused factories are highly flexible and are continually reconfigured to meet customer-specific product requirements. Celestica has extensive capabilities across a broad range of specialized assembly process technologies, including chip on board, chip scale packaging, flip chip attach, tape automated bonding, wire bonding, multi-chip module, ball grid array, micro ball grid array, tape ball grid array, and column grid array. We also work with a wide range of substrate types from thin flexible printed circuit boards to highly complex, dense multilayer boards.

    Our assembly capabilities are complemented by advanced test capabilities. Technologies include high speed functional testing, burn-in, vibration, radio frequency, in-circuit, and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, three-dimensional laser paste volumetric inspection, and scanning electron microscopy, is among the most sophisticated in the EMS industry. Furthermore, Celestica employs internally-developed automated robotic technology to perform in-process repair.

    Our ongoing research and development activities include the development of processes and test technologies as well as some focused product development. Celestica is proactive in developing manufacturing techniques which take advantage of the latest component and product designs and packaging. We often work with industry groups to advance the state of technology in the industry.

    SUPPLY CHAIN MANAGEMENT

    Celestica has strong relationships with a broad range of suppliers. We use electronic data interchange with our key suppliers and ensure speed of supply through the use of automated receiving and full-service distribution capabilities. During 2002, Celestica procured and managed over $6.0 billion in materials and related services. We view this size of procurement as an important competitive advantage as it enhances our ability to obtain better pricing, influence component packaging and design, and obtain supply of components in constrained markets.

    We utilize two fully integrated enterprise systems which provide comprehensive information on our logistics, financial and engineering support functions. One system is used in Asia, Brazil, and Europe and the other system is common throughout the rest of Celestica's operations. These systems provide management with the data required to manage the logistical complexities of the business. These systems are augmented by and integrated with other applications such as shop floor controls, component database management and design tools.

    We employ a strategy of risk minimization relative to our inventory and generally order materials and components only to the extent necessary to satisfy existing customer orders. Celestica has implemented specific inventory management strategies with certain suppliers such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and "real-time component pricing" (the ability to obtain the advantage of the most recent price change in component pricing) designed to minimize the risk to us of cost fluctuations. In providing contract manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

    Almost all of the products manufactured or assembled by Celestica require one or more components, one or more of which may be ordered from a sole-source supplier. Some of these components could be rationed in response to supply shortages. We attempt to ensure continuity of supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or to defer planned production in response to the anticipated unavailability of the critical components. In some cases, supply shortages will substantially curtail production of all full system assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components. There can be no assurance that such shortages, or future fluctuations in material cost, will not have a material adverse effect on our results of operations, business, prospects and financial condition.

    INTELLECTUAL PROPERTY

    We hold licenses to various technologies which we acquired in connection with acquisitions from Fujitsu-ICL, Hewlett-Packard, IBM Corporation, NEC Corporation, and other companies. We believe that we have secured access to all required technology that is material to the current conduct of our business.

    We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We rely largely upon a combination of trade secret laws, non-disclosure agreements with our customers and suppliers and our internal security systems, confidentiality procedures, and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes. Although we take steps to protect our trade secrets, there can be no assurance that misappropriation will not occur.

    Celestica currently has a limited number of patents and patent applications pending. However, we believe that the rapid pace of technological change makes patent protection less significant than such factors as the knowledge and experience of management and personnel and our ability to develop, enhance, and market manufacturing services.

    We license some technology from third parties which we use in providing manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to Celestica non-exclusive, worldwide licenses with respect to the subject technology and terminate upon a material breach by Celestica of the terms of the licensing agreement.

    COMPETITION

    The EMS industry is comprised of a large number of domestic and foreign companies, of which two companies, Flextronics International and Solectron Corporation, each had revenue in excess of $12.0 billion for fiscal year 2002 and two companies, Celestica and Sanmina-SCI Corporation, each had revenue in excess of $8.0 billion for fiscal year 2002. We also face competition from current and prospective customers which evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Certain of our competitors may have greater manufacturing, financial, research and development, and marketing resources than we do. We believe that the primary basis of competition in our targeted markets is manufacturing technology, quality, responsiveness, the provision of value-added services, and price. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, and compete favorably on the basis of price.

    HUMAN RESOURCES

    As of December 31, 2002, we employ over 40,000 permanent and temporary (contract) employees worldwide. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly ramp-up and ramp-down our production to maximize efficiency. To achieve this, our strategy has been to employ a skilled temporary labor force, as required.

    Culturally, Celestica is team-oriented, values-driven, empowerment-based, dynamic, and results-oriented, with an overriding sensitivity to customer service and quality at all levels. This environment is a critical factor for us to be able to fully utilize the intellectual capital of our employees. We have never experienced a work stoppage or strike. We believe that our employee relations are good. Certain of our employees in the United Kingdom, France, Italy, Mexico, U.S., Japan and Brazil are represented by unions.

    ENVIRONMENTAL MATTERS

    Celestica is subject to extensive environmental, health, and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal, and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. We believe that we are in compliance in all material respects with current environmental laws. However, there can be no assurance that we will not experience difficulties with our efforts to maintain material compliance at our facilities, or to comply either with currently applicable environmental laws or environmental laws as they change in the future, or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects, and financial condition. Our need to comply with present and changing future environmental laws could restrict our ability to modify or expand our facilities or continue production and could require us to acquire costly equipment or to incur other significant expense.

    Some of our operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred. We from time to time investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites.

    Except for the facilities we acquired in the Omni transaction, Phase I or similar environmental assessments (which involve general inspections without soil sampling or ground water analysis) were obtained for most of the manufacturing facilities leased or owned by Celestica in connection with our acquisition or lease of such facilities. Where contamination is suspected, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct such environmental assessments in respect of future property acquisitions where consistent with local practice. These environmental assessments have not revealed any environmental liability that we believe, based on current information, will have a material adverse effect on our results of operations, business, prospects or financial condition, nor are we aware that we have any such material environmental liability, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners at some sites. It is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are not presently aware or that future changes in law or enforcement standards will cause us to incur significant costs or liabilities in the future.

    BACKLOG

    Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

    SEASONALITY

    With a significant exposure to information technology and communications infrastructure products, the Company has historically seen a level of seasonality in its quarterly revenue patterns. This seasonality has generally resulted in lower volumes in the Company's first quarter, gradually increasing throughout the year, culminating in higher revenue in the fourth quarter. Seasonality is also reflective of the mix and complexity of the products manufactured. As a result of the current weak and uncertain economic environment, it is difficult to predict the extent and impact of seasonality on our business.

GLOSSARY

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

PDA...............................      "Personal Digital Assistant." A small form factor portable computing device.

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

Three-dimensional laser paste
  volumetric inspection...........      An inspection system that uses a laser light source and a
                                        camera for image capture in a controlled process. It is used to measure the volume of solder paste that has been screened onto a printed circuit board in order to ensure solder
                                        quality.

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

C.  ORGANIZATIONAL STRUCTURE

    We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly-owned:

    Celestica (U.S.) Inc., a Delaware corporation.

    Celestica Corporation, a Delaware corporation.

    Celestica Europe Inc., an Ontario corporation.

    Celestica Hong Kong Limited, a Hong Kong corporation.

    Celestica Liquidity Management Hungary Limited Liability Company, a Hungarian corporation.

D.  DESCRIPTION OF PROPERTY

    The following table summarizes our principal facilities as of February 28, 2003. Our facilities are used to manufacture printed circuit boards, assemble final systems and configuration, and for other related manufacturing and customer support activities.

                                                              MANUFACTURING
FACILITY                                                      SQUARE FOOTAGE   OWNED/LEASED
--------                                                      --------------   -------------
                                                              (in thousands)
Toronto, Ontario............................................       888            Owned
Montreal, Quebec............................................       180            Owned
Oklahoma City, Oklahoma(1)..................................       430            Leased
Denver, Colorado............................................       300            Leased
Little Rock, Arkansas.......................................       424            Owned
Fort Collins, Colorado......................................       200            Leased
Rochester, Minnesota(1).....................................       200            Leased
Chippewa Falls, Wisconsin...................................       127            Owned
Salem, New Hampshire........................................       139            Leased
San Jose, California........................................       131            Leased
Dallas, Texas...............................................        69            Leased
Mt. Pleasant, Iowa..........................................        69            Leased
Milwaukie, Oregon...........................................        61            Leased
Chelmsford, Massachusetts(1)................................        37            Leased
Raleigh, North Carolina.....................................        26            Leased
Austin, Texas...............................................        51            Leased
Kidsgrove, England..........................................       375            Owned
Telford, England............................................        50            Owned
Vimercate, Italy............................................       550            Owned
Santa Palombo, Italy........................................       150            Owned
Dublin, Ireland.............................................       210            Owned
Saumur, France..............................................       142            Owned
Rajecko, Czech Republic.....................................       170            Owned
Kladno, Czech Republic......................................       166            Owned
Monterrey, Mexico...........................................       214            Leased
Monterrey, Mexico...........................................       113            Owned
Queretaro, Mexico...........................................        77            Leased
Jaguariuna, Brazil..........................................       142            Leased
Shanghai, China.............................................       273            Owned
Dongguan, China.............................................       172            Leased
China(2)....................................................       208         Owned/Leased
Shatin, Hong Kong...........................................        82            Leased
Indonesia(3)(4).............................................        46         Owned/Leased
Johor Bahru, Malaysia(3)....................................       491            Leased

                                                              MANUFACTURING
FACILITY                                                      SQUARE FOOTAGE   OWNED/LEASED
--------                                                      --------------   -------------
                                                              (in thousands)
Kulim, Malaysia.............................................       324            Owned
Malaysia....................................................        40            Leased
Singapore...................................................       298            Leased
Singapore...................................................        65            Owned
Laem Chabang, Thailand......................................       422            Leased
Japan(2)....................................................       566         Owned/Leased
Rayong, Thailand............................................        41            Leased

------------

(1) As part of our restructuring plans, we have announced that we will close this site by the end of 2003.

(2) This represents three facilities.

(3) This represents two facilities.

(4) As part of our restructuring plans, we have announced that we will close one of the two sites by the end of 2003.

    Celestica's principal executive office is located at 1150 Eglinton Avenue East, Toronto, Ontario M3C 1H7. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

    The leases for our leased facilities expire between 2003 and 2056. Celestica currently expects to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

    As part of our restructuring plans, we have consolidated facilities and changed our strategic focus as to the number and geography of sites. We are rationalizing our footprint worldwide to increase the percentage of our facilities in lower cost geographies. See Item 5, "Operating and Financial Review and Prospects -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Operating Results" for additional information concerning our restructurings.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CELESTICA SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS IN ITEM 18. ALL DOLLAR AMOUNTS ARE EXPRESSED IN
U.S. DOLLARS.

    CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE INFORMATION TECHNOLOGY AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE OUR RESTRUCTURING AND THE SHIFT OF PRODUCTION TO LOWER COST GEOGRAPHIES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THIS ANNUAL REPORT. SEE ITEM 3, "KEY INFORMATION -- RISK FACTORS."

    WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

OVERVIEW

    Celestica is a world leader in providing electronics manufacturing services to OEMs in the information technology and communications industries. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

    2002 was a challenging year as the information technology and communications end markets remained weak. Revenue for 2002 was $8.3 billion, down 17% from $10.0 billion for 2001. The reduced demand for Celestica's products and services contributed to the decrease in revenue and margins for 2002. Revenue from existing customers decreased for the second consecutive year.

    Historically, acquisitions have contributed significantly to the Company's growth, with 2001 being the most active year for acquisitions, in terms of the number of acquisitions closed and the total purchase price. Growth from acquisitions in 2002, however, was minimal. Celestica continues to evaluate acquisition opportunities and anticipates that acquisitions will continue to contribute to its future growth.

    In 2001, the Company announced its first restructuring plan in response to the weakened end markets. The continued downturn into 2002 resulted in the Company announcing further restructuring actions, which it expects to complete by the end of 2003. The restructurings were focused on consolidating facilities and increasing capacity in lower cost geographies. The Company expects that it will have a better-balanced manufacturing footprint when all of the planned restructuring actions, including those announced in January 2003, are completed. See "-- Recent Developments."

    In the fourth quarter of 2002, Celestica recorded impairment losses totaling $285.4 million, in connection with its annual impairment tests of goodwill and long-lived assets, based on factors and conditions at the time the assessments were performed. Conditions in the marketplace deteriorated significantly from January 1, 2002, when the Company completed its evaluation of the transitional goodwill impairment, as required by the new goodwill standards. Future impairment tests may result in additional impairment charges.

    In 2002, management focused on reducing working capital, and increased its cash balance to its highest level in the Company's history. Cash earned from operations in 2002 fully funded the Company's 2002 acquisitions of $111.0 million, repayment of $130.0 million of subordinated debt, the repurchase of $32.5 million in capital stock and the repurchase of convertible debt for an aggregate purchase price of $100.3 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to United States GAAP, as disclosed in note 22 to the Consolidated Financial Statements.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the fair value of reporting units for purposes of goodwill impairment tests, the useful lives and valuation of intangible assets, and restructuring charges. Actual results could differ materially from those estimates and assumptions.

    REVENUE RECOGNITION:

    Celestica derives most of its revenue from OEM customers. The contractual agreements with its key customers generally provide a framework for its overall relationship with the customer. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

    ALLOWANCE FOR DOUBTFUL ACCOUNTS:

    Celestica records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

    INVENTORY VALUATION:

    Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Celestica regularly adjusts its inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

    INCOME TAX VALUATION ALLOWANCE:

    Celestica records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

    GOODWILL:

    Celestica performs its annual goodwill impairment tests in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Celestica recorded an impairment loss in the fourth quarter of 2002. Future goodwill impairment tests may result in further impairment charges.

    INTANGIBLE ASSETS:

    Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of intangible assets is based on the amount of future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible assets resulting in a change to amortization expense and impairment charges.

    RESTRUCTURING CHARGES:

    Celestica recorded restructuring charges in 2001 and 2002, relating to facility consolidations and workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that will be abandoned or subleased, owned facilities which are no longer used and will be held for disposition, cost of leased equipment that will be abandoned, impairment of owned equipment that will be held for disposition, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

RECENT ACQUISITIONS

    A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned the Company for future outsourcing opportunities. Celestica's most active year for acquisitions was 2001. The historical pace of Celestica's acquisitions did not continue in 2002 and may not continue in the future.

    As a result of the continued downturn in the economy, some of the sites acquired in prior years have been impacted by the Company's latest round of restructuring. Supply agreements entered into in connection with certain acquisitions were also affected by order cancellations and reschedulings as base-business volumes have decreased. See discussion below in "-- Results of Operations."

    2001 ASSET ACQUISITIONS:

    In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed supply agreements. In March 2001, Celestica acquired certain assets relating to N.K.
Techno Co. Ltd.'s repair business, which expanded the Company's presence in Japan, and established a greenfield operation in Shanghai. In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado, and, in August 2001, acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya. In
August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. and signed a five-year supply agreement. The aggregate purchase price for these asset acquisitions in 2001 of $834.1 million was financed with cash.

    2001 BUSINESS COMBINATIONS:

    In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc., which enhanced the Company's prototype service offering in the southern region of the United States. In June 2001, Celestica acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which enhanced the Company's presence in central Europe. In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an EMS provider in Canada. The purchase price for Primetech was financed primarily with the issuance of
3.4 million subordinate voting shares and the issuance of options to purchase
0.3 million subordinate voting shares of the Company.

    In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand, and had approximately 9,000 employees at the date of acquisition. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding and distribution. Omni manufactures products for industry-leading OEMs in the PC, storage and communications sectors. The acquisition significantly enhanced Celestica's EMS presence in Asia. The purchase price for Omni of $865.8 million was financed with the issuance of
9.2 million subordinate voting shares and the issuance of options to purchase
0.3 million subordinate voting shares of the Company, and $479.5 million in cash.

    The aggregate purchase price for these business combinations in 2001 was $1,093.3 million, of which $526.3 million was financed with cash.

    2002 ASSET ACQUISITIONS:

    In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The Company signed a five-year supply agreement to provide a complete range of electronics manufacturing services for a broad range of NEC's optical backbone and broadband access equipment. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The Company signed a multi-year supply agreement with Corvis, which positioned Celestica as the exclusive manufacturer of Corvis' terrestrial optical networking products and sub-sea terminating equipment. The aggregate purchase price for these acquisitions in 2002 of $111.0 million was financed with cash and allocated to the net assets acquired, based on their relative fair values at the date of acquisition.

    Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely-varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

A.  OPERATING RESULTS

    Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, geographic manufacturing mix and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour and other factors. Weak end-market conditions began to emerge in early to mid-2001 and have continued to weaken for the communications and information technology industries. This resulted in customers rescheduling or canceling orders which negatively impacted Celestica's results of operations.

    The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

                                                                 YEAR ENDED DECEMBER 31
                                                       ------------------------------------------
                                                         2000             2001             2002
                                                       --------         --------         --------
Revenue..............................................   100.0%           100.0%           100.0%
Cost of sales........................................    92.9             92.9             93.3
                                                        -----            -----            -----
Gross profit.........................................     7.1              7.1              6.7
Selling, general and administrative expenses.........     3.3              3.4              3.6
Amortization of goodwill and intangible assets.......     1.0              1.3              1.2
Integration costs related to acquisitions............     0.2              0.2              0.2
Other charges........................................     0.0              2.7              8.2
                                                        -----            -----            -----
Operating income (loss)..............................     2.6             (0.5)            (6.5)
Interest income, net.................................    (0.2)            (0.1)            (0.0)
                                                        -----            -----            -----
Earnings (loss) before income taxes..................     2.8             (0.4)            (6.5)
Income taxes (recovery)..............................     0.7              0.0             (1.1)
                                                        -----            -----            -----
Net earnings (loss)..................................     2.1%            (0.4)%           (5.4)%
                                                        =====            =====            =====

    REVENUE

    Revenue decreased 17%, to $8,271.6 million in 2002 from $10,004.4 million in 2001, primarily due to a reduction in base-business volumes as a result of the prolonged weakened end-market conditions. Excess capacity in the EMS industry also put pressure on pricing for components and services, thereby reducing revenue. The visibility of end-market conditions remains limited.

    Celestica manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. Revenue from the Americas operations decreased 27%, to $4,640.8 million in 2002 from $6,334.6 million in 2001. Revenue from European operations decreased 40%, to $1,786.5 million in 2002 from $3,001.3 million in 2001. The Americas and European operations have been hardest hit by customer cancellations and delays of orders because of the downturn in end-market demand for their products, as well as the customers' demands for lower product manufacturing costs. As a result, the Company has initiated restructuring actions to reduce the manufacturing capacity in these geographies, which includes downsizing and closure of manufacturing facilities. The restructuring actions also include transferring programs from higher cost geographies to lower cost geographies. Revenue from Asian operations increased 113%, to $2,109.7 million in 2002 from $991.1 million in 2001. The increase in revenue from Asian operations is primarily due to acquisitions and an increase in base-business volumes. The effect of the 2002 acquisitions and the shifting of program activities from other geographies are expected to increase revenue in the Asian operations in 2003.

    Revenue increased 3%, to $10,004.4 million in 2001 from $9,752.1 million in 2000. Acquisition revenue grew by 14%, offset by an 11% decline in base-business volumes. The acquisition growth was a result of strategic acquisitions in the communications industry, primarily in the U.S. and Asia. Base-business revenue declined in 2001 due to the softening of end markets. Revenue from the Americas operations decreased 3%, to $6,334.6 million in 2001 from $6,542.7 million in 2000, primarily due to continued end-market softening which was partially offset by acquisitions. Revenue from European operations increased 6%, to $3,001.3 million in 2001 from $2,823.3 million in 2000, due to the flow through of the IBM acquisition from 2000, and from the 2001 acquisitions, partially offset by the general industry downturn. Revenue from Asian operations increased 14%, to $991.1 million in 2001 from $871.6 million in 2000, primarily due to the Omni acquisition offset in part by the general industry downturn.

    The following represents the end-market industries as a percentage of revenue for the indicated periods:

                                                  YEAR ENDED DECEMBER 31
                                        ------------------------------------------
                                          2000             2001             2002
                                        --------         --------         --------
Communications........................    31%              36%              45%
Servers...............................    33%              31%              26%
Storage and other.....................    14%              18%              22%
Workstations and PCs..................    22%              15%               7%

    The following customers represented more than 10% of total revenue for each of the indicated periods:

                                                  YEAR ENDED DECEMBER 31
                                        ------------------------------------------
                                          2000             2001             2002
                                        --------         --------         --------
Sun Microsystems......................    X                X                X
IBM...................................    X                X                X
Lucent Technologies...................                     X                X

    Celestica's top five customers represented in the aggregate 66% of total revenue in 2002, compared to 67% in 2001 and 69% in 2000. The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not increase or decrease as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the Consolidated Financial Statements.

    GROSS PROFIT

    Gross profit decreased 22%, to $555.8 million in 2002 from $712.5 million in 2001. Gross margin decreased to 6.7% in 2002 from 7.1% in 2001. Gross margins decreased 0.4% from prior year, primarily due to the significant reduction in business volumes and industry pricing pressures. The European operations were most adversely affected as they were operating at lower levels of utilization and higher fixed costs for the year. The volume reductions tended to impact higher value-added products, disproportionately, further adversely affecting the European margins. In addition, costs for the European operations were higher than expected due to delays in transferring programs, the slower pace of restructuring and some process scrap and related inventory issues, in the latter part of the year. The margin declines in the European operations were offset partially by improved margins in the Americas and Asian operations. The Americas improved its operating efficiencies, had higher value-added product mix and benefited from restructuring actions. Asian margins improved on higher volumes and utilization rates.

    Gross profit increased 4%, to $712.5 million in 2001 from $688.0 million in 2000. Gross margin was 7.1% in 2001, consistent with 2000. Margins were maintained due to continued focus on costs and supply chain initiatives, and the benefits of the 2001 restructuring actions.

    For the foreseeable future, the Company's gross margin is expected to depend on product mix, production efficiencies, utilization of manufacturing capacity, geographic manufacturing mix, start-up activity, new product introductions, pricing within the electronics industry, cost structure at individual sites and other factors. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Also, the availability of labour and raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative (SG&A) expenses decreased 13%, to $298.5 million (3.6% of revenue) in 2002 from $341.4 million (3.4% of revenue) in 2001. SG&A as a percentage of revenue increased as certain elements of expenses were fixed over this period. The decrease in SG&A, on an absolute basis, reflects the benefits from the Company's restructuring programs and a reduction in discretionary spending, which more than offset the increase in expenses due to operations acquired in the latter part of 2001 and in 2002.

    SG&A increased 5%, to $341.4 million (3.4% of revenue) in 2001 from $326.1 million (3.3% of revenue) in 2000. The increase in expenses was primarily due to operations acquired during 2000 and 2001.

    Research and development costs increased to $18.2 million (0.2% of revenue) in 2002, compared to $17.1 million (0.2% of revenue) in 2001 and $19.5 million (0.2% of revenue) in 2000.

    AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS

    Amortization of goodwill and intangible assets decreased 23%, to $95.9 million in 2002 from $125.0 million in 2001. Effective January 1, 2002, the Company fully adopted the new accounting standards for goodwill and discontinued amortization of all goodwill effective that date. Amortization of goodwill for 2001 was $39.2 million. See "-- Recent Accounting Developments." The decrease in amortization is the result of this change in accounting for goodwill, offset in part by the amortization of intangible assets arising from the 2001 and 2002 acquisitions. See note 2(q)(ii) to the Consolidated Financial Statements for the impact of the change in policy on net earnings (loss) and per share calculations.

    Amortization of goodwill and intangible assets increased 41%, to $125.0 million in 2001 from $88.9 million in 2000. The increase is attributable to the goodwill and intangible assets arising from the 2000 and 2001 acquisitions.

    INTEGRATION COSTS RELATED TO ACQUISITIONS

    Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers, and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

    Integration costs were $21.1 million in 2002, compared to $22.8 million in 2001 and $16.1 million in 2000. The integration costs incurred in 2002 primarily relate to the Lucent, NEC Japan and Omni acquisitions.

    Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

    OTHER CHARGES

    In 2002, Celestica incurred $677.8 million in other charges, compared to $273.1 million in 2001.

                                                                     YEAR ENDED
                                                                     DECEMBER 31
                                                              -------------------------
                                                                2001             2002
                                                              --------         --------
                                                                    (in millions)
2001 restructuring..........................................   $237.0           $  1.9
2002 restructuring..........................................    --               383.5
2002 goodwill impairment....................................    --               203.7
Other impairment............................................     36.1             81.7
Deferred financing costs and debt redemption fees...........    --                 9.6
Gain on sale of surplus land................................    --                (2.6)
                                                               ------           ------
                                                               $273.1           $677.8
                                                               ======           ======

    Further details of the other charges are included in note 13 to the Consolidated Financial Statements.

    As of December 31, 2002, the Company had announced two restructuring plans in response to the economic climate. These actions, which included reducing the workforce, consolidating facilities and changing the strategic focus of the number and geography of sites, were largely intended to align the Company's capacity and infrastructure to anticipated customer demand, as well as to rationalize its footprint worldwide. The 2001 restructuring plan amounted to $237.0 million. The 2002 restructuring plan amounted to $383.5 million. Cash outlays are funded from cash on hand. In January 2003, the Company announced a restructuring to further reduce its manufacturing capacity. See "-- Recent Developments."

    The Company has and expects to continue to benefit from the restructuring measures taken in 2001 and 2002 through reduced operating costs. The Company has completed the major components of the 2001 restructuring plan, except for certain long-term lease and other contractual obligations. The Company expects to complete the major components of the 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations. The Company continues to evaluate its cost structure relative to its revenue levels and has announced that it will take additional restructuring charges in 2003. See "-- Recent Developments."

    In the fourth quarter of 2002, the Company recorded a non-cash charge against goodwill of $203.7 million, in connection with its annual impairment assessments of goodwill. An independent third-party valuation confirmed the fair value of the reporting units and the impairment assessment. In the fourth quarter of 2002, the Company also recorded a non-cash charge of $81.7 million, primarily against intangible assets. In 2001, the Company recorded a non-cash charge of $36.1 million, primarily against goodwill and intangible assets. See note 7 to the Consolidated Financial Statements.

    The Company may continue to experience goodwill and intangible asset impairment charges in the future as a result of adverse changes in the electronics industry, customer demand and other market conditions, which may have a material adverse effect on the Company's financial condition.

    INTEREST INCOME, NET

    Interest income in 2002 amounted to $17.2 million, compared to $27.7 million in 2001, and $36.8 million in 2000. Interest income decreased for 2002 compared to 2001, primarily due to lower interest rates on cash balances. Interest income was offset by interest expense on the Company's Senior Subordinated Notes and debt facilities, which has decreased from $19.8 million in 2001 to $16.1 million in 2002, due to the redemption of the Senior Subordinated Notes in August 2002. Interest expense is expected to decrease for 2003 as a result of the full-year effect of the redemption.

    INCOME TAXES

    The income tax recovery in 2002 was $91.2 million, reflecting an effective tax recovery rate of 17%. This is compared to an income tax recovery of $2.1 million in 2001, reflecting an effective tax recovery rate of 5%.

    The Company's effective tax rate is the result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2004 and 2012. The tax benefit arising from these incentives is approximately $24.9 million, or $0.11 diluted per share for 2002 and $9.6 million, or $0.04 diluted per share for 2001. The Company expects the current tax rate of 17% to continue for the foreseeable future based on the anticipated nature and conduct of its business and the tax laws, administrative practices and judicial decisions now in effect in the countries in which the Company has assets or conducts business, all of which are subject to change or differing interpretation, possibly with retroactive effects.

    The net deferred income tax asset as at December 31, 2002 of $274.3 million arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, management has determined that a valuation allowance of $76.6 million is required in respect of its deferred income tax assets as at December 31, 2002. No valuation allowance was required for the deferred income tax assets as at December 31, 2001. In order to fully utilize the net deferred income tax assets of $274.3 million, the Company will need to generate future taxable income of approximately $741.0 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2002.

UNAUDITED QUARTERLY FINANCIAL HIGHLIGHTS

                                                            2001                                        2002
                                          -----------------------------------------   -----------------------------------------
                                           FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH
                                          QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                          --------   --------   --------   --------   --------   --------   --------   --------
                                                                 (in millions, except per share amounts)
Revenue.................................  $2,692.6   $2,660.7   $2,203.0   $2,448.2   $2,151.5   $2,249.2   $1,958.9   $1,911.9
Cost of Sales...........................  $2,499.3   $2,468.5   $2,053.5   $2,270.7   $1,999.4   $2,087.2   $1,827.6   $1,801.6
Gross Profit %..........................      7.2%       7.2%       6.8%       7.3%       7.1%       7.2%       6.7%       5.8%
Net earnings (loss).....................  $   54.8   $   15.8   $  (38.7)  $  (71.8)  $   39.7   $   40.4   $  (90.6)  $ (434.7)

Weighted average # of shares outstanding
  (in millions)
    -- basic............................     203.6      207.0      218.1      227.1      229.8      230.2      230.1      229.0
    -- diluted..........................     223.1      225.5      218.1      227.1      236.8      236.0      230.1      229.0
Earnings (loss) per share
    -- basic............................  $   0.25   $   0.06   $  (0.20)  $  (0.33)  $   0.15   $   0.16   $  (0.40)  $  (1.90)
    -- diluted..........................  $   0.25   $   0.06   $  (0.20)  $  (0.33)  $   0.15   $   0.15   $  (0.40)  $  (1.90)

    See "-- Capital Resources" for information regarding the impact of foreign currency fluctuations on the Company.

B.  LIQUIDITY AND CAPITAL RESOURCES

    In 2002, operating activities provided Celestica with $982.8 million in cash, compared to $1,290.5 million in 2001. Cash was generated from earnings and a reduction in working capital, primarily inventory, due to improved inventory management, and the collection of accounts receivable. The Company will continue to focus on improving working capital management. Cash generated from operations was sufficient to fully fund the Company's investing and financing activities for 2002.

    Investing activities for 2002 included capital expenditures of $151.4 million, and asset acquisitions of $111.0 million, offset in part by proceeds from the sale of the Company's Columbus, Ohio facility and from the sale-leaseback of machinery and equipment.

    In 2002, Celestica redeemed the entire $130.0 million of outstanding Senior Subordinated Notes which were due in 2006 and paid the contractual premium of 5.25%, or $6.9 million, on redemption. The Company also reduced the leverage on its balance sheet by repurchasing Liquid Yield Option-TM- Notes (LYONs) in the open market. These LYONs, having a principal amount at maturity of $222.9 million, were repurchased at an average price of $450.10 per LYON, for a total of $100.3 million. A gain of $6.7 million, net of taxes of $3.9 million, was recorded. See further details in note 10 to the Consolidated Financial Statements. The Company may, from time to time, purchase additional LYONs in the open market. Subsequent to year-end, the board of directors authorized the Company to spend up to an additional $100.0 million to repurchase LYONs, at management's discretion. This is in addition to the amounts authorized in October 2002, of which $48.0 million remains available for future purchases. The amount and timing of future purchases cannot be determined at this time.

    In July 2002, Celestica filed a Normal Course Issuer Bid to repurchase up to
9.6 million subordinate voting shares, for cancellation, over a period from August 1, 2002 to July 30, 2003. The shares will be purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding subordinate voting shares. A copy of our Notice relating to the Normal Course Issuer Bid may be obtained from Celestica, without charge, by contacting the Company's Investor Relations Department at clsir@celestica.com. In 2002, the Company repurchased 2.0 million subordinate voting shares at a weighted average price of $16.23 per share. All of these transactions were funded with cash on hand.

    In 2001, operating activities provided Celestica with $1,290.5 million in cash principally from earnings and a reduction in working capital. The primary factors contributing to the positive cash flow for the year were the reduction of inventory due to better inventory management, strong accounts receivable collections and the sale of $400.0 million in accounts receivable under a revolving facility, offset by a decrease in accounts payable and accrued liabilities. Investing activities in 2001 included capital expenditures of $199.3 million and $1,299.7 million for acquisitions. See "-- Recent Acquisitions." The Company fully funded the 2001 acquisitions with cash from operations. The Company's 2001 financing activities included the issuance in May of 12.0 million subordinate voting shares for gross proceeds of $714.0 million and the repayment of $56.0 million of debt acquired in connection with the acquisition of Omni.

CAPITAL RESOURCES

    During the year, Celestica amended its credit facilities. At December 31, 2002, the Company had two credit facilities: a $500.0 million four-year revolving term credit facility and a $350.0 million revolving term credit facility which expire in 2005 and 2004, respectively. The Company elected to cancel its third credit facility which was originally entered into in July 1998. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and, a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at December 31, 2002.

    Celestica and certain subsidiaries have uncommitted bank facilities which total $47.1 million that are available for operating requirements.

    Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2003 to be in the range of 1.5% to 2.0% of revenue. At December 31, 2002, Celestica had committed $30.3 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and therefore, may require additional debt or equity financing.

    The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. As of year-end, the Company generated cash from the sale of

$320.5 million in accounts receivable. The terms of the arrangement provide that the purchaser may elect not to purchase receivables if Celestica's credit rating falls below a specified threshold. Celestica's credit rating is significantly above that threshold.

    Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging programs and does not enter into speculative trades. At December 31, 2002, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $669.1 million with expiry dates up to March 2004, except for one contract for $10.6 million that expires in January 2006. The fair value of these contracts at December 31, 2002, was an unrealized gain of $18.9 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and generally involves entering into contracts to trade U.S. dollars for Canadian dollars, British pounds sterling, Mexican pesos, euros, Thai baht, Singapore dollars, Brazilian reais, Japanese yen and Czech koruna at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful. See note 2(n) to the Consolidated Financial Statements.

    As at December 31, 2002, the Company has contractual obligations that require future payments as follows:

                                          TOTAL       2003       2004       2005       2006       2007     THEREAFTER
                                         --------   --------   --------   --------   --------   --------   ----------
                                                                        (in millions)
Long-term debt.........................   $  6.9     $  2.7     $  2.5     $  1.5     $  0.1     $  0.1      $--
Operating leases.......................    338.3      106.5       59.5       38.9       23.0       18.9        91.5

    As at December 31, 2002, the Company has convertible instruments, the LYONs, with an outstanding principal amount at maturity of $1,590.6 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $911.1 million. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof. See further details in note 10 to the Consolidated Financial Statements.

    Under the terms of an existing real estate lease which expires in 2004, Celestica has the right to acquire the real estate at a purchase price equal to the lease balance which currently is approximately $37.3 million. In the event that the lease is not renewed, subject to certain conditions, Celestica may choose to market and complete the sale of the real estate on behalf of the lessor. If the highest offer received is less than the lease balance, Celestica would pay the lessor the lease balance less the gross sale proceeds, subject to a maximum of $31.5 million. In the event that no acceptable offers are received, Celestica would pay the lessor $31.5 million and return the property to the lessor. Alternatively, Celestica may choose to acquire the real estate at the expiration for a price equal to the then current lease balance. The future lease payments under this lease are included in the total operating lease commitments.

    As at December 31, 2002, the Company has commitments that expire as follows:

                                          TOTAL       2003       2004       2005       2006       2007     THEREAFTER
                                         --------   --------   --------   --------   --------   --------   ----------
                                                                        (in millions)
Foreign currency contracts.............   $669.1     $621.5     $ 39.6     $  5.3     $  2.7     $--         $--
Letters of credit, letters of guarantee
  and surety and performance bonds.....     61.2       37.6        1.0       16.9      --           3.9         1.8

    The Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these indemnifications.

    The Company expenses management related fees charged by its parent company. Management believes that the fees charged are reasonable in relation to the services provided. See note 15 to the Consolidated Financial Statements.

RECENT DEVELOPMENTS

    In January 2003, the Company made the following announcements:

    In response to the continued limited visibility in end markets, the Company plans to further reduce its manufacturing capacity. The reduction in capacity will result in a pre-tax restructuring charge of between $50.0 million and $70.0 million, to be recorded during 2003, of which approximately 80% will be cash costs.

    The Company has, from time to time, purchased LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 million to repurchase LYONs, at management's discretion. This is in addition to the amounts authorized in October 2002, of which $48.0 million remains available for future purchases.

RECENT ACCOUNTING DEVELOPMENTS

    BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:

    In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets." The FASB issued similar standards in July 2001. See notes 2(q)(ii) and 22(k) to the Consolidated Financial Statements.

    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

    Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870. See note 2(q)(iii) to the Consolidated Financial Statements.

    FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS:

    In January 2002, the CICA issued Accounting Guideline AcG-13. See note 2(r) to the Consolidated Financial Statements.

    IMPAIRMENT OF LONG-LIVED ASSETS:

    In August 2001, FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations" and in October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In December 2002, the CICA issued standards similar to SFAS No. 144. See notes 22(k) and 2(r) to the Consolidated Financial Statements.

    COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES:

    In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities that are initiated after December 31, 2002. See note 22(k) to the Consolidated Financial Statements.

    GUARANTEES:

    In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements." In December 2002, the CICA approved AcG-14 which harmonizes Canadian GAAP to the disclosure requirements of FIN 45. See notes 22(k) and 2(r) to the Consolidated Financial Statements.

    CONSOLIDATION OF VARIABLE INTEREST ENTITIES:

    In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." See note 22(k) to the Consolidated Financial Statements.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

    Certain information concerning research and development and intellectual property is set forth in "-- Operating Results -- Selling, general and administrative expenses" and in Item 4, "Information of the Company -- Business Overview -- Celestica's Business -- Technology and Research and Development."

D.  TREND INFORMATION

    During the past two years, economic growth slowed and, in some regions of the world, the economy contracted. The demand for technology products fell significantly and Celestica's customers experienced commensurately reduced demand for their products. In turn, Celestica experienced reduced demand for the manufacturing services that we provide. In 2003, the economic environment continues to be uncertain, and Celestica continues to experience limited visibility in end-market demand. Given the difficult economic environment, Celestica has been focused on re-aligning capacity to match current levels of product demand, generating increased levels of cash flow, and improving operating efficiencies. We intend to continue these activities in 2003. There continues to be a significant number of outsourcing opportunities and Celestica is well positioned to participate further in the trend towards increased outsourcing by OEMs. If, however, economic conditions were to deteriorate significantly beyond current expectations, Celestica would likely continue reducing capacity to match reduced levels of demand.

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

NAME                                     AGE                        POSITION WITH CELESTICA
----                                   --------   ------------------------------------------------------------
Eugene V. Polistuk...................     56      Chairman of the Board, Chief Executive Officer, and Director
Robert L. Crandall...................     67      Director
William A. Etherington...............     61      Director
Richard S. Love......................     65      Director
Roger L. Martin......................     46      Director
Anthony R. Melman....................     55      Director
Michio Naruto........................     67      Director
Gerald W. Schwartz...................     61      Director
Charles W. Szuluk....................     60      Nominee to Board of Directors
Don Tapscott.........................     55      Director
J. Marvin M(a)Gee....................     50      President and Chief Operating Officer
Anthony P. Puppi.....................     45      Executive Vice President, Chief Financial Officer and
                                                    General Manager, Global Services
R. Thomas Tropea.....................     50      Vice Chair, Global Customer Units and Worldwide Marketing
                                                  and Business Development
Stephen W. Delaney...................     43      President, Americas
N.K. Quek............................     55      President, Asia
Peter J. Bar.........................     45      Vice President and Corporate Controller
Arthur P. Cimento....................     45      Senior Vice President, Corporate Strategies
Elizabeth L. DelBianco...............     43      Vice President, General Counsel, and Secretary

NAME                                     AGE                        POSITION WITH CELESTICA
----                                   --------   ------------------------------------------------------------
Iain S. Kennedy......................     41      Group Executive, Global Supply Chain and Information
                                                  Technology
Donald S. McCreesh...................     54      Senior Vice President, Human Resources
Paul Nicoletti.......................     35      Vice President and Corporate Treasurer
Daniel P. Shea.......................     46      Group Executive and Chief Technology Officer
Rahul Suri...........................     38      Senior Vice President, Corporate Development
F. Graham Thouret....................     48      Senior Vice President, Finance

    The following is a brief biography of each of Celestica's directors and senior officers:

    EUGENE V. POLISTUK is the founder, Chairman of the Board of Directors and Chief Executive Officer of Celestica. He has been the Chief Executive Officer of Celestica since its establishment in 1994, and was Celestica's President until February 2001. Since 1986, Mr. Polistuk has been instrumental in charting Celestica's transformation and executing the company's successful evolution from its early history as an operating unit with IBM, to a standalone public company and leader in the electronics manufacturing services industry. Previously, Mr. Polistuk spent 25 years with IBM Canada, where, over the course of his career, he managed all key functional areas of the business. In 1994, he was presented with the "2T5 Meritorious Service Medal" in recognition of his meritorious service in and for the profession, by his peers in the University of Toronto Engineering Alumni Association. And more recently, in 2002,
Mr. Polistuk was inducted by the University of Toronto into its Engineering Hall of Distinction for his contributions to engineering and society. Mr. Polistuk holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto and a Doctor of Engineering (Hon.) from Ryerson University.

    ROBERT L. CRANDALL is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/ American Airlines Inc. Mr. Crandall has been a director of Celestica since July 1998 and was appointed Lead Director in December 2002. He is also a director of Anixter International Inc., the Halliburton Company and i2 Technologies Inc. He also serves on the International Advisory Board of American International Group, Inc. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

    WILLIAM A. ETHERINGTON is a corporate director serving on the boards of Celestica Inc. (since October 2001), Canadian Imperial Bank of Commerce,
Dofasco Inc., MDS Inc. and AT&T Canada. He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964, Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career.
Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

    RICHARD S. LOVE is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. Mr. Love has been a director of Celestica since July 1998. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University and a Master of Business Administration degree from Fairleigh Dickinson University.

    ROGER L. MARTIN is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto and has been a director of Celestica since July 1998. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts based consulting firm, and is Chair of the Ontario Task Force on Competitiveness, Productivity, and Economic Progress. Mr. Martin also serves as a director on the board of The Thomson Corporation, serves on the advisory boards of Butterfield & Robinson and Social Capital Partners, is a founder of E-magine and serves as a trustee of The Hospital for Sick Children. Mr. Martin holds an AB degree (cum laude) from Harvard College and a Master of Business Administration degree from the Harvard University Graduate School of Business Administration.

    ANTHONY R. MELMAN is Vice President of Onex and has been a director of Celestica since 1996. Dr. Melman joined Onex in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce, in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

    MICHIO NARUTO had been Chairman of the Board of Fujitsu Services (formerly
ICL) since 2002. He has been special representative of Fujitsu since June 2000 and was Vice Chairman of Fujitsu until April 2000. Mr. Naruto is currently Chairman of Toyota InfoTechnology Center, a subsidiary of Toyota Motor Corporation. He has been a director of Celestica since October 2001. Mr. Naruto joined Fujitsu Limited in February 1962. In 1981, when the company entered into the technology agreement with ICL, he held the position of General Manager, Business Administration of International Operations. He was appointed to the board of Fujitsu Limited in 1985, in charge of International Operations. Later his responsibility in Fujitsu covered the ICL Business Group; Legal and Industry Relations; and, External Affairs and Export Control. In his current capacity, he attends various international conferences as special representative of Fujitsu and also takes a role as chairman of Fujitsu Research Institute. Mr. Naruto holds a Bachelor of Laws degree from the University of Tokyo.

    GERALD W. SCHWARTZ is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in
1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, Phoenix Entertainment Corp. and Vincor International Inc., and Chairman of Loews Cineplex Entertainment Corp.
Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews, The Board of Associates of the Harvard Business School and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, and a Doctor of Laws (Hon.) from St. Francis Xavier University.

    CHARLES W. SZULUK, formerly an officer of The Ford Motor Company, was President of Visteon Automotive Systems, and a Group Vice President. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

    DON TAPSCOTT is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business.
Mr. Tapscott is President of New Paradigm Learning Corporation -- a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum.
Mr. Tapscott has been a director of Celestica since September 1998. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

    J. MARVIN M(A)GEE has been the President and Chief Operating Officer of Celestica since February 2001. Prior to that, he held the position of Executive Vice President, Worldwide Operations since October 1999. He joined the Company in January 1997, as Senior Vice President, Canadian Operations. Mr. M(a)Gee currently has responsibility for global manufacturing operations. Before joining Celestica, Mr. M(a)Gee spent 18 years with IBM Canada where he held a number of executive positions in manufacturing and development, with assignments in Canada and the United States. Mr. M(a)Gee holds a Bachelor of Science degree in Mechanical Engineering from the University of New Brunswick and a Master of Business Administration degree from McMaster University.

    ANTHONY P. PUPPI has been the Chief Financial Officer of Celestica since its establishment and was a director of Celestica from October 1996 to April 2002. He was appointed Executive Vice President in October 1999 and General Manager, Global Services in January 2001. Mr. Puppi is responsible for Celestica's global financial activities, as well as a number of global services businesses, including design, repair, power systems, and plastics. From 1980 to 1992, he held positions of increasing financial management responsibility with IBM Canada. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University in Ontario.

    R. THOMAS TROPEA has been Vice Chair, Global Customer Units and Worldwide Marketing and Business Development of Celestica since February 2001. Prior to that, he was the Executive Vice President, Worldwide Marketing and Business Development since October 1999, and was Senior Vice President of Marketing and Business Development from August 1998 to October 1999. Mr. Tropea has responsibility for global marketing and business development. He joined Celestica after an extensive career with Northern Telecom and has over 18 years of experience in the telecommunications industry in North America and Europe, working in critical areas such as sales, finance, business development, investor relations, and manufacturing operations. Mr. Tropea holds a Master of Business Administration degree from the University of Toronto and a Bachelor of Commerce degree from Carleton University.

    STEPHEN W. DELANEY has been the President, Americas of Celestica since September 2002. He is responsible for Celestica's operations in North and South America. Prior to that, Mr. Delaney was Senior Vice President, U.S. East Operations since January 2002, and was Senior Vice President, U.S. Central Operations from May 2001 to January 2002. Before joining Celestica, Mr. Delaney was the vice president and general manager of Interior and Exterior Systems Business at Visteon, where he was responsible for a division with 25 plants and 25,000 employees spanning North and South America, Europe, and Asia. Prior to joining Visteon in 1997, as vice president of Supply, Mr. Delaney held executive and senior management roles in the operations of AlliedSignal's Electronic Systems business, Ford's Electronics Division, and IBM's Telecommunications division. Mr. Delaney holds a Masters degree in Business Administration from Duke University in North Carolina and a Bachelor of Science degree in Industrial Engineering from Iowa State University.

    N. K. QUEK has been the President, Asia of Celestica since September 2002. He is responsible for Celestica's operations in China, Hong Kong, Indonesia, Japan, Malaysia, Singapore, and Thailand. Prior to that, Mr. Quek was Senior Vice President, Asia Operations. Before joining Celestica in 1999, he was the Senior Vice President of Asia Operations for IMS. Mr. Quek has over 25 years direct high-tech experience and, over the course of his career, has held positions at Intel, Seagate, National Semi-conductor, GE, SCI Systems and Siemens in operations, repair services, process engineering, quality assurance, and power. Mr. Quek holds a Bachelor degree in Management Studies from the Management Institute of Singapore.

    PETER J. BAR has been Vice President and Corporate Controller of Celestica since February 1999. He joined Celestica in March 1998, as Vice President, Finance -- Power Systems. Prior to joining Celestica, Mr. Bar was the Director of Finance for the Personal Systems Group of IBM Canada. During his 14-year career in the information technology industry, he has served in several senior management positions for both IBM Canada, and IBM's headquarters in Armonk, New York. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountants designation.

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

    ELIZABETH L. DELBIANCO joined Celestica Inc. in February 1998, as Vice President, General Counsel, and Corporate Secretary. She is responsible for the legal affairs of Celestica on a global basis, including all aspects of regulatory compliance and corporate governance. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. Ms. DelBianco holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

    IAIN S. KENNEDY has been a Senior Vice President of Celestica since 1996. He currently is responsible for Celestica's global supply chain management (SCM) and information technology (IT) organizations. As such, Mr. Kennedy is responsible for maintaining industry-leading SCM and IT performance, while continuing to deploy a competitive operational strategy across all functions and regions of the Company's sophisticated global manufacturing network. Previously, he was responsible for the integration of new acquisitions as well as South American operations from October 2000 until November 2002. Prior to that he led Celestica's Mergers and Acquisitions team from 1996 through September 2000. Mr. Kennedy joined IBM Canada in 1984, and, over the course of his career, has held a number of senior management positions in key areas of the business, including supply chain management, manufacturing operations, business development, and information technology as chief information officer from 1996 to 1998. Mr. Kennedy holds a Bachelor of Science degree in Computer Science from the University of Western Ontario and a Master of Business Administration (Ivey Scholar) degree from the Richard Ivey School of Business, University of Western Ontario. In 1998, he was the recipient of Canada's Top 40 Under 40-TM- award in recognition of attaining a significant level of success before the age of 40.

    DONALD S. MCCREESH joined Celestica in August 1999 as Senior Vice President, Human Resources. Prior to joining Celestica, he was the Executive Vice President of Human Resources at the Canadian Imperial Bank of Commerce (CIBC), one of North America's leading financial institutions. In 1988 he joined Northern Telecom, a global leader in telephony, data, wireless and wireline solutions for the Internet. There he held a number of senior human resource management positions. In 1993, he was named Senior Vice President, Human Resources, where he oversaw all global human resource operations for Nortel. Mr. McCreesh holds both a Bachelor of Psychology and a Master of Business Administration degree from McMaster University.

    PAUL NICOLETTI has been Vice President and Corporate Treasurer since September 2002. He is responsible for all corporate finance and treasury-related matters, in addition to global tax and investor relations. Previously, he was Vice President, Global Financial Operations since February 2001, where he led the regional financial organizations on a global basis. Prior to that, since August 1999, he was Vice President, Finance and was responsible for all financial aspects of Celestica's Canadian and Mexico EMS operations.
Mr. Nicoletti joined IBM in 1989, and, over the course of his career, has held a number of senior financial roles in business development, planning, accounting, pricing, and financial strategies. He was responsible for leading all financial strategies and due diligence relating to the divestiture of Celestica from IBM. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Masters of Business Administration degree from York University.

    DANIEL P. SHEA has been a Senior Vice President of Celestica since
October 1996, and has been the company's Chief Technology Officer since
March 1998. In his current role as Group Executive and Chief Technology Officer, Mr. Shea is responsible for all activities including sales, business development, operations, and profit and loss associated with his global accounts, as well as all aspects of the Company's technology development.
Mr. Shea joined IBM Canada in 1980, and, over the course of his career, has held a number of engineering management roles including quality, reliability, procurement, development and power systems. Mr. Shea holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto.

    RAHUL SURI has been a Senior Vice President of Celestica since July 2000. In his current role as Senior Vice President, Corporate Development, he is responsible for global mergers and acquisitions, as well as for pursuing, developing and implementing strategic corporate development opportunities with new and existing customers and partners. Mr. Suri has more than 13 years of mergers and acquisitions and corporate development experience. Prior to joining Celestica, he held a range of senior positions in the mergers and acquisitions field, including managing director of the M&A group at BMO Nesbitt Burns Investment Banking, and Partner at

Davies Ward Phillips & Vineberg, a leading M&A law firm. Mr. Suri was also a visiting professor at Queen's University Law School, Ontario for three years, where he taught advanced corporate law and mergers and acquisitions. In 1992, he served as policy advisor to the chairman and the executive director of the Ontario Securities Commission on policy and legal matters. Mr. Suri has a Master of Arts degree in law from Cambridge University, England. He is also a qualified barrister and solicitor in the Province of Ontario.

    F. GRAHAM THOURET has been a Senior Vice President of Celestica since September 2002. He is currently responsible for the Company's global finance organization. Prior to that, Mr. Thouret was Vice President and Corporate Treasurer of Celestica since October 1997. Before joining Celestica, he served as vice president and treasurer of Dominion Textile Inc., a public company with international manufacturing and marketing operations. Mr. Thouret has also held senior management positions in the oil and gas industry (Gulf Canada) and investment banking (Burns Fry). Mr. Thouret holds a Bachelor of Engineering (Honours) degree from McGill University and a Master of Science degree in Management from the Massachusetts Institute of Technology.

    There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.  COMPENSATION

AGGREGATE COMPENSATION OF DIRECTORS AND OFFICERS

    Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. These directors receive an annual retainer fee of $25,000 and a fee of $2,500 for each meeting of the Board of Directors attended and each meeting attended of a committee of the Board of Directors of which the Director is a member. Meetings of directors are expected to occur at least quarterly. In lieu of receiving such retainer and attendance fees in cash, these directors may elect, at the time they are first elected or appointed to Celestica's Board of Directors, to receive their fees in subordinate voting shares. Directors who joined the Board of Directors at or about the time of Celestica's initial public offering receive an annual retainer and per meeting fee of 2,860 and 286 subordinate voting shares respectively. Under the Directors' Compensation Plan adopted in July 2001, the number of shares to be paid to other eligible directors in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the NYSE on the date of the meeting, and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last day of the quarter. Each director has the right to elect to defer payment of his fees. Grants of subordinate voting shares for director compensation may not exceed an aggregate of 500,000 subordinate voting shares. The aggregate compensation paid in 2002 by Celestica to our directors in their capacity as directors was $60,000 and the right to receive, in the aggregate for 2002, 19,286 subordinate voting shares (an aggregate of 77,830 subordinate voting shares from the initial public offering through 2002). The delivery of these shares was deferred until the respective directors cease to be directors of Celestica. Mr. Crandall, in his capacity as Chairman of the Executive Committee, also receives an annual grant of 10,000 Performance Units convertible into subordinate voting shares upon his retirement from the Board of Directors.

    In 2002, eligible directors were issued options to acquire 10,000 subordinate voting shares pursuant to the Long-Term Incentive Plan, at an exercise price of US$32.40.

    As of February 28, 2003, senior officers and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

  NUMBER OF
 SUBORDINATE        PURCHASE PRICE
VOTING SHARES         PER SHARE
-------------       --------------
   210,000            $   0.925
   596,737            $   5.00
   483,690            $   8.75
    69,700            $   7.50
   293,880            C$ 18.90
    28,600            C$ 20.625
    80,000            C$ 31.85
    70,000            $  22.97
   486,000            C$ 57.845
    60,000            $  39.03
   100,000            C$ 60.00
   251,000            C$ 86.50
    59,000            $  56.1875
    25,000            C$ 73.50
   100,000            $  50.00
   480,200            C$ 66.06
   149,000            $  41.89
     5,000            $  40.06
    40,000            C$ 34.50
    40,000            $  23.41
    40,000            C$ 72.60
    40,000            $  48.69
    40,000            C$ 66.78
    40,000            $  44.23
    40,000            $  35.95
    50,000            $  13.10
   145,000            $  18.66
   482,000            C$ 29.11
     3,000            C$ 23.29
    10,000            $  32.40

    These options expire at various dates from November 4, 2005 through December 18, 2012. See "-- Share Ownership -- Share Purchase and Option Plans" below. See note 11 to the Consolidated Financial Statements in Item 18 for further information about options.

REMUNERATION OF NAMED EXECUTIVE OFFICERS

    The following table sets forth the compensation of the Chief Executive Officer of Celestica and the four other most highly compensated executive officers of Celestica during the year ended December 31, 2002 (collectively, the "Named Executive Officers") for services rendered in all capacities during our two most recently completed financial years.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                              ANNUAL COMPENSATION(1)       COMPENSATION AWARDS
                                          ------------------------------   -------------------
                                                                            SECURITIES UNDER        ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR      SALARY     BONUS     OPTIONS GRANTED(2)    COMPENSATION(3)
---------------------------               --------   --------   --------   -------------------   ---------------
                                                       ($)        ($)              (#)                 ($)
Eugene V. Polistuk......................    2002     700,000         --          150,000             645,161
Chairman of the Board and Chief             2001     700,000         --          150,000             225,962
  Executive Officer

J. Marvin M(a)Gee.......................    2002     525,000         --          110,000              31,589
President and Chief Operating Officer       2001     516,250         --          135,000              61,947

Anthony P. Puppi........................    2002     400,000         --           60,000             117,608
Executive Vice President, Chief             2001     400,000         --           59,000              55,565
  Financial Officer and General Manager,
  Global Services

R. Thomas Tropea........................    2002     400,000         --           45,000              11,500
Vice Chair, Global Customer Units and       2001     400,000         --           59,000              10,200
  Worldwide Marketing and Business
  Development

Stephen W. Delaney......................    2002     333,750         --           75,000(4)            7,000
President, Americas                         2001     204,694(5) 150,000(6)       140,000(7)          154,500(8)

------------

(1) Excludes perquisites and other personal benefits because such compensation did not exceed 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2) See table under "Options Granted During Year Ended December 31, 2002 to Named Executive Officers."

(3) Represents amounts set aside to provide benefits under Celestica's pension plans (see " -- Pension Plans").

(4) Includes 25,000 options granted to Mr. Delaney on October 1, 2002 when he assumed responsibility for the Americas.

(5) Mr. Delaney joined Celestica in May 2001. The amount specified represents Mr. Delaney's salary from his date of hire to the end of the year.

(6) Represents the amount Celestica agreed to pay to Mr. Delaney at his date of hire as a bonus for the year ended December 31, 2001.

(7) Includes 100,000 options granted to Mr. Delaney upon joining Celestica.

(8) Includes $150,000 paid to Mr. Delaney upon joining Celestica.

    OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2002 TO NAMED EXECUTIVE
     OFFICERS

    The following table sets out options to purchase subordinate voting shares granted by the Company to the Named Executive Officers during the year ended December 31, 2002.

                        SUBORDINATE                                           MARKET VALUE OF
                       VOTING SHARES   % OF TOTAL OPTIONS                    SUBORDINATE VOTING
                       UNDER OPTIONS       GRANTED TO                          SHARES ON THE
NAME                    GRANTED(1)     EMPLOYEES IN 2002    EXERCISE PRICE     DATE OF GRANT       EXPIRATION DATE
----                   -------------   ------------------   --------------   ------------------   -----------------
                            (#)                               ($/share)          ($/share)
Eugene V. Polistuk...     150,000             3.9%               C$29.11            C$29.11        December 3, 2012
J. Marvin M(a)Gee....     110,000             2.8%               C$29.11            C$29.11        December 3, 2012
Anthony P. Puppi.....      60,000             1.5%               C$29.11            C$29.11        December 3, 2012
R. Thomas Tropea.....      45,000             1.2%            U.S.$18.66         U.S.$18.66        December 3, 2012
Stephen W. Delaney...      25,000             0.6%            U.S.$13.10         U.S.$13.10         October 1, 2012
                           50,000             1.3%            U.S.$18.66         U.S.$18.66        December 3, 2012

------------

(1) Options vest in four equal annual installments.

    OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND VALUE OF
     OPTIONS AT DECEMBER 31, 2002 FOR NAMED EXECUTIVE OFFICERS

    The following table sets out certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2002 and with respect to subordinate voting shares under option to the Named Executive Officers as at December 31, 2002.

                                                                                                       VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS AT              IN-THE-MONEY OPTIONS AT
                          SUBORDINATE VOTING    AGGREGATE            DECEMBER 31, 2002                 DECEMBER 31, 2002(2)
                           SHARES ACQUIRED        VALUE      ---------------------------------   ---------------------------------
NAME                         ON EXERCISE       REALIZED(1)   EXERCISABLE(3)   UNEXERCISABLE(3)   EXERCISABLE(3)   UNEXERCISABLE(3)
----                      ------------------   -----------   --------------   ----------------   --------------   ----------------
Eugene V. Polistuk.....        --                  --            598,333           347,500         $2,738,230          --
J. Marvin M(a)Gee......        --                  --            252,382           248,750         $  962,551          --
Anthony P. Puppi.......         14,869           $139,769        193,446           139,250         $  483,210          --
R. Thomas Tropea.......        --                  --            271,302           170,888         $  998,053         $249,513
Stephen W. Delaney.....        --                  --             35,000           180,000            --              $ 25,000

------------

(1) Based on the closing price of the underlying shares on The New York Stock Exchange on the date of exercise of the options.

(2) Based on the closing price of the subordinate voting shares on The New York Stock Exchange on December 31, 2002 of $14.10.

(3) Options granted under the ESPO Plans and the Long-Term Incentive Plan. Exercisable options include options that vested January 1, 2003.

PENSION PLANS

    Messrs. Polistuk, Puppi and M(a)Gee each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Customs and Revenue Agency maximum pension benefits.

    Mr. M(a)Gee participates only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 6% of earnings annually on behalf of Mr. MaGee.

    Messrs. Polistuk and Puppi participate only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Plan is of a modified career average design with benefits based on a three-year earnings average to December 31 of a designated base year (the "Base Year"). In 2002, the Base Year was updated to December 31, 2001 and may be updated from time to time until December 31, 2009. The formula for calculating benefits for the period after October 22, 1996 is the greater of 1.2% of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

    The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

                       CANADIAN PENSION PLAN TABLE(1)(2)

                               YEARS OF SERVICE
                   -----------------------------------------
EARNINGS AVERAGE      20         25         30         35
----------------   --------   --------   --------   --------
   $  400,000      $113,000   $142,000   $170,000   $170,000
   $  600,000      $171,000   $214,000   $257,000   $257,000
   $  800,000      $229,000   $287,000   $344,000   $344,000
   $1,000,000      $287,000   $359,000   $431,000   $431,000
   $1,200,000      $345,000   $432,000   $518,000   $518,000
   $1,400,000      $403,000   $504,000   $605,000   $605,000
   $1,600,000      $461,000   $577,000   $692,000   $692,000
   $1,800,000      $519,000   $649,000   $779,000   $779,000

------------

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.

(2) All amounts are shown converted into U.S. dollars from Canadian dollars at an exchange rate of US$1.00 = C$1.4880.

    As at December 31, 2002, Messrs. Polistuk and Puppi had completed 34 and 23 years of service, respectively.

    During the year ended December 31, 2002, Celestica accrued an aggregate of $749,574 to provide pension benefits for Messrs. Polistuk, Puppi and M(a)Gee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2002 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and M(a)Gee pursuant to any other plans.

    Messrs. Tropea and Delaney participate in the "U.S. Plan." The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation. Celestica may make contributions for the benefit of eligible employees.

    During the year ended December 31, 2002, Celestica contributed $18,500 to the U.S. Plan for the benefit of Messrs. Tropea and Delaney. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2002 for the purpose of providing pension, retirement or similar benefits for Messrs. Tropea and Delaney.

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

BOARD COMMITTEES

    The Board of Directors has established four standing committees, each with a specific mandate. The Executive Committee includes a majority of independent directors. The Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee are each composed of independent directors.

    EXECUTIVE COMMITTEE

    Subject to the limitations set out in subsection 127(3) of the Business Corporations Act (Ontario), the Board of Directors has delegated to the Executive Committee the powers to consider and approve certain matters relating to the management of Celestica subject to any regulations or restrictions that may from time to time be made or imposed upon the Executive Committee by the Board of Directors. The members of the Executive Committee are Mr. Crandall, Mr. Melman and Mr. Polistuk, the majority of whom are independent.

    AUDIT COMMITTEE

    The Audit Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love,
Mr. Martin and Mr. Tapscott, all of whom are independent directors. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it may consider appropriate. The Audit Committee annually reviews and approves the mandate and plan of the internal audit department. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

    COMPENSATION COMMITTEE

    The Compensation Committee consists of Mr. Crandall, Mr. Etherington,
Mr. Love, Mr. Melman and Mr. Tapscott, all of whom are independent directors. It is the responsibility of the Compensation Committee to define and communicate compensation policy and principles that reflect and support the Company's strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors the Company's compensation strategy, including plan design, performance targets and program administration; recommend to the Board of Directors the compensation of the Chief Executive Officer based on the Board of Directors' assessment of the annual performance of the Chief Executive Officer; review and recommend to the Board of Directors the compensation of the Named Executive Officers and other senior managers whose compensation is subject to review by the Board of Directors; review the Company's succession plans for key executive positions; and review and approve material changes to the Company's organizational structure and human resource policies.

    NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

    The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love, Mr. Melman and Mr. Tapscott, all of whom are independent directors. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the Chief Executive Officer relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.  EMPLOYEES

    Celestica has over 40,000 permanent and temporary (contract) employees worldwide as of December 31, 2002. The following table sets forth information concerning our employees by geographic location:

                                                                   NUMBER OF EMPLOYEES
                                                              ------------------------------
DATE                                                          AMERICAS    EUROPE      ASIA
----                                                          --------   --------   --------
December 31, 2000...........................................   16,000     6,000       7,000
December 31, 2001...........................................   17,500     7,500      15,000
December 31, 2002...........................................   14,500     6,000      19,500

    During the year ended December 31, 2002, approximately 10,000 temporary (contract) employees were engaged by Celestica worldwide. During the year ended December 31, 2002, approximately 4,600 employees, including temporary (contract) employees, were terminated as a result of restructuring actions announced during the year. See note 13 to the Consolidated Financial Statements in Item 18 for further information on the restructuring.

    Certain information concerning employees is set forth in Item 4, "Information on the Company -- Business Overview -- Human Resources."

E.  SHARE OWNERSHIP

    The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 28, 2003 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS", subordinate voting shares are referred to as "SVS", and Celestica's Liquid Yield Option-TM- Notes due 2020 are referred to as "LYONs."

                                                                                            PERCENTAGE OF        PERCENTAGE
                                                                              PERCENTAGE         ALL             OF VOTING
NAME OF BENEFICIAL OWNER(1)                          VOTING SHARES             OF CLASS     EQUITY SHARES          POWER
---------------------------                 -------------------------------   ----------   ----------------   ----------------
Eugene V. Polistuk(2).....................               720,892   SVS           *                *                  *
Robert L. Crandall(3).....................               110,000   SVS           *                *                  *
                                                          15,130   LYONs (4)     *                *                  *
William E. Etherington(5).................                16,250   SVS           *                *                  *
Richard S. Love(6)........................               105,000   SVS           *                *                  *
Roger L. Martin(7)........................                73,000   SVS           *                *                  *
Anthony R. Melman(8)(9)...................               450,000   SVS           *                *                  *
Gerald W. Schwartz(8)(10).................            39,065,950   MVS          100.0%               17.1%               83.8%
                                                       3,671,982   SVS            1.9%                1.6%           *
Don Tapscott(11)..........................                93,000   SVS           *                *                  *
J. Marvin M(a)Gee.........................               308,632   SVS           *                *                  *
Anthony P. Puppi..........................               293,667   SVS           *                *                  *
R. Thomas Tropea..........................               351,302   SVS           *                *                  *
Stephen W. Delaney........................                61,657   SVS           *                *                  *
All directors and executive officers as a
  group
  (22 persons)(2)(3)(5)(6)(7)(8)(9)(10)(11)(12)....           39,065,950 MVS    100.0%               17.1%               83.8%
                                                       7,280,453   SVS            3.8%                3.2%           *
  Total percentage of all equity shares
    and total percentage of voting
    power.................................                                                           20.3%               84.4%

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

(2) Includes 598,333 subordinate voting shares subject to exercisable options.

(3) Includes 100,000 subordinate voting shares subject to exercisable options.

(4) Each LYON is convertible into 5.6748 subordinate voting shares at the option of the holder.

(5) Includes 6,250 subordinate voting shares subject to exercisable options.

(6) Includes 100,000 subordinate voting shares subject to exercisable options.

(7) Includes 73,000 subordinate voting shares subject to exercisable options.

(8) The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(9) Includes 274,588 subordinate voting shares owned by Onex which are subject to options granted to Mr. Melman pursuant to certain management investment plans of Onex.

(10) Includes 188,744 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex.
    Mr. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares, with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica beneficially owned by Onex.

(11) Includes 93,000 subordinate voting shares subject to exercisable options.

(12) Includes 425,200 subordinate voting shares held by Towers Share Plan Services, in trust for Celestica Employee Nominee Corporation as agent for and on behalf of individual Celestica executives, pursuant to the provisions of Celestica employee benefit plans, and 666,437 subordinate voting shares which are subject to options.

    MVS and SVS have different voting rights. See Item 10, "Additional Information -- Memorandum and Articles of Incorporation."

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

    Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vest over a period of five years beginning December 31, 1998. All options granted under the ESPO Plans were fully vested as of December 31, 2002. All subordinate voting shares acquired by employees under the ESPO Plans are held either by the employee, or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

    As at February 28, 2003, approximately 4,500 persons held options to acquire an aggregate of approximately 25,536,000 subordinate voting shares. Most of these options were issued pursuant to the ESPO and LTIP Plans. The following table sets forth information with respect to options outstanding as at February 28, 2003.

                              OUTSTANDING OPTIONS

                                                  NUMBER OF
                                                 SUBORDINATE
                                                VOTING SHARES
BENEFICIAL HOLDERS                              UNDER OPTION     EXERCISE PRICE      YEAR OF ISSUANCE      DATE OF EXPIRY
------------------                              -------------   -----------------   ------------------   ------------------
Executive Officers (15 persons in total)......      210,000     $0.925              June 13, 1996        June 13, 2006
                                                    596,737     $5.00               During 1997          April 8, 2007
                                                    387,390     $7.50-$8.75         During 1997 and      October 22, 1997
                                                                                    1998                 to July 3, 2008
                                                    472,480     C$18.90-$22.97      During 1999          January 1, 2009 to
                                                                                                         September 20, 2009
                                                    546,000     $39.03/C$57.845     December 7, 1999     December 7, 2009
                                                    105,000     $40.06-C$60.00      During 2000          February 1, 2010
                                                                                                         to May 26, 2010
                                                    310,000     $56.1875/C$86.50    December 5, 2000     December 5, 2010
                                                     25,000     C$73.50             March 1, 2001        March 1, 2011
                                                    100,000     $50.00              April 20, 2001       April 20, 2011
                                                    629,200     $41.89/C$66.06      December 4, 2001     December 4, 2011
                                                    680,000     $13.10-C$29.11      During 2002          October 1, 2012 to
                                                                                                         December 18, 2012
Directors who are not Executive Officers......      166,000     $8.75               During 1998          July 7, 2008
                                                     80,000     $23.41/C$34.50      July 7, 1999         July 7, 2009
                                                     80,000     $48.69/C$72.60      July 7, 2000         July 7, 2010
                                                     80,000     $44.23/C$66.78      July 7, 2001         July 7, 2011
                                                     40,000     $35.95              October 22, 2001     October 22, 2011
                                                     10,000     $32.40              April 21, 2002       April 21, 2012

                                                  NUMBER OF
                                                 SUBORDINATE
                                                VOTING SHARES
BENEFICIAL HOLDERS                              UNDER OPTION     EXERCISE PRICE      YEAR OF ISSUANCE      DATE OF EXPIRY
------------------                              -------------   -----------------   ------------------   ------------------
All other Celestica Employees (other than IMS
  and Primetech) (more than 4,000 persons in
  total)......................................    3,108,372     $5.00               During 1997          April 8, 2007(1)
                                                    621,985     $7.50-C$14.05       During 1998          April 29, 2008 to
                                                                                                         November 9, 2008
                                                    726,945     $13.69-C$21.45      January 1, 1999 to   January 1, 2009 to
                                                                                    March 17, 1999       March 17, 2009
                                                  2,162,075     $39.03/C$57.845     December 7, 1999     December 7, 2009
                                                    577,705     $13.65-C$53.75      During 1999          January 1, 2009 to
                                                                                                         December 31, 2009
                                                  1,040,416     $40.06-C$123.65     During 2000          January 1, 2010 to
                                                                                                         December 31, 2010
                                                  2,332,290     $56.1875/C$86.50    December 5, 2000     December 5, 2010
                                                  1,223,292     $49.00-C$108.45     During 2001          January 1, 2011 to
                                                                                                         December 31, 2011
                                                  5,286,348     $41.89/C$66.06      December 4, 2001     December 4, 2011
                                                    451,976     $13.10-C$70.81      During 2002          January 1, 2012 to
                                                                                                         December 31, 2012
                                                  2,713,228     $18.66/C$29.11      December 3, 2002     December 3, 2012
                                                     48,150     $11.76-C$18.12      January 1, 2003 to   January 1, 2013 to
                                                                                    February 28, 2003    February 28, 2013
IMS Employees(2)(3)...........................      509,434     $0.925-$13.31       December 30, 1998    June 13, 2006 to
                                                                                                         December 18, 2008
Primetech Employees(4)........................       31,793     C$47.73             June 29, 1998        June 29, 2003
                                                     58,821     C$65.91             July 14, 1999        July 14, 2004
                                                     93,500     C$97.73-C$111.36    February 15, 2000    February 15, 2005
                                                                                    to June 15, 2000     to June 15, 2005
                                                     31,735     C$45.45-C$67.05     January 10, 2001     January 10, 2006
                                                                                    to March 16, 2001    to March 16, 2006

---------------

(1) Except for 157,035 options which expire on November 4, 2005.

(2) Represents options outstanding under certain stock option plans that were assumed by Celestica on December 30, 1998.

(3) The original exercise price for these options was based on the NASDAQ market price of IMS common stock at the date of issuance.

(4) Represents options outstanding under certain stock option plans that were assumed by Celestica on August 3, 2001.

    Our compensation philosophy is predicated on the belief that broadly-based employee participation in share ownership is critical to maintain a common entrepreneurial culture and motivation throughout our operational units, and across functional and geographic boundaries. Accordingly, prior to the completion of our initial public offering, we established the Long-Term Incentive Plan and the Employee Share Ownership Plan.

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

    Under the Plan, up to 29,000,000 subordinate voting shares of Celestica may be issued from treasury. The number of subordinate voting shares which may be issued from treasury under the Plan to directors is limited to 2,000,000. In addition, Celestica may satisfy obligations under the Plan by acquiring subordinate voting shares in the market. The Plan limits the number of subordinate voting shares which may be reserved for issuance to insiders or any one participant pursuant to options or rights granted pursuant to the Plan, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to 10% and 5%, respectively, of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

    The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 28, 2003 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

                                                                              PERCENTAGE      PERCENTAGE OF ALL    PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)   TYPE OF OWNERSHIP      NUMBER OF SHARES          OF CLASS         EQUITY SHARES       VOTING POWER
---------------------------  -------------------   ---------------------   ----------------   -----------------   ----------------
Onex Corporation(2)(3)...    Direct and Indirect   39,065,950   MVS                  100.0%         17.1%                    83.8%
                                                    3,483,238   SVS                    1.8%          1.5%                *

Gerald W. Schwartz(2)(4)...  Direct and Indirect   39,065,950   MVS                  100.0%         17.1%                    83.8%
Toronto, Ontario...                                 3,671,982   SVS                    1.9%          1.6%                *

  Total percentage of all equity shares and total percentage of voting
    power...............................................................                            20.3%                    84.4%

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

(2) The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3) Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,540,734 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,754 subordinate voting shares representing an undivided interest of approximately 10.2% in 330,872 subordinate voting shares, and 280,376 subordinate voting shares directly or indirectly held by certain officers of Onex which Onex has the right to vote.

    Of these shares, 9,214,320 subordinate voting shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by certain subsidiaries of Onex and 1,757,467 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled and the issuer of the debenture or, in the case of an equity forward agreement, Onex does not elect to satisfy its obligations in cash rather than delivering subordinate voting shares, if the issuer or Onex, as the case may be, does not hold a sufficient number of subordinate voting shares to satisfy its obligations, the requisite number of multiple voting shares held by such person will immediately be converted into subordinate voting shares, which will be delivered to satisfy such obligations.

    The shares Onex owns and the shares Onex has the right to vote represent in the aggregate 84% of the voting power of all Celestica shares. If the issuer of the exchangeable debentures or the party to the equity forward agreements, as the case may be, elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration, of the debentures or the settlement of the equity forward agreement, as the case may be, the number of shares owned by Onex, together with those shares Onex has the right to vote, would, if such delivery had occurred on February 28, 2003, represent in the aggregate 78% of the voting interest in our company.

(4) Includes 188,744 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex.
    Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex.

HOLDERS

    On February 28, 2003, there were approximately 1,777 holders of record of subordinate voting shares, of which approximately 410 holders, holding approximately 46% of the outstanding subordinate voting shares, were resident in the United States.

    On February 28, 2003, there was one holder of record of the Liquid Yield Option-TM- Notes due 2020; the holder of record was in the United States.

B.  RELATED PARTY TRANSACTIONS

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Celestica and Onex are parties to an agreement under which Onex has agreed to provide certain strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the agreement equal to $2.0 million per year adjusted for changes in the Canadian consumer price index. The agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent in the determination of the board of directors of Celestica with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's-length to Celestica. The agreement has a term of five years, commencing July 7, 1998, with automatic renewal for successive one-year periods thereafter, subject to termination on 12 months' prior written notice at any time after the initial five-year term by the directors of Celestica who are independent of Celestica and Onex, and provided that in any event the agreement, and the rights of Onex to receive fees (other than accrued and unpaid fees), will terminate 30 days after the first day upon which Onex ceases to hold at least one multiple voting share. During 2002, Celestica paid to Onex management fees of approximately $2.2 million.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

    As at February 28, 2003, Celestica had guaranteed $4,128,012 aggregate indebtedness of certain officers and employees of Celestica incurred in connection with the purchase of subordinate voting shares. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.

       INDEBTEDNESS OF SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

                                                                LARGEST AMOUNT               AMOUNT
                                                              OUTSTANDING DURING        OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION                                         2002(1)          FEBRUARY 28, 2003(1)(2)
---------------------------                                   -------------------   -------------------------
J. Marvin M(a)Gee...........................................     $     166,618            $     166,618
President and Chief Operating Officer

R. Thomas Tropea............................................     $     436,828            $     436,828
Vice Chair, Global Customer Units and Worldwide Marketing
  and Business Development

Daniel P. Shea..............................................     $     301,299            $     301,299
Group Executive and Chief Technology Officer

Rahul Suri..................................................     $   1,026,254            $   1,026,254
Senior Vice President, Corporate Development

------------

(1) All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.4880.

(2) All guaranteed amounts incur interest at a rate equal to certain commercial banks' prime lending rates. The security for each of the guaranteed amounts is the purchased subordinate voting shares.

    No securities were purchased by any director or officer during 2002 with the financial assistance of Celestica. No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the year ended December 31, 2002.

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

B.  SIGNIFICANT CHANGES

    See note 23 to the Consolidated Financial Statements in Item 18 for information on significant changes.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

MARKET INFORMATION

    The subordinate voting shares are listed on The New York Stock Exchange (the "NYSE") and The Toronto Stock Exchange (the "TSX"). The market price range and trading volume of the subordinate voting shares on the NYSE and the TSX for the periods indicated are set forth in the following tables, which have been restated to reflect the effect of the 1999 two-for-one stock split on a retroactive basis. In the following tables, subordinate voting shares are defined as "SVS."

    THE ANNUAL HIGH AND LOW MARKET PRICES FOR THE FIVE MOST RECENT FISCAL YEARS

                                                                            NYSE
                                                              --------------------------------
                                                                HIGH       LOW       VOLUME
                                                              --------   -------   -----------
                                                               (Price per SVS)
Year ended December 31, 1998 (from June 30, 1998)(1)........   $13.75    $ 5.19     22,165,800
Year ended December 31, 1999................................    57.00     12.06    115,803,800
Year ended December 31, 2000................................    87.00     35.50    314,486,100
Year ended December 31, 2001................................    76.40     20.69    602,213,700
Year ended December 31, 2002................................    47.08      9.89    544,914,800

------------

(1) The SVS began trading on June 30, 1998.

                                                                            TSX
                                                              --------------------------------
                                                                HIGH       LOW       VOLUME
                                                              --------   -------   -----------
                                                               (Price per SVS)
Year ended December 31, 1998 (from June 30, 1998)(1)........  C$ 21.13   C$ 8.00    33,833,130
Year ended December 31, 1999................................     82.75     18.40   142,584,064
Year ended December 31, 2000................................    128.25     51.05   202,303,300
Year ended December 31, 2001................................    114.00     32.42   323,130,318
Year ended December 31, 2002................................     75.05     15.78   328,786,676

------------

(1) The SVS began trading on June 30, 1998.

    THE HIGH AND LOW MARKET PRICES FOR EACH FULL FISCAL QUARTER FOR THE TWO MOST
     RECENT FISCAL YEARS

                                                                            NYSE
                                                              --------------------------------
                                                                HIGH       LOW       VOLUME
                                                              --------   -------   -----------
                                                               (Price per SVS)
Year ended December 31, 2001
  First quarter.............................................   $76.40    $25.80    143,622,000
  Second quarter............................................    63.25     24.00    166,006,300
  Third quarter.............................................    50.94     20.69    148,784,400
  Fourth quarter............................................    48.40     25.41    143,801,000

Year ended December 31, 2002
  First quarter.............................................   $47.08    $31.50    141,144,200
  Second quarter............................................    36.98     21.14    127,727,400
  Third quarter.............................................    26.70     12.95    153,867,600
  Fourth quarter............................................    19.28      9.89    122,175,600

                                                                            TSX
                                                              --------------------------------
                                                                HIGH       LOW       VOLUME
                                                              --------   -------   -----------
                                                               (Price per SVS)
Year ended December 31, 2001
  First quarter.............................................  C$114.00   C$40.75    85,670,137
  Second quarter............................................     97.50     37.55    81,722,757
  Third quarter.............................................     78.10     32.42    65,423,337
  Fourth quarter............................................     76.50     40.12    90,314,087

Year ended December 31, 2002
  First quarter.............................................  C$ 75.05   C$49.85    74,912,318
  Second quarter............................................     58.98     32.00    67,102,498
  Third quarter.............................................     41.45     20.60    92,428,385
  Fourth quarter............................................     29.99     15.78    94,343,475

    THE HIGH AND LOW MARKET PRICES FOR EACH MONTH FOR THE MOST RECENT
     SIX MONTHS

                                                                            NYSE
                                                              --------------------------------
                                                                HIGH       LOW       VOLUME
                                                              --------   -------   -----------
                                                               (Price per SVS)
October 2002................................................   $15.08    $ 9.89     57,744,300
November 2002...............................................    18.75     13.07     37,332,900
December 2002...............................................    19.28     13.38     27,098,400
January 2003................................................    17.52     11.26     44,389,300
February 2003...............................................    12.40     10.31     27,387,400
March 2003..................................................    13.67     11.24     23,280,100

                                                                            TSX
                                                              --------------------------------
                                                                HIGH       LOW       VOLUME
                                                              --------   -------   -----------
                                                               (Price per SVS)
October 2002................................................  C$23.50    C$15.78    40,853,685
November 2002...............................................    29.45      20.51    30,695,160
December 2002...............................................    29.99      20.80    22,794,630
January 2003................................................    27.24      17.25    41,242,030
February 2003...............................................    18.73      15.77    28,779,217
March 2003..................................................    20.23      16.52    27,584,270

    Celestica's Liquid Yield Option-TM- Notes due 2020, or LYONs, are listed on the NYSE. Liquid Yield Option-TM- Notes is a trademark of Merrill
Lynch & Co., Inc. The market price range of the LYONs on the NYSE for the periods indicated are set forth in the following tables.

    THE ANNUAL HIGH AND LOW MARKET PRICES FOR THE LYONS FOR THE THREE MOST
     RECENT FISCAL YEARS

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
Year ended December 31, 2000 (from August 1, 2000)(1).......   $55.83     $40.05
Year ended December 31, 2001................................    53.74      34.56
Year ended December 31, 2002................................    46.00      33.00

------------

(1) The LYONs began trading on August 1, 2000.

    THE HIGH AND LOW MARKET PRICES FOR THE LYONS FOR EACH FULL FISCAL QUARTER
     FOR THE TWO MOST RECENT FISCAL YEARS

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
Year ended December 31, 2001
  First quarter.............................................   $53.74     $35.48
  Second quarter............................................    48.82      34.56
  Third quarter.............................................    44.24      35.82
  Fourth quarter............................................    44.72      36.51

Year ended December 31, 2002
  First quarter.............................................   $41.00     $35.25
  Second quarter............................................    46.00      34.00
  Third quarter.............................................    40.50      33.00
  Fourth quarter............................................    44.50      39.25

    THE HIGH AND LOW MARKET PRICES FOR THE LYONS FOR EACH MONTH FOR THE MOST
     RECENT SIX MONTHS

                                                                     NYSE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
October 2002................................................   $40.50     $40.50
November 2002...............................................    42.00      39.25
December 2002...............................................    44.50      42.13
January 2003................................................    44.00      42.25
February 2003...............................................    48.25      42.25
March 2003..................................................    48.63      48.00

B.  PLAN OF DISTRIBUTION

    Not applicable.

C.  MARKETS

    The subordinate voting shares are listed on the NYSE and the TSX.

    Celestica's LYONs are listed on the NYSE. In Canada, the LYONs are offered on a private placement basis through Merrill Lynch & Co., Inc. and its affiliates.

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

    ELIGIBILITY TO SERVE AS A DIRECTOR

    The by-laws provide that every director shall be an individual 18 or more years of age, and that no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director. There is no provision of the articles of incorporation or by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement. The OBCA requires that a majority of the directors of Celestica be resident Canadians.

    The OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the articles of incorporation imposing a requirement that a director hold any shares issued by Celestica.

    The rights and preferences attaching to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3 (Reg. No. 333-69278), filed with the SEC on September 12, 2001. The rights and preferences attaching to our LYONs are described in the section entitled "Description of LYONs" of our Rule 424(b) prospectus, filed with the SEC on July 26, 2000, as part of our registration statement on Form F-3 (Reg. No. 333-12338), filed with the SEC on July 24, 2000. Those sections are hereby incorporated by reference into this Annual Report.

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

C.  MATERIAL CONTRACTS

    The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report:

                                                                                                         APPROXIMATE
DATE                            PARTIES                TYPE               TERMS AND CONDITIONS          CONSIDERATION
----                    ------------------------  --------------   -----------------------------------  -------------
February 19, 2001,      Celestica Corporation     Asset Purchase   Celestica Corporation acquired       $200 million
amended May 4, 2001     and Avaya, Inc.           Agreement        certain assets from Avaya in
                                                                   Denver, Colorado and Little Rock,
                                                                   Arkansas

May 31, 2001            Celestica and Primetech   Arrangement      Celestica acquired all of the        $179 million
                        Electronics Inc.          Agreement        shares of Primetech
                                                                   Electronics Inc.

June 15, 2001           Celestica and Omni        Merger           Celestica acquired all of the        $865 million
                        Industries Limited        Agreement        shares of Omni Industries Limited

July 24, 2001           Celestica Corporation     Asset Purchase   Celestica Corporation acquired       $570 million
                        and Lucent                Agreements       certain assets from Lucent in
                        Technologies Inc.                          Columbus, Ohio and Oklahoma City,
                                                                   Oklahoma

March 31, 2002          Celestica and NEC         Stock Purchase   Celestica acquired all the business  $105 million
                        Corporation               Agreement        operations of NEC Miyagi and NEC
                                                                   Yamanashi

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

    This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 28, 2003, and Celestica's understanding of the current published administrative practices of the Canada Customs and Revenue Agency.

    This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account the tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ significantly from the considerations described in this summary.

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

    TAXATION OF DIVIDENDS

    By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on subordinate voting shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividend will be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns at least 10% of the voting stock of Celestica. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., generally are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Celestica would not be required to withhold such tax from dividends paid or credited to such organization.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion describes the material United States federal income tax consequences to United States Holders (as defined below) of subordinate voting shares. A United States Holder is a citizen or resident of the United States, a corporation or partnership or limited liability company created or organized in or under the laws of the United States or of any political subdivision thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more
U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has made an election under applicable U.S. Treasury regulations to be treated as a United States person. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase, hold or dispose of subordinate voting shares. This summary considers only United States Holders who will own subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In this context, the term "capital assets" means, in general, assets held for investment by a taxpayer. Material aspects of U.S. federal income tax relevant to non-United States Holders are also discussed below.

    This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of February 28, 2003, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker-dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a straddle, "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

    TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

    A non-U.S. corporation will be a PFIC if, in general, either (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in a public offering. If we were a PFIC and a United States Holder did not make an election to treat the company as a "qualified electing fund" and did not make a mark-to-market election, each as described below, then:

    - excess distributions by Celestica to a United States Holder would be taxed in a special way. "Excess distributions" are amounts received by a United States Holder with respect to subordinate voting shares in any taxable year that exceed 125% of the average distributions received by the United States Holder from the company in the shorter of either the three previous years or his or her holding period for his or her shares before the present taxable year. Excess distributions must be allocated ratably to each day that a United States Holder has held subordinate voting shares. A United States Holder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A United States Holder must pay tax on amounts allocated to each prior taxable PFIC year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax;

    - the entire amount of gain that is realized by a United States Holder upon the sale or other disposition of shares will also be considered an excess distribution and will be subject to tax as described above; and

    - a United States Holder's tax basis in shares that were acquired from a decedent will not receive a step-up to fair market value as of the date of the decedent's death but instead will be equal to the decedent's tax basis, if lower.

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

    We believe that we will not be a PFIC for 2003. Based on our current business plan, we do not expect to become a PFIC in the foreseeable future. These conclusions rest at least in part on factual issues, including a determination as to value of assets and projections as to our revenue. We cannot assure you that our actual revenues, including our revenues for the remainder of 2003, will be as projected or that a determination as to non-PFIC status would not be challenged by the Internal Revenue Service. Moreover, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

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

    You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W.,
Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web-site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

    You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the web-site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

    We also file reports, statements and other information with the Canadian Securities Administrators, or the CSAs, and these can be accessed electronically at the CSAs' System for Electronic Document Analysis and Retrieval web-site (http://www.sedar.com.)

I.  SUBSIDIARY INFORMATION

    Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EXCHANGE RATE RISK

    Celestica has entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk in excess of amounts recognized in the balance sheets. As at December 31, 2002, Celestica had outstanding foreign exchange contracts to trade U.S. $282.7 million in exchange for Canadian dollars over a period of 15 months at a weighted average exchange rate of U.S.$0.64. Celestica also had forward contracts to trade U.S. $10.6 million in exchange for Canadian dollars over a period of 37 months at a weighted average exchange rate of U.S. $0.63. In addition, Celestica had exchange contracts to trade U.S. $36.4 million in exchange for British pounds sterling over a 13-month period at a weighted average exchange rate of U.S. $1.45, U.S. $37.1 million in exchange for Mexican pesos over a period of 12 months at a weighted average rate of exchange of U.S. $0.10, U.S. $168.7 million in exchange for Euros over a 15-month period at a weighted average exchange rate of U.S. $0.93, U.S. $27.6 million in exchange for Singapore dollars over a 12-month period at a weighted average exchange rate of U.S. $0.57, 64.5 million Brazilian reais in exchange for U.S. dollars over a 1-month period at a weighted average exchange rate of U.S. $0.30, U.S. $40.7 million in exchange for Japanese yen over a 1-month period at a weighted average exchange rate of U.S. $0.01, and U.S. $11.9 million in exchange for Czech koruna over a 12-month period at a weighted average exchange rate of U.S. $0.03. The table below provides information about Celestica's foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2002, these contracts had a fair value unrealized gain of U.S. $18.9 million.

                                                             EXPECTED MATURITY DATE
                                        -----------------------------------------------------------------   FAIR VALUE
                                          2003       2004       2005       2006     THEREAFTER    TOTAL     GAIN (LOSS)
                                        --------   --------   --------   --------   ----------   --------   -----------
FORWARD EXCHANGE AGREEMENTS
Receive C$/Pay U.S.$
  Contract amount (in millions).......  $261.0      $24.3      $5.3       $2.7        $   --      $293.3       $(2.9)
  Average exchange rate...............  $  0.64     $ 0.63     $0.63      $0.63

Receive THB/Pay U.S.$
  Contract amount (in millions).......  $ 34.3       --        --         --              --      $ 34.3       $(0.4)
  Average exchange rate...............  $  0.02

Receive L/Pay U.S.$
  Contract amount (in millions).......  $ 34.7      $ 1.7      --         --              --      $ 36.4       $ 3.5
  Average exchange rate...............  $  1.45     $ 1.52

Receive Mexican Pesos/Pay U.S.$
  Contract amount (in millions).......  $ 37.1       --        --         --              --      $ 37.1       $(1.5)
  Average exchange rate...............  $  0.10

Receive Euro/Pay U.S.$
  Contract amount (in millions).......  $155.1      $13.6      --         --              --      $168.7       $19.5
  Average exchange rate...............  $  0.93     $ 0.99

Receive Singapore$/Pay U.S.$
  Contract amount (in millions).......  $ 27.6       --        --         --              --      $ 27.6       $ 0.3
  Average exchange rate...............  $  0.57

Sell Reais/Receive U.S.$
  Contract amount (in millions).......  $ 19.1       --        --         --              --      $ 19.1       $ 0.8
  Average exchange rate...............  $  0.30

Receive Yen/Pay U.S.$
  Contract amount (in millions).......  $ 40.7       --        --         --              --      $ 40.7       $(1.1)
  Average exchange rate...............  $  0.01

                                                             EXPECTED MATURITY DATE
                                        -----------------------------------------------------------------   FAIR VALUE
                                          2003       2004       2005       2006     THEREAFTER    TOTAL     GAIN (LOSS)
                                        --------   --------   --------   --------   ----------   --------   -----------
Receive Koruna/Pay U.S.$
  Contract amount (in millions).......  $ 11.9       --        --         --              --      $ 11.9       $ 0.7
  Average exchange rate...............  $  0.03
                                        -------     ------     -----      -----       ------      ------       -----
    Total.............................  $621.5      $39.6      $5.3       $2.7        $   --      $669.1       $18.9
                                        =======     ======     =====      =====       ======      ======       =====

INTEREST RATE RISK

    Celestica's existing debt is comprised of capital lease commitments amounting to $6.9 million, which are not sensitive to changes in interest rates.

CONVERTIBLE DEBT (LYONS)

    As of December 31, 2002, we have convertible instruments, with an outstanding principal amount at maturity of $1.6 billion, payable August 1, 2020. We were not exposed to interest rate risk on this debt because (i) the issue price represents a fixed yield to maturity, (ii) the principal payable at maturity is fixed and (iii) the conversion ratio into subordinate voting shares of Celestica is fixed.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None.

ITEM 15.  CONTROLS AND PROCEDURES

    Based on their evaluation of Celestica's disclosure controls and procedures as of a date within 90 days of the filing of this Annual Report, the Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are effective.

    There were no significant changes in Celestica's internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

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

ITEM 18.  FINANCIAL STATEMENTS

    The following financial statements have been filed as part of this Annual
Report:

                                                                PAGE
                                                              --------
Auditors' Report............................................       F-2

Comments by Auditors for U.S. Readers on Canada-U.S.
  Reporting Difference......................................       F-3

Consolidated Balance Sheets as at December 31, 2001 and
  2002......................................................       F-4

Consolidated Statements of Earnings (Loss) for the years
  ended December 31, 2000, 2001 and 2002....................       F-5

Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 2000, 2001 and 2002..............       F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 2001 and 2002..........................       F-7

Notes to the Consolidated Financial Statements..............       F-8

ITEM 19.  EXHIBITS

    The following exhibits have been filed as part of this Annual Report:

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
         1.             Articles of Incorporation and Bylaws as currently in effect:

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

         1.4            Certificate and Articles of Amendment effective October 8,
                          1997(1)

         1.5            Certificate and Articles of Amendment effective April 29,
                          1998(2)

         1.6            Articles of Amendment effective June 26, 1998(3)

         1.7            Restated Articles of Incorporation effective June 26,
                          1998(3)

         1.8            Restated Articles of Incorporation effective November 20,
                          2001

         1.9            Bylaw No. 1(4)

         1.10           Bylaw No. 2(1)

         2.             Instruments defining rights of holders of equity or debt
                          securities:

         2.1            See Certificate and Articles of Incorporation and amendments thereto identified above.

         2.2            Form of Subordinate Voting Share Certificate(5)

         2.3            Indenture, dated as of August 1, 2000, between
                          Celestica Inc. and The Chase Manhattan Bank, as Trustee
                          (including a form of the Outstanding Notes)(6)

         2.4            Second Amended and Restated Credit Agreement, dated as of
                          December 17, 2002, between Celestica Inc., the subsidiaries of Celestica Inc., specified therein as Designated Subsidiaries, The Bank of Nova Scotia, as
                          Administrative Agent, CIBC World Markets, as Joint Lead
                          Arranger and Syndication Agent, RBC Capital Markets, as
                          Joint Lead Arranger and Co-Documentation Agent, Banc of
                          America Securities LLC, as Joint Lead Arranger and
                          Co-Documentation Agent, and the financial institutions named in Schedule A as lenders

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
         2.5            Amended and Restated Four Year Revolving Term Credit
                          Agreement, dated as of December 17, 2002, among
                          Celestica Inc. and Celestica International Inc., as
                          Borrowers, The Bank of Nova Scotia, as Administrative
                          Agent, and the financial institutions named therein, as
                          Lenders

         3.             Certain Contracts:

         3.1            Management Services Agreement, dated as of July 7, 1998,
                          among Celestica Inc., Celestica North America Inc. and
                          Onex Corporation(5)

         3.2            Asset Purchase Agreement, dated as of February 19, 2001, by and between Avaya Inc. and Celestica Corporation(4)*

         3.3            Amendment No. 1 to the Asset Purchase Agreement, dated as of
                          May 4, 2001, by and between Avaya Inc. and Celestica
                          Corporation(4)

         3.4            Arrangement Agreement, dated as of May 31, 2001, between
                          Celestica Inc. and Primetech Electronics Inc.(7)*

         3.5            Merger Agreement, dated as of June 15, 2001, between Omni
                          Industries Limited and Celestica Inc.(7)*

         3.6            Asset Purchase Agreement, dated as of July 24, 2001, between
                          Lucent Technologies Inc. and Celestica Corporation(7)*

         3.7            Asset Purchase Agreement, dated as of July 24, 2001, between
                          Lucent Technologies Inc. and Celestica Corporation(7)*

         3.8            Stock Purchase Agreement, dated January 28, 2002, between
                          NEC Corporation, NEC Miyagi, Ltd.,
                          NEC Yamanashi, Ltd., 1325091 Ontario Inc., and
                          Celestica Inc.**

         3.9            Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Eugene V. Polistuk(1)

         3.10           Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Anthony P. Puppi(1)

         3.11           Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Daniel P. Shea(1)

         3.12           Employment Agreement, dated as of June 30, 1998, by and
                          between Celestica Inc. and R. Thomas Tropea(8)

         3.13           D2D Employee Share Purchase and Option Plan (1997)(2)

         3.14           Celestica 1997 U.K. Approved Share Option Scheme(1)

         3.15           1998 U.S. Executive Share Purchase and Option Plan(9)

         8.1            Subsidiaries of Registrant

        99.1            Certification required by Section 906 of the
                          Sarbanes-Oxley Act of 2002***

------------

* Request for confidential treatment granted. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

** Confidential treatment requested. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

*** Pursuant to Commission Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 20-F and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be incorporated by reference into any filing under the Securities Act, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

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

(6) Incorporated by reference to the Current Report on Form 6-K of Celestica Inc. for the month of August, 2000.

(7) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 3, 2002.

(8) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 18, 2000.

(9) Incorporated by reference to the Registration Statement on Form S-8 of Celestica Inc. filed on October 8, 1998 (Registration No. 333-9500).

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                            CELESTICA INC.

                                                            By:  /s/ ELIZABETH L. DELBIANCO
                                                                 --------------------------------------------
                                                                 Name: Elizabeth L. DelBianco
                                                                 Title: Vice President & General Counsel

Date: April 21, 2003

                                 CERTIFICATIONS

I, Eugene V. Polistuk, certify that:

    1.  I have reviewed this annual report on Form 20-F of Celestica Inc.;

    2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

        (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

        (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

        (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

    6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 21, 2003                               /s/ EUGENE V. POLISTUK
                                                    -------------------------------------------------------
                                                    Eugene V. Polistuk
                                                    Chairman of the Board and
                                                    Chief Executive Officer

                                 CERTIFICATIONS

I, Anthony P. Puppi, certify that:

    1.  I have reviewed this annual report on Form 20-F of Celestica Inc.;

    2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

        (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

        (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

        (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

    6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 21, 2003                               /s/ ANTHONY P. PUPPI
                                                    -------------------------------------------------------
                                                    Anthony P. Puppi
                                                    Executive Vice President, Chief Financial Officer
                                                    and General Manager, Global Services

                      Consolidated Financial Statements of

                                 CELESTICA INC.

                  Years ended December 31, 2000, 2001 and 2002
                         (in millions of U.S. dollars)

                                AUDITORS' REPORT

To the Board of Directors of
Celestica Inc.

    We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2001 and 2002 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                                                    /s/ KPMG LLP
January 21, 2003                                                           Chartered Accountants

                    COMMENTS BY AUDITORS FOR U.S. READERS ON
                        CANADA-U.S. REPORTING DIFFERENCE

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in note 2(q) to the financial statements relating to the adoption by the Company of CICA Handbook Section 1581 -- Business Combinations, CICA Handbook
Section 3062 -- Goodwill and Other Intangible Assets, and CICA Handbook
Section 3870 -- Stock-based Compensation and Other Stock-based Payments. Our report to the Board of Directors of Celestica Inc. dated January 21, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada                                                                    /s/ KPMG LLP
January 21, 2003                                                           Chartered Accountants

                                 CELESTICA INC.

                          CONSOLIDATED BALANCE SHEETS

                         (IN MILLIONS OF U.S. DOLLARS)

                                                                AS AT DECEMBER 31
                                                              ----------------------
                                                                2001          2002
                                                              --------      --------
ASSETS
Current assets:
  Cash and short-term investments...........................  $1,342.8      $1,851.0
  Accounts receivable (note 4)..............................   1,054.1         785.9
  Inventories (note 5)......................................   1,372.7         775.6
  Prepaid and other assets..................................     177.3         115.1
  Deferred income taxes.....................................      49.7          36.9
                                                              --------      --------
                                                               3,996.6       3,564.5

Capital assets (note 6).....................................     915.1         727.8
Goodwill from business combinations (note 7)................   1,128.8         948.0
Intangible assets (note 7)..................................     427.2         211.9
Other assets (note 8).......................................     165.2         354.6
                                                              --------      --------
                                                              $6,632.9      $5,806.8
                                                              ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $1,198.3      $  947.2
  Accrued liabilities.......................................     405.7         475.4
  Income taxes payable......................................      21.0          24.5
  Deferred income taxes.....................................      21.8          21.5
  Current portion of long-term debt (note 9)................      10.0           2.7
                                                              --------      --------
                                                               1,656.8       1,471.3

Long-term debt (note 9).....................................     137.4           4.2
Accrued pension and post-employment benefits (note 16)......      47.3          77.2
Deferred income taxes.......................................      41.5          46.2
Other long-term liabilities.................................       4.3           4.3
                                                              --------      --------
                                                               1,887.3       1,603.2
Shareholders' equity........................................   4,745.6       4,203.6
                                                              --------      --------
                                                              $6,632.9      $5,806.8
                                                              ========      ========

Commitments, contingencies and guarantees (note 18)

Canadian and United States accounting policy differences (note 22)

Subsequent events (note 23)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                2000       2001        2002
                                                              --------   ---------   --------
Revenue.....................................................  $9,752.1   $10,004.4   $8,271.6
Cost of sales...............................................   9,064.1     9,291.9    7,715.8
                                                              --------   ---------   --------
Gross profit................................................     688.0       712.5      555.8
Selling, general and administrative expenses................     326.1       341.4      298.5
Amortization of goodwill and intangible assets (note 7).....      88.9       125.0       95.9
Integration costs related to acquisitions (note 3)..........      16.1        22.8       21.1
Other charges (note 13).....................................     --          273.1      677.8
                                                              --------   ---------   --------
                                                                 431.1       762.3    1,093.3
                                                              --------   ---------   --------
Operating income (loss).....................................     256.9       (49.8)    (537.5)
Interest on long-term debt..................................      17.8        19.8       16.1
Interest income, net........................................     (36.8)      (27.7)     (17.2)
                                                              --------   ---------   --------
Earnings (loss) before income taxes.........................     275.9       (41.9)    (536.4)
                                                              --------   ---------   --------
Income taxes (note 14):
  Current expense...........................................      80.1        25.8       16.6
  Deferred (recovery).......................................     (10.9)      (27.9)    (107.8)
                                                              --------   ---------   --------
                                                                  69.2        (2.1)     (91.2)
                                                              --------   ---------   --------
Net earnings (loss).........................................  $  206.7   $   (39.8)  $ (445.2)
                                                              ========   =========   ========
Basic earnings (loss) per share (note 12)...................  $   1.01   $   (0.26)  $  (1.98)
Diluted earnings (loss) per share (notes 2, 12).............  $   0.98   $   (0.26)  $  (1.98)

Weighted average number of shares outstanding (note 12)
  Basic (in millions).......................................     199.8       213.9      229.8
  Diluted (in millions) (note 2)............................     211.8       213.9      229.8

Net earnings (loss) in accordance with U.S. GAAP
  (note 22).................................................  $  197.4   $   (51.3)  $ (494.9)
Basic earnings (loss) per share, in accordance with
  U.S. GAAP (note 22).......................................  $   0.99   $   (0.24)  $  (2.15)
Diluted earnings (loss) per share, in accordance with
  U.S. GAAP (note 22).......................................  $   0.96   $   (0.24)  $  (2.15)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                         (IN MILLIONS OF U.S. DOLLARS)

                                                                                                 FOREIGN
                                       CONVERTIBLE                                 RETAINED     CURRENCY         TOTAL
                                          DEBT       CAPITAL STOCK   CONTRIBUTED   EARNINGS    TRANSLATION   SHAREHOLDERS'
                                        (NOTE 10)      (NOTE 11)       SURPLUS     (DEFICIT)   ADJUSTMENT       EQUITY
                                       -----------   -------------   -----------   ---------   -----------   -------------
Balance -- December 31, 1999.........    $--           $1,646.1         -$-         $  16.2       $(4.1)       $1,658.2

Convertible debt issued, net.........      850.4         --             --            --          --              850.4
Convertible debt accretion, net of
  tax................................       10.1         --             --             (5.4)      --                4.7
Shares issued, net...................     --              749.3         --            --          --              749.3
Net earnings for the year............     --             --             --            206.7       --              206.7
                                         -------       --------          ----       -------       -----        --------
Balance -- December 31, 2000.........      860.5        2,395.4         --            217.5        (4.1)        3,469.3

Convertible debt accretion, net of
  tax................................       26.3         --             --            (15.0)      --               11.3
Shares issued, net...................     --            1,303.6         --            --          --            1,303.6
Currency translation.................     --             --             --            --            1.2             1.2
Net loss for the year................     --             --             --            (39.8)      --              (39.8)
                                         -------       --------          ----       -------       -----        --------
Balance -- December 31, 2001.........      886.8        3,699.0         --            162.7        (2.9)        4,745.6

Convertible debt accretion, net of
  tax................................       28.7         --             --            (17.5)      --               11.2
Repurchase of convertible debt
  (note 10)..........................     (110.9)        --             --              6.7       --             (104.2)
Shares issued, net...................     --                8.5         --            --          --                8.5
Repurchase of shares (note 11).......     --              (36.9)          5.8          (1.4)      --              (32.5)
Currency translation.................     --             --             --            --           20.2            20.2
Net loss for the year................     --             --             --           (445.2)      --             (445.2)
                                         -------       --------          ----       -------       -----        --------
Balance -- December 31, 2002.........    $ 804.6       $3,670.6          $5.8       $(294.7)      $17.3        $4,203.6
                                         =======       ========          ====       =======       =====        ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN MILLIONS OF U.S. DOLLARS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                2000       2001        2002
                                                              --------   ---------   --------
CASH PROVIDED BY (USED IN):
OPERATIONS:
  Net earnings (loss).......................................  $  206.7   $   (39.8)  $ (445.2)
  Items not affecting cash:
    Depreciation and amortization...........................     212.5       319.5      311.0
    Deferred income taxes...................................     (10.9)      (27.9)    (107.8)
    Restructuring charges (note 13).........................     --           98.6      194.5
    Other charges (note 13).................................     --           36.1      292.1
    Other...................................................      (4.4)        1.7       (6.1)
                                                              --------   ---------   --------
  Cash from earnings........................................     403.9       388.2      238.5
                                                              --------   ---------   --------
  Changes in non-cash working capital items:
    Accounts receivable.....................................    (995.3)      887.2      297.4
    Inventories.............................................    (656.7)      822.5      623.9
    Other assets............................................     (94.7)       45.7       26.1
    Accounts payable and accrued liabilities................   1,230.4      (854.0)    (202.7)
    Income taxes payable....................................      27.3         0.9       (0.4)
                                                              --------   ---------   --------
  Non-cash working capital changes..........................    (489.0)      902.3      744.3
                                                              --------   ---------   --------
Cash provided by (used in) operations.......................     (85.1)    1,290.5      982.8
                                                              --------   ---------   --------
INVESTING:
  Acquisitions, net of cash acquired........................    (634.7)   (1,299.7)    (111.0)
  Purchase of capital assets................................    (282.8)     (199.3)    (151.4)
  Proceeds on sale of capital assets........................     --         --           71.6
  Other.....................................................     (59.5)        1.4       (0.7)
                                                              --------   ---------   --------
Cash used in investing activities...........................    (977.0)   (1,497.6)    (191.5)
                                                              --------   ---------   --------
FINANCING:
  Bank indebtedness.........................................      (8.6)       (2.8)      (1.6)
  Repayments of long-term debt..............................      (2.2)      (56.0)    (146.5)
  Debt redemption fees (note 9).............................     --         --           (6.9)
  Deferred financing costs..................................      (0.1)       (3.9)      (2.6)
  Issuance of convertible debt..............................     862.9      --          --
  Convertible debt issue costs, pre-tax.....................     (19.4)     --          --
  Repurchase of convertible debt (note 10)..................     --         --         (100.3)
  Issuance of share capital.................................     766.6       737.7        7.4
  Share issue costs, pre-tax................................     (26.8)      (10.0)     --
  Repurchase of capital stock (note 11).....................     --         --          (32.5)
  Other.....................................................       2.0         1.1       (0.1)
                                                              --------   ---------   --------
Cash provided by (used in) financing activities.............   1,574.4       666.1     (283.1)
                                                              --------   ---------   --------
Increase in cash............................................     512.3       459.0      508.2
Cash, beginning of year.....................................     371.5       883.8    1,342.8
                                                              --------   ---------   --------
Cash, end of year...........................................  $  883.8   $ 1,342.8   $1,851.0
                                                              ========   =========   ========

Cash is comprised of cash and short-term investments.

Supplemental cash flow information (note 21)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.  NATURE OF BUSINESS:

    The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

    The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and, except as outlined in note 22, are, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

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

    (b) USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring charges, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

    (c) REVENUE:

       Revenue is comprised of product sales and service revenue earned from engineering, design and repair services. Revenue from product sales is recognized upon shipment of the goods. Service revenue is recognized as services are performed.

    (d) CASH AND SHORT-TERM INVESTMENTS:

       Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

    (e) ALLOWANCE FOR DOUBTFUL ACCOUNTS:

       The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company's knowledge of the financial condition of its customers. In determining the amount of the allowance, the following factors are considered: the length of time the receivables have been outstanding, customer and industry concentrations, current business environment, and historical experience.

    (f) INVENTORIES:

       Inventories are valued on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add. In determining the net realizable value, the Company considers factors such as shrinkage, the aging and future demand of the inventory, past experience with specific customers, and the ability to redistribute inventory to other programs or return inventory to suppliers.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (g) CAPITAL ASSETS:

       Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

        Buildings...................................................  25 years
        Buildings/leasehold improvements............................  Up to 25 years or term of lease
        Office equipment............................................  5 years
        Machinery and equipment.....................................  5 years
        Software....................................................  1 to 10 years

    (h) GOODWILL FROM BUSINESS COMBINATIONS:

       Prior to July 1, 2001, all goodwill was amortized on a straight-line basis over 10 years. Goodwill acquired in business combinations subsequent to June 30, 2001, has not been amortized. Effective
       January 1, 2002, the Company discontinued amortization of all existing goodwill. These changes are a result of new accounting standards issued in 2001 which are summarized in note 2(q)(ii) -- Changes in accounting policies.

       Upon adopting these standards on January 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. The Company conducted its annual goodwill assessment in the fourth quarter of 2002 and recorded an impairment charge. See notes 7 -- Goodwill and intangible assets and 13(c) -- Other charges.

       Prior to 2002, the Company assessed the recoverability of goodwill by comparing its carrying amount to its projected future net cash flows as described under note 2(j) -- Impairment of long-lived assets.

    (i) INTANGIBLE ASSETS:

       Intangible assets are comprised of intellectual property and other intangible assets. Intellectual property assets consist primarily of certain non-patented intellectual property and process technology, and are amortized on a straight-line basis over their estimated useful lives, to a maximum of 5 years. Other intangible assets consist primarily of customer relationships and contract intangibles, and represent the excess of cost over the fair value of tangible assets and intellectual property acquired in asset acquisitions. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, to a maximum of 10 years.

    (j) IMPAIRMENT OF LONG-LIVED ASSETS:

       The Company reviews capital and intangible assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate. The Company has recorded impairment charges in 2001 and 2002. See note 13(d) -- Other charges.

    (k) PENSION AND NON-PENSION, POST-EMPLOYMENT BENEFITS:

       The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages of employees and expected health care costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. Actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year are amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans is 14 years for 2001 and 11 years for 2002. The average remaining service period of active employees covered by the other post-employment benefit plans is 21 years for 2001 and 23 years for 2002. Curtailment gains or losses may arise from significant changes to a plan. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
       Pension assets are recorded as Other assets while pension liabilities are recorded as Accrued pension and post-employment benefits.

    (l) DEFERRED FINANCING COSTS:

       Costs relating to long-term debt are deferred in other assets and amortized over the term of the related debt or debt facilities.

    (m) INCOME TAXES:

       The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, is more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

    (n) FOREIGN CURRENCY TRANSLATION AND HEDGING:

       The functional currency of the majority of the Company's subsidiaries is the United States dollar. For such subsidiaries, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates, and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses are reflected in the consolidated statements of earnings (loss).

       The accounts of the Company's self-sustaining foreign operations for which the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the year-end exchange rate, and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Gains and losses arising from the translation of financial statements of foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

       The Company enters into forward exchange contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies and foreign-currency denominated balances. The Company does not enter into derivatives for speculative purposes.

       The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and at the end of each quarter, whether the derivatives that are used in hedged transactions are highly effective in offsetting changes in cash flows of hedged items.

       Gains and losses on hedges of firm commitments are included in the cost of the hedged transaction when they occur. Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period and the same line item as the underlying hedged transaction. Foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts are accrued on the balance sheet as current assets or current liabilities and are recognized currently in the income statement, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. The forward premium or discount is amortized over the term of the forward contract. Gains and losses on hedged forecasted transactions are recognized in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

    (o) RESEARCH AND DEVELOPMENT:

       The Company incurs costs relating to research and development activities which are expensed as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2002 were $18.2 (2001 -- $17.1; 2000 -- $19.5). No amounts have been capitalized.

    (p) RESTRUCTURING CHARGES:

       The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs, based on detailed plans approved and committed to by management. The recognition of these charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) estimating sublease income and the net recovery of equipment to be disposed of. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

    (q) CHANGES IN ACCOUNTING POLICIES:

        (i) Earnings per share:

        Effective 2001, the Company retroactively applied the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500, "Earnings per share," which requires the use of the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation includes employee stock options and the conversion of convertible debt instruments, if dilutive. The new standard is consistent with U.S. GAAP. Previously reported diluted earnings per share have been restated to reflect this change. See note 12 -- Earnings (loss) per share and weighted average shares outstanding.

        (ii) Business combinations, goodwill and other intangible assets:

        In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

        Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001, has not been amortized. In addition, the new criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

        The Company has fully adopted these new standards as of January 1, 2002, and discontinued amortization of all existing goodwill. The Company also evaluated existing intangible assets, including estimates of remaining lives, and has reclassified $9.1 from intellectual property to goodwill, as of January 1, 2002, to conform with the new criteria.

        Section 3062 requires the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment is identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the impairment of goodwill must be recorded by December 31, 2002. The impairment of goodwill is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. Any transitional impairment would have been recognized as an effect of a change in accounting principle and would have been charged to opening retained earnings as of January 1, 2002. The Company completed the transitional goodwill impairment assessment, and determined that no impairment existed as of the date of adoption.

        Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer amortized. This change in accounting policy was not applied retroactively and the amounts presented for prior years have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001 and 2000:

                                                                              YEAR ENDED DECEMBER 31
                                                                          ------------------------------
                                                                            2000       2001       2002
                                                                          --------   --------   --------
            Net earnings (loss) as reported.............................   $206.7     $(39.8)   $(445.2)
            Add back: goodwill amortization.............................     39.1       39.2      --
                                                                           ------     ------    -------
            Net earnings (loss) before goodwill amortization............   $245.8     $ (0.6)   $(445.2)
                                                                           ======     ======    =======
            Basic earnings (loss) per share:
              As reported...............................................   $ 1.01     $(0.26)   $ (1.98)
              Before goodwill amortization..............................   $ 1.20     $(0.07)   $ (1.98)

            Diluted earnings (loss) per share:
              As reported...............................................   $ 0.98     $(0.26)   $ (1.98)
              Before goodwill amortization..............................   $ 1.16     $(0.07)   $ (1.98)

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
       (iii) Stock-based compensation and other stock-based payments:

        Effective January 1, 2002, the Company adopted the new CICA Handbook
        Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002, has not been included.

        The fair value of the options issued by the Company during 2002 was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions: risk-free rate of 5.14%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and, an expected option life of 5 years. The weighted-average grant date fair value of options issued during the year was $12.02 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the year ended December 31, 2002, the Company's pro forma net loss is $447.4, pro forma basic loss per share is $1.99 and pro forma diluted loss per share is $1.99. See note 11(c) for a description of the stock option plans.

    (r) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

        (i) Foreign currency translation and hedging relationships:

        Effective January 1, 2002, the CICA amended Section 1650 to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, with retroactive restatement of prior periods. The Company was not impacted by this change. The CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company has reviewed the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

        (ii) Impairment or disposal of long-lived assets:

        In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" and Section 3475, "Discontinued Operations." The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used, exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year, however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003, however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

       (iii) Guarantees:

        In December 2002, the CICA approved Accounting Guideline AcG-14 which requires certain disclosures of obligations under guarantees, effective for the Company's first quarter of 2003. The guideline is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. The guideline does not apply to product warranties or the measurement requirements under U.S. GAAP. The Company has disclosed its guarantees under U.S. GAAP in note 22(k). The Company expects that the adoption of this guideline will have no material impact on its financial position, results of operations or cash flows.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

3.  ACQUISITIONS:

    2001 ACQUISITIONS:

    (a) ASSET ACQUISITIONS:

       In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co. Ltd. In May 2001, the Company acquired certain assets in Little Rock, Arkansas and Denver, Colorado from Avaya Inc., and in
       August 2001, acquired certain assets in Saumur, France. In August 2001, the Company acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The total purchase price for these acquisitions of $834.1 was financed with cash and was allocated to the net assets acquired, including intangible assets of $195.7, based on their relative fair values at the date of acquisition.

    (b) BUSINESS COMBINATIONS:

       Omni:

       In October 2001, the Company acquired Omni Industries Limited (Omni), an EMS provider headquartered in Singapore. This acquisition significantly enhanced the Company's presence in Asia. The purchase price of $865.8 was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company, and $479.5 in cash. The goodwill recorded for Omni is not tax deductible.

       Other business combinations:

       In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. In
       June 2001, the Company acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France. In August 2001, the Company acquired Primetech Electronics Inc. (Primetech), an EMS provider in Canada. The purchase price of Primetech was financed primarily with the issuance of
       3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

       The value of the shares issued in the Primetech and Omni acquisitions was determined based on the average market price of the shares for a reasonable period before, and after the date the terms of the acquisitions were agreed to and announced.

       In 2002, the Company completed the valuations of certain assets relating to its 2001 business combinations, resulting in changes to the fair-value allocations of the purchase prices. Details of the final net assets acquired in these business combinations, at fair value, are as follows:

                                                                                 OTHER BUSINESS
                                                                        OMNI      COMBINATIONS
                                                                      --------   --------------
        Current assets..............................................  $ 260.7        $ 63.2
        Capital assets..............................................     91.8          46.3
        Other long-term assets......................................      4.1           0.1
        Goodwill....................................................    777.5         136.2
        Intellectual property.......................................     34.5          10.0
        Liabilities assumed.........................................   (302.8)        (28.3)
                                                                      -------        ------
        Net assets acquired.........................................  $ 865.8        $227.5
                                                                      =======        ======
        Financed by:
        Cash........................................................  $ 479.5        $ 46.8
        Issuance of shares and options..............................    386.3         180.7
                                                                      -------        ------
                                                                      $ 865.8        $227.5
                                                                      =======        ======

    2002 ACQUISITIONS:

    (c) ASSET ACQUISITIONS:

       In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The aggregate purchase price for these acquisitions of $111.0 was financed with cash and allocated to the net assets acquired, including intangible assets of $49.4,

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

3.  ACQUISITIONS: (CONTINUED)
       based on their relative fair values at the date of acquisition. The weighted-average useful life of these intangible assets is approximately six years.

       Integration costs related to acquisitions:

       The Company incurred costs of $21.1 in 2002 (2001 -- $22.8;
       2000 -- $16.1) relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

       The Company's 2002 restructuring actions have impacted some of the sites acquired in prior years. These actions have included workforce reductions and facility consolidations and closures. See note 13(b) -- Other charges.

4.  ACCOUNTS RECEIVABLE:

    Accounts receivable are net of an allowance for doubtful accounts of $62.4 at December 31, 2002 (2001 -- $74.6).

5.  INVENTORIES:

                                                                      2001           2002
                                                                  ------------   ------------
    Raw materials...............................................    $  903.6       $  479.8
    Work in progress............................................       220.6          101.0
    Finished goods..............................................       248.5          194.8
                                                                    --------       --------
                                                                    $1,372.7       $  775.6
                                                                    ========       ========

6.  CAPITAL ASSETS:

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
                                                                    ========        ======         ======

                                                                                     2002
                                                                  ------------------------------------------
                                                                                 ACCUMULATED      NET BOOK
                                                                      COST       AMORTIZATION      VALUE
                                                                  ------------   ------------   ------------
    Land........................................................    $   66.0        $--            $ 66.0
    Buildings...................................................       192.3          24.6          167.7
    Buildings/leasehold improvements............................        64.4          33.8           30.6
    Office equipment............................................       102.1          55.3           46.8
    Machinery and equipment.....................................       618.2         319.2          299.0
    Software....................................................       202.9          85.2          117.7
                                                                    --------        ------         ------
                                                                    $1,245.9        $518.1         $727.8
                                                                    ========        ======         ======

    The above amounts include $17.1 (2001 -- $13.3) of assets under capital lease and accumulated amortization of $4.0 (2001 -- $6.8) related thereto.

    Depreciation and rental expense for the year ended December 31, 2002 was $212.4 (2001 -- $192.8; 2000 -- $121.9) and $117.3 (2001 -- $79.8;
    2000 -- $46.7), respectively.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

7.  GOODWILL FROM BUSINESS COMBINATIONS AND INTANGIBLE ASSETS:

    GOODWILL FROM BUSINESS COMBINATIONS:

    The following table details the changes in goodwill by reporting segment for the year ended December 31, 2002:

                                                        DECEMBER 31,    RECLASS    POST CLOSING   IMPAIRMENT    DECEMBER 31,
                                                            2001          (A)          (B)            (C)           2002
                                                        -------------   --------   ------------   -----------   -------------
    Americas..........................................    $  243.2       $ 1.8        $(2.1)        $(127.2)       $115.7
    Europe............................................        68.3         6.2          2.0           (76.5)       --
    Asia..............................................       817.3         1.1         13.9          --             832.3
                                                          --------       -----        -----         -------        ------
                                                          $1,128.8       $ 9.1        $13.8         $(203.7)       $948.0
                                                          ========       =====        =====         =======        ======
    ---------------

    (a) The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002, to conform with the new goodwill standards. See note 2(q)(ii).

    (b) The Company completed the valuations of certain assets relating to its 2001 business combinations. This resulted in changes to the fair-value allocation of the purchase price, and thus goodwill.

    (c) During the fourth quarter of 2002, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards,
       Section 3062. See note 2(q)(ii). Prolonged declines in the information technology and communications end markets contributed to an impairment of goodwill in the fourth quarter as estimated fair values of the reporting units fell below their respective carrying values. The Company obtained independent valuations to support the fair values of its reporting units. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. Cash flows were discounted using a weighted average cost of capital. The Company recorded a goodwill impairment of $203.7. See note 13(c) -- Other charges.

    INTANGIBLE ASSETS:

                                                                                     2001
                                                                  ------------------------------------------
                                                                                 ACCUMULATED      NET BOOK
                                                                      COST       AMORTIZATION      VALUE
                                                                  ------------   ------------   ------------
    Intellectual property.......................................     $388.6         $143.9         $244.7
    Other intangible assets.....................................      209.3           26.8          182.5
                                                                     ------         ------         ------
                                                                     $597.9         $170.7         $427.2
                                                                     ======         ======         ======

                                                                                     2002
                                                                  ------------------------------------------
                                                                                 ACCUMULATED      NET BOOK
                                                                      COST       AMORTIZATION      VALUE
                                                                  ------------   ------------   ------------
    Intellectual property.......................................     $194.5         $118.9         $ 75.6
    Other intangible assets.....................................      177.8           41.5          136.3
                                                                     ------         ------         ------
                                                                     $372.3         $160.4         $211.9
                                                                     ======         ======         ======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

7. GOODWILL FROM BUSINESS COMBINATIONS AND INTANGIBLE ASSETS: (CONTINUED) The following table details the changes in intangible assets for the year ended December 31, 2002:

                                                                                   ACQUISITIONS/
                                         DECEMBER 31,                   RECLASS    POST CLOSING    IMPAIRMENT    DECEMBER 31,
                                             2001        AMORTIZATION     (A)           (B)            (C)           2002
                                         -------------   ------------   --------   -------------   -----------   -------------
    Intellectual property..............     $244.7          $(72.0)      $(9.1)        $ 8.5         $ (96.5)       $ 75.6
    Other intangible assets............      182.5           (23.9)       --            25.4           (47.7)        136.3
                                            ------          ------       -----         -----         -------        ------
                                            $427.2          $(95.9)      $(9.1)        $33.9         $(144.2)       $211.9
                                            ======          ======       =====         =====         =======        ======
    ---------------

    (a) The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002, to conform with the new goodwill standards. See note 2(q)(ii).

    (b) Intangible assets increased during the year due to acquisitions, offset partially by post closing adjustments.

    (c) In the fourth quarter of 2002, the Company recorded an impairment charge totaling $144.2 to write-down intellectual property and other intangible assets, primarily in the Americas and European segments. The Company recorded $75.2 as restructuring charges primarily for intellectual property impaired due to the closure or consolidation of the related manufacturing facilities. An additional charge of $69.0 was recorded as "Other charges -- other impairment" to write-down certain intellectual property, and customer relationships and contracts that were impaired, in connection with the regular recoverability review of intangible assets. The impairment was measured as the excess of the carrying amount over the projected future net cash flows that these assets were expected to generate. See notes 13(b) and (d) -- Other charges.

    Amortization expense is as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Amortization of goodwill....................................     $39.1          $ 39.2         $--
    Amortization of intellectual property.......................      39.1            68.8          72.0
    Amortization of other intangible assets.....................      10.7            17.0          23.9
                                                                     -----          ------         -----
                                                                     $88.9          $125.0         $95.9
                                                                     =====          ======         =====

    Effective January 1, 2002, the Company discontinued amortization of all goodwill. See note 2(q)(ii) -- Changes in accounting policies.

    The Company estimates its future amortization expense as follows, based on existing intangible asset balances:

    2003........................................................   $46.8
    2004........................................................    43.0
    2005........................................................    35.1
    2006........................................................    27.0
    2007........................................................    16.3
    Thereafter..................................................    43.7

8.  OTHER ASSETS:

                                                                      2001           2002
                                                                  ------------   ------------
    Deferred pension (note 16)..................................     $ 28.4         $ 31.2
    Deferred income taxes.......................................      116.4          305.1
    Commodity taxes recoverable.................................       10.7           10.9
    Other.......................................................        9.7            7.4
                                                                     ------         ------
                                                                     $165.2         $354.6
                                                                     ======         ======

    Amortization of deferred financing costs for the year ended December 31, 2002, was $2.7 (2001 -- $1.7; 2000 -- $1.7).

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

9.  LONG-TERM DEBT:

                                                                      2001           2002
                                                                  ------------   ------------
    Global, unsecured, revolving credit facility due 2003 (a)...     $--            $--
    Unsecured, revolving credit facility due 2004 (b)...........     --             --
    Unsecured, revolving credit facility due 2005 (c)...........     --             --
    Senior Subordinated Notes due 2006 (d)......................      130.0         --
    Other (e)...................................................       17.4           6.9
                                                                     ------         -----
                                                                      147.4           6.9
    Less current portion........................................       10.0           2.7
                                                                     ------         -----
                                                                     $137.4         $ 4.2
                                                                     ======         =====
    ---------------

    (a) Concurrently with the initial public offering on July 7, 1998, the Company entered into a global, unsecured, revolving credit facility providing up to $250.0 of borrowings. The credit facility permitted the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin and are repayable in July 2003. There were no borrowings on this facility during 2001 or 2002. Commitment fees in 2002 were $0.6. The Company elected to cancel this facility in December 2002.

    (b) In December 2002, the Company extended its second unsecured, revolving credit facility from April 2004 to December 2004. Concurrent with this extension, the Company increased the facility from $250.0 to $350.0. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate. There were no borrowings on this facility during 2001 or 2002. Commitment fees in 2002 were $2.6.

    (c) In July 2001, the Company entered into an unsecured, revolving credit facility providing up to $500.0 of borrowings including a $75.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in July 2005. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate. There were no borrowings on this facility in 2001 or 2002. Commitment fees in 2002 were $1.5.

    (d) In August 2002, the Company redeemed the entire $130.0 of outstanding 10.5% Senior Subordinated Notes at a premium of 5.25%. See note 13(e).

    (e) Other long-term debt includes secured loan facilities of one of the Company's subsidiaries of which $13.0 was outstanding at December 31, 2001, and capital lease obligations. All secured loans were repaid during 2002. The weighted average interest rate on these facilities in 2001 was 4.4%. The loans were denominated in Singapore Dollars and repayable through quarterly payments. There were no commitment fees for 2001 or 2002. The balance as at December 31, 2002, relates to capital lease obligations.

    As at December 31, 2002, principal repayments due within each of the next five years on all long-term debt are as follows:

    2003........................................................    $2.7
    2004........................................................     2.5
    2005........................................................     1.5
    2006........................................................     0.1
    2007........................................................     0.1

    The unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contain financial covenants, that require the Company to maintain certain financial ratios. A change of control is an event of default.

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

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

10. CONVERTIBLE DEBT: (CONTINUED)
    The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010, and August 1, 2015, and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares, or any combination thereof.

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

    During 2002, the Company paid $100.3 to repurchase LYONs with a principal amount at maturity of $222.9. The Company recognized a gain on the repurchase of these LYONs. The gain of $6.7, net of tax of $3.9, is recorded in retained earnings and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the gain on the principal equity component has been included in the calculation of basic and diluted earnings (loss) per share. See note 12.

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

    (b) ISSUED AND OUTSTANDING:

                                                                                                    TOTAL
                                                                                                 SUBORDINATE
                                                                                                 AND MULTIPLE
                                                               SUBORDINATE        MULTIPLE      VOTING SHARES      SHARES TO
        NUMBER OF SHARES (IN MILLIONS)                        VOTING SHARES    VOTING SHARES     OUTSTANDING       BE ISSUED
        ------------------------------                        --------------   --------------   --------------   -------------
        Balance December 31, 2000...........................      164.3             39.1            203.4             0.4
        Equity offering (i).................................       12.0           --                 12.0           --
        Other share issuances (ii)..........................        1.1           --                  1.1           --
        Issued as consideration for acquisitions (iii)......       13.2           --                 13.2             0.1
                                                                  -----             ----            -----            ----
        Balance December 31, 2001...........................      190.6             39.1            229.7             0.5
        Repurchase of shares (iv)...........................       (2.0)          --                 (2.0)          --
        Other share issuances (v)...........................        0.9           --                  0.9           --
                                                                  -----             ----            -----            ----
        Balance December 31, 2002...........................      189.5             39.1            228.6             0.5
                                                                  =====             ====            =====            ====

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

11. CAPITAL STOCK: (CONTINUED)

                                                               SUBORDINATE        MULTIPLE        SHARES TO         TOTAL
        AMOUNT                                                VOTING SHARES    VOTING SHARES      BE ISSUED        AMOUNT
        ------                                                --------------   --------------   -------------   -------------
        Balance December 31, 2000...........................     $2,254.9          $138.8           $ 1.7         $2,395.4
        Equity offering, net of issue costs (i).............        707.4          --              --                707.4
        Other share issuances (ii)..........................         29.2          --              --                 29.2
        Issued as consideration for acquisitions (iii)......        562.8          --                 4.2            567.0
                                                                 --------          ------           -----         --------
        Balance December 31, 2001...........................      3,554.3           138.8             5.9          3,699.0
        Repurchase of shares (iv)...........................        (36.9)         --              --                (36.9)
        Other share issuances (v)...........................          8.5          --              --                  8.5
                                                                 --------          ------           -----         --------
        Balance December 31, 2002...........................     $3,525.9          $138.8           $ 5.9         $3,670.6
                                                                 ========          ======           =====         ========

        2001 CAPITAL TRANSACTIONS:

        (i) In May 2001, the Company issued 12.0 million subordinate voting shares for gross cash proceeds of $714.0 and incurred $6.6 in share issuance costs, net of tax of $3.4.

        (ii) During 2001, the Company issued 1.1 million subordinate voting shares as a result of the exercise of employee stock options for $23.7 and recorded a tax benefit of $5.5.

       (iii) In 2001, the Company issued 12.7 million subordinate voting shares, as consideration for acquisitions, for an ascribed value of $558.5 and reserved 0.6 million shares at an ascribed value of $8.5. During 2001, the Company issued 0.5 million of reserved shares at an ascribed value of $4.3. As at December 31, 2001, 0.5 million subordinate voting shares remain reserved for issuance at an ascribed value of $5.9.

        2002 CAPITAL TRANSACTIONS:

        (iv) In July 2002, the Company filed a Normal Course Issuer Bid to repurchase over the next 12 months, at its discretion, up to 5% of the total outstanding shares, or 9.6 million subordinate voting shares, for cancellation. During 2002, the Company repurchased
             2.0 million subordinate voting shares at a weighted average price of $16.23 per share.

        (v) During 2002, the Company issued 0.9 million subordinate voting shares, primarily as a result of the exercise of employee stock options, for $7.4 and recorded a tax benefit of $1.1.

    (c) STOCK OPTION PLANS:

        (i) Long-Term Incentive Plan (LTIP):

        The Company established the LTIP prior to its initial public offering. Under this plan, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to
        29.0 million subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value of the day prior to the date of the grant and are exercisable during a period not to exceed ten years from such date.

        (ii) Employee Share Purchase and Option Plans (ESPO):

        The Company has ESPO plans that were available to certain of its employees and executives. As a result of the establishment of the LTIP, no further options may be issued under the ESPO plans. Pursuant to the ESPO plans, employees and executives of the Company were offered the opportunity to purchase, at prices equal to market value, subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO plans.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

11. CAPITAL STOCK: (CONTINUED)
       Stock option transactions were as follows:

                                                                                 WEIGHTED AVERAGE
        NUMBER OF OPTIONS (IN MILLIONS)                                SHARES     EXERCISE PRICE
        -------------------------------                               --------   ----------------
        Outstanding at December 31, 1999............................    14.6          $14.84
        Granted.....................................................     4.2          $55.40
        Exercised...................................................    (1.4)         $ 6.85
        Cancelled...................................................    (0.2)         $ 7.33
                                                                        ----
        Outstanding at December 31, 2000............................    17.2          $25.16
        Granted/assumed.............................................     8.5          $42.54
        Exercised...................................................    (1.6)         $14.89
        Cancelled...................................................    (0.2)         $23.36
                                                                        ----
        Outstanding at December 31, 2001............................    23.9          $31.67
        Granted.....................................................     3.9          $19.93
        Exercised...................................................    (0.9)         $ 7.42
        Cancelled...................................................    (0.8)         $41.49
                                                                        ----
        Outstanding at December 31, 2002............................    26.1          $30.51
                                                                        ====
        Shares reserved for issuance upon exercise of stock options
          or awards (in millions)...................................    33.9
                                                                        ====

       The following options were outstanding as at December 31, 2002:

                                  RANGE OF        OUTSTANDING    WEIGHTED AVERAGE    EXERCISABLE    WEIGHTED AVERAGE   REMAINING
        PLAN                   EXERCISE PRICES      OPTIONS       EXERCISE PRICE       OPTIONS       EXERCISE PRICE       LIFE
        ----                   ---------------   -------------   ----------------   -------------   ----------------   ----------
                                                 (in millions)                      (in millions)                       (years)
        ESPO.................  $5.00 - $ 7.50          4.6            $ 5.34             4.6             $ 5.34             5
        LTIP.................  $8.75 - $13.69          1.6            $12.09             1.2             $12.02             6
                               $13.10 - $25.75         3.6            $18.58           --               --                 10
                               $24.18 - $24.18         0.8            $24.18             0.6             $24.18             7
                               $24.91 - $54.15         1.4            $41.16             0.4             $41.16             9
                               $32.22 - $44.38         0.3            $37.91           --               --                 10
                               $39.03 - $39.03         2.8            $39.03             2.1             $39.03             7
                               $41.89 - $41.89         6.1            $41.89             1.5             $41.89             9
                               $55.40 - $56.19         3.9            $55.96             2.0             $55.96             8
        Other................  $0.93 - $13.31          0.8            $ 5.50             0.8             $ 5.50             4
        Other................  $29.73 - $72.84         0.2            $46.28             0.2             $46.28             4
                                                      ----                              ----
                                                      26.1                              13.4
                                                      ====                              ====

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

12. EARNINGS (LOSS) PER SHARE AND WEIGHTED AVERAGE SHARES OUTSTANDING:

    The following table sets forth the calculation of basic and diluted earnings
    (loss) per share:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Numerator:
      Net earnings (loss).......................................     $206.7         $(39.8)       $(445.2)
      Convertible debt accretion, net of tax....................       (5.4)         (15.0)         (17.5)
      Gain on repurchase of convertible debt, net of tax(1).....     --             --                8.3
                                                                     ------         ------        -------
      Earnings (loss) available to common shareholders..........     $201.3         $(54.8)       $(454.4)

    Denominator:
      Weighted average shares -- basic (in millions)............      199.8          213.9          229.8
      Effect of dilutive securities (in millions):
        Employee stock options(2)...............................        7.8         --             --
        Convertible debt........................................        4.2         --             --
                                                                     ------         ------        -------
      Weighted average shares -- diluted (in millions)(3).......      211.8          213.9          229.8

    Earnings (loss) per share:
      Basic.....................................................     $ 1.01         $(0.26)       $ (1.98)
      Diluted...................................................     $ 0.98         $(0.26)       $ (1.98)
    ---------------

    (1) For 2002, the gain on the principal equity component of the convertible debt repurchase of $8.3 is included in the calculation of basic and diluted loss per share. See note 10.

    (2) For 2000, excludes the effect of 3.3 million "out of the money" options as they are anti-dilutive.

    (3) For 2001 and 2002, excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss.

13. OTHER CHARGES:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    2001 restructuring (a)......................................     $--            $237.0         $  1.9
    2002 restructuring (b)......................................     --             --              383.5
    2002 goodwill impairment (c)................................     --             --              203.7
    Other impairment (d)........................................     --               36.1           81.7
    Deferred financing costs and debt redemption fees (e).......     --             --                9.6
    Gain on sale of surplus land................................     --             --               (2.6)
                                                                     ------         ------         ------
                                                                     $--            $273.1         $677.8
                                                                     ======         ======         ======

    (a) 2001 RESTRUCTURING:

       The Company recorded a pre-tax restructuring charge of $237.0 in 2001, in response to slowing end markets. The Company's restructuring plan focused on facility consolidations and a workforce reduction. The following table details the components of the 2001 restructuring charge and the adjustments in 2002, as the Company executed its plan:

                                                                                YEAR ENDED DECEMBER 31
                                                                      ------------------------------------------
                                                                          2000           2001           2002
                                                                      ------------   ------------   ------------
        Employee termination costs..................................     $--            $ 90.7         $(4.1)
        Lease and other contractual obligations.....................     --               35.3          11.4
        Facility exit costs and other...............................     --               12.4          (2.7)
        Asset impairment (non-cash).................................     --               98.6          (2.7)
                                                                         ------         ------         -----
                                                                         $--            $237.0         $ 1.9
                                                                         ======         ======         =====

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

13. OTHER CHARGES: (CONTINUED)
       The following table details the activity through the accrued restructuring liability:

                                                                                   LEASE
                                                                   EMPLOYEE      AND OTHER       FACILITY
                                                                 TERMINATION    CONTRACTUAL     EXIT COSTS
                                                                    COSTS       OBLIGATIONS     AND OTHER        TOTAL
                                                                 ------------   ------------   ------------   ------------
        Balance at January 1, 2002.............................     $ 39.5         $ 33.7         $ 9.5          $ 82.7
        Cash payments..........................................      (35.4)         (13.0)         (6.8)          (55.2)
        Adjustments............................................       (4.1)          11.4          (2.7)            4.6
                                                                    ------         ------         -----          ------
        Balance at December 31, 2002...........................     $--            $ 32.1         $--            $ 32.1
                                                                    ======         ======         =====          ======

       Employee terminations were made across all geographic regions of the Company with the majority pertaining to manufacturing and plant employees. A total of 11,925 employees have been terminated relating to the 2001 restructuring plan. The adjustment to lease and other contractual obligations relates primarily to changes in estimates and revised timing of expected sublease recoveries.

       The non-cash charges for asset impairment reflected the write-down of certain long-lived assets across all geographic regions that have become impaired as a result of the rationalization of facilities. The asset impairments relate to goodwill and intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

       The Company has completed the major components of the 2001 restructuring plan, except for certain long-term lease and other contractual obligations.

    (b) 2002 RESTRUCTURING:

       In response to the prolonged difficult end-market conditions, the Company announced a new restructuring plan for the consolidation of facilities and a workforce reduction. The Company recorded a pre-tax restructuring charge of $383.5. The following table details the components of the 2002 restructuring charge:

                                                                              YEAR ENDED DECEMBER 31
                                                                      ---------------------------------------
                                                                         2000          2001          2002
                                                                      -----------   -----------   -----------
        Employee termination costs..................................    $--           $--           $128.8
        Lease and other contractual obligations.....................     --            --             51.7
        Facility exit costs and other...............................     --            --              8.5
        Asset impairment (non-cash).................................     --            --            194.5
                                                                        ------        ------        ------
                                                                        $--           $--           $383.5
                                                                        ======        ======        ======

       The following table details the activity through the accrued restructuring liability:

                                                                                     LEASE
                                                                     EMPLOYEE      AND OTHER     FACILITY
                                                                    TERMINATION   CONTRACTUAL   EXIT COSTS
                                                                       COSTS      OBLIGATIONS    AND OTHER       TOTAL
                                                                    -----------   -----------   -----------   -----------
        Balance at January 1, 2002................................    $--            $--           $--          $--
        Provision.................................................     128.8          51.7           8.5         189.0
        Cash payments.............................................     (41.7)         (1.7)         (0.7)        (44.1)
                                                                      ------         -----         -----        ------
        Balance at December 31, 2002..............................    $ 87.1         $50.0         $ 7.8        $144.9
                                                                      ======         =====         =====        ======

       Employee terminations were made primarily in the Americas with the majority pertaining to manufacturing and plant employees. A total of 5,900 employees have been identified to be terminated, of which 2,410 employees were terminated during 2002. The remaining termination costs are expected to be paid out during 2003.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

13. OTHER CHARGES: (CONTINUED)
       The non-cash charges for 2002 for asset impairment reflect the write-down of certain long-lived assets primarily in the Americas that have become impaired as a result of the rationalization of facilities. The asset impairments relate to intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

       The Company expects to complete the major components of the 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

    (c) 2002 GOODWILL IMPAIRMENT:

       In 2002, the Company recorded a non-cash charge against goodwill of $203.7, in connection with its annual impairment assessment as described in notes 2(h) and 7.

    (d) OTHER IMPAIRMENT:

       In 2002, the Company recorded a non-cash charge of $81.7, in connection with its annual impairment assessment of long-lived assets, comprised primarily of a write-down of intangible assets.

       In 2001, the Company recorded a non-cash charge of $36.1, in connection with its annual impairment assessment of long-lived assets comprised primarily of a write-down of goodwill and intangible assets.

    (e) DEFERRED FINANCING COSTS AND DEBT REDEMPTION FEES:

       In 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs. See note 9(d).

14. INCOME TAXES:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Earnings (loss) before income tax:
      Canadian operations.......................................     $179.4         $ 34.7        $(190.1)
      Foreign operations........................................       96.5          (76.6)        (346.3)
                                                                     ------         ------        -------
                                                                     $275.9         $(41.9)       $(536.4)
                                                                     ======         ======        =======
    Current income tax expense (recovery):
      Canadian operations.......................................     $ 51.2         $ 17.2        $  (4.6)
      Foreign operations........................................       28.9            8.6           21.2
                                                                     ------         ------        -------
                                                                     $ 80.1         $ 25.8        $  16.6
                                                                     ======         ======        =======
    Deferred income tax expense (recovery):
      Canadian operations.......................................     $ 33.0         $ (5.4)       $ (15.2)
      Foreign operations........................................      (43.9)         (22.5)         (92.6)
                                                                     ------         ------        -------
                                                                     $(10.9)        $(27.9)       $(107.8)
                                                                     ======         ======        =======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

14. INCOME TAXES: (CONTINUED)
    The overall income tax provision differs from the provision computed at the statutory rate as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Combined Canadian federal and provincial income tax rate....       44.0%          42.1%          38.6%
                                                                     ------         ------        -------
    Income taxes (recovery) based on earnings (loss) before
      income taxes at statutory rates...........................     $121.4         $(17.7)       $(207.1)

    Increase (decrease) resulting from:
      Manufacturing and processing deduction....................      (17.7)          (5.0)           5.8
      Foreign income taxed at lower rates.......................      (43.9)          (2.9)         (19.2)
      Amortization and write-down of non-deductible goodwill and
        intangible assets.......................................        8.9           15.4           44.2
      Other, including large corporations tax...................        0.5            8.1            8.5
      Change in valuation allowance.............................     --             --               76.6
                                                                     ------         ------        -------
    Income tax expense (recovery)...............................     $ 69.2         $ (2.1)       $ (91.2)
                                                                     ======         ======        =======

    Deferred income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their tax bases. Deferred income tax assets and liabilities are comprised of the following as at December 31, 2001 and 2002:

                                                                     2001          2002
                                                                  -----------   -----------
    Deferred income tax assets:
      Income tax effect of operating losses carried forward.....    $ 51.9        $162.9
      Accounting provisions not currently deductible............      34.4          43.9
      Capital, intangible and other assets......................      17.0         143.9
      Share issue and convertible debt issue costs..............      17.2           9.5
      Restructuring accruals....................................      29.1          53.2
      Other.....................................................       4.5           5.2
                                                                    ------        ------
                                                                     154.1         418.6
      Valuation allowance.......................................     --            (76.6)
                                                                    ------        ------
    Total deferred income tax assets............................     154.1         342.0
                                                                    ------        ------
    Deferred income tax liabilities:
      Capital, intangible and other assets......................     (37.7)        (54.2)
      Deferred pension asset....................................      (9.1)        (10.0)
      Other.....................................................      (4.5)         (3.5)
                                                                    ------        ------
    Total deferred income tax liabilities.......................     (51.3)        (67.7)
                                                                    ------        ------
    Deferred income tax asset, net..............................    $102.8        $274.3
                                                                    ======        ======

    The net deferred income tax asset arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, the Company has determined that a valuation allowance of $76.6 is required in respect of its deferred income tax assets as at December 31, 2002. No valuation allowance was required for the deferred income tax assets as at December 31, 2001. In order to fully utilize the net deferred income tax assets of $274.3, the Company will need to generate future taxable income of approximately $741.0. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2002.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

14. INCOME TAXES: (CONTINUED)
    Celestica intends to indefinitely re-invest income from all of its foreign subsidiaries. The aggregate amount of undistributed earnings of Celestica's foreign subsidiaries for which no deferred income tax liability has been recorded is approximately $283.4 as at December 31, 2002.

    Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia, Thailand and Singapore subsidiaries. The tax benefit arising from these incentives is approximately $24.9, or $0.11 diluted per share for 2002, $9.6, or $0.04 diluted per share for 2001, and $15.8, or $0.07 diluted per share for 2000. These tax incentives expire between 2004 and 2012, and are subject to certain conditions with which the Company expects to comply.

    As at December 31, 2002, the Company had operating losses of $589.9; a portion of the income tax benefits of these losses has been recognized on the financial statements. A summary of the operating loss carryforwards by year of expiry is as follows:

    YEAR OF EXPIRY                                                 AMOUNT
    --------------                                                --------
    2005........................................................   $  0.1
    2006........................................................      1.7
    2007........................................................    131.6
    2008........................................................      3.2
    2009........................................................      7.4
    2010-2022...................................................    176.5
    Indefinite..................................................    269.4
                                                                   ------
                                                                   $589.9
                                                                   ======

15. RELATED PARTY TRANSACTIONS:

    In 2002, the Company expensed management related fees of $2.2 (2001 -- $2.1; 2000 -- $2.1) and capitalized acquisition related fees of $Nil
    (2001 -- $Nil; 2000 -- $0.5) charged by its parent company. Management believes that the fees charged were reasonable in relation to the services provided.

16. PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

    The Company provides pension and non-pension post-employment benefit plans for its employees. Pension benefits include traditional pension plans, as well as supplemental pension plans. Certain employees participate in defined benefit plans; all other employees participate in defined contribution plans. Maximum pension retirement benefits for employees participating in defined benefit plans are based upon the employees' best three consecutive years' pensionable earnings. Non-pension post-employment benefits are available to retired and terminated employees. The benefits include termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

    The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. The most recent statutory pension actuarial valuations were completed as at March and April 2000. In 2002, actuarial reviews of all defined benefit plans were completed. Contributions made by the Company to support ongoing plan obligations have been included in the deferred asset or liability accounts on the consolidated balance sheet. Contributions to pension fund assets are invested primarily in fixed income and equity securities and assets are valued at market value.

    The Company's non-pension post-employment benefits are currently unfunded. The most recent actuarial valuation for non-pension, post-employment benefits was completed in January 2002. The Company accrues the expected costs of providing non-pension, post-employment benefits during the periods in which the employees render service.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

16. PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS: (CONTINUED)
    The following table provides a summary of the estimated financial position of the Company's pension and non-pension post-employment benefit plans:

                                                                        PENSION PLANS            OTHER BENEFIT PLANS
                                                                   YEAR ENDED DECEMBER 31      YEAR ENDED DECEMBER 31
                                                                  -------------------------   -------------------------
                                                                     2001          2002          2001          2002
                                                                  -----------   -----------   -----------   -----------
    Plan assets, beginning of year..............................    $188.6        $174.5        $--           $--
      Employer contributions....................................      10.1          13.5           3.8           6.1
      Actual return on assets...................................     (13.1)        (21.9)        --            --
      Voluntary employee contributions..........................       2.1           4.6         --              0.1
      Effect of acquisitions....................................     --              4.8         --            --
      Benefits paid.............................................      (5.2)        (10.5)         (3.8)         (6.2)
    Foreign currency exchange rate changes......................      (8.0)          9.9         --            --
                                                                    ------        ------        ------        ------
    Plan assets, end of year....................................    $174.5        $174.9        $--           $--
                                                                    ======        ======        ======        ======

                                                                        PENSION PLANS            OTHER BENEFIT PLANS
                                                                   YEAR ENDED DECEMBER 31      YEAR ENDED DECEMBER 31
                                                                  -------------------------   -------------------------
                                                                     2001          2002          2001          2002
                                                                  -----------   -----------   -----------   -----------
    Accrued benefit obligations (ABO), beginning of year........    $170.3        $179.1        $ 47.7        $ 56.4
      Reclassification of supplemental plan.....................     --              4.9         --             (4.9)
      Service cost..............................................       8.6           7.2           7.6           9.7
      Interest cost.............................................      11.3          12.5           2.0           2.5
      Voluntary employee contributions..........................       2.1           4.6         --              0.1
      Actuarial (gains) / losses................................      (1.9)         14.0           3.2           8.2
      Plan amendments...........................................       1.9         --            --             (0.3)
      Effect of acquisitions....................................     --             22.8           1.1           0.9
      Effect of curtailments....................................     --              1.3         --             (1.1)
      Benefits paid.............................................      (5.2)        (10.5)         (3.8)         (6.2)
      Foreign currency exchange rate changes....................      (8.0)         14.6          (1.4)          0.1
                                                                    ------        ------        ------        ------
    Accrued benefit obligations, end of year....................    $179.1        $250.5        $ 56.4        $ 65.4
                                                                    ======        ======        ======        ======
    Deficit of plan assets over accrued benefit obligations.....    $ (4.6)       $(75.6)       $(56.4)       $(65.4)
    Unrecognized actuarial losses...............................      33.0          87.3           9.1           7.7
                                                                    ------        ------        ------        ------
    Deferred (accrued) pension cost.............................    $ 28.4        $ 11.7        $(47.3)       $(57.7)
                                                                    ======        ======        ======        ======

    The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2002:

                                                                                    OTHER
                                                                    PENSION        BENEFIT
                                                                     PLANS          PLANS          TOTAL
                                                                  ------------   ------------   ------------
    Accrued pension and post-employment benefits................     $(19.5)        $(57.7)        $(77.2)
    Deferred pension assets (note 8)............................       31.2         --               31.2
                                                                     ------         ------         ------
                                                                     $ 11.7         $(57.7)        $(46.0)
                                                                     ======         ======         ======

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

16. PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS: (CONTINUED)

                                                  PENSION PLANS                             OTHER BENEFIT PLANS
                                              YEAR ENDED DECEMBER 31                       YEAR ENDED DECEMBER 31
                                    ------------------------------------------   ------------------------------------------
                                        2000           2001           2002           2000           2001           2002
                                    ------------   ------------   ------------   ------------   ------------   ------------
    Net plan expense:
      Service cost................     $  7.5         $  8.6         $  7.2         $  1.5         $  7.6         $  9.7
      Interest cost...............       10.6           11.3           12.5            1.5            2.0            2.5
      Expected return on assets...      (13.9)         (14.0)         (13.7)        --             --             --
      Net amortization of
        actuarial
        (gains)/losses............       (0.2)          (0.1)           1.6            0.3            0.8            0.5
                                       ------         ------         ------         ------         ------         ------
                                          4.0            5.8            7.6            3.3           10.4           12.7

    Defined contribution pension
      plan expense................       12.8           18.9           21.9         --             --             --
    Curtailment loss..............     --             --                2.9         --             --                1.7
                                       ------         ------         ------         ------         ------         ------
    Total.........................     $ 16.8         $ 24.7         $ 32.4         $  3.3         $ 10.4         $ 14.4
                                       ======         ======         ======         ======         ======         ======

                                                  PENSION PLANS                             OTHER BENEFIT PLANS
                                              YEAR ENDED DECEMBER 31                       YEAR ENDED DECEMBER 31
                                    ------------------------------------------   ------------------------------------------
                                        2000           2001           2002           2000           2001           2002
                                    ------------   ------------   ------------   ------------   ------------   ------------
    Actuarial assumptions
      (percentages):
    Weighted average discount rate
      for projected benefit
      obligations.................       6.5            6.2            5.5            7.5            7.3            6.9
    Weighted average rate of
      compensation increase.......       4.0            4.5            4.0            4.5            4.5            5.0
    Weighted average expected
      long-term rate of return on
      plan assets.................       7.4            7.5            7.3          --             --             --
    Healthcare cost trend rate....     --             --             --               5.0            6.4           10.5

                                                                      OTHER BENEFIT PLANS
                                                                    YEAR ENDED DECEMBER 31
                                                                  ---------------------------
                                                                      2001           2002
                                                                  ------------   ------------
    Sensitivity re: healthcare trend rate for non-pension,
      post-employment benefits:
    1% Increase
      Effect on ABO.............................................     $ 5.1          $ 5.3
      Effect on service cost and interest cost..................       0.9            1.2

    1% Decrease
      Effect on ABO.............................................      (4.0)          (4.2)
      Effect on service cost and interest cost..................      (0.7)          (1.0)

    In 2002, the Company assumed net pension liabilities relating to an acquisition in Japan from NEC Corporation. Regulatory funding restrictions preclude the Company from fully funding the plan. The plan has an accumulated benefit obligation of $31.3 in excess of its plan assets of $6.8. At the time of closing the acquisition, the Company received amounts to cover the unfunded liabilities.

    The Company has a pension plan with an accumulated benefit obligation of $123.2 that is in excess of plan assets of $83.7.

    The Company has a supplemental retirement plan that has an accumulated benefit obligation of $8.7 and no plan assets. In 2002, the plan was reclassified from other benefit plans to pension plans.

    In 2002, the Company incurred net curtailment losses due to the rationalization of facilities. These losses are included as restructuring charges in note 13(b).

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

    (b) In 2001, the fair value of the Company's Senior Subordinated Notes was estimated based on the current trading value, where available, or with reference to similarly traded instruments with similar terms.

    (c) The fair values of foreign currency contract obligations are estimated based on the current trading value, as quoted by brokers active in these markets.

    The carrying amounts and fair values of the Company's financial instruments, where there are differences at December 31, 2001, and 2002, are as follows:

                                                                      DECEMBER 31, 2001             DECEMBER 31, 2002
                                                                 ---------------------------   ---------------------------
                                                                   CARRYING         FAIR         CARRYING         FAIR
                                                                    AMOUNT         VALUE          AMOUNT         VALUE
                                                                 ------------   ------------   ------------   ------------
    Senior Subordinated Notes and other long-term debt.........     $143.0         $149.5         $  6.9         $  6.9
    Foreign currency contracts -- asset (liability)............     --               (7.4)        --               18.9

    DERIVATIVES AND HEDGING ACTIVITIES:

    The Company has entered into foreign currency contracts to hedge foreign currency risk relating to cash flow and cash position exposures. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the contracts are multinational commercial banks, and therefore, the credit risk of counterparty non-performance is low. As at December 31, 2002, the Company had forward foreign exchange contracts to trade $282.7 in U.S. dollars in exchange for Canadian dollars over a period of 15 months at a weighted average exchange rate of U.S. $0.64. The Company also had forward contracts to trade $10.6 in exchange for Canadian dollars over a period of 37 months at a weighted average exchange rate of U.S. $0.63. In addition, the Company had exchange contracts to trade $168.7 in exchange for euros over a period of 15 months at a weighted average exchange rate of U.S. $0.93, $36.4 in exchange for British pounds sterling over a period of 13 months at a weighted average exchange rate of U.S. $1.45, $37.1 in exchange for Mexican pesos over a period of 12 months at a weighted average exchange rate of U.S. $0.10, $27.6 in exchange for Singapore dollars over a period of 12 months at a weighted average exchange rate of U.S. $0.57, 64.5 Brazilian reais in exchange for U.S. dollars over a period of 1 month at a weighted average exchange rate of U.S. $0.30, $40.7 in exchange for Japanese yen over a period of 1 month at a weighted average exchange rate of U.S. $0.01, and $11.9 in exchange for Czech koruna over a period of 12 months at a weighted average exchange rate of U.S. $0.03. At December 31, 2002, these contracts had a fair-value asset of $18.9 (2001 -- liability of $7.4).

    CONCENTRATION OF RISK:

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

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES:

    The Company has operating leases that require future payments as follows:

                                                                  OPERATING
                                                                   LEASES
                                                                  ---------
    2003........................................................   $106.5
    2004........................................................     59.5
    2005........................................................     38.9
    2006........................................................     23.0
    2007........................................................     18.9
    Thereafter..................................................     91.5

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (CONTINUED)
    Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At
    December 31, 2002, these liabilities, including guarantees of employee share purchase loans, amounted to $61.2 (2001 -- $24.1).

    In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these indemnifications.

    Under the terms of an existing real estate lease, which expires in 2004, Celestica has the right to acquire the real estate at a purchase price equal to the lease balance, which currently is approximately $37.3. In the event that the lease is not renewed, subject to certain conditions, Celestica may choose to market and complete the sale of the real estate on behalf of the lessor. If the highest offer received is less than the lease balance, Celestica would pay the lessor the lease balance less the gross sale proceeds, subject to a maximum of $31.5. In the event that no acceptable offers are received, Celestica would pay the lessor $31.5 and return the property to the lessor. Alternatively, Celestica may choose to acquire the real estate at the expiration for a price equal to the then current lease balance. The future lease payments under this lease are included in the total operating lease commitments.

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

19. SIGNIFICANT CUSTOMERS:

    During 2002, three customers individually comprised 17%, 16% and 15% of total revenue across all geographic segments. At December 31, 2002, one customer represented 28% of total accounts receivable.

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

20. SEGMENTED INFORMATION:

    The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of goodwill and intangible assets, integration costs related to acquisitions and other charges). Inter-segment transactions are reflected at market value.

    The following is a breakdown by reporting segment:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    REVENUE
    Americas....................................................    $6,542.7      $ 6,334.6       $4,640.8
    Europe......................................................     2,823.3        3,001.3        1,786.5
    Asia........................................................       871.6          991.1        2,109.7
    Elimination of inter-segment revenue........................      (485.5)        (322.6)        (265.4)
                                                                    --------      ---------       --------
                                                                    $9,752.1      $10,004.4       $8,271.6
                                                                    ========      =========       ========

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

20. SEGMENTED INFORMATION: (CONTINUED)

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
    EBIAT                                                             2000           2001           2002
    -----                                                         ------------   ------------   ------------
    Americas....................................................     $200.1        $ 192.9        $ 157.7
    Europe......................................................      121.1          128.5          (11.5)
    Asia........................................................       40.7           49.7          111.1
                                                                     ------        -------        -------
                                                                      361.9          371.1          257.3
    Interest, net...............................................       19.0            7.9            1.1
    Amortization of goodwill and intangible assets..............      (88.9)        (125.0)         (95.9)
    Integration costs related to acquisitions...................      (16.1)         (22.8)         (21.1)
    Other charges...............................................     --             (273.1)        (677.8)
                                                                     ------        -------        -------
    Earnings (loss) before income taxes.........................     $275.9        $ (41.9)       $(536.4)
                                                                     ======        =======        =======

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    CAPITAL EXPENDITURES
    Americas....................................................     $154.0         $107.9         $ 90.0
    Europe......................................................       86.9           55.4           28.0
    Asia........................................................       41.9           36.0           33.4
                                                                     ------         ------         ------
                                                                     $282.8         $199.3         $151.4
                                                                     ======         ======         ======

                                                                       AS AT DECEMBER 31
                                                                  ---------------------------
                                                                      2001           2002
                                                                  ------------   ------------
    TOTAL ASSETS
    Americas....................................................    $3,408.2       $2,894.1
    Europe......................................................     1,626.3        1,047.6
    Asia........................................................     1,598.4        1,865.1
                                                                    --------       --------
                                                                    $6,632.9       $5,806.8
                                                                    ========       ========
    CAPITAL ASSETS
    Americas....................................................    $  468.0       $  281.1
    Europe......................................................       279.1          231.9
    Asia........................................................       168.0          214.8
                                                                    --------       --------
                                                                    $  915.1       $  727.8
                                                                    ========       ========

    The following table details the Company's external revenue allocated by manufacturing location among foreign countries exceeding 10%:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    REVENUE
    Canada......................................................      28%            20%            15%
    United States...............................................      30%            35%            37%
    Italy.......................................................      10%            13%            13%
    United Kingdom..............................................      17%            11%          --

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

21. SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Paid during the year:
      Interest..................................................     $15.9          $ 20.7         $22.0
      Taxes.....................................................     $55.0          $ 89.0         $25.5

    Non-cash financing activities:
      Convertible debt accretion, net of tax....................     $ 5.4          $ 15.0         $17.5
      Shares issued for acquisitions............................     $--            $567.0         $--

22. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

    The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) as applied in Canada. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Company are described below:

    CONSOLIDATED STATEMENTS OF EARNINGS (LOSS):

    The following table reconciles net earnings (loss) as reported in the accompanying consolidated statements of earnings (loss) to net earnings
    (loss) that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Net earnings (loss) in accordance with Canadian GAAP........     $206.7         $(39.8)       $(445.2)
    Compensation expense (a)....................................       (2.5)          (3.2)          (3.8)
    Interest expense on convertible debt, net of tax (b)........       (6.8)         (17.7)         (27.8)
    Gain on repurchase of convertible debt, net of tax (b)......     --             --                8.4
    Other charges, net of tax (c)...............................     --               (2.7)         (26.5)
    Gain on foreign exchange contract, net of tax (d)...........     --               12.1         --
                                                                     ------         ------        -------
    Net earnings (loss) in accordance with U.S. GAAP............     $197.4         $(51.3)       $(494.9)

    Other comprehensive income (loss):
    Cumulative effect of a change in accounting policy, net of
      tax (e)...................................................     --                5.6         --
    Net gain (loss) on derivatives designated as hedges, net of
      tax (e)...................................................     --              (11.7)          21.8
    Minimum pension liability, net of tax (f)...................     --              (14.9)         (23.6)
    Foreign currency translation adjustment.....................     --                1.2           20.2
                                                                     ------         ------        -------
    Comprehensive income (loss) in accordance with U.S. GAAP....     $197.4         $(71.1)       $(476.5)
                                                                     ======         ======        =======

    The following table details the computation of U.S. GAAP basic and diluted earnings (loss) per share:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Earnings (loss) available to shareholders -- basic..........     $197.4         $(51.3)       $(494.9)
    Add back: Interest expense on convertible debt, net of tax
      (if dilutive).............................................        6.8         --             --
                                                                     ------         ------        -------
    Earnings (loss) available to shareholders -- diluted........     $204.2         $(51.3)       $(494.9)
                                                                     ======         ======        =======
    Weighted average shares -- basic (in millions)..............      199.8          213.9          229.8
    Weighted average shares -- diluted (in millions)(1).........      211.8          213.9          229.8

    Basic earnings (loss) per share.............................     $ 0.99         $(0.24)       $ (2.15)
    Diluted earnings (loss) per share...........................     $ 0.96         $(0.24)       $ (2.15)

    -------------------

    (1) For 2001 and 2002, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

22. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES: (CONTINUED)
    The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

                                                                              AS AT DECEMBER 31
                                                                  ------------------------------------------
                                                                      2000           2001           2002
                                                                  ------------   ------------   ------------
    Shareholders' equity in accordance with Canadian GAAP.......    $3,469.3       $4,745.6       $4,203.6
    Compensation expense (a)....................................       (10.6)         (13.8)         (17.6)
    Capital stock (a)...........................................         8.6           11.8           15.6
    Interest expense on convertible debt, net of tax (b)........        (6.8)         (24.5)         (52.3)
    Convertible debt (b)........................................      (860.5)        (886.8)        (804.6)
    Convertible debt accretion, net of tax (b)..................         5.4           20.4           37.9
    Gain on repurchase of convertible debt for Canadian GAAP
      (b).......................................................      --             --               (6.7)
    Gain on repurchase of convertible debt for U.S. GAAP (b)....      --             --                8.4
    Other charges (c)...........................................      --               (2.7)         (29.2)
    Gain on foreign exchange contract, net of tax (d)...........      --               12.1           12.1
    Net gain (loss) on cash flow hedges (e).....................      --               (6.1)          15.7
    Minimum pension liability, net of tax (f)...................      --              (14.9)         (38.5)
                                                                    --------       --------       --------
    Shareholders' equity in accordance with U.S. GAAP...........    $2,605.4       $3,841.1       $3,344.4
                                                                    ========       ========       ========
    ---------------

    (a) In 1998, the Company amended the vesting provisions of 6.2 million employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. A portion of these options now vest over a specified time period and the balance vested on completion of the initial public offering in 1998. Under U.S. GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under U.S. GAAP the Company has recorded an aggregate $15.6 non-cash stock compensation charge reflected in earnings and capital stock over the vesting period as follows: 1998 -- $4.2; 1999 -- $1.9; 2000 -- $2.5;
       2001 -- $3.2; 2002 -- $3.8. No similar charge is required to be recorded by the Company under Canadian GAAP.

    (b) Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under U.S. GAAP, the convertible debt was recorded as a long-term liability and, accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense of $27.8, net of tax of $13.9 (2001 -- $17.7, net of tax of $9.5; 2000 -- $6.8, net of tax
       of $3.8).

       In 2002, the Company reported a gain on the repurchase of a portion of convertible debt. Under Canadian GAAP, the gain is recorded to retained earnings. Under U.S. GAAP, the Company records the gain through income of $8.4, net of $4.2 in taxes.

    (c) In 2002, the Company recorded impairment charges to write-down certain assets, primarily intangible assets, which was measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in an additional charge of $26.5, net of tax of $2.0 (2001 -- $2.7).

    (d) In 2001, the Company entered into a forward exchange contract to hedge the cash portion of the purchase price for the Omni acquisition. The transaction does not qualify for hedge accounting treatment under SFAS No. 133 which specifically precludes hedges of forecasted business combinations. As a result, the gain on the exchange contract of $15.7, less tax of $3.6, is recognized in income for U.S. GAAP. For Canadian GAAP, the gain on the contract was included in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than U.S. GAAP.

    (e) The Financial Accounting Standards Board (FASB) has issued SFAS
       No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 effective for 2001 for purposes of the U.S. GAAP reconciliation. The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7.5 (less $1.9 in taxes) and a corresponding credit to other comprehensive income as a cumulative effect, type adjustment to reflect the initial

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

22. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES: (CONTINUED) mark-to-market on the foreign currency contracts pursuant to U.S. GAAP. At December 31, 2001, the Company recorded a liability of $7.4 and a corresponding gross adjustment of $14.9 (less $3.2 in taxes) to other comprehensive income and earnings. At December 31, 2002, the Company has recorded an asset of $18.9 (less $3.2 in taxes) and a corresponding gain of $26.3 (less $4.5 in taxes) to other comprehensive income and earnings. It is expected that $18.8 of net gains reported in accumulated other comprehensive income will be reclassified into earnings during 2003. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

    (f) Under U.S. GAAP, the Company is required to record an additional minimum pension liability for three of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. Other comprehensive income has been charged with $23.6, net of tax of $12.0 (2001 -- one plan for $14.9, net of tax of $6.4). No such adjustments are required under Canadian GAAP.

    OTHER DISCLOSURES REQUIRED UNDER U.S. GAAP:

    (g) Stock-based compensation:

       Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings
       (loss) per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS
       No. 123. The estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                YEAR ENDED DECEMBER 31
                                                                      ------------------------------------------
                                                                          2000           2001           2002
                                                                      ------------   ------------   ------------
        Risk-free rate..............................................       5.4%           5.4%           5.1%
        Dividend yield..............................................       0.0%           0.0%           0.0%
        Volatility factor of the expected market price of the
          Company's shares..........................................      70.0%          70.0%          70.0%
        Expected option life (in years).............................        7.5            7.5            5.0
        Weighted-average grant date fair values of options issued...     $40.49         $34.31         $12.02

       The pro forma disclosure for U.S. GAAP is as follows:

                                                                                YEAR ENDED DECEMBER 31
                                                                      ------------------------------------------
                                                                          2000           2001           2002
                                                                      ------------   ------------   ------------
        Net earnings (loss) in accordance with U.S. GAAP, as
          reported..................................................     $197.4         $(51.3)       $(494.9)
        Deduct: Stock-based compensation costs using fair-value
          method, net of tax........................................      (21.2)         (45.8)         (87.7)
                                                                         ------         ------        -------
        Pro forma net earnings (loss) in accordance with
          U.S. GAAP.................................................     $176.2         $(97.1)       $(582.6)
                                                                         ======         ======        =======
        Earnings (loss) per share:
          Basic -- as reported......................................     $ 0.99         $(0.24)       $ (2.15)
          Basic -- pro forma........................................     $ 0.88         $(0.45)       $ (2.54)
          Diluted -- as reported....................................     $ 0.96         $(0.24)       $ (2.15)
          Diluted -- pro forma......................................     $ 0.86         $(0.45)       $ (2.54)

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

22. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES: (CONTINUED)
    (h) Accumulated other comprehensive loss:

                                                                                YEAR ENDED DECEMBER 31
                                                                      ------------------------------------------
                                                                          2000           2001           2002
                                                                      ------------   ------------   ------------
        Opening balance of accumulated net gain on cash flow
          hedges....................................................     $--            $--            $ (6.1)
        Cumulative effect of a change in accounting policy, net of
          tax (e)...................................................     --                5.6         --
        Net gain (loss) on derivatives designated as hedges (e).....     --              (11.7)          21.8
                                                                         -----          ------         ------
        Closing balance.............................................     --               (6.1)          15.7

        Opening balance of foreign currency translation account.....      (4.1)           (4.1)          (2.9)
        Foreign currency translation gain...........................     --                1.2           20.2
                                                                         -----          ------         ------
        Closing balance.............................................      (4.1)           (2.9)          17.3

        Opening balance of minimum pension liability................     --             --              (14.9)
        Minimum pension liability, net of tax (f)...................     --              (14.9)         (23.6)
                                                                         -----          ------         ------
        Closing balance.............................................     --              (14.9)         (38.5)
                                                                         -----          ------         ------
        Accumulated other comprehensive loss........................     $(4.1)         $(23.9)        $ (5.5)
                                                                         =====          ======         ======

    (i) Under U.S. GAAP, the subtotal "cash from earnings" would be excluded from the consolidated statements of cash flows.

    (j) Warranty liability:

       The Company records a liability for future warranty costs based on management's best estimate of probable claims under its product warranties. The accrual is based on the terms of the warranty, which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

       The following table details the changes in the warranty liability:

        Balance at January 1, 2002..................................   $18.1
        Accrual in excess of claims incurred........................     5.6
                                                                       -----
        Balance at December 31, 2002................................   $23.7
                                                                       =====

    (k) New United States accounting pronouncements:

       In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets" which the Company fully adopted effective January 1, 2002. These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 2(q)) except that, under U.S. GAAP, any transitional impairment charge would have been recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment would have been recognized in opening retained earnings. There was no impact to the Company as no transitional impairment charges were recognized.

       In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

       In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company prospectively adopted SFAS No. 144 effective January 1, 2002.

       In May 2002, FASB issued SFAS No. 145, "Rescission of FASB Nos. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections." SFAS No. 145 requires that certain gains and losses from extinguishment of debt no longer qualify as extraordinary. The Company has early adopted SFAS
       No. 145 commencing January 1, 2002.

                                 CELESTICA INC.

            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

22. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES: (CONTINUED)
       In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 recognizes the liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Currently, a commitment to an exit or disposal plan is sufficient to record the majority of the costs. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company expects the adoption of this standard will not have a material impact on its existing restructuring plans as these plans were initiated under an exit plan that meets the criteria of Emerging Issues Task Force No. 94-3.

       In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure requirements in its 2002 consolidated financial statements. See notes 18 and 22(j). The Company has not determined the impact of the measurement requirements of FIN 45.

       In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). The consolidation provisions of FIN 46 are effective for all newly created entities created after January 31, 2003, and are applicable to existing entities as of the Company's third quarter beginning July 1, 2003. It is possible that the Company's variable interests in the real estate assets subject to the lease arrangement disclosed in note 18 will be subject to the consolidation provisions of FIN 46. The Company has not determined the impact, however, any difference between the asset and liability on initial measurement would be accounted for as a cumulative effect of change in accounting policy in the 2003 statement of earnings. Refer to note 18.

23. SUBSEQUENT EVENTS:

    In January 2003, the Company made the following announcements:

    In response to the continued limited visibility in end markets, the Company plans to further reduce its manufacturing capacity. The reduction in capacity will result in a pre-tax restructuring charge of between $50.0 and $70.0, to be recorded during 2003.

    The Company has, from time to time, purchased LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 to repurchase LYONs, at management's discretion. This is in addition to the amounts authorized in October 2002, of which $48.0 remains available for future purchases.

24. COMPARATIVE INFORMATION:

    The Company has reclassified certain prior year information to conform to the current year's presentation.

                                      Exhibit Index
Exhibit
Number      Description
---------   -----------------------------------------------------------------
1.          Articles of Incorporation and Bylaws as currently in effect:

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

1.4         Certificate and Articles of Amendment effective October 8, 1997(1)

1.5         Certificate and Articles of Amendment effective April 29, 1998(2)

1.6         Articles of Amendment effective June 26, 1998(3)

1.7         Restated Articles of Incorporation effective June 26, 1998(3)

1.8         Restated Articles of Incorporation effective November 20, 2001

1.9         Bylaw No. 1(4)

1.10        Bylaw No. 2(1)

2.          Instruments defining rights of holders of equity or debt securities:

2.1 See Certificate and Articles of Incorporation and amendments thereto identified above.

2.2         Form of Subordinate Voting Share Certificate(5)

2.3         Indenture, dated as of August 1, 2000, between Celestica Inc. and
            The Chase Manhattan Bank, as Trustee (including a form of the
            Outstanding Notes)(6)

2.4         Second Amended and Restated Credit Agreement, dated as of December
            17, 2002, between Celestica Inc., the subsidiaries of Celestica
            Inc., specified therein as Designated Subsidiaries, The Bank of Nova
            Scotia, as Administrative Agent, The Bank of Nova Scotia, as
            Canadian Facility Agent, CIBC World Markets, as Joint Lead Arranger and Syndication Agent, RBC Capital Markets, as Joint Lead Arranger and Co-Documentation Agent, Bank of America Securities LLC, as Joint
            Lead Arranger and Co-Documentation Agent, and the financial institutions named in Schedule A as lenders

2.5 Amended and Restated Four Year Revolving Term Credit Agreement, dated as of December 17, 2002, among Celestica Inc. and Celestica
            International Inc., as Borrowers, The Bank of Nova Scotia, as
            Administrative Agent, and the financial institutions named therein, as Lenders

3.          Certain Contracts:

3.1         Management Services Agreement, dated as of July 7, 1998, among
            Celestica Inc., Celestica North America Inc. and Onex Corporation(5)

3.2 Asset Purchase Agreement, dated as of February 19, 2001, by and between Avaya Inc. and Celestica Corporation(4)*

3.3         Amendment No. 1 to the Asset Purchase Agreement, dated as of May 4,
            2001, by and between Avaya Inc. and Celestica Corporation(4)

Exhibit
Number      Description
---------   -----------------------------------------------------------------
3.4         Arrangement Agreement, dated as of May 31, 2001, between Celestica
            Inc. and Primetech Electronics Inc.(7)*

3.5         Merger Agreement, dated as of June 15, 2001, between Omni Industries
            Limited and Celestica Inc.(7)*

3.6         Asset Purchase Agreement, dated as of July 24, 2001, between Lucent
            Technologies Inc. and Celestica Corporation(7)*

3.7         Asset Purchase Agreement, dated as of July 24, 2001, between Lucent
            Technologies Inc. and Celestica Corporation(7)*

3.8         Asset Purchase Agreement, dated January 8, 2002, between NEC
            Corporation, NEC Miyagi, Ltd., NEC Yamanashi, Ltd., 1325091 Ontario
            Inc., and Celestica Inc.**

3.9 Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Eugene V. Polistuk(1)

3.10 Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Anthony P. Puppi(1)

3.11 Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Daniel P. Shea(1)

3.12 Employment Agreement, dated as of June 30, 1998, by and between Celestica Inc. and R. Thomas Tropea(8)

3.13        D2D Employee Share Purchase and Option Plan (1997)(2)

3.14        Celestica 1997 U.K. Approved Share Option Scheme(1)

3.15        1998 U.S. Executive Share Purchase and Option Plan(9)

8.1         Subsidiaries of Registrant

99.1        Certification required by Section 906 of the Sarbanes-Oxley
            Act of 2002***

-----------
* Request for confidential treatment granted. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

** Confidential treatment requested. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

*** Pursuant to Commission Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 20-F and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be incorporated by reference into any filing under the Securities Act, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

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

(6) Incorporated by reference to the Current Report on Form 6-K of Celestica Inc. for the month of August, 2000.

(7) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 3, 2002.

(8) Incorporated by reference to the Annual Report on Form 20-F of Celestica Inc. filed on May 18, 2000.

(9) Incorporated by reference to the Registration Statement on Form S-8 of Celestica Inc. filed on October 8, 1998 (Registration No. 333-9500).