Form 20-F
period 2003-12-31
CELESTICA INC
filed 2004-05-19
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 19, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    Registration statement pursuant to Section 12(b) or 12(g)
of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2003
or
☐    Transition report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Commission file number: 1-14832

CELESTICA INC.
 (Exact name of registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7
(Address of registrant's principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(b) OF THE ACT:

Subordinate Voting Shares (Title of Class)	The Toronto Stock Exchange The New York Stock Exchange (Name of each Exchange on which Registered)
Liquid Yield Option™ Notes due 2020 (Title of Class)	The New York Stock Exchange (Name of each Exchange on which Registered)

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(g) OF THE ACT:
N/A

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
N/A

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

169,808,542 Subordinate Voting Shares	0 Preference Shares
39,065,950 Multiple Voting Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

i

ii

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

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is given as of March 11, 2004. At that date, the noon buying rate in New York City for cable transfers in Canadian dollars was U.S.$1.00=C$1.3228, as certified for customs purposes by the Federal Reserve Bank of New York.

        Unless we indicate otherwise, all information in this Annual Report is stated as of March 11, 2004, the date as of which information was prepared for our annual report to shareholders and management information circular and proxy statement.

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

        Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on industries affected by rapid technological change; our dependence on a limited number of customers; the challenge of responding to lower-than-expected customer demand; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies; our ability to achieve the anticipated benefits of our merger with Manufacturers' Services Limited (MSL); and variability of operating results among periods.

        We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report and the documents, if any, that we incorporate by reference with the understanding that the actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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

        The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with U.S. GAAP except as described in note 20 to the Consolidated Financial Statements in Item 18. For all the years presented, the selected financial data is prepared in accordance with Canadian GAAP unless otherwise indicated.

	Year ended December 31
	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)
	(in millions, except per share amounts)
Consolidated Statements of Earnings (Loss) Data (Canadian GAAP):
Revenue	$5,297.2	$9,752.1	$10,004.4	$8,271.6	$6,735.3
Cost of sales	4,914.7	9,064.1	9,291.9	7,715.8	6,474.3

Gross profit	382.5	688.0	712.5	555.8	261.0
Selling, general and administrative expenses(2)	202.2	326.1	341.4	298.5	273.8
Amortization of goodwill and intangible assets(3)	55.6	88.9	125.0	95.9	48.5
Integration costs related to acquisitions(4)	9.6	16.1	22.8	21.1	—
Other charges(5)	—	—	273.1	677.8	175.4

Operating income (loss)	115.1	256.9	(49.8)	(537.5)	(236.7)
Interest expense (income), net(6)	10.7	(19.0)	(7.9)	(1.1)	(4.0)

Earnings (loss) before income taxes	104.4	275.9	(41.9)	(536.4)	(232.7)
Income tax expense (recovery)	36.0	69.2	(2.1)	(91.2)	33.1

Net earnings (loss)	$68.4	$206.7	$(39.8)	$(445.2)	$(265.8)

Basic earnings (loss) per share	$0.41	$1.01	$(0.26)	$(1.98)	$(1.22)
Diluted earnings (loss) per share(7)	$0.40	$0.98	$(0.26)	$(1.98)	$(1.22)
Capital expenditures	$211.8	$282.8	$199.3	$151.4	$175.9
Consolidated Statements of Earnings (Loss) Data (U.S. GAAP)(8):
Operating income (loss)	$113.2	$254.4	$(40.0)	$(569.8)	$(210.5)
Net earnings (loss)	$66.5	$197.4	$(51.3)	$(494.9)	$(258.9)

	As at December 31
	1999	2000	2001	2002	2003
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and short-term investments	$371.5	$883.8	$1,342.8	$1,851.0	$1,028.8
Working capital(9)	$1,000.2	$2,262.6	$2,339.8	$2,093.2	$1,513.6
Capital assets	$365.4	$633.4	$915.1	$727.8	$679.6
Total assets	$2,655.6	$5,938.0	$6,632.9	$5,806.8	$5,134.7
Total long-term debt, including current portion(10)	$134.2	$132.0	$147.4	$6.9	$3.4
Shareholders' equity	$1,658.1	$3,469.3	$4,745.6	$4,203.6	$3,468.3
Consolidated Balance Sheet Data (U.S. GAAP)(8):
Total assets	$2,653.6	$5,936.0	$6,640.3	$5,805.4	$5,181.3
Total long-term debt, including current portion	$134.2	$1,005.1	$1,046.8	$831.7	$626.4
Shareholders' equity	$1,656.2	$2,605.4	$3,841.1	$3,344.4	$2,854.7

(1)
The consolidated statements of earnings (loss) data for:

1999, 2000, 2001, 2002 and 2003 include the results of operations of International Manufacturing Services, Inc. (IMS) acquired in December 1998, Signar SRO acquired in April 1999, greenfield operations established in Brazil and Malaysia in June 1999, VXI Electronics, Inc. acquired in September 1999, the assets acquired from Hewlett-Packard's Healthcare Group in October 1999, EPS Wireless, Inc. acquired in December 1999, and certain assets acquired from Fujitsu-ICL Systems Inc. in December 1999;

2000, 2001, 2002 and 2003 include the results of operations of the assets of the Enterprise System Group and the Microelectronics Division of IBM in Minnesota and in Italy acquired in February and May 2000, respectively, NDB Industrial Ltda. acquired in June 2000, Bull Electronics Inc. acquired in August 2000, and NEC Technologies (UK) Ltd. acquired in November 2000;

2001, 2002 and 2003 include the results of operations of Excel Electronics, Inc. acquired in January 2001, certain assets of Motorola Inc. in Ireland and Iowa acquired in February 2001, certain assets of a repair facility of N.K. Techno Co., Ltd. in Japan acquired in March 2001, certain assets of Avaya Inc. in Arkansas and Colorado acquired in May 2001, Sagem CR s.r.o. acquired in June 2001, certain assets of Avaya Inc. in France acquired in August 2001, certain assets of Lucent Technologies Inc. in Ohio and Oklahoma acquired in August 2001, Primetech Electronics Inc. acquired in August 2001, and Omni Industries Limited acquired in October 2001; and

2002 and 2003 include the results of operations of certain assets of NEC Corporation in Miyagi and Yamanashi, Japan acquired in March 2002, and certain assets of Corvis Corporation in the United States acquired in August 2002.

(2)
Selling, general and administrative expenses include research and development costs. During 2003, we adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Series 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, we have prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense of $0.3 million in 2003. Prior to January 1, 2003, we accounted for our stock options using the settlement method and no compensation expense was recognized.

(3)
In 2001, the CICA approved Handbook Sections 1581, "Business combinations" and 3062, "Goodwill and other intangible assets." The new standards mandate the purchase method of accounting for business combinations and require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. The new standards are substantially consistent with U.S. GAAP.

Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 has not been amortized. Celestica fully adopted these new standards as of January 1, 2002, and discontinued amortization of all existing goodwill. We also evaluated existing intangible assets, including estimates of remaining useful lives, and have reclassed $9.1 million from intellectual property to goodwill, as of January 1, 2002, to conform with the new criteria.

Section 3062 required the completion of a transitional goodwill impairment evaluation within six months of adoption. Any transitional impairment would have been recognized as an effect of a change in accounting principles and would have been charged to opening retained earnings as of January 1, 2002. We completed the transitional goodwill impairment assessment during the second quarter of 2002, and determined that no impairment existed as of the date of adoption. Under U.S. GAAP, any transitional impairment charge would have been recognized in earnings as a cumulative effect of a change in accounting principles.

Effective January 1, 2002, we had unamortized goodwill of $1,137.9 million which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001:

	Year ended December 31
	2001	2002
	(in millions, except per share amounts)
Net loss as reported	$(39.8)	$(445.2)
Add back: goodwill amortization	39.2	—

Net loss before goodwill amortization	$(0.6)	$(445.2)

Basic loss per share:
As reported	$(0.26)	$(1.98)
Before goodwill amortization	$(0.07)	$(1.98)
Diluted loss per share:
As reported	$(0.26)	$(1.98)
Before goodwill amortization	$(0.07)	$(1.98)
(4)
These costs include costs to implement new information systems and processes, including salary and other costs directly related to the integration activities in newly acquired facilities.

(5)
In 2001, other charges totaled $273.1 million comprised of (a) a $237.0 million restructuring charge, and (b) a non-cash charge of $36.1 million relating to the annual impairment assessment of long-lived assets, comprised primarily of a write-down of goodwill, intangible assets and certain long-term equity investments.

In 2002, other charges totaled $677.8 million comprised primarily of (a) a $385.4 million restructuring charge, (b) a non-cash write-down of $203.7 million relating to the annual goodwill impairment assessment, (c) a non-cash write-down of $81.7 million relating to the annual impairment assessment of long-lived assets, primarily a write-down of intangible assets and capital assets, and (d) a $9.6 million charge for the premium paid and related deferred financing costs on the redemption of our Senior Subordinated Notes.

In 2003, other charges totaled $175.4 million comprised primarily of (a) a $94.9 million restructuring charge and (b) a non-cash write-down of $82.8 million relating to the annual impairment assessment of long-lived assets, primarily a write-down of intangible assets and capital assets.

Effective January 1, 2003, we adopted the new CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and the revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale. Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standards, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell.

Effective January 1, 2003, we adopted the new CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which establishes standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity. These standards are similar to U.S. GAAP. We have applied the new standards to restructuring plans initiated after January 1, 2003. These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs.

(6)
Interest expense (income), net is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and short-term investments.

(7)
In 2001, we retroactively adopted the new CICA Handbook Section 3500, "Earnings per share," which requires the retroactive use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings (loss) per share calculation which is consistent with U.S. GAAP.

For purposes of the basic and diluted earnings (loss) per share calculations, the weighted average number of shares outstanding were:

	Year ended December 31
	1999	2000	2001	2002	2003
	(in millions)
Basic	167.2	199.8	213.9	229.8	216.5
Diluted	171.2	211.8	213.9	229.8	216.5
(8)
The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise from:

•
for 1999: non-cash charges for compensation expense;

•
for 2000: non-cash charges for compensation expense, interest on the convertible debt we issued in August 2000 and classification of the convertible debt as a long-term liability rather than as an equity instrument;

•
for 2001: non-cash charges for compensation expense, interest on convertible debt classified as a long-term liability rather than as an equity instrument, impairment charges to write-down certain assets and gain on a foreign exchange contract;

•
for 2002: non-cash charges for compensation expense, interest on convertible debt classified as a long-term liability rather than as an equity instrument, impairment charges to write-down certain assets and gain on repurchase of convertible debt; and

•
for 2003: interest on convertible debt classified as a long-term liability rather than as an equity instrument, impairment on certain long-lived assets, gain on repurchase of convertible debt, recognition of asset retirement obligations, and the adoption of fair value accounting for stock compensation expense for Canadian GAAP only.

For 2003, net loss in accordance with U.S. GAAP is after the accumulated effect of a change in accounting policy.

(9)
Calculated as current assets less current liabilities.

(10)
Long-term debt includes capital lease obligations.

Exchange Rate Information

        The rate of exchange as of March 11, 2004 for the conversion of Canadian dollars into United States dollars was U.S. $0.7559 and for the conversion of United States dollars into Canadian dollars was C$1.3228. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the following periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Statistical Releases.

	1999	2000	2001	2002	2003
Average(1)	1.4858	1.4855	1.5487	1.5704	1.3916
	April 2004	March 2004	February 2004	January 2004	December 2003	November 2003
High	1.3771	1.3480	1.3480	1.3265	1.3405	1.3362
Low	1.3095	1.3080	1.3108	1.2690	1.2923	1.2973

(1)
Calculated by using the averages of the exchange rates as of the last day of each month during the period.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Our shareholders and prospective investors should carefully consider each of the following risks and all of the other information set forth in this Annual Report.

  Our Subordinate Voting Shares May Not Maintain Their Value

        The share price of our subordinate voting shares is subject to the general price fluctuations in the market for publicly-traded equity securities and may decline in value. The price of our subordinate voting shares has been and may continue to be highly volatile. During 2003, the market price of our subordinate voting shares on the New York Stock Exchange ranged from $9.55 to $20.29 per share. The trading price of subordinate voting shares could fluctuate widely in response to:

  •
  quarterly variations in our operations and financial results;

  •
  announcements by us or our competitors of technological innovations or new products;

  •
  announcements by a customer or competitor regarding its outlook or financial condition;

  •
  changes in our prices or the prices of our competitors' products and services;

  •
  changes in our growth rate as a whole or for a particular portion of our business;

  •
  general conditions in the EMS industry; and

  •
  systemic fluctuations in the stock markets.

        The stock markets have fluctuated widely in the past. The securities of many technology companies, including companies in the EMS industry, have experienced extreme price and volume fluctuations, which often have been unrelated to the companies' operating performance. These broad market fluctuations may adversely affect the market price of the subordinate voting shares.

  We Have Had Recent Operating Losses and Significant Restructuring Charges and May Experience Losses and Restructuring Charges in Future Periods

        We generated net earnings in 1999 and 2000. We recorded net losses of $39.8 million in 2001, $445.2 million in 2002 and $265.8 million in 2003. In 2001, we incurred $22.8 million of integration costs related to acquisitions, $237.0 million of restructuring charges, and a $36.1 million write-down of certain assets, primarily goodwill, intangible assets and certain long-term equity investments, with these charges totaling $295.9 million ($245.2 million after income taxes). In 2002, we incurred $21.1 million of integration costs related to acquisitions, $385.4 million of restructuring charges, a $285.4 million write-down of certain assets, primarily goodwill and intangible assets, and $9.6 million in deferred financing costs and debt redemption fees, with these charges totaling $701.5 million ($582.2 million after income taxes). In 2003, we incurred $94.9 million of restructuring charges, a $25.3 million write-down of intangible assets and a $57.5 million impairment against capital assets, with these charges totaling $177.7 million ($166.8 million after income taxes). In April 2004, we announced additional pre-tax restructuring charges of between $175.0 million and $200.0 million to be recorded over the next 12 months. We have undertaken numerous initiatives to restructure and reduce our capacity in response to the difficult economic climate, with the intention of improving utilization and realizing cost savings in the future. These initiatives have included changing the number and location of our production facilities, largely to align our capacity and infrastructure with anticipated customer demand, and to rationalize our operations worldwide. We will continue to evaluate our operations, and may propose future restructuring actions as a result of changes in the marketplace. Any failure to successfully execute these initiatives, including any delay in effecting these initiatives, can have a material adverse impact on our results. Furthermore, we may not be profitable in future periods.

  We Are in a Highly Competitive Industry Which Has Resulted in Lower Prices, Reduced Gross Margins and Loss of Revenue

        We are in a highly competitive industry. We compete on a global basis to provide EMS services to original equipment manufacturers (OEMs) in the communications, high-end computing, personal computing, storage, aerospace and defense, automotive, industrial and consumer end markets. Our competitors include major domestic and foreign companies such as Flextronics International Inc., Hon Hai Precision Industry Co., Ltd.,

Sanmina-SCI Corporation, Solectron Corporation and Jabil Circuit, Inc., as well as smaller EMS companies that often have a regional product, service or industry specific focus. In addition, in recent years, original design manufacturers (ODMs), which are companies that provide design and manufacturing services to OEMs, have been increasing their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products, such as cell phones. While we have not, to date, encountered significant competition from ODMs, such competition may increase if our business in these markets grows or if ODMs expand further into or beyond these markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, which continually evaluate the merits of manufacturing products internally rather than using EMS providers. Some of our competitors have more geographically diversified international operations, a greater production presence in lower cost geographies, as well as substantially greater manufacturing, financial, procurement, research and development and marketing resources than we have. These competitors may create alliances and rapidly acquire significant market share. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and may continue to cause price reductions, reduced profits or loss of market share, any of which could materially and adversely affect us. In addition, the EMS industry has been experiencing an increase in excess manufacturing capacity as well as increased competition from Asian competitors. This has and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against current and future competitors, and the competitive pressures we face may materially adversely affect us.

  We Are Dependent on the Computing and Communications Industries and Are Exposed to Changes in General Economic Conditions That Can Adversely Impact Our Business, Operating Results and Financial Condition

        As a result of unfavorable general economic conditions over the past three years and the reduced demand for technology capital goods, our sales have been negatively affected in recent years. Our financial performance depends on our customers' viability, financial stability, and the end-market demand for our customers' products. Most of our customers, in turn, depend substantially on the growth of the computing and communications industries. The computing and communications industries are characterized by rapidly changing technologies and shortening product lifecycles. These industries have experienced severe revenue erosion, pricing and margin pressures, excess inventories, and increased difficulty in attracting capital over the past few years. As a result of these factors, since the first quarter of 2001, we have seen declines in the demand for products in the end markets that we serve. Although we experienced some improvements during the fourth quarter of 2003, these factors and their impact on our customers could continue to have a material adverse effect on our business.

  We Depend on a Limited Number of Customers For a Substantial Portion of Our Revenues and Declines In Sales to These Customers Could Adversely Affect Our Operating Results

        Our four largest customers in 2003 were Cisco Systems Inc., IBM Corporation, Lucent Technologies Inc. and Sun Microsystems Inc., each of which represented more than 10% of our total 2003 revenue and in the aggregate represented 44% of our total 2003 revenue. Our top ten customers represented 73% of total 2003 revenue. Our three largest customers in 2002 were IBM Corporation, Lucent Technologies Inc. and Sun Microsystems Inc. each of which represented more than 10% of our total 2002 revenue and collectively represented 48% of our total 2002 revenue. Our top ten largest customers represented 85% of our total revenue in 2002. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. There was a steady decline in revenue from our top three customers in 2003, as their volumes were most negatively impacted by the broad-based reductions in corporate spending for computing and communications infrastructure products. In addition, some of our customers have in the past significantly reduced or delayed the volume of manufacturing services ordered from us. We cannot assure you that present or future large customers will not terminate their manufacturing arrangements with us or significantly change, reduce or delay the amount of manufacturing services ordered from us, any of which would adversely affect our operating results.

        Other than in connection with asset acquisitions, otherwise known as "original equipment manufacturers (OEM) divestitures," we generally do not enter into long-term supply commitments with our customers. Instead, we bid on a project basis and typically have supply contracts or purchase orders in place for the project. We are dependent on customers to fulfill the terms associated with these orders and/or contracts. Significant reductions in, or the loss of, sales to any of our large customers would have a material adverse effect on us. OEM divestitures often entail long-term supply agreements between ourselves and the OEM customer, and we are similarly dependent on customers to fulfill their obligations under these contracts.

  Inherent Difficulties in Managing Capacity Utilization Place Strains on Our Planning and Affect Our Results of Operations

        Our customers are increasingly dependent on EMS providers for new product introductions and rapid response times to volume requirements. Most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance and we often experience reduced lead-times in customers' orders. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to order appropriate levels of materials and to schedule production and maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials, and incur other expenses to meet the anticipated demand of our customers. In addition, customers may cancel their orders, change production quantities, or delay production for a number of reasons. The uncertain economic condition of our customers' end markets and general order volume volatility has resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellation, reduction or delays by a significant customer, or by a group of customers, would seriously harm our results of operations by reducing the volumes of products manufactured and delivered by us for the customers in that period. Such order changes could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer orders. Order cancellations and delays could also lower asset utilization, resulting in higher levels of unproductive assets and lower margins. On other occasions, customers have required rapid and sudden increases in production, which has placed an excessive burden on our manufacturing capacity. Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

        Shareholders and prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period.

  Any Failure to Successfully Manage Our International Operations Would Have a Material Adverse Effect on Our Financial Condition and Results of Operations

        During 2003, more than half of our revenue was produced from locations outside of North America. In addition, we purchased material from international suppliers for much of our business, including our North American business. We believe that our future growth depends largely on our ability to increase our business in international markets and, as we describe above, the shift of much of our production to lower cost geographies. We will continue to expand our operations outside of North America.

        This expansion will require significant management attention and financial resources. International operations are subject to inherent risks, which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  changes in regulatory requirements;

  •
  tariffs, import and export duties, value-added taxes and other barriers;

  •
  less favorable intellectual property laws;

  •
  difficulties in staffing and managing foreign sales and support operations;

  •
  longer accounts receivable payment cycles and difficulties in collecting payments;

  •
  changes in local tax rates and other potentially adverse tax consequences, including the cost of repatriation of earnings;

  •
  burdens of complying with a wide variety of foreign laws, including changing import and export regulations, which could erode our profit margins or restrict exports;

  •
  adverse changes in trade policies between countries in which we maintain operations;

  •
  political instability;

  •
  potential restrictions on the transfer of funds;

  •
  inflexible employee contracts that restrict our flexibility in responding to business downturns; and

  •
  foreign exchange risks.

        We have either purchased or built manufacturing facilities in numerous Asian countries, including Thailand, Malaysia, China, Indonesia, Singapore and the Philippines, and are subject to the significant political, economic and legal risks associated with doing business in these countries. For instance, under its current leadership, the Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment, and greater economic decentralization. However, the Chinese government may discontinue or change these policies, and these policies may not be successful. Moreover, despite progress in developing its legal system, particularly as it relates to foreign investment activities and foreign trade, enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation of such laws may be inconsistent. As the Chinese legal system develops, new laws and changes to existing laws may adversely affect foreign operations in China. While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to China and its policies may now also affect Hong Kong. The Philippines, Thailand and Indonesia have each also had a long history of promoting foreign investment but have experienced economic and political turmoil and significant fluctuations in the value of their currencies in the recent past. There is a risk that economic and political turmoil may result in the reversal of current policies encouraging foreign investment and trade, restrictions on the transfer of funds overseas, employee turnover, labor unrest or other domestic problems that could adversely affect us.

  Our Results Can be Affected by Limited Availability of Components

        A significant portion of our costs is for electronics components. All of the products we manufacture require one or more components that we order from suppliers of these particular components. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production and thus delay revenue of all products using that component or cause price increases in the products and services we provide. In the past, we have secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in material costs, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period.

  Restrictions on Our Ability to Restructure Quickly Enough in Some of Our Key Manufacturing Regions, Such as Europe, Can Affect the Timing and Effectiveness of Our Restructuring Efforts

        We have operations in multiple regions around the world. As a result, we are subject to different regulatory requirements governing how quickly we are able to reduce manufacturing capacity and terminate related employees, and these requirements are particularly stringent in Europe. Restrictions on our ability to close under-performing facilities will result in higher expenses associated with carrying excess capacity and infrastructure during our restructuring activities.

  Our Increased Reference Design Activity May Reduce Our Profitability

        We have recently begun providing reference design services, in which we design and develop off-the-shelf hardware that enables OEMs to enhance their own products roadmaps with standard or easily customizable systems that we or our key technology partners develop. The success of our product development efforts in 64-bit and other technologies is dependent on market acceptance and the adoption of these new technologies, the competitiveness of our offerings and our investment levels. In connection with this undertaking, we have made investments in the resources and assets necessary to design, develop and supply these products that are more significant than our typical service offerings, and we may not generate sales sufficient to cover our expenses or earn any profits from these efforts if our customers do not approve the designs in a timely manner or at all. We may design and develop products for our customers prior to receiving purchase orders or other firm commitments from them, and sell standard products through distributors. Accordingly, we may purchase inventory for production runs before we have any purchase commitments.

  Our Customers May Be Adversely Affected by Rapid Technological Change Which Can Adversely Impact Our Business

        Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be materially adversely affected.

  Failure of Our Customers to Timely Pay the Amounts Owed to Us May Adversely Affect Our Results of Operations

        We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant accounts receivable from sales to our customers, historically representing 22% to 26% of current assets. Accounts receivable from sales to customers at December 31, 2003 were $771.5 million (December 31, 2002 — $785.9 million; December 31, 2001 — $1,054.1 million). At December 31, 2003, one customer represented 18% of total accounts receivable (December 31, 2002 — one customer represented 28% of total accounts receivable; December 31, 2001 — two customers represented 14% and 26% of total accounts receivable, respectively). If any of our customers have insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by customers, which may have an adverse effect on our financial condition and results of operations. We regularly review our accounts receivable valuations and make adjustments when necessary. Our allowance for doubtful accounts at December 31, 2003 was $50.3 million (December 31, 2002 — $62.4 million; December 31, 2001 — $74.6 million), which represented 6.1% of the gross accounts receivable balance (December 31, 2002 — 7.4%; December 31, 2001 — 6.6%). Historically, the credit-related accounts receivable adjustments have not been significant to our results of operations. For the year ended December 31, 2003, we wrote off accounts receivable of $14.2 million (December 31, 2002 — $30.0 million; December 31, 2001 — $11.8 million) against the allowance for doubtful accounts in the normal course of business.

  Moving Our Manufacturing Base to Lower Cost Regions Could Have a Material Adverse Effect on Our Financial Condition and Results of Operations

        With the significant and severe weakness in technology end markets over the past few years, our customers require significant cost reductions in order to maintain sales and improve their financial performance. This environment has resulted in an accelerated movement of our production from higher cost regions such as North America and Western Europe to lower cost regions such as Asia, Latin America and Central Europe. This accelerated move could impact current and future results by such factors as increasing the risks associated with transferring production to new regions where skills or experience may be more limited than in higher cost regions, higher operating expenses during the transition, additional restructuring costs associated with the decrease in production levels in higher cost geographies and the risks of operating in new foreign jurisdictions.

  We May Encounter Difficulties Completing or Integrating Our Acquisitions Which Could Adversely Affect Our Results of Operations

        A significant portion of our growth in prior years was generated through acquisitions. These transactions have involved acquisitions of entire companies and acquisitions of selected assets from OEMs. These assets typically consist primarily of equipment, inventory and, in certain cases, facilities or facility leases. OEM asset divestiture transactions also typically involve our entering into new supply agreements with OEMs. Acquisitions may involve difficulties, including:

  •
  integrating acquired operations, systems and businesses;

  •
  maintaining customer, supplier or other favorable business relationships of acquired operations and restructuring or terminating unfavorable relationships;

  •
  addressing unforeseen liabilities of acquired businesses;

  •
  lack of experience operating in the geographic market or industry sector of the business acquired;

  •
  losing key employees of acquired operations; and

  •
  not achieving the anticipated business volumes.

        Any of these factors could prevent us from realizing the anticipated benefits of the acquisition, including operational synergies, economies of scale and increases in the value of our business. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results.

  If Our Products Are Subject to Warranty Claims, Our Business Reputation May be Damaged and We May Incur Significant Costs

        In certain of our contracts, we provide a warranty against defects in our designs or deficiencies with respect to our manufacturing processes. A successful product liability claim in excess of our insurance coverage, or any material claim for which insurance coverage was denied or limited and for which indemnification was not available, could have a material adverse effect on our business, results of operations and financial condition.

  We Are Subject to the Risk of Increased Income Taxes Which Could Adversely Affect Our Results of Operations

        We conduct business operations in a number of countries, including countries where:

  •
  tax incentives have been extended to encourage foreign investment; or

  •
  income tax rates are low.

        We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions now in effect in the countries in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change would increase our income taxes and adversely affect our results of operations and our liquidity.

  We Face Financial Risks Due to Foreign Currency Fluctuations

        The principal currency in which we conduct our operations is U.S. dollars. However, some of our subsidiaries transact business in foreign currencies, such as Canadian dollars, Mexican pesos, British pounds sterling, Euros, Singapore dollars, Japanese yen, Chinese renminbi, Czech koruna and the Thai baht. We sometimes enter into hedging transactions to minimize our exposure to foreign currency and interest rate risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell these foreign currencies at future dates. In general, these contracts extend for periods of less than 25 months. Our hedging transactions may not successfully minimize foreign currency risk.

  The Efficiency of Our Operations Could Be Adversely Affected By Any Delay in Delivery From Our Suppliers

        We rely on a variety of common carriers for materials and product transportation and for routing these through various world ports. A work stoppage, strike or shutdown of any important supplier's facility, or any major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations.

  If We Are Unable to Recruit or Retain Highly Skilled Personnel Our Business Could be Adversely Affected

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to continue to attract and retain highly skilled executive, technical, and management personnel. We generally do not have employment or non-competition agreements with our employees. To date we have been successful in recruiting and retaining executive, managerial, and technical personnel. However, the loss of services of certain of these employees could have a material adverse effect on us.

  We May Be Unable to Keep Pace With Technology Changes

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend in part upon our ability to develop and to market manufacturing services which meet changing customer needs, to maintain technological leadership, and to successfully anticipate or respond to technological changes in production, manufacturing and supply chain processes in cost-effective and timely ways. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

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

  We May Not Be Able to Increase Revenue if the Trend of Outsourcing by OEMs Slows

        Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, because OEMs decide to perform these functions internally, our future growth will be limited.

  Acts of Terrorism and Other Political and Economic Developments Could Adversely Affect Our Business

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, sustained military action in Iraq, other conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and continued economic weakness, may hinder our ability to do business and may adversely affect our stock price. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn adversely affects our revenue and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of our stock price and may limit the capital resources available to us and our customers or suppliers.

  Our Compliance with Environmental Laws Could Be Costly

        We are subject to extensive environmental laws and regulations in numerous jurisdictions. Our environmental approach and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Future developments and increasingly stringent regulations could require us to incur additional expenditures relating to environmental matters at any of our facilities. Achieving and maintaining compliance with present, changing and future environmental laws could restrict our ability to modify or expand our facilities or continue production. This compliance could also require us to acquire costly equipment or to incur other significant expenses.

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

        We generally obtained environmental assessments, or reviewed recent assessments initiated by others, for most of the manufacturing facilities that we own or lease at the time we either acquired or leased such facilities. Our assessments may not reveal all environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities of which we are not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws. The conditions of our properties could be affected in the future by the condition of the land or operations in the vicinity of the properties, such as the presence of underground storage tanks. These developments and others, such as increasingly stringent environmental laws, increasingly strict enforcement of environmental laws by governmental authorities, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of our operations may cause us to incur significant costs and liabilities that could have a material adverse effect on us.

  Our Credit Agreements Contain Restrictive Covenants That May Impair Our Ability to Conduct Our Business

        Certain of our outstanding credit agreements contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities. At March 31, 2004, we were in compliance with these covenants. At March 31, 2004, we were limited to approximately $120 million of additional debt incurrence based on minimum financial ratios.

  Shares Eligible for Public Sale Could Adversely Affect Our Share Price

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise could adversely affect the market price of the subordinate voting shares.

        As at March 11, 2004, we had 169,989,473 subordinate voting shares and 39,065,950 multiple voting shares outstanding. On March 12, 2004, we acquired all of the shares of MSL and issued approximately 14,100,000 subordinate voting shares. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act) and shares we issued in connection with our acquisition of MSL to persons who were affiliates of MSL. Shares held by our affiliates include all of the multiple voting shares and 3,172,191 subordinate voting shares held by Onex Corporation. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us. Similar resale provisions apply to the subordinate voting shares issued to MSL affiliates in connection with our acquisition of MSL.

        In addition, as of March 11, 2004, there were approximately 32,615,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 26,639,000 subordinate voting shares. As part of the MSL acquisition on March 12, 2004, we issued options to purchase approximately 2,100,000 subordinate voting shares and warrants to purchase approximately 1,100,000 subordinate voting shares. Moreover, we may, pursuant to our articles of incorporation, issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

  The Interest of Our Controlling Shareholder May Conflict With the Interest of the Remaining Holders of Our Subordinate Voting Shares

        Onex owns, directly or indirectly, all of the outstanding multiple voting shares and 1.6% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represent 85.2% of the voting interest in us and approximately 2% of our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and to approve significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement in certain circumstances. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facilities, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Under the indenture governing our Liquid Yield Option™ Notes (LYONs), we are required to offer to repurchase all of the LYONs if any person, other than Onex, becomes the beneficial owner of more than 50% of the voting interest in Celestica. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns shares with a majority of the voting rights of the shares of Onex. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, please turn to Item 7(A), "Major Shareholders."

        In private placements outside of the United States, certain subsidiaries of Onex have offered exchangeable debentures due 2025 that are exchangeable and redeemable under certain circumstances during their 25-year term for 9,214,320 subordinate voting shares. In addition, 1,757,467 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If the issuers of the exchangeable debentures elect or the party to the equity forward agreements elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration of the debentures, or the settlement of the equity forward agreement, as the case may be, the number of shares owned by Onex, together with those shares Onex has the right to vote, would, if such delivery had occurred on March 11, 2004, represent in the aggregate 80% of the voting interest in our company.

  Potential Unenforceability of Civil Liabilities and Judgments

        We are incorporated under the laws of the Province of Ontario, Canada. Substantially all of our directors, controlling persons and officers are residents of Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult to effect service within the United States upon those directors, controlling persons and officers who are not residents of the United States or to realize in the United States upon a judgment of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

Item 4. Information on the Company

A. History and Development of the Company

        We were incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions, principally to modify our corporate name and our share capital. Our legal name and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal executive offices are located at 1150 Eglinton Avenue East, Toronto, Ontario, Canada M3C 1H7 and our telephone number is (416) 448-5800. Our Web site is http://www.celestica.com. Information on our Web site is not incorporated by reference in this Annual Report.

        We are a world leader in the delivery of innovative electronics manufacturing services. We operate a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs. A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to customers by improving time-to-market, scalability and manufacturing efficiency.

        As an important IBM manufacturing unit, we provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included our management.

Our Acquisitions

        A listing of our acquisitions since 1999 is included in note (1) to the Selected Financial Data table. See Item 3, "Key Information — Selected Financial Data."

        In 2002, we completed the acquisition of:

  •
  certain manufacturing assets of NEC Corporation in Miyagi and Yamanashi, Japan; and

  •
  certain assets from Corvis Corporation in the United States.

        In connection with these acquisitions, we also entered into supply agreements.

        In 2003, we did not complete any acquisitions.

        As of April 1, 2004, we completed the acquisition of:

  •
  all of the shares of MSL; and

  •
  certain assets from NEC Corporation in the Philippines.

        The aggregate purchase price for these acquisitions was $443.7 million.

        Certain information concerning capital expenditures, including acquisitions and financing activities, is set forth in notes 3, 7, 8, 9 and 18 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Certain information concerning our divestiture activities, including our restructurings, is set forth in note 11 to the Consolidated Financial Statements in Item 18, in Item 4, "Information on the Company — Description of Property," and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

B. Business Overview

        Our goal is to be the "partner of choice" in EMS. We believe we are well positioned to achieve this goal given our position as one of the major EMS providers worldwide and our widely recognized skills in our core areas of competency. Our strategy is to (i) steadily improve our operating margins and increase operating efficiency by driving costs lower and providing supply chain solutions that capture value for us and our customers, (ii) leverage our position in the areas of technology, quality and supply chain management, (iii) develop and enhance profitable, strategic relationships with leading OEMs, (iv) broaden the range of the services we provide to OEMs in areas that can reduce their manufacturing, supply chain and product development costs, (v) continue to diversify our end markets, serving a wide variety of OEMs, and (vi) selectively pursue acquisitions that enhance the company's EMS and supply chain strategies. We believe that the successful implementation of this strategy will allow us to achieve significantly improved financial performance and enhance shareholder value.

        We have operations in the Americas, Europe and Asia. We provide a wide variety of products and services to our customers, including the manufacture, assembly and test of complex printed circuit assemblies (PCAs), the full system assembly of final products and order fulfillment. In addition, we provide a broad range of EMS services from product design to worldwide distribution, order fulfillment and after-market service and support.

        We have targeted industry-leading OEMs primarily in the computing and communications sectors. In addition to this, we are increasing our diversification across other markets, such as aerospace and defense, industrial, consumer and automotive, to reduce the risk of reliance on those sectors. We supply products and services to over 160 OEMs. In the aggregate, our top ten customers represented 73% of revenue in 2003. The products we manufacture can be found in a wide array of end products, including: cell phones and pagers, electronic metering devices, hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical products, modems, multimedia peripherals, PBX switches, personal computers, PDAs, photonic devices, routers, scalable processors, servers, switching products, video broadcasting equipment, wireless base stations, wireless loop systems and workstations.

        Our principal competitive advantages are our advanced capabilities in the areas of technology and quality, our flexible manufacturing network and our effective supply chain management. We are an industry leader in a wide range of advanced manufacturing technologies, using established and emerging process technologies. We believe our test capabilities are among the best in the industry and enable us to produce highly reliable products, including products that are critical to the functioning of our customers' products and systems. Our size, geographic reach and leading expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time to market.

        We believe that our highly skilled workforce gives us a distinct competitive advantage. Through innovative compensation and an employee stock ownership plan, we have developed an entrepreneurial, participative and team-based culture.

Electronics Manufacturing Services Industry

  Overview

        The EMS industry is comprised of companies that provide a broad range of manufacturing services to OEMs. As the capabilities of EMS companies evolved from manufacturing components or partial assemblies to providing complex manufacturing services, an increasing number of OEMs adopted and became increasingly reliant upon manufacturing outsourcing strategies. Today, the leading EMS companies have global footprints with worldwide supply chain management and offer end-to-end services for the product lifecycle, including front-end design and product development, advanced manufacturing, final system assembly and test, direct order fulfillment, and after-market service and support. By outsourcing their manufacturing and related services, OEMs are able to focus on their core competencies, including product development, sales, marketing and customer service, while leveraging the expertise of EMS providers.

        According to IDC, the global EMS market was estimated to be $92 billion in 2003 and is expected to grow to $144 billion by 2007, representing a compounded annual growth rate of 11.8%. We see numerous industry trends that are fueling this growth. These include the continuing trend of computing and communications companies to outsource their electronics manufacturing and to divest manufacturing assets; the more widespread adoption of an electronic manufacturing outsourcing strategy by the industrial, aerospace and defense and consumer electronics industries; and OEMs increasingly looking to the EMS industry to reduce their overall cost of goods sold. We believe increased outsourcing adoption by OEMs will continue because it allows OEMs to:

        Reduce Operating Costs and Invested Capital.    OEMs are under significant pressure to reduce manufacturing costs and capital expenditures as electronics products have become more technically advanced and the manufacturing process has become increasingly automated, which requires greater levels of investment in capital equipment. EMS companies enable OEMs to gain access to advanced manufacturing facilities, supply chain management and engineering capabilities, additional capacity, greater flexibility for both product ramp-up and changeover, and the economies of scale which EMS companies provide. As a result, OEMs can reduce overall operating costs, working capital and capital investment requirements.

        Focus Resources on Core Competencies.    The electronics industry is experiencing greater levels of competition and rapid technological change. In this environment, many OEMs are seeking to focus on their core competencies of product development, sales, marketing and customer service, and to outsource design, manufacturing and related requirements to their EMS partners.

        Speed Time-to-Market.    Electronics products are experiencing increasingly shorter product lifecycles, requiring OEMs to continually reduce the time required to bring products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers. This includes capabilities relating to design services, quick-turn prototype development and rapid ramp-up of new products to high volume production, with the critical support of worldwide supply chain management.

        Utilize EMS Companies' Procurement, Inventory Management and Logistics Expertise. OEMs that manufacture internally are faced with greater complexities in planning, procurement and inventory management due to frequent design changes, short product lifecycles and product demand fluctuations. OEMs can address these complexities by outsourcing to EMS providers that (i) possess sophisticated supply chain management capabilities and (ii) can leverage significant component procurement advantages to lower product costs.

        Access Leading Engineering Capabilities and Technologies.    Electronics products and electronics manufacturing technology have become increasingly sophisticated and complex. As a result, OEMs increasingly rely on EMS companies to provide design and engineering support and manufacturing and technological expertise. EMS companies' design and engineering services can assist OEMs with the development of a new product concept, as well as with improvements in performance, cost and time required to bring products to market. In addition, OEMs gain access to high quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    OEMs are generally increasing their international activities in an effort to expand sales through access to foreign markets. EMS companies with worldwide capabilities are able to offer such OEMs global manufacturing solutions, to meet local content requirements, distribute products efficiently around the world and lower costs.

Celestica's Strategy

        Our goal is to be the "partner of choice" in the EMS industry. To achieve this goal, we work closely with OEM customers to proactively identify and fulfill each of their requirements, and exceed their expectations in areas such as service offerings, reliability and serviceability, quality and delivery. By deploying the following strategy, we believe that we will maximize customer satisfaction, achieve superior financial performance and enhance shareholder value:

        Steadily Improve Operating Margins and Increase Operating Efficiency.    Operating margins and working capital performance deteriorated in 2003 as demand hit three-year lows for us. To address this challenge, management is committed to applying strategies and processes designed to improve margins around the world. We are executing our plan to improve overall financial margins by (i) completing our restructuring program, (ii) leveraging corporate procurement capabilities to lower materials costs, (iii) increasing utilization of facilities to take advantage of significant operating leverage, (iv) deploying corporate cost reduction and productivity enhancement initiatives on a global basis, (v) applying best practices throughout our operations worldwide, (vi) moving production to lower cost regions and (vii) compensating our employees based, in part, on the achievement of earnings targets. In order to drive greater efficiency, we are also committed to the deployment of lean manufacturing and Six Sigma techniques, designed to improve manufacturing processes by reducing waste and redundancy within our manufacturing facilities. We will continue our intensive focus on maximizing asset turnover, which, combined with the margin enhancements measures described above, we believe will increase our return on invested capital.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. Our modern plants across the world and leading technological capabilities enable us to produce complex and highly sophisticated products to meet the rigorous demands of our OEM customers. Our commitment to quality in all aspects of our business allows us to deliver consistently reliable products to our OEM customers. The systems and processes associated with our expertise in supply chain management enable us to rapidly ramp operations to meet customer needs, flexibly shift capacity in response to product demand fluctuations, and effectively distribute products directly to end customers. We often work closely with many suppliers to influence component design for the benefit of OEM customers. We have been recognized through numerous customer and industry achievement awards.

        Develop and Enhance Profitable and Strategic Relationships with Leading OEMs.    We seek to build and sustain profitable, strategic relationships with industry leaders in sectors that can benefit from the delivery of our innovative electronics manufacturing services. In addition, we are focused on identifying and developing new customer relationships. To this end, we pursue opportunities which exploit our competitive advantages in the areas of technology, quality and supply chain management. We conduct ourselves as an extension of our customers' organizations, which enables us to respond to their needs with speed, agility and a commitment to deliver results. This strategy has allowed us to establish and maintain strong manufacturing relationships with a wide range of leading OEMs such as Cisco Systems, Inc., IBM Corporation, Lucent Technologies, Inc. and Sun Microsystems Inc. Going forward, we believe our existing OEM customer base will be a strong source of growth for us as we seek to strengthen these relationships through the delivery of additional products and services.

        Broaden Service Offerings.    We continually look to expand the breadth and depth of the services we provide to OEMs in areas that can reduce their design, manufacturing, supply chain and product costs. Although we traditionally offered our services in connection with the production of higher-end and more complex products, we have significantly broadened our offering of services to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs. In the past few years, we have acquired additional capabilities in prototyping and PCA design, embedded system design, full system assembly, logistics, fulfillment and after-market services. We have also developed reference designs for servers and workstations based on next-generation 64-bit microprocessors. We will expand our capabilities and service offerings on a global basis based on potential returns to the company and in response to the changing needs of our customers.

        Continue to Diversify End Markets and Customer Base.    We have a diversified customer base whose products serve the communications, server, storage and other, workstation and personal computer industries. In 2003, revenue by end-market users was as follows: enterprise communications — 25%; telecommunications — 23%; servers — 22%; storage — 13%; other — 10%; and workstations and personal computers — 7%. We target industry-leading OEMs, primarily in the computing and communications sectors. In addition to this, our strategy includes increasing our diversification across other markets, such as aerospace and defense, industrial, consumer, and automotive, to reduce the risk of reliance on certain sectors. As a result of our acquisition of MSL, our customer base has expanded to include commercial avionics, automotive, retail systems and peripherals.

        Selectively Pursue Strategic Acquisitions.    We have completed numerous acquisitions. We will continue to selectively seek acquisition opportunities in order to (i) further develop strategic relationships with leading OEMs, (ii) expand our capacity and capability, (iii) diversify into new market sectors, (iv) broaden our service offerings and (v) optimize our global positioning. We have developed and deployed a comprehensive integration strategy to support our acquisitions. This includes establishing a common culture at all locations with broad-based workforce participation, providing a single marketing "face" to customers worldwide, deploying common information technology platforms, leveraging global procurement and transferring best practices among operations worldwide.

Celestica's Business

  EMS Services

        We are positioned as a value-added provider within the EMS industry with a full spectrum of products and services to capitalize on our extensive technological know-how and intellectual capital. We believe that our ability to deliver this wide spectrum of services to our OEM customers provides us with a competitive advantage over EMS providers focused in few service areas. We offer a full range of manufacturing services including those discussed below.

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

        Design.    Our design team works with OEM product developers in the early stages of product development. The design team uses advanced design tools to enable new product ideas to progress from electrical and ASIC design, to simulation and physical layout, to design for manufacture. Electronic linkages between the customer and our design group and our manufacturing group help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        Reference Designs.    Reference designs are off-the-shelf hardware that enable OEMs to enhance their own product roadmaps with standard or easily customizable systems developed by us and our key technology partners. Increased product design activity is one of the additional services OEMs are requesting from EMS companies, and our strong track record in the manufacture of advanced information technology should allow us to be effective in this area. An example is the major initiative that we have taken in the area of 64-bit reference designs, where we have developed server and workstation products based on next-generation, industry-standard microprocessors from Advanced Micro Devices (AMD) and Intel Corporation.

        Prototyping.    Prototyping is a critical stage in the development of new products which is enhanced by linkages between OEM and EMS engineers. Our prototyping and new product introduction centers are strategically located, enabling us to provide a quick response to customer demands, facilitating greater collaboration between our engineers and those customers, and providing a seamless entry into our larger manufacturing facilities.

        Product Assembly and Test.    We use sophisticated technology in the assembly and testing of our products, and have continually made significant investments in developing new assembly and test process techniques and improving product quality, reducing cost and improving delivery time to customers. We work independently and with customers and suppliers to develop leading assembly and test technologies.

        Full System Assembly.    We provide full system assembly services to OEMs. These services require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full system assembly services involve combining a wide range of sub-assemblies (including PCA) and employing advanced test techniques for various sub-assemblies and final end products. Increasingly, OEMs require custom build-to-order system solutions with very short lead times. We are focused on exploiting this trend through our advanced supply chain management capabilities.

        Product Assurance.    We provide product assurance to our OEM customers. Our product assurance team performs product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. We are accredited as a National Testing Laboratory capable of testing to international standards (e.g., Canadian Standards Association and Underwriters Laboratories). We believe that this service allows customers to attain product certification significantly faster than is customary in the EMS industry.

        Failure Analysis.    Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective action. Root causes of failures typically relate to inherent component defects or design robustness deficiencies. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use, and field conditions are simulated in failure analysis laboratories which also employ advanced electron microscopes, spectrometers and other advanced equipment. We are proficient in discovering failures before products are shipped and, more importantly, our highly qualified engineers are very proactive in working in partnership with suppliers and customers to develop and implement resolutions.

        Logistics.    We are able to leverage our expertise, relationships and global scale in manufacturing, supply chain management and fulfillment to provide a fully integrated logistics solution to meet every need. Our logistics offering includes warehouse and distribution, freight management, logistics consulting services, product and materials visibility and reverse logistics.

        Packaging and Global Fulfillment.    We design and test packaging of products for bulk shipment or single end customer use. We have a sophisticated integrated system for managing complex international order fulfillment that allows us to ship worldwide and, in many cases, directly to the OEM's customers.

        After-Market Services.    We offer a wide range of after-market support services. This support can be individualized to meet each customer's requirements and includes field failure analysis, product upgrades, repair and engineering change management.

  Quality Management

        One of our strengths has been our ability to consistently deliver high quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to ISO 14001 (environmental) standards.

        In addition to these standards, we are committed to deployment of lean manufacturing and Six Sigma techniques throughout all of our manufacturing network. The implementation of lean production systems should result in increased efficiencies and greater operating leverage.

        We believe that our success is directly linked to high customer satisfaction. As a result, a portion of the compensation of employees is based on the results of extensive customer satisfaction surveys conducted on our behalf by an independent consultant.

  Geographies

        In 2003, approximately 44% of our revenue was produced in North America. Facilities in Asia and Europe generated approximately 36% and 20%, respectively, of our revenue in 2003. A listing of our principal locations is included in Item 4, "Information on the Company — Description of Property." We are focused on expanding our resources and capability in lower cost geographies. We believe that locating in lower cost geographic regions such as Central Europe and Asia complements our service offerings by providing lower cost manufacturing solutions to our OEM customers for certain price-sensitive applications.

        Certain information concerning geographic segments is set forth in note 18 to the Consolidated Financial Statements in Item 18.

  Sales and Marketing

        We have adopted a focused marketing approach targeted at creating profitable, strategic relationships with leading OEMs in our end markets. Our sales and marketing is an integrated set of processes designed to provide a single "face" to the customer worldwide. Our coordination of efforts with key global customers has been enhanced by the creation of customer-focused units — each headed by a group general manager to oversee the entire relationship with such customers. We have a global network comprised of direct sales representatives, operational and project managers, account executives and supply chain management, as well as senior executives. Our sales resources are directed at multiple management and staff levels within target accounts. Sales offices are located in proximity to key customers and markets.

  Customers

        We have targeted industry-leading customers primarily in the computing and communications sectors. Celestica supplies products and services to over 160 OEMs, including such industry leaders as Avaya Inc., Cisco Systems Inc., EMC Corporation, Hewlett-Packard Corporation, IBM Corporation, Lucent Technologies Inc., Motorola Inc., NEC Corporation, and Sun Microsystems Inc.

        During 2003, our four largest customers, Cisco Systems Inc., IBM Corporation, Lucent Technologies Inc. and Sun Microsystems Inc., each represented in excess of 10% of total revenue and in the aggregate represented 44% of total revenue. During 2002, our three largest customers, IBM Corporation, Lucent Technologies Inc. and Sun Microsystems Inc., each represented in excess of 10% of total revenue and in the aggregate represented

48% of total revenue. Our top ten customers represented approximately 73% of Celestica's total revenue in 2003 (compared with 85% in 2002).

        We generally enter into supply arrangements in connection with our acquisition of facilities from OEMs. These arrangements generally govern the conduct of business between the parties relating to, among other things, the manufacture of products which were previously produced at that facility by the seller itself. Such arrangements, which in certain instances contain limited overhead contribution provisions or limited revenue or product volume guarantees, range from one to five years. There can be no assurance that these arrangements will be renewed. As a result of the weak economic environment over the past three years, these supply agreements have been affected by order cancellations and rescheduling as our customers' base business volumes have decreased.

        We derive most of our revenue from OEM customers. The contractual agreements with our key customers generally provide a framework for our overall relationship with the customers. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

  Technology and Research and Development

        We use advanced technology in the assembly and testing of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry, which provides us with advantages over many of our smaller and less sophisticated competitors.

        Our customer-focused factories are highly flexible and are continually reconfigured to meet customer-specific product requirements. We have extensive capabilities across a broad range of specialized assembly process technologies. We also work with a wide range of substrate types from thin flexible printed circuit boards to highly complex, dense multilayer boards.

        Our assembly capabilities are complemented by advanced test capabilities. Technologies include high speed functional testing, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, three-dimensional laser paste volumetric inspection and scanning electron microscopy, is among the most sophisticated in the EMS industry. Furthermore, we employ internally-developed automated robotic technology to perform in-process repair.

        Our ongoing research and development activities include the development of processes and test technologies as well as some focused product development. We are proactive in developing manufacturing techniques that take advantage of the latest component and product designs and packaging. We often work with industry groups to advance the state of technology in the industry.

        We have recently increased our research and development spending as a result of our participation in reference designs. Reference designs are off-the-shelf hardware that enable OEMs to enhance their own product roadmaps with standard or easily customizable systems developed by us and our key technology partners. Reference design is a major initiative for us. In the area of 64-bit reference designs, we have developed server and workstation products based on next-generation, industry-standard microprocessors from AMD and Intel. Over time, our investment in research and development activities could fluctuate based on the level of development activity we have in our reference design service offering.

  Supply Chain Management

        We have strong relationships with a broad range of suppliers. We use electronic data interchange with our key suppliers and ensure speed of supply through the use of automated receiving and full-service distribution capabilities. During 2003, we procured and managed approximately $5 billion in materials and related services. We view this size of procurement as an important competitive advantage as it enhances our ability to obtain better pricing, influence component packaging and design, and obtain supply of components in constrained markets.

        We utilize two fully integrated enterprise systems which provide comprehensive information on our logistics, financial and engineering support functions. One system is used in Asia, Europe and several locations in the Americas and the other system is common throughout the rest of our operations. These systems provide management with the data required to manage the logistical complexities of the business. These systems are augmented by and integrated with other applications such as shop floor controls, component database management and design tools.

        We employ a strategy of risk minimization relative to our inventory and generally order materials and components only to the extent necessary to satisfy existing customer orders. We have implemented specific inventory management strategies with certain suppliers such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and "real-time component pricing" (the ability to obtain the advantage of the most recent price change in component pricing) designed to minimize the risk to us of cost fluctuations. In providing contract manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

        All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or to defer planned production in response to the anticipated unavailability of the critical components. In some cases, supply shortages will substantially curtail production of all full system assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components. There can be no assurance that such shortages, or future fluctuations in material cost, will not have a material adverse effect on our results of operations, business, prospects and financial condition.

  Intellectual Property

        We hold licenses to various technologies which we acquired in connection with acquisitions from Fujitsu-ICL, Hewlett-Packard, IBM Corporation, NEC Corporation and other companies. We believe that we have secured access to all required technology that is material to the current conduct of our business.

        We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We also have intellectual property associated with our reference design activity and may develop additional intellectual property based on the products we may produce in the future with this service offering. We rely largely upon a combination of trade secret laws, non-disclosure agreements with our customers and suppliers and our internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes. Although we take steps to protect our trade secrets, there can be no assurance that misappropriation will not occur.

        We currently have a limited number of patents and patent applications pending. However, we believe that the rapid pace of technological change makes patent protection less significant than such factors as the knowledge and experience of management and personnel and our ability to develop, enhance, and market manufacturing services.

        We license some technology from third parties which we use in providing manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to us non-exclusive, worldwide licenses with respect to the subject technology and terminate upon a material breach by us of the terms of the licensing agreement.

  Competition

        We compete on a global basis to provide electronics manufacturing services to OEMs in our end markets. Our competitors include a large number of domestic and foreign companies, such as Flextronics International, Hon Hai Precision Industry, Sanmina-SCI Corporation, Solectron Corporation and Jabil Circuit, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. In addition, in recent years, ODMs, companies that provide design and manufacturing services to OEMs, have been increasing their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products, such as cell phones. While we have not to date encountered significant competition from ODMs, such competition may increase if our business in these markets grows or if ODMs expand further into or beyond these markets.

        We could also face competition from current and prospective customers which evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Certain of our competitors may have greater manufacturing, financial, research and development, and marketing resources than we do. We believe that the primary basis of competition in our targeted markets is manufacturing technology, quality, responsiveness, the provision of value-added services and price. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

  Human Resources

        As of December 31, 2003, we employed over 40,000 permanent and temporary (contract) employees worldwide. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly ramp our production up or down to maximize efficiency. To achieve this, our strategy has been to employ a skilled temporary labor force, as required.

        Culturally, we are team-oriented, values-driven, empowerment-based, dynamic and results-oriented, with an overriding sensitivity to customer service and quality at all levels. This environment is a critical factor for us to be able to fully utilize the intellectual capital of our employees. We believe that our employee relations are good. Certain of our employees in the United Kingdom, France, Italy, Mexico, U.S., Japan and Brazil are represented by unions.

  Environmental Matters

        We are subject to extensive environmental, health and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. We believe that we are in compliance in all material respects with current environmental laws. However, there can be no assurance that we will not experience difficulties with our efforts to maintain material compliance at our facilities, or to comply either with currently applicable environmental laws or environmental laws as they change in the future, or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects, and financial condition. Our need to comply with present and changing future environmental laws could restrict our ability to modify or expand our facilities or continue production and could require us to acquire costly equipment or to incur other significant expense.

        Some of our operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites.

        Except for the facilities we acquired in the Omni transaction, Phase I or similar environmental assessments (which involve general inspections without soil sampling or ground water analysis) were obtained for most of the manufacturing facilities we lease or own in connection with our acquisition or lease of such facilities. Where contamination is suspected, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct such environmental assessments in respect to future property acquisitions where consistent with local practice. These environmental assessments have not revealed any environmental liability that we believe, based on current information, will have a material adverse effect on our results of operations, business, prospects or financial condition, nor are we aware that we have any such material environmental liability, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners at some sites. It is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are not presently aware or that future changes in law or enforcement standards will cause us to incur significant costs or liabilities in the future.

  Backlog

        Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

  Seasonality

        With a significant exposure to computing and communications infrastructure products, we have historically seen a level of seasonality in its quarterly revenue patterns. This seasonality has generally resulted in lower volumes in our first quarter, gradually increasing throughout the year, culminating in higher revenue in the fourth quarter. Seasonality is also reflective of the mix and complexity of the products manufactured. As a result of this mix and our efforts to diversify our revenue base, it is difficult to predict the extent and impact of seasonality on our business.

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly-owned:

  Celestica (U.S.) Inc., a Delaware corporation.

  Celestica Corporation, a Delaware corporation.

  Celestica Europe Inc., an Ontario corporation.

  Celestica Liquidity Management Hungary Limited Liability Company, a Hungarian corporation.

  Celestica International Inc., an Ontario corporation.

  Celestica Italia S.r.l., an Italian corporation.

  Celestica Singapore Pte Ltd., a Singapore corporation.

D.    Description of Property

        The following table summarizes our principal facilities as of April 1, 2004. Our facilities are used to manufacture printed circuit boards, assemble and configure final systems and for other related manufacturing and customer support activities.

Facility	Manufacturing Square Footage	Owned/Leased
	(in thousands)
Toronto, Ontario	888	Owned
Montreal, Quebec(1)	180	Owned
Denver, Colorado	235	Leased
Little Rock, Arkansas	424	Owned
Fort Collins, Colorado	200	Leased
Chippewa Falls, Wisconsin(1)	127	Owned
Salem, New Hampshire	278	Leased
San Jose, California	131	Leased
Mt. Pleasant, Iowa	85	Leased
Milwaukie, Oregon	61	Leased
Charlotte, North Carolina	273	Leased
Raleigh, North Carolina	70	Leased
Arden Hills, Minnesota	158	Leased
Austin, Texas	51	Leased
Dallas, Texas	69	Leased
Kidsgrove, England	100	Owned
Telford, England	50	Owned
Galway, Ireland	133	Leased
Vimercate, Italy	550	Owned
Saumur, France	142	Owned
Guerande, France	130	Owned
Rajecko, Czech Republic	170	Owned
Kladno, Czech Republic	166	Owned
Barcelona, Spain	58	Leased
Valencia, Spain(2)	518	Leased/Owned
Monterrey, Mexico(2)	327	Leased/Owned
Reynosa, Mexico(2)	481	Leased
Queretaro, Mexico	77	Leased
Aquadilla, Puerto Rico	94	Leased
Jaguariuna, Brazil	134	Leased
Shanghai, China	392	Owned
Dongguan, China	331	Leased
Suzhou, China(2)	516	Owned/Leased
Xiamen, China	25	Leased
Shatin, Hong Kong	82	Leased
Indonesia	48	Leased
Johor Bahru, Malaysia(2)	497	Leased
Kulim, Malaysia	324	Owned
Singapore(3)	315	Owned/Leased
Japan(3)	491	Owned/Leased
Laem Chabang, Thailand	437	Leased
Rayong, Thailand	41	Leased
Cebu, Philippines	125	Owned

(1)
As part of our restructuring plans, we have announced that we will close this site by the end of 2004.

(2)
This represents two facilities.

(3)
This represents three facilities.

        Our principal executive office is located at 1150 Eglinton Avenue East, Toronto, Ontario M3C 1H7. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

        The leases for our leased facilities expire between 2004 and 2056. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

        As part of our restructuring plans, we have consolidated facilities and changed our strategic focus as to the number and geography of sites. We have rationalized our global manufacturing network to increase the percentage of our facilities in lower cost geographies. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Results" for additional information concerning our restructurings.

Item 5.    Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion of the financial condition and results of operations of Celestica should be read in conjunction with the Consolidated Financial Statements in Item 18. All dollar amounts are expressed in U.S. dollars.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements containing the words believes, anticipates, estimates, expects, and words of similar import, constitute forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties which could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on industries affected by rapid technological change; our dependence on a limited number of customers; the challenge of responding to lower-than-expected customer demand; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies; our ability to achieve the anticipated benefits of our merger with Manufacturers' Services Limited; and variability of operating results among periods. These and other risks and uncertainties and factors are discussed in this Annual Report. See Item 3, "Key Information — Risk Factors."

        We also file an Annual Information Form with the Canadian Securities Commissions which is available electronically at www.sedar.com.

        We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise of which we hereafter become aware. You should read this Annual Report with the understanding that the actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

  Overview

        Celestica is a world leader in providing electronics manufacturing services (EMS) to OEMs in the computing, communications and other industries. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the system assembly of final products. In addition, the Company is a leading-edge provider of engineering, design and after-market services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

        During the past three years, the EMS industry has experienced continued demand weakness, particularly in the computing and communications end markets, as spending on higher complexity and infrastructure products was reduced or cut. The Company's concentration of business with customers in these higher complexity products had an adverse effect on the Company's revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry, resulting in continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes have led to lower utilization rates which continue to adversely impact margins. Celestica's revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002.

        During these difficult periods, the Company has responded by focusing on improving operating efficiency, rebalancing its global manufacturing network, reducing capacity by restructuring, diversifying into new markets and expanding its customer base. As the Company executes its plan to expand into new markets and services, and to add new customers, margins in the near term will be affected by the start-up costs of these new investments and initiatives. The Company will continue to evaluate acquisition opportunities as a source of future growth. See "Acquisition History."

        In 2001, the Company announced its first restructuring plan in response to the weakened end markets. As the downturn continued into 2002, the Company announced its second restructuring plan. In January 2003, the Company announced a further restructuring plan, to be completed by mid-2004. The restructuring plans are focused on consolidating facilities and increasing capacity utilization in lower cost geographies. The Company will have an improved balance in its global manufacturing network when all of the planned restructuring actions are completed. At the end of 2003, the Company had approximately 70% of its production facilities in lower cost geographies, up from approximately 50% a year ago.

        As a result of the depressed volumes for 2003 and significant program transfer and ramping activities, gross margins ended at 3.9% compared to 6.7% in 2002. As these activities stabilize, and restructuring benefits materialize, profitability is expected to improve during the next year.

        The Company maintained a strong balance sheet in 2003 and finished the year with over $1.0 billion in cash. During the year, the Company continued to utilize its strong financial position to reduce debt by repurchasing convertible debt and expand its share repurchase program. The Company's stronger balance sheet gives it greater flexibility to grow its business, or continue its debt or share repurchases.

        The table below sets forth selected financial data for the years indicated:

	Year ended December 31
	2001	2002	2003
	(in millions, except per share amounts)
Revenue	$10,004.4	$8,271.6	$6,735.3
Net loss	$(39.8)	$(445.2)	$(265.8)
Basic loss per share	$(0.26)	$(1.98)	$(1.22)
Diluted loss per share	$(0.26)	$(1.98)	$(1.22)
	As at December 31
	2001	2002	2003
	(in millions)
Total assets	$6,632.9	$5,806.8	$5,134.7
Total long-term debt, including current portion(1)	$147.4	$6.9	$3.4

(1)
Long-term debt includes capital lease obligations.

  Critical Accounting Policies and Estimates

        Celestica prepares its financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the 2003 Consolidated Financial Statements.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the 2003 Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of the Consolidated Financial Statements.

  Revenue recognition:

        Celestica derives most of its revenue from OEM customers. The contractual agreements with its key customers generally provide a framework for the Company's overall relationship with the customers. Celestica recognizes product manufacturing revenue upon shipment as title has passed, persuasive evidence of an arrangement exists, performance has occurred, customer specified test criteria have been met, and the earnings process is complete. Celestica has contractual arrangements with the majority of the Company's customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not record revenue on these transactions.

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

  Income tax valuation allowance:

        Celestica records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense.

  Goodwill:

        Celestica performs its annual goodwill impairment test in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Celestica recorded an impairment loss in 2002. There was no impairment identified in 2003. Future goodwill impairment tests may result in further impairment charges.

  Long-lived assets:

        Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. Celestica recorded long-lived impairment losses in 2002 and 2003. Future impairment tests may result in further impairment charges.

  Restructuring charges:

        Celestica has recorded restructuring charges relating to facility consolidations and workforce reductions. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, the cost of leased equipment that has been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For owned facilities and equipment, the impairment loss recognized was based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that will be abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, the Company worked with independent brokers to determine the estimated tenant rents the Company could be expected to realize. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

        Costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities."

  Pension and non-pension post-employment benefits:

        Celestica has pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates on expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected health care costs. The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

Acquisition History

        A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships, building a global manufacturing network, and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned the Company for future outsourcing opportunities. Celestica's most active year for acquisitions was 2001. With a global manufacturing network established, the historical pace of Celestica's acquisitions did not continue in 2002 or in 2003, and may not continue in the future.

        As a result of the continued downturn in technology manufacturing, some of the sites acquired in prior years have been closed or have experienced headcount reductions. Supply agreements entered into in connection with certain acquisitions were also affected by order cancellations and reschedulings, as base business volumes decreased. See discussion below in "Results of Operations."

        In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation and signed a five-year supply agreement. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States and signed a multi-year supply agreement. The aggregate purchase price for these acquisitions in 2002 of $111.0 million was financed with cash and allocated to the net assets acquired, based on their relative fair values at the date of acquisition.

        In October 2003, the Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in Concord, Massachusetts. This acquisition provides Celestica with an expanded customer base and service offerings. This acquisition also supports Celestica's strategy of diversifying its markets. MSL's customers come from diverse industries including industrial, commercial avionics, automotive, retail systems, medical, communications and network storage, and peripherals. The shareholders of MSL were entitled to receive 0.375 of a subordinate voting share of Celestica for each common share of MSL. Preferred shareholders of MSL were entitled to receive cash or, at the holder's election, subordinate voting shares of Celestica. The Company issued approximately 14.1 million subordinate voting shares to the common shareholders and certain preferred shareholders of MSL, including a cash consideration of approximately $51.6 million to certain of MSL's preferred shareholders. The acquisition closed in March 2004.

        Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and company acquisitions. Celestica identifies possible acquisitions that would enhance its global manufacturing network, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to actively pursue and consider other acquisition opportunities.

A.    Operating Results

        Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, geographic manufacturing mix and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour, the costs of transferring and ramping up programs, and other factors. Weak end-market conditions began to emerge in early to mid-2001 and have continued through 2003 for most of the Company's communications and computing industries customers. This has resulted in customers rescheduling or canceling orders which have negatively impacted Celestica's results of operations.

        The higher cost manufacturing geographies in Europe and North America experienced the greatest declines in revenue and operating profits due to declining volumes, significant pricing pressures and inefficiencies associated with the Company's product transfer activities to lower cost manufacturing sites. The Company's Asian operations had production levels that enabled the region to maintain profitability throughout 2003. Asia benefited from higher demand and from product transfers from Europe and North America, as customers wanted the benefits of that region's lower cost structure.

        The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

	Year ended December 31
	2001	2002	2003
Revenue	100.0%	100.0%	100.0%
Cost of sales	92.9	93.3	96.1

Gross profit	7.1	6.7	3.9
Selling, general and administrative expenses	3.2	3.4	3.7
Research and development costs	0.2	0.2	0.4
Amortization of goodwill and intangible assets	1.3	1.2	0.7
Integration costs related to acquisitions	0.2	0.2	—
Other charges	2.7	8.2	2.6

Operating loss	(0.5)	(6.5)	(3.5)
Interest income, net	(0.1)	(0.0)	(0.1)

Loss before income taxes	(0.4)	(6.5)	(3.4)
Income taxes (recovery)	0.0	(1.1)	0.5

Net loss	(0.4)%	(5.4)%	(3.9)%

  Revenue

        Revenue decreased 19%, to $6.7 billion in 2003 from $8.3 billion in 2002. The most significant factors causing the decline were the reductions in volume as a result of the prolonged weakened end-market conditions and reduced prices on components and services caused by continued excess capacity in the EMS industry. The reductions in volume accounted for approximately 75% of the revenue decrease and the rest was reduced pricing driven primarily by lower component costs.

        Celestica currently manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. The following table is a breakdown of revenue by reporting segment:

	Year ended December 31
	2001	2002	2003
	(in billions)
Americas	$6.3	$4.6	$3.1
Europe	3.0	1.8	1.4
Asia	1.0	2.1	2.5
Inter-segment	(0.3)	(0.2)	(0.3)

Total	$10.0	$8.3	$6.7

        Revenue from the Americas operations decreased 33% from 2002. Revenue from European operations decreased 22% from 2002. Operations in the Americas and Europe were significantly impacted by customer order reductions due to the downturn in end-market demand for their products as well as severe pricing pressures. The Company has completed the majority of its plans to reduce its manufacturing capacity in these geographies by downsizing and/or closing facilities. In addition, the customers' continued demands for significantly lower product manufacturing costs has resulted in the transfer of programs from higher cost geographies to lower cost geographies, which further reduced the revenue in these higher cost geographies. Revenue from Asian operations increased 17% from 2002. The Company's Asian operations have benefited from new business wins, the transfer of production from other geographies and the flow-through of acquisitions. Offsetting this is the impact of continued softness in end markets and pricing pressures. Of the net increase in Asian revenue, approximately half resulted from the transfer of programs and from the flow-through of the acquisition in Japan which closed on March 31, 2002.

        In 2002, revenue decreased 17% from 2001, primarily due to a reduction in base business volumes as a result of the prolonged weakened end-market conditions. Excess capacity in the EMS industry put pressure on pricing for components and services, also reducing revenue. Revenue from the Americas operations decreased 27% from 2001. Revenue from European operations decreased 40% from 2001. Americas and European operations were hardest hit by customer cancellations and delays of orders because of the downturn in end-market demand for their products, as well as the customers' demands for lower product manufacturing costs. The Company had initiated restructuring actions in 2002 to reduce the manufacturing capacity in these geographies, which included downsizing and closure of manufacturing facilities. The restructuring actions also included transferring programs from higher cost geographies to lower cost geographies. Revenue from Asian operations increased 113% from 2001, primarily due to acquisitions and an increase in base business volumes.

        The industry market segmentation as a percentage of revenue for 2003 is: enterprise communications — 25%, telecommunications — 23%, servers — 22%, storage — 13%, other — 10%, and workstations and PCs — 7%. At the beginning of 2003, as the Company continued to diversify into new markets, it separated its communications market segment into enterprise and telecommunications and also separated storage from other. The prior year's comparatives have not been adjusted to reflect the new market segmentation. The industry market segmentation as a percentage of revenue for 2002 is: communications — 45%, servers — 26%, storage and other — 22%, and workstations and PCs — 7%. For 2001, the industry market segmentation as a percentage of revenue is: communications — 36%, servers — 31%, storage and other — 18%, and workstations and PCs — 15%. Historically, revenue is highest in the fourth quarter, with the exception of 2002, when the Company was hardest hit by the downturn. Throughout 2003, revenue continued to improve sequentially each quarter, with a 17% increase in the fourth quarter of 2003 over the third quarter.

        The following customers represented more than 10% of total revenue for each of the indicated periods:

Year ended December 31
	2001	2002	2003
Sun Microsystems	X	X	X
IBM	X	X	X
Lucent Technologies	X	X	X
Cisco Systems			X

        Celestica's top ten customers represented in the aggregate 73% of total revenue in 2003, compared to 85% in 2002 and 84% in 2001. There has been a steady decline in revenue from the Company's top three customers over the past year, as their volumes were most negatively impacted by the broad-based reductions in corporate spending for computing and communications infrastructure products. At the same time, the Company has been focused on diversifying its customer base by adding new customers in areas outside of the traditional communications and computing markets, such as aerospace and defense, automotive, industrial and consumer. Revenue from its non-top ten customers represented in the aggregate 27% of total revenue in 2003, up from 15% a year ago.

        The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 15 (concentration of risk) and 17 to the 2003 Consolidated Financial Statements.

        The Company believes its growth depends on increasing sales to existing customers for their current and future product generations, and on successfully attracting new customers. Customer contracts can be cancelled and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, the Company has no assurance that any of its current customers will continue to utilize its services, which could have a material adverse effect on the Company's results of operations.

        The Company has also focused on expanding its product and service offerings. During the year, the Company announced that it would make investments to support the Company's reference design activities for next generation servers, workstations and other products. Revenue earned during the year was minimal, however, management expects revenue to increase as the Company expands this new business. The Company's start-up costs for this business negatively impacted the year's results. The cost of the new investments included in cost of sales, selling, general and administrative expenses, and research and development expenses totaled approximately 1% of total revenue.

  Gross profit

        Gross profit decreased 53% to $261.0 million in 2003 from $555.8 million in 2002. Gross margin decreased to 3.9% in 2003 from 6.7% in 2002. Gross margin decreased disproportionately due to the significant reduction in business volumes and corresponding low asset utilization rates, industry pricing pressures, a change in the mix of products manufactured (from higher complexity, higher value-add products to lower complexity, lower value-add products), costs of ramping new customer programs, costs of transferring programs to other geographies and costs to support the new reference design activities. Lower volumes contributed to approximately a 65% decrease in gross profit from 2002, with the remainder, primarily pricing, mix and the cost of new investments, reducing gross profit by approximately a further 20%. This decrease was offset in part by the benefits from the Company's restructuring programs and various other cost reduction initiatives. The benefits from restructuring amounted to approximately $250.0 million in 2003 of which approximately 75% was realized in lower cost of sales.

        The Company's higher cost operations in the Americas and Europe were significantly impacted by reductions in higher complexity and higher value-add products due to the weak demand from the Company's computing and telecommunications customers. As a result of these conditions, volumes declined and pricing pressure increased, driving the majority of the gross margin declines.

        European operations continued to be the most adversely affected by lower utilization levels and higher fixed costs. Most of the planned restructuring actions for Europe were announced by year-end 2003. Although the Company realized some benefits of the restructuring during the latter part of the year, further savings are expected to be realized in 2004, as the Company completes its planned restructuring actions by mid-2004. Americas operations have also been affected by significant volume reductions, the cost of transferring programs and investments in new product and service offerings, specifically in reference design activities. Asian operations have been affected by program ramping costs and overall pricing pressures offset, in part, by higher production volumes.

        Gross profit decreased 22%, to $555.8 million in 2002 from $712.5 million in 2001. Gross margin decreased to 6.7% in 2002 from 7.1% in 2001, primarily due to the significant reduction in business volumes and industry pricing pressures. European operations were most adversely affected as they were operating at lower levels of utilization and higher fixed costs for the year. The volume reductions tended to impact higher value-add products disproportionately, further adversely affecting the European margins. In addition, costs for the Company's European operations were higher than expected due to delays in transferring programs, the slower pace of restructuring and some process scrap and related inventory issues, in the latter part of the year. The margin declines in the Company's European operations were offset partially by improved margins in the Americas and Asian operations. The Americas improved its operating efficiencies, had higher value-add product mix and benefited from restructuring actions. Asian margins improved on higher volumes and utilization rates.

        By the end of 2003, the Company had transitioned most of its high volume products to lower cost geographies, with approximately 70% of its production facilities in lower cost geographies, up from 50% a year ago. Capacity utilization has improved to between 55% to 60% at the end of 2003 from 45% to 50% at the end of 2002.

        For the foreseeable future, the Company's gross margin is expected to be impacted by product volume and mix, production efficiencies, utilization of manufacturing capacity, geographic manufacturing mix, start-up and ramp-up activities, new product introductions, pricing within the electronics industry, cost structures at individual sites, and other factors, including the overall highly competitive nature of the EMS industry. Over time, margins at individual sites and for the Company as a whole are expected to fluctuate. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth. Through the fourth quarter of 2003, increased volumes and improved capacity utilization have stabilized pricing on components and our services. This, together with the continued restructuring benefits, should add to the Company's future profitability.

  Selling, general and administrative expenses

        Selling, general and administrative (SG&A) expenses decreased 11%, to $249.8 million (3.7% of revenue) in 2003 from $280.3 million (3.4% of revenue) in 2002. SG&A as a percentage of revenue increased as a result of a significant reduction in revenue, higher spending in sales and marketing to support diversified markets, as well as the benefits from the Company's restructuring activities lagging behind the revenue decline. The decrease in SG&A, on an absolute basis, reflects the benefits from the Company's restructuring programs, offset by higher costs, largely to support new products and new markets.

        SG&A expenses decreased 14%, to $280.3 million (3.4% of revenue) in 2002 from $324.3 million (3.2% of revenue) in 2001. SG&A as a percentage of revenue increased as a result of a significant reduction in revenue and the benefits from the Company's restructuring activities lagging behind the revenue decline. The decrease in SG&A, on an absolute basis, reflects the benefits from the Company's restructuring programs and a reduction in spending, which more than offset the increase in expenses due to operations acquired in the latter part of 2001 and in 2002.

  Research and development costs

        Research and development (R&D) increased 32%, to $24.0 million (0.4% of revenue) in 2003 from $18.2 million (0.2% of revenue) in 2002. The increased spending in R&D was principally to support the Company's reference design activities for next generation servers, workstations and other products.

        R&D costs increased slightly to $18.2 million (0.2% of revenue) in 2002, compared to $17.1 million (0.2% of revenue) in 2001.

  Amortization of intangible assets

        Amortization of intangible assets decreased 49%, to $48.5 million in 2003 from $95.9 million in 2002. In the fourth quarter of 2002, the Company recorded an impairment charge to write down its intangible assets. As a result of the write down in 2002, the amortization expense decreased in 2003. The decrease in expense is partially offset by amortization of intangible assets arising from the 2002 acquisitions.

        Amortization of goodwill and intangible assets decreased 23%, to $95.9 million in 2002 from $125.0 million in 2001. The decrease in amortization is the result of a change in accounting for goodwill, offset in part by the amortization of intangible assets arising from the 2001 and 2002 acquisitions. Effective January 1, 2002, the Company adopted the new accounting standards for goodwill and discontinued amortization of all goodwill effective that date. Amortization of goodwill for 2001 was $39.2 million. See note 2(q)(i) to the 2003 Consolidated Financial Statements for the impact of the change in policy on net loss and per share calculations.

  Integration costs related to acquisitions

        Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers, and the salaries of personnel directly involved with integration activities. All of the integration costs incurred are related to newly acquired facilities, and not to the Company's existing operations.

        There were no integration costs in 2003, compared to $21.1 million in 2002 and $22.8 million in 2001. Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

  Other charges

	Year ended December 31
	2001	2002	2003	Total
	(in millions)
2001 restructuring	$237.0	$1.9	$7.9	$246.8
2002 restructuring	—	383.5	15.7	399.2
2003 restructuring	—	—	71.3	71.3

Total restructuring	$237.0	$385.4	$94.9	$717.3
2002 goodwill impairment	—	203.7	—	203.7
Other impairment	36.1	81.7	82.8	200.6
Deferred financing costs and debt redemption fees	—	9.6	1.3	10.9
Gain on sale of surplus land	—	(2.6)	(3.6)	(6.2)

	$273.1	$677.8	$175.4	$1,126.3

        Further details of the other charges are included in note 11 to the 2003 Consolidated Financial Statements and note 6 to the December 31, 2003 Interim Consolidated Financial Statements.

        To date, the Company has recorded charges in connection with three separate restructuring plans in response to the challenging economic climate. These actions, which included reducing workforce, consolidating facilities and changing the number and location of production facilities, were largely intended to align the Company's capacity and infrastructure to anticipated customer requirements for more capacity in lower cost regions, as well as to rationalize its manufacturing network to the lower demand levels. The Company has recorded charges totaling $246.8 million for its 2001 restructuring plan, $399.2 million for its 2002 restructuring plan and $71.3 million relating to its 2003 restructuring plan.

        The Company recorded a combined total of $717.3 million for its three restructuring plans. The focus of these restructuring plans was on the Americas and Europe, as they were hit the hardest by the downturn. A total of 18,510 employees have been released from the business as of December 31, 2003. Approximately 620 employee positions remain to be eliminated by mid-2004. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. A total of 29 facilities were closed or downsized in the Americas and Europe, which included the transfer of programs from these higher cost geographies to lower cost geographies. The remaining lease facilities costs are estimated to be paid out through 2015. All cash outlays are expected to be funded from cash on hand.

        The Company has benefited and expects to continue to benefit from the restructuring measures taken in prior years through reduced depreciation, lease and labour costs in cost of sales and SG&A expenses, and reduced amortization of intangibles. These benefits amounted to approximately $250 million in 2003, of which approximately 75% was realized in lower cost of sales and the balance in lower SG&A and amortization of intangibles. The Company has completed the major components of the 2001 and 2002 restructuring plans, except for certain employee terminations in the Americas and certain long-term lease and other contractual obligations. The Company expects to complete the remaining 2003 restructuring actions in Europe by mid-2004.

        The Company will continue to evaluate its operations, and could propose future restructuring actions as a result of changes in the marketplace. See "— Recent Development."

        The Company conducts an annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond with its planning cycle, absent any triggering factors which would have necessitated a review earlier in the year. In the course of finalizing its annual plans, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, have significantly impacted forecasted revenue and have reduced the net cash flows for certain sites, resulting in impairment when compared to the carrying value of long-lived assets including intangible assets and capital assets. In the fourth quarter of 2003, the Company recorded non-cash charges against intangible assets of $25.3 million, and $57.5 million against capital assets, which included an impairment of $14.3 million relating to the purchase of a leased facility. In the fourth quarter of 2002, the Company recorded non-cash charges of $203.7 million against goodwill, $69.0 million against intangible assets, and $12.7 million against capital assets. In 2001, the Company recorded non-cash charges totaling $36.1 million, primarily against goodwill, intangible assets and other assets.

        The Company may continue to experience goodwill and long-lived asset impairment charges in the future as a result of changes in the electronics industry, customer demand and other market conditions, which may have a material adverse effect on the Company's financial condition.

  Interest income, net

        Interest income in 2003 decreased to $9.4 million compared to $17.2 million in 2002. The reduction in interest income in 2003 is due to lower cash balances being invested at lower interest rates compared to 2002. Interest income was offset by interest expense of $5.4 million in 2003, compared to $16.1 million in 2002.

        Interest income in 2002 amounted to $17.2 million, compared to $27.7 million in 2001. Interest income decreased for 2002 compared to 2001, primarily due to lower interest rates on cash balances. Interest income was offset by interest expense incurred on the Company's Senior Subordinated Notes and debt facilities. Interest expense decreased from $19.8 million in 2001 to $16.1 million in 2002, due to the redemption of the Senior Subordinated Notes in August 2002.

  Income taxes

        Income tax expense in 2003 was $33.1 million on a net loss before tax of $232.7 million, compared to a recovery of $91.2 million on a net loss before tax of $536.4 million in 2002. The effective tax rate for 2003 was negative 14.2%, compared to an effective tax rate of 17% in 2002. The tax rate and resulting tax expense were impacted by the increase in the valuation allowance, primarily recorded against existing European deferred tax assets ($35.3 million) and 2003 European restructuring charges and European operating losses.

        In addition, the Company's effective tax rate is impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2004 and 2012 — see note 12 to the 2003 Consolidated Financial Statements), restructuring charges, operating losses, the time period in which losses may be used under tax laws, and the impairment of deferred income tax assets. The tax benefit arising from the tax holidays and tax incentives is approximately $17.6 million, or $0.08 diluted per share, for 2003 and $24.9 million, or $0.11 diluted per share, for 2002. Such tax holidays are subject to conditions with which the Company expects to continue to comply.

        The net deferred income tax asset for 2003 of $225.0 million ($274.3 million as at December 31, 2002) arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, and the character of the income tax assets and tax planning strategies, management has determined that a valuation allowance of $185.3 million is required in respect of its deferred income tax assets as at December 31, 2003 ($76.6 million as at December 31, 2002). In order to fully utilize the net deferred income tax assets of $225.0 million, the Company will need to generate future taxable income of approximately $642.5 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2003.

Unaudited quarterly financial highlights

	2002				2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions, except per share amounts)
Revenue	$2,151.5	$2,249.2	$1,958.9	$1,911.9	$1,587.4	$1,598.4	$1,634.8	$1,914.8
Cost of Sales	$1,999.4	$2,087.2	$1,827.6	$1,801.6	$1,511.7	$1,549.6	$1,570.5	$1,842.6
Gross Profit %	7.1%	7.2%	6.7%	5.8%	4.8%	3.1%	3.9%	3.8%
Net earnings (loss)	$39.7	$40.4	$(90.6)	$(434.7)	$3.4	$(39.6)	$(64.8)	$(164.8)
Weighted average # of shares outstanding (in millions)
— basic	229.8	230.2	230.1	229.0	227.0	218.0	211.8	209.3
— diluted	236.8	236.0	230.1	229.0	230.2	218.0	211.8	209.3
Earnings (loss) per share
— basic	$0.15	$0.16	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)
— diluted	$0.15	$0.15	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)

        See "— Capital Resources" for information regarding the impact of foreign currency fluctuations on the Company.

B.    Liquidity and Capital Resources

        In 2003, operating activities utilized $158.5 million in cash, compared to providing $982.8 million in cash in 2002. Cash from operations was negatively impacted by depressed volumes and program transfers. $252.6 million was used to support higher inventory levels. Inventory was purchased earlier in the cycle to ensure adequate supply in response to increased customer demand in the fourth quarter of 2003, as well as to support the increasing sales momentum going into the first quarter of 2004. Investing activities for 2003 included capital expenditures of $175.9 million, primarily to expand manufacturing capacity in Asia and to purchase the building in Fort Collins, Colorado which the Company previously leased. Investing activities for 2002 included capital expenditures of $151.4 million and asset acquisitions of $111.0 million, offset, in part, by proceeds from the sale-leaseback of machinery and equipment, and the sale of the Company's Columbus, Ohio facility.

        The Company continues to focus on efficiency including improving cash cycle days and inventory turns. The Company's average cash cycle, calculated as accounts receivable days plus inventory days minus payable days (defined as current liabilities excluding interest bearing items), for 2003 was 7 days, an improvement of 11 days over 2002.

        The Company continued to reduce the leverage on its balance sheet by repurchasing LYONs in the open market. In 2003, LYONs with a principal amount at maturity of $435.9 million were repurchased at an average price of $512.75 per LYON, for a total cash outlay of $223.5 million. A loss of $2.8 million was recorded for the year. The Company may, from time to time, purchase additional LYONs in the open market. Through December 31, 2003, the Company repurchased LYONs with a total principal amount at maturity of $658.8 million, for a total cash outlay of $323.8 million. The Company currently has pre-approval to spend up to an additional $126.2 million to repurchase LYONs, at management's discretion. The amount and timing of future purchases cannot be determined at this time.

        As at December 31, 2003, the Company has outstanding LYONs with a principal amount at maturity of $1,154.7 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $661.4 million. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof. See further details in note 8 to the 2003 Consolidated Financial Statements.

        In April 2003, Celestica amended its Normal Course Issuer Bid (NCIB) to permit it to repurchase up to 10% of the public float, or 18.6 million subordinate voting shares, for cancellation, over a period from August 1, 2002 to July 31, 2003. This program was completed in July 2003. In July 2003, Celestica filed a new NCIB to repurchase up to an additional 10% of the public float, or 17.0 million subordinate voting shares, for cancellation, over a period from August 1, 2003 to July 31, 2004. Under these programs, shares are purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding subordinate voting shares. A copy of the notices relating to the two NCIB programs may be obtained from Celestica, without charge, by contacting the Company's Investor Relations department at clsir@celestica.com. In 2003, the Company repurchased 20.6 million subordinate voting shares at a weighted average price of $13.35 per share. All of these transactions were funded with cash on hand. Through December 31, 2003, a total of 22.6 million subordinate voting shares have been repurchased pursuant to these NCIBs.

        As of December 31, 2003, the Company had 169.8 million outstanding subordinate voting shares and 39.1 million outstanding multiple voting shares.

        In 2002, Celestica redeemed the entire $130.0 million of outstanding Senior Subordinated Notes which were due in 2006 and paid the contractual premium of 5.25%, or $6.9 million, on redemption.

        Since the Company began its share and debt repurchase activities in the third quarter of 2002, a total of $768.1 million was spent to repurchase senior subordinated notes, subordinate voting shares and LYONs.

Capital Resources

        At December 31, 2003, the Company had two credit facilities: a $500.0 million four-year revolving term credit facility and a $250.0 million (reduced from $350.0 million in October 2003) revolving term credit facility which expire in July 2005 and October 2004, respectively. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and, a change in control is an event of default. The Company does not currently anticipate requiring any borrowings from the credit facilities to support existing operations. Based on the required minimum financial ratios, at December 31, 2003, the Company is limited by these facilities to approximately $140 million of additional debt incurrence. Additional borrowing amounts would be available to support the funding of acquisitions or to support certain other potential refinancing needs. No borrowings were outstanding under the revolving credit facilities and Celestica was in compliance with all covenants at December 31, 2003.

        Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities which total $55.1 million that are available for operating requirements.

        Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. At December 31, 2003, Celestica had committed $18.7 million in capital expenditures, principally for machinery and equipment and facilities in Asia. The Company expects capital spending for 2004 to be in the range of 1.5% to 2.5% of revenue and it will be funded from cash on hand. In addition, Celestica regularly reviews acquisition opportunities and, as a result, may require additional debt or equity financing.

        The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. As of December 31, 2003, the Company generated cash from the sale of $359.3 million in accounts receivable. The purchaser of the accounts receivable is a division of a Schedule "A" rated Canadian bank, with a Standard and Poor's Rating Service rating of A and Stable outlook, and had assets under management of over $50.0 billion as of the date of its last annual filing. The terms of the arrangement provide that the purchaser may elect not to purchase receivables if Celestica's corporate credit rating falls below BB- as determined by Standard and Poor's Rating Service.

        Celestica's corporate, or senior implied, ratings are BB+ from Standard and Poor's and Ba1 from Moody's Investor Services. During 2003, both Moody's and Standard and Poor's revised their outlook on the Company from stable to negative, as a result of reduced revenue and operating profit performance. A reduction in Celestica's credit ratings could impact Celestica's future cost of borrowing.

        Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various currencies. The majority of the Company's cash balances are held in U.S. dollars. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging programs and does not enter into speculative trades. At December 31, 2003, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $623.2 million with expiry dates up to January 2006. The fair value of these contracts at December 31, 2003 was an unrealized gain of $49.8 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs in the regions in which the Company has manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. In general, these contracts extend for periods of up to 25 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions will be successful. See notes 2(n) and 15 to the 2003 Consolidated Financial Statements.

        As at December 31, 2003, the Company has contractual obligations that require future payments as follows:

	Total	2004	2005	2006	2007	2008	Thereafter
	(in millions)
Long-term debt	$3.4	$2.7	$0.7	$—	$—	$—	$—
Operating leases	255.2	60.8	43.1	30.1	21.8	18.9	80.5

        As at December 31, 2003, the Company has commitments that expire as follows:

	Total	2004	2005	2006	2007	2008	Thereafter
	(in millions)
Foreign currency contracts	$623.2	$585.6	$34.9	$2.7	$—	$—	$—
Letters of credit, letters of guarantee and surety and performance bonds	55.9	32.6	16.9	—	4.0	2.4	—
Capital expenditures	18.7	18.7	—	—	—	—	—

        Cash outlays for the Company's contractual obligations and commitments identified above are expected to be funded by cash on hand. Purchase commitments are not included in the above table as non-cancelable purchase orders are generally short-term in nature and longer term purchase orders are typically cancelable.

        The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. During 2003, the Company made pension contributions of $33.8 million ($13.5 million in 2002), of which $26.7 million was discretionary ($6.7 million in 2002). The Company estimates the 2004 statutory pension contribution to range from $7.0 million to $10.0 million and the voluntary pension contribution to range from $8.0 million to $10.0 million.

        The Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these indemnifications.

        The Company expensed management-related fees of $1.4 million charged by its parent company, based on the terms of a management agreement. See "Related Party Transactions — Interest of Management in Certain Transactions." See note 13 to the 2003 Consolidated Financial Statements.

Controls and Procedures

        The Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the end of the year, and have concluded that such controls and procedures are effective.

        There were no changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, such controls.

Recent Development

        In April, 2004 the Company announced that it would incur an additional pre-tax restructuring charge of between $175.0 million and $200.0 million to be recorded over the next 12 months. The Company expects to reduce its manufacturing footprint and reduce its global workforce by approximately 10% to 15% over the next 12 months. The Company estimates that approximately 75% of the charges will be cash costs.

Recent Accounting Developments

  Stock-based compensation and other stock-based payments:

        Effective January 1, 2003, the Company adopted the revised CICA Handbook Section 3870. See note 2(q)(ii) to the 2003 Consolidated Financial Statements.

  Hedging relationships:

        In January 2002, the CICA issued Accounting Guideline AcG-13. See note 2(r) to the 2003 Consolidated Financial Statements.

  Impairment of long-lived assets:

        In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In December 2002, the CICA issued standards similar to SFAS No. 144. See note 2(j) to the 2003 Consolidated Financial Statements.

  Guarantees:

        In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements." In December 2002, the CICA approved AcG-14 which harmonizes Canadian GAAP to the disclosure requirements of FIN 45. See notes 20(l) and 16 to the 2003 Consolidated Financial Statements.

  Consolidation of variable interest entities:

        In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." See note 20(l) to the 2003 Consolidated Financial Statements. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.

  Restructuring charges:

        In March 2003, the CICA issued EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities." The FASB issued similar standards in July 2002. See notes 2(p) and 20(l) to the 2003 Consolidated Financial Statements.

  Asset retirement obligations:

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations." The FASB issued similar standards in August 2001. See notes 2(r) and 20(l) to the 2003 Consolidated Financial Statements.

  Liabilities and equity:

        In November 2003, the CICA revised Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." See note 2(r) to the 2003 Consolidated Financial Statements.

  Revenue recognition:

        In December 2003, the CICA issued EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables." The FASB has similar standards. See note 2(r) to the 2003 Consolidated Financial Statements.

  Generally accepted accounting principles:

        In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." See note 2(r) to the 2003 Consolidated Financial Statements.

C.    Research and Development, Patents and Licenses, Etc.

        Certain information concerning research and development and intellectual property is set forth in "— Operating Results — Research and development costs" and in Item 4, "Information of the Company — Business Overview — Celestica's Business — Technology and Research and Development."

D.    Trend Information

        During the past three years, economic growth slowed and, in some regions of the world, the economy contracted. The demand for technology products fell significantly and our customers experienced commensurately reduced demand for their products. In turn, we experienced reduced demand for the manufacturing services that we provide. In 2003, the economic environment continued to be uncertain, and we continued to experience limited visibility in end-market demand. Given the difficult economic environment, we have been focused on re-aligning capacity to match current levels of product demand, generating increased levels of cash flow, and improving operating efficiencies. While economic conditions have improved, we intend to continue these activities in 2004 in order to align our cost structure with current revenue levels. There continues to be a significant number of outsourcing opportunities and we are well positioned to participate further in the trend towards increased outsourcing by OEMs. If, however, economic conditions were to deteriorate significantly beyond current expectations, we would likely continue reducing capacity to match reduced levels of demand.

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

Name	Age	Position with Celestica
Robert L. Crandall	68	Chairman of the Board and Director
William A. Etherington	62	Director
Richard S. Love	66	Director
Anthony R. Melman	56	Director
Gerald W. Schwartz	62	Director
Charles W. Szuluk	61	Director
Don Tapscott	56	Director
Stephen W. Delaney	44	Chief Executive Officer
J. Marvin MaGee	51	President
Anthony P. Puppi	46	Chief Financial Officer
Neo Kia Quek	56	President, Asia Operations
John Boucher	44	President, Americas Operations
Peter J. Bar	46	Senior Vice President and Corporate Controller
Arthur P. Cimento	46	Senior Vice President, Corporate Strategies
Elizabeth L. DelBianco	44	Senior Vice President, Chief Legal Officer and Corporate Secretary
Iain S. Kennedy	42	Group Executive, Global Supply Chain and Information Technology
Lisa J. Colnett	46	Senior Vice President, Human Resources
Paul Nicoletti	36	Senior Vice President and Corporate Treasurer
Rahul Suri	39	Senior Vice President, Corporate Development

        The following is a brief biography of each of Celestica's directors and senior officers:

        Robert L. Crandall was appointed Chairman of the Board of Celestica in January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall has been a director of Celestica since July 1998. He is also a director of Air Cell Inc., Anixter International Inc., the Halliburton Company and i2 Technologies Inc. He is also a member of the Advisory Council of American International Group, Inc. and of the Federal Aviation Administration Management Advisory Committee. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

        William A. Etherington is director and the Non-Executive Chairman of the Board of Canadian Imperial Bank of Commerce. He also serves on the boards of Allstream Inc., Dofasco Inc., MDS Inc. and The Relizon Company (private equity). Mr. Etherington has been a director of Celestica since October 2001. He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964, Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

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

        Anthony R. Melman is Managing Director of Onex and has been a director of Celestica since 1996. Dr. Melman joined Onex in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce, in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

        Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, Phoenix Entertainment Corp. and Vincor International Inc., and Chairman of Loews Cineplex Entertainment Corporation. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews, The Board of Associates of the Harvard Business School and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, and a Doctor of Laws (Hon.) from St. Francis Xavier University.

        Charles W. Szuluk, formerly an officer of Ford Motor Company, was President of Visteon Automotive Systems, and a former Group Vice President. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

        Don Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business. Mr. Tapscott is President of New Paradigm Learning Corporation — a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. Mr. Tapscott has been a director of Celestica since September 1998. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

        Stephen W. Delaney has been Celestica's Chief Executive Officer since January 2004. Mr. Delaney is responsible for charting Celestica's course and overall company strategy. Prior to this position, he was the President, Americas operations, where he was responsible for Celestica's operations in the region. Before joining Celestica in 2001, Mr. Delaney was the Vice President and General Manager of Interior and Exterior Systems Business at Visteon Automotive Services, where he was responsible for a division with 25 plants and 25,000 employees spanning North and South America, Europe, and Asia. Prior to joining Visteon in 1997, as Vice President of Supply, Mr. Delaney held executive and senior management roles in the operations of AlliedSignal's Electronic Systems business, Ford's Electronics Division, and IBM's Telecommunications division. Mr. Delaney holds a Masters degree in Business Administration from Duke University in North Carolina and a Bachelor of Science degree in Industrial Engineering from Iowa State University.

        J. Marvin MaGee has been President of Celestica since February 2001. In his current role, he is responsible for Celestica's worldwide business development including Regional Sales, Global Customer Accounts, Diversified Markets and Marketing and Sales. Previously he served as President and Chief Operating Officer of Celestica from February 2001 until April 2004. Prior to that, he held the position of Executive Vice President, Worldwide Operations since October 1999. Mr. MaGee joined the company in January 1997, as Senior Vice President, Canadian Operations. Before joining Celestica, he spent 18 years with IBM Canada where he held a number of executive positions in manufacturing and development, with assignments in Canada and the United States. Mr. MaGee holds a Bachelor of Science degree in Mechanical Engineering from the University of New Brunswick and a Master of Business Administration degree from McMaster University.

        Anthony P. Puppi has been the Chief Financial Officer of Celestica since its establishment and was a Director of Celestica from October 1996 to April 2002. Mr. Puppi is responsible for Celestica's global financial activities. He was appointed Executive Vice President in October 1999, and served as General Manager, Global Services from January 2001 until April 2004. From 1980 to 1992, he held positions of increasing financial management responsibility with IBM Canada. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University.

        Neo Kia Quek has been the President, Asia of Celestica since September 2002. He is responsible for Celestica's operations in China, Hong Kong, Indonesia, Japan, Malaysia, Singapore and Thailand. Prior to that, Mr. Quek was Senior Vice President, Asia Operations from February 2000. Before joining Celestica in 1999, he was the Senior Vice President of Asia Operations for IMS. Mr. Quek has over 25 years direct high-tech experience and, over the course of his career, has held positions at Intel, Seagate, National Semi-conductor, GE, SCI Systems and Siemens in operations, repair services, process engineering, quality assurance and power. Mr. Quek holds a Bachelor degree in Management Studies from the Management Institute of Singapore.

        John Boucher joined Celestica in March 2004. He currently holds the position of President, Americas Operations, and is responsible for all manufacturing operations in Canada, the U.S., Mexico and Brazil. Prior to joining Celestica, he was Group Vice President, Electronics Manufacturing Services Operations, MSL since 2003. Prior to that, Mr. Boucher was Corporate Vice President, Global Supply Chain Management since 1999. Before joining MSL in 1995 as part of the company's founding team, Mr. Boucher managed the start up of after-market operations at Circuit Test Inc. Prior to that, he spent over 17 years with Digital Equipment Corporation, where he held a number of senior management positions. Mr. Boucher's educational background includes: the Executive Program in International Management, Babson College, Wellesley, Massachusetts; the Professional Enrichment program Boston University; and Fitchburg State College, Business Management program.

        Peter J. Bar has been Corporate Controller of Celestica since February 1999 and was appointed Senior Vice President in April 2004. He joined Celestica in March 1998, as Vice President, Finance — Power Systems. Prior to joining Celestica, Mr. Bar was the Director of Finance for the Personal Systems Group of IBM Canada.

During his 14-year career in the information technology industry, he has served in several senior management positions for both IBM Canada and IBM's headquarters in Armonk, New York. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountants designation.

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

        Elizabeth L. DelBianco joined Celestica in February 1998. As the Senior Vice President, Chief Legal Officer and Corporate Secretary, she is responsible for the legal affairs of Celestica on a global basis, including all aspects of regulatory compliance and corporate governance. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. Ms. DelBianco is currently a member of the Continuous Disclosure Advisory Committee to the Ontario Securities Commission. Ms. DelBianco holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        Iain S. Kennedy has been Senior Vice President of Celestica since 1996. He is currently responsible for Celestica's Global Supply Chain Management (SCM) and Information Technology (IT) organizations, which includes maintaining industry-leading performance and deploying a competitive operational strategy across the company's sophisticated global manufacturing network. Previously, he was responsible for the integration of new acquisitions as well as South American Operations from October 2000 until November 2002. Prior to that he led Celestica's Mergers and Acquisitions team from 1996 through September 2000. Mr. Kennedy joined IBM Canada in 1984, and, over the course of his career, has held a number of senior management positions in key areas of the business, including supply chain management, manufacturing operations, business development, and information technology as Chief Information Officer from 1996 to 1998. Mr. Kennedy holds a Bachelor of Science degree in Computer Science from the University of Western Ontario and a Master of Business Administration (Ivey Scholar) degree from the Richard Ivey School of Business, University of Western Ontario.

        Lisa J. Colnett has been a Senior Vice President since October 1996. In her current role as Senior Vice President, Human Resources, she is responsible for Celestica's global human resources programs and practices. Previously, Ms. Colnett served as Senior Vice President, Chief Information Officer and Worldwide Process Management, and was responsible for key functions including information technology and manufacturing. Prior to that, Ms. Colnett headed the Memory Division of Celestica. Ms. Colnett joined IBM Canada in 1981, and, over the course of her career, has had experience in materials logistics, cost engineering, site logistics, manufacturing management and human resources. Ms. Colnett holds a Bachelor of Business Administration degree from the University of Western Ontario.

        Paul Nicoletti has been Corporate Treasurer since September 2002 and was appointed Senior Vice President in April 2004. He is responsible for all corporate finance and treasury-related matters, in addition to global tax and investor relations. Previously, he was Vice President, Global Financial Operations from February 2001, where he led the regional financial organizations on a global basis. Prior to that, from August 1999, he was Vice President, Finance and was responsible for all financial aspects of Celestica's Canadian and Mexico EMS operations. Mr. Nicoletti joined IBM in 1989 and, over the course of his career, has held a number of senior financial roles in business development, planning, accounting, pricing and financial strategies. He was responsible for leading all financial strategies and due diligence relating to the divestiture of Celestica from IBM. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Masters of Business Administration degree from York University.

        Rahul Suri has been Senior Vice President of Celestica since July 2000. In his current role as Senior Vice President, Corporate Development, he is responsible for overseeing and implementing Celestica's corporate development (including acquisitions) strategy and program, and integrating each initiative Celestica completes. Prior to joining Celestica, he worked in a range of related positions, including Managing Director in the Mergers and Acquisitions Group at BMO Nesbitt Burns Investment Banking, and Partner at Davies Ward & Beck (now Davies Ward Phillips & Vineberg LLP). For three years, Mr. Suri was a visiting professor at Queen's University Law School, Ontario where he taught advanced corporate law and mergers and acquisitions to final year students. In 1992, he served as an Advisor to the chairman and the executive director of the Ontario Securities Commission. Mr. Suri has a Master of Arts degree in Law from Cambridge University, England and is qualified as a barrister and solicitor in the Province of Ontario.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.    Compensation

Aggregate Compensation of Directors and Officers

        Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. Under the directors' compensation plan that was in effect until April 2003, eligible directors received an annual retainer fee of $25,000 and a fee of $2,500 for each meeting of the Board of Directors attended and each meeting attended of a committee of the Board of Directors of which the director was a member. In lieu of receiving such retainer and attendance fees in cash, these directors were entitled to elect, at the time they were first elected or appointed to Celestica's Board of Directors, to receive their fees in subordinate voting shares. Directors who joined the Board of Directors at or about the time of Celestica's initial public offering receive an annual retainer and per meeting fee of 2,860 and 286 subordinate voting shares, respectively. In the case of directors who joined the Board after July 2001, the number of shares paid in lieu of cash was calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the NYSE on the date of the meeting, and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last day of the quarter. In addition, Mr. Crandall received an annual grant of 10,000 Performance Share Units under Celestica's Long-Term Incentive Plan, convertible into subordinate voting shares upon his retirement from the Board of Directors in his capacity as Chairman of the Executive Committee.

        In April 2003, the Board of Directors adopted a new directors' compensation plan. Under this plan, directors receive an annual retainer fee of $45,000. The Chairmen of the Audit and Compensation Committees are entitled to an additional annual retainer of $10,000. The Lead Director or non-executive Chairman, who also serves as the Chairman of the Executive and Corporate Governance Committees, receives an additional annual retainer of $30,000. Directors receive a fee of $2,500 for each day of meetings of the Board of Directors attended. Directors who travel outside of their home state or province to attend a meeting are entitled to a travel fee of $2,500. Directors may elect, on an annual basis, to receive all or half of their fees in subordinate voting shares. The number of shares paid in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the NYSE on the date of the meeting and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last day of the quarter. Under the current and previous plans, directors may elect to defer payment of fees taken in the form of subordinate voting shares until such time as they retire from the Board.

        Grants of subordinate voting shares under the directors' compensation plan may not exceed an aggregate of 500,000 subordinate voting shares. At the time they are appointed to the Board, directors are granted an option to acquire 15,000 subordinate voting shares and, thereafter, are granted annually options to acquire 5,000 subordinate voting shares. The Lead Director or non-executive Chairman receives an additional grant of 5,000 options. Options are granted pursuant to the Company's Long-Term Incentive Plan.

        The aggregate compensation paid in 2003 by Celestica to its directors in their capacity as directors was $91,250 and the right to receive, in the aggregate, 24,118 subordinate voting shares and 2,500 Performance Share Units under Celestica's Long-Term Incentive Plan. The delivery of these shares is deferred until the respective directors cease to be directors of Celestica.

        In 2003, eligible directors were issued, in aggregate, options to acquire 45,000 subordinate voting shares, pursuant to the Long-Term Incentive Plan, at an exercise price of $10.62.

        As at December 31, 2003, senior officers and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

Number of Subordinate Voting Shares	Purchase Price Per Share
210,000		$0.925
543,149		$5.00
460,690		$8.75
69,700		$7.50
303,880	C$	18.90
28,600	C$	20.625
70,000		$22.97
466,000	C$	57.845
60,000		$39.03
100,000	C$	60.00
239,000	C$	86.50
59,000		$56.1875
25,000	C$	73.50
100,000		$50.00
459,200	C$	66.06
149,000		$41.89
5,000		$40.06
20,000	C$	34.50
40,000		$23.41
20,000	C$	72.60
40,000		$48.69
20,000	C$	66.78
40,000		$44.23
20,000		$35.95
50,000		$13.10
145,000		$18.66
442,000	C$	29.11
3,000	C$	23.29
5,000		$32.40
8,000	C$	15.35
45,000		$10.62

        These options expire at various dates from June 13, 2006 through April 18, 2013. See "— Share Ownership — Share Purchase and Option Plans" below. See note 9 to the Consolidated Financial Statements in Item 18 for further information about options.

Remuneration of Named Executive Officers

        The following table sets forth the compensation of the Chief Executive Officer of Celestica and the five other most highly compensated executive officers of Celestica during the year ended December 31, 2003 (collectively, the "Named Executive Officers") for services rendered in all capacities during our two most recently completed financial years.

Summary Compensation Table

	Annual Compensation(1)			Long-term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Securities Under Options Granted(2)	Restricted Share Units	All Other Compensation(3)
		($)	($)	(#)	(#)	($)
Eugene V. Polistuk Chairman of the Board and Chief Executive Officer(4)	2003 2002	700,000 700,000	— —	— 150,000	— —	860,296 725,733
Stephen W. Delaney President, Americas(6)	2003 2002	360,000 333,750	— —	200,000(5) 75,000(7)	15,000 —	12,000 7,000
J. Marvin MaGee President and Chief Operating Officer	2003 2002	525,000 525,000	— —	160,000(5) 110,000	— —	38,123 35,534
Anthony P. Puppi Executive Vice President, Chief Financial Officer and General Manager, Global Services	2003 2002	425,000 400,000	— —	160,000(5) 60,000	— —	155,730 132,295
R. Thomas Tropea Vice Chair, Worldwide Marketing and Business Development(8)	2003 2002	400,000 400,000	— —	90,000(5) 45,000	— —	12,000 11,500
Neo Kia Quek President, Asia Operations	2003 2002	310,000 291,827	64,000 —	90,000(5) 55,000	— —	3,973(9) 10,575(9)

(1)
Excludes perquisites and other personal benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2)
See table under "Options Granted During Year Ended December 31, 2003 to Named Executive Officers."

(3)
Represents amounts set aside to provide benefits under Celestica's pension plans (see "— Pension Plans").

(4)
Mr. Polistuk retired from Celestica in January 2004.

(5)
Options granted in January 2004 in relation to 2003. These options are subject to performance conditions as described in "— Annual Incentives."

(6)
Mr. Delaney was appointed Chief Executive Officer on January 28, 2004.

(7)
Includes 25,000 options granted to Mr. Delaney on October 1, 2002 when he assumed responsibility for the Americas.

(8)
Mr. Tropea retired from Celestica in April 2004.

(9)
Amount shown is converted into U.S. dollars from Singapore dollars (S$) at an exchange rate of US$1.00 = S$1.7125, reflecting the March 11, 2004 noon buying rate in New York City for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York.

  Options Granted During Year Ended December 31, 2003 to Named Executive Officers

        The following table sets out options to purchase subordinate voting shares granted by the Company to the Named Executive Officers during the year ended December 31, 2003.

Name	Subordinate Voting Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2003	Exercise Price		Market Value of Subordinate Voting Shares on the Date of Grant		Expiration Date
	(#)		($/share)		($/share)
Eugene V. Polistuk	—	—		—		—	—
Stephen W. Delaney	200,000	4.7%	U.S.$	17.15	U.S.$	17.15	January 31, 2014
J. Marvin MaGee	160,000	3.8%		C$22.75		C$22.75	January 31, 2014
Anthony P. Puppi	160,000	3.8%		C$22.75		C$22.75	January 31, 2014
R. Thomas Tropea	90,000	2.1%	U.S.$	17.15	U.S.$	17.15	January 31, 2014
Neo Kia Quek	90,000	2.1%	U.S.$	17.15	U.S.$	17.15	January 31, 2014

(1)
The options granted are subject to performance conditions and vesting as described in "— Annual Incentives."

  Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2003 for Named Executive Officers

        The following table sets out certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2003 and with respect to subordinate voting shares under option to the Named Executive Officers as at December 31, 2003.

			Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003(1)
	Subordinate Voting Shares Acquired on Exercise
Name		Aggregate Value Realized
			Exercisable(2)	Unexercisable(2)	Exercisable(2)	Unexercisable(2)
Eugene V. Polistuk	—	—	733,333	212,500	$3,131,888	—
Stephen W. Delaney	—	—	88,750	126,250	$12,313	$36,938
J. Marvin MaGee	—	—	341,132	160,000	$1,104,299	—
Anthony P. Puppi	—	—	249,446	83,250	$588,645	—
R. Thomas Tropea	—	—	370,190	72,000	$1,473,761	—
Neo Kia Quek	—	—	366,000	60,500	$3,423,090	$36,938

(1)
Based on the closing price of the subordinate voting shares on the New York Stock Exchange on December 31, 2003 of $15.07.

(2)
Options granted under the ESPO Plans and the Long-Term Incentive Plan. Exercisable options include options that vested January 1, 2004.

Base Salary

        Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices. Celestica references the median level of base salaries at similarly sized companies in the EMS industry and closely related industries in the U.S.

        Base salaries are reviewed annually and adjusted as appropriate. Although base salaries are not directly linked to specific corporate performance, Celestica considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments to them. For example, in response to a difficult economic environment in 2001, 2002 and 2003 and Celestica's relative performance in that environment, a general salary freeze was in place for executives during that period. As noted above, however, an important element of Celestica's compensation philosophy is compensating executive officers at a level and in a manner that ensures Celestica is capable of attracting, motivating, and retaining individuals with exceptional executive skills and abilities. Accordingly, in order to keep salaries at competitive levels relative to the marketplace, the Compensation Committee expects to approve salary increases in 2004.

Annual Incentives

        Designated executives of Celestica participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to Celestica's meeting or exceeding preset targets for financial and customer results, individual performance and Celestica's performance relative to our direct competitors on key financial metrics. The Chief Executive Officer and the President evaluate each executive's individual performance in accordance with our stated values, teamwork and the executive's key accomplishments. The Board of Directors evaluates the Chief Executive Officer. Based on this individual assessment, the amount of the executive's earned award may increase or decrease by as much as 50%. The Compensation Committee evaluates our performance relative to that of specific direct EMS competitors based on defined performance metrics. Based on that analysis, the amount available to be paid out under the plan may decrease to zero or increase by as much as 100%. Based on our performance in 2003 relative to that of our competitors on the designated metrics, the Compensation Committee determined that no payouts would be made under the Executive Team Incentive Plan. However, the Committee authorized a special bonus for N.K. Quek, President of Celestica's Asia region, to recognize an exceptional individual contribution.

        All executives not participating in the Executive Team Incentive Plan and most non-executive employees participate in the Celestica Team Incentive Plan. Awards under this plan are based on financial performance, customer satisfaction results and individual performance. Under Celestica's Performance and Development Plan, each participant establishes personal objectives at the beginning of each year that are aligned with Celestica's annual business objectives. At the end of the year, each participant's accomplishments and results with respect to his or her objectives are reviewed and assessed by his or her manager. The participant's rating is then used in the determination of the actual award to be paid. A partial bonus was paid to most business units in 2003. Some employees received above target payments based on achievement of business unit objectives.

Pension Plans

        Messrs. Puppi and MaGee each participate, and Mr. Polistuk participated, in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Customs and Revenue Agency maximum pension benefits.

        Mr. MaGee participates only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 6% of earnings annually on behalf of Mr. MaGee.

        Mr. Puppi participates, and Mr. Polistuk participated, only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Plan is of a modified career average design with benefits based on a three-year earnings average to December 31 of a designated base year (the "Base Year"). In 2003, the Base Year was updated to December 31, 2002 and may be updated from time to time until December 31, 2009. The formula for calculating benefits for the period after October 22, 1996 is the greater of 1.2% of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

        The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Canadian Pension Plan Table(1)(2)

	Years of Service
Earnings Average
	20	25	30	35
$400,000	$113,000	$142,000	$170,000	$170,000
$600,000	$171,000	$214,000	$257,000	$257,000
$800,000	$229,000	$287,000	$344,000	$344,000
$1,000,000	$287,000	$359,000	$431,000	$431,000
$1,200,000	$345,000	$432,000	$518,000	$518,000
$1,400,000	$403,000	$504,000	$605,000	$605,000
$1,600,000	$461,000	$577,000	$692,000	$692,000
$1,800,000	$519,000	$649,000	$779,000	$779,000

(1)
This table assumes total of retirement age and years of service is greater than or equal to 80.

(2)
All amounts are shown converted into U.S. dollars from Canadian dollars at an exchange rate of US$1.00 = C$1.30.

        As at December 31, 2003, Messrs. Polistuk and Puppi had completed 35 and 24 years of service, respectively.

        During the year ended December 31, 2003, Celestica accrued an aggregate of $1,054,149 to provide pension benefits for Messrs. Polistuk, Puppi and MaGee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2003 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and MaGee pursuant to any other plans.

        Mr. Delaney participates, and Mr. Tropea participated, in the "U.S. Plan." The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation. Celestica may make contributions for the benefit of eligible employees.

        During the year ended December 31, 2003, Celestica contributed $24,000 in the aggregate to the U.S. Plan for the benefit of Messrs. Tropea and Delaney. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2003 for the purpose of providing pension, retirement or similar benefits for Messrs. Tropea and Delaney.

        Mr. Quek participates in the "Singapore Plan". The Singapore Plan is a deferred salary arrangement under the Central Provident Fund Act (Singapore). Under the Singapore Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation, but up to a specified limit. Celestica may make contributions for the benefit of eligible employees. Celestica contributed $3,973 for Mr. Quek in 2003.

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

Board Committees

        The Board of Directors has established four standing committees, each with a specific mandate. The Executive Committee, Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee are each composed of independent directors.

  Executive Committee

        Subject to the limitations set out in subsection 127(3) of the Business Corporations Act (Ontario), the Board of Directors has delegated to the Executive Committee the powers to consider and approve certain matters relating to the management of Celestica subject to any regulations or restrictions that may from time to time be made or imposed upon the Executive Committee by the Board of Directors. The members of the Executive Committee are Mr. Crandall and Dr. Melman.

  Audit Committee

        The Audit Committee consists of Mr. Crandall, Mr. Etherington and Mr. Tapscott, all of whom are independent directors. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it may consider appropriate. The Audit Committee annually reviews and approves the mandate and plan of the internal audit department. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. Etherington, Mr. Szuluk, Dr. Melman and Mr. Tapscott, all of whom are unrelated directors. Although Dr. Melman would not be an independent director under the rules of the New York Stock Exchange (the "NYSE Rules") because he is an officer of Onex, Dr. Melman's membership on the Compensation Committee is consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the compensation committee of a company that it controls. It is the responsibility of the Compensation Committee to define and communicate compensation policy and principles that reflect and support the Company's strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors the Company's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; recommend to the Board of Directors the compensation of the Chief Executive Officer based on the Board of Directors' assessment of the annual performance of the Chief Executive Officer; review and recommend to the Board of Directors the compensation of the Named Executive Officers and other senior executives whose compensation is subject to review by the Board of Directors; review the Company's succession plans for key executive positions; and review and approve material changes to the Company's organizational structure and human resource policies.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love, Dr. Melman and Mr. Tapscott, all of whom are unrelated directors. Although Dr. Melman would not be an independent director under the NYSE Rules because he is an officer of Onex, Dr. Melman's membership on the Nominating and Corporate Governance Committee is consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the nominating and corporate governance committee of a company that it controls. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the Chief Executive Officer relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.    Employees

        Celestica has over 40,000 permanent and temporary (contract) employees worldwide as at December 31, 2003. The following table sets forth information concerning our employees by geographic location:

	Number of Employees
Date
	Americas	Europe	Asia
December 31, 2001	17,500	7,500	15,000
December 31, 2002	14,500	6,000	19,500
December 31, 2003	13,000	5,500	21,500

        During the year ended December 31, 2003, approximately 10,000 temporary (contract) employees were engaged by Celestica worldwide. During the year ended December 31, 2003, approximately 3,600 employees were terminated as a result of restructuring actions announced during the year. See note 11 to the Consolidated Financial Statements in Item 18 for further information on the restructuring.

        The number of employees in the Americas and Europe has decreased from December 31, 2001 to December 31, 2003 due to the downsizing or closure of some of our facilities and the transfer of production from higher cost geographies to lower cost geographies. The number of employees in Asia has increased from December 31, 2001 to December 31, 2003 due to the increase in business in Asia, the transfer of production from other geographies and from our acquisition in Japan which closed March 2002.

        Certain information concerning employees is set forth in Item 4, "Information on the Company — Business Overview — Human Resources."

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at March 11, 2004 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS", subordinate voting shares are referred to as "SVS", and Celestica's Liquid Yield Option™ Notes due 2020 are referred to as "LYONs."

Name of Beneficial Owner(1)	Voting Shares			Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(2)	132,500	SVS		*	*	*
	15,130	LYONs	(3)	*	*	*
William E. Etherington(4)	23,750	SVS		*	*	*
Richard S. Love(5)	116,520	SVS		*	*	*
Anthony R. Melman(6)(7)	450,000	SVS		*	*	*
Gerald W. Schwartz(6)(8)	39,065,950	MVS		100.0%	18.7%	85.2%
	3,360,935	SVS		2.0%	1.6%	*
Charles W. Szuluk(9)	5,000	SVS		*	*	*
Don Tapscott(10)	111,250	SVS		*	*	*
Stephen W. Delaney	116,303	SVS		*	*	*
J. Marvin MaGee	382,382	SVS		*	*	*
Anthony P. Puppi	380,538	SVS		*	*	*
R. Thomas Tropea	450,190	SVS		*	*	*
Eugene V. Polistuk	895,892	SVS		*	*	*
Neo Kia Quek	427,250	SVS		*	*	*
All directors and executive officers as a group (21 persons, including above)(11)	39,065,950 7,521,523	MVS SVS		100.0% 4.4%	18.7% 3.6%	85.2% *
Total percentage of all equity shares and total percentage of voting power					22.3%	85.8%

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

(2)
Includes 112,500 subordinate voting shares subject to exercisable options.

(3)
Each LYON is convertible into 5.6748 subordinate voting shares at the option of the holder.

(4)
Includes 13,750 subordinate voting shares subject to exercisable options.

(5)
Includes 111,250 subordinate voting shares subject to exercisable options.

(6)
The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(7)
Includes 274,588 subordinate voting shares owned by Onex which are subject to options granted to Dr. Melman pursuant to certain management investment plans of Onex.

(8)
Includes 188,744 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Mr. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares, with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex.

(9)
Represents 5,000 subordinate voting shares subject to exercisable options.

(10)
Represents 111,250 subordinate voting shares subject to exercisable options.

(11)
Includes 190,200 subordinate voting shares held by Towers Perrin Share Plan Services, in trust for Celestica Employee Nominee Corporation as agent for and on behalf of individual Celestica executives, pursuant to the provisions of Celestica employee benefit plans, and 337,016 subordinate voting shares which are subject to options.

        MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Share Ownership and Option Plans (the "ESPO Plans")

        We have issued subordinate voting shares and have granted options to acquire subordinate voting shares for the benefit of certain of our employees and executives pursuant to the ESPO Plans which were in effect prior to our initial public offering. No further options or subordinate voting shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

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

        Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vested over a period of five years beginning December 31, 1998. All options granted under the ESPO Plans were fully vested as of December 31, 2003. All subordinate voting shares acquired by employees under the ESPO Plans are held either by the employee, or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

        As at March 11, 2004, approximately 6,800 persons held options to acquire an aggregate of approximately 26,639,000 subordinate voting shares. Most of these options were issued pursuant to the ESPO Plan and Long-Term Incentive Plan. The following table sets forth information with respect to options outstanding as at March 11, 2004.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (13 persons in total)	210,000	$0.925	June 13, 1996	June 13, 2006
	267,316	$5.00	During 1997	April 8, 2007
	387,390	$7.50–$8.75	During 1997 and 1998	October 22, 2007 to July 3, 2008
	272,480	C$18.90–$22.97	During 1999	January 1, 2009 to September 20, 2009
	386,000	$39.03/C$57.845	December 7, 1999	December 7, 2009
	105,000	$40.06–C$60.00	During 2000	February 1, 2010 to May 26, 2010
	198,000	$56.1875/C$86.50	December 5, 2000	December 5, 2010
	25,000	C$73.50	March 1, 2001	March 1, 2011
	100,000	$50.00	April 20, 2001	April 20, 2011
	458,200	$41.89/C$66.06	December 4, 2001	December 4, 2011
	490,000	$13.10–C$29.11	During 2002	October 1, 2012 to December 18, 2012
	8,000	C$15.35	April 18, 2003	April 18, 2013
	1,140,000	$17.15/C$22.75	January 31, 2004	January 31, 2014

Directors who are not Executive Officers	143,000	$8.75	During 1998	July 7, 2008
	60,000	$23.41/C$34.50	July 7, 1999	July 7, 2009
	60,000	$48.69/C$72.60	July 7, 2000	July 7, 2010
	60,000	$44.23/C$66.78	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	45,000	$10.62	April 18, 2003	April 18, 2013
All other Celestica Employees (other than IMS, Primetech and MSL) (more than 6,000 persons in total)	2,906,516	$5.00	During 1997	April 8, 2007(1)
	498,728	$7.50–C$14.05	During 1998	April 29, 2008 to November 9, 2008
	752,700	$13.69–C$21.45	January 1, 1999 to March 17, 1999	January 1, 2009 to March 17, 2009
	1,974,429	$39.03/C$57.845	December 7, 1999	December 7, 2009
	554,150	$13.65–C$53.75	During 1999	January 1, 2009 to December 31, 2009
	842,350	$40.06–C$123.65	During 2000	January 1, 2010 to December 31, 2010
	1,992,025	$56.1875/C$86.50	December 5, 2000	December 5, 2010
	918,200	$49.00–C$108.45	During 2001	January 1, 2011 to December 31, 2011
	4,939,902	$41.89/C$66.06	December 4, 2001	December 4, 2011
	424,118	$13.10–C$70.81	During 2002	January 1, 2012 to December 31, 2012
	2,756,948	$18.66/C$29.11	December 3, 2002	December 3, 2012
	285,150	$10.19–C$22.54	During 2003	January 1, 2013 to December 31, 2013
	74,800	$17.11–C$26.47	January 1, 2004 to March 11, 2004	January 1, 2014 to March 11, 2014
	2,758,776	$17.15/C$22.75	January 31, 2004	January 31, 2014
IMS Employees(1)	460,525	$0.925–$13.31	December 30, 1998	June 13, 2006 to December 18, 2008
Primetech Employees(2)	24,436	C$65.91	July 14, 1999	July 14, 2004
	37,319	C$97.73–C$111.36	February 15, 2000 to June 15, 2000	February 15, 2005 to June 15, 2005
	24,365	C$45.45–C$67.05	January 10, 2001 to March 16, 2001	January 10, 2006 to March 16, 2006
MSL Employees(3)	112,722	$10.67–$12.80	January 20, 1995 to November 8, 1999	January 20, 2005 to November 8, 2009
	24,569	$53.33	September 30, 1997	September 30, 2007
	250,330	$13.33–$32.75	December 1, 1999 to December 27, 2000	December 1, 2009 to December 27, 2010
	75,409	$42.67–$78.00	May 1, 2000 to September 25, 2000	May 1, 2010 to September 25, 2010
	1,647,076	$7.47–$25.17	January 8, 2001 to September 8, 2003	January 8, 2011 to September 8, 2013

(1)
Represents options outstanding under certain stock option plans that were assumed by Celestica on December 30, 1998. The original exercise price for these options was based on the NASDAQ market price of IMS common stock at the date of issuance.

(2)
Represents options outstanding under certain stock option plans that were assumed by Celestica on August 3, 2001.

(3)
Represents options outstanding under certain stock option plans that were assumed by Celestica on March 12, 2004.

        Our compensation philosophy is predicated on the belief that broadly based employee participation in share ownership is critical to maintain a common entrepreneurial culture and motivation throughout our operational units, and across functional and geographic boundaries. Accordingly, prior to the completion of our initial public offering, we established the Long-Term Incentive Plan and the Employee Share Ownership Plan.

Long-Term Incentive Plan

        The objectives of Celestica's Long-Term Incentive Plan ("LTIP") are: (i) to align employee interests with those of shareholders; (ii) to reward employees for their contribution to Celestica's success; and (iii) to allow Celestica to attract and retain the qualified and experienced personnel who are critical to Celestica's success. Under the Plan, the board of directors of Celestica may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights ("SARs") to directors, permanent employees and consultants ("eligible participants") of Celestica, our subsidiaries and other companies or partnerships in which Celestica has a significant investment ("affiliated entities"). Since the objectives of the LTIP are to incentive appropriate behaviors over the longer term, the current financial performance of Celestica does not have a direct impact on awards under the LTIP.

        Under the LTIP, up to 29,000,000 subordinate voting shares of Celestica may be issued from treasury. The number of subordinate voting shares which may be issued from treasury under the LTIP to directors is limited to 2,000,000. In addition, Celestica may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market. The LTIP limits the number of subordinate voting shares which may be reserved for issuance to insiders or any one participant pursuant to options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to 10% and 5%, respectively, of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

        Options to acquire subordinate voting shares were issued to directors and an officer substantially concurrently with the completion of the initial public offering with an exercise price equal to the initial public offering price ($8.75). Options issued under the LTIP may be exercised during a period determined under the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the board of directors, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or our affiliated entities. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements.

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the subordinate voting shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. Such amounts may also be payable by the issuance of subordinate voting shares. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

        Under the LTIP, eligible participants may be allocated Performance Units, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date, with such shares to be issued at the market price of subordinate voting shares on the release date. The issue of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the board of directors in its discretion. The number of subordinate voting shares which may be issued from the treasury of Celestica under the performance unit program is limited to 2,000,000 and the number of subordinate voting shares which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

        The interests of any participant under the LTIP or in any option, rights or performance unit are not transferable, subject to limited exceptions.

        The LTIP, or the terms of any option, SAR or performance unit granted thereunder, can be amended by the board of directors, subject to obtaining any required regulatory approvals and participant and shareholder approval where so required.

        Stock options are currently granted annually to eligible employees, under the LTIP, based on the recommendation of the management of each business unit and are subject to the approval of the Chief Executive Officer. The Compensation Committee recommends option grants for our senior executives to the Board of Directors for approval. During the year, Celestica may grant stock options and/or restricted stock units under the LTIP's performance unit program to newly hired employees or in special retention circumstances with the approval of the Chief Executive Officer. The total number of stock options and restricted stock units to be granted in a given year is established after taking into account the number of options and restricted stock units to be granted in that year relative to the total number of shares outstanding (burn rate) as well as the total number of stock options and restricted stock units outstanding relative to the total number of shares outstanding (overhang). Celestica targets a maximum level for both burn rate and overhang after taking into account competitive practice with reference to the comparator group as well as its direct competitors. The Compensation Committee approves the total number of stock options and restricted stock units to be granted in a given year.

        In January 2004, the Board of Directors established performance conditions for option awards to senior executives to align rewards more closely with Celestica performance. These performance-contingent options provide the opportunity for significant gains for superior performance and reduced gain for marginal performance. The option exercise price is equal to the market price of subordinate voting shares at the close of business on the day prior to the grant date (except where a longer period is required by local law.) The options vest over three years and the number vested will vary from 25% to 100% of the eligible options in a given year. The portion of the option grant award that vests each year (and the number of options that may be exercised) is contingent on our rank relative to that of specific direct EMS competitors based on defined performance metrics.

Employee Share Ownership Plan

        The purpose of the Celestica Employee Share Ownership Plan ("CESOP") is to enable eligible employees, including executive officers, and directors ("Eligible Participants") of Celestica to acquire subordinate voting shares, so as to encourage continued employee interest in the operation, growth and development of Celestica. The CESOP enables Eligible Participants to acquire subordinate voting shares from shares acquired by an administrator in the market. Under the CESOP, an Eligible Participant who is an employee may elect to contribute an amount by deduction from each regular payroll, representing no more than 10% of his or her salary. A participant who is a director may elect to designate all or a portion of his or her cash retainer fees, meeting fees, committee or similar fees as a contribution under the CESOP. Celestica will contribute 25% of the amount of employee contributions up to a maximum of 1% of the employee's salary for the relevant payroll period. Unless otherwise determined by Celestica, no Celestica contribution shall be made for contributions by directors. The CESOP provides for vesting conditions relating to shares acquired under the CESOP using Celestica contributions. Under the CESOP, following each payroll period, an administrator acquires in the market subordinate voting shares for the purposes of satisfying purchases by Eligible Participants under the CESOP, using funds contributed by employees and Celestica. The CESOP also provides that participation in the plan by Eligible Participants is not a condition of employment of an Eligible Participant.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at March 11, 2004 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares		Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	39,065,950	MVS	100.0%	18.7%	85.2%
		3,172,191	SVS	1.9%	1.5%	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	39,065,950	MVS	100.0%	18.7%	85.2%
		3,360,935	SVS	2.0%	1.6%	*
FMR Corp.(5)(6)	Indirect	19,399,724	SVS	11.4%	9.3%	1.7%
Total percentage of all equity shares and total percentage of voting power					29.6%	87.2%

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

(2)
The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,284,686 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,755 subordinate voting shares representing an undivided interest of approximately 10.2% in 330,872 subordinate voting shares, and 225,376 subordinate voting shares directly or indirectly held by certain officers of Onex which Onex has the right to vote. Of these shares, 9,214,320 subordinate voting shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by certain subsidiaries of Onex and 1,757,467 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled and the issuer of the debenture or, in the case of an equity forward agreement, Onex does not elect to satisfy its obligations in cash rather than delivering subordinate voting shares, if the issuer or Onex, as the case may be, does not hold a sufficient number of subordinate voting shares to satisfy its obligations, the requisite number of multiple voting shares held by such person will immediately be converted into subordinate voting shares, which will be delivered to satisfy such obligations.

Multiple
voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares and the multiple voting shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex or (ii) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i) "Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation by such person.

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

The
shares Onex owns and the shares Onex has the right to vote represent in the aggregate 85% of the voting power of all Celestica shares. If the issuer of the exchangeable debentures or the party to the equity forward agreements, as the case may be, elects to deliver solely subordinate voting shares and no cash upon the exchange or redemption, or at maturity or acceleration, of the debentures or the settlement of the equity forward agreement, as the case may be, the number of shares owned by Onex, together with those shares Onex has the right to vote, would, if such delivery had occurred on March 11, 2004, represent in the aggregate 80% of the voting interest in our company.

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

(5)
The address of this shareholder is: 82 Devonshire Street, Boston, Massachusetts 02109.

(6)
This information reflects share ownership as of December 31, 2003 and is taken from the Schedule 13G/A filed by FMR Corp. with the SEC on February 16, 2004, a joint filing of FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson and Fidelity Management & Research Company.

        Onex' ownership percentages have not changed materially over the past three years and FMR Corp. only recently became a beneficial owner of 5% or more of our subordinate voting shares.

Holders

        On March 11, 2004, there were approximately 1,865 holders of record of subordinate voting shares, of which approximately 482 holders, holding approximately 52% of the outstanding subordinate voting shares, were resident in the United States.

        On March 11, 2004, there was one holder of record of the Liquid Yield Option™ Notes due 2020; the holder of record was in the United States.

B.    Related Party Transactions

Interest of Management in Certain Transactions

        Celestica and Onex are parties to an Amended and Restated Management Services Agreement dated July 1, 2003 under which Onex has agreed to provide certain strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the agreement including a base fee and a performance incentive fee, if any. The base fee is equal to approximately $500,000 per year, increasing after two years to $1,000,000 per year. The incentive fee payable in any year is tied to company performance. The agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent in the determination of the Board of Directors of Celestica with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's-length to Celestica. The agreement terminates on December 31, 2008, subject to automatic termination 30 days after the first day upon which Onex ceases to hold at least one multiple voting share. In the event of a change of control of Celestica, Onex is entitled to receive an amount equal to the difference between $10,000,000 and the aggregate amount of base fees and incentive fees paid to Onex during the term of the agreement, and no further base or incentive fees are payable thereafter. During 2003, Celestica paid to Onex management-related fees of approximately $1.4 million. The payment obligations under the agreement are not considered to be material to either Celestica or Onex.

Indebtedness of Directors and Senior Officers

        As at March 11, 2004, Celestica had guaranteed $2,383,733 aggregate indebtedness of certain officers and employees of Celestica incurred in connection with the purchase of subordinate voting shares. The security for each of the guaranteed amounts is the purchased subordinate voting shares. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.

Indebtedness of Senior Officers under Securities Purchase Programs(1)

Name and Principal Position	Largest amount outstanding during 2003(1)		Amount outstanding as at March 11, 2004(1)
J. Marvin MaGee President	$187,426		$187,426
R. Thomas Tropea Vice Chair, Worldwide Marketing and Business Development	$491,382		$491,382
Rahul Suri Senior Vice President, Corporate Development	$1,357,186	(2)	$1,365,998	(2)

(1)
All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.3228.

(2)
The amounts outstanding for Mr. Suri as at March 11, 2004 include accrued interest which is owed to Celestica pursuant to an agreement entered into with Mr. Suri in 2000.

        No securities were purchased by any director or officer during 2003 with the financial assistance of Celestica. No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the year ended December 31, 2003.

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

B.    Significant Changes

        See note 22 to the Consolidated Financial Statements in Item 18 for information on significant changes.

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

  The annual high and low market prices for the five most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 1999	$57.00	$12.06	115,803,800
Year ended December 31, 2000	87.88	35.50	268,587,200
Year ended December 31, 2001	76.40	20.69	600,773,000
Year ended December 31, 2002	47.08	9.89	544,198,500
Year ended December 31, 2003	20.29	9.55	392,558,600
	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 1999	C$	82.75	C$	18.40	142,584,064
Year ended December 31, 2000		128.25		51.05	202,303,300
Year ended December 31, 2001		114.00		32.42	323,130,318
Year ended December 31, 2002		75.05		15.78	328,786,676
Year ended December 31, 2003		27.98		13.50	339,281,662

  The high and low market prices for each full fiscal quarter for the two most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2002
First quarter	$47.08	$31.50	140,891,200
Second quarter	36.98	21.10	127,592,000
Third quarter	26.70	12.95	153,715,800
Fourth quarter	19.28	9.89	121,999,500
Year ended December 31, 2003
First quarter	$17.53	$10.31	94,833,400
Second quarter	17.10	9.55	110,120,500
Third quarter	20.29	13.65	98,844,700
Fourth quarter	18.50	12.91	88,760,000
	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2002
First quarter	C$	75.05	C$	49.85	74,912,318
Second quarter		58.98		32.00	67,102,498
Third quarter		41.45		20.60	92,428,385
Fourth quarter		29.99		15.78	94,343,475
Year ended December 31, 2003
First quarter	C$	27.24	C$	15.77	97,605,517
Second quarter		23.15		13.50	91,567,283
Third quarter		27.98		19.01	78,510,142
Fourth quarter		24.00		16.90	71,598,720

  The high and low market prices for each month for the most recent six months

	NYSE
	High	Low	Volume
	(Price per SVS)
November 2003	$16.15	$13.71	24,142,400
December 2003	16.03	13.60	25,822,700
January 2004	21.75	15.11	41,001,500
February 2004	18.88	16.47	21,869,800
March 2004	18.45	15.08	30,111,100
April 2004	20.00	15.88	30,385,900
	TSX
	High		Low		Volume
	(Price per SVS)
November 2003	C$	21.38	C$	17.96	19,316,337
December 2003		20.90		17.95	23,587,194
January 2004		28.40		19.60	39,525,483
February 2004		24.90		21.91	17,996,194
March 2004		24.60		20.08	23,448,471
April 2004		27.10		21.40	25,084,780

        Celestica's Liquid Yield Option™ Notes due 2020, or LYONs, are listed on the NYSE. Liquid Yield Option™ Notes is a trademark of Merrill Lynch & Co., Inc. The market price range of the LYONs on the NYSE for the periods indicated is set forth in the following tables.

  The annual high and low market prices for the LYONs for the three most recent fiscal years

	NYSE
	High	Low
Year ended December 31, 2001	$53.74	$34.56
Year ended December 31, 2002	46.00	33.00
Year ended December 31, 2003	52.50	42.00

  The high and low market prices for the LYONs for each full fiscal quarter for the two most recent fiscal years

	NYSE
	High	Low
Year ended December 31, 2002
First quarter	$41.00	$35.25
Second quarter	46.00	34.00
Third quarter	40.50	33.00
Fourth quarter	44.50	39.25
Year ended December 31, 2003
First quarter	$48.63	$42.00
Second quarter	50.88	45.00
Third quarter	52.50	50.88
Fourth quarter	52.50	50.88

        The high and low market prices for the LYONs for each month for the most recent six months

	NYSE
	High	Low
November 2003	$52.50	$50.88
December 2003	52.50	51.00
January 2004	54.00	51.50
February 2004	53.63	53.00
March 2004	54.00	51.50
April 2004	54.00	51.50

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

  (c)
  one for indemnity of, or insurance for directors, as contemplated under the OBCA; or

  (d)
  one with an affiliate.

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

C.    Material Contracts

        The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report:

Date	Parties	Type	Terms and Conditions	Approximate Consideration
March 31, 2002	Celestica and NEC Corporation	Stock Purchase Agreement	Celestica acquired all the business operations of NEC Miyagi and NEC Yamanashi	$105 million
October 14, 2003	Celestica, MSL Acquisition Sub Inc. and Manufacturers' Services Limited	Agreement and Plan of Merger	Manufacturers' Services Limited merged with and into a wholly-owned subsidiary of Celestica.	$320 million	(1)

(1)
The acquisition closed on March 12, 2004. Celestica issued to the MSL security holders approximately 17.3 million subordinate voting shares (including shares reserved for issuance for outstanding options and warrants) to the common shareholders and certain preferred shareholders of MSL, and cash consideration of approximately $51.6 million.

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, except as described under Item 10(E), "— Taxation," below.

E.    Taxation

Material Canadian Federal Income Tax Considerations

        The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a "U.S. Holder") who acquires subordinate voting shares and who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Income Tax Convention (1980) (the "Tax Treaty"), at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, deals at arm's length and is not affiliated with Celestica, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to whom the subordinate voting shares are designated insurance property (as defined in the Canadian Tax Act).

        This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to April 30, 2004, and Celestica's understanding of the current published administrative practices of the Canada Revenue Agency.

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

  Taxation of Dividends

        By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on subordinate voting shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividends will be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns at least 10% of the voting stock of Celestica. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., generally are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Celestica would not be required to withhold such tax from dividends paid or credited to such organization.

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian Tax Act) (other than treaty-protected property, as defined in the Canadian Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. Provided they are listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which includes the TSX and NYSE), subordinate voting shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to Celestica or the subordinate voting shares are otherwise deemed by the Canadian Tax Act to be taxable Canadian property. Even if the subordinate voting shares are taxable Canadian property to a U.S. Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

Material United States Federal Income Tax Considerations

        The following discussion describes the material United States federal income tax consequences to United States Holders (as defined below) of subordinate voting shares. A United States Holder is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation), partnership or limited liability company created or organized in or under the laws of the United States or of any political subdivision thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has made an election under applicable U.S. Treasury regulations to be treated as a United States person. If a partnership (or limited liability company that is treated as a partnership) holds subordinate voting shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding subordinate voting shares, we suggest that you consult with your tax advisor. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase, hold or dispose of subordinate voting shares. This summary considers only United States Holders who will own subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In this context, the term "capital assets" means, in general, assets held for investment by a taxpayer. Material aspects of U.S. federal income tax relevant to non-United States Holders are also discussed below.

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of April 30, 2004, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker-dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

        This discussion does not address any aspect of U.S. federal gift or estate tax or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold subordinate voting shares through a limited liability company or through a partnership or other pass-through entity (such as an S corporation). For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners. You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the subordinate voting shares.

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

        United States Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income and further limitations may apply under the alternative minimum tax. A United States Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on subordinate voting shares to the extent that he or she has not held the subordinate voting shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a

United States Holder has substantially diminished his or her risk of loss on his or her subordinate voting shares are not counted toward meeting the 16-day holding period.

        Individuals who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2009 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Based upon current Internal Revenue Service pronouncements, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute "qualified dividend income" and the effect of such status on the ability of taxpayers to utilize associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

  Taxation of Disposition of Subordinate Voting Shares

        Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition. A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares." A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate taxpayers. Special rules (and generally lower maximum rates) apply to non-corporate taxpayers in lower tax brackets. Further preferential tax treatment may be available for non-corporate taxpayers who dispose of subordinate voting shares held for over five years. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of subordinate voting shares is subject to limitations. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

  Tax Consequences if We Are a Passive Foreign Investment Company

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, if, in general, either (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in a public offering. If we were a PFIC and a United States Holder did not make an election to treat the company as a "qualified electing fund" and did not make a mark-to-market election, each as described below, then:

  •
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

  •
  the entire amount of gain that is realized by a United States Holder upon the sale or other disposition of shares will also be considered an excess distribution and will be subject to tax as described above; and

  •
  a United States Holder's tax basis in shares that were acquired from a decedent will not receive a step-up to fair market value as of the date of the decedent's death but instead will be equal to the decedent's tax basis, if lower.

        The special PFIC rules will not apply to a United States Holder if the United States Holder makes an election to treat the company as a "qualified electing fund" in the first taxable year in which he or she owns subordinate voting shares and if we comply with reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a United States Holder must file a completed IRS Form 8621 every year.

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

        We believe that we will not be a PFIC for 2004. Based on our current business plan, we do not expect to become a PFIC in the foreseeable future. These conclusions rest, at least in part, on factual issues, including a determination as to value of assets and projections as to our revenue. We cannot assure you that our actual revenues, including our revenues for the remainder of 2004, will be as projected or that a determination as to non-PFIC status would not be challenged by the Internal Revenue Service. Moreover, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

  Tax Consequences for Non-United States Holders of Subordinate Voting Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a non-United States Holder of subordinate voting shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, subordinate voting shares unless:

  •
  the item is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, such item is attributable to a permanent establishment in the United States;

  •
  the non-United States Holder is an individual who holds the subordinate voting shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

  •
  the non-United States Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

  Information Reporting and Back-up Withholding

        United States Holders generally are subject to information reporting requirements and back-up withholding at a current rate of 28% with respect to dividends paid in the United States and on proceeds paid from the disposition of shares, unless the United States Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholdings, and otherwise complies with applicable requirements of the backup withholding rules.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report or is incorporated by reference, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

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

        We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web-site (http://www.sedar.com.)

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        Celestica has entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk in excess of amounts recognized in the balance sheets. The table below provides information about Celestica's foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2003, these contracts had a fair value unrealized gain of U.S.$49.8 million.

	Expected Maturity Date
								Fair Value Gain (Loss)
	2004	2005	2006	2007	2008	Thereafter	Total
Forward Exchange Agreements
Receive C$/Pay U.S.$
Contract amount (in millions)	$251.4	$24.3	$2.7	—	—	—	$278.4	$28.9
Average exchange rate	$0.70	$0.72	$0.63
Receive THB/Pay U.S.$
Contract amount (in millions)	$59.4	—	—	—	—	—	$59.4	$0.8
Average exchange rate	$0.02
Receive £/Pay U.S.$
Contract amount (in millions)	$21.0	$1.8	—	—	—	—	$22.8	$2.7
Average exchange rate	$1.57	$1.65
Receive Mexican Pesos/Pay U.S.$
Contract amount (in millions)	$41.4	$3.2	—	—	—	—	$44.6	$(1.6)
Average exchange rate	$0.09	$0.08
Receive Euro/Pay U.S.$
Contract amount (in millions)	$109.5	$5.6	—	—	—	—	$115.1	$17.3
Average exchange rate	$1.09	$1.14
Receive Singapore $/Pay U.S.$
Contract amount (in millions)	$24.3	—	—	—	—	—	$24.3	$0.6
Average exchange rate	$0.58
Receive Czech Koruna/Pay U.S.$
Contract amount (in millions)	$24.0	—	—	—	—	—	$24.0	$1.6
Average exchange rate	$0.04
Receive Chinese Renminbi/Pay U.S.$
Contract amount (in millions)	$54.6	—	—	—	—	—	$54.6	$(0.5)
Average exchange rate	$0.12

Total	$585.6	$34.9	$2.7	$—	$—	$—	$623.2	$49.8

Interest Rate Risk

        Celestica's existing debt is comprised of capital lease commitments amounting to $3.4 million. These capital lease commitments are not sensitive to changes in interest rates.

Convertible debt (LYONs)

        As of December 31, 2003, we have convertible instruments, with an outstanding principal amount at maturity of $1.2 billion, payable August 1, 2020. We were not exposed to interest rate risk on this debt because (i) the issue price represents a fixed yield to maturity, (ii) the principal payable at maturity is fixed and (iii) the conversion ratio into subordinate voting shares of Celestica is fixed.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        Based on their evaluation of Celestica's disclosure controls and procedures as of the end of the period covered by this Annual Report, the Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are effective.

        There were no changes in Celestica's internal controls over financial reporting identified in connection with their evaluation that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Celestica's control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

        The Board of Directors has considered the extensive financial experience of each of Mr. Crandall and Mr. Etherington, including their respective experiences serving as the Chief Financial Officer of a large U.S. and/or Canadian organization, and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.

Item 16B.    Code of Ethics

        The Board of Directors has adopted a Finance Code of Professional Conduct for Celestica's Chief Executive Officer, our senior finance officers, and all personnel in the finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. These professionals are expected to abide by this code as well as Celestica's Business Conduct Guidelines and all of our other applicable business policies, standards and guidelines.

        The Finance Code of Professional Conduct and the Business Conduct Guidelines can be accessed electronically at http://www.celestica.com.

Item 16C.    Principal Accountant Fees and Service

        The Audit Committee of Celestica's board of directors approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee approves any non-audit services provided by the auditor and considers whether these services are compatible with the external auditor's independence.

        Celestica's auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to Celestica during 2002 or 2003. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence. Celestica also used other public accounting firms for consulting and other services totaling $4.0 million in 2003 and $3.1 million in 2002.

Audit Fees

        KPMG billed Celestica $1.7 million in 2003 and $1.7 million in 2002 for audit services.

Audit-Related Fees

        KPMG billed Celestica $0.4 million in 2003 and $0.4 million in 2002 for audit-related services, primarily in connection with financial due diligence services for acquisitions and other non-statutory audits.

Tax Fees

        KPMG billed Celestica $2.0 million in 2003 and $1.0 million in 2002 for tax compliance, tax advice, tax planning services and tax due diligence services.

All Other Fees

        KPMG billed Celestica $0.6 million in 2003 and $0.5 million in 2002 for actuarial and other services provided in connection with Celestica's pension plans.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003					X
1.10	Bylaw No. 1	20-F	001-14832	May 22, 2001	1.8
1.11	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.12	Bylaw No. 3					X
1.13	Bylaw No. 4					X
1.14	Bylaw No. A					X
2.	Instruments defining rights of holders of equity or debt securities:

2.1	See Certificate and Articles of Incorporation and amendments thereto identified above.
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of August 1, 2000, between Celestica Inc. and The Chase Manhattan Bank, as Trustee (including a form of the Outstanding Notes)	6-K	001-14832	August 9, 2000	1
2.4	Second Amended and Restated Credit Agreement, dated as of December 17, 2002, between Celestica Inc., the subsidiaries of Celestica Inc., specified therein as Designated Subsidiaries, The Bank of Nova Scotia, as Administrative Agent, CIBC World Markets, as Joint Lead Arranger and Syndication Agent, RBC Capital Markets, as Joint Lead Arranger and Co-Documentation Agent, Banc of America Securities LLC, as Joint Lead Arranger and Co-Documentation Agent, and the financial institutions named in Schedule A as lenders	20-F	001-14832	April 21, 2003	2.4
2.5	First Amendment to the Second Amended and Restated Revolving Term Credit Agreement, dated as of October 31, 2003, among Celestica Inc., the subsidiaries of Celestica Inc., specified therein as Designated Subsidiaries, The Bank of Nova Scotia, as Administrative Agent, and the financial institutions named in Schedule A as lenders	F-4	333-110362	November 10, 2003	4.5
2.6	Second Amendment to the Second Amended and Restated Revolving Term Credit Agreement, dated March 30, 2004, between Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, the Bank of Nova Scotia, as Administrative Agent, and the financial institutions named in Schedule A as lenders					X
2.7	Amended and Restated Four Year Revolving Term Credit Agreement, dated as of December 17, 2002, among Celestica Inc. and Celestica International Inc., as Borrowers, The Bank of Nova Scotia, as Administrative Agent, and the financial institutions named in Schedule A as lenders	20-F	001-14832	April 21, 2003	2.5
2.8	First Amendment to the Amended and Restated Four Year Revolving Term Credit Agreement, dated as of October 31, 2003, among Celestica Inc., Celestica International Inc., as Borrowers, The Bank of Nova Scotia, as Administrative Agent, and the financial institutions named in Schedule A as lenders	F-4	333-110362	November 10, 2003	4.7

4.	Certain Contracts:
4.1	Amended and Restated Management Services Agreement, dated as of July 1, 2003, among Celestica Inc., Celestica North America Inc. and Onex Corporation	F-4	333-110362	November 10, 2003	10.1
4.2	Stock Purchase Agreement, dated January 8, 2002, between NEC Corporation, NEC Miyagi, Ltd., NEC Yamanashi, Ltd., 1325091 Ontario Inc., and Celestica Inc.*	20-F	001-14832	April 21, 2003	3.8
4.3	Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited	F-4	333-110362	November 10, 2003	2.1
4.4	Employment Agreement, dated as of October 22, 1996, by and between Celestica, Inc. and Anthony P. Puppi	F-1	333-8700	April 29, 1998	10.13
4.5	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.6	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.7	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)**					X

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

CELESTICA INC.
By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Senior Vice President, Chief Legal Officer and Corporate Secretary

Date: May 19, 2004

Consolidated Financial Statements of
 CELESTICA INC.
Years ended December 31, 2001, 2002 and 2003
(in millions of U.S. dollars)

AUDITORS' REPORT

To the Board of Directors of
Celestica Inc.

        We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2002 and 2003 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ KPMG LLP
January 20, 2004	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING DIFFERENCE

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in note 2(q) to the financial statements relating to the adoption by the company of CICA Handbook Section 3870 — Stock-based Compensation and Other Stock-based Payments. Our report to the Board of Directors of Celestica Inc. dated January 20, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada	/s/ KPMG LLP
January 20, 2004	Chartered Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31,
	2002	2003
Assets
Current assets:
Cash and short-term investments	$1,851.0	$1,028.8
Accounts receivable (note 2(e))	785.9	771.5
Inventories (note 2(f))	775.6	1,030.6
Prepaid and other assets	115.1	158.4
Deferred income taxes	36.9	40.8

	3,564.5	3,030.1
Capital assets (note 4)	727.8	679.6
Goodwill from business combinations (note 5)	948.0	948.0
Intangible assets (note 5)	211.9	137.9
Other assets (note 6)	354.6	339.1

	$5,806.8	$5,134.7

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$947.2	$1,101.9
Accrued liabilities (note 20(k))	475.4	382.3
Income taxes payable	24.5	8.2
Deferred income taxes	21.5	21.4
Current portion of long-term debt (note 7)	2.7	2.7

	1,471.3	1,516.5
Long-term debt (note 7)	4.2	0.7
Accrued pension and post-employment benefits (note 14)	77.2	86.0
Deferred income taxes	46.2	57.2
Other long-term liabilities	4.3	6.0

	1,603.2	1,666.4
Shareholders' equity	4,203.6	3,468.3

	$5,806.8	$5,134.7

Commitments, contingencies and guarantees (note 16)
Canadian and United States accounting policy differences (note 20)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF LOSS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31,
	2001	2002	2003
Revenue	$10,004.4	$8,271.6	$6,735.3
Cost of sales	9,291.9	7,715.8	6,474.3

Gross profit	712.5	555.8	261.0
Selling, general and administrative expenses	324.3	280.3	249.8
Research and development costs	17.1	18.2	24.0
Amortization of goodwill and intangible assets (note 5)	125.0	95.9	48.5
Integration costs related to acquisitions (note 3)	22.8	21.1	—
Other charges (note 11)	273.1	677.8	175.4

	762.3	1,093.3	497.7

Operating loss	(49.8)	(537.5)	(236.7)
Interest on long-term debt	19.8	16.1	5.4
Interest income, net	(27.7)	(17.2)	(9.4)

Loss before income taxes	(41.9)	(536.4)	(232.7)

Income taxes expense (recovery) (note 12):
Current	25.8	16.6	6.0
Deferred	(27.9)	(107.8)	27.1

	(2.1)	(91.2)	33.1

Net loss	$(39.8)	$(445.2)	$(265.8)

Basic loss per share (note 10)	$(0.26)	$(1.98)	$(1.22)
Diluted loss per share (note 10)	$(0.26)	$(1.98)	$(1.22)
Weighted average number of shares outstanding (in millions) (note 10)
Basic	213.9	229.8	216.5
Diluted	213.9	229.8	216.5
Net loss in accordance with U.S. GAAP (note 20)	$(51.3)	$(494.9)	$(258.9)
Basic loss per share, in accordance with U.S. GAAP (note 20)	$(0.24)	$(2.15)	$(1.20)
Diluted loss per share, in accordance with U.S. GAAP (note 20)	$(0.24)	$(2.15)	$(1.20)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Convertible Debt (note 8)	Capital Stock (note 9)	Contributed Surplus	Retained Earnings (Deficit)	Foreign Currency Translation Adjustment	Total Shareholders' Equity
Balance — December 31, 2000	$860.5	$2,395.4	$—	$217.5	$(4.1)	$3,469.3
Convertible debt accretion, net of tax	26.3	—	—	(15.0)	—	11.3
Shares issued, net	—	1,303.6	—	—	—	1,303.6
Currency translation	—	—	—	—	1.2	1.2
Net loss for the year	—	—	—	(39.8)	—	(39.8)

Balance — December 31, 2001	886.8	3,699.0	—	162.7	(2.9)	4,745.6
Convertible debt accretion, net of tax	28.7	—	—	(17.5)	—	11.2
Repurchase of convertible debt (note 8)	(110.9)	—	—	6.7	—	(104.2)
Shares issued, net	—	8.5	—	—	—	8.5
Repurchase of shares (note 9)	—	(36.9)	5.8	(1.4)	—	(32.5)
Currency translation	—	—	—	—	20.2	20.2
Net loss for the year	—	—	—	(445.2)	—	(445.2)

Balance — December 31, 2002	804.6	3,670.6	5.8	(294.7)	17.3	4,203.6
Convertible debt accretion, net of tax	23.6	—	—	(15.5)	—	8.1
Repurchase of convertible debt (note 8)	(224.7)	—	—	(2.8)	—	(227.5)
Shares issued, net	—	7.3	—	—	—	7.3
Repurchase of shares (note 9)	—	(380.1)	105.2	—	—	(274.9)
Stock based compensation (note 2(q)(ii))	—	—	0.3	—	—	0.3
Other	—	—	4.4	—	—	4.4
Currency translation	—	—	—	—	12.8	12.8
Net loss for the year	—	—	—	(265.8)	—	(265.8)

Balance — December 31, 2003	$603.5	$3,297.8	$115.7	$(578.8)	$30.1	$3,468.3

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31,
	2001	2002	2003
Cash provided by (used in):
Operations:
Net loss	$(39.8)	$(445.2)	$(265.8)
Items not affecting cash:
Depreciation and amortization	319.5	311.0	222.1
Deferred income taxes	(27.9)	(107.8)	27.1
Non-cash charge for option issuances	—	—	0.3
Restructuring charges (note 11)	98.6	194.5	(2.3)
Other charges (note 11)	36.1	292.1	80.5
Other	1.7	(6.1)	(14.0)
Changes in non-cash working capital items:
Accounts receivable	887.2	297.4	14.4
Inventories	822.5	623.9	(252.6)
Other assets	45.7	26.1	(43.2)
Accounts payable and accrued liabilities	(854.0)	(202.7)	65.2
Income taxes payable	0.9	(0.4)	9.8

Non-cash working capital changes	902.3	744.3	(206.4)

Cash provided by (used in) operations	1,290.5	982.8	(158.5)

Investing:
Acquisitions, net of cash acquired	(1,299.7)	(111.0)	(0.5)
Purchase of capital assets	(199.3)	(151.4)	(175.9)
Proceeds on sale of capital assets	—	71.6	7.3
Other	1.4	(0.7)	(0.4)

Cash used in investing activities	(1,497.6)	(191.5)	(169.5)

Financing:
Bank indebtedness	(2.8)	(1.6)	—
Repayments of long-term debt	(56.0)	(146.5)	(3.5)
Debt redemption fees (note 11(f))	—	(6.9)	—
Deferred financing costs	(3.9)	(2.6)	(1.6)
Repurchase of convertible debt (note 8)	—	(100.3)	(223.5)
Issuance of share capital	737.7	7.4	5.1
Share issue costs, pre-tax	(10.0)	—	—
Repurchase of capital stock (note 9)	—	(32.5)	(274.9)
Other	1.1	(0.1)	4.2

Cash provided by (used in) financing activities	666.1	(283.1)	(494.2)

Increase (decrease) in cash	459.0	508.2	(822.2)
Cash, beginning of year	883.8	1,342.8	1,851.0

Cash, end of year	$1,342.8	$1,851.0	$1,028.8

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 19)

See accompanying notes to consolidated financial statements

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except for per share amounts)

1.     NATURE OF BUSINESS:

  The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, system assembly, testing, product assurance, supply chain management, worldwide distribution and after-market services to its customers primarily in the computing and communications industries. The Company has operations in the Americas, Europe and Asia.

  The Company's accounting policies are in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in note 20, are, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

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

        (c)   Revenue:

    Revenue is derived primarily from the sale of electronics equipment that has been built to customer specifications. Revenue from product sales is recognized upon shipment, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, customer specified test criteria have been met and the earnings process is complete. The Company has no further performance obligations other than its standard manufacturing warranty. Celestica has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not record revenue on these transactions.

    The Company also derives revenue from engineering, design and after-market services. Services revenue is recognized as services are performed for short-term contracts and on a percentage-of-completion basis for long-term contracts.

        (d)   Cash and short-term investments:

    Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

        (e)   Allowance for doubtful accounts:

    The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company's knowledge of the financial condition of its customers. In determining the amount of the allowance, the following factors are considered: the aging of the receivables; customer and industry concentrations; the current business environment; and historical experience.

    Accounts receivable are net of an allowance for doubtful accounts of $50.3 at December 31, 2003 (2002 — $62.4).

        (f)    Inventories:

    Inventories are valued on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add. In determining the net realizable value, the Company considers factors such as shrinkage, the aging and future demand of the inventory, contractual arrangements with customers, and the ability to redistribute inventory to other programs or return inventory to suppliers.

	2002	2003
Raw materials	$479.8	$736.6
Work in progress	101.0	119.2
Finished goods	194.8	174.8

	$775.6	$1,030.6

        (g)   Capital assets:

    Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

Buildings	25 years
Buildings/leasehold improvements	Up to 25 years or term of lease
Office equipment	5 years
Machinery and equipment	3 to 5 years
Software	1 to 10 years

        (h)   Goodwill from business combinations:

    Prior to July 1, 2001, all goodwill was amortized on a straight-line basis over 10 years. Goodwill acquired in business combinations subsequent to June 30, 2001 was not amortized. Effective January 1, 2002, the Company discontinued amortization of all existing goodwill. These changes were a result of new accounting standards issued in 2001 which are summarized in note 2(q)(i) — Changes in accounting policies.

    From adoption of these standards on January 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Absent any triggering factors during the year, the Company conducts its goodwill assessment in the fourth quarter of the year to correspond with its planning cycle. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. The Company conducted its annual goodwill assessment in the fourth quarter of 2003 and determined that there was no impairment for 2003. In the fourth quarter of 2002, the Company recorded an impairment charge. See notes 5 — Goodwill from business combinations and intangible assets and 11(d) — Other charges.

    Prior to 2002, the Company assessed the recoverability of goodwill by comparing its carrying amount to its projected future net cash flows as described under note 2(j) — Impairment or disposal of long-lived assets.

        (i)    Intangible assets:

    Intangible assets are comprised of intellectual property and other intangible assets. Intellectual property assets consist primarily of certain non-patented intellectual property and process technology, and are amortized on a straight-line basis over their estimated useful lives, to a maximum of 5 years. Other intangible assets consist primarily of customer relationships and contract intangibles. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, to a maximum of 10 years.

        (j)    Impairment or disposal of long-lived assets:

    The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the new accounting standards CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which the Company adopted effective January 1, 2003. Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle. Under the new standards, assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. Prior to January 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate. The Company has recorded impairment charges in 2001, 2002 and 2003. See note 11(e) — Other charges.

        (k)   Pension and non-pension post-employment benefits:

    The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages of employees and expected health care costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. Actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year are amortized over the average remaining service period of active employees. Plan assets and the accrued benefit obligations are measured at December 31. The average remaining service period of active employees covered by the pension plans is 11 years for 2002 and 12 years for 2003. The average remaining service period of active employees covered by the other post-employment benefit plans is 23 years for 2002 and 22 years for 2003. Curtailment gains or losses may arise from significant changes to a plan. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs. Pension assets are recorded as Other assets and pension liabilities are recorded as Accrued pension and post-employment benefits.

        (l)    Deferred financing costs:

    Costs relating to long-term debt are deferred and recorded in Other assets and amortized over the term of the related debt or debt facilities.

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

        (n)   Foreign currency translation and hedging:

    The functional currency of the majority of the Company's subsidiaries is the United States dollar. For such subsidiaries, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates, and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses are reflected in the consolidated statements of loss.

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

    Gains and losses on hedges of firm commitments are included in the cost of the hedged transaction when they occur. Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period and on the same line item as the underlying hedged transaction. Foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts are accrued on the balance sheet as current assets or current liabilities and are recognized currently in the income statement, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. The forward premium or discount is amortized over the term of the forward contract. Gains and losses on hedged forecasted transactions are recognized in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

        (o)   Research and development:

    The Company incurs costs relating to research and development activities which are expensed as incurred unless development costs meet certain criteria for capitalization. No amounts have been capitalized.

        (p)   Restructuring charges:

    The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which the Company adopted effective January 1, 2003. These standards require the Company to prospectively record any 2003 restructuring charges only when the liability is incurred and can be measured at fair value. Prior to 2003, the Company recorded the restructuring charges when the detailed plans were approved and committed to by management. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income and the net recoverable amount of equipment to be disposed of. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

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

    The Company fully adopted these new standards as of January 1, 2002, and discontinued amortization of all existing goodwill. The Company also evaluated existing intangible assets, including estimates of remaining lives, and has reclassified $9.1 from intellectual property to goodwill, as of January 1, 2002, to conform with the new criteria.

    Section 3062 required the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment was identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeded its fair value, the impairment of goodwill was required to be recorded by December 31, 2002. The impairment of goodwill was measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. Any transitional impairment would have been recognized as an effect of a change in accounting principle and would have been charged to opening retained earnings as of January 1, 2002. The Company completed the transitional goodwill impairment assessment, and determined that no impairment existed as of the date of adoption.

    Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer amortized. This change in accounting policy was not applied retroactively and the amounts presented for prior years have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001:

	Year ended December 31,
	2001	2002	2003
Net loss as reported	$(39.8)	$(445.2)	$(265.8)
Add back: goodwill amortization	39.2	—	—

Net loss before goodwill amortization	$(0.6)	$(445.2)	$(265.8)

Basic loss per share:
As reported	$(0.26)	$(1.98)	$(1.22)
Before goodwill amortization	$(0.07)	$(1.98)	$(1.22)
Diluted loss per share:
As reported	$(0.26)	$(1.98)	$(1.22)
Before goodwill amortization	$(0.07)	$(1.98)	$(1.22)
    (ii)
    Stock-based compensation and other stock-based payments:

    During 2003, the Company adopted the revised CICA Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, has recorded the compensation expense in 2003. Prior to January 1, 2003, the Company accounted for its employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

    The estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2002	2003
Risk-free rate	5.1%	3.9%
Dividend yield	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%
Expected option life (in years)	5.0	4.3
Weighted-average grant date fair values of options issued	$12.02	$7.84
      (a)
      2003 options: For the year ended December 31, 2003, the Company expensed $0.3 relating to the fair value of options granted in 2003.

      (b)
      2002 options: The pro forma disclosure relating to options granted in 2002 is as follows:

	Year ended December 31,
	2002	2003
Net loss as reported	$(445.2)	$(265.8)
Deduct: Stock-based compensation costs using fair-value method, net of tax	(2.2)	(9.6)

Pro forma net loss	$(447.4)	$(275.4)

Loss per share:
Basic — as reported	$(1.98)	$(1.22)
Basic — pro forma	$(1.99)	$(1.27)
Diluted — as reported	$(1.98)	$(1.22)
Diluted — pro forma	$(1.99)	$(1.27)

      See note 9(c) for a description of the stock option plans.

        (r)   Recently issued accounting pronouncements:

    (i)
    Hedging relationships:

    The CICA issued Accounting Guideline AcG-13, "Hedging Relationships," which establishes criteria for hedge accounting effective on a prospective basis for the Company's 2004 fiscal year. The Company has reviewed the requirements of AcG-13 and has determined that all of its current hedges qualify for hedge accounting under the new guideline.

    (ii)
    Asset retirement obligations:

    In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation. This standard is effective on a retroactive basis with restatement as of January 1, 2004. The Company has obligations with respect to retirement of leasehold improvements at maturity of facility leases, and estimates its obligation at January 1, 2004 to be $4.0, which will be amortized over the remaining lease terms. See note 20(g).

    (iii)
    Consolidation of variable interest entities:

    In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" (VIEs). VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline is effective on a prospective basis for the Company's 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

    (iv)
    Generally accepted accounting principles:

    In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

    (v)
    Liabilities and equity:

    In November 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments — Presentation and Disclosure," to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

    The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2005 fiscal year on a retroactive basis and will result in the principal equity portion of the Company's convertible debt (LYONs — see note 8 — Convertible debt) being reclassified as debt instruments, with all accretion charges and gains and losses on repurchase reported as charges to earnings.

    (vi)
    Revenue recognition:

    In December 2003, the Emerging Issues Committee released EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables," which is effective on a prospective basis for the Company's 2004 fiscal year. EIC-141 incorporates the principles and guidance under U.S. GAAP and EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

3.     ACQUISITIONS:

  Asset Acquisitions:

  In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The aggregate purchase price for these acquisitions of $111.0 was financed with cash and allocated to the net assets acquired, including intangible assets of $49.4, based on their relative fair values at the date of acquisition. The weighted-average useful life of these intangible assets is approximately six years.

  Integration costs related to acquisitions:

  The Company incurs integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.     CAPITAL ASSETS:

	2002
	Cost	Accumulated Amortization	Net Book Value
Land	$66.0	$—	$66.0
Buildings	192.3	24.6	167.7
Buildings/leasehold improvements	64.4	33.8	30.6
Office equipment	102.1	55.3	46.8
Machinery and equipment	618.2	319.2	299.0
Software	202.9	85.2	117.7

	$1,245.9	$518.1	$727.8

	2003
	Cost	Accumulated Amortization	Net Book Value
Land	$68.3	$—	$68.3
Buildings	226.8	35.1	191.7
Buildings/leasehold improvements	87.5	52.1	35.4
Office equipment	96.2	58.7	37.5
Machinery and equipment	583.7	343.8	239.9
Software	221.7	114.9	106.8

	$1,284.2	$604.6	$679.6

  As of December 31, 2003, capital assets included $30.2 representing assets available-for-sale, primarily land and buildings in Europe, as a result of the restructuring actions implemented by the Company. The Company has initiated programs to sell these assets.

  Capital assets include $22.5 (2002 — $17.1) of assets under capital lease and accumulated amortization of $11.1 (2002 — $4.0) related thereto.

  Depreciation and rental expense for the year ended December 31, 2003 was $171.4 (2002 — $212.4; 2001 — $192.8) and $107.0 (2002 — $117.3; 2001 — $79.8), respectively.

5.     GOODWILL FROM BUSINESS COMBINATIONS AND INTANGIBLE ASSETS:

  Goodwill from business combinations:

  The following table details the changes in goodwill by reporting segment:

	Americas	Europe	Asia	Total
Balance December 31, 2001	$243.2	$68.3	$817.3	$1,128.8
Reclass (a)	1.8	6.2	1.1	9.1
Post-closing adjustments (b)	(2.1)	2.0	13.9	13.8
Impairment (c)	(127.2)	(76.5)	—	(203.7)

Balance December 31, 2002 and 2003 (d)	$115.7	$—	$832.3	$948.0

  (a)
  The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new goodwill standards. See note 2(q)(i).

  (b)
  The Company completed the valuations of certain assets relating to its 2001 business combinations. This resulted in changes to the fair-value allocation of the purchase price, and thus goodwill.

  (c)
  During the fourth quarter of 2002, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards, Section 3062. See note 2(q)(i). In 2002, the Company identified five reporting units representing the Company's operational structure (Canada, United States, Latin America, Europe and Asia) for purposes of its goodwill impairment test. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. Prolonged declines in the computing and communications end markets contributed to an impairment of goodwill in the fourth quarter as estimated fair values of certain reporting units fell below their respective carrying values. In response to these end-market conditions and in the course of finalizing its 2003 plan, the Company made certain determinations with respect to its restructuring plans and the transfer of major customer programs from higher cost geographies to lower cost geographies. The planned transfer of these programs and restructuring actions had a significant impact on the forecasted revenues of facilities in Europe and the Americas. Goodwill impairment was recorded for two of its reporting units, namely Europe and Canada. In calculating the fair values of these reporting units, the Company used a discounted cash flow model assuming discount rates of 14% to 17% and long-term annual growth rates of 3% to 6%. The Company recorded a goodwill impairment charge of $203.7. See note 11(d) — Other charges.

  (d)
  During the fourth quarter of 2003, the Company performed its annual goodwill impairment test. Due to a change in operating structure, the Company identified three reporting units representing the Company's existing operational structure (Americas, Europe and Asia) in 2003. The fair values of the reporting units were estimated using a market approach. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. The Company determined there was no impairment for 2003 as the reporting unit fair values exceeded carrying values.

  Intangible assets:

	2002
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$194.5	$118.9	$75.6
Other intangible assets	177.8	41.5	136.3

	$372.3	$160.4	$211.9

	2003
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$129.3	$99.3	$30.0
Other intangible assets	165.6	57.7	107.9

	$294.9	$157.0	$137.9

  The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Total
Balance December 31, 2001	$244.7	$182.5	$427.2
Amortization	(72.0)	(23.9)	(95.9)
Reclass (aa)	(9.1)	—	(9.1)
Acquisitions (bb)	24.0	25.4	49.4
Post-closing (bb)	(15.5)	—	(15.5)
Impairment (cc)	(96.5)	(47.7)	(144.2)

Balance December 31, 2002	75.6	136.3	211.9
Amortization	(27.4)	(21.1)	(48.5)
Post-closing	—	(0.2)	(0.2)
Impairment (dd)	(18.2)	(7.1)	(25.3)

Balance December 31, 2003	$30.0	$107.9	$137.9

  (aa)
  The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new goodwill standards. See note 2(q)(i).

  (bb)
  Intangible assets increased during 2002 due to acquisitions. See note 3. The Company completed the valuation of certain assets relating to its 2001 business combinations and recorded post-closing adjustments.

  (cc)
  In the fourth quarter of 2002, the Company recorded an impairment charge totaling $144.2 to write-down intellectual property and other intangible assets, primarily in the Americas and Europe.

    Of the total impairment charge, $75.2 is a direct result of the restructuring actions in the latter half of 2002, and is comprised of $69.4 related to intellectual property assets and $5.8 related to other intangible assets. The intellectual property charge of $69.4 included core process technology, ISO documentation and manufacturing technology. As part of the closure or consolidation of certain manufacturing facilities, the Company shifted the manufacturing of those products to other facilities. In many cases, the receiving facilities already possessed the manufacturing technology, processes and quality management systems that had existed at the closed facilities. As a result, these intellectual property assets were redundant and considered impaired. Other intangible assets of $5.8 included customer-related assets that were considered impaired due to negative forecasted cash flows. See note 11(b) — 2002 Restructuring.

    The balance of the impairment charge of $69.0 is a result of the annual recoverability review of long-lived assets. The Company conducted its annual review of long-lived assets in the fourth quarter to correspond with its planning cycle. In the course of finalizing its 2003 plan, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, have significantly impacted forecasted revenue and have reduced the net cash flows for certain sites. In the fourth quarter of 2002, the Company recorded an impairment charge of $69.0, comprised of $27.1 against intellectual property and $41.9 against other intangible assets, specifically customer relationship assets. The impairment was measured as the excess of the carrying amount over the projected future net cash flows that these assets were expected to generate. See note 11(e) — Other charges.

  (dd)
  As the Company finalized its 2004 plan and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2003, the Company recorded an impairment charge totaling $25.3 to write-down intellectual property and other intangible assets in Europe. The impact of Europe's restructuring plans and program transfers had a significant impact on forecasted revenue for Europe. This reduced the future net cash flows for many sites in Europe, which impaired the recoverability of long-lived assets, including certain intellectual property and customer relationship assets. The impairment was measured as the excess of the carrying amount over the fair value of these assets determined on a discounted cash flow basis. See notes 11(e) — Other charges.

    Amortization expense is as follows:

	Year ended December 31,
	2001	2002	2003
Amortization of goodwill (ee)	$39.2	$—	$—
Amortization of intellectual property	68.8	72.0	27.4
Amortization of other intangible assets	17.0	23.9	21.1

	$125.0	$95.9	$48.5

  (ee)
  Effective January 1, 2002, the Company discontinued amortization of all goodwill. See note 2(q)(i) — Changes in accounting policies.

    The Company estimates its future amortization expense as follows, based on existing intangible asset balances:

2004	$28.7
2005	28.2
2006	25.5
2007	14.8
2008	13.9
Thereafter	26.8

6.     OTHER ASSETS:

	2002	2003
Deferred income taxes	$305.1	$262.8
Deferred pension (note 14)	31.2	55.0
Commodity taxes recoverable	10.9	14.6
Other	7.4	6.7

	$354.6	$339.1

  Amortization of deferred financing costs for the year ended December 31, 2003 was $2.1 (2002 — $2.7; 2001 — $1.7).

7.     LONG-TERM DEBT:

	2002	2003
Unsecured, revolving credit facility due 2004 (a)	$—	$—
Unsecured, revolving credit facility due 2005 (b)	—	—
Capital lease obligations	6.9	3.4

	6.9	3.4
Less current portion	2.7	2.7

	$4.2	$0.7

  (a)
  In October 2003, the Company amended its 2004 unsecured, revolving credit facility from $350.0 to $250.0, maturing October 2004 (from December 2004). The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings on this facility during 2002 or 2003. Commitment fees in 2003 were $1.5.

  (b)
  In October 2003, the Company amended its 2005 unsecured, revolving credit facility, which provides up to $500.0 of borrowings. The facility includes a $75.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings on this facility during 2002 or 2003. Commitment fees in 2003 were $2.0.

  The borrowings available under the facilities are reduced by outstanding letters of credit totaling $48.7.

  The unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contain financial covenants, that require the Company to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, the Company is currently limited to approximately $140 of borrowings under the facilities. The Company does not currently anticipate requiring any borrowings from the credit facilities to support existing operations. Additional borrowing amounts would be available to support the funding of acquisitions or to support certain other potential refinancing needs. The Company was in compliance with all covenants at December 31, 2003.

  As at December 31, 2003, principal repayments due within each of the next five years on all long-term debt are as follows:

2004	$2.7
2005	0.7
2006	—
2007	—
2008	—

8.     CONVERTIBLE DEBT:

  In August 2000, Celestica issued Liquid Yield Option™ Notes (LYONs) with a principal amount at maturity of $1,813.6, payable August 1, 2020. The Company received gross proceeds of $862.9 and incurred $12.5 in underwriting commissions, net of tax of $6.9. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

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

  Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings. Also see note 2(r)(v) — Recently issued accounting pronouncements.

  During 2003, the Company paid $223.5 (2002 — $100.3) to repurchase LYONs with a principal amount at maturity of $435.9 (2002 — $222.9). The Company recognized a loss of $2.8, net of tax of $1.4 (2002 — gain of $6.7, net of tax of $3.9), on the repurchase of these LYONs which is recorded in retained earnings and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, only the gain on the principal equity component has been included in the calculation of basic and diluted loss per share. See note 10. At December 31, 2003, LYONs outstanding have a principal amount at maturity of $1,154.7. At December 31, 2003, the Company has Board pre-approval to spend up to $126.2 to repurchase additional LYONs, at management's discretion.

9.     CAPITAL STOCK:

        (a)   Authorized:

    An unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to 25 votes per share. Except as otherwise required by law, the subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof and automatically, under certain circumstances into one subordinate voting share. The Company is also authorized to issue an unlimited number of preferred shares, issuable in series.

        (b)   Issued and outstanding:

Number of Shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares	Total Subordinate and Multiple Voting Shares Outstanding	Shares to be issued
Balance December 31, 2001	190.6	39.1	229.7	0.5
Repurchase of shares (i)	(2.0)	—	(2.0)	—
Other share issuances (ii)	0.9	—	0.9	—

Balance December 31, 2002	189.5	39.1	228.6	0.5
Repurchase of shares (iii)	(20.6)	—	(20.6)	—
Other share issuances (iv)	0.9	—	0.9	—

Balance December 31, 2003	169.8	39.1	208.9	0.5

Amount	Subordinate Voting Shares	Multiple Voting Shares	Shares to be issued	Total Amount
Balance December 31, 2001	$3,554.3	$138.8	$5.9	$3,699.0
Repurchase of shares (i)	(36.9)	—	—	(36.9)
Other share issuances (ii)	8.5	—	—	8.5

Balance December 31, 2002	3,525.9	138.8	5.9	3,670.6
Repurchase of shares (iii)	(380.1)	—	—	(380.1)
Other share issuances (iv)	7.3	—	—	7.3

Balance December 31, 2003	$3,153.1	$138.8	$5.9	$3,297.8

  2002 Capital Transactions:

  (i)
  In July 2002, the Company filed a Normal Course Issuer Bid (NCIB) to repurchase over the next 12 months, at its discretion, up to 9.6 million subordinate voting shares, for cancellation. During 2002, the Company repurchased 2.0 million subordinate voting shares at a weighted average price of $16.23 per share.

  (ii)
  During 2002, the Company issued 0.9 million subordinate voting shares, primarily as a result of the exercise of employee stock options, for $7.4 and recorded a tax benefit of $1.1.

  2003 Capital Transactions:

  (iii)
  In April 2003, the Company amended its 2002 NCIB to increase the number of shares that may be repurchased, at its discretion, up to 18.6 million subordinate voting shares. In August 2003, the Company commenced a new NCIB to repurchase up to 17.0 million subordinate voting shares, for cancellation, over a period August 1, 2003 to July 31, 2004. During 2003, the Company repurchased a total of 20.6 million subordinate voting shares (16.6 million against its original NCIB) at a weighted average price of $13.35 per share.

  (iv)
  During 2003, the Company issued 0.9 million subordinate voting shares, primarily as a result of the exercise of employee stock options, for $5.1, and other employee share issuances for $1.9. The Company also recorded a tax benefit of $0.3.

        (c)   Stock option plans:

  (i)
  Long-Term Incentive Plan (LTIP):

    Under the LTIP, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 29.0 million subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value of the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from such date.

  (ii)
  Employee Share Purchase and Option Plans (ESPO):

    The Company has ESPO plans that were available to certain employees and executives. No further options may be issued under the ESPO plans. Pursuant to the ESPO plans, employees and executives of the Company were offered the opportunity to purchase, at prices equal to market value, subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO plans.

    Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	17.2	$25.16
Granted/assumed	8.5	$42.54
Exercised	(1.6)	$14.89
Cancelled	(0.2)	$23.36

Outstanding at December 31, 2001	23.9	$31.67
Granted	3.9	$19.93
Exercised	(0.9)	$7.42
Cancelled	(0.8)	$41.49

Outstanding at December 31, 2002	26.1	$30.51
Granted	0.4	$13.85
Exercised	(0.9)	$5.59
Cancelled	(2.8)	$35.42

Outstanding at December 31, 2003	22.8	$30.88

Shares reserved for issuance upon exercise of stock options or awards (in millions)	32.8

    The following options were outstanding as at December 31, 2003:

Plan	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Life
		(in millions)		(in millions)		(years)
ESPO	$ 5.00 - $ 7.50	3.8	$5.30	3.8	$5.30	4.0
LTIP	$ 8.75 - $13.10	0.7	$9.73	0.6	$9.21	5.4
	$13.25 - $19.90	4.5	$17.39	2.7	$16.76	7.3
	$20.06 - $27.55	0.6	$23.24	0.5	$23.18	5.5
	$30.23 - $44.23	8.9	$40.33	7.4	$40.27	6.4
	$45.63 - $63.44	3.2	$54.49	3.1	$54.61	6.0
	$69.25 - $84.00	0.2	$73.68	0.2	$73.70	6.3
Other	$ 0.93 - $13.31	0.8	$5.33	0.8	$5.33	3.0
Other	$28.82 - $70.62	0.1	$47.51	0.1	$47.51	2.0

		22.8		19.2

10.   LOSS PER SHARE AND WEIGHTED AVERAGE SHARES OUTSTANDING:

  The Company follows the treasury stock method for calculating diluted earnings per share. The diluted per share calculation includes employee stock options and the conversion of convertible debt instruments, if dilutive.

  The following table sets forth the calculation of basic and diluted loss per share:

	Year ended December 31
	2001	2002	2003
Numerator:
Net loss	$(39.8)	$(445.2)	$(265.8)
Convertible debt accretion, net of tax	(15.0)	(17.5)	(15.5)
Gain on repurchase of convertible debt, net of tax (note 8)	—	8.3	16.1

Loss available to common shareholders	$(54.8)	$(454.4)	$(265.2)
Denominator (in millions):
Weighted average shares — basic	213.9	229.8	216.5
Effect of dilutive securities:(1)
Employee stock options	—	—	—
Convertible debt	—	—	—

Weighted average shares — diluted(1)	213.9	229.8	216.5
Loss per share:
Basic	$(0.26)	$(1.98)	$(1.22)
Diluted	$(0.26)	$(1.98)	$(1.22)
  (1)
  Excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss reported in the year.

11.   OTHER CHARGES:

	Year ended December 31
	2001	2002	2003
2001 restructuring (a)	$237.0	$1.9	$7.9
2002 restructuring (b)	—	383.5	15.7
2003 restructuring (c)	—	—	71.3
2002 goodwill impairment (d)	—	203.7	—
Other impairment (e)	36.1	81.7	82.8
Deferred financing costs and debt redemption fees (f)	—	9.6	1.3
Gain on sale of surplus land	—	(2.6)	(3.6)

	$273.1	$677.8	$175.4

(a)   2001 restructuring:

  In 2001, the Company announced its restructuring plan in response to the weak end-markets. Weak end-market conditions in the computing and communications industries resulted in those customers rescheduling and canceling orders, directly impacting the Company's operations.

  These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 11,925 employees were terminated as the Company completed its 2001 employee actions. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. The majority of the employees terminated were manufacturing and plant employees. 18 facilities were closed or consolidated in the Americas and in Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2002, the Company made an adjustment to lease and other contractual obligations of $11.4, primarily to reflect delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. In 2003, the Company made a further adjustment to increase lease and other contractual obligations by $7.9, to reflect further delays in the timing of sublease recoveries and changes in estimated sublease rates for those facilities in the Americas.

  The Company recorded a non-cash charge of $98.6 to write-down certain long-lived assets (73% in the Americas and 27% in Europe) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements and machinery and equipment, the asset impairments also related to goodwill and other intangible assets.

  The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand. The Company has benefited from the 2001 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

  The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	—	32.1	—	32.1	95.9	238.9
Cash payments	—	(14.1)	—	(14.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	$—	$25.9	$—	$25.9	$95.9	$246.8

  The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(b)   2002 restructuring:

  In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, the Company announced a second restructuring plan in July 2002. This continuing reduced demand for the Company's manufacturing services resulted in an accelerated move to lower cost geographies and additional restructuring in the Americas and Europe.

  These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 6,105 employees have been terminated as of December 31, 2003, as the Company executed its 2002 planned employee actions. Approximately 300 employee positions remain to be terminated as of December 31, 2003. Approximately 80% of the employee terminations were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $7.4 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $16.2 to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

  The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, machinery and equipment, the asset impairments also relate to intellectual property and other intangible assets. See note 5(cc) — Goodwill from business combinations and intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $(10.8). This recovery was primarily due to amendments of its 2002 restructuring plans in 2003 as a result of customer requirements, certain assets no longer qualified as available-for-sale and resulted in a $13.0 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $17.1 related to these capital assets that were classified as available-for-sale.

  The Company had completed the major components of its 2002 restructuring plan by the end of 2003, except for certain terminations in the Americas which will be paid out during the first quarter of 2004 and certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand. The Company has and expects to continue to benefit from the 2002 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

  The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2002	$—	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	—	—

December 31, 2002	87.1	50.0	7.8	144.9	194.5	383.5
Cash payments	(83.4)	(30.0)	(7.8)	(121.2)	—	—
Adjustments	7.4	16.2	2.9	26.5	(10.8)	15.7

December 31, 2003	$11.1	$36.2	$2.9	$50.2	$183.7	$399.2

  The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(c)   2003 restructuring:

  In January 2003, the Company announced that it will further reduce its manufacturing capacity. The restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. Approximately 160 employees have been terminated as of December 31, 2003, with the balance expected to be paid out by the end of July 2004. Included in the negotiated termination costs are payments to regulatory agencies, in accordance with local labour legislation, which are expected to be paid out through 2007.

  The non-cash charge for asset impairment of $8.5 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

  The Company expects to complete the major components of the 2003 restructuring plan by mid-2004. Cash outlays are funded from cash on hand. The Company expects to benefit from the 2003 restructuring plan actions through reduced depreciation and labour costs included in the cost of sales and selling, general and administrative expenses in 2004.

  The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$71.3

  The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(d)   2002 goodwill impairment:

  In 2002, the Company recorded a non-cash charge of $203.7 in connection with its annual impairment assessment. See note 5(c) — Goodwill from business combinations and intangible assets.

  In 2003, the Company conducted its annual impairment assessment and determined there was no goodwill impairment.

(e)   Other impairment:

  Absent any triggering factors during the year, the Company conducts its annual review of long-lived assets in the fourth quarter of each year to correspond with its planning cycle. In the course of finalizing its annual plans, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, significantly impacted forecasted revenue and have reduced the net cash flows for certain sites, resulting in impairment when compared to the carrying value of the assets.

  In 2003, the Company recorded a non-cash charge of $82.8, relating primarily to the Americas (41%) and Europe (59%). The Company wrote down $25.3 of intangible assets and recorded an impairment of $57.5 against capital assets. See note 5(dd) — Goodwill from business combinations and intangible assets. Included in the $57.5 impairment of capital assets is $14.3 relating to the buyout of a leased facility. See note 16 — Commitments, contingencies and guarantees.

  In 2002, the Company recorded a non-cash charge of $81.7, relating primarily to the Americas (48%) and Europe (44%). The Company wrote down $69.0 of intangible assets and recorded an impairment of $12.7 against capital assets. See note 5(cc) — Goodwill and intangible assets.

  In 2001, the Company recorded a non-cash charge of $36.1. The Company wrote down certain goodwill and intangible assets which were no longer recoverable based on projected future net cash flows and wrote down certain long-term equity investments in third parties, as they had experienced a permanent decline in value.

(f)    Deferred financing costs and debt redemption fees:

  In August 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs totaling $9.6.

  In October 2003, the Company amended its credit facilities and expensed deferred financing costs totaling $1.3 related to the original facilities. See note 7 — Long-term debt.

12.   INCOME TAXES:

	Year ended December 31
	2001	2002	2003
Earnings (loss) before income tax:
Canadian operations	$34.7	$(190.1)	$(50.2)
Foreign operations	(76.6)	(346.3)	(182.5)

	$(41.9)	$(536.4)	$(232.7)

Current income tax expense (recovery):
Canadian operations	$17.2	$(4.6)	$(3.2)
Foreign operations	8.6	21.2	9.2

	$25.8	$16.6	$6.0

Deferred income tax expense (recovery):
Canadian operations	$(5.4)	$(15.2)	$(10.8)
Foreign operations	(22.5)	(92.6)	37.9

	$(27.9)	$(107.8)	$27.1

  The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2001	2002	2003
Combined Canadian federal and provincial income tax rate	42.1%	38.6%	36.6%

Income tax expense (recovery) based on loss before income taxes at statutory rate	$(17.7)	$(207.1)	$(85.2)
Increase (decrease) resulting from:
Manufacturing and processing deduction	(5.0)	5.8	1.6
Foreign income taxed at lower rates	(2.9)	(19.2)	(6.7)
Amortization and write-down of non-deductible goodwill and intangible assets	15.4	44.2	1.0
Other non-deductible items	8.1	8.5	13.7
Change in valuation allowance	—	76.6	108.7

Income tax expense (recovery)	$(2.1)	$(91.2)	$33.1

  Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following as at December 31, 2002 and 2003:

	2002	2003
Deferred income tax assets:
Income tax effect of operating losses carried forward	$162.9	$256.9
Accounting provisions not currently deductible	43.9	54.8
Capital, intangible and other assets	143.9	131.9
Share issue and convertible debt issue costs	9.5	5.0
Restructuring accruals	53.2	39.1
Other	5.2	1.2

	418.6	488.9
Valuation allowance	(76.6)	(185.3)

Total deferred income tax assets	342.0	303.6

Deferred income tax liabilities:
Capital, intangible and other assets	(54.2)	(62.1)
Deferred pension asset	(10.0)	(16.5)
Other	(3.5)	—

Total deferred income tax liabilities	(67.7)	(78.6)

Deferred income tax asset, net	$274.3	$225.0

  The net deferred income tax asset arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, and the character of the income tax asset and tax planning strategies, the Company has determined that a valuation allowance of $185.3 is required in respect of its deferred income tax assets as at December 31, 2003. A valuation allowance of $76.6 was required for the deferred income tax assets as at December 31, 2002. In order to fully utilize the net deferred income tax assets of $225.0, the Company will need to generate future taxable income of approximately $642.5. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2003.

  The aggregate amount of undistributed earnings of Celestica's foreign subsidiaries for which no deferred income tax liability has been recorded is approximately $291.3 as at December 31, 2003. Celestica intends to indefinitely re-invest income in these foreign subsidiaries.

  Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia, Thailand and Singapore subsidiaries. The tax benefit arising from these incentives is approximately $17.6, or $0.08 diluted per share for 2003, $24.9, or $0.11 diluted per share for 2002, and $9.6, or $0.04 diluted per share for 2001. These tax incentives expire between 2004 and 2012, and are subject to certain conditions with which the Company expects to comply.

  As at December 31, 2003, the Company had operating loss carry forwards of $844.7. A summary of the operating loss carryforwards by year of expiry is as follows:

Year of Expiry	Amount
2004	$—
2005	—
2006	1.6
2007	100.9
2008	196.9
2009	2.0
2010-2022	300.9
Indefinite	242.4

$844.7

13.   RELATED PARTY TRANSACTIONS:

  In 2003, the Company expensed management-related fees of $1.4 (2002 — $2.2; 2001 — $2.1) charged by its parent company, based on the terms of a management agreement.

14.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

  The Company provides pension and non-pension post-employment benefit plans for its employees. Pension benefits include traditional pension plans, as well as supplemental pension plans. Some employees in Canada, Japan and the United Kingdom participate in defined benefit plans. Defined contribution plans are offered to most employees.

  The Company provides non-pension post-employment benefits ("Other benefit plans") to retired and terminated employees mainly in Canada, Italy and the U.S. The benefits include one-time statutory retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

  The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. Contributions made by the Company to support ongoing plan obligations have been included in the deferred asset or liability accounts on the consolidated balance sheet. The most recent statutory pension actuarial valuations were completed as at April and December 2002. The measurement date used for the accounting valuation for pensions is December 31, 2003.

  The Company's non-pension post-employment benefit plans are currently funded as benefits payments are incurred. The most recent actuarial valuation for non-pension post-employment benefits was completed in January 2003. The Company accrues the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. The measurement date used for the accounting valuation for non-pension post-employment benefits is December 31, 2003.

  Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 50-55% investment in fixed income and 45-50% investment in equities through mutual funds. The Company employs both active and passive investment approaches in its pension plan asset management strategy. The Company's pension funds are not invested directly in equities or derivative instruments. The Company's pension funds are not invested directly in the equity of Celestica or its affiliates, but may be invested indirectly as a result of the inclusion of Celestica and its affiliates' equities in certain market investment funds.

  The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2002	2003	2002	2003
Asset Category:
Equities	$104.2	$125.2	60%	49%
Fixed income	68.6	120.7	39%	47%
Other	2.1	12.0	1%	4%

Total	$174.9	$257.9	100%	100%

  The following table provides a summary of the estimated financial position of the Company's pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2002	2003	2002	2003
Plan assets, beginning of year	$174.5	$174.9	$—	$—
Employer contributions	13.5	33.8	6.1	13.2
Actual return on assets	(21.9)	25.6	—	—
Voluntary employee contributions	4.6	1.2	0.1	0.2
Effect of acquisitions	4.8	—	—	—
Benefits paid	(10.5)	(10.4)	(6.2)	(13.4)
Foreign currency exchange rate changes	9.9	32.8	—	—

Plan assets, end of year	$174.9	$257.9	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2002	2003	2002	2003
Projected benefit obligations (PBO), beginning of year	$179.1	$250.5	$56.4	$65.4
Reclassification of supplemental plan	4.9	—	(4.9)	—
Service cost	7.2	7.3	9.7	9.8
Interest cost	12.5	14.6	2.5	3.3
Voluntary employee contributions	4.6	1.2	0.1	0.2
Actuarial losses	14.0	18.9	8.2	7.4
Plan amendments	—	(9.2)	(0.3)	(1.7)
Effect of acquisitions	22.8	—	0.9	—
Effect of curtailments	1.3	(1.2)	(1.1)	(3.3)
Benefits paid	(10.5)	(10.4)	(6.2)	(13.4)
Foreign currency exchange rate changes	14.6	39.2	0.1	12.8

Projected benefit obligations, end of year	$250.5	$310.9	$65.4	$80.5

Deficit of plan assets over projected benefit obligations	$(75.6)	$(53.0)	$(65.4)	$(80.5)
Unrecognized actuarial losses	87.3	86.8	7.7	15.7

Deferred (accrued) pension cost	$11.7	$33.8	$(57.7)	$(64.8)

  The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2003:

	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefits	$(21.2)	$(64.8)	$(86.0)
Deferred pension assets (note 6)	55.0	—	55.0

	$33.8	$(64.8)	$(31.0)

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2001	2002	2003	2001	2002	2003
Net periodic pension cost:
Service cost	$8.6	$7.2	$7.3	$7.6	$9.7	$9.8
Interest cost	11.3	12.5	14.6	2.0	2.5	3.3
Expected return on assets	(14.0)	(13.7)	(13.7)	—	—	—
Net amortization of actuarial (gains)/losses	(0.1)	1.6	5.7	0.8	0.5	0.4

	5.8	7.6	13.9	10.4	12.7	13.5
Defined contribution pension plan expense	18.9	21.9	17.6	—	—	—
Curtailment loss	—	2.9	—	—	1.7	0.1

Total expense for the year	$24.7	$32.4	$31.5	$10.4	$14.4	$13.6

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2001	2002	2003	2001	2002	2003
Actuarial assumptions (percentages):
Weighted average discount rate for:
Projected benefit obligations	6.2	5.5	5.5	7.3	6.9	6.4
Net periodic pension cost	6.5	6.2	5.5	7.5	7.3	6.9
Weighted average rate of compensation increase for:
Projected benefit obligations	4.5	4.0	3.4	4.5	5.0	4.0
Net periodic pension cost	4.0	4.5	4.0	4.5	4.5	5.0
Weighted average expected long-term rate of return on plan assets for:
Estimated rate for the following 12-month net periodic pension cost	7.5	7.3	6.5	—	—	—
Net periodic pension cost	7.4	7.5	7.3	—	—	—
Healthcare cost trend rate for:
Projected benefit obligations	—	—	—	6.4	10.5	9.7
Net periodic pension cost	—	—	—	5.0	6.4	10.5
Estimated rate for the following 12 month net periodic pension cost	—	—	—	6.4	10.5	9.7

	Other Benefit Plans Year ended December 31
	2002	2003
Sensitivity re: healthcare trend rate for non-pension post-employment benefits:
1% Increase
Effect on PBO	$5.3	$5.9
Effect on service cost and interest cost	1.2	1.4
1% Decrease
Effect on PBO	(4.2)	(6.8)
Effect on service cost and interest cost	(1.0)	(1.2)

  The ultimate healthcare trend rate is estimated to be 5% and is expected to be achieved between 2008 and 2011.

  The weighted average rate of return for each asset class contained in the Company's approved investment strategy is used to derive the expected long-term rate of return on assets. For fixed income securities, the long-term rate of return on bonds for each country is used. The duration of the long-term rate of return on the bonds coincides with the estimated maturity of the plan obligations. For equity securities, an expected equity risk premium is aggregated with the long-term rate of return on bonds. The expected equity risk premium is specific for each country and is based on historic equity returns.

  In 2002, the Company assumed net pension liabilities relating to an acquisition in Japan from NEC Corporation. Regulatory funding restrictions preclude the Company from fully funding the plan. At the time of closing the acquisition, the Company received amounts to cover the portion of the liabilities that was not funded. In 2003, the Company amended the pension plan in Japan, which resulted in a gain of $9.2. At December 31, 2003, the plan has an accumulated benefit obligation of $33.8 in excess of its plan assets of $17.8.

  At December 31, 2003, the Company has a second pension plan with an accumulated benefit obligation of $162.5 that is in excess of plan assets of $129.6.

  At December 31, 2003, the Company has a supplemental retirement plan that has an accumulated benefit obligation of $13.3 and plan assets of $0.6. In 2002, the plan was reclassified from other benefit plans to pension plans.

  At December 31, 2003, the total accumulated benefit obligation for the pension plans was $302.6 and for the non-pension post-employment benefit plans was $80.5.

  In 2002, the Company incurred net curtailment losses due to the rationalization of facilities. These losses are included as restructuring charges in note 11(b).

  In 2003, the Company made contributions to the pension plans of $33.8, of which $26.7 was discretionary. The Company estimates that it will make between $7.0 and $10.0 in statutory contributions to the pension plans in 2004. The Company may, from time to time, make additional voluntary contributions to the pension plans. The estimated additional voluntary contributions for 2004 is between $8.0 and $10.0.

  In 2003, the Company made contributions to the non-pension post-employment benefit plans of $13.2 to fund benefit payments. Contributions to these plans are estimated to be between $6.0 and $8.0 in 2004.

15.   FINANCIAL INSTRUMENTS:

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

  The carrying amounts and fair values of the Company's financial instruments, where there are differences, are as follows:

	December 31, 2002		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign currency contracts — asset	—	$18.9	—	$49.8

  Derivatives and hedging activities:

  The Company has entered into foreign currency contracts to hedge foreign currency risk relating to cash flow and cash position exposures. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the contracts are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

  At December 31, 2003, the Company had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months
Canadian dollars	$278.4	$0.70	25
Euros	115.1	1.09	13
Thai baht	59.4	0.02	12
Chinese renminbi	54.6	0.12	12
Mexican peso	44.6	0.09	15
Singapore dollars	24.3	0.58	12
Czech koruna	24.0	0.04	12
British pounds sterling	22.8	1.57	15

  At December 31, 2003, these contracts were in a fair-value asset position of $49.8 (2002 — asset of $18.9).

  Concentration of risk:

  Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions. In certain instances, the Company obtains letters of credit or other forms of security from its customers. The Company considers its concentrations of credit risk in determining its estimates of reserves for potential credit losses. The Company maintains cash and cash equivalents in high quality short-term investments or on deposit with major financial institutions.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

  At December 31, 2003, the Company has operating leases that require future payments as follows:

Operating Leases
2004	$60.8
2005	43.1
2006	30.1
2007	21.8
2008	18.9
Thereafter	80.5

  Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, "Disclosure of Guarantees", which requires certain disclosures of obligations under guarantees.

  Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $55.9
  (2002 — $61.2).

  In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

  Under the terms of a real estate lease which expires in 2004, the Company acquired the property for $37.3 in December 2003, representing the lease balance. The Company recorded an impairment charge of $14.3 to reflect the fair value of the real estate. This charge was recorded as part of the other impairment against capital assets. See note 11(e).

  In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

17.   SIGNIFICANT CUSTOMERS:

  During 2003, four customers individually comprised 13%, 11%, 10% and 10% of total revenue across all geographic segments. At December 31, 2003, one customer represented 18% of total accounts receivable.

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

18.   SEGMENTED INFORMATION:

  The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, income taxes, amortization of goodwill and intangible assets, integration costs related to acquisitions and other charges). Inter-segment transactions are reflected at market value.

  The following is a breakdown by reporting segment:

	Year ended December 31
	2001	2002	2003
Revenue
Americas	$6,334.6	$4,640.8	$3,091.1
Europe	3,001.3	1,786.5	1,399.3
Asia	991.1	2,109.7	2,475.4
Elimination of inter-segment revenue	(322.6)	(265.4)	(230.5)

	$10,004.4	$8,271.6	$6,735.3

	Year ended December 31
	2001	2002	2003
EBIAT
Americas	$192.9	$157.7	$14.4
Europe	128.5	(11.5)	(95.8)
Asia	49.7	111.1	68.6

	371.1	257.3	(12.8)
Interest, net	7.9	1.1	4.0
Amortization of goodwill and intangible assets	(125.0)	(95.9)	(48.5)
Integration costs related to acquisitions	(22.8)	(21.1)	—
Other charges	(273.1)	(677.8)	(175.4)

Loss before income taxes	$(41.9)	$(536.4)	$(232.7)

	Year ended December 31
	2001	2002	2003
Capital expenditures
Americas	$107.9	$90.0	$84.3
Europe	55.4	28.0	7.8
Asia	36.0	33.4	83.8

	$199.3	$151.4	$175.9

	As at December 31
	2002	2003
Total assets
Americas	$2,894.1	$1,762.4
Europe	1,047.6	1,084.6
Asia	1,865.1	2,287.7

	$5,806.8	$5,134.7

Capital assets
Americas	$281.1	$259.2
Europe	231.9	166.2
Asia	214.8	254.2

	$727.8	$679.6

  The following table details the Company's external revenue allocated by manufacturing location among foreign countries exceeding 10%:

	Year ended December 31
	2001	2002	2003
Revenue
Canada	20%	15%	20%
United States	35%	37%	21%
Italy	13%	13%	13%
United Kingdom	11%	—	—

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2001	2002	2003
Paid during the year:
Interest	$20.7	$22.0	$10.4
Taxes	$89.0	$25.5	$14.1
Non-cash financing activities:
Convertible debt accretion, net of tax	$15.0	$17.5	$15.5
Shares issued for acquisitions	$567.0	$—	$—

20.   CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

  The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Company, are described below:

  Consolidated statements of loss:

  The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31
	2001	2002	2003
Net loss in accordance with Canadian GAAP	$(39.8)	$(445.2)	$(265.8)
Compensation expense (a)	(3.2)	(3.8)	—
Interest expense on convertible debt, net of tax (b)	(17.7)	(27.8)	(19.9)
Gain on repurchase of convertible debt, net of tax (b)	—	8.4	1.9
Other charges and amortization, net of tax (c)	(2.7)	(26.5)	26.8
Gain on foreign exchange contract, net of tax (d)	12.1	—	—
Leasehold retirement obligations, net of tax (g)	—	—	(0.9)
2003 compensation expense (h)	—	—	0.3

Net loss before cumulative effect of a change in accounting policy, in accordance with U.S. GAAP	(51.3)	(494.9)	(257.6)
Cumulative effect of a change in accounting policy, net of tax (g)	—	—	(1.3)

Net loss in accordance with U.S. GAAP	$(51.3)	$(494.9)	$(258.9)
Other comprehensive loss:
Cumulative effect of a change in accounting policy, net of tax (e)	5.6	—	—
Net gain (loss) on derivatives designated as hedges, net of tax (e)	(11.7)	21.8	21.4
Minimum pension liability, net of tax (f)	(14.9)	(23.6)	(1.8)
Foreign currency translation adjustment	1.2	20.2	12.8

Comprehensive loss in accordance with U.S. GAAP	$(71.1)	$(476.5)	$(226.5)

  The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31
	2001	2002	2003
Loss available to shareholders — basic and diluted	$(51.3)	$(494.9)	$(258.9)
Weighted average shares — basic (in millions)	213.9	229.8	216.5
Weighted average shares — diluted (in millions)(1)	213.9	229.8	216.5
Basic loss per share	$(0.24)	$(2.15)	$(1.20)
Diluted loss per share	$(0.24)	$(2.15)	$(1.20)

  (1)
  Excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss reported in the year.

  The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

	As at December 31
	2001	2002	2003
Shareholders' equity in accordance with Canadian GAAP	$4,745.6	$4,203.6	$3,468.3
Compensation expense (a)	(2.0)	(2.0)	(2.0)
Interest expense on convertible debt, net of tax (b)	(24.5)	(52.3)	(72.2)
Convertible debt (b)	(886.8)	(804.6)	(603.5)
Convertible debt accretion, net of tax (b)	20.4	37.9	53.4
Gain on repurchase of convertible debt for Canadian GAAP (b)	—	(6.7)	(3.9)
Gain on repurchase of convertible debt for U.S. GAAP (b)	—	8.4	10.3
Other charges and amortization (c)	(2.7)	(29.2)	(2.4)
Gain on foreign exchange contract, net of tax (d)	12.1	12.1	12.1
Net gain (loss) on cash flow hedges (e)	(6.1)	15.7	37.1
Minimum pension liability, net of tax (f)	(14.9)	(38.5)	(40.3)
Cumulative effect of a change in accounting policy, net of tax (g)	—	—	(1.3)
Leasehold retirement obligations, net of tax (g)	—	—	(0.9)

Shareholders' equity in accordance with U.S. GAAP	$3,841.1	$3,344.4	$2,854.7

  (a)
  In 1998, the Company amended the vesting provisions of 6.2 million employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. As a result, a portion of these options vested over a specified time period and the balance vested on completion of the initial public offering in 1998. Under U.S. GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under U.S. GAAP the Company has recorded an aggregate $15.6 non-cash stock compensation charge reflected in earnings and capital stock over the vesting period as follows: 1998 — $4.2; 1999 — $1.9; 2000 — $2.5; 2001 — $3.2; 2002 — $3.8. No similar charge is required to be recorded by the Company under Canadian GAAP.

    Goodwill for Canadian GAAP is $2.0 higher than under U.S. GAAP as the final settlement of an earn-out was expensed for U.S. GAAP in 1998.

  (b)
  Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under U.S. GAAP, the convertible debt was recorded as a long-term liability and, accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense of $19.9, net of tax of $9.8 (2002 — $27.8, net of tax of $13.9; 2001 — $17.7, net of tax of $9.5).

    The Company has reported a cumulative gain on the repurchase of a portion of convertible debt. Under Canadian GAAP, this cumulative gain is recorded to retained earnings. Under U.S. GAAP, the Company records the gain through income of $1.9, net of $0.9 in taxes (2002 — $8.4, net of $4.2 in taxes).

  (c)
  In 2002, the Company recorded impairment charges to write-down certain assets, primarily intangible assets, which were measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in an additional charge of $26.5, net of tax of $2.0. In 2003, the Company wrote-down certain assets for $16.2, net of tax of $0.6 under Canadian GAAP which were previously written down under U.S. GAAP. The Company also adjusted for 2003 amortization expense of $10.6, net of tax of $0.8, recorded under Canadian GAAP relating to these assets which were written down under U.S. GAAP.

  (d)
  In 2001, the Company entered into a forward exchange contract to hedge the cash portion of the purchase price for the Omni acquisition. The transaction does not qualify for hedge accounting treatment under SFAS No. 133, which specifically precludes hedges of forecasted business combinations. As a result, the gain on the exchange contract of $15.7, less tax of $3.6, is recognized in income for U.S. GAAP. For Canadian GAAP, the gain on the contract was included in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than U.S. GAAP.

  (e)
  The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 effective for 2001 for purposes of the U.S. GAAP reconciliation. The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7.5 (less $1.9 in taxes) and a corresponding credit to other comprehensive income as a cumulative effect — type adjustment to reflect the initial mark-to-market on the foreign currency contracts pursuant to U.S. GAAP. At December 31, 2001, the Company recorded a liability of $7.4 (less $1.3 in taxes) and a corresponding gross adjustment of $14.9 (less $3.2 in taxes) to other comprehensive loss and net loss. At December 31, 2002, the Company has recorded an asset of $18.9 (less $3.2 in taxes) and a corresponding gain of $26.3 (less $4.5 in taxes) to other comprehensive loss and net loss. At December 31, 2003, the Company has recorded an asset of $49.8 (less $12.7 in taxes) and a corresponding gain of $30.9 (less $9.5 in taxes) to other comprehensive loss and net loss. It is expected that $47.1 of net pre-tax gains reported in accumulated other comprehensive income will be reclassified into earnings during 2004. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

  (f)
  Under U.S. GAAP, the Company is required to record an additional minimum pension liability for two of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. Other comprehensive loss has been charged with $1.8, net of tax of $0.8 (2002 — three plans for $23.6, net of tax of $12.0, 2001 — one plan for $14.9, net of tax of $6.4). No such adjustments are required under Canadian GAAP.

  (g)
  Effective January 1, 2003, the Company adopted the new SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which the Company incurs the obligation. On January 1, 2003, the Company recorded a liability of $3.7 for the estimated costs of retiring leasehold improvements at maturity of the facility leases. The Company also recorded asset retirement costs of $2.4 and a charge against earnings as a cumulative effect adjustment of $1.3 (net of tax of $0.2), to reflect amortization expense and accretion charges from the date the Company incurred the obligation through January 1, 2003, the effective date of this standard. The following table details the changes in the leasehold retirement liability:

Balance at January 1, 2003	$3.7
Accretion charges	0.3

Balance at December 31, 2003	$4.0

    The adjustment to the leasehold assets in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. For the year ended December 31, 2003, amortization expense was $0.6, net of tax of $0.1.

  Other disclosures required under U.S. GAAP:

  (h)
  Stock-based compensation:

    Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net loss and loss per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123. The estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2001	2002	2003
Risk-free rate	5.4%	5.1%	3.9%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%	70.0%
Expected option life (in years)	7.5	5.0	4.3
Weighted-average grant date fair values of options issued	$34.31	$12.02	$7.84

    The pro forma disclosure for U.S. GAAP is as follows:

	Year ended December 31
	2001	2002	2003
Net loss in accordance with U.S. GAAP, as reported	$(51.3)	$(494.9)	$(258.9)
Deduct: Stock-based compensation costs using fair-value method, net of tax	(45.8)	(87.7)	(86.8)

Pro forma net loss in accordance with U.S. GAAP	$(97.1)	$(582.6)	$(345.7)

Loss per share:
Basic — as reported	$(0.24)	$(2.15)	$(1.20)
Basic — pro forma	$(0.45)	$(2.54)	$(1.60)
Diluted — as reported	$(0.24)	$(2.15)	$(1.20)
Diluted — pro forma	$(0.45)	$(2.54)	$(1.60)

    In 2003, the Company adopted the fair-value method of accounting for stock-based compensation for Canadian GAAP and recorded compensation expense of $0.3, net of tax, in 2003. Under U.S. GAAP, the Company continued to use the intrinsic value method and disclosed pro forma information.

  (i)
  Accumulated other comprehensive income (loss):

	Year ended December 31
	2001	2002	2003
Opening balance of accumulated net gain (loss) on cash flow hedges	$—	$(6.1)	$15.7
Cumulative effect of a change in accounting policy, net of tax (e)	5.6	—	—
Net gain (loss) on derivatives designated as hedges (e)	(11.7)	21.8	21.4

Closing balance	(6.1)	15.7	37.1
Opening balance of foreign currency translation account	(4.1)	(2.9)	17.3
Foreign currency translation gain	1.2	20.2	12.8

Closing balance	(2.9)	17.3	30.1
Opening balance of minimum pension liability	—	(14.9)	(38.5)
Minimum pension liability, net of tax (f)	(14.9)	(23.6)	(1.8)

Closing balance	(14.9)	(38.5)	(40.3)

Accumulated other comprehensive income (loss)	$(23.9)	$(5.5)	$26.9

  (j)
  Warranty liability:

    The Company records a liability for future warranty costs based on management's best estimate of probable claims under its product warranties. The accrual is based on the terms of the warranty which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

    The following table details the changes in the warranty liability:

Balance at January 1, 2002	$18.1
Accruals	8.6
Cash payments	(3.0)

Balance at December 31, 2002	23.7
Accruals	4.7
Adjustments	(6.3)
Cash payments	(2.6)

Balance at December 31, 2003	$19.5

  (k)
  Accrued liabilities include $79.9 at December 31, 2003 (2002 — $62.6) relating to payroll and benefit accruals.

  (l)
  New United States accounting pronouncements:

    In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets" which the Company fully adopted effective January 1, 2002. These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 2(q)(i)) except that, under U.S. GAAP, any transitional impairment charge would have been recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment would have been recognized in opening retained earnings. There was no impact to the Company as no transitional impairment charges were recognized.

    In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. The Company adopted SFAS No. 143 as of January 1, 2003. See note 20(g).

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

    In May 2002, FASB issued SFAS No. 145, "Rescission of FASB Nos. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections." SFAS No. 145 provides that certain gains and losses from extinguishment of debt no longer qualify as extraordinary. The Company has adopted SFAS No. 145 commencing January 1, 2002.

    In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 recognizes the liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. The Company has adopted SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. For exit or disposal activities initiated prior to December 31, 2002, the Company followed the criteria of Emerging Issues Task Force No. 94-3.

    In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's fiscal year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure requirements in its 2002 consolidated financial statements and the measurement requirements in 2003. See notes 16 and 20(j). The adoption of this standard did not have a material impact on the consolidated financial statements.

    In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in VIEs for periods ending after March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Company does not anticipate the adoption of this standard to have a material impact on the consolidated financial statements.

    In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies the accounting and reporting for derivative instruments, including those embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective as of July 1, 2003. The adoption of this standard did not have a material impact on the consolidated financial statements.

    In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of the Company's third quarter beginning July 1, 2003. The Company was not impacted by this standard.

21.   COMPARATIVE INFORMATION:

  The Company has reclassified certain prior year information to conform to the current year's presentation.

22.   OTHER EVENT:

  In October 2003, the Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL). The shareholders of MSL are entitled to receive 0.375 subordinate voting share of Celestica for each common share of MSL, subject to adjustment. Preferred shareholders of MSL are entitled to receive cash or, at the holder's election, shares of Celestica. This acquisition is subject to MSL shareholder approval and governmental approvals and is expected to close in the first quarter of 2004.

QuickLinks

As filed with the Securities and Exchange Commission on May 19, 2004
TABLE OF CONTENTS
PART I
Summary Compensation Table
Canadian Pension Plan Table(1)(2)
Outstanding Options
Indebtedness of Senior Officers under Securities Purchase Programs(1)
PART II
PART III
SIGNATURES
AUDITORS' REPORT
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF LOSS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars)