Form 20-F
period 2004-12-31
CELESTICA INC
filed 2005-03-21
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 21, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    Registration statement pursuant to Section 12(b) or 12(g)
of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2004
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

185,913,462 Subordinate Voting Shares	0 Preference Shares
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

Item 10. Additional Information	74
A. Share Capital	74
B. Memorandum and Articles of Incorporation	74
C. Material Contracts	76
D. Exchange Controls	76
E. Taxation	77
F. Dividends and Paying Agents	82
G. Statement by Experts	82
H. Documents on Display	82
I. Subsidiary Information	82
Item 11. Quantitative and Qualitative Disclosures about Market Risk	82
Item 12. Description of Securities Other than Equity Securities	84
PART II	84
Item 13. Defaults, Dividend Arrearages and Delinquencies	84
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	84
Item 15. Controls and Procedures	84
Item 16. [Reserved]	84
Item 16A. Audit Committee Financial Expert	84
Item 16B. Code of Ethics	84
Item 16C. Principal Accountant Fees and Service	84
Item 16D. Exemptions from the Listing Standards for Audit Committees	85
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	85
PART III	85
Item 17. Financial Statements	85
Item 18. Financial Statements	85
Item 19. Exhibits	86

ii

PART I

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2004. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average daily exchange rate was U.S.$1.00 = C$1.3017.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 21, 2005, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

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

        Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; and our ability to manage our restructuring and the shift of production to lower-cost geographies.

        Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report and the documents, if any, that we incorporate by reference with the understanding that the actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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

        The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in note 20 to the Consolidated Financial Statements in Item 18. For all the years presented, the selected financial data is prepared in accordance with Canadian GAAP unless otherwise indicated.

	Year ended December 31
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
	(in millions, except per share amounts)
Consolidated Statements of Earnings (Loss) Data (Canadian GAAP):
Revenue	$9,752.1	$10,004.4	$8,271.6	$6,735.3	$8,839.8
Cost of sales	9,064.2	9,292.4	7,716.5	6,475.2	8,431.9

Gross profit	687.9	712.0	555.1	260.1	407.9
Selling, general and administrative expenses(2)	326.1	341.4	298.5	273.8	331.6
Amortization of goodwill and intangible assets(3)	88.9	125.0	95.9	48.5	34.6
Integration costs related to acquisitions(4)	16.1	22.8	21.1	—	3.1
Other charges(5)	—	273.1	665.7	151.6	603.2
Accretion of convertible debt	10.3	26.6	28.7	23.4	17.6
Interest expense (income), net(6)	(19.0)	(7.9)	(1.1)	(4.0)	19.7

Earnings (loss) before income taxes	265.5	(69.0)	(553.7)	(233.2)	(601.9)
Income tax expense (recovery)(7)	64.7	(13.1)	(98.3)	33.5	252.2

Net earnings (loss)	$200.8	$(55.9)	$(455.4)	$(266.7)	$(854.1)

Other Financial Data:
Basic earnings (loss) per share	$1.01	$(0.26)	$(1.98)	$(1.23)	$(3.85)
Diluted earnings (loss) per share(8)	$0.98	$(0.26)	$(1.98)	$(1.23)	$(3.85)
Capital expenditures	$282.8	$199.3	$151.4	$175.9	$142.2
Consolidated Statements of Earnings (Loss) Data (U.S. GAAP)(9):
Net earnings (loss)	$197.4	$(51.3)	$(494.9)	$(269.2)	$(867.5)
	As at December 31
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and short-term investments	$883.8	$1,342.8	$1,851.0	$1,028.8	$968.8
Working capital(10)	$2,262.6	$2,339.8	$2,093.2	$1,513.6	$1,458.3
Capital assets	$634.0	$917.1	$730.2	$681.4	$569.3
Total assets	$5,941.9	$6,637.9	$5,811.4	$5,137.4	$4,939.8
Total long-term debt, including current portion(11)	$375.1	$416.8	$269.0	$213.9	$627.5
Shareholders' equity	$3,229.1	$4,478.0	$3,941.7	$3,255.9	$2,488.8

Consolidated Balance Sheet Data (U.S. GAAP)(9):
Total assets	$5,939.3	$6,643.3	$5,805.6	$5,182.2	$4,988.7
Total long-term debt, including current portion	$1,005.1	$1,046.8	$831.7	$626.4	$846.1
Shareholders' equity	$2,605.4	$3,841.1	$3,344.4	$2,844.4	$2,257.6

(1)
Changes in accounting policies:

(i)
Effective January 1, 2003, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets," and the revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale. Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standards, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value, which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell.

(ii)
Effective January 1, 2003, we adopted the CICA Emerging Issues Committee (EIC) Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which establish standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity. These standards are similar to U.S. GAAP. We have applied these standards to restructuring plans initiated after January 1, 2003. These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs.

(iii)
Effective January 1, 2003, we adopted the revised CICA Handbook Series 3870, "Stock-Based Compensation," which requires that a fair-value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, we have prospectively applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense of $7.6 million in 2004 ($0.3 million in 2003). Prior to January 1, 2003, we accounted for our stock options using the settlement method and no compensation expense was recognized.

(iv)
Effective January 1, 2004, we retroactively adopted the new CICA Handbook Section 3110, which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and have retroactively restated our results of operations for all prior periods. The impact to our cost of sales and net earnings (loss) for Canadian GAAP for the year ended December 31, 2004 was $0.9 million (2003 — $0.9 million; 2002 — $0.7 million; 2001 — $0.5 million; 2000 — $0.1 million). See note 2(r)(i) to the Consolidated Financial Statements in Item 18.

(v)
Effective December 31, 2004, we adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." The revised standard requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Any securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or the equivalent value of its own equity instruments will no longer be presented as equity. The standard is effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, we reclassified the principal component of our Liquid Yield Option™ Notes due 2020 (LYONs) as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to operations. The option component of the LYONs continues to be accounted for as an equity instrument.

	As at December 31
	2000	2001	2002	2003	2004
	(in millions)
(a) Reclassified from equity to debt	$243.1	$269.4	$262.1	$210.5	$124.1
(b) Reclassified deferred financing costs from equity to other assets	$5.2	$4.9	$4.1	$2.8	$1.3
(c) Reduced deferred income tax assets and equity	$1.9	$1.9	$1.9	$1.9	$1.9
	Year ended December 31
	2000	2001	2002	2003	2004
(d) Recorded accretion charges and amortization of deferred financing costs, net of tax	$5.8	$15.6	$17.8	$16.1	$12.0
(e) Reclassified gain on repurchases of LYONs and related tax from equity to other charges and tax expense, net of tax	—	—	$(8.3)	$(16.1)	$(22.0)

  The consolidated statements of earnings (loss) data for:

  •
  2000, 2001, 2002, 2003 and 2004 include the results of IBM Corporation's operations in Minnesota and Italy acquired in February and May 2000, respectively, NDB Industrial Ltda. acquired in June 2000, Bull Electronics Inc. acquired in August 2000, and NEC Technologies (UK) Ltd. acquired in November 2000;

  •
  2001, 2002, 2003 and 2004 include the results of operations of Excel Electronics, Inc. acquired in January 2001, certain assets of Motorola Inc. in Ireland and Iowa acquired in February 2001, certain assets of a repair facility of N.K. Techno Co., Ltd. in Japan acquired in March 2001, certain assets of Avaya Inc. in Arkansas and Colorado acquired in May 2001, Sagem CR s.r.o. acquired in June 2001, certain assets of Avaya Inc. in France acquired in August 2001, certain assets of Lucent Technologies Inc. in Ohio and Oklahoma acquired in August 2001, Primetech Electronics Inc. acquired in August 2001, and Omni Industries Limited acquired in October 2001;

  •
  2002, 2003 and 2004 include the results of operations of certain assets of NEC Corporation in Miyagi and Yamanashi, Japan acquired in March 2002, and certain assets of Corvis Corporation in the United States acquired in August 2002; and

  •
  2004 includes the results of operations of MSL acquired in March 2004 and certain assets of NEC Corporation in the Philippines acquired in April 2004.

(2)
Selling, general and administrative expenses include research and development costs.

(3)
The CICA Handbook Sections 1581, "Business Combinations," and 3062, "Goodwill and Other Intangible Assets," mandate the purchase method of accounting for business combinations and require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date in which the terms of the acquisition are agreed to and announced. These standards are substantially consistent with U.S. GAAP.

  Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 has not been amortized and, effective January 1, 2002, we discontinued amortizing all goodwill. We also evaluated existing intangible assets, including estimates of remaining useful lives, and have reclassified $9.1 million from intellectual property to goodwill, as of January 1, 2002, to conform with the standards.

  Section 3062 required the completion of a transitional goodwill impairment evaluation within six months of adoption. We completed the transitional goodwill impairment assessment during the second quarter of 2002, and determined that no impairment existed as of the date of adoption.

  Effective January 1, 2002, we had unamortized goodwill of $1,137.9 million which was no longer being amortized. This change in accounting policy was not applied retroactively and the amounts presented for prior periods have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2000 and 2001:

	Year ended December 31
	2000	2001
	(in millions, except per share amounts)
Net loss:
As reported	$200.8	$(55.9)
Add back: goodwill amortization	39.1	39.2

Net loss before goodwill amortization	$239.9	$(16.7)

Basic loss per share:
As reported	$1.01	$(0.26)
Before goodwill amortization	$1.20	$(0.08)
Diluted loss per share:
As reported	$0.98	$(0.26)
Before goodwill amortization	$1.16	$(0.08)
(4)
These costs include costs to implement new information systems and processes, including salary and other costs directly related to the integration activities in newly acquired facilities.

(5)
In 2001, Other charges totaled $273.1 million, comprised of: (a) a $237.0 million restructuring charge; and (b) a non-cash charge of $36.1 million relating to the annual impairment assessment of long-lived assets, comprised primarily of a write-down of goodwill, intangible assets and certain long-term equity investments.

  In 2002, Other charges totaled $665.7 million, comprised primarily of: (a) a $385.4 million restructuring charge; (b) a non-cash write-down of $203.7 million relating to the annual goodwill impairment assessment; (c) a non-cash write-down of $81.7 million relating to the annual impairment assessment of long-lived assets, primarily intangible and capital assets; and (d) a $9.6 million charge for the premium paid and related deferred financing costs on the redemption of our 2006 Senior Subordinated Notes; offset, in part, by (e) a $12.1 million gain on repurchase of LYONs.

  In 2003, Other charges totaled $151.6 million, comprised primarily of: (a) a $94.9 million restructuring charge; and (b) a non-cash write-down of $82.8 million relating to the annual impairment assessment of long-lived assets, primarily intangible and capital assets; offset, in part, by (c) a $23.8 million gain on repurchase of LYONs.

  In 2004, Other charges totaled $603.2 million, comprised primarily of: (a) a $153.7 million restructuring charge; (b) a non-cash write-down of $288.0 million relating to the annual goodwill impairment assessment; (c) a non-cash write-down of $99.3 million relating to the annual impairment assessment of long-lived assets, primarily intangible and capital assets; and (d) a $116.8 million non-cash write-down of receivables for a specific customer risk; offset, in part, by (e) a $32.9 million gain on repurchase of LYONs.

  In the normal course of operations, we adjust our allowance for doubtful accounts for specific customer risks and credit factors. One of our customers experienced a significant deterioration in its financial condition. Although the customer is attempting to recapitalize, there are no assurances that it will be successful. As a result, we have determined that an additional provision was required to reflect estimated recoverable amounts for accounts and notes receivable, inventory and non-cancelable purchase orders. In determining the incremental charges of $116.8 million and $44.6 million recorded in the fourth quarter and included in Other charges and Cost of sales, respectively, management assessed a variety of outcomes and determined the best estimate of the net recoverable amount to be $20.8 million. If the financial condition affecting that customer or our estimates of the customer's cash flows change in future reporting periods, there could be further impairment or a recovery of amounts previously written down.

(6)
Interest expense (income), net is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and short-term investments.

(7)
The income tax expense for 2004 includes a charge of $248.2 million relating to a valuation allowance for deferred income tax assets. During the fourth quarter of 2004, in the course of finalizing our 2005 business plan, we identified significant developments, discussed in Other charges above, which we considered in determining our valuation allowance. Reduced future expected profits and the cost of restructuring actions and planned program transfers negatively impacted previous estimates of taxable income, particularly in the United States and Europe. We determined the more likely than not criteria was no longer met and accordingly increased the valuation allowance.

(8)
In 2001, we retroactively adopted CICA Handbook Section 3500, "Earnings per Share," which requires the retroactive use of the treasury stock method for calculating diluted earnings per share. This standard is consistent with U.S. GAAP.

  For purposes of the basic and diluted earnings (loss) per share calculations, the weighted average number of shares outstanding were:

	Year ended December 31
	2000	2001	2002	2003	2004
	(in millions)
Basic	199.8	213.9	229.8	216.5	222.1
Diluted	211.8	213.9	229.8	216.5	222.1
(9)
The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

•
For 2000: non-cash charges for compensation expense, interest on the convertible debt we issued in August 2000 and classification of the convertible debt as a long-term liability rather than as a bifurcated instrument;

•
For 2001: non-cash charges for compensation expense, interest on convertible debt classified as a long-term liability rather than as a bifurcated instrument, impairment charges to write-down certain assets and gain on a foreign exchange contract;

•
For 2002: non-cash charges for compensation expense, interest on convertible debt classified as a long-term liability rather than as a bifurcated instrument, impairment charges to write-down certain assets and gain on repurchase of convertible debt;

•
For 2003 and 2004: interest and deferred taxes on convertible debt classified as a long-term liability rather than as a bifurcated instrument, impairment on certain long-lived assets, gain (loss) on repurchase of convertible debt, and the adoption of fair-value accounting for stock compensation expense for Canadian GAAP only; and

•
For 2003: net loss in accordance with U.S. GAAP is after the cumulative effect of a change in accounting policy.

(10)
Calculated as current assets less current liabilities.

(11)
Long-term debt includes capital lease obligations and the principal component of convertible debt instruments. For convertible debt amounts see footnote (1)(v)(a).

Exchange Rate Information

        The rate of exchange as of February 17, 2005 for the conversion of Canadian dollars into United States dollars was U.S.$0.813 and for the conversion of United States dollars into Canadian dollars was C$1.230. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the following periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bank of New York's website (http://www.ny.frb.org).

	2000	2001	2002	2003	2004
Average(1)	1.4855	1.5487	1.5704	1.3916	1.2984
	February 2005	January 2005	December 2004	November 2004	October 2004	September 2004
High	1.2562	1.2422	1.2401	1.2263	1.2726	1.3071
Low	1.2294	1.1982	1.1856	1.1775	1.2194	1.2648

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

  We have had recent operating losses and significant restructuring charges and may experience losses and restructuring charges in future periods

        We generated net earnings in 1999 and 2000. We recorded net losses of $55.9 million in 2001, $455.4 million in 2002, $266.7 million in 2003 and $854.1 million in 2004. In 2001, we incurred $22.8 million of integration costs related to acquisitions, $237.0 million of restructuring charges, and a $36.1 million write-down of certain assets, primarily goodwill, intangible assets and certain long-term equity investments, with these charges totaling $295.9 million ($245.2 million after income taxes). In 2002, we incurred $21.1 million of integration costs related to acquisitions, $385.4 million of restructuring charges, a $285.4 million write-down of certain assets, primarily goodwill and intangible assets, and $9.6 million in deferred financing costs and debt redemption fees, with these charges totaling $701.5 million ($582.2 million after income taxes). In 2003, we incurred $94.9 million of restructuring charges, and an $82.8 million write-down of intangible assets and capital assets, with these charges totaling $177.7 million ($166.8 million after income taxes). In 2004, we incurred $153.7 million of restructuring charges, a $387.3 million write-down of goodwill, capital and intangible assets, and a $116.8 million write-down of doubtful accounts receivable for a specific customer, with these charges totaling $657.8 million (there was no tax benefit recorded on these charges in 2004).

        In January 2005, we announced additional pre-tax restructuring charges of between $225.0 million and $275.0 million, to be recorded over the next 15 months. We have undertaken numerous initiatives to restructure and reduce our capacity in response to the challenging technology end-markets, with the intention of improving utilization and realizing cost savings in the future. These initiatives have included reducing and consolidating the number and location of our production facilities, largely to align our capacity and infrastructure with anticipated customer demand, and to rationalize our operations worldwide. We will continue to evaluate our operations, and may propose future restructuring actions as a result of changes in the marketplace, including the exit from less profitable operations or services no longer demanded by our customers. Any failure to successfully execute these initiatives, including any delay in effecting these initiatives, can have a material adverse impact on our results. Furthermore, we may not be profitable in future periods.

  Moving our manufacturing base to lower-cost regions could have a material adverse effect on our financial condition and results of operations

        With the significant and severe weakness in technology end markets over the past few years and the highly competitive nature of their businesses, our customers require significant cost reductions in order to maintain sales and improve their financial performance. This environment has resulted in an accelerated movement of our production from higher-cost regions such as North America and Western Europe to lower-cost regions such as Asia, Latin America and Central Europe. This accelerated move could impact current and future results by such factors as increasing the risks associated with transferring production to new regions where skills or experience may be more limited than in higher-cost regions, higher operating expenses during the transition, additional restructuring costs associated with the decrease in production levels in higher-cost geographies and the risks of operating in new foreign jurisdictions. Product transfers could also result in our inability to retain our existing business or grow future revenue due to potential execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities.

  We are in a highly competitive industry which has resulted in lower prices, reduced gross margins and loss of revenue

        We are in a highly competitive industry. We compete on a global basis to provide EMS services to original equipment manufacturers (OEMs) in the communications, high-end computing, personal computing, storage, aerospace and defense, automotive, industrial and consumer end markets. Our competitors include major domestic and foreign companies such as Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Sanmina-SCI Corporation, Solectron Corporation and Jabil Circuit, Inc., as well as smaller EMS companies that often have a regional product, service or industry specific focus. In addition, in recent years, original design manufacturers (ODMs), which are companies that provide design and manufacturing services to OEMs, have been increasing their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products, such as cell phones. While we have not, to date, encountered significant competition from ODMs, such competition may increase if our business in these markets grows, or if ODMs expand further into or beyond these markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, which could choose to manufacture products internally rather than to outsource to EMS providers.

        Some of our competitors have more geographically diversified international operations, a greater production presence in lower-cost geographies, as well as greater manufacturing, financial, procurement, research and development and marketing resources than we have. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt quicker than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and may continue to cause excessive pricing pressures, reduced profits or loss of market share, any of which could materially and adversely affect us. In addition, the EMS industry has been experiencing an increase in excess manufacturing capacity as well as increased competition from Asian competitors. This has and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may materially adversely affect us.

  We are dependent on the computing and communications industries and are exposed to changes in general economic conditions that can continue to adversely impact our business, operating results and financial condition

        As a result of the unfavorable general economic conditions over the past four years and the reduced demand for technology capital goods, our sales have been negatively affected. Our financial performance depends on our customers' viability, financial stability, and the end-market demand for our customers' products. Most of our customers, in turn, depend substantially on the growth of the computing and communications industries. The computing and communications industries are characterized by rapidly changing technologies and shortening product lifecycles. These industries have experienced severe revenue erosion, pricing and margin pressures, and excess inventories over this period. More recently, many of the customers of our communication customers have merged or been acquired. These mergers and acquisitions could result in a decrease in demand from our customers in the telecommunications industry.

  We depend on a limited number of customers for a substantial portion of our revenue and declines in sales to these customers could continue to adversely affect our operating results

        Our two largest customers in 2004 were Cisco Systems, Inc. and IBM, each of which represented more than 10% of our total 2004 revenue and which in the aggregate represented 26% of our total 2004 revenue. Our top ten customers represented 65% of our total 2004 revenue. Our four largest customers in 2003 were Cisco Systems, IBM, Lucent Technologies, and Sun Microsystems Inc., each of which represented more than 10% of our total 2003 revenue and in the aggregate represented 44% of our total 2003 revenue. Our top ten customers in 2003 represented 73% of our total 2003 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue.

        Mergers among our customers or our customers' customers could both increase concentration and/or reduce total demand as the combined entities rationalize their business. In addition, some of our customers have, over the past several years, significantly reduced or delayed the volume of manufacturing services ordered from us. We cannot assure you that present or future large customers will not terminate their manufacturing arrangements with us or significantly change, reduce, or delay the amount of manufacturing services ordered from us, any of which would adversely affect our operating results.

        Other than in connection with asset acquisitions, otherwise known as "OEM divestitures," we generally do not enter into long-term supply commitments with our customers. Instead, we bid on a project basis and typically have supply contracts or purchase orders in place for the project. We are dependent on customers to fulfill the terms associated with these orders and/or contracts. Significant reductions in, or the loss of, sales to any of our large customers would have a material adverse effect on us. OEM divestitures often entail long-term supply agreements between ourselves and the OEM customer, and we are similarly dependent on customers to fulfill their obligations under these contracts.

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

  Inherent difficulties in managing capacity utilization and unanticipated changes in customer orders places strains on our planning and may affect our results of operations

        Our customers are increasingly dependent on EMS providers for new product introductions and rapid response times to changes in volume requirements. Most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance and we often experience reduced lead-times in customers' orders. Accordingly, we cannot always forecast the level of customer orders with certainty. This can make it difficult to order appropriate levels of materials and to schedule production and maximize utilization of our manufacturing capacity. In addition, customers may cancel their orders, change production quantities, or delay production for a number of reasons. The uncertain economic condition of our customers' end markets, intense competition with respect to some of our customers' products and general order volume volatility has resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer, by a group of customers, or by a single customer whose production is material to an individual facility would seriously harm results of that operation in that period. Such order changes could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer orders or, in certain circumstances, require us to return the inventory to our suppliers, re-sell the inventory to another customer or continue to hold the inventory. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. In some cases, dramatic changes in circumstances for a customer could also negatively impact the collectability of receivables or carrying value of our inventory for that customer. On other occasions, customers have required rapid and sudden increases in production, which has placed an excessive burden on our manufacturing capacity. Rapid changes in product ramps, weakening financial condition or the deterioration of any single customer's financial condition could prevent us from collecting receivables or realizing inventory on hand. Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

  Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and results of operations

        During 2004, more than half of our revenue was produced from locations outside of North America. In addition, we purchased material from international suppliers for much of our business, including our North American business. We believe that our future growth depends largely on our ability to increase our business in international markets and, as we describe above, to shift much of our production to lower-cost geographies. We will continue to expand our operations both inside and outside of North America.

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

  •
  foreign exchange risks.

        We have either purchased or built manufacturing facilities in numerous Asian countries, including Thailand, Malaysia, China, Singapore and the Philippines, and could be subject to the political, economic and legal risks associated with doing business in these countries. Each of these regions has a long history of promoting foreign investment but has experienced economic and political turmoil and fluctuations in the value of its currencies in the recent past. There is a potential risk that economic and political turmoil may result in the reversal of current policies encouraging foreign investment and trade, restrictions on the transfer of funds overseas, employee turnover, labor unrest or other domestic problems that could adversely affect us.

  Our results can be affected by limited availability of components

        A significant portion of our costs is for electronics components. All of the products we manufacture require one or more components that we order from suppliers of these particular components. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production and thus delay the revenue of all products using that component or can cause price increases in the products and services we provide. In the past, we have secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in materials costs, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period.

  Restrictions on our ability to restructure quickly enough in some of our key manufacturing regions, such as Europe and the Americas, can affect the timing and effectiveness of our restructuring efforts

        We have operations in multiple regions around the world. As a result, we are subject to different regulatory requirements governing how quickly we are able to reduce manufacturing capacity and terminate related employees. These requirements are particularly stringent in Europe. Restrictions on our ability to close under-performing facilities will result in higher expenses associated with carrying excess capacity and infrastructure during our restructuring activities. The speed of our restructuring can also be impeded by delays from our customers in terms of how fast they want to move their products to another facility. Since the restructuring of our plants will require some of our customers to move their production out of our facilities and into one or more locations of ours, the customer could use this opportunity to instead shift its production to a competitor's facility.

  Failure of our customers to pay the amounts owed to us in a timely manner may adversely affect our results of operations

        We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant accounts receivable from sales to our customers, historically representing 22% to 39% of current assets. Accounts receivable from sales to customers at December 31, 2004 were $1,023.3 million (December 31, 2003 — $771.5 million; and December 31, 2002 — $785.9 million). At December 31, 2004, two customers represented 25% of our total accounts receivable (December 31, 2003 — one customer represented 18% of total accounts receivable; and December 31, 2002 — one customer represented 28% of total accounts receivable). If any of our customers has insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by customers, and may extend our payment terms, which may have a significant adverse effect on our financial condition and results of operations. We regularly review our accounts receivable valuations and make adjustments when necessary. In the fourth quarter of 2004, one of our customers experienced a significant deterioration in its financial condition; as a result, we recorded additional charges of $116.8 million to reflect the estimated recoverable amounts on the assumption that the customer is unable to recapitalize. Our allowance for doubtful accounts at December 31, 2004 was $140.1 million (December 31, 2003 — $50.3 million; and December 31, 2002 — $62.4 million), which represented 12.0% of the gross accounts receivable balance (December 31, 2003 — 6.1%; and December 31, 2002 — 7.4%). Historically, the credit-related accounts receivable adjustments have not been significant to our results of operations. For the year ended December 31, 2004, we wrote off accounts receivable of $2.5 million (December 31, 2003 — $14.2 million; and December 31, 2002 — $30.0 million) against the allowance for doubtful accounts in the normal course of business.

  We may encounter difficulties completing or integrating our acquisitions which could adversely affect our results of operations

        A significant portion of our growth in prior years was generated through acquisitions. These transactions involve acquisitions of entire companies and acquisitions of selected assets from OEMs. These assets typically consist primarily of equipment, inventory and, in certain cases, facilities or facility leases. OEM asset divestiture transactions also typically involve our entering into new supply agreements with the relevant OEMs. This may cause difficulties related to our acquisitions, including:

  •
  integrating acquired operations, systems and businesses;

  •
  maintaining customer, supplier or other favorable business relationships of acquired operations and restructuring or terminating unfavorable relationships;

  •
  addressing unforeseen liabilities of acquired businesses;

  •
  lack of experience operating in the geographic market or industry sector of the business acquired;

  •
  losing customers who want to transfer their business because of the change in ownership;

  •
  losing key employees of acquired operations; and

  •
  not achieving the anticipated business volumes.

        Any of these factors could prevent us from realizing the anticipated benefits of the acquisition, including operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results.

  Our investment in Lean and Six Sigma manufacturing initiatives may not produce the anticipated cost benefits or achieve the working capital benefits we expect

        We are continually investing in training, business process and information technology tools to eliminate waste, increase quality and reduce defects in the manufacturing process. This investment is becoming more critical in our industry, as our customers require our global organization to produce cost savings through the elimination of waste. Failure to deliver these cost savings or eliminate waste could affect our relationships with our customers, which would adversely affect our volumes and our operating results. The deployment of Lean and Six Sigma manufacturing initiatives are part of the roadmap we are using to improve our own operating margins and failure to achieve anticipated benefits could impact our margin improvement.

  If our products are subject to warranty claims, our business reputation may be damaged and we may incur significant costs

        In certain of our contracts, we provide a warranty against defects in our designs or deficiencies with respect to our manufacturing processes. A successful product liability claim in excess of our insurance coverage, or any material claim for which insurance coverage is denied or limited and for which indemnification is not available, could have a material adverse effect on our business, results of operations and financial condition.

  We are subject to the risk of increased income taxes which could adversely affect our results of operations

        We conduct business operations in a number of countries, including countries where:

  •
  tax incentives have been extended to encourage foreign investment; or

  •
  income tax rates are low.

        We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions now in effect in the countries in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to audit by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

        Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Several of these jurisdictions have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        International taxation authorities could challenge the validity of our arm's length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges.

  We face financial risks due to foreign currency fluctuations

        The principal currency in which we conduct our operations is U.S. dollars. However, some of our subsidiaries transact business in foreign currencies, such as Canadian dollars, Thai baht, Euros, Mexican pesos, Czech koruna, Singapore dollars, Japanese yen, Malaysian ringgits, Chinese renminbi, Brazilian real, Philippine Peso, Romanian Lei and British pound sterling. We often enter into hedging transactions to minimize our exposure to foreign currency and interest rate risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell these foreign currencies at future dates. In general, these contracts extend for periods ranging from 12 to 15 months. Our hedging transactions may not successfully minimize foreign currency risk, which could have a material adverse effect on our results of operations.

  The efficiency of our operations could be adversely affected by any delay in delivery from our transportation suppliers, including delays caused by work stoppages and natural disasters

        We rely on a variety of common carriers for materials and product transportation and for routing these through various world ports. A work stoppage, strike or shutdown of any important supplier's facility, or at any major port or airport, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations. Natural disasters, such as tsunamis, earthquakes, and fires in the regions where our facilities or our suppliers' facilities are located could impact our ability to deliver products to our customers. Such events could disrupt supply to us, and from us to our customers, and adversely affect our operations.

  If we are unable to recruit or retain highly skilled personnel our business could be adversely affected

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to continue to attract and retain highly skilled executive, technical and management personnel. We generally do not have employment or non-competition agreements with our employees. To date we have been successful in recruiting and retaining executive, managerial and technical personnel. However, the loss of services of certain of these employees could have a material adverse effect on our operations.

  We may be unable to keep pace with technology changes

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend in part upon our ability to develop and to market manufacturing services which meet changing customer needs, to maintain technological leadership and to successfully anticipate or respond to technological changes in production, manufacturing and supply chain processes in cost-effective and timely ways. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

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

        There is also a risk that infringement claims may be brought against us, our customers, or our suppliers in the future. If someone does successfully assert an infringement claim, we may be required to spend significant time and money to develop a manufacturing process that does not infringe upon the rights of such other person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in such litigation.

  We may not be able to increase revenue if the trend of outsourcing by OEMs slows

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, because OEMs decide to perform these functions internally, or we are not successful in winning new contracts over our competitors, our future growth will be limited. Political pressure or negative sentiment by our customers' customers to reduce production outside of the United States, in lower-cost geographies, could also adversely affect the rate of outsourcing or adversely affect the rate of outsourcing to EMS providers, such as Celestica, who have shifted substantial capacity to these lower-cost geographies.

  Acts of terrorism and other political and economic developments could adversely affect our business

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and continued economic weakness, may hinder our ability to do business and may adversely affect our stock price. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn adversely affects our revenue and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of our stock price and may limit the capital resources available to us and our customers and suppliers.

  Our compliance with environmental laws could be costly

        We are subject to extensive environmental laws and regulations in numerous jurisdictions. Our environmental approach and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Future developments and increasingly stringent regulations could require us to incur additional expenditures relating to environmental matters at our facilities. Achieving and maintaining compliance with present, changing and future environmental laws could restrict our ability to modify or expand our facilities or to continue production. This compliance could also require us to acquire costly equipment or to incur other significant expenses.

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

        Some of our operating sites have a history of industrial use. Soil and groundwater contamination have occurred at some of our facilities. From time to time we investigate, remediate, and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where soil or groundwater contamination existed prior to our ownership or occupation of a site, landlords or former owners have contractually retained responsibility and liability for the contamination and its remediation. However, failure of such former owners or landlords to perform, as a result of financial inability or otherwise, could result in our company being required to remediate such contamination.

        We generally obtained environmental assessments, or reviewed recent assessments initiated by others, for most of the manufacturing facilities that we own or lease at the time we either acquired or leased such facilities. Our assessments may not reveal all environmental liabilities and current assessments were not available for all facilities. Consequently, there may be material environmental liabilities of which we are not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws. The conditions of our properties could be affected in the future by the condition of the land or operations in the vicinity of the properties, such as the presence of underground storage tanks. These developments and others, such as increasingly stringent environmental laws, increasingly strict enforcement of environmental laws by governmental authorities, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of our operations may cause us to incur significant costs and liabilities that could have a material adverse effect on us.

  Our credit agreement and certain indentures contain restrictive covenants that may impair our ability to conduct our business

        Our outstanding credit agreement and the indenture related to our 7 7/8% Senior Subordinated Notes due 2011 contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities. At February 21, 2005, we were in compliance with these covenants. At February 21, 2005, we were limited to approximately $570 million of additional borrowings under our principal revolving credit facility based on minimum financial ratios.

  We are exposed to interest rate fluctuations

        The primary objective of our investment activities is to preserve principal and to maximize yields without significantly increasing risk and while ensuring investment tenors do not prohibit access to cash. To achieve this objective, we maintain our portfolio of cash equivalents in a variety of securities, including government and corporate obligations, certificates of deposit and money market funds. As of December 31, 2004, substantially all of our portfolio was scheduled to mature in less than three months. A hypothetical 10% change in interest rates would not have a material effect on the fair value of our investment portfolios.

        As of December 31, 2004, we had no cash equivalents that were subject to interest rate risk (defined as risk of loss of investment fair value due to interest rate movements). The fair value of our cash equivalents approximated the carrying value as of December 31, 2004.

        In June 2004, we issued Senior Subordinated Notes (Notes) with an aggregate principal amount of $500 million due 2011 and a fixed interest rate of 7.875%. We also entered into agreements which hedge the fair value of the Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin, thereby subjecting us to interest rate risk due to fluctuation in the LIBOR rate. The average interest rate on the Notes for the year was 4.92% after reflecting the interest rate swap. A one-percentage point increase in the LIBOR rate would increase our interest expense by $5.0 million annually.

  Shares eligible for public sale could adversely affect our share price

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 21, 2005, we had 195,304,563 subordinate voting shares and 29,851,630 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act) and shares we issued in connection with our acquisition of MSL to persons who were affiliates of MSL. Shares held by our affiliates include all of the multiple voting shares and 2,925,643 subordinate voting shares held by Onex Corporation. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us. Similar resale provisions apply to the subordinate voting shares issued to MSL affiliates in connection with our acquisition of MSL.

        In addition, as of February 21, 2005, there were approximately 32,600,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 24,300,000 subordinate voting shares. Moreover, we may, pursuant to our articles of incorporation, issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

  The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares

        Onex owns, directly or indirectly, all of the outstanding multiple voting shares and 1.5% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represent 79.3% of the voting interest in us and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and to approve significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement in certain circumstances. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facilities, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Under the indenture governing our LYONs, we are required to offer to repurchase all of the LYONs if any person, other than Onex, becomes the beneficial owner of more than 50% of the voting interest in Celestica. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns shares with a majority of the voting rights of the shares of Onex. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, please turn to Item 7(A), "Major Shareholders." Onex has, from time to time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares and could do so in the future. These sales could impact our share price, have consequences as described above on our outstanding debt, and change our ownership structure.

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

Item 4. Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions, principally to modify our corporate name and our share capital. Our legal name and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal executive offices are located at 1150 Eglinton Avenue East, Toronto, Ontario, Canada M3C 1H7 and our telephone number is (416) 448-5800. Our web-site is http://www.celestica.com. Information on our web-site is not incorporated by reference in this Annual Report.

        As an important IBM manufacturing unit, we provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included our management.

        We are a world leader in the delivery of innovative electronics manufacturing services. We operate a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs. Celestica's expertise in quality, technology and supply chain management, and leadership in the global deployment of Lean principles, enables us to provide competitive advantage to our customers by improving time-to-market, scalability and manufacturing efficiency.

Our Acquisitions

        In 2002, we acquired:

  •
  certain assets of NEC Corporation in Miyagi and Yamanashi, Japan; and

  •
  certain assets from Corvis Corporation in the United States.

        In 2003, we did not complete any acquisitions.

        In 2004, we acquired:

  •
  all of the shares of MSL; and

  •
  certain assets from NEC Corporation in the Philippines.

        The aggregate purchase price for the 2002 and 2004 acquisitions was approximately $441 million.

        In connection with these acquisitions, we also entered into supply agreements.

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

B.    Business Overview

        Our goal is to be the "partner of choice" in EMS. We believe we are well positioned to achieve this goal given our position as one of the major EMS providers worldwide and our widely recognized skills in EMS capabilities. Our focus is to (i) steadily improve our operating margins and increase operating efficiency by driving costs lower and providing supply chain solutions that capture value for us and our customers, (ii) leverage our position in the areas of technology, quality and supply chain management, (iii) develop and enhance profitable relationships with leading OEMs, (iv) broaden the range of the services we provide to OEMs in areas that can reduce their manufacturing, supply chain and product development costs, (v) continue to diversify our end markets, serving a wide variety of OEMs, and (vi) selectively pursue acquisitions that enhance the company's EMS and supply chain capabilities. We believe that success in these areas will allow us to achieve significantly improved financial performance and enhance shareholder value.

        We have operations in the Americas, Europe and Asia. We provide a wide variety of products and services to our customers, including the manufacture, assembly and test of complex printed circuit assemblies (PCAs), and the full system assembly of final products. In addition, we provide a broad range of EMS services from product design to system assembly, fulfillment and after-market service and support.

        We have historically targeted industry-leading OEMs primarily in the computing and communications sectors. In addition to this, we are increasing our diversification across other markets, such as aerospace and defense, industrial, consumer and automotive, to reduce the risk of reliance on computing and communication sectors. We supply products and services to over 200 OEMs. In the aggregate, our top ten customers represented 65% of revenue in 2004. The products we manufacture can be found in a wide array of end products, including cell phones and pagers, electronic metering devices, hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical products, modems, multimedia peripherals, PBX switches, personal computers, PDAs, photonic devices, printers and related supplies, routers, scalable processors, servers, switching products, video broadcasting equipment, wireless base stations, wireless loop systems and workstations.

        Our principal competitive advantages include our advanced capabilities in the areas of technology and quality, our flexible and lower-cost manufacturing network, our broadening service offerings, and our effective supply chain management. We are an industry leader in a wide range of advanced manufacturing technologies, using established and emerging process technologies. We believe our test capabilities are among the best in the industry and enable us to produce highly reliable products, including products that are critical to the functioning of our customers' products and systems. Our size, geographic reach and leading expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time to market.

        We believe that our highly skilled workforce gives us a distinct competitive advantage. Through innovative compensation and an employee stock ownership plan, we have developed an entrepreneurial, participative and team-based culture.

Electronics Manufacturing Services Industry

  Overview

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. As the capabilities of EMS companies evolved from manufacturing components or partial assemblies to providing complex manufacturing services, an increasing number of OEMs adopted and became increasingly reliant upon manufacturing outsourcing strategies. Today, the leading EMS companies have global footprints with worldwide supply chain management and offer end-to-end services for the product lifecycle, including front-end design and product development, advanced manufacturing, final system assembly and test, direct order fulfillment, and after-market service and support. By outsourcing their manufacturing and related services, OEMs are able to focus on their core competencies, including product development, sales, marketing and customer service, while leveraging the manufacturing and supply chain expertise of EMS providers.

        We believe increased outsourcing adoption by OEMs will continue because it allows OEMs to:

        Reduce Operating Costs and Invested Capital.    OEMs are under significant pressure to reduce manufacturing costs and capital expenditures as electronic products have become more technically advanced and the manufacturing process has become increasingly automated, which requires greater levels of investment in capital equipment. EMS companies enable OEMs to gain access to advanced manufacturing facilities, supply chain management and engineering capabilities, additional capacity, greater flexibility for both product ramp-up and changeover, and the economies of scale which EMS companies provide. As a result, OEMs can reduce their overall operating costs, working capital and capital investment requirements.

        Focus Resources on Core Competencies.    The electronics industry is experiencing greater levels of competition and rapid technological change. In this environment, many OEMs are seeking to focus on their core competencies of product development, sales, marketing and customer service, and to outsource design, manufacturing and related requirements to their EMS partners.

        Speed Time-to-Market.    Electronics products are experiencing increasingly shorter product lifecycles, requiring OEMs to continually reduce the time required to bring products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers. This includes capabilities relating to design services, quick-turn prototype development and rapid ramp-up of new products to high-volume production, with the critical support of worldwide supply chain management.

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

        Access Leading Engineering Capabilities and Technologies.    Electronics products and electronics manufacturing technology have become increasingly sophisticated and complex. As a result, OEMs increasingly rely on EMS companies to provide design, engineering support, manufacturing and technological expertise. EMS companies' design and engineering services can assist OEMs in the development of new product concepts, as well as with improvements in performance, cost and time required to bring products to market. In addition, OEMs gain access to high quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    OEMs are generally increasing their international activities in an effort to expand sales through access to foreign markets. EMS companies with worldwide capabilities are able to offer such OEMs global manufacturing solutions, to meet local content requirements, distribute products efficiently around the world and lower costs.

        Access to Broadening Service Offerings.    EMS providers are continually expanding their service offerings to include related services — such as design, after-market services, and fulfillment — that historically have been performed by OEMs, thereby giving the customer the opportunity to outsource more of its cost of the goods sold.

Celestica's Focus

        Our goal is to be the "partner of choice" in the EMS industry. To achieve this goal, we work closely with OEM customers to proactively identify and fulfill each of their requirements and exceed their expectations in areas such as service offerings, reliability and serviceability, quality and delivery. By succeeding in the following areas, we believe we will maximize customer satisfaction, achieve superior financial performance and enhance shareholder value:

        Steadily Improve Operating Margins and Increase Operating Efficiency.    Operating margins and working capital performance showed significant improvement in 2004. Though we are still not operating at our target level, we will continue to focus on: (i) completing our restructuring programs, (ii) leveraging corporate procurement capabilities to lower materials costs, (iii) increasing utilization of facilities to take advantage of significant operating leverage, (iv) deploying corporate cost reduction and productivity enhancement initiatives on a global basis, (v) applying best practices throughout our operations worldwide, (vi) moving production to lower-cost regions, and (vii) compensating our employees based, in part, on the achievement of return on invested capital (ROIC) and customer satisfaction targets. In order to drive greater efficiency, we are also committed to the deployment of Lean manufacturing and Six Sigma initiatives, designed to improve manufacturing processes by reducing waste and redundancy within our manufacturing facilities. We will continue our intensive focus on maximizing asset turnover, which we believe will, combined with the margin enhancement measures described above, increase our ROIC.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. Our modern plants across the world and leading technological capabilities enable us to produce complex and highly sophisticated products to meet the rigorous demands of our OEM customers. Our commitment to quality in all aspects of our business allows us to deliver consistently reliable products to our OEM customers. The systems and processes associated with our expertise in supply chain management enable us to rapidly ramp-up operations to meet customer needs, flexibly shift capacity in response to product demand fluctuations and effectively distribute products directly to end customers. We often work closely with many suppliers to influence component design for the benefit of OEM customers. Through the successes that we have had in these areas, we have been recognized through numerous customer and industry achievement awards.

        Develop and Enhance Profitable, Key Relationships with Leading OEMs.    We seek to build and sustain profitable, key relationships with industry leaders in sectors that can benefit from the delivery of our innovative electronics manufacturing services. In addition, we are focused on identifying and developing new customer relationships. To this end, we pursue opportunities which exploit our competitive advantages in the areas of technology, quality and supply chain management. We conduct ourselves as an extension of our customers' organizations, which enables us to respond to their needs with speed, agility and a commitment to deliver results. This approach has allowed us to establish and maintain strong manufacturing relationships with a wide range of leading OEMs such as Cisco Systems, IBM, Lucent Technologies and Sun Microsystems. Going forward, we believe our existing OEM customer base will be a strong source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually look to expand the breadth and depth of the services we provide to OEMs in areas that can reduce their design, manufacturing, supply chain and product costs. Although we traditionally offered our services in connection with the production of higher-end and more complex products, we have significantly broadened our offering of services to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs. In the past few years, we have acquired additional capabilities in prototyping and PCA design, embedded system design, full system assembly, logistics, fulfillment and after-market services. We are now providing a suite of green services that help our customers comply with emerging environmental legislation, including the European Union's RoHS (Restriction of Hazardous Substances) and WEEE (Waste from Electrical and Electronic Equipment). RoHS mandates the removal of a number of hazardous substances, including the lead commonly found in electronic products, by July 1, 2006, and WEEE mandates the treatment, recovery and recycling of waste from electrical and electronics equipment. We will expand our capabilities and service offerings on a global basis based on potential returns to the company and in response to the changing needs of our customers.

        Continue to Diversify End Markets and Customer Base.    We have a diversified customer base whose products serve the communications, server, storage, workstation and personal computer and other industries. In 2004, revenue by end-market users was as follows: enterprise communications — 27%; telecommunications — 22%; servers — 18%; storage — 11%; other — 19%; and workstations and personal computers — 3%. We target industry-leading OEMs, historically focusing on the computing and communications sectors. We have recently expanded our diversification across other markets, such as aerospace and defense, automotive, consumer, and industrial, to reduce the risk of reliance on certain sectors. Our acquisition of MSL expanded our customer base to include aerospace, automotive, retail systems and peripherals.

        Selectively Pursue Strategic Acquisitions.    We have completed numerous acquisitions and will continue to selectively seek acquisition opportunities in order to (i) further develop strategic relationships with leading OEMs, (ii) expand our capacity and capability, (iii) diversify into new market sectors, (iv) broaden our service offerings, and (v) optimize our global positioning. We have developed and deployed a comprehensive integration approach to support our acquisitions. This includes establishing a common culture at all locations with broad-based workforce participation, providing a single marketing "face" to customers worldwide, deploying common information technology platforms, leveraging global procurement and transferring best practices among operations worldwide.

Celestica's Business

  EMS Services

        We are positioned as a value-added provider within the EMS industry with a full spectrum of products and services to capitalize on our extensive technological know-how and intellectual capital. We believe that our ability to deliver this wide spectrum of services to our OEM customers provides us with a competitive advantage over EMS providers focused in few service areas. We offer a full range of manufacturing services, including those discussed below.

        Supply Chain Management.    We utilize our integrated enterprise resource planning and supply chain management system to enable us to optimize materials management from supplier to end customer. Effective management of the supply chain is critical to the success of OEMs, as it directly impacts the time required to deliver product to market and the capital requirements associated with carrying inventory.

        Design.    Our design team works with OEM product developers in the early stages of product development. The design team uses advanced design tools to enable new product ideas to progress from electrical and ASIC design, to simulation and physical layout, to design for manufacture. Electronic linkages between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        Green Services.    We are now providing a suite of green services that help our customers to comply with emerging environmental legislation, including the European Union's RoHS (Restriction of Hazardous Substances) and WEEE (Waste from Electrical and Electronic Equipment). RoHS mandates the removal of a number of hazardous substances, including the lead commonly found in electronic products, by July 1, 2006, and WEEE mandates the treatment, recovery and recycling of waste from electrical and electronics equipment.

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

        Product Assurance.    We provide product assurance to our OEM customers. Our product assurance team performs product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. We are accredited as a National Testing Laboratory capable of testing to international standards (e.g., Canadian Standards Association and Underwriters Laboratories). We believe that this service allows our customers to attain product certification significantly faster than is customary in the EMS industry.

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

        Packaging and Global Fulfillment.    We design and test the packaging of products for bulk shipment or single end customer use. We have a sophisticated integrated system for managing complex international order fulfillment that allows us to ship worldwide and, in many cases, directly to the OEM's customers.

        After-Market Services.    We offer a wide range of after-market support services. This support can be individualized to meet each customer's requirements and includes field failure analysis, product upgrades, repair and engineering change management.

  Quality Management

        One of our strengths has been our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to

ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to ISO 14001 (environmental) standards.

        In addition to these standards, we are committed to the deployment of Lean manufacturing and Six Sigma principles throughout our manufacturing network. The implementation of Lean production systems helps improve efficiency of the manufacturing process in areas such as inventory on hand, set up times and floor space, and the number of people required for production. Success in these areas helps our customers to lower their costs and contributes to better profitability for us.

        We believe that our success is directly linked to high levels of customer satisfaction. As a result, a portion of the compensation of employees is based on the results of extensive customer satisfaction surveys conducted on our behalf by an independent consultant.

  Geographies

        In 2004, approximately 42% of our revenue was produced in North America. Facilities in Asia and Europe generated approximately 39% and 19%, respectively, of our revenue in 2004. A listing of our principal locations is included in Item 4, "Information on the Company — Description of Property." We are focused on expanding our resources and capability in lower-cost geographies. We believe that locating in lower-cost geographic regions such as Central Europe and Asia complements our service offerings by providing lower-cost manufacturing solutions to our OEM customers for certain price-sensitive applications.

        Certain information concerning geographic segments is set forth in note 18 to the Consolidated Financial Statements in Item 18.

  Sales and Marketing

        We have adopted a focused marketing approach targeted at creating profitable, key relationships with leading OEMs in our end markets. Our global sales and marketing organizations leverage an integrated set of processes designed to provide consistency to the customer worldwide. Our coordination of efforts with key global customers has been enhanced by the creation of customer-focused units — each headed by a group general manager to oversee the entire relationship with such customers. Our global network is comprised of direct sales representatives, operational and project managers, account executives and supply chain management, as well as senior executives. Our sales resources are directed at multiple management and staff levels within target accounts. Sales offices are located in proximity to key customers and markets.

  Customers

        We have targeted industry-leading customers primarily in the computing and communications sectors. We supply products and services to over 200 OEMs, including such industry leaders as Avaya Inc., Cisco Systems, EMC Corporation, Hewlett-Packard Corporation, IBM, Lucent Technologies, Motorola Inc., NEC, and Sun Microsystems.

        During 2004, our two largest customers, Cisco Systems and IBM, each represented in excess of 10% of total revenue and in the aggregate represented 26% of total revenue. During 2003, our four largest customers, Cisco Systems, IBM, Lucent Technologies and Sun Microsystems, each represented in excess of 10% of total revenue and in the aggregate represented 44% of total revenue. Our top ten customers represented approximately 65% of our total revenue in 2004, compared with 73% in 2003.

        We derive most of our revenue from OEM customers. The contractual agreements with our key customers generally provide a framework for our overall relationship with the customers. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

        We generally enter into supply arrangements in connection with our acquisition of facilities from OEMs. These arrangements generally govern the conduct of business between the parties relating to, among other things, the manufacture of products which were previously produced at that facility by the seller itself. Such arrangements, which in certain instances contain limited overhead contribution provisions or limited revenue or product volume guarantees, range from one to five years. There can be no assurance that these arrangements will be renewed. As a result of the weaker economic environment over the past several years, our results under these supply agreements have been affected adversely by order cancellations and rescheduling as our customers' base business volumes have decreased.

  Technology and Research and Development

        We use advanced technology in the design, assembly and test of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry, which provides us with advantages over many of our smaller and less sophisticated competitors.

        Our customer-focused factories are highly flexible and are reconfigured continually to meet customer-specific product requirements. We have extensive capabilities across a broad range of specialized assembly processes and we work with a wide range of substrate types, based on the wide range of products we build for our customers from thin, flexible printed circuit boards to highly complex, dense multi-layer boards.

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

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development. We are proactive in developing manufacturing techniques that take advantage of the latest component and product designs and packaging. We often work with industry groups to advance the state of technology in the industry.

  Supply Chain Management

        We have strong relationships with a broad range of suppliers. We use electronic data interchange with our key suppliers and ensure speed of supply through the use of automated receiving and full-service distribution capabilities. During 2004, we procured and managed approximately $7 billion in materials and related services. We view the size and scale of our procurement activities as an important competitive advantage, as it enhances our ability to obtain better pricing, influence component packaging and design and obtain a supply of components in constrained markets.

        We utilize two fully integrated enterprise systems which provide comprehensive information on our logistics, financial and engineering support functions. One system is used in Asia, Europe and several locations in the Americas and the other system is common throughout the rest of our operations. These systems provide management with the data required to manage the logistical complexities of the business. These systems are augmented by and integrated with other applications, such as shop floor controls, component database management and design tools.

        In order to minimize risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and "real-time component pricing" (the ability to obtain the advantage of the most recent price change in component pricing) designed to minimize the risk to us of cost fluctuations. Our incentives in Lean manufacturing and Six Sigma also focus on eliminating excess inventory throughout our supply chain. In providing electronics manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

        All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or to defer planned production in response to the anticipated unavailability of the critical components. In some cases, supply shortages will substantially curtail production of all full system assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components. There can be no assurance that such shortages, or future fluctuations in materials cost, will not have a material adverse effect on our results of operations, business, prospects and financial condition.

  Intellectual Property

        We hold licenses to various technologies which we acquired in connection with acquisitions from Fujitsu-ICL, Hewlett-Packard, IBM, NEC and other companies. We believe that we have secured access to all required technology that is material to the current conduct of our business.

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

  Competition

        We compete on a global basis to provide electronics manufacturing services to OEMs in our end markets. Our competitors include a large number of domestic and foreign companies, such as Flextronics International, Hon Hai Precision Industry, Sanmina-SCI, Solectron and Jabil Circuit, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. In addition, in recent years, ODMs, companies that provide design and manufacturing services to OEMs, have been increasing their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products, such as cell phones. While we have not to date encountered significant competition from ODMs, such competition may increase if our business in these markets grows or if ODMs expand further into or beyond these markets.

        We could also face competition from current and prospective customers which evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, financial, research and development, and marketing resources than we do. We believe that the primary basis of competition in our targeted markets is based on our track record in manufacturing technology, quality, responsiveness, the provision of value-added services and price. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

  Human Resources

        As of December 31, 2004, we employed over 46,000 permanent and temporary (contract) employees worldwide. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly ramp our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required.

        Culturally, we are team-oriented, values-driven, empowerment-based, dynamic and results-oriented, with an overriding sensitivity to customer service and quality at all levels. This culture is a critical factor for us, as we need to be able to fully utilize the intellectual capital of our employees to be successful. We believe that our employee relations are good. Some of our employees in the United Kingdom, France, Italy, Mexico, the United States, Japan, Brazil and Spain are represented by unions.

  Environmental Matters

        We are subject to extensive environmental, health and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. We believe that we are in compliance in all material respects with current environmental laws. However, there can be no assurance that we will not experience difficulties with our efforts to maintain material compliance at our facilities, or to comply with either currently applicable environmental laws or environmental laws as they change in the future, or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects and financial condition. Our need to comply with present and changing future environmental laws could restrict our ability to modify or expand our facilities or continue production and could require us to acquire costly equipment or to incur other significant expense.

        Some of our operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites.

        Except for the facilities we acquired in the Omni and MSL transactions, Phase I or similar environmental assessments (which involve general inspections without soil sampling or ground water analysis) were obtained for most of the manufacturing facilities we lease or own in connection with our acquisition or lease of such facilities. Where contamination is suspected, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct such environmental assessments in respect to future property acquisitions where consistent with local practice. These environmental assessments have not revealed any environmental liability that we believe, based on current information, will have a material adverse effect on our results of operations, business, prospects or financial condition, nor are we aware that we have any such material environmental liability, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners at some sites. It is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are not presently aware or that future changes in law or enforcement standards will cause us to incur significant costs or liabilities in the future.

        We are now providing a suite of green services to help our customers comply with emerging environmental legislation, including the European Union's RoHS (Restriction of Hazardous Substances) and WEEE (Waste from Electrical and Electronic Equipment). RoHS mandates the removal of a number of hazardous substances, including the lead commonly found in electronic products, by July 1, 2006, and WEEE mandates the treatment, recovery and recycling of waste from electrical and electronics equipment.

  Backlog

        Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

  Seasonality

        With a significant exposure to computing and communications infrastructure products, we have historically seen a level of seasonality in our quarterly revenue patterns. This seasonality generally has resulted in lower volumes in our first quarter, gradually increasing throughout the year, culminating in higher revenue in the fourth quarter. Seasonality is also reflected in the mix and complexity of the products manufactured. As a result of this mix, our efforts to diversify our revenue base, and limited visibility in technology end markets, it is difficult to predict the extent and impact of seasonality on our business.

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly-owned:

        Celestica (US Holdings) Inc., a Delaware corporation.

        Celestica Corporation, a Delaware corporation.

        Celestica (USA) Inc., a Delaware corporation.

        Celestica Singapore Pte Ltd., a Singapore corporation.

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation.

        IMS International Manufacturing Services Limited, a Cayman Islands corporation.

        Celestica Holdings Pte Ltd., a Singapore corporation.

        1282087 Ontario Inc., an Ontario corporation.

D.    Description of Property

        The following table summarizes our principal facilities as of February 21, 2005. Our facilities are used to manufacture printed circuit boards, assemble and configure final systems and for other related manufacturing and customer support activities.

Facility	Manufacturing Square Footage	Owned/Leased
	(in thousands)
Toronto, Ontario	888	Owned
Denver, Colorado	169	Leased
Little Rock, Arkansas	424	Owned
Fort Collins, Colorado	200	Owned
Salem, New Hampshire	278	Leased
San Jose, California	131	Leased
Mt. Pleasant, Iowa(1)	69	Leased
Charlotte, North Carolina(2)	305	Leased
Raleigh, North Carolina(1)	70	Leased
Arden Hills, Minnesota	154	Leased
Austin, Texas	51	Leased
Dallas, Texas	86	Leased
Telford, England	132	Leased
Galway, Ireland	133	Leased
Vimercate, Italy	550	Owned
Saumur, France	142	Owned
Guerande, France	130	Owned
Rajecko, Czech Republic	170	Owned
Kladno, Czech Republic	166	Owned
Barcelona, Spain	58	Leased
Valencia, Spain(2)	518	Owned/Leased
Monterrey, Mexico(2)	527	Leased
Reynosa, Mexico(2)	550	Leased
Queretaro, Mexico	77	Leased
Aquadilla, Puerto Rico	94	Leased
Jaguariuna, Brazil	134	Leased
Shanghai, China(2)	235	Owned/Leased

Dongguan, China(2)	286	Leased
Suzhou, China(2)	516	Owned/Leased
Xiamen, China	89	Leased
Shatin, Hong Kong	53	Leased
Johor Bahru, Malaysia(2)	405	Owned/Leased
Kulim, Malaysia	324	Owned
Singapore(2)	354	Leased
Miyagi, Japan	273	Owned
Tokyo, Japan(2)	44	Leased
Laem Chabang, Thailand	722	Leased
Rayong, Thailand	38	Leased
Cebu, Philippines	125	Leased

(1)
As part of our restructuring plans, we have announced that we will close this site in 2005.

(2)
This represents multiple locations.

        Our principal executive office is located at 1150 Eglinton Avenue East, Toronto, Ontario M3C 1H7. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

        Our land and facility leases expire between 2005 and 2040. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

        As part of our restructuring plans, we have consolidated facilities and changed our strategic focus as to the number and geography of our sites. We have rationalized our global manufacturing network to increase the percentage of our facilities in lower-cost geographies. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Results" for additional information concerning our restructurings.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion of the financial condition and results of operations of Celestica should be read in conjunction with the Consolidated Financial Statements in Item 18. All dollar amounts are expressed in U.S. dollars. The information in this document is provided as of February 21, 2005.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements concerning the words "believes," "expects," "anticipates," "estimates," "intends," "plans," or words of similar import, constitute forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; and our ability to manage our restructuring and the shift of production to lower-cost geographies. These and other risks and uncertainties are discussed in our various filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including this Annual Report and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission. See Item 3, "Key Information — Risk Factors."

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

  Overview

  What Celestica does:

        Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS) targeting leading industry original equipment manufacturers (OEMs), historically in the computing and telecommunications industries and increasingly in other manufacturing end markets, such as aerospace and defense, automotive, consumer electronics and industrial. Celestica operates a highly sophisticated global manufacturing network with operations in the Americas, Asia and Europe. Celestica's expertise in quality, technology and supply chain management enables it to provide competitive advantages to customers by improving cost, time-to-market, scalability and flexibility.

        Celestica provides a broad range of electronics manufacturing services, including design, new product introduction, engineering services, supply chain management, printed circuit assembly, system assembly, direct order fulfillment, logistics and after-market services and support.

  Overview of business environment:

        The EMS industry is comprised of companies that provide a broad range of manufacturing services to OEMs. As the capabilities of EMS companies evolved from manufacturing components to providing complex manufacturing services, OEMs have become increasingly reliant on these services. The EMS industry experienced rapid change and growth over the past decade as an increasing number of OEMs outsourced more of their manufacturing requirements.

        During the period from 2001 - 2003, the EMS industry experienced demand weakness, particularly in the computing and communications end markets, as spending on higher complexity and infrastructure products was reduced or cut. The Company's concentration of business with customers in these higher complexity products had an adverse effect on the Company's revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry resulting in industry restructuring and continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes led to lower-utilization rates which also adversely impacted margins for those years. Celestica's revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002 and down 33% from $10.0 billion in 2001.

        Technology end-markets began to show signs of recovery in the later part of 2003 and into 2004. Revenue for 2004 grew to $8.8 billion from $6.7 billion in 2003, aided by a modestly better economic environment, the acquisition of MSL and by adding new customers in diversified markets. Revenue growth was stronger in the first half of 2004 and slowed in the second half of the year.

  Key strategic initiatives:

        In response to the downturn in the EMS industry, the Company initiated restructuring plans to rebalance its global manufacturing network and reduce capacity. The EMS industry changed during the technology downturn with OEM customers requiring their EMS providers to shift more production to lower-cost regions in order for them to compete in their own highly competitive marketplaces.

        In 2001, the Company announced its first restructuring plan. As the downturn continued, and excess capacity in higher-cost geographies remained, the Company announced additional restructuring plans through to 2004 and now into 2006. The restructuring plans are focused on consolidating facilities, thereby improving capacity utilization while increasing production in lower-cost geographies and accelerating margin expansion.

For the fourth quarter of 2004, the Company's capacity utilization returned to just over 60%. At the completion of the restructuring initiatives, the Company expects the EMS production capacity utilization to reach the 70% range. The Company expects to have an improved balance of high capability and lower-cost capacity in its global manufacturing network when all of the planned restructuring actions are completed. As a result of the Company's past and current restructuring efforts, approximately 76% of its employees as of December 31, 2004 were in lower-cost geographies, up from approximately 63% at the end of 2002.

        Despite the modest growth environment, the Company's focus for 2004 was to improve the operating margins of its EMS business, continue to grow in diversified market sectors, and to further expand its integrated services and solutions offerings. To accomplish this, Celestica deployed the following:

  •
  implemented Lean manufacturing and Six Sigma principles and restructured underutilized facilities to improve operating margins;

  •
  discontinued or divested unprofitable and non-strategic activities;

  •
  acquired MSL to enhance the Company's effectiveness in growing its diversified markets and supply chain fulfillment solutions;

  •
  launched new "green" service offerings to enable OEM's to comply with upcoming environmental laws such as the European Union's "Restriction of Hazardous Substance" (RoHS) directive; and

  •
  enhanced relationships with OEM customers through improved execution and customer focus units.

        The Company's operating margin showed improvements in each quarter of 2004 and believes this momentum will continue in 2005. The Company is forecasting a moderate growth environment with continued improvements in operating efficiency and additional cost savings from its new restructuring plans announced in January 2005.

  Summary of 2004 Developments

  Overview of 2004 results:

        Revenue for 2004 increased 31% to $8.8 billion from $6.7 billion in 2003. Revenue increased in all regions, as a result of new business wins from existing and new customers and acquisition revenue. The Company also increased the revenue from its non-top 10 customers compared to prior years, demonstrating increased customer diversification. Consistent with its diversification strategy, the Company completed the acquisition of Manufacturers' Services Limited (MSL) in March 2004, a mid-tier EMS provider with a broad customer base in diversified markets.

        The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Year ended December 31
	2002	2003	2004
Revenue	$8,271.6	$6,735.3	$8,839.8
Gross profit	555.1	260.1	407.9
Selling, general and administrative expenses	298.5	273.8	331.6
Net loss	(455.4)	(266.7)	(854.1)
Basic loss per share	(1.98)	(1.23)	(3.85)
Diluted loss per share	(1.98)	(1.23)	(3.85)
	December 31
	2002	2003	2004
Total assets	$5,811.4	$5,137.4	$4,939.8
Total long-term financial liabilities, including principal component of convertible debt	269.0	213.9	627.5

        Gross margin improved to 4.6% of revenue in 2004 from 3.9% in 2003. Included in Cost of sales is a $16.6 million charge to write-down inventory relating to the Company's restructuring and exit from its reference design activities and a $44.6 million charge related to inventory for a specific customer. Excluding the inventory charges above, the gross margin for the year would have been 5.3%. The gross margin increase was due principally to increased volumes, reduced pricing pressures, improved operating efficiency and benefits from the Company's restructuring. The benefits from restructuring amounted to approximately $136 million in 2004 of which approximately 80% was realized as lower cost of sales. These improvements were partially offset by the costs of ramping new customer programs, costs to support the reference design activities, and higher costs in certain geographies due to the weakened U.S. dollar. Lean manufacturing and Six Sigma are processes focused on the continual refinement of all parts of the manufacturing cycle. Through the disciplined use of Lean principles and tool sets, the Company is able to reduce the resources required (i.e., floor space, equipment, inventory and manufacturing lines) to build a product, which in turn, lowers the total manufacturing cost for the Company and its customers.

        Selling, general and administrative (SG&A) expenses (including research and development costs) declined from 4.1% of revenue in 2003 to 3.8% in 2004. The reduction in SG&A expense as a percentage of revenue, is a result of increased volumes, and benefits from restructuring activities, divestitures and other cost-reduction initiatives.

        In the third quarter of 2004, the Company decided to refocus its design resources to more directly support the product development initiatives of its largest customers. As a result, the Company decided to restructure and exit its server reference design business and related channel activities. The Company's profitability is expected to improve when the Company completes its exit from these businesses.

        In preparing its business plans for 2005 and beyond, the Company identified in the fourth quarter that volumes in the Americas and Europe were going to be lower than previously expected. This adversely impacted the assessment of the carrying value of goodwill, long-lived assets and deferred income tax assets. The Company recorded impairment and Other charges amounting to $912.6 million, primarily in the fourth quarter of 2004, which resulted in the significant net loss for the year. The charges primarily included goodwill impairment of $288.0 million, long-lived asset impairment of $99.3 million, $161.4 million related to uncollectible receivables and an inventory write-down (through Cost of sales) for one customer, and $248.2 million to establish a valuation allowance against deferred income tax assets.

        The Company also recorded $153.7 million in restructuring charges in 2004. The weaker plans for the Americas and Europe for 2005 and beyond, have resulted in additional restructuring announcements. See "Subsequent events and recent developments". Total assets for 2004 have decreased from the prior year due to the above impairments offset, in part, by assets arising from acquisitions.

  Other performance indicators:

        In addition to the key financial, revenue and earnings related metrics above, management regularly reviews the following quarterly working capital metrics:

	4Q03	1Q04	2Q04	3Q04	4Q04
Days in accounts receivable	34	39	39	41	38
Days in inventory	47	54	52	52	46
Days in accounts payable	(71)	(77)	(70)	(70)	(67)

Cash cycle days	10	16	21	23	17

        Days in accounts receivable is calculated as the average accounts receivable for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable is calculated as the average accounts payable for the quarter divided by average daily cost of sales. Accounts payable is defined as current liabilities less interest bearing payables and convertible debt. Cash cycle days is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable. Cash cycle days for the fourth quarter of 2004 improved sequentially primarily due to improvements in inventory turns.

  Changes in financing and capital structure:

        Celestica continued to maintain a strong balance sheet in 2004 and finished the year with a cash balance of $969 million. In June 2004, the Company issued Senior Subordinated Notes (Notes) with a principal amount of $500.0 million, and a fixed interest rate of 7.875%. The Company also entered into agreements to swap the fixed rate of interest for a variable rate on these Notes based on LIBOR plus a margin. $299.7 million of the proceeds was used to repurchase LYONs.

  Acquisitions and divestitures:

        A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships, building a global manufacturing network, and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned it for future outsourcing opportunities. The Company's pace of acquisitions has slowed from prior years but future acquisitions may be undertaken if aligned with Company strategic initiatives.

        On March 12, 2004, the Company completed the acquisition of MSL, a full-service global electronics manufacturing and supply chain services company, headquartered in the United States. This acquisition provided Celestica with an expanded customer base and service offering. This acquisition also supported Celestica's strategy of adding new customers in more diversified end markets including industrial, aerospace and defense, automotive, retail systems, communications and network storage, and peripherals. The purchase price for MSL of $321.2 million was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 million in cash.

        In April 2004, the Company acquired certain net assets located in the Philippines from NEC Corporation for cash of $8.1 million.

        In September 2004, the Company sold certain assets relating to its power operations for a cash selling price of $52.8 million. The Company reported a gain on sale of $12.0 million. $2.0 million of the proceeds is held in escrow and will be released on completion of certain closing procedures. The Company has signed a multi-year agreement to supply manufacturing services to the purchaser. Future revenue and earnings are not expected to change significantly given the Company's continuing involvement as a manufacturer for the purchaser.

        Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and company acquisitions. Celestica identifies possible acquisitions that would enhance its global manufacturing network, expand its service offerings, increase its penetration in various industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be.

        Celestica will continue to evaluate its operations and could propose exiting additional businesses or service offerings in order to better align with the Company's strategic objectives.

  Subsequent events and recent developments:

        To further improve capacity utilization and accelerate margin improvements, the Company announced in January 2005 additional plans to restructure its operations and expects to incur restructuring charges in the range of $225 million to $275 million during the next 15 months. The restructuring will include some plant closures and a 10-15% reduction in the company's global workforce (approximately 5,500 employees). The restructuring plans will target primarily its higher-cost geographies where end-market demand has not recovered to the levels management requires to achieve sustainable profitability.

Critical Accounting Policies and Estimates

        Celestica prepares its financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the Consolidated Financial Statements in Item 18.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements in Item 18. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of the Consolidated Financial Statements in Item 18.

  Revenue recognition:

        Celestica derives most of its revenue from the sale of electronics equipment that has been built to customer specifications. Celestica recognizes revenue from product sales upon shipment, since title has passed, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete. Celestica has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not recognize revenue on these transactions.

        Celestica provides warehousing services in connection with manufacturing services to certain customers. The Company assesses the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, the Company defers recognizing revenue until the products have been shipped to the customer.

  Allowance for doubtful accounts:

        Celestica records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. If any of the Company's customers have insufficient liquidity, the Company may encounter significant delays or defaults in payments owed by its customers. This may result in the Company extending payment terms which may have a significant adverse effect on the Company's financial condition and results of operations. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses. In the fourth quarter of 2004, one of its customers experienced a significant deterioration in its financial condition. As a result, the Company recorded additional charges of $116.8 million to Other charges to reflect the estimated recoverable amounts, on the assumption that the customer is unable to re-capitalize.

  Inventory valuation:

        Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Celestica regularly adjusts its inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins. In the third quarter of 2004, the Company recorded a $16.6 million charge to write-down inventory relating to the Company's restructuring and exit from the reference design business. In the fourth quarter of 2004, the Company recorded additional charges to Cost of sales to reduce the net realizable value of inventory of one of its customers, who had experienced a significant deterioration in its financial condition.

  Warranty costs:

        Celestica has recorded a liability for warranty costs. As part of the normal sale of a product, the Company provides its customers with product warranties that extend for periods generally ranging from one to three years from the date of sale. The liability for the expected cost of warranty-related claims is established when products are sold. In estimating the warranty liability, historical material replacement costs and the associated labor to correct the product defect are considered. Revisions to these estimates are made when actual experience differs materially from historical experience. Known product defects are specifically accrued for as the Company becomes aware of such defects. Changes to the estimates could impact the liability and have a resulting impact on margins.

  Income tax valuation allowance:

        Celestica has recorded an income tax expense or recovery based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining its income tax provisions. A change to these estimates could impact the income tax provision and net loss.

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

        In the fourth quarter of 2004, the Company recorded a charge to income tax expense of $248.2 million to establish additional valuation allowance for most of the remaining deferred income tax assets in the United States and Europe. In the course of finalizing its 2005 business plan in the fourth quarter, the Company identified significant developments which it considered in determining an allowance such as the future demands and level of sustainable profitability in these jurisdictions.

  Goodwill:

        Celestica performs its annual goodwill impairment test in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. In the course of finalizing its 2005 business plan in the fourth quarter, the Company made certain determinations with respect to expected growth in each operating region, its restructuring plans and the continued transfer of major programs from higher-cost geographies to lower-cost geographies. In the fourth quarter of 2004, the Company recorded goodwill impairment in the Americas and Europe reporting units, reflective of lower than previously expected business volumes. Celestica also recorded an impairment loss in 2002. Future goodwill impairment tests may result in further impairment charges.

  Long-lived assets:

        Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. In the course of finalizing its 2005 business plan in the fourth quarter, the Company made certain determinations with respect to expected growth, its restructuring plans and the continued transfer of major programs from higher-cost geographies to lower-cost geographies, which primarily impacted the assets in Americas and Europe. In the fourth quarter of 2004, the Company recorded long-lived asset impairments, primarily in the Americas and Europe. Celestica also recorded long-lived impairment losses for 2002 and 2003. Future impairment tests may result in further impairment charges.

  Restructuring charges:

        Celestica has recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, cost of leased equipment that have been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, the Company worked with independent brokers to determine the estimated tenant rents the Company could be expected to realize. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

        Costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities."

  Pension and non-pension post-employment benefits:

        Celestica has pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected health care costs. The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

A.    Operating Results

        Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, mix of manufacturing value-added and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labor, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labor, the costs of transferring and ramping up programs, and other factors.

        Weak end-market conditions began to emerge in early to mid-2001 and continued through 2003 for most of the Company's communications and computing industry customers. This resulted in customers rescheduling or canceling orders which negatively impacted Celestica's results of operations. The Company began to see signs of end-market improvement towards the end of 2003, which continued into 2004. New customers and programs, improved end-markets, better demand from the Company's core customers, and the contributions from the Company's acquisitions have resulted in higher revenue and improved operating performance in 2004 compared to 2003. The Company expects to continue to improve operating results, as it focuses on optimizing profitability in programs (including the proactive discontinuance of non-profitable activities), driving efficiencies from Lean manufacturing and Six Sigma methods, implementing and deriving benefits from restructuring activities and overall better cost management.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31
	2002	2003	2004
Revenue	100.0%	100.0%	100.0%
Cost of sales	93.3	96.1	95.4

Gross profit	6.7	3.9	4.6
Selling, general and administrative expenses	3.6	4.1	3.8
Amortization of intangible assets	1.2	0.7	0.4
Integration costs related to acquisitions	0.3	—	—
Other charges	8.0	2.3	6.8
Accretion of convertible debt	0.3	0.3	0.2
Interest expense (income), net	—	—	0.2

Loss before income taxes	(6.7)	(3.5)	(6.8)
Income taxes recovery (expense)	1.2	(0.5)	(2.9)

Net loss	(5.5)%	(4.0)%	(9.7)%

  Changes in accounting policies:

        Effective January 1, 2003, the Company prospectively adopted the revised CICA Handbook Section 3870, "Stock-based Compensation," which requires the fair-value method of accounting to be applied to all stock-based compensation for employees and non-employees resulting in compensation charges. The impact to net loss was $7.6 million for the year ended December 31, 2004 (2003 — $0.3 million). See note 2(q) to the Consolidated Financial Statements in Item 18.

        Effective January 1, 2004, the Company retroactively adopted the CICA Handbook Section 3110, "Asset Retirement Obligations," which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and has retroactively restated its results of operations for 2003 and prior periods. The impact to cost of sales and net loss was $0.9 million for the year ended December 31, 2003 (2002 — $0.7 million). See note 2(r)(i) to the Consolidated Financial Statements in Item 18.

        Effective December 31, 2004, the Company early adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure," which requires a portion of the LYONs to be presented as liabilities and not as equity. The Company has retroactively restated the first three quarters of 2004 and prior periods. The impact to net loss for the year ended December 31, 2004 was a gain of $10.0 million (2003 — $0; 2002 — loss of $9.5 million). See note 2(r)(ii) to the Consolidated Financial Statements in Item 18.

  Revenue:

        Celestica manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. The following table shows revenue by reporting segment:

	Year ended December 31
	2002	2003	2004
	(in billions)
Americas	$4.6	$3.1	$3.8
Europe	1.8	1.4	1.8
Asia	2.1	2.5	3.5
Inter-segment	(0.2)	(0.3)	(0.3)

Total	$8.3	$6.7	$8.8

        Revenue increased 31% to $8.8 billion in 2004 from $6.7 billion in 2003. Revenue from the Americas, Europe and Asian operations has increased by 22%, 30% and 44%, respectively from 2003. All regions have benefited from improved demand from some of the Company's top customers, new business wins and revenue from acquired operations. Although the revenue grew in the Americas compared to the prior year, their growth was negatively impacted by the program transfers to lower-cost geographies. Asia benefited from its expanded manufacturing capabilities, transfer of programs from higher-cost geographies and from the NEC acquisition. Organic growth drove a 17% increase in revenue. The MSL and NEC acquisitions increased revenue by a further 14%. In the fourth quarter of 2004, Asia became the largest segment at 41% of total fourth quarter revenue.

        Revenue decreased 19% to $6.7 billion in 2003 from $8.3 billion in 2002 primarily due to reductions in volume as a result of the prolonged weakened end-market conditions and reduced prices on components and services caused by continued excess capacity in the EMS industry. The reductions in volume accounted for approximately 75% of the revenue decrease and the rest was a result of reduced pricing driven primarily by lower component costs. Revenue from the Americas and European operations decreased 33% and 22%, respectively, from 2002. These operations were significantly impacted by customer order reductions due to the downturn in end-market demand for their products as well as severe pricing pressures. The Company responded by reducing manufacturing capacity in these geographies by downsizing and/or closing facilities. In addition, the customers' continued demands for significantly lower product manufacturing costs has resulted in the transfer of programs from higher-cost geographies to lower-cost geographies, which further reduced the revenue in these higher-cost geographies. Revenue from Asian operations increased 17% from 2002 and has benefited from new business wins, the transfer of production from other geographies and the flow-through of acquisitions. Offsetting this is the impact of continued softness in end markets and pricing pressures. Of the net increase in Asian revenue, approximately half resulted from the transfer of programs and from the flow-through of the acquisition in Japan which closed on March 31, 2002.

        The following table shows industry market segmentation as a percentage of revenue for the indicated periods:

		Year ended December 31
		2002	2003	2004
Enterprise communications		45%	25%	27%
Telecommunications	{		23%	22%
Servers		26%	22%	18%
Storage		22%	13%	11%
Other	{		10%	19%
Workstations and PCs		7%	7%	3%

        The 2002 comparatives have not been adjusted to reflect the new end-market segmentation categories.

        The Company has been focused on diversifying its customer base by adding new customers in areas other than communications and computing markets, such as aerospace and defense, automotive, industrial and consumer. Revenue in these other markets as a percentage of total revenue in 2004 increased to 19% from 10% compared to 2003. Approximately one quarter of this year-over-year growth resulted from new business wins and the remainder resulted from the MSL acquisition.

        The following customers represented more than 10% of total revenue for each of the indicated periods:

Year ended December 31
	2002	2003	2004
IBM	✓	✓	✓
Cisco Systems		✓	✓
Sun Microsystems	✓	✓
Lucent Technologies	✓	✓

        As a result of diversifying its markets, the Company's customer mix has improved. The following table shows customer percentage of total revenue for the indicated periods:

	Year ended December 31
	2002	2003	2004
Top 10 customers	85%	73%	65%
Non-top 10 customers	15%	27%	35%

        The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 15 (concentration of risk) and 17 to the Consolidated Financial Statements in Item 18.

        The Company believes its growth depends on increasing sales to existing customers for their current and future product generations, the expansion and addition of related manufacturing and support services, and on successfully attracting new customers. Customer contracts can be cancelled and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, the Company has no assurance that any of its current customers will continue to utilize its services, which could have a material adverse effect on the Company's results of operations.

  Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the indicated periods:

	Year ended December 31
	2002	2003	2004
Gross profit (in millions)	$555.1	$260.1	$407.9
Gross margin	6.7%	3.9%	4.6%

        Gross margin improved to 4.6% of revenue in 2004 from 3.9% in 2003. Included in Cost of sales is a $16.6 million charge to write-down inventory relating to the Company's restructuring of its reference design activities and a $44.6 million charge related to inventory for a specific customer. See notes 11(i) and (k) to the Consolidated Financial Statements in Item 18. Excluding the inventory charges above, the gross margin for the year would have been 5.3%. The gross margin increase was due principally to increased base business volumes, reduced pricing pressures, improved operating efficiency and benefits from the Company's restructurings. The benefits from restructuring amounted to approximately $136 million in 2004 of which approximately 80% was realized as lower cost of sales. These gains were partially offset by the costs of ramping new customer programs, costs to support the reference design activities, and higher costs in certain geographies due to the weakened U.S. dollar. The Americas operations have shown margin improvements from a year ago as a result of the factors described above and the exiting of the reference design activities. The European operations have improved significantly from the prior year, benefiting from improved utilization, restructuring benefits and cost reductions. The Asian operations have benefited from higher production volumes.

        Gross margin decreased to 3.9% in 2003 from 6.7% in 2002. Gross margin decreased disproportionately due to the significant reduction in business volumes and corresponding low asset utilization rates, industry pricing pressures, a change in the mix of products manufactured (from higher complexity, higher value-add products to lower complexity, lower value-add products), costs of ramping new customer programs, costs of transferring programs to other geographies and costs to support the new reference design activities. Lower volumes contributed to approximately a 65% decrease in gross profit from 2002. Pricing, mix and the cost of new investments, reduced gross profit by approximately a further 20%. This decrease was offset in part by the benefits from the restructuring programs and various other cost reduction initiatives. The benefits from restructuring amounted to approximately $250 million in 2003, of which approximately 75% was realized in lower cost of sales.

        In 2003, the higher-cost operations in the Americas and Europe were significantly impacted by reductions in higher-complexity and higher value-add products resulting from the weak demand from Celestica's computing and telecommunications customers. As a result of these conditions, volumes declined and pricing pressures increased, which drove the majority of the gross margin declines in 2003. European operations continued to be the most adversely affected by lower utilization levels and higher fixed costs. As a result, the Company initiated restructuring actions for Europe in 2003. Americas operations were also affected by significant volume reductions, the cost of transferring programs and investments in new product and service offerings, specifically in reference design activities. Asian operations were affected by program ramping costs and overall pricing pressures offset, in part, by higher production volumes.

        Although asset utilization rates have improved this past year due to higher volumes and reduction of capacity, certain operations continue to be affected by lower utilization levels and higher fixed costs. The Company announced additional restructuring actions, primarily in the Americas and Europe, for 2005 and into the first half of 2006 to address these conditions.

        The nature of the Company's business is such that gross margin will fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, manufacturing costs, start-up and ramp-up activities, new product introductions, cost structures at individual sites, and other factors, including pricing due to the overall highly competitive nature of the EMS industry. In addition, the availability of raw materials, which are subject to lead time and other constraints, could affect the Company's revenue growth.

  Selling, general and administrative expenses:

        Selling, general and administrative expenses increased 21% to $331.6 million (3.8% of revenue) in 2004 from $273.8 million (4.1% of revenue) in 2003. The increase in SG&A expenses, on an absolute basis, reflects the costs to support higher volumes and new business, higher costs in certain geographies due to the weakened U.S. dollar, and the inclusion of SG&A expenses for its acquired operations offset, in part, by the benefits from the Company's restructuring programs, and an $8.4 million reduction in research and development costs due to the exit from the reference design activities. The benefits from restructuring amounted to approximately $136 million in 2004 of which approximately 20% impacted SG&A.

        SG&A expenses decreased 8% to $273.8 million (4.1% of revenue) in 2003 from $298.5 million (3.6% of revenue) in 2002. SG&A as a percentage of revenue increased as a result of a significant reduction in revenue, higher spending in sales and marketing to support diversified markets, as well as the benefits from the restructuring activities which lagged behind the revenue decline. The decrease in SG&A on an absolute basis, reflected the benefits from the restructuring programs, offset by higher costs, largely to support new products, including the new reference design activities, and new markets.

  Amortization of intangible assets:

        Amortization of intangible assets decreased 29% to $34.6 million in 2004 from $48.5 million in 2003. In the fourth quarter of 2003, the Company recorded an impairment charge to write-down its intangible assets. As a result of the write-down in 2003, the amortization expense decreased in 2004. This decrease in expense was partially offset by amortization of intangible assets arising from the MSL acquisition of $6.4 million. In the fourth quarter of 2004, the Company recorded an impairment charge to write-down its intangible assets, which will further reduce amortization expense in 2005.

        Amortization of intangible assets decreased 49% to $48.5 million in 2003 from $95.9 million in 2002. In the fourth quarter of 2002, the Company recorded an impairment charge to write-down its intangible assets. As a result of the write-down in 2002, the amortization expense decreased in 2003. The decrease in expense was partially offset by amortization of intangible assets arising from the 2002 acquisitions.

  Integration costs related to acquisitions:

        Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution to accommodate new customers, and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

        Integration costs were $3.1 million in 2004, zero in 2003 and $21.1 million in 2002. Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

  Other charges:

	Year ended December 31
	2001	2002	2003	2004	Total
	(in millions)
2001 restructuring	$237.0	$1.9	$7.9	$1.6	$248.4
2002 restructuring	—	383.5	15.7	3.0	402.2
2003 restructuring	—	—	71.3	2.0	73.3
2004 restructuring	—	—	—	147.1	147.1

Total restructuring	237.0	385.4	94.9	153.7	871.0
Goodwill impairment	—	203.7	—	288.0	491.7
Long-lived asset impairment	36.1	81.7	82.8	99.3	299.9
Gain on sale of surplus land and building	—	(2.6)	(3.6)	(11.3)	(17.5)
Gain on sale of assets (see "Divestitures" section)	—	—	—	(12.0)	(12.0)
Deferred financing costs and debt redemption fees	—	9.6	1.3	1.6	12.5
Other	—	—	—	116.8	116.8
Gain on repurchase of convertible debt	—	(12.1)	(23.8)	(32.9)	(68.8)

	$273.1	$665.7	$151.6	$603.2	$1,693.6

        Further details of the other charges are included in note 11 to the Consolidated Financial Statements in Item 18.

        To date, the Company has recorded charges in connection with four separate restructuring plans in response to the challenging economic climate and the continuing strategy to move production from higher-cost to lower-cost geographies. These actions, which included reducing workforce, consolidating and repositioning the number and location of production facilities, were largely intended to align the Company's capacity and infrastructure to anticipated customer requirements for more capacity in lower-cost regions, as well as to rationalize its manufacturing network to lower demand levels.

        The Company has recorded a combined total of $871.0 million for its four restructuring plans. These restructuring plans were primarily focused on the Americas and Europe, as those regions were impacted the most by the downturn. As of December 31, 2004, approximately 22,300 employees have been released from the business in connection with restructurings. Approximately 1,100 additional employee positions remain to be eliminated relating to the restructuring announcements made up to December 31, 2004. Approximately 70% of the employee terminations have been in the Americas, 25% in Europe and 5% in Asia. As of December 31,

2004, 38 facilities have been or will be closed or downsized primarily in the Americas and Europe. All cash outlays are expected to be funded from cash on hand.

        In January 2005, the Company announced additional restructuring plans to further improve capacity utilization and accelerate margin improvement, targeting its higher-cost geographies. See "Subsequent events and recent developments."

        The Company expects to continue to benefit from the restructuring measures taken in 2004 and prior years through reduced depreciation, lease and labor costs in cost of sales and SG&A expenses. The year-over-year incremental benefits were approximately $136 million in 2004, of which approximately 80% was realized in lower cost of sales and the balance in lower SG&A expenses. The Company has completed the major components of the 2001 and 2002 restructuring plans, except for certain long-term lease and other contractual obligations expected to be paid out over the remaining lease terms through 2015. The Company expects to complete the 2003 restructuring actions in Europe by the end of the third quarter of 2005, except for certain regulatory payments expected to be paid out through 2007. The Company expects to complete its 2004 restructuring actions by early 2005.

        The Company will continue to evaluate its operations and could propose future restructuring actions as a result of changes in the marketplace and/or its exit from less profitable operations or services no longer demanded by its customers. Also see "Subsequent events and recent developments."

        At the time of acquisition, the Company decided to consolidate some of the acquired MSL facilities. The cost of this restructuring totals $36.1 million and was recorded as part of the purchase price. The plan includes reducing workforce primarily in the Americas and Europe. See note 3(i) to the Consolidated Financial Statements in Item 18.

        In the absence of any triggering events, the Company conducts its annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond to its planning cycle. As part of its business plans for 2005 and beyond, which were finalized in the fourth quarter of 2004, the Company reduced future volume expectations in the Americas and Europe resulting in the need to develop new restructuring plans and increase the transfer of major customer programs from higher-cost to lower-cost geographies. As a result, the forecasted revenue and net cash flows were reduced for many sites. The Company recorded non-cash impairment charges primarily in the Americas and Europe, against goodwill of $288.0 million and against long-lived assets of $99.3 million in 2004. The Company also recorded impairment charges in 2002 and 2003.

        The Company may continue to experience goodwill and long-lived asset impairment charges in the future as a result of changes in the EMS industry, customer demand and other market conditions, which may have a material adverse effect on the Company's financial condition.

        In the normal course of operations, the Company adjusts its allowance for doubtful accounts for specific customer risks and credit factors. In the fourth quarter of 2004, one of the Company's customers experienced a significant deterioration in its financial condition. Although the customer is attempting to recapitalize, there are no assurances that it would be successful. As a result, the Company determined that additional provisions were required and recorded charges of $116.8 million in Other charges and $44.6 million in Cost of sales to reflect the estimated recoverable amounts for receivables and inventory. Management assessed a variety of outcomes to determine its best estimate of the recoverable amounts. If the financial conditions affecting that customer or management's estimates of the customer's cash flows change in future reporting periods, there could be further impairment or a recovery of amounts previously written down.

  Gain on repurchase of convertible debt:

        The Company has repurchased LYONs during the past three years and recognized gains and losses which have been apportioned between the principal and option components. The Company has recognized a gain on the principal component which is recorded in Other charges. See notes 2(r)(ii) and 8 to the Consolidated Financial Statements in Item 18.

  Accretion of convertible debt:

        Accretion charges in 2004 were $17.6 million compared to $23.4 million in 2003 and $28.7 million in 2002. The decrease in accretion charges reflects the repurchase of LYONs during the past few years.

  Interest income/expense:

        Net interest expense in 2004 was $19.7 million compared to net interest income of $4.0 million in 2003. During 2004, the Company earned less interest income due to lower average invested cash balances compared to 2003. In addition, the Company's expense for 2004 includes interest charges on the Senior Subordinated Notes due 2011, that were issued in June of 2004. The average interest rate on the Notes was 4.92% for the year, after reflecting the effects of the associated variable interest rate swap agreements.

        Interest income in 2003 decreased to $9.4 million compared to $17.2 million in 2002, primarily a result of lower cash balances being invested at lower interest rates. Interest income was offset by interest expense on the Senior Subordinated Notes due 2006 and debt facilities. Interest expense decreased to $5.4 million in 2003 from $16.1 million in 2002, due to the redemption of the 2006 Senior Subordinated Notes in August 2002.

  Income taxes:

        Income tax expense in 2004 was $252.2 million on a net loss before tax of $601.9 million, compared to $33.5 million in 2003 on a net loss before tax of $233.2 million. The effective tax rate for 2004 was a negative 42% compared to an effective tax rate of negative 14% for 2003.

        The Company's effective tax rate is impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2006 and 2012), restructuring charges, operating losses, the time period in which losses may be used under tax laws, and the impairment of deferred income tax assets. The tax holidays are subject to conditions with which the Company expects to continue to comply.

        In certain jurisdictions, the Company currently has significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $545.7 million is required in respect of its deferred income tax assets as at December 31, 2004 (2003 — $185.3 million).

        Included in the 2004 valuation allowance of $545.7 million is a charge of $248.2 million relating to a valuation allowance for most of the remaining deferred income tax assets in the United States and Europe. In previous reporting periods, the Company provided valuation allowances for future tax benefits resulting from net operating loss carryforwards and for certain other deductible temporary differences where it believed its ability to realize in the future was in doubt. The Company had believed it was more likely than not that the remaining net deferred income tax assets would be realized principally based upon forecasted taxable income, generally within the net operating loss carryforward period. During the fourth quarter of 2004, in the course of finalizing its 2005 business plan, the Company identified significant developments, discussed in Other charges above, which it considered in determining its valuation allowance. Reduced future expected profits and the cost of restructuring actions and planned program transfers negatively impacted previous estimates of taxable income, particularly in the United States and Europe. The Company determined the more likely than not criteria was no longer met and accordingly increased the valuation allowance. The Company expects to record a full valuation allowance on future deferred income tax assets arising in these jurisdictions until a sustainable level of taxable income is reached.

        Also included in the 2004 valuation allowance is $51.1 million attributable to the acquisition of MSL. Decreases in the MSL valuation allowance in future years will be recorded as adjustments to intangible assets.

        The Company believes it will generate sufficient future taxable income to realize the benefit of the net deferred income tax asset balance of $1.5 million as at December 31, 2004.

B.    Liquidity and Capital Resources

  Liquidity

  Cash from operations:

        The following table shows key liquidity metrics for the indicated periods:

	As at December 31
	2002	2003	2004
	(in millions)
Cash and cash equivalents	$1,851.0	$1,028.8	$968.8
	Year ended December 31
	2002	2003	2004
	(in millions)
Cash provided by (used in) operations	$982.8	$(158.5)	$(139.2)
Cash used for investing activities	(191.5)	(169.5)	(79.9)
Cash provided by (used in) financing activities	(283.1)	(494.2)	159.1

        In 2004, operating activities utilized $139.2 million in cash compared to utilizing $158.5 million in cash in 2003. Cash from operations was primarily used to support accounts receivable and accounts payable balances. Accounts receivable balances were higher due to increased revenue levels and a year end decrease in balances sold under the accounts receivable facility. See "Capital resources."

  Cash for investing activities:

        Investing activities in 2004 included capital expenditures of $142.2 million, primarily to expand manufacturing capabilities in lower-cost geographies such as Mexico, Malaysia, Romania, Thailand and the Czech Republic, and net cash of $39.6 million paid for the NEC and MSL acquisitions offset, in part, by proceeds from the sale of the power business and the sale of vacant facilities, primarily in Europe.

  Cash from financing activities:

        In June 2004, the Company received gross proceeds of $500.0 million from the Senior Subordinated Notes offering and incurred $12.0 million, pre-tax, in underwriters' fees and expenses. Financing activities also included a $38.1 million repayment of loans assumed in connection with the MSL acquisition.

        In June 2004, LYONs with a principal amount at maturity of $540.3 million were repurchased at an average price of $554.77 per LYON, for total cash of $299.7 million. See further details in notes 2(r)(ii) and 8 to the Consolidated Financial Statements in Item 18.

        The Company currently has approval to spend up to an additional $200.3 million to repurchase LYONs, at management's discretion. The Company may from time to time repurchase LYONs in the open market or through privately negotiated transactions. The amount and timing of future purchases cannot be determined at this time. Through December 31, 2004, the Company has repurchased LYONs with a total principal amount at maturity of $1,199.1 million, for total cash of $623.5 million.

        Celestica completed its second Normal Course Issuer Bid (NCIB) in July 2004. The Company repurchased a total of 22.6 million subordinate voting shares pursuant to its two NCIBs during the period from August 2002 to July 2004. There were no repurchases in 2004. Under these programs, shares were purchased at the market price at the time of purchase.

        Since the Company began its share and debt repurchase activities in the third quarter of 2002, a total of $1,067.8 million has been spent to repurchase senior subordinated notes, subordinate voting shares and LYONs.

  Cash requirements:

        As at December 31, 2004, the Company has contractual obligations that require future payments as follows:

	Total	2005	2006	2007	2008	2009	Thereafter
	(in millions)
Long-term debt	$503.4	$2.6	$0.8	$—	$—	$—	$500.0
Operating leases	213.0	60.9	42.4	25.9	20.4	16.5	46.9

        As at December 31, 2004, the Company had outstanding LYONs with a principal amount at maturity of $614.4 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, for a total of $352.0 million. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof. See note 8 to the Consolidated Financial Statements in Item 18.

        As at December 31, 2004, the Company has commitments that expire as follows:

	Total	2005	2006	2007	2008	2009	Thereafter
	(in millions)
Foreign currency contracts	$509.3	$486.3	$21.9	$1.1	$—	$—	$—
Letters of credit, letters of guarantee and surety and performance bonds	63.7	58.2	0.3	2.7	2.5	—	—
Capital expenditures	19.8	19.8	—	—	—	—	—

        Cash outlays for the Company's contractual obligations and commitments identified above are expected to be funded by cash on hand. Celestica also has outstanding purchase orders with certain suppliers for the purchase of inventory. These purchase orders are generally short-term in nature. Orders for standard items can typically be canceled with little or no financial penalty. Celestica's policy regarding non-standard or customized orders dictates that such items are only ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by the Company's purchase orders were procured for specific customers based on their purchase orders or a forecast under which the customer has contractually assumed liability for such material. Accordingly, the amount of liability from purchase obligations under these purchase orders is not significant or meaningful.

        The Company's defined benefit pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. In 2004, the Company made contributions to the plans of $37.6 million, of which $18.2 million was for defined contribution plans, and $19.4 million was for defined benefit plans. $31.4 million of the $37.6 million was for regular contributions and $6.2 million was discretionary. The Company may, from time to time, make additional voluntary contributions to the pension plans. The estimated additional voluntary contributions for 2005 are between $4.0 million and $6.0 million. In 2004, the Company also made contributions to the non-pension post-employment benefit plans of $13.4 million to fund benefit payments. The estimated contributions to these plans for 2005 is $6.1 million.

        At December 31, 2004, Celestica had committed $19.8 million in capital expenditures, principally for machinery and equipment and facilities in Asia. The Company expects capital spending for 2005 to be in the range of 1.5% to 2.5% of revenue, which will be funded from cash on hand. In addition, Celestica regularly reviews acquisition opportunities and, as a result, may require additional debt or equity financing to fund these transactions.

        The Company has provided routine indemnifications whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these indemnifications.

  Capital Resources

        In June 2004, the Company amended its 364-day credit facility from $250.0 million to $600.0 million and extended the maturity from October 2004 to June 2007. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for 2004 were $5.9 million. Concurrently with this amendment, the Company elected to terminate its $500.0 million four-year revolving term credit facility.

        The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require the Company to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at December 31, 2004, the Company was limited to approximately $570 million of available debt incurrence. The available debt incurrence under the facility has been reduced by outstanding letters of credit totaling $61.1 million. The Company was in compliance with all covenants at December 31, 2004.

        Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities which total $61.6 million that are available for operating requirements at December 31, 2004. There are no borrowings outstanding under these facilities.

        In June 2004, the Company issued Senior Subordinated Notes (Notes) with an aggregate principal amount of $500.0 million due 2011 and a fixed interest rate of 7.875%. The Company received gross proceeds of $500.0 million and incurred $12.0 million, pre-tax, in underwriters' commissions and expenses which have been deferred and are being amortized over the term of the debt. A portion of the proceeds was used to repurchase LYONs. The Notes are unsecured and are subordinated in right of payment to all senior debt of the Company. The Notes may be redeemed on July 1, 2008 or later at various premiums above face value.

        In connection with the Notes offering, Celestica has entered into interest rate swap agreements which hedge the fair value of the Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million. The agreements are effective as of June 2004 and mature July 2011. The average interest rate on the Notes for the year was 4.92%, after reflecting the interest rate swap. As a result of entering into the interest rate swap agreements, the Company is exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $5.0 million annually.

        Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under the Company's amended credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, the Company has funded its operations from the proceeds of public offerings of equity and debt securities, cash and cash equivalents generated from operations, bank debt, sales of accounts receivable and capital equipment lease financings. The Company anticipates that it will continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund any acquisitions and anticipated growth. The issuance of additional equity or convertible debt securities could dilute the current shareholders. Further, the Company may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on its operations. Such financings and other transactions may not be available on terms acceptable to the Company or at all.

        The Company's short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk and while ensuring investment tenors do not prohibit access to cash. To achieve this objective, the Company maintains a portfolio of cash equivalents in a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

        In March 2004, Standard and Poor's Rating Service revised Celestica's credit rating to BB and in May 2004, Moody's Investor's Services, Inc. revised Celestica's senior implied rating to Ba2. In October 2004, Standard and Poor's revised Celestica's credit rating to BB- and revised the outlook to stable. In February 2005, Moody's revised their rating to Ba3 with a stable outlook. A reduction in Celestica's credit ratings could impact Celestica's future cost of borrowing.

        In September 2004, the Company renewed its agreement to sell up to $400.0 million in accounts receivable under a revolving facility with a maturity of September 2006. As of December 31, 2004, the Company generated liquidity of $300.8 million from the facility. The purchaser of the accounts receivable is a division of a Schedule 1, "A" rated Canadian bank, with a Standard and Poor's rating of A and Stable outlook, and had assets under management of over $50.0 billion as of the date of its last annual filing. The terms of the agreement allow for a reduction of the program size to $300 million and a shortening of the maturity to September 2005, if Celestica's corporate credit rating falls below BB as determined by Standard and Poor's or Ba2 as determined by Moody's. The terms of the agreement provide that the purchaser may elect not to purchase receivables if Celestica's corporate credit rating falls below BB- as determined by Standard and Poor's. In October 2004, the program size was reduced to $300 million as a result of the downgrade from Standard and Poor's.

  Other financial instruments:

        Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. The majority of the Company's cash balances are held in U.S. dollars. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging activities and does not enter into speculative trades. Gains or losses on foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are recognized in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. At December 31, 2004, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $509.3 million. The majority of contracts expire by March 2006, with the exception of one contract which extends to June 2007. The fair value of these contracts at December 31, 2004 was an unrealized gain of $31.1 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs in the regions the Company has manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. In general, these contracts extend for periods of up to 16 months. Celestica may from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency. There can be no assurance that such hedging transactions will be successful.

        In connection with the issuance of its $500.0 million Senior Subordinated Notes in June 2004, the Company entered into interest rate swap agreements to hedge the fair value of the Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0 million. The agreements are effective as of June 2004 and mature July 2011. The fair value of the interest rate swap agreements at December 31, 2004 was an unrealized gain of $19.8 million.

  Outstanding Share Data

        As of December 31, 2004, the Company had 185.9 million outstanding subordinate voting shares and 39.1 million outstanding multiple voting shares.

  Related Party Transactions

        The Company and its parent company, Onex Corporation (Onex), are parties to a management services agreement dated July 1, 2003 whereby Onex has agreed to provide certain strategic planning, financial and support services to Celestica as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel. Celestica has agreed to pay Onex certain fees under the agreement, including a base fee and a performance incentive fee, if any. The base fee is equal to approximately $0.5 million per year, increasing after two years to $1.0 million per year. The incentive fee portion is tied to Celestica's performance. In the event of a change in control of Celestica, Onex is entitled to receive an amount equal to the difference between $10.0 million and the aggregate amount of base fees and incentive fees paid to Onex during the term of the agreement.

        In 2004, the Company expensed management-related fees of $0.7 million charged by its parent company.

  Unaudited Quarterly Financial Highlights

	2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions, except per share amounts)
Revenue	$1,587.4	$1,598.4	$1,634.8	$1,914.8	$2,016.9	$2,314.2	$2,176.0	$2,332.7
Cost of sales	$1,511.9	$1,549.8	$1,570.7	$1,842.9	$1,929.0	$2,191.7	$2,072.9	$2,238.3
Gross profit %	4.8%	3.0%	3.9%	3.8%	4.4%	5.3%	4.7%	4.0%
Net earnings (loss)	$4.6	$(39.3)	$(64.1)	$(167.9)	$(12.1)	$(7.9)	$(24.4)	$(809.7)
Weighted average # of shares outstanding (in millions)
— basic	227.0	218.0	211.8	209.3	213.2	224.6	225.1	225.7
— diluted	230.2	218.0	211.8	209.3	213.2	224.6	225.1	225.7
Earnings (loss) per share
— basic	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.06)	$(0.04)	$(0.11)	$(3.59)
— diluted	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.06)	$(0.04)	$(0.11)	$(3.59)

  Comparability quarter-to-quarter:

        Effective January 1, 2003, the Company began to record compensation expense for employee stock option grants. Compensation expense includes $0.3 million in the fourth quarter of 2003 and $1.6 million, $2.1 million, $2.1 million and $1.8 million, respectively, for the first, second, third and fourth quarters of 2004. Prior to January 1, 2003, stock options were accounted for using the settlement method and no compensation expense was recognized.

        Effective January 1, 2004, the Company retroactively adopted the CICA Handbook Section 3110, which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and has retroactively restated its results of operations for all prior periods. The quarterly impact to cost of sales and net earnings (loss) was $0.2 million for the first, second and third quarters of 2003 and was $0.3 million for the fourth quarter of 2003. See note 2(r)(i) to the Consolidated Financial Statements in Item 18.

        Effective December 31, 2004, the Company early adopted the amendment to CICA Handbook Section 3860 which requires a portion of the LYONs to be presented as liabilities and not as equity. The Company has retroactively restated its results of operations for all prior periods. The quarterly expense (net gain) impact to net earnings (loss) was $(1.4) million, $(0.5) million, $(0.9) million and $2.8 million, for the first, second, third and fourth quarters of 2003, and $3.7 million, $(17.6) million, $2.1 million and $1.8 million for the first, second, third and fourth quarters of 2004. See note 2(r)(ii) to the Consolidated Financial Statements in Item 18.

        The quarterly data reflects the following:

  •
  All quarters of 2004 include the results of operations of MSL acquired in March 2004.

  •
  The second, third and fourth quarters of 2004 include the results of operations of NEC Corporation in the Philippines acquired in April 2004.

  •
  All quarters of 2003 and 2004 are impacted by the Company's announced restructuring plans. The amounts vary from quarter-to-quarter.

  •
  The fourth quarters of 2003 and 2004 include the annual impairments of goodwill and long-lived assets.

  Fourth quarter 2004 compared to fourth quarter 2003:

        Revenue for the fourth quarter of 2004 increased 22% to $2.3 billion from $1.9 billion for the same period in 2003. Revenue increased in all regions, as a result of new business wins from existing and new customers and acquisition revenue. Gross profit improved to 4.0% of revenue for the fourth quarter of 2004 from 3.8% for the same period in 2003, primarily due to increased volumes, pricing and improved operating efficiency due to the Lean and Six Sigma manufacturing initiatives and benefits from restructuring, which more than offset the higher costs of ramping new customers and services, and the inventory charge related to the credit provision increases associated with one customer.

        Absent any triggering factors during the year, the Company conducts its annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond with its planning cycle. In finalizing its business plan for 2005 and beyond, the Company identified in the fourth quarter that volumes in the Americas and Europe were going to be lower than previously expected. This adversely impacted the Company's assessment of the carrying value of goodwill, long-lived assets and deferred income tax assets. The Company recorded impairment and Other charges amounting to $835.4 million in the fourth quarter of 2004, which resulted in the significant net loss for the quarter. The charges primarily included goodwill impairment of $288.0 million, long-lived asset impairment of $99.3 million, $161.4 million related to uncollectible receivables and an inventory write-down (which is included in Cost of sales) for a specific customer, and $248.2 million to establish a valuation allowance against deferred income tax assets. The Company also recorded $44.8 million in restructuring charges in the fourth quarter of 2004. In the fourth quarter of 2003, the Company recorded impairment and Other charges of $105.2 million, primarily long-lived asset impairment of $82.8 million and $24.2 million in restructuring charges.

Recent Accounting Developments

  Hedging relationships:

        Effective January 1, 2004, the Company adopted the CICA Accounting Guideline AcG-13. See note 2(s) to the Consolidated Financial Statements in Item 18.

  Consolidation of variable interest entities:

        In December 2003, FASB issued FIN 46R. The CICA also issued Accounting Guideline AcG-15 which is similar to FIN 46R to be effective 2005. See notes 2(s) and 20(l) to the Consolidated Financial Statements in Item 18.

  Liabilities and equity:

        Effective December 31, 2004, the Company adopted the CICA revised Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." See note 2(r) to the Consolidated Financial Statements in Item 18.

  Revenue recognition:

        Effective January 1, 2004, the Company adopted CICA Abstracts EIC-141, "Revenue Recognition," and EIC-142, "Revenue Arrangements with Multiple Deliverables." See note 2(s) to the Consolidated Financial Statements in Item 18.

  Generally accepted accounting principles:

        Effective January 1, 2004, the Company adopted the CICA Handbook Section 1100. See note 2(s) to the Consolidated Financial Statements in Item 18.

  Vendor rebates:

        In January 2005, the CICA amended EIC-144, "Accounting by a customer (including a reseller) for certain consideration received from a vendor." See note 2(s) to the Consolidated Financial Statements in Item 18.

  Financial instruments:

        In January 2005, the CICA issued Section 3855, "Financial Instruments — Recognition and Measurement," Section 1530, "Comprehensive Income," and Section 3865, "Hedges." See note 2(s) to the Consolidated Financial Statements in Item 18.

C.    Research and Development, Patents and Licenses, Etc.

        Certain information concerning research and development and intellectual property is set forth in Item 4, "Information of the Company — Business Overview — Celestica's Business — Technology and Research and Development."

D.    Trend Information

        After three years of significant revenue declines, revenue partially recovered in 2004, particularly in the first half of the year, and slowed in the second half of the year. The current economic environment reflects moderate end market growth, but end markets continue to have limited visibility.

        While pricing in the industry stabilized in 2004, significant deterioration beyond current expectations could slow or stall our operating margin progress. Though operating margins have improved in the industry in the past year as revenues increased and companies realize benefits from restructuring activities, the industry remains highly competitive from both North American and Asian-based competitors.

        The EMS industry continues to see a significant number of outsourcing opportunities and we are well positioned to participate further in the trend towards increased outsourcing by OEMs. OEMs are interested in outsourcing more of their cost of goods sold, and in particular are asking their EMS providers to be able to provide more services in areas such as design, fulfillment, logistics, and after-market services.

        The EMS industry continues to restructure and reduce under-utilized capacity particularly in the higher-cost geographies of the Americas and Western Europe. Concurrently, the industry is increasing capacity in lower-cost geographies such as Asia, Eastern Europe and Mexico as customers require the lowest cost solutions to compete in their highly competitive end markets.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. Executive officers of Celestica are appointed annually and serve at the discretion of the board of directors. The following table sets forth certain information regarding the directors and executive officers of Celestica.

Name	Age	Position with Celestica
Robert L. Crandall	69	Chairman of the Board and Director
William A. Etherington	63	Director
Richard S. Love	67	Director
Anthony R. Melman	57	Director
Gerald W. Schwartz	63	Director
Charles W. Szuluk	62	Director
Don Tapscott	57	Director
Stephen W. Delaney	45	Chief Executive Officer
J. Marvin MaGee	52	President
Anthony P. Puppi	47	Chief Financial Officer
Peter J. Bar	47	Senior Vice President and Corporate Controller
John Boucher	45	Chief Supply Chain and Procurement Officer
Arthur P. Cimento	47	Senior Vice President, Corporate Strategies
Lisa J. Colnett	47	Senior Vice President, Human Resources
Elizabeth L. DelBianco	45	Senior Vice President, Chief Legal Officer and Corporate Secretary
Michael Homer	45	President, Americas
Iain S. Kennedy	43	Chief Information Officer
Paul Nicoletti	37	Senior Vice President and Corporate Treasurer

Neo Kia Quek	57	President, Asia
Rahul Suri	39	Senior Vice President, Corporate Development
Ronald F. Wichter	55	Senior Vice President, Global Services

        The following is a brief biography of each of Celestica's directors and senior officers:

        Robert L. Crandall has been a director of Celestica since July 1998 and was appointed Chairman of the Board of Directors of Celestica in January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the boards of Anixter International Inc., the Halliburton Company, i2 Technologies Inc., each of which is a public corporation, and Air Cell, Inc. He is also involved with a number of private companies and is also a member of the Federal Aviation Administration Management Advisory Committee. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

        William A. Etherington is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce, a public corporation. He also serves on the boards of Celestica (since October 2001), Dofasco Inc., MDS Inc., which are public corporations, and The Relizon Company (a private equities firm), and is a member of the President's Council, the University of Western Ontario. Mr. Etherington is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964, he ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York, retiring from IBM with over 37 years of service. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

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

        Anthony R. Melman is a Managing Director of Onex, a public corporation. Dr. Melman has been a director of Celestica since 1996. Dr. Melman joined Onex in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce, in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

        Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, and Indigo Books & Music Inc., which are public corporations, and Phoenix Entertainment Corp. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, Chairman of the Canadian Friends of Simon Wiesenthal Center and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard

University Graduate School of Business Administration, and a Doctor of Laws (Hon.) from St. Francis Xavier University.

        Charles W. Szuluk, formerly an officer of Ford Motor Company, was President of Visteon Automotive Systems, and a former Group Vice President. Mr. Szuluk has been a director of Celestica since 2003. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

        Don Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business. Mr. Tapscott is Chief Executive Officer of New Paradigm Learning Corporation, a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. Mr. Tapscott has been a director of Celestica since September 1998. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

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

        J. Marvin MaGee has been President of Celestica since February 2001. In his current role, he is responsible for Celestica's worldwide business development, including Regional Sales, Global Customer Accounts, Diversified Markets and Marketing and Sales. Mr. MaGee served as President and Chief Operating Officer of Celestica from February 2001 until April 2004. He held the position of Executive Vice President, Worldwide Operations from October 1999 to February 2001. Mr. MaGee joined the company in January 1997 as Senior Vice President, Canadian Operations. Before joining Celestica, he spent 18 years with IBM Canada where he held a number of executive positions in manufacturing and development, with assignments in Canada and the United States. Mr. MaGee holds a Bachelor of Science degree in Mechanical Engineering from the University of New Brunswick and a Master of Business Administration degree from McMaster University.

        Anthony P. Puppi has been the Chief Financial Officer of Celestica since its establishment and was a Director of Celestica from October 1996 to April 2002. He was appointed Executive Vice President in October 1999, and served as General Manager, Global Services from January 2001 until April 2004 overseeing Celestica's after-market services, design, power systems and plastics businesses. From 1980 to 1992, he held numerous senior financial management positions with IBM Canada. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University.

        Peter J. Bar has been Corporate Controller of Celestica since February 1999 and was appointed Senior Vice President in April 2004. Mr. Bar is responsible for all corporate external reporting, financial planning and budgeting and business controls-related matters. He joined Celestica in March 1998, as Vice President, Finance — Power Systems. Prior to joining Celestica, Mr. Bar was the Controller for the Personal Systems Group of IBM Canada. During his 14-year career in the information technology industry, he has served in several senior management positions for both IBM Canada and IBM's headquarters in Armonk, New York. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountant designation.

        John Boucher joined Celestica in March 2004. He currently holds the position of Chief Supply Chain and Procurement Officer. Prior to this he was President, Americas, and was responsible for all manufacturing operations in Canada, the U.S., Mexico and Brazil. Prior to joining Celestica, he was Group Vice President, Electronics Manufacturing Services Operations, of MSL since 2003. Prior to that, Mr. Boucher was Corporate Vice President, Global Supply Chain Management since 1999. Before joining MSL in 1995 as part of the company's founding team, Mr. Boucher managed the start up of after-market operations at Circuit Test Inc. Prior to that, he spent over 17 years with Digital Equipment Corporation, where he held a number of senior management positions. Mr. Boucher's educational background includes: the Executive Program in International Management, Babson College, Wellesley, Massachusetts; the Professional Enrichment program, Boston University; and Fitchburg State College, Business Management program.

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

        Elizabeth L. DelBianco joined Celestica in February 1998. As the Senior Vice President, Chief Legal Officer and Corporate Secretary, she is responsible for the legal affairs of Celestica on a global basis, including all aspects of regulatory compliance and corporate governance. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. She is currently a member of the Continuous Disclosure Advisory Committee to the Ontario Securities Commission. Ms. DelBianco holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        Michael Homer has been President, Americas, since November 2004, and is responsible for all manufacturing operations in Canada, the U.S., Mexico and Brazil. Prior to his current position, Mr. Homer was Senior Vice President, Canadian EMS operations since 2003. Before joining Celestica in 2003, Mr. Homer held the roles of President, Honeywell Canada and Vice President, Airbus Programs, for Honeywell's Aerospace Airframes Systems Division. Prior to that, he was General Manager of Honeywell's Toronto Aerospace business and director of operations. Before joining Honeywell in 1997, Mr. Homer had an 11-year career in the automotive industry, where he held several senior engineering, production and manufacturing positions with Ford Electronics Manufacturing Corporation. Mr. Homer holds a Bachelor of Engineering degree from McGill University, and accreditation from the University of Tennessee in the area of Productivity through Quality and Lean Enterprise Systems.

        Iain S. Kennedy has been Senior Vice President of Celestica since 1996. In his current role of Chief Information Officer, he is responsible for leading Celestica's Information Technology organization. Prior to this, he was the Senior Vice President of Supply Chain Management and Information Technology. From October 2000 until November 2002, he was responsible for the integration of new acquisitions as well as South American Operations. Previously, he led Celestica's Mergers and Acquisitions team from 1996 through September 2000. Mr. Kennedy joined IBM Canada in 1984, and, over the course of his career, has held a number of senior management positions in key areas of the business, including supply chain management, manufacturing operations, business development and information technology as Chief Information Officer from

1996 to 1998. Mr. Kennedy holds a Bachelor of Science degree in Computer Science from the University of Western Ontario and a Master of Business Administration (Ivey Scholar) degree from the Richard Ivey School of Business, University of Western Ontario.

        Paul Nicoletti has been Corporate Treasurer since September 2002 and has been a Senior Vice President since April 2004. He is responsible for all corporate finance, tax, and treasury-related matters. Previously, he was Vice President, Global Financial Operations since February 2001. Prior to that, from August 1999, he was Vice President, Finance and was responsible for all financial aspects of Celestica's Canadian and Mexican EMS operations. Mr. Nicoletti joined IBM in 1989 and, over the course of his career, has held a number of senior financial roles in business development, planning, accounting, pricing and financial strategies. He was responsible for leading all financial strategies and due diligence relating to the divestiture of Celestica from IBM. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        Neo Kia Quek has been the President, Asia, of Celestica since September 2002. He is responsible for Celestica's operations in China, Hong Kong, Indonesia, Japan, Malaysia, Singapore and Thailand. Prior to that, Mr. Quek was Senior Vice President, Asia Operations from February 2000. Before joining Celestica in 1999, he was the Senior Vice President of Asia Operations for International Manufacturing Services. Mr. Quek has over 25 years of direct high-tech experience and, over the course of his career, has held positions at Intel Corporation, Seagate Technology, National Semi-Conductor Corporation, General Electric, SCI Systems and Siemens AG in operations, repair services, process engineering, quality assurance and power. Mr. Quek holds a Bachelor degree in Management Studies from the Management Institute of Singapore.

        Rahul Suri has been Senior Vice President of Celestica since July 2000. In his current role as Senior Vice President, Corporate Development, he is responsible for Celestica's corporate development strategy. Mr. Suri has over 17 years of mergers and acquisitions and related experience. Prior to joining Celestica, he worked in a range of related positions, including as Managing Director in the Mergers and Acquisitions Group at BMO Nesbitt Burns Investment Banking, and Partner at Davies Ward & Beck (now Davies Ward Phillips & Vineberg). In 1992, he served as an advisor to the Chairman and the Executive Director of the Ontario Securities Commission. Mr. Suri has a Master of Arts degree in Law from Cambridge University, England and is qualified as a barrister and solicitor in the Province of Ontario.

        Ronald F. Wichter has been Senior Vice President, Global Services of Celestica since August 2004. In his current role, he is responsible for enhancing the company's Global Services portfolio by anticipating and delivering integrated services and solutions that meet the dynamic and changing business needs of Celestica's customers. Prior to joining Celestica, Mr. Wichter was the Chief Executive Officer of International Harbour, LLC, a technology and manufacturing consulting and international sourcing company, and prior to that he was Senior Vice President, Global Manufacturing Solutions, at Rockwell Automation. With over 25 years of industry experience, Mr. Wichter has held numerous management and executive roles at Rockwell Automation and Compaq Computer. Mr. Wichter holds a Master of Science degree in Industrial Administration from Union College in New York and a Bachelor of Science degree in Mathematics from Rensselaer Polytechnic Institute.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.    Compensation

Aggregate Compensation of Directors and Officers

        Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. Under the directors' compensation plan, directors receive an annual retainer fee of $45,000. The Chairmen of the Audit and Compensation Committees are entitled to an additional annual retainer of $10,000. The non-executive Chairman, who also serves as the Chairman of the Executive and Corporate Governance Committees, receives an additional annual retainer of $30,000. Directors receive a fee of $2,500 for each day of meetings of the Board of Directors and Committee meetings attended. Directors who travel outside of their home state or province to attend a meeting are entitled to a travel fee of $2,500. Directors receive half of their fees (or may elect, on an annual basis, to receive all of their fees) in Deferred Share Units, or DSUs. Each DSU represents the right to receive one subordinate voting share when the director ceases to be a director. The number of DSUs paid in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the NYSE on the date of the meeting and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last day of the quarter.

        The Board of Directors discontinued the granting of options for directors in December 2004. Instead, directors now receive annual grants of DSUs. Each director receives 3,350 DSUs annually, except for the Chairman, who receives 6,700 DSUs annually. New directors will receive an initial grant of 10,000 DSUs when they join the Board.

        In April 2004, the Board of Directors established a guideline for minimum shareholdings for independent directors. The guideline currently requires that directors hold securities of Celestica of a value proportionate to their annual retainer and the years they have served on our Board. Directors on the Board for less than one year are not required, but are encouraged, to hold securities of Celestica (which are supported by the initial grant of 10,000 DSUs which new directors receive upon their joining the Board), as described below. Directors on the Board between one and two years must hold securities of Celestica of the same value as their annual retainer, while directors with Board experience of between two and five years must hold securities of Celestica with a value of at least three times their annual retainer. Directors who have served on the Board for five years or more are required to hold securities of Celestica with a value of at least five times their annual retainer. Although directors will not be deemed to have breached the guideline by reason of a decrease in the market value of our securities, the directors will be required to purchase additional securities within a reasonable period of time to comply with the guideline. The start date for determining compliance with the requirements for the existing directors was April 22, 2004, the date on which the guideline was adopted by the Board. The start date for determining compliance for new directors will be the date on which they join the Board.

        Grants of subordinate voting shares under the directors' compensation plan may not exceed an aggregate of 500,000 subordinate voting shares.

        The aggregate cash equivalent of compensation we paid in 2004 to our directors in their capacity as directors was $495,000. Of this amount, the directors received DSUs with a cash equivalent of $401,250. In 2004, eligible directors were issued, in aggregate, options to acquire 30,000 subordinate voting shares, pursuant to the Celestica Long-Term Incentive Plan, at an exercise price of $18.25.

        The aggregate compensation paid by us in 2004 to our senior officers as a group was $7,233,000.

        As at December 31, 2004, executive officers and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

Number of Subordinate Voting Shares	Purchase Price Per Share
210,000	$0.925
261,071	$5.00
227,500	$8.75
33,700	$7.50
167,880	C$18.90
21,600	C$20.625
70,000	$22.97
242,000	C$57.845
60,000	$39.03
100,000	C$60.00
132,000	C$86.50
24,000	$56.1875
25,000	C$73.50
100,000	$50.00
295,400	C$66.06
90,000	$41.89
5,000	$40.06
20,000	C$34.50
40,000	$23.41
20,000	C$72.60
40,000	$48.69
20,000	C$66.78
40,000	$44.23
20,000	$35.95
50,000	$13.10
100,000	$18.66
267,000	C$29.11
3,000	C$23.29
5,000	$32.40
8,000	C$15.35
45,000	$10.62
272,600	$14.86
40,000	$17.10
350,000	$17.15
255,000	C$18.00
30,000	$18.25
650,000	C$22.75
20,000	C$22.89
20,000	C$24.92

        These options expire at various dates from June 13, 2006 through December 9, 2014. See "— Compensation — Long-Term Incentives" below. See note 9 to the Consolidated Financial Statements in Item 18 for further information about options.

Remuneration of Named Executive Officers

        The following table sets forth the compensation of the Chief Executive Officer (and his predecessor, who retired in 2004), the Chief Financial Officer, and the President of Celestica and the three other most highly compensated senior officers of Celestica during the year ended December 31, 2004 (collectively, the "Named Executive Officers") for services rendered in all capacities during our two most recently completed financial years.

Summary Compensation Table

				Long-term Compensation Awards
	Annual Compensation
Name and Principal Position				Securities Under Options Granted(1)		Units Subject to Resale Restrictions(2)		All Other Compensation(3)(4)
	Year	Salary	Bonus
		($)	($)	(#)		($)		($)
Stephen W. Delaney(5)(6) Chief Executive Officer	2004 2003	550,000 360,000	— —	200,000 200,000	(7) (7)	5,659,000 173,400	(8) (9)	110,203 12,000
Anthony P. Puppi(10) Chief Financial Officer	2004 2003	604,978 455,065	— —	88,000 160,000	(7) (7)	4,511,808 —	(11)	210,563 147,048
J. Marvin MaGee(10) President	2004 2003	604,978 562,139	— —	88,000 160,000	(7) (7)	4,511,808 —	(11)	41,182 35,998
Neo Kia Quek(12) President, Asia Operations	2004 2003	390,000 305,927	607,430 64,000	28,000 90,000	(7)	1,111,776 —	(13)	3,327 4,043
Nate Kawaye Senior Vice President Group GM, Enterprise Accounts	2004 2003	300,000 275,000	592,410 137,500	28,000 60,000	(7)	915,376 —	(14)	12,300 12,000
Rahul Suri(10) Senior Vice President, Corporate Development	2004 2003	374,510 321,222	413,743 64,244	9,000 80,000	(7)	297,200 —	(15)	15,930 9,555
Eugene V. Polistuk(10)(16) Former Chairman of the Board and Chief Executive Officer	2004 2003	134,440 749,518	— —	— —		— —		3,250,529 812,335	(17)

(1)
See table under "Options Granted During Year Ended December 31, 2004 to Named Executive Officers."

(2)
Amounts shown represent Restricted Share Units, or RSUs, issued under the Celestica Long-term Incentive Plan or the Celestica Share Unit Plan, valued as of the grant date. See "— Celestica Share Unit Plan — Restricted Share Units." Performance Share Units, or PSUs, are subject to performance conditions. See "— Celestica Share Unit Plan — Performance Share Units."

(3)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(4)
Represents amounts set aside to provide benefits under Celestica's pension plans (see "— Pension Plans"), Celestica contributions to CESOP (see "— Canadian Employee Stock Option Plan"), and, in Mr. Delaney's case, housing and travel costs and a tax gross up payment.

(5)
Mr. Delaney was appointed Chief Executive Officer on January 28, 2004; prior to this, he was President of Celestica's Americas operations from October 2002.

(6)
Mr. Delaney's salary is set in U.S. dollars; however, he is paid in Canadian dollars. An adjustment to reflect the exchange rate differentials is made on a quarterly basis to ensure his pay reflects the U.S. salary value.

(7)
These options are subject to performance conditions as described in "— Long-Term Incentives — Long-Term Incentive Plan."

(8)
Represents 200,000 RSUs vesting on January 31, 2007, 30,000 RSUs vesting on December 9, 2007, and 120,000 PSUs vesting on January 31, 2008.

(9)
Represents 15,000 RSUs vesting on May 1, 2006.

(10)
Messrs. Polistuk, Puppi, MaGee, and Suri are paid in Canadian dollars. Amounts shown are in U.S. dollars converted at a rate of C$1.3017 per U.S.$1.00 for 2004 and C$1.4009 per U.S.$1.00 for 2003. The 2003 amounts were converted based on the average annual noon buying rates at the Bank of Canada.

(11)
Represents 200,000 RSUs vesting on January 31, 2007, 14,600 RSUs vesting on December 9, 2007, and 58,200 PSUs vesting on January 31, 2008.

(12)
Mr. Quek is paid in Singapore dollars. Amount shown is converted into U.S. dollars from Singapore dollars (S$) at an exchange rate of S$1.69 per U.S.$1.00 for 2004 and S$1.7426 per U.S.$1.00 for 2003. The 2003 amounts were converted based on the average annual noon buying rates at the Bank of Canada.

(13)
Represents 10,000 RSUs vesting on June 8, 2007, 24,600 RSUs vesting on December 9, 2007 and 37,000 PSUs vesting on January 31, 2008.

(14)
Represents 24,600 RSUs vesting on December 9, 2007 and 37,000 PSUs vesting on January 31, 2008.

(15)
Represents 8,000 RSUs vesting on December 9, 2007 and 12,000 PSUs vesting on January 31, 2008.

(16)
Mr. Polistuk resigned as Chief Executive Officer of Celestica on January 28, 2004 and retired from Celestica on February 27, 2004. Had he been employed for the entire year, he would have been paid a salary of $806,637, paid in Canadian dollars converted at a rate of C$1.3017 per U.S.$1.00.

(17)
Includes accrued vacation pay, accrued pension benefits, and an amount paid to Mr. Polistuk in accordance with the terms of his employment agreement with Celestica upon his retirement in 2004.

  Options Granted During Year Ended December 31, 2004 to Named Executive Officers

        The following table sets forth options to purchase subordinate voting shares granted by us to the Named Executive Officers during the year ended December 31, 2004.

Name	Subordinate Voting Shares Under Options Granted		% of Total Options Granted to Employees in 2004	Exercise Price	Market Value of Subordinate Voting Shares on the Date of Grant	Expiration Date
	(#)			($/share)	($/share)
Stephen W. Delaney	200,000	(1)	12.10%	U.S.$14.86	U.S.$14.86	December 9, 2014
J. Marvin MaGee	88,000	(1)	5.30%	C$18.00	C$18.00	December 9, 2014
Anthony P. Puppi	88,000	(1)	5.30%	C$18.00	C$18.00	December 9, 2014
Nate Kawaye	28,000		1.70%	U.S.$14.86	U.S.$14.86	December 9, 2014
Neo Kia Quek	28,000		1.70%	U.S.$14.86	U.S.$14.86	December 9, 2014
Rahul Suri	9,000		0.55%	C$18.00	C$18.00	December 9, 2014
Eugene V. Polistuk	—		—	—	—	—

(1)
The options granted are subject to performance conditions and vesting as described in "— Long-Term Incentives."

  Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2004 for Named Executive Officers

        The following table sets forth certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2004 and subordinate voting shares under option to the Named Executive Officers at December 31, 2004.

			Unexercised Options at December 31, 2004		Value of Unexercised in-the-Money Options at December 31, 2004(1)
	Subordinate Voting Shares Acquired on Exercise
Name		Aggregate Value Realized
			Exercisable(2)	Unexercisable(2)	Exercisable(2)	Unexercisable(2)
Stephen W. Delaney	—	—	142,500	472,500	12,625	12,625
Anthony P. Puppi	—	—	287,946	292,750	362,724	—
J. Marvin MaGee	—	—	412,382	336,750	875,763	—
Neo Kia Quek	—	—	391,500	153,000	3,234,395	12,625
Nate Kawaye	—	—	159,749	104,250	487,755	—
Rahul Suri	—	—	147,000	109,000	—	—
Eugene V. Polistuk	275,833	3,150,013	557,500	112,500	—	—

(1)
Based on the closing price of the subordinate voting shares on the New York Stock Exchange on December 31, 2004 of $14.11.

(2)
Options granted under the ESPO Plans and the Long-Term Incentive Plan.

Compensation Philosophy and Objectives

        Celestica's executive compensation policies and practices are designed to: (i) align the interests of the executive officers with the interest of our shareholders; (ii) link executive compensation to the performance of Celestica relative to that of our competitors and the contribution of individual to such performance; (iii) compensate executive officers at a level and in a manner that ensures Celestica is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities; and (iv) ensure direct accountability for the overall results of Celestica.

        Our Compensation Committee benchmarks all elements of executive compensation against executive compensation of a comparator group of companies in the technology sector with revenue similar to Celestica and including four of our direct competitors in the EMS industry, which we refer to as the EMS competitors. The Compensation Committee reviews and approves the EMS competitors each year.

        For executive positions where no direct match exists or where there is insufficient data within the EMS competitors group, benchmarking is done using executive salary survey data for organizations similar in size to Celestica pursuant to a process approved by the Compensation Committee.

        Target compensation is benchmarked at the market median (50th percentile) for both executive and non-executive levels.

        Executive officer compensation is comprised of base salary, annual incentive plans, long-term incentive plans and benefits as described below. Members of the Board of Directors who are independent directors approve all elements of the Chief Executive Officer's compensation.

        The equity mix will vary by employee level, and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results. At the executive levels, a high portion of the pay mix includes "at risk" components which are comprised of cash and long-term equity-based incentive plans. The target pay mix is based on competitive benchmarks. The portion of compensation which is "at risk" is set at approximately 80% for the Chief Executive Officer, Chief Financial Officer and the President and 70% for Senior Vice Presidents. The following table sets forth the percentage breakdown of the "at risk" compensation to executive officers in 2004:

Percentage of Equity-Based Compensation Granted in 2004

	Performance Share Units	Restricted Share Units	Performance Contingent Stock Options	Stock Options
Chief Executive Officer, Chief Financial Officer and President	40%	20%	40%	N/A
Senior Vice Presidents and Vice Presidents	30%	40%	N/A	30%

Base Salary

        Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices. Celestica references the median level of base salaries at the EMS competitors.

        Base salaries are reviewed annually and adjusted as appropriate. Although base salaries are not directly linked to specific corporate performance, Celestica considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments to them.

Annual Incentive Plans

        Bonuses paid pursuant to the annual incentive plans are based on achievements related to profitability, inventory days, customer satisfaction, and performance metrics related to earnings per share and return on capital.

        Celestica Executive Team Incentive Plan

        Executives of Celestica participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to achievement relative to pre-determined targets for financial and customer results at a corporate or business unit level, individual performance and Celestica's performance relative to our direct competitors on key financial metrics. Corporate and business unit targets are approved by the Board on the recommendation of the Compensation Committee and are based on profitability, inventory days and customer satisfaction measures. In 2004, certain executives had a customized performance objective as a component of their business unit targets, which related to special initiatives for their business units. The Chief Executive Officer assesses each executive's individual performance in accordance with business results, teamwork and the executive's key accomplishments. This assessment is factored into the executive's earned reward. The Board of Directors evaluates the Chief Executive Officer. The Compensation Committee evaluates Celestica's performance relative to that of the EMS competitors based on defined performance metrics relating to adjusted earnings per share and return on capital. This relative performance is one factor in determining the amount available to be paid out under the plan.

        Celestica Team Incentive Plan

        Any executives not participating in the Executive Team Incentive Plan and most non-executive employees participate in the Celestica Team Incentive Plan. Awards under this plan are based on corporate or business unit financial and customer results, as well as individual performance.

Long-Term Incentives

        Celestica's long-term equity-based incentive plans for senior executives consist of performance share units (PSUs), restricted share units (RSUs), stock options, and performance contingent stock options. Under these plans, the Board of Directors of Celestica may, in its discretion, grant awards from time to time to directors, permanent employees and consultants ("eligible participants") of Celestica, our subsidiaries and other companies or partnerships in which Celestica has a significant investment ("affiliated entities"). The objectives of the long-term equity based incentive plans are: to align employee interests with those of shareholders and incentivize appropriate behaviours over the longer term; to reward employees for their contribution to Celestica's success; and to allow Celestica to attract and retain the qualified and experienced employees who are critical to our success.

        The interests of any eligible participant under the long-term equity incentive plans or in any award under those plans are not transferable, subject to limited exceptions.

        The long-term equity incentive plans, or the terms of any award granted thereunder, may be amended by the Board of Directors, subject to obtaining any required regulatory approvals and participant and shareholder approval if required.

        For all awards under equity-based incentive plans for the Chief Executive Officer, Chief Financial Officer, President and Senior Vice Presidents, the Compensation Committee makes recommendations for final approval by our Board of Directors.

        The total number of equity grants in a given year is established after taking into account the number of equity grants in that year relative to the total number of shares outstanding (burn rate) as well as the total number of equity grants outstanding relative to the total number of shares outstanding (overhang). Celestica is taking measures to lower the overhang and burn rate and considerably reduced the number of equity grants in 2004 as compared to previous years.

        Celestica Long-Term Incentive Plan

        Under the Celestica Long-Term Incentive Plan ("LTIP"), the board of directors of Celestica may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights (SARs) to eligible participants of Celestica and affiliated entities.

        Under the LTIP, up to 29,000,000 subordinate voting shares may be issued from treasury. The number of subordinate voting shares which may be issued from treasury under the LTIP to directors is limited to 2,000,000.

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

        Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the board of directors in its discretion. The number of subordinate voting shares which may be issued from the treasury of Celestica under the performance unit program is limited to 2,000,000 and the number of subordinate voting shares which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

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

        The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors in its discretion. The vesting of PSUs also require the achievement of specified performance based-conditions as determined by the Compensation Committee and approved by the Board of Directors.

  Performance Share Units

        The use of PSUs allows us to link rewards for executives more closely with individual and corporate performance:

  •
  There is a strong correlation between individual performance and the number of PSUs that executives will receive.

  •
  The mix of PSUs granted differs within the executive levels to reflect a higher percentage of performance-based equity granted to more senior executives.

  •
  The number of PSUs that vest is determined by Celestica's rank compared to our EMS competitors on a return on capital performance measure.

  •
  High performance means units vest at above the median level and results in above average reward levels. Conversely, low performance will result in no reward.

        PSUs are granted annually under the LTIP and the CSUP based on the recommendation of the management of each business unit and subject to the approval of the Chief Executive Officer. The number of PSUs granted to any individual is determined with consideration to grants at the median level for the EMS competitors and individual performance. The final value of any award is based on subordinate voting share price at time of release. PSUs vest in full at the end of three years, with no interim vesting.

        The number of PSUs granted in December 2004 to executives totalled 792,966 PSUs. The number of PSUs that vest will range from 0 to 792,966 depending on our relative performance ranking.

  Restricted Share Units

        RSUs are granted annually under the LTIP and the CSUP based on the recommendation of the management of each business unit and subject to the approval of the Chief Executive Officer. The number of RSUs granted to any individual is determined with consideration to individual performance and grants at the median level for the EMS competitors. RSUs represent the right to receive an equivalent number of subordinate voting shares, or, at Celestica's election, an equivalent value in cash, and vest in full at the end of three years, with no interim vesting. Throughout the year, Celestica may grant RSUs for new hire or retention purposes.

        The number of RSUs granted in December 2004 to executives totalled 436,148 RSUs.

  Stock Options

        Stock options currently are granted annually to eligible employees, under the LTIP, based on the recommendation of the management of each business unit and subject to the approval of the Chief Executive Officer. During the year, Celestica may grant stock options to newly hired employees or to existing employees for retention purposes with the approval of the Chief Executive Officer.

        The number of stock options granted in December 2004 to executive officers totalled 421,450.

  Performance Contingent Stock Options

        Performance contingent stock options (PCOs), provide the opportunity for significant gains for superior corporate performance and reduced gain for marginal performance. The option exercise price is equal to the market price of subordinate voting shares at the close of business on the day prior to the grant date (except where a longer period is required by local law). The PCOs vest annually over the first three years and have a ten year term. The portion of the option grant award that vests each year (and the number of options that may be exercised) is contingent on our rank relative to that of the EMS competitors.

        The number of PCOs granted is determined with consideration to individual performance and grants at the median level for the EMS competitors. PCOs are granted to the Chief Executive Officer, Chief Financial Officer and President. High performance means options vest at above the median level and results in above average reward levels. Conversely, low performance will result in no reward.

        The number of PCOs granted in December 2004 to executives, including the Chief Executive Officer, was 376,000. The number of PCOs that vest will range from 0 to 376,000 depending on our relative performance ranking.

        Celestica Share Unit Plan

        Under Celestica's Share Unit Plan (CSUP), the Board of Directors of Celestica may, in its discretion, grant from time to time RSUs and PSUs to eligible participants of Celestica and its affiliated entities.

        There is no limit on the number of subordinate voting shares that may be issued under the terms of the CSUP. Celestica cannot fulfill its obligations under the CSUP through the issuance of subordinate voting shares from treasury, and therefore will deliver previously issued and outstanding subordinate voting shares it acquires in the market for this purpose or cash.

        ESPO Plans

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

        Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vested over a period of five years beginning December 31, 1998. All options granted under the ESPO Plans were fully vested as of December 31, 2003. All subordinate voting shares acquired by employees under the ESPO Plans are held either by the employee or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

        Employee Share Ownership Plan

        The purpose of the Celestica Employee Share Ownership Plan ("CESOP") is to enable eligible employees, including executive officers, of Celestica to acquire subordinate voting shares, so as to encourage continued employee interest in the operation, growth and development of Celestica. Under the CESOP, an eligible participant may elect to contribute an amount, representing no more than 10% of his or her salary. Celestica will contribute 25% of the amount of employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase subordinate voting shares on the open market.

        Executive Share Ownership Guideline

        Celestica has recently established share ownership guidelines for the Chief Executive Officer, Chief Financial Officer and President. The guidelines require the Chief Executive Officer to hold Celestica securities with a value equal to three times his or her base salary and the Chief Financial Officer and President to hold Celestica securities with a value equal to two times his or her base salary. Each executive will have five years to meet the share ownership guidelines. Although the Chief Executive Officer, Chief Financial Officer and President will not be deemed to have breached the guideline by reason of a decrease in the market value of our securities, they will be required to purchase additional securities within a reasonable period of time to comply with the guideline.

Benefits

        Health, dental, pension, life insurance and long-term disability programs are available for all employees with no additional benefits for executives. Celestica references the median level of benefits at similarly sized companies in the EMS industry.

Pension Plans

        Messrs. Delaney, Puppi, MaGee and Suri each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Customs and Revenue Agency maximum pension benefits.

        Messrs. Delaney, MaGee and Suri participate only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 3% of earnings annually on behalf of Messrs. Delaney and Suri and 6.75% of earnings annually on behalf of Mr. MaGee.

        Mr. Puppi participates only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Plan is of a modified career average design with benefits based on a three-year earnings average to December 31 of a designated base year (the "Base Year"). In 2004, the Base Year was updated to December 31, 2003 and may be updated from time to time until December 31, 2009. The formula for calculating benefits for the period after October 22, 1996 is the greater of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

        The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Canadian Pension Plan Table(1)(2)

	Years of Service
Earnings Average
	20	25	30+(3)
$400,000	$104,000	$130,000	$156,000
$600,000	$156,000	$194,000	$234,000
$800,000	$207,000	$288,000	$311,000
$1,000,000	$260,000	$343,000	$389,000
$1,200,000	$311,000	$389,000	$467,000
$1,400,000	$363,000	$454,000	$545,000
$1,600,000	$415,000	$519,000	$588,000
$1,800,000	$467,000	$584,000	$621,000

(1)
This table assumes total of retirement age and years of service is greater than or equal to 80.

(2)
All amounts are shown converted into U.S. dollars from Canadian dollars at an average daily exchange rate for the year ended December 31, 2004 of U.S.$1.00 = C$1.3017.

(3)
The maximum years of credited service for purposes of the Canadian Pension Plan is 30.

        Mr. Puppi currently has accrued 24.7 years of credited service, which entitles him to a total annual pension under the Canadian Pension Plan and the Supplemental Plan of C$204,000 payable on June 1, 2010. If Mr. Puppi completes 30 years of credited service, then, based on his current best average earnings, he would be entitled to a total annual benefit of C$412,000.

        At the time of his retirement, Mr. Polistuk had accrued the maximum 30 years of credited service. Therefore, the total annual benefit payable to Mr. Polistuk under the Canadian Pension Plan and the Supplemental Plan is C$778,450.

        During the year ended December 31, 2004, Celestica accrued an aggregate of $1,009,995 to provide pension benefits for Messrs. Delaney, Puppi, MaGee, Suri and Polistuk pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2004 for the purpose of providing pension, retirement or similar benefits for Messrs. Puppi, MaGee, Suri and Polistuk and for Mr. Delaney, with the exception in Mr. Delaney's case, of amounts set aside or accrued by Celestica under the U.S. Plan as described below.

        During the year ended December 31, 2004, Mr. Delaney participated in both the U.S. Plan and the Canadian Pension Plan as a result of his assuming the Chief Executive Officer role in Canada during the year. Mr. Kawaye participated in the U.S. Plan. The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the U.S. Internal Revenue Code of 1986, as amended. Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation. Celestica may make contributions for the benefit of eligible employees.

        During the year ended December 31, 2004, Celestica contributed $24,600 to the U.S. Plan for the benefit of Mr. Delaney and Mr. Kawaye. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2004 for the purpose of providing pension, retirement or similar benefits for Messrs. Delaney and Kawaye.

        Mr. Quek participates in the Singapore Plan. The Singapore Plan is a deferred salary arrangement under the Central Provident Fund Act of Singapore. Under the Singapore Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation, but up to a specified limit. Celestica may make contributions for the benefit of eligible employees. Celestica contributed $3,327 for Mr. Quek during the year ended December 31, 2004.

        Mr. Polistuk retired from Celestica on February 27, 2004. During the year ended December 31, 2004, Celestica accrued an aggregate of $741,261 for the purpose of providing pension, retirement or similar benefits for him.

Employment Agreements

        As of December 31, 2004, each of the Named Executive Officers had employment agreements with Celestica. Mr. Polistuk's employment agreement, except for certain non-competition, confidentiality and non-solicitation provisions, was not in effect as of December 31, 2004 because his employment terminated during the year.

  Delaney, MaGee, Puppi and Suri

        Mr. Puppi entered into an employment agreement with Celestica as of October 22, 1996 and Messrs. Delaney, MaGee and Suri entered into employment agreements with Celestica as of July 22, 2004. Each agreement provides that the executive is entitled to certain severance benefits if, within three years of a change of control of Celestica, he is terminated without cause or resigns for reasons specified in the contract. The amount of severance payment for each executive is equal to three times his annual base salary and annual target bonus for the last year of employment pro-rated to the date of termination. In addition, the contracts provide for a cash settlement to cover benefits that would otherwise be payable during the severance period and the continuation of pension contributions or, in Mr. Puppi's case, a credit for years of service up to June 1, 2010 under Celestica's Canadian Pension Plan. Mr. Delaney is entitled to payment to make him whole for any United States excise tax payable by him if his severance benefits constitute parachute payments within the meaning of the U.S. Internal Revenue Code.

        In the absence of a change of control of Celestica, upon termination without cause or resignation for the reasons specified in the contract, each executive is entitled, in lieu of two years' notice (or three years in Mr. Delaney's case), to payments and benefits substantially similar to those provided following termination after a change in control, except that there is no accelerated vesting of options and rights and, in the case of Messrs. MaGee, Puppi and Suri, Celestica's obligations regarding lump sum payments, the continuation of benefit plans and contributions to or continuation of pension and retirement plans is for the two-year period following termination.

  Quek and Kawaye

        Celestica entered into an employment agreements with Messrs. Quek and Kawaye at the time Celestica acquired International Manufacturing Services, or IMS, in 1998.

        The contracts provides that upon termination of the executive without cause, or upon resignation of the executive for reasons specified in the contract, the executive is entitled to receive a monthly salary for a period of 36 months following the date of termination and a bonus amount based on average bonus received over the previous three years, except that payments shall be reduced by an amount equal to a portion of any replacement earnings during that period. Each executive also is entitled to receive a cash settlement to cover benefits that would otherwise be payable during the two-year period following termination.

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

Board Committees

        The Board of Directors has established four standing committees, each with a specific mandate, the Executive Committee, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are each composed of independent directors.

  Executive Committee

        The members of the Executive Committee are Mr. Crandall and Dr. Melman. The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board of Directors. The Committee reviews such matters and makes such recommendations thereon to the Board of Directors as it considers appropriate, including matters designated by the Board of Directors as requiring Committee review. Members of the Committee also meet approximately once a month on an informal basis to review and stay informed about current business issues. The Board of Directors is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. No decision of the Committee shall be effective until it is approved or ratified by the Board of Directors.

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

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. Etherington, Mr. Szuluk, and Mr. Tapscott, all of whom are independent directors. Dr. Melman was a member of this committee during 2004, but ceased to be a member as of January 2005. Although Dr. Melman would not be an independent director under the rules of the New York Stock Exchange (the "NYSE Rules") because he is an officer of Onex, Dr. Melman's membership on the Compensation Committee was consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the compensation committee of a company that it controls. It is the responsibility of the Compensation Committee to define and communicate compensation policy and principles that reflect and support our strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; review annually, and submit to the Board of Directors for approval, the elements of our annual and long-term incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; review and recommend to the Board of Directors the compensation of the Chief Executive Officer based on the Board of Directors' assessment of the annual performance of the Chief Executive Officer; review and recommend to the Board of Directors the compensation of our most senior executives; review our succession plans for key executive positions; and review and approve material changes to our organizational structure and human resource policies.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love, and Mr. Tapscott, all of whom are independent directors. Dr. Melman was a member of the committee during 2004, but ceased to be a member as of January 2005. Although Dr. Melman would not be an independent director under the NYSE Rules because he is an officer of Onex, Dr. Melman's membership on the Nominating and Corporate Governance Committee was consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the nominating and corporate governance committee of a company that it controls. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the Chief Executive Officer relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.    Employees

        Celestica has over 46,000 permanent and temporary (contract) employees worldwide as at December 31, 2004. The following table sets forth information concerning our employees by geographic location:

	Number of Employees
Date
	Americas	Europe	Asia
December 31, 2002	14,500	6,000	19,500
December 31, 2003	13,000	5,500	21,500
December 31, 2004	14,000	6,500	25,500

        During the year ended December 31, 2004, approximately 11,000 temporary (contract) employees were engaged by Celestica worldwide. During the year ended December 31, 2004, approximately 3,800 employees were terminated as a result of restructuring actions announced during the year. See note 11 to the Consolidated Financial Statements in Item 18 for further information on the restructurings.

        The number of employees in the Americas and Europe at December 31, 2004 includes the employees who joined us as a result of our MSL acquisition in March 2004, which was offset in part by headcount reductions in 2003 and 2004 due to the downsizing or closure of some of our facilities and the transfer of production from higher-cost to lower-cost geographies. The number of employees in Asia has increased from December 31, 2002 to December 31, 2004 due to the increase in business in Asia, the transfer of production from other geographies and from our acquisition in the Philippines in April 2004.

        Certain information concerning employees is set forth in Item 4, "Information on the Company — Business Overview — Human Resources."

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 21, 2005 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS", subordinate voting shares are referred to as "SVS", and Celestica's Liquid Yield Option™ Notes due 2020 are referred to as "LYONs."

Name of Beneficial Owner(1)	Voting Shares		Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(2)	135,000	SVS	*	*	*
	15,130	LYONs(3)	*	*	*
William E. Etherington(4)	31,250	SVS	*	*	*
Richard S. Love(5)	117,500	SVS	*	*	*
Anthony R. Melman(6)(7)	450,000	SVS	*	*	*
Gerald W. Schwartz(6)(8)	29,851,630	MVS	100.0%	13.3%	79.3%
	3,114,387	SVS	1.6%	1.4%	*
Charles W. Szuluk(9)	10,000	SVS	*	*	*
Don Tapscott(10)	105,500	SVS	*	*	*
Stephen W. Delaney	200,127	SVS	*	*	*
J. Marvin MaGee	461,965	SVS	*	*	*
Anthony P. Puppi	434,226	SVS	*	*	*
Neo Kia Quek	459,000	SVS	*	*	*
All directors and executive officers as a group (22 persons, including above)(11)	29,851,630 7,037,798	MVS SVS	100.0% 3.6%	13.3% 3.1%	79.3% *
Total percentage of all equity shares and total percentage of voting power				16.4%	80.0%

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

(2)
Includes 115,000 subordinate voting shares subject to exercisable options.

(3)
Each LYON is convertible into 5.6748 subordinate voting shares at the option of the holder.

(4)
Includes 21,250 subordinate voting shares subject to exercisable options.

(5)
Includes 112,500 subordinate voting shares subject to exercisable options.

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

(9)
Represents 10,000 subordinate voting shares subject to exercisable options.

(10)
Represents 105,500 subordinate voting shares subject to exercisable options.

(11)
Includes 159,200 subordinate voting shares held by Towers Perrin Share Plan Services, in trust for Celestica Employee Nominee Corporation as agent for and on behalf of individual Celestica executives, pursuant to the provisions of Celestica employee benefit plans, and 294,771 subordinate voting shares which are subject to options.

        MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 21, 2005, approximately 5,200 persons held options to acquire an aggregate of approximately 24,300,000 subordinate voting shares. Most of these options were issued pursuant to the ESPO Plan and Long-Term Incentive Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to options outstanding as at February 21, 2005.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (14 persons in total)	210,000	$0.925	June 13, 1996	June 13, 2006
	261,071	$5.00	During 1997	April 8, 2007
	118,200	$7.50 - $8.75	During 1997 and 1998	October 22, 2007 to July 3, 2008
	259,480	C$18.90 - $22.97	During 1999	January 1, 2009 to September 20, 2009
	302,000	$39.03/C$57.845	December 7, 1999	December 7, 2009
	105,000	$40.06 - C$60.00	During 2000	February 1, 2010 to May 26, 2010
	156,000	$56.1875/C$86.50	December 5, 2000	December 5, 2010
	25,000	C$73.50	March 1, 2001	March 1, 2011
	100,000	$50.00	April 20, 2001	April 20, 2011
	385,400	$41.89/C$66.06	December 4, 2001	December 4, 2011
	420,000	$13.10 - C$29.11	During 2002	October 1, 2012 to December 18, 2012
	8,000	C$15.35	April 18, 2003	April 18, 2013
	1,000,000	$17.15/C$22.75	January 31, 2004	January 31, 2014
	140,000	$15.67 - C$22.89	During 2004	February 6, 2014 to August 9, 2014
	535,100	$15.86 - C$18.00	December 9, 2004	December 9, 2014

Directors who are not Executive Officers	143,000	$8.75	During 1998	July 7, 2008
	60,000	$23.41/C$34.50	July 7, 1999	July 7, 2009
	60,000	$48.69/C$72.60	July 7, 2000	July 7, 2010
	60,000	$44.23/C$66.78	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	45,000	$10.62	April 18, 2003	April 18, 2013
	30,000	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than IMS, Primetech and MSL) (approximately 4,500 persons in total)	1,749,854	$5.00	During 1997	April 8, 2007
	549,803	$7.50 - C$14.05	During 1998	April 29, 2008 to November 9, 2008
	693,850	$13.69 - C$21.45	January 1, 1999 to March 17, 1999	January 1, 2009 to March 17, 2009
	1,750,629	$39.03/C$57.845	December 7, 1999	December 7, 2009
	278,400	$13.65 - C$53.75	During 1999	January 1, 2009 to December 31, 2009
	635,900	$40.06 - C$123.65	During 2000	January 1, 2010 to December 31, 2010
	1,712,560	$56.1875/C$86.50	December 5, 2000	December 5, 2010
	418,400	$49.00 - C$108.45	During 2001	January 1, 2011 to December 31, 2011
	4,099,298	$41.89/C$66.06	December 4, 2001	December 4, 2011
	318,553	$13.10 - C$70.81	During 2002	January 1, 2012 to December 31, 2012
	2,287,752	$18.66/C$29.11	December 3, 2002	December 3, 2012
	113,620	$10.19 - C$22.54	During 2003	January 1, 2013 to December 31, 2013
	279,285	$17.11 - C$26.47	During 2004	January 1, 2014 to December 31, 2014
	2,298,447	$17.15/C$22.75	January 31, 2004	January 31, 2014
	558,726	$14.86/C$18.00	December 9, 2004	December 9, 2014
	139,268	$13.49 - C$17.51	January 1, 2005 to February 21, 2005	January 1, 2015 to February 21, 2015
IMS Employees(1)	372,145	$0.925 - $13.31	December 30, 1998	June 13, 2006 to December 18, 2008
Primetech Employees(2)	11,110	C$45.45 - C$111.36	During 1999 - 2001	February 15, 2005 to March 16, 2006

MSL Employees(3)	110,627	$10.67 - $53.33	June 5, 1995 to December 6, 1999	June 5, 2005 to December 6, 2009
	777,907	$8.37 - $78.00	During 2000 and 2001	January 1, 2010 to December 28, 2011
	739,915	$8.37 - $15.60	During 2002 and 2003	January 31, 2012 to September 8, 2013

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

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 21, 2005 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as"SVS." MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares		Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	29,851,630	MVS	100.0%	13.3%	79.3%
		2,925,643	SVS	1.5%	1.3%	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	29,851,630	MVS	100.0%	13.3%	79.3%
		3,114,387	SVS	1.6%	1.4%	*
FMR Corp.(5)(6)	Indirect	17,864,861	SVS	9.1%	7.9%	1.9%
Phillips, Hager & North Investment Management Ltd.(7)(8)	Indirect	13,852,676	SVS	7.1%	6.2%	1.5%
Total percentage of all equity shares and total percentage of voting power					28.7%	83.0%

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

(2)
The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 2,421,638 multiple voting shares held by wholly-owned subsidiaries of Onex, 917,361 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,755 subordinate voting shares representing an undivided interest of approximately 10.2% in 330,872 subordinate voting shares, and 225,376 subordinate voting shares directly or indirectly held by certain officers of Onex which Onex has the right to vote. Of these shares, 1,757,467 subordinate voting shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If an equity forward agreement is settled and Onex does not elect to satisfy its obligations in cash rather than delivering subordinate voting shares, if Onex does not hold a sufficient number of subordinate voting shares to satisfy its obligations, the requisite number of multiple voting shares held by such person will immediately be converted into subordinate voting shares, which will be delivered to satisfy such obligations. On February 16, 2005, subsidiaries of Onex redeemed their exchangeable debentures due 2025, which were issued in 2000, and delivered 9,214,320 subordinate voting shares to debenture holders in connection with the redemption. Onex converted 9,214,320 multiple voting shares into subordinate voting shares in January 2005 to facilitate the redemption.

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

The shares Onex owns and the shares Onex has the right to vote represent in the aggregate 79.3% of the voting power of all Celestica shares. If the party to the equity forward agreements elects to deliver solely subordinate voting shares and no cash upon the settlement of the equity forward agreement the number of shares owned by Onex, together with those shares Onex has the right to vote, would, if such delivery had occurred on February 21, 2005, represent in the aggregate 78.4% of the voting interest in our company.

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

(5)
The address of this shareholder is: 82 Devonshire Street, Boston, and Massachusetts 02109.

(6)
This information reflects share ownership as of December 31, 2004 and is taken from the Schedule 13G/A filed by FMR Corp. with the SEC on February 14, 2005, a joint filing of FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson and Fidelity Management & Research Company.

(7)
The address of this shareholder is: 200 Burrard Street, 20th Floor, Vancouver, British Columbia, Canada V6C 3N5.

(8)
This information reflects share ownership as of December 31, 2004 and is taken from the Schedule 13G filed by Phillips, Hager & North Investment Management Ltd. with the SEC on February 25, 2005.

        Onex's and FMR Corp.'s ownership percentages have not changed significantly over the past three years and Phillips, Hager & North Investment Management Ltd. only recently became a beneficial owner of 5% or more of our subordinate voting shares.

Holders

        On February 21, 2005, there were approximately 2,012 holders of record of subordinate voting shares, of which approximately 512 holders, holding approximately 52% of the outstanding subordinate voting shares, were resident in the United States and approximately 463 holders, holding approximately 47% of the outstanding subordinate voting shares, were resident in Canada.

        On February 21, 2005, there was one holder of record of the Liquid Yield Option™ Notes due 2020; the holder of record was in the United States.

B.    Related Party Transactions

Interest of Management in Certain Transactions

        Celestica and Onex are parties to an Amended and Restated Management Services Agreement dated July 1, 2003 under which Onex has agreed to provide certain strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex' experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the agreement including a base fee and a performance incentive fee, if any. The base fee is equal to approximately $500,000 per year, increasing after two years to $1,000,000 per year. The incentive fee payable in any year is tied to company performance. The agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent in the determination of the Board of Directors of Celestica with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's-length to Celestica. The agreement terminates on December 31, 2008, subject to automatic termination 30 days after the first day upon which Onex ceases to hold at least one multiple voting share. In the event of a change of control of Celestica, Onex is entitled to receive an amount equal to the difference between $10,000,000 and the aggregate amount of base fees and incentive fees paid to Onex during the term of the agreement, and no further base or incentive fees are payable thereafter. During 2004, Celestica paid to Onex management-related fees of $682,800. The payment obligations under the agreement are not considered to be material to either Celestica or Onex.

Indebtedness of Directors and Senior Officers

        As at February 25, 2005, no officers of Celestica were indebted to Celestica in connection with the purchase of subordinate voting shares. The amount outstanding during 2004 represented a guarantee of indebtedness by Celestica and included indebtedness for interest accrued on such guaranteed indebtedness. The security for each of the guaranteed amounts was the purchased subordinate voting shares. The last such arrangement was entered into in July 2000 and no further such arrangements are permitted. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.

Indebtedness of Senior Officers under Securities Purchase Programs

Name and Principal Position	Involvement of Company	Largest Amount Outstanding During 2004(1) ($)	Amount Outstanding As At February 25, 2005 ($)	Financially Assisted Securities Purchases During 2004 (#)	Security for Indebtedness	Amount Forgiven During 2004 ($)
J. Marvin MaGee President Toronto, Ontario	Guarantor	$190,464	0	0	SVS	0
Daniel P. Shea Senior Vice President and Group General Manager Toronto, Ontario	Guarantor	$344,421	0	0	SVS	0
Rahul Suri Senior Vice President, Corporate Development Toronto, Ontario	Guarantor(2)	$1,431,166	0	0	SVS	0

(1)
All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.3017.

(2)
The guarantee was in respect of a share loan, the interest for which was owed directly to Celestica.

        No securities were purchased by any director or officer during 2004 with the financial assistance of Celestica. Other than as described above, no director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the year ended December 31, 2004.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements."

Litigation

        We are party to litigation from time to time. We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, prospects or financial condition of Celestica.

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

Item 9. The Offer and Listing

A.    Offer and Listing Details

Market Information

        The subordinate voting shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"). In the following tables, subordinate voting shares are referred to as "SVS."

The annual high and low market prices for the five most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2000	$87.88	$35.50	268,587,200
Year ended December 31, 2001	76.40	20.69	600,773,000
Year ended December 31, 2002	47.08	9.89	544,198,500
Year ended December 31, 2003	20.29	9.55	392,558,600
Year ended December 31, 2004	21.15	12.25	334,246,600
	TSX
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2000	C$128.25	C$51.05	202,303,300
Year ended December 31, 2001	114.00	32.42	323,130,318
Year ended December 31, 2002	75.05	15.78	328,786,676
Year ended December 31, 2003	27.98	13.50	339,281,662
Year ended December 31, 2004	27.84	15.47	266,103,490

The high and low market prices for each full fiscal quarter for the two most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2003
First quarter	$17.53	$10.31	94,833,400
Second quarter	17.10	9.55	110,120,500
Third quarter	20.29	13.65	98,844,700
Fourth quarter	18.50	12.91	88,760,000
Year ended December 31, 2004
First quarter	$21.15	$15.26	92,982,400
Second quarter	19.95	16.03	86,438,900
Third quarter	19.01	12.25	94,953,100
Fourth quarter	15.70	12.44	59,872,200
	TSX
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2003
First quarter	C$27.24	C$15.77	97,605,517
Second quarter	23.15	13.50	91,567,283
Third quarter	27.98	19.01	78,510,142
Fourth quarter	24.00	16.90	71,598,720
Year ended December 31, 2004
First quarter	C$27.84	C$20.00	80,970,148
Second quarter	26.97	21.60	66,348,533
Third quarter	24.96	15.83	72,746,745
Fourth quarter	18.85	15.47	46,038,064

The high and low market prices for each month for the most recent six months

	NYSE
	High	Low	Volume
	(Price per SVS)
September 2004	$14.57	$12.25	34,481,400
October 2004	14.48	12.44	22,169,800
November 2004	15.65	14.31	17,965,800
December 2004	15.70	13.70	19,736,600
January 2005	13.98	12.68	24,377,800
February 2005	14.09	12.78	16,838,100
	TSX
	High	Low	Volume
	(Price per SVS)
September 2004	C$18.80	C$15.83	28,331,432
October 2004	17.69	15.47	18,044,693
November 2004	18.75	17.01	14,673,420
December 2004	18.85	16.78	13,319,951
January 2005	16.60	15.52	16,405,103
February 2005	17.75	15.76	14,598,845

        Celestica's Liquid Yield Option™ Notes due 2020, or LYONs, are listed on the NYSE. Liquid Yield Option™ Notes is a trademark of Merrill Lynch & Co., Inc. The market price range of the LYONs as reported on BloombergTM for the periods indicated is set forth in the following tables.

The annual high and low market prices for the LYONs for the most recent fiscal years

	High	Low
Year ended December 31, 2000(1)	$55.83	$40.05
Year ended December 31, 2001	53.74	34.56
Year ended December 31, 2002	46.00	33.00
Year ended December 31, 2003	52.50	42.00
Year ended December 31, 2004	55.00	52.00

(1)
The LYONs were issued August 1, 2000.

The annual high and low market prices for the LYONs for the most recent fiscal years

	High	Low
Year ended December 31, 2003
First quarter	$48.63	$42.00
Second quarter	50.88	45.00
Third quarter	52.50	50.88
Fourth quarter	52.50	50.88
Year ended December 31, 2004
First quarter	$54.00	$52.00
Second quarter	55.00	53.50
Third quarter	55.00	55.00
Fourth quarter	53.00	53.00

The high and low market prices for the LYONs for each month for the most recent six months

	High	Low
September 2004	No Data
October 2004	$53.00	$53.00
November 2004	No Data
December 2004	No Data
January 2005	No Data
February 2005	$53.88	$53.88

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The subordinate voting shares are listed on the NYSE and the TSX.

        Celestica's LYONs are listed on the NYSE.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expense of the Issue

        Not applicable.

Item 10.    Additional Information

Trustees, Transfer Agents and Registrars

        JPMorgan Chase Bank, N.A., formerly Chase Manhattan Bank, is the trustee under (i) our Indenture, dated as of August 1, 2000, related to our Liquid Yield Option™ Notes due 2020, (ii) our Indenture, dated as of June 16, 2004, related to our 7 7/8% Senior Subordinated Notes due 2011 (the Notes Indenture), (iii) our First Supplemental Indenture, dated as of June 16, 2004, to the Notes Indenture, and (iv) our Second Supplemental Indenture, dated as of December 30, 2004, to the Notes Indenture. The trustee can be reached by mail at JPMorgan Chase Bank, N.A., Institutional Trust Services, 4 New York Plaza, 15th Floor, New York, New York 10004 or by telephone at 1-212-623-6796.

        ComputerShare Trust Company of Canada is the trustee for the benefit of the holders of the subordinate voting shares pursuant to an agreement with Onex, and is the transfer agent for the subordinate voting shares. You may contact the transfer agent by mail at ComputerShare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or by telephone within Canada and the United States at 1-800-564-6253 and at 514-982-7555 from all other countries.

        Celestica Employee Nominee Corporation acts as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans. Celestica Employee Nominee Corporation can be reached by mail at Towers Perrin Share Plan Services Limited, Wyndham Court, Pritchard Street, Bristol, United Kingdom BS2 8RH or by telephone at 011-44-117-984-4721.

        Onex holds subordinate voting shares in trust for Celestica Employee Nominee Corporation. Onex Corporation can be reached at 161 Bay Street, P.O. Box 700, Toronto, Ontario, M5J 2S1.

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange, the Canadian Securities Administrators, the New York Stock Exchange and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. Today, we meet and often exceed not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. We are listed on the New York Stock Exchange and, although we are not required to comply with all of the New York Stock Exchange corporate governance requirements to which we would be subject if we were a U.S. corporation, we have aligned our governance practices with all of those requirements.

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

  (a)
  an arrangement by way of security for money lent to, or obligations undertaken by the director for the benefit of the corporation or an affiliate;

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

        The OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the articles of incorporation imposing a requirement that a director hold any shares issued by Celestica. In April 2004, Celestica's Board of Directors established a guideline for minimum shareholdings for independent directors. The guideline currently requires that directors hold securities of Celestica of a value proportionate to their annual retainer and the years they have served on our Board. See Item 6, "Directors, Senior Management and Employees — Compensation."

  Shareholder Rights and Limitations

        The rights and preferences attaching to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3 (Reg. No. 333-69278), filed with the SEC on September 12, 2001. The rights and preferences attaching to our LYONs are described in the section entitled "Description of LYONs" of our Rule 424(b) prospectus, filed with the SEC on July 26, 2000, as part of our registration statement on Form F-3 (Reg. No. 333-12338), filed with the SEC on July 24, 2000. The rights and preferences attaching to our 7 7/8% Senior Subordinated Notes due 2011 are described in the section entitled "Description of Notes" of our Rule 424(b) prospectus, filed with the SEC on June 14, 2004. Those sections are hereby incorporated by reference into this Annual Report.

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

C.    Material Contracts

        The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report:

Date	Parties	Type	Terms and Conditions	Approximate Consideration
October 14, 2003	Celestica, MSL Acquisition Sub Inc. and Manufacturers' Services Limited	Agreement and Plan of Merger	Manufacturers' Services Limited merged with and into a wholly-owned subsidiary of Celestica	$320 million(1)

(1)
Celestica issued approximately 17.3 million subordinate voting shares (including shares reserved for issuance for outstanding options and warrants) to the common stockholders and certain preferred stockholders of MSL, and cash consideration of approximately $51.6 million.

        See Item 5, "— Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness."

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

        This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 21, 2005, and Celestica's understanding of the current published administrative practices of the Canada Revenue Agency.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of February 21, 2005, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker-dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        We believe that we will not be a PFIC for 2005. Based on our current business plan, we do not expect to become a PFIC in the foreseeable future. These conclusions rest, at least in part, on factual issues, including a determination as to value of assets and projections as to our revenue. We cannot assure you that our actual revenues, including our revenues for the remainder of 2005, will be as projected or that a determination as to non-PFIC status would not be challenged by the Internal Revenue Service. Moreover, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

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

  •
  the non-United States Holder is an individual who holds subordinate voting shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

  •
  the non-United States Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

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

        We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web-site (http://www.sedar.com).

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        Celestica has entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk in excess of amounts recognized in the balance sheets. The table below provides information about Celestica's foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2004, these contracts had a fair value unrealized gain of U.S.$31.1 million.

	Expected Maturity Date
	2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
Receive C$/Pay U.S.$
Contract amount (in millions)	$208.9	$16.0	—	—	—	—	—	$224.9	$18.6
Average exchange rate	$0.76	$0.79
Receive Euro/Pay U.S.$
Contract amount (in millions)	$60.3	$3.5	—	—	—	—	—	$63.8	$6.2
Average exchange rate	$1.24	$1.33
Receive U.S.$/Pay Euro
Contract amount (in millions)	$28.3	$2.4	$1.1	—	—	—	—	$31.8	$(2.4)
Average exchange rate	$1.30	$1.30	$1.11
Receive Mexican Pesos/Pay U.S.$
Contract amount (in millions)	$38.2	—	—	—	—	—	—	$38.2	$1.4
Average exchange rate	$0.08
Receive £/Pay U.S.$
Contract amount (in millions)	$6.0	—	—	—	—	—	—	$6.0	$0.7
Average exchange rate	$1.74
Receive Singapore $/Pay U.S.$
Contract amount (in millions)	$24.8	—	—	—	—	—	—	$24.8	$0.7
Average exchange rate	$0.60
Receive Czech Koruna/Pay U.S.$
Contract amount (in millions)	$29.9	—	—	—	—	—	—	$29.9	$3.6
Average exchange rate	$0.04
Receive Thai Baht/Pay U.S.$
Contract amount (in millions)	$59.9	—	—	—	—	—	—	$59.9	$2.1
Average exchange rate	$0.02
Receive Malaysian ringgits/Pay U.S.$
Contract amount (in millions)	$13.0	—	—	—	—	—	—	$13.0	—
Average exchange rate	$0.26
Receive Japanese yen/Pay U.S.$
Contract amount (in millions)	$17.0	—	—	—	—	—	—	$17.0	$0.2
Average exchange rate	$0.01

Total	$486.3	$21.9	$1.1	$—	$—	$—	$—	$509.3	$31.1

Interest Rate Risk

        Celestica's existing debt is comprised of capital lease commitments amounting to $3.4 million. These capital lease commitments are not sensitive to changes in interest rates.

        In June 2004, we issued Senior Subordinated Notes (Notes) with an aggregate principal amount of $500.0 million due 2011, with a fixed interest rate of 7.875%. In connection with the Notes offering, Celestica has entered into interest rate swap agreements which hedge the fair value of the Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million. The agreements are effective as of June 2004 and mature July 2011. The average interest rate on the Notes for the year was 4.92%, after reflecting the interest rate swap. As a result of entering into the interest rate swap agreements, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $5.0 million annually.

Convertible debt (LYONs)

        As of December 31, 2004, we have convertible instruments, with an outstanding principal amount at maturity of $614.4 million, payable August 1, 2020. We were not exposed to interest rate risk on this debt because (i) the issue price represents a fixed yield to maturity, (ii) the principal payable at maturity is fixed and (iii) the conversion ratio into subordinate voting shares of Celestica is fixed.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

        The Board of Directors has considered the extensive financial experience of Mr. Crandall and Mr. Etherington, including their respective experiences serving as the Chief Financial Officer of a large U.S. and/or Canadian organization, and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.

        The Board of Directors also determined that Messrs. Crandall and Etherington are independent directors, as that term is defined in the NYSE listing standards.

Item 16B. Code of Ethics

        The Board of Directors has adopted a Finance Code of Professional Conduct for Celestica's Chief Executive Officer, our senior finance officers, and all personnel in the finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

        The Finance Code of Professional Conduct and the Business Conduct Governance policy can be accessed electronically at http://www.celestica.com.

Item 16C. Principal Accountant Fees and Service

        The auditor is engaged to provide services pursuant to pre-approval policies and procedures established by the Audit Committee of Celestica's board of directors. The Audit Committee approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee approves any non-audit services provided by the auditor and considers whether these services are compatible with the external auditor's independence.

        Celestica's auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to Celestica during 2003 or 2004. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence. Celestica also used other public accounting firms for consulting and other services for fees totaling $4.7 million in 2004 and $4.0 million in 2003.

Audit Fees

        KPMG billed Celestica $2.1 million in 2004 and $1.7 million in 2003 for audit services.

Audit-Related Fees

        KPMG billed Celestica $1.0 million in 2004 and $0.4 million in 2003 for audit-related services, primarily in connection with financial due diligence services for acquisitions and other non-statutory audits.

Tax Fees

        KPMG billed Celestica $1.6 million in 2004 and $2.0 million in 2003 for tax compliance, tax advice, tax planning services and tax due diligence services.

All Other Fees

        KPMG billed Celestica $0.2 million in 2004 and $0.6 million in 2003 for actuarial and other services provided in connection with Celestica's pension plans. In accordance with the new independence requirements in 2004, Celestica no longer engages KPMG for these services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of LYONs purchased	(b) Average price paid per LYON	(c) Total number of LYONs purchased as part of publicly announced plans or programs	(d) maximum number (or approximate dollar value) of LYONs that may yet be purchased under the plans or program

June 2004	540,275	$554.77	540,275	$200.3 million

PART III

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19. Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Bylaw No. 1	20-F	001-14832	May 22, 2001	1.8
1.11	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.12	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.13	Bylaw No. 4	20-F	001-14832	May 19, 2004	1.13
1.14	Bylaw No. A	20-F	001-14832	May 19, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of August 1, 2000, between Celestica Inc. and The Chase Manhattan Bank, as Trustee (including a form of the Outstanding Notes)	6-K	001-14832	August 9, 2000	99.1
2.4	Third Amended and Restated Revolving Term Credit Agreement, June 4, 2004, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, The Bank Of Nova Scotia, as Documentation Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders	6-K	001-14832	June 16, 2004	4.15

2.5	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11
2.6	First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.21
2.7	Second Supplemental Indenture, dated as of December 30, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee					X
4.	Certain Contracts:
4.1	Amended and Restated Management Services Agreement, dated as of July 1, 2003, among Celestica Inc., Celestica North America Inc. and Onex Corporation	F-4	333-110362	November 10, 2003	10.1
4.2	Stock Purchase Agreement, dated January 8, 2002, between NEC Corporation, NEC Miyagi, Ltd., NEC Yamanashi, Ltd., 1325091 Ontario Inc., and Celestica Inc*	20-F	001-14832	April 21, 2003	3.8
4.3	Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited	F-4	333-110362	November 10, 2003	2.1
4.4	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc., Celestica Corporation and Stephen W. Delaney					X
4.5	Amending Agreement to Executive Employment Agreement, dated as of February 9, 2005, between Celestica Inc., Celestica International Inc., Celestica Corporation and Stephen W. Delaney					X
4.6	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and J. Marvin MaGee					X
4.7	Amending Agreement to Executive Employment Agreement, dated as of February 9, 2005, between Celestica Inc., Celestica International Inc. and J. Marvin MaGee					X
4.8	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Anthony P. Puppi					X
4.9	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Peter J. Bar					X

4.10	Executive Employment Agreement, dated as of October 22, 1996, between Celestica, Inc. and Lisa J. Colnett					X
4.11	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco					X
4.12	Employment Agreement, dated as of November 2, 1998, between Celestica Asia Inc. and Nate Kawaye					X
4.13	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Paul Nicoletti					X
4.14	Employment Agreement, dated as of November 2, 1998, between Celestica Asia Inc. and Neo Kia Quek					X
4.15	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Rahul Suri					X
4.16	Canadian Share Unit Plan					X
4.17	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.18	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.19	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)**					X

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

Date: March 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. and subsidiaries (the "Company") as at December 31, 2003 and 2004 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with Canadian generally accepted accounting principles.

        As described in note 2(q) to the consolidated financial statements, the Company adopted the provisions of CICA Handbook Section 3870 — Stock-based Compensation and Other Stock-based Payments on January 1, 2003.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

Toronto, Canada	/s/ KPMG LLP
February 11, 2005	Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Celestica Inc.

        We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2003 and 2004 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 11, 2005	Chartered Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$1,028.8	$968.8
Accounts receivable (note 2(e))	771.5	1,023.3
Inventories (note 2(f))	1,030.6	1,062.9
Prepaid and other assets	119.3	127.4
Income taxes recoverable	39.1	89.1
Deferred income taxes (note 12)	40.8	1.8

	3,030.1	3,273.3
Capital assets (note 4)	681.4	569.3
Goodwill from business combinations (note 5)	948.0	872.9
Intangible assets (note 5)	137.9	104.5
Other assets (note 6)	340.0	119.8

	$5,137.4	$4,939.8

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,101.9	$1,107.9
Accrued liabilities (notes 11 and 20(k))	382.3	486.6
Income taxes payable	8.2	93.2
Deferred income taxes (note 12)	21.4	0.6
Current portion of long-term debt (note 7)	2.7	2.6
Convertible debt (notes 2(r) and 8)	—	124.1

	1,516.5	1,815.0
Long-term debt (note 7)	0.7	500.8
Convertible debt (notes 2(r) and 8)	210.5	—
Accrued pension and post-employment benefits (note 14)	86.0	81.0
Deferred income taxes (note 12)	57.8	23.4
Other long-term liabilities	10.0	30.8

	1,881.5	2,451.0
Shareholders' equity (note 2(r))	3,255.9	2,488.8

	$5,137.4	$4,939.8

Accounting policy changes (note 2(r))
Commitments, contingencies and guarantees (note 16)
Canadian and United States accounting policy differences (note 20)
Subsequent event (note 22)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF LOSS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2002	2003	2004
Revenue	$8,271.6	$6,735.3	$8,839.8
Cost of sales (note 11)	7,716.5	6,475.2	8,431.9

Gross profit	555.1	260.1	407.9
Selling, general and administrative expenses	298.5	273.8	331.6
Amortization of intangible assets (note 5)	95.9	48.5	34.6
Integration costs related to acquisitions (note 3)	21.1	—	3.1
Other charges (note 11)	665.7	151.6	603.2
Accretion of convertible debt (notes 2(r)(ii) and 8)	28.7	23.4	17.6
Interest on long-term debt	16.1	5.4	18.7
Interest expense (income), net	(17.2)	(9.4)	1.0

Loss before income taxes	(553.7)	(233.2)	(601.9)
Income taxes expense (recovery) (note 12):
Current	20.4	13.7	17.6
Deferred	(118.7)	19.8	234.6

	(98.3)	33.5	252.2

Net loss	$(455.4)	$(266.7)	$(854.1)

Basic loss per share (notes 2(r)(i) and 10)	$(1.98)	$(1.23)	$(3.85)
Diluted loss per share (notes 2(r)(i) and 10)	$(1.98)	$(1.23)	$(3.85)
Weighted average number of shares outstanding (in millions) (note 10)
Basic	229.8	216.5	222.1
Diluted	229.8	216.5	222.1
Net loss in accordance with U.S. GAAP (note 20)	$(494.9)	$(269.2)	$(867.5)
Basic loss per share, in accordance with U.S. GAAP (note 20)	$(2.15)	$(1.24)	$(3.91)
Diluted loss per share, in accordance with U.S. GAAP (note 20)	$(2.15)	$(1.24)	$(3.91)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Convertible Debt (note 8)	Capital Stock (note 9)	Warrants (note 9)	Contributed Surplus	Retained Earnings (Deficit)	Foreign Currency Translation Adjustment	Total Shareholders' Equity
Balance — December 31, 2001	$886.8	$3,699.0	$—	$—	$162.1	$(2.9)	$4,745.0
Change in accounting policy (note 2(r)(ii))	(266.0)	—	—	—	(1.0)	—	(267.0)

Balance — January 1, 2002 as restated	620.8	3,699.0	—	—	161.1	(2.9)	4,478.0
Repurchase of convertible debt (note 8)	(75.5)	—	—	—	(1.6)	—	(77.1)
Shares issued, net	—	8.5	—	—	—	—	8.5
Repurchase of shares (note 9)	—	(36.9)	—	5.8	(1.4)	—	(32.5)
Foreign currency translation	—	—	—	—	—	20.2	20.2
Net loss for the year	—	—	—	—	(455.4)	—	(455.4)

Balance — December 31, 2002	545.3	3,670.6	—	5.8	(297.3)	17.3	3,941.7
Repurchase of convertible debt (note 8)	(150.1)	—	—	—	(18.9)	—	(169.0)
Shares issued, net	—	7.3	—	—	—	—	7.3
Repurchase of shares (note 9)	—	(380.1)	—	105.2	—	—	(274.9)
Stock-based compensation (note 2(q))	—	—	—	0.3	—	—	0.3
Other	—	—	—	4.4	—	—	4.4
Foreign currency translation	—	—	—	—	—	12.8	12.8
Net loss for the year	—	—	—	—	(266.7)	—	(266.7)

Balance — December 31, 2003	395.2	3,297.8	—	115.7	(582.9)	30.1	3,255.9
Repurchase of convertible debt (note 8)	(185.0)	—	—	—	(36.6)	—	(221.6)
Shares issued	—	261.3	—	15.2	—	—	276.5
Warrants issued (note 9)	—	—	8.9	—	—	—	8.9
Stock-based compensation (note 2(q))	—	—	—	7.6	—	—	7.6
Other	—	—	—	4.4	—	—	4.4
Foreign currency translation	—	—	—	—	—	11.2	11.2
Net loss for the year	—	—	—	—	(854.1)	—	(854.1)

Balance — December 31, 2004	$210.2	$3,559.1	$8.9	$142.9	$(1,473.6)	$41.3	$2,488.8

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2002	2003	2004
Cash provided by (used in):
Operations:
Net loss	$(455.4)	$(266.7)	$(854.1)
Items not affecting cash:
Depreciation and amortization	311.4	222.7	207.7
Deferred income taxes	(118.7)	19.8	234.6
Accretion of convertible debt	28.7	23.4	17.6
Non-cash charge for option issuances	—	0.3	7.6
Restructuring charges (note 11)	194.5	(2.3)	35.3
Other charges (note 11)	292.1	80.5	482.4
Gain on settlement of principal component of convertible debt (note 8)	(12.1)	(23.8)	(32.9)
Inventory write-down related to one customer and the exiting of certain businesses (note 11)	—	—	61.2
Other	(2.0)	(6.0)	1.9
Changes in non-cash working capital items:
Accounts receivable	297.4	14.4	(253.0)
Inventories	623.9	(252.6)	85.6
Prepaids and other assets	(25.1)	(23.3)	(12.9)
Income taxes recoverable	51.2	(19.9)	(50.0)
Accounts payable and accrued liabilities	(202.7)	65.2	(113.8)
Income taxes payable	(0.4)	9.8	43.6

Non-cash working capital changes	744.3	(206.4)	(300.5)

Cash provided by (used in) operations	982.8	(158.5)	(139.2)

Investing:
Acquisitions, net of cash acquired	(111.0)	(0.5)	(39.6)
Purchase of capital assets	(151.4)	(175.9)	(142.2)
Proceeds on sale of capital assets	71.6	7.3	101.3
Other	(0.7)	(0.4)	0.6

Cash used in investing activities	(191.5)	(169.5)	(79.9)

Financing:
Bank indebtedness	(1.6)	—	—
Increase in long-term debt (note 7)	—	—	500.0
Long-term debt issue costs, pre-tax	—	—	(12.0)
Repayment of long-term debt	(146.5)	(3.5)	(41.1)
Debt redemption fees (note 11(h)) and deferred financing costs	(9.5)	(1.6)	(4.0)
Repurchase of convertible debt (note 8)	(100.3)	(223.5)	(299.7)
Issuance of share capital	7.4	5.1	14.6
Repurchase of capital stock (note 9)	(32.5)	(274.9)	—
Other	(0.1)	4.2	1.3

Cash provided by (used in) financing activities	(283.1)	(494.2)	159.1

Increase (decrease) in cash	508.2	(822.2)	(60.0)
Cash, beginning of year	1,342.8	1,851.0	1,028.8

Cash, end of year	$1,851.0	$1,028.8	$968.8

Cash is comprised of cash and cash equivalents.
Supplemental cash flow information (note 19).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except for per share amounts)

1.     NATURE OF BUSINESS:

  The primary operations of the Company include providing a broad range of services, including manufacturing design, new product introduction, engineering services, supply chain management, printed circuit assembly, system assembly, direct order fulfillment, logistics and after-market services to its customers primarily in the computing and communications industries. The Company has operations in the Americas, Europe and Asia.

  The Company's accounting policies are in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in note 20, are, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

2.     SIGNIFICANT ACCOUNTING POLICIES:

        (a)   Principles of consolidation and basis of presentation:

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

        (c)   Revenue:

    Revenue is derived primarily from the sale of electronics equipment that has been built to customer specifications. Revenue from product sales is recognized upon shipment, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete. The Company has no further performance obligations other than its standard manufacturing warranty. Celestica has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not recognize revenue on these transactions.

    The Company provides warehousing services in connection with manufacturing services to certain customers. The Company assesses the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting in accordance with CICA Emerging Issues Committee Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables." If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements of EIC-141, "Revenue Recognition," the Company defers recognizing revenue until the products have been shipped to the customer.

    The Company also derives revenue from engineering, design and after-market services. Services revenue is recognized as services are performed for short-term contracts and on a percentage-of-completion basis for long-term contracts.

        (d)   Cash and cash equivalents:

    Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of less than three months.

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

    Accounts receivable are net of an allowance for doubtful accounts of $140.1 at December 31, 2004 (2003 — $50.3). See note 11(i).

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

	2003	2004
Raw materials	$736.6	$735.1
Work in progress	119.2	159.7
Finished goods	174.8	168.1

	$1,030.6	$1,062.9

        (g)   Capital assets:

    Capital assets are carried at cost and amortized over their estimated useful lives or lease terms on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

Buildings	25 years
Buildings/leasehold improvements	Up to 25 years or term of lease
Office equipment	5 years
Machinery and equipment	3 to 5 years
Software	1 to 10 years

        (h)   Goodwill from business combinations:

    The Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Absent any triggering factors during the year, the Company conducts its goodwill assessment in the fourth quarter of the year to correspond with its planning cycle. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. In the fourth quarter of 2004, the Company recorded an impairment charge for 2004. The Company conducted its annual goodwill assessment in the fourth quarter of 2003 and determined that there was no impairment for 2003. In the fourth quarter of 2002, the Company recorded an impairment charge. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. See notes 5 and 11(e).

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

        (j)    Impairment or disposal of long-lived assets:

    The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets," and Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which the Company adopted effective January 1, 2003. Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle. Under the standards, assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. Prior to January 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate. The Company has recorded impairment charges in 2002, 2003 and 2004. See note 11(f).

        (k)   Pension and non-pension post-employment benefits:

    The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages of employees and expected health care costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. Actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year are amortized over the average remaining service period of active employees. Plan assets and the accrued benefit obligations are measured at December 31. The average remaining service period of active employees covered by the pension plans is 12 years for 2003 and 11 years for 2004. The average remaining service period of active employees covered by the other post-employment benefit plans is 22 years for 2003 and 19 years for 2004. Curtailment gains or losses may arise from significant changes to a plan. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs. Pension assets are recorded as Other assets and pension liabilities are recorded as Accrued pension and post-employment benefits.

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

    The Company records an income tax expense or recovery based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining its income tax provisions. A change to these estimates could impact the income tax provision and net loss.

        (n)   Foreign currency translation and hedging:

    (i)
    Foreign currency translation:

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

    (ii)
    Hedging:

    (a)
    Foreign currency:

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

      Gains and losses on hedges of firm commitments are included in the cost of the hedged transaction when they occur. Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. Foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts are accrued on the balance sheet as current assets or current liabilities and are recognized currently in the income statement, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. The forward premium or discount is amortized over the term of the forward contract. Gains and losses on hedged forecasted transactions are recognized in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

      In certain circumstances, the Company does not designate forward contracts as hedges and therefore marks these contracts to market each period with the resulting gain or loss recognized in the income statement.

      (b)
      Interest rate swap:

      In connection with the issuance of its $500.0 principal amount of Senior Subordinated Notes (Notes) in June 2004, the Company entered into interest rate swap agreements to hedge the fair value of the Senior Subordinated Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements are effective June 2004 and mature July 2011.

      Payments or receipts under the swap agreements are recognized as adjustments to interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2004 was an unrealized gain of $19.8.

        (o)   Research and development:

    The Company incurs costs relating to research and development activities which are expensed as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2004 were $15.6 (2003 — $24.0; 2002 — $18.2). No amounts have been capitalized.

        (p)   Restructuring charges:

    The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which the Company adopted effective January 1, 2003. These standards require the Company to prospectively record restructuring charges only when the liability is incurred and can be measured at fair value. Prior to 2003, the Company recorded the restructuring charges when the detailed plans were approved and committed to by management. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income and the net recoverable amount of equipment to be disposed of. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

        (q)   Stock-based compensation and other stock-based payments:

    During 2003, the Company adopted the revised CICA Handbook Section 3870, "Stock-based Compensation," which requires that a fair-value method of accounting be applied to all stock-based compensation payments for both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, has recorded compensation expense starting in 2003. Prior to January 1, 2003, the Company accounted for its employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma net loss and per share information as if the Company had accounted for employee stock options under the fair-value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma net loss and per share information.

    The estimated fair value of the options is amortized to expense over the vesting period of 3 to 4 years, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2002	2003	2004
Risk-free rate	5.1%	3.9%	3.1%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70%	70%	56% - 70%
Expected option life (in years)	5.0	4.3	3.5 - 5.5
Weighted-average grant date fair values of options issued	$12.02	$7.84	$9.66

    For the year ended December 31, 2004, the Company expensed $7.6 relating to the fair value of options granted in 2004 and 2003. For the year ended December 31, 2003, the Company expensed $0.3 relating to the fair value of options granted in 2003.

    The pro forma disclosure relating to options granted in 2002 is as follows:

	Year ended December 31
	2002	2003	2004
Net loss as reported	$(455.4)	$(266.7)	$(854.1)
Deduct: Stock-based compensation costs using fair-value method	(2.2)	(9.6)	(7.9)

Pro forma net loss	$(457.6)	$(276.3)	$(862.0)

Loss per share:
Basic — as reported	$(1.98)	$(1.23)	$(3.85)
Basic — pro forma	$(1.99)	$(1.28)	$(3.88)
Diluted — as reported	$(1.98)	$(1.23)	$(3.85)
Diluted — pro forma	$(1.99)	$(1.28)	$(3.88)

    During 2003 and 2004, the Company granted restricted and performance share units to its employees and amortized its cost to expense over the vesting period, on a straight-line basis.

    See note 9(c) for a description of the stock option plans.

        (r)   Changes in accounting policies:

    (i)
    Asset retirement obligations:

    Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. This standard is effective on a retroactive basis with restatement of prior periods. On January 1, 2004, the Company recorded a liability of $4.0 for the estimated costs of retiring leasehold improvements at the maturity of the facility leases. The Company also capitalized asset retirement costs of $1.8 on January 1, 2004. The impact of the amortization expense and accretion charges from the date the Company incurred the obligations through to January 1, 2004, the effective date of this standard, totals $2.2. The Company recorded a charge to the December 31, 2001 deficit of $0.6 for the cumulative accretion and amortization. The impact of the accretion and amortization charges to cost of sales and net loss for the year ended December 31, 2003 was $0.9 (2002 — $0.7). The facility leases expire between 2005 and 2013. At December 31, 2004, the amount of the estimated undiscounted cash flows to settle this liability is $10.2. The Company used a weighted average discount rate of 8.5% in calculating the liability.

    The following table details the changes in the leasehold retirement liability:

	2002	2003	2004
January 1	$2.6	$3.7	$4.0
New obligations, net of adjustments	0.8	—	0.2
Assumed on acquisition of MSL	—	—	1.3
Accretion charges recorded in cost of sales	0.3	0.3	0.4

December 31	$3.7	$4.0	$5.9

    The adjustment to the leasehold assets in respect of asset retirement costs is amortized into expense over the remaining life of the leases, on a straight-line basis. For the year ended December 31, 2004, amortization expense of $0.5 was recorded in Cost of sales (2003 — $0.6; 2002 — $0.4).

    The basic and diluted loss per share for 2003 have changed from $(1.22) to $(1.23) as a result of adopting this change retroactively.

    (ii)
    Liabilities and equity:

    Effective December 31, 2004, the Company early adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." The revised standard, which is effective for 2005, requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Any securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or the equivalent value of its own equity instruments will no longer be presented as equity. The standard is effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, the Company reclassified the principal component of its convertible debt (LYONs) as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to the statement of loss. The option component of the LYONs continues to be accounted for as an equity instrument.

    Upon adoption of this standard, the Company:

      (a)
      reclassified $124.1 and $210.5 of LYONs from equity to debt at December 31, 2004 and 2003, respectively;

      (b)
      reclassified $1.3 and $2.8 of deferred financing costs from equity to other assets at December 31, 2004 and 2003, respectively;

      (c)
      reduced deferred income tax assets and equity by $1.9 at December 31, 2004 and 2003;

      (d)
      recorded a charge of $1.0 to opening deficit at January 1, 2002, representing the cumulative amount of amortization of deferred financing costs, net of tax, and reclassified LYONs, deferred financing costs and deferred income tax assets totaling $266.0 from equity as at January 1, 2002;

      (e)
      recorded accretion charges, amortization of deferred financing costs and the related tax effect in the statement of loss in the amounts of $12.0, $16.1 and $17.8, net of tax, for the years ended December 31, 2004, 2003 and 2002, respectively; and

      (f)
      reclassified gain on the repurchase of LYONs and related tax effect from equity to other charges and tax expense in the amounts of $22.0, $16.1 and $8.3, net of tax, for the years ended December 31, 2004, 2003 and 2002, respectively.

    The net impact on net loss was a gain of $10.0, nil and expense of $9.5 for the years ended December 31, 2004, 2003 and 2002, respectively. There was no impact to basic or diluted loss per share for 2003 and prior years as a result of adopting this change retroactively.

        (s)   Recently issued accounting pronouncements:

    (i)
    Hedging relationships:

    In November 2001, the CICA issued Accounting Guideline AcG-13, "Hedging Relationships," and later amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company determined that all of its hedge agreements qualified for hedge accounting under the new guidelines.

    (ii)
    Consolidation of variable interest entities:

    In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" (VIEs). VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and what entity, if any, should consolidate the VIE for financial reporting purposes. The guideline is effective on January 1, 2005 on a retroactive basis except that restatement is not required. The adoption of this standard is not expected to have any impact on the consolidated financial statements as the Company is not associated with any VIEs.

    (iii)
    Generally accepted accounting principles:

    In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for 2004. The adoption of this standard did not have a material impact on the consolidated financial statements.

    (iv)
    Revenue recognition:

    In December 2003, the Emerging Issues Committee released EIC-141, "Revenue Recognition," and EIC-142, "Revenue Arrangements with Multiple Deliverables," which are effective on a prospective basis for 2004. EIC-141 incorporates the principles and guidance under U.S. GAAP and EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The adoption of these standards did not have a material impact on the consolidated financial statements.

    (v)
    Vendor rebates:

    In January 2005, the CICA amended EIC-144, "Accounting by a customer (including a reseller) for certain consideration received from a vendor." The consensus is effective retroactively for periods commencing on or after February 15, 2005. The consensus requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable. Otherwise, the rebates would be recognized as purchasing milestones are achieved. The Company is assessing the impact of the new consensus but does not expect it to have a material impact on the consolidated financial statements.

    (vi)
    Financial instruments:

    In January 2005, the CICA issued Section 3855, "Financial Instruments — Recognition and Measurement," Section 1530, "Comprehensive Income," and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be maintained. The Company is assessing the impact of the new standards.

3.     ACQUISITIONS AND DIVESTITURES:

        (i)    Business combination:

    On March 12, 2004, the Company acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in the United States. This acquisition provided the Company with an expanded customer base and service offerings, and supported the Company's strategy of diversifying its end-markets. MSL's customers came from diverse industries including industrial, commercial avionics, automotive, retail systems, medical, communications and network storage, and peripherals.

    The purchase price of $321.2 was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash. The value of the shares was determined based on the average market price of the shares over the 2-day period before and after the date the terms of the acquisition were agreed to and announced. The fair value of the options and warrants was estimated using the Black-Scholes option pricing model assuming a risk-free rate of 1.9%, a dividend yield of 0.0%, volatility factors of 62% to 68% and a range of expected option lives, generally three years or less.

    Details of the net assets acquired, at estimated fair value, are as follows:

Current assets	$277.1
Capital assets	59.1
Other long-term assets	6.6
Goodwill	224.4
Customer intangibles	35.0
Other liabilities assumed	(213.0)
Deferred taxes	(27.0)
Long-term debt assumed	(41.0)

Net assets acquired	$321.2

Financed by:
Cash	$51.6
Issuance of shares	245.5
Issuance of options	15.2
Issuance of warrants (see note 9(d))	8.9

$321.2

    The goodwill recorded for MSL is not tax deductible.

    In connection with the MSL acquisition, the Company determined that it would consolidate some of the acquired MSL facilities, including a workforce reduction. The Company has recorded the liability for the restructuring costs as part of the purchase price.

    The planned actions include employee termination and lease exit costs in all geographies. The Company expects to complete the major components of the restructuring within one year from the acquisition date, with the exception of long-term lease and contractual obligations, which will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand.

    The following table details the activity through the restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)

December 31, 2004	$13.3	$6.3	$1.0	$20.6

    The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

        (ii)   Asset acquisition:

    In April 2004, the Company acquired certain assets located in the Philippines from NEC Corporation. The final cash purchase price was determined to be $8.1.

        (iii)  Divestiture:

    In September 2004, the Company sold certain assets relating to its power operations for a cash selling price of $52.8. The Company reported a gain on sale of $12.0 which was recorded in Other charges (see note 11(g)). $2.0 of the proceeds is held in escrow and will be released on completion of certain closing procedures. The Company has signed a multi-year agreement to supply manufacturing services to the purchaser. The sale has not been treated as a discontinued operation due to the Company's continuing involvement as a manufacturer for the purchaser.

    As part of the sales agreement, the Company has provided routine indemnities which management believes will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

  Integration costs related to acquisitions:

  The Company incurs integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.     CAPITAL ASSETS:

	2003
	Cost	Accumulated Amortization	Net Book Value
Land	$68.3	$—	$68.3
Buildings	226.8	35.1	191.7
Buildings/leasehold improvements	90.6	53.4	37.2
Office equipment	96.2	58.7	37.5
Machinery and equipment	583.7	343.8	239.9
Software	221.7	114.9	106.8

	$1,287.3	$605.9	$681.4

	2004
	Cost	Accumulated Amortization	Net Book Value
Land	$54.2	$—	$54.2
Buildings	225.7	50.3	175.4
Buildings/leasehold improvements	100.4	59.8	40.6
Office equipment	105.2	73.9	31.3
Machinery and equipment	626.2	428.6	197.6
Software	229.9	159.7	70.2

	$1,341.6	$772.3	$569.3

  As of December 31, 2004, assets included $35.9 (2003 — $30.2) representing assets available-for-sale, primarily land and buildings in Europe (46%) and Asia (48%), as a result of the restructuring actions implemented by the Company. The Company has programs underway to sell these assets.

  Capital assets include $33.6 (2003 — $22.5) of assets under capital lease and accumulated amortization of $17.2 (2003 — $11.1) related thereto.

  Depreciation and rental expense for the year ended December 31, 2004 was $170.5 (2003 — $172.0; 2002 — $212.8) and $80.6 (2003 — $107.0; 2002 — $117.3), respectively.

5.     GOODWILL FROM BUSINESS COMBINATIONS AND INTANGIBLE ASSETS:

  Goodwill from business combinations:

  The following table details the changes in goodwill by reporting segment:

	Americas	Europe	Asia	Total
Balance December 31, 2002 and 2003 (a)	$115.7	$—	$832.3	$948.0
Acquisitions (b)	111.6	72.2	40.6	224.4
Divestitures (c)	(11.5)	—	—	(11.5)
Impairment (d)	(215.8)	(72.2)	—	(288.0)

Balance December 31, 2004	$—	$—	$872.9	$872.9

  (a)
  During the fourth quarter of 2003, the Company performed its annual goodwill impairment test for its identified reporting units (Americas, Europe and Asia) and determined there was no impairment for 2003 as the reporting unit fair values exceeded carrying values.

  (b)
  Goodwill increased during 2004 due to the acquisition of MSL. See note 3(i).

  (c)
  In September 2004, the Company sold certain assets including goodwill of $11.5 relating to its power operation. See note 3(iii).

  (d)
  During the fourth quarter of 2004, the Company performed its annual goodwill impairment test for its identified reporting units representing the Company's operational structure (Americas, Europe and Asia). The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. When the Company finalized its 2005 business plan in the fourth quarter, and made certain determinations with respect to its restructuring plans and the continued transfer of major customer programs from higher-cost to lower-cost geographies, a comparison of the estimated fair value to the respective reporting unit carrying value indicated a goodwill impairment in the Americas and Europe reporting units. The planned transfer of certain programs and additional restructuring actions had a significant impact on the forecasted revenue of facilities in these reporting units. In measuring the goodwill impairment for these reporting units, the Company used a discounted cash flow model assuming discount rates of 13% to 15% and long-term annual growth rates of 2% to 4%. The Company recorded a goodwill impairment charge of $288.0. See note 11(e).

  Intangible assets:

	2003
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$129.3	$99.3	$30.0
Other intangible assets	165.6	57.7	107.9

	$294.9	$157.0	$137.9

	2004
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$129.3	$115.5	$13.8
Other intangible assets	200.6	109.9	90.7

	$329.9	$225.4	$104.5

  The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Total
Balance December 31, 2002	$75.6	$136.3	$211.9
Amortization	(27.4)	(21.1)	(48.5)
Post-closing adjustment	—	(0.2)	(0.2)
Impairment (i)	(18.2)	(7.1)	(25.3)

Balance December 31, 2003	30.0	107.9	137.9
Amortization	(10.8)	(23.8)	(34.6)
Acquisitions (ii)	—	35.0	35.0
Impairment (i)	(5.4)	(28.4)	(33.8)

Balance December 31, 2004	$13.8	$90.7	$104.5

  (i)
  As the Company finalized its 2004 plan and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2003, the Company recorded an impairment charge totaling $25.3 to write-down intellectual property and other intangible assets in Europe. Europe's restructuring plans and program transfers had a significant impact on forecasted revenue for Europe. This reduced the future net cash flows for many sites in Europe, which impaired the recoverability of long-lived assets, including certain intellectual property and customer relationship assets. The impairment was measured as the excess of the carrying amount over the fair value of these assets determined on a discounted cash flow basis. See note 11(f).

    As the Company finalized its 2005 plan and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2004, the Company recorded an impairment charge totaling $33.8 to write-down intellectual property and other intangible assets primarily in the Americas. This included an impairment charge of $3.1 under restructuring (see note 11(d)) and $30.7 under long-lived asset impairment (see note 11(f)). The Americas' restructuring plans and program transfers had a significant impact on forecasted revenue for the Americas. This reduced the future net cash flows for a number of sites in the Americas, which impaired the recoverability of long-lived assets, including certain intellectual property and customer relationship assets. The impairment was measured as the excess of the carrying amount over the fair value of these assets determined on a discounted cash flow basis.

  (ii)
  Intangible assets increased during 2004 due to acquisitions. See note 3(i).

  Amortization expense is as follows:

	Year ended December 31
	2002	2003	2004
Amortization of intellectual property	$72.0	$27.4	$10.8
Amortization of other intangible assets	23.9	21.1	23.8

	$95.9	$48.5	$34.6

  The Company estimates its future amortization expense as follows, based on existing intangible asset balances:

2005	$27.4
2006	24.9
2007	18.5
2008	16.0
2009	8.4
Thereafter	9.3

6.     OTHER ASSETS:

	2003	2004
Deferred income taxes (note 12)	$260.9	$23.7
Deferred pension (note 14)	55.0	57.7
Commodity taxes recoverable	14.6	15.6
Deferred financing fees	5.9	14.6
Other	3.6	8.2

	$340.0	$119.8

  Amortization of deferred financing costs for the year ended December 31, 2004 was $2.6 (2003 — $2.1; 2002 — $2.7).

7.     LONG-TERM DEBT:

	2003	2004
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	—	500.0
Capital lease obligations	3.4	3.4

	3.4	503.4
Less current portion	2.7	2.6

	$0.7	$500.8

  (a)
  In June 2004, the Company amended its 364-day credit facility from $250.0 to $600.0 and extended the maturity from October 2004 to June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the year ended December 31, 2004 were $5.9. Concurrently with this amendment, the Company elected to terminate its $500.0 four-year revolving term credit facility and expensed related deferred financing fees of $1.6.

    The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require the Company to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at December 31, 2004, the Company is limited to approximately $570 of available debt incurrence. The available debt incurrence under the facility has been reduced by outstanding letters of credit totaling $61.1. The Company was in compliance with all covenants at December 31, 2004.

  (b)
  In June 2004, the Company issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. The Company received gross proceeds of $500.0 and incurred $12.0, pre-tax, in underwriting commissions and expenses which has been deferred and is being amortized over the term of the debt. A portion of the proceeds was used in the second quarter of 2004 to repurchase LYONs. The Notes are unsecured and are subordinated in right of payment to all senior debt of the Company. The Notes may be redeemed on July 1, 2008 or later at various premiums above face value.

    In connection with the Notes offering, the Company entered into agreements which swap the fixed interest rate on the Notes with a variable interest rate based on LIBOR plus a margin. The average interest rate on the Notes was 4.92% for the year. See note 2(n)(ii).

  As at December 31, 2004, principal repayments due within each of the next five years on all long-term debt are as follows:

2005	$2.6
2006	0.8
2007	—
2008	—
2009	—
Thereafter	500.0

8.     CONVERTIBLE DEBT:

  During the year, the Company early adopted the changes in accounting for Liquid Yield Option™ Notes (LYONs). See note 2(r)(ii).

  In August 2000, Celestica issued LYONs with a principal amount at maturity of $1,813.6, payable August 1, 2020. The Company received gross proceeds of $862.9 and incurred $12.5 in underwriting commissions, net of tax of $6.9. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

  The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010, and August 1, 2015, and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). As a result of the August 2, 2005 holders option, the Company has classified the principal portion of the LYONs as a current liability at the end of 2004. The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares, or any combination thereof.

  Pursuant to Canadian GAAP, the LYONs are bifurcated into a principal component and an option component. The principal component is recorded as debt and the option component is recorded as equity. The principal component is accreted over the 20-year term through periodic charges to expense.

  During 2004, the Company paid $299.7 (2003 — $223.5) to repurchase LYONs with a principal amount at maturity of $540.3 (2003 — $435.9). The loss on the repurchase of LYONs is apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recognized a loss on the option component which is recorded in retained earnings and a gain on the principal component which is recorded in Other charges. See note 11(j).

  At December 31, 2004, the Company has outstanding LYONs with a principal amount at maturity of $614.4 payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $352.0. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof.

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

        (b)   Issued and outstanding:

Number of Shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares	Total Subordinate and Multiple Voting Shares Outstanding	Warrants	Shares to be issued
Balance December 31, 2002	189.5	39.1	228.6	—	0.5
Repurchase of shares (i)	(20.6)	—	(20.6)	—	—
Other share issuances (ii)	0.9	—	0.9	—	—

Balance December 31, 2003	169.8	39.1	208.9	—	0.5
Acquisitions (iii)	14.1	—	14.1	1.1	—
Other share issuances (iv)	2.0	—	2.0	—	—

Balance December 31, 2004	185.9	39.1	225.0	1.1	0.5

Amount	Subordinate Voting Shares	Multiple Voting Shares	Shares to be issued	Total Subordinate and Multiple Voting Shares Outstanding	Warrants
Balance December 31, 2002	$3,525.9	$138.8	$5.9	$3,670.6	$—
Repurchase of shares (i)	(380.1)	—	—	(380.1)	—
Other share issuances (ii)	7.3	—	—	7.3	—

Balance December 31, 2003	3,153.1	138.8	5.9	3,297.8	—
Acquisitions (iii)	245.5	—	—	245.5	8.9
Other share issuances (iv)	15.8	—	—	15.8	—

Balance December 31, 2004	$3,414.4	$138.8	$5.9	$3,559.1	$8.9

          2003 Capital Transactions:

    (i)
    During 2003, the Company repurchased a total of 20.6 million subordinate voting shares under its two Normal Course Issuer Bids (NCIB), at a weighted average price of $13.35 per share. The second NCIB expired in 2004 with no additional repurchases.

    (ii)
    During 2003, the Company issued 0.9 million subordinate voting shares, primarily as a result of the exercise of employee stock options, for $5.1, and other employee share issuances for $1.9. The Company also recorded a tax benefit of $0.3.

          2004 Capital Transactions:

    (iii)
    In March 2004, the Company completed the acquisition of MSL and issued 14.1 million subordinate voting shares and issued warrants to purchase 1.1 million subordinate voting shares. See note 3(i).

    (iv)
    During 2004, the Company issued 2.0 million subordinate voting shares, primarily as a result of the exercise of employee stock options for $14.6, and other employee share issuances for $1.2.

        (c)   Stock option plans:

    (i)
    Long-Term Incentive Plan (LTIP):

    Under the LTIP, the Company may grant stock options, performance options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 29.0 million subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value on the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from the grant date.

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

    Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	23.9	$31.67
Granted	3.9	$19.93
Exercised	(0.9)	$7.42
Cancelled	(0.8)	$41.49

Outstanding at December 31, 2002	26.1	$30.51
Granted	0.4	$13.85
Exercised	(0.9)	$5.59
Cancelled	(2.8)	$35.42

Outstanding at December 31, 2003	22.8	$30.88
Issued on acquisition of MSL and granted in the year	7.7	$16.96
Exercised	(2.0)	$7.30
Cancelled	(2.8)	$30.71

Outstanding at December 31, 2004	25.7	$27.92

Shares reserved for issuance upon exercise of stock options or awards (in millions)	32.9

    The following options were outstanding as at December 31, 2004:

Plan	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Life
		(in millions)		(in millions)		(years)
ESPO	$ 5.00 - $ 7.50	2.5	$5.32	2.5	$5.32	3.5
LTIP	$ 8.75 - $13.10	0.6	$9.54	0.5	$9.30	3.8
	$13.25 - $19.90	8.6	$17.02	3.7	$17.15	7.5
	$20.06 - $25.75	0.5	$23.21	0.5	$23.25	4.3
	$30.23 - $44.23	7.8	$40.51	7.8	$40.53	5.0
	$45.63 - $63.44	3.2	$54.78	3.2	$54.78	4.7
	$69.25 - $84.00	0.2	$73.91	0.2	$73.91	5.2
MSL	$ 8.37 - $13.33	0.7	$12.50	0.7	$12.50	6.8
	$13.47 - $17.67	0.5	$14.35	0.5	$14.35	7.3
	$18.67 - $21.83	0.3	$20.71	0.3	$20.71	6.1
	$27.83 - $78.00	0.2	$40.07	0.2	$40.07	5.0
Other	$ 0.93 - $13.31	0.6	$5.39	0.6	$5.39	1.8

		25.7		20.7

  (iii)
  Restricted share units and performance share units:

    During 2003 and 2004, the Company granted restricted share units (RSUs) and performance share units (PSUs) as part of its LTIP. These grants entitle the holder to receive one subordinate voting share or, at the discretion of the Company, the cash equivalent of the market value of a share at the date of vesting. The grant date fair value of RSUs and PSUs are amortized to expense over the vesting period on a straight-line basis. The weighted-average grant date fair value of these share units for 2004 is $15.48. A total of $4.1 has been recognized in selling, general and administrative expenses in 2004 for RSUs and PSUs.

    The RSUs completely vest at the end of the term, generally 3 years. As at December 31, 2004, there were 1.4 million RSUs awarded and outstanding of which none were vested. The PSUs vest at the end of the term, generally 3 years, to the extent that performance conditions have been met. As at December 31, 2004, 0.8 million PSUs were awarded and outstanding of which none were vested.

        (d)   Warrants:

    In connection with the MSL acquisition, the Company issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series A warrants are fully vested and exercisable at any time through March 14, 2007 at an exercise price of $18.72 per share. The Series B warrants are fully vested and exercisable at any time through July 3, 2008 at an exercise price of $16.73 per share. The Company has the right to require the holders of both Series A and Series B warrants to exercise their warrants if the Company's subordinate voting shares trade at 175% of the exercise price of the warrants during a specified period.

10.   LOSS PER SHARE AND WEIGHTED AVERAGE SHARES OUTSTANDING:

  The Company follows the treasury stock method for calculating diluted earnings per share. The diluted per share calculation includes employee stock options, warrants and the conversion of convertible debt instruments, if dilutive.

  The following table sets forth the calculation of basic and diluted loss per share:

	Year ended December 31
	2002	2003	2004
Numerator:
Net loss attributable to common shareholders	$(455.4)	$(266.7)	$(854.1)
Denominator (in millions):
Weighted average shares — basic	229.8	216.5	222.1
Effect of dilutive securities:(1)
Employee stock options and warrants	—	—	—
Convertible debt	—	—	—

Weighted average shares — diluted	229.8	216.5	222.1
Loss per share:
Basic	$(1.98)	$(1.23)	$(3.85)
Diluted	$(1.98)	$(1.23)	$(3.85)

  (1)
  Excludes the effect of all options, warrants, and convertible debt as they are anti-dilutive due to the loss reported in the year.

11.   OTHER CHARGES:

	Year ended December 31
	2002	2003	2004
2001 restructuring (a)	$1.9	$7.9	$1.6
2002 restructuring (b)	383.5	15.7	3.0
2003 restructuring (c)	—	71.3	2.0
2004 restructuring (d)	—	—	147.1

Total restructuring	385.4	94.9	153.7
Goodwill impairment (e)	203.7	—	288.0
Long-lived asset impairment (f)	81.7	82.8	99.3
Gain on sale of assets (g)	—	—	(12.0)
Deferred financing costs and debt redemption fees (h)	9.6	1.3	1.6
Other (i)	—	—	116.8
Gain on repurchase of convertible debt (j)	(12.1)	(23.8)	(32.9)
Gain on sale of surplus land and building	(2.6)	(3.6)	(11.3)

Other charges	665.7	151.6	603.2
Inventory write-down related to one customer and the exiting of certain businesses, recorded in cost of sales (i) and (k) (i) and (k)	—	—	61.2

Total	$665.7	$151.6	$664.4

  (a)
  2001 restructuring:

    In 2001, the Company announced its restructuring plan in response to the weak end-markets. Weak end-market conditions in the computing and communications industries resulted in customers in those segments rescheduling and canceling orders, directly impacting the Company's operations.

    The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand.

    The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	—	32.1	—	32.1	95.9	238.9
Cash payments	—	(14.1)	—	(14.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	—	25.9	—	25.9	95.9	246.8
Cash payments	—	(5.9)	—	(5.9)	—	—
Adjustments	—	1.6	—	1.6	—	1.6

December 31, 2004	$—	$21.6	$—	$21.6	$95.9	$248.4

    The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

  (b)
  2002 restructuring:

    In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, the Company announced a second restructuring plan in July 2002. The weak demand for the Company's manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe.

    These restructuring actions were focused on consolidating facilities, reducing the workforce and transferring programs to lower-cost geographies. A total of 6,400 employees have been terminated as of December 31, 2004, as the Company executed its 2002 planned employee actions. Approximately 80% of the employee terminations were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $7.4 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $16.2 to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

    The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, machinery and equipment, the asset impairments also related to intellectual property and other intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $(10.8). This recovery was primarily due to amendments of its 2002 restructuring plans in 2003; as a result of customer requirements, certain assets no longer qualified as available-for-sale and resulted in a $13.0 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $17.1 related to these capital assets that were classified as available-for-sale.

    The Company had completed the major components of its 2002 restructuring plan by the end of December 2004, except for certain long-term lease and other contractual obligations which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand.

    The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2002	$—	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	—	—

December 31, 2002	87.1	50.0	7.8	144.9	194.5	383.5
Cash payments	(83.4)	(30.0)	(7.8)	(121.2)	—	—
Adjustments	7.4	16.2	2.9	26.5	(10.8)	15.7

December 31, 2003	11.1	36.2	2.9	50.2	183.7	399.2
Cash payments	(11.8)	(21.6)	(3.2)	(36.6)	—	—
Adjustments	0.7	0.6	0.3	1.6	1.4	3.0

December 31, 2004	$—	$15.2	$—	$15.2	$185.1	$402.2

    The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

  (c)
  2003 restructuring:

    In January 2003, the Company announced that it would further reduce its manufacturing capacity. The restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. Approximately 280 employees have been terminated as of December 31, 2004 with the balance expected to be paid out by the end of the third quarter of 2005. Included in the negotiated termination costs are payments to regulatory agencies, in accordance with local labour legislation, which are expected to be paid out through 2007. Cash outlays are funded from cash on hand.

    The non-cash charge for asset impairment of $8.5 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

    The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	32.8	—	—	32.8	8.5	71.3
Cash payments	(19.0)	—	—	(19.0)	—	—
Adjustments	2.0	—	—	2.0	—	2.0

December 31, 2004	$15.8	$—	$—	$15.8	$8.5	$73.3

    The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

  (d)
  2004 restructuring:

    In January and April 2004, the Company announced plans to further restructure its operations to better align capacity with customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions. As of December 31, 2004, termination announcements were made to approximately 4,600 employees, consisting of executive, manufacturing and plant employees. Approximately 3,700 employees have been terminated as of December 31, 2004. Approximately 55% of the employee terminations were in the Americas, 35% in Asia and 10% in Europe.

    Included in the 2004 restructuring costs is $7.5 related to the disposition of certain assets of the power operations.

    In 2004, the Company recorded a non-cash charge of $33.9 to write-down certain long-lived assets, primarily in Asia (55%) and the Americas (40%), which became impaired due to facility consolidations. In addition to buildings and leasehold improvements, and machinery and equipment, the asset impairments also related to an intellectual property write-down of $3.1 in the Americas.

    The Company expects to complete these restructuring actions by early 2005. Cash outlays are funded from cash on hand.

    The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(79.8)	(4.5)	(0.9)	(85.2)	—	—

December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$147.1

    The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

          Restructuring summary:

    As part of the Company's plans to better align its capacity, the Company expected to incur restructuring charges of between $175.0 and $200.0 to be recorded throughout 2004 and into the first quarter of 2005. As of December 31, 2004, the Company has recorded restructuring charges of $153.7 relating to these plans.

  (e)
  Goodwill impairment:

    In 2004, the Company recorded a non-cash charge of $288.0 in connection with its annual impairment assessment. See note 5(d).

    In 2003, the Company conducted its annual impairment assessment and determined there was no goodwill impairment.

    In 2002, the Company recorded a non-cash charge of $203.7 in connection with its annual impairment assessment. See note 5(a).

  (f)
  Long-lived asset impairment:

    Absent any triggering factors during the year, the Company conducts its annual review of long-lived assets in the fourth quarter of each year to correspond with its planning cycle. In the course of finalizing its annual business plans, the Company made certain decisions regarding its restructuring plans and the transfer of major customer programs from higher-cost to lower-cost geographies. These actions significantly impacted forecasted revenue and have reduced the forecasted net cash flows for certain sites, resulting in impairment when compared to the carrying value of the assets.

    In 2004, the Company recorded a non-cash charge of $99.3, relating to the Americas (75%) and Europe (25%). The Company wrote down $30.7 of intangible assets, primarily customer relationships and contract intangibles and recorded an impairment of $68.6 against capital assets. See note 5(i).

    In 2003, the Company recorded a non-cash charge of $82.8, relating primarily to the Americas (41%) and Europe (59%). The Company wrote down $25.3 of intangible assets and recorded an impairment of $57.5 against capital assets. See note 5(i).

    In 2002, the Company recorded a non-cash charge of $81.7, relating primarily to the Americas (48%) and Europe (44%). The Company wrote down $69.0 of intangible assets and recorded an impairment of $12.7 against capital assets.

  (g)
  Gain on sale of assets:

    In 2004, the Company sold certain assets relating to its power operations. See note 3(iii).

  (h)
  Deferred financing costs and debt redemption fees:

    In June 2004, the Company cancelled one of its credit facilities and expensed related deferred financing costs of $1.6. See note 7(a).

    In October 2003, the Company amended its credit facilities and expensed deferred financing costs totaling $1.3 related to the original facilities.

    In August 2002, the Company paid a premium associated with the redemption of the 2006 Senior Subordinated Notes and expensed related deferred financing costs totaling $9.6.

  (i)
  Other:

    In the normal course of operations, the Company adjusts its allowance for doubtful accounts for specific customer risks and credit factors. One of the Company's customers has experienced a significant deterioration in its financial condition. Although the customer is attempting to recapitalize, there can be no assurances that it will be successful. As a result, the Company has determined that an additional provision is required to reflect estimated recoverable amounts for accounts and notes receivable, inventory and non-cancelable purchase orders. In determining the incremental charges of $116.8 and $44.6 recorded in the fourth quarter and included in Other charges and Cost of sales, respectively, management assessed a variety of outcomes and determined its best estimate of the net recoverable amount to be $20.8. If the financial condition affecting that customer or management's estimates of the customer's cash flows change in future reporting periods, there could be further impairment or a recovery of amounts previously written down.

  (j)
  Gain on repurchase of convertible debt:

    The Company has repurchased LYONs during the past three years and recognized gains and losses which have been apportioned between the principal and option components. The Company has recognized a gain on the principal component which is recorded in Other charges. The losses apportioned to the option component have been recorded, net of tax in retained earnings. See notes 2(r)(ii) and 8.

  (k)
  Inventory write-down relating to exiting businesses, recorded in cost of sales:

    In 2004, the Company decided to restructure and exit certain product offerings resulting in a write-down of the related inventory of $16.6.

12.   INCOME TAXES:

	Year ended December 31
	2002	2003	2004
Loss before income tax:
Canadian operations	$(206.7)	$(49.8)	$(165.3)
Foreign operations	(347.0)	(183.4)	(436.6)

	$(553.7)	$(233.2)	$(601.9)

Current income tax expense (recovery):
Canadian operations	$(0.8)	$4.5	$10.9
Foreign operations	21.2	9.2	6.7

	$20.4	$13.7	$17.6

Deferred income tax expense (recovery):
Canadian operations	$(26.1)	$(18.1)	$(13.7)
Foreign operations	(92.6)	37.9	248.3

	$(118.7)	$19.8	$234.6

  The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2002	2003	2004
Combined Canadian federal and provincial income tax rate	38.6%	36.6%	36.1%
Income tax recovery based on loss before income taxes at statutory rate	$(213.7)	$(85.4)	$(217.3)
Increase (decrease) resulting from:
Manufacturing and processing deduction	5.8	1.6	1.4
Foreign (income) losses taxed at lower rates	(19.2)	(6.7)	34.6
Amortization and write-down of non-deductible goodwill and intangible assets	44.2	1.0	102.9
Other non-deductible items	8.0	14.3	3.1
Change in valuation allowance	76.6	108.7	327.5

Income tax expense (recovery)	$(98.3)	$33.5	$252.2

  Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following as at December 31, 2003 and 2004:

	2003	2004
Deferred income tax assets:
Income tax effect of operating losses carried forward	$256.9	$377.6
Accounting provisions not currently deductible	54.8	94.4
Capital, intangible and other assets	69.8	70.5
Share issue and debt issue costs	5.0	8.4
Restructuring accruals	39.1	27.5

	425.6	578.4
Valuation allowance	(185.3)	(545.7)

Total deferred income tax assets	240.3	32.7

Deferred income tax liabilities:
Deferred pension asset	(16.5)	(12.9)
Other	(1.3)	(18.3)

Total deferred income tax liabilities	(17.8)	(31.2)

Deferred income tax asset, net	$222.5	$1.5

  In certain jurisdictions, the Company currently has significant operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $545.7 is required in respect of its deferred income tax assets as at December 31, 2004 (2003 — $185.3).

  Included in the 2004 valuation allowance of $545.7 is a charge of $248.2 relating to establishing valuation allowance for most of the remaining deferred income tax assets in the United States and Europe. The Company expects to record a full valuation allowance on future deferred income tax assets arising in these jurisdictions until a sustainable level of taxable income is reached. In previous reporting periods, the Company provided valuation allowances for future tax benefits resulting from net operating loss carryforwards and for certain other deductible temporary differences where it believed future realizability was in doubt. The Company had believed it was more likely than not that the remaining net deferred income tax assets would be realized principally based upon forecasted taxable income, generally within the net operating loss carryforward period. During the fourth quarter, in the course of finalizing its 2005 business plan, the Company identified significant developments which it considered in determining its valuation allowance, including the necessity for further restructuring actions to attain profitability and the continued transfer of major customer programs from higher-cost to lower-cost geographies.

  Also included in the 2004 valuation allowance is $51.1 attributable to the acquisition of MSL. Decreases in the MSL valuation allowance in future years will be recorded as adjustments to intangible assets.

  The Company believes it will generate sufficient future taxable income to realize the benefit of the net deferred income tax asset balance of $1.5 as at December 31, 2004.

  The aggregate amount of undistributed earnings of Celestica's foreign subsidiaries for which no deferred income tax liability has been recorded is approximately $717.3 as at December 31, 2004. Celestica intends to indefinitely re-invest income in these foreign subsidiaries.

  Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia, Thailand, Philippines and Singapore subsidiaries. The tax benefit arising from these incentives is approximately $26.9, or $0.12 diluted per share for 2004, $17.6, or $0.08 diluted per share for 2003 and $24.9, or $0.11 diluted per share for 2002. These tax incentives expire between 2006 and 2012, and are subject to certain conditions with which the Company expects to comply.

  As at December 31, 2004, the Company had operating loss carryforwards of $1,309.6. A summary of the operating loss carryforwards by year of expiry is as follows:

Year of Expiry	Amount
2005	$0.3
2006	0.9
2007	95.0
2008	90.4
2009	6.1
2010	122.2
2011-2024	649.0
Indefinite	345.7

$1,309.6

13.   RELATED PARTY TRANSACTIONS:

  In 2004, the Company expensed management-related fees of $0.7 (2003 — $1.4; 2002 — $2.2) charged by its parent company, based on the terms of a management agreement.

14.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

  The Company provides pension and non-pension post-employment benefit plans for its employees. Pension benefits include traditional pension plans, as well as supplemental pension plans. Some employees in Canada, Japan, the United Kingdom, and the Philippines participate in defined benefit plans. Defined contribution plans are offered to employees, mainly in Canada and the U.S.

  The Company provides non-pension post-employment benefits ("Other benefit plans") to retired and terminated employees in Canada, Italy, the U.S., France, Mexico and Thailand. These benefits include one-time retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

  The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. Contributions made by the Company to support ongoing plan obligations have been included in the deferred asset or liability accounts on the consolidated balance sheet. The most recent statutory pension actuarial valuations were completed as at April and December 2002. The measurement date used for the accounting valuation for pensions is December 31, 2004. The effective dates of the next pension actuarial valuations are April and December 2005.

  The Company's non-pension post-employment benefit plans are currently funded as benefits payments are incurred. The most recent actuarial valuation for non-pension post-employment benefits was completed in November 2004. The Company accrues the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. The measurement date used for the accounting valuation for non-pension post-employment benefits is December 31, 2004.

  Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 43%-52% investment in fixed income and 45%-53% investment in equities through mutual funds, and 3%-5% in real estate/other investments. The Company employs both active and passive investment approaches in its pension plan asset management strategy. The Company's pension funds are not invested directly in equities or derivative instruments. The Company's pension funds are not invested directly in the equity of Celestica or its affiliates, but may be invested indirectly as a result of the inclusion of Celestica and its affiliates' equities in certain market investment funds.

  The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2003	2004	2003	2004
Asset category:
Equities through mutual funds	$125.2	$146.9	49%	49%
Fixed income	120.7	139.6	47%	47%
Other	12.0	10.8	4%	4%

Total	$257.9	$297.3	100%	100%

  The following table provides a summary of the estimated financial position of the Company's pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2003	2004	2003	2004
Plan assets, beginning of year	$174.9	$257.9	$—	$—
Employer contributions	33.8	19.4	13.2	13.4
Actual return on assets	25.6	22.6	—	—
Voluntary employee contributions	1.2	1.1	0.2	0.2
Plan settlements	—	(9.2)	—	—
Benefits paid	(10.4)	(13.9)	(13.4)	(13.6)
Acquisitions/divestitures	—	1.1	—	—
Foreign currency exchange rate changes	32.8	18.3	—	—

Plan assets, end of year	$257.9	$297.3	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2003	2004	2003	2004
Projected benefit obligations (PBO), beginning of year	$250.5	$310.9	$65.4	$80.5
Service cost	7.3	6.9	9.8	11.5
Interest cost	14.6	16.8	3.3	3.4
Voluntary employee contributions	1.2	1.1	0.2	0.2
Actuarial losses	18.9	21.8	7.4	3.5
Plan amendments	(9.2)	—	(1.7)	—
Plan settlements	—	(9.2)	—	—
Effect of curtailments	(1.2)	2.4	(3.3)	(13.1)
Benefits paid	(10.4)	(13.9)	(13.4)	(13.6)
Acquisitions	—	0.8	—	1.1
Foreign currency exchange rate changes	39.2	22.3	12.8	4.3

Projected benefit obligations, end of year	$310.9	$359.9	$80.5	$77.8

Deficit of plan assets over projected benefit obligations	$(53.0)	$(62.6)	$(80.5)	$(77.8)
Unrecognized actuarial losses	95.6	108.7	14.6	13.4
Unrecognized net transition obligation and prior service cost	(8.8)	(5.0)	1.1	—

Deferred (accrued) pension cost	$33.8	$41.1	$(64.8)	$(64.4)

  The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2003 and 2004:

	2003			2004
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefits	$(21.2)	$(64.8)	$(86.0)	$(16.6)	$(64.4)	$(81.0)
Deferred pension assets (note 6)	55.0	—	55.0	57.7	—	57.7

	$33.8	$(64.8)	$(31.0)	$41.1	$(64.4)	$(23.3)

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2002	2003	2004	2002	2003	2004
Net periodic pension cost:
Service cost	$7.2	$7.3	$6.9	$9.7	$9.8	$11.5
Interest cost	12.5	14.6	16.8	2.5	3.3	3.4
Expected return on assets	(13.7)	(13.7)	(16.8)	—	—	—
Net amortization of prior service cost	—	—	(0.5)	—	—	—
Net amortization of actuarial losses	1.6	5.7	5.9	0.5	0.4	0.4

	7.6	13.9	12.3	12.7	13.5	15.3
Defined contribution pension plan expense	21.9	17.6	18.2	—	—	—
Curtailment/settlement loss (gain)	2.9	—	3.7	1.7	0.1	(7.5)

Total expense for the year	$32.4	$31.5	$34.2	$14.4	$13.6	$7.8

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2002	2003	2004	2002	2003	2004
Actuarial assumptions (percentages):
Weighted average discount rate for:
Projected benefit obligations	5.5	5.5	5.3	6.9	6.4	6.1
Net periodic pension cost	6.2	5.5	5.5	7.3	6.9	6.4
Weighted average rate of compensation increase for:
Projected benefit obligations	4.0	3.4	3.4	5.0	4.0	4.0
Net periodic pension cost	4.5	4.0	3.4	4.5	5.0	4.0
Weighted average expected long-term rate of return on plan assets for:
Projected benefit obligations	7.3	6.5	6.2	—	—	—
Net periodic pension cost	7.5	7.3	6.5	—	—	—
Healthcare cost trend rate for:
Projected benefit obligations	—	—	—	10.5	9.7	10.0
Net periodic pension cost	—	—	—	6.4	10.5	9.7
Estimated rate for the following 12-month net periodic pension cost	—	—	—	10.5	9.7	10.0

	Other Benefit Plans Year ended December 31
	2003	2004
Sensitivity re: healthcare trend rate for non-pension post-employment benefits:
1% Increase
Effect on PBO	$5.9	$9.4
Effect on service cost and interest cost	1.4	1.9
1% Decrease
Effect on PBO	(6.8)	(7.2)
Effect on service cost and interest cost	(1.2)	(1.2)

  The ultimate healthcare trend rate is estimated to steadily decline to 5% and is expected to be achieved between 2008 and 2011.

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

  In 2004, the Company incurred net curtailment and plan settlement gains and losses due to the rationalization of facilities and plan amendments. The gains and losses due to rationalization of facilities are included as restructuring charges in note 11(d).

  At December 31, 2004, the Company has a supplemental retirement plan that has an accumulated benefit obligation of $18.8 and plan assets of $1.6. The Company also has a pension plan with an accumulated benefit obligation of $189.0 that is in excess of plan assets of $147.2, and a second pension plan with an accumulated benefit obligation of $28.2 that is in excess of plan assets of $18.1.

  At December 31, 2004, the total accumulated benefit obligations for the pension plans was $350.0 and for the non-pension post-employment benefit plans was $77.8.

  In 2004, the Company made contributions to the pension plans of $37.6, of which $18.2 was for defined contribution plans and $19.4 was for defined benefit plans; $31.4 was for regular contributions and $6.2 was discretionary. The Company may, from time to time, make additional voluntary contributions to the pension plans. The estimated additional voluntary contributions for 2005 is between $4.0 and $6.0.

  In 2004, the Company made contributions to the non-pension post-employment benefit plans of $13.4 to fund benefit payments. Contributions to these plans are estimated to be approximately $6.1 in 2005.

  The estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

	Year	Pension Benefits	Other Benefits
Expected employer contributions	2005	$31.2	$6.1
Expected benefit payments	2005	20.4	6.3
	2006	14.1	5.7
	2007	14.3	5.9
	2008	14.7	5.9
	2009	15.1	5.9
	Thereafter	84.5	29.4

15.   FINANCIAL INSTRUMENTS:

  Fair values:

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  (a)
  The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

  (b)
  The fair values of foreign currency contract obligations and interest rate swaps are estimated based on the current trading value, as quoted by brokers active in these markets.

  (c)
  The fair values of the subordinated notes and the principal portion of the convertible debt are estimated by discounting future cash flows at current interest rates.

  The carrying amounts and fair values of the Company's financial instruments, where there are differences, are as follows:

	December 31, 2003		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign currency contracts — asset (liability)	—	$49.8	$(2.4)	$31.1
Interest rate swaps — asset	—	—	—	$19.8
Senior Subordinated Note	—	—	$500.0	$536.3
Convertible debt	$210.5	$166.4	$124.1	$87.2

  Derivatives and hedging activities:

  The Company has entered into foreign currency contracts to hedge foreign currency risks relating to cash flow. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the contracts are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

  In connection with the issuance of its $500.0 principal amount of Senior Subordinated Notes in June 2004, the Company entered into interest rate swap agreements to hedge the fair value of the Senior Subordinated Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements are effective June 2004 and mature July 2011.

  Payments or receipts under the swap agreements are recognized as adjustments to interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2004 was an unrealized gain of $19.8.

  At December 31, 2004, the Company had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months
Canadian dollars	$224.9	$0.77	15
Euros	$63.8	$1.25	15
Euros	$31.8	$1.27	30
Thai baht	$59.9	$0.02	12
Mexican pesos	$38.2	$0.08	12
Czech korunas	$29.9	$0.04	12
Singapore dollars	$24.8	$0.60	12
Japanese yen	$17.0	$0.01	1
Malaysian ringgits	$13.0	$0.26	3
British pounds sterling	$6.0	$1.74	6

  At December 31, 2004, these contracts were in a fair-value asset position of $31.1 (2003 — asset of $49.8).

  The 30-month forward contracts have not been designated as a hedge and are marked to market through the statement of loss.

  Concentration of risk:

  Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions. In certain instances, the Company obtains letters of credit or other forms of security from its customers. The Company considers its concentrations of credit risk in determining its estimates of reserves for potential credit losses. The Company maintains cash and cash equivalents in high-quality short-term investments or on deposit with major financial institutions.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

  At December 31, 2004, the Company has operating leases that require future payments as follows:

Operating Leases
2005	$60.9
2006	42.4
2007	25.9
2008	20.4
2009	16.5
Thereafter	46.9

  Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2004, these liabilities, including guarantees of employee share purchase loans, amounted to $63.7
  (2003 — $55.9).

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

  The Company has provided routine indemnities as a result of its divestiture of power operations in 2004. See note 3(iii).

17.   SIGNIFICANT CUSTOMERS:

  During 2004, two customers individually comprised 15% and 11% of total revenue across all geographic segments. At December 31, 2004, two customers represented 14% and 11% of total accounts receivable.

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

18.   SEGMENTED INFORMATION:

  The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, non-cash option expense and income taxes). Inter-segment transactions are reflected at market value.

  The following is a breakdown by reporting segment:

	Year ended December 31
	2002	2003	2004
Revenue
Americas	$4,640.8	$3,091.1	$3,765.5
Europe	1,786.5	1,399.3	1,815.3
Asia	2,109.7	2,475.4	3,557.2
Elimination of inter-segment revenue	(265.4)	(230.5)	(298.2)

	$8,271.6	$6,735.3	$8,839.8

	Year ended December 31
	2002	2003	2004
EBIAT
Americas	$157.3	$13.8	$22.1
Europe	(11.5)	(95.8)	2.0
Asia	110.8	68.3	121.0

	256.6	(13.7)	145.1
Net interest and accretion charges	(27.6)	(19.4)	(37.3)
Amortization of intangible assets	(95.9)	(48.5)	(34.6)
Non-cash option expense	—	—	(7.6)
Integration costs related to acquisitions	(21.1)	—	(3.1)
Other charges (note 11)	(665.7)	(151.6)	(664.4)

Loss before income taxes	$(553.7)	$(233.2)	$(601.9)

	Year ended December 31
	2002	2003	2004
Capital expenditures
Americas	$90.0	$84.3	$42.8
Europe	28.0	7.8	28.9
Asia	33.4	83.8	70.5

	$151.4	$175.9	$142.2

	As at December 31
	2003	2004
Total assets
Americas	$1,764.5	$1,520.9
Europe	1,084.6	1,066.3
Asia	2,288.3	2,352.6

	$5,137.4	$4,939.8

Capital assets
Americas	$260.4	$179.3
Europe	166.2	142.6
Asia	254.8	247.4

	$681.4	$569.3

  The following table details the Company's external revenue allocated by manufacturing location among foreign countries exceeding 10%:

	Year ended December 31
	2002	2003	2004
Revenue
Canada	15%	20%	18%
United States	37%	21%	18%
Italy	13%	13%	—
Thailand	—	—	15%

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2002	2003	2004
Paid during the year:
Interest	$22.0	$10.4	$13.6
Taxes	$25.5	$14.1	$9.9
Non-cash financing activities:
Shares issued for acquisition of MSL	—	—	$245.5
Options issued for acquisition of MSL	—	—	$15.2
Warrants issued for acquisition of MSL	—	—	$8.9

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

  Consolidated statements of loss:

  The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31
	2002	2003	2004
Net loss in accordance with Canadian GAAP	$(455.4)	$(266.7)	$(854.1)
Compensation expense (a)	(3.8)	—	—
Impact of convertible debt for Canadian GAAP, net of tax (b)	9.5	—	(10.0)
Interest expense on convertible debt, net of tax (b)	(27.8)	(19.9)	(11.6)
Gain (loss) on repurchase of convertible debt, net of tax (b)	8.4	1.9	(5.3)
Deferred taxes on unrealized foreign exchange gains (b)	—	(10.3)	1.5
Other charges and amortization, net of tax (a) and (c)	(26.5)	26.8	4.4
Leasehold retirement obligations, net of tax (d)	0.7	—	—
Stock-based compensation expense (h)	—	0.3	7.6

Net loss before cumulative effect of a change in accounting policy, in accordance with U.S. GAAP	(494.9)	(267.9)	(867.5)
Cumulative effect of a change in accounting policy, net of tax (d)	—	(1.3)	—

Net loss in accordance with U.S. GAAP	$(494.9)	$(269.2)	$(867.5)
Other comprehensive income (loss):
Net gain (loss) on derivatives designated as hedges, net of tax (f)	21.8	21.4	(13.3)
Minimum pension liability, net of tax (g)	(23.6)	(1.8)	(7.0)
Foreign currency translation adjustment	20.2	12.8	11.2

Comprehensive loss in accordance with U.S. GAAP	$(476.5)	$(236.8)	$(876.6)

  The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31
	2002	2003	2004
Loss available to shareholders — basic and diluted	$(494.9)	$(269.2)	$(867.5)
Weighted average shares — basic (in millions)	229.8	216.5	222.1
Weighted average shares — diluted (in millions)(1)	229.8	216.5	222.1
Basic loss per share(2)	$(2.15)	$(1.24)	$(3.91)
Diluted loss per share(2)	$(2.15)	$(1.24)	$(3.91)

  (1)
  Excludes the effect of all options, warrants, and convertible debt as they are anti-dilutive due to the loss reported in the year.

  (2)
  Basic and diluted loss per share for 2003 before cumulative effect of a change in accounting policy was $(1.24). See note (d).

  The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

	As at December 31
	2002	2003	2004
Shareholders' equity in accordance with Canadian GAAP	$3,941.7	$3,255.9	$2,488.8
Compensation expense (a)	(2.0)	(2.0)	—
Interest expense on convertible debt for U.S. GAAP, net of tax (b)	(52.3)	(72.2)	(83.8)
Convertible debt (b)	(545.3)	(395.2)	(210.2)
Accretion of convertible debt for Canadian GAAP, net of tax (b)	39.2	55.3	67.3
Loss (gain) on repurchase of convertible debt for Canadian GAAP (b)	(6.7)	(3.9)	10.7
Deferred taxes on unrealized foreign exchange gain (b)	—	(10.3)	(8.8)
Gain on repurchase of convertible debt for U.S. GAAP (b)	8.4	10.3	5.0
Other charges and amortization (a) and (c)	(29.2)	(2.4)	—
Gain on foreign exchange contract, net of tax (e)	12.1	12.1	12.1
Net gain (loss) on cash flow hedges (f)	15.7	37.1	23.8
Minimum pension liability, net of tax (g)	(38.5)	(40.3)	(47.3)
Leasehold retirement obligations, net of tax (d)	1.3	—	—

Shareholders' equity in accordance with U.S. GAAP	$3,344.4	$2,844.4	$2,257.6

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

    Goodwill for Canadian GAAP is $2.0 higher than under U.S. GAAP as the final settlement of an earn-out was expensed for U.S. GAAP in 1998. This goodwill for Canadian GAAP was written-off to earnings in 2004. The write-down of goodwill recorded in Other charges is $2.0 lower under U.S. GAAP in 2004.

  (b)
  Under Canadian GAAP, the Company bifurcates its LYONs into a principal component and an option component. The principal component is recorded as debt and the option component is recorded as equity. The accretion charges, amortization of debt issue costs, and gains and losses on repurchases relating to the principal component are recorded in the statement of loss. These charges are added back for U.S. GAAP. Under U.S. GAAP, the entire convertible debt was recorded as a long-term liability and, accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense of $11.6, net of tax of $6.5 (2003 — $19.9, net of tax of $9.8; 2002 — $27.8, net of tax of $13.9). Under U.S. GAAP, the Company recorded a loss on repurchase of LYONs of $5.3, net of $3.0 in taxes (2003 — gain of $1.9, net of $0.9 in taxes, 2002 — gain of $8.4, net of $4.2 in taxes). In addition, the Company recorded a deferred tax liability on the unrealized foreign exchange gains of $8.8 (2003 — $10.3) on the incremental debt component for U.S. GAAP.

  (c)
  In 2002, the Company recorded impairment charges to write-down certain assets, primarily intangible assets, which were measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in an additional charge of $26.5, net of tax of $2.0. In 2003, the Company wrote-down certain assets for $16.2, net of tax of $0.6 under Canadian GAAP. These assets were previously written down under U.S. GAAP. Under Canadian GAAP, the Company also adjusted its 2003 amortization expense by $10.6, net of tax of $0.8, and its 2004 amortization expense by $2.4, net of tax of $0.6, relating to these assets which had been previously written down under U.S. GAAP.

  (d)
  The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," for U.S. GAAP effective January 1, 2003. This standard requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which the Company incurs the obligation. For Canadian GAAP, the Company adopted the equivalent standard on a retroactive basis in 2004. See note 2(r)(i). On January 1, 2003, the Company recorded a liability of $3.7 for the estimated costs of retiring leasehold improvements at maturity of the facility leases for U.S. GAAP. The Company also capitalized asset retirement costs of $2.4 and recorded a charge against earnings as a cumulative effect adjustment of $1.3 (net of tax of $0.2), to reflect the cumulative amortization expense and accretion charges from the date the Company incurred the obligation through January 1, 2003, the effective date of this standard.

  (e)
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

  (f)
  The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 effective 2001 for purposes of the U.S. GAAP reconciliation.

    The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. At December 31, 2002, the Company has recorded an asset of $18.9 (less $3.2 in taxes) and a corresponding gain of $26.3 (less $4.5 in taxes) to other comprehensive loss and net loss. At December 31, 2003, the Company has recorded an asset of $49.8 (less $12.7 in taxes) and a corresponding gain of $30.9 (less $9.5 in taxes) to other comprehensive loss and net loss. At December 31, 2004, the Company has recorded an asset of $33.3 (less $9.5 in taxes) and a corresponding loss of $16.5 (less $3.2 in taxes) to other comprehensive loss and net loss. The Company expects that $32.4 of net pre-tax gains reported in accumulated other comprehensive loss will be reclassified into earnings during 2005 for U.S. GAAP. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

    In 2004, the Company entered into interest rate swap agreements to hedge the fair value of its $500.0 Senior Subordinated Notes by swapping the fixed rate of interest for a variable interest rate. Under U.S. GAAP, the Company has recorded an asset of $19.8 (less $6.8 in taxes) as at December 31, 2004, representing the fair value of the swap agreements, and a corresponding gain to earnings. The Company also recorded a liability of $19.8 (less $6.8 in taxes) as at December 31, 2004, representing the incremental fair value of the Notes attributable to the risk being hedged, and a corresponding loss against earnings. There is no net impact to the statement of operations. Under Canadian GAAP, the interest rate swap agreements are not marked to market.

  (g)
  Under U.S. GAAP, the Company is required to record an additional minimum pension liability for two of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. Other comprehensive loss has been charged with $7.0, net of tax of $3.1 (2003 — two plans for $1.8, net of tax of $0.8; 2002 — three plans for $23.6, net of tax of $12.0). No such adjustments are required under Canadian GAAP.

  Other disclosures required under U.S. GAAP:

  (h)
  Stock-based compensation:

    Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net loss and loss per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123. The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the weighted average assumptions disclosed in note 2(q).

    The pro forma disclosure for U.S. GAAP is as follows:

	Year ended December 31
	2002	2003	2004
Net loss in accordance with U.S. GAAP, as reported	$(494.9)	$(269.2)	$(867.5)
Deduct: Stock-based compensation costs using fair-value method	(87.7)	(86.8)	(93.7)

Pro forma net loss in accordance with U.S. GAAP	$(582.6)	$(356.0)	$(961.2)
Loss per share:
Basic — as reported	$(2.15)	$(1.24)	$(3.91)
Basic — pro forma	$(2.54)	$(1.64)	$(4.33)
Diluted — as reported	$(2.15)	$(1.24)	$(3.91)
Diluted — pro forma	$(2.54)	$(1.64)	$(4.33)

    Effective 2003, the Company adopted the fair-value method of accounting for stock-based compensation for Canadian GAAP and recorded compensation expense of $0.3 in 2003 and $7.6 in 2004. Under U.S. GAAP, the Company continued to use the intrinsic value method and disclosed pro forma information.

  (i)
  Accumulated other comprehensive income (loss):

	Year ended December 31
	2002	2003	2004
Opening balance of accumulated net gain (loss) on cash flow hedges	$(6.1)	$15.7	$37.1
Net gain (loss) on derivatives designated as hedges (f)	21.8	21.4	(13.3)

Closing balance	15.7	37.1	23.8
Opening balance of foreign currency translation account	(2.9)	17.3	30.1
Foreign currency translation gain	20.2	12.8	11.2

Closing balance	17.3	30.1	41.3
Opening balance of minimum pension liability	(14.9)	(38.5)	(40.3)
Minimum pension liability, net of tax (g)	(23.6)	(1.8)	(7.0)

Closing balance	(38.5)	(40.3)	(47.3)

Accumulated other comprehensive income (loss)	$(5.5)	$26.9	$17.8

  (j)
  Warranty liability:

    The Company records a liability for future warranty costs based on management's best estimate of probable claims under its product warranties. The accrual is based on the terms of the warranty which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

    The following table details the changes in the warranty liability:

	2002	2003	2004
January 1	$18.1	$23.7	$19.5
Accruals	8.6	4.7	3.9
Adjustments	—	(6.3)	—
Assumed on acquisition of MSL	—	—	1.6
Cash payments	(3.0)	(2.6)	(5.0)

December 31	$23.7	$19.5	$20.0

  (k)
  Accrued liabilities include $110.4 at December 31, 2004 (2003 — $89.6) relating to payroll and benefit accruals.

  (l)
  New United States accounting pronouncements:

    In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in VIEs as at December 31, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and which entity, if any, should consolidate the VIE for financial reporting purposes. The adoption of this standard did not have an impact on the consolidated financial statements as the Company did not have any involvement with any VIEs.

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

    In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective for 2004. The Company was not impacted by this standard.

    In December 2004, FASB issued SFAS No. 123 (revised 2004), "Share-based Payments," which requires companies to recognize in the income statement the grant date fair value of stock options and other equity-based compensation issued to employees. The standard is effective for 2006 and will have a material impact on net loss/earnings. The standard applies to all unvested employee awards at the date of adoption and effectively results in the Company expensing the value of options previously disclosed in the pro forma information in note 20(h).

    In December 2004, FASB issued SFAS No. 151, "Inventory Costs," which clarifies the accounting for unusual costs and the allocation of fixed production costs. The standard is effective for 2006. The Company has determined that this standard will not have a material impact on the consolidated financial statements.

21.   COMPARATIVE INFORMATION:

  The Company has reclassified certain prior year information to conform to the current year's presentation.

22.   SUBSEQUENT EVENT:

  In January 2005, the Company announced that it will incur a pre-tax restructuring charge of between $225.0 and $275.0, to be recorded over the next 15 months, of which approximately 80% will be cash costs.

QuickLinks

As filed with the Securities and Exchange Commission on March 21, 2005.
TABLE OF CONTENTS
PART I
Summary Compensation Table
Outstanding Options
Indebtedness of Senior Officers under Securities Purchase Programs
The annual high and low market prices for the five most recent fiscal years
The high and low market prices for each full fiscal quarter for the two most recent fiscal years
The high and low market prices for each month for the most recent six months
The annual high and low market prices for the LYONs for the most recent fiscal years
The annual high and low market prices for the LYONs for the most recent fiscal years
The high and low market prices for the LYONs for each month for the most recent six months
PART II
PART III
SIGNATURES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AUDITORS' REPORT
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF LOSS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars)