Form 20-F
period 2005-12-31
CELESTICA INC
filed 2006-03-21
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission March 21, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2005
or
☐ Transition report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
or
☐  Shell company report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of event requiring this shell company report:

Commission file number: 1-14832

CELESTICA INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(b) OF THE ACT:

Subordinate Voting Shares (Title of Class)	The Toronto Stock Exchange New York Stock Exchange (Name of each Exchange on which Registered)

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(g) OF THE ACT:
N/A

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
N/A

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

196,676,249 Subordinate Voting Shares	0 Preference Shares
29,637,316 Multiple Voting Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

        ☒ Large accelerated filer                        ☐ Accelerated filer                          ☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

i

Item 9.	The Offer and Listing		73
	A.	Offer and Listing Details	73
	B.	Plan of Distribution	75
	C.	Markets	75
	D.	Selling Shareholders	75
	E.	Dilution	75
	F.	Expense of the Issue	75
Item 10.	Additional Information		75
	A.	Share Capital	76
	B.	Memorandum and Articles of Incorporation	76
	C.	Material Contracts	78
	D.	Exchange Controls	78
	E.	Taxation	78
	F.	Dividends and Paying Agents	83
	G.	Statement by Experts	83
	H.	Documents on Display	83
	I.	Subsidiary Information	84
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		84
Item 12.	Description of Securities Other than Equity Securities		85
PART II			85
Item 13.	Defaults, Dividend Arrearages and Delinquencies		85
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		85
Item 15.	Controls and Procedures		85
Item 16.	[Reserved]		85
PART III			86
Item 17.	Financial Statements		86
Item 18.	Financial Statements		86
Item 19.	Exhibits		87

ii

PART I

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2005. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average daily exchange rate was U.S.$1.00 = C$1.2115.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 21, 2006, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

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

	Year ended December 31
	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)
	(in millions, except per share amounts)
Consolidated Statements of Loss Data (Canadian GAAP):
Revenue	$10,004.4	$8,271.6	$6,735.3	$8,839.8	$8,471.0
Cost of sales	9,292.4	7,716.5	6,475.2	8,431.9	7,989.9

Gross profit	712.0	555.1	260.1	407.9	481.1
Selling, general and administrative expenses(2)	341.4	298.5	273.8	331.6	296.9
Amortization of goodwill and intangible assets(3)	125.0	95.9	48.5	34.6	28.4
Integration costs related to acquisitions(4)	22.8	21.1	—	3.1	0.6
Other charges(5)	273.1	665.7	151.6	603.2	130.9
Accretion of convertible debt	26.6	28.7	23.4	17.6	7.6
Interest expense (income), net(6)	(7.9)	(1.1)	(4.0)	19.7	42.2

Loss before income taxes	(69.0)	(553.7)	(233.2)	(601.9)	(25.5)
Income tax expense (recovery)(7)	(13.1)	(98.3)	33.5	252.2	21.3

Net loss	$(55.9)	$(455.4)	$(266.7)	$(854.1)	$(46.8)

Other Financial Data:
Basic loss per share	$(0.26)	$(1.98)	$(1.23)	$(3.85)	$(0.21)
Diluted loss per share	$(0.26)	$(1.98)	$(1.23)	$(3.85)	$(0.21)
Capital expenditures	$199.3	$151.4	$175.9	$142.2	$158.5
Consolidated Statements of Loss Data (U.S. GAAP)(8):
Net loss	$(51.3)	$(494.9)	$(269.2)	$(867.5)	$(42.8)
Weighted Average Shares (in millions):
Basic	213.9	229.8	216.5	222.1	226.2
Diluted	213.9	229.8	216.5	222.1	226.2

	As at December 31
	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and short-term investments	$1,342.8	$1,851.0	$1,028.8	$968.8	$969.0
Working capital(9)	$2,339.8	$2,093.2	$1,513.6	$1,458.3	$1,488.1
Capital assets	$917.1	$730.2	$681.4	$569.3	$544.8
Total assets	$6,637.9	$5,811.4	$5,137.4	$4,939.8	$4,857.8
Total long-term debt, including current portion(10)	$416.8	$269.0	$213.9	$627.5	$751.4
Shareholders' equity	$4,478.0	$3,941.7	$3,255.9	$2,488.8	$2,214.4
Consolidated Balance Sheet Data (U.S. GAAP)(8):
Total assets	$6,643.3	$5,805.6	$5,182.2	$4,988.7	$4,876.2
Total long-term debt, including current portion	$1,046.8	$831.7	$626.4	$846.1	$751.4
Shareholders' equity	$3,841.1	$3,344.4	$2,844.4	$2,257.6	$2,176.9

(1)
Changes in accounting policies:

(i)
Effective January 1, 2003, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets," and the revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale. Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standards, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value, which is measured by discounted cash flows when quoted market prices are not available. Available-for-sale assets are measured based on fair value less costs to sell.

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

  (iii)
  Effective January 1, 2003, we adopted the revised CICA Handbook Series 3870, "Stock Based Compensation," which requires that a fair-value method of accounting be applied to all stock based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, we have prospectively applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense of $9.0 million in 2005 ($7.6 million in 2004 and $0.3 million in 2003). Prior to January 1, 2003, we accounted for our stock options using the settlement method and no compensation expense was recognized.

  (iv)
  Effective January 1, 2004, we retroactively adopted the new CICA Handbook Section 3110, which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and have retroactively restated our results of operations for all prior periods. The impact to our cost of sales and net loss for Canadian GAAP for the year ended December 31, 2004 was $0.9 million; 2003 — $0.9 million; 2002 — $0.7 million; and 2001 — $0.5 million). See note 2(r) to the Consolidated Financial Statements in Item 18.

  (v)
  Effective December 31, 2004, we adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." The revised standard requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. The standard is effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, we reclassified the principal component of our Liquid Yield Option™ Notes due 2020 (LYONs) in 2004 as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to operations. The option component of the LYONs continued to be accounted for as an equity instrument. The remaining LYONs were redeemed in the third quarter of 2005.

	As at December 31
	2001	2002	2003	2004
	(in millions)
(a) Reclassified from equity to debt	$269.4	$262.1	$210.5	$124.1
(b) Reclassified deferred financing costs from equity to other assets	$4.9	$4.1	$2.8	$1.3
(c) Reduced deferred income tax assets and equity	$1.9	$1.9	$1.9	$1.9

	Year ended December 31
	2001	2002	2003	2004
	(in millions)
(d) Recorded accretion charges and amortization of deferred financing costs, net of tax	$15.6	$17.8	$16.1	$12.0
(e) Reclassified gain on repurchases of LYONs and related tax from equity to other charges and tax expense, net of tax	$—	$(8.3)	$(16.1)	$(22.0)

    The consolidated statements of loss data for:

      •
      2001, 2002, 2003, 2004 and 2005 include the results of operations of Excel Electronics, Inc. acquired in January 2001, certain assets of Motorola Inc. in Ireland and Iowa acquired in February 2001, certain assets of a repair facility of N.K. Techno Co., Ltd. in Japan acquired in March 2001, certain assets of Avaya Inc. in Arkansas and Colorado acquired in May 2001, Sagem CR s.r.o. acquired in June 2001, certain assets of Avaya Inc. in France acquired in August 2001, certain assets of Lucent Technologies Inc. in Ohio and Oklahoma acquired in August 2001, Primetech Electronics Inc. acquired in August 2001, and Omni Industries Limited acquired in October 2001;

      •
      2002, 2003, 2004 and 2005 include the results of operations of certain assets of NEC Corporation in Miyagi and Yamanashi, Japan acquired in March 2002, and certain assets of Corvis Corporation in the United States acquired in August 2002;

      •
      2004 and 2005 include the results of operations of MSL acquired in March 2004 and certain assets of NEC Corporation in the Philippines acquired in April 2004; and

      •
      2005 includes the results of operations of Ramnish Electronics Private Limited acquired in July 2005, CoreSim Inc. acquired in August 2005 and Displaytronix Inc. acquired in November 2005.

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

  Effective January 1, 2002, we had unamortized goodwill of $1,137.9 million which was no longer being amortized. This change in accounting policy was not applied retroactively and the amounts presented for prior periods have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001:

Year ended December 31, 2001
(in millions, except per share amounts)
Net loss:
As reported	$(55.9)
Add back: goodwill amortization	39.2

Net loss before goodwill amortization	$(16.7)

Basic and diluted loss per share:
As reported	$(0.26)
Before goodwill amortization	$(0.08)
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

  In 2002, Other charges totaled $665.7 million, comprised primarily of: (a) a $385.4 million restructuring charge; (b) a non-cash write-down of $203.7 million relating to the annual goodwill impairment assessment; and (c) a non-cash write-down of $81.7 million relating to the annual impairment assessment of long-lived assets, primarily intangible and capital assets; offset, in part, by (d) a $12.1 million gain on repurchase of LYONs.

  In 2003, Other charges totaled $151.6 million, comprised primarily of: (a) a $94.9 million restructuring charge; and (b) a non-cash write-down of $82.8 million relating to the annual impairment assessment of long-lived assets, primarily intangible and capital assets; offset, in part, by (c) a $23.8 million gain on repurchase of LYONs.

  In 2004, Other charges totaled $603.2 million, comprised primarily of: (a) a $153.7 million restructuring charge; (b) a non-cash write-down of $288.0 million relating to the annual goodwill impairment assessment; (c) a non-cash write-down of $99.3 million relating to the annual impairment assessment of long-lived assets, primarily intangible and capital assets; and (d) a $116.8 million non-cash write-down of receivables for a specific customer risk (see note 11(f) to the Consolidated Financial Statements in Item 18); offset, in part, by (e) a $32.9 million gain on repurchase of LYONs.

  In 2005, Other charges totaled $130.9 million, comprised primarily of: (a) a $160.1 million restructuring charge, offset, in part, by (b) a $13.9 million gain on repurchase of LYONs and (c) a $13.8 million recovery to reflect additional amounts realized relating to a specific customer risk.

(6)
Interest expense (income), net is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and short-term investments.

(7)
The income tax expense for 2004 includes a charge of $248.2 million relating to a valuation allowance for deferred income tax assets. During the fourth quarter of 2004, in the course of finalizing our 2005 business plan, we identified significant developments which we considered in determining our valuation allowance. Reduced future expected profits and the cost of restructuring actions and planned program transfers negatively impacted previous estimates of taxable income, particularly in the United States and Europe. We determined the more likely than not criteria was no longer met and accordingly increased the valuation allowance.

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

•
For 2003: net loss in accordance with U.S. GAAP is after the cumulative effect of a change in accounting policy; and

•
For 2005: interest on convertible debt classified as a long-term liability rather than as a bifurcated instrument, reversal of deferred taxes on convertible debt, loss on repurchase of convertible debt, and the adoption of fair-value accounting for stock compensation expense for Canadian GAAP only.

  Refer to note 20 to the Consolidated Financial Statements in Item 18.

(9)
Calculated as current assets less current liabilities.

(10)
Long-term debt includes capital lease obligations and the principal component of convertible debt instruments. For convertible debt amounts see footnote (1)(v)(a).

Exchange Rate Information

        The rate of exchange as of February 21, 2006 for the conversion of Canadian dollars into United States dollars was U.S.$0.87 and for the conversion of United States dollars into Canadian dollars was C$1.1464. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the following periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bank of New York's website (http://www.ny.frb.org).

	2001	2002	2003	2004	2005
Average(1)	1.5487	1.5704	1.3916	1.2984	1.2083

	February 2006	January 2006	December 2005	November 2005	October 2005	September 2005
High	1.1577	1.1726	1.1736	1.1960	1.1887	1.1880
Low	1.1379	1.1436	1.1507	1.1656	1.1657	1.1607

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

        We have had significant restructuring charges and losses for several years and may experience restructuring charges and losses in future periods.

        We generated net earnings in 1999 and 2000. We recorded net losses of $55.9 million in 2001, $455.4 million in 2002, $266.7 million in 2003, $854.1 million in 2004 and $46.8 million in 2005. In 2001, we incurred $22.8 million of integration costs related to acquisitions, $237.0 million of restructuring charges, and a $36.1 million write-down of certain assets, primarily goodwill, intangible assets and certain long-term equity investments, with these charges totaling $295.9 million ($245.2 million after income taxes). In 2002, we incurred $21.1 million of integration costs related to acquisitions, $385.4 million of restructuring charges, a $285.4 million write-down of certain assets, primarily goodwill and intangible assets, and $9.6 million in deferred financing costs and debt redemption fees, with these charges totaling $701.5 million ($582.2 million after income taxes). In 2003, we incurred $94.9 million of restructuring charges, and an $82.8 million write-down of intangible assets and capital assets, with these charges totaling $177.7 million ($166.8 million after income taxes). In 2004, we incurred $153.7 million of restructuring charges, a $387.3 million write-down of goodwill, capital and intangible assets, and a $116.8 million write-down of doubtful accounts receivable for a specific customer, with these charges totaling $657.8 million (there was no tax benefit recorded on these charges in 2004). In 2005, we incurred $160.1 million of restructuring charges offset by a $13.8 million recovery relating to a specific customer and a $13.9 million gain on repurchase of LYONS, with these charges totaling $132.4 million (there was no tax benefit recorded on these charges in 2005).

        In January 2005, we announced additional pre-tax restructuring charges of between $225.0 million and $275.0 million, to be recorded throughout 2005 and 2006. We have undertaken numerous initiatives to restructure and reduce our capacity in response to the challenging technology end-markets, with the intention of improving utilization and realizing cost savings in the future. These initiatives have included reducing and consolidating the number and location of our production facilities and reducing headcount in remaining locations, largely to align our capacity and infrastructure with anticipated customer demand, and to rationalize our operations worldwide. We will continue to evaluate our operations, and may propose future restructuring actions as a result of changes in the marketplace, including the exit from less profitable operations or services no longer demanded by our customers. Any failure to successfully execute these initiatives, including any delay in effecting these initiatives, can have a material adverse impact on our results. Furthermore, we may not be profitable in future periods.

        We are in a highly competitive industry which has resulted in lower prices, reduced gross margins and loss of revenue.

        We are in a highly competitive industry. We compete on a global basis to provide electronic product solutions to original equipment manufacturers (OEMs) in the communications, computing, aerospace and defense, automotive, industrial and consumer end markets. Our competitors include major domestic and foreign companies such as Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation, as well as smaller EMS companies that often have a regional product, service or industry specific focus. In addition, in recent years, original design manufacturers (ODMs), which are companies that provide internally designed products and manufacturing services to OEMs, have been increasing their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products, such as cell phones. While we have not, to date, encountered significant competition from ODMs in the end markets we participate in, such competition may increase if our business in these markets grows, or if ODMs expand further into, or beyond, these markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers.

        Some of our competitors have a greater production presence in lower-cost geographies, as well as greater manufacturing, financial, procurement, research and development and marketing resources than we have. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and may continue to cause excessive pricing pressures, increased working capital requirements, reduced profits or loss of market share, any of which could materially and adversely affect us. In addition, the EMS industry has excess manufacturing capacity and has seen increased competition from Asian competitors. This has exerted and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may materially adversely affect us.

        We are dependent on the computing and communications industries and are exposed to changes in general economic conditions that can continue to adversely impact our business, operating results and financial condition.

        As a result of the unfavorable general economic conditions over the past few years, the reduced demand for technology capital goods, and the declining proprietary computing product demand, our sales have been negatively affected. Our financial performance depends on our customers' viability and financial stability, and the end-market demand for our customers' products. A majority of our customer base, in turn, depends substantially on the growth of the computing and communications industries. These industries are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. These industries have experienced severe revenue erosion, pricing and margin pressures, and excess inventories over this period. More recently, some of our customers in the communications sector have merged or been acquired by third parties that are not our customers. Future mergers and acquisitions could result in a decrease in demand from our customers in the telecommunications industry or our loss of business to our competitors as customers rationalize their business and consolidate their suppliers.

        We depend on a limited number of customers for a substantial portion of our revenue and declines in sales to these customers could continue to adversely affect our operating results.

        Our two largest customers in 2005 were Cisco Systems and IBM, each of which represented more than 10% of our total 2005 revenue and which in aggregate represented 27% of our total 2005 revenue. Our top 10 customers represented 63% of our total 2005 revenue. Our two largest customers in 2004 were Cisco Systems and IBM, each of which represented more than 10% of our total 2004 revenue and in aggregate represented 26% of our total 2004 revenue. Our top 10 customers in 2004 represented 65% of our total 2004 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue.

        Mergers among our customers or our customers' customers could increase concentration and/or reduce total demand as the combined entities rationalize their business and consolidate their suppliers. In addition, some of our customers have, over the past several years, significantly reduced or delayed the volume of manufacturing services ordered from us. We cannot assure that present or future large customers will not terminate their manufacturing arrangements with us or significantly change, reduce, or delay the amount of manufacturing services ordered from us, any of which would adversely affect our operating results.

        Other than in connection with asset acquisitions, otherwise known as "OEM divestitures," we generally do not enter into long-term supply commitments with our customers. We typically have master supply agreements in place with our customers, but the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a project basis and typically have supply contracts or purchase orders in place for the project. We are dependent on customers to fulfill the terms associated with these orders and/or contracts. Significant reductions in, or the loss of, sales to any of our large customers would have a material adverse effect on us. OEM divestitures often entail long-term supply agreements between ourselves and the OEM customer, and we are similarly dependent on customers to fulfill their obligations under these contracts.

        Inherent difficulties in managing capacity utilization and unanticipated changes in customer orders place strains on our planning and may affect our results of operations.

        Our customers are increasingly dependent on EMS providers for new product introductions and rapid response times to meet changes in volume requirements. Most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance and we often experience reduced lead-times in customers' orders. Additionally, a significant portion of our revenue can occur in the last month of the quarter and could be subject to change or cancellation that will affect our quarter-to-quarter results. Accordingly, we cannot always forecast the level of customer orders with certainty. This can make it difficult to order appropriate levels of materials and to schedule production and maximize utilization of our manufacturing capacity. In addition, customers may cancel their orders, change production quantities, or delay production for a number of reasons. The uncertain economic condition of our customers' end markets, intense competition with respect to some of our customers' products and general order volume volatility have resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer, by a group of customers, or by a single customer whose production is material to an individual facility would seriously harm results of that operation in that period. Such order changes could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer's orders or, in certain circumstances, require us to return the inventory to our suppliers, re-sell the inventory to another customer or continue to hold the inventory. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. In some cases, dramatic changes in circumstances for a customer could also negatively impact the collectability of receivables or carrying value of our inventory for that customer. On other occasions, customers have required rapid and sudden increases in production, which have placed an excessive burden on our manufacturing capacity. Rapid changes in product ramps, the weakening financial condition or deterioration of any single customer's financial condition could prevent us from collecting receivables or realizing inventory on hand. Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

        The complexity of moving our manufacturing base to lower-cost regions could have a material adverse effect on our financial condition and results of operations.

        Due to significant and severe weakness in technology end markets over the past few years and the highly competitive nature of their businesses, our customers require significant cost reductions in order to maintain sales and improve their financial performance. This environment has resulted in an accelerated movement of our production from higher-cost regions such as North America and Western Europe to lower-cost regions such as Asia, Latin America and Eastern Europe. This accelerated move could have an impact on current and future results by increasing the risks associated with, among other things, transferring production to new regions where skills or experience may be more limited than in higher-cost regions, incurring higher operating expenses during the transition, incurring additional restructuring costs associated with, among other things, the decrease in production levels in higher-cost geographies and the risks of operating in new foreign jurisdictions. Product transfers could also result in our inability to retain our existing business or grow future revenue due to potential execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities.

        Restrictions on our ability to restructure quickly enough can delay the timing and affect the benefits we expect from our restructuring efforts.

        We have operations in multiple regions around the world. As a result, we are subject to different regulatory requirements and labor laws governing how quickly we are able to reduce manufacturing capacity and terminate related employees. These requirements are particularly stringent in Europe. Restrictions on our ability to close under-performing facilities will result in higher expenses associated with carrying excess capacity and infrastructure during our restructuring activities. The speed of our restructuring can also be impeded by delays in customers' agreement to the product transfers and volatility in our customers' demand which could prevent us from transferring products to our other facilities in a timely and cost-effective manner. Since the restructuring of our plants will require some of our customers to move their production from one of our facilities to another, customers may use this opportunity to shift their production to competitors' facilities.

        Our results can be affected by limited availability of components.

        A significant portion of our costs is for the purchase of electronic components. All of the products we manufacture require one or more components that we order from component suppliers. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production and thus delay the revenue of all products using that component or can cause price increases in the products and services we provide. In the past, we have secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in materials costs, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period.

        Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and results of operations.

        During 2005, more than half of our revenue was produced from locations outside of North America. In addition, we purchased material from international suppliers for much of our business, including our North American business. We believe that our future growth depends largely on our ability to increase our business and penetration with global OEMs and, as we describe above, to shift much of our production to lower-cost geographies.

        This international expansion will require significant management attention and financial resources. International operations are subject to inherent risks, which may adversely affect us, including:

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

  •
  foreign exchange risks.

        We have either purchased or built manufacturing facilities in numerous countries, including Thailand, Malaysia, China, Singapore, India, the Philippines, Brazil, Mexico, the Czech Republic and Romania, and could be subject to the political, economic and legal risks associated with doing business in these countries. Each of these regions has a history of promoting foreign investment but has experienced economic and political turmoil and fluctuations in the value of its currencies in the recent past. There is a potential risk that economic and political turmoil may result in the reversal of current policies encouraging foreign investment and trade, restrictions on the transfer of funds overseas, employee turnover, labor unrest or other domestic problems that could adversely affect us.

        We face financial risks due to foreign currency fluctuations.

        The principal currency in which we conduct our operations is U.S. dollars. However, some of our subsidiaries transact business in foreign currencies, such as Canadian dollars, Thai baht, Euros, Mexican pesos, Czech koruna, Singapore dollars, Japanese yen, Malaysian ringgits, Chinese renminbi, Brazilian reai, Philippine pesos, Romanian lei, Indian rupees and British pounds sterling. We often enter into hedging transactions to minimize our exposure to foreign currency and interest rate risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell these foreign currencies at future dates. These contracts generally extend for periods ranging from three to 15 months. Our hedging transactions may not successfully minimize foreign currency risk, which could have a material adverse effect on our results of operations.

        Our customers may be adversely affected by rapid technological changes which have an adverse impact on our business.

        Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be materially adversely affected. In addition, an accelerating decline in end-market demand in proprietary systems in favor of open systems with standardized technologies could have a material adverse impact on our business.

        Our investment in Lean and Six Sigma initiatives may not produce the anticipated cost benefits or achieve the working capital benefits we expect.

        We are continually investing in training, business process and information technology tools to eliminate waste, increase quality and reduce defects in the manufacturing process. This investment is becoming increasingly critical in our industry, as our customers require our global organization to produce cost savings through the elimination of waste and improved efficiencies. Failure to deliver these cost savings could affect our relationships with our customers, in a manner which would adversely affect our volumes and operating results. The deployment of Lean and Six Sigma initiatives is part of the roadmap we are using to improve our own operating margin. Failure to achieve the anticipated benefits could impact our margin improvement.

        Failure of our customers to pay the amounts owed to us in a timely manner may adversely affect our results of operations.

        We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant accounts receivable from sales to our customers, historically representing 22% to 39% of current assets. Accounts receivable from sales to customers at December 31, 2005 were $982.6 million (December 31, 2004 — $1,023.3 million; and December 31, 2003 — $771.5 million). At December 31, 2005, one customer represented 12% of our total accounts receivable (December 31, 2004 — two customers represented 25% of total accounts receivable; and December 31, 2003 — one customer represented 18% of total accounts receivable). If any of our customers has insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by customers, and may extend our payment terms or restructure the debt, which may have a significant adverse effect on our financial condition and results of operations. We regularly review our accounts receivable valuations and make adjustments when necessary. Our allowance for doubtful accounts at December 31, 2005 was $21.1 million (December 31, 2004 — $140.1 million; and December 31, 2003 — $50.3 million), which represented 2% of the gross accounts receivable balance (December 31, 2004 — 12%; and December 31, 2003 — 6%). Historically, the credit-related accounts receivable adjustments have not been significant to our results of operations. For the year ended December 31, 2005, we wrote off accounts receivable of $8.3 million (December 31, 2004 — $2.5 million; and December 31, 2003 — $14.2 million) against the allowance for doubtful accounts in the normal course of business.

        We may encounter difficulties completing or integrating our acquisitions which could adversely affect our results of operations.

        Some of our growth will occur through acquisitions. These transactions involve acquisitions of entire companies and acquisitions of selected assets from OEMs. These assets typically consist primarily of equipment, inventory and, in certain cases, facilities or facility leases. OEM asset divestiture transactions also typically involve our entering into new supply agreements with the relevant OEMs. Potential difficulties related to our acquisitions include:

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
  •
  losing key employees of acquired operations; and
  •
  not achieving anticipated business volumes.

        Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results.

        If our products or services are subject to warranty claims, our business reputation may be damaged and we may incur significant costs.

        In certain of our sales contracts, we provide warranties against defects or deficiencies in our products, services or designs. A successful claim for damages arising as a result of such defects or deficiencies, for which we are not insured or where the damages exceed our insurance coverage, or any material claim for which insurance coverage is denied or limited and for which indemnification is not available, could have a material adverse effect on our business, results of operations and financial condition.

        We are subject to the risk of increased income taxes which could adversely affect our financial condition and results of operations.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or income tax rates are low.

        We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions now in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to audits of historical information by local tax authorities which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

        Certain of our subsidiaries provide financing, products and services to, and may from time to time undertake certain significant transactions with, other subsidiaries in different jurisdictions. In general, related party transactions, and in particular, related party financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        International taxation authorities could challenge that validity of our related party financing and related party transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from related party transactions. We believe we have substantial defenses to the asserted deficiencies and have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these asserted deficiencies and any resulting proceedings, and if these asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

        The efficiency of our operations could be adversely affected by any delay in delivery from our transportation suppliers, including delays caused by work stoppages and natural disasters.

        We rely on a variety of common carriers for materials and product transportation and for routing these through various world ports. A work stoppage, strike or shutdown of any important supplier's facility, or at any major port or airport, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations. Natural disasters such as tsunamis and earthquakes in the regions where our facilities or our suppliers' facilities are located, could have an impact on our ability to deliver products to our customers. Such events could disrupt supply to us, and from us to our customers, and adversely affect our operations.

        If we are unable to recruit or retain highly skilled personnel, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to continue to attract and retain highly skilled executive, technical and management personnel. We generally do not have employment or non-competition agreements with our employees. To date we have been successful in recruiting and retaining executive, managerial and technical personnel; however, the loss of services of certain of these employees could have a material adverse effect on our operations.

  We may be unable to keep pace with technology changes.

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

        We may be unable to protect our intellectual property or protect the intellectual property of others.

        We believe that certain of our proprietary intellectual property rights and information provide us with a competitive advantage. Accordingly, we have taken, and intend to continue to take, appropriate steps to protect this proprietary information. These steps include signing non-disclosure agreements with customers, suppliers, employees, and other parties, and implementing rigid security measures. Our protection measures may not be sufficient to prevent the misappropriation or unauthorized disclosure of our property or information.

        There is also a risk that infringement claims may be brought against us, our customers, or our suppliers in the future. If someone does successfully assert an infringement claim, we may be required to spend significant time and money to develop a manufacturing process that does not infringe upon the rights of such other person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development, or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in such litigation.

        We may not be able to increase revenue if the trend of outsourcing by OEMs slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Our future growth will be limited to the extent that these opportunities are not available, as a result of OEMs deciding to perform these functions internally or delaying their decision to outsource, or our inability to win new contracts. Political pressure or negative sentiment by our customers' customers to the movement of production from the United States or the European Union to lower-cost geographies could also adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica, who have shifted substantial capacity to these lower-cost geographies.

        Acts of terrorism and other political and economic developments could adversely affect our business.

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and continued economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn could adversely affect our revenue and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of the market price of our securities and may limit the capital resources available to us and our customers and suppliers.

        Our compliance with environmental laws could be costly.

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

        Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the presence of such substances. In addition, in some countries in which we have operations, any person or company who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility may be liable for the costs of removal or remediation of such substances at such facility, whether or not the person or company owns or operates the facility.

        Some of our operating sites have a history of industrial use. Soil and groundwater contamination have occurred at some of our facilities. From time to time we investigate, remediate, and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where soil or groundwater contamination existed prior to our ownership or occupation of a site, landlords or former owners have typically retained some contractual responsibility and liability for the contamination and its remediation. However, failure of such former owners or landlords to perform, as a result of financial inability, contractual limitations or otherwise, could result in our company being required to remediate such contamination.

        We generally obtained environmental assessments, or reviewed recent assessments initiated by others, for most of the manufacturing facilities that we own or lease at the time we either acquired or leased such facilities. Our assessments may not reveal all environmental liabilities and current assessments were not available for all facilities. Consequently, there may be material environmental liabilities of which we are not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws. The conditions of our properties could be affected in the future by the condition of the land or operations in the vicinity of the properties, such as the presence of underground storage tanks. These developments and others, such as increasingly stringent environmental laws, increasingly strict enforcement of environmental laws by governmental authorities, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of our operations, may cause us to incur significant costs and liabilities that could have a material adverse effect on us.

        On July 1, 2006, the European Union's Restrictions of Hazardous Substances ("RoHS") will come into effect. As a result, the use of lead and certain other specified substances in electronics products will be prohibited in the European Union. We are in the process of ensuring that our manufacturing processes and our suppliers are RoHS compliant. In the event we are not in compliance with RoHS requirements, we could incur substantial costs, including fines and penalties, as well as liability to our customers. In addition, we may incur costs related to inventories containing restricted substances that are not consumed by the RoHS effective dates. There are also European Union requirements with respect to the collection, recycling and management of waste electronic products and components. Under the Waste Electrical and Electronics Equipment ("WEEE") directives, compliance responsibility rests primarily with OEMs rather than with EMS companies, other than products designed and owned by EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations. Failure by our customers to meet the RoHS or WEEE requirements or obligations could impact their businesses and revenue which would adversely impact our financial results. Similar restrictions are being proposed in other jurisdictions, including several states in the United States and the Peoples' Republic of China.

        Our credit agreement and certain indentures contain restrictive covenants that may impair our ability to conduct our business.

        Our outstanding credit agreement, the indenture related to our 7 7/8% Senior Subordinated Notes due 2011 (2011 Notes) and the indenture related to our 7 5/8% Senior Subordinated Notes due 2013 (2013 Notes) contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities. At February 21, 2006, we were in compliance with these covenants. At February 21, 2006, we were limited to approximately $250 million of available debt incurrence under our principal revolving credit facility based on minimum financial ratios.

        We are exposed to interest rate fluctuations.

        The primary objectives of our investment activities are to preserve principal and to maximize yields without significantly increasing risk or materially restricting short-term access to cash. To achieve these objectives, we maintain our portfolio of cash equivalents in a variety of securities, including government and corporate obligations, certificates of deposit and money market funds. As of December 31, 2005, substantially all of our portfolio was scheduled to mature in less than three months. As a result, a 10% change in interest rates would not have a material effect on the fair value of our investment portfolios.

        As of December 31, 2005, we had no cash equivalents that were subject to interest rate risk. The fair value of our cash equivalents approximated the carrying value as of December 31, 2005.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500 million bearing a fixed interest rate of 7.875%. We also entered into agreements which hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin, thereby subjecting us to interest rate risk due to fluctuation in the LIBOR rate. The average interest rate on our 2011 Notes for 2005 was 6.4% after reflecting the interest rate swap. A one percentage point increase in the LIBOR rate would increase our interest expense by $5.0 million annually.

        Shares eligible for public sale could adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 21, 2006, we had 196,891,375 subordinate voting shares and 29,637,316 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act) and shares we issued in connection with our acquisition of Manufacturers' Services Limited (MSL) to persons who were affiliates of MSL. Shares held by our affiliates include all of the multiple voting shares and 2,408,784 subordinate voting shares held by Onex Corporation. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us. Similar resale provisions apply to the subordinate voting shares issued to MSL affiliates in connection with our acquisition of MSL.

        In addition, as of February 21, 2006, there were approximately 31,200,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 15,800,000 subordinate voting shares. Moreover, we may, pursuant to our articles of incorporation, issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

        The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares.

        Onex owns, directly or indirectly, all of the outstanding multiple voting shares and 1.2% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represents 79.0% of the voting interest in Celestica and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and to approve significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement in certain circumstances. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facilities, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns shares with a majority of the voting rights of the shares of Onex. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Onex has, from time to time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares and could do so in the future. These sales could impact our share price, have consequences on our outstanding debt, and change our ownership structure.

        Potential unenforceability of civil liabilities and judgments.

        We are incorporated under the laws of the Province of Ontario, Canada. A significant number of our directors, controlling persons and officers are residents of Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult to effect service within the United States upon those directors, controlling persons and officers who are not residents of the United States or to realize in the United States upon a judgment of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

Item 4. Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions, principally to modify our corporate name and our share capital. Our legal name and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal executive offices are located at 1150 Eglinton Avenue East, Toronto, Ontario, Canada M3C 1H7 and our telephone number is (416) 448-5800. Our website is http://www.celestica.com. Information on our website is not incorporated by reference in this Annual Report.

        As an important IBM manufacturing unit, we provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included our management.

        We are a trusted partner in the delivery of electronic product solutions for leading OEMs in the computing, telecommunications, aerospace and defense, automotive, consumer electronics and industrial sectors. We operate a highly sophisticated global manufacturing network with operations in Asia, the Americas and Europe. Our expertise in quality, technology and supply chain management, and global deployment of Lean and Six Sigma, enables us to improve time-to-market, scalability and manufacturing efficiency for our customers.

Our Acquisitions

        In 2002, we acquired certain assets of NEC Corporation in Miyagi and Yamanashi, Japan, and certain assets from Corvis Corporation in the United States.

        In 2003, we did not complete any acquisitions.

        In 2004, we acquired the shares of MSL and certain assets from NEC Corporation in the Philippines.

        In 2005, we completed three acquisitions. We acquired the shares of Ramnish Electronics Private Limited, CoreSim Inc. and Displaytronix Inc.

        The aggregate purchase price for the 2002, 2004 and 2005 acquisitions was approximately $447 million.

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

B.    Business Overview

        Our goal is to be the partner of choice in the EMS industry. We believe we are well-positioned to achieve this goal, given our position as one of the major EMS providers worldwide and our widely recognized electronic product solutions. Our focus is to (i) improve our operating margins and increase operating efficiency by driving costs lower and delivering supply chain solutions that provide value for Celestica and our customers, (ii) leverage our position in the areas of technology, quality and supply chain management, (iii) develop and enhance profitable relationships with leading OEMs, (iv) broaden the range of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs, (v) continue to diversify our end markets, serving a wide variety of OEMs across various sectors, and (vi) selectively pursue acquisitions that enhance the company's EMS and supply chain capabilities. We believe that success in these areas will allow us to achieve significantly improved financial performance and enhance shareholder value.

        We have operations in Asia, the Americas and Europe. Through our integrated global solutions, including, design and engineering, manufacturing and systems integration, fulfillment and after-market services, we strive to deliver the speed, solutions and results that help our customers succeed in their markets.

        Although historically, we have primarily targeted industry-leading OEMs in the computing and communications sectors, we have taken initiatives to increase our diversification across other markets, such as aerospace and defense, industrial, consumer and automotive, to reduce the risk of reliance on the computing and telecommunications sectors. We supply products and services to over 200 OEMs. In aggregate, our top 10 customers represented 63% of revenue in 2005. The products we manufacture can be found in a wide array of end products, including handheld communications devices, electronic metering devices, hubs and switches, LAN and WAN networking cards, laser printers, mainframe computers, mass storage devices, medical products, modems, multimedia peripherals, PBX switches, personal computers, PDAs, photonic devices, printers and related supplies, routers, scalable processors, servers, switching products, video broadcasting equipment, wireless base stations, wireless loop systems and workstations.

        Our principal competitive advantages include our advanced capabilities in the areas of technology and quality, our flexible and low-cost manufacturing network, our broadening service offerings, and our supply chain management. We are an industry leader in a wide range of advanced manufacturing technologies, using established and emerging process technologies. We believe our test capabilities are among the best in the industry and enable us to produce highly reliable products, including products that are critical to the functioning of our customers' products and systems. Our size, geographic reach and expertise in supply chain management allow us to purchase materials effectively and deliver products to customers faster, thereby reducing overall product costs and reducing the time-to-market.

        We believe that our highly skilled workforce gives us a distinct competitive advantage. Through innovative compensation and an employee stock ownership plan, we have developed an entrepreneurial, participative and team-based culture, with a focus on continuous improvement.

Electronics Manufacturing Services Industry

  Overview

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. As the capabilities of EMS companies have evolved from printed circuit board manufacturing to providing complex electronic product solutions, OEMs have become increasingly reliant upon these solutions to enhance their competitive position in the markets. Today, the leading EMS companies have global manufacturing networks with worldwide supply chain management and offer end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services. By outsourcing their manufacturing and related services, OEMs are able to focus on their core competencies, including product development, sales, marketing and customer service, while leveraging the manufacturing and supply chain expertise of EMS providers.

        We believe increased outsourcing adoption by OEMs will continue, because it allows OEMs to:

        Reduce Operating Costs and Invested Capital.    OEMs are under significant pressure to reduce manufacturing costs and capital expenditures as electronic products have become more technically advanced and the manufacturing process has become increasingly automated, which requires greater levels of investment in capital equipment. EMS companies enable OEMs to gain access to advanced manufacturing facilities, supply chain management and engineering capabilities, additional capacity, greater flexibility for both product ramp-up and changeover, and the economies of scale which EMS companies provide. As a result, OEMs can reduce their overall product lifecycle and operating costs, working capital and capital investment requirements.

        Focus Resources on Core Competencies.    The electronics industry is experiencing greater levels of competition and rapid technological change. In this environment, many OEMs are seeking to focus on their core competencies of product development, sales, marketing and customer service, and to outsource design, manufacturing, supply chain and other product support requirements to their EMS partners.

        Speed Time-to-Market.    Electronics products are experiencing increasingly shorter product lifecycles, requiring OEMs to continually reduce the time required to bring products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers. This includes capabilities relating to design services, quick-turn prototype development and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management.

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

        Access Leading Engineering Capabilities and Technologies.    Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex. As a result, OEMs increasingly rely on EMS companies to provide design, engineering support, manufacturing and technological expertise. EMS companies' design and engineering services can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as with improvements in the performance, cost and time required to bring products to market. In addition, OEMs gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    OEMs are generally increasing their international activities in an effort to expand sales through access to foreign markets. EMS companies with global capabilities are able to offer such OEMs global manufacturing solutions, to meet local content requirements, distribute products efficiently around the world and lower costs.

        Access to Broadening Service Offerings.    EMS providers are continually expanding their service offerings to include related services — such as design, after-market services, and fulfillment — that historically have been performed by OEMs, thereby giving the customer the opportunity to outsource more of its cost of goods sold.

Celestica's Focus

        Our goal is to be the partner of choice in the EMS industry. To achieve this goal, we work closely with our OEM customers to proactively identify and fulfill each of their requirements and we strive to exceed their expectations in areas such as service offerings, reliability and serviceability, quality and delivery. By succeeding in the following areas, we believe we will maximize customer satisfaction, achieve superior financial performance and enhance shareholder value:

        Steadily Improve Operating Margins and Increase Operating Efficiency.    Operating margins and working capital performance showed significant improvement in 2004 and 2005. Though we are still not operating at our target levels, we will continue to focus on: (i) completing our restructuring programs, (ii) leveraging corporate procurement capabilities to lower materials costs, (iii) increasing utilization of facilities to take advantage of significant operating leverage, (iv) deploying corporate cost reduction and productivity enhancement initiatives on a global basis, (v) applying best practices throughout our global operations, (vi) moving production to lower-cost regions, and (vii) compensating our employees based, in part, on the achievement of return on invested capital (ROIC) and customer satisfaction targets. In order to drive greater efficiency, we are also committed to the deployment of Lean and Six Sigma initiatives, designed to improve manufacturing processes by reducing waste and redundancy and improve quality within our manufacturing facilities. We will continue our intensive focus on maximizing asset turnover, which we believe will, combined with the margin enhancement measures described above, increase our ROIC.

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

        Develop and Enhance Profitable, Key Relationships with Leading OEMs.    We seek to build and sustain profitable, key relationships with industry leaders in sectors that can benefit from the delivery of our electronic product solutions. In addition, we are focused on identifying and developing new customer relationships. To this end, we pursue opportunities which exploit our competitive advantages in the areas of technology, quality and supply chain management. We conduct ourselves as an extension of our customers' organizations, which enables us to respond to their needs with speed, agility and a commitment to deliver results. This approach has allowed us to establish and maintain strong manufacturing relationships with a wide range of leading OEMs such as Cisco Systems, IBM, Lucent Technologies and Sun Microsystems. Going forward, we believe our existing OEM customer base will be a strong source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually look to expand the breadth and depth of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. Although we traditionally offered our services in connection with the production of higher-end and more complex products, we have significantly broadened our offering of services to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs in a variety of industry segments. During the past few years, we have acquired additional capabilities in prototyping, design, systems assembly, logistics, fulfillment and after-market services.

        Continue to Diversify End Markets and Customer Base.    Although historically we have targeted industry leading OEMs in the computing and communications sectors, we have recently expanded our diversification across other markets, such as aerospace and defense, automotive, consumer, and industrial, to reduce the risk of reliance on certain sectors. Our acquisition of MSL in 2004 expanded our customer base to include aerospace, automotive, retail systems and peripherals. In 2005, revenue by end-market users was as follows: enterprise communications — 28%; telecommunications — 21%; servers — 18%; storage — 12%; industrial, aerospace and defense — 10%; and consumer, automotive and medical — 11%.

        Selectively Pursue Strategic Acquisitions.    We have completed numerous acquisitions and will continue to selectively seek acquisition opportunities in order to (i) further develop strategic relationships with leading OEMs, (ii) expand our capacity and capability, (iii) diversify into non-traditional market sectors, (iv) broaden our service offerings, and (v) optimize our global positioning. We have developed and deployed a comprehensive integration approach to support our acquisitions. This includes establishing a common culture at all locations with broad-based workforce participation, providing a single marketing "face" to customers worldwide, deploying common information technology platforms, leveraging global procurement and transferring best practices among operations worldwide.

Celestica's Business

  Electronic Product Solutions

        We are positioned as a value-added electronic product solutions provider within the EMS industry, offering a full spectrum of services to capitalize on our extensive technological know-how and intellectual capital. We believe that our ability to deliver a wide spectrum of solutions to our OEM customers provides us with a competitive advantage over EMS providers focused in fewer service areas. We offer a full range of manufacturing services, including those discussed below.

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

        Design.    Our design team works with OEM product developers in the early stages of product development. The design team uses advanced design tools to enable new product ideas to progress from electrical and ASIC design to simulation and physical layout to design for manufacturing. Electronic linkages between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        Green Services™.    We are now providing a suite of services that help our customers to comply with emerging environmental legislation, including the European Union's RoHS and WEEE. RoHS mandates the removal of a number of hazardous substances, including the lead commonly found in electronic products, by July 1, 2006, and WEEE mandates the treatment, recovery and recycling of waste from electrical and electronics equipment.

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

        Product Assembly and Test.    We use sophisticated technology in the assembly and testing of our products, and have continually made significant investments in the development of new assembly and test process techniques and improving product quality, reducing cost and improving delivery time to customers. We work independently and with customers and suppliers to develop leading assembly and test technologies.

        Systems Assembly.    We provide systems assembly services to OEMs. These services require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full system assembly services involve combining a wide range of subassemblies (including PCA) and employing advanced test techniques for various subassemblies and final end products. Increasingly, OEMs require custom build-to-order system solutions with very short lead times. We are focused on exploiting this trend through our advanced supply chain management capabilities.

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

        Failure Analysis.    Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective action. Root causes of failures typically relate to inherent component defects or design robustness deficiencies. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use, and field conditions are simulated in failure analysis laboratories which also employ advanced electron microscopes, spectrometers and other advanced equipment. We are also able to discover failures before products are shipped and, more importantly, our highly qualified engineers are very proactive in working in partnership with suppliers and customers to develop and implement resolutions.

        Logistics.    We are able to leverage our expertise, relationships and global scale in manufacturing, supply chain management and fulfillment to provide a fully integrated logistics solution to meet every need. Our logistics offering includes warehouse and distribution, freight management, logistics consulting services, product and materials visibility and reverse logistics.

        Packaging and Global Fulfillment.    We design and test the packaging of products for bulk shipment or single end-customer use. We have a sophisticated integrated system for managing complex international order fulfillment that allows us to ship worldwide and, in many cases, directly to the OEM's customers.

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

        In addition to these standards, we are committed to the deployment of Lean and Six Sigma throughout our manufacturing network. The implementation of Lean processes helps improve efficiency and reduce waste in the manufacturing process in areas such as inventory on hand, set up times and floor space, and the number of people required for production, while Six Sigma ensures continuous improvement by reducing process variation. Success in these areas helps our customers to lower their costs and contributes to better profitability for us.

        We believe that our success is directly linked to achieving high levels of customer satisfaction. As a result, a portion of our employee compensation is based on the results of extensive customer satisfaction surveys conducted on our behalf by an independent consultant.

  Geographies

        In 2005, approximately half of our revenue was produced in Asia and one-third of our revenue was produced in North America. A listing of our principal locations is included in Item 4, "Information on the Company — Description of Property." We are focused on expanding our resources and capability in lower-cost geographies. We believe that locating in low-cost geographic regions such as Eastern Europe and Asia complements our service offerings by providing low-cost manufacturing solutions to our OEM customers for certain price-sensitive applications.

        Certain information concerning geographic segments is set forth in note 18 to the Consolidated Financial Statements in Item 18.

  Sales and Marketing

        We have adopted a focused marketing approach targeted at creating profitable, key relationships with leading OEMs in our end markets. Our global sales and marketing organizations leverage an integrated set of processes designed to provide consistency to the customer worldwide. Our coordination of efforts with key global customers has been enhanced by the creation of customer-focused units — each headed by a group general manager to oversee the entire relationship with such customers. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, supply chain management teams, as well as senior executives. Our sales resources are directed at multiple management and staff levels within target accounts. Sales offices are located in proximity to key customers and markets.

  Customers

        We have targeted industry leading customers primarily in the computing and communications sectors. We supply products and services to over 200 OEMs, including such industry leaders as Avaya, Cisco Systems, EMC, Hewlett-Packard, IBM, Lucent Technologies, Motorola, NEC, and Sun Microsystems.

        During 2005, our two largest customers, Cisco Systems and IBM, each represented in excess of 10% of total revenue and in aggregate represented 27% of total revenue. During 2004, our two largest customers, Cisco Systems and IBM, each represented in excess of 10% of total revenue and in aggregate represented 26% of total revenue. Our top 10 customers represented approximately 63% of our total revenue in 2005, compared with 65% in 2004.

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

        Our customer-focused factories are highly flexible and are reconfigured continually to meet customer specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly processes. We work with a wide range of substrate types based on the wide range of products we build for our customers — from thin, flexible printed circuit boards to highly complex, dense multi-layer boards.

        Our assembly capabilities are complemented by advanced test capabilities. Technologies include high-speed functional testing, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, three-dimensional laser paste volumetric inspection and scanning electron microscopy, is among the most sophisticated in the EMS industry. Furthermore, we employ internally developed automated robotic technology to perform in-process repair.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development. We are proactive in developing manufacturing techniques that take advantage of the latest component and product designs and packaging. We often work with, or hold a leadership role in, industry groups to advance the state of technology in the industry.

  Supply Chain Management

        We have strong relationships with a broad range of suppliers. We use electronic data interchange with our key suppliers and ensure speed of supply through the strong relationships with our logistics partners and full-service distribution capabilities. During 2005, we procured and managed approximately $6 billion in materials and related services. We view the size and scale of our procurement activities as an important competitive advantage, as it enhances our ability to obtain better pricing, influence component packaging and design and obtain a supply of components in constrained markets.

        We utilize two fully integrated enterprise systems which provide comprehensive information on our logistics, financial and engineering support functions. One system is used in Asia, most of Europe and several locations in the Americas. These systems provide management with the data required to manage the logistical complexities of the business and are augmented by and integrated with other applications, such as shop floor controls, component and product database management and design tools.

        In order to minimize risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the contract terms and conditions. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our incentives in Lean and Six Sigma also focus on eliminating excess inventory throughout our supply chain. In providing electronics manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

        All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or to defer planned production in response to the anticipated unavailability of the critical components. In some cases, supply shortages will substantially curtail production of all system assemblies using that particular component. In addition, at various times there have been industry wide shortages of electronic components. There can be no assurance that such shortages, or future fluctuations in materials cost, will not have a material adverse effect on our results of operations, business, prospects and financial condition.

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

  Competition

        We compete on a global basis to provide electronics manufacturing services to OEMs in our end markets. Our competitors include a large number of domestic and foreign companies, such as Flextronics International, Hon Hai Precision Industry, Jabil Circuit, Sanmina-SCI and Solectron, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. In addition, in recent years, ODMs, companies that provide internally designed products and manufacturing services to OEMs, have been increasing their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products, such as cell phones. While we have not, to date, encountered significant competition from ODMs in our primary markets, such competition may increase if our business in these markets grows or if ODMs expand further into, or beyond, these markets.

        We could also face competition from current and prospective customers which evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, financial, research and development, and marketing resources than we do. We believe that the primary basis of competition in our targeted markets is based on our track record in manufacturing technology, quality, responsiveness, providing value-added services and price. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

  Human Resources

        As of December 31, 2005, we employed approximately 47,000 permanent and temporary (contract) employees worldwide. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly ramp our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required.

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

  Environmental Matters

        We are subject to extensive environmental, health and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. We believe that we currently are in compliance in all material respects with applicable environmental laws. However, there can be no assurance that we will not experience difficulties with our efforts to maintain material compliance at our facilities, or to comply with either currently applicable environmental laws or environmental laws as they change in the future, or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects and financial condition. Our need to comply with present and changing future environmental laws could restrict our ability to modify or expand our facilities or continue production and could require us to acquire costly equipment or to incur other significant expense.

        Some of our operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites.

        Except for the facilities that we acquired in the Omni and MSL transactions, Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis)

were obtained for most of the manufacturing facilities we lease or own in connection with our acquisition or lease of such facilities. Where contamination is suspected, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct such environmental assessments in respect to future property acquisitions where consistent with local practice. These environmental assessments have not revealed any environmental liability that we believe, based on current information, will have a material adverse effect on our results of operations, business, prospects or financial condition, nor are we aware that we have any such material environmental liability, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners at some sites. It is possible that our assessments do not reveal all environmental liabilities, or that there are material environmental liabilities of which we are not presently aware, or that future changes in law or enforcement standards will cause us to incur significant costs or liabilities in the future.

        With respect to environmental legislation at the product level, we are now providing a suite of Green Services™ to help our customers comply with environmental legislation, including the European Union's RoHS and WEEE legislation. RoHS mandates the removal of a number of hazardous substances, including the lead commonly found in electronic products, by July 1, 2006, and WEEE mandates the treatment, recovery and recycling of waste from electrical and electronics equipment.

  Backlog

        Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

  Seasonality

        With a significant exposure to computing and telecommunications infrastructure products, we have historically seen a level of seasonality in our quarterly revenue patterns. Seasonality is reflected in the mix and complexity of the products manufactured. As a result of this mix, our efforts to diversify our revenue base, and limited visibility in technology end markets, it is difficult to predict the extent and impact of seasonality on our business.

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly owned:

        Celestica (US Holdings) Inc., a Delaware corporation.

        Celestica Corporation, a Delaware corporation.

        Celestica (USA) Inc., a Delaware corporation.

        EMS Manufacturing Services (Holdings) Limited, a Barbados corporation.

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation.

        IMS International Manufacturing Services Limited, a Cayman Islands corporation.

        Celestica Holdings Pte Ltd., a Singapore corporation.

        Celestica (Thailand) Limited, a Thailand corporation.

        1282087 Ontario Inc., an Ontario corporation.

D.    Description of Property

        The following table summarizes our principal facilities as of February 21, 2006. Our facilities are used to provide electronic product solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems and other related manufacturing and customer support activities.

Facility	Manufacturing Square Footage	Owned/Leased
	(in thousands)
Toronto, Ontario	888	Owned
Ottawa, Ontario	6	Leased
Denver, Colorado(1)	169	Leased
Little Rock, Arkansas(1)	424	Owned
San Jose, California	58	Leased
Oxnard, California	20	Leased
Fontana, California	223	Leased
Charlotte, North Carolina	305	Leased
Arden Hills, Minnesota	154	Leased
Austin, Texas	51	Leased
Dallas, Texas	107	Leased
Telford, England	146	Leased
Galway, Ireland	133	Leased
Vimercate, Italy(1)	550	Owned
Saumur, France(1)	142	Owned
Rajecko, Czech Republic	170	Owned
Kladno, Czech Republic	166	Owned
Oradea, Romania	200	Owned
Valencia, Spain(2)	518	Owned/Leased
Monterrey, Mexico(2)	406	Leased
Reynosa, Mexico(2)	480	Leased
Queretaro, Mexico	77	Leased
Aquadilla, Puerto Rico	94	Leased
Jaguariuna, Brazil	134	Leased
Shanghai, China(2)	203	Owned/Leased
Dongguan, China(2)	286	Leased
Suzhou, China(2)	556	Owned/Leased
Xiamen, China	117	Leased
Songshan Lake, China	437	Owned
Shatin, Hong Kong	53	Leased
Johor Bahru, Malaysia(2)	385	Owned/Leased
Kulim, Malaysia	324	Owned
Singapore(2)	424	Leased
Miyagi, Japan	273	Owned
Kawasaki, Japan	10	Leased
Laem Chabang, Thailand(2)	722	Owned/Leased
Rayong, Thailand	38	Leased
Cebu, Philippines	125	Leased
Hyderabad, India	13	Leased

(1)
As part of our restructuring plans, we have announced the closure of this site in 2006.

(2)
This represents multiple locations.

        Our principal executive office is located at 1150 Eglinton Avenue East, Toronto, Ontario M3C 1H7. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

        Our land and facility leases expire between 2006 and 2029. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

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

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this document is provided as of February 15, 2006.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements concerning possible or assumed future results of operations preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant head count reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; and our ability to manage our restructuring and the shift of production to lower-cost geographies. These and other risks and uncertainties are discussed in our various filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including this Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

        We are a trusted partner in the delivery of electronic product solutions for leading OEMs in the computing, telecommunications, aerospace and defense, automotive, consumer electronics and industrial sectors. We operate a highly sophisticated global manufacturing network with operations in Asia, the Americas and Europe. Our expertise in quality, technology and supply chain management and global deployment of Lean and Six Sigma enables us to improve time-to-market, scalability and manufacturing efficiency for our customers.

        Through our integrated global solutions, including design and engineering, manufacturing and systems integration, fulfillment and after-market services, we strive to deliver the speed, solutions and results that help our customers succeed in their markets.

Overview of business environment:

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. As the capabilities of EMS companies have evolved from manufacturing to providing complex electronic product solutions such as design and engineering, manufacturing and systems integration, fulfillment and after-market solutions, OEMs have become increasingly reliant on these solutions to enhance their competitive positioning in the marketplace. As a result, the EMS industry has experienced rapid change and growth over the past decade as an increasing number of OEMs have outsourced more of their manufacturing requirements.

        During the period from 2001 to 2003, the EMS industry experienced demand weakness, particularly in the computing and telecommunications end markets, as spending on higher-complexity and infrastructure products was reduced. Our concentration of business with customers in these higher-complexity products had a significant adverse effect on our revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry, resulting in industry restructuring and continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes led to lower utilization rates which also adversely impacted margins for those years. Our revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002 and down 33% from $10.0 billion in 2001.

        Technology end-markets began to show signs of recovery in the latter part of 2003. Revenue for 2004 grew to $8.8 billion from $6.7 billion in 2003, aided by a modestly better economic environment, the acquisition of Manufacturers' Services Limited (MSL) and the addition of new customers in diversified markets. Although operating performance has continued to improve, 2005 continued to be challenging in some of our key end markets. Revenue in the first half of the year showed a more stable revenue environment. However, we experienced unexpected revenue declines in the second half of 2005, resulting in an overall decline in revenue from $8.8 billion in 2004 to $8.5 billion in 2005.

Key strategic initiatives:

        In response to the downturn in the EMS industry, we initiated restructuring plans to rebalance our global manufacturing network and reduce capacity. During the technology downturn, the EMS industry began a major transformation of its manufacturing network. OEM customers wanted their EMS providers to shift more of their production to lower-cost regions, lowering product lifecycle costs and allowing the customers to better compete in their own highly competitive markets.

        In 2001, we announced our first restructuring plan. As the downturn continued, and excess capacity in higher-cost geographies remained, we announced additional restructuring plans through to 2006. The restructuring plans are focused on consolidating facilities, thereby improving capacity utilization while increasing production in lower-cost geographies and accelerating margin expansion. Our capacity utilization was approximately 62% in the fourth quarter of 2005. When all of the planned restructuring actions are completed, we expect to have more capabilities and a significant portion of our global manufacturing network in lower-cost regions. As a result of our past and current restructuring efforts, approximately 80% of our employees as of December 31, 2005 were in lower-cost geographies, up from approximately 60% at the end of 2002.

        Although our 2005 revenue decreased from 2004, we increased our operating margins and further diversified our customer base by increasing our penetration into markets beyond traditional telecommunications and computing markets. Our focus for 2005 and into 2006 is to complete our restructuring, align our capacity, improve our operating margins, increase our business in industry market sectors such as aerospace and defense, consumer, automotive and industrial, and maintain our strong customer focus by further expanding our electronic product solutions offerings to bring about even greater competitive advantage to our customers. In support of these goals, we will:

  •
  continue to implement Lean and Six Sigma principles to enhance efficiencies and improve operating margins;

  •
  restructure the remaining underutilized facilities by the end of 2006;

  •
  divest unprofitable and non-strategic activities;

  •
  acquire companies which will allow us to grow in diversified markets;

  •
  continue to offer innovative technology solutions, such as our Green Services™ offering which enables OEMs to comply with emerging environmental legislation while maintaining their focus on their core business initiatives; and

  •
  further grow our culture of innovation, agility, responsiveness, and leadership.

Summary of 2005

Changes in financing and capital structure:

        We maintained a strong balance sheet throughout 2005 and finished the year with a cash balance of $969 million and an undrawn credit facility. In June 2005, we issued Senior Subordinated Notes due 2013 with a principal amount of $250.0 million. During the third quarter of 2005, we repurchased the remaining outstanding convertible debt (LYONs) for $352.0 million in cash. This repurchase was funded partially by the proceeds from the 2013 Notes issuance.

Acquisitions and divestitures:

        In March 2004, we completed the acquisition of MSL, and in April 2004, we acquired certain assets located in the Philippines from NEC Corporation. In September 2004, we sold certain assets relating to our power operations and exited our reference design business.

        In July 2005, we completed the acquisition of Ramnish Electronics Private Limited, an EMS provider located in India. This strategic acquisition expanded our low-cost EMS manufacturing capabilities and provided us with access to an established customer base in the Indian market. In August 2005, we completed the acquisition of CoreSim Inc., a leader in advanced design analysis and redesign services based in Canada. This acquisition strengthened our design services offering and provided us with access to an expanded customer base in the telecommunications, aerospace and defense, and enterprise markets. In November 2005, we completed the acquisition of Displaytronix Inc, a repair services company in the United States which expanded our repair capabilities in the growing flat-panel display market. The total aggregate cash purchase price for these 2005 acquisitions was $6.5 million, including indebtedness assumed.

        We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that we expect would enhance our global manufacturing network, expand our service offerings, increase our penetration in various industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be.

        We will continue to evaluate our operations and we may propose exiting additional businesses or service offerings in order to better align our operations with our strategic objectives.

Overview of 2005 results:

        Revenue for 2005 of $8.5 billion decreased 4% from $8.8 billion in 2004. Revenue in the first half of 2005 was strong, but weaker end-market demand, primarily from our computing and telecommunications customers, drove a weaker second half, resulting in the overall decrease in revenue from 2004. Revenue from acquisitions was insignificant for the year. Asia's revenue increased 14% from 2004 and now represents approximately one half of our total revenue. Revenue for the Americas and Europe decreased 18% and 17%, respectively, from

2004, primarily due to lower volumes and the transfer of programs to Asia associated with our restructuring initiatives.

        The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Year ended December 31
	2003	2004	2005
Revenue	$6,735.3	$8,839.8	$8,471.0
Gross profit	260.1	407.9	481.1
Selling, general and administrative expenses (SG&A)	273.8	331.6	296.9
Net loss	(266.7)	(854.1)	(46.8)
Basic loss per share	$(1.23)	$(3.85)	$(0.21)
Diluted loss per share	$(1.23)	$(3.85)	$(0.21)

	As at December 31
	2003	2004	2005
Total assets	$5,137.4	$4,939.8	$4,857.8
Total long-term financial liabilities, including principal component of convertible debt	213.9	627.5	751.4

        Although revenue for 2005 decreased compared to 2004, we improved gross margins from 4.6% of revenue in 2004 to 5.7% of revenue in 2005. Included in cost of sales in 2004 is a $16.6 million charge to write-down inventory relating to our exit from the reference design activities and a $44.6 million charge related to inventory for a specific customer. Excluding these inventory charges, gross margin for 2004 would have been 5.3%. The gross margin increase was due principally to cost reductions resulting from restructuring activities, operating efficiencies driven by our continued implementation of Lean and Six Sigma initiatives and the exiting of certain businesses in the Americas in 2004. These improvements were offset partially by the higher than expected costs, in the fourth quarter of 2005, experienced in the Americas region in executing program transfers and meeting demand volatility.

        SG&A expenses for 2005 as a percentage of revenue and on an absolute basis decreased compared to the prior year. SG&A expenses decreased from 3.8% of revenue in 2004 to 3.5% of revenue in 2005. The decrease is in line with lower volumes in 2005 and reflects the lower costs resulting from restructuring and the exiting of businesses.

        During the third quarter of 2005, we cancelled 6.8 million options as part of an option exchange program under our long-term incentive and certain other stock option plans. Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered. This program was part of a plan to restructure our long-term incentive arrangements and to reduce the number of options outstanding. We recorded $6.8 million in 2005 and apportioned the cost between SG&A ($2.9 million) and cost of sales ($3.9 million) based on the employees' functional areas.

        In January 2005, we announced additional restructuring plans to further improve capacity utilization and accelerate margin improvements in response to moderating end markets. We expect to incur restructuring charges in the range of $225 million to $275 million through 2006, of which we recorded $160.1 million in 2005, primarily for the Americas and Europe. The restructuring includes facility closures and a 10% to 15% reduction in our global workforce, primarily targeting our higher-cost geographies where end-market demand did not recover to the levels management requires to achieve sustainable profitability. We recorded $153.7 million in restructuring charges in 2004.

        In the fourth quarter of 2004, we recorded charges of $116.8 million to reflect the estimated remaining recoverable amounts of accounts and notes receivables for one customer. As a result of events in 2005, we recorded a recovery of $13.8 million in the second quarter of 2005.

        As a result of our annual impairment testing in the fourth quarter of 2004, we recorded a goodwill impairment of $288.0 million, a long-lived asset impairment of $99.3 million, and a $248.2 million charge to establish a valuation allowance against deferred income tax assets. In 2005, our impairment assessment resulted in a $1.6 million impairment to long-lived assets. This resulted in a significantly lower net loss for 2005.

Other performance indicators:

        In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	4Q04	1Q05	2Q05	3Q05	4Q05
Days in accounts receivable	38	42	38	40	41
Days in inventory	46	49	47	53	50
Days in accounts payable	(67)	(76)	(72)	(79)	(78)

Cash cycle days	17	15	13	14	13

        Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P (including accruals) for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P.

        Cash cycle days improved by one day in the fourth quarter of 2005 from the third quarter of 2005. Inventory days improved sequentially from the third quarter of 2005 due to higher fourth quarter volumes and a slight decrease in inventory levels. The inventory improvements were offset partially by higher A/R days due to the timing of revenue during the quarter and lower A/P days.

Critical Accounting Policies and Estimates

        We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the Consolidated Financial Statements in Item 18.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

Revenue recognition:

        We derive most of our revenue from the sale of electronics equipment that we have built to customer specifications. We recognize revenue from product sales when all of the following criteria have been met: shipment has occurred; title has passed; persuasive evidence of an arrangement exists; performance has occurred; receivables are reasonably assured of collection; customer specified test criteria have been met; and the earnings process is complete. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

        We provide warehousing services in connection with manufacturing services to certain customers. We assess these contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, we defer recognizing revenue until the products have been shipped to the customer.

Allowance for doubtful accounts:

        We record an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on our knowledge of the financial condition of our customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. If any of our customers have insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by our customers. This may result in our restructuring the debt or extending payment terms which may have a significant adverse effect on our financial condition and results of operations. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses. In 2004, we recorded an additional allowance of $116.8 million to reflect the estimated amounts recoverable from one of our customers.

Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. We regularly adjust our inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Warranty costs:

        We have recorded a liability for warranty costs. As part of the normal sale of a product or service, we provide our customers with product or service warranties that extend for periods generally ranging from one to three years from the date of sale. The liability for the expected cost of warranty-related claims is established when products are sold and services are rendered. In estimating the warranty liability, historical material replacement costs and the associated labor to correct the defect are considered. Revisions to these estimates are made when actual experience differs materially from historical experience. Known product or service defects are specifically accrued as we become aware of such defects. Changes to the estimates could impact the liability and have a resulting impact on margins.

Income tax valuation allowance:

        We have recorded an income tax expense or recovery based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision and net loss.

        We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense. In 2004, we recorded an additional valuation allowance of $248.2 million against the remaining deferred income tax assets in the United States and Europe.

Goodwill:

        We perform our annual goodwill impairment test in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. We recorded an impairment loss in 2002 and 2004. Future goodwill impairment tests may result in further impairment charges.

Long-lived assets:

        We perform our annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We estimate the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. We have recorded long-lived asset impairment losses in every year since 2001. Future impairment tests may result in further impairment charges.

Restructuring charges:

        We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, cost of leased equipment that has been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, we worked with independent brokers to determine the estimated tenant rents we could expect to realize. The estimated amount of future liability may change, requiring potential adjustments to the liabilities already recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

Pension and non-pension post-employment benefits:

        We have pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected healthcare costs. We evaluate these assumptions on a regular basis, taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

A.    Operating Results

        Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to their attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization, mix of manufacturing value-added and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labor, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labor, the costs of transferring and ramping up programs, the impact of foreign exchange fluctuations, and other factors.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31
	2003	2004	2005
Revenue	100.0%	100.0%	100.0%
Cost of sales	96.1	95.4	94.3

Gross profit	3.9	4.6	5.7
Selling, general and administrative expenses	4.1	3.8	3.5
Amortization of intangible assets	0.7	0.4	0.3
Other charges	2.3	6.8	1.6
Accretion of convertible debt	0.3	0.2	0.1
Interest expense, net	—	0.2	0.5

Loss before income taxes	(3.5)	(6.8)	(0.3)
Income taxes expense	(0.5)	(2.9)	(0.3)

Net loss	(4.0)%	(9.7)%	(0.6)%

Change in accounting policies and estimates:

        Effective January 1, 2004, we adopted the CICA Handbook Section 3110, "Asset Retirement Obligations," which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and have retroactively restated our results of operations for 2003 and prior periods. The impact to cost of sales and net loss was $0.9 million for the year ended December 31, 2003.

        Effective December 31, 2004, we adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure," which requires a portion of the LYONs to be presented as liabilities and not as equity. We have retroactively restated 2004 and prior periods. The impact on net loss was a gain of $10.0 million and nil for the years ended December 31, 2004 and 2003, respectively.

        Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from five years to seven years based on our experience and the extended use of these assets. As a result of this change in estimated useful life, depreciation expense included in cost of sales decreased by approximately $6 million in the fourth quarter of 2005. We estimate depreciation expense in 2006 will be lower by approximately $16 million as a result of this change.

Revenue:

        We manage our operations on a geographic basis. The three reporting segments are Asia, the Americas and Europe. The following table shows revenue by reporting segment:

	Year ended December 31
				2005 vs. 2004	2004 vs. 2003
	2003	2004	2005
	(in billions)
Asia	$2.5	$3.5	$4.0	14%	44%
Americas	3.1	3.8	3.1	-18%	22%
Europe	1.4	1.8	1.5	-17%	30%
Inter-segment	(0.3)	(0.3)	(0.1)

Total	$6.7	$8.8	$8.5	-4%	31%

        Revenue decreased 4% to $8.5 billion in 2005 compared to $8.8 billion in 2004. Revenue for the Americas and Europe decreased, while revenue for Asia increased. Asia has benefited from its expanded manufacturing capabilities, improved demand, new customers and the transfer of programs from higher-cost geographies. Approximately one-third of the revenue increase in Asia for 2005 resulted from the transfer of programs. For 2005, these program transfers accounted for less than 10% of Asia's revenue. Asia's revenue now represents approximately one half of our business. Lower volumes from weaker demand, exited businesses and the transfer of programs to lower-cost geographies have negatively impacted revenues for the Americas and Europe. Revenue from acquisitions was insignificant for the year.

        Revenue increased 31% to $8.8 billion in 2004 from $6.7 billion in 2003. Revenue increased in all geographies from 2003. All regions benefited from improved demand from some of our top customers, new business wins and revenue from acquired operations. Although revenue grew in the Americas in 2004 compared to 2003, this growth was negatively impacted by the program transfers to lower-cost geographies. In 2004, Asia benefited from its expanded manufacturing capabilities, transfer of programs from higher-cost geographies and from the NEC acquisition. Organic growth drove a 17% increase in revenue. The MSL and NEC acquisitions increased revenue by a further 14%.

        The following table shows industry market segmentation as a percentage of revenue for the indicated periods:

	Year ended December 31
	2003			2004			2005
Enterprise communications	25%			27%			28%
Telecommunications	23%			22%			21%
Servers	22%			18%			18%
Storage	13%			11%			12%
Industrial, aerospace and defense							10%
Consumer, automotive and medical	17%	*	}	22%	*	}	11%

*
previously categorized as workstations, PCs and other.

        We continue to focus on diversifying our customer base by adding new customers in areas beyond traditional telecommunications and computing markets, such as those in the industrial, aerospace and defense, consumer and automotive sectors. Revenue in these non-traditional markets represented approximately 21% of revenue in 2005, which was down slightly from the prior year.

        The following customers represented more than 10% of total revenue for each of the indicated periods:

Year ended December 31
	2003	2004	2005
IBM	✓	✓	✓
Cisco Systems	✓	✓	✓
Sun Microsystems	✓
Lucent Technologies	✓

        The following table shows customer mix as a percentage of total revenue for the indicated periods:

	Year ended December 31
	2003	2004	2005
Top 10 customers	73%	65%	63%
Non-top 10 customers	27%	35%	37%

        We are dependent upon continued revenue from our top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue, either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations.

        We believe our growth depends on increasing sales to existing customers for their current and future product generations, the expansion and addition of related manufacturing and support services, and successfully attracting new customers. Customers may cancel contracts and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, we have no assurance that any of our current customers will continue to utilize our services, which could have a material adverse effect on our results of operations.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the indicated periods:

	Year ended December 31
	2003	2004	2005
Gross profit (in millions)	$260.1	$407.9	$481.1
Gross margin	3.9%	4.6%	5.7%

        Gross margin improved to 5.7% of revenue in 2005 from 4.6% in 2004. Included in cost of sales for 2004 is a $16.6 million charge to write-down inventory relating to the restructuring of our reference design activities and a $44.6 million charge related to inventory for a specific customer. Excluding these inventory charges, the gross margin for 2004 would have been 5.3%. The improvement in gross margin was principally due to cost reductions resulting from our restructurings, operating efficiencies from our Lean and Six Sigma initiatives and the exiting of certain businesses in the Americas. These improvements were offset partially by the higher than expected costs experienced in the Americas region in executing program transfers and meeting demand volatility in the fourth quarter of 2005. Margins in Europe worsened from the prior year due to lower volumes and associated lower utilization rates, as well as the cost of ramping our Romanian operations.

        Gross margin improved to 4.6% of revenue in 2004 from 3.9% in 2003. Excluding the inventory charges noted above, gross margin for 2004 would have been 5.3%. The gross margin increase was due principally to increased base business volumes, improved operating efficiency and benefits from our restructurings activities. These improvements were offset partially by the costs of ramping new customer programs, costs to support the reference design activities, and higher costs in certain geographies due to the weakened U.S. dollar. The Americas operations showed gross margin improvements from 2003 as a result of the above factors and the exiting of our reference design activities in September 2004. The European operations improved significantly from 2003, benefiting from improved utilization, acquisition volumes, restructuring benefits and cost reductions. The Asian operations benefited from higher production volumes.

        The nature of our business is such that gross margin will fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, manufacturing costs, start-up and ramp-up activities, new product introductions, cost structures at individual sites, and other factors, including pricing due to the overall highly competitive nature of the EMS industry. In addition, the availability of raw materials, which are subject to lead time and other constraints, could affect our revenue and margin growth.

Selling, general and administrative expenses:

        SG&A expenses decreased 10% to $296.9 million (3.5% of revenue) in 2005 from $331.6 million (3.8% of revenue) in 2004. SG&A expenses reflect lower expenses in 2005, the benefits from exiting businesses and restructuring-related cost reductions.

        SG&A expenses increased 21% to $331.6 million (3.8% of revenue) in 2004 from $273.8 million (4.1% of revenue) in 2003. The increase in SG&A expenses, on an absolute basis, reflects the costs to support higher volumes and new business, higher costs in certain geographies due to the weakened U.S. dollar, and the inclusion of SG&A expenses for acquired operations offset, in part, by the benefits from the restructuring programs, and a reduction in research and development costs due to the exit from our reference design activities.

Amortization of intangible assets:

        Amortization of intangible assets decreased 18% to $28.4 million in 2005 from $34.6 million in 2004. In the fourth quarter of 2004, we recorded an impairment charge to write-down our intangible assets, which resulted in reduced amortization expense in 2005. This decrease in expense was offset partially by the amortization of intangible assets arising from the acquisitions completed in 2005.

        Amortization of intangible assets decreased 29% to $34.6 million in 2004 from $48.5 million in 2003. In the fourth quarter of 2003, we recorded an impairment charge to write-down our intangible assets. As a result of the write-down in 2003, the amortization expense decreased in 2004. This decrease in expense was offset partially by the amortization of intangible assets arising from the MSL acquisition.

Integration costs related to acquisitions:

        Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution to accommodate new customers, and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to our existing operations.

        Integration costs were $0.6 million in 2005, $3.1 million in 2004 and nil in 2003. Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

Other charges:

	Year ended December 31
	2001	2002	2003	2004	2005
	(in millions)
2001, 2002 and 2003 restructuring	$237.0	$385.4	$94.9	$6.6	$0.2
2004 restructuring	—	—	—	147.1	20.6
2005 restructuring	—	—	—	—	139.3

Total restructuring (i)	237.0	385.4	94.9	153.7	160.1
Goodwill impairment (ii)	—	203.7	—	288.0	—
Long-lived asset impairment (ii)	36.1	81.7	82.8	99.3	1.6
Gain on sale of surplus land/building	—	(2.6)	(3.6)	(11.3)	(3.1)
Gain on sale of assets	—	—	—	(12.0)	—
Deferred financing costs and debt redemption fees	—	9.6	1.3	1.6	—
Other (iii)	—	—	—	116.8	(13.8)
Gain on repurchase of convertible debt (iv)	—	(12.1)	(23.8)	(32.9)	(13.9)

	$273.1	$665.7	$151.6	$603.2	$130.9

        (i) To date, we have recorded charges in connection with five separate restructuring plans in response to the challenging economic climate and our continuing strategy to move production from higher-cost to lower-cost geographies. These actions, which included reducing our workforce and consolidating and repositioning the number and location of production facilities, were largely intended to align our capacity and infrastructure to anticipated customer requirements for more capacity in lower-cost regions, as well as to rationalize our manufacturing network to lower demand levels.

        These restructuring plans were focused primarily in the Americas and Europe, as those regions were impacted the most by the downturn in business volumes and have high cost structures. Approximately 26,000 employees have been released from the business in connection with the restructuring activities. Approximately 70% of the employee terminations were in the Americas, 25% in Europe and 5% in Asia. To date, over 40 facilities have been closed or downsized, primarily in the Americas and Europe. All cash outlays are expected to be funded from cash on hand.

        We have completed the major components of the 2001 to 2004 restructuring plans, except for certain long-term lease and other contractual obligations we expect to pay out over the remaining lease terms through 2015. We also expect to make certain payments to regulatory agencies in accordance with local labour legislation in Europe through 2008. We expect to incur in 2006 the balance of the restructuring charges of approximately $115 million relative to the 2005 announcements.

        We will continue to evaluate our operations and we may propose future restructuring actions as a result of changes in the marketplace and/or our exit from less profitable operations or services no longer demanded by our customers.

        (ii) In the absence of any triggering events, we conduct our annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond to our planning cycle. As part of our business plans for 2005 and beyond, which we finalized in the fourth quarter of 2004, the reduced future volume expectations in the Americas and Europe resulted in the need to develop new restructuring plans and increase the transfer of major customer programs from higher-cost to lower-cost geographies. As a result, the forecasted revenue and net cash flows were reduced for many sites. In 2004, we recorded non-cash impairment charges primarily in the Americas and Europe, against goodwill of $288.0 million and against long-lived assets of $99.3 million. We recorded a long-lived asset impairment charge in 2005 of $1.6 million.

        We may record goodwill and long-lived asset impairment charges in the future as a result of changes in the EMS industry, customer demand and other market conditions, which may have a material adverse effect on our financial condition.

        (iii) In the fourth quarter of 2004, we recorded charges of $116.8 million to reduce the net realizable value of accounts and notes receivables related to one customer whose financial condition had deteriorated significantly. In the second quarter of 2005, this customer ceased operations and sold certain assets to a third party for cash. By the end of 2005, we had recovered substantially all of our original estimated recoverable amounts. In addition to the above, we recorded $13.8 million in 2005 to reflect additional amounts realized.

        (iv) We have repurchased all of the outstanding LYONs during the past three years and recognized gains and losses which have been apportioned between the principal and option components. We have recognized a gain on the principal component which is recorded in other charges.

Accretion of convertible debt:

        Accretion charges in 2005 were $7.6 million compared to $17.6 million in 2004 and $23.4 million in 2003. The decrease in accretion charges reflects the repurchase of LYONs during the past few years. As of December 31, 2005, all outstanding LYONs have been repurchased. No additional accretion charges will be incurred with respect to the LYONs.

Interest expense/income:

        Net interest expense in 2005 was $42.2 million compared to $19.7 million in 2004. Our expense for 2005 includes a full year of interest charges on the 2011 Notes that were issued in June 2004 and a half year of interest charges on the 2013 Notes that were issued in late June 2005. The average interest rate on the 2011 Notes was 6.4% for 2005, after reflecting the variable interest rate swap agreements. The interest rate on the 2013 Notes was 7.625%.

        Net interest expense in 2004 was $19.7 million compared to net interest income of $4.0 million in 2003. During 2004, we earned less interest income due to lower average invested cash balances compared to 2003. In addition, our expense for 2004 includes interest charges on the 2011 Notes that were issued in June 2004. The average interest rate on the 2011 Notes was 4.9% for 2004, after reflecting the variable interest rate swap agreements.

Income taxes:

        Income tax expense in 2005 was $21.3 million on net loss before tax of $25.5 million, compared to an income tax expense of $252.2 million in 2004 on a net loss before tax of $601.9 million, and an income tax expense of $33.5 million in 2003 on a net loss before tax of $233.2 million. The effective tax rate for 2005 reflects the tax expense in jurisdictions with current taxes payable.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2006 and 2012), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the impairment of deferred income tax assets. The tax holidays are subject to conditions with which we expect to continue to comply.

        In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $533.0 million is required in respect of our deferred income tax assets as at December 31, 2005 (December 31, 2004 — $510.6 million).

        Included in the 2004 valuation allowance of $510.6 million is a charge of $248.2 million relating to a valuation allowance for most of the remaining deferred income tax assets in the United States and Europe. In previous reporting periods, we provided valuation allowances for future tax benefits resulting from net operating loss carryforwards and for certain other deductible temporary differences where we believed our ability to realize the benefit in the future was in doubt. We believed it was more likely than not that the remaining net deferred income tax assets would be realized principally based upon forecasted taxable income, generally within the net operating loss carryforward period. During the fourth quarter of 2004, in the course of finalizing our 2005 business plan, we identified significant developments, discussed in other charges above, which we considered in determining our valuation allowance. Reduced future expected profits and the costs of restructuring actions and planned program transfers negatively impacted previous estimates of taxable income, particularly in the United States and Europe. We determined the more likely than not criteria was no longer met, and accordingly, increased the valuation allowance. We expect to record a full valuation allowance on future deferred income tax assets in these jurisdictions until a sustainable level of taxable income is reached.

        Also included in the 2004 valuation allowance is $51.1 million attributable to the acquisition of MSL. Decreases in the MSL valuation allowance in future years will be recorded as adjustments to intangible assets.

        As at December 31, 2005, the net deferred income tax asset balance was $11.3 million. We believe we will generate sufficient future taxable income to realize the benefit of these deferred income tax assets.

        We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

        Certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, in particular inter-company financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. We believe we have substantial defenses to the asserted deficiencies and that we have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these asserted deficiencies and any resulting proceedings, and if these asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

B.    Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the indicated periods:

	As at December 31
	2003	2004	2005
	(in millions)
Cash and short-term investments	$1,028.8	$968.8	$969.0

	Year ended December 31
	2003	2004	2005
	(in millions)
Cash provided by (used in) operations	$(158.5)	$(139.2)	$218.3
Cash used in investing activities	(169.5)	(79.9)	(111.9)
Cash provided by (used in) financing activities	(494.2)	159.1	(106.2)

Cash from operations:

        In 2005, operating activities provided $218.3 million in cash compared to utilizing $139.2 million in cash in 2004 and utilizing $158.5 million in cash in 2003. Cash from operations was generated primarily from earnings and from lower working capital requirements. Lower working capital was a result of improved accounts receivable collections and the timing of payments.

Cash from investing activities:

        Investing activities in 2005 included a $6.5 million outlay for acquisitions. Capital expenditures in 2005 were $158.5 million, primarily to expand manufacturing capabilities in lower-cost geographies such as China, Romania, Thailand and Mexico, offset in part by proceeds from the sale of vacant facilities. In 2004, investing activities included $39.6 million for acquisitions and capital expenditures of $142.2 million, primarily in lower-cost geographies, offset in part by proceeds from the sale of the power business and the sale of vacant facilities.

Cash from financing activities:

        In June 2005, we received gross proceeds of $250.0 million from the 2013 Notes offering. Offsetting this cash inflow were our repurchases of the remaining outstanding LYONs for a total of $352.0 million in cash.

        Financing activities in 2004 included gross proceeds of $500.0 million from the 2011 Notes offering, offset in part by the LYONs repurchases for cash of $299.7 million and a $38.1 million repayment of loans assumed in the MSL acquisition.

Cash requirements:

        As at December 31, 2005, we have contractual obligations that require future payments as follows:

	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Long-term debt(1)	$751.4	$0.5	$0.5	$0.4	$—	$—	$750.0
Operating leases	206.5	47.0	34.6	28.2	22.6	20.8	53.3

(1)
Includes capital lease obligations of $1.4 million.

        As at December 31, 2005, we have commitments that expire as follows:

	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Foreign currency contracts	$458.3	$442.0	$16.3	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety and performance bonds	80.0	80.0	—	—	—	—	—
Capital expenditures	22.0	22.0	—	—	—	—	—

        Cash outlays for our contractual obligations and commitments identified above are expected to be funded by cash on hand. We also have outstanding purchase orders with certain suppliers for the purchase of inventory. These purchase orders are generally short-term in nature. Orders for standard items can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. Accordingly, the amount of liability from purchase obligations under these purchase orders cannot be quantified in a meaningful way.

        We have not included in the contractual obligations chart above, our agreement with a third-party for the outsourcing of our IT support. Our costs will fluctuate based on usage. We are permitted to terminate this agreement any time after September 30, 2006 for a declining fee.

        Our defined benefit pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments. In 2005, we contributed $17.9 million for the defined contribution plans and $16.1 million for the defined benefit plans. We may, from time to time, make voluntary contributions to the pension plans. In 2005, we also made contributions of $7.7 million to the non-pension post-employment benefit plans to fund benefit payments.

        At December 31, 2005, we had committed $22.0 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies. We expect capital spending for 2006 to be in the range of 1.75% to 2.25% of revenue, and to fund this from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, may require additional debt or equity financing to fund these transactions.

        We have provided routine indemnifications whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

Capital Resources

        We have a credit facility for $600.0 million which matures in June 2007. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at December 31, 2005. Commitment fees for 2005 were $2.6 million.

        The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios at December 31, 2005, we are limited to approximately $250 million of available debt incurrence. The available debt incurrence under the facility has been reduced by covenants relating to the two subordinated note issuances and outstanding letters of credit and guarantees. We were in compliance with all covenants at December 31, 2005.

        Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities available for operating requirements which total $53.2 million at December 31, 2005. There are no borrowings outstanding under these facilities.

        In June 2004, we issued 2011 Notes with an aggregate principal amount of $500.0 million and a fixed interest rate of 7.875%. In June 2005, we issued 2013 Notes with an aggregate principal amount of $250.0 million and a fixed interest rate of 7.625%. These Notes are unsecured and are subordinated in right of payment to all our senior debt.

        We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The issuance of additional equity or convertible debt securities could dilute current shareholders. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. Such financings and other transactions may not be available on terms acceptable to us or at all.

        Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

        Both Standard and Poor's and Moody's Investor Services provide ratings on our senior subordinated notes and a corporate rating on Celestica. These credit ratings are the agencies' current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

        Our corporate rating with Standard and Poor's is currently BB- with a stable outlook, and our subordinated notes rating is B. The notes rating, which is thirteenth out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. Our senior implied rating with Moody's Investor Services is currently Ba3 with a stable outlook, and our senior subordinated notes rating is B2. The subordinated notes rating is thirteenth out of 20 on the rating scale. Obligations rated B2 are considered to be in the mid-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could impact our future cost of borrowing.

        In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank and other qualified purchasers. The purchasers of the accounts receivable are highly rated financial institutions. The program provides for the sale of up to $250.0 million in accounts receivable on a committed basis. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. This program expires in November 2007. As of December 31, 2005, we have sold approximately $264 million in accounts receivable under this program. This new program replaces a prior facility which expired in December 2005. We sold no accounts receivable under this facility after December 1, 2005. As of December 31, 2005, approximately $21 million in accounts receivable were sold and remained outstanding under the prior facility.

Other financial instruments:

        We price the majority of our products in U.S. dollars, and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. The majority of our cash balances are held in U.S. dollars. As a result, we may experience transaction and translation gains or losses because of currency fluctuations. We have an exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Gains or losses on foreign currency contracts that are designated effective and qualify as cash flow hedges of forecasted transactions, are recognized in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. At December 31, 2005, we had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $458.3 million. Our contracts generally extend for periods of up to 16 months. The majority of contracts expire by March 2007 with the exception of one contract which extends to June 2007. The fair value of these contracts at December 31, 2005 was an unrealized gain of $6.9 million. Our current hedging activity is designed to reduce the variability of our foreign currency costs in the regions where we have manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We may, from time to time, enter into additional hedging transactions to minimize our exposure to foreign currency. We cannot be assured that our hedging transactions will be successful.

        In connection with the 2011 Notes offering, we entered into agreements which swap the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements, which mature July 2011, is $500.0 million. The fair value of the interest rate swap agreements at December 31, 2005 was an unrealized loss of $3.1 million. The average interest rate on the 2011 Notes for 2005 was 6.4%, after reflecting the interest rate swaps. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by $5.0 million annually.

Outstanding Share Data

        As at December 31, 2005, we had 196.7 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares.

Related Party Transactions

        We are party to a management services agreement with our parent company (Onex) dated July 1, 2003 whereby Onex has agreed to provide certain strategic planning, financial and support services to us as we may reasonably request from time to time having regard to Onex's experience, expertise and personnel. We have agreed to pay Onex certain fees under the agreement, including a base fee and a performance incentive fee, if applicable. The base fee is equal to approximately $1.0 million per year. The incentive fee portion is tied to our performance. In the event of a change in our control, Onex is entitled to receive an amount equal to the difference between $10.0 million and the aggregate amount of base fees and incentive fees paid to Onex during the term of the agreement.

        In 2005, we expensed management-related fees of $1.6 million charged by our parent company.

Controls and Procedures

Evaluation of disclosure controls and procedures:

        The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated our disclosure controls and procedures as of the end of the year, and have concluded that such controls and procedures are effective.

Changes in internal controls over financial reporting:

        During the second quarter of 2005, we outsourced a portion of our global IT systems support to a third-party provider. In addition, we outsourced the processing of accounts payable for our operations in the Americas to a third-party provider. These changes were implemented as part of our outsourcing processes and not as a result of any deficiencies identified in our CEO's or CFO's evaluation of our disclosure controls and procedures. We believe these changes have not materially affected, and are not reasonably likely to materially affect, our internal controls over financial reporting.

        During 2005, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, such controls, except as noted in the preceding paragraph.

        Unaudited Quarterly Financial Highlights (in millions)

	2004				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$2,016.9	$2,314.2	$2,176.0	$2,332.7	$2,150.6	$2,250.7	$1,994.4	$2,075.3
Cost of sales	$1,929.0	$2,191.7	$2,072.9	$2,238.3	$2,027.6	$2,119.8	$1,886.1	$1,956.4
Gross profit %	4.4%	5.3%	4.7%	4.0%	5.7%	5.8%	5.4%	5.7%
Net earnings (loss)	$(12.1)	$(7.9)	$(24.4)	$(809.7)	$(11.6)	$12.6	$(19.6)	$(28.2)
Weighted average shares outstanding
— basic	213.2	224.6	225.1	225.7	226.9	226.0	225.8	226.3
— diluted	213.2	224.6	225.1	225.7	226.9	227.5	225.8	226.3
Earnings (loss) per share
— basic	$(0.06)	$(0.04)	$(0.11)	$(3.59)	$(0.05)	$0.06	$(0.09)	$(0.12)
— diluted	$(0.06)	$(0.04)	$(0.11)	$(3.59)	$(0.05)	$0.06	$(0.09)	$(0.12)

Comparability quarter-to-quarter:

        We have reclassified certain prior period information to conform to the current periods' presentation.

        The quarterly data reflects the following:

  •
  all quarters of 2004 and 2005 include the results of operations of MSL acquired in March 2004;

  •
  the second, third and fourth quarters of 2004 and 2005 include the results of operations of NEC Corporation in the Philippines acquired in April 2004;

  •
  the third and fourth quarters of 2005 include the results of operations of CoreSim and Ramnish which were acquired in the third quarter of 2005;

  •
  the fourth quarter of 2005 includes the results of operations of Displaytronix which was acquired in the fourth quarter of 2005;

  •
  all quarters of 2004 and 2005 are impacted by our announced restructuring plans. The amounts vary from quarter-to-quarter; and

  •
  the fourth quarters of 2004 and 2005 include the results of the annual testing of impairments of goodwill and long-lived assets.

        In the third quarter of 2005, we repurchased the remaining outstanding LYONs and recorded a gain on the principal component through other charges. After the third quarter of 2005, we will not record any further accretion charges related to the LYONs.

Fourth quarter 2005 compared to fourth quarter 2004:

        Revenue for the fourth quarter of 2005 decreased 11% to $2.1 billion from $2.3 billion for the same period in 2004, primarily from weaker end-market demand from our core customers. Revenue from our 2005 acquisitions was insignificant. Revenue for Asia grew, while revenue in both the Americas and Europe decreased. Gross profit improved to 5.7% of revenue for the fourth quarter of 2005 from 4.0% for the same period in 2004, primarily due to operating efficiencies from our Lean and Six Sigma initiatives, cost reductions due to restructuring, and the benefit of the change in useful life of certain machinery and equipment, which more than offset the higher than expected costs experienced in the Americas region in executing program transfers and meeting demand volatility in the fourth quarter of 2005, and the 2004 inventory charge related to one customer.

        Absent any triggering factors during the year, we conduct our annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond with our planning cycle. In finalizing our business plan for 2005 and beyond, we identified in the fourth quarter of 2004 that volumes in the Americas and Europe were going to be lower than previously expected. This adversely impacted our assessment of the carrying value of goodwill, long-lived assets and deferred income tax assets. We recorded impairment and other charges amounting to $835.4 million in the fourth quarter of 2004, which resulted in the significant net loss for that quarter. The charges included goodwill impairment of $288.0 million, long-lived asset impairment of $99.3 million, $161.4 million related to uncollectible receivables and an inventory write-down (which is included in cost of sales) for a specific customer, $248.2 million to establish a valuation allowance against deferred income tax assets and $44.8 million in restructuring charges. In the fourth quarter of 2005, we recorded impairment and other charges of $56.9 million, primarily long-lived asset impairment of $1.6 million and $55.3 million in restructuring charges.

Fourth quarter 2005 compared to third quarter 2005:

        Sequentially, revenue for the fourth quarter of 2005 increased 4% from the third quarter of 2005, primarily due to a small rebound in our server segment. Revenue in all geographies increased quarter-to-quarter. The sequential improvement in gross margin for the fourth quarter of 2005 reflects increased volumes and the benefit of the change in useful life of certain machinery and equipment, offset by the higher than expected costs of executing program transfers and meeting demand volatility in the Americas.

Recent Accounting Developments

Vendor rebates:

        In January 2005, the CICA amended EIC-144, "Accounting by a customer (including a reseller) for certain consideration received from a vendor." The consensus is effective retroactively for periods commencing on or after February 15, 2005. The consensus requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable. Otherwise, the rebates would be recognized as purchasing milestones are achieved. The adoption of this consensus did not have a material impact on our consolidated financial statements.

Financial instruments:

        In January 2005, the CICA issued Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries, currently recorded in a separate section of shareholders' equity, will be presented instead in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and changes in the fair value of derivatives designated as cash flow hedges will be recognized in comprehensive income. The existing hedging principles of AcG-13 will be maintained. We currently are evaluating the impact adopting these standards will have on our consolidated financial statements.

Customer considerations:

        In September 2005, the CICA issued EIC-156, "Accounting for consideration given to a customer or reseller by a vendor," which provides guidance to companies that give incentives to customers or resellers in the form of cash, free goods, coupons and other considerations. The standard is effective for 2006. This standard is equivalent to the guidance under U.S. GAAP which we adopted in 2002. The adoption of this standard will not have an impact on our consolidated financial statements.

Embedded leases:

        In December 2004, the CICA issued EIC-150, "Determining whether an arrangement contains a lease," which provides guidance to companies that enter into arrangements that are not legally a lease, but convey a right to use a tangible asset in return for a payment or series of payments. The standard was effective for arrangements entered into or modified after January 1, 2005. The adoption of this standard did not impact us as we have not entered into such arrangements.

C.    Research and Development, Patents and Licenses, Etc.

        Certain information concerning research and development and intellectual property is set forth in Item 4, "Information of the Company — Business Overview — Celestica's Business — Technology and Research and Development."

D.    Trend Information

        The current economic environment continues to reflect moderate end market growth, though end-market visibility remains limited, particularly in the telecommunications and information technology segments.

        The EMS industry continues to see a significant number of outsourcing opportunities including end markets outside of telecommunications and information technology, such as consumer, aerospace, industrial, defense, automotive and medical. We believe we are well positioned to participate further in this trend towards increased outsourcing by OEMs. OEMs are interested in outsourcing more of their cost of goods sold, and in particular are asking their EMS providers to provide more services in areas such as design, fulfillment, logistics, and after-market services.

        While pricing in the EMS industry has stabilized over the past two years, a significant deterioration beyond current expectations could slow or stall our operating margin progress. While operating margins have improved in the EMS industry during the past two years as revenues increased and companies realized benefits from restructuring activities, the industry remains highly competitive from both North American and Asian-based competitors.

        The EMS industry continues to restructure and reduce under utilized capacity, particularly in the higher-cost geographies of the Americas and Western Europe. Concurrently, the industry is increasing capacity in lower-cost geographies such as Asia, Eastern Europe and Mexico as customers require the lowest cost solutions to compete in their highly competitive end markets.

E.    Off-Balance Sheet Arrangements

        Certain information concerning our off-balance sheet arrangements is set forth in "— B. Liquidity and Capital Resources — Capital Resources — Other Financial Instruments" and "— B. Liquidity and Capital Resources — Liquidity — Cash Requirements."

F.     Tabular Disclosure of Contractual Obligation

        Tabular disclosure of certain of our contractual obligations is set forth in "— B. Liquidity and Capital Resources — Liquidity — Cash Requirements."

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

Name	Age	Position with Celestica	Residence
Robert L. Crandall	70	Chairman of the Board and Director	Florida, US
William A. Etherington	64	Director	Ontario, Canada
Richard S. Love	68	Director	California, US
Anthony R. Melman	58	Director	Ontario, Canada
Gerald W. Schwartz	64	Director	Ontario, Canada
Charles W. Szuluk	63	Director	Florida, US
Don Tapscott	58	Director	Ontario, Canada
Stephen W. Delaney	46	Chief Executive Officer	Michigan, US
Craig H. Muhlhauser	57	President and Executive Vice President, Worldwide Sales and Business Development	New Jersey, US
Anthony P. Puppi	48	Chief Financial Officer	Ontario, Canada
Peter J. Bar	48	Senior Vice President and Corporate Controller	Ontario, Canada
John Boucher	46	Chief Supply Chain and Procurement Officer	New Hampshire, US
Arthur P. Cimento	48	Senior Vice President, Corporate Strategies	California, US
Lisa J. Colnett	48	Senior Vice President, Human Resources	Ontario, Canada
Elizabeth L. DelBianco	46	Senior Vice President, Chief Legal Officer and Corporate Secretary	Ontario, Canada
Michael G. Homer	46	President, Americas Operations	Ontario, Canada
Charles M. Kirk	57	Chief Information Officer	New Hampshire, US
Paul Nicoletti	38	Senior Vice President and Corporate Treasurer	Ontario, Canada
John Peri	44	President, Asia Operations	Hong Kong, China
James Rowan	40	Executive Vice President, Worldwide Operations	Vienna, Austria
Rahul Suri	40	Senior Vice President, Corporate Development	Ontario, Canada
David W. Tiley	44	Senior Vice President, Global Services	California, US

        The following is a brief biography of each of Celestica's directors and senior officers:

        Robert L. Crandall has been a director of Celestica since 1998 and Chairman of the Board of Directors of Celestica since January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the boards of Anixter International Inc., the Halliburton Company, and i2 Technologies Inc., each of which is a public corporation. He is also Chairman and Chief Executive Officer of Pogo, Inc. and a director of Air Cell, Inc., both of which are privately held companies. Mr. Crandall is a member of the Federal Aviation Administration Management Advisory Committee. He holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

        William A. Etherington has been a director of Celestica since 2001. He is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce and is a director of MDS Inc., a public corporation. Mr. Etherington is the former Senior Vice President and Group Executive, Sales and Distribution,

IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He retired from IBM in 2001 with over 37 years of service. He is a member of the President's Council, The University of Western Ontario and the CNIB Lake Joseph Centre Campaign Cabinet. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

        Richard S. Love is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. Mr. Love has been a director of Celestica since 1998. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University and a Master of Business Administration degree from Fairleigh Dickinson University.

        Anthony R. Melman is a consultant in business strategy and finance and acts as Special Advisor, Strategic Acquisitions to Onex, a public corporation. He joined Onex in 1984 and was a Managing Director of Onex until January 2006. Dr. Melman has been a director of Celestica since 1996. He was Senior Vice President of Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities, from 1977 to 1984. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

        Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex and has been a director of Celestica since 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. Mr. Schwartz is a director of Onex, The Bank of Nova Scotia, and Indigo Books & Music Inc., each of which is a public corporation, and Phoenix Entertainment Corp. Mr. Schwartz has been appointed an Officer of the Order of Canada and has been inducted into the Canadian Business Hall of Fame. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, Chairman of the Canadian Friends of Simon Wiesenthal Center and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, and a Doctor of Laws (Hon.) from St. Francis Xavier University.

        Charles W. Szuluk was formerly an officer of Ford Motor Company and President of Visteon Automotive Systems. Mr. Szuluk has been a director of Celestica since 2003. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

        Don Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business. Mr. Tapscott is Chief Executive Officer of New Paradigm Learning Corporation, a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. Mr. Tapscott has been a director of Celestica since 1998. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

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

        Craig H. Muhlhauser has been President and Executive Vice President, Worldwide Sales and Business Development, Celestica since May 2005. He leads the company's global sales and business development initiatives and directs the organization's growth strategy. Prior to joining Celestica in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. Mr. Muhlhauser was serving as President of Exide Technologies when that entity filed for bankruptcy in 2002, was named Chief Executive Officer of Exide Technologies shortly thereafter and successfully led the company out of bankruptcy protection in 2004. Before joining Exide Technologies, Mr. Muhlhauser held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Throughout his career, Mr. Muhlhauser worked across a range of diverse industries spanning the consumer, industrial, utility, automotive and aerospace and defense sectors, holding senior management positions at companies including United Technologies, Asea Brown-Boveri, Lucas Industries and General Electric. Mr. Muhlhauser holds a Bachelor of Science degree in Aerospace Engineering and a Master of Science degree in Mechanical Engineering from the University of Cincinnati.

        Anthony P. Puppi is Celestica's Executive Vice President and Chief Financial Officer. He is responsible for overseeing the corporation's accounting, financial, investor relations and compliance functions in order to enhance and protect Celestica's shareholder value. Mr. Puppi has been a key member of Celestica's executive management team since the company's inception, serving as Chief Financial Officer since Celestica became a wholly-owned subsidiary of IBM Canada in 1994. In June 1998, he led the corporation's initial public offering. He was appointed Executive Vice President in October 1999 and served as General Manager, Global Services from February 2001 to April 2004, overseeing Celestica's after-market services, design, power systems division and plastics division. Prior to his career at Celestica, Mr. Puppi held positions of increasing financial leadership responsibility with IBM Canada, and from 1990 to 1992, served as Controller for IBM's technology facility in Bromont, Quebec. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University.

        Peter J. Bar has been Corporate Controller of Celestica since February 1999 and was appointed Senior Vice President in April 2004. Mr. Bar is responsible for all corporate external reporting, financial planning and budgeting and business controls related matters. He joined Celestica in March 1998, as Vice President, Finance, Power Systems. Prior to joining Celestica, Mr. Bar was the Controller for the Personal Systems Group of IBM Canada. During his 14-year career in the information technology industry, he served in several senior management positions for both IBM Canada and IBM's headquarters in Armonk, New York. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountant designation.

        John Boucher is Celestica's Chief Supply Chain and Procurement Officer, responsible for overseeing Celestica's global supply chain strategy and execution, managing Celestica's global supply partners and directing the company's procurement and commodity management activities. Prior to this, he was President, Americas Operations, and was responsible for all manufacturing operations in Canada, the U.S., Mexico and Brazil. Before joining Celestica in March 2004, he was Group Vice President, Electronics Manufacturing Services Operations, of MSL since 2003. Prior to that, Mr. Boucher was Corporate Vice President, Global Supply Chain Management. Before joining MSL in 1995 as part of the company's founding team, Mr. Boucher managed the start up of after-market operations at Circuit Test Inc. Prior to that, he spent over 17 years with Digital Equipment Corporation, where he held a number of senior management positions. Mr. Boucher's educational background includes: the Executive Program in International Management, Babson College, Wellesley, Massachusetts; the Professional Enrichment program, Boston University; and Fitchburg State College, Business Management program.

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

        Lisa J. Colnett has been Senior Vice President, Human Resources since January 2004, and is responsible for Celestica's global human resources programs and practices. Previously, Ms. Colnett served as Senior Vice President, Chief Information Officer and Worldwide Process Management, and was responsible for key functions including information technology and manufacturing. Prior to that, Ms. Colnett headed the Memory Division of Celestica. Before joining Celestica in 1994, Ms. Colnett spent 13 years with IBM Canada in senior positions spanning materials logistics, cost engineering, site logistics, manufacturing management and human resources. Ms. Colnett holds a Bachelor of Business Administration degree from the University of Western Ontario.

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

        Michael G. Homer has been President, Americas Operations, since November 2004, and is responsible for all manufacturing operations in Canada, the U.S., Mexico and Brazil. Prior to his current position, Mr. Homer was Senior Vice President, Canadian EMS operations since 2003. Before joining Celestica in 2003, Mr. Homer held the roles of President, Honeywell Canada and Vice President, Airbus Programs, for Honeywell's Aerospace Airframes Systems Division. Prior to that, he was General Manager of Honeywell's Toronto Aerospace business and Director of Operations. Before joining Honeywell in 1997, Mr. Homer had an 11-year career in the automotive industry, where he held several senior engineering, production and manufacturing positions with Ford Electronics Manufacturing Corporation. Mr. Homer holds a Bachelor of Engineering degree from McGill University, and accreditation from the University of Tennessee in the area of Productivity through Quality and Lean Enterprise Systems.

        Charles M. Kirk has been Chief Information Officer of Celestica since September 2005. In this role, he is responsible for leading Celestica's Information Technology organization. Before joining Celestica, Mr. Kirk held the position of Senior Vice President and Chief Information Officer at GeoLogistics Corporation, where he was responsible for the company's global IT systems and strategy. Prior to that, he was Senior Vice President, Information Technology at C&S Wholesale Grocers. He also previously held the positions of General Manager, Enterprise Customer Management at General Motors Corporation and Senior Vice President and Chief Information Officer at Fruit of the Loom. Prior to that, Mr. Kirk spent 14 years at Federal Express Corporation in a number of senior positions, including Vice President, International Systems. Mr. Kirk holds a Bachelor of Arts degree from Cornell University and a Master of Business Administration degree from the University of Florida.

        Paul Nicoletti has been Corporate Treasurer since September 2002 and has been a Senior Vice President since April 2004. He is responsible for all corporate finance, tax, and treasury related matters, and since November 2005, is responsible for Celestica's global pricing and customer finance controller's organizations. Previously, he was Vice President, Global Financial Operations since February 2001. Prior to that, from August 1999, he was Vice President, Finance and was responsible for all financial aspects of Celestica's

Canadian and Mexican EMS operations. Before joining Celestica in 1994, Mr. Nicoletti spent five years with IBM Canada. Over the course of his career he held a number of senior financial roles in business development, planning, accounting, pricing and financial strategies. He was responsible for leading all financial strategies and due diligence relating to the divestiture of Celestica from IBM. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        John Peri has been President, Asia Operations since January 2006. He is responsible for Celestica's operations in China, Hong Kong, Japan, Malaysia, Philippines, Singapore and Thailand. He previously held the position of Senior Vice President, Global Quality and Manufacturing Excellence. Prior to this, he led Celestica's Integrated Services line of business organization, and has also held the position of Senior Vice President, U.S. East, where he managed operations for all of Celestica's facilities in the Eastern U.S. region. Prior to joining Celestica in 1994, Mr. Peri spent 10 years at IBM Canada where he held a number of management positions in manufacturing and development, operations, engineering, and program management. Mr. Peri holds a Bachelor of Applied Science degree in Industrial Engineering from the University of Toronto.

        James Rowan has been Executive Vice President, Worldwide Operations since January 2006. He is responsible for managing Celestica's global manufacturing network, overseeing the company's manufacturing execution, and ensuring that all Celestica sites offer the same level of industry-leading capability and customer care. He is also charged with directing operational consistency in global quality and efficiency improvement initiatives such as Lean and Six Sigma. Prior to this, he held the position of President, Europe Operations. Before joining Celestica in January 2005, Mr. Rowan was the Vice President of European operations at a leading EMS provider for five years. Prior to that, he was President, Europe at Altatron. Mr. Rowan has also held senior management positions at International Components Corporation (ICC) and was the founder of Electroconnect, a specialist contract electronics manufacturer, acquired by Prestwick Holdings in 1992. He has certifications from Glasgow College of Technology and Glasgow Caledonian University, including a Mechanical Engineering Apprenticeship, (EITB), as well as an HNC in Mechanical and Production Engineering, and an ONC in Electrical & Electronics Engineering.

        Rahul Suri has been Senior Vice President of Celestica since July 2000. As Senior Vice President, Corporate Development, Mr. Suri directs Celestica's worldwide non-organic growth initiatives, including mergers and acquisitions, joint ventures and partnerships. Mr. Suri has close to two decades of mergers and acquisitions and related experience. Prior to joining Celestica, he held various positions in the mergers and acquisitions field, including managing director with the M&A Group at BMO Nesbitt Burns Investment Banking, and Partner at the law firm of Davies, Ward & Beck (now Davies Ward Phillips & Vineberg). Mr. Suri was also a visiting professor at Queen's University Law School for three years, where he taught advanced corporate law and mergers and acquisitions. In 1992, he served as an advisor to the Chairman and the Executive Director of the Ontario Securities Commission on policy and legal matters. Mr. Suri has a Master of Arts degree in Law from Cambridge University, England. He is a member of the Canadian Bar Association and the Law Society of Upper Canada.

        David W. Tiley has been Senior Vice President of Celestica's Global Services since July 2005. He is responsible for enhancing the company's services portfolio by anticipating and delivering integrated services and solutions that meet the dynamic business needs of Celestica's customers. He provides business solutions that enable customers to be more competitive in their markets through increased efficiency and improvements in operational excellence. Before joining Celestica in 2004, Mr. Tiley was the founder, President and Chief Executive Officer of Alventive, a product lifecycle management company, focused on the new product introduction process. He was also Chief Executive Officer of Visionary Design Systems and IronCAD, and prior to that spent several years at Hewlett-Packard in a number of sales, marketing and management roles. Mr. Tiley holds a Bachelor of Science degree in Mechanical Engineering from Purdue University.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.    Compensation

Aggregate Compensation of Directors and Officers

        Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. Under the directors' compensation plan, directors receive an annual retainer fee of $45,000. The Chairmen of the Audit, Compensation and Executive Committees are entitled to an additional annual retainer of $10,000. The non-executive Chairman, who also serves as the Chairman of the Corporate Governance Committee, receives an additional annual retainer of $30,000. Directors receive a fee of $2,500 for each day of meetings of the Board of Directors and Committee meetings attended. Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day, except that a separate attendance fee is paid for each Executive Committee meeting, even if it occurs on the same day as other meetings. Directors who travel outside of their home state or province to attend a meeting are entitled to a travel fee of $2,500. Directors receive half of their fees (or may elect to receive all of their fees) in Deferred Share Units, or DSUs. Each DSU represents the right to receive one subordinate voting share when the director ceases to be a director. The number of DSUs paid in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the New York Stock Exchange (NYSE) on the date of the meeting and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Directors also receive annual grants of DSUs. Each director receives 3,350 DSUs annually, except for the Chairman, who receives 6,700 DSUs annually. Eligible directors receive an initial grant of 10,000 DSUs when they are appointed to the Board. Directors do not receive options as the Board elected to discontinue the director option program in 2004.

        We have a minimum shareholding requirement for independent directors. The guideline provides that directors on the Board are to hold securities of Celestica with a value equivalent to five times their respective annual retainer. Although directors will not be deemed to have breached the guideline by reason of a decrease in the market value of our securities, the directors will be required to purchase additional securities within a reasonable period of time to comply with the guideline. Directors have until the later of five years from their respective first election dates and five years from the effective date of this policy, April 22, 2004, to meet the share ownership requirement. Interim targets have also been established. All of Celestica's directors are in compliance with, or on track to be in compliance with, the requirement to hold securities with a value equivalent to five times their respective annual retainer.

        The aggregate cash equivalent of compensation we paid in 2005 for our directors in their capacity as directors was $565,000. In addition, an annual grant of DSUs was made to the directors with a cash equivalent of $225,924 based on the closing price of our subordinate voting shares on the NYSE on February 21, 2006 of $11.19.

        The aggregate compensation earned in 2005 for our senior officers as a group was $8,188,000.

        As at December 31, 2005, executive officers and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

Number of Subordinate Voting Shares	Purchase Price Per Share
157,444	$5.00
33,700	$7.50
227,500	$8.75
3,750	$10.40
45,000	$10.62
1,519	$10.67
20,000	$11.22
1,406	$12.80
5,625	$12.99

50,000		$13.00
50,000		$13.10
28,125		$13.52
276,800		$14.86
8,000	C$	15.35
20,000		$16.43
40,000		$17.10
350,000		$17.15
249,000	C$	18.00
30,000		$18.25
100,000		$18.66
148,880	C$	18.90
6,000		$19.81
21,600	C$	20.625
3,750		$21.83
570,000	C$	22.75
20,000	C$	22.89
70,000		$22.97
3,000	C$	23.29
40,000		$23.41
20,000	C$	24.92
237,000	C$	29.11
5,000		$32.40
20,000	C$	34.50
20,000		$35.95
40,000		$41.89
40,000		$44.23
40,000		$48.69
100,000		$50.00
140,000	C$	57.845
169,000	C$	66.06
20,000	C$	66.78
20,000	C$	72.60
25,000	C$	73.50
75,000	C$	86.50

        These options expire at various dates from January 1, 2007 through October 5, 2015. See "— Compensation — Long-Term Incentives" below. See note 9 to the Consolidated Financial Statements in Item 18 for further information about options.

Remuneration of Named Executive Officers

        The following table sets forth the compensation of the Chief Executive Officer, the Chief Financial Officer and the three other most highly-compensated executives of Celestica during the year ended December 31, 2005 (collectively, the "Named Executive Officers") for services rendered in all capacities during our two most recently completed financial years.

Summary Compensation Table

				Long-term Compensation Awards
	Annual Compensation(1)
				Securities Under Options Granted(2)	Units Subject to Resale Restrictions(3)(13)		LTIP Payouts		All Other Compensation(4)
Name and Principal Position	Year	Salary	Bonus
		($)	($)	(#)	($)		($)		($)
Stephen W. Delaney(5) Chief Executive Officer	2005 2004	750,000 550,000	461,813 —	189,396 100,000	1,250,000 4,767,400	(9)	— —		141,570 110,203
Anthony P. Puppi(6) Executive Vice President, Chief Financial Officer	2005 2004	668,593 604,978	351,305 —	60,990 44,000	747,500 4,079,382	(10)	— —		6,663 5,985
J. Marvin MaGee(6) Executive Vice President, Worldwide Operations	2005 2004	668,593 604,978	— —	— 44,000	— 4,079,382	(10)	— —		40,341 41,182
Neo Kia Quek(7) Senior Vice President, Asia Operations	2005 2004	447,543 390,000	243,284 607,430	— 28,000	— 836,866	(11)	106,100 —	(12)	77,000 —
Craig Muhlhauser(8) President, Executive Vice President, Business Development	2005 2004	343,750 —	237,064 —	124,244 —	2,210,000 —		— —		6,981 —

(1)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2)
All amounts in this column represent Performance Contingent Stock Options, or PCOs, with the following exceptions: Mr. Quek received 28,000 stock options in 2004 and Mr. Muhlhauser received 50,000 stock options upon hire. All PCOs for 2005 were granted on January 31, 2006 with a strike price of U.S.$10.00 or C$11.43, which were the closing price of Celestica's subordinate voting shares on January 30, 2006 on the NYSE and TSX, respectively. PCOs vest at the end of the performance period (typically three years) and are subject to performance conditions. The number that will actually vest will vary from 0 to 200% of the target shown. See "— Compensation Philosophies — Mid-Term and Long-Term Incentives — Celestica's Long-Term Incentive Plan — Performance-Contingent Option." The number of PCOs are shown at target performance. In prior years, the number of PCOs was shown at 200% performance achievement.

(3)
Amounts shown represent Restricted Share Units, or RSUs, and Performance Share Units, or PSUs, issued under the Celestica Long-Term Incentive Plan or the Celestica Share Unit Plan, valued as of the grant date. See "— Celestica's Long-Term Incentive Plan — Restricted Share Units." PSUs are subject to performance conditions. See "— Celestica's Long-Term Incentive Plan — Performance Share Units." PSUs vest on January 31, three years following the grant date. The RSUs for 2005 were granted on January 31, 2006 and vest on December 1, 2008. The share price used to value the units granted on January 31, 2006 is U.S.$10.00, which was the closing price of Celestica's subordinate voting shares on the NYSE on January 30, 2006. The number of PSUs is shown at target performance. The number that will actually vest will vary from 0 to 200% of the target amount shown. In prior years, the number of PSUs was shown at 200% performance achievement.

(4)
Represents amounts contributed under Celestica's defined contribution pension plans for Messrs. Delaney, MaGee and Muhlhauser (see "— Pension Plans"), Celestica contributions to CESOP for Messrs. Delaney, Puppi and Muhlhauser (see "— Employee Share Ownership Plan"), and, in Mr. Delaney's case, housing and travel costs and a tax equalization payment, and, in Mr. Quek's case, amounts payable under our 2005 option exchange program, of which 50% was paid in 2005 and 50% will be paid upon his retirement at the end of 2006.

(5)
Mr. Delaney's salary is set in U.S. dollars; however, he is paid in Canadian dollars. An adjustment to reflect the exchange rate differentials is made on a quarterly basis to ensure his pay reflects the U.S. salary value.

(6)
Mr. Puppi is paid in Canadian dollars. Mr. MaGee, whose employment at Celestica ceased on February 2, 2006, was also paid in Canadian dollars. Amounts shown are in U.S. dollars converted at a rate of C$1.2115 per U.S.$1.00 for 2005 and C$1.3017 per U.S.$1.00 for 2004.

(7)
Mr. Quek is paid in Singapore dollars. Amounts shown are converted into U.S. dollars from Singapore dollars (S$) at an exchange rate of S$1.6639 per U.S.$1.00 for 2005 and S$1.69 per U.S.$1.00 for 2004. Mr. Quek has announced his intention to retire at the end of 2006.

(8)
Mr. Muhlhauser joined Celestica on May 16, 2005 and received a new hire grant of 100,000 RSUs. His salary has been prorated to reflect current year earnings. His annual salary is $550,000 and he is paid in U.S. dollars.

(9)
Represents 200,000 RSUs vesting on January 31, 2007, 30,000 RSUs vesting on December 9 2007 and 60,000 PSUs vesting on January 31, 2008.

(10)
Represents 200,000 RSUs vesting on January 31, 2007, 14,600 RSUs vesting on December 9, 2007 and 29,100 PSUs vesting on January 31, 2008.

(11)
Represents 10,000 RSUs vesting on December 31, 2005, 24,600 RSUs vesting on December 9, 2007 and 18,500 PSUs vesting on January 31, 2008.

(12)
10,000 RSUs vested on December 31, 2005. Valued at $10.61 which was the closing price of Celestica's subordinate voting shares on the NYSE on January 3, 2006 which is the first business day following the vesting.

(13)
The table below represents the number of share units granted for 2005 and the corresponding vesting dates:

Celestica's Mid-Term Incentive Plan Awards (granted on January 31, 2006)

			Performance Share Units
	Restricted Share Units				Units for Release
Name	Units Granted	Release Date	Units Granted	Release Date	# Released Minimum Performance	# Released Target Performance	# Released Maximum Performance
	(#)		(#)		(#)	(#)	(#)
Stephen W. Delaney	—	N/A	125,000	January 31, 2009	—	125,000	250,000
Anthony P. Puppi	23,000	December 1, 2008	51,750	January 31, 2009	—	51,750	103,500
J. Marvin MaGee	—	N/A	—	N/A	N/A	N/A	N/A
Neo Kia Quek	—	N/A	—	N/A	N/A	N/A	N/A
Craig Muhlhauser	28,000	December 1, 2008	63,000	January 31, 2009	—	63,000	126,000
	100,000	June 6, 2008	—	N/A	N/A	N/A	N/A

        The table below represents the aggregate number of Units outstanding for each of the Named Executive Officers, and the value of such Units as at December 31, 2005 based on a share price of $10.56.

Performance/Restricted Share Units Outstanding as at December 31, 2005

Name	Type of Unit	Aggregate Number of Units	Value of each Unit type at December 31, 2005	Total value as at December 31, 2005
		(#)	($)	($)
Stephen W. Delaney	RSU	245,000	2,587,200
	PSU	60,000	633,600	3,220,800
Anthony P. Puppi	RSU	214,600	2,266,176
	PSU	29,100	307,296	2,573,472
J. Marvin MaGee	RSU	214,600	2,266,176
	PSU	29,100	307,296	2,573,472
Neo Kia Quek	RSU	24,600	259,776
	PSU	18,500	195,360	455,136
Craig Muhlhauser	RSU	100,000	1,056,000
	PSU	—	—	1,056,000

Options Granted During Year Ended December 31, 2005 to Named Executive Officers.

        The following table sets forth options to purchase subordinate voting shares granted by us to the Named Executive Officers during the year ended December 31, 2005.

Name	Subordinate Voting Shares Under Options Granted(1)		% of Total Options Granted to Employees in 2005(2)	Exercise Price		Market Value of Subordinate Voting Shares on the Date of Grant		Expiration Date
	(#)			($/share)		($/share)
Stephen W. Delaney	189,396	(1)	11.0%	U.S.$	10.00	U.S.$	10.00	January 31, 2016
Anthony P. Puppi	60,990	(1)	3.5%	C$	11.43	C$	11.43	January 31, 2016
J. Marvin MaGee	—		—		—		—	—
Neo Kia Quek(3)	—		—		—		—	—
Craig Muhlhauser	74,244	(1)	7.2%	U.S.$	10.00	U.S.$	10.00	January 31, 2016
	50,000	(4)		U.S.$	13.00	U.S.$	13.00	June 6, 2015

(1)
All amounts shown in this column represent PCOs with the following exception: Mr. Muhlhauser received 50,000 stock options upon hire. All PCOs for 2005 were granted on January 31, 2006 with a strike price of U.S.$10.00 or C$11.43. PCOs vest over 3 years (see "— Performance-Contingent Stock Options"). The number of PCOs shown assumes vesting based on target (100%) performance. The actual number of PCOs that will vest will vary from 0 to 200% of the target number shown.

(2)
All amounts shown in this column are calculated using the target number.

(3)
Mr. Quek has announced his intention to retire at the end of 2006 and therefore did not receive an option grant.

(4)
Mr. Muhlhauser joined Celestica in 2005. He was granted 50,000 options on June 6, 2005 at U.S.$13.00 in conjunction with his offer of employment. These options are not subject to performance conditions and vest over 4 years at 25% each year.

        Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2005 for Named Executive Officers.

        The following table sets forth certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2005 and subordinate voting shares under option to the Named Executive Officers at December 31, 2005.

			Unexercised Options at December 31, 2005		Value of Unexercised in-the-Money Options at December 31, 2005(1)
	Subordinate Voting Shares Acquired on Exercise
		Aggregate Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Stephen W. Delaney	—	—	204,583	210,417	—	—
Anthony P. Puppi	—	—	331,029	125,667	221,377	—
J. Marvin MaGee	96,132	619,090	390,833	138,167	—	—
Neo Kia Quek	210,000	1,817,550	133,250	79,250	152,945	—
Craig Muhlhauser	—	—	—	50,000	—	—

(1)
Based on the closing price of the subordinate voting shares on the NYSE on December 30, 2005 of $10.56.

Compensation Philosophy and Objectives

        Celestica's executive compensation policies and practices are designed to: (i) align the interests of the executive officers with the interest of our shareholders by ensuring there is a significant component of compensation that is performance-based; (ii) link executive compensation to the performance of Celestica relative to that of our competitors and the contribution of the individual to such performance; (iii) compensate executive officers at a level and in a manner that ensures Celestica is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities; and (iv) ensure direct accountability for the overall results of Celestica.

        The compensation of Celestica's executive officers is comprised of the following elements: base salary, short-term incentives (annual cash bonus plan), mid-term incentives (performance and restricted share units), long-term incentives (regular and performance stock options) and benefits. The following chart summarizes each element of compensation:

Element	Form	Eligibility	Performance Period	Determination
Base Salary	Cash	All executives, up to and including CEO	1 year	• Salary benchmarking at market median and individual performance determines pay level.
Annual Incentive	Cash	All executives, up to and including CEO	1 year	• Various combinations of corporate and business units results, depending on position.
• Individual results.
• Performance relative to key competitors for SVP level and above.
Mid-Term Incentive	Restricted Share Units ("RSUs")	All executives, up to and including CEO	Typically 3 years, released at end of period	• Each RSU entitles the holder to receive one subordinate voting share of Celestica on the release date.
• Initial grant value is based on market median compensation and individual performance.
• Final value is based on the share price at time of release.

Mid-Term Incentive	Performance Share Units ("PSUs")	All executives, up to and including CEO	Typically 3 years, released at end of period	• Each PSU entitles the holder to receive one subordinate voting share of Celestica on the release date.
• Initial grant value is based on market median compensation and individual performance.
• Number of shares released varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant.
• Final value is based on share price at time of release.
Long-Term Incentive	Stock Options	All executives, up to and including CEO	Vest at a rate of 25% annually over the first four years with a 10-year term	• Initial grant value is based on market median compensation and individual performance.
• Final value is based on share price at time of exercise relative to the exercise price, which is the market price at the close of business on the day prior to the grant.

Long-Term Incentive	Performance Contingent Stock Options ("PCOs")	Executive Vice Presidents and CEO	Vest at a rate of 33 1/3% annually, subject to a performance multiplier, over the first 3 years and have a 10-year term
• Initial grant value is based on market median compensation and individual performance.
• Number of PCOs that vest varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant.
• Final value is based on share price at time of exercise relative to the exercise price, which is the market price at the close of business on the day prior to the grant.
Benefits	Health, dental, pension, life insurance and long-term disability programs	All employees	Ongoing	• Based on market median in local geography.

        Our Compensation Committee benchmarks all elements of executive compensation against executive compensation of a comparator group of North American companies in the technology sector with revenue similar to Celestica and including four of our direct competitors in the EMS industry, which we refer to as the EMS competitors. The Compensation Committee reviews and approves the comparator companies each year.

        For executive positions where no direct comparison exists or where there is insufficient data within that group, benchmarking is done using executive salary survey data for organizations similar in size to Celestica pursuant to a process approved by the Compensation Committee.

        Target compensation is benchmarked at the market median (50th percentile) for both executive and non-executive levels.

        At the executive levels, a high portion of the weighting includes "at risk" components which comprise an annual cash incentive and equity-based incentive awards. The variable portion of total compensation has the highest weighting at the most senior levels. This is designed to provide rewards based on organizational performance and ensures a strong alignment with shareholder interests. The average weighting of compensation elements is set out in the following chart:

	Base Salary	Annual Incentive	Equity
Chief Executive Officer	20%	20%	60%
Executive Vice President	25%	20%	55%
Senior Vice President	35%	20%	45%
Vice President	50%	15%	35%

Base Salary

        Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices through market median benchmarking.

        Base salaries are reviewed annually and adjusted, as appropriate. Although base salaries are not directly linked to corporate performance, Celestica considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments.

Annual Incentive Plans

Celestica Executive Team Incentive Plan

        Executives of Celestica participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to achievement relative to pre-determined targets for financial and customer results at a corporate or business unit level, individual performance and Celestica's performance relative to the EMS Competitors on key financial metrics. Corporate and business unit targets are based on returns on invested capital, or ROIC, and customer satisfaction. Targets are approved by the Board on the recommendation of the Compensation Committee.

        Results for these metrics determine the amount of the annual cash incentive. Each metric of the incentive plan is capped at a target level of achievement unless a profitability threshold is met. In 2005, overall business results were below target.

        For those executives at the level of Senior Vice President and higher, the Compensation Committee reviews each executive's individual performance relative to business results, teamwork and the executive's key accomplishments. This assessment is factored into the executive's earned award and can increase or decrease the value of the incentive award.

        The Compensation Committee also evaluates the Corporation's performance for the year relative to that of the EMS Competitors. This evaluation is based on performance metrics relating to ROIC and adjusted earnings per share, or EPS, but is ultimately within the Committee's discretion. In 2005, Celestica's performance relative to that of the EMS Competitors would have resulted in a relative performance factor of 1.5 based on the ROIC and EPS metrics; however, based on the recommendations of the Chief Executive Officer, the Committee set the relative performance factor to 1.0 as a reflection of overall company results. In 2005, bonus payments to most executives were below target.

Celestica Team Incentive Plan

        Any executives not participating in the Executive Team Incentive Plan and most non-executive employees participate in the Celestica Team Incentive Plan. Awards under this plan are based on corporate or business unit financial and customer results, as well as individual performance.

Mid-Term and Long-Term Incentives

        Celestica's mid-term and long-term equity-based incentive plans for senior executives consist of performance share units (PSUs), restricted share units (RSUs), stock options, and performance-contingent stock options (PCOs). The objectives of the mid-term and long-term equity-based incentive plans are to: align employee interests with those of our shareholders and incentivize appropriate behaviours for long-term performance; reward employees for their contribution to Celestica's success; and enable Celestica to attract and retain the qualified and experienced employees who are critical to our success.

        The equity mix varies by employee level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results.

        The interests of any eligible participant under the long-term equity incentive plans or in any award under those plans are not transferable, subject to limited exceptions.

        The mid and long-term equity incentive plans, or the terms of any award granted thereunder, may be amended by the Board of Directors, subject to obtaining any required regulatory approvals and participant and shareholder approval if required.

        The Compensation Committee recommends to the Board of Directors for approval all awards under equity-based incentive plans for the Chief Executive Officer and the Executive and Senior Vice Presidents.

        Mid-term and long-term incentives to employees are issued under Celestica's Long-Term Incentive Plan (the "LTIP"), which allows Celestica to satisfy its obligations by issuing shares from treasury, acquiring shares in the market or paying cash. Incentives are also issued under the Celestica Share Unit Plan (the "CSUP"), which provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that Celestica may not issue shares from treasury to satisfy its obligations under the CSUP. In determining the number of equity grants to be made in a given year, Celestica targets a maximum level for both burn rate and overhang after taking into account competitive practice with reference to a comparison group that includes its direct competitors. "Burn rate" refers to the number of shares reserved for issuance under equity plans in a given year relative to the total number of shares outstanding. "Overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding. Celestica is taking measurers to lower the overhang and burn rate and has considerably reduced the number of stock option grants it now awards. In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

        The following table shows the equity incentive mix for executives in 2005.

Percentage of Equity-Based Compensation Granted in 2005

	Performance Share Units	Restricted Share Units	Performance Contingent Stock Options	Stock Options
Chief Executive Officer	50%	0%	50%	0%
Executive Vice Presidents	40%	20%	40%	0%
Senior Vice Presidents/Vice Presidents	40%	30%	N/A	30%

  Celestica Long-Term Incentive Plan

        The LTIP is the only security-based compensation plan providing for the issuance of securities from treasury under which grants have been, and continue to be, made by Celestica since we were listed on the TSX. Under the LTIP, the board of directors of Celestica may at its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights (SARs) to eligible participants of Celestica and affiliated entities.

        Under the LTIP, up to 29,000,000 subordinate voting shares may be issued from treasury. The number of subordinate voting shares which may be issued from treasury under the LTIP to directors is limited to 2,000,000. As of February 21, 2006, 1,161,619 subordinate voting shares have been issued from treasury under the LTIP. In addition, Celestica may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market. The LTIP limits the number of subordinate voting shares which may be reserved for issuance to insiders (as defined under TSX rules for this purpose) or any one participant pursuant to options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to 10% and 5%, respectively, of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

        Options issued under the LTIP may be exercised during a period determined under the LTIP, which may not exceed 10 years. The LTIP also provides that, unless otherwise determined by the board of directors, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or our affiliated entities. The exercise price for options issued under the LTIP is the closing price of subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that Celestica may, at our discretion, make loans or provide guarantees for loans to assist participants to purchase subordinate voting shares upon the exercise of options or to assist the participants to pay any income tax exigible upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. To date, Celestica has not provided any such loans or guarantees.

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the subordinate voting shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the weighted average price of subordinate voting shares on the TSX during the period five trading days preceding the exercise date. Such amounts may also be payable by the issuance of subordinate voting shares. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

        Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the board of directors in its discretion. The number of subordinate voting shares which may be issued from the treasury of Celestica under the performance unit program is limited to 2,000,000, and the number of subordinate voting shares which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica. In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

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

        The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors in its discretion. The vesting of PSUs also requires the achievement of specified performance based conditions as determined by the Compensation Committee and approved by the Board of Directors.

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

  •
  High performance means units vest above the target level and results in an award above market median. Conversely, low performance will result in an award below market median or no award.

        PSUs are granted annually under the LTIP and the CSUP to employees at the Vice President level and above based on the recommendation of the Chief Executive Officer and subject to approval of the Board. The number of PSUs granted to any individual is determined with consideration to grants at the median level for the comparator group. The final value of any award is based on subordinate voting share price at time of release. PSUs vest in full at the end of the performance period (typically three years), with no interim vesting.

        The total number of PSUs granted for 2005 to executives totaled 782,350. This represents a vesting level at 100%, which is the target compensation value for this grant. The number of PSUs that vest will range from 0 to 1,564,700 depending on our relative performance ranking.

Performance Vesting
PSU and PCO Vesting Schedule

Performance	Performance Multiplier
1st Ranked	200% of target
2nd Ranked	150% of target
3rd Ranked	100% of target
4th Ranked	50% of target
5th Ranked	0% of target

  Restricted Share Units

        RSUs are granted annually under the LTIP and the CSUP to employees at the Vice President level and above based on the recommendation of the Chief Executive Officer and subject to approval of the Board. The number of RSUs granted to any individual is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. RSUs represent the right to receive an equivalent number of subordinate voting shares, or, at Celestica's election, an equivalent value in cash, at the release date, which is typically three years from the date of the grant. Throughout the year, Celestica may grant RSUs for new hire or retention purposes.

        The number of RSUs granted for 2005 to executives totaled 463,200.

  Stock Options

        Stock options currently are granted annually, under the LTIP, based on the recommendation of the Chief Executive Officer and subject to approval of the Board. During the year, Celestica may grant stock options to newly hired employees or to existing employees for retention purposes.

        The number of stock options granted for 2005 to executives totaled 551,825.

  Performance-Contingent Stock Options

        PCOs provide the opportunity for significant gains for superior corporate performance and reduced gain for lower performance. PCOs vest annually over three years.

        The number of PCOs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. PCOs are granted to the Chief Executive Officer and Executive Vice Presidents.

        The number of options that vest each year is dependent on Celestica's performance on a return on capital measure relative to that of the EMS Competitors for the relevant year. A "catch up" provision applies such that options that did not vest in a prior year due to performance will vest if, after year two or three, Celestica ranks first or second on its ROIC performance metric.

        High performance means options vest at or above the target level and results in an award above market median. Conversely, low performance will result in an award below market median or no award.

        The number of PCOs granted for 2005 to executives, including the Chief Executive Officer, was 377,664. This represents a median vesting level of 100%, which is the target compensation value for this grant. The number of PCOs that vest will range from 0 to 755,328 depending on our relative performance ranking.

        Celestica Share Unit Plan

        Under Celestica's Share Unit Plan (CSUP), our Board of Directors may, at its discretion, grant from time to time, RSUs and PSUs to eligible participants of Celestica and its affiliated entities.

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

        Pursuant to the ESPO Plans, our employees and executives were offered the opportunity to purchase subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each subordinate voting share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO Plans.

        Upon the completion of our initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vested over a period of five years beginning December 31, 1998. All options granted under the ESPO Plans were fully vested as of December 31, 2003. All subordinate voting shares acquired by employees under the ESPO Plans are held either by the employee or by HSBC in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

        Employee Share Ownership Plan

        The purpose of the Celestica Employee Share Ownership Plan ("CESOP") is to enable eligible employees, including executive officers, to acquire subordinate voting shares, so as to encourage continued employee interest in the operation, growth and development of Celestica. Under the CESOP, an eligible participant may elect to contribute an amount, representing no more than 10% of their salary. We would contribute 25% of the amount of employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase subordinate voting shares on the open market.

        Executive Share Ownership

        We have share ownership guidelines for the Chief Executive Officer, Chief Financial Officer, President and Executive Vice Presidents. The guidelines provide that the Chief Executive Officer hold Celestica securities with a value equal to three times his or her base salary and each Executive Vice President hold Celestica securities with a value equal to two times his or her base salary. Each executive is expected to achieve the specified ownership within a period of five years following the later of: implementation of the guideline (January 26, 2005); date of hire; or promotion to a level subject to ownership guidelines. Compliance is reviewed annually on January 31. In assessing compliance, Celestica securities beneficially owned by the executive and all RSUs (vested and unvested) will be included.

Benefits

        Health, dental, pension, life insurance and long-term disability programs are available for all employees. Celestica references the median level of benefits at similarly sized companies in the EMS industry.

Pension Plans

        Messrs. Delaney and Puppi each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits.

        Mr. Delaney participates only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% to 6.75% of salary and paid bonus based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 3% of salary and paid bonus annually on behalf of Mr. Delaney. Mr. MaGee also participated in the defined contribution portion of the Canadian Pension Plan and the Supplementary Plan prior to his departure on February 2, 2006, and at that time Celestica was contributing 6.75% of salary and paid bonus annually on his behalf.

        Mr. Puppi participates only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Canadian Pension Plan is of a modified career average design with benefits based on a three-year average of salary and paid bonus to December 31 of a designated base year (the "Base Year"). In 2005, the Base Year was updated to December 31, 2004 and may be updated from time to time until December 31, 2009. Benefits for the period from October 22, 1996 to December 31, 2004 are calculated by multiplying years of service by the sum of (i) 0.9% of the three year average of salary and paid bonus up to the yearly maximum pensionable earnings ("YMPE") level and (ii) 1.45% of the three year average of salary and paid bonus above the YMPE. Until the next Base Year update, benefits for each year after December 31, 2004 equal the sum of (i) 0.9% of that year's salary and paid bonus up to the YMPE level and (ii) 1.45% of the salary and paid bonus for that year above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

        The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Canadian Pension Plan Table(1)(2)

	Years of Service
Earnings Average	15	20	25	30+(3)	35
$400,000	71,000	94,000	118,000	141,000	141,000
$500,000	88,000	118,000	147,000	177,000	177,000
$600,000	106,000	141,000	177,000	212,000	212,000
$700,000	124,000	165,000	206,000	248,000	248,000
$800,000	141,000	188,000	236,000	283,000	283,000
$900,000	159,000	212,000	265,000	319,000	319,000
$1,000,000	177,000	236,000	295,000	353,000	353,000

(1)
This table assumes total of retirement age and years of service is greater than or equal to 80.

(2)
All amounts are shown converted into U.S. dollars from Canadian dollars at an average daily exchange rate for 2005 of U.S.$1.00 = C$1.2115.

(3)
The maximum years of credited service for purposes of the Canadian Pension Plan is 30.

        Mr. Puppi currently has accrued 25.7 years of credited service, which entitles him to a total annual pension under the Canadian Pension Plan and the Supplemental Plan of C$352,800 payable on June 1, 2010. If Mr. Puppi completes 30 years of credited service, then, based on his current best average of salary and paid bonus, he would be entitled to a total annual benefit of C$409,100. Retirement benefits are payable in the form of a single life annuity guaranteed for 10 years for members who are unmarried at retirement, and a 60% joint and survivor annuity for members who are married at retirement. Benefits are not subject to any deduction for social security or other offset amounts.

        During the year ended December 31, 2005, Celestica accrued an aggregate of $327,782 to provide pension benefits for Messrs. Delaney, Puppi and MaGee pursuant to the Canadian Pension Plan. No other amounts were contributed or accrued by Celestica during the year ended December 31, 2005 for the purpose of providing pension, retirement or similar benefits for Messrs. Delaney, Puppi and MaGee.

        Mr. Muhlhauser participates in the "U.S. Plan." The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the U.S. Internal Revenue Code of 1986, as amended. Under the U.S. Plan, participating employees may defer 100% of their pre-tax earnings, subject to any statutory limitations. Celestica may make contributions for the benefit of eligible employees.

        During the year ended December 31, 2005, Celestica contributed $3,808 to the U.S. Plan for the benefit of Mr. Muhlhauser. Except as described above, no other amounts were contributed or accrued by Celestica during the year ended December 31, 2005 for the purpose of providing pension, retirement or similar benefits for Mr. Muhlhauser.

Supplementary Disclosure on Pension Arrangements

        Pension benefits under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan are considered to be an integral part of the overall total compensation for certain executives, including Mr. Puppi who is the only Named Executive Officer who participates in the defined benefit portion of these plans. In considering the value of the pension benefits provided to the executives under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan, the Committee considers the annual pension service costs, the accrued liability associated with the pension and the annual pension that would be available to Mr. Puppi upon retirement. The following table illustrates changes in the accrued liability from December 31, 2004 to December 31, 2005, including the annual pension service cost for the 2005 fiscal year for Mr. Puppi, calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in our financial statements for the year ended December 31, 2005, in accordance with generally accepted accounting principles.

Supplemental Disclosure on Pension Arrangements
Name	Accrued Pension Liability at December 31, 2004(1)	2005 Service Cost(1)	Other Compensation-related Change in Liability in 2005(2)	Other Change in Liability in 2005(3)	Accrued Pension Liability at December 31, 2005(1)
Anthony P. Puppi	C$2,104,300	C$123,100	—	C$702,700	C$2,930,100

(1)
Pension service cost is the value of the projected pension earned for the year of service credited for the 2005 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to December 31, 2004 or December 31, 2005, as indicated. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in Celestica Inc.'s financial statements, in accordance with generally accepted accounting principles. These are estimated amounts based on these assumptions and may change over time. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. Allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings for projected future upgrades to the accrued pension. This method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(2)
The other compensation-related change in the obligation includes the impact of promotions and plan amendments or service awards above those already assumed to be granted in the calculation of the accrued pension liability.

(3)
Other changes in obligation include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. The most significant change for the 2005 fiscal year relates to the reduction in the applicable discount rate from 5.75% to 5.00%.

        The earliest time at which Mr. Puppi will be eligible to retire with an unreduced pension will be June 1, 2010, at which point he will have completed 30 years of service. He will be 52 at that time. Assuming that Mr. Puppi does retire on this date, he will be entitled to an annual pension of C$409,100.

Employment Agreements

        As of December 31, 2005, each of the Named Executive Officers had employment agreements with Celestica.

  Messrs. Delaney, MaGee and Puppi

        Mr. Puppi entered into an employment agreement with Celestica as of October 22, 1996 and Messrs. Delaney and MaGee entered into employment agreements with Celestica as of July 22, 2004. Each agreement provides that the executive is entitled to certain severance benefits if, within three years of a change of control of Celestica, he is terminated without cause or resigns for reasons specified in the contract. The amount of severance payment for each executive is equal to three times his annual base salary and annual target bonus for the last year of employment prorated to the date of termination. In addition, the contracts provide for a cash settlement to cover benefits that would otherwise be payable during the severance period and the continuation of pension contributions or, in Mr. Puppi's case, an additional credit for years of service up to June 1, 2010 under Celestica's Canadian Pension Plan. Mr. Delaney is entitled to payment to make him whole for any United States excise tax payable by him if his severance benefits constitute parachute payments within the meaning of the U.S. Internal Revenue Code.

        Options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control and options or rights subject to performance conditions vest at the median level of performance. In the absence of a change of control of Celestica, upon termination without cause or resignation for the reasons specified in the contract, each executive is entitled, in lieu of two years' notice (or three years in Mr. Delaney's case), to payments and benefits substantially similar to those provided following termination after a change in control, except that (i) there is no accelerated vesting of options or rights, (ii) in the case of Mr. Puppi, there is no additional service credit under the Canadian Pension Plan and, (iii) in the case of Messrs. MaGee and Puppi, Celestica's obligations regarding lump sum payments, the continuation of benefit plans and contributions to or continuation of pension and retirement plans is for the two-year period following termination.

        Mr. MaGee ceased employment with Celestica on February 2, 2006 and was paid a severance benefit in accordance with the terms of his contract.

  Mr. Quek

        Celestica entered into an employment agreement with Mr. Quek at the time Celestica acquired International Manufacturing Services, or IMS, in 1998.

        The contract provides that upon termination of the executive without cause, or upon resignation of the executive for reasons specified in the contract, the executive is entitled to receive a monthly salary for a period of 36 months following the date of termination and a bonus amount based on average bonus received over the previous three years, except that payments shall be reduced by an amount equal to a portion of any replacement earnings during that period. The executive also is entitled to receive a cash settlement to cover benefits that would otherwise be payable during the two-year period following termination.

        Under the terms of Celestica's Employment Guidelines for Executives, which guidelines may be amended from time to time, options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control. The terms and conditions of options or rights subject to performance conditions stipulate that they will vest at the median level of performance upon a change of control.

  Mr. Muhlhauser

        The terms of Mr. Muhlhauser's employment agreement are governed by Celestica's Employment Guidelines for Executives. Upon termination of employment without cause, following a change of control or otherwise, the executive would be entitled to a severance benefit of two times his annual base salary and annual target bonus, together with a portion of his target bonus for the year pro-rated to the date of termination. Pension and benefits coverage would cease upon the effective date of termination.

        Options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control. The terms and conditions of options or rights subject to performance conditions stipulate that they will vest at the median level of performance upon a change of control.

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

Board Committees

        The Board of Directors has established four standing committees, each with a specific mandate: the Executive Committee, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are each composed of independent directors.

  Executive Committee

        The members of the Executive Committee are Mr. Crandall and Mr. Etherington. The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board of Directors. The Committee reviews such matters and makes such recommendations thereon to the Board of Directors as it considers appropriate, including matters designated by the Board of Directors as requiring Committee review. Members of the Committee also meet approximately once a month on an informal basis to review and stay informed about current business issues. The Board of Directors is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. No decision of the Committee shall be effective until it is approved or ratified by the Board of Directors.

  Audit Committee

        The Audit Committee consists of Mr. Crandall, Mr. Etherington and Mr. Tapscott, all of whom are independent directors and all of whom are financially literate. Mr. Crandall and Mr. Etherington have each served as a chief financial officer of a large U.S. and/or Canadian organization. Mr. Tapscott is the chief executive officer of a strategic consulting firm and has held other executive officer positions with Canadian companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it may consider appropriate. The Audit Committee annually reviews and approves the mandate and plan of the internal audit department. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. Etherington, Mr. Szuluk and Mr. Tapscott, all of whom are independent directors. Dr. Melman was a member of this committee during 2004, but ceased to be a member as of January 2005. Although Dr. Melman would not be an independent director under the rules of the New York Stock Exchange (the "NYSE Rules") because he is an officer of Onex, Dr. Melman's membership on the Compensation Committee was consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the compensation committee of a company that it controls. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; review annually, and submit to the Board of Directors for approval, the elements of our annual, mid-term and long-term incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; review and recommend to the Board of Directors the compensation of the Chief Executive Officer based on the Board of Directors' assessment of the annual performance of the Chief Executive Officer; review and recommend to the Board of Directors the compensation of our most senior executives; review our succession plans for key executive positions; and review and approve material changes to our organizational structure and human resource policies.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love and Mr. Tapscott, all of whom are independent directors. Dr. Melman was a member of the committee during 2004, but ceased to be a member as of January 2005. Although Dr. Melman would not be an independent director under the NYSE Rules because he is an officer of Onex, Dr. Melman's membership on the Nominating and Corporate Governance Committee was consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the nominating and corporate governance committee of a company that it controls. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the Chief Executive Officer relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.    Employees

        Celestica has approximately 47,000 permanent and temporary (contract) employees worldwide as at December 31, 2005. The following table sets forth information concerning our employees by geographic location:

	Number of Employees
Date
	Americas	Europe	Asia
December 31, 2003	13,000	5,500	21,500
December 31, 2004	14,000	6,500	25,500
December 31, 2005	15,000	6,000	26,000

        During the year ended December 31, 2005, approximately 13,000 temporary (contract) employees were engaged by Celestica worldwide. During the year ended December 31, 2005, approximately 3,500 employees were terminated as a result of restructuring actions announced during the year. See note 11 to the Consolidated Financial Statements in Item 18 for further information on the restructurings.

        The number of employees in the Americas at December 31, 2005 has increased from the prior year due to the additional headcount in our Mexico facility, offset, in part, by headcount reductions due to the downsizing or closure of some of our higher-cost American facilities. The number of employees in Asia has steadily increased from prior years due to the increase in business in Asia, the transfer of production from other geographies and from acquisitions.

        Certain information concerning employees is set forth in Item 4, "Information on the Company — Business Overview — Human Resources."

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 21, 2006 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(3)	140,000 SVS	*	*	*
William E. Etherington(4)	40,000 SVS	*	*	*
Richard S. Love(5)	120,000 SVS	*	*	*
Anthony R. Melman(6)(7)	450,000 SVS	*	*	*
Gerald W. Schwartz(6)(8)	29,637,316 MVS	100.0%	13.1%	79.0%
	2,597,528 SVS	1.3%	1.1%	*
Charles W. Szuluk(9)	17,665 SVS	*	*	*
Don Tapscott(10)	113,700 SVS	*	*	*
Stephen W. Delaney	295,455 SVS	*	*	*
J. Marvin MaGee	450,500 SVS	*	*	*
Anthony P. Puppi	509,794 SVS	*	*	*
Neo Kia Quek	431,500 SVS	*	*	*
Craig Muhlhauser	3,547 SVS	*	*	*
All directors and executive officers as a group (24 persons, including above)(11)	29,637,316 MVS	100.0%	13.1%	79.0%
	5,707,321 SVS	2.9%	2.5%	*
Total percentage of all equity shares and total percentage of voting power			15.6%	79.6%

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

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge and therefore has been provided by each nominee and officer.

(3)
Includes 120,000 subordinate voting shares subject to exercisable options.

(4)
Includes 30,000 subordinate voting shares subject to exercisable options.

(5)
Includes 115,000 subordinate voting shares subject to exercisable options.

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

(9)
Represents 16,250 subordinate voting shares subject to exercisable options.

(10)
Represents 108,000 subordinate voting shares subject to exercisable options.

(11)
Includes 275,456 subordinate voting shares subject to exercisable options.

        MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 21, 2006, approximately 3,100 persons held options to acquire an aggregate of approximately 15,800,000 subordinate voting shares. Most of these options were issued pursuant to the ESPO Plan and Long-Term Incentive Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to options outstanding as at February 21, 2006.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (15 persons in total)	241,756	$5.00	April 8, 1997	April 8, 2007
	469	$10.67	January 1, 1997	January 1, 2007
	33,700	$7.50	March 23, 1998	March 23, 2008
	271,936	$10.67-C$57.845	During 1999	January 1, 2009- December 7, 2009
	38,750	$21.83-C$86.50	During 2000	October 13, 2010- December 5, 2010
	109,750	$10.40-$50.00	During 2001	April 20, 2011- October 31, 2011
	99,000	$41.89/C$66.06	December 4, 2001	December 4, 2011
	56,125	$13.10-C$23.29	During 2002	May 10, 2012- December 18, 2012
	222,000	$18.66/C$29.11	December 3, 2002	December 3, 2012
	13,625	$12.99-C$15.35	During 2003	February 11, 2013- April 11, 2013
	720,000	$17.15/C$22.75	January 31, 2004	January 31, 2014
	100,000	$16.43-C$24.92	During 2004	February 6, 2014- May 11, 2014
	421,100	$14.86-C$18.00	December 9, 2004	December 9, 2014
	150,000	$11.22-$13.00	During 2005	January 10, 2015- October 5, 2015
	970,558	$10.00-C$11.43	January 31, 2006	January 31, 2016

Directors who are not Executive Officers	143,000	$8.75	July 31, 1998	July 31, 2008
	60,000	$23.41/C$34.50	July 7, 1999	July 7, 2009
	60,000	$48.69/C$72.60	July 6, 2000	July 6, 2010
	60,000	$44.23/C$66.78	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	45,000	$10.62	April 18, 2003	April 18, 2013
	30,000	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than IMS and MSL) (approximately 2,700 persons in total)	1,061,469	$5.00	April 8, 1997-	April 8, 2007-
			December 4, 1997	December 4, 2007
	168,322	$7.50	March 23, 1998	March 23, 2008
	1,053,335	$8.75-C$53.75	July 3, 1998-	July 3, 2008-
			December 6, 1999	December 6, 2009
	465,750	$39.03/C$57.85	December 7, 1999	December 7, 2009
	80,600	$45.63-C$103.95	During 2000	June 1, 2010- October 5, 2010
	309,660	$56.19/C$86.50	December 5, 2000	December 5, 2010
	108,100	$24.91-C$81.77	During 2001	March 1, 2011- December 5, 2011
	605,630	$41.89/C$66.06	December 4, 2001	December 4, 2011
	109,750	$13.10-C$39.57	During 2002	April 21, 2012- December 10, 2012
	2,000,157	$18.66/C$29.11	December 3, 2002	December 3, 2012
	168,800	$10.62-$19.90	During 2003	January 31, 2013- December 10, 2013
	2,243,835	$17.15/C$22.75	January 31, 2004	January 31, 2014
	220,350	$13.28-$C24.92	During 2004	January 19, 2014- November 5, 2014
	610,274	$14.86/C$18.00	December 9, 2004	December 9, 2014
	251,988	$9.71-C$16.90	During 2005	January 5, 2015- December 5, 2015
	707,209	$10.00/C$11.43	January 31, 2006	January 31, 2016
	29,000	$10.15	February 6, 2006	February 6, 2016
IMS Employees(1)	429,578	$0.925-$13.31	During 1996-1998	June 13, 2006- December 18, 2008
MSL Employees(2)	70,826	$10.67-$32.75	During 1996 to 1999	February 1, 2006- December 6, 2009
	668,269	$8.37-$58.00	During 2000 and 2001	January 17, 2010- December 28, 2011
	613,006	$8.37-$15.60	During 2002 and 2003	January 31, 2012- September 8, 2013

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

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 21, 2006 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS." MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	29,637,316 MVS	100.0%	13.1%		79.0%
		2,408,784 SVS	1.2%	1.1%	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	29,637,316 MVS	100.0%	13.1%		79.0%
		2,597,528 SVS	1.3%	1.1%	*
FMR Corp.(5)(6)	Direct and Indirect	22,356,610 SVS	11.4%	9.9%		2.4%
Phillips, Hager & North Investment Management Ltd.(7)(8)	Indirect	13,852,676 SVS	7.0%	6.1%		1.5%
Alliance Capital Management L.P.(9)(10)	Direct and Indirect	26,963,683 SVS	13.7%	11.9%		2.9%
Total percentage of all equity shares and total percentage of voting power				42.1%		86.0%

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

(2)
The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,730,072 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, and 225,376 subordinate voting shares directly or indirectly held by certain officers of Onex which Onex or such other person has the right to vote. Of these shares, 1,757,467 subordinate voting shares were delivered in June 2005, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. On February 16, 2005, subsidiaries of Onex redeemed their exchangeable debentures due 2025, which were issued in 2000, and delivered 9,214,320 subordinate voting shares to debenture holders in connection with the redemption. Onex converted 9,214,320 multiple voting shares into subordinate voting shares in January 2005 to facilitate the redemption.

Multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares and the multiple voting shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex or (ii) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i) "Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation by such person. Onex, which owns all of the outstanding multiple voting shares, has entered into an agreement with ComputerShare Trust Company of Canada, as trustee for the benefit of the holders of the subordinate voting shares, that has the effect of preventing transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable provincial takeover bid legislation to which they would have been entitled in the event of a takeover bid for the multiple voting shares if the multiple voting shares had been subordinate voting shares.

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

(5)
The address of this shareholder is: 82 Devonshire Street, Boston, Massachusetts 02109.

(6)
This information reflects share ownership as of December 31, 2005 and is taken from the Schedule 13G/A filed by FMR Corp. with the SEC on February 14, 2006, a joint filing of FMR Corp., Edward C. Johnson 3d and Fidelity Management & Research Company.

(7)
The address of this shareholder is: 200 Burrard Street, 20th Floor, Vancouver, British Columbia, Canada V6C 3N5.

(8)
This information reflects share ownership as of December 31, 2004 and is taken from the Schedule 13G filed by Phillips, Hager & North Investment Management Ltd. with the SEC on February 25, 2005.

(9)
The address of this shareholder is: 1345 Avenue of the Americas, New York, New York 10105.

(10)
This information reflects share ownership as of the end of December 2005 and is taken from the Alternative Monthly Report under Part 4 of National Instrument 62-103 filed by Alliance Capital Management L.P. with the Canadian Securities regulators on January 9, 2006.

        Onex's and FMR Corp.'s ownership percentages have not changed significantly over the past three years and Alliance Capital Management L.P. and Phillips, Hager & North Investment Management Ltd. only recently became a beneficial owner of 5% or more of our subordinate voting shares.

Holders

        On February 21, 2006, there were approximately 2,000 holders of record of subordinate voting shares, of which 515 holders, holding approximately 52% of the outstanding subordinate voting shares, were resident in the United States and 439 holders, holding approximately 48% of the outstanding subordinate voting shares, were resident in Canada.

B.    Related Party Transactions

        Certain information concerning related party transactions is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Result of Operations — Liquidity and Capital Resources — Related Party Transactions."

Indebtedness of Directors and Senior Officers

        As at February 21, 2006, no executive officer or member of the Board of Directors of Celestica was indebted to Celestica in connection with the purchase of subordinate voting shares or in connection with any other transaction. The amount outstanding during 2005 represented a guarantee of indebtedness by Celestica and included indebtedness for interest accrued on such guaranteed indebtedness. The security for each of the guaranteed amounts was the purchased subordinate voting shares. The last such arrangement was entered into in July 2000 and no further such arrangements are permitted. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica. The aggregate indebtedness of all employees as of February 21, 2006 was approximately $50,000.

Indebtedness of Senior Officers under Securities Purchase Programs

Name and Principal Position	Involvement of Company	Largest Amount Outstanding During 2005(1)	Amount Outstanding As At February 21, 2006	Financially Assisted Securities Purchases During 2005	Security of Indebtedness
		($)	($)	(#)
Rahul Suri Senior Vice President, Corporate Development, Toronto, Ontario	Guarantor(2)	$1,265,857	0	0	SVS

(1)
All amounts shown are converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.20635.

(2)
The guarantee was in respect of a share loan, the interest for which was owed directly to Celestica.

        No securities were purchased by any director or officer during 2005 with the financial assistance of Celestica.

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

        None.

Item 9. The Offer and Listing

A.    Offer and Listing Details

Market Information

        The subordinate voting shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"). In the following tables, subordinate voting shares are referred to as "SVS."

  The annual high and low market prices for the five most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2001	$76.40	$20.69	600,773,000
Year ended December 31, 2002	47.08	9.89	544,198,500
Year ended December 31, 2003	20.29	9.55	392,558,600
Year ended December 31, 2004	21.15	12.25	334,246,600
Year ended December 31, 2005	14.65	9.26	221,567,700

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2001	C$	114.00	C$	32.42	323,130,318
Year ended December 31, 2002		75.05		15.78	328,786,676
Year ended December 31, 2003		27.98		13.50	339,281,662
Year ended December 31, 2004		27.84		15.47	266,103,490
Year ended December 31, 2005		14.66		9.29	183,773,547

  The high and low market prices for each full fiscal quarter for the two most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2004
First quarter	$21.15	$15.26	92,982,400
Second quarter	19.95	16.03	86,438,900
Third quarter	19.01	12.25	94,953,100
Fourth quarter	15.70	12.44	59,872,200
Year ended December 31, 2005
First quarter	$14.11	$12.68	60,185,500
Second quarter	13.67	11.07	54,029,000
Third quarter	14.65	11.08	57,219,100
Fourth quarter	11.39	9.26	50,134,100

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2004
First quarter	C$	27.84	C$	20.00	80,970,148
Second quarter		26.97		21.60	66,348,533
Third quarter		24.96		15.83	72,746,745
Fourth quarter		18.85		15.47	46,038,064
Year ended December 31, 2005
First quarter	C$	14.25	C$	12.66	47,152,298
Second quarter		13.69		11.06	45,372,254
Third quarter		14.66		11.04	47,907,175
Fourth quarter		11.39		9.29	43,341,820

  The high and low market prices for each month for the most recent six months

	NYSE
	High	Low	Volume
	(Price per SVS)
September 2005	$12.26	$11.08	12,652,600
October 2005	11.39	9.26	24,623,000
November 2005	10.63	9.36	12,797,900
December 2005	10.93	10.34	12,713,200
January 2006	12.02	9.90	16,544,500
February 2006	11.24	10.10	13,502,300

	TSX
	High		Low		Volume
	(Price per SVS)
September 2005	C$	12.25	C$	11.04	17,094,269
October 2005		11.39		9.29	18,152,481
November 2005		10.58		9.34	15,327,393
December 2005		10.98		10.30	9,861,946
January 2006		12.02		9.73	10,087,518
February 2006		11.20		10.10	10,837,479

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The subordinate voting shares are listed on the NYSE and the TSX.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expense of the Issue

        Not applicable.

Item 10. Additional Information

Trustees, Transfer Agents and Registrars

        JPMorgan Chase Bank, N.A., formerly Chase Manhattan Bank, is the trustee under (i) our Indenture, dated as of June 16, 2004 (the Notes Indenture), (ii) our First Supplemental Indenture to the Notes Indenture, dated as of June 16, 2004, related to our 7 7/8% Senior Subordinated Notes due 2011 (the First Supplemental Indenture), (iii) our Second Supplemental Indenture to the First Supplemental

        Indenture, dated as of December 30, 2004, and (iv) our Third Supplemental Indenture to the Notes Indenture, dated as of June 23, 2005, relating to our 7 5/8% Senior Subordinated Notes due 2013. The trustee can be reached by mail at JPMorgan Chase Bank, N.A., Institutional Trust Services, 4 New York Plaza, 15th Floor, New York, New York 10004 or by telephone at 1-212-623-6796.

        ComputerShare Trust Company of Canada is the transfer agent for the subordinate voting shares and the trustee for the benefit of the holders of the subordinate voting shares pursuant to an agreement with Onex. You may contact them by mail at ComputerShare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or by telephone within Canada and the United States at 1-800-564-6253 and at 514-982-7555 from all other countries.

        Celestica Employee Nominee Corporation acts as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans. Celestica Employee Nominee Corporation can be reached by mail at Solium Capital, #200, 805 - 8th Avenue, S.W., Calgary, Alberta, Canada T2P 1H7 or by telephone at 403-515-3909.

        Onex holds subordinate voting shares in trust for Celestica Employee Nominee Corporation. Onex Corporation can be reached by mail at 161 Bay Street, P.O. Box 700, Toronto, Ontario, M5J 2S1.

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange, the Canadian Securities Administrators, the New York Stock Exchange and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. Today, we meet and often exceed not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. We are listed on the New York Stock Exchange and, although we are not required to comply with all of the New York Stock Exchange corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Celestica complies with the TSX rules. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. NYSE rules require approval of all equity compensation plans regardless of whether new issuances or treasury shares are used.

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

  Shareholder Rights and Limitations

        The rights and preferences attaching to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3 (Reg. No. 333-69278), filed with the SEC on September 12, 2001. The rights and preferences attaching to our 7 7/8% Senior Subordinated Notes due 2011 are described in the section entitled "Description of Notes" of our Rule 424(b) prospectus, filed with the SEC on June 14, 2004. The rights and preferences attaching to our 7 5/8% Senior Subordinated Notes due 2011 are described in the section entitled "Description of Notes" of our Rule 424(b) prospectus, filed with the SEC on June 20, 2005. Those sections are hereby incorporated by reference into this Annual Report.

        Additional information concerning the rights and limitations of shareholders found in Celestica's articles of incorporation is hereby incorporated by reference to our registration statement on Form F-4 (Reg. No. 333-9636).

C.    Material Contracts

        Information about material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report are described in Item 5, "— Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources."

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

E.    Taxation

Material Canadian Federal Income Tax Considerations

        The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a "U.S. Holder") who acquires subordinate voting shares and who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada United States Income Tax Convention (1980) (the "Tax Treaty"), at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, deals at arm's length and is not affiliated with Celestica, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to whom the subordinate voting shares are designated insurance property (as defined in the Canadian Tax Act).

        This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 21, 2006, and Celestica's understanding of the current published administrative practices of the Canada Revenue Agency.

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

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian Tax Act) (other than treaty protected property, as defined in the Canadian Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. Provided they are listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which includes the TSX and NYSE), subordinate voting shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to Celestica or the subordinate voting shares are otherwise deemed by the Canadian Tax Act to be taxable Canadian property. Even if the subordinate voting shares are taxable Canadian property to a U.S. Holder, they generally will be treaty protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of February 21, 2006, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker-dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

  Taxation of Dividends Paid on Subordinate Voting Shares

        In the event that Celestica pays a dividend, and subject to the discussion of the passive foreign investment company (PFIC) rules below, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on subordinate voting shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Company's current or accumulated earnings and profits will be foreign source passive income ("passive category income" after 2006) for U.S. foreign tax credit purposes and will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the subordinate voting shares and, to the extent in excess of such basis, will be treated as capital gain.

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

        United States Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income and further limitations may apply under the alternative minimum tax. A United States Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on subordinate voting shares to the extent that he or she has not held the subordinate voting shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a United States Holder has substantially diminished his or her risk of loss on his or her subordinate voting shares are not counted toward meeting the 16-day holding period.

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

        We believe that we will not be a PFIC for 2006. Based on our current business plan, we do not expect to become a PFIC in the foreseeable future. These conclusions rest, at least in part, on factual issues, including a determination as to value of assets and projections as to our revenue. We cannot assure you that our actual revenues, including our revenues for the remainder of 2006, will be as projected or that a determination as to non-PFIC status would not be challenged by the Internal Revenue Service. Moreover, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

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

        You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

        You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

        We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval website (http://www.sedar.com).

I.     Subsidiary Information

        Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk in excess of amounts recognized in the balance sheets. The table below provides information about our foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2005, these contracts had a fair value unrealized gain of U.S.$6.9 million.

	Expected Maturity Date
								Fair Value Gain (Loss)
	2006	2007	2008	2009	2010	Thereafter	Total
Forward Exchange Agreements
Receive C$/Pay U.S.$
Contract amount (in millions)	$208.6	$15.4	—	—	—	—	$224.0	$9.1
Average exchange rate	$0.83	$0.86
Receive Euro/Pay U.S.$
Contract amount (in millions)	$46.4	$0.9	—	—	—	—	$47.3	$(2.3)
Average exchange rate	$1.26	$1.23
Receive U.S.$/Pay Euro
Contract amount (in millions)	$18.4	—	—	—	—	—	$18.4	$(0.3)
Average exchange rate	$1.17
Receive Mexican Pesos/Pay U.S.$
Contract amount (in millions)	$57.3	—	—	—	—	—	$57.3	$2.1
Average exchange rate	$0.09
Receive £/Pay U.S.$
Contract amount (in millions)	$8.0	—	—	—	—	—	$8.0	$(0.2)
Average exchange rate	$1.76
Receive Singapore $/Pay U.S.$
Contract amount (in millions)	$13.9	—	—	—	—	—	$13.9	$(0.1)
Average exchange rate	$0.61
Receive Czech Koruna/Pay U.S.$
Contract amount (in millions)	$26.7	—	—	—	—	—	$26.7	$(0.6)
Average exchange rate	$0.04
Receive Thai Baht/Pay U.S.$
Contract amount (in millions)	$62.7	—	—	—	—	—	$62.7	$(0.8)
Average exchange rate	$0.02

Total	$442.0	$16.3	$—	$—	$—	$—	$458.3	$6.9

Interest Rate Risk

        Our existing debt is comprised of capital lease commitments amounting to $1.4 million. These capital lease commitments are not sensitive to changes in interest rates.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500.0 million due 2011, with a fixed interest rate of 7.875%. In connection with the notes offering, we entered into interest rate swap agreements which hedge the fair value of the 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million. The agreements are effective as of June 2004 and mature July 2011. The average interest rate on the 2011 Notes for 2005 was 6.4%, after reflecting the interest rate swap. As a result of entering into the interest rate swap agreements, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $5.0 million annually.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        Information concerning our controls and procedures is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Controls and Procedures."

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

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2004 or 2005. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence. We also used other public accounting firms for consulting and other services for fees totaling $4.9 million in 2005 and $4.7 million in 2004.

Audit Fees

        KPMG billed $2.6 million in 2005 and $2.1 million in 2004 for audit services.

Audit-Related Fees

        KPMG billed $0.4 million in 2005 and $1.0 million in 2004 for audit-related services, primarily in connection with financial due diligence services for acquisitions and other non-statutory audits.

Tax Fees

        KPMG billed $0.8 million in 2005 and $1.6 million in 2004 for tax compliance, tax advice, tax planning services and tax due diligence services.

All Other Fees

        KPMG billed $0 in 2005 and $0.2 million in 2004 for actuarial and other services provided in connection with our pension plans. In accordance with the new independence requirements in 2004, we no longer engage KPMG for these services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of LYONs purchased	(b) Average price paid per LYON	(c) Total number of LYONs purchased as part of publicly announced plans or programs	(d) maximum number (or approximate dollar value) of LYONs that may yet be purchased under the plans or program
August 2005	612,286	$572.82	612,286	$1.2 million
September 2005	2,149	$575.84	2,149	—

        During 2005, we repurchased all of our remaining outstanding LYONS.

PART III

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2003, 2004 and 2005	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005	F-6
Notes to the Consolidated Financial Statements	F-7

Item 19. Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Bylaw No. 1	20-F	001-14832	May 22, 2001	1.8
1.11	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.12	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.13	Bylaw No. 4	20-F	001-14832	May 19, 2004	1.13
1.14	Bylaw No. A	20-F	001-14832	May 19, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of August 1, 2000, between Celestica Inc. and The Chase Manhattan Bank, as Trustee (including a form of the Outstanding Notes)	6-K	001-14832	August 9, 2000	99.1
2.4	Third Amended and Restated Revolving Term Credit Agreement, June 4, 2004, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, The Bank Of Nova Scotia, as Documentation Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders	6-K	001-14832	June 16, 2004	4.15
2.5	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11

2.6	First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 17, 2004	4.21
2.7	Second Supplemental Indenture, dated as of December 30, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	20-F	0001-14832	March 21, 2005	2.7
2.8	Third Supplemental Indenture, dated as of June 23, 2005, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 20, 2005	4.22
4.	Certain Contracts:
4.1	Amended and Restated Management Services Agreement, dated as of July 1, 2003, among Celestica Inc., Celestica North America Inc. and Onex Corporation	F-4	333-110362	November 10, 2003	10.1
4.2	Stock Purchase Agreement, dated January 8, 2002, between NEC Corporation, NEC Miyagi, Ltd., NEC Yamanashi, Ltd., 1325091 Ontario Inc., and Celestica Inc.*	20-F	001-14832	April 21, 2003	3.8
4.3	Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited	F-4	333-110362	November 10, 2003	2.1
4.4	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc., Celestica Corporation and Stephen W. Delaney	20-F	001-14832	March 21, 2005	4.4
4.5	Amending Agreement to Executive Employment Agreement, dated as of February 9, 2005, between Celestica Inc., Celestica International Inc., Celestica Corporation and Stephen W. Delaney	20-F	001-14832	March 21, 2005	4.5
4.6	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and J. Marvin MaGee	20-F	001-14832	March 21, 2005	4.6
4.7	Amending Agreement to Executive Employment Agreement, dated as of February 9, 2005, between Celestica Inc., Celestica International Inc. and J. Marvin MaGee	20-F	001-14832	March 21, 2005	4.7
4.8	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Anthony P. Puppi	20-F	001-14832	March 21, 2005	4.8
4.9	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Peter J. Bar	20-F	001-14832	March 21, 2005	4.9
4.10	Executive Employment Agreement, dated as of October 22, 1996, between Celestica, Inc. and Lisa J. Colnett	20-F	001-14832	March 21, 2005	4.10
4.11	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	001-14832	March 21, 2005	4.11
4.12	Employment Agreement, dated as of November 2, 1998, between Celestica Asia Inc. and Nate Kawaye	20-F	001-14832	March 21, 2005	4.12
4.13	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Paul Nicoletti	20-F	001-14832	March 21, 2005	4.13

4.14	Employment Agreement, dated as of November 2, 1998, between Celestica Asia Inc. and Neo Kia Quek	20-F	001-14832	March 21, 2005	4.14
4.15	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Rahul Suri	20-F	001-14832	March 21, 2005	4.15
4.16	Canadian Share Unit Plan	20-F	001-14832	March 21, 2005	4.16
4.17	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.18	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.19	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)**					X
15.1	Celestica Audit Committee Mandate					X
15.2	Consent of KPMG LLP, Chartered Accountants

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
Date: March 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. and subsidiaries (the "Company") as at December 31, 2004 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

Toronto, Canada	/s/ KPMG LLP
February 10, 2006	Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Celestica Inc.

        We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2004 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 10, 2006	Chartered Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31
	2004	2005
Assets
Current assets:
Cash and short-term investments	$968.8	$969.0
Accounts receivable (note 2(e))	1,023.3	982.6
Inventories (note 2(f))	1,062.9	1,058.4
Prepaid and other assets	127.4	124.0
Income taxes recoverable	89.1	113.5
Deferred income taxes (note 12)	1.8	10.9

	3,273.3	3,258.4
Capital assets (note 4)	569.3	544.8
Goodwill from business combinations (note 5)	872.9	874.5
Intangible assets (note 5)	104.5	79.0
Other assets (note 6)	119.8	101.1

	$4,939.8	$4,857.8

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,107.9	$1,153.3
Accrued liabilities (notes 11 and 20(k))	486.6	492.1
Income taxes payable	93.2	119.9
Deferred income taxes (note 12)	0.6	4.5
Current portion of long-term debt (note 7)	2.6	0.5
Convertible debt (note 8)	124.1	—

	1,815.0	1,770.3
Long-term debt (note 7)	500.8	750.9
Accrued pension and post-employment benefits (note 14)	81.0	76.8
Deferred income taxes (note 12)	23.4	17.8
Other long-term liabilities	30.8	27.6

	2,451.0	2,643.4
Shareholders' equity	2,488.8	2,214.4

	$4,939.8	$4,857.8

Commitments, contingencies and guarantees (note 16)
Canadian and United States accounting policy differences (note 20)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2003	2004	2005
Revenue	$6,735.3	$8,839.8	$8,471.0
Cost of sales (note 11)	6,475.2	8,431.9	7,989.9

Gross profit	260.1	407.9	481.1
Selling, general and administrative expenses (SG&A)	273.8	331.6	296.9
Amortization of intangible assets (note 5)	48.5	34.6	28.4
Integration costs related to acquisitions (note 3)	—	3.1	0.6
Other charges (note 11)	151.6	603.2	130.9
Accretion of convertible debt (note 8)	23.4	17.6	7.6
Interest on long-term debt	5.4	18.7	48.4
Interest expense (income), net	(9.4)	1.0	(6.2)

Loss before income taxes	(233.2)	(601.9)	(25.5)
Income taxes expense (recovery) (note 12):
Current	13.7	17.6	36.9
Deferred	19.8	234.6	(15.6)

	33.5	252.2	21.3

Net loss	$(266.7)	$(854.1)	$(46.8)

Basic loss per share (note 10)	$(1.23)	$(3.85)	$(0.21)
Diluted loss per share (note 10)	$(1.23)	$(3.85)	$(0.21)
Weighted average number of shares outstanding (in millions) (note 10)
Basic	216.5	222.1	226.2
Diluted	216.5	222.1	226.2
Net loss in accordance with U.S. GAAP (note 20)	$(269.2)	$(867.5)	$(42.8)
Basic loss per share, in accordance with U.S. GAAP (note 20)	$(1.24)	$(3.91)	$(0.19)
Diluted loss per share, in accordance with U.S. GAAP (note 20)	$(1.24)	$(3.91)	$(0.19)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Convertible Debt (note 8)	Capital Stock (note 9)	Warrants (note 9)	Contributed Surplus	Deficit	Foreign Currency Translation Adjustment	Total Shareholders' Equity
Balance — December 31, 2002	$545.3	$3,670.6	$—	$5.8	$(297.3)	$17.3	$3,941.7
Repurchase of convertible debt	(150.1)	—	—	—	(18.9)	—	(169.0)
Shares issued	—	7.3	—	—	—	—	7.3
Repurchase of shares	—	(380.1)	—	105.2	—	—	(274.9)
Stock-based costs (notes 9 (c), (d))	—	—	—	0.3	—	—	0.3
Other	—	—	—	4.4	—	—	4.4
Foreign currency translation	—	—	—	—	—	12.8	12.8
Net loss for the year	—	—	—	—	(266.7)	—	(266.7)

Balance — December 31, 2003	395.2	3,297.8	—	115.7	(582.9)	30.1	3,255.9
Repurchase of convertible debt	(185.0)	—	—	—	(36.6)	—	(221.6)
Shares issued	—	261.3	—	15.2	—	—	276.5
Warrants issued	—	—	8.9	—	—	—	8.9
Stock-based costs (notes 9 (c), (d))	—	—	—	11.7	—	—	11.7
Other	—	—	—	0.3	—	—	0.3
Foreign currency translation	—	—	—	—	—	11.2	11.2
Net loss for the year	—	—	—	—	(854.1)	—	(854.1)

Balance — December 31, 2004	210.2	3,559.1	8.9	142.9	(1,473.6)	41.3	2,488.8
Repurchase of convertible debt	(210.2)	—	—	—	(25.2)	—	(235.4)
Shares issued	—	8.0	—	—	—	—	8.0
Warrants cancelled	—	—	(0.5)	0.5	—	—	—
Stock-based costs (notes 9 (c), (d))	—	—	—	19.8	—	—	19.8
Other	—	(4.8)	—	6.7	—	—	1.9
Foreign currency translation	—	—	—	—	—	(21.9)	(21.9)
Net loss for the year	—	—	—	—	(46.8)	—	(46.8)

Balance — December 31, 2005	$—	$3,562.3	$8.4	$169.9	$(1,545.6)	$19.4	$2,214.4

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2003	2004	2005
Cash provided by (used in):
Operations:
Net loss	$(266.7)	$(854.1)	$(46.8)
Items not affecting cash:
Depreciation and amortization	222.7	207.7	152.7
Deferred income taxes	19.8	234.6	(15.6)
Accretion of convertible debt	23.4	17.6	7.6
Non-cash charge for option issuances	0.3	7.6	9.0
Restructuring charges (note 11)	(2.3)	35.3	11.0
Other charges (note 11)	80.5	482.4	(15.3)
Gain on settlement of principal component of convertible debt (note 8)	(23.8)	(32.9)	(13.9)
Inventory write-down related to restructuring (note 11)	—	61.2	—
Other	(6.0)	1.9	14.5
Changes in non-cash working capital items:
Accounts receivable	14.4	(253.0)	42.0
Inventories	(252.6)	85.6	—
Prepaid and other assets	(23.3)	(12.9)	17.3
Income taxes recoverable	(19.9)	(50.0)	(24.4)
Accounts payable and accrued liabilities	65.2	(113.8)	51.2
Income taxes payable	9.8	43.6	29.0

Non-cash working capital changes	(206.4)	(300.5)	115.1

Cash provided by (used in) operations	(158.5)	(139.2)	218.3

Investing:
Acquisitions, net of cash acquired/indebtedness assumed (note 3)	(0.5)	(39.6)	(6.5)
Purchase of capital assets	(175.9)	(142.2)	(158.5)
Proceeds on sale of capital assets	7.3	101.3	50.9
Other	(0.4)	0.6	2.2

Cash used in investing activities	(169.5)	(79.9)	(111.9)

Financing:
Increase in long-term debt (note 7)	—	500.0	250.0
Long-term debt issue costs	—	(12.0)	(4.2)
Repayment of long-term debt	(3.5)	(41.1)	(3.4)
Deferred financing costs	(1.6)	(4.0)	(1.1)
Repurchase of convertible debt (note 8)	(223.5)	(299.7)	(352.0)
Issuance of share capital	5.1	14.6	8.0
Repurchase of capital stock	(274.9)	—	—
Other	4.2	1.3	(3.5)

Cash provided by (used in) financing activities	(494.2)	159.1	(106.2)

Increase (decrease) in cash	(822.2)	(60.0)	0.2
Cash, beginning of year	1,851.0	1,028.8	968.8

Cash, end of year	$1,028.8	$968.8	$969.0

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 19).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except for per share amounts)

1.     NATURE OF BUSINESS:

        Our primary operations consist of providing a broad range of global services, including manufacturing, design, new product introduction, engineering services, supply chain management, printed circuit assembly, system assembly, fulfillment, logistics and after-market services to our customers, primarily in the computing and telecommunications industries. Increasingly we are providing these services to customers in the aerospace and defense, automotive, consumer electronics and industrial markets. We have operations in Asia, the Americas and Europe.

        We prepare our financial statements in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Except as outlined in note 20, these financial statements are, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

2.     SIGNIFICANT ACCOUNTING POLICIES:

(a)  Principles of consolidation and basis of presentation:

        These consolidated financial statements include our subsidiaries. Subsidiaries that are acquired during the year are consolidated from their respective dates of acquisition. We use the purchase method to account for business combinations. Inter-company transactions and balances are eliminated on consolidation.

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

(c)   Revenue:

        We derive most of our revenue from the sale of electronics equipment that we have built to customer specifications. We recognize revenue from product sales upon shipment, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete. We have no further performance obligations other than our standard manufacturing warranty. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

        We provide warehousing services in connection with manufacturing services to certain customers. We assess the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting in accordance with CICA Emerging Issues Committee Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables." If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements of EIC-141, "Revenue Recognition," we defer recognizing revenue until we have shipped the products to our customer.

        We also derive revenue from engineering, design and after-market services. We recognize services revenue for short-term contracts as we perform the services, and for long-term contracts, on a percentage-of-completion basis.

(d)   Cash and short-term investments:

        Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

(e)   Allowance for doubtful accounts:

        We record an allowance for doubtful accounts against accounts receivable that management believes are impaired. We record specific allowances against customer receivables based on our knowledge of the financial condition of our customers. We also consider the aging of the receivables, customer and industry concentrations, the current business environment, and historical experience.

        Accounts receivable are net of an allowance for doubtful accounts of $21.1 at December 31, 2005 (2004 — $140.1). See note 11(f) relating to the specific allowances recorded in 2004 against the receivables of one customer.

(f)    Inventories:

        We value our inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add. In determining the net realizable value, we consider factors such as shrinkage, the aging and future demand of the inventory, contractual arrangements with customers, and our ability to redistribute inventory to other programs or return inventory to suppliers.

	2004	2005
Raw materials	$735.1	$749.8
Work in progress	159.7	143.2
Finished goods	168.1	165.4

	$1,062.9	$1,058.4

(g)   Capital assets:

        We carry capital assets at cost and amortize these assets over their estimated useful lives or lease terms on a straight-line basis. The estimated useful lives for our principal asset categories are as follows:

Buildings	25 years
Buildings/leasehold improvements	Up to 25 years or term of lease
Office equipment	5 years
Machinery and equipment	3 to 7 years
Software	1 to 10 years

        We expense maintenance and repair costs as incurred.

        Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from five years to seven years based on our experience and the extended use of these assets. As a result of this change in estimated useful life, depreciation expense included in cost of sales decreased by approximately $6 in the fourth quarter of 2005. We estimate depreciation expense in 2006 will be lower by approximately $16 as a result of this change.

(h)   Goodwill from business combinations:

        We are required to evaluate goodwill annually or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering factors during the year, we conduct our goodwill assessment in the fourth quarter of the year to correspond with our planning cycle. We test impairment at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. We estimate the fair values of the reporting units using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, we have an impairment of goodwill. We measure impairment by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. In the fourth quarter of 2005, we performed our annual goodwill assessment and determined that there was no impairment for 2005. In the fourth quarter of 2004, we recorded an impairment charge for 2004. We conducted our annual goodwill assessment in the fourth quarter of 2003 and determined that there was no impairment for 2003. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. See notes 5 and 11(d).

(i)    Intangible assets:

        Intangible assets are comprised of intellectual property and other intangible assets. Intellectual property assets consist primarily of certain non-patented intellectual property and process technology, and we amortize these assets on a straight-line basis over their estimated useful lives, to a maximum of five years. Other intangible assets consist primarily of customer relationships and contract intangibles. We amortize other intangible assets on a straight-line basis over their estimated useful lives, to a maximum of 10 years.

(j)    Impairment or disposal of long-lived assets:

        We review capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering factors during the year, we conduct our long-lived assets assessment in the fourth quarter to correspond with our planning cycle. We must classify assets as either held-for-use or available-for-sale. We recognize an impairment loss on an asset used when the carrying amount exceeds the projected undiscounted future net cash flows we expect from its use and disposal. We measure the loss as the amount by which the carrying amount exceeds its fair value, which we determine using discounted cash flows when quoted market prices are not available. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. For assets available-for-sale, we recognize an impairment loss when the carrying amount exceeds the fair value less costs to sell. We have recorded impairment charges in 2003, 2004 and 2005. See note 11(e).

(k)   Pension and non-pension post-employment benefits:

        We accrue our obligation under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, and expected healthcare costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, we value assets at fair value. We amortize past service costs arising from plan amendments on a straight-line basis over the average remaining service period of employees active at the date of amendment. We amortize actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year, over the average remaining service period of active employees. We measure plan assets and the accrued benefit obligations at December 31. The average remaining service period of active employees covered by the pension plans is 11 years for both 2004 and 2005. The average remaining service period of active employees covered by the other post-employment benefits plans is 19 years for both 2004 and 2005. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains against unrecognized losses and record any excess gains and all curtailment losses in the period in which the curtailment occurs. We record pension assets as other assets and pension liabilities as accrued pension and post-employment benefits.

(l)    Deferred financing costs:

        We defer the costs relating to long-term debt in other assets and amortize them over the term of the related debt or debt facilities.

(m)  Income taxes:

        We use the asset and liability method of accounting for income taxes. We recognize deferred income tax assets and liabilities for future income tax consequences that are attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We recognize the effect of changes in tax rates in the period in which the rate change occurs.

        We record an income tax expense or recovery based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision and net loss.

(n)   Foreign currency translation and hedging:

Foreign currency translation:

        The functional currency of the majority of our subsidiaries is the United States dollar. For such subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the year-end rate of exchange. We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and revenue and expenses at average exchange rates prevailing during the month of the transaction. We reflect exchange gains or losses in our statements of operations.

        We translate the accounts of our self-sustaining foreign operations for which the functional currency is other than the U.S. dollar, into U.S. dollars using the current rate method. We translate assets and liabilities at the year-end exchange rate, and revenue and expenses at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of the financial statements of foreign operations in the foreign currency translation adjustment account included as a separate component of shareholders' equity.

Foreign currency hedging:

        We enter into forward exchange and option contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies and foreign-currency denominated balances. We do not enter into derivatives for speculative purposes.

        We have formally documented all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We have also formally assessed, both at the hedge's inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of hedged items.

        We include gains and losses on hedges of firm commitments in the cost of the hedged transaction when they occur. We recognize gains and losses on hedges of forecasted transactions in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. We accrue foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts on the balance sheet as current assets or current liabilities and recognize gains or losses in the income statement, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. We amortize the forward premium or discount over the term of the forward contract. We recognize gains and losses on hedged forecasted transactions in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

        In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in the statement of operations.

Interest rate hedging:

        In connection with the issuance of our Senior Subordinated Notes (Notes) in June 2004, we entered into interest rate swap agreements to hedge the fair value of the Notes by swapping the fixed rate of interest for a variable interest rate. We record payments or receipts under the swap agreements as interest expense on long-term debt. See note 15.

(o)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2005 were $8.0 (2004 — $15.6; 2003 — $24.0). No amounts were capitalized.

(p)   Restructuring charges:

        We record restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. We record restructuring charges, which include employee terminations and contractual lease obligations, only when we incur the liability and can measure its fair value. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income and the net recoverable amount of capital assets to be disposed of. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

(q)   Stock-based compensation and other stock-based payments:

        We account for employee stock options using the fair-value method of accounting. We recognize compensation expense over the vesting period, on a straight-line basis. See notes 9(c) and (d).

(r)   Asset retirement obligations:

        We record a liability for the estimated costs of retiring leasehold improvements at the maturity of the facility leases. We also capitalize these costs as a leasehold asset which we amortize into expense over the remaining life of the leases, on a straight-line basis. The facility leases expire between 2006 and 2022. At December 31, 2005, the amount of the estimated undiscounted cash flows to settle the liability is $10.6. We used a weighted average discount rate of 8.6% in calculating the liability.

        The following table details the changes in the leasehold retirement liability:

	2003	2004	2005
Balance January 1	$3.7	$4.0	$5.9
New obligations, net of adjustments	—	0.2	0.3
Retirement of obligations	—	—	(0.8)
Assumed on acquisitions	—	1.3	—
Accretion charges recorded in cost of sales	0.3	0.4	0.3

Balance December 31	$4.0	$5.9	$5.7

(s)   Recently issued accounting pronouncements:

Vendor rebates:

        In January 2005, the CICA amended EIC-144, "Accounting by a customer (including a reseller) for certain consideration received from a vendor." The consensus is effective retroactively for periods commencing on or after February 15, 2005. The consensus requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable. Otherwise, the rebates would be recognized as purchasing milestones are achieved. The adoption of this standard did not have a material impact on our consolidated financial statements.

Financial instruments:

        In January 2005, the CICA issued Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries, currently recorded in a separate section of shareholders' equity, will be presented instead in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and changes in the fair value of derivatives designated as cash flow hedges will be recognized in comprehensive income. The existing hedging principles of AcG-13 will be maintained. We currently are evaluating the impact of adopting these standards on our consolidated financial statements.

Customer considerations:

        In September 2005, the CICA issued EIC-156, "Accounting for consideration given to a customer or reseller by a vendor," which provides guidance to companies that give incentives to customers or resellers in the form of cash, free goods, coupons and other considerations. The standard is effective for 2006. This standard is equivalent to the guidance under U.S. GAAP which we adopted in 2002. The adoption of this standard will not have an impact on our consolidated financial statements.

Embedded leases:

        In December 2004, the CICA issued EIC-150, "Determining whether an arrangement contains a lease," which provides guidance to companies that enter into arrangements that are not legally a lease, but conveys a right to use a tangible asset, in return for a payment or series of payments. The standard was effective for arrangements entered into or modified after January 1, 2005. The adoption of this standard did not impact us as we have not entered into such arrangements.

3.     ACQUISITIONS AND DIVESTITURES:

2004 Business combination:

        In March 2004, we acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in the United States. This acquisition provided us with an expanded customer base and service offerings, and supported our strategy of diversifying our end-markets, including industrial, commercial avionics, automotive, retail systems, medical, communications and network storage, and peripheral sectors.

        We financed the purchase price of $321.2 with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash. We determined the value of the shares based on the average market price of the shares over the two-day period before and after the date the terms of the acquisition were agreed to and announced. We estimated the fair value of the options and warrants using the Black-Scholes option pricing model assuming a risk-free rate of 1.9%, a dividend yield of 0.0%, volatility factors of 62% to 68% and a range of expected option lives, generally three years or less. The goodwill originally recorded for MSL is not tax deductible.

        Details of the net assets acquired, at estimated fair value, are as follows:

Current assets	$277.1
Capital assets	59.1
Other long-term assets	6.6
Goodwill	224.4
Customer intangibles	35.0
Other liabilities assumed	(213.0)
Deferred taxes	(27.0)
Long-term debt assumed	(41.0)

Net assets acquired	$321.2

Financed by:
Cash	$51.6
Issuance of shares	245.5
Issuance of options	15.2
Issuance of warrants (see note 9(e))	8.9

$321.2

        As part of the purchase price of MSL, we recorded a liability for consolidating some of the acquired MSL facilities, including a workforce reduction. The planned actions included employee termination and lease exit costs in all geographies. The balance remaining in the accrual for employee termination costs at December 31, 2005 relates to terminated employees who are receiving their severance amounts over a period of time in accordance with local regulations. We will continue to draw down this accrual throughout 2006 as these payments are made. Our long-term lease and contractual obligations will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand. We record the restructuring liability in accrued liabilities.

        Details of the activity through the restructuring liability are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)

December 31, 2004	13.3	6.3	1.0	20.6
Adjustments	(0.5)	(0.2)	0.7	—
Cash payments	(2.2)	(3.9)	(1.3)	(7.4)

December 31, 2005	$10.6	$2.2	$0.4	$13.2

2004 Asset acquisition:

        In April 2004, we acquired certain assets located in the Philippines from NEC Corporation. The final cash purchase price was $8.1.

2004 Divestiture:

        In September 2004, we sold certain assets relating to our power operations for a cash selling price of $52.8. In 2004, we reported a gain on sale of $12.0 which we recorded in other charges (see note 11(h)). We signed a multi-year agreement to supply manufacturing services to the purchaser. The sale was not treated as a discontinued operation due to our continuing involvement as a manufacturer for the purchaser. As part of the sales agreement, we provided routine indemnities which management believes will not have a material adverse effect on our results of operations, financial position or our liquidity.

2005 Business combinations:

        In 2005, we completed the acquisitions of CoreSim Inc. (a design services company in Canada), Ramnish Electronics Private Limited (an EMS provider in India) and Displaytronix Inc. (a repair services company in the United States). The total aggregate cash purchase price for these acquisitions was $6.5, including indebtedness assumed. Goodwill and intangible assets, primarily intellectual property, arising from these acquisitions were $1.6 and $5.3, respectively.

        We are in the process of finalizing the valuation of certain assets acquired. As such, the fair value allocations of the purchase prices are subject to refinement.

Integration costs related to acquisitions:

        We incur integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.     CAPITAL ASSETS:

	2004
	Cost	Accumulated Amortization	Net Book Value
Land	$54.2	$—	$54.2
Buildings	225.7	50.3	175.4
Buildings/leasehold improvements	100.4	59.8	40.6
Office equipment	105.2	73.9	31.3
Machinery and equipment	626.2	428.6	197.6
Software	229.9	159.7	70.2

	$1,341.6	$772.3	$569.3

	2005
	Cost	Accumulated Amortization	Net Book Value
Land	$43.9	$—	$43.9
Buildings	219.5	36.2	183.3
Buildings/leasehold improvements	86.7	42.4	44.3
Office equipment	55.8	42.3	13.5
Machinery and equipment	706.2	518.6	187.6
Software	282.0	209.8	72.2

	$1,394.1	$849.3	$544.8

        As of December 31, 2005, we have $4.4 (2004 — $35.9) of assets that are available-for-sale, primarily land and buildings in all geographies as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

        Capital assets include $29.3 (2004 — $33.6) of assets under capital lease and accumulated amortization of $16.3 (2004 — $17.2) related thereto.

        Depreciation and rental expense for the year ended December 31, 2005 was $120.5 (2004 — $170.5; 2003 — $172.0) and $70.7 (2004 — $80.6; 2003 — $107.0), respectively.

5.     GOODWILL FROM BUSINESS COMBINATIONS AND INTANGIBLE ASSETS:

Goodwill from business combinations:

        The following table details the changes in goodwill by reporting segment:

	Asia	Americas	Europe	Total
Balance December 31, 2003	$832.3	$115.7	$—	$948.0
Acquisitions (a)	40.6	111.6	72.2	224.4
Divestitures (b)	—	(11.5)	—	(11.5)
Impairment (c)	—	(215.8)	(72.2)	(288.0)

Balance December 31, 2004	872.9	—	—	872.9
Acquisitions (d)	1.6	—	—	1.6

Balance December 31, 2005 (e)	$874.5	$—	$—	$874.5

(a)
Goodwill increased during 2004 due to the acquisition of MSL. See note 3.

(b)
In September 2004, we sold certain assets relating to our power operations, including goodwill of $11.5. See note 3.

(c)
During the fourth quarter of 2004, we performed our annual goodwill impairment test for our identified reporting units representing our operational structure (Asia, Americas and Europe). The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. We finalized our 2005 business plan in the fourth quarter of 2004 and made certain determinations with respect to our restructuring plans and the continued transfer of major customer programs from higher-cost to lower-cost geographies. We compared the estimated fair value to the respective reporting units carrying value which indicated a goodwill impairment in the Americas and Europe reporting units. The planned transfer of certain programs and additional restructuring actions had a significant impact on the forecasted revenue of facilities in these reporting units. In measuring the goodwill impairment for these reporting units, we used a discounted cash flow model assuming discount rates of 13% to 15% and long-term annual growth rates of 2% to 4%. We recorded a goodwill impairment charge of $288.0. See note 11(d).

(d)
Goodwill increased during 2005 due to acquisitions. See note 3.

(e)
During the fourth quarter of 2005, we performed our annual goodwill impairment test for our identified reporting units and determined there was no impairment for 2005 as the reporting unit fair values exceeded their carrying values.

Intangible assets:

	2004
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$129.3	$115.5	$13.8
Other intangible assets	200.6	109.9	90.7

	$329.9	$225.4	$104.5

	2005
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$133.5	$122.8	$10.7
Other intangible assets	199.9	131.6	68.3

	$333.4	$254.4	$79.0

        The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Total
Balance December 31, 2003	$30.0	$107.9	$137.9
Amortization	(10.8)	(23.8)	(34.6)
Acquisitions (i)	—	35.0	35.0
Impairment (ii)	(5.4)	(28.4)	(33.8)

Balance December 31, 2004	13.8	90.7	104.5
Amortization	(7.3)	(21.1)	(28.4)
Acquisitions (i)	4.2	(0.7)	3.5
Impairment (ii)	—	(0.6)	(0.6)

Balance December 31, 2005	$10.7	$68.3	$79.0

(i)
Intangible assets increased during 2004 and 2005 due to acquisitions. See note 3. In 2005, we reduced intangibles by $1.8 resulting from a decrease in the tax liabilities relating to certain acquisitions.

(ii)
As we finalized our 2005 plan, and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2004, we recorded an impairment charge totaling $33.8 to write-down intellectual property and other intangible asset, primarily in the Americas. This included an impairment charge of $3.1 under restructuring and $30.7 under long-lived asset impairment (see note 11(e)). Restructuring plans and program transfers in the Americas had a significant impact on forecasted revenue for that region. This reduced the future net cash flows for a number of sites in the Americas, which impaired the recoverability of long-lived assets, including certain intellectual property and customer relationship assets. The impairment was measured as the excess of the carrying amount over the fair value of these assets determined on a discounted cash flow basis.

As we finalized our 2006 plan, and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2005, we recorded an impairment charge totaling $0.6 to write-down other intangible assets in the Americas and Europe. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined on a discounted cash flow basis.

        Amortization expense is as follows:

	Year ended December 31
	2003	2004	2005
Amortization of intellectual property	$27.4	$10.8	$7.3
Amortization of other intangible assets	21.1	23.8	21.1

	$48.5	$34.6	$28.4

        We estimate our future amortization expense as follows, based on existing intangible asset balances:

2006	$24.5
2007	19.6
2008	17.7
2009	8.0
2010	5.6
Thereafter	3.6

$79.0

6.     OTHER ASSETS:

	2004	2005
Deferred income taxes (note 12)	$23.7	$22.7
Deferred pension (note 14)	57.7	55.5
Deferred financing fees	14.6	16.1
Commodity taxes recoverable and other	23.8	6.8

	$119.8	$101.1

        Amortization of deferred financing costs for the year ended December 31, 2005 was $3.8 (2004 — $2.6; 2003 — $2.1).

7.     LONG-TERM DEBT:

	2004	2005
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	—	250.0
Capital lease obligations	3.4	1.4

	503.4	751.4
Less current portion	2.6	0.5

	$500.8	$750.9

(a)
We have a credit facility for $600.0 which matures June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility. Commitment fees for the year ended December 31, 2005 were $2.6.

The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that requires us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios at December 31, 2005, we are limited to approximately $250 of available debt incurrence. The available debt incurrence under the facility has been reduced by covenants relating to the two subordinated note issuances and outstanding letters of credit and guarantees. We were in compliance with all covenants at December 31, 2005.

(b)
In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. We incurred $12.0 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. We used a portion of the proceeds in the second quarter of 2004 to repurchase LYONs. The 2011 Notes are unsecured and are subordinated in right of payment to all senior debt. We may redeem the 2011 Notes on July 1, 2008 or later at various premiums above face value.

In connection with the 2011 Notes offering, we entered into agreements which swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 6.4% for 2005 (2004 — 4.9%).

(c)
In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0, and a fixed interest rate of 7.625%. We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. We used a portion of the proceeds in the third quarter of 2005 to repurchase LYONs. The 2013 Notes are unsecured and are subordinated in right of payment to all senior debt. We may redeem the 2013 Notes on July 1, 2009 or later at various premiums above face value.

        As at December 31, 2005, principal repayments due within each of the next five years on all long-term debt are as follows:

2006	$0.5
2007	0.5
2008	0.4
2009	—
2010	—
Thereafter	750.0

$751.4

8.     CONVERTIBLE DEBT:

        In August 2000, we issued LYONs with a principal amount at maturity of $1,813.6, payable August 1, 2020. We received gross proceeds of $862.9. No interest was payable on the LYONs.

        Pursuant to Canadian GAAP, the LYONs are bifurcated into a principal component and an option component. The principal component is recorded as debt and the option component is recorded as equity. The principal component is accreted over the 20-year term through periodic charges to expense.

        The LYONs could have been converted at the option of the holder into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. No LYONs were converted into subordinate voting shares. Holders had the right to require us to repurchase all, or a portion of their LYONs and we had the right to redeem the LYONs at any time on or after August 1, 2005.

        During 2004, we paid $299.7 (2003 — $223.5) to repurchase LYONs. During the third quarter of 2005, we repurchased the remaining outstanding LYONs for a total of $352.0 in cash. In 2005, we realized an accounting loss of approximately $11.3 on the repurchase, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. We recognized a $25.2 loss on the option component which we recorded in deficit and a $13.9 gain on the principal component which we recorded in other charges. See note 11(g).

9.     CAPITAL STOCK:

(a)   Authorized:

        We are authorized to issue an unlimited number of subordinate voting shares (SVS), which entitle the holder to one vote per share, and an unlimited number of multiple voting shares (MVS), which entitle the holder to 25 votes per share. Except as otherwise required by law, the SVS and MVS vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the SVS and MVS are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each MVS is convertible at any time at the option of the holder thereof and automatically, under certain circumstances, into one SVS. We are also authorized to issue an unlimited number of preferred shares, issuable in series.

(b)   Issued and outstanding:

Number of Shares (in millions)	SVS	MVS	Total SVS and MVS outstanding	Warrants	Shares to be issued
Balance December 31, 2003	169.8	39.1	208.9	—	0.5
Acquisitions (i)	14.1	—	14.1	1.1	—
Other share issuances (ii)	2.0	—	2.0	—	—

Balance December 31, 2004	185.9	39.1	225.0	1.1	0.5
Conversion of shares (iii)	9.5	(9.5)	—	—	—
Other share issuances (iv)	1.0	—	1.0	—	—
Other (v)	0.3	—	0.3	—	(0.5)

Balance December 31, 2005	196.7	29.6	226.3	1.1	—

Amount	SVS	MVS	Shares to be issued	Total SVS and MVS outstanding	Warrants
Balance December 31, 2003	$3,153.1	$138.8	$5.9	$3,297.8	$—
Acquisitions (i)	245.5	—	—	245.5	8.9
Other share issuances (ii)	15.8	—	—	15.8	—

Balance December 31, 2004	3,414.4	138.8	5.9	3,559.1	8.9
Conversion of shares (iii)	33.4	(33.4)	—	—	—
Other share issuances (iv)	8.0	—	—	8.0	—
Other (v)	1.1	—	(5.9)	(4.8)	(0.5)

Balance December 31, 2005	$3,456.9	$105.4	$—	$3,562.3	$8.4

2004 Capital Transactions:

  (i)
  In March 2004, we completed the acquisition of MSL and issued 14.1 million SVS and issued warrants to purchase 1.1 million SVS. See note 3.

  (ii)
  During 2004, we issued 2.0 million SVS, primarily as a result of the exercise of employee stock options for $14.6, and other employee share issuances for $1.2.

2005 Capital Transactions:

  (iii)
  During 2005, our parent company which holds our outstanding MVS converted 9.5 million MVS into 9.5 million SVS.

  (iv)
  During 2005, we issued 1.0 million SVS as a result of the exercise of employee stock options for $8.0.

  (v)
  During 2005, we issued 0.3 million reserved shares with an ascribed value of $1.1. We cancelled the remaining 0.2 million reserved shares with an ascribed value of $4.8. Certain warrants with an ascribed value of $0.5 were cancelled during 2005.

Long-Term Incentives:

Long-Term Incentive Plan (LTIP):

        Under the LTIP, we may grant stock options, performance options, performance share units and stock appreciation rights to eligible employees, executives and consultants. Under the LTIP, up to 29.0 million SVS may be issued from treasury.

Share Unit Plan (SUP):

        Under the SUP, we may grant restricted share units and performance share units to eligible employees. Under the SUP, we will satisfy the delivery of the share units by purchasing SVS in the open market or by cash, rather than issuing SVS from treasury.

(c)   Stock Option Plans:

(i)
Long-Term Incentive Plan:

        We have granted stock options and performance options as part of our LTIP. Options are granted at prices equal to the market value on the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from the grant date.

(ii)
Employee Share Purchase and Option Plans (ESPO):

        We have ESPO plans that were available to certain employees and executives. No further options may be issued under the ESPO plans. Pursuant to the ESPO plans, our employees and executives were offered the opportunity to purchase, at prices equal to market value, SVS and, in connection with such purchase, receive options to acquire an additional number of SVS based on the number of SVS acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding SVS acquired under the ESPO plans.

(iii)
Stock option exchange program:

        As part of a restructuring of our long-term incentive arrangements to provide more effective programs and reduce market overhang, we cancelled 6.8 million options during the third quarter of 2005 for an aggregate cost of $6.8 as part of an option exchange program. All current employees, other than certain executives, were eligible to participate. Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered. We recorded compensation expense of $3.9 to cost of sales and $2.9 to SG&A in the third quarter. Future compensation expense was not impacted as all repurchased options were granted prior to January 1, 2003. We paid $5.6 in cash in the third quarter. The balance was accrued and will be paid out at the end of three years, in accordance with the plan.

        Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	26.1	$30.51
Granted	0.4	$13.85
Exercised	(0.9)	$5.59
Cancelled	(2.8)	$35.42

Outstanding at December 31, 2003	22.8	$30.88
Issued on acquisition of MSL and granted in the year	7.7	$16.96
Exercised	(2.0)	$7.30
Cancelled	(2.8)	$30.71

Outstanding at December 31, 2004	25.7	$27.92
Granted	0.4	$12.43
Exercised	(1.3)	$5.31
Cancelled (including option exchange cancellations)	(10.3)	$45.86

Outstanding at December 31, 2005	14.5	$21.73

Shares reserved for issuance upon exercise of stock options or awards (in millions)	31.7

        The following options were outstanding as at December 31, 2005:

Plan	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Life
		(in millions)		(in millions)		(years)
ESPO	$5.00 - $7.50	1.6	$5.33	1.6	$5.33	1.4
LTIP	$8.75 - $14.90	1.8	$12.56	0.8	$11.16	6.8
	$15.12 - $17.11	1.1	$16.04	0.6	$16.19	6.1
	$17.15 - $18.46	1.8	$17.31	0.5	$17.49	7.2
	$18.66 - $20.38	2.7	$19.19	1.2	$18.93	7.2
	$21.25 - $32.40	1.4	$25.16	1.1	$25.24	5.0
	$33.64 - $89.43	2.2	$55.15	2.2	$55.16	2.8
MSL	$8.37 - $13.33	0.6	$12.67	0.6	$12.67	6.0
	$13.47 - $17.67	0.5	$14.39	0.5	$14.39	6.2
	$18.67 - $58.00	0.3	$26.66	0.3	$26.66	4.7
Other	$0.93 - $13.31	0.5	$7.70	0.5	$7.70	1.9

		14.5		9.9

        In 2003, we adopted the revised CICA Handbook Section 3870, "Stock-based Compensation," which requires that a fair-value method of accounting be applied to all stock-based compensation payments for both employees and non-employees. In accordance with the transitional provisions of Section 3870, we have prospectively applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. Prior to January 1, 2003, we accounted for our employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma net loss and per share information as if we had accounted for employee stock options under the fair-value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma net loss and per share information.

        The estimated fair value of the options is amortized to expense over the vesting period of three to four years, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2003	2004	2005
Risk-free rate	3.9%	3.1%	3.5% - 4.4%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	70%	56% - 70%	48% - 68%
Expected option life (in years)	4.3	3.5 - 5.5	3.5 - 5.5
Weighted-average grant date fair values of options issued	$7.84	$9.66	$6.54

        For the year ended December 31, 2005, we expensed $9.0 (2004 — $7.6; 2003 — $0.3) relating to the fair value of options granted after January 1, 2003.

        The pro forma disclosure relating to options granted in 2002 is as follows:

	Year ended December 31
	2003	2004	2005
Net loss as reported	$(266.7)	$(854.1)	$(46.8)
Deduct: Stock-based compensation costs using fair-value method	(9.6)	(7.9)	(7.4)

Pro forma net loss	$(276.3)	$(862.0)	$(54.2)

Loss per share:
Basic — as reported	$(1.23)	$(3.85)	$(0.21)
Basic — pro forma	$(1.28)	$(3.88)	$(0.24)
Diluted — as reported	$(1.23)	$(3.85)	$(0.21)
Diluted — pro forma	$(1.28)	$(3.88)	$(0.24)

(d)   Restricted share units and performance share units:

        We have granted restricted share units (RSUs) and performance share units (PSUs) as part of our LTIP and SUP. These grants generally entitle the holder to receive one SVS or, at our discretion, the cash equivalent of the market value of a share at the date of vesting. The grant date fair value of RSUs and PSUs is amortized to expense over the vesting period on a straight-line basis. The weighted-average grant date fair value of these share units for 2005 was $12.45 (2004 — $15.48). A total of $10.8 has been recognized in SG&A expenses in 2005 (2004 — $4.1) for RSUs and PSUs.

        The RSUs completely vest at the end of the term, which is generally three years. As at December 31, 2005, there were 1.9 million RSUs awarded and outstanding of which 0.1 million had vested. The PSUs vest at the end of the term, generally three years, to the extent that performance conditions have been met. As at December 31, 2005, 0.7 million PSUs were awarded and outstanding, and none were vested.

(e)   Warrants:

        In connection with the MSL acquisition, we issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series A warrants are fully vested and exercisable at any time through March 14, 2007 at an exercise price of $18.72 per share. The Series B warrants are fully vested and exercisable at any time through July 3, 2008 at an exercise price of $16.73 per share. We have the right to require the holders of both Series A and Series B warrants to exercise their warrants if our SVS trade at 175% of the exercise price of the warrants during a specified period.

10.   LOSS PER SHARE AND WEIGHTED AVERAGE SHARES OUTSTANDING:

        We follow the treasury stock method for calculating diluted loss per share. The diluted per share calculation includes employee stock options, warrants and the conversion of convertible debt instruments, if dilutive.

        The following table sets forth the calculation of basic and diluted loss per share:

	Year ended December 31
	2003	2004	2005
Numerator:
Net loss attributable to common shareholders	$(266.7)	$(854.1)	$(46.8)
Denominator (in millions):
Weighted average shares — basic	216.5	222.1	226.2
Effect of dilutive securities:(i)
Employee stock options, warrants and convertible debt	—	—	—

Weighted average shares — diluted	216.5	222.1	226.2
Loss per share:
Basic	$(1.23)	$(3.85)	$(0.21)
Diluted	$(1.23)	$(3.85)	$(0.21)

(i)
Excludes the effect of all options, warrants, and convertible debt as they are anti-dilutive due to the loss reported in the year. As of December 31, 2005, there were no convertible debt securities outstanding.

11.   OTHER CHARGES:

	Year ended December 31
	2003	2004	2005
2001, 2002 and 2003 restructuring (a)	$94.9	$6.6	$0.2
2004 restructuring (b)	—	147.1	20.6
2005 restructuring (c)	—	—	139.3

Total restructuring	94.9	153.7	160.1
Goodwill impairment (d)	—	288.0	—
Long-lived asset impairment (e)	82.8	99.3	1.6
Other (f)	—	116.8	(13.8)
Gain on repurchase of convertible debt (g)	(23.8)	(32.9)	(13.9)
Gain on sale of surplus land and building	(3.6)	(11.3)	(3.1)
Gain on sale of assets (h)	—	(12.0)	—
Deferred financing costs (i)	1.3	1.6	—

Other charges	$151.6	$603.2	$130.9
Inventory write-down related to one customer and the exiting of certain businesses, recorded in cost of sales (f) and (j)	—	61.2	—

Total	$151.6	$664.4	$130.9

(a)  2001, 2002 and 2003 restructuring:

        In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and telecommunications industries. In response to the prolonged difficult end-market conditions, we announced a second restructuring plan in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe. In January 2003, we announced further reductions to our manufacturing capacity in Europe.

        These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees. Approximately 19,000 employees have been terminated under these plans. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. We recorded non-cash charges to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision re: 2003	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Cash payments	(30.8)	(27.5)	(3.2)	(61.5)	—	—
Adjustments	2.7	2.2	0.3	5.2	1.4	6.6

December 31, 2004	15.8	36.8	—	52.6	289.5	723.9
Cash payments	(2.1)	(10.4)	—	(12.5)	—	—
Adjustments	(5.0)	5.3	—	0.3	(0.1)	0.2

December 31, 2005	$8.7	$31.7	$—	$40.4	$289.4	$724.1

        In March 2005, we incurred a loss of $2.4 when we sold a production facility in Europe that we closed in 2003. The purchaser agreed to employ certain employees, which reduced our remaining contractual severance obligations. We adjusted our accrued liability to reflect the reduced severance costs. During 2005, we also sold three other facilities that we closed in 2002 and recognized gains on disposal.

        We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015, and certain payments to regulatory agencies in accordance with local labour legislation in Europe which we expect to pay out through 2008. Cash outlays are funded from cash on hand.

        $6.5 of the accrued termination costs is classified in other long-term liabilities. The remaining restructuring liability is recorded in accrued liabilities.

(b)   2004 restructuring:

        In January and April 2004, we announced plans to further restructure our operations to better align capacity with our customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions. As of December 31, 2005, approximately 5,000 employees were terminated, consisting of executive, operations and plant employees. There are a few employees remaining who are involved in site closure activities who will be terminated as of March 31, 2006. Approximately 60% of the employee terminations were in the Americas, 30% in Asia and 10% in Europe. We recorded non-cash charges to write-down certain long-lived assets, primarily in Asia (55%) and the Americas (40%), which became impaired due to facility consolidations.

        In 2005, we sold one of our restructured facilities in Asia and incurred an additional loss on disposal of $6.7. We also recorded additional termination and other related employee costs in 2005, which we recorded as incurred.

        We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand. The restructuring liability is recorded in accrued liabilities.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(79.8)	(4.5)	(0.9)	(85.2)	—	—

December 31, 2004	18.8	4.2	5.0	28.0	33.9	147.1
Cash payments	(29.8)	(1.1)	(4.6)	(35.5)	—	—
Adjustments	13.7	0.9	0.6	15.2	5.4	20.6

December 31, 2005	$2.7	$4.0	$1.0	$7.7	$39.3	$167.7

(c)   2005 restructuring:

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions include facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels management requires to achieve sustainable profitability.

        As of December 31, 2005, we have recorded termination costs related to approximately 3,000 employees, primarily manufacturing and plant employees. Approximately 1,800 of these employees have been terminated as of December 31, 2005, with the balance of the terminations to occur in 2006. Approximately 70% of employee terminations are in the Americas and 30% in Europe.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	114.0	14.5	5.1	133.6	5.7	139.3
Cash payments	(74.7)	(1.2)	(4.4)	(80.3)	—	—

December 31, 2005	$39.3	$13.3	$0.7	$53.3	$5.7	$139.3

        We expect to complete these restructuring actions in 2006. Cash outlays are and will be funded from cash on hand. The restructuring liability is recorded in accrued liabilities.

Restructuring summary:

        As part of our plans to better align our capacity, we expected total restructuring charges of between $225.0 and $275.0 to be recorded in 2005 and 2006, with the majority of these charges to be employee termination costs. As of December 31, 2005, we have recorded restructuring charges totaling $160.1 relating to these plans.

(d)   Goodwill impairment:

        In 2003, we conducted our annual impairment assessment and determined there was no goodwill impairment.

        In 2004, we recorded a non-cash charge of $288.0 in connection with our annual impairment assessment.

        In 2005, we conducted our annual impairment assessment and determined there was no goodwill impairment.

(e)   Long-lived asset impairment:

        In 2003, we recorded a non-cash charge of $82.8, relating primarily to the Americas (41%) and Europe (59%). We wrote down $25.3 of intangible assets and recorded an impairment of $57.5 against capital assets.

        In 2004, we recorded a non-cash charge of $99.3, relating to the Americas (75%) and Europe (25%). We wrote down $30.7 of intangible assets, primarily customer relationships and contract intangibles, and recorded an impairment of $68.6 against capital assets.

        In 2005, we recorded a non-cash impairment charge of $1.6 against capital assets and customer relationship intangibles, principally on assets in the Americas and Europe which we planned to restructure in 2006.

(f)    Other:

        In the normal course of operations, we adjust our allowance for doubtful accounts for specific customer risks and credit factors. In the fourth quarter of 2004, we determined that additional provisions were required to reflect estimated recoverable amounts for accounts and notes receivable, inventory and non-cancelable purchase orders related to one of our customers, which had experienced a significant deterioration in its financial condition. We recorded incremental charges of $116.8 and $44.6 in the fourth quarter of 2004 in other charges and cost of sales, respectively, based on our assessment of a variety of outcomes and a determination that the best estimate of the net recoverable amount was $20.8 as at December 31, 2004. In the second quarter of 2005, this customer ceased operations and sold certain assets to a third party for cash. This event provided us with greater assurance of collecting our original estimated recoverable amounts. As of December 31, 2005, we have collected substantially all of our original estimated recoverable amount.

        In addition to the above, we recorded $13.8 during the second quarter of 2005 to reflect additional amounts realized.

(g)   Gain on repurchase of convertible debt:

        We repurchased LYONs and recognized gains and losses which have been apportioned between the principal and option components. We recognized a gain on the principal component which is recorded in other charges. We recorded the losses apportioned to the option component, net of tax, in deficit. See note 8.

(h)   Gain on sale of assets:

        In 2004, we sold certain assets relating to our power operations. See note 3.

(i)    Deferred financing costs:

        In 2003, we amended our credit facilities and expensed deferred financing costs of $1.3 related to the original facilities.

        In 2004, we cancelled one of our credit facilities and expensed related deferred financing costs of $1.6.

(j)    Inventory write-down relating to exiting businesses, recorded in cost of sales:

        In 2004, we restructured and exited certain service offerings resulting in a write-down of the related inventory of $16.6.

12.   INCOME TAXES:

	Year ended December 31
	2003	2004	2005
Loss before income tax:
Canadian operations	$(49.8)	$(165.3)	$(171.9)
Foreign operations	(183.4)	(436.6)	146.4

	$(233.2)	$(601.9)	$(25.5)

Current income tax expense (recovery):
Canadian operations	$4.5	$10.9	$(11.5)
Foreign operations	9.2	6.7	48.4

	$13.7	$17.6	$36.9

Deferred income tax expense (recovery):
Canadian operations	$(18.1)	$(13.7)	$(5.7)
Foreign operations	37.9	248.3	(9.9)

	$19.8	$234.6	$(15.6)

        The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2003	2004	2005
Combined Canadian federal and provincial income tax rate	36.6%	36.1%	36.1%
Income tax recovery based on loss before income taxes at statutory rate	$(85.4)	$(217.3)	$(9.2)
Decrease (increase) to income tax recovery resulting from:
Manufacturing and processing deduction	1.6	1.4	3.6
Foreign (income) losses taxed at lower rates	(6.7)	34.6	(65.8)
Amortization and write-down of non-deductible goodwill and intangible assets	1.0	102.9	—
Other, including non-taxable and non-deductible items	14.3	38.4	69.6
Change in valuation allowance	108.7	292.2	23.1

Income tax expense	$33.5	$252.2	$21.3

        Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following as at December 31, 2004 and 2005:

	2004	2005
Deferred income tax assets:
Income tax effect of operating losses carried forward	$377.6	$468.1
Accounting provisions not currently deductible	94.4	71.7
Capital, intangible and other assets	70.5	50.3
Share issue and debt issue costs	8.4	1.5
Restructuring accruals	27.5	38.4

	578.4	630.0
Valuation allowance	(510.6)	(533.0)

	67.8	97.0

Deferred income tax liabilities:
Deferred pension asset	(12.9)	(18.4)
Unrealized foreign exchange gains	(35.1)	(41.6)
Other	(18.3)	(25.7)

	(66.3)	(85.7)

Deferred income tax asset, net	$1.5	$11.3

        In certain jurisdictions, we currently have significant operating losses and other deductible temporary differences which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $533.0 is required in respect of our deferred income tax assets as at December 31, 2005 (2004 — $510.6).

        Included in the 2004 valuation allowance of $510.6 is a charge of $248.2 to establish a valuation allowance for most of the remaining deferred income tax assets in the United States and Europe. We expect to record a full valuation allowance on future deferred income tax assets arising in these jurisdictions until a sustainable level of taxable income is reached. In previous reporting periods, we provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and for certain other deductible temporary differences where we believed the realization of these future tax benefits was in doubt. We had believed it was more likely than not that the remaining net deferred income tax assets would be realized principally based upon forecasted taxable income, generally within the net operating loss carry forward period. During the fourth quarter of 2004, in the course of finalizing the 2005 business plan, we identified significant developments which we considered in determining our valuation allowance, including the necessity for further restructuring actions to attain profitability and the continued transfer of major customer programs from higher-cost to lower-cost geographies.

        Also included in the 2004 valuation allowance is $51.1 attributable to the acquisition of MSL. Decreases in the MSL valuation allowance in future years will be recorded as adjustments to intangible assets.

        We believe we will generate sufficient future taxable income to realize the benefit of the net deferred income tax asset balance of $11.3 as at December 31, 2005.

        The aggregate amount of undistributed earnings of our foreign subsidiaries, for which no deferred income tax liability has been recorded, is approximately $684.1 as at December 31, 2005. We intend to indefinitely re-invest income in these foreign subsidiaries.

        We have been granted tax incentives, including tax holidays, for our Czech Republic, China, Malaysia, Thailand, Philippines and Singapore subsidiaries. The tax benefit arising from these incentives is approximately $28.9, or $0.13 diluted per share for 2005, $26.9, or $0.12 diluted per share for 2004 and $17.6, or $0.08 diluted per share for 2003. These tax incentives expire between 2006 and 2012, and are subject to certain conditions with which we expect to comply.

        As at December 31, 2005, we have operating loss carry forwards of $1,720.7. A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry	Amount
2006	$0.8
2007	82.2
2008	97.6
2009	30.9
2010	216.5
2011	135.0
2012-2025	708.3
Indefinite	449.4

$1,720.7

        See note 16 regarding income tax contingencies.

13.   RELATED PARTY TRANSACTIONS:

        In 2005, we expensed management-related fees of $1.6 (2004 — $0.7; 2003 — $1.4) charged by our parent company, based on the terms of a management agreement.

14.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

        We provide pension and non-pension post-employment benefit plans for our employees. Pension benefits include traditional pension plans as well as supplemental pension plans. Some employees in Canada, Japan, the United Kingdom and the Philippines participate in defined benefit plans. Defined contribution plans are offered to employees, mainly in Canada and the U.S.

        We provide non-pension post-employment benefits (other benefit plans) to retired and terminated employees in Canada, Italy, the U.S., France, Mexico and Thailand. These benefits include one-time retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments. Contributions made by us to support ongoing plan obligations have been included in the deferred asset or liability accounts on the balance sheet. The most recent statutory pension actuarial valuations were completed as at April and December 2002. The measurement dates to be used for the next actuarial valuation for pensions will be April and December 2005.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payments. The most recent actuarial valuation for non-pension post-employment benefits was completed in November 2004. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. The measurement date used for the accounting valuation for non-pension post-employment benefits is December 31, 2005.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 43%-52% investment in fixed income and 45%-53% investment in equities through mutual funds, and 3%-5% in real estate/other investments. We employ passive investment approaches in our pension plan asset management strategy. Our pension funds do not invest directly in equities or derivative instruments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds.

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2004	2005	2004	2005
Equities through mutual funds	$146.9	$164.6	49%	51%
Fixed income	139.6	146.8	47%	45%
Other	10.8	12.3	4%	4%

Total	$297.3	$323.7	100%	100%

        The following table provides a summary of the estimated financial position of our pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2004	2005	2004	2005
Plan assets, beginning of year	$257.9	$297.3	$—	$—
Employer contributions	19.4	16.1	13.4	7.7
Actual return on assets	22.6	43.6	—	—
Voluntary employee contributions	1.1	0.8	0.2	0.5
Plan settlements	(9.2)	—	—	—
Benefits paid	(13.9)	(21.1)	(13.6)	(8.2)
Acquisitions/divestitures	1.1	—	—	—
Foreign currency exchange rate changes	18.3	(13.0)	—	—

Plan assets, end of year	$297.3	$323.7	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2004	2005	2004	2005
Projected benefit obligations, beginning of year	$310.9	$359.9	$80.5	$77.8
Service cost	6.9	5.8	11.5	7.3
Interest cost	16.8	18.1	3.4	3.3
Voluntary employee contributions	1.1	0.8	0.2	0.5
Actuarial losses	21.8	50.1	3.5	15.7
Plan amendments	—	—	—	(10.3)
Plan settlements	(9.2)	—	—	—
Effect of curtailments	2.4	(0.1)	(13.1)	(0.4)
Benefits paid	(13.9)	(21.1)	(13.6)	(8.2)
Acquisitions	0.8	—	1.1	0.1
Foreign currency exchange rate changes	22.3	(18.9)	4.3	(0.7)

Projected benefit obligations, end of year	$359.9	$394.6	$77.8	$85.1

Deficit of plan assets over projected benefit obligations	$(62.6)	$(70.9)	$(77.8)	$(85.1)
Unrecognized actuarial losses	108.7	119.7	13.4	29.5
Unrecognized net transition obligation and prior service cost	(5.0)	(4.1)	—	(10.4)

Deferred (accrued) pension cost	$41.1	$44.7	$(64.4)	$(66.0)

        The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2004 and 2005:

	2004			2005
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefits	$(16.6)	$(64.4)	$(81.0)	$(10.8)	$(66.0)	$(76.8)
Deferred pension assets (note 6)	57.7	—	57.7	55.5	—	55.5

	$41.1	$(64.4)	$(23.3)	$44.7	$(66.0)	$(21.3)

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2003	2004	2005	2003	2004	2005
Net periodic pension cost:
Service cost	$7.3	$6.9	$5.8	$9.8	$11.5	$7.3
Interest cost	14.6	16.8	18.1	3.3	3.4	3.3
Expected return on assets	(13.7)	(16.8)	(17.8)	—	—	—
Net amortization of prior service cost	—	(0.5)	(0.2)	—	—	(0.4)
Net amortization of actuarial losses	5.7	5.9	6.3	0.4	0.4	0.7

	13.9	12.3	12.2	13.5	15.3	10.9
Defined contribution pension plan expense	17.6	18.2	17.9	—	—	—
Curtailment/settlement loss (gain)	—	3.7	1.4	0.1	(7.5)	(0.4)

Total expense for the year	$31.5	$34.2	$31.5	$13.6	$7.8	$10.5

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2003	2004	2005	2003	2004	2005
Actuarial assumptions (percentages):
Weighted average discount rate for:
Projected benefit obligations	5.5	5.3	4.7	6.4	6.1	5.3
Net periodic pension cost	5.5	5.5	5.3	6.9	6.4	6.1
Weighted average rate of compensation increase for:
Projected benefit obligations	3.4	3.4	3.4	4.0	4.0	3.5
Net periodic pension cost	4.0	3.4	3.4	5.0	4.0	4.0
Weighted average expected long-term rate of return on plan assets for:
Projected benefit obligations	6.5	6.2	5.0	—	—	—
Net periodic pension cost	7.3	6.5	6.2	—	—	—
Healthcare cost trend rate for:
Projected benefit obligations	—	—	—	9.7	10.0	9.3
Net periodic pension cost	—	—	—	10.5	9.7	10.0
Estimated rate for the following 12-month net periodic pension cost	—	—	—	9.7	10.0	9.3
	Other Benefit Plans Year ended December 31
	2004	2005
Sensitivity re: healthcare trend rate for non-pension post-employment benefits:
1% Increase
Effect on projected benefit obligation	$9.4	$9.4
Effect on service cost and interest cost	1.9	1.1
1% Decrease
Effect on projected benefit obligation	(7.2)	(7.3)
Effect on service cost and interest cost	(1.2)	(0.8)

        The ultimate healthcare trend rate is estimated to steadily decline to 4.5% and is expected to be achieved between 2010 and 2011.

        The weighted average discount rate is determined using publicly available rates for high yield corporate bonds and government bonds for each country where there is a pension and non-pension benefit plan.

        The weighted average rate of return for each asset class contained in our approved investment strategy is used to derive the expected long-term rate of return on assets. For fixed income securities, the long-term rate of return on bonds for each country is used. The duration of the long-term rate of return on the bonds coincides with the estimated maturity of the plan obligations. For equity securities, an expected equity risk premium is aggregated with the long-term rate of return on bonds. The expected equity risk premium is specific for each country and is based on historic equity returns.

        In 2004 and 2005, we incurred net curtailment and plan settlement gains and losses due to the rationalization of facilities and plan amendments. The gains and losses due to rationalization of facilities are included as restructuring charges.

        At December 31, 2005, we have a supplemental retirement plan that has an accumulated benefit obligation of $23.5 and plan assets of $2.0. We also have a pension plan with an accumulated benefit obligation of $209.6 that is in excess of plan assets of $154.8.

        At December 31, 2005, the total accumulated benefit obligations for the pension plans was $390.3 and the projected benefit obligations for the non-pension post-employment benefit plans was $85.1.

        In 2005, we made contributions to the pension plans of $34.0, of which $17.9 was for defined contribution plans and $16.1 was for defined benefit plans. We may, from time to time, make voluntary contributions to the pension plans.

        In 2005, we made contributions to the non-pension post-employment benefit plans of $7.7 to fund benefit payments. The estimated future benefit payments, which reflect expected future service, are as follows:

	Year	Pension Benefits	Other Benefits
Expected employer contributions	2006	$29.3	$6.0
Expected benefit payments	2006	15.2	6.0
	2007	15.1	6.1
	2008	15.4	6.2
	2009	15.9	6.2
	2010	18.2	6.3
	Thereafter	86.6	32.2

15.   FINANCIAL INSTRUMENTS:

Fair values:

        We used the following methods and assumptions to estimate the fair value of each class of financial instruments:

  (a)
  The carrying amounts of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

  (b)
  The fair values of foreign currency contract obligations and interest rate swaps are estimated based on the current trading value, as quoted by brokers active in these markets.

  (c)
  The fair values of the subordinated notes and the principal portion of the convertible debt are estimated by discounting future cash flows at current interest rates.

The carrying amounts and fair values of our financial instruments, where there are differences, are as follows:

	December 31, 2004		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign currency contracts — asset (liability)	$(2.4)	$31.1	$(0.3)	$6.9
Interest rate swaps — asset (liability)	—	19.8	—	(3.1)
Senior subordinated notes	500.0	536.3	750.0	751.9
Convertible debt	124.1	87.2	—	—

Derivatives and hedging activities:

        We have entered into foreign currency contracts to hedge foreign currency risks relating to cash flow. Our forward exchange contracts do not subject us to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the contracts are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

        In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements are effective June 2004 and mature July 2011. Payments or receipts under the swap agreements are recorded in interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2005 was an unrealized loss of $3.1 (2004 — unrealized gain of $19.8).

        At December 31, 2005, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months
Canadian dollars	$224.0	$0.83	15
Euros	$47.3	$1.26	13
Euros	$18.4	$1.17	18
Thai baht	$62.7	$0.02	12
Mexican pesos	$57.3	$0.09	12
Czech korunas	$26.7	$0.04	12
Singapore dollars	$13.9	$0.61	12
British pounds sterling	$8.0	$1.76	9

        At December 31, 2005, these contracts were in a fair-value asset position of $6.9 (2004 — asset of $31.1).

        We have not designated the 18-month forward contracts as a hedge, and have marked these to market through the statement of operations.

Concentration of risk:

        Financial instruments that potentially subject us to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and short-term investments. We perform ongoing credit evaluations of our customers' financial conditions. In certain instances, we obtain letters of credit or other forms of security from our customers. We consider our concentrations of credit risk in determining our estimates of reserves for potential credit losses. We maintain cash and short-term investments in high-quality investments or on deposit with major financial institutions.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2005, we have operating leases that require future payments as follows:

Operating Leases
2006	$47.0
2007	34.6
2008	28.2
2009	22.6
2010	20.8
Thereafter	53.3

        We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2005, these contingent liabilities amounted to $80.0 (2004 — $63.7).

        In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

        In the normal course of our operations, we may be subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on our results of operations, financial position or on our liquidity.

        We have provided routine indemnities as a result of divesting our power operations in 2004. See note 3.

        We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. We believe we have substantial defenses to the asserted deficiencies and have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these asserted deficiencies and any resulting proceedings, and if these asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

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

        During 2005, two customers individually comprised 15% and 12% of total revenue across all geographic segments. At December 31, 2005, one customer represented 12% of total accounts receivable.

18.   SEGMENTED INFORMATION:

        Our operations fall into one dominant industry segment, the electronics manufacturing services industry. We manage our operations, and accordingly determine our operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, option expense, option exchange costs and income taxes). Inter-segment transactions are reflected at market value.

        The following is a breakdown by reporting segment:

	Year ended December 31
	2003	2004	2005
Revenue
Asia	$2,475.4	$3,557.2	$4,048.9
Americas	3,091.1	3,765.5	3,090.5
Europe	1,399.3	1,815.3	1,510.2
Elimination of inter-segment revenue	(230.5)	(298.2)	(178.6)

	$6,735.3	$8,839.8	$8,471.0

	Year ended December 31
	2003	2004	2005
EBIAT
Asia	$68.3	$121.0	$159.4
Americas	13.8	22.1	54.4
Europe	(95.8)	2.0	(13.8)

	(13.7)	145.1	200.0
Net interest and accretion charges	(19.4)	(37.3)	(49.8)
Amortization of intangible assets	(48.5)	(34.6)	(28.4)
Option expense	—	(7.6)	(9.0)
Option exchange costs	—	—	(6.8)
Integration costs related to acquisitions	—	(3.1)	(0.6)
Other charges (note 11)	(151.6)	(664.4)	(130.9)

Loss before income taxes	$(233.2)	$(601.9)	$(25.5)

	Year ended December 31
	2003	2004	2005
Capital expenditures
Asia	$83.8	$70.5	$68.1
Americas	84.3	42.8	60.1
Europe	7.8	28.9	30.3

	$175.9	$142.2	$158.5

	As at December 31
	2004	2005
Total assets
Asia	$2,352.6	$2,494.7
Americas	1,520.9	1,574.2
Europe	1,066.3	788.9

	$4,939.8	$4,857.8

Capital assets
Asia	$247.4	$255.9
Americas	179.3	155.1
Europe	142.6	133.8

	$569.3	$544.8

        The following table details our external revenue allocated by manufacturing location among foreign countries exceeding 10%:

	Year ended December 31
	2003	2004	2005
Revenue
Canada	20%	18%	14%
United States	21%	18%	13%
Italy	13%	—	—
China	—	—	14%
Thailand	—	15%	19%

        The following table details our capital assets allocated among foreign countries exceeding 10%:

	Year ended December 31
	2003	2004	2005
Capital Assets
China	—	11%	21%
Thailand	—	11%	11%

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2003	2004	2005
Paid during the year:
Interest	$10.4	$13.6	$12.7
Taxes	$14.1	$9.9	$24.8
Non-cash financing activities:
Shares issued for acquisition of MSL	$—	$245.5	$—
Options issued for acquisition of MSL	$—	$15.2	$—
Warrants issued for acquisition of MSL	$—	$8.9	$—

20.   CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on our consolidated financial statements, are described below:

Consolidated statements of operations:

        The following table reconciles net loss as reported in the accompanying consolidated statements of operations to net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31
	2003	2004	2005
Net loss in accordance with Canadian GAAP	$(266.7)	$(854.1)	$(46.8)
Impact of convertible debt for Canadian GAAP, net of tax (b)	—	(10.0)	(6.3)
Interest expense on convertible debt, net of tax (b)	(19.9)	(11.6)	(5.3)
Gain (loss) on repurchase of convertible debt, net of tax (b)	1.9	(5.3)	(2.2)
Deferred taxes on unrealized foreign exchange gains (losses) (b)	(10.3)	1.5	8.8
Other charges and amortization, net of tax (a) and (c)	26.8	4.4	—
Stock-based compensation expense (h)	0.3	7.6	9.0

Net loss before cumulative effect of a change in accounting policy, in accordance with U.S. GAAP	(267.9)	(867.5)	(42.8)
Cumulative effect of a change in accounting policy, net of tax (d)	(1.3)	—	—

Net loss in accordance with U.S. GAAP	$(269.2)	$(867.5)	$(42.8)
Other comprehensive income (loss):
Net gain (loss) on derivatives designated as hedges, net of tax (f)	21.4	(13.3)	(19.5)
Minimum pension liability, net of tax (g)	(1.8)	(7.0)	(6.6)
Foreign currency translation adjustment	12.8	11.2	(21.9)

Comprehensive loss in accordance with U.S. GAAP	$(236.8)	$(876.6)	$(90.8)

        The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31
	2003	2004	2005
Loss attributable to common shareholders — basic and diluted	$(269.2)	$(867.5)	$(42.8)
Weighted average shares — basic (in millions)	216.5	222.1	226.2
Weighted average shares — diluted (in millions)(1)	216.5	222.1	226.2
Basic loss per share(2)	$(1.24)	$(3.91)	$(0.19)
Diluted loss per share(2)	$(1.24)	$(3.91)	$(0.19)

(1)
Excludes the effect of all options, warrants, and convertible debt as they are anti-dilutive due to the loss reported in the year. As of December 31, 2005, there were no convertible debt securities outstanding.

(2)
Basic and diluted loss per share for 2003 before cumulative effect of a change in accounting policy was $(1.24). See note (d).

        The cumulative effect of these adjustments on our shareholders' equity is as follows:

	As at December 31
	2003	2004	2005
Shareholders' equity in accordance with Canadian GAAP	$3,255.9	$2,488.8	$2,214.4
Compensation expense (a)	(2.0)	—	—
Interest expense on convertible debt for U.S. GAAP, net of tax (b)	(72.2)	(83.8)	—
Convertible debt (b)	(395.2)	(210.2)	—
Accretion of convertible debt for Canadian GAAP, net of tax (b)	55.3	67.3	—
Loss (gain) on repurchase of convertible debt for Canadian GAAP (b)	(3.9)	10.7	—
Deferred taxes on unrealized foreign exchange gain (b)	(10.3)	(8.8)	—
Gain on repurchase of convertible debt for U.S. GAAP (b)	10.3	5.0	—
Other charges and amortization (a) and (c)	(2.4)	—	—
Gain on foreign exchange contract, net of tax (e)	12.1	12.1	12.1
Net gain on cash flow hedges (f)	37.1	23.8	4.3
Minimum pension liability, net of tax (g)	(40.3)	(47.3)	(53.9)

Shareholders' equity in accordance with U.S. GAAP	$2,844.4	$2,257.6	$2,176.9

(a)
In 1998, we recorded the final settlement of an earn-out as expense for U.S. GAAP. For Canadian GAAP, we recorded this $2.0 earn-out as goodwill. In 2004, we wrote this goodwill off against earnings for Canadian GAAP and we added it back for U.S. GAAP through other charges in 2004.

(b)
Under Canadian GAAP, we bifurcate our LYONs into a principal component and an option component. We record the principal component as debt and the option component as equity. We record the accretion charges, amortization of debt issue costs, and gains and losses on repurchases relating to the principal component in the statements of operations. These charges are added back for U.S. GAAP. Under U.S. GAAP, we record the entire convertible debt as a long-term liability and, accordingly, have recorded the accretion charges and amortization of debt issue costs to interest expense of $5.3, net of tax of $3.0 (2004 — $11.6 net of tax of $6.5; 2003 — $19.9, net of tax of $9.8). In the third quarter of 2005, we repurchased the remaining outstanding LYONS. Under U.S. GAAP, we recorded a loss on repurchase of LYONs of $2.2, net of $1.2 in taxes (2004 — loss of $5.3, net of $3.0 in taxes; 2003 — gain of $1.9, net of $0.9 in taxes). In 2004, we recorded a deferred tax liability on the unrealized foreign exchange gains of $8.8 (2003 — $10.3) on the incremental debt component for U.S. GAAP. We reversed the outstanding deferred tax balance in 2005 as there are no LYONs remaining.

(c)
In 2002, we recorded impairment charges to write-down certain assets, primarily intangible assets, which were measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in additional charges in 2002. In 2003, we wrote-down certain assets under Canadian GAAP for $16.2, net of tax of $0.6. Since these assets were previously written down under U.S. GAAP, the 2003 impairment, as well as the related amortization expense of $10.6, net of tax of $0.8 in 2003, and $2.4, net of tax $0.6, in 2004 is added back.

(d)
We adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," for U.S. GAAP effective January 1, 2003. This standard requires that we record the fair value of an asset retirement obligation as a liability in the period we incur the obligation. For Canadian GAAP, we adopted the equivalent standard on a retroactive basis in 2004. We recorded a charge against operations of $1.3 (net of tax of $0.2) for the cumulative amortization and accretion from the date we incurred the obligation through to January 1, 2003, the effective date of this standard.

(e)
In 2001, we entered into a forward exchange contract to hedge the cash portion of the purchase price for one acquisition. This transaction did not qualify for hedge accounting treatment under SFAS No. 133, which specifically precludes hedges of forecasted business combinations. We had a gain on the exchange contract of $15.7, less tax of $3.6. We recorded this gain in operations for U.S. GAAP. For Canadian GAAP, we included the gain in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than U.S. GAAP.

(f)
We enter into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. We document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies. We record changes in the spot value of foreign currency contracts that are designated effective and qualify as cash flow hedges of forecasted transactions in accumulated other comprehensive income and reclassify these into the same component of earnings in the same period the hedged transaction is recognized. At December 31, 2004, we recorded an asset of $23.8 ($33.3 less $9.5 in taxes) and a corresponding loss of $13.3 ($16.5 less $3.2 in taxes) to other comprehensive loss and net loss. At December 31, 2005, we recorded an asset of $4.3 ($7.2 less $2.9 in taxes) and a corresponding loss of $19.5 ($26.1 less $6.6 in taxes) to other comprehensive loss and net loss. We expect that $7.0 of net pre-tax gains reported in accumulated other comprehensive loss will be reclassified into operations during 2006 for U.S. GAAP. Under Canadian GAAP, we do not mark to market our derivative instruments and the related off-balance sheet gains and losses are recognized in operations in the same period as the hedged transactions.

In 2004, we entered into interest rate swap agreements to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate. Under U.S. GAAP, we recorded a liability of $3.1 (less $1.1 in taxes) as at December 31, 2005, representing the fair value of the swap agreements, and a corresponding loss to earnings. We also recorded an asset of $3.1 (less $1.1 in taxes) as at December 31, 2005, representing the incremental fair value of the 2011 Notes attributable to the risk being hedged, and a corresponding gain to earnings. There is no net impact to the statement of operations. Under Canadian GAAP, the interest rate swap agreements are not marked to market.

(g)
Under U.S. GAAP, we are required to record an additional minimum pension liability for two of our plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. We charged other comprehensive loss with $6.6, net of tax of $3.1 (2004 — two plans for $7.0, net of tax of $3.1; 2003 — two plans for $1.8, net of tax of $0.8). No such adjustments are required under Canadian GAAP.

Other disclosures required under U.S. GAAP:

(h)
Stock-based compensation:

        Under U.S. GAAP, we measure compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma information as if we had accounted for our employee stock options under the fair-value method prescribed by SFAS No. 123. We amortize the estimated fair value of options to expense over the vesting period, on a straight-line basis. We applied the Black-Scholes option pricing model to determine the fair value of options using the weighted average assumptions disclosed in note 9.

        The pro forma disclosure for U.S. GAAP is as follows:

	Year ended December 31
	2003	2004	2005
Net loss in accordance with U.S. GAAP, as reported	$(269.2)	$(867.5)	$(42.8)
Deduct: Stock-based compensation costs using fair-value method	(86.8)	(93.7)	(56.6)

Pro forma net loss in accordance with U.S. GAAP	$(356.0)	$(961.2)	$(99.4)
Loss per share:
Basic — as reported	$(1.24)	$(3.91)	$(0.19)
Basic — pro forma	$(1.64)	$(4.33)	$(0.44)
Diluted — as reported	$(1.24)	$(3.91)	$(0.19)
Diluted — pro forma	$(1.64)	$(4.33)	$(0.44)

        Effective 2003, we adopted the fair-value method of accounting for stock-based compensation for Canadian GAAP and recorded compensation expense of $9.0 in 2005 (2004 — $7.6; 2003 — $0.3). Under U.S. GAAP, we continued to use the intrinsic value method and disclosed pro forma information.

(i)
Accumulated other comprehensive income (loss):

	Year ended December 31
	2003	2004	2005
Opening balance of accumulated net gain on cash flow hedges	$15.7	$37.1	$23.8
Net gain (loss) on derivatives designated as hedges (f)	21.4	(13.3)	(19.5)

Closing balance	37.1	23.8	4.3
Opening balance of foreign currency translation account	17.3	30.1	41.3
Foreign currency translation gain (loss)	12.8	11.2	(21.9)

Closing balance	30.1	41.3	19.4
Opening balance of minimum pension liability	(38.5)	(40.3)	(47.3)
Minimum pension liability, net of tax (g)	(1.8)	(7.0)	(6.6)

Closing balance	(40.3)	(47.3)	(53.9)

Accumulated other comprehensive income (loss)	$26.9	$17.8	$(30.2)

(j)
Warranty liability:

        We record a liability for future warranty costs based on management's best estimate of probable claims under our product or service warranties. The accrual is based on the terms of the warranty which vary by customer and product or service and historical experience. We regularly evaluate the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability:

	2003	2004	2005
January 1	$23.7	$19.5	$20.0
Accruals	4.7	3.9	7.7
Adjustments	(6.3)	—	—
Assumed on acquisition of MSL	—	1.6	—
Cash payments	(2.6)	(5.0)	(3.8)

December 31	$19.5	$20.0	$23.9

(k)
Accrued liabilities include $93.5 at December 31, 2005 (2004 — $110.4) relating to payroll and benefit accruals.

(l)
New United States accounting pronouncements:

        In November 2004, FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43 chapter 4," which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges. The statement also requires an allocation of fixed production overhead based on normal production capacities. The standard is effective for 2006. We have determined that this standard will not have a material impact on our U.S. GAAP results included in the "Canadian and United States accounting policy differences" note.

        In December 2004, FASB issued SFAS No. 123R, "Share-based Payments," which requires companies to recognize in the income statement the grant date fair value of stock options and other equity-based compensation issued to employees. The standard eliminates the use of the intrinsic method under APB Opinion No. 25. The standard also requires the use of an option pricing model for estimating fair value. In March 2005, the Securities and Exchange Commission issued SAB No. 107 which provides guidance in implementing SFAS No. 123R. This standard is effective for 2006 and can be adopted using the modified prospective application method or the modified retrospective application method. We are currently evaluating the impact of adopting this standard on our U.S. GAAP results included in the "Canadian and United States accounting policy differences" note.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29," which addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of assets exchanged. The standard is effective for 2006. We do not expect the adoption of this standard to have a material impact on our U.S. GAAP results included in the "Canadian and United States accounting policy differences" note.

        In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle. This standard also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The standard is effective for 2006. Early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our U.S. GAAP results included in the "Canadian and United States accounting policy differences" note.

21.   COMPARATIVE INFORMATION:

        We have reclassified certain prior year information to conform to the current year's presentation.

QuickLinks

TABLE OF CONTENTS
PART I
Summary Compensation Table
Celestica's Mid-Term Incentive Plan Awards (granted on January 31, 2006)
Performance/Restricted Share Units Outstanding as at December 31, 2005
Percentage of Equity-Based Compensation Granted in 2005
Performance Vesting PSU and PCO Vesting Schedule
Canadian Pension Plan Table(1)(2)
Outstanding Options
Indebtedness of Senior Officers under Securities Purchase Programs
PART II
PART III
SIGNATURES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AUDITORS' REPORT
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars)
CELESTICA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except for per share amounts)