Form 20-F
period 2006-12-31
CELESTICA INC
filed 2007-03-20
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2006
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

12 Concorde Place, 5th Floor
Toronto, Ontario, Canada M3C 3R8
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

198,215,551 Subordinate Voting Shares	0 Preference Shares
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

Item 9.	The Offer and Listing		78
	A.	Offer and Listing Details	78
	B.	Plan of Distribution	80
	C.	Markets	80
	D.	Selling Shareholders	80
	E.	Dilution	80
	F.	Expense of the Issue	80
Item 10.	Additional Information		80
	A.	Share Capital	80
	B.	Memorandum and Articles of Incorporation	81
	C.	Material Contracts	81
	D.	Exchange Controls	81
	E.	Taxation	81
	F.	Dividends and Paying Agents	86
	G.	Statement by Experts	86
	H.	Documents on Display	86
	I.	Subsidiary Information	87
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		87
Item 12.	Description of Securities Other than Equity Securities		88
PART II			88
Item 13.	Defaults, Dividend Arrearages and Delinquencies		88
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		88
Item 15.	Controls and Procedures		88
Item 16.	[Reserved]		88
Item 16A.	Audit Committee Financial Expert		88
Item 16B.	Code of Ethics		88
Item 16C.	Principal Accountant Fees and Service		89
Item 16D.	Exemptions from the Listing Standards for Audit Committees		89
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		89
PART III			89
Item 17.	Financial Statements		89
Item 18.	Financial Statements		90
Item 19.	Exhibits		90

ii

PART I

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2006. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average daily exchange rate was U.S.$1.00 = C$1.1340.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 19, 2007, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

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

        Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; variability of operating results among periods; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process.

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

	Year ended December 31
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$8,271.6	$6,735.3	$8,839.8	$8,471.0	$8,811.7
Cost of sales	7,716.5	6,475.2	8,431.9	7,989.9	8,359.9

Gross profit	555.1	260.1	407.9	481.1	451.8
Selling, general and administrative expenses(2)	298.5	273.8	331.6	296.9	285.6
Amortization of intangible assets(3)	95.9	48.5	34.6	28.4	27.0
Integration costs related to acquisitions(4)	21.1	—	3.1	0.6	0.9
Other charges(5)	665.7	151.6	603.2	130.9	211.8
Accretion of convertible debt	28.7	23.4	17.6	7.6	—
Interest expense (income), net(6)	(1.1)	(4.0)	19.7	42.2	62.6

Loss before income taxes	(553.7)	(233.2)	(601.9)	(25.5)	(136.1)
Income tax expense (recovery)(7)	(98.3)	33.5	252.2	21.3	14.5

Net loss	$(455.4)	$(266.7)	$(854.1)	$(46.8)	$(150.6)

Other Financial Data:
Basic loss per share	$(1.98)	$(1.23)	$(3.85)	$(0.21)	$(0.66)
Diluted loss per share	$(1.98)	$(1.23)	$(3.85)	$(0.21)	$(0.66)
Capital expenditures	$151.4	$175.9	$142.2	$158.5	$189.1
Consolidated Statements of Operations Data (U.S. GAAP)(8):
Net loss	$(494.9)	$(269.2)	$(867.5)	$(42.8)	$(149.3)
Shares used in computing per share amounts (in millions):
Basic	229.8	216.5	222.1	226.2	227.2
Diluted	229.8	216.5	222.1	226.2	227.2

	As at December 31
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and short-term investments	$1,851.0	$1,028.8	$968.8	$969.0	$803.7
Working capital(9)	$2,093.2	$1,513.6	$1,458.3	$1,488.1	$1,394.9
Capital assets	$730.2	$681.4	$569.3	$544.8	$567.1
Total assets	$5,811.4	$5,137.4	$4,939.8	$4,857.8	$4,686.3
Total long-term debt, including current portion(10)	$269.0	$213.9	$627.5	$751.4	$750.8
Shareholders' equity	$3,941.7	$3,255.9	$2,488.8	$2,214.4	$2,094.6
Consolidated Balance Sheet Data (U.S. GAAP)(8):
Total assets	$5,805.6	$5,182.2	$4,988.7	$4,876.2	$4,708.1
Total long-term debt, including current portion	$831.7	$626.4	$846.1	$751.4	$750.8
Shareholders' equity	$3,344.4	$2,844.4	$2,257.6	$2,176.9	$1,960.4

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

(iii)
Effective January 1, 2003, we adopted the revised CICA Handbook Section 3870, "Stock-based compensation," which requires that a fair-value method of accounting be applied to all stock-based compensation to employees. In accordance with the transitional provisions, we have prospectively applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense of $5.1 million in 2006 ($9.0 million — 2005; $7.6 million — 2004; and $0.3 million — 2003). Prior to January 1, 2003, we accounted for our stock options using the settlement method and no compensation expense was recognized.

(iv)
Effective January 1, 2004, we retroactively adopted the CICA Handbook Section 3110, which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and have retroactively restated our results of operations for prior periods. The impact to our cost of sales and net loss for Canadian GAAP for 2004 was $0.9 million (2003 — $0.9 million; and 2002 — $0.7 million).

(v)
Effective December 31, 2004, we adopted the amendment to CICA Handbook Section 3860, "Financial instruments — presentation and disclosure." The revised standard requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. The standard was effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, we reclassified the principal component of our Liquid Yield Option™ Notes due 2020 (LYONs) in 2004 as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to operations. The option component of the LYONs continued to be accounted for as an equity instrument. The remaining LYONs were redeemed in the third quarter of 2005.

	As at December 31
	2002	2003	2004
	(in millions)
(a) Reclassified from equity to debt	$262.1	$210.5	$124.1
(b) Reclassified deferred financing costs from equity to other assets	$4.1	$2.8	$1.3
(c) Reduced deferred income tax assets and equity	$1.9	$1.9	$1.9

	Year ended December 31
	2002	2003	2004
	(in millions)
(d) Recorded accretion charges and amortization of deferred financing costs, net of tax	$17.8	$16.1	$12.0
(e) Reclassified gain on repurchases of LYONs and related tax from equity to other charges and tax expenses, net of tax	$(8.3)	$(16.1)	$(22.0)

    The consolidated statements of operations data for:

      •
      2002, 2003, 2004, 2005 and 2006 include the results of operations of certain assets of NEC Corporation in Japan acquired in March 2002 and certain assets of Corvis Corporation in the United States acquired in August 2002;

      •
      2004, 2005 and 2006 include the results of operations of Manufacturers' Services Limited (MSL) acquired in March 2004 and certain assets of NEC Corporation in the Philippines acquired in April 2004;

      •
      2005 and 2006 includes the results of operations of Ramnish Electronics Private Limited acquired in July 2005, CoreSim Inc. acquired in August 2005 and Displaytronix Inc. acquired in November 2005; and

      •
      2006 includes the results of operations of certain assets of Powerwave Technologies, Inc. acquired in March 2006.

(2)
Selling, general and administrative expenses include research and development costs.

(3)
We adopted the CICA Handbook Sections 1581, "Business Combinations," and 3062, "Goodwill and Other Intangible Assets" which were substantially consistent with U.S. GAAP.

  As required, we discontinued the amortization of goodwill effective January 1, 2002. At that time, we evaluated our existing intangible assets and reclassified $9.1 million from intellectual property to goodwill to conform with the standards. We also completed a transitional goodwill impairment evaluation and determined that no impairment existed as of the date of adoption.

(4)
These costs include costs to implement new information systems and business processes, including salary and other costs, directly related to the integration activities in newly acquired facilities.

(5)
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

  In 2004, Other charges totaled $603.2 million, comprised primarily of: (a) a $153.7 million restructuring charge; (b) a non-cash write-down of $288.0 million relating to the annual goodwill impairment assessment; (c) a non-cash write-down of $99.3 million relating to the annual impairment assessment of long-lived assets, primarily intangible and capital assets; and (d) a $116.8 million non-cash write-down of receivables for a specific customer risk (see note 11(e) to the Consolidated Financial Statements in Item 18); offset, in part, by (e) a $32.9 million gain on repurchase of LYONs.

  In 2005, Other charges totaled $130.9 million, comprised primarily of: (a) a $160.1 million restructuring charge; offset, in part, by (b) a $13.9 million gain on repurchase of LYONs; and (c) a $13.8 million recovery of additional amounts realized relating to a specific customer risk.

  In 2006, Other charges totaled $211.8 million, comprised primarily of: (a) a $178.1 million restructuring charge; and (b) a $33.2 million non-cash loss resulting from the sale of our plastics business.

(6)
Interest expense (income), net is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and short-term investments.

(7)
The income tax expense for 2004 included a charge of $248.2 million relating to a valuation allowance for deferred income tax assets. The reduced future expected profits and the cost of restructuring actions and planned program transfers negatively impacted our previous estimates of taxable income, particularly in the United States and Europe. We determined the more likely than not criteria was no longer met and accordingly increased the valuation allowance.

(8)
The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

•
For 2002: non-cash charges for compensation expense, interest on convertible debt classified as a long-term liability rather than as a bifurcated instrument, impairment charges to write-down certain assets and gain on repurchase of convertible debt;

•
For 2003 and 2004: interest and deferred taxes on convertible debt classified as a long-term liability rather than as a bifurcated instrument, impairment on certain long-lived assets, gain (loss) on repurchase of convertible debt, and the adoption of fair-value accounting for stock-based compensation for Canadian GAAP only;

•
For 2003: net loss in accordance with U.S. GAAP is after the cumulative effect of a change in accounting policy;

•
For 2005: interest on convertible debt classified as a long-term liability rather than as a bifurcated instrument, reversal of deferred taxes on convertible debt, loss on repurchase of convertible debt, and the adoption of fair-value accounting for stock-based compensation for Canadian GAAP only; and

•
For 2006: the transition adjustment resulting from adopting the fair-value accounting for stock-based compensation for U.S. GAAP in 2006.

Refer to note 20 to the Consolidated Financial Statements in Item 18.

(9)
Calculated as current assets less current liabilities.

(10)
Long-term debt includes capital lease obligations and the principal component of convertible debt instruments. For convertible debt amounts see footnote (1)(v)(a). All remaining LYONs were redeemed in the third quarter of 2005.

Exchange Rate Information

        The rate of exchange as of February 16, 2007 for the conversion of Canadian dollars into United States dollars was U.S.$1.1638 and for the conversion of United States dollars into Canadian dollars was C$0.8592. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the following periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bank of New York's website (http://www.ny.frb.org).

	2002	2003	2004	2005	2006
Average(1)	1.5704	1.3916	1.2984	1.2083	1.1307

	February 2007	January 2007	December 2006	November 2006	October 2006	September 2006
High	1.1852	1.1824	1.1652	1.1474	1.1384	1.1272
Low	1.1586	1.1647	1.1415	1.1275	1.1154	1.1052

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

        We recorded losses in each of the last six years resulting primarily from restructuring charges and the write-down of goodwill, capital and intangible assets. These amounts have varied from period to period. In 2004, we also recorded a write-down of accounts receivable for one specific customer. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and end-market demand, with the intention of improving utilization and realizing cost savings in the future. We will continue to evaluate our operations and may propose additional restructuring actions in the future. Any failure to successfully execute these initiatives, including any delay in effecting these initiatives, can have a material adverse impact on our results. Furthermore, we may not be profitable in future periods.

        We are in a highly competitive industry which has resulted in lower prices, reduced gross margins, and loss of revenue or customers.

        We are in a highly competitive industry. We compete on a global basis to provide electronics manufacturing services and solutions to original equipment manufacturers (OEMs) in the communications, computing, industrial and consumer markets. Our competitors include major domestic and foreign companies such as Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. In addition, original design manufacturers (ODMs), companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services across several markets and product groups, including notebook and desktop computers, personal computer motherboards, and consumer electronics such as cell phones. While we have not, to date, encountered significant direct competition from ODMs in the end-markets in which we participate, such competition may increase if our business in these markets grows, or if ODMs expand further into, or beyond, these markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers.

        Some of our competitors have a greater production presence in lower-cost geographies, as well as greater manufacturing, financial, procurement, research and development and marketing resources than we have. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and may continue to cause excessive pricing pressures, increased working capital requirements, reduced profits or loss of market share (from both program and customer disengagements), any of which could materially and adversely affect us. In addition, the EMS industry has excess manufacturing capacity and has seen increased competition from Asian competitors. This has exerted and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

        We are dependent on selected industries which are exposed to changes in conditions that can continue to adversely impact our business, operating results and financial condition.

        During the past few years, we have been negatively impacted by the reduced demand for technology capital goods and proprietary computing products. Our financial performance depends on our customers' viability and financial stability, and the end-market demand for our customers' products. A majority of our customer base, in turn, depends substantially on the recovery and growth in these industries.

        The communications and computing industries are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. These industries have experienced severe revenue erosion, pricing and margin pressures, and excess inventories during the past few years. More recently, some of our customers in the communications sector merged or were acquired by third parties that are not our customers. Future mergers and acquisitions could result in a decrease in demand from our customers or a loss of business to our competitors as customers rationalize their business and consolidate their suppliers.

        During the fourth quarter of 2006, we experienced unexpected volatility in demand from the telecommunications segment, driven primarily by the challenging end-market demand in North America, and from recent consolidations in the marketplace. We expect this volatility in demand to continue into 2007.

        We are dependent on a limited number of customers, primarily within the communications and computing markets, for a substantial portion of our revenue. A decline in revenue from these customers or a loss of a large customer could have a material adverse affect on our financial condition and results of operations.

        Our two largest customers in 2006 were Cisco Systems and IBM, each of which represented 10% of total 2006 revenue and in aggregate represented 20% of total 2006 revenue. Our top 10 customers in 2006 represented 59% of our total 2006 revenue. Our two largest customers in 2005 were Cisco Systems and IBM, each of which represented more than 10% of our total 2005 revenue and in aggregate represented 27% of our total 2005 revenue. Our top 10 customers represented 63% of our total 2005 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. To reduce this reliance, we have been targeting new customers in the industrial and consumer markets.

        Mergers among our customers or our customers' customers could increase concentration and/or reduce total demand as the combined entities rationalize their business and consolidate their suppliers. In addition, some of our customers in the computing and communications markets have, during the past several years, significantly reduced or delayed the volume of manufacturing services ordered from us. There is no assurance that present or future large customers will not terminate their manufacturing arrangements with us or significantly change, reduce, or delay the amount of manufacturing services ordered from us, any of which would adversely affect our operating results. Significant reductions in, or the loss of, revenue to any of our large customers would have a material adverse effect on us.

        Although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a project basis and typically have supply contracts or purchase orders in place for the project. We are dependent on customers to fulfill the terms associated with these orders and/or contracts.

        Inherent difficulties in managing capacity utilization and unanticipated changes in customer orders place strains on our planning and supply chain execution and may affect our results of operations.

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

        In addition, customers may cancel their orders, change production quantities, or delay production for a number of reasons. Furthermore, in order to guarantee continuity of supply for many of our customers, we are required to manufacture and hold a specified amount of finished goods in our warehouses for our customers. The uncertain economic condition of our customers' end-markets, intense competition with respect to some of our customers' products and general order volume volatility have resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated.

        Cancellations, reductions or delays by a significant customer, by a group of customers, or by a single customer whose production is significant to an individual facility would seriously harm results of that operation in that period. Such order changes could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer's orders or, in certain circumstances, require us to return the inventory to our suppliers, re-sell the inventory to another customer or continue to hold the inventory, any of which may result in our taking additional provisions for the inventory should it become excess or obsolete. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. In some cases, changes in circumstances for a customer could also negatively impact the collectability of receivables or carrying value of our inventory for that customer. On other occasions, customers have required rapid and sudden increases in production, which have placed an excessive burden on our manufacturing capacity. Rapid changes in product ramps and/or the weakening financial condition or deterioration of any single customer's financial condition could prevent us from collecting receivables or realizing the value of inventory on hand. Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

        We may encounter difficulties expanding and/or restructuring our operations which could adversely affect our results of operations.

        As we expand our business, enter into new market segments and products, or transfer our business from one region to another, we may encounter difficulties that result in higher than expected costs associated with our growth and customer dissatisfaction with performance. Potential difficulties related to our growth and/or operational restructuring could include:

  •
  lack of trained personnel to manage the operations and customer contracts appropriately;

  •
  maintaining customer, supplier and other favorable business relationships during a period of transition;

  •
  effective training of staff to manage new customers and products;

  •
  unanticipated disruptions in our operations which may impact our ability to deliver to the customer on time, to produce quality products and to ensure overall customer satisfaction; and

  •
  losing programs and customers who reduce their business risk by resourcing or dual sourcing their business with us due to unforeseen disruptions in our operations.

        Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or the benefits we expected to realize from our restructurings and could adversely affect our business and operating results.

        The complexity of moving our manufacturing base to lower-cost regions could have a material adverse effect on our financial condition and results of operations.

        Due to significant and severe weakness in technology end-markets over the past few years and the highly competitive nature of their businesses, our customers required more lower-cost solutions from their EMS providers in order for them to maintain sales and improve their financial performance. This environment resulted in an accelerated movement of our production from higher-cost regions such as North America and Western Europe to lower-cost regions such as Asia, Latin America and Eastern Europe. This accelerated move has had and could continue to have a negative impact on current and future results by increasing the risks associated with, among other things, transferring production to new regions where skills or experience may be more limited than in higher-cost regions, incurring higher operating expenses during the transition, incurring additional restructuring costs associated with, among other things, the decrease in production levels in higher-cost geographies and the risks of operating in new foreign jurisdictions. In certain situations, product transfers have, and may in the future, result in our inability to retain our existing business or grow future revenue due to potential execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities.

        Restrictions on our ability to restructure quickly enough can delay the timing and affect the benefits we expect from our restructuring efforts.

        We have operations in multiple regions around the world. As a result, we are subject to different regulatory requirements and labor laws governing how quickly we are able to reduce manufacturing capacity and terminate related employees. These requirements are particularly stringent in Europe. Restrictions on our ability to close under-performing facilities have resulted in higher expenses associated with carrying excess capacity and infrastructure while we were conducting our restructuring activities. The speed of our restructuring can also be impeded by delays in customers' agreement to the product transfers and volatility in our customers' demand which can prevent us from transferring products to our other facilities in a timely and cost-effective manner. Since the restructuring of our plants requires some of our customers to move their production from one of our facilities to another, customers have, and may in the future, use this opportunity to shift their production to competitors' facilities.

  Our results can be affected by limited availability of components.

        A significant portion of our costs is for the purchase of electronic components. All of the products we manufacture or assemble require one or more components that we order from component suppliers. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production and thus delay the revenue of all products that use that component or can cause price increases in the products and services we provide. In the past, we have secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in the cost of components, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period.

        Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and results of operations.

        During 2006, approximately two-thirds of our revenue was produced from locations outside of North America. We also purchase material from international suppliers for much of our business, including our North American business. We believe that our future growth depends largely on our ability to increase our business and penetration with global OEMs and, as we describe above, to continue to shift production to lower-cost geographies.

        This international expansion has had and will continue to require significant management attention and financial resources. International operations are subject to inherent risks which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  changes in regulatory requirements;

  •
  difficulties in staffing and managing foreign sales and support operations;

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

        The principal currency in which we conduct our operations is the U.S. dollar. However, some of our subsidiaries transact business in foreign currencies, such as Canadian dollars, Thai baht, Euros, Mexican pesos, Czech koruna, Singapore dollars, Japanese yen, Malaysian ringgits, Chinese renminbi, Brazilian reai, Philippine pesos, Romanian lei and Indian rupees. We often enter into hedging transactions to minimize our exposure to foreign currency risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell these foreign currencies at future dates. These contracts generally extend for periods ranging from one to 15 months. Our hedging transactions may not successfully minimize foreign currency risk, which could have a material adverse effect on our results of operations.

        Our customers may be adversely affected by rapid technological changes which have an adverse impact on our business.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be materially adversely affected. In addition, an accelerating decline in end-market demand in proprietary systems in favor of open systems with standardized technologies could have a material adverse impact on our business.

        Our investment in Lean and Six Sigma initiatives may not produce the anticipated cost benefits or achieve the working capital benefits we expect.

        We are continually investing in training, business process and information technology tools to eliminate waste, increase quality and reduce defects in the manufacturing process. This investment is critical in our industry, as our customers require us to continually produce cost savings through the elimination of waste and improved efficiencies. Failure to deliver these cost savings could affect our relationships with our customers in a manner which would adversely affect our volumes and operating results. The deployment of Lean and Six Sigma initiatives is part of the roadmap we are using to improve our own operating margin. Failure to achieve the anticipated benefits could have a negative impact on our margin improvement.

        Failure of our customers to pay the amounts owed to us in a timely manner may adversely affect our financial condition and results of operations.

        We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant accounts receivable from sales to our customers, historically representing 22% to 39% of current assets. Accounts receivable from sales to customers at December 31, 2006 were $973.2 million (December 31, 2005 — $982.6 million; and December 31, 2004 — $1,023.3 million). At December 31, 2006, no customer represented more than 10% of total accounts receivable (December 31, 2005 — one customer represented 12% of total accounts receivable; and December 31, 2004 — two customers represented 25% of total accounts receivable). If any of our customers has insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by customers, and may extend our payment terms or restructure the debt, which may have a significant adverse impact on our financial condition and results of operations. We regularly review our accounts receivable valuations and make adjustments when necessary. Our allowance for doubtful accounts at December 31, 2006 was $21.4 million (December 31, 2005 — $21.1 million; and December 31, 2004 — $140.1 million), which represented 2% of the gross accounts receivable balance (December 31, 2005 — 2%; and December 31, 2004 — 12%). In 2004, the allowance for doubtful accounts included a charge of $116.8 million relating to one specific customer that ceased business in 2005.

        We may encounter difficulties completing or integrating our acquisitions which could adversely affect our results of operations.

        Some of our growth may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets from OEMs. Potential difficulties related to our acquisitions include:

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

  Implementation of a new information system could adversely impact our results.

        We currently have various instances of an Enterprise Resource Planning system in most of our manufacturing sites. We intend to install a single version of this system in most of our plants over the next two years. This new system will replace the current Enterprise Resource Planning system, and financial information systems. Our ability to properly implement this new information system could have a material adverse impact to our results.

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

        International taxation authorities could challenge the validity of our related party financing and related party transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgement. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from related party transactions. A significant portion of these asserted deficiencies were resolved in our favor in the fourth quarter of 2006. We believe we have substantial defenses to the remaining asserted deficiencies and have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these remaining asserted deficiencies and any resulting proceedings, and if these remaining asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

        Recently enacted changes and potential future changes in the securities laws and regulations have and can increase costs.

        In the United States, the U.S. regulators introduced the Sarbanes-Oxley Act in 2002. In Canada, Bill 198 was effective for 2006. These regulations have required us to change some of our corporate governance, securities disclosure and compliance practices. Compliance with these new regulations has increased our legal, financial and accounting costs, and we expect these increased costs to continue indefinitely.

        The efficiency of our operations could be adversely affected by any delay in delivery from our transportation suppliers, including delays caused by work stoppages and natural disasters.

        We rely on a variety of common carriers for the transportation of materials and products and for their ability to route these materials and products through various international ports. A work stoppage, strike or shutdown of any important supplier's facility or operations, or at any major port or airport, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations. Natural disasters such as tsunamis and earthquakes in the regions where our facilities or our suppliers' facilities are located, could have an adverse impact on our ability to deliver products to our customers. Such events could disrupt supply to us, and from us to our customers, and adversely affect our operations.

        The efficiency of our operations could be adversely affected by any disruptions from our third-party IT providers.

        We have outsourced certain IT systems support which include database management as well as application development support for our production control and inventory management systems. If these third-party providers are unable to fulfill their obligations on a timely and reliable basis, we may experience disruptions to our operations. Any inefficiencies or production down times resulting from these disruptions could have a negative impact on our ability to meet customers' orders, resulting in a delay or decrease to our revenue and our operating margins.

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

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend, in part, upon our ability to: develop and market electronics manufacturing services that meet our customers' evolving needs; maintain technology leadership; and successfully anticipate or respond to technological changes in production, manufacturing and supply chain processes in cost-effective and timely ways.

Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

        We may be unable to protect our intellectual property or the intellectual property of others.

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

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. Political pressure or negative sentiment by our customers' customers to the movement of production from the United States or the European Union to lower-cost geographies could also adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica, who have shifted substantial capacity to these lower-cost geographies.

  Acts of terrorism and other political and economic developments could adversely affect our business.

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn could adversely affect our revenue and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of the market price of our securities and may limit the capital resources available to us and our customers and suppliers.

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

        We have generally obtained environmental assessments, or reviewed recent assessments initiated by others, for most of the manufacturing facilities that we own or lease at the time we either acquired or leased such facilities. Our assessments may not reveal all environmental liabilities and current assessments were not available for all facilities. Consequently, there may be material environmental liabilities of which we are not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws. The conditions of our properties could be affected in the future by the condition of the land or operations in the vicinity of the properties, such as the presence of underground storage tanks. These developments and others, such as increasingly stringent environmental laws, increasingly strict enforcement of environmental laws by governmental authorities, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of our operations, may cause us to incur significant costs and liabilities that could have a material adverse effect on us.

        Global environmental legislation continues to emerge. These laws place increased responsibility and requirements on the "producers" of electronic equipment (i.e., the OEMs) and, in turn, their EMS providers and suppliers. On July 1, 2006, the European Union's Restriction of Hazardous Substances (RoHS) came into effect. As a result, the use of lead and certain other specified substances in electronic products is restricted in the European Union. Where appropriate, we have transitioned our manufacturing processes and interfaced with suppliers and customers to review and secure RoHS compliance. In the event we are not in compliance with the RoHS requirements, we could incur substantial costs, including fines and penalties, as well as liability to our customers. In addition, customers who were deemed exempt for certain substances, or beyond the scope of the legislation, are beginning to be impacted by the changing supply chain. In this respect, we may incur costs related to inventories containing restricted substances. There are also European Union requirements with respect to the collection, recycling and management of waste electronic products and components. Under the European Union's Waste Electrical and Electronic Equipment (WEEE) directive, compliance responsibility rests primarily with OEMs rather than with EMS companies, other than products designed and owned by EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations. Failure by our customers to meet the RoHS or WEEE requirements or obligations could have a negative impact on their businesses and revenue which would adversely impact our financial results. Similar restrictions are being proposed or enacted in other jurisdictions, including several states in the United States and in the Peoples' Republic of China. We continue to monitor other emerging environmental legislation, such as the European Union's Registration, Evaluation and Authorization of Chemicals (REACH) and Energy Using Product (EuP) directives, that may impact the industry going forward. We cannot currently assess the impact of these legislations on our operations.

  Our credit agreement, which matures in June 2007, and certain indentures contain restrictive covenants that may impair our ability to conduct our business.

        Our outstanding credit agreement, the indenture related to our 7 7/8% Senior Subordinated Notes due 2011 (2011 Notes) and the indenture related to our 7 5/8% Senior Subordinated Notes due 2013 (2013 Notes) contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities. At February 19, 2007, we were in compliance with these covenants.

At December 31, 2006, we were limited to approximately $60 million of available debt incurrence under our credit facility based on minimum financial ratios.

        Our credit facility will mature in June 2007. We are currently renegotiating the terms with the lender. These terms could impose additional restrictions on us. Although we expect to renew our credit facility, such financing may not be available on terms acceptable to us or at all. Based on our current operating needs and our cash on hand, we do not anticipate drawing on this facility in the near future. A reduction or cancellation of the facility is not expected to have a material impact on our liquidity.

  We are exposed to interest rate fluctuations.

        The primary objectives of our investment activities are to preserve principal and to maximize yields without significantly increasing risk or materially restricting short-term access to cash. To achieve these objectives, we maintain our portfolio of cash equivalents in a variety of securities, including government and corporate obligations, certificates of deposit and money market funds. As of December 31, 2006, our entire portfolio was scheduled to mature in less than three months. As a result, a 10% change in interest rates would not have a material effect on the fair value of our investment portfolios.

        As of December 31, 2006, we had no cash equivalents that were subject to interest rate risk. The fair value of our cash equivalents approximated the carrying value as of December 31, 2006.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500.0 million bearing a fixed interest rate of 7.875%. We also entered into agreements which hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin, thereby subjecting us to interest rate risk due to fluctuations in the LIBOR rate. The average interest rate on our 2011 Notes for 2006 was 8.2% (2005 — 6.4%) after reflecting the interest rate swap. A one percentage point increase in the LIBOR rate would increase our interest expense by $5.0 million annually.

  Shares eligible for public sale could adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 19, 2007, we had 198,607,563 subordinate voting shares and 29,637,316 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 2,167,361 subordinate voting shares held by Onex Corporation. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 19, 2007, there were approximately 28,400,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 13,500,000 subordinate voting shares. Moreover, we may, pursuant to our articles of incorporation, issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

  The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares.

        Onex owns, directly or indirectly, all of the outstanding multiple voting shares and 1.2% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represents 79.1% of the voting interest in Celestica and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and to approve significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement in certain circumstances. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facilities, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns shares with a majority of the voting rights of the shares of Onex. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Onex has, from time to time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares and could do so in the future. These sales could impact our share price, have consequences on our outstanding debt, and change our ownership structure.

  We face securities class action and shareholder derivative lawsuits which could result in substantial costs, diversion of management's attention and resources and negative publicity.

        We have been named as a defendant in class action lawsuits which assert claims for violations of federal securities laws on behalf of persons who acquired our securities between January 27, 2005 and January 30, 2007. Our former Chief Executive Officer and our current Chief Financial Officer were also named as defendants in these lawsuits. These lawsuits seek unspecified damages. Although we believe the lawsuits are without merit and we intend to defend these claims vigorously, these lawsuits could result in substantial costs to us, divert management's attention and resources from our operations and negatively affect our public image and reputation.

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

Item 4. Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions, principally to modify our corporate name and our share capital. Our legal name and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal executive offices are located at 12 Concorde Place, 5th Floor, Toronto, Ontario, Canada M3C 3R8 and our telephone number is (416) 448-5800. Our website is http://www.celestica.com. Information on our website is not incorporated by reference in this Annual Report.

        As an important IBM manufacturing unit, we provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included our then management.

        Celestica provides a range of electronics manufacturing services and solutions to OEMs across several industries. We operate a global manufacturing network with operations in Asia, the Americas and Europe.

  Our Acquisitions

        In 2002, we acquired certain assets of NEC Corporation in Japan and certain assets from Corvis Corporation in the United States. In 2003, we did not complete any acquisitions. In 2004, we acquired the shares of MSL and certain assets from NEC Corporation in the Philippines. In 2005, we completed three acquisitions: we acquired the shares of Ramnish Electronics Private Limited, CoreSim Inc., and Displaytronix Inc. In 2006, we acquired certain assets from Powerwave Technologies, Inc. The aggregate purchase price for these acquisitions was approximately $466 million.

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

B.    Business Overview

        Through our global manufacturing network, we provide a range of services and solutions to OEMs in the communications, computing, industrial and consumer sectors. These services and solutions are designed to enable our customers to overcome challenges related to cost, quality, time-to-market and rapidly changing technologies with a goal of positioning them more competitively in their respective business environments.

        We believe we are well-positioned for success in the EMS industry, given our position as one of the major EMS providers worldwide and our widely recognized services and solutions. Our focus is to (i) improve our operating margins and increase operating efficiency by driving costs lower and delivering market-focused supply chain solutions that provide value for us and our customers, (ii) leverage our best supply chain practices to lower material costs and improve asset utilization, (iii) develop and enhance profitable and key relationships with leading OEMs across our strategic target market segments, and (iv) broaden the range of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. We believe that success in these areas will allow us to achieve significantly improved financial performance and enhance shareholder value.

        We have operations throughout Asia, the Americas and Europe. Through our integrated global solutions, including, design and engineering, manufacturing and systems integration, fulfillment and after-market services, we strive to deliver the speed, solutions and results that can help our customers succeed in their markets.

        During the past few years, we have increased our penetration into the industrial market, which includes aerospace and defense, and the consumer market. This diversification has enabled us to reduce the risk associated with reliance on only a few sectors. We now supply products and services to over 100 OEMs. In aggregate, our top 10 customers represented 59% of revenue in 2006. The products we manufacture can be found in a wide array of end products, including networking, wireless, telecommunications and computing equipment; handheld communications devices; peripherals; storage devices; servers; medical products; audio visual equipment, including LCD televisions; printers and related supplies; gaming products; aerospace and defense electronics such as in-flight entertainment and guidance systems; and a range of industrial electronic equipment.

        Our principal competitive advantages include our advanced capabilities in the areas of technology and quality, our flexible and low-cost manufacturing network, our broadening service offerings, and our market-focused supply chain management strategy. We use a wide range of advanced manufacturing technologies, including established and emerging process technologies. Our test capabilities enable us to produce highly reliable products, including products that are critical to the functioning of our customers' products and systems. Our size, geographic reach and expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time-to-market.

        We believe that our highly skilled workforce gives us a distinct competitive advantage. Through innovative compensation and an employee stock ownership plan, we have developed an entrepreneurial, participative and team-based culture, with a focus on continuous improvement, flexibility and customer service excellence.

Electronics Manufacturing Services Industry

  Overview

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. During the past decade, OEMs have become increasingly reliant upon these solutions to enhance their competitive positions. Today, the leading EMS companies have global manufacturing networks with worldwide supply chain management and offer end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services. By outsourcing their manufacturing and related services, OEMs are able to overcome their most pressing business challenges related to cost, quality, time-to-market and rapidly changing technologies, positioning them more competitively in their respective business environments.

        We believe outsourcing adoption by OEMs will continue across a number of industries, because it allows OEMs to:

        Reduce Operating Costs and Invested Capital.    OEMs are under significant pressure to reduce manufacturing costs and capital expenditures as electronic products have become more technically advanced and the manufacturing process has become increasingly automated, which requires greater levels of investment in capital equipment. EMS companies enable OEMs to gain access to advanced manufacturing facilities, supply chain management and engineering capabilities, additional capacity, greater flexibility for product ramp-up and changeover, and the economies of scale which EMS companies provide. As a result, OEMs can reduce their overall product lifecycle and operating costs, working capital and capital investment requirements.

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

        Speed Time-to-Market.    Electronic products are experiencing increasingly shorter product lifecycles, requiring OEMs to continually reduce the time required to bring products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers. This includes capabilities relating to design services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management.

        Utilize EMS Companies' Procurement, Inventory Management and Logistics Expertise. OEMs that manufacture internally are faced with greater complexities in planning, procurement and inventory management due to frequent design changes, shorter product lifecycles and product demand fluctuations. OEMs can address these complexities by outsourcing to EMS providers that (i) possess sophisticated global supply chain management capabilities and (ii) can leverage significant component procurement advantages to lower product costs.

        Access Leading Engineering Capabilities and Technologies.    Electronic products and electronics manufacturing technology continue to become increasingly sophisticated and complex. As a result, OEMs increasingly rely on EMS companies to provide design, engineering support, manufacturing and technological expertise. Through their design and engineering services, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as with improvements in the performance, cost and time required to bring products to market. In addition, OEMs gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    OEMs are generally increasing their international activities in an effort to expand sales through access to foreign markets. EMS companies with global capabilities are able to offer such OEMs global manufacturing solutions, to meet local content requirements, distribute products efficiently around the world and lower costs.

        Access to Broadening Service Offerings.    In response to OEMs' continued desire to outsource activities that were traditionally handled in-house, EMS providers are continually expanding their offerings to include services such as design, after-market support and fulfillment. This enables OEMs to outsource more of their cost of goods sold.

  Celestica's Focus

        We are dedicated to building solid partnerships and providing flexible solutions in electronics manufacturing services. To achieve this goal, we work closely with our OEM customers to proactively identify and fulfill each of their requirements. We strive to exceed our customers' expectations in areas such as service offerings, cost, flexibility, predictability, quality and delivery and invest in their future by continuing to deepen our knowledge of these businesses and to develop solutions to meet their needs. We are constantly advancing our technical capabilities to help our customers have a competitive advantage. By succeeding in the following areas, we believe we will maximize customer satisfaction, achieve superior financial performance and enhance shareholder value:

        Steadily Improve Operating Margins and Increase Operating Efficiency.    We are still not operating at our target levels. We will continue to focus on: (i) significantly improving the operating and financial performance in Mexico by improving its manufacturing and warehouse logistics, and implementing our best supply chain and materials management practices, (ii) restoring the profitability in Europe by reducing our overhead costs and growing our revenue base, primarily in the communications segment, (iii) completing our restructuring programs ensuring we have the appropriate global manufacturing network and supporting cost structures in place to serve our customers, (iv) leveraging our best supply chain practices globally to lower material costs, minimizing lead times and improving our planning cycle to better meet changes in customers' demand, all of which should lead to increased asset utilization, and (v) compensating our employees based, in part, on the achievement of profitability, return on invested capital and customer satisfaction targets. In order to drive greater efficiency, we are also committed to the continuing deployment of Lean and Six Sigma initiatives, designed to simplify and to improve manufacturing efficiencies by reducing waste and redundancy and to improve quality within our manufacturing facilities. We will continue our intensive focus on maximizing asset utilization, which we believe will, when combined with the margin enhancement measures described above, increase our return on invested capital.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. Our global operations and technology leadership enable us to meet the rigorous demands of our OEM customers and to produce a diverse range of electronic products, from high-volume consumer electronics to highly sophisticated, complex products. Our commitment to quality is designed to allow us to deliver consistently reliable products to our customers. The systems and processes associated with our expertise in supply chain management have generally enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We often work closely with suppliers to influence component design for the benefit of our customers. Based on the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards. During 2006, we experienced execution issues at our facility in Mexico. Our top priority is to improve the operations of Mexico by leveraging our successes in Asia.

        Develop and Enhance Profitable, Key Relationships with Leading OEMs.    We seek to build and sustain profitable, strategic relationships with targeted industry leaders in sectors that can benefit from the delivery of our services and solutions. We conduct ourselves as an extension of our customers' organizations and this enables us to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong manufacturing relationships with a diverse mix of leading OEMs across several market segments such as Alcatel-Lucent, Cisco Systems, IBM, and Sun Microsystems. Going forward, we believe our customer base will be a strong source of growth for us as we seek to strengthen these relationships through the delivery of additional services. Execution issues in Mexico in 2006 negatively impacted certain customer's satisfaction levels and resulted in our loss of certain programs. We are focused on restoring customer confidence at that site and expect to win back programs and win future new programs.

        Expand Range of Service Offerings.    We continually look to expand the breadth and depth of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. In recent years, we have significantly broadened our service offerings to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs in a variety of industry segments. During this period, we have also acquired additional capabilities in prototyping, design, systems assembly, logistics, fulfillment and after-market services.

        Continue to Penetrate Strategic Target End-Markets.    Driven by new or continued demand for outsourced electronics manufacturing services across several industries, we have established a diverse customer base with OEM customers in the communications, computing, industrial and consumer markets. Our legacy of expertise in technology, quality and supply chain management, in addition to our broad service offerings, have positioned us as an attractive partner to companies across these market segments. Our expansion into new markets has reduced the risks associated with reliance on a few sectors. Our acquisition of MSL in 2004 expanded our customer base to include aerospace, automotive, retail systems and peripherals. Our revenue from these non-traditional markets has more than doubled since 2003. In 2006, revenue by end-market users was as follows: enterprise communications — 28%; telecommunications — 18%; servers — 17%; storage — 10%; industrial, aerospace and defense — 9%; and consumer, automotive and medical — 18%.

        Selectively Pursue Strategic Acquisitions.    We have completed numerous acquisitions and will continue to selectively seek acquisition opportunities in order to (i) further develop strategic relationships with OEMs in our target markets, (ii) expand our capacity and capabilities, (iii) broaden and deepen the scope of our service offerings, and (iv) further optimize our global positioning in line with customer needs. We have developed and deployed a comprehensive integration approach to support our acquisitions. This includes establishing a common culture at all locations with broad-based workforce participation, providing a single "face" to customers worldwide by deploying common information technology platforms, leveraging global procurement and transferring best practices among our global operations.

Celestica's Business

  Manufacturing Services and Solutions

        We are a global provider of electronics manufacturing services, offering a full spectrum of cost-effective solutions that drive our customers' success. We capitalize on our extensive technological and manufacturing expertise using a team of highly skilled, customer-focused employees. We believe that our ability to deliver a wide spectrum of flexible solutions to our customers across several industries provides us with a competitive advantage over EMS providers focused in fewer service areas or markets. We offer a full range of manufacturing services, including those discussed below.

        Supply Chain Management.    We utilize enterprise resource planning and supply chain management systems to optimize materials management from supplier to end customer. The effective management of the supply chain is critical to the success of OEMs, as it directly impacts the time required to deliver products to market and the capital requirements associated with carrying inventory. In 2006, we began to implement a new supply chain strategy which we feel will differentiate us from our competitors. We are establishing supply chain networks in close proximity to key facilities across the Americas, Asia and Europe, each with a strong focus on the markets they serve. We believe this strategy will increase the agility and flexibility of our global supply chain and, in turn, our customers' time-to-market and total cost of production.

        Design.    Our global design services cover the entire product lifecycle. Supported by a disciplined approach to program management, we provide flexible design solutions and expertise to help customers reduce their overall product costs, improve time-to-market and introduce competitively differentiated products. By leveraging our proprietary CoreSim Technology™ and experience with common technologies across multiple industries and product groups, we can deliver quality and cost-focused solutions to our customers' product lines.

        Our design team works with OEM product developers in the early stages of product development. The design team uses advanced design tools to enable new product ideas to progress from electrical and application-specific integrated circuit (ASIC) design, to simulation and physical layout, to design for manufacturing. Electronic linkages between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        In 2006, in an effort to enhance our design services offering, we entered into a strategic relationship with HCL Technologies Ltd. (HCL), a global engineering, research and development, IT services and business process outsourcing firm. We believe that by combining our companies' strengths, we can create solutions to help our customers overcome design-related challenges. The new skill areas and scalability offered by HCL will enable us to better manage projects from end-to-end, including software development and systems validation, as well as complete product sustainability.

        Other key initiatives aimed at enhancing our design services offering include developing and marketing solutions accelerator platforms for server blades, storage, advanced telecommunications computing architecture (ATCA) and worldwide interoperability for microwave access (WiMAX). These customizable solutions will reduce customers' product design cycles and are intended to achieve full lifecycle solutions at the lowest cost and fastest time-to-market.

        Green Services™.    Since 2004, we have provided a suite of services to help our customers comply with or prepare for environmental legislation, including the European Union's (EU) RoHS and WEEE laws. RoHS mandated the removal of a number of hazardous substances, including the lead commonly found in electronic products, by July 1, 2006. Through WEEE, the EU requires that producers or distributors register with the authorities in each member state and consider recycling costs in the pricing for any products placed in the EU markets after August 12, 2005. In addition, it is expected that producers will establish relationships with regulated collection partners to facilitate recycling of end-of-life electronics. More recently, other legislation has emerged, including China's Administration on the Control of Pollution caused by Electronic Information Products (often referred to as China RoHS), the first phase of which became effective March 1, 2007.

        Prototyping.    Prototyping is a critical stage in the development of new products. It is enhanced by linkages between OEM and EMS engineers. Our prototyping and new product introduction centers are strategically located, enabling us to provide a quick response to customer demands, facilitating greater collaboration between customers and our engineers and providing a seamless entry into our larger manufacturing facilities.

        Product Assembly and Test.    We use sophisticated technologies in the assembly and testing of our products, and have continually made significant investments in the development of new assembly and test process techniques to enhance product quality, reduce cost and improve delivery time to customers. We work independently and also collaborate with customers and suppliers to develop leading assembly and test technologies.

        Systems Assembly.    We provide systems assembly services to OEMs. These services require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining a wide range of subassemblies (including printed circuit assemblies) and employing advanced test techniques for various subassemblies and final end products. Increasingly, OEMs require custom build-to-order system solutions with very short lead times. We are focused on exploiting this trend through our advanced supply chain management capabilities.

        Product Assurance.    We provide product assurance to our OEM customers. Our product assurance teams perform product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. We are accredited as a National Testing Laboratory capable of testing to international standards (e.g., Canadian Standards Association and Underwriters Laboratories). We believe that this service allows our customers to attain product certification significantly faster than is customary in the EMS industry.

        Failure Analysis.    Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. The root causes of failures typically relate to inherent component defects or deficiencies in design robustness. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use. Field conditions are simulated in failure analysis laboratories which employ advanced electron microscopes, spectrometers and other advanced equipment. We are also able to discover failures before products are shipped and our highly qualified engineers are proactive in working in partnership with suppliers and customers to develop and implement resolutions.

        Logistics.    We leverage our expertise, relationships and global scale in manufacturing, supply chain management and fulfillment to provide fully integrated logistics solutions to meet all needs. Our logistics offering includes warehouse and distribution, freight management, logistics consulting services, product and materials visibility and reverse logistics.

        Packaging and Global Fulfillment.    We design and test the packaging of products for bulk shipment or single end-customer use. We have a sophisticated and integrated system for managing complex international order fulfillment which allows us to ship worldwide and, in many cases, directly to OEMs' customers.

        After-Market Services.    We offer a wide range of after-market services that can be individualized to meet each customer's requirements and which includes field failure analysis, product upgrades, repair and engineering change management.

  Quality Management

        One of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to ISO 14001 (environmental) standards.

        In addition to these standards, we are committed to the deployment of Lean and Six Sigma throughout our manufacturing network. The implementation of Lean processes helps to improve efficiency and reduce waste in the manufacturing process in areas such as inventory on hand, set up times, floor space, and the number of people required for production. Six Sigma ensures continuous improvement by reducing process variation. Success in these areas helps our customers lower their costs, positioning them more competitively in their respective business environments.

        We believe that our success is directly linked to meeting and exceeding our customers' expectations. As a result, a portion of our employee compensation is based on the results of extensive customer satisfaction surveys conducted on our behalf by an independent consultant.

  Geographies

        In 2006, approximately one-half of our revenue was produced in Asia and one-third of our revenue was produced in North America. A listing of our principal locations is included in Item 4, "Information on the Company — Description of Property." We believe we have a competitive and strategic global manufacturing network. Approximately 85% of our employees at year-end were located in lower-cost regions. Many of our sites have significant technical capabilities, which we believe differentiates us from our competitors. This is complemented by some higher-complexity manufacturing and service offerings provided by sites in higher-cost regions.

        Certain information concerning geographic segments is set forth in note 18 to the Consolidated Financial Statements in Item 18.

  Sales and Marketing

        We have adopted a marketing approach focused at creating profitable, strategic relationships with leading OEMs in targeted end-markets. Our global sales organization leverages an integrated set of processes designed to provide consistency to customers worldwide. Our coordination of efforts with key global customers has been enhanced by the creation of customer-focused teams, each headed by a group general manager who oversees the global relationship with such customers. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, supply chain management teams, as well as senior executives.

  Customers

        We supply products and services to over 100 OEM customers targeting industry leading customers in strategic market segments, who are focused on the key technologies and products that will help support our future growth. Our customers include Alcatel-Lucent, Avaya, Cisco Systems, EMC, Hewlett-Packard, IBM, Microsoft, Motorola, NEC, Raytheon, Research in Motion and Sun Microsystems. We continue to strengthen our relationships with these strategic customers through the delivery of new service offerings. We look beyond the traditional manufacturing services and offer a full-line of end-to-end solutions, including design and engineering, systems integration, fulfillment and after-market services, including managing end-of-life products for our customers.

        During 2006, our two largest customers, Cisco Systems and IBM, each represented 10% of total revenue and in aggregate represented 20% of total revenue. During 2005, our two largest customers, Cisco Systems and IBM, each represented in excess of 10% of total revenue and in aggregate represented 27% of total revenue. Our top 10 customers represented approximately 59% of total revenue in 2006, compared with 63% in 2005.

        We enter into contractual agreements with our key customers that provide the framework for our overall relationship. The majority of our customer arrangements require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

  Technology and Research and Development

        We use advanced technology in the design, assembly and testing of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry. This provides us with advantages over many of our smaller and less sophisticated competitors.

        Our customer-focused factories are highly flexible and are reconfigured continually to meet customer specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly processes. We work with a variety of substrate types based on the wide range of products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer boards.

        Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, three-dimensional laser paste volumetric inspection and scanning electron microscopy, is among the most sophisticated in the EMS industry. Furthermore, we employ internally developed automated robotic technology to perform in-process repair.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We often work with, and take a leadership role in, industry groups that strive to advance the state of technology in the industry.

  Supply Chain Management

        We have strong relationships with suppliers of every commodity we use. We employ electronic data interchange with our key suppliers and ensure speed of supply through strong relationships with our logistics partners and full-service distribution capabilities. During 2006, we procured and managed approximately $7 billion in materials and related services. We view the size and scale of our procurement activities as an important competitive advantage, as it enhances our ability to obtain better pricing, influence component packaging and design and obtain a supply of components in constrained markets.

        We utilize two enterprise systems which provide comprehensive information on our logistics, financial and engineering support functions. One system is used in Asia and the other is primarily used in Europe and the Americas. These systems provide management with the data required to manage the logistical complexities of the business and are augmented by and integrated with other applications, such as shop floor controls, component and product database management and design tools.

        In order to minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the contract terms and conditions. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our incentives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain. In providing electronics manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

        All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. In some cases, supply shortages will substantially curtail production of all assemblies that use that particular component. In addition, at various times there have been industry-wide shortages of electronic components. There can be no assurance that such shortages, or future fluctuations in the cost of materials, will not have a material adverse effect on our results of operations, business, prospects and financial condition.

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

        We license some technology from third parties which we use in providing manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to us non-exclusive, worldwide licenses with respect to the subject technologies and terminate upon a material breach by us of the terms of such agreements.

  Competition

        We compete on a global basis to provide electronics manufacturing services and solutions to OEMs across various end-markets. Our competitors include a large number of domestic and foreign companies, such as Flextronics International, Hon Hai Precision Industry, Jabil Circuit, Sanmina-SCI and Solectron, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. ODMs, companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products, such as cell phones. While we have not, to date, encountered significant direct competition from ODMs in our primary markets, such competition may increase if our business in these markets grows, or if ODMs expand further into, or beyond, these markets.

        We also face competition from current and prospective customers which evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, financial, procurement, research and development, and marketing resources than we do. We believe that the primary basis of competition in our targeted markets is based on our track record in manufacturing technology, quality, responsiveness, and providing cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products on time and compete favorably on the basis of price.

  Human Resources

        As of December 31, 2006, we employed over 42,000 permanent and temporary (contract) employees worldwide. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly ramp our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required.

        We believe that our employees are our greatest asset. Culturally, we are team-oriented, values-driven, empowerment-based, dynamic and results-oriented, with a focus on customer service and quality at all levels. This culture is a critical factor for us, as we need to be able to fully utilize the intellectual capital of our employees to be successful. Some of our employees in Mexico, the United States, Japan, Brazil and Spain are represented by unions.

  Environmental Matters

        We are subject to extensive environmental, health and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, as well as practices and procedures applicable to the construction and operation of our plants. We believe that we are currently in compliance in all material respects with applicable environmental laws.

        Some of our operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites.

        Except for the facilities that we acquired in the Omni Industries Limited and MSL transactions, Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis) were obtained for most of the manufacturing facilities we lease or own in connection with our acquisition or lease of such facilities. Where contamination is suspected, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct such environmental assessments in respect to future property acquisitions where consistent with local practice. These environmental assessments have not revealed any environmental liability that we believe, based on current information, will have a material adverse effect on our results of operations, business, prospects or financial condition, nor are we aware that we have any such material environmental liability, in part because of the contractual retention of liability for some contamination and its remediation by landlords and former owners at some sites. It is possible that our assessments do not reveal all environmental liabilities, or that there are material environmental liabilities of which we are not presently aware, or that future changes in law or enforcement standards will cause us to incur significant costs or liabilities in the future.

        With respect to environmental legislation at the product level, since 1999 we have been involved in consortia activity and internal research and development to understand and prepare for the challenges associated with the EU's RoHS legislation. In 2004, we launched our Green Services™, offering a suite of services which helps our customers comply with or prepare for new environmental legislation, including the EU's RoHS and WEEE laws that were effective in 2006 and China's Administration on the Control of Pollution

caused by Electronic Information Products (often referred to as China RoHS) legislation, the first phase of which became effective March 1, 2007.

  Backlog

        Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

  Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture. With a significant exposure to computing and communications infrastructure products, we have historically seen a level of seasonality in our quarterly revenue patterns. In 2006, we were also impacted by the seasonality of the consumer electronics business which has revenue peaks that are different than those of our traditional market segments. As a result of this mix, our efforts to diversify our revenue base, and limited visibility in technology end-markets, it is difficult to predict the extent and impact of seasonality on our business.

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly-owned:

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation.

        Celestica Corporation, a Delaware corporation.

        Celestica Holdings Pte Ltd., a Singapore corporation.

        Celestica Hong Kong Limited, a Hong Kong corporation.

        Celestica Liquidity Management Hungary Limited Liability Company, a Hungary corporation.

        Celestica (Gibraltar) Limited, a Gibraltar corporation.

        Celestica (Luxembourg) S.ÀR.L., a Luxembourg corporation.

        Celestica (Thailand) Limited, a Thailand corporation.

        Celestica (USA) Inc., a Delaware corporation.

        Celestica (US Holdings) Inc., a Delaware corporation.

        IMS International Manufacturing Services Limited, a Cayman Islands corporation.

        1282087 Ontario Inc., an Ontario corporation.

D.    Description of Property

        The following table summarizes our principal facilities as of February 19, 2007. Our facilities are used to provide electronic product solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems and other related manufacturing and customer support activities.

Facility	Manufacturing Square Footage	Owned/Leased
	(in thousands)
Toronto, Ontario	888	Owned
Ottawa, Ontario	6	Leased
San Jose, California	132	Leased
Oxnard, California	20	Leased
Ontario, California	223	Leased
Charlotte, North Carolina(1)	160	Leased
Arden Hills, Minnesota	154	Leased
Nashville, Tennessee	404	Leased
Austin, Texas	51	Leased
Dallas, Texas	86	Leased
Telford, England(1)	146	Leased
Galway, Ireland	133	Leased
Rajecko, Czech Republic	170	Owned
Kladno, Czech Republic	172	Owned
Oradea, Romania	200	Owned
Valencia, Spain(2)	423	Owned
Monterrey, Mexico(2)	648	Leased
Reynosa, Mexico(2)	158	Leased
Aquadilla, Puerto Rico	94	Leased
Hortolandia, Brazil	105	Leased
Shanghai, China	22	Leased
Dongguan, China(2)	286	Leased
Suzhou, China(2)	459	Owned/Leased
Songshan Lake, China	437	Owned/Leased
Shatin, Hong Kong	53	Leased
Johor Bahru, Malaysia(2)	435	Owned/Leased
Kulim, Malaysia	324	Owned
Singapore(2)	330	Leased
Miyagi, Japan	273	Owned
Kawasaki, Japan	36	Leased
Laem Chabang, Thailand(2)	1,085	Owned/Leased
Cebu, Philippines	125	Owned
Laguna City, Philippines(2)	90	Owned/Leased
Hyderabad, India	45	Owned

(1)
As part of our restructuring plans, we are closing this site in 2007.

(2)
This represents multiple locations.

        Our principal executive office is located at 12 Concorde Place, 5th Floor, Toronto, Ontario M3C 3R8. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

        Our land and facility leases expire between 2007 and 2056. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

        As part of our restructuring plans, we have been focused on increasing production in lower-cost geographies. We will continue to evaluate our operating network to ensure that it meets our customers'

requirements. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Results" for additional information concerning our restructurings.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the 2006 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 14, 2007.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements concerning possible or assumed future results of operations preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: inability to retain or grow our business due to potential execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; variability of operating results among periods; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. These and other risks and uncertainties are discussed in our various filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

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

Overview

  What Celestica does:

        We provide a range of electronics manufacturing services and solutions to OEMs in the computing, communications, industrial and consumer markets. We operate a global manufacturing network with operations in Asia, the Americas and Europe.

  Overview of business environment:

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. During the past decade, OEMs have become increasingly reliant upon these services to enhance their competitive positions. Today, the leading EMS companies have global manufacturing networks with worldwide supply chain management and offer end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services. By outsourcing their manufacturing and related services, OEMs are able to overcome their most pressing challenges related to cost, quality, time-to-market and rapidly changing technologies, positioning them more competitively in today's fast-paced business environment. As a result of this reliance, the EMS industry experienced rapid change and growth during the past decade.

        During the period from 2001 to 2003, the EMS industry experienced significant demand weakness, particularly in the computing and telecommunications end-markets, as spending on higher-complexity and infrastructure products was reduced. Our concentration of business with customers in these end-markets had a significant adverse effect on our revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry, resulting in industry restructuring and pricing pressures as EMS providers competed for a reduced amount of business. The declining end-markets and volumes led to lower utilization rates which also adversely impacted margins for those years. Although we have seen some signs of recovery and stability during the last few years, we continue to experience unexpected volatility, especially in our computing and telecommunications end-markets.

        By focusing our efforts on forming new relationships with customers in non-traditional market segments, along with acquisitions, we have increased our revenue and margins from the historic lows of 2003. Our revenue for 2006 was $8.8 billion, up 31% from $6.7 billion in 2003. Although margins have improved from 2003, we continue to be impacted by inefficiencies and higher costs of transferring programs and ramping new customers in Mexico and the underutilization of facilities in Europe. These operational execution issues have resulted in significant costs to us. This has impacted certain customer relationships in 2006 and will impact our growth momentum into 2007. Our revenue is impacted by the mix and seasonality of business in each of the end-market segments. For the first quarter of 2007, end-market demand continues to be weak, particularly in the telecommunications segment. We also anticipate revenue will decrease in the first quarter of 2007 due to the seasonality of the consumer segment, the impact of some customer disengagements and the implementation of a lean supply chain initiative by one of our communications customers, which as a result of this initiative, will impact our revenue and our inventory in the first quarter of 2007.

  Key strategic initiatives:

        In response to the downturn in the EMS industry referenced above, we initiated restructuring plans to rebalance our global manufacturing network and reduce capacity. During the technology downturn, the EMS industry began a major transformation of its manufacturing network. OEM customers wanted their EMS providers to shift more production to lower-cost regions in an effort to lower their product costs and allow them to better compete in highly competitive markets.

        In 2001, we announced our first restructuring plan. As the downturn continued, and excess capacity in our higher-cost geographies remained, we announced additional restructuring plans that took place through to 2006. These restructuring plans were focused on consolidating facilities, improving capacity utilization, increasing production in lower-cost geographies and accelerating margin expansion. Our capacity utilization in the fourth quarter of 2006 was approximately 60%, down from approximately 65% earlier in the year. Approximately 85% of our employees at December 31, 2006 are in lower-cost geographies, up from approximately 60% at the end of 2002.

        Although we completed 2006 with revenue higher than in 2005, our operating margins eroded year-to-year, primarily due to operational challenges in our facilities in Mexico and Europe. The performance in Mexico also impacted our inventory and our customer satisfaction levels during 2006. Our priorities for 2007 are as follows:

  •
  restore customer confidence and improve our operational and financial performance in Mexico;

  •
  return Europe to profitability by generating more business with European OEMs, particularly in the communications segment;

  •
  increase our asset utilization, and in particular our inventory turns; and

  •
  drive efficiency through simplicity and the elimination of waste by reducing our overhead structures, streamlining processes and continuing to foster a Lean culture.

        In an effort to simplify our operations in Mexico, we are transferring certain customers to our Asian facilities and disengaging with certain non-strategic customers that were adding to the complexity of our operations.

Summary of 2006

  Financing and capital structure:

        We continued to maintain a strong balance sheet throughout 2006 and finished the year with a cash balance of $803.7 million and an undrawn credit facility. During the year, we generated cash from operations of $39.2 million. In addition, we spent $189.1 million during the year for capital assets to support our current operations and capacity expansion, primarily in our lower-cost regions.

  Acquisitions and divestitures:

        In June 2006, we sold our plastics injection molding business (which we acquired as part of an EMS acquisition). Our plastics business, which operated primarily in Asia, represented less than 1% of our total revenue.

        In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. and signed a multi-year supply agreement. This acquisition strengthened our relationship with an existing customer in the telecommunications segment. Powerwave announced that Celestica would become its global preferred outsourcing partner.

        In November 2005, we completed the acquisition of Displaytronix Inc., a repair services company in the United States which expanded our repair capabilities in the growing flat-panel display market.

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

        We will continue to evaluate our operations and we may propose exiting businesses or service offerings in order to better align our operations with our strategic objectives.

  Overview of 2006 results:

        The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Year ended December 31
	2004	2005	2006
Revenue	$8,839.8	$8,471.0	$8,811.7
Gross profit	407.9	481.1	451.8
Selling, general and administrative expenses (SG&A)	331.6	296.9	285.6
Net loss	(854.1)	(46.8)	(150.6)
Diluted loss per share	$(3.85)	$(0.21)	$(0.66)

	As at December 31
	2004	2005	2006
Total assets	$4,939.8	$4,857.8	$4,686.3
Total long-term financial liabilities	627.5	751.4	750.8

        Revenue for 2006 of $8.8 billion increased 4% from $8.5 billion in 2005, primarily due to higher volumes and new customers in Asia, offset in part by lower volumes in Europe. Asia's revenue increased 14% from 2005 and represents over one-half of our total revenue. Revenue for the Americas was essentially flat compared to 2005. Revenue for Europe decreased 18% from 2005 due to weaker demand. In 2006, we continued to diversify our end-market segments. Our year-over-year growth in revenue was driven from new customers in the consumer segment, which more than offset the declines in the telecommunications and computing segments. Revenue from our consumer, automotive and medical segments increased over 50% from the prior year. Revenue from new customers and programs benefited all regions and more than offset declines related to program disengagements. The revenue impact from acquisitions or divestitures was not significant for the year.

        Gross margin was 5.1% of revenue in 2006 compared to 5.7% in 2005. Included in cost of sales for 2006 were net inventory charges at two of our Americas facilities totaling approximately $36 million recorded in the second half of 2006. Excluding these inventory charges, the gross margin for 2006 would have been 5.5%. The balance of the decline in gross margin in 2006 reflects the inefficiencies in Mexico and the underutilization of facilities in Europe. These declines offset the margin improvements in Asia and the lower costs resulting from our restructuring actions.

        SG&A expenses for 2006 as a percentage of revenue and on an absolute basis decreased compared to the prior year. SG&A expenses decreased from 3.5% of revenue in 2005 to 3.2% of revenue in 2006. The decrease reflects the lower costs resulting from restructuring actions, the exiting of certain businesses, lower performance-based compensation and higher revenue.

        We recorded restructuring charges during 2005 and 2006 totaling $338.2 million. A significant restructuring action in 2006 was the completion of the sale of one of our large high-cost European facilities to a third party resulting in a charge of $61.2 million in September 2006. In addition to the prior restructuring programs, for which we had originally estimated costs up to approximately $275 million, we identified restructuring charges of between $60 million and $80 million to further reduce our cost structures, of which approximately $40 million was recorded in the fourth quarter of 2006. We anticipate the remaining $20 million to $40 million in restructuring charges to be incurred during 2007.

        We also sold our plastics business in June 2006 which resulted in a loss of $33.2 million recorded as other charges.

Other performance indicators:

        In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Days in accounts receivable	42	38	40	41	47	42	40	41
Days in inventory	49	47	53	50	55	52	52	53
Days in accounts payable	(76)	(72)	(79)	(78)	(87)	(77)	(76)	(77)

Cash cycle days	15	13	14	13	15	17	16	17

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

        Average cash cycle days increased in 2006 compared to 2005 due to higher levels of inventory required to support customer demand and a tighter component supply environment.

Critical Accounting Policies and Estimates

        We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the Consolidated Financial Statements.

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

Revenue recognition:

        We derive most of our revenue from the sale of electronic equipment that we have built to customer specifications. We recognize revenue from product sales when all of the following criteria have been met: shipment has occurred; title has passed; persuasive evidence of an arrangement exists; performance has occurred; receivables are reasonably assured of collection; customer specified test criteria have been met; and the earnings process is complete. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

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

Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and at the lower of cost and net realizable value for work in progress and finished goods. We regularly adjust our inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on gross margins.

Warranty costs:

        We have recorded a liability for warranty costs. As part of the normal sale of a product or service, we provide our customers with product or service warranties that extend for periods generally ranging from one to three years from the date of sale. The liability for the expected cost of warranty-related claims is established when products are sold and services are rendered. In estimating the warranty liability, historical material replacement costs and the associated labor to correct the defect are considered. Revisions to these estimates are made when actual experience differs materially from historical experience. Known product or service defects are specifically accrued as we become aware of such defects. Changes to the estimates could impact the liability and have a resulting impact on gross margins.

Income taxes:

        We have recorded an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision.

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

Restructuring charges:

        We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, costs of leased equipment that have been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the liability for lease obligations is calculated on a discounted basis based on future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, we worked with independent brokers to determine the estimated tenant rents we could expect to realize. The estimated liability may change subsequent to its initial recognition, requiring adjustments to the liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

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

A.    Operating Results

        Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to their attempts to balance their inventory, changes in their supply chain strategies, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by the mix and seasonality of business in each of the end-markets, price competition, mix of manufacturing value-added, the degree of automation used in the assembly process, capacity utilization, manufacturing effectiveness and efficiency, shortages of components or labor, the costs of ramping up programs, customer product delivery requirements, the costs and inefficiencies of transferring programs between facilities and regions, the loss of programs and customer disengagements, the impact of foreign exchange fluctuations, the performance of third-party providers to whom we have outsourced certain IT systems and production support, the ability to manage labor, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, and the timing of acquisitions and related integration costs, and other factors.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31
	2004	2005	2006
Revenue	100.0%	100.0%	100.0%
Cost of sales	95.4	94.3	94.9

Gross profit	4.6	5.7	5.1
SG&A	3.8	3.5	3.2
Amortization of intangible assets	0.4	0.3	0.3
Other charges	6.8	1.6	2.4
Accretion of convertible debt	0.2	0.1	—
Interest expense, net	0.2	0.5	0.7

Loss before income taxes	(6.8)	(0.3)	(1.5)
Income taxes expense	(2.9)	(0.3)	(0.2)

Net loss	(9.7)%	(0.6)%	(1.7)%

Change in accounting policies and estimates:

        Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from five years to seven years based on our experience and the extended use of these assets. As a result of this change in estimated useful life, depreciation expense included in cost of sales decreased by approximately $16 million in 2006 ($6 million in 2005).

Revenue:

        We managed our operations on a geographic basis. The three reporting segments are Asia, the Americas and Europe. The following table shows revenue by reporting segment:

	Year ended December 31
				2006 vs. 2005	2005 vs. 2004
	2004	2005	2006
	(in billions)
Asia	$3.5	$4.0	$4.6	14%	14%
Americas	3.8	3.1	3.1	1%	-18%
Europe	1.8	1.5	1.2	-18%	-17%
Inter-segment	(0.3)	(0.1)	(0.1)

Total	$8.8	$8.5	$8.8	4%	-4%

        Revenue increased 4% in 2006 to $8.8 billion compared to $8.5 billion in 2005, primarily due to higher volumes and new customers in Asia, offset in part by lower volumes in Europe. Revenue in the Americas was essentially flat compared to the prior year. Over one-half of our total revenue comes from our Asia segment. Lower volumes resulting from weaker demand have continued to negatively impact revenue for Europe. Revenue from new customer wins, particularly in the consumer segment, has benefited all regions and accounted for our year-over-year growth. Revenue from our consumer, automotive and medical segment increased over 50% from the prior year. These consumer wins more than offset the declines primarily in the telecommunications and computing segments. The decrease in telecommunications and computing segments reflect the weaker demand from a few key customers, as well as program disengagements. The revenue impact of acquisitions and divestitures was not significant for 2006.

        Revenue decreased 4% to $8.5 billion in 2005 compared to $8.8 billion in 2004. Revenue for the Americas and Europe decreased, while revenue for Asia increased. Asia benefited from its expanded manufacturing capabilities, higher demand, new customers and the transfer of programs from higher-cost geographies. Approximately one-third of the revenue increase in Asia for 2005 resulted from the transfer of programs. For 2005, these program transfers accounted for less than 10% of Asia's revenue. In 2005, Asia's revenue represented approximately one-half of our business. Lower volumes from weaker demand, exited businesses and the transfer of programs to lower-cost geographies negatively impacted revenues for the Americas and Europe. Revenue from acquisitions was not significant for 2005.

        The following table shows industry market segmentation as a percentage of revenue for the indicated periods:

	Year ended December 31
	2004			2005	2006
Enterprise communications	27%			28%	28%
Telecommunications	22%			21%	18%
Servers	18%			18%	17%
Storage	11%			12%	10%
Industrial, aerospace and defense				10%	9%
Consumer, automotive and medical	22%	*	}	11%	18%

*
previously categorized as workstations, PCs and other.

        Historically, our primary markets were the computing and communications segments. To reduce our reliance on these market segments, we have been adding new customers in strategic target end-markets, such as those in the industrial and consumer sectors.

        Revenue in the non-traditional markets represented 27% of revenue in 2006, up from 21% of revenue in 2005, primarily from new customers in the consumer segment.

        Our revenue and operating results will vary from period to period depending on the level of business and seasonality in each of these end-markets, as well as the mix and complexity of the products manufactured, among other factors.

        Although we have diversified into new markets, we are still dependent on a limited number of customers in the computing and communications segments for a substantial portion of our revenue. The weakness that we experienced, particularly in the telecommunications segment, negatively impacted our revenue for the fourth quarter of 2006. We expect this weakness in the telecommunications segment to continue into 2007.

        The following customers represented more than 10% of total revenue for each of the indicated periods:

	Year ended December 31
	2004	2005	2006
IBM	✓	✓	✓
Cisco Systems	✓	✓	✓

        Whether any of our top customers have revenue greater than 10% in any period depends on various factors affecting our business with that customer and other customers, including seasonality of business, new programs wins, program consolidations or losses, the phasing in or out of programs, changes in end-market demand, price competition and changes in our customers' supply chain strategies.

        The following table shows our customer concentration as a percentage of total revenue for the indicated periods:

	Year ended December 31
	2004	2005	2006
Top 10 customers	65%	63%	59%
Non-top 10 customers	35%	37%	41%

        We are dependent upon continued revenue from our top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue, either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations.

        We believe our growth depends on increasing sales to existing customers for their current and future product generations, expanding and adding on related manufacturing and support services, and successfully attracting new customers. Customers may cancel contracts and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, we have no assurance that any of our current customers will continue to utilize our services, which could have a material adverse impact on our results of operations.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the indicated periods:

	Year ended December 31
	2004	2005	2006
Gross profit (in millions)	$407.9	$481.1	$451.8
Gross margin	4.6%	5.7%	5.1%

        Gross margin was 5.1% of revenue in 2006 compared to 5.7% in 2005. Included in cost of sales for 2006 were net inventory charges at two of our Americas facilities totaling approximately $36 million recorded in the second half of 2006. The majority of this charge consists of additional inventory provisions recorded in Mexico to cover excess inventory created by demand reductions and by ineffective inventory management processes. Excluding these inventory charges, the gross margin for 2006 would have been 5.5%. The balance of the decline in gross margin in 2006 reflects the inefficiencies in Mexico and the underutilization of facilities in Europe. These declines more than offset the margin improvements in Asia and the lower costs resulting from our restructuring actions.

        Gross margin improved to 5.7% of revenue in 2005 from 4.6% in 2004. Included in cost of sales for 2004 was a $16.6 million charge to write-down inventory relating to the restructuring of our reference design activities and a $44.6 million charge related to inventory for a specific customer. Excluding these inventory charges, the gross margin for 2004 would have been 5.3%. The improvement in gross margin for 2005 was principally due to cost reductions resulting from our restructuring actions, operating efficiencies generated by our Lean and Six Sigma initiatives and the exiting of certain businesses in the Americas. These improvements were offset partially by the higher than expected costs experienced in the Americas region in executing program transfers and meeting demand volatility in the fourth quarter of 2005. Margins in Europe worsened from 2004 due to lower volumes and associated lower utilization rates, as well as the cost of ramping our operations in Romania.

        The nature of our business causes gross margin to fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, manufacturing costs, start-up and ramp-up activities, new product introductions, cost structures at individual sites, and other factors, including pricing due to the overall highly competitive nature of the EMS industry. In addition, the availability of components, which is subject to lead time and other constraints, could affect our revenue and margins.

Selling, general and administrative expenses:

        SG&A expenses decreased 4% to $285.6 million (3.2% of revenue) in 2006 from $296.9 million (3.5% of revenue) in 2005. The decrease in SG&A expenses on an absolute basis reflects the benefits from exiting certain businesses, restructuring-related cost reductions and lower performance-based compensation.

        SG&A expenses decreased 10% to $296.9 million (3.5% of revenue) in 2005 from $331.6 million (3.8% of revenue) in 2004. The decrease in SG&A expenses on an absolute basis reflects the benefits from exiting certain businesses and restructuring-related cost reductions.

Amortization of intangible assets:

        Amortization of intangible assets was essentially flat for 2006 compared to 2005.

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

Integration costs related to acquisitions:

        Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution to accommodate new customers, and salaries of personnel directly involved with integration activities. All integration costs relate to newly acquired facilities and not to our existing operations.

        Integration costs were $0.9 million in 2006, $0.6 million in 2005 and $3.1 million in 2004. Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

Other charges:

        We have recorded the following restructuring charges for the indicated periods (in millions):

	Year ended December 31
	2004	2005	2006
2001 to 2004 restructuring	$153.7	$20.8	$3.6
2005 and 2006 restructuring	—	139.3	174.5

Total restructuring	$153.7	$160.1	$178.1

        To date, we have recorded charges in connection with our restructuring plans in response to the challenging economic climate and our continuing strategy to move production from higher-cost to lower-cost geographies. These actions, which included reducing our workforce and consolidating and repositioning the number and location of production facilities, were largely intended to align our capacity and infrastructure to anticipated customer requirements for more capacity in lower-cost regions, as well as to rationalize our manufacturing network to lower demand levels.

        These restructuring plans were focused primarily in the Americas and Europe, as those regions had high cost structures and were most impacted by the downturn in business volumes. Approximately 28,400 employees have been released from the business in connection with the restructuring activities. Approximately 70% of the employee terminations were in the Americas, 25% in Europe and 5% in Asia. As a result of all our restructuring actions to date, we have closed or downsized approximately 50 facilities, primarily in the Americas and Europe. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

        We have completed the major components of the 2001 to 2004 restructuring plans, except for certain long-term lease and other contractual obligations which we expect to pay out over the remaining lease terms through 2015.

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements through additional restructuring. These restructuring actions have included facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels management requires to achieve sustainable profitability. We expected to complete these restructuring actions by the end of 2006 and incur up to approximately $275 million. In light of our operating results for 2006 and in the course of preparing our 2007 plan in the fourth quarter of 2006, we identified additional restructuring actions necessary to improve our profitability. These restructuring actions include additional downsizing of workforces to reflect the volume reductions at certain facilities and reducing our overhead costs.

        We recorded restructuring charges of $160.1 million in 2005 and $178.1 million in 2006 and expect to incur additional restructuring charges of between $20 million and $40 million in 2007.

        Our restructuring charge for 2006 included the cost to exit one of our large high-cost European facilities. We recorded charges of $61.2 million relating to the sale of this facility, comprised of employee termination and transaction closing costs totaling $20.9 million and a non-cash loss of $40.3 million, primarily on the disposal of land and building.

        In June 2006, we sold our plastics business and recorded a loss of $33.2 million in other charges, primarily for goodwill that was allocated to that business.

        We will continue to evaluate our operations and may propose future restructuring actions as a result of changes in the marketplace and/or our exit from less profitable operations or services no longer demanded by our customers.

        Each year, we review our goodwill and our long-lived assets for impairment. We record any impairment against goodwill or long-lived assets as other charges. We may record goodwill and long-lived asset impairment charges in the future as a result of changes in the EMS industry, customer demand and other market conditions, which may have a material adverse effect on our financial condition.

        In 2004, we recorded charges to reduce the net realizable value of certain assets for a customer which ceased operations in 2005. These charges, as well as subsequent recoveries, have been recorded in other charges.

        During 2004 and 2005, we repurchased LYONs and recognized gains and losses which were apportioned between the principal and option components. We recognized the gains on the principal component in other charges.

Accretion of convertible debt:

        As of September 30, 2005, all outstanding LYONs were repurchased. We have recorded no accretion charges beyond the third quarter of 2005 with respect to the LYONs.

Interest expense/income:

        Net interest expense in 2006 was $62.6 million compared to $42.2 million in 2005. The increase in our net interest expense reflects the higher interest cost on the 2011 Notes and a full year of interest charges on the 2013 Notes that were issued in late June 2005. The average interest rate on the 2011 Notes, after reflecting the variable interest swap, was 8.2% for 2006 (6.4% for 2005). The interest rate on the 2013 Notes was 7.625%.

        Net interest expense in 2005 was $42.2 million compared to $19.7 million in 2004. Our interest expense for 2005 included a full year of interest charges on the 2011 Notes that were issued in June 2004 and a half year of interest charges on the 2013 Notes that were issued in late June 2005. The average interest rate on the 2011 Notes was 6.4% for 2005, after reflecting the variable interest swap. The interest rate on the 2013 Notes was 7.625%.

Income taxes:

        Income tax expense in 2006 was $14.5 million on a loss before tax of $136.1 million, compared to an income tax expense of $21.3 million in 2005 on a loss before tax of $25.5 million, and an income tax expense of $252.2 million in 2004 on a loss before tax of $601.9 million. The income tax expense for 2005 and 2006 reflects the tax expense in certain jurisdictions with current taxes payable. The income tax expense for 2004 included a charge of $248.2 million relating to a valuation allowance against the deferred income tax assets in the United States and Europe. The income tax expense for 2006 includes a recovery relating to income tax audits in the United States. Furthermore, we recorded net deferred income tax liabilities with respect to net unrealized foreign exchange gains.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2009 and 2014), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. The tax holidays are subject to conditions with which we expect to continue to comply.

        In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $565.5 million is required in respect of our deferred income tax assets as at December 31, 2006 (December 31, 2005 — $533.0 million).

        As at December 31, 2006, the net deferred income tax liability balance was $43.0 million (December 31, 2005 — net deferred income tax assets of $11.3 million).

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

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

        We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in favour of the company in the fourth quarter of 2006. As a result, we recorded a reduction to our current income tax liabilities. We believe we have substantial defenses to the remaining asserted deficiencies and have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these remaining asserted deficiencies and any resulting proceedings and if these remaining asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

        In 2006, we recorded net deferred income tax liabilities relating to net unrealized foreign exchange gains in Canada. We determined during the fourth quarter of 2006 that certain foreign exchange losses accrued on Canadian assets may not be available to offset the unrealized foreign exchange gains accrued on Canadian liabilities. This was due to the potential timing of realization of foreign exchange gains and losses and/or potential challenges that, more likely than not, would result in a lack of availability of the unrealized foreign exchange losses to offset the unrealized foreign exchange gains.

B.    Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the indicated periods (in millions):

	As at December 31
	2004	2005	2006
Cash and short-term investments	$968.8	$969.0	$803.7

	Year ended December 31
	2004	2005	2006
Cash provided by (used in) operations	$(139.2)	$218.3	$39.2
Cash used in investing activities	(79.9)	(111.9)	(207.9)
Cash provided by (used in) financing activities	159.1	(106.2)	3.4

Cash provided by (used in) operations:

        We generated cash from operating activities of $39.2 million in 2006, primarily from earnings after adding back non-cash charges, partially offset by higher working capital requirements. Higher working capital was to support inventory purchased for new customers, partially offset by the timing of payments. In 2005, operating activities provided cash of $218.3 million primarily from earnings after adding back non-cash charges, improved cash collections and timing of payments. In 2004, we utilized $139.2 million in cash.

Cash used in investing activities:

        We continue to invest in capital expenditures to support growth in our lower-cost geographies and to support new customers and programs. Our capital expenditures in 2004, 2005 and 2006 have been primarily to expand manufacturing capabilities and capacities in lower-cost geographies such as China, Czech Republic, Mexico, Romania and Thailand.

        We have also completed several acquisitions for cash over the past three years. These outflows were partially offset by cash proceeds from the sale of restructured facilities in 2004, 2005 and 2006, and from the sale of certain businesses in 2004 and 2006.

Cash provided by (used in) financing activities:

        In 2004 and 2005, we issued Senior Subordinated Notes and received cash proceeds of $500.0 million and $250.0 million, respectively. In each of these years, we used a portion of those proceeds to repurchase our LYONs. All of the outstanding LYONs were repurchased by the third quarter of 2005. There has been no activity beyond the third quarter of 2005 with respect to the LYONs.

Cash requirements:

        As at December 31, 2006, we have contractual obligations that require future payments as follows:

	Total	2007	2008	2009	2010	2011	Thereafter
	(in millions)
Long-term debt (including capital leases)	$750.8	$0.6	$0.2	$—	$—	$500.0	$250.0
Operating leases	191.5	43.1	33.9	27.0	23.3	18.2	46.0

        As at December 31, 2006, we have commitments that expire as follows:

	Total	2007	2008	2009	2010	2011	Thereafter
	(in millions)
Foreign currency contracts	$432.0	$416.1	$15.9	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety and performance bonds	84.9	83.8	—	1.1	—	—	—
Capital expenditures	32.6	32.6	—	—	—	—	—

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

        At December 31, 2006, we had committed $32.6 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies. We anticipate capital spending for 2007 to be in the range of 1.5% to 2.0% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, may require additional debt or equity financing to fund these transactions.

        The contractual obligations chart above does not include our agreement with a third-party for the outsourcing of our IT support. Our costs under this IT support agreement will fluctuate based on usage; and we are permitted to terminate this agreement at any time for a declining fee.

        Our defined benefit pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments. In 2006, we contributed $20.1 million for the defined contribution plans and $26.3 million for the defined benefit plans. We may, from time to time, make voluntary contributions to the pension plans. In 2006, we also made contributions of $6.1 million to the non-pension post-employment benefit plans to fund benefit payments.

        We have provided routine indemnifications whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

        In 2007, securities class action litigation was commenced against us, and our former Chief Executive Officer and our current Chief Financial Officer, in the United States District Court of the Southern District of New York by individuals who claim they are purchasers of our stock, on behalf of themselves and other purchasers of our stock, during the period January 27, 2005 through January 30, 2007. Plaintiffs allege violations of United States federal securities laws and seek unspecified damages, and allege that during the purported class period we made statements concerning our actual and anticipated future financial results that allegedly failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. We believe that the allegations are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these matters.

Capital Resources

        We have a credit facility for $600.0 million which matures in June 2007. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at December 31, 2006. Commitment fees for 2006 were $2.7 million.

        The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios at December 31, 2006, we are limited to approximately $60 million of available debt incurrence. The available debt incurrence under the facility has been reduced by covenants relating to our two subordinated note issuances and outstanding letters of credit and guarantees. We were in compliance with all covenants at December 31, 2006.

        We have additional uncommitted bank overdraft facilities available for operating requirements which total $47.5 million at December 31, 2006. There are no borrowings outstanding under these facilities.

        We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The issuance of additional equity or convertible debt securities could dilute current shareholders' positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. Such financings and other transactions may not be available on terms acceptable to us or at all.

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

        Both Standard and Poor's and Moody's Investors Service provide ratings on our senior subordinated notes and a corporate rating on Celestica. These credit ratings reflect the agencies' current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

        On February 28, 2007, Standard and Poor's downgraded our corporate rating to B+ and our subordinated note rating to B-, with a negative outlook. The notes rating, which is fourteenth out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. Our senior implied rating with Moody's Investor Services is currently Ba3 and our senior subordinated notes rating is B2. On February 1, 2007, Moody's placed our ratings under review for possible downgrade. The subordinated notes rating is thirteenth out of 20 on the rating scale. Obligations rated B2 are considered to be in the mid-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could impact our future cost of borrowing.

        In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank (which has a Standard and Poor's rating of AA-), and other qualified purchasers. The program provides for the sale of up to $250.0 million in accounts receivable on a committed basis. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. This program expires in November 2007. As of December 31, 2006, we have sold approximately $320 million in accounts receivable to the third-party bank under this program.

Other financial instruments:

        We price the majority of our products in U.S. dollars, and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. The majority of our cash balances are held in U.S. dollars. As a result, we may experience transaction and translation gains or losses because of currency fluctuations. We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Gains or losses on foreign currency contracts that are designated effective and qualify as cash flow hedges of forecasted transactions, are recognized in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. At December 31, 2006, we had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $432.0 million. Our contracts generally extend for periods of up to 15 months. The majority of contracts expire by March 2008. The fair value of these contracts at December 31, 2006 was an unrealized loss of $0.4 million. Our current hedging activity is designed to reduce the variability of our foreign currency costs in the regions where we have manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We may, from time to time, enter into additional hedging transactions to minimize our exposure to foreign currency. We cannot be assured that our hedging transactions will be successful.

        In connection with the 2011 Notes offering, we entered into agreements to swap the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements, which mature July 2011, is $500.0 million. The fair value of the interest rate swap agreements at December 31, 2006 was an unrealized loss of $9.9 million. The average interest rate on the 2011 Notes for 2006 was 8.2% (6.4% for 2005), after reflecting the interest rate swaps. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by $5.0 million annually.

Outstanding Share Data

        As at February 19, 2007, we had 198.6 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares.

Related Party Transactions

        We are party to a management services agreement with our parent company (Onex) dated July 1, 2003 whereby Onex has agreed to provide certain strategic planning, financial and support services to us as we may reasonably request from time to time having regard to Onex's experience, expertise and personnel. We have agreed to pay Onex certain fees under the agreement, including a base fee and a performance incentive fee, if applicable. The base fee is equal to approximately $1 million per year. The incentive fee portion is tied to our performance. The agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent, in the determination of the Board of Directors of Celestica, with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's length to Celestica. In the event of a change in our control, Onex is entitled to receive an amount equal to the difference between $10.0 million and the aggregate amount of base fees and incentive fees paid to Onex during the term of the agreement.

        In 2006, we expensed management and investment banking fees of approximately $1.0 million payable to Onex.

Controls and Procedures

Evaluation of disclosure controls and procedures:

        The Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of the end of the year, and have concluded that such controls and procedures are effective to ensure that information required to be disclosed by us in our corporate filings is recorded, processed, summarized and reported within the required time periods.

Management's report on internal control over financial reporting:

        Reference is made to Management's report on page F-1 of this report. Management's assessment of the effectiveness of internal control over financial reporting as of February 14, 2007, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report on page F-2 of this report.

Changes in internal controls over financial reporting:

        During 2006, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our controls over financial reporting.

        Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2005				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$2,150.6	$2,250.7	$1,994.4	$2,075.3	$1,934.0	$2,223.5	$2,392.4	$2,261.8
Cost of sales	$2,027.6	$2,119.8	$1,886.1	$1,956.4	$1,828.2	$2,098.8	$2,258.2	$2,174.7
Gross profit %	5.7%	5.8%	5.4%	5.7%	5.5%	5.6%	5.6%	3.9%
Net earnings (loss)	$(11.6)	$12.6	$(19.6)	$(28.2)	$(17.4)	$(30.3)	$(42.1)	$(60.8)
# of shares
— basic	226.9	226.0	225.8	226.3	226.7	227.1	227.2	227.6
— diluted	226.9	227.5	225.8	226.3	226.7	227.1	227.2	227.6
Earnings (loss) per share
— basic	$(0.05)	$0.06	$(0.09)	$(0.12)	$(0.08)	$(0.13)	$(0.19)	$(0.27)
— diluted	$(0.05)	$0.06	$(0.09)	$(0.12)	$(0.08)	$(0.13)	$(0.19)	$(0.27)

Comparability quarter-to-quarter:

        The quarterly data reflects the following:

  •
  the second quarter of 2006 reflects the sale of our plastics business in June 2006;

  •
  all quarters of 2006 include the results of operations of Powerwave Technologies in the Philippines which was acquired in March 2006;

  •
  the fourth quarter of 2005 and all quarters of 2006 include the results of operations of Displaytronix which was acquired in the fourth quarter of 2005;

  •
  the third and fourth quarters of 2005 and all quarters of 2006 include the results of operations of CoreSim and Ramnish which were acquired in the third quarter of 2005;

  •
  the third quarter of 2005 includes gains on the repurchase of the remaining outstanding LYONs. After the third quarter of 2005, no further activity has been recorded for the LYONs;

  •
  the fourth quarters of 2 005 and 2006 include the results of the annual testing of impairments of goodwill and long-lived assets; and

  •
  all quarters of 2005 and 2006 are impacted by our announced restructuring plans. The amounts vary from quarter-to-quarter.

Fourth quarter 2006 compared to fourth quarter 2005:

        Revenue for the fourth quarter of 2006 increased 9% to $2.3 billion from $2.1 billion for the same period in 2005. Revenue grew in all market segments except for the telecommunications and industrial segments. Our consumer segment grew by over 50% compared to the prior year, primarily due to new customer wins. The decreased revenue from the telecommunications and industrial segments reflect the weaker demand from a few key customers, as well as program disengagements. The revenue impact of acquisitions and divestitures was not significant for the quarter. Revenue for Asia and the Americas grew, while revenue in Europe decreased. Gross profit decreased to 3.9% of revenue for the fourth quarter of 2006 from 5.7% for the same period in 2005, primarily due to the inventory charge taken in the Americas and inefficiencies in Mexico and our Europe operations, which more than offset the strong performance in Asia.

Fourth quarter 2006 compared to third quarter 2006:

        Sequentially, revenue for the fourth quarter of 2006 decreased 5% from the third quarter of 2006. Revenue decreased in our telecommunications, industrial and consumer segments, which more than offset the seasonal increases in the computing segment. Demand reductions from several key customers negatively impacted our revenue in the telecommunications sector. In addition, revenue from our consumer segment decreased sequentially, as expected due to seasonality. Program losses and customer disengagements also impacted the telecommunications and industrial markets. Revenue decreased in all regions sequentially. Gross margins for the third and fourth quarters of 2006 were impacted by the inventory charges taken at two of our Americas facilities. The impact on gross margins for the third and fourth quarters was 0.3% and 1.3%, respectively, of revenue. Gross margins in the Americas and Europe for 2006 continue to be impacted by our operational inefficiencies and reduced customer demand, which more than offset the continued strong performance in Asia.

Recent Accounting Developments

Financial instruments:

        In January 2005, the CICA issued Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," and Section 3865, "Hedges." The new standards are effective for our first quarter of 2007 and require that we recognize all financial assets and liabilities on our consolidated balance sheet at fair values, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which will be carried at their amortized cost.

        All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value and changes in the fair value will be reported in operations unless they are effective cash flow hedging instruments. In a cash flow hedge, the change in fair value of the hedging derivative, to the extent effective, will be recorded in other comprehensive income/loss until the asset or liability being hedged is recognized in the consolidated statements of operations. Any hedge ineffectiveness will be recognized in operations immediately.

In a fair value hedge, changes in the fair value of hedging derivatives will be offset in our consolidated statements of operations against the changes in the fair value of the asset, liability or cash flows being hedged.

        Other comprehensive income/loss will form part of our shareholders' equity. A new statement entitled "consolidated statement of comprehensive income/loss" will be added to our consolidated financial statements. Comprehensive income/loss is comprised of our net income/loss and other comprehensive income/loss. In addition to the changes in the fair market value of derivative instruments designated as cash flow hedges, unrealized foreign currency translation gains/losses arising from self-sustaining foreign operations will also be recorded under other comprehensive income/loss, net of tax. Subsequent releases from other comprehensive income/loss to operations will be dependent on when the hedged items designated under cash flow hedges are recognized in operations or upon de-recognition of the net investment in self-sustaining foreign operations.

        The transitional impact of recording all of our existing derivatives as of January 1, 2007 at fair value for our 2007 consolidated financial statements will be recognized in opening deficit and opening accumulated other comprehensive income/loss, as appropriate.

        We are currently determining the impact that these changes in accounting policy will have on our consolidated financial statements. We are not required to restate our prior results.

Accounting changes:

        In July 2006, the CICA revised Section 1506, "Accounting changes," which requires that voluntary changes in accounting policy can only be made if the change results in financial statements that provide reliable and more relevant information and that prior period errors are to be corrected retrospectively. The standard is effective for 2007 with early adoption permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

C.    Research and Development, Patents and Licenses, Etc.

        Certain information concerning research and development and intellectual property is set forth in Item 4, "Information of the Company — Business Overview — Celestica's Business — Technology and Research and Development."

D.    Trend Information

        The current economic environment continues to reflect moderate end-market growth, though end-market visibility remains limited, particularly in the telecommunications and computing segments.

        During the fourth quarter of 2006, we experienced unexpected volatility in demand from the telecommunications segment, driven primarily by the challenging end-market demand primarily in North America, and from recent consolidations in the marketplace. We expect this volatility in demand to continue into 2007.

        The EMS industry continues to see a significant number of outsourcing opportunities including end-markets outside of communications and computing, such as consumer, aerospace and defense, industrial, automotive and medical. We believe we are well positioned to participate further in this trend towards increased outsourcing by OEMs. OEMs are interested in outsourcing more of their cost of goods sold, and in particular are asking their EMS providers to provide more services in areas such as design, fulfillment, logistics and after-market services.

        While pricing in the EMS industry has stabilized over the past few years, a significant deterioration beyond current expectations could slow or stall our operating margin progress. While operating margins have improved in the EMS industry during the past two years as revenues increased and companies realized benefits from restructuring activities, the industry remains highly competitive from both North American and Asian-based competitors.

        The EMS industry continues to restructure and reduce underutilized capacity, particularly in the higher-cost geographies of the Americas and Western Europe. Concurrently, the industry is increasing capacity in lower-cost geographies such as Asia, Eastern Europe and Mexico, as customers require the lowest-cost solutions to compete in their highly competitive end-markets.

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

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. Executive officers of Celestica are appointed annually and serve at the discretion of the Board of Directors. The following table sets forth certain information regarding the current directors and executive officers of Celestica.

Name	Age	Position with Celestica	Residence
Robert L. Crandall	71	Chairman of the Board and Director	Florida, US
William A. Etherington	65	Director	Ontario, Canada
Richard S. Love	69	Director	California, US
Anthony R. Melman	59	Director	Ontario, Canada
Gerald W. Schwartz	65	Director	Ontario, Canada
Charles W. Szuluk	64	Director	Texas, US
Don Tapscott	59	Director	Ontario, Canada
Craig H. Muhlhauser	58	President and Chief Executive Officer	New Jersey, US
Anthony P. Puppi	49	Executive Vice President, Chief Financial Officer	Ontario, Canada
John Peri	45	Executive Vice President, Global Operations	Ontario, Canada
Michael Andrade	43	Senior Vice President, Strategic Business Development	Ontario, Canada
Peter J. Bar	49	Senior Vice President and Corporate Controller	Ontario, Canada
John Boucher	47	Senior Vice President, Chief Supply Chain and Procurement Officer	New Hampshire, US
Elizabeth L. DelBianco	47	Senior Vice President, Human Resources, Chief Legal Officer and Corporate Secretary	Ontario, Canada
Charles M. Kirk	58	Senior Vice President and Chief Information Officer	New Hampshire, US
Peter Lindgren	44	Senior Vice President, Industry Markets	Colorado, US
Michael McCaughey	45	Senior Vice President, Communications Markets	Quebec, Canada
Paul Nicoletti	39	Senior Vice President, Finance	Ontario, Canada
Rahul Suri	41	Senior Vice President, Enterprise Markets	Ontario, Canada
David W. Tiley	45	Senior Vice President, Global Services	California, US

        The following is a brief biography of each of Celestica's directors and senior officers:

        Robert L. Crandall has been a director of Celestica since 1998 and Chairman of the Board of Directors of Celestica since January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the boards of Anixter International Inc. and the Halliburton Company, each of which is a public corporation. He is also Chairman and CEO of Pogo, Inc. and a director of Air Cell, Inc., both of which are privately held companies. Mr. Crandall is a member of the Federal Aviation Administration Management Advisory Committee. He holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

        William A. Etherington has been a director of Celestica since 2001. He is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce and is a director of MDS Inc., each of which is a public corporation. Mr. Etherington is also a director of SS&C Technologies Inc., a private equity firm. He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He retired from IBM in 2001 with over 37 years of service. Mr. Etherington is a member of the President's Council, The University of Western Ontario and the CNIB Lake Joseph Centre Campaign Cabinet. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

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

        Anthony R. Melman is a consultant in business strategy and finance and acts as Special Advisor, Strategic Acquisitions to Onex, a public company with global operations in the services, manufacturing and technological industries. He joined Onex in 1984 and was a Managing Director of Onex until January 2006. Dr. Melman has been a director of Celestica since 1996. He was Senior Vice President of Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities, from 1977 to 1984. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

        Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, a public company with global operations in the services, manufacturing and technological industries, and has been a director of Celestica since 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. Mr. Schwartz is a director of Onex, The Bank of Nova Scotia, and Indigo Books & Music Inc., each of which is a public corporation. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, Chairman of the Canadian Friends of Simon Wiesenthal Center and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, the Canadian Council of Christians and Jews and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, and a Doctor of Laws (Hon.) degree from St. Francis Xavier University.

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

        Don Tapscott is Chief Executive Officer of New Paradigm Learning Corporation, a business strategy and research company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. Mr. Tapscott is also an internationally respected authority, consultant and speaker on business strategy and organizational transformation and the author of several widely-read books on the application of technology in business. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. Mr. Tapscott has been a director of Celestica since 1998. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as Doctor of Laws (Hon.) from the University of Alberta.

        Craig H. Muhlhauser is President and Chief Executive Officer. Prior to his current position, Mr. Muhlhauser was President and Executive Vice President of Worldwide Sales and Business Development. Before joining Celestica in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. Mr. Muhlhauser was serving as President of Exide Technologies when that entity filed for bankruptcy in 2002, was named Chief Executive Officer of Exide Technologies shortly thereafter and successfully led the company out of bankruptcy protection in 2004. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, utility, automotive and aerospace and defense sectors. He holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.

        Anthony P. Puppi is Executive Vice President and Chief Financial Officer. He is responsible for overseeing the corporation's accounting, financial and investor relations. He has been a key member of Celestica's executive management team since the company's inception, serving as Chief Financial Officer since Celestica became a wholly-owned subsidiary of IBM Canada in 1994. In June 1998, he led the corporation's initial public offering. He was appointed Executive Vice President in October 1999 and served as General Manager, Global Services from February 2001 to April 2004. Prior to his career at Celestica, Mr. Puppi held positions of increasing financial leadership responsibility with IBM Canada, and from 1990 to 1992, served as controller for IBM's technology facility in Bromont, Quebec. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University. In January 2007, he announced his intention to retire from Celestica during 2007.

        John Peri is Executive Vice President, Global Operations. He is responsible for overseeing Celestica's manufacturing and supply chain operations in Asia, Europe and the Americas. Mr. Peri previously held the role of President, Asia Operations, with responsibility for Celestica's manufacturing footprint in China, Hong Kong, India, Japan, Malaysia, Philippines, Singapore and Thailand. Prior to that, he held senior-level positions in the areas of quality, manufacturing excellence, services and regional leadership. Mr. Peri joined IBM Canada in 1984 and is part of the founding management team of Celestica. Over the course of his career, he has held a number of leadership positions in operations, engineering and account management. He holds a Bachelor of Applied Science degree in Industrial Engineering from the University of Toronto.

        Michael Andrade is Senior Vice President, Strategic Business Development. In this role, he supports the company's strategy, marketing, sales, corporate development and solutions development teams. Mr. Andrade joined Celestica from IBM in 1994 as part of the company's original management team, and has since held positions of increasing responsibility with the company. Prior to his current role, he was the Senior Vice President and General Manager of Celestica's Communications Group. His diverse experience spans engineering, finance, operations management, mergers and acquisitions and commodity management. He holds a Bachelor of Engineering Science degree from the University of Western Ontario, a Master of Business Administration degree from York University in Ontario, and is a member of the Professional Engineers of Ontario.

        Peter J. Bar is Senior Vice President and Corporate Controller. He is responsible for all corporate external reporting, financial planning and budgeting-related matters. He joined Celestica in March 1998, as Vice

President, Finance, Power Systems. Prior to joining Celestica, Mr. Bar was the Controller for the Personal Systems Group of IBM Canada. During his 14-year career in the information technology industry, he has served in several senior management positions for both IBM Canada and IBM's headquarters in Armonk, New York. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountant designation.

        John Boucher is Senior Vice President, Chief Supply Chain and Procurement Officer. He oversees Celestica's global supply chain strategy and execution, manages the company's global supply partners and directs procurement and commodity management activities. Previously, Mr. Boucher held the position of President, Americas, and was responsible for manufacturing operations in Canada, the U.S., Mexico and Brazil. Before joining Celestica through the company's acquisition of Manufacturers' Services Limited (MSL) in March 2004, Mr. Boucher was MSL's Corporate Vice President of Global Supply Chain Management. Prior to joining MSL as part of the company's founding team, Mr. Boucher guided the start-up of after-market operations at Circuit Test Inc. He also spent over 17 years with Digital Equipment Corporation, where he held a number of senior roles, including managing supply chain strategies for the company's Personal Computer Division

        Elizabeth L. DelBianco is Senior Vice President, Human Resources, Chief Legal Officer and Corporate Secretary. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. In March of 2007, Ms. DelBianco assumed the leadership of the Global Human Resources function. In this role, she oversees all human resources policies and practices and leads Celestica's efforts to attract and retain key talent. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts (Hon.) degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        Charles M. Kirk is Senior Vice President and Chief Information Officer, responsible for the organization's global information technology (IT) strategy and infrastructure. Before joining Celestica, Mr. Kirk held the position of Senior Vice President and Chief Information Officer at GeoLogistics Corporation. He also previously held the positions of General Manager, Enterprise Customer Management at General Motors Corporation and Senior Vice President and Chief Information Officer at Fruit of the Loom. Prior to that, Mr. Kirk spent 14 years at Federal Express Corporation in a number of senior positions, including Vice President, International Systems. Mr. Kirk holds a Master of Business Administration degree from the University of Florida and a Bachelor of Arts degree from Cornell University.

        Peter Lindgren is Senior Vice President, Industry Markets. He is responsible for the strategic direction and growth of Celestica's business in the industrial, aerospace and defense sectors. Previously, Mr. Lindgren held the role of Senior Vice President, Business Development, overseeing the regional marketing and business development teams on a global basis, as well as the marketing and business development teams that support Celestica's global service offerings. Prior to that, he was Vice President and General Manager, Cisco Global Customer Business Unit. He joined Celestica in February 1998, as Director of Operations in Corporate Development. Mr. Lindgren has worked in the electronics manufacturing services industry since 1985, and held a number of management positions in international operations, sales and marketing, program management and materials with SCI Systems and MTI International. He holds a Bachelor of Arts degree in Business Economics from Colorado College.

        Michael McCaughey is Senior Vice President, Communications Markets. He is responsible for the strategic direction of the company's communications business and all key activities associated with Celestica's customer accounts in this sector. Prior to joining Celestica in June 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Varnier College, Quebec and studied Electrical Engineering at McGill University in Montreal.

        Paul Nicoletti is Senior Vice President, Finance, responsible for all aspects of Celestica's global financial operations, segment financial reporting, strategic pricing and tax matters. Since September 2002, he has been Corporate Treasurer and is responsible for all corporate finance and treasury-related matters. Previously, he was

Vice President, Global Financial Operations since February 2001. Prior to that, he was Vice President, Finance and was responsible for all financial aspects of Celestica's Canadian and Latin American operations. Prior to that, he was Controller of Celestica's Canadian EMS operations. Mr. Nicoletti joined IBM in 1989, and, over the course of his career has held a number of senior financial roles of increasing responsibilities in mergers and acquisitions, planning, accounting, pricing and financial strategies. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Masters of Business Administration degree from York University.

        Rahul Suri is Senior Vice President, Enterprise Markets. He sets and executes the strategy for the global enterprise IT segment of Celestica's business and is responsible for all activities associated with this business, including sales, business development and operations. Prior to this, he was Senior Vice President, Corporate Development, responsible for directing Celestica's worldwide non-organic growth initiatives, including mergers and acquisitions, joint ventures and partnerships. Prior to joining Celestica, he held various positions in the mergers and acquisitions field. He was also a visiting professor at Queen's University Law School for three years, where he taught advanced corporate law and mergers and acquisitions. Mr. Suri has a Master of Arts degree in Law from Cambridge University. He is also a member of the Canadian Bar Association and the Law Society of Upper Canada.

        David W. Tiley is Senior Vice President, Global Services. Before joining Celestica in 2004, Mr. Tiley was the founder, President and Chief Executive Officer of Alventive, a product lifecycle management company, focused on the new product introduction process. He was also Chief Executive Officer of Visionary Design Systems and IronCAD, and prior to that spent several years at Hewlett-Packard in a number of sales, marketing and management roles. Mr. Tiley holds a Bachelor of Science degree in Mechanical Engineering from Purdue University.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.    Compensation

Aggregate Compensation of Directors and Officers

        Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. Under the directors' compensation plan, directors receive an annual retainer fee of $45,000. The Chairmen of the Audit, Compensation and Executive Committees are entitled to an additional annual retainer of $10,000. The non-executive Chairman, who also serves as the Chairman of the Corporate Governance Committee, receives an additional annual retainer of $30,000. Directors receive a fee of $2,500 for each day of meetings of the Board of Directors and Committee meetings attended. Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day, except that a separate attendance fee is paid for each Executive Committee meeting, even if it occurs on the same day as other meetings. Directors who travel outside of their home state or province to attend a meeting are entitled to a travel fee of $2,500. Directors receive half of their fees (or may elect to receive all of their fees) in Deferred Share Units (DSUs). Each DSU represents the right to receive one subordinate voting share when the director ceases to be a director. The number of DSUs paid in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the New York Stock Exchange (NYSE) on the last business day of the quarter in which the applicable meeting occurred and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Directors also receive annual grants of DSUs. Each director receives 3,350 DSUs annually, except for the Chairman, who receives 6,700 DSUs annually. Eligible directors receive an initial grant of 10,000 DSUs when they are appointed to the Board. Directors do not receive options as the Board elected to discontinue the director option program in 2004.

        DSUs that were granted prior to January 1, 2007 will be paid out in the form of subordinate voting shares issued from treasury. DSUs granted after January 1, 2007 will be paid out in the form of subordinate voting shares or an equivalent value in cash. The date used in valuing the DSUs shall be a date within 90 days of the date on which the individual in question ceases to be a director. The DSUs shall be redeemed and payable on the 90th day following the date on which the individual ceases to be a director.

        We have a minimum shareholding requirement for independent directors. The guideline provides that independent directors on the Board are to hold securities of Celestica with a value equivalent to five times their respective annual retainer. Although directors will not be deemed to have breached the guideline by reason of a decrease in the market value of our securities, the directors will be required to purchase further securities within a reasonable period of time to comply with the guideline. Directors have until the later of five years from their respective first election dates and five years from April 22, 2004, the effective date of this policy, to meet the share ownership requirement. Interim targets have also been established. All of Celestica's directors are in compliance with, or on track to be in compliance with, the guideline.

        The compensation paid in 2006 by Celestica to our directors is set out below. None of the directors received any fee or payment from Celestica except as set out below. Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of Celestica in 2006. Dr. Melman was an officer of Onex until January 2006. Thereafter, he received compensation from Celestica in his capacity as a director of Celestica.

Director Fees Paid in 2006

Name	Board Annual Retainer	Chairman Annual Retainer	Committee Chair Annual Retainer	Total Attendance Fees	Total Fees Payable	Portion of Fees Taken in Cash or Applied to DSUs	Annual DSU Grant (#)
R. Crandall	$45,000	$30,000	$20,000	$107,500	$202,500	100% DSUs	6,700
W. Etherington	$45,000	—	$10,000	$75,000	$130,000	100% DSUs	3,350
R. Love	$45,000	—	—	$57,500	$102,500	50% cash and 50% DSUs	3,350
A. Melman	$45,000	—	—	$55,000	$100,000	100% DSUs	13,350	(1)
G. Schwartz	—	—	—	—	—	—	—
C. Szuluk	$45,000	—	—	$62,500	$107,500	50% cash and 50% DSUs	3,350
D. Tapscott	$45,000	—	—	$42,500	$87,500	100% DSUs	3,350

(1)
Dr. Melman received a grant of 10,000 DSUs on his initial election to the Board as an eligible director (i.e., when he was no longer an employee of Celestica or Onex) on April 27, 2006.

        The aggregate cash equivalent of compensation we paid in 2006 for our directors in their capacity as directors was $730,000. In addition, total annual grant of 33,450 DSUs was made. Based on the closing price of our subordinate voting shares on the NYSE on February 20, 2007 of $6.57, the value of the total annual DSU grant was $219,767.

        The aggregate compensation earned in 2006 for our then current officers as a group was $7,689,231.

        As of December 31, 2006, executive officers and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

Number of Subordinate Voting Shares	Purchase Price Per Share
20,304	$7.50
118,000	$8.75
734,713	$10.00
3,750	$10.40
42,500	$10.62
1,519	$10.67
20,000	$11.22

281,300	C$	11.43
1,406		$12.80
85,625		$12.99
50,000		$13.00
25,000		$13.10
28,125		$13.52
4,000		$13.69
7,250		$14.20
274,000		$14.86
8,000	C$	15.35
15,000	C$	16.20
20,000		$16.43
40,000		$17.10
335,500		$17.15
181,300	C$	18.00
27,500		$18.25
95,000		$18.66
118,880	C$	18.90
5,000		$19.64
6,000		$19.81
39,600	C$	20.625
3,750		$21.83
590,000	C$	22.75
70,000		$22.97
3,000	C$	23.29
30,000		$23.41
20,000	C$	24.92
197,000	C$	29.11
5,000		$32.40
20,000	C$	34.50
20,000		$35.95
40,000		$41.89
30,000		$44.23
30,000		$48.69
100,000		$50.00
70,000	C$	57.845
59,000	C$	66.06
20,000	C$	66.78
20,000	C$	72.60
35,000	C$	86.50

        These options expire at various dates from January 1, 2007 through January 31, 2016. See "— Compensation — Long-Term Incentives" below. See note 9 to the Consolidated Financial Statements in Item 18 for further information about options.

Remuneration of Named Executive Officers

        The following table sets forth the compensation of the Chief Executive Officer, the Chief Financial Officer and the three other most highly-compensated executives of Celestica during the year ended December 31, 2006 (collectively, the "Named Executive Officers") for services rendered in all capacities during our two most recently completed financial years.

Summary Compensation Table

	Annual Compensation(1)			Long-term Compensation Awards
Name and Principal Position	Year	Salary	Annual Incentive(2)	Securities Under Options Granted(3)	Units Subject to Resale Restrictions(4)(5)	All Other Compensation(6)
		($)	($)	(#)	($)	($)
Craig H. Muhlhauser(7) President and Chief Executive Officer	2006 2005	566,667 343,750	— 237,064	702,020 124,244	1,008,335 2,210,000	12,100 6,981
Anthony P. Puppi(8) Executive Vice President, Chief Financial Officer	2006 2005	714,286 668,593	— 351,305	— 60,990	— 747,500	7,118 6,663
John Peri(8) Executive Vice President, Global Operations	2006 2005	394,797 328,271	52,884 140,490	121,212 20,455	268,886 315,000	412,998 263,657
Rahul Suri(8) Senior Vice President, Enterprise Markets	2006 2005	430,335 402,806	29,750 148,817	30,304 18,864	235,272 290,500	22,044 1,832,603
Stephen W. Delaney(9) Former Chief Executive Officer	2006 2005	687,500 750,000	— 461,813	— 189,396	— 1,250,000	5,457,275 141,570
James Rowan(8) Former Executive Vice President, Worldwide Operations	2006 2005	555,312 429,159	— 86,505	— 133,034	— 2,988,200	71,064 56,053

(1)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and annual incentive for any of the Named Executive Officers. Subject to the foregoing, the Named Executive Officers did not receive any other compensation that is not properly characterized as salary or annual incentive.

(2)
This column, formerly called "Bonus" in our previous Annual Reports on Form 20-F, has been renamed "Annual Incentive" to more appropriately reflect the nature of this aspect of the annual compensation.

(3)
All amounts in this column represent options or Performance Contingent Stock Options (PCOs). All options and PCOs for 2006 were granted on February 2, 2007 with an exercise price of U.S.$6.05 or C$7.10, which were the closing price of Celestica's subordinate voting shares on February 1, 2007 on the NYSE and TSX, respectively. Options vest over four years. PCOs vest over three years and are subject to performance conditions. The number of PCOs is shown at target performance. The number that will actually vest will vary from 0 to 200% of the target amount shown. See "— Compensation Philosophies — Mid-Term and Long-Term Incentives — Celestica's Long-Term Incentive Plan — Performance Contingent Stock Options."

(4)
Amounts shown represent Restricted Share Units (RSUs) and Performance Share Units (PSUs) issued under the Celestica Long-Term Incentive Plan or the Celestica Share Unit Plan, valued as of the grant date. See "— Celestica's Long-Term Incentive Plan — Restricted Share Units." PSUs are subject to performance conditions and vest on completion of the performance period (typically three years). See "— Celestica's Long-Term Incentive Plan — Performance Share Units." The RSUs for 2006 were granted on February 2, 2007 and vest on December 1, 2009. The RSUs for 2005 were granted on January 31, 2006 and vest on December 1, 2008. The number of PSUs is shown in the table below at target performance. The number that will actually vest will vary from 0 to 200% of the target amount shown. The share price used to value the units granted on February 2, 2007 is U.S.$6.05, which was the closing price of Celestica's subordinate voting shares on the NYSE on February 1, 2007. Dividends or dividend equivalents are not paid on the PSUs or RSUs issued under the Long-Term Incentive Plan or Celestica Share Unit Plan.

(5)
The table below represents the number of share units granted for 2006 and the corresponding vesting dates:

Celestica's Mid-Term Incentive Plan Awards (granted on February 2, 2007)

			Performance Share Units
	Restricted Share Units				# Units for Release
Name	Units Granted	Release Date	Units Granted	Release Date	Minimum Performance	Target Performance	Maximum Performance
	(#)		(#)		(#)	(#)	(#)
Craig H. Muhlhauser	55,556	December 1, 2009	111,111	February 2, 2010	0	111,111	222,222
Anthony P. Puppi	0	—	0	—	—	—	—
John Peri	—	—	44,444	February 2, 2010	0	44,444	88,888
Rahul Suri	22,222	December 1, 2009	16,666	February 2, 2010	0	16,666	33,332
Stephen W. Delaney	—	—	0	—	—	—	—
James Rowan	0	—	0	—	—	—	—

The table below represents the aggregate number of units outstanding at target performance level for each of the Named Executive Officers, and the value of such units as at December 31, 2006 based on a share price of $7.81 (the closing price of our subordinate voting shares on the NYSE on December 29, 2006).

Performance/Restricted Share Units Outstanding as at December 31, 2006

Name	Type of Unit	Aggregate Number of Units	Value of Each Unit type at December 31, 2006	Total value as at December 31, 2006
		(#)	($)	($)
Craig H. Muhlhauser	RSU	128,000	999,680	1,491,710
	PSU	63,000	492,030
Anthony P. Puppi	RSU	237,600	1,855,656	2,487,095
	PSU	80,850	631,439
John Peri	RSU	23,500	183,535	382,690
	PSU	25,500	199,155
Rahul Suri	RSU	20,450	159,715	336,221
	PSU	22,600	176,506
Stephen W. Delaney	RSU	—	—	—
	PSU	—	—
James Rowan	RSU	100,000	781,000	1,132,450
	PSU	45,000	351,450
(6)
Represents amounts contributed to the U.S. Plan for Mr. Muhlhauser and amounts contributed under Celestica's defined contribution pension plans for Messrs. Peri, Rowan, Suri and Delaney (see "— Pension Plans"), Celestica's contributions to Celestica Employee Share Ownership Plan for Messrs. Muhlhauser, Puppi, Peri and Delaney (see "— Employee Share Ownership Plan"), and, in Mr. Suri's case, a retention bonus in 2005, in Mr. Peri's case, foreign assignment related payments that include housing expenses, and, in Mr. Delaney's case, severance entitlement, housing and travel costs and a tax equalization payment.

(7)
Mr. Muhlhauser joined Celestica on May 16, 2005, and was appointed Chief Executive Officer (CEO) on November 28, 2006. His 2005 salary was prorated. He is paid in U.S. dollars. Upon promotion, Mr. Muhlhauser's salary was increased to $750,000 and his 2006 salary was prorated.

(8)
Messrs. Puppi, Peri, Rowan and Suri were paid in Canadian dollars. Amounts shown are in U.S. dollars converted at a rate of C$1.1340 per U.S.$1.00 for 2006 and C$1.2115 per U.S.$1.00 for 2005.

(9)
On November 28, 2006, Mr. Muhlhauser replaced Mr. Delaney as CEO. Mr. Delaney had been the CEO since January 28, 2004. Mr. Delaney's salary was set in U.S. dollars; however, he was paid in Canadian dollars. An adjustment to reflect the exchange rate differentials was made on a quarterly basis to ensure his pay reflected the U.S. salary value.

Options Granted During Year Ended December 31, 2006 to Named Executive Officers

        The following table sets forth options, including PCOs, to purchase subordinate voting shares granted by us to the Named Executive Officers during the year ended December 31, 2006.

Name	Subordinate Voting Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2006(2)	Exercise Price		Market Value of Subordinate Voting Shares on the Date of Grant		Expiration Date
	(#)		($/share)		($/share)
Craig H. Muhlhauser	702,020	33%		$6.05		$6.05	February 2, 2017
Anthony P. Puppi	—	—		—		—	—
John Peri	121,212	6%	C$	7.10	C$	7.10	February 2, 2017
Rahul Suri	30,304	1%	C$	7.10	C$	7.10	February 2, 2017
Stephen W. Delaney	—	—		—		—	—
James Rowan	—	—		—		—	—

(1)
All amounts shown in this column represent options and PCOs. All options for 2006 were granted on February 2, 2007 with an exercise price of U.S.$6.05 or C$7.10 (being the closing share price of subordinate voting shares on the NYSE and TSX, respectively, on February 1, 2007, the date prior to the grant). Options vest over four years. All PCOs for 2006 were granted on February 2, 2007 with an exercise price of U.S.$6.05 or C$7.10 (being the closing share price of subordinate voting shares on February 1, 2007 on the NYSE and TSX, respectively). PCOs vest over three years (see "— Performance Contingent Stock Options"). The number of PCOs shown assumes vesting based on target (100%) performance. The actual number of PCOs that will vest will vary from 0 to 200% of the target number shown.

(2)
All amounts shown in this column are calculated using the target number.

Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2006 for Named Executive Officers

        The following table sets forth certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2006 and subordinate voting shares under option to the Named Executive Officers at December 31, 2006.

			Unexercised Options at December 31, 2006		Value of Unexercised in-the-Money Options at December 31, 2006(1)
	Subordinate Voting Shares Acquired on Exercise
		Aggregate Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Craig H. Muhlhauser	—	—	12,500	185,988	—	—
Anthony P. Puppi	39,816	191,117	340,880	321,980	—	—
John Peri	84,312	395,069	50,067	65,688	—	—
Rahul Suri	—	—	46,167	86,697	—	—
Stephen W. Delaney	—	—	290,000	703,792	—	—
James Rowan	—	—	20,000	166,069	—	—

(1)
Based on the closing price of the subordinate voting shares on the NYSE on December 29, 2006 of $7.81.

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

        The compensation of Celestica's executive officers is comprised of the following elements: base salary, short-term incentives (annual variable cash payments), mid-term incentives (performance and restricted share units), long-term incentives (regular and performance stock options) and benefits. The following chart summarizes each element of compensation:

Element	Form	Eligibility	Performance Period	Determination
Base Salary	Cash	All executives, up to and including the CEO	1 year	• Salary benchmarking at market median and individual performance determines pay level.
Annual Incentive	Cash	All executives, up to and including the CEO	1 year	• Various combinations of corporate and business units results, depending on position.
• Individual results.
• Performance relative to key competitors for SVP level and above.

Mid-Term Incentive	Restricted Share Units (RSUs)	All executives, up to and including the CEO	Typically 3 years, released at end of period	• Each RSU entitles the holder to receive one subordinate voting share of Celestica on the release date.
• Initial grant value is based on market median compensation and individual performance.
• Final value is based on the share price at time of release.
Mid-Term Incentive	Performance Share Units (PSUs)	All executives, up to and including the CEO	Typically 3 years, released at end of period	• Each PSU entitles the holder to receive one subordinate voting share of Celestica on the release date.
• Initial grant value is based on market median compensation and individual performance.
• Number of shares vested varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant.
• Final value is based on share price at time of release.
Long-Term Incentive	Stock Options	All executives, up to and including the CEO	Vest at a rate of 25% annually over the first four years with a 10-year term
• Initial grant value is based on market median compensation and individual performance.
• Final value is based on share price at time of exercise relative to the exercise price, which is the market price at the close of business on the day prior to the grant.

Long-Term Incentive	Performance Contingent Stock Options (PCOs)	Executive Vice Presidents and the CEO	Vest at a rate of 33 1/3% annually, subject to a performance multiplier, over the first 3 years and have a 10-year term
• Initial grant value is based on market median compensation and individual performance.
• Number of PCOs that vest varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant, subject to a "catch up" provision.
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

        At the executive levels, a high portion of the weighting includes "at risk" components which comprise an annual cash incentive and equity-based incentive awards. The variable portion of total compensation has the highest weighting at the most senior levels. Rewards are contingent on organizational performance and ensure a strong alignment with shareholder interests. The average weighting of compensation elements is set out in the following chart:

	Base Salary	Annual Incentive	Equity
CEO	20%	20%	60%
Executive Vice Presidents	25%	20%	55%
Senior Vice Presidents	35%	15%	50%
Vice Presidents	50%	15%	35%

Base Salary

        Base salaries are established by taking into account individual performance and experience, level of responsibility and competitive pay practices through market median benchmarking. Base salaries are reviewed annually and adjusted, as appropriate. Although base salaries are not directly linked to corporate performance, Celestica considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments. The Compensation Committee reviews and recommends to the Board individual salary increases for the CEO, as well as all Executive and Senior Vice Presidents.

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

        Results for these metrics determine the amount of the annual cash incentive. Each metric of the incentive plan is capped at a target level of achievement unless a profitability threshold is met. In 2006, overall corporate business results were below target.

        For those executives at the level of Senior Vice President and higher, the Compensation Committee reviews each executive's individual performance relative to business results, teamwork and the executive's key accomplishments. This assessment is factored into the executive's actual award and can increase or decrease the value of the incentive award.

        The Compensation Committee also evaluates the Corporation's performance for the year relative to that of the EMS Competitors. This evaluation is based on performance metrics relating to ROIC and adjusted earnings per share (EPS) but is ultimately within the Committee's discretion. In 2006, Celestica's performance relative to that of the EMS Competitors would have resulted in a relative performance factor of 25% based on the ROIC and adjusted EPS metrics. In 2006, annual incentive payments to most executives were substantially below target. The average senior executive payment was less than 10% of the target annual incentive amount.

Celestica Team Incentive Plan

        Any executives not participating in the Executive Team Incentive Plan and most non-executive employees participate in the Celestica Team Incentive Plan. Awards under this plan are based on corporate or business unit financial and customer results, as well as individual performance.

Mid-Term and Long-Term Incentives

        Celestica's mid-term and long-term equity based incentives for senior executives consist of performance share units (PSUs), restricted share units (RSUs), stock options, and performance contingent stock options (PCOs). The objectives of the mid-term and long-term equity-based incentive plans are to: align employee interests with those of our shareholders and incent appropriate behaviours for long-term performance; reward employees for their contribution to Celestica's success; and enable Celestica to attract and retain the qualified and experienced employees who are critical to our success.

        The equity mix varies by employee level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results.

        The Compensation Committee recommends to the Board of Directors for approval all awards under equity-based incentive plans for the CEO and the Executive and Senior Vice Presidents.

        Mid-term and long-term incentives to employees are issued under Celestica's Long-Term Incentive Plan (LTIP), which allows Celestica to satisfy its obligations by issuing shares from treasury, acquiring shares in the market or paying cash. Incentives are also issued under the Celestica Share Unit Plan (CSUP), which provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that Celestica may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the subordinate voting shares that may be issued under the terms of the CSUP. In determining the number of equity grants to be made in a given year, Celestica targets a maximum level for both burn rate and overhang after taking into account competitive practice with reference to a comparison group that includes its direct competitors. "Burn rate" refers to the number of shares reserved for issuance under equity plans in a given year relative to the total number of shares outstanding. "Overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding. Celestica is taking measurers to lower the overhang and burn rate and has considerably reduced the number of stock option grants it now awards. In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

        The following table shows the equity incentive mix for executives that has been approved for the 2006 annual grant.

Percentage of Equity-Based Compensation Granted in 2006

	Performance Share Units	Restricted Share Units	Performance Contingent Stock Options	Stock Options
CEO(1)	40%	20%	40%	0%
Executive Vice Presidents	40%	0%	40%	20%
Senior Vice Presidents	27%	43%	0%	30%
Vice Presidents	13%	55%	0%	32%

(1)
Excludes grants to Mr. Muhlhauser in respect of his promotion to CEO.

Celestica Long-Term Incentive Plan

        The LTIP is the only securities based compensation plan providing for the issuance of securities from treasury under which grants have been, and continue to be, made by Celestica since we were listed on the TSX. Under the LTIP, the Board of Directors of Celestica may at its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights (SARs) to eligible participants of Celestica and affiliated entities.

        Under the LTIP, up to 29,000,000 subordinate voting shares may be issued from treasury. The number of subordinate voting shares which may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, no more option grants under the LTIP will be made to directors. Under the LTIP, as of February 19, 2007, 1,908,395 subordinate voting shares have been issued from treasury and 12,192,626 subordinate voting shares are issuable under outstanding options. Also as of February 19, 2007, 27,091,605 subordinate voting shares are reserved for issuance from treasury under the LTIP. Celestica may also satisfy obligations under the LTIP by acquiring subordinate voting shares in the market. The LTIP limits the number of subordinate voting shares which may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose) and (b) issued within a one-year period to insiders pursuant to options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, each case to 10% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica. The LTIP also limits the number of subordinate voting shares which may be reserved for issuance to any one participant pursuant to options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to such person, to 5% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of Celestica.

        Options issued under the LTIP may be exercised during a period determined under the LTIP, which may not exceed 10 years. The LTIP also provides that, unless otherwise determined by the Board of Directors, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or our affiliated entities. The exercise price for options issued under the LTIP is the closing price of subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that Celestica may, at our discretion, make loans or provide guarantees for loans to assist participants to purchase subordinate voting shares upon the exercise of options or to assist the participants to pay any income tax liability upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. To date, Celestica has not provided any such loans or guarantees.

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the subordinate voting shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the weighted average price of our subordinate voting shares on the TSX during the period five trading days preceding the exercise date. Such amounts may also be payable by the issuance of subordinate voting shares. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

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

        The interests of any participant under the LTIP or in any option, SAR or performance unit are not transferable, subject to limited exceptions.

        The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors in its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee and approved by the Board of Directors.

        We adopted the LTIP on June 28, 1998. Under applicable TSX rules, shareholder approval of the establishment of the LTIP was not required at that time. In 2006, the TSX introduced new rules affecting stock option plans. The Board has amended the LTIP to reflect the introduction of these new rules.

        The TSX strongly advises that stock option plans have detailed provisions that outline the types of amendments that require shareholder approval and those a listed company can make without shareholder approval. Before the TSX changed its rules, shareholder approval was required for an amendment to a plan or option if the TSX considered the amendment to be material, in addition to those matters, if any, specified by the plan itself to require shareholder approval for amendments. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval. Under the new rules, if, by June 30, 2007, a plan does not have a detailed amendment provision, then every amendment to a plan or an entitlement granted under the plan after that date will require specific shareholder approval, even housekeeping amendments.

        The Board determined that it was advisable to amend the amendment provisions of the LTIP to expressly include certain matters required by the TSX and, in addition, certain additional matters where it was desirable to specify those matters, as requiring shareholder approval for amendments to the LTIP or entitlements granted under it. The amendments approved by the Board to the amendment provisions in the LTIP provide that approval of the holders of the voting shares by a majority of votes cast by shareholders present or represented by proxy at a meeting is required for the following amendments to the LTIP or entitlements granted under it:

  (a)
  increasing the maximum number of subordinate voting shares that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding option (including cancelling and, in conjunction therewith, regranting an option at a reduced exercise price);

  (c)
  extending the term of any outstanding option or stock appreciation right;

  (d)
  expanding the rights of participants to assign or transfer an option, stock appreciation right or performance unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting an option to have a term of more than 10 years from the grant date;

  (g)
  increasing or deleting the percentage limit on subordinate voting shares issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on subordinate voting shares reserved for issuance to any one person under the LTIP (being 5% of Celestica's total issued and outstanding subordinate voting shares);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.

        Examples of the types of changes to the LTIP or entitlements granted under it that the Board can make without approval of the shareholders pursuant to the amendments include, without limitation:

  (a)
  housekeeping changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for an option as long as the change does not permit Celestica to grant an option with a termination date of more than 10 years from the date of grant or extend an outstanding option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements other than those specified above as requiring approval of the shareholders.

        The LTIP continues to provide that the number of subordinate voting shares (a) reserved for issuance pursuant to the options or stock appreciation rights granted to insiders and (b) issued within any one-year period pursuant to options granted to insiders shall in each case not exceed 10% of the outstanding and issued multiple voting shares and subordinate voting shares, and, as noted above, pursuant to the amendments to the LTIP, these restrictions cannot be deleted or increased without shareholder approval.

        The TSX recognizes that many public companies have internal policies prohibiting certain employees from buying or selling the company's securities and, in some cases, from exercising stock options during specific periods. The times that these restricted employees are not permitted to trade in a company's securities are often called "blackout periods". The TSX notes trading restriction policies are an example of good corporate governance. Such policies assist in fostering compliance with legal requirements that prohibit trading in a public company's securities when individuals have material information about the company that has not been released to the public. A blackout period is designed to prevent a person from trading with the knowledge of inside information that is not yet available to other shareholders or investors.

        For example, a blackout period typically occurs during a specified period before and after the day that a company announces its quarterly or annual results. A blackout period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering, such as a merger or an acquisition.

        The TSX recognizes this may result in an unintended penalty to employees who are prohibited from exercising expiring options during a blackout period because of their company's internal trading policies. As a result, the TSX now permits companies to extend the term of options that would expire during a blackout period.

        We have had, for some time, such an insider trading policy, which provides for blackout periods of the type described above.

        As part of the amendments made by the Board, the LTIP was amended to reflect the greater flexibility permitted by the TSX in this regard, so that options granted under the LTIP expire on the termination date set for the option (no later than the 10th anniversary of the grant date) or, if that date occurs during a blackout period or within five (5) days of the end of such period, ten (10) business days after the blackout period.

        The TSX has conditionally approved the foregoing amendments, subject to shareholder approval at our next annual meeting.

Performance Share Units

        The use of PSUs allows us to link rewards for executives more closely with individual and corporate performance. PSUs are granted annually under the LTIP and the CSUP to employees at the Vice President level and above based on the recommendation of the CEO and subject to approval of the Board. The number of PSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. These grants convert into subordinate voting shares and are released in full at the end of the performance period (approximately three years).

  •
  The number of PSUs granted is determined based on consideration of individual performance.

  •
  The number of PSUs that vest is determined by Celestica's rank compared to our EMS Competitors on a return on capital performance metric.

  •
  High performance means units vest above the target level and results in an award above market median. Conversely, low performance will result in an award below market median or no award.

        The total number of PSUs granted for the 2006 annual grant to executives was 375,262. This represents a vesting level at 100%, which is the target compensation value for this grant. The number of PSUs that vest will range from 0 to 200% depending on our relative performance ranking.

Performance Vesting
PSU and PCO Vesting Schedule

Performance	Performance Multiplier
1st Ranked	200% of target
2nd Ranked	150% of target
3rd Ranked	100% of target
4th Ranked	50% of target
5th Ranked	0% of target

Restricted Share Units

        RSUs are granted annually under the LTIP and the CSUP to employees at the Vice President level and above based on the recommendation of the CEO and subject to approval of the Board. These grants are to be paid in the form of subordinate voting shares at the release date, which is approximately three years from the date of the grant. The number of RSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. Throughout the year, Celestica may grant RSUs for new hire or retention purposes.

        The total number of RSUs granted for the 2006 annual grant to executives was 666,528.

Stock Options

        Stock options are granted annually, under the LTIP, based on the recommendation of the CEO and subject to approval of the Board. Stock options vest 25% annually over four years.

        The total number of stock options granted to executives for the 2006 annual grant was 1,194,656, including a special grant to Mr. Muhlhauser upon his promotion to CEO. Throughout the year, Celestica may grant stock options for new hire or retention purposes.

Performance Contingent Stock Options

        PCOs provide the opportunity for significant gains for superior performance and reduced gain for lower performance. PCOs vest annually over three years.

        The number of PCOs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. PCOs are granted to the CEO and Executive Vice Presidents.

        The number of PCOs that vest each year is dependent on Celestica's performance on a return on capital measure relative to that of the EMS Competitors for the relevant year. A "catch up" provision applies such that PCOs that did not vest in a prior year due to performance will vest if, after year two or three, Celestica ranks first or second on its ROIC performance metric.

        High performance means PCOs vest at or above the target level and results in an award above market median compensation. Conversely, low performance will result in an award below market median or no award.

        The total number of PCOs granted to executives for the 2006 annual grant was 282,828. This represents a median vesting level of 100%, which is the target compensation value for this grant. The number of PCOs that vest will range from 0 to 200% depending on our relative performance ranking.

        In 2006, Celestica was ranked as "4" of "5" when compared against the EMS Competitors. This means only 50% of 33%, or 16.7%, of subordinate voting shares of PCOs that were granted in previous years vested in 2006 (33% of subordinate voting shares vest annually at target achievement levels).

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

  Employee Share Purchase and Options Plans

        We have issued subordinate voting shares and have granted options to acquire subordinate voting shares for the benefit of certain of our employees and executives pursuant to the Employee Share Purchase and Options

Plans (ESPO Plans) which were in effect prior to our initial public offering. No further options or subordinate voting shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

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

        Upon the completion of our initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans were fully vested as of December 31, 2002. All subordinate voting shares acquired by employees under the ESPO Plans are held either by the employee or by HSBC Securities (Canada) Inc. in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

  Employee Share Ownership Plan

        The purpose of the Celestica Employee Share Ownership Plan (CESOP) is to enable eligible employees, including executive officers, to acquire subordinate voting shares, so as to encourage continued employee interest in the operation, growth and development of Celestica. Under the CESOP, an eligible participant may elect to contribute an amount, representing no more than 10% of their salary. We would contribute 25% of the amount of employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase subordinate voting shares on the open market.

  Executive Share Ownership

        We have share ownership guidelines for the CEO and Executive Vice Presidents. The guidelines provide that the CEO hold Celestica securities with a value equal to three times his or her base salary and each Executive Vice President hold Celestica securities with a value equal to two times his or her base salary. Each executive is expected to achieve the specified ownership within a period of five years following the later of: implementation of the guideline (January 26, 2005); date of hire; or promotion to a level subject to ownership guidelines. Compliance is reviewed annually on January 31. In assessing compliance, Celestica securities that are beneficially owned by the executive and all RSUs (vested and unvested) are included.

Benefits

        Health, dental, pension, life insurance and long-term disability programs are available for all employees. Celestica references the median level of benefits at similarly sized companies in the EMS industry.

Pension Plans

        Mr. Muhlhauser participates in the "U.S. Plan." The U.S. Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401 of the U.S. Internal Revenue Code of 1986, as amended. Under the U.S. Plan, participating employees may defer 100% of their pre-tax earnings, subject to any statutory limitations. Celestica may make contributions for the benefit of eligible employees. The U.S. Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third party fund managers.

        During the year ended December 31, 2006, Celestica contributed $6,600 to the U.S. Plan for the benefit of Mr. Muhlhauser. Except as described above, no other amounts were contributed or accrued by Celestica during the year ended December 31, 2006 for the purpose of providing pension, retirement or similar benefits for Mr. Muhlhauser.

        Messrs. Puppi, Peri and Suri participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits.

        Messrs. Peri and Suri participate only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% to 6.75% of salary and paid annual incentive based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 6.75% and 3.75% of annual salary and paid annual incentive on behalf of Messrs. Peri and Suri, respectively. In 2006, this amount equaled $32,612 and $22,044 for Messrs. Peri and Suri, respectively, and is included in the Summary Compensation Table under "All Other Compensation."

        Mr. Delaney also participated in the defined contribution portion of the Canadian Pension Plan and the Supplementary Plan prior to his departure on November 27, 2006, and at that time Celestica was contributing 3.75% of salary and paid bonus annually on his behalf. In 2006, this equaled $39,631.

        Mr. Rowan, who left Celestica on January 31, 2007, participated in an individual pension arrangement. Pension contributions were made on behalf of Mr. Rowan to an individual account held by Zurich Assurance Ltd. in the United Kingdom. During 2006, Celestica contributed $71,064 on behalf of Mr. Rowan.

        Mr. Puppi participates only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Canadian Pension Plan is of a modified career average design with benefits based on a three-year average of salary and paid annual incentive to December 31 of a designated base year (the "Base Year"). In 2006, the Base Year was updated to December 31, 2005 and may be updated from time to time until December 31, 2009. Benefits for the period from October 22, 1996 to December 31, 2005 are calculated by multiplying years of service by the sum of (i) 0.9% of the three year average of salary and paid annual incentive up to the yearly maximum pensionable earnings (YMPE) level and (ii) 1.45% of the three-year average of salary and paid annual incentive above the YMPE. Until the next Base Year update, benefits for each year after December 31, 2005 equals the sum of (i) 0.9% of that year's salary and paid annual incentive up to the YMPE level and (ii) 1.45% of the salary and paid annual incentive for that year above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

        The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Canadian Pension Plan Table(1)(2)

	Years of Service
Earnings Average	15	20	25	30+(3)	35
$100,000	19,000	26,000	32,000	38,000	38,000
$200,000	38,000	51,000	63,000	77,000	77,000
$300,000	57,000	77,000	95,000	115,000	115,000
$400,000	77,000	101,000	127,000	153,000	153,000
$500,000	95,000	127,000	159,000	190,000	190,000
$600,000	115,000	153,000	190,000	229,000	229,000
$700,000	134,000	178,000	223,000	267,000	267,000
$800,000	153,000	204,000	255,000	305,000	305,000
$900,000	172,000	229,000	287,000	344,000	344,000
$1,000,000	190,000	255,000	318,000	382,000	382,000

(1)
This table assumes total of retirement age and years of service is greater than or equal to 80.

(2)
All amounts are shown converted into U.S. dollars from Canadian dollars at an average daily exchange rate for 2006 of U.S.$1.00 = C$1.1340.

(3)
The maximum years of credited service for purposes of the Canadian Pension Plan is 30.

        As of December 31, 2006, Mr. Puppi currently has accrued 26.7 years of credited service, which entitles him to a total annual pension under the Canadian Pension Plan and the Supplemental Plan of C$370,500 payable on June 1, 2010. Retirement benefits are payable in the form of a single life annuity guaranteed for 10 years for members who are unmarried at retirement, and a 60% joint and survivor annuity for members who are married at retirement. Benefits are not subject to any deduction for social security or other offset amounts.

        During the year ended December 31, 2006, Celestica accrued an aggregate of $381,499 to provide pension benefits for Messrs. Puppi, Peri, Suri and Delaney pursuant to the Canadian Pension Plan. No other amounts were contributed or accrued by Celestica during the year ended December 31, 2006 for the purpose of providing pension, retirement or similar benefits for Messrs. Puppi, Peri and Suri.

        An additional pension contribution in the amount of $69,938 was contributed in respect of Mr. Delaney's severance arrangement.

Supplementary Disclosure on Pension Arrangements

        Pension benefits under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan are considered to be an integral part of the overall total compensation for certain executives, including Mr. Puppi the only Named Executive Officer who participates in the defined benefit portion. In considering the value of the pension benefits provided to the executives under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan, the Compensation Committee considers the annual pension service costs, the accrued liability associated with the pension and the annual pension that would be available to Mr. Puppi upon retirement. The following table illustrates changes in the accrued liability from December 31, 2005 to December 31, 2006, including the annual pension service cost for the 2006 fiscal year for Mr. Puppi, calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in our financial statements for the year ended December 31, 2006, in accordance with generally accepted accounting principles.

Supplemental Disclosure on Pension Arrangements

Name	Accrued Pension Liability at December 31, 2005(1)		2006 Service Cost(1)		Other Compensation- related change in Liability in 2006(2)		Other Change in Liability in 2006(3)		Accrued Pension Liability at December 31, 2006(1)
Anthony P. Puppi	C$	2,930,000	C$	74,000	C$	112,000	C$	1,361,000	C$	4,477,000

(1)
Pension service cost is the value of the projected pension earned for the year of service credited for the 2006 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to December 31, 2005 or December 31, 2006, as indicated. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in Celestica Inc.'s financial statements, in accordance with generally accepted accounting principles. These are estimated amounts based on these assumptions and may change over time. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. Allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings for projected future upgrades to the accrued pension. This method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(2)
The other compensation-related change in the obligation includes the impact of promotions and plan amendments or service awards above those already assumed to be granted in the calculation of the accrued pension liability.

(3)
Other changes in obligation include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels, and changes in actuarial assumptions. The most significant change for the 2006 fiscal year relates to a change in the retirement assumption in addition to changes in the applicable discount rate from 5.0% to 5.1% and the assumption relating to future earnings upgrades.

Employment Agreements

        As of December 31, 2006, the following Named Executive Officers had termination of employment and change of control arrangements with Celestica:

  Mr. Muhlhauser

        The terms of employment with Celestica for Mr. Mulhauser are governed by Celestica's Policy Guidelines on Employment Terms & Conditions for Executives (the "Executive Guidelines"). Upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control of Celestica, Mr. Mulhauser is entitled to a severance payment equal to three times his annual base salary and target annual incentive, subject to adjustment for factors including length of service, together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 target annual incentive for Mr. Mulhauser are as follows:

Base Salary and Target Annual Incentive

	2006 Base Salary		2006 Target Annual Incentive

Mr. Muhlhauser	$750,000	(1)	$750,000

(1)
Mr. Muhlhauser's base salary increased from $550,000 to $750,000 upon his promotion to CEO on November 28, 2006.

        Under the Executive Guidelines, the pension and group benefits of Mr. Mulhauser discontinue on the date of termination. In addition, upon a change in control or upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control (a) all options granted to Mr. Mulhauser vest immediately, (b), the RSUs granted to him vest immediately and, (c) the PSUs granted to him vest immediately at target level of performance.

        Outside of the two-year period following a change in control of Celestica, upon termination without cause, Mr. Mulhauser is entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) there is no accelerated vesting of options,

RSUs and PSUs and (b) Celestica's obligations regarding severance payment is for a two-year period following termination.

        Mr. Mulhauser and Celestica are currently negotiating a new employment agreement, which will replace the Executive Guidelines currently governing his employment relationship.

  Mr. Puppi

        Mr. Puppi's employment agreement provides that he is entitled to certain severance benefits if, during a change in control period at Celestica (defined in his agreement as the period commencing on the date Celestica enters into a binding agreement for a change in control, announces an intention to effect a change in control or the board adopts a resolution that a change in control has occurred and ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period), he is terminated without cause or resigns for reasons specified in his agreement. The amount of the severance payment for him is equal to three times his annual base salary and annual target annual incentive, together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 annual target annual incentive for Mr. Puppi are as follows:

Base Salary and Target Annual Incentive

	2006 Base Salary	2006 Target Annual Incentive

Mr. Puppi	$714,286	$571,429

        In addition, his agreement provides (a) for a cash settlement to cover benefits that would otherwise be payable during the severance period, (b) for an additional credit for years of service up to June 1, 2010 under Celestica's Canada Pension Plan, and (c) that all unexercised ESPO options granted to him shall be exercisable until the earlier of a three year and thirty day period following his termination and the ESPO options' original expiry date.

        Upon a change in control or upon termination without cause during a change in control period or resignation for reasons specified in his agreement during a change in control period, (a) the options granted to Mr. Puppi vest immediately, (b) the PCOs and PSUs granted to him vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to him vest immediately.

        Outside a change in control period, upon termination without cause or resignation for reasons specified in his agreement, Mr. Puppi is entitled to payments and benefits that are substantially similar to those provided following termination during a change in control period, except that (a) there is no accelerated vesting of options, RSUs and PSUs, (b) there is no additional service credit under Celestica's Canada Pension Plan, and (c) our obligations regarding severance payments, the continuation of benefits plans and of contributions to or continuation of his pension and retirement plans is for a two-year period following termination.

  Mr. Suri

        Mr. Suri's employment agreement provides that he is entitled to certain severance benefits if, during a change in control period at Celestica (which is defined similarly as in Mr. Puppi's employment agreement and is described above), he is terminated without cause or resigns for reasons specified in his agreement. The amount of the severance payment for him is equal to three times his annual base salary and target annual incentive, together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 target annual incentive for Mr. Suri are as follows:

Base Salary and Target Annual Incentive

	2006 Base Salary	2006 Target Annual Incentive

Mr. Suri	$430,335	$215,168

        In addition, his agreement provides for (a) a cash settlement to cover benefits that would otherwise be payable during the severance period, and (b) the continuation of contributions to his pension and retirement plans until the third anniversary following his termination.

        Upon a change in control or upon termination without cause during a change in control period or resignation for reasons specified in his agreement during a change in control period, (a) the options granted to Mr. Suri vest immediately, (b) the PCOs and PSUs granted to him vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to him vest immediately.

        Outside a change in control period, upon termination without cause or resignation for reasons specified in his agreement, Mr. Suri is entitled to payments and benefits that are substantially similar to those provided following termination during a change in control period, except that (a) there is no accelerated vesting of options, RSUs and PSUs, and (b) our obligations regarding severance payments, the continuation of benefits plans and contributions to or continuation of his pension and retirement plans is for a two-year period following termination.

  Mr. Peri

        The terms of employment with Celestica for Mr. Peri are governed by the Executive Guidelines. Upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control of Celestica, Mr. Peri is entitled to a severance payment equal to two times his annual base salary and target annual incentive, subject to adjustment for factors including length of service together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 target annual incentive for Mr. Peri is as follows:

Base Salary and Target Annual Incentive

	2006 Base Salary	2006 Target Annual Incentive

Mr. Peri	$394,797	197,399

        Under the Executive Guidelines the pension and group benefits of Mr. Peri discontinue on the date of termination. In addition, upon a change in control or upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control (a) all options granted to Mr. Peri vest immediately, (b), the RSUs granted to him vest immediately and, (c) the PSUs granted to him vest immediately at target level of performance.

        Outside of the two-year period following a change in control of Celestica, upon termination without cause, Mr. Peri is entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that there is no accelerated vesting of options, RSUs and PSUs.

  Mr. Rowan

        Mr. Rowan's employment with Celestica terminated on January 31, 2007. He was entitled to receive payments and benefits in accordance with the Executive Guidelines.

  Mr. Delaney

        In accordance with Mr. Delaney's employment agreement, he was entitled to aggregate severance in the amount of $5,187,500, which is equivalent to 36 months of his base salary and target annual incentive, as well as the prorated portion of his 2006 target annual incentive. He also received the lump sum of the net present value of the contributions to his pension and life insurance, medical and dental benefit plans that would have been otherwise payable to him during the three years following his departure, which amounts are $69,938 for his pension and $76,055 for his life insurance, medical and dental benefits. The total of cash payments for all severance related amounts paid to Mr. Delaney was $5,333,493.

        Mr. Delaney was paid his severance entitlement in December, 2006.

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

Board Committees

        The Board of Directors has established four standing committees, each with a specific mandate: the Executive Committee, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. All of these committees are composed of independent directors.

  Executive Committee

        The members of the Executive Committee are Mr. Crandall and Mr. Etherington, both of whom are independent directors. The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board of Directors. The Committee reviews such matters and makes such recommendations thereon to the Board of Directors as it considers appropriate, including matters designated by the Board of Directors as requiring Committee review. Members of the Committee also meet approximately once a month on an informal basis to review and stay informed about current business issues. The Board of Directors is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. No decision of the Committee shall be effective until it is approved or ratified by the Board of Directors.

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

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. Etherington, Mr. Szuluk and Mr. Tapscott, all of whom are independent directors. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; review annually, and submit to the Board of Directors for approval, the elements of our annual, mid term and long-term incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; review and recommend to the Board of Directors the compensation of the CEO based on the Board of Directors' assessment of the annual performance of the CEO; review and recommend to the Board of Directors the compensation of our most senior executives; review our succession plans for key executive positions; and review and approve material changes to our organizational structure and human resource policies.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love and Mr. Tapscott, all of whom are independent directors. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the CEO relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.    Employees

        Celestica has over 42,000 permanent and temporary (contract) employees worldwide as at December 31, 2006. The following table sets forth information concerning our employees by geographic location:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2004	14,000	6,500	25,500
December 31, 2005	15,000	6,000	26,000
December 31, 2006	12,000	5,000	25,000

        As at December 31, 2006, approximately 9,000 temporary (contract) employees were engaged by Celestica worldwide. During the year ended December 31, 2006, approximately 2,600 employees were terminated as a result of restructuring actions announced during the year. See note 11 to the Consolidated Financial Statements in Item 18 for further information on the restructurings.

        The number of employees in the Americas at December 31, 2006 has decreased from the prior year due to the downsizing or closure of some of our higher-cost American facilities and from a reduction in our temporary workforce in Mexico, both in response to volume reductions.

        Certain information concerning employees is set forth in Item 4, "Information on the Company — Business Overview — Human Resources."

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 19, 2007 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(3)	145,000 SVS	*	*	*
William E. Etherington(4)	42,500 SVS	*	*	*
Richard S. Love(5)	63,750 SVS	*	*	*
Anthony Melman(6)(7)(8)(9)	450,000 SVS	*	*	*
Gerald W. Schwartz(6)(10)	29,637,316 MVS	100.0%	13.0%	78.9%
	2,356,105 SVS	1.2%	1.0%	*
Charles W. Szuluk(11)	23,915 SVS	*	*	*
Don Tapscott(12)	116,200 SVS	*	*	*
Craig H. Muhlhauser	47,087 SVS	*	*	*
Anthony P. Puppi	530,812 SVS	*	*	*
John Peri	112,136 SVS	*	*	*
Rahul Suri	57,549 SVS	*	*	*
Stephen W. Delaney	408,352 SVS	*	*	*

James Rowan	153,898 SVS	*	*	*
All directors and executive officers as a group (26 persons, including above)(13)	29,637,316 MVS	100.0%	13.0%	78.9%
	5,028,709 SVS	2.5%	2.2%	*
Total percentage of all equity shares and total percentage of voting power			15.2%	79.4%

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

(3)
Includes 125,000 subordinate voting shares subject to exercisable options.

(4)
Includes 32,500 subordinate voting shares subject to exercisable options.

(5)
Includes 58,750 subordinate voting shares subject to exercisable options.

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

(8)
Includes 274,588 subordinate voting shares owned by Onex which are subject to options granted to Dr. Melman pursuant to certain management investment plans of Onex.

(9)
Dr. Melman became subject to the shareholding requirement when he ceased being an employee of Onex on January 10, 2006.

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

(11)
Represents 22,500 subordinate voting shares subject to exercisable options.

(12)
Represents 110,500 subordinate voting shares subject to exercisable options.

(13)
Includes 2,032,640 subordinate voting shares subject to exercisable options.

        MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 19, 2007, approximately 2,400 persons held options to acquire an aggregate of approximately 13,500,000 subordinate voting shares. Most of these options were issued pursuant to the ESPO Plan and Long-Term Incentive Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to options outstanding as at February 19, 2007.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (19 persons in total)	13,500	$7.50	March 23, 1998	March 23, 2008
	304,936	$10.67-C$57.85	During 1999	January 1, 2009 to December 7, 2009
	38,750	$21.83-C$86.50	During 2000	October 13, 2010-December 5, 2010
	109,750	$10.40-$50.00	During 2001	April 20, 2011-October 31, 2011
	99,000	$41.89/C$66.06	December 4, 2001	December 4, 2011
	63,375	$13.10-C$23.29	During 2002	May 10, 2012-December 18, 2012
	292,000	$18.66/C$29.11	December 3, 2002	December 3, 2012
	13,625	$12.99-C$15.35	During 2003	February 11, 2013-April 18, 2013
	925,500	$17.15/C$22.75	January 31, 2004	January 31, 2014
	85,000	$16.43-C$24.92	During 2004	March 15, 2014-June 8, 2014
	455,300	$14.86-C$18.00	December 9, 2004	December 9, 2014
	165,000	$11.22-C$16.20	During 2005	January 10, 2015-October 5, 2015
	1,016,013	$10.00-C$11.43	January 31, 2006	January 31, 2016
	1,401,512	$6.05-C$7.10	February 2, 2007	February 2, 2017
Directors who are not Executive Officers	118,000	$8.75	July 31, 1998	July 31, 2008
	50,000	$23.41/C$34.50	July 7, 1999	July 7, 2009
	50,000	$48.69/C$72.60	July 6, 2000	July 6, 2010
	50,000	$44.23/C$66.78	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	42,500	$10.62	April 18, 2003	April 18, 2013
	27,500	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than IMS and MSL) (approximately 2,200 persons in total)	619,302	$5.00	April 8, 1997- December 4, 1997	April 8, 2007-December 4, 2007
	81,412	$7.50	March 23, 1998	March 23, 2008
	264,750	$8.75	July 3, 1998- July 7, 1998	July 3, 2008-July 7, 2008
	575,075	$13.69/C$40.63	During 1999	January 1, 2009-December 6, 2009
	348,550	$39.03/C$57.85	December 7, 1999	December 7, 2009
	59,400	$45.63-C$103.95	During 2000	January 10, 2010-November 6, 2010
	227,310	$56.19/C$86.50	December 5, 2000	December 5, 2010
	62,700	$24.91 -$54.00	During 2001	April 9, 2011-December 5, 2011
	404,020	$41.89/C$66.06	December 4, 2001	December 4, 2011
	82,700	$13.10-C$39.57	During 2002	May 8, 2012-December 10, 2012
	1,332,115	$18.66/C$29.11	December 3, 2002	December 3, 2012
	90,450	$10.62-C$18.63	During 2003	January 31, 2013-December 10, 2013
	1,283,156	$17.15/C$22.75	January 31, 2004	January 31, 2014
	178,275	$13.28-C$22.89	During 2004	February 6, 2014-November 5, 2014
	328,882	$14.86/C$18.00	December 9, 2004	December 9, 2014
	181,148	$9.71-C$16.90	During 2005	January 5, 2015-December 5, 2015
	497,654	$10.00/C$11.43	January 31, 2006	January 31, 2016
	86,438	$9.23/C$12.54	During 2006	February 6, 2016-December 5, 2016
	906,948	$6.05/C$7.10	February 2, 2007	February 2, 2017
IMS Employees(1)	262,754	$3.75-$13.31	During 1997-1998	July 3, 2007-December 18, 2008
MSL Employees(2)	62,459	$10.67-$55.33	During 1997 to 1999	March 17, 2007 to December 1, 2009
	129,611	$8.37-$58.00	During 2000 and 2001	February 1, 2010-October 31, 2011
	111,771	$10.91-$15.31	During 2002 and 2003	February 4, 2012-September 8, 2013

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

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 19, 2007 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS." MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	29,637,316 MVS	100.0%	13.0%	78.9%
		2,167,361 SVS	1.1%	*	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	29,637,316 MVS	100.0%	13.0%	78.9%
		2,356,105 SVS	1.2%	1.0%	*
FMR Corp.(5)(6)	Direct and Indirect	18,162,260 SVS	9.1%	8.0%	1.9%
Phillips, Hager & North Investment Management Ltd.(7)(8)	Indirect	21,352,771 SVS	10.8%	9.4%	2.3%
Total percentage of all equity shares and total percentage of voting power				31.3%	83.3%

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

(2)
The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,553,533 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, and 160,492 subordinate voting shares directly or indirectly held by certain officers of Onex which Onex or such other person has the right to vote.
The share provisions provide "coat-tail" protection to the holders of the subordinate voting shares by providing that the multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares and the multiple voting shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex or (ii) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i)"Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii)"affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv)"control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation by such person. Onex, which owns all of the outstanding multiple voting shares, has entered into an agreement with ComputerShare Trust Company of Canada, as trustee for the benefit of the holders of the subordinate voting shares, that has the effect of preventing transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable provincial takeover bid legislation to which they would have been entitled in the event of a takeover bid for the multiple voting shares if the multiple voting shares had been subordinate voting shares.

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

(5)
The address of this shareholder is: 82 Devonshire Street, Boston, Massachusetts 02109.

(6)
This information reflects share ownership as of January 2007 and is taken from the Early Warning Report under Part 4 of National Instrument 62-103 filed by FMR Corp. with the Canadian securities regulators on February 12, 2007.

(7)
The address of this shareholder is: 200 Burrard Street, 20th Floor, Vancouver, British Columbia, Canada V6C 3N5.

(8)
This information reflects share ownership for the period ended January 31, 2007 and is taken from the Alternative Monthly Report under Part 4 of National Instrument 62-103 filed by Phillips, Hager & North Investment Management Ltd. with the Canadian securities regulators on February 8, 2007.

        Onex's ownership percentages have not changed significantly over the past four years, FMR Corp.'s ownership percentages has decreased over the past year (from 11.4% to 9.1%), Phillips, Hager & North Investment Management Ltd. has increased its ownership percentage over the past year (from 7.0% to 10.8%) and AllianceBernstein L.P. has decreased its ownership percentage over the past year (from 13.7% to below 5%).

Holders

        On February 19, 2007, there were approximately 1,900 holders of record of subordinate voting shares, of which 477 holders, holding approximately 52% of the outstanding subordinate voting shares, were resident in the United States and 411 holders, holding approximately 48% of the outstanding subordinate voting shares, were resident in Canada.

B.    Related Party Transactions

        Onex, which, directly or indirectly, owns all of the outstanding multiple voting shares, has entered into an agreement with Celestica and with ComputerShare Trust Company of Canada, as trustee for the benefit of the holders of the subordinate voting shares, to ensure that the holders of the subordinate voting shares will not be deprived of any rights under applicable Ontario provincial take-over bid legislation to which they would be entitled in the event of a take-over bid as if the multiple voting shares and subordinate voting shares were of a single class of shares.

        Certain information concerning other related party transactions is set forth in Items, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Result of Operations — Liquidity and Capital Resources — Related Party Transactions."

Indebtedness of Directors and Senior Officers

        As at February 19, 2007, no executive officer or member of the Board of Directors of Celestica was indebted to Celestica in connection with the purchase of subordinate voting shares or in connection with any other transaction. The last such arrangement was entered into in July 2000 and no further such arrangements are permitted. The aggregate indebtedness of all employees as of February 19, 2007 was approximately $50,000, none of which is related to the purchase of shares to Celestica.

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

Dividend Policy

        We have not declared or paid any dividends to our shareholders. We will retain earnings for general corporate purposes to promote future growth; as such, our Board of Directors does not anticipate paying any dividends for the foreseeable future. Our Board of Directors will review this policy from time to time, having regard to our financial condition, financing requirements and other relevant factors.

B.    Significant Changes

        None.

Item 9. The Offer and Listing

A.    Offer and Listing Details

Market Information

        The subordinate voting shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"). In the following tables, subordinate voting shares are referred to as "SVS."

  The annual high and low market prices for the five most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2002	$47.08	$9.89	544,198,500
Year ended December 31, 2003	20.29	9.55	392,558,600
Year ended December 31, 2004	21.15	12.25	334,246,600
Year ended December 31, 2005	14.65	9.26	221,567,700
Year ended December 31, 2006	12.02	7.68	189,612,500

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2002	C$	75.05	C$	15.78	328,786,676
Year ended December 31, 2003		27.98		13.50	339,281,662
Year ended December 31, 2004		27.84		15.47	266,103,490
Year ended December 31, 2005		14.66		9.29	183,773,547
Year ended December 31, 2006		13.93		8.90	183,891,193

  The high and low market prices for each full fiscal quarter for the two most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2005
First quarter	$14.11	$12.68	60,185,500
Second quarter	13.67	11.07	54,029,000
Third quarter	14.65	11.08	57,219,100
Fourth quarter	11.39	9.26	50,134,100
Year ended December 31, 2006
First quarter	$12.02	$9.90	42,452,900
Second quarter	11.90	8.48	48,270,700
Third quarter	10.88	7.87	44,940,500
Fourth quarter	11.97	7.68	53,948,400

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2005
First quarter	C$	14.25	C$	12.66	47,152,298
Second quarter		13.69		11.06	45,372,254
Third quarter		14.66		11.04	47,907,175
Fourth quarter		11.39		9.29	43,341,820
Year ended December 31, 2006
First quarter	C$	13.93	C$	11.18	29,024,108
Second quarter		13.68		9.46	31,864,270
Third quarter		12.14		8.90	36,604,108
Fourth quarter		13.71		8.92	86,398,707

  The high and low market prices for each month for the most recent six months

	NYSE
	High	Low	Volume
	(Price per SVS)
September 2006	$10.88	$9.57	17,328,800
October 2006	11.97	9.83	21,679,200
November 2006	9.77	9.10	11,568,100
December 2006	9.60	7.68	20,701,100
January 2007	8.01	5.96	14,838,900
February 2007	6.70	6.05	19,970,900

	TSX
	High		Low		Volume
	(Price per SVS)
September 2006	C$	12.14	C$	10.62	14,566,188
October 2006		13.71		11.02	36,885,520
November 2006		11.16		10.34	19,456,364
December 2006		11.05		8.92	30,056,823
January 2007		9.48		6.98	34,600,523
February 2007		7.73		7.10	42,007,920

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The subordinate voting shares are listed on the NYSE and the TSX.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expense of the Issue

        Not applicable.

Item 10. Additional Information

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange, the Canadian Securities Administrators, the New York Stock Exchange and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes Oxley Act of 2002. Today, we meet and often exceed not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. We are listed on the New York Stock Exchange and, although we are not required to comply with all of the New York Stock Exchange corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Celestica complies with the TSX rules. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. NYSE rules require approval of all equity compensation plans regardless of whether new issuances or treasury shares are used.

        We submitted a certificate of Stephen Delaney, our then current CEO, to the New York Stock Exchange in 2006 certifying that he was not aware of any violation by Celestica of its corporate governance listing standards.

Corporate Social Responsibility

        We have a heritage of strong corporate citizenship. We uphold a set of corporate values that places an importance on corporate social responsibility, including environmental protection, the respectful and fair treatment of employees, health and safety, ethics and corporate giving. We also uphold a business conduct governance policy globally, detailing the ethics and practices we consider necessary for a positive working environment, and the high legal and ethical standards to which our employees are held accountable. We also have a formal giving program — Celestica Giving.

        In 2004, along with OEMs including IBM, HP and Dell and several EMS peers, we co-developed the Electronics Industry Code of Conduct (EICC) outlining standards to ensure that: working conditions in the electronics industry supply chain are safe; workers are treated with respect and dignity; and manufacturing processes are environmentally responsible. We are currently working to implement the EICC globally, both internally and with our first tier suppliers.

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Incorporation

        Information regarding Celestica's memorandum and articles of incorporation is hereby incorporated by reference to this Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the SEC on March 21, 2006.

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

        This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 27, 2007, and Celestica's understanding of the current published administrative practices of the Canada Revenue Agency.

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

  Taxation of Dividends

        By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on subordinate voting shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividends will generally be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns at least 10% of the voting stock of Celestica. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., generally are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Celestica would not be required to withhold such tax from dividends paid or credited to such organization.

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian Tax Act) (other than treaty-protected property, as defined in the Canadian Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. Provided that they are listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which includes the TSX and NYSE), subordinate voting shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to Celestica or the subordinate voting shares are otherwise deemed by the Canadian Tax Act to be taxable Canadian property. Even if the subordinate voting shares are taxable Canadian property to a U.S. Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of February 1, 2007, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

  Taxation of Dividends Paid on Subordinate Voting Shares

        In the event that Celestica pays a dividend, and subject to the discussion of the passive foreign investment company (PFIC) rules below, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on subordinate voting shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Company's current or accumulated earnings and profits will be foreign source passive income ("passive category income" after 2006) for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the subordinate voting shares and, to the extent in excess of such basis, will be treated as capital gain.

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

        Individuals who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2011 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

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

        We believe that we will not be a PFIC for 2007. Based on our current business plan, we do not expect to become a PFIC in the foreseeable future. These conclusions rest, at least in part, on factual issues, including a determination as to value of assets and projections as to our revenue. We cannot assure you that our actual revenues, including our revenues for the remainder of 2007, will be as projected or that a determination as to non-PFIC status would not be challenged by the Internal Revenue Service. Moreover, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

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

        You may access other information about Celestica on our website at http://www.celestica.com.

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk in excess of amounts recognized in the balance sheets. The table below provides information about our foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2006, these contracts had a fair value unrealized loss of U.S.$0.4 million.

	Expected Maturity Date
								Fair Value Gain (Loss)
	2007	2008	2009	2010	2011	Thereafter	Total
Forward Exchange Agreements
Contract amount in millions
Receive C$/Pay U.S.$
Contract amount	$216.3	$15.9	—	—	—	—	$232.2	$(5.6)
Average exchange rate	$0.89	$0.89
Receive Mexican Pesos/Pay U.S.$
Contract amount	$79.7	—	—	—	—	—	$79.7	$1.1
Average exchange rate	$0.09
Receive Thai Baht/Pay U.S.$
Contract amount	$64.7	—	—	—	—	—	$64.7	$2.4
Average exchange rate	$0.03
Receive Singapore $/Pay U.S.$
Contract amount	$20.8	—	—	—	—	—	$20.8	$0.4
Average exchange rate	$0.64
Receive Czech Koruna/Pay U.S.$
Contract amount	$19.4	—	—	—	—	—	$19.4	$0.9
Average exchange rate	$0.05
Receive £/Pay U.S.$
Contract amount	$12.1	—	—	—	—	—	$12.1	$0.5
Average exchange rate	$1.88
Receive Euros/Pay U.S.$
Contract amount	$1.9	—	—	—	—	—	$1.9	$0.1
Average exchange rate	$1.31
Receive U.S.$/Pay Euros
Contract amount	$1.2	—	—	—	—	—	$1.2	$(0.2)
Average exchange rate	$1.11

Total	$416.1	$15.9	$—	$—	$—	$—	$432.0	$(0.4)

Interest Rate Risk

        Our existing debt is comprised of capital lease commitments amounting to $0.8 million. These capital lease commitments are not sensitive to changes in interest rates.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500.0 million due 2011, with a fixed interest rate of 7.875%. In connection with the notes offering, we entered into interest rate swap agreements which hedge the fair value of the 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million. The agreements are effective as of June 2004 and mature July 2011. The average interest rate on the 2011 Notes for 2006 was 8.2% (2005 — 6.4%), after reflecting the interest rate swap. As a result of entering into the interest rate swap agreements, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $5.0 million annually.

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

        The attestation report from our auditors KPMG LLP is set forth on page F-2 of our financial statements.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

        The Board of Directors has considered the extensive financial experience of Mr. Crandall and Mr. Etherington, including their respective experiences serving as the Chief Financial Officer of a large U.S. and/or Canadian organization, and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes Oxley Act of 2002.

        The Board of Directors also determined that Messrs. Crandall and Etherington are independent directors, as that term is defined in the NYSE listing standards.

Item 16B.    Code of Ethics

        The Board of Directors has adopted a Finance Code of Professional Conduct for Celestica's CEO, our senior finance officers, and all personnel in the finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

        The Finance Code of Professional Conduct and the Business Conduct Governance policy can be accessed electronically at http://www.celestica.com. Celestica will provide a copy of such policies free of charge to any person who so requests. Requests should be directed to clsir@celestica.com., by mail to Celestica Investor Relations, 12 Concorde Place, 5th Floor, Toronto, Ontario, M3C 3R8, or by telephone at 416-448-2211.

Item 16C.    Principal Accountant Fees and Service

        The external auditor is engaged to provide services pursuant to pre-approval policies and procedures established by the Audit Committee of Celestica's Board of Directors. The Audit Committee approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee approves any non-audit services provided by the auditor and considers whether these services are compatible with the external auditor's independence.

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2005 or 2006. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence. We also used other public accounting firms for consulting, business process re-engineering and other services for fees totaling $13.5 million in 2006 and $4.9 million in 2005.

Audit Fees

        KPMG billed $3.7 million in 2006 and $2.6 million in 2005 for audit services.

Audit-Related Fees

        KPMG billed $0.5 million in 2006 and $0.4 million in 2005 for audit-related services, primarily in connection with financial due diligence services for acquisitions and other non-statutory audits.

Tax Fees

        KPMG billed $0.7 million in 2006 and $0.8 million in 2005 for tax compliance, tax advice, tax planning services and tax due diligence services.

All Other Fees

        KPMG did not perform any other services for us.

Pre-approval Policies and Procedures Percentage of Services Approved by Audit Committee

        All KPMG services and fees are approved or pre-approved by the Audit Committee.

Percentage of Hours Expended on KPMG's engagement not performed by KPMG's full-time, permanent employees (if greater than 50%)

        N/A

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Bylaw No. 1	20-F	001-14832	May 22, 2001	1.8
1.11	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.12	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.13	Bylaw No. 4	20-F	001-14832	May 19, 2004	1.13
1.14	Bylaw No. A	20-F	001-14832	May 19, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1

2.3	Indenture, dated as of August 1, 2000, between Celestica Inc. and The Chase Manhattan Bank, as Trustee (including a form of the Outstanding Notes)	6-K	001-14832	August 9, 2000	99.1
2.4	Third Amended and Restated Revolving Term Credit Agreement, June 4, 2004, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, The Bank Of Nova Scotia, as Documentation Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders	6-K	001-14832	June 16, 2004	4.15
2.5	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11
2.6	First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 17, 2004	4.21
2.7	Second Supplemental Indenture, dated as of December 30, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	20-F	0001-14832	March 21, 2005	2.7
2.8	Third Supplemental Indenture, dated as of June 23, 2005, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6 K	0001 14832	June 20, 2005	4.22
4.	Certain Contracts:
4.1	Amended and Restated Management Services Agreement, dated as of July 1, 2003, among Celestica Inc., Celestica North America Inc. and Onex Corporation	F-4	333-110362	November 10, 2003	10.1
4.2	Stock Purchase Agreement, dated January 8, 2002, between NEC Corporation, NEC Miyagi, Ltd., NEC Yamanashi, Ltd., 1325091 Ontario Inc., and Celestica Inc.*	20-F	001-14832	April 21, 2003	3.8
4.3	Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited	F-4	333-110362	November 10, 2003	2.1

4.4	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Anthony P. Puppi	20-F	001-14832	March 21, 2005	4.8
4.5	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Peter J. Bar	20-F	001-14832	March 21, 2005	4.9
4.6	Executive Employment Agreement, dated as of October 22, 1996, between Celestica, Inc. and Lisa J. Colnett	20-F	001-14832	March 21, 2005	4.10
4.7	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	001-14832	March 21, 2005	4.11
4.8	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Paul Nicoletti	20-F	001-14832	March 21, 2005	4.13
4.9	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Rahul Suri	20-F	001-14832	March 21, 2005	4.15
4.10	Canadian Share Unit Plan	20-F	001-14832	March 21, 2005	4.16
4.11	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.12	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.13	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)**					X
15.1	Celestica Audit Committee Mandate	20-F	001-14832	March 21, 2006	15.1	X
15.2	Consent of KPMG LLP, Chartered Accountants

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
Date: March 20, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The management of Celestica Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to its management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, has issued an attestation report on management's assessment of the internal control over financial reporting.

February 14, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited management's assessment, included in the accompanying, "Management's report on internal control over financial reporting," that Celestica Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and U.S. generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 14, 2007 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada	/s/ KPMG LLP
February 14, 2007	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. (the "Company") as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 14, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Toronto, Canada	/s/ KPMG LLP
February 14, 2007	Chartered Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31
	2005	2006
Assets
Current assets:
Cash and short-term investments	$969.0	$803.7
Accounts receivable (note 2(e))	982.6	973.2
Inventories (note 2(f))	1,058.4	1,197.9
Prepaid and other assets	124.0	111.0
Income taxes recoverable	113.5	31.2
Deferred income taxes (note 12)	10.9	3.8

	3,258.4	3,120.8
Capital assets (note 4)	544.8	567.1
Goodwill from business combinations (note 5)	874.5	854.8
Intangible assets (note 5)	79.0	60.1
Other assets (note 6)	101.1	83.5

	$4,857.8	$4,686.3

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,153.3	$1,193.6
Accrued liabilities (notes 11 and 20(d))	492.1	487.9
Income taxes payable	119.9	42.7
Deferred income taxes (note 12)	4.5	1.1
Current portion of long-term debt (note 7)	0.5	0.6

	1,770.3	1,725.9
Long-term debt (note 7)	750.9	750.2
Accrued pension and post-employment benefits (note 14)	76.8	54.9
Deferred income taxes (note 12)	17.8	47.5
Other long-term liabilities	27.6	13.2

	2,643.4	2,591.7
Shareholders' equity	2,214.4	2,094.6

	$4,857.8	$4,686.3

Commitments, contingencies and guarantees (note 16).
Subsequent event (note 16).
Canadian and United States accounting policy differences (note 20).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2004	2005	2006
Revenue	$8,839.8	$8,471.0	$8,811.7
Cost of sales (note 11)	8,431.9	7,989.9	8,359.9

Gross profit	407.9	481.1	451.8
Selling, general and administrative expenses (SG&A)	331.6	296.9	285.6
Amortization of intangible assets (note 5)	34.6	28.4	27.0
Integration costs related to acquisitions (note 3)	3.1	0.6	0.9
Other charges (note 11)	603.2	130.9	211.8
Accretion of convertible debt (note 8)	17.6	7.6	—
Interest on long-term debt	18.7	48.4	67.1
Interest expense (income), net	1.0	(6.2)	(4.5)

Loss before income taxes	(601.9)	(25.5)	(136.1)
Income taxes expense (recovery) (note 12):
Current	17.6	36.9	(40.7)
Deferred	234.6	(15.6)	55.2

	252.2	21.3	14.5

Net loss	$(854.1)	$(46.8)	$(150.6)

Basic loss per share (note 10)	$(3.85)	$(0.21)	$(0.66)
Diluted loss per share (note 10)	$(3.85)	$(0.21)	$(0.66)
Shares used in computing per share amounts (in millions) (note 10):
Basic	222.1	226.2	227.2
Diluted	222.1	226.2	227.2
Net loss in accordance with U.S. GAAP (note 20)	$(867.5)	$(42.8)	$(149.3)
Basic loss per share, in accordance with U.S. GAAP (note 20)	$(3.91)	$(0.19)	$(0.66)
Diluted loss per share, in accordance with U.S. GAAP (note 20)	$(3.91)	$(0.19)	$(0.66)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Convertible Debt (note 8)	Capital Stock (note 9)	Warrants (note 9)	Contributed Surplus	Deficit	Foreign Currency Translation Adjustment	Total Shareholders' Equity
Balance — December 31, 2003	$395.2	$3,297.8	$—	$115.7	$(582.9)	$30.1	$3,255.9
Repurchase of convertible debt	(185.0)	—	—	—	(36.6)	—	(221.6)
Shares issued	—	261.3	—	15.2	—	—	276.5
Warrants issued	—	—	8.9	—	—	—	8.9
Stock-based costs (note 9)	—	—	—	11.7	—	—	11.7
Other	—	—	—	0.3	—	—	0.3
Foreign currency translation	—	—	—	—	—	11.2	11.2
Net loss for the year	—	—	—	—	(854.1)	—	(854.1)

Balance — December 31, 2004	210.2	3,559.1	8.9	142.9	(1,473.6)	41.3	2,488.8
Repurchase of convertible debt	(210.2)	—	—	—	(25.2)	—	(235.4)
Shares issued	—	8.0	—	—	—	—	8.0
Warrants cancelled	—	—	(0.5)	0.5	—	—	—
Stock-based costs (note 9)	—	—	—	21.1	—	—	21.1
Other	—	(4.8)	—	5.4	—	—	0.6
Foreign currency translation	—	—	—	—	—	(21.9)	(21.9)
Net loss for the year	—	—	—	—	(46.8)	—	(46.8)

Balance — December 31, 2005	—	3,562.3	8.4	169.9	(1,545.6)	19.4	2,214.4
Shares issued	—	14.3	—	—	—	—	14.3
Stock-based costs (note 9)	—	—	—	8.8	—	—	8.8
Other	—	—	—	0.6	—	—	0.6
Foreign currency translation	—	—	—	—	—	7.1	7.1
Net loss for the year	—	—	—	—	(150.6)	—	(150.6)

Balance — December 31, 2006	$—	$3,576.6	$8.4	$179.3	$(1,696.2)	$26.5	$2,094.6

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2004	2005	2006
Cash provided by (used in):
Operations:
Net loss	$(854.1)	$(46.8)	$(150.6)
Items not affecting cash:
Depreciation and amortization	207.7	152.7	134.2
Deferred income taxes	234.6	(15.6)	55.2
Accretion of convertible debt	17.6	7.6	—
Non-cash charge for option issuances	7.6	9.0	5.1
Restructuring charges	35.3	11.0	47.9
Other charges	482.4	(15.3)	34.6
Gain on settlement of principal component of convertible debt (note 8)	(32.9)	(13.9)	—
Inventory write-down related to restructuring	61.2	—	—
Other	1.9	14.5	1.9
Changes in non-cash working capital items:
Accounts receivable	(253.0)	42.0	(24.8)
Inventories	85.6	—	(172.0)
Prepaid and other assets	(12.9)	17.3	2.7
Income taxes recoverable	(50.0)	(24.4)	72.1
Accounts payable and accrued liabilities	(113.8)	51.2	108.0
Income taxes payable	43.6	29.0	(75.1)

Non-cash working capital changes	(300.5)	115.1	(89.1)

Cash provided by (used in) operations	(139.2)	218.3	39.2

Investing:
Acquisitions, net of cash acquired/indebtedness assumed (note 3)	(39.6)	(6.5)	(19.1)
Purchase of capital assets	(142.2)	(158.5)	(189.1)
Proceeds, net of cash divested from sale of operations or assets	101.3	50.9	1.0
Other	0.6	2.2	(0.7)

Cash used in investing activities	(79.9)	(111.9)	(207.9)

Financing:
Increase in long-term debt (note 7)	500.0	250.0	—
Long-term debt issue costs	(12.0)	(4.2)	—
Repayment of long-term debt	(41.1)	(3.4)	(0.6)
Deferred financing costs	(4.0)	(1.1)	—
Repurchase of convertible debt (note 8)	(299.7)	(352.0)	—
Issuance of share capital	14.6	8.0	5.3
Other	1.3	(3.5)	(1.3)

Cash provided by (used in) financing activities	159.1	(106.2)	3.4

Increase (decrease) in cash	(60.0)	0.2	(165.3)
Cash, beginning of year	1,028.8	968.8	969.0

Cash, end of year	$968.8	$969.0	$803.7

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 19).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars)

1.     NATURE OF BUSINESS:

        We operate a global manufacturing network with operations in Asia, the Americas and Europe. Our primary operations consist of providing a broad range of integrated services and solutions to our customers, including, design and engineering, manufacturing and systems integration, fulfillment and after-market services. Our customers are in the computing, communications, industrial and consumer markets.

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

(c)   Revenue:

        We derive most of our revenue from the sale of electronic equipment that we have built to customer specifications. We recognize revenue from product sales upon shipment, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, recoverability is reasonably assured, customer specified test criteria have been met, and the earnings process is complete. We have no further performance obligations other than our standard manufacturing warranty. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

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

        We also derive revenue from design, engineering and after-market services. We recognize services revenue for short-term contracts as we perform the services, and for long-term contracts on a percentage-of-completion basis.

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

        Accounts receivable are net of an allowance for doubtful accounts of $21.4 at December 31, 2006 (2005 — $21.1).

(f)    Inventories:

        We value our inventory on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes direct materials, labor and overhead. In determining the net realizable value, we consider factors such as shrinkage, the aging of and future demand for the inventory, contractual arrangements with customers, and our ability to redistribute inventory to other programs or return inventory to suppliers.

	2005	2006
Raw materials	$749.8	$751.2
Work in progress	143.2	150.8
Finished goods	165.4	295.9

	$1,058.4	$1,197.9

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

        Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from five years to seven years based on our experience and the extended use of these assets. As a result of this change in estimated useful life, depreciation expense included in cost of sales was lower by approximately $16 in 2006 and approximately $6 in 2005.

(h)   Goodwill from business combinations:

        We are required to evaluate goodwill annually or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering factors during the year, we conduct our goodwill assessment in the fourth quarter of the year to correspond with our planning cycle. We test impairment at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. We estimate the fair values of the reporting units using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, we have an impairment of goodwill. We measure impairment by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. In the fourth quarters of 2005 and 2006, we performed our annual goodwill assessment and determined that there was no impairment for 2005 or 2006. In the fourth quarter of 2004, we recorded an impairment charge. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates. See notes 5 and 11(c).

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

(j)    Impairment or disposal of long-lived assets:

        We review long-lived assets (comprised of capital and intangible assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering factors during the year, we conduct our long-lived assets assessment in the fourth quarter of the year to correspond with our planning cycle. We must classify assets as either held-for-use or available-for-sale. We recognize an impairment loss on an asset used when the carrying amount exceeds the projected undiscounted future net cash flows we expect from its use and disposal. We measure the loss as the amount by which the carrying amount exceeds its fair value, which we determine using discounted cash flows when quoted market prices are not available. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. For assets available-for-sale, we recognize an impairment loss when the carrying amount exceeds the fair value less costs to sell. We have recorded impairment charges in 2004, 2005 and 2006. See note 11(d).

(k)   Pension and non-pension post-employment benefits:

        We accrue our obligation under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, and expected healthcare costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, we value assets at fair value. We amortize past service costs arising from plan amendments on a straight-line basis over the average remaining service period of employees active at the date of amendment. We amortize actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year, over the average remaining service period of active employees. We measure plan assets and the accrued benefit obligations at December 31. The average remaining service period of active employees covered by the pension plans is 11 years for both 2005 and 2006. The average remaining service period of active employees covered by the other post-employment benefits plans is 19 years for both 2005 and 2006. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains against unrecognized losses and record any excess gains when the curtailment occurs and all curtailment losses in the period in which it is probable that a curtailment will occur. We record pension assets as other assets and pension liabilities as accrued pension and post-employment benefits.

(l)    Deferred financing costs:

        We defer the costs relating to long-term debt in other assets and amortize them over the term of the related debt or debt facilities.

(m)  Income taxes:

        We use the asset and liability method of accounting for income taxes. We recognize deferred income tax assets and liabilities for future income tax consequences that are attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We recognize the effect of changes in tax rates in the period of substantive enactment.

        We record an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision and net loss.

(n)   Foreign currency translation and hedging:

Foreign currency translation:

        The functional currency of the majority of our subsidiaries is the United States dollar. For such subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the year-end rate of exchange. We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and revenue and expenses at the average exchange rates prevailing during the month of the transaction. We record exchange gains or losses in our statements of operations.

        We translate the accounts of our self-sustaining foreign operations for which the functional currency is other than the U.S. dollar, into U.S. dollars using the current rate method. We translate assets and liabilities at the year-end rate of exchange, and revenue and expenses at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these foreign operations in the foreign currency translation adjustment account included as a separate component of shareholders' equity.

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

        We include gains and losses on hedges of firm commitments in the cost of the hedged transaction when they occur. We recognize gains and losses on hedges of forecasted transactions in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. We accrue foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts on the balance sheet as current assets or current liabilities and recognize gains or losses in the statements of operations, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. We amortize the forward premium or discount over the term of the forward contract. We recognize gains and losses on hedged forecasted transactions in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

        In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in our statements of operations.

Interest rate hedging:

        In connection with the issuance of our Senior Subordinated Notes (Notes) in June 2004, we entered into agreements to swap the fixed interest rate for a variable interest rate. We record the payments or receipts under the swap agreements as interest expense on long-term debt. See note 15.

(o)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2006 were $4.7 (2005 — $8.0; 2004 — $15.6). No amounts were capitalized.

(p)   Restructuring charges:

        We record restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. These restructuring charges, which include employee terminations and contractual lease obligations, are only recorded when we incur the liability and can measure its fair value. The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with the planned restructuring activities, including estimating future sublease income and the net recoverable amount of capital assets to be disposed of. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

(q)   Stock-based compensation and other stock-based payments:

        We account for employee stock options using the fair-value method of accounting. We recognize compensation expense over the vesting period, on a straight-line basis. See notes 9(c) and (d) outlining our stock-based compensation plans.

Stock-based compensation for employees eligible to retire before the vesting date:

        In July 2006, the CICA issued EIC-162, "Stock-based compensation for employees eligible to retire before the vesting date." The standard was effective for 2006 and prescribes that the stock-based compensation expense for employees that became eligible for retirement during the vesting period would be recognized over the period up to the eligible retirement date. If an employee is eligible for retirement on the grant date, the entire stock-based compensation expense would be recognized at the time of grant. The adoption of this standard did not have a material impact on our consolidated financial statements.

(r)   Asset retirement obligations:

        We record a liability for the estimated costs of retiring leasehold improvements at the maturity of the facility leases. We also capitalize these costs as a leasehold asset which we amortize into expense over the remaining life of the leases, on a straight-line basis. The facility leases expire between 2007 and 2022. At December 31, 2006, the amount of the estimated undiscounted cash flows to settle the liability is $6.8. We used a weighted average discount rate of 8.2% in calculating the liability.

        The following table details the changes in the leasehold retirement liability:

	2004	2005	2006
Balance January 1	$4.0	$5.9	$5.7
New obligations, net of adjustments	0.2	0.3	0.8
Retirement of obligations	—	(0.8)	(2.7)
Assumed on acquisitions	1.3	—	—
Accretion charges recorded in cost of sales	0.4	0.3	0.5

Balance December 31	$5.9	$5.7	$4.3

Conditional asset retirement obligations:

        In April 2006, we adopted EIC-159, "Conditional asset retirement obligations." The standard was effective for 2006 and clarified the timing of recognizing a liability for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the company. A liability must be recognized if the fair value of the obligation can be reasonably estimated. If sufficient information is not available at the time the liability is incurred, a liability should be recognized in the period in which sufficient information becomes available to estimate its fair value. The adoption of this standard did not have a material impact on our consolidated financial statements.

(s)   Recently issued accounting pronouncements:

Financial instruments:

        In January 2005, the CICA issued Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," and Section 3865, "Hedges." The new standards are effective for our first quarter of 2007 and require that we recognize all financial assets and liabilities on our consolidated balance sheet at fair value, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which will be carried at their amortized cost.

        All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value and changes in the fair value will be reported in operations unless they are effective cash flow hedging instruments. In a cash flow hedge, the change in fair value of the hedging derivative, to the extent effective, will be recorded in other comprehensive income/loss until the asset or liability being hedged is recognized in the consolidated statements of operations. Any hedge ineffectiveness will be recognized in operations immediately. In a fair value hedge, changes in the fair value of hedging derivatives will be offset in our consolidated statements of operations against the changes in the fair value of the asset, liability or cash flows being hedged.

        Other comprehensive income/loss will form part of our shareholders' equity. A new statement entitled "consolidated statements of comprehensive income/loss" will be added to our consolidated financial statements. Comprehensive income/loss is comprised of our net income/loss and other comprehensive income/loss. In addition to the changes in the fair market value of derivative instruments designated as cash flow hedges, unrealized foreign currency translation gains/losses arising from self-sustaining foreign operations will also be recorded under other comprehensive income/loss, net of tax. Subsequent releases from other comprehensive income/loss to operations will be dependent on when the hedged items designated under cash flow hedges are recognized in operations or upon de-recognition of the net investment in self-sustaining foreign operations.

        The transitional impact of recording all of our existing derivatives as of January 1, 2007 at fair value for our 2007 consolidated financial statements will be recognized in opening deficit and opening accumulated other comprehensive income/loss, as appropriate.

        We are currently determining the impact that these changes in accounting policy will have on our consolidated financial statements. We are not required to restate our prior results.

Accounting changes:

        In July 2006, the CICA revised Section 1506, "Accounting changes," which requires that voluntary changes in accounting policy can only be made if the change results in financial statements that provide reliable and more relevant information and that prior period errors are to be corrected retrospectively. The standard is effective for 2007 with early adoption permitted. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

3.     ACQUISITIONS AND DIVESTITURES:

        As part of the acquisition of Manufacturers' Services Limited (MSL) in 2004, we recorded liabilities for consolidating some of the acquired MSL sites. These liabilities are detailed in the chart below. We have completed the major components of these restructuring plans except for certain long-term lease and contractual obligations which will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand. We record the restructuring liability in accrued liabilities.

        Details of the activity through the MSL restructuring liability are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)

December 31, 2004	13.3	6.3	1.0	20.6
Adjustments	(0.5)	(0.2)	0.7	—
Cash payments	(2.2)	(3.9)	(1.3)	(7.4)

December 31, 2005	10.6	2.2	0.4	13.2
Adjustments	0.4	—	(0.4)	—
Cash payments	(11.0)	(0.7)	—	(11.7)

December 31, 2006	$—	$1.5	$—	$1.5

2005 Business combinations:

        In 2005, we completed the acquisitions of CoreSim Inc. (a design services company in Canada), Ramnish Electronics Private Limited (an EMS provider in India) and Displaytronix Inc. (a repair services company in the United States). The total aggregate cash purchase price for these acquisitions was $6.5, including indebtedness assumed. The final amounts allocated to goodwill and intangible assets, primarily intellectual property, arising from these acquisitions were $1.9 and $5.4, respectively.

2006 Asset acquisition:

        In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. for a cash purchase price of $19.1. Amortizable intangible assets arising from this acquisition were $7.6, primarily for customer relationships and contract intangibles.

2006 Divestiture:

        In June 2006, we sold our plastics business for net cash proceeds of $18.5. We reported our plastics business as part of our Asia reporting segment. We reported a loss on sale of $33.2 which we recorded as other charges (see note 11). This loss included $20.0 in goodwill allocated to the plastics business. As part of the sale agreement, we provided routine indemnities to the purchaser which management believes will not have a material adverse impact on our results of operations, financial position or liquidity.

Integration costs related to acquisitions:

        We incur integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.     CAPITAL ASSETS:

	2005
	Cost	Accumulated Amortization	Net Book Value
Land	$43.9	$—	$43.9
Buildings	219.5	36.2	183.3
Buildings/leasehold improvements	86.7	42.4	44.3
Office equipment	55.8	42.3	13.5
Machinery and equipment	706.2	518.6	187.6
Software	282.0	209.8	72.2

	$1,394.1	$849.3	$544.8

	2006
	Cost	Accumulated Amortization	Net Book Value
Land	$43.1	$—	$43.1
Buildings	188.6	33.4	155.2
Buildings/leasehold improvements	90.1	46.2	43.9
Office equipment	46.7	36.1	10.6
Machinery and equipment	743.7	498.9	244.8
Software	303.4	233.9	69.5

	$1,415.6	$848.5	$567.1

        As of December 31, 2006, we have $4.9 (2005 — $4.4) of assets that are available-for-sale, primarily land and buildings in all geographies as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

        Capital assets include $29.2 (2005 — $29.3) of assets under capital lease and accumulated amortization of $18.0 (2005 — $16.3) related thereto.

        Depreciation and rental expense for the year ended December 31, 2006 was $103.2 (2005 — $120.5; 2004 — $170.5) and $70.8 (2005 — $70.7; 2004 — $80.6), respectively.

5.     GOODWILL FROM BUSINESS COMBINATIONS AND INTANGIBLE ASSETS:

Goodwill from business combinations:

        The following table details the changes in goodwill by reporting segment:

	Asia	Americas	Europe	Total
Balance December 31, 2004	$872.9	$—	$—	$872.9
Acquisitions (a)	1.6	—	—	1.6

Balance December 31, 2005 (b)	874.5	—	—	874.5
Post-closing adjustment (a)	0.3	—	—	0.3
Divestitures (c)	(20.0)	—	—	(20.0)

Balance December 31, 2006 (b)	$854.8	$—	$—	$854.8

(a)
Goodwill changed during 2005 and 2006 due to acquisitions. See note 3.

(b)
During the fourth quarters of 2005 and 2006, we performed our annual goodwill impairment test for our identified reporting units and determined there was no impairment for 2005 and 2006 as the reporting units' fair values exceeded their carrying values.

(c)
In June 2006, we sold our plastics business which included goodwill of $20.0. See note 3.

Intangible assets:

	2005
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$133.5	$122.8	$10.7
Other intangible assets	199.9	131.6	68.3

	$333.4	$254.4	$79.0

	2006
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$133.6	$129.8	$3.8
Other intangible assets	204.3	148.0	56.3

	$337.9	$277.8	$60.1

        The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Total
Balance December 31, 2004	$13.8	$90.7	$104.5
Amortization	(7.3)	(21.1)	(28.4)
Acquisitions (i)	4.2	(0.7)	3.5
Impairment (ii)	—	(0.6)	(0.6)

Balance December 31, 2005	10.7	68.3	79.0
Amortization	(7.0)	(20.0)	(27.0)
Acquisitions (i)	0.1	8.8	8.9
Impairment (iii)	—	(0.8)	(0.8)

Balance December 31, 2006	$3.8	$56.3	$60.1

(i)
Intangible assets changed during 2005 and 2006 due to acquisitions. See note 3. In 2005, we reduced intangibles by $1.8 resulting from a decrease in the tax liabilities relating to previous acquisitions.

(ii)
As we finalized our 2006 plan, and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2005, we recorded an impairment charge totaling $0.6 to write-down other intangible assets in the Americas and Europe. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined on a discounted cash flow basis.

(iii)
In 2006, we recorded an impairment charge under restructuring of $0.8 to write-down other intangible assets in Europe. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined on a discounted cash flow basis. We did not identify any additional impairment to other intangibles as a result of our annual recoverability review of long-lived assets in the fourth quarter of 2006.

        Amortization expense is as follows:

	Year ended December 31
	2004	2005	2006
Amortization of intellectual property	$10.8	$7.3	$7.0
Amortization of other intangible assets	23.8	21.1	20.0

	$34.6	$28.4	$27.0

        We estimate our future amortization expense as follows, based on existing intangible asset balances:

2007	$20.9
2008	18.2
2009	10.2
2010	7.0
2011	3.8

$60.1

6.     OTHER ASSETS:

	2005	2006
Deferred income taxes (note 12)	$22.7	$1.8
Deferred pension (note 14)	55.5	64.6
Deferred financing fees	16.1	11.3
Other	6.8	5.8

	$101.1	$83.5

        Amortization of deferred financing costs for the year ended December 31, 2006 was $4.0 (2005 — $3.8; 2004 — $2.6).

7.     LONG-TERM DEBT:

	2005	2006
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	250.0	250.0
Capital lease obligations	1.4	0.8

	751.4	750.8
Less current portion	0.5	0.6

	$750.9	$750.2

(a)
We have a 364-day credit facility for $600.0 which matures in June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the year ended December 31, 2006 were $2.7.

The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that requires us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios at December 31, 2006, we are limited to approximately $60 of available debt incurrence. The available debt incurrence under the facility has been reduced by covenants relating to the two subordinated note issuances and outstanding letters of credit and guarantees. We were in compliance with all covenants at December 31, 2006.

We also have uncommitted bank overdraft facilities available for operating requirements which total $47.5 at December 31, 2006. There are no borrowings outstanding under these facilities.

(b)
In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. We incurred $12.0 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. We used a portion of these proceeds to repurchase LYONs in 2004. The 2011 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2011 Notes on July 1, 2008 or later at various premiums above face value.

In connection with the 2011 Notes offering, we entered into agreements to swap the fixed interest rate for a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 8.2% for 2006 (2005 — 6.4%).

(c)
In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0, and a fixed interest rate of 7.625%. We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. We used a portion of these proceeds to repurchase LYONs in 2005. The 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2013 Notes on July 1, 2009 or later at various premiums above face value.

        As at December 31, 2006, principal repayments due within each of the next five years on all long-term debt are as follows:

2007	$0.6
2008	0.2
2009	—
2010	—
2011	500.0
Thereafter	250.0

$750.8

8.     CONVERTIBLE DEBT:

        In August 2000, we issued LYONs with a principal amount at maturity of $1,813.6, payable August 1, 2020. We received gross proceeds of $862.9. No interest was payable on the LYONs. Pursuant to Canadian GAAP, the LYONs were bifurcated into a principal component and an option component. The principal component was recorded as debt and the option component was recorded as equity. The principal component was accreted over the 20-year term through periodic charges to expense. The LYONs could have been converted at the option of the holder into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. No LYONs were converted into subordinate voting shares. Holders had the right to require us to repurchase all, or a portion of their LYONs and we had the right to redeem the LYONs at any time on or after August 1, 2005.

        During 2004, we paid $299.7 to repurchase LYONs. During the third quarter of 2005, we repurchased the remaining outstanding LYONs for a total of $352.0 in cash. In 2005, we realized an accounting loss of approximately $11.3 on the repurchase, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. We recognized a $25.2 loss on the option component which we recorded in deficit and a $13.9 gain on the principal component which we recorded in other charges. See note 11(g).

        After the third quarter of 2005, we have not recorded any activity related to the LYONs.

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

(b)   Issued and outstanding:

Number of Shares (in millions)	SVS	MVS	Total SVS and MVS outstanding	Shares to be issued	Warrants
Balance December 31, 2004	185.9	39.1	225.0	0.5	1.1
Conversion of shares (i)	9.5	(9.5)	—	—	—
Other share issuances (ii)	1.0	—	1.0	—	—
Other (iii)	0.3	—	0.3	(0.5)	—

Balance December 31, 2005	196.7	29.6	226.3	—	1.1
Other share issuances (iv)	1.5	—	1.5	—	—

Balance December 31, 2006	198.2	29.6	227.8	—	1.1

Amount	SVS	MVS	Shares to be issued	Total SVS and MVS outstanding	Warrants
Balance December 31, 2004	$3,414.4	$138.8	$5.9	$3,559.1	$8.9
Conversion of shares (i)	33.4	(33.4)	—	—	—
Other share issuances (ii)	8.0	—	—	8.0	—
Other (iii)	1.1	—	(5.9)	(4.8)	(0.5)

Balance December 31, 2005	3,456.9	105.4	—	3,562.3	8.4
Other share issuances (iv)	14.3	—	—	14.3	—

Balance December 31, 2006	$3,471.2	$105.4	$—	$3,576.6	$8.4

2005 Capital transactions:

  (i)
  During 2005, our parent company which holds our outstanding MVS converted 9.5 million MVS into 9.5 million SVS.

  (ii)
  During 2005, we issued 1.0 million SVS as a result of the exercise of employee stock options for $8.0.

  (iii)
  During 2005, we issued 0.3 million reserved shares with an ascribed value of $1.1. We cancelled the remaining 0.2 million reserved shares with an ascribed value of $4.8. Certain warrants with an ascribed value of $0.5 were cancelled during 2005.

2006 Capital transactions:

  (iv)
  During 2006, we issued 1.0 million SVS as a result of the exercise of employee stock options for $5.3 and we issued 0.5 million SVS for $9.0 upon the vesting of restricted share units.

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

(iii)
Stock option exchange program:

        As part of restructuring our long-term incentive arrangements to provide a more effective program and to reduce the market overhang, we cancelled 6.8 million options during the third quarter of 2005 for an aggregate cost of $6.8 as part of an option exchange program. All employees, other than certain executives, were eligible to participate. Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered. We recorded compensation expense of $3.9 to cost of sales and $2.9 to SG&A in the third quarter of 2005. Future compensation expense was not impacted as all repurchased options were granted prior to January 1, 2003. We paid $5.6 in cash in the third quarter of 2005. The balance was accrued and will be paid out at the end of three years, in accordance with the plan.

        Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	22.8	$30.88
Issued on acquisition of MSL and granted in the year	7.7	$16.96
Exercised	(2.0)	$7.30
Cancelled	(2.8)	$30.71

Outstanding at December 31, 2004	25.7	$27.92
Granted	0.4	$12.43
Exercised	(1.3)	$5.31
Cancelled (including option exchange cancellations)	(10.3)	$45.86

Outstanding at December 31, 2005	14.5	$21.73
Granted	1.8	$9.96
Exercised	(1.0)	$5.60
Cancelled	(3.8)	$23.63

Outstanding at December 31, 2006	11.5	$20.62

Shares reserved for issuance upon exercise of stock options or awards (in millions)	28.8

        The following options were outstanding as at December 31, 2006:

Plan	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options
		(in millions)		(in millions)		(years)
ESPO	$5.00 - $7.50	0.8	$5.30	0.8	$5.30	0.4
LTIP	$8.75 - $14.90	3.1	$11.12	0.9	$11.49	7.5
	$15.08 - $17.11	0.9	$16.06	0.6	$16.11	5.1
	$17.15 - $18.46	1.3	$17.28	0.6	$17.39	6.1
	$18.66 - $20.38	2.0	$19.18	1.2	$18.97	6.1
	$21.38 - $32.40	1.2	$25.01	1.2	$25.06	3.8
	$33.96 - $89.20	1.5	$54.44	1.5	$54.44	2.1
MSL	$8.37 - $13.33	0.2	$12.10	0.2	$12.10	4.5
	$13.52 - $58.00	0.2	$24.15	0.2	$24.15	4.0
Other	$2.29 - $13.31	0.3	$8.42	0.3	$8.42	1.0

		11.5		7.5

        We have granted stock options and performance options as part of our LTIP. We have applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. Prior to January 1, 2003, we accounted for stock option awards using the settlement method and no compensation expense was recognized. For awards granted in 2002, we have disclosed the pro forma earnings and per share information as if we had accounted for employee stock options under the fair-value method. We are not required to apply the pro forma impact of awards granted prior to January 1, 2002.

        The estimated fair value of the options is amortized to expense over the vesting period of three to four years, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2004	2005	2006
Risk-free rate	3.1%	3.5% - 4.4%	4.5% - 5.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	56% - 70%	48% - 68%	34% - 65%
Expected option life (in years)	3.5 - 5.5	3.5 - 5.5	3.5 - 5.5
Weighted-average fair value of options granted	$9.66	$6.54	$5.55

        For the year ended December 31, 2006, we expensed $5.1 (2005 — $9.0; 2004 — $7.6) relating to the fair value of options granted after January 1, 2003.

        The pro forma disclosure relating to options granted in 2002 is as follows:

	Year ended December 31
	2004	2005	2006
Net loss as reported	$(854.1)	$(46.8)	$(150.6)
Deduct: Stock-based compensation costs using fair-value method	(7.9)	(7.4)	(4.1)

Pro forma net loss	$(862.0)	$(54.2)	$(154.7)

Loss per share:
Basic — as reported	$(3.85)	$(0.21)	$(0.66)
Basic — pro forma	$(3.88)	$(0.24)	$(0.68)
Diluted — as reported	$(3.85)	$(0.21)	$(0.66)
Diluted — pro forma	$(3.88)	$(0.24)	$(0.68)

(d)   Restricted share units and performance share units:

        We have granted restricted share units (RSUs) and performance share units (PSUs) as part of our LTIP and SUP. These grants generally entitle the holder to receive one SVS or, at our discretion, the cash equivalent of the market value of a share at the date of vesting. The grant date fair value of RSUs and PSUs is amortized to expense over the vesting period on a straight-line basis. The weighted-average grant date fair value of these share units for 2006 was $10.00 (2005 — $12.45; 2004 — $15.48). A total of $10.9 has been recognized in cost of sales and SG&A expenses in 2006 (2005 — $10.8; 2004 — $4.1) for RSUs and PSUs.

        The RSUs completely vest at the end of the term, which is generally three years. As at December 31, 2006, there were 2.1 million RSUs awarded and outstanding of which 0.1 million had vested. The PSUs vest at the end of the term, generally three years, to the extent that performance conditions have been met. As at December 31, 2006, 2.0 million PSUs were awarded and outstanding, and none were vested.

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

11.   OTHER CHARGES:

	Year ended December 31
	2004	2005	2006
2001 to 2004 restructuring (a)	$153.7	$20.8	$3.6
2005 and 2006 restructuring (b)	—	139.3	174.5

Total restructuring	153.7	160.1	178.1
Goodwill impairment (c)	288.0	—	—
Long-lived asset impairment (d)	99.3	1.6	1.4
Other (e)	116.8	(13.8)	(0.9)
Loss (gain) on sale of assets or operations (f)	(12.0)	—	33.2
Gain on repurchase of convertible debt (g)	(32.9)	(13.9)	—
Gain on sale of surplus land and building	(11.3)	(3.1)	—
Deferred financing costs (h)	1.6	—	—

Other charges	603.2	130.9	211.8
Inventory write-down related to one customer and the exiting of certain businesses, recorded in cost of sales (e) and (i)	61.2	—	—

Total	$664.4	$130.9	$211.8

(a)   2001 to 2004 restructuring:

        In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and telecommunications industries. In response to the prolonged difficult end-market conditions, we announced a second restructuring plan in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe. In January 2003, we announced further reductions to our manufacturing capacity in Europe. In 2004, we announced plans to further restructure our operations to better align capacity with customers' requirements.

        These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees. Approximately 24,000 employees have been terminated under these plans. Approximately 70% of the employee terminations were in the Americas, 25% in Europe and 5% in Asia. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. We recorded non-cash charges to write-down certain long-lived assets (75% in Americas, 15% in Europe and 10% in Asia) which became impaired as a result of the rationalization of facilities.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision re: 2003	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Provision re: 2004	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(110.6)	(32.0)	(4.1)	(146.7)	—	—
Adjustments	2.7	2.2	0.3	5.2	1.4	6.6

December 31, 2004	34.6	41.0	5.0	80.6	323.4	871.0
Cash payments	(31.9)	(11.5)	(4.6)	(48.0)	—	—
Adjustments	8.7	6.2	0.6	15.5	5.3	20.8

December 31, 2005	11.4	35.7	1.0	48.1	328.7	891.8
Cash payments	(3.6)	(9.7)	—	(13.3)	—	—
Adjustments	0.3	3.3	—	3.6	—	3.6
Settlement (see 11(b)(i))	(7.7)	—	—	(7.7)	—	—

December 31, 2006	$0.4	$29.3	$1.0	$30.7	$328.7	$895.4

        We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand. The restructuring liability is recorded in accrued liabilities.

(b)   2005 and 2006 restructuring:

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions include facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels management requires to achieve sustainable profitability. We expected to complete these restructuring actions by the end of 2006. However, in light of our operating results and in the course of preparing our 2007 plan in the fourth quarter of 2006, we identified additional restructuring actions to improve our profitability. These restructuring actions include additional downsizing of workforces to reflect the volume reductions at certain facilities and reducing overhead costs. We estimate the additional restructuring charges to be between $60 and $80 and we expect to complete these actions by the end of 2007.

        As of December 31, 2006, we have recorded termination costs related to approximately 6,900 employees, primarily operations and plant employees. Approximately 4,400 of these employees have been terminated as of December 31, 2006 with the balance of the terminations to occur by the end of 2007. Approximately 65% of employee terminations are in the Americas and 35% in Europe. As of December 31, 2006, we recorded non-cash charges totaling $53.6, comprised of the loss on sale in Europe of $40.3 (see note 11(b)(i)) and the write-down of certain long-lived assets (65% in Europe, 30% in the Americas and 5% in Asia) which became impaired as a result of the rationalization of facilities.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	114.0	14.5	5.1	133.6	5.7	139.3
Cash payments	(74.7)	(1.2)	(4.4)	(80.3)	—	—

December 31, 2005	39.3	13.3	0.7	53.3	5.7	139.3
Provision	114.9	5.8	5.9	126.6	47.9	174.5
Cash payments	(86.2)	(7.0)	(6.1)	(99.3)	—	—
Settlement (see 11(b)(i))	(15.5)	—	—	(15.5)	—	—

December 31, 2006	$52.5	$12.1	$0.5	$65.1	$53.6	$313.8

        Included in the restructuring charges for 2006 is approximately $40 that relates to the additional restructuring actions initiated in the fourth quarter of 2006. Cash outlays are and will be funded from cash on hand. The restructuring liability is recorded in accrued liabilities.

  (i)
  In September 2006, we sold one of our production facilities in Europe to a third party as part of our restructuring program. We reported a total of $61.2 in other charges with respect to this facility, comprised of incremental employee termination and transaction closing costs totaling $20.9 and a non-cash loss of $40.3. The book value of net assets sold was $42.1. We received cash proceeds of $1.8 on closing, resulting in the non-cash loss on sale of $40.3. Included in the net assets sold was cash of $22.0. The purchaser agreed to retain all employees, thereby significantly reducing our contractual severance obligations. As part of the agreement, the purchaser assumed liabilities which we previously recorded as accruals for employee termination costs under the 2005 and 2006 restructuring plan of $15.5 and under our 2001 to 2004 restructuring plans of $7.7 (see note 11(a)).

    In connection with the sale, we provided indemnities to the purchaser which management believes will not have a material adverse impact on our operations, financial position or liquidity. We expect to finalize the post-closing adjustments by the end of the first quarter of 2007. We recorded $4.0 in prepaid and other assets representing cash received from the purchaser which we are holding in escrow.

Restructuring summary:

        We recorded restructuring charges totaling $160.1 in 2005 and $178.1 in 2006. The restructuring charges for 2006 include approximately $40 related to the additional restructuring actions initiated in the fourth quarter of 2006. We expect to incur further charges in 2007 of between $20 and $40 to complete these restructuring actions.

(c)   Goodwill impairment:

        In 2004, we recorded a non-cash charge of $288.0 in connection with our annual impairment assessment.

        In 2005 and 2006, we conducted our annual impairment assessment and determined there was no goodwill impairment.

(d)   Long-lived asset impairment:

        In 2004, we recorded a non-cash charge of $99.3, relating to the Americas (75%) and Europe (25%). We wrote down $30.7 of intangible assets, primarily customer relationships and contract intangibles, and recorded an impairment of $68.6 against capital assets.

        In 2005, we recorded a non-cash impairment charge of $1.6 against capital assets and customer relationship intangibles, principally on assets in the Americas and Europe.

        In 2006, we recorded a non-cash impairment charge of $1.4 against capital assets in the Americas.

(e)   Other:

        In the normal course of operations, we adjust our allowance for doubtful accounts for specific customer risks and credit factors. In the fourth quarter of 2004, we determined that additional provisions were required to reflect estimated recoverable amounts for accounts and notes receivable, inventory and non-cancelable purchase orders related to one of our customers, which had experienced a significant deterioration in its financial condition. We recorded incremental charges of $116.8 and $44.6 in the fourth quarter of 2004 in other charges and cost of sales, respectively, based on our best estimate of the net recoverable amounts. In the second quarter of 2005, this customer ceased operations and sold certain assets to a third party for cash. We recorded a recovery of $13.8 during the second quarter of 2005 and a recovery of $0.9 in the third quarter of 2006 to reflect additional amounts realized.

(f)    Loss (gain) on sale of assets or operations:

        In 2004, we sold certain assets relating to our power operations.

        In 2006, we sold our plastics operations. See note 3.

(g)   Gain on repurchase of convertible debt:

        We have recognized gains and losses on the repurchase of LYONs which we have apportioned between the principal and option components. We recorded the gains on the principal component in other charges and the losses on the option component, net of tax, in deficit. See note 8.

(h)   Deferred financing costs:

        In 2004, we cancelled one of our credit facilities and expensed related deferred financing costs of $1.6.

(i)    Inventory write-down relating to exiting businesses, recorded in cost of sales:

        In 2004, we restructured and exited certain service offerings resulting in a write-down of the related inventory of $16.6.

12.   INCOME TAXES:

	Year ended December 31
	2004	2005	2006
Loss before income tax:
Canadian operations	$(165.3)	$(171.9)	$(91.5)
Foreign operations	(436.6)	146.4	(44.6)

	$(601.9)	$(25.5)	$(136.1)

Current income tax expense (recovery):
Canadian operations	$10.9	$(11.5)	$(1.2)
Foreign operations	6.7	48.4	(39.5)

	$17.6	$36.9	$(40.7)

Deferred income tax expense (recovery):
Canadian operations	$(13.7)	$(5.7)	$57.8
Foreign operations	248.3	(9.9)	(2.6)

	$234.6	$(15.6)	$55.2

        The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2004	2005	2006
Combined Canadian federal and provincial income tax rate	36.1%	36.1%	36.1%
Income tax recovery based on loss before income taxes at statutory rate	$(217.3)	$(9.2)	$(49.1)
Decrease (increase) to income tax recovery resulting from:
Manufacturing and processing deduction	1.4	3.6	1.6
Foreign (income) losses taxed at lower rates	34.6	(65.8)	(50.2)
Amortization and write-down of non-deductible goodwill and intangible assets	102.9	—	—
Foreign exchange on Canadian loans	—	—	73.5
Other, including non-taxable and non-deductible items	38.4	69.6	6.2
Change in valuation allowance	292.2	23.1	32.5

Income tax expense	$252.2	$21.3	$14.5

        Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following:

	December 31
	2005	2006
Deferred income tax assets:
Income tax effect of operating losses carried forward	$468.1	$520.4
Accounting provisions not currently deductible	71.7	61.1
Capital, intangible and other assets	50.3	55.5
Share issue and debt issue costs	1.5	0.4
Restructuring accruals	38.4	14.5

	630.0	651.9
Valuation allowance	(533.0)	(565.5)

	97.0	86.4

Deferred income tax liabilities:
Deferred pension asset	(18.4)	(12.5)
Unrealized foreign exchange gains	(41.6)	(116.9)
Other	(25.7)	—

	(85.7)	(129.4)

Deferred income tax asset (liability), net	$11.3	$(43.0)

        In certain jurisdictions, we currently have significant operating losses and other deductible temporary differences which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $565.5 is required in respect of our deferred income tax assets as at December 31, 2006 (2005 — $533.0).

        In 2004, we established a valuation allowance for most of the remaining deferred income tax assets in the United States and Europe. We expect to record a full valuation allowance on future net deferred income tax assets arising in these jurisdictions until a sustainable level of taxable income is reached. In previous reporting periods, we provided valuation allowances for future tax benefits resulting from net operating loss carry-forwards and for certain other deductible temporary differences where we believed the realization of these future tax benefits was in doubt. We had believed it was more likely than not that the remaining net deferred income tax assets would be realized principally based upon forecasted taxable income, generally within the net operating loss carry-forward period. We identified significant developments which we considered in determining our valuation allowance, including the necessity for further restructuring actions to attain profitability and the continued transfer of major customer programs from higher-cost to lower-cost geographies.

        In 2006, we recorded net deferred income tax liabilities relating to net unrealized foreign exchange gains in Canada. We determined during the fourth quarter of 2006 that certain foreign exchange losses accrued on Canadian assets may not be available to offset the unrealized foreign exchange gains accrued on Canadian liabilities. This was due to the potential timing of realization of foreign exchange gains and losses and/or potential challenges that, more likely than not, would result in a lack of availability of the unrealized foreign exchange losses to offset the unrealized foreign exchange gains.

        The aggregate amount of undistributed earnings of our foreign subsidiaries, for which no deferred income tax liability has been recorded, is approximately $809.1 as at December 31, 2006 (2005 — $684.1). We intend to indefinitely re-invest income in these foreign subsidiaries.

        We have been granted tax incentives, including tax holidays, for our Czech Republic, China, Malaysia, Thailand, Philippines and Singapore subsidiaries. The tax benefit arising from these incentives is approximately $41.2 or $0.18 diluted per share for 2006, $28.9 or $0.13 diluted per share for 2005, and $26.9 or $0.12 diluted per share for 2004. These tax incentives expire between 2009 and 2014, and are subject to certain conditions with which we expect to comply.

        As at December 31, 2006, we have operating loss carry forwards of $2,039.4. A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry	Amount
2007	$2.2
2008	6.9
2009	13.1
2010	335.7
2011	162.2
2012	41.0
2013 - 2026	933.1
Indefinite	545.2

$2,039.4

        See note 16 regarding income tax contingencies.

13.   RELATED PARTY TRANSACTIONS:

        In 2006, we expensed management-related fees of $1.0 (2005 — $1.6; 2004 — $0.7) charged by our parent company, based on the terms of a management agreement.

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

        We provide non-pension post-employment benefits (other benefit plans) to retired and terminated employees in Canada, the U.S., France, Mexico and Thailand. These benefits include one-time retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments. Contributions made by us to support ongoing plan obligations have been included in the deferred asset or liability accounts on the balance sheet. The most recent statutory pension actuarial valuations were completed using measurement dates as at April and December 2005. The measurement dates to be used for the next actuarial valuation for pensions will be April and December 2008.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payments. The most recent actuarial valuation for non-pension post-employment benefits was completed using a measurement date of October 2005. The measurement date for the next actuarial valuation for non-pension post-employment benefits will be January 2007. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        The measurement date used for the accounting valuation for pension and non-pension post-employment benefits is December 31, 2006.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 38%-49% investment in fixed income and 50%-70% investment in equities through mutual funds, and 4%-6% in real estate/other investments. We employ passive investment approaches in our pension plan asset management strategy. Our pension funds do not invest directly in equities or derivative instruments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds.

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2005	2006	2005	2006
Equities through mutual funds	$164.6	$195.5	51%	51%
Fixed income	146.8	164.3	45%	43%
Other	12.3	24.3	4%	6%

Total	$323.7	$384.1	100%	100%

        The following tables provide a summary of the estimated financial position of our pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2005	2006	2005	2006
Plan assets, beginning of year	$297.3	$323.7	$—	$—
Employer contributions	16.1	26.3	7.7	6.1
Actual return on assets	43.6	28.2	—	—
Voluntary employee contributions	0.8	0.5	0.5	—
Benefits paid	(21.1)	(18.6)	(8.2)	(6.1)
Acquisitions/divestitures	—	0.2	—	—
Foreign currency exchange rate changes	(13.0)	23.8	—	—

Plan assets, end of year	$323.7	$384.1	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2005	2006	2005	2006
Projected benefit obligations, beginning of year	$359.9	$394.6	$77.8	$85.1
Service cost	5.8	5.9	7.3	4.5
Interest cost	18.1	19.2	3.3	3.5
Voluntary employee contributions	0.8	0.5	0.5	—
Actuarial losses	50.1	22.8	15.7	—
Plan amendments	—	—	(10.3)	—
Acquisitions/divestitures	—	0.6	0.1	(20.4)
Effect of curtailments	(0.1)	—	(0.4)	0.2
Benefits paid	(21.1)	(18.6)	(8.2)	(6.1)
Foreign currency exchange rate changes	(18.9)	31.7	(0.7)	0.3

Projected benefit obligations, end of year	$394.6	$456.7	$85.1	$67.1

Excess of projected benefit obligations over plan assets	$(70.9)	$(72.6)	$(85.1)	$(67.1)
Unrecognized actuarial losses	119.7	134.1	29.5	28.7
Unrecognized net transition obligation and prior service cost	(4.1)	(3.7)	(10.4)	(9.7)

Deferred (accrued) pension cost	$44.7	$57.8	$(66.0)	$(48.1)

        The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2005 and 2006:

	2005			2006
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefits	$(10.8)	$(66.0)	$(76.8)	$(6.8)	$(48.1)	$(54.9)
Deferred pension assets (note 6)	55.5	—	55.5	64.6	—	64.6

	$44.7	$(66.0)	$(21.3)	$57.8	$(48.1)	$9.7

  The following table outlines the net periodic benefit cost as follows:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2004	2005	2006	2004	2005	2006
Service cost	$6.9	$5.8	$5.9	$11.5	$7.3	$4.5
Interest cost	16.8	18.1	19.2	3.4	3.3	3.5
Expected return on assets	(16.8)	(17.8)	(19.5)	—	—	—
Net amortization of prior service cost	(0.5)	(0.2)	(0.1)	—	(0.4)	(0.8)
Net amortization of actuarial losses	5.9	6.3	8.0	0.4	0.7	1.1
Curtailment/settlement loss (gain)	3.7	1.4	2.1	(7.5)	(0.4)	0.6

	16.0	13.6	15.6	7.8	10.5	8.9
Defined contribution pension plan expense	18.2	17.9	20.1	—	—	—

Total expense for the year	$34.2	$31.5	$35.7	$7.8	$10.5	$8.9

        The following table outlines the actuarial assumption percentages as follows:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2004	2005	2006	2004	2005	2006
Weighted average discount rate for:
Projected benefit obligations	5.3	4.7	5.0	6.1	5.3	5.5
Net periodic benefit cost	5.5	5.3	4.7	6.4	6.1	5.3
Weighted average rate of compensation increase for:
Projected benefit obligations	3.4	3.4	3.5	4.0	3.5	3.6
Net periodic benefit cost	3.4	3.4	3.4	4.0	4.0	3.5
Weighted average expected long-term rate of return on plan assets for:
Net periodic benefit cost	6.5	6.2	5.7	—	—	—
Healthcare cost trend rate for:
Projected benefit obligations	—	—	—	10.0	9.3	8.0
Net periodic benefit cost	—	—	—	9.7	10.0	9.3
Estimated rate for the following 12-month net periodic benefit cost	—	—	—	10.0	9.3	8.0

        Assumed healthcare trend rates impact the amounts reported for healthcare plans. A one percentage-point change in the assumed healthcare trend rates has the following impact:

	Other Benefit Plans Year ended December 31
	2005	2006
1% Increase
Effect on projected benefit obligation	$9.4	$10.2
Effect on service cost and interest cost	1.1	1.0
1% Decrease
Effect on projected benefit obligation	(7.3)	(7.9)
Effect on service cost and interest cost	(0.8)	(0.7)

        The ultimate healthcare trend rate is estimated to steadily decline to 4.5% and is expected to be achieved in 2011.

        The weighted average discount rate is determined using publicly available rates for high yield corporate bonds and government bonds for each country where there is a pension or non-pension benefit plan.

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

        At December 31, 2006, we have supplemental retirement plans that have an accumulated benefit obligation of $26.2 and plan assets of $2.6. We also have a pension plan with an accumulated benefit obligation of $256.2 that is in excess of plan assets of $199.7.

        At December 31, 2006, the total accumulated benefit obligations for the pension plans was $450.5 and the projected benefit obligations for the non-pension post-employment benefit plans was $67.1.

        In 2006, we made contributions to the pension plans of $46.4, of which $20.1 was for defined contribution plans and $26.3 was for defined benefit plans. We may, from time to time, make voluntary contributions to the pension plans. In 2006, we made contributions to the non-pension post-employment benefit plans of $6.1 to fund benefit payments.

        The estimated future benefit payments for the next 10 years, which reflect expected future service, are as follows:

	Year	Pension Benefits	Other Benefits
Expected benefit payments:	2007	$18.2	$3.4
	2008	18.6	3.4
	2009	18.3	3.3
	2010	19.1	3.3
	2011	18.5	3.3
	2012 - 2016	96.8	17.7
Expected employer contributions:	2007	$29.5	$3.4

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

(c)
The fair values of the subordinated notes are estimated by discounting future cash flows at current interest rates.

        The carrying amounts and fair values of our financial instruments, where there are differences, are as follows:

	December 31, 2005		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign currency contracts — asset (liability)	$(0.3)	$6.9	$(0.2)	$(0.4)
Interest rate swaps — liability	—	(3.1)	—	(9.9)
Senior subordinated notes	750.0	751.9	750.0	738.1

Derivatives and hedging activities:

        We have entered into foreign currency contracts to hedge foreign currency risks relating to future cash flows. Our forward exchange contracts do not subject us to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the contracts are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

        In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements mature July 2011. Payments or receipts under the swap agreements are recorded in interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2006 was an unrealized loss of $9.9 (2005 — unrealized loss of $3.1).

        At December 31, 2006, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months
Canadian dollars	$232.2	$0.89	15
Mexican pesos	$79.7	$0.09	12
Thai baht	$64.7	$0.03	12
Singapore dollars	$20.8	$0.64	12
Czech korunas	$19.4	$0.05	12
British pounds sterling	$12.1	$1.88	7
Euros	$1.9	$1.31	1
Euros	$1.2	$1.11	6

        At December 31, 2006, the fair value of these contracts was an unrealized loss of $0.4 (2005 — unrealized gain of $6.9).

        We have not designated the forward contracts to trade $1.2 for Euros as a hedge, and have marked these contracts to market through the statement of operations.

Concentration of credit risk:

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

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2006, we have operating leases that require future payments as follows:

Operating Leases
2007	$43.1
2008	33.9
2009	27.0
2010	23.3
2011	18.2
Thereafter	46.0

        We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2006, these contingent liabilities amounted to $84.9 (2005 — $80.0).

        In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

        In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

        In 2007, securities class action litigation was commenced against us, and our former Chief Executive Officer and our current Chief Financial Officer, in the United States District Court of the Southern District of New York by individuals who claim they are purchasers of our stock, on behalf of themselves and other purchasers of our stock, during a specified time period. Plaintiffs allege violations of United States federal securities laws and seek unspecified damages and allege that during the purported class period we made statements concerning our actual and anticipated future financial results that allegedly failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. We believe that the allegations are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these matters.

        We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in favour of the company in the fourth quarter of 2006. We believe we have substantial defenses to the remaining asserted deficiencies and have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these remaining asserted deficiencies and any resulting proceedings and if these remaining asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

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

        During 2006, two customers individually comprised 10% of total revenue across all geographic segments. At December 31, 2006, no customers represented more than 10% of total accounts receivable.

18.   SEGMENTED INFORMATION:

        Our operations fall into one dominant industry segment, the electronics manufacturing services industry. We manage our operations, and accordingly determine our operating segments, on a geographic basis. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The performance of our geographic operating segments is monitored based on EBIAT (earnings before interest and accretion on convertible debt, amortization of intangible assets, option expense, option exchange costs, integration costs related to acquisitions, other charges and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Year ended December 31
	2004	2005	2006
Revenue
Asia	$3,557.2	$4,048.9	$4,630.5
Americas	3,765.5	3,090.5	3,130.1
Europe	1,815.3	1,510.2	1,237.9
Elimination of inter-segment revenue	(298.2)	(178.6)	(186.8)

	$8,839.8	$8,471.0	$8,811.7

	Year ended December 31
	2004	2005	2006
EBIAT
Asia	$121.0	$159.4	$211.3
Americas	22.1	54.4	(13.6)
Europe	2.0	(13.8)	(26.4)

	145.1	200.0	171.3
Net interest and accretion charges	(37.3)	(49.8)	(62.6)
Amortization of intangible assets	(34.6)	(28.4)	(27.0)
Option expense	(7.6)	(9.0)	(5.1)
Option exchange costs	—	(6.8)	—
Integration costs related to acquisitions	(3.1)	(0.6)	(0.9)
Other charges (note 11)	(664.4)	(130.9)	(211.8)

Loss before income taxes	$(601.9)	$(25.5)	$(136.1)

	Year ended December 31
	2004	2005	2006
Capital expenditures
Asia	$70.5	$68.1	$70.8
Americas	42.8	60.1	79.4
Europe	28.9	30.3	38.9

	$142.2	$158.5	$189.1

	As at December 31
	2005	2006
Total assets
Asia	$2,494.7	$2,615.7
Americas	1,574.2	1,448.6
Europe	788.9	622.0

	$4,857.8	$4,686.3

Capital assets
Asia	$255.9	$270.2
Americas	155.1	186.8
Europe	133.8	110.1

	$544.8	$567.1

        The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2004	2005	2006
Revenue
Thailand	15%	19%	20%
China	—	14%	19%
Mexico	—	—	15%
Canada	18%	14%	11%
United States	18%	13%	—

        The following table details our capital assets allocated among countries exceeding 10%:

	Year ended December 31
	2004	2005	2006
Capital Assets
China	11%	21%	20%
Canada	21%	20%	19%
Thailand	11%	11%	14%
Mexico	—	—	11%

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2004	2005	2006
Paid (recovered) during the year:
Interest (a)	$13.6	$40.6	$70.5
Taxes (b)	$9.9	$24.8	$(36.5)
Non-cash financing activities:
Shares issued for acquisition of MSL	$245.5	$—	$—
Options issued for acquisition of MSL	$15.2	$—	$—
Warrants issued for acquisition of MSL	$8.9	$—	$—

(a)
This includes interest paid on the 2011 and 2013 Senior Subordinated Notes. Interest on the Notes is payable in January and July of each year until maturity. See notes 7(b) and (c). The interest paid on the 2011 Notes reflects the amounts received or paid relating to the interest rate swap agreements.

(b)
Cash taxes paid is net of income taxes recovered during the year.

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

  Consolidated statements of operations:

        The following table reconciles net loss as reported in the accompanying consolidated statements of operations to net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31
	2004	2005	2006
Net loss in accordance with Canadian GAAP	$(854.1)	$(46.8)	$(150.6)
Impact of convertible debt for Canadian GAAP, net of tax (b)	(10.0)	(6.3)	—
Interest expense on convertible debt, net of tax (b)	(11.6)	(5.3)	—
Loss on repurchase of convertible debt, net of tax (b)	(5.3)	(2.2)	—
Deferred taxes on unrealized foreign exchange gains (b)	1.5	8.8	—
Other charges and amortization, net of tax (a) and (c)	4.4	—	—
Gain on foreign exchange contract, net of tax (e)	—	—	3.2
Stock-based compensation expense (h)	7.6	9.0	(1.9)

Net loss in accordance with U.S. GAAP	$(867.5)	$(42.8)	$(149.3)
Other comprehensive income (loss):
Net loss on derivatives designated as hedges, net of tax (f)	(13.3)	(19.5)	(4.8)
Minimum pension liability, net of tax (g)	(7.0)	(6.6)	(38.1)
Foreign currency translation adjustment	11.2	(21.9)	7.1

Comprehensive loss in accordance with U.S. GAAP	$(876.6)	$(90.8)	$(185.1)

        The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31
	2004	2005	2006
Loss attributable to common shareholders — basic and diluted	$(867.5)	$(42.8)	$(149.3)
Weighted average shares — basic (in millions)	222.1	226.2	227.2
Weighted average shares — diluted (in millions)(1)	222.1	226.2	227.2
Basic loss per share	$(3.91)	$(0.19)	$(0.66)
Diluted loss per share	$(3.91)	$(0.19)	$(0.66)

(1)
Excludes the effect of all options, warrants, and convertible debt as they are anti-dilutive due to the loss reported in the year. As of December 31, 2005, we had no convertible debt securities outstanding.

  The cumulative effect of these adjustments on our shareholders' equity is as follows:

	As at December 31
	2004	2005	2006
Shareholders' equity in accordance with Canadian GAAP	$2,488.8	$2,214.4	$2,094.6
Interest expense on convertible debt for U.S. GAAP, net of tax (b)	(83.8)	—	—
Convertible debt (b)	(210.2)	—	—
Accretion of convertible debt for Canadian GAAP, net of tax (b)	67.3	—	—
Loss on repurchase of convertible debt for Canadian GAAP (b)	10.7	—	—
Deferred taxes on unrealized foreign exchange gains (b)	(8.8)	—	—
Gain on repurchase of convertible debt for U.S. GAAP (b)	5.0	—	—
Gain on foreign exchange contract, net of tax (e)	12.1	12.1	15.3
Net gain (loss) on cash flow hedges (f)	23.8	4.3	(0.5)
Minimum pension liability, net of tax (g)	(47.3)	(53.9)	(92.0)
Recognition of funded status of benefit plans, net of tax (k)	—	—	(57.0)

Shareholders' equity in accordance with U.S. GAAP	$2,257.6	$2,176.9	$1,960.4

(a)
In 1998, we recorded the final settlement of an earn-out as expense for U.S. GAAP. For Canadian GAAP, we recorded this $2.0 earn-out as goodwill. In 2004, we wrote this goodwill off against earnings for Canadian GAAP and we added it back for U.S. GAAP through other charges in 2004.

(b)
Under Canadian GAAP, we bifurcated our LYONs into a principal component and an option component. We recorded the principal component as debt and the option component as equity. We recorded the accretion charges, amortization of debt issue costs, and gains and losses on repurchases relating to the principal component in the statements of operations. These charges are added back for U.S. GAAP. Under U.S. GAAP, we recorded the entire convertible debt as a long-term liability and, accordingly, have recorded the accretion charges and amortization of debt issue costs to interest expense of $5.3, net of tax of $3.0 (2004 — $11.6, net of tax of $6.5). In the third quarter of 2005, we repurchased the remaining outstanding LYONS. Under U.S. GAAP, we recorded a loss on repurchase of LYONs of $2.2, net of $1.2 in taxes (2004 — $5.3, net of $3.0 in taxes). In 2003, we recorded a deferred tax liability on the unrealized foreign exchange gains of $10.3 (2004 — $8.8) on the incremental debt component for U.S. GAAP. We reversed the outstanding deferred tax balance in 2005 as there were no LYONs remaining.

(c)
In 2002, we recorded impairment charges to write-down certain assets, primarily intangible assets, which were measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in additional charges in 2002. In 2004, we added back the remaining amortization of $2.4, net of tax of $0.6.

(d)
Accrued liabilities include $104.8 at December 31, 2006 (2005 — $93.5) relating to payroll and benefit accruals.

(e)
In 2001, we entered into a forward exchange contract to hedge the cash portion of the purchase price for one acquisition. This transaction did not qualify for hedge accounting treatment under SFAS No. 133, which specifically precludes hedges of forecasted business combinations. We had a gain on the exchange contract of $15.7, less tax of $3.6. We recorded a net gain of $12.1 in operations in 2001 for U.S. GAAP. For Canadian GAAP, we included the gain in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than U.S. GAAP. In 2006, we sold the plastics business that was part of the initial acquisition. This resulted in a portion of the gain being realized in operations under Canadian GAAP of $0.4. In 2006, we also reduced the deferred tax by $3.6 on the initial gain. As of December 31, 2006, the remaining gain on the foreign exchange contract is $15.3.

(f)
We enter into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. We document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies. We record changes in the spot value of foreign currency contracts that are designated effective and qualify as cash flow hedges of forecasted transactions in accumulated other comprehensive income and reclassify these into the same component of earnings in the same period the hedged transaction is recognized. At December 31, 2005, we recorded an asset of $4.3 ($7.2 less $2.9 in taxes) and a corresponding loss of $19.5 ($26.1 less $6.6 in taxes) to other comprehensive loss. At December 31, 2006, we recorded a liability of $0.5 (with no tax impact) and a corresponding loss of $4.8 ($7.7 less $2.9 in taxes) to other comprehensive loss. We expect that $0.3 of net pre-tax loss reported in accumulated other comprehensive loss will be reclassified into operations during 2007 for U.S. GAAP. Under Canadian GAAP, we do not mark to market our derivative instruments and the related off-balance sheet gains and losses are recognized in operations in the same period as the hedged transactions.

  In 2004, we entered into interest rate swap agreements to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate. Under U.S. GAAP, we recorded a liability of $9.9 (less $3.4 in taxes) as at December 31, 2006, representing the fair value of the swap agreements, and a corresponding loss to earnings. We also recorded an asset of $9.9 (less $3.4 in taxes) as at December 31, 2006, representing the incremental fair value of the 2011 Notes attributable to the risk being hedged, and a corresponding gain to earnings. There is no net impact to the statement of operations. Under Canadian GAAP, the interest rate swap agreements are not marked to market.

(g)
Under U.S. GAAP, we are required to record an additional minimum pension liability for our post-employment benefit plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. We charged other comprehensive loss with $38.1, including tax of $23.8 (2005 — $6.6, net of tax of $3.1; 2004 — $7.0, net of tax of $3.1). No such adjustments are required under Canadian GAAP.

Other disclosures required under U.S. GAAP:

(h)
Stock-based compensation:

  Effective January 1, 2006, we adopted SFAS No. 123(R) which revises SFAS No. 123, "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through their income statement. Prior to the adoption of SFAS No. 123(R), we accounted for forfeitures as they occurred. The new standard requires forfeitures to be estimated at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. We elected to apply the modified prospective transition method as permitted by SFAS No. 123(R) to account for stock option awards outstanding as at December 31, 2005. In accordance with this transition method, we have included in our U.S. GAAP results, the costs of options granted prior to December 31, 2005 that are unvested and outstanding as of December 31, 2005, using estimated forfeiture rates.

  As a result of adopting SFAS No. 123(R), we recorded an additional $1.9 to our U.S. GAAP compensation expense for 2006. Diluted net loss per share for 2006 was approximately $0.03 higher than if we continued to account for stock-based compensation under APB Opinion No. 25.

  We have applied the fair value method of accounting for awards granted subsequent to December 31, 2005. The fair value of options was determined using the Black-Scholes option pricing model on the grant date. We amortize the estimated fair value of options to expense over the vesting period, on a straight-line basis. The assumptions used in the Black-Scholes calculation are disclosed in note 9.

  As of December 31, 2006, we have total compensation costs relating to unvested stock option awards that have not yet been recognized of $11.2, net of estimated forfeitures. Compensation cost will be amortized on a straight-line basis over the remaining weighted-average period of approximately two years and will be adjusted for subsequent changes in estimated forfeitures.

  Prior to January 1, 2006, we measured compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for stock issued to employees," as permitted by SFAS No. 123. SFAS No. 123 also required the disclosure of pro forma information as if we had accounted for our employee stock options under the fair-value method prescribed by SFAS No. 123. We amortized the estimated fair value of options to expense over the vesting period, on a straight-line basis. We applied the Black-Scholes option pricing model to determine the fair value of options.

  The pro forma disclosure relating to options granted prior to January 1, 2006 for U.S. GAAP is as follows:

	Year ended December 31
	2004	2005
Net loss in accordance with U.S. GAAP, as reported	$(867.5)	$(42.8)
Deduct: Stock-based compensation costs using fair-value method	(93.7)	(56.6)

Pro forma net loss in accordance with U.S. GAAP	$(961.2)	$(99.4)

Loss per share:
Basic — as reported	$(3.91)	$(0.19)
Basic — pro forma	$(4.33)	$(0.44)
Diluted — as reported	$(3.91)	$(0.19)
Diluted — pro forma	$(4.33)	$(0.44)

  Under Canadian GAAP, we adopted the fair-value method of accounting for stock-based compensation in 2003 and recorded stock option expense of $9.0 in 2005 and $7.6 in 2004 which were added back for U.S. GAAP.

(i)
Accumulated other comprehensive income (loss):

	Year ended December 31
	2004	2005	2006
Opening balance of accumulated net gain on cash flow hedges	$37.1	$23.8	$4.3
Net loss on derivatives designated as hedges (f)	(13.3)	(19.5)	(4.8)

Closing balance	23.8	4.3	(0.5)
Opening balance of foreign currency translation account	30.1	41.3	19.4
Foreign currency translation gain (loss)	11.2	(21.9)	7.1

Closing balance	41.3	19.4	26.5
Opening balance of minimum pension liability	(40.3)	(47.3)	(53.9)
Minimum pension liability, net of tax (g)	(7.0)	(6.6)	(38.1)

Closing balance	(47.3)	(53.9)	(92.0)
Opening balance for recognition of funded status of benefit plans	—	—	—
Recognition of funded status of benefit plans, net of tax (k)	—	—	(57.0)

Closing balance	—	—	(57.0)

Accumulated other comprehensive income (loss)	$17.8	$(30.2)	$(123.0)

(j)
Warranty liability:

  We record a liability for future warranty costs based on management's best estimate of probable claims under our product or service warranties. The accrual is based on the terms of the warranty which vary by customer and product or service and historical experience. We regularly evaluate the appropriateness of the remaining accrual.

  The following table details the changes in the warranty liability:

	2004	2005	2006
Balance at January 1	$19.5	$20.0	$23.9
Accruals	3.9	7.7	4.0
Assumed on acquisition of MSL	1.6	—	—
Cash payments	(5.0)	(3.8)	(4.7)

Balance at December 31	$20.0	$23.9	$23.2

(k)
New United States accounting pronouncements:

  Effective 2006, we adopted SFAS No. 151, "Inventory costs, an amendment of ARB No. 43 chapter 4," for U.S. GAAP. This standard clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges. The standard also required an allocation of fixed production overhead based on normal production capacities. The adoption of this standard did not have a material impact on our U.S. GAAP results included in the note entitled "Canadian and United States accounting policy differences."

  In May 2005, FASB issued SFAS No. 154, "Accounting changes and error corrections," replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principles and changes required by new accounting standards where specific transition provisions are not included. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles. This standard also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The standard was effective for 2006. The adoption of this standard did not have a material impact on our U.S. GAAP results included in the note entitled "Canadian and United States accounting policy differences."

  In June 2006, FASB issued FIN 48, "Accounting for uncertainty in income taxes," which prescribes a recognition and measurement model for the accounting of uncertain tax positions taken or expected to be taken in a company's tax returns. FIN 48 also provides guidance for de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The standard is effective for 2007. We are currently assessing the impact of adopting this standard on our U.S. GAAP results included in the note entitled "Canadian and United States accounting policy differences."

  In 2006, we adopted SFAS No. 158, "Employers' accounting for defined benefit pension and other post-retirement benefit plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)." The standard requires the recognition of the funded status of pension and other post-retirement benefit plans on the balance sheet with the offset to accumulated other comprehensive income/loss. Changes to the funded status after initial adoption are recognized through comprehensive income/loss in the year of the change. As a result of adopting this standard, we have a net pension liability and have charged accumulated other comprehensive loss for $57.0 as at December 31, 2006. The estimated amounts that will be amortized from accumulated other comprehensive loss during 2007 are a loss of $0.2 in initial net asset obligation, a

  $1.0 gain in prior service costs, and a net loss of $5.8. There are no pension plan assets that are expected to be returned to us during 2007.

21.   COMPARATIVE INFORMATION:

        We have reclassified certain prior year information to conform to the current year's presentation.

QuickLinks

TABLE OF CONTENTS
PART I
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Director Fees Paid in 2006
Summary Compensation Table
Celestica's Mid-Term Incentive Plan Awards (granted on February 2, 2007)
Performance/Restricted Share Units Outstanding as at December 31, 2006
Percentage of Equity-Based Compensation Granted in 2006
Performance Vesting PSU and PCO Vesting Schedule
Canadian Pension Plan Table(1)(2)
Supplemental Disclosure on Pension Arrangements
Outstanding Options
PART II
PART III
SIGNATURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars)