Form 20-F
period 2007-12-31
CELESTICA INC
filed 2008-03-25
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2007
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

199,228,966 Subordinate Voting Shares	0 Preference Shares
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

Item 10.	Additional Information		84
	A.	Share Capital	85
	B.	Memorandum and Articles of Incorporation	85
	C.	Material Contracts	85
	D.	Exchange Controls	85
	E.	Taxation	86
	F.	Dividends and Paying Agents	91
	G.	Statement by Experts	91
	H.	Documents on Display	91
	I.	Subsidiary Information	91
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		92
Item 12.	Description of Securities Other than Equity Securities		93
PART II			93
Item 13.	Defaults, Dividend Arrearages and Delinquencies		93
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		93
Item 15.	Controls and Procedures		93
Item 16.	[Reserved.]		93
Item 16A.	Audit Committee Financial Expert		93
Item 16B.	Code of Ethics		93
Item 16C.	Principal Accountant Fees and Service		93
Item 16D.	Exemptions from the Listing Standards for Audit Committees		94
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		94
PART III			94
Item 17.	Financial Statements		94
Item 18.	Financial Statements		94
Item 19.	Exhibits		95

ii

PART I

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2007. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average daily exchange rate was U.S.$1.00 = C$1.0742

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 25, 2008, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

Forward-Looking Statements

        Item 4, "Information on the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, including, without limitation, statements related to our future growth, trends in our industry, our financial or operational results and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may", "will", "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation.

        Forward-looking statements are not guarantees of future performance. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; our dependence on a limited number of customers; the challenges of effectively managing our operations during uncertain economic conditions; variability of operating results among periods; the challenge of responding to lower-than-expected customer demand; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process.

        Our forward-looking statements are also based on various assumptions by management which management believes are reasonable under the current circumstances, but may prove to be inaccurate and many of which may involve factors that are beyond the control of the Company. The material assumptions may include, assumptions regarding the following: forecasts from our customers, which range from 30 days to 90 days; general economic and market conditions; currency exchange rates; product pricing levels and competition; anticipated customer demand; supplier performance and pricing; operational and financial matters; technological developments; and the execution of our restructuring plan. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

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

	Year ended December 31
	2003(1)	2004(1)	2005(1)	2006(1)	2007(1)
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$6,735.3	$8,839.8	$8,471.0	$8,811.7	$8,070.4
Cost of sales	6,475.2	8,431.9	7,989.9	8,359.9	7,648.0

Gross profit	260.1	407.9	481.1	451.8	422.4
Selling, general and administrative expenses(2)	273.8	331.6	296.9	285.6	295.1
Amortization of intangible assets	48.5	34.6	28.4	27.0	21.3
Integration costs related to acquisitions(3)	—	3.1	0.6	0.9	0.1
Other charges(4)	151.6	603.2	130.9	211.8	47.6
Accretion of convertible debt	23.4	17.6	7.6	—	—
Interest expense (income), net(5)	(4.0)	19.7	42.2	62.6	51.2

Earnings (loss) before income taxes	(233.2)	(601.9)	(25.5)	(136.1)	7.1
Income tax expense(6)	33.5	252.2	21.3	14.5	20.8

Net loss	$(266.7)	$(854.1)	$(46.8)	$(150.6)	$(13.7)

Other Financial Data:
Basic loss per share	$(1.23)	$(3.85)	$(0.21)	$(0.66)	$(0.06)
Diluted loss per share	$(1.23)	$(3.85)	$(0.21)	$(0.66)	$(0.06)
Property, plant and equipment expenditures	$175.9	$142.2	$158.5	$189.1	$63.7
Consolidated Statements of Operations Data (U.S. GAAP)(7):
Net loss	$(269.2)	$(867.5)	$(42.8)	$(149.3)	$(16.1)
Shares used in computing per share amounts (in millions):
Basic	216.5	222.1	226.2	227.2	228.9
Diluted	216.5	222.1	226.2	227.2	228.9

	As at December 31
	2003(1)	2004(1)	2005(1)	2006(1)	2007(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$1,028.8	$968.8	$969.0	$803.7	$1,116.7
Working capital(8)	$1,513.6	$1,458.3	$1,488.1	$1,394.9	$1,553.0
Property, plant and equipment	$667.3	$555.4	$531.1	$553.6	$466.0
Total assets	$5,137.4	$4,939.8	$4,857.8	$4,686.3	$4,470.5
Total long-term debt, including current portion(9)	$213.9	$627.5	$751.4	$750.8	$758.5
Shareholders' equity	$3,255.9	$2,488.8	$2,214.4	$2,094.6	$2,118.2
Consolidated Balance Sheet Data (U.S. GAAP)(7):
Total assets	$5,182.2	$4,988.7	$4,876.2	$4,708.1	$4,485.8
Total long-term debt, including current portion	$626.4	$846.1	$751.4	$750.8	$757.2
Shareholders' equity	$2,844.4	$2,257.6	$2,176.9	$1,960.4	$1,996.5

(1)
Changes in accounting policies:

(i)
Effective January 1, 2004, we retroactively adopted the CICA Handbook Section 3110, which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and have retroactively restated our results of operations for prior periods. The impact to our cost of sales and net loss for Canadian GAAP for 2004 was $0.9 million (2003 — $0.9 million).

(ii)
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

	As at December 31
	2003	2004
	(in millions)
(a) Reclassified from equity to debt	$210.5	$124.1
(b) Reclassified deferred financing costs from equity to other assets	$2.8	$1.3
(c) Reduced deferred income tax assets and equity	$1.9	$1.9

	Year ended December 31
	2003	2004
	(in millions)
(d) Recorded accretion charges and amortization of deferred financing costs, net of tax	$16.1	$12.0
(e) Reclassified gain on repurchases of LYONs and related tax from equity to other charges and tax expenses, net of tax	$(16.1)	$(22.0)
  (iii)
  Effective January 1, 2007, we adopted the new standards issued by the CICA on financial instruments, hedges and comprehensive income. Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," Section 3861, "Financial instruments — disclosure and presentation," and Section 3865, "Hedges," were effective for our first quarter of 2007. We were not required to restate prior results.

    The transitional impact of adopting the new standards and recording our derivatives on January 1, 2007 at fair value is as follows:

Increase (decrease)
(in millions)
Prepaid and other assets	$5.5
Other assets	(10.3)
Accrued liabilities	5.8
Long-term debt — embedded option and debt obligation	1.9
Long-term debt — unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income tax liability	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss — cash flow hedges	0.5

  The consolidated statements of operations data for:

  •
  2004, 2005, 2006 and 2007 include the results of operations of Manufacturers' Services Limited (MSL) acquired in March 2004 and certain assets of NEC Corporation in the Philippines acquired in April 2004;

  •
  2005, 2006 and 2007 includes the results of operations of Ramnish Electronics Private Limited acquired in July 2005, CoreSim Inc. acquired in August 2005 and Displaytronix Inc. acquired in November 2005; and

  •
  2006 and 2007 includes the results of operations of certain assets of Powerwave Technologies, Inc. acquired in March 2006.

(2)
Selling, general and administrative expenses include research and development costs.

(3)
These costs include costs to implement new information systems and business processes, including salary and other costs, directly related to the integration activities in newly acquired facilities.

(4)
In 2003, Other charges totaled $151.6 million, comprised primarily of: (a) a $94.9 million restructuring charge; and (b) a non-cash write-down of $82.8 million relating to the annual impairment assessment of long-lived assets, primarily intangible assets and property, plant and equipment; offset, in part, by (c) a $23.8 million gain on repurchase of LYONs.

  In 2004, Other charges totaled $603.2 million, comprised primarily of: (a) a $153.7 million restructuring charge; (b) a non-cash write-down of $288.0 million relating to the annual goodwill impairment assessment; (c) a non-cash write-down of $99.3 million relating to the annual impairment assessment of long-lived assets, primarily intangible assets and property, plant and equipment; and (d) a $116.8 million non-cash write-down of receivables for a specific customer risk; offset, in part, by (e) a $32.9 million gain on repurchase of LYONs.

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

  In 2007, Other charges totaled $47.6 million, comprised primarily of: (a) a $37.3 million restructuring charge; and (b) a non-cash write-down of $15.1 million relating to the annual impairment assessment of long-lived assets, primarily property, plant and equipment.

(5)
Interest expense (income), net is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and cash equivalents. As a result of adopting the new standards on financial instruments and hedges in 2007, we have marked-to-market the embedded prepayment options in our debt instruments and have applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (7 7/8% Senior Subordinated Notes due 2011). The change in these fair values is recorded in interest expense. The marked-to-market adjustment fluctuates as it is dependent on market conditions. For 2007, we reduced interest expense by $0.6 million.

(6)
The income tax expense for 2004 included a charge of $248.2 million relating to a valuation allowance for deferred income tax assets. The reduced future expected profits, the cost of restructuring actions and the planned program transfers negatively impacted our previous estimates of taxable income, particularly in the United States and Europe. We determined the more likely than not criteria was no longer met and accordingly increased the valuation allowance.

(7)
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

  •
  For 2006: the transition adjustment resulting from adopting the fair-value accounting for stock-based compensation for U.S. GAAP in 2006; and

  •
  For 2007: the transition adjustment resulting from adopting the new standards on financial instruments, hedges and comprehensive income for Canadian GAAP in 2007.

  Refer to note 20 to the Consolidated Financial Statements in Item 18.

(8)
Calculated as current assets less current liabilities.

(9)
Long-term debt includes capital lease obligations and the principal component of convertible debt instruments. For convertible debt amounts see footnote (1)(ii)(a). All remaining LYONs were redeemed in the third quarter of 2005.

Exchange Rate Information

        The rate of exchange as of February 25, 2008 for the conversion of Canadian dollars into United States dollars was U.S.$0.9982 and for the conversion of United States dollars into Canadian dollars was C$1.0018. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the following periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bank of New York's website (http://www.ny.frb.org).

	2003	2004	2005	2006	2007
Average(1)	1.3916	1.2984	1.2083	1.1307	1.0665

	February 2008	January 2008	December 2007	November 2007	October 2007	September 2007
High	1.0188	1.0294	1.0216	1.0007	1.0002	1.0546
Low	0.9717	0.9905	0.9784	0.9168	0.9496	0.9959

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

        We recorded losses in each of the last seven years resulting primarily from restructuring charges and the write-down of goodwill and long-lived assets. These amounts have varied from period to period. In 2004, we also recorded a write-down of accounts receivable for one specific customer. To the extent that our Company's market capitalization is less than our book value for a sustained period of time, it could be an indicator that an impairment of goodwill has occurred. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and end-market demand, with the intention of improving utilization and realizing cost savings in the future. We will continue to evaluate our operations and may propose additional restructuring actions in the future. Any failure to successfully execute these initiatives, including any delay in effecting these initiatives, can have a material adverse impact on our results. Furthermore, we may not be profitable in future periods.

  We are in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We are in a highly competitive industry. We compete on a global basis to provide electronics manufacturing services and solutions to original equipment manufacturers (OEMs) in the communications, computing, consumer, and industrial, aerospace and defense markets. Our competitors include major domestic and foreign companies such as Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc. and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. In addition, original design manufacturers (ODMs), companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services across several markets and product groups, including personal computer motherboards, notebook and desktop computers, and cell phones. While we do not generally participate in these segments, and we have not, to date, encountered significant direct competition from ODMs in the end-markets in which we participate, such competition may increase if our business in these markets grows, or if ODMs expand further into, or beyond, these markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers.

        Some of our competitors have a greater production presence in lower-cost geographies, as well as greater manufacturing, financial, procurement, research and development and marketing resources than we have. Accordingly, our current or potential competitors may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and may continue to cause excessive pricing pressures, increased working capital requirements, reduced profit or loss of market share (from both program and customer disengagements), any of which could materially and adversely affect us. In addition, the EMS industry has excess manufacturing capacity and has seen increased competition from Asian competitors. This has exerted and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

  We are dependent on customers operating in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

        The end markets we serve can experience major swings in demand which, in turn, can significantly impact our operations. Our financial performance depends on our customers' ability to compete and succeed in their markets.

        Many of our customers are in the communications and computing industries, which are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. These industries have experienced severe revenue erosion, pricing and margin pressures, and excess inventories during the past few years. We have recently increased the amount of our business in the consumer segment, which can also face similar pressures.

        During the latter part of 2006 and in 2007, we experienced unexpected reductions in demand from the telecommunications segment, driven primarily by the weaker demand in North America, and from recent consolidations in the industry.

  We are dependent on a limited number of customers, primarily within the communications, computing and consumer markets, for a substantial portion of our revenue.

        A decline in revenue from these customers or a loss of a large customer could have a material adverse affect on our financial condition and results of operations. Our two largest customers in 2007 were Cisco Systems and Sun Microsystems, each of which represented more than 10% of our total 2007 revenue and in aggregate represented 21% of our total 2007 revenue. Our top 10 customers in 2007 represented 61% of our total 2007 revenue. Our two largest customers in 2006 were Cisco Systems and IBM, each of which represented 10% of total 2006 revenue and in aggregate represented 20% of total 2006 revenue. Our top 10 customers in 2006 represented 61% of our total 2006 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. To reduce this reliance, we have been targeting new customers and new business opportunities in our traditional segments, as well as newer markets such as industrial, aerospace and defense markets.

        Although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a project by project basis and typically have supply contracts or purchase orders in place for a specific project. We are dependent on customers to fulfill the terms associated with these orders and/or contracts.

        In addition, some of our customers routinely reduce or delay the volume of manufacturing services ordered from us. There is no assurance that present or future large customers will not terminate their manufacturing arrangements with us or significantly change, reduce, or delay the volume of manufacturing services they order from us, any of which would adversely affect our operating results. Significant reductions in, or the loss of, revenue from any of our large customers would have a material adverse effect on us.

  Inherent difficulties in managing capacity utilization and unanticipated changes in customer orders place strains on our planning and supply chain execution and may affect our results of operations.

        Our customers are increasingly dependent on EMS providers for new product introductions and rapid response times to meet changes in volume requirements. Most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance and we often experience volatility in customers' orders. Additionally, a significant portion of our revenue can occur in the last month of the quarter and could be subject to change or cancellation that will affect our quarter-to-quarter results. Accordingly, we cannot always forecast the level of customer orders with certainty. This can make it difficult to order appropriate levels of materials and to schedule production and maximize utilization of our manufacturing capacity.

        In addition, customers may cancel their orders, change production quantities, or delay production for a number of reasons. Furthermore, in order to guarantee continuity of supply for many of our customers, we are required to manufacture and hold a specified amount of finished goods in our warehouses for our customers. The uncertain economic condition of our customers' end-markets, intense competition in our customers' industries, and general order volume volatility have resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated.

        Changes in customers' orders could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer's orders or, in certain circumstances, require us to return the inventory to our suppliers, re-sell the inventory or continue to hold the inventory, any of which may result in our taking additional provisions for the inventory should it become excess or obsolete. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. In some cases, changes in circumstances for a customer could also negatively impact the collectability of receivables or carrying value of our inventory for that customer. On other occasions, customers have required rapid and sudden increases in production, which have placed an excessive burden on our manufacturing capacity. Rapid changes in product ramps and/or the weakening financial condition or deterioration of any single customer's financial condition could prevent us from collecting receivables or realizing the value of inventory on hand. Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

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

  •
  unanticipated disruptions in our operations which may impact our ability to deliver to the customer on time, to produce quality products and to ensure overall customer satisfaction; and

  •
  losing programs and customers who reduce their business risk by re-sourcing or dual/multi sourcing their business with us due to unforeseen disruptions in our operations.

        Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or the benefits we expected to realize from our restructuring actions and could adversely affect our business and operating results.

  Our customers and competitors are subject to mergers and acquisitions, and similar transactions which can adversely affect our business relationships or the volume of business we conduct with our customers.

        Future mergers and acquisitions could result in a decrease in demand from our customers or a loss of business to our competitors as customers rationalize their business and consolidate their suppliers. In a weaker economic environment, there may be a higher risk of increased consolidation among our customers or competitors.

        Mergers among our customers or their customers could increase concentration and/or reduce total demand as the combined entities may rationalize their businesses and consolidate their suppliers.

  Our customers may be adversely affected by rapid technological changes which have an adverse impact on our business.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be materially adversely affected. In addition, an accelerating decline in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have a material adverse impact on our business.

  Restrictions on our ability to restructure quickly enough can delay the timing and affect the benefits we expect from our restructuring efforts.

        We have operations in multiple regions around the world. As a result, we are subject to different regulatory requirements and labor laws governing how quickly we are able to reduce manufacturing capacity and terminate related employees. These requirements are particularly stringent in Europe. Restrictions on our ability to close under-performing facilities have resulted in higher expenses associated with carrying excess capacity and infrastructure while we were conducting our restructuring activities. The speed of our restructuring can also be impeded by delays from our customers related to the timing of their product transfers, which can prevent us from transferring products to our other facilities in a timely and cost-effective manner. Since the restructuring of our plants requires some of our customers to move their production from one of our facilities to another, customers have, and may in the future, use this opportunity to shift their production to competitors' facilities.

  Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and results of operations.

        We have facilities in numerous countries, including Brazil, China, the Czech Republic, India, Ireland, Japan, Malaysia, Mexico, the Philippines, Romania, Singapore, Spain and Thailand. During 2007, approximately two-thirds of our revenue was produced from locations outside of North America. We also purchase material from international suppliers for much of our business, including our North American business. We believe that our future growth depends largely on our ability to increase our business and penetration with global OEMs and, as we describe above, to continue to shift production to lower-cost geographies.

        Our international expansion has had and will continue to require significant management attention and financial resources. International operations are subject to inherent risks which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  changes in regulatory requirements;

  •
  difficulties in staffing and managing foreign sales and support operations;

  •
  ability to build infrastructure or new facilities on schedule to support operations;

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

  •
  foreign exchange risks.

        Each of the regions we operate in has a history of promoting foreign investment but could experience economic and political turmoil and fluctuations in the value of its currencies that could adversely affect us.

  The complexity of moving our manufacturing base to lower-cost regions could have a material adverse effect on our financial condition and results of operations.

        Due to the significant weakness in technology end-markets during the past few years and the highly competitive nature of those markets, our customers required more low-cost solutions from their EMS providers in order for them to maintain sales and improve their financial performance. This environment resulted in the movement of our production from higher-cost regions such as North America and Western Europe to lower-cost regions such as Asia, Latin America and Eastern Europe. This move has had, and could continue to have, a negative impact on current and future results by increasing the risks associated with, among other things, transferring production to new regions where skills or experience may be more limited than in higher-cost regions, incurring higher operating expenses during the transition, incurring additional restructuring costs associated with the decrease in production levels in higher-cost geographies and the risks of operating in new foreign jurisdictions. In certain situations, product transfers have resulted in, and may in the future result, in our inability to retain our existing business or grow future revenue due to potential execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities.

  Our results can be affected by limited availability of components.

        A significant portion of our costs is for the purchase of electronic components. All of the products we manufacture or assemble require one or more components that we order from component suppliers. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production and thus delay the revenue of all products that use that component or can cause price increases in the products and services we provide. In the past, we have secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in the cost of components, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period. Changes in forecasted volumes by our customers which require additional components that may not be readily available, could also impact our results. Additionally, quality or reliability issues at any of our component or materials providers could halt or delay production of a customer's product which could adversely impact our results.

  The efficiency of our operations could be adversely affected by any delay in delivery from our transportation suppliers, including delays caused by work stoppages and natural disasters.

        We rely on a variety of common carriers for the transportation of materials and products and for their ability to route these materials and products through various international ports. A work stoppage, strike or shutdown of any important supplier's facility or operations, or at any major port or airport, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations. Natural disasters such as tsunamis and earthquakes, and the severe and dramatic change to historical weather patterns in the regions where our facilities or our suppliers' facilities are located, could have an adverse impact on our ability to deliver products to our customers. Such events could disrupt supply to us, and from us to our customers, and adversely affect our operations.

  We face financial risks due to foreign currency fluctuations.

        The principal currency in which we conduct our operations is the U.S. dollar. However, some of our subsidiaries transact business in other currencies, such as the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, Czech koruna, Singapore dollar, Japanese yen, Chinese renminbi, Brazilian real, Philippine peso, Romanian lei, Indian rupee and the Euro. We often enter into hedging transactions to minimize our exposure to foreign currency risks. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell foreign currencies at future dates. These contracts generally extend for periods ranging from one to 15 months. Our hedging transactions may not successfully minimize foreign currency risk, which could have a material adverse effect on our results of operations.

  Our investment in Lean and Six Sigma initiatives may not produce the anticipated cost benefits or achieve the working capital benefits we expect.

        We are continually investing in training, business process and information technology tools to eliminate waste, increase quality and reduce defects in the manufacturing process. This investment is critical in our industry, as our customers require us to continually produce cost savings through the elimination of waste and improved efficiencies. Failure to deliver these cost savings could affect our relationships with our customers in a manner which would adversely affect our volumes and operating results. The deployment of Lean and Six Sigma initiatives is part of the roadmap we are using to improve our own operating margins. Failure to achieve the anticipated benefits could have a negative impact on our margin improvement.

  Failure of our customers to pay the amounts owed to us in a timely manner may adversely affect our financial condition and results of operations.

        We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant accounts receivable from sales to our customers, historically representing 22% to 39% of current assets. Accounts receivable from sales to customers at December 31, 2007 were $941.2 million (December 31, 2006 — $973.2 million; and December 31, 2005 — $982.6 million). At December 31, 2007, no customer represented more than 10% of total accounts receivable (December 31, 2006 — no customer represented more than 10% of total accounts receivable; and December 31, 2005 — one customer represented 12% of total accounts receivable). If any of our customers has insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by customers, and may extend our payment terms or restructure the debt, which could have a significant adverse impact on our financial condition and results of operations. We regularly review our accounts receivable valuations and make adjustments when necessary. Our allowance for doubtful accounts at December 31, 2007 was $21.5 million (December 31, 2006 — $21.4 million; and December 31, 2005 — $21.1 million), which represented 2% of the gross accounts receivable balance (December 31, 2006 — 2%; and December 31, 2005 — 2%). In addition, payment terms could change which may adversely affect our financial results.

  Implementation of new information systems could adversely impact our results.

        We currently use multiple Enterprise Resource Planning systems in support of our manufacturing sites and we intend to reduce the number and variety of these systems in the future. Our inability to effectively consolidate our information systems could have a material adverse impact on our results.

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

        Certain of our subsidiaries provide financing, products and services to, and may from time to time undertake certain significant transactions with, other subsidiaries in different jurisdictions. In general, related party transactions and, in particular, related party financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        Taxation authorities could challenge the validity of our related party financing and related party transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgement. If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with tax audits in the United States, tax authorities had asserted that our United States subsidiaries owed significant amounts of tax, interest and penalties arising from related party transactions. A significant portion of these asserted deficiencies were resolved in our favor in the fourth quarter of 2006 and the remaining deficiencies were resolved in our favor in the third quarter of 2007. In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 should have been materially higher as a result of certain related party transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe that we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely against us, the amounts we may be required to pay could be material.

  Recently enacted changes and potential future changes in the securities laws and regulations, including accounting standard changes, have and can increase our general operating costs.

        In the United States, the U.S. regulators introduced the Sarbanes-Oxley Act in 2002 and, in Canada, amendments to the Ontario Securities Act came into affect in 2006. This legislation has required us to change some of our corporate governance, securities disclosure and compliance practices. Compliance with these laws has increased our legal, financial and accounting costs, and we expect these increased costs to continue indefinitely. In addition, the Canadian Accounting Standards Board has decided to adopt the International Financial Reporting Standards effective 2011.

  The efficiency of our operations could be adversely affected by any disruptions from our third-party IT providers.

        We have outsourced certain IT systems support which includes database management, as well as application development support for our production control and inventory management systems. If these third-party providers are unable to fulfill their obligations on a timely and reliable basis, we may experience disruptions to our operations. Any inefficiencies or production down times resulting from these disruptions could have a negative impact on our ability to meet customers' orders, resulting in a delay or decrease to our revenue and our operating margins.

  If we are unable to recruit or retain highly skilled personnel, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to continue to attract and retain highly skilled executive, technical and management personnel. We generally do not have employment or non-competition agreements with our employees. To date, we have been successful in recruiting and retaining executive, managerial and technical personnel; however, the loss of services of certain of these employees could have a material adverse effect on our operations.

  We may be unable to keep pace with manufacturing technology changes.

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend, in part, upon our ability to continually develop and market electronics manufacturing services that meet our customers' evolving needs. This could entail investing in new processes or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

        In addition, various industry-specific standards, qualifications and certifications are required to produce certain types of products for our customers. Failure to maintain those certifications could adversely affect our ability to maintain existing levels of business or win new levels of business.

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

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. Political pressure or negative sentiment by our customers' customers to the movement of production from the United States or the European Union to lower-cost geographies could also potentially adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica, who have shifted substantial capacity to these lower-cost geographies.

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

        Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. Previous acquisitions have resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. Our failure to support the carrying value of goodwill and intangible assets in future periods could require write-downs that adversely affect our operating results.

  Acts of terrorism and other political and economic developments could adversely affect our business.

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn could adversely affect our revenue and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of the market price of our securities and may limit the capital resources available to us and our customers and suppliers.

  Our compliance with environmental laws could be costly.

        We are subject to various federal, state/provincial, local and multi-national environmental laws and regulations. Our environmental approach and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Future developments and increasingly stringent regulations could require us to incur additional expenditures relating to environmental matters at our facilities. Achieving and maintaining compliance with present, changing and future environmental laws could restrict our ability to modify or expand our facilities or to continue production. This compliance could also require us to acquire costly equipment or to incur other significant expenses.

        Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the presence of such substances.

        Some of our operating sites have a history of industrial use. As a result of past operations, soil and groundwater contamination could have occurred. From time to time we investigate, remediate, and monitor soil and groundwater contamination at certain of our operating sites. In certain instances, where soil or groundwater contamination existed prior to our ownership or occupation of a site, landlords or former owners have typically retained some contractual responsibility and liability for the contamination and its remediation. However, failure of such former owners or landlords to perform, as a result of financial inability, contractual limitations or otherwise, could result in our company being required to remediate such contamination.

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

        Global environmental legislation continues to emerge. These laws place increased responsibility and requirements on the "producers" of electronic equipment (i.e., the OEMs) and, in turn, their EMS providers and suppliers. In 2006, the European Union's Restriction of Hazardous Substances (RoHS), which restricts the use of lead and certain other specified substances in electronic products in the European Union, came into effect. Where appropriate, we have transitioned our manufacturing processes and interfaced with suppliers and customers to conform to RoHS requirements. Noncompliance with the RoHS requirements could potentially result in substantial costs, including fines and penalties, as well as liability to our customers. The electronics industry is also subject to the European Union's requirements with respect to the collection, recycling and the management of waste for electronic products and components. Under the European Union's Waste Electrical and Electronic Equipment (WEEE) directive, compliance responsibility rests primarily with OEMs rather than with EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations. Failure by our customers to meet the RoHS or WEEE requirements or obligations could have a negative impact on their businesses and revenue which would adversely impact our financial results. Similar restrictions are being proposed or enacted in other jurisdictions, including several states in the United States and in the Peoples' Republic of China. We continue to monitor other emerging environmental legislation, such as the European Union's Registration, Evaluation and Authorization of Chemicals (REACH) and Energy Using Product (EuP) directives, that may impact the industry going forward. We cannot currently assess the impact of these legislations on our operations.

  Our credit agreement and certain indentures contain restrictive covenants that may impair our ability to conduct our business.

        Our outstanding credit agreement, the indenture related to our 7 7/8% Senior Subordinated Notes due 2011 (2011 Notes) and the indenture related to our 7 5/8% Senior Subordinated Notes due 2013 (2013 Notes) contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, make restricted payments such as dividends, repurchase our stock, and merge or consolidate with other entities. At February 25, 2008, we were in compliance with these covenants. At December 31, 2007, we had approximately $240 million of available credit under our credit facility based on the required financial ratios.

  We are exposed to interest rate fluctuations.

        The primary objectives of our investment activities are to preserve principal and to maximize yields without significantly increasing risk or materially restricting short-term access to cash. To achieve these objectives, we maintain our portfolio of cash equivalents in a variety of securities, including certificates of deposit and money market funds. As of December 31, 2007, our entire portfolio was scheduled to mature in less than three months.

As a result, a 10% change in interest rates would not have a material effect on the fair value of our investment portfolios.

        As of December 31, 2007, we had no cash equivalents that were subject to interest rate risk. The fair value of our cash equivalents approximated the carrying value as of December 31, 2007.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500.0 million bearing a fixed interest rate of 7.875%. We also entered into agreements which hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin, thereby subjecting us to interest rate risk due to fluctuations in the LIBOR rate. The average interest rate on our 2011 Notes for 2007 was 8.3% (2006 — 8.2%; and 2005 — 6.4%) after reflecting the interest rate swap. A one percentage point increase in the LIBOR rate would increase our interest expense by $5.0 million annually.

  Shares eligible for public sale could adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 25, 2008, we had 199,228,966 subordinate voting shares and 29,637,316 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 2,047,969 subordinate voting shares held by Onex Corporation. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 25, 2008, there were approximately 27,500,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 10,200,000 subordinate voting shares. Moreover, we may, pursuant to our articles of incorporation, issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

  The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares.

        Onex owns, directly or indirectly, all of the outstanding multiple voting shares and 1.0% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represents 78.8% of the voting interest in Celestica and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facility, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex, carrying the right to elect a majority of the Onex board of directors. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, see Item 7(A), "Major Shareholders."

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

        We have been named as a defendant in a purported class action lawsuit in the United States which asserts claims for violations of federal securities laws on behalf of persons who acquired our securities between January 27, 2005 and January 30, 2007. We have been named as a defendant in a similar purported class action brought in Canada under Canadian law. Our former Chief Executive Officer and Chief Financial Officer were also named as defendants in these lawsuits. In a consolidated amended U.S. complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. These lawsuits seek unspecified damages. Although we believe the allegations in these claims are without merit and we intend to defend these claims vigorously, these lawsuits could result in substantial costs to us, divert management's attention and resources from our operations and negatively affect our public image and reputation.

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

        Prior to our incorporation, we were an important IBM manufacturing unit and we provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included our then management.

        Celestica provides a range of electronics manufacturing services and solutions to OEMs across many industries. We operate a global manufacturing and supply chain network.

  Recent Acquisitions

        In 2004, we acquired the shares of MSL and certain assets from NEC Corporation in the Philippines. In 2005, we completed three acquisitions: we acquired the shares of Ramnish Electronics Private Limited, CoreSim Inc., and Displaytronix Inc. In 2006, we acquired certain assets from Powerwave Technologies, Inc. In 2003 and 2007, we did not complete any acquisitions. The aggregate purchase price for these acquisitions was approximately $355 million.

        Certain information concerning property, plant and equipment expenditures, including acquisitions and financing activities, is set forth in notes 3, 7, 8, 9 and 17 to the Consolidated Financial Statements in Item 18, and

Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Certain information concerning our divestiture activities, including our restructurings, is set forth in note 11 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

B.    Business Overview

        Through our global manufacturing network, we provide a range of services and solutions to OEMs in the communications, computing, consumer and industrial, aerospace and defense sectors. These services and solutions are designed to enable our customers to overcome challenges related to cost, quality, time-to-market and rapidly changing technologies with a goal of positioning them more competitively in their respective business environments.

        We have operations throughout Asia, the Americas and Europe. Through our integrated global solutions, including, design and engineering, manufacturing and systems integration, fulfillment and after-market services, we strive to deliver the speed, solutions and results that can help our customers succeed in their respective markets.

        The major end markets we serve include communications, computing, consumer, industrial, aerospace and defense. This diversification has enabled us to reduce the risk associated with reliance on only a few sectors. We now supply products and services to over 100 OEMs. In aggregate, our top 10 customers represented 61% of revenue in 2007. The products we manufacture can be found in a wide array of end products, including networking, wireless, telecommunications and computing equipment; handheld communications devices; peripherals; storage devices; servers; medical products; audio visual equipment, including flat-panel televisions; printers and related supplies; gaming products; aerospace and defense electronics such as in-flight entertainment and guidance systems; and a range of industrial electronic equipment.

        We believe we are well-positioned to compete effectively in the EMS industry, given our position as one of the major EMS providers worldwide. Our focus is to (i) improve our operating margins and increase operating efficiency by driving costs lower and delivering market-specific supply chain solutions that provide value for us and our customers, (ii) leverage our best supply chain practices to lower material costs and improve asset utilization, (iii) develop and enhance profitable and key relationships with leading OEMs across our strategic target market segments, and (iv) broaden the range of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. We believe that success in these areas will allow us to achieve significantly improved financial performance and enhance shareholder value.

        Our principal competitive advantages include our advanced capabilities in the areas of technology and quality, our flexible and low-cost manufacturing network, our flexible service offerings, and our market-specific supply chain management strategy. We provide a wide range of advanced manufacturing technologies, test capabilities and processes to support our customers needs. Our size, geographic reach and expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time-to-market.

        We believe that our highly skilled workforce gives us a distinct competitive advantage. We have an entrepreneurial, participative and team-based culture, with a focus on continuous improvement, flexibility and customer service excellence.

Electronics Manufacturing Services Industry

  Overview

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. Since the 1990's, OEMs have become increasingly reliant upon these solutions to become more efficient and to enhance their competitive positions. Today, the leading EMS companies have global manufacturing networks delivering worldwide supply chain management solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services. By outsourcing their manufacturing and related services, OEMs are able to overcome their most pressing business challenges related to cost, asset utilization, quality, time-to-market and rapidly changing technologies.

        We believe the adoption of outsourcing by OEMs will continue across a number of industries, because it allows OEMs to:

        Reduce Operating Costs and Invested Capital.    OEMs are under significant pressure to reduce manufacturing costs and property, plant and equipment expenditures. Electronic products have become more technically advanced and the manufacturing process has become increasingly automated, which requires greater levels of investment in property, plant and equipment. EMS companies enable OEMs to gain access to a global network of manufacturing facilities with supply chain management expertise, advanced engineering capabilities, flexible capacity, and economies of scale. By working with EMS companies, OEMs can reduce their overall product lifecycle and operating costs, working capital and property, plant and equipment investment requirements.

        Focus Resources on Core Competencies.    The electronics industry operates in a highly-competitive environment characterized by rapid technological change. In this environment, many OEMs are prioritizing their resources on their core competencies of product development, sales, marketing and customer service, and to outsource design, manufacturing, supply chain and other product support requirements to their EMS partners.

        Improve Time-to-Market.    Electronic products experience shorter product lifecycles, requiring OEMs to continually reduce the time required to bring products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers. This includes capabilities relating to design services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.

        Utilize EMS Companies' Procurement, Inventory Management and Logistics Expertise.    Successful manufacturing of electronic products requires significant resources to deal with the complexities in planning, procurement and inventory management, frequent design changes, shorter product lifecycles and product demand fluctuations. OEMs can address these complexities by outsourcing to EMS providers that (i) possess sophisticated global supply chain management capabilities and (ii) can leverage significant component procurement advantages to lower product costs.

        Access Leading Engineering Capabilities and Technologies.    Electronic products and the electronics manufacturing technology needed to support them have become complex. As a result, OEMs increasingly rely on EMS companies to provide design, engineering support, manufacturing and technological expertise. Through their design and engineering services, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as with improvements in the performance, cost and time required to bring products to market. In addition, OEMs gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    OEMs provide products and support services for a global customer base. EMS companies with global capabilities provide OEMs with efficient global manufacturing solutions and distribution capabilities.

        Access to Broadening Service Offerings.    In response to OEMs' continued desire to outsource activities that were traditionally handled internally, EMS providers are continually expanding their offerings to include services such as design, after-market support and fulfillment. This enables OEMs to benefit from outsourcing more of their cost of goods sold.

  Celestica's Focus

        We are dedicated to building solid partnerships and providing flexible solutions in electronics manufacturing services. To achieve this goal, we work closely with our OEM customers to proactively identify and fulfill each of their requirements. We strive to exceed our customers' expectations by providing a broad range of services to lower cost, increase flexibility and predictability and improve quality. We also look at ways to invest in their future by continuing to deepen our knowledge of their businesses and to develop solutions to meet their needs. We are constantly advancing our technical capabilities to help our customers have a competitive advantage. By succeeding in the following areas, we believe we will maximize customer satisfaction, achieve superior financial performance and enhance shareholder value:

        Steadily Improve Operating Efficiency to Increase Operating Margins.    Our operating margins are below our target levels. In order to improve them, we will continue to focus on: (i) improving utilization in regions or sites where volumes are below appropriate levels, (ii) completing our restructuring programs to ensure we have the appropriate global manufacturing network and cost structures in place to serve our customers, (iii) leveraging our best supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand, and improve asset utilization, (iv) compensating our employees based, in part, on the achievement of profitability, return on invested capital and customer satisfaction targets, and (v) continuing the deployment of Lean and Six Sigma initiatives, which are designed to simplify and to reduce waste and redundancy in the manufacturing process and improve quality. We will continue our intensive focus on maximizing asset utilization, which we believe will, when combined with the margin enhancement measures described above, increase our return on invested capital.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. Our expertise in these areas enable us to meet the rigorous demands of our OEM customers and to produce a diverse range of electronic products, from high-volume consumer electronics to highly complex technology infrastructure products. Our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and processes associated with our expertise in supply chain management have generally enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We often work closely with suppliers to influence component design for the benefit of our customers. Based on the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards. As a result of prior execution issues at our facility in Mexico, we expended significant effort in 2007 to simplify their operations and reduce the complexities that led to their operational inefficiencies. In particular, we reduced the inventory parts complexity and consolidated the number of warehouses. We made steady progress in Mexico throughout 2007. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Develop and Enhance Profitable, Key Relationships with Leading OEMs.    We seek to build and sustain profitable, strategic relationships with targeted industry leaders in sectors that can benefit from the delivery of our services and solutions. We conduct ourselves as an extension of our customers' organizations and this enables us to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong manufacturing relationships with a diverse mix of leading OEMs across several market segments. Going forward, we believe that our customer base will be a strong source of growth for us as we seek to strengthen these relationships through the delivery of additional services. Prior execution issues in Mexico had a negative impact on certain customers' satisfaction levels which resulted in the loss of business. Through our improved operational performance in 2007, we have restored customer confidence in our operations at that site and have won new business in Mexico. We will continue our efforts to attract new customers to that facility in 2008. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Expand Range of Service Offerings.    We continually look to expand the breadth and depth of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. In recent years, we have significantly expanded our service offerings to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs in a variety of industry segments. During this period, we have also acquired additional capabilities in prototyping, design, systems assembly, logistics, fulfillment and after-market services.

        Continue to Penetrate Strategic Target End-Markets.    As a result of new or continued demand for outsourced electronics manufacturing services across several industries, we have established a diverse customer base with OEM customers in the communications, computing, consumer, industrial, aerospace and defense markets. Our legacy of expertise in technology, quality and supply chain management, in addition to our broad service offerings, have positioned us as an attractive partner to companies across these market segments. Our expansion into new markets has reduced the risks associated with reliance on a few sectors. Our revenue diversification has improved over the years.

	2005	2006	2007
Enterprise Communications	28%	28%	28%
Consumer	11%	18%	22%
Servers	18%	17%	19%
Telecommunications	21%	18%	14%
Storage	12%	10%	10%
Industrial, aerospace and defense	10%	9%	7%

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

Celestica's Business

  OEM Supply Chain Services and Solutions

        We are a global provider of end to end supply chain services offering a full spectrum of product design, manufacturing, order fulfillment, delivery (including reverse logistics), after-market repair and product reclamation services. We capitalize on our global manufacturing operating network, information technology and supply chain expertise using a team of highly skilled, customer-focused employees. We believe that our ability to deliver a wide spectrum of flexible solutions to our customers across several industries provides our customer with a competitive time to market and cost advantage. We also believe our full range of integrated product lifecycle service capabilities provides us with an advantage in the EMS industry.

        Supply Chain Management.    We utilize enterprise resource planning and supply chain management systems to optimize materials management from supplier to end customer. The effective management of the supply chain is critical to the success of OEMs, as it directly impacts the time required to deliver products to market and the capital requirements associated with carrying inventory. In 2007, we implemented two key supply chain management strategies that we feel differentiate us from our competitors — Total Cost of Ownership™ (TCOO) Strategy and Ring Strategy.

        Through our TCOO Strategy, we determine the true cost of producing, delivering and supporting our customers' products so we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. Our Ring Strategy aligns our network of suppliers around our mega-sites. This strategy places an emphasis on dealing with suppliers in close proximity to our mega-sites so we can increase the agility and flexibility of our supply chain and deliver the shortest overall lead times for any given product.

        Design.    Our global design services cover the entire product lifecycle. Supported by a disciplined approach to program management, we provide flexible design solutions and expertise to help customers reduce their overall product costs, improve time-to-market and introduce competitively differentiated products. By leveraging our proprietary CoreSim Technology™ and our collective experience with common technologies across multiple industries and product groups, we can provide quality and cost-focused solutions for our customers' design needs.

        Our teams work with OEM product designers in the early stages of product development. Our design team uses advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout, and design for manufacturing. Collaborative links and databases between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        In 2006, in an effort to enhance our design services offering, we entered into a strategic relationship with HCL Technologies Ltd., a global engineering, research and development, IT services and business process outsourcing firm. We believe that by combining our companies' strengths, we can create solutions to help our customers overcome design-related challenges. The new skill areas and scalability offered by HCL will enable us to better manage projects from end-to-end, including software development and systems validation, as well as complete product sustainability.

        Other key initiatives aimed at enhancing our design services offering include developing and marketing solutions accelerator platforms for server blades, storage, advanced telecommunications computing architecture and worldwide interoperability for microwave access (WiMAX). These customizable solutions will reduce customers' product design cycles and are intended to achieve full lifecycle solutions at the lowest cost and fastest time-to-market.

        Green Services™. Since 2004, we have been developing a suite of services to help our customers comply with environmental legislation, including the European Union's (EU) RoHS and WEEE laws and the first phase of China's RoHS directives. The EU's RoHS mandated the removal of a number of hazardous substances, including the lead commonly found in electronic products, by July 2006. Through WEEE, the EU requires that producers or distributors register with the authorities in each member state and consider recycling costs in the pricing for any products placed in the EU markets after August 2005. In addition, it is expected that producers will establish relationships with regulated collection partners to facilitate recycling of end-of-life electronics.

        Prototyping.    Prototyping is a critical early-stage process in the development of new products. In prototyping, our engineers collaborate with OEM engineers to build early-stage products at our new product introduction centers. These centers are strategically located to enable us to provide a quick response in the early stages of the product development lifecycle. Upon completion of these prototypes, our new product introduction centers provide a seamless entry into our larger manufacturing facilities.

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

        Systems Assembly.    We provide systems assembly services to OEMs. These services require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining and testing a wide range of subassemblies and components before shipping end products to their final destination. Increasingly, OEMs require custom build-to-order system solutions with very short lead times. We are focused on exploiting this trend through our advanced supply chain management capabilities.

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

        Failure Analysis.    Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. The root causes of failures typically relate to inherent component defects and/or deficiencies in design robustness. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use. Field conditions are simulated in failure analysis laboratories which employ advanced electron microscopes, spectrometers and other advanced equipment. We are also able to discover failures before products are shipped as our highly qualified engineers are proactive in working in partnership with suppliers and customers to develop and implement resolutions.

        Logistics.    We leverage our expertise, relationships and global scale in manufacturing, supply chain management and fulfillment to provide fully integrated logistics solutions to our customers. Our logistics offering includes warehouse and distribution, freight management, logistics consulting services, product and materials visibility and reverse logistics.

        Packaging and Global Fulfillment.    We design and test the packaging of products for bulk shipment or single end-customer use. We have a sophisticated and integrated system for managing complex international order fulfillment which allows us to ship worldwide and, in many cases, directly to OEMs' customers.

        After-Market Services.    We offer a wide range of after-market services that can be individualized to meet each customer's requirements. These services include field failure analysis, product upgrades, repair and engineering change management.

  Quality Management

        One of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to ISO 14001 (environmental) standards, as well as to other industry-specific certifications.

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

        We believe that quality management is one of the key services directly linked to meeting and exceeding our customers' expectations. As a result, a portion of our employee compensation is based on the results of extensive customer satisfaction surveys conducted on our behalf by an independent consultant.

  Geographies

        During 2005, 2006 and 2007, approximately one-half of our revenue was produced in Asia and one-third of our revenue was produced in North America. A listing of our principal locations is included in Item 4, "Information on the Company — Description of Property." We believe we have a competitive and strategic global manufacturing network with approximately 80% of our employees located in lower-cost regions. We have deployed many of our significant technical capabilities to a broad number of our global sites in both high-cost and low-cost regions which we believe differentiates us from our competitors.

        Certain geographic information is set forth in note 17 to the Consolidated Financial Statements in Item 18.

  Sales and Marketing

        We have adopted a marketing approach focused on creating profitable, strategic relationships with leading OEMs in targeted end-markets. Our coordination of efforts with key global customers has been enhanced by the creation of customer-focused teams, each headed by a group general manager who oversees the global relationship with such customers. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, supply chain management teams, as well as senior executives. Our global sales organization also leverages an integrated set of processes designed to provide consistency to customers worldwide.

  Customers

        We supply products and services to approximately 100 OEM customers and target industry-leading customers in strategic market segments focused on key technologies. Our customers include Alcatel-Lucent, Avaya, Cisco Systems, EMC, Hewlett-Packard, IBM, Microsoft, Motorola, NEC, Raytheon, Research in Motion and Sun Microsystems. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions, such as design and engineering, systems integration, fulfillment and after-market services, including managing end-of-life products for our customers.

        During 2007, our two largest customers, Cisco Systems and Sun Microsystems, each represented in excess of 10% of total revenue and in aggregate represented 21% of total revenue. During 2006, our two largest customers, Cisco Systems and IBM, each represented 10% of total revenue and in aggregate represented 20% of total revenue. Our top 10 customers represented 61% of total revenue for 2007 and 2006.

        We enter into contractual agreements with our key customers that provide the framework for our overall relationship. The majority of our customer arrangements require the customer to purchase from us any unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

  Technology and Research and Development

        We use advanced technology in the design, assembly and testing of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry. We believe that this provides us with advantages over many of our smaller competitors and our competitors building less complex products.

        Our customer-focused factories are highly flexible and are reconfigured as needed to meet customer specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly processes. We work with a variety of substrate types based on the wide range of products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer boards.

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

  Supply Chain Management

        We have strong relationships with suppliers of every commodity we use. We employ electronic data interchange with our key suppliers and ensure speed of supply through strong relationships with our logistics partners and full-service distribution capabilities. During 2007, we procured and managed over $6 billion in materials and related services. We view the size and scale of our procurement activities as an important competitive advantage, as it enhances our ability to obtain better pricing, influence component packaging and design and obtain a supply of components in constrained markets.

        In 2007, we implemented two key supply chain management strategies that we feel differentiate us from our competitors — our Total Cost of Ownership™ Strategy and Ring Strategy.

        Through our TCOO Strategy, we determine the true cost of producing, delivering and supporting our customers' products so we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. Our Ring Strategy aligns our network of suppliers around our mega-sites. This strategy places an emphasis on dealing with suppliers in close proximity to our mega-sites so we can increase the agility and flexibility of our supply chain and deliver the shortest overall lead times for any given product.

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

        To minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the contract terms and conditions. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our initiatives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain. In providing electronics manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

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

        Many of these suppliers are also involved with our Ring Strategy, whereby the supplier locates operations in close proximity to our major facilities in order to reduce lead times and provide greater levels of flexibility to our customers.

  Intellectual Property

        We hold licenses to various technologies which we acquired in connection with acquisitions. In addition, we believe that we have secured access to all required technology that is material to the current conduct of our business.

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

        We currently have a limited number of patents and patent applications pending. However, we believe that the rapid pace of technological change makes patent protection less significant than such factors as the knowledge and experience of management and personnel and our ability to develop, enhance and market electronics manufacturing services.

        We license some technology from third parties which we use in providing electronics manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to us non-exclusive, worldwide licenses with respect to the subject technologies and terminate upon a material breach by us of the terms of such agreements.

  Competition

        We compete on a global basis to provide electronics manufacturing services and solutions to OEMs across various end-markets. Our competitors include a large number of domestic and foreign companies, such as Flextronics International, Hon Hai Precision Industry, Jabil Circuit and Sanmina-SCI, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. ODMs, companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services provided to OEMs in several markets, such as personal computer motherboards, notebook and desktop computers, and cell phones. While we have not, to date, encountered significant direct competition from ODMs in our primary markets, such competition may increase if our business in these markets grows, or if ODMs expand further into, or beyond, these markets.

        We may also face competition from current and prospective customers who evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, financial, procurement, research and development, and marketing resources than we do. We believe our competitive advantage in our targeted markets is our track record in manufacturing technology, quality, responsiveness, and providing cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products on time and compete favorably on the basis of price.

  Human Resources

        As of December 31, 2007, we employed over 42,000 permanent and temporary (contract) employees worldwide. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly ramp our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required.

        We believe that our employees are our greatest asset. Culturally, we are team-oriented, values-driven and results-oriented, with a focus on customer service and quality at all levels. This culture is an important element of our strategy, as we need to be able to fully utilize the intellectual capital of our employees to be successful. Some of our employees in Brazil, China, Japan, Mexico, Singapore and Spain are represented by unions.

  Environmental Matters

        We are subject to various federal, state/provincial, local and multi-national environmental, health and safety laws and regulations, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, as well as practices and procedures applicable to the construction and operation of our plants. We believe that we are currently in compliance in all material respects with applicable environmental laws.

        Some of our operating sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination could have occurred. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites.

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

        Environmental legislation also operates at the product level. In 2004, we launched our Green Services™, offering a suite of services that helps our customers comply with environmental legislation, such as the EU's RoHS and WEEE laws that were effective in 2006 and the first phase of China's Administration on the Control of Pollution caused by Electronic Information Products (often referred to as China RoHS) legislation, which was effective in 2007.

  Backlog

        Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

  Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture. With a significant exposure to computing and communications infrastructure products, there will be a level of seasonality in our quarterly revenue patterns for many customers. During the past two years, we have also been impacted by the seasonality of the consumer electronics business which has revenue peaks that are different than those of our traditional market segments. As a result of this mix, our efforts to diversify our revenue base, and limited visibility in technology end-markets, it is difficult to predict the extent and impact of seasonality on our business.

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly-owned:

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation.

        Celestica Cayman Holdings 9 Limited, a Cayman Islands corporation.

        Celestica Corporation, a Delaware corporation.

        Celestica (Dongguan-SSL) Technology Limited, a China corporation.

        Celestica (Gibraltar) Limited, a Gibraltar corporation.

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

        Celestica (Thailand) Limited, a Thailand corporation.

        Celestica (US Holdings) Inc., a Delaware corporation.

        IMS International Manufacturing Services Limited, a Cayman Islands corporation.

        1282087 Ontario Inc., an Ontario corporation.

        1755630 Ontario Inc., an Ontario corporation.

D.    Description of Property

        The following table summarizes our principal facilities as of February 25, 2008. Our facilities are used to provide electronics manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems and other related manufacturing and customer support activities, including warehousing, distribution, and fulfillment.

Facility	Square Footage	Owned/Leased
	(in thousands)
Toronto, Ontario	888	Owned
Ottawa, Ontario	18	Leased
Fontana, California	228	Leased
San Jose, California	57	Leased
Ontario, California(1)	443	Leased
Ventura, California	46	Leased
Arden Hills, Minnesota	154	Leased
Nashville, Tennessee	404	Leased
Austin, Texas	51	Leased
Farmers Branch, Texas	150	Leased
McAllen, Texas	61	Leased
Galway, Ireland	133	Leased
Rajecko, Czech Republic	170	Owned
Kladno, Czech Republic	172	Owned
Oradea, Romania	200	Owned
Valencia, Spain(1)	423	Owned
Monterrey, Mexico(1)	527	Leased
Reynosa, Mexico(1)	158	Leased
Aquadilla, Puerto Rico	94	Leased
Hortolandia, Brazil	105	Leased
Shanghai, China	33	Leased
Dongguan, China(1)	286	Leased
Suzhou, China(1)	400	Owned/Leased
Songshan Lake, China	437	Owned/Leased
Shatin, Hong Kong	53	Leased
Johor Bahru, Malaysia(1)	554	Owned/Leased
Kulim, Malaysia	324	Owned
Singapore(1)	308	Leased
Miyagi, Japan	273	Owned
Kawasaki, Japan	42	Leased
Laem Chabang, Thailand(1)	1,085	Owned/Leased
Cebu, Philippines	125	Owned
Hyderabad, India(1)	47	Owned

(1)
This represents multiple locations.

        Our principal executive office is located at 12 Concorde Place, 5th Floor, Toronto, Ontario M3C 3R8. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

        Our land and facility leases expire between 2008 and 2056. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

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

        None.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the 2007 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 19, 2008.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements related to our future growth, trends in our industry, our financial or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may", "will", "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on a limited number of customers; the challenges of effectively managing our operations during uncertain economic conditions; variability of operating results among periods; the challenge of responding to lower-than-expected customer demand; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.

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

Overview

  What Celestica does:

        We provide a range of electronics manufacturing services (EMS) and supply chain solutions to customers in the computing, communications, consumer, industrial, and aerospace and defense markets. We operate a global manufacturing and supply chain network.

  Overview of business environment:

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to original equipment manufacturers (OEMs). During the past decade, the EMS industry has experienced rapid change and growth as OEMs have shifted more of their manufacturing and supply chain activities to EMS providers in order to drive greater manufacturing flexibility and to improve their financial returns. Currently, the leading EMS companies have global manufacturing networks with worldwide supply chain management that provide end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services.

        The majority of our revenue (71% for 2007; 73% for 2006) is derived from customers in the following end markets: enterprise communications, telecommunications, servers and storage. The EMS industry was negatively impacted by significant demand weakness, particularly in these end markets from 2001 to 2003. Although the EMS industry has seen overall growth in these markets during the past several years, customers serving these markets have seen technology shifts and varying growth rates for the products sold into these markets. This shift has negatively impacted a large portion of our revenue as many of the products we manufacture have continued to experience weaker demand versus other products sold by our customers that have experienced improved demand but are manufactured by other EMS providers.

        Our concentration of customers in these end markets, combined with our significant manufacturing capacity in high-cost geographies, has had a significant adverse impact on our revenue, margins and utilization rates during the past several years. The end market weakness also created excess capacity in the EMS industry, generally resulting in pricing pressures and major restructuring initiatives in high-cost geographies for most North American based EMS companies.

        In order to diversify our revenue base, we expanded into new end markets such as consumer, industrial, aerospace and defense. Revenue derived from the consumer end market was 22% for 2007 compared to 18% for 2006, while revenue from the industrial, aerospace and defense end markets has ranged between 6% to 11% during the past several years. We will continue to pursue opportunities in these markets in order to continue to diversify our revenue.

        End market visibility is generally limited in the EMS industry, making demand trends in each of our end markets difficult to predict in any given year.

        Revenue for 2007 was $8.1 billion compared to revenue of $8.8 billion for 2006. In 2006, we experienced operational and execution issues, particularly in Mexico, which had a negative impact on certain customer relationships. Some customers reacted by disengaging business from us and we chose to disengage from certain non-strategic customers. These factors negatively impacted revenue for 2007.

        In the EMS industry, customers award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution issues, preference for consolidation or a change in their supplier base, as well as a decision to outsource additional business. Our operating results for each quarter of 2007 have reflected the impact of programs being transferred to and from our competitors. Customer or program transfers between EMS competitors is part of the competitive nature of our industry. Significant quarterly variations can result from the timing of when new programs reach full production and when existing programs are fully transferred to a competitor.

  Key strategic initiatives:

        In 2006, operating margins were significantly impacted by the operational challenges in our facilities in Mexico and Europe. We established the following five priorities for 2007 to improve our financial, operational and working capital performances:

  1.
  restore customer confidence (see page 31);

  2.
  improve operating and financial performance in Mexico (see page 31);

  3.
  restore profitability in Europe by generating more business with European customers (see page 31);

  4.
  improve asset utilization, focusing primarily on inventory turnover (see pages 30 and 32); and

  5.
  drive efficiency through simplicity and the elimination of waste by reducing overhead structures, streamlining processes and fostering a lean culture (see page 31).

        We experienced continuous improvements in each quarter of 2007 as we executed on our recovery plans and finished the fourth quarter with some of the strongest operational and financial results that we have seen in several years. Despite weakness in our communications business and some customer and program disengagements, revenue has grown in each quarter of 2007. Operating margins have also improved steadily in each quarter of 2007. In addition, we reduced our inventory by 34% from the end of 2006, of which approximately 40% resulted from inventory reductions in Mexico. Although we finished 2007 with improved results, we will continue to focus on these priorities in 2008.

  Recent acquisitions and divestitures:

        In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. and signed a multi-year supply agreement. This acquisition strengthened our relationship with an existing customer in the telecommunications market. In June 2006, we sold our plastics injection molding business (which we acquired as part of an EMS acquisition). Our plastics business, which operated primarily in Asia, represented less than 1% of our total revenue. In September 2006, we sold one of our European facilities to a third party as part of our restructuring program and the purchaser agreed to retain all employees.

Summary of 2007

  Financing and capital structure:

        We maintained a strong balance sheet throughout 2007 and finished the year with a cash balance of $1,116.7 million and an undrawn credit facility. Cash increased by more than $300 million from a year earlier primarily due to improvements in earnings and working capital performance.

  Overview of 2007 results:

        The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Year ended December 31
	2005	2006	2007
Revenue	$8,471.0	$8,811.7	$8,070.4
Gross profit	481.1	451.8	422.4
Selling, general and administrative expenses (SG&A)	296.9	285.6	295.1
Net loss	(46.8)	(150.6)	(13.7)
Basic loss per share	$(0.21)	$(0.66)	$(0.06)
Diluted loss per share	$(0.21)	$(0.66)	$(0.06)

	As at December 31
	2005	2006	2007
Total assets	$4,857.8	$4,686.3	$4,470.5
Total long-term financial liabilities	751.4	750.8	758.5

        Revenue for 2007 of $8.1 billion decreased 8% from $8.8 billion in 2006. Approximately 75% of our decline year-to-year was the result of program and customer disengagements, primarily in the industrial and communications markets. Further reductions, due to lower volumes primarily in the communications market were partially offset by higher revenue from our consumer and server markets, which accounted for a 3% increase in total revenue from 2006. Revenue from our consumer and server markets increased primarily due to ramping volumes from previous program wins, new customers and stronger end market demand.

        As a result of operational challenges in Mexico, our focus in 2007 was to simplify the Mexican operations and improve their financial results. We transferred certain customers or programs from Mexico to our manufacturing facilities in Asia and disengaged from certain other customers that were adding to the complexity of our Mexican operations. In addition, several customers chose to disengage business from us. As a result of the transfers out of Mexico, we reduced our inventory parts complexity, consolidated the number of warehouses and reduced our headcount. We integrated the enterprise systems and implemented new software tools to drive best practices at this site for supply chain and materials management. Operationally, we made progress in quality, delivery and productivity in Mexico, resulting in improved customer satisfaction levels in each quarter of 2007. Mexico's operating losses, calculated as gross profit less SG&A, for 2007 were $52 million compared to $76 million in 2006. Operating losses for the fourth quarter of 2007 of $4 million were the lowest in two years and were reduced sequentially from $10 million in the third quarter of 2007, primarily due to the impact of seasonally higher revenue in the fourth quarter and improved cost productivity. Operating losses have improved steadily from 2006 and the first half of 2007 primarily due to lower infrastructure costs and increased operational efficiencies due to process improvements. Operating losses for 2006 reflected the impact of lower demand in the latter half of 2006 and a $34 million net inventory charge. We made steady progress in Mexico throughout 2007, despite the lower annual revenue, and we intend to drive further improvements through additional headcount reductions and consolidation of manufacturing capacity. Based on the operational and financial improvements made to date, we believe the operations in Mexico have now stabilized and based on the current demand environment, we expect improved financial results in 2008. During this transitional year, we were able to win new business in Mexico and we will continue our efforts to attract new customers. Our target is to achieve break-even levels by mid-2008. Mexico remains a strategic part of our global operating network.

        Our supply chain and manufacturing network in Europe is comprised of facilities in the Czech Republic, Spain and Romania. These facilities continue to be underutilized and generated operating losses of $39 million in 2007 compared to $26 million in 2006. Operating losses for 2007 increased compared to 2006 primarily due to the impact of lower volumes in 2007. We continue to focus on attracting new European customers and have won some new business which will launch in the second half of 2008. Based on our current operating plans, we expect operating losses in Europe to continue at approximately the 2007 levels until we have a sufficient revenue base. Our target is to achieve near break-even levels in Europe by the end of 2008. Europe remains a strategic market for us and we expect to see improvements in financial performance as volumes improve.

        Gross profit for 2007 decreased 7% from the prior year primarily due to the impact of lower volumes, underutilization of facilities in Europe and higher costs of disengaging from customers primarily in Mexico. These factors more than offset the benefits from our restructuring actions, the exiting of non-profitable business and operational efficiencies. Gross margin as a percentage of revenue was 5.2% in 2007 compared to 5.1% for 2006. During the second half of 2006, we recorded net charges totaling approximately $36 million, primarily for increased inventory provisions in Mexico, which negatively impacted our gross margin by 0.4% for 2006.

        SG&A expenses for 2007 as a percentage of revenue were 3.7% compared to 3.2% of revenue for 2006. The increase in SG&A expenses as a percentage of revenue primarily reflects the lower revenue in 2007. On an absolute basis, SG&A expenses increased 3% from the prior year reflecting higher IT consulting and support costs and higher costs due to the weakened U.S. dollar, offset partially by the benefits from our restructuring actions and lower variable compensation expenses.

        We previously announced that we would incur restructuring charges of between $20 million and $40 million for 2007. In 2007, we recorded restructuring charges of $37.3 million. In January 2008, we announced that we would incur additional restructuring charges of between $50 million to $75 million in 2008 to complete our planned restructuring actions and further reduce fixed costs and overhead expenses. We expect to complete these restructuring actions by mid-2009.

        During 2007, we resolved in our favour the remaining deficiencies relating to tax audits in the United States. As a result, we recorded a current income tax recovery during the third quarter of 2007.

Other performance indicators:

        In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Days in accounts receivable	47	42	40	41	45	42	42	39
Days in inventory	55	52	52	53	59	50	44	38
Days in accounts payable	(87)	(77)	(76)	(77)	(80)	(66)	(66)	(64)

Cash cycle days	15	17	16	17	24	26	20	13

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

        Cash cycle days for the fourth quarter of 2007 improved primarily due to improved inventory management. We have been focused on reducing inventory and improving our inventory turns. In the fourth quarter of 2007, we achieved a company high of 9.7 inventory turns, up from 6.9 turns in the fourth quarter of 2006.

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

Revenue recognition:

        We derive most of our revenue from the sale of electronic equipment that we have built to customer specifications. We recognize revenue from product sales when all of the following criteria have been met: shipment has occurred; title has passed; persuasive evidence of an arrangement exists; performance has occurred; receivables are reasonably assured of collection; and customer specified test criteria have been met. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

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

Income taxes:

        We have recorded an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining our income tax provisions. We recognize a tax benefit related to tax uncertainties when it is probable based on our best estimate of the amount that will ultimately be realized. A change to these estimates could impact the income tax provision.

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

Goodwill:

        We perform our annual goodwill impairment test in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. To the extent our company's market capitalization is less than our book value for a sustained period of time, it could be an indicator that an impairment loss has occurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a market approach. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections at the reporting unit level. A significant change to these assumptions could impact the fair value of the reporting units resulting in a change to the impairment charge. We recorded no goodwill impairment loss in 2007. Future goodwill impairment tests may result in an impairment charge.

Long-lived assets:

        We perform our annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss has incurred. We estimate the useful lives of property, plant and equipment and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and the impairment charge. We recorded a long-lived asset impairment loss in 2007. Future impairment tests may result in further impairment charges.

Restructuring charges:

        We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, costs of leased equipment that have been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the liability for lease obligations is calculated on a discounted basis based on future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, we worked with independent brokers to determine the estimated tenant rents we could expect to realize. The estimated liability could change subsequent to its initial recognition, requiring adjustments to the liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

Financial instruments:

        We use a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date to determine the fair value of our financial instruments. We use broker quotes and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, to determine the fair value of our financial instruments, including derivatives and hedged debt obligations. All methods of fair value measurement result in a general approximation of value and such value may never be realized. A change in the fair value related to fair value hedges could impact our interest expense on long-term debt and a change in the fair value related to cash flow hedges could impact our operating expenses.

Pension and non-pension post-employment benefits:

        We have pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation and compensation levels at the time of retirement, retirement ages, and expected healthcare costs. We evaluate these assumptions on a regular basis, taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

A.    Operating Results

        We are required to disclose certain information in our financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. In 2006, we had three reportable operating segments: Asia, Americas and Europe. Beginning in the first quarter of 2007, we realigned our organizational structure to manage our operations more effectively. We evaluate financial information for purposes of making decisions and assessing financial performance based on the types of services we offer. Our operating segment is comprised of electronics manufacturing and global services, which we combined for reporting purposes because our global services segment does not meet the qualitative thresholds for separate segment disclosure.

        Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to their attempts to balance their inventory, changes in their supply chain strategies or suppliers, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by the mix and seasonality of business in each of the end markets, price competition, mix of manufacturing value-add, the degree of automation used in the assembly process, capacity utilization, manufacturing effectiveness and efficiency, shortages of components or labor, the costs of ramping up programs, customer product delivery requirements, the costs and inefficiencies of transferring programs between facilities, the loss of programs and customer disengagements, the impact of foreign exchange fluctuations, the performance of third-party providers for certain IT systems and production support, the ability to manage labor, inventory and property, plant and equipment effectively, the timing of expenditures in anticipation of forecasted sales levels, and the timing of acquisitions and related integration costs, and other factors.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31
	2005	2006	2007
Revenue	100.0%	100.0%	100.0%
Cost of sales	94.3	94.9	94.8

Gross profit	5.7	5.1	5.2
SG&A	3.5	3.2	3.7
Amortization of intangible assets	0.3	0.3	0.3
Other charges	1.6	2.4	0.6
Accretion of convertible debt	0.1	—	—
Interest expense, net of interest income	0.5	0.7	0.6

Earnings (loss) before income taxes	(0.3)	(1.5)	—
Income taxes expense	(0.3)	(0.2)	(0.2)

Net loss	(0.6)%	(1.7)%	(0.2)%

Change in accounting estimates:

        Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from five years to seven years based on our experience and the extended use of these assets. As a result of this change in estimated useful life, depreciation expense included in cost of sales decreased by approximately $16 million in 2006 ($6 million in 2005).

Revenue:

        Revenue for 2007 of $8.1 billion decreased 8% from $8.8 billion in 2006. Approximately 75% of our decline year-to-year was the result of program and customer disengagements, primarily in the industrial and communications markets. Further reductions, due to lower volumes primarily in the communications market were partially offset by higher revenue from our consumer and server markets, which accounted for a 3% increase in total revenue from 2006. Revenue from our consumer and server markets increased primarily due to ramping volumes from previous program wins, new customers and stronger end market demand.

        Revenue increased 4% in 2006 to $8.8 billion compared to $8.5 billion in 2005. Revenue from our consumer market, which accounted for a 7% increase in total revenue from 2005, more than offset the declines primarily in the telecommunications and computing segments. Lower revenue from our telecommunications and computing segments accounted for a 3% decrease in total revenue from 2005, and reflected the weaker demand from a few key customers, as well as program disengagements. Revenue from our consumer customers increased over 50% from 2005 to 2006 primarily from new customer wins.

        The revenue impact of acquisitions and divestitures was not significant for 2006 or 2007.

        The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Year ended December 31
	2005	2006	2007
Enterprise communications	28%	28%	28%
Consumer	11%	18%	22%
Servers	18%	17%	19%
Telecommunications	21%	18%	14%
Storage	12%	10%	10%
Industrial, aerospace and defense	10%	9%	7%

        Historically, our primary end markets were the computing (comprised of servers and storage) and communications markets. To reduce our reliance on these end markets, we have been targeting customers in the consumer, industrial and aerospace and defense markets. Revenue from these markets represented 29% of revenue in 2007 compared to 27% of revenue in 2006 and 21% of revenue in 2005. Revenue from our consumer market increased year-over-year as a result of new customers and new business wins which more than offset the declines primarily in the industrial market. Although we have disengaged with certain non-strategic and unprofitable customers in the industrial market, we will continue to pursue opportunities in these newer markets as they are among the growing technology markets.

        Our revenue and operating results will vary from period to period depending on the level of business and seasonality in each of our end markets, as well as the mix and complexity of the products being manufactured, among other factors.

        Although we have diversified into new markets, we are still dependent on a limited number of customers in the computing and communications markets for a substantial portion of our revenue. The weakness that we experienced, particularly in the telecommunications market, negatively impacted our revenue in 2007. We expect our telecommunications market to remain weak into 2008.

        We have two customers, Sun Microsystems and Cisco Systems, which each represented more than 10% of total revenue for 2007. Two customers, IBM and Cisco Systems, each represented more than 10% of total revenue for 2006 and 2005.

        Whether any of our customers account for more than 10% of revenue in any period depends on various factors affecting our business with that customer and other customers, including seasonality of business, new program wins, program consolidations or losses, the phasing in or out of programs, changes in end-market demand, price competition and changes in our customers' supplier base or supply chain strategies.

        The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Year ended December 31
	2005	2006	2007
Top 10 customers	66%	61%	61%
Other	34%	39%	39%

        We are dependent upon continued revenue from our top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue, either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations.

        We believe our growth depends on increasing sales to existing customers for their current and future product generations, expanding our offerings to include related design, manufacturing, fulfillment and after-market services, successfully attracting new customers, and expanding our market penetration in our core markets and our newer markets, such as consumer and industrial, aerospace and defense. Customers may cancel contracts and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, we have no assurance that any of our current customers will continue to utilize our services, which could have a material adverse impact on our results of operations.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Year ended December 31
	2005	2006	2007
Gross profit (in millions)	$481.1	$451.8	$422.4
Gross margin	5.7%	5.1%	5.2%

        Gross profit for 2007 decreased 7% compared to 2006 and reflects the impact of lower volumes, underutilization of facilities in Europe and higher costs of disengaging from customers primarily in Mexico. These factors more than offset the benefits from our restructuring actions, the exiting of non-profitable business and operational efficiencies. During the second half of 2006, we recorded net charges, primarily for increased inventory provisions at two of our facilities, which negatively impacted gross margin by 0.4% for 2006.

        Gross margin was 5.1% of revenue in 2006 compared to 5.7% in 2005. Included in cost of sales for 2006 were net charges totaling approximately $36 million, recorded in the second half of 2006. The majority of this charge consisted of additional inventory provisions recorded in Mexico to cover excess inventory created by demand reductions and by ineffective inventory management processes. Excluding these inventory charges, the gross margin for 2006 would have been 5.5%. The balance of the decline in gross margin in 2006 reflected the inefficiencies in Mexico and the underutilization of facilities in Europe, which more than offset the lower costs resulting from our restructuring actions.

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

Selling, general and administrative expenses:

        SG&A expenses increased 3% to $295.1 million (3.7% of revenue) in 2007 compared to $285.6 million (3.2% of revenue) in 2006. The increase in SG&A expenses as a percentage of revenue reflects the lower revenue levels in 2007. On an absolute basis, SG&A expenses increased year-over-year reflecting higher IT consulting and support costs and higher costs due to the weakened U.S. dollar, offset partially by the benefits from restructuring actions and lower variable compensation expenses.

        SG&A expenses decreased 4% to $285.6 million (3.2% of revenue) in 2006 from $296.9 million (3.5% of revenue) in 2005. The decrease in SG&A expenses on an absolute basis reflected the benefits from exiting certain businesses, restructuring-related cost reductions and lower variable compensation expenses.

Other charges:

        We have recorded the following restructuring charges for the periods indicated (in millions):

	Year ended December 31
	2005	2006	2007
2001 to 2004 restructuring	$20.8	$3.6	$4.6
2005 to 2008 restructuring	139.3	174.5	32.7

Total restructuring	$160.1	$178.1	$37.3

        To date, we have recorded charges in connection with our restructuring plans in response to the challenging economic climate and our strategy to move production from high-cost to low-cost geographies. These actions, which included reducing our workforce and consolidating and repositioning the number and location of production facilities, were largely intended to align our capacity and infrastructure to anticipated customer requirements for more capacity in low-cost regions, as well as to rationalize our manufacturing network to lower demand levels.

        These restructuring plans were focused primarily in the Americas and Europe, as those regions had high cost structures and were most impacted by the downturn in business volumes. Approximately 31,600 employees have been released from the business in connection with these restructuring activities. Approximately 70% of the employee terminations were in the Americas, 25% in Europe and 5% in Asia. As a result of all our restructuring actions to date, we have closed or downsized over 50 facilities, primarily in the Americas and Europe. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

        We have completed the major components of the 2001 to 2004 restructuring plans, except for certain long-term lease and other contractual obligations which we expect to pay out over the remaining lease terms through 2015.

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements through additional restructuring. These restructuring actions have included facility closures and a reduction in workforce, primarily targeting our high-cost geographies where end-market demand had not recovered to the levels required to achieve sustainable profitability. We expected to complete these restructuring actions by the end of 2006 and to incur charges up to approximately $275 million. In light of our operating results for 2006 and in the course of preparing our 2007 plan in the fourth quarter of 2006, we identified additional restructuring actions which included further downsizing of workforces to reflect the volume reductions at certain facilities and reducing our overhead costs. We expected to incur restructuring charges of between $60 million and $80 million to complete these additional actions, which we expected to complete in 2007.

        We recorded restructuring charges of $160.1 million in 2005, $178.1 million in 2006 and $37.3 million in 2007. Based on the timing of the remaining transfer activities, we expect to complete the balance of the workforce reductions by the end of 2008. Our lease and other contractual obligations will be paid out over the remaining lease terms through 2010.

        Our restructuring charge for 2006 included the cost to exit one of our large high-cost European facilities. We recorded charges of $61.2 million relating to the sale of this facility, comprised of employee termination and transaction closing costs totaling $20.9 million and a non-cash loss of $40.3 million, primarily on the disposal of land and building.

        In the course of preparing our 2008 plan in the fourth quarter of 2007, we determined that additional restructuring actions should be undertaken in order to drive further operational improvements throughout our manufacturing network. These restructuring actions will further reduce our workforce and will include the closure of certain facilities. We plan to consolidate the programs from these closed facilities into our other facilities. As we complete these restructuring actions, our overall utilization and operating efficiency should improve, allowing us to service our customers through fewer and more cost-competitive facilities. When the detailed plans of these restructuring actions are finalized, which we expect to occur in early to mid-2008, we will recognize the related charges. Based on our current restructuring plans, we estimate the additional restructuring charges will be in the range of $50 million to $75 million which we expect will be recorded in 2008. We expect to complete these actions by mid-2009.

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

        Each year, we review our goodwill and our long-lived assets for impairment. We record any impairment against goodwill or long-lived assets as other charges. We may record goodwill and long-lived asset impairment charges in the future as a result of changes in the EMS industry, customer demand and other market conditions, which could have a material adverse effect on our financial condition. In 2007, we recorded an impairment against long-lived assets of $15.1 million resulting primarily from a planned facility closure. We recorded no goodwill impairment in 2007.

Interest expense on long-term debt and other interest income/expense:

        Interest expense on long-term debt in 2007 was $66.4 million compared to $67.1 million in 2006 and $48.4 million in 2005. Our interest expense primarily includes the interest costs on the 2011 and 2013 Notes. The average interest rate on the 2011 Notes, after reflecting the variable interest swap, was 8.3% for 2007 (8.2% — 2006, 6.4% — 2005). The interest rate on the 2013 Notes was fixed at 7.625%. Interest expense in 2005 included a half year of interest charges on the 2013 Notes that were issued late June 2005.

        As a result of adopting the new accounting standards for financial instruments in 2007, we have marked-to-market the bifurcated embedded prepayment options in our debt instruments. We have also applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes). The change in the fair values are recorded in interest expense on long-term debt. For 2007, we reduced interest expense by $0.6 million. The mark-to-market adjustment fluctuates as it is dependent on market conditions.

        Interest income, net of interest expense, in 2007 was $15.2 million compared to net interest income of $4.5 million in 2006 and $6.2 million in 2005. The increase in interest income primarily reflects higher interest earned on larger cash balances during the second half of 2007.

Income taxes:

        Income tax expense in 2007 was $20.8 million on earnings before tax of $7.1 million compared to an income tax expense of $14.5 million in 2006 on a loss before tax of $136.1 million and an income tax expense of $21.3 million in 2005 on a loss before tax of $25.5 million. Current income taxes for 2007 is comprised primarily of the tax expense in jurisdictions with current taxes payable and additional tax expense related to a current Canadian tax audit, offset by the current tax recovery resulting from the United States tax audit resolution. Deferred income taxes for 2007 is comprised primarily of the deferred tax expense on unrealized foreign exchange gains in Canada, offset partially by a deferred tax recovery related to a tax benefit of a write-down of restructured European operations. The income tax expense for 2005 and 2006 reflected the tax expense in certain jurisdictions with current taxes payable. Current income taxes for 2006 included a recovery relating to income tax audits in the United States. In addition, we recorded net deferred income tax liabilities in 2006 with respect to net unrealized foreign exchange gains.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2009 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. We expect to continue to comply with the conditions governing the tax holidays.

        In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $588.8 million is required in respect of our deferred income tax assets as at December 31, 2007 (December 31, 2006 — $565.5 million).

        As at December 31, 2007, the net deferred income tax liability balance was $57.3 million (December 31, 2006 — $43.0 million).

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

        We are subject to tax audits by local tax authorities. Tax authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

        In connection with tax audits in the United States, tax authorities asserted that our United States subsidiaries owed significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in our favour in the fourth quarter of 2006 which resulted in a reduction to our current income tax liabilities in 2006. In the third quarter of 2007, we resolved the remaining deficiencies in our favour which resulted in a reduction to current income tax liabilities for the third quarter of 2007. The tax audit resolution also resulted in a small reduction in the amount of our U.S. tax loss carryforwards.

B.    Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the periods indicated (in millions):

	As at December 31
	2005	2006	2007
Cash and cash equivalents	$969.0	$803.7	$1,116.7

	Year ended December 31
	2005	2006	2007
Cash provided by operations	$218.3	$39.2	$351.4
Cash used in investing activities	(111.9)	(207.9)	(36.9)
Cash provided by (used in) financing activities	(106.2)	3.4	(1.5)

Cash provided by operations:

        In 2007, we generated $351.4 million in cash primarily from earnings after adding back non-cash charges and lower working capital requirements. Lower working capital was driven primarily by lower inventory levels, partially offset by lower accounts payable balances. The decrease in inventory reflects improved inventory management. The decrease in accounts payable is primarily due to the timing of payments. For 2006, we generated $39.2 million in cash from earnings after adding back non-cash charges, partially offset by higher working capital requirements. The higher working capital requirements in 2006 was to support inventory for new customers, partially offset by the timing of payments.

Cash used in investing activities:

        In 2007, our capital expenditures were incurred primarily to expand manufacturing capabilities in China, Czech Republic and Thailand in support of new customer programs.

        Cash outflows from acquisitions were offset by cash proceeds from the sale of restructured facilities and certain businesses.

Cash provided by (used in) financing activities:

        In 2005, we issued Senior Subordinated Notes and received cash proceeds of $250.0 million. We used a portion of these proceeds to repurchase our LYONs. All of the outstanding LYONs were repurchased by the third quarter of 2005.

Cash requirements:

        As at December 31, 2007, we have contractual obligations that require future payments as follows (in millions):

	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt(i)	$750.2	$0.2	$—	$—	$500.0	$—	$250.0
Interest on long-term debt(ii)	242.6	58.4	58.4	58.4	38.8	19.1	9.5
Operating leases	184.6	47.0	37.9	29.3	19.3	7.7	43.4

(i)
Represents the principal repayments on long-term debt, including capital leases.

(ii)
Interest payments are based on the fixed rate of interest on the 2011 and 2013 Notes. Interest on the 2011 Notes does not reflect the impact of the interest rate swaps.

        In June 2004, we issued Senior Subordinated Notes due July 2011 with an aggregate principal amount of $500.0 and a fixed interest rate of 7.875%. In June 2005, we issued Senior Subordinated Notes due July 2013 with an aggregate principal amount of $250.0 and a fixed interest rate of 7.625%. We entered into agreements to swap the fixed interest on the 2011 Notes with a variable interest rate based on LIBOR plus a margin. Interest on the Notes is payable in January and July of each year until maturity. The Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2011 Notes on July 1, 2008 or later, and the 2013 Notes on July 1, 2009 or later, at various premiums above face value. The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to the Notes. These covenants also place limitations on debt incurrence, the sale of assets and our ability to incur additional debt. We were in compliance with all covenants at December 31, 2007.

        As at December 31, 2007, we have commitments that expire as follows (in millions):

	Total	2008	2009	2010	2011	2012	Thereafter
Foreign currency contracts	$446.7	$434.6	$12.1	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety and performance bonds	74.4	65.2	1.1	1.6	0.2	0.9	5.4
Capital expenditures	22.0	22.0	—	—	—	—	—

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

        At December 31, 2007, we had committed approximately $22 million in capital expenditures, principally for machinery and equipment and facilities in our low-cost geographies. Based on our current operating plans, we anticipate capital spending for 2008 to be approximately 1% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.

        The contractual obligations chart above does not include our agreement with a third-party for the outsourcing of our IT support. Our costs under this IT support agreement will fluctuate based on usage and we are permitted to terminate this agreement at any time for a declining fee.

        Our defined benefit pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments and, from time to time, make voluntary contributions to the pension plans. Based on our most recent actuarial valuations, we estimate our minimum funding requirements for 2008 to be $17.7 million. We also expect to contribute $3.4 million to the non-pension post-employment benefit plans to fund the estimated benefit payments in 2008.

        We have provided routine indemnifications whose terms range in duration and often are not explicitly defined. These could include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by individuals who claim they were purchasers of our stock, on behalf of themselves and other purchasers of our stock, during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. A parallel class proceeding has recently been issued against us and our former Chief Executive and Chief Financial Officers, in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of the expense of defending these cases, as well as potential judgments or settlement costs.

Capital Resources

        In April 2007, we renegotiated the terms of our revolving credit facility and reduced the amount available from $600.0 million to $300.0 million. We also extended the maturity from June 2007 to April 2009. Under the terms of the extension, we have pledged certain assets, including the shares of certain North American subsidiaries, as security. The extension includes improved financial covenants. At December 31, 2007, we had approximately $240 million of available credit under this facility.

        The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at December 31, 2007. Commitment fees for 2007 were $2.3 million. The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. We were in compliance with all covenants at December 31, 2007.

        We have additional uncommitted bank overdraft facilities available for operating requirements. At December 31, 2007, we had $49.5 million of available credit under these facilities. There were no borrowings outstanding under these facilities.

        We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund anticipated growth and acquisitions. The issuance and timing of additional equity or convertible debt securities could dilute current shareholders' positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. Such financings and other transactions may not be available on terms acceptable to us or at all.

        Both Standard and Poor's and Moody's Investors Service provide ratings on our senior subordinated notes and a corporate rating on Celestica. These credit ratings reflect the agencies' current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, an industry's operating environment, financial performance of the company, the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

        At February 19, 2008, our Standard and Poor's corporate rating is B+ and our senior subordinated note rating is B-, with a negative outlook. The notes rating, which is fourteenth out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. At February 19, 2008, our Moody's Investor Service corporate rating is

B1 and our senior subordinated note rating is B3, with a negative outlook. The subordinated notes rating is sixteenth out of 21 on the rating scale. Obligations rated B3 are considered to be in the lower-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could impact our future cost of borrowing. At December 31, 2007, we had significant cash balances in excess of our debt obligations.

        In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank (which has a Standard and Poor's rating of AA-), and other qualified purchasers. The program provides for the sale of up to $250.0 million in accounts receivable on a committed basis. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. As of December 31, 2007, we have sold approximately $225 million (December 31, 2006 — $320 million) in accounts receivable to the third-party bank under this program. This program expires in November 2008. We intend to renew this agreement or enter into a similar agreement before the expiration of this current program.

Financial instruments:

        Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certificates of deposit and money market funds.

        Most of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience transaction and translation gains or losses because of currency fluctuations. We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. At December 31, 2007, we had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $446.7 million. Our contracts generally extend for periods of up to 15 months. The majority of these contracts expire by March 2009. The fair value of these contracts at December 31, 2007 was a net unrealized gain of $20.0 million. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We may, from time to time, enter into additional hedging transactions to minimize our exposure to foreign currency. We cannot be assured that our hedging transactions will be successful. Our largest foreign currency exposures are in the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, Czech koruna, Singapore dollar and the Euro. With the depreciation of the U.S. dollar against these currencies, we expect to incur higher operating costs in these markets which may negatively impact operating margins in 2008.

        In connection with the 2011 Notes offering, we entered into agreements to swap the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements, which mature July 2011, is $500.0 million. The fair value of the interest rate swap agreements at December 31, 2007 was an unrealized gain of $8.7 million. The average interest rate on the 2011 Notes for 2007 was 8.3% (8.2% for 2006), after reflecting the interest rate swaps. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by $5.0 million annually.

        We are exposed to a variety of financial risks as part of our operations. See note 15 to the Consolidated Financial Statements.

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

        In 2007, we expensed management fees of approximately $1.2 million payable to Onex.

Outstanding Share Data

        As at February 25, 2008, we had 199.2 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares.

Controls and Procedures

Evaluation of disclosure controls and procedures:

        Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the Exchange Act)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the year. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the Exchange Act.

        A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

        During 2007, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's report on page F-1 of this report. Our auditors, KPMG LLP, an independent registered public accounting firm, has issued an audit report on our internal controls over financial reporting. This report appears on page F-2.

        Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,934.0	$2,223.5	$2,392.4	$2,261.8	$1,842.3	$1,937.0	$2,080.6	$2,210.5
Gross profit %	5.5%	5.6%	5.6%	3.9%	4.3%	4.7%	5.8%	6.0%
Net earnings (loss)	$(17.4)	$(30.3)	$(42.1)	$(60.8)	$(34.3)	$(19.2)	$51.5	$(11.7)
# of basic shares	226.7	227.1	227.2	227.6	228.4	229.0	229.1	229.1
# of diluted shares	226.7	227.1	227.2	227.6	228.4	229.0	229.1	229.1
Net earnings (loss)
per share — basic	$(0.08)	$(0.13)	$(0.19)	$(0.27)	$(0.15)	$(0.08)	$0.22	$(0.05)
per share — diluted	$(0.08)	$(0.13)	$(0.19)	$(0.27)	$(0.15)	$(0.08)	$0.22	$(0.05)

Comparability quarter-to-quarter:

        The quarterly data reflects the following:

  •
  the second quarter of 2006 reflects the sale of our plastics business in June 2006;

  •
  all quarters of 2006 and 2007 include the results of operations of Powerwave Technologies in the Philippines which was acquired in March 2006;

  •
  the third and fourth quarters of 2006 were impacted by a net inventory charge relating to two of our facilities;

  •
  the fourth quarters of 2006 and 2007 include the results of our annual impairment testing of long-lived assets; and

  •
  all quarters of 2006 and 2007 were impacted by our announced restructuring plans. The amounts vary from quarter to quarter.

Fourth quarter 2007 compared to fourth quarter 2006:

        Revenue for the fourth quarter of 2007 decreased 2% to $2.2 billion from $2.3 billion for the same period in 2006. Lower revenue from our communications and industrial segments accounted for an 8% decrease in total revenue from the prior period. This was offset partially by our consumer segment which grew more than 30% compared to the prior year primarily due to new customer and program wins. Higher consumer revenue accounted for a 6% increase in total revenue from the prior period. This consumer growth was higher than we anticipated due to stronger customer demand. Revenue from our communications and industrial segments has decreased, reflecting the weaker demand from a few key customers, as well as program disengagements. Gross margin increased to 6.0% of revenue for the fourth quarter of 2007 from 3.9% for the same period in 2006, primarily due to improved results for Mexico and Europe. The fourth quarter of 2006 was impacted by the net charge, primarily for increased inventory provisions taken in Mexico, which reduced gross margin by 1.3% of revenue.

Fourth quarter 2007 compared to third quarter 2007:

        Sequentially, revenue for the fourth quarter of 2007 increased 6% from the third quarter of 2007 primarily due to higher revenue from our consumer and server segments, which accounted for an 8% increase in total revenue, as these markets are seasonally stronger in the fourth quarter. This was partially offset by lower revenue from our telecommunications market, which accounted for a 2% decrease in total revenue sequentially. We expect that our telecommunications market will continue to remain weaker for us. Revenue from our enterprise communications and industrial end markets were flat sequentially. The sequential change in gross margin for the fourth quarter of 2007 reflects the impact of higher revenue, improvements in our Mexican and European operating results and benefits from our restructuring actions. The sequential reduction in net earnings is attributed primarily to higher restructuring charges, the impairment of some long-lived assets and higher net income tax expense. The third quarter of 2007 benefited from a net income tax recovery, related primarily to the U.S. tax audit resolution.

First quarter 2008 guidance:

        On January 31, 2008, we provided the following guidance for the first quarter of 2008:

Q108 — Guidance
Revenue (in billions)	$1.7 to $1.9
Adjusted net earnings per share	$0.06 to $0.11

        Our guidance is provided only on an adjusted net earnings (defined below) basis as it is difficult to forecast the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

        Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and to allow the comparison of operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and option exchange costs, and the related income tax effect of these adjustments and any significant deferred tax write-offs or recovery. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP.

        Historically, the first quarter of each year is our weakest quarter. Our revenue guidance for the first quarter of 2008 represents a 19% sequential decrease, from our fourth quarter of 2007, using the midpoint of our revenue guidance, and reflects historically consistent declines, as compared to the preceding quarter, in our consumer and communications businesses and the impact of prior program and customer disengagements. Given that the revenue in our consumer business was higher than expected in the fourth quarter of 2007, the decline in the first quarter of 2008 will have a larger impact than we usually experience in this quarter.

        From a profitability standpoint, we believe we have made sustainable improvements in our cost structure, and this is reflected in our first quarter adjusted net earnings per share guidance.

        Our first quarter of 2008 guidance is based on various assumptions by management which management believes are reasonable under the current circumstances, but may prove to be inaccurate and many of which may involve factors that are beyond the control of the Company. The material assumptions may include, assumptions regarding the following: forecasts from our customers, which range outwards from 30 days to 90 days; general economic and market conditions; currency exchange rates; product pricing levels and competition; anticipated customer demand; supplier performance and pricing; operational and financial matters; technological developments; and the execution of our restructuring plan. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our first quarter of 2008 guidance is provided for the purpose of providing information about management's current expectations and plans relating to the first quarter of 2008. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

Financial instruments:

        Effective January 1, 2007, we adopted the new standards issued by the CICA on financial instruments, hedges and comprehensive income. Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," Section 3861, "Financial instruments — disclosure and presentation, "and Section 3865, "Hedges," were effective for our first quarter of 2007. We were not required to restate prior results.

        On January 1, 2007, we made the following transitional adjustments to our consolidated balance sheet to adopt the new standards (in millions):

Increase (decrease)
Prepaid and other assets	$5.5
Other assets	(10.3)
Accrued liabilities	5.8
Long-term debt — embedded option and debt obligation	1.9
Long-term debt — unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income tax liabilities	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss — cash flow hedges	0.5

        As a result of adopting the new standards for 2007, interest expense on long-term debt decreased by $0.6 million.

        The new standards require all financial assets and liabilities to be carried at fair value in our consolidated balance sheet, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which are carried at their amortized cost. In accordance with the requirements of the new standards, we have recorded certain specific elements of our Senior Subordinated Notes at fair value while keeping the remaining amounts at cost or amortized cost. Currently, we do not have any financial assets designated as available-for-sale.

        All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in our consolidated balance sheet. The types of hedging relationships that qualify for hedge accounting have not changed under the new standards. We will continue to designate our hedges as either cash flow hedges or fair value hedges. In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent effective, are recorded in other comprehensive income (loss) (OCI) until the asset or liability being hedged is recognized in operations. Any cash flow hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is recognized in operations immediately. In a fair value hedge, changes in the fair value of hedging derivatives are offset in operations by the changes in the fair value relating to the hedged risk of the asset, liability or cash flows being hedged. Any fair value hedge ineffectiveness is recognized in operations immediately.

        Derivatives may be embedded in financial instruments (the "host instrument"). Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are similar to those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in operations. We have elected January 1, 2003 as our transition date for identifying contracts with embedded derivatives. Currently, we have prepayment options that are embedded in our Senior Subordinated Notes which meet the criteria for bifurcation. The impact of the prepayment options on our consolidated financial statements is described in note 7 of the Consolidated Financial Statements.

        The new standards require that we present a new "consolidated statement of comprehensive income (loss)" as part of our consolidated financial statements. Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) arising from self-sustaining foreign operations, which was previously classified as a separate component of shareholders' equity. Subsequent releases from OCI to operations is dependent on when the hedged items designated under cash flow hedges are recognized in operations, or upon de-recognition of the net investment in a self-sustaining foreign operation.

        In determining the fair value of our financial instruments, we used a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Broker quotes and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives and hedged debt obligations. All methods of fair value measurement result in a general approximation of value and such value may never be realized.

Accounting changes:

        In January 2007, we adopted CICA Handbook Section 1506, "Accounting changes," which requires that voluntary changes in accounting policy be made only if the changes result in financial statements that provide more reliable and more relevant information. It also requires that prior period errors be corrected retrospectively. The adoption of this standard did not impact our consolidated financial statements.

Inventories:

        In June 2007, the CICA issued Section 3031, "Inventories," which requires inventory to be measured at the lower of cost and net realizable value. The standard provides guidance on the types of costs that can be capitalized and requires the reversal of previous inventory write-downs if economic circumstances have changed to support higher inventory values. The standard is effective for 2008. Commencing in the first quarter of 2008, we are required to disclose the amount of inventory write-downs or reversals each quarter. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

Financial instruments and capital disclosure:

        In December 2006, the CICA issued Section 3862, "Financial instruments — disclosures," and Section 3863, "Financial instruments — presentation." These standards provide additional guidance on disclosing risks related to recognized and unrecognized financial instruments and how those risks are managed. The CICA also issued Section 1535, "Capital disclosures," which provides guidance for disclosing information about an entity's capital and how it manages its capital. These standards are effective for 2008. We are currently evaluating the impact of adopting these standards on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The following table sets forth certain information regarding the current directors and senior management of Celestica.

Name	Age	Position with Celestica	Residence
Robert L. Crandall	72	Chairman of the Board and Director	Florida, US
William A. Etherington	66	Director	Ontario, Canada
Richard S. Love	70	Director	California, US
Anthony R. Melman	60	Director	Ontario, Canada
Gerald W. Schwartz	66	Director	Ontario, Canada
Charles W. Szuluk	65	Director	Texas, US
Don Tapscott	60	Director	Ontario, Canada
Craig H. Muhlhauser	59	Director, President and Chief Executive Officer	New Jersey, US
Paul Nicoletti	40	Executive Vice President and Chief Financial Officer	Ontario, Canada
John J. Boucher	48	Executive Vice President, Supply Chain Management Solutions and Chief Procurement Officer	New Hampshire, US
Elizabeth L. DelBianco	48	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
John Peri	46	Executive Vice President, Global Operations	Ontario, Canada
Michael L. Andrade	44	Senior Vice President, Strategic Business Development	Ontario, Canada
Peter J. Bar	50	Senior Vice President and Corporate Controller	Ontario, Canada
Patrick F. Flynn	52	Chief Information Officer	Seattle, US
Peter A. Lindgren	45	Senior Vice President and General Manager, Growth and Emerging Market Segment	Colorado, US
Michael P. McCaughey	46	Senior Vice President and General Manager, Communications Market Segment	Quebec, Canada
Robert J. Sellers	41	Senior Vice President and General Manager, Consumer Market Segment	Hawaii, US
Rahul Suri	42	Senior Vice President and General Manager, Enterprise Market Segment	Ontario, Canada
David W. Tiley	46	Senior Vice President, Services Integration	Ohio, US

        The following is a brief biography of each of Celestica's directors and senior management:

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

        William A. Etherington has been a director of Celestica since 2001. He is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce and is a director of MDS Inc. and Onex Corporation, each of which is a public corporation. Mr. Etherington is also a director of SS&C Technologies Inc., a private firm. He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He retired from IBM in 2001 with over 37 years of service. Mr. Etherington is a member of the President's Council, The University of Western Ontario and director of St. Michael's Hospital. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

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

        Dr. Anthony R. Melman is Chairman and CEO of Nevele Inc., a company that provides strategic and financial advisory services. Previously, he was a Managing Director of Onex Corporation until January 2006, having joined the company in 1984. Dr. Melman was Senior Vice President of the Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities from 1977 to 1984. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is Chairman of The Baycrest Centre for Geriatric Care, a director of the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

        Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. Mr. Schwartz has been a director of Celestica since 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder and President (in 1977) of what is now CanWest Global Communications Corp. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc. Mr. Schwartz is Vice Chairman and a member of the Executive Committee of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, the Canadian Council of Christians and Jews, and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University, and a Doctor of Philosophy (Hon.) from Tel Aviv University.

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

        Don Tapscott is Chairman of New Paradigm, a business strategy and research company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also an internationally respected authority, consultant and writer on business strategy and organizational transformation and the author of several widely-read books on the application of technology in business. Mr. Tapscott is a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He has been a director of Celestica since 1998. Mr. Tapscott holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

        Craig H. Muhlhauser is President and Chief Executive Officer. He is also a member of the Board of Directors. Prior to holding his current position, Mr. Muhlhauser was President and Executive Vice President of Worldwide Sales and Business Development. Before joining Celestica in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. Mr. Muhlhauser was serving as President of Exide Technologies when that entity filed for bankruptcy in 2002, was named Chief Executive Officer of Exide Technologies shortly thereafter and successfully led the company out of bankruptcy protection in 2004. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, communications, utility, automotive and aerospace and defense sectors. Mr. Muhlhauser holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.

        Paul Nicoletti has been Celestica's Executive Vice President and Chief Financial Officer since June 2007. He is responsible for overseeing Celestica's accounting, financial and investor relations functions in order to protect and enhance Celestica's shareholder value. Previously, he was Senior Vice President, Finance and held the role of Corporate Treasurer, with responsibility for Celestica's global financial operations, segment financial reporting, strategic pricing, corporate tax and all corporate finance and treasury-related matters. Prior to that, Mr. Nicoletti was Vice President, Global Financial Operations, responsible for all financial aspects of Celestica's Canadian and Latin American operations. He was also previously the Controller of Celestica's Canadian EMS operations. Mr. Nicoletti joined IBM in 1989 and was part of the founding management team of Celestica. Throughout his career, he has held a number of senior financial roles in mergers and acquisitions, planning, accounting, pricing and financial strategies. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        John J. Boucher is Executive Vice President, Supply Chain Management Solutions and Chief Procurement Officer. He has led the company's Supply Chain Management Organization since November 2004. In 2008, this organization expanded into a complete Supply Chain Solutions Organization encompassing Solutions Development and integrated services offerings spanning design, fulfillment, after-market and automated manufacturing services. Previously, Mr. Boucher held the position of President, Americas, and was responsible for manufacturing operations in Canada, the U.S., Mexico and Brazil. Before joining Celestica through the company's acquisition of Manufacturers' Services Limited (MSL) in March 2004, he was MSL's Corporate Vice President of Global Supply Chain Management. Prior to joining MSL as part of the company's founding team, Mr. Boucher guided the start-up of after-market operations at Circuit Test Inc. He also spent over 17 years with Digital Equipment Corporation, where he held a number of senior roles, including managing supply chain strategies for the company's Personal Computer Division.

        Elizabeth L. DelBianco is Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary. In this role she oversees human resources, global branding, legal, contracts and communications. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. In March of 2007, Ms. DelBianco assumed the leadership of the Global Human Resources function. In this role, she oversees all human resources policies and practices and leads Celestica's efforts to attract, develop and retain key talent. In 2008, her role expanded to include responsibility for overseeing the Global Branding Organization. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts (Hon.) degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        John Peri is Executive Vice President, Global Operations. He is responsible for overseeing Celestica's manufacturing and supply chain operations in Asia, Europe and the Americas. Mr. Peri previously held the role of President, Asia Operations, with responsibility for Celestica's manufacturing footprint in China, Hong Kong,

India, Japan, Malaysia, Philippines, Singapore and Thailand. Prior to that, he held senior level positions in the areas of quality, manufacturing excellence, services and regional leadership. Mr. Peri joined IBM Canada in 1984 and was part of the founding management team of Celestica. Over the course of his career, he has held a number of leadership positions in operations, engineering and account management. He holds a Bachelor of Applied Science degree in Industrial Engineering from the University of Toronto.

        Michael L. Andrade is Senior Vice President, Strategic Business Development. In this role, he supports the company's strategy, marketing, corporate development and sales operations teams, with a focus on identifying, evaluating and leading the implementation of future opportunities that will drive growth for Celestica. Mr. Andrade joined Celestica from IBM in 1994 as part of the company's original management team, and has since held positions of increasing responsibility with the company. Prior to his current role, he was the Senior Vice President and General Manager of Celestica's Communications Market Segment. His diverse experience spans engineering, finance, operations management, mergers and acquisitions and commodity management. He holds a Bachelor of Engineering Science degree from the University of Western Ontario, a Master of Business Administration degree from York University in Ontario, and is a member of the Professional Engineers of Ontario.

        Peter J. Bar is Senior Vice President and Corporate Controller. He is responsible for all corporate external reporting, financial planning/budgeting, strategic pricing and tax-related matters. He joined Celestica in March 1998, as Vice President, Finance, Power Systems. Prior to joining Celestica, Mr. Bar was the Controller for the Personal Systems Group of IBM Canada. During his 14-year career in the information technology industry, he has served in several senior management positions for both IBM Canada and IBM's headquarters in Armonk, New York. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountant designation.

        Patrick F. Flynn is Chief Information Officer. He is responsible for aligning Celestica's IT strategy with its business goals and ensuring the company's integrated IT systems and processes provide exceptional performance for customers. Mr. Flynn joined Celestica in 2007, with over 25 years of technology and operations experience leading large, global organizations in the media, manufacturing, transportation and service industries. Most recently, he was the Senior Vice President and Chief Technology Officer of Getty Images, Inc. Prior to that, Mr. Flynn held the roles of Vice President and Chief Information Officer of PACCAR, Inc. and Vice President, Systems Development of Fruit of the Loom. Mr. Flynn holds a Bachelor of Science, Business Administration degree from San Diego State University.

        Peter A. Lindgren is Senior Vice President and General Manager, Growth and Emerging Market Segment. He leads a focused business unit that drives the strategic direction and growth of Celestica's business within key customer accounts in emerging markets. Previously, Mr. Lindgren held the role of Senior Vice President, Industry Market Segment and prior to that, was Senior Vice President, Business Development, overseeing Celestica's regional marketing and business development teams on a global basis. Prior to that, Mr. Lindgren was Vice President and General Manager, Cisco Global Customer Business Unit. He joined Celestica in February 1998, as Director of Operations in Corporate Development. Mr. Lindgren has worked in the electronics manufacturing services industry since 1985, and held a number of management positions in international operations, sales and marketing, program management and materials with SCI Systems and MTI International. He holds a Bachelor of Arts degree in Business Economics from Colorado College.

        Michael P. McCaughey is Senior Vice President and General Manager, Communications Market Segment. He is responsible for the strategic direction of the company's communications business and all key activities associated with Celestica's customer accounts in this sector. Prior to joining Celestica in June 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Vanier College, Quebec and studied Electrical Engineering at McGill University in Montreal.

        Robert J. Sellers is Senior Vice President and General Manager, Consumer Market Segment. In this role, he is responsible for the strategic direction and growth of Celestica's customers in the consumer market. Previously, Mr. Sellers was Senior Vice President, Global Sales, and prior to that, led the sales organization for Celestica's Americas and Asia regions. He joined Celestica in 2003 in the role of Vice President, Market Development in the area of Consumer Electronics. Mr. Sellers has had a 14-year career in the EMS industry. He holds a Bachelor of Science degree in Industrial and Operations Engineering from the University of Michigan.

        Rahul Suri is Senior Vice President and General Manager, Enterprise Market Segment. He sets and executes the strategy for the global enterprise IT segment of Celestica's business and is responsible for all activities associated with this business, including sales, business development and operations. Prior to this, he was Senior Vice President, Corporate Development, responsible for directing Celestica's worldwide non-organic growth initiatives, including mergers and acquisitions, joint ventures and partnerships. Prior to joining Celestica, he held various positions in the mergers and acquisitions field. He was also a visiting professor at Queen's University Law School for three years, where he taught advanced corporate law and mergers and acquisitions. Mr. Suri has a Master of Arts degree in Law from Cambridge University. He is also a member of the Law Society of Upper Canada.

        David W. Tiley is Senior Vice President, Services Integration. He is responsible for integrating Celestica's services offerings into the company's Global Operations and Supply Chain Management Solutions Organizations. Previously, Mr. Tiley led Celestica's Global Services Organization since July 2005. Before joining Celestica in 2004, Mr. Tiley was the founder, President and Chief Executive Officer of Alventive, a product lifecycle management company, focused on the new product introduction process. He was also Chief Executive Officer of Visionary Design Systems and IronCAD, and prior to that spent several years at Hewlett-Packard in a number of sales, marketing and management roles. Mr. Tiley holds a Bachelor of Science degree in Mechanical Engineering from Purdue University.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.    Compensation

Compensation of Directors

        Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (the "Governance Committee"). Under these guidelines, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Perrin Inc. ("Towers Perrin") as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate Celestica's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to Celestica's compensation versus the comparator group.

        The guidelines also contemplate that at least half of each director's compensation be paid in deferred share units ("DSUs"). Each DSU represents the right to receive one subordinate voting share of the Corporation when the director ceases to be a director. Towers Perrin provides advise to the Compensation Committee on policy recommendations prepared by management. Towers Perrin attended portions of all Compensation Committee meetings held in 2007, in person or by telephone, as requested by the Committee Chair. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Perrin.

        Celestica has a minimum shareholding requirement for independent directors (the "Guideline"). The Guideline provides that independent directors are to hold securities of Celestica with a value equivalent to five times their respective annual retainer. Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of Celestica's securities, the directors will be required to purchase further securities within a reasonable period of time to comply with the Guideline. Directors have until the later of five years from their respective first election dates and five years from April 22, 2004, the effective date of the Guideline, to meet the share ownership requirement. All of Celestica's directors are in compliance with, or on track to be in, compliance with the Guideline. See Table 3.

        Table 1 sets out the annual retainers and meeting fees payable to Celestica's directors (other than Messrs. Schwartz and Muhlhauser, who as officers of Onex and Celestica, respectively, do not receive such compensation).

Table 1: Retainers and Meeting Fees for 2008

Annual Board Retainer	$65,000
Annual Retainer for non-executive Chairman(1)	$130,000
Annual Retainer for Audit Committee Chair	$20,000
Annual Retainer for Compensation Committee Chair	$10,000
Annual Retainer for Executive Committee Chair	$10,000
Board and Committee Per Day Meeting Fee(2)	$2,500
Travel Fee(3)	$2,500
Annual DSU Grant (for directors other than the Chairman)	$65,000
Annual DSU Grant — Chairman	$130,000

(1)
The non-executive Chairman also serves as the Chair of the Governance Committee, for which no additional fee is paid.

(2)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day, except that a separate attendance fee is paid for each Executive Committee meeting, even if it occurs on the same day as other meetings.

(3)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

        Directors receive half of their fees (or all their fees, if they so elect) in DSUs. The number of DSUs paid in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the New York Stock Exchange (the "NYSE") on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs paid is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Directors also receive annual grants of DSUs. Each director receives $65,000 worth of DSUs annually, except for the Chairman, who receives $130,000 worth of DSUs annually. The number of DSUs paid is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter. Eligible directors receive an initial grant of 10,000 DSUs when they are appointed to the Board. Directors do not receive options as the Board elected to discontinue the director option program in 2004.

        DSUs that were granted prior to January 1, 2007 will be paid out in the form of subordinate voting shares issued from treasury. DSUs granted after January 1, 2007 will be paid out in the form of subordinate voting shares purchased in the open market or an equivalent value in cash. The date used in valuing the DSUs shall be a date within 90 days of the date on which the individual in question ceases to be a director. The DSUs shall be redeemed and payable on or prior to the 90th day following the date on which the individual ceases to be a director.

        The compensation paid in 2007 by the Company to our directors is set out in Table 2. None of the directors received any fee or payment from Celestica except as set out below. Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Company in 2007. Mr. Muhlhauser, as President and Chief Executive Officer of the Company, also did not receive any director's fees from the Company in 2007.

Table 2: Director Fees Paid in 2007

Name	Board Annual Retainer	Chairman Annual Retainer	Committee Chair Annual Retainer	Total Attendance Fees	Total Fees Payable	Portion of Fee Taken in Cash or Applied to DSUs	Annual DSU Grant (#)
Robert L. Crandall	$45,000	$30,000	$20,000	$95,000	$190,000	100% DSUs	6,700
William A. Etherington	$45,000	—	$10,000	$75,000	$130,000	100% DSUs	3,350
Richard S. Love	$45,000	—	—	$52,500	$97,500	50% cash and 50% DSUs	3,350
Anthony R. Melman(1)	$45,000	—	—	$42,500	$87,500	100% DSUs	3,350
Craig H. Muhlhauser	—	—	—	—	—	—	—
Gerald W. Schwartz	—	—	—	—	—	—	—
Charles W. Szuluk	$45,000	—	—	$62,500	$107,500	50% cash and 50% DSUs	3,350
Don Tapscott	$45,000	—	—	$35,000	$80,000	100% DSUs	3,350

(1)
Dr. Melman is not standing for re-election to the Board of Directors.

        The total fees paid to the Board in 2007 were $692,500. In addition, a total annual grant of 23,450 DSUs was made. Based on the closing price of Celestica subordinate voting shares on the NYSE on February 25, 2008 of $6.55, the value of the total annual DSU grant was $153,598.

Directors' Equity Interest

        The following table sets out each director's direct or indirect beneficial ownership of, or control or direction over, equity in the Corporation, and any changes therein since February 19, 2007.(1)

Table 3: Equity Interest Other than Options

							Shareholding Requirement
Director	Date	SVS(2)		DSU	RSU	Market Value*	Target Value (5x annual retainer)	Date by which target to be met		Meet or on track to meet target
		(#)		(#)	(#)
Robert L. Crandall	19-Feb-07 25-Feb-08 Change	20,000 20,000 0		94,451 128,910 34,459	62,500 62,500 0	$1,384,736	$800,000	22-Apr-09		yes
William A. Etherington	19-Feb-07 25-Feb-08 Change	10,000 10,000 0		45,856 67,086 21,230	0	$504,913	$375,000	22-Apr-09		yes
Richard S. Love	19-Feb-07 25-Feb-08 Change	5,000 5,000 0		21,865 32,094 10,229	0	$242,966	$325,000	22-Apr-09		yes
Anthony R. Melman	19-Feb-07 25-Feb-08 Change	450,000 450,000 0	(3)	26,136 41,573 15,437	0	$3,219,803	$325,000	N/A	(4)	N/A
Craig H. Muhlhauser(6)	19-Feb-07 25-Feb-08 Change	9,839 24,285 14,446		0 0 0	358,000 950,500 592,500	$6,384,842	N/A	N/A		N/A
Gerald W. Schwartz	19-Feb-07 25-Feb-08 Change	2,356,105 2,236,713 (119,392	(5) )	0 0 0	0	$14,650,470	N/A	N/A		N/A
Charles W. Szuluk	19-Feb-07 25-Feb-08 Change	1,415 1,415 0		21,807 32,848 11,041	0	$224,423	$325,000	22-Apr-09		yes
Don Tapscott	19-Feb-07 25-Feb-08 Change	5,700 5,700 0		59,662 73,806 14,144	0	$520,764	$325,000	22-Apr-09		yes

*
Based on the NYSE closing share price of $6.55 on February 25, 2008.

(1)
Information as to securities beneficially owned, directly or indirectly, or securities over which control or direction is exercised, is not within Celestica's knowledge and therefore has been provided by each nominee.

(2)
Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(3)
Includes 274,588 subordinate voting shares owned by Onex which are subject to options granted to Dr. Melman pursuant to certain management investment plans of Onex.

(4)
Dr. Melman is not standing for re-election as a director.

(5)
Includes 188,744 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex exercises control or direction, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. Includes 11,635,958 Multiple Voting Shares held by a wholly-owned subsidiary of Onex, 1,434,141 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz is deemed to be the beneficial owner of shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of shares held by Onex and Celestica Employee Nominee Corporation. The change in the number of the Celestica shares held in comparison to February 19, 2007 is in respect of shares held by Celestica Employee Nominee Corporation.

(6)
Includes RSUs and PSUs at target granted to Mr. Muhlhauser as part of his compensation as President and CEO of the Company. Mr. Muhlhauser is subject to shareholding requirements as CEO of the Company.

Historical Option Grants to Directors

        In 2005, we amended our Long Term Incentive Plan ("LTIP") to prohibit the granting of options to acquire subordinate voting shares to directors. Table 4 sets out information relating to option grants to directors between 1998 and 2004, which were made at the closing market price on the business day prior to the date of grant. Exercise prices range from $8.75 to C$72.60. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Mr. Schwartz and Dr. Melman, as employees of Onex during that period, were not granted options. Mr. Muhlhauser joined the Company in May 2005, was appointed Chief Executive Officer in November 2006 and became a director in August 2007. Table 4 includes information relating to option grants to Mr. Muhlhauser as an employee and officer of the Company.

Table 4: Options Granted to Directors

Director	Remaining Exercisable Options	Total Options Granted	Value of Exercisable In-The-Money Options(1)
			($)
Robert L. Crandall	127,500	130,000	0
William A. Etherington	33,750	35,000	0
Richard S. Love	59,375	120,000	0
Craig H. Muhlhauser(2)	208,415	1,276,244	79,334
Charles W. Szuluk	23,750	25,000	0
Don Tapscott	111,750	120,000	0

(1)
Based on the NYSE closing share price of $6.55 for subordinate voting shares on February 25, 2008.

(2)
Mr. Muhlhauser was granted options and PCOs. See "— Annual Incentive Plans."

        As of December 31, 2007, senior management and directors as a group held options to purchase a total of the following numbers of subordinate voting shares at the purchase price per share indicated below:

Number of Subordinate Voting Shares	Purchase Price Per Share
70,000		$5.88
982,784		$6.05
91,500	C$	6.27
388,384	C$	7.10
20,304		$7.50
118,000		$8.75
212,807		$10.00
3,750		$10.40
42,500		$10.62
1,050		$10.67
131,365	C$	11.43
1,406		$12.80
5,625		$12.99
50,000		$13.00
28,125		$13.52
4,000		$13.69
7,250		$14.20
54,400		$14.86
8,000	C$	15.35
15,000	C$	16.20
20,000		$16.43
26,667		$17.10
28,833		$17.15
79,800	C$	18.00
27,500		$18.25
25,000		$18.66
5,000		$19.64
6,000		$19.81
39,600	C$	20.63
3,750		$21.83
110,001	C$	22.75
3,000	C$	23.29
30,000		$23.41
6,666	C$	24.92
117,000	C$	29.11
5,000		$32.40
20,000	C$	34.50
20,000		$35.95
30,000		$44.23
30,000		$48.69
20,000	C$	66.78
20,000	C$	72.60

        These options expire at various dates from March 23, 2008 through July 31, 2017. See "— Compensation — Long-Term Incentives" below. See note 9 to the Consolidated Financial Statements in Item 18 for further information about options.

Remuneration of Named Executive Officers

        The following table sets forth the compensation received by Celestica's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executives of Celestica and its subsidiaries (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Company.

Table 5: Summary Compensation

Long-Term Compensation Awards
Units Subject to Resale Restriction — Restricted Share/Performance Share Units(4)(5)
Annual Compensation(1)
Name and Position	Year	Salary	Annual Incentive(2)	Securities Under Options Granted(3)		All Other Compensation(6)
		(US$)	(US$)	(#)	(US$)	(US$)
Craig H. Muhlhauser President and Chief Executive Officer	2007 2006 2005	750,000 566,667 343,750	560,650 0 237,064	450,000 702,000 124,244	3,857,175 1,010,350 2,210,000	54,838 12,100 6,981
Paul Nicoletti(7)(8) EVP, Chief Financial Officer	2007 2006 2005	476,658 265,961 239,373	258,137 11,569 88,437	241,500 37,880 21,591	1,448,718 294,090 332,500	21,687 16,867 10,735
John Peri(8) EVP, Global Operations	2007 2006 2005	486,290 394,797 328,271	159,932 52,884 140,490	130,000 121,212 20,455	1,114,297 268,886 315,000	402,711 412,998 263,657
Elizabeth L. DelBianco(8) EVP, Chief Legal and Administrative Officer and Corporate Secretary	2007 2006 2005	415,523 361,111 321,915	192,567 24,434 145,361	120,000 36,364 21,591	1,028,580 282,330 332,500	16,463 19,319 22,700
Rahul Suri(8) SVP, Enterprise Market Segment	2007 2006 2005	454,292 430,335 402,806	243,973 29,750 148,817	60,000 30,304 18,864	514,290 235,272 290,500	18,155 22,044 1,832,603
Anthony Puppi(8) former EVP, Chief Financial Officer	2007 2006 2005	188,512 714,286 668,593	N/A 0 351,305	N/A 0 60,990	N/A 0 747,500	1,510,396 7,118 6,663

(1)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2)
Amounts in this column represent incentive payments made to the Named Executive Officers through the annual incentive program and a discretionary bonus payment for 2007.

(3)
All amounts in this column represent options or PCOs. Annual option grants were granted on February 5, 2008 with an exercise price of $6.51/C$6.51, which were the closing prices for Celestica subordinate voting shares on February 4, 2008 on the NYSE and TSX, respectively. Options vest over 4 years. Celestica did not grant PCOs in 2007. PCOs vest over 3 years and are subject to performance conditions. See "— Performance Contingent Stock Options." The number of PCOs is included at target performance. The number that will actually vest will vary from 0-200% of target.

(4)
Amounts shown represent RSUs and PSUs issued under the LTIP or the CSUP, valued as of the grant date. The RSUs for 2007 were granted on February 5, 2008 and vest in thirds on a yearly basis with the final vesting on December 1, 2010. The share price used to value the units granted on February 5, 2008 is $6.51 which was the closing price of Celestica subordinate voting shares on the NYSE on February 4, 2008. PSUs are subject to performance conditions (see "— Performance Share Units") and vest on completion of the performance period (typically three years). The number of PSUs is shown in the tables below at target performance. The number that will actually vest will vary from 0-200% of the target amount shown. Dividends or dividend equivalents are not paid on the RSUs or PSUs issued under the LTIP or CSUP.

(5)
The table below represents the number of share units granted for 2007, as set forth in the Summary Compensation Table, and the corresponding vesting dates.

Celestica's Mid-Term Incentive Plan Awards*

	Restricted Share Units		Performance Share Units
Name	Units Granted(i)	Release Date	Units Granted	Release Date	Released Minimum Performance	Released Target Performance	Released Maximum Performance
	(#)		(#)		(#)	(#)	(#)
Craig H. Muhlhauser	367,500	December 1, 2010	225,000	February 5, 2011	0	225,000	450,000
Paul Nicoletti	148,200	May 7, 2010 — December 1, 2010	75,000	February 5, 2011	0	75,000	150,000
John Peri	106,167	December 1, 2010	65,000	February 5, 2011	0	65,000	130,000
Elizabeth L. DelBianco	98,000	December 1, 2010	60,000	February 5, 2011	0	60,000	120,000
Rahul Suri	49,000	December 1, 2010	30,000	February 5, 2011	0	30,000	60,000
Anthony Puppi	N/A	N/A	N/A	N/A	N/A	N/A	N/A
*
See "— Mid-Term and Long-Term Incentives" for a description of the material terms of the awards.

(i)
All amounts shown in this column represent RSUs were granted for 2007 on February 5, 2008 with the exception of Mr. Nicoletti. Mr. Nicoletti was granted 10,700 RSUs on May 7, 2007; 15,000 RSUs on July 31, 2007 and 122,500 RSUs on February 5, 2008.

        The table below represents the aggregate number of units outstanding at target performance levels for each of the Named Executive Officers, and the value of such units as at December 31, 2007 based on a share price of $5.80 (the closing price of the subordinate voting shares on the NYSE on December 31, 2007). Units granted on February 5, 2008 are not included in this table.

Performance/Restricted Share Units Outstanding as at December 31, 2007

Name	Type of Unit	Aggregate Number of Units	Value of each Unit type at December 31, 2007	Total value as at December 31, 2007
		(#)	(US$)	(US$)
Craig H. Muhlhauser	RSU	184,000	1,067,200	2,076,400
	PSU	174,000	1,009,200
Paul Nicoletti	RSU	74,672	433,098	623,848
	PSU	32,888	190,750
John Peri	RSU	13,500	78,300	440,475
	PSU	62,444	362,175
Elizabeth L. DelBianco	RSU	47,583	275,981	463,512
	PSU	32,333	187,531
Rahul Suri	RSU	34,672	201,098	394,041
	PSU	33,266	192,943
Anthony Puppi	RSU	N/A	N/A	N/A
	PSU	N/A	N/A
Total	RSU	354,427	2,055,677	3,998,276
	PSU	334,931	1,942,599
(6)
Amounts shown in the column represent: (i) amounts contributed under Celestica's pension plans and arrangements for Messrs. Nicoletti, Peri, Suri and Ms. DelBianco (see "— Pension Plans") and amounts contributed to the US Plan for Mr. Muhlhauser, (ii) Celestica contributions to CESOP for Messrs. Muhlhauser, Puppi and Peri (see "— Celestica Employee Share Ownership Plan"); (iii) in Mr. Suri's case, a retention bonus in 2005; (iv) other compensation for Mr. Peri includes assignment related payments that include housing expenses of $80,028 for 2005, $174,623 for 2006 and $151,714 for 2007; (v) other compensation for Mr. Muhlhauser includes housing expenses of $33,685 for 2007 while he is in Canada; and (vi) in Mr. Puppi's case, a payment in connection with his retirement from the Company.

(7)
Mr. Nicoletti was promoted to EVP, Chief Financial Officer on June 18, 2007 and received a grant of 10,700 RSUs on May 7, 2007 and a grant of 15,000 RSUs on July 31, 2007. He also received a stock option grant of 91,500 options on July 31, 2007 with an exercise price of C$6.27.

(8)
Messrs. Nicoletti, Peri, Suri and Puppi and Ms. DelBianco are paid in Canadian dollars. Amounts shown are in U.S. dollars converted at a rate of C$1.0742 for 2007, C$1.1340 per US$1.00 for 2006, C$1.2115 per US$1.00 for 2005.

Options Granted for Year Ended December 31, 2007

        The following table sets out options to purchase subordinate voting shares granted by the Company to the Named Executive Officers in relation to the year ended December 31, 2007.

Table 6: Options Granted during 2007

Name	Securities, Under Options Granted(1)	% of Total Options Granted to Employees in 2007	Exercise or Base Price		Market Value of Securities Underlying Options on the Date of Grant		Expiration Date
	(#)		($/Security)		($/Security)
Craig H. Muhlhauser	450,000	18%		$6.51		$6.51	Feb. 5, 2018
Paul Nicoletti(2)	241,500	10%	C$ C$	6.27/ 6.51	C$ C$	6.27/ 6.51	July 31, 2017; Feb. 5, 2018
John Peri	130,000	5%	C$	6.51	C$	6.51	Feb. 5, 2018
Elizabeth L. DelBianco	120,000	5%	C$	6.51	C$	6.51	Feb. 5, 2018
Rahul Suri	60,000	2%	C$	6.51	C$	6.51	Feb. 5, 2018
Anthony Puppi	N/A	0%		N/A		N/A	N/A

(1)
All amounts shown in this column represent options. Options granted in respect of 2007 were granted on February 5, 2008 with an exercise price of $6.51/C$6.51, being the NYSE and TSX closing share price of the subordinate voting shares on the day prior to the date of grant, with the exception of 91,500 options granted to Mr. Nicoletti.

(2)
Mr. Nicoletti was granted 91,500 options on July 31, 2007 with an exercise price of C$6.27 and 150,000 options on February 5, 2008 with an exercise price of C$6.51, which were the TSX closing share prices of the subordinate voting shares on the days prior to the respective grants.

Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2007

        The following table sets out certain information with respect to options to purchase subordinate voting shares that were exercised by Named Executive Officers during the year ended December 31, 2007 and subordinate voting shares under option to the Named Executive Officers as at December 31, 2007 as well as the number of share units released during 2007 under those plans with a multi-year payout.

Table 7: Options Exercised During 2007, Value of Share Awards Released During 2007
and Value of Options as at December 31, 2007

				Unexercised Options at December 31, 2007(1)		Value of Unexercised in-the-Money Options at December 31, 2007(2)
	Subordinate Voting Shares Acquired on Exercise		Value of Share Awards Released During 2007(3)
		Aggregate Value Realized
Name				Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	(US$)		(#)	(#)	(US$)	(US$)
Craig H. Muhlhauser	0	0	0	37,374	788,870	0	0
Paul Nicoletti	0	0	68,875	52,863	148,974	0	0
John Peri	0	0	57,396	64,539	139,095	0	0
Elizabeth L. DelBianco	0	0	57,396	76,039	55,383	0	0
Rahul Suri	0	0	45,917	63,133	46,702	0	0
Anthony Puppi	0	0	1,328,585	0	0	0	0

(1)
Performance options are included at target performance level. The number that will actually vest will vary from 0-200% of the target amount shown.

(2)
Based on the closing price of the subordinate voting shares on the NYSE on December 31, 2007 of $5.80.

(3)
Compensation values shown for Messrs. Nicoletti, Peri and Suri and Ms. DelBianco are based on a release date of December 9, 2007 using a share price of C$5.77 and converted into US$ at a rate of 1.0053 per U.S.$1.00. Compensation values shown for Mr. Puppi are based on a release date of February 2, 2007 using a share price of C$7.10 for 200,000 RSUs and a release date of May 7, 2007 using a share price of C$7.64 for 17,400 RSUs and converted into U.S.$ at a rate of C$1.1755 and C$1.1024, respectively, per US$1.00.

Compensation Philosophy and Objectives

        Celestica's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Company. We benchmark the Company against a peer group of direct EMS competitors and other technology companies of similar size to Celestica.

        Compensation for executives is linked to Celestica's performance; it is positioned at the median of the peer group for median level performance, with the opportunity for above median compensation for performance that exceeds that of the peer group and less than median compensation for performance that is below that of the peer group.

        The compensation package is designed to:

  •
  Provide competitive fixed compensation (i.e., base salary and benefits), and a substantial amount of pay at risk. At risk pay will be realized through the annual, mid-term and long term incentive plans.

  •
  Reward executives for achieving operational and financial results that meet or exceed our business plan and that are superior to those of our competitors through both annual incentives and equity-based mid-term and long-term incentives.

  •
  Reward executives for achieving sustained, profitable growth that creates shareholder value through equity-based compensation (i.e., mid-term and long-term incentives).

  •
  Recognize that the executives work as a team to achieve corporate results.

  •
  Ensure direct accountability for the annual operating results and the long term financial performance of the Company.

        The compensation of Celestica's executive officers is comprised of the following elements: base salary, short-term incentives (annual variable cash payments), mid-term incentives (performance and restricted share units), long-term incentives (options) and benefits. The following chart summarizes each element of compensation.

Table 8: Compensation Elements

Element	Form	Eligibility	Performance Period	Determination
Base Salary	Cash	All executives, up to and including CEO	1 year	• Salary benchmarking at market median and individual performance determines pay level.
Annual Incentive	Cash	All executives, up to and including CEO	1 year	• Various combinations of corporate and business unit results, depending on position.
• Individual results.
• Performance relative to key competitors for SVP level and above.

Mid-Term Incentive	Restricted Share Units ("RSUs")	All executives, up to and including CEO	For grants prior to 2008 — units typically released at the end of the 3 years term For grants in 2008, released 1/3 annually
• Each RSU entitles the holder to receive one subordinate voting share of Celestica on the release date.
• Initial grant value is based on market median compensation and individual performance.
• Final value is based on the share price at time of release.
Mid-Term Incentive	Performance Share Units ("PSUs")	All executives, up to and including CEO	Typically 3 years, released at end of the period
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
• Final value is based on share price at time of exercise relative to the exercise price, which is the closing market price on the business day prior to the date of the grant.
Benefits	Health, dental, pension, life insurance and long-term disability programs.	All employees	Ongoing	• Based on market median in local geography.

Comparator Companies and Market Positioning

        The Compensation Committee benchmarks all elements of executive compensation against executive compensation of a comparator group of North American companies in the technology sector with revenue similar to that of Celestica and including at least four of the Company's direct competitors in the electronics manufacturing services industry (the "EMS Competitors"). The Compensation Committee reviews and approves the comparator companies each year. In addition, when establishing executive compensation, including the granting of incentives and equity-based elements, the Compensation Committee considers the potential value to the executives at different levels of corporate performance and the Company's stock price.

        For executive positions where no direct comparison exists or where there is insufficient data within that group, benchmarking is done using executive salary survey data for organizations similar in size to Celestica pursuant to a process approved by the Compensation Committee.

        Target compensation is benchmarked at the market median (50th percentile) for both executive and non-executive levels for performance at the median of the market, with additional compensation available for above median performance.

Weighting of Compensation Elements

        At the executive levels, a high portion of the weighting includes "at risk" components which comprise an annual cash incentive and equity-based incentive awards. The variable portion of total compensation has the highest weighting at the most senior levels. We are also subject to the United States Sarbanes-Oxley Act of 2002. Accordingly, if we were required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, our Chief Executive Officer and Chief Financial Officer would be required to reimburse the Company for any bonuses or incentive-based compensation they had received during the 12-month period following the restatement as well as any profits they had realized from the sale of corporate securities during that period.

        Rewards are contingent on organizational performance and ensure a strong alignment with shareholder interests. The weighting of compensation elements for 2007 is set out in the following chart.

Table 9: Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity
CEO	12.5%	12.5%	75.0%
EVP	21.5%	17.0%	61.5%
SVP	33.5%	16.5%	50.0%
VP	47.0%	16.5%	36.5%

Base Salary

        Base salaries are established by taking into account individual performance and experience, level of responsibility and competitive pay practices through market median benchmarking. Base salaries are reviewed annually and adjusted as appropriate. Although base salaries are not directly linked to corporate performance, the Company considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments. The Compensation Committee reviews and recommends to the Board individual salary increases for the Chief Executive Officer, as well as all Executive and Senior Vice Presidents.

Annual Incentive Plans

Celestica Executive Team Incentive Plan

        Senior executives of the Company participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to achievement relative to pre-determined targets for financial and customer results at a corporate or business unit level, individual performance and the Corporation's performance relative to that of EMS Competitors on key financial metrics.

Business Results Based on ROIC, EBIAT (defined below) and Customer Loyalty	X	Target Annual Incentive % of Salary	X	Individual Performance Factor	X	Relative Performance Factor	=	Annual Incentive Payment % of Salary

        Corporate targets are based on return on invested capital ("ROIC"), Earnings before Interest, Amortization and Taxes ("EBIAT") and customer loyalty. Targets are approved by the Board on the recommendation of the Compensation Committee.

        Results for these metrics determine the amount of the annual cash incentive. In addition, each metric of the incentive plan is capped at a target level of achievement unless a corporate profitability threshold is met. In 2007, corporate business results were below target.

        For those executives at the level of Senior Vice President and higher, the Compensation Committee reviews each executive's individual performance relative to business results, teamwork and the executive's key accomplishments. This assessment is factored into the executive's actual award and can increase or decrease the value of the incentive award.

        The Compensation Committee also evaluates the Company's performance for the year relative to that of the EMS Competitors. This evaluation is based on performance metrics relating to ROIC but is ultimately within the Committee's discretion. Improvements in ROIC over the year resulted in a relative performance factor of 90%. In 2007, annual incentive payments to most executives were substantially below target. The average senior executive payment was about 23% of the target annual incentive amount. See "— Special Discretionary Bonus."

Mid-Term and Long-Term Incentives

        Celestica's mid-term and long-term equity-based incentives for senior executives consist of RSUs, PSUs, and stock options. The objectives of the mid-term and long-term equity-based incentive plans are to:

  •
  align employee interests with those of shareholders and incent appropriate behaviours for long-term performance;

  •
  reward employees for their contribution to Celestica's success; and

  •
  enable the Company to attract and retain the qualified and experienced employees who are critical to the Company's success.

        The equity mix varies by employee level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results.

        The Compensation Committee approves all awards under equity-based incentive plans for the Chief Executive Officer and the Executive and Senior Vice Presidents.

        Mid-term and long-term incentives to employees are issued under the LTIP, which allows Celestica to satisfy its obligations by issuing shares from treasury, acquiring shares in the market or paying cash. Incentives are also issued under the Celestica Share Unit Plan (the "CSUP"), which provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that Celestica may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the subordinate voting shares that may be issued under the terms of the CSUP. In determining the number of equity grants to be made in a given year, Celestica targets a maximum level for both "burn rate" and "overhang" after taking into account competitive practice with reference to a comparison group that includes its direct competitors. "Burn rate" refers to the number of shares reserved for issuance under equity plans in a given year relative to the total number of shares outstanding. "Overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding. Celestica is taking measures to lower the "overhang" and "burn rate" and has considerably reduced the number of stock option grants it now awards. In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

        The equity incentive mix for all executives is calculated using a target of 30% PSUs, 40% RSUs and 30% options. Actual mix may vary.

        Equity grants to Mr. Muhlhauser in respect of 2007 performance consisted of RSUs, PSUs and stock options. Such equity based "at risk" compensation constituted 75% of Mr. Muhlhauser's targeted compensation.

        Under the 2007 annual grant on February 5, 2008, Celestica provided Mr. Muhlhauser the following equity-based compensation:

  •
  225,000 PSUs. This assumes vesting at the target level of 100%. The actual number that vests will vary from 0 to 200% depending on performance. See "— Performance Share Units.";

  •
  367,500 RSUs; and

  •
  450,000 stock options.

        The value of Mr. Muhlhauser's annual equity grants is approximately $5,300,000, based on a share price of $6.51 (the closing price of the subordinate voting shares on the NYSE on February 4, 2008).

Restricted Share Units

        RSUs for executives are granted annually based on the recommendation of the CEO and subject to the approval of the Board. These grants are to be paid in the form of subordinate voting shares at the release date, which generally is approximately three years from the date of the grant. RSUs granted on February 5, 2008 will be released approximately one-third per year. The number of RSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group.

        The total number of RSUs granted to executives, including the Chief Executive Officer, as part of the 2007 annual grant was 1,702,254.

        Throughout the year, Celestica also grants RSUs for new hire or retention purposes.

Performance Share Units

        The use of PSUs allows Celestica to link rewards for executives more closely with individual and corporate performance. PSUs for executives are granted based on the recommendation of the CEO and subject to the approval of the Board. The number of PSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. These grants convert into subordinate voting shares and are released in full at the end of the performance period (approximately three years).

  •
  The number of PSUs that vests is determined by Celestica's rank compared to the EMS Competitors on a ROIC performance metric as outlined in Table 10.

  •
  High performance means units vest above the target level which results in an award above market median. Conversely, low performance will result in an award below market median or no award.

        The total number of PSUs issued as part of the 2007 annual grant to executives, including the Chief Executive Officer, was 1,042,250 units at the target, or 100% achievement, level. The number of PSUs that actually vests will range from 0 to 200% of target depending on the Company's relative performance ranking.

        For PSUs that vested in January 2008 or earlier, the number of shares that vested depended on Celestica's absolute ranking relative to a comparator group of four direct competitors. The vesting schedule is shown in Table 10.

Table 10: Performance Vesting
PSU Vesting Schedule

Performance	Performance Multiplier
1st Ranked	200% of target
2nd Ranked	150% of target
3rd Ranked	100% of target
4th Ranked	50% of target
5th Ranked	0% of target

        Based on performance in 2007, 50% of the target number of PSUs that were due to vest in 2007 actually vested.

        For PSUs vesting in 2009 and later, the number of shares that vests will depend on Celestica's ranking relative to a comparator group of direct competitors as follows:

  •
  If Celestica's performance is equal to, or greater than, that of the highest performing comparator, 200% of the units will vest.

  •
  If Celestica's performance is equal to the median performance of the comparator group, 100% of the units will vest.

  •
  If Celestica's performance is the lowest of the group, 0% of the units will vest.

  •
  For performance between the median of the group and the highest performer, the number of shares that vests will be prorated between 100% and 200% on a straight-line basis.

  •
  For performance between that of the lowest performer and the median of the group, the number of shares that vests will be prorated between 0% and 100% on a straight-line basis.

Stock Options

        Stock options are granted annually under Celestica's LTIP, based on the recommendation of the Chief Executive Officer and subject to the approval of the Board. Stock options vest 25% annually over four years. The term of the options is ten years.

        The total number of stock options granted to executives as part of the 2007 annual grant was 2,084,500. Throughout the year, Celestica also grants stock options for new hire or retention purposes.

Performance Contingent Stock Options

        In the past, PCOs have been granted to the Chief Executive Officer, Executive Vice Presidents and selected Senior Vice Presidents. For 2007, no PCOs were issued and the Company does not expect to issue any in the future.

        The number of PCOs that vests each year is dependent on Celestica's performance on a return on capital measure relative to that of the EMS Competitors for the relevant year, similar to the vesting schedule outlined for PSUs in Table 10. The number of PCOs that vests will range from 0 to 200% depending on the Company's performance ranking. A "catch up" provision applies such that PCOs that did not vest in a prior year due to performance will vest if in year two or three Celestica ranks first or second on its ROIC performance metric.

        High performance means PCOs vest at above the target level and results in an award above market median compensation. Conversely, low performance will result in an award below market median or no award.

        Based on performance, 50% of the target number of PCOs due to vest in 2007 actually vested.

Employee Share Purchase and Option Plans (the "ESPO Plans")

        Celestica has issued subordinate voting shares and has granted options to acquire subordinate voting shares for the benefit of certain of its employees and executives pursuant to the ESPO Plans which were in effect prior to Celestica's initial public offering. No further options or subordinate voting shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

        Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each subordinate voting share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the subordinate voting shares acquired under the ESPO Plans.

        Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans were fully vested as of December 31, 2002. All subordinate voting shares acquired by employees under the ESPO Plans, and which have not been sold by the employees, are held either by the employee or by HSBC Securities (Canada) Inc. in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of such employees.

Celestica Employee Share Ownership Plan (the "CESOP")

        The CESOP enables eligible employees, including executive officers, to acquire subordinate voting shares, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Company will contribute 25% of the amount that the employee contributes, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase subordinate voting shares of the Company on the open market.

Executive Share Ownership

        The Company has share ownership guidelines for the Chief Executive Officer and Executive Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in Celestica stock as shown in Table 11 below. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the latest of: implementation of the guidelines (January 26, 2005); date of hire; or promotion to a level subject to ownership guidelines.

Table 11: Share Ownership Guidelines

Ownership Guidelines
CEO	3 × Salary
EVPs	2 × Salary

        Compliance is reviewed annually on January 31. In assessing compliance, Celestica shares beneficially owned by the executive and all RSUs are included.

Special Discretionary Bonus

        The Compensation Committee recognized that a number of the Company's significant financial and operational improvements in 2007 were not reflected in the results of the Celestica Executive Team Incentive Plan. The Board therefore authorized discretionary bonuses for individuals who contributed to the Company's accomplishments but were not rewarded for the contribution in the annual incentive plan. Awards to all Senior Vice Presidents and above were approved by the Board. Awards to other individuals were approved by the Chief Executive Officer. The total amount paid to Vice Presidents and above was approximately $2,570,000.

Pension Plans

        Mr. Muhlhauser participates in the "US Plan." The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code. Under the US Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. Celestica may make contributions for the benefit of eligible employees. The US Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third party fund managers.

        During the year ended December 31, 2007, Celestica contributed $13,500 in the aggregate to the US Plan for the benefit of Mr. Muhlhauser, which amount is included in the Summary Compensation table under "All Other Compensation." Except as described above, no other amounts were contributed by Celestica during the year ended December 31, 2007 for the purpose of providing pension, retirement or similar benefits for Mr. Muhlhauser.

        Celestica's non-contributory pension plan (the "Canadian Pension Plan") has a defined benefit and a defined contribution portion, the defined benefit plan provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55.

        Messrs. Peri, Nicoletti and Suri and Ms. DelBianco participate only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% to 6.75% of salary and paid annual incentive based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti, Peri and Suri and Ms. DelBianco participate in the Canadian Pension Plan. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits.

        The 2007 percentage contribution and amounts are outlined below in Table 12. All amounts are included in the Summary Compensation table under "All Other Compensation".

Table 12: Retirement Benefit

2007 Canadian Contributions

Name	Contribution %	Contribution C$
Paul Nicoletti	5.20%	$23,296
John Peri	6.00%	$34,280
Elizabeth L. DelBianco	3.75%	$17,684
Rahul Suri	3.75%	$19,502

        Mr. Puppi participated only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Canadian Pension Plan is of a modified career average design with benefits based on a three-year average of salary and paid annual incentive to December 31 of a designated base year (the "Base Year"). In 2006, the Base Year was updated to December 31, 2005 and may be updated from time to time until December 31, 2009. Benefits for the period from October 22, 1996 to December 31, 2005 are calculated by multiplying years of service by the sum of (a) 0.9% of the three-year average of salary and paid annual incentive up to the yearly maximum pensionable earnings ("YMPE") level and (b) 1.45% of the three-year average of salary and paid annual incentive above the YMPE. Until the next Base Year update, benefits for each year after December 31, 2005 equals the sum of (a) 0.9% of that year's salary and paid annual incentive up to the YMPE level, and (b) 1.45% of the salary and paid annual incentive for that year above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

        The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Table 13: Canadian Pension Plan

Canadian Pension Plan Table(1)(2)

	Years of Service
Earnings Average	15	20	25	30+(3)	35
$100,000	$20,000	$27,000	$34,000	$40,000	$40,000
$200,000	$40,000	$54,000	$67,000	$81,000	$81,000
$300,000	$61,000	$81,000	$101,000	$121,000	$121,000
$400,000	$81,000	$107,000	$134,000	$161,000	$161,000
$500,000	$101,000	$134,000	$168,000	$201,000	$201,000
$600,000	$121,000	$161,000	$201,000	$242,000	$242,000
$700,000	$142,000	$188,000	$236,000	$282,000	$282,000
$800,000	$161,000	$215,000	$269,000	$322,000	$322,000
$900,000	$182,000	$242,000	$303,000	$363,000	$363,000
$1,000,000	$201,000	$269,000	$336,000	$403,000	$403,000

(1)
This table assumes total of retirement age and years of service is greater than or equal to 80.

(2)
All amounts are shown converted into US dollars from Canadian dollars at an average 2007 exchange rate of US$1.00 = C$1.0742.

(3)
The maximum years of credited service for purposes of the Canadian Pension Plan is 30.

        During the year ended December 31, 2007, Celestica accrued an aggregate of C$94,762 to provide pension benefits to Messrs. Nicoletti, Peri and Suri and Ms. DelBianco pursuant to the Canadian Pension Plan. No other amounts were contributed or accrued during the year ended December 31, 2007 for the purpose of providing pension, retirement or similar benefits for Messrs. Nicoletti, Peri and Suri and Ms. DelBianco.

Supplementary Disclosure on Pension Arrangements

        Pension benefits under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan are considered to be an integral part of the overall total compensation for certain executives, including Mr. Puppi, the only Named Executive Officer who participated in the defined benefit portion. In considering the value of the pension benefits provided to Mr. Puppi under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan, the Compensation Committee considers the annual pension service costs, the accrued liability associated with the pension and the annual pension that would have been available to Mr. Puppi upon retirement. The following table illustrates changes in the accrued liability from December 31, 2006 to December 31, 2007, including the annual pension service cost for the 2007 fiscal year for Mr. Puppi, calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in Celestica's financial statements for the financial year ended December 31, 2007, in accordance with generally accepted accounting principles.

Table 14: Supplemental Disclosure on Pension Arrangements

Name	Accrued Pension Liability at December 31, 2006(1) (C$)	2007 Service Cost(1) (C$)	Other Special Termination Benefits Change in Liability in 2007(2) (C$)	Other Change in Liability in 2007(3) (C$)	Accrued Pension Liability at December 31, 2007(1) (C$)
Anthony Puppi	4,477,000	35,500	1,224,000	(361,500)	5,375,000

(1)
Pension service cost is the value of the projected pension earned for the year of service credited for the 2007 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to December 31, 2006 or December 31, 2007, as indicated. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in Celestica's financial statements, in accordance with generally accepted accounting principles. These are estimated amounts based on these assumptions and may change over time. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. This method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(2)
The other special termination benefits change in the obligation includes the impact of special benefits granted to Mr. Puppi upon his retirement on April 1, 2007.

(3)
Other changes in obligation include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. The most significant changes for the 2007 fiscal year relates to the change in the applicable discount rate from 5.10% to 5.50%.

Securities Authorized for Issuance Under Equity Compensation Plans

Table 15: Equity Compensation Plans as at December 31, 2007

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)
Equity Compensation Plans Approved by Securityholders	Employee Share Purchase and Option Plan (ESPO)	84,442	$7.50	0
	International Manufacturing Services Inc. (IMS) (plan acquired as part of acquisition)	66,201	$8.12	0
	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	250,040	$15.49	0
	LTIP (Options)	7,794,218	$13.24/C$20.56	20,130,963
	LTIP (RSUs)	133,284	N/A	1,004,807
	Total:(2)	8,328,185	$13.45/C$20.53	21,135,770
Equity Compensation Plans Not Approved by Securityholders		4,083,989	N/A	N/A
	Total:	12,412,174	N/A	21,135,770

(1)
Excluding securities that may be issued upon exercise of outstanding options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 3.65% of the total number of outstanding shares (ESPO — 0.04%; IMS — 0.03%; MSL — 0.11%; LTIP (Options) 3.41%; and LTIP (RSUs) — 0.06%).

        The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by Celestica since the company was listed on the TSX. Under the LTIP, the Board may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights ("SARs") to employees and consultants, the eligible participants, of Celestica and affiliated entities.

        Under the LTIP, up to 29,000,000 subordinate voting shares may be issued from treasury. The number of subordinate voting shares which may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, no more option grants under the LTIP will be made to directors. Under the LTIP, as of February 25, 2008, 1,936,728 subordinate voting shares have been issued from treasury and 9,798,972 subordinate voting shares are issuable under outstanding options. Also as of February 25, 2008, 27,063,272 subordinate voting shares are reserved for issuance from treasury under the LTIP. In addition, Celestica may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market.

        The LTIP limits the number of subordinate voting shares that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, in each case to 10% of the aggregate issued and outstanding subordinate voting shares and MVS of Celestica. The LTIP also limits the number of subordinate voting shares which may be reserved for issuance to any one participant pursuant to options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to 5% of the aggregate issued and outstanding subordinate voting shares and MVS of Celestica.

        Options issued under the LTIP may be exercised during a period determined under the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or affiliated entities. The exercise price for options issued under the LTIP is the closing price for subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that Celestica may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase subordinate voting shares upon the exercise of options or to assist the participants to pay any income tax exigible upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. Celestica has no such loans or guarantees outstanding.

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the subordinate voting shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the weighted average price for subordinate voting shares on the TSX during the period five trading days preceding the exercise date. Such amounts may also be payable by the issuance of subordinate voting shares. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

        Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the Board in its discretion. The number of subordinate voting shares which may be issued from the treasury of Celestica under the performance unit program is limited to 2,000,000 and the number of subordinate voting shares which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and Multiple Voting Shares of Celestica.

        In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

        The interests of any participant under the LTIP or in any option, SAR or performance unit are not transferable, subject to limited exceptions.

        The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee and approved by the Board.

Employment Agreements

        As of December 31, 2007, the following Named Executive Officers had termination of employment and change of control arrangements with Celestica:

Mr. Muhlhauser

        Mr. Muhlhauser's employment agreement provides that he is entitled to certain severance benefits if, during a change in control period at the Company (defined in his agreement as the period commencing on the date the Company enters into a binding agreement for a change in control, announces an intention to effect a change in control or the board adopts a resolution that a change in control has occurred and ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period), he is terminated without cause or resigns for reasons specified in his agreement. The amount of the severance payment for him is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Company, together with a portion of his expected annual incentive for the year prorated to the date of termination. The current annual base salary and simple average of incentives awarded under the Celestica Executive Team Incentive Plan for the last three years for Mr. Muhlhauser are as follows:

Table 16: Base Salary and Target Annual Incentive

	2008 Base Salary	Average Incentive

Craig H. Muhlhauser	$1,000,000	$132,571

        In addition, his agreement provides for (a) a cash settlement to cover benefits that would otherwise be payable during the severance period, and (b) the continuation of contributions to his pension and retirement plans until the third anniversary following his termination.

        Upon a change in control or upon termination without cause during a change in control period or resignation for reasons specified in his agreement during a change in control period, (a) the options granted to Mr. Muhlhauser vest immediately, (b) the PCOs and PSUs granted to him vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to him shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for reasons specified in his agreement, Mr. Muhlhauser is entitled to payments and benefits that are substantially similar to those provided following termination during a change in control period, except that (a) there is no accelerated vesting of options or PCOs, (b) RSUs and PSUs that are not subject to performance conditions as to vesting shall vest immediately on a pro rata basis based on the number of full years of employment completed between the date of grant and the termination of employment, and unvested RSUs and PSUs that are subject to performance conditions as to vesting, shall be cancelled, and (c) the Company's obligations regarding severance payments and the cash settlement to cover benefits are for a two-year period following termination.

Messrs. Nicoletti and Suri and Ms. DelBianco

        The employment agreements for each of Messrs. Nicoletti and Suri and Ms. DelBianco provide that they are entitled to certain severance benefits if, during a change in control period at the Company (defined in their agreements as the period commencing on the date the Company enters into a binding agreement for a change in control, announces an intention to effect a change in control or the board adopts a resolution that a change in control has occurred and ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period), they are terminated without cause or resign for reasons specified in their agreements. The amount of the severance payment for each of them is equal to three times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. The 2008 annual base salary and 2008 target annual incentive for each of them are as follows:

Table 17: Base Salary and Target Annual Incentive

	2008 Base Salary	2008 Target Annual Incentive

Paul Nicoletti	$507,382	$405,906

Elizabeth L. DelBianco	$439,768	$351,815

Rahul Suri	$454,292	$272,575

        In addition, each of their agreements provides (a) for a cash settlement to cover benefits that would otherwise be payable during the severance period, and (b) for the continuation of contributions to their pension and retirement plans until the third anniversary following their termination

        Upon a change in control or upon termination without cause during a change in control period or resignation for reasons specified in each of their agreements during a change in control period, (a) the options granted to each of them vest immediately, (b) the PCOs and PSUs granted to each of them vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for reasons specified in each of their agreements, they are entitled to payments and benefits that are substantially similar to those provided following termination during a change in control period, except that (a) there is no accelerated vesting of options, PCOs, PSUs and RSUs, and (b) the Company's obligations regarding severance payments, the continuation of benefit plans and contributions to or continuation of their pension and retirement plans are for a two-year period following termination.

Mr. Peri

        The terms of employment with the Company for Mr. Peri are governed by the Company's Executive Policy Guidelines (the "Executive Guidelines"). Upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control of the Company, Mr. Peri is entitled to a severance payment equal to two times his annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of his annual incentive for the year prorated to the date of termination. The 2008 annual base salary and 2008 target annual incentive for Mr. Peri are as follows:

Table 18: Base Salaries and Target Annual Incentives

	2008 Base Salary	2008 Target Annual Incentive

John Peri	$500,130	$400,104

        Under the Executive Guidelines, the pension and group benefits of Mr. Peri discontinue on the date of termination. In addition, upon a change in control or upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control (a) all options granted to Mr. Peri vest immediately, (b) the RSUs granted to him vest immediately, and (c) the PSUs granted to him vest immediately at target level of performance.

        Outside of the two-year period following a change in control, upon termination without cause, Mr. Peri is entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that there is no accelerated vesting of options, RSUs and PSUs.

Mr. Puppi

        Mr. Puppi's employment agreement, except for certain non-competition, confidentiality and non-solicitation provisions, was not in effect as of December 31, 2007 because his employment terminated during the year. The total of cash payments paid to Mr. Puppi upon his retirement on April 1, 2007 was $1,508,099.

Indemnification Agreements

        Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.

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

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. Etherington, Mr. Szuluk and Mr. Tapscott, all of whom are independent directors. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; review annually, and submit to the Board of Directors for approval, the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; review and recommend to the Board of Directors the compensation of the CEO based on the Board of Directors' assessment of the annual performance of the CEO; review and recommend to the Board of Directors the compensation of our most senior executives; review our succession plans for key executive positions; and review and approve material changes to our organizational structure and human resource policies.

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

D.    Employees

        Celestica has over 42,000 permanent and temporary (contract) employees worldwide as at December 31, 2007. The following table sets forth information concerning our employees by geographic location:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2005	15,000	6,000	26,000
December 31, 2006	12,000	5,000	25,000
December 31, 2007	10,000	6,000	26,000

        As at December 31, 2007, approximately 11,000 temporary (contract) employees were engaged by Celestica worldwide. During 2007, approximately 3,200 employees were terminated as a result of restructuring actions. See note 11 to the Consolidated Financial Statements in Item 18 for further information on the restructurings.

        The number of employees in the Americas at December 31, 2007 has decreased from the prior year due to the downsizing or closure of some of our higher-cost American facilities and from a reduction in our workforce in Mexico, primarily in response to lower revenue levels. The number of employees in Europe and Asia at December 31, 2007 has increased primarily to support new business in these regions.

        Certain information concerning employees is set forth in Item 4, "Information on the Company — Business Overview — Human Resources."

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 25, 2008 by each director who holds shares and each of the Named Executive Officers and all directors and senior management of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(3)	147,500 SVS	*	*	*
William A. Etherington(4)	43,750 SVS	*	*	*
Richard S. Love(5)	64,375 SVS	*	*	*
Anthony Melman(7)(8)(9)	491,573 SVS	*	*	*
Gerald W. Schwartz(6)(10)	29,637,316 MVS	100.0%	12.9%	78.8%
	2,236,713 SVS	1.1%	1.0%	*
Charles W. Szuluk(11)	25,165 SVS	*	*	*
Don Tapscott(12)	117,450 SVS	*	*	*
Craig H. Muhlhauser	232,700 SVS	*	*	*
Paul Nicoletti	102,142 SVS	*	*	*
John Peri	149,794 SVS	*	*	*
Elizabeth L. Delbianco	103,451 SVS	*	*	*
Rahul Suri	85,032 SVS	*	*	*
Anthony P. Puppi	78,070 SVS	*	*	*
All directors and senior management as a group (21 persons, including above)(13)	29,637,316 MVS 4,125,552 SVS	100.0% 2.1%	12.9% 1.8%	78.8% *
Total percentage of all equity shares and total percentage of voting power			14.8%	79.2%

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

(3)
Includes 127,500 subordinate voting shares subject to exercisable options.

(4)
Includes 33,750 subordinate voting shares subject to exercisable options.

(5)
Includes 59,375 subordinate voting shares subject to exercisable options.

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

(9)
Dr. Melman is not standing for re-election as a director.

(10)
Includes 188,744 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex and 1,434,141 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant certain of Celestica's employee share purchase and option plans. Mr. Schwartz, a director of Celestica, is the

  Chairman of the Board, President and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(11)
Represents 23,750 subordinate voting shares subject to exercisable options.

(12)
Represents 111,750 subordinate voting shares subject to exercisable options.

(13)
Includes 1,335,161 subordinate voting shares subject to exercisable options.

        MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 25, 2008, approximately 1,700 persons held options to acquire an aggregate of approximately 10,200,000 subordinate voting shares. Most of these options were issued pursuant to the ESPO Plan and Long-Term Incentive Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to options outstanding as at February 25, 2008.

Outstanding Options

Beneficial Holders	Number of subordinate voting shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (13 persons in total)	20,304	$7.50	March 23, 1998	March 23, 2008
	46,056	$10.67-C$20.63	During 1999	January 1, 2009-January 20, 2009
	3,750	$21.83	During 2000	October 13, 2010
	9,750	$10.40-$19.81	During 2001	May 22, 2011-October 31, 2011
	38,375	$13.52-C$23.29	During 2002	May 10, 2012-December 18, 2012
	142,000	$18.66/C$29.11	December 3, 2002	December 3, 2012
	13,625	$12.99-C$15.35	During 2003	February 11, 2013-April 18, 2013
	138,834	$17.15/C$22.75	January 31, 2004	January 31, 2014
	58,333	$16.43-C$24.92	During 2004	March 15, 2014-June 8, 2014
	134,200	$14.86/C$18.00	December 9, 2004	December 9, 2014
	65,000	$13.00-C$16.20	During 2005	June 6, 2015-July 5, 2015
	344,172	$10.00/C$11.43	January 31, 2006	January 31, 2016
	1,371,168	$6.05/C$7.10	February 2, 2007	February 2, 2017
	161,500	$5.88/C$6.27	July 31, 2007	July 31, 2017
	1,270,000	$6.51/C$6.51	February 5, 2008	February 5, 2018
Directors who are not Senior Management	118,000	$8.75	July 7, 1998	July 7, 2008
	50,000	$23.41/C$34.50	July 7, 1999	July 7, 2009
	50,000	$48.69/C$72.60	July 6, 2000	July 6, 2010
	50,000	$44.23/C$66.78	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	42,500	$10.62	April 18, 2003	April 18, 2013
	27,500	$18.25	May 10, 2004	May 10, 2014

All other Celestica Employees (other than IMS and MSL) (approximately 1,600 persons in total)	64,138	$7.50	March 23, 1998	March 23, 2008
	261,890	$8.75	July 3, 1998- July 7, 1998	July 3, 2008-July 7, 2008
	260,725	$13.69-$23.88	During 1999	January 1, 2009-September 21, 2009
	82,200	$39.03/C$57.85	December 7, 1999	December 7, 2009
	10,300	$48.69-$63.44	During 2000	July 6, 2010-August 1, 2010
	55,660	$56.19/C$86.50	December 5, 2000	December 5, 2010
	13,400	$24.91-$44.23	During 2001	April 9, 2011-July 7, 2011
	106,810	$41.89/C$66.06	December 4, 2001	December 4, 2011
	62,600	$13.10-C$39.57	During 2002	May 8, 2012-December 10, 2012
	893,615	$18.66/C$29.11	December 3, 2002	December 3, 2012
	80,500	$10.62-$19.90	During 2003	January 31, 2013-December 10, 2013
	1,018,795	$17.15/C$22.75	January 31, 2004	January 31, 2014
	134,775	$13.28-C$22.89	During 2004	January 19, 2014-November 5, 2014
	268,544	$14.86/C$18.00	December 9, 2004	December 9, 2014
	113,920	$9.71-C$16.90	During 2005	January 5, 2015-December 5, 2015
	406,473	$10.00/C$11.43	January 31, 2006	January 31, 2016
	64,468	$9.23-C$12.54	During 2006	February 6, 2016-December 5, 2016
	782,212	$6.05/C$7.10	February 2, 2007	February 2, 2017
	257,753	$5.47-C$7.76	During 2007	February 26, 2017-December 7, 2017
	814,500	$6.51/C$6.51	February 5, 2008	February 5, 2018
IMS Employees(1)	66,201	$3.75-$13.31	During 1998	March 16, 2008-December 18, 2008
MSL Employees(2)	16,114	$10.67-$12.80	During 1998 and 1999	April 6, 2008-November 1, 2009
	92,380	$8.37-$58.00	During 2000 and 2001	February 1, 2010-October 31, 2011
	91,840	$10.91-$15.20	During 2002 and 2003	February 4, 2012-September 8, 2013

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

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 25, 2008 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS." MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	29,637,316 MVS	100.0%	12.9%	78.8%
		2,047,969 SVS	1.0%	*	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	29,637,316 MVS	100.0%	12.9%	78.8%
		2,236,713 SVS	1.1%	1.0%	*
MacKenzie Financial Corporation(5)(6)	Indirect	31,393,005 SVS	15.8%	13.7%	3.3%
Letko, Brosseau & Ass. Inc.(7)(8)	Indirect	14,581,390 SVS	7.3%	6.4%	1.6%
Phillips, Hager & North Investment Management Ltd.(9)(10)	Indirect	16,657,587 SVS	8.4%	7.3%	1.8%
Tetrem Capital Management Ltd.(11)(12)	Indirect	10,506,170 SVS	5.3%	4.6%	1.1%
Brandes Investment Partners, LP(13)(14)	Indirect	15,315,352 SVS	7.7%	6.7%	1.6%
Total percentage of all equity shares and total percentage of voting power				52.6%	88.5%

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

(2)
The address of such shareholders is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,434,141 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, and 160,492 subordinate voting shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.
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

(4)
Includes 188,744 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(5)
The address of this shareholder is: 150 Bloor Street West, Suite M111, Toronto, Ontario, Canada M5S 3B5.

(6)
This information reflects share ownership as of December 31, 2007 and is taken from Schedule 13G filed by MacKenzie Financial Corporation with the SEC on February 14, 2008.

(7)
The address of this shareholder is: 1800 McGill College Avenue, Suite 2510, Montreal, Quebec, Canada H3A 3J6.

(8)
This information reflects share ownership as of December 31, 2007 and is taken from Schedule13G filed by Letko, Brosseau & Ass. Inc. with the SEC on February 12, 2008.

(9)
The address of this shareholder is: 200 Burrard Street, 20th Floor, Vancouver, British Columbia, Canada V6C 3N5.

(10)
This information reflects share ownership for the period ended January 31, 2008 and is taken from the Alternative Monthly Report under Part 4 of National Instrument 62-103 filed by Phillips, Hager & North Investment Management Ltd. with the Canadian securities regulators on February 6, 2008.

(11)
The address of this shareholder is: 1450-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6.

(12)
This information reflects share ownership as of December 31, 2007 and is taken from the Schedule 13G filed by Tetrem Capital Management Ltd. with the SEC on February 13, 2008.

(13)
The address of this shareholder is: 11988 EL Camino Real, Suite 500, San Diego, California 92130.

(14)
This information reflects share ownership as of December 31, 2007 and is taken from Schedule 13G filed by Brandes Investment Partners, LP with the SEC on February 14, 2008.

        Onex's ownership percentages have not changed significantly during the past three years. FMR Corp. was a major shareholder in 2005 and 2006 but ceased being a holder of any SVS in 2007. Phillips, Hager & North Investment Management Ltd. has varied its ownership percentage during the past three years (2007 — 8.4%; 2006 — 10.8% and 2005 — 7.0%). Each of MacKenzie Financial Corporation, Tetrem Capital Management Ltd., Letko, Brosseau & Ass. Inc. and Brandes Investment Partners, LP became a holder of 5% or more of the SVS during 2007.

Holders

        On February 25, 2008, there were approximately 1,900 holders of record of subordinate voting shares, of which 461 holders, holding approximately 52% of the outstanding subordinate voting shares, were resident in the United States and 423 holders, holding approximately 48% of the outstanding subordinate voting shares, were resident in Canada.

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

Indebtedness of Directors and Senior Officers

        As at February 25, 2008, no executive officer or member of the Board of Directors of Celestica was indebted to Celestica in connection with the purchase of subordinate voting shares or in connection with any other transaction. The aggregate indebtedness of all employees to Celestica as of February 25, 2008 was less than $50,000, none of which related to the purchase of shares of Celestica.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements."

Litigation

        We are party to litigation from time to time. We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, prospects or financial condition of Celestica. However, we are a party to certain securities class action lawsuits commenced against Celestica that contain claims against the Company and other persons in connection with our inventory and financial effects of our restructuring including the execution issues in our facility in Mexico as set forth in Item 3D, "Risk Factors," and in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations." We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of the expense of defending these cases, as well as potential judgments or settlement costs.

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

  The annual high and low market prices for the five most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2003	$20.29	$9.55	392,558,600
Year ended December 31, 2004	21.15	12.25	334,246,600
Year ended December 31, 2005	14.65	9.26	221,567,700
Year ended December 31, 2006	12.02	7.68	189,612,500
Year ended December 31, 2007	8.01	5.32	327,398,900

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2003	C$	27.98	C$	13.50	339,281,662
Year ended December 31, 2004		27.84		15.47	266,103,490
Year ended December 31, 2005		14.66		9.29	183,773,547
Year ended December 31, 2006		13.93		8.90	183,891,193
Year ended December 31, 2007		9.48		5.68	300,052,192

  The high and low market prices for each full fiscal quarter for the two most recent fiscal years

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2006
First quarter	$12.02	$9.90	42,452,900
Second quarter	11.90	8.48	48,270,700
Third quarter	10.88	7.87	44,940,500
Fourth quarter	11.97	7.68	53,948,400
Year ended December 31, 2007
First quarter	$8.01	$5.93	102,440,993
Second quarter	7.09	6.25	72,485,248
Third quarter	6.43	5.32	79,135,203
Fourth quarter	7.22	5.56	73,337,456

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2006
First quarter	C$	13.93	C$	11.18	29,024,108
Second quarter		13.68		9.46	31,864,270
Third quarter		12.14		8.90	36,604,108
Fourth quarter		13.71		8.92	86,398,707
Year ended December 31, 2007
First quarter	C$	9.48	C$	6.90	100,748,656
Second quarter		7.87		6.72	58,908,400
Third quarter		6.85		5.72	57,432,064
Fourth quarter		6.95		5.68	82,963,072

  The high and low market prices for each month for the most recent six months

	NYSE
	High	Low	Volume
	(Price per SVS)
September 2007	$6.14	$5.81	17,412,700
October 2007	7.12	6.16	26,894,950
November 2007	7.22	5.87	27,838,960
December 2007	5.96	5.56	18,603,546
January 2008	5.79	4.92	26,587,061
February 2008	6.86	6.18	41,760,970

	TSX
	High		Low		Volume
	(Price per SVS)
September 2007	C$	6.46	C$	5.99	10,299,567
October 2007		6.95		6.15	26,384,721
November 2007		6.68		5.71	30,025,663
December 2007		5.89		5.68	26,552,688
January 2008		5.85		4.91	15,035,394
February 2008		6.82		6.19	21,301,431

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The subordinate voting shares are listed on the NYSE and the TSX.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expense of the Issue

        Not applicable.

Item 10. Additional Information

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the Canadian Securities Administrators, the NYSE and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes Oxley Act of 2002. Today, we meet and often exceed not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Celestica complies with the TSX rules. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. NYSE rules require approval of all equity compensation plans regardless of whether new issuances or treasury shares are used.

        We submitted a certificate of Craig H. Muhlhauser, our CEO, to the NYSE in 2007 certifying that he was not aware of any violation by Celestica of its corporate governance listing standards.

Corporate Social Responsibility

        We have a heritage of strong corporate citizenship. We uphold a set of corporate values that places importance on corporate social responsibility, including environmental protection, the respectful and fair treatment of employees, health and safety, ethics and corporate giving. We also uphold a business conduct governance policy which details the ethics and practices we consider necessary for a positive working environment, and the high legal and ethical standards to which our employees are held accountable. We also have a formal corporate giving program — Celestica Giving.

        In 2004, along with OEMs including IBM, HP and Dell and several EMS peers, we co-developed the Electronics Industry Citizenship Coalition (EICC) which sets standards to ensure that: working conditions in the electronics industry supply chain are safe; workers are treated with respect and dignity; and manufacturing processes are environmentally responsible. We are currently working to implement the EICC globally, both internally and with our first tier suppliers.

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

C.    Material Contracts

        Information about material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report are described in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources."

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, except as described under Item 10(E), "Taxation," below.

E.    Taxation

Material Canadian Federal Income Tax Considerations

        The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a "U.S. Holder") who acquires subordinate voting shares and who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada United States Income Tax Convention (1980) (the "Tax Treaty"), at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm's length and is not affiliated with Celestica, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to whom the subordinate voting shares are designated insurance property (as defined in the Canadian Tax Act).

        This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 26, 2008, and Celestica's understanding of the current published administrative practices of the Canada Revenue Agency.

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

  Taxation of Dividends

        By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on subordinate voting shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner (or is deemed to be the beneficial owner) of such dividends will generally be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns (or is deemed to beneficially own) at least 10% of the voting stock of Celestica. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., generally are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Celestica would not be required to withhold such tax from dividends paid or credited to such organization.

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian Tax Act) (other than treaty-protected property, as defined in the Canadian Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange (or, pursuant to certain proposed amendments to the Canadian Tax Act, a designated stock exchange) for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. Provided that they are listed on a prescribed stock exchange (or designated stock exchange) for purposes of the Canadian Tax Act (which includes the TSX and NYSE), subordinate voting shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to Celestica or the subordinate voting shares are otherwise deemed by the Canadian Tax Act to be taxable Canadian property. Even if the subordinate voting shares are taxable Canadian property to a U.S. Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of March 4, 2008, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        Individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2011 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

  Taxation of Disposition of Subordinate Voting Shares

        Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition. A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on subordinate voting shares." A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate taxpayers. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

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

        We believe that we were not a PFIC in 2007. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, based on our current business plan, we are uncertain whether or not we will become a PFIC in 2008 or in the foreseeable future. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC, if we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

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

  Information Reporting and Back-up Withholding

        Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends and proceeds arising from certain sales or other taxable dispositions of subordinate voting shares will be subject to information reporting. Backup withholding tax, at the rate of 28%, will apply if a United States Holder (a) fails to furnish the United States Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that the United States Holder has previously failed to properly report items subject to backup withholding tax, or (c) fails to certify, under penalty of perjury, that the United States Holder has furnished the United States Holder's correct U.S. taxpayer identification number and that the IRS has not notified the United States Holder that the United States Holder is subject to backup withholding tax. However, United States Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a United States Holder's U.S. federal income tax liability, if any, or will be refunded, if the United States Holder follows the requisite procedures and timely furnishes the required information to the IRS. United States Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below provides information about our foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2007, these contracts had a fair value net unrealized gain of U.S.$20.0 million.

	Expected Maturity Date
	2008	2009	2010	2011	2012 and thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
Contract amount in millions
Receive C$/Pay U.S.$
Contract amount	$204.6	$12.1	$—	$—	$—	$216.7	$15.8
Average exchange rate	$0.95	$1.01
Receive Thai Baht/Pay U.S.$
Contract amount	$73.8	—	—	—	—	$73.8	$0.7
Average exchange rate	$0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$52.7	—	—	—	—	$52.7	$1.2
Average exchange rate	$0.30
Receive Mexican Peso/Pay U.S.$
Contract amount	$49.9	—	—	—	—	$49.9	$0.4
Average exchange rate	$0.09
Receive Czech Koruna/Pay U.S.$
Contract amount	$28.6	—	—	—	—	$28.6	$1.2
Average exchange rate	$0.05
Receive Singapore $/Pay U.S.$
Contract amount	$23.0	—	—	—	—	$23.0	$0.7
Average exchange rate	$0.68
Receive U.S.$/Pay Euro
Contract amount	$2.0	—	—	—	—	$2.0	—
Average exchange rate	$1.47

Total	$434.6	$12.1	$—	$—	$—	$446.7	$20.0

Interest Rate Risk

        Our existing debt is comprised of capital lease commitments amounting to $0.2 million. These capital lease commitments are not sensitive to changes in interest rates.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500.0 million due 2011, with a fixed interest rate of 7.875%. In connection with the notes offering, we entered into interest rate swap agreements which hedge the fair value of the 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million. The agreements are effective as of June 2004 and mature July 2011. The average interest rate on the 2011 Notes for 2007 was 8.3% (2006 — 8.2%; and 2005 — 6.4%), after reflecting the interest rate swap. As a result of entering into the interest rate swap agreements, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $5.0 million annually. We designated the interest rate swap agreements as fair value hedges. At December 31, 2007, we recognized $8.7 million in other long-term assets to reflect the fair value of the interest rate swap agreements.

        At December 31, 2007, the approximate fair value of our 7 7/8% Senior Subordinated Notes and 7 5/8% Senior Subordinated Notes were 96% and 94% of their face values on December 31, 2007, respectively, based on quoted market rates or prices.

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

Item 16. [Reserved.]

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

Item 16C. Principal Accountant Fees and Service

        The external auditor is engaged to provide services pursuant to pre-approval policies and procedures established by the Audit Committee of Celestica's Board of Directors. The Audit Committee approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee must approve any non-audit services provided by the auditor and does so only if it considers that these services are compatible with the external auditor's independence.

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2006 or 2007. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $3.9 million in 2007 and $3.7 million in 2006 for audit services.

Audit-Related Fees

        KPMG billed $0.2 million in 2007 and $0.5 million in 2006 for audit-related services.

Tax Fees

        KPMG billed $0.6 million in 2007 and $0.7 million in 2006 for tax compliance, tax advice and tax planning services.

All Other Fees

        KPMG did not perform any other services for us.

Pre-approval Policies and Procedures Percentage of Services Approved by Audit Committee

        All KPMG services and fees are approved by the Audit Committee.

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

Item 18. Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19. Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Bylaw No. 1	20-F	001-14832	May 22, 2001	1.8
1.11	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.12	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.13	Bylaw No. 4	20-F	001-14832	May 19, 2004	1.13
1.14	Bylaw No. A	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11
2.4	First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 17, 2004	4.21
2.5	Second Supplemental Indenture, dated as of December 30, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	20-F	0001-14832	March 21, 2005	2.7
2.6	Third Supplemental Indenture, dated as of June 23, 2005, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6 K	0001 14832	June 20, 2005	4.22

2.7	Fourth Amended and Restated Revolving Term Credit Agreement, April 12, 2007, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders					X
4.	Certain Contracts:
4.1	Amended and Restated Management Services Agreement, dated as of July 1, 2003, among Celestica Inc., Celestica North America Inc. and Onex Corporation	F-4	333-110362	November 10, 2003	10.1
4.2	Stock Purchase Agreement, dated January 8, 2002, between NEC Corporation, NEC Miyagi, Ltd., NEC Yamanashi, Ltd., 1325091 Ontario Inc., and Celestica Inc.*	20-F	001-14832	April 21, 2003	3.8
4.3	Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited	F-4	333-110362	November 10, 2003	2.1
4.4	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser					X
4.5	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Paul Nicoletti					X
4.6	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco					X
4.7	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Peter J. Bar	20-F	001-14832	March 21, 2005	4.9
4.8	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Rahul Suri	20-F	001-14832	March 21, 2005	4.15
4.9	Executive Employment Agreement, dated as of July 26, 2006, between Celestica Inc., Celestica International Inc. and Anthony P. Puppi					X
4.10	Canadian Share Unit Plan	20-F	001-14832	March 21, 2005	4.16
4.11	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20

4.12	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.13	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)**					X
15.1	Celestica Audit Committee Mandate	20-F	001-14832	March 21, 2006	15.1
15.2	Consent of KPMG LLP, Chartered Accountants					X

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

CELESTICA INC.
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Executive Vice President Chief Legal and Administrative Officer and Corporate Secretary
Date: March 25, 2008

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

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, has issued an unqualified opinion of the effectiveness of the Company's internal control over financial reporting.

February 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited Celestica Inc.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's report on internal control over financial reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have conducted our audits on the consolidated financial statements, in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the two years ended December 31, 2007, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 13, 2008 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada	/s/ KPMG LLP
February 13, 2008	Chartered Accountants, Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. (the "Company") as of December 31, 2006 and 2007 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the two years ended December 31, 2007, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 13, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Toronto, Canada	/s/ KPMG LLP
February 13, 2008	Chartered Accountants, Licensed Public Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$803.7	$1,116.7
Accounts receivable (note 2(e))	973.2	941.2
Inventories (note 2(f))	1,197.9	791.9
Prepaid and other assets	111.0	126.2
Income taxes recoverable	31.2	19.8
Deferred income taxes (note 12)	3.8	3.8

	3,120.8	2,999.6
Property, plant and equipment (note 4)	553.6	466.0
Goodwill from business combinations (note 5)	854.8	850.5
Intangible assets (note 5)	60.1	35.2
Other assets (note 6)	97.0	119.2

	$4,686.3	$4,470.5

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,193.6	$1,029.8
Accrued liabilities (notes 11 and 20(e))	487.9	402.6
Income taxes payable	42.7	14.0
Deferred income taxes (note 12)	1.1	—
Current portion of long-term debt (note 7)	0.6	0.2

	1,725.9	1,446.6
Long-term debt (note 7)	750.2	758.3
Accrued pension and post-employment benefits (notes 14 and 20(d))	54.9	70.4
Deferred income taxes (note 12)	47.5	63.3
Other long-term liabilities	13.2	13.7

	2,591.7	2,352.3
Shareholders' equity:
Capital stock (note 9(b))	3,576.6	3,585.2
Warrants (note 9(b))	8.4	3.1
Contributed surplus	179.3	190.3
Deficit	(1,696.2)	(1,716.3)
Accumulated other comprehensive income (note 10)	26.5	55.9

	2,094.6	2,118.2

	$4,686.3	$4,470.5

Commitments, contingencies and guarantees (note 16).
Canadian and United States accounting policy differences (note 20).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2005	2006	2007
Revenue	$8,471.0	$8,811.7	$8,070.4
Cost of sales	7,989.9	8,359.9	7,648.0

Gross profit	481.1	451.8	422.4
Selling, general and administrative expenses (SG&A)	296.9	285.6	295.1
Amortization of intangible assets (note 5)	28.4	27.0	21.3
Integration costs related to acquisitions (note 3)	0.6	0.9	0.1
Other charges (note 11)	130.9	211.8	47.6
Accretion of convertible debt (note 8)	7.6	—	—
Interest on long-term debt (note 7)	48.4	67.1	66.4
Interest income, net of interest expense	(6.2)	(4.5)	(15.2)

Earnings (loss) before income taxes	(25.5)	(136.1)	7.1
Income taxes expense (recovery) (note 12):
Current	36.9	(40.7)	14.4
Deferred	(15.6)	55.2	6.4

	21.3	14.5	20.8

Net loss	$(46.8)	$(150.6)	$(13.7)

Basic loss per share	$(0.21)	$(0.66)	$(0.06)
Diluted loss per share	$(0.21)	$(0.66)	$(0.06)
Shares used in computing per share amounts (in millions):
Basic	226.2	227.2	228.9
Diluted	226.2	227.2	228.9
Net loss in accordance with U.S. GAAP (note 20)	$(42.8)	$(149.3)	$(16.1)
Basic loss per share, in accordance with U.S. GAAP (note 20)	$(0.19)	$(0.66)	$(0.07)
Diluted loss per share, in accordance with U.S. GAAP (note 20)	$(0.19)	$(0.66)	$(0.07)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

	Year ended December 31
	2005	2006	2007
Net loss	$(46.8)	$(150.6)	$(13.7)
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	(21.9)	7.1	8.7
Net gain on derivatives designated as cash flow hedges	—	—	37.5
Net gain on derivatives designated as cash flow hedges reclassified to operations	—	—	(16.3)

Comprehensive income (loss)	$(68.7)	$(143.5)	$16.2

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Convertible Debt (note 8)	Capital Stock (note 9)	Warrants (note 9)	Contributed Surplus	Deficit
Balance — December 31, 2004	$210.2	$3,559.1	$8.9	$142.9	$(1,473.6)
Repurchase of convertible debt	(210.2)	—	—	—	(25.2)
Shares issued	—	8.0	—	—	—
Warrants cancelled	—	—	(0.5)	0.5	—
Stock-based costs (note 9)	—	—	—	21.1	—
Other	—	(4.8)	—	5.4	—
Net loss for the year	—	—	—	—	(46.8)

Balance — December 31, 2005	—	3,562.3	8.4	169.9	(1,545.6)
Shares issued	—	14.3	—	—	—
Stock-based costs (note 9)	—	—	—	8.8	—
Other	—	—	—	0.6	—
Net loss for the year	—	—	—	—	(150.6)

Balance — December 31, 2006	—	3,576.6	8.4	179.3	(1,696.2)
Change in accounting policy (note 2)	—	—	—	—	(6.4)
Shares issued	—	8.6	—	—	—
Warrants cancelled	—	—	(5.3)	5.3	—
Stock-based costs (note 9)	—	—	—	5.1	—
Other	—	—	—	0.6	—
Net loss for the year	—	—	—	—	(13.7)

Balance — December 31, 2007	$—	$3,585.2	$3.1	$190.3	$(1,716.3)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2005	2006	2007
Cash provided by (used in):
Operations:
Net loss	$(46.8)	$(150.6)	$(13.7)
Items not affecting cash:
Depreciation and amortization	152.7	134.2	130.8
Deferred income taxes (note 12)	(15.6)	55.2	6.4
Accretion of convertible debt	7.6	—	—
Non-cash charge for option issuances	9.0	5.1	7.0
Restructuring charges (note 11)	11.0	47.9	5.1
Other charges	(15.3)	34.6	14.0
Gain on settlement of principal component of convertible debt (note 8)	(13.9)	—	—
Other	14.5	1.9	18.0
Changes in non-cash working capital items:
Accounts receivable	42.0	(24.8)	32.0
Inventories	—	(172.0)	406.0
Prepaid and other assets	17.3	2.7	(6.8)
Income taxes recoverable	(24.4)	72.1	11.4
Accounts payable and accrued liabilities	51.2	108.0	(237.6)
Income taxes payable	29.0	(75.1)	(21.2)

Non-cash working capital changes	115.1	(89.1)	183.8

Cash provided by operations	218.3	39.2	351.4

Investing:
Acquisitions, net of cash acquired/indebtedness assumed (note 3)	(6.5)	(19.1)	—
Purchase of property, plant and equipment	(158.5)	(189.1)	(63.7)
Proceeds, net of cash divested from sale of operations or assets	50.9	1.0	27.0
Other	2.2	(0.7)	(0.2)

Cash used in investing activities	(111.9)	(207.9)	(36.9)

Financing:
Increase in long-term debt (note 7)	250.0	—	—
Long-term debt issue costs	(4.2)	—	—
Repayment of long-term debt	(3.4)	(0.6)	(0.6)
Financing costs	(1.1)	—	(1.4)
Repurchase of convertible debt (note 8)	(352.0)	—	—
Issuance of share capital	8.0	5.3	3.5
Other	(3.5)	(1.3)	(3.0)

Cash provided by (used in) financing activities	(106.2)	3.4	(1.5)

Increase (decrease) in cash	0.2	(165.3)	313.0
Cash and cash equivalents, beginning of year	968.8	969.0	803.7

Cash and cash equivalents, end of year	$969.0	$803.7	$1,116.7

Supplemental cash flow information (note 19).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars)

1.     BASIS OF PRESENTATION:

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

(b)   Use of estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. We applied significant estimates and assumptions to our valuations against accounts receivable, inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing goodwill and long-lived assets, and to valuing our financial instruments and pension costs.

(c)   Revenue:

        We derive most of our revenue from the sale of electronic equipment that we have built to customer specifications. We recognize revenue from product sales when all of the following criteria have been met: shipment has occurred; title has passed; persuasive evidence of an arrangement exists; performance has occurred; receivables are reasonably assured of collection; and customer specified test criteria have been met. We have no further performance obligations after revenue has been recognized, other than our standard manufacturing warranty. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

        We provide warehousing services in connection with manufacturing services to certain customers. We assess the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, we defer recognizing revenue until we have shipped the products to our customer.

        We also derive revenue from design, engineering, fulfillment and after-market services. We recognize services revenue for short-term contracts as we perform the services and for long-term contracts on a percentage-of-completion basis.

(d)   Cash and cash equivalents:

        Cash and cash equivalents include cash on account and short-term investments with original maturities of less than three months. Most of the short-term investments are held to maturity, except for investments in highly liquid mutual funds which are held for trading.

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

        Accounts receivable are net of an allowance for doubtful accounts of $21.5 at December 31, 2007 (2006 — $21.4).

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

	2006	2007
Raw materials	$751.2	$543.7
Work in progress	150.8	92.5
Finished goods	295.9	155.7

	$1,197.9	$791.9

(g)   Property, plant and equipment:

        We carry property, plant and equipment at cost and depreciate these assets over their estimated useful lives or lease terms on a straight-line basis. The estimated useful lives for our principal asset categories are as follows:

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

(h)   Goodwill from business combinations:

        We are required to evaluate goodwill annually or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering events during the year, we conduct our goodwill assessment in the fourth quarter of the year to correspond with our planning cycle. We test impairment at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. We estimate the fair values of the reporting units using a market approach. To the extent a reporting unit's carrying amount exceeds its fair value, we have an impairment of goodwill. We measure impairment by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. In the fourth quarter of each year, we performed our annual goodwill assessment and determined that there was no impairment for 2005, 2006 or 2007. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections at the reporting unit level.

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

(j)    Impairment or disposal of long-lived assets:

        We review long-lived assets (comprised of property, plant and equipment and intangible assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering events during the year, we conduct our long-lived assets assessment in the fourth quarter of the year to correspond with our planning cycle. We must classify assets as either held-for-use or available-for-sale. We recognize an impairment loss on an asset used when the carrying amount exceeds the projected undiscounted future net cash flows we expect from its use and disposal. We measure the loss as the amount by which the carrying amount exceeds its fair value, which we determine using discounted cash flows when quoted market prices are not available. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. For assets available-for-sale, we recognize an impairment loss when the carrying amount exceeds the fair value less costs to sell. We have recorded impairment charges in 2005, 2006 and 2007. See note 11(c).

(k)   Pension and non-pension post-employment benefits:

        We accrue our obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, and expected healthcare costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, we value assets at fair value. We amortize past service costs arising from plan amendments on a straight-line basis over the average remaining service period of employees active at the date of amendment. We amortize actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year, over the average remaining service period of active employees, except for plans where all, or almost all, of the employees are no longer active, in which we amortize over the average remaining life of the former employees. We measure plan assets and the accrued benefit obligations at December 31. The average amortization period of the pension plans is 11 years for 2006 and 29 years for 2007. The average remaining service period of active employees covered by the other post-employment benefits plans is 19 years for both 2006 and 2007. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains against unrecognized losses and record any excess gains when the curtailment occurs and all curtailment losses in the period in which it is probable that a curtailment will occur. We record pension assets as other assets and pension liabilities as accrued pension and post-employment benefits.

(l)    Deferred financing costs:

        Prior to 2007, we deferred the costs relating to long-term debt in other assets and amortized them over the term of the related debt or debt facilities. On January 1, 2007, we reclassified the unamortized financing costs as a reduction to the cost of the related debt and are amortizing to operations using the effective interest rate method. See note 2(s)(1).

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

        We record an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. We recognize a tax benefit related to tax uncertainties when it is probable based on our best estimate of the amount that will ultimately be realized. A change to these estimates could impact the income tax provision.

(n)   Foreign currency translation and hedging:

Foreign currency translation:

        The functional currency of the majority of our subsidiaries is the United States dollar. For such subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the year-end rate of exchange. We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and revenue and expenses at the average exchange rates prevailing during the month of the transaction. We record exchange gains or losses in our statement of operations.

        We translate the accounts of our self-sustaining foreign operations, for which the functional currency is not the U.S. dollar, into U.S. dollars using the current rate method. We translate assets and liabilities at the year-end rate of exchange, and revenue and expenses at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these foreign operations in the foreign currency translation adjustment account included in other comprehensive income (loss), which was previously recorded as a separate component of shareholders' equity. See note 2(s)(1).

Foreign currency hedging:

        We may enter into forward exchange and option contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies and foreign-currency denominated balances. We do not enter into derivatives for speculative purposes.

        We have formally documented our relationships between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We have also formally assessed, both at the hedge's inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of hedged items.

        Effective January 1, 2007, we adopted the new accounting standards for cash flow hedges and fair value hedges. See note 2(s)(1). Our risk management objectives and hedging activities are described in note 15.

        In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in our statement of operations.

        Prior to 2007, we included gains and losses on hedges of firm commitments in the cost of the hedged transaction when they occurred. We recognized gains and losses on hedges of forecasted transactions in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. We accrued foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts on the balance sheet as current assets or current liabilities and recognized gains or losses in the statement of operations, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. We amortized the forward premium or discount over the term of the forward contract. We recognized gains and losses on hedged forecasted transactions in earnings immediately when the hedge was no longer effective or the forecasted transactions were no longer expected.

Interest rate hedging:

        In connection with the issuance of our Senior Subordinated Notes (Notes) in June 2004, we entered into agreements to swap the fixed interest rate for a variable interest rate. We have formally documented the hedging relationship, as well as our risk management objectives and strategy for undertaking this hedge. We record the payments or receipts under the swap agreements as interest expense on long-term debt. See note 15.

(o)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2007 were $2.5 (2006 — $4.7; 2005 — $8.0). No amounts were capitalized.

(p)   Restructuring charges:

        We record restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. These restructuring charges, which include employee terminations and contractual lease obligations, are only recorded when we incur the liability and can measure its fair value. The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with the planned restructuring activities, including estimating future sublease income and the net recoverable amount of property, plant and equipment to be disposed of. The estimated liability may change subsequent to its initial recognition, requiring adjustments to the liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

(q)   Stock-based compensation and other stock-based payments:

        We account for employee stock options using the fair-value method of accounting. We recognize compensation expense over the vesting period, on a straight-line basis. We recognize the effect of actual forfeitures as they occur. See notes 9(c) and (d) outlining our stock-based compensation plans.

(r)   Loss per share and weighted average shares outstanding:

        We follow the treasury stock method for calculating diluted loss per share. The diluted per share calculation includes employee stock options, warrants and the conversion of convertible debt instruments, if dilutive.

(s)   Changes in accounting policies:

(1)   Financial instruments:

        Effective January 1, 2007, we adopted the new standards issued by the CICA on financial instruments, hedges and comprehensive income. Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," Section 3861, "Financial instruments — disclosure and presentation," and Section 3865, "Hedges," were effective for our first quarter of 2007. We were not required to restate prior results.

        The new standards require that we recognize all financial assets and liabilities on our consolidated balance sheet at fair value, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which are carried at their amortized cost. In accordance with the requirements of the new standards, we have recorded certain specific elements of our Senior Subordinated Notes at fair value while keeping the remaining amounts at cost or amortized cost. See notes 7 and 15 for further details. We do not currently have any financial assets designated as available-for-sale.

        All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in our consolidated balance sheet. The types of hedging relationships that qualify for hedge accounting have not changed under the new standards. We will continue to designate our hedges as either cash flow hedges or fair value hedges. In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent effective, are recorded in other comprehensive income (loss) (OCI) until the asset or liability being hedged is recognized in operations. Any cash flow hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is recognized in operations immediately. In a fair value hedge, changes in the fair value of hedging derivatives are offset in operations by the changes in the fair value relating to the hedged risk of the asset, liability or cash flows being hedged. Any fair value hedge ineffectiveness is recognized in operations immediately.

        Derivatives may be embedded in financial instruments (the "host instrument"). Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are similar to those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in operations. We have elected January 1, 2003 as our transition date for identifying contracts with embedded derivatives. Currently we have prepayment options that are embedded in our Senior Subordinated Notes which meet the criteria for bifurcation. The impact of the prepayment options on our consolidated financial statements is described under the transitional adjustments below and in note 7(d).

        The new standards require that we present a new "consolidated statements of comprehensive income (loss)" as part of our consolidated financial statements. Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) arising from self-sustaining foreign operations, which was previously classified as a separate component of shareholder's equity. Subsequent releases from OCI to operations is dependent on when the hedged items designated under cash flow hedges are recognized in operations, or upon de-recognition of the net investment in a self-sustaining foreign operation.

        In determining the fair value of our financial instruments, we used a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Broker quotes and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives and hedged debt obligations. All methods of fair value measurement result in a general approximation of value and such value may never be realized.

        The transitional impact of adopting the new standards and recording our derivatives on January 1, 2007 at fair value on our consolidated financial statements is as follows:

Increase (decrease)
Prepaid and other assets	$5.5
Other assets	(10.3)
Accrued liabilities	5.8
Long-term debt — embedded option and debt obligation	1.9
Long-term debt — unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income taxes liability	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss — cash flow hedges	0.5

Cash flow hedges:

        As at January 1, 2007, we recorded derivative assets of $5.8 and derivative liabilities of $6.0 at fair value on our consolidated balance sheet in relation to our cash flow hedges, with a corresponding balance of $0.2 recorded in the opening accumulated other comprehensive loss. In addition, we reclassified $0.3 of net deferred foreign exchange losses to opening accumulated other comprehensive loss. The ineffective portion of cash flow hedges as of December 31, 2006 was insignificant and, therefore, did not impact the opening deficit.

Fair value hedges:

        In connection with the issuance of our $500.0 Senior Subordinated Notes (2011 Notes) in June 2004, we entered into agreements to swap the fixed interest rate for a variable interest rate. We have designated the swap agreements as fair value hedges. As at January 1, 2007, we recorded a derivative liability of $7.9 (excluding an interest accrual of $2.0) for the swap agreements in other long-term liabilities. A corresponding fair value adjustment was not recorded against the 2011 Notes because the prior hedge relationship was not a qualified type under Section 3865, after bifurcation of the embedded prepayment option in accordance with Section 3855. We decreased the deferred income tax liability by $2.6 and recorded a loss of $5.3 to opening deficit. On January 1, 2007, we redesignated a new hedging relationship which qualified for fair value hedge accounting in accordance with Section 3865.

Embedded derivatives:

        The prepayment options embedded in our Senior Subordinated Notes qualify as embedded derivatives which must be bifurcated for reporting in accordance with the new standards. As at January 1, 2007, we bifurcated the fair value of the embedded derivative asset of $9.3 from the Notes. As a result of recording this asset, the amortized cost of long-term debt increased. We also recorded a cumulative adjustment of $1.9 against the opening deficit. Any subsequent change in the fair value of the embedded derivatives will be recorded in operations.

Effective interest rate method:

        We incurred underwriting commissions and expenses relating to our Senior Subordinated Notes offerings. The new standards require us to reclassify these costs as a reduction of the cost of the debt and to use the effective interest rate method to amortize the costs to operations. As at January 1, 2007, we reclassified $10.3 of unamortized costs from other assets to long-term debt and recorded an adjustment to reflect the balance had we used the effective interest rate method from inception. This resulted in a $1.2 increase in unamortized debt issue costs, a decrease of $0.8 in opening deficit and an increase of $0.4 in deferred income tax liability.

        As a result of adopting the new standards for 2007, interest expense on long-term debt decreased by $0.6.

(2)   Accounting changes:

        In January 2007, we adopted CICA Handbook Section 1506, "Accounting changes," which requires that voluntary changes in accounting policy be made only if the changes result in financial statements that provide reliable and more relevant information. It also requires that prior period errors be corrected retrospectively. The adoption of this standard did not impact our consolidated financial statements.

(t)    Recently issued accounting pronouncements:

Inventories:

        In June 2007, the CICA issued Section 3031, "Inventories," which requires inventory to be measured at the lower of cost and net realizable value. The standard provides guidance on the types of costs that can be capitalized and requires the reversal of previous inventory write-downs if economic circumstances have changed to support higher inventory values. The standard is effective for 2008. Commencing in the first quarter of 2008, we are required to disclose any inventory write-downs or reversals each quarter. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

Financial instruments and capital disclosure:

        In December 2006, the CICA issued Section 3862, "Financial instruments — disclosures," and Section 3863, "Financial instruments — presentation." These standards provide additional guidance on disclosing risks related to recognized and unrecognized financial instruments and how those risks are managed. The CICA also issued Section 1535, "Capital disclosures," which provides guidance for disclosing information about an entity's capital and how it manages its capital. These standards are effective for 2008. We are currently evaluating the impact of adopting these standards on our consolidated financial statements.

3.     ACQUISITIONS AND DIVESTITURES:

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

2006 Divestiture:

        In June 2006, we sold our plastics business for net cash proceeds of $18.5. Our plastics business was located primarily in Asia. We reported a loss on sale of $33.2 which we recorded as other charges (see note 11). This loss included $20.0 in goodwill allocated to the plastics business. As part of the sale agreement, we provided routine indemnities to the purchaser that management believes will not have a material adverse impact on our results of operations, financial position or liquidity.

Integration costs related to acquisitions:

        We incur integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.     PROPERTY, PLANT AND EQUIPMENT:

	2006
	Cost	Accumulated Amortization	Net Book Value
Land	$39.2	$—	$39.2
Buildings	188.6	33.4	155.2
Buildings/leasehold improvements	78.9	44.6	34.3
Office equipment	46.7	36.1	10.6
Machinery and equipment	743.7	498.9	244.8
Software	303.4	233.9	69.5

	$1,400.5	$846.9	$553.6

	2007
	Cost	Accumulated Amortization	Net Book Value
Land	$39.7	$—	$39.7
Buildings	197.1	42.0	155.1
Buildings/leasehold improvements	84.4	56.1	28.3
Office equipment	39.0	32.9	6.1
Machinery and equipment	694.2	505.0	189.2
Software	314.0	266.4	47.6

	$1,368.4	$902.4	$466.0

        As of December 31, 2007, we have $25.4 (2006 — $4.9) of assets that are available-for-sale, primarily land and buildings, as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

        Property, plant and equipment includes $12.5 (2006 — $18.0) of assets under capital lease and accumulated depreciation of $11.8 (2006 — $16.4) related thereto.

        Depreciation and rental expense for 2007 was $106.1 (2006 — $103.2; 2005 — $120.5) and $55.9 (2006 — $66.5; 2005 — $66.4), respectively.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

5.     GOODWILL FROM BUSINESS COMBINATIONS AND INTANGIBLE ASSETS:

Goodwill from business combinations:

        The following table details the changes in goodwill:

Asia
Balance December 31, 2005	$874.5
Post-closing adjustment	0.3
Divestitures (a)	(20.0)

Balance December 31, 2006 (b)	854.8
Acquisition adjustment (c)	(4.3)

Balance December 31, 2007 (b)	$850.5

(a)
In June 2006, we sold our plastics business which included goodwill of $20.0. See note 3.

(b)
All goodwill is allocated to our Asia reporting unit.

(c)
In 2007, we reduced goodwill by $4.3 resulting from a decrease in the tax liabilities relating to a previous acquisition.

Intangible assets:

	2006
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$133.6	$129.8	$3.8
Other intangible assets	204.3	148.0	56.3

	$337.9	$277.8	$60.1

	2007
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$119.6	$117.9	$1.7
Other intangible assets	201.1	167.6	33.5

	$320.7	$285.5	$35.2

        The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Total
Balance December 31, 2005	$10.7	$68.3	$79.0
Amortization	(7.0)	(20.0)	(27.0)
Acquisitions (i)	0.1	8.8	8.9
Impairment (ii)	—	(0.8)	(0.8)

Balance December 31, 2006	3.8	56.3	60.1
Amortization	(2.1)	(19.2)	(21.3)
Acquisition adjustment (iii)	—	(3.2)	(3.2)
Impairment (iv)	—	(0.4)	(0.4)

Balance December 31, 2007	$1.7	$33.5	$35.2

(i)
Intangible assets increased during 2006 due to acquisitions. See note 3.

(ii)
In 2006, we recorded an impairment charge under restructuring of $0.8 to write down other intangible assets in Europe. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined on a discounted cash flow basis. We did not identify any additional impairment to other intangible assets as a result of our annual recoverability review of long-lived assets in the fourth quarter of 2006.

(iii)
In 2007, we reduced intangible assets by $3.2 resulting from a decrease in the tax liabilities relating to a previous acquisition.

(iv)
As we finalized our 2008 plan, and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2007, we recorded an impairment charge of $0.4 to write down other intangible assets in the Americas. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined on a discounted cash flow basis.

        Amortization expense is as follows:

	Year ended December 31
	2005	2006	2007
Amortization of intellectual property	$7.3	$7.0	$2.1
Amortization of other intangible assets	21.1	20.0	19.2

	$28.4	$27.0	$21.3

        We estimate our future amortization expense as follows, based on the existing intangible asset balances:

2008	$15.3
2009	9.3
2010	6.8
2011	3.8

$35.2

6.     OTHER ASSETS:

	2006	2007
Deferred pension (note 14)	$64.6	$88.4
Land rights	13.5	13.1
Fair value of interest rate swaps (note 15)	—	8.7
Deferred financing fees (i)	11.3	1.0
Deferred income taxes (note 12)	1.8	2.2
Other	5.8	5.8

	$97.0	$119.2

(i)
Effective January 1, 2007, the unamortized portion of debt issue costs of $10.3 was reclassified from other assets to long-term debt (see notes 2(s)(1) and 7). Amortization of deferred financing costs for 2007 was $1.4 (2006 — $4.0; 2005 — $3.8).

7.     LONG-TERM DEBT:

	2006	2007
Secured, revolving credit facility due 2009 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	250.0	250.0
Embedded prepayment option at fair value (d)	—	(6.5)
Basis adjustments on debt obligation (d)	—	6.5
Unamortized debt issue costs (b)(c)	—	(9.6)
Fair value adjustment of 2011 Notes attributable to interest rate risks (d)	—	17.9

	750.0	758.3
Capital lease obligations	0.8	0.2

	750.8	758.5
Less current portion	0.6	0.2

	$750.2	$758.3

(a)
In April 2007, we renegotiated the terms of our revolving credit facility and reduced the amount available from $600.0 to $300.0. We also extended the maturity from June 2007 to April 2009. Under the terms of the extension, we have pledged certain assets, including the shares of certain North American subsidiaries, as security. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility. Commitment fees for 2007 were $2.3.

The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required financial ratios at December 31, 2007, we have approximately $240 of available credit under this facility. We were in compliance with all covenants at December 31, 2007.

We also have uncommitted bank overdraft facilities available for operating requirements. At December 31, 2007, we had $49.5 of available credit under these facilities. There were no borrowings outstanding under these facilities.

(b)
In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0 and a fixed interest rate of 7.875%. We incurred $12.0 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt using the effective interest rate method. The 2011 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2011 Notes on July 1, 2008 or later at various premiums above face value.

In connection with the 2011 Notes offering, we entered into agreements to swap the fixed interest rate for a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 8.3% for 2007 (2006 — 8.2%).

(c)
In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0 and a fixed interest rate of 7.625%. We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt using the effective interest rate method. The 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2013 Notes on July 1, 2009 or later at various premiums above face value.

(d)
The prepayment options in the Notes qualify as embedded derivatives that must be bifurcated for reporting under the new financial instruments standards. As of December 31, 2007, the fair value of the embedded derivative asset is $6.5 and is recorded with long-term debt. The increase in the fair value of the embedded derivative asset of $0.9 for 2007 is recorded as a reduction of interest expense on long-term debt. As a result of bifurcating the prepayment option from the Notes, a basis adjustment is added to the cost of the long-term debt. This basis adjustment is amortized over the term of the debt using the effective interest rate method. The amortization of the basis adjustment for 2007 of $1.0 is recorded as a reduction of interest expense on long-term debt. The change in the fair value of the debt obligation attributable to movement in the benchmark interest rates, resulted in a loss of $17.9 for 2007, which increased interest expense on long-term debt.

        As at December 31, 2007, principal repayments due within each of the next five years on all long-term debt are as follows:

2008	$0.2
2009	—
2010	—
2011	500.0
2012	—
Thereafter	250.0

$750.2

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

        During the third quarter of 2005, we repurchased the remaining outstanding LYONs for a total of $352.0 in cash. In 2005, we recognized a $25.2 loss on the option component which we recorded in deficit and a $13.9 gain on the principal component which we recorded in other charges. See note 11.

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

(b)   Issued and outstanding:

Number of Shares (in millions)	SVS	MVS	Total SVS and MVS outstanding	Warrants
Balance December 31, 2005	196.7	29.6	226.3	1.1
Other share issuances (i)	1.5	—	1.5	—

Balance December 31, 2006	198.2	29.6	227.8	1.1
Other share issuances (ii)	1.0	—	1.0	—
Other (iii)	—	—	—	(0.7)

Balance December 31, 2007	199.2	29.6	228.8	0.4

Amount	SVS	MVS	Total SVS and MVS outstanding	Warrants
Balance December 31, 2005	$3,456.9	$105.4	$3,562.3	$8.4
Other share issuances (i)	14.3	—	14.3	—

Balance December 31, 2006	3,471.2	105.4	3,576.6	8.4
Other share issuances (ii)	8.6	—	8.6	—
Other (iii)	—	—	—	(5.3)

Balance December 31, 2007	$3,479.8	$105.4	$3,585.2	$3.1

2006 Capital transactions:

  (i)
  During 2006, we issued 1.0 million SVS as a result of the exercise of employee stock options for $5.3 and we issued 0.5 million SVS for $9.0 upon the vesting of restricted share units.

2007 Capital transactions:

  (ii)
  During 2007, we issued 0.7 million SVS as a result of the exercise of employee stock options for $3.5 and we issued 0.3 million SVS for $5.1 upon the vesting of restricted share units.

  (iii)
  During 2007, we cancelled certain warrants with an ascribed value of $5.3.

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

  (iii)
  Stock option exchange program:

        As part of restructuring our long-term incentive arrangements to provide a more effective program and to reduce the number of options outstanding as a percentage of shares outstanding, we cancelled 6.8 million options during the third quarter of 2005 for an aggregate cost of $6.8 as part of an option exchange program. All employees, other than certain executives, were eligible to participate. Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered. We recorded compensation expense of $3.9 to cost of sales and $2.9 to SG&A in the third quarter of 2005. Future compensation expense was not impacted as all repurchased options were granted prior to January 1, 2003. We paid $5.6 in cash in the third quarter of 2005. The balance was accrued and will be paid out at the end of three years, in accordance with the plan.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	25.7	$27.92
Granted	0.4	$12.43
Exercised	(1.3)	$5.31
Cancelled (including option exchange cancellations)	(10.3)	$45.86

Outstanding at December 31, 2005	14.5	$21.73
Granted	1.8	$9.96
Exercised	(1.0)	$5.60
Cancelled	(3.8)	$23.63

Outstanding at December 31, 2006	11.5	$20.62
Granted	2.7	$6.42
Exercised	(0.7)	$4.99
Cancelled	(5.3)	$27.25

Outstanding at December 31, 2007	8.2	$15.58

Shares reserved for issuance upon exercise of stock options or awards (in millions)	27.5

        The following options were outstanding as at December 31, 2007:

Plan	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
		(in millions)		(years)	(in millions)
ESPO	$ 7.50	0.1	$7.50	0.2	0.1	$7.50
LTIP	$ 5.47 - $ 6.70	1.7	$6.06	9.2	—	—
	$ 6.99 - $10.15	1.8	$8.31	7.0	0.5	$9.13
	$10.62 - $14.90	0.8	$12.88	6.8	0.5	$13.31
	$15.13 - $18.66	1.7	$17.74	5.8	1.4	$17.85
	$18.73 - $25.49	0.8	$22.22	4.3	0.7	$22.14
	$25.75 - $86.97	0.9	$41.06	4.0	0.9	$41.06
MSL	$ 8.37 - $13.33	0.1	$12.13	4.1	0.1	$12.13
	$13.52 - $17.67	0.1	$13.75	4.5	0.1	$13.75
	$19.73 - $58.00	0.1	$22.69	3.0	0.1	$22.69
Other	$ 3.75 - $13.31	0.1	$8.12	0.6	0.1	$8.12

		8.2			4.5

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

        The estimated fair value of the options is amortized to expense over the vesting period of three to four years, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2005	2006	2007
Risk-free rate	3.5% - 4.4%	4.5% - 5.0%	3.6% - 4.8%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	48% - 68%	34% - 65%	35% - 52%
Expected option life (in years)	3.5 - 5.5	3.5 - 5.5	4.0 - 5.5
Weighted-average fair value of options granted	$6.54	$5.55	$2.57

        For 2007, we expensed $7.0 (2006 — $5.1; 2005 — $9.0) relating to the fair value of options granted after January 1, 2003.

        The pro forma disclosure relating to options granted in 2002 is as follows:

	Year ended December 31
	2005	2006	2007
Net loss as reported	$(46.8)	$(150.6)	$(13.7)
Deduct: Stock-based compensation costs using fair-value method	(7.4)	(4.1)	—

Pro forma net loss	$(54.2)	$(154.7)	$(13.7)

Loss per share:
Basic — as reported	$(0.21)	$(0.66)	$(0.06)
Basic — pro forma	$(0.24)	$(0.68)	$(0.06)
Diluted — as reported	$(0.21)	$(0.66)	$(0.06)
Diluted — pro forma	$(0.24)	$(0.68)	$(0.06)

        All of the 2002 option grants were fully vested by the end of 2006 and, therefore, do not impact our 2007 pro forma disclosure.

(d)   Restricted share units and performance share units:

        We have granted restricted share units (RSUs) and performance share units (PSUs) as part of our LTIP and SUP. These grants generally entitle the holder to receive one SVS or, at our discretion, the cash equivalent of the market value of a share at the date of vesting. The grant date fair value of RSUs and PSUs is amortized to expense over the vesting period on a straight-line basis. The weighted-average grant date fair value of these share units for 2007 was $6.10 (2006 — $10.00; 2005 — $12.45). A total of $6.2 has been recognized in cost of sales and SG&A expenses in 2007 (2006 — $10.9; 2005 — $10.8) for RSUs and PSUs.

        RSUs completely vest at the end of the term, which is generally three years. PSUs vest at the end of the term, generally three years, to the extent that performance conditions have been met.

Number of RSUs and PSUs (in millions)	RSUs	Vested	PSUs	Vested
Outstanding at December 31, 2005	1.9	0.1	0.7	—
Granted	1.0		1.6
Cancelled	(0.2)		(0.3)
Exercised	(0.6)		—

Outstanding at December 31, 2006	2.1	0.1	2.0	—
Granted	1.6		0.8
Cancelled	(0.5)		(1.0)
Exercised	(0.8)		—

Outstanding at December 31, 2007	2.4	—	1.8	—

(e)   Warrants:

        In connection with the Manufacturer's Services Limited (MSL) acquisition in 2004, we issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series B warrants are fully vested and exercisable at any time through July 3, 2008 at an exercise price of $16.73 per share. We have the right to require holders to exercise their warrants if our SVS trade at 175% of the exercise price of the warrants during a specified period. The Series A warrants expired in 2007.

10.   ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:

Year ended December 31 2007
Opening balance of foreign currency translation account	$—
Transitional adjustment — January 1, 2007	26.5
Foreign currency translation gain	8.7

Closing balance	35.2
Opening balance of unrealized net gain on cash flow hedges	—
Transitional adjustment — January 1, 2007	$(0.5)
Net gain on cash flow hedges (i)	37.5
Net gain on cash flow hedges reclassified to operations (ii)	(16.3)

Closing balance (iii)	20.7

Accumulated other comprehensive income	$55.9

(i)
Net of income tax expense of $0.2 for 2007.

(ii)
No income tax impact for 2007.

(iii)
Net of income tax expense of $0.2 as of December 31, 2007.

        We expect that $20.7 of net pre-tax gains ($20.5 after tax) on cash flow hedges, that are reported in 2007 in accumulated other comprehensive income, will be reclassified to operations during 2008.

11.   OTHER CHARGES:

	Year ended December 31
	2005	2006	2007
2001 to 2004 restructuring (a)	$20.8	$3.6	$4.6
2005 to 2008 restructuring (b)	139.3	174.5	32.7

Total restructuring	160.1	178.1	37.3
Long-lived asset impairment (c)	1.6	1.4	15.1
Other (d)	(16.9)	(0.9)	(4.8)
Loss on sale of operations (note 3)	—	33.2	—
Gain on repurchase of convertible debt (note 8)	(13.9)	—	—

Total	$130.9	$211.8	$47.6

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

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision re: 2003	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Provision re: 2004	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(110.6)	(32.0)	(4.1)	(146.7)	—	—
Adjustments	2.7	2.2	0.3	5.2	1.4	6.6

December 31, 2004	34.6	41.0	5.0	80.6	323.4	871.0
Cash payments	(31.9)	(11.5)	(4.6)	(48.0)	—	—
Adjustments	8.7	6.2	0.6	15.5	5.3	20.8

December 31, 2005	11.4	35.7	1.0	48.1	328.7	891.8
Cash payments	(3.6)	(9.7)	—	(13.3)	—	—
Adjustments	0.3	3.3	—	3.6	—	3.6
Settlement (see 11(b)(i))	(7.7)	—	—	(7.7)	—	—

December 31, 2006	0.4	29.3	1.0	30.7	328.7	895.4
Cash payments	(0.2)	(8.3)	—	(8.5)	—	—
Adjustments	(0.2)	5.8	(1.0)	4.6	—	4.6

December 31, 2007	$—	$26.8	$—	$26.8	$328.7	$900.0

        We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. The restructuring liability is recorded in accrued liabilities.

(b)   2005 to 2008 restructuring:

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions included facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels management required to achieve sustainable profitability. We expected to complete these restructuring actions by the end of 2006.

        However, in light of our operating results in 2006 and in the course of preparing our 2007 plan in the fourth quarter of 2006, we identified additional restructuring actions to improve our profitability. These restructuring actions included additional downsizing of workforces to reflect the volume reductions at certain facilities and reducing overhead costs. We estimated the additional restructuring charges to be between $60 and $80 to be recorded in the fourth quarter of 2006 and in 2007. We expected to complete these actions in 2007. Of these restructuring charges, we recorded approximately $40 in the fourth quarter of 2006 and $37.3 in 2007.

        As of December 31, 2007, we have recorded aggregate termination costs, incurred since 2005, relating to approximately 8,200 employees, primarily operations and plant employees. Approximately 7,600 of these employees have been terminated as of December 31, 2007 with the balance of the terminations to occur by the end of 2008. Approximately 60% of employee terminations are in the Americas, 30% in Europe and 10% in Asia. Our lease and other contractual obligations will be paid out over the remaining lease terms through 2010. As of December 31, 2007, we recorded non-cash charges totaling $58.7, comprised of the loss on sale in Europe of $40.3 (see note 11(b)(i)) and the write-down of certain long-lived assets (50% in Europe and 50% in the Americas) which became impaired as a result of the rationalization of facilities.

        In the course of preparing our 2008 plan in the fourth quarter of 2007, we determined that additional restructuring actions should be undertaken in order to drive further operational improvements throughout our manufacturing network. These restructuring actions will further reduce our workforce and will include the closure of certain facilities. We plan to consolidate the programs from these closed facilities into our other facilities. As we complete these restructuring actions, our overall utilization and operating efficiency should improve, allowing us to service our customers through fewer and more cost-competitive facilities. When the detailed plans of these restructuring actions are finalized, which we expect will occur in early to mid-2008, we will recognize the related charges. We estimate the additional restructuring charges will be in the range of $50 to $75 which we expect to be recorded in 2008. We expect to complete these actions by mid-2009.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	114.0	14.5	5.1	133.6	5.7	139.3
Cash payments	(74.7)	(1.2)	(4.4)	(80.3)	—	—

December 31, 2005	39.3	13.3	0.7	53.3	5.7	139.3
Provision	114.9	5.8	5.9	126.6	47.9	174.5
Cash payments	(86.2)	(7.0)	(6.1)	(99.3)	—	—
Settlement (see 11(b)(i))	(15.5)	—	—	(15.5)	—	—

December 31, 2006	52.5	12.1	0.5	65.1	53.6	313.8
Provision	20.9	2.8	3.9	27.6	5.1	32.7
Cash payments	(64.4)	(5.2)	(3.8)	(73.4)	—	—

December 31, 2007	$9.0	$9.7	$0.6	$19.3	$58.7	$346.5

        The restructuring liability is recorded in accrued liabilities.

  (i)
  In September 2006, we sold one of our production facilities in Europe to a third party as part of our restructuring program. We reported a total of $61.2 in other charges with respect to this facility, comprised of incremental employee termination and transaction closing costs totaling $20.9 and a non-cash loss of $40.3. The purchaser agreed to retain all employees, thereby significantly reducing our contractual severance obligations. As part of the agreement, the purchaser assumed liabilities which we previously recorded as accruals for employee termination costs under the 2005 to 2008 restructuring plan of $15.5 and under our 2001 to 2004 restructuring plan of $7.7 (see note 11(a)).

    In connection with the sale, we provided indemnities to the purchaser which management believes will not have a material adverse impact on our operations, financial position or liquidity. We received the final post-closing cash in the first quarter of 2007 and we repaid $4.0 to the purchaser which we were holding in escrow.

Restructuring summary:

        We previously announced that we would incur restructuring charges of between $20 and $40 for 2007. In 2007, we recorded restructuring charges of $37.3. In January 2008, we announced that we would incur additional restructuring charges of between $50 and $75 in 2008 to complete our planned restructuring actions and further reduce fixed costs and overhead expenses. We expect to complete these restructuring actions by mid-2009.

  (c)   Long-lived asset impairment:

        In 2005, we recorded a non-cash impairment charge of $1.6 against property, plant and equipment and customer relationship intangibles, principally in the Americas and Europe. In 2006, we recorded a non-cash impairment charge of $1.4 against property, plant and equipment in the Americas. In 2007, we recorded a non-cash impairment charge of $15.1 primarily against property, plant and equipment in the Americas and Europe.

(d)   Other:

        In 2004, we recorded a write down in other charges to reduce the net realizable value of certain assets for one customer which ceased operations in 2005. The amounts in 2005, 2006 and 2007 primarily reflect additional recoveries realized.

12.   INCOME TAXES:

	Year ended December 31
	2005	2006	2007
Earnings (loss) before income tax:
Canadian operations	$(171.9)	$(91.5)	$(143.2)
Foreign operations	146.4	(44.6)	150.3

	$(25.5)	$(136.1)	$7.1

Current income tax expense (recovery):
Canadian operations	$(11.5)	$(1.2)	$15.6
Foreign operations	48.4	(39.5)	(1.2)

	$36.9	$(40.7)	$14.4

Deferred income tax expense (recovery):
Canadian operations	$(5.7)	$57.8	$8.7
Foreign operations	(9.9)	(2.6)	(2.3)

	$(15.6)	$55.2	$6.4

        The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2005	2006	2007
Combined Canadian federal and provincial income tax rate	36.1%	36.1%	36.1%
Income tax expense (recovery) based on earnings or loss before income taxes at statutory rate	$(9.2)	$(49.1)	$2.6
Impact on income taxes from:
Manufacturing and processing deduction	3.6	1.6	5.2
Foreign income taxed at lower rates	(65.8)	(50.2)	(92.4)
Unrealized foreign exchange on Canadian companies' loans	—	73.5	47.8
Other, including non-taxable and non-deductible items	69.6	6.2	34.3
Change in valuation allowance	23.1	32.5	23.3

Income tax expense	$21.3	$14.5	$20.8

        Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following:

	December 31
	2006	2007
Deferred income tax assets:
Income tax effect of operating losses carried forward	$520.4	$557.2
Accounting provisions not currently deductible	61.1	69.9
Property, plant and equipment, intangible and other assets	55.5	61.5
Share issue and debt issue costs	0.4	0.1
Restructuring accruals	14.5	20.1

	651.9	708.8
Valuation allowance	(565.5)	(588.8)

	86.4	120.0

Deferred income tax liabilities:
Deferred pension asset	(12.5)	(12.7)
Unrealized foreign exchange gains	(116.9)	(164.6)

	(129.4)	(177.3)

Deferred income tax liability, net	$(43.0)	$(57.3)

        In certain jurisdictions, we currently have significant operating losses and other deductible temporary differences that will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $588.8 is required in respect of our deferred income tax assets as at December 31, 2007 (2006 — $565.5).

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

        The aggregate amount of undistributed earnings of our foreign subsidiaries, for which no deferred income tax liability has been recorded, is $539.7 as at December 31, 2007 (2006 — $809.1). We intend to indefinitely re-invest income in these foreign subsidiaries.

        We have been granted tax incentives, including tax holidays, for our China, Czech Republic, Malaysia, Philippines and Thailand subsidiaries. The tax benefit arising from these incentives is approximately $45.0 or $0.20 per diluted share for 2007, $41.2 or $0.18 per diluted share for 2006 and $28.9 or $0.13 per diluted share for 2005. These tax incentives expire between 2009 and 2015, and are subject to certain conditions with which we intend to comply.

        As at December 31, 2007, we have operating loss carry forwards of $2,395.6. A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry	Amount
2008	$7.4
2009	13.0
2010	381.9
2011	168.9
2012	69.5
2013	25.4
2014 - 2027	1,018.9
Indefinite	710.6

$2,395.6

        See note 16 regarding income tax contingencies.

13.   RELATED PARTY TRANSACTIONS:

        In 2007, management fees of $1.2 (2006 — $1.0; 2005 — $1.6) were charged by our parent company, based on the terms of a management agreement.

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

        We provide non-pension post-employment benefits (other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico and Thailand. These benefits include one-time retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments. Contributions made by us to support ongoing plan obligations have been included in the deferred asset or liability accounts on the balance sheet. The most recent statutory pension actuarial valuations were completed using measurement dates as of December 2005 and April 2007. The measurement dates to be used for the next actuarial valuation for pensions will be December 2008 and April 2010.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payments. The most recent actuarial valuations for non-pension post-employment benefits were completed using measurement dates of May 2005 and January 2007. The measurement dates of the next actuarial valuations for non-pension post-employment benefits will be January 2008 and January 2009. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        The measurement date used for the accounting valuation for pension and non-pension post-employment benefits is December 31, 2007.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 38%-50% investment in fixed income and 48%-73% investment in equities through mutual funds, and 3%-6% in real estate/other investments. We employ passive investment approaches in our pension plan asset management strategy. Our pension funds do not invest directly in equities or derivative instruments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds.

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2006	2007	2006	2007
Equities through mutual funds	$195.5	$205.2	51%	48%
Fixed income	164.3	198.1	43%	46%
Other	24.3	26.4	6%	6%

Total	$384.1	$429.7	100%	100%

        The following tables provide a summary of the estimated financial position of our pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2006	2007	2006	2007
Plan assets, beginning of year	$323.7	$384.1	$—	$—
Employer contributions	26.3	21.0	6.1	3.0
Actual return on assets	28.2	14.8	—	—
Voluntary employee contributions	0.5	0.2	—	—
Plan Settlements	—	(0.6)	—	—
Benefits paid	(18.6)	(22.2)	(6.1)	(3.0)
Acquisitions/divestitures	0.2	—	—	—
Foreign currency exchange rate changes	23.8	32.4	—	—

Plan assets, end of year	$384.1	$429.7	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2006	2007	2006	2007
Projected benefit obligations, beginning of year	$394.6	$456.7	$85.1	$67.1
Service cost	5.9	4.9	4.5	2.8
Interest cost	19.2	23.1	3.5	3.8
Voluntary employee contributions	0.5	0.2	—	—
Actuarial losses (gains)	22.8	(23.1)	—	1.7
Plan amendments	—	—	—	0.3
Acquisitions/divestitures	0.6	—	(20.4)	—
Plan curtailments	—	(1.3)	0.2	(1.3)
Plan settlements	—	(0.6)	—	—
Benefits paid	(18.6)	(22.2)	(6.1)	(3.0)
Foreign currency exchange rate changes	31.7	35.6	0.3	9.7

Projected benefit obligations, end of year	$456.7	$473.3	$67.1	$81.1

Excess of projected benefit obligations over plan assets	$(72.6)	$(43.6)	$(67.1)	$(81.1)
Unrecognized actuarial losses	134.1	123.7	28.7	33.3
Unrecognized net transition obligation and prior service cost	(3.7)	(4.0)	(9.7)	(10.3)

Deferred (accrued) pension cost	$57.8	$76.1	$(48.1)	$(58.1)

        The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2006 and 2007:

	2006			2007
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefits	$(6.8)	$(48.1)	$(54.9)	$(12.3)	$(58.1)	$(70.4)
Deferred pension assets (note 6)	64.6	—	64.6	88.4	—	88.4

	$57.8	$(48.1)	$9.7	$76.1	$(58.1)	$18.0

        The following table outlines the net periodic benefit cost as follows:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2005	2006	2007	2005	2006	2007
Service cost	$5.8	$5.9	$4.9	$7.3	$4.5	$2.8
Interest cost	18.1	19.2	23.1	3.3	3.5	3.8
Expected return on assets	(17.8)	(19.5)	(22.7)	—	—	—
Net amortization of prior service cost	(0.2)	(0.1)	(0.1)	(0.4)	(0.8)	(0.8)
Net amortization of actuarial losses	6.3	8.0	5.0	0.7	1.1	1.1
Curtailment/settlement loss (gain)	1.4	2.1	(0.2)	(0.4)	0.6	(0.3)

	13.6	15.6	10.0	10.5	8.9	6.6
Defined contribution pension plan expense	17.9	20.1	11.5	—	—	—

Total expense for the year	$31.5	$35.7	$21.5	$10.5	$8.9	$6.6

        The following table outlines the actuarial assumption percentages as follows:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2005	2006	2007	2005	2006	2007
Weighted average discount rate for:
Projected benefit obligations	4.7	5.0	5.4	5.3	5.5	5.6
Net periodic benefit cost	5.3	4.7	5.0	6.1	5.3	5.5
Weighted average rate of compensation increase for:
Projected benefit obligations	3.4	3.5	3.7	3.5	3.6	3.4
Net periodic benefit cost	3.4	3.4	3.5	4.0	3.5	3.6
Weighted average expected long-term rate of return on plan assets for:
Net periodic benefit cost	6.2	5.7	5.8	—	—	—
Healthcare cost trend rate for:
Projected benefit obligations	—	—	—	9.3	8.0	7.8
Net periodic benefit cost	—	—	—	10.0	9.3	8.0
Estimated rate for the following 12-month net periodic benefit cost	—	—	—	9.3	8.0	7.8

        Assumed healthcare trend rates impact the amounts reported for healthcare plans. A one percentage-point change in the assumed healthcare trend rates has the following impact:

	Other Benefit Plans Year ended December 31
	2006	2007
1% Increase
Effect on projected benefit obligation	$10.2	$14.1
Effect on service cost and interest cost	1.0	1.2
1% Decrease
Effect on projected benefit obligation	(7.9)	(10.9)
Effect on service cost and interest cost	(0.7)	(0.9)

        The ultimate healthcare trend rate is estimated to steadily decline to 4.5% and is expected to be achieved in 2012.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        At December 31, 2007, we have pension plans that have accrued benefit obligations of $286.3 in excess of plan assets of $222.3. We also have pension plans with plan assets of $207.3 that are in excess of accrued benefit obligation of $187.0.

        At December 31, 2007, the total accumulated benefit obligations for the pension plans was $468.7 and the projected benefit obligations for the non-pension post-employment benefit plans was $81.1.

        In 2007, we made contributions to the pension plans of $32.5, of which $11.5 was for defined contribution plans and $21.0 was for defined benefit plans. We may, from time to time, make voluntary contributions to the pension plans. In 2007, we made contributions to the non-pension post-employment benefit plans of $3.0 to fund benefit payments.

        The estimated future benefit payments for the next 10 years, which reflect expected future service, are as follows:

	Year	Pension Benefits	Other Benefits
Expected benefit payments:	2008	$19.0	$3.4
	2009	19.4	3.3
	2010	19.5	3.4
	2011	20.5	3.5
	2012	21.3	3.6
	2013 - 2017	114.9	21.4
Expected employer contributions:	2008	$17.7	$3.4

15.   FINANCIAL INSTRUMENTS:

Financial risk management objectives:

        We have exposures to a variety of financial risks through our operations. In addition to credit risk and liquidity risk that we face in the normal course of business, there is also market risk associated with interest rate movements on outstanding debt obligations and exchange rate movements on non-U.S. dollar denominated receipts and payments. We have regularly monitored these risks and established policies and business practices to mitigate the adverse effects of these potential exposures. We have used certain types of derivative financial instruments to reduce the effects of some of these risks. We do not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

(a)
Currency risk: Exposures to exchange rate fluctuations arise when we have cash receipts and payments made in various foreign currencies. The majority of currency risk is driven by the operational costs incurred in local currencies by our foreign subsidiaries. We currently manage this risk through our cash flow hedging program. See note 2(n).

(b)
Interest rate risk: In connection with the 2011 Notes, we entered into interest rate swap agreements that hedge against the fair value of the 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. As a result, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $5.0 annually.

(c)
Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Company. With respect to our financial market activities, we have adopted a policy of dealing only with creditworthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews.

  Concentration of credit risk: Financial instruments that potentially subject us to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and non-cancelable purchases of inventory. We perform ongoing credit evaluations of our customers' financial conditions. In certain instances, we may obtain letters of credit or other forms of security from our customers. We consider our concentrations of credit risk in determining our estimates of reserves for potential credit losses. We maintain cash and short-term investments in high-quality investments or on deposit with major financial institutions. The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.

(d)
Liquidity risk: We have managed liquidity risk by maintaining a portfolio of liquid funds and investments, a revolving credit facility that includes overdraft facilities, as well as long-term borrowing facilities. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund anticipated growth and acquisitions.

Fair values:

        We used the following methods and assumptions to estimate the fair value of each class of financial instruments:

(a)
The carrying amounts of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

(b)
The fair values of foreign currency contracts are estimated based on the quoted market rates of foreign exchange contracts with standard terms and conditions traded in the active liquid markets.

(c)
The fair values of the cancelable interest rate swaps are estimated using generally accepted valuation models based on discounted cash flow analysis with inputs of observable market data including future interest rates and implied volatilities.

(d)
The carrying amounts and fair values of our financial instruments, where there are differences, are as follows:

	December 31, 2006		December 31, 2007
	Carrying Amount	Fair Value (iii)	Carrying Amount	Fair Value (iii)
Foreign currency contracts — asset (liability), net	$(0.2)	$(0.4)	$20.0	$20.0
Interest rate swaps — asset (liability) (i)	—	(7.9)	8.7	8.7
Senior Subordinated Notes due 2011 (ii)	500.0	493.7	514.2	480.0
Senior Subordinated Notes due 2013 (ii)	250.0	244.4	253.7	233.8

(i)
Excludes any interest accruals.

(ii)
The carrying amount of the Notes excludes unamortized debt issue costs and accrued interest.

(iii)
Based on quoted market rates or prices.

        The carrying values of our Senior Subordinated Notes are comprised of elements recorded at fair value and amortized cost. Bifurcated embedded prepayment options in both the 2011 and 2013 Notes are recorded at fair value using option pricing models. We have applied fair value hedge accounting to our 2011 Notes in accordance with the new standards. The changes in the fair value of the 2011 Notes due to the hedged interest rate risk from the redesignation date on January 1, 2007 to December 31, 2007 have been reflected in the carrying value of the 2011 Notes. See Note 7(d). Our 2013 Notes are not hedged and, therefore, are recorded at amortized cost except for the embedded prepayment options which are recorded at fair value.

        The fair value of our hedged debt obligation (2011 Notes) in relation to the hedged interest rate risk is estimated by discounting future cash flows at current interest rates. The fair values of the prepayment options embedded in both the 2011 and 2013 Notes are estimated using option pricing models with inputs of observable market data including future interest rates, implied volatilities and credit spreads.

Derivatives and hedging activities:

        All derivative financial instruments are recorded at fair value on our consolidated balance sheet. The counterparties to the contracts are highly-rated multinational commercial banks and, therefore, we believe the credit risk of counterparty non-performance is low.

        We enter into foreign currency contracts to hedge foreign currency risks relating to cash flows. At December 31, 2007, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months
Canadian dollar	$216.7	$0.95	15
Thai baht	$73.8	$0.03	12
Malaysian ringgit	$52.7	$0.30	12
Mexican peso	$49.9	$0.09	12
Czech koruna	$28.6	$0.05	9
Singapore dollar	$23.0	$0.68	12
Euro	$2.0	$1.47	1

        At December 31, 2007, the fair value of these contracts was a net unrealized gain of $20.0 (2006 — unrealized loss of $0.4). As of December 31, 2007, $20.7 of derivative assets are recorded in prepaid and other assets, $0.1 of derivative assets are recorded in other long-term assets and $0.8 of derivative liabilities are recorded in accrued liabilities relating to our hedges against foreign currency risks.

        We have not designated certain forward contracts to trade U.S. dollars for Euros and Czech korunas as hedges, and have marked these contracts to market each period through operations.

        We designated the interest rate swap agreements in connection with the 2011 Notes as fair value hedges. The agreements mature in July 2011. Payments or receipts under the swap agreements are recorded in interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2007 was an unrealized gain of $8.7 which is recorded in other long-term assets (2006 — unrealized loss of $7.9). The increase in the fair value of the swap agreements of $16.6 for 2007 is recorded as a reduction of interest expense on long-term debt. Fair value hedge ineffectiveness arises when the change in the fair values of our swap agreements, hedged debt obligation and its embedded derivatives, and the amortization of the related basis adjustments, do not offset each other during a reporting period. The fair value hedge ineffectiveness for our 2011 Notes is recorded in interest expense on long-term debt and amounted to a gain of $2.4 for 2007. This fair value hedge ineffectiveness is primarily driven by the difference in the credit risk used to value our hedged debt obligation as compared to the credit risk used to value our interest rate swaps.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2007, we have operating leases that require future payments as follows:

Operating Leases
2008	$47.0
2009	37.9
2010	29.3
2011	19.3
2012	7.7
Thereafter	43.4

        We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2007, these contingent liabilities amounted to $74.4 (2006 — $84.9).

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

Litigation:

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by individuals who claim they were purchasers of our stock, on behalf of themselves and other purchasers of our stock, during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. A parallel class proceeding has also been commenced against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of the expense of defending these cases, as well as potential judgments or settlement costs.

Income taxes:

        We are subject to tax audits by local tax authorities. Tax authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay may be material.

        In connection with tax audits in the United States, tax authorities asserted that our United States subsidiaries owed significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in our favour in the fourth quarter of 2006 which resulted in a reduction to our current income tax liabilities in 2006. In the third quarter of 2007, we resolved the remaining deficiencies in our favour which resulted in a reduction to current income tax liabilities in that quarter. The tax audit resolution also resulted in a small reduction in the amount of our U.S. tax loss carryforwards.

17.   SEGMENT AND GEOGRAPHIC INFORMATION:

        The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

        In 2006, we had three reportable operating segments: Asia, Americas and Europe. Beginning in the first quarter of 2007, we realigned our organizational structure to manage our operations more effectively. We evaluate financial information for purposes of making decisions and assessing financial performance based on the types of services we offer. Our operating segment is comprised of electronics manufacturing and global services, which we combined for reporting purposes because our global services segment does not meet the qualitative threshold for separate segment disclosure. Our chief operating decision maker is our Chief Executive Officer.

(i)
The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business, the level of business from new, existing and disengaging customers, the level of program wins or losses, the phasing in or out of programs, and changes in customer demand.

	Year ended December 31
	2006	2007
Enterprise communications	28%	28%
Consumer	18%	22%
Servers	17%	19%
Telecommunications	18%	14%
Storage	10%	10%
Industrial, aerospace and defense	9%	7%
(ii)
The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2005	2006	2007
China	14%	19%	18%
Thailand	19%	20%	17%
Mexico	—	15%	14%
Canada	14%	11%	12%
United States	13%	—	—
(iii)
The following table details our property, plant and equipment allocated among countries exceeding 10%:

	December 31
	2005	2006	2007
China	21%	20%	21%
Canada	20%	19%	18%
Thailand	11%	14%	16%
Mexico	—	11%	—

18.   SIGNIFICANT CUSTOMERS:

        During 2005, two customers individually comprised 15% and 12% of total revenue. At December 31, 2005, one customer represented 12% of total accounts receivable.

        During 2006, two customers individually comprised 10% of total revenue. At December 31, 2006, no customers represented more than 10% of total accounts receivable.

        During 2007, two customers individually comprised 11% and 10% of total revenue. At December 31, 2007, no customers represented more than 10% of total accounts receivable.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2005	2006	2007
Paid (recovered) during the year:
Interest (a)	$40.6	$70.5	$76.6
Taxes (b)	$24.8	$(36.5)	$23.2

(a)
This includes interest paid on the 2011 and 2013 Senior Subordinated Notes. Interest on the Notes is payable in January and July of each year until maturity. See notes 7(b) and (c). The interest paid on the 2011 Notes reflects the amounts received or paid relating to the interest rate swap agreements.

(b)
Cash taxes paid is net of any income taxes recovered.

        Cash and cash equivalents is comprised of the following:

	December 31
	2006	2007
Cash	$160.0	$328.7
Short-term investments	643.7	788.0

	$803.7	$1,116.7

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

Consolidated statements of operations:

        The following table reconciles net loss as reported in the accompanying consolidated statements of operations to net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31
	2005	2006	2007
Net loss in accordance with Canadian GAAP	$(46.8)	$(150.6)	$(13.7)
Impact of convertible debt for Canadian GAAP, net of tax (a)	(6.3)	—	—
Interest expense on convertible debt, net of tax (a)	(5.3)	—	—
Loss on repurchase of convertible debt, net of tax (a)	(2.2)	—	—
Deferred taxes on unrealized foreign exchange gains (a)	8.8	—	—
Gain on foreign exchange contract, net of tax (b)	—	3.2	—
Impact of debt instruments and interest rate swaps, net of tax (c)	—	—	(1.4)
Stock-based compensation expense (f)	9.0	(1.9)	(1.0)

Net loss in accordance with U.S. GAAP	$(42.8)	$(149.3)	(16.1)
Other comprehensive income (loss):
Other comprehensive income in accordance with Canadian GAAP	(21.9)	7.1	29.9
Net loss on derivatives designated as cash flow hedges, net of tax (c)	(19.5)	(4.8)	—
Changes to funded status of defined benefit pension and other post-employment benefit plans (d)	—	—	6.5
Minimum pension liability, net of tax (d)	(6.6)	(38.1)	—

Comprehensive income (loss) in accordance with U.S. GAAP	$(90.8)	$(185.1)	$20.3

        The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31
	2005	2006	2007
Loss attributable to common shareholders — basic and diluted	$(42.8)	$(149.3)	$(16.1)
Weighted average shares — basic (in millions)	226.2	227.2	228.9
Weighted average shares — diluted (in millions)(1)	226.2	227.2	228.9
Basic loss per subordinate voting share(2)	$(0.19)	$(0.66)	$(0.07)
Basic loss per multiple voting share(2)	$(0.19)	$(0.66)	$(0.07)
Diluted loss per share	$(0.19)	$(0.66)	$(0.07)

(1)
Excludes the effect of all options, warrants, and convertible debt as they are anti-dilutive due to the loss reported in the year. As of December 31, 2005, we had no convertible debt securities outstanding.

(2)
Basic loss per share:

  Under U.S. GAAP, we applied the two-class method as required by EITF 03-6, "Participating securities and the two-class method under FASB No. 128," which requires the disclosure of basic loss per share for each class of shares assuming 100% of our earnings are distributed as dividends to each class of shares based on their contractual rights. For purposes of this calculation, our MVS and SVS holders share ratably, as a single class, in any dividends declared. See note 9(a). Under Canadian GAAP, there is no requirement to split basic loss per share.

  The cumulative effect of these adjustments on our shareholders' equity is as follows:

	As at December 31
	2005	2006	2007
Shareholders' equity in accordance with Canadian GAAP	$2,214.4	$2,094.6	$2,118.2
Gain on foreign exchange contract, net of tax (b)	12.1	15.3	15.3
Net gain (loss) on cash flow hedges (c)	4.3	(0.5)	—
Impact of debt instruments and interest rate swaps, net of tax (c)	—	—	5.5
Minimum pension liability, net of tax (d)	(53.9)	(92.0)	(92.0)
Recognition of funded status of benefit plans, net of tax (d)	—	(57.0)	(50.5)

Shareholders' equity in accordance with U.S. GAAP	$2,176.9	$1,960.4	$1,996.5

(a)
Under Canadian GAAP, we bifurcated our LYONs into a principal component and an option component. We recorded the principal component as debt and the option component as equity. We recorded the accretion charges, amortization of debt issue costs, and gains and losses on repurchases relating to the principal component in the statement of operations. These charges are added back for U.S. GAAP. Under U.S. GAAP, we recorded the entire convertible debt as a long-term liability and, accordingly, have recorded the accretion charges and amortization of debt issue costs to interest expense of $5.3, net of tax of $3.0. In the third quarter of 2005, we repurchased the remaining outstanding LYONS. Under U.S. GAAP, we recorded a loss on repurchase of LYONs of $2.2, net of $1.2 in taxes. We reversed the outstanding deferred tax balance in 2005 as there were no LYONs remaining.

(b)
In 2001, we entered into a forward exchange contract to hedge the cash portion of the purchase price for one acquisition. This transaction did not qualify for hedge accounting treatment under SFAS No. 133, which specifically precludes hedges of forecasted business combinations. We had a gain on the exchange contract of $15.7, less tax of $3.6. We recorded a net gain of $12.1 in operations in 2001 for U.S. GAAP. For

  Canadian GAAP, we included the gain in the cost of the acquisition, resulting in a goodwill value that was $15.7 lower for Canadian GAAP than U.S. GAAP. In 2006, we sold the plastics business that was part of the initial acquisition. This resulted in a portion of the gain being realized in operations under Canadian GAAP of $0.4. In 2006, we also reduced the deferred tax by $3.6 on the initial gain. As of December 31, 2006 and 2007, the remaining gain on the foreign exchange contract was $15.3.

(c)
We enter into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. We document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies. We record changes in the fair value of foreign currency contracts that are designated effective and qualify as cash flow hedges of forecasted transactions in accumulated other comprehensive income and reclassify these into the same component of earnings in the same period when the hedged transaction is recognized. At December 31, 2005, we recorded an asset of $4.3 ($7.2 less $2.9 in taxes) and a corresponding loss of $19.5 ($26.1 less $6.6 in taxes) to other comprehensive loss. At December 31, 2006, we recorded a liability of $0.5 (with no tax impact) and a corresponding loss of $4.8 ($7.7 less $2.9 in taxes) to other comprehensive loss. Effective January 1, 2007, we adopted the new standards issued by the CICA on financial instruments, hedges and comprehensive income. As a result, this is no longer a reconciling item for U.S. GAAP.

  In 2004, we entered into interest rate swap agreements to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate. Under U.S. GAAP, we recorded a liability of $9.9 (less $3.4 in taxes) as at December 31, 2006, representing the fair value of the swap agreements, and a corresponding loss to earnings. We also recorded an asset of $9.9 (less $3.4 in taxes) as at December 31, 2006, representing the incremental fair value of the 2011 Notes attributable to the risk being hedged, and a corresponding gain to earnings. There was no net impact to the statement of operations.

  Effective January 1, 2007, the prepayment options in our Senior Subordinated Notes are regarded as embedded derivatives under Canadian GAAP and bifurcated in accordance with the new standards issued by the CICA. However, such bifurcation is not required under U.S. GAAP and therefore, the transitional adjustments related to the bifurcation of embedded prepayment options recorded against the opening deficit, as well as the subsequent fair value adjustments of embedded derivatives and amortization of related basis adjustments due to bifurcation of embedded derivatives in the statement of operations, are reversed for U.S. GAAP. Under U.S. GAAP, we recorded a gain of $1.3 ($1.9 less $0.6 in taxes) to reverse the transitional adjustment recorded in opening deficit for Canadian GAAP. This is offset by a loss of $1.3 ($1.9 less $0.6 in taxes) in the statement of operations to reverse the fair value adjustments and amortization of basis adjustments recorded for Canadian GAAP. There is no net impact on shareholders' equity under U.S. GAAP in 2007.

  Due to the bifurcation of embedded prepayment options as required by the new standards issued by the CICA, our prior hedge relationship between the 2011 Notes and the interest rate swaps becomes a non-qualified type for fair value hedge accounting under Canadian GAAP. Under Canadian GAAP, as part of the transitional adjustments, we recorded a derivative liability of $7.9 as of January 1, 2007 for the interest rate swaps. This transitional loss of $5.6 ($7.9 less $2.3 in taxes) is added back to shareholders' equity for U.S. GAAP. On January 1, 2007, we redesignated a new hedging relationship between our 2011 Notes and the interest rate swaps, together with the bifurcated embedded prepayment options, to qualify for fair value hedge accounting under Canadian GAAP. For Canadian GAAP, we have adopted the "long-haul" method to evaluate the effectiveness of this hedge relationship on an ongoing basis and to calculate the changes in the fair values of the hedging instrument and related hedged item due to the hedged risks. For 2007, the difference in the changes in fair values between the interest rate swaps and the hedged debt obligation amounted to a loss of $3.5 ($1.3 plus $2.2 in taxes) for Canadian GAAP which is added back to the statement of operations for U.S. GAAP.

  Since bifurcation of our embedded prepayment options is not required under U.S. GAAP, we continue to apply fair value hedge accounting to our 2011 Notes and interest rate swaps in 2007, using the "shortcut" method with the assumption that there is no ineffectiveness for U.S. GAAP. We recorded an increase of $16.6 in the fair value of interest rate swap, with a corresponding gain of $11.8 ($16.6 less $4.8 in taxes) to earnings. We also recorded an increase of $16.6 in the fair value of the 2011 Notes attributable to the interest rate risk being hedged, and a corresponding loss of $15.4 ($16.6 less $1.2 in taxes) to earnings. The difference in the tax rates applied to the gain on the interest rate swaps and the loss on hedged debt obligation resulted in a loss of $3.6 charged to the statement of operations under U.S. GAAP.

(d)
Prior to adopting SFAS No. 158 for U.S. GAAP, we were required to record an additional minimum pension liability for our post-employment benefit plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. We charged other comprehensive loss with $38.1, net of tax of $23.8 in 2006.

  As a result of adopting SFAS No. 158 in 2006, we recorded a net pension liability for U.S. GAAP, representing the funded status of pension and other post-retirement benefit plans, and charged accumulated other comprehensive loss for $57.0 at December 31, 2006. Changes to the funded status after initial adoption are recognized through comprehensive income (loss) in the year of the change. The estimated amounts that will be amortized from accumulated other comprehensive loss during 2008 are a loss of $0.2 in initial net asset obligation, a $1.1 gain in prior service costs, and a net loss of $5.4. There are no pension plan assets that are expected to be returned to us during 2008.

(e)
Accrued liabilities include $113.7 at December 31, 2007 (2006 — $108.2) relating to payroll and benefit accruals.

Other disclosures required under U.S. GAAP:

(f)
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

  As a result of adopting SFAS No. 123(R), we recorded an additional $1.9 to our U.S. GAAP compensation expense for 2006. Diluted net loss per share for 2006 was approximately $0.03 higher than if we continued to account for stock-based compensation under APB Opinion No. 25. We recorded an additional $1.0 to our U.S. GAAP compensation expense for 2007.

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

  As of December 31, 2007, we have total compensation costs relating to unvested stock option awards that have not yet been recognized of $9.0 (2006 — $11.2), net of estimated forfeitures. Compensation cost will be amortized on a straight-line basis over the remaining weighted-average period of approximately two years and will be adjusted for subsequent changes in estimated forfeitures.

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

  As of December 31, 2007, the weighted average remaining life of exercisable options is 4.5 years.

  The pro forma disclosure relating to options granted prior to January 1, 2006 for U.S. GAAP is as follows:

Year ended December 31 2005
Net loss in accordance with U.S. GAAP, as reported	$(42.8)
Deduct: Stock-based compensation costs using fair-value method	(56.6)

Pro forma net loss in accordance with U.S. GAAP	$(99.4)

Loss per share:
Basic — as reported	$(0.19)
Basic — pro forma	$(0.44)
Diluted — as reported	$(0.19)
Diluted — pro forma	$(0.44)

  Under Canadian GAAP, we adopted the fair-value method of accounting for stock-based compensation in 2003 and recorded stock option expense of $9.0 in 2005 which was added back for U.S. GAAP.

(g)
Accumulated other comprehensive loss:

	Year ended December 31
	2005	2006	2007
Accumulated other comprehensive income in accordance with Canadian GAAP	$19.4	$26.5	$55.9
Opening balance of accumulated net gain (loss) on cash flow hedges	23.8	4.3	(0.5)
Transitional adjustment — January 1, 2007 (note 10)	—	—	0.5
Net loss on derivatives designated as cash flow hedges, net of tax (c)	(19.5)	(4.8)	—

Closing balance	4.3	(0.5)	—
Opening balance related to pension and non-pension post-employment benefit plans	(47.3)	(53.9)	(149.0)
Minimum pension liability, net of tax (d)	(6.6)	(38.1)	—
Recognition of funded status of defined benefit pension and other post-employment benefit plans, net of tax (d)	—	(57.0)	6.5

Closing balance	(53.9)	(149.0)	(142.5)

Accumulated other comprehensive loss in accordance with U.S. GAAP	$(30.2)	$(123.0)	$(86.6)

(h)
Warranty liability:

  We record a liability for future warranty costs based on management's best estimate of probable claims under our product or service warranties. The accrual is based on the terms of the warranty which vary by customer, product or service and historical experience. We regularly evaluate the appropriateness of the remaining accrual.

  The following table details the changes in the warranty liability:

	2005	2006	2007
Balance at January 1	$20.0	$23.9	$23.2
Accruals	17.6	14.3	15.5
Payments	(13.7)	(15.0)	(13.9)

Balance at December 31	$23.9	$23.2	$24.8

(i)
Accounting for uncertainty in income taxes:

  Effective 2007, we adopted FIN 48, "Accounting for uncertainty in income taxes," for U.S. GAAP. This standard prescribes a recognition and measurement model for the accounting of uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition of tax benefits, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this standard did not have a material impact on our U.S. GAAP results.

  A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

2007
Balance at January 1	$88.3
Additions based on tax provisions related to the current year, including foreign exchange	22.6
Reductions for tax positions of prior years	(31.1)

Balance at December 31	$79.8

  The full amount of unrecognized tax benefits of $79.8, if recognized, would reduce our annual effective tax rate. We expect our unrecognized tax benefits to change significantly over the next 12 months as a result of ongoing Canadian and foreign tax audits. However, we are unable to estimate the range of possible change.

  We recognize accrued interest related to unrecognized tax benefits in current tax expense. We accrued net potential interest of $5.7 related to the unrecognized tax benefits during 2007 and in total, as of December 31, 2007, we have recorded a net liability for potential interest of $1.6.

  We are subject to taxes in the following jurisdictions: Canada, United States, Mexico, Brazil, Spain, Czech Republic, Romania, Hungary, Switzerland, Hong Kong, China, Japan, Thailand, Singapore and Malaysia, all with varying statutes of limitations.

  Generally, the tax years 2000 through 2007 remain subject to examination by tax authorities with the exception of the following jurisdictions in which earlier years remain subject to examination by tax authorities:

Years
Canada (specific item under waiver)	1996-1998
Hong Kong	1998-1999
(j)
Recently issued United States accounting pronouncements:

  In December 2007, the FASB issued SFAS No. 141R, "Business combinations (revised 2007)," which requires the use of fair value accounting for business combinations. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination has been agreed to and announced. In addition, transaction costs must be expensed under the new standard. This standard is to be applied prospectively and effective for acquisitions closing on or after January 1, 2009.

21.   COMPARATIVE INFORMATION:

        We have reclassified certain prior year information to conform to the current year's presentation.

QuickLinks

TABLE OF CONTENTS
PART I
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Table 1: Retainers and Meeting Fees for 2008
Table 2: Director Fees Paid in 2007
Table 3: Equity Interest Other than Options
Table 4: Options Granted to Directors
Table 5: Summary Compensation
Celestica's Mid-Term Incentive Plan Awards
Performance/Restricted Share Units Outstanding as at December 31, 2007
Table 6: Options Granted during 2007
Table 7: Options Exercised During 2007, Value of Share Awards Released During 2007 and Value of Options as at December 31, 2007
Table 8: Compensation Elements
Table 9: Weighting of Compensation Elements
Table 10: Performance Vesting PSU Vesting Schedule
Table 11: Share Ownership Guidelines
Table 12: Retirement Benefit 2007 Canadian Contributions
Table 13: Canadian Pension Plan Canadian Pension Plan Table(1)(2)
Table 14: Supplemental Disclosure on Pension Arrangements
Table 15: Equity Compensation Plans as at December 31, 2007
Outstanding Options
PART II
PART III
SIGNATURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars)