Form 20-F
period 2008-12-31
CELESTICA INC
filed 2009-03-24
CIK 1030894

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2008
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

199,580,858 Subordinate Voting Shares	0 Preference Shares
29,637,316 Multiple Voting Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2008. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average daily exchange rate was U.S.$1.00 = C$1.066.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 23, 2009, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

Forward-Looking Statements

        Item 4, "Information on the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, including, without limitation, statements related to our future growth, trends in our industry, our financial or operational results and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may," "will," "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation.

        Forward-looking statements are not guarantees of future performance. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of the impact of the global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers, during uncertain economic conditions; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including the trend for outsourcing; variability of operating results among periods; our dependence on a limited number of customers; the challenge of responding to lower-than-expected customer demand; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities; the challenge of managing our financial exposures to foreign currency fluctuations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate and many of which may involve factors that are beyond the control of the Company. The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30 days to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

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

	Year ended December 31
	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$8,839.8	$8,471.0	$8,811.7	$8,070.4	$7,678.2
Cost of sales	8,431.9	7,989.9	8,359.9	7,648.0	7,147.1

Gross profit	407.9	481.1	451.8	422.4	531.1
Selling, general and administrative expenses(2)	331.6	296.9	285.6	295.1	303.8
Amortization of intangible assets	34.6	28.4	27.0	21.3	15.1
Integration costs related to acquisitions(3)	3.1	0.6	0.9	0.1	—
Other charges(4)	603.2	130.9	211.8	47.6	885.2
Accretion of convertible debt (LYONs)	17.6	7.6	—	—	—
Interest expense (income), net(5)	19.7	42.2	62.6	51.2	42.5

Earnings (loss) before income taxes	(601.9)	(25.5)	(136.1)	7.1	(715.5)
Income tax expense(6)	252.2	21.3	14.5	20.8	5.0

Net loss	$(854.1)	$(46.8)	$(150.6)	$(13.7)	$(720.5)

Other Financial Data:
Basic loss per share	$(3.85)	$(0.21)	$(0.66)	$(0.06)	$(3.14)
Diluted loss per share	$(3.85)	$(0.21)	$(0.66)	$(0.06)	$(3.14)
Property, plant and equipment expenditures	$142.2	$158.5	$189.1	$63.7	$88.8
Consolidated Statements of Operations Data (U.S. GAAP)(7):
Net loss	$(867.5)	$(42.8)	$(149.3)	$(16.1)	$(725.8)
Shares used in computing per share amounts (in millions):
Basic	222.1	226.2	227.2	228.9	229.3
Diluted	222.1	226.2	227.2	228.9	229.3

	As at December 31
	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$968.8	$969.0	$803.7	$1,116.7	$1,201.0
Working capital(8)	1,458.3	1,488.1	1,394.9	1,553.0	1,603.4
Property, plant and equipment	555.4	531.1	553.6	466.0	467.5
Total assets	4,939.8	4,857.8	4,686.3	4,470.5	3,786.2
Total long-term debt, including current portion(9)	627.5	751.4	750.8	758.5	733.1
Shareholders' equity	2,488.8	2,214.4	2,094.6	2,118.2	1,365.5
Consolidated Balance Sheet Data (U.S. GAAP)(7):
Total assets	$4,988.7	$4,876.2	$4,708.1	$4,485.8	$3,786.2
Total long-term debt, including current portion	846.1	751.4	750.8	757.2	723.4
Shareholders' equity	2,257.6	2,176.9	1,960.4	1,996.5	1,254.8

(1)
Changes in accounting policies:

(i)
Effective January 1, 2007, we adopted CICA Handbook Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," Section 3861, "Financial instruments — disclosure and presentation," and Section 3865, "Hedges." We were not required to restate prior results.

    The transitional impact of adopting these standards and recording our derivatives on January 1, 2007 at fair value is as follows:

Increase (decrease)
(in millions)
Prepaid and other assets	$5.5
Other long-term assets	(10.3)
Accrued liabilities	5.8
Long-term debt — embedded option and debt obligation	1.9
Long-term debt — unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income tax liability	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss — cash flow hedges	0.5
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

  In 2008, Other charges totaled $885.2 million, comprised primarily of: (a) a non-cash write-down of $850.5 million relating to the annual goodwill impairment assessment; (b) a $35.3 million restructuring charge; and (c) a non-cash write-down of $8.8 million relating to the annual impairment assessment of long-lived assets against property, plant and equipment; offset, in part, by; (d) a $7.6 million gain on repurchase of long-term debt.

(5)
Interest expense (income), net is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and cash equivalents. As a result of adopting the standards on financial instruments and hedges in 2007, we have marked-to-market the embedded prepayment options in our debt instruments and have applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (7 7/8% Senior Subordinated Notes due 2011). The changes in fair values each period are recorded in interest expense. The marked-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatilities and credit spreads.

(6)
The income tax expense for 2004 included a charge of $248.2 million relating to a valuation allowance for deferred income tax assets. The reduced future expected profits, the cost of restructuring actions and the planned program transfers negatively impacted our previous estimates of taxable income, particularly in the United States and Europe. We determined that the more likely than not criteria was no longer met and accordingly increased the valuation allowance.

(7)
The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

•
For 2004: interest and deferred taxes on convertible debt classified as a long-term liability rather than as a bifurcated instrument, impairment on certain long-lived assets, loss on repurchase of convertible debt and the adoption of fair-value accounting for stock-based compensation for Canadian GAAP only;

•
For 2005: interest on convertible debt classified as a long-term liability rather than as a bifurcated instrument, reversal of deferred taxes on convertible debt, loss on repurchase of convertible debt and the adoption of fair-value accounting for stock-based compensation for Canadian GAAP only;

•
For 2006: the transition adjustment resulting from adopting the fair-value accounting for stock-based compensation for U.S. GAAP in 2006;

•
For 2007: the transition adjustment resulting from adopting the standards on financial instruments, hedges and comprehensive income for Canadian GAAP in 2007; and

•
For 2008: reversal of gain on foreign exchange contract, the timing of recording certain tax uncertainties and the adjustments relating to the adoption of financial instruments, hedges and comprehensive income for Canadian GAAP.

  Refer to note 20 to the Consolidated Financial Statements in Item 18.

(8)
Calculated as current assets less current liabilities.

(9)
Long-term debt includes capital lease obligations and the principal component of convertible debt instruments (LYONs). All remaining LYONs were redeemed in the third quarter of 2005.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Our shareholders and prospective investors should carefully consider each of the following risks and all of the other information set forth in this Annual Report.

  We are operating in unprecedented times, as global economies and global capital markets deal with a significant economic crisis.

        Businesses in virtually all industries are dealing with an economic environment that may be unprecedented in terms of the rate and pace of change in end-market demand and global economic uncertainty. In this environment, visibility of end-market demand is more uncertain, there could be an increased risk of business failures among competitors, suppliers and customers. If these failures were to occur, this could negatively impact many aspects of our business including revenue and our operating profitability, asset utilization, increased accelerated pricing pressure, additional restructuring activities, market share shifts of existing programs, write-down of inventories and the failure to collect accounts receivables. Additionally, the weaker economic environment could result in significant volatility in currency fluctuation, which could also impact our operating profitability and increase other expenses related to running a global operation. While we have significant cash invested in short-term, high-quality financial instruments including money market funds and certificates of deposits with global banking leaders, we cannot guarantee that these deposits can be protected if the global economy and capital markets continue to experience significant and prolonged weakness.

        The global economic conditions and credit crisis may well accelerate or exacerbate the effect of the various risk factors described in this Annual Report as well as result in other unforeseen events that will affect our business and financial condition.

  We are in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We are in a highly competitive industry. We compete on a global basis to provide electronics manufacturing services and solutions to original equipment manufacturers (OEMs) in the communications, enterprise computing, consumer, industrial, aerospace and defense, alternative energy and healthcare markets. Our competitors include major domestic and foreign companies such as Benchmark Electronics Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc. and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. In addition, original design manufacturers (ODMs), companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services across several markets and product groups, including personal computer motherboards, notebook and desktop computers, and cell phones. While we do not generally participate in these segments, and we have not, to date, encountered significant direct competition from ODMs in the end-markets in which we participate, such competition may increase if our business in these markets grows, or if ODMs expand further into, or beyond, these markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers.

        Some of our competitors have a greater production presence in lower-cost geographies, as well as greater manufacturing, financial, procurement, research and development and marketing resources than we have. While we have increased the amount of capacity we have in lower-cost regions over the past several years, lower-cost regions may not provide the same operational benefits they have in the past as these regions are also being impacted by the global economic crisis. As a result, we may experience increased pricing pressure and other competitive pressures as the competitive landscape in lower-cost regions adjusts to the current economic environment. Additionally, our current or potential competitors may also increase or shift their presence in lower-cost regions to try to offset current end-market weakness or develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and may continue to cause excessive pricing pressures, increased working capital requirements, reduced profit or loss of market share (from both program and customer disengagements), any of which could materially and adversely affect us. The current global economic crisis may also increase the competitive environment in all these areas which could impact our profitability. In addition, the EMS industry has excess manufacturing capacity and has seen increased competition from Asian competitors, which may begin to expand into new end-markets. These factors have exerted and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

  We are dependent on a limited number of customers, primarily within the communications, enterprise computing and consumer markets, for a substantial portion of our revenue.

        A decline in revenue from these customers or a loss of a large customer could have a material adverse affect on our financial condition and results of operations. During 2008, we had no individual customer that represented more than 10% of our total 2008 revenue. Our top 10 customers in 2008 represented 63% of our total 2008 revenue. Our two largest customers in 2007 were Cisco Systems and Sun Microsystems, each of which represented more than 10% of our total 2007 revenue and in aggregate represented 21% of our total 2007 revenue. Our top 10 customers in 2007 represented 61% of our total 2007 revenue. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. To reduce this reliance, we have been targeting new customers and new business opportunities in our traditional segments, as well as newer markets such as industrial, aerospace and defense, alternative energy and healthcare markets.

        Although we generally enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a project by project basis and typically have supply contracts or purchase orders in place for a specific project. We are dependent on customers to fulfill the terms associated with these orders and/or contracts.

        In addition, some of our customers routinely reduce or delay the volume of manufacturing services ordered from us. There is no assurance that present or future large customers will not terminate their manufacturing arrangements with us or significantly change, reduce, or delay the volume of manufacturing services they order from us, any of which would adversely affect our operating results. Significant reductions in, or the loss of, revenue from any of our large customers could have a material adverse effect on us. Additionally, the ramping of new program wins from new or existing customers can take from several months to more than a year before production starts. During this start-up period, these programs are subject to significant change or outright cancellation, in contrast to the initial expectations at the time of winning the new business, due to changes in end-market demand or changes in product viability in the marketplace.

  We are dependent on customers operating in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

        The end markets we serve can experience major swings in demand which, in turn, can significantly impact our operations. Our financial performance depends on our customers' ability to compete and succeed in their markets, which could be affected directly by the current global economic conditions. The majority of our customers' products are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. In many instances, our customers have experienced severe revenue erosion, pricing and margin pressures, and excess inventories during the past few years.

        We have recently increased the amount of our business in the consumer segment, which is characterized by shorter product lifecycles, significant increases and decreases of program volumes based on strength in end-market demand, rapid changes in consumer preferences for these products and devices, and greater ease in shifting these products among EMS competitors. The increased exposure to this segment may make revenue more volatile.

        During the latter part of 2006 and in 2007, we experienced unexpected reductions in demand from our customers in the telecommunications segment, driven primarily by the weaker demand in North America, and from recent consolidations in the industry.

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

        In addition, customers may cancel their orders, change production quantities, or delay production for a number of reasons. Furthermore, in order to guarantee continuity of supply for many of our customers, we are required to manufacture and hold a specified amount of finished goods in our warehouses for our customers. The uncertainty of our customers' end-markets, intense competition in our customers' industries and general order volume volatility have resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated.

        Changes in customers' orders could also cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer's orders or, in certain circumstances, require us to return the inventory to our suppliers, re-sell the inventory or continue to hold the inventory, any of which may result in our taking additional reserves for the inventory should it become excess or obsolete. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. In some cases, changes in circumstances for a customer could also negatively impact the collectability of receivables or carrying value of our inventory for that customer. On other occasions, customers have required rapid and sudden increases in production, which have placed an excessive burden on our manufacturing capacity. Rapid changes in product ramps and/or the weakening financial condition or deterioration of any single customer's financial condition could prevent us from collecting receivables or realizing the value of inventory on hand. Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

  Competitors with component manufacturing capabilities may have greater opportunities than us to win additional business from some of our customers. This capability may have the potential to provide that competitor with additional capabilities or cost saving opportunities.

        We procure all of our components from third party suppliers. In addition to traditional EMS services, some of our competitors also manufacture some of the components used in the products they assemble. This can include metal or plastic enclosures, connectors, semiconductors, cabling and other components used in the manufacturing of electronics. Those capabilities may provide additional incentives for some customers to do business with those EMS or ODM companies as there may be additional opportunity to reduce the total costs of their products by using more components and services from one company. If this were to occur, we may experience reduced revenue from certain customers and lower utilization rates.

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

  •
  losing programs and customers that reduce their business risk by re-sourcing or dual/multi sourcing their business with us due to unforeseen disruptions in our operations; and

  •
  market share shifts associated with customer consolidation or supplier consolidation.

        Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or the benefits we expected to realize from our restructuring actions and could adversely affect our business and operating results.

  We face financial risks due to foreign currency fluctuations.

        The principal currency in which we conduct our operations is the U.S. dollar. However, some of our subsidiaries transact business in other currencies, such as the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, Czech koruna, Singapore dollar, Japanese yen, Chinese renminbi, Brazilian real, Philippine peso, Romanian lei, Indian rupee and the Euro. The current economic credit crisis has resulted in significant fluctuations of currency rates which has and will continue to affect profitability on a quarter to quarter basis. We often enter into hedging transactions to minimize our exposure to foreign currency risks. We may also enter into forward exchange contracts to hedge our balance sheet exposures. Our current hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell foreign currencies at future dates. These contracts generally extend for periods ranging from one to 15 months. Our hedging transactions may not successfully minimize foreign currency risk, which could have a material adverse effect on our results of operations.

  Failure of our customers to pay the amounts owed to us in a timely manner may adversely affect our financial condition and results of operations.

        We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant accounts receivable from sales to our customers, historically representing 22% to 39% of current assets. Accounts receivable from sales to customers at December 31, 2008 were $1,074.0 million (December 31, 2007 — $941.2 million; and December 31, 2006 — $973.2 million). At December 31, 2008, two customers each represented more than 10% of total accounts receivable (December 31, 2007 — no customer represented more than 10% of total accounts receivable; and December 31, 2006 — no customer represented more than 10% of total accounts receivable). If any of our customers has insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by customers, and may extend our payment terms or restructure the debt, which could have a significant adverse impact on our financial condition and results of operations. Any deterioration in the financial condition of our customers will increase the risk of collecting receivables. The current global economic crisis could also impact our customers' ability to pay receivables or put customers into bankruptcy or reorganization which could also impact our ability to collect our receivables. We regularly review our accounts receivable valuations and make adjustments when necessary. Our allowance for doubtful accounts at December 31, 2008 was $13.7 million (December 31, 2007 — $21.5 million; and December 31, 2006 — $21.4 million), which represented 1% of the gross accounts receivable balance (December 31, 2007 — 2%; and December 31, 2006 — 2%). In addition, payment terms could change which may adversely affect our financial results.

  We face increased financial risk due to the potential non-performance of a counterparty, including but not limited to financial institutions, customers and suppliers, during the current uncertain economic environment.

        The potential occurrence of default by a counterparty on its contractual obligations may result in a financial loss to us. To mitigate the risk of financial loss from defaults, we deal with counterparties we believe are creditworthy. We also expect the current global economic conditions and credit crisis to impact the financial condition of some of our customers and suppliers. The current economy could impact certain customers' ability to pay, or it could render them insolvent, which would impact the collectibility of their accounts. Similarly, an interruption in supply from a raw materials supplier, especially for single sourced components, could have a significant impact on our operations and on our customers if we are unable to deliver finished product in a timely manner. We continue to closely monitor our customers' ability to pay their receivables and to monitor our suppliers in an effort to ensure consistency of supply.

  We may be required to make larger contributions to our defined benefit plans in the future, which may have an adverse impact on our liquidity and our results of operations.

        We maintain multiple defined benefit plans as well as supplemental pension plans. Some employees in Canada, Japan, the United Kingdom and the Philippines participate in our defined benefit pension plans. We also have defined contribution plans for our other employees, primarily in Canada and the U.S.

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. Our obligations are based on certain assumptions relating to expected plan performance, including employee turnover and retirement rates, the performance of the financial markets and discount rates. If future trends differ from these assumptions, the amounts we are obligated to contribute to the pension plans may increase. If the financial markets result in returns lower than our assumptions, we may be required to make larger contributions in the future and our pension expense may also increase.

  Our customers may be adversely affected by rapid technological changes which have an adverse impact on our business.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance or are cancelled, our business could be materially adversely affected. In addition, an accelerating decline in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have a material adverse impact on our business. Additionally, the ramping of new program wins from new or existing customers can take from several months to more than a year before production starts. During this start-up period, these programs are subject to significant change or outright cancellation, in contrast to the initial expectations at the time of winning the new business, due to changes in end-market demand or changes in product viability in the marketplace.

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

  •
  making acquisitions in new end markets or in technologies where our knowledge or experience is limited;

  •
  losing customers who want to transfer their business because of the change in ownership;

  •
  losing key employees of acquired operations; and

  •
  not achieving anticipated business volumes.

        Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. Previous acquisitions have resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. Our failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect our operating results. All goodwill from previous acquisitions has been written off.

  We have had significant restructuring charges and losses for several years and may experience restructuring charges and losses in future periods.

        We have a history of recording losses resulting primarily from restructuring charges and the write-down of goodwill and long-lived assets. These amounts have varied from period to period. In 2004, we also recorded a write-down of accounts receivable for one specific customer which subsequently went bankrupt. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and end-market demand, with the intention of improving utilization and realizing cost savings in the future. We will continue to evaluate our operations and may propose additional restructuring actions in the future. Any failure to successfully execute these initiatives, including any delay in effecting these initiatives, can have a material adverse impact on our results. Furthermore, we may not be profitable in future periods.

  Restrictions on our ability to restructure quickly enough can delay the timing and affect the benefits we expect from our restructuring efforts.

        We have operations in multiple regions around the world. As a result, we are subject to different regulatory requirements and labor laws governing how quickly we are able to reduce manufacturing capacity and terminate related employees. These requirements are particularly stringent in Europe. Restrictions on our ability to close under-utilized facilities have resulted in higher expenses associated with carrying excess capacity and infrastructure while conducting restructuring activities. While it has typically been easier to restructure our operations in certain lower-cost regions, the current global economic conditions may change how governments in all regions regulate restructuring as the weaker demand environment impacts local economies. The speed of our restructuring can also be impeded by delays from our customers related to the timing of their product transfers, which can prevent us from transferring products to our other facilities in a timely and cost-effective manner. Since the restructuring of our plants requires some of our customers to move their production from one of our facilities to another, customers have, and may in the future, use this opportunity to shift their production to competitors' facilities.

  Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and results of operations.

        We have facilities in numerous countries, including Brazil, China, the Czech Republic, India, Ireland, Japan, Malaysia, Mexico, the Philippines, Romania, Singapore, Spain and Thailand. During 2008, approximately two-thirds of our revenue was produced from locations outside of North America. We also purchase material from international suppliers for much of our business, including our North American business. We believe that our future growth depends largely on our ability to increase our business and penetration with global OEMs and selective markets, in both higher-cost and lower-cost regions.

        Our international expansion has had and will continue to require significant management attention and financial resources. International operations are subject to inherent risks which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  changes in regulatory requirements;

  •
  inflation and rising costs;

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

        A significant portion of our costs is for the purchase of electronic components. All of the products we manufacture or assemble require one or more components that we order from component suppliers. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production and thus delay the revenue of all products that use that component or can cause price increases in the products and services we provide. In the past, we have secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in the cost of components, may have a material adverse effect on our business or cause our results of operations to fluctuate from period to period. Changes in forecasted volumes by our customers, which require additional components that may not be readily available, could also impact our results. The financial condition of suppliers could affect their ability to supply us with components which could negatively impact our revenue. Additionally, quality or reliability issues at any of our component or materials providers, or financial difficulties that affect their production, could halt or delay production of a customer's product which could adversely impact our results.

  The efficiency of our operations could be adversely affected by any delay in delivery from our transportation suppliers, including delays caused by work stoppages and natural disasters.

        We rely on a variety of common carriers for the transportation of materials and products and for their ability to route these materials and products through various international ports. A work stoppage, strike or shutdown of any important supplier's facility or operations, or at any major port or airport, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our results of operations. Increased political activism and worsening local economic conditions could impact receipt of materials and product shipments. Natural disasters such as tsunamis and earthquakes, and the severe and dramatic change to historical weather patterns in the regions where our facilities or our suppliers' facilities are located, could have an adverse impact on our ability to deliver products to our customers. Such events could disrupt supply to us, and from us to our customers, and adversely affect our operations.

  If our products or services are subject to warranty claims, our business reputation may be damaged and we may incur significant costs.

        In certain of our sales contracts, we provide warranties against defects or deficiencies in our products, services or designs. A successful claim for damages arising as a result of such defects or deficiencies, for which we are not insured or where the damages exceed our insurance coverage, or any material claim for which insurance coverage is denied or limited and for which indemnification is not available, could have a material adverse effect on our business, results of operations and financial condition. As we pursue new end-markets, warranty requirements will vary and we may be less effective in pricing our products to appropriately capture the warranty costs.

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

        Certain of our subsidiaries provide financing, products and services to, and may from time to time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, related party transactions and, in particular, related party financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        Taxation authorities could challenge the validity of our related party financing and related party transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with tax audits in the United States, tax authorities had asserted that our United States subsidiaries owed significant amounts of tax, interest and penalties arising from related party transactions. These asserted deficiencies were subsequently resolved in our favor. In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 and 2002 should have been materially higher as a result of certain related party transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe that we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely against us, the amounts we may be required to pay could be material.

  Changes in accounting standards enacted by the standard-setting bodies may adversely affect our reported revenue, profitability and financial condition.

        Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reconciled to U.S. GAAP. These accounting standards are revised periodically and/or expanded upon by the standard-setting bodies. Accordingly, we are required to adopt new or revised accounting standards or comply with revised interpretations issued from time to time by these authoritative bodies, which include the Canadian Accounting Standards Board, the Financial Accounting Standards Board and the U.S. Securities and Exchange Commission. Most recently, the Canadian Accounting Standards Board has decided to adopt the International Financial Reporting Standards effective 2011. The adoption of these changes could adversely affect our reported revenue, profitability or financial condition. Compliance with these changes could also increase our financial and accounting costs.

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

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend, in part, upon our ability to continually develop and market electronics manufacturing services that meet our customers' evolving needs. This could entail investing in new processes or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we enter new end-markets where our experience is limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

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

        There is also a risk that infringement claims may be brought against us, our customers or our suppliers in the future. If someone does successfully assert an infringement claim, we may be required to spend significant time and money to develop a manufacturing process that does not infringe upon the rights of such other person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in such litigation. As we pursue new end markets, we may be less effective in anticipating the intellectual property risk related to the new manufacturing and design services.

  We may not be able to increase revenue if the trend of outsourcing by OEMs slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. The current economic slowdown may also impact the trend of outsourcing as some customers may reverse their outsourcing and shift production back to their own facilities to improve their factory utilization. Political pressures or negative sentiment by our customers' customers or local governments may impede the movement of production from one geography to another. These and other factors could adversely affect the rate of outsourcing generally or, adversely, affect the rate of outsourcing to EMS providers, such as Celestica, who have shifted substantial capacity to these lower-cost geographies.

  Implementation of new information systems could adversely impact our results.

        We currently use multiple Enterprise Resource Planning systems in support of our manufacturing sites and we may reduce the number and variety of these systems in the future. Our inability to effectively consolidate our information systems could have a material adverse impact on our results.

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

        Due to the highly competitive nature of the electronics industry, our customers have required lower-cost solutions from their EMS providers. Over time, this has resulted in the movement of our production from higher-cost regions such as North America and Western Europe to lower-cost regions such as Asia, Latin America and Eastern Europe. This move has had, and could continue to have, a negative impact on current and future results by increasing the risks associated with, among other things, transferring production to new regions where skills or experience may be more limited than in higher-cost regions, incurring higher operating expenses during the transition, incurring additional restructuring costs associated with the decrease in production levels in higher-cost geographies and the risks of operating in new foreign jurisdictions. In certain situations, product transfers have resulted in, and may in the future result in our inability to retain our existing business or grow future revenue due to potential execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities.

  Our compliance with environmental laws and obligations could be costly.

        We are subject to various federal, state/provincial, local and multi-national environmental laws and regulations. Our environmental approach and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Future developments and increasingly stringent regulations could require us to incur additional expenditures relating to environmental matters at our facilities. Achieving and maintaining compliance with present, changing and future environmental laws could restrict our ability to modify or expand our facilities or to continue production. This compliance could also require us to acquire costly equipment or to incur other significant expenses. As well, we are increasingly expected to incur and satisfy contractual obligations with our customers with respect to environmental matters and such obligations may extend beyond our regulatory obligations.

        We generally obtained environmental assessment reports, or reviewed recent assessment reports initiated by others, for most of the manufacturing facilities that we own or lease at the time we acquired or leased such facilities. Such assessments may not reveal all environmental liabilities and current assessments were not available for all facilities. Consequently, there may be material environmental liabilities of which we are not aware and ongoing remediation, mitigation and risk assessment measures may not be adequate for purposes of future laws. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the presence of such substances. For the most part, our current operations are unlikely to cause significant environmental impacts to soil or groundwater. Contamination could have occurred as a result of past operations (our own or prior occupants of a site) and the condition of our properties could be affected by environmental conditions or activities in the vicinity of the properties. From time to time, we investigate, remediate or monitor soil and groundwater contamination at certain of our operating sites and may incur significant costs to do so. In instances where soil or groundwater contamination existed prior to our ownership or occupation of a site, landlords or former owners may have retained some contractual responsibility or regulatory liability for the contamination and its remediation. However, where such residual liability of landlords or former owners does not exist or where such landlords or former owners fail to fulfill their obligations, we may be required to remediate such contamination.

        More stringent environmental legislation continues to be imposed, including laws which place increased responsibility and requirements on the "producers" of electronic equipment (i.e., the OEMs) and, in turn, their EMS providers and suppliers. A significant investment of time and resources must be made to ensure compliance with ever-changing environmental legislation and any non-compliance could impact production. These laws include the European Union's Restriction of Hazardous Substances (RoHS), which restricts the use of lead and certain other specified substances in electronic products in the European Union and China's Administration on the Control of Pollution caused by Electronic Information Products (often referred to as

China's RoHS legislation). Where appropriate, we have transitioned our manufacturing processes and interfaced with suppliers and customers to conform to RoHS requirements. Noncompliance with the RoHS requirements could potentially result in substantial costs, including fines and penalties, as well as liability to our customers. The electronics industry is also subject to the European Union's requirements with respect to the collection, recycling and management of waste for electronic products and components. Under the European Union's Waste Electrical and Electronic Equipment (WEEE) directive, compliance responsibility rests primarily with OEMs rather than with EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations. Failure by our customers to meet the RoHS or WEEE requirements or obligations could have a negative impact on their businesses and revenue which would adversely impact our financial results. Similar restrictions are being proposed or enacted in other jurisdictions. Finally, the European Union regulation concerning the Registration Evaluation Authorisation and Restriction of Chemicals (REACH) requires manufacturers or importers of substances manufactured or imported into the EU in quantities of one tonne per year or more to register with a central European Chemicals Agency. We have assessed our obligations under REACH and are interfacing with suppliers and customers in order to conform. Noncompliance with the REACH requirements could potentially result in substantial fines and penalties as well as an inability to manufacture or supply substances, preparations or articles legally. We continue to monitor other emerging environmental legislation which may impact the industry going forward. We cannot currently assess the impact of such legislation on our operations.

        Our customers are becoming increasingly concerned about environmental issues, such as waste management (including recycling), climate change (including the reduction of carbon footprints), and product stewardship, and expect their suppliers to be environmental leaders. Although we strive to meet such customer expectations, such demands may become more onerous and significant investments of time and resources may be required in order to attract and maintain customers.

  We may be unable to renew our revolving credit facility during the current uncertain economic times.

        Our revolving credit facility for $300.0 million will expire in April 2009. With the current global economic conditions and credit crisis and the weakening of capital markets, we may not be able to renew our facility, or the financing may not be available on terms acceptable to us. Given our strong cash position at December 31, 2008, we are assessing whether we will renew all or a portion of this facility. We cannot assure that we and our lenders will agree on mutually acceptable terms if we seek a renewal. Whether or not we renew the credit facility, we believe we have sufficient resources to satisfy our financial obligations. There were no direct borrowings outstanding under this facility at December 31, 2008.

  Our credit agreement and certain indentures contain restrictive covenants that may impair our ability to conduct our business.

        Our outstanding credit agreement, the indenture related to our 7 7/8% Senior Subordinated Notes due 2011 (2011 Notes) and the indenture related to our 7 5/8% Senior Subordinated Notes due 2013 (2013 Notes) contain financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, make restricted payments such as dividends, repurchase our stock, and merge or consolidate with other entities. At February 23, 2009, we were in compliance with these covenants. At December 31, 2008, we had full access to the $300 million of credit available under our credit facility based on the required financial ratios.

  We are exposed to interest rate fluctuations.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500.0 million bearing a fixed interest rate of 7.875%. We also entered into agreements which hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin, thereby subjecting us to interest rate risk due to fluctuations in the LIBOR rate. The average interest rate on our 2011 Notes for 2008 was 6.5% (2007 — 8.3%; and 2006 — 8.2%) after reflecting the interest rate swap. A one percentage point increase in the LIBOR rate would increase our interest expense by approximately $5 million annually. We terminated these interest rate swaps in February 2009. See note 22 to the Consolidated Financial Statements in Item 18.

  The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares.

        Onex owns, directly or indirectly, all of the outstanding multiple voting shares and 1% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represents 79% of the voting interest in Celestica and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our revolving credit facility, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex, carrying the right to elect a majority of the Onex board of directors. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Onex has, from time to time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares and could do so in the future. These sales could impact our share price, have consequences on our outstanding debt, and change our ownership structure.

  We face securities class action and shareholder derivative lawsuits which could result in substantial costs, diversion of management's attention and resources and negative publicity.

        Celestica has been named as a defendant in a purported class action lawsuit in the United States which asserts claims for violations of federal securities laws on behalf of persons who acquired our securities between January 27, 2005 and January 30, 2007. Celestica has been named as a defendant in a similar purported class action brought in Canada under Canadian law. Our former Chief Executive and Chief Financial Officers were also named as defendants in these lawsuits. In a consolidated amended U.S. complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. These lawsuits seek unspecified damages. All defendants have filed motions with the U.S. court to dismiss the amended Complaint. Those motions are pending. Although we believe the allegations in these claims are without merit and we intend to defend these claims vigorously, these lawsuits could result in substantial costs to us, divert management's attention and resources from our operations and negatively affect our public image and reputation.

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

        At February 23, 2009, we had 199,580,858 subordinate voting shares and 29,637,316 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 1,996,231 subordinate voting shares held by Onex Corporation (Onex). An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 adopted under the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 23, 2009 there were approximately 27,000,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 11,100,000 subordinate voting shares. Moreover, we may, pursuant to our articles of incorporation, issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

  Acts of terrorism and other political and economic developments could adversely affect our business.

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drugs activities, strained international relations arising from these conflicts and the related decline in consumer confidence may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn could adversely affect our revenue and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of the market price of our securities and may limit the capital resources available to us and our customers and suppliers.

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

        Prior to our incorporation, we were an IBM manufacturing unit and we provided manufacturing services to IBM for more than 75 years. In 1993, we began providing EMS services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included our then management.

        Celestica provides a range of electronics manufacturing services and solutions to OEMs across many industries. We operate a global manufacturing and supply chain network.

  Recent Acquisitions

        Certain information concerning property, plant and equipment expenditures, including acquisitions and financing activities, is set forth in notes 3, 7, 8, 15 and 17 to the Consolidated Financial Statements in Item 18,

and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Certain information concerning our divestiture activities, including our restructurings, is set forth in note 10 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

B.    Business Overview

        We provide end-to-end product lifecycle solutions to OEMs in the communications, consumer, enterprise computing, industrial, aerospace and defense, alternative energy and healthcare sectors. We believe our services and solutions will help our customers eliminate waste from their supply chains, resulting in lower product lifecycle costs and better returns, and positioning them more competitively in their respective business environments.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through eight full-service mega-sites, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers around each of our mega-sites in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate additional sites around the globe with certain supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific requirements of customers in markets such as the industrial, aerospace and defense, alternative energy and healthcare sectors.

        Through our mega-sites and the deployment of our Total Cost of Ownership Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of production, delivery and after-market support for our customers' products, which can help drive greater levels of efficiency and improved service levels throughout our customers' supply chain.

        The major end markets we serve include communications, consumer, enterprise computing, industrial, aerospace and defense. Serving these end markets has enabled us to diversify some of the market risk associated with concentration in a limited number of sectors. We supply products and services to over 100 OEMs. In aggregate, our top 10 customers represented 63% of revenue in 2008. In 2008, we segmented our end-markets as follows: enterprise communications (25% of revenue); consumer (26% of revenue); servers (16% of revenue); telecommunications (15% of revenue); storage (10% of revenue); and industrial, aerospace and defense (8% of revenue). The products we manufacture can be found in a wide array of end products, including networking, wireless, telecommunications and computing equipment; handheld communications devices primarily smartphones; peripherals; storage devices; servers; healthcare products; audio visual equipment, including flat-panel televisions; printers and related supplies; gaming products; aerospace and defense electronics such as in-flight entertainment and guidance systems; and a range of industrial and alternative energy electronic equipment.

        We believe we are well-positioned to compete effectively in the EMS industry, given our financial strength and our position as one of the major EMS providers worldwide. Our focus is to (i) improve our operating margins and increase operating efficiency by driving costs lower and delivering market-specific supply chain solutions that provide value for us and our customers, (ii) leverage our supply chain practices to lower material costs and improve asset utilization, (iii) develop and enhance profitable and key relationships with leading OEMs across our strategic target market segments, and (iv) broaden the range of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. We believe that success in these areas will allow us to maintain acceptable financial performance and enhance shareholder value.

        Our principal strengths include our advanced capabilities in the areas of technology and quality, our flexible service offerings, our financial strength and our market-specific supply chain management capabilities. We provide a wide range of advanced manufacturing technologies, test capabilities and processes to support our customers' needs. Our size, geographic reach and expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time-to-market.

        We believe that our highly skilled workforce differentiates us from our competitors. We have an entrepreneurial, participative and team-based culture, with a focus on continuous improvement, flexibility and customer service excellence.

Electronics Manufacturing Services Industry

  Overview

        The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. Since the 1990's, OEMs have become increasingly reliant upon these services to become more efficient and to enhance their competitive positions. Today, the leading EMS companies have global operating networks delivering worldwide supply chain management solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services. By outsourcing their manufacturing and related services, OEMs are able to overcome their most pressing business challenges related to cost, asset utilization, quality, time-to-market and rapidly changing technologies.

        We believe the adoption of outsourcing by OEMs will continue across a number of industries, because it allows OEMs to:

        Reduce Operating Costs and Invested Capital.    OEMs are under significant pressure to reduce total product lifecycle costs, and property, plant and equipment expenditures. The manufacturing process of electronics products has become increasingly automated, which requires greater levels of investment in property, plant and equipment. EMS companies enable OEMs to gain access to a global network of manufacturing facilities with supply chain management expertise, advanced engineering capabilities, flexible capacity, and economies of scale. By working with EMS companies, OEMs can reduce their overall product lifecycle and operating costs, working capital and property, plant and equipment investment requirements.

        Focus Resources on Core Competencies.    The electronics industry operates in a highly-competitive environment characterized by rapid technological change and shortening product lifecycles. In this environment, many OEMs are prioritizing their resources on their core competencies of product development, sales, marketing and customer service, and to outsource design, manufacturing, supply chain and other product support requirements to their EMS partners.

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

        Access to Broadening Service Offerings.    In response to OEMs' continued desire to outsource activities that were traditionally handled internally, EMS providers are continually expanding their offerings to include services such as design, fulfillment and after-market support, including repair and recycling services. This enables OEMs to benefit from outsourcing more of their cost of goods sold.

Celestica's Focus

        We are dedicated to building solid partnerships and providing flexible product lifecycle solutions in electronics manufacturing services. To achieve this goal, we work closely with our OEM customers to proactively identify and fulfill their requirements. We strive to exceed our customers' expectations by providing a broad range of services to lower cost, increase flexibility and predictability and improve quality. We also look at ways to invest in their future by continuing to deepen our knowledge of their businesses and to develop solutions to meet their needs. We constantly look to advance our technical capabilities to help our customers have a competitive advantage. By succeeding in the following areas, we believe we will maximize customer satisfaction, achieve superior financial performance and enhance shareholder value:

        Steadily Improve Operating Efficiency to Increase Operating Margins.    We continue to focus on: (i) improving utilization in regions or sites where volumes are below appropriate levels, (ii) completing our restructuring programs to ensure we have the appropriate global manufacturing network and cost structures in place to serve our customers, (iii) leveraging our best supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iv) compensating our employees based, in part, on the achievement of profitability and return on invested capital targets, and (v) leveraging our IT tools in order to reduce waste and redundancy and improve quality. We will continue our intensive focus on maximizing asset utilization, which we believe will, when combined with the margin enhancement measures described above, increase our return on invested capital.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. Our expertise in these areas enable us to meet the rigorous demands of our OEM customers, and allow us to produce a variety of electronic products ranging from high-volume consumer electronics to highly complex technology infrastructure products. Our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and processes associated with our expertise in supply chain management have generally enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We often work closely with suppliers to influence component design for the benefit of our customers. Based on the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

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

        Expand Range of Service Offerings.    We continually look to expand the breadth and depth of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. In recent years, we have significantly expanded our service offerings to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs in a variety of industry segments. During this period, we have also expanded or acquired additional capabilities in prototyping, design, systems assembly, logistics, fulfillment and after-market services.

        Continue to Penetrate Strategic Target End-Markets.    As a result of new or continued demand for outsourced electronics manufacturing services, we have established a diverse customer base with OEM customers in several industries. Our legacy of expertise in technology, quality and supply chain management, in addition to our broad service offerings, have positioned us as an attractive partner to companies across these market segments. Our diversification across many markets has reduced the risk associated with reliance on only a few sectors. Our revenue diversification is as follows:

	2006	2007	2008
Consumer	18%	22%	26%
Enterprise communications	28%	28%	25%
Servers	17%	19%	16%
Telecommunications	18%	14%	15%
Storage	10%	10%	10%
Industrial, aerospace and defense	9%	7%	8%

        Selectively Pursue Strategic Acquisitions.    We have completed numerous acquisitions and will continue to selectively seek acquisition opportunities in order to (i) further develop strategic relationships with OEMs in our target markets, (ii) expand our capacity and capabilities, and (iii) broaden and deepen the scope of our service offerings.

Celestica's Business

  OEM Supply Chain Services and Solutions

        We are a global provider of end-to-end supply chain solutions offering a full spectrum of product design, manufacturing, order fulfillment, delivery (including reverse logistics), after-market repair and product reclamation services. We capitalize on our global operating network, information technology and supply chain expertise using a team of highly skilled, customer-focused employees. We believe that our ability to deliver a wide spectrum of flexible solutions to our customers across several industries provides our customer with a competitive time to market and cost advantage. We also believe our full range of integrated product lifecycle service capabilities provides us with an advantage in the EMS industry.

        Supply Chain Management.    We use enterprise resource planning and supply chain management systems to optimize materials management from suppliers through to our customers' customers. The effective management of the supply chain is critical to the OEMs' success as it directly impacts the time required to deliver products to market and the capital requirements associated with carrying inventory. We feel that we have a differentiated supply chain offering compared to our competitors through our Total Cost of Ownership™ (TCOO) Strategy and Ring Strategy.

        Through the development of our TCOO Strategy, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. Through our Ring Strategy, we strive to align a network of suppliers around each of our mega-sites. This strategy strives to align the material supply in close proximity to our mega-sites so we can increase the agility and flexibility of our supply chain and deliver the shortest overall lead times for any given product.

        Design.    Our global design services and solutions architects are focused on opportunities that span the entire product lifecycle. Supported by a disciplined approach to program management, we provide flexible design solutions and expertise to help customers optimize the supply chain to reduce their overall product costs, improve time-to-market and introduce competitively differentiated products. A leader in design analysis, we leverage our proprietary CoreSim Technology™ to minimize design spins, speed time to market and provide improved manufacturing yields for our customers. Through our collective experience with common technologies across multiple industries and product groups, we can provide quality and cost-focused solutions for our customers' design needs.

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

        We enhance our design services capabilities through strategic relationships with global engineering and research and development organizations, as well as other IT services and business process outsourcing firms. We believe that by combining our companies' strengths, we can create solutions to help our customers overcome design related challenges. The skills and scalability that we can access enable us to better manage projects throughout the life of the product, including software development and systems validation, as well as complete product sustainability.

        Other key initiatives aimed at enhancing our design services offering include developing and marketing solutions accelerator platforms for server blades, storage, advanced telecommunications computing architecture and worldwide interoperability for microwave access (WiMAX). These customizable solution accelerators will help OEMs reach their markets faster by reducing design cycles without compromising their intellectual property.

        Green Services™. Since 2004, we have been developing a suite of services to help our customers comply with environmental legislation, including the European Union's (EU) RoHS and WEEE laws and China's RoHS directives. The EU's RoHS mandated the removal of a number of hazardous substances, including the lead commonly found in electronic products. Through WEEE, the EU requires that producers or distributors register with the government authorities in each member state and consider recycling costs in the pricing for any products placed in the EU markets after August 2005. We continue to develop and offer a comprehensive suite of services to help our customers design, prototype, introduce, manufacture, test, ship, takeback, repair, refurbish, reuse, recycle and properly dispose of end-of-life (EOL) products in compliance with the existing legislation and the evolving legislation in countries in which we operate.

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

        Systems Assembly and Test.    We use sophisticated technologies in the assembly and testing of our products. We have continually made significant investments in the development of new assembly and test process techniques to enhance product quality, reduce cost and improve delivery time to customers. We work independently and also collaborate with customers and suppliers to develop leading assembly and test technologies. Systems assembly and testing require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining and testing a wide range of subassemblies and components before shipping to their final destination. Increasingly, OEMs require custom build-to-order system solutions with very short lead times and we are focused on using our advanced supply chain management capabilities to exploit this trend.

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

        Fulfillment.    We leverage our global scale in manufacturing, supply chain management and fulfillment to provide fully integrated logistics solutions to our customers. Our logistics offering includes warehouse and distribution, freight management, logistics consulting services, product and materials visibility and reverse logistics. We ship worldwide to our customers or in many cases, directly to OEMs' customers.

        After-Market Services.    We help our customers extend the value of their product through our after-market repair, returns and recycling services, individualized to meet each customer's requirements. These services include field failure analysis, product upgrades, repair and engineering change management.

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

        In addition to these standards, we continue to deploy Lean and Six Sigma initiatives throughout our manufacturing network. Implementing Lean throughout the manufacturing process improves the efficiency and reduces waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. Six Sigma ensures continuous improvement by reducing process variation. Success in these areas helps our customers lower their costs, positioning them more competitively in their respective business environments.

        We believe that quality management is one of the key services directly linked to meeting and exceeding our customers' expectations and we have a series of key performance indicators deployed across our operating network that allow our teams to focus on driving continuous improvement and meeting the customers' expectations around quality.

  Geographies

        Since 2005, approximately one-half of our revenue was produced in Asia and one-third of our revenue has been produced in North America. A listing of our principal manufacturing and non-manufacturing locations is included in Item 4, "Information on the Company — Description of Property." We believe we have a competitive and strategic global manufacturing network with approximately 80% of our employees located in lower-cost regions. We have deployed many of our significant technical capabilities to a broad number of our global sites in both high-cost and low-cost regions which we believe differentiates us from our competitors.

        Certain geographic information is set forth in note 17 to the Consolidated Financial Statements in Item 18.

  Sales and Marketing

        We have adopted a marketing approach focused on creating profitable, strategic relationships with leading OEMs in targeted end-markets. We have structured our business development teams by market with a focus on providing complete manufacturing and supply chain solutions. Our coordination of efforts with key global customers has been enhanced by the creation of customer-focused teams, each headed by a group general manager who oversees the global relationship with such customers. These teams work with our solutions architects to develop specific approaches that meet the unique needs of each customer's product or supply chain requirements. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, supply chain management teams, as well as senior executives. Our global sales organization also leverages an integrated set of processes designed to provide consistency to customers worldwide.

  Customers

        We supply products and services to approximately 100 OEM customers and target industry leading customers in strategic market segments focused on key technologies. Our customers include Alcatel Lucent, Cisco Systems, EMC, Hewlett-Packard, Honeywell, IBM, Juniper, Microsoft, NEC, Raytheon, Research in Motion and Sun Microsystems. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions, such as design and engineering, systems integration, fulfillment and after-market services, including managing end-of-life products for our customers.

        During 2008, we had no customers that represented over 10% of total revenue. During 2007, our two largest customers, Cisco Systems and Sun Microsystems, each represented more than 10% of total revenue and in aggregate represented 21% of total revenue. Our top 10 customers represented 63% and 61%, respectively, of total revenue for 2008 and 2007.

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

        Our customer-focused factories are highly flexible and are reconfigured as needed to meet customer specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly processes. We work with a variety of substrate types based on the wide range of products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer boards as well as with a broad array of advanced component and attach technologies employed in our customers' products. Increasing demand for full-system assembly solutions continues to drive technical advancement in complex mechanical assembly and configuration.

        Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, advanced automated optical inspection, three-dimensional laser paste volumetric inspection and scanning electron microscopy, is among the most sophisticated in the EMS industry. We work directly with the leaders in the equipment industry to optimize their products and solutions or to jointly design a solution to better meet our needs and the needs of our customers. Furthermore, we employ internally developed automated robotic technology to perform in-process repair.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We work directly with our customers to understand their product roadmaps and to develop the technology solutions required to optimally solution their future needs. We often work with, and take a leadership role in, industry groups that strive to advance the state of technology in the industry.

  Supply Chain Management

        We have strong relationships with suppliers of every commodity we use. We employ electronic data interchange with our key suppliers and ensure speed of supply through strong relationships with our logistics partners and full-service distribution capabilities. During 2008, we procured and managed over $6 billion in materials and related services. We view the size and scale of our procurement activities as an important competitive advantage, as it enhances our ability to obtain better pricing, influence component packaging and design and obtain a supply of components in constrained markets.

        We believe we have a differentiated supply chain offering compared to our competitors through our Total Cost of Ownership™ Strategy and Ring Strategy. Through our TCOO Strategy, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. Through our Ring Strategy we strive to align a network of suppliers around our mega-sites. This strategy places an emphasis on dealing with suppliers in close proximity to our mega-sites so we can increase the agility and flexibility of our supply chain and deliver the shortest overall lead times for any given product.

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

        Many of these suppliers are also involved with our Ring Strategy, whereby the supplier locates its operations in close proximity to our major facilities in order to reduce lead times and provide greater levels of flexibility to our customers.

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

  Competition

        We compete on a global basis to provide electronics manufacturing services and solutions to OEMs across various end-markets. Our competitors include a large number of domestic and foreign companies, such as Benchmark Electronics, Flextronics International, Hon Hai Precision Industry, Jabil Circuit and Sanmina-SCI, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. ODMs, companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services provided to OEMs in several markets, such as personal computer motherboards, notebook and desktop computers, and cell phones. While we have not, to date, encountered significant direct competition from ODMs in our primary markets, such competition may increase if our business in these markets grows, or if ODMs expand further into, or beyond, these markets.

        We may also face competition from current and prospective customers who evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, financial, procurement, research and development, and marketing resources than we do. We believe our competitive advantage in our targeted markets is our track record in manufacturing technology, quality, responsiveness and providing cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products on time and compete favorably on price.

  Human Resources

        As of December 31, 2008, we employed over 38,000 permanent and temporary (contract) employees worldwide. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly ramp our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required.

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

        Environmental legislation also operates at the product level. Since 2004, we have developed our Green Services™, offering a suite of services that helps our customers comply with environmental legislation, such as the EU's RoHS and WEEE laws and China's RoHS legislation.

  Backlog

        Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or cancelled.

  Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture. With a significant exposure to consumer, computing and communications infrastructure products, there will be a level of seasonality in our quarterly revenue patterns for many customers. The consumer electronics business has revenue peaks that are different than those of our communications and enterprise computing market segments. As a result of this mix, our efforts to diversify our revenue base, and limited visibility in technology end-markets, it is difficult to predict the extent and impact of seasonality on our business. With the current global economic crisis, it is difficult to assess how seasonality will impact us going forward.

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

        Celestica International Inc., an Ontario corporation.

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

        Celestica (US Holdings) Inc., a Delaware corporation.

        IMS International Manufacturing Services Limited, a Cayman Islands corporation.

        1282087 Ontario Inc., an Ontario corporation.

        1755630 Ontario Inc., an Ontario corporation.

D.    Description of Property

        The following table summarizes our principal facilities as of February 23, 2009. Our facilities are used to provide electronics manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems and other related manufacturing and customer support activities, including warehousing, distribution, and fulfillment.

Major manufacturing sites	Square Footage	Owned/Leased
	(in thousands)
Toronto, Ontario	888	Owned
Ottawa, Ontario	18	Leased
Fontana, California	334	Leased
San Jose, California(1)	101	Leased
Ontario, California(1)	443	Leased
Ventura, California	46	Leased
Arden Hills, Minnesota	154	Leased
Nashville, Tennessee(1)	529	Leased
Austin, Texas	51	Leased
Farmers Branch, Texas	150	Leased
McAllen, Texas	61	Leased
Reynosa, Mexico	153	Leased
Monterrey, Mexico(1)	637	Leased
Hortolandia, Brazil	105	Leased
Galway, Ireland	133	Leased
Valencia, Spain	418	Owned
Rajecko, Czech Republic	170	Owned
Kladno, Czech Republic(1)	185	Owned/Leased
Oradea, Romania	200	Owned
Shanghai, China(1)	43	Leased
Dongguan, China(1)	286	Leased
Suzhou, China	388	Owned/Leased
Songshan Lake, China	437	Owned/Leased
Johor Bahru, Malaysia(1)	554	Owned/Leased
Kulim, Malaysia	324	Owned
Laem Chabang, Thailand(1)	1,085	Owned/Leased
Singapore(1)	314	Leased
Miyagi, Japan	273	Owned
Kawasaki, Japan	42	Leased
Cebu, Philippines	125	Owned
Hyderabad, India(1)	53	Owned/Leased

(1)
This represents multiple locations.

        Our principal executive office is located at 12 Concorde Place, 5th Floor, Toronto, Ontario M3C 3R8. All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. Most of our principal facilities are also certified to the ISO 14001 (environmental) standards.

        Our land and facility leases expire between 2009 and 2060. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

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

        None.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 20, 2009.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements related to our future growth, trends in our industry, our financial or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may", "will", "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of the impact of the global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers, during uncertain economic conditions; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including the trend for outsourcing; variability of operating results among periods; our dependence on a limited number of customers; the challenge of responding to lower-than-expected customer demand; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities; the challenge of managing our financial exposures to foreign currency fluctuations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.

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

Overview

What Celestica does:

        We provide end-to-end product lifecycle solutions to original equipment manufacturers (OEMs) in the communications, consumer, enterprise computing, industrial, aerospace and defense, alternative energy and healthcare markets.

        To support our customers' products throughout their entire lifecycle, we provide end-to-end solutions including design, supply chain management, manufacturing and systems integration, fulfillment and after-market services. We believe these solutions will help our customers eliminate waste from their supply chains, resulting in lower product lifecycle costs and greater returns.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through eight full-service mega-sites, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers around each of our mega-sites in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate additional sites around the globe with certain supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific requirements of customers in markets such as the industrial, aerospace and defense sectors.

        Through our mega-sites and the deployment of our Total Cost of Ownership (TCOO™) Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of production, delivery and after-market support for our customers' products, which can help drive greater levels of efficiency and improved service levels throughout our customers' supply chain.

        We depend upon a relatively small number of customers for a significant portion of our revenue. The majority of our revenue is derived from customers in the consumer, communications and enterprise computing markets.

Overview of business environment:

        Since the 1990s, OEMs have shifted more of their manufacturing and supply chain activities to EMS providers in an effort to drive greater manufacturing flexibility and to improve their financial returns. In response to this shift by OEMs, the EMS industry has grown rapidly and its capabilities and services have evolved.

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by significant revenue opportunities, operating margins are comparatively low. Asset utilization is an important factor affecting operating margins. The amount of available manufacturing capacity and the location of that capacity are vital considerations for EMS providers. Volatility in energy prices, which may affect raw materials and transportation costs, and rising labor costs could also impact operating margins for the EMS industry. The EMS industry is also working capital intensive. As a result, return on invested capital, which encompasses operating margins, inventory management, accounts receivable and accounts payable, is one of the most important metrics for measuring an EMS provider's financial success.

        EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited which makes revenue in each of our end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, rapid shifts in technology for our customers' products, and the general economic environment. In the early 2000s, a global economic downturn led to a decline in demand for many technology products. This negatively impacted the operations of many EMS providers, including us.

        Historically, significant economic uncertainty has had a negative impact on our customers' demand. Recent global economic conditions and uncertainty, including the current global economic crisis and volatile capital markets, have negatively impacted our financial results and will likely continue to have a negative impact over the next several quarters and beyond.

Summary of 2008

        The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Year ended December 31
	2006	2007	2008
Revenue	$8,811.7	$8,070.4	$7,678.2
Gross profit	451.8	422.4	531.1
Selling, general and administrative expenses (SG&A)	285.6	295.1	303.8
Net loss	(150.6)	(13.7)	(720.5)
Basic loss per share	$(0.66)	$(0.06)	$(3.14)
Diluted loss per share	$(0.66)	$(0.06)	$(3.14)

	As at December 31
	2006	2007	2008
Cash and cash equivalents	$803.7	$1,116.7	$1,201.0
Total assets	4,686.3	4,470.5	3,786.2
Total long-term financial liabilities	750.8	758.5	733.1

        Revenue for 2008 of $7.7 billion decreased 5% from $8.1 billion in 2007. The decrease in revenue was due to lower volumes, primarily from our servers, enterprise communications and storage end markets which more than offset the increase in revenue primarily from customers in our consumer, telecommunications and industrial end markets. The amount of revenue reduction in 2008 as a result of customer disengagements, primarily in the enterprise communications end market, was approximately 5%.

        Gross profit for 2008 increased approximately 25% from 2007 primarily due to operational improvements in Mexico and Europe. We also continued to benefit from cost reductions, restructuring actions, the impact of renegotiating or exiting unprofitable accounts and the streamlining and simplifying of processes throughout the company. Gross margin as a percentage of revenue was 6.9% in 2008 compared to 5.2% for 2007.

        SG&A expenses for 2008 as a percentage of revenue were 4.0% compared to 3.7% of revenue for 2007. The increase in percentage primarily reflects the impact of foreign exchange losses and higher variable compensation costs, partially offset by lower IT consulting and support costs and capital tax recoveries, as well as lower revenue levels in 2008.

        In January 2008, we announced that we would incur additional restructuring charges of between $50 million and $75 million to complete our planned restructuring actions. As we finalized our 2009 plan in the fourth quarter of 2008, we estimated that our restructuring costs would reach the high end of our previously announced range of $50 million to $75 million. In 2008, we recorded restructuring charges of $35.3 million. We expect to complete the remainder of the restructuring actions by the end of 2009.

        Our net loss for 2008 was $720.5 million compared to $13.7 million for 2007. Although operating earnings improved year-over-year, our net loss for 2008 was impacted primarily by a write-off of goodwill of $850.5 million.

Other performance indicators:

        In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
Days in accounts receivable	45	42	42	39	44	42	43	50
Days in inventory	59	50	44	38	42	42	40	41
Days in accounts payable	(80)	(66)	(66)	(64)	(73)	(71)	(72)	(79)

Cash cycle days	24	26	20	13	13	13	11	12

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

        Cash cycle days for the fourth quarter of 2008 improved one day compared to the fourth quarter of 2007. Although A/R days and inventory days have increased year-over year, we also increased our A/P days. A/R days worsened 11 days year-over-year, and seven days sequentially, primarily due to management's decision to reduce the amount of A/R sold under the A/R sales program from $225 million at the end of 2007 to zero at the end of 2008, and the timing of revenue during the period. Inventory days for 2008 reflect our improved inventory management. The increase in inventory days in the fourth quarter of 2008 compared to the third quarter of 2008 and to the fourth quarter of 2007 reflects the higher inventory levels required to support certain customer demand and the ramping of new programs. A/P days increased due to timing of payments, as well as extended payment terms offered by suppliers.

Impact of current economic environment:

        The global economic crisis and capital market weakness is affecting virtually all companies and industries. Visibility to end-market demand has become even more uncertain. This economic environment could have a significant negative impact on our revenue and operating profitability, our cash flow and our liquidity. We may experience increased pricing pressure and other competitive pressures as customers adjust to the current environment. The trend towards outsourcing could also change as some customers may want to bring their production back in-house to fill capacity. Other customers may want to shift their production between EMS providers based on pricing concessions or their preference for consolidating their supply chain. This may result in additional restructuring actions and site closures as we respond to our customers' actions. We have experienced significant foreign currency fluctuations, especially in the second half of 2008, which will likely continue to impact us going forward. The uncertain environment has also impacted the fair value of our financial instruments, and the returns we earn on our pension assets, among other items. We also expect that the global economic environment will impact the financial condition of some of our customers and suppliers. We will continue to closely monitor our customers' ability to pay their receivables and monitor our suppliers, in an effort to ensure consistency of supply. The interruption of supply from a raw materials supplier, especially for single sourced components, could have a significant impact on our operations, and on our customers, if we are unable to deliver finished product in a timely manner.

        During the fourth quarter of 2008, we experienced a significant decline in expected future demand for all of the end markets we serve. We conducted our goodwill impairment assessment in the fourth quarter of 2008. The deteriorating macro environment and economic uncertainty, along with the sustained decline in our own market capitalization, resulted in an $850.5 million goodwill write-down in the fourth quarter of 2008. Other major competitors in our industry have also taken similar write-downs. See note 10(b) to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

        We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the Consolidated Financial Statements.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions, especially in light of the current economic environment and uncertainties. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

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

Allowance for doubtful accounts:

        We record an allowance for doubtful accounts related to accounts receivable that management believes are impaired. The allowance is based on our knowledge of the financial condition of our customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. If any of our customers have insufficient liquidity or their financial condition deteriorates, we may encounter significant delays or defaults in payments owed to us by our customers. This may result in our restructuring the debt or extending payment terms which may have a significant adverse effect on our financial condition and results of operations. The current global economic crisis could impact our customers' ability to pay, or it could render them insolvent, which would impact the collectibility of their accounts. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in SG&A. If actual defaults are higher than expected, additional provisions may be required.

Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. We regularly adjust our inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on gross margins. If actual market conditions or our customers' product demands are less favourable than those projected, additional valuation adjustments may be required.

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

Goodwill:

        We perform our annual goodwill impairment test in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. To the extent our market capitalization is less than our book value for a sustained period of time, it could be an indicator that an impairment loss has occurred. We test impairment, using the two-step method, at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. We estimate the fair value of the reporting units using a combination of a market capitalization approach, a multiples approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections, and discount rates and market multiples at the reporting unit level. A significant change to these assumptions could impact the fair value of the reporting units resulting in a change to the impairment charge. During the fourth quarter of 2008, we conducted our annual goodwill assessment, and determined that the entire remaining goodwill balance was impaired. See note 5(d) to the Consolidated Financial Statements.

Long-lived assets:

        We perform our annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss has incurred. We estimate the useful lives of property, plant and equipment and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate, as well as appraisals for real property. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions and estimates could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and the impairment charge. We recorded a long-lived asset impairment loss in 2008. See note 10(c) to the Consolidated Financial Statements. Future impairment tests may result in further impairment charges.

Restructuring charges:

        We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, costs of leased equipment that have been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the liability for lease obligations is calculated on a discounted basis based on future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we could expect to realize. The estimated liability could change subsequent to its initial recognition, requiring adjustments to the restructuring expense and liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

Financial instruments:

        We use a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date to determine the fair value of our financial instruments. We use broker quotes and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, to determine the fair value of our financial instruments, including derivatives and hedged debt obligations. We also consider the credit quality of the financial instrument, including our own credit risk and the credit risk of the counterparty. All methods of fair value measurement result in a general approximation of value and such value may never be realized. A change in the fair value related to fair value hedges could impact our interest expense on long-term debt and a change in the fair value related to cash flow hedges could impact our other comprehensive income and our operating expenses.

        Our derivative instruments are required to be recorded at fair value on our consolidated balance sheet. Hedge accounting is applied to certain designated hedge relationships when all the qualifying conditions are met. Hedge ineffectiveness, if significant, is recognized immediately in operations. There is no assurance that all hedge relationships will remain effective throughout their terms until maturity. Hedge accounting will be discontinued once we assess that a hedge relationship is no longer effective on a retroactive or prospective basis. Subsequent changes in the fair value of the derivatives, which were previously used as the hedging instruments, will flow through operations directly. There is no assurance that our hedging strategy will be successful in mitigating the volatility to operations when economic conditions become unstable.

Pension and non-pension post-employment benefits:

        We have pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation and compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. Actual future experience will differ from these assumptions, and the differences may be material. There is no assurance that our future benefit plans will be able to earn the assumed rate of return. Market driven changes may result in changes to our discount rates and other variables which could lead us to future contributions that differ significantly from our estimates.

        The fair values of our pension assets were based on a measurement date of December 31, 2008. We evaluate these assumptions on a regular basis, taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense and funding requirements. See notes 2(k) and 13 to the Consolidated Financial Statements.

Operating Results

        We are required to disclose certain information in our financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our operating segment is comprised of our electronics manufacturing services business.

        Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to their attempts to balance their inventory, changes in their supply chain strategies or suppliers, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are affected by: the mix and seasonality of business in each of our end markets; price competition; mix of manufacturing value-add; the degree of automation used in the assembly process; capacity utilization; manufacturing effectiveness and efficiency; shortages of components or labor; costs associated with ramping new programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers for certain IT systems and production support; the ability to manage inventory and property, plant and equipment effectively; the ability to manage changing labor, component, energy and transportation costs effectively; the timing of expenditures in anticipation of forecasted sales levels; the timing of acquisitions and related integration costs; and other factors.

        In the EMS industry, customers award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution issues, preference for consolidation or a change in their supplier base, consolidation amongst OEMs, as well as a decision to outsource additional business. Our operating results for each quarter include the impacts associated with customer disengagements or program losses, as well as new customer or program wins from competitors. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Significant quarterly variations can result from the timing of when new programs reach full production and when existing programs are fully transferred to a competitor.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31
	2006	2007	2008
Revenue	100.0%	100.0%	100.0%
Cost of sales	94.9	94.8	93.1

Gross profit	5.1	5.2	6.9
SG&A	3.2	3.7	4.0
Amortization of intangible assets	0.3	0.3	0.2
Other charges	2.4	0.6	11.5
Interest expense, net of interest income	0.7	0.6	0.5

Loss before income taxes	(1.5)	—	(9.3)
Income taxes expense	(0.2)	(0.2)	(0.1)

Net loss	(1.7)%	(0.2)%	(9.4)%

Revenue:

        Revenue for 2008 of $7.7 billion decreased 5% from $8.1 billion for 2007. The decrease in revenue was due to lower volumes associated with weaker end-market demand, primarily in the servers, enterprise communications and storage end markets which more than offset the increase in revenue primarily from customers in our consumer, telecommunications and industrial end markets. The amount of revenue reduction for 2008 from customer disengagements, primarily in the enterprise communications end market, was approximately 5%.

        Revenue for 2007 of $8.1 billion decreased 8% from $8.8 billion in 2006. Approximately 75% of our decline year-to-year was the result of program and customer disengagements, primarily in the industrial and communications markets. Further reductions, due to lower volumes primarily in the communications market, were partially offset by higher revenue from our consumer and server markets, which accounted for a 3% increase in total revenue from 2006. Revenue from our consumer and server markets increased primarily due to ramping volumes from previous program wins, new customers and stronger end market demand.

        The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Year ended December 31
	2006	2007	2008
Consumer	18%	22%	26%
Enterprise communications	28%	28%	25%
Servers	17%	19%	16%
Telecommunications	18%	14%	15%
Storage	10%	10%	10%
Industrial, aerospace and defense	9%	7%	8%

        Revenue from our consumer market increased from 2007 primarily as a result of new business wins from existing customers. Revenue from our enterprise communications and servers markets declined from 2007 due to lower volumes associated with weaker end-market demand. The decline in our enterprise communications revenue also reflects the impact of customer disengagements beginning in 2007. In 2007, our telecommunications market was negatively impacted by end market weakness and our industrial segment reflected the impact of customer disengagements, initiated in 2006. Revenue has increased in both of these markets in 2008, reflecting primarily new customer and program wins.

        Our revenue and operating results vary from period to period depending on the level of business and seasonality in each of our end markets, as well as the mix and complexity of the products being manufactured, among other factors.

        Although we have diversified our end markets over the past several years, we are dependent on a limited number of customers in the consumer, communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of servers and storage) end markets for a substantial portion of our revenue.

        For 2008, no customer represented more than 10% of total revenue. For 2007, two customers, Cisco Systems and Sun Microsystems, each represented more than 10% of total revenue. For 2006, two customers, Cisco Systems and IBM, each represented more than 10% of total revenue.

        Whether any of our customers account for more than 10% of revenue in any period depends on various factors affecting our business with that customer or with other customers, including seasonality of business, new program wins, program consolidations or losses, the phasing in or out of programs, changes in end-market demand, price competition and changes in our customers' supplier base or supply chain strategies.

        The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Year ended December 31
	2006	2007	2008
Top 10 customers	61%	61%	63%

        We are dependent upon continued revenue from our largest customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations. Recent global economic conditions and uncertainty could adversely affect our customers and negatively impact our financial results.

        We believe our growth depends on increasing sales to existing customers for their current and future product generations. We also actively pursue new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on offering end-to-end product lifecycle solutions to include design, supply chain management, manufacturing and systems integration, fulfillment and after-market services. In our industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services, which could have a material adverse impact on our results of operations.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Year ended December 31
	2006	2007	2008
Gross profit (in millions)	$451.8	$422.4	$531.1
Gross margin	5.1%	5.2%	6.9%

        Gross profit for 2008 increased approximately 25% from 2007 primarily due to operational improvements in Mexico and Europe. In addition, we continued to benefit from cost reductions, restructuring actions, the impact of renegotiating or exiting unprofitable accounts and the streamlining and simplifying of processes throughout the company.

        Gross profit for 2007 decreased 7% compared to 2006 and reflects the impact of lower volumes, underutilization of facilities in Europe and higher costs of disengaging from customers, primarily in Mexico. These factors more than offset the benefits from our restructuring actions, the exiting of non-profitable business and operational efficiencies. During the second half of 2006, we recorded net charges, primarily for increased inventory provisions at two of our facilities, which negatively impacted gross margin by 0.4% for 2006.

        Multiple factors cause gross margins to fluctuate including: product volume and mix; production efficiencies; utilization of manufacturing capacity; material and labor costs; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites; and other factors, including pricing pressures from competitors and foreign exchange volatility. We continue to experience pricing pressure from our customers and are frequently asked to re-bid on business previously won, which could lead to margin pressure in the future. In addition, the availability of components is subject to lead time and other constraints that could affect our revenue and margins.

Selling, general and administrative expenses:

        SG&A increased 3% to $303.8 million (4.0% of revenue) in 2008 compared to $295.1 million (3.7% of revenue) in 2007. The increase in SG&A as a percentage of revenue reflects higher costs as well as the lower revenue levels in 2008. The increase in SG&A for 2008 is due primarily to foreign exchange losses, mainly in the second half of 2008, and higher variable compensation costs, partially offset by lower IT consulting and support costs and capital tax recoveries.

        Each quarter, we incur unrealized foreign exchange gains or losses on the translation of foreign currency denominated asset and liability balances to U.S. dollars and these amounts are included in SG&A. The amount of these gains or losses fluctuates from quarter to quarter and is dependent on currency markets and the value of our foreign currency denominated asset or liability positions in each period. We also incur realized transactional foreign exchange gains or losses in the normal course of business.

        The foreign exchange losses were $16.4 million for 2008 compared to foreign exchange gains in 2007 of $2.9 million and foreign exchange gains in 2006 of $9.1 million. During the first half of 2008, we recorded approximately $8 million in foreign exchange gains in Canada and Europe as a result of changes to the Euro, Czech koruna and Canadian dollar compared to the U.S. dollar. However, during the second half of 2008, we incurred foreign exchange losses of approximately $24 million primarily as a result of the significant weakening of the Brazilian real and the British pound sterling (GBP) compared to the U.S. dollar. Although we enter into forward exchange contracts to hedge against our cash flow exposures associated with forecasted transactions in foreign currencies, we have not historically hedged against the translation gains or losses from the foreign currency denominated assets or liabilities on our balance sheet. The majority of these foreign exchange losses resulted from the translation of foreign currency denominated assets and liabilities to U.S. dollars. Approximately one-half of these losses resulted from the precipitous devaluation of the Brazilian real compared to the U.S. dollar from September through November 2008 and a higher net asset position in the Brazilian real. The GBP weakened considerably against the U.S. dollar during the fourth quarter of 2008. Although we no longer have manufacturing operations in the United Kingdom, we maintain a pension plan for former employees. We have recorded a pension asset on our consolidated balance sheet which is denominated in GBP and translated into U.S. dollars each period. The significant weakening of the GBP resulted in foreign exchange losses in the fourth quarter of 2008.

        At the end of the fourth quarter of 2008, we entered into forward exchange contracts to hedge our balance sheet exposures in certain currencies to mitigate the foreign exchange translation volatility that impacted us in the second half of 2008. These balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

        SG&A increased 3% to $295.1 million (3.7% of revenue) in 2007 compared to $285.6 million (3.2% of revenue) in 2006. The increase in SG&A as a percentage of revenue reflects the lower revenue levels in 2007. On an absolute basis, SG&A increased year-over-year reflecting higher IT consulting and support costs and higher costs due to the weakened U.S. dollar, partially offset by the benefits from restructuring actions and lower variable compensation expenses.

Other charges:

  (i)
  We have recorded the following restructuring charges for the periods indicated (in millions):

	Year ended December 31
	2006	2007	2008
Restructuring	$178.1	$37.3	$35.3

        Between 2001 and 2004, we announced global restructuring plans as a result of end market weakness and the shifting of manufacturing capacity from higher-cost regions in North America and Europe to lower-cost regions in Asia. During 2005 and 2006, we announced further plans to improve capacity utilization and accelerate margin improvements, primarily in our North America and Europe regions as end-market demand and profitability had not recovered to sustainable levels. In January 2008, we estimated that an additional restructuring charge of between $50 million to $75 million would be recorded throughout 2008 and 2009. As we finalized our 2009 plan in the fourth quarter of 2008, we estimated that our restructuring costs would reach the high end of our previously announced range of $50 million to $75 million. We will continue to evaluate our operations and may propose additional restructuring actions as a result. During 2008, we recorded $35.3 million in restructuring charges. We expect to complete the remainder of our restructuring actions by the end of 2009. As we complete these restructuring actions, we expect our overall utilization and operating efficiency to improve. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its recognition, requiring adjustments to our expense and the liability amounts recorded.

        Our restructuring actions included consolidating facilities and reducing our workforce. The majority of the employees terminated were manufacturing and plant employees. Approximately 32,900 employees have been terminated since 2001. Approximately 70% of these employee terminations were in the Americas, 25% in Europe and 5% in Asia. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities.

        As a result of our restructuring actions to date, we have closed or downsized over 50 facilities, primarily in the Americas and Europe. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

        We will continue to evaluate our operations and may propose future restructuring actions as a result of changes in the marketplace and/or our exit from less profitable operations or services no longer demanded by our customers.

  (ii)
  We have recorded the following impairment charges for the periods indicated (in millions):

	Year ended December 31
	2006	2007	2008
Goodwill impairment	$—	$—	$850.5
Long-lived asset impairment	1.4	15.1	8.8

        During the fourth quarter of 2008, we performed our annual goodwill impairment test. All of our goodwill is allocated to our Asia reporting unit. Our goodwill balance prior to the impairment charge was $850.5 million and was established primarily as a result of an acquisition in 2001. We completed our step one analysis using a combination of valuation approaches including a market capitalization approach, a multiples approach and discounted cash flow. The market capitalization approach uses our publicly traded stock price to determine fair value. The multiples approach uses comparable market multiples to arrive at a fair value and the discounted cash flow method uses revenue and expense projections and risk-adjusted discount rates. The process of determining fair value is subjective and requires management to exercise a significant amount of judgment in determining future growth rates, discount and tax rates and other factors. The current economic environment has impacted our ability to forecast future demand and has in turn resulted in our use of higher discount rates, reflecting the risk and uncertainty in current markets. The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which is significantly below our book value, and the deteriorating macro environment, which has resulted in a decline in expected future demand. We therefore performed the second step of the goodwill impairment assessment to quantify the amount of impairment. This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end market deterioration and economic uncertainties impacting expected future demand, we concluded that the entire goodwill balance of $850.5 million was impaired. The goodwill impairment charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or our compliance with debt covenants. The goodwill impairment charge is not deductible for income tax purposes and, therefore, we have not recorded a corresponding tax benefit in 2008.

        During the fourth quarters of 2006 and 2007, we performed our annual goodwill assessment and determined there was no impairment.

        During the fourth quarter of each year, we conduct our annual recoverability review of long-lived assets. Impairment was measured as the excess of the carrying amount over the fair value of the assets determined on a discounted cash flow basis. We recorded an impairment charge of $8.8 million in 2008 (2007 — $15.1 million; 2006 — $1.4 million).

Interest expense on long-term debt and other interest income/expense:

        The following table is a breakdown of interest expense or income for the periods indicated (in millions):

	Year ended December 31
	2006	2007	2008
Interest costs on credit facilities and Senior Subordinated Notes (Notes)	$67.1	$67.0	$56.8
Mark-to-market loss (gain)	—	(0.6)	1.0

Interest expense on long-term debt	$67.1	$66.4	$57.8

Interest income, net of other interest expense	$4.5	$15.2	$15.3

        Our interest expense primarily includes the interest costs on the Notes. The average interest rate on the Senior Subordinated Notes due 2011 (2011 Notes), after reflecting the variable interest rate swaps, was 6.5% for 2008 (2007 — 8.3%, 2006 — 8.2%). The interest rate on the Senior Subordinated Notes due 2013 (2013 Notes) is fixed at 7.625%.

        In addition, we have marked-to-market the bifurcated embedded prepayment options in our debt instruments and have applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes). The changes in fair values each period are recorded in interest expense on long-term debt. The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatilities and credit spreads.

        Although interest income for 2008 was relatively flat compared to 2007, the interest income earned on cash balances was lower compared to 2007 primarily due to lower rates. This was offset by the lower costs associated with the accounts receivable sales program. The increase in interest income for 2007 compared to 2006 primarily reflects higher interest earned on larger cash balances during the second half of 2007.

Income taxes:

        Income tax expense for 2008 was $5.0 million on losses before tax of $715.5 million compared to an income tax expense of $20.8 million in 2007 on earnings before tax of $7.1 million and income tax expense of $14.5 million in 2006 on a loss before tax of $136.1 million. Current income taxes for 2008 consisted primarily of the tax expense in jurisdictions with current taxes payable and additional tax expense related to a Canadian tax audit. Deferred income taxes for 2008 were comprised primarily of the deferred tax recoveries for losses and future deductible temporary differences in Canada and certain foreign taxable jurisdictions. Current income taxes for 2007 consisted of tax expense in jurisdictions with current taxes payable and additional tax expense related to a Canadian tax audit, offset by the current tax recovery resulting from the resolution of a U.S. tax audit. Deferred income taxes for 2007 were comprised primarily of the deferred tax expense on unrealized foreign exchange gains in Canada, offset partially by a deferred tax recovery related to restructured European operations. In December 2007, we reorganized our inter-company loans to reduce our future exposure in Canada to taxable foreign exchange fluctuations and our exposure on our future deferred income taxes. Current income taxes for 2006 consisted primarily of the tax expense in certain jurisdictions with current taxes payable and a recovery related to income tax audits in the United States. In addition, net deferred income tax liabilities in 2006 reflected net unrealized foreign exchange gains.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter to quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2009 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. We expect to continue to comply with the conditions governing the tax holidays.

        In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $591.9 million is required in respect of our deferred income tax assets as at December 31, 2008 (December 31, 2007 — $588.8 million).

        As at December 31, 2008, the net deferred income tax liability balance was $31.2 million (December 31, 2007 — $57.3 million).

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

        Certain of our subsidiaries provide financing, products and services to, and may from time to time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, and in particular inter-company financing and transfer pricing policies, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        We are subject to tax audits by local tax authorities. Tax authorities could challenge the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful in challenging our inter-company transactions, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 and 2002 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

        In connection with tax audits in the United States, tax authorities asserted that our U.S. subsidiaries owed significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in our favour in 2006 which resulted in a reduction to our current income tax liabilities in 2006. In the third quarter of 2007, we resolved the remaining deficiencies in our favour which resulted in a reduction to current income tax liabilities for 2007. The tax audit resolution also resulted in a small reduction in the amount of our U.S. tax loss carryforwards for years 1998 to 2004.

Recent acquisitions and divestitures:

        In March 2006, we acquired certain assets located in the Philippines which strengthened our relationship with an existing customer. We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that we expect would enhance our global manufacturing network, expand our service offerings, increase our penetration in various industries and establish strategic relationships with new or existing customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be.

        In June 2006, we sold our plastics business which we operated primarily in Asia. In September 2006, we sold one of our European facilities to a third party as part of our restructuring program. We will continue to evaluate our operations and may propose future divestitures as a result of changes in the market place, and/or our exit from less profitable or non-strategic operations.

Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the periods indicated (in millions):

	As at December 31
	2006	2007	2008
Cash and cash equivalents	$803.7	$1,116.7	$1,201.0

	Year ended December 31
	2006	2007	2008
Cash provided by operations	$39.2	$351.4	$208.2
Cash used in investing activities	(207.9)	(36.9)	(80.8)
Cash provided by (used in) financing activities	3.4	(1.5)	(43.1)

Cash provided by operations:

        We generated $208.2 million in cash from operations in 2008 primarily from earnings after adding back non-cash charges, partially offset by higher working capital requirements. Higher working capital was driven primarily by an increase in A/R, partially offset by higher A/P. The year-over-year increase in A/R reflects a lower amount of A/R sold under our A/R sales program, partially offset by cash collections. Although we did not sell any A/R at the end of 2008, we maintained a cash balance of $1.2 billion at December 31, 2008.

        In 2007, we generated $351.4 million in cash primarily from earnings after adding back non-cash charges and lower working capital requirements. Lower working capital was driven primarily by lower inventory levels, partially offset by lower A/P balances. The decrease in inventory reflects improved inventory management. The decrease in A/P is due primarily to the timing of payments. For 2006, we generated $39.2 million in cash from earnings after adding back non-cash charges, partially offset by higher working capital requirements. The higher working capital requirements in 2006 were to support inventory for new customers, partially offset by the timing of payments.

        This represents our fourth consecutive year in which we have generated positive cash from operations.

Cash used in investing activities:

        During 2008, our capital expenditures were incurred primarily to expand manufacturing capabilities in China, Mexico and Europe to support new customer programs. During 2007, the cash used to purchase equipment and expand facilities was partially offset by cash proceeds from the sale of facilities and assets. During 2006, we invested in capital expenditures primarily to support growth in our lower-cost geographies.

        Our capital spending for 2008 totaled approximately 1.2% of revenue for the year. We anticipate similar spending levels for 2009.

Cash used in financing activities:

        In December 2008, we repurchased Notes for an aggregate purchase price of $30.4 million in cash. We also used $11.9 million (2007 — $3.2 million) in cash to purchase subordinate voting shares in the open market. We reissue these shares to employees as their share unit awards vest.

Cash requirements:

        As at December 31, 2008, we have contractual obligations that require future payments as follows (in millions):

	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt(i)	$713.5	$1.0	$—	$489.4	$—	$223.1	$—
Interest on long-term debt(ii)	172.9	55.6	55.6	36.2	17.0	8.5	—
Operating leases	151.5	47.2	33.4	22.0	8.8	7.7	32.4
Pension plan contributions (see (a) below)	31.9	31.9	—	—	—	—	—
Non-pension post-employment plan payments	36.7	3.1	3.0	3.2	3.3	3.5	20.6

(i)
Represents the principal repayments on long-term debt, including capital leases.

(ii)
Interest payments are based on the fixed rate of interest on the Notes. Interest on the 2011 Notes does not reflect the impact of the interest rate swaps.

        In June 2004, we issued Notes that are due July 2011 with an aggregate principal amount of $500.0 million and a fixed interest rate of 7.875%. In June 2005, we issued Notes that are due July 2013 with an aggregate principal amount of $250.0 million and a fixed interest rate of 7.625%. We entered into agreements to swap the fixed interest on the 2011 Notes with a variable interest rate based on LIBOR plus a margin. Interest on the Notes is payable in January and July of each year until maturity. These Notes are unsecured and are subordinated in right of payment to all our senior debt. We are entitled to redeem the 2011 Notes and will be entitled to redeem the 2013 Notes on or after July 1, 2009, in each case at various premiums above face value. The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes. These covenants also place limitations on debt incurrence, the sale of assets and our ability to incur additional debt. We were in compliance with all covenants at December 31, 2008.

        In December 2008, we repurchased a portion of our Notes. We paid $30.4 million to repurchase Notes with a principal amount at maturity of $37.5 million. We may, from time to time, repurchase additional Notes in the open market, at our discretion. See "Capital Resources — Subsequent Event."

        (a) Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments and, from time to time, make voluntary contributions to the pension plans. Based on our most recent actuarial valuations, we estimate our minimum funding requirements for 2009 to be $31.9 million. We also expect to contribute $3.1 million to the non-pension post-employment benefit plans to fund the estimated benefit payments in 2009.

        The following outlines our pension contributions and pension expense for the periods indicated (in millions):

	Year ended December 31
	2007	2008	2009
			(estimated)
Contributions:
Defined benefit plans	$21.0	$22.0	$20.1
Defined contribution plans	11.5	11.8	11.8

	$32.5	$33.8	$31.9

Expense:
Defined benefit plans	$10.0	$6.2	$10.2
Defined contribution plans	11.5	11.8	11.8

	$21.5	$18.0	$22.0

        We maintain multiple defined benefit plans. Approximately one-half of our contribution amount for 2009 is pre-determined for the next two years based on recent actuarial valuations, and the other half is determined annually based on actuarial valuations. Accordingly, our minimum contribution requirements for future years cannot be quantified at this time. The current economic crisis impacted our asset returns, primarily in the second half of 2008. Continued volatility in the capital markets will impact future asset values in our pension plans. A significant deterioration in the asset values could lead to higher than expected future contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our results of operations, cash flows or liquidity.

        As at December 31, 2008, we have commitments that expire as follows (in millions):

	Total	2009	2010	2011	2012	2013	Thereafter
Foreign currency contracts	$587.1	$570.4	$16.7	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety and performance bonds	55.4	46.2	5.6	—	—	—	3.6
Capital expenditures	12.0	12.0	—	—	—	—	—

        The contractual obligations chart above does not include our agreement with a third party for the outsourcing of our IT support. Our costs under this IT support agreement will fluctuate based on our usage. We are permitted to terminate this agreement at any time for a declining fee.

        Cash outlays for our contractual obligations and commitments identified above are expected to be funded by cash on hand. We also have outstanding purchase orders with certain suppliers for the purchase of inventory. These purchase orders are generally short-term. Orders for standard items can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. Accordingly, the amount of liability from purchase obligations under these purchase orders cannot be quantified with a reasonable degree of accuracy.

        As of December 31, 2008, we had committed approximately $12 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies to support new customer programs. Based on our current operating plans, we anticipate capital spending for 2009 to be approximately 1% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.

        We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

        In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. These motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers, in the Ontario

Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Capital Resources

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities, senior subordinated notes and share capital.

        At December 31, 2008, we had total cash of $1.2 billion, comprised of cash (approximately 35%) and short-term investments (approximately 65%). Our current portfolio consists of certificates of deposits and certain money market funds that are secured exclusively by U.S. government securities. Our short-term investments have maturities of less than three months. The majority of our cash and short-term investments are held with financial institutions each of which had at December 31, 2008 a Standard and Poor's rating of A-2 or above.

        We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. We have full access to a $300.0 million credit facility and we can sell up to $250.0 million, on a committed basis, under an accounts receivable sales program to provide short-term liquidity. Our credit facility has restrictive covenants relating to debt incurrence and the sale of assets. The facility also contains financial covenants that may limit the amount of debt that can be incurred under the facility. We closely monitor our business performance to evaluate compliance with our covenants. Our Notes also have restrictions on financing activities. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants. Our access to capital markets may be restricted at this time because of the global economic crisis and capital market weakness.

        There were no significant changes to our capital structure during 2008. We repurchased 5% of our Notes in December 2008; future repurchases will depend on the price of the Notes in the open market. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.

        Our strategy on capital risk management has not changed since 2007. Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

        We have access to a revolving credit facility for $300.0 million. We have pledged certain assets, including the shares of certain North American subsidiaries, as security. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at December 31, 2008. Commitment fees for 2008 were $1.9 million. The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. We were in compliance with all covenants at December 31, 2008. This facility expires in April 2009. Given the current state of the credit markets and our strong liquidity position, we are assessing whether this facility is necessary in our capital structure. There is no assurance that we and our lenders will agree on mutually acceptable terms if we seek a renewal.

        We have additional uncommitted bank overdraft facilities available for operating requirements which total $68.0 million at December 31, 2008. There were no borrowings outstanding under these facilities at December 31, 2008.

        In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank (which had at December 31, 2008 a Standard and Poor's rating of A+), and other qualified purchasers. We can sell up to $250.0 million in accounts receivable, on a committed basis, to provide short-term liquidity. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. We sold approximately $75 million in accounts receivable as of September 30, 2008, and we reduced this to zero dollars sold at December 31, 2008 (December 31, 2007 — $225 million). Based on the level of our cash balances, we had steadily reduced the amount of the accounts receivable sold under this arrangement. This program remains available to us until November 2009.

        We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facilities, will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund anticipated growth and acquisitions. The issuance and timing of additional equity or convertible debt securities could dilute current shareholders' positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. With the current global economic crisis and capital market weakness, such financings and other transactions may not be available on terms acceptable to us or at all. At December 31, 2008, we had cash balances in excess of our debt obligations.

        Both Standard and Poor's and Moody's Investors Service provide ratings on our Notes and a corporate rating on Celestica. These credit ratings reflect the agencies' current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, an industry's operating environment, financial performance of the debtor, creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

        At February 20, 2009, our Standard and Poor's corporate rating is B+ and our Notes rating is B, with a stable outlook. The Notes rating, which is 15th out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. At February 20, 2009, our Moody's Investor Service corporate rating is B1 and our Notes rating is B3, with a stable outlook. The Notes rating is 16th out of 21 on the rating scale. Obligations rated B3 are considered to be in the lower-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could adversely impact our future cost of borrowing.

Subsequent event:

        On February 26, 2009, we announced a cash tender offer to purchase up to $150 million aggregate principal amount of the 2011 Notes at a price of up to one thousand and ten dollars for each one thousand dollars principal amount. This offer to purchase will expire on March 26, 2009. We also terminated our interest rate swap agreements in the amount of $500 million related to the 2011 Notes. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes and will amortize the prior fair value adjustment on the 2011 Notes as a reduction to interest expense on long-term debt, over the remaining term of the 2011 Notes, using the effective interest rate method. As a result of discontinuing fair value hedge accounting, we will write down the carrying value of our embedded prepayment options on the 2011 Notes to reflect the change in the fair value after hedge de-designation. We will record the gain or loss on the purchase of the 2011 Notes, as well as the write-down of the embedded prepayment options, through other charges during the first quarter of 2009.

Financial instruments:

        Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certificates of deposit and money market funds that are secured exclusively by U.S. government securities.

        The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

        We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We traditionally enter into forward exchange contracts to hedge against our cash flows in foreign currencies. At the end of the fourth quarter of 2008, we entered into forward exchange contracts to hedge our balance sheet exposures in certain currencies in order to mitigate foreign exchange translation volatility. These balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

        At December 31, 2008, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies (in millions):

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$230.3	$0.91	15	$(22.0)
Mexican peso	88.6	0.08	12	(9.2)
Thai baht	77.7	0.03	12	(2.6)
Malaysian ringgit	60.6	0.30	12	(2.7)
British pound sterling	48.1	1.49	4	1.7
Singapore dollar	31.0	0.71	12	(0.7)
Czech koruna	26.7	0.06	7	(3.8)
Euro	19.4	1.45	12	0.4
Brazilian real	4.7	0.41	2	—

Total	$587.1			$(38.9)

        Our contracts generally extend for periods of up to 15 months and expire by March 2010. The counterparties to these contracts are financial institutions each of which had at December 31, 2008 a Standard and Poor's rating of A or above. The fair value of these contracts at December 31, 2008 was a net unrealized loss of $38.9 million (December 31, 2007 — net unrealized gain of $20.0 million). During the first half of 2008, we settled most of the foreign currency forwards that had foreign currency gains at December 31, 2007. The unrealized loss on our forward exchange contracts at December 31, 2008 was due primarily to fluctuations in foreign exchange rates between the time the forward contracts were entered into and the valuation at period end, in particular the strengthening of the U.S. dollar in the fourth quarter of 2008.

        In 2004, we entered into agreements to swap the fixed rate of interest on our 2011 Notes for a variable rate based on LIBOR plus a margin. The notional amount of the agreements, which mature July 2011, is $500.0 million. The fair value of the interest rate swap agreements at 2008 was an unrealized gain of $17.3 million. The average interest rate on the 2011 Notes for 2008 was 6.5% (2007 — 8.3%; 2006 — 8.2%), after reflecting the interest rate swaps. The recent global economic crisis could introduce significant volatility to short-term interest rates. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by approximately $5.0 million annually. The counterparties to these interest rate swap agreements are financial institutions each of which had at December 31, 2008 a Standard and Poor's rating of A or above.

Financial risks:

        We are exposed to a variety of financial risks associated with financial instruments as part of our normal operations. We have exposures to the following financial risks arising from financial instruments: market risk, credit risk and liquidity risk.

        Market risk: This is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, which could affect our operations or the value of our financial instruments. To manage this risk, we enter into various derivative hedging transactions.

        Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts and cash payments denominated in various foreign currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our foreign subsidiaries. We currently manage this risk through our cash flow hedging program.

        Interest rate risk: We entered into interest rate swaps to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate based on LIBOR plus a margin. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by approximately $5.0 million annually. See "Capital Resources — Subsequent Event."

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults, we only deal with counterparties that we believe are creditworthy. The counterparties to our foreign currency forward contracts and our interest rate swap agreements are financial institutions each of which had at December 31, 2008 a Standard and Poor's rating of A or above. Therefore, we believe this credit risk of counterparty non-performance is low.

        We also provide credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations, as well as frequent communications with them, enabling us to monitor current changes in their business operations. We review concentration of credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. As at December 31, 2008, less than 1% of our gross accounts receivable were over 90 days past due and our allowance for doubtful accounts balance was $13.7 million.

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. The repayment of our Senior Subordinated Notes is due July 2011 and July 2013. Management believes that cash flow from operations, together with cash on hand and borrowings available under our credit facilities will be sufficient to support our financial obligations. Our $300.0 million credit facility expires in April 2009. Given our current cash position and the state of the credit markets, we are currently assessing whether we will renew all or a portion of this facility. Regardless of our decision or ability to renew this facility, we believe we have sufficient resources to satisfy our financial obligations.

Related Party Transactions

        We had entered into a management services agreement with our parent company (Onex) whereby Onex would provide certain strategic planning, financial and support services to us upon request. Our fee includes a base fee and a performance incentive fee. This agreement expired December 31, 2008. In 2008, we expensed management fees of approximately $2.7 million (2007 — $1.2 million) payable to Onex.

        In 2008, we entered into a manufacturing agreement with a company under the control of our parent company. During 2008, we recorded revenue of $19.3 million from this related party. All transactions with this related party were in the normal course of operations.

        All amounts were recorded at the exchange amount, being the amount agreed to by the parties.

Outstanding Share Data

        As of February 23, 2009, we had 199.6 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares. We also had 11.1 million outstanding stock options, 7.6 million outstanding restricted share units and 7.2 million outstanding performance share units, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance-based vesting).

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

Changes in internal controls over financial reporting:

        During 2008, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for the year ended December 31, 2008. This report appears on page F-2.

        Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2007				2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,842.3	$1,937.0	$2,080.6	$2,210.5	$1,835.7	$1,876.3	$2,030.8	$1,935.4
Gross profit %	4.3%	4.7%	5.8%	6.0%	6.3%	6.7%	7.4%	7.3%
Net earnings (loss)	$(34.3)	$(19.2)	$51.5	$(11.7)	$29.8	$39.8	$32.1	$(822.2)
# of basic shares	228.4	229.0	229.1	229.1	229.1	229.2	229.4	229.4
# of diluted shares	228.4	229.0	229.1	229.1	229.2	230.4	230.3	229.4
Net earnings (loss):
per share — basic	$(0.15)	$(0.08)	$0.22	$(0.05)	$0.13	$0.17	$0.14	$(3.58)
per share — diluted	$(0.15)	$(0.08)	$0.22	$(0.05)	$0.13	$0.17	$0.14	$(3.58)

Comparability quarter-to-quarter:

        The quarterly data reflects the following:

  –
  the fourth quarters of 2007 and 2008 include the results of our annual impairment testing of goodwill and long-lived assets; and

  –
  all quarters of 2007 and 2008 were impacted by our announced restructuring plans. The amounts vary from quarter to quarter.

Fourth quarter 2008 compared to fourth quarter 2007:

        Revenue for the fourth quarter of 2008 decreased 12% to $1.9 billion from $2.2 billion for the same period in 2007. Lower revenue primarily from our servers, enterprise communications and storage segments accounted for a 16% decrease in total revenue from the prior period. This was offset partially by our telecommunications and industrial segments which grew primarily due to new customer and program wins. Revenue from our consumer segment was flat year-over-year, reflecting new business wins from existing customers which offset the decrease in revenue as there was significant ramping in the fourth quarter of 2007. Gross margin increased to 7.3% of revenue for the fourth quarter of 2008 from 6.0% for the same period in 2007, primarily due to improved operational results for Mexico and Europe. The net loss in the fourth quarter of 2008 included a goodwill impairment charge of $850.5 million. We conduct our annual impairment assessment in the fourth quarter of each year and we determined that there was no impairment in 2007.

Fourth quarter 2008 compared to third quarter 2008:

        Sequentially, revenue for the fourth quarter of 2008 decreased 5% to $1.9 billion from $2.0 billion for the third quarter of 2008 primarily due to declines from our servers, enterprise communication and storage segments. This was offset partially by increases in revenue from our consumer, telecommunications and industrial customers. The net loss of $822.2 million in the fourth quarter of 2008 included a goodwill impairment charge for $850.5 million, which resulted from the conduct of our annual impairment assessment in the fourth quarter of each year.

Fourth quarter 2008 actual compared to guidance:

        On October 23, 2008, we provided the following guidance for the fourth quarter of 2008:

	Q4 08
	Guidance	Actual
Revenue (in billions)	$1.75 to $2.0	$1.94
Adjusted net earnings per share	$0.16 to $0.24	$0.26

        Our guidance is provided on an adjusted net earnings (defined below) basis only as it is difficult to forecast the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

        Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of restructuring activities, acquisitions made by the company, fair value accounting for stock options and securities repurchases, management believes adjusted net earnings are a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and to allow the comparison of operating results with its competitors in the U.S. and Asia. Excluded from adjusted net earnings are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recovery. We also exclude some recurring charges such as restructuring costs, option expense, amortization of intangible assets, and the related income tax effect of these adjustments. The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted net earnings are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. See reconciliation below.

        Revenue of $1.9 billion for the fourth quarter of 2008 was within our published guidance. Our adjusted net earnings per share of $0.26, includes a $0.07 per share benefit associated with the reduction in the income tax rate for adjusted net earnings. Excluding the tax benefit, adjusted net earnings per share was $0.19 and was within our published guidance for the fourth quarter of 2008.

        The following table is a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) for the indicated periods (in millions, except per share amounts):

	2007			2008
Three months ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$2,210.5	$—	$2,210.5	$1,935.4	$—	$1,935.4
Cost of sales(1)	2,078.5	(1.7)	2,076.8	1,794.8	(0.6)	1,794.2

Gross profit	132.0	1.7	133.7	140.6	0.6	141.2
SG&A(1)	75.6	(1.0)	74.6	80.0	(1.0)	79.0
Amortization of intangible assets	5.1	(5.1)	—	3.3	(3.3)	—
Other charges	39.2	(39.2)	—	861.9	(861.9)	—

Operating earnings (loss) — EBIAT	12.1	47.0	59.1	(804.6)	866.8	62.2
Interest expense, net	9.5	—	9.5	13.7	—	13.7

Net earnings (loss) before tax	2.6	47.0	49.6	(818.3)	866.8	48.5
Income tax expense (recovery)	14.3	(1.9)	12.4	3.9	(14.5)	(10.6)

Net earnings (loss)	$(11.7)	$48.9	$37.2	$(822.2)	$881.3	$59.1

W.A. # of shares (in millions) — diluted	229.1		229.2	229.4		229.4
Earnings (loss) per share — diluted	$(0.05)		$0.16	$(3.58)		$0.26
Year ended December 31
Revenue	$8,070.4	$—	$8,070.4	$7,678.2	$—	$7,678.2
Cost of sales(1)	7,648.0	(4.6)	7,643.4	7,147.1	(2.9)	7,144.2

Gross profit	422.4	4.6	427.0	531.1	2.9	534.0
SG&A(1)	295.1	(2.4)	292.7	303.8	(3.7)	300.1
Amortization of intangible assets	21.3	(21.3)	—	15.1	(15.1)	—
Integration costs relating to acquisitions	0.1	(0.1)	—	—	—	—
Other charges	47.6	(47.6)	—	885.2	(885.2)	—

Operating earnings (loss) — EBIAT	58.3	76.0	134.3	(673.0)	906.9	233.9
Interest expense, net	51.2	—	51.2	42.5	—	42.5

Net earnings (loss) before tax	7.1	76.0	83.1	(715.5)	906.9	191.4
Income tax expense	20.8	—	20.8	5.0	(1.3)	3.7

Net earnings (loss)	$(13.7)	$76.0	$62.3	$(720.5)	$908.2	$187.7

W.A. # of shares (in millions) — diluted	228.9		229.0	229.3		229.6
Earnings (loss) per share — diluted	$(0.06)		$0.27	$(3.14)		$0.82
(1)
Non-cash option expense included in cost of sales and SG&A is added back for adjusted net earnings

First quarter 2009 guidance:

        On January 28, 2009, we provided the following guidance for the first quarter of 2009:

Q1 09 — Guidance
Revenue (in billions)	$1.4 to $1.6
Adjusted net earnings per share	$0.07 to $0.13

        At the midpoint, our revenue guidance for the first quarter of 2009 represents a 22% sequential decrease from our fourth quarter of 2008. We expect revenue in all our end markets to decline in the first quarter, reflecting seasonality and the slower economic environment. With the lower revenue guidance, we expect adjusted net earnings to decrease. However, we believe we have made sustainable improvements in our cost structure, thus limiting some of the negative impact from the lower revenue levels.

        Our guidance for the first quarter of 2009 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30 days to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our guidance for the first quarter of 2009 is given for the purpose of providing information about management's current expectations and plans relating to the first quarter of 2009. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

(a)
Goodwill and intangible assets:

        On January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. This standard, which is effective for our first quarter of 2009, requires us to retroactively reclassify our computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets. In addition, the amortization of computer software will be reclassified from depreciation expense, included in SG&A, to amortization of intangible assets.

(b)
International financial reporting standards (IFRS):

        In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises in Canada. Effective January 1, 2011, companies must convert from Canadian GAAP to IFRS. IFRS is effective for our first quarter of 2011.

        We have initiated an IFRS transition project with a formal and detailed project plan and a dedicated project manager. A multi-functional project team consisting of management from finance, taxation, treasury, legal, human resources, IT and operations has been assigned to the project. We have also engaged an external IFRS consulting partner. We have established a formal governance structure that includes both a steering committee and an accounting technical review committee, and regular reporting is provided to our senior executive management and to our Board of Directors on the project's progress.

        At this time, we cannot reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

(c)
Business combinations:

        In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(d)
Consolidated financial statements:

        In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for 2011. Earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(e)
Credit risk and the fair value of financial assets and financial liabilities:

        In January 2009, the CICA issued EIC-173, "Credit risk and the fair value of financial assets and financial liabilities," which requires us to consider our own credit risk as well as the credit risk of our counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. This standard is effective for our first quarter of 2009 and should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value on the date this abstract was issued. Early adoption is encouraged. We adopted this abstract as of December 31, 2008. The adoption of this abstract did not have a material impact on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The following table sets forth certain information regarding the current directors and senior management of Celestica.

Name	Age	Position with Celestica	Residence
Robert L. Crandall	73	Chairman of the Board and Director	Florida, US
William A. Etherington	67	Director	Ontario, Canada
Richard S. Love	71	Director	California, US
Eamon J. Ryan	63	Director	Ontario, Canada
Gerald W. Schwartz	67	Director	Ontario, Canada
Don Tapscott	61	Director	Ontario, Canada
Craig H. Muhlhauser	60	Director, President and Chief Executive Officer	New Jersey, US
Paul Nicoletti	41	Executive Vice President and Chief Financial Officer	Ontario, Canada
John J. Boucher	49	Executive Vice President, Supply Chain Management Solutions and Chief Procurement Officer	New Hampshire, US
Elizabeth L. DelBianco	49	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
John Peri	47	Executive Vice President, Global Operations	Ontario, Canada
Michael L. Andrade	45	Senior Vice President, and General Manager, North America	Ontario, Canada
Peter J. Bar	51	Senior Vice President, Finance	Ontario, Canada
Mary Gendron	43	Senior Vice President and Chief Information Officer	Illinois, US
Peter A. Lindgren	46	Senior Vice President and General Manager, Growth and Emerging Markets Segment	Colorado, US
Michael P. McCaughey	47	Senior Vice President and General Manager, Communications Market Segment	Quebec, Canada
Darren Myers	35	Senior Vice President and Corporate Controller	Ontario, Canada
Robert J. Sellers	42	Senior Vice President and General Manager, Enterprise and Consumer Market Segments, Asia Business Development	Hong Kong, China

        The following is a brief biography of each of Celestica's directors and senior management:

        Robert L. Crandall has been a director of Celestica since 1998 and Chairman of the Board of Directors of Celestica since January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the board of Anixter International Inc., which is a public corporation. He is also Chairman and CEO of Pogo, Inc. and a director of Air Cell, Inc., both of which are privately held companies. Mr. Crandall is a member of the Federal Aviation Administration Management Advisory Committee. He holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

        William A. Etherington has been a director of Celestica since 2001. He was a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce until February 26, 2009 and is a director of MDS Inc. and Onex Corporation, each of which is a public corporation. Mr. Etherington is also a director of SS&C Technologies Inc., a private firm. He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He retired from IBM in 2001 with over 37 years of service. Mr. Etherington is a member of the President's Council, The University of Western Ontario and director of St. Michael's Hospital. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

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

        Eamon J. Ryan has been a director of Celestica since 2008. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark in 1991 as the President of Lexmark Canada. Before Lexmark, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in their Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for their Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

        Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. Mr. Schwartz has been a director of Celestica since 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder and President (in 1977) of what is now CanWest Global Communications Corp. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., a public corporation. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, the Canadian Council of Christians and Jews, and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University, and a Doctor of Philosophy (Hon.) from Tel Aviv University.

        Don Tapscott is Chairman of the thinktank, nGenera Insight and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. Mr. Tapscott is also an internationally respected authority, consultant and speaker on business strategy and organizational transformation and the author of thirteen widely-read books on the application of technology in business. Mr. Tapscott is a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He has been a director of Celestica since 1998. Mr. Tapscott holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as Doctor of Laws (Hon.) degrees from the University of Alberta and Trent University.

        Craig H. Muhlhauser is President and Chief Executive Officer and a member of the Board of Directors. Prior to holding his current position, Mr. Muhlhauser was President and Executive Vice President of Worldwide Sales and Business Development. Before joining Celestica in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. Mr. Muhlhauser was serving as President of Exide Technologies when that entity filed for bankruptcy in 2002, was named Chief Executive Officer of Exide Technologies shortly thereafter and successfully led the company out of bankruptcy protection in 2004. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Mr. Muhlhauser also serves on the board of directors of Intermet Corporation, a manufacturer of cast metal components for the automotive, commercial-vehicle and industrial markets, which filed for bankruptcy in the US in August 2008 and is currently operating under bankruptcy protection. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, communications, utility, automotive and aerospace and defense sectors. Mr. Muhlhauser holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.

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

        Elizabeth L. DelBianco is Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary. In this role she oversees human resources, global branding, legal, contracts and communications. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. In March of 2007, Ms. DelBianco assumed the leadership of the Global Human Resources function. In this role, she oversees all human resources policies and practices and leads Celestica's efforts to attract, develop and retain key talent. In 2008, her role expanded to include responsibility for overseeing the Global Branding Organization. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

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

        Michael L. Andrade is Senior Vice President and General Manager, North America. In this role, he is responsible for ensuring Celestica's operating model and business strategies are aligned to drive growth and accelerate customers' success. His primary focus is helping customers overcome obstacles associated with the more sophisticated use of electronics in North America. Mr. Andrade joined Celestica from IBM in 1994 as part of the company's original management team, and has since held positions of increasing responsibility with the company. Prior to his current role, he was the Senior Vice President, Strategic Business Development. His diverse experience spans engineering, finance, operations management, mergers and acquisitions and commodity management. He holds a Bachelor of Engineering Science degree from the University of Western Ontario, a Master of Business Administration degree from York University in Ontario, and is a member of the Professional Engineers of Ontario.

        Peter J. Bar is Senior Vice President, Finance. He is responsible for providing financial leadership for the Americas region. Previously, he was Senior Vice President and Corporate Controller, with responsibility for Celestica's external reporting, financial planning, strategic pricing and corporate tax. He joined Celestica in March 1998, as Vice President, Finance, Power Systems. Prior to joining Celestica, Mr. Bar was the Controller for the Personal Systems Group of IBM Canada. During his 14-year career in the information technology industry, he has served in several senior management positions for both IBM Canada and IBM's headquarters in Armonk, New York. Mr. Bar holds a Bachelor of Commerce degree from the University of Toronto and a Chartered Accountant designation.

        Mary Gendron is Senior Vice President and Chief Information Officer. She is responsible for aligning Celestica's information technology strategy with its business goals by ensuring that the company's strategic investments in IT tools and processes drive its customers' success. Ms. Gendron recently joined Celestica following a five-year career at The Nielsen Company, one of the largest global information measurement and media companies. Most recently, she was the Senior Vice President, IT Infrastructure Shared Services. Prior to that, she was the Chief Information Officer at ACNielsen US. Over the course of her career, Ms. Gendron has held management positions of increasing seniority in information technology and supply chain management at Motorola and Bell Canada. Ms. Gendron holds a Bachelor of Engineering degree from McGill University in Montreal, Quebec.

        Peter A. Lindgren is Senior Vice President and General Manager, Growth and Emerging Markets Segment. He leads a focused business unit that drives the strategic direction and growth of Celestica's business within key customer accounts in emerging markets. Previously, Mr. Lindgren held the role of Senior Vice President, Industry Market Segment and prior to that, was Senior Vice President, Business Development, overseeing Celestica's regional marketing and business development teams on a global basis. Prior to that, Mr. Lindgren was Vice President and General Manager, Cisco Global Customer Business Unit. He joined Celestica in February 1998, as Director of Operations in Corporate Development. Mr. Lindgren has worked in the electronics manufacturing services industry since 1985, and held a number of management positions in international operations, sales and marketing, program management and materials with SCI Systems and MTI International. He holds a Bachelor of Arts degree in Business Economics from Colorado College.

        Michael P. McCaughey is Senior Vice President and General Manager, Communications Market Segment. He is responsible for the strategic direction of the company's communications business and all key activities associated with Celestica's customer accounts in this sector. Prior to joining Celestica in June 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Vanier College, Quebec and studied Electrical Engineering at McGill University in Montreal, Quebec.

        Darren Myers is Senior Vice President and Corporate Controller. He is responsible for Celestica's corporate external reporting, financial planning and budgeting related matters. Mr. Myers rejoined Celestica in 2008 following two years as the Vice President, Finance, Small Medium Business for Bell Canada. Prior to that, Mr. Myers was the Vice President, Finance, Global Services at Celestica. He originally joined Celestica in 2000 where he was a key member of the Corporate Development team. Over the course of his career, Mr. Myers has held a number of leadership positions in the areas of operational finance, mergers and acquisitions and controls compliance and disclosure. He holds an Honours Bachelor of Commerce degree from McMaster University in Ontario. He is also a Chartered Accountant.

        Robert J. Sellers is Senior Vice President and General Manager, Enterprise and Consumer Market Segments, Asia Business Development. In this role, he is responsible for the strategic direction and growth of Celestica's customers in the global enterprise and consumer markets as well as Asian regional customers. Previously, Mr. Sellers was Senior Vice President, Global Sales, and prior to that, led the sales organization for Celestica's Americas and Asia regions. He joined Celestica in 2003 in the role of Vice President, Market Development in the area of Consumer Electronics. Mr. Sellers has had a 14-year career in the EMS industry with various leadership positions at Sanmina-SCI, SCI, Solectron and Avex. Prior to entering the EMS industry, Mr. Sellers was a highly decorated United States Army officer. He holds a Bachelor of Science degree in Industrial and Operations Engineering from the University of Michigan.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.    Compensation

Compensation of Directors

        Director compensation is set by the Board of Directors on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (Governance Committee). Under these guidelines, the Board of Directors seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Perrin Inc. (Towers Perrin) to provide benchmarking information in this regard. See "— Compensation Process" and "— Comparator Companies" for a discussion regarding the role of Towers Perrin. The guidelines also contemplate that at least half of each director's annual retainer and meeting fees be paid in deferred share units (DSUs). Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash of the Company when the director ceases to be a director.

2008 Fees

        Table 1 sets out the annual retainers and meeting fees paid in 2008 to the Company's directors (other than Messrs. Schwartz and Muhlhauser who, as officers of Onex and the Company, respectively, did not receive such compensation).

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

(1)
The non-executive Chairman of the Board of Directors also serves as chair of the Governance Committee, for which no additional fee is paid.

(2)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day, except that a separate attendance fee is paid for each Executive Committee meeting, even if it occurs on the same day as other meetings.

(3)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board of Directors or Committee meeting.

DSUs

        Directors receive half of their annual retainer and meeting fees (or all such fees, if they so elect) in DSUs. The number of DSUs granted in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the New York Stock Exchange (NYSE) on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Directors also receive annual grants of DSUs. In 2008, each director received $65,000 worth of DSUs, except for the Chairman, who received $130,000. The number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Eligible directors also receive an initial grant of DSUs when they are appointed to the Board of Directors. For individuals who become eligible directors after December 31, 2008, the initial grant is equal to the amount of the annual board retainer multiplied by 150% and divided by the closing price of subordinate voting shares on the NYSE on the last business day of the fiscal quarter immediately preceding the date when the individual becomes an eligible director. The DSUs comprising the initial grant vest upon the retirement of the eligible director. However, if an eligible director retires within a year of becoming an eligible director, all of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director retires less than two years but more than one year after becoming an eligible director, then two-thirds of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director retires within three years but more than two years after becoming an eligible director, then one-third of the DSUs comprising the initial grant are forfeited and cancelled. Forfeiture does not apply if a director ceases to be a director due to a change of control.

        The compensation paid in 2008 by the Company to its directors is set out in Table 2. None of the directors received any fee or payment from the Company except as set out below. Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Company in 2008. Mr. Muhlhauser, as President and Chief Executive Officer of the Company, also did not receive any director's fees from the Company in 2008.

Table 2: Director Fees Earned in 2008

Name	Board Annual Retainer (a)	Chairman Annual Retainer (b)	Committee Chair Annual Retainer (c)	Total Meeting Attendance Fees (d)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Taken in Cash or Applied to DSUs and Value of DSUs (f)	Annual DSU Grant (#) and Value of DSUs(1) (g)	Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))
Robert L. Crandall	—	$130,000	$30,000	$70,000	$230,000	100% DSUs/ $230,000	20,788/$130,000	—	$360,000
William A. Etherington	$65,000	—	$10,000	$50,000	$125,000	100% DSUs/ $125,000	10,394/$65,000	—	$190,000
Richard S. Love	$65,000	—	—	$55,000	$120,000	50% Cash & 50% DSUs/ $60,000	10,394/$65,000	—	$185,000
Anthony R. Melman(2)	$20,357	—	—	$7,500	$27,857	100% DSUs/ $27,857	3,029/$20,357	—	$48,214
Eamon J. Ryan(3)	$16,250	—	—	$7,500	$23,750	100% DSUs/ $23,750	3,525/$16,250	$27,950/ 180,000	$220,000
Charles W. Szuluk(4)	$32,500	—	—	$12,500	$45,000	100% DSUs/ $45,000	4,346/$32,500	—	$77,500
Don Tapscott	$65,000	—	—	$25,000	$90,000	100% DSUs/ $90,000	10,394/$65,000	—	$155,000

(1)
The annual retainer, meeting fees and annual grant for 2008 were paid quarterly and the number of DSUs granted in respect of the amounts paid quarterly, for each such item was determined using the closing prices of subordinate voting shares on the NYSE on the last business day of each quarter, which were $6.72 on March 31, 2008, $8.43 on June 30, 2008, $6.44 on September 30, 2008 and $4.61 on December 31, 2008.

(2)
Dr. Melman did not stand for re-election to the Board of Directors at the Company's previous annual meeting and accordingly he ceased being a director on April 24, 2008.

(3)
Mr. Ryan was appointed a director on October 24, 2008. He received an initial grant of DSUs valued at $180,000.

(4)
Mr. Szuluk retired from the Board of Directors on June 30, 2008.

        The total fees earned by the Board of Directors in 2008 were $661,607. In addition, a total annual grant of DSUs worth $394,107 and an initial grant of DSUs worth $180,000 were issued.

Outstanding Option-Based and Share-Based Awards

        In 2005, the Company amended its Long Term Incentive Plan (LTIP) to prohibit the granting of options to acquire subordinate voting shares to directors. Table 3 sets out information relating to option grants to directors which were made between 1998 and 2004 and which remain outstanding. All option grants were made with exercise prices set at the closing market price on the business day prior to the date of grant. Exercise prices range from $10.62 to C$72.60. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Mr. Schwartz, as an employee of Onex during that period, was not granted options. Mr. Ryan became a director on October 24, 2008 and was not granted any options under the LTIP.

        DSUs that were granted prior to January 1, 2007 will be paid out in the form of subordinate voting shares issued from treasury. DSUs granted after January 1, 2007 will be paid out in the form of subordinate voting shares purchased in the open market or an equivalent value in cash. The date used in valuing the DSUs shall be a date within 90 days of the date on which the individual in question ceases to be a director. The DSUs shall be redeemed and payable on or prior to the 90th day following the date on which the individual ceases to be a director. The total number of DSUs outstanding is included in Table 3.

        The following table sets out for each director information concerning all option-based and share-based awards outstanding as of December 31, 2008 (this includes awards granted before the most recently completed financial year).

Table 3: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)					Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding Units (#)	Market Payout Value of Outstanding Units ($)
Robert L. Crandall Jul. 7, 1999 Jul. 7, 2000 Jul. 7, 2001 Apr. 18, 2003 May 10, 2004 —	20,000 20,000 20,000 10,000 10,000 —	$ $ $ $ $	23.41 48.69 44.23 10.62 18.25 —	Jul. 7, 2009 Jul. 7, 2010 Jul. 7, 2011 Apr. 18, 2013 May 10, 2014 —	— — — — — —	— — — — — 248,621	$	— — — — — 1,146,143
William A. Etherington Oct. 22, 2001 Apr. 21, 2002 Apr. 18, 2003 May 10, 2004 —	20,000 5,000 5,000 5,000 —	$ $ $ $	35.95 32.40 10.62 18.25 —	Oct. 22, 2011 Apr. 21, 2012 Apr. 18, 2013 May 10, 2014 —	— — — — —	— — — — 97,111	$	— — — — 447,682
Richard S. Love Jul. 7, 1999 Jul. 7, 2000 Jul. 7, 2001 Apr. 18, 2003 May 10, 2004 —	10,000 10,000 10,000 2,500 2,500 —	$ $ $ $ $	23.41 48.69 44.23 10.62 18.25 —	Jul. 7, 2009 Jul. 7, 2010 Jul. 7, 2011 Apr. 18, 2013 May 10, 2014 —	— — — — — —	— — — — — 52,114	$	— — — — — 240,246
Eamon J. Ryan	—		—	—	—	36,627		$168,850
Don Tapscott Jul. 7, 1999 Jul. 7, 2000 Jul. 7, 2001 Apr. 18, 2003 May 10, 2004 —	20,000 20,000 20,000 5,000 5,000 —	C$ C$ C$ $ $	34.50 72.60 66.78 10.62 18.25 —	Jul. 7, 2009 Jul. 7, 2010 Jul. 7, 2011 Apr. 18, 2013 May 10, 2014 —	— — — — — —	— — — — — 98,632	$	— — — — 454,694

(1)
All options granted under the option-based awards have vested.

(2)
Represents all outstanding share units. The market payout value was determined using a share price of $4.61, which was the closing price of subordinated voting shares on the NYSE on December 31, 2008.

Directors' Equity Interest

        The following table sets out each director's direct or indirect beneficial ownership of, or control or direction over, equity in the Company, and any changes therein since February 25, 2008.

Table 4: Equity Interest Other than Options and
Outstanding Share-Based Awards(1)

Name	Date	SVS(2) #	Market Value*
Robert L. Crandall	Feb. 25, 2008 Feb. 23, 2009 Change	20,000 70,000 50,000	$219,100
William A. Etherington	Feb. 25, 2008 Feb. 23, 2009 Change	10,000 10,000 —	$31,300
Richard S. Love	Feb. 25, 2008 Feb. 23, 2009 Change	5,000 5,000 —	$15,650
Eamon J. Ryan	Feb. 25, 2008 Feb. 23, 2009 Change	— — —	$—
Gerald W. Schwartz(3)	Feb. 25, 2008 Feb. 23, 2009 Change	2,236,713 2,184,975 (51,738)	$6,838,972
Don Tapscott	Feb. 25, 2008 Feb. 23, 2009 Change	5,700 5,700 —	$17,841

*
Based on the NYSE closing share price of $3.13 on February 23, 2009.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Company's knowledge and therefore has been provided by each nominee.

(2)
Certain subordinate voting shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(3)
Mr. Schwartz is deemed to be the beneficial owner of the 29,637,316 multiple voting shares owned by Onex, which have a market value of $92,764,799 as of February 23, 2009 and which result, together with the market values of his subordinate voting shares in a total market value of $99,603,771 as of February 23, 2009 for his aggregate equity interest in the Company.

Shareholding Requirements

        The Company has minimum shareholding requirements for independent directors (the "Guideline"). The Guideline provides that an independent director who has been on the Board of Directors:

  •
  for five years or more must hold securities of the Company having a market value of at least five times that director's then applicable annual retainer and after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Company;

  •
  for two years or more (but less than five years) must hold securities of the Company having a market value of at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years) must hold securities of the Company having a market value of at least one times that director's then applicable annual retainer; and

  •
  for less than a year are encouraged, but not required, to hold securities of the Company.

        Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Company's securities, the directors may be required to purchase further securities within a reasonable period of time to comply with the Guideline. The Guideline came into effect on April 22, 2004 and each director's holdings of securities which for the purposes of the Guideline include all subordinate voting shares, DSUs and RSUs are reviewed annually each year on December 31. Given the recent downturn in the performance of financial markets as a result of uncertainty in the global economy, the Company has extended the targeted compliance date by one year to April 22, 2010. As of December 31, 2008 all of the directors of the Company were, or were on track to be, in compliance with the Guideline as set out in the following table.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Target Value (5x annual retainer)	Date by which Target to be Met	Value as of December 31, 2008(3)	On Track as of December 31, 2008(4)
Robert L. Crandall	$800,000	Apr. 22, 2010	$1,468,843	Yes
William A. Etherington	$375,000	Apr. 22, 2010	$493,782	Yes
Richard S. Love	$325,000	Apr. 22, 2010	$263,296	Yes
Eamon J. Ryan(1)	—	—	—	—
Gerald W. Schwartz(2)	—	—	—	—
Don Tapscott	$325,000	Apr. 22, 2010	$480,971	Yes

(1)
As Mr. Ryan has been on the Board of Directors for less than one year, he is not required to hold securities of the Company pursuant to the Guideline.

(2)
As Mr. Schwartz is not an independent director, he is not subject to the minimum shareholding requirements of the Guideline.

(3)
The value of the aggregate number of subordinate voting shares, DSUs and RSUs held by each director is determined using a share price of $4.61, which was the closing price of subordinate voting shares on the NYSE on December 31, 2008.

(4)
For the purposes of determining compliance with the Guideline, directors' fees to be earned in 2009 are included. It should be noted that the annual DSU grant for 2009 has been increased to $120,000 for directors (other than the Chairman) and $180,000 for the Chairman. All other fees remain the same in 2009.

Attendance of Directors at Board of Directors and Committee Meetings

        The following table sets forth the attendance of directors at Board of Directors and Committee meetings in 2008.

Table 6: Directors' Attendance at Board of Directors and Committee Meetings

						Meetings Attended %
Director	Board	Audit	Compensation	Governance	Executive	Board	Committee
Robert L. Crandall(1)	6 of 6	6 of 6	5 of 5	5 of 5	14 of 14	100%	100%
William A. Etherington(2)	6 of 6	6 of 6	5 of 5	5 of 5	14 of 14	100%	100%
Richard S. Love	6 of 6	—	—	5 of 5	—	100%	100%
Anthony R. Melman(3)	1 of 3	—	—	—	—	33%	—
Craig H. Muhlhauser	6 of 6	—	—	—	—	100%	—
Eamon J. Ryan(4)	2 of 2	—	—	—	—	100%	—
Gerald W. Schwartz	5 of 6	—	—	—	—	83%	—
Charles W. Szuluk(5)	2 of 3	—	1 of 2	—	—	67%	50%
Don Tapscott	6 of 6	3 of 6	4 of 5	3 of 5	—	100%	63%

(1)
Mr. Crandall is chair of each of the Audit, Governance and Executive Committees.

(2)
Mr. Etherington is chair of the Compensation Committee.

(3)
Mr. Melman did not stand for election at the previous annual meeting of the Company and accordingly ceased being a director on April 24, 2008.

(4)
Mr. Ryan became a director on October 24, 2008.

(5)
Mr. Szuluk retired as a director on June 30, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis (CD&A) sets out the policies of the Company for determining compensation paid to the Company's Chief Executive Officer (CEO), its Chief Financial Officer (CFO), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2008 is set out in the section entitled 2008 Compensation Decisions of this Annual Report.

Compensation Objectives

        The Company's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Company. The Company benchmarks itself against a comparator group of similarly sized technology companies as set out in Table 7 (the "Comparator Group"), including four direct competitors of the Company in the electronics manufacturing services industry: Benchmark Electronics, Flextronics International, Jabil Circuit and Sanmina-SCI (collectively, the "EMS Competitors").

        Compensation for executives is linked to the Company's performance. Target compensation is positioned at the median of the comparator group for median level performance, with the opportunity for above median compensation for performance that exceeds the median of the Comparator Group and less than median compensation for performance that is below the median of the Comparator Group.

        The compensation package is designed to:

  •
  provide competitive fixed compensation (i.e., base salary and benefits), and a substantial amount of at risk pay, which will be realized through the annual, mid-term and long term incentive plans;

  •
  reward executives for achieving operational and financial results that meet or exceed our business plan and that are superior to those of the EMS Competitors through both annual incentives and equity-based mid-term and long-term incentives;

  •
  align the interests of executives and shareholders through equity-based compensation (i.e., mid-term and long-term incentives);

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long term financial performance of the Company.

Independent Advice

        The Compensation Committee has engaged Towers Perrin as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Company's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Company's compensation practices versus the comparator group.

        Management works with Towers Perrin to review and, where appropriate, develop and recommend compensation programs that will ensure the Company's practices are competitive with market practices. Towers Perrin also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. Towers Perrin attended portions of all Compensation Committee meetings held in 2008, in person or by telephone, as requested by the Chairman of the Compensation Committee. The Compensation Committee holds in camera sessions with Towers Perrin at each of its meetings.

        Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Perrin.

        Each year, the Chairman of the Compensation Committee reviews the scope of activities of Towers Perrin and approves the corresponding budget. Any services and fees not related to executive compensation must be approved by the Chairman. In 2008, the compensation advisor retainer fees paid to Towers Perrin totaled approximately C$200,500. Additional consulting services fees paid to Towers Perrin regarding US executive benefits totaled approximately C$87,300 for 2008. Towers Perrin did not provide any non-executive compensation services in 2008.

Compensation Process

        The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. Compensation for the other NEOs is reviewed in consultation with the CEO. The Compensation Committee works with Towers Perrin when determining the compensation of the NEOs, including the CEO. The Compensation Committee's decisions are then reviewed with the Board of Directors.

        The Compensation Committee generally meets five times a year. At the July meeting, the Compensation Committee, based on recommendations from Towers Perrin, approves the comparator group that will be used for the compensation review. At the October meeting, Towers Perrin presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (CLO), who has responsibility for Human Resources, together with Towers Perrin and the CEO develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLO do not participate in the preparation of their own compensation recommendations. At the December meeting, base salary recommendations for the NEOs for the following year and the value of their equity-based incentives are approved. Previous grants of equity-based awards are not taken into consideration when making this decision. At the January meeting, the Compensation Committee approves the final mix of the equity-based incentives. The CLO is not present at the Compensation Committee meetings when her compensation is discussed.

        The foregoing process is also followed for determining the CEO's compensation except that the CLO works with Towers Perrin to develop a proposal for base salary and equity-based incentive grants. The Compensation Committee then reviews the proposal with Towers Perrin in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices.

        In terms of the Company's annual incentive plan, targets based on a management plan approved by the Board of Directors are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Company's performance relative to these targets and the projected payment at the December Compensation Committee meeting. At the January meeting of the following year, final payments under the plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Company's year end results as approved by the Audit Committee. These amounts are then paid in February.

Comparator Companies

        The Compensation Committee benchmarks salary, target bonus and equity-based incentive awards to the Comparator Group. The revenues of the Comparator Group companies are generally in the range of half to twice the Company's revenues. In addition, the Committee included in the Comparator Group two of the EMS Competitors whose revenues were outside this range: Benchmark Electronics and Flextronics International. Each year the Compensation Committee reviews and approves constituent companies of this comparator group.

        The Company's 2008 Comparator Group consisted of the following companies.

Table 7: Comparator Group

Company Name	2007 Annual Revenue (millions)	Company Name	2007 Annual Revenue (millions)
Advanced Micro Devices Inc.	$6,013	NVIDIA Corp.	$4,098
Agilent Technologies Inc.	$5,420	QUALCOMM Inc.	$8,871
Applied Materials Inc.	$9,735	Sanmina-SCI Corp.*	$10,384
Benchmark Electronics Inc.*	$2,916	Sun Microsystems Inc.	$13,873
Corning Inc.	$5,860	Texas Instruments Inc.	$13,835
EMC Corp.	$13,230	Western Digital Corp.	$5,468
Flextronics International Ltd.*	$27,558	Xerox Corp.	$17,228
Harris Corp.	$4,243
Jabil Circuit Inc.*	$12,291	25th Percentile	$5,308
Lexmark International Inc.	$4,974	50th Percentile	$7,442
Micron Technology Inc.	$5,738	75th Percentile	$12,525
NCR Corp.	$4,970
Nortel Networks Corp.	$10,948	Celestica Inc.	$8,070

Financial data as of June 30, 2008. Source: Standard & Poor's Research Insight.

*
Denotes an EMS Competitor

        Additionally, broader market compensation data for other similarly sized organizations provided by Towers Perrin is referenced in accordance with a process approved by the Compensation Committee.

Compensation Elements for the Named Executive Officers

        The compensation of the Company's NEOs is comprised of the following elements:

  •
  base salary,

  •
  annual incentives (annual variable cash payments),

  •
  mid-term equity-based incentives (restricted and performance share units),

  •
  long-term equity-based incentives (stock options),

  •
  benefits, and

  •
  perquisites.

Weighting of Compensation Elements

        The variable portion of total compensation has the highest weighting at the most senior levels. Annual and equity-based incentive plan rewards are contingent upon organizational performance and ensure a strong alignment with shareholder interests. The weighting of compensation elements for 2008 is set out in the following table.

Table 8: Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-Based Incentives
CEO	14.3%	14.3%	71.4%
EVPs	20.0%	16.0%	64.0%
SVPs	27.1%	16.2%	56.7%

Base Salary

        The objective of base salary is to attract, reward and retain top talent. Executive positions are benchmarked against the Comparator Group, with base pay targeted at the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and an executive's level of responsibility within the organization.

Celestica Team Incentive Plan (CTI)

        The objective of the CTI is to reward all employees, including the NEOs, for the achievement of annual corporate, business unit, and individual goals and objectives. Target awards for each of the NEOs are expressed as a percentage of salary and established based on the median of the Comparator Group. Actual awards are based on (i) the achievement of pre-determined corporate and individual goals, and (ii) corporate performance relative to that of the EMS Competitors. Actual payouts can vary from 0% for performance below a threshold up to a maximum of 200% of the target bonus. Awards are derived according to the following formula:

        For 2008, the business performance goals were comprised of the following elements:

  •
  Corporate EBIAT (40%);

  •
  Corporate ROIC (40%); and

  •
  Customer Loyalty (20%).

        Individual contribution is recognized through the individual component and individual performance factor (IPF). The IPF is based on a review of each NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. This factor can adjust the executive's actual award by a factor of between 0x and 1.5x.

        The Compensation Committee also applies a relative performance factor (RPF) based on an evaluation of the Company's performance for the year relative to that of the EMS Competitors. This evaluation is based on a ROIC based performance metric but is ultimately within the Committee's discretion. This factor can adjust the executive's actual award by a factor of between 0.5x and 1.5x.

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved to pay the business performance component and (ii) the maximum award is two times the target.

Equity-Based Incentives

        The Company's equity-based incentives for the NEOs consist of restricted share units (RSUs), performance share units (PSUs) and stock options. The objectives of the equity-based incentive plans are to:

  •
  align interests with those of shareholders and incent appropriate behavior for long-term performance;

  •
  reward contribution to the Company's long-term success; and

  •
  enable the Company to attract and retain the qualified and experienced employees who are critical to the Company's success.

        At the December meeting, the Compensation Committee determines the dollar value of the equity-based grants to be awarded to the NEOs based on the comparator data analysis. Prior to the January meeting, this amount is converted into the number of units that will be granted using an assumed share price that is determined with reference to the then current trading range of the Company's subordinate voting shares. For the 2008 grants, the assumed share price was $4.50. The actual equity mix to be awarded is then approved at the

January meeting of the Compensation Committee. The grants are made immediately following the blackout period that ends 48 hours after the Company's year end results have been released.

        Target equity-based incentives are determined based on the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The equity mix varies by employee level and targets a higher percentage of performance elements at the NEO levels where there is a stronger influence on results. The target mix of equity-based incentives is reviewed by the Compensation Committee each year and for 2008 the targets for the NEOs were as follows:

  •
  40% RSUs,

  •
  35% PSUs, and

  •
  25% stock options.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Company's blackout periods, these grants typically take place at the beginning of each month. Any grants to senior executives must be reviewed with the Compensation Committee at the next meeting and in practice are reviewed in advance with the Chairman of the Compensation Committee.

RSUs

        NEOs are granted RSUs under the Celestica Share Unit Plan (CSUP). RSUs granted prior to February 2008 are released on December 1st two years following the grant (i.e., RSUs granted in February 2007, will be released on December 1st, 2009). RSUs granted in February 2008 or later, are released one-third on each of the first two anniversaries of the grant date and the final third is released on December 1st two years following the grant. Each RSU entitles the holder to one subordinate voting share of the Company on the release date. The payout value of the award is based on the number of RSUs being released and the share price at the time of release.

PSUs

        NEOs are granted PSUs under the CSUP. PSUs vest at the end of a three-year performance period subject to pre-determined performance criteria. The number of PSUs that actually vests will range from 0% to 200% of target depending on the Company's ranking in the third year of the performance period relative to that of the EMS Competitors based on an ROIC metric approved by the Compensation Committee. The vesting schedule is outlined in the following table.

Table 9: PSU Vesting Schedule

Celestica's ROIC Metric	Performance Multiplier
Equal to/greater than highest performance of EMS Competitors	200% of target
Between the median and highest performance	Prorated between 100%-200%
Equal to median performance of EMS Competitors	100% of target
Between the median and lowest performance	Prorated between 0%-100%
Equal to/lower than lowest performance of EMS Competitors	0% of target

        The payout value of the award is based on the number of PSUs that vests and the share price at the time of release. Each PSU entitles the holder to receive one subordinate voting share of the Company on the release date.

Stock Options

        Stock options are awarded under the Long Term Incentive Plan (LTIP). Stock options vest at a rate of 25% annually on the anniversary of the date of grant and expire after a 10-year term. The payout value of the award is equal to the increase, if any, in share price at the time of exercise over the exercise price, which is the closing market price on the business day prior to the date of the grant.

        The value of the stock options granted in respect of 2008 was determined at the December meeting of the Compensation Committee using (i) an assumed share price of $4.50, and (ii) a Black-Scholes factor of 0.40 determined using the same methodology as is used to determine Black-Scholes for stock option expensing purposes. The Black-Scholes factor was determined using the following variables: (i) volatility of the price of subordinate voting shares, and (ii) the risk-free rate over the expected life of the options.

        In determining the number of options to be granted, the Company keeps within a maximum level for both option "burn rate" and "overhang". "Burn rate" refers to the number of shares issued under equity plans in a given year relative to the total number of shares outstanding. "Overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding. The Company has significantly reduced the number of stock option grants awarded and currently has an "overhang" of 11.7%. In 2005, the Company amended the LTIP to provide that the number of options awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

Other Compensation

Benefits

        Executives participate in the Company's health, dental, pension, life insurance and long-term disability programs. Benefit programs are based on market median levels, in the local geography.

Perquisites

        Executives are entitled to an annual comprehensive medical at a private health clinic. The Company also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, and the services of a tax advisor. The Company does not provide any other perquisites.

Celestica Employee Share Ownership Plan (CESOP)

        The CESOP enables eligible employees, including NEOs, to acquire subordinate voting shares, so as to encourage continued employee interest in the Company's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Company will contribute 25% of the amount that the employee contributes, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase subordinate voting shares of the Company on the open market.

Executive Share Ownership

        The Company has share ownership guidelines for the CEO and the other NEOs. The guidelines provide that these individuals are to hold a multiple of their salary in Celestica subordinate voting shares as shown in Table 10 below. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the latest of: (i) the date of implementation of the guidelines (January 26, 2005); (ii) the date of hire; or (iii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year.

 Table 10: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)	Share Ownership (Multiple of Salary)
Craig H. Muhlhauser	$3,000,000 (3 × salary)	$4,472,548	4.5x
Paul Nicoletti	$1,024,000 (2 × salary)	$1,586,859	3.1x
John Peri	$1,008,000 (2 × salary)	$1,418,681	2.8x
Elizabeth L. DelBianco	$888,000 (2 × salary)	$1,178,265	2.7x
John J. Boucher	$860,000 (2 × salary)	$1,039,716	2.4x

(1)
Includes the following, as of December 31, 2008: (i) subordinate voting shares beneficially owned, (ii) all unvested RSUs, (iii) PSUs that vested on January 31, 2009 at 200% of target, which on December 31, 2008, was the Company's anticipated payout and was in fact the resulting payout, and (iv) all other PSUs at 100% of the target level of performance; in each case, the value of which was determined using a share price of $4.61 being the closing price of subordinate voting shares on the NYSE on December 31, 2008.

Recoupment Provisions

        The Company is subject to the Sarbanes-Oxley Act of 2002. Accordingly, if the Company is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Company for any bonuses or incentive-based compensation they had received during the 12-month period following the restatement, as well as any profits they had realized from the sale of corporate securities during that period.

        Under the terms of the stock option grants and the grants made under the CSUP plan, a NEO may be required by the Company to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date the executive:

  •
  Accepts employment or accepts an engagement to supply services, directly or indirectly, to a third party, that is in competition with the Company or any of its subsidiaries; or

  •
  Fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Company or any of its subsidiaries; or

  •
  On his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Company or any of its subsidiaries.

Executives who resign or are terminated for cause also forfeit all unvested stock options, RSUs and PSUs.

2008 Compensation Decisions

        Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the median total compensation objective for median levels of corporate and individual performance is achieved.

Comparator Companies and Market Positioning

        Benchmarking for all elements of NEO compensation was based on the Comparator Group. Salary, target annual incentive and equity-based incentive grants for the NEOs were benchmarked at the market median of the Comparator Group.

Base Salary

        The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

        In 2008, Mr. Muhlhauser's base salary was increased from $750,000 to $1,000,000 to meet the median of the market. Mr. Boucher received a 24.8% increase in base salary as a result of his promotion to Executive Vice President. Messrs. Nicoletti and Peri and Ms. DelBianco received increases in the 0% – 3% range as their existing salaries were competitive with the market.

Celestica Team Incentive Plan (CTI)

        Target annual incentive awards for the CEO and other NEOs are 100% of salary and 80% of salary, respectively. For 2008, annual incentive payments to the NEOs were paid at the maximum 200% of target incentive due to above average performance that exceeded the Company's objectives and the performance of the EMS Competitors on certain metrics.

Business Performance

        In 2008, the business performance component payout factor was 119% based on the following results:

Table 11: Business Performance

Measure	Weight	Percentage Achievement Relative to Target
EBIAT(1)	40%	112%
ROIC, excluding intangibles(2)	40%	136%
Customer Loyalty(3)	20%	100%
Payout Factor		119%

(1)
EBIAT was calculated as earnings/loss before interest, amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense and other charges (most significantly restructuring costs and the write-down of goodwill and long-lived assets) and the related income tax effects of these adjustments.

(2)
ROIC, excluding intangibles, was calculated as EBIAT divided by average net invested capital where average net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(3)
Customer loyalty was measured by a customer relationship index related to a customer's willingness to recommend the Company to others or to place new business with the Company. Results were based on customer feedback obtained to a large extent through a survey process administered by an independent third-party service provider.

Relative Performance Factor (RPF)

        The Company's 2008 performance was ranked relative to that of the EMS Competitors on a ROIC performance metric. The Company ranked first amongst the EMS Competitors which resulted in a RPF that exceeded the 1.5x cap, resulting in the maximum RPF of 1.5x. For this comparison, the Company used adjusted ROIC, which is calculated as adjusted net earnings divided by average net invested capital.

Individual Performance Factor (IPF)

        Each year, the Board of Directors and the CEO agree on performance goals. Goals for the NEOs that will support the CEO's goals are then agreed to and established. For 2008, the CEO's goals focused on: financial performance, customer loyalty, operational effectiveness, growing the business, and leadership. Each NEO's performance is then measured on a number of factors including the formal goals established for the year. Specific measures and achievements for each NEO in 2008 were:

Chief Executive Officer

  •
  Financial performance: ROIC grew from 6.4% in 2007 to 13.6% in 2008 and exceeded the target for 2008 by 31%. ROIC for this measure was calculated by dividing EBIAT (as defined in footnote 1 to Table 11) by average net invested capital, including intangibles. Average net invested capital, including intangibles, included total assets less cash, accounts payable, accrued liabilities and income taxes payable.

  •
  Customer loyalty: Customer loyalty improved from 2007 and met the target of 83% for 2008.

  •
  Operational effectiveness: Total spend, as a percentage of manufacturing value add, decreased by 5.6% as compared to 2007 and exceeded the targeted reduction for 2008 by 1.3%.

  •
  Growing the business: The revenue objective was not met but the bookings objective was met at target.

  •
  Leadership: The goal of improving the employee commitment index was not achieved.

        In addition to the goals listed above, the Committee's assessment of Mr. Muhlhauser's performance in 2008 reflected outstanding results in a number of non-GAAP areas.

        In 2008, the Company achieved:

  •
  200% year-over-year improvement in adjusted earnings per share;

  •
  year-over-year EBIAT growth of approximately 75%;

  •
  its best adjusted gross margin (7.0%) since 2001;

  •
  its best operating margin (3.0%) since 2002;

  •
  its best ROIC (13.6%) since 2000;

  •
  its best ever inventory turns (8.8x) for the Company;

  •
  outstanding performance relative to that of the EMS Competitors;

  •
  highest adjusted ROIC (including intangibles);

  •
  highest inventory turns;

  •
  second highest adjusted gross margins; and

  •
  second highest operating margins.

        The Committee assessed Mr. Muhlhauser's IPF at the maximum of 1.5x reflecting the Company's strong performance in 2008.

Other NEOs

        Each of the NEOs has responsibility for the achievement of the CEO's corporate goals and objectives. The CEO's assessment of each of the NEO's contributions to the Company's results is largely subjective and based on his judgment of the NEO's contributions as a part of the senior leadership team. The achievement of individual goals is not quantitatively tied to compensation; however, the CEO's overall assessment of each NEO's contributions is used to determine the IPF.

        Other factors considered in the evaluation of each NEO included the following. Under the leadership of Mr. Nicoletti (who received an IPF of 1.4), the Company's financial performance on a number of metrics improved significantly. The Company met or exceeded its earnings guidance for each quarter of 2008, generated operating cash flow significantly above expectations and the Company's credit outlooks with credit agencies were upgraded. Under the leadership of global operations by Mr. Peri (who received an IPF of 1.2), the Company made significant productivity and quality improvements while meeting or exceeding customer satisfaction targets. Global operations contributed to earnings growth and increased customer satisfaction through significant improvements in the Company's overall operations. Under the leadership of Ms. DelBianco (who received an IPF of 1.2), the functions for which she is responsible made significant contributions in the areas of human resources and legal strategy, contract training, dispute resolution, customer support, governance and compliance initiatives and leadership development. The Company's talent management programs were significantly enhanced and the global incentive plan for production employees was redesigned for 2009. Under the leadership of Mr. Boucher (who received an IPF of 1.3), the supply chain function was reorganized to create a supply chain solutions organization encompassing solutions development and integrated service offerings spanning design, fulfillment, after-market service and automated manufacturing services. In addition, the sales team, under his leadership, contributed to the revenue growth of some of our largest customers.

Equity-Based Incentives

        Equity grants to NEOs in respect of 2008 performance consisted of RSUs, PSUs and stock options. The number of RSUs, PSUs and options to be issued to the NEOs was based on an assumed share price of $4.50, which was derived from the trading range of the Company's subordinate voting shares prior to the January Compensation Committee meeting. The actual mix of the grants was approved by the Compensation Committee at a meeting on January 28, 2009 and the grants were issued on February 3, 2009.

        The Company provided the NEOs the following equity-based compensation in February 2009 in respect of 2008 performance.

Table 12: NEO Equity Awards

Name	RSUs (#)	PSUs(1) (#)	Stock Options (#)	Intended Compensatory Value of LTI Award(2)
Craig H. Muhlhauser	444,444	388,889	694,444	$5,000,000
Paul Nicoletti	160,000	140,000	250,000	$1,800,000
John Peri	133,333	116,667	208,333	$1,500,000
Elizabeth L. DelBianco	133,333	116,667	208,333	$1,500,000
John J. Boucher	133,333	116,667	208,333	$1,500,000

(1)
The number of PSUs is included at 100% of target level of performance.

(2)
Based on the assumed $4.50 share price at the time the grant was approved by the Compensation Committee and with respect to stock options, a Black-Scholes factor of 0.40.

        See "Compensation Discussion and Analysis — Equity-Based Incentives" for the discussion regarding the calculation, terms and vesting schedules of equity awards.

 Performance Graph

        The subordinate voting shares of the Company have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX has been CLS.SV). The following chart compares the cumulative total shareholder return of C$100 invested in subordinate voting shares of the Company on December 31, 2003 (the Company did not declare or pay any dividends during this period) with the cumulative total shareholder return of the S&P/TSX Composite Index for the period December 31, 2003 to December 31, 2008.

        As can be seen from the performance above, an investment in the Company on January 1, 2004 would have resulted in a 74% loss in value over the five year period ended December 31, 2008 compared with a 36% increase that would have resulted from an investment in the S&P/TSX Composite Index over the same period.

        The compensation of the Company's NEOs has fluctuated over the same period as the Company dealt with, amongst other things, competitive pressures, operational issues, significant restructuring and various leadership changes. In 2005, total compensation for NEOs decreased by 46% compared to 2004, from $21.1 million to $11.3 million and, in 2006, by a further 57% compared to the previous year, to $4.9 million (excluding severance costs). The reduction in total compensation for NEOs was largely attributable to reduced long-term incentive grants to certain NEOs. In 2006, total annual compensation for NEOs during this five-year period reached its lowest point and was 77% less than that paid in 2004.

        After significant operational challenges were experienced in the second half of 2006, senior management changes were made across the Company. The new management team implemented major process improvements across all areas of the Company with a specific focus on improving profitability, reducing working capital and strengthening the Company's financial position. As management has implemented these changes during 2007 and 2008, the Company's operating performance and financial results have shown significant improvements to the point where the Company was the strongest financial performer amongst the EMS Competitors by the end of 2008. The Company's performance over this two-year period was its best operating performance during the past six years, as well as its being amongst the best performers in the EMS industry on key operating performance metrics. This strong financial performance also contributed to improved outlooks from the Company's key financial rating agencies and multi-year highs in customer satisfaction levels. The performance graphs set out below illustrate the Company's significant improvements on non-GAAP measures of gross margins, operating margins, asset utilization and ROIC.

Gross margins	Operating margins

Excluding non-cash option expense.	Excluding non-cash option expense.
Asset utilization	Return on invested capital

Including intangible assets.

        During this period of improved performance, total compensation for the NEOs increased to $15.2 million in 2007 and $19.8 million in 2008. These increases were a result of implementing competitive compensation packages for the Company's leadership team, as well as maximum annual incentive payouts due to strong corporate performance in 2008. In 2008, total compensation for NEOs was 6% less than that paid in 2004.

Compensation of Named Executive Officers

        The following table sets forth the compensation of the Company's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executives of the Company and its subsidiaries (collectively, the "Named Executive Officers" or "NEOs") for the financial year ended December 31, 2008.

 Table 13: Summary Compensation for 2008

				Non-Equity Incentive Plan Compensation
Name & Principle Position	Salary ($)	Share- Based Awards ($)(1)(3)	Option- Based Awards ($)(2)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
Craig H. Muhlhauser President and Chief Executive Officer	$937,500	$3,750,000	$1,250,000	$2,000,000	$13,800	$168,278	$8,119,578
Paul Nicoletti(6) EVP, Chief Financial Officer	$507,562	$1,350,000	$450,000	$818,056	$48,180	$16,982	$3,190,780
John Peri(6) EVP, Global Operations	$503,977	$1,125,000	$375,000	$806,364	$41,959	$298,286	$3,150,586
Elizabeth L. DelBianco(6) EVP, Chief Legal & Administrative Officer and Corporate Secretary	$439,924	$1,125,000	$375,000	$709,042	$33,906	$17,274	$2,700,146
John J. Boucher(7) EVP, Supply Chain Management Solutions & CPO	$422,525	$1,125,000	$375,000	$673,667	$10,278	$1,431	$2,607,901

(1)
Amounts in the column represent the value of RSUs and PSUs granted on February 3, 2009 under the CSUP in respect of 2008 performance. The value shown is the value intended to be paid to the NEO. The actual number of RSUs and PSUs granted was based on an assumed share price of $4.50 when the grants were approved by the Compensation Committee. Please see Compensation and Discussion Analysis — Equity-Based Incentives for a description of the vesting terms of the awards and the process followed in determining the grant. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0%-200% of the target grant depending on performance.

(2)
Amounts in the column represent the value of stock options that were issued under the LTIP on February 3, 2009 in respect of 2008 performance. The value shown is the value intended to be paid to the NEO. The actual number of options granted was based on an assumed share price of $4.50 when the grants were approved by the Compensation Committee. See Compensation and Discussion Analysis — Equity-Based Incentives for a description of the vesting terms of the awards and the process followed in determining the value of the grant.

(3)
The accounting fair value of the equity-based awards is calculated using a share price of $4.13, which was the closing price of the subordinate voting shares on the NYSE on February 2, 2009, the day before the grants were actually made. Based on this share price, the accounting fair value of the total of share-based and option-based awards to the NEOs during 2008 are as follows: Mr. Muhlhauser $4,589,000; Mr. Nicoletti $1,652,000; Mr. Peri $1,377,000; Ms. DelBianco $1,377,000, and Mr. Boucher $1,377,000.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI Plan. See Compensation and Discussion Analysis — Celestica Team Incentive Plan (CTI) for a description of the plan and the results achieved in respect of 2008.

(5)
Amounts in this column represent: (i) contributions to the CESOP for Messrs. Muhlhauser and Peri, (see Celestica Employee Share Ownership Plan), (ii) for Mr. Muhlhauser, tax equalization and tax gross-up payments of $97,692, housing expenses while in Canada and travel expenses between Toronto and New Jersey, and (iii) for Mr. Peri, expenses related to his foreign assignment and subsequent repatriation that include cost of living allowance, housing and moving expenses of $176,510 and tax equalization payments of $81,314.

(6)
The compensation of Messrs. Nicoletti and Peri and Ms. DelBianco is paid in Canadian dollars. Their compensation is reported in U.S. dollars using a currency exchange rate of C$1.00/$0.9381, being the average currency exchange rate for 2008.

(7)
Mr. Boucher was promoted to Executive Vice President on February 1, 2008. Prior to this date, he was a Senior Vice President. His target incentive for 2008 was 78.3% prorated at 60% for one month and 80% for 11 months.

        The following table provides details of each option grant outstanding and the aggregate number of unvested equity-based awards for each of the Named Executive Officers as of December 31, 2008.

Table 14: Outstanding Option-Based and Share-Based Awards(1)

Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options ($)	Number of Shares or Units that have not Vested (#)	Market Payout Value of Share Awards that have not Vested at Minimum ($)(2)	Market Payout Value of Share Awards that have not Vested at Target ($)(2)	Market Payout Value of Share Awards that have not Vested at Maximum ($)(2)
Craig H. Muhlhauser
Jun. 6, 2005	50,000			$13.00	Jun. 6, 2015	—	—	—	—	—
Jan. 31, 2006	74,244	*		$10.00	Jan. 31, 2016	—	63,000	—	$290,430	$580,860
Feb. 2, 2007	500,000			$6.05	Feb. 2, 2017	—	167,000	$258,160	$769,870	$1,281,580
Feb. 2, 2007	202,000	*		$6.05	Feb. 2, 2017	—	—	—	—	—
Feb. 5, 2008	450,000			$6.51	Feb. 5, 2018	—	592,500	$1,694,175	$2,731,425	$3,768,675
Feb. 3, 2009	694,444			$4.13	Feb. 3, 2019	—	833,333	$1,835,554	$3,441,665	$5,047,777
Paul Nicoletti
Jan. 1, 1999	5,600		C$	20.63	Jan. 1, 2009	—	—	—	—	—
Dec. 3, 2002	15,000		C$	29.11	Dec. 3, 2012	—	—	—	—	—
Jan. 31, 2004	13,333		C$	22.75	Jan. 31, 2014	—	—	—	—	—
May 11, 2004	3,333		C$	24.92	May 11, 2014	—	—	—	—	—
Dec. 9, 2004	13,600		C$	18.00	Dec. 9, 2014	—	—	—	—	—
Jan. 31, 2006	21,591		C$	11.43	Jan. 31, 2016	—	19,000	—	$87,590	$175,180
Feb. 2, 2007	37,880		C$	7.10	Feb. 2, 2017	—	48,610	$160,068	$224,092	$288,116
May 7, 2007	—			—	—	—	10,700	$49,327	$49,327	$49,327
Jul. 31, 2007	91,500		C$	6.27	Jul. 31, 2017	—	15,000	$69,150	$69,150	$69,150
Feb. 5, 2008	150,000		C$	6.51	Feb. 5, 2018	—	197,500	$564,725	$910,475	$1,256,225
Feb. 3, 2009	250,000		C$	5.13	Feb. 3, 2019	—	300,000	$660,800	$1,239,000	$1,817,200
John Peri
Jan. 1, 1999	9,000		C$	20.63	Jan. 1, 2009	—	—	—	—	—
Dec. 3, 2002	25,000		C$	29.11	Dec. 3, 2012	—	—	—	—	—
Jan. 31, 2004	16,667		C$	22.75	Jan. 31, 2014	—	—	—	—	—
Dec. 9, 2004	11,300		C$	18.00	Dec. 9, 2014	—	—	—	—	—
Jan. 31, 2006	20,455		C$	11.43	Jan. 31, 2016	—	18,000	—	$82,980	$165,960
Feb. 2, 2007	40,404		C$	7.10	Feb. 2, 2017	—	—	—	—	—
Feb. 2, 2007	80,808	*	C$	7.10	Feb. 2, 2017	—	44,444	—	$204,887	$409,774
Feb. 5, 2008	130,000		C$	6.51	Feb. 5, 2018	—	171,167	$489,430	$789,080	$1,088,730
Feb. 3, 2009	208,333		C$	5.13	Feb. 3, 2019	—	250,000	$550,665	$1,032,500	$1,514,335

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options ($)	Number of Shares or Units that have not Vested (#)	Market Payout Value of Share Awards that have not Vested at Minimum ($)(2)	Market Payout Value of Share Awards that have not Vested at Target ($)(2)	Market Payout Value of Share Awards that have not Vested at Maximum ($)(2)
Elizabeth L. DelBianco
Jan. 1, 1999	9,000	C$	20.63	Jan. 1, 2009	—	—	—	—	—
Dec. 3, 2002	12,000	C$	29.11	Dec. 3, 2012	—	—	—	—	—
Dec. 18, 2002	3,000	C$	23.29	Dec. 18, 2012	—	—	—	—	—
Apr. 18, 2003	8,000	C$	15.35	Apr. 18, 2013	—	—	—	—	—
Jan. 31, 2004	16,667	C$	22.75	Jan. 31, 2014	—	—	—	—	—
Dec. 9, 2004	11,300	C$	18.00	Dec. 9, 2014	—	—	—	—	—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	—	19,000	—	$87,590	$175,180
Feb. 2, 2007	36,364	C$	7.10	Feb. 2, 2017	—	46,666	$153,665	$215,130	$276,595
Feb. 5, 2008	120,000	C$	6.51	Feb. 5, 2018	—	158,000	$451,780	$728,380	$1,004,980
Feb. 3, 2009	208,333	C$	5.13	Feb. 3, 2019	—	250,000	$550,665	$1,032,500	$1,514,335
John J. Boucher
Jan. 1, 1999	1,406		$12.80	Jan. 1, 2009	—	—	—	—	—
Jan. 20, 1999	1,050		$10.67	Jan. 20, 2009	—	—	—	—	—
Oct. 13, 2000	3,750		$21.83	Oct. 13, 2010	—	—	—	—	—
May 22, 2001	6,000		$19.81	May 22, 2011	—	—	—	—	—
Oct. 31, 2001	3,750		$10.40	Oct. 31, 2011	—	—	—	—	—
May 10, 2002	28,125		$13.52	May 10, 2012	—	—	—	—	—
Feb. 11, 2003	5,625		$12.99	Feb. 11, 2013	—	—	—	—	—
Mar. 15, 2004	20,000		$17.10	Mar. 15, 2014	—	—	—	—	—
Mar. 15, 2004	6,667		$17.10	Mar. 15, 2014	—	—	—	—	—
Dec. 9, 2004	25,000		$14.86	Dec. 9, 2014	—	—	—	—	—
Jan. 31, 2006	20,455		$10.00	Jan. 31, 2016	—	18,000	—	$82,980	$165,960
Feb. 2, 2007	30,304		$6.05	Feb. 2, 2017	—	38,888	$102,443	$179,274	$256,104
Feb. 5, 2008	110,000		$6.51	Feb. 5, 2018	—	144,800	$413,978	$667,528	$921,078
Feb. 3, 2009	208,333		$4.13	Feb. 3, 2019	—	250,000	$550,665	$1,032,500	$1,514,335

*
Denotes Performance Contingent Options (PCOs) which are not fully vested and are included at 100% of target level performance. PCOs have not been issued since February 2007 and the Company does not contemplate issuing further PCOs.

(1)
Includes options and share-based awards granted on February 3, 2009 in respect of 2008 performance. See Compensation Discussion and Analysis — Equity-Based Incentives for a discussion of the equity grants.

(2)
Market payout values at minimum vesting include the value of RSUs only as the minimum payout value of PSUs would be 0% of target. Market payout values at target vesting is determined using 100% of PSUs vesting and market payout values at maximum vesting is determined using 200% of PSUs vesting. Market payout values are determined using a share price of $4.61, which was the closing price of the subordinate voting shares on the NYSE on December 31, 2008, except for the share-based awards granted on February 3, 2009 in respect of 2008 performance for which the market payout values are determined using a share price of $4.13, which was the closing price of the subordinate voting shares on the NYSE on February 2, 2009, the day before the grants.

        The following table provides details of the value of option-based and share-based awards that vested during 2008 and the value of annual incentive awards paid for 2008 performance for each Named Executive Officer.

Table 15: Incentive Plan Awards — Value Vested or Earned in 2008

Name	Option-Based Awards — Value Vested During the Year(1) ($)	Share-Based Awards — Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3) ($)
Craig H. Muhlhauser	$57,500	$1,010,160	$2,000,000
Paul Nicoletti	$39,269	$103,565	$818,056
John Peri	—	$95,298	$806,364
Elizabeth L. DelBianco	—	$99,449	$709,042
John J. Boucher	$3,485	$108,449	$673,667

(1)
None of the options that vested in 2008 was exercised by the NEOs. Values shown are as of the vesting date. Options for Messrs. Muhlhauser and Boucher vested on February 2, 2008 with an exercise price of $6.05. The share price for the Company's subordinate voting shares on the NYSE was $6.51 on that date. Options for Mr. Nicoletti vested on July 31, 2008 with an exercise price of C$6.27. The price for the Company's subordinate voting shares on the TSX was C$8.10 on that date. None of these options are now in-the-money.

(2)
Share-based awards were released as follows: (i) RSUs were released to Mr. Muhlhauser on June 1, 2008 at a price of $8.78 and to all NEOs, including Mr. Muhlhauser, on December 1, 2008 at a price of $4.72 on the NYSE for Messrs. Boucher and Muhlhauser and C$5.90 on the TSX for Messrs. Nicoletti and Peri and Ms. DelBianco, and (ii) PSUs were released to all NEOs, except Mr. Muhlhauser, on January 31, 2008 at a price of $5.63 on the NYSE for Mr. Boucher and C$5.85 on the TSX for Messers. Nicoletti and Peri and Ms. DelBianco.

(3)
Includes payments under the CTI Plan made in February 2009 in respect of 2008 performance. Please see Compensation Decisions — Celestica Team Incentive Plan (CTI).

Pension Plans

        The following table provides details of the amount of the Celestica contributions to the pension plans and the accumulated value as of December 31, 2008 for each Named Executive Officer.

Table 16: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory(1) ($)	Accumulated Value at Year End ($)
Craig H. Muhlhauser	$61,788	$13,800	$(2,692)	$72,896
Paul Nicoletti	$211,569	$48,180	$(77,511)	$182,238
John Peri	$477,826	$41,959	$(132,563)	$387,222
Elizabeth L. DelBianco	$183,265	$33,906	$(44,267)	$172,904
John J. Boucher	$326,205	$10,278	$(129,357)	$207,126

(1)
Non-compensatory changes are shown as a loss as a result of the negative performance of the investment earnings during the year.

        Messrs. Muhlhauser and Boucher participate in the "US Plan". The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States). Under the US Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Company may make contributions for the benefit of eligible employees. The US Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third party fund managers. The Company contributes: (i) 3% of eligible compensation for Messrs. Muhlhauser and Boucher, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by each of them. The maximum contribution of the Company based on the Internal Revenue Code rules and the plan formula for 2008 is $13,800. There are no supplemental plans for U.S. employees.

        Messrs. Nicoletti and Peri and Ms. DelBianco participate in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Company's contributions are invested on their behalf within a range of investment options provided by third party fund managers. The Company's contributions to this plan on behalf of an NEO range from 3.6% to 6.75% of salary and paid annual incentive based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti and Peri and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that is also a defined contribution plan that is designed to provide benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits. Notional accounts are maintained for each participant in the Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

        The 2008 percentage contribution rates are outlined below in Table 17.

Table 17: Celestica Contributions to the Pension Plan

Name	Contribution %

Paul Nicoletti	6.25%

John Peri	6.30%

Elizabeth L. DelBianco	5.33%

Termination of Employment and Change in Control Arrangements with Named Executive Officers

        The Company has entered into employment agreements with certain of its NEOs in order to provide for certainty to the Company and such NEO with respect to such things as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event the employment of an NEO is terminated, and to provide a retention incentive in the event of a change in control scenario.

Messrs. Muhlhauser and Nicoletti and Ms. DelBianco

        The employment agreements of the above noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Company (defined in their agreements as the period commencing on the date the Company enters into a binding agreement for a change in control, announces an intention to effect a change in control or the board adopts a resolution that a change in control has occurred and ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period), they are terminated without cause or resign for reasons specified in their agreements. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Company, together with a portion of his expected annual incentive for the year prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to three times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination.

        In addition, the agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination.

        Upon a change in control or upon termination without cause during a change in control period or resignation for reasons specified in their agreements during a change in control period, (a) the options granted to each of them vest immediately, (b) the PCOs and PSUs granted to each of them vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise, or on such other more favorable terms as the Board of Directors in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for reasons specified in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Company, together with a portion of his expected annual incentive for the year prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to two times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of options, PCOs or PSUs and all unvested options, PCOs and PSUs are cancelled. All RSUs shall vest immediately on a pro rata basis based on the number of full years of employment completed between the date of grant and the termination of employment. In addition, the Company's obligations provide for a cash settlement to cover benefits and contributions to or continuation of their pension and retirement plans for a two-year period following termination. In the event of retirement, the number of RSUs and PSUs vest on a prorated basis based on the number of days between the date of grant and the date of retirement.

        The following tables summarize the payments to which Messrs. Muhlhauser and Nicoletti, and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2008 as a result of a change in control, retirement or termination without cause.

Table 18: Mr. Muhlhauser's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	—	$3,791,725	—	$3,791,725

Change in Control — Termination	$5,034,060	$3,791,725	$69,408	$8,895,193

Retirement	—	$1,921,890	—	$1,921,890

Termination without Cause	$3,796,996	$86,053	$47,586	$3,930,635

(1)
Cash portion includes actual CTI payment for 2008.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution. There are no incremental benefits resulting from resignation or termination with cause.

Table 19: Mr. Nicoletti's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	—	$1,541,348	—	$1,541,348

Change in Control — Termination	$3,169,966	$1,541,348	$204,399	$4,915,713

Retirement	—	$764,185	—	$764,185

Termination without Cause	$2,249,653	$106,749	$133,874	$2,490,276

(1)
Cash portion includes actual CTI payment for 2008.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

Table 20: Ms. DelBianco's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	—	$1,185,472	—	$1,185,472

Change in Control — Termination	$2,747,538	$1,185,472	$160,615	$4,093,625

Retirement	—	$622,781	—	$622,781

Termination without Cause	$1,949,865	$58,890	$104,686	$2,113,441

(1)
Cash portion includes actual CTI payment for 2008.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

Messrs. Peri and Boucher

        The terms of employment with the Company for Messrs. Peri and Boucher are governed by the Company's Executive Policy Guidelines (the "Executive Guidelines"). Upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control of the Company, Messrs. Peri and Boucher are entitled to a severance payment equal to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of his annual incentive for the year prorated to the date of termination.

        Under the Executive Guidelines, the pension and group benefits of Messrs. Peri and Boucher discontinue on the date of termination. In addition, upon a change in control or upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control (a) all options granted to Messrs. Peri and Boucher vest immediately, (b) the RSUs granted to them vest immediately, and (c) the PSUs granted to them vest immediately at target level of performance.

        Outside of the two-year period following a change in control, upon termination without cause, Messrs. Peri and Boucher are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that awards vest according to plan provisions with no accelerated vesting of options and PSUs. RSUs vest immediately on a pro-rata basis based on the full number of years of employment completed between the date of grant and the date of termination. In the event of retirement, the number of RSUs and PSUs vest on a prorated basis based on the number of days between the grant date and the date of retirement.

        The following tables summarize the payments to which Messrs. Peri and Boucher would have been entitled upon a change of control, or if their employment had been terminated on December 31, 2008 as a result of a change in control, retirement or termination without cause.

Table 21: Mr. Peri's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits	Total

Change in Control — No Termination	—	$1,238,182	—	$1,238,182

Change in Control — Termination	$1,534,523	$1,238,182	—	$2,772,705

Retirement	—	$620,195	—	$620,195

Termination without Cause	$1,534,523	—	—	$1,534,523

(1)
Cash portion includes actual CTI payment for 2008.

Table 22: Mr. Boucher's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits	Total

Change in Control — No Termination	—	$929,782	—	$929,782

Change in Control — Termination	$1,295,698	$929,782	—	$2,225,480

Retirement	—	$488,833	—	$488,833

Termination without Cause	$1,295,698	$34,148	—	$1,329,846

(1)
Cash portion includes actual CTI payment for 2008.

Securities Authorized for Issuance Under Equity Compensation Plans

Table 23: Equity Compensation Plans as at December 31, 2008

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	213,735	$15.46	0

	LTIP (Options)	8,930,465	$11.88/C$15.88	18,781,037

	LTIP (RSUs)	62,500	N/A	1,016,940

	Total(2):	9,206,700	$12.23/C$15.88	19,797,977

Equity Compensation Plans Not Approved by Securityholders		7,644,577	N/A	N/A

	Total:	16,851,277	N/A	19,797,977

(1)
Excluding securities that may be issued upon exercise of outstanding options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 4.02% of the total number of outstanding shares (MSL — 0.09%; LTIP (Options) — 3.90%; and LTIP (RSUs) — 0.03%).

        The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Company since the company was listed on the TSX. Under the LTIP, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights (SARs) to employees and consultants, the eligible participants, of the Company and affiliated entities.

        Under the LTIP, up to 29,000,000 subordinate voting shares may be issued from treasury. The number of subordinate voting shares which may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, no more option grants under the LTIP will be made to directors. Under the LTIP, as of February 23, 2009, 2,209,058 subordinate voting shares have been issued from treasury and 10,931,090 subordinate voting shares are issuable under outstanding options. Also as of February 23, 2009, 26,790,942 subordinate voting shares are reserved for issuance from treasury under the LTIP. In addition, the Company may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market.

        The LTIP limits the number of subordinate voting shares that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or options for services granted by the Company, in each case to 10% of the aggregate issued and outstanding subordinate voting shares and MVS of the Company. The LTIP also limits the number of subordinate voting shares which may be reserved for issuance to any one participant pursuant to options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or options for services granted by the Company, to 5% of the aggregate issued and outstanding subordinate voting shares and MVS of the Company. The number of grants awarded under the LTIP in any given year cannot exceed 1.2% of the total number of subordinating voting shares.

        Options issued under the LTIP may be exercised during a period determined under the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, options will terminate within specified time periods following the termination of employment of an eligible participant with the Company or affiliated entities. The exercise price for options issued under the LTIP is the closing price for Celestica subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that the Company may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase subordinate voting shares upon the exercise of options or to assist the participants to pay any income tax exigible upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. The Company has no such loans or guarantees outstanding.

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the subordinate voting shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the weighted average price for Celestica subordinate voting shares on the TSX during the period five trading days preceding the exercise date. Such amounts may also be payable by the issuance of subordinate voting shares. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

        Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of subordinate voting shares which may be issued from the treasury of the Company under the performance unit program is limited to 2,000,000 and the number of subordinate voting shares which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and MVS of the Company.

        The interests of any participant under the LTIP or in any option, SAR or performance unit are not transferable, subject to limited exceptions.

        The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of subordinate voting shares that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding option (including cancelling and, in conjunction therewith, regranting an option at a reduced exercise price);

  (c)
  extending the term of any outstanding option of stock appreciation right;

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

  (h)
  increasing or deleting the percentage limit on subordinate voting shares reserved for issuance to any one person under the LTIP (being 5% of the Company's total issued and outstanding subordinate voting shares);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.

        The Board of Directors, without shareholder approval, may approve amendments, other than those specified above as requiring approval of the shareholders, to the LTIP or the entitlements granted under it including, without limitation:

  (a)
  housekeeping changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for an option as long as the change does not permit the Company to grant an option with a termination date of more than 10 years from the date of grant or extend an outstanding option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements other than those specified above as requiring approval of the shareholders.

        The Celestica Share Unit Plan (CSUP) provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Company may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the subordinate voting shares that may be issued under the terms of the CSUP. The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee and approved by the Board of Directors.

C.    Board Practices

        Members of the Board of Directors are elected until the next annual meeting or until their successors are elected or appointed.

        Except for the right to receive deferred compensation no director is entitled to benefits from Celestica when they cease to serve as a director. See Item 6(B) "Compensation."

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

  Audit Committee

        The Audit Committee consists of Mr. Crandall, Mr. Etherington and Mr. Tapscott, all of whom are independent directors and all of whom are financially literate. Mr. Crandall and Mr. Etherington have each served as a chief financial officer of a large U.S. and/or Canadian organization. Mr. Tapscott is the Chairman of a strategic consulting firm and has held other executive officer positions with Canadian companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it may consider appropriate. The Audit Committee annually reviews and approves the mandate and plan of the internal audit department. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

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

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love and Mr. Tapscott, all of whom are independent directors. The Nominating and Corporate Governance Committee recommends to the Board of Directors the criteria for selecting candidates for nomination to the Board of Directors and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board of Directors relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the CEO relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.    Employees

        Celestica has over 38,000 permanent and temporary (contract) employees worldwide as at December 31, 2008. The following table sets forth information concerning our employees by geographic location:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2006	12,000	5,000	25,000
December 31, 2007	10,000	6,000	26,000
December 31, 2008	12,000	4,000	22,000

        As at December 31, 2008, approximately 9,000 temporary (contract) employees were engaged by Celestica worldwide. During 2008, approximately 1,300 employees were terminated as a result of restructuring actions. See note 10 to the Consolidated Financial Statements in Item 18 for further information on the restructurings.

        The number of employees in the Americas at December 31, 2008 has increased from the prior year, primarily in Mexico to support new business. The number of employees in Europe and Asia at December 31, 2008 has decreased primarily in response to lower volumes in these regions.

        Certain information concerning employees is set forth in Item 4, "Information on the Company — Business Overview — Human Resources."

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 23, 2009 by each director who holds shares and each of the Named Executive Officers and all directors and senior management of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(3)	150,000 SVS	*	*	*
William A. Etherington(4)	45,000 SVS	*	*	*
Richard S. Love(5)	40,000 SVS	*	*	*
Eamon J. Ryan	0 SVS	*	*	*
Gerald W. Schwartz(6)(7)	29,637,316 MVS	100.0%	12.9%	78.8%
	2,184,975 SVS	1.1%	1.0%	*
Don Tapscott(8)	75,700 SVS	*	*	*
Craig H. Muhlhauser	1,022,002 SVS	*	*	*
Paul Nicoletti	195,294 SVS	*	*	*
John Peri	318,969 SVS	*	*	*
Elizabeth L. DelBianco	148,374 SVS	*	*	*
John J. Boucher	187,459 SVS	*	*	*
All directors and senior management as a group (18 persons, including above)(9)	29,637,316 MVS 4,923,369 SVS	100.0% 2.5%	12.9% 2.1%	78.8% *
Total percentage of all equity shares and total percentage of voting power			15.1%	79.3%

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

(3)
Includes 80,000 subordinate voting shares subject to exercisable options.

(4)
Includes 35,000 subordinate voting shares subject to exercisable options.

(5)
Includes 35,000 subordinate voting shares subject to exercisable options.

(6)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(7)
Includes 188,744 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 1,077,500 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex and 1,382,403 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans. Mr. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(8)
Includes 70,000 subordinate voting shares subject to exercisable options.

(9)
Includes 2,080,161 subordinate voting shares subject to exercisable options.

        MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 23, 2009, approximately 1,500 persons held options to acquire an aggregate of approximately 11,100,000 subordinate voting shares. Most of these options were issued pursuant to our Long-Term Incentive

Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to options outstanding as at February 23, 2009.

Beneficial Holders	Number of subordinate voting shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (12 persons in total)	3,750	$21.83	October 13, 2000	October 13, 2010
	9,750	$10.40-$19.81	During 2001	May 22, 2011-October 31, 2011
	38,375	$13.52-C$23.29	During 2002	May 10, 2012-December 18, 2012
	117,000	$18.66/C$29.11	December 3, 2002	December 3, 2012
	13,625	$12.99-C$15.35	During 2003	February 11, 2013-April 18, 2013
	112,167	$17.15/C$22.75	January 31, 2004	January 31, 2014
	38,333	$17.10-C$24.92	During 2004	March 15, 2014-June 8, 2014
	121,000	$14.86/C$18.00	December 9, 2004	December 9, 2014
	65,000	$13.00-C$16.20	During 2005	June 6, 2015-July 5, 2015
	306,444	$10.00/C$11.43	January 31, 2006	January 31, 2016
	1,316,624	$6.05/C$7.10	February 2, 2007	February 2, 2017
	141,500	$5.88/C$6.27	July 31, 2007	July 31, 2017
	1,210,000	$6.51/C$6.51	February 5, 2008	February 5, 2018
	143,679	$5.26-C$8.06	During 2008	September 5, 2018-November 5, 2018
	2,291,664	$4.13/C$5.13	February 3, 2009	February 3, 2019
Directors who are not Senior Management	50,000	$23.41/C$34.50	July 7, 1999	July 7, 2009
	50,000	$48.69/C$72.60	July 7, 2000	July 7, 2010
	50,000	$44.23/C$66.78	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	22,500	$10.62	April 18, 2003	April 18, 2013
	22,500	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than MSL) (approximately 1,400 persons in total)	40,500	$19.66-$23.88	During 1999	May 4, 2009-September 21, 2009
	82,200	$39.03/C$57.85	December 7, 1999	December 7, 2009
	10,300	$48.69-$63.44	During 2000	July 7, 2010-August 1, 2010
	54,710	$56.19/C$86.50	December 5, 2000	December 5, 2010
	13,400	$24.91-$44.23	During 2001	April 9, 2011-July 7, 2011
	102,490	$41.89/C$66.06	December 4, 2001	December 4, 2011
	60,800	$13.10-C$39.57	During 2002	May 8, 2012-December 10, 2012
	750,000	$18.66/C$29.11	December 3, 2002	December 3, 2012
	100,000	$10.62-$19.90	During 2003	January 31, 2013-December 10, 2013
	861,180	$17.15/C$22.75	January 31, 2004	January 31, 2014
	118,675	$13.28-C$22.89	During 2004	January 19, 2014-November 5, 2014
	230,204	$14.86/C$18.00	December 9, 2004	December 9, 2014
	60,920	$9.71-C$16.90	During 2005	January 5, 2015-December 5, 2015
	359,678	$10.00/C$11.43	January 31, 2006	January 31, 2016
	53,168	$9.23-C$12.54	During 2006	February 6, 2016-December 5, 2016
	666,624	$6.05/C$7.10	February 2, 2007	February 2, 2017
	239,883	$5.47-C$7.76	During 2007	February 26, 2017-December 7, 2017
	748,500	$6.51/C$6.51	February 5, 2008	February 5, 2018
	231,197	$4.90-C$9.38	During 2008	March 5, 2018-December 5, 2018
	45,000	$4.04/C$4.93	February 5, 2009	February 5, 2019
MSL Employees(1)	161,267	$9.73-$58.00	From 1999 to 2003	April 1, 2009-September 8, 2013

(1)
Represents options outstanding under certain stock option plans that were assumed by Celestica on March 12, 2004.

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 23, 2009 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS." MVS and SVS have different voting rights. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	29,637,316 MVS	100.0%	12.9%	78.8%
		1,996,231 SVS	1.0%	*	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	29,637,316 MVS	100.0%	12.9%	78.8%
		2,184,975 SVS	1.1%	1.0%	*
MacKenzie Financial Corporation(5)(6)	Indirect	31,678,931 SVS	15.9%	13.8%	3.4%
Letko, Brosseau & Ass. Inc.(7)(8)	Indirect	13,754,240 SVS	6.9%	6.0%	1.5%
Barclays Global Investors(9)(10)	Indirect	12,975,227 SVS	6.5%	5.7%	1.4%
Total percentage of all equity shares and total percentage of voting power				39.4%	85.2%

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

(2)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 11,635,958 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,382,403 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, and 160,492 subordinate voting shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

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

(5)
The address of this shareholder is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1.

(6)
This information reflects share ownership as of December 31, 2008 and is taken from Schedule 13G filed by MacKenzie Financial Corporation with the SEC on January 20, 2009.

(7)
The address of this shareholder is: 1800 McGill College Avenue, Suite 2510, Montreal, Quebec, Canada H3A 3J6.

(8)
This information reflects share ownership as of December 31, 2008 and is taken from Schedule13G filed by Letko, Brosseau & Ass. Inc. with the SEC on February 13, 2009.

(9)
The address of this shareholder is: 161 Bay Street, Suite 2500, Toronto, Ontario, Canada M5J 2S1.

(10)
This information reflects share ownership as of December 31, 2008 and is taken from the Schedule 13G filed by Barclays Global Investors with the SEC on February 5, 2009.

        Onex's ownership percentages have not changed significantly during the past few years. MacKenzie Financial Corporation and Letko, Brosseau & Ass. Inc. were major shareholders in 2007 and 2008. Phillips, Hager & North Investment Management Ltd., Tetrem Capital Management Ltd. and Brandes Investment Partners, LP reduced their ownership percentages of SVS below 5% for 2008. Barclays Global Investors became a holder of 5% or more of the SVS during 2008.

Holders

        On February 23, 2009, there were approximately 2,000 holders of record of subordinate voting shares, of which 506 holders, holding approximately 52% of the outstanding subordinate voting shares, were resident in the United States and 460 holders, holding approximately 48% of the outstanding subordinate voting shares, were resident in Canada.

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

        Certain information concerning other related party transactions is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Result of Operations — Liquidity and Capital Resources — Related Party Transactions."

Indebtedness of Directors and Senior Officers

        As at February 23, 2009, no executive officer or member of the Board of Directors of Celestica was indebted to Celestica in connection with the purchase of subordinate voting shares or in connection with any other transaction.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements."

Litigation

        We are party to litigation from time to time. We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, prospects or financial condition of Celestica. We are a party to certain securities class action lawsuits commenced against Celestica that contain claims against the Company and other persons. These lawsuits allege, among other things, that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations." We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

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

  The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2004	$21.15	$12.25	334,246,600
Year ended December 31, 2005	14.65	9.26	221,567,700
Year ended December 31, 2006	12.02	7.68	189,612,500
Year ended December 31, 2007	8.01	5.32	327,398,900
Year ended December 31, 2008	9.74	3.27	424,530,000

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2004	C$	27.84	C$	15.47	266,103,490
Year ended December 31, 2005		14.66		9.29	183,773,547
Year ended December 31, 2006		13.93		8.90	183,891,193
Year ended December 31, 2007		9.48		5.68	300,052,192
Year ended December 31, 2008		9.68		4.31	276,670,000

  The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2007
First quarter	$8.01	$5.93	102,440,993
Second quarter	7.09	6.25	72,485,248
Third quarter	6.43	5.32	79,135,203
Fourth quarter	7.22	5.56	73,337,456
Year ended December 31, 2008
First quarter	$6.86	$4.92	107,030,000
Second quarter	9.74	6.46	137,190,000
Third quarter	8.64	6.44	94,330,000
Fourth quarter	6.14	3.27	85,980,000

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2007
First quarter	C$	9.48	C$	6.90	100,748,656
Second quarter		7.87		6.72	58,908,400
Third quarter		6.85		5.72	57,432,064
Fourth quarter		6.95		5.68	82,963,072
Year ended December 31, 2008
First quarter	C$	6.96	C$	4.91	65,310,000
Second quarter		9.68		6.65	81,230,000
Third quarter		9.14		6.51	54,130,000
Fourth quarter		6.95		4.31	76,000,000

  The high and low market prices for each month for the most recent six months based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
August 2008	$8.63	$7.65	19,654,327
September 2008	8.29	6.44	39,229,775
October 2008	6.14	3.66	46,247,157
November 2008	5.26	3.27	19,519,974
December 2008	5.65	3.97	20,208,641
January 2009	4.90	4.30	18,634,254

	TSX
	High		Low		Volume
	(Price per SVS)
August 2008	C$	9.14	C$	8.07	13,927,012
September 2008		8.75		6.51	21,532,000
October 2008		6.69		4.68	27,138,721
November 2008		6.90		4.31	25,662,143
December 2008		6.95		4.76	23,196,449
January 2009		5.98		5.29	12,505,654

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

        This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to January 27, 2009, and Celestica's understanding of the current published administrative practices of the Canada Revenue Agency.

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

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian Tax Act) (other than treaty-protected property, as defined in the Canadian Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a designated stock exchange for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. Provided that they are listed on a designated stock exchange for purposes of the Canadian Tax Act (which includes the TSX and NYSE), subordinate voting shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to Celestica or the subordinate voting shares are otherwise deemed by the Canadian Tax Act to be taxable Canadian property. Even if the subordinate voting shares are taxable Canadian property to a U.S. Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

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

  Taxation of Dividends Paid on Subordinate Voting Shares

        Subject to the discussion of the passive foreign investment company (PFIC) rules below, in the event that we pay a dividend, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on subordinate voting shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Company's current or accumulated earnings and profits will be foreign source "passive category income" for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the subordinate voting shares and, to the extent in excess of such basis, will be treated as capital gain.

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

        Subject to possible future changes in U.S. tax law, individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2011 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

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

  Tax Consequences if We Are a Passive Foreign Investment Company

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, if, in general, either (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were a PFIC and a United States Holder did not make an election to treat the company as a "qualified electing fund" and did not make a mark-to-market election, each as described below, then:

  •
  excess distributions by Celestica to a United States Holder would be taxed in a special way. "Excess distributions" are amounts received by a United States Holder with respect to subordinate voting shares in any taxable year that exceed 125% of the average distributions received by the United States Holder from the company in the shorter of either the three previous years or his or her holding period for his or her shares before the present taxable year. Excess distributions must be allocated ratably to each day that a United States Holder has held subordinate voting shares. A United States Holder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A United States Holder must pay tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax;

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

        Although we are engaged in an active business, we may have been a PFIC in 2008. The tests in determining PFIC status include the determination of the value of all assets of the Company which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, based on our current business plan, we may be a PFIC in 2009 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC, if we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

  Tax Consequences for Non-United States Holders of Subordinate Voting Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a non-United States Holder of subordinate voting shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, subordinate voting shares unless:

  •
  the item is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States and, generally, in the case of a resident of a country that has an income treaty with the United States, such item is attributable to a permanent establishment in the United States;

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

        IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT REGULATIONS, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS DOCUMENT; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below provides information about our foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2008, these contracts had a fair value net unrealized loss of U.S.$38.9 million.

	Expected Maturity Date
	2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
Contract amount in millions
Receive C$/Pay U.S.$
Contract amount	$213.6	$16.7	$—	$—	$—	$—	$230.3	$(22.0)
Average exchange rate	$0.92	$0.82
Receive Mexican Peso/Pay U.S.$
Contract amount	$88.6	—	—	—	—	—	$88.6	$(9.2)
Average exchange rate	$0.08
Receive Thai Baht/Pay U.S.$
Contract amount	$77.7	—	—	—	—	—	$77.7	$(2.6)
Average exchange rate	$0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$60.6	—	—	—	—	—	$60.6	$(2.7)
Average exchange rate	$0.30
Receive British Pound Sterling/Pay U.S.$
Contract amount	$48.1	—	—	—	—	—	$48.1	1.7
Average exchange rate	$1.49
Receive Singapore $/Pay U.S.$
Contract amount	$31.0	—	—	—	—	—	$31.0	$(0.7)
Average exchange rate	$0.71
Receive Czech Koruna/Pay U.S.$
Contract amount	$26.7	—	—	—	—	—	$26.7	$(3.8)
Average exchange rate	$0.06
Receive U.S.$/Pay Euro
Contract amount	$19.4	—	—	—	—	—	$19.4	0.4
Average exchange rate	1.45
Receive Brazilian Real/Pay U.S.$
Contract amount	$4.7	—	—	—	—	—	$4.7	—
Average exchange rate	$0.41

Total	$570.4	$16.7	$—	$—	$—	$—	$587.1	$(38.9)

Interest Rate Risk

        Our debt includes capital lease commitments amounting to $1.0 million. These capital lease commitments are not sensitive to changes in interest rates.

        In June 2004, we issued our 2011 Notes with an aggregate principal amount of $500.0 million due 2011, with a fixed interest rate of 7.875%. In connection with the notes offering, we entered into interest rate swap agreements which hedge the fair value of the 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million. The agreements are effective as of June 2004 and mature July 2011. The average interest rate on the 2011 Notes for 2008 was 6.5% (2007 — 8.3%; and 2006 — 8.2%), after reflecting the interest rate swap. As a result of entering into the interest rate swap agreements, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by approximately $5.0 million annually. We designated the interest rate swap agreements as fair value hedges. At December 31, 2008, we recognized $17.3 million in other long-term assets to reflect the fair value of the interest rate swap agreements.

We terminated the interest rate swaps in February 2009. See note 22 to the Consolidated Financial Statements in Item 18.

        At December 31, 2008, the approximate fair value of our 7 7/8% Senior Subordinated Notes and 7 5/8% Senior Subordinated Notes were 93% and 83% of their face values on December 31, 2008, respectively, based on quoted market rates or prices. See note 22 to the Consolidated Financial Statements in Item 18.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

Part II

Item 1. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 2. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 3. Controls and Procedures

        Information concerning our controls and procedures is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Controls and Procedures."

        The attestation report from our auditors KPMG LLP is set forth on page F-2 of our financial statements.

Item 4. [Reserved.]

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

        The Finance Code of Professional Conduct and the Business Conduct Governance policy can be accessed electronically at http://www.celestica.com. Celestica will provide a copy of such policies free of charge to any person who so requests. Requests should be directed to clsir@celestica.com, by mail to Celestica Investor Relations, 12 Concorde Place, 5th Floor, Toronto, Ontario, M3C 3R8, or by telephone at 416-448-2211.

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

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2007 or 2008. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $4.2 million in 2008 and $3.9 million in 2007 for audit services.

Audit-Related Fees

        KPMG billed $0.1 million in 2008 and $0.2 million in 2007 for audit-related services.

Tax Fees

        KPMG billed $0.6 million in 2008 and 2007 for tax compliance, tax advice and tax planning services.

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

Item 16G. Corporate Governance

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

        We submitted a certificate of Craig H. Muhlhauser, our CEO, to the NYSE in 2008 certifying that he was not aware of any violation by Celestica of its corporate governance listing standards.

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

Part III

Item 1. Financial Statements

        Not applicable.

Item 2. Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 3. Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Bylaw No. 1	20-F	001-14832	May 22, 2001	1.8
1.11	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.12	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.13	Bylaw No. 4	20-F	001-14832	May 19, 2004	1.13
1.14	Bylaw No. A	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11
2.4	First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 17, 2004	4.21
2.5	Second Supplemental Indenture, dated as of December 30, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	20-F	0001-14832	March 21, 2005	2.7

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
2.6	Third Supplemental Indenture, dated as of June 23, 2005, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 20, 2005	4.22
2.7	Fourth Amended and Restated Revolving Term Credit Agreement, April 12, 2007, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders	20-F	0001-14832	March 25, 2008	2.7
4.	Certain Contracts:
4.1	Amended and Restated Management Services Agreement, dated as of July 1, 2003, among Celestica Inc., Celestica North America Inc. and Onex Corporation	F-4	333-110362	November 10, 2003	10.1
4.2	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser	20-F	0001-14832	March 25, 2008	4.4
4.3	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Paul Nicoletti	20-F	0001-14832	March 25, 2008	4.5
4.4	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	0001-14832	March 25, 2008	4.6
4.5	Executive Employment Agreement, dated as of July 22, 2004, between Celestica Inc., Celestica International Inc. and Peter J. Bar	20-F	001-14832	March 21, 2005	4.9
4.6	Amended and Restated Celestica Inc. — Long-Term Incentive Plan	20-F	001-14832	March 22, 2001	3.17-1
4.7	Canadian Share Unit Plan	20-F	001-14832	March 21, 2005	4.16
4.8	Manufacturers' Services Limited 2000 Equity Incentive Plan, as amended					X
8.1	Subsidiaries of Registrant					X
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)*					X
15.1	Celestica Audit Committee Mandate	20-F	001-14832	March 21, 2006	15.1
15.2	Consent of KPMG LLP, Chartered Accountants					X

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
Date: March 24, 2009

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

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

February 11, 2009

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited Celestica Inc.'s (the "Company") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's report on internal control over financial reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have conducted our audits on the consolidated financial statements, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 11, 2009 (February 26, 2009 as to note 22) expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada February 11, 2009	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. (the "Company") as of December 31, 2007 and 2008 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Toronto, Canada February 11, 2009 (February 26, 2009 as to note 22)	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

 CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31
	2007	2008
Assets
Current assets:
Cash and cash equivalents (note 19)	$1,116.7	$1,201.0
Accounts receivable (note 2(e))	941.2	1,074.0
Inventories (notes 2(f) and (s))	791.9	787.4
Prepaid and other assets (note 14(1))	126.2	87.1
Income taxes recoverable	19.8	14.1
Deferred income taxes (note 11)	3.8	8.2

	2,999.6	3,171.8
Property, plant and equipment (note 4)	466.0	467.5
Goodwill (note 5)	850.5	—
Intangible assets (note 5)	35.2	20.1
Other long-term assets (note 6)	119.2	126.8

	$4,470.5	$3,786.2

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,029.8	$1,090.6
Accrued liabilities (notes 10(a), 14(1), 20(d) and (g))	402.6	463.1
Income taxes payable	14.0	13.5
Deferred income taxes (note 11)	—	0.2
Current portion of long-term debt (note 7)	0.2	1.0

	1,446.6	1,568.4
Long-term debt (note 7)	758.3	732.1
Accrued pension and post-employment benefits (notes 13 and 20(c))	70.4	63.2
Deferred income taxes (note 11)	63.3	47.2
Other long-term liabilities	13.7	9.8

	2,352.3	2,420.7
Shareholders' equity:
Capital stock (note 8(b))	3,585.2	3,588.5
Warrants (note 8(b) and (c))	3.1	—
Contributed surplus	190.3	204.4
Deficit	(1,716.3)	(2,436.8)
Accumulated other comprehensive income (note 9)	55.9	9.4

	2,118.2	1,365.5

	$4,470.5	$3,786.2

Commitments, contingencies and guarantees (note 16).
Canadian and United States accounting policy differences (note 20).
Subsequent event (note 22).

See accompanying notes to consolidated financial statements.

 CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2006	2007	2008
Revenue	$8,811.7	$8,070.4	$7,678.2
Cost of sales	8,359.9	7,648.0	7,147.1

Gross profit	451.8	422.4	531.1
Selling, general and administrative expenses (SG&A) (notes 2(n) and (o))	285.6	295.1	303.8
Amortization of intangible assets (note 5)	27.0	21.3	15.1
Integration costs related to acquisitions (note 3)	0.9	0.1	—
Other charges (note 10)	211.8	47.6	885.2
Interest on long-term debt (note 7)	67.1	66.4	57.8
Interest income, net of interest expense	(4.5)	(15.2)	(15.3)

Earnings (loss) before income taxes	(136.1)	7.1	(715.5)
Income taxes expense (recovery) (note 11):
Current	(40.7)	14.4	18.4
Deferred	55.2	6.4	(13.4)

	14.5	20.8	5.0

Net loss	$(150.6)	$(13.7)	$(720.5)

Basic loss per share	$(0.66)	$(0.06)	$(3.14)
Diluted loss per share	$(0.66)	$(0.06)	$(3.14)
Shares used in computing per share amounts (in millions):
Basic	227.2	228.9	229.3
Diluted	227.2	228.9	229.3
Net loss in accordance with U.S. GAAP (note 20)	$(149.3)	$(16.1)	$(725.8)
Basic loss per share, in accordance with U.S. GAAP (note 20)	$(0.66)	$(0.07)	$(3.17)
Diluted loss per share, in accordance with U.S. GAAP (note 20)	$(0.66)	$(0.07)	$(3.17)

See accompanying notes to consolidated financial statements.

 CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

	Year ended December 31
	2006	2007	2008
Net loss	$(150.6)	$(13.7)	$(720.5)
Other comprehensive income (loss), net of tax (note 9):
Foreign currency translation gain	7.1	8.7	11.5
Net gain (loss) on derivatives designated as cash flow hedges	—	37.5	(53.1)
Reclass net gain on derivatives designated as cash flow hedges to operations	—	(16.3)	(4.9)

Comprehensive income (loss)	$(143.5)	$16.2	$(767.0)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Capital Stock (note 8)	Warrants (note 8)	Contributed Surplus	Deficit
Balance — December 31, 2005	$3,562.3	$8.4	$169.9	$(1,545.6)
Shares issued	14.3	—	—	—
Stock-based compensation costs (note 8)	—	—	8.8	—
Other	—	—	0.6	—
Net loss for the year	—	—	—	(150.6)

Balance — December 31, 2006	3,576.6	8.4	179.3	(1,696.2)
Change in accounting policy (note 2(n))	—	—	—	(6.4)
Shares issued	8.6	—	—	—
Warrants cancelled	—	(5.3)	5.3	—
Stock-based compensation costs (note 8)	—	—	5.1	—
Other	—	—	0.6	—
Net loss for the year	—	—	—	(13.7)

Balance — December 31, 2007	3,585.2	3.1	190.3	(1,716.3)
Shares issued	3.3	—	—	—
Warrants cancelled	—	(3.1)	3.1	—
Stock-based compensation costs (note 8)	—	—	10.0	—
Other	—	—	1.0	—
Net loss for the year	—	—	—	(720.5)

Balance — December 31, 2008	$3,588.5	$—	$204.4	$(2,436.8)

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2006	2007	2008
Cash provided by (used in):
Operations:
Net loss	$(150.6)	$(13.7)	$(720.5)
Items not affecting cash:
Depreciation and amortization	134.2	130.8	109.2
Deferred income taxes (note 11)	55.2	6.4	(13.4)
Non-cash charge for option issuances (note 8(d))	5.1	7.0	6.6
Restructuring charges (note 10)	47.9	5.1	1.1
Other charges (note 10)	34.6	14.0	850.3
Other	1.9	18.0	16.6
Changes in non-cash working capital items:
Accounts receivable	(24.8)	32.0	(132.8)
Inventories	(172.0)	406.0	4.5
Prepaid and other assets	2.7	(6.8)	22.5
Income taxes recoverable	72.1	11.4	5.7
Accounts payable and accrued liabilities	108.0	(237.6)	58.9
Income taxes payable	(75.1)	(21.2)	(0.5)

Non-cash working capital changes	(89.1)	183.8	(41.7)

Cash provided by operations	39.2	351.4	208.2

Investing:
Acquisitions (note 3)	(19.1)	—	—
Purchase of property, plant and equipment	(189.1)	(63.7)	(88.8)
Proceeds, net of cash divested from sale of operations or assets	1.0	27.0	7.7
Other	(0.7)	(0.2)	0.3

Cash used in investing activities	(207.9)	(36.9)	(80.8)

Financing:
Repurchase of Senior Subordinated Notes (Notes) (note 7(d))	—	—	(30.4)
Repayment of long-term debt	(0.6)	(0.6)	(0.4)
Financing costs	—	(1.4)	(0.5)
Issuance of share capital	5.3	3.5	2.1
Other	(1.3)	(3.0)	(13.9)

Cash provided by (used in) financing activities	3.4	(1.5)	(43.1)

Increase (decrease) in cash	(165.3)	313.0	84.3
Cash and cash equivalents, beginning of year	969.0	803.7	1,116.7

Cash and cash equivalents, end of year	$803.7	$1,116.7	$1,201.0

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

(b)   Use of estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We applied significant estimates and assumptions to our valuations against accounts receivable, inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing goodwill and long-lived assets, and to valuing our financial instruments and pension costs. Actual results could differ materially from those estimates and assumptions, especially in light of the current economic environment and uncertainties.

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

(d)   Cash and cash equivalents:

        Cash and cash equivalents include cash on account and short-term investments with original maturities of less than three months. See note 19.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(e)   Allowance for doubtful accounts:

        We record an allowance for doubtful accounts against accounts receivable that management believes are impaired. We record specific allowances against customer receivables based on our knowledge of the financial condition of our customers. We also consider the aging of the receivables, customer and industry concentrations, the current business environment, and historical experience. See notes 14(c) and 18.

(f)    Inventories:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. Cost includes direct materials, labor and overhead. In determining the net realizable value, we consider factors such as shrinkage, the aging of and future demand for the inventory, contractual arrangements with customers, and our ability to redistribute inventory to other programs or return inventory to suppliers. See note 2(s)(1).

	2007	2008
Raw materials	$543.7	$533.1
Work in progress	92.5	106.4
Finished goods	155.7	147.9

	$791.9	$787.4

(g)   Property, plant and equipment:

        We carry property, plant and equipment at cost and depreciate these assets over their estimated useful lives or lease terms on a straight-line basis. The estimated useful lives for our principal asset categories are as follows:

Buildings	25 years
Building/leasehold improvements	Up to 25 years or term of lease
Office equipment	5 years
Machinery and equipment	3 to 7 years
Computer software (See note 2(t)(1))	1 to 10 years

        We expense maintenance and repair costs as incurred.

(h)   Goodwill:

        We are required to evaluate goodwill annually or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering events during the year, we conduct our goodwill assessment in the fourth quarter of the year to correspond with our planning cycle. We test impairment, using the two-step method, at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. We estimate the fair values of the reporting units using a combination of a market capitalization approach, a multiples approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, we may have an impairment of goodwill. We measure impairment by comparing the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. In the fourth quarter of each year, we perform our annual goodwill assessment and determined that there was no impairment for 2006 and 2007. In the fourth quarter of 2008, we recorded an impairment charge. See note 5(d). The process of determining fair values is subjective and requires management to exercise a significant amount of judgment in making assumptions about future results, including revenue and expense projections, and discount rates and market multiples, at the reporting unit level.

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

(j)    Impairment or disposal of long-lived assets:

        We review long-lived assets (comprised of property, plant and equipment and intangible assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that we may not recover the carrying amount. Absent any triggering events during the year, we conduct our long-lived assets assessment in the fourth quarter of the year to correspond with our planning cycle. We must classify assets as either held-for-use or available-for-sale. We recognize an impairment loss on an asset used when the carrying amount exceeds the projected undiscounted future net cash flows we expect from its use and disposal. We measure the loss as the amount by which the carrying amount exceeds its fair value, which we determine using discounted cash flows when quoted market prices are not available. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates, as well as the valuation and use of appraisals for property. For assets available-for-sale, we recognize an impairment loss when the carrying amount exceeds the fair value less costs to sell. We have recorded impairment charges in 2006, 2007 and 2008. See note 10(c).

(k)   Pension and non-pension post-employment benefits:

        We accrue our obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. Actual results could differ materially from the estimates originally made by management. Changes in these assumptions could impact future pension expense and pension funding. For the purpose of calculating the expected return on plan assets, we value assets at fair value. We amortize past service costs arising from plan amendments on a straight-line basis over the average remaining service period of employees active at the date of amendment. We amortize actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year, over the average remaining service period of active employees, except for plans where all, or almost all, of the employees are no longer active, in which we amortize over the average remaining life of the former employees. We measure plan assets and the accrued benefit obligations at December 31. The average amortization period of the pension plans is 29 years for 2007 and 27 years for 2008. The average remaining service period of active employees covered by the other post-employment benefits plans is 19 years for both 2007 and 2008. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains against unrecognized losses and record any excess gains when the curtailment occurs and all curtailment losses in the period in which it is probable that a curtailment will occur. We record pension assets as other long-term assets and pension liabilities as accrued pension and post-employment benefits.

(l)    Deferred financing costs:

        We record financing costs as a reduction to the cost of the related debt which we amortize to operations using the effective interest rate method.

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

        We record an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. We recognize a tax benefit related to tax uncertainties when it is probable based on our best estimate of the amount that will ultimately be realized. A change to these estimates could impact the income tax provision. We recognize accrued interest and penalties relating to tax uncertainties in current income tax expense.

(n)   Foreign currency translation and hedging:

Foreign currency translation:

        The majority of our subsidiaries are integrated operations and have a U.S. dollar functional currency. For such subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the year-end rate of exchange. We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. We record these exchange gains and losses in our statement of operations.

        We recorded the following foreign exchange gains and losses in SG&A:

	Year ended December 31
	2006	2007	2008
Foreign exchange loss (gain)	$(9.1)	$(2.9)	$16.4

        We translate the accounts of our self-sustaining foreign operations, for which the functional currency is not the U.S. dollar, into U.S. dollars using the current rate method. We translate assets and liabilities at the year-end rate of exchange, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these foreign operations in the foreign currency translation account included in other comprehensive income (loss).

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

        Effective January 1, 2007, we adopted the accounting standards for cash flow hedges and fair value hedges. See the financial instruments section below. Our risk management objectives and hedging activities are described in note 14.

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

Interest rate hedging:

        In connection with the issuance of our Senior Subordinated Notes due 2011 (2011 Notes) in June 2004, we entered into agreements to swap the fixed interest rate for a variable interest rate. We have formally documented the hedging relationship, as well as our risk management objectives and strategy for undertaking this hedge. We record the payments or receipts under the swap agreements as interest expense on long-term debt. See note 14.

Financial instruments:

        Effective January 1, 2007, we adopted CICA Handbook Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," Section 3861, "Financial instruments — disclosure and presentation," and Section 3865, "Hedges." We were not required to restate prior results.

        The accounting standards require that we recognize all financial assets and liabilities on our consolidated balance sheet at fair value, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which are carried at their amortized cost. In accordance with the accounting standards, we have recorded certain specific elements of our Notes at fair value while keeping the remaining amounts at cost or amortized cost. See notes 7 and 14 for further details.

        All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in our consolidated balance sheet. We continue to designate our hedges as either cash flow hedges or fair value hedges. In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent effective, are recorded in other comprehensive income (loss) (OCI) until the asset or liability being hedged is recognized in operations. Any cash flow hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is recognized in operations immediately. In a fair value hedge, changes in the fair value of hedging derivatives are offset in operations by the changes in the fair value relating to the hedged risk of the asset, liability or cash flows being hedged. Any fair value hedge ineffectiveness is recognized in operations immediately.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Derivatives may be embedded in financial instruments (the "host instrument"). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are similar to those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in operations. We have elected January 1, 2003 as our transition date for identifying contracts with embedded derivatives. We have prepayment options that are embedded in our Notes which meet the criteria for bifurcation. The impact of the prepayment options on our consolidated financial statements is described under the transitional adjustments below and in note 7(e).

        We are required to present a "consolidated statement of comprehensive income (loss)" as part of our consolidated financial statements. Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) arising from self-sustaining foreign operations, which was previously classified as a separate component of shareholders' equity. Subsequent releases from OCI to operations is dependent on when the hedged items designated under cash flow hedges are recognized in operations, or upon de-recognition of the net investment in a self-sustaining foreign operation.

        In determining the fair value of our financial instruments, we used a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Broker quotes and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives and hedged debt obligations. In determining the fair value of our financial instruments, we also consider the credit quality of the financial instruments, including our own credit risk as well as the credit risks of our counterparties. See note 14. All methods of fair value measurement result in a general approximation of value and such value may never be realized.

        The transitional impact of adopting these standards and recording our derivatives on January 1, 2007 at fair value on our consolidated financial statements is as follows:

Increase (decrease)
Prepaid and other assets	$5.5
Other long-term assets	(10.3)
Accrued liabilities	5.8
Long-term debt — embedded option and debt obligation	1.9
Long-term debt — unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income taxes liability	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss — cash flow hedges	0.5

        As required by these standards, we have marked-to-market the bifurcated embedded prepayment options in our debt instruments and have applied the fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes). The changes in fair values each period are recorded in interest expense on long-term debt. The mark-to-market adjustment fluctuates each period as it is dependent on market conditions,

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

including future interest rates, implied volatilities and credit spreads. The impact of these adjustments on our results of operations is as follows:

	Year ended December 31
	2007	2008
Increase (decrease) in interest expense on long-term debt	$(0.6)	$1.0

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

Fair value hedges:

        In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed interest rate for a variable interest rate. We have designated the swap agreements as fair value hedges. As at January 1, 2007, we recorded a derivative liability of $7.9 (excluding an interest accrual of $2.0) for the swap agreements in other long-term liabilities. A corresponding fair value adjustment was not recorded against the 2011 Notes because the prior hedge relationship was not a qualified type under Section 3865, after bifurcation of the embedded prepayment option in accordance with Section 3855. We decreased the deferred income tax liability by $2.6 and recorded a loss of $5.3 to opening deficit. On January 1, 2007, we redesignated a new hedging relationship which qualified for fair value hedge accounting in accordance with Section 3865.

Embedded derivatives:

        The prepayment options embedded in our Notes qualify as embedded derivatives which must be bifurcated for reporting. As at January 1, 2007, we bifurcated the fair value of the embedded derivative asset of $9.3 from the Notes. As a result of recording this asset, the amortized cost of long-term debt increased. We also recorded a cumulative adjustment of $1.9 against the opening deficit. Subsequent changes in the fair value of the embedded derivatives are recorded in operations.

Effective interest rate method:

        We incurred underwriting commissions and expenses relating to our Notes offerings. We have reclassified these costs as a reduction of the cost of the debt and we use the effective interest rate method to amortize the costs to operations.

        As at January 1, 2007, we reclassified $10.3 of unamortized debt issue costs from other long-term assets to long-term debt and recorded an adjustment to reflect the balance had we used the effective interest rate method from inception. This resulted in a $1.2 increase in unamortized debt issue costs, a decrease of $0.8 in opening deficit and an increase of $0.4 in deferred income tax liability.

(o)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in SG&A for 2008 were $7.6 (2007 — $2.5; 2006 — $4.7). No amounts were capitalized.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(p)   Restructuring charges:

        We record restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. These restructuring charges, which include employee terminations and contractual lease obligations, are only recorded when we incur the liability and can measure its fair value. The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with the planned restructuring activities, including estimating future sublease income and the net recoverable amount of property, plant and equipment to be disposed of. The estimated liability may change subsequent to its initial recognition, requiring adjustments to the expense and liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

(q)   Stock-based compensation and other stock-based payments:

        We account for employee stock options using the fair-value method of accounting. We recognize compensation expense over the vesting period, on a straight-line basis. We recognize the effect of actual forfeitures as they occur. See notes 8(d) and (e) outlining our stock-based compensation plans.

(r)   Loss per share and weighted average shares outstanding:

        We follow the treasury stock method for calculating diluted loss per share. The diluted per share calculation includes employee stock options and warrants, if dilutive.

(s)   Changes in accounting policies:

(1)   Inventories:

        Effective January 1, 2008, we adopted CICA Handbook Section 3031, "Inventories," which requires inventory to be measured at the lower of cost and net realizable value. This standard provides additional guidance on the types of costs that can be capitalized and requires the reversal and disclosure of previous inventory write-downs if economic circumstances have changed to support higher inventory values. The adoption of this standard did not have a material impact on our consolidated financial statements.

        During 2008, we recorded a net inventory provision through cost of sales of $19.6 to write-down the value of our inventory to net realizable value.

(2)   Financial instruments:

        Effective January 1, 2008, we adopted CICA Handbook Section 3862, "Financial instruments — disclosures," and Section 3863, "Financial instruments — presentation." These standards provide additional guidance on disclosing risks related to recognized and unrecognized financial instruments and how those risks are managed. See note 14. The adoption of these standards did not have a material impact on our consolidated financial statements.

        Section 3862 requires us to disclose the classifications of our financial instruments into the following specific categories:

— financial assets held-for-trading	— loans and receivables
— held-to-maturity investments	— available-for-sale financial assets
— financial liabilities held-for-trading	— financial liabilities measured at amortized cost

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The classification of our financial instruments is as follows:

        Our cash and cash equivalents are comprised of cash and short-term investments. See note 19. We classify accounts receivable under loans and receivables. Our derivative assets are included in prepaid and other assets and other long-term assets. Our derivative liabilities are included in accrued liabilities. The majority of our derivative assets and liabilities arise from foreign currency forward contracts and interest rate swap agreements. Our foreign currency forward contracts are recorded at fair value and the majority of our foreign currency forward contracts are designated as cash flow hedges. Our interest rate swap agreements related to our 2011 Notes are recorded at fair value and are designated as fair value hedges. See note 14(2). Accounts payable and the majority of our accrued liabilities, excluding derivative liabilities, are classified as financial liabilities which are recorded at amortized cost. Our Notes, which are recorded in long-term debt, are classified as financial liabilities. See note 7. The carrying values of our Notes are comprised of elements recorded at fair value and amortized cost. We do not currently have any financial assets designated as available-for-sale.

(3)   Capital disclosures:

        Effective January 1, 2008, we adopted CICA Handbook Section 1535, "Capital disclosures," which provides guidance for disclosing information about an entity's capital and how it manages its capital. This standard requires the disclosure of the entity's capital management objectives, policies and processes. See note 15. The adoption of this standard did not have a material impact on our consolidated financial statements.

(4)   Accounting changes:

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

(t)    Recently issued accounting pronouncements:

(1)   Goodwill and intangible assets:

        On January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. This standard, which is effective for our first quarter of 2009, requires us to retroactively reclassify our computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets. In addition, the amortization of computer software will be reclassified from depreciation expense, included in SG&A, to amortization of intangible assets.

(2)   International financial reporting standards (IFRS):

        In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011. IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers. We have started an IFRS conversion project to evaluate the impact of implementing the new standards. At this time, we cannot reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

(3)   Business combinations:

        In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(4)   Consolidated financial statements:

        In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for 2011. Earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(5)   Credit risk and the fair value of financial assets and financial liabilities:

        In January 2009, the CICA issued EIC-173, "Credit risk and the fair value of financial assets and financial liabilities," which requires us to consider our own credit risk as well as the credit risk of our counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. This standard is effective for our first quarter of 2009 and should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value on the date this abstract was issued. Early adoption is encouraged. We adopted this abstract as of December 31, 2008. The adoption of this abstract did not have a material impact on our consolidated financial statements.

3.     ACQUISITIONS AND DIVESTITURES:

        In March 2006, we acquired certain assets located in the Philippines for a cash purchase price of $19.1. Amortizable intangible assets arising from this acquisition were $7.6, primarily for customer relationships and contract intangibles. In June 2006, we sold our plastics business for net cash proceeds of $18.5. Our plastics business was located primarily in Asia. We reported a loss on sale of $33.2 which we recorded as other charges. See note 10. This loss included $20.0 in goodwill allocated to the plastics business.

        We expense integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

4.     PROPERTY, PLANT AND EQUIPMENT:

	2007
	Cost	Accumulated Depreciation	Net Book Value
Land	$39.7	$—	$39.7
Buildings	197.1	42.0	155.1
Building/leasehold improvements	84.4	56.1	28.3
Office equipment	39.0	32.9	6.1
Machinery and equipment	758.5	560.6	197.9
Computer software	249.7	210.8	38.9

	$1,368.4	$902.4	$466.0

	2008
	Cost	Accumulated Depreciation	Net Book Value
Land	$42.5	$—	$42.5
Buildings	218.9	50.4	168.5
Building/leasehold improvements	83.6	57.5	26.1
Office equipment	38.4	32.4	6.0
Machinery and equipment	740.1	549.8	190.3
Computer software (see note 2(t)(1))	256.2	222.1	34.1

	$1,379.7	$912.2	$467.5

        As of December 31, 2008, we have $22.0 (2007 — $25.4) of assets that are available-for-sale, primarily land and buildings, as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

        Property, plant and equipment includes $6.4 (2007 — $12.5) of assets under capital lease and accumulated depreciation of $5.0 (2007 — $11.8) related thereto.

        Depreciation and rental expense for 2008 was $91.1 (2007 — $106.1; 2006 — $103.2) and $49.1 (2007 — $55.9; 2006 — $66.5), respectively.

5.     GOODWILL AND INTANGIBLE ASSETS:

Goodwill:

        The following table details the changes in goodwill:

Balance December 31, 2006 (a)	$854.8
Acquisition adjustment (b)	(4.3)

Balance December 31, 2007 (a) (c)	850.5
Impairment (d)	(850.5)

Balance December 31, 2008	$—

(a)
All goodwill is allocated to our Asia reporting unit.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(b)
In 2007, we reduced goodwill by $4.3 resulting from a decrease in the tax liabilities relating to a previous acquisition.

(c)
During the fourth quarter of 2007, we performed our annual goodwill impairment test and determined there was no impairment in 2007 as the reporting unit's fair value exceeded carrying value.

(d)
During the fourth quarter of 2008, we performed our annual goodwill impairment assessment. Our goodwill balance prior to the impairment charge was $850.5 and was established primarily as a result of an acquisition in 2001. We completed our step one analysis using a combination of valuation approaches including a market capitalization approach, a multiples approach and discounted cash flow. The market capitalization approach uses our publicly traded stock price to determine fair value. The multiples approach uses comparable market multiples to arrive at a fair value and the discounted cash flow method uses revenue and expense projections and risk-adjusted discount rates. The process of determining fair value is subjective and requires management to exercise a significant amount of judgment in determining future growth rates, discount and tax rates and other factors. The current economic environment has impacted our ability to forecast future demand and has in turn resulted in our use of higher discount rates, reflecting the risk and uncertainty in current markets. The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which is significantly below our book value, and the deteriorating macro environment, which has resulted in a decline in expected future demand. We therefore performed the second step of the goodwill impairment assessment to quantify the amount of impairment. This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end market deterioration and economic uncertainties impacting expected future demand, we concluded that the entire goodwill balance of $850.5 was impaired. The goodwill impairment charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or our compliance with debt covenants. The goodwill impairment charge is not deductible for income tax purposes and, therefore, we have not recorded a corresponding tax benefit in 2008.

Intangible assets:

	2007
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$119.6	$117.9	$1.7
Other intangible assets	201.1	167.6	33.5

	$320.7	$285.5	$35.2

	2008
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$119.4	$118.8	$0.6
Other intangible assets	201.1	181.6	19.5

	$320.5	$300.4	$20.1

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Total
Balance December 31, 2006	$3.8	$56.3	$60.1
Amortization	(2.1)	(19.2)	(21.3)
Acquisition adjustment (i)	—	(3.2)	(3.2)
Impairment (ii)	—	(0.4)	(0.4)

Balance December 31, 2007	1.7	33.5	35.2
Amortization	(1.1)	(14.0)	(15.1)

Balance December 31, 2008 (iii)	$0.6	$19.5	$20.1

(i)
In 2007, we reduced intangible assets by $3.2 resulting from a decrease in the tax liabilities relating to a previous acquisition.

(ii)
As we finalized our 2008 plan, and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2007, we recorded an impairment charge of $0.4 to write-down other intangible assets in the Americas. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined on a discounted cash flow basis.

(iii)
As we finalized our 2009 plan, and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2008, we determined that there was no impairment of intangible assets for 2008.

        Amortization expense is as follows:

	Year ended December 31
	2006	2007	2008
Amortization of intellectual property	$7.0	$2.1	$1.1
Amortization of other intangible assets	20.0	19.2	14.0

	$27.0	$21.3	$15.1

        We estimate our future amortization expense as follows, based on the existing intangible asset balances:

2009	$9.4
2010	6.9
2011	3.8

$20.1

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

6.     OTHER LONG-TERM ASSETS:

	2007	2008
Deferred pension (note 13)	$88.4	$83.2
Land rights	13.1	11.8
Fair value of interest rate swaps (note 14(2))	8.7	17.3
Deferred income taxes (note 11)	2.2	8.0
Other	6.8	6.5

	$119.2	$126.8

7.     LONG-TERM DEBT:

	2007	2008
Secured, revolving credit facility due 2009 (a)	$—	$—
Senior Subordinated Notes due 2011 (2011 Notes) (b)(c)(d)	500.0	489.4
Senior Subordinated Notes due 2013 (2013 Notes) (b)(d)	250.0	223.1
Embedded prepayment option at fair value (e)	(6.5)	(19.2)
Basis adjustments on debt obligation (e)	6.5	4.9
Unamortized debt issue costs (b)	(9.6)	(7.0)
Fair value adjustment of 2011 Notes attributable to interest rate risks (e)	17.9	40.9

	758.3	732.1
Capital lease obligations	0.2	1.0

	758.5	733.1
Less current portion	0.2	1.0

	$758.3	$732.1

(a)
We have a revolving credit facility for $300.0. We have pledged certain assets, including the shares of certain North American subsidiaries, as security. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at December 31, 2008. Commitment fees for 2008 were $1.9. Our credit facility expires in April 2009 and we are currently assessing whether we will renew all or a portion of this facility.

The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required financial ratios at December 31, 2008, we have full access to the $300.0 available under this facility. We were in compliance with all covenants at December 31, 2008.

We also have uncommitted bank overdraft facilities available for operating requirements which total $68.0 at December 31, 2008. There were no borrowings outstanding under these facilities at December 31, 2008.

(b)
In June 2004, we issued the 2011 Notes with an aggregate principal amount of $500.0 and a fixed interest rate of 7.875%. We are entitled to redeem the 2011 Notes at various premiums above face value. In June 2005, we issued the 2013 Notes with an aggregate principal amount of $250.0 and a fixed interest rate of 7.625%. We will be entitled to redeem the 2013 Notes on or after July 1, 2009 at various premiums above face value.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  We incurred underwriting commissions and expenses on the Notes which we deferred and are amortizing over the term of the debt using the effective interest rate method. The Notes are unsecured and are subordinated in right of payment to all our senior debt. The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes. These covenants also place limitations on the sale of assets and our ability to incur additional debt. We were in compliance with all covenants at December 31, 2008.

(c)
In connection with the 2011 Notes, we entered into agreements to swap the fixed interest rate for a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 6.5% for 2008 (2007 — 8.3%; 2006 — 8.2%). The fair value of the interest rate swap agreements is disclosed in note 14(2).

(d)
During the fourth quarter of 2008, we paid $30.4, excluding accrued interest, to repurchase 2011 Notes with principal amounts at maturity of $10.6 and to repurchase 2013 Notes with principal amounts at maturity of $26.9. We recognized a gain of $7.6 on the repurchase of the Notes which we recorded in other charges. See note 10. The gain on the repurchase was measured based on the carrying values of the repurchased portion of the Notes on the dates of repurchase.

(e)
The prepayment options in the Notes qualify as embedded derivatives that must be bifurcated for reporting. As of December 31, 2008, the fair value of the embedded derivative asset is $19.2 and is recorded against long-term debt. The increase in the fair value of the embedded derivative asset of $13.1 for 2008 is recorded as a reduction of interest expense on long-term debt. As a result of bifurcating the prepayment option from the Notes, a basis adjustment is added to the cost of the long-term debt. This basis adjustment is amortized over the term of the debt using the effective interest rate method. The amortization of the basis adjustment for 2008 of $1.1 is recorded as a reduction of interest expense on long-term debt. The change in the fair value of the debt obligation attributable to movement in the benchmark interest rates resulted in a loss of $23.8 for 2008, which increased interest expense on long-term debt. Also see note 2(n) which summarizes the impact of our mark-to-market adjustments and our fair value hedge accounting.

        As at December 31, 2008, principal repayments due within each of the next five years on all long-term debt are as follows:

2009	$1.0
2010	—
2011	489.4
2012	—
2013	223.1

$713.5

8.     CAPITAL STOCK:

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(b)   Issued and outstanding:

Number of Shares (in millions)	SVS	MVS	Total SVS and MVS outstanding	Warrants
Balance December 31, 2006	198.2	29.6	227.8	1.1
Other share issuances (i)	1.0	—	1.0	—
Other (ii)	—	—	—	(0.7)

Balance December 31, 2007	199.2	29.6	228.8	0.4
Other share issuances (iii)	0.4	—	0.4	—
Other (iv)	—	—	—	(0.4)

Balance December 31, 2008	199.6	29.6	229.2	—

Amount	SVS	MVS	Total SVS and MVS outstanding	Warrants
Balance December 31, 2006	$3,471.2	$105.4	$3,576.6	$8.4
Other share issuances (i)	8.6	—	8.6	—
Other (ii)	—	—	—	(5.3)

Balance December 31, 2007	3,479.8	105.4	3,585.2	3.1
Other share issuances (iii)	3.3	—	3.3	—
Other (iv)	—	—	—	(3.1)

Balance December 31, 2008	$3,483.1	$105.4	$3,588.5	$—

2007 Capital transactions:

  (i)
  During 2007, we issued 0.7 million SVS as a result of the exercise of employee stock options for $3.5 and we issued 0.3 million SVS for $5.1 upon the vesting of restricted share units.

  (ii)
  During 2007, we cancelled certain warrants with an ascribed value of $5.3.

2008 Capital transactions:

  (iii)
  During 2008, we issued 0.2 million SVS as a result of the exercise of employee stock options for $2.1 and we issued 0.1 million SVS for $0.7 upon the vesting of restricted share units. We also issued 0.1 million SVS for $0.5 upon the vesting of deferred share units.

  (iv)
  During 2008, we cancelled certain warrants with an ascribed value of $3.1.

(c)   Warrants:

        In connection with the Manufacturer's Services Limited (MSL) acquisition in 2004, we issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series A warrants expired in 2007 and the Series B warrants expired in 2008.

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

(d)   Stock option plans:

  (i)
  Long-Term Incentive Plan:

        We have granted stock options and performance options as part of our LTIP. Options are granted at prices equal to the market value on the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from the grant date.

  (ii)
  Employee Share Purchase and Option Plans (ESPO):

        We have ESPO plans that were available to certain employees and executives. Pursuant to the ESPO plans, our employees and executives were offered the opportunity to purchase, at prices equal to market value, SVS and, in connection with such purchase, receive options to acquire an additional number of SVS based on the number of SVS acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding SVS acquired under the ESPO plans. The ESPO options expired in 2008.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	14.5	$21.73
Granted	1.8	$9.96
Exercised	(1.0)	$5.60
Forfeited/Expired	(3.8)	$23.63

Outstanding at December 31, 2006	11.5	$20.62
Granted	2.7	$6.42
Exercised	(0.7)	$4.99
Forfeited/Expired	(5.3)	$27.25

Outstanding at December 31, 2007	8.2	$15.58
Granted	2.4	$5.97
Exercised	(0.2)	$7.95
Forfeited/Expired	(1.3)	$13.58

Outstanding at December 31, 2008	9.1	$12.35

Shares reserved for issuance upon exercise of stock options or awards (in millions)	27.0

        The following options were outstanding as at December 31, 2008:

Plan	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
		(in millions)		(years)	(in millions)
LTIP	$ 4.76 - $ 5.77	1.9	$5.43	8.8	0.2	$5.68
	$ 5.88 - $ 6.05	1.4	$6.04	8.1	0.4	$6.04
	$ 6.25 - $ 8.75	1.4	$6.64	9.0	0.1	$7.02
	$ 9.21 - $14.00	1.0	$10.40	6.7	0.6	$10.65
	$14.19 - $18.46	1.4	$16.31	4.6	1.3	$16.25
	$18.50 - $25.75	1.4	$20.31	4.1	1.4	$20.34
	$28.05 - $70.32	0.4	$47.02	2.0	0.4	$47.02
MSL	$ 9.73 - $12.99	0.1	$11.91	3.1	0.1	$11.91
	$13.07 - $58.00	0.1	$18.23	2.6	0.1	$18.23

		9.1			4.6

        We have applied fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. Prior to January 1, 2003, we accounted for stock option awards using the settlement method and no compensation expense was recognized. For awards granted in 2002, we have disclosed the pro forma earnings and per share information as if we had accounted for employee stock options under the fair-value method. We were not required to determine the pro forma impact of awards granted prior to January 1, 2002.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We amortize the estimated fair value of options to expense over the vesting period of three to four years, on a straight-line basis. We determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2006	2007	2008
Risk-free rate	4.5% - 5.0%	3.6% - 4.8%	1.0% - 3.3%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	34% - 65%	35% - 52%	38% - 59%
Expected option life (in years)	3.5 - 5.5	4.0 - 5.5	4.0 - 5.5
Weighted-average fair value of options granted	$5.55	$2.57	$3.12

        For 2008, we expensed $6.6 (2007 — $7.0; 2006 — $5.1) relating to the fair value of options granted after January 1, 2003.

        The pro forma disclosure relating to options granted in 2002 is as follows:

Year ended December 31
2006
Loss as reported	$(150.6)
Deduct: Stock-based compensation costs using fair-value method	(4.1)

Pro forma net loss	$(154.7)

Loss per share:
Basic — as reported	$(0.66)
Basic — pro forma	$(0.68)
Diluted — as reported	$(0.66)
Diluted — pro forma	$(0.68)

        All of the 2002 option grants were fully vested by the end of 2006 and, therefore, do not impact our 2007 or 2008 pro forma disclosure.

(e)   Restricted share units and performance share units:

        We have granted restricted share units (RSUs) and performance share units (PSUs) as part of our LTIP and SUP. These grants generally entitle the holder to receive one SVS or, at our discretion, the cash equivalent of the market value of a share at the date of vesting. The grant date fair value of RSUs and PSUs is amortized to expense over the vesting period on a straight-line basis. The weighted-average grant date fair value of these share units for 2008 was $6.52 (2007 — $6.10; 2006 — $10.00). A total of $16.8 has been recognized in cost of sales and SG&A in 2008 (2007 — $6.2; 2006 — $10.9) for RSUs and PSUs.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        RSUs granted before 2008 completely vest at the end of their respective terms, which is generally three years. RSUs granted in 2008 vest approximately one-third each year. PSUs vest at the end of their respective terms, generally three years, to the extent that performance conditions have been met.

Number of RSUs and PSUs (in millions)	RSUs	Vested	PSUs	Vested
Outstanding at December 31, 2006	2.1	0.1	2.0	—
Granted	1.6		0.8
Forfeited/Expired	(0.5)		(1.0)
Exercised	(0.8)		—

Outstanding at December 31, 2007	2.4	—	1.8	—
Granted	3.2		2.1
Forfeited/Expired	(0.4)		(0.5)
Exercised	(0.8)		(0.1)

Outstanding at December 31, 2008	4.4	—	3.3	—

9.     ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:

	Year ended December 31
	2007	2008
Opening balance of foreign currency translation account	$—	$35.2
Transitional adjustment — January 1, 2007	26.5	—
Foreign currency translation gain	8.7	11.5

Closing balance	35.2	46.7

Opening balance of unrealized net gain on cash flow hedges	—	20.7
Transitional adjustment — January 1, 2007 (note 2(n))	(0.5)	—
Net gain (loss) on cash flow hedges (i)	37.5	(53.1)
Reclass net gain on cash flow hedges to operations (ii)	(16.3)	(4.9)

Closing balance (iii)	20.7	(37.3)

Accumulated other comprehensive income	$55.9	$9.4

(i)
Net of income tax benefit of $0.8 for 2008 ($0.2 income tax expense for 2007).

(ii)
Net of income tax expense of $0.2 for 2008 (no income tax for 2007).

(iii)
Net of income tax benefit of $0.4 as of December 31, 2008 ($0.2 income tax expense as of December 31, 2007).

        We expect that the majority of losses on cash flow hedges reported in the 2008 accumulated other comprehensive income balance will be reclassified to operations during 2009.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

10.   OTHER CHARGES:

	Year ended December 31
	2006	2007	2008
Restructuring (a)	$178.1	$37.3	$35.3
Goodwill impairment (b)	—	—	850.5
Long-lived asset impairment (c)	1.4	15.1	8.8
Gain on repurchase of Notes (note 7(d))	—	—	(7.6)
Loss on sale of operations (note 3)	33.2	—	—
Other	(0.9)	(4.8)	(1.8)

	$211.8	$47.6	$885.2

(a)   Restructuring:

        Between 2001 and 2004, we announced global restructuring plans as a result of end market weakness and the shifting of manufacturing capacity from higher-cost regions in North America and Europe to lower-cost regions in Asia. During 2005 and 2006, we announced further plans to improve capacity utilization and accelerate margin improvements, primarily in our North America and Europe regions as end-market demand and profitability had not recovered to sustainable levels. In January 2008, we estimated that an additional restructuring charge of between $50 to $75 would be recorded throughout 2008 and 2009. As we finalized our 2009 plan in the fourth quarter of 2008, we estimated that our restructuring costs would reach the high end of our previously announced range of $50 to $75. We will continue to evaluate our operations and may propose additional restructuring actions as a result. During 2008, we recorded $35.3 in restructuring charges. We expect to complete the remainder of the restructuring actions by the end of 2009. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its recognition, requiring adjustments to our expense and the liability amounts recorded.

        Our restructuring actions included consolidating facilities and reducing our workforce. The majority of the employees terminated were manufacturing and plant employees. Approximately 32,900 employees have been terminated since 2001. Approximately 70% of these employee terminations were in the Americas, 25% in Europe and 5% in Asia. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. We recorded non-cash charges to write-down certain long-lived assets (70% in the Americas, 20% in Europe and 10% in Asia) which became impaired as a result of the rationalization of facilities. We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision /adjustments	124.7	63.1	5.8	193.6	191.8	385.4
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision /adjustments	68.8	24.4	4.0	97.2	(2.3)	94.9
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Provision /adjustments	101.3	10.9	6.2	118.4	35.3	153.7
Cash payments	(110.6)	(32.0)	(4.1)	(146.7)	—	—

December 31, 2004	34.6	41.0	5.0	80.6	323.4	871.0
Provision /adjustments	122.7	20.7	5.7	149.1	11.0	160.1
Cash payments	(106.6)	(12.7)	(9.0)	(128.3)	—	—

December 31, 2005	50.7	49.0	1.7	101.4	334.4	1,031.1
Provision /adjustments	115.2	9.1	5.9	130.2	47.9	178.1
Cash payments	(89.8)	(16.7)	(6.1)	(112.6)	—	—
Settlement (i)	(23.2)	—	—	(23.2)	—	—

December 31, 2006	52.9	41.4	1.5	95.8	382.3	1,209.2
Provision /adjustments	20.7	8.6	2.9	32.2	5.1	37.3
Cash payments	(64.6)	(13.5)	(3.8)	(81.9)	—	—

December 31, 2007	9.0	36.5	0.6	46.1	387.4	1,246.5
Provision /adjustments	31.9	1.4	0.9	34.2	1.1	35.3
Cash payments	(22.2)	(11.2)	(1.3)	(34.7)	—	—

December 31, 2008	$18.7	$26.7	$0.2	$45.6	$388.5	$1,281.8

(i)
In September 2006, we sold one of our production facilities in Europe to a third party as part of our restructuring program. We reported a total of $61.2 in other charges with respect to this facility, comprised of incremental employee termination and transaction closing costs totaling $20.9 and a non-cash loss of $40.3. The purchaser agreed to retain all employees. As part of the agreement, the purchaser assumed liabilities which we previously recorded as accruals for employee termination costs.

(b)   Goodwill impairment:

        In 2006 and 2007, we conducted our annual impairment assessment and determined there was no goodwill impairment. In 2008, we recorded a non-cash charge of $850.5 in connection with our annual impairment assessment. See note 5(d).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(c)   Long-lived asset impairment:

        In 2006, we recorded a non-cash impairment charge of $1.4 primarily against property, plant and equipment in the Americas. In 2007, we recorded a non-cash impairment charge of $15.1 primarily against property, plant and equipment in the Americas and Europe. In 2008, we recorded a non-cash impairment charge of $8.8 against property, plant and equipment in the Americas and Europe.

11.   INCOME TAXES:

	Year ended December 31
	2006	2007	2008
Earnings (loss) before income tax:
Canadian operations	$(91.5)	$(143.2)	$(154.7)
Foreign operations	(44.6)	150.3	(560.8)

	$(136.1)	$7.1	$(715.5)

Current income tax expense (recovery):
Canadian operations	$(1.2)	$15.6	$0.4
Foreign operations	(39.5)	(1.2)	18.0

	$(40.7)	$14.4	$18.4

Deferred income tax expense (recovery):
Canadian operations	$57.8	$8.7	$(4.9)
Foreign operations	(2.6)	(2.3)	(8.5)

	$55.2	$6.4	$(13.4)

        The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2006	2007	2008
Combined Canadian federal and provincial income tax rate	36.1%	36.1%	33.5%
Income tax expense (recovery) based on earnings or loss before income taxes at statutory rate	$(49.1)	$2.6	$(239.7)
Impact on income taxes from:
Manufacturing and processing deduction	1.6	5.2	(4.9)
Foreign income taxed at lower rates	(50.2)	(92.4)	216.8
Unrealized foreign exchange on Canadian companies' loans	73.5	47.8	(4.2)
Other, including non-taxable and non-deductible items	6.2	34.3	(0.7)
Change in valuation allowance	32.5	23.3	3.1
Amortization and write-down of non-deductible goodwill and other intangible assets	—	—	34.6

Income tax expense	$14.5	$20.8	$5.0

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following:

	December 31
	2007	2008
Deferred income tax assets:
Income tax effect of operating losses carried forward	$557.2	$555.1
Accounting provisions not currently deductible	69.9	45.6
Property, plant and equipment, intangible and other assets	61.5	78.5
Share issue and debt issue costs	0.1	—
Restructuring accruals	20.1	12.4

	708.8	691.6
Valuation allowance	(588.8)	(591.9)

	120.0	99.7

Deferred income tax liabilities:
Deferred pension asset	(12.7)	(15.1)
Unrealized foreign exchange gains	(164.6)	(113.1)
Share issue and debt issue costs	—	(2.7)

	(177.3)	(130.9)

Deferred income tax liability, net	$(57.3)	$(31.2)

        The net deferred income tax asset (liability) is classified as follows:

	December 31
	2007	2008
Current	$3.8	$8.0
Long-term	(61.1)	(39.2)

Total	$(57.3)	$(31.2)

        In certain jurisdictions, we currently have significant operating losses and other deductible temporary differences that will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $591.9 is required in respect of our deferred income tax assets as at December 31, 2008 (2007 — $588.8).

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

        The aggregate amount of undistributed earnings of our foreign subsidiaries, for which no deferred income tax liability has been recorded, is $980.0 as at December 31, 2008 (2007 — $885.1). We intend to indefinitely re-invest income in these foreign subsidiaries.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We have been granted tax incentives, including tax holidays, for our China, Czech Republic, Malaysia, Philippines and Thailand subsidiaries. The tax benefit arising from these incentives is approximately $42.6 or $0.19 per diluted share for 2008, $45.0 or $0.20 per diluted share for 2007 and $41.2 or $0.18 per diluted share for 2006. These tax incentives expire between 2009 and 2015, and are subject to certain conditions with which we intend to comply.

        As at December 31, 2008, our operating loss carry forwards by year of expiry are as follows:

Year of Expiry	Americas	Europe	Asia	Total
2009	$2.0	$0.1	$9.6	$11.7
2010	7.1	310.2	—	317.3
2011	11.6	165.4	1.5	178.5
2012	15.0	32.6	23.0	70.6
2013	19.0	20.5	14.4	53.9
2014	57.0	—	7.1	64.1
2015 - 2028	831.5	81.9	9.8	923.2
Indefinite	268.8	292.2	45.8	606.8

	$1,212.0	$902.9	$111.2	$2,226.1

        See note 16 regarding income tax contingencies.

12.   RELATED PARTY TRANSACTIONS:

        In 2008, management fees of $2.7 (2007 — $1.2; 2006 — $1.0) were charged by our parent company, based on the terms of a management agreement. These fees were recorded at the exchange amount, being the amount agreed to by the parties.

        In 2008, we entered into a manufacturing agreement with a company under the control of our parent company. During 2008, we recorded revenue of $19.3 from this related party. As at December 31, 2008, we had $7.1 due from this related party. All transactions with this related party were in the normal course of operations and were recorded at the exchange amount, being the amount agreed to by the parties.

13.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

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

        We currently fund our non-pension post-employment benefit plans as we incur benefit payments. The most recent actuarial valuations for non-pension post-employment benefits were completed using measurement dates of May 2005 and January 2008. The measurement dates of the next actuarial valuations for non-pension post-employment benefits will be January 2009 and January 2010. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        The measurement date used for the accounting valuation for pension and non-pension post-employment benefits is December 31, 2008.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 39%-50% investment in fixed income and 46%-73% investment in equities through mutual funds, and 4%-7% in real estate/other investments. We employ passive investment approaches in our pension plan asset management strategy. Our pension funds do not invest directly in equities or derivative instruments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds.

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2007	2008	2007	2008
Equities through mutual funds	$205.2	$133.0	48%	46%
Fixed income	198.1	134.8	46%	47%
Other	26.4	18.7	6%	7%

Total	$429.7	$286.5	100%	100%

        The following tables provide a summary of the estimated financial position of our pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2007	2008	2007	2008
Plan assets, beginning of year	$384.1	$429.7	$—	$—
Employer contributions	21.0	22.0	3.0	2.7
Actual return on assets	14.8	(56.9)	—	—
Voluntary employee contributions	0.2	0.1	—	—
Plan settlements	(0.6)	—	—	—
Benefits paid	(22.2)	(23.8)	(3.0)	(2.7)
Foreign currency exchange rate changes	32.4	(84.6)	—	—

Plan assets, end of year	$429.7	$286.5	$—	$—

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2007	2008	2007	2008
Projected benefit obligations, beginning of year	$456.7	$473.3	$67.1	$81.1
Service cost	4.9	2.4	2.8	2.5
Interest cost	23.1	23.0	3.8	4.2
Voluntary employee contributions	0.2	0.1	—	—
Actuarial losses (gains)	(23.1)	(54.1)	1.7	(4.6)
Plan amendments	—	—	0.3	—
Plan curtailments	(1.3)	—	(1.3)	(1.2)
Plan settlements	(0.6)	—	—	—
Benefits paid	(22.2)	(23.8)	(3.0)	(2.7)
Foreign currency exchange rate changes	35.6	(94.2)	9.7	(13.2)

Projected benefit obligations, end of year	$473.3	$326.7	$81.1	$66.1

Excess of projected benefit obligations over plan assets	$(43.6)	$(40.2)	$(81.1)	$(66.1)
Unrecognized actuarial losses	123.7	117.5	33.3	21.3
Unrecognized net transition obligation and prior service cost	(4.0)	(4.9)	(10.3)	(7.6)

Deferred (accrued) pension cost	$76.1	$72.4	$(58.1)	$(52.4)

        The following table reconciles the deferred (accrued) pension balances to those reported as of December 31, 2007 and 2008:

	2007			2008
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefits	$(12.3)	$(58.1)	$(70.4)	$(10.8)	$(52.4)	$(63.2)
Deferred pension assets (note 6)	88.4	—	88.4	83.2	—	83.2

	$76.1	$(58.1)	$18.0	$72.4	$(52.4)	$20.0

        The following table outlines the net periodic benefit cost as follows:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2006	2007	2008	2006	2007	2008
Service cost	$5.9	$4.9	$2.4	$4.5	$2.8	$2.5
Interest cost	19.2	23.1	23.0	3.5	3.8	4.2
Expected return on assets	(19.5)	(22.7)	(23.1)	—	—	—
Net amortization of prior service cost	(0.1)	(0.1)	(0.1)	(0.8)	(0.8)	(0.7)
Net amortization of actuarial losses	8.0	5.0	3.9	1.1	1.1	1.0
Curtailment/settlement loss (gain)	2.1	(0.2)	0.1	0.6	(0.3)	(0.5)

	15.6	10.0	6.2	8.9	6.6	6.5
Defined contribution pension plan expense	20.1	11.5	11.8	—	—	—

Total expense for the year	$35.7	$21.5	$18.0	$8.9	$6.6	$6.5

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table outlines the actuarial assumption percentages used in measuring the projected benefit obligations at December 31 and the net periodic benefit costs for the year ended December 31 as follows:

	Pension Plans			Other Benefit Plans
	2006	2007	2008	2006	2007	2008
Weighted average discount rate (i) for:
Projected benefit obligations	5.0	5.4	5.9	5.5	5.6	6.5
Net periodic benefit cost	4.7	5.0	5.4	5.3	5.5	5.6
Weighted average rate of compensation increase for:
Projected benefit obligations	3.5	3.7	3.2	3.6	3.4	4.7
Net periodic benefit cost	3.4	3.5	3.7	3.5	3.6	3.4
Weighted average expected long-term rate of return on plan assets (ii) for:
Net periodic benefit cost	5.7	5.8	5.9	—	—	—
Healthcare cost trend rate (iii) for:
Projected benefit obligations	—	—	—	8.0	7.8	7.3
Net periodic benefit cost	—	—	—	9.3	8.0	7.8
Estimated rate for the following 12-month net periodic benefit cost	—	—	—	8.0	7.8	7.3

        Management applied significant judgment in determining these assumptions. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical market data. Actual results could differ materially from those estimates and assumptions.

  (i)
  The weighted average discount rate is determined using publicly available rates for high yield corporate bonds and government bonds for each country where there is a pension or non-pension benefit plan. A lower discount rate would increase the present value of the benefit obligation.

  (ii)
  The weighted average rate of return for each asset class contained in our approved investment strategy is used to derive the expected long-term rate of return on assets. For fixed income securities, the long-term rate of return on bonds for each country is used. The duration of the long-term rate of return on the bonds coincides with the estimated maturity of the plan obligations. For equity securities, an expected equity risk premium is aggregated with the long-term rate of return on bonds. The expected equity risk premium is specific for each country and is based on historic equity returns. There is no assurance that the plans will earn the assumed rate of return on plan assets.

  (iii)
  The ultimate healthcare trend rate is estimated to steadily decline to 4.8% and is expected to be achieved in 2019.

        Assumed healthcare trend rates impact the amounts reported for healthcare plans. A one percentage-point change in the assumed healthcare trend rates has the following impact:

	Other Benefit Plans Year ended December 31
	2007	2008
1% Increase
Effect on projected benefit obligation	$14.1	$10.8
Effect on service cost and interest cost	1.2	1.2
1% Decrease
Effect on projected benefit obligation	$(10.9)	$(7.8)
Effect on service cost and interest cost	(0.9)	(0.9)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        At December 31, 2008, we have pension plans that have accrued benefit obligations of $213.0 in excess of plan assets of $164.4. We also have pension plans with plan assets of $122.1 that are in excess of accrued benefit obligations of $113.7.

        At December 31, 2008, the total accumulated benefit obligations for the pension plans was $324.4 and the projected benefit obligations for the non-pension post-employment benefit plans was $66.1.

        In 2008, we made contributions to the pension plans of $33.8, of which $11.8 was for defined contribution plans and $22.0 was for defined benefit plans. We may, from time to time, make voluntary contributions to the pension plans. In 2008, we made contributions to the non-pension post-employment benefit plans of $2.7 to fund benefit payments.

        The estimated future benefit payments for the next 10 years, which reflect expected future service, and estimated employer contributions are as follows:

	Year	Pension Benefits	Other Benefits
Expected benefit payments:	2009	$16.0	$3.1
	2010	16.3	3.0
	2011	16.9	3.2
	2012	17.7	3.3
	2013	17.9	3.5
	2014 - 2018	95.3	20.6
Expected employer contributions:	2009	$31.9	$3.1

14.   FINANCIAL INSTRUMENTS:

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

(a)
Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations when we have cash receipts and cash payments made in various foreign currencies. The majority of currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We currently manage this risk through our cash flow hedging program. See note 2(n).

        Our major currency exposures, as of December 31, 2008, are summarized in U.S. dollar equivalents in the following table. For purposes of this table, we have excluded items such as pensions, post-employment benefits

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

and income taxes, in accordance with the financial instruments standard. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates as of December 31, 2008.

	Chinese renminbi	Brazilian real	Canadian dollar	Thai baht	Malaysian ringgit
Cash and cash equivalents	$23.7	$1.8	$40.0	$0.7	$5.7
Accounts receivable	42.8	13.6	0.1	—	0.1
Other financial assets	2.6	7.0	—	1.4	0.4
Accounts payable and accrued liabilities	(23.1)	(1.7)	(55.7)	(16.9)	(18.5)
Other financial liabilities	(5.7)	(2.6)	—	—	—

Net financial assets (liabilities)	$40.3	$18.1	$(15.6)	$(14.8)	$(12.3)

        At December 31, 2008, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in these non-functional currencies has the following impact:

	Chinese renminbi	Brazilian real	Canadian dollar	Thai baht	Malaysian ringgit
	Increase (decrease)
1% Strengthening
Net earnings	$0.4	$0.1	$(0.2)	$(0.1)	$(0.1)
Other comprehensive income	—	—	2.0	0.7	0.6
1% Weakening
Net earnings	(0.4)	(0.1)	0.2	0.1	0.1
Other comprehensive income	—	—	(1.9)	(0.7)	(0.6)
(b)
Interest rate risk: In connection with the 2011 Notes, we entered into interest rate swap agreements that hedge against the fair value of the 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. As a result, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by approximately $5.0 annually.

(c)
Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. With respect to our financial market activities, we have adopted a policy of dealing only with creditworthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews.

  Concentration of credit risk: We also provide credit to our customers in the normal course of business. Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable, inventory repurchase obligations of customers, and non-cancelable purchases of inventory. We perform ongoing credit evaluations of our customers' financial conditions. In certain instances, we may obtain letters of credit or other forms of security from our customers. We consider our concentrations of credit risk in determining our estimates of reserves for potential credit losses. In addition, we maintain cash and short-term investments in high-quality investments or on deposit with major financial institutions.

  The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. As of December 31, 2008, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $13.7 at December 31, 2008 (2007 — $21.5).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(d)
Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments, a revolving credit facility that includes overdraft facilities, as well as long-term borrowing facilities. We believe that cash flow from operations, together with cash on hand, sales of accounts receivable and borrowings available under our credit facilities will be sufficient to support our financial obligations. Our $300.0 credit facility expires in April 2009. Given our current cash position and the state of the credit markets, we are currently assessing whether we will renew all or a portion of this facility. Regardless of our decision to renew, we believe we have sufficient resources to satisfy our financial obligations.

Fair values:

  We used the following methods and assumptions to estimate the fair value of each class of financial instruments:

(aa)
The carrying amounts of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

(bb)
The fair values of foreign currency contracts are estimated using generally accepted valuation models based on discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending if the fair values are in liability or asset positions, respectively.

(cc)
The fair values of the cancelable interest rate swaps are estimated using generally accepted valuation models based on discounted cash flow analysis with inputs of observable market data, including future interest rates, implied volatilities and credit spreads.

(dd)
The carrying amounts and fair values of our financial instruments, where there are differences, are as follows:

	December 31, 2007		December 31, 2008
	Carrying Amount	Fair Value (ii)	Carrying Amount	Fair Value (ii)
2011 Notes (i)	$514.2	$480.0	$512.6	$452.7
2013 Notes (i)	253.7	233.8	226.5	185.2

(i)
The carrying amount of the Notes excludes unamortized debt issue costs and accrued interest.

(ii)
Based on quoted market rates or prices.

        The carrying values of our Notes are comprised of elements recorded at fair value and amortized cost. Bifurcated embedded prepayment options in the Notes are recorded at fair value using option pricing models. We have applied fair value hedge accounting to our 2011 Notes. The change in the fair value of the 2011 Notes due to the hedged interest rate risk has been reflected in the carrying value of the 2011 Notes. See note 7(e). Our 2013 Notes are not hedged and, therefore, are recorded at amortized cost except for the embedded prepayment options which are recorded at fair value.

        The fair value of our hedged debt obligation (2011 Notes) in relation to the hedged interest rate risk is estimated by discounting future cash flows at current interest rates. The fair values of the prepayment options embedded in our Notes are estimated using option pricing models with inputs of observable market data, including future interest rates, implied volatilities and credit spreads.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

Derivatives and hedging activities:

        All derivative financial instruments are recorded at fair value on our consolidated balance sheet. The counterparties to the contracts are financial institutions each of which had at December 31, 2008 a Standard and Poor's rating of A or above. Therefore, we believe the credit risk of counterparty non-performance is low.

(1)
We enter into foreign currency contracts to hedge foreign currency risks primarily relating to future cash flows. At December 31, 2008, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$230.3	$0.91	15	$(22.0)
Mexican peso	88.6	0.08	12	(9.2)
Thai baht	77.7	0.03	12	(2.6)
Malaysian ringgit	60.6	0.30	12	(2.7)
British pound sterling	48.1	1.49	4	1.7
Singapore dollar	31.0	0.71	12	(0.7)
Czech koruna	26.7	0.06	7	(3.8)
Euro	19.4	1.45	12	0.4
Brazilian real	4.7	0.41	2	—

Total	$587.1			$(38.9)

        At December 31, 2008, the fair value of these contracts was a net unrealized loss of $38.9 (2007 — unrealized gain of $20.0). This is comprised of $4.1 of derivative assets recorded in prepaid and other assets and $43.0 of derivative liabilities recorded in accrued liabilities. The decrease in the fair value of these forward exchange contracts for 2008 is due primarily to unrealized losses from the fluctuations in foreign exchange rates in the second half of 2008 and the settlement of certain foreign currency forwards with significant gains during the first half of 2008. The unrealized losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly our British pound sterling contract, and have marked these contracts to market each period through operations.

(2)
We designated the interest rate swap agreements in connection with our 2011 Notes as fair value hedges. The agreements mature in July 2011. Payments or receipts under the swap agreements are recorded in interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2008 was an unrealized gain of $17.3 which is recorded in other long-term assets (2007 — unrealized gain of $8.7). The increase in the fair value of the swap agreements of $8.6 for 2008 is recorded as a reduction of interest expense on long-term debt. Fair value hedge ineffectiveness arises when the change in the fair values of our swap agreements, our hedged debt obligation and its embedded derivatives, and the amortization of the related basis adjustments do not offset each other during a reporting period. The fair value hedge ineffectiveness for our 2011 Notes is recorded in interest expense on long-term debt and amounted to a loss of $0.9 for 2008. This fair value hedge ineffectiveness is primarily driven by the difference in the credit risk used to value our hedged debt obligation as compared to the credit risk used to value our interest rate swaps. During the fourth quarter of 2008, we repurchased a portion of our 2011 Notes. See note 7(d). Since the portion of our 2011 Notes that we repurchased in 2008 is considered insignificant, our fair value hedge relationship remained effective as of December 31, 2008 and we continued to apply fair value hedge accounting to our 2011 Notes. Also see note 2(n) which summarizes the impact of our mark-to-market adjustments and our fair value hedge accounting.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

15.   CAPITAL MANAGEMENT:

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities, senior subordinated notes and share capital.

        We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. We have full access to a $300.0 credit facility and we can sell up to $250.0, on a committed basis, under an accounts receivable sales program to provide short-term liquidity. Our credit facility has restrictive covenants relating to debt incurrence and the sale of assets. The facility also contains financial covenants that may limit the amount of debt that can be incurred under the facility. We closely monitor our business performance to evaluate compliance with our covenants. Our Notes also have restrictions on financing activities. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants. Our credit facility expires in April 2009 and we are currently assessing whether we will renew all or a portion of this facility. Our accounts receivable sales program is available until November 2009.

        There were no significant changes to our capital structure during 2008. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.

        Our strategy on capital risk management has not changed since 2007. Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2008, we have operating leases that require future payments as follows:

Operating Leases
2009	$47.2
2010	33.4
2011	22.0
2012	8.8
2013	7.7
Thereafter	32.4

        We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2008, these contingent liabilities amounted to $55.4 (2007 — $74.4).

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

        In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. Those motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

        We are subject to tax audits by local tax authorities. Tax authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities is successful in challenging our inter-company transactions, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 and 2002 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

        In connection with tax audits in the United States, tax authorities asserted that our United States subsidiaries owed significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in our favour in the fourth quarter of 2006 which resulted in a reduction to our current income tax liabilities in 2006. In the third quarter of 2007, we resolved the remaining deficiencies in our favour which resulted in a reduction to current income tax liabilities in that quarter. The tax audit resolution also resulted in a small reduction in the amount of our U.S. tax loss carryforwards for years 1998 to 2004.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

17.   SEGMENT AND GEOGRAPHIC INFORMATION:

        The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our operating segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

(i)
The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business, the level of business from new, existing and disengaging customers, the level of program wins or losses, the phasing in or out of programs, and changes in customer demand.

	Year ended December 31
	2006	2007	2008
Consumer	18%	22%	26%
Enterprise communications	28%	28%	25%
Servers	17%	19%	16%
Telecommunications	18%	14%	15%
Storage	10%	10%	10%
Industrial, aerospace and defense	9%	7%	8%
(ii)
The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2006	2007	2008
China	19%	18%	19%
Thailand	20%	17%	18%
Mexico	15%	14%	14%
Canada	11%	12%	11%
(iii)
The following table details our property, plant and equipment allocated among countries exceeding 10%:

	December 31
	2006	2007	2008
China	20%	21%	23%
Canada	19%	18%	16%
Thailand	14%	16%	13%
Mexico	11%	—	13%

18.   SIGNIFICANT CUSTOMERS:

        During 2006, two customers individually comprised 10% of total revenue. At December 31, 2006, no customer represented more than 10% of total accounts receivable.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        During 2007, two customers individually comprised 11% and 10% of total revenue. At December 31, 2007, no customer represented more than 10% of total accounts receivable.

        During 2008, no customer represented more than 10% of total revenue. At December 31, 2008, two customers individually represented more than 10% of total accounts receivable.

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2006	2007	2008
Paid (recovered) during the year:
Interest (a)	$70.5	$76.6	$65.4
Taxes (b)	$(36.5)	$23.2	$17.0

(a)
This includes interest paid on the Notes. Interest on the Notes is payable in January and July of each year until maturity. See notes 7(b) and (c). The interest paid on the 2011 Notes reflects the amounts received or paid relating to the interest rate swap agreements.

(b)
Cash taxes paid are net of income taxes recovered.

        Cash is comprised of the following:

	December 31
	2007	2008
Cash (i)	$328.7	$406.2
Short-term investments (i)	788.0	794.8

	$1,116.7	$1,201.0

(i)
Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities. The majority of our cash and short-term investments are held with financial institutions each of which had at December 31, 2008 a Standard and Poor's rating of A-2 or above.

20.   CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effects on our consolidated financial statements, are described below:

Consolidated statements of operations:

        The following table reconciles net loss and other comprehensive income (loss), as reported in the accompanying consolidated statements of operations and consolidated statements of other comprehensive

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

income (loss), respectively, to net loss and other comprehensive income (loss) that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31
	2006	2007	2008
Net loss in accordance with Canadian GAAP	$(150.6)	$(13.7)	$(720.5)
Gain on foreign exchange contract, net of tax (a)	3.2	—	(15.3)
Impact of debt instruments and interest rate swaps, net of tax (b)(iii)	—	(1.4)	2.4
Tax uncertainties (h)	—	—	7.6
Stock-based compensation expense (e)	(1.9)	(1.0)	—

Net loss in accordance with U.S. GAAP	$(149.3)	$(16.1)	$(725.8)
Other comprehensive income (loss):
Other comprehensive income in accordance with Canadian GAAP	7.1	29.9	(46.5)
Net loss on derivatives designated as cash flow hedges, net of tax ((b)(i))	(4.8)	—	—
Changes to funded status of defined benefit pension and other post-employment benefit plans (c)	—	6.5	16.3
Minimum pension liability, net of tax (c)	(38.1)	—	—

Comprehensive income (loss) in accordance with U.S. GAAP	$(185.1)	$20.3	$(756.0)

        The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31
	2006	2007	2008
Loss attributable to common shareholders — basic and diluted	$(149.3)	$(16.1)	$(725.8)
Weighted average shares — basic (in millions)	227.2	228.9	229.3
Weighted average shares — diluted (in millions)(1)	227.2	228.9	229.3
Basic loss per subordinate voting share(2)	$(0.66)	$(0.07)	$(3.17)
Basic loss per multiple voting share(2)	$(0.66)	$(0.07)	$(3.17)
Diluted loss per share	$(0.66)	$(0.07)	$(3.17)

(1)
Excludes the effect of all options and warrants as they are anti-dilutive due to the loss reported in the year.

(2)
Basic loss per share:

  Under U.S. GAAP, we applied the two-class method as required by EITF 03-6, "Participating securities and the two-class method under FASB No. 128," which requires the disclosure of basic per share amounts for each class of shares assuming 100% of earnings are distributed as dividends to each class of shares based on their contractual rights. For purposes of this calculation, our MVS and SVS holders share ratably, as a single class, in any dividends declared. See note 8(a). Canadian GAAP does not require similar disclosures.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The cumulative effect of these adjustments on our shareholders' equity is as follows:

	As at December 31
	2006	2007	2008
Shareholders' equity in accordance with Canadian GAAP	$2,094.6	$2,118.2	$1,365.5
Gain on foreign exchange contract, net of tax (a)	15.3	15.3	—
Net loss on cash flow hedges ((b)(i))	(0.5)	—	—
Impact of debt instruments and interest rate swaps, net of tax ((b)(iii))	—	5.5	7.9
Recognition of funded status of benefit plans, net of tax (c)	(149.0)	(142.5)	(126.2)
Tax uncertainties (h)	—	—	7.6

Shareholders' equity in accordance with U.S. GAAP	$1,960.4	$1,996.5	$1,254.8

(a)
In 2001, we entered into a forward exchange contract to hedge the cash portion of the purchase price for one acquisition. This transaction did not qualify for hedge accounting treatment under SFAS No. 133, which specifically precludes hedges of forecasted business combinations. We recorded a gain on the exchange contract of $15.7, less tax of $3.6 in operations in 2001 for U.S. GAAP. For Canadian GAAP, we deferred this gain by reducing goodwill. Goodwill was $15.7 lower for Canadian GAAP than U.S. GAAP. In 2006, we sold the plastics business that was part of the initial acquisition which resulted in a portion of the gain being realized in operations under Canadian GAAP of $0.4. In 2006, we also reduced the deferred tax by $3.6 on the initial gain. As of December 31, 2006 and 2007, the remaining gain on the foreign exchange contract was $15.3. In 2008, we wrote off our entire remaining goodwill balance for Canadian and U.S. GAAP, thereby releasing that gain to operations for Canadian GAAP purposes. As a result, this is no longer a reconciling item for U.S. GAAP.

(b)
(i) We enter into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. We document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies. We record changes in the fair value of foreign currency contracts that are designated effective and qualify as cash flow hedges of forecasted transactions in accumulated other comprehensive income and reclassify these into the same component in operations as the hedged item in the same period when the hedged transaction is recognized. At December 31, 2006, we recorded a liability of $0.5 (with no tax impact) and a corresponding loss of $4.8 ($7.7 less $2.9 in taxes) to other comprehensive loss. Effective January 1, 2007, we adopted the new standards issued by the CICA on financial instruments, hedges and comprehensive income. As a result, this is no longer a reconciling item for U.S. GAAP.

  (ii) In 2004, we entered into interest rate swap agreements to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate. Under U.S. GAAP, we recorded a liability of $9.9 (less $3.4 in taxes) as at December 31, 2006, representing the fair value of the swap agreements, and a corresponding loss to operations. We also recorded an asset of $9.9 (less $3.4 in taxes) as at December 31, 2006, representing the incremental fair value of the 2011 Notes attributable to the risk being hedged, and a corresponding gain to operations. There was no net impact to the statement of operations.

  (iii) Effective January 1, 2007, the prepayment options in our Notes qualified as embedded derivatives under Canadian GAAP and were bifurcated for reporting. This bifurcation is not required under U.S. GAAP and therefore, the transitional adjustments related to the bifurcation of embedded prepayment options recorded against opening deficit, as well as the subsequent fair value adjustments recorded in operations for the embedded derivatives and amortization of the related basis adjustments due to the bifurcation, are reversed for U.S. GAAP. Under U.S. GAAP, we recorded a gain of $1.3 ($1.9 less $0.6 in taxes) in 2007 to reverse the transitional adjustment recorded in opening deficit for Canadian GAAP. This

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  was offset by a loss of $1.3 ($1.9 less $0.6 in taxes) in 2007 in operations to reverse the fair value adjustments and amortization of basis adjustments recorded for Canadian GAAP. There was no net impact on shareholders' equity under U.S. GAAP in 2007. Under U.S. GAAP, for 2008, we recorded a loss of $10.1 ($14.2 less $4.1 in taxes) to operations to reverse the fair value adjustments and amortization of basis adjustments recorded for Canadian GAAP.

  Due to the bifurcation of the embedded prepayment options, our prior hedge relationship between the 2011 Notes and the interest rate swaps became a non-qualified type for fair value hedge accounting under Canadian GAAP. Under Canadian GAAP, as part of the transitional adjustments of the revised standards for financial instruments and hedging, we recorded a derivative liability of $7.9 as of January 1, 2007 for the interest rate swaps. This transitional loss of $5.6 ($7.9 less $2.3 in taxes) was added back to shareholders' equity for U.S. GAAP. On January 1, 2007, we redesignated a new hedging relationship between our 2011 Notes and the interest rate swaps, together with the bifurcated embedded prepayment options, to qualify for fair value hedge accounting under Canadian GAAP. For Canadian GAAP, we adopted the "long-haul" method to evaluate the effectiveness of this hedge relationship on an ongoing basis and to calculate the changes in the fair values of the hedging instrument and related hedged item due to the hedged risks. For 2007, the difference in the changes in fair values between the interest rate swaps and the hedged debt obligation amounted to a loss of $3.5 ($1.3 plus $2.2 in taxes) for Canadian GAAP which was added back to operations for U.S. GAAP. For 2008, the difference in the changes in fair values between the interest rate swaps and the hedged debt obligation amounted to a loss of $14.2 ($15.2 less $1.0 in taxes) for Canadian GAAP which is added back to operations for U.S. GAAP.

  Since bifurcation of our embedded prepayment options is not required under U.S. GAAP, we continue to apply fair value hedge accounting to our 2011 Notes and interest rate swaps in 2007, using the "shortcut" method with the assumption that there is no ineffectiveness for U.S. GAAP. In 2007, we recorded an increase of $16.6 in the fair value of the interest rate swap, with a corresponding gain of $11.8 ($16.6 less $4.8 in taxes) to operations. We also recorded an increase of $16.6 in the fair value of the 2011 Notes attributable to the interest rate risk being hedged, and a corresponding loss of $15.4 ($16.6 less $1.2 in taxes) to operations. The difference in the tax rates applied to the gain on the interest rate swaps and the loss on the hedged debt obligation resulted in a loss of $3.6 charged to operations under U.S. GAAP for 2007. In 2008, we recorded an increase of $8.6 in the fair value of the interest rate swap, with a corresponding gain of $6.1 ($8.6 less $2.5 in taxes) to operations. During the fourth quarter of 2008, we repurchased a portion of our 2011 Notes. As a result, under U.S. GAAP we de-designated a fair value hedge relationship of $50.0 with one of our counterparty banks on the date of repurchase. We continue to apply the "shortcut" method to the remaining $450.0 of 2011 Notes. In 2008, we also recorded an increase of $8.5 in the fair value of the 2011 Notes attributable to the interest rate risk being hedged, and a corresponding loss of $7.3 ($8.5 less $1.2 in taxes) to operations for U.S. GAAP. The difference in the tax rates applied to the gain on the interest rate swaps and the loss on hedged debt obligation resulted in a loss of $1.2 charged to operations under U.S. GAAP.

  We also started to amortize the cumulative fair value adjustment to the de-designated portion of outstanding balance of 2011 Notes based on the effective interest rate method over the remaining term of the Notes. Since the de-designation was made close to the year-end date, the amount of amortization of cumulative fair value adjustment did not have a material impact on operations for 2008.

  The gain on the repurchase of Notes must be adjusted under U.S. GAAP since the carrying values of the Notes are not affected by the bifurcation of embedded derivatives, or by the subsequent fair value adjustments under Canadian GAAP. Differences also occur as we apply the "long-haul" method under Canadian GAAP compared to the "shortcut" method under U.S. GAAP. In 2008, we recorded a loss of $0.5 ($0.6 less $0.1 in taxes) to operations to adjust the gain on debt repurchases for U.S. GAAP.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(c)
Prior to adopting SFAS No. 158 for U.S. GAAP, we were required to record an additional minimum pension liability for our post-employment benefit plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. We charged other comprehensive loss with $38.1, net of tax of $23.8 in 2006.

  As a result of adopting SFAS No. 158 in 2006, we recorded a net pension liability for U.S. GAAP, representing the funded status of pension and other post-retirement benefit plans, and charged accumulated other comprehensive loss for $57.0 at December 31, 2006. Changes to the funded status after initial adoption are recognized through comprehensive income (loss) in the year of the change. The estimated amounts that will be amortized from accumulated other comprehensive loss during 2009 are as follows: a loss of $0.1 in initial net asset obligation, a $1.0 gain in prior service costs, and a net loss of $4.8. There are no pension plan assets that are expected to be returned to us during 2009.

  As at December 31, 2006, the minimum pension liability of $92.0, with no tax effect, that was required to be recorded under U.S. GAAP, was reclassified as part of the adjustment to record the funded status of the benefit plans under FAS 158.

(d)
Accrued liabilities include $146.0 at December 31, 2008 (2007 — $113.7) relating to payroll and benefit accruals.

Other disclosures required under U.S. GAAP:

(e)
Stock-based compensation:

  Effective January 1, 2006, we adopted SFAS No. 123(R) "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. We elected to apply the modified prospective transition method as permitted by SFAS No. 123(R) to account for stock option awards outstanding as at December 31, 2005. In accordance with this transition method, we have included in our U.S. GAAP results, the costs of options granted prior to December 31, 2005 that were unvested and outstanding as of December 31, 2005, using estimated forfeiture rates.

  As a result of adopting SFAS No. 123(R), we recorded an additional $1.9 to our U.S. GAAP compensation expense for 2006. Diluted net loss per share for 2006 was approximately $0.03 higher than if we had continued to account for stock-based compensation under APB Opinion No. 25. We recorded an additional $1.0 to our U.S. GAAP compensation expense for 2007.

  We applied the fair value method of accounting for awards granted subsequent to December 31, 2005. The fair value of options was determined using the Black-Scholes option pricing model on the grant date. We amortize the estimated fair value of options to expense over the vesting period, on a straight-line basis. The assumptions used in the Black-Scholes calculation are disclosed in note 8.

  As of December 31, 2008, we have total compensation costs relating to unvested stock option awards that have not yet been recognized of $9.9 (2007 — $9.0), net of estimated forfeitures. Compensation cost will be amortized on a straight-line basis over the remaining weighted-average period of approximately two years and will be adjusted for subsequent changes in estimated forfeitures. There was no difference between Canadian and U.S. GAAP for 2008 compensation expense.

  As of December 31, 2008, the weighted average remaining life of exercisable options is 4.9 years.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(f)
Accumulated other comprehensive loss:

	Year ended December 31
	2006	2007	2008
Accumulated other comprehensive income in accordance with Canadian GAAP	$26.5	$55.9	$9.4
Opening balance of accumulated net gain (loss) on cash flow hedges	4.3	(0.5)	—
Transitional adjustment — January 1, 2007 (note 9)	—	0.5	—
Net loss on derivatives designated as cash flow hedges, net of tax ((b)(i))	(4.8)	—	—

Closing balance	(0.5)	—	—

Opening balance related to pension and non-pension post-employment benefit plans	(53.9)	(149.0)	(142.5)
Minimum pension liability, net of tax (c)	(38.1)	—	—
Recognition of funded status of defined benefit pension and other post-employment benefit plans, net of tax (c)	(57.0)	6.5	16.3

Closing balance	(149.0)	(142.5)	(126.2)

Accumulated other comprehensive loss in accordance with U.S. GAAP	$(123.0)	$(86.6)	$(116.8)

(g)
Warranty liability:

  We record a liability for future warranty costs based on management's best estimate of probable claims under our product or service warranties. The accrual is based on the terms of the warranty which vary by customer, product or service and historical experience. We regularly evaluate the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability:

	2006	2007	2008
Balance at January 1	$23.9	$23.2	$24.8
Accruals	14.3	15.5	14.0
Payments	(15.0)	(13.9)	(18.1)

Balance at December 31	$23.2	$24.8	$20.7

(h)
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

  In 2008, we recorded a provision of $7.6 to account for tax uncertainties under Canadian GAAP, which we did not recognize under U.S. GAAP due to timing. We will recognize these tax uncertainties for U.S. GAAP in 2009.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits, inclusive of interest, is as follows:

	2007	2008
Balance at January 1	$88.3	$79.8
Additions based on tax provisions related to the current year	12.8	3.8
Increases (reductions) due to foreign exchange	9.8	(9.8)
Increases for tax positions of prior years	—	9.3
Reductions relating to settlements	(31.1)	(12.3)

Balance at December 31	$79.8	$70.8

  The total amount of unrecognized tax benefits for 2008 of $61.5 (2007 — $79.8), if recognized, would reduce our annual effective tax rate. We expect our unrecognized tax benefits to change significantly over the next 12 months as a result of ongoing Canadian and foreign tax audits. However, we are unable to estimate the range of possible change.

  We recognize accrued interest related to unrecognized tax benefits in current tax expense. We accrued net potential interest of $3.2 related to the unrecognized tax benefits during 2008 (2007 — $5.7) and in total, as of December 31, 2008, we have recorded a net liability for potential interest of $20.3 (2007 — $17.1).

  We are subject to taxes in the following jurisdictions: Canada, United States, Mexico, Brazil, Spain, Czech Republic, Romania, Hungary, Switzerland, France, Hong Kong, China, Japan, Thailand, Singapore and Malaysia, all with varying statutes of limitations.

  Generally, the tax years 2001 through 2008 remain subject to examination by tax authorities with the exception of the following jurisdictions in which earlier years remain subject to examination by tax authorities:

Years
Canada (specific item under waiver)	1996-1998, 2000
Hong Kong	1998-2000
(i)
Fair value measurements:

  Effective January 1, 2008, we adopted FASB standard SFAS No. 157, "Fair value measurements," which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

  •
  level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  level 2 inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  •
  level 3 inputs are significant unobservable inputs that reflect the reporting entity's own assumptions and are supported by little or no market activity.

  We have segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. FAS No. 157-2 delayed the effective date for non-financial assets and liabilities until January 1, 2009, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

  Financial assets and liabilities measured at fair value as at December 31, 2008 in the financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$390.1	$—	$390.1
Derivatives — foreign currency forward contracts	—	4.2	4.2
Derivatives — interest rate swap agreements	—	17.3	17.3

	$390.1	$21.5	$411.6

Liabilities:
Derivatives — foreign currency forward contracts	$—	$43.1	$43.1

	$—	$43.1	$43.1

  Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Derivatives include foreign currency forward contracts and interest rate swap agreements. Foreign currency forward contracts are valued using an income approach based on the present value, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. The fair values of our cancelable interest rate swap agreements are estimated using the discounted cash flow analysis with inputs of observable market data including future interest rates, implied volatilities and credit spreads. Currently, we have not measured the fair value of any financial instruments using level 3 (significant unobservable) inputs.

(j)
Recently issued United States accounting pronouncements:

  In February 2007, FASB issued SFAS No. 159, "The fair value option for financial assets and financial liabilities — including an amendment of FASB Statement No. 115," which permits entities to elect to measure its financial instruments and certain other eligible items at fair value, with unrealized gains and losses resulting from changes in fair value to be recognized in operations at each subsequent reporting date. The fair value election may be applied on an instrument by instrument basis, with a few exceptions. The adoption of this standard in 2008 did not have a material impact on our consolidated financial statements. We have currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with U.S. GAAP.

  In December 2007, FASB issued SFAS No. 141R, "Business combinations (revised 2007)," which requires the use of fair value accounting for business combinations. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination has been agreed to and announced. In addition, transaction costs must be expensed under the new standard. This standard is to be applied prospectively and effective for acquisitions closing on or after January 1, 2009.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  In March 2008, FASB issued SFAS No. 161, "Disclosures about derivative instruments and hedging activities — an amendment of FASB Statement No. 133," which changes the disclosure requirements about an entity's derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (1) how and why they use derivative instruments, (2) how derivative instruments and related hedged items are accounted for under the existing standard, SFAS No. 133, and (3) how derivative instruments and related hedged items affect its financial position, financial performance and its cash flows. This standard is effective for 2009. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

  In May 2008, FASB issued SFAS No. 162, "The hierarchy of generally accepted accounting principles," which establishes a framework for the sourcing and selection of accounting principles to be used in the preparation of financial statements in accordance with U.S. GAAP. SFAS No. 162 will be effective 60 days following the Securities Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The adoption of this standard will not have a material impact on our consolidated financial statements.

21.   COMPARATIVE INFORMATION:

  We have reclassified certain prior year information to conform to the current year's presentation.

22.   SUBSEQUENT EVENT:

  On February 26, 2009, we announced a cash tender offer to purchase up to $150 aggregate principal amount of the 2011 Notes at a price of up to one thousand and ten dollars for each one thousand dollars principal amount. This offer to purchase will expire on March 26, 2009. We also terminated our interest rate swap agreements in the amount of $500 related to the 2011 Notes. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes and will amortize the prior fair value adjustment on the 2011 Notes as a reduction to interest expense on long-term debt, over the remaining term of the 2011 Notes, using the effective interest rate method. As a result of discontinuing fair value hedge accounting, we will writedown the carrying value of the embedded prepayment options on the 2011 Notes to reflect the change in fair value after hedge de-designation. We will record the gain or loss on the purchase of the 2011 Notes, as well as the write-down of the embedded prepayment options, through other charges during the first quarter of 2009.