Form 20-F
period 2009-12-31
CELESTICA INC
filed 2010-03-23
CIK 1030894

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2009
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

844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
(Address of principal executive offices)
Paul Carpino
416-448-2211
clsir@celestica.com
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

210,564,162 Subordinate Voting Shares	0 Preference Shares
18,946,368 Multiple Voting Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer                          ☐ Accelerated filer                           ☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

U.S. GAAP ☐        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐        Other ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

 Part I

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2009. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average daily exchange rate was U.S.$1.00 = C$1.1412.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 22, 2010, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

Forward-Looking Statements

        Item 4, "Information on the Company," Item 5, "— Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and applicable Canadian securities legislation including, without limitation, statements related to our future growth, trends in our industry, our financial or operational results, including anticipated expenses, benefits or payments, the redemption of our senior subordinated notes and the expected benefits of such redemption, and our conversion from Canadian GAAP to International Financial Reporting Standards, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may," "will," "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation.

        Forward-looking statements are not guarantees of future performance. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of an uncertain or weak economic environment; our inability to retain or expand our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer activities; the challenge of responding to changes in customer demand; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency fluctuations; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate and many of which may involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

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

	Year ended December 31
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$8,471.0	$8,811.7	$8,070.4	$7,678.2	$6,092.2
Cost of sales	7,989.9	8,359.9	7,648.0	7,147.1	5,662.4

Gross profit	481.1	451.8	422.4	531.1	429.8
Selling, general and administrative expenses (SG&A)(2)	274.4	264.7	271.7	292.0	244.5
Amortization of intangible assets	50.9	47.9	44.7	26.9	21.9
Integration costs related to acquisitions(3)	0.6	0.9	0.1	—	—
Other charges(4)	130.9	211.8	47.6	885.2	68.0
Accretion of convertible debt (LYONs)	7.6	—	—	—	—
Interest expense(5)	42.2	62.6	51.2	42.5	35.0

Earnings (loss) before income taxes	(25.5)	(136.1)	7.1	(715.5)	60.4
Income tax expense	21.3	14.5	20.8	5.0	5.4

Net earnings (loss)	$(46.8)	$(150.6)	$(13.7)	$(720.5)	$55.0

Other Financial Data:
Basic earnings (loss) per share	$(0.21)	$(0.66)	$(0.06)	$(3.14)	$0.24
Diluted earnings (loss) per share	$(0.21)	$(0.66)	$(0.06)	$(3.14)	$0.24
Property, plant and equipment expenditures	$158.5	$189.1	$63.7	$88.8	$77.3
Consolidated Statements of Operations Data (U.S. GAAP)(6):
Net earnings (loss)	$(42.8)	$(149.3)	$(16.1)	$(725.8)	$39.0
Shares used in computing per share amounts (in millions):
Basic	226.2	227.2	228.9	229.3	229.5
Diluted	226.2	227.2	228.9	229.3	230.9

	As at December 31
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$969.0	$803.7	$1,116.7	$1,201.0	$937.7
Working capital(7)	1,488.1	1,394.9	1,553.0	1,603.6	1,023.0
Property, plant and equipment	458.9	484.1	418.4	433.5	393.8
Total assets	4,857.8	4,686.3	4,470.5	3,786.2	3,106.1
Total long-term debt, including current portion(8)	751.4	750.8	758.5	733.1	222.8
Shareholders' equity	2,214.4	2,094.6	2,118.2	1,365.5	1,475.8
Consolidated Balance Sheet Data (U.S. GAAP)(6):
Total assets	$4,876.2	$4,708.1	$4,485.8	$3,786.2	$3,106.1
Total long-term debt, including current portion	751.4	750.8	757.2	723.4	221.2
Shareholders' equity	2,176.9	1,960.4	1,996.5	1,254.8	1,346.8

(1)
Changes in accounting policies:

(i)
Effective January 1, 2007, we adopted CICA Handbook Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," Section 3861, "Financial instruments — disclosure and presentation," and Section 3865, "Hedges." We were not required to restate prior results.

The transitional impact of adopting these standards and recording our derivatives on January 1, 2007 at fair value was as follows:

Increase (decrease)
(in millions)
Prepaid and other assets	$5.5
Other long-term assets	(10.3)
Accrued liabilities	5.8
Long-term debt — embedded option and debt obligation	1.9
Long-term debt — unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income tax liability	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss — cash flow hedges	0.5
  (ii)
  Effective January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. As required by this standard, we have retroactively reclassified computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets. We have also reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets. There was no impact on previously reported net earnings or loss.

	As at December 31
	2005	2006	2007	2008
	(in millions)
Computer software reclassified to intangible assets	$72.2	$69.5	$47.6	$34.0

	Year ended December 31
	2005	2006	2007	2008
	(in millions)
Amortization of computer software	$22.5	$20.9	$23.4	$11.8
(2)
SG&A expenses include research and development costs.

(3)
These costs include costs to implement new information systems and business processes, including salary and other costs, directly related to the integration activities in newly acquired facilities.

(4)
In 2005, Other charges totaled $130.9 million, comprised primarily of: (a) a $160.1 million restructuring charge, offset, in part, by (b)(i) a $13.9 million gain on repurchase of LYONs and (ii) a $13.8 million recovery of additional amounts realized relating to a specific customer risk.

  In 2006, Other charges totaled $211.8 million, comprised primarily of: (a) a $178.1 million restructuring charge and (b) a $33.2 million non-cash loss resulting from the sale of our plastics business.

  In 2007, Other charges totaled $47.6 million, comprised primarily of: (a) a $37.3 million restructuring charge and (b) a non-cash write-down of $15.1 million relating to the annual impairment assessment of long-lived assets, primarily property, plant and equipment.

  In 2008, Other charges totaled $885.2 million, comprised primarily of: (a)(i) a non-cash write-down of $850.5 million relating to the annual goodwill impairment assessment, (ii) a $35.3 million restructuring charge and (iii) a non-cash write-down of $8.8 million relating to the annual impairment assessment of long-lived assets against property, plant and equipment, offset, in part, by (b) a $7.6 million gain on repurchase of long-term debt.

  In 2009, Other charges totaled $68.0 million, comprised primarily of: (a)(i) a $83.1 million restructuring charge and (ii) a non-cash write-down of $12.3 million relating to the annual impairment assessment of long-lived assets against property, plant and equipment, offset, in part, by (b)(i) a net $23.7 million recovery of damages from the settlement of a class action lawsuit and (ii) a net $2.8 million gain on repurchase of long-term debt, net of a write-down to the embedded options on the debt.

(5)
Interest expense is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and cash equivalents. As a result of adopting the standards on financial instruments and hedges referred in footnote (1)(i) above, in 2007, we have marked-to-market the embedded prepayment options in our debt instruments and have applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (particularly our 7 7/8% Senior Subordinated Notes due 2011, which were redeemed in full in the fourth quarter of 2009). The swap agreements were terminated in February 2009, at which point hedge accounting was discontinued. The changes in fair values each period are recorded in interest expense. The marked-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatilities and credit spreads.

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

•
For 2008: reversal of gain on foreign exchange contract, the timing of recording certain tax uncertainties and the adjustments relating to the adoption of financial instruments, hedges and comprehensive income for Canadian GAAP; and

•
For 2009: adjustments relating to financial instruments and hedging and the timing of recording certain tax uncertainties.

  Refer to note 20 to the Consolidated Financial Statements in Item 18.

(7)
Calculated as current assets less current liabilities.

(8)
Long-term debt includes capital lease obligations.

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

        We are in a highly competitive industry. We compete on a global basis to provide electronics manufacturing services and solutions to original equipment manufacturers (OEMs) in the consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology markets. Our competitors include major domestic and foreign companies such as Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc. and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. In addition, original design manufacturers (ODMs), companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services across several markets and product groups, including personal computer motherboards, notebook and desktop computers, and smartphones and cell phones. While we have not historically participated in these segments, and we have not, to date, encountered significant direct competition from ODMs in the end markets in which we participate, we anticipate competition with ODMs will increase if our business in these markets grows, particularly in smartphones, or if ODMs expand into our primary end markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers, particularly where internal excess capacity exists.

        Some of our competitors have greater scale and a greater production presence in lower-cost geographies, as well as a broader service offering than we have. While we have increased the capacity we have in lower-cost regions over the past several years, lower-cost regions may not provide the same operational benefits that they have in the past as these regions have also experienced excess capacity. As a result, our industry is continually responding to aggressive pricing pressure and other competitive pressures. Additionally, our current or potential competitors may also increase or shift their presence in new lower-cost regions to try to offset the continuous competitive pressure or develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Competition has caused and will continue to cause pricing pressures, increased working capital requirements, reduced profit or loss of market share (from both program and customer disengagements), any of which could materially and adversely affect us. The weak global economic environment will also increase the competitive environment in all these areas which could impact our profitability. In addition, the North American and Asian EMS industries have excess manufacturing capacity which may trigger EMS providers to expand into new and each other's end markets. These factors have exerted and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

We are dependent on a limited number of customers and end markets, primarily within the consumer, communications and enterprise computing markets, for a substantial portion of our revenue.

        A decline in revenue from these customers or end markets or the loss of a large customer could have a material adverse affect on our financial condition and operating results. During 2009, one customer from our consumer end market individually represented more than 10% of our total revenue, and our top 10 customers represented 71% of total revenue. During 2008, we had no individual customer that represented more than 10%

of our total revenue, and our top 10 customers represented 63% of total revenue. Our largest customer, Research in Motion, or RIM, represented 17% of total revenue in 2009. Our recent success in the smartphone market, driven primarily by new program wins from RIM, has increased our customer concentration as a percentage of total revenue.

        We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. To reduce this reliance, we have been targeting new customers and new services in our traditional segments, as well as new markets such as industrial, aerospace and defense, healthcare and green technology markets. We may also pursue acquisition opportunities to further diversify our revenue or customer base, although there can be no assurance that any acquisition will increase revenue or reduce our customer concentration. Acquisitions are also subject to integration risk and volumes and margins could be lower than we anticipated. As we pursue opportunities in new markets, we may encounter challenges as our knowledge or experience may be limited in these new markets or technologies.

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

        In addition, some of our customers routinely reduce or delay the volume of manufacturing services ordered from us. There is no assurance that present or future large customers will not terminate their manufacturing arrangements with us or significantly change, reduce or delay the volume of manufacturing services they order from us, any of which would adversely affect our operating results. Significant reductions in, or the loss of, revenue from any of our large customers could have a material adverse effect on us. Additionally, the ramping of new program wins from new or existing customers can take from several months to more than a year before production starts. During this start-up period, these programs are subject to significant change or outright cancellation, in contrast to the initial expectations at the time the new business was awarded, due to changes in end-market demand or changes in product viability in the marketplace.

We are dependent on customers who operate in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

        The end markets we serve can experience major swings in demand which, in turn, can significantly impact our operations. Our financial performance depends on our customers' ability to compete and succeed in their markets, which could be affected by global economic conditions. The majority of our customers' products are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. In many instances, our customers have experienced severe revenue erosion, pricing and margin pressures, and excess inventories during the past few years.

        We have recently increased the amount of our business in the consumer segment, particularly in smartphones, which is characterized by shorter product lifecycles, significant increases or decreases in program volumes based on strength in end-market demand, rapid changes in consumer preferences for these products and devices, and greater ease in shifting these products among EMS competitors. The increased exposure to this segment may make revenue more volatile and could result in increased risk to our financial results.

We are operating in a weak and uncertain global economic environment.

        Although the global economy has recovered somewhat from the recent economic and financial crisis, the economic environment remains uncertain. This uncertainty has resulted in lower volumes for the products we manufacture and low end market visibility for our customers. This environment can pose significant risk to our business due to weaker demand, customer consolidation or customer financial stress or bankruptcy.

        The global economic conditions and credit environment may well accelerate or exacerbate the effect of the various risk factors described in this Annual Report, as well as result in other unforeseen events that will affect our business and financial condition.

We may encounter difficulties expanding and/or restructuring our operations which could adversely affect our operating results.

        As we expand our business, enter into new market segments and products, acquire new businesses or capabilities, transfer our business from one region to another or restructure our operations, we may encounter difficulties that result in higher than expected costs associated with such activities and customer dissatisfaction with our performance. Potential difficulties related to our growth and/or operational restructuring could include:

  •
  lack of trained personnel to manage the operations and customer contracts appropriately;

  •
  maintaining customer, supplier, employee and other favorable business relationships during a period of transition;

  •
  effective training of staff to manage new customers and products;

  •
  unanticipated disruptions in our operations which may impact our ability to deliver to the customer on time, to produce quality products and to ensure overall customer satisfaction;

  •
  losing programs and customers that reduce their business risk by re-sourcing or dual-multi-sourcing their business with us due to unforeseen disruptions in our operations; and

  •
  market share shifts associated with customer consolidation or supplier consolidation.

        Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or the benefits we expected to realize from our restructuring actions and could adversely affect our business and operating results.

We may encounter difficulties completing or integrating our acquisitions which could adversely affect our operating results.

        We expect to expand our presence in new end markets or expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets from OEMs. Potential difficulties related to our acquisitions include:

  •
  integrating acquired operations, systems and businesses;

  •
  maintaining customer, supplier, employee or other favorable business relationships of acquired operations and restructuring or terminating unfavorable relationships;

  •
  addressing unforeseen liabilities of acquired businesses;

  •
  making acquisitions in new end markets or in technologies where our knowledge or experience is limited;

  •
  losing customers who want to transfer their business because of the change in ownership;

  •
  losing key employees of acquired operations; and

  •
  not achieving anticipated business volumes.

        Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. Previous acquisitions have resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. Our failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect our operating results. All goodwill from previous acquisitions has been written off.

Inherent difficulties in managing capacity utilization and unanticipated changes in customer orders place strains on our planning and supply chain execution and may affect our operating results.

        Our customers are dependent on EMS providers for new product introductions and rapid response times to meet changes in volume requirements. Most of our customers typically do not commit to firm production schedules for more than 30 to 90 days in advance and we often experience volatility in customer orders.

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

        In addition, customers may cancel their orders, change production quantities or delay production for a number of reasons. When customers change production volumes or request different products to be manufactured than what they originally forecasted to us, the unavailability of components and materials for such changes could also impact our revenue and working capital performance. Furthermore, in order to guarantee continuity of supply for many of our customers, we are required to manufacture and hold a specified amount of finished goods in our warehouses. The uncertainty of our customers' end markets, intense competition in our customers' industries and general order volume volatility have resulted, and may continue to result, in some of our customers delaying or canceling the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated.

        Changes or delays in customer orders could result in higher than expected inventory levels for us. In certain circumstances, we may be required to return the inventory to our suppliers, re-sell the inventory or continue to hold the inventory, any of which may result in our taking additional reserves for the inventory should it become excess or obsolete. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. In some cases, changes in circumstances for a customer could also negatively impact the collectability of receivables or carrying value of our inventory for that customer. On other occasions, customers have required rapid and sudden increases in production, which have placed an excessive burden on our manufacturing capacity. Rapid changes in product ramps and/or the weakening financial condition or deterioration of any single customer's financial condition could prevent us from collecting receivables or realizing the value of inventory on hand. Any of these factors or a combination of these factors could have a material adverse effect on our results of operations.

Competitors with component manufacturing capabilities may have greater opportunities than we do to win additional business from some of our customers. This capability may have the potential to provide a competitor with additional capabilities or cost saving opportunities.

        We procure all of our components from third-party suppliers. In addition to traditional EMS services, some of our competitors also manufacture some of the components used in the products they assemble. This can include metal or plastic enclosures, connectors, semiconductors, cabling and other components used in the manufacturing of electronics. Those capabilities may provide additional incentives for some customers to do business with those EMS or ODM companies, as there may be additional opportunity to reduce the total costs of their products by using more components and services from one company. If our customers transfer their business to a competitor, we may experience reduced revenue and lower utilization rates.

Our customers and competitors are subject to mergers and acquisitions, and similar transactions which can adversely affect our business relationships or the volume of business we conduct with our customers.

        Future mergers and acquisitions could result in a decrease in demand from our customers or a loss of business to our competitors as customers rationalize their business and consolidate their suppliers. Mergers or consolidation among our competitors could increase their competitive advantage over us, which may also result in a loss of business if customers shift their production. In a weaker economic environment, there may be a higher risk of increased consolidation among our customers or competitors.

We are subject to the risk of increased income taxes which could adversely affect our financial condition and operating results.

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

We are subject to tax audits and reviews of historical information by local tax authorities which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

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

        Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges. In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries from 2001 to 2003 should have been materially higher as a result of certain inter-company transactions. In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. We believe that we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely against us, the amounts we may be required to pay could be material. The successful pursuit of these assertions by tax authorities could result in those subsidiaries owing significant amounts of tax, interest and possibly penalties.

        In addition, we have recognized, and will continue to recognize, the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

Our results can be affected by limited availability of components.

        A significant portion of our costs is for the purchase of electronic components. During this time of global economic uncertainty, significant restructuring has occurred in the supply base to adjust to the lower volumes. As a result, an improved demand environment could exacerbate material shortages and impact our ability to meet our customers' demand requirements. All of the products we manufacture or assemble require one or more components that we order from component suppliers. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production and thus delay revenue relating to all products using that component, or they can cause price increases in the products and services we provide. In the past, we have secured sufficient allocations of constrained components so that revenue has not been materially impacted. At various times in our industry's history, there have been industry-wide shortages of electronic components. Future shortages, or fluctuations in the cost of components, may have a material adverse effect on our business or cause our operating results to fluctuate from period to period. Changes in forecasted volumes or in the products required by our customers can affect our ability to attain components which could impact our results. Additionally, quality or reliability issues at any of our component or materials providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product which could adversely impact our operating results.

Our customers may be adversely affected by rapid technological changes which may have an adverse impact on their success in their markets and on our business.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete, fail to gain widespread commercial acceptance or are cancelled, our business could be materially adversely affected. In addition, an accelerating decline in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have a material adverse impact on our business. The highly competitive nature of our customers' products could also drive consolidation among OEMs, which could result in product line consolidation that could impact our revenue or customer relationships.

We are seeking to rapidly expand our services capabilities.

        We believe OEM customers continue to look to the EMS industry to provide additional supply chain services and capabilities. While we currently provide some of these services, such as design and fulfillment, to a few of our customers, we are focused on significantly increasing these capabilities in the near term. We may pursue this growth through internal development or through acquisitions. Our efforts to expand our services capabilities may not be successful. The failure to increase these services and capabilities could impact our existing business and future business wins.

Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and operating results.

        We have facilities in numerous countries, including China, the Czech Republic, Ireland, Japan, Malaysia, Mexico, Romania, Singapore, Spain and Thailand. During 2009, approximately two-thirds of our revenue was produced from locations outside of North America. We also purchase material from international suppliers for much of our business, including our North American business. We believe that our future growth depends largely on our ability to increase our business and penetration with global OEMs and selective markets, in both higher-cost and lower-cost regions.

        International operations are subject to inherent risks which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  changes in regulatory requirements;

  •
  inflation and rising costs;

  •
  difficulty in staffing and managing foreign sales and support operations;

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

  •
  foreign exchange risks.

        Each of the regions in which we operate has a history of promoting foreign investment but could experience economic and political turmoil that could adversely affect us.

We have had significant restructuring charges and losses for several years and may experience restructuring charges and losses in future periods.

        We have a history of recording losses resulting primarily from restructuring charges, the write-down of goodwill and long-lived assets, or the write-down of accounts receivable for customers in bankruptcy. These amounts have varied from period to period. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and end-market demand, with the intention of improving utilization and realizing cost savings in the future. We will continue to evaluate our operations and may propose additional restructuring actions in the future. Any failure to successfully execute these initiatives, including any delay in effecting these initiatives, can have a material adverse impact on our operating results. Furthermore, we may not be profitable in future periods.

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

The complexity of moving our manufacturing base to lower-cost regions could have a material adverse effect on our financial condition and operating results.

        Due to the highly competitive nature of the electronics industry, our customers strive for lower-cost solutions from their EMS providers. Over time, this has resulted in the movement of our production from higher-cost regions such as North America and Western Europe to lower-cost regions such as Asia, Latin America and Eastern Europe. This move has had, and could continue to have, a negative impact on current and future results by increasing the risks associated with, among other things, transferring production to new regions where skills or experience may be more limited than in higher-cost regions, incurring higher operating expenses during the transition, incurring additional restructuring costs associated with the decrease in production levels in higher-cost geographies and the risks of operating in new foreign jurisdictions. In certain situations, product transfers have resulted in, and may in the future result in, our inability to retain our existing business or grow future revenue due to execution problems resulting from significant headcount reductions, plant closures and product transfers.

We face financial risks due to foreign currency fluctuations.

        The principal currency in which we conduct our operations is the U.S. dollar. However, some of our subsidiaries transact business in other currencies, such as the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, Czech koruna, Singapore dollar, Japanese yen, Chinese renminbi, Romanian lei and the Euro. The global economic uncertainty has resulted in significant fluctuations of currency rates, particularly in 2008, and may continue to affect profitability going forward. We often enter into hedging transactions to minimize our exposure to foreign currency risks. We may also enter into forward exchange contracts to hedge our balance sheet exposures. Our hedging activity is designed to reduce the variability of our foreign currency costs and consists of contracts to purchase or sell foreign currencies at future dates. These contracts generally extend for periods ranging from one to 15 months. Our hedging transactions may not successfully minimize foreign currency risk, which could have a material adverse effect on our operating results.

Failure of our customers to pay the amounts owed to us in a timely manner may adversely affect our financial condition and operating results.

        We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant accounts receivable from sales to our customers, historically representing 22% to 39% of current assets. Accounts receivable from sales to customers at December 31, 2009 were $828.1 million (December 31, 2008 — $1,074.0 million; and December 31, 2007 — $941.2 million). At December 31, 2009, one customer represented more than 10% of total accounts receivable (December 31, 2008 — two customers each represented more than 10% of total accounts receivable; and December 31, 2007 — no customer represented more than 10% of total accounts receivable). If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, and we may extend our payment terms or restructure their receivables owed to us, which could have a significant adverse impact on our financial condition and operating results. Any deterioration in the financial condition of our customers will increase the risk of collecting receivables. The ongoing global economic uncertainty could also impact our customers' ability to pay receivables or result in customers going into bankruptcy or reorganization proceedings which could also impact our ability to collect our receivables. We regularly review our accounts receivable valuations and make adjustments when necessary. Our allowance for doubtful accounts at December 31, 2009 was $7.5 million (December 31, 2008 — $13.7 million; and December 31, 2007 — $21.5 million), which represented 1% of the gross accounts receivable balance (December 31, 2008 — 1%; and December 31, 2007 — 2%).

We may be required to make larger contributions to our defined benefit plans in the future, which may have an adverse impact on our liquidity and our operating results.

        We maintain multiple defined benefit plans, as well as supplemental pension plans. Some employees in Canada, Japan and the United Kingdom participate in our defined benefit pension plans. We also have defined contribution plans for our other employees, primarily in Canada and the U.S.

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

        We rely on a variety of common carriers for the transportation of materials and products and for their ability to route these materials and products through various international ports. A work stoppage, strike or shutdown of any important supplier's facility or operations, or at any major port or airport, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our operating results. Increased political activism and local economic conditions could impact receipt of materials and product shipments. Natural disasters such as tsunamis and earthquakes, and the severe and dramatic change to historical weather patterns in the regions where our facilities or our suppliers' facilities are located, could have an adverse impact on our ability to deliver products to our customers. Such events could disrupt supply to us, and from us to our customers, and adversely affect our operating results.

If our products or services are subject to warranty claims, our business reputation may be damaged and we may incur significant costs.

        In certain of our sales contracts, we provide warranties against defects or deficiencies in our products, services or designs. A successful claim for damages arising as a result of such defects or deficiencies, for which we are not insured or where the damages exceed our insurance coverage, or any material claim for which insurance coverage is denied or limited and for which indemnification is not available, could have a material adverse effect on our business, operating results and financial condition. As we pursue new end markets, warranty requirements will vary and we may be less effective in pricing our products to appropriately capture the warranty costs.

We may be unable to keep pace with manufacturing technology changes.

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend, in part, upon our ability to continually develop and market electronics manufacturing services that meet our customers' evolving needs. This could entail investing in new processes or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we pursue business in new end markets where our experience is limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

        In addition, various industry-specific standards, qualifications and certifications are required to produce certain types of products for our customers. Failure to maintain those certifications could adversely affect our ability to maintain existing levels of business or win new business.

We may be unable to protect our intellectual property or the intellectual property of others.

        We believe that certain of our proprietary intellectual property rights and information provide us with a competitive advantage. Accordingly, we have taken, and intend to continue to take, appropriate steps to protect this proprietary information. These steps include signing non-disclosure agreements with customers, suppliers, employees and other parties, and implementing rigid security measures. Our protection measures may not be sufficient to prevent the misappropriation or unauthorized disclosure of our property or information.

        There is also a risk that infringement claims may be brought against us, our customers or our suppliers in the future. If an infringement claim is successfully asserted, we may be required to spend significant time and money to develop processes that do not infringe upon the rights of another person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development, or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in such litigation. As we pursue business in new end markets, we may be less effective in anticipating the intellectual property risks related to new manufacturing, design and other services.

We may not be able to increase revenue if the trend of outsourcing by OEMs slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. The global economic slowdown has impacted, and may continue to impact, the trend of outsourcing as some customers have reversed, and other customers may reverse, their outsourcing decisions and shift production back to their own facilities to improve their factory utilization. Political pressures or negative sentiment by our customers' customers or local governments may impede the movement of production from one geography to another. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica.

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

Compliance with environmental laws and obligations could be costly and impact our operations.

        We are subject to various federal, state/provincial, local and multi-national environmental laws and regulations. Our environmental management systems and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Maintaining compliance with and responding to increasingly stringent regulations require a significant investment of time and resources and may restrict our ability to modify or expand our facilities or to continue production.

        More complex and stringent environmental legislation continues to be imposed, including laws that place increased responsibility and requirements on the "producers" of electronic equipment and, in turn, their providers and suppliers. Such laws may relate to product inputs (such as hazardous substances and energy consumption) and product use (such as energy efficiency and waste management/recycling). Noncompliance with these requirements could potentially result in substantial costs, including fines and penalties, as well as liability to our customers and consumers.

        Where compliance responsibility rests primarily with OEMs rather than with EMS companies, OEMs may turn to EMS companies for assistance in meeting their obligations. Our customers are becoming increasingly concerned about issues such as waste management (including recycling), climate change (including the reduction of carbon footprints) and product stewardship, and expect their suppliers to be environmental leaders. Although we strive to meet such customer expectations, such demands may extend beyond our regulatory obligations and significant investments of time and resources may be required to attract and retain customers.

        We have generally obtained environmental assessment reports, or reviewed recent assessment reports undertaken by others, for most of our manufacturing facilities at the time of acquisition or leasing. Such assessments may not reveal all environmental liabilities and current assessments were not available for all facilities. As well, some of our operations have involved hazardous substances that could cause contamination. Although we may investigate, remediate or monitor soil and groundwater contamination at certain of our owned sites, we may not be aware of or address all such conditions and we may incur significant costs to do such work in the future. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection for us to avoid liability. Third-party claims for damages or personal injury are also possible. Moreover, current remediation, mitigation and risk assessment measures may not be adequate to comply with future laws.

The efficiency of our operations could be adversely affected by any disruptions from our third-party IT providers.

        We have outsourced certain IT systems support, which includes database management, as well as application development and support for our production control and inventory management systems. If these third-party providers are unable to fulfill their obligations on a timely and reliable basis, we may experience disruptions to our operations. Any inefficiencies or production down times resulting from such disruptions could have a negative impact on our ability to meet customers' orders, resulting in a delay or decrease to our revenue and our operating margins.

Our credit agreement contains restrictive covenants that may impair our ability to conduct our business.

        Our credit agreement contains financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities. At February 22, 2010, we were in compliance with these covenants. Based on the required financial ratios at December 31, 2009, we had full access to our $200 million credit facility.

We could face increased financial risk due to the potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers.

        The potential occurrence of default by a counterparty on its contractual obligations may result in a financial loss to us. For our financial markets activity, we mitigate the risk of financial loss from defaults by dealing with counterparties we believe are creditworthy. The global economic uncertainty has impacted, and we expect will continue to impact, the financial condition of some of our customers and suppliers. An interruption in supply from a raw materials supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers, if we are unable to deliver finished products in a timely manner. We will continue to closely monitor our customers' and suppliers' financial condition and creditworthiness.

The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares.

        Onex Corporation, or Onex, owns, directly or indirectly, all of the outstanding multiple voting shares and less than 1% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represents 69% of the voting interest in Celestica and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our credit agreement, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Gerald W. Schwartz, the Chairman and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex, carrying the right to elect a majority of the Onex board of directors. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Onex has, from time to time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares and could do so in the future. These sales could impact our share price, have consequences on our outstanding debt and change our ownership structure.

We face securities class action and shareholder derivative lawsuits which could result in substantial costs, diversion of management's attention and resources and negative publicity.

        Celestica has been named as a defendant in a purported class action lawsuit in the United States which asserts claims for violations of federal securities laws on behalf of persons who acquired our securities between January 27, 2005 and January 30, 2007. Celestica has been named as a defendant in a similar purported class action brought in Canada under Canadian law. Our former Chief Executive and Chief Financial Officers were also named as defendants in these lawsuits. In a consolidated amended U.S. complaint, the plaintiffs have added one of our directors and Onex as defendants. These lawsuits seek unspecified damages. All defendants have filed motions with the U.S. court to dismiss the amended complaint. Those motions are pending. Although we believe the allegations in these claims are without merit and we intend to defend these claims vigorously, these lawsuits could result in substantial costs to us, divert management's attention and resources from our operations and negatively affect our public image and reputation.

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

        Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reconciled to U.S. GAAP. The accounting standards are revised periodically and/or expanded upon by the standard-setting bodies. Accordingly, we are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time to time by these authoritative bodies, which include the Canadian Accounting Standards Board, the Financial Accounting Standards Board and the U.S. Securities and Exchange Commission. The Canadian Accounting Standards Board announced that it will adopt the International Financial Reporting Standards for publicly accountable enterprises in Canada, effective 2011. The adoption of these changes could adversely affect our reported revenue, profitability or financial condition. Compliance with these changes could also increase our financial and accounting costs.

Shares eligible for public sale could adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 22, 2010, we had 210,992,933 subordinate voting shares and 18,946,368 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 1,451,320 subordinate voting shares held by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 of the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 22, 2010, there were approximately 26,000,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 10,700,000 subordinate voting shares. Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

Acts of terrorism and other political and economic developments could adversely affect our business.

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drugs activities, strained international relations arising from these conflicts and the related decline in consumer confidence may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn could adversely affect our revenue and operating results. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of the market price of our securities and may limit the capital resources available to us and our customers and suppliers.

Item 4.    Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada under the name Celestica International Holdings Inc. on September 27, 1996. Since that date, we have amended our articles of incorporation on various occasions, principally to modify our corporate name and our share capital. Our legal and commercial name is Celestica Inc. We are domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario). Our principal executive offices are located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7 and our telephone number is (416) 448-5800. Our website is http://www.celestica.com. Information on our website is not incorporated by reference in this Annual Report.

        Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included our then management.

        Celestica offers a range of electronics manufacturing services and solutions to OEMs across many industries. We operate a global manufacturing and supply chain network.

Recent Acquisitions

        Certain information concerning our acquisition activities, including property, plant and equipment expenditures, and financing activities, is set forth in notes 3, 4, 7, 8, 15, 17 and 22 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Certain information concerning our divestiture activities, including our restructurings, is set forth in note 10 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

B.    Business Overview

        We deliver innovative supply chain solutions to OEMs in the consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology sectors. We believe our services and solutions will help our customers reduce their time to market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through full-service centers of excellence, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers around each of our centers of excellence in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other sites around the globe with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

        Through our centers of excellence and the deployment of our Total Cost of Ownership™ (TCOO) Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers' products, which can help drive greater levels of efficiency and improved service levels throughout our customers' supply chain.

        Our targeted end markets include consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology. Although we supply products and services to over 100 OEMs, we depend on a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 71% of revenue in 2009 and our largest customer represented 17% of revenue. In 2009, we segmented our end markets as follows: consumer (29% of revenue); enterprise communications (21% of revenue); telecommunications (15% of revenue); servers (13% of revenue); storage (12% of revenue); and industrial, aerospace and defense, and healthcare (10% of revenue). The products we manufacture can be found in a wide variety of end products, including smartphones; networking, wireless and telecommunications equipment; storage devices; servers; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment, including set-top boxes and flat-panel televisions; printers and related supplies; peripherals; gaming products; and a range of industrial and green technology electronic equipment.

        We believe our principal strengths include our advanced capabilities in the areas of technology and quality, our flexible service offerings, our financial strength and our market-specific supply chain management capabilities. We offer a wide range of advanced manufacturing technologies, test capabilities and processes to support our customers' needs. We believe our size, geographic reach and expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time-to-market.

        We believe our highly skilled workforce differentiates us from our competitors. We have an entrepreneurial, participative and team-based culture, with a focus on continuous improvement, flexibility and customer service excellence.

        We believe we are well positioned to compete effectively in the EMS industry, given our financial strength and our position as one of the major EMS providers worldwide. Our priorities include to (i) grow revenue through organic program wins and acquisitions; (ii) improve financial results, including operating margins, return on invested capital and cash flow performance; (iii) develop and enhance profitable and key relationships with leading OEMs across our strategic target market segments; (iv) broaden the range of the services we offer to OEMs; and (v) expand capabilities in services and technologies that diversify and expand our revenue base beyond our traditional areas of EMS manufacturing expertise. We believe that success in these areas will result in improved financial performance which will enhance shareholder value.

Electronics Manufacturing Services Industry

Overview

        The EMS industry is comprised of companies that offer a broad range of electronics manufacturing services to OEMs. Since the 1990s, OEMs have increased their reliance on these services to become more efficient and to enhance their competitive positions. Today, the leading EMS companies have global operating networks delivering worldwide supply chain management solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services. By outsourcing the manufacturing and related services, OEMs are able to overcome their most pressing business challenges related to cost, asset utilization, quality, time-to-market and rapidly changing technologies.

        We believe the adoption of outsourcing by OEMs will continue across a number of industries, because it allows OEMs to:

        Reduce Operating Costs and Invested Capital.    OEMs are under significant pressure to reduce total product lifecycle costs, and property, plant and equipment expenditures. The manufacturing process of electronics products has become increasingly automated, which requires greater levels of investment in property, plant and equipment. EMS companies enable OEMs to gain access to a global network of manufacturing facilities with supply chain management expertise, advanced engineering capabilities, flexible capacity and economies of scale. By working with EMS companies, OEMs can reduce their overall product lifecycle and operating costs, working capital and property, plant and equipment investment requirements.

        Focus Resources on Core Competencies.    The EMS industry operates in a highly competitive environment characterized by rapid technological change and shortening product lifecycles. In this environment, many OEMs are prioritizing their resources on their core competencies of product development, sales, marketing and customer service, and outsourcing design, manufacturing, supply chain and other product support requirements to their EMS partners.

        Improve Time-to-Market.    Electronic products experience shorter lifecycles, requiring OEMs to continually reduce the time and cost of bringing products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers, including capabilities relating to design services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.

        Utilize EMS Companies' Procurement, Inventory Management and Logistics Expertise.    Successful manufacturing of electronic products requires significant resources to deal with the complexities in planning, procurement and inventory management, frequent design changes, shorter product lifecycles and product demand fluctuations. OEMs can address these complexities by outsourcing to EMS providers that (i) possess sophisticated IT systems and global supply chain management capabilities and (ii) can leverage significant component procurement advantages to lower product costs.

        Access Leading Engineering Capabilities and Technologies.    Electronic products and the electronics manufacturing technology needed to support them have become complex. As a result, OEMs increasingly rely on EMS companies to provide design, engineering support, manufacturing and technological expertise. Through their design and engineering services, and through the knowledge gained from repairing products, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as assist with improvements in the performance, cost and time required to bring products to market. In addition, OEMs gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    OEMs provide products and support services for a global customer base. EMS companies with global infrastructure and support capabilities provide OEMs with efficient global manufacturing solutions and distribution capabilities.

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

Celestica's Focus

        We are dedicated to building solid partnerships and delivering innovative supply chain solutions to our customers. To achieve this, we work closely with our OEM customers to proactively identify and fulfill current requirements and anticipate future needs. We strive to exceed our customers' expectations by offering a broad range of services to lower costs, increase flexibility and predictability, improve quality and provide better service to their customers. We also look at ways to invest in our customers' future by continuing to deepen our knowledge of their businesses and to develop solutions to meet their needs. We constantly look to advance our technical capabilities to help our customers achieve a competitive advantage. By succeeding in the following areas, we believe we will maximize customer satisfaction, and improve financial performance which will enhance shareholder value:

        Improve Financial Results, Including Operating Margins, Return on Invested Capital and Cash Flow Performance. We continue to focus on (i) improving utilization in regions or sites where volumes are below appropriate levels, (ii) completing our restructuring programs to ensure we have the appropriate global manufacturing network and cost structures in place to serve our customers, (iii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iv) maximizing asset utilization, which we believe when combined with margin enhancement measures will increase our return on invested capital and (v) maximizing cash flow performance.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our OEM customers, and allows us to produce a variety of electronic products ranging from high-volume consumer electronics to highly complex technology infrastructure products. We believe our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and collaborative processes associated with our expertise in supply chain management have generally enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We often collaborate with suppliers to influence component design for the benefit of our customers. Based on the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

        Develop and Enhance Profitable and Key Relationships with Leading OEMs.    We seek to build and sustain profitable, strategic and collaborative relationships with targeted industry leaders in sectors that can benefit from the delivery of our services and solutions. We conduct ourselves as an extension of our customers' organizations which enables us to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong manufacturing relationships with a diverse mix of leading OEMs across several market segments. We believe that our customer base will be a strong source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually look to expand the breadth and depth of the services we provide to OEMs in areas that can reduce their overall product lifecycle costs. In recent years, we have expanded our service offerings to facilitate the manufacture of a broader spectrum of products and to support the full product lines of leading OEMs in a variety of industry segments. During this period, we have also expanded additional capabilities in prototyping, design, engineering solutions, systems assembly, logistics, fulfillment and after-market services.

        Continue to Penetrate Strategic Target End Markets.    As a result of new or continued demand for outsourced electronics manufacturing services, we strive to establish a diverse customer base with OEM customers in several industries. We believe our legacy of expertise in technology, quality and supply chain management, in addition to our broad service offerings, have positioned us as an attractive partner to companies across these market segments. Our goal is to diversify across targeted markets, such as commercial aerospace and defense, healthcare, industrial and green technology, to reduce the risk associated with reliance on only a few sectors. Our revenue diversification is as follows:

	2007	2008	2009
Consumer	19%	23%	29%
Enterprise Communications	28%	25%	21%
Telecommunications	14%	15%	15%
Servers	19%	16%	13%
Storage	10%	10%	12%
Industrial, Aerospace and Defense and Healthcare	10%	11%	10%

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) grow our revenue, (ii) further develop strategic relationships with OEMs in our target markets and (iii) broaden and deepen the scope of our capabilities and service offerings.

Celestica's Business

OEM Supply Chain Services and Solutions

        We are a global provider of innovative supply chain solutions. We offer a full range of services including design, manufacturing, engineering, order fulfillment, logistics and after-market services. We capitalize on our global operating network, information technology and supply chain expertise using a collaborative process and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a broad range of supply chain solutions to our customers provides them with a competitive time-to-market and cost advantage.

        Supply Chain Management.    We use enterprise resource planning and supply chain management systems to optimize materials management from suppliers through to our customers' customers. The effective management of the supply chain is critical to the OEMs' success, as it directly impacts the time required to deliver products to market and the capital requirements associated with carrying inventory. We believe that we have a differentiated supply chain offering compared to our competitors through our TCOO Strategy and Ring Strategy.

        Through our TCOO Strategy, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. Through our Ring Strategy, we strive to align a network of suppliers around each of our centers of excellence so we can increase the agility, flexibility and collaborative approach of our supply chain to deliver the shortest overall lead times for any given product.

        Design.    Our global design services and solutions architects are focused on opportunities that span the entire product lifecycle. Supported by a disciplined approach to program management, we strive to provide flexible design solutions and expertise to help customers optimize the supply chain to reduce their overall product costs, improve time-to-market and introduce competitively differentiated products. A leader in design analysis, we leverage our proprietary CoreSim Technology™ to minimize design spins, speed time to market and provide improved manufacturing yields for our customers. Through our collective experience with common technologies across multiple industries and product groups, we believe we can provide quality and cost-focused solutions for our customers' design needs.

        Our teams collaborate with OEM product designers in the early stages of product development. Our design team uses advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design for manufacturing. Collaborative links and databases between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        We strive to enhance our design services capabilities through strategic relationships with global engineering and research and development organizations, as well as other IT services and business process outsourcing firms. We believe that by combining our companies' strengths, we can create solutions to help our customers overcome design-related challenges. The skills and scalability that we can access enable us to better manage projects throughout the life of the product, including software development and systems validation, as well as complete product sustainability.

        Other key initiatives aimed at enhancing our design services offering include developing and marketing solutions accelerator platforms for products such as blade servers, storage devices, wireless networking equipment and smart grid technologies. We believe these customizable solution accelerators will help OEMs reach their markets faster by reducing design cycles without compromising their intellectual property.

        Green Services™.    We have developed a suite of services to help our customers comply with environmental legislation, such as those relating to the removal of hazardous substances and waste management/recycling. Our services help our customers design, prototype, introduce, manufacture, test, ship, takeback, repair, refurbish, reuse, recycle and properly dispose of end-of-life (EOL) products in compliance with existing and evolving legislation in countries in which we operate.

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

        Systems Assembly and Test.    We use sophisticated technologies in the assembly and testing of our products. We continue to make investments in the development of new assembly and test process techniques to enhance product quality, reduce cost and improve delivery time to customers. We work independently and also collaborate with customers and suppliers to develop leading assembly and test technologies. Systems assembly and testing require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining and testing a wide range of subassemblies and components before shipping to their final destination. Increasingly, OEMs require custom build-to-order system solutions with very short lead times and we are focused on using our advanced supply chain management capabilities to respond to our customers' needs.

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

        Failure Analysis.    Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. The root causes of failures typically relate to inherent component defects and/or deficiencies in design robustness. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use. Field conditions are simulated in failure analysis laboratories which employ advanced electron microscopes, spectrometers and other advanced equipment. We are also able to discover failures before products are shipped, as our highly qualified engineers are proactive in working in partnership with suppliers and customers to develop and implement resolutions.

        Order Fulfillment and Logistics.    We leverage our global scale in manufacturing, supply chain management and fulfillment to provide fully integrated logistics solutions to our customers. Our logistics offerings include warehouse and distribution, freight management, logistics consulting services, product and materials visibility and reverse logistics. We ship worldwide to our customers or, in many cases, directly to our OEMs' customers.

        After Market Services.    We help our customers extend the value of their product through our after-market repair, returns and recycling services, individualized to meet each customer's requirements. These services include field failure analysis, product upgrades, repair and engineering change management. The knowledge gained from these services may also be used in future design activity to improve quality and reliability in next-generation products.

Quality Management

        We believe one of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 and ISO 14001 (environmental) standards, as well as to other industry-specific certifications.

        In addition to these standards, we continue to deploy Lean and Six Sigma initiatives throughout our manufacturing network. Implementing Lean throughout the manufacturing process improves efficiency, shortens cycle times and reduces waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. Six Sigma ensures continuous improvement by reducing process variation. We also apply the knowledge we gain in our after market services to improve the quality and reliability of next-generation products. Success in these areas helps our customers lower their costs, positioning them more competitively in their respective business environments.

        We believe that quality management is one of the key services directly linked to meeting and exceeding our customers' expectations, and we have a series of key performance indicators deployed across our operating network that allow our teams to focus on driving continuous improvement and meeting customers' expectations with respect to quality.

Geographies

        Approximately one-half of our revenue is produced in Asia and one-third of our revenue is produced in North America. A listing of our principal manufacturing and non-manufacturing locations is included in Item 4, "Information on the Company — Description of Property." We believe we have a competitive and strategic global manufacturing network with approximately 80% of our employees located in lower-cost regions. We have deployed many of our significant technical capabilities to a broad number of our global sites in both high-cost and low-cost regions which we believe differentiates us from our competitors.

        Certain geographic information is set forth in note 17 to the Consolidated Financial Statements in Item 18.

Sales and Marketing

        We have adopted a marketing approach focused on creating profitable, strategic relationships with leading OEMs in targeted end markets. We have structured our business development teams by market segment, with a focus on providing complete manufacturing and supply chain solutions. Our coordination of efforts with key global customers has been enhanced by the creation of customer-focused teams, each headed by a group general manager who oversees the global relationship with these customers. These teams work with our solutions architects to develop specific approaches that meet the unique needs of each customer's product or supply chain requirements. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, supply chain management teams, as well as senior executives.

Customers

        We supply products and services to approximately 100 OEM customers and target industry leading customers in strategic market segments focused on key technologies. Our customers include Alcatel Lucent, Cisco Systems, EMC, Hewlett-Packard, Hitachi, Honeywell, IBM, Juniper, NEC, Polycom, Raytheon, Research in Motion and Sun Microsystems. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions, such as design, engineering, order fulfillment, logistics and after-market services.

        During 2009, our largest customer, Research in Motion, represented more than 10% of total revenue. During 2008, we had no customers that represented over 10% of total revenue. Our top 10 customers represented 71% and 63%, respectively, of total revenue for 2009 and 2008.

        We generally enter into contractual agreements with our key customers that provide the framework for our overall relationship. The majority of our customer arrangements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

Technology and Research and Development

        We use advanced technology in the design, assembly and testing of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry. We believe that this provides us with advantages over many of our smaller competitors and our competitors building less complex products.

        Our customer-focused factories are highly flexible and are reconfigured as needed to meet customer-specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly processes. We work with a variety of substrate types based on the products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer boards as well as a broad array of advanced component and attach technologies employed in our customers' products. Increasing demand for full-system assembly solutions continues to drive technical advancement in complex mechanical assembly and configuration.

        Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, advanced automated optical inspection, three-dimensional laser paste volumetric inspection and scanning electron microscopy, is among the most sophisticated in the EMS industry. We work directly with the leaders in the equipment industry to optimize their products and solutions or to jointly design a solution to better meet our needs and the needs of our customers. Furthermore, we employ internally developed automated robotic technology to perform in-process repair.

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

Supply Chain Management

        We have strong relationships with our commodity suppliers. We share data electronically with our key suppliers and ensure speed of supply through strong relationships with our logistics partners and full-service distribution capabilities. During 2009, we procured and managed over $4.5 billion in materials and related services. We view the size and scale of our procurement activities as an important competitive advantage, as it enhances our ability to obtain better pricing, influence component packaging and design and obtain a supply of components in constrained markets.

        We believe we have a differentiated supply chain offering compared to our competitors through our Total Cost of Ownership™ Strategy and Ring Strategy. Through our TCOO Strategy, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. Through our Ring Strategy, we strive to align a network of suppliers around our centers of excellence to increase flexibility in our supply chain and deliver shorter overall product lead times.

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

        To minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the applicable customer contract terms and conditions. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our initiatives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain. In providing electronics manufacturing services to our customers, we are largely protected from the risk of fluctuations in inventory costs, as these costs are generally passed through to customers.

        All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components.

        Many of these suppliers are also involved with our Ring Strategy, whereby the supplier locates its operations in close proximity to our centers of excellence in order to reduce lead times and provide greater levels of flexibility to our customers.

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

Competition

        We compete on a global basis to provide electronics manufacturing services and solutions to OEMs across various end markets. Our competitors include a large number of domestic and foreign companies, such as Benchmark Electronics, Flextronics International, Hon Hai Precision Industry, Jabil Circuit and Sanmina-SCI, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. ODMs, companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services across several markets and product groups, including personal computer motherboards, notebook and desktop computers, cell phones and smartphones. While we have not, to date, encountered significant direct competition from ODMs in our primary markets, such competition may increase if our business in these markets grows, or if ODMs expand into our primary end markets.

        We may also face competition from current and prospective customers who evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, procurement, research and development, and sales and marketing resources than we do. We believe our competitive advantage in our targeted markets is our track record in manufacturing technology, quality, responsiveness and providing cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products on time and compete favorably on price. To enhance our competitiveness, we expect to expand our service offerings or capabilities beyond our traditional areas of EMS manufacturing expertise.

Human Resources

        As of December 31, 2009, we employed approximately 33,000 permanent and temporary (contract) employees worldwide. Some of our employees in the Czech Republic, Japan, Mexico, Singapore and Spain are represented by unions. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly ramp our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required.

        We believe that our employees are our greatest asset. Culturally, we are collaborative, team-oriented, values-driven and results-oriented, with a focus on customer service and quality at all levels. This culture is an important element of our strategy, as we need to be able to fully utilize the intellectual capital of our employees to be successful.

Environmental Matters

        We are subject to various federal, state/provincial, local and multi-national laws and regulations, including environmental measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, and health and safety measures related to practices and procedures applicable to the construction and operation of our plants. We believe that we are currently in compliance in all material respects with applicable laws and have management systems in place to maintain compliance.

        Our past operations and historical operations of others may have resulted in soil and groundwater contamination on our sites. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. Generally, Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis) were obtained for most of our manufacturing facilities at the time of acquisition or leasing. Where contamination is suspected at sites being acquired, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions and will do Phase II assessments where appropriate. These environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results, business, prospects or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites.

        Environmental legislation also operates at the product level. Since 2004, we have developed our Green Services™, offering a suite of services that help our customers comply with environmental legislation, such as the European Union's Restriction of Hazardous Substances (RoHS) and Waste Electrical and Electronic Equipment directive (WEEE) laws and China's RoHS legislation.

Backlog

        Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or cancelled.

Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture. With a significant exposure to consumer, computing and communications infrastructure products, there will be a level of seasonality in our quarterly revenue patterns for many customers. The consumer electronics business has revenue peaks that are different than those of our communications and enterprise computing market segments. The pace of technological change, the frequency of OEMs transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, our efforts to diversify our revenue base, and limited visibility in technology end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly owned:

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation;

        Celestica Cayman Holdings 9 Limited, a Cayman Islands corporation;

        Celestica Corporation, a Delaware corporation;

        Celestica (Gibraltar) Limited, a Gibraltar corporation;

        Celestica Holdings Pte Ltd., a Singapore corporation;

        Celestica Hong Kong Limited, a Hong Kong corporation;

        Celestica International Inc., an Ontario corporation;

        Celestica Liquidity Management Hungary Limited Liability Company, a Hungary corporation;

        Celestica (Luxembourg) S.ÀR.L., a Luxembourg corporation;

        Celestica (Thailand) Limited, a Thailand corporation;

        Celestica (US Holdings) Inc., a Delaware corporation;

        IMS International Manufacturing Services Limited, a Cayman Islands corporation;

        1282087 Ontario Inc., an Ontario corporation;

        1681714 Ontario Inc., an Ontario corporation; and

        1755630 Ontario Inc., an Ontario corporation.

D.    Description of Property

        The following table summarizes our principal facilities as of February 22, 2010. Our facilities are used to provide electronics manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, and other related manufacturing and customer support activities, including warehousing, distribution and fulfillment.

Major locations	Square Footage	Owned/Leased
	(in thousands)
Ontario(1)	906	Owned/Leased
California(1)	728	Leased
Tennessee(1)	404	Leased
Texas(1)	200	Leased
Mexico(1)	657	Leased
Ireland	133	Leased
Spain	418	Owned
Czech Republic(1)	185	Owned/Leased
Romania	200	Owned
Scotland	58	Leased
China(1)	1,050	Owned/Leased
Malaysia(1)	878	Owned/Leased
Thailand(1)	1,085	Owned/Leased
Singapore(1)	309	Leased
Japan(1)	315	Owned/Leased

(1)
This represents multiple locations.

        Our principal executive office is located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7. Our principal facilities are certified to ISO 9001 and ISO 14001 (environmental) standards.

        Our land and facility leases expire between 2010 and 2060. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

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

        None.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP is disclosed in note 20 to the Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 19, 2010.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward looking statements within the meaning of section 27A of the U.S. Securities Act, section 21E of the U.S. Exchange Act, and applicable Canadian securities legislation, including, without limitation, statements related to our future growth; trends in our industry; our financial or operational results including anticipated expenses, benefits or payments; the redemption of our Senior Subordinated Notes and the expected benefits of such redemption; our financial or operational performance; and our conversion from Canadian GAAP to International Financial Reporting Standards. Such forward looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward looking statements themselves. Such forward looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may", "will", "should" or "would" or may otherwise be indicated as forward looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of an uncertain or weak economic environment; our inability to retain or expand our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer activities; the challenge of responding to changes in customer demand; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency fluctuations; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.

        Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward looking statements, even if our situation changes in the future. All forward looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

        We deliver innovative supply chain solutions to original equipment manufacturers (OEMs) in the consumer, enterprise computing, communications, industrial, aerospace and defense, healthcare and green technology markets. We believe our services and solutions will help our customers reduce their time to market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through full-service centers of excellence, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers in proximity to our centers of excellence in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other sites around the globe with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

        Through our centers of excellence and the deployment of our Total Cost of Ownership™ (TCOO) Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of design, sourcing, production, delivery and after market services for our customers' products, which can help drive greater levels of efficiency and improved service levels throughout our customers' supply chains.

        Our targeted end markets include consumer, enterprise computing, communications, industrial, aerospace and defense, healthcare and green technology. We offer a full range of services to our customers including design, manufacturing, engineering, order fulfillment, logistics and after-market services. We are focused on expanding these service offerings across our major markets with existing and new customers. In particular, we intend to invest in assets and resources to expand our design, engineering and after-market service capabilities to support future growth opportunities. Our recent acquisition of Scotland-based Invec Solutions Limited will enhance our after market services offering.

        Although we supply products and services to over 100 OEMs, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 71% of revenue in 2009 and our largest customer represented 17% of revenue. The products we manufacture can be found in a wide variety of end products, including smartphones; networking, wireless and telecommunications equipment; storage devices; servers; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment, including set-top boxes and flat-panel televisions; printers and related supplies; peripherals; gaming products; and a range of industrial and green technology electronic equipment.

        We believe that our principal strengths include our advanced capabilities in the areas of technology and quality, our flexible service offerings, our financial strength and our market-specific supply chain management capabilities. We offer a wide range of advanced manufacturing technologies, test capabilities and processes to support our customers' needs. We believe our size, geographic reach and expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time-to-market.

        We believe we are well positioned to compete effectively in the EMS industry, given our financial strength and our position as one of the major EMS providers worldwide. Our priorities include to (i) grow revenue through organic program wins and acquisitions; (ii) improve financial results, including operating margins, return on invested capital and cash flow performance; (iii) develop and enhance profitable and key relationships with leading OEMs across our strategic target market segments; (iv) broaden the range of the services we offer to OEMs; and (v) expand capabilities in services and technologies that diversify and expand our revenue base beyond our traditional areas of EMS manufacturing expertise. We believe that success in these areas will result in improved financial performance which will enhance shareholder value.

Overview of business environment:

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by large revenue opportunities, operating margins are comparatively low and aggressive pricing pressure is a common business dynamic in the industry. Capacity utilization is an important factor affecting operating margins. The amount of available manufacturing capacity and the location of that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that return on invested capital, which is primarily affected by operating margins and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

        EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited which makes revenue in each of our end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, rapid shifts in technology for our customers' products and general economic conditions. Recent global economic conditions and uncertainty, including the global economic downturn and volatile capital markets, have negatively impacted the operations of most EMS providers, including Celestica.

Impact of current economic environment:

        In 2009, as a result of the global economic downturn, revenue declined year-over-year in all end markets that we serve, other than the consumer market, which was relatively flat. Although the global economy has recovered somewhat from the recent economic and financial crisis, the economic outlook remains uncertain with continued low end market visibility for our customers. This environment can pose significant risk to our business due to continuing weak demand or customer financial stress or bankruptcy. While we have operated relatively well during this period, we expect that this uncertainty will continue to impact our revenue, operating profitability and cash flow. As customers adjust their strategies during this time, we continue to experience increased pricing pressure and other competitive pressures. Despite the difficult end-market environment, recent demand increases have resulted in some component and material shortages, as well as extended lead times. If this trend accelerates, similar shortages could impact our financial results. The trend towards outsourcing continues to change as some customers have brought their production back in-house to fill capacity, while other customers have chosen to increase their outsourcing to reduce costs. Other customers have shifted their production between EMS providers based on pricing concessions or their preference for consolidating their supply chain. This environment has resulted in additional restructuring actions and site closures as we respond to our customers' actions. The uncertain environment has also impacted foreign currency rates, the fair value of our financial instruments and the returns we earn on our pension assets, among other items. The global economic uncertainty has impacted, and we expect will continue to impact, the financial condition of some of our customers and suppliers. We will continue to closely monitor our suppliers' and customers' financial condition and creditworthiness in an effort to ensure continuity of supply and to limit the impact from companies that have or may become financially distressed. Although we have processes in place to limit our exposure to financially weaker customers and suppliers, our efforts may not eliminate all risks. The interruption of supply from a raw materials supplier, especially for single sourced components, could have a significant impact on our operations, and on our customers, if we are unable to deliver finished products in a timely manner.

Summary of 2009

        The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Year ended December 31
	2007	2008	2009
Revenue	$8,070.4	$7,678.2	$6,092.2
Gross profit	422.4	531.1	429.8
Selling, general and administrative expenses (SG&A)(1)	271.7	292.0	244.5
Net earnings (loss)	(13.7)	(720.5)	55.0
Basic earnings (loss) per share	$(0.06)	$(3.14)	$0.24
Diluted earnings (loss) per share	$(0.06)	$(3.14)	$0.24

	December 31
	2008	2009
Cash and cash equivalents	$1,201.0	$937.7
Total assets	3,786.2	3,106.1
Total long-term financial liabilities	733.1	222.8

(1)
On January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." For 2007 and 2008, we have retroactively reclassified $23.4 million and $11.8 million, respectively, of computer software amortization from depreciation expense, included in SG&A, to amortization of intangible assets.

        Revenue for 2009 of $6.1 billion decreased 21% from $7.7 billion in 2008. Revenue decreased in all end markets, other than the consumer market, which was relatively flat compared to the prior year. The slower economic environment has continued to impact end-market demand, resulting in lower production volumes. Our production volumes also vary each period because of the impacts associated with program wins or losses with new, existing or disengaging customers, changes in demand for the products we manufacture, and seasonality, among other factors. The consumer end market was our largest segment, representing 29% of revenue for 2009.

        Gross profit for 2009 decreased 19% from 2008. The decrease in gross profit was primarily due to lower volumes, partially offset by benefits from cost reductions, restructuring actions and increased productivity. Gross margin as a percentage of revenue increased to 7.1% in 2009 compared to 6.9% in 2008.

        SG&A for 2009 decreased 16% from 2008 primarily due to lower foreign exchange losses, benefits from cost reductions and restructuring actions, and lower IT and consulting costs.

        Gross profit and SG&A for 2009 were negatively impacted by $5.2 million and $5.7 million, respectively, relating to a mark-to-market adjustment for certain restricted share unit awards vesting in the first quarter of 2010, which we plan to settle with cash. Cash-settled awards are accounted for as liabilities and are remeasured at market value at each reporting date until the settlement date. Management's current intention is to settle future restricted share unit awards in the form of shares purchased in the open market and, as a result, will continue to account for these awards as equity awards.

        In January 2008, we announced that we would incur restructuring charges of between $50 million and $75 million. In July 2009, we announced further restructuring charges of between $75 million and $100 million. Combined, we expect to incur total restructuring charges of between $150 million and $175 million associated with this program. During 2008 and 2009, we recorded total restructuring charges of $118.4 million. We expect to complete these restructuring actions by the end of 2010.

        During 2009, we paid $495.8 million in cash, excluding accrued interest, to repurchase our Senior Subordinated Notes due 2011 (2011 Notes) and recorded a gain of $19.5 million in other charges. We expect the redemption will result in an estimated benefit to our net interest expense of approximately $14 million in 2010.

        Our net loss for 2008 of $720.5 million included a write-off of goodwill of $850.5 million.

        In January 2010, we announced our intention to redeem our outstanding Senior Subordinated Notes due 2013 (2013 Notes) at a price of 103.813% of the principal amount of $223.1 million. We expect to complete the redemption in the first quarter of 2010 using existing cash resources. Based on the carrying value at December 31, 2009 and the redemption price, we expect to incur a loss of approximately $9 million which we will record in other charges. We expect the redemption will reduce our net interest expense by approximately $4 million per quarter after redemption.

Other performance indicators:

        In addition to the key financial, revenue and earnings related metrics described above, management regularly reviews the following metrics:

        Cash Cycle Days:

	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09
Days in accounts receivable	44	42	43	50	56	50	49	46
Days in inventory	42	42	40	41	50	47	42	40
Days in accounts payable	(53)	(52)	(53)	(57)	(63)	(55)	(57)	(56)

Cash cycle days	33	32	30	34	43	42	34	30

        Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P. Beginning with the fourth quarter of 2009, we excluded accrued liabilities from the average A/P balance when calculating A/P days. We made this change to better align our definition of cash cycle days with that used by some of our major competitors. We have recalculated our days in A/P and our cash cycle days for prior periods to reflect this change.

        Cash cycle days for the fourth quarter of 2009 decreased from the same period in 2008 by four days. A/R and inventory days improved by four days and one day, respectively, from the fourth quarter of 2008. The year-over-year improvement in A/R reflects the continued strong collection efforts driven in part by changes in customer payment terms. Cash cycle days for the fourth quarter of 2009 improved four days compared to the third quarter of 2009, primarily reflecting improved inventory turns and continued strong collections.

        Management also reviews adjusted net earnings, adjusted operating margin (EBIAT), return on invested capital (ROIC) and free cash flow metrics, which are referred to in the non-GAAP measures on page 51.

Critical Accounting Policies and Estimates

        We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to U.S. GAAP, as disclosed in note 20 to the Consolidated Financial Statements.

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

        Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Effective January 1, 2009, we adopted the revised accounting standards for goodwill and intangible assets, which are summarized in note 2 to the Consolidated Financial Statements. We have retroactively reclassified $34.0 million of computer software assets on our consolidated balance sheet at December 31, 2008 from property, plant and equipment to intangible assets. We have also reclassified $11.8 million of computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets for 2008 ($23.4 million for 2007).

Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. We regularly adjust our inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging and future demand for the inventory. A change to these assumptions could impact the valuation of inventory and have a resulting impact on gross margins. We procure inventory based on specific customer orders and forecasts. If actual market conditions or our customers' product demands are less favourable than those projected, additional valuation adjustments may be required for the related customer. We attempt to utilize excess inventory in other products we manufacture or to return the inventory to the supplier or customer. Our success in these recovery efforts may result in the reversal of previously recorded inventory valuations.

Income taxes:

        We have recorded an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain and estimations are required for exposures related to examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. We recognize a tax benefit related to tax uncertainties when it is probable based on our best estimate of the amount that will ultimately be realized. A change to these estimates could impact the income tax provision.

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

Goodwill:

        To the extent we have goodwill, we perform our annual impairment test in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. If our market capitalization is less than our book value for a sustained period of time, it could be an indicator that an impairment loss has occurred. We test impairment, using the two-step method, at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. We estimate the fair value of the reporting units using a combination of a market capitalization approach, a multiples approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections, discount rates and market multiples at the reporting unit level. A significant change to these assumptions could impact the fair value of the reporting units resulting in a change to the impairment charge. During the fourth quarter of 2008, we conducted our annual goodwill assessment, and wrote off the entire goodwill balance. At December 31, 2009, our goodwill balance was zero. See further details on page 39 and in note 10(b) to the Consolidated Financial Statements.

Long-lived assets:

        We estimate the useful lives of property, plant and equipment and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. We perform an annual impairment test on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss has occurred. We test impairment, using the two-step method, by comparing the carrying amount of an asset, or group of assets, to the undiscounted cash flows from the use and eventual disposal of the asset or group of assets. If the carrying amount exceeds the undiscounted cash flows, we perform step two by comparing the fair value of the asset or group of assets to its carrying amount to determine the amount of impairment. We estimate fair value using discounted cash flows or estimates of market values for certain assets, where available. Revenue and expense projections are discounted using risk-adjusted rates. We work with independent brokers to obtain the market prices to support our real property values. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections, discount rates and market values. A significant change to these assumptions and estimates could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and the impairment charge. We recorded a long-lived asset impairment loss in 2009. See note 10(c) to the Consolidated Financial Statements. Future impairment tests may result in further impairment charges.

Restructuring charges:

        We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been vacated, owned facilities which are no longer used and are available-for-sale, costs of leased equipment that are no longer used, impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been vacated, the liability for lease obligations is calculated on a discounted basis based on future lease payments less estimated sublease income. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we could expect to realize. The estimated liability could change subsequent to its initial recognition, requiring adjustments to the restructuring expense and liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

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

        The fair values of our pension assets were based on a measurement date of December 31, 2009. We evaluate these assumptions on a regular basis, taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense and funding requirements. See notes 2(k) and 13 to the Consolidated Financial Statements.

Operating Results

        Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to variation in demand for their products, general economic conditions, their attempts to balance their inventory, availability of materials and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are affected by: the mix, volumes and seasonality of business in each of our end markets; price competition; mix of manufacturing value-add; capacity utilization; manufacturing effectiveness and efficiency; the degree of automation used in the assembly process; availability of components or labor; costs associated with ramping new programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers; the ability to manage inventory, production location and equipment effectively; the ability to manage changing labor, component, energy and transportation costs effectively; the timing of expenditures in anticipation of forecasted sales levels; the timing of acquisitions and related integration costs; and other factors.

        In the EMS industry, customers can often award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, consolidation among OEMs, as well as decisions to adjust the volume of business being outsourced. Our operating results for each period include the impacts associated with program wins or losses with new, existing or disengaging customers. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Significant period to period variations can result from the timing of new programs reaching full production, existing programs being fully transferred to a competitor and programs reaching end-of-life.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31
	2007	2008	2009
Revenue	100.0%	100.0%	100.0%
Cost of sales	94.8	93.1	92.9

Gross profit	5.2	6.9	7.1
SG&A(1)	3.4	3.8	4.0
Amortization of intangible assets(1)	0.6	0.4	0.4
Other charges	0.6	11.5	1.1
Interest expense, net of interest income	0.6	0.5	0.6

Earnings (loss) before income taxes	—	(9.3)	1.0
Income taxes expense	(0.2)	(0.1)	(0.1)

Net earnings (loss)	(0.2)%	(9.4)%	0.9%

(1)
On January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." For 2007 and 2008, we have retroactively reclassified $23.4 million and $11.8 million, respectively, of computer software amortization from depreciation expense, included in SG&A, to amortization of intangible assets.

Revenue:

        Revenue for 2009 of $6.1 billion decreased 21% from $7.7 billion for 2008. Revenue decreased in all end markets, other than the consumer market, which was relatively flat compared with 2008. The slower economic environment has continued to impact end-market demand, resulting in lower production volumes. Revenue from our telecommunications and enterprise communications markets also reflected program disengagements or program transfers back to customers or to competitors.

        Revenue for 2008 of $7.7 billion decreased 5% from $8.1 billion for 2007. The decrease in revenue was due to lower volumes associated with weaker end-market demand, primarily in the servers, enterprise communications and storage end markets, which more than offset the increase in revenue primarily from customers in our consumer, telecommunications and industrial end markets. The amount of revenue reduction for 2008 from customer disengagements, primarily in the enterprise communications end market, was approximately 5%.

        The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Year ended December 31
	2007	2008	2009
Consumer	19%	23%	29%
Enterprise Communications	28%	25%	21%
Telecommunications	14%	15%	15%
Servers	19%	16%	13%
Storage	10%	10%	12%
Industrial, Aerospace and Defense, and Healthcare	10%	11%	10%

        Beginning January 1, 2009, we included certain customer programs, such as office products, automotive and healthcare, in our industrial, aerospace and defense, and healthcare category. Previously, we included these customer programs in our consumer category. We have recalculated our prior period percentages to conform to the current period's presentation. For each of 2007 and 2008, we reclassified 3% of revenue from our consumer end-market category to industrial, aerospace and defense, and healthcare. We may change the classification or grouping of our end markets in the future to reflect changes to how we manage these markets and the dynamics of those businesses.

        Our revenue and operating results vary from period to period depending on the level of demand and seasonality in each of our end markets, the mix and complexity of the products being manufactured, and the impact associated with program wins or losses with new, existing or disengaging customers, among other factors.

        Although we have diversified our end markets over the past several years, we are dependent on a limited number of customers in the consumer, communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of servers and storage) end markets for a substantial portion of our revenue.

        The consumer market was our largest end market in 2009, representing 29% of total revenue, with over half of our consumer business generated by smartphones. Our largest customer is categorized in the consumer segment and represented 17% of total revenue in 2009. Revenue from our consumer market in 2009 was relatively flat compared to the prior year and reflected new program wins, primarily in the smartphone markets, which offset the declines from customers impacted by the slower general economic environment. Revenue from our enterprise communications market in 2009 declined from 2008 due to a combination of weaker customer end markets and our 2008 decision to disengage from programs generating unacceptable returns. All of our other end markets continued to be negatively impacted by the slower economy, although we have seen some modest improvements during the second half of 2009.

        For 2009, one customer in our consumer end market individually represented more than 10% of total revenue. Research in Motion accounted for 17% of total revenue for 2009. For 2008, no customer represented more than 10% of total revenue. This change also increased our customer concentration percentages below.

        Whether any of our customers account for more than 10% of revenue in any period depends on various factors affecting our business with that customer or with other customers, including overall changes in demand for a customer's product, seasonality of business, new program wins or losses, the phasing in or out of programs, price competition and changes in our customers' supplier base or supply chain strategies.

        The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Year ended December 31
	2007	2008	2009
Top 10 customers	61%	63%	71%

        Our recent success in the smartphone market, driven primarily by new program wins, has increased our customer concentration as a percentage of total revenue. In general, business in the consumer segment, and in particular smartphones, is characterized by shorter product lifecycles, significant increases or decreases in program volumes based on strength in end-market demand, rapid changes in consumer preferences for these products and devices, and greater ease in shifting these products among EMS competitors. The increased exposure to this segment may make revenue more volatile and could result in increased risk to our financial results.

        We are dependent upon continued revenue from our largest customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations. The global economic uncertainty continues to adversely affect our customers and has negatively impacted our financial results. Recent demand increases in some end markets have resulted in component and material shortages, as well as extended lead times. If this trend accelerates, similar shortages could impact our financial results.

        We believe that delivering sustainable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also actively pursue new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on offering innovative supply chain solutions which include design, manufacturing, engineering, order fulfillment, logistics and after market services. We may also seek acquisition opportunities in order to diversify our customer base, enhance our capabilities, or add new technologies or capabilities to our offerings. In our industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. If they do not, this could have a material adverse impact on our results of operations.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Year ended December 31
	2007	2008	2009
Gross profit (in millions)	$422.4	$531.1	$429.8
Gross margin	5.2%	6.9%	7.1%

        Gross profit for 2009 decreased 19% from 2008. The decrease in gross profit was due primarily to lower volumes, partially offset by continued operational improvements and increased productivity. Gross margin as a percentage of revenue improved for 2009 compared to 2008, reflecting primarily continued operational improvements.

        Gross profit for 2008 increased 26% from 2007 primarily due to operational improvements in Mexico and Europe. In addition, we continued to benefit from cost reductions, restructuring actions, the impact of renegotiating or exiting unprofitable accounts and the streamlining and simplifying of processes throughout the company.

        Multiple factors cause gross margin to fluctuate including: product volume and mix; production efficiencies; utilization of manufacturing capacity; material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites; pricing pressures from competitors; foreign exchange volatility; the availability of components; and other factors.

Selling, general and administrative expenses:

        SG&A for 2009 decreased 16% to $244.5 million (4.0% of revenue) compared to $292.0 million (3.8% of revenue) in 2008. The decrease in SG&A for 2009 was primarily a result of lower foreign exchange losses, overall cost reductions including lower IT and consulting costs, and benefits from restructuring actions. In 2009, our foreign exchange losses were $1.1 million compared to $16.4 million in 2008. These losses were significantly lower in 2009 as a result of our successful balance sheet hedging program, as well as a more stable currency environment. The increase in SG&A as a percentage of revenue for 2009 compared to 2008 primarily reflects the fixed nature of some of our SG&A expenses, as well as the lower revenue levels in 2009.

        SG&A increased 7% to $292.0 million (3.8% of revenue) in 2008 compared to $271.7 million (3.4% of revenue) in 2007. The increase in SG&A for 2008 was due primarily to foreign exchange losses, mainly in the second half of 2008 for certain foreign currencies, and higher variable compensation costs, partially offset by lower IT consulting and support costs and capital tax recoveries. The increase in SG&A as a percentage of revenue reflects higher costs, as well as the lower revenue levels in 2008.

        Each quarter, we incur unrealized foreign exchange gains or losses on the translation of foreign currency denominated asset and liability balances to U.S. dollars and these amounts are included in SG&A. The amount of these gains or losses fluctuates from quarter to quarter and is dependent on currency markets and the value of our foreign currency denominated asset or liability positions in each period. We also incur realized transactional foreign exchange gains or losses in the normal course of business. To mitigate the foreign exchange translation volatility that impacted us in the second half of 2008, we started to enter into forward exchange contracts to partially hedge our significant balance sheet exposures in certain currencies. Since the balance sheet hedges are based on forecasts of the future position of net assets or liabilities denominated in foreign currencies, they may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

Stock-based compensation:

        We recorded the following stock-based compensation costs, included in cost of sales and SG&A, for the periods indicated (in millions):

	Year ended December 31
	2007	2008	2009
Stock option awards	$7.0	$6.6	$5.9
Restricted share unit awards(a)	6.2	16.8	33.0

	$13.2	$23.4	$38.9

(a)
We have the option to settle restricted share unit awards in the form of shares that we purchase in the open market or cash. Historically, we have settled these awards with shares purchased in the open market. The cost of equity-settled awards is based on the market value of our subordinate voting shares at the time of grant. We amortize this cost to compensation expense over the vesting period on a straight-line basis, with a corresponding charge through contributed surplus. During the fourth quarter of 2009, we decided to settle the share unit awards vesting in the first quarter of 2010 with cash. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date. As a result of our decision to settle these awards with cash, we reclassified the accumulated balance, representing the grant date fair value of vested awards, recorded in contributed surplus to accrued liabilities. We adjusted this liability to the market value of our underlying subordinate voting shares at December 31, 2009, with a corresponding charge to compensation expense. We recorded a mark-to-market adjustment of $10.9 million (cost of sales — $5.2 million; SG&A — $5.7 million) in the fourth quarter of 2009, which is included in the $33.0 million balance above. Management's current intention is to settle future share unit awards in the form of shares purchased in the open market and, as a result, will continue to account for these awards as equity awards.

Other charges:

  (i)
  We have recorded the following restructuring charges for the periods indicated (in millions):

	Year ended December 31
	2007	2008	2009
Restructuring charges	$37.3	$35.3	$83.1

        In January 2008, we announced restructuring charges of between $50 million and $75 million would be recorded throughout 2008 and 2009. In light of the continued uncertain economic environment, we determined that further restructuring actions were required to improve our overall utilization and reduce overhead costs. In July 2009, we announced additional restructuring charges of between $75 million and $100 million. Combined, we expect to incur total restructuring charges of between $150 million and $175 million associated with this program. We recorded $118.4 million of restructuring charges during 2008 and 2009. Of that amount, $83.1 million was recorded in 2009. We expect to complete these restructuring actions by the end of 2010. As we complete these restructuring actions, we expect our overall utilization and operating efficiency to improve. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its recognition, requiring adjustments to our recorded expense and liability amounts.

        Our restructuring actions include consolidating facilities and reducing our workforce, primarily in the Americas, Europe and the Philippines. The majority of the employees terminated were manufacturing and plant employees. For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in the accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas. We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

        We evaluate our operations from time to time and may propose future restructuring actions or divestitures as a result of changes in the market place and/or our exit from less profitable or non-strategic operations.

  (ii)
  We have recorded the following impairment charges for the periods indicated (in millions):

	Year ended December 31
	2007	2008	2009
Goodwill impairment	$—	$850.5	$—
Long-lived asset impairment	15.1	8.8	12.3

  Goodwill impairment:

        We perform our goodwill impairment test in the fourth quarter of each year. We test impairment using the two-step method, at the reporting unit level, by comparing the reporting unit's carrying amount to its fair value (step one). To the extent a reporting unit's carrying amount exceeds its fair value, we may have an impairment of goodwill. We measure impairment by comparing the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount (step two).

        During the fourth quarter of 2008, we performed our annual goodwill impairment test. All of our goodwill was allocated to our Asia reporting unit. Our goodwill balance prior to the impairment charge was $850.5 million and was established primarily as a result of an acquisition in 2001.

        We completed our step one analysis using a combination of a market capitalization approach and a multiples approach which was then validated with a discounted cash flow. The market capitalization approach used our publicly traded stock price to determine fair value which we allocated to the Asia reporting unit on a pro rata basis based on earnings. The multiples approach used comparable market multiples, which were based on an average of our major competitors trading multiples, to determine fair value. Both of the fair values determined by the market approaches were adjusted upward for a control premium, an estimated amount a buyer would pay over the trading price of the company's shares to gain control of the company. We applied a 20% control premium to the fair values, which we believe is a reasonable estimate based on past transactions in the EMS industry at December 31, 2008. The discounted cash flow method used our three-year revenue and expense projections to determine fair value. These projections were based on site submissions and input from our customer teams during our plan cycle in the fourth quarter of 2008. Our projections were negatively impacted by customers who decreased their demand forecasts as the global economy deteriorated in the fourth quarter of 2008. Subsequent to our internal plan submissions, we decreased our future internal projections in response to the economic downturn and the overall uncertainties and lack of visibility at that time. We discounted our three-year projections using a 27% discount rate. At that time, the economic environment negatively impacted our ability to forecast future demand and in turn resulted in our use of a higher discount rate, reflecting the risk and uncertainty in the markets. We averaged the fair values derived from the above approaches to determine the estimated fair value of the Asia reporting unit.

        The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which was significantly below our book value, and the deteriorating macro environment, which resulted in a decline in expected future demand. The process of determining fair value was subjective and required management to exercise a significant amount of judgment in determining future growth rates, discount rates and tax rates, among other factors. We therefore performed the second step of the goodwill impairment assessment to quantify the amount of impairment. We engaged an independent third-party consultant to assist with our step two analysis. This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end-market deterioration and economic uncertainties impacting expected future demand at that time, we concluded that the entire goodwill balance as of December 31, 2008 of $850.5 million was impaired. The goodwill impairment charge was non-cash in nature and did not affect our liquidity, cash flows from operating activities or our compliance with debt covenants.

        During the fourth quarter of 2007, we performed our annual goodwill assessment and determined there was no impairment. At December 31, 2009, our goodwill balance was zero.

  Long-lived asset impairment:

        During the fourth quarter of each year, we conduct our annual recoverability review of long-lived assets. Impairment is measured as the excess of the carrying amount over the fair value of the assets determined using discounted cash flows and estimated market values, where available. We recorded an impairment charge of $12.3 million in 2009 (2008 — $8.8 million; 2007 — $15.1 million).

  (iii)
  We have recorded the following charges related to the debt repurchases for the periods indicated (in millions):

	Year ended December 31
	2007	2008	2009
Gain on repurchase of Senior Subordinated Notes	$—	$(7.6)	$(19.5)
Write-down of embedded prepayment option	—	—	16.7

	$—	$(7.6)	$(2.8)

        In March 2009, we paid $149.7 million, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $150.0 million and recognized a gain of $9.1 million. In November 2009, we paid $346.1 million, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $339.4 million and recognized a gain of $10.4 million. The gains on the repurchases were measured based on the carrying value of the repurchased portion of the 2011 Notes on the dates of repurchase. We also terminated our interest rate swap agreements related to the 2011 Notes in February 2009 and received $14.7 million in cash, excluding accrued interest, as settlement of these agreements. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes in the first quarter of 2009 and recorded a write-down in the carrying value of the embedded prepayment option on the 2011 Notes.

        In January 2010, we announced our intention to redeem our outstanding 2013 Notes at a price of 103.813% of the principal amount of $223.1 million. We expect to complete the redemption in the first quarter of 2010. Based on the carrying value at December 31, 2009 of $222.8 million and the redemption price, we expect to incur a loss of approximately $9 million which we will record in other charges.

Interest expense on long-term debt and other interest income/expense:

        The following table is a breakdown of interest expense or income for the periods indicated (in millions):

	Year ended December 31
	2007	2008	2009
Interest costs on credit facilities and Senior Subordinated Notes (Notes)(i)	$67.0	$56.8	$44.3
Mark-to-market adjustment and amortization of basis adjustment(ii)	(0.6)	1.0	(9.0)

Interest expense on long-term debt	$66.4	$57.8	$35.3

Interest income, net of other interest expense(iii)	$15.2	$15.3	$0.3

(i)
Our interest expense consists primarily of the interest costs on the Notes. The interest rate on the 2013 Notes was fixed at 7.625%. We entered into agreements to swap the fixed interest rate on our 2011 Notes for a variable rate. We terminated these interest rate swap agreements on the 2011 Notes in February 2009. The average interest rate on the 2011 Notes for 2009 through to redemption in November 2009 was 7.0% (2008 — 6.5%; 2007 — 8.3%, after reflecting the variable interest rate swaps).

In November 2009, we paid $346.1 million to redeem the outstanding 2011 Notes. We expect the redemption will result in an estimated benefit to our net interest expense of approximately $14 million in 2010. Assuming we complete the redemption of our 2013 Notes in the first quarter of 2010, we expect to further reduce our interest expense by approximately $4 million per quarter after the redemption.

(ii)
We mark-to-market the embedded prepayment options in our Notes until the options are extinguished. The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatilities and credit spreads. The majority of the 2009 balance arises from the amortization of the historical fair value adjustment on the 2011 Notes, from the date of discontinuing fair value hedge accounting to extinguishment, which reduced interest expense on long-term debt. We also applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009. The change in fair values each period were recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or planned debt redemption which we recorded in other charges.

(iii)
Interest income earned on cash balances throughout 2009 was significantly lower compared to previous years primarily due to lower rates and lower cash balances.

Income taxes:

        Income tax expense for 2009 was $5.4 million on earnings before tax of $60.4 million compared to an income tax expense of $5.0 million for 2008 on losses before tax of $715.5 million and income tax expense of $20.8 million in 2007 on earnings before tax of $7.1 million. Current income taxes for 2009 consisted primarily of the tax expense in jurisdictions with current taxes payable and additional tax reserves related to ongoing Canadian tax audits. Deferred income taxes for 2009 were comprised primarily of the deferred tax recoveries for losses and future deductible temporary differences in Canada and for reversals of certain valuation allowances previously recorded on deferred income tax assets. Current income taxes for 2008 consisted primarily of tax expense in jurisdictions with current taxes payable and additional tax reserves related to ongoing Canadian tax audits. Deferred income taxes for 2008 were comprised primarily of the deferred tax recoveries for losses and future deductible temporary differences in Canada and certain foreign taxable jurisdictions.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter to quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2010 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. We expect to continue to comply with the conditions governing the tax holidays.

        In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $582.6 million is required in respect of our deferred income tax assets as at December 31, 2009 (December 31, 2008 — $591.9 million).

        As at December 31, 2009, the net deferred income tax liability balance was $8.4 million (December 31, 2008 — $31.2 million).

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

        Certain of our subsidiaries provide financing, products and services, and may from time to time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

        In connection with a tax audit in Brazil, in the fourth quarter of 2009, tax authorities took the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. We believe we have substantial defenses to the asserted position. However, there can be no assurance as to the final resolution of this matter and, if it is determined adversely to us, the amounts we may be required to pay for taxes, interest and penalties could be material.

        We have and will continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

Acquisitions:

        We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that we expect would expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global manufacturing network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS manufacturing expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition can be successfully integrated or will generate the returns that we expected.

        In January 2010, we completed the acquisition of Invec Solutions Limited, which is based in Scotland. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. The acquisition will enhance our global after-market services by integrating Invec's proprietary reverse logistics software throughout our network. The cash purchase price was $6.4 million.

Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the periods indicated (in millions):

	As at December 31
	2007	2008	2009
Cash and cash equivalents	$1,116.7	$1,201.0	$937.7

	Year ended December 31
	2007	2008	2009
Cash provided by operations	$351.4	$208.2	$293.5
Cash used in investing activities	(36.9)	(80.8)	(66.3)
Cash used in financing activities	(1.5)	(43.1)	(490.5)

Cash provided by operations:

        We generated $293.5 million in cash from operations during 2009 primarily from earnings after adding back non-cash charges and lower working capital requirements. The improvements in A/R and inventory were offset partially by decreases in A/P. The decrease in our A/R balance from the prior year reflects lower revenue and continued strong cash collections, driven in part by changes in customer payment terms. We had not sold any A/R as at December 31, 2008 or December 31, 2009 under our A/R sales program. The decrease in inventory from the prior year reflects improved inventory management and lower volumes.

        We generated $208.2 million in cash from operations in 2008 primarily from earnings after adding back non-cash charges, partially offset by higher working capital requirements. Higher working capital was driven primarily by an increase in A/R, partially offset by higher A/P. The year-over-year increase in A/R reflects that there were no A/R sold under our A/R sales program as at December 31, 2008 (December 31, 2007 — $225.0 million sold) partially offset by cash collections.

Cash used in investing activities:

        Our capital expenditures were incurred primarily to enhance our supply chain and manufacturing capabilities in various geographies and to support new customer programs.

        Our capital spending for 2009 totaled $77.3 million, representing approximately 1.3% of revenue for the year. We anticipate similar spending levels for 2010.

Cash used in financing activities:

        During 2009, we paid $495.8 million (2008 — $30.4 million) in cash to repurchase our outstanding 2011 Notes. We terminated our interest rate swap agreements in February 2009 and received $14.7 million in cash as settlement of these agreements. In 2009, we used $8.4 million (2008 — $11.9 million; 2007 — $3.2 million) in cash to purchase subordinate voting shares in the open market. We reissued these shares to employees as their share unit awards vest. In the first quarter of 2010, we paid approximately $29 million in cash to settle the share unit awards that vested in February 2010.

Cash requirements:

        We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility and bank overdraft facilities, will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months, including our planned redemption of the 2013 Notes. Historically, we have funded our operations from the proceeds of public offerings of equity and debt instruments, cash generated from operations, bank debt, sales of A/R and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of A/R and lease transactions to fund anticipated growth and acquisitions. The issuance and timing of additional equity or convertible debt securities could dilute current shareholders' positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. The pricing of such debt securities is subject to market conditions at the time of issuance. At December 31, 2009, we had significant cash balances in excess of our debt obligations.

        As at December 31, 2009, we have contractual obligations that require future payments as follows (in millions):

	Total(i)	2010	2011	2012	2013	2014	Thereafter
2013 Notes(ii)	$223.1	$223.1	$—	$—	$—	$—	$—
Interest on long-term debt(iii)	2.8	2.8	—	—	—	—	—
Operating leases	117.8	39.5	24.3	11.7	9.2	6.9	26.2
Restricted share unit awards(iv)	29.0	29.0	—	—	—	—	—
Pension plan contributions(v)	32.6	32.6	—	—	—	—	—
Non-pension post-employment plan payments	43.2	3.8	3.8	3.9	4.0	4.1	23.6

(i)
The contractual obligations chart above does not include our agreement with a third party for the outsourcing of our IT support. Our costs under this IT support agreement fluctuate based on our usage. We are permitted to terminate this agreement at any time for a declining fee.

(ii)
Represents the principal amount outstanding. In January 2010, we announced our intention to redeem the 2013 Notes in the first quarter of 2010.

(iii)
Estimated interest on the 2013 Notes based on completing the planned redemption in the first quarter of 2010.

(iv)
Represents cash paid in the first quarter of 2010 to settle share unit awards vested in February 2010. We expect to purchase subordinate voting shares in the open market to settle share unit awards vesting in future periods. We have excluded the estimated cash outlay for these future settlements from the above table due to difficulties in estimating future share prices and the number of awards that will ultimately vest.

(v)
Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments and, from time to time, make voluntary contributions to the pension plans. Based on our latest actuarial valuations, we estimate our minimum funding requirements for 2010 to be $32.6 million (2009 — $33.0 million). We also expect to contribute $3.8 million to the non-pension post-employment benefit plans to fund the estimated benefit payments in 2010. We expect our total pension expense for 2010 to be $19.4 million (2009 — $23.6 million).

        The following outlines our pension contributions and pension expense for the periods indicated (in millions):

	Year ended December 31
	2008	2009	2010
			(estimated)
Contributions:
Defined benefit plans	$22.0	$22.3	$21.5
Defined contribution plans	11.8	10.7	11.1

	$33.8	$33.0	$32.6

Expense:
Defined benefit plans	$6.2	$12.9	$8.3
Defined contribution plans	11.8	10.7	11.1

	$18.0	$23.6	$19.4

        We maintain multiple defined benefit plans. Our contribution amount is determined based on actuarial valuations. The global economic conditions have impacted our asset returns, primarily in the second half of 2008. Continued volatility in the capital markets will impact future asset values in our pension plans. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks associated with actuarial valuation measurement uncertainty may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our results of operations, cash flows or liquidity.

        As at December 31, 2009, we have commitments that expire as follows (in millions):

	Total	2010	2011	2012	2013	2014	Thereafter
Foreign currency contracts(i)	$489.2	$473.2	$16.0	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds	50.2	50.2	—	—	—	—	—
Capital expenditures(ii)	15.0	15.0	—	—	—	—	—
Acquisitions(iii)	6.4	6.4	—	—	—	—	—

(i)
Represents the aggregate notional amounts of the forward currency contracts.

(ii)
As of December 31, 2009, we had committed approximately $15.0 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies to support new customer programs. Based on our current operating plans, we anticipate capital spending for 2010 to be approximately 1.1% to 1.3% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.

(iii)
We paid $6.4 million in January 2010 to acquire Invec Solutions Limited.

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

        We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third-party intellectual property infringement claims and third-party claims for property damage from negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

        In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. These motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

        We received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. We recorded the recovery, net of estimated reserves, in other charges of $23.7 million during the fourth quarter of 2009. Future adjustments to our estimated reserves, if any, will be recorded through other charges.

Capital Resources

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities and bank overdraft facilities, senior subordinated notes and share capital.

        At December 31, 2009, we had cash of $937.7 million, comprised of cash (approximately 28%) and cash equivalents (approximately 72%). Our current portfolio consists of certificates of deposits and certain money market funds that are secured exclusively by U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2009 a Standard and Poor's rating of A-1 or above.

        We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. At December 31, 2009, we had full access to a $200.0 million credit facility, access to bank overdraft facilities, and we could sell up to $250.0 million in A/R, on a committed basis, under an A/R sales program to provide short-term liquidity. Our credit facility has restrictive covenants relating to debt incurrence, the sale of assets and a change of control. The facility also contains financial covenants that may limit the amount of debt that can be incurred under the facility. We closely monitor our business performance to evaluate compliance with our covenants. Our 2013 Notes, which we intend to redeem in the first quarter of 2010, also have restrictions on financing activities. During 2009, we redeemed our outstanding 2011 Notes. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants. As of December 31, 2009, we were in compliance with these covenants.

        We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders nor do we have any current plans to repurchase shares through a stock buy-back plan. We have purchased and expect to, from time to time, purchase shares in the open market for the settlement of share unit awards to employees under our long-term incentive plans.

        Our strategy on capital risk management has not changed since 2008. Other than the restrictive covenants associated with our debt obligations, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

        Our revolving credit facility for $300.0 million expired in April 2009. In April 2009, we renewed this facility on generally similar terms and conditions, and reduced the size of the facility to $200.0 million, with a maturity of April 2011. We pledged certain assets, including the shares of certain North American subsidiaries, as security for the facility. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. Borrowings bear a higher interest rate under this facility than under the prior facility.

        The facility has restrictive covenants relating to debt incurrence, the sale of assets, and a change of control. We are also required to comply with financial covenants related to indebtedness, interest coverage and liquidity. We were in compliance with all covenants at December 31, 2009. There were no borrowings outstanding under our facility at December 31, 2009. Commitment fees for 2009 were $2.1 million. We paid $2.3 million in upfront commitment fees and closing costs in the second quarter of 2009. These costs are amortized to interest expense on long-term debt over the term of the renewed facility.

        We have additional uncommitted bank overdraft facilities available for operating requirements which total $65.0 million at December 31, 2009. There were no borrowings outstanding under these facilities at December 31, 2009.

        In November 2009, we renewed an agreement to sell certain A/R to a third-party bank (which had at December 31, 2009 a Standard and Poor's rating of A+) and other qualified purchasers. We can sell up to $250.0 million in A/R, on a committed basis, to provide short-term liquidity. The program also provides for the sale of certain A/R in excess of the committed amount at the discretion of the purchasers. At December 31, 2009, we had not sold any A/R under the program (December 31, 2008 — zero dollars sold; December 31, 2007 — $225.0 million sold). This program remains available to us until November 2010.

        Both Standard and Poor's and Moody's Investors Service provide ratings on Celestica. These credit ratings reflect the agencies' current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, an industry's operating environment, financial performance of the debtor, creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

        On September 29, 2009, Standard and Poor's upgraded our corporate rating to BB- from B+ and our Notes rating to BB- from B, with a stable outlook. On February 25, 2010, following the announcement of our fourth quarter results and our intention to redeem our outstanding 2013 Notes, Standard and Poor's upgraded our corporate and Notes ratings to BB from BB-, with a stable outlook. The Notes rating, which is 13th out of 22 on the Standard and Poor's rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation, but adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. On November 6, 2009, Moody's Investor Service upgraded our corporate rating to Ba3 from B1 and our Notes rating to B2 from B3 with a stable outlook. The Notes rating is 15th out of 21 on the Moody's Investor Service rating scale. Obligations rated B2 are considered to be in the mid range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could adversely impact our future cost of borrowing. At December 31, 2009, we had significant cash balances in excess of our debt obligations.

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

        The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

        We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We traditionally enter into forward exchange contracts to hedge against our cash flows in foreign currencies. To mitigate foreign exchange translation volatility, we enter into forward exchange contracts to partially hedge our significant balance sheet exposures in certain currencies. These balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

        At December 31, 2009, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies (in millions):

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$206.5	$0.92	15	$7.7
British pound sterling	89.5	1.60	4	(0.1)
Thai baht	50.1	0.03	12	0.2
Malaysian ringgit	47.8	0.29	12	0.2
Mexican peso	37.1	0.08	12	0.1
Singapore dollar	18.9	0.70	12	0.3
Euro	13.3	1.45	3	—
Romanian lei	13.1	0.33	12	(0.3)
Czech koruna	12.9	0.05	6	(0.1)

Total	$489.2			$8.0

        Our contracts generally extend for periods of up to 15 months and expire by March 2011. The fair value of these contracts at December 31, 2009 was a net unrealized gain of $8.0 million (December 31, 2008 — net unrealized loss of $38.9 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the forward contracts were entered into and the valuation date at period end. The change in the net unrealized gain or loss of our foreign currency contracts during 2009 is due primarily to the settlement of contracts with significant losses and the favourable movement in the exchange rates for the currencies we hedge. We monitor our hedging program each quarter. The counterparties to these contracts are financial institutions, each of which had at December 31, 2009 a Standard and Poor's rating of A or above.

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

        Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our foreign subsidiaries. We currently manage this risk through our hedging program using forecasts of future cash flows and our balance sheet exposures denominated in foreign currencies.

        Interest rate risk: We are exposed to interest rate risks as we have significant cash balances invested at floating rates. Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had at December 31, 2009 a Standard and Poor's rating of A or above. The financial institution with which we renewed our A/R sales program had a Standard and Poor's rating of A+ at December 31, 2009. At December 31, 2009, we had not sold any A/R under this program. We believe that the credit risk of counterparty non-performance is low.

        We also provide credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations, as well as frequent communications with them, enabling us to monitor current changes in their business operations. We review concentration of credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. As at December 31, 2009, less than 1% of our gross A/R were over 90 days past due and our allowance for doubtful accounts balance was $7.5 million.

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. In the first quarter of 2010, we intend to redeem our outstanding 2013 Notes, with a principal amount of $223.1 million, at a price of 103.813%, together with accrued and unpaid interest to the redemption date. Management believes that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our credit facility and bank overdraft facilities are sufficient to support our financial obligations.

Related Party Transactions

        In 2008, we entered into a manufacturing agreement with a company under the control of our controlling shareholder. During 2009, we recorded revenue of $42.3 million (2008 — $19.3 million) from this related party. All transactions with this related party were in the normal course of operations. All amounts were recorded at the exchange amount, being the amount agreed to by the parties.

Outstanding Share Data

        As of February 22, 2010, we had 211.0 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 10.7 million outstanding stock options, 5.8 million outstanding restricted share units and 8.1 million outstanding performance share units, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance based vesting).

        In October 2009, we issued a short form prospectus related to the secondary offering and sale of 10.7 million subordinate voting shares of our company by Onex Corporation and certain of its affiliates (Onex), our controlling shareholder. As part of this secondary offering, Onex converted 10.7 million multiple voting shares to 10.7 million subordinate voting shares in order to effect the sale. We did not receive any proceeds from the sale.

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

Changes in internal controls over financial reporting:

        During 2009, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for the year ended December 31, 2009. This report appears on page F-2.

        Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2008				2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,835.7	$1,876.3	$2,030.8	$1,935.4	$1,469.4	$1,402.2	$1,556.2	$1,664.4
Gross profit %	6.3%	6.7%	7.4%	7.3%	7.6%	7.3%	6.9%	6.6%
Net earnings (loss)	$29.8	$39.8	$32.1	$(822.2)	$19.2	$5.3	$(0.6)	$31.1
# of basic shares	229.1	229.2	229.4	229.4	229.4	229.4	229.5	229.7
# of diluted shares	229.2	230.4	230.3	229.4	229.4	230.2	229.5	232.0
Net earnings (loss):
per share — basic	$0.13	$0.17	$0.14	$(3.58)	$0.08	$0.02	$0.00	$0.14
per share — diluted	$0.13	$0.17	$0.14	$(3.58)	$0.08	$0.02	$0.00	$0.13

Comparability quarter-to-quarter:

        The quarterly data reflects the following:

  –
  the fourth quarters of 2008 and 2009 include the results of our annual impairment testing of goodwill and long-lived assets; and

  –
  all quarters of 2008 and 2009 were impacted by our announced restructuring plans. The amounts vary from quarter to quarter.

Fourth quarter 2009 compared to fourth quarter 2008:

        Revenue for the fourth quarter of 2009 decreased 14% to $1.7 billion from $1.9 billion for the same period in 2008. Lower revenue primarily from our telecommunications and enterprise communications segments accounted for a 12% decrease in total revenue from the prior period. This was offset partially by our storage segment which grew primarily due to new program wins. Revenue from our consumer market was relatively flat for the fourth quarter of 2009 compared to the same period in 2008. Gross margin decreased to 6.6% of revenue for the fourth quarter of 2009 from 7.3% for the same period in 2008, primarily due to reduced revenue, changes in the mix of products manufactured and the mark-to-market adjustment on restricted share unit awards in the fourth quarter of 2009. SG&A for the fourth quarter of 2009 of $61.2 million decreased $15.7 million from the same period in 2008 primarily as a result of lower foreign exchange losses and overall cost reductions, offset partially by the $5.7 million mark-to-market adjustment on the restricted share unit awards in the fourth quarter of 2009. The net loss in the fourth quarter of 2008 included a goodwill impairment charge of $850.5 million.

Fourth quarter 2009 compared to third quarter 2009:

        Revenue for the fourth quarter of 2009 increased 7% to $1.7 billion from $1.6 billion for the third quarter of 2009. Revenue from all our end markets increased sequentially, other than the telecommunications market which was flat, from the third quarter of 2009. The consumer and server markets benefited from new program wins. Gross margin decreased from 6.9% of revenue in the third quarter of 2009 to 6.6% in the fourth quarter of 2009, primarily as a result of the mark-to-market adjustment on the restricted share unit awards, which negatively impacted gross margin in the fourth quarter of 2009 by 0.3%. SG&A increased $7.2 million from the third quarter of 2009 to $61.2 million in the fourth quarter of 2009, primarily reflecting the $5.7 million mark-to-market adjustment on the restricted share unit awards in the fourth quarter of 2009. The net loss in the third quarter of 2009 included restructuring and other charges totaling $43.5 million. Net earnings in the fourth quarter of 2009 included other recoveries totaling $8.7 million, net of restructuring charges.

Fourth quarter 2009 actual compared to guidance:

        Our guidance is provided on an adjusted net earnings (defined below) basis only as it is difficult to forecast the various items impacting GAAP net earnings, such as the amount and timing of our restructuring and debt repurchase activities. A reconciliation of adjusted net earnings, which is a non-GAAP measure, to Canadian GAAP net earnings is set forth below.

        Beginning with the fourth quarter of 2009, we revised the definition of our non-GAAP adjusted net earnings to exclude all stock-based compensation (in addition to the items previously excluded) to allow for a better comparison with our major North American EMS competitors. For consistency, we made similar changes in the definitions of additional non-GAAP metrics: adjusted gross margin, adjusted SG&A, adjusted operating margin (EBIAT) and ROIC. Prior to the fourth quarter of 2009, option expense was the only stock-based compensation item excluded from the adjusted net earnings definition and other non-GAAP metrics. We now exclude (in addition to the items previously excluded) restricted share unit costs and any other stock-based compensation expense that may arise from adjusted net earnings and other non-GAAP measures. We have recalculated prior period comparatives to conform to the current periods' definitions.

        Management uses adjusted net earnings (and other non-GAAP metrics) as a measure of enterprise-wide performance. Management believes adjusted net earnings is a useful measure for management, as well as investors, to compare operating performance from period-to-period. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, total stock-based compensation including option and restricted share unit costs, amortization of intangible assets (except amortization of computer software) and the related income tax effect of these adjustments. The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. See reconciliation below.

        On October 22, 2009, we provided the following guidance for the fourth quarter of 2009:

	Q4 09
	Guidance	Actual
Revenue (in billions)(i)	$1.55 to $1.70	$1.66
Adjusted net earnings per share(ii)	$0.16 to $0.22	$0.21

(i)
Revenue for the fourth quarter of 2009 exceeded the midpoint of our published guidance.

(ii)
Our published guidance range for adjusted net earnings per share of $0.14 to $0.20 did not reflect the revised definition for this metric. Guidance for adjusted net earnings per share, using the revised definition, would have been $0.16 to $0.22. Adjusted net earnings per share for the fourth quarter of 2009 was $0.21 and met the high end of this range.

        Adjusted net earnings per share for the fourth quarter of 2008, using the revised definition, was $0.28 and included a $0.07 per share benefit associated with the reduction in the income tax rate for adjusted net earnings. Excluding the tax benefit, adjusted net earnings per share for the fourth quarter of 2008 was $0.21.

The following table sets forth, for the periods indicated, a reconciliation of Canadian GAAP earnings (loss) to adjusted net earnings and other non-GAAP metrics (in millions, except per share amounts):

	2008			2009
Three months ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$1,935.4	$—	$1,935.4	$1,664.4	$—	$1,664.4
Cost of sales(1)(2)	1,794.8	(2.7)	1,792.1	1,555.3	(8.3)	1,547.0

Gross profit(2)	140.6	2.7	143.3	109.1	8.3	117.4
SG&A(1)(2)(3)	76.9	(4.2)	72.7	61.2	(9.2)	52.0
Amortization of intangible assets(3)	6.4	(3.3)	3.1	6.6	(1.9)	4.7
Other charges	861.9	(861.9)	—	(8.7)	8.7	—

Operating earnings (loss) — EBIAT(4)	(804.6)	872.1	67.5	50.0	10.7	60.7
Interest expense, net	13.7	—	13.7	5.7	—	5.7

Net earnings (loss) before tax	(818.3)	872.1	53.8	44.3	10.7	55.0
Income tax expense (recovery)	3.9	(15.3)	(11.4)	13.2	(7.7)	5.5

Net earnings (loss)	$(822.2)	$887.4	$65.2	$31.1	$18.4	$49.5

# of shares (in millions) — diluted	229.4		229.4	232.0		232.0
Earnings (loss) per share	$(3.58)		$0.28	$0.13		$0.21
ROIC(5)			18.8%			27.5%
Free cash flow(6)			$(17.3)			$27.5

	2008			2009
Year ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$7,678.2	$—	$7,678.2	$6,092.2	$—	$6,092.2
Cost of sales(1)(2)	7,147.1	(10.3)	7,136.8	5,662.4	(18.0)	5,644.4

Gross profit(2)	531.1	10.3	541.4	429.8	18.0	447.8
SG&A(1)(2)(3)	292.0	(13.1)	278.9	244.5	(20.9)	223.6
Amortization of intangible assets(3)	26.9	(15.1)	11.8	21.9	(8.8)	13.1
Other charges	885.2	(885.2)	—	68.0	(68.0)	—

Operating earnings (loss) — EBIAT(4)	(673.0)	923.7	250.7	95.4	115.7	211.1
Interest expense, net	42.5	—	42.5	35.0	—	35.0

Net earnings (loss) before tax	(715.5)	923.7	208.2	60.4	115.7	176.1
Income tax expense (recovery)	5.0	(1.0)	4.0	5.4	12.2	17.6

Net earnings (loss)	$(720.5)	$924.7	$204.2	$55.0	$103.5	$158.5

# of shares (in millions) — diluted	229.3		229.6	230.9		230.9
Earnings (loss) per share — diluted	$(3.14)		$0.89	$0.24		$0.69
ROIC(5)			14.6%			22.0%
Free cash flow(6)			$127.1			$223.7

(1)
Total stock-based compensation, comprised of option and restricted share unit costs, is excluded from the calculation of adjusted net earnings, adjusted gross margin, adjusted SG&A, adjusted operating margin (EBIAT) and return on invested capital (ROIC). Prior to the fourth quarter of 2009, option expense was the only stock-based compensation item excluded from these calculations. All of these metrics, which are non-GAAP measures, including comparatives for prior periods, reflect the revised definition. The following table shows how the revised definition has impacted these metrics (in millions, except per share amounts):

	Q4 2008	2008	Q4 2009(a)	2009(a)
Adjusted gross profit increase(2)	$2.1	$7.4	$2.6	$10.5
Adjusted SG&A decrease(2)	3.2	9.4	2.7	11.6
EBIAT increase(4)	5.3	16.8	5.3	22.1
Adjusted net earnings increase	6.1	16.5	4.8	20.0
Adjusted net earnings per share increase	$0.02	$0.07	$0.02	$0.09
ROIC% increase(5)	1.5%	1.0%	2.3%	2.3%

    (a)Excluded the impact of a mark-to-market accounting adjustment related to restricted share unit awards totaling $10.9 million recorded in the fourth quarter of 2009 (cost of sales — $5.2 million; SG&A — $5.7 million). See note 8(e) to the Consolidated Financial Statements.

(2)
Management uses these non-GAAP measures to assess operating performance. As discussed above, we revised our definition of each of these measures commencing with the results for the fourth quarter of 2009. Management believes that each of these measures is an appropriate metric for management, as well as investors, to compare operating performance from period-to-period. Adjusted gross profit is calculated by excluding total stock-based compensation from GAAP gross profit. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted SG&A is calculated by excluding total stock-based compensation from GAAP SG&A. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue. Neither adjusted gross profit, adjusted gross margin, nor adjusted SG&A has any standardized meaning prescribed by Canadian or U.S. GAAP, and is not necessarily comparable to similar measures presented by other companies. Neither adjusted gross profit, adjusted gross margin, nor adjusted SG&A is a measure of performance under Canadian or U.S. GAAP and no such measure should be considered in isolation or as a substitute for any standardized measure.

(3)
Certain 2008 GAAP numbers have been restated to reflect the change in accounting for computer software effective January 1, 2009 as required under Canadian GAAP. For the fourth quarter of 2008, $3.1 million in amortization of computer software has been reclassified from SG&A expenses to amortization of intangible assets (2008 — $11.8 million). Amortization of computer software is not excluded for EBIAT or adjusted net earnings. There is no impact to our current or previously reported EBIAT, adjusted net earnings or net earnings (loss) for this change in accounting.

(4)
Management uses adjusted operating margin (EBIAT) as a measure to assess operating performance. As discussed above, we revised our definition of EBIAT commencing with the results for the fourth quarter of 2009. Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, total stock-based compensation including option and restricted share unit costs, amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments. Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company's operating performance from period-to-period. The term EBIAT does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP.

(5)
Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. As discussed above, we revised our definition of ROIC commencing with the results for the fourth quarter of 2009. The ROIC metric used by the company includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT (defined in (4) above) by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. Management believes ROIC is an appropriate measure for management, as well as investors, to compare the company's operating performance from period-to-period. The term ROIC does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. ROIC is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure. There is no comparable measure under GAAP.

(6)
Management uses free cash flow as a measure to assess cash flow performance. Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment). Management believes that free cash flow is an appropriate measure for management, as well as investors, to compare cash flow performance from period-to-period. The term free cash flow does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. Free cash flow is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure. There is no comparable measure under GAAP.

First quarter 2010 guidance:

        On January 27, 2010, we provided the following guidance for the first quarter of 2010:

Q1 10 — Guidance
Revenue (in billions)	$1.45 to $1.60
Adjusted net earnings per share, using the revised definition	$0.15 to $0.21

        At the midpoint, our revenue guidance for the first quarter of 2010 represents an 8% sequential decrease from our fourth quarter of 2009. This compares to the historic 15% to 20% sequential declines that we have experienced from our fourth quarter to our first quarter of each year. We expect the impact of seasonality to be less severe than in previous years as our guidance also reflects modest end-market growth, new programs and changing product mix in the first quarter of 2010.

        Our guidance for the first quarter of 2010 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our guidance for the first quarter of 2010 is given for the purpose of providing information about management's current expectations and plans relating to the first quarter of 2010. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

(a)   Goodwill and intangible assets:

        On January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. As required by this standard, we have retroactively reclassified $34.0 million of computer software assets on our consolidated balance sheet as at December 31, 2008 from property, plant and equipment to intangible assets. In addition, we have reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets. The adoption of this standard did not change our previously reported net earnings or loss.

(b)   International financial reporting standards (IFRS):

        In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada. Effective January 1, 2011, companies must convert from Canadian GAAP to IFRS. IFRS is effective for our first quarter ending March 31, 2011, with comparative data also prepared under IFRS.

        We have initiated an IFRS transition project with a formal and detailed project plan and a dedicated project manager. A multi-functional project team consisting of management from finance, taxation, treasury, legal, human resources, IT and operations is engaged on the project. We have also engaged external IFRS consulting partners. We have established a formal governance structure that includes both a steering committee and an accounting technical review committee, and regular reporting is provided to our senior executive management and to our Audit Committee on the project's progress. Our project focuses on the key areas impacted by this conversion, including financial reporting, systems and processes, communications and training. Our transition plan is progressing according to our implementation schedule.

        The review of the potential impacts of IFRS was conducted in phases. In phase 1, we worked with independent consultants to complete a diagnostic of the key financial, systems and businesses that would potentially be impacted by our transition to IFRS. In phase 2, we completed our detailed analysis of the potential accounting and reporting differences between Canadian GAAP and IFRS, and made preliminary accounting policy choices. Although we have not completed our evaluation, we have not identified significant changes in our business activities as a result of the IFRS transition. We plan to continually evaluate any such impact during 2010.

Accounting Policies:

        The following are our preliminary significant IFRS policy decisions and significant expected accounting differences, based on our analysis of the current IFRS standards. We will provide formal training to our finance staff and other personnel at each of our sites during the first half of 2010. Additional differences between Canadian GAAP and IFRS may be identified once the training is completed and as we conduct the quantification process. As a result, our accounting policy choices may change prior to the adoption of IFRS on January 1, 2011. Although we have identified key accounting policy differences, we cannot at this time determine the impact of these differences to our consolidated financial statements.

        First-time adoption of IFRS (IFRS 1):

        Upon transition, a company is required to apply each IFRS on a retrospective basis. However, IFRS 1 has certain mandatory exceptions, as well as limited optional exemptions, in specific areas of certain standards that do not require retrospective application of IFRS. Based on our analysis to date, we expect to apply the following optional exemptions available under IFRS 1 that will be significant to us in preparing our first consolidated financial statements under IFRS:

        Business combinations — IFRS 1 allows us to apply this standard on a prospective or retrospective basis. We have elected to apply IFRS 3(revised), Business combinations, on a prospective basis for all business combinations completed after January 1, 2010.

        Employee benefits — IFRS 1 provides the option to retrospectively apply the corridor method to actuarial gains or losses or to recognize the cumulative gains or losses deferred under Canadian GAAP through equity at the transition date. We have elected to recognize cumulative actuarial gains or losses at January 1, 2010 through retained deficit for all our employee benefit plans. We have $128.1 million in unrecognized actuarial losses at December 31, 2009 under Canadian GAAP.

        Cumulative translation differences — IFRS 1 allows cumulative translation differences for foreign operations to be cleared through equity on transition. Gains or losses from the subsequent disposal of the foreign operations would exclude translation differences arising prior to adopting IFRS. We have elected to reset cumulative translation differences to zero on transition. We have cumulative translation gains of $46.9 million at December 31, 2009.

        IFRS to Canadian GAAP differences:

        In addition to the IFRS 1 exceptions and exemptions, the following are preliminary differences between our Canadian GAAP accounting policies and those under IFRS that we believe are applicable and significant to Celestica based on our analysis to date:

        Pension and other post-employment benefits — Under Canadian GAAP, we generally defer our actuarial gains and losses from defined benefit plans and then amortize using the corridor method. Under IFRS, we expect to recognize all actuarial gains and losses immediately through equity without recording them in the income statement in subsequent periods. Additionally, IFRS has incremental considerations beyond Canadian GAAP with respect to limits on defined benefit assets, minimum funding requirements, and their interaction, which could result in adjustments to the amounts recorded under Canadian GAAP. We are currently reviewing our pension plans in detail to determine the impact upon transition.

        Hedge effectiveness measurement — IFRS requires us to incorporate credit risk into the assessment of hedge effectiveness and ineffectiveness and requires more documentation to support the hedging relationships. We expect that our hedging relationships will continue to qualify under IFRS.

        Impairment of long-lived assets — Reversal of asset impairment losses is not permitted under Canadian GAAP. IFRS requires the reversal of impairment losses, for assets other than goodwill, if certain criteria are met. Although we have recorded impairment losses against property, plant and equipment and intangible assets under Canadian GAAP, we do not believe at this time that these losses would be reversed under IFRS. However, we will begin to track previous and future impairments as required. Under IFRS, impairment testing is a one-step process. An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. Under Canadian GAAP, impairment is tested using a two-step process. We may recognize higher impairment losses under IFRS.

        Share-based payments — Under Canadian GAAP, each grant is treated as a single arrangement and compensation expense is determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis. IFRS requires a separate calculation of compensation expense for awards that vest in installments. Under IFRS, compensation expense will differ from Canadian GAAP based on the changing fair values used for each installment and the timing of recognizing compensation expense, which will be accelerated under IFRS.

        Income taxes — The recognition of deferred income taxes for temporary differences arising from inter-company transfers of property and from foreign exchange fluctuations on non-monetary items are prohibited under Canadian GAAP. There are no similar exceptions under IFRS. In addition, other significant differences may include accounting for uncertain tax positions, backwards tracing and differences relating to presentation and disclosure. We will also be impacted by the potential income tax effect of the other IFRS changes noted above.

        The impact of IFRS at transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances. The evolving nature of IFRS may also result in additional accounting changes, some of which may be significant. We will continue to monitor changes in the IFRS standards and will adjust our transition plans accordingly.

Internal control over financial reporting and disclosure controls and procedures:

        We have augmented our existing controls and procedures to include controls and procedures regarding the implementation of IFRS. Our quality assurance plan, which forms part of the overall IFRS transition plan, includes project management, communication and training, formal review of financial data with management oversight and certifications, internal audits, controls over financial system changes and the use of disclosure checklists. We expect that as we progress through our IFRS transition, we may adjust our plans.

Financial reporting expertise:

        We identified key financial reporting experts at various levels of our business, who received advanced IFRS training from our consulting partners. We have prepared training materials covering the transition plan and applicable accounting standards and have begun detailed training of our global finance organization. We plan to also hold IFRS information sessions for senior management and members of our IFRS steering committee and Audit Committee.

Information systems:

        During 2009, we began to identify and assess the impact of IFRS on our financial systems. Our information technology team is in the process of designing solutions to ensure enterprise-wide IFRS compliance in IT systems. We currently are preparing our consolidations system to receive, consolidate and comply with the new reporting and data requirements under IFRS, which includes capturing financial data for the 2010 comparative period.

(c)   Business combinations:

        In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

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

(e)   Financial instruments — disclosures:

        Effective December 31, 2009, we adopted the amendment issued by the CICA Handbook Section 3862, "Financial instruments — disclosures," which requires enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. These requirements correspond to the IFRS on financial instruments disclosures. The adoption of this standard did not have a material impact on our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The following table sets forth certain information regarding the current directors and executive officers of Celestica.

Name	Age	Position with Celestica	Residence
Robert L. Crandall	74	Chairman of the Board and Director	Florida, US
William A. Etherington	68	Director	Ontario, Canada
Laurette Koellner	55	Director	Florida, US
Richard S. Love	72	Director	California, US
Eamon J. Ryan	64	Director	Ontario, Canada
Gerald W. Schwartz	68	Director	Ontario, Canada
Don Tapscott	62	Director	Ontario, Canada
Craig H. Muhlhauser	61	Director, President and Chief Executive Officer	New Jersey, US
Paul Nicoletti	42	Executive Vice President and Chief Financial Officer	Ontario, Canada
John Boucher	50	Executive Vice President, Global Sales and Supply Chain Solutions	New Hampshire, US
Elizabeth L. DelBianco	50	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
John Peri	48	Executive Vice President, Global Operations	Ontario, Canada
Mary Gendron	44	Senior Vice President and Chief Information Officer	Illinois, US
Peter A. Lindgren	47	Senior Vice President and General Manager, Growth and Emerging Markets Segment	Colorado, US

Name	Age	Position with Celestica	Residence
Michael P. McCaughey	48	Senior Vice President and General Manager, Communications Market Segment	Quebec, Canada
Darren Myers	36	Senior Vice President and Corporate Controller	Ontario, Canada
Robert J. Sellers	43	Senior Vice President and General Manager, Enterprise and Consumer Market Segments	Hong Kong, China

        The following is a brief biography of each of Celestica's directors and executive officers:

        Robert L. Crandall has been a director of Celestica since 1998 and Chairman of the Board of Directors of Celestica since January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall is a director of Air Cell, Inc., a privately held company, and holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

        William A. Etherington has been a director of Celestica since 2001. He is also a director of MDS Inc. and Onex Corporation, each of which is a public corporation, and of SS&C Technologies Inc., a private firm. He is a former director and Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce. He retired in 2001 as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. Mr. Etherington is a member of the President's Council, The University of Western Ontario and director of St. Michael's Hospital. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

        Laurette Koellner has been a director of Celestica since 2009. She is the retired President of Boeing International, a division of The Boeing Company. Previously, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. Ms. Koellner currently serves on the board and as chair of the Regulatory Compliance Committee of AIG Corporation and on the board and as chair of the Audit Committee of Sara Lee Corporation, both of which are public corporations, is a member of the University of Central Florida Dean's Executive Council, and a member of the Council on Foreign Relations. She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University in Deland, Florida. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.

        Richard S. Love has been a director of Celestica since 1998. He is a former Vice President of Hewlett Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett Packard's Computer Systems Organization. From 1962 until 1997, he held positions of increasing responsibility with Hewlett Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.

        Eamon J. Ryan has been a director of Celestica since 2008. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark in 1991 as the President of Lexmark Canada. Before Lexmark, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in their Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

        Gerald W. Schwartz has been a director of Celestica since 1998. He is the Chairman of the Board and Chief Executive Officer of Onex Corporation, a public corporation. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation, and of RSI Home Products, Inc. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director of The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University, and a Doctor of Philosophy (Hon.) from Tel Aviv University.

        Don Tapscott has been a director of Celestica since 1998. He is Chairman of the think-tank nGenera Insight and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. Mr. Tapscott is also an internationally respected authority, consultant and speaker on business strategy and organizational transformation and the author of thirteen widely-read books on the application of technology in business. He is also a fellow of the World Economic Forum. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as Doctor of Laws (Hon.) degrees from the University of Alberta and Trent University.

        Craig H. Muhlhauser is President and Chief Executive Officer, and since 2007, is also a director of Celestica. Prior to his current position, he was President and Executive Vice President of Worldwide Sales and Business Development. Before joining Celestica in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. He was serving as President of Exide Technologies when that entity filed for bankruptcy in 2002, was named Chief Executive Officer of Exide Technologies shortly thereafter and successfully led the company out of bankruptcy protection in 2004. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. He was a director of Intermet Corporation, a privately held company, which filed for bankruptcy in the U.S. in August 2008 and emerged from Chapter 11 protection in September 2009. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, communications, utility, automotive and aerospace and defense sectors. He holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.

        Paul Nicoletti is Executive Vice President and Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions in order to protect and enhance Celestica's shareholder value. He also leads Celestica's corporate development organization which focuses on creating value through acquisitions and partnerships. Previously, he was Senior Vice President, Finance and held the role of Corporate Treasurer, with responsibility for Celestica's global financial operations, segment financial reporting, strategic pricing, corporate tax and all corporate finance and treasury-related matters. Prior to that, Mr. Nicoletti was Vice President, Global Financial Operations, responsible for all financial aspects of Celestica's Canadian and Latin American operations. He was also previously the Controller of Celestica's Canadian EMS operations. Mr. Nicoletti joined IBM in 1989 and was part of the founding management team of Celestica. Throughout his career, he has held a number of senior financial roles in mergers and acquisitions, planning, accounting, pricing and financial strategies. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        John Boucher is Executive Vice President, Global Sales and Supply Chain Solutions. He has led the company's Supply Chain Management Organization since November 2004. In 2008, this organization expanded into a complete Supply Chain Solutions Organization encompassing Solutions Development and integrated services offerings spanning design, fulfillment, after-market and automated manufacturing services. Previously, Mr. Boucher held the position of President, Americas, and was responsible for manufacturing operations in Canada, the U.S., Mexico and Brazil. Before joining Celestica through the company's acquisition of Manufacturers' Services Limited (MSL) in March 2004, he was MSL's Corporate Vice President of Global Supply Chain Management. Prior to joining MSL as part of the company's founding team, Mr. Boucher guided the start-up of after-market operations at Circuit Test Inc. He also spent over 17 years with Digital Equipment Corporation, where he held a number of senior roles, including managing supply chain strategies for the company's Personal Computer Division.

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

        Mary Gendron is Senior Vice President and Chief Information Officer. She is responsible for aligning Celestica's information technology strategy with its business goals by ensuring that the company's strategic investments in IT tools and processes drive its customers' success. Ms. Gendron joined Celestica in October 2008, following a five-year career at The Nielsen Company, one of the largest global information measurement and media companies, where she was the Senior Vice President, IT Infrastructure Shared Services. Prior to that, she was the Chief Information Officer at ACNielsen U.S. Over the course of her career, Ms. Gendron has held management positions of increasing seniority in information technology and supply chain management at Motorola and Bell Canada. Ms. Gendron holds a Bachelor of Engineering degree from McGill University in Montreal, Quebec.

        Peter A. Lindgren is Senior Vice President and General Manager, Growth and Emerging Markets Segment. He leads a focused business unit that drives the strategic direction and growth of Celestica's business within key customer accounts in emerging markets. Previously, Mr. Lindgren held the role of Senior Vice President, Industry Market Segment and prior to that, was Senior Vice President, Business Development, overseeing Celestica's regional marketing and business development teams on a global basis. Prior to that, Mr. Lindgren was Vice President and General Manager, Cisco Global Customer Business Unit. He joined Celestica in February 1998 as Director of Operations in Corporate Development. Mr. Lindgren has worked in the electronics manufacturing services industry since 1985, and held a number of management positions in international operations, sales and marketing, program management and materials with SCI Systems and MTI International. He holds a Bachelor of Arts degree in Business Economics from Colorado College.

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

        Darren Myers is Senior Vice President and Corporate Controller. He is responsible for Celestica's corporate external reporting, financial planning and budgeting related matters. Mr. Myers rejoined Celestica in 2008 following two years as the Vice President, Finance, Small Medium Business for Bell Canada. Prior to that, Mr. Myers was the Vice President, Finance, Global Services at Celestica. He originally joined Celestica in 2000 where he was a key member of the Corporate Development team. Over the course of his career, Mr. Myers has held a number of leadership positions in the areas of operational finance, mergers and acquisitions, and controls compliance and disclosure. He holds an Honours Bachelor of Commerce degree from McMaster University in Ontario. He is also a Chartered Accountant.

        Robert J. Sellers is Senior Vice President and General Manager, Enterprise and Consumer Market Segments. In this role, he is responsible for the strategic direction and growth of Celestica's customers in the global enterprise and consumer markets. Previously, Mr. Sellers was Senior Vice President, Global Sales, and prior to that, led the sales organization for Celestica's Americas and Asia regions. He joined Celestica in 2003 in the role of Vice President, Market Development in the area of Consumer Electronics. Mr. Sellers has had a 14-year career in the EMS industry with various leadership positions at Sanmina-SCI, SCI, Solectron and Avex. Prior to entering the EMS industry, Mr. Sellers was a highly decorated United States Army officer. He holds a Bachelor of Science degree in Industrial and Operations Engineering from the University of Michigan.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of executive officers were selected.

B.    Compensation

Compensation of Directors

        Director compensation is set by the Board of Directors on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (the Governance Committee). Under these guidelines, the Board of Directors seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Watson Inc. (Towers Watson) to provide benchmarking information in this regard. See "— Compensation Process" and "— Comparator Companies" for a discussion regarding the role of Towers Watson. The guidelines also contemplate that at least half of each director's annual retainer and meeting fees be paid in deferred share units (DSUs). Each DSU represents the right to receive one subordinate voting share of the Company or an equivalent value in cash when the director ceases to be a director.

2009 Fees

        Table 1 sets out the annual retainers and meeting fees paid in 2009 to the Company's directors (other than Messrs. Schwartz and Muhlhauser who, as officers of Onex and the Company, respectively, did not receive such compensation).

Table 1: Retainers and Meeting Fees for 2009

Annual Board Retainer	$65,000
Annual Retainer for Non-Executive Chairman(1)	$130,000
Annual Retainer for Audit Committee Chair	$20,000
Annual Retainer for Compensation Committee Chair	$10,000
Annual Retainer for Executive Committee Chair	$10,000
Board and Committee Per Day Meeting Fee(2)	$2,500
Travel Fee(3)	$2,500
Annual DSU Grant (for directors other than the Chairman)	$120,000
Annual DSU Grant — Chairman	$180,000

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

DSUs

        Directors receive half of their annual retainer and meeting fees (or all of such retainer and fees, if they so elect) in DSUs. The number of DSUs granted in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the New York Stock Exchange (the NYSE) on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Directors also receive annual grants of DSUs. In 2009, each director received an annual grant of $120,000 worth of DSUs, except for the Chairman, who received an annual grant of $180,000, and Ms. Koellner, who joined the Board on April 23, 2009 and received an annual grant of $90,000. The number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

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

        The compensation paid in 2009 by the Company to its directors is set out in Table 2. None of the directors received any fee or payment from the Company except as set out below. Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Company in 2009; however, Onex did receive compensation for providing the services of Mr. Schwartz as a director, see Item 7(B), "Related Party Transactions." Mr. Muhlhauser, as President and Chief Executive Officer of the Company, also did not receive any director's fees from the Company in 2009.

Table 2: Director Fees Earned in 2009

Name	Board Annual Retainer (a)	Chairman Annual Retainer (b)	Committee Chair Annual Retainer (c)	Total Meeting Attendance Fees (d)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Taken in Cash or Applied to DSUs and Value of DSUs(1) (f)	Annual DSU Grant (#) and Value of DSUs(1) (g)	Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))
Robert L. Crandall	—	$130,000	$30,000	$65,000	$225,000	100% DSUs/ $225,000	28,752/$180,000	—	$405,000
William A. Etherington	$65,000	—	$10,000	$45,000	$120,000	100% DSUs/ $120,000	19,168/$120,000	—	$240,000
Laurette Koellner(2)(3)	$48,750	—	—	$27,500	$76,250	100% DSUs/ $76,250	10,741/$90,000	$26,393/ 180,000	$346,250
Richard S. Love(4)	$65,000	—	—	$37,500	$102,500	50% Cash & 50% DSUs/ $51,250	19,168/$120,000	—	$222,500
Eamon J. Ryan(3)	$65,000	—	—	$25,000	$90,000	100% DSUs/ $90,000	19,168/$120,000	—	$210,000
Don Tapscott	$65,000	—	—	$17,500	$82,500	100% DSUs/ $82,500	19,168/$120,000	—	$202,500

(1)
The annual retainer, meeting fees and annual grant for 2009 were paid quarterly and the number of DSUs granted in respect of the amounts paid quarterly for each such item was determined using the closing prices of subordinate voting shares on the NYSE on the last business day of each quarter, which were $3.56 on March 31, 2009, $6.82 on June 30, 2009, $9.48 on September 30, 2009 and $9.44 on December 31, 2009.

(2)
Ms. Koellner became a director on April 23, 2009.

(3)
Ms. Koellner and Mr. Ryan were appointed to the Audit, Compensation and Governance Committees as of March 9, 2010.

(4)
Mr. Love is not standing for re-election and will retire from the Board of Directors on April 21, 2010.

        The total fees earned by the Board of Directors in 2009 were $696,250. In addition, a total annual grant of DSUs worth $750,000 and an initial grant of DSUs worth $180,000 were issued.

Outstanding Option-Based and Share-Based Awards

        In 2005, the Company amended its Long Term Incentive Plan (LTIP) to prohibit the granting of options to acquire subordinate voting shares to directors. Table 3 sets out information relating to option grants to directors which were made between 1998 and 2004 and which remain outstanding. All option grants were made with exercise prices set at the closing market price on the business day prior to the date of grant. Exercise prices range from $10.62 to C$72.60. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Mr. Schwartz, as an employee of Onex during that period, was not granted options. Mr. Ryan and Ms. Koellner, both of whom became directors after May 2004, have not been granted any options under the LTIP.

        DSUs that were granted prior to January 1, 2007 will be paid out in the form of subordinate voting shares issued from treasury. DSUs granted after January 1, 2007 will be paid out in the form of subordinate voting shares purchased in the open market or an equivalent value in cash. The date used in valuing the DSUs shall be a date within 90 days of the date on which the individual in question ceases to be a director. The DSUs shall be redeemed and payable on or prior to the 90th day following the date on which the individual ceases to be a director. The total number of DSUs outstanding for each director is included in Table 3 under the column "Share-Based Awards."

        The following table sets out, for each director, information concerning all option-based and share-based awards outstanding as of December 31, 2009 (this includes awards granted before the most recently completed financial year).

Table 3: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)					Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding Units (#)	Market Payout Value of Outstanding Units ($)
Robert L. Crandall
Jul. 7, 2000	20,000		$48.69	Jul. 7, 2010	—	—	—
Jul. 7, 2001	20,000		$44.23	Jul. 7, 2011	—	—	—
Apr. 18, 2003	10,000		$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	10,000		$18.25	May 10, 2014	—	—	—
—	—		—	—	—	312,807	$2,952,898
William A. Etherington
Oct. 22, 2001	20,000		$35.95	Oct. 22, 2011	—	—	—
Apr. 21, 2002	5,000		$32.40	Apr. 21, 2012	—	—	—
Apr. 18, 2003	5,000		$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	5,000		$18.25	May 10, 2014	—	—	—
—	—		—	—	—	135,279	$1,277,034
Laurette Koellner	—		—	—	—	46,166	$435,807
Richard S. Love
Jul. 7, 2000	10,000		$48.69	Jul. 7, 2010	—	—	—
Jul. 7, 2001	10,000		$44.23	Jul. 7, 2011	—	—	—
Apr. 18, 2003	2,500		$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	2,500		$18.25	May 10, 2014	—	—	—
—	—		—	—	—	79,485	$750,338
Eamon J. Ryan	—		—	—	—	70,340	$664,010
Don Tapscott
Jul. 7, 2000	20,000	C$	72.60	Jul. 7, 2010	—	—	—
Jul. 7, 2001	20,000	C$	66.78	Jul. 7, 2011	—	—	—
Apr. 18, 2003	5,000		$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	5,000		$18.25	May 10, 2014	—	—
—	—		—	—	—	130,471	$1,231,646

(1)
All options granted under the option-based awards have vested.

(2)
Represents all outstanding share units. The market payout value was determined using a share price of $9.44, which was the closing price of subordinate voting shares on the NYSE on December 31, 2009.

Directors' Equity Interest

        The following table sets out each director's direct or indirect beneficial ownership of, or control or direction over, equity in the Company, and any changes therein since February 23, 2009.

Table 4: Equity Interest Other than Options and
Outstanding Share-Based Awards(1)

Name	Date	Subordinate Voting Shares(2) #	Market Value*
Robert L. Crandall	Feb. 23, 2009	70,000	$745,500
	Feb. 22, 2010	70,000
	Change	—
William A. Etherington	Feb. 23, 2009	10,000	$106,500
	Feb. 22, 2010	10,000
	Change	—
Laurette Koellner	Feb. 23, 2009	—	$—
	Feb. 22, 2010	—
	Change	—
Richard S. Love	Feb. 23, 2009	5,000	$53,250
	Feb. 22, 2010	5,000
	Change	—
Eamon J. Ryan	Feb. 23, 2009	—	$—
	Feb. 22, 2010	—
	Change	—
Gerald W. Schwartz(3)	Feb. 23, 2009	2,184,975	$16,741,555
	Feb. 22, 2010	1,571,977
	Change	(612,998)
Don Tapscott	Feb. 23, 2009	5,700	$60,705
	Feb. 22, 2010	5,700
	Change	—

*
Based on the NYSE closing share price of $10.65 on February 22, 2010.

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

(3)
Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 multiple voting shares owned by Onex, which have a market value of $201,778,819 as of February 22, 2010.

Shareholding Requirements

        The Company has minimum shareholding requirements for independent directors (the "Guideline"). The Guideline provides that an independent director who has been on the Board of Directors:

  •
  for five years or more must hold securities of the Company having a market value of at least five times that director's then applicable annual retainer, and after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Company;

  •
  for two years or more (but less than five years) must hold securities of the Company having a market value of at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years) must hold securities of the Company having a market value of at least one time that director's then applicable annual retainer; and

  •
  for less than a year are encouraged, but not required, to hold securities of the Company.

        Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Company's securities, the directors may be required to purchase further securities within a reasonable period of time to comply with the Guideline. The Guideline came into effect on April 22, 2004 and each director's holdings of securities, which for the purposes of the Guideline include all subordinate voting shares, DSUs and RSUs, are reviewed annually each year on December 31. As of December 31, 2009, all of the directors of the Company were, or were on track to be, in compliance with the Guideline as set out in the following table.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Target Value (5x annual retainer)	Date by which Target to be Met	Value as of December 31, 2009(3)	On Track as of December 31, 2009
Robert L. Crandall	$800,000	Apr. 22, 2010	$3,613,698	Yes
William A. Etherington	$375,000	Apr. 22, 2010	$1,371,433	Yes
Laurette Koellner	$325,000	Apr. 23, 2014	$435,807	Yes
Richard S. Love(1)	$325,000	N/A	$797,538	N/A
Craig H. Muhlhauser(2)	—	—	—	—
Eamon J. Ryan	$325,000	Oct. 24, 2013	$664,010	Yes
Gerald W. Schwartz(2)	—	—	—	—
Don Tapscott	$325,000	Apr. 22, 2010	$1,285,454	Yes

(1)
Mr. Love is not standing for re-election and will retire from the Board of Directors on April 21, 2010.

(2)
As Messrs. Muhlhauser and Schwartz are not independent directors, neither of them receives a retainer or other fee for their services as a director (however, Onex did receive compensation for providing the services of Mr. Schwartz as a director, see item 7(B), "Related Party Transactions,") and neither is subject to the minimum shareholding requirements of the Guideline.

(3)
The value of the aggregate number of subordinate voting shares, DSUs and RSUs held by each director is determined using a share price of $9.44, which was the closing price of subordinate voting shares on the NYSE on December 31, 2009.

Attendance of Directors at Board of Directors and Committee Meetings

        The following table sets forth the attendance of directors at Board of Directors and Committee meetings from the beginning of 2009 to February 22, 2010.

Table 6: Directors' Attendance at Board of Directors and Committee Meetings

						Meetings Attended %
Director	Board	Audit	Compensation	Governance	Executive	Board	Committee
Robert L. Crandall(1)	8 of 8	7 of 7	6 of 6	5 of 5	7 of 7	100%	100%
William A. Etherington(2)	8 of 8	7 of 7	6 of 6	5 of 5	7 of 7	100%	100%
Laurette Koellner(3)(4)	5 of 5	—	—	—	—	100%	—
Richard S. Love	8 of 8	—	—	5 of 5	—	100%	100%
Craig H. Muhlhauser	8 of 8	—	—	—	—	100%	—
Eamon J. Ryan(4)	8 of 8	—	—	—	—	100%	—
Gerald W. Schwartz	8 of 8	—	—	—	—	100%	—
Don Tapscott	4 of 8	4 of 7	3 of 6	2 of 5	—	50%	50%

(1)
Mr. Crandall is chair of each of the Audit, Governance and Executive Committees.

(2)
Mr. Etherington is chair of the Compensation Committee.

(3)
Ms. Koellner became a director on April 23, 2009.

(4)
Ms. Koellner and Mr. Ryan were appointed to the Audit, Compensation and Governance Committees as of March 9, 2010.

        As of December 31, 2009, no amounts have been set aside or accrued by the Company, except as described herein, to provide pension, retirement and similar benefits to the directors.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Company for determining compensation paid to the Company's Chief Executive Officer (the "CEO"), its Chief Financial Officer (the "CFO") and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2009 is set out in the section entitled "— 2009 Compensation Decisions."

Compensation Objectives

        The Company's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Company. The Company benchmarks itself against a comparator group of similarly sized technology companies as set out in Table 7 (the "Comparator Group"), including six direct competitors of the Company in the electronics manufacturing services industry: Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Plexus Corp., Sanmina-SCI Corp. and Tyco Electronics Ltd.

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

        The compensation package is designed to:

  •
  provide competitive fixed compensation (i.e., base salary and benefits) and a substantial amount of at-risk pay, which will be realized through the annual and equity-based incentive plans;

  •
  reward executives for achieving operational and financial results that meet or exceed the Company's business plan and that are superior to those of Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc. and Sanmina-SCI Corp. (collectively, the "EMS Competitors") through both annual incentives and equity-based incentives;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Company.

Independent Advice

        The Compensation Committee has engaged Towers Watson as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Company's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Company's compensation practices versus both the comparator group and the market in general.

        Management works with Towers Watson to review and, where appropriate, develop and recommend compensation programs that will ensure the Company's practices are competitive with market practices. Towers Watson also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. Towers Watson attended portions of all Compensation Committee meetings held in 2009, in person or by telephone, as requested by the Chairman of the Compensation Committee. The Compensation Committee holds in camera sessions with Towers Watson at each of its meetings.

        Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

        Each year, the Chairman of the Compensation Committee reviews the scope of activities of Towers Watson and, if he deems appropriate, approves the corresponding budget. Any services and fees not related to executive compensation must be approved by the Chairman. In 2009, the executive compensation advisor retainer fees paid to Towers Watson totalled C$199,142. Additional consulting services fees paid to Towers Watson regarding international executive benefits totalled C$57,072 for 2009 and fees paid for data services (both executive and non-executive) totalled C$22,631. Towers Watson did not provide any non-executive compensation consulting services in 2009.

Compensation Process

        The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. Compensation for the other NEOs is reviewed in consultation with the CEO. The Compensation Committee works with Towers Watson when determining the compensation of the NEOs, including the CEO. The Compensation Committee's decisions are then reviewed with the Board.

        The Compensation Committee generally meets five times a year. At the July meeting, the Compensation Committee, based on recommendations from Towers Watson, selects the comparator group that will be used for the compensation review. At the October meeting, Towers Watson presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLO"), who has responsibility for Human Resources, together with Towers Watson and the CEO develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLO do not participate in the preparation of their own compensation recommendations. At the December meeting, base salary recommendations for the NEOs for the following year and the value of their equity-based incentives are approved. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making this decision. At the January meeting, the Compensation Committee approves the final mix of the equity-based incentives. The CLO is not present at the Compensation Committee meetings when her compensation is discussed.

        The foregoing process is also followed for determining the CEO's compensation except that the CLO works with Towers Watson to develop a proposal for base salary and equity-based incentive grants. The Compensation Committee then reviews the proposal with Towers Watson in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance taking into consideration the range of potential total compensation.

        In terms of the Company's annual incentive plan, targets based on a management plan approved by the Board are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Company's performance relative to these targets and the projected payment at the October and December Compensation Committee meetings. At the January meeting of the following year, final payments under the plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Company's year-end results as approved by the Audit Committee. These amounts are then paid in February.

Comparator Companies

        The Compensation Committee benchmarks salary, annual incentive and equity-based incentive awards to the Comparator Group. The revenues of the Comparator Group companies are generally in the range of half to twice the Company's revenues. In addition, for 2009 the Committee included in the Comparator Group three electronics manufacturing services competitors whose revenues were outside this range: Benchmark Electronics, Inc., Plexus Corp. and Flextronics International Ltd.

        The Company's 2009 Comparator Group consisted of the following companies.

Table 7: Comparator Group

Company Name	2008 Annual Revenue (millions)	Company Name	2008 Annual Revenue (millions)
Advanced Micro Devices	$ 5,808	Sanmina-SCI Corp.	$ 7,202
Agilent Technologies Inc.	$ 5,774	Seagate Technology	$12,708
Applied Materials Inc.	$ 8,129	Sun Microsystems Inc.	$13,880
Benchmark Electronics, Inc.	$ 2,590	Texas Instruments Inc.	$12,501
Corning Inc.	$ 5,948	Tyco Electronics Ltd.	$14,834
EMC Corp (Mass)	$14,876	Western Digital Corp.	$ 8,074
Flextronics International Ltd.	$30,949	Xerox Corp.	$17,608
Harris Corp.	$ 5,311
Jabil Circuit, Inc.	$12,780	25th Percentile	$ 5,315
Lexmark International Inc.	$ 4,528	50th Percentile	$ 7,202
Micron Technology Inc.	$ 5,841	75th Percentile	$12,780
NCR Corp.	$ 5,315
NVIDIA Corp.	$ 3,425	Celestica Inc.	$ 7,678
Plexus Corp.	$ 1,842	Percentile Rank	53rd percentile

Financial data as of June 30, 2009. Source: Standard & Poor's Research Insight

        Additionally, broader market compensation data for other similarly sized organizations provided by Towers Watson is referenced in accordance with a process approved by the Compensation Committee.

Compensation Elements for the Named Executive Officers

        The compensation of the NEOs is comprised of the following elements:

  •
  base salary;

  •
  annual incentives (annual variable cash payments);

  •
  equity-based incentives (restricted and performance share units and stock options);

  •
  benefits; and

  •
  perquisites.

Weighting of Compensation Elements

        The variable portion of total compensation has the highest weighting at the most senior levels. Annual and equity-based incentive plan rewards are contingent upon organizational performance and ensure a strong alignment with shareholder interests. The weighting of compensation elements for 2009 is set out in the following table.

Table 8: Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives
CEO	16.7%	16.7%	66.6%
EVPs	22.8%	18.2%	59.0%

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

Celestica Team Incentive Plan (CTI)

        The objective of the CTI is to reward all eligible employees, including the NEOs, for the achievement of annual corporate, business unit, and individual goals and objectives. Target awards for each of the NEOs are expressed as a percentage of salary and established based on the median of the Comparator Group. Actual awards for the NEOs are based on (i) the achievement of pre-determined corporate and individual goals and (ii) corporate performance relative to that of the EMS Competitors. Actual payouts can vary from 0% for performance below a threshold up to a maximum of 200% of the target bonus. Awards are derived according to the following formula:

        For 2009, the business performance goals were comprised of the following elements:

  •
  corporate EBIAT (50%);

  •
  corporate revenue (25%); and

  •
  corporate ROIC (25%).

        Individual contribution is recognized through the individual component and individual performance factor ("IPF"). The IPF is based on a review of each NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. This factor can adjust the executive's actual award by a factor of between 0.0x and 1.5x.

        The Compensation Committee also applies a relative performance factor (RPF) based on an evaluation of the Company's performance for the year relative to that of the EMS Competitors. This evaluation is based on a ROIC-based performance metric but is ultimately within the Compensation Committee's discretion. This factor can adjust the executive's actual award by a factor of between 0.5x and 1.5x.

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved to pay the business performance component and (ii) the maximum award is two times the target.

Equity-Based Incentives

        The Company's equity-based incentives for the NEOs consist of RSUs, performance share units (PSUs) and stock options. The objectives of the equity-based incentive plans are to:

  •
  align the NEO's interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward contribution to the Company's long-term success; and

  •
  enable the Company to attract, motivate and retain the qualified and experienced employees who are critical to the Company's success.

        At the December meeting, the Compensation Committee determines the dollar value of the equity-based grants to be awarded to the NEOs based on the comparator data analysis. The actual equity mix to be awarded is approved at the January meeting of the Compensation Committee. On the grant date, the dollar value is converted into the number of units that will be granted using the market price of the Company's subordinate voting shares as defined by the applicable plan. RSUs and PSUs can be issued under the LTIP or the Celestica

Share Unit Plan (CSUP). The annual grants are generally made immediately following the blackout period that ends 48 hours after the Company's year-end results have been released.

        Target equity-based incentives are determined based on the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The equity mix varies by employee level and targets a higher percentage of performance elements at the NEO levels where there is a stronger influence on results. The target mix of equity-based incentives is reviewed by the Compensation Committee each year and for 2009 the targets for the NEOs were as follows:

  •
  40% RSUs;

  •
  35% PSUs; and

  •
  25% stock options.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Company's blackout periods, these grants typically take place at the beginning of each month. Any grants to NEOs must be reviewed with the Compensation Committee at the next meeting and in practice are reviewed in advance with the Chairman of the Compensation Committee.

  RSUs

        NEOs are granted RSUs under either the LTIP or the CSUP as part of the Company's annual grant. RSUs granted prior to February 2008 are released on the first day of December two years following the grant (i.e., RSUs granted in February 2007 were released on December 1, 2009). Generally, RSUs granted in February 2008 or later are released one-third on each of the first two anniversaries of the grant date and the final third is released on the first day of December two years following the grant. Grants made throughout the year for new hires or retention purposes will be released at a rate of one-third per year. Each RSU entitles the holder to one subordinate voting share of the Company on the release date. The payout value of the award is based on the number of RSUs being released and the share price at the time of release. The Company has the right to settle proceeds of release in either cash or shares.

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

Table 9: PSU Vesting Schedule

Celestica's ROIC Metric	Performance Multiplier
Equal to/greater than highest performance of the EMS Competitors	200% of target
Between the median and highest performance	Prorated between 100%-200%
Equal to median performance of the EMS Competitors	100% of target
Between the median and lowest performance	Prorated between 0%-100%
Equal to/lower than lowest performance of the EMS Competitors	0% of target

        The payout value of the award is based on the number of PSUs that vests and the share price at the time of release. Each PSU entitles the holder to receive one subordinate voting share of the Company on the release date. The Company has the right to settle the proceeds in either cash or shares.

  Stock Options

        Stock options are awarded under the LTIP. Stock options vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a 10-year term. The payout value of the award is equal to the increase, if any, in share price at the time of exercise over the exercise price, which is the closing market price on the business day prior to the date of the grant.

        The value of the stock options granted in respect of 2009 was determined at the December meeting of the Compensation Committee. The number of stock options granted was determined using (i) the closing price on February 1, 2010 on the NYSE of $10.20, and (ii) a Black-Scholes factor of 0.45 determined using the same methodology as is used to determine Black-Scholes for stock option expensing purposes. The Black-Scholes factor was determined using the following variables: (i) volatility of the price of subordinate voting shares, and (ii) the risk-free rate over the expected life of the options. The exercise price for the stock options is the closing price on February 1, 2010, being C$10.77 on the TSX for Messrs. Nicoletti and Peri and Ms. DelBianco, and $10.20 on the NYSE for Messrs. Muhlhauser and Boucher.

        In determining the number of options to be granted, the Company keeps within a maximum level for both option "burn rate" and "overhang." "Burn rate" refers to the number of shares issued under equity plans in a given year relative to the total number of shares outstanding. In 2005, the Company amended the LTIP to provide that the number of options and share units awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding. "Overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding. The Company has significantly reduced the number of stock option grants awarded and currently has an "overhang" of 11.3%.

Other Compensation

  Benefits

        NEOs participate in the Company's health, dental, pension, life insurance and long-term disability programs. Benefit programs are based on market median levels in the local geography.

  Perquisites

        NEOs are entitled to a bi-annual comprehensive medical at a private health clinic. The Company also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and the associated tax gross-up(s). The Company does not provide any other perquisites.

  Celestica Employee Share Ownership Plan (the CESOP)

        The CESOP enables eligible employees, including NEOs, to acquire subordinate voting shares, so as to encourage continued employee interest in the Company's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Company will contribute 25% of the amount that the employee contributes, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase subordinate voting shares of the Company on the open market. The CESOP was suspended on June 1, 2009.

Executive Share Ownership

        The Company has share ownership guidelines for the CEO and the other NEOs. The guidelines provide that these individuals are to hold a multiple of their salary in Celestica subordinate voting shares as shown in Table 10 below. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year.

Table 10: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)	Share Ownership (Multiple of Salary)
Craig H. Muhlhauser	$3,000,000 (3 × salary)	$16,858,905	16.9x
Paul Nicoletti	$1,024,000 (2 × salary)	$5,437,827	10.6x
John Peri	$1,008,000 (2 × salary)	$4,919,401	9.8x
Elizabeth L. DelBianco	$888,000 (2 × salary)	$4,052,054	9.1x
John Boucher	$1,000,000 (2 × salary)	$4,419,959	8.8x

(1)
Includes the following, as of December 31, 2009: (i) subordinate voting shares beneficially owned, (ii) all unvested RSUs, (iii) PSUs that vested on February 1, 2010 at 200% of target, which, on December 31, 2009, was the Company's anticipated payout and was in fact the resulting payout, and (iv) all other PSUs at 100% of the target level of performance; in each case, the value of which was determined using a share price of $9.44 being the closing price of subordinate voting shares on the NYSE on December 31, 2009.

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

        Under the terms of the stock option grants and the grants made under the LTIP and the CSUP, a NEO may be required by the Company to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

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

        Executives who resign or are terminated for cause also forfeit all unvested RSUs, PSUs and stock options.

2009 Compensation Decisions

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

        In 2009, Mr. Boucher received a 16% increase in base salary to ensure competitiveness within the market. Messrs. Muhlhauser, Nicoletti and Peri and Ms. DelBianco did not receive increases in 2009 as their existing salaries were competitive with the market.

  Celestica Team Incentive Plan (CTI)

        Target annual incentive awards for the CEO and other NEOs are 100% of salary and 80% of salary, respectively. Annual incentives take into account both individual and business performances on a variety of factors as set forth below. On average, in 2009 average payments to the NEOs were 54% lower than the previous year.

  Business Performance

        In 2009, the business performance component payout factor was 41.5% based on the following results:

Table 11: Business Performance

Measure	Weight	Percentage Achievement Relative to Target
Operating Margin (EBIAT)(1)	50%	57.5%
Corporate Revenue(2)	25%	0.0%
Return on Invested Capital (ROIC), excluding intangibles(3)	25%	51.1%
Payout Factor		41.5%

(1)
EBIAT was calculated as earnings before interest, amortization of intangible assets (except amortization of computer software), total stock-based compensation expense and other charges (including restructuring costs, the write-down of long-lived assets and gains or losses on the repurchase of shares and debt) and the related income tax effects of these adjustments.

(2)
Corporate revenue means the Company's gross revenue.

(3)
ROIC, excluding intangibles, was calculated as EBIAT divided by average net invested capital where average net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

        In assessing operating performance and operational effectiveness, the Company uses certain non-GAAP measures such as adjusted gross margin, operating margin (EBIAT) and ROIC that do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Beginning with the fourth quarter of 2009, the Company revised the definition of its non-GAAP measures to exclude all stock-based compensation expenses (in addition to the items previously excluded) to allow for a better comparison with its major North American EMS competitors. All prior period comparables reflect the revised definition. Additional information regarding these non-GAAP measures can be found in Item 5, "— Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Relative Performance Factor (RPF)

        The Company's 2009 performance was ranked relative to that of the EMS Competitors on a ROIC performance metric. The Company ranked first amongst such EMS Competitors which resulted in a RPF that exceeded the 1.5x cap, resulting in the maximum RPF of 1.5x. For this comparison, the Company used adjusted ROIC, which is calculated as adjusted net earnings divided by average net invested capital.

  Individual Performance Factor (IPF)

        Each year, the Board and the CEO agree on performance goals for the CEO. Goals for the other NEOs that will support the CEO's goals are then agreed to and established. For 2009, the CEO's goals focused on: financial performance, operational effectiveness, growing the business and leadership. Each NEO's performance is then measured on a number of factors including the formal goals established for the year. Specific measures and achievements for each NEO in 2009 were:

  Chief Executive Officer

  •
  Financial performance: ROIC grew from 14.6% in 2008 to 22.0% in 2009, but was below the target for 2009. ROIC for this measure was calculated by dividing EBIAT (as defined in footnote 1 to Table 11) by average net invested capital, including intangibles. Average net invested capital, including intangibles, included total assets less cash, accounts payable, accrued liabilities and income taxes payable.

  •
  Operational effectiveness: The target for reduction in total spend, as a percentage of manufacturing value add, was not met.

  •
  Growing the business: The revenue and bookings objectives were not met.

  •
  Leadership: The target for improving the employee commitment index was exceeded.

        In addition to the goals listed above, the Compensation Committee's assessment of Mr. Muhlhauser's performance in 2009 also reflected the following achievements of the Company:

  •
  its best ever adjusted gross margin (7.4%);

  •
  its best operating margin (3.5%) since 2001;

  •
  its best ever ROIC, including intangibles, (22.0%) and highest among the EMS Competitors;

  •
  the best inventory turns (8.1x) compared with the EMS Competitors;

  •
  second highest adjusted gross margin among the EMS Competitors; and

  •
  second highest operating margin among the EMS Competitors.

  Other NEOs

        Each of the other NEOs has responsibility for the achievement of the CEO's corporate goals and objectives. The CEO's assessment of each of the other NEO's contributions to the Company's results is largely subjective and based on his judgment of each of the other NEO's contributions as a part of the senior leadership team. The achievement of individual goals is not quantitatively tied to compensation; however, the CEO's overall assessment of each NEO's achievements is a factor in determining the NEO's overall compensation.

        Other factors considered in the evaluation of each NEO included the following:

  (i)
  Under the leadership of Mr. Nicoletti, the Company's share price more than doubled from December 31, 2008 to December 31, 2009, its market capitalization increased approximately 105% to $2.2 billion at December 31, 2009 and the Company led the industry on a number of financial metrics, including return on invested capital. Mr. Nicoletti also oversaw the development and implementation of a roadmap that is projected to provide a reduction in finance spend year over year. In addition, the Company repaid the principal amount of $489 million in debt, contributing to the reduction in annual interest expense for the year.

  (ii)
  Mr. Peri's global operating organization made significant contributions to the Company in 2009. Celestica's operations organization under Mr. Peri's leadership continued to drive productivity and cost reduction while improving customer satisfaction. The organization successfully implemented restructuring programs with minimal impact to operations and customers. Despite a decline in year to year revenue, strong management of production costs delivered improvements in operating margin and return on invested capital, while maintaining the highest inventory turns of any of the EMS Competitors.

  (iii)
  Ms. DelBianco achieved or exceeded goals with respect to operational effectiveness, employee engagement, growth and customer intimacy as well as activities affecting financial results. A number of important human resources and communications initiatives were implemented, including programs to improve employee engagement, which resulted in the Company's Employee Engagement Index exceeding the 2009 target, and the roll-out of the Company's first global recognition program. The organizations for which Ms. DelBianco was responsible successfully managed a number of contract, legal and securities matters and drove significant financial recoveries through effective litigation management.

  (iv)
  Mr. Boucher's performance was measured on several performance metrics. Under his guidance, the Company gained additional business from existing customers as well as new account wins, although the Company did not meet overall booking targets due to continued global economic uncertainty. The Company achieved higher material value-add service targets and a new Senior Vice President, Global Sales was hired to drive strategic growth targets. In addition, the after-market services groups were aligned with Operations in their respective regions, and significant customer, process and supplier quality improvement objectives were achieved.

Equity-Based Incentives

        Equity grants to NEOs in respect of 2009 performance consisted of RSUs, PSUs and stock options. The number of RSUs and options under the LTIP and PSUs under the CSUP issued to the NEOs was based on a market price as defined under the respective Plans. Please see "— Compensation Discussion and Analysis — Equity-Based Incentives" for a description of the plans. The actual mix of the grants was approved by the Compensation Committee at a meeting on January 26, 2010 and the grants were issued on February 2, 2010.

        The Company provided the NEOs the following equity-based compensation on February 2, 2010 in respect of 2009 performance. On average, the value of equity granted to the NEOs was 20% lower than the previous year. The total number of options issued for 2009 to the NEOs was equal to 0.21% of outstanding shares, and the total number of options issued for 2009 to all employees receiving options was 0.33% of outstanding shares.

Table 12: NEO Equity Awards

Name	RSUs (#)	PSUs (#)(1)	Stock Options (#)	Value of LTI Award (000s)(2)
Craig H. Muhlhauser	160,643	137,255	217,865	$4,000
Paul Nicoletti	57,831	49,412	78,431	$1,440
John Peri	48,193	41,176	65,359	$1,200
Elizabeth L. DelBianco	48,193	41,176	65,359	$1,200
John Boucher	48,193	41,176	65,359	$1,200

(1)
The number of PSUs is included at 100% of target level of performance.

(2)
Based on the share price of $10.20, being the closing price of subordinate voting shares on the NYSE on February 1, 2010 and, with respect to stock options, a Black-Scholes factor of 0.45.

Performance Graph

        The subordinate voting shares of the Company have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative total shareholder return of C$100 invested in subordinate voting shares of the Company on December 31, 2004 (the Company did not declare or pay any dividends during this period) with the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the period December 31, 2004 to December 31, 2009.

        As can be seen from the performance graph above, an investment in the Company on January 1, 2005 would have resulted in a 41% loss in value over the five-year period ended December 31, 2009 compared with a 45% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

        The compensation of the Company's NEOs has fluctuated over the same period as the Company dealt with, amongst other things, a significant decline in demand, competitive pressures, operational issues in some regions, significant restructuring and various leadership changes. In 2006, total compensation for NEOs decreased by 57% compared to 2005, from $11.3 million in 2005 to $4.9 million (excluding severance costs). The reduction in total compensation for NEOs was largely attributable to reduced long-term incentive grants to certain NEOs.

        After significant operational challenges were experienced in the second half of 2006, senior management changes were made across the Company. The new management team implemented major process improvements across all areas of the Company with a specific focus on improving profitability, reducing working capital and strengthening the Company's financial position. As management implemented these changes during 2007 and 2008, the Company's operating performance and financial results showed significant improvements to the point where the Company was the strongest financial performer amongst the EMS Competitors by the end of 2008.

        During this period of improved performance, total compensation for the NEOs increased to $15.2 million in 2007 and $19.8 million in 2008. These increases were a result of implementing competitive compensation packages for the Company's leadership team, as well as maximum annual incentive payouts due to strong corporate performance in 2008.

        In 2009, total compensation for the NEOs declined by 26% from $19.8 million in 2008 to $14.7 million in 2009, reflecting the challenges the Company faced in a year of continued economic uncertainty. The decrease was a result of lower annual incentive payouts and lower long-term incentive grants to reflect generally lower long-term incentive grant levels in the marketplace.

        Notwithstanding the foregoing, the Company continues to be amongst the best performers in the electronics manufacturing services industry on key operating performance metrics. This strong financial performance also contributed to improved outlooks from the Company's key financial debt rating agencies. The performance graphs set out below illustrate the Company's significant improvements on non-GAAP measures of adjusted gross margin, operating margin (EBIAT), asset utilization and return on invested capital. (see "— 2009 Compensation Decisions — Business Performance" for further information on non-GAAP measures).

Adjusted gross margin % of revenue	Operating margin (EBIAT) % of revenue

Asset utilization Inventory turns(1)	Return on invested capital

(1)
Inventory turns is equal to 365 divided by the number of days in inventory, which is calculated as the average inventory for the quarter divided by the average daily cost of sales. The days in inventory for each quarter can be found in Item 5, "— Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In 2009, total compensation for NEOs was 29% higher than that paid in 2005 and was 9.3% of 2009 adjusted earnings, compared to 8.1% of adjusted earnings in 2005.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following table sets forth the compensation of the NEOs for the financial year ended December 31, 2009.

        In light of the significant changes to the requirements, content and format for executive compensation disclosure made by the Canadian Securities Administrators beginning with financial years ending December 31, 2008, the Company has disclosed executive compensation in the Summary Compensation table below for the financial years ended December 31, 2009 and December 31, 2008 only, in accordance with these requirements. Disclosure of executive compensation for the financial year ended December 31, 2007, in accordance with the then applicable requirements, is contained in the Company's management information circular dated March 9, 2008, which is available on www.sedar.com.

Table 13: Summary Compensation Table

Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)		Share- based Awards ($)(1)(3)		Option- based Awards ($)(2)(3)		Annual Incentive Plans ($)(4)		Pension Value ($)(5)		All Other Compensation ($)(6)		Total Compensation ($)
Craig H. Muhlhauser(7) President and Chief Executive Officer	2009 2008	$ $	1,000,000 937,500	$ $	3,000,000 3,750,000	$ $	1,000,000 1,250,000	$ $	904,950 2,000,000	$ $	14,273 13,800	$ $	128,203 168,278	$ $	6,047,426 8,119,578
Paul Nicoletti(8) EVP, Chief Financial Officer	2009 2008	$ $	512,000 507,562	$ $	1,080,000 1,350,000	$ $	360,000 450,000	$ $	363,166 818,056	$ $	79,133 48,180	$ $	1,274 16,982	$ $	2,395,573 3,190,780
John Peri(8) EVP. Global Operations	2009 2008	$ $	504,000 503,977	$ $	900,000 1,125,000	$ $	300,000 375,000	$ $	417,156 806,364	$ $	79,749 41,959	$ $	3,376 298,286	$ $	2,204,281 3,150,586
Elizabeth L. DelBianco(8) EVP, Chief Legal & Administrative Officer and Corporate Secretary	2009 2008	$ $	444,000 439,924	$ $	900,000 1,125,000	$ $	300,000 375,000	$ $	367,395 709,042	$ $	59,270 33,906	$ $	1,004 17,274	$ $	2,071,669 2,700,146
John Boucher EVP, Global Sales & Supply Chain Solutions	2009 2008	$ $	482,500 422,525	$ $	900,000 1,125,000	$ $	300,000 375,000	$ $	261,983 673,667	$ $	11,735 10,278	$ $	— 1,431	$ $	1,956,218 2,607,901

(1)
Amounts in the column represent the value of RSUs and PSUs granted on February 2, 2010 under the LTIP and CSUP, respectively, in respect of 2009 performance. The actual number of RSUs and PSUs granted was based on a market price, as defined under each of the plans, on the grant date. Please see "— Compensation and Discussion Analysis — Equity-Based Incentives" for a description of the vesting terms of the awards and the process followed in determining the grant. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0%-200% of the target grant depending on performance.

(2)
Amounts in the column represent the value of stock options that were issued under the LTIP on February 2, 2010 in respect of 2009 performance. The actual number of options granted was based on an exercise price of $10.20. Please see "— Compensation and Discussion Analysis — Equity-Based Incentives" for a description of the vesting terms of the awards and the process followed in determining the value of the grant.

(3)
The accounting fair value of the equity-based awards is calculated using the market price for subordinate voting shares as defined under each of the plans. Based on the market value of the shares on the grant date, the accounting fair value of the total of share-based and option-based awards to the NEOs during 2009 are as follows: Mr. Muhlhauser — $4,117,571; Mr. Nicoletti — $1,482,321; Messrs. Peri and Boucher and Ms. DelBianco — $1,235,265 each.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI Plan. Please see "— Compensation and Discussion Analysis — Celestica Team Incentive Plan (CTI)" for a description of the plan and the results achieved in respect of 2009.

(5)
Pension values for Messrs. Nicoletti and Peri and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
Amounts in this column represent: (i) contributions to the CESOP for Messrs. Muhlhauser and Peri (see "— Celestica Employee Share Ownership Plan"), and (ii) for Mr. Muhlhauser, tax gross-up payments of $54,806, housing expenses of $33,643 while in Canada and travel expenses between Toronto and New Jersey of $34,508.

(7)
Mr. Muhlhauser did not receive an increase in base salary in 2009; the difference in base salary from 2008 to 2009 reported in the Summary Compensation table reflects the increase he received on April 1, 2008 from $750,000 to $1,000,000, which is his current salary.

(8)
In February, 2009, Celestica implemented a policy to pay all Executive Vice Presidents in U.S. dollars. Base salaries paid to Messrs. Nicoletti and Peri and Ms. DelBianco were converted and denominated in U.S. dollars (having been previously denominated in Canadian dollars). These individuals did not receive increases in 2009; differences in base salaries from 2008 to 2009 reflect exchange rate fluctuations prior to implementation.

        The following table provides details of each option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2009.

Table 14: Outstanding Option-Based and Share-Based Awards(1)

Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options ($)(2)	Number of Shares or Units that have not Vested (#)	Market Payout Value of Share Awards that have not Vested at Minimum ($)(3)	Market Payout Value of Share Awards that have not Vested at Target ($)(3)	Market Payout Value of Share Awards that have not Vested at Maximum ($)(3)
Craig H. Muhlhauser
Jun. 6, 2005	50,000			$13.00	Jun. 6, 2015	$—	—	$—	$—	$—
Jan. 31, 2006	148,488			$10.00	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	500,000			$6.05	Feb. 2, 2017	$1,695,000	111,000	$—	$1,047,840	$2,095,680
Feb. 2, 2007	404,000	*		$6.05	Feb. 2, 2017	$1,369,560	—	$—	$—	$—
Feb. 5, 2008	450,000			$6.51	Feb. 5, 2018	$1,318,500	470,000	$2,312,800	$4,436,800	$6,560,800
Feb. 3, 2009	694,444			$4.13	Feb. 3, 2019	$3,687,498	833,333	$4,195,551	$7,866,664	$11,537,776
Feb. 2, 2010	217,865			$10.20	Feb. 2, 2020	$—	297,898	$1,638,559	$3,038,560	$4,438,561
Paul Nicoletti
Dec. 3, 2002	15,000		C$	29.11	Dec. 3, 2012	$—	—	$—	$—	$—
Jan. 31, 2004	13,333		C$	22.75	Jan. 31, 2014	$—	—	$—	$—	$—
May 11, 2004	3,333		C$	24.92	May 11, 2014	$—	—	$—	$—	$—
Dec. 9, 2004	13,600		C$	18.00	Dec. 9, 2014	$—	—	$—	$—	$—
Jan. 31, 2006	21,591		C$	11.43	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	37,880		C$	7.10	Feb. 2, 2017	$94,932	13,888	$—	$131,103	$262,205
May 7, 2007	—			—	—	$—	10,700	$101,008	$101,008	$101,008
Jul. 31, 2007	91,500		C$	6.27	Jul. 31, 2017	$295,860	15,000	$141,600	$141,600	$141,600
Feb. 5, 2008	150,000		C$	6.51	Feb. 5, 2018	$453,470	156,667	$770,936	$1,478,936	$2,186,936
Feb. 3, 2009	250,000		C$	5.13	Feb. 3, 2019	$1,058,097	300,000	$1,510,400	$2,832,000	$4,153,600
Feb. 2, 2010	78,431		C$	10.77	Feb. 2, 2020	$—	107,243	$589,876	$1,093,879	$1,597,881
John Peri
Dec. 3, 2002	25,000		C$	29.11	Dec. 3, 2012	$—	—	$—	$—	$—
Jan. 31, 2004	16,667		C$	22.75	Jan. 31, 2014	$—	—	$—	$—	$—
Dec. 9, 2004	11,300		C$	18.00	Dec. 9, 2014	$—	—	$—	$—	$—
Jan. 31, 2006	20,455		C$	11.43	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	40,404		C$	7.10	Feb. 2, 2017	$101,258	44,444	$—	$419,551	$839,103
Feb. 2, 2007	161,616	*	C$	7.10	Feb. 2, 2017	$405,031	—	$—	$—	$—
Feb. 5, 2008	130,000		C$	6.51	Feb. 5, 2018	$393,007	135,778	$668,144	$1,281,744	$1,895,344
Feb. 3, 2009	208,333		C$	5.13	Feb. 3, 2019	$881,746	250,000	$1,258,664	$2,360,000	$3,461,336
Feb. 2, 2010	65,359		C$	10.77	Feb. 2, 2020	$—	89,369	$491,569	$911,564	$1,331,559
Elizabeth L. DelBianco
Dec. 3, 2002	12,000		C$	29.11	Dec. 3, 2012	$—	—	$—	$—	$—
Dec. 18, 2002	3,000		C$	23.29	Dec. 18, 2012	$—	—	$—	$—	$—
Apr. 18, 2003	8,000		C$	15.35	Apr. 18, 2013	$—	—	$—	$—	$—
Jan. 31, 2004	16,667		C$	22.75	Jan. 31, 2014	$—	—	$—	$—	$—
Dec. 9, 2004	11,300		C$	18.00	Dec. 9, 2014	$—	—	$—	$—	$—
Jan. 31, 2006	21,591		C$	11.43	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	18,182		C$	7.10	Feb. 2, 2017	$45,567	13,333	$—	$125,864	$251,727
Feb. 5, 2008	90,000		C$	6.51	Feb. 5, 2018	$272,082	125,333	$616,744	$1,183,144	$1,749,544
Feb. 3, 2009	208,333		C$	5.13	Feb. 3, 2019	$881,746	250,000	$1,258,664	$2,360,000	$3,461,336
Feb. 2, 2010	65,359		C$	10.77	Feb. 2, 2020	$—	89,369	$491,569	$911,564	$1,331,559

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(2)	Number of Shares or Units that have not Vested (#)	Market Payout Value of Share Awards that have not Vested at Minimum ($)(3)	Market Payout Value of Share Awards that have not Vested at Target ($)(3)	Market Payout Value of Share Awards that have not Vested at Maximum ($)(3)
John Boucher
Oct. 13, 2000	3,750	$21.83	Oct. 13, 2010	$—	—	$—	$—	$—
May 22, 2001	6,000	$19.81	May 22, 2011	$—	—	$—	$—	$—
Oct. 31, 2001	3,750	$10.40	Oct. 31, 2011	$—	—	$—	$—	$—
May 10, 2002	28,125	$13.52	May 10, 2012	$—	—	$—	$—	$—
Feb. 11, 2003	5,625	$12.99	Feb. 11, 2013	$—	—	$—	$—	$—
Mar. 15, 2004	20,000	$17.10	Mar. 15, 2014	$—	—	$—	$—	$—
Mar. 15, 2004	6,667	$17.10	Mar. 15, 2014	$—	—	$—	$—	$—
Dec. 9, 2004	25,000	$14.86	Dec. 9, 2014	$—	—	$—	$—	$—
Jan. 31, 2006	20,455	$10.00	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	30,304	$6.05	Feb. 2, 2017	$102,731	16,666	$—	$157,327	$314,654
Feb. 5, 2008	110,000	$6.51	Feb. 5, 2018	$322,300	114,867	$565,144	$1,084,344	$1,603,544
Feb. 3, 2009	208,333	$4.13	Feb. 3, 2019	$1,106,248	250,000	$1,258,664	$2,360,000	$3,461,336
Feb. 2, 2010	65,359	$10.20	Feb. 2, 2020	$—	89,369	$491,569	$911,564	$1,331,559

*
Denotes Performance Contingent Options ("PCOs") which are not fully vested and are included at 200% of target level performance which, on December 31, 2009 was the Company's anticipated vesting percentage, and was in fact the vesting percentage. PCOs have not been issued since February 2007 and the Company does not contemplate issuing further PCOs.

(1)
Includes options and share-based awards granted on February 2, 2010 in respect of 2009 performance. Please see "— Compensation Discussion and Analysis — Equity-Based Incentives" for a discussion of the equity grants.

(2)
The value of unexercised in-the-money options for Messrs. Muhlhauser and Boucher was determined using a share price of $9.44, which was the closing price of subordinate voting shares on the NYSE on December 31, 2009. For Messrs. Nicoletti and Peri and Ms. DelBianco, a share price of C$9.96 was used, which was the closing price of the subordinate voting shares on the TSX on December 31, 2009, converted to U.S. dollars at the average exchange rate for 2009 of 1.1412.

(3)
Market payout values at minimum vesting include the value of RSUs only as the minimum payout value of PSUs would be 0% of target. Market payout values at target vesting is determined using 100% of PSUs vesting and market payout values at maximum vesting is determined using 200% of PSUs vesting. Market payout values are determined using a share price of $9.44, which was the closing price of the subordinate voting shares on the NYSE on December 31, 2009, except for the share-based awards granted on February 2, 2010 in respect of 2009 performance for which the market payout values are determined using a share price of $10.20, which was the closing price of the subordinate voting shares on the NYSE on February 1, 2010, the day before the grants.

        The following table provides details of the value of option-based and share-based awards that vested during 2009 and the value of annual incentive awards paid for 2009 performance for each NEO.

Table 15: Incentive Plan Awards — Value Vested or Earned in 2009

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)
Craig H. Muhlhauser	$—	$1,495,340	$904,950
Paul Nicoletti	$46,704	$616,265	$363,166
John Peri	$—	$322,282	$417,156
Elizabeth L. DelBianco	$—	$570,545	$367,395
John Boucher	$—	$457,728	$261,983

(1)
Amounts in this column reflect the value of options that were in-the-money on the vesting date. Options for Mr. Nicoletti vested on July 31, 2009 with an exercise price of C$6.27. The price for the Company's subordinate voting shares on the TSX was C$8.60 on that date. These values were converted to U.S. dollars at the average exchange rate for 2009 of 1.1412. Where no value is shown, options that vested during 2009 had an exercise price above market value on the vesting date.

(2)
Share-based awards were released as follows: (i) RSUs were released to all NEOs on February 5, 2009 at a price of $4.04 on the NYSE for Messrs. Boucher and Muhlhauser and C$4.93 on the TSX for Messrs. Nicoletti and Peri and Ms. DelBianco, (ii) RSUs were released on December 1, 2009 to all NEOs except Mr. Peri at a price of $8.19 on the NYSE for Messrs. Muhlhauser and Boucher and C$8.58 on the TSX for Mr. Nicoletti and Ms. DelBianco, and (iii) PSUs were released to all NEOs on February 2, 2009 at a price of $4.30 on the NYSE for Messrs. Boucher and Muhlhauser and C$5.37 on the TSX for Messrs. Nicoletti and Peri and Ms. DelBianco. All of the preceeding C$ values were converted to U.S. dollars at the average exchange rate for 2009 of 1.1412.

(3)
Includes payments under the CTI Plan made in February 2010 in respect of 2009 performance. Please see "— Compensation Decisions — Celestica Team Incentive Plan (CTI)." These are the same amounts as disclosed in Table 13 under the column "Non-Equity Incentive Plan Compensation — Annual Incentive Plans."

Pension Plans

        The following table provides details of the amount of the Celestica contributions to the pension plans and the accumulated value as of December 31, 2009 for each NEO.

Table 16: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at End of Year ($)
Craig H. Muhlhauser	$72,896	$14,273	$40,923	$128,092
Paul Nicoletti(1)	$170,230	$79,133	$80,224	$329,587
John Peri(1)	$361,706	$79,749	$121,794	$563,249
Elizabeth L. DelBianco(1)	$161,511	$59,270	$52,955	$273,736
John Boucher	$207,126	$11,735	$107,168	$326,029

(1)
The difference between the Accumulated Value at Start of Year and the Accumulated Value at End of Year reported in 2008 for Messrs. Nicoletti and Peri and Ms. DelBianco is attributable to different exchange rates used in 2008 and 2009. The exchange rate used in 2008 was $1.00 = C$1.0660.

        Messrs. Muhlhauser and Boucher participate in a defined contribution pension plan that qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "U.S. Plan"). Under the U.S. Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Company may make contributions for the benefit of eligible employees. The U.S. Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Company contributes: (i) 3% of eligible compensation for Messrs. Muhlhauser and Boucher, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by each of them. The maximum contribution of the Company based on the Internal Revenue Code rules and the plan formula for 2009 is $14,700. There are no supplemental plans for U.S. employees.

        Messrs. Nicoletti and Peri and Ms. DelBianco participate in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Company's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. The Company's contributions to this plan on behalf of a NEO range from 3.6% to 6.75% of salary and paid annual incentive based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti and Peri and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that is also a defined contribution plan that is designed to provide benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits. Notional accounts are maintained for each participant in the Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

        The 2009 percentage contribution rates are outlined below in Table 17.

Table 17: Celestica Contributions to the Canadian Pension Plan

Name	Contribution %

Paul Nicoletti	6.25%

John Peri	6.39%

Elizabeth L. DelBianco	5.40%

Termination of Employment and Change in Control Arrangements with Named Executive Officers

        The Company has entered into employment agreements with certain of its NEOs in order to provide certainty to the Company and such NEOs with respect to such issues as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment and to provide a retention incentive in the event of a change in control scenario.

Messrs. Muhlhauser and Nicoletti and Ms. DelBianco

        The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Company, they are terminated without cause or resign for good reason as defined in their agreements (which provision is commonly referred to as a "double-trigger" provision). A change in control period is defined in their agreements as the period (a) commencing on the date the Company enters into a binding agreement for a change in control, an intention is announced by the Company to effect a change in control or the board adopts a resolution that a change in control has occurred and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Company, together with a portion of his expected annual incentive for the year, based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to three times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, in these circumstances, (a) the options granted to each of them vest immediately, (b) the unvested PCOs and PSUs granted to each of them vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise, or on such other more favorable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Company, together with a portion of his expected annual incentive for the year, based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to two times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of options, PCOs or PSUs and all unvested options, PCOs and PSUs are cancelled. However, options that would have otherwise vested and become exercisable during the 12 week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All RSUs shall vest immediately on a pro rata basis based on the number of full years of employment completed between the date of grant and the termination of employment. In addition, the Company's obligations provide for a cash settlement to cover benefits and contributions to or continuation of their pension and retirement plans for a two-year period following termination. In the event of retirement, the number of RSUs and PSUs vests on a pro rata basis based on the number of days between the date of grant and the date of retirement.

        The foregoing entitlements are conferred on Messrs. Muhlhauser and Nicoletti and Ms. DelBianco in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of three years following termination of employment in the case of Mr. Muhlhauser and a period of two years following termination of employment in the case of Mr. Nicoletti and Ms. DelBianco. In the event of a breach of such obligations, the Company is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

        The following tables summarize the payments to which Messrs. Muhlhauser and Nicoletti and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2009 as a result of a change in control, retirement or termination without cause.

Table 18: Mr. Muhlhauser's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	$—	$19,103,435	$—	$19,103,435

Change in Control — Termination	$5,763,950	$19,103,435	$75,613	$24,942,998

Retirement	$—	$11,873,433	$—	$11,873,433

Termination without Cause	$4,763,950	$2,131,767	$50,409	$6,946,126

(1)
Cash portion includes actual CTI payment for 2009.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution. There are no incremental benefits resulting from resignation or termination with cause.

Table 19: Mr. Nicoletti's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	$—	$5,924,738	$—	$5,924,738

Change in Control — Termination	$3,174,400	$5,924,738	$255,927	$9,355,065

Retirement	$—	$3,281,867	$—	$3,281,867

Termination without Cause	$2,252,800	$551,156	$170,212	$2,974,168

(1)
Cash portion includes actual CTI payment for 2009.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

Table 20: Ms. DelBianco's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	$—	$4,591,536	$—	$4,591,536

Change in Control — Termination	$2,752,800	$4,591,536	$226,514	$7,570,850

Retirement	$—	$2,453,796	$—	$2,453,796

Termination without Cause	$1,953,600	$333,914	$150,603	$2,438,117

(1)
Cash portion includes actual CTI payment for 2009.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

Messrs. Peri and Boucher

        The terms of employment with the Company for Messrs. Peri and Boucher are governed by the Company's Executive Employment Guidelines (the Executive Guidelines). Upon termination without cause within two years following a change in control of the Company (a "double-trigger" provision), Messrs. Peri and Boucher are entitled to a severance payment equal to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of his annual incentive for the year prorated to the date of termination. In addition, upon a change in control (a) all unvested options granted to Messrs. Peri and Boucher vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance.

        Under the Executive Guidelines, the pension and group benefits of Messrs. Peri and Boucher discontinue on the date of termination.

        Outside of the two-year period following a change in control, upon termination without cause, Messrs. Peri and Boucher are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested options may be exercised for a period of 30 days and unvested options are forfeited on the termination date, (b) in respect of RSU grants with a 100% vesting at the end of the term, RSUs vest on a pro rata basis based on the full number of years of employment completed between the date of grant and the date of termination, and in respect of RSU grants with one-third vesting over each of three years, unvested RSUs will not be released, and (c) PSUs are forfeited on the termination date. In the event of retirement, (a) options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) in respect of RSU grants with a 100% vesting at the end of the term, RSUs vest on a pro rata basis based on the number of days between the date of grant and the date of retirement, and in respect of RSUs grants with one-third vesting over each of three years, unvested RSUs vest on a pro rata basis based on the number of days between the date of the most recent release and the date of retirement, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

        The foregoing entitlements are conferred on Messrs. Peri and Boucher in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

        The following tables summarize the payments to which Messrs. Peri and Boucher would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2009 as a result of a change in control, retirement or termination without cause.

Table 21: Mr. Peri's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits	Total

Change in Control — No Termination	$—	$5,049,465	—	$5,049,465

Change in Control — Termination	$2,231,556	$5,049,465	—	$7,281,021

Retirement	$—	$3,192,840	—	$3,192,840

Termination without Cause	$2,231,556	$—	—	$2,231,556

(1)
Cash portion includes actual CTI payment for 2009.

Table 22: Mr. Boucher's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits	Total

Change in Control — No Termination	$—	$5,001,010	—	$5,001,010

Change in Control — Termination	$2,061,983	$5,001,010	—	$7,062,993

Retirement	$—	$2,723,566	—	$2,723,566

Termination without Cause	$2,061,983	$—	—	$2,061,983

(1)
Cash portion includes actual CTI payment for 2009.

Securities Authorized for Issuance Under Equity Compensation Plans

Table 23: Equity Compensation Plans as at December 31, 2009

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	209,178	$15.40	0

	LTIP (Options)	10,226,429	$10.26/C$11.96	17,192,717

	LTIP (RSUs)	62,500	N/A	1,016,940

	Total(2)	10,498,107	$10.42/C$11.96	18,209,657

Equity Compensation Plans Not Approved by Securityholders		13,568,142	N/A	N/A

	Total:	24,066,249	N/A	18,209,657

(1)
Excluding securities that may be issued upon exercise of outstanding options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 4.57% of the total number of outstanding shares (MSL — 0.09%; LTIP (Options) — 4.46%; and LTIP (RSUs) — 0.03%).

        The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Company since the company was listed on the TSX. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, performance shares, performance share units and stock appreciation rights ("SARs") to employees and consultants of the Company and affiliated entities.

        Up to 29,000,000 subordinate voting shares may be issued from treasury pursuant to the LTIP. The number of subordinate voting shares that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Company has decided that no more option grants under the LTIP will be made to directors. Under the LTIP, as of February 22, 2010, 2,930,185 subordinate voting shares have been issued from treasury and 10,517,047 subordinate voting shares are issuable under outstanding options. Also as of February 22, 2010, 26,069,815 subordinate voting shares are reserved for issuance from treasury under the LTIP. In addition, the Company may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market.

        The LTIP limits the number of subordinate voting shares that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or options for services granted by the Company, in each case to 10% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of the Company. The LTIP also limits the number of subordinate voting shares which may be reserved for issuance to any one participant pursuant to options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or options for services granted by the Company, to 5% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of the Company. The number of grants awarded under the LTIP in any given year cannot exceed 1.2% of the total number of subordinate voting shares.

        Options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, options will terminate within specified time periods following the termination of employment of an eligible participant with the Company or affiliated entities. The exercise price for options issued under the LTIP is the closing price for Celestica subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of options to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that the Company may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase subordinate voting shares upon the exercise of options or to assist participants to pay any income tax exigible upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. The Company has no such loans or guarantees outstanding.

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

        Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of subordinate voting shares which may be issued from the treasury of the Company under the performance unit program is limited to 2,000,000 and the number of subordinate voting shares which may be issued to any one person pursuant to the performance unit program shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of the Company.

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

  (h)
  increasing or deleting the percentage limit on subordinate voting shares reserved for issuance to any one person under the LTIP (being 5% of the Company's total issued and outstanding subordinate voting shares and multiple voting shares);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.

        The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  housekeeping changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for an option as long as the change does not permit the Company to grant an option with a termination date of more than 10 years from the date of grant or extend an outstanding option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

        The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Company may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the subordinate voting shares that may be issued under the terms of the CSUP. The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee and approved by the Board of Directors.

C.    Board Practices

        Members of the Board of Directors are elected until the next annual meeting or until their successors are elected or appointed.

        Except for the right to receive deferred compensation, no director is entitled to benefits from Celestica when they cease to serve as a director. See Item 6(B) "Compensation."

Board Committees

        The Board of Directors has established four standing committees, each with a specific mandate: the Executive Committee, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. All of these committees are composed of independent directors.

  Executive Committee

        The members of the Executive Committee are Mr. Crandall and Mr. Etherington, both of whom are independent directors. The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board of Directors. The Committee reviews such matters and makes such recommendations thereon to the Board of Directors as it considers appropriate, including matters designated by the Board of Directors as requiring Committee review. Members of the Committee also meet approximately once a month on an informal basis to review and stay informed about current business issues. The Board of Directors is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. No decision of the Committee is effective until it is approved or ratified by the Board of Directors.

  Audit Committee

        The Audit Committee consists of Mr. Crandall, Mr. Etherington, Mr. Tapscott, Ms. Koellner and Mr. Ryan, all of whom are independent directors and are financially literate. Ms. Koellner and Mr. Ryan joined the Audit Committee on March 9, 2010. Mr. Crandall and Mr. Etherington have each served as a chief financial officer of a large U.S. and/or Canadian organization. Mr. Tapscott is the Chairman of a strategic consulting firm and has held other executive officer positions with Canadian companies. Ms. Koellner currently serves as the Chair of the Audit Committee of Sara Lee Corporation and she and Mr. Ryan has each held executive officer positions. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it considers appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. Etherington, Mr. Tapscott, Ms. Koellner and Mr. Ryan, all of whom are independent directors. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; review annually, and submit to the Board of Directors for approval, the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; review and recommend to the Board of Directors the compensation of the CEO based on the Board of Directors' assessment of the annual performance of the CEO; review and recommend to the Board of Directors the compensation of our most senior executives; review our succession plans for key executive positions; and review and approve material changes to our organizational structure and human resource policies.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. Etherington, Mr. Love, Mr. Tapscott, Ms. Koellner and Mr. Ryan, all of whom are independent directors. The Nominating and Corporate Governance Committee recommends to the Board of Directors the criteria for selecting candidates for nomination to the Board of Directors and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board of Directors relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the CEO relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.    Employees

        Celestica has over 33,000 permanent and temporary (contract) employees worldwide as at December 31, 2009. The following table sets forth information concerning our employees by geographic location:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2007	10,000	6,000	26,000
December 31, 2008	12,000	4,000	22,000
December 31, 2009	11,000	3,000	19,000

        As at December 31, 2009, approximately 8,000 temporary (contract) employees were engaged by Celestica worldwide. Celestica used, on average, approximately 7,600 temporary (contract) employees throughout 2009. During 2009, approximately 3,200 employees were terminated as a result of restructuring actions. See note 10 to the Consolidated Financial Statements in Item 18 for further information on the restructurings.

        Certain information concerning employees is set forth in Item 4, "Information on the Company — Business Overview — Human Resources."

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 22, 2010 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS."

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(3)	130,000 SVS	*	*	*
William A. Etherington(4)	45,000 SVS	*	*	*
Laurette Koellner	0 SVS	*	*	*
Richard S. Love(5)	30,000 SVS	*	*	*
Eamon J. Ryan	0 SVS	*	*	*
Gerald W. Schwartz(6)(7)	18,946,368 MVS	100.0%	8.2%	69.2%
	1,571,977 SVS	*	*	*
Don Tapscott(8)	55,700 SVS	*	*	*
Craig H. Muhlhauser	1,686,213 SVS	*	*	*
Paul Nicoletti	294,415 SVS	*	*	*
John Peri	445,663 SVS	*	*	*
Elizabeth L. DelBianco	82,041 SVS	*	*	*
John Boucher	319,200 SVS	*	*	*
All directors and executive officers as a group (17 persons, including above)(9)	18,946,368 MVS 5,190,773 SVS	100.0% 2.5%	8.2% 2.3%	69.2% *
Total percentage of all equity shares and total percentage of voting power			10.5%	69.9%

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

(3)
Includes 60,000 subordinate voting shares subject to exercisable options.

(4)
Includes 35,000 subordinate voting shares subject to exercisable options.

(5)
Includes 25,000 subordinate voting shares subject to exercisable options.

(6)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(7)
Includes 120,657 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 688,807 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex and 1,025,148 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans. Mr. Schwartz, a director of Celestica, is the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(8)
Includes 50,000 subordinate voting shares subject to exercisable options.

(9)
Includes 2,871,564 subordinate voting shares subject to exercisable options.

        Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent 31% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 22, 2010, approximately 1,400 persons held options to acquire an aggregate of approximately 10,700,000 subordinate voting shares. Most of these options were issued pursuant to our Long-Term Incentive

Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to options outstanding as at February 22, 2010.

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (10 persons in total)	3,750	$21.83	October 13, 2000	October 13, 2010
	9,750	$10.40-$19.81	During 2001	May 22, 2011-October 31, 2011
	38,375	$13.52-C$23.29	During 2002	May 10, 2012-December 18, 2012
	77,000	$18.66/C$29.11	December 3, 2002	December 3, 2012
	13,625	$12.99-C$15.35	During 2003	February 11, 2013-April 18, 2013
	75,500	$17.15/C$22.75	January 31, 2004	January 31, 2014
	35,000	$17.10-C$24.92	During 2004	March 15, 2014-June 8, 2014
	86,400	$14.86/C$18.00	December 9, 2004	December 9, 2014
	65,000	$13.00-C$16.20	During 2005	June 6, 2015-July 5, 2015
	278,035	$10.00/C$11.43	January 31, 2006	January 31, 2016
	1,199,201	$6.05/C$7.10	February 2, 2007	February 2, 2017
	141,500	$5.88/C$6.27	July 31, 2007	July 31, 2017
	1,050,000	$6.51/C$6.51	February 5, 2008	February 5, 2018
	133,679	$5.26-C$8.06	During 2008	September 5, 2018-November 5, 2018
	1,984,304	$4.13/C$5.13	February 3, 2009	February 3, 2019
	657,949	$10.20/C$10.77	February 2, 2010	February 2, 2020
Directors who are not Senior Management	50,000	$48.69/C$72.60	July 7, 2000	July 7, 2010
	50,000	$44.23/C$66.78	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	22,500	$10.62	April 18, 2003	April 18, 2013
	22,500	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than MSL) (approximately 1,300 persons in total)	10,300	$48.69-$63.44	During 2000	July 7, 2010-August 1, 2010
	52,210	$56.19/C$86.50	December 5, 2000	December 5, 2010
	14,400	$24.91-$44.23	During 2001	April 9, 2011-October 10, 2011
	95,390	$41.89/C$66.06	December 4, 2001	December 4, 2011
	60,800	$13.10-C$39.57	During 2002	May 8, 2012-December 10, 2012
	743,185	$18.66/C$29.11	December 3, 2002	December 3, 2012
	98,500	$10.62-$19.90	During 2003	January 31, 2013-December 10, 2013
	858,592	$17.15/C$22.75	January 31, 2004	January 31, 2014
	107,508	$13.28-C$24.92	During 2004	January 19, 2014-November 5, 2014
	254,740	$14.86/C$18.00	December 9, 2004	December 9, 2014
	49,920	$9.71-C$16.23	During 2005	January 5, 2015-December 5, 2015
	358,063	$10.00/C$11.43	January 31, 2006	January 31, 2016
	44,943	$9.23-C$12.54	During 2006	February 6, 2016-December 5, 2016
	462,381	$6.05/C$7.10	February 2, 2007	February 2, 2017
	192,869	$5.47-C$7.76	During 2007	February 26, 2017-December 7, 2017
	610,750	$6.51/C$6.51	February 5, 2008	February 5, 2018
	202,128	$4.90-C$9.38	During 2008	March 5, 2018-December 5, 2018
	173,611	C$5.13	February 3, 2009	February 3, 2019
	64,525	$4.04-$8.05	During 2009	February 5, 2019-November 5, 2019
	90,414	$10.20/C$10.77	February 2, 2010	February 2, 2020
MSL Employees(1)	158,037	$9.73-$58.00	During 2000 to 2003	June 1, 2010-September 8, 2013

(1)
Represents options outstanding under certain stock option plans that were assumed by Celestica on March 12, 2004.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 22, 2010 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as "MVS" and subordinate voting shares are referred to as "SVS." Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent 31% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	18,946,368 MVS	100.0%	8.2%	69.2%
		1,451,320 SVS	*	*	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	18,946,368 MVS	100.0%	8.2%	69.2%
		1,571,977 SVS	*	*	*
MacKenzie Financial Corporation(5)(6)	Indirect	29,298,003 SVS	13.9%	12.7%	4.3%
Greystone Managed Investments Inc.(7)(8)	Indirect	13,831,978 SVS	6.6%	6.0%	2.0%
Letko, Brosseau & Ass. Inc.(9)(10)	Indirect	13,336,991 SVS	6.3%	5.8%	1.9%
Total percentage of all equity shares and total percentage of voting power				33.5%	77.7%

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

(2)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 945,010 multiple voting shares held by wholly-owned subsidiaries of Onex, 1,025,148 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, and 102,597 subordinate voting shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

The share provisions provide "coat-tail" protection to the holders of the subordinate voting shares by providing that the multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares and the multiple voting shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex or (ii) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i)"Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled by Onex prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation by such person. Onex, which owns all of the outstanding multiple voting shares, has entered into an agreement with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the subordinate voting shares, that has the effect of preventing transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable provincial take-over bid legislation to which they would have been entitled in the event of a take-over bid for the multiple voting shares if the multiple voting shares had been subordinate voting shares.

(4)
Includes 120,657 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 688,807 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(5)
The address of this shareholder is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1.

(6)
This information reflects share ownership as of December 31, 2009 and is taken from Schedule 13G filed by MacKenzie Financial Corporation with the SEC on February 2, 2010.

(7)
The address of this shareholder is: 300-1230 Blackfoot Drive, Regina, Saskatchewan, Canada S4S 7G4.

(8)
This information reflects share ownership as of December 31, 2009 and is taken from Schedule 13G filed by Greystone Managed Investments Inc. with the SEC on March 1, 2010.

(9)
The address of this shareholder is: 1800 McGill College Avenue, Suite 2510, Montreal, Quebec, Canada H3A 3J6.

(10)
This information reflects share ownership as of December 31, 2009 and is taken from Schedule 13G filed by Letko, Brosseau & Ass. Inc. with the SEC on February 11, 2010.

        During the year, Onex converted approximately 11 million multiple voting shares into subordinate voting shares. Onex sold these subordinate voting shares as part of a secondary offering, resulting in a reduction in ownership percentages from the prior year. MacKenzie Financial Corporation and Letko, Brosseau & Ass. Inc. were major shareholders in 2007, 2008 and 2009. Barclays Global Investors ceased to hold 5% of subordinate voting shares during 2009. Greystone Managed Investments Inc. became a holder of 5% or more of the subordinate voting shares during 2009.

Holders

        On February 22, 2010, there were approximately 1,900 holders of record of subordinate voting shares, of which 466 holders, holding approximately 49% of the outstanding subordinate voting shares, were resident in the United States and 431 holders, holding approximately 51% of the outstanding subordinate voting shares, were resident in Canada.

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

        On January 1, 2009, Celestica and Onex entered into a Services Agreement for the services of Mr. Schwartz as a director of the Company. The term of the Services Agreement is for one year and shall automatically renew for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in equal quarterly instalments in arrears in DSUs. The number of DSUs is determined using the closing price of the subordinate voting shares on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be paid.

        Certain information concerning other related party transactions is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Result of Operations — Liquidity and Capital Resources — Related Party Transactions."

Indebtedness of Directors and Senior Officers

        As at February 22, 2010, no executive officer or member of the Board of Directors of Celestica was indebted to Celestica in connection with the purchase of subordinate voting shares or in connection with any other transaction.

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

  The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2005	$14.65	$9.26	221,567,700
Year ended December 31, 2006	12.02	7.68	189,612,500
Year ended December 31, 2007	8.01	5.32	327,398,900
Year ended December 31, 2008	9.74	3.27	424,530,000
Year ended December 31, 2009	10.09	2.59	277,960,000

	TSX
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2005	C$14.66	C$9.29	183,773,547
Year ended December 31, 2006	13.93	8.90	183,891,193
Year ended December 31, 2007	9.48	5.68	300,052,192
Year ended December 31, 2008	9.68	4.31	276,670,000
Year ended December 31, 2009	10.80	3.41	193,290,000

  The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2008
First quarter	$6.86	$4.92	107,030,000
Second quarter	9.74	6.46	137,190,000
Third quarter	8.64	6.44	94,330,000
Fourth quarter	6.14	3.27	85,980,000
Year ended December 31, 2009
First quarter	$4.90	$2.59	71,890,000
Second quarter	7.74	3.73	86,630,000
Third quarter	10.09	6.15	60,450,000
Fourth quarter	9.77	7.89	58,990,000

	TSX
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2008
First quarter	C$6.96	C$4.91	65,310,000
Second quarter	9.68	6.65	81,230,000
Third quarter	9.14	6.51	54,130,000
Fourth quarter	6.95	4.31	76,000,000
Year ended December 31, 2009
First quarter	C$5.98	C$3.41	45,030,000
Second quarter	8.60	4.65	57,970,000
Third quarter	10.80	7.23	44,120,000
Fourth quarter	10.13	8.54	46,170,000

  The high and low market prices for each month for the most recent six months based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
August 2009	$8.85	$7.75	12,467,309
September 2009	10.09	8.50	23,916,370
October 2009	9.77	7.89	20,818,851
November 2009	9.18	8.05	16,545,028
December 2009	9.63	8.19	21,626,326
January 2010	9.91	9.06	20,870,861

	TSX
	High	Low	Volume
	(Price per SVS)
August 2009	C$9.61	C$8.55	9,990,424
September 2009	10.80	9.39	22,626,783
October 2009	10.07	8.55	14,905,345
November 2009	9.59	8.54	9,221,702
December 2009	10.13	8.57	22,043,920
January 2010	10.54	9.63	15,499,603

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

  Shareholder Rights and Limitations

        The rights and preferences attaching to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3 (Reg. No. 333-69278), filed with the SEC on September 12, 2001, which section is hereby incorporated by reference into this Annual Report.

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

        This summary is based on the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to March 4, 2010, and Celestica's understanding of the current published administrative practices of the Canada Revenue Agency.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of December 23, 2009, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        Despite the fact that we are engaged in an active business, we are unable to conclude that we were not a PFIC in 2009, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Company which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, based on our current business plan, we may be a PFIC in 2010 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC, if we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that we are treated as a PFIC.

  Tax Consequences for Non-United States Holders of Subordinate Voting Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a holder of subordinate voting shares that is not a United States Holder (non-United States Holder) will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, subordinate voting shares unless:

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below provides information about our foreign currency contracts. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2009, these contracts had a fair value net unrealized gain of U.S. $8.0 million.

	Expected Maturity Date
	2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
Contract amount in millions
Receive C$/Pay U.S.$
Contract amount	$190.5	$16.0	$—	$—	$—	$—	$206.5	$7.7
Average exchange rate	0.91	0.94
Pay British Pound Sterling/Receive U.S. $
Contract amount	$89.5	—	—	—	—	—	$89.5	$(0.1)
Average exchange rate	1.60
Receive Thai Baht/Pay U.S.$
Contract amount	$50.1	—	—	—	—	—	$50.1	$0.2
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$47.8	—	—	—	—	—	$47.8	$0.2
Average exchange rate	0.29
Receive Mexican Peso/Pay U.S. $
Contract amount	$37.1	—	—	—	—	—	$37.1	$0.1
Average exchange rate	0.08
Receive Singapore $/Pay U.S.$
Contract amount	$18.9	—	—	—	—	—	$18.9	$0.3
Average exchange rate	0.70
Receive U.S.$/Pay Euro
Contract amount	$13.3	—	—	—	—	—	$13.3	$—
Average exchange rate	1.45
Receive Romanian Lei/Pay U.S. $
Contract amount	$13.1	—	—	—	—	—	$13.1	$(0.3)
Average exchange rate	0.33
Receive Czech Koruna/Pay U.S. $
Contract amount	$12.9	—	—	—	—	—	$12.9	$(0.1)
Average exchange rate	0.05

Total	$473.2	$16.0	$—	$—	$—	$—	$489.2	$8.0

        At December 31, 2008, we had foreign currency contracts covering various currencies in an aggregate notional amount of $587.1 million. These contracts had a fair value net unrealized loss of U.S. $38.9 million. The change in the net unrealized gains and losses on our contracts during 2009 was due primarily to the favourable movement in the exchange rates for the currencies that we hedge and the settlement of contracts with significant losses.

Interest Rate Risk

        Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense, assuming maximum borrowings under our credit facility, by $2.0 million annually. See note 7 to the Consolidated Financial Statements in Item 18.

        At December 31, 2009, the approximate fair value of our Senior Subordinated Notes was 103% of its face value on December 31, 2009, based on quoted market rates or prices. The Senior Subordinated Notes were redeemed on March 2, 2010. See note 22 to the Consolidated Financial Statements in Item 18.

Item 12.    Description of Securities Other than Equity Securities

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares

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

Item 16B.    Code of Ethics

        The Board of Directors has adopted a Finance Code of Professional Conduct for Celestica's CEO, our senior finance officers and all personnel in the finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

        The Finance Code of Professional Conduct and the Business Conduct Governance policy can be accessed electronically at http://www.celestica.com. Celestica will provide a copy of such policies free of charge to any person who so requests. Requests should be directed to clsir@celestica.com, by mail to Celestica Investor Relations, 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7, or by telephone at 416-448-2211.

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

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2008 or 2009. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $3.4 million in 2009 and $4.2 million in 2008 for audit services.

Audit-Related Fees

        KPMG billed $0.3 million in 2009 and $0.1 million in 2008 for audit-related services.

Tax Fees

        KPMG billed $0.5 million in 2009 and $0.6 million in 2008 for tax compliance, tax advice and tax planning services.

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

        N/A

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the Canadian Securities Administrators, the NYSE and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes Oxley Act of 2002. Today, we meet and often exceed not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Celestica complies with the TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. NYSE rules require approval of all equity compensation plans regardless of whether new issuances or treasury shares are used.

        We submitted a certificate of Craig H. Muhlhauser, our CEO, to the NYSE in 2009 certifying that he was not aware of any violation by Celestica of its corporate governance listing standards.

Corporate Social Responsibility

        We have a heritage of strong corporate citizenship and uphold policies and principles that focus our corporate social responsibility initiatives across five key focus areas: labour, ethics, the environment, occupational health and safety, and giving.

        Our guiding policies and principles include:

  –
  Our Values, developed with input from our employees to reflect the characteristics and behaviours that are core to our company.

  –
  Our Business Conduct Governance Policy, which outlines the ethics and practices we consider necessary for a positive working environment and the high legal and ethical standards to which our employees are held accountable.

  –
  The Electronics Industry Citizenship Coalition, of which we were a founding member. The EICC's Code of Conduct outlines industry standards to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. Celestica is continually working to implement, manage and audit our compliance with this Code.

        In 2010, we are launching our first integrated Corporate Social Responsibility Information Package. This package will include our Corporate Social Responsibility Report, Environmental Sustainability Report and Business Conduct Governance Policy and will be available on our corporate website at http://www.celestica.com. These documents outline our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2010.

 Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Restated Article of Incorporation effective June 25, 2004					X
1.11	Bylaw No. 1					X
1.12	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.13	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.14	Bylaw No. A	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11
2.4	First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 17, 2004	4.21
2.5	Second Supplemental Indenture, dated as of December 30, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee, to the First Supplemental Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee, to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	20-F	0001-14832	March 21, 2005	2.7

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
2.6	Third Supplemental Indenture, dated as of June 23, 2005, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee to the Indenture, dated as of June 16, 2004, between Celestica Inc. and the trustee	6-K	0001-14832	June 27, 2005	4.22
2.7	Fifth Revolving Term Credit Agreement, April 7, 2009, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders					X
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation					X
4.2	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser	20-F	0001-14832	March 25, 2008	4.4
4.3	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Paul Nicoletti	20-F	0001-14832	March 25, 2008	4.5
4.4	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	0001-14832	March 25, 2008	4.6
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan					X
4.6	Canadian Share Unit Plan	20-F	001-14832	March 21, 2005	4.16
4.7	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.8	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.9	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct					X
11.2	Business Conduct Governance Policy					X
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)*					X
15.1	Celestica Audit Committee Mandate	20-F	001-14832	March 21, 2006	15.1
15.2	Consent of KPMG LLP, Chartered Accountants					X

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
Date: March 23, 2010

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

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

February 10, 2010

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's report on internal control over financial reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have conducted our audits on the consolidated financial statements, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 10, 2010 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada February 10, 2010	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. (the "Company") as of December 31, 2008 and 2009 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 10, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Toronto, Canada February 10, 2010	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

 CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31
	2008	2009
Assets
Current assets:
Cash and cash equivalents (note 19)	$1,201.0	$937.7
Accounts receivable (note 2(e))	1,074.0	828.1
Inventories (note 2(f))	787.4	676.1
Prepaid and other assets (note 14(d)(1))	87.1	74.5
Income taxes recoverable	14.1	21.2
Deferred income taxes (note 11)	8.2	5.2

	3,171.8	2,542.8
Property, plant and equipment (note 4)	433.5	393.8
Intangible assets (note 5)	54.1	32.3
Other long-term assets (note 6)	126.8	137.2

	$3,786.2	$3,106.1

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,090.6	$927.1
Accrued liabilities (notes 10(a), 14(d)(1), 20(d) and (g))	463.1	331.9
Income taxes payable	13.5	38.0
Current portion of long-term debt (note 7)	1.0	222.8

	1,568.2	1,519.8
Long-term debt (note 7)	732.1	—
Accrued pension and post-employment benefits (notes 13 and 20(c))	63.2	75.4
Deferred income taxes (note 11)	47.4	28.0
Other long-term liabilities	9.8	7.1

	2,420.7	1,630.3
Shareholders' equity:
Capital stock (note 8(b))	3,588.5	3,591.2
Contributed surplus	204.4	210.6
Deficit	(2,436.8)	(2,381.8)
Accumulated other comprehensive income	9.4	55.8

	1,365.5	$1,475.8

	$3,786.2	$3,106.1

Commitments, contingencies and guarantees (note 16).
Canadian and United States accounting policy differences (note 20).
Subsequent events (note 22).

See accompanying notes to consolidated financial statements.

 CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2007	2008	2009
Revenue	$8,070.4	$7,678.2	$6,092.2
Cost of sales	7,648.0	7,147.1	5,662.4

Gross profit	422.4	531.1	429.8
Selling, general and administrative expenses (SG&A) (notes 2(o) and 2(s)(1))	271.7	292.0	244.5
Amortization of intangible assets (notes 2(s)(1) and 5)	44.7	26.9	21.9
Integration costs related to acquisitions (note 3)	0.1	—	—
Other charges (note 10)	47.6	885.2	68.0
Interest on long-term debt (note 7)	66.4	57.8	35.3
Interest income, net of interest expense	(15.2)	(15.3)	(0.3)

Earnings (loss) before income taxes	7.1	(715.5)	60.4
Income taxes expense (recovery) (note 11):
Current	14.4	18.4	33.6
Deferred	6.4	(13.4)	(28.2)

	20.8	5.0	5.4

Net earnings (loss)	$(13.7)	$(720.5)	$55.0

Basic earnings (loss) per share	$(0.06)	$(3.14)	$0.24
Diluted earnings (loss) per share	$(0.06)	$(3.14)	$0.24
Shares used in computing per share amounts (in millions):
Basic	228.9	229.3	229.5
Diluted (note 2(r))	228.9	229.3	230.9
Net earnings (loss) in accordance with U.S. GAAP (note 20)	$(16.1)	$(725.8)	$39.0
Basic earnings (loss) per share, in accordance with U.S. GAAP (note 20)	$(0.07)	$(3.17)	$0.17
Diluted earnings (loss) per share, in accordance with U.S. GAAP (note 20)	$(0.07)	$(3.17)	$0.17

See accompanying notes to consolidated financial statements.

 CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

	Year ended December 31
	2007	2008	2009
Net earnings (loss)	$(13.7)	$(720.5)	$55.0
Other comprehensive income (loss), net of tax (note 9):
Currency translation adjustment	8.7	11.5	(1.6)
Reclass foreign currency translation to other charges	—	—	1.8
Change from derivatives designated as hedges	21.2	(58.0)	46.2

Comprehensive income (loss)	$16.2	$(767.0)	$101.4

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Capital Stock (note 8)	Warrants (note 8)	Contributed Surplus	Deficit	Accumulated other comprehensive income (note 9)
Balance — December 31, 2006	$3,576.6	$8.4	$179.3	$(1,696.2)	$26.5 (a)
Change in accounting policy	—	—	—	(6.4)	(0.5)
Shares issued	8.6	—	—	—	—
Warrants cancelled	—	(5.3)	5.3	—	—
Stock-based compensation costs (note 8)	—	—	5.1	—	—
Other	—	—	0.6	—	—
Net loss for the year	—	—	—	(13.7)	—
Change from derivatives designated as hedges	—	—	—	—	21.2
Currency translation adjustments	—	—	—	—	8.7

Balance — December 31, 2007	3,585.2	3.1	190.3	(1,716.3)	55.9
Shares issued	3.3	—	—	—	—
Warrants cancelled	—	(3.1)	3.1	—	—
Stock-based compensation costs (note 8)	—	—	10.0	—	—
Other	—	—	1.0	—	—
Net loss for the year	—	—	—	(720.5)	—
Change from derivatives designated as hedges	—	—	—	—	(58.0)
Currency translation adjustments	—	—	—	—	11.5

Balance — December 31, 2008	3,588.5	—	204.4	(2,436.8)	9.4
Shares issued	2.7	—	—	—	—
Stock-based compensation costs (note 8)	—	—	17.6	—	—
Reclass to accrued liabilities (b)	—	—	(13.3)	—	—
Other	—	—	1.9	—	—
Net earnings for the year	—	—	—	55.0	—
Change from derivatives designated as hedges	—	—	—	—	46.2
Currency translation adjustments	—	—	—	—	0.2

Balance — December 31, 2009	$3,591.2	$—	$210.6	$(2,381.8)	$55.8

(a)
December 31, 2006 balance consisted of currency translation adjustments.

(b)
Reclassified stock-based compensation from contributed surplus to accrued liabilities due to a change in the settlement method. See note 8(e).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2007	2008	2009
Cash provided by (used in):
Operations:
Net earnings (loss)	$(13.7)	$(720.5)	$55.0
Items not affecting cash:
Depreciation and amortization	130.8	109.2	100.4
Deferred income taxes (recovery) (note 11)	6.4	(13.4)	(28.2)
Stock-based compensation (notes 8(d) and (e))	13.2	23.4	28.0
Restructuring charges (note 10)	5.1	1.1	3.8
Other charges (note 10)	14.0	850.3	9.5
Other	11.8	(0.2)	(4.0)
Changes in non-cash working capital items:
Accounts receivable	32.0	(132.8)	244.9
Inventories	406.0	4.5	110.2
Prepaid and other assets	(6.8)	22.5	21.7
Income taxes recoverable	11.4	5.7	(7.1)
Accounts payable and accrued liabilities	(237.6)	58.9	(265.2)
Income taxes payable	(21.2)	(0.5)	24.5

Non-cash working capital changes	183.8	(41.7)	129.0

Cash provided by operations	351.4	208.2	293.5

Investing:
Purchase of property, plant and equipment	(63.7)	(88.8)	(77.3)
Proceeds from sale of operations or assets	27.0	7.7	10.0
Other	(0.2)	0.3	1.0

Cash used in investing activities	(36.9)	(80.8)	(66.3)

Financing:
Repurchase of Senior Subordinated Notes (note 7(d))	—	(30.4)	(495.8)
Proceeds from termination of swap agreements (note 7(d))	—	—	14.7
Repayment of capital lease obligations	(0.6)	(0.4)	(1.0)
Financing costs	(1.4)	(0.5)	(2.8)
Issuance of share capital	3.5	2.1	2.7
Other	(3.0)	(13.9)	(8.3)

Cash used in financing activities	(1.5)	(43.1)	(490.5)

Increase (decrease) in cash	313.0	84.3	(263.3)
Cash and cash equivalents, beginning of year	803.7	1,116.7	1,201.0

Cash and cash equivalents, end of year	$1,116.7	$1,201.0	$937.7

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

(b)   Use of estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing goodwill and long-lived assets, and to valuing our pension costs. Actual results could differ materially from those estimates and assumptions, especially in light of the economic environment and uncertainties.

(c)   Revenue:

        We derive most of our revenue from the sale of electronic equipment that we have built to customer specifications. We recognize revenue from product sales when we deliver the goods or the goods are received by our customers; title and risk of ownership have passed; persuasive evidence of an arrangement exists; performance has occurred; receivables are reasonably assured of collection; and customer specified test criteria have been met. We have no further performance obligations after revenue has been recognized, other than our standard manufacturing warranty. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(e)   Allowance for doubtful accounts:

        We record an allowance for doubtful accounts against accounts receivable that management believes are impaired. We record specific allowances against customer receivables based on our knowledge of the financial condition of our customers. We also consider the aging of the receivables, customer and industry concentrations, the current business environment, and historical experience. See notes 14(a) and 18.

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

	2008	2009
Raw materials	$533.1	$527.7
Work in progress	106.4	54.1
Finished goods	147.9	94.3

	$787.4	$676.1

        During 2009, we recorded a net inventory valuation reversal through cost of sales of $1.0 (2008 — net provision of $19.6) to reflect changes in the value of our inventory to net realizable value.

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

        We expense maintenance and repair costs as incurred.

(h)   Goodwill:

        To the extent we have goodwill, we evaluate it annually or whenever events or changes in circumstances ("triggering events") indicate that we may not recover the carrying amount. Absent of any triggering events during the year, we conduct our goodwill assessment in the fourth quarter of the year to correspond with our planning cycle. We test impairment, using the two-step method, at the reporting unit level, by comparing the reporting unit's carrying amount to its fair value. We estimate the fair values of the reporting units using a combination of a market capitalization approach, a multiples approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, we may have an impairment of goodwill. We measure impairment by comparing the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. In the fourth quarter of 2008, we determined that the entire goodwill balance of $850.5 was impaired, and wrote it off as of December 31, 2008. See note 10(b). The process of determining fair values is subjective and requires management to exercise a significant amount of judgment in making assumptions about future results, including revenue and expense projections, discount rates and market multiples, at the reporting unit level.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(i)    Intangible assets:

        We carry intangible assets at cost and amortize these assets on a straight-line basis over their estimated useful lives. The estimated useful lives are as follows:

Intellectual property	3 to 5 years
Other intangible assets	4 to 10 years
Computer software assets	1 to 10 years

        Intellectual property assets consist primarily of certain non-patented intellectual property and process technology. Other intangible assets consist primarily of customer relationships and contract intangibles. Computer software assets consist primarily of software licenses.

(j)    Impairment or disposal of long-lived assets:

        We review long-lived assets (comprised of property, plant and equipment and intangible assets) for impairment on an annual basis or whenever events or changes in circumstances ("triggering events") indicate that we may not recover the carrying amount. Absent of any triggering events during the year, we conduct our long-lived assets assessment in the fourth quarter of the year to correspond with our planning cycle. We classify assets as held-for-use or available-for-sale. We recognize an impairment loss on an asset used when the carrying amount exceeds the projected undiscounted future net cash flows we expect from its use and disposal. We measure the loss as the amount by which the carrying amount exceeds its fair value, which we determine using either discounted cash flows or estimates of market value for certain assets, where available. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections and discount rates, as well as the valuation and use of appraisals for property. For assets available-for-sale, we recognize an impairment loss when the carrying amount exceeds the fair value less costs to sell. We have recorded impairment charges in 2007, 2008 and 2009. See note 10(c).

(k)   Pension and non-pension post-employment benefits:

        We accrue our obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method prorated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. Actual results could differ materially from the estimates originally made by management. Changes in these assumptions could impact future pension expense and pension funding. For the purpose of calculating the expected return on plan assets, we value assets at fair value. We amortize past service costs arising from plan amendments on a straight-line basis over the average remaining service period of employees active at the date of amendment. We amortize actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year, over the average remaining service period of active employees, except for plans where all, or almost all, of the employees are no longer active, in which we amortize over the average remaining life of the former employees. We measure plan assets and the accrued benefit obligations at December 31. The average amortization period of the pension plans is 27 years for 2008 and 2009. The average remaining service period of active employees covered by the other post-employment benefits plans is 19 years for 2008 and 2009. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains against unrecognized losses and record any excess gains when the curtailment occurs and all curtailment losses in the period in which it is probable that a curtailment will occur. Settlement gains or losses may arise from transactions in which we substantially discharge or settle all or part of our accrued benefit obligation thereby substantially eliminating the risks associated with the accrued benefit obligation and the assets used to effect the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

settlement. We recognize settlement gains or losses through operations in the period in which the settlement occurs. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. We record pension assets as other long-term assets and pension liabilities as accrued pension and post-employment benefits.

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

        For relationships in which we intend to apply hedge accounting, we have formally documented the relationship between hedging instruments and hedged items, as well as our risk management objectives and

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We have also formally assessed, both at the hedge's inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of hedged items.

        In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in our consolidated statement of operations. We record the gain or loss from these forward contracts at the same location where the underlying exposures are recognized in our consolidated statement of operations. For our non-designated hedges against our balance sheet exposures denominated in foreign currencies, we record the gain or loss from these forward contracts in SG&A expenses.

Interest rate hedging:

        In connection with the issuance of our Senior Subordinated Notes due 2011 (2011 Notes) in June 2004, we entered into agreements to swap the fixed interest rate for a variable interest rate. We recorded the payments or receipts under the swap agreements as interest expense on long-term debt. In February 2009, we terminated the interest rate swap agreements. See notes 7 and 14.

Financial instruments:

        We recognize all financial assets and financial liabilities on our consolidated balance sheet at fair value, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which are carried at their amortized cost. We also record certain elements of our Notes at fair value while keeping the remaining amounts at cost or amortized cost. See notes 7 and 14 for further details.

        All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in our consolidated balance sheet. We designate our hedging relationships as either cash flow hedges or fair value hedges.

        In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent that it is effective, are recorded in other comprehensive income (loss) (OCI) until the asset or liability being hedged is recognized in operations. Any cash flow hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is recognized in operations immediately. The effective portion of hedge gain (loss) in OCI is released to operations as the hedged items are recognized in operations and at the same location where the hedged items are recorded in our consolidated statements of operations. Based on our current cash flow hedges, most of the underlying expenses that are being hedged are included in cost of sales.

        In a fair value hedge, changes in the fair value of hedging derivatives are offset in operations by the changes in the fair value relating to the hedged risk of the asset, liability or cash flows being hedged. Any fair value hedge ineffectiveness is recognized in operations immediately.

        Derivatives may be embedded in financial instruments (the "host instrument"). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are similar to those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. We have prepayment options that are embedded in our Notes which meet the criteria for bifurcation. See notes 7(d) and (e).

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

        We mark-to-market the embedded prepayment options in our Notes until the options are extinguished. We also applied the fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009. The changes in fair values each period are recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or debt redemption which we recorded in other charges. The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatilities and credit spreads. The impact of these adjustments on our results of operations is as follows:

	Year ended December 31
	2007	2008	2009
Increase (decrease) in interest expense on long-term debt	$(0.6)	$1.0	$(9.0)

        We are required to disclose the classifications of our financial instruments into the following specific categories:

— financial assets held-for-trading	— loans and receivables
— held-to-maturity investments	— available-for-sale financial assets
— financial liabilities held-for-trading	— financial liabilities measured at amortized cost

        The classification of our financial instruments is as follows:

        Our cash and cash equivalents are comprised of cash and short-term investments. See note 19. We classify accounts receivable as loans and receivables. Our derivative assets are included in prepaid and other assets and other long-term assets. Our derivative liabilities are included in accrued liabilities and other long-term liabilities. The majority of our derivative assets and liabilities arise from foreign currency forward contracts and interest rate swap agreements. Our foreign currency forward contracts are recorded at fair value and the majority of our foreign currency forward contracts are designated as cash flow hedges. Our interest rate swap agreements related to our 2011 Notes were recorded at fair value and were designated as fair value hedges, prior to their termination in the first quarter of 2009. See note 14(d)(2). Accounts payable and the majority of our accrued liabilities, excluding derivative liabilities, are classified as financial liabilities which are recorded at amortized cost. Our Notes, which are comprised of elements recorded at fair value and amortized cost, are classified as financial liabilities. See note 7. We do not currently designate any financial assets as held-for-trading or available-for-sale.

(o)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in SG&A for 2009 were $7.0 (2008 — $7.6; 2007 — $2.5). No amounts were capitalized.

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

(r)   Earnings (loss) per share and weighted average shares outstanding:

        We follow the treasury stock method for calculating diluted per share results. The diluted per share calculation reflects the potential dilution from stock options. As a result of our net losses for 2007 and 2008, approximately 0.1 million and 0.3 million, stock options were excluded from the diluted per share calculations for 2007 and 2008, respectively.

(s)   Changes in accounting policies:

(1)   Goodwill and intangible assets:

        On January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. As required by this standard, we have retroactively reclassified computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets. We have also reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets. There was no impact on previously reported net earnings or loss. See note 5.

(2)   Financial instruments — disclosures:

        Effective December 31, 2009, we adopted the amendment issued by the CICA to Handbook Section 3862, "Financial instruments — disclosures," which requires enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. These requirements correspond to the IFRS guidelines on financial instruments disclosures. See note 14. The adoption of this amendment did not have a material impact on our consolidated financial statements.

(t)    Recently issued accounting pronouncements:

(1)   International financial reporting standards (IFRS):

        In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011. IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers under IFRS. We have started an IFRS conversion project to evaluate the impact of implementing the new standards. Our transition plan is progressing according to our implementation schedule. We have disclosed our preliminary IFRS accounting policy decisions in our 2009 management's discussion and analysis. Although we have identified key accounting policy differences, we cannot at this time determine the impact of IFRS on our consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(2)   Business combinations:

        In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

(3)   Consolidated financial statements:

        In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for 2011. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

3.     INTEGRATION COSTS:

        We expense integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

        Also see note 22.

4.     PROPERTY, PLANT AND EQUIPMENT:

	2008
	Cost	Accumulated Depreciation	Net Book Value
Land	$42.5	$—	$42.5
Buildings	218.9	50.4	168.5
Building/leasehold improvements	83.6	57.5	26.1
Office equipment	38.4	32.4	6.0
Machinery and equipment	740.2	549.8	190.4

	$1,123.6	$690.1	$433.5

	2009
	Cost	Accumulated Depreciation	Net Book Value
Land	$35.7	$—	$35.7
Buildings	207.2	53.9	153.3
Building/leasehold improvements	90.6	63.9	26.7
Office equipment	36.1	33.1	3.0
Machinery and equipment	686.5	511.4	175.1

	$1,056.1	$662.3	$393.8

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        As of December 31, 2009, we have $23.0 (December 31, 2008 — $22.0) of assets that are available-for-sale, primarily land and buildings, as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

        Property, plant and equipment at December 31, 2009 includes $5.9 (December 31, 2008 — $6.4) of assets under capital lease and accumulated depreciation of $4.9 (2008 — $5.0) related thereto.

        Depreciation and rental expense for 2009 was $75.4 (2008 — $91.1; 2007 — $106.1) and $51.6 (2008 — $49.1; 2007 — $55.9), respectively.

5.     INTANGIBLE ASSETS:

	2008
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$119.4	$118.8	$0.6
Other intangible assets	201.1	181.6	19.5
Computer software assets (note 2(s)(1))	256.1	222.1	34.0

	$576.6	$522.5	$54.1

	2009
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$111.3	$111.3	$—
Other intangible assets	189.9	181.0	8.9
Computer software assets (note 2(s)(1))	255.7	232.3	23.4

	$556.9	$524.6	$32.3

        The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Computer Software Assets	Total
Balance — December 31, 2007	$1.7	$33.5	$38.9	$74.1
Amortization	(1.1)	(14.0)	(11.8)	(26.9)
Addition	—	—	6.9	6.9

Balance — December 31, 2008 (i)	0.6	19.5	34.0	54.1
Amortization	(0.2)	(8.6)	(13.1)	(21.9)
Impairment (ii)	(0.4)	(2.0)	—	(2.4)
Addition	—	—	2.5	2.5

Balance — December 31, 2009	$—	$8.9	$23.4	$32.3

(i)
As we finalized our 2009 plan, and in connection with our annual recoverability review of long-lived assets in the fourth quarter of 2008, we determined that there was no impairment of intangible assets for 2008.

(ii)
As we finalized our 2010 plan, and in connection with our annual recoverability review of long-lived assets in the fourth quarter of 2009, we recorded an impairment charge of $1.8 to write-down other intangible assets in Asia. The impairment was measured as the excess of the carrying amount over the fair value of the assets determined using discounted cash flows.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        In 2009, as a result of restructuring actions we implemented, we also recorded impairment charges to write-down intellectual property by $0.4 and other intangible assets by $0.2.

        Amortization expense is as follows:

	Year ended December 31
	2007	2008	2009
Amortization of intellectual property	$2.1	$1.1	$0.2
Amortization of other intangible assets	19.2	14.0	8.6
Amortization of computer software assets	23.4	11.8	13.1

	$44.7	$26.9	$21.9

        We estimate our future amortization expense as follows, based on the existing intangible asset balances:

2010	$15.6
2011	13.9
2012	2.8

$32.3

6.     OTHER LONG-TERM ASSETS:

	2008	2009
Deferred pension (note 13)	$83.2	$104.4
Land rights	11.8	10.9
Fair value of interest rate swaps (note 14(d)(2))	17.3	—
Deferred income taxes (note 11)	8.0	14.4
Other	6.5	7.5

	$126.8	$137.2

7.     LONG-TERM DEBT:

	2008	2009
Secured, revolving credit facility (a)	$—	$—
Senior Subordinated Notes due 2011 (2011 Notes) (b)(c)(d)	489.4	—
Senior Subordinated Notes due 2013 (2013 Notes) (b)(d)	223.1	223.1
Embedded prepayment option at fair value (d)(e)	(19.2)	(1.5)
Basis adjustments on debt obligation (e)	4.9	3.1
Unamortized debt issue costs	(7.0)	(1.9)
Fair value adjustment of 2011 Notes attributable to interest rate risks (d)(e)	40.9	—

	732.1	222.8
Capital lease obligations	1.0	—

	733.1	222.8
Less current portion (b)	1.0	222.8

	$732.1	$—

(a)
In April 2009, we renewed our revolving credit facility on generally similar terms and conditions, and reduced the size from $300.0 to $200.0, with a maturity of April 2011. Borrowings bear a higher interest rate

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  under this facility than under the prior facility and we are required to comply with certain restrictive covenants relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We have pledged certain assets, including the shares of certain North American subsidiaries, as security. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at December 31, 2009. Commitment fees for 2009 were $2.1. Based on the required financial ratios at December 31, 2009, we have full access to this facility. We were in compliance with all covenants at December 31, 2009.

  We also have uncommitted bank overdraft facilities available for operating requirements which total $65.0 at December 31, 2009. There were no borrowings outstanding under these facilities at December 31, 2009.

(b)
In June 2004, we issued the 2011 Notes with a principal amount of $500.0 and a fixed interest rate of 7.875%. We redeemed the outstanding 2011 Notes during 2009. See note 7(d).

In June 2005, we issued the 2013 Notes with a principal amount of $250.0 and a fixed interest rate of 7.625%. The 2013 Notes are unsecured and are subordinated in right of payment to our secured debt (see note 7(a)). The 2013 Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes. These covenants also place limitations on the sale of assets and our ability to incur additional debt. We were in compliance with all covenants at December 31, 2009. In January 2010, we announced our intention to redeem our outstanding 2013 Notes. See note 22. As a result, we reclassified our 2013 Notes from long-term debt to current portion of long-term debt on our consolidated balance sheet as at December 31, 2009.

(c)
In connection with the 2011 Notes, we entered into agreements to swap the fixed interest rate for a variable interest rate based on LIBOR plus a margin. In February 2009, we terminated these interest rate swap agreements. See note 7(d). The average interest rate on the 2011 Notes was 7.0% for 2009 through to the redemption of the debt (2008 — 6.5%; 2007 — 8.3%).

(d)
During 2008, we paid $30.4, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $10.6 and to repurchase 2013 Notes with a principal amount of $26.9. We recognized a gain of $7.6 on the repurchase of the Notes which we recorded in other charges. See note 10. The gain on the repurchase was measured based on the carrying values of the repurchased portion of the Notes on the dates of repurchase.

In 2009, we paid $495.8, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $489.4. We recognized a gain of $19.5 on the repurchase of the 2011 Notes which we recorded in other charges. See note 10. The gain was measured based on the carrying value of the repurchased portion of the 2011 Notes on the date of repurchase. In February 2009, we terminated the interest rate swap agreements related to the 2011 Notes and received $14.7 in cash, excluding accrued interest, as settlement of these agreements. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes. In 2009, we recorded a write-down, through other charges, of $16.7 in the carrying value of the embedded prepayment option on the 2011 Notes primarily to reflect the change in fair value upon hedge de-designation. See note 10. We amortized the historical fair value adjustment on the 2011 Notes until the Notes were redeemed, using the effective interest rate method. This amortization was recorded as a reduction to interest expense on long-term debt. Also see note 22.

(e)
The prepayment options in the Notes qualify as embedded derivatives that we bifurcated for reporting. As of December 31, 2009, the fair value of the embedded derivative asset is $1.5 for the 2013 Notes and is recorded against the debt. The decrease in the fair value of the embedded derivative asset from December 31, 2008 primarily reflects the write-down upon hedge de-designation described in note 7(d).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  As a result of bifurcating the prepayment option from the Notes, a basis adjustment was added to the cost of the debt. We amortize the basis adjustment over the term of the debt using the effective interest rate method. This amortization is recorded as a reduction of interest expense on long-term debt. The unamortized fair value adjustment on the 2011 Notes decreased from $40.9 at December 31, 2008 to zero at December 31, 2009 primarily as a result of the debt repurchases and hedge de-designation described in note 7(d). After the hedge de-designation, we amortized the fair value adjustment to interest expense on long-term debt until the 2011 Notes were redeemed. Upon redemption of the 2011 Notes in 2009, the related basis adjustment, the unamortized debt issue costs and the unamortized fair value adjustment were eliminated in determining the gain that we recorded in other charges.

  We applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009. We also mark-to-market the bifurcated embedded prepayment options in our debt instruments until the options are extinguished. The changes in the fair values each period are recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or debt redemption which we recorded in other charges. The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatility and credit spreads. See note 2(n) which summarizes the impact of our mark-to-market adjustments and our fair value hedge accounting.

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

(b)   Issued and outstanding:

Number of Shares (in millions)	SVS	MVS	Total SVS and MVS outstanding	Warrants (note 8(c))
Balance December 31, 2007	199.2	29.6	228.8	0.4
Other share issuances (i)	0.4	—	0.4	—
Other (ii)	—	—	—	(0.4)

Balance December 31, 2008	199.6	29.6	229.2	—
Other share issuances (iii)	0.3	—	0.3	—
Other (iv)	10.7	(10.7)	—	—

Balance December 31, 2009	210.6	18.9	229.5	—

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

Amount	SVS	MVS	Total SVS and MVS outstanding	Warrants (note 8(c))
Balance December 31, 2007	$3,479.8	$105.4	$3,585.2	$3.1
Other share issuances (i)	3.3	—	3.3	—
Other (ii)	—	—	—	(3.1)

Balance December 31, 2008	3,483.1	105.4	3,588.5	—
Other share issuances (iii)	2.7	—	2.7	—
Other (iv)	38.0	(38.0)	—	—

Balance December 31, 2009	$3,523.8	$67.4	$3,591.2	$—

Capital transactions:

  (i)
  During 2008, we issued 0.2 million SVS as a result of the exercise of employee stock options for $2.1 and we issued 0.1 million SVS for $0.7 upon the vesting of restricted share units. We also issued 0.1 million SVS for $0.5 upon the vesting of deferred share units.

  (ii)
  During 2008, we cancelled 0.4 million warrants with an ascribed value of $3.1.

  (iii)
  During 2009, we issued 0.3 million SVS as a result of the exercise of employee stock options for $2.7.

  (iv)
  During 2009, Onex Corporation, our controlling shareholder who holds our outstanding MVS, converted 10.7 million MVS into 10.7 million SVS and then sold these SVS pursuant to a public offering.

(c)   Warrants:

        In connection with an acquisition in 2004, we issued warrants. The warrants have expired.

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

  (ii)
  Employee Share Purchase and Option Plans (ESPO):

        We had ESPO plans that were available to certain employees and executives. Pursuant to the ESPO plans, our employees and executives were offered the opportunity to purchase, at prices equal to market value, SVS and, in connection with such purchase, receive options to acquire an additional number of SVS based on the number of SVS acquired by them under the ESPO plans. The exercise price for the options was equal to the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

price per share paid for the corresponding SVS acquired under the ESPO plans. The ESPO options expired in 2008.

        Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	11.5	$20.62
Granted	2.7	$6.42
Exercised	(0.7)	$4.99
Forfeited/Expired	(5.3)	$27.25

Outstanding at December 31, 2007	8.2	$15.58
Granted	2.4	$5.97
Exercised	(0.2)	$7.95
Forfeited/Expired	(1.3)	$13.58

Outstanding at December 31, 2008	9.1	$12.35
Granted	2.4	$4.51
Exercised	(0.3)	$6.36
Forfeited/Expired	(0.8)	$21.44

Outstanding at December 31, 2009	10.4	$10.75

Shares reserved for issuance upon exercise of stock options or awards (in millions)	26.7

        The following options were outstanding as at December 31, 2009:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$ 4.04 - $ 4.90	2.3	$4.47	9.1	—	$—
$ 5.26 - $ 6.05	1.6	$5.94	7.4	0.8	$5.99
$ 6.18 - $ 6.75	2.3	$6.45	7.9	0.6	$6.53
$ 6.93 - $10.00	0.8	$8.88	7.0	0.5	$9.33
$10.13 - $17.15	1.6	$15.07	4.6	1.4	$15.14
$17.20 - $27.68	1.3	$22.13	3.3	1.3	$22.13
$27.91 - $82.12	0.3	$50.79	1.4	0.3	$50.79
$ 9.73 - $13.33	0.1	$11.96	2.5	0.1	$11.96
$13.52 - $58.00	0.1	$18.80	1.6	0.1	$18.80

	10.4			5.1

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We amortize the estimated fair value of options to expense over the vesting period of three to four years, on a straight-line basis. We determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2007	2008	2009
Risk-free rate	3.6% - 4.8%	1.0% - 3.3%	1.9% - 3.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	35% - 52%	38% - 59%	38% - 47%
Expected option life (in years)	4.0 - 5.5	4.0 - 5.5	5.5
Weighted-average fair value of options granted	$2.57	$3.12	$1.60

        For 2009, we expensed $5.9 (2008 — $6.6; 2007 — $7.0) relating to the fair value of options.

(e)   Restricted share units awards:

        We have granted restricted share units (RSUs) and performance share units (PSUs) as part of our LTIP and SUP. These grants generally entitle the holder to receive one SVS or, at our discretion, the cash equivalent of the market value of a share at the date of vesting. Historically, we have settled these awards with shares purchased in the open market. The cost of equity-settled awards is based on the market value of our SVS at the time of grant. We amortize this cost to compensation expense over the vesting period on a straight-line basis with a corresponding charge through contributed surplus.

        During the fourth quarter of 2009, we decided to settle the share unit awards vesting in the first quarter of 2010 with cash. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting period until the settlement date. As a result of our decision to settle these awards with cash, we reclassified the accumulated balance of $13.3, representing the grant date fair value of vested awards, from contributed surplus to accrued liabilities. We adjusted this liability to the market value of our underlying SVS at December 31, 2009, with a corresponding charge to compensation expense. We recorded a mark-to-market adjustment of $10.9 (cost of sales — $5.2; SG&A — $5.7) in the fourth quarter of 2009. Management's current intention is to settle all future share unit awards in the form of shares purchased in the open market and, as a result will continue to account for these share units as equity awards.

        The weighted-average grant date fair value of the share units awarded in 2009 was $4.19 (2008 — $6.52; 2007 — $6.10). A total of $33.0, including the $10.9 mark-to-market adjustment described above, has been recognized for share unit awards in cost of sales and SG&A in 2009 (2008 — $16.8; 2007 — $6.2).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        RSUs granted before 2008 completely vest at the end of their respective terms, which is generally three years. RSUs granted in 2008 and thereafter vest approximately one-third each year. PSUs vest at the end of their respective terms, generally three years, to the extent that performance conditions have been met.

Number of RSUs and PSUs (in millions)	RSUs	Vested	PSUs	Vested
Outstanding at December 31, 2006	2.1	0.1	2.0	—
Granted	1.6		0.8
Forfeited/Expired	(0.5)		(1.0)
Exercised	(0.8)		—

Outstanding at December 31, 2007	2.4	—	1.8	—
Granted	3.2		2.1
Forfeited/Expired	(0.4)		(0.5)
Exercised	(0.8)		(0.1)

Outstanding at December 31, 2008	4.4	—	3.3	—
Granted	4.4		4.6
Forfeited/Expired	(0.3)		(0.2)
Exercised	(1.9)		(0.7)

Outstanding at December 31, 2009	6.6	—	7.0	—

9.     ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:

	Year ended December 31
	2007	2008	2009
Opening balance of foreign currency translation account	$—	$35.2	$46.7
Transitional adjustment — January 1, 2007	26.5	—	—
Currency translation adjustment	8.7	11.5	(1.6)
Release of cumulative currency translation to other charges (note (10))	—	—	1.8

Closing balance	35.2	46.7	46.9

Opening balance of unrealized net gain (loss) on cash flow hedges	—	20.7	(37.3)
Transitional adjustment — January 1, 2007	(0.5)	—	—
Net gain (loss) on cash flow hedges (i)	37.5	(53.1)	14.4
Net loss (gain) on cash flow hedges reclassified to operations (ii)	(16.3)	(4.9)	31.8

Closing balance (iii)	20.7	(37.3)	8.9

Accumulated other comprehensive income	$55.9	$9.4	$55.8

(i)
Net of income tax benefit of $0.1 for 2009 (2008 — $0.8 income tax benefit; 2007 — $0.2 income tax expense).

(ii)
Net of income tax expense of $0.6 for 2009 (2008 — $0.2 income tax expense; 2007 — no income tax).

(iii)
Net of income tax expense of $0.1 as of December 31, 2009 (December 31, 2008 — $0.4 income tax benefit; December 31, 2007 — $0.2 income tax expense).

        We expect that the majority of the gains on cash flow hedges reported in the 2009 accumulated other comprehensive income balance will be reclassified to operations during 2010, primarily through cost of sales, as the underlying expenses being hedged are incurred.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

10.   OTHER CHARGES:

	Year ended December 31
	2007	2008	2009
Restructuring (a)	$37.3	$35.3	$83.1
Goodwill impairment (b)	—	850.5	—
Long-lived asset impairment (c)	15.1	8.8	12.3
Gain on repurchase of Notes (note 7(d))	—	(7.6)	(19.5)
Write-down of embedded prepayment option (note 7(d))	—	—	16.7
Recovery of damages (d)	—	—	(23.7)
Release of cumulative translation adjustment (e)	—	—	1.8
Other (f)	(4.8)	(1.8)	(2.7)

	$47.6	$885.2	$68.0

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

        In January 2008, we estimated that additional restructuring charges of between $50 and $75 would be recorded throughout 2008 and 2009. In light of the continued uncertain economic environment, we determined that further restructuring actions were required to improve our overall utilization and reduce overhead costs, and in July 2009 we announced additional restructuring charges of between $75 and $100. Combined, we expect to incur total restructuring charges of between $150 and $175 associated with this program. We recorded $35.3 in restructuring charges in 2008 and $83.1 in 2009 related to this program. We expect to complete the remainder of the restructuring actions by the end of 2010. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its recognition, requiring adjustments to our expense and the liability amounts recorded.

        Our restructuring actions included consolidating facilities and reducing our workforce. Approximately 36,100 employees have been terminated since 2001. The majority of the employees terminated were manufacturing and plant employees. Approximately 65% of the employee terminations to date were in the Americas, 25% in Europe and 10% in Asia. For leased facilities that have been vacated, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas. We recorded non-cash charges to write-down certain long-lived assets (65% in the Americas, 25% in Europe and 10% in Asia) which became impaired as a result of the rationalization of facilities. We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision /adjustments	124.7	63.1	5.8	193.6	191.8	385.4
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision /adjustments	68.8	24.4	4.0	97.2	(2.3)	94.9
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Provision /adjustments	101.3	10.9	6.2	118.4	35.3	153.7
Cash payments	(110.6)	(32.0)	(4.1)	(146.7)	—	—

December 31, 2004	34.6	41.0	5.0	80.6	323.4	871.0
Provision /adjustments	122.7	20.7	5.7	149.1	11.0	160.1
Cash payments	(106.6)	(12.7)	(9.0)	(128.3)	—	—

December 31, 2005	50.7	49.0	1.7	101.4	334.4	1,031.1
Provision /adjustments	115.2	9.1	5.9	130.2	47.9	178.1
Cash payments	(89.8)	(16.7)	(6.1)	(112.6)	—	—
Settlement	(23.2)	—	—	(23.2)	—	—

December 31, 2006	52.9	41.4	1.5	95.8	382.3	1,209.2
Provision /adjustments	20.7	8.6	2.9	32.2	5.1	37.3
Cash payments	(64.6)	(13.5)	(3.8)	(81.9)	—	—

December 31, 2007	9.0	36.5	0.6	46.1	387.4	1,246.5
Provision /adjustments	31.9	1.4	0.9	34.2	1.1	35.3
Cash payments	(22.2)	(11.2)	(1.3)	(34.7)	—	—

December 31, 2008	18.7	26.7	0.2	45.6	388.5	1,281.8
Provision /adjustments	69.9	6.5	2.9	79.3	3.8	83.1
Cash payments	(64.9)	(12.4)	(2.6)	(79.9)	—	—

December 31, 2009	$23.7	$20.8	$0.5	$45.0	$392.3	$1,364.9

(b)   Goodwill:

        Our goodwill balance prior to the impairment charge described below was $850.5 and was established primarily as a result of an acquisition in 2001. All goodwill was allocated to the Asia reporting unit.

        During the fourth quarter of 2008, we performed our annual goodwill impairment assessment. We completed our step one analysis using a combination of valuation approaches including a market capitalization approach, a multiples approach and a discounted cash flow. The market capitalization approach used our publicly traded stock price to determine fair value, adjusted upward for a control premium, which we allocated to the Asia reporting unit on a prorata basis based on earnings. The multiples approach used an average of comparable trading multiples of our major competitors to arrive at a fair value, adjusted upward for a control premium. We applied a 20% control premium to the fair values, which we believe is a reasonable estimate based

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

on past transactions in the EMS industry at December 31, 2008. The discounted cash flow method used revenue and expense projections and risk-adjusted discount rates to determine fair value. The process of determining fair value is subjective and required management to exercise a significant amount of judgment in determining future growth rates, discount rates and tax rates, among other factors. At that time, the economic environment had negatively impacted our ability to forecast future demand which in turn resulted in our use of higher discount rates, reflecting the risk and uncertainty in the markets. We discounted our three-year projections using a 27% discount rate. We averaged the fair values derived from the above approaches to determine the estimated fair value of the Asia reporting unit. The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which was significantly below our book value, and the then deteriorating macro environment, which resulted in a decline in expected future demand. We performed the second step of the goodwill impairment assessment to quantify the amount of impairment. We engaged an independent third-party consultant to assist with our step two analysis. This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end market deterioration and economic uncertainties impacting expected future demand at that time, we concluded that the entire goodwill balance as of December 31, 2008 of $850.5 was impaired. The goodwill impairment charge was non-cash in nature and did not affect our liquidity, cash flows from operating activities, or our compliance with debt covenants. The goodwill impairment charge was not deductible for income tax purposes and, therefore, we did not record a corresponding tax benefit in 2008.

(c)   Long-lived asset impairment:

        In 2007, we recorded a non-cash impairment charge of $15.1 primarily against property, plant and equipment in the Americas and Europe. In 2008, we recorded a non-cash impairment charge of $8.8 against property, plant and equipment in the Americas and Europe. In 2009, we recorded a non-cash impairment charge of $12.3 against property, plant and equipment primarily in Japan.

        We tested impairment of long-lived assets in the fourth quarter of each year. We used the two-step method, by comparing the carrying amount of an asset, or group of assets, to the undiscounted cash flows from the use and eventual disposal of the asset. If the carrying amount exceeded the undiscounted cash flows, we performed step two by comparing the fair value of the asset to its carrying amount to determine the amount of impairment. We estimated fair value using discounted cash flows or estimates of market value for certain assets, where available. We used revenue and expense projections based on site submissions which were discounted using risk-adjusted rates. We worked with independent brokers to obtain the market prices to support our real property values.

(d)   Recovery of damages:

        In 2009, we received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. When the cash was received, we recorded the recovery, net of estimated reserves, of $23.7 through other charges. Future adjustments to our estimated reserves, if any, will be recorded through other charges.

(e)   Release of cumulative translation adjustment:

        We recorded a net loss of $1.8 for the release of the cumulative currency translation adjustment related to a liquidated foreign subsidiary.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(f)    Other:

        We recognized recoveries on the sale of certain assets that were previously written down through other charges.

11.   INCOME TAXES:

	Year ended December 31
	2007	2008	2009
Earnings (loss) before income tax:
Canadian operations	$(143.2)	$252.7	$(318.6)
Foreign operations	150.3	(968.2)	379.0

	$7.1	$(715.5)	$60.4

Current income tax expense (recovery):
Canadian operations	$15.6	$0.4	$29.5
Foreign operations	(1.2)	18.0	4.1

	$14.4	$18.4	$33.6

Deferred income tax expense (recovery):
Canadian operations	$8.7	$(4.9)	$(23.1)
Foreign operations	(2.3)	(8.5)	(5.1)

	$6.4	$(13.4)	$(28.2)

        The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2007	2008	2009
Combined Canadian federal and provincial income tax rate	36.1%	33.5%	33.0%
Income tax expense (recovery) based on earnings or loss before income taxes at statutory rate	$2.6	$(239.7)	$19.9
Impact on income taxes from:
Manufacturing and processing deduction	5.2	(4.9)	2.5
Foreign income taxed at lower rates	(92.4)	297.2	(119.2)
Foreign exchange	71.2	(131.9)	79.2
Other, including non-taxable and non-deductible items	10.9	46.6	32.3
Change in valuation allowance	23.3	3.1	(9.3)
Write-down of non-deductible goodwill	—	34.6	—

Income tax expense	$20.8	$5.0	$5.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following:

	December 31
	2008	2009
Deferred income tax assets:
Income tax effect of operating losses carried forward	$555.1	$583.4
Accounting provisions not currently deductible	45.6	28.8
Property, plant and equipment, intangible and other assets	78.5	98.4
Restructuring accruals	12.4	13.5

	691.6	724.1
Valuation allowance	(591.9)	(582.6)

	99.7	141.5

Deferred income tax liabilities:
Deferred pension asset	(15.1)	(14.3)
Unrealized foreign exchange gains	(113.1)	(134.0)
Share issue and debt issue costs	(2.7)	(1.6)

	(130.9)	(149.9)

Deferred income tax liability, net	$(31.2)	$(8.4)

        The net deferred income tax asset (liability) is classified as follows:

	December 31
	2008	2009
Current	$8.2	$5.2
Long-term	(39.4)	(13.6)

Total	$(31.2)	$(8.4)

        In certain jurisdictions, we currently have significant operating losses and other deductible temporary differences that will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $582.6 is required in respect of our deferred income tax assets as at December 31, 2009 (December 31, 2008 — $591.9).

        The aggregate amount of undistributed earnings of our foreign subsidiaries, for which no deferred income tax liability has been recorded, is $443.1 as at December 31, 2009 (December 31, 2008 — $980.0). We intend to indefinitely re-invest income in these foreign subsidiaries.

        We have been granted tax incentives, including tax holidays, for our China, Czech Republic, Malaysia, Philippines and Thailand subsidiaries. The tax benefit arising from these incentives is approximately $26.2, or $0.11 per diluted share, for 2009, $42.6, or $0.19 per diluted share, for 2008 and $45.0, or $0.20 per diluted share, for 2007. As of December 31, 2009, we have tax incentives that expire between 2010 and 2015, and are subject to certain conditions with which we intend to comply.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        As at December 31, 2009, our operating loss carry forwards by year of expiry are as follows:

Year of Expiry	Americas	Europe	Asia	Total
2010	$1.6	$289.4	$—	$291.0
2011	6.2	164.6	—	170.8
2012	14.7	29.1	10.4	54.2
2013	21.2	22.9	9.5	53.6
2014	23.6	17.0	5.6	46.2
2015	30.7	—	1.8	32.5
2016 - 2028	810.5	62.5	—	873.0
Indefinite	373.3	228.6	38.6	640.5

	$1,281.8	$814.1	$65.9	$2,161.8

        See note 16 regarding income tax contingencies.

12.   RELATED PARTY TRANSACTIONS:

        In 2008, we entered into a manufacturing agreement with a company under the control of our controlling shareholder. During 2009, we recorded revenue of $42.3 (2008 — $19.3) from this related party. As at December 31, 2009, we had $3.9 due from this related party. All transactions with this related party were in the normal course of operations and were recorded at the exchange amount, being the amount agreed to by the parties.

        See note 8(b)(iv).

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

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments. Contributions made by us to support ongoing plan obligations have been included in the deferred asset or liability accounts on the balance sheet. The most recent statutory pension actuarial valuations were completed using measurement dates as of April 2007 and December 2008. The measurement dates to be used for the next actuarial valuation for pensions will be April 2010 and December 2011.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payments. The most recent actuarial valuations for non-pension post-employment benefits were completed using measurement dates of January 2008 and October 2009. The measurement dates of the next actuarial valuations for non-pension post-employment benefits will be January 2010 and October 2012. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The measurement date used for the accounting valuation for pension and non-pension post-employment benefits is December 31, 2009.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 45%-53% investment in fixed income, 45%-53% investment in equities through mutual funds, and 1% in real estate/other investments. We employ passive investment approaches in our pension plan asset management strategy. Our pension funds do not invest directly in equities or derivative instruments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds. All of our plan assets are measured at their fair value using quoted prices in active markets and can be classified as level 1 of the fair value hierarchy. These plan assets are held with counterparty financial institutions each having a Standard and Poor's rating of A or above at December 31, 2009. We believe that the counterparty concentration risk is low.

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2008	2009	2008	2009
Equities through mutual funds	$133.0	$171.3	46%	48%
Fixed income	134.8	181.1	47%	51%
Other	18.7	4.9	7%	1%

Total	$286.5	$357.3	100%	100%

        The following tables provide a summary of the estimated financial position of our pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2008	2009	2008	2009
Plan assets, beginning of year	$429.7	$286.5	$—	$—
Employer contributions	22.0	22.3	2.7	3.2
Actual return on assets	(56.9)	41.6	—	—
Voluntary employee contributions	0.1	0.1	—	—
Plan settlements	—	(8.6)	—	—
Benefits paid	(23.8)	(20.8)	(2.7)	(3.2)
Foreign currency exchange rate changes	(84.6)	36.2	—	—

Plan assets, end of year	$286.5	$357.3	$—	$—

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2008	2009	2008	2009
Accrued benefit obligations, beginning of year	$473.3	$326.7	$81.1	$66.1
Service cost	2.4	2.9	2.5	2.2
Interest cost	23.0	20.0	4.2	4.4
Voluntary employee contributions	0.1	0.1	—	—
Actuarial losses (gains)	(54.1)	26.8	(4.6)	(6.8)
Plan curtailments	—	(0.2)	(1.2)	(0.7)
Plan settlements	—	(8.1)	—	—
Benefits paid	(23.8)	(20.8)	(2.7)	(3.2)
Foreign currency exchange rate changes	(94.2)	39.1	(13.2)	7.9

Accrued benefit obligations, end of year	$326.7	$386.5	$66.1	$69.9

Excess of accrued benefit obligations over plan assets	$(40.2)	$(29.2)	$(66.1)	$(69.9)
Unrecognized actuarial losses	117.5	124.1	21.3	16.3
Unrecognized net transition obligation and prior service cost	(4.9)	(4.1)	(7.6)	(8.2)

Deferred (accrued) pension cost	$72.4	$90.8	$(52.4)	$(61.8)

        The following table reconciles the deferred (accrued) pension balances to those reported as of December 31, 2008 and 2009:

	2008			2009
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefits	$(10.8)	$(52.4)	$(63.2)	$(13.6)	$(61.8)	$(75.4)
Deferred pension assets (note 6)	83.2	—	83.2	104.4	—	104.4

	$72.4	$(52.4)	$20.0	$90.8	$(61.8)	$29.0

        The following table outlines the net periodic benefit cost as follows:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2007	2008	2009	2007	2008	2009
Service cost	$4.9	$2.4	$2.9	$2.8	$2.5	$2.2
Interest cost	23.1	23.0	20.0	3.8	4.2	4.4
Expected return on assets	(22.7)	(23.1)	(15.9)	—	—	—
Net amortization of prior service cost	(0.1)	(0.1)	(0.3)	(0.8)	(0.7)	(0.7)
Net amortization of actuarial losses	5.0	3.9	4.1	1.1	1.0	0.8
Curtailment/settlement loss (gain)	(0.2)	0.1	2.1	(0.3)	(0.5)	(0.5)

	10.0	6.2	12.9	6.6	6.5	6.2
Defined contribution pension plan expense	11.5	11.8	10.7	—	—	—

Total expense for the year	$21.5	$18.0	$23.6	$6.6	$6.5	$6.2

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table outlines the actuarial assumption percentages used in measuring the accrued benefit obligations at December 31 and the net periodic benefit costs for the year ended December 31 as follows:

	Pension Plans			Other Benefit Plans
	2007	2008	2009	2007	2008	2009
Weighted average discount rate (i) for:
Accrued benefit obligations	5.4	5.9	5.7	5.6	6.5	6.4
Net periodic benefit cost	5.0	5.4	5.9	5.5	5.6	6.5
Weighted average rate of compensation increase for:
Accrued benefit obligations	3.7	3.2	3.5	3.4	4.7	4.7
Net periodic benefit cost	3.5	3.7	3.2	3.6	3.4	4.7
Weighted average expected long-term rate of return on plan assets (ii) for:
Net periodic benefit cost	5.8	5.9	5.8	—	—	—
Healthcare cost trend rate (iii) for:
Accrued benefit obligations	—	—	—	7.8	7.3	7.6
Net periodic benefit cost	—	—	—	8.0	7.8	7.3
Estimated rate for the following 12-month net periodic benefit cost	—	—	—	7.8	7.3	7.6

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

  (iii)
  The ultimate healthcare trend rate used to determine the cost of the benefits is estimated to steadily decline to 4.8% and is expected to be achieved in 2019.

        Assumed healthcare trend rates impact the amounts reported for healthcare plans. A one-percentage point change in the assumed healthcare trend rates has the following impact:

	Other Benefit Plans Year ended December 31
	2008	2009
1% Increase
Effect on accrued benefit obligation	$10.8	$7.8
Effect on service cost and interest cost	1.2	1.2
1% Decrease
Effect on accrued benefit obligation	$(7.8)	$(6.5)
Effect on service cost and interest cost	(0.9)	(0.8)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        At December 31, 2009, we have pension plans that have accrued benefit obligations of $255.2 in excess of plan assets of $211.0. We also have pension plans with plan assets of $146.3 that are in excess of accrued benefit obligations of $131.3.

        At December 31, 2009, the total accumulated benefit obligations for the pension plans was $385.3 and the accrued benefit obligations for the non-pension post-employment benefit plans was $69.9.

        In 2009, we made contributions to the pension plans of $33.0, of which $10.7 was for defined contribution plans and $22.3 was for defined benefit plans. We may, from time to time, make voluntary contributions to the pension plans. In 2009, we made contributions to the non-pension post-employment benefit plans of $3.2 to fund benefit payments.

        In conjunction with certain restructuring activities, we settled the pension obligations of two plans for an aggregate of $8.6.

        The estimated future benefit payments for the next 10 years, which reflect expected future service, and estimated employer contributions are as follows:

	Year	Pension Benefits	Other Benefits
Expected benefit payments:	2010	$18.3	$3.8
	2011	18.6	3.8
	2012	18.9	3.9
	2013	19.1	4.0
	2014	19.3	4.1
	2015 - 2019	100.2	23.6
Expected employer contributions:	2010	$32.6	$3.8

14.   FINANCIAL INSTRUMENTS:

(a)   Financial risk management objectives:

        We have exposures to a variety of financial risks through our operations. We regularly monitor these risks and have established policies and business practices to mitigate the adverse effects of these potential exposures. We have used certain types of derivative financial instruments to reduce the effects of some of these risks. We do not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

        Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. The majority of currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies. See note 2(n).

        Our major currency exposures, as of December 31, 2009, are summarized in U.S. dollars equivalents in the following table. For purposes of this table, we have excluded items such as pensions, post-employment benefits

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

and income taxes, in accordance with the financial instruments standard. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates as of December 31, 2009.

	Mexican peso	Thai baht	Malaysian ringgit	Canadian dollar
Cash and cash equivalents	$0.5	$1.0	$0.9	$54.8
Accounts receivable	—	—	0.2	—
Other financial assets	—	1.3	0.3	0.3
Accounts payable and accrued liabilities	(20.4)	(14.0)	(12.6)	(44.0)

Net financial assets (liabilities)	$(19.9)	$(11.7)	$(11.2)	$11.1

        At December 31, 2009, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Mexican peso	Thai baht	Malaysian ringgit	Canadian dollar
1% Strengthening
Net earnings	$—	$(0.1)	$(0.2)	$—
Other comprehensive income	0.1	0.5	0.4	2.0
1% Weakening
Net earnings	—	0.1	0.2	—
Other comprehensive income	(0.1)	(0.5)	(0.4)	(2.0)

        Interest rate risk: We are exposed to interest rate risks as we have significant cash balances invested at floating rates. Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense, assuming maximum borrowings under our credit facility, by $2.0 annually.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. With respect to our financial market activities, we have adopted a policy of dealing only with creditworthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had a Standard and Poor's rating of A or above at December 31, 2009. In November 2009, we renewed our accounts receivable sales program on similar terms and conditions for an additional year. This financial institution had a Standard and Poor's rating of A+ at December 31, 2009. At December 31, 2009, no accounts receivable were sold under this program. We believe the credit risk of counterparty non-performance is low.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. As of December 31, 2009, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $7.5 at December 31, 2009 (December 31, 2008 — $13.7).

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. The maturity analysis of our derivative financial liabilities is included in note 14(d)(1). We manage liquidity risk by maintaining a portfolio of liquid funds and investments and a revolving credit facility that includes overdraft facilities. We funded the repurchases and redemption of our 2011 Notes from existing cash resources. In January 2010, we announced our intention to redeem our outstanding 2013 Notes. See note 22. We believe that cash flow from operations, together with cash on hand, cash from the sales of accounts receivable, and borrowings available under our credit facility and bank overdraft facilities will be sufficient to support our financial obligations.

(b)   Fair values:

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

        The carrying amounts and fair values of our financial instruments, where there are differences, are as follows:

	2008		2009
	Carrying Amount	Fair Value (ii)	Carrying Amount	Fair Value (ii)
2011 Notes (i)	$512.6	$452.7	$—	$—
2013 Notes (i)	226.5	185.2	224.7	230.9

(i)
The carrying amount of the Notes excludes unamortized debt issue costs and accrued interest. All outstanding 2011 Notes were redeemed during 2009. We intend to redeem the outstanding 2013 Notes in the first quarter of 2010. See note 22.

(ii)
Based on quoted market rates or prices.

        The carrying values of our Notes are comprised of elements recorded at fair value and amortized cost. Our 2013 Notes are recorded at amortized cost except for the embedded prepayment options which are recorded at fair value. The fair values of the prepayment options are estimated using option pricing models with inputs of observable market data, including future interest rates, implied volatilities and credit spreads. For our 2011 Notes, we previously applied fair value hedge accounting and changes in the fair value due to the hedged interest rate risk were reflected in the carrying value of the 2011 Notes.

(c)   Fair value measurements:

        Effective December 31, 2009, we adopted the amendment issued by the CICA to Handbook Section 3862, "Financial instruments — disclosures," which requires enhanced disclosures on fair value measurements of

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

financial instruments. The amendment establishes a three-level fair value hierarchy that reflects the significance of the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

  •
  level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. prices) or indirectly (i.e. derived from prices); and

  •
  level 3 inputs are inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

        In the table below, we have segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. We have no financial assets or liabilities measured using level 3 inputs.

        Financial assets and liabilities measured at fair value as at December 31, 2008 and 2009 in the financial statements are summarized below:

	2008			2009
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$390.1	$—	$390.1	$321.6	$—	$321.6
Derivatives — foreign currency forward contracts	—	4.2	4.2	—	9.4	9.4
Derivatives — interest rate swap agreements	—	17.3	17.3	—	—	—

	$390.1	$21.5	$411.6	$321.6	$9.4	$331.0

Liabilities:
Derivatives — foreign currency forward contracts	$—	$43.1	$43.1	$—	$1.4	$1.4

	$—	$43.1	$43.1	$—	$1.4	$1.4

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Derivatives include foreign currency forward contracts and interest rate swap agreements. Foreign currency forward contracts are valued using an income approach by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. The fair values of our cancelable interest rate swap agreements were estimated using a discounted cash flow analysis with inputs of observable market data including future interest rates, implied volatilities and credit spreads. The interest rate swap agreements were terminated in February 2009. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2008 and 2009.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(d)   Derivatives and hedging activities:

  (1)
  We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows. At December 31, 2009, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$206.5	$0.92	15	$7.7
British pound sterling	89.5	1.60	4	(0.1)
Thai baht	50.1	0.03	12	0.2
Malaysian ringgit	47.8	0.29	12	0.2
Mexican peso	37.1	0.08	12	0.1
Singapore dollar	18.9	0.70	12	0.3
Euro	13.3	1.45	3	—
Romanian lei	13.1	0.33	12	(0.3)
Czech koruna	12.9	0.05	6	(0.1)

Total	$489.2			$8.0

        At December 31, 2009, the fair value of these contracts was a net unrealized gain of $8.0 (December 31, 2008 — net unrealized loss of $38.9). This is comprised of $9.4 of derivative assets recorded in prepaid and other assets and other long-term assets, and $1.4 of derivative liabilities recorded in accrued liabilities. The change in the fair value of these forward exchange contracts for 2009 is due primarily to the favourable movement in foreign exchange rates for the currencies that we hedge and the settlement of contracts with significant losses. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly our British pound sterling contract, and have marked these contracts to market each period through operations.

(2)
In connection with our 2011 Notes, we entered into agreements in June 2004 to swap the fixed rate of interest for a variable rate. These swap agreements were designated as fair value hedges. The fair value of the interest rate swap agreements at December 31, 2008 was an unrealized gain of $17.3 which was recorded in other long-term assets. We terminated the interest rate swap agreements in February 2009 and received $14.7 in cash, excluding accrued interest, as settlement of these agreements.

        Fair value hedge ineffectiveness arose when the change in the fair values of our swap agreements, our hedged debt obligation and its embedded derivatives, and the amortization of the related basis adjustments did not offset each other during a reporting period. The fair value hedge ineffectiveness for our 2011 Notes was recorded in interest expense on long-term debt and amounted to a loss of $1.4 for 2009. This fair value hedge ineffectiveness was primarily driven by the difference in the credit risk used to value our hedged debt obligation as compared to the credit risk used to value our interest rate swaps. As a result of discontinuing our fair value hedge on our 2011 Notes in 2009, no further fair value hedge ineffectiveness will occur. See note 2(n) which summarizes the impact of our mark-to-market adjustments and our fair value hedge accounting.

15.   CAPITAL MANAGEMENT:

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities and bank overdraft facilities, senior subordinated notes and share capital.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. We have full access to a $200.0 credit facility, access to bank overdraft facilities and we could sell up to $250.0 in accounts receivable, on a committed basis, under an accounts receivable sales program to provide short-term liquidity. Our credit facility has restrictive covenants relating to debt incurrence, the sale of assets and a change of control. The facility also contains financial covenants that may limit the amount of debt that can be incurred under the facility. We closely monitor our business performance to evaluate compliance with our covenants. Our 2013 Notes, which we intend to redeem in the first quarter of 2010, also have restrictions on financing activities. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants. Our credit facility expires in April 2011 and our accounts receivable sales program is available until November 2010.

        During 2009, we redeemed our outstanding 2011 Notes. In January 2010, we announced our intention to redeem our outstanding 2013 Notes. See note 22. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders. We have and expect to, from time to time, purchase shares in the open market for the settlement of share unit awards to employees under our long-term incentive plans.

        Our strategy on capital risk management has not changed since 2008. Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2009, we have operating leases that require future payments as follows:

Operating Leases
2010	$39.5
2011	24.3
2012	11.7
2013	9.2
2014	6.9
Thereafter	26.2

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2009, these contingent liabilities amounted to $50.2 (December 31, 2008 — $55.4).

        In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third party intellectual property infringement claims and third party claims for property damage from negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation:

        In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

        In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. Those motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

        We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

        In connection with a tax audit in Brazil, in the fourth quarter of 2009, tax authorities took the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. We believe we have substantial defenses to the asserted position. However, there can be no assurance as to the final resolution of this matter and, if it is determined adversely to us, the amounts we may be required to pay for taxes, interest and penalties could be material.

        We have and will continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

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

(i)
The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business, the level of program wins or losses with new, existing and disengaging customers, the phasing in or out of programs, and changes in customer demand.

	Year ended December 31
	2007	2008	2009
Consumer	19%	23%	29%
Enterprise Communications	28%	25%	21%
Telecommunications	14%	15%	15%
Servers	19%	16%	13%
Storage	10%	10%	12%
Industrial, Aerospace and Defense, and Healthcare	10%	11%	10%
(ii)
The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2007	2008	2009
China	18%	19%	16%
Thailand	17%	18%	18%
Mexico	14%	14%	23%
Canada	12%	11%	*

*
less than 10% in the period indicated

(iii)
The following table details our property, plant and equipment allocated among countries exceeding 10%:

	December 31
	2007	2008	2009
China	23%	25%	24%
Canada	11%	10%	10%
Thailand	18%	14%	13%
Mexico	*	14%	19%

*
less than 10% in the period indicated

18.   SIGNIFICANT CUSTOMERS:

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

        During 2009, one customer individually comprised 17% of total revenue. At December 31, 2009, one customer represented more than 10% of total accounts receivable.

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2007	2008	2009
Paid during the year:
Interest (a)	$76.6	$65.4	$64.8
Taxes (b)	$23.2	$17.0	$16.6

(a)
This includes interest paid on the Notes. Interest on the Notes is payable in January and July of each year until maturity or earlier repurchase or redemption. See notes 7(b) and (c). The interest paid on the 2011 Notes reflected the amounts received or paid relating to the interest rate swap agreements. During 2009, we redeemed our outstanding 2011 Notes. In January 2010, we announced our intention to redeem our outstanding 2013 Notes. See note 22.

(b)
Cash taxes paid are net of income taxes recovered.

        Cash is comprised of the following:

	December 31
	2008	2009
Cash (i)	$406.2	$259.8
Cash equivalents (i)	794.8	677.9

	$1,201.0	$937.7

(i)
Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2009 a Standard and Poor's rating of A-1 or above.

20.   CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effects on our consolidated financial statements, are described below:

Consolidated statements of operations:

        The following table reconciles net earnings (loss) and other comprehensive income (loss), as reported in the accompanying consolidated statements of operations and consolidated statements of other comprehensive

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

income (loss), respectively, to net earnings (loss) and other comprehensive income (loss) that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31
	2007	2008	2009
Net earnings (loss) in accordance with Canadian GAAP	$(13.7)	$(720.5)	$55.0
Gain on foreign exchange contract, net of tax (a)	—	(15.3)	—
Impact of debt instruments and interest rate swaps, net of tax (b)	(1.4)	2.4	(8.9)
Tax uncertainties (h)	—	7.6	(7.6)
Stock-based compensation expense (e)	(1.0)	—	0.5

Net earnings (loss) in accordance with U.S. GAAP	$(16.1)	$(725.8)	$39.0
Other comprehensive income (loss):
Other comprehensive income (loss) in accordance with Canadian GAAP	29.9	(46.5)	46.4
Changes to funded status of defined benefit pension and other post-employment benefit plans (c)	6.5	16.3	(1.8)

Comprehensive income (loss) in accordance with U.S. GAAP	$20.3	$(756.0)	$83.6

        The following table details the computation of U.S. GAAP basic and diluted earnings (loss) per share:

	Year ended December 31
	2007	2008	2009
Net earnings (loss) attributable to common shareholders — basic and diluted	$(16.1)	$(725.8)	$39.0
Weighted average shares — basic (in millions)	228.9	229.3	229.5
Weighted average shares — diluted (in millions) (1)	228.9	229.3	230.9
Basic earnings (loss) per subordinate voting share (2)	$(0.07)	$(3.17)	$0.17
Basic earnings (loss) per multiple voting share (2)	$(0.07)	$(3.17)	$0.17
Diluted earnings (loss) per share	$(0.07)	$(3.17)	$0.17

(1)
Excludes the effect of all options and warrants in 2007 and 2008 as they were anti-dilutive due to the loss reported in the year.

(2)
Basic earnings (loss) per share:

  Under U.S. GAAP, we applied the two-class method which requires the disclosure of basic per share amounts for each class of shares assuming 100% of earnings are distributed as dividends to each class of shares based on their contractual rights. For purposes of this calculation, our MVS and SVS holders share ratably, as a single class, in any dividends declared. See note 8(a). Canadian GAAP does not require similar disclosures.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The cumulative effect of these adjustments on our shareholders' equity is as follows:

	As at December 31
	2007	2008	2009
Shareholders' equity in accordance with Canadian GAAP	$2,118.2	$1,365.5	$1,475.8
Gain on foreign exchange contract, net of tax (a)	15.3	—	—
Impact of debt instruments and interest rate swaps, net of tax (b)	5.5	7.9	(1.0)
Recognition of funded status of benefit plans, net of tax (c)	(142.5)	(126.2)	(128.0)
Tax uncertainties (h)	—	7.6	—

Shareholders' equity in accordance with U.S. GAAP	$1,996.5	$1,254.8	$1,346.8

(a)
In 2001, we entered into a forward exchange contract to hedge the cash portion of the purchase price for one acquisition. This transaction did not qualify for hedge accounting treatment under U.S. GAAP, which specifically precludes hedges of forecasted business combinations. We recorded a gain on the exchange contract in operations in 2001 for U.S. GAAP. For Canadian GAAP, we deferred this gain by reducing goodwill. Goodwill was lower for Canadian GAAP than U.S. GAAP. In 2008, we wrote off our entire goodwill balance for Canadian and U.S. GAAP, thereby releasing that gain to operations for Canadian GAAP purposes. As a result, this is no longer a reconciling item for U.S. GAAP.

(b)
In 2004, we entered into interest rate swap agreements to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate. We applied fair value hedge accounting to our 2011 Notes and interest rate swaps using the "shortcut" method for U.S. GAAP.

  Effective January 1, 2007, the prepayment options in our Notes qualified as embedded derivatives under Canadian GAAP and were bifurcated for reporting. This bifurcation was not required under U.S. GAAP and therefore, the transitional adjustments related to the bifurcation of embedded prepayment options recorded against opening deficit, as well as the subsequent fair value adjustments recorded in operations for the embedded derivatives and amortization of the related basis adjustments due to the bifurcation, were reversed for U.S. GAAP. Under U.S. GAAP, we recorded a gain of $1.3 ($1.9 less $0.6 in taxes) in 2007 to reverse the transitional adjustment recorded in opening deficit for Canadian GAAP. This was offset by a loss of $1.3 ($1.9 less $0.6 in taxes) in 2007 in operations to reverse the fair value adjustments and amortization of basis adjustments recorded for Canadian GAAP. There was no net impact on shareholders' equity under U.S. GAAP in 2007. Under U.S. GAAP, we recorded a loss of $0.2 ($0.3 less $0.1 in taxes) in 2009 (2008 — loss of $10.1 ($14.2 less $4.1 in taxes)) to operations to reverse the fair value adjustments and amortization of basis adjustments recorded for Canadian GAAP.

  Due to the bifurcation of the embedded prepayment options, our prior hedge relationship between the 2011 Notes and the interest rate swaps became a non-qualified type for fair value hedge accounting under Canadian GAAP. Under Canadian GAAP, we recorded a derivative liability of $7.9 as of January 1, 2007 for the interest rate swaps. A loss of $5.6 ($7.9 less $2.3 in taxes) was added back to shareholders' equity for U.S. GAAP. On January 1, 2007, we redesignated a new hedging relationship between our 2011 Notes and the interest rate swaps, together with the bifurcated embedded prepayment options, to qualify for fair value hedge accounting under Canadian GAAP. For Canadian GAAP, we adopted the "long-haul" method to evaluate the effectiveness of this hedge relationship on an ongoing basis and to calculate the changes in the fair values of the hedging instrument and related hedged item due to the hedged risks. The difference in the changes in fair values between the interest rate swaps and the hedged debt obligation amounted to a loss of $14.2 ($15.2 less $1.0 in taxes) for 2008 (2007 — loss of $3.5 ($1.3 plus $2.2 in taxes)) for Canadian GAAP which was added back to operations for U.S. GAAP. For 2009, the difference in the changes in fair values between the interest rate swaps and the hedged debt obligation amounted to a gain of $1.8 ($1.8 less nil in

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  taxes) prior to hedge de-designation under Canadian GAAP which was deducted from operations for U.S. GAAP.

  Since bifurcation of our embedded prepayment options is not required under U.S. GAAP, we continued to apply fair value hedge accounting to our 2011 Notes and interest rate swaps, using the "shortcut" method with the assumption that there is no ineffectiveness for U.S. GAAP. In 2007, we recorded an increase of $16.6 in the fair value of the interest rate swap, with a corresponding gain of $11.8 ($16.6 less $4.8 in taxes) to operations. We also recorded an increase of $16.6 in the fair value of the 2011 Notes attributable to the interest rate risk being hedged, and a corresponding loss of $15.4 ($16.6 less $1.2 in taxes) to operations. The difference in the tax rates applied resulted in a loss of $3.6 charged to operations under U.S. GAAP for 2007. In 2008, we recorded an increase of $8.6 in the fair value of the interest rate swap, with a corresponding gain of $6.1 ($8.6 less $2.5 in taxes) to operations. During the fourth quarter of 2008, we repurchased a portion of our 2011 Notes. As a result, under U.S. GAAP we de-designated a fair value hedge relationship of $50.0 with one of our counterparty banks on the date of repurchase. We continued to apply the "shortcut" method to the remaining $450.0 of 2011 Notes. In 2008, we also recorded an increase of $8.5 in the fair value of the 2011 Notes attributable to the interest rate risk being hedged, and a corresponding loss of $7.3 ($8.5 less $1.2 in taxes) to operations for U.S. GAAP. The difference in the tax rates applied resulted in a loss of $1.2 charged to operations under U.S. GAAP for 2008. In February 2009, we terminated our interest rate swap agreements and discontinued fair value hedge accounting on the 2011 Notes. In 2009, we recorded a decrease of $2.6 in the fair value of the interest rate swap agreements prior to termination, with a corresponding loss of $2.0 ($2.6 less $0.6 in taxes) to operations for U.S. GAAP. In 2009, we also recorded a decrease of $2.4 in the fair value of the remaining designated portion of $450.0 of 2011 Notes prior to hedge de-designation, with a corresponding gain of $2.1 ($2.4 less $0.3 in taxes) to operations for U.S. GAAP. The difference in the tax rates applied resulted in a gain of $0.1 to operations under U.S. GAAP for 2009.

  In connection with the termination of the interest rate swap agreements in February 2009, we discontinued fair value hedge accounting and amortized the cumulative fair value adjustment over the remaining term of the Notes. For 2009, the difference in the amount of amortization between Canadian and U.S. GAAP resulted in a loss of $3.2 ($3.7 less $0.5 in taxes) charged to operations under U.S. GAAP.

  The gain on the repurchase of Notes was adjusted under U.S. GAAP since the carrying values of the Notes were not affected by the bifurcation of embedded derivatives, or by the subsequent fair value adjustments under Canadian GAAP. In addition, differences occurred as we applied the "long-haul" method under Canadian GAAP compared to the "shortcut" method under U.S. GAAP. We also accounted for the amortization of the cumulative fair value adjustment to the hedged debt obligation on a different basis due to the timing differences in the hedge de-designation under U.S. GAAP. In 2008, we recorded a loss of $0.5 ($0.6 less $0.1 in taxes) to operations to adjust the gain on debt repurchases for U.S. GAAP. In 2009, we redeemed all of the outstanding 2011 Notes with a principal amount of $489.4. We recorded a loss of $16.3 ($18.7 less $2.4 in taxes) to operations to adjust the gain on debt repurchase recorded under Canadian GAAP. We also reversed the write-down in the carrying value of the embedded prepayment option on the 2011 Notes due to hedge de-designation and debt repurchase by $12.5 ($16.7 less $4.2 in taxes) for U.S GAAP. For 2009, this resulted in a net charge of $3.8 ($2.0 plus $1.8 in taxes) to operations for U.S. GAAP.

(c)
As a result of adopting the pension standards in 2006, we recorded a net pension liability for U.S. GAAP, representing the funded status of pension and other post-retirement benefit plans, and charged accumulated other comprehensive loss. Changes to the funded status after initial adoption are recognized through comprehensive income (loss) in the year of the change. The estimated amounts that will be amortized from accumulated other comprehensive income (loss) during 2010 are as follows: a $2.7 gain in prior service costs and a net loss of $5.7. There are no pension plan assets that are expected to be returned to us during 2010.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(d)
Accrued liabilities include $97.2 at December 31, 2009 (December 31, 2008 — $146.0) relating to payroll and benefit accruals.

Other disclosures required under U.S. GAAP:

(e)
Stock-based compensation:

  Effective January 1, 2006, we adopted the standard "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. We applied the fair value method of accounting for awards granted subsequent to December 31, 2005.

  As of December 31, 2009, we have total compensation costs relating to unvested awards that have not yet been recognized of $33.6 (December 31, 2008 — $30.4), net of estimated forfeitures. Compensation cost will be amortized on a straight-line basis over the remaining weighted-average period of approximately two years and will be adjusted for subsequent changes in estimated forfeitures. We recorded an additional $1.0 to our U.S. GAAP compensation expense for 2007. There was no difference between Canadian and U.S. GAAP for 2008. We recorded a reduction of $0.5 to our U.S. GAAP compensation expense for 2009.

  As of December 31, 2009, the weighted average remaining life of exercisable options is 5.0 years.

(f)
Accumulated other comprehensive loss:

	Year ended December 31
	2007	2008	2009
Accumulated other comprehensive income in accordance with Canadian GAAP	$55.9	$9.4	$55.8
Opening balance of accumulated net loss on cash flow hedges	$(0.5)	$—	$—
Transitional adjustment — January 1, 2007 (note 9)	0.5	—	—

Closing balance	—	—	—

Opening balance related to pension and non-pension post-employment benefit plans	$(149.0)	$(142.5)	$(126.2)
Recognition of funded status of defined benefit pension and other post-employment benefit plans, net of tax (c)	6.5	16.3	(1.8)

Closing balance	(142.5)	(126.2)	(128.0)

Accumulated other comprehensive loss in accordance with U.S. GAAP	$(86.6)	$(116.8)	$(72.2)

(g)
Warranty liability:

  We record a liability for future warranty costs based on management's best estimate of probable claims under our product or service warranties. The accrual is based on the terms of the warranty which vary by customer, product or service and historical experience. We regularly evaluate the appropriateness of the remaining accrual.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  The following table details the changes in the warranty liability:

	2007	2008	2009
Balance at January 1	$23.2	$24.8	$20.7
Accruals	15.5	14.0	3.9
Payments	(13.9)	(18.1)	(10.8)

Balance at December 31	$24.8	$20.7	$13.8

(h)
Accounting for uncertainty in income taxes:

  Effective 2007, we adopted the standard "Accounting for uncertainty in income taxes," for U.S. GAAP. This standard prescribes a recognition and measurement model for the accounting of uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The standard also provides guidance on de-recognition of tax benefits, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this standard did not have a material impact on our U.S. GAAP results.

  In 2008, we recorded a provision of $7.6 to account for tax uncertainties under Canadian GAAP, which we did not recognize under U.S. GAAP due to timing. We recognized these tax uncertainties for U.S. GAAP in 2009.

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits, inclusive of interest and penalties, is as follows:

	2007	2008	2009
Balance at January 1	$88.3	$79.8	$70.8
Additions based on tax provisions related to the current year	12.8	3.8	1.4
Increases (reductions) due to foreign exchange	9.8	(9.8)	9.3
Increases for tax positions of prior years	—	9.3	64.8
Reductions relating to settlements	(31.1)	(12.3)	(11.4)

Balance at December 31	$79.8	$70.8	$134.9

  The total amount of unrecognized tax benefits for 2009 of $108.9 (2008 — $61.5; 2007 — $79.8), if recognized, would reduce our annual effective tax rate. We expect our unrecognized tax benefits to change significantly over the next 12 months as a result of ongoing Canadian and foreign tax audits. However, we are unable to estimate the range of possible change.

  We recognize accrued interest and penalties related to unrecognized tax benefits in current tax expense. We accrued net potential interest and penalties of $30.7 related to the unrecognized tax benefits during 2009 (2008 — $3.2; 2007 — $5.7) and in total, as of December 31, 2009, we have recorded a net liability for potential interest and penalties of $55.8 (December 31, 2008 — $20.3).

  We are subject to taxes in the following jurisdictions: Canada, United States, Mexico, Brazil, Spain, Czech Republic, Romania, Hungary, Switzerland, France, the United Kingdom, Hong Kong, China, Japan, Thailand, Singapore and Malaysia, all with varying statutes of limitations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  Generally, the tax years 2001 through 2009 remain subject to examination by tax authorities with the exception of the following jurisdictions in which earlier years remain subject to examination by tax authorities:

Years
Canada (specific item under waiver)	1998 - 2000
Hong Kong	1998 - 2000
(i)
Fair value measurements:

  In 2008, we adopted the standard "Fair value measurements," which defines fair value and prescribes methods for measuring fair value, including a three level hierarchy of the inputs used to measure fair value. See note 14 for the disclosure of our financial assets and liabilities which are measured at fair value as at December 31, 2008 and 2009.

  Effective January 1, 2009, these standards also applied to non-financial assets and liabilities. In 2009, we recorded an impairment charge to write-down certain assets included in property, plant and equipment to fair value. The fair value of those assets at December 31, 2009 was $18.4 which we measured using level 3 inputs in the fair value hierarchy.

  We carry property, plant and equipment at amortized cost. We record impairment losses when the carrying amount of assets exceed the undiscounted future net cash flows we expect from their use and disposal. The process of determining fair values is subjective and we exercise judgment in making assumptions about future results, including revenue and expense projections and discount rates, as well as the valuation and use of appraisals for property. The process and assumptions used to determine these fair values qualify as level 3 unobservable inputs. We will continue to amortize these assets using their new fair values, over the remaining useful lives of the assets.

(j)
Recently adopted United States accounting pronouncements:

  In 2008, we adopted the standard "The fair value option for financial assets and financial liabilities," which permitted entities to elect to measure its financial instruments and certain other eligible items at fair value, with unrealized gains and losses resulting from changes in fair value to be recognized in operations at each subsequent reporting date. The fair value election may be applied on an instrument by instrument basis, with a few exceptions. The adoption of this standard did not have a material impact on our consolidated financial statements. We have chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with U.S. GAAP.

  Effective January 1, 2009, we adopted the standard "Business combinations (revised 2007)," which requires the use of fair value accounting for business combinations. Equity securities issued as consideration in a business combination are recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination were agreed to and announced. In addition, transaction costs are expensed under this standard. This standard is applied prospectively for acquisitions closing after January 1, 2009. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

  Effective for 2009, we adopted the standard "Disclosures about derivative instruments and hedging activities (an amendment)," which changes the disclosure requirements related to an entity's derivative instruments and hedging activities. Entities are required to provide enhanced disclosures with respect to (1) how and why they use derivative instruments, (2) how derivative instruments and related hedged items are accounted for under the existing standards, and (3) how derivative instruments and related hedged items affect its financial position, financial performance and its cash flows. See notes 2(n), 7 and 14.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  Effective for 2009, we adopted the standard "Subsequent events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard did not have a material impact on our consolidated financial statements.

  Effective for 2009, we adopted the standard "The FASB accounting standards codification and the hierarchy of generally accepted accounting principles," which establishes the source of authoritative accounting principles recognized by the FASB to be applied in the presentation of financial statements in conformity with U.S. GAAP. The adoption of this standard did not have a material impact on our consolidated financial statements.

  Effective for 2009, we adopted the standard "Employers disclosure about post-retirement benefit plan assets," which requires additional disclosures about plan assets for defined benefit pension and other post-retirement benefit plans. Disclosures are required on investment policies and strategies, categories of plan assets, fair value measurement of plan assets and concentration risks. See note 13. This standard also requires plan sponsors to classify their plan assets using the fair value hierarchy to determine fair value. The three levels of fair value hierarchy, based on the reliability of inputs, is described in note 14. All of our plan assets were measured at fair value using level 1 inputs, such as quoted prices in active markets. The adoption of this standard did not have a material impact on our consolidated financial statements.

21.   COMPARATIVE INFORMATION:

        We have reclassified certain prior year information to conform to the current year's presentation.

22.   SUBSEQUENT EVENTS:

        In January 2010, we completed the acquisition of Scotland-based, Invec Solutions Limited. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. The cash purchase price was $6.4.

        In January 2010, we announced our intention to redeem the outstanding 2013 Notes with a principal amount of $223.1. In accordance with the terms of the 2013 Notes, we will redeem the Notes at a price of 103.813% of the principal amount, together with accrued and unpaid interest to the redemption date. Based on the carrying value at December 31, 2009 of $222.8, we expect to incur a loss of approximately $9 on redemption, which we will record through other charges. We expect to complete the redemption during the first quarter of 2010 using existing cash resources. As a result, we have reclassified the 2013 Notes from long-term debt to current portion of long-term debt on our consolidated balance sheet.