Form 20-F
period 2010-12-31
CELESTICA INC
filed 2011-03-24
CIK 1030894

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2010
or
☐  Transition report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
or
☐  Shell company report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of event requiring this shell company report:

For the transition period from                          to

Commission file number: 1-14832

CELESTICA INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
(Address of principal executive offices)
Paul Carpino
416-448-2211
clsir@celestica.com
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(b) OF THE ACT:

Subordinate Voting Shares (Title of each class)	The Toronto Stock Exchange New York Stock Exchange (Name of each exchange on which registered)

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(g) OF THE ACT:
N/A

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
N/A

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

195,269,406 Subordinate Voting Shares	0 Preference Shares
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

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2010. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average daily exchange rate was U.S.$1.00 = C$1.0298.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 22, 2011, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

Forward-Looking Statements

        Item 4, "Information on the Company," Item 5, "— Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the Securities Exchange Act of 1934 as amended, or the U.S. Exchange Act, and applicable Canadian securities legislation including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results, including our guidance, the impact of new program wins on our financial results, and anticipated expenses, benefits or payments; our financial targets; our financial or operational performance; and the effects of our conversion from Canadian generally accepted accounting principles (GAAP) to International Financial Reporting Standards (IFRS). Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may," "will," "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation.

        Forward-looking statements are not guarantees of future performance. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; the challenges of managing inflation, including rising energy and labor costs; our inability to retain or expand our business due to execution problems relating to the ramping up of new programs, completing our restructuring activities or integrating our acquisitions; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the challenge of managing our financial exposures to foreign currency volatility; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which may involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume or mix of products; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers' products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects," the Consolidated Financial Statements in Item 18 and the other information in this Annual Report. The selected financial data is derived from the consolidated financial statements for the years presented below.

        The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in note 20 to the Consolidated Financial Statements in Item 18. For all the years presented, the selected financial data is prepared in accordance with Canadian GAAP unless otherwise indicated.

	Year ended December 31
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$8,811.7	$8,070.4	$7,678.2	$6,092.2	$6,526.1
Cost of sales	8,359.9	7,648.0	7,147.1	5,662.4	6,082.8

Gross profit	451.8	422.4	531.1	429.8	443.3
Selling, general and administrative expenses (SG&A)(2)	264.7	271.7	292.0	244.5	250.2
Amortization of intangible assets	47.9	44.7	26.9	21.9	15.6
Integration costs related to acquisitions	0.9	0.1	—	—	—
Other charges(3)	211.8	47.6	885.2	68.0	68.4
Interest expense(4)	62.6	51.2	42.5	35.0	6.5

Earnings (loss) before income taxes	(136.1)	7.1	(715.5)	60.4	102.6
Income tax expense	14.5	20.8	5.0	5.4	21.8

Net earnings (loss)	$(150.6)	$(13.7)	$(720.5)	$55.0	$80.8

Other Financial Data:
Basic earnings (loss) per share	$(0.66)	$(0.06)	$(3.14)	$0.24	$0.35
Diluted earnings (loss) per share	$(0.66)	$(0.06)	$(3.14)	$0.24	$0.35
Property, plant and equipment and computer software expenditures	$189.1	$63.7	$88.8	$77.3	$60.8
Consolidated Statements of Operations Data (U.S. GAAP)(5):
Net earnings (loss)	$(149.3)	$(16.1)	$(725.8)	$39.0	$80.9
Shares used in computing per share amounts (in millions):
Basic	227.2	228.9	229.3	229.5	227.8
Diluted	227.2	228.9	229.3	230.9	230.1

	As at December 31
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$803.7	$1,116.7	$1,201.0	$937.7	$632.8
Working capital(6)	1,394.9	1,553.0	1,603.6	1,023.0	968.9
Property, plant and equipment	484.1	418.4	433.5	393.8	368.7
Total assets	4,686.3	4,470.5	3,786.2	3,106.1	3,103.6
Total long-term debt, including current portion(7)	750.8	758.5	733.1	222.8	—
Shareholders' equity	2,094.6	2,118.2	1,365.5	1,475.8	1,421.3
Consolidated Balance Sheet Data (U.S. GAAP)(5):
Total assets	$4,708.1	$4,485.8	$3,786.2	$3,106.1	$3,107.2
Total long-term debt, including current portion(7)	750.8	757.2	723.4	221.2	—
Shareholders' equity	1,960.4	1,996.5	1,254.8	1,346.8	1,275.8

(1)
Changes in accounting policies:

(i)
Effective January 1, 2007, we adopted CICA Handbook Section 1530, "Comprehensive income," Section 3855, "Financial instruments — recognition and measurement," Section 3861, "Financial instruments — disclosure and presentation," and Section 3865, "Hedges." We were not required to restate prior results.

The transitional impact of adopting these standards and recording our derivatives on January 1, 2007 at fair value was as follows: prepaid and other assets increased by $5.5 million; other long-term assets decreased by $10.3 million; accrued liabilities increased by $5.8 million; long-term debt decreased by $9.6 million; other long-term liabilities increased by $8.1 million; long-term deferred income tax liability decreased by $2.2 million; opening deficit increased by $6.4 million; and accumulated other comprehensive loss increased by $0.5 million.

(ii)
Effective January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets. As required by this standard, we have retroactively reclassified computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets. We have also reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets. There was no impact on previously reported net earnings or loss. At December 31, 2008, we reclassified $34.0 million of computer software to intangible assets (2007 — $47.6 million; 2006 — $69.5 million). In 2008, we reclassified $11.8 million from SG&A to amortization of intangible assets (2007 — $23.4 million; 2006 — $20.9 million).

(2)
SG&A expenses include research and development costs.

(3)
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

  In 2010, Other charges totaled $68.4 million, comprised primarily of: (i) a $55.3 million restructuring charge, (ii) a non-cash write-down of $8.9 million relating to the annual impairment assessment of long-lived assets against computer software assets and property, plant and equipment and (iii) an $8.8 million loss on repurchase of long-term debt.

(4)
Interest expense is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and cash equivalents. As a result of adopting the standards on financial instruments and hedges, referred in footnote (1)(i) above, in 2007, we have marked-to-market the embedded prepayment options in our debt instruments and applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (particularly our 7 7/8% Senior Subordinated Notes due 2011, which were redeemed in full in the fourth quarter of 2009). The swap agreements were terminated in February 2009, at which point hedge accounting was discontinued. The change in fair values each period was recorded in interest expense. The mark-to-market adjustment fluctuated each period as it was dependent on market conditions, including interest rates, implied volatilities and credit spreads.

(5)
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

•
For 2009: adjustments relating to financial instruments and hedging, and the timing of recording certain tax uncertainties; and

•
For 2010: adjustments relating to financial instruments and hedging, and the treatment of acquisition-related costs.

  Refer to note 20 to the Consolidated Financial Statements in Item 18.

(6)
Calculated as current assets less current liabilities.

(7)
Long-term debt includes capital lease obligations.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Our shareholders and prospective investors should carefully consider each of the following risks and all of the other information set forth in this Annual Report.

We are in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We are in a highly competitive industry. We compete on a global basis to provide innovative supply chain solutions to original equipment manufacturers (OEMs) in the consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology markets. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus. In addition, original design manufacturers (ODMs), companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services across several markets and product groups, including personal computer motherboards, servers, notebook and desktop computers, and smartphones and cell phones. While we have not historically participated in all of these markets, and we have not, to date, encountered significant direct competition from ODMs in the end markets in which we participate, we anticipate competition with ODMs will increase if our business in these markets grows, particularly in smartphones, or if ODMs expand into our primary end markets. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers, particularly where internal excess capacity exists.

        The competitive environment for our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale, as well as a broader service offering than we have. While we have increased our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs in these regions and a more aggressive pricing environment. Additionally, our current or potential competitors may also increase or shift their presence in new lower-cost regions to try to offset the continuous competitive pressure, increasing labor costs, or develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we will to new technologies, evolving industry trends and changing customer requirements. Some of our competitors also have capabilities to manufacture components, such as metal or plastic enclosures, semi-conductors and cabling, that they use in the products they assemble. This expanded capability may provide them with a competitive advantage, higher cost savings and may lead to more aggressive pricing for electronics manufacturing services. Competition has caused and will continue to cause pricing pressures, increased working capital requirements, reduced profit or loss of market share (from both program and customer disengagements), any of which could materially and adversely affect us. These factors have exerted and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

We are dependent on a limited number of customers and end markets, primarily within the consumer, communications and enterprise computing markets, for a substantial portion of our revenue.

        A decline in revenue from these customers or end markets or the loss of a large customer could have a material adverse affect on our financial condition and operating results. During 2010, one customer from our consumer end market individually represented more than 10% of our total revenue, and our top 10 customers represented 72% of our total revenue. During 2009, one customer from our consumer end market individually represented more than 10% of our total revenue, and our top 10 customers represented 71% of total revenue. Our largest customer, Research in Motion Limited (RIM), represented 20% of total revenue in 2010 (17% — 2009).

        We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. To reduce this reliance, we have been targeting new customers and new services in our traditional markets, as well as expanding in new markets such as industrial, aerospace and defense, healthcare and green technology. We may also pursue acquisition opportunities to further diversify our revenue or customer base, although there can be no assurance that any acquisition will increase revenue or reduce our customer concentration. Acquisitions are also subject to integration risk and volumes and margins could be lower than we anticipated. In 2010, we acquired Invec Solutions Limited (Invec) to enhance our after-market services offering and Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels) to enhance our healthcare offering. As we pursue further opportunities in new markets, we may encounter challenges as our knowledge or experience may be limited in these new markets or technologies.

        Although we generally enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. We are dependent on customers to fulfill the terms associated with these orders and/or contracts.

        There is no assurance that present or future large customers will not terminate their manufacturing or service arrangements with us or significantly change, reduce or delay the volume of manufacturing services they order from us, any of which would adversely affect our operating results. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base. Significant reductions in, or the loss of, revenue from any of our large customers could have a material adverse effect on us. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, the ramping of new programs can take from several months to more than a year before production starts. During this start-up period, these programs may experience losses or may not achieve the expected financial performance due to start-up inefficiencies. These programs are also subject to significant change or outright cancellation, compared to the initial expectations at the time the new business was awarded, due to changes in end-market demand or changes in the viability of our customers' products in the marketplace.

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

        Consumer was our largest end market representing 25% of total revenue for 2010. In general, business in the consumer end market and, in particular, smartphones, is highly competitive and characterized by shorter product lifecycles, higher revenue volatility, and lower margins. In addition, program volumes can vary significantly based on strength in end-market demand. End-user preferences for these products and devices can change rapidly and these programs are easily shifted among EMS competitors. Our increased exposure to this end market may lead to greater volatility in our revenue and operating margin and could result in increased risk to our financial results.

We are operating in an uncertain global economic environment.

        While recent demand trends have stabilized, the global economic environment remains uncertain. This uncertainty has negatively impacted us in the past, resulting in lower demand for some of the products we manufacture and limiting end-market visibility for our customers. This environment can pose significant risk to our business by impacting demand for our customers' products, the financial condition of our customers, as well as the level of customer consolidations.

        An economic downturn or deterioration in the economic environment may accelerate or exacerbate the effect of the various risk factors described in this Annual Report, as well as result in other unforeseen events that will affect our business and financial condition.

We may encounter difficulties expanding our operations which could adversely affect our operating results.

        As we expand our business, enter into new markets and products, invest more capital in research and development, acquire new businesses or capabilities, transfer business from one region to another, we may encounter difficulties that result in higher than expected costs associated with such activities and customer dissatisfaction with our performance. Potential difficulties related to our growth and/or operations could include:

  •
  our ability to manage growth effectively, including having trained personnel to manage operations, new customers and new products;

  •
  maintaining existing customer, supplier, employee and other favorable business relationships during periods of transition;

  •
  unanticipated disruptions in our operations which may impact our ability to deliver to the customer on time, to produce quality products and to ensure overall customer satisfaction; and

  •
  our ability to respond rapidly to changes in customer demand or to program or customer losses.

        There is no guarantee that we will benefit from, or be able to grow our business as a result of the increased investments we are making in our research and development spending. In addition, as we pursue opportunities in new markets or technologies, we may encounter challenges as our knowledge or experience may be limited. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets, which could adversely affect our business and operating results.

Inherent difficulties in managing capacity utilization and unanticipated changes in customer orders place strains on our planning and supply chain execution and may affect our operating results.

        Our customers are dependent on EMS providers for new product introductions and rapid response times to meet changes in volume requirements. Most of our customers typically do not commit to production schedules for more than 30 days to 90 days in advance and we often experience volatility in customer orders. Additionally, a significant portion of our revenue can occur in the last month of the quarter and could be subject to change or cancellation that will affect our quarter-to-quarter results. Accordingly, we cannot always forecast the level of customer orders with certainty. This can make it difficult to order appropriate levels of materials and to schedule production and maximize utilization of our manufacturing capacity.

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

        Changes or delays in customer orders could result in higher than expected inventory levels for us. In certain circumstances, we may be required to return the inventory to our suppliers, re-sell the inventory or continue to hold the inventory, any of which may result in our taking additional reserves for the inventory should it become excess or obsolete. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. In some cases, customers have required rapid and sudden increases in production, which have placed an excessive burden on our manufacturing capacity. Any of these factors or a combination of these factors could have a material adverse effect on our operating results.

We are subject to the risk of increased income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives could adversely affect our financial condition and operating results.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if certain tax incentives we benefit from are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. We believe we will comply with the conditions of the tax incentives; however, changes in our outlook in any particular country could impact our ability to meet the conditions.

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

        Certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        We currently have ongoing tax audits where the tax authorities have taken the position that income reported by our subsidiaries for certain years should have been materially higher as a result of certain inter-company transactions. The successful pursuit of the assertions made by tax authorities related to our tax audits could result in our owing significant amounts of tax, interest and possibly penalties. There can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely against us, the amounts we may be required to pay could be material.

        In addition, we have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities.

Our results can be affected by limited availability of components and materials.

        A significant portion of our costs is for the purchase of electronic components. All of the products we manufacture or assemble require one or more components that we order from component suppliers. In many cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production as well as revenue relating to products using that component, and can result in our carrying higher levels of inventory and extended lead times, or they can cause price increases in the products and services we provide. At various times in our industry's history, there have been industry-wide shortages of electronic components. To date, we have not been materially impacted by these shortages. Future shortages, or fluctuations in the cost of components, may have a material adverse effect on our business or cause our operating results to fluctuate from period-to-period. Changes in forecasted volumes or in the products required by our customers can affect our ability to attain components which could impact our results. Additionally, quality or reliability issues at any of our component or materials providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product which could adversely impact our operating results.

Rising oil and other commodity prices may negatively impact our operating results, due to higher production and transportation costs.

        We rely on various energy sources in our production and transportation activities. Price levels for multiple commodities, including oil, remain extremely uncertain and have been increasing in recent months. Increased energy prices could result in higher raw material costs and transportation costs. Any increase in our costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

We face financial risks due to foreign currency volatility.

        Global currency markets continue to be volatile. Although we conduct the majority of our business in U.S. dollars, our financial results are affected by the valuation of foreign currencies relative to the U.S. dollar. Our significant non-U.S. currency exposures include the Canadian dollar, British pound sterling, Chinese renminbi, Thai baht, Malaysian ringgit, Mexican peso, Euro, Singapore dollar, and the Romanian lei. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in many of these foreign currencies. Our contracts generally extend for periods ranging from one month to 15 months. Our hedging program is designed to reduce the short to medium-term variability of our foreign currency costs and exposures, and may not mitigate the full impact of currency fluctuations, which could adversely impact our operating results.

Our results can be affected by rising labor costs.

        There is some uncertainty with respect to rising labor costs, in particular within the lower-cost regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results. To date, we have not been materially impacted by these rising labor costs.

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

Our operating results in certain end markets are subject to seasonality and can be unpredictable.

        We have historically experienced some level of seasonality in our quarterly revenue patterns for our enterprise computing and communications infrastructure products. In contrast, our current consumer business is relatively flat throughout the year. As our revenue from quarter-to-quarter is dependent on the level of demand and mix in each of our end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

We are seeking to rapidly expand our services capabilities.

        We believe OEM customers continue to look to the EMS industry to provide additional supply chain services and capabilities. While we currently provide some of these services, such as repair, design and fulfillment, to a few of our customers, we are focused on significantly increasing these capabilities in the near term. We may pursue this growth through internal development or through acquisitions. Our efforts to expand our services capabilities may not be successful. The failure to increase these services and capabilities could impact our existing business and future business wins.

Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and operating results.

        We have facilities in numerous countries, including Austria, China, the Czech Republic, Ireland, Japan, Malaysia, Mexico, Romania, Scotland, Singapore, Spain and Thailand. During 2010, approximately two-thirds of our revenue was produced from locations outside of North America. We also purchase the majority of components and materials from international suppliers.

        International operations are subject to inherent risks which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  changes in regulatory requirements;

  •
  inflation and rising costs;

  •
  difficulty in staffing and managing foreign operations;

  •
  ability to build infrastructure to support operations;

  •
  changes in local tax rates or adverse tax consequences, including the repatriation of earnings;

  •
  compliance with a variety of foreign laws, including changing import and export regulations;

  •
  adverse changes in trade policies between countries in which we maintain operations;

  •
  economic and political instability;

  •
  potential restrictions on the transfer of funds; and

  •
  foreign exchange risks.

We have had significant restructuring charges and losses for several years and may experience restructuring charges and losses in future periods.

        We have a history of recording losses resulting primarily from restructuring charges and the write-down of goodwill and long-lived assets. These amounts have varied from period-to-period. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and end-market demand, with the intention of improving utilization and realizing cost savings in the future. See note 10 to the Consolidated Financial Statements in Item 18. These restructuring actions have had a negative impact on our financial and operational results, including incurring higher operating expenses during periods of transition. In certain situations, product transfers have resulted in our inability to retain existing business or grow revenue due to execution problems resulting from significant headcount reductions, plant closures and product transfers. During 2010, we recorded restructuring charges of $55.3 million related to previously announced restructuring plans. At December 31, 2010, we had accrued $15.3 million in employee termination costs which remain unpaid at year end. We expect to pay the majority of such costs during the first half of 2011. We evaluate our operations from time-to-time and may propose additional restructuring actions in the future. Any failure to successfully execute or realize the expected benefits from these initiatives, including any delay in implementing these initiatives, can have a material adverse impact on our operating results. Furthermore, we may not be profitable in future periods.

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

  •
  retaining customer, supplier, employee or other business relationships of acquired operations;

  •
  addressing unforeseen liabilities of acquired businesses;

  •
  limited experience with new technologies; and

  •
  not achieving anticipated business volumes.

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

The efficiency of our operations could be adversely affected by disruptions to our Information Technology (IT) services.

        We rely in part on various IT systems to manage our operations and to provide analytical information to management. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunication services, physical and electronic loss of data, security breaches and computer viruses. Any inefficiencies or production down-times resulting from such disruptions could have a negative impact on our ability to meet customers' orders, resulting in a delay or decrease to our revenue and a reduction to our operating margins.

Consolidation in the electronics industry could adversely affect our business relationships or the volume of business we conduct with our customers.

        Our customers and competitors are subject to merger and acquisition transactions. Future mergers and acquisitions of our customers could result in a decrease in demand from our customers or a loss of business to our competitors as customers rationalize their business and consolidate their suppliers. Mergers or consolidation among our competitors could increase their competitive advantage over us, which may also result in a loss of business if customers shift their production.

We may be required to make larger contributions to our defined benefit plans in the future, which may have an adverse impact on our liquidity and our operating results.

        We maintain multiple defined benefit plans, as well as supplemental pension plans. Some employees in Canada, Japan and the United Kingdom participate in our defined benefit pension plans. We also have defined contribution plans for certain employees, primarily in Canada and the U.S.

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. Our obligations are based on certain assumptions relating to expected plan performance, including employee turnover and retirement rates, the performance of the financial markets and discount rates. If future trends differ from these assumptions, the amounts we are obligated to contribute to the pension plans may increase. If the financial markets result in returns lower than our assumptions, we may be required to make larger contributions in the future and our pension expense may also be impacted.

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

        In certain of our sales contracts, and in some of our design and development activities, we provide warranties against defects or deficiencies in our products, services or designs. A successful claim for damages arising as a result of such defects or deficiencies, for which we are not insured or where the damages exceed our insurance coverage, or any material claim for which insurance coverage is denied or limited and for which indemnification is not available, could have a material adverse effect on our business, operating results and financial condition. As we expand our service offerings and pursue business in new end markets, our warranty obligations may increase and we may not be successful in pricing our products to appropriately cover the warranty costs.

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

        An interruption in supply from a raw materials supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers, if we are unable to deliver finished products in a timely manner. We generally provide payment terms to our customers ranging from 15 days to 60 days. Our accounts receivable balance at December 31, 2010 was $945.1 million, with one customer representing more than 10% of the total accounts receivable. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, and we may extend our payment terms, which could adversely impact our financial condition and operating results. A deterioration in our customers' financial condition could result in customers going into bankruptcy or reorganization proceedings. Our allowance for doubtful accounts balance at December 31, 2010 was $5.1 million, which represented less than 1%

of the gross accounts receivable balance. We will continue to closely monitor our customers' and suppliers' financial condition and creditworthiness.

We may be unable to keep pace with manufacturing technology changes.

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend, in part, upon our ability to continually develop and market electronics manufacturing services that meet our customers' evolving needs. This could entail investing in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings and pursue business in new end markets where our experience is limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

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

        There is also a risk that infringement claims may be brought against us, our customers or our suppliers in the future. If an infringement claim is successfully asserted, we may be required to spend significant time and money to develop processes that do not infringe upon the rights of another person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development, or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in such litigation. As we expand our service offerings and pursue business in new end markets, we may be less effective in anticipating the intellectual property risks related to new manufacturing, design and other services.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls will be successful in preventing all errors or fraud in a timely manner.

        Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. All systems of internal control, no matter how well conceived and operated, contain inherent limitations. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, within the company have been or will be detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud.

We may not be able to increase revenue if the trend of outsourcing by OEMs slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. The global economic environment has impacted, and may continue to impact, the trend of outsourcing as some customers have reversed, and other customers may reverse, their outsourcing decisions and shift production back to their own facilities to improve their factory utilization. Political pressures or negative sentiment by our customers' customers or local governments may impede the movement of production from one geography to another. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica.

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

Compliance with governmental laws and obligations could be costly and impact our operations.

        We are subject to various federal, state/provincial, local and multi-national environmental laws and regulations. Our environmental management systems and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Maintaining compliance with and responding to increasingly stringent regulations require a significant investment of time and resources and may restrict our ability to modify or expand our facilities or to continue production. Our failure to comply with these laws and regulations could potentially result in fines and penalties and our operations could be suspended.

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

        In the healthcare end market, we face substantial regulations, primarily from the U.S. Food and Drug Administration in the U.S., as well as other jurisdictions, relating to some of the healthcare products we manufacture. We are required to comply with the various statutes and regulations related to the design, development, testing, manufacturing and labeling of our healthcare products in addition to reporting of certain information with respect to the safety of such products. If we are unable to comply with these regulations, we may be faced with fines, injunctions, product recalls, or suspension of production, among other penalties. Failure to comply with these regulations could materially affect our relationships with customers and our operating results.

        We provide design and manufacturing related services to our customers in the aerospace and defense end market. As part of these services, we are subject to substantial regulation from government agencies including the Department of Defense and the U.S. Federal Aviation Administration in the U.S., as well as in other jurisdictions. Failure to comply with these regulations may result in fines, penalties, injunctions, and may prevent us from winning future contracts, any of which could materially affect our financial condition and operating results.

Compliance or the failure to comply with employment laws and regulations could be costly and impact our operating results.

        We are subject to a variety of domestic and foreign employment laws, including those related to workplace safety, discrimination, whistle-blowing, wages and severance payments. Such laws are subject to change and there can be no assurance that we will not be found to have violated any such laws in the future. Such violations could lead to the assessment of fines or damages against us by regulatory authorities or by employees, any of which could reduce our operating results.

Our credit agreement contains restrictive covenants that may impair our ability to conduct business.

        Our credit agreement contains financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other things, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities. At December 31, 2010, we had a $200.0 million revolving credit facility which was due to expire in April 2011. In January 2011, we renewed this facility on generally similar terms and conditions (including covenants and security for the facility) and increased the size of the facility to $400.0 million, with a maturity of January 2015. At February 22, 2011, we were in compliance with all of these covenants.

The interest of our controlling shareholder, Onex Corporation, that holds 71% of our voting interest, may conflict with the interest of the remaining holders of our subordinate voting shares.

        Onex Corporation, or Onex, owns, directly or indirectly, all of the outstanding multiple voting shares and less than 1% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represents 71% of the voting interest in Celestica and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. Onex's voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders. Under our credit agreement, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Gerald W. Schwartz, the Chairman and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex, carrying the right to elect a majority of the Onex board of directors. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Onex has, from time-to-time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares and could do so in the future. These sales could impact our share price, or have consequences on our debt and ownership structure.

We face securities class action and shareholder derivative lawsuits which could result in substantial costs, diversion of management's attention and resources and negative publicity.

        Celestica has been named as a defendant in a purported class action lawsuit in the United States which asserts claims for violations of federal securities laws on behalf of persons who acquired our securities between January 27, 2005 and January 30, 2007. Celestica has been named as a defendant in a similar purported class action brought in Canada under Canadian law. Our former Chief Executive and Chief Financial Officers were also named as defendants in these lawsuits. In a consolidated amended U.S. complaint, the plaintiffs added one of our directors and Onex as defendants. These lawsuits seek unspecified damages. All defendants filed motions with the U.S. District Court to dismiss the amended complaint. By Memorandum Decision and Order dated October 14, 2010, the U.S. court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety and did not grant plaintiffs' leave to replead. Plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claims against us and our former Chief Executive and Chief Financial Officers (but are not appealing the dismissal of its claims against one of our directors and Onex). Although we believe the allegations in the claim and the Second Circuit appeal are without merit and we intend to defend against them vigorously, these lawsuits could result in substantial costs to us, divert management's attention and resources from our operations and negatively affect our public image and reputation.

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

Changes in accounting standards enacted by the standard-setting bodies may adversely affect our operating results, profitability and financial condition.

        Our consolidated financial statements, for 2010 and prior years, were prepared in accordance with Canadian GAAP and are reconciled to U.S. GAAP. The accounting standards are revised periodically and/or expanded upon by the standard-setting bodies. Accordingly, we are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, which include the Canadian Accounting Standards Board, the Financial Accounting Standards Board and the U.S. Securities and Exchange Commission (SEC). In 2008, the Canadian Accounting Standards Board announced that it will adopt IFRS for publicly accountable enterprises in Canada, effective 2011. In 2008, the SEC adopted rules to accept annual filings of financial statements prepared in accordance with IFRS without the annual reconciliation to U.S. GAAP. Our consolidated financial statements for the first quarter ending March 31, 2011 will be our first financial statements prepared under IFRS. We will also apply IFRS retroactively to our comparative data as of January 1, 2010. The adoption of IFRS will impact our operating results, profitability and financial condition. Refer to Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations," for the expected impact of IFRS on our financial statements. Future changes in accounting standards could also adversely affect our operating results, profitability or financial condition.

Shares eligible for public sale could adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 22, 2011, we had 197,089,024 subordinate voting shares and 18,946,368 multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 1,218,998 subordinate voting shares held by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 of the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 22, 2011, there were approximately 24,000,000 subordinate voting shares reserved for issuance under our employee share purchase and option plans and for director compensation, including outstanding options to purchase approximately 9,900,000 subordinate voting shares. Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

Our stock price is volatile.

        Our subordinate voting shares, and the shares of our EMS competitors, have experienced price volatility, and such volatility may continue in the future. Stock markets generally experience significant price and volume volatility from time-to-time, which may affect the market price of our subordinate voting shares for reasons unrelated to our performance. In addition, the price of our subordinate voting shares could fluctuate widely in response to a variety of factors, including changing conditions in the economy in general or in our industry in particular.

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

        Celestica offers a range of supply chain solutions to OEMs across many industries. We operate a global manufacturing and supply chain network.

Recent Acquisitions

        Certain information concerning our acquisition activities, including property, plant and equipment expenditures, and financing activities, currently in progress and in the last three fiscal years, is set forth in notes 3, 4, 7, 8, 15 and 17 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Certain information concerning our divestiture activities, including our restructurings, currently in progress and in the last three fiscal years, is set forth in notes 4 and 10 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

B.    Business Overview

        We deliver innovative supply chain solutions to OEMs in the consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology markets. We believe our services and solutions will help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence, strategically located around the world. We strive to align a network of suppliers around these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other facilities around the globe with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

        Through our centers of excellence and the deployment of our Total Cost of Ownership™ (TCOO) Strategy with our suppliers, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers' products, which drives greater levels of efficiency and improved service levels throughout our customers' supply chains.

        Our targeted end markets include consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology. Although we supply products and services to over 100 OEMs, we depend on a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 72% of revenue in 2010 and our largest customer represented 20% of revenue. In 2010, our revenue by end market was as follows: consumer (25% of revenue); enterprise communications (24% of revenue); telecommunications (13% of revenue); servers (14% of revenue); storage (12% of revenue); and industrial, aerospace and defense, and healthcare (12% of revenue). The products we manufacture can be found in a wide variety of end products, including smartphones; networking, wireless and telecommunications equipment; storage devices; servers; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment, including set-top boxes; printer supplies; peripherals; and a range of industrial and green technology electronic equipment including solar panels and inverters.

        We believe our principal strengths include our advanced capabilities in the areas of technology and quality, our flexible service offerings, our financial strength and our market-specific supply chain management capabilities. We offer a wide range of advanced manufacturing technologies, test capabilities and processes to support our customers' needs. We believe our size, geographic reach and expertise in supply chain management allow us to purchase materials effectively and to deliver products to customers faster, thereby reducing overall product costs and reducing the time-to-market. We have a highly skilled workforce focused on continuous improvement, flexibility and customer service excellence.

        We believe we are well positioned to compete effectively in the EMS industry, given our financial strength and our position as one of the major EMS providers worldwide. Our priorities include (i) growing revenue in targeted end markets through both organic program wins and acquisitions; (ii) improving financial results, including operating margin and cash flow performance; (iii) developing and enhancing profitable relationships with leading OEMs across our strategic target markets, with a particular emphasis on growing our industrial, aerospace and defense, healthcare and green technology end markets; (iv) broadening the range of services we offer to OEMs; and (v) growing our capabilities in services and technologies that can expand our revenue base beyond our traditional areas of EMS expertise. We believe that success in these areas will result in improved financial performance and enhanced shareholder value.

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

        Access Leading Engineering Capabilities and Technologies.    Electronic products and the electronics manufacturing technology needed to support them are complex and require significant investment. As a result, OEMs increasingly rely on EMS companies to provide design, engineering support, manufacturing and technological expertise. Through their design and engineering services, and through the knowledge gained from repairing products, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as assist with improvements in the performance, cost and time required to bring products to market. In addition, OEMs gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    OEMs provide products and support services to a global customer base. EMS companies with global infrastructure and support capabilities provide OEMs with efficient global manufacturing solutions and distribution capabilities.

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

Celestica's Focus

        We are dedicated to building solid partnerships and delivering innovative supply chain solutions to our customers. To achieve this, we collaborate with our OEM customers to proactively identify and fulfill current requirements and anticipate future needs. We strive to exceed our customers' expectations by offering a range of services to lower costs, increase flexibility and predictability, improve quality and provide better service to their customers. We also look at ways to invest in our customers' future by continuing to deepen our knowledge of their businesses and to develop solutions to meet their needs. We constantly look to advance our technical capabilities to help our customers achieve a competitive advantage. By succeeding in the following areas, we believe we will maximize customer satisfaction, and improve financial performance and enhance shareholder value:

        Improve Financial Results, Including Operating Margins and Cash Flow Performance.    We continue to focus on (i) managing the mix of business, service offerings and volume of new business to improve our overall operating margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iii) improving operating efficiencies to reduce costs and improve operating margins, and (iv) maximizing cash flow performance.

        Continue to Penetrate Strategic Target End Markets.    We target to establish a diverse customer base with OEM customers in several industries. We believe our legacy of expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across these markets. Our goal is to grow across our targeted end markets, with particular emphasis on industrial, aerospace and defense, healthcare, and green technology. In 2010, we completed the Allied Panels acquisition to enhance our healthcare offering. Our revenue by end market as a percentage of total revenue is as follows:

	2008	2009	2010
Consumer(i)	22%	28%	25%
Enterprise Communications(i)	26%	22%	24%
Telecommunications	15%	15%	13%
Servers	16%	13%	14%
Storage	10%	12%	12%
Industrial, Aerospace and Defense and Healthcare	11%	10%	12%

(i)
During the fourth quarter of 2010, we reclassified a customer program from our consumer end market to our enterprise communications end market. Comparative percentages have been recalculated to conform to the current period's presentation.

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with OEMs in our target markets and (iii) enhance the scope of our capabilities and service offerings.

        Expand Range of Service Offerings.    We continually look to expand the services we offer to OEMs. In recent years, we have expanded our service offerings to facilitate the manufacture of a broader spectrum of products for OEMs in a variety of new markets. We have also expanded our capabilities in prototyping, design, engineering solutions, systems assembly, logistics, fulfillment and after-market services. During 2010, we completed the acquisition of Invec to enhance our after-market services offering through its proprietary reverse logistics software.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our OEM customers, and allows us to produce a variety of electronic products ranging from high-volume consumer electronics to highly complex technology infrastructure products. We believe our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and collaborative processes associated with our expertise in supply chain management have generally enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We often collaborate with suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

        Develop and Enhance Profitable Relationships with Leading OEMs.    We seek to build profitable, strategic relationships with targeted industry leaders that can benefit from our services and solutions. We strive to conduct ourselves as an extension of our customers' organizations which enables us to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong manufacturing relationships with a diverse mix of leading OEMs across several of our targeted markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

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

        Supply Chain Management.    We use enterprise resource planning and supply chain management systems to optimize materials management from suppliers through to our customers' customers. The effective management of the supply chain is critical to the OEMs' success, as it directly impacts the time and cost required to deliver products to market and the capital requirements associated with carrying inventory.

        Through the deployment of our TCOO Strategy with our suppliers, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. We also strive to align a network of suppliers around our centers of excellence to increase the agility, flexibility and collaborative approach of our supply chain and deliver the shortest overall lead times for any given product. We believe we have a differentiated supply chain offering.

        Design.    Our global design services and solutions architects are focused on opportunities that span the entire product lifecycle. Supported by a disciplined approach to program management, we strive to provide flexible design solutions and expertise to help customers optimize their supply chain to reduce their overall product costs, improve time-to-market and introduce competitively differentiated products. We also leverage our proprietary CoreSim Technology™ to minimize design revisions, speed time-to-market and provide improved manufacturing yields for our customers. Through our collective experience with common technologies across multiple industries and product groups, we believe we can provide quality and cost-focused solutions for our customers' design needs.

        We continue to increase our resources in the area of research and development. Our teams collaborate with OEM product designers in the early stages of product development. Our design team uses advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design for manufacturing. Collaborative links and databases between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

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

        Other key initiatives aimed at enhancing our design services offering include developing and marketing solutions accelerator platforms for products such as blade servers and storage devices. We believe these customizable solution accelerators, or building blocks, will help OEMs reach their markets faster by reducing design cycles without compromising their intellectual property.

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

        Quality Management.    We believe one of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 and ISO 14001 (environmental) standards, as well as to other industry-specific certifications.

        In addition to these standards, we continue to deploy Lean and Six Sigma initiatives throughout our manufacturing network. Implementing Lean throughout the manufacturing process improves efficiency, shortens cycle times and reduces waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. Six Sigma ensures continuous improvement by reducing process variation. We also apply the knowledge we gain in our after-market services to improve the quality and reliability of next-generation products. Success in these areas helps our customers lower their costs, positioning them more competitively in their respective business environments.

        We believe that quality management is one of the key services directly linked to meeting and exceeding our customers' expectations, and we have a series of key performance indicators deployed across our operating network that allow our teams to focus on driving continuous improvement and meeting customers' expectations with respect to quality.

        Order Fulfillment and Logistics.    We are focused on leveraging our global scale in manufacturing, supply chain management and fulfillment to provide fully integrated and customized logistics solutions to our customers. Our logistics offerings include warehouse and distribution, freight management, logistics consulting services, product and materials visibility and reverse logistics. We ship worldwide to our customers or, in many cases, directly to our OEMs' customers.

        After-Market Services.    We help our customers extend the value of their products through our after-market repair, returns and recycling services, individualized to meet each customer's requirements. These services include field failure analysis, product upgrades, repair and engineering change management. The knowledge gained from these services may also be used in future design activity to improve quality and reliability in next-generation products. In 2010, we acquired Invec to enhance our after-market services offering through its proprietary reverse logistics software.

Geographies

        Approximately one-half of our revenue is produced in Asia and over one-third of our revenue is produced in North America. A listing of our principal locations is included in Item 4, "Information on the Company — Property, Plants and Equipment." Certain geographic information is set forth in note 17 to the Consolidated Financial Statements in Item 18.

Sales and Marketing

        We have structured our business development teams by targeted end markets, with a focus on offering complete manufacturing and supply chain solutions to leading OEMs. Our coordination of efforts with key global customers include our customer-focused teams, each headed by a group general manager who oversees the global relationship with these customers. These teams work with our solutions architects to develop specific solutions that meet the unique needs of each customer's product or supply chain requirements. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, and supply chain management teams, as well as senior executives.

Customers

        We supply products and services to approximately 100 OEM customers. We target industry leading customers in strategic markets focused on key technologies. Our customers include Alcatel-Lucent, Cisco Systems, Inc., EMC Corporation, Hewlett-Packard Company, Hitachi, Ltd., Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, Oracle Corporation, Polycom, Inc., Raytheon Company and RIM. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions, such as design, engineering, order fulfillment, logistics and after-market services.

        During each of 2010 and 2009, our largest customer, RIM, represented more than 10% of total revenue. Our top 10 customers represented 72% and 71%, respectively, of total revenue for 2010 and 2009.

        We generally enter into master supply agreements with our customers that provide the framework for our overall relationship; although there is no guaranteed level of business. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. A majority of these agreements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

Technology and Research and Development

        We use advanced technology in the design, assembly and testing of the products we manufacture. We continue to deploy more resources in our global research and development organization to expand our design capabilities. We believe that our processes and skills are among the most sophisticated in the industry. We believe that this provides us with advantages over many of our smaller competitors and our competitors building less complex products.

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

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development and technology building blocks that can be used by customers in the development of their products or to accelerate their products time-to-market. Our efforts in these building blocks are particularly focused in the server, storage and communications end markets. We work directly with our customers to understand their product roadmaps and to develop the technology solutions to optimally solve their future needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs and we have worked with, and taken a leadership role in, industry groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with our customers, we will increase our spending in these development areas.

Supply Chain Management

        We share data electronically with our key suppliers and ensure speed of supply through strong relationships with our component suppliers and logistics partners. During 2010, we procured and managed over $5.0 billion in materials and related services. We view the size and scale of our procurement activities, including our IT systems, as an important competitive advantage, as it enhances our ability to obtain better pricing, influence component packaging and designs, and obtain a supply of components in constrained markets. We procure substantially all of our materials and components pursuant to individual purchase orders that are short-term in nature.

        We believe we have a differentiated supply chain offering compared to our competitors. Through the deployment of our TCOO Strategy with our suppliers, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest TCOO. We also strive to align a network of suppliers around our centers of excellence to increase flexibility in our supply chain and deliver shorter overall product lead times.

        We utilize our enterprise systems, as well as specific supply chain IT tools, to provide comprehensive information on our logistics, financial and engineering support functions. These systems provide management with the data required to manage the logistical complexities of the business and are augmented by and integrated with other applications, such as shop floor controls, component and product database management and design tools.

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

        We license some technology from third parties that we use in providing electronics manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to us non-exclusive, worldwide licenses with respect to the subject technologies and terminate upon a material breach by us of the terms of such agreements.

Competition

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers across various end markets. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry specific focus. ODMs, companies that provide internally designed products and manufacturing services to OEMs, continue to increase their share of outsourced manufacturing services across several markets and product groups, including personal computer motherboards, servers, notebook and desktop computers, cell phones and smartphones. While we have not, to date, encountered significant direct competition from ODMs in the end markets in which we participate, such competition may increase if our business in these markets grows, particularly in smartphones, or if ODMs expand into our primary end markets.

        We may also face competition from current and prospective customers who evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, procurement, research and development, and sales and marketing resources than we do. We believe our competitive advantage in our targeted markets is our track record in manufacturing technology, quality, responsiveness and providing cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products on time and compete favorably on price. To enhance our competitiveness, we expect to expand our service offerings or capabilities beyond our traditional areas of EMS expertise.

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

        Our past operations and historical operations of others may have resulted in soil and groundwater contamination on our sites. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. Generally, Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis) were obtained for most of our manufacturing facilities at the time of acquisition or leasing. Where contamination is suspected at sites being acquired, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions and will perform Phase II assessments where appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites.

        Environmental legislation also operates at the product level. Since 2004, we have developed our Green Services™, offering a suite of services that help our customers comply with environmental legislation, such as the European Union's Restriction of Hazardous Substances (RoHS) and Waste Electrical and Electronic Equipment directive laws and China's RoHS legislation.

Backlog

        Although we obtain purchase orders from our customers, OEM customers typically do not commit to delivery of products more than 30 days to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since orders may be rescheduled or cancelled.

Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture from quarter-to-quarter. We have historically experienced some seasonality with our enterprise computing and communications infrastructure products. This compares to our current consumer business which is relatively flat throughout the year. The pace of technological change, the frequency of OEMs transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins, and limited visibility in technology end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Controlling Shareholder Interest

        Onex is our controlling shareholder and holds 71% of the voting interest in Celestica. Accordingly, Onex exercises influence over our business, including those matters submitted to a vote by shareholders. Onex also has the power to elect our board of directors, thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. For further details, refer to footnote 3 in Item 7, "— Major Shareholders and Related Party Transactions — Major Shareholders."

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly owned:

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation;

        Celestica Cayman Holdings 9 Limited, a Cayman Islands corporation;

        Celestica European Holdings S.À.R.L., a Luxembourg corporation;

        Celestica (Gibraltar) Limited, a Gibraltar corporation;

        Celestica Holdings Pte Ltd., a Singapore corporation;

        Celestica Hong Kong Limited, a Hong Kong corporation;

        Celestica LLC (formerly Celestica Corporation), a Delaware limited liability company;

        Celestica Liquidity Management Hungary Limited Liability Company, a Hungary corporation;

        Celestica (Luxembourg) S.À.R.L., a Luxembourg corporation;

        Celestica (Thailand) Limited, a Thailand corporation;

        Celestica (USA) Inc., a Delaware corporation;

  Celestica (US Holdings) LLC (formerly Celestica (US Holdings) Inc.), a Delaware limited liability company;

        IMS International Manufacturing Services Limited, a Cayman Islands corporation;

        1282087 Ontario Inc., an Ontario corporation;

        1681714 Ontario Inc., an Ontario corporation; and

        1755630 Ontario Inc., an Ontario corporation.

D.    Property, Plants and Equipment

        The following table summarizes our principal facilities as of February 22, 2011. Our facilities are used to provide electronics manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, and other related manufacturing and customer support activities, including warehousing, distribution and fulfillment.

Major locations	Square Footage	Owned/Leased
	(in thousands)
Canada	888	Owned
California(1)	288	Leased
Wisconsin	12	Leased
Texas(1)	200	Leased
Mexico(1)	697	Leased
Ireland(1)	235	Leased
Spain	100	Owned
Austria	54	Leased
Czech Republic	172	Owned
Romania	200	Owned
Scotland	58	Leased
China(1)	1,050	Owned/Leased
Malaysia(1)	927	Owned/Leased
Thailand(1)	1,085	Owned/Leased
Singapore(1)	287	Leased
Japan(1)	295	Owned/Leased

(1)
This represents multiple locations.

        Our principal executive office is located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7. Our principal facilities are certified to ISO 9001 and ISO 14001 (environmental) standards, as well as to other industry-specific certifications.

        Our land and facility leases expire between 2011 and 2060. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP is disclosed in note 20 to the Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 22, 2011.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act, section 21E of the U.S. Exchange Act, and applicable Canadian securities legislation, including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results, including our quarterly guidance, the impact of new program wins on our financial results, and anticipated expenses, benefits or payments; our financial or operational performance; our financial targets; and the effects of our conversion from Canadian GAAP to International Financial Reporting Standards (IFRS). Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may," "will," "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the EMS industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; the challenges of managing inflation, including rising energy and labor costs; our inability to retain or expand our business due to execution problems relating to the ramping of new programs, completing our restructuring activities or integrating our acquisitions; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the challenge of managing our financial exposures to foreign currency volatility; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume or mix of products; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers' products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the SEC and our Annual Information Form filed with Canadian securities regulators.

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

Overview

What Celestica does:

        We deliver innovative supply chain solutions to OEMs in the consumer, enterprise computing, communications, industrial, aerospace and defense, healthcare and green technology markets. We believe our services and solutions will help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence, strategically located around the world. We strive to align a network of suppliers in proximity to these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other facilities around the globe with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

        Through our centers of excellence and the deployment of our Total Cost of Ownership™ (TCOO) Strategy with our suppliers, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers' products, which drives greater levels of efficiency and improved service levels throughout our customers' supply chains.

        Our targeted end markets include consumer, communications (comprised of enterprise communications and telecommunications), enterprise computing (comprised of servers and storage), and industrial, aerospace and defense, healthcare and green technology. We offer a full range of services to our customers including design, manufacturing, engineering, order fulfillment, logistics and after-market services. We are focused on expanding these service offerings across our major markets with existing and new customers. In particular, we intend to invest in assets and resources to expand our design, engineering and after-market service capabilities and to grow our business in the commercial aerospace and defense, healthcare, industrial and green technology end markets, while continuing to pursue higher-value opportunities with existing customers. We continue to seek acquisition opportunities in these areas to expand our revenue base and add capabilities specific to these markets. In 2010, we acquired Invec to enhance our after-market services offering and Allied Panels to enhance our healthcare offering.

        Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 72% of revenue in 2010 (71% — 2009). We expect our top 10 customer concentration to increase slightly in the near term based on program wins from some of those customers.

        The products and services we provide serve a wide variety of end products, including smartphones; networking, wireless and telecommunications equipment; storage devices; servers; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment, including set-top boxes; printer supplies; peripherals; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

        We believe we are well positioned to compete effectively in the EMS industry, given our financial strength and our position as one of the major EMS providers worldwide. Our priorities include (i) growing revenue through both organic program wins and acquisitions; (ii) improving financial results, including operating margin and cash flow performance; (iii) developing and enhancing profitable relationships with leading customers across our strategic target markets, with a particular emphasis on growing our industrial, aerospace and defense, healthcare and green technology end markets; (iv) broadening the range of services we offer to our customers; and (v) growing our capabilities in services and technologies that can expand our revenue base beyond our traditional areas of EMS expertise. We believe that success in these areas will result in improved financial performance and enhanced shareholder value.

        We established three-year financial targets at the beginning of 2010. These targets include achieving a compound annual revenue growth rate of 6% to 8%, and generating the following performance on various non-GAAP measures: annual operating margin of 3.5% to 4.0%, annual return on invested capital (ROIC) of greater than 20%, and annual free cash flow of between $100 million and $200 million. The achievement of these targets is primarily dependent upon the strength of the economy, the success of our customers' products in the marketplace, our revenue mix and magnitude of customer program bookings by end markets and the margin profile for the services we provide. While we continue to drive towards achieving these targets, we expect that the size and mix of program wins in the consumer and server end markets in 2010 will likely result in revenue growth of 10% to 15% for 2011, with near term operating margin of 3.0% to 3.5% for the first half of 2011 and annual free cash flow at the low end of the target range as we fund working capital to support the higher revenue growth. We expect to maintain a ROIC of greater than 20% in the near term.

        Our financial targets for operating margin, ROIC and free cash flow are non-GAAP measures without standardized meanings and are not necessarily comparable to similar measures presented by other companies. Our management uses non-GAAP measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business and (iv) set management incentive targets. See "— Non-GAAP Measures" below.

Overview of business environment:

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large number of revenue opportunities, which at times may be volatile, the competitive environment is very intense and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products we manufacture are important factors affecting operating margins. The amount and location of available manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margin and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

        EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited, making revenue in each of our end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, short production lead times expected by our customers, rapid shifts in technology for our customers' products and general volatility in economic conditions. This is particularly evident in high-volume markets such as the consumer end market, where product lifecycles tend to be the shortest. While recent demand trends have been stable, the global economy remains uncertain and may negatively impact the operations of most EMS providers, including Celestica.

        During the past several years, the EMS industry has experienced component shortages, which can delay production as well as all revenue relating to products using those components, and has resulted and may result in us carrying higher levels of inventory and extending lead times. We procure substantially all of our component and materials pursuant to individual purchase orders issued by our customers which are generally short-term in nature. To date, we have not been materially impacted by these shortages.

        Our business is also affected by customers who will sometimes shift production between EMS providers for a number of reasons, including pricing concessions or their preference for consolidating their supply chain. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business or change the concentration of their EMS suppliers to better balance production risk. As we respond to our customers' actions, these factors have impacted, and may continue to impact, among other items, our ability to grow revenue, our operating profitability, our level of capital expenditures and our cash flows.

Summary of 2010

        The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Year ended December 31
	2008	2009	2010
Revenue	$7,678.2	$6,092.2	$6,526.1
Gross profit	531.1	429.8	443.3
Selling, general and administrative expenses (SG&A)	292.0	244.5	250.2
Net earnings (loss)	(720.5)	55.0	80.8
Basic earnings (loss) per share	$(3.14)	$0.24	$0.35
Diluted earnings (loss) per share	$(3.14)	$0.24	$0.35

	December 31
	2009	2010
Cash and cash equivalents	$937.7	$632.8
Total assets	3,106.1	3,103.6
Long-term debt	222.8	—

        Revenue for 2010 of $6.5 billion increased 7% from $6.1 billion in 2009. Revenue from our server end market increased 18%, industrial, aerospace and defense, and healthcare increased 18%, enterprise communications increased 16% and storage increased 12%. These revenue increases reflect new program wins and increased demand resulting from an improving economic environment compared to 2009. Year-over-year revenue from our telecommunications end market decreased 10% driven primarily by declines in demand and program losses. Revenue from our consumer end market decreased $30 million, or 2%, from 2009. Specifically, consumer revenue decreased 15% year-over-year due to our disengagement of a program in the gaming console business, which more than offset the increased revenue from new program wins, resulting in a net 2% decrease for the year. Consumer continues to be our largest end market, representing 25% of revenue for 2010.

        Our production volumes and revenue vary each period because of the impacts associated with changes in demand for the products we manufacture, program wins or losses with new, existing or disengaging customers, the timing and rate at which new programs are ramped up, and the impact of seasonality for various end markets, among other factors.

        Gross profit dollars for 2010 increased 3% from 2009 while revenue increased 7% from 2009. Gross margin as a percentage of revenue decreased from 7.1% in 2009 to 6.8% in 2010 primarily due to changes in product mix and higher variable compensation costs that negatively impacted gross margin by 0.2%.

        SG&A for 2010 increased $5.7 million, or 2%, from 2009, primarily due to a $10 million increase in variable compensation costs and a $3 million decrease in bad debt recoveries, offset partially by cost reductions, including IT spending.

        Our gross profit and SG&A are impacted by the level of variable compensation costs we record in each period. Variable compensation includes our team incentive plans available to eligible manufacturing and office employees, sales incentive plans and equity-based incentives, such as stock options and share unit awards. The amount of variable compensation costs varies each period based on the level of achievement of pre-determined performance goals or financial targets. Variable compensation costs also include our mark-to-market adjustments for cash-settled equity-based awards.

        We recorded restructuring charges of $55.3 million in 2010 (2009 — $83.1 million) as we completed our previously announced restructuring plans.

        Net earnings for 2010 were $80.8 million compared to net earnings of $55.0 million in 2009. The improvement in net earnings was driven primarily by improved gross profit and lower interest expense in 2010, offset partially by higher income tax expense.

        In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange (TSX), to repurchase, at our discretion until August 2, 2011, up to 18.0 million subordinate voting shares, or approximately 9% of our subordinate voting shares, on the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. As of December 31, 2010, we have paid $140.6 million, including transaction fees, to repurchase for cancellation a total of 16.1 million shares at a weighted average price of $8.75 per share under the NCIB since its commencement. The total number of shares we may repurchase for cancellation under the NCIB is reduced by the number of shares purchased for our employee equity-based incentive programs. At December 31, 2010, 0.9 million shares remain eligible to be repurchased under the NCIB.

        During 2010, we paid $26.2 million for the purchase of shares in the open market by a trustee to satisfy the delivery of shares to employees upon vesting of awards under our long-term incentive plans. We classify these shares for accounting purposes as treasury stock on our balance sheet until they are delivered to employees pursuant to the awards.

        In March 2010, we paid $231.6 million to repurchase the remaining Senior Subordinated Notes (Notes) due 2013 and recognized a loss of $8.8 million, primarily as a result of the premium we paid to redeem the Notes prior to maturity.

        In January 2010, we completed the acquisition of Scotland-based Invec. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. In August 2010, we completed the acquisition of Austrian-based Allied Panels, a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market. The total purchase price for these acquisitions was $18.3 million and was financed with cash. The purchase price for Allied Panels is subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately $9.4 million at current exchange rates), none of which has been recorded to date, if specific pre-determined financial targets are achieved through fiscal year 2012.

Other performance indicators:

        In addition to the key operating results and financial information described above, management reviews the following non-GAAP measures:

	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10
Cash cycle days:
Days in accounts receivable (A/R)	56	50	49	46	49	46	46	42
Days in inventory	50	47	42	40	45	43	46	42
Days in accounts payable (A/P)	(63)	(55)	(57)	(56)	(61)	(57)	(57)	(55)

Cash cycle days	43	42	34	30	33	32	35	29

Inventory turns	7.3x	7.8x	8.7x	9.1x	8.1x	8.4x	8.0x	8.7x

        Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in A/P is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, minus the days in A/P. Beginning with the fourth quarter of 2009, we excluded accrued liabilities from the average A/P balance when calculating days in A/P. We have recalculated our days in A/P and our cash cycle days for prior periods to reflect this change. Inventory turns is calculated as 365 divided by the number of days in inventory.

        Cash cycle days for the fourth quarter of 2010 decreased by 1 day to 29 days compared to the same period in 2009. Days in A/R decreased by 4 days while days in inventory increased by 2 days compared to the same period in 2009. The year-over-year improvement in A/R days primarily reflects higher revenue and an increased amount of A/R sales for the fourth quarter of 2010 compared to the fourth quarter of 2009 (December 31, 2010 — $60.0 million in A/R sold; December 31, 2009 — no A/R sold). Cash cycle days for the fourth quarter of

2010 decreased by 6 days compared to the third quarter of 2010, primarily due to higher sales in the fourth quarter of 2010.

        Management reviews other non-GAAP measures including adjusted net earnings, operating margin, ROIC and free cash flow. See "— Non-GAAP Measures" below.

Critical Accounting Policies and Estimates

        We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to U.S. GAAP, as disclosed in note 20 to the Consolidated Financial Statements.

        The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions.

        Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the Consolidated Financial Statements.

Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. We regularly adjust our inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging and future demand for the inventory. A change to these assumptions could impact the valuation of our inventory and have a resulting impact on gross margins. We procure inventory based on specific customer orders and forecasts. If actual market conditions or our customers' product demands are less favorable than those projected, additional valuation adjustments may be required. We attempt to utilize excess inventory in other products we manufacture or return the inventory to the supplier or customer. Our success in these recovery efforts may result in the reversal of previously recorded inventory valuations.

Income taxes:

        We have recorded an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain and estimations are required for exposures related to examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. The final tax outcome of these matters may be different from the estimates made by management in determining our income tax provisions. We recognize a tax benefit related to tax uncertainties when it is probable based on our best estimate of the amount that will ultimately be realized. A change to these estimates could impact our income tax provision.

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

Goodwill:

        When we have goodwill, we perform our annual impairment assessment in the fourth quarter of the year (to correspond with our planning cycle), or more frequently if events or changes in circumstances indicate that a triggering event has occurred. If our market capitalization is less than our book value for a sustained period of time, it could be an indicator that an impairment loss has occurred. We test for impairment, using the two-step method, at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. We estimate the fair value of the reporting units using a variety of approaches including a market capitalization approach, a multiples approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections, discount rates and market multiples at the reporting unit level. A significant change to these assumptions could impact the fair value of the reporting units resulting in a change to the impairment charge. During the fourth quarter of 2008, we conducted our annual goodwill assessment and wrote-off goodwill of $850.5 million. We recorded no impairment in 2009 or 2010. See further details in note 10(b) to the Consolidated Financial Statements.

Long-lived assets:

        We estimate the useful lives of property, plant and equipment and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. We perform an annual impairment assessment on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), or more frequently if events or changes in circumstances indicate that a triggering event has occurred. We test for impairment, using the two-step method, by comparing the carrying amount of an asset, or group of assets, to the undiscounted cash flows from the use and eventual disposal of the asset or group of assets. If the carrying amount exceeds the undiscounted cash flows, we perform step two by comparing the fair value of the asset or group of assets to its carrying amount to determine the amount of impairment. We estimate fair value using discounted cash flows or estimates of market value for certain assets, where available. Revenue and expense projections are discounted using risk-adjusted rates. We work with independent brokers to obtain the market prices to support our real property values. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections, discount rates and market values. A significant change to these assumptions and estimates could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and the impairment charge. We recorded a long-lived asset impairment loss in each of 2008, 2009 and 2010. See further details in note 10(c) to the Consolidated Financial Statements. Future impairment assessments may result in further impairment charges.

Restructuring charges:

        We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been vacated and owned facilities which are no longer used and are available-for-sale, costs of leased equipment that is no longer used and impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been vacated, the liability for lease obligations is calculated on a discounted basis based on future lease payments less estimated sublease income. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. The estimated liability could change subsequent to its initial recognition, requiring adjustments to the restructuring expense and liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

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

        The fair values of our pension assets were based on a measurement date of December 31, 2010. We evaluate these assumptions on a regular basis, taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense and funding requirements. See notes 2(k) and 13 to the Consolidated Financial Statements.

Operating Results

        Our annual and quarterly operating results vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to variation in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products we manufacture; the rate at which new programs ramp up; volumes and seasonality of business in each of our end markets; price competition; the mix of manufacturing value-add; capacity utilization; manufacturing effectiveness and efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs associated with ramping new programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of acquisitions and related integration costs.

        In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration of their EMS providers, mergers and consolidation among OEMs, as well as decisions to adjust the volume of business being outsourced. Our operating results for each period include the impacts associated with program wins or losses with new, existing or disengaging customers. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Significant period-to-period variations can result from the timing of new programs reaching full production, existing programs being fully transferred to a competitor and programs reaching end-of-life.

        The following table sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31
	2008	2009	2010
Revenue	100.0%	100.0%	100.0%
Cost of sales	93.1	92.9	93.2

Gross profit	6.9	7.1	6.8
SG&A	3.8	4.0	3.8
Amortization of intangible assets	0.4	0.4	0.2
Other charges	11.5	1.1	1.1
Interest expense, net of interest income	0.5	0.6	0.1

Earnings (loss) before income tax	(9.3)	1.0	1.6
Income tax expense	(0.1)	(0.1)	(0.4)

Net earnings (loss)	(9.4)%	0.9%	1.2%

Revenue:

        Revenue for 2010 of $6.5 billion increased 7% from $6.1 billion in 2009. Revenue from our server end market increased 18%, industrial, aerospace and defense, and healthcare increased 18%, enterprise communications increased 16% and storage increased 12%. These revenue increases reflect new program wins and increased demand resulting from an improving economic environment compared to 2009. Year-over-year revenue from our telecommunications end market decreased 10% driven primarily by declines in demand and program losses. Revenue from our consumer end market decreased $30 million, or 2%, from 2009. Specifically, consumer revenue decreased 15% year-over-year due to our disengagement of a program in the gaming console business, which more than offset the increased revenue from new program wins, resulting in a net 2% decrease for the year. Consumer continues to be our largest end market, representing 25% of revenue for 2010.

        Revenue for 2009 of $6.1 billion decreased 21% from $7.7 billion for 2008. Revenue decreased in all end markets. The slower economic environment continued to impact end-market demand in 2009, resulting in lower production volumes. Revenue from our telecommunications and enterprise communications markets also reflected program disengagements and program transfers back to customers or to competitors. Specifically, consumer revenue decreased 2%; storage decreased 6%; industrial, aerospace and defense, and healthcare decreased 22%, telecommunications decreased 22%, enterprise communications decreased 33%, and servers decreased 34%.

        Our production volumes and revenue vary each period because of the impacts associated with changes in demand for the products we manufacture, program wins or losses with new, existing or disengaging customers, the timing and rate at which new programs are ramped up, and the impact of seasonality for various end markets, among other factors.

        The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	2009					2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Consumer(i)	28%	21%	30%	31%	28%	28%	26%	24%	24%	25%
Enterprise Communications(i)	22%	24%	22%	21%	22%	22%	24%	25%	24%	24%
Telecommunications	18%	20%	12%	11%	15%	14%	13%	14%	12%	13%
Storage	8%	12%	13%	13%	12%	14%	12%	12%	12%	12%
Servers	13%	12%	13%	14%	13%	12%	14%	13%	17%	14%
Industrial, Aerospace and Defense, and Healthcare	11%	11%	10%	10%	10%	10%	11%	12%	11%	12%
Revenue (in millions)	$1,469.4	$1,402.2	$1,556.2	$1,664.4	$6,092.2	$1,518.1	$1,585.4	$1,546.5	$1,876.1	$6,526.1

(i)
During the fourth quarter of 2010, we reclassified a customer program from our consumer end market to our enterprise communications end market. Comparative percentages have been recalculated to conform to the current period's presentation.

        Our revenue and operating results vary from period-to-period depending on the level of demand and seasonality in each of our end markets, the mix and complexity of the products being manufactured, the timing of receiving components and materials and the impact associated with program wins or losses with new, existing or disengaging customers, among other factors. We are dependent on a limited number of customers in the consumer, communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of storage and servers) end markets for a substantial portion of our revenue.

        Consumer was our largest end market representing 25% of total revenue for 2010. Over three-quarters of our consumer business is generated by one smartphone customer. In general, business in the consumer end market and, in particular, smartphones, is highly competitive and characterized by shorter product lifecycles, higher revenue volatility, and lower margins. In addition, program volumes can vary significantly period-to-period based on the strength in end-market demand. End-user preferences for these products and devices can change rapidly and these programs are easily shifted among EMS competitors. Our increased exposure to this end market may lead to greater volatility in our revenue and operating margin and could result in increased risk to our financial results.

        We continue to win new programs in the consumer end market. The year-over-year decrease for 2010 in consumer revenue as a percentage of total revenue reflects our disengagement of a program in the gaming console business as well as the changing mix of products we manufactured. Our server revenue as a percentage of total revenue grew sequentially from the third quarter of 2010 and year-over-year primarily due to new program wins from existing customers and increases in demand. We expect our server business as a percentage of total revenue will continue to increase in the near term as new programs ramp up. Revenue dollars from industrial, aerospace and defense, healthcare and green technology continues to grow compared to the third quarter of 2010 and year-over-year, and has benefited from the acquisition of Allied Panels which we completed in August 2010.

        One customer represented more than 10% of total revenue in both 2009 and 2010. Our largest customer, Research in Motion, is in our consumer end market and accounted for 20% of total revenue for 2010 (17% for 2009). We are currently ramping up new programs in the server end market, and when these programs are fully ramped, we expect to have a higher server concentration and an additional customer representing more than 10% of total revenue. Whether any of our customers individually account for more than 10% of revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for a customer's product, seasonality of business, new program wins or losses, the phasing in or out of programs, the growth rate of other customers, price competition and changes in our customers' supplier base or supply chain strategies.

        The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Year ended December 31
	2008	2009	2010
Top 10 customers	63%	71%	72%

        We are dependent upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from our largest customers or any other customers will not decrease in absolute terms or as a percentage of total revenue. A significant decrease in revenue from these or other customers, or a loss of a major customer, would have a material adverse impact on our business, our revenue and our results of operations.

        We believe that delivering sustainable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We are also actively pursuing new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on offering and increasing our investments in innovative supply chain solutions which include design, manufacturing, engineering, order fulfillment, logistics and after-market services. We are also seeking acquisition opportunities to diversify our customer base, enhance our capabilities, or add new technologies or capabilities to our offerings. In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage production risk. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. If they do not, this could have a material adverse impact on our results of operations. Significant period-to-period variations can result if new program wins or replacement business are more competitively priced than past programs.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Year ended December 31
	2008	2009	2010
Gross profit (in millions)	$531.1	$429.8	$443.3
Gross margin	6.9%	7.1%	6.8%

        Gross profit dollars for 2010 increased 3% from 2009 while revenue increased 7% from 2009. Gross margin as a percentage of revenue decreased for 2010 compared to 2009 primarily due to changes in product mix and higher variable compensation costs that negatively impacted gross margin by 0.2%.

        Gross profit dollars for 2009 decreased 19% from 2008. The decrease in gross profit was due primarily to lower volumes, partially offset by continued operational improvements and increased productivity. Gross margin as a percentage of revenue improved for 2009 compared to 2008, reflecting primarily continued operational improvements.

        Multiple factors cause gross margin to fluctuate including, among other factors: product volume and mix; higher revenue concentration in lower gross margin products and end markets; production efficiencies; level of service revenue generated in the period; utilization of manufacturing capacity; material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites; pricing pressures from competitors; foreign exchange volatility; and the availability of components and materials. Our gross margin may be impacted in the future by rising labor costs. There is uncertainty with respect to rising labor costs, particularly in lower-cost regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could negatively impact our gross margin. To date, we have not been materially impacted by these rising costs.

Selling, general and administrative expenses:

        SG&A for 2010 increased 2% to $250.2 million (3.8% of revenue) compared to $244.5 million (4.0% of revenue) in 2009. The increase in SG&A was primarily due to a $10 million increase in variable compensation costs and a $3 million decrease in bad debt recoveries, offset partially by cost reductions, including IT spending. The decrease in SG&A as a percentage of revenue for 2010 compared to 2009 reflects the higher revenue levels in 2010.

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

Stock-based compensation:

        We recorded the following stock-based compensation costs, included in cost of sales and SG&A, for the periods indicated (in millions):

	Year ended December 31
	2008	2009	2010
Stock option awards	$6.6	$5.9	$4.8
Share unit awards(a)(b)(c)	16.8	33.0	37.5

	$23.4	$38.9	$42.3

(a)
We have the option to settle share unit awards either with shares or with cash. Historically, we have generally settled these awards with shares purchased in the open market by a trustee. The cost we record for equity-settled awards is based on the market value of our shares at the time of the grant. We amortize this cost to compensation expense over the vesting period on a straight-line basis with a corresponding charge through contributed surplus. We elected to cash-settle certain awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of shares we could purchase in the open market as a result of terms in our Notes and our NCIB. We currently expect to settle future awards with shares purchased in the open market. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. We recorded mark-to-market adjustments on these cash-settled awards of $5.4 million in the fourth quarter of 2010 (fourth quarter of 2009 — $10.9 million; first quarter of 2010 — $2.2 million). Since management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we expect to continue to account for these awards as equity-settled awards.

(b)
During 2010, we paid $26.2 million (2009 — $8.4 million) for the purchase of shares in the open market by a trustee to satisfy the delivery of shares to employees upon vesting of the awards under our long-term incentive plans. We classify these shares for accounting purposes as treasury stock on our balance sheet until they are delivered to employees pursuant to the awards.

(c)
Our 2010 stock-based compensation expense for share unit awards, as compared to the prior year, included a higher payout on performance awards based on our relative ROIC performance versus our competitors, and lower mark-to-market adjustments for cash-settled equity-based awards.

Other charges:

        (i)    We have recorded the following restructuring charges for the periods indicated (in millions):

	Year ended December 31
	2008	2009	2010
Restructuring charges	$35.3	$83.1	$55.3

        In January 2008, we announced we would record restructuring charges of between $50 million and $75 million throughout 2008 and 2009. In July 2009, we announced additional restructuring charges of between $75 million and $100 million to further reduce overhead costs and improve overall utilization. Combined, we expected to incur total restructuring charges up to $175 million associated with this program, which included consolidating facilities and reducing our workforce. As of December 31, 2010, we have recorded all of the restructuring charges related to this program. See "— Recent Accounting Developments — IFRS to Canadian GAAP differences — Restructuring costs" below for the impact of IFRS on our recording of restructuring charges.

        Since the beginning of 2008, we have recorded total restructuring charges of $173.7 million. Of that amount, $55.3 million was recorded in 2010. We recorded the restructuring charges in the period we finalized the detailed plans. The recognition of these charges required management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its initial recognition, requiring adjustments to our recorded expense and liability amounts.

        As of December 31, 2010, we accrued $15.3 million in employee termination costs which remain unpaid at year end. We expect to pay the majority of such costs during the first half of 2011. We expect our long-term lease and other contractual obligations relating to restructuring to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities. All cash outlays have been, and the balance will be, funded from cash on hand.

        We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the market place and/or our exit from less profitable or non-strategic operations.

  (ii)
  We have recorded the following impairment charges for the periods indicated (in millions):

	Year ended December 31
	2008	2009	2010
Goodwill impairment	$850.5	$—	$—
Long-lived asset impairment	8.8	12.3	8.9

  Goodwill impairment:

        We perform our goodwill impairment assessment in the fourth quarter of each year. We test impairment using the two-step method, at the reporting unit level, by comparing the reporting unit's carrying amount to its fair value (step one). To the extent a reporting unit's carrying amount exceeds its fair value, we may have an impairment of goodwill. We measure impairment by comparing the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount (step two).

        During the fourth quarter of 2008, we performed our annual goodwill impairment assessment. All of our goodwill was allocated to our Asia reporting unit. Our goodwill balance prior to the impairment charge was $850.5 million and was established primarily as a result of an acquisition in 2001. We completed our step one analysis using a combination of a market capitalization approach and a multiples approach which was then validated with a discounted cash flow. The market capitalization approach used our publicly traded stock price to determine fair value, which we then allocated to the Asia reporting unit on a pro rata basis based on earnings. The multiples approach used comparable market multiples, which were based on an average of our major competitors trading multiples, to determine fair value. Both of the fair values determined by the market approaches were adjusted upward for a control premium, an estimated amount a buyer would pay over the trading price of the company's shares to gain control of the company. We applied a 20% control premium to the fair values, which we believed was a reasonable estimate based on past transactions in the EMS industry at December 31, 2008. The discounted cash flow method used our three-year revenue and expense projections to determine fair value. These projections were based on site submissions and input from our customer teams during our plan cycle in the fourth quarter of 2008. Our projections were negatively impacted by customers who decreased their demand forecasts as the global economy deteriorated in the fourth quarter of 2008. Subsequent to our internal plan submissions, we decreased our future internal projections in response to the economic downturn and the overall uncertainties and lack of visibility at that time. We discounted our three-year projections using a 27% discount rate. At that time, the economic environment had negatively impacted our ability to forecast future demand which in turn resulted in our use of a higher discount rate, reflecting the risk and uncertainty in the markets. We averaged the fair values derived from the above approaches to determine the estimated fair value of the Asia reporting unit. The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which was significantly below our book value, and the then deteriorating macro environment, which resulted in a decline in expected future demand. The process of determining fair value was subjective and required management to exercise a significant amount of judgment in determining future growth rates, discount rates and tax rates, among other factors. We therefore performed the second step of the goodwill impairment assessment to quantify the amount of impairment. We engaged an independent third-party consultant to assist with our step two analysis. This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end-market deterioration and economic uncertainties impacting expected future demand at that time, we concluded that the entire goodwill balance as of December 31, 2008 of $850.5 million was impaired. The goodwill impairment charge was non-cash in nature and did not affect our liquidity, cash flows from operating activities, or our compliance with debt covenants.

        At December 31, 2009, we had no goodwill. During the fourth quarter of 2010, we performed our annual goodwill impairment assessment and determined there was no impairment. At December 31, 2010, our goodwill balance was $11.0 million.

  Long-lived asset impairment:

        During the fourth quarter of each year, we conduct our annual impairment assessment of long-lived assets. Impairment is measured as the excess of the carrying amount over the fair value of the assets determined using discounted cash flows or estimates of market value for certain assets, where available. We recorded an impairment charge of $8.9 million in 2010 (2009 — $12.3 million; 2008 — $8.8 million).

  (iii)
  We have recorded the following amounts related to the subordinated debt repurchases for the periods indicated (in millions):

	Year ended December 31
	2008	2009	2010
Loss (gain) on repurchase of Notes	$(7.6)	$(19.5)	$8.8
Write-down of embedded prepayment option	—	16.7	—

	$(7.6)	$(2.8)	$8.8

        In March 2010, we paid $231.6 million to repurchase the remaining Notes due 2013 (2013 Notes) and recognized a loss of $8.8 million, primarily as a result of the premium we paid to redeem the 2013 Notes prior to maturity. In 2009, we paid $495.8 million to repurchase our Notes due 2011 (2011 Notes) and recognized a gain of $19.5 million. During 2008, we paid $30.4 million to repurchase a portion of our 2011 Notes and our 2013 Notes and recognized a gain of $7.6 million. The gains or losses on the repurchases were measured based on the carrying value of the repurchased portion of the Notes on the dates of repurchase.

        In connection with the termination of the interest rate swap agreements in February 2009, we discontinued fair value hedge accounting and recorded a $16.7 million write-down in the carrying value of the embedded prepayment option on the 2011 Notes.

        We redeemed all of our outstanding Notes prior to March 31, 2010.

Interest expense on long-term debt and other interest income/expense:

        The following table is a breakdown of interest expense or income for the periods indicated (in millions):

	Year ended December 31
	2008	2009	2010
Interest costs on Notes and credit facilities(i)	$56.8	$44.3	$6.4
Mark-to-market adjustment and amortization of basis adjustment(ii)	1.0	(9.0)	(0.1)

Interest expense on long-term debt and credit facilities	$57.8	$35.3	$6.3

Other interest expense (income)(iii)	$(15.3)	$(0.3)	$0.2

(i)
Our interest expense for 2010 consists primarily of the interest costs on the 2013 Notes until their redemption in March 2010. For 2008 and 2009, we recorded interest expense on our outstanding 2013 Notes and 2011 Notes. The interest rate on the 2013 Notes was fixed at 7.625%. The average interest rate on the 2011 Notes for 2009 through to redemption in November 2009 was 7.0% (2008 — 6.5%), after reflecting the variable interest rate swaps.

(ii)
We marked-to-market the embedded prepayment options in our Notes until the options were terminated. The mark-to-market adjustment fluctuated each period as it was dependent on market conditions, including interest rates, implied volatilities and credit spreads. We also applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009. The change in fair values each period was recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or debt redemption which we recorded in other charges.

(iii)
Interest income earned on cash balances throughout 2009 and 2010 was significantly lower compared to 2008 primarily due to lower rates and lower cash balances.

  Income taxes:

          Income tax expense for 2010 was $21.8 million on earnings before tax of $102.6 million compared to an income tax expense of $5.4 million for 2009 on earnings before tax of $60.4 million and income tax expense of $5.0 million for 2008 on losses before tax of $715.5 million. Current income taxes for 2010 consisted primarily of the tax expense in jurisdictions with current taxes payable. Current income taxes for 2010 also included additional taxes and penalties based on management's best estimate of the expected outcome of the pending settlement of a tax audit in Hong Kong. Deferred income taxes for 2010 were comprised primarily of deferred tax recoveries for future deductible temporary differences and reversals of certain valuation allowances previously recorded on deferred income tax assets in Canada. Current income taxes for 2009 consisted primarily of the tax expense in jurisdictions with current taxes payable and additional tax reserves related to ongoing Canadian tax audits. Deferred income taxes for 2009 were comprised primarily of deferred tax recoveries for losses and future deductible temporary differences in Canada and reversals of certain valuation allowances previously recorded on deferred income tax assets.

          We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter-to-quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2011 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets.

          Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives we benefit from are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. We believe we will comply with the conditions of the tax incentives, however, changes in our outlook in any particular country could impact our ability to meet the conditions.

          In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will reduce taxable income in these jurisdictions in future periods.

          At December 31, 2010, the net deferred income tax asset balance was $0.2 million (December 31, 2009 — net deferred income tax liability of $8.4 million).

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

          Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

          In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions.

          In connection with ongoing tax audits in Hong Kong, tax authorities have taken the position that income reported by one of our Hong Kong subsidiaries in 1999 through 2008 should have been materially higher as a result of certain inter-company transactions. In July 2010, we submitted a proposed settlement of this tax audit to the Hong Kong tax authorities; if accepted, the taxes and penalties would total approximately 129.5 million Hong Kong dollars (approximately $16.6 million at current exchange rates), including the impact on future periods as a result of the reversal of tax attributes. There can be no assurance as to the final resolution of these proceedings.

          In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary's tax liability would increase by approximately 43.5 million Brazilian reais (approximately $26.1 million at current exchange rates). In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. We have not accrued for any potential adverse tax impact as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

          We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 63.7 million Brazilian reais (approximately $38.2 million at current exchange rates).

          The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

  Acquisitions:

          We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global manufacturing network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition can be successfully integrated or will generate the returns that we expected.

          In January 2010, we completed the acquisition of Scotland-based Invec. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. This acquisition is expected to enhance our global after-market services offering by integrating Invec's proprietary reverse logistics software throughout our network.

          In August 2010, we completed the acquisition of Austrian-based Allied Panels, a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market. We expect this acquisition to enhance our healthcare offering by expanding our capability in the healthcare diagnostics and imaging market, and broadening our healthcare global network to include a center of excellence in Europe.

          The total purchase price for these acquisitions was $18.3 million and was financed with cash. The amounts of goodwill and amortizable intangible assets arising from these acquisitions were $10.6 million (the majority of which is not expected to be tax deductible) and $15.8 million, respectively. The purchase price for Allied Panels is subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately $9.4 million at current exchange rates) if specific pre-determined financial targets are achieved through fiscal year 2012. At December 31, 2010, no contingent consideration was recorded. See "— Recent Accounting Developments — First-time adoption of IFRS — Business combinations" below for the impact of IFRS on the recording of contingent consideration.

  Liquidity and Capital Resources

  Liquidity

          The following table shows key liquidity metrics for the periods indicated (in millions):

	December 31
	2008	2009	2010
Cash and cash equivalents	$1,201.0	$937.7	$632.8

	Year ended December 31
	2008	2009	2010
Cash provided by operations	$208.2	$293.5	$150.9
Cash used in investing activities	(80.8)	(66.3)	(61.1)
Cash used in financing activities	(43.1)	(490.5)	(394.7)

          We had $632.8 million in cash and cash equivalents at December 31, 2010 after spending approximately $375 million during 2010 to redeem our outstanding Notes and to repurchase outstanding shares pursuant to our NCIB. Included in our cash balance at December 31, 2010 is a $75.0 million advance we received from a customer in late December to fund working capital in support of that customer's growth.

  Cash provided by operations:

          We generated $150.9 million in cash from operations during 2010, primarily from earnings after adding back non-cash charges, offset partially by higher working capital requirements to support new programs ramping in the latter half of 2010 and in 2011. The increase to our A/R and inventory balances was offset partially by higher A/P. The higher A/P balance includes a $75.0 million advance we received from a customer to fund working capital in support of that customer's growth. Our A/R balance is reduced as a result of the sale of $60.0 million of A/R at December 31, 2010 under our A/R sales program (no A/R sold at December 31, 2009).

          We generated $293.5 million in cash from operations during 2009, primarily from earnings after adding back non-cash charges and lower working capital requirements. The improvements in A/R and inventory were offset partially by decreases in A/P. The decrease in our A/R balance from the prior year reflects lower revenue and continued strong cash collections, driven in part by changes in customer payment terms. We had not sold any A/R as at December 31, 2008 or December 31, 2009 under our A/R sales program. The decrease in inventory from the prior year reflects improved inventory management and lower volumes.

  Cash used in investing activities:

          Our capital expenditures were incurred primarily to enhance our supply chain and manufacturing capabilities in various geographies and to support new customer programs. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property. Our capital expenditures for 2010 totaled $60.8 million, representing approximately 1% of revenue for the year. During 2010, we also completed the acquisitions of Invec and Allied Panels as described above.

  Cash used in financing activities:

          During 2010, we paid $26.2 million (2009 — $8.4 million; 2008 — $11.9 million) for the purchase of shares in the open market by a trustee to satisfy the delivery of shares to employees upon vesting of awards under our long-term incentive plans. We also paid $140.6 million in 2010 to repurchase shares for cancellation under our NCIB. In March 2010, we paid $231.6 million (2009 — $495.8 million; 2008 — $30.4 million) to repurchase outstanding Notes. In February 2009, we terminated our interest rate swap agreements and received a $14.7 million cash settlement.

  Cash requirements:

          We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit and intraday bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund currently anticipated working capital and planned capital spending for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt instruments, cash generated from operations, bank debt, sales of A/R and equipment lease financings. We may issue equity or convertible debt securities in the future to fund operations or make acquisitions, which could dilute current shareholders' positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. The pricing of such debt securities is subject to market conditions at the time of issuance. At December 31, 2010, we had cash balances of $632.8 million and no outstanding debt.

          As at December 31, 2010, we have contractual obligations that require future payments as follows (in millions):

	Total(i)	2011	2012	2013	2014	2015	Thereafter
Operating leases	$99.5	$33.4	$17.7	$13.4	$7.8	$5.4	$21.8
Advance from customer(ii)	75.0	75.0	—	—	—	—	—
Pension plan contributions(iii)	34.1	34.1	—	—	—	—	—
Non-pension post-employment plan payments	46.0	3.9	3.9	4.1	4.0	4.1	26.0
Share unit awards(iv)	16.6	16.6	—	—	—	—	—

(i)
The contractual obligations chart above does not include our agreement with a third party for the outsourcing of our IT support. Our costs under this IT support agreement fluctuate based on our usage.

(ii)
We received a cash advance from a customer in late December 2010 to fund working capital requirements. According to the terms of the agreement with this customer, we are required to repay the advance in February 2011.

(iii)
Based on our latest actuarial valuations, we estimate our minimum funding requirement for 2011 to be $34.1 million (2010 — $33.6 million; 2009 — $33.0 million). See further details in note 13 to the Consolidated Financial Statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

(iv)
Represents cash to be paid in the first quarter of 2011 to cash-settle certain performance share units that vest in February 2011.

From time-to-time, we fund the purchase of shares in the open market by a trustee to settle share unit awards vesting in future periods. During 2010, we paid $26.2 million for the purchase of 2.8 million shares for awards vesting in the first quarter of 2011. We estimate that 3.8 million of the outstanding share unit awards at December 31, 2010 will vest at target levels in the first quarter of 2012. We excluded the estimated cash outlay in the above chart for these future purchases due to the difficulty of estimating future share prices and the number of awards that will ultimately vest, which is subject to change based on forfeitures and performance conditions.

        As at December 31, 2010, we have commitments that expire as follows (in millions):

	Total	2011	2012	2013	2014	2015	Thereafter
Foreign currency contracts(i)	$658.7	$655.2	$3.5	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds	49.5	49.5	—	—	—	—	—
Capital expenditures(ii)	17.8	17.8	—	—	—	—	—
Contingent consideration(iii)	9.4	—	4.7	4.7	—	—	—

(i)
Represents the aggregate notional amounts of the forward currency contracts.

(ii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2011 to be approximately 1.1% to 1.5% of revenue, and expect to fund this spending from cash on hand. As of December 31, 2010, we had committed $17.8 million in capital expenditures, principally for machinery, equipment and facilities to support new customer programs. In addition, based on the tax incentives that we have benefited from as of December 31, 2010, we are committed to spend a further $46.4 million in capital expenditures between 2011 and October 2014.

(iii)
In connection with the acquisition of Allied Panels, we are contingently obligated to pay up to 7.1 million Euros (approximately $9.4 million at current exchange rates) if specified pre-determined financial targets are achieved through fiscal year 2012. We have included, in the above chart, the maximum payout in each of the two years.

        Cash outlays for our contractual obligations and commitments identified above are expected to be funded by cash on hand. We also have outstanding purchase orders with certain suppliers for the purchase of inventory. These purchase orders are generally short-term. Orders for standard items can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. We cannot quantify with a reasonable degree of accuracy the amount of our liability from purchase obligations under these purchase orders.

        From time-to-time, we pay cash for the purchase of shares in the open market by a trustee to satisfy the delivery of shares to employees upon vesting of the awards under our long-term incentive plans. During 2010, we paid $26.2 million (2009 — $8.4 million; 2008 — $11.9 million), for the trustee to purchase shares in the open market. We expect to continue to make these payments for the purchase of shares in the open market to meet our on-going obligations to equity-settle awards as they vest in future periods.

        In July 2010, we received approval from the TSX to launch our NCIB. Under the NCIB, we may repurchase on the open market, at our discretion until the earlier of August 2, 2011 and the completion of purchases under the NCIB, up to 18.0 million shares, subject to the normal terms and limitations of such bids. Under the TSX rules, daily purchases will be limited to 175,908 shares, other than block purchase exceptions. The actual number and timing of any share purchases will be determined by management, subject to applicable law and the rules of the TSX. In accordance with the TSX rules, the maximum number of shares we may repurchase for cancellation under the NCIB is reduced by the number of shares purchased for employee equity-based incentive programs.

        We have and will continue to make purchases through the facilities of the New York Stock Exchange (NYSE) and the TSX, or such other permitted means (including through other published markets), at prevailing market prices or as otherwise permitted. The share repurchase program is being funded with existing cash resources and we will cancel any shares we repurchase under the NCIB. We paid $140.6 million, including transaction fees, to repurchase for cancellation a total of 16.1 million shares at a weighted average price of $8.75 per share under the NCIB since its commencement.

        Security holders may obtain a copy of our NCIB application to the TSX, without charge, by contacting Celestica Investor Relations at clsir@celestica.com.

        We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but are not

appealing the dismissal of its claims against one of our directors and Onex Corporation. The briefing process on the appeal has not yet commenced. A parallel class proceeding remains against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in the claim and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending both the Canadian claim and the appeal. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

        In December 2009, we received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. We recorded a recovery in the fourth quarter of 2009, net of estimated reserves, through other charges. Adjustments to our estimated reserves have also been recorded through other charges.

Capital Resources

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility and intraday bank overdraft facilities and share capital.

        At December 31, 2010, we had cash of $632.8 million, comprised of cash (approximately 38%) and cash equivalents (approximately 62%). Our current portfolio consists of certain money market funds that hold exclusively U.S. government securities, and certificates of deposits. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2010 a Standard and Poor's rating of A-1 or above.

        We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions. At December 31, 2010, we had access to a $200.0 million revolving credit facility (which was due to expire in April 2011), access to $65.0 million in intraday bank overdraft facilities and we could sell up to $250.0 million in A/R, on a committed basis, under an A/R sales program to provide short-term liquidity. At December 31, 2010, we sold $60.0 million of A/R under our A/R sales program (December 31, 2009 — no A/R sold) and we had no borrowings outstanding under our revolving credit or bank overdraft facilities.

        In January 2011, we renewed our revolving credit facility on generally similar terms and conditions (including covenants and security for the facility) and increased the size of the facility to $400.0 million, with a maturity of January 2015. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change in control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. We were in compliance with all covenants at December 31, 2010.

        In November 2010, we renewed an agreement to sell certain A/R to a third-party bank (which had at December 31, 2010 a Standard and Poor's rating of A-1) and other qualified purchasers. This program expires in November 2012.

        We redeemed all of our outstanding Notes prior to March 31, 2010. As noted above, we also commenced an NCIB for up to 9% of our outstanding subordinate voting shares in July 2010.

        Standard and Poor's provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor. As at February 22, 2011, our Standard and Poor's corporate credit rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

        Our strategy on capital risk management has not changed since 2009. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

Financial instruments:

        Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certain money market funds that hold exclusively U.S. government securities, and certificates of deposit.

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

        We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

        At December 31, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies (in millions):

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$296.6	$0.98	13	$5.4
Thai baht	81.9	0.03	12	2.3
Mexican peso	71.0	0.08	12	1.5
Malaysian ringgit	62.6	0.31	12	1.8
British pound sterling	56.9	1.58	4	1.4
Euro	39.2	1.34	4	—
Singapore dollar	23.4	0.74	12	1.0
Japanese yen	7.5	0.01	1	(0.2)
Swiss franc	7.2	1.04	4	(0.2)
Romanian lei	7.1	0.31	6	—
Brazilian real	3.7	0.59	3	—
Czech koruna	1.6	0.05	3	—

Total	$658.7			$13.0

        Our contracts generally extend for periods of up to 15 months and expire by the end of the first quarter of 2012.

        The fair value of these contracts at December 31, 2010 was a net unrealized gain of $13.0 million (December 31, 2009 — net unrealized gain of $8.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the forward contracts were entered into and the valuation date at period end.

Financial risks:

        We are exposed to a variety of financial risks associated with financial instruments.

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

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2010 a Standard and Poor's rating of A or above. The financial institution with which we have an A/R sales program had a Standard and Poor's rating of A-1 at December 31, 2010. At December 31, 2010, we sold $60.0 million of A/R under this program. We believe that the credit risk of counterparty non-performance is low.

        We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. At December 31, 2010, less than 1% of our gross A/R are over 90 days past due and our allowance for doubtful accounts balance was $5.1 million.

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our revolving credit facility and intraday bank overdraft facilities are sufficient to support our financial obligations.

Related Party Transactions

        We have entered into a manufacturing agreement with a company under the control of our controlling shareholder. During 2010, we recorded revenue of $43.3 million (2009 — $42.3 million) from this related party. At December 31, 2010, we had $4.9 million (December 31, 2009 — $3.9 million) due from this related party. All transactions with this related party were in the normal course of operations and were recorded at the exchange amount as agreed to by the parties based on arm's length terms.

Outstanding Share Data

        As of February 22, 2011, we had 197.1 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 9.9 million outstanding stock options, 4.8 million outstanding restricted share units and 8.0 million outstanding performance share units, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

        Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the U.S. Exchange Act.

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

Changes in internal controls over financial reporting:

        During 2010, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for the year ended December 31, 2010. This report appears on page F-2.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2009				2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,469.4	$1,402.2	$1,556.2	$1,664.4	$1,518.1	$1,585.4	$1,546.5	$1,876.1
Gross profit %	7.6%	7.3%	6.9%	6.6%	7.0%	6.8%	6.9%	6.5%
Net earnings (loss)	$19.2	$5.3	$(0.6)	$31.1	$25.9	$(6.1)	$35.4	$25.6
# of basic shares	229.4	229.4	229.5	229.7	229.9	230.3	229.6	221.4
# of diluted shares	229.4	230.2	229.5	232.0	232.8	230.3	231.5	223.5
Net earnings (loss):
per share — basic	$0.08	$0.02	$0.00	$0.14	$0.11	$(0.03)	$0.15	$0.12
per share — diluted	$0.08	$0.02	$0.00	$0.13	$0.11	$(0.03)	$0.15	$0.11

Comparability quarter-to-quarter:

        The quarterly data reflects the following: the fourth quarters of 2009 and 2010 include the results of our annual impairment testing of goodwill and long-lived assets; and all quarters of 2009 and 2010 were impacted by our restructuring plans. The amounts vary from quarter-to-quarter.

Fourth quarter 2010 compared to fourth quarter 2009:

        Revenue for the fourth quarter of 2010 increased 13% to $1.9 billion from $1.7 billion for the same period in 2009. Revenue increased in all end markets other than our consumer market which decreased primarily due to our disengagement of a program in the gaming console business, and our storage market which was relatively flat for the fourth quarter of 2010 compared to the same period in 2009. Gross margin decreased to 6.5% of revenue for the fourth quarter of 2010 from 6.6% for the same period in 2009, primarily due to changes in product mix. Gross margin and SG&A for the fourth quarters of 2009 and 2010 were also negatively impacted by mark-to-market adjustments on share unit awards that we elected to cash-settle.

Fourth quarter 2010 compared to third quarter 2010:

        Revenue for the fourth quarter of 2010 increased 21% from the third quarter of 2010. Revenue increased in all end markets. The largest contributor to the increase in revenue came from the server and consumer end markets, primarily due to new program wins. Gross margin decreased from 6.9% of revenue in the third quarter of 2010 to 6.5% of revenue in the fourth quarter of 2010, primarily due to changes in product mix and higher variable compensation costs due to a mark-to-market adjustment on share unit awards in the fourth quarter of 2010.

Fourth quarter 2010 actual compared to guidance:

        On October 28, 2010, we provided the following guidance for the fourth quarter of 2010:

	Q4 2010
	Guidance	Actual
Revenue (in billions)	$1.70 to $1.85	$1.88
Adjusted net earnings per share (diluted)	$0.20 to $0.26	$0.26

        For the fourth quarter of 2010, revenue and adjusted net earnings per share was at the high end of our published guidance.

        Our guidance includes a range for adjusted net earnings per share (which is a non-GAAP measure and is defined below). We believe adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with our competitors. A reconciliation of adjusted net earnings to Canadian GAAP net earnings is set forth below.

        GAAP net earnings per share for the fourth quarter of 2010 was $0.11 on a diluted basis. GAAP net earnings for the fourth quarter included a $0.16 per share (pre-tax) charge for the following items: quarterly stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This charge was higher than our quarterly pre-tax estimate of between $0.05 to $0.12 per share provided on October 28, 2010, primarily due to higher than expected restructuring charges and a mark-to-market adjustment for stock-based compensation costs. GAAP net earnings for the fourth quarter of 2010 also included a $0.03 per share (pre-tax) charge primarily for impairment of long-lived assets which we did not forecast.

Non-GAAP measures:

        Management uses adjusted net earnings and other non-GAAP measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business and (iv) set management incentive targets.

        We believe investors use both GAAP and non-GAAP measures to assess management's past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations.

        Our non-GAAP measures include gross profit, gross margin (gross profit as a percentage of revenue), SG&A, SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, ROIC, free cash flow, cash cycle days and inventory turns. In calculating these non-GAAP financial measures, management excludes the following items: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill and long-lived assets, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

        These non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP. The most significant limitation to management's use of non-GAAP financial measures is that the charges and expenses excluded from the non-GAAP measures are nonetheless charges that are recognized under GAAP and that have an economic impact on us. Management compensates for these limitations primarily by issuing GAAP results to show a complete picture of our performance, and reconciling non-GAAP results back to GAAP.

        The economic substance of these exclusions and management's rationale for excluding these from non-GAAP financial measures is provided below:

        Stock-based compensation, which represents the estimated fair value of stock options and restricted stock units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do.

        Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

        Restructuring and other charges, which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities and reductions in infrastructure, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

        Impairment charges, which consist of non-cash charges against goodwill and long-lived assets, result primarily when the carrying value of these assets exceeds their fair value. These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

        Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

        Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

        Our transition from Canadian GAAP to IFRS is not expected to significantly impact the calculation of these non-GAAP measures. For periods beginning in 2011, we will refer to our non-GAAP measures as non-IFRS measures.

        The following table sets forth, for the periods indicated, a reconciliation of GAAP to non-GAAP measures (in millions, except per share amounts):

	Three months ended December 31				Year ended December 31
	2009		2010		2009		2010
		% of revenue		% of revenue		% of revenue		% of revenue
Revenue	$1,664.4		$1,876.1		$6,092.2		$6,526.1
GAAP gross profit	$109.1	6.6%	$122.6	6.5%	$429.8	7.1%	$443.3	6.8%
Stock-based compensation	8.3		5.6		18.0		17.2

Non-GAAP gross profit	$117.4	7.1%	$128.2	6.8%	$447.8	7.4%	$460.5	7.1%

GAAP SG&A	$61.2	3.7%	$67.6	3.6%	$244.5	4.0%	$250.2	3.8%
Stock-based compensation	(9.2)		(9.0)		(20.9)		(25.1)

Non-GAAP SG&A	$52.0	3.1%	$58.6	3.1%	$223.6	3.7%	$225.1	3.4%

GAAP earnings before income taxes	$44.3	2.7%	$24.7	1.3%	$60.4	1.0%	$102.6	1.6%
Net interest expense	5.7		0.9		35.0		6.5
Stock-based compensation	17.5		14.6		38.9		42.3
Amortization of intangible assets (excluding computer software)	1.9		1.8		8.8		5.9
Restructuring and other charges	(10.6)		16.2		58.5		50.7
Impairment charges	12.3		8.9		12.3		8.9
Losses (gains) related to the repurchase of shares or debt	(10.4)		—		(2.8)		8.8

Non-GAAP operating earnings (EBIAT)(1)	$60.7	3.6%	$67.1	3.6%	$211.1	3.5%	$225.7	3.5%

GAAP net earnings	$31.1	1.9%	$25.6	1.4%	$55.0	0.9%	$80.8	1.2%
Stock-based compensation	17.5		14.6		38.9		42.3
Amortization of intangible assets (excluding computer software)	1.9		1.8		8.8		5.9
Restructuring and other charges	(10.6)		16.2		58.5		50.7
Impairment charges	12.3		8.9		12.3		8.9
Losses (gains) related to the repurchase of shares or debt	(10.4)		—		(2.8)		8.8
Adjustments for taxes(2)	7.7		(8.8)		(12.2)		(1.4)

Non-GAAP adjusted net earnings	$49.5	3.0%	$58.3	3.1%	$158.5	2.6%	$196.0	3.0%

Diluted EPS
W.A. # of shares (in millions) — GAAP	232.0		223.5		230.9		230.1
GAAP earnings per share	$0.13		$0.11		$0.24		$0.35
W.A. # of shares (in millions) — Non-GAAP	232.0		223.5		230.9		230.1
Non-GAAP adjusted net earnings per share	$0.21		$0.26		$0.69		$0.85
ROIC %(3)	27.5%		29.5%		22.0%		25.0%
GAAP cash provided by operations	$45.0		$54.0		$293.5		$150.9
Purchase of property, plant and equipment, net of sales proceeds	(17.5)		(23.4)		(69.8)		(44.9)

Non-GAAP free cash flow(4)	$27.5		$30.6		$223.7		$106.0

(1)
EBIAT is defined as earnings before interest, amortization and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt and impairment charges.

(2)
The adjustment to GAAP taxes is based on the estimated effective income tax rate expected to be applicable for the full fiscal period taking into account the tax effects on the non-GAAP adjustments.

(3)
Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. We use a five-point average to calculate average net invested capital for the year. There is no comparable measure under Canadian or U.S. GAAP.

(4)
Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated after the purchase of capital equipment and property (net of proceeds from sale of certain surplus equipment and property).

  First quarter 2011 guidance:

        For the first quarter of 2011, revenue is expected to be in the range of $1.725 billion to $1.875 billion.

        We expect adjusted net earnings per share for the first quarter of 2011 to range from $0.20 to $0.26 per share. We expect a negative $0.07 to $0.11 per share (pre-tax) impact on an IFRS basis for quarterly stock-based compensation and amortization of intangible assets (excluding computer software), and for restructuring charges we will record as a result of our conversion to IFRS.

        Our guidance for the first quarter of 2011 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume or mix of products; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers' products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our guidance for the first quarter of 2011 is given for the purpose of providing information about management's current expectations and plans relating to the first quarter of 2011. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

  International financial reporting standards:

        In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada effective January 1, 2011. Our consolidated financial statements for the three months ending March 31, 2011 will be our first financial statements prepared under IFRS. We will be applying accounting policies consistent with IFRS, as well as those for first-time adopters (IFRS 1). In accordance with IFRS 1, we will apply IFRS retroactively to our comparative data as of January 1, 2010, also known as the transition date.

        Our IFRS transition project included a detailed project plan, a dedicated project manager and a multi-functional project team consisting of management from finance, taxation, treasury, legal, human resources, IT and operations. We also engaged external IFRS consulting partners and established a formal governance structure that included a steering committee and an accounting technical review committee. We regularly reported our progress to senior executive management and to our Audit Committee. Our project was focused on the key areas impacted by this conversion, which included financial reporting, systems and processes, communications and training.

        We conducted a review of the potential IFRS impacts in phases. In phase 1, we worked with independent consultants to complete a diagnostic of the key financial, systems and businesses that would potentially be impacted by our transition to IFRS. In phase 2, we completed our detailed analysis of the potential accounting and reporting differences between Canadian GAAP and IFRS, and made preliminary accounting policy choices. We did not identify significant changes in our business activities as a result of the IFRS transition. In phase 3, we focused on global training and preparing our financial systems for IFRS, including capturing the 2010 comparative financial data under IFRS. This phase also outlined our plan for worldwide conversion on January 1, 2011.

  Accounting policies:

        The following are our significant IFRS policy decisions and significant accounting differences, based on our analysis of the current IFRS standards. The discussion below reflects our current assumptions, significant estimates and expectations. Due to changes in circumstances, such as economic conditions or changes to our business operations, or the release of new or revised IFRS standards, we may decide to adopt different policies as permitted under IFRS. The inherent uncertainty regarding the use of assumptions may also cause actual results to differ materially from the estimated impacts represented here.

        Our significant IFRS accounting policies will be included in our first quarter of 2011 consolidated financial statements. These financial statements will also contain reconciliations between IFRS and the amounts we have previously reported under Canadian GAAP as of January 1, 2010 and December 31, 2010. These reconciliations of our comparative data may require adjustments before comprising part of our first annual IFRS financial statements for the year ended December 31, 2011.

        First-time adoption of IFRS:

        Upon transition, a company is required to apply each IFRS on a retrospective basis. However, IFRS 1 has certain mandatory exceptions, as well as limited optional exemptions, in specific areas of certain standards that do not require retrospective application of IFRS. We expect to apply the following optional exemptions available under IFRS 1 that will be significant to us in preparing our first quarter of 2011 consolidated financial statements under IFRS:

        Business combinations — IFRS 1 allows us to apply IFRS 3 (revised), Business combinations, on a prospective or retrospective basis. We have elected to apply this standard on a prospective basis for all business combinations completed after January 1, 2010. In addition, IFRS requires that obligations for contingent consideration and contingencies be recorded at fair value at the acquisition date and that acquisition-related costs are expensed as incurred. Under Canadian GAAP, contingent consideration is only recorded when the amounts are reasonably estimatable and the outcome is certain, and acquisition-related costs are capitalized as part of the purchase equation. In August 2010, we completed the acquisition of Allied Panels. On January 1, 2011, we expect to increase goodwill and long-term liabilities by $4.6 million to reflect the fair value of contingent payments related to this acquisition. This adjustment impacts our balance sheet only. Under IFRS, our expenses in 2010 will increase by $1.0 million to expense acquisition-related costs, with a corresponding decrease to goodwill, for our Invec and Allied Panels acquisitions.

        Cumulative currency translation differences — IFRS 1 allows cumulative currency translation differences for foreign operations to be cleared through equity on transition. Gains or losses from the subsequent disposal of foreign operations would exclude translation differences arising prior to adopting IFRS. We expect to reset our cumulative translation differences to zero effective January 1, 2010. We have cumulative translation gains of $46.9 million at December 31, 2009. We expect to eliminate these gains from our cumulative translation account and reduce our deficit upon transition to IFRS. This will not impact total equity.

        Pension and other post-employment benefits — IFRS 1 provides the option to retrospectively apply the corridor method for the recognition of actuarial gains or losses, or to recognize all cumulative gains or losses deferred under Canadian GAAP through opening deficit at the transition date. We have elected to recognize all cumulative actuarial gains or losses that existed at January 1, 2010, through opening deficit. We have approximately $140 million of unrecognized actuarial losses arising from defined benefit and post-retirement benefit plans at December 31, 2009 under Canadian GAAP. We also have approximately $10 million of vested prior service credits at December 31, 2009 which we will recognize on transition. The recognition of these actuarial losses and vested prior service credits as of January 1, 2010 will reduce our pension assets by approximately $90 million, increase our pension liabilities by approximately $40 million and reduce equity by approximately $130 million. We expect pension expense to be lower under IFRS in 2010 and in the near term as pension expense will no longer include the amortization of net actuarial losses that existed on transition and future actuarial gains and losses will be recorded directly in equity. IFRS has additional standards with respect to the recovery of defined benefit assets and minimum funding requirements which could result in adjustments to the amounts recorded under Canadian GAAP. We are evaluating whether these additional standards will have an impact to our consolidated financial statements at January 1, 2010 or in the future.

        Hedge accounting — Hedge accounting is only applied prospectively from the transition date to transactions that satisfy the IFRS hedge accounting criteria on that date. We expect that our hedging relationships will continue to qualify under IFRS.

        IFRS to Canadian GAAP differences:

        In addition to the IFRS 1 exceptions and exemptions, the following are the differences between our Canadian GAAP accounting policies and those under IFRS that we believe are applicable and significant to Celestica based on our analysis to date:

        Restructuring costs — IFRS disallows transfer costs relating to ongoing activities to be classified as restructuring charges. As a result, our cost of sales and SG&A for 2010 will increase under IFRS, with an offsetting decrease to restructuring charges. This is a reclassification within the income statement and will not impact overall net earnings. IFRS also defers the recognition of restructuring charges until the plans are implemented or announced to employees. Under Canadian GAAP, we record restructuring charges in the period that we finalize the detail plans and can reasonably estimate the amount and timing of the actions. Our restructuring charges for 2010 included amounts for actions not yet announced as of December 31, 2010. Although we have recorded all of the restructuring charges under Canadian GAAP as of December 31, 2010, we expect to reverse approximately $11 million of these charges for IFRS at December 31, 2010. We expect to recognize these charges for IFRS during the first half of 2011 when the actions are announced.

        Impairment of long-lived assets — Reversal of asset impairment losses is not permitted under Canadian GAAP. IFRS requires the reversal of impairment losses for assets other than goodwill if certain criteria are met. Although we have recorded impairment losses against property, plant and equipment and intangible assets under Canadian GAAP, we do not expect significant reversals upon transition to IFRS. Under IFRS, impairment testing is a one-step process; an impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. Under Canadian GAAP, impairment is tested using a two-step process. We may recognize higher impairment losses under IFRS.

        Share-based payments — Under Canadian GAAP, each grant is treated as a single arrangement and compensation expense is determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis. IFRS requires a separate calculation of compensation expense for awards that vest in installments. Under IFRS, compensation expense will differ from Canadian GAAP based on the changing fair values used for each installment and the timing of recognizing compensation expense, which will be accelerated under IFRS. At December 31, 2009, the accelerated share-based compensation costs are expected to increase our deficit by approximately $12 million with a corresponding adjustment to contributed surplus. This will not impact total equity. We do not expect significant adjustments to our compensation expense under IFRS for 2010.

        Income taxes — The recognition of deferred income taxes for temporary differences arising from inter-company transfers of property and from foreign exchange fluctuations on non-monetary items are prohibited under Canadian GAAP. There are no similar exceptions under IFRS. Our net deferred income tax assets are expected to increase by approximately $2 million at January 1, 2010. In addition, other significant differences may include accounting for uncertain tax positions, backwards tracing and differences relating to presentation and disclosure. We will also be impacted by the potential income tax effect of the other IFRS changes noted above.

        At this time, we do not believe that the conversion to IFRS will have a significant impact on the financial covenants in our credit facilities.

        Our primary North American competitors are not required to convert to IFRS and, as a result, some of our financial results may be reported differently than this peer group.

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

  Financial reporting expertise:

        We identified key financial reporting experts at various levels of our business, and these individuals received advanced IFRS training from our consulting partners. We have prepared training materials covering the transition plan and applicable accounting standards. We will continue to provide training to our global finance and business organizations including senior management and members of our Audit Committee.

  Information systems:

        We assessed the impact of IFRS on our financial systems and designed solutions to ensure enterprise-wide IFRS compliance in IT systems, including preparing our ERPs and our consolidations system to receive, consolidate, and report the financial data required for IFRS, including capturing the 2010 comparative period information.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The following table sets forth certain information regarding the current directors and executive officers of Celestica, as of February 24, 2011.

Name	Age	Position with Celestica	Residence
Robert L. Crandall	75	Chairman of the Board and Director	Florida, U.S.
Dan DiMaggio	60	Director	Georgia, U.S.
William A. Etherington	69	Director	Ontario, Canada
Laurette Koellner	56	Director	Florida, U.S.
Eamon J. Ryan	65	Director	Ontario, Canada
Gerald W. Schwartz	69	Director	Ontario, Canada
Craig H. Muhlhauser	62	Director, President and Chief Executive Officer	New Jersey, U.S.
Paul Nicoletti	43	Executive Vice President and Chief Financial Officer	Ontario, Canada
Elizabeth L. DelBianco	51	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
John Peri	49	Chief Operating Officer	Ontario, Canada
Peter A. Lindgren	48	Executive Vice President, Global Operations	Colorado, U.S.
Mary Gendron	45	Senior Vice President and Chief Information Officer	Illinois, U.S.
Michael McCaughey	49	Senior Vice President and General Manager, Global Customer Business Units	Quebec, Canada
Glen McIntosh	49	Senior Vice President, Global Customer Business Unit	Ontario, Canada
Robert J. Sellers	44	Senior Vice President, Global Customer Business Unit and Asia Customer Development	Hong Kong, China
Scott Smith	52	Senior Vice President, Global Sales, Solutions and Marketing	Zurich, Switzerland

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

        Dan DiMaggio has been a director of Celestica since July 2010. Prior to joining Celestica's Board of Directors, Mr. DiMaggio spent 35 years with United Parcel Services (UPS), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including the leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio spent time on the Board of Directors of Greatwide Logistics Services, Inc. and CEVA Logistics. Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008. He holds a Bachelor of Science degree from the University of Massachusetts.

        William A. Etherington has been a director of Celestica since 2001. He is also a director of Onex Corporation, Nordion Inc. and SS&C Technologies Inc., each of which is a public corporation. He is a former director and Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce. He retired in 2001 as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. Mr. Etherington is a member of the President's Council, The University of Western Ontario and the St. Michael's Hospital Board of Directors. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

        Laurette Koellner has been a director of Celestica since 2009. She is the retired President of Boeing International, a division of The Boeing Company. Previously, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. Ms. Koellner currently serves on the Board and as Chair of the Regulatory Compliance Committee of AIG Corporation and on the Board and as Chair of the Audit Committee of Sara Lee Corporation, both of which are public corporations, is a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University in Deland, Florida. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.

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

        Paul Nicoletti is Executive Vice President and Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions and he leads Celestica's corporate development organization which focuses on creating value through acquisitions and partnerships. Recently, Mr. Nicoletti's responsibilities were expanded to include Celestica's diversified markets, which includes healthcare, industrial and green technology, and Celestica's after-market services business. Previously, he was Senior Vice President, Finance and held the role of Corporate Treasurer, with responsibility for Celestica's global financial operations, segment financial reporting, strategic pricing, corporate tax and all corporate finance and treasury-related matters. Prior to that, Mr. Nicoletti was Vice President, Global Financial Operations, responsible for all financial aspects of Celestica's Canadian and Latin American operations. He was also previously the Controller of Celestica's Canadian EMS operations. Mr. Nicoletti joined IBM in 1989 and was part of the founding management team of Celestica. Throughout his career, he has held a number of senior financial roles in mergers and acquisitions, planning, accounting, pricing and financial strategies. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        Elizabeth L. DelBianco is Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary. In this role she oversees human resources, global branding, legal, contracts and communications. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. In March 2007, Ms. DelBianco assumed the leadership of the global human resources function. In this role, she oversees all human resources policies and practices and leads Celestica's efforts to attract, develop and retain key talent. In 2008, her role expanded to include responsibility for overseeing the global branding organization. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        John Peri is Chief Operating Officer responsible for Celestica's global operations, as well as Celestica's core customers. Prior to that, Mr. Peri was Executive Vice President, Electronics, Engineering and Supply Chain Management in which role he was responsible for the strategy and execution of Celestica's design, manufacturing and supply chain network across Asia, Europe and the Americas. He also oversaw the ongoing deployment of Lean and Six Sigma initiatives. Previously, he held the position of Executive Vice President, Global Operations, in which he was responsible for overseeing Celestica's manufacturing and supply chain operations in Asia, Europe and the Americas. Prior to that, Mr. Peri held the role of President, Asia Operations, with responsibility for Celestica's manufacturing footprint in China, Hong Kong, India, Japan, Malaysia, Philippines, Singapore and Thailand. Prior to that, he held senior level positions in the areas of quality, manufacturing excellence, services and regional leadership. Mr. Peri joined IBM in 1984 and was part of the founding management team of Celestica. Over the course of his career, he has held a number of leadership positions in operations, engineering and account management. He holds a Bachelor of Applied Science degree in Industrial Engineering from the University of Toronto.

        Peter A. Lindgren is Executive Vice President, Global Operations. In this role, he is responsible for overseeing Celestica's operations in Asia, Europe and the Americas. He is also responsible for Celestica's aerospace and defense market. Prior to that he was Senior Vice President and General Manager, Growth and Emerging Markets Segment. Previously, Mr. Lindgren held the role of Senior Vice President, Industry Market Segment and prior to that, was Senior Vice President, Business Development, overseeing Celestica's regional marketing and business development teams on a global basis. Prior to that, Mr. Lindgren was Vice President and General Manager, Cisco Global Customer Business Unit. He joined Celestica in February 1998 as Director of Operations in Corporate Development. Mr. Lindgren has worked in the electronics manufacturing services industry since 1985, and held a number of management positions in international operations, sales and marketing, program management and materials with SCI Systems and MTI International. He holds a Bachelor of Arts degree in Business Economics from Colorado College.

        Mary Gendron is Senior Vice President and Chief Information Officer. She is responsible for aligning Celestica's information technology strategy and its investments in IT tools and processes with Celestica's business goals. Ms. Gendron joined Celestica in October 2008, following a five-year career at The Nielsen Company, one of the largest global information measurement and media companies, where she was the Senior Vice President, IT Infrastructure Shared Services. Prior to that, she was the Chief Information Officer at ACNielsen U.S. Over the course of her career, Ms. Gendron has held management positions of increasing seniority in information technology and supply chain management at Motorola and Bell Canada. Ms. Gendron holds a Bachelor of Engineering degree from McGill University in Montreal, Quebec.

        Michael McCaughey is Senior Vice President and General Manager, Global Customer Business Units. He is responsible for the strategic direction of Celestica's enterprise and communications business, and all the key activities associated with customers in these markets. Previously, Mr. McCaughey held the role of Senior Vice President and General Manager, Communications Market Segment, where he was responsible for the strategic direction of Celestica's communications business and all key activities associated with Celestica's customer accounts in this sector. Prior to joining Celestica in June 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Vanier College, Quebec and studied Electrical Engineering at McGill University in Montreal, Quebec.

        Glen McIntosh is Senior Vice President, Global Customer Business Unit. In this role, he is responsible for the strategy and execution for one of Celestica's largest customer business units. Prior to his current position, Mr. McIntosh held similar roles with other Celestica business units which supported customers in the enterprise and communications markets. Mr. McIntosh joined Celestica in 1997 in the area of business development, as part of the team who drove the company's initial growth. Prior to joining Celestica, he held progressively senior engineering and sales roles with other companies in the technology industry. He holds a Bachelor of Applied Science degree in Mechanical Engineering from the University of Waterloo.

        Robert J. Sellers is Senior Vice President, Global Customer Business Unit and Asia Customer Development. In this role, he is responsible for the strategy and execution for one of Celestica's largest customer business units, as well as developing and strengthening relationships with Celestica's Asia-based customers. Previously, Mr. Sellers was Senior Vice President and General Manager, Enterprise and Consumer Market Segments, and prior to that, Senior Vice President, Global Sales, and prior to that, led the sales organization for Celestica's Americas and Asia regions. He joined Celestica in 2003 in the role of Vice President, Market Development in the area of consumer electronics. Mr. Sellers has had a 14-year career in the EMS industry with various leadership positions at Sanmina-SCI, SCI, Solectron and Avex. Prior to entering the EMS industry, Mr. Sellers was a highly decorated United States Army officer. He holds a Bachelor of Science degree in Industrial and Operations Engineering from the University of Michigan.

        Scott Smith is Senior Vice President, Global Sales, Solutions and Marketing, and responsible for managing all aspects of sales and marketing on a global basis. Mr. Smith joined Celestica in 2009 from Moduslink, a global provider of outsourced distribution and fulfillment services to customers in the consumer, computing, storage and software segments, where he held the role of President, Global Sales and Marketing. Prior to that, he spent three years with Lenovo Corporation as President of the Americas. Before joining Lenovo, he spent 22 years at IBM in a series of global sales and operations roles with increasing responsibility in the Americas and Asia Pacific regions. He holds a Bachelor of Science degree from Clarkson University in New York.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

B.    Compensation

Compensation of Directors

        Director compensation is set by the Board of Directors on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (the Governance Committee). Under these guidelines, the Board of Directors seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Watson Inc. (Towers Watson) to provide benchmarking information in this regard in 2009 and intends to do so again in 2011. See "— Compensation Process" and "— Comparator Companies" for a discussion regarding the role of Towers Watson. The guidelines also contemplate that at least half of each director's annual retainer and meeting fees be paid in deferred share units (DSUs). Each DSU represents the right to receive one subordinate voting share of the Company or an equivalent value in cash when the director ceases to be a director.

2010 Fees

        The following table sets out the annual retainers and meeting fees payable in 2010 to the Company's directors.

Table 1: Retainers and Meeting Fees for 2010

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

(1)
The non-executive Chairman of the Board of Directors also serves as the Chair of the Governance Committee, for which no additional fee is paid.

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

DSUs

        Directors receive half of their annual retainer and meeting fees (or all of such retainer and fees, if they so elect) in DSUs. The number of DSUs granted in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Directors also receive annual grants of DSUs. In 2010, each director received an annual grant of $120,000 worth of DSUs, except for the Chairman, who received an annual grant of $180,000, and Mr. DiMaggio, who joined the Board of Directors on July 21, 2010 and received an annual grant of $60,000. The number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Eligible directors also receive an initial grant of DSUs when they are appointed to the Board of Directors. For individuals who become eligible directors after December 31, 2008, the initial grant is equal to the value of the annual DSU grant multiplied by 150% and divided by the closing price of subordinate voting shares on the NYSE on the last business day of the fiscal quarter immediately preceding the date when the individual becomes an eligible director. The DSUs comprising the initial grant vest upon the retirement of the eligible director. However, if an eligible director retires within a year of becoming an eligible director, all of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director retires less than two years but more than one year after becoming an eligible director, then two-thirds of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director retires within three years but more than two years after becoming an eligible director, then one-third of the DSUs comprising the initial grant are forfeited and cancelled. Forfeiture does not apply if a director ceases to be a director due to a change of control of the Company.

        The compensation paid in 2010 by the Company to its directors is set out in Table 2. None of the directors received any fee or payment from the Company except as set out below. Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Company in 2010; however, Onex did receive compensation for providing the services of Mr. Schwartz as a director, see Item 7(B), "Related Party Transactions." Mr. Muhlhauser, as President and Chief Executive Officer of the Company, also did not receive any director fees from the Company in 2010.

Table 2: Director Fees Earned in 2010

Name	Board Annual Retainer (a)	Chairman Annual Retainer (b)	Committee Chair Annual Retainer (c)	Total Meeting Attendance Fees (d)(4)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(1) (f)	Annual DSU Grant (#) and Value of DSUs(1) (g)	Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))
Robert L. Crandall	—	$130,000	$30,000	$55,000	$215,000	100%/$215,000	19,677/$180,000	—	$395,000
Dan DiMaggio(2)	$32,500	—	—	$17,500	$50,000	100%/$50,000	6,651/$60,000	$22,333/ 180,000	$290,000
William A. Etherington	$65,000	—	$10,000	$40,000	$115,000	100%/$115,000	13,118/$120,000	—	$235,000
Laurette Koellner	$65,000	—	—	$37,500	$102,500	50%/$51,250	13,118/$120,000	—	$222,500
Richard S. Love(3)	$20,000	—	—	$17,500	$37,500	50%/$18,750	3,378/$36,923	—	$74,423
Eamon J. Ryan	$65,000	—	—	$27,500	$92,500	100%/$92,500	13,118/$120,000	—	$212,500
Don Tapscott(3)	$57,228	—	—	$17,500	$74,728	50%/$37,364	11,639/$105,652	—	$180,380

(1)
The annual retainer, meeting fees and annual grant for 2010 were paid quarterly and the number of DSUs granted in respect of the amounts paid quarterly for each such item was determined using the closing prices of subordinate voting shares on the NYSE on the last business day of each quarter, which were $10.93 on March 31, 2010, $8.06 on June 30, 2010, $8.43 on September 30, 2010 and $9.70 on December 31, 2010.

(2)
Mr. DiMaggio was appointed to the Board and the Audit, Compensation and Governance Committees on July 21, 2010.

(3)
Mr. Love retired from the Board on April 21, 2010 and Mr. Tapscott retired from the Board on November 17, 2010.

(4)
Includes travel fees payable to directors.

        The total annual retainer and meeting fees earned by the Board of Directors in 2010 was $687,228. In addition, total annual grants of DSUs worth $742,575 and an initial grant of DSUs worth $180,000 were issued.

Outstanding Option-Based and Share-Based Awards

        In 2005, the Company amended its Long-Term Incentive Plan (LTIP) to prohibit the granting of options to acquire subordinate voting shares to directors. Table 3 sets out information relating to option grants to directors that were made between 1998 and 2004 and which remain outstanding. All option grants were made with exercise prices set at the closing market price on the business day prior to the date of grant. Exercise prices range from $10.62 to $44.23. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Mr. Schwartz, as an employee of Onex during that period, was not granted options. Messrs. DiMaggio and Ryan and Ms. Koellner, all of whom became directors after May 2004, have not been granted any options under the LTIP.

        DSUs that were granted prior to January 1, 2007 may be paid out in the form of subordinate voting shares issued from treasury or an equivalent value in cash. DSUs granted after January 1, 2007 can only be paid out in the form of subordinate voting shares purchased in the open market or an equivalent value in cash. The date used in valuing the DSUs shall be a date within 90 days of the date on which the individual in question ceases to be a director. The DSUs shall be redeemed and payable on or prior to the 90th day following the date on which the individual ceases to be a director. The total number of DSUs outstanding for each director is included in Table 3 under the column "Share-Based Awards."

        The following table sets out, for each director, information concerning all option-based and share-based awards outstanding as of December 31, 2010 (this includes awards granted before the most recently completed financial year).

Table 3: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding Units (#)	Market Payout Value of Outstanding Units ($)
Robert L. Crandall
Jul. 7, 2001	20,000	$44.23	Jul. 7, 2011	—	—	—
Apr. 18, 2003	10,000	$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	10,000	$18.25	May 10, 2014	—	—	—
—	—	—	—	—	355,981	$3,453,016
Dan DiMaggio
—	—	—	—	—	34,508	$334,728
William A. Etherington
Oct. 22, 2001	20,000	$35.95	Oct. 22, 2011	—	—	—
Apr. 21, 2002	5,000	$32.40	Apr. 21, 2012	—	—	—
Apr. 18, 2003	5,000	$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	5,000	$18.25	May 10, 2014	—	—	—
—	—	—	—	—	160,930	$1,561,021
Laurette Koellner
—	—	—	—	—	64,876	$629,297
Eamon J. Ryan
—	—	—	—	—	93,547	$907,406

(1)
All options granted under the option-based awards have vested.

(2)
Represents all outstanding share units. The market payout value was determined using a share price of $9.70, which was the closing price of subordinate voting shares on the NYSE on December 31, 2010.

Directors' Equity Interest

        The following table sets out each director's direct or indirect beneficial ownership of, or control or direction over, equity in the Company, and any changes therein since February 22, 2010.

Table 4: Equity Interest Other than Options and
Outstanding Share-Based Awards(1)

Name	Date	Subordinate Voting Shares(2) #	Market Value*
Robert L. Crandall	Feb. 22, 2010	70,000	$790,300
	Feb. 22, 2011	70,000
	Change	—
Dan DiMaggio	Feb. 22, 2010	—	—
	Feb. 22, 2011	—
	Change	—
William A. Etherington	Feb. 22, 2010	10,000	$112,900
	Feb. 22, 2011	10,000
	Change	—
Laurette Koellner	Feb. 22, 2010	—	—
	Feb. 22, 2011	—
	Change	—
Eamon J. Ryan	Feb. 22, 2010	—	—
	Feb. 22, 2011	—
	Change	—
Gerald W. Schwartz(3)	Feb. 22, 2010	1,571,977	$15,124,705
	Feb. 22, 2011	1,339,655
	Change	-232,322

*
Based on the NYSE closing share price of $11.29 on February 22, 2011.

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

(3)
Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 multiple voting shares owned by Onex, which have a market value of $213,904,495 as of February 22, 2011.

Shareholding Requirements

        The Company has minimum shareholding requirements for independent directors (the Guideline). The Guideline provides that an independent director who has been on the Board of Directors:

  •
  for five years or more must hold securities of the Company having a market value of at least five times that director's then applicable annual retainer and, after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Company;

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

        Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Company's securities, the directors may be required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all subordinate voting shares, DSUs and RSUs, are reviewed annually each year on December 31. The following table sets out whether the directors of the Company were in compliance with the Guideline as of December 31, 2010.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Current Target Value	Value as of December 31, 2010(1)	Met Target as of December 31, 2010
Robert L. Crandall	$800,000	$4,132,016	Yes
Dan DiMaggio(2)	N/A	N/A	N/A
William A. Etherington	$375,000	$1,658,021	Yes
Laurette Koellner	$65,000	$629,297	Yes
Craig H. Muhlhauser(3)	N/A	N/A	N/A
Eamon J. Ryan	$195,000	$907,406	Yes
Gerald W. Schwartz(3)	N/A	N/A	N/A

(1)
The value of the aggregate number of subordinate voting shares, DSUs and RSUs held by each director is determined using a share price of $9.70, which was the closing price of subordinate voting shares on the NYSE on December 31, 2010.

(2)
In accordance with the Guideline, Mr. DiMaggio is encouraged, but not required, to hold securities of the Company since he has been a director for less than one year.

(3)
As Messrs. Muhlhauser and Schwartz are not independent directors, neither of them receives a retainer or other fee for their services as a director (however, Onex did receive compensation for providing the services of Mr. Schwartz as a director, see Item 7(B) "Related Party Transactions") and neither is subject to the minimum shareholding requirements of the Guideline.

Attendance of Directors at Board of Directors and Committee Meetings

        The following table sets forth the attendance of directors at Board of Directors and Committee meetings from the beginning of 2010 to February 22, 2011.

Table 6: Directors' Attendance at Board of Directors and Committee Meetings

						Meetings Attended %
Director	Board	Audit	Compensation	Governance	Executive	Board	Committee
Robert L. Crandall(1)	8 of 8	5 of 5	5 of 5	4 of 4	4 of 4	100%	100%
Dan DiMaggio(2)	3 of 3	3 of 3	3 of 3	2 of 2	—	100%	100%
William A. Etherington(3)	8 of 8	5 of 5	5 of 5	4 of 4	4 of 4	100%	100%
Laurette Koellner(4)	8 of 8	4 of 4	4 of 4	2 of 3	—	100%	91%
Richard S. Love(5)	4 of 4	—	—	2 of 2	—	100%	100%
Craig H. Muhlhauser	8 of 8	—	—	—	—	100%	—
Eamon J. Ryan(4)	8 of 8	4 of 4	4 of 4	3 of 3	—	100%	100%
Gerald W. Schwartz	7 of 8	—	—	—	—	88%	—
Don Tapscott(5)	5 of 7	2 of 4	2 of 4	2 of 4	—	71%	50%

(1)
Mr. Crandall is the Chair of each of the Audit, Governance and Executive Committees.

(2)
Mr. DiMaggio was appointed to the Board and the Audit, Compensation and Governance Committees on July 21, 2010.

(3)
Mr. Etherington is the Chair of the Compensation Committee.

(4)
Ms. Koellner and Mr. Ryan were appointed to the Audit, Compensation and Governance Committees as of March 9, 2010.

(5)
Mr. Love retired from the Board on April 21, 2010 and Mr. Tapscott retired from the Board on November 17, 2010.

        As of December 31, 2010, no amounts have been set aside or accrued by the Company, except as described herein, to provide pension, retirement and similar benefits to the directors.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Company for determining compensation paid to the Company's CEO, its Chief Financial Officer (CFO) and the three other most highly compensated executive officers (collectively, the Named Executive Officers or NEOs). A description and explanation of the significant elements of compensation awarded to the NEOs during 2010 is set out in the section entitled, "— 2010 Compensation Decisions."

Compensation Objectives

        The Company's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Company. The Company benchmarks itself against a comparator group of similarly sized technology companies as set out in Table 7 (the Comparator Group).

        Compensation for executives is linked to the Company's performance. The Company benchmarks target compensation with reference to the median of the Comparator Group, with the opportunity for higher compensation for performance that exceeds the benchmark and lower compensation for performance that is below the benchmark.

        The compensation package is designed to:

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives for achieving operational and financial results that meet or exceed the Company's business plan and that are superior to those of direct competitors in the electronics manufacturing services (EMS) industry through both annual incentives and equity-based incentives;

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

        Management works with Towers Watson to review and, where appropriate, develop and recommend compensation programs that will ensure the Company's practices are competitive with market practices. Towers Watson also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. Towers Watson attended portions of all Compensation Committee meetings held in 2010, in person or by telephone, as requested by the Chairman of the Compensation Committee. The Compensation Committee has the opportunity to hold in camera sessions with Towers Watson at each of its meetings.

        Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

        Each year, the Compensation Committee reviews the scope of activities of Towers Watson and, if it deems appropriate, approves the corresponding budget. Any services and fees not related to executive compensation must be pre-approved by the Chairman of the Compensation Committee. In 2010, the executive compensation advisor retainer fees paid to Towers Watson totaled C$185,000. Additional consulting service fees paid to Towers Watson regarding the review of long-term incentive policies for non-executives, total shareholder return (TSR), and incentive plan analysis totaled C$73,828 for 2010 and fees paid for data services (both executive and non-executive) totaled C$14,487.

Compensation Process

        The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Committee evaluates the performance of the CEO relative to established objectives. The Committee reviews competitive data for the Comparator Group and consults with Towers Watson before exercising its independent judgment to determine appropriate compensation levels. The Committee approves the compensation awards and forwards it to the Board of Directors for review. The CEO reviews the performance evaluations of the other NEOs with the Committee and provides compensation recommendations. The Committee considers these recommendations, reviews market compensation information, consults with Towers Watson and exercises its independent judgment to determine if any adjustments are required prior to approval.

        The Compensation Committee generally meets five times a year. At the July meeting, the Compensation Committee, based on recommendations from Towers Watson, selects the comparator group that will be used for the compensation review. At the October meeting, Towers Watson presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (CLO) who has responsibility for Human Resources and the CEO, together with Towers Watson, develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLO do not participate in the preparation of their own compensation recommendations. At the December meeting, base salary recommendations for the NEOs for the following year and the value and mix of their equity-based incentives are approved. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making this decision. The CLO is not present at the Compensation Committee meetings when her compensation is discussed.

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

        In terms of the Company's annual incentive plan, targets based on a management plan approved by the Board of Directors are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Company's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Company's year-end results as approved by the Audit Committee. These amounts are then paid in February.

Comparator Companies

        The Compensation Committee benchmarks salary, annual incentive and equity-based incentive awards to the Comparator Group. The revenues of the Comparator Group companies are generally in the range of half to twice the Company's revenues. In addition, for 2010 the Committee included in the Comparator Group five companies whose revenues were outside this range: three EMS companies, Benchmark Electronics, Inc., Plexus

Corp. and Flextronics International Ltd., for direct industry comparison, and two other companies that are not in the EMS industry, EMC Corporation and Xerox Corp., for consistency with 2009.

        The following table sets out the Company's 2010 Comparator Group companies.

Table 7: Comparator Group

Company Name	2009 Annual Revenue (millions)	Company Name	2009 Annual Revenue (millions)
Advanced Micro Devices	$5,403	Sanmina-SCI Corporation	$ 5,178
Agilent Technologies Inc.	$4,481	Seagate Technology	$ 9,805
Applied Materials Inc.	$5,014	Texas Instruments Inc.	$10,427
Benchmark Electronics, Inc.	$2,089	Tyco Electronics Ltd.	$10,256
Corning Inc.	$5,395	Western Digital Corp.	$ 7,453
EMC Corporation	$14,026	Xerox Corp.	$15,179
Flextronics International Ltd.	$30,949
Harris Corp.	$5,005
Jabil Circuit, Inc.	$11,685	25th Percentile	$ 4,579
Lexmark International Inc.	$3,880	50th Percentile	$ 5,287
Micron Technology Inc.	$4,803	75th Percentile	$10,299
NCR Corp.	$4,612
NVIDIA Corp.	$3,425	Celestica Inc.	$ 6,092
Plexus Corp.	$1,617	Percentile Rank	59th percentile

Financial data as of May 31, 2010. Source: Standard & Poor's Capital IQ

        Additionally, broader market compensation data for other similarly-sized organizations provided by Towers Watson is referenced in accordance with a process approved by the Compensation Committee.

Compensation Elements for the Named Executive Officers

        The compensation of the NEOs is comprised of the following elements:

  •
  base salary;

  •
  annual incentives (annual variable cash payments);

  •
  equity-based incentives (restricted and performance share units and stock options);

  •
  benefits; and

  •
  perquisites.

Weighting of Compensation Elements

        The variable portion of total compensation has the highest weighting at the most senior levels. Annual and equity-based incentive plan rewards are contingent upon organizational performance and ensure a strong alignment with shareholder interests. The target weighting of compensation elements for 2010 is set out in the following table.

Table 8: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives
CEO	13.8%	17.2%	69.0%
Executive Vice Presidents (EVPs)	19.7%	15.7%	64.6%
Senior Vice Presidents (SVPs)	27.6%	16.6%	55.8%

Base Salary

        The objective of base salary is to attract, reward and retain top talent. Executive positions are benchmarked against the Comparator Group, with base pay determined with reference to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and the executive's level of responsibility within the organization.

Celestica Team Incentive Plan

        The objective of the Celestica Team Incentive Plan (CTI), is to reward all eligible employees, including the NEOs, for the achievement of annual corporate and individual goals and objectives. Target awards for each of the NEOs are expressed as a percentage of salary and established with reference to the median of the Comparator Group. Actual awards for the NEOs are based on (i) the achievement of pre-determined corporate and individual goals and (ii) corporate performance relative to that of four direct competitors in the EMS industry: Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc. and Sanmina-SCI Corporation (collectively, the 2010 EMS Competitors). Actual payouts can vary from 0% for performance below a threshold up to a maximum of 200% of the target award. Awards are derived according to the following formula:

        For 2010, the business performance goals were comprised of the following elements:

  •
  corporate EBIAT (50%);

  •
  corporate revenue (25%); and

  •
  corporate return on invested capital (ROIC) (25%).

        Individual contribution is recognized through the individual component and individual performance factor (IPF). The IPF is based on a review of each NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. This factor can adjust the executive's actual award by a factor of between 0.0x and 1.5x.

        The Compensation Committee also applies a relative performance factor (RPF), based on an evaluation of the Company's performance for the year relative to that of the 2010 EMS Competitors. This evaluation is based on an ROIC-based performance metric but is ultimately within the Compensation Committee's discretion. This factor can adjust the executive's actual award by a factor of between 0.5x and 1.5x.

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved to pay the business performance component and (ii) the maximum award is two times the target.

        For 2011, the CTI formula for NEOs will be revised by removing the individual component and the RPF and increasing the top end of the IPF range from 1.5x to 2.0x.

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

        At the December meeting, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs based on the comparator data analysis and the actual equity mix awarded. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the subordinate voting shares on the day prior to the grant. The annual grants are made following the blackout period that ends 48 hours after the Company's year-end results have been released.

        Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The equity mix varies by employee level and targets a higher percentage of performance elements at the NEO level where there is a stronger influence on results. The mix of equity-based incentives is reviewed by the Compensation Committee each year and for 2010 the mix for the NEOs was as follows:

  •
  40% RSUs;

  •
  35% PSUs; and

  •
  25% stock options.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Company's blackout periods, these grants typically take place at the beginning of each month. All grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chairman of the Compensation Committee.

  RSUs

        NEOs are granted RSUs under either the LTIP or the Celestica Share Unit Plan (CSUP), as part of the Company's annual grant. RSUs are released in one-third installments, as follows:

Table 9: RSU Release Dates

Release Dates
Grant Dates
	First	Second	Third
March 1, 2008 – October 31, 2008	First anniversary	Second anniversary	Third anniversary
November 1, 2008 – July 31, 2009	February 5, 2010	February 11, 2011	December 1, 2011
August 1, 2009 – February 1, 2010	February 11, 2011	February 6, 2012	December 1, 2012
February 2, 2010	February 5, 2011	February 5, 2012	December 1, 2012
February 3, 2010 – July 31, 2010	February 11, 2011	February 6, 2012	December 1, 2012
August 1, 2010 – January 31, 2011	February 5, 2012	February 5, 2013	December 1, 2013
February 1, 2011	February 1, 2012	February 1, 2013	December 1, 2013
February 2, 2011 – February 22, 2011	February 5, 2012	February 5, 2013	December 1, 2013

        Each RSU entitles the holder to one subordinate voting share on the release date. The payout value of the award is based on the number of RSUs being released and the share price at the time of release. The Company has the right to settle proceeds of release in either cash or shares.

  PSUs

        NEOs are granted PSUs under the CSUP. PSUs vest at the end of a three-year performance period subject to pre-determined performance criteria.

        For PSUs granted on or before January 31, 2011, the number of PSUs that actually vest will range from 0% to 200% of target depending on the Company's ranking in the third year of the performance period relative to that of the 2010 EMS Competitors based on an ROIC metric approved by the Compensation Committee. The vesting schedule for PSUs granted on or before January 31, 2011 is outlined in the following table.

Table 10: Vesting Schedule for PSUs Granted on or Before January 31, 2011

Celestica's ROIC Metric	Performance Multiplier
Equal to/greater than highest performance of the 2010 EMS Competitors	200% of target
Between the median and highest performance	Prorated between 100%-200%
Equal to median performance of the 2010 EMS Competitors	100% of target
Between the median and lowest performance	Prorated between 0%-100%
Equal to/lower than lowest performance of the 2010 EMS Competitors	0% of target

        For awards granted on or after February 1, 2011, the number of PSUs that will actually vest will range from 0% to 200% of target, depending on the Company's ranking over the three year period relative to that of the 2010 EMS Competitors plus Plexus Corp. (the 2011 EMS Competitors), based on a TSR metric approved by the Compensation Committee. The actual number of units that will vest will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the other 2011 EMS Competitors;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR ranking as set out in Table 11;

  •
  if, however, any of the 2011 EMS Competitors has a TSR ranking that is within 500 basis points (+/-5%) of Celestica's TSR ranking, then the percentage of the target number that will vest will be the average of the percentages in Table 11 that correspond to the TSR ranking of each such 2011 EMS Competitor (for example, if Celestica's TSR was 50% with a TSR ranking of fifth and a 2011 EMS Competitor's TSR was 55% with a TSR ranking of fourth, 60% of the target number would vest [i.e., (40% + 80%)/2]; and

  •
  if Celestica's TSR ranking is less than 0% then, regardless of Celestica's TSR ranking amongst the 2011 EMS Competitors, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Table 11: TSR Rankings and Target Number

Celestica's TSR ranking	Percentage of target number that will vest
First	200%
Second	160%
Third	120%
Fourth	80%
Fifth	40%
Sixth	0%

        The payout value of the award is based on the number of PSUs that vest and the price of subordinate voting shares at the time of release. Each PSU entitles the holder to receive one subordinate voting share on the applicable release date. The Company has the right to settle the proceeds in either cash or shares.

  Stock Options

        Stock options are awarded under the LTIP. Stock options vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a 10-year term. The payout value of the award is equal to the increase, if any, in the share price at the time of exercise over the exercise price, which is the closing market price on the business day prior to the date of the grant.

        The value of the stock options granted in respect of 2010 was determined at the December meeting of the Compensation Committee. The number of stock options granted was determined using (i) the closing price on January 31, 2011 on the NYSE of $9.87, and (ii) an average Black-Scholes factor of 0.49. The Black-Scholes factor was determined using the following variables: (i) volatility of the price of subordinate voting shares, and (ii) the risk-free rate over the expected life of the options. The exercise price for the stock options is the closing price on January 31, 2011, being $9.87 on the NYSE for Mr. Muhlhauser and C$9.87 on the TSX, for Messrs. Nicoletti, Peri and McCaughey and Ms. DelBianco.

        In determining the number of options to be granted, the Company keeps within a maximum level for both option "burn rate" and "gross overhang." "Burn rate" refers to the number of shares issued under equity plans in a given year relative to the total number of shares outstanding. "Gross overhang" is discussed in "— Compensation Discussion and Analysis — Securities Authorized for Issuance Under Equity Compensation Plans." In 2005, the Company amended the LTIP to provide that the number of options and share units awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding. The plan is not an evergreen plan and no options have been re-priced.

        The following table sets out the gains realized by NEOs from exercising stock options in 2010:

Table 12: Gains Realized by NEOs from Exercising Options

Name	Amount
Craig H. Muhlhauser	$421,206
Paul Nicoletti	$220,253
John Peri	$—
Elizabeth L. DelBianco	$451,963
Michael McCaughey	$230,401

Other Compensation

  Benefits

        NEOs participate in the Company's health, dental, pension, life insurance and long-term disability programs. Benefit programs are based on market median levels in the local geography.

  Perquisites

        NEOs are entitled to a bi-annual comprehensive medical at a private health clinic. The Company also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and the associated tax equalization. The Company does not provide any other perquisites.

Executive Share Ownership

        The Company has share ownership guidelines for the CEO and the EVPs. The guidelines provide that these individuals are to hold a multiple of their salary in subordinate voting shares as shown in Table 13. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year.

Table 13: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)	Share Ownership (Multiple of Salary)
Craig H. Muhlhauser	$3,000,000 (3 × salary)	$17,731,590	17.7x
Paul Nicoletti	$1,024,000 (2 × salary)	$6,058,397	11.8x
John Peri	$1,008,000 (2 × salary)	$4,944,148	9.8x
Elizabeth L. DelBianco	$888,000 (2 × salary)	$4,452,591	10.0x
Michael McCaughey(2)	N/A	N/A	N/A

(1)
Includes the following, as of December 31, 2010: (i) subordinate voting shares beneficially owned, (ii) all unvested RSUs, (iii) PSUs that vested on February 5, 2011 at 200% of target, which, on December 31, 2010, was the Company's anticipated payout and was in fact the resulting payout, and (iv) all other PSUs at 100% of the target level of performance; in each case, the value of which was determined using a share price of $9.70 being the closing price of subordinate voting shares on the NYSE on December 31, 2010.

(2)
As a SVP, Mr. McCaughey is not subject to share ownership guidelines.

Recoupment Provisions

        The Company is subject to the Sarbanes-Oxley Act of 2002. Accordingly, if the Company is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Company for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of corporate securities during that period.

        Under the terms of the stock option grants and the grants made under the LTIP and the CSUP, an NEO may be required by the Company to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

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

        Executives who resign or are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Hedging Policy

        The Company has adopted a policy regarding executive officer and director hedging. The policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation. Accordingly, executives may not sell short, buy put options or sell call options on the Company's securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which hedge or offset a decrease in the market value of the Company's securities.

2010 Compensation Decisions

        Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the median total compensation objective for median levels of corporate and individual performance is achieved.

  Comparator Companies and Market Positioning

        Salary, target annual incentive and equity-based incentive grants for those executives at the EVP level and above were benchmarked with reference to the market median of the Comparator Group and for executives at the SVP level, with reference to market data provided by two third-party compensation survey firms.

  Base Salary

        The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

        Messrs. Muhlhauser, Nicoletti, Peri and McCaughey and Ms. DelBianco did not receive increases in 2010, as their existing salaries were competitive with the market.

  Celestica Team Incentive Plan

        The target annual incentive award is 125% of salary for the CEO, 80% of salary for EVPs, and 60% of salary for SVPs. Annual incentives take into account both individual and business performances on a variety of factors as set forth below.

  Business Performance

        The business performance component payout factor for 2010 was 99% based on the following results:

Table 14: Business Performance

Measure	Weight	Percentage Achievement Relative to Target
Operating Margin (EBIAT)(1)	50%	98.0%
Corporate Revenue(2)(4)	25%	100.0%
ROIC(3)(4)	25%	100.0%
Payout Factor		99.0%

(1)
EBIAT was calculated as earnings before interest, amortization of intangible assets (excluding computer software), income taxes, stock-based compensation, restructuring and other charges, the write-down of long-lived assets and gains or losses on the repurchase of shares and debt.

(2)
Corporate revenue means the Company's gross revenue.

(3)
ROIC was calculated as EBIAT divided by average net invested capital where average net invested capital includes total assets less cash, accounts payable, accrued liabilities and income taxes payable.

(4)
Percentage achievement for corporate revenue and ROIC each exceeded 100% but were capped at 100% because EBIAT was less than 100% of target.

        In assessing operating performance and operational effectiveness, the Company uses certain non-GAAP measures such as adjusted gross margin, EBIAT and ROIC that do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Beginning with the fourth quarter of 2009, the Company revised the definition of its non-GAAP measures to exclude all stock-based compensation expenses (in addition to the items previously excluded) to allow for a better comparison with its major North American EMS competitors. All prior period comparables reflect the revised definition. Additional information regarding these non-GAAP measures can be found in Item 5, "— Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Relative Performance Factor

        The Company's 2010 performance was ranked relative to that of the 2010 EMS Competitors on an ROIC performance metric. The Company ranked first amongst such 2010 EMS Competitors and its ROIC was 1.5x that of the average ROICs of the 2010 EMS Competitors, which resulted in an RPF of 1.5x. For this comparison, the Company used adjusted ROIC, which is calculated as adjusted net earnings divided by average net invested capital, where net invested capital consists of total assets, adjusted for the impact of accounts receivable sales, less cash, accounts payable, accrued liabilities and income taxes payable.

  Individual Performance Factor

        At the beginning of each year, the Board of Directors and the CEO agree on performance goals for the CEO. Goals for the other NEOs that will support the CEO's goals are then agreed to and established by the CEO. For 2010, the CEO's goals focused on: financial performance, growing the business, leadership and operational effectiveness. Each NEO's performance is measured on a number of factors including the formal goals established for the year.

        Specific measures and achievements for each NEO in 2010 were:

  Chief Executive Officer

  •
  Financial performance: ROIC grew from 22.0% in 2009 to 25.0% in 2010, exceeding the target for 2010, and was the best ROIC since the Company went public in 1998. Adjusted earnings per share increased from $0.69 in 2009 to $0.85 in 2010, a significant increase of 23%, although slightly below target for 2010.

  •
  Growing the business: Revenue grew by 7.1% from $6.1 billion in 2009 to $6.5 billion in 2010, exceeding objectives. This was the first year-over-year revenue growth the company has achieved since 2006. The company also showed 18% year-over-year growth in its industrial, aerospace and defense, healthcare and greentech markets, areas of strategic focus for the Company.

  •
  Leadership: In 2010, the Company continued its efforts to drive employee engagement with a focus on enhanced performance management programs, documented action plans directly targeting employee engagement, and employee recognition programs.

  •
  Operational effectiveness: The target for reduction in total spend, as a percentage of manufacturing value add, was not met.

        In addition to the goals listed above, the Compensation Committee's assessment of Mr. Muhlhauser's performance in 2010 also reflected the following achievements of the Company:

  •
  the Company leveraged its strong cash position to (i) repurchase and cancel 16.1 million shares, or 8% of its subordinate voting shares outstanding, through a normal course issuer bid, and (ii) retire its remaining subordinated debt in the first quarter of 2010, three-years ahead of maturity, making the Company debt free;

  •
  despite using approximately $375 million to repurchase shares and retire debt, the Company maintained a net cash balance of $633 million, significantly higher than any of its North American EMS peer group;

  •
  the Company achieved the highest inventory turns among its North American EMS peer group; and

  •
  selling, general and administrative expense fell from 4.0% of annual revenue in 2009 to 3.8% of annual revenue in 2010.

  Other NEOs

        Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives of the CEO. The CEO's assessment of each of the other NEOs' contributions to the Company's results is largely subjective and based on his judgment of each of the other NEOs' contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to either have met or exceeded expectations in 2010 based on his or her individual performance and contribution to corporate goals.

        Factors considered in the evaluation of each NEO included the following:

  (i)
  Mr. Nicoletti's organization successfully led a number of initiatives in support of the Company's goals and objectives including: implementation of automation and process change initiatives resulting in improvements in the effectiveness and efficiency of the Company's financial reporting process; implementation of improved revenue and profitability visibility tools; successfully transitioning from Canadian GAAP to IFRS; development of a long-term strategic planning process in support of the Company's financial goals; completion of two strategic acquisitions; renewal and extension of the Company's accounts receivable sales and credit facilities on more favorable terms; and the effective management of a number of regulatory matters. Under the leadership of Mr. Nicoletti, the Company retired all of its outstanding debt and successfully executed a share repurchase program to repurchase approximately 8% of its outstanding subordinate voting shares, and the Company led the industry on ROIC.

  (ii)
  Mr. Peri's global electronics, engineering and supply chain management organization made significant contributions to the Company in 2010. Under Mr. Peri's leadership, the operations network continued to deliver increased productivity as well as improvements in quality, delivery and cycle time metrics, while improving customer satisfaction. The operations network was recognized in 2010 with multiple customer awards. Mr. Peri's organization had the strongest inventory performance in the North American EMS industry and has been recognized by customers for meeting customer demand in a constrained component environment. Under Mr. Peri's leadership, a new Joint Design and

    Manufacturing strategy was launched in 2010, positioning the Company to increase revenue and margin through targeted product capability.

  (iii)
  Ms. DelBianco's organization successfully led a number of initiatives in support of the Company's goals and objectives including: implementation of productivity and cost-savings measures that resulted in cost-reductions across all regions; support of new customer engagements and contract training across all segments and geographies, including development of innovative marketing communications tools; roll-out of a new Corporate Social Responsibility program with enhanced communications and training courses; continued improvements in talent management and implementation of best practice succession management for senior executives; implementation of a new performance management plan; establishment of a system to document and track plans to increase employee engagement; redesign of the global learning and development program to better support business imperatives; establishment of a council mandated to drive innovation in collaboration across the Company; enhancement of global security programs and practices; and the effective management of a number of legal and regulatory matters as well as the corporate secretary's office.

  (iv)
  Under Mr. McCaughey's leadership, the Company has strengthened customer relationships and improved operational and financial performance for core customers in its communications and enterprise markets. Mr. McCaughey implemented a focused management system to drive financial and operating performance, exceeding revenue, EBIAT dollars and ROIC targets in 2010. His organization secured a number of new program wins, and built on business with the Company's core customers, resulting in consistent revenue growth. Under Mr. McCaughey's leadership, the core accounts achieved customer rankings of either first or second position amongst competitors, and the Company received recognition from Cisco in the form of two awards, the EMS Partner Operational Excellence award and the Excellence in Partner, IT Collaboration award.

Equity-Based Incentives

        Equity grants to NEOs in respect of 2010 performance consisted of RSUs, PSUs and stock options. The number of RSUs and options issued under the LTIP and the number of PSUs issued under the CSUP to the NEOs was based on the closing price of the subordinate voting shares on the NYSE, on the day prior to the grant. Please see "— Compensation Discussion and Analysis — Equity-Based Incentives" for a description of the plans and the determination of the mix and amounts of these awards.

        The Company provided the NEOs the following equity-based compensation on February 1, 2011 in respect of 2010 performance. The total number of options issued for 2010 to the NEOs was equal to 0.25% of outstanding shares, and the total number of options issued for 2010 to all employees entitled to receive options was 0.41% of outstanding shares.

Table 15: NEO Equity Awards

Name	RSUs (#)	PSUs (#)(1)	Stock Options (#)	Value of LTIP Award (000s)(2)
Craig H. Muhlhauser	202,634	177,305	258,462	$5,000
Paul Nicoletti	72,948	63,830	93,046	$1,800
John Peri	60,790	53,191	77,539	$1,500
Elizabeth L. DelBianco	60,790	53,191	77,539	$1,500
Michael McCaughey	32,421	28,369	41,354	$800

(1)
The number of PSUs is included at 100% of target level of performance.

(2)
Based on the share price of $9.87, being the closing price of subordinate voting shares on the NYSE on January 31, 2011 and, with respect to stock options, an average Black-Scholes factor of 0.49.

Performance Graph

        The subordinate voting shares have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006, during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in subordinate voting shares with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2005 to December 31, 2010.

        As can be seen from the performance graph above, an investment in the Company on January 1, 2006 would have resulted in a 21.8% loss in value over the five-year period ended December 31, 2010 compared with a 37.0% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

        The compensation of the Company's NEOs has fluctuated over the same period as the Company dealt with, amongst other things, a significant decline in demand, competitive pressures, operational issues in some regions, significant restructuring and various leadership changes. In 2006, total compensation for NEOs was $4.9 million.

        After significant operational challenges were experienced in the second half of 2006, senior management changes were made across the Company. A new management team implemented major process improvements across all areas of the Company with a specific focus on improving profitability, reducing working capital and strengthening the Company's financial position. As management implemented those changes during 2007 and 2008, the Company's operating performance and financial results showed significant improvements to the point where the Company was the strongest financial performer amongst the North American EMS peers by the end of 2008 based on ROIC.

        During this period of improved performance, total compensation for the NEOs increased to $15.2 million in 2007 and $19.8 million in 2008 as a result of implementing competitive compensation packages for the Company's new leadership team in 2007, as well as maximum annual incentive payouts due to strong corporate performance in 2008.

        Total compensation for the NEOs declined by 26% from $19.8 million in 2008 to $14.7 million in 2009, reflecting the challenges the Company faced in a year of continued economic uncertainty. The decrease was a result of lower annual incentive payouts and lower long-term incentive grants to reflect generally lower long-term incentive grant levels in the marketplace. In 2010, the Company realized a number of financial accomplishments including leading the EMS industry in ROIC, retiring all of its debt, repurchasing subordinate voting shares and strengthening its cash position. Total compensation for the NEOs increased by 25% from $14.7 million in 2009 to $18.3 million in 2010. The increase was a result of higher annual incentive payouts reflecting improved operational and financial performance as measured under CTI and higher long-term incentive awards reflecting competitive grant levels.

        The Company continues to be amongst the best performers in the EMS industry on key operating performance metrics. This strong financial performance also contributed to improved outlooks from the Company's key financial debt rating agencies. The performance graphs set out below illustrate the Company's performance on non-GAAP measures of adjusted gross margin, EBIAT, asset utilization and ROIC (see "— 2010 Compensation Decisions — Business Performance" for further information on non-GAAP measures).

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

        In 2010, total compensation for NEOs was 9.4% of 2010 adjusted earnings, compared to 4.7% of adjusted earnings in 2006.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2008 through December 31, 2010.

Table 16: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(3)	Option- based Awards ($)(2)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Craig H. Muhlhauser(7)	2010	$1,000,000	$3,750,000	$1,250,000	$2,044,969	$150,815	$198,799	$8,394,583
President and Chief	2009	$1,000,000	$3,000,000	$1,000,000	$904,950	$14,273	$128,203	$6,047,426
Executive Officer	2008	$937,500	$3,750,000	$1,250,000	$2,000,000	$13,800	$168,278	$8,119,578
Paul Nicoletti(8)	2010	$512,000	$1,350,000	$450,000	$609,178	$73,119	$2,245	$2,996,542
EVP, Chief Financial	2009	$512,000	$1,080,000	$360,000	$363,166	$79,133	$1,274	$2,395,573
Officer	2008	$507,562	$1,350,000	$450,000	$818,056	$48,180	$16,982	$3,190,780
John Peri(8)(10)	2010	$504,000	$1,125,000	$375,000	$599,659	$77,269	$4,184	$2,685,112
EVP, Electronics,	2009	$504,000	$900,000	$300,000	$417,156	$79,749	$3,376	$2,204,281
Engineering & Supply Chain Management	2008	$503,977	$1,125,000	$375,000	$806,364	$41,959	$298,286	$3,150,586
Elizabeth L. DelBianco(8)	2010	$444,000	$1,125,000	$375,000	$528,271	$68,062	$2,078	$2,542,411
EVP, Chief Legal &	2009	$444,000	$900,000	$300,000	$367,395	$59,270	$1,004	$2,071,669
Administrative Officer and Corporate Secretary	2008	$439,924	$1,125,000	$375,000	$709,042	$33,906	$17,274	$2,700,146
Michael McCaughey(9)	2010	$371,645	$600,000	$200,000	$431,129	$49,190	$76,530	$1,728,494
SVP and General Manager,	2009	$335,366	$480,000	$160,000	$151,745	$26,519	$2,239	$1,155,869
Global Customer Business Units	2008	$354,773	$600,000	$200,000	$430,829	$19,828	$78,870	$1,684,300

(1)
Amounts in the column represent the value of RSUs and PSUs granted on February 1, 2011 under the LTIP and CSUP, respectively, in respect of 2010 performance. The actual number of RSUs and PSUs granted was based on $9.87, the closing price on the NYSE on January 31, 2011. Please see "— Compensation and Discussion Analysis — Equity-Based Incentives" for a description of the vesting terms of the awards and the process followed in determining the grant. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0%-200% of the target grant depending on performance.

(2)
Amounts in the column represent the value of stock options that were issued under the LTIP on February 1, 2011 in respect of 2010 performance. The actual number of options granted was based on an exercise price of $9.87. Please see "— Compensation and Discussion Analysis — Equity-Based Incentives" for a description of the vesting terms of the awards and the process followed in determining the value of the grant.

(3)
The estimated accounting fair value of the equity-based awards is calculated using the market price for subordinate voting shares as defined under each of the plans and various fair value pricing models. The grant date fair value of the option-based awards and RSU portion of the share-based awards in table 16 is the same as the accounting fair value of such awards. The accounting fair value of the PSU portion of the share-based awards to the NEOs with respect to 2010 were as follows: Mr. Muhlhauser — $2.4 million; Mr. Nicoletti — $0.9 million; Mr. Peri — $0.7 million; Mr. McCaughey — $0.4 million and Ms. DelBianco — $0.7 million. The accounting fair value for the PSU portion of the share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI Plan. Please see "— Compensation and Discussion Analysis — Celestica Team Incentive Plan" for a description of the plan.

(5)
Pension values for Messrs. Nicoletti, Peri and McCaughey and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
Amounts in this column represent, for 2010: (i) for Mr. Muhlhauser, tax equalization payments of $119,210, housing expenses of $37,726 while in Canada, travel expenses between Toronto and New Jersey of $28,422 and tax preparation fees of $1,000; and (ii) for Mr. McCaughey, a special incentive payment of $75,000.

(7)
Mr. Muhlhauser did not receive an increase in base salary in 2009; the difference in base salary from 2008 to 2009 reflects the increase he received on April 1, 2008 from $750,000 to $1,000,000, which is his current salary.

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

(9)
Mr. McCaughey did not receive an increase in base salary in 2009 or 2010. The difference in base salary from 2008 to 2009 and from 2009 to 2010 reflects the fact that Mr. McCaughey is paid in Canadian dollars and his compensation is reported in U.S. dollars converted at rates of C$1.0298 for 2010, C$1.1412 for 2009 and C$1.0660 for 2008.

(10)
On February 24, 2011, Mr. Peri's title was changed to Chief Operating Officer to reflect an increase in his duties and responsibilities as of that date.

        The following table provides details of each option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2010.

Table 17: Outstanding Option-Based and Share-Based Awards(1)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Market Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Market Payout Value of Share Awards that have not Vested at Target ($)(4)	Market Payout Value of Share Awards that have not Vested at Maximum ($)(4)
Craig H. Muhlhauser
Jun. 6, 2005	50,000		$13.00	Jun. 6, 2015	$—	—	$—	$—	$—
Jan. 31, 2006	148,488		$10.00	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	500,000		$6.05	Feb. 2, 2017	$1,825,000	—	$—	$—	$—
Feb. 2, 2007	404,000		$6.05	Feb. 2, 2017	$1,474,600	—	$—	$—	$—
Feb. 5, 2008	450,000		$6.51	Feb. 5, 2018	$1,435,500	225,000	$—	$2,182,500	$4,365,000
Feb. 3, 2009	623,344		$4.13	Feb. 3, 2019	$3,472,026	685,185	$2,874,071	$6,646,295	$10,418,518
Feb. 2, 2010	217,865		$10.20	Feb. 2, 2020	$—	297,898	$1,558,237	$2,889,611	$4,220,984
Feb. 1, 2011	258,462		$9.87	Feb. 1, 2021	$—	379,939	$1,999,998	$3,749,998	$5,499,998
Paul Nicoletti
Dec. 3, 2002	15,000	C$	29.11	Dec. 3, 2012	$—	—	$—	$—	$—
Jan. 31, 2004	13,333	C$	22.75	Jan. 31, 2014	$—	—	$—	$—	$—
May 11, 2004	3,333	C$	24.92	May 11, 2014	$—	—	$—	$—	$—
Dec. 9, 2004	13,600	C$	18.00	Dec. 9, 2014	$—	—	$—	$—	$—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	12,880	C$	7.10	Feb. 2, 2017	$31,894	—	$—	$—	$—
Jul. 31, 2007	91,500	C$	6.27	Jul. 31, 2017	$300,320	—	$—	$—	$—
Feb. 5, 2008	150,000	C$	6.51	Feb. 5, 2018	$457,370	75,000	$—	$727,500	$1,455,000
Feb. 3, 2009	225,000	C$	5.13	Feb. 3, 2019	$987,570	246,667	$1,034,670	$2,392,670	$3,750,670
Feb. 2, 2010	78,431	C$	10.77	Feb. 2, 2020	$—	107,243	$560,961	$1,040,257	$1,519,554
Feb. 1, 2011	93,046	C$	9.87	Feb. 1, 2021	$—	136,778	$719,997	$1,349,999	$1,980,001
John Peri
Dec. 3, 2002	25,000	C$	29.11	Dec. 3, 2012	$—	—	$—	$—	$—
Jan. 31, 2004	16,667	C$	22.75	Jan. 31, 2014	$—	—	$—	$—	$—
Dec. 9, 2004	11,300	C$	18.00	Dec. 9, 2014	$—	—	$—	$—	$—
Jan. 31, 2006	20,455	C$	11.43	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	40,404	C$	7.10	Feb. 2, 2017	$100,049	—	$—	$—	$—
Feb. 2, 2007	161,616	C$	7.10	Feb. 2, 2017	$400,195	—	$—	$—	$—
Feb. 5, 2008	130,000	C$	6.51	Feb. 5, 2018	$396,388	65,000	$—	$630,500	$1,261,000
Feb. 3, 2009	208,333	C$	5.13	Feb. 3, 2019	$914,416	205,556	$862,223	$1,993,893	$3,125,563
Feb. 2, 2010	65,359	C$	10.77	Feb. 2, 2020	$—	89,369	$467,472	$866,879	$1,266,287
Feb. 1, 2011	77,539	C$	9.87	Feb. 1, 2021	$—	113,981	$599,997	$1,124,992	$1,649,988
Elizabeth L. DelBianco
Dec. 3, 2002	12,000	C$	29.11	Dec. 3, 2012	$—	—	$—	$—	$—
Dec. 18, 2002	3,000	C$	23.29	Dec. 18, 2012	$—	—	$—	$—	$—
Apr. 18, 2003	8,000	C$	15.35	Apr. 18, 2013	$—	—	$—	$—	$—
Jan. 31, 2004	16,667	C$	22.75	Jan. 31, 2014	$—	—	$—	$—	$—
Dec. 9, 2004	11,300	C$	18.00	Dec. 9, 2014	$—	—	$—	$—	$—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	9,091	C$	7.10	Feb. 2, 2017	$22,511	—	$—	$—	$—
Feb. 5, 2008	60,000	C$	6.51	Feb. 5, 2018	$182,948	60,000	$—	$582,000	$1,164,000
Feb. 3, 2009	156,250	C$	5.13	Feb. 3, 2019	$685,813	205,556	$862,223	$1,993,893	$3,125,563
Feb. 2, 2010	65,359	C$	10.77	Feb. 2, 2020	$—	89,369	$467,472	$866,879	$1,266,287
Feb. 1, 2011	77,539	C$	9.87	Feb. 1, 2021	$—	113,981	$599,997	$1,124,992	$1,649,988
Michael McCaughey
Jul. 5, 2005	15,000	C$	16.20	Jul. 5, 2015	$—	—	$—	$—	$—
Jan. 31, 2006	20,455	C$	11.43	Jan. 31, 2016	$—	—	$—	$—	$—
Feb. 2, 2007	8,333	C$	7.10	Feb. 2, 2017	$20,634	—	$—	$—	$—
Feb. 5, 2008	30,000	C$	6.51	Feb. 5, 2018	$91,474	30,000	$—	$291,000	$582,000
Feb. 3, 2009	83,333	C$	5.13	Feb. 3, 2019	$365,765	109,629	$459,848	$1,063,401	$1,666,955
Feb. 2, 2010	34,858	C$	10.77	Feb. 2, 2020	$—	47,664	$249,319	$462,341	$675,363
Feb. 1, 2011	41,354	C$	9.87	Feb. 1, 2021	$—	60,790	$319,995	$599,997	$879,999

(1)
Includes options and share-based awards granted on February 1, 2011 in respect of 2010 performance. Please see "— Compensation Discussion and Analysis — Equity-Based Incentives" for a discussion of the equity grants.

(2)
The value of unexercised in-the-money options for Mr. Muhlhauser was determined using a share price of $9.70, which was the closing price of subordinate voting shares on the NYSE on December 31, 2010. For Messrs. Nicoletti, Peri and McCaughey and Ms. DelBianco, a share price of C$9.65 was used, which was the closing price of the subordinate voting shares on the TSX on December 31, 2010, converted to U.S. dollars at the average exchange rate for 2010 of $1.00 equals C$1.0298.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Market payout values at minimum vesting include the value of RSUs only as the minimum payout value of PSUs would be 0% of target. Market payout values at target vesting is determined using 100% of PSUs vesting and market payout values at maximum vesting is determined using 200% of PSUs vesting. Market payout values are determined using a share price of $9.70, which was the closing price of the subordinate voting shares on the NYSE on December 31, 2010, except for the share-based awards granted on February 1, 2011 in respect of 2010 performance for which the market payout values are determined using a share price of $9.87, which was the closing price of the subordinate voting shares on the NYSE on January 31, 2011, the day before the grants.

        The following table provides details of the value of option-based and share-based awards that vested during 2010 and the value of annual incentive awards paid for 2010 performance for each NEO.

Table 18: Incentive Plan Awards — Value Vested or Earned in 2010

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)
Craig H. Muhlhauser	$2,623,460	$6,045,767	$2,044,969
Paul Nicoletti	$615,658	$1,864,678	$609,178
John Peri	$662,475	$2,068,183	$599,659
Elizabeth L. DelBianco	$456,690	$1,365,147	$528,271
Michael McCaughey	$251,910	$941,902	$431,129

(1)
Amounts in this column reflect the value of options that were in-the-money on the vesting date. Options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of Subordinate Voting Shares on Vesting Date
Feb. 1, 2010	$6.05	$10.20
Feb. 2, 2010	$6.05	$10.63
Feb. 3, 2010	$4.13	$10.45
Feb. 5, 2010	$6.51	$10.02

  Options for Messrs. Nicoletti, Peri and McCaughey and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of Subordinate Voting Shares on Vesting Date
Feb. 1, 2010	C$7.10	C$10.77
Feb. 3, 2010	C$5.13	C$11.10
Feb. 5, 2010	C$6.51	C$10.71

  Options for Mr. Nicoletti vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of Subordinate Voting Shares on Vesting Date
Aug. 3, 2010	C$	6.27	C$9.27

(2)
Amounts in this column reflect share-based awards that were released in 2010. Share-based awards were released for Mr. Muhlhauser based on the price of subordinate voting shares on the NYSE as follows:

Type of Award	Date	Price
RSUs	Feb. 5, 2010	$ 9.94
RSUs	Dec. 1, 2010	$ 8.91
PSUs	Feb. 2, 2010	$10.20

  Share-based awards were released for Messrs. Nicoletti, Peri and McCaughey and Ms. DelBianco based on the price of subordinate voting shares on the TSX as follows:

Type of Award	Date	Price
RSUs	Feb. 5, 2010	C$10.63
RSUs	Dec. 1, 2010	C$ 9.15
PSUs	Feb. 2, 2010	C$10.77

  Share-based awards were released for Mr. Nicoletti based on the price of subordinate voting shares on the TSX as follows:

Type of Award	Date	Price
RSUs	May 7, 2010	C$9.67
RSUs	Aug. 3, 2010	C$9.53

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2010 of $1.00 equals C$1.0298. PSUs that vested in 2010 were paid out at 200% as a result of the Company's ROIC performance being equal to or greater than the highest performance of the EMS Competitors.

(3)
Includes payments under the CTI Plan made in February 2011 in respect of 2010 performance. Please see "— Compensation Decisions — Celestica Team Incentive Plan." These are the same amounts as disclosed in Table 16 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans."

Pension Plans

        The following table provides details of the amount of the Celestica contributions to the pension plans and the accumulated value as of December 31, 2010 for each NEO.

Table 19: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at End of Year ($)
Craig H. Muhlhauser	$128,092	$150,815	$57,649	$336,556
Paul Nicoletti(1)	$365,240	$73,119	$64,163	$502,522
John Peri(1)	$603,906	$77,269	$97,026	$778,201
Elizabeth L. DelBianco(1)	$303,347	$68,062	$41,130	$412,539
Michael McCaughey	$81,676	$49,190	$561	$131,427

(1)
The difference between the Accumulated Value at Start of Year and the Accumulated Value at End of Year reported in 2009 for Messrs. Nicoletti and Peri and Ms. DelBianco is attributable to different exchange rates used in 2009 and 2010. The exchange rate used in 2009 was $1.00 = C$1.1412.

        Mr. Muhlhauser participates in a defined contribution pension plan that qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the U.S. Plan). Under the U.S. Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Company may make contributions for the benefit of eligible employees. The U.S. Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Company contributes: (i) 3% of eligible compensation for Mr. Muhlhauser, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by him. The maximum contribution of the Company based on the Internal Revenue Code rules and the plan formula for

2010 is $14,700. Mr. Muhlhauser also participates in a supplementary retirement plan that is also a defined contribution plan that was implemented effective January 1, 2010. It is designed to provide benefits equal to the difference between 8% of Mr. Muhlhauser's salary and paid incentive and the amount that Celestica would contribute to the 401(k) plan assuming he contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Mr. Muhlhauser and he is entitled to select from among the investment options available in the 401(k) plan for the purpose of determining the return on his notional account.

        Messrs. Nicoletti, Peri and McCaughey and Ms. DelBianco participate in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Company's contributions are invested on their behalf within a range of investment options provided by third party fund managers. The Company's contribution to this plan on behalf of an NEO is 8% of the total of salary and paid annual incentives. The 8% contribution rate was implemented effective January 1, 2010. Prior to 2010, the contribution for each executive was based on years of service and ranged from 3.6% to 6.75%. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti, Peri and McCaughey and Ms. DelBianco also participate in an unregistered supplementary pension plan (the Canadian Supplementary Plan) that is also a defined contribution plan that is designed to provide benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers

        The Company has entered into employment agreements with certain of its NEOs in order to provide certainty to the Company and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment and to provide a retention incentive in the event of a change in control scenario.

Messrs. Muhlhauser and Nicoletti and Ms. DelBianco

        The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Company, they are terminated without cause or resign for good reason as defined in their agreements (which provision is commonly referred to as a double trigger provision). A change in control period is defined in their agreements as the period (a) commencing on the date the Company enters into a binding agreement for a change in control, an intention is announced by the Company to effect a change in control or the Board of Directors adopts a resolution that a change in control has occurred and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Company, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to three times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, in these circumstances, (a) the options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favorable terms as the Board of Directors in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Company, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to two times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of options or PSUs. Options that would have otherwise vested and become exercisable during the 12 week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All remaining unvested options are cancelled. All RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment to (ii) the number of years between the date of grant and the vesting date. PSUs vest based on actual performance and on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment to (ii) the number of years between the date of grant and the vesting date. In addition, the Company's obligations provide for a cash settlement to cover benefits and contributions to or continuation of their pension and retirement plans for a two-year period following termination. In the event of retirement, (a) options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement.

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

        The following tables summarize the payments to which Messrs. Muhlhauser and Nicoletti and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2010 as a result of a change in control, retirement or termination without cause.

Table 20: Mr. Muhlhauser's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	—	$15,793,445	—	$15,793,445

Change in Control — Termination	$7,428,913	$15,793,445	$474,190	$23,696,548

Retirement	—	$15,536,411	—	$15,536,411

Termination without Cause	$6,268,263	$7,147,076	$336,365	$13,751,704

(1)
Cash portion includes actual CTI payment for 2010.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution. There are no incremental benefits resulting from resignation or termination with cause.

Table 21: Mr. Nicoletti's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	—	$5,169,399	—	$5,169,399

Change in Control — Termination	$3,174,400	$5,169,399	$381,600	$8,725,399

Retirement	—	$5,027,377	—	$5,027,377

Termination without Cause	$2,252,800	$2,202,973	$253,960	$4,709,733

(1)
Cash portion includes actual CTI payment for 2010.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

Table 22: Ms. DelBianco's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits(2)	Total

Change in Control — No Termination	—	$4,217,185	—	$4,217,185

Change in Control — Termination	$2,752,800	$4,217,185	$333,800	$7,303,785

Retirement	—	$4,076,907	—	$4,076,907

Termination without Cause	$1,953,600	$1,803,734	$222,093	$3,979,427

(1)
Cash portion includes actual CTI payment for 2010.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

Messrs. Peri and McCaughey

        The terms of employment with the Company for Messrs. Peri and McCaughey are governed by the Company's Executive Employment Guidelines (the Executive Guidelines). Upon termination without cause within two years following a change in control of the Company (a double-trigger provision), Messrs. Peri and McCaughey are entitled to a severance payment equal to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year prorated to the date of termination. In addition, upon a change in control (a) all unvested options granted to Messrs. Peri and McCaughey vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance.

        Under the Executive Guidelines, the pension and group benefits of Messrs. Peri and McCaughey discontinue on the date of termination.

        Outside of the two-year period following a change in control, upon termination without cause, Messrs. Peri and McCaughey are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested options may be exercised for a period of 30 days and unvested options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment to (ii) the number of years between the date of grant and the vesting date. In the event of retirement, (a) options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

        The foregoing entitlements are conferred on Messrs. Peri and McCaughey in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

        The following tables summarize the payments to which Messrs. Peri and McCaughey would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2010 as a result of a change in control, retirement or termination without cause.

Table 23: Mr. Peri's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits	Total

Change in Control — No Termination	—	$4,281,782	—	$4,281,782

Change in Control — Termination	$2,414,059	$4,281,782	—	$6,695,841

Retirement	—	$4,185,362	—	$4,185,362

Termination without Cause	$2,414,059	$1,523,616	—	$3,937,675

(1)
Cash portion includes actual CTI payment for 2010.

Table 24: Mr. McCaughey's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP	Other Benefits	Total

Change in Control — No Termination	—	$2,232,951	—	$2,232,951

Change in Control — Termination	$1,477,907	$2,232,951	—	$3,710,858

Retirement	—	$2,140,591	—	$2,140,591

Termination without Cause	$1,477,907	$754,285	—	$2,232,192

(1)
Cash portion includes actual CTI payment for 2010.

Securities Authorized for Issuance Under Equity Compensation Plans

Table 25: Equity Compensation Plans as at December 31, 2010

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	909,481	$14.26	0

	LTIP (Options)	9,585,143	$9.35/C$11.91	N/A

	LTIP (RSUs)	995,828	N/A	N/A

	Total(2)	11,490,452	$10.00/C$11.91	15,149,788

Equity Compensation Plans Not Approved by Securityholders		11,487,684	N/A	N/A

	Total:	22,978,136	N/A	15,149,788

(1)
Excluding securities that may be issued upon exercise of outstanding options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 5.36% of the total number of outstanding shares (MSL — 0.42%; LTIP (Options) — 4.48%; and LTIP (RSUs) — 0.46%).

        The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Company since the company was listed on the TSX. Under the LTIP, the Board of Directors may in its discretion from time-to-time grant stock options, performance shares, PSUs and stock appreciation rights (SARs) to employees and consultants of the Company and affiliated entities.

        Up to 29,000,000 subordinate voting shares may be issued from treasury pursuant to the LTIP. The number of subordinate voting shares that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Company has decided that no more option grants under the LTIP will be made to directors. Under the LTIP, as of February 22, 2011, 5,030,063 subordinate voting shares have been issued from treasury and 8,995,267 subordinate voting shares are issuable under outstanding options. Also as of February 22, 2011, 23,969,937 subordinate voting shares are reserved for issuance from treasury under the LTIP. In addition, the Company may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market.

        The Company currently has a "gross overhang" of 11.1%. "Gross overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding options and RSUs. The Company's "net overhang" (i.e. the total number of shares that have been reserved to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) is 5.0%.

        The LTIP limits the number of subordinate voting shares that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or options for services granted by the Company, in each case to 10% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of the Company. The LTIP also limits the number of subordinate voting shares which may be reserved for issuance to any one participant pursuant to options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or options for services granted by the Company, to 5% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares. The number of grants awarded under the LTIP in any given year cannot exceed 1.2% of the average aggregate number of subordinate voting shares and multiple voting shares outstanding during that period.

        Options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, options will terminate within specified time periods following the termination of employment of an eligible participant with the Company or affiliated entities. The exercise price for options issued under the LTIP is the closing price for subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of options to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that the Company may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase subordinate voting shares upon the exercise of options or to assist participants to pay any income tax eligible upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. The Company has no such loans or guarantees outstanding.

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the subordinate voting shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the closing price for subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. Such amounts may also be payable by the issuance of subordinate voting shares. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

        Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of subordinate voting shares which may be issued to any one person pursuant to the performance unit program shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares.

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

  (c)
  extending the term of any outstanding option or SAR;

  (d)
  expanding the rights of participants to assign or transfer an option, SAR or performance unit beyond that currently contemplated by the LTIP;

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

        The Board of Directors may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  administrative changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

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

  Audit Committee

        The Audit Committee consists of Mr. Crandall, Mr. DiMaggio, Mr. Etherington, Ms. Koellner and Mr. Ryan, all of whom are independent directors and are financially literate. Ms. Koellner and Mr. Ryan joined the Audit Committee on March 9, 2010. Mr. Crandall and Mr. Etherington have each served as a chief financial officer of a large U.S. and/or Canadian organization. Ms. Koellner currently serves as the Chair of the Audit Committee of Sara Lee Corporation and she and Mr. Ryan have each held executive officer positions. The Audit

Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it considers appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. DiMaggio, Mr. Etherington, Ms. Koellner and Mr. Ryan, all of whom are independent directors. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; review annually, and submit to the Board of Directors for approval, the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; review and recommend to the Board of Directors the compensation of the CEO based on the Board of Directors' assessment of the annual performance of the CEO; review and recommend to the Board of Directors the compensation of our most senior executives; review our succession plans for key executive positions; and review and approve material changes to our organizational structure and human resource policies.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. DiMaggio, Mr. Etherington, Ms. Koellner and Mr. Ryan, all of whom are independent directors. The Nominating and Corporate Governance Committee recommends to the Board of Directors the criteria for selecting candidates for nomination to the Board of Directors and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board of Directors relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the CEO relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

D.    Employees

        As of December 31, 2010, we employed approximately 35,000 permanent and temporary (contract) employees worldwide. The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2008	12,000	4,000	22,000
December 31, 2009	11,000	3,000	19,000
December 31, 2010	11,000	4,000	20,000

        Some of our employees in the Czech Republic, Japan, Mexico, Singapore and Spain are represented by unions. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly ramp our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2010, approximately 8,600 temporary (contract) employees were engaged by Celestica worldwide. Celestica used, on average, approximately 7,600 temporary (contract) employees throughout 2010. During 2010, approximately 1,300 employees were terminated as a result of restructuring actions. See note 10 to the Consolidated Financial Statements in Item 18 for further information on the restructuring actions.

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 22, 2011 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS.

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(3)	110,000 SVS	*	*	*
Dan DiMaggio	0 SVS	—	—	—
William A. Etherington(4)	45,000 SVS	*	*	*
Laurette Koellner	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Gerald W. Schwartz(5)(6)	18,946,368 MVS	100.0%	8.8%	70.6%
	1,339,655 SVS	*	*	*
Craig H. Muhlhauser	967,066 SVS	*	*	*
Paul Nicoletti	538,802 SVS	*	*	*
John Peri	609,618 SVS	*	*	*
Elizabeth L. DelBianco	255,566 SVS	*	*	*
Michael McCaughey	61,661 SVS	*	*	*
All directors and executive officers as a group (16 persons, including above)(7)	18,946,368 MVS	100.0%	8.8%	70.6%
	4,663,009 SVS	2.4%	2.2%	*
Total percentage of all equity shares and total percentage of voting power			10.9%	71.3%

*
Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge and therefore has been provided by each nominee and officer.

(3)
Includes 40,000 subordinate voting shares subject to exercisable options.

(4)
Includes 35,000 subordinate voting shares subject to exercisable options.

(5)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(6)
Includes 120,657 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 688,807 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex and 792,826 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans. Mr. Schwartz, a director of Celestica, is the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(7)
Includes 2,377,664 subordinate voting shares subject to exercisable options.

        Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent approximately 29% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 22, 2011, approximately 1,300 persons held options to acquire an aggregate of approximately 9,900,000 subordinate voting shares. Most of these options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to options outstanding as at February 22, 2011.

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (10 persons in total)	10,250	$14.20-C$23.29	During 2002	November 14, 2012-December 18, 2012
	80,700	$18.66/C$29.11	December 3, 2002	December 3, 2012
	8,000	C$15.35	April 18, 2003	April 18, 2013
	84,000	$17.15/C$22.75	January 31, 2004	January 31, 2014
	8,333	$19.64-C$24.92	During 2004	May 11, 2014-June 8, 2014
	64,700	$14.86/C$18.00	December 9, 2004	December 9, 2014
	65,000	$13.00-C$16.20	During 2005	June 6, 2015-July 5, 2015
	266,671	$10.00/C$11.43	January 31, 2006	January 31, 2016
	373,231	$6.05/C$7.10	February 2, 2007	February 2, 2017
	141,500	$5.88/C$6.27	July 31, 2007	July 31, 2017
	690,625	$6.51/C$6.51	February 5, 2008	February 5, 2018
	103,679	$5.26	November 5, 2008	November 5, 2018
	1,499,304	$4.13/C$5.13	February 3, 2009	February 3, 2019
	25,000	$8.05	November 5, 2009	November 5, 2019
	599,126	$10.20/C$10.77	February 2, 2010	February 2, 2020
	754,710	$9.87/C$9.87	February 1, 2011	February 1, 2021
Directors who are not Senior
Management	20,000	$44.23	July 7, 2001	July 7, 2011
	20,000	$35.95	October 22, 2001	October 22, 2011
	5,000	$32.40	April 21, 2002	April 21, 2012
	15,000	$10.62	April 18, 2003	April 18, 2013
	15,000	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than MSL) (approximately 1,200 persons in total)	44,400	$24.91-C$66.78	During 2001	April 9, 2011-October 10, 2011
	33,360	$41.89/C$66.06	December 4, 2001	December 4, 2011
	49,300	$13.10-C$39.57	During 2002	May 8, 2012-December 10, 2012
	651,700	$18.66/C$29.11	December 3, 2002	December 3, 2012
	97,400	$10.62-$19.90	During 2003	January 31, 2013-December 10, 2013
	708,132	$17.15/C$22.75	January 31, 2004	January 31, 2014
	141,075	$13.28-C$24.92	During 2004	January 19, 2014-November 5, 2014
	261,620	$14.86/C$18.00	December 9, 2004	December 9, 2014
	41,020	$9.71-C$16.23	During 2005	January 5, 2015-December 5, 2015
	301,272	$10.00/C$11.43	January 31, 2006	January 31, 2016
	41,718	$9.23-C$12.54	During 2006	February 6, 2016-December 5, 2016
	307,624	$6.05/C$7.10	February 2, 2007	February 2, 2017
	140,562	$5.47-C$7.76	During 2007	February 26, 2017-December 7, 2017
	497,875	$6.51/C$6.51	February 5, 2008	February 5, 2018
	172,646	$4.90-C$9.38	During 2008	March 5, 2018-December 5, 2018
	347,220	$4.13/C$5.13	February 3, 2009	February 3, 2019
	36,250	$4.04/C$4.93	February 5, 2009	February 5, 2019
	149,237	$10.20/C$10.77	February 2, 2010	February 2, 2020
	123,027	$9.87/C$9.87	February 1, 2011	February 1, 2021
MSL Employees(1)	889,137	$9.73-$19.81	From 2001 to 2003	April 18, 2011-September 8, 2013

(1)
Represents options outstanding under certain stock option plans that were assumed by Celestica on March 12, 2004 as part of an acquisition.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 22, 2011 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent approximately 29% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)(3)	Direct and Indirect	18,946,368 MVS	100.0%	8.8%	70.6%
		1,218,998 SVS	*	*	*
Gerald W. Schwartz(2)(4)	Direct and Indirect	18,946,368 MVS	100.0%	8.8%	70.6%
		1,339,655 SVS	*	*	*
MacKenzie Financial Corporation(5)(6)	Indirect	36,256,169 SVS	18.4%	16.8%	5.4%
Greystone Managed Investments Inc.(7)(8)	Indirect	13,036,277 SVS	6.6%	6.0%	1.9%
Letko, Brosseau & Ass. Inc.(9)(10)	Indirect	12,250,201 SVS	6.2%	5.7%	1.8%
Total percentage of all equity shares and total percentage of voting power				37.9%	80.0%

*
Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 945,010 multiple voting shares held by wholly-owned subsidiaries of Onex, 792,826 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, and 102,597 subordinate voting shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

The share provisions provide "coat-tail" protection to the holders of the subordinate voting shares by providing that the multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares and the multiple voting shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex or (ii) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i) Onex includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled by Onex prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) affiliate means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) control means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation by such person. Onex, which owns all of the outstanding multiple voting shares, has entered into an agreement with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the subordinate voting shares, that has the effect of preventing transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable provincial take-over bid legislation to which they would have been entitled in the event of a take-over bid for the multiple voting shares if the multiple voting shares had been subordinate voting shares.

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

(5)
The address of this shareholder is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1.

(6)
This information reflects share ownership as of January 31, 2011 and is taken from the Alternative Monthly Report filed by MacKenzie Financial Corporation with the Canadian Securities Administrators on SEDAR (www.sedar.com) on February 10, 2011.

(7)
The address of this shareholder is: 300-1230 Blackfoot Drive, Regina, Saskatchewan, Canada S4S 7G4.

(8)
This information reflects share ownership as of December 31, 2010 and is taken from Schedule 13G filed by Greystone Managed Investments Inc. with the SEC on February 7, 2011.

(9)
The address of this shareholder is: 1800 McGill College Avenue, Suite 2510, Montreal, Quebec, Canada H3A 3J6.

(10)
This information reflects share ownership as of December 31, 2010 and is taken from Schedule 13G filed by Letko, Brosseau & Ass. Inc. with the SEC on February 14, 2011.

        In 2009, Onex converted approximately 11 million multiple voting shares into subordinate voting shares. Onex sold these subordinate voting shares as part of a secondary offering, resulting in a reduction in ownership percentages from 2008 to 2009. MacKenzie Financial Corporation has been a major shareholder since 2007 and in 2010, had increased its holdings by approximately 5% from 2009. Letko, Brosseau & Ass. Inc. were major shareholders in 2008, 2009 and 2010. Barclays Global Investors ceased to hold 5% of subordinate voting shares during 2009. Greystone Managed Investments Inc. became a holder of 5% or more of the subordinate voting shares during 2009.

Holders

        On February 22, 2011, there were approximately 1,850 holders of record of subordinate voting shares, of which 447 holders, holding approximately 53% of the outstanding subordinate voting shares, were resident in the United States and 417 holders, holding approximately 47% of the outstanding subordinate voting shares, were resident in Canada.

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

        On January 1, 2009, Celestica and Onex entered into a Services Agreement for the services of Mr. Schwartz as a director of the Company. The term of the Services Agreement is for one year and shall automatically renew for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in equal quarterly installments in arrears in DSUs. The number of DSUs is determined using the closing price of the subordinate voting shares on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be paid.

        Certain information concerning other related party transactions is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions."

Indebtedness of Related Parties

        As at February 22, 2011, no executive officer or member of the Board of Directors of Celestica was indebted to Celestica in connection with the purchase of subordinate voting shares or in connection with any other transaction.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements."

Litigation

        We are party to litigation from time-to-time. We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, or financial condition of Celestica. We are a party to certain securities class action lawsuits commenced against Celestica that contain claims against the Company and other persons. These lawsuits allege, among other things, that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations." The claims in one such class action have been dismissed, but the plaintiffs are pursuing an appeal of the dismissal against us and two of our former officers. We believe that the allegations in the claims and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims and the appeal. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Dividend Policy

        We have not declared or paid any dividends to our shareholders. We will retain earnings for general corporate purposes to promote future growth; as such, our Board of Directors does not anticipate paying any dividends for the foreseeable future. Our Board of Directors will review this policy from time-to-time, having regard to our financial condition, financing requirements and other relevant factors.

B.    Significant Changes

        None.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

Market Information

        The subordinate voting shares are listed on the NYSE and the TSX. In the following tables, subordinate voting shares are referred to as SVS.

  The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2006	$12.02	$7.68	189,612,500
Year ended December 31, 2007	8.01	5.32	327,398,900
Year ended December 31, 2008	9.74	3.27	424,530,000
Year ended December 31, 2009	10.09	2.59	277,960,000
Year ended December 31, 2010	11.24	7.51	207,160,000

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2006	C$	13.93	C$	8.90	183,891,193
Year ended December 31, 2007		9.48		5.68	300,052,192
Year ended December 31, 2008		9.68		4.31	276,670,000
Year ended December 31, 2009		10.80		3.41	193,290,000
Year ended December 31, 2010		11.41		8.04	174,660,000

  The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2009
First quarter	$4.90	$2.59	71,890,000
Second quarter	7.74	3.73	86,630,000
Third quarter	10.09	6.15	60,450,000
Fourth quarter	9.77	7.89	58,990,000
Year ended December 31, 2010
First quarter	$11.24	$9.08	58,160,000
Second quarter	11.02	8.06	68,570,000
Third quarter	9.15	7.51	42,060,000
Fourth quarter	9.84	8.38	38,370,000

	TSX
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2009
First quarter	C$	5.98	C$	3.41	45,030,000
Second quarter		8.60		4.65	57,970,000
Third quarter		10.80		7.23	44,120,000
Fourth quarter		10.13		8.54	46,170,000
Year ended December 31, 2010
First quarter	C$	11.41	C$	9.63	40,460,000
Second quarter		11.01		8.60	47,470,000
Third quarter		9.41		8.04	43,460,000
Fourth quarter		9.95		8.58	43,270,000

  The high and low market prices for each month for the most recent six months based on market closing prices.

	NYSE
	High	Low	Volume
	(Price per SVS)
August 2010	$9.15	$7.51	13,960,000
September 2010	8.59	7.73	14,560,000
October 2010	8.98	8.38	11,620,000
November 2010	9.26	8.56	12,920,000
December 2010	9.84	9.02	13,830,000
January 2011	9.99	9.29	12,910,000

	TSX
	High		Low		Volume
	(Price per SVS)
August 2010	C$	9.27	C$	8.04	13,730,000
September 2010		8.87		8.13	18,130,000
October 2010		9.19		8.58	12,420,000
November 2010		9.33		8.71	19,390,000
December 2010		9.95		9.17	11,460,000
January 2011		9.91		9.21	13,400,000

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The subordinate voting shares are listed on the NYSE and the TSX.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

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

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, except as described under Item 10(E), "Taxation."

E.    Taxation

Material Canadian Federal Income Tax Considerations

        The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a U.S. Holder), who acquires subordinate voting shares and who, for purposes of the Income Tax Act (Canada) (the Canadian Tax Act) and the Canada-United States Income Tax Convention (1980) (the Tax Treaty) at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm's length and is not affiliated with Celestica, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to whom the subordinate voting shares are designated insurance property (as defined in the Canadian Tax Act).

        This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 22, 2011, and the current published administrative practices of the Canada Revenue Agency.

        This summary does not express an exhaustive discussion of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account the tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ significantly from the considerations described in this summary.

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

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property", as defined in the Canadian Tax Act, at the time of such disposition. Generally, subordinate voting shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the subordinate voting shares are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Celestica; and (B) more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the subordinate voting shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the subordinate voting shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, on the basis that the value of the subordinate voting shares should not be considered to derive or to have derived their value principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

Material United States Federal Income Tax Considerations

        The following discussion describes the material United States federal income tax consequences to United States Holders (as defined below) of subordinate voting shares. A United States Holder is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation), partnership or limited liability company created or organized in or under the laws of the United States or of any political subdivision thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has made an election under applicable U.S. Treasury regulations to be treated as a United States person. If a partnership (or limited liability company that is treated as a partnership) holds subordinate voting shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding subordinate voting shares, we suggest that you consult with your tax advisor. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase, hold or dispose of subordinate voting shares. This summary considers only United States Holders who will own subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). In this context, the term "capital assets" means, in general, assets held for investment by a taxpayer. Material aspects of U.S. federal income tax relevant to non-United States Holders are also discussed below.

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of December 31, 2010, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        United States Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income and further limitations may apply under the alternative minimum tax. A United States Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on subordinate voting shares to the extent that he or she has not held the subordinate voting shares for at least 15 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a United States Holder has substantially diminished his or her risk of loss on his or her subordinate voting shares are not counted toward meeting the 16-day holding period.

        Subject to possible future changes in U.S. tax law, individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2013 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Absent legislative action to extend the current rates, dividends paid after 2012 will be subject to tax, as ordinary income, at rates up to 39.6%. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

  Taxation of Disposition of Subordinate Voting Shares

        Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition. A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares." A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate taxpayers. Absent legislative action to extend the current rates, such maximum rate will increase to 20% for long-term capital gain that is recognized after 2012. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

  Tax Consequences if We Are a Passive Foreign Investment Company

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, if, in general, either (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. If Celestica was a

PFIC and a United States Holder did not make an election to treat the company as a "qualified electing fund" and did not make a mark-to-market election, each as described below, then:

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

  •
  the entire amount of gain that is realized by a United States Holder upon the sale or other disposition of shares would also be considered an excess distribution and would be subject to tax as described above; and

  •
  a United States Holder's tax basis in shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's tax basis, if lower.

        The special PFIC rules do not apply to a United States Holder if the United States Holder makes an election to treat the company as a "qualified electing fund" in the first taxable year in which he or she owns subordinate voting shares and if we comply with reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a United States Holder must file a completed IRS Form 8621 every year.

        A United States Holder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the United States Holder's adjusted tax basis in the PFIC shares. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. The subordinate voting shares would be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election would be made if Celestica were classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and United States Holders are strongly urged to consult their tax advisors concerning this election if Celestica is classified as a PFIC.

        Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2010, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Company which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, based on our current business plan, we may be a PFIC in 2011 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.

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

  Information Reporting and Back-up Withholding

        Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends and proceeds arising from certain sales or other taxable dispositions of subordinate voting shares will be subject to information reporting. Backup withholding tax, at the then applicable rate, will apply if a United States Holder (a) fails to furnish the United States Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that the United States Holder has previously failed to properly report items subject to backup withholding tax, or (c) fails to certify, under penalty of perjury, that the United States Holder has furnished the United States Holder's correct U.S. taxpayer identification number and that the IRS has not notified the United States Holder that the United States Holder is subject to backup withholding tax. However, United States Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a United States Holder's U.S. federal income tax liability, if any, or will be refunded, if the United States Holder follows the requisite procedures and timely furnishes the required information to the IRS. United States Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

        Recently enacted legislation requires U.S. individuals to report an interest in any "specified foreign financial asset" if the aggregate value of such assets owned by the U.S. individual exceeds $50,000 (or such higher amount as the IRS may prescribe in future guidance). Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2010, we had foreign currency contracts covering various currencies in an aggregate notional amount of $658.7 million. These contracts had a fair value net unrealized gain of U.S.$13.0 million at December 31, 2010 (December 31, 2009 — U.S.$8.0 million net unrealized gain).

	Expected Maturity Date
	2011	2012	2013 - 2015	2016 and thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
Contract amount in millions
Receive C$/Pay U.S.$
Contract amount	$293.1	$3.5	$—	$—	$296.6	$5.4
Average exchange rate	0.98	0.93
Receive Thai Baht/Pay U.S.$
Contract amount	$81.9	—	—	—	$81.9	$2.3
Average exchange rate	0.03
Receive Mexican Peso/Pay U.S.$
Contract amount	$71.0	—	—	—	$71.0	$1.5
Average exchange rate	0.08
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$62.6	—	—	—	$62.6	$1.8
Average exchange rate	0.31
Pay British Pound Sterling/Receive U.S.$
Contract amount	$56.9	—	—	—	$56.9	$1.4
Average exchange rate	1.58
Receive U.S.$/Pay Euro
Contract amount	$39.2	—	—	—	$39.2	$—
Average exchange rate	1.34
Receive Singapore $/Pay U.S.$
Contract amount	$23.4	—	—	—	$23.4	$1.0
Average exchange rate	0.74
Receive Romanian Lei/Pay U.S.$
Contract amount	$7.1	—	—	—	$7.1	$—
Average exchange rate	0.31
Pay Japanese Yen/Receive U.S.$
Contract amount	$7.5	—	—	—	$7.5	$(0.2)
Average exchange rate	0.01
Pay Swiss Franc/Receive U.S.$
Contract amount	$7.2	—	—	—	$7.2	$(0.2)
Average exchange rate	1.04
Pay Brazilian Real/Receive U.S.$
Contract amount	$3.7	—	—	—	$3.7	$—
Average exchange rate	0.59
Receive Czech Koruna/Pay U.S.$
Contract amount	$1.6	—	—	—	$1.6	$—
Average exchange rate	0.05

Total	$655.2	$3.5	$—	$—	$658.7	$13.0

Interest Rate Risk

        Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $4.0 million annually, assuming we borrow a maximum of $400.0 million under our recently renewed facility. See note 7 to the Consolidated Financial Statements in Item 18.

        We redeemed all of our outstanding Senior Subordinated Notes by March 31, 2010. See note 7 to the Consolidated Financial Statements in Item 18.

Item 12.    Description of Securities Other than Equity Securities

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares

        None.

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

Item 16.    [Reserved.]

Item 16A.    Audit Committee Financial Expert

        The Board of Directors has considered the extensive financial experience of Messrs. Crandall and Etherington and Ms. Koellner, including their respective experiences serving as the Chief Financial Officer and/or Vice President-Controller of a large U.S. and/or Canadian organization, and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes Oxley Act of 2002.

        The Board of Directors also determined that Messrs. Crandall and Etherington and Ms. Koellner are independent directors, as that term is defined in the NYSE listing standards.

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

Item 16C.    Principal Accountant Fees and Services

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

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2009 or 2010. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $3.4 million in 2010 (2009 — $3.4 million) for audit services.

Audit-Related Fees

        KPMG billed $0.7 million in 2010 (2009 — $0.3 million) for audit-related services.

Tax Fees

        KPMG billed $0.5 million in 2010 (2009 — $0.5 million) for tax compliance, tax advice and tax planning services.

Pre-approval Policies and Procedures Percentage of Services Approved by Audit Committee

        All KPMG services and fees are approved by the Audit Committee.

Percentage of Hours Expended on KPMG's engagement not performed by KPMG's full-time, permanent employees (if greater than 50%)

        Not applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA, the NYSE and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes Oxley Act of 2002. Today, we meet and often exceed not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Celestica complies with the TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. NYSE rules require approval of all equity compensation plans regardless of whether new issuances or treasury shares are used.

        We submitted a certificate of Craig H. Muhlhauser, our CEO, to the NYSE in 2010 certifying that he was not aware of any violation by Celestica of its corporate governance listing standards.

Corporate Social Responsibility

        We have a heritage of strong corporate citizenship and uphold policies and principles that focus our corporate social responsibility initiatives across five key focus areas: labor, ethics, the environment, occupational health and safety, and giving.

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

  –
  The Electronics Industry Citizenship Coalition (EICC), of which we were a founding member. The EICC's Code of Conduct outlines industry standards to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. Celestica is continually working to implement, manage and audit our compliance with this Code.

        In 2010, we launched our first integrated Corporate Social Responsibility Information Package. This package includes our Corporate Social Responsibility Report, Environmental Sustainability Report and Business Conduct Governance Policy and is available on our corporate website at http://www.celestica.com. These documents outline our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2011 and beyond.

 Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Restated Article of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.11	Bylaw No. 1	20-F	001-14382	March 23, 2010	1.11
1.12	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.13	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.14	Bylaw No. A	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11
2.4	Sixth Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders					X

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
2.5	Seventh Amendment dated November 17, 2010 to Revolving Trade Receivables Purchase Agreement between Celestica Inc., Celestica Corporation, Celestica Czech Republic S.R.O., Celestica Holdings PTE LTD, Celestica Valencia S.A., Celestica Hong Kong LTD., and Deutsche Bank AG, New York Branch					X
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation	20-F	0001-14382	March 23, 2010	4.1
4.2	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser	20-F	0001-14832	March 25, 2008	4.4
4.3	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Paul Nicoletti	20-F	0001-14832	March 25, 2008	4.5
4.4	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	0001-14832	March 25, 2008	4.6
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan	20-F	0001-14382	March 23, 2010	4.5
4.6	Amended & Restated Celestica Share Unit Plan					X
4.7	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.8	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.9	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	0001-14382	March 23, 2010	11.1
11.2	Business Conduct Governance Policy	20-F	0001-14382	March 23, 2010	11.2
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)*					X
15.1	Celestica Audit Committee Mandate	20-F	001-14832	March 21, 2006	15.1
15.2	Consent of KPMG LLP, Chartered Accountants					X

*
Pursuant to Commission Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 20-F and not "filed" as part of such report for purposes of Section 18 of the U.S. Exchange Act, or otherwise subject to the liability of Section 18 of the U.S. Exchange Act, and this certification will not be incorporated by reference into any filing under the U.S. Securities Act, or the U.S. Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELESTICA INC.
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Executive Vice President Chief Legal and Administrative Officer
Date: March 22, 2011

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

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 22, 2011

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's report on internal control over financial reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as at December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada March 22, 2011	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. and subsidiaries as at December 31, 2010 and 2009 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Toronto, Canada March 22, 2011	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As at December 31
	2009	2010
Assets
Current assets:
Cash and cash equivalents (note 19)	$937.7	$632.8
Accounts receivable	828.1	945.1
Inventories (note 2(f))	676.1	845.7
Prepaid and other assets (note 14(d))	74.5	87.0
Income taxes recoverable	21.2	15.6
Deferred income taxes (note 11)	5.2	5.2

	2,542.8	2,531.4
Property, plant and equipment (note 4)	393.8	368.7
Goodwill (note 5)	—	11.0
Intangible assets (note 5)	32.3	33.0
Other long-term assets (note 6)	137.2	159.5

	$3,106.1	$3,103.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$927.1	$1,176.2
Accrued liabilities (notes 10(a), 20(d) and (g))	331.9	330.9
Income taxes payable	38.0	55.4
Current portion of long-term debt (note 7)	222.8	—

	1,519.8	1,562.5
Accrued pension and post-employment benefits (notes 13 and 20(c))	75.4	81.2
Deferred income taxes (note 11)	28.0	30.3
Other long-term liabilities	7.1	8.3

	1,630.3	1,682.3
Shareholders' equity:
Capital stock	3,591.2	3,329.4
Treasury stock (note 8(e))	(0.4)	(15.9)
Contributed surplus	211.0	349.6
Deficit	(2,381.8)	(2,301.0)
Accumulated other comprehensive income	55.8	59.2

	1,475.8	1,421.3

	$3,106.1	$3,103.6

Commitments, contingencies and guarantees (note 16).
Canadian and United States accounting policy differences (note 20).
Subsequent events (note 7(a)).

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2008	2009	2010
Revenue	$7,678.2	$6,092.2	$6,526.1
Cost of sales	7,147.1	5,662.4	6,082.8

Gross profit	531.1	429.8	443.3
Selling, general and administrative expenses (SG&A) (note 2(s)(1))	292.0	244.5	250.2
Amortization of intangible assets (note 5)	26.9	21.9	15.6
Other charges (note 10)	885.2	68.0	68.4
Interest on long-term debt (note 7)	57.8	35.3	6.3
Other interest expense (income)	(15.3)	(0.3)	0.2

Earnings (loss) before income taxes	(715.5)	60.4	102.6
Income tax expense (recovery) (note 11):
Current	18.4	33.6	33.4
Deferred	(13.4)	(28.2)	(11.6)

	5.0	5.4	21.8

Net earnings (loss)	$(720.5)	$55.0	$80.8

Basic earnings (loss) per share	$(3.14)	$0.24	$0.35
Diluted earnings (loss) per share	$(3.14)	$0.24	$0.35
Shares used in computing per share amounts (in millions):
Basic	229.3	229.5	227.8
Diluted (note 2(r))	229.3	230.9	230.1
Net earnings (loss) in accordance with U.S. GAAP (note 20)	$(725.8)	$39.0	$80.9
Basic earnings (loss) per share, in accordance with U.S. GAAP (note 20)	$(3.17)	$0.17	$0.36
Diluted earnings (loss) per share, in accordance with U.S. GAAP (note 20)	$(3.17)	$0.17	$0.35

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

	Year ended December 31
	2008	2009	2010
Net earnings (loss)	$(720.5)	$55.0	$80.8
Other comprehensive income (loss), net of tax (note 9):
Currency translation adjustment	11.5	(1.6)	1.6
Reclass foreign currency translation to other charges	—	1.8	—
Change from derivatives designated as hedges	(58.0)	46.2	1.8

Comprehensive income (loss)	$(767.0)	$101.4	$84.2

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Warrants (note 8)	Deficit	Accumulated other comprehensive income (note 9)
Balance — December 31, 2007	$3,585.2	$(0.3)	$190.6	$3.1	$(1,716.3)	$55.9
Shares issued	3.3	—	—	—	—	—
Warrants cancelled	—	—	3.1	(3.1)	—	—
Purchase of treasury stock	—	(11.9)	—	—	—	—
Stock-based compensation	—	5.0	16.9	—	—	—
Other	—	—	1.0	—	—	—
Net loss for the year	—	—	—	—	(720.5)	—
Currency translation adjustment	—	—	—	—	—	11.5
Change from derivatives designated as hedges	—	—	—	—	—	(58.0)

Balance — December 31, 2008	3,588.5	(7.2)	211.6	—	(2,436.8)	9.4
Shares issued	2.7	—	—	—	—	—
Purchase of treasury stock (note 8)	—	(8.4)	—	—	—	—
Stock-based compensation	—	15.2	10.8	—	—	—
Reclass to accrued liabilities (note 8)	—	—	(13.3)	—	—	—
Other	—	—	1.9	—	—	—
Net earnings for the year	—	—	—	—	55.0	—
Currency translation adjustment	—	—	—	—	—	0.2
Change from derivatives designated as hedges	—	—	—	—	—	46.2

Balance — December 31, 2009	3,591.2	(0.4)	211.0	—	(2,381.8)	55.8
Shares issued	6.6	—	—	—	—	—
Repurchase of capital stock (note 8)	(268.4)	—	127.8	—	—	—
Purchase of treasury stock (note 8)	—	(26.2)	—	—	—	—
Stock-based compensation	—	10.7	19.1	—	—	—
Reclass to accrued liabilities (note 8)	—	—	(9.2)	—	—	—
Other	—	—	0.9	—	—	—
Net earnings for the year	—	—	—	—	80.8	—
Currency translation adjustment	—	—	—	—	—	1.6
Change from derivatives designated as hedges	—	—	—	—	—	1.8

Balance — December 31, 2010	$3,329.4	$(15.9)	$349.6	$—	$(2,301.0)	$59.2

See accompanying notes to consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2008	2009	2010
Cash provided by (used in):
Operations:
Net earnings (loss)	$(720.5)	$55.0	$80.8
Items not affecting cash:
Depreciation and amortization	109.2	100.4	87.8
Deferred income tax recovery (note 11)	(13.4)	(28.2)	(11.6)
Stock-based compensation	23.4	28.0	31.7
Restructuring charges (note 10)	1.1	3.8	0.3
Other charges (note 10)	850.3	9.5	14.4
Other	(0.2)	(4.0)	(6.2)
Changes in non-cash working capital items:
Accounts receivable	(132.8)	244.9	(111.8)
Inventories	4.5	110.2	(162.8)
Prepaid and other assets	22.5	21.7	(12.0)
Income taxes recoverable	5.7	(7.1)	5.6
Accounts payable and accrued liabilities	58.9	(265.2)	217.4
Income taxes payable	(0.5)	24.5	17.3

Non-cash working capital changes	(41.7)	129.0	(46.3)

Cash provided by operations	208.2	293.5	150.9

Investing:
Acquisitions, net of cash acquired (note 3)	—	—	(16.2)
Purchase of computer software and property, plant and equipment	(88.8)	(77.3)	(60.8)
Proceeds from sale of operations or assets	7.7	10.0	15.9
Other	0.3	1.0	—

Cash used in investing activities	(80.8)	(66.3)	(61.1)

Financing:
Repurchase of Senior Subordinated Notes (Notes) (note 7(b))	(30.4)	(495.8)	(231.6)
Proceeds from termination of swap agreements (note 7(c))	—	14.7	—
Issuance of share capital	2.1	2.7	4.6
Repurchase of capital stock (note 8(b))	—	—	(140.6)
Purchase of treasury stock (note 8(e))	(11.9)	(8.4)	(26.2)
Financing and other costs	(2.9)	(3.7)	(0.9)

Cash used in financing activities	(43.1)	(490.5)	(394.7)

Increase (decrease) in cash	84.3	(263.3)	(304.9)
Cash and cash equivalents, beginning of year	1,116.7	1,201.0	937.7

Cash and cash equivalents, end of year	$1,201.0	$937.7	$632.8

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

(b)   Use of estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing goodwill and long-lived assets, and to valuing our pension costs. We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(e)   Allowance for doubtful accounts:

        We record an allowance for doubtful accounts against accounts receivable that management believes are impaired. We record specific allowances against customer receivables based on our evaluation of the customers' credit worthiness and knowledge of their financial condition. We also consider the aging of the receivables, customer and industry concentrations, the current business environment, and historical experience. See notes 14(a) and 18.

(f)    Inventories:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. Cost includes direct materials, labor and overhead. In determining the net realizable value, we consider factors such as shrinkage, the aging of and future demand for the inventory, contractual arrangements with customers, and our ability to utilize inventory in other programs or return inventory to suppliers.

	2009	2010
Raw materials	$527.7	$637.1
Work in progress	54.1	81.3
Finished goods	94.3	127.3

	$676.1	$845.7

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

(h)   Goodwill:

        To the extent we have goodwill, we evaluate it annually or whenever events or changes in circumstances ("triggering events") indicate that we may not recover the carrying amount. Absent of any triggering events during the year, we conduct our goodwill assessment in the fourth quarter of the year to correspond with our planning cycle. We test impairment, using the two-step method, at the reporting unit level, by comparing the reporting unit's carrying amount to its fair value. We estimate the fair value of the reporting units using a variety of approaches including a market capitalization approach, a multiples approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, we may have an impairment of goodwill. We measure impairment by comparing the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. The process of determining fair values is subjective and requires management to exercise a significant amount of judgment in making assumptions about future results, including revenue and expense projections, discount rates and market multiples, at the reporting unit level. See note 10(b).

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

(j)    Impairment or disposal of long-lived assets:

        We review long-lived assets (comprised of property, plant and equipment and intangible assets) for impairment on an annual basis or whenever events or changes in circumstances ("triggering events") indicate that we may not recover the carrying amount. Absent of any triggering events during the year, we conduct our long-lived assets assessment in the fourth quarter of the year to correspond with our planning cycle. We classify assets as held-for-use or available-for-sale. We recognize an impairment loss on an asset classified as held-for-use when the carrying amount exceeds the projected undiscounted future net cash flows we expect from its use and disposal. We measure the loss as the amount by which the carrying amount exceeds its fair value, which we determine using either discounted cash flows or estimates of market value for certain assets, where available. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and expense projections and discount rates, as well as the valuation and use of appraisals for property. For assets available-for-sale, we recognize an impairment loss when the carrying amount exceeds the fair value less costs to sell. See note 10(c).

(k)   Pension and non-pension post-employment benefits:

        We accrue our obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method prorated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. Actual results could differ materially from the estimates originally made by management. Changes in these assumptions could impact future pension expense and pension funding. For the purpose of calculating the expected return on plan assets, we value assets at fair value. We amortize past service costs arising from plan amendments on a straight-line basis over the average remaining service period of employees active at the date of amendment. We amortize actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year, over the average remaining service period of active employees, except for plans where all, or almost all, of the employees are no longer active, in which we amortize over the average remaining life of the former employees. We measure plan assets and the accrued benefit obligations at December 31. The average amortization period of the pension plans is 27 years for 2009 and 26 years for 2010. The average remaining service period of active employees covered by the other post-employment benefit plans is 19 years for 2009 and 15 years for 2010. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains against unrecognized losses and record any excess gains when the curtailment occurs and all curtailment losses in the period in which it is probable that a curtailment will occur. Settlement gains or losses may arise from transactions in which we substantially discharge or settle all or part of our accrued benefit obligation thereby substantially eliminating the risks associated with the accrued benefit obligation and the assets used to effect the settlement. We recognize settlement gains or losses through operations in the period in which the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

settlement occurs. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. We record pension assets as other long-term assets and pension liabilities as accrued pension and post-employment benefits.

(l)    Deferred financing costs:

        We record financing costs as a reduction to the cost of the related debt which we amortize to operations using the effective interest rate method. We currently do not have any long-term debt.

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

        We translate the accounts of our self-sustaining foreign operations, for which the functional currency is not the U.S. dollar, into U.S. dollars using the current rate method. We translate assets and liabilities at the year-end rate of exchange, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these foreign operations in the foreign currency translation account included in other comprehensive income or loss (OCI).

Foreign currency hedging:

        We enter into forward exchange contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies and foreign-currency denominated balances. We do not enter into derivatives for speculative purposes.

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

        In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in our consolidated statement of operations. We record the gain or loss from these forward contracts at the same location where the underlying exposures are recognized in our consolidated statement of operations. For our non-designated hedges against our balance sheet exposures denominated in foreign currencies, we record the gains or losses from these forward contracts in SG&A.

Financial instruments:

        We recognize all financial assets and financial liabilities on our consolidated balance sheet at fair value, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which are carried at their amortized cost. We also recorded certain elements of our Notes at fair value while keeping the remaining amounts at amortized cost. We redeemed all of our outstanding Notes prior to March 31, 2010.

        All derivatives are measured at fair value in our consolidated balance sheet. We also treated the prepayment option on our Notes as derivatives. Derivative assets and liabilities arise from foreign currency forward contracts and interest rate swap agreements. The majority of our foreign currency forward contracts are designated as cash flow hedges. Prior to the termination in the first quarter of 2009, the interest rate swaps were designated as fair value hedges.

        In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent that it is effective, are recorded in OCI until the asset or liability being hedged is recognized in operations. Any cash flow hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain or loss in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain or loss in OCI is recognized in operations immediately. The effective portion of hedge gain or loss in OCI is released to operations as the hedged items are recognized in operations and at the same location where the hedged items are recorded in our consolidated statement of operations. For our current cash flow hedges, most of the underlying expenses that are being hedged are included in cost of sales.

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

        We are required to classify our financial instruments into the following specific categories: financial assets held-for-trading; loans and receivables; held-to-maturity investments; available-for-sale financial assets; financial liabilities held-for-trading; and financial liabilities measured at amortized cost. We classify accounts receivable as loans and receivables. Our derivative assets are included in prepaid and other assets and other long-term assets. Our derivative liabilities are included in accrued liabilities. Accounts payable and the majority of our accrued liabilities, excluding derivative liabilities, are classified as financial liabilities which are recorded at amortized

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

cost. Our Notes, comprised of elements recorded at fair value and amortized cost, were classified as financial liabilities. See note 7. We do not currently designate any financial assets as held-for-trading or available-for-sale.

(o)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in SG&A for 2010 were $3.0 (2009 — $7.0; 2008 — $7.6). No amounts were capitalized.

(p)   Restructuring charges:

        We record restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. These restructuring charges, which include employee terminations and contractual lease obligations, are only recorded when we incur the liability and can measure its fair value. The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with the planned restructuring activities, including estimating future sublease income and the net recoverable amount of property, plant and equipment to be disposed of. The estimated liability may change subsequent to its initial recognition, requiring adjustments to the expense and liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances. See note 10(a).

(q)   Stock-based compensation and other stock-based payments:

        We account for employee stock options using the fair-value method of accounting. We recognize the effect of actual forfeitures as they occur. We recognize compensation expense for stock options and equity-settled awards over the vesting period, on a straight-line basis, with a corresponding charge through contributed surplus. Compensation expense for share unit awards is based on the market value of shares at the time of grant. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. Notes 8(d) and (e) outline our stock-based compensation plans.

(r)   Earnings (loss) per share and weighted average shares outstanding:

        We follow the treasury stock method for calculating diluted per share results. The diluted per share calculation reflects the potential dilution from stock options. As a result of our net loss for 2008, we excluded 10.4 million stock options from the diluted per share calculation. In 2009 and 2010, we excluded 7.3 million and 4.7 million stock options, respectively, from the diluted per share calculations as they were out-of-the money.

(s)   Changes in accounting policies:

(1)   Goodwill and intangible assets:

        On January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and intangible assets." This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets. As required by this standard, we retroactively reclassified computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets and reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets. There was no impact on previously reported net earnings or loss. See note 5.

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

(t)    Recently issued accounting pronouncements:

(1)   International financial reporting standards (IFRS):

        In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011. IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers under IFRS. We have disclosed our significant IFRS accounting policy decisions, as well as the anticipated transitional adjustments, in our 2010 management's discussion and analysis.

(2)   Business combinations:

        In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs and restructuring charges will be expensed as incurred. This standard is equivalent to the IFRS on business combinations and is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

3.     ACQUISITIONS:

        In January 2010, we completed the acquisition of Scotland-based Invec Solutions Limited (Invec). Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market.

        The total purchase price for these acquisitions was $18.3 and was financed with cash. The amounts of goodwill and amortizable intangible assets arising from these acquisitions were $10.6 (the majority of which is not expected to be tax deductible) and $15.8, respectively. The purchase price for Allied Panels is subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately $9.4 at current exchange rates) if specific pre-determined financial targets are achieved through fiscal year 2012. Contingent payments, if any, will be recorded as part of the purchase price in the period the amounts can be reasonably estimated and the outcome is certain. At December 31, 2010, no contingent consideration was recorded.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

4.     PROPERTY, PLANT AND EQUIPMENT:

	2009
	Cost	Accumulated Depreciation	Net Book Value
Land	$35.7	$—	$35.7
Buildings	207.2	53.9	153.3
Building/leasehold improvements	90.6	63.9	26.7
Office equipment	36.1	33.1	3.0
Machinery and equipment	686.5	511.4	175.1

	$1,056.1	$662.3	$393.8

	2010
	Cost	Accumulated Depreciation	Net Book Value
Land	$36.0	$—	$36.0
Buildings	203.6	61.0	142.6
Building/leasehold improvements	88.0	65.2	22.8
Office equipment	35.2	32.6	2.6
Machinery and equipment	691.0	526.3	164.7

	$1,053.8	$685.1	$368.7

        At December 31, 2010, we had $35.5 (December 31, 2009 — $22.8) of assets that are available-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented. We have programs underway to sell these assets.

        Property, plant and equipment at December 31, 2010 includes $0.3 (December 31, 2009 — $5.9) of assets under capital lease and accumulated depreciation of $0.2 (2009 — $4.9) related thereto.

        Depreciation and rental expense for 2010 was $70.5 (2009 — $75.4; 2008 — $91.1) and $49.5 (2009 — $51.6; 2008 — $49.1), respectively.

5.     GOODWILL AND INTANGIBLE ASSETS:

  Goodwill:

        The following table details the changes in goodwill:

Goodwill
Balance — December 31, 2008 and 2009	$—
Acquisitions (note 3)	10.6
Foreign exchange	0.4

Balance — December 31, 2010	$11.0

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  Intangible Assets:

	2009
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$111.3	$111.3	$—
Other intangible assets	189.9	181.0	8.9
Computer software assets	255.7	232.3	23.4

	$556.9	$524.6	$32.3

	2010
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$111.3	$111.3	$—
Other intangible assets	202.3	186.9	15.4
Computer software assets	259.2	241.6	17.6

	$572.8	$539.8	$33.0

        The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Computer Software Assets	Total
Balance — December 31, 2008	$0.6	$19.5	$34.0	$54.1
Amortization	(0.2)	(8.6)	(13.1)	(21.9)
Impairment (i)	(0.4)	(2.0)	—	(2.4)
Additions	—	—	2.5	2.5

Balance — December 31, 2009	—	8.9	23.4	32.3
Amortization	—	(5.9)	(9.7)	(15.6)
Impairment (i)	—	—	(2.7)	(2.7)
Acquisitions (note 3)	—	12.0	3.8	15.8
Additions	—	—	2.9	2.9
Foreign exchange	—	0.4	(0.1)	0.3

Balance — December 31, 2010	$—	$15.4	$17.6	$33.0

(i)
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

As we finalized our 2011 plan, and in connection with our annual recoverability review of long-lived assets in the fourth quarter of 2010, we recorded an impairment charge of $2.7 to write-down computer software assets in the Americas and Europe.

Impairment is measured as the excess of the carrying amount over the fair value of the assets determined using discounted cash flows or estimates of market value for certain assets, where applicable. See note 10(c).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Amortization expense is as follows:

	Year ended December 31
	2008	2009	2010
Amortization of intellectual property	$1.1	$0.2	$—
Amortization of other intangible assets	14.0	8.6	5.9
Amortization of computer software assets (note 2(s)(1))	11.8	13.1	9.7

	$26.9	$21.9	$15.6

        We estimate our future amortization expense as follows, based on the existing intangible asset balances:

2011	$11.3
2012	5.7
2013	5.4
2014	4.2
2015	2.7
Thereafter	3.7

$33.0

6.     OTHER LONG-TERM ASSETS:

	2009	2010
Deferred pension (note 13)	$104.4	$117.8
Land rights	10.9	9.3
Deferred income taxes	14.4	25.3
Other	7.5	7.1

	$137.2	$159.5

7.     LONG-TERM DEBT:

	2009	2010
Secured, revolving credit facility (a)	$—	$—
Senior Subordinated Notes (b)(c)	222.8	—

	$222.8	$—

(a)
At December 31, 2010, we had a $200.0 revolving credit facility which was due to expire in April 2011. We are required to comply with certain restrictive covenants, including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We pledged certain assets, including the shares of certain North American subsidiaries, as security. The facility included a $25.0 swing-line facility that provided for short-term borrowings up to a maximum of seven days. The revolving credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at December 31, 2010. We were in compliance with all covenants at December 31, 2010. Commitment fees for 2010 were $2.1.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  In January 2011, we renewed our revolving credit facility on generally similar terms and conditions (including covenants and security for the facility) and increased the size of the facility to $400.0, with a maturity of January 2015.

  We also have uncommitted bank overdraft facilities available for intraday operating requirements which total $65.0 at December 31, 2010. There were no borrowings outstanding under these facilities at December 31, 2010.

(b)
In June 2004, we issued Notes due 2011 (2011 Notes) with a principal amount of $500.0 and a fixed interest rate of 7.875%. In June 2005, we issued Notes due 2013 (2013 Notes) with a principal amount of $250.0 and a fixed interest rate of 7.625%.

During 2008, we paid $30.4 to repurchase a portion of our 2011 Notes and our 2013 Notes and recognized a gain of $7.6 in other charges. During 2009, we paid $495.8 to repurchase the remaining 2011 Notes and recognized a gain of $19.5 in other charges. During 2010, we paid $231.6 to repurchase the remaining 2013 Notes and recognized a loss of $8.8 in other charges. The gains and losses were measured based on the carrying value of the repurchased portion of the Notes on the dates of repurchase. See note 10.

We redeemed all of our outstanding Notes prior to March 31, 2010.

(c)
In connection with the 2011 Notes, we entered into agreements to swap the fixed interest rate for a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 7.0% for 2009 through to the redemption of the debt (2008 — 6.5%). In February 2009, we terminated the interest rate swap agreements and received a $14.7 cash settlement.

We applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009. We also marked-to-market the bifurcated embedded prepayment options in our Notes until the options were terminated. The change in fair values each period was recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or debt redemption which we recorded in other charges. The mark-to-market adjustment fluctuated each period as it was dependent on market conditions, including interest rates, implied volatilities and credit spreads. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting in 2009 and recorded a $16.7 write-down, through other charges, in the carrying value of the embedded prepayment option on the 2011 Notes.

8.     CAPITAL STOCK:

(a)   Authorized:

        We are authorized to issue an unlimited number of subordinate voting shares (SVS or shares), which entitle the holder to one vote per share, and an unlimited number of multiple voting shares (MVS), which entitle the holder to 25 votes per share. Except as otherwise required by law, the SVS and MVS vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the SVS and MVS are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each MVS is convertible at any time at the option of the holder thereof and automatically, under certain circumstances, into one SVS. We are also authorized to issue an unlimited number of preferred shares, issuable in series.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(b)   Issued and outstanding:

Number of Shares (in millions)	SVS	MVS	Total SVS and MVS outstanding
Balance — December 31, 2008	199.6	29.6	229.2
Other share issuances (i)	0.3	—	0.3
Other (ii)	10.7	(10.7)	—

Balance — December 31, 2009	210.6	18.9	229.5
Other share issuances (i)	0.8	—	0.8
Share repurchase (iii)	(16.1)	—	(16.1)

Balance — December 31, 2010	195.3	18.9	214.2

Amount	SVS	MVS	Total SVS and MVS outstanding
Balance — December 31, 2008	$3,483.1	$105.4	$3,588.5
Other share issuances (i)	2.7	—	2.7
Other (ii)	38.0	(38.0)	—

Balance — December 31, 2009	3,523.8	67.4	3,591.2
Other share issuances (i)	6.6	—	6.6
Share repurchase (iii)	(268.4)	—	(268.4)

Balance — December 31, 2010	$3,262.0	$67.4	$3,329.4

Capital transactions:

  (i)
  During 2009 and 2010, we issued SVS as a result of the exercise of employee stock options.

  (ii)
  During 2009, Onex Corporation, our controlling shareholder who holds our outstanding MVS, converted 10.7 million MVS into 10.7 million SVS and then sold these SVS pursuant to a public offering.

  (iii)
  In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange to repurchase, at our discretion, until August 2, 2011 up to 18.0 million SVS on the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The total number of shares we may repurchase for cancellation under the NCIB is reduced by the number of shares purchased for our employee equity-based incentive programs. As of December 31, 2010, we have paid $140.6, including transaction fees, to repurchase for cancellation a total of 16.1 million shares at a weighted average price of $8.75 per share under the NCIB since its commencement. At December 31, 2010, 0.9 million shares remain eligible to be repurchased under the NCIB.

(c)   Warrants:

        In connection with an acquisition in 2004, we issued warrants which have since expired.

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

Celestica Share Unit Plan (CSUP):

        Under the CSUP, we may grant restricted share units and performance share units to eligible employees. Under the CSUP, we have the option to satisfy the delivery of the share units by purchasing SVS in the open market or by cash.

(d)   Stock option plans:

        We have granted stock options and performance options as part of our LTIP. Options are granted at prices equal to the market value on the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from the grant date.

        Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2008	10.0	$12.73
Granted	2.4	$4.51
Exercised	(0.3)	$6.36
Forfeited/Expired	(0.8)	$21.44

Outstanding at December 31, 2009	11.3	$11.20
Granted	0.8	$10.46
Exercised	(0.8)	$6.18
Forfeited/Expired	(0.8)	$25.38

Outstanding at December 31, 2010	10.5	$10.66

Shares reserved for issuance upon exercise of stock options or awards (in millions)	25.7

        The following options were outstanding at December 31, 2010:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$ 4.04 - $ 5.26	2.2	$4.62	8.1	0.4	$4.57
$ 5.38 - $ 6.05	1.3	$6.03	6.2	1.0	$6.04
$ 6.21 - $ 6.99	1.7	$6.53	7.0	0.8	$6.54
$ 7.06 - $10.20	1.4	$8.98	6.9	0.8	$8.67
$10.62 - $17.15	1.6	$14.00	4.8	1.2	$14.78
$17.57 - $25.75	1.0	$20.16	2.7	1.0	$20.16
$29.11 - $66.79	0.4	$34.48	1.6	0.4	$34.48
$ 9.73 - $13.89	0.6	$13.14	1.3	0.6	$13.14
$14.67 - $19.81	0.3	$16.27	0.9	0.3	$16.27

	10.5			6.5

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We amortize the estimated fair value of options to expense over the vesting period of three to four years, on a straight-line basis. We determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2008	2009	2010
Risk-free rate	1.0% - 3.3%	1.9% - 3.0%	2.6%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	38% - 59%	38% - 47%	53%
Expected option life (in years)	4.0 - 5.5	5.5	5.5
Weighted-average fair value of options granted	$3.12	$1.60	$5.13

        For 2010, we expensed $4.8 (2009 — $5.9; 2008 — $6.6) relating to the fair value of options.

(e)   Restricted share unit awards:

        We have granted restricted share units (RSUs) and performance share units (PSUs) as part of our LTIP and CSUP. These grants generally entitle the holder to receive one SVS or, at our discretion, the cash equivalent of the market value of a share at the date of vesting. Historically, we have generally settled these awards with shares purchased in the open market. The cost we record for equity-settled awards is based on the market value of our shares at the time of grant. We amortize this cost to compensation expense over the vesting period, on a straight-line basis, with a corresponding charge through contributed surplus.

        From time-to-time, we pay cash for the purchase of shares in the open market by a trustee to satisfy the delivery of shares to employees upon vesting of the awards under our long-term incentive plans. We classify these shares for accounting purposes as treasury stock until they are delivered to employees pursuant to the awards. During 2010, we paid $26.2 (2009 — $8.4) for the trustee to purchase 2.8 million (2009 — 1.0 million) shares in the open market. During 2010, we released 1.1 million (2009 — 2.6 million) of these shares to employees. At December 31, 2010, the trustee held 1.7 million shares, with an ascribed value of $15.9, for delivery under these plans. At December 31, 2009, the trustee held fewer than 0.1 million shares with an ascribed value of $0.4.

        We have elected to cash-settle certain awards due to limitations in the number of shares we could purchase in the open market. During the fourth quarter of 2010, we elected to settle certain PSUs vesting in the first quarter of 2011 with cash due to the terms of our NCIB. During the fourth quarter of 2009, we also elected to settle the share unit awards vesting in the first quarter of 2010 with cash due to certain covenants in our Notes. We currently expect to settle future awards with shares purchased in the open market. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. As a result of our decision to settle these awards with cash, we reclassified the accumulated balance of $9.2 in the fourth quarter of 2010 (fourth quarter of 2009 — $13.3), representing the grant date market value of vested awards, from contributed surplus to accrued liabilities. We also recorded mark-to-market adjustments on these cash-settled awards of $5.4 in the fourth quarter of 2010 (fourth quarter of 2009 — $10.9; first quarter of 2010 — $2.2).

        Since management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we expect to continue to account for these awards as equity-settled awards.

        The weighted-average grant date fair value of the share units awarded in 2010 was $10.04 per share (2009 — $4.19 per share; 2008 — $6.52 per share). During 2010, we recognized total compensation expense for share unit awards of $37.5 (2009 — $33.0; 2008 — $16.8), including mark-to-market adjustments of $7.6 (2009 — $10.9), in cost of sales and SG&A.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        RSUs granted before 2008 completely vest at the end of their respective terms, which is generally three years. RSUs granted in 2008 and thereafter vest approximately one-third each year. PSUs vest at the end of their respective terms, generally three years, to the extent that performance conditions have been met. The following table outlines the RSU and PSU transactions. As of December 31, 2010, none of the RSUs or PSUs were vested.

Number of RSUs and PSUs (in millions)	RSUs	PSUs
Outstanding at December 31, 2008	4.4	3.3
Granted	4.4	4.6
Forfeited/Expired	(0.3)	(0.2)
Exercised	(1.9)	(0.7)

Outstanding at December 31, 2009	6.6	7.0
Granted	1.9	1.8
Forfeited/Expired	(0.4)	(0.4)
Exercised	(3.3)	(0.7)

Outstanding at December 31, 2010	4.8	7.7

9.     ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:

	Year ended December 31
	2008	2009	2010
Opening balance of foreign currency translation account	$35.2	$46.7	$46.9
Currency translation adjustment	11.5	(1.6)	1.6
Release of cumulative currency translation to other charges (note 10(e))	—	1.8	—

Closing balance	46.7	46.9	48.5

Opening balance of unrealized net gain (loss) on cash flow hedges	20.7	(37.3)	8.9
Net gain (loss) on cash flow hedges (i)	(53.1)	14.4	23.0
Net loss (gain) on cash flow hedges reclassified to operations (ii)	(4.9)	31.8	(21.2)

Closing balance (iii)	(37.3)	8.9	10.7

Accumulated other comprehensive income	$9.4	$55.8	$59.2

(i)
Net of income tax expense of $0.8 for 2010 (2009 — $0.1 income tax benefit; 2008 — $0.8 income tax benefit).

(ii)
Net of income tax expense of $0.6 for 2010 (2009 — $0.6 income tax benefit; 2008 — $0.2 income tax benefit).

(iii)
Net of income tax expense of $0.3 at December 31, 2010 (December 31, 2009 — $0.1 income tax expense; December 31, 2008 — $0.4 income tax benefit).

        We expect that the majority of the gains on cash flow hedges reported in the 2010 accumulated OCI balance will be reclassified to operations during 2011, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

10.   OTHER CHARGES:

	Year ended December 31
	2008	2009	2010
Restructuring (a)	$35.3	$83.1	$55.3
Goodwill impairment (b)	850.5	—	—
Long-lived asset impairment (c)	8.8	12.3	8.9
Loss (gain) on repurchase of Notes (note 7(b))	(7.6)	(19.5)	8.8
Write-down of embedded prepayment option (note 7(c))	—	16.7	—
Recovery of damages (d)	—	(23.7)	(2.1)
Release of cumulative translation adjustment (e)	—	1.8	—
Other (f)	(1.8)	(2.7)	(2.5)

	$885.2	$68.0	$68.4

(a)   Restructuring:

        Between 2001 and 2004, we announced global restructuring plans as a result of end-market weakness and the shifting of manufacturing capacity from higher-cost regions in North America and Europe to lower-cost regions in Asia. During 2005 and 2006, we announced further plans to improve capacity utilization and accelerate margin improvements, primarily in our North America and Europe regions as end-market demand and profitability had not recovered to sustainable levels.

        In January 2008, we announced we would record restructuring charges of between $50 and $75 throughout 2008 and 2009. In July 2009, we announced additional restructuring charges of between $75 and $100. Combined, we expected to incur total restructuring charges up to $175 associated with this program. Since the beginning of 2008, we have recorded total restructuring charges of $173.7. Of that amount, we recorded $55.3 in 2010. As of December 31, 2010, we have recorded all of the restructuring charges related to this program. We recorded the restructuring charges in the period we finalized the detailed plans. The recognition of these charges required management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its initial recognition, requiring adjustments to our recorded expense and liability amounts.

        As of December 31, 2010, we accrued $15.3 in employee termination costs which remain unpaid at year end. We expect to pay the majority of such costs during the first half of 2011. We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities.

        Our restructuring actions included consolidating facilities and reducing our workforce. For leased facilities that have been vacated, the lease costs included in the restructuring costs are calculated on a discounted basis based on future lease payments less estimated sublease income. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision /adjustments	124.7	63.1	5.8	193.6	191.8	385.4
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision /adjustments	68.8	24.4	4.0	97.2	(2.3)	94.9
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Provision /adjustments	101.3	10.9	6.2	118.4	35.3	153.7
Cash payments	(110.6)	(32.0)	(4.1)	(146.7)	—	—

December 31, 2004	34.6	41.0	5.0	80.6	323.4	871.0
Provision /adjustments	122.7	20.7	5.7	149.1	11.0	160.1
Cash payments	(106.6)	(12.7)	(9.0)	(128.3)	—	—

December 31, 2005	50.7	49.0	1.7	101.4	334.4	1,031.1
Provision /adjustments	115.2	9.1	5.9	130.2	47.9	178.1
Cash payments	(89.8)	(16.7)	(6.1)	(112.6)	—	—
Settlement	(23.2)	—	—	(23.2)	—	—

December 31, 2006	52.9	41.4	1.5	95.8	382.3	1,209.2
Provision /adjustments	20.7	8.6	2.9	32.2	5.1	37.3
Cash payments	(64.6)	(13.5)	(3.8)	(81.9)	—	—

December 31, 2007	9.0	36.5	0.6	46.1	387.4	1,246.5
Charges /adjustments	31.9	1.4	0.9	34.2	1.1	35.3
Cash payments	(22.2)	(11.2)	(1.3)	(34.7)	—	—

December 31, 2008	18.7	26.7	0.2	45.6	388.5	1,281.8
Charges /adjustments	69.9	6.5	2.9	79.3	3.8	83.1
Cash payments	(64.9)	(12.4)	(2.6)	(79.9)	—	—

December 31, 2009	23.7	20.8	0.5	45.0	392.3	1,364.9
Charges /adjustments	41.4	10.9	2.7	55.0	0.3	55.3
Cash payments	(49.8)	(17.5)	(2.9)	(70.2)	—	—

December 31, 2010	$15.3	$14.2	$0.3	$29.8	$392.6	$1,420.2

(b)   Goodwill impairment:

        During the fourth quarter of 2008, we performed our annual goodwill impairment assessment and recorded a goodwill impairment charge of $850.5. This goodwill was allocated to our Asia reporting unit and was established primarily as a result of an acquisition in 2001. We completed our step one analysis using a combination of valuation approaches including a market capitalization approach, a multiples approach and a discounted cash flow. The market capitalization approach used our publicly traded stock price to determine fair value, adjusted upward for a control premium, which we allocated to the Asia reporting unit on a prorata basis

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

based on earnings. The multiples approach used an average of comparable trading multiples of our major competitors to arrive at a fair value, adjusted upward for a control premium. We applied a 20% control premium to the fair values, which we believed was a reasonable estimate based on past transactions in the EMS industry at December 31, 2008. The discounted cash flow method used revenue and expense projections and risk-adjusted discount rates to determine fair value. The process of determining fair value is subjective and required management to exercise a significant amount of judgment in determining future growth rates, discount rates and tax rates, among other factors. At that time, the economic environment had negatively impacted our ability to forecast future demand which in turn resulted in our use of a higher discount rate, reflecting the risk and uncertainty in the markets. We discounted our three-year projections using a 27% discount rate. We averaged the fair values derived from the above approaches to determine the estimated fair value of the Asia reporting unit. The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which was significantly below our book value, and the then deteriorating macro environment, which resulted in a decline in expected future demand. We performed the second step of the goodwill impairment assessment to quantify the amount of impairment. We engaged an independent third-party consultant to assist with our step two analysis. This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end-market deterioration and economic uncertainties impacting expected future demand at that time, we concluded that the entire goodwill balance as of December 31, 2008 of $850.5 was impaired. The goodwill impairment charge was non-cash in nature and did not affect our liquidity, cash flows from operating activities, or our compliance with debt covenants. The goodwill impairment charge was not deductible for income tax purposes and, therefore, we did not record a corresponding tax benefit in 2008.

        At December 31, 2009, we had no goodwill. During the fourth quarter of 2010, we performed our annual goodwill impairment assessment and determined there was no impairment. At December 31, 2010, our goodwill balance was $11.0.

(c)   Long-lived asset impairment:

        In 2008, we recorded a non-cash charge of $8.8 against property, plant and equipment in the Americas and Europe. In 2009, we recorded a non-cash charge of $12.3 against property, plant and equipment, primarily in Japan. In 2010, we recorded a non-cash charge of $8.9 against computer software assets and property, plant and equipment, in the Americas and Europe.

        We conducted our annual impairment assessment of long-lived assets in the fourth quarter of each year. We used the two-step method, by comparing the carrying amount of an asset, or group of assets, to the undiscounted cash flows from the use and eventual disposal of the asset. If the carrying amount exceeded the undiscounted cash flows, we performed step two by comparing the fair value of the asset to its carrying amount to determine the amount of impairment. We estimated fair value using discounted cash flows or estimates of market value for certain assets, where available. We used revenue and expense projections based on site submissions which were discounted using risk-adjusted rates. We worked with independent brokers to obtain the market prices to support our real property values.

(d)   Recovery of damages:

        In 2009, we received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. We recorded a recovery, net of estimated reserves, of $23.7 through other charges in 2009. In 2010, we released $2.1 of these reserves through other charges.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(e)   Release of cumulative translation adjustment:

        In 2009, we recorded a net loss of $1.8 for the release of the cumulative currency translation adjustment related to a liquidated foreign subsidiary.

(f)    Other:

        We realized recoveries on certain assets that were previously written down through other charges.

11.   INCOME TAXES:

	Year ended December 31
	2008	2009	2010
Earnings (loss) before income tax:
Canadian operations	$252.7	$(318.6)	$(156.3)
Foreign operations	(968.2)	379.0	258.9

	$(715.5)	$60.4	$102.6

Current income tax expense:
Canadian operations	$0.4	$29.5	$2.4
Foreign operations	18.0	4.1	31.0

	$18.4	$33.6	$33.4

Deferred income tax expense (recovery):
Canadian operations	$(4.9)	$(23.1)	$(15.5)
Foreign operations	(8.5)	(5.1)	3.9

	$(13.4)	$(28.2)	$(11.6)

        The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31
	2008	2009	2010
Combined Canadian federal and provincial income tax rate	33.5%	33.0%	31.0%
Income tax expense (recovery) based on earnings or loss before income taxes at statutory rate	$(239.7)	$19.9	$31.8
Impact on income taxes from:
Manufacturing and processing deduction	(4.9)	2.5	(0.4)
Foreign income taxed at lower rates	297.2	(119.2)	(72.2)
Foreign exchange	(131.9)	79.2	28.0
Other, including non-taxable and non-deductible items	46.6	38.5	67.5
Change in valuation allowance	3.1	(15.5)	(32.9)
Write-down of non-deductible goodwill	34.6	—	—

Income tax expense	$5.0	$5.4	$21.8

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following:

	December 31
	2009	2010
Deferred income tax assets:
Income tax effect of operating losses carried forward	$589.6	$588.7
Accounting provisions not currently deductible	28.8	27.8
Property, plant and equipment, intangible and other assets	98.4	79.1
Restructuring accruals	13.5	10.3

	730.3	705.9
Valuation allowance	(576.4)	(543.5)

	153.9	162.4

Deferred income tax liabilities:
Deferred pension asset	(26.7)	(30.8)
Unrealized foreign exchange gains	(134.0)	(131.0)
Share issue and debt issue costs	(1.6)	(0.4)

	(162.3)	(162.2)

Net deferred income tax asset (liability)	$(8.4)	$0.2

        The net deferred income tax asset (liability) is classified as follows:

	December 31
	2009	2010
Current	$5.2	$5.2
Long-term	(13.6)	(5.0)

Total	$(8.4)	$0.2

        In certain jurisdictions, we currently have significant operating losses and other deductible temporary differences that will reduce taxable income in these jurisdictions in future periods.

        Undistributed earnings of our foreign subsidiaries may be subject to additional tax upon repatriation to Canada. We have not recognized any tax liability for this additional tax as we do not currently plan to repatriate these earnings. The aggregate amount of such undistributed earnings is $593.7 at December 31, 2010 (December 31, 2009 — $443.1).

        We have been granted tax incentives, including tax holidays, for our China, Malaysia, Philippines and Thailand subsidiaries. The tax benefit arising from these incentives is approximately $28.4, or $0.12 per diluted share, for 2010; $26.2, or $0.11 per diluted share, for 2009; and $42.6, or $0.19 per diluted share, for 2008. As of December 31, 2010, we have tax incentives that expire between 2011 and 2015.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives we benefit from are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. We believe we will comply with the conditions of the tax incentives, however, changes in our outlook in any particular country could impact our ability to meet the conditions.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        As at December 31, 2010, our operating loss carry forwards by year of expiry are as follows:

Year of Expiry	Americas	Europe	Asia	Total
2011	$7.5	$176.3	$0.1	$183.9
2012	15.0	29.8	25.4	70.2
2013	15.2	13.8	10.8	39.8
2014	51.9	17.3	6.6	75.8
2015	39.2	11.0	3.6	53.8
2016	0.2	—	1.6	1.8
2017 - 2030	909.1	68.7	2.5	980.3
Indefinite	351.1	249.7	21.0	621.8

	$1,389.2	$566.6	$71.6	$2,027.4

        See note 16 regarding income tax contingencies.

12.   RELATED PARTY TRANSACTIONS:

        We have entered into a manufacturing agreement with a company under the control of our controlling shareholder. During 2010, we recorded revenue of $43.3 (2009 — $42.3) from this related party. At December 31, 2010, we had $4.9 (December 31, 2009 — $3.9) due from this related party. All transactions with this related party were in the normal course of operations and were recorded at the exchange amount as agreed to by the parties based on arm's length terms.

        See note 8(b)(ii).

13.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

        We provide pension and non-pension post-employment benefit plans for our employees. Pension benefits include traditional pension plans as well as supplemental pension plans. Some employees in Canada, Japan and the United Kingdom participate in defined benefit plans. Defined contribution plans are offered to certain employees, mainly in Canada and the U.S.

        We provide non-pension post-employment benefits (other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico and Thailand. These benefits include one-time retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments. Contributions made by us to support ongoing plan obligations have been included in the deferred asset or liability accounts on the balance sheet. The most recent statutory pension actuarial valuations were completed using measurement dates as of April 2010 and December 2008. The measurement dates to be used for the next actuarial valuation for pensions will be April 2013 and December 2011.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payments. The most recent actuarial valuations for non-pension post-employment benefits were completed using measurement dates of October 2009 and January 2010. The measurement dates of the next actuarial valuations for non-pension post-employment benefits will be January 2012 and October 2012. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The measurement date used for the accounting valuation for pension and non-pension post-employment benefits is December 31, 2010.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 57% to 58% (2009 — 45% to 53%) investment in fixed income, 36% to 39% (2009 — 45% to 53%) investment in equities through mutual funds, and 4% to 6% (2009 — 1%) in real estate/other investments. We employ passive investment approaches in our pension plan asset management strategy. Our pension funds do not invest directly in equities or derivative instruments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds. All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 14(c). At December 31, 2010, $185.0 (December 31, 2009 — $357.3) of our plan assets were measured using level 1 inputs of the fair value hierarchy, and $205.2 (December 31, 2009 — Nil) of our plan assets were measured using level 2 inputs of the fair value hierarchy. Plan assets are held with counterparty financial institutions each having a Standard and Poor's rating of A+ or above at December 31, 2010. Where a rating is not available, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty concentration risk is low.

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2009	2010	2009	2010
Equities through mutual funds	$171.3	$141.6	48%	36%
Fixed income	181.1	226.6	51%	58%
Other	4.9	22.0	1%	6%

Total	$357.3	$390.2	100%	100%

        The following tables provide a summary of the estimated financial position of our pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2009	2010	2009	2010
Plan assets, beginning of year	$286.5	$357.3	$—	$—
Employer contributions	22.3	23.9	3.2	3.7
Actual return on assets	41.6	37.7	—	—
Voluntary employee contributions	0.1	0.1	—	—
Plan settlements	(8.6)	(9.7)	—	(1.0)
Benefits and expenses paid	(20.8)	(21.4)	(3.2)	(2.7)
Foreign currency exchange rate changes	36.2	2.3	—	—

Plan assets, end of year	$357.3	$390.2	$—	$—

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2009	2010	2009	2010
Accrued benefit obligations, beginning of year	$326.7	$386.5	$66.1	$69.9
Service cost	2.9	3.0	2.2	2.3
Interest cost	20.0	21.2	4.4	4.0
Voluntary employee contributions	0.1	0.1	—	—
Actuarial losses (gains)	26.8	37.1	(6.8)	9.2
Plan amendments	—	—	—	(5.8)
Plan curtailments	(0.2)	0.7	(0.7)	(1.6)
Plan settlements	(8.1)	(9.7)	—	(1.0)
Benefits and expenses paid	(20.8)	(21.4)	(3.2)	(2.7)
Foreign currency exchange rate changes	39.1	2.9	7.9	3.7

Accrued benefit obligations, end of year	$386.5	$420.4	$69.9	$78.0

Excess of accrued benefit obligations over plan assets	$(29.2)	$(30.2)	$(69.9)	$(78.0)
Unrecognized actuarial losses	124.1	135.5	16.3	23.8
Unrecognized net transition obligation and prior service cost	(4.1)	(3.4)	(8.2)	(11.1)

Deferred (accrued) pension cost	$90.8	$101.9	$(61.8)	$(65.3)

        The following table reconciles the deferred (accrued) pension balances to those reported as of December 31, 2009 and 2010:

	2009			2010
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Accrued pension and post-employment benefit	$(13.6)	$(61.8)	$(75.4)	$(15.9)	$(65.3)	$(81.2)
Deferred pension assets (note 6)	104.4	—	104.4	117.8	—	117.8

	$90.8	$(61.8)	$29.0	$101.9	$(65.3)	$36.6

        The following table outlines the net periodic benefit cost as follows:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2008	2009	2010	2008	2009	2010
Service cost	$2.4	$2.9	$3.0	$2.5	$2.2	$2.3
Interest cost	23.0	20.0	21.2	4.2	4.4	4.0
Expected return on assets	(23.1)	(15.9)	(20.1)	—	—	—
Net amortization of prior service cost	(0.1)	(0.3)	(0.3)	(0.7)	(0.7)	(2.2)
Net amortization of actuarial losses	3.9	4.1	5.0	1.0	0.8	0.7
Curtailment/settlement loss (gain) (i)	0.1	2.1	5.1	(0.5)	(0.5)	(0.7)

	6.2	12.9	13.9	6.5	6.2	4.1
Defined contribution pension plan expense	11.8	10.7	9.7	—	—	—

Total expense for the year	$18.0	$23.6	$23.6	$6.5	$6.2	$4.1

(i)
During 2010, we incurred net curtailment and plan settlement gains and losses due to restructuring activities.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table outlines the actuarial assumption percentages used in measuring the accrued benefit obligations at December 31 and the net periodic benefit costs for the year ended December 31 as follows:

	Pension Plans			Other Benefit Plans
	2008	2009	2010	2008	2009	2010
Weighted average discount rate (i) for:
Accrued benefit obligations	5.9	5.7	5.1	6.5	6.4	5.5
Net periodic benefit cost	5.4	5.9	5.7	5.6	6.5	6.4
Weighted average rate of compensation increase for:
Accrued benefit obligations	3.2	3.5	3.5	4.7	4.7	4.7
Net periodic benefit cost	3.7	3.2	3.5	5.3	4.7	4.7
Weighted average expected long-term rate of return on plan assets (ii) for:
Net periodic benefit cost	5.9	5.2	5.7	—	—	—
Healthcare cost trend rate (iii) for:
Accrued benefit obligations	—	—	—	7.3	7.6	7.2
Net periodic benefit cost	—	—	—	7.8	7.3	7.6
Estimated rate for the following 12-month net periodic benefit cost	—	—	—	7.3	7.6	7.2

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

  (iii)
  The ultimate healthcare trend rate used to determine the cost of the benefits is estimated to steadily decline to 4.7% and is expected to be achieved in 2028.

        Assumed healthcare trend rates impact the amounts reported for healthcare plans. A one-percentage point change in the assumed healthcare trend rates has the following impact:

	Other Benefit Plans Year ended December 31
	2009	2010
1% Increase
Effect on accrued benefit obligation	$7.8	$8.1
Effect on service cost and interest cost	1.2	0.7
1% Decrease
Effect on accrued benefit obligation	$(6.5)	$(6.8)
Effect on service cost and interest cost	(0.8)	(0.6)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        At December 31, 2010, we have pension plans that have accrued benefit obligations of $271.7 in excess of plan assets of $227.8. We also have pension plans with plan assets of $162.4 that are in excess of accrued benefit obligations of $148.7.

        At December 31, 2010, the total accumulated benefit obligations for the pension plans was $419.3 and the accrued benefit obligations for the non-pension post-employment benefit plans was $78.0.

        In 2010, we made contributions to the pension plans of $33.6, of which $9.7 was for defined contribution plans and $23.9 was for defined benefit plans. We may, from time-to-time, make voluntary contributions to the pension plans. In 2010, we made contributions to the non-pension post-employment benefit plans of $3.7 to fund benefit payments.

        The estimated future benefit payments for the next 10 years, which reflect expected future service, and estimated employer contributions are as follows:

	Year	Pension Benefits	Other Benefits
Expected benefit payments:	2011	$18.2	$3.9
	2012	18.5	3.9
	2013	18.7	4.1
	2014	18.9	4.0
	2015	19.0	4.1
	2016 - 2020	101.7	26.0
Expected employer contributions:	2011	34.1	3.9

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

        Our major currency exposures at December 31, 2010, are summarized in U.S. dollar equivalents in the following table. For purposes of this table, we have included only those items which we classified as financial assets or liabilities which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as pension and post-employment benefits and income taxes.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2010.

	Chinese renminbi	Malaysian ringgit	Thai baht	Mexican peso	Canadian dollar
Cash and cash equivalents	$24.1	$1.7	$1.1	$2.7	$12.0
Accounts receivable	16.1	—	—	—	—
Other financial assets	1.4	0.5	1.7	—	—
Accounts payable and accrued liabilities	(27.7)	(15.8)	(17.5)	(20.6)	(39.8)

Net financial assets (liabilities)	$13.9	$(13.6)	$(14.7)	$(17.9)	$(27.8)

  Foreign currency risk sensitivity analysis:

        At December 31, 2010, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysian ringgit	Thai baht	Mexican peso	Canadian dollar
1% Strengthening
Net earnings	$0.1	$(0.3)	$(0.1)	$(0.2)	$1.8
Other comprehensive income	—	0.5	0.8	0.7	0.7
1% Weakening
Net earnings	(0.1)	0.3	0.1	0.2	(1.8)
Other comprehensive income	—	(0.5)	(0.8)	(0.7)	(0.7)

        Interest rate risk: We are exposed to interest rate risks as we have significant cash balances invested at floating rates. Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense, assuming maximum borrowings under our $200.0 revolving credit facility, by $2.0 annually.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. With respect to our financial market activities, we have adopted a policy of dealing only with creditworthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, our contracts are held by counterparty financial institutions each of which had a Standard and Poor's rating of A or above at December 31, 2010. In addition, we maintain cash and short-term investments in high-quality investments or on deposit with major financial institutions. In November 2010, we renewed our accounts receivable sales program on similar terms and conditions for an additional two years. This financial institution had a Standard and Poor's rating of A-1 at December 31, 2010. At December 31, 2010, we sold $60.0 under this program (December 31, 2009 — no accounts receivable sold). We believe the credit risk of counterparty non-performance is low.

        We also provide unsecured credit to our customers in the normal course of business. The financial instruments that potentially subject us to credit risk include our accounts receivable and inventory on hand and non-cancelable purchase orders in support of customer demand. We perform ongoing credit evaluations of our

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

customers' financial conditions. In certain instances, we may obtain letters of credit or other forms of security from our customers. We consider credit risk in determining our estimates of reserves for potential credit losses. The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. At December 31, 2010, we have one customer that individually represented more than 10% of total accounts receivable, and less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $5.1 at December 31, 2010 (December 31, 2009 — $7.5).

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. The maturity analysis of our derivative financial liabilities is included in note 14(d). We manage liquidity risk by maintaining a portfolio of liquid funds and investments, a revolving credit facility and intraday bank overdraft facilities. We believe that cash flow from operations, together with cash on hand, cash from the sales of accounts receivable, and borrowings available under our revolving credit and intraday bank overdraft facilities are sufficient to support our financial obligations.

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

        The carrying values of our Notes were comprised of elements recorded at fair value and amortized cost. The fair value of the prepayment options were estimated using option pricing models with inputs of observable market data, including interest rates, implied volatilities and credit spreads. We redeemed all of our outstanding Notes prior to March 31, 2010.

(c)   Fair value measurements:

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Financial assets and liabilities measured at fair value at December 31, 2009 and 2010 in the financial statements are summarized below:

	2009			2010
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$321.6	$—	$321.6	$20.6	$—	$20.6
Derivatives — foreign currency forward contracts	—	9.4	9.4	—	14.5	14.5

	$321.6	$9.4	$331.0	$20.6	$14.5	$35.1

Liabilities:
Derivatives — foreign currency forward contracts	$—	$1.4	$1.4	$—	$1.5	$1.5

	$—	$1.4	$1.4	$—	$1.5	$1.5

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Foreign currency forward contracts are valued using an income approach by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2009 or 2010.

(d)   Derivatives and hedging activities:

        We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows. At December 31, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$296.6	$0.98	13	$5.4
Thai baht	81.9	0.03	12	2.3
Mexican peso	71.0	0.08	12	1.5
Malaysian ringgit	62.6	0.31	12	1.8
British pound sterling	56.9	1.58	4	1.4
Euro	39.2	1.34	4	—
Singapore dollar	23.4	0.74	12	1.0
Japanese yen	7.5	0.01	1	(0.2)
Swiss franc	7.2	1.04	4	(0.2)
Romanian lei	7.1	0.31	6	—
Brazilian real	3.7	0.59	3	—
Czech koruna	1.6	0.05	3	—

Total	$658.7			$13.0

        At December 31, 2010, the fair value of these contracts was a net unrealized gain of $13.0 (December 31, 2009 — net unrealized gain of $8.0). This is comprised of $14.5 of derivative assets recorded in prepaid and other assets and other long-term assets, and $1.5 of derivative liabilities recorded in accrued liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We have not designated certain forward contracts to trade U.S. dollars as hedges and have marked these contracts to market each period through operations. We entered into these contracts to hedge against our balance sheet exposures, most significantly, in British pound sterling and Canadian dollar currencies.

15.   CAPITAL MANAGEMENT:

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility and intraday bank overdraft facilities and share capital.

        We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions. At December 31, 2010, we had access to a $200.0 revolving credit facility, access to $65.0 in intraday bank overdraft facilities and we could sell up to $250.0 in accounts receivable (sold $60.0 at December 31, 2010) under an accounts receivable sales program to provide short-term liquidity. Our revolving credit facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. The facility also contains financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. We closely monitor our business performance to evaluate compliance with our covenants. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants. In January 2011, we renewed our revolving credit facility on generally similar terms and conditions (including covenants and security for the facility) and increased the size of the facility to $400.0, with a maturity of January 2015. Our accounts receivable sales program is available until November 2012.

        We redeemed all of our outstanding Notes prior to March 31, 2010. We also commenced an NCIB for up to 9% of our outstanding SVS in July 2010. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders. We have and expect to, from time-to-time, purchase shares in the open market for delivery to employees upon vesting of awards under our long-term incentive plans.

        Our capital risk management strategy has not changed since 2009. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2010, we have operating leases that require future payments as follows:

Operating Leases
2011	$33.4
2012	17.7
2013	13.4
2014	7.8
2015	5.4
Thereafter	21.8

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes,

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

utility commitments and certain bank guarantees. At December 31, 2010, these contingent liabilities amounted to $49.5 (December 31, 2009 — $50.2).

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

Litigation:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs have filed a notice to appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but are not appealing the dismissal of its claims against one of our directors and Onex Corporation. The briefing process on the appeal has not yet commenced. A parallel class proceeding remains against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in the claim and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending both the Canadian claim and the appeal. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

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

        In connection with ongoing tax audits in Hong Kong, tax authorities have taken the position that income reported by one of our Hong Kong subsidiaries in 1999 through 2008 should have been materially higher as a result of certain inter-company transactions. In July 2010, we submitted a proposed settlement of this tax audit to the Hong Kong tax authorities; if accepted, the taxes and penalties would total approximately 129.5 million Hong Kong dollars (approximately $16.6 at current exchange rates), including the impact on future periods as a result of the reversal of tax attributes. There can be no assurance as to the final resolution of these proceedings.

        In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary's tax liability would increase by approximately 43.5 million Brazilian reais (approximately $26.1 at current exchange rates). In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. We have not accrued for any potential adverse tax impact as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 63.7 million Brazilian reais (approximately $38.2 at current exchange rates).

        The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

17.   SEGMENT AND GEOGRAPHIC INFORMATION:

        The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our reportable segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

(i)
The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the level of program wins or losses with new, existing or disengaging customers, the phasing in or out of programs; and changes in customer demand. During the fourth quarter of 2010, we reclassified a

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  customer program from our consumer end market to our enterprise communications end market. Comparative percentages have been recalculated to conform to the current period's presentation.

	Year ended December 31
	2008	2009	2010
Consumer	22%	28%	25%
Enterprise Communications	26%	22%	24%
Telecommunications	15%	15%	13%
Servers	16%	13%	14%
Storage	10%	12%	12%
Industrial, Aerospace and Defense, and Healthcare	11%	10%	12%
(ii)
The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2008	2009	2010
China	19%	16%	14%
Thailand	18%	18%	21%
Mexico	14%	23%	27%
Malaysia	*	*	11%
Canada	11%	*	*

*
less than 10% in the period indicated

(iii)
The following table details our property, plant and equipment allocated among countries exceeding 10%:

	December 31
	2008	2009	2010
China	25%	24%	22%
Canada	10%	10%	11%
Thailand	14%	13%	14%
Mexico	14%	20%	18%
Romania	*	*	11%

*
less than 10% in the period indicated

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

18.   SIGNIFICANT CUSTOMERS:

        During 2008, no customer represented more than 10% of total revenue. At December 31, 2008, two customers individually represented more than 10% of total accounts receivable.

        During 2009, one customer individually comprised 17% of total revenue. At December 31, 2009, one customer individually represented more than 10% of total accounts receivable.

        During 2010, one customer individually comprised 20% of total revenue. At December 31, 2010, one customer individually represented more than 10% of total accounts receivable.

19.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Year ended December 31
	2008	2009	2010
Paid during the year:
Interest (a)	$65.4	$64.8	$15.0
Taxes (b)	$17.0	$16.6	$10.7

(a)
This includes interest paid on the Notes. Interest on the Notes was payable in January and July of each year until maturity or earlier repurchase or redemption. We redeemed all of our outstanding Notes prior to March 31, 2010.

(b)
Cash taxes paid are net of income taxes recovered.

        Cash and cash equivalents are comprised of the following:

	December 31
	2009	2010
Cash (i)	$259.8	$242.6
Cash equivalents (i)	677.9	390.2

	$937.7	$632.8

(i)
Our current portfolio consists of certain money market funds that hold exclusively U.S. government securities, and certificates of deposit. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2010 a Standard and Poor's rating of A-1 or above.

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

	Year ended December 31
	2008	2009	2010
Net earnings (loss) in accordance with Canadian GAAP	$(720.5)	$55.0	$80.8
Gain on foreign exchange contract, net of tax (a)	(15.3)	—	—
Impact of debt instruments and interest rate swaps, net of tax (b)	2.4	(8.9)	1.0
Tax uncertainties (h)	7.6	(7.6)	—
Stock-based compensation expense (e)	—	0.5	0.1
Acquisition-related costs (j)	—	—	(1.0)

Net earnings (loss) in accordance with U.S. GAAP	$(725.8)	$39.0	80.9
Other comprehensive income (loss):
Other comprehensive income (loss) in accordance with Canadian GAAP	(46.5)	46.4	3.4
Changes to funded status of defined benefit pension and other post-employment benefit plans (c)	16.3	(1.8)	(16.5)

Comprehensive income (loss) in accordance with U.S. GAAP	$(756.0)	$83.6	$67.8

        The following table details the computation of U.S. GAAP basic and diluted earnings (loss) per share:

	Year ended December 31
	2008	2009	2010
Net earnings (loss) attributable to common shareholders — basic and diluted	$(725.8)	$39.0	$80.9
Weighted average shares — basic (in millions)	229.3	229.5	227.8
Weighted average shares — diluted (in millions) (1)	229.3	230.9	230.1
Basic earnings (loss) per subordinate voting share (2)	$(3.17)	$0.17	$0.36
Basic earnings (loss) per multiple voting share (2)	$(3.17)	$0.17	$0.36
Diluted earnings (loss) per share	$(3.17)	$0.17	$0.35

(1)
As a result of our net loss for 2008, we excluded 10.4 million stock options from the diluted per share calculation. In 2009 and 2010, we excluded 7.3 million and 4.7 million stock options, respectively, from the diluted per share calculations as they were out-of-the money.

(2)
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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The cumulative effect of these adjustments on our shareholders' equity is as follows:

	As at December 31
	2008	2009	2010
Shareholders' equity in accordance with Canadian GAAP	$1,365.5	$1,475.8	$1,421.3
Impact of debt instruments and interest rate swaps, net of tax (b)	7.9	(1.0)	—
Recognition of funded status of benefit plans, net of tax (c)	(126.2)	(128.0)	(144.5)
Tax uncertainties (h)	7.6	—	—
Acquisition-related costs (j)	—	—	(1.0)

Shareholders' equity in accordance with U.S. GAAP	$1,254.8	$1,346.8	$1,275.8

(a)
In 2001, we entered into a forward exchange contract to hedge the cash portion of the purchase price for one acquisition. This transaction did not qualify for hedge accounting treatment under U.S. GAAP, which specifically precludes hedges of forecasted business combinations. We recorded a gain on the exchange contract in operations in 2001 for U.S. GAAP. For Canadian GAAP, we deferred this gain by reducing goodwill. Goodwill was lower for Canadian GAAP than U.S. GAAP. In 2008, we wrote off the entire goodwill balance for Canadian and U.S. GAAP, thereby releasing that gain to operations for Canadian GAAP purposes. As a result, this is no longer a reconciling item for U.S. GAAP.

(b)
We have recorded an adjustment to reflect the difference in accounting for our Notes, including the treatment of our prepayment options and our interest rate swap agreements, under Canadian and U.S. GAAP. The prepayment options in our Notes qualified as embedded derivatives under Canadian GAAP and were bifurcated for reporting. This bifurcation was not required under U.S. GAAP. The adjustments recorded in operations for the embedded derivatives were reversed for U.S. GAAP. In 2004, we entered into interest rate swap agreements to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate. We applied fair value hedge accounting to our 2011 Notes and interest rate swaps using the "shortcut" method for U.S. GAAP. For Canadian GAAP, we adopted the "long-haul" method to evaluate the effectiveness of this hedge relationship. The differences in the changes in fair values between the interest rate swaps and the hedged debt obligation were reversed from operations for U.S. GAAP. In 2009, we terminated the interest rate swap agreements and discontinued fair value hedge accounting. We repurchased Notes in each of 2008, 2009 and 2010. The gains or losses on these repurchases were adjusted under U.S. GAAP since the carrying values of the Notes were not affected by the bifurcation of embedded derivatives, or by the subsequent adjustments under Canadian GAAP. As of March 31, 2010, we have redeemed all of our outstanding Notes. As a result, there are no further reconciling items for U.S. GAAP related to our Notes.

(c)
As a result of adopting certain pension standards in 2006, we recorded a net pension liability for U.S. GAAP, representing the funded status of pension and other post-retirement benefit plans, and charged accumulated other comprehensive loss. Changes to the funded status after initial adoption are recognized through comprehensive income (loss) in the year of the change. The estimated amounts that will be amortized from accumulated other comprehensive income (loss) during 2011 are as follows: a $2.4 gain in prior service costs and a net loss of $6.7. There are no pension plan assets that are expected to be returned to us during 2011.

(d)
Accrued liabilities include $127.0 at December 31, 2010 (December 31, 2009 — $97.2) relating to payroll and benefit accruals.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

Other disclosures required under U.S. GAAP:

(e)
Stock-based compensation:

  We applied the fair-value method of accounting for awards granted after December 31, 2005 and, accordingly, have recorded compensation expense through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest.

  At December 31, 2010, we have total compensation costs relating to unvested awards that have not yet been recognized of $34.2 (December 31, 2009 — $33.6), net of estimated forfeitures. Compensation cost will be amortized on a straight-line basis over the remaining weighted-average period of approximately two years and will be adjusted for subsequent changes in estimated forfeitures. There was no difference between Canadian and U.S. GAAP for 2008. We recorded a reduction of $0.1 to our U.S. GAAP compensation expense for 2010 (2009 — reduction of $0.5).

  As of December 31, 2010, the weighted average remaining life of exercisable options is 4.3 years.

(f)
Accumulated other comprehensive loss:

	Year ended December 31
	2008	2009	2010
Accumulated other comprehensive income in accordance with Canadian GAAP	$9.4	$55.8	$59.2
Opening balance related to pension and non-pension post-employment benefit plans	(142.5)	(126.2)	(128.0)
Recognition of funded status of defined benefit pension and other post-employment benefit plans, net of tax (c)	16.3	(1.8)	(16.5)

Closing balance	(126.2)	(128.0)	(144.5)

Accumulated other comprehensive loss in accordance with U.S. GAAP	$(116.8)	$(72.2)	$(85.3)

(g)
Warranty liability:

  We record a liability for future warranty costs based on management's best estimate of probable claims under our product or service warranties. The accrual is based on the terms of the warranty which vary by customer, product or service and historical experience. We regularly evaluate the appropriateness of the remaining accrual.

  The following table details the changes in the warranty liability:

	2008	2009	2010
Balance at January 1	$24.8	$20.7	$13.8
Accruals	14.0	3.9	4.2
Payments	(18.1)	(10.8)	(7.8)

Balance at December 31	$20.7	$13.8	$10.2

(h)
Accounting for uncertainty in income taxes:

  In 2008, we recorded a provision of $7.6 to account for tax uncertainties under Canadian GAAP, which we did not recognize under U.S. GAAP due to timing. We recognized these tax uncertainties for U.S. GAAP in 2009.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits, inclusive of interest and penalties, is as follows:

	2008	2009	2010
Balance at January 1	$79.8	$70.8	$134.9
Additions based on tax provisions related to the current year	3.8	1.4	0.5
Increases (reductions) due to foreign exchange	(9.8)	9.3	6.9
Increases for tax positions of prior years	9.3	64.8	34.5
Reductions relating to settlements	(12.3)	(11.4)	—

Balance at December 31	$70.8	$134.9	$176.8

  The total amount of unrecognized tax benefits for 2010 of $172.4 (2009 — $108.9; 2008 — $61.5), if recognized, would reduce our annual effective tax rate. We expect our unrecognized tax benefits to change significantly over the next 12 months as a result of ongoing Canadian and foreign tax audits. However, we are unable to estimate the range of possible change.

  We recognize accrued interest and penalties related to unrecognized tax benefits in current tax expense. We accrued net potential interest and penalties of $4.9 related to the unrecognized tax benefits during 2010 (2009 — $30.7; 2008 — $3.2). At December 31, 2010, we have recorded a net liability for potential interest and penalties of $63.6 (December 31, 2009 — $55.8).

  We are subject to taxes in the following jurisdictions: Canada, United States, Mexico, Brazil, Spain, Czech Republic, Romania, Hungary, Switzerland, Austria, France, the United Kingdom, Hong Kong, China, India, Japan, Thailand, Singapore and Malaysia, all with varying statutes of limitations.

  Generally, the tax years 2001 through 2010 remain subject to examination by tax authorities with the exception of the following jurisdictions in which earlier years remain subject to examination by tax authorities:

Years
Canada (specific item under waiver)	1998 - 2000
Hong Kong	1998 - 2000
(i)
Fair value measurements:

  In 2008, we adopted the standard "Fair value measurements," which defines fair value and prescribes methods for measuring fair value, including a three level hierarchy of the inputs used to measure fair value. See note 14 for the disclosure of our financial assets and liabilities which are measured at fair value.

  Effective January 1, 2009, these standards also applied to non-financial assets and liabilities. In 2010, we recorded an impairment charge to write-down certain assets included in property, plant and equipment to fair value. The fair value of those assets at December 31, 2010 was $5.0 (2009 — $18.4) which we measured using level 3 inputs in the fair value hierarchy.

  We carry property, plant and equipment at amortized cost. We record impairment losses when the carrying amount exceeds the undiscounted future net cash flows we expect from their use and disposal. The process of determining fair values is subjective and we exercise judgment in making assumptions about future results, including revenue and expense projections and discount rates, as well as the valuation and use of appraisals for property. The process and assumptions used to determine these fair values qualify as level 3 unobservable inputs. We will continue to amortize these assets using their new fair values, over the remaining useful lives of the assets.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(j)
Business combinations:

  Effective January 1, 2009, we adopted the standard "Business combinations (revised 2007)," which requires the use of fair value accounting for business combinations. Equity securities issued as consideration in a business combination are recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination were agreed to and announced. Acquisition-related costs such as transaction costs are expensed under this standard. We incurred transaction costs of $1.0 related to the acquisitions we completed in 2010. Under Canadian GAAP, we capitalized these costs in goodwill. We have deducted these costs from operations for U.S. GAAP. This standard also requires us to record the fair value of contingent payments related to our Allied Panels acquisition. Our goodwill and long-term liabilities will each increase by $4.6. This adjustment does not impact our shareholders' equity for U.S. GAAP. At December 31, 2010, no contingent consideration was recorded under Canadian GAAP.

(k)
Inventory:

  During 2010, we recorded a net inventory valuation reversal through cost of sales, primarily to reflect realized gains on the disposition of inventory previously written down. Since none of the reversals has the effect of increasing the value of inventory on hand at December 31, 2010, there is no reconciling item for U.S. GAAP related to inventory.

(l)
Recently adopted United States accounting pronouncements:

  Effective for 2009, we adopted the standard "Disclosures about derivative instruments and hedging activities (an amendment)," which requires enhanced disclosures related to an entity's derivative instruments and hedging activities. See notes 2(n), 7 and 14.

  Effective for 2009, we adopted the standard "Employers disclosure about post-retirement benefit plan assets," which requires additional disclosures about plan assets for defined benefit pension and other post-retirement benefit plans. Disclosures are required on investment policies and strategies, categories of plan assets, fair value measurement of plan assets and concentration risks. This standard also requires plan sponsors to classify their plan assets using the fair value hierarchy to determine fair value. The three levels of fair value hierarchy, based on the reliability of inputs, is described in note 14(c). At December 31, 2010, our plan assets were measured at fair value using level 1 and level 2 inputs. The adoption of this standard did not have a material impact on our consolidated financial statements. See note 13.

  In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada. IFRS will replace Canadian GAAP effective January 1, 2011. We will prepare our consolidated financial statements with comparative data in accordance with IFRS effective for 2011. In 2008, the Securities and Exchange Commission adopted rules to accept filings of financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board without reconciliation to U.S. GAAP. As a result, a reconciliation note to U.S. GAAP will no longer be presented in our consolidated financial statements for 2011.

21.   COMPARATIVE INFORMATION:

        We have reclassified certain prior year information to conform to the current year's presentation.