Form 20-F
period 2011-12-31
CELESTICA INC
filed 2012-03-22
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2011
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
Manny Panesar
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

197,564,498 Subordinate Voting Shares	0 Preference Shares
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

☒ Large accelerated filer                          ☐ Accelerated filer                           ☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

U.S. GAAP ☐        International Financial Reporting Standards as issued by the International Accounting Standards Board ☒        Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

 Part I

        In this Annual Report, "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2011. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$0.9887.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 22, 2012, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

Forward-Looking Statements

        Item 4, "Information on the Company," Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the Securities Exchange Act of 1934 as amended, or the U.S. Exchange Act, and applicable Canadian securities legislation including those related to our future growth; trends in our industry; our financial or operational results, including our quarterly earnings and revenue guidance; the impact of program wins or losses and acquisitions on our financial results and working capital requirements; anticipated expenses, capital expenditures, benefits or payments; our financial or operational performance; our expected tax outcomes; our cash flows and financial targets; and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may," "will," "should" or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation.

        Forward-looking statements are not guarantees of future performance. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information — Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

  •
  our dependence on a limited number of customers and on our customers' ability to compete and succeed in their marketplace for the products we manufacture;

  •
  the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry;

  •
  the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand from our customers;

  •
  the challenges of managing changing commodity and labor costs;

  •
  disruptions to our operations, or those of our customers, component suppliers or our logistics partners, resulting from local events, including natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate;

  •
  our inability to retain or expand our business due to execution problems relating to the ramping of new programs;

  •
  the delays in the delivery and/or general availability of various components used in our manufacturing process;

  •
  the challenge of managing our financial exposures to foreign currency volatility;

  •
  our dependence on industries affected by rapid technological change;

  •
  variability of operating results among periods;

  •
  our ability to successfully manage our international operations;

  •
  increasing income taxes and our inability to successfully defend tax audits or meet the conditions of tax incentives;

  •
  the completion of our restructuring activities or integration of our acquisitions; and

  •
  the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers.

        Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following:

  •
  forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services;

  •
  the timing and execution of, and investments associated with, ramping new business;

  •
  the success in the marketplace of our customers' products;

  •
  general economic and market conditions;

  •
  currency exchange rates;

  •
  pricing and competition;

  •
  anticipated customer demand;

  •
  supplier performance and pricing;

  •
  commodity, labor, energy and transportation costs;

  •
  operational and financial matters; and

  •
  technological developments.

        Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

        Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report and the documents, if any, that we incorporate by reference with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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

        The Consolidated Financial Statements for 2010 and 2011 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial information in the below tables for 2007, 2008, 2009 and 2010 was prepared in accordance with prior Canadian generally accepted accounting principles (GAAP) which conform in all material respects with U.S. GAAP except as described in footnote 6 below. GAAP differs in some respects from IFRS. We have provided an explanation of how the transition to IFRS has affected our reported financial position, financial performance and cash flows in note 3 to the Consolidated Financial Statements in Item 18.

	Year ended December 31
	2010(1)	2011(1)
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (IFRS):
Revenue	$6,526.1	$7,213.0
Cost of sales	6,082.0	6,721.6

Gross profit	444.1	491.4
Selling, general and administrative expenses (SG&A)(2)	252.1	267.2
Amortization of intangible assets	15.8	13.5
Other charges(3)	49.9	6.5
Finance costs(4)	6.9	5.4

Earnings before income taxes	119.4	198.8
Income tax expense	18.2	3.7

Net earnings	$101.2	$195.1

Other Financial Data (IFRS):
Basic earnings per share	$0.44	$0.90
Diluted earnings per share	$0.44	$0.89
Property, plant and equipment and computer software cash expenditures	$60.8	$62.3
Shares used in computing per share amounts (in millions):
Basic	227.8	216.3
Diluted	230.1	218.3

	As at December 31
	2010(1)	2011(1)
	(in millions)
Consolidated Balance Sheet Data (IFRS):
Cash and cash equivalents	$632.8	$658.9
Working capital(5)	1,009.1	1,116.0
Property, plant and equipment	332.2	322.7
Total assets	3,013.9	2,969.6
Equity	1,282.9	1,463.8

	Year ended December 31
	2007(1)	2008(1)	2009(1)	2010(1)
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$8,070.4	$7,678.2	$6,092.2	$6,526.1
Cost of sales	7,648.0	7,147.1	5,662.4	6,082.8

Gross profit	422.4	531.1	429.8	443.3
SG&A(2)	271.7	292.0	244.5	250.2
Amortization of intangible assets	44.7	26.9	21.9	15.6
Integration costs related to acquisitions	0.1	—	—	—
Other charges(3)	47.6	885.2	68.0	68.4
Interest expense(4)	51.2	42.5	35.0	6.5

Earnings (loss) before income taxes	7.1	(715.5)	60.4	102.6
Income tax expense	20.8	5.0	5.4	21.8

Net earnings (loss)	$(13.7)	$(720.5)	$55.0	$80.8

Other Financial Data (Canadian GAAP):
Basic earnings (loss) per share	$(0.06)	$(3.14)	$0.24	$0.35
Diluted earnings (loss) per share	$(0.06)	$(3.14)	$0.24	$0.35
Property, plant and equipment and computer software cash expenditures	$63.7	$88.8	$77.3	$60.8
Consolidated Statements of Operations Data (U.S. GAAP)(6):
Net earnings (loss)	$(16.1)	$(725.8)	$39.0	$80.9
Shares used in computing per share amounts (in millions):
Basic	228.9	229.3	229.5	227.8
Diluted	228.9	229.3	230.9	230.1

	As at December 31
	2007(1)	2008(1)	2009(1)	2010(1)
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$1,116.7	$1,201.0	$937.7	$632.8
Working capital(5)	1,553.0	1,603.6	1,023.0	968.9
Property, plant and equipment	427.1	433.5	393.8	368.7
Total assets	4,470.5	3,786.2	3,106.1	3,103.6
Total long-term debt, including current portion(7)	758.5	733.1	222.8	—
Equity	2,118.2	1,365.5	1,475.8	1,421.3
Consolidated Balance Sheet Data (U.S. GAAP)(6):
Total assets	$4,485.8	$3,786.2	$3,106.1	$3,107.2
Total long-term debt, including current portion(7)	757.2	723.4	221.2	—
Equity	1,996.5	1,254.8	1,346.8	1,275.8

(1)
Changes in accounting policies:

(i)
In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada effective January 1, 2011. Accordingly, our Consolidated Financial Statements for 2011 in Item 18 have been prepared in accordance with IFRS as issued by the IASB. We have retroactively applied IFRS to our 2010 Consolidated Financial Statements and comparative data and have included the reconciliations and descriptions of the effect of our transition from prior GAAP to IFRS in the notes to our 2011 Consolidated Financial Statements in Item 18. We have included in notes 2 and 3 of our 2011 Consolidated Financial Statements in Item 18 a description of our adoption of IFRS and a discussion of our significant accounting policies and the application of critical accounting estimates and judgments. We have restated our 2010 comparative data to reflect the adoption of IFRS, with effect from January 1, 2010 (Transition Date).

  (ii)
  We were not required to retroactively apply IFRS to our financial statements for years prior to 2010. Accordingly, the operating results and financial information in the chart above for 2009, 2008 and 2007 were prepared in accordance with GAAP. Solely to provide a meaningful comparison to the 2009 and prior years' information, we have included in the above chart the 2010 comparative data prepared in accordance with GAAP.

(2)
SG&A expenses include research and development costs.

(3)
Under GAAP, other charges in 2007 totaled $47.6 million, comprised primarily of: (a) a $37.3 million restructuring charge and (b) a non-cash write-down of $15.1 million relating to the annual impairment assessment, primarily against property, plant and equipment.

  Under GAAP, other charges in 2008 totaled $885.2 million, comprised primarily of: (a)(i) a non-cash write-down of $850.5 million relating to the annual goodwill impairment assessment, (ii) a $35.3 million restructuring charge and (iii) a non-cash write-down of $8.8 million relating to the annual impairment assessment, primarily against property, plant and equipment, offset, in part, by (b) a $7.6 million gain on repurchase of long-term debt.

  Under GAAP, other charges in 2009 totaled $68.0 million, comprised primarily of: (a)(i) a $83.1 million restructuring charge and (ii) a non-cash write-down of $12.3 million relating to the annual impairment assessment, primarily against property, plant and equipment, offset, in part, by (b)(i) a net $23.7 million recovery of damages from the settlement of a class action lawsuit and (ii) a net $2.8 million gain on repurchase of long-term debt, net of a write-down to the embedded options on the debt.

  Under GAAP, other charges in 2010 totaled $68.4 million, comprised primarily of: (a) a $55.3 million restructuring charge, (b) a non-cash write-down of $8.9 million relating to the annual impairment assessment, primarily against computer software assets and property, plant and equipment and (c) an $8.8 million loss on repurchase of long-term debt.

  Under IFRS, other charges in 2010 totaled $49.9 million, comprised primarily of: (a) a $35.8 million restructuring charge, (b) a non-cash write-down of $9.1 million relating to the annual impairment assessment, primarily against computer software assets and property, plant and equipment and (c) an $8.8 million loss on repurchase of long-term debt.

  Under IFRS, other charges in 2011 totaled $6.5 million, comprised primarily of: (a) a $14.5 million restructuring charge offset, in part, by (b) a $6.5 million reversal of provisions.

(4)
Interest expense/finance costs, is comprised of interest expense incurred on indebtedness and debt facilities, less interest income earned on cash and cash equivalents. For years ended 2007, 2008 and 2009, interest expense included marked-to-market adjustments related to our subordinated debt and interest rate swaps. Our swap agreements were terminated in February 2009 and we redeemed all outstanding subordinated debt by March 2010.

(5)
Calculated as current assets less current liabilities.

(6)
The significant differences between the line items under Canadian GAAP and U.S. GAAP, for 2007, 2008, 2009 and 2010 arose primarily from:

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

(7)
Long-term debt includes capital lease obligations.

Exchange Rate Information

        The rate of exchange as of February 22, 2012 for the conversion of Canadian dollars into United States dollars was U.S.$1.00 and for the conversion of United States dollars into Canadian dollars was C$0.9999. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the Federal Reserve's website (http://www.federalreserve.gov).

	2007	2008	2009	2010	2011
Average	1.0734	1.0660	1.1412	1.0298	0.9887

	February 2012	January 2012	December 2011	November 2011	October 2011	September 2011
High	1.0016	1.0272	1.0403	1.0487	1.0605	1.0389
Low	0.9866	0.9986	1.0106	1.0125	0.9932	0.9751

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Our shareholders and prospective investors should carefully consider each of the following risks and all of the other information set forth in this Annual Report.

We are dependent on a limited number of customers and on our customers' ability to compete and succeed in their marketplace for the products we manufacture. We are also dependent on limited end markets, primarily within the communications, consumer and computing markets, for a substantial portion of our revenue.

        A decline in revenue from the customers on which we are dependent or the loss of a large customer could have a material adverse effect on our financial condition and operating results. During 2011, two customers individually represented more than 10% of our total revenue, and our top 10 customers represented 71% of our total revenue. During 2010, one customer from our consumer end market individually represented more than 10% of our total revenue, and our top 10 customers represented 72% of total revenue. Research in Motion Limited (RIM), a consumer end market customer, represented 19% of total revenue in 2011 (2010 — 20%). Our customers' ability to compete and succeed in their marketplace (for the products we manufacture) would likely impact our operating results. Our customers' success in the marketplace is directly affected by continued and rapid shifts in technology, changes in end market demand and increased competition in their markets. In the past, some of our customers have experienced severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected our operating results.

        We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. The mix of our customers and the types of products or services we provide to these customers will have an impact on our operating results from period-to-period. To reduce this reliance, we have been targeting new customers and new services in our traditional markets, as well as expanding our business in the diversified markets such as industrial, aerospace and defense, healthcare, green technology and the semiconductor capital equipment market. We continue to pursue acquisition opportunities to further diversify our revenue and/or our customer base, although there can be no assurance that any acquisition will increase revenue or reduce our customer concentration. Acquisitions are also subject to integration risk and volumes and margins could be lower than we anticipate. During the past two years, we completed the acquisitions of Invec Solutions Limited (Invec), Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), and the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks Automation) to enhance our service offerings and expand our customer base. As we continue to pursue opportunities in new markets, we may encounter challenges as our knowledge or experience may be limited in these new markets or technologies.

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

        There is no assurance that present or future large customers will not terminate their manufacturing or service arrangements with us or significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which would adversely affect our operating results. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base. Significant reductions in, or the loss of, revenue from any of our large customers could have a material adverse effect on us. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, the ramping of new programs can take from several months to more than a year before production starts and may require significant up-front investments and increased working capital requirements. During this start-up period, these programs may generate losses or may not achieve the expected financial performance due to start-up inefficiencies. These programs are also subject to significant change or outright cancellation, compared to the expectations at the time the new business was awarded, due to changes in end-market demand or changes in the viability of our customers' products in the marketplace.

        The end markets we serve can experience major fluctuations in demand which, in turn, can significantly impact our operations. Enterprise communications and consumer were our two largest end markets representing 26% and 25%, respectively, of total revenue for 2011. In general, business in the consumer end market and, in particular, smartphones, is highly competitive and characterized by shorter product lifecycles, higher revenue volatility, and lower margins. In addition, program volumes can vary significantly period-to-period based on the strength in end-market demand or the timing of ramping new programs. End-user preferences for these products and services can change rapidly and these programs are shifted among EMS competitors. Our exposure to this end market could lead to volatility in our revenue and operating margins and adversely impact our financial position and cash flows.

We are in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We are in a highly competitive industry. We compete globally to provide innovative supply chain solutions to original equipment manufacturers (OEMs) and service providers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage) and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor capital equipment and other) end markets. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus or original design manufacturers (ODMs) that provide internally designed products and manufacturing services. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers, or they may choose to insource previously outsourced business, particularly where internal excess capacity exists.

        The competitive environment in our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale as well as a broader service offering than we have. While we have increased our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs and a more aggressive pricing environment. Additionally, our current or potential competitors may also increase or shift their presence in new lower-cost regions to try to offset the continuous competitive pressure and increasing labor costs, may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements. Some of our competitors also have capabilities to manufacture components, such as metal or plastic enclosures, semiconductors and cabling, they use in the products they assemble. This expanded capability may provide them with a competitive advantage and greater cost savings and may lead to more aggressive pricing for electronics manufacturing services. Competition has caused and will continue to cause pricing pressures, increased working capital requirements and reduced profits, or a loss of market share (from both program and customer disengagements), any of which could materially and adversely affect us. These factors have exerted and will continue to exert additional pressures on pricing for components and services, thereby increasing the competitive pressures in the EMS industry. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

We are operating in an uncertain global economic environment.

        The uncertain global economy and financial markets continue to limit overall visibility to end markets. This uncertainty may continue to impact our industry, resulting in lower demand for some of the products we manufacture and limiting end-market visibility for our customers. This environment can pose significant risk to our business by impacting demand for our customers' products, the financial condition of our customers or suppliers, as well as the level of customer consolidations.

        A deterioration in the economic environment may accelerate the effect of the various risk factors described in this Annual Report, as well as result in other unforeseen events that will impact our business and financial condition.

Rising oil and other commodity prices may negatively impact our operating results due to higher production and transportation costs.

        We rely on various energy sources in our production and transportation activities. The price of commodities, including oil, has been volatile and remains uncertain. Increased prices for energy and other commodities could result in higher raw material and component costs and transportation costs. Any increase in our costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

Our results can be affected by rising labor costs.

        There is some uncertainty with respect to rising labor costs, in particular within the lower-cost regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

Our operations could be adversely affected by local events, including natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate.

        Our operations and those of our customers, component suppliers or our logistic partners may be disrupted by local events, including natural disasters (such as the March 2011 earthquake and tsunami in Japan and the flooding in Thailand), political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we, our suppliers and customers operate. Such events could seriously harm our results of operations and increase our costs. We have insurance to cover damage to our facilities, including damage that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies are subject to deductibles and coverage limits and may not provide adequate coverage.

        Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor and social unrest, strained international relations arising from these conflicts and the related decline in consumer confidence may hinder our ability to conduct business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers.

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

        As we expand our business, enter into new markets and products, invest more capital in research and development, acquire new businesses or capabilities, and transfer business from one region to another, we may encounter difficulties that result in higher than expected costs associated with such activities and customer dissatisfaction with our performance. Potential difficulties related to our growth and/or operations could include:

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

        We may encounter difficulties with the ramping and execution of new program wins from existing or new customers. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins during the ramp period. There is no guarantee that we will benefit from, or be able to grow our business as a result of, our increased investments. In addition, as we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets, which could adversely affect our business and operating results.

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

        Changes or delays in customer orders could have a material adverse impact on our operating results and working capital performance, including requiring us to carry higher than expected levels of inventory. We may be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our taking additional reserves for the inventory if it becomes excess or obsolete. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets and lower margins. Any of these factors or a combination of these factors could have a material adverse effect on our operating results.

Our results can be affected by limited availability of components.

        A significant portion of our costs is for the purchase of electronic components. All of the products we manufacture or assemble require one or more components that we order from component suppliers. An interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers, if we are unable to deliver finished products in a timely manner.

        Supply shortages for a particular component can delay production as well as revenue relating to products using that component, and may result in our carrying higher levels of inventory and extended lead times, or may cause price increases in the products and services we provide. At various times in our industry's history, there have been industry-wide shortages of electronic components. During 2011, the EMS industry experienced component shortages primarily driven by the effects of the earthquake and tsunami in Japan and the flooding in Thailand. Shortages, or fluctuations in the cost of components, may have a material adverse effect on our business or cause our operating results to fluctuate from period-to-period. Changes in forecasted volumes or in our customers' requirements can affect our ability to attain components which could impact our results. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product which could adversely impact our operating results.

We face financial risks due to foreign currency volatility.

        Global currency markets continue to be volatile. Although we conduct the majority of our business in U.S. dollars, our financial results are affected by the valuation of foreign currencies relative to the U.S. dollar. The European sovereign debt crisis has increased uncertainty in financial and currency markets, contributing to the market volatility. This crisis may continue to impact currency markets and negatively affect our operating results.

        Our significant non-U.S. currency exposures include the Canadian dollar, British pound sterling, Chinese renminbi, Thai baht, Malaysian ringgit, Mexican peso, Euro, Singapore dollar, Japanese yen and the Romanian lei. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in many of these foreign currencies. Our contracts generally extend for periods ranging from one month to 15 months. Our hedging program is designed to reduce the short to medium-term variability of our foreign currency costs and exposures, and may not mitigate the full impact of currency fluctuations, which could adversely impact our operating results.

Our customers may be adversely affected by rapid technological changes which may have an adverse impact on their success in their markets and on our business.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in shorter product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete, fail to gain widespread acceptance or are cancelled, our business could be adversely affected. Declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have an adverse impact on our business. Model obsolescence and rapid shifts in technologies, especially evident in the consumer end market, can adversely impact our operating results. The highly competitive nature of our customers' products could also drive consolidation among OEMs, which could result in product line consolidation that could impact our revenue or customer relationships.

Our operating results in certain end markets are subject to seasonality and can be unpredictable.

        In the past, we have experienced some level of seasonality in our quarterly revenue patterns across most of the end markets we serve. As our revenue from quarter-to-quarter is dependent on the level of demand and mix in each of our end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and operating results.

        We have facilities in numerous countries, including Austria, China, Ireland, Japan, Malaysia, Mexico, Romania, Scotland, Singapore, Spain and Thailand. During 2011, approximately two-thirds of our revenue was produced from locations outside of North America. We also purchase the majority of components and materials from international suppliers.

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

  •
  changes in local tax rates and tax incentives and the adverse tax consequences of repatriating earnings;

  •
  compliance with a variety of foreign laws, including changing import and export regulations;

  •
  adverse changes in trade policies between countries in which we maintain operations;

  •
  economic and political instability;

  •
  potential restrictions on the transfer of funds; and

  •
  foreign exchange risks.

We are subject to the risk of increased income taxes and our inability to successfully defend tax audits or meet the conditions of tax incentives could adversely affect our financial condition and operating results.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if certain tax incentives we benefit from are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased or if there are changes in legislation or administrative practices. We believe we will comply with the conditions of the tax incentives; however, changes in our outlook in any particular country could impact our ability to meet the conditions.

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect.

        We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and cash flows.

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

        We currently have ongoing tax audits where the tax authorities have taken the position that income reported by our subsidiaries for certain years should have been materially higher as a result of certain inter-company transactions. The successful pursuit of the assertions made by tax authorities arising from these tax audits could result in our owing significant amounts of tax, interest and possibly penalties. There can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely against us, the amounts we may be required to pay could be material.

        In addition, we have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While we believe that our interpretation of applicable Brazilian law is correct, our ability to realize this benefit is not certain and a failure to do so could have a material adverse effect on our operating results and financial condition.

        As at December 31, 2011, a significant portion of our cash and cash equivalents was held by numerous foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries related to earnings that are considered indefinitely reinvested outside of Canada and that we will not repatriate in the foreseeable future (approximately $380.0 million of cash and cash equivalents as at December 31, 2011).

We have incurred significant restructuring charges and accounting losses in the past and may experience restructuring charges and losses in future periods.

        In the past, we have recorded losses resulting primarily from restructuring charges and the write-down of goodwill. These amounts have varied from period-to-period. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and end market demand, with the intention of improving utilization and reducing our cost structures. See note 16 to the Consolidated Financial Statements in Item 18. These restructuring actions have had a negative impact on our financial and operating results, including incurring higher operating expenses during periods of transition. In certain situations, product transfers have resulted in our inability to retain existing business or grow revenue due to execution problems resulting from significant headcount reductions, plant closures and product transfers. During 2011, we recorded restructuring charges of $14.5 million (2010 — $35.8 million). We evaluate our operations from time-to-time and may propose additional restructuring actions in the future. Any failure to successfully execute or realize the expected benefits from these initiatives, including any delay in implementing these initiatives, can have a material adverse impact on our operating results. Furthermore, we may not be profitable in future periods.

We may encounter difficulties completing or integrating our acquisitions which could adversely affect our operating results.

        We expect to expand our presence in new end markets and/or expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets from OEMs or other companies. Potential difficulties related to our acquisitions include:

  •
  integrating acquired operations, systems and businesses;

  •
  retaining customer, supplier, employee or other business relationships of acquired operations;

  •
  addressing unforeseen liabilities of acquired businesses;

  •
  limited experience with new technologies and markets; and

  •
  not achieving anticipated business volumes.

        Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. Previous acquisitions have resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. Our failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions has resulted, and could in the future result, in write-downs that adversely affect our operating results.

The efficiency of our operations could be adversely affected by disruptions to our Information Technology (IT) systems.

        We rely on information technology networks and systems to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including worldwide financial reporting, inventory management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks and similar events. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. If we or our vendors are unable to prevent such outages and breaches, our operations could be disrupted.

If we are unable to recruit or retain highly skilled personnel, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to continue to attract and retain highly skilled executive, technical and management personnel. We do not have employment or non-competition agreements with the majority of our employees. To date, we have been successful in recruiting and retaining executive, managerial and technical personnel; however, the loss of services of certain of these employees could have a material adverse effect on our operations.

Consolidation in the electronics industry could adversely affect our business relationships or the volume of business we conduct with our customers.

        Our customers, competitors and suppliers are subject to merger and acquisition transactions. Future mergers and acquisitions of our customers could result in a decrease in demand from our customers or a loss of business to our competitors as customers rationalize their business and consolidate their suppliers. Mergers or consolidation among our competitors could increase their competitive advantage over us, which may also result in a loss of business if customers shift their production.

We may be required to make larger contributions to our defined benefit pension plans in the future, which may have an adverse impact on our liquidity and our operating results.

        We maintain multiple defined benefit pension plans, as well as supplemental pension plans. Some employees in Canada, Japan and the United Kingdom (U.K.) participate in our defined benefit pension plans; however, the Canada and U.K. plans are closed to new members. We also have defined contribution plans for certain employees, primarily in Canada and the U.S.

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. Our obligations are based on certain assumptions relating to expected plan asset performance, salary escalation, employee turnover, retirement ages, expected healthcare costs, the performance of the financial markets and discount rates. If actual results or future expectations differ from these assumptions, the amounts we are obligated to contribute to the pension plans may increase. If the financial markets result in returns lower than our assumptions, we may be required to make larger contributions in the future and our pension expense may also be impacted.

If our products or services are subject to warranty claims, our business reputation may be damaged and we may incur significant costs.

        In certain of our sales contracts, and in some of our design and development activities, we provide warranties against defects or deficiencies in our products, services or designs. A successful claim for damages arising as a result of such defects or deficiencies, for which we are not insured or where the damages exceed our insurance coverage, or any material claim for which insurance coverage is denied or limited and for which indemnification is not available, could have a material adverse effect on our business, operating results and financial condition. As we expand our service offerings and pursue business in new end markets, our warranty obligations may increase and we may not be successful in pricing our products to appropriately cover our warranty costs.

We could face increased financial risk due to the potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers.

        The potential occurrence of default by a counterparty on its contractual obligations may result in a financial loss to us. We generally provide payment terms to our customers ranging from 15 days to 60 days. Our accounts receivable balance at December 31, 2011 was $810.8 million, with two customers individually representing more than 10% of the total accounts receivable. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our financial condition and operating results. A deterioration in our customers' financial condition could result in customers going into bankruptcy or reorganization proceedings. At December 31, 2011, less than 1% of our gross accounts receivable was over 90 days past due. Our allowance for doubtful accounts balance at December 31, 2011 was $2.7 million.

We may be unable to keep pace with manufacturing technology changes.

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend, in part, upon our ability to continually develop and market electronics manufacturing services that meet our customers' evolving needs. This could entail investing in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings, such as the launch of our new Joint Design and Manufacturing (JDM) strategy, or pursue business in new end markets, such as the semiconductor capital equipment or green technology markets, where our experience may be limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful.

        In addition, various industry-specific standards, qualifications and certifications are required to produce certain types of products for our customers. Failure to maintain those certifications could adversely affect our ability to maintain existing levels of business or win new business.

We may be unable to protect our intellectual property or the intellectual property of others.

        We believe that certain of our proprietary intellectual property rights and information provide us with a competitive advantage. Accordingly, we have taken, and intend to continue to take, appropriate steps to protect this proprietary information. These steps include signing non-disclosure agreements with customers, suppliers, employees and other parties, and implementing rigid security measures. Our protection measures may not be sufficient to prevent the misappropriation or unauthorized use or disclosure of our property or information.

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

        Because of the inherent limitations of a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. All systems of internal control contain inherent limitations. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, within the Company have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud.

We may not be able to increase revenue if the trend of outsourcing by OEMs or service providers slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs or service providers. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs or service providers deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. The global economic environment has impacted, and may continue to impact, the trend of outsourcing as some customers have reversed, and other customers may reverse, their outsourcing decisions and shift production back to their own facilities to improve their factory utilization. Political pressures or negative sentiment by our customers' customers or local governments may impede the movement of production from one geography to another. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica.

Compliance with governmental laws and obligations could be costly and impact our operations.

        We are subject to various federal/national, state/provincial, local and multi-national environmental laws and regulations. Our environmental management systems and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Maintaining compliance with and responding to increasingly stringent regulations require a significant investment of time and resources and may restrict our ability to modify or expand our facilities or to continue production. Our failure to comply with these laws and regulations could potentially result in significant fines and penalties, our operations could be suspended and our cost of related investigations could be material in any period.

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

        We have generally obtained environmental assessment reports, or reviewed recent assessment reports undertaken by others, for most of our manufacturing facilities at the time of acquisition or leasing. Such assessments may not reveal all environmental liabilities and current assessments are not available for all facilities. As well, some of our operations have involved hazardous substances that could cause contamination. Although we may investigate, remediate or monitor soil and groundwater contamination at certain of our owned sites, we may not be aware of or address all such conditions and we may incur significant costs to perform such work in the future. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection for us to avoid liability. Third-party claims for damages or personal injury are also possible. Moreover, current remediation, mitigation and risk assessment measures may not be adequate to comply with future laws.

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

        We provide design and manufacturing related services to our customers in the aerospace and defense end market. As part of these services, we are subject to substantial regulation from government agencies including the Department of Defense and the U.S. Federal Aviation Administration in the U.S. and in other jurisdictions. In addition, several of our sites around the world are certified in quality management standards applicable to the aerospace and defense industry. Failure to comply with these regulations may result in fines, penalties, injunctions, and may prevent us from winning future contracts, any of which could materially affect our financial condition and operating results, as could the loss of any of our quality management certifications.

        Our international operations require us to comply with various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (FCPA). In many foreign countries, particularly in those with developing economies, it may be customary for businesses to engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented policies and procedures designed to ensure compliance with the FCPA and similar laws, there can be no assurance that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not be in violation of our policies. Failure to comply with these laws could subject us to, among other things, adverse publicity, penalties and legal expenses that could harm our reputation and have a material adverse effect on our business, financial condition and operating results. In addition to the difficulty of monitoring compliance, any suspected activity would require a costly investigation by us.

Compliance or the failure to comply with employment laws and regulations could be costly and impact our operating results.

        We are subject to a variety of domestic and foreign employment laws, including those related to workplace safety, discrimination, whistle-blowing, wages and severance payments. Such laws are subject to change and there can be no assurance that we will not be found to have violated any such laws in the future. Such violations could lead to the assessment of fines or damages against us by regulatory authorities or by employees, any of which could adversely affect our operating results.

Failure to comply with the conditions of government grants could lead to grant repayments and negatively impact our financial position and operating results.

        We have received grants from government organizations or other third parties as incentives related to capital investments or other spending. These grants often have future conditions which we must comply with or face possible repayment. We currently believe we will comply with the conditions of the grants; however, if we become unable to meet future conditions, we may be obligated to repay the grant, or a portion of the grant, which could adversely affect our financial position and operating results.

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

We are exposed to interest rate fluctuations.

        In January 2011, we renewed our revolving credit facility on generally similar terms and conditions as our previous facility and increased the size of the facility to $400.0 million, with a maturity of January 2015. Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. Our borrowings under this facility expose us to interest rate risks due to fluctuations in these rates. Significant interest rate fluctuations may affect our business, operating results and financial condition.

The deterioration of financial markets and continued instability of the global economy may adversely affect our ability to raise funds or may increase the cost of raising those funds.

        We currently have access to a revolving credit facility through financial institutions. We may also issue debt or equity securities to fund our operations or make acquisitions. As the financial market instability continues or deteriorates, our ability to borrow or raise capital may be impacted. In addition, a rating agency downgrade of our credit rating may also impact our ability to raise funds in the time and amount necessary for us, or we may incur additional costs of raising funds, which may adversely affect our business, operating results and financial condition.

The interest of our controlling shareholder, Onex Corporation, with a 71% voting interest, may conflict with the interest of the remaining holders of our subordinate voting shares.

        Onex Corporation, or Onex, owns, directly or indirectly, all of the outstanding multiple voting shares and less than 1% of the outstanding subordinate voting shares. The number of shares owned by Onex, together with those shares Onex has the right to vote, represents 71% of the voting interest in Celestica and less than 1% of the voting interest in our outstanding subordinate voting shares. Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. Onex's voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders. Under our credit agreement, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes). Gerald W. Schwartz, the Chairman and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex, carrying the right to elect a majority of the Onex board of directors. Mr. Schwartz, therefore, effectively controls our affairs. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about shareholder rights and restrictions relative to our subordinate voting shares and multiple voting shares, see Item 10(B), "Memorandum and Articles of Incorporation." For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Onex has, from time-to-time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares and could do so in the future. These sales could impact our share price, or have consequences on our debt and ownership structure.

We face securities class action and shareholder derivative lawsuits which could result in substantial costs, diversion of management's attention and resources and negative publicity.

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and

Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

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

        Accounting standards are revised periodically and/or expanded upon by the standard-setting bodies. Accordingly, we are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, which include the Canadian Accounting Standards Board (CASB), the International Accounting Standards Board (IASB), the Financial Accounting Standards Board (FASB) and the U.S. Securities and Exchange Commission (SEC). In 2008, the CASB announced the adoption of IFRS for publicly accountable enterprises in Canada, effective 2011. At that time, the SEC adopted rules to accept annual filings of financial statements prepared in accordance with IFRS without the annual reconciliation to U.S. GAAP under certain circumstances. Our Consolidated Financial Statements for the year ended 2011 were our first annual financial statements prepared under IFRS. We were required to apply IFRS retroactively to our 2010 comparative data. We were not required to apply IFRS to years prior to 2010, which have been reported in the selected financial data table in Item 3(A) and prepared in accordance with prior Canadian GAAP with reconciliation to U.S. GAAP. Refer to Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations," and notes 2 and 3 to the 2011 Consolidated Financial Statements in Item 18 for the impact of IFRS on our Consolidated Financial Statements, including the significant accounting policies we adopted under IFRS. The FASB and IASB have been jointly collaborating on a series of projects to converge, improve and align the U.S. and international accounting standards as one global high quality standard. While there have been some delays in the convergence effort, we continue to monitor developments and consider the potential impacts. Future changes in accounting standards could adversely affect our operating results, profitability or financial condition.

Shares eligible for public sale could adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares upon the exercise of stock options or otherwise could adversely affect the market price of the subordinate voting shares.

        At February 22, 2012, we had 198.3 million subordinate voting shares and 18.9 million multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 0.6 million subordinate voting shares held by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 of the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 22, 2012, there were 22.7 million subordinate voting shares reserved for issuance under our employee equity-based compensation plans and for director compensation, including outstanding stock options for 8.6 million subordinate voting shares and outstanding restricted share units for 2.4 million subordinate voting shares. Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

        In February 2012, we launched a share buyback program allowing us to repurchase up to 16.2 million subordinate voting shares on the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The repurchase of such shares could affect the market price of our subordinate voting shares.

The market price of our stock is volatile.

        The stock market in recent years has experienced significant price and volume fluctuations that have affected the market price of our stock. These fluctuations have often been unrelated to the operating performance of our company. Factors such as fluctuations in our operating results, announcements by our customers, competitors or other events affecting companies in the electronics industry, currency fluctuations, general market fluctuations, and macro economic conditions may cause the market price of our subordinate voting shares to decline.

Item 4.    Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada on September 27, 1996. Our legal and commercial name is Celestica Inc. We are domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario). Our principal executive offices are located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7 and our telephone number is (416) 448-5800. Our website is http://www.celestica.com. Information on our website is not incorporated by reference in this Annual Report.

        Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included members of our senior executive team at the time.

        Celestica offers a range of supply chain solutions globally to OEMs and service providers across many industries.

Recent Acquisitions

        Certain information concerning our acquisition activities, including property, plant and equipment expenditures, and financing activities, currently in progress and in the last three fiscal years, is set forth in notes 4, 8, 9, 12, 13, 22 and 25 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Certain information concerning our divestiture activities, including our restructurings, currently in progress and in the last three fiscal years, is set forth in notes 7 and 16 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

B.    Business Overview

        We deliver innovative supply chain solutions globally to OEMs and service providers in the communications, consumer, computing and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor capital equipment and other) end markets. We believe our services and solutions help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence strategically located around the world. We strive to align a network of suppliers around these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other facilities around the world with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

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

        Although we supply products and services to over 100 customers, we depend on a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 71% of revenue in 2011 and our largest customer represented 19% of revenue. In 2011, our revenue by end market was as follows: enterprise communications (26% of revenue); consumer (25% of revenue); servers (15% of revenue); diversified (14% of revenue); storage (11% of revenue) and telecommunications (9% of revenue). The products and services we provide can be found in a wide variety of end products, including smartphones; servers; networking, wireless and telecommunications equipment; storage devices; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment; printer supplies; peripherals; semiconductor capital equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

        We believe our principal strengths include our advanced capabilities in the areas of technology and quality, our flexible service offerings, our financial strength and our supply chain management capabilities. We offer a wide range of advanced manufacturing technologies, test capabilities and processes, and services to support our customers' needs. We believe our size, geographic reach and expertise in supply chain management allow us to purchase materials cost-effectively and to deliver products and services to customers faster, thereby reducing overall product costs and reducing the time-to-market. We have a highly skilled workforce focused on continuous improvement, flexibility and customer service excellence.

        We believe we are well positioned to compete effectively in the EMS industry, based on our services and capabilities, operational performance and track record as one of the major global EMS companies. Our priorities include (i) growing revenue in our targeted business areas; (ii) continuing to improve financial results, including margins, returns and free cash flow; (iii) developing and enhancing profitable relationships with leading customers across our strategic target markets; and (iv) increasing our capabilities in services and technologies beyond our traditional areas of EMS expertise. We believe that success in these areas will continue to strengthen our competitive position and enhance customer satisfaction and shareholder value.

Electronics Manufacturing Services Industry

Overview

        Leading EMS companies operate global networks delivering worldwide supply chain management solutions to OEMs and service providers. They offer end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services. OEMs and service providers have increased their reliance on these services to become more efficient and to enhance their competitive positions. By outsourcing the manufacturing and related services, OEMs and service providers are able to overcome their most pressing business challenges related to cost, asset utilization, quality, time-to-market and rapidly changing technologies.

        We believe the adoption of outsourcing by OEMs and other companies will continue across a number of industries, because it allows them to:

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

        Focus Resources on Core Competencies.    Our customers operate in a highly competitive environment characterized by rapid technological change and shortening product lifecycles. In this environment, many customers are prioritizing their resources on their core competencies of product development, sales, marketing and customer service, and outsourcing design, engineering, manufacturing, supply chain and other product support requirements to their EMS partners.

        Improve Time-to-Market.    Electronic products experience shorter lifecycles, requiring OEMs to continually reduce the time and cost of bringing products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers, including capabilities relating to design and engineering services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.

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

        Access Leading Engineering Capabilities and Technologies.    Electronic products and the electronics manufacturing technology needed to support them are complex and require significant investment. As a result, OEMs increasingly rely on EMS companies to provide design, supply chain management, engineering, manufacturing and technological expertise. Through their design and engineering services, and through the knowledge gained from manufacturing and repairing products, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as assist with improvements in the performance, cost and time required to bring products to market. In addition, OEMs gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    Some of our customers provide products or services to a global customer base. EMS companies with global infrastructure and support capabilities provide customers with efficient global manufacturing solutions, distribution capabilities and after-market services.

        Access to Broadening Service Offerings.    In response to OEMs' continued desire to outsource activities that were traditionally handled internally, EMS providers are continually expanding their offerings to include services such as design, fulfillment and after-market services, including repair and recycling. This enables OEMs to benefit from outsourcing more of their cost of goods sold.

Celestica's Focus

        We are dedicated to building solid partnerships and delivering innovative supply chain solutions to our customers. To achieve this, we collaborate with our customers to proactively identify and fulfill current requirements and anticipate future needs. We strive to exceed our customers' expectations by offering a range of services to lower costs, increase flexibility and predictability, improve quality and provide better service to their customers. We also look at ways to invest in our customers' future by continuing to deepen our knowledge of their businesses and to develop solutions to meet their needs. We constantly look to advance our technical capabilities to help our customers achieve a competitive advantage. By succeeding in the following areas, we believe we will continue to strengthen our competitive position and enhance customer satisfaction and shareholder value:

        Continue to Penetrate Strategic Target End Markets.    We strive to establish a diverse customer base with OEMs and service providers in several industries. We believe our legacy of expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across these markets. Our goal is to grow across our targeted end markets, with particular emphasis on our diversified end market, which is comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor capital equipment and other end markets. In 2011, we acquired the contract manufacturing operations of Brooks Automation to enhance our service offerings, specifically for the semiconductor capital equipment market. Revenue from our diversified end markets has increased 40% from 2010 to just over $1 billion in 2011.

        Our revenue by end market as a percentage of total revenue is as follows:

	2009	2010	2011
Consumer	28%	25%	25%
Diversified	10%	12%	14%
Enterprise Communications	22%	24%	26%
Servers	13%	14%	15%
Storage	12%	12%	11%
Telecommunications	15%	13%	9%

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our target markets and (iii) enhance the scope of our capabilities and service offerings.

        Continue to Improve Financial Results, Including Operating Margins, Returns and Free Cash Flow.    We continue to focus on (i)  managing the mix of business, service offerings and volume of business to improve our overall operating margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iii) improving operating efficiencies to reduce costs and improve operating margins, and (iv) maximizing free cash flow.

        Develop and Enhance Profitable Relationships with Leading OEMs and Service Providers.    We seek to build profitable, strategic relationships with targeted industry leaders that can benefit from our services and solutions. We strive to conduct ourselves as an extension of our customers' organizations which enables us to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong relationships with a diverse mix of leading OEMs and service providers across several of our targeted markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually look to expand the services we offer to our customers, which include prototyping, design, engineering services, systems assembly, logistics, fulfillment and after-market services. During 2011, the acquisition of the contract manufacturing operations of Brooks Automation enhanced our offering in complex electro-mechanical assembly.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, and allows us to produce a variety of electronic products ranging from high-volume consumer electronics to highly complex technology infrastructure products. We believe our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and collaborative processes associated with our expertise in supply chain management have generally enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We often collaborate with suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

Celestica's Business

OEM Supply Chain Services and Solutions

        We are a global provider of innovative supply chain solutions. We offer a full range of services including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services. We capitalize on our global operating network, information technology and supply chain expertise using a collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain solutions to our customers provides them with a competitive time-to-market and cost advantage.

        Supply Chain Management.    We use enterprise resource planning and supply chain management systems to optimize materials management from suppliers through to our customers' customers. The effective management of the supply chain is critical to our customers' success, as it directly impacts the time and cost required to deliver products to market and the capital requirements associated with carrying inventory.

        Through the deployment of our TCOO strategy with our suppliers, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest total cost. We also strive to align a network of suppliers around our centers of excellence to increase the agility, flexibility and collaborative approach of our supply chain and deliver the shortest overall lead times for any given product. As such, we believe we have a differentiated supply chain offering.

        Through our global supply chain management processes and information technology tools, we strive to provide our customers with enhanced visibility to balance their global demand and supply requirements. Through our integrated platforms, we strive to assist our customers in inventory management and order management.

        Design.    Our global design services and solutions architects are focused on opportunities that span the entire product lifecycle. Supported by a disciplined approach to program management, we strive to provide flexible design solutions and expertise to help customers optimize their development to reduce overall product costs, improve time-to-market and introduce competitively differentiated products. For customer-owned designs, we leverage our proprietary CoreSim Technology™ and other design analysis capabilities to minimize design revisions, shorten time-to-market and provide improved manufacturing yields for our customers. Through our collective experience with common technologies across multiple industries and product groups, we believe we can provide quality and cost-focused solutions for our customers' design needs.

        We continue to increase our investment in research and development. As trusted design partners to some of our core customers, our teams collaborate with our customers' product designers in the early stages of product development. Our design teams use advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design for manufacturing. Collaborative links and databases between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

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

        As a key initiative aimed at enhancing our design services offering, we launched our Joint Design and Manufacturing (JDM) strategy in late 2010. We believe this strategy provides higher value-add to our customers by offering specific design solutions that can be used as is, or that can be customized to customer specifications. We believe these design solutions will help customers reach their markets faster by reducing design cycles without compromising intellectual property.

        Green Services™. We have developed a suite of services to help our customers comply with environmental legislation, such as those relating to the removal of hazardous substances and waste management/recycling. Our services help our customers design, prototype, introduce, manufacture, test, ship, takeback, repair, refurbish, reuse, recycle and properly dispose of end-of-life (EOL) products in compliance with existing and evolving environmental legislation in countries in which we operate.

        Prototyping.    Prototyping is a critical early-stage process in the development of new products. Our engineers collaborate with our customers engineers to build early-stage products at our new product introduction centers. These centers are strategically located around the world to enable us to provide a quick response in the early stages of the product development lifecycle.

        Systems Assembly and Test.    We use sophisticated technologies in the assembly and testing of our products. We continue to make investments in the development of new assembly and test process techniques to enhance product quality, reduce cost and improve delivery time to customers. We work independently and also collaborate with customers and suppliers to develop leading assembly and test technologies. Systems assembly and testing require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining and testing a wide range of subassemblies and components before shipping to their final destination. Increasingly, customers require custom build-to-order system solutions with very short lead times and we are focused on using our advanced supply chain management capabilities to respond to our customers' needs.

        Product Assurance.    We provide product assurance to our customers. Our product assurance teams perform product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. We are accredited as a National Testing Laboratory capable of testing to international standards (e.g., Canadian Standards Association and Underwriters Laboratories). We believe that this service allows our customers to attain product certification significantly faster than is customary in the EMS industry.

        Failure Analysis.    Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. The root causes of failures typically relate to inherent component defects and/or deficiencies in design robustness. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and rate of use. Field conditions are simulated in failure analysis laboratories which employ advanced electron microscopes, spectrometers and other advanced equipment. We are also able to discover failures before products are shipped. Our highly qualified engineers work proactively in partnership with suppliers and customers to develop and implement resolutions.

        Quality Management.    We believe one of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO certified to ISO 9001 and ISO 14001 standards, as well as to other industry-specific certifications.

        In addition to these standards, we continue to deploy Lean and Six Sigma initiatives throughout our operations network. Implementing Lean throughout the manufacturing process improves efficiency, shortens cycle times and reduces waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. Six Sigma ensures continuous improvement by reducing process variation. We also apply the knowledge we gain in our after-market services to improve the quality and reliability of next-generation products. Success in these areas helps our customers lower their costs, positioning them more competitively in their respective business environments.

        After-Market Services.    We provide value to our customers through our after-market services offerings which include repair, fulfillment, reverse logistics, reclamation and returns processing and prevention. Our fulfillment offering includes the design and management of integrated supply chain and materials management for light manufacturing and final assembly. Our reverse logistics offering includes the design and management of transportation networks, warehousing and distribution of product, asset recovery services, and transportation and supply chain event monitoring. The returns processing and prevention offering provides our customers with product screening and testing and product design and process analysis. We offer these services individually or integrated through a 'Control Tower' model which combines our resources, systems and processes with those of our partner organizations to provide the customer with an increased level of visibility and analytics throughout the entire after-market value stream.

Geographies

        For 2011, approximately one-half (2010 and 2009 — one half) of our revenue is produced in Asia and over one-third (2010 and 2009 — one-third) of our revenue is produced in North America. A listing of our principal locations is included in Item 4, "Information on the Company — Property, Plants and Equipment." Certain geographic information is set forth in note 25 to the Consolidated Financial Statements in Item 18.

Sales and Marketing

        We structure our business development teams by targeted end market, with a focus on offering complete manufacturing and supply chain solutions to leading OEMs and service providers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our solutions architects to develop specific solutions that meet the needs of each customer's product or supply chain requirements. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, and supply chain management teams, as well as senior executives.

Customers

        We supply products and services to over 100 customers. We target industry leading customers in our strategic markets. Our customers include Alcatel-Lucent, Cisco Systems, Inc., EMC Corporation, Hewlett-Packard Company, Hitachi Global Storage Technologies, Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, Oracle Corporation, Polycom, Inc., Raytheon Company and RIM. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions, such as design, engineering, order fulfillment, logistics and after-market services.

        During 2011, two customers individually represented more than 10% of total revenue (2010 — one customer). Our top 10 customers represented 71% and 72%, respectively, of total revenue for 2011 and 2010.

        We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although there is no guaranteed level of business. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. A majority of these agreements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

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

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development and technology building blocks that can be used by customers in the development of their products or to accelerate their products time-to-market. In late 2010, we launched our Joint Design and Manufacturing (JDM) strategy to focus on developing these design solutions and subsequently managing the other aspects of the supply chain, including manufacturing. Our efforts in these building blocks are particularly focused in the areas of data servers and storage and communications and networking as they comprise the major elements of data centers, areas we believe will grow in the future. We work directly with our customers to understand their product roadmaps and to develop the technology solutions to optimally solve their future needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs and we have worked with, and taken a leadership role in, industry groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we will increase our spending in these development areas.

Supply Chain Management

        We share data electronically with our key suppliers and ensure speed of supply through strong relationships with our component suppliers and logistics partners. During 2011, we procured and managed over $5 billion in materials and related services. We view the size and scale of our procurement activities, including our IT systems, as an important competitive advantage, as they enhance our ability to obtain better pricing, influence component packaging and designs, and obtain a supply of components in constrained markets. We procure substantially all of our materials and components pursuant to individual purchase orders that are short-term in nature.

        We believe we have a differentiated supply chain offering compared to our competitors. Through the deployment of our TCOO strategy with our suppliers, we strive to provide our customers with the true cost of producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest total cost. We also strive to align a network of suppliers around our centers of excellence to increase agility, flexibility and a collaborative approach in our supply chain and to deliver the shortest overall product lead times.

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

        All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. During 2011, the EMS industry experienced component shortages, primarily driven by the effects of the earthquake and tsunami in Japan and the flooding in Thailand. To date, we have not been materially impacted by these shortages.

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

        We currently have a limited number of patents and patent applications pending to protect our intellectual property. However, we believe that the rapid pace of technological change makes patent protection less significant than such factors as the knowledge and experience of management and personnel and our ability to develop, enhance and market electronics manufacturing services.

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

Competition

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers across various end markets. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus or ODMs that provide internally designed products and manufacturing services.

        We may also face competition from current and prospective customers who evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors may have greater manufacturing, procurement, research and development, and sales and marketing resources than we do. We believe our competitive advantage in our targeted markets is our track record in manufacturing technology, quality, responsiveness and cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products and services on time and compete favorably on price. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise.

Environmental Matters

        We are subject to various federal/national, state/provincial, local and multi-national laws and regulations, including environmental measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, and health and safety measures related to practices and procedures applicable to the construction and operation of our plants. We believe that we are currently in compliance in all material respects with applicable laws and have management systems in place to maintain compliance.

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

Backlog

        Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 days to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since orders may be rescheduled or cancelled.

Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture from quarter-to-quarter. In the past, we have experienced some level of seasonality across most of the end markets we serve. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins, and limited visibility in technology end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Controlling Shareholder Interest

        Onex is our controlling shareholder with a 71% voting interest in Celestica. Accordingly, Onex exercises influence over our business, including those matters submitted to a vote by shareholders. Onex also has the power to elect our board of directors, thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. For further details, refer to footnote 2 in Item 7, "Major Shareholders and Related Party Transactions — Major Shareholders."

Government Regulation

        Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increased income taxes and our inability to successfully defend tax audits or meet the conditions of tax incentives could adversely affect our financial condition and operating results," "Compliance with governmental laws and obligations could be costly and impact our operations," and "Compliance or the failure to comply with employment laws and regulations could be costly and impact our operating results" in Item 3(D), "Key Information — Risk Factors."

Financial Information Regarding Geographic Areas

        Details of our financial information regarding geographic areas, including revenues generated in, or property, plants and equipment located in, Canada and foreign countries are disclosed in note 25 to the Consolidated Financial Statements in Item 18. Risks associated with the foreign operations are disclosed in Item 3(D), "Key Information — Risk Factors."

C.    Organizational Structure

        We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries and each of them is wholly owned:

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation;

        Celestica Cayman Holdings 9 Limited, a Cayman Islands corporation;

        Celestica (Gibraltar) Limited, a Gibraltar corporation;

        Celestica Holdings Pte Limited, a Singapore corporation;

        Celestica Hong Kong Limited, a Hong Kong corporation;

        Celestica LLC, a Delaware limited liability company;

        Celestica Liquidity Management Hungary Limited Liability Company, a Hungary corporation;

        Celestica (Luxembourg) S.À.R.L., a Luxembourg corporation;

        Celestica (Romania) S.R.L., a Romania corporation;

        Celestica (Thailand) Limited, a Thailand corporation;

        Celestica (USA) Inc., a Delaware corporation;

        Celestica (US Holdings) LLC, a Delaware limited liability company;

        IMS International Manufacturing Services Limited, a Cayman Islands corporation;

        1681714 Ontario Inc., an Ontario corporation;

        1755630 Ontario Inc., an Ontario corporation; and

        3250297 Nova Scotia Company (formerly 1282087 Ontario Inc.), a Nova Scotia corporation.

D.    Property, Plants and Equipment

        The following table summarizes our principal facilities as of February 22, 2012. Our facilities are used to provide electronics manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, and other related manufacturing and customer support activities, including warehousing, distribution and fulfillment.

Major locations	Square Footage	Owned/Leased
	(in thousands)
Canada	888	Owned
California(1)	288	Leased
Oregon	188	Leased
Texas	51	Leased
Mexico(1)	832	Leased
Ireland(1)	241	Leased
Spain	100	Owned
Austria	54	Leased
Romania	200	Owned
Scotland	58	Leased
China(1)	1,162	Owned/Leased
Malaysia(1)	927	Owned/Leased
Thailand(1)	1,085	Leased
Singapore(1)	282	Leased
Japan	274	Owned

(1)
This represents multiple locations.

        Our principal executive office is located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7. Our principal facilities are certified to ISO 9001 and ISO 14001 standards, as well as to other industry-specific certifications.

        Our land and facility leases expire between 2012 and 2060. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the 2011 consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 22, 2012 unless we indicate otherwise.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, section 21E of the U.S. Securities Exchange Act of 1934, and applicable Canadian securities legislation, including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results, including our quarterly earnings and revenue guidance; the impact of program wins or losses and acquisitions on our financial results and working capital requirements; anticipated expenses, capital expenditures, benefits or payments; our financial or operational performance; our expected tax outcomes; our cash flows and financial targets; and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may," "will," "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: our dependence on a limited number of customers and on our customers' ability to compete and succeed in their marketplace for the products we manufacture; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand from our customers; the challenges of managing changing commodity and labor costs; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; the challenge of managing our financial exposures to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results among periods; our ability to successfully manage our international operations; increasing income taxes and our inability to successfully defend tax audits or meet the conditions of tax incentives; the completion of our restructuring activities or integration of our acquisitions; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers' products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with Canadian securities regulators.

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

Overview

What Celestica does:

        We deliver innovative supply chain solutions globally to original equipment manufacturers (OEMs) and service providers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor capital equipment and other) end markets. We believe our services and solutions help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

        Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence strategically located around the world. We strive to align a network of suppliers around these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other facilities around the world with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

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

        We offer a full range of services to our customers including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services. We are focused on expanding these service offerings across our major markets with existing and new customers and on growing our business in the diversified end market. We will continue to invest in assets and resources to expand our design, engineering and after-market service capabilities, while continuing to pursue higher-value opportunities with existing customers. During the past two years, we completed the acquisitions of Invec Solutions Limited (Invec), Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels) and the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks Automation), enhancing and adding new capabilities to our offerings and expanding our customer base.

        Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 71% of revenue in 2011 (72% — 2010). Our largest customer represented 19% of revenue in 2011 (20% — 2010). Revenue generated from our customers typically varies from period-to-period depending on the success in the marketplace of our customers' products, changes in demand from our customers for the products we manufacture, and the extent and timing of new program wins, losses or follow-on business from our customers, among other factors.

        The products and services we provide can be found in a wide variety of end products, including smartphones; servers; networking, wireless and telecommunications equipment; storage devices; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment; printer supplies; peripherals; semiconductor capital equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

        We believe we are well positioned in the EMS industry, based on our services and capabilities, operational performance and track record as one of the major global EMS companies. Our priorities include (i) growing revenue in our targeted business areas, (ii) continuing to improve financial results, including operating margins, returns, and free cash flow, (iii) developing and enhancing profitable relationships with leading customers across our strategic target markets and (iv) increasing our capabilities in services and technologies beyond our traditional areas of EMS expertise. We believe that success in these areas will continue to strengthen our competitive position and enhance customer satisfaction and shareholder value.

        We established three-year financial targets at the beginning of 2010. These targets included achieving a compound annual revenue growth rate of 6% to 8%, and generating the following performance on various non-IFRS measures: annual operating margin of 3.5% to 4.0%, annual return on invested capital (ROIC) of greater than 20%, and annual free cash flow of between $100 million and $200 million. The achievement of these targets is primarily dependent upon the strength of the economy, the success of our customers' products in the marketplace, our revenue mix and magnitude of customer program bookings by end markets and the margin profile for the services we provide. For 2011, we achieved revenue growth of 11%, operating margin of 3.6%, ROIC of 27.5%, and free cash flow of $144.1 million. While we drive towards achieving our three-year financial targets, the uncertainty in the global economy continues to limit overall visibility to end market demand. As a result of this continued economic uncertainty and weak end market demand, we expect revenue for the first quarter of 2012 to decline sequentially by 6% compared to the fourth quarter of 2011 and to decline year over year by 8% compared to the first quarter of 2011. We expect our operating margin to be 3.3% for the first quarter of 2012 with negative free cash flow as we expand capacity to support new customer programs. The uncertain economic environment could negatively impact our ability to achieve our targets for 2012.

        Our financial targets for operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and are not necessarily comparable to similar measures presented by other companies. Our management uses non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) set management incentive targets. See "Non-IFRS measures" below.

Overview of business environment:

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, the revenue is volatile on a quarterly basis, the business environment is highly competitive, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting operating margins. The amount and location of qualified people, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margin and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

        EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited, making revenue from customers and by end markets difficult to predict. This is due primarily to the short product lifecycles inherent in technology markets resulting in short production lead times expected by our customers, rapid shifts in technology for our customers' products, frequent changes in preference by our customers' customers, model obsolescence and general volatility in the economy. This is particularly evident in high-volume markets such as the consumer end market, where product lifecycles tend to be the shortest and our customers' customers can suddenly and significantly shift their preferences to other designs or technologies. The global economy and financial markets continue to be uncertain and may continue to negatively impact the operations of most EMS providers, including Celestica.

        The EMS industry has experienced component shortages in the past. In many cases, components used in the manufacturing and assembly processes are only available from a single supplier. We procure substantially all of our component and materials pursuant to individual purchase orders that are generally short-term in nature. Component shortages can delay production as well as the revenue related to products using those components, and may result in higher inventory levels and extended lead times. During 2011, the EMS industry experienced component shortages, primarily driven by the effects of the earthquake and tsunami in Japan and the flooding in Thailand. To date, we have not been materially impacted by these shortages. In addition to natural disasters, other external factors that could impact our business include political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we, our suppliers and our customers operate. These types of local events could disrupt operations at one or more of our facilities or those of our customers, component suppliers or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or the ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our facilities, including damage that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. However, our policies are subject to deductibles and limitations and may not provide adequate coverage.

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

Transition to IFRS:

        In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada effective January 1, 2011. Accordingly, our consolidated financial statements for 2011 have been prepared in accordance with IFRS as issued by the IASB. Our unaudited interim consolidated financial statements for the three months ended March 31, 2011 were our first financial statements prepared under IFRS. We have retroactively applied IFRS to our 2010 quarterly and annual comparative data and have included the reconciliations and descriptions of the effect of our transition from prior Canadian generally accepted accounting principles (GAAP) to IFRS in the notes to our interim and annual consolidated financial statements. See also notes 2 and 3 of our 2011 consolidated financial statements for a description of our adoption of IFRS and a discussion regarding our significant accounting policies and the application of critical accounting estimates and judgments.

        We have restated our 2010 comparative data to reflect the adoption of IFRS, with effect from January 1, 2010 (Transition Date). Our 2010 IFRS net earnings of $101.2 million were $20.4 million higher than under GAAP. See chart below. The most significant GAAP to IFRS adjustment to our consolidated statement of operations throughout 2010 related to the timing of recognizing restructuring charges. Under IFRS, we defer the recognition of restructuring charges until we announce the actions. The most significant adjustment to our consolidated balance sheet related to the accounting for actuarial losses arising from pension and post-retirement benefit plans. IFRS allows us to recognize on our consolidated balance sheet, as at the Transition Date, our cumulative actuarial losses previously unrecognized under GAAP through equity. In management's view, this transition adjustment better reflects the economic position of our pension and post-retirement benefit plans than under GAAP. Under IFRS as compared to GAAP, our deferred pension assets as at January 1, 2010 decreased by approximately $90 million and our pension liabilities increased by approximately $40 million, with a corresponding adjustment against equity of approximately $130 million. We were not required to retroactively apply IFRS to our 2009 financial statements; the 2009 operating results and financial information in the following chart were prepared in accordance with GAAP. Solely to provide a meaningful comparison to the 2009 information, we also included in the chart below the 2010 comparative data prepared in accordance with GAAP.

Summary of 2011

        The following table shows certain key operating results and financial information for the years indicated (in millions, except per share amounts):

	Year ended December 31
	2009(i)	2010(i)	2010	2011
	GAAP	GAAP	IFRS	IFRS

Revenue	$6,092.2	$6,526.1	$6,526.1	$7,213.0
Gross profit	429.8	443.3	444.1	491.4
Selling, general and administrative expenses (SG&A)	244.5	250.2	252.1	253.4
Other charges	68.0	68.4	49.9	6.5
Net earnings	55.0	80.8	101.2	195.1
Basic earnings per share	$0.24	$0.35	$0.44	$0.90
Diluted earnings per share	$0.24	$0.35	$0.44	$0.89

	December 31
	2009(i)	2010(i)	2010	2011
	GAAP	GAAP	IFRS	IFRS

Cash and cash equivalents	$937.7	$632.8	$632.8	$658.9
Total assets	3,106.1	3,103.6	3,013.9	2,969.6
Senior subordinated notes (Notes)	222.8	—	—	—

(i)
Prepared in accordance with GAAP.

        Revenue for 2011 of $7.2 billion increased 11% from $6.5 billion in 2010. Compared to 2010, revenue dollars from our diversified end market increased 40%, enterprise communications increased 18%, server increased 14% and consumer increased 11%. These revenue increases were primarily due to new program wins with existing and new customers and from acquisitions. Revenue from our acquisitions contributed approximately one-third of the revenue increase in our diversified end market. Enterprise communications and consumer were our largest end markets for 2011, representing 26% and 25% of revenue, respectively (2010 — 24% and 25%, respectively). Revenue dollars from our telecommunications end market decreased 20% from 2010 reflecting primarily lower volumes associated with weaker demand from some of our customers for the products we manufacture and the insourcing of a program by one customer. Revenue dollars from our storage end market decreased 4% from 2010.

        Our production and service volumes and revenue vary each period because of the impacts associated with the success in the marketplace of our customers' products, changes in demand from the customer for the products or services we provide, the extent, timing and rate of new program wins, follow-on business or losses from new, existing or disengaging customers, the transfer of programs among our facilities at our customers' request, the timing and rate at which new programs are ramped, and the impact of seasonality for various end markets, among other factors.

        Gross profit for 2011 increased 11% from 2010, in line with the revenue increase. Gross margin as a percentage of revenue was 6.8% in both years. SG&A for 2011 was relatively flat compared to 2010.

        Net earnings for 2011 of $195.1 million were $93.9 million higher than 2010 primarily reflecting improved operating earnings and lower restructuring charges, as well as lower income tax expense resulting from income tax recoveries recognized in 2011.

        In June 2011, we completed the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation for $80.5 million, funded with cash on hand and $45.0 million from our revolving facility which we repaid in 2011. We paid $49.4 million during 2011 for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares under our equity-based compensation plans.

        Our balance sheet remains strong. We completed the year with $658.9 million in cash and cash equivalents. Our free cash flow for 2011 improved compared to 2010 primarily as a result of our improved operating earnings. Our cash flows during 2010 and 2011 were negatively impacted as we funded higher levels of inventory and investments to support growth. To meet our working capital requirements and to provide additional short-term liquidity, we may draw on our $400.0 million revolving credit facility, utilize our accounts receivable (A/R) sales programs, or we may negotiate cash deposits with customers. We amended our A/R facility in November 2011 to allow us to sell up to an additional $150.0 million in A/R on an uncommitted basis. At December 31, 2010 and 2011, no amounts were drawn under our revolving credit facility. We had sold $60.0 million of A/R at December 31, 2011 (September 30, 2011 — $100.0 million; December 31, 2010 — $60.0 million). We have an arrangement with a customer whereby inventory on hand, in excess of previously agreed upon levels, is funded by that customer through cash deposits. These deposits are short-term in nature and are generally repaid in 2 to 3 months. At December 31, 2011, we had a deposit of $120.0 million from that customer pursuant to an agreement which expires in March 2012, with any outstanding amounts repayable by Celestica at that time (September 30, 2011 — $100.0 million; December 31, 2010 — $75.0 million which we repaid in February 2011). The amount and timing of each deposit is negotiated between our customer and us, and there can be no assurance that we will be successful in negotiating future deposits. We record these cash deposits in accounts payable (A/P). We expect the dollar amount of these deposits to decline going forward.

        On February 7, 2012, the Toronto Stock Exchange (TSX) approved a new Normal Course Issuer Bid (NCIB) allowing us to repurchase, at our discretion, until the earlier of February 8, 2013 and the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares, representing 10% of the public float of our subordinate voting shares (or approximately 7.5% of our total subordinate voting and multiple voting shares outstanding), in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the new bid will be reduced by the number of subordinate voting shares we purchase for equity-based compensation plans, which we estimate will be approximately 3 million shares.

Summary of 2010:

        In order to provide a meaningful comparison to 2009, the financial information for 2010 included in this summary was prepared in accordance with GAAP.

        Revenue for 2010 of $6.5 billion increased 7% from $6.1 billion in 2009. Compared to 2009, revenue dollars from our server end market increased 18%, diversified increased 18%, enterprise communications increased 16% and storage increased 12%. These revenue increases in 2010 reflected new program wins and increased demand resulting from an improved economic environment compared to 2009. Revenue for 2010 from our telecommunications end market decreased 10% from 2009 driven primarily by declines in demand and program losses. Revenue for 2010 from our consumer end market decreased $30 million, or 2%, from 2009. Specifically, consumer revenue for 2010 decreased 15% from 2009 due to our disengagement of a program in the gaming console business, which more than offset the increased revenue from new program wins, resulting in a net 2% decrease in 2010. Consumer continued to be our largest end market, representing 25% of revenue in 2010.

        Gross profit for 2010 increased 3% from 2009 while revenue increased 7% from 2009. Gross margin as a percentage of revenue decreased from 7.1% in 2009 to 6.8% in 2010 primarily due to changes in product mix and higher variable compensation costs (that reduced gross margin by 0.2%). SG&A for 2010 increased $5.7 million, or 2%, from 2009, primarily due to a $10 million increase in variable compensation costs and a $3 million decrease in bad debt recoveries, offset partially by cost reductions, including IT spending.

        We recorded restructuring charges of $55.3 million in 2010 (2009 — $83.1 million). Net earnings for 2010 were $80.8 million compared to net earnings of $55.0 million in 2009. The improvement in net earnings was driven primarily by improved gross profit and lower interest expense in 2010, offset partially by higher income tax expense.

        During 2010, we paid $140.6 million to repurchase and cancel a total of 16.1 million subordinate voting shares under a NCIB we commenced in July 2010. During 2010, we paid $26.2 million for the repurchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares under our equity-based compensation plans. In March 2010, we paid $231.6 million to repurchase our remaining subordinated debt. In 2010, we completed the acquisition of Scotland-based Invec and Austrian-based Allied Panels for a total purchase price of $18.3 million financed with cash.

Other performance indicators:

        In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
Cash cycle days:
Days in A/R	49	46	46	42	45	42	40	41
Days in inventory	45	43	46	42	50	53	52	51
Days in A/P	(61)	(57)	(57)	(55)	(64)	(60)	(56)	(56)

Cash cycle days	33	32	35	29	31	35	36	36

Inventory turns	8.1x	8.4x	8.0x	8.7x	7.4x	6.8x	7.0x	7.2x

	2010				2011
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Amount of A/R sold (in millions)	$30.0	$50.0	$50.0	$60.0	$60.0	$120.0	$100.0	$60.0

        Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in A/P is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile. Our transition from GAAP to IFRS did not impact the calculation of our performance indicators.

        Cash cycle days for the fourth quarter of 2011 increased by 7 days to 36 days compared to the same period in 2010. Days in inventory increased by 9 days while A/R days decreased by 1 day compared to the same period in 2010. The year-over-year increase in inventory days primarily reflects higher inventory to support one of our largest customers and lower revenue levels in the fourth quarter of 2011 compared to the fourth quarter of 2010. Our acquisition in June 2011 also increased inventory by 1 day. Cash cycle days for the fourth quarter of 2011 was consistent with the third quarter of 2011. Days in A/R increased by 1 day while days in inventory decreased by 1 day sequentially from the third quarter of 2011.

        Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See "Non-IFRS measures" below.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

        Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our consolidated financial statements.

Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. Cost includes direct materials, labor and overhead. In determining the net realizable value, we consider factors such as shrinkage, the aging of and future demand for the inventory and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the suppliers or customers. A change to these assumptions could impact our inventory valuation and have a resulting impact on gross margins. We procure inventory based on specific customer orders and forecasts. If actual market conditions or our customers' product demands are less favorable than those projected, additional valuation adjustments may be required. To the extent economic circumstances have changed, previous write-downs are reversed and recognized in the consolidated statement of operations in the period the change occurs.

Income taxes:

        We record an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain and estimates are required for exposures related to examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. The final tax outcome of these matters may be different from the estimates made by management in determining our income tax provisions. We recognize a tax benefit related to tax uncertainties when it is probable based on our best estimate of the amount that will ultimately be realized. A change to these estimates could impact our income tax provision.

        We recognize deferred income tax assets to the extent management believes it is probable that the amount will be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the amount of deferred income tax assets we recognize.

Goodwill, intangible assets and property, plant and equipment:

        We estimate the useful lives of intangible assets and property, plant and equipment based on the nature of the asset, historical experience and the terms of any related supply contracts.

        The carrying amounts of goodwill, intangible assets and property, plant and equipment are reviewed for impairment on an annual basis or whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset may not be recoverable. If any such indication exists, the carrying amount of the asset is tested for impairment. Absent triggering events during the year, we conduct our impairment assessment in the fourth quarter of the year to correspond with our planning cycle.

        We recognize an impairment loss when the carrying amount of an asset, cash-generating unit (CGU) or group of CGUs exceeds the recoverable amount. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth rates, including revenue and cash flow projections, and discount rates, among other factors. The process of determining fair value less costs to sell requires the valuation and use of appraisals to support our real property values. Impairment losses are recognized in the consolidated statement of operations. Impairment losses recognized in respect of a CGU are first allocated to reduce the carrying amount of goodwill and then allocated to reduce the carrying amount of other assets in the CGU on a pro rata basis.

        Impairment losses for goodwill are not reversed in future periods. Impairment losses other than for goodwill are reversed if the losses recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates used to determine the recoverable amount. The amount of the reversal is limited to restoring the carrying amount to the amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

Restructuring charges:

        We incur restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. Our restructuring charges include employee severance and benefit costs, costs related to leased facilities and equipment we no longer use, gains, losses or impairments related to owned facilities and equipment we no longer use and which are available for sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. We recognize employee termination costs when the restructuring actions are announced to employees. We recognize an impairment loss for owned facilities and equipment based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in the liability due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. Adjustments to the recorded amounts may be required to reflect actual experience or changes in future estimates. At the end of each reporting period, we evaluate the appropriateness of the remaining balances.

Pension:

        We have pension and non-pension post-employment benefit costs and liabilities that are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. The actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. The fair values of our pension assets were based on a measurement date of December 31, 2011. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. There is no assurance that our pension plan assets will earn the assumed rate of return. Market driven changes may affect our discount rates and other variables which could cause actual results to differ significantly from our estimates. Changes in assumptions could also impact our pension plan valuations and our future pension expense and funding. See notes 2(n) and 19 to our consolidated financial statements.

Stock-based compensation:

        The grant date fair value of options granted to employees is recognized as compensation expense, with a corresponding charge to contributed surplus, over the period that the employees become unconditionally entitled to the options. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period. When options are exercised, the proceeds are credited to capital stock. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, exercise price of the option, expected volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for equity-settled restricted share units (RSUs), and for performance share units (PSUs) granted prior to 2011, is based on the market value of our subordinate voting shares at the time of grant. We amortize this cost to compensation expense with a corresponding charge through contributed surplus over the period the employees become unconditionally entitled to the awards. The cost of the PSUs, which vest based on a non-market performance condition, is recorded based on our best estimate of the outcome of the performance condition and adjusted as new facts and circumstances arise. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date. The corresponding charge is recorded in our consolidated statement of operations.

        The cost we record for PSUs granted after 2010 is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the total shareholder return (TSR) of Celestica relative to the TSR of a pre-defined EMS competitor group. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. Compensation expense is recognized in the consolidated statement of operations on a straight-line basis over the requisite service period and is reduced for estimated PSU awards that will not vest as a result of not meeting the employment conditions.

        We grant deferred share units (DSUs) to certain members of our board of directors as part of their compensation, which is comprised of an annual retainer, an annual equity award and meeting fees. We amortize the cost of DSUs to compensation expense over the period the services are rendered.

Operating Results

        Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs. The level and timing of customer orders will vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and costs associated with, new program ramps; volumes and, in certain of our end markets, seasonality of business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of acquisitions and related integration costs.

        As described above, our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or the ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our facilities, including damage that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. However, our policies are subject to deductibles and limitations and may not provide adequate coverage.

        In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration of their EMS providers, mergers and consolidation among OEMs, as well as decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand amongst their EMS providers and/or may shift programs from one region to another region within an EMS provider's global network. Our operating results for each period include the impacts associated with program wins, follow-on business or losses from new, existing or disengaging customers. The volume of, profitability of or the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production, existing programs being fully or partially transferred internally or to a competitor and programs reaching end-of-life.

        The following table sets forth certain operating data expressed as a percentage of revenue for the years indicated:

	Year ended December 31
	2010	2011
Revenue	100.0%	100.0%
Cost of sales	93.2	93.2

Gross profit	6.8	6.8
SG&A	3.9	3.5
Research and development costs	—	0.2
Amortization of intangible assets	0.2	0.2
Other charges	0.8	0.1
Finance costs	0.1	—

Earnings before income tax	1.8	2.8
Income tax expense	(0.2)	(0.1)

Net earnings	1.6%	2.7%

Revenue:

        Revenue for 2011 of $7.2 billion increased 11% from $6.5 billion in 2010. Compared to 2010, revenue dollars from our diversified end market increased 40%, enterprise communications increased 18%, server increased 14%, and consumer increased 11%. These revenue increases were primarily due to new program wins with existing and new customers and from acquisitions. Revenue from our acquisitions contributed approximately one-third of the revenue increase in our diversified end market. Enterprise communications and consumer were our largest end markets for 2011, representing 26% and 25% of revenue, respectively (2010 — 24% and 25%, respectively). Revenue dollars from our telecommunications end market decreased 20% from 2010 reflecting primarily lower volumes associated with weaker demand from some of our customers for the products we manufacture and the insourcing of a program by one customer. Revenue dollars from our storage end market decreased 4% from 2010.

        The following table shows the end markets we served as a percentage of revenue for the periods indicated:

	2010					2011
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Consumer	28%	26%	24%	24%	25%	26%	25%	25%	26%	25%
Diversified	10%	11%	12%	11%	12%	11%	13%	16%	18%	14%
Enterprise Communications	22%	24%	25%	24%	24%	25%	25%	26%	25%	26%
Servers	12%	14%	13%	17%	14%	15%	17%	14%	13%	15%
Storage	14%	12%	12%	12%	12%	12%	11%	11%	10%	11%
Telecommunications	14%	13%	14%	12%	13%	11%	9%	8%	8%	9%
Revenue (in billions)	$1.52	$1.59	$1.55	$1.88	$6.53	$1.80	$1.83	$1.83	$1.75	$7.21

        Our product and service volumes, revenue and operating results vary from period-to-period depending on the success in the marketplace of our customers' products, changes in demand from the customer for the products we manufacture, seasonality in certain of our end markets, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the impact associated with program wins, follow-on business or losses from new, existing or disengaging customers and shifts of programs among our facilities at our customers' request, and the timing and rate at which new programs are ramped up, among other factors. We are dependent on a limited number of customers in the communications, consumer and computing end markets for a substantial portion of our revenue. We expect that the pace of technological change, the frequency of OEMs transferring business among EMS competitors or OEMs changing the volumes they outsource, and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

        In the past, we have experienced some level of seasonality in our quarterly revenue patterns across most of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

        Our enterprise communications end market represented 26% of total revenue for 2011, up from 24% of total revenue in 2010. This growth was primarily from new program wins from existing customers. Revenue dollars from our diversified end market increased 40% compared to 2010 and represent 14% of total revenue for 2011. Revenue dollars from our diversified end market increased to 18% of total revenue for the fourth quarter of 2011 as we continued to target this strategic market. New customer wins and revenue from acquisitions contributed to the increase in revenue in this end market. Our telecommunications revenue as a percentage of total revenue decreased to 9% (2010 — 13%) and continued to be impacted by lower volumes associated with weaker demand from some of our customers for the products we manufacture and the insourcing of a program by one customer. Starting with the first quarter of 2012, we will be consolidating the enterprise communications and telecommunications end markets for reporting purposes.

        Our consumer end market represented 25% of total revenue for 2011 (2010 — 25%). Approximately three-quarters of our consumer business was generated by one smartphone customer. We continue to win new programs from existing and new customers in consumer which resulted in an 11% increase in revenue dollars compared to 2010. Business in the consumer end market and, in particular, smartphones, is highly competitive and characterized by shorter product lifecycles, higher revenue volatility, and lower margins. In addition, program volumes can vary significantly period-to-period based on the strength in end market demand or the timing of ramping new programs. End-user preferences for these products and services can change rapidly and these programs are shifted among EMS competitors. Our exposure to this end market could lead to volatility in our revenue and operating margins and impact our financial position and cash flows.

        For 2011, we had two customers (Research In Motion (RIM) and Cisco Systems) who individually represented more than 10% of total revenue (one customer — 2010). RIM is in our consumer end market and accounted for 19% of total revenue for 2011 (20% for 2010). Our revenue dollars from RIM in the fourth quarter of 2011 were relatively flat compared to the third quarter of 2011. There can be no assurance that our revenue from RIM will continue at these levels. We currently manufacture certain of RIM's smartphone models and also provide certain after-market services. There can be no assurance that the current products we manufacture for RIM will succeed as expected in the marketplace due to rapid shifts in technology and increased competition in the markets RIM serves. In the past, we have received new program wins from RIM to replace programs reaching end-of-life. There can be no assurance that this trend will continue.

        Whether any of our customers individually account for more than 10% of revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for a customers' product, seasonality of business, the extent and timing of new program wins, losses or follow-on business, the phasing in or out of programs, the growth rate of other customers, price competition and changes in our customers' supplier base or supply chain strategies.

        In the aggregate, our top 10 customers represented 71% of revenue in 2011 (2010 — 72%). We are dependent upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from our largest customers or any other customers will continue at the same historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant decrease in revenue from these or other customers, or a loss of a major customer, would have a material adverse impact on our business, our revenue and our results of operations.

        In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage production risk. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

        We believe that delivering sustainable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We continue to pursue new customers and acquisition opportunities to expand our end market penetration, diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the years indicated:

	Year ended December 31
	2010	2011
Gross profit (in millions)	$444.1	$491.4
Gross margin	6.8%	6.8%

        Gross profit for 2011 increased 11% from 2010, in line with the revenue increase. Gross margin as a percentage of revenue was 6.8% in both years.

        Multiple factors cause gross margin to fluctuate including, among other factors: volume and mix of products or services; higher revenue concentration in lower gross margin products and end markets; pricing pressure; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

        Our gross profit and SG&A are impacted by the level of variable compensation expense we record in each period. Variable compensation includes our team incentive plans available to eligible manufacturing and office employees, sales incentive plans and equity-based compensation, such as stock options, PSU and RSU awards. See "Stock-based compensation" below. The amount of variable compensation expense varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

        SG&A for 2011 of $253.4 million (3.5% of revenue) was relatively flat compared to $252.1 million (3.9% of revenue) for 2010. The decrease in SG&A as a percentage of revenue for 2011 compared to 2010 reflects the higher revenue levels in 2011.

Stock-based compensation:

        Our stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settle in cash and plan adjustments. Our performance-based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We recorded the following stock-based compensation expense, included in cost of sales and SG&A, for the years indicated (in millions):

	Year ended December 31
	2010	2011
Stock-based compensation	$41.9	$44.2

        Our stock-based compensation expense for 2011 included a mark-to-market adjustment of $2.7 million for awards we settled in cash compared to $7.6 million adjustment in 2010. We elected to cash-settle certain share unit awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares we could purchase in the open market as a result of terms in our subordinated debt and our share buy-back program. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense.

        Our stock-based compensation expense for 2011 also included a $4.8 million adjustment due to changes we made to the retirement eligibility clauses in our equity-based compensation plans, which resulted in an accelerated recognition of the related compensation expense.

Research and development expenses:

        In late 2010, we launched a new Joint Design and Manufacturing (JDM) strategy that focuses on developing design solutions and subsequently managing the other aspects of the supply chain, including manufacturing. We invested $13.8 million in research and development activities in 2011. This was primarily for engineering personnel costs to develop specific design building blocks that can be used as is, or customized to support our customers' product roadmaps, in markets such as communications and information technology. We did not incur any significant costs related to the JDM strategy during 2010. We expect to continue to invest in research and development activities at the same or slightly higher levels in the near term.

Other charges:

        (i)    We have recorded the following restructuring charges for the years indicated (in millions):

	Year ended December 31
	2010	2011
Restructuring charges	$35.8	$14.5

        Under GAAP, we recorded restructuring charges in the period we finalized our detailed plans and could reasonably estimate the amount and timing of the actions. Under IFRS, we defer the recognition of charges until the plans are implemented or announced to employees. Under GAAP, our restructuring charges for 2010 included $10.7 million for actions not yet announced at December 31, 2010, which we reversed under IFRS. We announced these actions during 2011. During 2011, we recorded restructuring charges of $18.2 million, primarily for employee termination costs associated with announced restructuring actions, offset partially by recoveries of $3.7 million representing gains from the sale of vacated properties and surplus equipment. Our net restructuring charges for 2011 were $14.5 million, slightly higher than our estimated costs for 2011 of $10.7 million, reflecting additional actions we announced in response to continued economic uncertainties. Our ending restructuring liability was $16.7 million at December 31, 2011. We expect to pay our remaining employee termination costs during the first half of 2012. All cash outlays have been, and the balance will be, funded from cash on hand.

        We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the marketplace and/or our exit from less profitable or non-strategic operations.

  (ii)
  We have recorded the following impairment charges for the years indicated (in millions):

	Year ended December 31
	2010	2011
Asset impairment	$9.1	—

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant, and equipment in the fourth quarter of each year or whenever triggering events indicate that the carrying amount of an asset or CGU may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds the recoverable amount, which is determined as the greater of its value-in-use and its fair value less costs to sell. During the fourth quarter of 2011, we performed our annual asset impairment assessment and determined there was no impairment (2010 — impairment of $9.1 million).

  (iii)
  Loss on repurchase of Notes:

        In March 2010, we paid $231.6 million to repurchase the remaining Notes due 2013 and recognized a loss of $8.8 million, primarily as a result of the premium we paid to redeem the Notes prior to maturity. The loss on the repurchase was measured based on the carrying value of the repurchased portion of the Notes on the date of repurchase.

Income taxes:

        Income tax expense for 2011 was $3.7 million on earnings before tax of $198.8 million compared to an income tax expense of $18.2 million for 2010 on earnings before tax of $119.4 million. Current income taxes for 2011 consisted primarily of the tax expense in jurisdictions with current taxes payable and changes to our net provisions related to tax uncertainties, including current tax recoveries resulting from the settlement of tax audits. Deferred income taxes for 2011 were comprised primarily of the deferred tax recovery we recognized in Canada for an inter-company investment we wrote off relating to a restructured subsidiary. Current income taxes for 2010 consisted primarily of the tax expense in jurisdictions with current taxes payable and additional taxes and penalties related to the tax audit in Hong Kong (which we formally settled in the second quarter of 2011). Deferred income taxes for 2010 were comprised primarily of deferred tax recoveries for future deductible temporary differences and recognition of certain deferred income tax assets previously not recognized in Canada.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2012 and 2020). Approximately one-half of our earnings before tax in 2011 were realized in certain jurisdictions in Asia where our combined effective income tax rate was approximately 2.1% due to income tax incentives we have been granted. Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the conditions.

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

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

        In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary's tax liability would increase by approximately 43.5 million Brazilian reais (approximately $23.2 million at current exchange rates). In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position. As the ruling generally favored the taxpayer, the matter has been sent to a court of appeals. We have not accrued for any potential adverse tax impact for the 2004 tax audit as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 55.5 million Brazilian reais (approximately $29.6 million at current exchange rates).

        Tax audits for the years 2001 through 2006 and 2009 of one of our Malaysian subsidiaries were closed in 2011 without any significant adjustments. As a result of our successful defenses, we have released provisions previously recorded for Malaysian tax uncertainties of 31.9 million Malaysian ringgit (approximately $10.0 million at current exchange rates).

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

Acquisitions:

        We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition can be successfully integrated or will generate the returns that we expected.

        In January 2010, we completed the acquisition of Scotland-based Invec. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. This acquisition enhanced our global after-market services offering by integrating Invec's proprietary reverse logistics software throughout our network.

        In August 2010, we completed the acquisition of Austrian-based Allied Panels, a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market. This acquisition enhanced our healthcare offering by expanding our capability in the healthcare diagnostics and imaging market, and broadening our healthcare global network to include a center of excellence in Europe.

        The total purchase price for the 2010 acquisitions, excluding contingent consideration, was $18.3 million and was financed with cash in 2010. The purchase price for Allied Panels is subject to adjustment for contingent consideration if specific pre-determined financial targets are achieved through 2012. We estimated the fair value of this contingency and recorded $4.5 million in goodwill on the acquisition date. The amount of goodwill and amortizable intangible assets recorded on the acquisition dates was $14.1 million (of which we expect the majority will not be tax deductible) and $16.1 million, respectively. We expensed $1.0 million of acquisition-related transaction costs in 2010. At December 31, 2011, we reduced the fair value of the contingent consideration we recorded on the acquisition of Allied Panels from $4.5 million to $3.2 million by releasing $1.3 million through other charges in our consolidated statement of operations.

        In June 2011, we completed the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation. The operations, based in Portland, Oregon and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world's largest semiconductor equipment manufacturers. This acquisition strengthened our service offerings by providing our customers with additional capabilities in complex mechanical and systems integration services. The final purchase price of $80.5 million, net of cash acquired, was financed from cash on hand and $45.0 million from our revolving credit facility, which we repaid in the third quarter of 2011. The amount of goodwill arising from the acquisition was $33.8 million (of which we expect approximately one-third will be tax deductible) and the amount of amortizable intangible assets was $12.5 million. We expensed $0.6 million in acquisition-related transaction costs in 2011.

        Revenue and earnings for the combined companies for each of the reporting periods would not have been materially different had the acquisitions in each year occurred at the beginning of the respective years.

Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the years indicated (in millions):

	December 31
	2010	2011
Cash and cash equivalents	$632.8	$658.9

	Year ended December 31
	2010	2011
Cash provided by operating activities	$165.9	$196.3
Cash used in investing activities	(61.1)	(125.7)
Cash used in financing activities	(409.7)	(44.5)
Changes in non-cash working capital items (included with operating activities above):
A/R	$(111.8)	$147.0
Inventories	(162.8)	2.0
Other current assets	(11.9)	3.9
A/P, accrued and other current liabilities and provisions	211.4	(216.9)

Working capital changes	$(75.1)	$(64.0)

Cash provided by operating activities:

        We generated $196.3 million in cash from operations during 2011 driven primarily by the net earnings for 2011, after adding back non-cash items such as depreciation and amortization expense, offset partially by negative working capital. Negative working capital was driven primarily by a decrease in A/P compared to 2010, offset partially by a reduction in A/R. The decrease in A/P, accrued and other liabilities and provisions reflects primarily lower inventory purchases, offset partially by a $45.0 million increase in the amount of a customer deposit. The improvement in A/R for 2011 reflects lower revenue levels in the fourth quarter of 2011 relative to the fourth quarter of 2010 and continued strong collections. At December 31, 2011, we had sold $60.0 million of A/R (December 31, 2010 — $60.0 million of A/R sold).

        We generated $165.9 million in cash from operations during 2010 driven primarily by net earnings for 2010, after adding back non-cash items such as depreciation and amortization expense, offset partially by negative working capital requirements in 2010 compared to 2009, to support new programs ramping in the latter half of 2010 and early 2011. The increases to our A/R and inventory balances were offset partially by higher A/P. The higher A/P balance included a $75.0 million deposit we received from a customer to fund working capital in support of that customer's growth. Our A/R balance at December 31, 2010 was reduced by the sale of $60.0 million of A/R under our A/R sales program (December 31, 2009 — no A/R sold).

        Included in our cash and A/P balances at December 31, 2011 was a $120.0 million deposit we received from a customer pursuant to an agreement which expires in March 2012; any outstanding amounts are repayable by Celestica at that time ($75.0 million deposit at December 31, 2010 which we repaid in February 2011).

Cash used in investing activities:

        Our capital expenditures of $62.3 million for 2011 (2010 — $60.8 million) were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

        During 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation for a purchase price of $80.5 million. During 2010, we completed the acquisitions of Invec and Allied Panels for an aggregate purchase price of $18.3 million.

Cash used in financing activities:

        During 2011, we paid $49.4 million (2010 — $26.2 million) for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares under our equity-based compensation plans. During 2010, we also paid $140.6 million to repurchase subordinate voting shares in the open market for cancellation under our NCIB. We did not repurchase any subordinate voting shares for cancellation under the NCIB during 2011. In March 2010, we paid $231.6 million to repurchase all outstanding Notes.

Cash requirements:

        We maintain a revolving credit facility and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our business strategies. Our working capital requirements can vary significantly from month-to-month due to a range of business factors which includes the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R utilizing our A/R sales program. During the course of a year, we may borrow and repay amounts under these facilities. The timing and the amounts we may borrow or repay can vary significantly from month-to-month depending upon our cash requirements. We have also negotiated the receipt of cash deposits from one customer to fund short-term working capital requirements.

        At times, our customers require us to carry inventory in excess of current production requirements. We have negotiated cash deposits from one customer to cover such excess inventory. These deposits are short term in nature and are generally repaid in 2 or 3 months. We have received cash deposits each quarter beginning in December 2010 from this customer. At December 31, 2011, our customer deposit was $120.0 million (December 31, 2010 — $75.0 million deposit we repaid in February 2011). The amount and timing of each deposit is negotiated with our customer. There can be no assurance that we will be successful in negotiating future deposits. If we do not obtain future deposits, our cash flow and financial results would be negatively impacted until the excess material is used in the manufacturing process or shipped to the customer. We expect the dollar amount of these deposits to decline going forward.

        We had $658.9 million in cash and cash equivalents at December 31, 2011. We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund currently anticipated working capital, planned capital spending, and planned repurchases under our new NCIB for the next 12 months. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders' positions; debt or convertible debt securities could have rights and privileges senior to equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of our securities would be subject to market conditions at the time of issuance.

        As at December 31, 2011, a significant portion of our cash and cash equivalents were held by numerous foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries that relate to earnings that are considered indefinitely reinvested outside of Canada and that we will not repatriate in the foreseeable future (approximately $380.0 million of cash and cash equivalents as at December 31, 2011).

        As at December 31, 2011, we have contractual obligations that require future payments as follows (in millions):

	Total(i)	2012	2013	2014	2015	2016	Thereafter
Operating leases	$104.4	$29.6	$25.8	$17.8	$7.6	$4.4	$19.2
Deposit from customer(ii)	120.0	120.0	—	—	—	—	—
Pension plan contributions(iii)	20.4	20.4	—	—	—	—	—
Non-pension post-employment plan payments	47.3	4.1	4.1	4.0	4.0	4.7	26.4
Total	$292.1	$174.1	$29.9	$21.8	$11.6	$9.1	$45.6

(i)
The contractual obligations chart above does not include our agreement with a third party for the outsourcing of our IT support. Our costs under this IT support agreement fluctuate based on our usage.

(ii)
We entered into an agreement to receive a cash deposit from a customer in December 2011 to fund working capital requirements. This agreement expires in March 2012; any outstanding amounts are repayable by Celestica at that time.

(iii)
Based on our latest actuarial valuations, we estimate our minimum funding requirement for 2012 to be $20.4 million (2011 — $45.5 million; 2010 — $33.6 million). See further details in note 19 to our consolidated financial statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

        As at December 31, 2011, we have commitments that expire as follows (in millions):

	Total	2012	2013	2014	2015	2016	Thereafter
Foreign currency contracts(i)	$776.5	$735.3	$41.2	—	—	—	—
Letters of credit, letters of guarantee and surety bonds(ii)	40.9	37.1	—	1.8	—	—	2.0
Capital expenditures(iii)	48.0	48.0	—	—	—	—	—
Contingent consideration(iv)	3.2	3.2	—	—	—	—	—

(i)
Represents the aggregate notional amounts of the forward currency contracts.

(ii)
Includes $27.0 million of letters of credit that we issued under our revolving credit facility.

(iii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2012 to be approximately 1.1% to 1.5% of revenue, and expect to fund this spending from cash on hand. As at December 31, 2011, we had committed $48.0 million in capital expenditures, principally for facilities, machinery and equipment to support new customer programs. Included in the $48.0 million is a building we acquired in Malaysia in February of 2012. In addition, based on the tax incentives we have benefited from as at December 31, 2011, we have met the capital expenditure commitments as at that date and have other ongoing conditions for retaining these tax incentives which we expect to meet.

(iv)
In connection with the acquisition of Allied Panels, we have a contingent obligation if specified pre-determined financial targets are achieved through 2012. At December 31, 2011, we have recorded a contingent liability of $3.2 million.

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

        From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares under our equity-based compensation plans. During 2011, we paid $49.4 million for the purchase of 5.7 million subordinate voting shares in the open market for equity-based awards vested throughout 2011 and the first quarter of 2012. During 2010, we paid $26.2 million to purchase 2.8 million subordinate voting shares for equity-based awards that vested throughout 2010 and in the first quarter of 2011. We expect to continue to make these payments for the purchase of subordinate voting shares in the open market to meet our on-going obligations to equity-settle awards as they vest in future periods. We estimate that approximately 3 million equity-based awards could vest during 2012 and the first quarter of 2013, for which we expect to satisfy by purchasing subordinate voting shares in the open market. The estimated cash outlay to purchase this number of subordinate voting shares in the open market, based on our share price on December 30, 2011, is approximately $22 million. The actual cash outlay will likely differ, and may differ materially, as it is difficult to estimate future share prices, forfeiture rates, and whether we will achieve our performance metrics.

        During 2010, we paid $140.6 million to repurchase 16.1 million subordinate voting shares for cancellation under the NCIB which expired in August 2011. On February 7, 2012, the TSX approved a new NCIB allowing us to repurchase, at our discretion, until the earlier of February 8, 2013 and the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares, representing 10% of the public float of our subordinate voting shares (or approximately 7.5% of our total subordinate voting and multiple voting shares outstanding), on the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the new bid will be reduced by the number of subordinate voting shares we purchase for equity-based compensation plans, which we estimate will be approximately 3 million shares.

        We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation (Onex) as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

        The major earthquake and tsunami in Japan in March 2011, including the aftermath of those events, affected our local operations which include a sales office, a repair service center and a manufacturing facility. Operations at our facility in Miyagi, Japan, which generated less than 5% of our total annual revenue in 2010, were interrupted for approximately two weeks in March 2011. Production had resumed by the end of the first quarter of 2011. We have filed an insurance claim which exceeds the carrying value of the damaged assets. We expect to finalize our settlement in the first quarter of 2012. Any excess of the insurance proceeds above the carrying value of the damaged assets will be recorded in the period the insurance claim is resolved.

Capital Resources

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions.

        At December 31, 2011, we had cash and cash equivalents of $658.9 million, comprised of cash (approximately 29%) and cash equivalents (approximately 71%). Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2011 a Standard and Poor's rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

        In January 2011, we renewed our revolving credit facility on generally similar terms and conditions as our previous facility and increased the size of the facility to $400.0 million, with a maturity of January 2015. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. During the third quarter of 2011, we repaid the $45.0 million we borrowed in June 2011 under this facility. At December 31, 2011, there were no amounts drawn under the facility and we were in compliance with all covenants. At December 31, 2011, we had $27.0 million of letters of credit that were issued under our credit facility.

        We also have access to $70.0 million in intraday and overnight bank overdraft facilities, which were undrawn at December 31, 2011 (undrawn at December 31, 2010).

        We have an agreement to sell up to $250.0 million in A/R (subject to pre-determined limits by customer) on a committed basis and up to an additional $150.0 million in A/R on an uncommitted basis. The A/R facility is with third-party banks which have at December 31, 2011 a Standard and Poor's rating of A-1. Our facility expires in November 2012. At December 31, 2011, we had sold $60.0 million of A/R under this facility (December 31, 2010 — $60.0 million of A/R sold).

        The timing and the amounts we may borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

        We redeemed all of our outstanding Notes prior to March 31, 2010. We also cancelled 16.1 million subordinate voting shares under the NCIB we commenced in July 2010, which represented approximately 7% of our total subordinate voting and multiple voting shares outstanding when the NCIB expired in August 2011. On February 7, 2012, the TSX approved a new NCIB allowing us to repurchase up to 16.2 million subordinate voting shares, or 10% of the public float of our subordinate voting shares as at January 26, 2012 (or approximately 7.5% of our total subordinate voting and multiple voting shares outstanding), in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids.

        Standard and Poor's provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor. At December 31, 2011, our Standard and Poor's corporate credit rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

        Our strategy on capital risk management has not changed significantly since the end of 2010. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

        Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that hold primarily U.S. government securities.

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

        We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

        At December 31, 2011, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$349.6	$0.98	15	$(2.0)
Thai baht	144.2	0.03	15	(4.7)
Malaysian ringgit	97.4	0.32	15	(2.4)
Mexican peso	49.7	0.08	12	(3.0)
Chinese renminbi	33.9	0.16	12	(0.2)
British pound	33.4	1.54	4	0.1
Singapore dollar	19.8	0.80	12	(0.6)
Euro	14.8	1.29	4	—
Japanese yen	14.0	0.01	3	—
Romanian lei	10.8	0.32	12	(0.8)
Other	8.9	—	4	(0.3)

Total	$776.5			$(13.9)

        These contracts generally extend for periods of up to 15 months and expire by the end of the first quarter of 2013. The fair value of these contracts at December 31, 2011 was a net unrealized loss of $13.9 million (December 31, 2010 — net unrealized gain of $13.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

        We are exposed to a variety of market risks associated with financial instruments.

        Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

        Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. Our borrowings under this facility expose us to interest rate risks due to fluctuations in these rates.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2011 a Standard and Poor's rating of A- or above. Each financial institution with which we have our A/R sales program had a Standard and Poor's rating of A-1 at December 31, 2011. At December 31, 2011, we had sold $60.0 million of A/R under this sales program. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. At December 31, 2011, less than 1% of our gross A/R are over 90 days past due and our allowance for doubtful accounts balance was $2.7 million (December 31, 2010 — $5.1 million). The decrease in our allowance for doubtful accounts reflects our continued strong collection efforts and is in line with improvements in our aged accounts receivable.

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to support our financial obligations.

Related Party Transactions

        Onex owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex generally has the power to control the outcome of matters on which stockholders are entitled to vote. Gerald Schwartz, the Chairman and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex carrying the right to elect a majority of Onex's board of directors.

        We have manufacturing agreements with two companies related to or under the control of Onex or Gerald Schwartz (2010 — one company). During 2011, we recorded revenue of $90.9 million from these companies (2010 — $43.3 million). At December 31, 2011, we had $15.5 million due from these companies (December 31, 2010 — $4.9 million). All transactions with these companies were in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms. One of these companies was sold subsequent to year-end and will not be reported as a related party in 2012.

        In January 2009, we entered into a Services Agreement with Onex for the services of Gerald Schwartz, as a director of Celestica. The term of this agreement was for one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears.

Outstanding Share Data

        As of February 22, 2012, we had 198.3 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 8.8 million outstanding stock options, 4.6 million outstanding RSUs, 5.9 million outstanding PSUs (based on a maximum payout of 200%), and 0.9 million outstanding DSUs, each such option or unit entitling the holder to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to time or performance-based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

        Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Changes in internal controls over financial reporting:

        During 2011, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's Report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for the year ended December 31, 2011. This report appears on page F-2 of our Annual Report on Form 20-F.

        Unaudited Quarterly Financial Highlights(i) (in millions, except per share amounts):

	2010				2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,518.1	$1,585.4	$1,546.5	$1,876.1	$1,800.1	$1,829.4	$1,830.1	$1,753.4
Gross profit %	6.9%	6.8%	7.0%	6.5%	6.5%	6.9%	6.9%	7.0%
Net earnings	$28.5	$13.0	$21.3	$38.4	$30.0	$45.7	$50.2	$69.2
Weighted average # of basic shares	229.9	230.3	229.6	221.4	215.4	216.6	216.6	216.6
Weighted average # of diluted shares	232.8	232.8	231.5	223.5	219.2	220.0	219.5	218.7
# of shares outstanding	230.0	230.2	225.5	214.2	216.3	216.4	216.4	216.5
Net earnings per share:
basic	$0.12	$0.06	$0.09	$0.17	$0.14	$0.21	$0.23	$0.32
diluted	$0.12	$0.06	$0.09	$0.17	$0.14	$0.21	$0.23	$0.32

(i)
We have restated our 2010 comparative data in accordance with IFRS.

Comparability quarter-to-quarter:

        The quarterly data reflects the following: the fourth quarters of 2010 and 2011 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters of 2010 and 2011 were impacted by our restructuring plans. The amounts vary from quarter-to-quarter.

Fourth quarter 2011 compared to fourth quarter 2010:

        Revenue for the fourth quarter of 2011 decreased 7% to $1.75 billion from $1.88 billion for the same period in 2010. Revenue dollars decreased in all end markets (reflecting continued softness and uncertainty in the global markets), other than our consumer market which was relatively flat for the fourth quarter of 2011 compared to the same period in 2010, and our diversified end market which increased 45% due primarily to new programs wins and our Brooks Automation contract manufacturing acquisition. If we exclude revenue from acquisitions, revenue from our diversified end market would have grown 27% from the same period in 2010. The decrease in revenue from our storage end market also reflects our decision to discontinue a lower margin program with one customer. Revenue decreases in our server end market were driven primarily by demand declines from one of our largest customers in this end market. The decrease in revenue from our telecommunications end market also reflects the insourcing of a program by one customer. Gross margin increased to 7.0% of revenue for the fourth quarter of 2011 from 6.5% for the same period in 2010, primarily due to changes in product mix, which benefited in part from our increasing revenue in the diversified end market. Gross margin and SG&A for the fourth quarter of 2010 were negatively impacted by the mark-to-market adjustment on share unit awards that we elected to settle in cash; there was no comparable impact in the fourth quarter of 2011. SG&A for the fourth quarter of 2011 decreased $10 million compared to the same period in 2010, reflecting lower variable compensation costs and a $3 million bad debt recovery, largely in line with the improvements in our aged A/R. Net earnings for the fourth quarter of 2011 improved from the fourth quarter of 2010, reflecting primarily improved earnings and lower SG&A, as well as higher income tax recoveries resulting from the settlement of tax audits and income tax benefits related to a restructured subsidiary. We completed our annual impairment assessment in the fourth quarter of 2011 and did not record any impairment charges (fourth quarter 2010 — $9.1 million impairment).

Fourth quarter 2011 compared to third quarter 2011:

        Revenue for the fourth quarter of 2011 decreased 4% sequentially. Revenue dollars decreased quarter-to-quarter in all end markets other than our diversified end market, which increased 6% sequentially due principally to new program wins. Gross margin of 7.0% for the fourth quarter of 2011 was relatively consistent with the third quarter of 2011. Net earnings for the fourth quarter of 2011 improved from the third quarter of 2011 reflecting primarily income tax recoveries resulting from the settlement of tax audits and income tax benefits related to a restructured subsidiary, as well as bad debt recoveries.

Fourth quarter 2011 actual compared to guidance:

        On October 20, 2011, we provided the following guidance for the fourth quarter of 2011:

	Q4 2011
	Guidance	Actual
Revenue (in billions)	$1.70 to $1.85	$1.75
Adjusted net earnings per share (diluted)	$0.23 to $0.29	$0.33

        For the fourth quarter of 2011, revenue of $1.75 billion was within our published guidance. Included in the fourth quarter of 2011 adjusted net earnings per share of $0.33 was an income tax benefit of $0.05 per share arising from the settlement of our Malaysian tax audits. Our per share guidance did not include this recovery.

        Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with our competitors. A reconciliation of adjusted net earnings to IFRS net earnings is set forth below.

        IFRS net earnings per share for the fourth quarter of 2011 was $0.32 on a diluted basis. IFRS net earnings for the fourth quarter included an aggregate $0.08 per share (diluted) pre-tax charge for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This aggregate pre-tax charge was slightly above the range we provided on October 20, 2011 of between $0.04 and $0.07 per share (diluted), primarily due to higher than expected restructuring charges.

Non-IFRS measures:

        Management uses adjusted net earnings and other non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) set management incentive targets.

        We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations.

        Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), SG&A, SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, ROIC, free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

        These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management's use of non-IFRS financial measures is that the charges and expenses excluded from the non-IFRS measures are nonetheless charges that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS, unless there are no comparable IFRS measures. Our transition from GAAP to IFRS did not significantly impact the calculation of these measures.

        The economic substance of these exclusions and management's rationale for excluding these from non-IFRS financial measures is provided below:

        Stock-based compensation, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

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

        Restructuring and other charges, which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities, reductions in infrastructure, and acquisition-related transaction costs, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

        Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their fair value. These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

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

        The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended December 31				Year ended December 31
	2010		2011		2010		2011
		% of revenue		% of revenue		% of revenue		% of revenue
Revenue	$1,876.1		$1,753.4		$6,526.1		$7,213.0
IFRS gross profit	$122.6	6.5%	$122.1	7.0%	$444.1	6.8%	$491.4	6.8%
Stock-based compensation	5.8		3.8		16.6		15.5

Non-IFRS gross profit	$128.4	6.8%	$125.9	7.2%	$460.7	7.1%	$506.9	7.0%

IFRS SG&A	$68.7	3.7%	$58.5	3.3%	$252.1	3.9%	$253.4	3.5%
Stock-based compensation	(9.2)		(5.9)		(25.3)		(28.7)

Non-IFRS SG&A	$59.5	3.2%	$52.6	3.0%	$226.8	3.5%	$224.7	3.1%

IFRS earnings before income taxes	$35.1	1.9%	$54.2	3.1%	$119.4	1.8%	$198.8	2.8%
Finance costs	0.7		1.1		6.9		5.4
Stock-based compensation	15.0		9.7		41.9		44.2
Amortization of intangible assets (excluding computer software)	1.8		0.8		5.9		6.2
Restructuring and other charges	4.6		1.0		32.0		6.5
Impairment charges	9.1		—		9.1		—
Losses related to the repurchase of shares or debt	—		—		8.8		—

Non-IFRS operating earnings (EBIAT)(1)	$66.3	3.5%	$66.8	3.8%	$224.0	3.4%	$261.1	3.6%

IFRS net earnings	$38.4	2.0%	$69.2	3.9%	$101.2	1.6%	$195.1	2.7%
Stock-based compensation	15.0		9.7		41.9		44.2
Amortization of intangible assets (excluding computer software)	1.8		0.8		5.9		6.2
Restructuring and other charges	4.6		1.0		32.0		6.5
Impairment charges	9.1		—		9.1		—
Losses related to the repurchase of shares or debt	—		—		8.8		—
Adjustments for taxes(2)	(7.6)		(9.6)		(1.2)		(10.1)

Non-IFRS adjusted net earnings	$61.3	3.3%	$71.1	4.1%	$197.7	3.0%	$241.9	3.4%

Diluted EPS
Weighted average # of shares (in millions)	223.5		218.7		230.1		218.3
IFRS earnings per share	$0.17		$0.32		$0.44		$0.89
Non-IFRS adjusted net earnings per share	$0.27		$0.33		$0.86		$1.11
# of shares outstanding (in millions)	214.2		216.5		214.2		216.5
IFRS cash provided by operations	$55.3		$96.8		$165.9		$196.3
Purchase of property, plant and equipment, net of sales proceeds	(23.4)		(6.8)		(44.9)		(45.2)
Finance costs paid	(1.3)		(1.0)		(15.0)		(7.0)

Non-IFRS free cash flow(3)	$30.6		$89.0		$106.0		$144.1

ROIC %(4)	32.0%		27.5%		27.2%		27.5%

(1)
EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt and impairment charges.

(2)
The adjustments for taxes represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)
Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of capital equipment and property (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)
Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS.

        The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011
Non-IFRS operating earnings (EBIAT)	$66.3	$66.8	$224.0	$261.1
Multiplier	4	4	1	1

Annualized EBIAT	$265.2	$267.2	$224.0	$261.1

Average net invested capital for the period	$828.8	$972.1	$822.8	$950.7
ROIC %	32.0%	27.5%	27.2%	27.5%

	December 31 2010	March 31 2011	June 30 2011	September 30 2011	December 31 2011
Net invested capital consists of:
Total assets	$3,013.9	$2,997.3	$3,020.6	$2,914.8	$2,969.6
Less: cash	632.8	584.0	552.6	586.1	658.9
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,552.6	1,483.1	1,417.3	1,348.6	1,346.6

Net invested capital by quarter	$828.5	$930.2	$1,050.7	$980.1	$964.1

	December 31 2009	March 31 2010	June 30 2010	September 30 2010	December 31 2010
Net invested capital consists of:
Total assets	$3,021.8	$2,808.6	$2,697.3	$2,831.2	$3,013.9
Less: cash	937.7	712.2	683.9	705.6	632.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,298.3	1,270.8	1,168.4	1,296.5	1,552.6

Net invested capital by quarter	$785.8	$825.6	$845.0	$829.1	$828.5

First quarter 2012 guidance:

        For the first quarter of 2012, we expect revenue to be in the range of $1.6 billion to $1.7 billion, which represents a 6% sequential decline in revenue at the midpoint of the guidance. We expect revenue from our consumer end market to decline approximately 15% sequentially, primarily due to program transitions and demand weakness with our largest customer. We expect continued growth from our diversified end market in the first quarter of 2012, with revenue from all other end markets to be relatively flat or down slightly compared to the fourth quarter of 2011.

        We expect adjusted net earnings per share for the first quarter of 2012 to be in the range of $0.18 to $0.24 per share (diluted), as compared to the normalized adjusted net earnings per share of $0.28 for the fourth quarter of 2011. The normalized adjusted net earnings per share of $0.28 for the fourth quarter of 2011 excludes a $0.05 per share income tax benefit arising from the settlement of tax audits. We expect a negative $0.05 to $0.07 per share (diluted) pre-tax aggregate impact on an IFRS basis for the following recurring items: stock-based compensation and amortization of intangible assets (excluding computer software).

        Our guidance for the first quarter of 2012 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers' products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above. Our guidance for the first quarter of 2012 is given for the purpose of providing information about management's current expectations and plans relating to the first quarter of 2012. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments:

        In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments, which requires enhanced disclosures relating to the derecognition of financial assets that have been transferred, including quantitative and qualitative disclosures of the nature and extent of risks arising from the transfer. This amendment is effective for 2012. We do not expect the adoption of this amendment to have a material impact on the disclosures related to our A/R sales program in our consolidated financial statements.

        During 2011, the IASB finalized several standards and amendments which may impact us. These new or amended standards will be effective January 1, 2013, except for IFRS 9 which is deferred to 2015. We are currently evaluating the impact of adopting the following new or amended standards on our consolidated financial statements.

        IFRS 9, Financial Instruments:    This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases. The first phase of the standard establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification will depend on the entity's business model and the contractual cash flow characteristics of the financial asset. The second phase adds new requirements related to the classification and measurement of financial liabilities and to the derecognition of financial assets and liabilities.

        IFRS 10, Consolidated Financial Statements:    This standard replaces certain sections of IAS 27, Consolidated And Separate Financial Statements. This standard is intended to ensure the same criteria are applied to all types of entities when determining control for consolidated reporting.

        IFRS 11, Joint Arrangements:    This standard replaces the existing standards on joint ventures. It distinguishes joint ventures from joint operations and establishes the accounting for interests in each of these joint arrangements. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we enter into such arrangements.

        IFRS 12, Disclosure Of Interests In Other Entities:    This standard supplements the existing disclosure requirements about interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, and focuses on the nature, risks and financial effects associated with such interests on financial position, financial performance and cash flows.

        IFRS 13, Fair Value Measurement:    This standard provides extensive guidance on determining fair value for measurement or disclosure purposes.

        IAS 1, Presentation Of Financial Statements (revised):    This amendment requires changes to the presentation of items in other comprehensive income. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

        IAS 19, Employee Benefits (revised):    This amendment eliminates the option of deferring actuarial gains and losses resulting from defined benefit pension plans (corridor approach) and requires that all past service costs and credits, whether vested or unvested, be recognized immediately in operations. The amendment also identifies changes to the required calculation of net interest expense and requires additional disclosures about defined benefit pension plans and termination benefits. We do not expect the adoption of this revised standard to have a material impact on our consolidated financial statements since we elected to recognize all cumulative actuarial gains or losses before and subsequent to the Transition Date through other comprehensive income and deficit. We have approximately $7 million of unrecognized past service credits which we have deferred under IFRS as at December 31, 2011 that we will retroactively recognize as a reduction to deficit on adoption of this amendment in 2013.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Company's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica, as of February 22, 2012.

Name	Age	Position with Celestica	Residence
Robert L. Crandall	76	Chairman of the Board and Director	Florida, U.S.
Dan DiMaggio	61	Director	Georgia, U.S.
William A. Etherington	70	Director	Ontario, Canada
Laurette Koellner	57	Director	Florida, U.S.
Joseph M. Natale	47	Director	Ontario, Canada
Eamon J. Ryan	66	Director	Ontario, Canada
Gerald W. Schwartz	70	Director	Ontario, Canada
Michael Wilson	60	Director	Alberta, Canada
Craig H. Muhlhauser	63	Director, President and Chief Executive Officer	New Jersey, U.S.
Paul Nicoletti	44	Executive Vice President and Chief Financial Officer	Ontario, Canada
Elizabeth L. DelBianco	52	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
John Peri	50	Chief Operating Officer	Ontario, Canada
Peter A. Lindgren	49	Executive Vice President, Global Operations	Colorado, U.S.
Mary Gendron	46	Senior Vice President and Chief Information Officer	Illinois, U.S.
Glen McIntosh	50	Senior Vice President, Global Customer Business Unit	Ontario, Canada
Scott Smith	53	Senior Vice President, Global Sales, Solutions and Marketing	Zurich, Switzerland

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

        Dan DiMaggio has been a director of Celestica since July 2010. Prior to retiring in 2006, he spent 35 years with United Parcel Services (UPS), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics. Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008. He holds a Bachelor of Science degree from the University of Massachusetts.

        William A. Etherington has been a director of Celestica since 2001. He is also a director of Onex Corporation, which holds a 71% voting interest in Celestica and of SS&C Technologies Inc., each of which is a public corporation and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce. Mr. Etherington retired in 2001 as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

        Laurette Koellner has been a director of Celestica since 2009. She retired as President of Boeing International, a division of The Boeing Company (an aerospace company), in 2008. Prior to May 2006, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. Ms. Koellner currently serves on the board of directors of the AIG Corporation and as Chair of its Regulatory Compliance Committee and a member of its Compensation Committee and on the board of directors and as Chair of the Audit Committee of Sara Lee Corporation, both of which are public corporations, is a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.

        Joseph M. Natale has been a director of Celestica since January 2012. Mr. Natale joined Telus Corporation, a public company, in 2003 and is currently Executive Vice President and Chief Commercial Officer, a position he has held since May 2010. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Telecommunications Chair for United Way Toronto's 2011 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

        Eamon J. Ryan has been a director of Celestica since 2008. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc., a publicly traded company. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Before Lexmark International Inc., he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

        Gerald W. Schwartz has been a director of Celestica since 1998. He is the Chairman of the board and Chief Executive Officer of Onex Corporation, a public corporation which holds a 71% voting interest in Celestica. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation, and of RSI Home Products, Inc. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, the Canadian Council of Christians and Jews and the Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.

        Michael Wilson was appointed as a director of Celestica on October 19, 2011. He is the President and Chief Executive Officer of Agrium Inc., a public company, and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation, a public company, and held various senior positions in North America and Asia during his 18 years with Dow Chemical, also a public company. Mr. Wilson is also on Agrium Inc.'s board of directors and was the Chair of Canpotex Ltd. and of the International Plant Nutrient Institute. He is currently a director of The Fertilizer Institute, the Alberta Economic Development Authority and the Calgary Prostate Cancer Institute. He holds a degree in Chemical Engineering from the University of Waterloo.

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

        Paul Nicoletti is Executive Vice President and Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions and he leads Celestica's corporate development organization which focuses on creating value through acquisitions and partnerships. Mr. Nicoletti is also responsible for overseeing Celestica's diversified markets, which includes healthcare, industrial and green technology, and Celestica's after-market services business. Previously, he was Senior Vice President, Finance and held the role of Corporate Treasurer, with responsibility for Celestica's global financial operations, segment financial reporting, strategic pricing, corporate tax and all corporate finance and treasury-related matters. Prior to that, Mr. Nicoletti was Vice President, Global Financial Operations, responsible for all financial aspects of Celestica's Canadian and Latin American operations. He was also the Controller of Celestica's Canadian EMS operations. Mr. Nicoletti joined IBM in 1989 and was part of the founding management team of Celestica. Throughout his career, he has held a number of senior financial roles in mergers and acquisitions, planning, accounting, pricing and financial strategies. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration degree from York University.

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

        John Peri is Chief Operating Officer responsible for Celestica's global operations, as well as Celestica's core customers. Prior to that, Mr. Peri was Executive Vice President, Electronics, Engineering and Supply Chain Management, in which role he was responsible for the strategy and execution of Celestica's design, manufacturing and supply chain network across Asia, Europe and the Americas. He also oversaw the ongoing deployment of Lean and Six Sigma initiatives. Previously, he held the position of Executive Vice President, Global Operations, in which role he was responsible for overseeing Celestica's manufacturing and supply chain operations in Asia, Europe and the Americas. Prior to that, Mr. Peri held the role of President, Asia Operations, with responsibility for Celestica's manufacturing footprint in China, Hong Kong, India, Japan, Malaysia, Philippines, Singapore and Thailand. Prior to that, he held senior level positions in the areas of quality, manufacturing excellence, services and regional leadership. Mr. Peri joined IBM in 1984 and was part of the founding management team of Celestica. Over the course of his career, he has held a number of leadership positions in operations, engineering and account management. He holds a Bachelor of Applied Science degree in Industrial Engineering from the University of Toronto.

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

        Mary Gendron is Senior Vice President and Chief Information Officer. She is responsible for aligning Celestica's information technology strategy and its investments in IT tools and processes with Celestica's business goals. Ms. Gendron joined Celestica in October 2008 following a five-year career at The Nielsen Company, one of the largest global information measurement and media companies, where she was the Senior Vice President, IT Infrastructure Shared Services. Prior to that, she was the Chief Information Officer at ACNielsen U.S. Over the course of her career, Ms. Gendron has held management positions of increasing seniority in information technology and supply chain management at Motorola and Bell Canada. Ms. Gendron holds a Bachelor of Engineering degree from McGill University in Montreal, Quebec.

        Glen McIntosh is Senior Vice President, Global Customer Business Unit. In this role, he is responsible for the strategy and execution for one of Celestica's largest customer business units. Prior to his current position, Mr. McIntosh held similar roles with other Celestica business units which supported customers in the enterprise and communications markets. Mr. McIntosh joined Celestica in 1997 in the area of business development, as part of the team which drove the Company's initial growth. Prior to joining Celestica, he held progressively senior engineering and sales roles with other companies in the technology industry. He holds a Bachelor of Applied Science degree in Mechanical Engineering from the University of Waterloo.

        Scott Smith is Senior Vice President, Global Sales, Solutions and Marketing, and is responsible for managing all aspects of sales and marketing on a global basis. Mr. Smith joined Celestica in 2009 from Moduslink, a global provider of outsourced distribution and fulfillment services to customers in the consumer, computing, storage and software segments, where he held the role of President, Global Sales and Marketing. Prior to that, he spent three years with Lenovo Corporation as President of the Americas. Before joining Lenovo, he spent 22 years at IBM in a series of global sales and operations roles with increasing responsibility in the Americas and Asia Pacific regions. He holds a Bachelor of Science degree from Clarkson University in New York.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

B.    Compensation

Compensation of Directors

        Director compensation is set by the Board of Directors on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (the Governance Committee). Under these guidelines, the Board of Directors seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee initially engaged Towers Watson Inc. (Towers Watson) to provide benchmarking information in this regard in 2009. See "— Compensation Process" and "— Comparator Companies" for a discussion regarding the role of Towers Watson. In 2011, Towers Watson conducted a competitive review of director compensation drawing on the same comparator group used to benchmark executive compensation in Towers Watson's 2010 competitive analysis. These companies represent similarly-sized technology companies and are set out in "— Compensation Discussion and Analysis — Comparator Companies." Based on the results of the review, the Compensation Committee determined that the current structure and levels of the Company's director compensation remained competitive and no adjustments were required. The guidelines also contemplate that at least half of each director's annual retainer and meeting fees be paid in deferred share units (DSUs). Each DSU represents the right to receive one subordinate voting share of the Company or an equivalent value in cash when the director ceases to be a director.

2011 Fees

        The following table sets out the annual retainers and meeting fees payable in 2011 to the Company's directors.

Table 1: Retainers and Meeting Fees for 2011

Annual Board Retainer	$65,000
Annual Retainer for Chairman(1)	$130,000
Annual Retainer for Audit Committee Chair	$20,000
Annual Retainer for Compensation Committee Chair	$10,000
Annual Retainer for Executive Committee Chair	$10,000
Board and Committee Per Day Meeting Fee(2)	$2,500
Travel Fee(3)	$2,500
Annual DSU Grant (for directors other than the Chairman)	$120,000
Annual DSU Grant — Chairman	$180,000

(1)
The Chairman of the Board of Directors also served as the Chair of the Nominating and Corporate Governance Committee, for which no additional fee is paid.

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

        Directors also receive annual grants of DSUs. In 2011, each director receiving a retainer received an annual grant of $120,000 worth of DSUs, except for the Chairman, who received an annual grant of $180,000, and Mr. Wilson, who joined the Board of Directors on October 19, 2011 and received an annual grant of $30,000. The number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

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

        Messrs. Wilson and Natale each received an initial grant of DSUs in the amount of $180,000 upon their appointments to the Board of Directors on October 19, 2011 and January 25, 2012, respectively.

        The compensation paid in 2011 by the Company to its directors is set out in table 2, except for Mr. Muhlhauser, President and Chief Executive Officer of the Company, whose compensation is set out in table 15.

Table 2: Director Fees Earned in 2011

Name	Board Annual Retainer (a)	Chairman Annual Retainer (b)	Committee Chair Annual Retainer (c)		Total Meeting Attendance Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)	Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))
Robert L. Crandall(3)	—	$130,000	$30,000	(4)	$52,500	$212,500	100%/$212,500	21,681/$180,000	—	$392,500
Dan DiMaggio	$65,000	—	—		$40,000	$105,000	100%/$105,000	14,454/$120,000	—	$225,000
William A. Etherington	$65,000	—	$10,000	(5)	$40,000	$115,000	100%/$115,000	14,454/$120,000	—	$235,000
Laurette Koellner	$65,000	—	—		$37,500	$102,500	50%/$51,250	14,454/$120,000	—	$222,500
Joseph M. Natale(6)	—	—	—		—	—	—	—	—	—
Eamon J. Ryan	$65,000	—	—		$30,000	$95,000	100%/$95,000	14,454/$120,000	—	$215,000
Gerald W. Schwartz(7)	—	—	—		—	—	—	—	—	—
Michael Wilson(8)	$16,250	—	—		$10,000	$26,250	100%/$26,250	4,093/$30,000	24,828/$180,000	$236,250

(1)
Includes travel fees payable to directors.

(2)
The annual retainer, meeting fees and annual grant for 2011 were paid quarterly and the number of DSUs granted in respect of the amounts paid quarterly for each such item was determined using the closing prices of subordinate voting shares on the NYSE on the last business day of each quarter, which were $10.72 on March 31, 2011, $8.76 on June 30, 2011, $7.25 on September 30, 2011 and $7.33 on December 30, 2011.

(3)
Mr. Crandall will not stand for re-election to the Board of Directors at the Company's annual meeting (the Meeting), having passed the age of retirement provided for in the Company's Corporate Governance Guidelines.

(4)
During 2011, Mr. Crandall was the Chair of each of the Audit and Executive Committees and received as Chair of those Committees $20,000 and $10,000, respectively. No additional fee was payable to him as Chair of the Nominating and Corporate Governance Committee.

(5)
During 2011, Mr. Etherington was the Chair of the Compensation Committee.

(6)
Mr. Natale was appointed to the Board of Directors on January 25, 2012 and, accordingly, was not a director of the Company in 2011.

(7)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Company in 2011; however, Onex did receive compensation for providing the services of Mr. Schwartz as a director as described in Item 7(B), "Related Party Transactions."

(8)
Mr. Wilson was appointed to the Board of Directors and to each of the Audit, Compensation and Nominating and Corporate Governance Committees on October 19, 2011.

        The total annual retainer and meeting fees earned by the Board of Directors in 2011 was $656,250. In addition, total annual grants of DSUs in the amount of $690,000 and an initial grant of DSUs in the amount of $180,000 were issued in 2011.

Outstanding Option-Based and Share-Based Awards

        In 2005, the Company amended its Long-Term Incentive Plan (LTIP) to prohibit the granting of stock options to acquire subordinate voting shares to directors. Table 3 sets out information relating to stock option grants to directors that were made between 1998 and 2004 and which remain outstanding. All stock option grants were made with exercise prices set at the closing market price on the business day prior to the date of the grant. Exercise prices range from $10.62 to $32.40. Stock options vest over three or four years and expire after ten years. The final grant of stock options occurred on May 10, 2004; those stock options will expire on May 10, 2014. Mr. Schwartz, as an employee of Onex during that period, was not granted stock options. Messrs. DiMaggio, Ryan, Wilson and Natale and Ms. Koellner, all of whom became directors after May 2004, have not been granted any stock options under the LTIP.

        DSUs that were granted prior to January 1, 2007 may be paid out in the form of subordinate voting shares issued from treasury, subordinate voting shares purchased in the open market, or an equivalent value in cash. DSUs granted after January 1, 2007 can only be paid out in the form of subordinate voting shares purchased in the open market or an equivalent value in cash. The date used in valuing the DSUs is a date within 90 days of the date on which the individual in question ceases to be a director. DSUs are redeemed and payable on or prior to the 90th day following the date on which the individual ceases to be a director. The total number of DSUs outstanding for each director is included in table 3 under the column "Share-Based Awards."

        The following table sets out information concerning all option-based and share-based awards of the Company outstanding as of December 31, 2011 (this includes awards granted before the most recently completed financial year) for each director except for Mr. Muhlhauser, whose information is set out in table 15.

Table 3: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding Units (#)	Market Payout Value of Outstanding Units ($)
Robert L. Crandall
Apr. 18, 2003	10,000	$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	10,000	$18.25	May 10, 2014	—	—	—
—	—	—	—	—	403,189	$2,955,375
Dan DiMaggio
—	—	—	—	—	61,497	$450,773
William A. Etherington
Apr. 21, 2002	5,000	$32.40	Apr. 21, 2012	—	—	—
Apr. 18, 2003	5,000	$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	5,000	$18.25	May 10, 2014	—	—	—
—	—	—	—	—	189,124	$1,386,279
Laurette Koellner
—	—	—	—	—	85,481	$626,576
Joseph M. Natale(3)
—	—	—	—	—	—	—
Eamon J. Ryan
—	—	—	—	—	119,332	$874,704
Gerald W. Schwartz(4)
—	—	—	—	—	—	—
Michael Wilson
—	—	—	—	—	32,502	$238,240

(1)
All stock options granted under the option-based awards have vested.

(2)
Represents all outstanding share units. The market payout value was determined using a share price of $7.33, which was the closing price of subordinate voting shares on the NYSE on December 30, 2011.

(3)
Mr. Natale was appointed to the Board of Directors on January 25, 2012 and, accordingly, was not a member of the Board of Directors as of December 31, 2011.

(4)
Mr. Schwartz did not have any option-based or share-based awards of the Company outstanding as of December 31, 2011; however, 688,807 subordinate voting shares are subject to stock options granted to Mr. Schwartz pursuant to certain management investment plans of Onex.

Directors' Equity Interest

        The following table sets out, for each director proposed for election at the Meeting, such director's direct or indirect beneficial ownership of, or control or direction over, equity in the Company, and any changes therein since February 22, 2011.

Table 4: Equity Interest Other than Options and
Outstanding Share-Based Awards(1)(3)

Name	Date	SVS #	Market Value*
Dan DiMaggio	Feb. 22, 2011	—	—
	Feb. 22, 2012	—
	Change	—
William A. Etherington	Feb. 22, 2011	10,000	$94,100
	Feb. 22, 2012	10,000
	Change	—
Laurette Koellner	Feb. 22, 2011	—	—
	Feb. 22, 2012	—
	Change	—
Joseph M. Natale	Feb. 22, 2011	—	—
	Feb. 22, 2012	—
	Change	—
Eamon J. Ryan	Feb. 22, 2011	—	—
	Feb. 22, 2012	—
	Change	—
Gerald W. Schwartz(2)	Feb. 22, 2011	1,339,655	$6,496,071
	Feb. 22, 2012	690,337
	Change	(649,318)
Michael Wilson	Feb. 22, 2011	—	—
	Feb. 22, 2012	—
	Change	—

*
Based on the NYSE closing share price of $9.41 on February 22, 2012.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Company's knowledge and therefore has been provided by each nominee.

(2)
Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 multiple voting shares owned by Onex, which have a market value of $178,285,323 as of February 22, 2012. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 23,108,018 subordinate voting shares of Onex.

(3)
Mr. Etherington also owns 10,000 subordinate voting shares of Onex. Other than Mr. Schwartz and Mr. Etherington, no other directors of the Company own shares of Onex.

Shareholding Requirements

        The Company has minimum shareholding requirements for directors who are not employees or officers of the Company or Onex (the Guideline). The Guideline provides that such a director who has been on the Board of Directors:

  •
  for five years or more must hold securities of the Company having a market value at least five times that director's then applicable annual retainer and, after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Company;

  •
  for two years or more (but less than five years) must hold securities of the Company having a market value at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years) must hold securities of the Company having a market value at least equal to that director's then applicable annual retainer; and

  •
  for less than a year is encouraged, but not required, to hold securities of the Company.

        Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Company's securities, the directors are required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all subordinate voting shares and DSUs, are reviewed annually each year on December 31. The following table sets out, for each director proposed for election at the Meeting, whether such director was in compliance with the Guideline as of December 31, 2011.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Current Target Value	Value as of December 31, 2011(1)	Met Target as of December 31, 2011
Dan DiMaggio	$65,000	$450,773	Yes
William A. Etherington	$375,000	$1,459,579	Yes
Laurette Koellner	$195,000	$626,576	Yes
Craig H. Muhlhauser(2)	N/A	N/A	N/A
Joseph M. Natale(3)	N/A	N/A	N/A
Eamon J. Ryan	$195,000	$874,704	Yes
Gerald W. Schwartz(4)	N/A	N/A	N/A
Michael Wilson(5)	N/A	N/A	N/A

(1)
The value of the aggregate number of subordinate voting shares and DSUs held by each director is determined using a share price of $7.33, which was the closing price of subordinate voting shares on the NYSE on December 30, 2011.

(2)
Mr. Muhlhauser, as an officer of the Company, is not subject to the minimum shareholding requirements of the Guideline applicable to directors. See "— Executive Share Ownership" for share ownership guidelines applicable to Mr. Muhlhauser in his role as President and Chief Executive Officer of the Company.

(3)
Mr. Natale was appointed to the Board of Directors on January 25, 2012 and, accordingly, was not a member of the Board of Directors as of December 31, 2011.

(4)
Mr. Schwartz, as an officer of Onex, is not subject to the minimum shareholding requirements of the Guideline applicable to directors.

(5)
In accordance with the Guideline, Mr. Wilson is encouraged, but not required, to hold securities of the Company since he has been a director for less than one year.

Attendance of Directors at Board of Directors and Committee Meetings

        The following table sets forth the attendance of directors at Board of Directors and Committee meetings from the beginning of 2011 to February 22, 2012.

Table 6: Directors' Attendance at Board of Directors and Committee Meetings

						Meetings Attended %
Director	Board	Audit	Compensation	Governance	Executive	Board	Committee
Robert L. Crandall	12 of 12	7 of 7	6 of 6	4 of 4	4 of 4	100%	100%
Dan DiMaggio	12 of 12	7 of 7	6 of 6	4 of 4	—	100%	100%
William A. Etherington	12 of 12	7 of 7	6 of 6	4 of 4	4 of 4	100%	100%
Laurette Koellner	12 of 12	7 of 7	6 of 6	3 of 4	—	100%	94%
Craig H. Muhlhauser	12 of 12	—	—	—	—	100%	—
Joseph M. Natale(1)	2 of 2	—	—	—	—	100%	—
Eamon J. Ryan	12 of 12	7 of 7	6 of 6	4 of 4	—	100%	100%
Gerald W. Schwartz	10 of 12	—	—	—	—	83%	—
Michael Wilson(2)	4 of 4	3 of 3	3 of 3	2 of 2	—	100%	100%

(1)
Mr. Natale was appointed to the Board of Directors on January 25, 2012.

(2)
Mr. Wilson was appointed to the Board of Directors and to each of the Audit, Compensation and Nominating and Corporate Governance Committees on October 19, 2011.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Company for determining compensation paid to the Company's CEO, its Chief Financial Officer (the CFO) and the three other most highly compensated executive officers (collectively, the Named Executive Officers or NEOs). A description and explanation of the significant elements of compensation awarded to the NEOs during 2011 is set out in the section "— 2011 Compensation Decisions." In 2012, the Board of Directors amended the Compensation Committee mandate to include a formal annual review of the risks associated with the Company's executive compensation policies and practices.

Compensation Objectives

        The Company's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Company. The Compensation Committee reviews compensation policies and practices every year, considers related risks and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Company.

        Compensation for executives is linked to the Company's performance. A comparator group of similarly sized technology companies is set out in table 7 (the Comparator Group). The Company benchmarks target compensation with reference to the median of the Comparator Group, with the opportunity for higher compensation for performance that exceeds the benchmark and lower compensation for performance that is below the benchmark.

        The compensation package is designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Company incurring undue risk or encourage executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives for achieving operational and financial results that meet or exceed the Company's business plan and that are superior to those of direct competitors in the EMS industry through both annual incentives and equity-based incentives;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Company.

Independent Advice

        The Compensation Committee initially engaged Towers Watson in October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Company's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Company's compensation practices versus those of both the Comparator Group and the market in general.

        Management works with Towers Watson to review and, where appropriate, develop and recommend compensation programs that will ensure the Company's practices are competitive with market practices. Towers Watson also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. Towers Watson attended portions of all Compensation Committee meetings held in 2011, in person or by telephone, as requested by the Chairman of the Compensation Committee. The Compensation Committee holds in camera sessions with Towers Watson at each of its meetings.

        Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

        Each year, the Compensation Committee reviews the scope of activities of Towers Watson and, if it deems appropriate, approves the corresponding budget. Any services and fees provided by Towers Watson at the request of management not related to executive compensation must be pre-approved by the Chairman of the Compensation Committee.

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

        The Compensation Committee generally meets five times a year in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from Towers Watson, selects the Comparator Group that will be used for the compensation review. At the October meeting, Towers Watson presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established Comparator Group. Using this analysis, the Chief Legal and Administrative Officer (CLAO), who has responsibility for Human Resources, and the CEO, together with Towers Watson, develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, base salary recommendations for the NEOs for the following year and the value and mix of their equity-based incentives are typically approved. If the value and mix of equity-based incentives are not approved at the December meeting, they are approved the following month at the January meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making this decision. The CLAO is not present at the Compensation Committee meetings when her compensation is discussed.

        The foregoing process is also followed for determining the CEO's compensation except that the CLAO works with Towers Watson to develop a proposal for base salary and equity-based incentive grants. The Compensation Committee then reviews the proposal with Towers Watson in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance taking into consideration the range of potential total compensation.

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

Compensation Risk Assessment

        In 2011, the Compensation Committee engaged its compensation consultant, Towers Watson, to assist with a risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive and the Company's two long-term incentive plans. The compensation risk assessment included interviews with key Board of Directors and management representatives to a) identify significant risks; b) understand the role of compensation in supporting appropriate risk taking; and c) understand how risk is governed and managed at the Company. Towers Watson also reviewed documentation relating to the Company's risk factors and compensation governance processes and programs. The Company's executive compensation programs for the NEOs were reviewed against Towers Watson's compensation risk assessment framework. Results of the review were presented to the Compensation Committee. The Compensation Committee has amended its mandate to include a formal review of the risks associated with the Company's compensation policies and practices on an annual basis.

        The Company's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation risk. Key risk-mitigating features in the Company's compensation governance processes and compensation structure include:

  •
  Compensation objectives.  The Company has formalized compensation objectives (see "— Compensation Objectives") to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy.

  •
  Annual review of incentive programs.  Each year, the Company reviews and sets performance measures and targets for the annual incentive plan and for performance share unit (PSU) grants under Celestica's Share Unit Plan (CSUP) that are aligned with the business plan and the Company's risk profile to ensure continued relevance and applicability. When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the performance outcomes. The CEO compensation is stress-tested annually.

  •
  External independent compensation advisor.  On an on-going basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and compensation risk management.

  •
  Variable compensation mix.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual performance incentive and long-term incentive plans). The majority of the value of target variable compensation is delivered through the long-term incentive plans. This mix provides a strong pay-for-performance relationship: it provides a competitive base level of compensation through salary and mitigates the risk of encouraging the achievement of short-term goals at the expense of long-term sustainability and shareholder value.

  •
  Incentive plan payouts capped.  The annual performance incentive has a maximum payout cap for executives of two times target. Two additional EBIAT gates exist for payout under the annual incentive, and total EBIAT (as defined in table 13) must be achieved for other measures to pay above target. The PSU payout factor is also capped at two times target.

  •
  Share ownership requirement.  The NEOs are required to maintain a defined value of share ownership to align their interests with the long-term performance of the Company.

  •
  Anti-hedging policy.  The Company prohibits officers and directors from hedging equity-based compensation positions in the Company.

  •
  Clawback policy.  A clawback policy is in place for the CEO and CFO. In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

  •
  Severance protection.  NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three year duration for the CEO, two years for other NEOs).

        In performing its duties, the Compensation Committee considers the implications of the risks associated with the Company's compensation policies and practices. This includes identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, including those identified by the Canadian Securities Administrators (CSA), identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Company and considering the risk implications of the Company's compensation policies and practices and any proposed changes to them.

        It is the Compensation Committee's view that the Company's compensation policies and practices do not encourage inappropriate or excessive risk-taking.

        As described below, a significant portion of the executive officers' compensation is in the form of equity-based incentives. See "— Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives." As such equity-based incentives are subject to time and/or performance vesting requirements, recipients benefit if shareholder value increases over the long-term and they are not incented to take actions that provide short-term benefits and expose the Company over a longer term to inappropriate or excessive risks.

        In addition, the Company's share ownership guidelines require the CEO and executive vice presidents to continue to hold a minimum amount of the Company's shares, which also mitigates against executives taking inappropriate or excessive risks to improve short term performance. See table 25 — Share Ownership Guidelines. Moreover, executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation. For a description of the hedging policy, see "— Compensation Discussion and Analysis — Compensation Hedging Policy."

Comparator Companies

        The Compensation Committee benchmarks salary, annual incentive and equity-based incentive awards to those of the Comparator Group, which is comprised of companies in the technology sector that are of comparable size, scope, market presence and/or complexity to the Company. The revenues of the Comparator Group companies are generally in the range of half to twice the Company's revenues. In addition, for 2011 the Committee included in the Comparator Group four companies whose revenues were outside this range: three EMS companies, being Benchmark Electronics, Inc., Plexus Corp. and Flextronics International Ltd., for direct industry comparison, and one other company that is not in the EMS industry, being EMC Company, for consistency with 2010. Xerox Corp., which was previously in the Comparator Group, was removed for 2011 because its revenues increased, as a result of an acquisition, to the point it was no longer a relevant comparator. Because of the international scope and the size of the Company, the Comparator Group is composed of companies with international operations, thus allowing the Company to offer its executives total compensation that is competitive in the markets in which it competes.

        The following table, which was reviewed by the Compensation Committee at its July meeting, sets out the Company's 2011 Comparator Group companies.

Table 7: Comparator Group(1)

Company Name	2010 Annual Revenue (millions)	Company Name	2010 Annual Revenue (millions)
Advanced Micro Devices Inc.	$6,494	Plexus Corp.	$2,013
Agilent Technologies Inc.	$5,444	Sanmina-SCI Corp.	$6,319
Applied Materials Inc.	$9,549	Seagate Technology	$11,395
Benchmark Electronics, Inc.	$2,402	SanDisk Corp.(2)	$4,827
Broadcom Corp.	$6,612	Texas Instruments Inc.	$13,966
Corning Inc.	$6,632	Tyco Electronics Ltd.	$12,070
EMC Corporation	$17,015	Western Digital Corp.	$9,850
Flextronics International Ltd.(2)	$28,680
Harris Corp.	$5,206	25th Percentile	$4,821
Jabil Circuit, Inc.	$13,409	50th Percentile	$6,553
Lexmark International Inc.	$4,200	75th Percentile	$11,009
Micron Technology Inc.	$8,482
Molex Inc.	$3,007
NCR Corp.	$4,819	Celestica Inc.	$6,526
NVIDIA Corp.	$3,543	Percentile	49th percentile

(1)
All data was sourced from Standard & Poor's Capital IQ.

(2)
Revenue for these companies reflects fiscal 2011 revenue due to the timing of year ends for those entities.

        Additionally, broader market compensation data for other similarly-sized organizations provided by Towers Watson is referenced in accordance with a process approved by the Compensation Committee. The Compensation Committee used such data, among other things, in making compensation decisions. In addition to the survey data, proxy disclosure of the comparator companies for the most recently completed fiscal year was used when determining compensation for the CEO as well as the other NEOs.

Compensation Hedging Policy

        The Company has adopted a policy regarding executive officer and director hedging. The policy prohibits executives and directors from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation. Accordingly, executives may not sell short, buy put options or sell call options on the Company's securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which hedge or offset a decrease in the market value of the Company's securities.

Recoupment Provisions

        The Company is subject to the clawback provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Company is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Company for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of corporate securities during that period.

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

        Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers

        The compensation of the NEOs is comprised of the following elements:

  •
  base salary;

  •
  annual incentives (annual variable cash payments);

  •
  equity-based incentives (RSUs, PSUs and stock options);

  •
  benefits; and

  •
  perquisites.

Weighting of Compensation Elements

        The at-risk portion of total compensation has the highest weighting at the most senior levels. Annual and equity-based incentive plan rewards are contingent upon the Company's performance and ensure a strong alignment with shareholder interests. The target weighting of compensation elements for 2011 is set out in the following table.

Table 8: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives
CEO	14.8%	18.5%	66.7%
Executive Vice Presidents	18.8%	17.1%	64.1%

        The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. However, the Compensation Committee did not exercise such discretion in 2011.

Base Salary

        The objective of base salary is to attract, reward and retain top talent. Executive positions are benchmarked against those in the Comparator Group, with base pay determined with reference to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and the executive's level of responsibility within the Company.

Celestica Team Incentive Plan (CTI)

        The objective of the CTI is to reward all eligible employees, including the NEOs, for the achievement of annual corporate and individual goals and objectives. Target awards for each of the NEOs are expressed as a percentage of salary and established with reference to the median of the Comparator Group. Actual awards for the NEOs are based on the achievement of pre-determined corporate and individual goals. Actual payouts can vary from 0% for performance below a threshold up to a maximum of 200% of the target award. Awards are determined in accordance with the following formula:

        For 2011, the business performance goals were comprised of the following elements (as defined in table 13):

  •
  corporate EBIAT margin (50%);

  •
  corporate revenue (25%); and

  •
  corporate return on invested capital (ROIC) (25%).

        Individual contribution is recognized through the individual performance factor (IPF). The IPF is based on a review of each NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 2.0x.

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved to pay the business result component, and (ii) the maximum CTI payment is two times the target incentive.

Equity-Based Incentives

        The Company's equity-based incentives for the NEOs consist of RSUs, PSUs and stock options. The objectives of the equity-based incentive plans are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward contribution to the Company's long-term success; and

  •
  enable the Company to attract, motivate and retain the qualified and experienced employees who are critical to the Company's success.

        At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs based on the Comparator Group data analysis. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the subordinate voting shares on the day prior to the grant. The annual grants are made following the blackout period that ends 48 hours after the Company's year-end results have been released.

        Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The equity mix varies by employee level and targets a higher percentage of performance elements at the NEO level where there is a stronger influence on results. The mix of equity-based incentives is reviewed by the Compensation Committee each year and for 2011 the mix for the NEOs was as follows:

  •
  40% RSUs;

  •
  35% PSUs; and

  •
  25% stock options.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Company's blackout periods, these grants typically take place at the beginning of each month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chairman of the Compensation Committee.

  RSUs

        NEOs are granted RSUs under either the LTIP or the CSUP as part of the Company's annual grant. RSUs are released in one-third installments.

        Each RSU entitles the holder to one subordinate voting shares on the release date. The payout value of the award is based on the number of RSUs being released and the share price at the time of release. The Company has the right to settle the RSUs in either cash or subordinate voting shares.

  PSUs

        NEOs are granted PSUs under the CSUP. PSUs vest at the end of a three-year performance period subject to pre-determined performance criteria.

        For awards granted on or after February 1, 2011, the number of PSUs that will actually vest ranges from 0% to 200% of target, depending on the Company's ranking over the three year period, relative to that of five direct competitors in the EMS industry: Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Plexus Corp. (collectively, the 2011 EMS Competitors) based on a total shareholder return (TSR) metric approved by the Compensation Committee. The actual number of PSUs that will vest will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the other 2011 EMS Competitors;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR ranking as set out in table 11;

  •
  if, however, any of the 2011 EMS Competitors has a TSR ranking that is within 500 basis points (+/-5%) of Celestica's TSR ranking, then the percentage of the target number that will vest will be the average of the percentages in table 11 that correspond to the TSR ranking of each such 2011 EMS Competitor (for example, if Celestica's TSR was 50% with a TSR ranking of fifth and a 2011 EMS Competitor's TSR was 55% with a TSR ranking of fourth, 60% of the target number would vest (i.e., (40% + 80%)/2)); and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR ranking amongst the 2011 EMS Competitors, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Table 11: TSR Rankings and Target Number

Celestica's TSR ranking	Percentage of target number that will vest
First	200%
Second	160%
Third	120%
Fourth	80%
Fifth	40%
Sixth	0%

        The payout value of the award is based on the number of PSUs that vest and the price of subordinate voting shares at the time of release. Each PSU entitles the holder to receive one subordinate voting share on the applicable release date. The Company has the right to settle the PSUs in either cash or subordinate voting shares, provided that such subordinate voting shares may not be issued from treasury.

  Stock Options

        Stock options are awarded under the LTIP. Stock options vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten year term. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant.

        The value of the stock options granted on January 31, 2012 in respect of 2011 performance was determined at the January meeting of the Compensation Committee. The number of stock options granted was determined using (i) the closing price on January 30, 2012 on the NYSE of $8.21, and (ii) an average Black-Scholes factor of 0.477. The Black-Scholes factor was determined using the following variables: (i) volatility of the price of subordinate voting shares, and (ii) the risk-free rate over the expected life of the stock options. The exercise price for the stock options is the closing price on January 30, 2012, being $8.21 on the NYSE for Messrs. Muhlhauser and Lindgren and C$8.26 on the Toronto Stock Exchange (TSX) for Messrs. Nicoletti and Peri and Ms. DelBianco.

        In determining the number of stock options to be granted, the Company keeps within a maximum level for stock option "burn rate," which refers to the number of shares issued under the LTIP in a given year relative to the total number of shares outstanding. The plan is not an evergreen plan and no stock options have been re-priced.

Other Compensation

  Benefits

        NEOs participate in the Company's health, dental, pension, life insurance and long-term disability programs. Benefit programs are based on market median levels in the local geography.

  Perquisites

        NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic. The Company also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and the associated tax equalization, if any.

2011 Compensation Decisions

        Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the median total compensation objective compared to the Comparator Group for median levels of corporate and individual performance is achieved.

  Comparator Companies and Market Positioning

        Salary, target annual incentive and equity-based incentive grants for the NEOs were benchmarked with reference to the market median of the Comparator Group.

  Base Salary

        The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

        Mr. Muhlhauser and Ms. DelBianco did not receive increases in 2011 as their existing salaries were competitive with the Comparator Group. The Compensation Committee granted increases to Messrs. Nicoletti, Peri and Lindgren on February 24, 2011 to reflect additional responsibilities associated with a re-organization. The salary increases were:

  •
  for Mr. Nicoletti from $512,000 to $550,000;

  •
  for Mr. Peri from $504,000 to $550,000; and

  •
  for Mr. Lindgren from $332,600 to $400,000,

and took effect on February 27, 2011, the start of the next pay period.

  Target Annual Incentive Award

        The target annual incentive award (as a percentage of base salary) for each NEO was as follows:

  •
  125% for Mr. Muhlhauser;

  •
  80% for Messrs. Nicoletti and Peri for the period January 1, 2011 to February 26, 2011 and 100% for the period February 27, 2011 to December 31, 2011;

  •
  80% for Ms. DelBianco; and

  •
  60% for Mr. Lindgren for the period January 1, 2011 to February 26, 2011 and 80% for the period February 27, 2011 to December 31, 2011.

  Business Performance

        The business performance component payout factor for 2011 was 77.4% based on the following results:

Table 13: Business Performance

Measure	Weight	Percentage Achievement Relative to Target
Operating Margin (EBIAT margin)(1)	50%	80.9%
Corporate Revenue(2)	25%	72.8%
ROIC(3)	25%	74.9%
Payout Factor		77.4%

(1)
Operating Margin is calculated as EBIAT divided by Corporate Revenue where EBIAT is earnings before interest, amortization of intangible assets (excluding computer software), income taxes, stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt and impairment charges.

(2)
Corporate revenue means the Company's gross revenue.

(3)
ROIC was calculated as EBIAT divided by average net invested capital where average net invested capital includes total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable.

        In assessing operating performance and operational effectiveness, the Company uses certain non-International Financial Reporting Standards (non-IFRS) measures such as adjusted gross margin, operating margin (EBIAT), ROIC and adjusted net earnings that do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Additional information regarding these non-IFRS measures can be found in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations." The comparative financial data for 2010 also reflects non-IFRS measures.

  Individual Performance Factor

        At the beginning of each year, the Board of Directors and the CEO agree on performance goals for the CEO. Goals for the other NEOs that will support the CEO's goals are then established and agreed to by the CEO. For 2011, the CEO's goals focused on: financial performance, growing the business, employee engagement, and operational effectiveness. Each NEO's performance is measured on a number of factors including the formal goals established for the year.

        Specific measures and achievements for each NEO in 2011 were:

  Chief Executive Officer

  •
  Financial performance: There was continued strong ROIC performance in 2011, with ROIC of 27.5% in 2011. Adjusted net earnings per share were $1.11, growing 29% year-over-year.

  •
  Growing the business: Revenue grew by 11%, from $6.5 billion in 2010 to $7.2 billion in 2011. IFRS net earnings increased 93% year-over-year. The Company also made significant gains in its diversified end markets, a strategic focus for the Company. Revenue for these end markets increased year-over-year by approximately 40%, reaching the $1 billion level for 2011.

  •
  Employee engagement: In 2011, an all employee survey was conducted to measure the level of employee engagement in the organization. Although targets were not achieved, the survey confirmed a high level of engagement and one that is considered to be approaching best in class employee engagement levels of leading global companies. In 2011, the Company continued its efforts to drive employee engagement with a focus on employee communications, performance management, employee development, talent management and employee recognition.

  •
  Operational effectiveness: The target for total spend, as a percentage of manufacturing value add was not met.

        In addition to the goals listed above, the Compensation Committee's assessment of Mr. Muhlhauser's performance in 2011 reflected the following achievements of the Company:

  •
  a strong cash position, of $659 million, a $26 million increase from 2010 and the best among the Company's major North American competitors;

  •
  key investments, such as the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation Inc., that strengthened the Company's service offerings and relationships in the complex mechanical semiconductor space;

  •
  growth in joint design and manufacturing and strengthened offerings in after-markets, as well as accelerated growth in specific end markets, including the diversified end market; and

  •
  year-over-year improvement in key operational and financial metrics, such as EBIAT (3.6% compared to 3.4% in 2010) and free cash flow ($144 million compared to $106 million in 2010).

  Other NEOs

        Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives of the CEO. Each NEO has specific documented performance objectives that are assessed at year end. In addition, the CEO undertakes an assessment of the NEO's contributions to the Company's results. This assessment is largely subjective and based on his judgment of each of the other NEOs' contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have met expectations in 2011 based on his or her individual performance and contribution to corporate goals.

        Factors considered in the evaluation of each NEO included the following:

  (i)
  In a challenging market and competitive environment, Mr. Nicoletti's finance, after-market services, and diversified markets organization significantly contributed to the Company in 2011. Year-over-year improvement was realized for the Company's key financial metrics, including ROIC, for which the Company again led the industry. The Company achieved strong cash flow performance and an industry leading tax rate. The finance organization successfully led a number of initiatives in support of the Company's goals and objectives including: seamless transition to IFRS; implementation of multiple projects resulting in improvements in the effectiveness and efficiency of the Company's internal and external financial reporting process; and the support of a strategic acquisition. Under the leadership of Mr. Nicoletti, diversified markets achieved strong year-over-year revenue improvement, its solar strategy was successfully executed, and it increased as a percentage of the Company's overall business. Automated manufacturing services also had strong performance, exceeding key metrics and successfully launching its first healthcare customer program. A new offerings-focused after-market services strategy was developed and implemented, positioning this business for growth in 2012.

  (ii)
  Mr. Peri's global operations, supply chain management, design services and customer business unit organization made a significant impact on the Company in 2011. Under Mr. Peri's leadership, joint design and manufacturing investment increased, enabling year-over-year growth in this key strategic area of the Company's business. Mr. Peri's organization successfully launched new supply chain offerings to the market in 2011. Supported by Mr. Peri's organization, the Company continued to drive strong relationships with customers and the global operations network delivered increased productivity and exceeded customer quality and delivery performance objectives. In a difficult economic environment, year-over-year revenue growth and profitability was realized. Mr. Peri's organization was recognized in 2011 with multiple customer and supply chain management awards, including the independent Supply Chain Council awarding the Company with the Operational Excellence Award, which recognizes excellence in the design and operation of the Company's supply chain.

  (iii)
  Ms. DelBianco's global Human Resources, Legal and Contracts and Corporate Communications teams supported corporate objectives on a number of fronts throughout 2011. A series of initiatives in human resources resulted in increased productivity, enhanced reporting, reduced costs and improved user experience, and also set a foundation for further improvements in 2012. Continued focus on talent management and succession, and further alignment of learning and development initiatives with business priorities also supported corporate objectives. Expansion of the corporate social responsibility and compliance programs resulted in positive feedback from customers as well as employees, and supported specific customer engagements. The Legal and Contracts team played an integral role in achieving corporate objectives by supporting multiple customer engagements and business initiatives and managing a number of legal and regulatory matters, as well as policy making and acquisition and integration activity. The Communications team provided outstanding support to the business, played a key role in successful marketing activities throughout the year, and also created and implemented programs designed to increase collaboration across the Company. In addition, Ms. DelBianco managed the corporate secretary's office.

  (iv)
  Mr. Lindgren's global operations, engineering services, and aerospace and defense organization made significant contributions to the Company in 2011. Under Mr. Lindgren's leadership, a new engineering services strategy was launched, positioning the Company to increase revenue and margin through targeted engineering solutions. The operations network continued to perform well in a challenging economic environment, delivering increased productivity, exceeding customer quality and delivery performance objectives and successfully launching key new programs. The operations network was recognized in 2011 with multiple outstanding partnership and operational excellence customer awards, as well as recognition for continuing to meet customer demand when a natural disaster hit Japan. Under Mr. Lindgren's leadership, the aerospace and defense centers of excellence were expanded, resulting in continued market share gains and a continued leadership position amongst the Company's North American competitors. In addition, Celestica was the first EMS provider to achieve AS9100 aerospace certification in China.

Equity-Based Incentives

        Equity grants to NEOs in respect of 2011 performance consisted of RSUs, PSUs and stock options. The number of RSUs and stock options issued under the LTIP and the number of PSUs issued under the CSUP to the NEOs was based on the closing price of the subordinate voting shares on the NYSE on the day prior to the grant. Please see "— Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives" for a description of the plans and the determination of the mix and amounts of these awards.

        The Company provided the NEOs the following equity-based compensation on January 31, 2012 in respect of their 2011 performance. As of February 22, 2012, the total number of stock options issued in respect of 2011 performance to the NEOs was equal to 0.31% of outstanding shares, and the total number of stock options issued in respect of 2011 performance to all employees entitled to receive stock options was 0.50% of outstanding shares.

Table 14: NEO Equity Awards

Name	RSUs (#)(2)	PSUs (#)(1)(2)	Stock Options (#)(2)	Value of LTIP Award
Craig H. Muhlhauser	219,245	191,839	287,270	$4,500,000
Paul Nicoletti(3)	106,400	77,162	115,547	$2,010,000
John Peri(3)	110,635	72,899	109,163	$2,010,000
Elizabeth L. DelBianco	69,428	60,749	90,969	$1,425,000
Peter A. Lindgren(3)	66,936	42,631	63,838	$1,200,000

(1)
The number of PSUs is included at 100% of target level of performance.

(2)
Grants were based on share price of $8.21, which was the closing price on the NYSE on January 30, 2012 and, with respect to stock options, a Black-Scholes factor of 0.477.

(3)
RSUs include a March 11, 2011 grant to reflect additional responsibilities associated with a reorganization. The RSU grants were based on a share price of $10.98 which was the closing price on the NYSE on March 10, 2011: Mr. Nicoletti 18,215, Mr. Peri 27,322 and Mr. Lindgren 18,215.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2009 through to December 31, 2011.

Table 15: Summary Compensation Table

								Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)		Share- based Awards ($)(1)(3)		Option- based Awards ($)(2)		Annual Incentive Plans ($)(4)		Pension Value ($)(5)		All Other Compensation ($)(6)		Total Compensation ($)

Craig H. Muhlhauser President and Chief Executive Officer	2011 2010 2009	$ $ $	1,000,000 1,000,000 1,000,000	$ $ $	3,375,000 3,750,000 3,000,000	$ $ $	1,125,000 1,250,000 1,000,000	$ $ $	967,500 2,044,969 904,950	$ $ $	228,897 137,696 0	$ $ $	53,650 211,918 142,476	$ $ $	6,750,047 8,394,583 6,047,426

Paul Nicoletti(7)	2011		$544,170		$1,557,500		$452,500		$408,263		$93,995		$2,099		$3,058,527
EVP, Chief Financial Officer	2010		$512,000		$1,350,000		$450,000		$609,178		$73,119		$2,245		$2,996,542
	2009		$512,000		$1,080,000		$360,000		$363,166		$79,133		$1,274		$2,395,573

John Peri(8)	2011		$542,942		$1,582,500		$427,500		$366,608		$93,078		$1,320		$3,013,948
Chief Operating Officer	2010		$504,000		$1,125,000		$375,000		$599,659		$77,269		$4,184		$2,685,112
	2009		$504,000		$900,000		$300,000		$417,156		$79,749		$3,376		$2,204,281

Elizabeth L. DelBianco	2011		$444,000		$1,068,750		$356,250		$274,925		$79,394		$1,782		$2,225,101
EVP and Chief Legal &	2010		$444,000		$1,125,000		$375,000		$528,271		$68,062		$2,078		$2,542,411
Administrative Officer	2009		$444,000		$900,000		$300,000		$367,395		$59,270		$1,004		$2,071,669

Peter A. Lindgren(9)	2011		$389,659		$950,000		$250,000		$232,023		$42,385		$14,700		$1,878,767
EVP, Global Operations	2010		$332,640		$600,000		$200,000		$326,500		$22,748		$14,700		$1,496,588
	2009		$332,640		$480,000		$160,000		$135,500		$0		$14,700		$1,122,840

(1)
Amounts in the column represent the value of RSUs and PSUs that were issued under the LTIP and CSUP, respectively on January 31, 2012 in respect of 2011 performance. Please see "— Compensation and Discussion Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives" for a description of the vesting terms of the awards and the process followed in determining the grant. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0%-200% of the target grant depending on performance.

(2)
Amounts in the column represent the value of stock options that were issued under the LTIP on January 31, 2012 in respect of 2011 performance. Please see "— Compensation and Discussion Analysis — Equity-Based Incentives" for a description of the vesting terms of the awards and the process followed in determining the value of the grant. The grant date fair value of the option-based awards in table 15 is the same as the accounting fair value of such awards. The number of stock options granted was determined using (i) the closing price on January 30, 2012 on the NYSE of $8.21, and (ii) an average Black-Scholes factor of 0.477. The Black-

  Scholes factor was determined using the average following variables for each of the four vestings: (i) volatility; (ii) risk-free interest rate and (iii) expected life of the stock options. These average variables were (i) volatility of 52.57%; (ii) risk-free interest rate of 1.26%; and (iii) expected life of 5.5 years.

(3)
The estimated accounting fair value of the equity-based awards is calculated using the market price for subordinate voting shares as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in this table is the same as the accounting fair value of such awards. The accounting fair value of the PSU portion of the share-based awards to the NEOs with respect to 2011 were as follows: Mr. Muhlhauser - $1.9 million; Mr. Nicoletti — $0.8 million; Mr. Peri - $0.7 million; Ms. DelBianco - $0.6 million; and Mr. Lindgren - $0.4 million. The accounting fair value for the PSU portion of the share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. The cost the Company records for PSUs granted after 2010 is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the TSR of Celestica relative to the TSR of a pre-defined EMS competitor group. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI. Please see "— Compensation and Discussion Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan" for a description of the plan.

(5)
Pension values for Messrs. Nicoletti and Peri and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
Amounts in this column represent, for 2011: (i) for Mr. Muhlhauser, housing expenses of $39,480 while in Canada, travel expenses between Toronto and New Jersey of $20,801, group life insurance of $11,400, a 401(k) contribution of $14,700 and tax preparation fees of $2,500, less a tax equalization payment to the Company in the amount of $35,551, and (ii) for Mr. Lindgren a 401(k) contribution of $14,700.

(7)
Mr. Nicoletti's role was expanded to include responsibility for Diversified Markets and After-Market Services on February 26, 2011. His target incentive for 2011 was prorated at 80% for 57 days and 100% for 308 days.

(8)
Mr. Peri was appointed Chief Operating Officer on February 26, 2011. His target incentive for 2011 was prorated at 80% for 57 days and 100% for 308 days.

(9)
Mr. Lindgren was promoted from SVP, Growth and Emerging Markets to EVP, Global Operations on February 26, 2011. His target incentive for 2011 was prorated at 60% for 57 days and 80% for 308 days.

        The following table provides details of each stock option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2011.

Table 16: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the- Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Market Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Market Payout Value of Share Awards that have not Vested at Target ($)(4)	Market Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Market Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Craig H. Muhlhauser
Jun. 6, 2005	50,000		$13.00	Jun. 6, 2015	—	—	—	—	—	—
Jan. 31, 2006	148,488		$10.00	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	125,000		$6.05	Feb. 2, 2017	$160,000	—	—	—	—	—
Feb. 5, 2008	225,000		$6.51	Feb. 5, 2018	$184,500	—	—	—	—	—
Feb. 3, 2009	520,833		$4.13	Feb. 3, 2019	$1,666,666	388,889	—	$2,850,556	$5,701,113	—
Feb. 2, 2010	217,865		$10.20	Feb. 2, 2020	—	244,350	$785,006	$1,791,086	$2,797,165	—
Feb. 1, 2011	258,462		$9.87	Feb. 1, 2021	—	312,395	$990,210	$2,289,855	$3,589,501	—
Jan. 31, 2012	287,270		$8.21	Jan. 31, 2022	—	411,084	$1,800,000	$3,375,000	$4,950,000	—

Paul Nicoletti
Dec. 3, 2002	15,000	C$	29.11	Dec. 3, 2012	—	—	—	—	—	—
Jan. 31, 2004	13,333	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
May 11, 2004	3,333	C$	24.92	May 11, 2014	—	—	—	—	—	—
Dec. 9, 2004	13,600	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Jul. 31, 2007	22,875	C$	6.27	Jul. 31, 2017	$28,226	—	—	—	—	—
Feb. 5, 2008	150,000	C$	6.51	Feb. 5, 2018	$148,680	—	—	—	—	—
Feb. 3, 2009	225,000	C$	5.13	Feb. 3, 2019	$537,069	140,000	—	$1,060,585	$2,121,169	—
Feb. 2, 2010	78,431	C$	10.77	Feb. 2, 2020	—	87,966	$292,070	$666,396	$1,040,721	—
Feb. 1, 2011	93,046	C$	9.87	Feb. 1, 2021	—	112,462	$368,417	$851,968	$1,335,518	—
Mar. 11, 2011	—		—	—	—	18,215	$137,990	$137,990	$137,990	—
Jan. 31, 2012	115,547	C$	8.26	Jan. 31, 2022	—	165,347	$736,733	$1,381,376	$2,026,018	—

John Peri
Dec. 3, 2002	25,000	C$	29.11	Dec. 3, 2012	—	—	—	—	—	—
Jan. 31, 2004	16,667	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	11,300	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	20,455	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	40,404	C$	7.10	Feb. 2, 2017	$15,938	—	—	—	—	—
Feb. 2, 2007	161,616	C$	7.10	Feb. 2, 2017	$63,751	—	—	—	—	—
Feb. 5, 2008	130,000	C$	6.51	Feb. 5, 2018	$128,856	—	—	—	—	—
Feb. 3, 2009	208,333	C$	5.13	Feb. 3, 2019	$497,285	116,667	—	$883,823	$1,767,646	—
Feb. 2, 2010	65,359	C$	10.77	Feb. 2, 2020	—	73,305	$243,397	$555,330	$867,263	—
Feb. 1, 2011	77,539	C$	9.87	Feb. 1, 2021	—	93,718	$307,017	$709,970	$1,112,924	—
Mar. 11, 2011	—		—	—	—	27,322	$206,981	$206,981	$206,981	—
Jan. 31, 2012	109,163	C$	8.26	Jan. 31, 2022	—	156,212	$696,031	$1,305,058	$1,914,086	—

Elizabeth L. DelBianco
Dec. 3, 2002	12,000	C$	29.11	Dec. 3, 2012	—	—	—	—	—	—
Dec. 18, 2002	3,000	C$	23.29	Dec. 18, 2012	—	—	—	—	—	—
Apr. 18, 2003	8,000	C$	15.35	Apr. 18, 2013	—	—	—	—	—	—
Jan. 31, 2004	16,667	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	11,300	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	9,091	C$	7.10	Feb. 2, 2017	$3,586	—	—	—	—	—
Feb. 5, 2008	60,000	C$	6.51	Feb. 5, 2018	$59,472	—	—	—	—	—
Feb. 3, 2009	156,250	C$	5.13	Feb. 3, 2019	$372,964	116,667	—	$883,823	$1,767,646	—
Feb. 2, 2010	65,359	C$	10.77	Feb. 2, 2020	—	73,305	$243,397	$555,330	$867,263	—
Feb. 1, 2011	77,539	C$	9.87	Feb. 1, 2021	—	93,718	$307,017	$709,970	$1,112,924	—
Jan. 31, 2012	90,969	C$	8.26	Jan 31, 2022	—	130,177	$580,030	$1,087,551	$1,595,073	—

					Share-Based Awards
	Option-Based Awards							Market Payout Value of Share Awards that have not Vested at Maximum ($)(4)
					Number of Shares or Units that have not Vested (#)(3)				Market Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)(2)		Market Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Market Payout Value of Share Awards that have not Vested at Target ($)(4)

Peter A. Lindgren
Dec. 3, 2002	25,000	$18.66	Dec. 3, 2012	—	—	—	—	—	—
Jan. 31, 2004	23,333	$17.15	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	21,000	$14.86	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	15,909	$10.00	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	24,240	$6.05	Feb. 2, 2017	$31,027	—	—	—	—	—
Feb. 5, 2008	60,000	$6.51	Feb. 5, 2018	$49,200	—	—	—	—	—
Feb. 3, 2009	111,111	$4.13	Feb. 3, 2019	$355,555	62,222	—	$456,087	$912,175	—
Feb. 2, 2010	34,858	$10.20	Feb. 2, 2020	—	39,096	$125,600	$286,574	$447,548	—
Feb. 1, 2011	41,354	$9.87	Feb. 1, 2021	—	49,983	$158,431	$366,375	$574,320	—
Mar. 11, 2011	—	—	—	—	18,215	$133,516	$133,516	$133,516	—
Jan. 31, 2012	63,838	$8.21	Jan. 31, 2022	—	91,352	$400,000	$750,000	$1,100,000	—

(1)
Includes option-based and share-based awards granted on January 31, 2012 in respect of 2011 performance. Please see "— Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives" for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options for Messrs. Muhlhauser and Lindgren was determined using a share price of $7.33, which was the closing price of subordinate voting shares on the NYSE on December 30, 2011. For Messrs. Nicoletti and Peri and Ms. DelBianco, a share price of C$7.49 was used, which was the closing price of the subordinate voting shares on the TSX on December 30, 2011, converted to U.S. dollars at the average exchange rate for 2011 of $1.00 equals C$0.9887.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Market payout values at minimum vesting include the value of RSUs only as the minimum payout value of PSUs would be 0% of target. Market payout values at target vesting is determined using 100% of PSUs vesting and market payout values at maximum vesting is determined using 200% of PSUs vesting. Market payout values for Messrs. Muhlhauser and Lindgren are determined using a share price of $7.33, which was the closing price of the subordinate voting shares on the NYSE on December 30, 2011, except for the share-based awards granted on January 31, 2012 in respect of 2011 performance for which the market payout values are determined using a share price of $8.21, which was the closing price of the subordinate voting shares on the NYSE on January 30, 2012, the day before the grants. Market payout values for Messrs. Nicoletti and Peri and Ms. DelBianco are determined using a share price of C$7.49, which was the closing price of the subordinate voting shares on the TSX on December 30, 2011, converted to U.S. dollars, except for the share-based awards granted on January 31, 2012 in respect of 2011 performance for which the market payout values are determined using a share price of C$8.26, which was the closing price of the subordinate voting shares on the TSX on January 30, 2012, the day before the grants, converted to U.S. dollars.

        The following table provides details of the value of option-based and share-based awards that vested during 2011 and the value of annual incentive awards paid for 2011 performance for each NEO.

Table 17: Incentive Plan Awards — Value Vested or Earned in 2011

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Craig H. Muhlhauser	$2,334,869	$8,535,440	$967,500

Paul Nicoletti	$607,350	$2,948,283	$408,263

John Peri	$489,895	$2,512,882	$366,608

Elizabeth L. DelBianco	$475,024	$2,400,917	$274,925

Peter A. Lindgren	$294,162	$1,231,392	$232,023

(1)
Amounts in this column reflect the value of stock options that were in-the-money on the vesting date. Stock options for Messrs. Muhlhauser and Lindgren vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

February 2, 2011	$6.05	$10.74

February 2, 2011	$10.20	$10.74

February 3, 2011	$4.13	$11.00

February 5, 2011	$6.51	$11.19

  Stock options for Messrs. Nicoletti and Peri and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of SVS on Vesting Date

February 1, 2011	C$	7.10	C$	10.37

February 3, 2011	C$	5.13	C$	10.95

February 5, 2011	C$	6.51	C$	11.07

  Stock options for Mr. Nicoletti vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of SVS on Vesting Date

July 31, 2011	C$	6.27	C$	7.79

(2)
Amounts in this column reflect share-based awards that were released in 2011. Share-based awards were released for Messrs. Muhlhauser and Lindgren based on the price of subordinate voting shares on the NYSE as follows:

Type of Award	Date	Price

RSU	February 7, 2011	$11.19

PSU	February 7, 2011	$11.19

RSU	February 11, 2011	$11.48

RSU	December 1, 2011	$8.10

  Share-based awards were released for Messrs. Nicoletti and Peri and Ms. DelBianco based on the price of subordinate voting shares on the TSX as follows:

Type of Award	Date	Price

RSU	February 7, 2011	C$	11.07

PSU	February 7, 2011	C$	11.07

RSU	February 11, 2011	C$	11.31

RSU	December 1, 2011	C$	8.21

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2011 of $1.00 equals C$0.9887. PSUs that vested in 2011 were paid out at 200% as a result of the Company's ROIC performance being equal to or greater than the highest performance of the EMS Competitors.

(3)
Includes payments under the CTI made in February 2012 in respect of 2011 performance. Please see "— Compensation Discussion and Analysis — 2011 Compensation Decisions — Target Annual Incentive Award." These are the same amounts as disclosed in table 15 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans."

        The following table sets out the gains realized by NEOs from exercising stock options in 2011.

Table 18: Gains Realized by NEOs from Exercising Options

Name	Amount

Craig H. Muhlhauser	$4,559,025

Paul Nicoletti	$338,542

John Peri	$0

Elizabeth L. DelBianco	$0

Peter A. Lindgren	$0

Pension Plans

        The following table provides details of the amount of the Celestica contributions to the pension plans and the accumulated value as of December 31, 2011 for each NEO.

Table 19: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Craig H. Muhlhauser(2)	$150,872	$228,897	$372,480

Paul Nicoletti(3)	$523,411	$93,995	$560,927

John Peri(3)	$810,551	$93,078	$832,452

Elizabeth L. DelBianco(3)	$429,688	$79,394	$479,339

Peter A. Lindgren(2)	$24,533	$42,385	$63,144

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Company's accrued obligations during the year ended December 31, 2011.

(2)
Amounts for Messrs. Muhlhauser and Lindgren include only amounts in their supplementary retirement plans and not amounts in their 401(k) plans.

(3)
The difference between the Accumulated Value at Start of Year and the Accumulated Value at End of Year reported in the 2010 management information circular for Messrs. Nicoletti and Peri and Ms. DelBianco is attributable to different exchange rates used in the 2010 and 2011 management information circulars. The exchange rate used in the 2010 management information circular was $1.00 = C$1.0298.

        Messrs. Muhlhauser and Lindgren participate in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the 401(k) Plan). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Company may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Company contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Company to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2011, is $14,700. Messrs. Muhlhauser and Lindgren also participate in a supplementary retirement plan that is also a defined contribution plan. It is designed to provide benefits equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Muhlhauser and Lindgren and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

        Messrs. Nicoletti and Peri and Ms. DelBianco participate in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Company's contributions are invested on their behalf within a range of investment options provided by third party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti and Peri and Ms. DelBianco also participate in an unregistered supplementary pension plan (the Canadian Supplementary Plan). This is also a defined contribution plan that is designed to provide benefits of an amount equal to the difference between (i) the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits and (ii) 8% of the total salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

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

Messrs. Muhlhauser and Nicoletti and Ms. DelBianco

        The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Company, they are terminated without cause or resign for good reason as defined in their agreements (which provision is commonly referred to as a double trigger provision). A change in control period is defined in their agreements as the period (a) commencing on the date the Company enters into a binding agreement for a change in control, an intention is announced by the Company to effect a change in control or the Board of Directors adopts a resolution that a change in control has occurred and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Company, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to three times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, in these circumstances, (a) the stock options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board of Directors in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Company, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to two times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of stock options or PSUs. Stock options that would have otherwise vested and become exercisable during the 12-week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All remaining unvested stock options are cancelled. All RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. PSUs vest based on actual performance and on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment to (ii) the number of years between the date of grant and the vesting date. In addition, the Company's obligations provide for a cash settlement to cover benefits and contributions to or continuation of their pension and retirement plans for a two-year period following termination.

        Mr. Muhlhauser is the only NEO currently eligible for retirement treatment under the LTIP or CSUP, however, these values have been provided for the other NEOs in tables 21 to 24 as an indication of the amount of such benefit when the NEO is eligible for retirement. In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement.

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

        The following tables summarize the payments to which Messrs. Muhlhauser and Nicoletti and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2011 as a result of a change in control, retirement or termination without cause.

Table 20: Mr. Muhlhauser's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits(2)	Total

Change in Control — No Termination	—	$8,629,955	—	$8,629,955

Change in Control — Termination	$7,884,919	$8,629,955	$473,000	$16,987,874

Retirement(3)	—	$10,033,401	—	$10,033,401

Termination without Cause(3)	$5,979,969	$5,110,990	$335,964	$11,426,923

(1)
Cash portion includes actual CTI payment for 2011.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution. There are no incremental benefits resulting from resignation or termination with cause.

(3)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Company's anticipated payout, and was in fact the resulting payout.

Table 21: Mr. Nicoletti's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits(2)	Total

Change in Control — No Termination	—	$3,236,687	—	$3,236,687

Change in Control — Termination	$3,708,263	$3,236,687	$306,273	$7,251,223

Retirement(3)	—	$3,758,852	—	$3,758,852

Termination without Cause(3)	$2,608,263	$1,846,937	$203,517	$4,658,717

(1)
Cash portion includes actual CTI payment for 2011.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

(3)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Company's anticipated payout, and was in fact the resulting payout.

Table 22: Ms. DelBianco's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits(2)	Total

Change in Control — No Termination	—	$2,581,006	—	$2,581,006

Change in Control — Termination	$2,672,525	$2,581,006	$230,745	$5,484,276

Retirement(3)	—	$3,016,151	—	$3,016,151

Termination without Cause(3)	$1,873,325	$1,537,880	$153,665	$3,564,870

(1)
Cash portion includes actual CTI payment for 2011.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

(3)
PSUs that vested on February 3, 2012 are included at 200% which on December 31, 2011 was the Company's anticipated payout, and was in fact the resulting payout.

Messrs. Peri and Lindgren

        The terms of employment with the Company for Messrs. Peri and Lindgren are governed by the Company's Executive Employment Guidelines (the Executive Guidelines). Upon termination without cause within two years following a change in control of the Company (a double-trigger provision), Messrs. Peri and Lindgren are entitled to a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Peri and Lindgren vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance.

        Under the Executive Guidelines, the pension and group benefits of Messrs. Peri and Lindgren discontinue on the date of termination.

        Outside of the two-year period following a change in control, upon termination without cause, Messrs. Peri and Lindgren are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

        In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

        The foregoing entitlements are conferred on Messrs. Peri and Lindgren in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

        The following tables summarize the payments to which Messrs. Peri and Lindgren would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2011 as a result of a change in control, retirement or termination without cause.

Table 23: Mr. Peri's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits	Total

Change in Control — No Termination	—	$2,790,465	—	$2,790,465

Change in Control — Termination	$2,199,825	$2,790,465	—	$4,990,290

Retirement(2)	—	$3,225,615	—	$3,225,615

Termination without Cause(2)	$2,199,825	$1,383,821	—	$3,583,646

(1)
Cash portion includes actual CTI payment for 2011.

(2)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Company's anticipated payout, and was in fact the resulting payout.

Table 24: Mr. Lindgren's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits	Total

Change in Control — No Termination	—	$1,511,845	—	$1,511,845

Change in Control — Termination	$1,496,068	$1,511,845	—	$3,007,913

Retirement(2)	—	$1,736,393	—	$1,736,393

Termination without Cause(2)	$1,496,068	$714,111	—	$2,210,179

(1)
Cash portion includes actual CTI payment for 2011.

(2)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Company's anticipated payout, and was in fact the resulting payout.

Performance Graph

        The subordinate voting shares are listed and posted for trading under the symbol "CLS" on the NYSE and the TSX. The subordinate voting shares have been listed on the NYSE and the TSX since June 30, 1998. The following chart compares the cumulative TSR of C$100 invested in subordinate voting shares with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 29, 2006 to December 30, 2011.

        As can be seen from the performance graph above, an investment in the Company on January 1, 2007 would have resulted in a 17.5% loss in value over the five-year period ended December 30, 2011 compared with a 6.7% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

        The compensation of the Company's NEOs has fluctuated over the same period as the Company dealt with, amongst other things, a significant decline in demand, competitive pressures, operational issues in some regions, significant restructuring and various leadership changes.

        As a new management team implemented changes during 2007 and 2008, the Company's operating performance and financial results showed significant improvements to the point where the Company was the strongest financial performer amongst the North American EMS peers by the end of 2008 based on ROIC.

        During this period of improved performance, total compensation for the NEOs increased to $15.2 million in 2007 and $19.8 million in 2008 as a result of implementing competitive compensation packages for the Company's new leadership team in 2007, as well as maximum annual incentive payouts due to strong corporate performance in 2008.

        Total compensation for the NEOs declined by 8% from $18.3 million in 2010 to $16.9 million in 2011 as the Company experienced a decline in overall demand due to increased economic uncertainty during the latter part of 2011. This decline in compensation was primarily driven by a decrease in long-term incentive awards reflecting competitive grant levels and lower than target achievement for annual incentive payouts.

        The Company continues to be amongst the best performers in the EMS industry on key operating performance metrics. This strong financial performance also contributed to a continued stable outlook from the Company's key financial debt rating agency. The performance graphs set out below illustrate the Company's performance on non-IFRS measures of adjusted gross margin, operating margin (EBIAT), asset utilization and ROIC (see "— Compensation Discussion and Analysis — 2011 Compensation Decisions — Business

Performance" for further information on non-IFRS measures). The quarterly data for 2009 reflects non-GAAP measures. The quarterly data for 2010 and 2011 reflects non-IFRS measures.

Adjusted gross margin % of revenue	Operating margin (EBIAT) % of revenue

Asset utilization Inventory turns(1)	Return on invested capital

(1)
Inventory turns is equal to 365 divided by the number of days in inventory, which is calculated as the average inventory for the quarter divided by the average daily cost of sales. The days in inventory for each quarter can be found in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In 2011, total compensation for NEOs was 7.0% of 2011 adjusted earnings, compared to 22.2% of adjusted earnings in 2007.

Executive Share Ownership

        The Company has share ownership guidelines for the CEO and Executive Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in securities of the Company as shown in table 25. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of three years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. As of December 31, 2011, the CEO and all NEOs were in compliance with the share ownership guidelines.

Table 25: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)	Share Ownership (Multiple of Salary)

Craig H. Muhlhauser	$3,000,000 (3 × salary)	$10,132,376	10.1x

Paul Nicoletti	$1,100,000 (2 × salary)	$3,749,544	6.8x

John Peri	$1,100,000 (2 × salary)	$3,620,551	6.6x

Elizabeth L. DelBianco	$888,000 (2 × salary)	$2,561,337	5.8x

Peter A. Lindgren	$800,000 (2 × salary)	$1,682,843	4.2x

(1)
Includes the following, as of December 31, 2011: (i) subordinate voting shares beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on February 3, 2012 at 200% of target, which, on December 31, 2011, was the Company's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $7.33 being the closing price of subordinate voting shares on the NYSE on December 30, 2011.

Securities Authorized for Issuance Under Equity Compensation Plans

Table 26: Equity Compensation Plans as at December 31, 2011

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	479,339	$14.03	0

	LTIP (Options)	7,650,771	$9.48/C$11.48	N/A

	LTIP (RSUs)	1,806,758	N/A	N/A

	Total(2)	9,936,868	$9.95/C$11.48	14,040,796

Equity Compensation Plans Not Approved by Securityholders		9,112,350(3)	N/A	N/A

	Total:	19,049,218	N/A	14,040,796

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 4.59% of the total number of outstanding shares at December 31, 2011(MSL — 0.22%; LTIP (Options) — 3.54%; and LTIP (RSUs) — 0.83%).

(3)
Including securities that are not issuable from treasury. RSUs and PSUs are granted pursuant to the CSUP and the CSUP provides that subordinate voting shares issuable thereunder may not be issued from treasury.

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

        Up to 29,000,000 subordinate voting shares may be issued from treasury pursuant to the LTIP. The number of subordinate voting shares that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Company decided in 2004 that no more stock option grants under the LTIP would be made to directors. Under the LTIP, as of February 22, 2012, 6,259,780 subordinate voting shares have been issued from treasury, 8,582,894 subordinate voting shares are issuable under outstanding stock options and 2,413,288 subordinate voting shares are issuable under outstanding RSUs. Also as of February 22, 2012, 22,740,220 subordinate voting shares are reserved for issuance from treasury under the LTIP. In addition, the Company may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market.

        As of February 22, 2012, the Company had a gross overhang of 10.5%. Gross overhang refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options and RSUs. The Company's net overhang (i.e. the total number of shares that have been reserved to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 5.1%.

        The LTIP limits the number of subordinate voting shares that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or stock options for services granted by the Company, in each case to 10% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of the Company. The LTIP also limits the number of subordinate voting shares that may be reserved for issuance to any one participant pursuant to stock options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or stock options for services granted by the Company, to 5% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares. The number of grants awarded under the LTIP in any given year cannot exceed 1.2% of the average aggregate number of subordinate voting shares and multiple voting shares outstanding during that period.

        Stock options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Company or affiliated entities. The exercise price for stock options issued under the LTIP is the closing price for subordinate voting shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that the Company may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase subordinate voting shares upon the exercise of stock options or to assist participants to pay any income tax exigible upon exercise of stock options provided that in no event shall any such loan be outstanding for more than ten years from the date of the stock option grant. The Company has no such loans or guarantees outstanding.

        The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant's spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.

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

        Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of subordinate voting shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of subordinate voting shares that may be issued to any one person pursuant to the performance unit program shall not exceed 1% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares.

        The interests of any participant under the LTIP or in any stock option, SAR or performance unit are not transferable, subject to limited exceptions.

        The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of subordinate voting shares that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or performance unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

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

  (a)
  clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Company to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

        The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Company may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the subordinate voting shares that may be issued under the terms of the CSUP. The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

C.    Board Practices

        Members of the Board of Directors are elected until the next annual meeting or until their successors are elected or appointed. See Item 6(A), "Directors and Senior Management" for details for the period during which each director has served in his/her office. Historically, our non-management directors have met in in camera session from time to time to consider such matters as they deem appropriate, without our chief executive officer, chief financial officer or other management present. In accordance with the NYSE Rules for listed companies, "non-management" directors are all those who are not executive officers of the Company. We have designated the Chairman of the Board as the presiding non-management director at all in camera sessions. The non-management directors can set their own agenda, maintain minutes and report back to the Board of Directors as a whole. Among the items that the non-management directors meet privately in in camera sessions to review is the performance of the Company's executive officers. Our Audit Committee, which consists solely of independent non-management directors, met in in camera session immediately following each board meeting in 2011.

        Mr. Crandall, Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Natale, Mr. Ryan and Mr. Wilson are independent directors under our independent standards in compliance with the New York Stock Exchange Listed Company Manual.

        Except for the right to receive deferred compensation, no director is entitled to benefits from Celestica under any service contracts when they cease to serve as a director. See Item 6(B), "Compensation."

  Communications with the Board of Directors

        Shareholders and other interested parties may communicate with the Board of Directors, the Audit Committee, the Compensation Committee, any individual director, or all non-management directors as a group, by writing to:

    Celestica Inc.
    844 Don Mills Road
    Toronto, Ontario, Canada M3C 1V7
    Attention: Board of Directors

        If the letter is from a shareholder, the letter should state that the sender is a shareholder. Under a process approved by the Board, depending on the subject matter, management will:

        forward the letter to the director or directors to whom it is addressed; or

        attempt to handle the matter directly (as where information about the Company or its stock is requested); or

        not forward the letter if it is primarily commercial in nature or relates to an improper or irrelevant topic.

        A summary of all relevant communications that are received after the last meeting of the full Board of Directors and which are not forwarded will be presented at each meeting of the Board of Directors along with any specific communication requested by a director.

        Shareholders and other interested parties who have concerns or complaints relating to accounting, internal accounting controls or other matters may also contact the Audit Committee by writing to the address set out above or by reporting the matter through our Ethics Hotline toll free at 1-888-312-2689. Callers outside the United States or Canada can place a collect call to 1-503-726-2457. Alternatively, concerns or complaints can be reported using a secure on-line web-based tool at www.ethics.celestica.com.

        All communications will be handled in a confidential manner, to the degree the law allows. Communications may be made on an anonymous basis; however, in these cases the reporting individual must provide sufficient details for the matter to be reviewed and resolved. The Company will not tolerate any retaliation against an employee who makes a good faith report.

Board Committees

        The Board of Directors has established four standing committees, each with a specific mandate: the Executive Committee, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. All of these committees are composed of independent directors.

  Executive Committee

        The members of the Executive Committee are Mr. Crandall and Mr. Etherington, both of whom are independent directors. The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board of Directors. The Executive Committee reviews such matters and makes such recommendations thereon to the Board of Directors as it considers appropriate, including matters designated by the Board of Directors as requiring Executive Committee review. Members of the Executive Committee also meet quarterly on an informal basis to review and stay informed about current business issues. The Board of Directors is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. All decisions of the Executive Committee are submitted to the Board of Directors for approval or ratification.

  Audit Committee

        The Audit Committee consists of Mr. Crandall, Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Ryan and Mr. Wilson, all of whom are independent directors and are financially literate. Mr. Wilson joined the Audit Committee on October 19, 2011. Mr. Crandall and Mr. Etherington have each served as a chief financial officer of a large U.S. and/or Canadian organization. Ms. Koellner currently serves as the Chair of the Audit Committee of Sara Lee Corporation. All of the committee members have held executive positions with large corporations. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it considers appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

        The Audit Committee has established procedures for: (i) receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A copy of the Audit Committee Charter is available on our website at www.celestica.com.

  Audit Committee Report:

        The Audit Committee has reviewed and discussed the audited financial statements with management;

        The Audit Committee has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 114 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

        The Audit Committee has received the written disclosures and the letter from the independent accountant as required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and

        Based on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Celestica's annual report for the last fiscal year for filing with the Commission.

        The Audit Committee:

    Mr. Crandall
    Mr. DiMaggio
    Mr. Etherington
    Ms. Koellner
    Mr. Ryan
    Mr. Wilson

  Compensation Committee

        The Compensation Committee consists of Mr. Crandall, Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Ryan and Mr. Wilson, all of whom are independent directors. Mr. Wilson joined the Compensation Committee on October 19, 2011. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following: review and recommend to the Board of Directors Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; review annually, and submit to the Board of Directors for approval, the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; review and recommend to the Board of Directors the compensation of the CEO based on the Board of Directors' assessment of the annual performance of the CEO; review and recommend to the Board of Directors the compensation of our most senior executives; review our succession plans for key executive positions; and review and approve material changes to our organizational structure and human resource policies. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our compensation consultant in determining compensation to executive officers and directors.

        A copy of the Compensation Committee Charter is available on our website at www.celestica.com.

  Compensation Committee Report:

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Celestica's annual report.

        The Compensation Committee:

    Mr. Crandall
    Mr. DiMaggio
    Mr. Etherington
    Ms. Koellner
    Mr. Ryan
    Mr. Wilson

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Crandall, Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Ryan and Mr. Wilson, all of whom are independent directors. The Nominating and Corporate Governance Committee recommends to the Board of Directors the criteria for selecting candidates for nomination to the Board of Directors and the individuals to be nominated for election by the shareholders. The Committee's mandate includes making recommendations to the Board of Directors relating to the Company's approach to corporate governance, developing the Company's corporate governance guidelines, assessing the performance of the CEO relative to corporate goals and objectives established by the Committee, and assessing the effectiveness of the Board of Directors and its committees.

        A copy of the Nominating and Corporate Governance Committee Charter is available on our website at http://www.celestica.com.

D.    Employees

        As of December 31, 2011, we employed approximately 31,000 permanent and temporary (contract) employees worldwide. Some of our employees in Austria, China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining. The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2009	11,000	3,000	19,000
December 31, 2010	11,000	4,000	20,000
December 31, 2011	8,000	3,000	20,000

        Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2011, approximately 5,800 temporary (contract) employees (December 31, 2010 — 8,600) were engaged by Celestica worldwide. Celestica used, on average, approximately 7,300 temporary (contract) employees throughout 2011.

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 22, 2012 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS.

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Robert L. Crandall(3)	90,000 SVS	*	*	*
Dan DiMaggio	0 SVS	—	—	—
William A. Etherington(4)	25,000 SVS	*	*	*
Laurette Koellner	0 SVS	—	—	—
Joseph M. Natale	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Gerald W. Schwartz(5)(6)	18,946,368 MVS	100.0%	8.7%	70.5%
	690,337 SVS	*	*	*
Michael Wilson	0 SVS	—	—	—
Craig H. Muhlhauser	1,934,771 SVS	*	*	*
Paul Nicoletti	743,192 SVS	*	*	*
John Peri	903,508 SVS	*	*	*
Elizabeth L. DelBianco	409,570 SVS	*	*	*
Peter A. Lindgren	416,515 SVS	*	*	*
Mary Gendron	188,860 SVS	*	*	*
Glen McIntosh	76,011 SVS	*	*	*
Scott Smith	67,996 SVS	*	*	*
All directors and executive officers as a group (16 persons)(7)	18,946,368 MVS	100.0%	8.7%	70.5%
	5,545,760 SVS	2.8%	2.6%	*
Total percentage of all equity shares and total percentage of voting power			11.3%	71.3%

*
Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to stock options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, although the exercise of these stock options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge and therefore has been provided by each nominee and officer.

(3)
Includes 20,000 subordinate voting shares subject to exercisable stock options.

(4)
Includes 15,000 subordinate voting shares subject to exercisable stock options.

(5)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(6)
Includes 120,657 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 688,807 subordinate voting shares are subject to stock options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex and 143,508 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and stock option plans. Mr. Schwartz, a director of Celestica, is the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(7)
Includes 3,029,784 subordinate voting shares subject to exercisable stock options.

        Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent approximately 29% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

        At February 22, 2012, approximately 1,100 persons held stock options to acquire an aggregate of 8.8 million subordinate voting shares. Most of these stock options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation." The following table sets forth information with respect to stock options outstanding as at February 22, 2012.

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (8 persons in total)	83,700	$18.66/C$29.11	During 2002	December 3, 2012-December 18, 2012
	8,000	C$15.35	April 18, 2003	April 18, 2013
	78,500	$17.15/C$22.75	January 31, 2004	January 31, 2014
	3,333	C$24.92	May 11, 2004	May 11, 2014
	60,500	$14.86/C$18.00	December 9, 2004	December 9, 2014
	50,000	$13.00	June 6, 2005	June 6, 2015
	237,125	$10.00/C$11.43	January 31, 2006	January 31, 2016
	360,351	$6.05/C$7.10	February 2, 2007	February 2, 2017
	22,875	C$6.27	July 31, 2007	July 31, 2017
	630,625	$6.51/C$6.51	February 5, 2008	February 5, 2018
	103,679	$5.26	November 5, 2008	November 5, 2018
	1,332,638	$4.13/C$5.13	February 3, 2009	February 3, 2019
	25,000	$8.05	November 5, 2009	November 5, 2019
	529,410	$10.20/C$10.77	February 2, 2010	February 2, 2020
	672,002	$9.87/C$9.87	February 1, 2011	February 1, 2021
	800,848	$8.21/C$8.26	January 31, 2012	January 31, 2022
Directors who are not Senior
Management	5,000	$32.40	April 21, 2002	April 21, 2012
	15,000	$10.62	April 18, 2003	April 18, 2013
	15,000	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than MSL) (approximately 1,000 persons in total)	31,050	$14.20-C$39.57	During 2002	May 8, 2012-December 10, 2012
	533,900	$18.66/C$29.11	December 3, 2002	December 3, 2012
	72,250	$10.62-$19.90	During 2003	January 31, 2013-December 10, 2013
	529,987	$17.15/C$22.75	January 31, 2004	January 31, 2014
	83,008	$13.80-C$24.92	During 2004	February 6, 2014-November 5, 2014
	191,600	$14.86/C$18.00	December 9, 2004	December 9, 2014
	47,500	$9.71-C$16.23	During 2005	January 5, 2015-December 5, 2015
	271,760	$10.00/C$11.43	January 31, 2006	January 31, 2016
	32,218	$9.35-C$12.54	During 2006	February 6, 2016-December 5, 2016
	202,287	$6.05/C$7.10	February 2, 2007	February 2, 2017
	162,692	$5.77-C$7.76	During 2007	February 26, 2017-December 7, 2017
	366,125	$6.51/C$6.51	February 5, 2008	February 5, 2018
	107,784	$4.90-C$9.21	During 2008	March 5, 2018-December 5, 2018
	256,943	$4.13/C$5.13	February 3, 2009	February 3, 2019
	10,000	$4.04	February 5, 2009	February 5, 2019
	153,594	$10.20/C$10.77	February 2, 2010	February 2, 2020
	205,735	$9.87/C$9.87	February 1, 2011	February 1, 2021
	7,435	C$10.69	March 11, 2011	March 11, 2021
	283,440	$8.21/C$8.26	January 31, 2012	January 31, 2022
MSL Employees(1)	196,214	$10.91-$15.60	From 2002 to 2003	February 26, 2012-September 8, 2013

(1)
Represents stock options outstanding under certain stock option plans that were assumed by Celestica on March 12, 2004 as part of an acquisition.

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 22, 2012 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent approximately 29% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation."

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,946,368 MVS	100.0%	8.7%	70.5%
	569,680 SVS	*	*	*
Gerald W. Schwartz(3)	18,946,368 MVS	100.0%	8.7%	70.5%
	690,337 SVS	*	*	*
MacKenzie Financial Corporation(4)	34,170,070 SVS	17.2%	15.7%	5.1%
Greystone Managed Investments Inc.(5)	11,861,483 SVS	6.0%	5.5%	1.8%
Letko, Brosseau & Ass. Inc.(6)	13,157,841 SVS	6.6%	6.1%	2.0%
BMO Financial Corp.(7)	12,580,935 SVS	6.3%	5.8%	1.9%
Total percentage of all equity shares and total percentage of voting power			42.1%	81.3%

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

(2)
Includes 945,010 multiple voting shares held by wholly-owned subsidiaries of Onex, 143,508 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and stock option plans, and 102,597 subordinate voting shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

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
  The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 120,657 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 688,807 subordinate voting shares are subject to stock options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

The address of Mr. Schwartz is: 161 Bay Street P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
MacKenzie Financial Corporation (MacKenzie) is the beneficial owner of 34,170,070 subordinate voting shares and has sole voting power and sole dispositive power over these shares. The address of MacKenzie is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1. The number of shares reported as owned by MacKenzie in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by MacKenzie with the SEC on February 14, 2012.

(5)
Greystone Managed Investments Inc. (Greystone) is the beneficial owner of 11,861,483 subordinate voting shares and has sole voting power over 11,273,753 subordinate voting shares and sole dispositive power over 11,861,483 subordinate voting shares. Accounts managed on a discretionary basis by Greystone have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subordinate voting shares reported. To the best of Greystone's knowledge, no account holds more than 5 percent of the outstanding subordinate voting shares. The address of Greystone is: 300-1230 Blackfoot Drive, Regina, Saskatchewan, Canada, S4S 7G4. The number of shares reported as owned by Greystone in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Greystone with the SEC on February 9, 2012.

(6)
Letko, Brosseau & Ass. Inc. (Letko) is the beneficial owner of 13,157,841 subordinate voting shares and has sole voting power and sole dispositive power over these shares. Clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the subordinate voting shares reported as beneficially owned by Letko. No clients of Letko beneficially owns more than five percent of the subordinate voting shares. The address of Letko is: 1800 Mc Gill College Av., Suite 2510, Montreal, Quebec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Letko with the SEC on February 7, 2012.

(7)
BMO Financial Corp. (formerly Harris Financial Corp.) (BMO) is the beneficial owner of 12,580,935 subordinate voting shares and has sole voting power over 3,107,006 subordinate voting shares and sole dispositive power over 12,580,935 subordinate voting shares. The address of BMO is: 111 W. Monroe St., P.O. Box 755, Chicago, Illinois 60690. The number of shares reported as owned by BMO in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed with the SEC on January 17, 2012 by BMO, on behalf of itself (as a parent holding company) and certain of its subsidiaries and its parent, identified therein.

        In 2009, Onex converted approximately 11 million multiple voting shares into subordinate voting shares. Onex sold these subordinate voting shares as part of a secondary offering, resulting in a reduction in ownership percentages from 2008 to 2009. MacKenzie has been a major shareholder since 2007 and, in 2010, had increased its holdings by approximately 5% from 2009. Letko has been a major shareholder since 2007. Barclays Global Investors ceased to hold 5% of subordinate voting shares during 2009. Greystone has been a major shareholder since 2009. BMO became a holder of 5% or more of the subordinate voting shares during 2011.

Holders

        On February 22, 2012, there were approximately 1,890 holders of record of subordinate voting shares, of which 475 holders, holding approximately 53% of the outstanding subordinate voting shares, were resident in the United States and 435 holders, holding approximately 47% of the outstanding subordinate voting shares, were resident in Canada.

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

        We have manufacturing agreements with two companies related to or under the control of Onex or Mr. Schwartz, the Chairman and Chief Executive Officer of Onex and one of our directors (2010 — one company). During 2011, we recorded revenue of $90.9 million from these companies (2010 — $43.3 million). At December 31, 2011, we had $15.5 million due from these companies (December 31, 2010 — $4.9 million). All transactions with these companies were in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms. One of these companies was sold subsequent to year-end and will not be reported as a related party in 2012.

        On January 1, 2009, Celestica and Onex entered into a Services Agreement for the services of Mr. Schwartz as a director of the Company. The term of the Services Agreement is for one year and shall automatically renew for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the subordinate voting shares on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be paid.

        Subject to certain permitted forms of sale, such as identical or better offers to all holders of subordinate voting shares, Onex has agreed that it, and any of its affiliates that may hold multiple voting shares from time-to-time, will not sell any multiple voting shares, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation and the agreement) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of subordinate voting shares if the sale had been a sale of subordinate voting shares rather than multiple voting shares, but otherwise on the same terms.

        Our related party transactions are also disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions."

Indebtedness of Related Parties

        As at February 22, 2012, no related parties were indebted to Celestica, except for trade receivables under the manufacturing agreements as described herein.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements."

Litigation

        We are party to litigation from time-to-time. We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, or financial condition of Celestica. In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

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

B.    Significant Changes

        None.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

Market Information

        The subordinate voting shares are listed on the NYSE and the TSX. The following tables set forth certain trading information for the subordinate voting shares in Canada and the United States for the periods indicated, as reported by Bloomberg LP. In the following tables, subordinate voting shares are referred to as SVS.

        The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2007	$8.01	$5.32	327,400,000
Year ended December 31, 2008	9.74	3.27	424,530,000
Year ended December 31, 2009	10.09	2.59	277,960,000
Year ended December 31, 2010	11.24	7.51	207,160,000
Year ended December 31, 2011	11.98	6.94	194,790,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2007	C$	9.48	C$	5.68	300,050,000
Year ended December 31, 2008		9.68		4.31	276,890,000
Year ended December 31, 2009		10.80		3.41	254,740,000
Year ended December 31, 2010		11.41		8.04	259,630,000
Year ended December 31, 2011		11.75		7.15	295,270,000

        The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2010
First quarter	$11.24	$9.08	58,160,000
Second quarter	11.02	8.06	68,570,000
Third quarter	9.15	7.51	42,060,000
Fourth quarter	9.84	8.38	38,370,000
Year ended December 31, 2011
First quarter	$11.98	$9.29	49,200,000
Second quarter	11.27	8.08	35,080,000
Third quarter	9.35	7.15	68,830,000
Fourth quarter	8.81	6.94	41,680,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2010
First quarter	C$	11.41	C$	9.63	57,540,000
Second quarter		11.01		8.60	66,580,000
Third quarter		9.41		8.04	69,800,000
Fourth quarter		9.95		8.58	65,710,000
Year ended December 31, 2011
First quarter	C$	11.75	C$	9.21	83,310,000
Second quarter		10.72		7.91	82,870,000
Third quarter		8.89		7.15	75,590,000
Fourth quarter		8.86		7.31	53,500,000

        The high and low market prices for each month for the most recent six months based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
September 2011	$8.41	$7.15	17,670,000
October 2011	8.81	6.94	19,740,000
November 2011	8.74	7.54	11,620,000
December 2011	8.10	7.13	10,320,000
January 2012	8.51	7.48	15,590,000
February 2012	9.53	8.35	17,150,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
September 2011	C$	8.27	C$	7.36	23,130,000
October 2011		8.73		7.31	21,240,000
November 2011		8.86		7.93	16,400,000
December 2011		8.21		7.38	15,860,000
January 2012		8.54		7.67	22,650,000
February 2012		9.51		8.32	36,950,000

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

        This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 22, 2012, and the current published administrative practices of the Canada Revenue Agency.

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

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property", as defined in the Canadian Tax Act, at the time of such disposition. Generally, subordinate voting shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the subordinate voting shares are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Celestica; and (B) more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the subordinate voting shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the subordinate voting shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, on the basis that the value of the subordinate voting shares should not be considered derived principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of December 31, 2011, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        Subject to possible future changes in U.S. tax law, individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2013 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Absent legislative action to extend the current rates, dividends paid after 2012 will be subject to tax, as ordinary income, at rates up to 43.4% (including a 3.8% tax on passive income derived by certain high-income taxpayers). Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

  Taxation of Disposition of Subordinate Voting Shares

        Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition.

A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares." A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate taxpayers. Absent legislative action to extend the current rates, such maximum rate will increase to 23.8% for long-term capital gain that is recognized after 2012 (including a 3.8% tax on passive income derived by certain high-income taxpayers). A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

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

        Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2011, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Company which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, based on our current business plan, we may be a PFIC in 2012 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.

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

        You may access this Annual Report, including exhibits and schedules, on our website at http://www.celestica.com or request a copy free of charge through our website. Requests may also be directed to clsir@celestica.com, by mail to Celestica Investor Relations, 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7, or by telephone at 416-448-2211.

        You may also review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2011, we had foreign currency contracts covering various currencies in an aggregate notional amount of $776.5 million (December 31, 2010 — $658.7 million). These contracts had a fair value net unrealized loss of $13.9 million at December 31, 2011 (December 31, 2010 — $13.0 million net unrealized gain).

	Expected Maturity Date
	2012	2013 - 2016	2017 and thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
Contract amount in millions
Receive C$/Pay U.S.$
Contract amount	$339.9	$9.7	$—	$349.6	$(2.0)
Average exchange rate	0.98	0.97
Receive Thai Baht/Pay U.S.$
Contract amount	$124.6	$19.6	—	$144.2	$(4.7)
Average exchange rate	0.03	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$85.5	$11.9	—	$97.4	$(2.4)
Average exchange rate	0.32	0.32
Receive Mexican Peso/Pay U.S.$
Contract amount	$49.7	—	—	$49.7	$(3.0)
Average exchange rate	0.08
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$33.9	—	—	$33.9	$(0.2)
Average exchange rate	0.16
Pay British Pound Sterling/Receive U.S.$
Contract amount	$33.4	—	—	$33.4	$0.1
Average exchange rate	1.54
Receive Singapore $/Pay U.S.$
Contract amount	$19.8	—	—	$19.8	$(0.6)
Average exchange rate	0.80
Pay Euro/Receive U.S.$
Contract amount	$14.8	—	—	$14.8	$—
Average exchange rate	1.29
Pay Japanese Yen/Receive U.S.$
Contract amount	$14.0	—	—	$14.0	$—
Average exchange rate	0.01
Receive Romanian Lei/Pay U.S.$
Contract amount	$10.8	—	—	$10.8	$(0.8)
Average exchange rate	0.32
Receive Other/Pay U.S.$
Contract amount	$8.9	—	—	$8.9	$(0.3)
Average exchange rate	—

Total	$735.3	$41.2	$—	$776.5	$(13.9)

Interest Rate Risk

        Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage point increase in these rates would increase interest expense by $4.0 million annually, assuming we borrow a maximum of $400.0 million under our credit facility. See note 12 to the Consolidated Financial Statements in Item 18.

        We redeemed all of our outstanding Senior Subordinated Notes by March 31, 2010. See note 12 to the Consolidated Financial Statements in Item 18.

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

Item 16. [Reserved.]

Item 16A.    Audit Committee Financial Expert

        The Board of Directors has considered the extensive financial experience of Messrs. Crandall, Etherington, and Ms. Koellner and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes Oxley Act of 2002.

        The Board of Directors also determined that Messrs. Crandall, Etherington, DiMaggio, Ryan and Wilson and Ms. Koellner are independent directors, as that term is defined in the NYSE listing standards.

Item 16B.    Code of Ethics

        The Board of Directors has adopted a Finance Code of Professional Conduct for Celestica's CEO, our senior finance officers and all personnel in the finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; compliance with all applicable laws and regulations; prompt internal reporting of violations of the code and accountability for adherence to the code. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

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

Item 16C.    Principal Accountant Fees and Services

        The external auditor is engaged to provide services pursuant to pre-approval policies and procedures established by the Audit Committee of Celestica's Board of Directors. The Audit Committee approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee must approve any non-audit services provided by the auditor and related fees and does so only if it considers that these services are compatible with the external auditor's independence.

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2010 or 2011. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $3.6 million in 2011 (2010 — $3.4 million) for audit services.

Audit-Related Fees

        KPMG billed $0.4 million in 2011 (2010 — $0.7 million) for audit-related services, including a review of the 2010 IFRS comparative data, due diligence related to acquisitions and pension audits.

Tax Fees

        KPMG billed $0.4 million in 2011 (2010 — $0.5 million) for tax compliance, tax advice and tax planning services.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        In July 2010, we filed an NCIB with the TSX to repurchase, at our discretion until August 2, 2011, up to 18.0 million subordinate voting shares on the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. As of December 31, 2010, we repurchased for cancellation a total of 16.1 million shares at a weighted average price of $8.75 per share under the NCIB. We also purchase, from time-to-time, subordinate voting shares in the open market to settle awards to employees vesting under our equity-based compensations plans. During March and May, 2011, we repurchased a total of 0.8 million subordinate voting shares under this NCIB which were not cancelled as we used them to settle employee awards.

        During 2011, the share purchases (in millions) were as follows:

Period	(a) Total number of SVS purchased	(b) Average price paid per SVS	(c) Total number of SVS purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of SVS that may yet be purchased under the plans or program

March 2011	0.7	$11.14	0.7	0

May 2011	0.1	$10.47	0.1	0

August 2011	2.3	$7.94	0	0

September 2011	0.6	$8.17	0	0

October 2011	0.4	$8.49	0	0

November 2011	1.6	$8.32	0	0

Total	5.7	$8.56	0.8	—

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

        We submitted a certificate of Craig H. Muhlhauser, our CEO, to the NYSE in 2011 certifying that he was not aware of any violation by Celestica of its corporate governance listing standards.

        The corporate governance guidelines can be accessed electronically at http://www.celestica.com.

Corporate Social Responsibility

        We have a heritage of strong corporate citizenship and uphold policies and principles that focus our corporate social responsibility initiatives across five key focus areas: labor, ethics, the environment, occupational health and safety, and giving back to the community.

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

        Since 2010, we have published a Corporate Social Responsibility Report and Environmental Sustainability Report. These reports, along with our Business Conduct Governance Policy, are available on our corporate website at http://www.celestica.com. These documents outline our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2012 and beyond.

Item 16H.    Mine Safety Disclosure

        Not applicable.

 Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Restated Article of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.11	Bylaw No. 1	20-F	001-14382	March 23, 2010	1.11
1.12	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.13	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.14	Bylaw No. A	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
2.3	Indenture, dated as of June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, N.A., as trustee	6-K	0001-14832	June 17, 2004	4.11
2.4	Sixth Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders	20-F	0001-14832	March 24, 2010	2.4

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
2.5	Seventh Amendment dated November 17, 2010 to Revolving Trade Receivables Purchase Agreement between Celestica Inc., Celestica Corporation, Celestica Czech Republic S.R.O., Celestica Holdings PTE LTD, Celestica Valencia S.A., Celestica Hong Kong LTD., and Deutsche Bank AG, New York Branch	20-F	001-14832	March 24, 2010	2.5
2.6	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch†					X
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation	20-F	0001-14382	March 23, 2010	4.1
4.2	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser	20-F	0001-14832	March 25, 2008	4.4
4.3	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Paul Nicoletti	20-F	0001-14832	March 25, 2008	4.5
4.4	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	0001-14832	March 25, 2008	4.6
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan	20-F	0001-14382	March 23, 2010	4.5
4.6	Amended & Restated Celestica Share Unit Plan	20-F	0001-14382	March 24, 2010	4.6
4.7	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.8	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.9	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	0001-14382	March 23, 2010	11.1

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
11.2	Business Conduct Governance Policy	20-F	0001-14382	March 23, 2010	11.2
12.1	Chief Executive Officer Certification					X
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(b)*					X
15.1	Celestica Audit Committee Mandate	20-F	001-14832	March 21, 2006	15.1
15.2	Consent of KPMG LLP, Chartered Accountants					X

†
Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Secretary of the Securities and Exchange Commission without redactions pursuant to our Application for an Order Granting Confidential Treatment Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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
Date: March 22, 2012

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The management of Celestica Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to its management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2011, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 7, 2012

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s (the "Company") internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's report on internal control over financial reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 7, 2012 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada March 7, 2012	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and January 1, 2010, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and January 1, 2010, and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Toronto, Canada March 7, 2012	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

	January 1 2010	December 31 2010	December 31 2011
Assets
Current assets:
Cash and cash equivalents (note 21)	$937.7	$632.8	$658.9
Accounts receivable (note 5)	828.1	945.1	810.8
Inventories (note 6)	676.1	845.7	880.7
Income taxes receivable	21.2	15.6	9.1
Assets classified as held-for-sale (note 7)	22.8	35.5	32.1
Other current assets	74.5	87.0	71.0

Total current assets	2,560.4	2,561.7	2,462.6
Property, plant and equipment (note 8)	371.5	332.2	322.7
Goodwill (note 9)	—	14.6	48.0
Intangible assets (note 9)	33.1	33.6	35.5
Deferred income taxes (note 20)	25.1	41.9	41.4
Other non-current assets (note 10)	31.7	29.9	59.4

Total assets	$3,021.8	$3,013.9	$2,969.6

Liabilities and Equity
Current liabilities:
Accounts payable	$927.1	$1,176.2	$1,002.6
Accrued and other current liabilities	261.1	279.1	268.7
Income taxes payable (note 20)	38.0	55.4	39.0
Current portion of provisions (note 11)	72.1	41.9	36.3
Current portion of long-term debt (note 12)	222.8	—	—

Total current liabilities	1,521.1	1,552.6	1,346.6
Retirement benefit obligations (note 19)	116.0	129.3	120.5
Provisions and other non-current liabilities (note 11)	7.1	12.9	11.1
Deferred income taxes (note 20)	31.9	36.2	27.6

Total liabilities	1,676.1	1,731.0	1,505.8
Equity:
Capital stock (note 13)	3,591.2	3,329.4	3,348.0
Treasury stock (note 13)	(0.4)	(15.9)	(37.9)
Contributed surplus	222.7	360.9	369.5
Deficit	(2,476.7)	(2,403.8)	(2,203.5)
Accumulated other comprehensive income (loss) (note 14)	8.9	12.3	(12.3)

Total equity	1,345.7	1,282.9	1,463.8

Total liabilities and equity	$3,021.8	$3,013.9	$2,969.6

Commitments, contingencies and guarantees (note 24)
Subsequent event (note 13)

Signed on behalf of the Board of Directors

[Signed] Director	[Signed] Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2010	2011
Revenue	$6,526.1	$7,213.0
Cost of sales (note 15)	6,082.0	6,721.6

Gross profit	444.1	491.4
Selling, general and administrative expenses (SG&A) (note 15)	252.1	253.4
Research and development	—	13.8
Amortization of intangible assets (note 9)	15.8	13.5
Other charges (note 16)	49.9	6.5

Earnings from operations	126.3	204.2
Finance costs (note 17)	6.9	5.4

Earnings before income taxes	119.4	198.8
Income tax expense (recovery) (note 20):
Current	33.4	10.3
Deferred	(15.2)	(6.6)

	18.2	3.7

Net earnings	$101.2	$195.1

Basic earnings per share	$0.44	$0.90
Diluted earnings per share	$0.44	$0.89
Shares used in computing per share amounts (in millions):
Basic	227.8	216.3
Diluted (note 23)	230.1	218.3

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

	Year ended December 31
	2010	2011
Net earnings	$101.2	$195.1
Other comprehensive income (loss), net of tax (note 14):
Actuarial gains (losses) on pension plans (note 19)	(28.3)	5.2
Currency translation differences for foreign operations	1.6	(1.7)
Change from derivatives designated as hedges	1.8	(22.9)

Total comprehensive income	$76.3	$175.7

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

	Capital stock (note 13)	Treasury stock (note 13)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2010	$3,591.2	$(0.4)	$222.7	$(2,476.7)	$8.9	$1,345.7
Capital transactions:
Issuance of capital stock	6.6	—	—	—	—	6.6
Repurchase of capital stock (note 13)	(268.4)	—	127.8	—	—	(140.6)
Purchase of treasury stock	—	(26.2)	—	—	—	(26.2)
Stock-based compensation and other	—	10.7	19.6	—	—	30.3
Reclassification of cash-settled stock-based compensation to accrued liabilities (note 13)	—	—	(9.2)	—	—	(9.2)
Total comprehensive income:
Net earnings for 2010	—	—	—	101.2	—	101.2
Other comprehensive income, net of tax:
Actuarial losses on pension plans (note 19)	—	—	—	(28.3)	—	(28.3)
Currency translation differences for foreign operations	—	—	—	—	1.6	1.6
Change from derivatives designated as hedges	—	—	—	—	1.8	1.8

Balance — December 31, 2010	3,329.4	(15.9)	360.9	(2,403.8)	12.3	1,282.9
Capital transactions:
Issuance of capital stock	18.6	—	(6.7)	—	—	11.9
Purchase of treasury stock	—	(49.4)	—	—	—	(49.4)
Stock-based compensation and other	—	27.4	15.3	—	—	42.7
Total comprehensive income:
Net earnings for 2011	—	—	—	195.1	—	195.1
Other comprehensive income, net of tax:
Actuarial gains on pension plans (note 19)	—	—	—	5.2	—	5.2
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Change from derivatives designated as hedges	—	—	—	—	(22.9)	(22.9)

Balance — December 31, 2011	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8

(a)
Accumulated other comprehensive income (loss) is net of tax. See note 14.

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2010	2011
Cash provided by (used in):
Operating activities:
Net earnings	$101.2	$195.1
Adjustments for items not affecting cash:
Depreciation and amortization	87.0	77.2
Equity-settled stock-based compensation (note 13)	31.3	41.2
Other charges (note 16)	14.8	(12.1)
Finance costs	6.9	5.4
Income tax expense	18.2	3.7
Other	(7.7)	(31.3)
Changes in non-cash working capital items:
Accounts receivable	(111.8)	147.0
Inventories	(162.8)	2.0
Other current assets	(11.9)	3.9
Accounts payable, accrued and other current liabilities and provisions	211.4	(216.9)

Non-cash working capital changes	(75.1)	(64.0)
Income taxes paid	(10.7)	(18.9)

Net cash provided by operating activities	165.9	196.3

Investing activities:
Acquisitions, net of cash acquired (note 4)	(16.2)	(80.5)
Purchase of computer software and property, plant and equipment	(60.8)	(62.3)
Proceeds from sale of assets	15.9	17.1

Net cash used in investing activities	(61.1)	(125.7)

Financing activities:
Repurchase of Senior Subordinated Notes (Notes) (note 12(b))	(231.6)	—
Repurchase of capital stock (note 13)	(140.6)	—
Purchase of treasury stock (note 13)	(26.2)	(49.4)
Issuance of capital stock (note 13)	4.6	11.9
Finance costs paid	(15.0)	(7.0)
Other	(0.9)	—

Net cash used in financing activities	(409.7)	(44.5)

Net increase (decrease) in cash and cash equivalents	(304.9)	26.1
Cash and cash equivalents, beginning of year	937.7	632.8

Cash and cash equivalents, end of year	$632.8	$658.9

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars)

1.     REPORTING ENTITY:

        Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7. Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

        Celestica delivers innovative supply chain solutions globally to original equipment manufacturers (OEMs) and service providers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor capital equipment and other) end markets. Our product lifecycle solutions include a full range of services to our customers including design, supply chain, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.     BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

Statement of compliance:

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements for the year ended December 31, 2011 are our first annual financial statements prepared in accordance with IFRS and its interpretations adopted by the IASB, including IFRS 1, First-time Adoption of International Financial Reporting Standards.

        We have elected January 1, 2010 as the date of transition to IFRS (Transition Date). Prior to adopting IFRS, we prepared our consolidated financial statements in accordance with prior generally accepted accounting principles in Canada (GAAP). GAAP differs in some policies from IFRS. In accordance with the transition rules, we have retroactively applied IFRS to our consolidated financial statements for 2010.

        An explanation of how the transition to IFRS has affected our reported financial position, financial performance and cash flows is provided in note 3. We have presented reconciliations and descriptions of the effect of our transition from prior GAAP to IFRS on our equity, net earnings and comprehensive income for the 2010 comparative period.

        The consolidated financial statements were authorized for issuance by our board of directors on March 7, 2012.

Functional and presentation currency:

        The consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We have applied significant estimates and assumptions to our valuations of inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units (CGU), and to valuing our financial instruments, pension costs, stock-based compensation, provisions and contingencies.

        The accounting policies below have been applied consistently to all periods presented in these consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES:

(a)   Basis of measurement:

        The consolidated financial statements have been prepared primarily on the historical cost basis. Other measurement bases are described in the applicable notes.

(b)   Basis of consolidation:

        These consolidated financial statements include our subsidiaries. Subsidiaries that are acquired during the year are consolidated from their respective dates of acquisition. Inter-company transactions and balances are eliminated on consolidation.

(c)   Business combinations:

        We use the purchase method to account for business combinations. All identifiable assets and liabilities are recorded at fair value at the acquisition date. Obligations for contingent consideration and contingencies are also recorded at fair value on the acquisition date. Subsequent changes in the fair value of contingent liabilities from the date of acquisition to the settlement date are generally recorded in the consolidated statement of operations. We expense acquisition-related transaction costs as incurred in the consolidated statement of operations.

(d)   Foreign currency translation:

        The majority of our subsidiaries have a U.S. dollar functional currency which represents the currency of the primary economic environment in which they operate. For such subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the period-end exchange rates. We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. Foreign currency differences arising on translation are recognized in the consolidated statement of operations.

        For foreign operations with a non-U.S. dollar functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. Gains and losses arising from the translation of these foreign operations are deferred in the foreign currency translation account included in other comprehensive income (OCI).

(e)   Cash and cash equivalents:

        Cash and cash equivalents include cash on account and short-term investments with original maturities of three months or less. These instruments are subject to an insignificant risk of change in fair value over their terms and, as a result, we carry cash and cash equivalents at cost.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(f)    Accounts receivable:

        We initially value our accounts receivable at fair value. We record an allowance for doubtful accounts against accounts receivable that management believes are impaired. We record specific allowances against customer receivables based on our evaluation of the customers' credit worthiness and knowledge of their financial condition. We also consider the aging of the receivables, customer and industry concentrations, the current business environment, and historical experience.

(g)   Inventories:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. Cost includes direct materials, labor and overhead. In determining the net realizable value, we consider factors such as shrinkage, the aging of and future demand for the inventory and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the suppliers or customers. A change to these assumptions could impact our inventory valuation and have a resulting impact on gross margins. We procure inventory based on specific customer orders and forecasts. If actual market conditions or our customers' product demands are less favourable than those projected, additional valuation adjustments may be required. To the extent economic circumstances have changed, previous write-downs are reversed and recognized in the consolidated statement of operations in the period the change occurs.

(h)   Assets classified as held-for-sale:

        Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sale transaction rather than through its continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition. Assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell and are no longer depreciated.

(i)    Property, plant and equipment:

        We carry property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Cost consists of expenditures directly attributable to the acquisition of the asset, including interest for constructing qualified long-term assets. We capitalize the cost of an asset when the economic benefits associated with that asset are probable and when the cost can be measured reliably. The costs of major renovations are capitalized and the carrying amount of replaced assets are written off. All other maintenance and repair costs are expensed in the consolidated statement of operations as incurred. Land is not depreciated. We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

Buildings	25 years
Building/leasehold improvements	Up to 25 years or term of lease
Machinery and equipment	3 to 7 years

        When components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. Residual values, useful lives and methods of depreciation are reviewed annually at year end and adjusted prospectively. Gains and losses on the disposal or retirement of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized in the consolidated statement of operations in the period of disposal.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(j)    Leases:

        We are the lessee of property, plant and equipment, primarily buildings and machinery. Leases where the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under these leases are generally treated as rentals and recognized as expenses on a straight-line basis over the term of the lease in our consolidated statement of operations. In instances where the risks and rewards of ownership have substantially transferred to us, we classify these leases as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments, and are depreciated over the shorter of the useful life of the asset and the lease term. Corresponding liabilities, net of finance costs, are included in the consolidated balance sheet. Each lease payment is allocated between the liability and finance costs.

(k)   Goodwill and intangible assets:

Goodwill:

        Goodwill is initially measured on the consolidated balance sheet as the excess of the fair value of the consideration paid compared to the fair value of the identifiable net assets acquired, including the fair value of any contingent consideration. Subsequently, we measure goodwill at cost less accumulated impairment losses. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that are expected to benefit from the acquisition. We do not amortize goodwill. See note 2(l), Impairment of goodwill, intangible assets and property, plant and equipment.

Intangible assets:

        We record intangible assets on the consolidated balance sheet at fair value on the date of acquisition. We capitalize intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

Intellectual property	3 to 5 years
Other intangible assets	4 to 10 years
Computer software asset	1 to 10 years

        Intellectual property assets consist primarily of certain non-patented intellectual property and process technology. Other intangible assets consist primarily of customer relationships and contract intangibles. Computer software assets consist primarily of software licenses. Residual values, useful lives and methods of amortization are reviewed annually at year end and adjusted as appropriate. Changes in the useful lives are made on a prospective basis.

(l)    Impairment of goodwill, intangible assets and property, plant and equipment:

        The carrying amounts of goodwill, intangible assets and property, plant and equipment are reviewed for impairment on an annual basis or whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset may not be recoverable. If any such indication exists, the carrying amount of the asset is tested for impairment. Assets that cannot be tested individually are grouped with other assets that generate cash inflows that are largely independent of the cash inflows of other assets or group of assets, or CGU. Absent triggering events during the year, we conduct our impairment assessment in the fourth quarter of the year to correspond with our planning cycle.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We recognize an impairment loss when the carrying amount of an asset or CGU exceeds the recoverable amount. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth rates, including revenue and cash flow projections, and discount rates, among other factors. The process of determining fair value less costs to sell requires the valuation and use of appraisals to support our real property values. Impairment losses are recognized in the consolidated statement of operations. Impairment losses recognized in respect of a CGU are first allocated to reduce the carrying amount of goodwill and then allocated to reduce the carrying amount of other assets in the CGU on a pro rata basis.

        Impairment losses for goodwill are not reversed in future periods. Impairment losses other than for goodwill are reversed if the losses recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates used to determine the recoverable amount. The amount of the reversal is limited to restoring the carrying amount to the amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

(m)  Provisions:

        We recognize a provision for present legal or constructive obligations arising from past events when the amount can be reliably estimated and it is probable that an outflow of resources will be required to settle an obligation. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in future estimates.

Restructuring:

        We incur restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. Our restructuring charges include employee severance and benefit costs, gains, losses or impairments related to owned facilities and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs related to leased facilities and equipment we no longer use.

        The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. We recognize employee termination costs in the period the detailed plans are approved and the actions have either commenced or have been announced to employees. We recognize an impairment loss for owned facilities and equipment based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in future estimates.

Legal:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. The ultimate outcome or actual cost of settlement may vary significantly from our original estimates. Material obligations that have not been recognized as provisions, as the outcome is not probable or the amount cannot be reliably estimated, are disclosed as contingent liabilities, unless the likelihood of outcome is remote.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

Warranty:

        We offer product and service warranties to our customers. We record a provision for future warranty costs based on the terms of the warranty, which vary by customer, product or service, management's best estimate of probable claims under these warranties, and historical experience. These estimates are reviewed and adjusted as necessary as experience develops or new information becomes known.

(n)   Employee benefits:

Pension and non-pension post-employment benefits:

        Pension and non-pension post-employment benefits are classified as either defined contribution plans or defined benefit plans.

        Under defined contribution plans, our obligation is to make a fixed contribution to a separate entity with no further legal or constructive obligation to pay additional amounts if the pension plans fail to hold sufficient assets to cover the employee benefits. The related actuarial and investment risks fall on the employee. Obligations to make contributions to defined contribution plans are recognized as an employee benefit expense in the consolidated statement of operations in the period the employee services are rendered.

        Defined benefit plans are post-employment benefit plans other than defined contribution plans. Under defined benefit plans, our obligation is to provide an agreed upon benefit to current and former employees. We remain exposed to the actuarial and investment risks for defined benefit plans. The net obligation is actuarially determined using the projected unit credit method, based on service and management's best estimate of items such as the expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. Changes in assumptions could impact our pension plan valuations and our future pension expense and funding. Our obligation for each defined benefit plan consists of the present value of the defined benefit obligation less the fair value of plan assets and any unrecognized past service costs or credits, and is presented net on the consolidated balance sheet. When the actuarial calculation results in a benefit, the asset recognized is restricted to the total of cumulative unrecognized past service costs or credits and the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, we also consider any minimum funding requirements that apply to the plan. An economic benefit is available if it is realizable during the life of the plan, or on settlement of the plan liabilities.

        We recognize the vested portion of past service costs or credits arising from plan amendments immediately in our consolidated statement of operations. The unvested portion is deferred and amortized on a straight-line basis over the vesting period. We recognize actuarial gains and losses on plan assets or obligations through OCI and deficit. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains or losses against any related unrecognized past service costs or credits and record any excess gains or losses when the curtailment occurs.

Stock-based compensation:

        We grant stock options, performance options, performance share units (PSUs) and restricted share units (RSUs) to employees as part of our equity-based compensation plans. Stock options and RSUs vest in installments over the vesting period. Stock options vest 25% per year for four years. RSUs vest approximately one-third per year for three years. PSUs vest at the end of their respective terms, generally three years, to the extent that performance conditions have been met. We treat each installment as a separate grant in determining the compensation expense.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The grant date fair value of options granted to employees is recognized as compensation expense, with a corresponding charge to contributed surplus, over the period that the employees become unconditionally entitled to the options. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period. When options are exercised, the proceeds are credited to capital stock. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, exercise price of the option, expected volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for equity-settled RSUs, and for PSUs granted prior to 2011, is based on the market value of our subordinate voting shares at the time of grant. The cost of the PSUs, which vest based on a non-market performance condition, is recorded based on our best estimate of the outcome of the performance condition and adjusted as new facts and circumstances arise. We amortize this cost to compensation expense in the consolidated statement of operations, with a corresponding charge through contributed surplus in the consolidated balance sheet, over the period the employees become unconditionally entitled to the awards. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date. The corresponding charge is recorded in the consolidated statement of operations.

        The cost we record for PSUs granted after 2010 is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the total shareholder return (TSR) of Celestica relative to the TSR of a pre-defined electronics manufacturing services (EMS) competitor group. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. Compensation expense is recognized in the consolidated statement of operations on a straight-line basis over the requisite service period and is reduced for estimated PSU awards that will not vest as a result of not meeting the employment conditions.

        We grant deferred share units (DSU) to certain members of our board of directors as part of their compensation, which is comprised of an annual retainer, an annual equity award and meeting fees. The number of DSUs granted is determined by dividing the cash amount of the fees and retainers earned by the closing price of the subordinate voting shares on the NYSE on the last business day of the quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash when the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares, issued from treasury or purchased in the open market, or by cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or by cash. We amortize the cost of DSUs to compensation expense over the period the services are rendered.

(o)   Deferred financing costs:

        Deferred financing costs consist of costs relating to the issuance of debt. We record financing costs as a reduction to the cost of the related debt which we amortize to the consolidated statement of operations over the term of the related debt or when the debt is retired, if earlier.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(p)   Income taxes:

        Our income tax expense for the period is comprised of current and deferred income taxes. Current taxes and deferred taxes are recognized in the consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity. In these cases, the taxes are also recognized in OCI or directly in equity, respectively.

        We use the liability method of accounting for deferred income taxes. Under this method, we recognize deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carryforwards. We measure deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. We recognize deferred income tax assets only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We recognize the effect of a change in income tax rates in the period of enactment or substantive enactment.

        Deferred income taxes are not recognized if they arise from the initial recognition of goodwill, nor are they recognized on temporary differences arising from the initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred income taxes are also not recognized on temporary differences relating to investments in subsidiaries to the extent we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

        We record current income tax expense or recovery based on taxable income earned or loss incurred for the period in each tax jurisdiction where we operate, and for any adjustment to taxes payable in respect of previous years, using tax laws that are enacted or substantively enacted at the balance sheet date.

        In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. Management periodically evaluates the positions taken in our tax returns with respect to situations in which applicable tax rules are subject to interpretation. We establish provisions related to tax uncertainties where appropriate based on our best estimate of the amount that will ultimately be paid to or received from tax authorities. We recognize accrued interest and penalties relating to tax uncertainties in current income tax expense.

(q)   Financial assets and financial liabilities:

        Financial assets and financial liabilities are initially recognized at fair value and subsequently measured at either fair value or amortized cost based on their classification as described below. See note 2(s), Impairment of financial assets.

Fair value through profit or loss:

        Financial assets and financial liabilities that are purchased or incurred, respectively, with the intention of generating earnings in the near term and derivatives other than hedging instruments are classified as fair value through profit or loss. This category includes our short-term investments in money market funds grouped with cash equivalents and derivative assets not qualifying for hedge accounting. Investments are initially recognized and subsequently carried at fair value with changes recognized through our consolidated statement of operations. Transaction costs are expensed as incurred in the consolidated statement of operations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

Held-to-maturity investments:

        Securities that have fixed or determinable payments and a fixed maturity date, which we intend to and have the ability to hold to maturity, are classified as held-to-maturity and includes our term deposits grouped with cash equivalents. Held-to-maturity financial assets are initially recognized in the consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Loans and receivables:

        Financial assets with fixed or determinable payments, such as our accounts receivable, are classified as loans and receivables. This category excludes any derivative assets or assets that are quoted in active markets. Loans and receivables are initially recognized in the consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Other financial liabilities:

        This category is for financial liabilities that are not classified as fair value through profit or loss and includes accounts payable, the majority of our accrued liabilities and certain other provisions. We record these financial liabilities at amortized cost in the consolidated balance sheet.

Available-for-sale:

        We currently do not hold any financial assets designated as available-for-sale.

(r)   Derivatives and hedge accounting:

        We enter into forward exchange and option contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that are considered highly probable and to hedge foreign-currency denominated balances. We do not enter into derivatives for speculative purposes.

        At the inception of a hedging relationship, we formally document our relationship between the hedging instrument and the hedged item, as well as our risk management objectives and strategy for undertaking the various hedge transactions. Our process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. We have also formally assessed, both at the hedge's inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of the hedged items. We record the gain or loss from these forward contracts in the same line item where the underlying exposures are recognized in the consolidated statement of operations. For our non-designated hedges against our balance sheet exposures denominated in foreign currencies, we record the gain or loss from these forward contracts in SG&A.

        In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in our consolidated statement of operations.

        All derivatives are measured at fair value in our consolidated balance sheet. The majority of our derivative assets and liabilities arise from foreign currency forward contracts that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in OCI until the asset, liability or forecasted transactions being hedged are recognized in our consolidated statement of operations. For hedges that are discontinued before the end of the original hedge term, we amortize the unrealized hedge gain or loss in OCI to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in OCI immediately in our consolidated statement of operations. For our current cash flow hedges, the majority of the underlying expenses we hedge are included in cost of sales in our consolidated statement of operations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets. Inputs used include discount rates and forward exchange rates. Changes in these inputs can cause significant volatility in the fair value of our financial instruments in the short-term.

(s)   Impairment of financial assets:

        Financial assets are reviewed at each reporting date and are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset has been negatively impacted. Impairment losses are measured as the excess of the carrying amount over the fair value of the asset and are recognized in the consolidated statement of operations.

(t)    Revenue:

        We derive most of our revenue from the sale of electronic products and services that we have manufactured or provided to customer specifications. We also derive revenue from design, engineering, fulfillment and after-market services. We recognize revenue from the sale of products and services rendered when all material risks and benefits associated with the products sold or services rendered have passed to the buyer and no material uncertainties remain as to the collection of our receivables. We assume no further performance obligations after revenue has been recognized, other than our standard manufacturing or service warranties.

        We provide warehousing services in connection with manufacturing services to certain customers. We assess the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, we defer recognizing revenue until we have shipped the products to the customer.

(u)   Government grants:

        We may receive government grants related to equipment purchases or other expenditures. We recognize these grants when there is reasonable assurance that we will retain the benefits. If we receive a grant but do not have reasonable assurance that we will comply with the conditions of the grant, we will defer the grant and record a liability on our consolidated balance sheet until the conditions are fulfilled. For grants that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled, and we calculate amortization on the net amount. For grants that relate to operating expenditures, we reduce the expense in the period the cost is incurred or when the conditions are fulfilled.

(v)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred in the consolidated statement of operations unless development costs meet certain criteria for capitalization. No amounts were capitalized during 2010 or 2011.

(w)  Earnings per share (EPS):

        Basic EPS is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method, which reflects the potential dilution from equity-based awards that are issued from treasury.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(x)   Recently issued accounting pronouncements:

        In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments, which requires enhanced disclosures relating to the derecognition of financial assets that have been transferred, including quantitative and qualitative disclosures of the nature and extent of risks arising from the transfer. This amendment is effective for 2012. We do not expect the adoption of this amendment to have a material impact on the disclosures related to our accounts receivable sales program in our consolidated financial statements.

        During 2011, the IASB finalized several standards and amendments which may impact us. These new or amended standards will be effective January 1, 2013, except for IFRS 9 which is deferred to 2015. We are currently evaluating the impact of adopting the following new or amended standards on our consolidated financial statements.

IFRS 9, Financial Instruments:

        This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases. The first phase of the standard establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification will depend on the entity's business model and the contractual cash flow characteristics of the financial asset. The second phase adds new requirements related to the classification and measurement of financial liabilities and to the derecognition of financial assets and liabilities.

IFRS 10, Consolidated Financial Statements:

        This standard replaces certain sections of IAS 27, Consolidated And Separate Financial Statements. This standard is intended to ensure the same criteria are applied to all types of entities when determining control for consolidated reporting.

IFRS 11, Joint Arrangements:

        This standard replaces the existing standards on joint ventures. It distinguishes joint ventures from joint operations and establishes the accounting for interests in each of these joint arrangements. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we enter into such arrangements.

IFRS 12, Disclosure Of Interests In Other Entities:

        This standard supplements the existing disclosure requirements about interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, and focuses on the nature, risks and financial effects associated with such interests on financial position, financial performance and cash flows.

IFRS 13, Fair Value Measurement:

        This standard provides extensive guidance on determining fair value for measurement or disclosure purposes.

IAS 1, Presentation Of Financial Statements (revised):

        This amendment requires changes to the presentation of items in OCI. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

IAS 19, Employee Benefits (revised):

        This amendment eliminates the option of deferring actuarial gains and losses resulting from defined benefit plans (corridor approach) and requires that all past service costs and credits, whether vested or unvested, be recognized immediately in operations. The amendment also identifies changes to the required calculation of net interest expense and requires additional disclosures about defined benefit plans and termination benefits. We do not expect the adoption of this revised standard to have a material impact on our consolidated financial statements since we elected to recognize all cumulative actuarial gains or losses before and subsequent to the Transition Date through OCI and deficit. We have approximately $7 of unrecognized past service credits which we have deferred under IFRS as at December 31, 2011 that we will retroactively recognize as a reduction to deficit on adoption of this amendment in 2013.

3.     TRANSITION TO IFRS:

        We adopted IFRS on January 1, 2011. In accordance with the transitional rules in IFRS 1, we have applied IFRS retroactively to our comparative data as of January 1, 2010, the Transition Date. In preparing these consolidated financial statements, we also applied certain exceptions and exemptions available under IFRS 1 to our conversion from GAAP to IFRS as discussed below.

Estimates:

        The estimates we made previously under GAAP were not revised for IFRS except where necessary to reflect differences in accounting policies.

SUMMARY OF EXCEPTIONS AND EXEMPTIONS:

Business combinations:

        IFRS 1 allows us to apply IFRS 3 (revised), Business Combinations, on a prospective or retrospective basis. We have elected to apply this standard on a prospective basis for all business combinations completed subsequent to the Transition Date.

Cumulative currency translation differences:

        IFRS 1 allows cumulative currency translation differences for foreign operations to be cleared through equity on transition. Gains or losses from the subsequent disposal of foreign operations would exclude translation differences arising prior to the adoption of IFRS. We elected to clear our cumulative currency translation balance to zero on the Transition Date. See note 3(e).

Employee benefits:

        IFRS 1 provides the option to retrospectively apply the corridor approach for the recognition of actuarial gains and losses, or to recognize all cumulative gains and losses deferred under GAAP in deficit at the Transition Date. We elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date through deficit for all of our defined benefit and post-employment benefit plans.

Hedge accounting:

        Only hedging relationships that satisfied the hedge accounting criteria as at the Transition Date were reflected as hedges under IFRS. All existing hedging relationships were recognized under IFRS on the Transition Date.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

RECONCILIATION OF GAAP TO IFRS:

        The following tables set forth, for the periods indicated, a reconciliation from GAAP to IFRS, of our equity, net earnings and comprehensive income:

	Notes	January 1 2010	December 31 2010
Reconciliation of equity:
Equity in accordance with GAAP		$1,475.8	$1,421.3
Employee benefits	a	(130.4)	(152.4)
Restructuring provision	b	(1.3)	9.8
Income taxes	c	1.6	5.6
Business combinations	d	—	(1.0)
Other		—	(0.4)

Equity in accordance with IFRS		$1,345.7	$1,282.9

	Notes	Year ended December 31 2010
Reconciliation of net earnings:
Net earnings in accordance with GAAP		$80.8
Employee benefits (includes related foreign exchange)	a	6.7
Restructuring provision	b	11.1
Income taxes	c	3.6
Business combinations	d	(1.0)
Stock-based compensation	f	0.4
Other		(0.4)

IFRS adjustments to net earnings		20.4

Net earnings in accordance with IFRS		$101.2

	Notes	Year ended December 31 2010
Reconciliation of comprehensive income:
Comprehensive income in accordance with GAAP		$84.2
IFRS adjustments to net earnings as above		20.4
Actuarial losses on pension plans, net of tax	a	(28.3)

Comprehensive income in accordance with IFRS		$76.3

Transitional adjustments:

(a)   Employee benefits and actuarial losses on pension plans:

        Under GAAP, actuarial gains and losses arising from defined benefit and post-retirement benefit plans were deferred and amortized to operations over time using the corridor approach. Under IFRS, we elected to recognize all cumulative actuarial gains or losses deferred under GAAP through deficit at the Transition Date. At December 31, 2009, we had $140.3 of unrecognized actuarial losses under GAAP. Under GAAP, prior service costs or credits were deferred and amortized to operations over the remaining service period or life expectancy. Under IFRS, we recognized vested prior service credits deferred under GAAP through deficit at the Transition Date. At December 31, 2009, we had $9.9 of unrecognized vested prior service credits under GAAP.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        At December 31, 2009, the balance of our pension asset and pension obligations under GAAP were $104.4 and $75.4, respectively. Compared to GAAP, the IFRS pension-related transitional adjustments had the following effect on the consolidated balance sheets:

	January 1 2010	December 31 2010
Decrease in pension asset (included in other non-current assets)	$89.8	$104.3
Increase in retirement benefit obligations	40.6	48.1

	$130.4	$152.4

        Employee benefit expense for the year ended December 31, 2010 was lower under IFRS compared to GAAP by $6.7 (including the impact of related foreign exchange gains or losses on the net pension liabilities recorded on transition), as the employee benefit expense under IFRS excludes the impact of the above actuarial losses and vested prior service credits that we recorded directly through deficit on the Transition Date. Under IFRS, we elected to recognize actuarial gains and losses incurred after the Transition Date through OCI and directly in deficit. For the year ended December 31, 2010, we recognized actuarial losses of $28.3 ($28.7 less $0.4 of tax) through OCI and deficit.

(b)   Restructuring provision:

        Under GAAP, we discounted significant restructuring provisions using the discount rate at the time of initial measurement and we recorded no adjustments to reflect subsequent changes in discount rates. Under IFRS, we remeasure our provisions each reporting period using the current period pre-tax discount rates. On the Transition Date, we increased the restructuring provision liability by $1.3 to reflect the impact of then current discount rates. For the year ended December 31, 2010, IFRS net earnings were higher than GAAP net earnings by $0.4 to reflect changes in discount rates during the year. In addition, IFRS defers the recognition of restructuring charges until the plans are implemented or announced to employees. Under GAAP, our restructuring charges for 2010 included $10.7 for actions not yet announced at December 31, 2010, which we reversed under IFRS. We recorded these charges during 2011 when we announced the actions. See note 16(a). There were no restructuring adjustments related to unannounced actions at the Transition Date. Our restructuring provision at January 1, 2010 was $45.3 (December 31, 2010 — $20.0) under IFRS. See note 11.

(c)   Income taxes:

        Under IFRS, we recognize net deferred income tax assets for temporary differences arising from inter-company transfers of property and equipment and to reflect the tax effect of revaluing foreign currency denominated non-monetary balances, which are not required under GAAP. We also recorded the deferred income tax effects of the other IFRS adjustments.

(d)   Business combinations:

        Under IFRS, we expense acquisition-related transaction costs as incurred. As a result of transaction costs associated with our two acquisitions in 2010, IFRS net earnings for the year ended December 31, 2010 were lower than GAAP net earnings by $1.0. Under GAAP, we capitalized these costs as part of the purchase price allocation. IFRS also requires that obligations for contingent consideration be recorded at fair value at the acquisition date. Under GAAP, contingent consideration is only recorded when the amounts are reasonably estimable and the outcome is certain. For one acquisition in 2010, we recorded additional goodwill of $4.5 under IFRS, with a corresponding increase to other non-current provisions on the acquisition date. Subsequent changes in the fair value of the contingent consideration from the date of acquisition to the settlement date are generally recorded in our consolidated statement of operations. At December 31, 2010, the fair value of the contingent consideration increased to $4.6 due to changes in foreign exchange rates. See note 4.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

(e)   Cumulative currency translation adjustment:

        In accordance with IFRS 1, we elected to clear our cumulative currency translation balance to zero through equity on the Transition Date. We eliminated $46.9 of cumulative currency translation gains from OCI and reduced our deficit upon transition to IFRS. Total equity was not affected.

Other adjustments and reclassifications:

(f)    Stock-based compensation:

        Under GAAP, we treated each grant as a single arrangement and determined compensation expense at the time of grant which we amortized over the vesting period, generally three to four years, on a straight-line basis. IFRS requires a separate calculation of compensation expense for awards that vest in installments. Under IFRS, compensation expense differs from GAAP due to the changing fair values used for each installment and the timing of recognizing compensation expense. Generally this results in accelerated expense recognition under IFRS. On the Transition Date, we recognized additional compensation expense of $11.7 which increased our deficit with a corresponding offset to contributed surplus. Total equity was not affected. Under IFRS as compared to GAAP, stock-based compensation expense for the year ended December 31, 2010 decreased by $0.4 to $41.9.

(g)   Assets classified as held-for-sale:

        Under IFRS, we classify assets held-for-sale separately on the consolidated balance sheet. Under GAAP, we included assets held-for-sale with property, plant and equipment and long-term assets on our consolidated balance sheet. On the Transition Date, we reclassified assets held-for-sale of $22.8 to a separate line item. Total equity was not affected by this reclassification. At December 31, 2010, we had $35.5 in assets classified as held-for-sale.

Cash flow:

        The adoption of IFRS did not significantly impact our cash flows compared to GAAP. Under IFRS, we reclassified $15.0 of finance costs paid, primarily for interest paid on our Notes prior to redemption in March 2010, from operating activities to financing activities for the year ended December 31, 2010. There were no changes to overall net cash flows.

4.     ACQUISITIONS:

        In June 2011, we completed the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. We acquired certain assets located in Portland, Oregon and the shares of China-based Brooks Automation Limited. The operations specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world's largest semiconductor equipment manufacturers.

        The final purchase price of $80.5, net of cash acquired, was financed from cash on hand and $45.0 from our revolving credit facility which we repaid in 2011. Details of the final purchase price allocation are as follows:

Current assets, net of cash acquired	$49.9
Capital and other long-term assets	1.5
Customer intangible assets	12.5
Goodwill	33.8
Current liabilities	(17.2)

$80.5

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Through this acquisition, we established an entry into the semiconductor capital equipment market, added capabilities to our service offerings, and acquired an experienced design and engineering workforce we can leverage with our existing customers. We expect approximately one-third of the goodwill will be tax deductible. We expensed acquisition-related transaction costs of $0.6 through other charges. These operations did not contribute significantly to our overall consolidated results of operations for 2011.

        In January 2010, we completed the acquisition of Scotland-based Invec Solutions Limited (Invec). Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market. The total purchase price for these two acquisitions was $18.3 and was financed with cash. The amount of goodwill and amortizable intangible assets recorded on the acquisition dates was $14.1 (the majority of which we expect will not be tax deductible) and $16.1, respectively. The purchase price for Allied Panels is subject to adjustment for contingent consideration ($4.5 was included in goodwill on the acquisition date) if specific pre-determined financial targets are achieved through 2012. Subsequent changes in the fair value of contingent consideration from the date of acquisition to the settlement date are generally recorded in our consolidated statement of operations. At December 31, 2011, we reduced the fair value of the contingent consideration to $3.2 by releasing $1.3 through other charges in our consolidated statement of operations. See note 16(d).

        Pro forma disclosures: Revenue and earnings for the combined companies for each of the reporting periods would not have been materially different had the acquisitions in each year occurred at the beginning of the respective years.

5.     ACCOUNTS RECEIVABLE:

        We have an agreement to sell up to $250.0 in accounts receivable (subject to pre-determined limits by customer) to a third-party bank on a committed basis. In November 2011, we amended our accounts receivable facility to add a tranche that allows us to sell to two third-party banks up to an additional $150.0 in accounts receivable on an uncommitted basis. Both banks had a Standard and Poor's rating of A-1 at December 31, 2011. At December 31, 2011, we had sold $60.0 of accounts receivable under this facility (December 31, 2010 — $60.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. We pay interest and commitment fees which we record through finance costs in our consolidated statement of operations. This facility expires in November 2012.

6.     INVENTORIES:

        Inventory is comprised of the following:

	December 31
	2010	2011
Raw materials	$637.1	$654.3
Work in progress	81.3	68.5
Finished goods	127.3	157.9

	$845.7	$880.7

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        During 2011, we recorded a net inventory valuation provision through cost of sales of $4.5 to reflect changes in the value of our inventory to net realizable value. During 2010, we recorded net inventory valuation recoveries through cost of sales of $5.0 primarily to reflect realized gains on the disposition of inventory previously written down.

7.     ASSETS CLASSIFIED AS HELD-FOR-SALE:

        As a result of previously announced restructuring actions, we reclassified certain assets as held-for-sale. At that time, the fair value less estimated costs to sell exceeded the carrying value of those assets and no impairment was recorded on the reclassification. We have programs underway to sell these assets.

        At December 31, 2011, we had $32.1 (December 31, 2010 — $35.5) of assets classified as held-for-sale, primarily land and buildings in Europe and the Americas.

8.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are comprised of the following:

	2010
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$27.4	$7.8	$19.6
Buildings including improvements	276.5	130.7	145.8
Machinery and equipment	742.1	575.3	166.8

	$1,046.0	$713.8	$332.2

	2011
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$28.1	$7.8	$20.3
Buildings including improvements	272.9	134.6	138.3
Machinery and equipment	727.1	563.0	164.1

	$1,028.1	$705.4	$322.7

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table details the changes to the net book value of property, plant and equipment:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2010	$34.3	$159.4	$177.8	$371.5
Additions	—	10.9	52.1	63.0
Acquisitions through business combinations	—	—	0.6	0.6
Depreciation	—	(14.8)	(55.7)	(70.5)
Impairment loss (note 16(b))	—	(5.1)	(1.3)	(6.4)
Reclassification to assets held-for-sale and other disposals	(15.4)	(4.0)	(5.3)	(24.7)
Foreign exchange and other	0.7	(0.6)	(1.4)	(1.3)

Balance — December 31, 2010	19.6	145.8	166.8	332.2
Additions	—	8.4	51.9	60.3
Acquisitions through business combinations	—	0.7	0.4	1.1
Depreciation	—	(10.9)	(52.8)	(63.7)
Reclassification to assets held-for-sale and other disposals	—	(5.2)	(2.1)	(7.3)
Foreign exchange and other	0.7	(0.5)	(0.1)	0.1

Balance — December 31, 2011	$20.3	$138.3	$164.1	$322.7

        The net book value of property, plant and equipment at December 31, 2011 included $0.3 (December 31, 2010 — $0.1) of assets under finance leases.

9.     GOODWILL AND INTANGIBLE ASSETS:

        Goodwill and intangible assets are comprised of the following:

	2010
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$14.6	$—	$14.6

Intellectual property	$111.3	$111.3	$—
Other intangible assets	202.3	186.9	15.4
Computer software assets	269.1	250.9	18.2

	$582.7	$549.1	$33.6

	2011
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$48.0	$—	$48.0

Intellectual property	$111.3	$111.3	$—
Other intangible assets	214.5	193.0	21.5
Computer software assets	271.1	257.1	14.0

	$596.9	$561.4	$35.5

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table details the changes to the net book value of goodwill and intangible assets:

	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2010	$—	$8.9	$24.2	$33.1
Additions	—	—	2.6	2.6
Acquisitions through business combinations (note 4)	14.1	12.0	4.1	30.2
Amortization	—	(5.9)	(9.9)	(15.8)
Impairment loss (note 16(b))	—	—	(2.7)	(2.7)
Other	0.5	0.4	(0.1)	0.8

Balance — December 31, 2010	14.6	15.4	18.2	48.2
Additions	—	—	2.6	2.6
Acquisitions through business combinations (note 4)	33.8	12.5	—	46.3
Amortization	—	(6.2)	(7.3)	(13.5)
Other	(0.4)	(0.2)	0.5	(0.1)

Balance — December 31, 2011	$48.0	$21.5	$14.0	$83.5

        We conduct our annual impairment assessment of goodwill and intangible assets in the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. See note 16(b). In the fourth quarter of 2011, we recorded no impairment against goodwill or intangible assets as the recoverable amounts exceeded their carrying amounts. In the fourth quarter of 2010, we recorded a non-cash impairment charge of $2.7 to write down computer software assets in the Americas and Europe.

10.   OTHER NON-CURRENT ASSETS:

	December 31
	2010	2011
Net pension assets (note 19)	$13.5	$40.5
Land rights	9.3	9.1
Other	7.1	9.8

	$29.9	$59.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

11.   PROVISIONS:

        Our provisions include restructuring, warranty and other. The following chart details the changes in our provisions:

	Restructuring	Warranty	Other(i)	Total
Balance — December 31, 2010	$20.0	$10.2	$20.8	$51.0
Acquisitions through business combinations	—	0.4	—	0.4
Provisions	18.8	11.5	4.3	34.6
Reversal of prior year provisions	(0.6)	(4.4)	(7.7)	(12.7)
Payments/usage	(21.6)	(5.4)	(3.8)	(30.8)
Accretion and foreign exchange	0.1	(0.2)	(0.4)	(0.5)

Balance — December 31, 2011	$16.7	$12.1	$13.2	$42.0

Current	$16.7	$10.3	$9.3	$36.3
Non-current(ii)	—	1.8	3.9	5.7

December 31, 2011	$16.7	$12.1	$13.2	$42.0

(i)
Includes legal provisions, certain other provisions and liabilities, and asset retirement obligations.

(ii)
Included in provisions and other non-current liabilities on our consolidated balance sheet.

12.   CREDIT FACILITIES AND LONG-TERM DEBT:

(a)   Credit facilities:

        In January 2011, we renewed our revolving credit facility on generally similar terms and conditions, and increased the size of the facility from $200.0 to $400.0 with a maturity of January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We pledged certain assets, including the shares of certain subsidiaries, as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

        Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. At December 31, 2011 and 2010, no amounts were drawn under this facility and we were in compliance with all covenants. Commitment fees paid in 2011 were $2.0. At December 31, 2011, we had $27.0 of letters of credit that were issued under our credit facility.

        We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at December 31, 2011. There were no amounts drawn under these overdraft facilities at December 31, 2011 and 2010.

        During any period, we may borrow and repay amounts under these facilities. The amounts we borrow and repay can vary significantly from month-to-month depending upon our working capital and other cash requirements.

(b)   Senior Subordinated Notes:

        In March 2010, we paid $231.6 to repurchase the remaining outstanding Notes and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

13.   CAPITAL STOCK:

        We are authorized to issue an unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to 25 votes per share. Except as otherwise required by law, the subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof and automatically, under certain circumstances, into one subordinate voting share. We are also authorized to issue an unlimited number of preferred shares, issuable in series.

Capital transactions:

        During 2011, we issued 1.9 million (2010 — 0.8 million) subordinate voting shares upon the exercise of employee stock options for cash proceeds of $11.9 (2010 — $4.6). We also issued 0.4 million (2010 — nil) subordinate voting shares from treasury with an ascribed value of $3.1 (2010 — nil) upon the vesting of certain RSUs and DSUs. We also settled RSUs and PSUs with subordinate voting shares purchased in the open market and by cash. Settlement of these awards is described below.

        In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the TSX to repurchase, at our discretion until the expiry of the NCIB on August 2, 2011, up to 18.0 million subordinate voting shares on the open market or as otherwise permitted, subject to normal terms and limitations of such bids. We repurchased and cancelled a total of 16.1 million subordinate voting shares at a weighted average price of $8.75 per share during the course of the NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the NCIB was reduced by 1.9 million subordinate voting shares we purchased for equity-based compensation plans during the period of the NCIB. During 2010, we paid $140.6 to repurchase subordinate voting shares for cancellation. During 2011, we did not repurchase any subordinate voting shares for cancellation.

        On February 7, 2012, the TSX approved a new NCIB allowing us to repurchase, at our discretion, until the earlier of February 8, 2013 and the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares, representing 10% of the public float of our subordinate voting shares (or approximately 7.5% of our total subordinate voting and multiple voting shares outstanding) on the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the new bid will be reduced by the number of subordinate voting shares we purchase for equity-based compensation plans, which we estimate will be approximately 3 million shares.

        As at December 31, 2011, we had 197.6 million (December 31, 2010 — 195.3 million) issued and outstanding subordinate voting shares and 18.9 million (December 31, 2010 — 18.9 million) issued and outstanding multiple voting shares.

Equity-Based Compensation:

Long-Term Incentive Plan (LTIP):

        Under the LTIP, we may grant stock options, performance options and performance share units to eligible employees, executives and consultants. Under the LTIP, we may issue up to 29.0 million subordinate voting shares from treasury.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

Share Unit Plan (SUP):

        Under the SUP, we may grant RSUs and PSUs to eligible employees. Under the SUP, we have the option to satisfy the delivery of the share units by purchasing subordinate voting shares in the open market or by cash, rather than issuing subordinate voting shares from treasury.

        We may grant DSUs to members of our board of directors. These share units may be settled by cash or with subordinate voting shares issued from treasury or purchased in the open market, depending on when the DSUs were granted. As at December 31, 2011, we had 0.9 million DSUs which were outstanding and fully vested.

        During 2011, we recognized stock-based compensation expense totaling $44.2 (2010 — $41.9) in cost of sales and SG&A. Our stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settle in cash and plan adjustments. Our performance-based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. In 2011, we recorded a mark-to-market adjustment of $2.7 related to awards we settled in cash in February 2011 (2010 — adjustment of $7.6). During 2011, we amended the retirement eligibility clauses in our equity-based compensation plans which accelerated our recognition of the related compensation expense of $4.8.

Stock option plans:

        We have granted stock options and performance options as part of our LTIP. Options are granted at prices equal to the market value on the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from the grant date.

        Stock option transactions were as follows:

	Number of Options	Weighted Average Exercise Price
	(in millions)
Outstanding at January 1, 2010	11.3	$11.20
Granted	0.8	$10.46
Exercised	(0.8)	$6.18
Forfeited/Expired	(0.8)	$25.38

Outstanding at December 31, 2010	10.5	$10.66
Granted	0.9	$9.78
Exercised	(1.9)	$6.11
Forfeited/Expired	(1.4)	$16.93

Outstanding at December 31, 2011	8.1	$10.51

Shares reserved for issuance upon exercise of stock options or awards (in millions)	23.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following options were outstanding as at December 31, 2011:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$ 4.04 - $ 4.90	1.7	$4.14	7.1	0.6	$4.14
$ 5.26 - $ 6.51	1.8	$6.24	5.8	1.4	$6.19
$ 6.66 - $10.00	1.6	$9.58	7.1	0.7	$9.31
$10.15 - $10.20	0.7	$10.20	8.0	0.2	$10.20
$10.62 - $17.11	0.5	$14.09	2.7	0.5	$14.14
$17.15 - $18.46	0.7	$17.23	2.1	0.7	$17.23
$18.66 - $39.57	0.6	$18.96	0.9	0.6	$18.96
$10.91 - $13.89	0.3	$13.35	0.6	0.3	$13.35
$14.67 - $15.60	0.2	$14.81	0.2	0.2	$14.81

	8.1			5.2

        We amortize the estimated fair value of options to expense over the vesting period of four years. We determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2010	2011
Risk-free interest rate	2.6%	2.3%
Dividend yield	0.0%	0.0%
Expected volatility of the market price of our shares	53%	52%
Expected option life (in years)	5.5	5.5
Weighted-average fair value of options granted	$5.17	$4.86

Restricted share units and performance share units:

        We have granted RSUs and PSUs as part of our LTIP and SUP. These grants generally entitle the holder to receive one subordinate voting share or, at our discretion, the cash equivalent of the market value of a subordinate voting share at the date of vesting. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market. The grant date fair value of RSUs and PSUs is amortized to expense over the vesting period. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs below represents the maximum payout at 200%. The following table outlines the RSU and PSU transactions. As of December 31, 2011, none of the RSUs or PSUs were vested.

Number of awards (in millions)	RSUs	PSUs
Outstanding at January 1, 2010	6.6	7.0
Granted	1.9	1.8
Settled	(3.3)	(0.7)
Forfeited/Expired	(0.4)	(0.4)

Outstanding at December 31, 2010	4.8	7.7
Granted	2.3	2.1
Settled	(3.2)	(1.8)
Forfeited/Expired	(0.4)	(0.6)

Outstanding at December 31, 2011	3.5	7.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        During 2011, we granted 2.1 million PSUs that vest based on the achievement of a market performance condition based on TSR. See note 2(n) for a description of TSR. We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market. RSUs vest approximately one-third each year. PSUs vest at the end of their respective terms, generally three years, to the extent that performance conditions have been met.

        The weighted average grant date fair value of RSUs awarded in 2011 was $9.78 per share (2010 — $9.89 per share). The weighted average grant date fair value of PSUs awarded in 2011 was $13.75 per share (2010 — $10.20 per share).

        From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares under our equity-based compensation plans. We classify these shares for accounting purposes as treasury stock until they are delivered pursuant to the awards. During 2011, we paid $49.4 (2010 — $26.2) for the trustee to purchase 5.7 million (2010 — 2.8 million) subordinate voting shares in the open market. At December 31, 2011, the trustee held 4.5 million (December 31, 2010 — 1.7 million) subordinate voting shares with an ascribed value of $37.9 (December 31, 2010 — $15.9), for delivery under these plans.

        We elected to cash-settle certain awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares we could purchase in the open market as a result of terms in our subordinated debt and our share buy-back program. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. We recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7 during 2011 (2010 — $7.6). As a result of our past decisions to settle these awards with cash, we reclassified the accumulated balance of $9.2 in the fourth quarter of 2010, representing the grant date market value of vested awards, from contributed surplus to accrued liabilities. Since management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we expect to continue to account for share unit awards as equity-settled awards.

14.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:

	Year ended December 31
	2010	2011
Opening balance of foreign currency translation account	$—	$1.6
Foreign currency translation adjustments	1.6	(1.7)

Closing balance	1.6	(0.1)
Opening balance of unrealized net gain or loss on cash flow hedges	$8.9	$10.7
Net gain (loss) on cash flow hedges (i)	23.0	(9.7)
Reclass net gain on cash flow hedges to operations (ii)	(21.2)	(13.2)

Closing balance (iii)	10.7	(12.2)

Accumulated other comprehensive income (loss)	$12.3	$(12.3)

(i)
Net of income tax recovery of $0.7 for 2011 (2010 — $0.8 income tax expense).

(ii)
Net of income tax expense of nil for 2011 (2010 — $0.6 income tax expense).

(iii)
Net of income tax recovery of $0.4 as of December 31, 2011 (December 31, 2010 — $0.3 income tax expense).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We expect that the majority of losses on cash flow hedges reported in the 2011 accumulated other comprehensive loss balance will be reclassified to operations during 2012, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

15.   EXPENSES BY NATURE:

        We have presented our consolidated statement of operations by function. Included in our cost of sales and SG&A for the year ended December 31, 2011 were employee-related costs of $800.4 (2010 — $758.6) including stock-based compensation of $44.2 (2010 — $41.9), freight and transportation costs of $104.0 (2010 — $89.7), depreciation expense of $63.7 (2010 — $70.5) and rental expense of $45.3 (2010 — $49.5).

16.   OTHER CHARGES:

	Year ended December 31
	2010	2011
Restructuring (a)	$35.8	$14.5
Asset impairment (b)	9.1	—
Loss on repurchase of Notes (note 12(b))	8.8	—
Recovery of damages (c)	(2.1)	(5.2)
Other (d)	(1.7)	(2.8)

	$49.9	$6.5

(a)   Restructuring:

        Our restructuring actions included consolidating facilities and reducing our workforce. The restructuring charges are comprised of the following:

	Year ended December 31
	2010	2011
Cash charges	$35.5	$18.2
Non-cash charges (recoveries)	0.3	(3.7)

	$35.8	$14.5

        Our restructuring charges for 2011 were $18.2, primarily for employee termination costs, offset partially by recoveries of $3.7 representing gains from the sale of vacated properties and surplus equipment. Our net restructuring charges were $14.5, slightly higher than our estimated restructuring costs for 2011 of $10.7, reflecting additional actions we announced in response to continued economic uncertainties.

        The closing balance of our restructuring provision consists of the following:

	December 31
	2010	2011
Employee termination costs	$4.7	$9.7
Contractual lease obligations and other costs, including accretion	15.3	7.0

	$20.0	$16.7

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We expect to pay our remaining employee termination costs during the first half of 2012. See note 11.

(b)   Annual impairment assessment:

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year or whenever events or changes in circumstance indicate that the carrying amount of the asset may not be recoverable. We recognize an impairment loss when the carrying amount of a CGU or group of CGUs exceeds the recoverable amount, which is determined as the greater of its value-in-use and its fair value less costs to sell. In the fourth quarter of 2011, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

        The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth rates and discount rates, among other factors. The assumptions used in our annual impairment assessment are determined based on past experiences adjusted for expected changes in future conditions. Our major assumptions include projections of cash flows, with primary emphasis on our 2012 plan and with consideration for our strategic plan which extends to 2014. Both the 2012 plan and the three-year strategic plan were approved by management and presented to our board of directors. We used our weighted-average cost of capital of approximately 13%, on a pre-tax basis, to discount our cash flows and adjusted as necessary to reflect the projected growth rates in the cash flows. If the remaining life of a CGU's primary asset extended beyond 2014, we assumed that the subsequent cash flows would be consistent with the 2014 projections. Where applicable, we worked with independent brokers to obtain the market prices to estimate our real property values.

        We performed a sensitivity analysis to identify the impact of changes in key assumptions, including discount rates and projected growth rates. We did not identify any reasonably probable changes in assumptions that would result in material impairments to our CGUs.

        In the fourth quarter of 2010, we recorded a non-cash impairment charge of $9.1 primarily against computer software and property, plant and equipment in the Americas and Europe.

(c)   Recovery of damages:

        In 2009, we recorded a provision related to a recovery of damages upon settlement of a class action lawsuit. Based on management's assessment of the potential outcomes, we deemed this provision was no longer necessary and released $5.2 during 2011 (2010 — release of $2.1) through other charges.

(d)   Other:

        Other is comprised of recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs. In 2011, we reduced the fair value of our contingent liability by $1.3 related to our Allied Panels acquisition and recorded the recovery through other charges. See note 4.

17.   FINANCE COSTS:

        Our finance costs for 2011 and 2010 were $5.4 and $6.9, respectively, comprised primarily of finance costs related to our credit facilities and interest costs on our 2013 Notes until their redemption in March 2010.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

18.   RELATED PARTY TRANSACTIONS:

        Onex Corporation (Onex) owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex generally has the power to control the outcome of matters on which shareholders are entitled to vote. Gerald Schwartz, the Chairman and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex carrying the right to elect a majority of Onex's board of directors.

        We have manufacturing agreements with two companies related to or under the control of Onex or Gerald Schwartz (2010 — one company). During 2011, we recorded revenue of $90.9 (2010 — $43.3) from these companies. At December 31, 2011, we had $15.5 (December 31, 2010 — $4.9) due from these companies. All transactions with these companies were in the normal course of operations and were recorded at the exchange amount as agreed to by the parties based on arm's length terms. One of these companies was sold subsequent to year-end and will not be reported as a related party in 2012.

        In January 2009, we entered into a Services Agreement with Onex for the services of Gerald Schwartz, as a director of Celestica. The term of this agreement was for one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $0.2 per year, payable in DSUs in equal quarterly installments in arrears.

        Our key management team consists of directors and senior executive officers. The aggregate compensation, representing the expenses we recognized under IFRS, for our directors and key management team was as follows:

	Year ended December 31
	2010	2011
Short-term employee benefits and costs	$7.1	$5.2
Post-employment and other long-term benefits	0.4	0.6
Equity-based compensation	17.0	19.5

	$24.5	$25.3

19.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions taking into account actuarial assessments and other factors. Contributions made by us to support ongoing plan obligations have been included in the deferred asset or liability accounts on our consolidated balance sheet. Actuarial valuations for our two largest pension plans are required every three years. The actuarial valuation for our Canadian pension plan was completed using a measurement date of December 2008; the next valuation will have a measurement date of December 2011. Our United Kingdom pension plan actuarial valuation was completed using a measurement date of April 2010; the next valuation will have a measurement date of April 2013.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payments. The most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of October 2009 and January 2010. The next actuarial valuations for these plans will have measurement dates of January 2012 and June 2012, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        We used a measurement date of December 31, 2011 for the accounting valuation for pension and non-pension post-employment benefits.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 60% to 68% (2010 — 57% to 58%) investment in fixed income, 32% to 37% (2010 — 36% to 39%) investment in equities through mutual funds, and 1% to 2% (2010 — 4% to 6%) in real estate/other investments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds.

        All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 21. At December 31, 2011, $185.9 (December 31, 2010 — $185.0) of our plan assets were measured using level 1 inputs of the fair value hierarchy and $261.3 (December 31, 2010 — $205.2) of our plan assets were measured using level 2 inputs of the fair value hierarchy. Some of the plan assets are held with counterparty financial institutions each of which had a Standard and Poor's rating of A or above at December 31, 2011. The remaining assets are held with financial institutions where ratings are not available. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.

        Plan assets are measured at their fair values; however, the amounts we can record for defined benefit plan assets may be restricted under IFRS. A description of this restriction is in note 2(n). Based on a review of the terms and conditions, and the statutory minimum funding requirements of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions of our pension plans exceeded the total of the fair value of plan assets net of the present value of related obligations. This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2010 and 2011.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2010	2011	2010	2011
Fixed income securities	$226.6	$286.5	58%	64%
Equities held through mutual funds	141.6	153.4	36%	34%
Other	22.0	7.3	6%	2%

Total	$390.2	$447.2	100%	100%

        The following tables provide a summary of the financial position of our retirement benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2010	2011	2010	2011
Plan assets, beginning of year	$357.3	$390.2	$—	$—
Expected return on plan assets	20.1	19.9	—	—
Actuarial gains in other comprehensive income	15.6	27.6	—	—
Employer contributions	23.9	35.7	3.7	5.2
Voluntary employee contributions	0.1	0.1	—	—
Plan settlements	(9.7)	—	—	—
Benefits and expenses paid	(19.4)	(21.4)	(3.7)	(5.2)
Foreign currency exchange rate changes	2.3	(4.9)	—	—

Plan assets, end of year	$390.2	$447.2	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2010	2011	2010	2011
Accrued benefit obligations, beginning of year	$386.5	$420.3	$64.1	$78.1
Current service cost	3.0	3.1	2.3	2.7
Interest cost	21.2	21.6	4.0	4.2
Voluntary employee contributions	0.1	0.1	—	—
Actuarial losses in other comprehensive income	35.1	16.8	9.2	6.2
Plan curtailments/settlements	(9.0)	—	(1.6)	—
Benefits and expenses paid	(19.4)	(21.4)	(3.7)	(5.2)
Foreign currency exchange rate changes	2.8	(3.5)	3.8	(2.5)

Accrued benefit obligations, end of year	$420.3	$437.0	$78.1	$83.5

Excess (deficiency) of plan assets over accrued benefit obligations	$(30.1)	$10.2	$(78.1)	$(83.5)
Unrecognized past service credit	—	—	(7.6)	(6.7)

Net pension benefit (cost) recognized, end of year	$(30.1)	$10.2	$(85.7)	$(90.2)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Experience gains or losses represent the differences between the actual results and those we expected based on applying actuarial assumptions in valuing pension plan assets and obligations. The following table outlines our experience gains and losses:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2010	2011	2010	2011
Experience gains on plan assets	$15.6	$27.6	$—	$—
Experience gains (losses) on plan obligations	3.8	1.0	(0.8)	(1.6)

        The following table outlines the pension balances as reported on our consolidated balance sheet:

	December 31			December 31
	2010			2011
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Retirement benefit obligations	$(43.6)	$(85.7)	$(129.3)	$(30.3)	$(90.2)	$(120.5)
Pension assets (note 10)	13.5	—	13.5	40.5	—	40.5

	$(30.1)	$(85.7)	$(115.8)	$10.2	$(90.2)	$(80.0)

        The following table outlines the net expense recognized in our consolidated statement of operations for retirement benefits:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2010	2011	2010	2011
Current service cost	$3.0	$3.1	$2.3	$2.7
Interest cost	21.2	21.6	4.0	4.2
Expected return on plan assets	(20.1)	(19.9)	—	—
Amortization of past service cost	—	—	(0.7)	(0.7)
Curtailment loss (gain)	0.7	—	(1.8)	—

	4.8	4.8	3.8	6.2
Defined contribution pension plan expense	9.7	9.8	—	—

Total expense for the year	$14.5	$14.6	$3.8	$6.2

        Total expense for pension plans and non-pension post-employment benefits is generally included in cost of sales and SG&A expenses.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table outlines the actuarial gains and losses, net of tax, recognized in OCI and directly in equity:

	Year ended December 31
	2010	2011
Cumulative actuarial loss, beginning of year	$—	$28.3
Actuarial loss (gain) recognized during the year (i)	28.3	(5.2)

Cumulative actuarial loss, end of year (ii)	$28.3	$23.1

(i)
Net of income tax recovery of $0.6 for 2011 (2010 — $0.4 income tax recovery).

(ii)
Net of income tax recovery of $1.0 as at December 31, 2011 (December 31, 2010 — $0.4 income tax recovery).

        The following percentages and assumptions were used in measuring the plans for the year ended December 31 as follows:

	Pension Plans		Other Benefit Plans
	2010	2011	2010	2011
Weighted average discount rate at December 31 (i) for:
Benefit obligations	5.1	4.7	5.5	5.1
Net pension cost	5.7	5.1	6.4	5.5
Weighted average rate of compensation increase for:
Benefit obligations	3.5	3.4	4.7	4.7
Net pension cost	3.5	3.5	4.7	4.7
Weighted average expected long-term rate of return on plan assets (ii) for:
Net pension cost	5.7	5.0	—	—
Healthcare cost trend rates:
Immediate trend	—	—	7.2	7.1
Ultimate trend	—	—	4.5	4.5
Year the ultimate trend rate is expected to be achieved	—	—	—	2030

        Management applied significant judgment in determining these assumptions. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical market data. Actual results could differ materially from those estimates and assumptions.

(i)
The weighted average discount rate is determined using publicly available rates for high-yield corporate bonds and government bonds for each country where there is a pension or non-pension benefit plan. A lower discount rate would increase the present value of the benefit obligation.

(ii)
The weighted average rate of return for each asset class contained in our approved investment strategy is used to derive the expected long-term rate of return on assets. For fixed income securities, the long-term rate of return on bonds by country is used. The duration of the long-term rate of return on the bonds coincides with the estimated maturity of the plan obligations. For equity securities, an expected equity risk premium is aggregated with the long-term rate of return on bonds. The expected equity risk premium is specific by country and is based on historic equity returns. There is no assurance that the plans will earn the assumed rate of return on plan assets.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        Assumed healthcare trend rates impact the amounts reported for healthcare plans. A one percentage-point change in the assumed healthcare trend rate would have the following effects:

	Other Benefit Plans Year ended December 31
	2010	2011
1% Increase
Effect on benefit obligation	$8.1	$9.0
Effect on current service cost and interest cost	0.7	0.5
1% Decrease
Effect on benefit obligation	$(6.8)	$(7.5)
Effect on current service cost and interest cost	(0.6)	(0.5)

        In 2011, we made contributions to the pension plans of $45.5 (2010 — $33.6), of which $9.8 (2010 — $9.7) was for defined contribution plans and $35.7 (2010 — $23.9) was for defined benefit plans. We may, from time-to-time, make voluntary contributions to the pension plans. In 2011, we made contributions to the non-pension post-employment benefit plans of $5.2 (2010 — $3.7) to fund benefit payments.

        We estimate our 2012 contributions to be $10.6 for defined benefit pension plans, $9.8 for defined contribution pension plans, and $4.1 for our non-pension post-employment benefit plans.

20.   INCOME TAXES:

	Year ended December 31
	2010	2011
Current income tax expense (recovery):
Current year	$17.3	$22.7
Adjustments for prior years, including changes to net provisions related to tax uncertainties	16.1	(12.4)

	33.4	10.3
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	3.0	(7.5)
Change in unrecognized tax losses and deductible temporary differences	(18.2)	0.9

	(15.2)	(6.6)

Income tax expense	$18.2	$3.7

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense (recovery) at the effective tax rate is as follows:

	Year ended December 31
	2010	2011
Earnings before income taxes	$119.4	$198.8
Income tax expense at Celestica's statutory income tax rate(i) of 28.3% (2010 — 31.0%)	$37.0	$56.2
Impact on income taxes from:
Manufacturing and processing deduction	(0.4)	(0.6)
Foreign income taxed at lower rates	(72.7)	(14.9)
Foreign exchange	25.8	(31.4)
Other, including non-taxable and non-deductible items	46.7	(6.5)
Change in recognition of prior years' tax losses	(19.8)	4.3
Change in unrecognized deductible temporary differences	(4.9)	(6.1)
Current year losses for which no deferred tax assets were recognized	6.5	2.7

Income tax expense	$18.2	$3.7

(i)
Our statutory income tax rate was 28.3% for 2011 compared to 31.0% for 2010. The decrease in our statutory income tax rate was a result of reductions in the federal and provincial Canadian tax rates.

        Our effective tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective tax rate can also vary as a result of foreign exchange fluctuations, operating losses and changes in our provisions related to tax uncertainties.

        During 2011, we formally settled tax audits related to the years 1999 through 2008 of one of our Hong Kong subsidiaries for amounts previously accrued. During 2010, we recorded an adjustment relating to these tax audits which had the effect of increasing the effective tax rate for 2010. During 2011, we formally settled tax audits related to the years 2001 through 2006 and 2009 of one of our Malaysian subsidiaries. As a result, we released provisions previously recorded for Malaysian tax uncertainties. In addition, we recognized a deferred tax recovery in Canada for an inter-company investment we wrote off relating to a restructured subsidiary.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The movement of deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2010	$4.3	$20.3	$—	$104.4	$6.5	$24.2	$(134.6)	$25.1
Credited (charged) to net earnings	2.0	(0.4)	—	15.9	2.9	(6.6)	—	13.8
Effects of foreign exchange	0.2	—	—	2.2	0.4	0.8	—	3.6
Other	—	—	—	—	(2.8)	0.4	1.8	(0.6)

Balance — December 31, 2010	6.5	19.9	—	122.5	7.0	18.8	(132.8)	41.9
Credited (charged) to net earnings	(0.8)	(2.7)	—	0.6	13.5	(16.7)	—	(6.1)
Effects of foreign exchange	(0.2)	—	—	(8.4)	(0.4)	(1.1)	—	(10.1)
Other	—	—	—	—	0.1	1.1	14.5	15.7

Balance — December 31, 2011	$5.5	$17.2	$—	$114.7	$20.2	$2.1	$(118.3)	$41.4

Deferred tax liabilities:
Balance — January 1, 2010	$134.0	$—	$26.7	$—	$—	$5.8	$(134.6)	$31.9
Charged (credited) to net earnings	(6.6)	—	4.5	—	—	0.7	—	(1.4)
Effects of foreign exchange	3.7	—	—	—	—	—	—	3.7
Other	—	—	(0.4)	—	—	0.6	1.8	2.0

Balance — December 31, 2010	131.1	—	30.8	—	—	7.1	(132.8)	36.2
Charged (credited) to net earnings	20.7	—	(26.2)	—	—	(7.2)	—	(12.7)
Effects of foreign exchange	(9.9)	—	—	—	—	—	—	(9.9)
Other	—	—	(0.6)	—	—	0.1	14.5	14.0

Balance — December 31, 2011	$141.9	$—	$4.0	$—	$—	$—	$(118.3)	$27.6

(i)
This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to do so.

        The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized is $1,767.3 (December 31, 2010 — $2,011.8). We have not recognized deferred tax assets in respect of these items because it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of these tax losses expires between 2012 and 2031 and a portion can be carried forward indefinitely to offset taxable profits. The deductible temporary differences do not expire under current tax legislation.

        The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $2.3.

        We have recorded net deferred tax assets of $6.5 for one of our subsidiaries in Asia which realized a loss in 2010. We have recognized deferred tax assets based on our best estimate of future taxable profit that we expect the subsidiary to achieve based on our review of its financial projections.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our tax expense could increase if certain tax incentives we benefit from are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. We believe we will comply with the conditions of the tax incentives; however, changes in our outlook in any particular country could impact our ability to meet the conditions.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We have been granted tax incentives, including tax holidays, for our China, Malaysia and Thailand subsidiaries. The tax benefit arising from these incentives is approximately $27.5 or $0.13 per diluted share for 2011, and $28.4 or $0.12 per diluted share for 2010. These tax incentives are subject to certain conditions with which we intend to comply and they expire between 2012 and 2020.

        See note 24 regarding income tax contingencies.

21.   FINANCIAL INSTRUMENTS:

        Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. The majority of our financial liabilities are recorded at amortized cost except for derivative liabilities, which are measured at fair value. Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

        Cash and cash equivalents are comprised of the following:

	December 31
	2010	2011
Cash	$242.6	$191.7
Cash equivalents	390.2	467.2

	$632.8	$658.9

        Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2011 a Standard and Poor's rating of A-1 or above.

Financial risk management objectives:

        We have exposures to a variety of financial risks through our operations. We regularly monitor these risks and established policies and business practices to mitigate the adverse effects of these potential exposures. We have used derivative financial instruments, such as foreign currency forward contracts, to reduce the effects of some of these risks. We do not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

(a)   Currency risk:

        Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

        Our major currency exposures at December 31, 2011 are summarized in U.S. dollars equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

standard, we have excluded items such as retirement benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 30, 2011.

	Chinese renminbi	Thai baht	Mexican peso	Canadian dollar
Cash and cash equivalents	$25.9	$5.0	$0.5	$5.7
Accounts receivable	19.4	—	—	3.9
Other financial assets	1.6	0.3	0.6	—
Accounts payable and certain accrued and other liabilities and provisions	(37.2)	(15.3)	(14.6)	(42.3)

Net financial assets (liabilities)	$9.7	$(10.0)	$(13.5)	$(32.7)

Foreign currency risk sensitivity analysis:

        At December 31, 2011, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Thai baht	Mexican peso	Canadian dollar
1% Strengthening
Net earnings	$0.4	$—	$(0.2)	$1.8
Other comprehensive income	—	1.2	0.4	1.1
1% Weakening
Net earnings	(0.4)	—	0.2	(1.7)
Other comprehensive income	—	(1.2)	(0.4)	(1.1)

(b)   Interest rate risk:

        Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. A one-percentage point increase in these rates would increase interest expense, assuming maximum borrowings under our $400.0 revolving credit facility, by $4.0 annually. At December 31, 2011, no amounts were drawn under this credit facility.

(c)   Credit risk:

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe the credit risk of counterparty non-performance is low. With respect to our financial market activities, we have adopted a policy of dealing only with creditworthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, our contracts are held by counterparty financial institutions each of which had a Standard and Poor's rating of A- or above at December 31, 2011. In addition, we maintain cash and short-term investments in high quality investments or on deposit with major financial institutions. Each financial institution with which we have our accounts receivable sales program had a Standard and Poor's rating of A-1 at December 31, 2011. At December 31, 2011, we sold $60.0 of accounts receivable under this sales program.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        We also provide unsecured credit to our customers in the normal course of business. The financial instruments that potentially subject us to credit risk include our accounts receivable, inventory on hand, and non-cancelable purchase orders in support of customer demand. We perform ongoing credit evaluations of our customers' financial conditions. In certain instances, we may obtain letters of credit or other forms of security from our customers. We consider credit risk in determining our estimates of reserves for potential credit losses. The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.

        At December 31, 2011, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $2.7 at December 31, 2011 (December 31, 2010 — $5.1).

(d)   Liquidity risk:

        Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other liabilities and provisions are due within 90 days. At December 31, 2011, we did not have any long-term debt. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities and an accounts receivable sales program. We believe that cash flow from operating activities, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to fund our financial obligations. We have also, on occasion, entered into short-term arrangements with one customer to fund inventory in excess of previously agreed upon levels through cash deposits. At December 31, 2011, we had a deposit of $120.0 (December 31, 2010 — $75.0) from one customer.

Fair values:

        We used the following methods and assumptions to estimate the fair value of each class of financial instruments:

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and provisions approximate the fair values of these financial instruments due to the short-term nature of these instruments. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending if the fair values are in liability or asset positions, respectively. The carrying value of our Notes was comprised of elements recorded at fair value and amortized cost. We redeemed all of our outstanding Notes prior to March 31, 2010.

Fair value measurements:

        In the table below, we have segregated our financial assets and liabilities, that are measured at fair value, based on the inputs used to determine fair value at the measurement date. The three levels within the fair value hierarchy, based on the reliability of inputs, are as follows:

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

	December 31, 2010			December 31, 2011
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$20.6	$—	$20.6	$57.3	$—	$57.3
Derivatives — foreign currency forward contracts	—	14.5	14.5	—	2.0	2.0

	$20.6	$14.5	$35.1	$57.3	$2.0	$59.3

Liabilities:
Derivatives — foreign currency forward contracts	$—	$1.5	$1.5	$—	$15.9	$15.9

        See note 19 for the input levels used to measure the fair value of our pension assets.

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Foreign currency forward contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of our financial instruments using level 3 (unobservable) inputs. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2010 or 2011.

Derivatives and hedging activities:

        We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow and balance sheet exposures. At December 31, 2011, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$349.6	$0.98	15	$(2.0)
Thai baht	144.2	0.03	15	(4.7)
Malaysian ringgit	97.4	0.32	15	(2.4)
Mexican peso	49.7	0.08	12	(3.0)
Chinese renminbi	33.9	0.16	12	(0.2)
British pound	33.4	1.54	4	0.1
Singapore dollar	19.8	0.80	12	(0.6)
Euro	14.8	1.29	4	—
Japanese yen	14.0	0.01	3	—
Romanian lei	10.8	0.32	12	(0.8)
Other	8.9	—	4	(0.3)

Total	$776.5			$(13.9)

        At December 31, 2011, the fair value of these contracts was a net unrealized loss of $13.9 (December 31, 2010 — net unrealized gain of $13.0). At December 31, 2011, we recorded $2.0 of derivative assets in other current assets and $15.9 of derivative liabilities in accrued and other current and non-current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end. Changes in the fair value of hedging

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2011 was not significant, is immediately recognized in our consolidated statement of operations.

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly our Canadian dollar and British pound sterling contracts, and have marked these contracts to market each period through our consolidated statement of operations.

22.   CAPITAL DISCLOSURES:

        Our main objective in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program and capital stock.

        We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions. At December 31, 2011, we had access to a $400.0 revolving credit facility and $70.0 in intraday and overnight bank overdraft facilities, and we could sell up to $250.0 in accounts receivable on a committed basis and up to $150.0 in accounts receivable on an uncommitted basis under an accounts receivable sales program to provide short-term liquidity. We sold $60.0 of accounts receivable at December 31, 2011. At December 31, 2011, we had $27.0 of letters of credit that were issued under our credit facility. Our revolving credit facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. The facility also contains financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. We closely monitor our business performance to evaluate compliance with our covenants. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants. Our revolving credit facility matures in January 2015 and our accounts receivable sales program is available until November 2012. The amounts we may borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements. We have also, on occasion, entered into short-term arrangements with one customer to fund inventory in excess of previously agreed upon levels through cash deposits.

        We redeemed all of our outstanding Notes prior to March 31, 2010. We also cancelled 16.1 million subordinate voting shares under the NCIB we commenced in July 2010. On February 7, 2012, the TSX approved a new NCIB. See note 13. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders. We have purchased, and expect to continue to purchase, subordinate voting shares from time-to-time in the open market for delivery under our equity-based compensation plans.

        Our strategy on capital risk management has not changed significantly since the end of 2010. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

23.   WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2010	2011
Weighted average number of shares (basic)	227.8	216.3
Dilutive effect of equity-based compensation plans	2.3	2.0

Weighted average number of shares (diluted)	230.1	218.3

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        For the year ended December 31, 2011, we excluded 4.5 million of equity-based awards (year ended December 31, 2010 — 4.7 million) from the diluted weighted average per share calculation as they were out-of-the-money.

24.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2011, we have future minimum lease payments as follows:

Operating Leases
2012	$29.6
2013	25.8
2014	17.8
2015	7.6
2016	4.4
Thereafter	19.2

        Our operating leases primarily relate to premises. As at December 31, 2011, we had committed $48.0 in capital expenditures, principally for facilities, machinery and equipment to support new customer programs.

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2011, these contingent liabilities amounted to $40.9 (December 31, 2010 — $49.5), including $27.0 of letters of credit that were issued under our credit facility.

        In addition to the above guarantees, we provide routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third-party intellectual property infringement claims and third-party claims for property damage from negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

        We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

        In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary's tax liability would increase by approximately 43.5 million Brazilian reais (approximately $23.2 at current exchange rates). In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position. As the ruling generally favored the taxpayer, the matter has been sent to a court of appeals. We have not accrued for any potential adverse tax impact for the 2004 tax audit as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 55.5 million Brazilian reais (approximately $29.6 at current exchange rates).

        Tax audits for the years 2001 through 2006 and 2009 of one of our Malaysian subsidiaries were closed in 2011 without any significant adjustments. As a result of our successful defenses, we have released provisions previously recorded for Malaysian tax uncertainties of 31.9 million Malaysian ringgit (approximately $10.0 at current exchange rates).

        The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Japan:

        The major earthquake and tsunami in Japan in March 2011, including the aftermath of those events, affected our local operations in the first quarter of 2011. Our operations in Japan include a sales office, a repair service center and a manufacturing facility. The manufacturing facility in Miyagi, Japan was damaged and operations were interrupted for approximately two weeks in March 2011. Production had resumed by the end of the first quarter. We have filed an insurance claim which exceeds the carrying value of the damaged assets. Any excess of the insurance proceeds above the carrying value of the damaged assets will be recorded in the period the insurance claim is resolved.

25.   SEGMENT AND GEOGRAPHIC INFORMATION:

        We are required to disclose certain information regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our reportable segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

        The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business, or losses from new, existing or disengaging customers, the phasing in or out of programs, the success in the marketplace of our customers' products and changes in customer demand. We expect that the pace of technological change, the frequency of OEMs transferring business among EMS competitors, the level of outsourcing by OEMs (including decisions to insource), and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

	Year ended December 31
	2010	2011
Consumer	25%	25%
Diversified	12%	14%
Enterprise Communications	24%	26%
Servers	14%	15%
Storage	12%	11%
Telecommunications	13%	9%

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars)

        The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2010	2011
Mexico	27%	25%
Thailand	21%	21%
China	14%	14%
Malaysia	11%	*
Romania	*	11%

*
Less than 10% in the period indicated

        The following table details our allocation of property, plant and equipment, intangible assets and goodwill among countries exceeding 10%.

	December 31
	2010	2011
China	21%	26%
Canada	10%	13%
Thailand	14%	12%
Mexico	18%	12%
Romania	11%	*

*
Less than 10% in the period indicated

Customers:

        During 2011, two customers individually represented more than 10% of total revenue. In aggregate, these customers comprised 30% of total revenue. At December 31, 2011, two customers individually represented more than 10% of total accounts receivable.

        During 2010, one customer individually comprised 20% of total revenue. At December 31, 2010, one customer individually represented more than 10% of total accounts receivable.

        Research In Motion accounted for 19% of total revenue in 2011 (2010 — 20%).

QuickLinks

TABLE OF CONTENTS
Part I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities
Part II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
  Item 16F. Change in Registrant's Certifying Accountant
  Item 16G. Corporate Governance
  Item 16H. Mine Safety Disclosure
Part III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CELESTICA INC. CONSOLIDATED BALANCE SHEET (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF OPERATIONS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF CASH FLOWS (in millions of U.S. dollars)
CELESTICA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars)