Form 20-F
period 2012-12-31
CELESTICA INC
filed 2013-03-15
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2012
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

163,825,129 Subordinate Voting Shares	0 Preference Shares
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

ii

 Part I

        In this Annual Report, "Celestica", the "Company", "we", "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2012. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$0.9995.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 15, 2013, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

Forward-Looking Statements

        Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and applicable Canadian provincial and territorial securities legislation including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results, including our revenue and margin forecasts; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring charges, capital expenditures or benefits; our expected tax outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", or similar expressions, or may employ such future or conditional verbs as "may", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian provincial and territorial securities legislation.

        Forward-looking statements are not guarantees of future performance. You should understand that the following important factors, in addition to those discussed in Item 3D, "Key Information — Risk Factors", and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

  •
  our dependence on a limited number of customers and on our customers' ability to compete and succeed in the marketplace with the products we manufacture;

  •
  the effects of price and other competitive factors generally affecting the electronics manufacturing services ("EMS") industry;

  •
  the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to rapid changes in demand and changes in our customers' outsourcing strategies, including the insourcing of programs;

  •
  the challenges of diversifying our customer base, including the extent and timing of replacing revenue from lost programs or customer disengagements;

  •
  the challenges of managing changing commodity, material and component costs as well as labor costs and conditions;

  •
  disruptions to our operations, or those of our customers, component suppliers or our logistics partners, resulting from local events, including natural disasters, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate;

  •
  our inability to retain or expand our business due to execution problems relating to the ramping of new programs;

  •
  delays in the delivery and availability of components, services and materials used in our manufacturing process;

  •
  the risk of non-performance by counterparties;

  •
  the challenges of mitigating our financial exposure to foreign currency volatility;

  •
  our dependence on industries affected by rapid technological change;

  •
  variability of operating results;

  •
  our ability to successfully manage our global operations and supply chain;

  •
  increasing income taxes, increased levels and scrutiny of tax audits globally, and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits;

  •
  our ability to successfully implement and complete our restructuring plans and integrate our acquisitions in a timely manner;

  •
  our ability to define and successfully implement an information technology strategy and countermeasures to mitigate the risk of computer viruses, malware, hacking attempts or outages that may disrupt our operations; and

  •
  our compliance with applicable laws, regulations and social responsibility initiatives may impact our operations.

        Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. Our material assumptions may include the following:

  •
  forecasts from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services;

  •
  the timing and execution of, and investments associated with, ramping new business;

  •
  the success in the marketplace of our customers' products;

  •
  general economic and market conditions;

  •
  currency exchange rates;

  •
  pricing, the competitive environment and contract terms and conditions;

  •
  supplier performance, pricing and terms;

  •
  compliance by all third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants;

  •
  components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability;

  •
  operational and financial matters;

  •
  technological developments;

  •
  the timing and execution of our restructuring actions; and

  •
  our ability to diversify our customer base and develop new capabilities.

        Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above and elsewhere in this Annual Report. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

        Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report, and the documents, if any, that we incorporate by reference, with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements attributable to us are expressly qualified by the cautionary statements contained in this Annual Report.

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects", the Consolidated Financial Statements in Item 18 and the other information in this Annual Report. The selected financial data presented below is derived from our Consolidated Financial Statements.

        The Consolidated Financial Statements for 2010, 2011 and 2012 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). See Item 18. Prior to adopting IFRS, we prepared our Consolidated Financial Statements using Canadian generally accepted accounting principles ("GAAP"). GAAP differs in some respects from IFRS. We have provided an explanation of our transition to IFRS in note 3 of our Consolidated Financial Statements in Item 18 of our 2011 Annual Report.

        The consolidated financial information in the below tables for 2010, 2011 and 2012 was prepared in accordance with IFRS.

	Year ended December 31
	2010	2011	2012
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (IFRS):
Revenue	$6,526.1	$7,213.0	$6,507.2
Cost of sales	6,082.0	6,721.6	6,068.8

Gross profit	444.1	491.4	438.4
Selling, general and administrative expenses (SG&A)(1)	252.1	267.2	252.2
Amortization of intangible assets	15.8	13.5	11.3
Other charges(2)	49.9	6.5	59.5
Finance costs(3)	6.9	5.4	3.5

Earnings before income taxes	119.4	198.8	111.9
Income tax expense (recovery)	18.2	3.7	(5.8)

Net earnings	$101.2	$195.1	$117.7

Other Financial Data (IFRS):
Basic earnings per share	$0.44	$0.90	$0.56
Diluted earnings per share	$0.44	$0.89	$0.56
Property, plant and equipment and computer software cash expenditures	$60.8	$62.3	$105.9
Shares used in computing per share amounts (in millions):
Basic	227.8	216.3	208.6
Diluted	230.1	218.3	210.5

	As at December 31
	2010	2011	2012
	(in millions)
Consolidated Balance Sheet Data (IFRS):
Cash and cash equivalents	$632.8	$658.9	$550.5
Working capital(4)	1,009.1	1,116.0	911.8
Property, plant and equipment	332.2	322.7	337.0
Total assets	3,013.9	2,969.6	2,658.8
Equity	1,282.9	1,463.8	1,316.7

(1)
SG&A expenses include research and development costs.

(2)
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

  Other charges in 2012 totaled $59.5 million, comprised primarily of: (a) a $44.0 million restructuring charge and (b) a non-cash write-down of $17.7 million relating to the annual impairment assessment, primarily against goodwill.

(3)
Finance costs is comprised of interest expense incurred on indebtedness (including indebtedness under our credit facilities) less interest income earned on cash and cash equivalents.

(4)
Calculated as current assets less current liabilities.

        We were not required to retroactively apply IFRS to our financial statements for years prior to 2010. The consolidated financial information in the below tables for 2008 and 2009 was prepared in accordance with GAAP which conform in all material respects with U.S. GAAP except as described in footnote 4 below.

	Year ended December 31
	2008	2009
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$7,678.2	$6,092.2
Cost of sales	7,147.1	5,662.4

Gross profit	531.1	429.8
SG&A(1)	292.0	244.5
Amortization of intangible assets	26.9	21.9
Other charges(2)	885.2	68.0
Interest expense(3)	42.5	35.0

Earnings (loss) before income taxes	(715.5)	60.4
Income tax expense	5.0	5.4

Net earnings (loss)	$(720.5)	$55.0

Other Financial Data (Canadian GAAP):
Basic earnings (loss) per share	$(3.14)	$0.24
Diluted earnings (loss) per share	$(3.14)	$0.24
Property, plant and equipment and computer software cash expenditures	$88.8	$77.3
Consolidated Statements of Operations Data (U.S. GAAP)(4):
Net earnings (loss)	$(725.8)	$39.0
Shares used in computing per share amounts (in millions):
Basic	229.3	229.5
Diluted	229.3	230.9

	As at December 31
	2008	2009
	(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$1,201.0	$937.7
Working capital(5)	1,603.6	1,023.0
Property, plant and equipment	433.5	393.8
Total assets	3,786.2	3,106.1
Total long-term debt, including current portion(6)	733.1	222.8
Equity	1,365.5	1,475.8
Consolidated Balance Sheet Data (U.S. GAAP)(4):
Total assets	$3,786.2	$3,106.1
Total long-term debt, including current portion(6)	723.4	221.2
Equity	1,254.8	1,346.8

(1)
SG&A expenses include research and development costs.

(2)
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

  Other charges in 2009 totaled $68.0 million, comprised primarily of: (a)(i) a $83.1 million restructuring charge and (ii) a non-cash write-down of $12.3 million relating to the annual impairment assessment, primarily against property, plant and equipment, offset, in part, by (b)(i) a net $23.7 million recovery of damages from the settlement of a class action lawsuit and (ii) a net $2.8 million gain on repurchase of long-term debt, net of a write-down of the embedded options on the debt.

(3)
Interest expense is comprised of interest expense incurred on indebtedness (including indebtedness under our credit facilities) less interest income earned on cash and cash equivalents and the marked-to-market adjustments related to our subordinated debt and interest rate swaps. Our swap agreements were terminated in February 2009 and we redeemed all outstanding subordinated debt by March 2010.

(4)
The significant differences between the line items under Canadian GAAP and U.S. GAAP arose primarily from:

•
For 2008: reversal of gain on foreign exchange contract, the timing of recording certain tax uncertainties and the adjustments relating to the adoption of financial instruments, hedges and comprehensive income for Canadian GAAP; and

•
For 2009: adjustments relating to financial instruments and hedging, and the timing of recording certain tax uncertainties.

(5)
Calculated as current assets less current liabilities.

(6)
Long-term debt includes capital lease obligations.

Exchange Rate Information

        The rate of exchange as of February 15, 2013 for the conversion of Canadian dollars into United States dollars was U.S.$0.9931 and for the conversion of United States dollars into Canadian dollars was C$1.0069. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the Federal Reserve's website (http://www.federalreserve.gov).

	2008	2009	2010	2011	2012
Average	1.0660	1.1412	1.0298	0.9887	0.9995

	February 2013	January 2013	December 2012	November 2012	October 2012	September 2012
High	1.0286	1.0078	0.9958	1.0029	1.0003	0.9901
Low	0.9959	0.9839	0.9841	0.9927	0.9763	0.9710

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Any of the following risk factors, or a combination of them, could have a material adverse impact on our business, financial condition, and operating results. Our shareholders and prospective investors should carefully consider each of the following risks and all of the other information set forth in this Annual Report.

We are dependent on a limited number of customers and on our customers' ability to compete and succeed in the marketplace with the products we manufacture.

        Our customers include original equipment manufacturers ("OEMs") and service providers. A decline in revenue from the customers on which we are dependent or the loss of a significant customer could have a material adverse effect on our financial condition and operating results. During 2012, two customers (2011 — two customers; 2010 — one customer) individually represented more than 10% of our total revenue, and our top 10 customers represented 67% (2011 — 71%; 2010 — 72%) of our total revenue. In June 2012, we announced that we would wind down our manufacturing services for Research In Motion Limited ("RIM"). We completed our manufacturing services for RIM and the related transition activities by the end of 2012. Our operating results are highly dependent upon our customers' ability to compete and succeed in the marketplace with the products we manufacture. These marketplaces are characterized by continued and rapid shifts in technology, changes in preferences by the end customer or other changes in end-market demand, as well as increased competition. Certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected our operating results.

        We depend upon a relatively small number of customers for a significant percentage of our revenue. The mix of our customers and the types of products or services we provide to these customers will have an impact on our operating results from period-to-period. There can be no assurance that our efforts to target new customers and services in our traditional and newly expanding markets, including the pursuit of acquisitions, will succeed in reducing our customer concentration risk. Acquisitions are also subject to integration risk and volumes and margins could be lower than we anticipate. As we continue to pursue opportunities in new markets, we may encounter challenges as our knowledge or experience may be limited in these new markets or technologies.

        There can be no assurance that present or future significant customers will not terminate their manufacturing or service arrangements with us, or that they will not significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which would adversely affect our operating results. Customers may also shift business to our competitors or bring programs in-house or adjust the concentration of their supplier base. Significant reductions in, or the loss of, revenue from any of our customers may have a material adverse effect on us. We cannot assure the replacement of delayed, cancelled or reduced orders with new business. In addition, the ramping of new programs may take from several months to more than a year before production starts and may require significant up-front investments and increased working capital requirements. During this start-up period, these programs may generate losses or may not achieve the expected financial performance due to production ramp inefficiencies, lower than expected volume or delays in ramping to volume. Our customers may significantly change these programs, or even cancel them altogether, due to changes in end-market demand or changes in the viability of our customers' products in the marketplace.

We are in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We are in a highly competitive industry. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus or original design manufacturers ("ODMs") that provide internally designed products and manufacturing services. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers, or they may choose to insource previously outsourced business, particularly where internal excess capacity exists.

        The competitive environment in our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and a broader range of services than we offer. While we have increased our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs and a more aggressive pricing environment. Additionally, our current or potential competitors may increase or shift their presence in new lower-cost regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; may develop or acquire services comparable or superior to those we develop; combine or merge to form larger competitors; or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble, such as metal or plastic parts and enclosures, backplanes, circuit boards, cabling and related products. This expanded capability may provide them with a competitive advantage and greater cost savings and may lead to more aggressive pricing for electronics manufacturing services. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses or customer disengagements). We may not be able to compete successfully against our current and future competitors.

We are operating in an uncertain global economic environment.

        The global economy continues to be uncertain and may continue to negatively impact our operations. Uncertainty surrounding the current global economic and geo-political outlook continues to limit the overall demand visibility of our end markets and may impact the future demand for some of the products we manufacture or services we provide. This environment may also impact the financial condition of our customers or suppliers, as well as the number and pace of further customer consolidation.

        A deterioration in the economic environment may accelerate the effect of the various risk factors described in this Annual Report and could result in other unforeseen events that may impact our business and financial condition.

We are dependent on a limited number of end markets for our revenue. Our mix of revenue by end market will continue to change, which may adversely affect our margins and our ability to grow our revenue and may increase the effects of seasonality on our business.

        To reduce our reliance on any one customer or end market, we have been targeting new customers and new services in our traditional markets, exploring acquisition opportunities, and expanding our business in our diversified end markets such as industrial, aerospace and defense, healthcare, solar, green technology and the semiconductor equipment market. As a result, our mix of revenue by end market has changed and may continue to change. Our mix by end market is also impacted by the overall end market demand, the timing and extent of new program wins, losses or follow-on business from customers and from acquisitions, amongst other factors.

        Changes to our mix of revenue by end market, and the conditions that are specific to each end market, could lead to volatility in our revenue and operating margins and adversely impact our financial position and cash flows.

        In the past, we have experienced some level of seasonality in our quarterly revenue patterns across a number of the end markets we serve. As our revenue from quarter-to-quarter is dependent on the level of demand and mix in each of our end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Our results can be affected by rising labor costs.

        There is some uncertainty with respect to the pace of rising labor costs in various regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

Our operations could be adversely affected by local events, including natural disasters, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate.

        Our operations and those of our customers, component suppliers or our logistic partners may be disrupted by local events, including natural disasters (such as the 2011 earthquake and tsunami in Japan and the flooding in Thailand), political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we, our suppliers and customers operate. Such events could seriously harm our results of operations and increase our costs. We carry insurance to cover damage to our facilities and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, hurricanes, tsunamis or other events. Our insurance policies are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage.

        Increased international political instability, terrorism, enhanced national security measures, armed conflicts, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations and the related decline in consumer confidence arising from these factors may hinder our ability to conduct business or reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers.

        We rely on a variety of common carriers for the transportation of materials and products and for their ability to route these materials and products through various international ports and other transportation hubs. A work stoppage, strike or shutdown of any important supplier's facility or operations, or at any major port or airport, or the inability to access any such facility for any reason, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our operating results.

        Such events have had and may in the future have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn could adversely affect our revenue and operating results. Such events could increase the volatility of the market price of our securities and may limit the capital resources available to us and our customers and suppliers.

We may encounter difficulties expanding our operations which could adversely affect our operating results.

        As we expand our business, enter into new markets and products, invest in research, design and development, acquire new businesses or capabilities, and transfer business from one region to another, we may encounter difficulties that result in higher than expected costs associated with such activities and customer dissatisfaction with our performance. Potential difficulties related to our growth and/or operations include our ability to:

  •
  manage growth effectively, including having trained personnel to manage operations, new customers and new products;

  •
  maintain existing customer, supplier, employee and other favorable business relationships during periods of transition;

  •
  anticipate disruptions in our operations that may impact our ability to deliver to the customer on time, to produce quality products and to ensure overall customer satisfaction; and

  •
  respond rapidly to changes in customer demand or to program losses or customer disengagements.

        We may encounter difficulties with the ramping and execution of new program wins from existing or new customers. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins during the ramp period. There can be no assurance our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we also may encounter challenges due to our limited knowledge or experience. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets, which could adversely affect our business and operating results.

Inherent challenges in managing unanticipated changes in customer demand impact our planning, supply chain execution and manufacturing and may affect our operating performance and results.

        Our customers are dependent on EMS providers for new product introductions and rapid response times to meet changes in volume requirements. Although we generally enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. Most of our customers typically do not commit to production schedules for more than 30 days to 90 days in advance and we often experience volatility in customer orders. Additionally, a significant portion of our revenue can occur in the last month of the quarter and may be subject to change or cancellation that will affect our operating results. Accordingly, our forecasts of customer orders may be inaccurate. This situation may make it difficult to order appropriate levels of materials and to schedule production and maximize utilization of our manufacturing capacity and resources.

        Our customers may change their forecast, production quantities or product type, or may accelerate, delay or cancel production quantities for various reasons. When customers change production volumes or request different products to be manufactured than what they originally forecasted, the unavailability of components and materials for such changes could also impact our revenue and working capital performance. Further, to guarantee continuity of supply for many of our customers, we are required to manufacture and warehouse specified quantities of finished goods. The uncertainty of our customers' end markets, intense competition in our customers' industries and general order volume volatility may result in customers delaying or canceling the delivery of products we manufacture for them or placing purchase orders for lower volumes of products than previously anticipated.

        Changes or delays in customer orders that require us to carry higher than expected levels of inventory could have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes excess or obsolete. Order cancellations and delays could lower our asset utilization, resulting in higher levels of unproductive assets and lower margins.

Consolidation in the electronics industry may adversely affect our business relationships or the volume of business we conduct with our customers.

        Our customers, competitors and suppliers are subject to merger and acquisition transactions. Future mergers involving, or acquisitions of, our customers may result in a decrease in demand from our customers or a loss of business to our competitors as customers rationalize their business and consolidate their suppliers. Mergers or consolidation among our competitors may create a competitive advantage over us, which may also result in a loss of business and revenue if customers shift their production.

We may encounter challenges in completing or integrating our acquisitions which could adversely affect our operating results.

        We expect to expand our presence in new end markets and expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies or acquisitions of selected assets. Potential challenges related to our acquisitions include:

  •
  integrating acquired operations, systems and businesses;

  •
  retaining customer, supplier, employee or other business relationships of acquired operations;

  •
  addressing unforeseen liabilities of acquired businesses;

  •
  limited experience with new technologies and markets; and

  •
  not achieving anticipated business volumes or operating margins.

        Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and require us to write-down the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions. For example, the majority of our $17.7 million impairment charge in 2012 was incurred to write-down goodwill related to the healthcare business we acquired in 2010, as our progress and our ability to ramp this business have been slower than we had anticipated.

Our results can be affected by the availability of components.

        The purchase of materials and electronic components represents a significant portion of our costs. A delay or interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers, if we are unable to deliver finished products in a timely manner. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product, which could adversely impact our operating results.

        Supply shortages for a particular component can delay production of, and revenue from, products using that component. Shortages also may result in our carrying higher levels of inventory and extended lead times, or result in increased component prices, which could cause price increases in the products and services we provide. Any increase in our costs that we are unable to recover in our pricing to our customers may negatively impact our operating margins and our operating results.

        At various times in our industry's history, there have been industry-wide shortages of electronic components. Shortages, or fluctuations in the cost of components, may have a material adverse effect on our business or cause our operating results to fluctuate from period-to-period. Changes in forecasted volumes or in our customers' requirements can affect our ability to obtain components and adversely impact our operating results.

Rising oil and other commodity prices may negatively impact our operating results due to higher production and transportation costs.

        We rely on various energy sources in our production and transportation activities. The price of commodities, including oil, has been volatile and remains uncertain. Increased prices for energy and other commodities could result in higher raw material and component costs and transportation costs. Any increase in our costs that we are unable to recover in our pricing to our customers may negatively impact our operating margins and could adversely impact our operating results.

We may experience increased financial risk due to non-performance by counterparties.

        A failure by a counterparty, which includes customers, suppliers, financial institutions and other third parties with which we conduct business, to fulfill its contractual obligations may result in a financial loss to us. We generally provide payment terms to our customers ranging from 15 days to 60 days. Our accounts receivable balance at December 31, 2012 was $700.5 million, with one customer individually representing more than 10% of our total accounts receivable. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our financial condition and operating results. We also may not be able to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we acquired to support that customer's business. If a key supplier experiences financial difficulties, this may affect its ability to supply us with materials or components, which could halt or delay the production of a customer's product, and have a material adverse impact on our operations.

We face financial risks due to foreign currency volatility.

        Global currency markets can be volatile. Although we conduct the majority of our business in U.S. dollars, our financial results are affected by the valuation of foreign currencies relative to the U.S. dollar. Events such as the European sovereign debt crisis can increase uncertainty in financial and currency markets and may negatively impact our operating results.

        Our significant non-U.S. currency exposures include the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, British pound sterling, Chinese renminbi, Euro, and the Romanian leu. We enter into forward exchange contracts, generally for periods of up to 15 months, intended to hedge our cash flows and significant balance sheet exposures against significant fluctuations in the foreign exchange rates of many of these foreign currencies. Our operating results may be adversely impacted by currency fluctuations to the extent our hedging program does not mitigate the impact of our foreign currency costs and exposures.

Our customers may be affected by rapid technological changes that may have an impact on their success in their markets and on our business.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in shorter product lifecycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products or their models become obsolete, fail to gain widespread acceptance or are cancelled, our business could be adversely affected. As an example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have an adverse impact on our business. The highly competitive nature of our customers' products could also drive consolidation among OEMs, and result in product line consolidation that could adversely impact our customer relationships and our revenue.

Global operations are subject to inherent risks. Our ability to successfully manage our global operations and supply chain has an impact on our financial performance and operating results.

        We have facilities in numerous countries, including Canada, the United States, Austria, China, Ireland, Japan, Malaysia, Mexico, Romania, Scotland, Singapore, Spain and Thailand. During 2012, approximately two-thirds of our revenue was produced at locations outside of the Americas. We also purchase the majority of our components and materials from international suppliers.

        Global operations are subject to inherent risks which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  cultural differences and/or differences in local business customs;

  •
  changes in regulatory requirements;

  •
  inflation and rising costs;

  •
  difficulty in staffing and managing foreign operations;

  •
  challenges in building and maintaining infrastructure to support operations;

  •
  changes in local tax rates and tax incentives and the adverse tax consequences of repatriating earnings;

  •
  compliance with a variety of foreign laws, including changing import and export regulations;

  •
  adverse changes in trade policies between countries in which we maintain operations;

  •
  economic, political and social instability;

  •
  potential restrictions on the transfer of funds; and

  •
  foreign exchange risks.

We are subject to the risk of increasing income taxes, increased levels and scrutiny of tax audits globally and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits, any of which could adversely affect our financial condition and operating results.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our tax expense could increase if certain tax incentives or credits from which we currently benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives or credits are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation, regulation or administrative practices. We believe we will comply with the conditions of the tax incentives and credits from which we currently benefit; however, changes in our outlook in any particular country could impact our ability to meet the conditions.

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect.

        We are subject to increased levels and scrutiny of tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and cash flows.

        Certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's-length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        We currently have ongoing tax audits. Tax authorities have asserted that income reported by certain of our subsidiaries for certain years should have been materially higher as a result of certain inter-company transactions, and that certain interest amounts deducted by a subsidiary on historical debt instruments should be re-characterized as capital losses. The successful pursuit of the assertions made by tax authorities arising from tax audits may result in our owing significant amounts of tax, interest and possibly penalties. The amounts we may be required to pay, or to put on deposit with the tax authorities to permit the subsidiary to continue to defend its tax filing positions, could be material.

        We expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While we believe that our interpretation of applicable Brazilian law is correct, our ability to realize this benefit is not certain and a failure to do so could have a material adverse effect on our operating results and financial condition.

        As at December 31, 2012, a significant portion of our cash and cash equivalents was held by numerous foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries related to earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (approximately $325 million of cash and cash equivalents as at December 31, 2012).

We have incurred significant restructuring charges, impairment charges and accounting losses in the past and may experience such charges and losses in future periods.

        In the past, we have recorded charges resulting primarily from restructuring actions and the write-down of goodwill. These amounts have varied from period-to-period. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and in end-market demand, with the intention of improving utilization and reducing our overall cost structure. See note 15 to the Consolidated Financial Statements in Item 18. We may also incur higher operating expenses during periods of transition. In certain situations, we have not been able to retain existing business or grow revenue due to execution problems resulting from significant headcount reductions, plant closures and product transfers. During 2012, we announced that we would take restructuring actions throughout our global network. We have estimated total restructuring charges of between $55.0 million to $65.0 million to complete our planned actions by the end of June 2013. Of this amount, we recorded restructuring charges of $44.0 million in 2012. Our restructuring charges in 2011 were $14.5 million (2010 — $35.8 million). We evaluate our operations from time to time and may propose additional restructuring actions in the future. Any failure to successfully execute or realize the expected benefits from these initiatives, including any delay in implementing these initiatives, may have a material adverse impact on our operating results. During 2012, we also recorded impairment charges of $17.7 million (2011 — nil; 2010 — $9.1 million), primarily to write-down goodwill.

Our operations and our customer relationships may be adversely affected by disruptions to our information technology ("IT") systems, including disruptions from cybersecurity breaches of our IT infrastructure.

        We rely on information technology networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems to sophisticated and targeted measures known as advanced persistent threats. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. If we or our vendors are unable to prevent such outages and breaches, our operations may be disrupted and our business reputation could be adversely affected.

        We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats.

If we are unable to recruit or retain highly skilled personnel, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success will depend, in part, on our ability to attract and retain highly skilled executive, technical and management personnel. We do not have employment or non-competition agreements with the majority of our employees. The loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations.

If we are required to make larger contributions to our defined benefit pension plans in the future, this may have an adverse impact on our liquidity and our operating results.

        We maintain multiple defined benefit pension plans, as well as supplemental pension plans. Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. Our obligations are based on certain assumptions relating to expected plan asset performance, salary escalation, employee turnover, retirement ages, life expectancy, expected healthcare costs, the performance of the financial markets and future interest rates. If actual results or future expectations differ from these assumptions or if statutory funding requirements change, the amounts we are obligated to contribute to the pension plans may increase and such increase could be significant.

If our products or services are subject to warranty claims, our business reputation may be damaged and we may incur significant costs.

        In certain of our sales contracts, we provide warranties against defects or deficiencies in our products, services or designs. As we expand our service offerings and pursue business in new end markets, our warranty obligations may increase and we may not be successful in pricing our products to appropriately cover our warranty costs. A successful claim for damages arising from defects or deficiencies for which we are not adequately insured, and for which indemnification from a third party is not available, could have a material adverse effect on our reputation and business, and our operating results and financial condition.

We may not be successful in keeping pace with technology changes.

        We continue to evaluate the advantages and feasibility of new manufacturing processes. Our future success will depend, in part, upon our ability to continually develop and deliver electronic and complex mechanical manufacturing services that meet our customers' evolving needs. This may involve investing in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings or pursue business in new end markets, such as the semiconductor equipment, precision machining or green technology markets, where our experience may be limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful due to rapid technological shifts in any of these areas.

        Various industry-specific standards, qualifications and certifications are required to produce certain types of products for our customers. Failure to maintain those certifications may adversely affect our ability to maintain existing levels of business or win new business.

We may not be successful in protecting our intellectual property or the intellectual property of others.

        We believe that certain of our proprietary intellectual property rights and information provide us with a competitive advantage. Accordingly, we take steps to protect this proprietary information, including entering into non-disclosure agreements with customers, suppliers, employees and other parties, and by implementing security measures. However, our protection measures may not be sufficient to prevent or detect the misappropriation or unauthorized use or disclosure of our property or information.

        There is also a risk that claims of intellectual property infringement could be brought against us, our customers or our suppliers. If such claims are successful, we may be required to spend significant time and money to develop processes that do not infringe upon the rights of another person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development, or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in the litigation. As we expand our service offerings and pursue business in new end markets, we may be less effective in anticipating or mitigating the intellectual property risks related to new manufacturing, design and other services, which could be significant.

We may not be successful in preventing or detecting all errors or fraud.

        Due to the inherent limitations of a cost-effective internal controls system, misstatements due to error or fraud may occur and may not be detected. All systems of internal control contain inherent limitations. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, within the Company have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud.

We may not be successful in increasing revenue if the trend of outsourcing by OEMs or service providers slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs or service providers. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs or service providers deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. As a result of the weak global economic environment, customers may shift production back to their own facilities to improve their factory utilization. Political pressures or negative sentiment by our customers' customers or local governments may impede the movement of production from one geography to another. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica.

Compliance with governmental laws and obligations could be costly and may impact our operations.

        We are subject to various federal/national, state/provincial, local and supra-national environmental laws and regulations. Our environmental management systems and practices have been designed to ensure compliance with these laws and regulations in a manner consistent with local practice. Maintaining compliance with and responding to increasingly stringent regulations require a significant investment of time and resources and may restrict our ability to modify or expand our facilities or to continue production. Our failure to comply with these laws and regulations may potentially result in significant fines and penalties, our operations may be suspended and our cost of related investigations could be material in any period.

        More complex and stringent environmental legislation continues to be imposed, including laws that place increased responsibility and requirements on the "producers" of electronic equipment and, in turn, their providers and suppliers. Such laws may relate to product inputs (such as hazardous substances and energy consumption) and product use (such as energy efficiency and waste management/recycling). Noncompliance with these requirements may potentially result in substantial costs, including fines and penalties, and we may incur liability to our customers and consumers.

        Where compliance responsibility rests primarily with OEMs rather than with EMS companies, OEMs may turn to EMS companies such as Celestica for assistance in meeting their obligations. Our customers are becoming increasingly concerned about issues such as waste management (including recycling), climate change (including the reduction of carbon emissions) and product stewardship, and expect their suppliers to be environmental leaders. We strive to meet such customer expectations, although these demands may extend beyond our regulatory obligations and require significant investments of time and resources to attract and retain customers.

        We generally have obtained environmental assessment reports, or reviewed recent assessment reports undertaken by others, for most of our manufacturing facilities at the time of acquisition or leasing. Such assessments may not reveal all environmental liabilities and current assessments are not available for all facilities. As well, some of our operations have involved hazardous substances that could cause contamination. Although we may investigate, remediate or monitor soil and groundwater contamination at certain of our owned sites, we may not be aware of or address all such conditions and we may incur significant costs to perform such work in the future. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection to reduce or eliminate liability to us. Third-party claims for damages or personal injury are also possible. Moreover, current remediation, mitigation and risk assessment measures may not be adequate to comply with future laws.

        In the healthcare end market, we face substantial regulations, primarily from the U.S. Food and Drug Administration in the U.S., as well as in other jurisdictions, relating to some of the medical devices we manufacture. Several of our sites around the world are certified in quality management standards applicable to the healthcare industry. We are required to comply with the various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices in addition to reporting of certain information with respect to the safety of such products. If we are unable to comply with these regulations, we may be faced with fines, injunctions, product recalls, or suspension of production, among other adverse outcomes. Failure to comply with these regulations may materially affect our relationships with customers and our operating results.

        We provide design, engineering and manufacturing related services to our customers in the aerospace and defense end market. As part of these services, we are subject to substantial regulation from government agencies including the U.S. Department of Defense and the U.S. Federal Aviation Administration. Several of our sites around the world are certified in quality management standards applicable to the aerospace and defense industry. Failure to comply with these regulations or the loss of any of our quality management certifications may result in fines, penalties and injunctions, and could prevent us from executing on current or winning future contracts, any of which may materially adversely affect our financial condition and operating results.

        Our international operations require us to comply with various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"). In some countries in which we operate, it may be customary for businesses to engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented policies and procedures designed to ensure compliance with the FCPA and similar laws, there can be no assurance that all of our employees and agents, as well as those of companies to which we outsource certain business operations, will not be in violation of our policies. In addition to the difficulty of monitoring compliance, any suspected activity would require a costly investigation by us. Failure to comply with these laws may subject us to, among other things, adverse publicity, penalties and legal expenses that may harm our reputation and have a material adverse effect on our business, financial condition and operating results.

        Government regulators or our customers may require us to comply with product or manufacturing standards that are more restrictive than current laws and regulations related to environmental matters or other social responsibility initiatives. An example is the Dodd-Frank Wall Street Reform and Consumer Protection Act which contains provisions concerning specified minerals originating from the Democratic Republic of Congo ("DRC") and adjoining countries that are believed to benefit armed groups (referred to as "conflict minerals"). As required by this Act, the SEC recently adopted due diligence, disclosure and reporting requirements for companies that manufacture, or contract to manufacture, products that include conflict minerals. We manufacture such products for our customers. Due to our complex supply chain, we expect compliance with these rules to be time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the SEC rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results.

Compliance or the failure to comply with employment laws and regulations may adversely impact our operating results.

        We are subject to a variety of domestic and foreign employment laws, including without limitation those related to: workplace safety, discrimination, whistle-blowing, wages and overtime, classification of employees and severance payments. Such laws are subject to change, and enforcement activity relating to these laws, particularly outside the United States, can increase as a result of increased media attention due to alleged violations by other companies, changes in law, political and other factors. There can be no assurance that, in the future, we will not be found to have violated elements of such laws. Any such violations could lead to the assessment of fines or damages against us by regulatory authorities or by employees, any of which could adversely affect our operating results.

Failure to comply with the conditions of government grants could lead to grant repayments and adversely impact our financial position and operating results.

        We have received grants from government organizations or other third parties as incentives related to capital investments or other spending. These grants often have future conditions with which we must comply. If we do not meet these future conditions, we could be obligated to repay all or a portion of the grant, which could adversely affect our financial position and operating results.

Our credit agreement contains restrictive covenants that may impair our ability to conduct business.

        Our credit agreement contains financial and operating covenants that limit our management's discretion with respect to certain business matters. Among other factors, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, and merge or consolidate with other entities.

We are exposed to interest rate fluctuations.

        We have a $400.0 million revolving credit facility that matures in January 2015. Borrowings under this facility bear interest at LIBOR or Prime rate plus a margin. At December 31, 2012, we had drawn $55.0 million under this facility (December 31, 2011 — undrawn). Our borrowings under this facility, which vary from time to time, expose us to interest rate risks due to fluctuations in these rates. If the amount drawn on our credit facility is substantial, an increase in interest rates would have a more pronounced impact on our interest expense. Significant interest rate fluctuations may affect our business, operating results and financial condition.

Deterioration in financial markets or in macro-economic conditions may adversely affect our ability to raise funds or may increase the cost of raising those funds.

        We currently have access to a revolving credit facility through financial institutions. We may also issue debt or equity securities to fund our operations or make acquisitions. Our ability to borrow or raise capital may be impacted if financial markets are unstable. In addition, a downgrade of our credit rating or an adverse change in the published outlook by a rating agency may impact our ability to raise funds in the time and amount necessary for us or increase our cost of capital. Unstable financial markets or a downgrade in our credit rating could adversely affect our business, operating results and financial condition.

The interest of our controlling shareholder, Onex Corporation, with a 74% voting interest, may conflict with the interests of other shareholders.

        Onex Corporation, or Onex, owns, directly or indirectly, all of the outstanding multiple voting shares and less than 1% of the outstanding subordinate voting shares. The number of subordinate voting shares and multiple voting shares owned by Onex, together with those subordinate voting shares and multiple voting shares that Onex has the right to vote, represents approximately 74% of the voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex may make decisions regarding Celestica and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Onex's voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

        Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. The directors so elected have the authority, subject to applicable laws, to appoint or replace senior management, cause us to issue additional subordinate voting shares or multiple voting shares or repurchase subordinate voting shares or multiple voting shares, declare dividends or take other actions. Under our credit agreement, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person owns more than 20% of the votes).

        Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, indirectly or directly, shares representing the majority of the voting rights of the shares of Onex. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about shareholder rights and restrictions relative to our subordinate voting shares and multiple voting shares, see Item 10(B), "Memorandum and Articles of Incorporation". For additional information about our principal shareholders, see Item 7(A), "Major Shareholders". Onex has, from time-to-time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to subordinate voting shares, sold shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of subordinate voting shares, and could take similar actions in the future. These sales may impact our share price or have consequences on our debt and ownership structure.

We face securities class action and shareholder derivative lawsuits which may result in substantial costs, diversion of management's attention and resources and negative publicity.

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses and potential judgments or settlement costs.

Potential unenforceability of civil liabilities and judgments.

        We are incorporated under the laws of the Province of Ontario, Canada. A significant number of our directors, controlling persons and officers are residents of Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult to effect service within the United States upon those directors, controlling persons and officers who are not residents of the United States, or to realize in the United States upon a judgment of courts of the United States predicated upon the civil liability provisions of U.S. federal securities laws.

Changes in accounting standards enacted by the standard-setting bodies may adversely affect our reported operating results, profitability and financial condition.

        Accounting standards are revised periodically and/or expanded upon by the standard-setting bodies. We are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, which include the Canadian Accounting Standards Board ("CASB"), the International Accounting Standards Board ("IASB"), the Financial Accounting Standards Board ("FASB") and the U.S. Securities and Exchange Commission ("SEC"). In 2008, the CASB announced the adoption of IFRS for publicly accountable enterprises in Canada, effective 2011. The impact of our transition to IFRS is summarized in note 3 to our 2011 Consolidated Financial Statements included in our 2011 Annual Report. Our reported financial information may not be comparable to the information reported by our competitors because we are required to use different accounting standards. The FASB and IASB have been jointly collaborating on a series of projects to converge, improve and align the U.S. and international accounting standards as one global high quality standard. While there have been some delays in the convergence effort, we continue to monitor developments and consider the potential impacts. Future changes in accounting standards could adversely affect our reported operating results, profitability or financial condition.

Shares eligible for public sale could adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares in connection with our equity-based compensation plans or otherwise could adversely affect the market price of the subordinate voting shares.

        At February 15, 2013, we had 164.9 million subordinate voting shares and 18.9 million multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 0.5 million subordinate voting shares held directly or indirectly by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 of the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 15, 2013, there were 20.3 million subordinate voting shares reserved for issuance from treasury under our employee equity-based compensation plans and for director compensation, including 6.5 million subordinate voting shares underlying stock options (whether vested or unvested) and 2.4 million subordinate voting shares underlying restricted share units (all unvested). Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

The market price of our stock may be volatile.

        The stock market in recent years has experienced significant price and volume fluctuations that have affected the market price of our stock. These fluctuations have often been unrelated to the operating performance of our company. Factors such as fluctuations in our operating results, announcements by our customers, competitors or other events affecting companies in the electronics industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our subordinate voting shares to decline.

Item 4.    Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada on September 27, 1996. Our legal and commercial name is Celestica Inc. We are domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario). Our principal executive offices are located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7 and our telephone number is (416) 448-5800. Our website is www.celestica.com. Information on our website is not incorporated by reference in this Annual Report.

        Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex, which included members of our senior executive team at the time.

B.    Recent Acquisitions

        Certain information concerning our acquisition activities, including property, plant and equipment expenditures, and financing activities, currently in progress and in the last three fiscal years, is set forth in notes 3, 7, 8, 11, 12, 21 and 24 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations".

        Certain information concerning our divestiture activities, including our restructurings, currently in progress and in the last three fiscal years, is set forth in notes 6 and 15 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations".

C.    Business Overview

        We deliver innovative supply chain solutions globally to customers in the communications (comprised of enterprise communications and telecommunications), consumer, enterprise computing (comprised of servers and storage) and diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other) end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

        Our global operating network spans the Americas, Asia and Europe. We manage and operate facilities around the world with specialized supply chain management, including high-mix/low-volume manufacturing capabilities, to meet the specific market and customer product lifecycle requirements. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence strategically located throughout the world. We strive to align a network of preferred suppliers in close proximity to these centers in order to increase the velocity and flexibility of our supply chain, to deliver higher quality, shorter product lead times and reduced inventory.

        We offer a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 67% of revenue in 2012 and our largest customer represented 12% of total revenue. In 2012, our revenue by end market was as follows: communications (35% of revenue); diversified (20% of revenue); consumer (18% of revenue); servers (15% of revenue); and storage (12% of revenue). The products and services we provide can be found in a wide variety of applications, including servers; networking, wireless and telecommunications equipment; storage devices; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; peripherals; semiconductor equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

        We continue to invest to strengthen our position in the EMS industry, through investments in people, new service offerings and capabilities, and we will continue to improve our operational performance and global quality and information technology systems, software and tools to be recognized as one of the leading companies in the industry.

        Our priorities include (i) profitable growth in our targeted business areas; (ii) continuous improvement in our financial results, including revenue growth, operating margins, returns on invested capital, and free cash flow; (iii) developing and enhancing profitable relationships with leading customers in our strategic target markets; and (iv) increasing and strengthening our capabilities in technologies and service offerings beyond our traditional areas of EMS expertise. We believe that success in these areas will continue to strengthen our competitive position and enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services, such as design, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our enterprise computing, communications and diversified end markets.

Electronics Manufacturing Services Industry

Overview

        Leading EMS companies operate global networks delivering worldwide supply chain management solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering services, manufacturing and systems integration, fulfillment and after-market services. OEMs and other companies have increased their reliance on these services to become more efficient and to enhance their competitive positions. By outsourcing the manufacturing and related services, they are able to overcome their most pressing business challenges related to cost, asset utilization, quality, time-to-market, demand volatility, and rapidly changing technologies.

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

        Access Leading Engineering Capabilities and Technologies.    Electronic products and the electronics manufacturing technology needed to support them are complex and require significant investment. As a result, OEMs increasingly rely on EMS companies to provide design, engineering services, supply chain management, manufacturing and technological expertise. Through their design and engineering services, and through the knowledge gained from manufacturing and repairing products, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as assist with improvements in the performance, cost and time required to bring products to market. In addition, OEMs gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

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

Celestica's Focus

        We are dedicated to building solid partnerships and delivering innovative supply chain solutions to our customers. To achieve this, we collaborate with our customers to proactively identify and fulfill current requirements and anticipate future needs. We strive to exceed our customers' expectations by offering a range of services to help them lower costs, increase flexibility and predictability, improve quality and provide better service to their customers. We also look at ways to invest in our customers' future by continuing to deepen our knowledge of their businesses and to develop solutions to meet their needs. We constantly look to advance our technical capabilities to help our customers achieve a competitive advantage. By succeeding in the following areas, we believe we will continue to strengthen our competitive position and enhance customer satisfaction and shareholder value:

        Continue to Penetrate Strategic Target End Markets.    We strive to establish a diverse customer base in several industries. We believe our legacy of expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across these markets. Our goal is to grow across our targeted end markets, with particular emphasis on growing our diversified end market, which is comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other end markets. Revenue from our diversified end markets has increased from 12% of total revenue in 2010 to 20% of total revenue in 2012, representing a 78% growth in revenue dollars over the same period.

        Our revenue by end market as a percentage of total revenue is as follows:

	2010	2011	2012
Communications	37%	35%	35%
Consumer	25%	25%	18%
Diversified	12%	14%	20%
Servers	14%	15%	15%
Storage	12%	11%	12%

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our target markets and (iii) enhance the scope of our capabilities and service offerings. As an example, in 2012 we acquired D&H Manufacturing Company ("D&H"), a leading manufacturer of precision machined components and assemblies, primarily for the semiconductor market.

        Continue to Improve Financial Results, Including Revenue Growth, Operating Margins, Return on Invested Capital, and Free Cash Flow.    We continue to focus on (i) managing the mix of business, service offerings and volume of business to improve our overall operating margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iii) improving operating efficiencies to reduce costs and improve operating margins, (iv) completing our planned restructuring actions to reduce costs and improve operating margins, and (v) maximizing free cash flow.

        Develop and Enhance Profitable Relationships with Leading Customers.    We seek to build profitable, strategic relationships with targeted industry leaders that can benefit from our services and solutions. We strive to conduct ourselves as an extension of our customers' organizations which enables us to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong relationships with a diverse mix of leading OEMs and service providers across several of our targeted markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually look to expand the services we offer to our customers, which include prototyping, design, engineering, supply chain services, systems assembly, logistics, fulfillment and after-market services. In 2012, the acquisition of D&H strengthened our offering to semiconductor equipment customers.

        Leverage Expertise in Technology, Quality and Supply Chain Management.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, and allows us to produce a variety of electronic products ranging from high-volume consumer electronics to highly complex technology infrastructure products. We believe our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and collaborative processes associated with our expertise in supply chain management generally have enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We often collaborate with suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

Celestica's Business

Innovative Supply Chain Solutions and Services

        We are a global provider of innovative supply chain solutions. We offer a range of services including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. We leverage our global centers of excellence, information technology and supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain solutions to our customers provides them with a competitive lead time, quality, flexibility and total cost of ownership advantage.

Quality and Lean Six Sigma Culture

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

        In addition to these standards, we continue to deploy Lean and Six Sigma initiatives throughout our operations network. Implementing Lean throughout the manufacturing process improves efficiency, shortens cycle times and reduces waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. Six Sigma ensures continuous improvement by reducing process variation. We also apply the knowledge we gain in our after-market services to improve the quality and reliability of next-generation products for our customers. Success in these areas helps our customers lower their costs, positioning them more competitively in their respective markets.

Design and Engineering Services

        Our global design services and solutions architects are focused on opportunities that span the entire product lifecycle. Supported by a disciplined approach to program management, we strive to provide flexible design solutions and expertise to help customers optimize their development to reduce overall product costs, improve time-to-market and introduce competitively differentiated products. For customer-owned designs, we use design analysis capabilities to minimize design revisions, shorten time-to-market and provide improved manufacturing yields for our customers. Through our collective experience with common technologies across multiple industries and product groups, we believe we can provide quality and cost-focused solutions for our customers' design needs.

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

Prototyping and New Product Introduction

        Prototyping is a critical early-stage process in the development of new products. Our engineers collaborate with our customers' engineers to build early-stage products at our new product introduction centers. These centers are strategically located around the world to enable us to provide a quick response in the early stages of the product development lifecycle.

Supply Chain Management and Services

        We use advanced enterprise resource planning and supply chain management systems to optimize materials management from suppliers through to our customers' customers. The effective management of the supply chain is critical to our customers' success, as it directly impacts the time and cost required to deliver products to market and the capital requirements associated with carrying inventory.

        We strive to provide our customers with the total cost of ownership, including producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest total cost. We also strive to align a network of preferred suppliers in close proximity to our centers of excellence in order to increase the velocity and flexibility of our supply chain, and to deliver the shortest overall product lead times. We believe we deliver a differentiated supply chain offering.

        Through our global supply chain management processes and integrated information technology tools, we strive to provide our customers with enhanced visibility to balance their global demand and supply requirements, including inventory management and order management.

Manufacturing Services

Printed Circuit Board Assembly

        Printed circuit board assembly includes the attachment of electronic components, such as capacitors, microprocessors, resistors and memory modules, to printed circuit boards. Leveraging the skills and expertise of our global network of engineers, we provide our customers with full printed circuit board ("PCB") assembly technology capabilities. These capabilities include design for manufacturing, PCB layout, packaging, assembly, lead-free soldering, test development and data analytics for complex flexible and rigid-flex circuits and hybrid PCBs.

Complex Mechanical Assembly

        We provide systems integration and precision machined components to our semiconductor equipment customers. Complex mechanical systems integration consists of multiple interconnected subsystems that interact with various materials, e.g., fluids, solids, particles and rigid bodies. Such systems are often used in advanced manufacturing applications such as semiconductor manufacturing and processes equipment, medical applications using robotics, and other applications such as cash handling machines where very exact standards are required.

Precision Machining

        We utilize specialized computer numerically controlled machines to manufacture components to high quality and very tight tolerance requirements. Such components are often used in similar applications as noted above for the complex mechanical assembly.

Systems Assembly and Test

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

Product Assurance

        We provide complete product reliability testing, inspection and qualification capabilities to support our customers' full product lifecycle requirements. Our product assurance teams perform product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. We are capable of testing to various industry standards, and we work closely with our customers to execute unique test protocols. We believe that this service allows our customers to assess certification risks early in the product development cycle, saving costs and reducing time-to-market.

Failure Analysis and After-Market Services

        Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. The root causes of failures typically relate to inherent component defects and/or deficiencies in design specifications. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and contamination. Field conditions are simulated in failure analysis laboratories which employ advanced electron microscopes, spectrometers and other advanced equipment. We are also able to discover failures before products are shipped. Our highly qualified engineers work proactively in partnership with suppliers and customers to develop and implement resolutions.

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

Geographies

        For 2012, approximately one-half (2011 and 2010 — one-half) of our revenue was produced in Asia and one-third (2011 and 2010 — one-third) of our revenue was produced in the Americas. A listing of our principal locations is included in Item 4(E), "Information on the Company — Property, Plants and Equipment". Certain geographic information is set forth in note 24 to the Consolidated Financial Statements in Item 18.

Marketing, Sales and Solutions

        We structure our business development teams by targeted end market, with a focus on offering complete manufacturing and supply chain solutions to our customers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our solutions architects to develop specific solutions that meet the needs of each customer's product or supply chain requirements. Our global network is comprised of customer-focused teams, including direct sales representatives, operational and project managers, account executives, and supply chain management teams, as well as senior executives.

Customer Experience and Relationship Management

        We supply products and services to over 100 customers. We target industry leading customers in our strategic markets. Our customers include Alcatel-Lucent, Cisco Systems, Inc., EMC Corporation, Hewlett-Packard Company, Hitachi Global Storage Technologies, Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, Oracle Corporation, Polycom, Inc. and Raytheon Company. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions.

        During 2012, two customers individually represented more than 10% of total revenue (2011 — two customers). Our top 10 customers represented 67% and 71%, respectively, of total revenue for 2012 and 2011.

        We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although the level of business under those agreements is not guaranteed. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. A majority of these agreements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand.

Research and Technology Development

        We use advanced technology in the design, assembly and test of the products we manufacture. We continue to deploy more resources in our global research and development organization to expand our design capabilities. We believe that our processes and skills are among the most sophisticated in the industry.

        Our customer-focused factories are highly flexible and are reconfigured as needed to meet customer-specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly and test processes. We work with a variety of substrate types based on the products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer boards as well as a broad array of advanced component and attachment technologies employed in our customers' products. Increasing demand for full-system assembly solutions continues to drive technical advancement in complex mechanical assembly and configuration. We also work with some sub-components, such as optical modules and complex machined parts, to drive targeted technical advancements to support these opportunities.

        Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. We believe that our inspection technology, which includes X-ray laminography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy, is among the most sophisticated in the EMS industry. We work directly with the leaders in the equipment industry to optimize their products and solutions or to jointly design a solution to better meet our needs and the needs of our customers.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development and technology building blocks that can be used by customers in the development of their products or to accelerate their products time-to-market. Our Joint Design and Manufacturing strategy is focused on developing these design solutions and subsequently managing the other aspects of the supply chain, including manufacturing. We focus our solutions in developing current and next generation storage, server and communications products, in particular, elements of data centers, an area we believe will grow in the future. We work directly with our customers to understand their product roadmaps and to develop the technology solutions to optimally meet their future needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs and we have worked with, and taken a leadership role in, industry groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we will increase our spending in these development areas.

Supply Chain Management

        We share data electronically with our key suppliers and ensure speed of supply through strong relationships with our component suppliers and logistics partners. During 2012, we procured and managed over $5 billion in materials and related services. We view the size and scale of our procurement activities, including our IT systems, as an important competitive advantage, as they enhance our ability to obtain better pricing, influence component packaging and designs, and obtain a supply of components in constrained markets. We procure substantially all of our materials and components pursuant to individual purchase orders that are short-term in nature.

        We strive to provide our customers with the total cost of ownership, including producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality and provide them with the lowest total cost. We also strive to align a network of preferred suppliers in close proximity to our centers of excellence in order to increase the velocity and flexibility of our supply chain and to deliver the shortest overall product lead times.

        We utilize our enterprise systems, as well as specific supply chain IT tools, to provide comprehensive information on our logistics, financial and engineering support functions. These systems provide management with the data required to manage the logistical complexities of the business and are augmented by and integrated with other applications, such as shop floor controls, component and product database management, and design tools.

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

Intellectual Property

        We hold licenses to various technologies which we have acquired in connection with acquisitions. In addition, we believe that we have secured access to all required technology that is material to the current conduct of our business.

        We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We rely largely upon a combination of trade secret laws, non-disclosure agreements with our customers, suppliers, employees and other parties, and upon our internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes. Although we take steps to protect our trade secrets, there can be no assurance that misappropriation will not occur.

        We currently have a limited number of patents and patent applications pending to protect our intellectual property. However, we believe that the rapid pace of technological change makes patent protection less significant than such factors as the knowledge and experience of management and personnel, and our ability to develop, enhance and market electronics manufacturing services.

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

        We may also face competition from current and prospective customers who evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors have greater scale and a broader range of services than we offer. We believe our competitive advantage in our targeted markets is our track record in manufacturing technology, quality, complexity, responsiveness and cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products and services on time and compete favorably on price. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise.

Environmental Matters

        We are subject to various federal/national, state/provincial, local and supra-national laws and regulations, including environmental measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, and health and safety measures related to practices and procedures applicable to the construction and operation of our plants. We believe that we are currently in compliance in all material respects with applicable laws and have management systems in place to maintain compliance.

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

        Environmental legislation also occurs at the product level. Since 2004, we have developed our Green Services™, offering a suite of services that help our customers comply with environmental legislation, such as the European Union's Restriction of Hazardous Substances ("RoHS") and Waste Electrical and Electronic Equipment directive laws and China's RoHS legislation.

Backlog

        Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 days to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since orders may be rescheduled or cancelled.

Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture from quarter-to-quarter. In the past, we have experienced some level of seasonality across some of the end markets we serve. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins, and limited visibility in technology end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Controlling Shareholder Interest

        Onex is our controlling shareholder with a 74% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Such matters include electing our board of directors and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. For further details, refer to footnote 2 in Item 7(A), "Major Shareholders and Related Party Transactions — Major Shareholders".

Government Regulation

        Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income taxes, increased levels and scrutiny of tax audits globally and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits, any of which could adversely affect our financial condition and operating results", "Compliance with governmental laws and obligations could be costly and may impact our operations", and "Compliance or the failure to comply with employment laws and regulations may adversely impact our operating results" in Item 3(D), "Key Information — Risk Factors".

Social Responsibility

        We have a heritage of strong corporate citizenship and uphold policies and principles that focus our corporate social responsibility initiatives across five key focus areas: labor, ethics, the environment, occupational health and safety, and giving back to the community.

        Our guiding policies and principles include:

  •
  Our Values, developed with input from our employees to reflect the characteristics and behaviors that are core to our Company;

  •
  Our Business Conduct Governance Policy, which outlines the ethics and practices we consider necessary for a positive working environment and the high legal and ethical standards to which our employees are held accountable; and

  •
  The Electronics Industry Citizenship Coalition ("EICC"), of which we were a founding member. The EICC's Code of Conduct outlines industry standards to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We are continually working to implement, manage and audit our compliance with this Code.

        We publish a Corporate Social Responsibility Report and a Business Conduct Governance Policy, both of which are available on our corporate website at www.celestica.com. These documents outline our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2013 and beyond.

Financial Information Regarding Geographic Areas

        Details of our financial information regarding geographic areas, including revenues generated in, or property, plants and equipment located in, Canada and foreign countries are disclosed in note 24 to the Consolidated Financial Statements in Item 18. Risks associated with the foreign operations are disclosed in Item 3(D), "Key Information — Risk Factors".

D.    Organizational Structure

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

        IMS International Manufacturing Services Limited, a Cayman Islands corporation;

        1681714 Ontario Inc., an Ontario corporation;

        1755630 Ontario Inc., an Ontario corporation; and

        3250297 Nova Scotia Company (formerly 1282087 Ontario Inc.), a Nova Scotia corporation.

E.    Property, Plants and Equipment

        The following table summarizes our principal facilities as of February 15, 2013. Our facilities are used to provide manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, complex mechanical assembly, precision machining and other related manufacturing and customer support activities, including warehousing, distribution, fulfillment and after-market services.

Major locations	Square Footage	Owned/Leased
	(in thousands)
Canada	888	Owned
California(1)	428	Leased
Oregon	188	Leased
Texas	51	Leased
Mexico(1)	504	Leased
Ireland(1)	241	Leased
Spain	100	Owned
Austria	54	Leased
Romania	186	Owned
Scotland	58	Leased
China(1)	1,198	Owned/Leased
Malaysia(1)	1,549	Owned/Leased
Thailand(1)	1,085	Leased
Singapore(1)	260	Leased
Japan	274	Owned

(1)
This represents multiple locations.

        Our principal executive office is located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7. Our principal facilities are certified to ISO 9001 and ISO 14001 standards, as well as to other industry-specific certifications.

        Our land and facility leases expire between 2013 and 2060. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on commercially reasonable terms.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the 2012 consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 15, 2013 unless we indicate otherwise.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, section 21E of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian provincial and territorial securities legislation, including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results including our revenue and margin forecasts; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring charges, capital expenditures or benefits; our expected tax outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", or similar expressions, or may employ such future or conditional verbs as "may", "will", "could", "should" or "would" or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. Readers should understand that the following important factors, among others, may affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: our dependence on a limited number of customers and on our customers' ability to compete and succeed in the marketplace with the products we manufacture; the effects of price and other competitive factors generally affecting the electronics manufacturing services ("EMS") industry; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to rapid changes in demand and changes in our customers' outsourcing strategies, including the insourcing of programs; the challenges of diversifying our customer base, including the extent and timing of replacing revenue from lost programs or customer disengagements; the challenges of managing changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events, including natural disasters, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials used in our manufacturing process; the risk of non-performance by counterparties; the challenges of mitigating our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results; our ability to successfully manage our global operations and supply chain; increasing income taxes, increased levels and scrutiny of tax audits globally and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits; our ability to successfully implement and complete our restructuring plans and integrate our acquisitions in a timely manner; our ability to define and successfully implement an information technology strategy and countermeasures to mitigate the risk of computer viruses, malware, hacking attempts or outages that may disrupt our operations; and our compliance with applicable laws, regulations and social responsibility initiatives may impact our operations. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which generally range from 30 days to

90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers' products; general economic and market conditions; currency exchange rates; pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by all third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above and elsewhere in this MD&A. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed herein and in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Administrators.

        Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Enterprise Computing (comprised of servers and storage), and Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other) end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in their supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

        Our global operating network spans the Americas, Asia and Europe. We manage and operate facilities around the world with specialized supply chain management, including high-mix/low-volume manufacturing capabilities, to meet the specific market and customer product lifecycle requirements. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence strategically located throughout the world. We strive to align a network of preferred suppliers in close proximity to these centers in order to increase the velocity and flexibility of our supply chain, to deliver higher quality, shorter product lead times and reduced inventory.

        We offer a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. We are focused on expanding these service offerings across our major markets with existing and new customers and on growing our business in our diversified end market. We continue to invest in assets and resources to expand our design, engineering and after-market service capabilities, while continuing to pursue higher-value opportunities with existing customers. In September 2012, we completed the acquisition of D&H Manufacturing Company ("D&H"), a leading manufacturer of precision machined components and assemblies, strengthening our complex mechanical and systems integration offering.

        Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. Revenue generated from our customers will vary from period to period depending on the success in the marketplace of our customers' products, changes in demand from our customers for the products we manufacture, and the volume and timing of new program wins, losses or follow-on business from our customers, among other factors. In the aggregate, our top 10 customers represented 67% of revenue in 2012 (2011 — 71%). In June 2012, we announced that we would wind down our manufacturing services for Research In Motion Limited ("RIM"). We completed our manufacturing services for RIM and the related transition activities by the end of 2012. Our revenue from RIM was minimal in the fourth quarter of 2012, down from 10% of revenue in the third quarter of 2012 and 20% of revenue in the fourth quarter of 2011. RIM represented 12% of revenue in 2012 (2011 — 19%; 2010 — 20%). We cannot assure the timely replacement of the RIM revenue. See "Summary of 2012" below for further discussion.

        The products and services we provide can be found in a wide variety of applications, including servers; networking, wireless and telecommunications equipment; storage devices; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; peripherals; semiconductor equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

        We continue to invest to strengthen our position in the EMS industry, through investments in people, new service offerings and capabilities; and we will continue to improve our operational performance and global quality and information technology systems, software and tools to be recognized as one of the leading companies in the industry.

        Our priorities include (i) profitable growth in our targeted business areas, (ii) continuous improvement in our financial results, including revenue growth, operating margins, returns on invested capital, and free cash flow, (iii) developing and enhancing profitable relationships with leading customers in our strategic target markets, and (iv) increasing and strengthening our capabilities in technologies and service offerings beyond our traditional areas of EMS expertise. We believe that success in these areas will continue to strengthen our competitive position and enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services such as design, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our enterprise computing, communications and diversified end markets.

        We established three-year financial targets at the beginning of 2010. These targets included achieving a compound annual revenue growth rate of 6% to 8% by the end of 2012, and generating the following performance on non-IFRS measures: annual operating margin of 3.5% to 4.0%, annual return on invested capital ("ROIC") of greater than 20% and annual free cash flow of between $100 million and $200 million. As a result of the wind down of our manufacturing services for RIM and the challenging demand outlook, in the second quarter of 2012, we withdrew our compound annual revenue growth target and annual operating margin target and maintained our targets for annual ROIC and annual free cash flow. The three-year period ended December 31, 2012.

        For 2012, we achieved a ROIC of 21.5% (exceeding our target of 20%), despite a 10% decrease in revenue compared to 2011. We generated free cash flow of $211.4 million (exceeding our target of $100 million to $200 million).

        Our financial results are impacted by such factors as the changing demand for our customers' products in various end markets, our revenue mix, changes to our customers' supply chain strategies, the size and timing of customer program bookings by end markets, the costs and timing of ramping new business, program losses or customer disengagements, and the operating margin achieved and capital deployed for the services we provide to customers, among other factors discussed below.

        Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and are not necessarily comparable to similar measures presented by other companies. We use non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) set management incentive targets. See "Non-IFRS measures" below.

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

        EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited, making revenue from customers and by end markets difficult to predict. Short product lifecycles inherent in technology markets, short production lead times expected by our customers, rapid shifts in technology for our customers' products, frequent changes in preference by our customers' customers, model obsolescence and general volatility in the economy are contributing factors. The global economy and financial markets continue to be uncertain and may continue to negatively impact the operations of major EMS providers such as Celestica. Uncertainty surrounding the extent and timing of the global economic recovery may impact future demand for our products and services. We will continue to monitor the dynamics and impacts of the global economic environment and will work to manage our priorities, costs and resources to address changes as they occur.

        External factors that could impact the EMS industry and our business include natural disasters, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we, our suppliers and our customers operate. These types of local events could disrupt operations at one or more of our facilities or those of our customers, component suppliers or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or the ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our facilities and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage.

        Our business is also affected by customers who will sometimes shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, or their preference or need to consolidate their supply chain capacity or the number of supply chain partners. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better balance their supply continuity risk. As we respond to the impact of these customer decisions, these changes may impact, among other items, our revenue and operating margin, the costs of planned restructuring, the level of our capital expenditures and our cash flows.

        We expect overall end market demand to remain soft and, together with the impact of seasonality, we expect revenue, at the mid-point of our guidance ($1.325 billion to $1.425 billion, provided on January 22, 2013), for the first quarter of 2013 to decrease approximately 8% compared to the fourth quarter of 2012, and to decrease approximately 19% compared to the first quarter of 2012 primarily due to our disengagement from the RIM manufacturing services business. Excluding revenue from RIM in the first quarter of 2012, we expect revenue for the first quarter of 2013 to be relatively flat year-over-year. We were recently notified by one of our customers in the server end market that it will insource a systems assembly program commencing in the second quarter of 2013. As a result, we expect revenue from our server end market to decline by approximately $50 million in the second quarter of 2013 compared to the first quarter of 2013. We expect revenue from our communications end market to increase in the second half of 2013 compared to the first half, in part due to a new program win from a significant customer which is consolidating its supplier base. We anticipate a challenging first half of 2013 with operating margin in the range of 2.0% to 2.5%, based on current customer forecasts and the timing of ramping new programs. Our revenue and operating margin will be impacted by the overall end market demand, the timing, extent and pricing of new or follow-on business, as well as the costs and timing of the ramping. Despite the challenging environment, we remain committed to making the appropriate investments required to support our long-term objectives necessary to create value while managing costs and resources to maximize productivity.

Summary of 2012

        Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2012 and the results of operations, comprehensive income and cash flows for the year ended December 31, 2012.

Wind down of manufacturing services for RIM and restructuring update:

        In June 2012, we announced the wind down of our manufacturing services for RIM. We completed our manufacturing services for RIM and the related transition activities by the end of 2012. Revenue from RIM was 10% of total revenue in the third quarter of 2012 and was minimal in the fourth quarter of 2012. RIM represented 12% of revenue in 2012, down from 19% in 2011 and 20% in 2010.

        We are actively pursuing new business opportunities to replace the lost revenue from RIM. We cannot assure the timely replacement of this lost revenue. We anticipate continued short-term pressure on our operating margins in the first half of 2013. Our operating margins each quarter are also impacted by changes in demand from our customers, the mix of customers and the types of products or services we provide, pricing pressures, utilization of manufacturing capacity, and the costs and timing of ramping new business, among other factors.

        Due to the historical significance of RIM to our operations and in order to improve our overall margin performance, we previously announced that we would take restructuring actions throughout our global network to reduce our overall cost structure. In July 2012, we estimated total restructuring charges of between $40 million and $50 million in connection with these restructuring actions. Our current estimate of the total restructuring charges to complete our planned actions, which we expect to complete by the end of June 2013, is between $55 million and $65 million, taking into account additional actions in response to the continued challenging demand environment. Of this estimated amount, we recorded $44.0 million of restructuring charges in 2012. In 2012, we recorded cash charges of $27.8 million, primarily related to employee termination costs for our RIM operations and other actions throughout our global network, and non-cash charges of $16.2 million, primarily to write down to recoverable amounts the RIM-related equipment that was no longer in use in Mexico, Romania and Malaysia. We recorded restructuring charges of $14.5 million in 2011 related to a previous restructuring program.

        The following table shows certain key operating results and financial information for the years indicated (in millions, except per share amounts):

	Year ended December 31
	2010	2011	2012
Revenue	$6,526.1	$7,213.0	$6,507.2
Gross profit	444.1	491.4	438.4
Selling, general and administrative expenses (SG&A)	252.1	253.4	237.0
Other charges	49.9	6.5	59.5
Net earnings	101.2	195.1	117.7
Diluted earnings per share	$0.44	$0.89	$0.56

	December 31 2010	December 31 2011	December 31 2012
Cash and cash equivalents	$632.8	$658.9	$550.5
Total assets	3,013.9	2,969.6	2,658.8

        Revenue of $6.5 billion for 2012 decreased 10% from $7.2 billion for 2011; approximately 90% of this decrease was due to the wind down of our RIM manufacturing services. Excluding revenue from RIM for both years, our revenue for 2012 decreased 1% compared to 2011. Compared to 2011, revenue dollars from consumer decreased 37% primarily due to the wind down of our manufacturing for RIM, and communications and servers decreased 10% and 6%, respectively, due to overall demand weakness. These decreases were offset in part by our diversified end market which increased 27%, or $285 million, compared to 2011, primarily driven by new program wins and acquisitions. Revenue from our acquisitions contributed approximately one-half of the revenue increase in this end market year-over-year. Revenue dollars from our storage end market in 2012 were flat compared to 2011. Communications and diversified were our largest end markets for 2012, representing 35% and 20%, respectively, of total revenue.

        Gross profit decreased 11% to $438.4 million (6.7% of total revenue) for 2012 from $491.4 million (6.8% of total revenue) for 2011, in line with the revenue decrease. SG&A for 2012 decreased 6% to $237.0 million (3.6% of total revenue) from $253.4 million (3.5% of total revenue) for 2011, reflecting lower variable compensation expenses and overall cost savings. The change in gross margin and SG&A as a percentage of total revenue in 2012 was primarily driven by lower revenue levels in 2012. Net earnings for 2012 of $117.7 million were $77.4 million lower than for 2011, primarily due to overall lower volumes and higher restructuring and impairment charges, offset in part by higher income tax recoveries in 2012 compared to 2011.

        Our balance sheet remains strong. Our cash and cash equivalents at December 31, 2012 were $550.5 million (December 31, 2011 — $658.9 million). Free cash flow for 2012 was $211.4 million, up 47% from $144.1 million for 2011. At December 31, 2012, we had drawn $55.0 million (December 31, 2011 — no amounts drawn) under our revolving credit facility. We entered into a new uncommitted accounts receivable ("A/R") sales facility in November 2012 and had sold $50.0 million of A/R under this program as of December 31, 2012 (December 31, 2011 — sold $60.0 million of A/R under a prior A/R sales facility). We repaid a deposit of $30.0 million to RIM in the fourth quarter of 2012 and had no customer deposits at December 31, 2012 (December 31, 2011 — $120.0 million deposit).

        In September 2012, we completed the acquisition of D&H, a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world's leading semiconductor capital equipment manufacturers. We financed the purchase price of $71.0 million, net of cash acquired, from cash on hand. This acquisition did not have a significant impact on our consolidated results of operations for 2012.

        During the fourth quarter of 2012, we launched and successfully completed a substantial issuer bid ("SIB") and paid $175 million to repurchase for cancellation 22.4 million subordinate voting shares at a price of $7.80 per share. We funded the share repurchases using a combination of cash on hand and cash from our revolving credit facility. During 2012, we also paid $113.8 million to repurchase for cancellation 13.3 million subordinate voting shares at a weighted average price of $8.52 per share under our recently completed Normal Course Issuer Bid ("NCIB"). During 2012, we returned over $280 million to our shareholders through share repurchases under our SIB and NCIB.

        In the fourth quarter of 2012, we entered into an Automatic Share Purchase Plan ("ASPP") with a trustee for the purchase of 2.2 million subordinate voting shares in the open market to satisfy the deliveries in respect of share unit awards vesting under our equity-based compensation plans in the first quarter of 2013. This ASPP allowed the trustee to purchase our subordinate voting shares for such purposes at any time through January 31, 2013, including during any applicable trading blackout periods. We paid $17.9 million to the trustee to fund purchases under this ASPP. During 2012 and prior to the ASPP, we also paid $3.8 million for the trustee to purchase our subordinate voting shares in the open market for delivery under our equity-based compensation plans.

Summary of 2011

        Revenue for 2011 of $7.2 billion increased 11% from $6.5 billion in 2010. Compared to 2010, revenue dollars from our diversified end market increased 40%, server increased 14%, consumer increased 11%, and communications increased 5%. These revenue increases were primarily due to new program wins with existing and new customers and from acquisitions. Revenue from our acquisitions contributed approximately one-third of the revenue increase in our diversified end market. Communications and consumer were our largest end markets for 2011, representing 35% and 25%, respectively, of total revenue (2010 — 37% and 25%, respectively). Revenue dollars from our storage end market decreased 4% from 2010.

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

        In June 2011, we completed the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation Inc. ("Brooks Automation") for $80.5 million, funded with cash on hand and $45.0 million from our revolving facility which we repaid in 2011.

        During 2011, we paid $49.4 million (2010 — $26.2 million) for a trustee's purchase of our subordinate voting shares in the open market for delivery under our equity-based compensation plans.

Other performance indicators:

        In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
Cash cycle days:
Days in A/R	45	42	40	41	42	41	46	45
Days in inventory	50	53	52	51	52	50	53	51
Days in A/P	(64)	(60)	(56)	(56)	(59)	(57)	(60)	(57)

Cash cycle days	31	35	36	36	35	34	39	39
Inventory turns	7.4x	6.8x	7.0x	7.2x	7.0x	7.3x	7.0x	7.2x

	2011				2012
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Amount of A/R sold (in millions)	$60.0	$120.0	$100.0	$60.0	$60.0	$45.0	$60.0	$50.0
Amount of customer deposits (in millions)	$50.0	$83.0	$100.0	$120.0	$99.0	$57.6	$30.0	$—

        Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.

        Cash cycle days for the fourth quarter of 2012 increased by 3 days to 39 days compared to the same period in 2011 primarily as a result of the increase in the days in A/R. The increase in the days in A/R for the fourth quarter of 2012 was primarily due to a lower revenue base and changes in customer mix compared to the same period in 2011. A reduction in the amount of A/R we sold in the fourth quarter of 2012, compared to the same period in 2011, also negatively impacted this quarter's days in A/R.

        Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See "Non-IFRS measures" below.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2012 consolidated financial statements.

Key sources of estimation uncertainty and judgment:

        We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGU); our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, the rate of return on our pension assets and the discount rates applied to our pension and non-pension post-employment benefit liabilities.

        We have applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted; and the timing of the recognition of charges associated with restructuring plans.

Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. Cost includes direct materials, labor and overhead. We procure inventory based on specific customer orders and forecasts. We may require valuation adjustments if actual market conditions or demand for our customers' products are less favorable than we had projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and the future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the suppliers or customers. We use estimates to forecast future sales volume and to identify excess inventory balances. A change to these assumptions could impact our inventory valuation and impact our gross margins. To the extent circumstances change, we may adjust our previous write-downs through our consolidated statement of operations in the period a change in estimate occurs.

Income taxes:

        We record an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction at the enacted or substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain and estimates are required for exposures related to examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. We believe that our income tax liability reflects the probable outcome of our income tax obligations based on the facts and the circumstances; however, the final income tax outcome may be different from our estimates. A change to these estimates could impact our income tax provision.

        We recognize deferred income tax assets to the extent we believe it is probable that the amount will be realized. We consider factors such as the reversal of taxable temporary differences, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the amount of deferred income tax assets we recognize.

Goodwill, intangible assets and property, plant and equipment:

        We estimate the useful lives of intangible assets and property, plant and equipment based on the nature of the asset, historical experience, the projected period of future economic benefits to be provided by the assets, the terms of any related customer contract, and expected changes in technology. We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or CGU for impairment. Absent triggering events during the year, we conduct our impairment assessment in the fourth quarter of the year to correspond with our planning cycle. Judgment is required in the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds the recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount of an asset, CGU or group of CGUs is subjective and requires management to exercise significant judgment in estimating future growth and discount rates, and projecting cash flows, among other factors. The process of determining fair value less costs to sell requires the valuation and use of appraisals to support our real property values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU or group of CGUs to reduce the carrying amount of goodwill and then to reduce the carrying amount of other assets in the CGU or group of CGUs on a pro rata basis.

        We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses other than for goodwill if the losses we recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount. The amount of the reversal is limited to restoring the carrying amount to the amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.

Restructuring charges:

        We incur restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. Our restructuring charges include employee severance and benefit costs, costs related to leased facilities and equipment we no longer use, gains, losses or impairments related to owned facilities and equipment we no longer use and which are available for sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. Our major assumptions include the timing and number of employees we will terminate, the measurement of termination costs, and the timing of disposition and estimated fair values less costs to sell for assets we no longer use and are available for sale. We recognize employee termination costs in the period the detailed plans are approved and when the restructuring actions have either commenced or have been announced to employees. For owned facilities and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. For leased facilities that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in future estimates.

Pension:

        We have pension and non-pension post-employment benefit costs and liabilities that are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. The fair values of our pension assets were based on a measurement date of December 31, 2012. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. There can be no assurance that our pension plan assets will earn the assumed rate of return. Market driven changes may affect our discount rates and other variables which could cause actual results to differ from our estimates, and such differences may be material. Changes in assumptions could impact our pension plan valuations and our future pension expense and funding. See notes 2(n) and 18 to our consolidated financial statements.

Stock-based compensation:

        We recognize the grant date fair value of options granted to employees as compensation expense, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the period the employees become entitled to the options. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for equity-settled restricted share units ("RSUs"), and for performance share units ("PSUs") granted prior to 2011, is based on the market value of our subordinate voting shares at the time of grant. We amortize the cost of RSUs and PSUs to compensation expense with a corresponding charge to contributed surplus over the period the employees become entitled to the awards. The cost we record for PSUs, which vest based on a non-market performance condition, is based on our estimate of the outcome of the performance condition. We adjust the cost of PSUs as new facts and circumstances arise; and the timing of these adjustments is subject to judgment. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee. We have also cash-settled certain awards which we account for as liabilities and remeasure them based on our share price at each reporting date until the settlement date. We record the corresponding charge or recovery to compensation expense in our consolidated statement of operations.

        We determine the cost we record for PSUs granted in 2011 and 2012 using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return ("TSR") relative to the TSR of a pre-defined EMS competitor group. We do not adjust the grant date fair value regardless of the eventual number of awards that are earned based on the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions will not be satisfied.

        We grant deferred share units ("DSUs") to certain members of our board of directors as part of their compensation, which is comprised of an annual retainer, an annual equity award and meeting fees. We amortize the cost of DSUs to compensation expense over the period the services are rendered.

Operating Results

        Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs. The level and timing of customer orders will vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and the costs associated with, new program ramps; volumes and seasonality of business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements and the timing of replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of acquisitions and the related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

        In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons, including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, mergers and consolidation among customers, as well as decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand amongst their EMS providers and/or may shift programs from one region to another region within an EMS provider's global network. Customers may also decide to insource production they had previously outsourced to utilize their excess internal capacity or for other reasons. Our operating results for each period include the impacts associated with program wins, losses or follow-on business from customers as well as acquisitions. The volume of, profitability of or the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

        The following table sets forth certain operating data expressed as a percentage of revenue for the years indicated:

	Year ended December 31
	2010	2011	2012
Revenue	100.0%	100.0%	100.0%
Cost of sales	93.2	93.2	93.3

Gross profit	6.8	6.8	6.7
SG&A	3.9	3.5	3.6
Research and development costs	—	0.2	0.2
Amortization of intangible assets	0.2	0.2	0.2
Other charges	0.8	0.1	0.9
Finance costs	0.1	—	0.1

Earnings before income tax	1.8	2.8	1.7
Income tax expense (recovery)	0.2	0.1	(0.1)

Net earnings	1.6%	2.7%	1.8%

Revenue:

        Effective the first quarter of 2012, we combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes. We also combined prior period percentages for comparison purposes.

        Revenue for 2012 of $6.5 billion decreased 10% from $7.2 billion in 2011; approximately 90% of this decrease was due to the wind down of our RIM manufacturing services. Excluding revenue from RIM for both years, our revenue for 2012 decreased 1% compared to 2011. Compared to 2011, revenue dollars from consumer decreased 37% primarily due to the wind down of our manufacturing for RIM, and communications and servers decreased 10% and 6%, respectively, due to overall demand weakness. These decreases were offset in part by our diversified end market which increased 27%, or $285 million, compared to 2011, primarily driven by new program wins and acquisitions. Revenue from our acquisitions contributed approximately one-half of the revenue increase in this end market year-over-year. Revenue dollars from our storage end market in 2012 were flat compared to 2011. Communications and diversified were our largest end markets for 2012, representing 35% and 20%, respectively, of total revenue.

        Revenue for 2011 of $7.2 billion increased 11% from $6.5 billion in 2010. Compared to 2010, revenue dollars from our diversified end market increased 40%, server increased 14%, consumer increased 11%, and communications increased 5%. These revenue increases were primarily due to new program wins with existing and new customers and from acquisitions. Revenue from our acquisitions contributed approximately one-third of the revenue increase in our diversified end market. Communications and consumer were our largest end markets for 2011, representing 35% and 25%, respectively, of total revenue (2010 — 37% and 25%, respectively). Revenue dollars from our storage end market decreased 4% from 2010.

        The following table shows revenue from the end markets we serve as a percentage of revenue for the years indicated:

	2010	2011	2012
Communications	37%	35%	35%
Consumer	25%	25%	18%
Diversified	12%	14%	20%
Servers	14%	15%	15%
Storage	12%	11%	12%
Revenue (in billions)	$6.53	$7.21	$6.51

        Our product and service volumes, revenue and operating results vary from period-to-period depending on the success in the marketplace of our customers' products, changes in demand from the customer for the products we manufacture, the impact of seasonality for various end markets, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, loss or follow-on business from customers, the transfer of programs among our facilities at our customers' request and the timing and rate at which new programs are ramped up, among other factors. We are dependent on a limited number of customers in the communications and enterprise computing end markets for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers transferring business among EMS competitors or customers changing the volumes they outsource and the constantly changing dynamics of the global economy will continue to impact our business from period to period.

        In the past, we have experienced some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

        The significant decrease in revenue from our consumer end market in 2012, primarily due to our disengagement from RIM, resulted in proportionately higher percentages of total revenue for all of our other end markets in 2012 compared to their respective revenue percentages in the prior periods.

        Our communications end market represented 35% of total revenue for both 2012 and 2011 and 37% for 2010. Revenue dollars from this end market decreased 10% in 2012 compared to 2011, primarily due to weaker demand across a number of customers in this end market. The decrease in our communications end market as a percentage of total revenue from 2010 to 2011 was a result of lower volumes associated with weaker demand from some of our customers for the products we manufacture and the insourcing of a program by one customer.

        Our consumer end market represented 18% of total revenue for 2012, down from 25% of total revenue for 2011 and 2010, primarily as a result of our disengagement from RIM in 2012. RIM was our largest customer and had represented approximately three-quarters of our consumer business in 2011 and 2010. Our revenue from RIM was minimal for the fourth quarter of 2012 and 12% for 2012 (2011 — 19%, 2010 — 20%) as we completed our manufacturing services and the related transition activities for RIM by the end of 2012. We cannot assure the timely replacement of this lost revenue.

        Our diversified end market represented 20% of total revenue for 2012, up from 14% in 2011 and 12% in 2010. Revenue dollars from our diversified end market increased 40% in 2011 compared to 2010, and a further 27% in 2012 compared to 2011. New program wins and revenue from acquisitions contributed to the increases in revenue in this end market during the past two years. Revenue from our acquisitions contributed approximately one-half of the revenue increase in our diversified end market from 2011.

        Revenue dollars from our server end market decreased 6% compared to 2011 as a result of demand weakness from one of our top customers. Revenue dollars from our storage end market for 2012 were flat compared to 2011. Compared to 2010, revenue dollars from our server end market increased 14% in 2011, primarily due to new program wins, and revenue dollars from our storage end market deceased 4% in 2011.

        For 2012, we had two customers (RIM and Cisco Systems) that individually represented more than 10% of total revenue (2011 — two customers; 2010 — one customer). RIM accounted for 12% of total revenue for 2012 (2011 — 19%; 2010 — 20%).

        Whether any of our customers individually accounts for more than 10% of revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers' product, seasonality of business, the extent and timing of new program wins, losses or follow-on business, the phasing in or out of programs, the growth rate of other customers, price competition and changes in our customers' supplier base or supply chain strategies.

        In the aggregate, our top 10 customers represented 67% of revenue in 2012 (2011 — 71%; 2010 — 72%). We are dependent upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer, would have a material adverse impact on our business, our operating results and our financial position.

        In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

        We believe that delivering profitable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We continue to pursue new customers and acquisition opportunities to expand our end market penetration, diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the years indicated:

	Year ended December 31
	2010	2011	2012
Gross profit (in millions)	$444.1	$491.4	$438.4
Gross margin	6.8%	6.8%	6.7%

        Gross profit for 2012 decreased 11% from 2011, in line with the revenue decrease. Gross margin as a percentage of total revenue decreased from 6.8% for 2011 to 6.7% for 2012, primarily due to lower revenue levels.

        Gross profit for 2011 increased 11% from 2010, in line with the revenue increase. Gross margin as a percentage of revenue was 6.8% in both 2011 and 2010.

        Multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher revenue concentration in lower gross margin products and end markets; pricing pressure; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

        Our gross profit and SG&A are impacted by the level of variable compensation expense we record in each period. Variable compensation includes our team incentive plans available to eligible employees, sales incentive plans and equity-based compensation, such as stock options, PSUs and RSUs. See "Stock-based compensation" below. The amount of variable compensation expense varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

        SG&A for 2012 of $237.0 million (3.6% of revenue) decreased 6% compared to $253.4 million (3.5% of revenue) for 2011, reflecting lower variable compensation expenses and overall cost savings. The increase in SG&A as a percentage of revenue for 2012 compared to 2011 reflects the lower revenue levels in 2012.

        SG&A for 2011 of $253.4 million (3.5% of revenue) was relatively flat compared to $252.1 million (3.9% of revenue) for 2010. The decrease in SG&A as a percentage of revenue for 2011 compared to 2010 reflects the higher revenue levels in 2011.

Stock-based compensation:

        Our stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settle in cash and plan adjustments. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We recorded the following stock-based compensation expense in cost of sales and SG&A for the years indicated (in millions):

	Year ended December 31
	2010	2011	2012
Stock-based compensation	$41.9	$44.2	$35.6

        Stock-based compensation expense for 2012 decreased $8.6 million from 2011, reflecting lower mark-to-market and plan adjustments, as described below, and higher expense reversals due to forfeited awards related to terminated employees.

        Stock-based compensation expense for 2011 increased $2.3 million from 2010. Our 2011 expense included $4.8 million due to changes to our retirement eligibility of our equity-based compensation plans and a $2.7 million mark-to-market adjustment for awards we settled in cash, compared to a $7.6 million mark-to-market adjustment in 2010.

        In 2010, we elected to cash-settle certain awards vesting in the first quarter of 2011 due to limitations on the number of subordinate voting shares that could be purchased in the open market during the term of a prior share buy-back program. We also elected to cash-settle certain RSUs vesting in the fourth quarter of 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB. We account for cash-settled awards as liabilities and we remeasure these based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. The mark-to-market adjustment on these cash-settled awards was $0.2 million for 2012 (2011 — $2.7 million; 2010 — $7.6 million). When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4 million, representing the fair value of these awards, from contributed surplus to accrued liabilities. As management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we have accounted for these share unit awards as equity-settled awards. See "Cash requirements" below.

        We made changes in 2011 to the retirement eligibility clauses in our equity-based compensation plans which required us to accelerate recognition of the related compensation expense. The adjustment we recorded to stock-based compensation expense for 2011 was $1.7 million higher than the adjustment we recorded in 2012; the adjustment in 2011 also included an adjustment for unvested awards granted prior to 2011.

Other charges:

  (i)
  We have recorded the following restructuring charges for the years indicated (in millions):

	Year ended December 31
	2010	2011	2012
Restructuring charges	$35.8	$14.5	$44.0

        Due to the significance of RIM to our operations and in order to improve our overall margin performance, we announced in July 2012 that we would take restructuring actions throughout our global network to reduce our overall cost structure. In July 2012, we estimated total restructuring charges of between $40 million and $50 million in connection with these restructuring actions. Our current estimate of the total restructuring charges to complete our planned actions, which we expect to complete by the end of June 2013, is between $55 million and $65 million, taking into account additional actions in response to the continued challenging demand environment. Of this amount, we recorded $44.0 million in 2012.

        Our restructuring charges in 2012 were related to the wind down of our manufacturing services for RIM and other actions throughout our global network. In 2012, we recorded cash charges of $27.8 million, primarily related to employee termination costs for our RIM operations and other actions throughout our global network. We also recorded non-cash charges of $16.2 million primarily to write down to recoverable amounts the RIM-related equipment that was no longer in use in Mexico, Romania and Malaysia. At December 31, 2012, our restructuring liability was $14.8 million, comprised primarily of employee termination costs which we expect to pay during the first half of 2013. All cash outlays have been, and the balance will be, funded from cash on hand.

        During 2011 and 2010, we recorded net restructuring charges of $14.5 million and $35.8 million, respectively, related to a previous restructuring program. These restructuring charges were primarily for employee termination costs and contractual lease obligations.

        We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the marketplace and/or our exit from less profitable, non-core or non-strategic operations. The frequency of customers transferring business among EMS competitors, or customers changing the volumes they outsource, or the transfer of programs among our facilities at our customers' request may also result in future restructuring actions.

  (ii)
  We have recorded the following impairment charges for the years indicated (in millions):

	Year ended December 31
	2010	2011	2012
Asset impairment	$9.1	$—	$17.7

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant, and equipment in the fourth quarter of each year and whenever triggering events indicate that the carrying amount of an asset, CGU or group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds the recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell.

        In the second quarter of 2012, we tested the carrying amounts of the CGUs that were impacted by the wind down of our manufacturing services for RIM in Mexico, Romania and Malaysia. We recorded an impairment loss on our RIM-related assets that were available for sale through restructuring charges. See discussion under restructuring charges in "Other charges" above. We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

        In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $17.7 million, comprised of $14.6 million against goodwill, $0.7 million against computer software and $2.4 million against property, plant and equipment. The majority of our goodwill impairment related to the Allied Panels business we acquired in 2010. Our overall progress and our ability to ramp the healthcare business have been slower than we originally anticipated. As a result, we recorded an impairment loss of $11.9 million relating to Allied Panels.

        Our CGU arising from the 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation, which includes $33.8 million of goodwill, has been impacted by the downturn in the semiconductor industry. This CGU continues to develop business with its significant customers and we have assumed growth for this CGU in 2013 and beyond. In addition to new business, we have assumed an overall improvement in semiconductor end market demand. Failure to realize the assumed revenues at an appropriate profit margin could result in an impairment in a future period for this CGU. For our impairment test of this CGU, we used a discount rate of 20%. No impairment would arise if the discount rate were to increase to 30%.

        During the fourth quarter of 2011, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment and determined there was no impairment (2010 — impairment of $9.1 million).

Income taxes:

        We had an income tax recovery of $5.8 million on earnings before tax of $111.9 million in 2012 compared to an income tax expense of $3.7 million on earnings before tax of $198.8 million for 2011 and income tax expense of $18.2 million on earnings before tax of $119.4 million for 2010. Current income taxes for 2012 consisted primarily of the tax expense in jurisdictions with current taxes payable and tax benefits arising from changes to our provisions related to certain tax uncertainties. Deferred income taxes for 2012 were comprised primarily of deferred income tax assets of $10.4 million we recognized in the United States as a result of the D&H acquisition, offset in part by net deferred income tax expense for changes in temporary differences in various jurisdictions. In addition, during the fourth quarter of 2012, we commenced a corporate tax reorganization involving certain of our European subsidiaries. As a result, we recognized $17.0 million of deferred income tax assets as it became probable that the temporary differences associated with our investment in these subsidiaries would reverse in the foreseeable future.

        Current income taxes for 2011 consisted primarily of the tax expense in jurisdictions with current taxes payable and changes to our net provisions related to tax uncertainties, including current tax recoveries resulting from the settlement of tax audits. Deferred income taxes for 2011 were comprised primarily of the deferred tax recovery we recognized in Canada for an inter-company investment we wrote off relating to a restructured subsidiary. Current income taxes for 2010 consisted primarily of the tax expense in jurisdictions with current taxes payable and additional taxes and penalties related to a tax audit in Hong Kong (which we formally settled in the second quarter of 2011). Deferred income taxes for 2010 were comprised primarily of deferred tax recoveries for future deductible temporary differences and recognition of certain deferred income tax assets previously not recognized in Canada.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly period to period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2014 and 2020). Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our tax expense could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the conditions.

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

        Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions, with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, with additional proposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $41 million at current exchange rates).

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $30.5 million Canadian dollars (approximately $30.6 million at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisers.

        In connection with a tax audit in Brazil, tax authorities had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position. As the ruling generally favored the taxpayer, the Brazilian tax authorities appealed the matter to a higher court. In June 2012, the Brazilian Higher Administrative Court unanimously upheld the Lower Administrative Court decision. Although we believe it is unlikely to occur due to the recent unanimous decision by the higher court, the Brazilian tax authorities have the right to present a Special Appeal to change the decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 48.8 million Brazilian reais (approximately $23.9 million at current exchange rates).

        The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Acquisitions:

        We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expected.

        In January 2010, we completed the acquisition of Scotland-based Invec Solutions Limited ("Invec"), a provider of warranty management, repair and parts management services. In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH ("Allied Panels") which enhanced our healthcare offering by expanding our capability in the healthcare diagnostics and imaging market. In June 2011, we completed the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation. The operations, based in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world's largest semiconductor equipment manufacturers. This acquisition strengthened our service offerings by providing our customers with additional capabilities in complex mechanical and systems integration services.

        In September 2012, we completed the acquisition of D&H, a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world's leading semiconductor capital equipment manufacturers. This acquisition further enhanced our entry into the semiconductor capital equipment market. We financed the purchase price of $71.0 million, net of cash acquired, from cash on hand. The amount of goodwill arising from the acquisition was $26.4 million (of which we expect none to be tax deductible) and the amount of amortizable customer intangible assets was $24.0 million. We expensed acquisition-related transaction costs of $0.9 million in 2012 through other charges. This acquisition did not have a significant impact on our consolidated results of operations for 2012.

        Revenue and earnings for each of the reporting periods would not have been materially different had the acquisitions occurred at the beginning of their respective years.

Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the years indicated (in millions):

	December 31
	2010	2011	2012
Cash and cash equivalents	$632.8	$658.9	$550.5

	Year ended December 31
	2010	2011	2012
Cash provided by operating activities	$165.9	$196.3	$312.4
Cash used in investing activities	(61.1)	(125.7)	(168.0)
Cash used in financing activities	(409.7)	(44.5)	(252.8)

Changes in non-cash working capital items (included with operating activities above):
A/R	$(111.8)	$147.0	$116.7
Inventories	(162.8)	2.0	147.3
Other current assets	(11.9)	3.9	6.7
A/P, accrued and other current liabilities and provisions	211.4	(216.9)	(193.1)

Working capital changes	$(75.1)	$(64.0)	$77.6

Cash provided by operating activities:

        Cash generated from operations for 2012 increased 59% to $312.4 million from $196.3 million for 2011, despite the lower net earnings in 2012 compared to 2011. The increase in cash generated from operations is primarily due to lower A/R and inventory at the end of 2012, due in part to our disengagement from RIM.

        We generated $196.3 million in cash from operations during 2011 driven primarily by the net earnings for 2011, after adding back non-cash items such as depreciation and amortization expense, offset partially by negative working capital. Negative working capital was driven primarily by a decrease in A/P compared to 2010, offset partially by a reduction in A/R. The decrease in A/P, accrued and other liabilities and provisions reflects primarily lower inventory purchases, offset partially by a $45.0 million increase in the amount of the RIM deposit. The improvement in A/R for 2011 reflects lower revenue levels in the fourth quarter of 2011 relative to the fourth quarter of 2010 and continued strong collections.

        Included in our cash and A/P balances at December 31, 2011 was a $120 million deposit we received from RIM, which was repaid in 2012. We did not have any customer deposits as at December 31, 2012. At December 31, 2010, we had a $75 million deposit from RIM which we repaid in 2011.

Cash used in investing activities:

        Our capital expenditures for 2012 were $105.9 million (2011 — $62.3 million; 2010 — $60.8 million). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We spent approximately $30 million during 2012 related to a building we acquired in Malaysia. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

        In September 2012, we completed the acquisition of D&H. We financed the purchase price of $71.0 million, net of cash acquired, with cash on hand. In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation. We financed the purchase price of $80.5 million with cash on hand and $45.0 million from our revolving credit facility, which we repaid in 2011. During 2010, we completed the acquisitions of Invec and Allied Panels for $16.2 million which we financed from cash on hand.

Cash used in financing activities:

        In the fourth quarter of 2012, we completed the SIB and repurchased for cancellation $175 million of our subordinate voting shares, which we funded using a combination of cash on hand and cash from our revolving credit facility. At December 31, 2012, we had drawn $55.0 million under our revolving credit facility which we expect to repay during the first half of 2013.

        During 2012, we also paid $113.8 million (2011 — none; 2010 — $140.6 million) to repurchase subordinate voting shares in the open market for cancellation under our NCIB programs.

        In the fourth quarter of 2012, we entered into an ASPP with a trustee for the purchase of 2.2 million subordinate voting shares in the open market to satisfy the deliveries in respect of share unit awards vesting in the first quarter of 2013. This ASPP allowed the trustee to purchase our subordinate voting shares for such purposes at any time through January 31, 2013, including during any applicable trading blackout periods. In the fourth quarter of 2012, we paid $17.9 million to the trustee to fund purchases under this ASPP. We paid an additional $0.4 million in January 2013 to complete the ASPP. During 2012 and prior to the ASPP, we also paid $3.8 million for the trustee to purchase subordinate voting shares in the open market for delivery under our equity-based compensation plans. During 2011, we paid $49.4 million (2010 — $26.2 million) for the trustee to purchase our subordinate voting shares in the open market for the same purpose.

        In June 2011, we borrowed $45.0 million under our revolving credit facility to fund a portion of our Brooks Automation acquisition which we repaid in the third quarter of 2011.

        In March 2010, we paid $231.6 million to repurchase all of our outstanding senior subordinated notes.

Cash requirements:

        We maintain a revolving credit facility and an A/R sale program to provide short-term liquidity and to have funds available for working capital and other investments to support our business strategies. Our working capital requirements can vary significantly from month-to-month due to a range of business factors which includes the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R utilizing our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements.

        At times, our customers require us to carry inventory in excess of current production requirements. We may negotiate cash deposits from customers to cover such excess inventory. At December 31, 2011, we had a deposit of $120 million from RIM that was repaid in full in 2012. We had no customer deposits as at December 31, 2012.

        We had $550.5 million in cash and cash equivalents at December 31, 2012 (December 31, 2011 — $658.9 million; December 31, 2010 — $632.8 million). We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund currently anticipated working capital needs, planned capital spending and planned restructuring actions. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders' positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of our securities would be subject to market conditions at the time of issuance.

        As at December 31, 2012, a significant portion of our cash and cash equivalents was held by numerous foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries related to earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (December 31, 2012 and 2011 — approximately $325 million and $380 million of cash and cash equivalents, respectively).

        As at December 31, 2012, we have contractual obligations that require future payments as follows (in millions):

	Total(i)	2013	2014	2015	2016	2017	Thereafter
Operating leases	$75.4	$26.7	$17.7	$8.6	$4.3	$3.0	$15.1
Pension plan contributions(ii)	19.2	19.2	—	—	—	—	—
Non-pension post-employment plan payments	45.2	9.8	3.2	3.3	3.8	3.7	21.4
Revolving credit facility(iii)	55.0	55.0	—	—	—	—	—
Total	$194.8	$110.7	$20.9	$11.9	$8.1	$6.7	$36.5

(i)
The contractual obligations chart above does not include our agreement with a third party for the outsourcing of our IT support. Our costs under this IT support agreement fluctuate based on our usage.

(ii)
Based on our latest actuarial valuations, we estimate our minimum funding requirement for 2013 to be $19.2 million (2012 — $30.8 million; 2011 — $45.5 million). See further details in note 18 to our consolidated financial statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

(iii)
Represents the amount drawn under our revolving credit facility at December 31, 2012 that we expect to repay during the first half of 2013.

        As at December 31, 2012, we have commitments that expire as follows (in millions):

	Total	2013	2014	2015	2016	2017	Thereafter
Foreign currency contracts(i)	$682.2	$651.6	$30.6	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	43.2	37.3	2.0	—	1.6	—	2.3
Capital expenditures(iii)	16.3	16.3	—	—	—	—	—
Total	$741.7	$705.2	$32.6	$—	$1.6	$—	$2.3

(i)
Represents the aggregate notional amounts of the forward currency contracts.

(ii)
Includes $31.1 million of letters of credit that we issued under our revolving credit facility.

(iii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2013 to be approximately 1.1% to 1.5% of revenue, and expect to fund this spending from cash on hand. As at December 31, 2012, we had committed $16.3 million in capital expenditures, principally for machinery and equipment to support new customer programs. In addition, based on the tax incentives we have benefited from as at December 31, 2012, we have met the capital expenditure commitments as at that date and have other ongoing conditions for retaining these tax incentives which we expect to meet.

        Cash outlays for our contractual obligations and commitments identified above are expected to be funded from cash on hand. We also have outstanding purchase orders with certain suppliers for the purchase of inventory. These purchase orders are generally short-term. Orders for standard items can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. We cannot quantify with a reasonable degree of accuracy the amount of our liability from purchase obligations under these purchase orders.

        We have granted share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by issuing new subordinate voting shares from treasury, purchasing subordinate voting shares in the open market, or by settling in cash. During 2012, we paid $21.7 million for a trustee to purchase 2.6 million subordinate voting shares in the open market, including those purchased under the ASPP. During 2011, we paid $49.4 million for the trustee to purchase in the open market 5.7 million subordinate voting shares, which we distributed to employees as awards vested during 2011 and the first quarter of 2012. During 2010, we paid $26.2 million for the trustee to purchase 2.8 million subordinate voting shares for equity-based awards that vested during 2010 and the first quarter of 2011. In 2012, we also cash-settled $3.4 million of RSUs that vested in December 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB. We have an ongoing obligation to settle awards as they vest in future periods. We currently estimate that approximately 2 million equity-based awards will vest in the first quarter of 2013. We expect to satisfy these awards with the subordinate voting shares purchased in the open market under the ASPP.

        The NCIB that was accepted by the TSX in February 2012 allowed us to repurchase up to 16.2 million subordinate voting shares in the open market. During 2012, we paid $113.8 million to repurchase for cancellation 13.3 million subordinate voting shares at a weighted average price of $8.52 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the NCIB was reduced by the number of subordinate voting shares purchased for equity-based compensation plans. This NCIB expired on February 8, 2013.

        During the fourth quarter of 2012, we launched and successfully completed an SIB. We paid $175 million to repurchase for cancellation 22.4 million subordinate voting shares at a price of $7.80 per share, representing approximately 12% of our subordinate voting shares issued and outstanding prior to completion of the SIB. We funded the share repurchases using a combination of cash on hand and cash from our revolving credit facility. During 2012, we returned over $280 million to our shareholders through share repurchases under our NCIB and SIB.

        We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

        Our manufacturing facility in Miyagi, Japan was damaged as a result of the major earthquake and tsunami in March 2011. In March 2012, we settled a related insurance claim for an amount that was consistent with our expectation.

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

        At December 31, 2012, we had cash and cash equivalents of $550.5 million (December 31, 2011 — $658.9 million; December 31, 2010 — $632.8 million), of which approximately 48% was cash and 52% was cash equivalents. Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2012 a Standard and Poor's short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

        We have a $400.0 million revolving credit facility that matures in January 2015. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. In December 2012, we completed an SIB which we funded in part with cash drawn from our revolving credit facility. At December 31, 2012, we had drawn $55.0 million under this facility (undrawn at December 31, 2011 and 2010) which we expect to repay during the first half of 2013. At December 31, 2012, we were in compliance with all covenants of this facility.

        At December 31, 2012, we had issued $31.1 million (December 31, 2011 — $27.0 million; December 31, 2010 — $35.7 million) of letters of credit under our revolving credit facility. We also arranged letters of credit and surety bonds outside of our revolving credit facility. At December 31, 2012, we had $12.1 million (December 31, 2011 — $13.9 million; December 31, 2010 — $13.8 million) of such letters of credit and surety bonds outstanding.

        We also have access to $70.0 million in intraday and overnight bank overdraft facilities, which were undrawn at December 31, 2012 (undrawn at December 31, 2011 and 2010).

        In November 2012, we entered into an agreement to sell up to $375 million in A/R on an uncommitted basis (subject to pre-determined limits by customers) to two third-party banks. Both banks had a Standard and Poor's short-term rating of A-1 and a long-term rating of A or above at December 31, 2012. This agreement has no fixed termination date and can be terminated at any time by the banks or us. At December 31, 2012, we had sold $50.0 million of A/R under this facility (December 31, 2011 and 2010 — sold $60.0 million of A/R under our prior A/R sale facility, respectively). Since the current A/R sales program is on an uncommitted basis, there can be no assurance that either of the banks would purchase the A/R we plan to sell to them under this program. Our prior A/R sales program, which expired in November 2012, allowed us to sell up to $250 million in A/R on a committed basis and up to an additional $150 million in A/R on an uncommitted basis.

        The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

        Standard and Poor's provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor. At December 31, 2012, our Standard and Poor's corporate credit rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

        Our strategy on capital risk management has not changed significantly since the end of 2011. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

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

        We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

        At December 31, 2012, we had forward exchange contracts to trade U.S. dollars for the following currencies:

Currency	Amount of U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss) (in millions)
Canadian dollar	$288.2	$1.01	9	$(0.7)
Thai baht	118.3	0.03	15	2.1
Malaysian ringgit	87.6	0.32	15	1.1
Mexican peso	37.9	0.08	12	0.4
British pound	68.3	1.62	4	0.1
Chinese renminbi	34.1	0.16	12	0.1
Euro	11.9	1.31	4	0.1
Romanian leu	11.3	0.28	12	0.5
Other	24.6	—	12	0.5

Total	$682.2			$4.2

        These contracts generally extend for periods of up to 15 months and expire by the end of the first quarter of 2014. The fair value of these contracts at December 31, 2012 was a net unrealized gain of $4.2 million (December 31, 2011 — net unrealized loss of $13.9 million; December 31, 2010 — net unrealized gain of $13.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

        We are exposed to a variety of market risks associated with financial instruments.

        Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies. We do not use derivative financial instruments for speculative purposes.

        Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. Our borrowings under this facility expose us to interest rate risks due to fluctuations in these rates.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2012 a Standard and Poor's rating of A-1 or above. Each financial institution with which we have our A/R sales program had a Standard and Poor's short-term rating of A-1 and a long-term rating of A or above at December 31, 2012. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate.

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

Related Party Transactions

        Onex Corporation ("Onex") owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        We currently have, or had, manufacturing agreements with one or more companies related to or under the control of Onex or Gerald Schwartz. During 2012, we recorded revenue of $38.0 million from one related company and had $6.5 million due from this related company at December 31, 2012. During 2011, we recorded revenue of $90.9 million from two related companies and had $15.5 million due from these related companies at December 31, 2011. During 2010, we recorded revenue of $43.3 million from one related company and had $4.9 million due from this related company at December 31, 2010. All transactions with these related companies were in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

        In January 2009, we entered into a Services Agreement with Onex for the services of Gerald Schwartz, as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears.

Outstanding Share Data

        As of February 15, 2013, we had 164.9 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 6.5 million outstanding stock options, 4.0 million outstanding RSUs, 5.5 million outstanding PSUs (based on a maximum payout of 200%), and 0.8 million outstanding deferred share units, each such option or unit entitling the holder to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to time or performance-based vesting).

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

Changes in internal controls over financial reporting:

        During 2012, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's Report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting as of December 31, 2012. This report appears on page F-2 of our Annual Report on Form 20-F.

        Unaudited Quarterly Financial Highlights (in millions, except per share amounts):

	2011				2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,800.1	$1,829.4	$1,830.1	$1,753.4	$1,690.9	$1,744.7	$1,575.4	$1,496.2
Gross profit %	6.5%	6.9%	6.9%	7.0%	6.6%	6.7%	6.9%	6.7%
Net earnings	$30.0	$45.7	$50.2	$69.2	$43.2	$23.6	$43.7	$7.2
Weighted average # of basic shares	215.4	216.6	216.6	216.6	215.7	210.4	207.0	201.5
Weighted average # of diluted shares	219.2	220.0	219.5	218.7	217.9	212.3	208.8	203.4
# of shares outstanding	216.3	216.4	216.4	216.5	211.6	207.8	205.1	182.8
Net earnings per share:
basic	$0.14	$0.21	$0.23	$0.32	$0.20	$0.11	$0.21	$0.04
diluted	$0.14	$0.21	$0.23	$0.32	$0.20	$0.11	$0.21	$0.04

Comparability quarter-to-quarter:

        The quarterly data reflects the following: the fourth quarters of 2011 and 2012 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters of 2011 and 2012 were impacted by our restructuring plans. The amounts vary from quarter-to-quarter.

Fourth quarter 2012 compared to fourth quarter 2011:

        Revenue for the fourth quarter of 2012 decreased 15% to $1.50 billion from $1.75 billion for the same period in 2011. Excluding revenue from RIM from both periods, our revenue for the fourth quarter of 2012 increased 6% compared to the same period of 2011. Compared to revenue from our end markets in the fourth quarter of 2011, revenue dollars from consumer decreased 69% primarily due to our disengagement from RIM; revenue dollars from communications decreased 3%, reflecting continued demand softness in this end market; revenue dollars from storage increased 18%; diversified increased 11%; and server increased 5%. The growth in our storage and server end markets was due primarily to stronger demand across a number of our customers. Compared to the fourth quarter of 2011, approximately three-quarters of the revenue growth in our diversified end market was due to organic growth. Excluding revenue from our D&H acquisition, revenue from our diversified end market grew 7% from the same period in 2011. Gross margin decreased to 6.7% of revenue for the fourth quarter of 2012 from 7.0% for the same period in 2011, primarily due to lower revenue levels. Net earnings for the fourth quarter of 2012 of $7.2 million were $62.0 million lower than the fourth quarter of 2011, primarily due to lower revenue levels, higher restructuring and impairment charges and lower income tax recoveries.

Fourth quarter 2012 compared to third quarter 2012:

        Revenue for the fourth quarter of 2012 decreased 5% sequentially. Excluding revenue from RIM from both periods, our revenue for the fourth quarter of 2012 increased 4% sequentially. Compared to revenue from our end markets in the third quarter of 2012, revenue dollars from consumer and communications decreased 42% and 3%, respectively; revenue dollars from server increased 10%, storage increased 4%, and diversified increased 3%. Revenue dollars from our consumer end market reflect the decrease in revenue from RIM, offset in part by growth from a few customers. Our server and storage end markets benefited from strong customer demand in the fourth quarter of 2012. The revenue increase in our diversified end market in the fourth quarter of 2012 was primarily driven by our D&H acquisition. Gross margin decreased to 6.7% of revenue for the fourth quarter of 2012 from 6.9% for the third quarter of 2012, primarily due to favorable customer mix and one-time recoveries in the third quarter of 2012. SG&A for the fourth quarter of 2012 decreased $7.7 million sequentially, reflecting primarily lower variable compensation costs. Net earnings decreased $36.5 million from the third quarter of 2012, primarily due to higher restructuring and impairment charges and lower income tax recoveries.

Fourth quarter 2012 actual compared to guidance:

        On October 23, 2012, we provided the following guidance for the fourth quarter of 2012:

	Q4 2012
	Guidance	Actual
Revenue (in billions)	$1.425 to $1.525	$1.50
Adjusted net earnings per share (diluted)	$0.15 to $0.21	$0.25

        For the fourth quarter of 2012, revenue of $1.5 billion was within the range of our published guidance. Adjusted net earnings of $0.25 per share for the fourth quarter of 2012 was higher than our guidance; this included a $0.06 per share net income tax benefit arising from a corporate tax reorganization involving certain of our European subsidiaries and changes to our tax provisions related to certain tax uncertainties that was not included in our guidance.

        Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with those of our competitors. A reconciliation of adjusted net earnings to IFRS net earnings is set forth below.

        IFRS net earnings per share for the fourth quarter of 2012 was $0.04 on a diluted basis. IFRS net earnings for the fourth quarter included an aggregate charge of $0.13 (pre-tax) per share for stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This is within the range we provided on October 23, 2012 of a charge between $0.08 and $0.14 per share (diluted). IFRS net earnings for the fourth quarter of 2012 also included a $0.09 (pre-tax) per share impairment charge, primarily against goodwill.

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

        Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), SG&A, SG&A as a percentage of revenue, operating earnings, operating margin, adjusted net earnings, adjusted net earnings per share, ROIC, free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments, and significant deferred tax write-offs or recoveries.

        These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management's use of non-IFRS financial measures is that the charges and credits excluded from the non-IFRS measures are nonetheless charges and credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS, unless there are no comparable IFRS measures.

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

        Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe this exclusion permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

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

        Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges or recoveries in assessing operating performance.

        Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges or recoveries in assessing operating performance.

        The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended December 31				Year ended December 31
	2011		2012		2011		2012
		% of revenue		% of revenue		% of revenue		% of revenue
Revenue	$1,753.4		$1,496.2		$7,213.0		$6,507.2
IFRS gross profit	$122.1	7.0%	$99.8	6.7%	$491.4	6.8%	$438.4	6.7%
Stock-based compensation	3.8		2.9		15.5		13.4

Non-IFRS gross profit	$125.9	7.2%	$102.7	6.9%	$506.9	7.0%	$451.8	6.9%

IFRS SG&A	$58.5	3.3%	$54.7	3.7%	$253.4	3.5%	$237.0	3.6%
Stock-based compensation	(5.9)		(4.9)		(28.7)		(22.2)

Non-IFRS SG&A	$52.6	3.0%	$49.8	3.3%	$224.7	3.1%	$214.8	3.3%

IFRS earnings before income taxes	$54.2		$2.2		$198.8		$111.9
Finance costs	1.1		1.0		5.4		3.5
Stock-based compensation	9.7		7.8		44.2		35.6
Amortization of intangible assets (excluding computer software)	0.8		1.5		6.2		4.1
Restructuring and other charges, net of recoveries	1.0		34.5		6.5		59.5

Non-IFRS operating earnings (EBIAT)(1)	$66.8	3.8%	$47.0	3.1%	$261.1	3.6%	$214.6	3.3%

IFRS net earnings	$69.2	3.9%	$7.2	0.5%	$195.1	2.7%	$117.7	1.8%
Stock-based compensation	9.7		7.8		44.2		35.6
Amortization of intangible assets (excluding computer software)	0.8		1.5		6.2		4.1
Restructuring and other charges, net of recoveries	1.0		34.5		6.5		59.5
Adjustments for taxes(2)	(9.6)		(0.7)		(10.1)		(11.1)

Non-IFRS adjusted net earnings	$71.1	4.1%	$50.3	3.4%	$241.9	3.4%	$205.8	3.2%

Diluted EPS
Weighted average # of shares (in millions)	218.7		203.4		218.3		210.5
IFRS earnings per share	$0.32		$0.04		$0.89		$0.56
Non-IFRS adjusted net earnings per share	$0.33		$0.25		$1.11		$0.98
# of shares outstanding (in millions)	216.5		182.8		216.5		182.8
IFRS cash provided by operations	$96.8		$104.6		$196.3		$312.4
Purchase of property, plant and equipment, net of sales proceeds	(6.8)		(13.4)		(45.2)		(97.0)
Finance costs paid	(1.0)		(1.0)		(7.0)		(4.0)

Non-IFRS free cash flow(3)	$89.0		$90.2		$144.1		$211.4

ROIC %(4)	27.5%		18.4%		27.5%		21.5%

(1)
EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)
The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)
Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)
Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS.

        The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended December 31		Year ended December 31
	2011	2012	2011	2012
Non-IFRS operating earnings (EBIAT)	$66.8	$47.0	$261.1	$214.6
Multiplier	4	4	1	1

Annualized EBIAT	$267.2	$188.0	$261.1	$214.6

Average net invested capital for the period	$972.1	$1,021.1	$950.7	$997.1
ROIC %	27.5%	18.4%	27.5%	21.5%

	December 31 2011	March 31 2012	June 30 2012	September 30 2012	December 31 2012
Net invested capital consists of:
Total assets	$2,969.6	$2,955.4	$2,951.2	$2,885.5	$2,658.8
Less: cash	658.9	646.7	630.6	598.2	550.5
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,346.6	1,317.8	1,332.1	1,209.6	1,143.9

Net invested capital by quarter	$964.1	$990.9	$988.5	$1,077.7	$964.4

	December 31 2010	March 31 2011	June 30 2011	September 30 2011	December 31 2011
Net invested capital consists of:
Total assets	$3,013.9	$2,997.3	$3,020.6	$2,914.8	$2,969.6
Less: cash	632.8	584.0	552.6	586.1	658.9
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,552.6	1,483.1	1,417.3	1,348.6	1,346.6

Net invested capital by quarter	$828.5	$930.2	$1,050.7	$980.1	$964.1

Recent Accounting Developments:

IFRS 7, Financial Instruments — Disclosures:

        Effective 2012, we adopted the amendment issued by the IASB to IFRS 7 which requires enhanced disclosures relating to the derecognition of financial assets that have been transferred, including quantitative and qualitative disclosures of the nature and extent of risks arising from the transfer. The adoption of this amendment did not have a material impact on the disclosures related to our A/R sales program in our consolidated financial statements.

        In December 2011, the IASB issued further amendments to IFRS 7 which requires new disclosures relating to the offsetting of financial assets and financial liabilities, effective January 1, 2013. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

IFRS 9, Financial Instruments:

        This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases. IFRS 9 (2009) reflects the IASB's first phase of the project relating to the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they were held and the characteristics of their contractual cash flows. IFRS 9 (2010) provides guidance on the classification and measurement of financial liabilities and the requirements of IAS 39 for the derecognition of financial assets and liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will evaluate the overall impact on our consolidated financial statements when the final standard, including all phases, is issued.

IFRS 10, Consolidated Financial Statements:

        This standard is effective January 1, 2013 and replaces certain sections of IAS 27, Consolidated And Separate Financial Statements. This standard is intended to ensure the same criteria are applied to all types of entities when determining control for consolidated reporting. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IFRS 11, Joint Arrangements:

        This standard is effective January 1, 2013 and replaces the existing standards on joint ventures. It distinguishes joint ventures from joint operations and establishes the accounting for interests in each of these joint arrangements. The adoption of this standard is not expected to have a material impact on our consolidated financial statements unless we enter into such arrangements.

IFRS 12, Disclosure Of Interests In Other Entities:

        This standard is effective January 1, 2013 and supplements the existing disclosure requirements about interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, and focuses on the nature, risks and financial effects associated with such interests on financial position, financial performance and cash flows. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IFRS 13, Fair Value Measurement:

        This standard provides extensive guidance on determining fair value for measurement or disclosure purposes. We will adopt the standard prospectively effective January 1, 2013. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 1, Presentation Of Financial Statements (revised):

        This amendment is effective January 1, 2013 and requires changes to the presentation of items in other comprehensive income ("OCI"). The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

IAS 19, Employee Benefits (revised):

        This amendment is effective January 1, 2013 and requires retroactive adoption. It eliminates the option of deferring actuarial gains and losses resulting from defined benefit plans (corridor approach) and requires that all past service costs and credits, whether vested or unvested, be recognized immediately in operations. The amendment also identifies changes to the required calculation of net interest expense and requires additional disclosures about defined benefit plans and termination benefits. The adoption of this revised standard is not expected to have a material impact on our consolidated financial statements. Upon our transition to IFRS on January 1, 2010, we elected to recognize all cumulative actuarial gains or losses through OCI and deficit. As a result, the elimination of the corridor approach does not impact us, although we are assessing the impact of the amendment on our presentation of cumulative actuarial gains or losses within equity. As of January 1, 2011, we had $7.6 million of unrecognized past service credits that we currently amortize to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we will decrease our post-employment benefit obligations and our deficit by $7.6 million as of January 1, 2011. We will also decrease our net earnings for 2011 by $2.8 million, reflecting changes in the calculation of the interest component of pension expense and the reversal of past service credits that we retroactively recorded directly to deficit on January 1, 2011. The impact on our net earnings for 2012 is insignificant.

IAS 32, Financial Instruments — Presentation (revised):

        This amendment will be effective January 1, 2014 and clarifies the requirements for offsetting financial assets and liabilities. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Company's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica, as of February 15, 2013.

Name	Age	Position with Celestica	Residence
William A. Etherington	71	Chairman of the Board and Director	Ontario, Canada
Dan DiMaggio	62	Director	Georgia, U.S.
Laurette Koellner	58	Director	Florida, U.S.
Joseph M. Natale	48	Director	Ontario, Canada
Eamon J. Ryan	67	Director	Ontario, Canada
Gerald W. Schwartz	71	Director	Ontario, Canada
Michael Wilson	61	Director	Alberta, Canada
Craig H. Muhlhauser	64	Director, President and Chief Executive Officer	New Jersey, U.S.
Darren G. Myers	39	Executive Vice President and Chief Financial Officer	Ontario, Canada
Elizabeth L. DelBianco	53	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
Glen McIntosh	51	Executive Vice President, Global Operations and Supply Chain Management	Ontario, Canada
Michael L. Andrade	49	Executive Vice President, Diversified Markets	Ontario, Canada
Michael McCaughey	50	Executive Vice President, Communications, Enterprise and Managed Services	Québec, Canada
Mary Gendron	47	Senior Vice President and Chief Information Officer	Illinois, U.S.

        The following is a brief biography of each of Celestica's directors and executive officers:

        William A. Etherington has been a director of Celestica since 2001 and Chairman of the Board of Directors of Celestica since April 2012. He is also a director of Onex Corporation, which holds a 74% voting interest in Celestica, and of SS&C Technologies Inc., each of which is a public corporation, and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

        Dan DiMaggio has been a director of Celestica since July 2010. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS"), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics. Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008. He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

        Laurette Koellner has been a director of Celestica since 2009. She is the Executive Chairman of International Lease Finance Corporation ("ILFC"), an indirect wholly owned subsidiary of American International Group and the world's largest aircraft lessor. She retired as President of Boeing International, a division of The Boeing Company (an aerospace company), in 2008. Prior to May 2006, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. In addition to acting as chair of the board of directors of ILFC, Ms. Koellner currently serves on the board of directors and is the Chair of the Audit Committee of Hillshire Brands Company (formerly Sara Lee Corporation), a public corporation. She is also a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.

        Joseph M. Natale has been a director of Celestica since January 2012. Mr. Natale joined Telus Corporation (an integrated telecommunication services company), a public company, in 2003 and is currently Executive Vice President and Chief Commercial Officer, a position he has held since May 2010. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Telecommunications Chair for United Way Toronto's 2011 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

        Eamon J. Ryan has been a director of Celestica since 2008. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc., a publicly traded company. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

        Gerald W. Schwartz has been a director of Celestica since 1998. He is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, a public corporation which holds a 74% voting interest in Celestica. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.

        Michael Wilson has been a director of Celestica since 2011. He is the President and Chief Executive Officer of Agrium Inc. (an agricultural crop inputs company), a public company, and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation, a public company, and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company, also a public company. Mr. Wilson also serves on Agrium Inc.'s board of directors and is the Chair of Canpotex Ltd. and the Calgary Prostate Cancer Foundation. Additionally, he is currently a director of the International Plant Nutrient Institute, The Fertilizer Institute, the Alberta Economic Development Authority and Finning International Inc., a public company. He holds a degree in Chemical Engineering from the University of Waterloo.

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

        Darren G. Myers is Executive Vice President and Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions. He also leads Celestica's corporate development organization which focuses on creating value through acquisitions and partnerships. Mr. Myers joined Celestica in 2000 and has held numerous financial roles of increasing responsibility. Mr. Myers left Celestica and joined Bell Canada during the period of 2006-2008, where he was the Vice President of Finance for their Small and Medium Business Division. He re-joined Celestica in 2008 and most recently was the Senior Vice President and Corporate Controller with responsibilities including external reporting, corporate tax, investor relations and all corporate finance and treasury-related matters. Prior to joining Celestica, Mr. Myers held various roles at PricewaterhouseCoopers. Mr. Myers holds a Bachelor of Commerce (Honours) degree from McMaster University and is a Chartered Accountant.

        Elizabeth L. DelBianco is Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary. In this role, she oversees human resources, legal, contracts and communications. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. In March 2007, Ms. DelBianco assumed the leadership of the global human resources function. In this role, she oversees all human resources policies and practices and leads Celestica's efforts to attract, develop and retain key talent. In 2008, her role expanded to include responsibility for overseeing the global branding organization. Ms. DelBianco came to Celestica following a 13-year career as a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        Glen McIntosh is Executive Vice President, Global Operations and Supply Chain Management. In this role, he is responsible for the strategy and execution of Celestica's operations and supply chain network across the Americas, Europe and Asia. Previously, he was Senior Vice President, Global Customer Business Unit, with responsibility for the strategy and execution for one of Celestica's largest customer business units. Mr. McIntosh joined Celestica in 1997 and has held roles of increasing responsibility with Celestica business units that supported customers in the enterprise and communications markets. Prior to joining Celestica, he held progressively senior engineering and sales roles with other companies in the technology industry. He holds a Bachelor of Applied Science degree in Mechanical Engineering from the University of Waterloo.

        Michael L. Andrade is Executive Vice President, Diversified Markets. In this role, he is responsible for the strategy and execution of Celestica's industrial, healthcare, aerospace and defense, semiconductor equipment and green technology businesses. Previously, he was Senior Vice President, North America Business Development, where he was responsible for leading the company's North American business strategy. He has also held the role of Senior Vice President, Strategic Business Development and Sales Operations. Mr. Andrade joined Celestica from IBM in 1994 as part of the company's original management team and has held positions of increasing responsibility with the company. He holds a Bachelor of Engineering Science degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        Michael McCaughey is Executive Vice President, Communications, Enterprise and Managed Services. In this role, he is responsible for the strategic direction of the company's enterprise and communications market segments, and managed services businesses. He also oversees key activities for all customer accounts in the enterprise and communications segments. Prior to that, he was the Senior Vice President, Enterprise and Communications Markets, with responsibility for the strategic direction of Celestica's enterprise and communications business. Prior to joining Celestica in June 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Vanier College and studied Electrical Engineering at McGill University.

        Mary Gendron is Senior Vice President and Chief Information Officer. She is responsible for aligning Celestica's information technology strategy and its investments in IT tools and processes with Celestica's business goals. Ms. Gendron joined Celestica in October 2008 following a five-year career at The Nielsen Company, one of the largest global information measurement and media companies, where she was the Senior Vice President, IT Infrastructure Shared Services. Prior to that, she was the Chief Information Officer at ACNielsen U.S. Over the course of her career, Ms. Gendron has held management positions of increasing seniority in information technology and supply chain management at Motorola and Bell Canada. Ms. Gendron holds a Bachelor of Engineering degree from McGill University.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

        None of the directors of the Company serve together as directors of other corporations other than Messrs. Schwartz and Etherington who serve together on the board of directors of Onex.

B.    Compensation

Compensation of Directors

        Director compensation is set by the Board of Directors of the Company (the "Board") on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee. Under these guidelines, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Watson Inc. (the "Compensation Consultant") to provide benchmarking information in this regard (see "— Compensation Discussion and Analysis — Compensation Process" and "— Compensation Discussion and Analysis — Comparator Companies" for a discussion regarding the role of the Compensation Consultant). In 2011, the Compensation Consultant conducted a competitive review of director compensation drawing a comparator group comprised of similarly-sized technology companies. Based on the results of the review, the Compensation Committee determined that the current structure and levels of the Company's director compensation remained competitive and no adjustments were required. As director compensation does not tend to vary greatly from year-to-year, the Board has determined that a competitive review of director compensation every two years is generally considered to be sufficient. The Compensation Committee anticipates conducting a competitive review of director compensation in 2013. The director compensation guidelines also contemplate that at least half of each director's annual retainer and meeting fees be paid in DSUs. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash when the director both (a) ceases to be a director of the Company and (b) is not an employee of the Company or a director or employee of any corporation that does not deal at arm's length with the Company (collectively, "Retires").

  2012 Fees

        The following table sets out the annual retainers and meeting fees payable in 2012 to the Company's directors, other than Mr. Muhlhauser, President and Chief Executive Officer of the Company, whose compensation is set out in Table 12.

Table 1: Retainers and Meeting Fees for 2012

Annual Retainer for Chairman(1)	$130,000
Annual Board Retainer (for directors other than the Chairman)	$65,000
Annual Retainer for Audit Committee Chair	$20,000
Annual Retainer for Compensation Committee Chair	$10,000
Annual Retainer for Executive Committee Chair(2)	$10,000
Board and Committee Per Day Meeting Fee(3)	$2,500
Travel Fee(4)	$2,500
Annual DSU Grant (for directors other than the Chairman)	$120,000
Annual DSU Grant — Chairman	$180,000

(1)
The Chairman of the Board also served as the Chair of the Nominating and Corporate Governance Committee, for which no additional fee is paid.

(2)
The Board determined effective April 23, 2012 that the Executive Committee would no longer be a standing committee of the Board.

(3)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day.

(4)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

  DSUs

        Directors receive half of their annual retainer and meeting fees (or all of such retainer and fees, if they so elect) in DSUs. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash when the director Retires. The date used in valuing the DSUs for payment is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires.

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

        Directors also receive annual grants of DSUs. In 2012, each director receiving a retainer received an annual grant of $120,000 in value of DSUs, except for the Chairman, who received an annual grant of $180,000. The number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of subordinate voting shares on the NYSE on the last business day of the quarter.

        Eligible directors also receive an initial grant of DSUs when they are appointed to the Board. Currently, the initial grant is equal to the value of the annual DSU grant multiplied by 150% and divided by the closing price of subordinate voting shares on the NYSE on the last business day of the fiscal quarter immediately preceding the date when the individual becomes an eligible director. If an eligible director Retires within a year of becoming an eligible director, all of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires less than two years but more than one year after becoming an eligible director, then two-thirds of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires within three years but more than two years after becoming an eligible director, then one-third of the DSUs comprising the initial grant are forfeited and cancelled. Forfeiture does not apply if a director Retires due to a change of control of the Company.

        Mr. Natale received an initial grant of $180,000 in value of DSUs upon his appointment to the Board on January 25, 2012.

Directors' Fees Earned in 2012

        The compensation paid in 2012 by the Company to its directors is set out in Table 2, except for Mr. Muhlhauser, President and Chief Executive Officer of the Company, whose compensation is set out in Table 12.

Table 2: Director Fees Earned in 2012

Name	Board Annual Retainer (a)	Chairman Annual Retainer (b)		Committee Chair Annual Retainer (c)		Total Meeting Attendance Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)		Initial DSU Grant (#) and Value of DSUs (h)		Total ((e)+(g)+(h))
Dan DiMaggio	$65,000	—		—		$37,500	$102,500	100%/$102,500	15,150/$	120,000		—	$222,500
William A. Etherington	$20,357	$89,286	(3)	$3,132	(3)	$27,500	$140,275	100%/$140,275	20,634/$	161,208		—	$301,483
Laurette Koellner	$65,000	—		$13,736	(4)	$37,500	$116,236	50%/$58,118	15,150/$	120,000		—	$236,236
Joseph M. Natale(5)	$65,000	—		—		$25,000	$90,000	100%/$90,000	15,150/$	120,000	24,557/$	180,000	$390,000
Eamon J. Ryan	$65,000	—		$6,868	(6)	$27,500	$99,368	100%/$99,368	15,150/$	120,000		—	$219,368
Gerald W. Schwartz(7)	—	—		—		—	—	—		—		—	—
Michael Wilson	$65,000	—		—		$37,500	$102,500	100%/$102,500	15,150/$	120,000		—	$222,500
Robert L. Crandall	—	$40,714	(8)	$9,396	(8)	$20,000	$70,110	100%/$70,110	6,267/$	56,374		—	$126,484

(1)
Includes travel fees payable to directors.

(2)
The annual retainer, meeting fees and annual grant for 2012 were paid quarterly and the number of DSUs granted in respect of the amounts paid quarterly for each such item was determined using the closing prices of subordinate voting shares on the NYSE on the last business day of each quarter, which were $9.57 on March 30, 2012, $7.26 on June 29, 2012, $7.14 on September 28, 2012 and $8.15 on December 31, 2012.

(3)
Mr. Etherington was appointed Chairman of the Board effective April 24, 2012 and received a prorated chairman annual retainer for 2012. Mr. Etherington resigned as the Chair of the Compensation Committee effective April 23, 2012 and received a prorated committee chair annual retainer. Mr. Etherington was appointed the Chair of the Nominating and Corporate Governance Committee effective April 24, 2012, but does not receive a committee chair annual retainer in such capacity.

(4)
Ms. Koellner was appointed the Chair of the Audit Committee effective April 24, 2012 and received a prorated committee chair annual retainer for 2012.

(5)
Mr. Natale was appointed to the Board on January 25, 2012 and was appointed to each of the Audit, Compensation, and Nominating and Corporate Governance Committees effective April 23, 2012.

(6)
Mr. Ryan was appointed Chair of the Compensation Committee effective April 24, 2012 and received a prorated committee chair annual retainer for 2012.

(7)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Company in 2012. However, Onex did receive compensation for providing the services of Mr. Schwartz as a director pursuant to a Services Agreement between the Company and Onex initially entered into on January 1, 2009. The initial term of the Services Agreement was one year and the agreement automatically renews for successive one-year terms unless either the Company or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one multiple voting share of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of subordinate voting shares on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be paid.

(8)
Mr. Crandall was Chairman of the Board and Chair of each of the Audit Committee, Executive Committee and the Nominating and Corporate Governance Committee from January 1, 2012 through April 23, 2012. Mr. Crandall did not stand for re-election to the Board at the Company's annual meeting held on April 24, 2012, having passed the age of retirement provided for in the Company's Corporate Governance Guidelines. Accordingly, Mr. Crandall's chairman annual retainer and committee chair annual retainer for each of the Audit Committee and the Executive Committee were prorated for 2012. No additional fees were payable to him as Chair of the Executive Committee and the Nominating and Corporate Governance Committee during 2012.

        The total annual retainer and meeting fees earned by the Board in 2012 were $720,989. In addition, total annual grants of DSUs in the amount of $817,582, and an initial grant of DSUs in the amount of $180,000 were issued in 2012.

Director's Ownership of Securities

  Outstanding Option-Based and Share-Based Awards

        In 2005, the Company amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting of options to acquire subordinate voting shares to directors. The Outstanding Option-Based and Share-Based Awards Table sets out information relating to option grants to directors that were made between 1998 and 2004 and which remain outstanding. All options were granted with an exercise price set at the closing market price on the business day prior to the date of the grant. Exercise prices range from $10.62 to $18.25. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Mr. Schwartz, as an employee of Onex during that period, was not granted options. Messrs. DiMaggio, Natale, Ryan and Wilson and Ms. Koellner, all of whom became directors after May 2004, have not been granted any options under the LTIP.

        DSUs that were granted prior to January 1, 2007 may be paid out in the form of subordinate voting shares issued from treasury, subordinate voting shares purchased in the open market, or an equivalent value in cash. DSUs granted after January 1, 2007 may only be satisfied in the form of subordinate voting shares purchased in the open market or an equivalent value in cash. The total number of DSUs outstanding for each director is included in the Outstanding Option-Based and Share-Based Awards Table under the column "Share-Based Awards".

        The following table sets out information concerning all option-based and share-based awards of the Company outstanding as of December 31, 2012 (this includes awards granted before the most recently completed financial year) for each director proposed for election at the Annual Meeting of Shareholders (the "Meeting") (other than Mr. Muhlhauser, whose information is set out in Table 13).

Table 3: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)					Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding DSUs (#)	Payout Value of Outstanding DSUs ($)
Dan DiMaggio	—		—	—	—	89,469		$729,172
William A. Etherington Apr. 18, 2003 May 10, 2004	5,000 5,000 —	$ $	10.62 18.25 —	Apr. 18, 2013 May 10, 2014 —	— — —	— — 227,609	$	— — 1,855,013
Laurette Koellner	—		—	—	—	107,956		$879,841
Joseph M. Natale	—		—	—	—	50,922		$415,014
Eamon J. Ryan	—		—	—	—	146,956		$1,197,691
Gerald W. Schwartz(3)	—		—	—	—	—		—
Michael Wilson	—		—	—	—	60,474		$492,863

(1)
All option-based awards have vested.

(2)
Represents all outstanding DSUs. The payout value of such share-based awards was determined using a share price of $8.15, which was the closing price of subordinate voting shares on the NYSE on December 31, 2012.

(3)
Mr. Schwartz did not have any option-based or share-based awards of the Company outstanding as of December 31, 2012; however, 688,807 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex.

  Directors' Equity Interest

        The following table sets out, for each director proposed for election at the Meeting, such director's direct or indirect beneficial ownership of, or control or direction over, equity in the Company, and any changes therein since February 22, 2012.

Table 4: Equity Interest Other than Options and
Outstanding Share-Based Awards(1)(3)

Name	Date	Subordinate Voting Share #	Market Value*
Dan DiMaggio	Feb. 22, 2012 Feb. 15, 2013 Change	— — —	—
William A. Etherington	Feb. 22, 2012 Feb. 15, 2013 Change	10,000 10,000 —	$79,900
Laurette Koellner	Feb. 22, 2012 Feb. 15, 2013 Change	— — —	—
Craig H. Muhlhauser	Feb. 22, 2012 Feb. 15, 2013 Change	865,512 965,489 99,977	$7,714,257
Joseph M. Natale	Feb. 22, 2012 Feb. 15, 2013 Change	— — —	—
Eamon J. Ryan	Feb. 22, 2012 Feb. 15, 2013 Change	— — —	—
Gerald W. Schwartz(2)	Feb. 22, 2012 Feb. 15, 2013 Change	690,337 666,324 (24,013)	$5,323,929
Michael Wilson	Feb. 22, 2012 Feb. 15, 2013 Change	— — —	—

*
Based on the NYSE closing share price of $7.99 on February 15, 2013.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Company's knowledge and therefore has been provided by each nominee.

(2)
As described in note 3 to the Major Shareholders' Table, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex, which have a market value of $151,381,480 as of February 15, 2013. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 21,108,018 subordinate voting shares of Onex as of February 15, 2013.

(3)
William A. Etherington also owns 10,000 subordinate voting shares of Onex. Other than Mr. Schwartz and Mr. Etherington, no other director of the Company owns shares of Onex.

  Shareholding Requirements

        The Company has minimum shareholding requirements for directors who are not employees or officers of the Company or Onex (the "Guideline"). The Guideline provides that such a director who has been on the Board:

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

        Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Company's securities, the directors are required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all subordinate voting shares and DSUs, are reviewed annually each year on December 31. The following table sets out, for each director proposed for election at the Meeting, whether such director was in compliance with the Guideline as of December 31, 2012.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Target Value as of December 31, 2012	Value as of December 31, 2012(1)	Met Target as of December 31, 2012
Dan DiMaggio	$195,000	$729,172	Yes
William A. Etherington	$650,000	$1,936,513	Yes
Laurette Koellner	$255,000	$879,841	Yes
Craig H. Muhlhauser(2)	N/A	N/A	N/A
Joseph M. Natale(3)	N/A	N/A	N/A
Eamon J. Ryan	$225,000	$1,197,691	Yes
Gerald W. Schwartz(4)	N/A	N/A	N/A
Michael Wilson	$65,000	$492,863	Yes

(1)
The value of the aggregate number of subordinate voting shares and DSUs held by each director is determined using a share price of $8.15, which was the closing price of subordinate voting shares on the NYSE on December 31, 2012.

(2)
Mr. Muhlhauser, as an officer of the Company, is not subject to the minimum shareholding requirements of the Guideline applicable to directors. See "— Executive Share Ownership" for share ownership guidelines applicable to Mr. Muhlhauser in his role as President and Chief Executive Officer of the Company.

(3)
Mr. Natale was appointed to the Board on January 25, 2012. As he has been a director for less than a year, he is not yet subject to the minimum shareholding requirements of the Guideline.

(4)
Mr. Schwartz, as an officer of Onex, is not subject to the minimum shareholding requirements of the Guideline applicable to directors of the Company.

Attendance of Directors at Board of Directors and Committee Meetings

        The following table sets forth the attendance of directors at Board and Committee meetings from the beginning of 2012 to February 15, 2013.

Table 6: Directors' Attendance at Board and Committee Meetings

					Meetings Attended %
				Nominating and Corporate Governance
Director	Board	Audit	Compensation		Board	Committee
Dan DiMaggio	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
William A. Etherington	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Laurette Koellner	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Craig H. Muhlhauser	9 of 9	—	—	—	100%	—
Joseph M. Natale(1)	8 of 9	4 of 4	4 of 4	2 of 2	89%	100%
Eamon J. Ryan	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Gerald W. Schwartz	8 of 9	—	—	—	89%	—
Michael Wilson	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

(1)
Mr. Natale was appointed to each of the Audit, Compensation, and Nominating and Corporate Governance Committees effective April 23, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Company for determining compensation paid to the Company's Chief Executive Officer ("CEO"), its current Chief Financial Officer ("CFO"), its former CFO and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2012 is set out in "— Compensation Discussion and Analysis — 2012 Compensation Decisions".

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

        Compensation for executives is linked to the Company's performance. A comparator group of similarly sized technology companies (the "Comparator Group") is set out in Table 8. The Company benchmarks target compensation with reference to the median of the Comparator Group, with the opportunity for higher compensation for performance that exceeds the benchmark and lower compensation for performance that is below the benchmark.

        The compensation package is designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Company incurring undue risk or encouraging executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives, through both annual incentives and equity-based incentives, for achieving operational and financial results that meet or exceed the Company's business plan and that are superior to those of direct competitors in the EMS industry;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Company.

  Independent Advice

        The Compensation Committee, which has the sole authority to retain and terminate a consulting firm, initially engaged the Compensation Consultant in October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Company's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Company's compensation practices versus those of both the Comparator Group and the market in general.

        The Compensation Consultant may also assist management to review and, where appropriate, develop and recommend compensation programs that will ensure the Company's practices are competitive with market practices. The Compensation Consultant also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2012, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee holds in camera sessions with the Compensation Consultant and without any member of management being present.

        Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by the Compensation Consultant.

        Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support as well as agenda items for each Compensation Committee meeting throughout the year. Any service in excess of $25,000 provided by the Compensation Consultant at the request of management not relating to executive compensation, must be pre-approved by the Chair of the Compensation Committee. In addition, any fee that will cause total non-executive compensation consulting fees to exceed an aggregate of $25,000 in a calendar year must also be pre-approved by the Compensation Committee.

Table 7: Fees of the Compensation Consultant

	Year Ended December 31
	2012			2011
Executive Compensation-Related Fees	C$	255,013	(1)	C$	273,907	(2)
All Other Fees(3)	C$	17,522		C$	18,007

(1)
Comprised of annual retainer fee of C$200,000 and fees related to performance share unit valuation, Celestica Team Incentive (CTI) plan design for executives and non-executives, long-term incentive plan design analysis for executives and non-executives, competitive benchmarking, compensation program risk assessment and ad hoc market research.

(2)
Comprised of annual retainer fee of C$185,000, performance share unit valuation and long-term incentive accounting analysis, CEO compensation under retirement/termination scenarios and relative pay-for-performance comparisons, executive promotions competitive data, relative cost of NEO compensation, and compensation program risk assessment.

(3)
Represents fees for non-executive compensation surveys.

  Compensation Process

        The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Committee evaluates the performance of the CEO relative to established objectives. The Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other

NEOs with the Committee and provides compensation recommendations. The Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant and exercises its independent judgment to determine if any adjustments are required prior to approval.

        The Compensation Committee generally meets five times a year in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, selects the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO, together with the Compensation Consultant, develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, preliminary compensation proposals for the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate based on input provided at the December meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making the decision related to equity-based compensation. The CEO and the CLAO are not present at the Compensation Committee meetings when their respective compensation is discussed.

        The foregoing process is also followed for determining the CEO's compensation except that the CLAO works with the Compensation Consultant to develop a proposal for base salary and equity-based incentive grants. The Compensation Committee then reviews the proposal with the Compensation Consultant in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance taking into consideration the range of potential total compensation.

        Based on a management plan approved by the Board, the annual incentive plan targets are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Company's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the annual incentive plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Company's year-end results as approved by the Audit Committee. These amounts are then paid in February.

  Compensation Risk Assessment

        The Compensation Committee, in accordance with its mandate, reviews the risks associated with the Company's compensation policies and practices on a regular basis.

        In 2011, the Compensation Committee engaged the Compensation Consultant, to assist with a comprehensive risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive and the Company's two long-term incentive plans. The compensation risk assessment included interviews with key Board and management representatives to (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Company. The Compensation Consultant also reviewed documentation relating to the Company's risk factors and compensation governance processes and programs. The Company's executive compensation programs for the NEOs were reviewed against the Compensation Consultant's compensation risk assessment framework. Results of the review were presented to the Compensation Committee.

        In April 2012, the Compensation Consultant provided the Compensation Committee with updates on current trends in executive compensation, including a review of Celestica's compensation policies and practices concerning risk oversight and risk management. In October 2012, the Compensation Consultant also made a presentation to the Compensation Committee on matters including compensation risk assessment.

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

  •
  Annual review of incentive programs.  Each year, the Company reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under Celestica's Share Unit Plan ("CSUP") that are aligned with the business plan and the Company's risk profile to ensure continued relevance and applicability. When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. In particular, the CEO compensation is stress-tested annually.

  •
  External independent compensation advisor.  The Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and compensation risk management.

  •
  Variable compensation mix.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual performance incentive and long-term, equity-based incentive plans). The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements. This mix provides a strong pay-for-performance relationship: it provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value as NEOs benefit if shareholder value increases over the long-term.

  •
  Incentive plan payouts capped.  The annual performance incentive has a maximum payout cap for executives of two times target. Two additional EBIAT (as defined in footnote 1 to Table 11) "gates" exist for any payout to occur under the annual incentive, and total EBIAT must be achieved for other measures to pay above target. The PSU payout factor is also capped at two times target.

  •
  Share ownership requirement.  The Company's share ownership guidelines require the CEO and Executive Vice Presidents to continue to hold a minimum amount of the Company's securities to align their interests with the long-term performance of the Company. This practice also mitigates against executives taking inappropriate or excessive risks to improve short term performance. In 2012, the Company's share ownership guidelines were also made applicable to Senior Vice Presidents.

  •
  Anti-hedging policy.  Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation.

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

        In performing its duties, the Compensation Committee considers the implications of the risks associated with the Company's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, including those identified by the Canadian Securities Administrators ("CSA"); identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Company; and considering the risk implications of the Company's compensation policies and practices and any proposed changes to them.

        It is the Compensation Committee's view that the Company's compensation policies and practices do not encourage inappropriate or excessive risk-taking.

  Comparator Companies

        The Compensation Committee benchmarks salary, annual incentive and equity-based incentive awards to those of the Comparator Group, which is comprised of companies in the technology sector that are of comparable size, scope, market presence and/or complexity to the Company. The revenues of the Comparator Group companies are generally in the range of half to twice the Company's revenues. Because of the international scope and the size of the Company, the Comparator Group is composed of companies with international operations, thus allowing the Company to offer its executives total compensation that is competitive in the markets in which it competes for talent. No changes were made to the 2012 Comparator Group from the prior year.

        The following table, which was reviewed by the Compensation Committee at its July meeting, sets out the Company's 2012 Comparator Group companies.

Table 8: Comparator Group(1)

Company Name	2011 Annual Revenue (millions)	Company Name	2011 Annual Revenue (millions)
Advanced Micro Devices Inc.	$6,568	Plexus Corp.	$2,231
Agilent Technologies Inc.	$6,615	Sanmina-SCI Corp.	$6,602
Applied Materials Inc.	$10,517	Seagate Technology	$10,971
Benchmark Electronics, Inc.	$2,253	SanDisk Corp.	$5,662
Broadcom Corp.	$7,182	Texas Instruments Inc.	$13,735
Corning Inc.	$7,890	TE Connectivity Ltd. (formerly Tyco
EMC Corp.	$20,008	Electronics Ltd.)	$14,312
Flextronics International Ltd.(2)	$29,388	Western Digital Corp.	$9,526
Harris Corp.	$5,925
Jabil Circuit Inc.	$16,519	25th Percentile	$5,126
Lexmark International Inc.	$4,173	50th Percentile	$6,899
Micron Technology Inc.	$8,788	75th Percentile	$11,662
Molex Inc.	$3,587
NCR Corp.	$5,443	Celestica Inc.	$7,213
NVIDIA Corp.(2)	$3,998	Percentile 52nd percentile

(1)
All data was provided by the Compensation Consultant and sourced by it from Standard & Poor's Capital IQ as at June 30, 2012.

(2)
Figures shown for these companies reflect fiscal 2012 revenue.

        Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is referenced in accordance with a process approved by the Compensation Committee. The Compensation Committee used such survey data, among other things, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining compensation for the CEO and the other NEOs.

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

"Clawback" Provisions

        The Company is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Company is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Company for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of securities of the Company during that period.

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

  •
  base salary;

  •
  annual incentives (Celestica Team Incentive Plan);

  •
  equity-based incentives (RSUs, PSUs and stock options);

  •
  benefits; and

  •
  perquisites.

  Weighting of Compensation Elements

        The at-risk portion of total compensation has the highest weighting at the most senior levels. Annual and equity-based incentive plan rewards are contingent upon the Company's performance and ensure a strong alignment with shareholder interests. The target weighting of compensation elements for NEOs for 2012 is set out in the following table.

Table 9: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives
CEO	14.8%	18.5%	66.7%
Executive Vice Presidents(1)	19.8%	15.8%	64.4%

(1)
The target weighting for the Executive Vice Presidents excludes Mr. Nicoletti, whose employment with the Company terminated effective December 28, 2012.

        The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion in 2012 with respect to any NEO.

  Base Salary

        The objective of base salary is to attract, reward and retain top talent. Executive positions are benchmarked against those in the Comparator Group, with base salary determined with reference to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and the executive's level of responsibility within the Company.

  Celestica Team Incentive Plan

        The objective of the Celestica Team Incentive Plan ("CTI") is to reward all eligible employees, including the NEOs, for the achievement of annual corporate and individual goals and objectives. CTI awards for the NEOs are based on the achievement of pre-determined corporate and individual goals, and are paid in cash. Actual payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award. Awards are determined in accordance with the following formula:

        Business Results Factor: The Business Results Factor of CTI is based on certain corporate financial goals established at the beginning of the performance period and approved by the Compensation Committee and can vary from 0% to 200%.

        Individual Performance Factor: Individual contribution is recognized through the individual performance factor of CTI ("IPF"). The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 2.0x (for exceptional performance).

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved to pay the business result component, and (ii) the maximum CTI payment is two times the target incentive.

        Target Award: The Target Award is calculated as each NEO's Eligible Earnings (i.e. base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year).

  Equity-Based Incentives

        The Company's equity-based incentives for the NEOs consist of RSUs, PSUs and stock options. The objectives of the equity-based incentive plans are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behavior for long-term performance;

  •
  reward contribution to the Company's long-term success; and

  •
  enable the Company to attract, motivate and retain the qualified and experienced employees who are critical to the Company's success.

        At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs based on the Comparator Group data analysis. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of subordinate voting shares on the day prior to the grant. The annual grants are made following the blackout period that ends 48 hours after the Company's year-end results have been released.

        Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The equity mix varies by employee level and targets a higher percentage of performance elements at the NEO level where there is a stronger influence on results. The mix of equity-based incentives is reviewed by the Compensation Committee each year.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Company's blackout periods, these grants typically take place at the beginning of each month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chair of the Compensation Committee.

  RSUs

        NEOs are granted RSUs under either the LTIP or the CSUP as part of the Company's annual grant. Each RSU entitles the holder to one subordinate voting share on the release date. The issuance of such shares may be subject to vesting requirements, including such time or other conditions as may be determined by the Board in its discretion. RSUs granted by the Company are generally released in one-third installments. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Company has the right to settle RSUs in either cash or subordinate voting shares. See "— Executive Compensation — Equity Compensation Plans."

  PSUs

        NEOs are granted PSUs under the CSUP. Each PSU entitles the holder to receive one subordinate voting share on the applicable release date. The issuance of such shares may be subject to vesting requirements, including any time-based conditions established by the Board at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee. PSUs granted by the Company generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest and the market price of subordinate voting shares at the time of release. The Company has the right to settle the PSUs in either cash or subordinate voting shares, provided that such subordinate voting shares may not be issued from treasury. See "— Executive Compensation — Equity Compensation Plans — Celestica Share Unit Plan."

  Stock Options

        Stock options are awarded under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. In determining the number of stock options to be granted, the Company keeps within a maximum level for option "burn rate", which refers to the number of shares issuable pursuant to stock options granted under the LTIP in a given year relative to the total number of shares outstanding. Stock options granted by the Company generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten year term. The plan is not an evergreen plan and no stock options have been re-priced.

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

2012 Compensation Decisions

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

        Messrs. Muhlhauser and Andrade and Ms. DelBianco did not receive increases in 2012 as their existing base salaries were competitive with the Comparator Group. Mr. Nicoletti's annualized salary for 2012 was $550,000. Mr. Myers' annual salary was increased from $357,600 to $500,000 (approximately a 40% increase) at the time of his promotion to CFO on December 6, 2012. Although Mr. Andrade did not receive an increase, his annual base salary was converted from Canadian dollars to be set in U.S. dollars, at $413,000. The Compensation Committee granted an increase to Mr. McCaughey on September 10, 2012 to reflect the additional responsibilities he assumed for Managed Services. Mr. McCaughey's salary increased from $385,700 to $400,000 (approximately a 4% increase).

  Equity-Based Incentives

        Equity grants to NEOs in respect of 2012 performance consisted of RSUs (40%), PSUs (35%) and stock options (25%). The number of RSUs and stock options issued under the LTIP and the number of PSUs issued under the CSUP to the NEOs was based on the closing price of subordinate voting shares on the NYSE on the day prior to the grant. See "— Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives" for a general description of the process for determining the mix and amounts of these awards.

        On January 28, 2013, the Company awarded equity-based compensation to the following NEOs in respect of their 2012 performance, as set forth in the table below.

Table 10: NEO Equity Awards

Name	RSUs (#)(1)(2)(3)	PSUs (#)(1)(4)	Stock Options (#)(1)	Value of LTIP Award
Craig H. Muhlhauser	218,447	191,141	301,655	$4,500,000
Darren Myers	72,816	63,714	100,552	$1,500,000
Michael Andrade(3)	81,016	59,466	93,848	$1,500,000
Michael McCaughey(3)	81,016	59,466	93,848	$1,500,000
Elizabeth L. DelBianco	69,175	60,528	95,524	$1,425,000

(1)
Grants were based on share price of $8.24, which was the closing price on the NYSE on January 25, 2013 and, with respect to stock options, a Black-Scholes factor of 0.4526.

(2)
The RSUs will be released in one-third installments.

(3)
Includes a grant of 13,055 RSUs made in 2012 upon Messrs. Andrade's and McCaughey's promotions to their current respective positions. The RSU grants were based on a share price of $7.66, which was the closing price on the NYSE on September 4, 2012.

(4)
The number of PSUs is included at 100% of target level of performance.

        PSUs granted in 2013 in respect of 2012 NEO compensation vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of target and will be determined by Celestica's total shareholder return ("TSR") and Return on Invested Capital ("ROIC") ranking against five direct competitors in the EMS industry (Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Plexus Corp., collectively, the "EMS Competitors"). Of the target number of PSUs granted to each NEO, 60% will vest based on Celestica's TSR ranking and 40% will vest based on Celestica's ROIC ranking, each calculated as described below.

        The PSUs that will vest based on Celestica's TSR ranking will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the other EMS Competitors;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR ranking as set out in the table below;

  •
  if, however, any of the EMS Competitors has a TSR ranking that is within 500 basis points (+/-5%) of Celestica's TSR ranking, then the percentage of the target number that will vest will be the average of the percentages in the table below that correspond to the TSR ranking of each such EMS Competitor (for example, if Celestica's TSR was 50% with a TSR ranking of fifth and an EMS Competitor's TSR was 55% with a TSR ranking of fourth, 60% of the target number would vest (i.e., (40% + 80%)/2); and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR ranking amongst the EMS Competitors, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Celestica's TSR Ranking	Percentage of target number that will vest
First	200%
Second	160%
Third	120%
Fourth	80%
Fifth	40%
Sixth	0%

        The PSUs that will vest based on Celestica's ROIC Ranking will be determined as follows:

Celestica's ROIC Ranking	Percentage of target number that will vest
Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%

        The value of the stock options granted on January 28, 2013 in respect of 2012 performance was determined at the January meeting of the Compensation Committee. The number of stock options granted was determined using (i) the closing price on January 25, 2013 on the NYSE of $8.24, and (ii) an average Black Scholes factor of 0.4526. The Black Scholes factor was determined using the following variables: (i) volatility of the price of subordinate voting shares, and (ii) the risk-free rate over the expected life of the stock options. The exercise price for the stock options is the closing price on January 25, 2013, being $8.24 on the NYSE for Mr. Muhlhauser and C$8.29 on the Toronto Stock Exchange ("TSX") for Messrs. Myers, Andrade and McCaughey and Ms. DelBianco. The stock options vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten year term. As of February 15, 2013, the total number of subordinate voting shares issuable pursuant to stock options granted in respect of 2012 performance to the NEOs was equal to 0.4% of issued and outstanding shares, and the total number of subordinate voting shares issuable pursuant to stock options granted in respect of 2012 performance to all employees entitled to receive stock options was 0.5% of issued and outstanding shares.

  Annual Incentive Award (CTI)

  Business Results Factor

        The 2012 Business Results Factor portion of the CTI calculation is based on the performance of certain financial measures and associated targets for such measures. A minimum threshold level of financial performance is required in order to achieve a Business Result Factor greater than zero. Since the minimum threshold level of financial performance was not achieved in respect of any of the applicable measures for 2012, the Business Result Factor was zero, as noted below:

Table 11: Business Results Factor

Measure	Weight	Percentage Achievement Relative to Target(1)
Operating Margin (EBIAT margin)(2)	50%	—%
Corporate Revenue(3)	25%	—%
Corporate ROIC(4)	25%	—%

Business Results Factor		0%

(1)
If the minimum threshold level of financial performance for a measure is not achieved, the Percentage Achievement Relative to Target is set at zero rather than the actual Percentage Achievement Relative to Target.

(2)
Operating Margin is calculated as EBIAT divided by Corporate Revenue. "EBIAT" is earnings before interest, amortization of intangible assets (excluding computer software), income taxes, stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt and impairment charges.

(3)
Corporate Revenue means the Company's gross annual revenue.

(4)
Corporate ROIC was calculated as EBIAT divided by average net invested capital, where average net invested capital includes total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable.

        In assessing operating performance and operational effectiveness, the Company uses certain non-International Financial Reporting Standards ("non-IFRS") measures such as adjusted gross margin, EBIAT, operating margin (EBIAT margin), ROIC and adjusted net earnings that do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Additional information regarding these non-IFRS measures can be found in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Individual Performance Factor

        At the beginning of each year, the Board and the CEO agree on performance goals for the CEO. Goals for the other NEOs that will support the CEO's goals are then established and agreed to by the CEO. For 2012, the CEO's goals focused on: financial performance, growing the business, employee engagement, and operational effectiveness. Each NEO's performance is measured on a number of factors including the formal goals established for the year.

        Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives of the CEO. Each NEO has specific documented performance objectives that are assessed at year end. In addition, the CEO undertakes an assessment of the NEO's contributions to the Company's results. This assessment is largely subjective and based on his judgment of each of the other NEOs' contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either met or exceeded expectations in 2012 based on his or her individual performance and contribution to corporate goals.

        However, as the specific Business Results Factor thresholds were not achieved, there was no CTI payment to the NEOs in respect of 2012. Accordingly, despite the achievement of a number of their respective performance goals for the year, it was not necessary for the Compensation Committee to formally consider the specific measures and achievements of the CEO and other NEOs for purposes of calculating the individual performance factor component of CTI.

  Target Award

        The Target Award (as a percentage of base salary) for each eligible NEO was as follows:

  •
  125% for Mr. Muhlhauser;

  •
  60% for Mr. Myers for the period January 1, 2012 to December 5, 2012 and 80% for December 6, 2012 to December 31, 2012;

  •
  60% for Messrs. Andrade and McCaughey for the period January 1, 2012 to September 9, 2012, and 80% for September 10, 2012 to December 31, 2012; and

  •
  80% for Ms. DelBianco.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2010 through December 31, 2012.

Table 12: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)		All Other Compensation ($)(6)	Total Compensation ($)

Craig H. Muhlhauser	2012	$1,000,000	$3,375,000	$1,125,000	—	$142,400		$92,328	$5,734,728
President and Chief	2011	$1,000,000	$3,375,000	$1,125,000	$967,500	$228,897		$53,650	$6,750,047
Executive Officer	2010	$1,000,000	$3,750,000	$1,250,000	$2,044,969	$137,696		$211,918	$8,394,583

Paul Nicoletti(7)	2012	$545,492	—	—	—	$238,241	(8)	$2,227,576	$3,011,309
Former EVP, Chief	2011	$544,170	$1,557,500	$452,500	$408,263	$93,995		$2,099	$3,058,527
Financial Officer	2010	$512,000	$1,350,000	$450,000	$609,178	$73,119		$2,245	$2,996,542

Darren Myers(9)	2012	$370,280	$1,125,000	$375,000	—	$43,272		$901	$1,914,453
EVP, Chief Financial	2011	$349,498	$450,000	$150,000	$178,538	$53,564		$911	$1,182,511
Officer	2010	$315,595	$450,000	$150,000	$309,784	$40,309		$1,088	$1,266,776

Michael Andrade	2012	$410,888	$1,150,000	$350,000	—	$47,876		$1,508	$1,960,272
EVP, Diversified Markets	2011	$414,423	$645,000	$215,000	$192,458	$65,583		$3,548	$1,536,012
	2010	$397,883	$480,000	$160,000	$390,556	$44,683		$1,695	$1,474,817

Michael McCaughey	2012	$388,187	$1,150,000	$350,000	—	$47,868		$1,338	$1,937,393
EVP, Communications,	2011	$387,094	$600,000	$200,000	$215,720	$66,785		$1,353	$1,470,952
Enterprise and Managed Services	2010	$371,645	$600,000	$200,000	$431,129	$49,190		$76,530	$1,728,494

Elizabeth L. DelBianco	2012	$444,000	$1,068,750	$356,250	—	$57,223		$1,763	$1,927,986
EVP and Chief Legal &	2011	$444,000	$1,068,750	$356,250	$274,925	$79,394		$1,782	$2,225,101
Administrative Officer	2010	$444,000	$1,125,000	$375,000	$528,271	$68,062		$2,078	$2,542,411

(1)
Amounts in the column represent the value of RSUs and PSUs that were issued under the LTIP and CSUP, respectively, on January 28, 2013 in respect of 2012 performance. See "— Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives" for a description of the process followed in determining the grant, and see "— Compensation Discussion and Analysis — 2012 Compensation Decisions — Equity-Based Incentives" for a description of the vesting terms of the awards. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0%-200% of the target grant, depending on the Company's level of achievement of pre-determined performance measure(s) as described in this Annual Report.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price for subordinate voting shares as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 12 is the same as the accounting fair value of such awards. The accounting fair values of the PSU portion of the share-based awards to the NEOs with respect to 2012 were as follows: Mr. Muhlhauser — $1.7 million; Mr. Nicoletti — nil; Mr. Myers — $0.6 million; Mr. Andrade — $0.5 million, Mr. McCaughey — $0.5 million and Ms. DelBianco — $0.6 million. The accounting fair values for the PSU portion of the share-based awards reflect various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. The cost the Company records for PSUs granted for 2010 and 2011 is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the TSR of Celestica relative to the TSR of a pre-defined EMS competitor group. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. For the PSUs granted on January 28, 2013 in respect of 2012, the market performance condition impacts 60% of the actual number of PSUs that will vest based on TSR. The remaining 40% of the actual number of PSUs that will vest is based on ROIC that is not a market performance condition.

(3)
Amounts in the column represent the value of stock options that were issued under the LTIP on January 28, 2013 in respect of 2012 performance. See "— Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers —

  Equity-Based Incentives" for a description of the process followed in determining the value of the grant, and see "— Compensation Discussion and Analysis — 2012 Compensation Decisions — Equity-Based Incentives" for the vesting terms of the awards. The grant date fair value of the option-based awards in Table 12 is the same as the accounting fair value of such awards. The number of stock options granted was determined using (i) the closing price on January 25, 2013 on the NYSE of $8.24, and (ii) an average Black-Scholes factor of 0.4526. The Black-Scholes factor was determined using the average following variables for each of the four vestings: (i) volatility of 49.57%; (ii) risk-free interest rate of 1%; and (iii) expected life of the stock options of 5.5 years.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI. See "— Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan" for a description of the plan. As the CTI Business Results Factor was 0%, no incentive payments were made to the NEOs in respect of 2012.

(5)
Pension values for Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
Amounts in this column represent, for 2012: (i) for Mr. Muhlhauser, housing expenses of $40,220 while in Canada, travel expenses between Toronto and New Jersey of $16,523, group life insurance premiums totaling $11,484, a 401(k) contribution of $15,000 and tax preparation fees of $2,500; (ii) For Mr. Nicoletti, a severance payment of $2,200,000, a lump sum payment of $25,500 representing the net present value of benefits for a period of two years and group life insurance premiums totaling $2,076. See also Note 8.

(7)
Mr. Nicoletti's employment with the Company terminated effective December 28, 2012.

(8)
Includes, in connection with Mr. Nicoletti's severance payment, $162,000 contribution to the Supplemental Executive Pension Plan ("SERP") representing the net present value of such contributions for two years.

(9)
Mr. Myers was promoted to EVP, CFO effective December 6, 2012.

Option-Based and Share-Based Awards

        The following table provides details of each stock option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2012.

Table 13: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the- Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Payout Value of Share Awards that have not Vested at Target ($)(4)	Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Craig H. Muhlhauser
Jun. 6, 2005	50,000		$13.00	Jun. 6, 2015	—	—	—	—	—	—
Jan. 31, 2006	148,488		$10.00	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	125,000		$6.05	Feb. 2, 2017	$262,500	—	—	—	—	—
Feb. 5, 2008	225,000		$6.51	Feb. 5, 2018	$369,000	—	—	—	—	—
Feb. 3, 2009	520,833		$4.13	Feb. 3, 2019	$2,093,749	—	—	—	—	—
Feb. 2, 2010	217,865		$10.20	Feb. 2, 2020	—	137,255	—	$1,118,628	$2,237,257	—
Feb. 1, 2011	258,462		$9.87	Feb. 1, 2021	—	312,395	$1,100,984	$2,546,019	$3,991,055	—
Jan. 31, 2012	287,270		$8.21	Jan. 31, 2022	—	411,084	$1,786,847	$3,350,335	$4,913,822	—
Jan. 28, 2013	301,655		$8.24	Jan. 28, 2023	—	409,588	$1,800,000	$3,375,000	$4,950,000	—

Paul Nicoletti
Jan. 31, 2004	13,333	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
May 11, 2004	3,333	C$	24.92	May 11, 2014	—	—	—	—	—	—
Dec. 9, 2004	13,600	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Jul. 31, 2007	22,875	C$	6.27	Jul. 31, 2017	$41,196	—	—	—	—	—
Feb. 5, 2008	150,000	C$	6.51	Feb. 5, 2018	$234,117	—	—	—	—	—
Feb. 3, 2009	225,000	C$	5.13	Feb. 3, 2019	$661,831	—	—	—	—	—
Feb. 2, 2010	58,823	C$	10.77	Feb. 2, 2020	—	49,412	—	$398,954	$797,919	—
Feb. 1, 2011	46,523	C$	9.87	Feb. 1, 2021	—	91,185	$392,657	$736,231	$1,079,806	—
Mar. 11, 2011	—		—	—	—	10,120	$81,709	$81,709	$81,709	—
Jan. 31, 2012	28,887	C$	8.26	Jan. 31, 2022	—	94,312	$553,806	$761,479	$969,151	—

Darren Myers
Sep. 5, 2008	10,000	C$	8.06	Sep. 5, 2018	$100	—	—	—	—	—
Feb. 3, 2009	20,833	C$	5.13	Feb. 3, 2019	$61,280	—	—	—	—	—
Feb. 2, 2010	26,144	C$	10.77	Feb. 2, 2020	—	16,471	—	$132,987	$265,975	—
Feb. 1, 2011	31,015	C$	9.87	Feb. 1, 2021	—	37,488	$130,888	$302,679	$474,471	—
Jan. 31, 2012	38,303	C$	8.26	Jan. 31, 2022	—	54,812	$236,028	$442,554	$649,080	—
Jan. 28, 2013	100,552	C$	8.29	Jan. 28, 2023	—	136,530	$603,947	$1,132,400	$1,660,853	—

Michael Andrade
Jan. 31, 2004	26,667	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	18,000	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	11,364	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 3, 2009	42,555	C$	5.13	Feb. 3, 2019	$125,174	—	—	—	—	—
Feb. 2, 2010	34,858	C$	10.77	Feb. 2, 2020	—	21,961	—	$177,314	$354,628	—
Feb. 1, 2011	33,083	C$	9.87	Feb. 1, 2021	—	39,987	$139,616	$322,857	$506,097	—
Mar. 11, 2011	7,435	C$	10.69	Mar. 11, 2021	—	8,986	$31,376	$72,553	$113,731	—
Jan. 31, 2012	44,687	C$	8.26	Jan. 31, 2022	—	63,947	$275,365	$516,310	$757,256	—
Sep. 5, 2012	—		—	—	—	13,055	$105,407	$105,407	$105,407	—
Jan. 28, 2013	93,848	C$	8.29	Jan. 28, 2023	—	127,427	$563,679	$1,056,898	$1,550,118	—

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the- Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Payout Value of Share Awards that have not Vested at Target ($)(4)	Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Michael McCaughey
Jul. 5, 2005	15,000	C$	16.20	Jul. 5, 2015	—	—	—	—	—	—
Jan. 31, 2006	20,455	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 3, 2009	27,778	C$	5.13	Feb. 3, 2019	$81,708	—	—	—	—	—
Feb. 2, 2010	34,858	C$	10.77	Feb. 2, 2020	—	21,961	—	$177,314	$354,628	—
Feb. 1, 2011	41,354	C$	9.87	Feb. 1, 2021	—	49,983	$174,512	$403,565	$632,617	—
Jan. 31, 2012	51,070	C$	8.26	Jan. 31, 2022	—	73,082	$314,702	$590,067	$865,432	—
Sep. 5, 2012	—		—	—	—	13,055	$105,407	$105,407	$105,407	—
Jan. 28, 2013	93,848	C$	8.29	Jan. 28, 2023	—	127,427	$563,679	$1,056,898	$1,550,118	—

Elizabeth L. DelBianco
Apr. 18, 2003	8,000	C$	15.35	Apr. 18, 2013	—	—	—	—	—	—
Jan. 31, 2004	16,667	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	11,300	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	9,091	C$	7.10	Feb. 2, 2017	$8,823	—	—	—	—	—
Feb. 5, 2008	60,000	C$	6.51	Feb. 5, 2018	$93,647	—	—	—	—	—
Feb. 3, 2009	156,250	C$	5.13	Feb. 3, 2019	$459,605	—	—	—	—	—
Feb. 2, 2010	65,359	C$	10.77	Feb. 2, 2020	—	41,176	—	$332,457	$664,913	—
Feb. 1, 2011	77,539	C$	9.87	Feb. 1, 2021	—	93,718	$327,216	$756,683	$1,186,149	—
Jan. 31, 2012	90,969	C$	8.26	Jan. 31, 2022	—	130,177	$560,564	$1,051,054	$1,541,544	—
Jan. 28, 2013	95,524	C$	8.29	Jan. 28, 2023	—	129,703	$573,748	$1,075,776	$1,577,804	—

(1)
Includes option-based and share-based awards granted on January 28, 2013 in respect of 2012 performance. See "— Compensation Discussion and Analysis — 2012 Compensation Decisions — Equity-Based Incentives" for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options for Mr. Muhlhauser was determined using a share price of $8.15, which was the closing price of subordinate voting shares on the NYSE on December 31, 2012. For Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco, a share price of C$8.07 was used, which was the closing price of subordinate voting shares on the TSX on December 31, 2012, converted to U.S. dollars at the average exchange rate for 2012 of $1.00 equals C$0.9995.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Market payout values at minimum vesting include the value of RSUs only as the minimum value of PSUs would be 0% of target. Market payout values at target vesting is determined using 100% of PSUs vesting and market payout values at maximum vesting is determined using 200% of PSUs vesting. Market payout values for Mr. Muhlhauser are determined using a share price of $8.15, which was the closing price of subordinate voting shares on the NYSE on December 31, 2012, except for the share-based awards granted on January 28, 2013 in respect of 2012 performance for which the market payout values are determined using a share price of $8.24, which was the closing price of subordinate voting shares on the NYSE on January 25, 2013, the last business day before the grants. Market payout values for Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco are determined using a share price of C$8.07, which was the closing price of subordinate voting shares on the TSX on December 31, 2012, converted to U.S. dollars, except for the share-based awards granted on January 28, 2013 in respect of 2012 performance for which the market payout values are determined using a share price of C$8.29, which was the closing price of subordinate voting shares on the TSX on January 25, 2013, the last business day before the grants, converted to U.S. dollars.

        The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2012 and the value of annual incentive awards earned in respect of 2012 performance.

Table 14: Incentive Plan Awards — Value Vested or Earned in 2012

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Craig H. Muhlhauser	$1,006,861	$8,159,764	$0

Paul Nicoletti	$287,394	$2,962,266	$0

Darren Myers	$71,285	$970,273	$0

Michael Andrade	$117,106	$1,291,251	$0

Michael McCaughey	$124,460	$1,293,691	$0

Elizabeth L. DelBianco	$237,042	$2,425,691	$0

(1)
Amounts in this column reflect the value of stock options that vested in 2012 and were in-the-money on the vesting date. Stock options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of Subordinate Voting Shares on Vesting Date

February 3, 2012	$4.13	$8.64

February 5, 2012	$6.51	$8.50

  Stock options for Messrs. Nicoletti, Andrade, and McCaughey and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of Subordinate Voting Shares on Vesting Date

February 3, 2012	C$	5.13	C$	8.55

February 5, 2012	C$	6.51	C$	8.47

  Stock options for Mr. Myers vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of Subordinate Voting Shares on Vesting Date

February 3, 2012	C$	5.13	C$	8.55

(2)
Amounts in this column reflect share-based awards that were released in 2012. Share-based awards were released for Mr. Muhlhauser based on the price of subordinate voting shares on the NYSE as follows:

Type of Award	Date	Price

RSU	February 1, 2012	$8.79

PSU	February 3, 2012	$8.64

RSU	February 6, 2012	$8.50

RSU	December 3, 2012	$7.30

  Share-based awards were released for Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco based on the price of subordinate voting shares on the TSX as follows:

Type of Award	Date	Price

RSU	February 1, 2012	C$	8.74

PSU	February 3, 2012	C$	8.55

RSU	February 6, 2012	C$	8.47

RSU	December 3, 2012	C$	7.24

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2012 of $1.00 equals C$0.9995. PSUs that vested in 2012 were paid out at 200% as a result of the Company's ROIC performance being equal to or greater than the highest performance of the applicable EMS competitor group.

(3)
Amounts in this column include incentive payments under the CTI in respect of 2012 performance, which were nil for each of the NEOs. See "— Compensation Discussion and Analysis — 2012 Compensation Decisions — Target Award." These are the same amounts as disclosed in Table 12 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

        The following table sets out the gains realized by NEOs from exercising stock options in 2012.

Table 15: Gains Realized by NEOs from Exercising Options

Name	Amount

Craig H. Muhlhauser	—

Paul Nicoletti	—

Darren Myers	$88,232

Michael Andrade	$82,633

Michael McCaughey	$122,602

Elizabeth L. DelBianco	—

Securities Authorized for Issuance Under Equity Compensation Plans

Table 16: Equity Compensation Plans as at December 31, 2012

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	133,214	$13.41	0

	LTIP (Options)	5,852,679	$8.89/C$10.13	N/A

	LTIP (RSUs)	1,660,977	N/A	N/A

	Total(2)	7,646,870	$9.06/C$10.13	13,951,760

Equity Compensation Plans Not Approved by Securityholders		6,546,867(3)	N/A	N/A

	Total:	14,193,737	N/A	13,951,760

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 4.18% of the total number of outstanding shares at December 31, 2012 (MSL — 0.07%; LTIP (Options) — 3.20%; and LTIP (RSUs) — 0.91%).

(3)
Consists solely of subordinate voting shares that must be purchased in the open market to satisfy RSUs and PSUs granted pursuant to the CSUP. These securities are not issuable from treasury.

Equity Compensation Plans

  Long-Term Incentive Plan

        The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Company since the Company was listed on the TSX and the NYSE. Under the LTIP, the Board may in its discretion from time to time grant stock options, performance shares, RSUs, PSUs and stock appreciation rights ("SARs") to employees and consultants of the Company and affiliated entities.

        Up to 29,000,000 subordinate voting shares may be issued from treasury pursuant to the LTIP. The number of subordinate voting shares that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Company decided in 2004 that no more stock option grants under the LTIP would be made to directors. Under the LTIP, as of February 15, 2013, 8,653,631 subordinate voting shares have been issued from treasury, 6,433,231 subordinate voting shares are issuable under outstanding stock options and 2,364,992 subordinate voting shares are issuable under outstanding RSUs. Also as of February 15, 2013, 20,346,369 subordinate voting shares are reserved for issuance from treasury pursuant to future grants of securities-based compensation under the LTIP. In addition, the Company may satisfy obligations under the LTIP by acquiring subordinate voting shares in the market.

        As of February 15, 2013, the Company had a "gross overhang" of 11.1%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options and RSUs. The Company's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 4.8%.

        The LTIP limits the number of subordinate voting shares that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options or rights granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or stock options for services granted by the Company, in each case to 10% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares of the Company. The LTIP also limits the number of subordinate voting shares that may be reserved for issuance to any one participant pursuant to stock options or SARs granted pursuant to the LTIP, together with subordinate voting shares reserved for issuance under any other employee-related plan of the Company or stock options for services granted by the Company, to 5% of the aggregate issued and outstanding subordinate voting shares and multiple voting shares. The number of subordinate voting shares issuable pursuant to securities-based compensation awarded under the LTIP in any given year cannot exceed 1.2% of the average aggregate number of subordinate voting shares and multiple voting shares outstanding during that period.

        Stock options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Company or affiliated entities. The exercise price for stock options issued under the LTIP is the closing price for subordinate voting shares on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

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

  Celestica Share Unit Plan

        The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Company may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of subordinate voting shares that may be issued pursuant to RSUs and PSUs granted under the terms of the CSUP. The issuance of subordinate voting shares may be subject to vesting requirements, including any time-based conditions established by the Board at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

Pension Plans

        The following table provides details of the amount of Celestica's contributions to the pension plans and the accumulated value as of December 31, 2012 for each NEO.

Table 17: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Craig H. Muhlhauser(2)	$372,480	$142,400	$563,787

Paul Nicoletti(3)(4)	$554,866	$238,241	$840,674

Darren Myers	$171,808	$43,272	$220,749

Michael Andrade	$623,466	$47,876	$720,072

Michael McCaughey	$203,427	$47,868	$253,537

Elizabeth L. DelBianco(3)	$474,160	$57,223	$572,489

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Company's accrued obligations during the year ended December 31, 2012.

(2)
Amounts for Mr. Muhlhauser include only amounts in his supplementary retirement plans and not amounts in his 401(k) plan.

(3)
The difference between the Accumulated Value at Start of Year and the Accumulated Value at End of Year reported in the 2011 Form 20-F for Mr. Nicoletti and Ms. DelBianco is attributable to different exchange rates used in the 2011 and 2012 Form 20-Fs. The exchange rate used in the 2011 Form 20-F was $1.00 = C$0.9887.

(4)
Includes $162,000 contribution to the SERP representing the net present value of such contributions for two years. Mr. Nicoletti's employment with the Company terminated effective December 28, 2012.

        Mr. Muhlhauser participates in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Company may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Company contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Company to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2012, is $15,000. Mr. Muhlhauser also participates in a supplementary retirement plan that is also a defined contribution plan. It is designed to provide annual benefits equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Mr. Muhlhauser and he is entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

        Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco participate in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension

Plan allows employees to choose how the Company's contributions are invested on their behalf within a range of investment options provided by third party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide benefits of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers

        The Company has entered into employment agreements with certain of its NEOs in order to provide certainty to the Company and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Mr. Muhlhauser and Ms. DelBianco

        The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Company, they are terminated without cause or resign for good reason as defined in their agreements (which provision is commonly referred to as a "double trigger" provision). A change in control period is defined in their agreements as the period (a) commencing on the date the Company enters into a binding agreement for a change in control, an intention is announced by the Company to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Company, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, in these circumstances, (a) the stock options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favorable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Company, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of stock options or PSUs. Stock options that would have otherwise vested and become exercisable during the 12-week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All remaining unvested stock options are cancelled. All RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. PSUs vest based on actual performance and on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. The Company's obligations provide for a cash settlement to cover benefits for a two-year period following termination. In addition, the Company also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for, a three-year period for Mr. Muhlhauser and a two-year period for Ms. DelBianco.

        Mr. Muhlhauser is the only NEO currently eligible for retirement treatment under the LTIP or CSUP, however, these values have been provided for the other NEOs in Tables 18 to 22 as an indication of the amount of such benefit when the NEO is eligible for retirement. In the event of retirement, or a termination without cause at a time when the NEO is eligible for retirement treatment under the LTIP or CSUP, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement or termination and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement or termination.

        The foregoing entitlements are conferred on Mr. Muhlhauser and Ms. DelBianco in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of three years following termination of employment in the case of Mr. Muhlhauser and a period of two years following termination of employment in the case of Ms. DelBianco. In the event of a breach of such obligations, the Company is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

        The following tables summarize the incremental payments to which Mr. Muhlhauser and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2012 as a result of a change in control, retirement or termination without cause.

Table 18: Mr. Muhlhauser's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$6,012,469	—	$475,191	$6,487,660

Retirement	—	—	—	—

Termination without Cause	$2,967,500	—	$465,408	$3,432,908

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution.

Table 19: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,752,800	—	$233,013	$2,985,813

Retirement	—	—	—	—

Termination without Cause	$1,953,600	—	$155,034	$2,108,634

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health benefits and pension plan contribution.

Mr. Nicoletti

        Mr. Nicoletti's employment with the Company terminated effective December 28, 2012. Mr. Nicoletti received a cash payment of $2,389,576 comprised of: a severance payment of $2,200,000; a lump sum payment of $25,500 representing the net present value of benefits for a period of two years; pension contributions of $162,000 representing the net present value of such contributions for two years; and group life insurance premiums totaling $2,076.

Messrs. Myers, Andrade and McCaughey

        The terms of employment with the Company for Messrs. Myers, Andrade and McCaughey are governed by the Company's Executive Employment Guidelines (the "Executive Guidelines"). Upon termination without cause within two years following a change in control of the Company (a "double-trigger" provision), Messrs. Myers, Andrade and McCaughey are eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Myers, Andrade and McCaughey vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance.

        Under the Executive Guidelines, the pension and group benefits of Messrs. Myers, Andrade and McCaughey discontinue on the date of termination.

        Outside of the two-year period following a change in control, upon termination without cause, Messrs. Myers, Andrade and McCaughey are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

        In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

        The foregoing entitlements are conferred on Messrs. Myers, Andrade and McCaughey in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

        The following tables summarize the incremental payments to which Messrs. Myers, Andrade and McCaughey would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2012 as a result of a change in control, retirement or termination without cause.

Table 20: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,000,000	—	—	$1,000,000

Retirement	—	—	—	—

Termination without Cause	$1,000,000	—	—	$1,000,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 21: Mr. Andrade's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$826,000	—	—	$826,000

Retirement	—	—	—	—

Termination without Cause	$826,000	—	—	$826,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$800,000	—	—	$800,000

Retirement	—	—	—	—

Termination without Cause	$800,000	—	—	$800,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph

        Subordinate voting shares have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in subordinate voting shares with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2007 to December 31, 2012.

        As can be seen from the performance graph above, an investment in the Company on January 1, 2008 would have resulted in a 39.4% increase in value over the five-year period ended December 31, 2012 compared with a 4.1% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period. Over the same period, total NEO Compensation (as defined below) decreased by 26.5%. The decrease in NEO Compensation from 2008 to 2012 is due, in part, to the achievement of certain annual corporate financial targets for CTI in 2008 which resulted in a CTI Business Results Factor of 119% for 2008. As the annual corporate financial targets for 2012 were not achieved, the CTI Business Results Factor for 2012 was 0% and no CTI payments were made to NEOs in respect of 2012. See Compensation Discussion and Analysis — 2012 Compensation Decisions — Annual Incentive Award (CTI). In the medium to long term, compensation of the Company's NEOs is directly impacted by the market value of the subordinate voting shares, as a significant portion of NEO Compensation is awarded in the form of equity-based incentives with payout tied to the market price performance of the subordinate voting shares.

        For the purpose of the above discussion, NEO Compensation is defined as aggregate annual compensation (i.e. the sum of base salary, CTI payments (if applicable) and the grant date fair value of share-based awards and option-based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology disclosed in the Summary Compensation Table. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

        In 2012, total compensation for NEOs was 6.6% of 2012 adjusted earnings.

EXECUTIVE SHARE OWNERSHIP

        The Company has share ownership guidelines for the CEO, Executive Vice Presidents and Senior Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in securities of the Company as shown in Table 23. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. As of December 31, 2012, the applicable NEOs were in compliance with the share ownership guidelines, as follows:

Table 23: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)	Share Ownership (Multiple of Salary)

Craig H. Muhlhauser	$3,000,000 (3 × salary)	$11,364,010	11.4x

Darren Myers(2)	$1,000,000 (2 × salary)	$783,940	1.6x

Michael Andrade	$826,000 (2 × salary)	$914,919	2.2x

Michael McCaughey	$800,000 (2 × salary)	$1,365,679	3.4x

Elizabeth L. DelBianco	$888,000 (2 × salary)	$2,477,567	5.6x

(1)
Includes the following, as of December 31, 2012: (i) subordinate voting shares beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on February 2, 2013 at 200% of target, which, on December 31, 2012, was the Company's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $8.15 being the closing price of subordinate voting shares on the NYSE on December 31, 2012.

(2)
Mr. Myers was promoted to EVP, CFO effective December 6, 2012 and, accordingly, pursuant to the share ownership guidelines, he is expected to achieve the specified share ownership threshold within a period of five years following such promotion. Including the January 28, 2013 RSU grant in respect of 2012, Mr. Myers' share ownership value is $1,383,940 or 2.8 times his base salary of $500,000.

C.    Board Practices

        Members of the Board are elected until the next annual meeting or until their successors are elected or appointed. See Item 6(A), "Directors and Senior Management" for details for the period during which each director has served in his/her office. Our non-management directors meet in camera (i.e., without our chief executive officer, chief financial officer or other members of management present) from time to time to consider such matters as they deem appropriate. In accordance with the NYSE Rules for listed companies, "non-management" directors are all those who are not executive officers of the Company. We have designated the Chairman of the Board as the presiding non-management director at all in camera sessions. The non-management directors can set their own agenda, maintain minutes and report back to the Board as a whole. Among the items that the non-management directors meet privately in camera to review is the performance of the Company's executive officers. Our Audit Committee, which consists solely of independent, non-management directors, met in camera immediately following each Audit Committee meeting in 2012.

        Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Natale, Mr. Ryan and Mr. Wilson are independent directors under applicable independence standards in Canada, and were in compliance with the New York Stock Exchange Listed Company Manual.

        Except for the right to receive deferred compensation, no director is entitled to benefits from Celestica under any service contracts when they cease to serve as a director. See Item 6(B), "Compensation".

  Communications with the Board of Directors

        Shareholders and other interested parties may communicate with the Board, the Audit Committee, the Compensation Committee, any individual director, or all non-management directors as a group, by writing to:

    Celestica Inc.
    844 Don Mills Road
    Toronto, Ontario, Canada M3C 1V7
    Attention: Board of Directors

        If the letter is from a shareholder, the letter should state that the sender is a shareholder. Under a process approved by the Board, depending on the subject matter, management will:

  •
  forward the letter to the director or directors to whom it is addressed; or

  •
  attempt to handle the matter directly (as where information about the Company or its stock is requested); or

  •
  not forward the letter if it is primarily commercial in nature or relates to an improper or irrelevant topic.

        A summary of all relevant communications that are received after the last meeting of the full Board and which are not forwarded will be presented at each meeting of the Board, together with any specific communication requested by a director to be presented to the Board.

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

Board Committees

        The Board has three standing committees, each with a specific mandate: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. All of these committees are composed solely of independent directors.

        The Board previously had as a standing committee a fully independent Executive Committee that was comprised of Robert Crandall (Chairman) and William Etherington. The purpose of the Executive Committee was to provide a degree of flexibility and ability to respond to time-sensitive matters where it was impractical to call a meeting of the full Board. All decisions of the Executive Committee were submitted to the Board for approval or ratification.

        The Board determined that it would no longer require the services of an Executive Committee as a standing committee of the Board effective April 23, 2012.

  Audit Committee

        The Audit Committee consists of Ms. Koellner (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Natale, Mr. Ryan and Mr. Wilson, all of whom are independent directors (as that term is defined in the NYSE listing standards) and are financially literate. Ms. Koellner currently serves as the Chair of the Audit Committee of Hillshire Brands Company. Mr. Etherington has served as a chief financial officer of a large North American organization. Mr. Natale joined the audit committee on April 23, 2012. All of the committee members have held executive positions with large corporations. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent advisors as it considers appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

        The Audit Committee has established procedures for: (i) receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and (ii) confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A copy of the Audit Committee Mandate is available on our website at www.celestica.com.

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

        The Audit Committee has received the written disclosures and the letter from the independent auditor as required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and

        Based on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Celestica's annual report for the last fiscal year for filing with the Commission.

        The Audit Committee:

    Mr. DiMaggio
    Mr. Etherington
    Ms. Koellner
    Mr. Natale
    Mr. Ryan
    Mr. Wilson

  Compensation Committee

        The Compensation Committee consists of Mr. Ryan (Chair), Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Natale and Mr. Wilson, all of whom are independent directors. Mr. Natale joined the Compensation Committee on April 23, 2012. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee: approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews and approves annually the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; reviews and approves the compensation of the CEO based on an assessment of the CEO's annual performance; reviews the compensation of our most senior executives; reviews our succession plans for key executive positions; reviews and approves material changes to our organizational structure and human resource policies; and reviews, regularly, the risks associated with our executive compensation policies and practices. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our compensation consultant in making recommendations to the Compensation Committee regarding executive officer and director compensation.

        A copy of the Compensation Committee Mandate is available on our website at www.celestica.com.

  Compensation Committee Report:

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Celestica's annual report.

        The Compensation Committee:

    Mr. DiMaggio
    Mr. Etherington
    Ms. Koellner
    Mr. Natale
    Mr. Ryan
    Mr. Wilson

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Etherington (Chair), Mr. DiMaggio, Ms. Koellner, Mr. Natale, Mr. Ryan and Mr. Wilson, all of whom are independent directors. Mr. Natale joined the Nominating and Corporate Governance Committee on April 23, 2012. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by our shareholders. The Committee's mandate includes making recommendations to the Board relating to the Company's approach to corporate governance; reviewing the Company's corporate governance guidelines and recommending appropriate changes to the Board; assessing the performance of the CEO relative to corporate goals and objectives established by the Committee; and assessing the effectiveness of the Board and its committees.

        A copy of the Nominating and Corporate Governance Committee Mandate is available on our website at www.celestica.com.

D.    Employees

        As of December 31, 2012, we employed approximately 29,000 permanent and temporary (contract) employees worldwide. Some of our employees in Austria, China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining. The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2010	11,000	4,000	20,000
December 31, 2011	8,000	3,000	20,000
December 31, 2012	7,000	2,000	20,000

        Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2012, approximately 5,300 temporary (contract) employees (December 31, 2011 — 5,800) were engaged by us worldwide. We used, on average, approximately 5,900 temporary (contract) employees throughout 2012.

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 15, 2013 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS.

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
William A. Etherington(3)	20,000 SVS	*	*	*
Dan DiMaggio	0 SVS	—	—	—
Laurette Koellner	0 SVS	—	—	—
Joseph M. Natale	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Gerald W. Schwartz(4)(5)	18,946,368 MVS	100.0%	10.3%	74.2%
	666,324 SVS	*	*	*
Michael Wilson	0 SVS	—	—	—
Craig H. Muhlhauser	2,399,258 SVS	1.5%	1.3%	*
Darren G. Myers	118,960 SVS	*	*	*
Elizabeth L. DelBianco	340,952 SVS	*	*	*
Glen McIntosh	119,436 SVS	*	*	*
Michael L. Andrade	186,852 SVS	*	*	*
Michael McCaughey	178,923 SVS	*	*	*
Mary Gendron	272,783 SVS	*	*	*
Robert L. Crandall(6)	90,000 SVS	*	*	*
Paul Nicoletti(7)	584,572 SVS	*	*	*
All directors and executive officers as a group (16 persons)(8)	18,946,368 MVS	100.0%	10.3%	74.2%
	4,978,060 SVS	3.0%	2.7%	*
Total percentage of all equity shares and total percentage of voting power			13.0%	75.0%

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

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge. Except as otherwise disclosed, such information has been provided by each nominee and officer.

(3)
Includes 10,000 subordinate voting shares subject to exercisable stock options.

(4)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(5)
Includes 120,657 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 688,807 subordinate voting shares are subject to stock options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex and 119,495 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and stock option plans. Mr. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and owns, directly or indirectly, multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

(6)
Includes 20,000 subordinate voting shares subject to exercisable stock options. Mr. Crandall did not stand for re-election to the Board at the Company's annual meeting held on April 24, 2012, having passed the age of retirement provided for in the Company's Corporate Governance Guidelines. Accordingly, Mr. Crandall ceased to be an insider of Celestica effective April 24, 2012 and is not required to file insider reports subsequent to that date. Information as to shares beneficially owned or shares over which control or direction is exercised by Mr. Crandall is provided based on public filings as of April 24, 2012.

(7)
Mr. Nicoletti's employment with the Company terminated effective December 28, 2012. Accordingly, Mr. Nicoletti ceased to be an insider of Celestica as of such date and is not required to file insider reports subsequent to that date. Information as to shares beneficially owned or shares over which control or direction is exercised by Mr. Nicoletti is provided based on public filings as of December 28, 2012.

(8)
Includes 2,742,586 subordinate voting shares subject to exercisable stock options.

        Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent approximately 26% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation".

        At February 15, 2013, approximately 730 persons held stock options to acquire an aggregate of 6.5 million subordinate voting shares. Most of these stock options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation". The following table sets forth information with respect to stock options outstanding as at February 15, 2013.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (7 persons in total)	8,000	C$15.35	April 18, 2003	April 18, 2013
	51,834	C$22.75	January 31, 2004	January 31, 2014
	32,600	C$18.00	December 9, 2004	December 9, 2014
	50,000	$13.00	June 6, 2005	June 6, 2015
	15,000	C$16.20	July 5, 2005	July 5, 2015
	210,989	$10.00/C$11.43	January 31, 2006	January 31, 2016
	134,091	$6.05/C$7.10	February 2, 2007	February 2, 2017
	230,625	$6.51/C$6.51	February 5, 2008	February 5, 2018
	10,000	C$8.06	September 5, 2008	September 5, 2018
	103,679	$5.26	November 5, 2008	November 5, 2018
	704,860	$4.13/C$5.13	February 3, 2009	February 3, 2019
	413,942	$10.20/C$10.77	February 2, 2010	February 2, 2020
	524,161	$9.87/C$9.87	February 1, 2011	February 1, 2021
	7,435	C$10.69	March 11, 2011	March 11, 2021
	601,673	$8.21/C$8.26	January 31, 2012	January 31, 2022
	812,792	$8.24/C$8.29	January 28, 2013	January 28, 2023
Non-Executive Director	5,000	$10.62	April 18, 2003	April 18, 2013
	5,000	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (other than MSL) (approximately 700 persons in total)	80,000	$10.62-$19.90	During 2003	February 26, 2013-December 10, 2013
	476,083	$17.15/C$22.75	January 31, 2004	January 31, 2014
	96,341	$13.80-C$24.92	During 2004	February 6, 2014-September 7, 2014
	170,620	$14.86/C$18.00	December 9, 2004	December 9, 2014
	30,400	$9.71-C$16.20	During 2005	January 5, 2015-December 5, 2015
	222,215	$10.00/C$11.43	January 31, 2006	January 31, 2016
	32,218	$9.35-C$12.54	During 2006	February 6, 2016-December 5, 2016
	146,666	$6.05/C$7.10	February 2, 2007	February 2, 2017
	87,311	$5.77-C$7.76	During 2007	February 26, 2017-December 7, 2017
	224,000	$6.51/C$6.51	February 5, 2008	February 5, 2018
	81,670	$4.90-$9.21	During 2008	March 5, 2018-December 5, 2018
	221,666	C$5.13	February 3, 2009	February 3, 2019
	35,000	$4.04-$8.05	During 2009	February 5, 2019-November 5, 2019
	114,379	$10.20/C$10.77	February 2, 2010	February 2, 2020
	146,806	$9.87/C$9.87	February 1, 2011	February 1, 2021
	171,884	$8.21/C$8.26	January 31, 2012	January 31, 2022
	174,291	$8.24/C$8.29	January 28, 2013	January 28, 2023
MSL Employees(1)	82,781	$10.91-$15.20	During 2003	February 26, 2013-September 8, 2013

(1)
Represents options outstanding under certain stock option plans that were assumed by Celestica on March 12, 2004.

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 15, 2013 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights. Subordinate voting shares represent approximately 26% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation".

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,946,368 MVS	100.0%	10.3%	74.2%
	545,667 SVS	*	*	*
Gerald W. Schwartz(3)	18,946,368 MVS	100.0%	10.3%	74.2%
	666,324 SVS	*	*	*
Mackenzie Financial Corporation(4)	28,319,093 SVS	17.2%	15.4%	4.4%
Letko, Brosseau & Ass. Inc.(5)	17,500,848 SVS	10.6%	9.5%	2.7%
BlackRock, Inc.(6)	11,254,954 SVS	6.8%	6.1%	1.8%
Donald Smith & Co., Inc.(7)	10,962,429 SVS	6.6%	6.0%	1.7%
Total percentage of all equity shares and total percentage of voting power			47.7%	84.9%

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

(2)
Includes 945,010 multiple voting shares held by wholly-owned subsidiaries of Onex, 119,495 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and stock option plans, and 102,597 subordinate voting shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

The share provisions provide "coat-tail" protection to the holders of the subordinate voting shares by providing that the multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares, and the multiple voting shares held by such purchaser thereafter shall be subject to the share provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex, (ii) Onex and its affiliates, collectively, cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, or (iii) if at any time the number of outstanding multiple voting shares represents less than 5% of the aggregate number of the outstanding multiple voting shares and subordinate voting shares, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i) Onex includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex immediately prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person. Onex, which owns all of the outstanding multiple voting shares, has entered into an agreement with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the subordinate voting shares, for the purpose of ensuring that the holders of subordinate voting shares will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) if multiple voting shares and subordinate voting shares were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of subordinate voting shares, Onex has agreed that it, and any of its affiliates that may hold multiple voting shares from time to time, will not sell any multiple voting shares, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of subordinate voting shares if the sale had been a sale of subordinate voting shares rather than multiple voting shares, but otherwise on the same terms.
  The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
Includes 120,657 subordinate voting shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 688,807 subordinate voting shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex, and owns, directly or indirectly, multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the shares of Celestica owned by Onex; Mr. Schwartz, however, disclaims such beneficial ownership of the Celestica shares held by Onex and Celestica Employee Nominee Corporation.

The address of Mr. Schwartz is: 161 Bay Street P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
Mackenzie Financial Corporation ("Mackenzie") is the beneficial owner of 28,319,093 subordinate voting shares and has sole voting power and sole dispositive power over these shares. The address of Mackenzie is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1. The number of shares reported as owned by Mackenzie in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Mackenzie with the SEC on February 11, 2013.

(5)
Letko, Brosseau & Ass. Inc. ("Letko") is the beneficial owner of 17,500,848 subordinate voting shares and has sole voting power and sole dispositive power over these shares. Clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the subordinate voting shares reported as beneficially owned by Letko. No clients of Letko beneficially owns more than five percent of the subordinate voting shares. The address of Letko is: 1800 McGill College Av., Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Letko with the SEC on January 9, 2013.

(6)
BlackRock, Inc. ("BlackRock") is the beneficial owner of 11,254,954 subordinate voting shares and has sole voting power and sole dispositive power over these shares. The address of BlackRock is: 55 East 52nd Street, New York, New York 10055. The number of shares reported as owned by BlackRock in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed with the SEC on January 30, 2013 by BlackRock, on behalf of itself (as a parent holding company) and certain of its subsidiaries identified therein.

(7)
Donald Smith & Co., Inc. ("Donald Smith") is the beneficial owner of 10,962,429 subordinate voting shares and has sole voting power over 8,072,091 subordinate voting shares and sole dispositive power over 10,962,429 subordinate voting shares. The address of Donald Smith is: 152 West 57th Street, New York, New York 10019. The number of shares reported as owned by Donald Smith in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed with the SEC on February 13, 2013 by Donald Smith, on behalf of itself and Donald Smith Long/Short Equities Fund, L.P.

        Mackenzie and Letko have been major shareholders since 2007. Greystone and BMO ceased to hold 5% of subordinate voting shares during 2012. BlackRock and Donald Smith became holders of 5% or more of the subordinate voting shares during 2012.

Holders

        On February 15, 2013, there were approximately 1,800 holders of record of subordinate voting shares, of which 440 holders, holding approximately 60% of the outstanding subordinate voting shares, were resident in the United States and 400 holders, holding approximately 40% of the outstanding subordinate voting shares, were resident in Canada.

B.    Related Party Transactions

        Onex, which beneficially owns, controls or directs, directly or indirectly, all of the outstanding multiple voting shares, has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the subordinate voting shares, for the purpose of ensuring that the holders of subordinate voting shares will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) if multiple voting shares and subordinate voting shares were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of subordinate voting shares, Onex has agreed that it, and any of its affiliates that may hold multiple voting shares from time to time, will not sell any multiple voting shares, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of subordinate voting shares if the sale had been a sale of subordinate voting shares rather than multiple voting shares, but otherwise on the same terms.

        We currently have, or have had, manufacturing agreements with one or more companies related to or under the control of Onex or Mr. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex and one of our directors (2011 — two companies; 2010 — one company). During 2012, we recorded revenue of $38.0 million from one related company (2011 — $90.9 million; 2010 — $43.3 million). At December 31, 2012, we had $6.5 million due from this related company (December 31, 2011 — $15.5 million; December 31, 2010 — $4.9 million). All transactions with these companies were in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

        After giving effect to our December 2012 purchase of subordinate voting shares pursuant to our substantial issuer bid, the multiple voting shares owned by Onex represented approximately 74% of the aggregate voting rights attached to Celestica's shares compared to 72% immediately prior to such purchase.

        On January 1, 2009, Celestica and Onex entered into a Services Agreement for the services of Mr. Schwartz as a director of the Company. The initial term of the Services Agreement was for one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the subordinate voting shares on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be paid.

        Our related party transactions are also disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions".

Indebtedness of Related Parties

        As at February 15, 2013, no related parties were indebted to Celestica, except for trade receivables under the manufacturing agreements as described herein.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements".

Litigation

        We are party to litigation from time-to-time. We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, or financial condition of Celestica. In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses and potential judgments or settlement costs.

Dividend Policy

        We have not declared or paid any dividends to our shareholders. We will retain earnings for general corporate purposes to promote future growth; as such, our Board does not anticipate paying any dividends for the foreseeable future. Our Board will review this policy from time-to-time, having regard to our financial condition, financing requirements and other relevant factors.

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

        The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2008	$9.74	$3.27	424,530,000
Year ended December 31, 2009	10.09	2.59	277,960,000
Year ended December 31, 2010	11.24	7.51	207,160,000
Year ended December 31, 2011	11.98	6.94	194,790,000
Year ended December 31, 2012	10.22	6.75	122,930,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2008	C$	9.68	C$	4.31	276,890,000
Year ended December 31, 2009		10.80		3.41	254,740,000
Year ended December 31, 2010		11.41		8.04	259,630,000
Year ended December 31, 2011		11.75		7.15	295,270,000
Year ended December 31, 2012		10.14		6.63	319,390,000

        The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2011
First quarter	$11.98	$9.29	49,200,000
Second quarter	11.27	8.08	35,080,000
Third quarter	9.35	7.15	68,830,000
Fourth quarter	8.81	6.94	41,680,000
Year ended December 31, 2012
First quarter	$10.22	$7.48	45,260,000
Second quarter	9.65	6.98	39,380,000
Third quarter	8.02	6.91	18,230,000
Fourth quarter	8.26	6.75	20,060,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2011
First quarter	C$	11.75	C$	9.21	83,310,000
Second quarter		10.72		7.91	82,870,000
Third quarter		8.89		7.15	75,590,000
Fourth quarter		8.86		7.31	53,500,000
Year ended December 31, 2012
First quarter	C$	10.14	C$	7.67	88,470,000
Second quarter		9.58		7.17	85,360,000
Third quarter		7.92		6.79	59,100,000
Fourth quarter		8.18		6.63	86,460,000

        The high and low market prices for each month for the most recent six months based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
September 2012	$8.02	$6.91	5,270,000
October 2012	7.32	6.75	5,410,000
November 2012	7.52	7.15	8,770,000
December 2012	8.26	7.30	5,880,000
January 2013	8.63	7.80	7,430,000
February 2013	8.28	7.81	6,970,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
September 2012	C$	7.78	C$	6.79	19,580,000
October 2012		7.25		6.63	21,380,000
November 2012		7.43		7.16	35,550,000
December 2012		8.18		7.24	29,530,000
January 2013		8.58		7.79	20,360,000
February 2013		8.53		7.80	16,140,000

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

  Shareholder Rights and Limitations

        The rights and preferences attached to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3 (Reg. No. 333-69278), filed with the SEC on September 12, 2001, which section is hereby incorporated by reference into this Annual Report.

        Additional information concerning the rights and limitations of shareholders found in Celestica's articles of incorporation is hereby incorporated by reference to our registration statement on Form F-4 (Reg. No. 333-9636).

C.    Material Contracts

        Information about material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or any member of Celestica's group is a party, for the two years immediately preceding the publication of this Annual Report are described in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources".

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, except as described under Item 10(E), "Taxation".

E.    Taxation

Material Canadian Federal Income Tax Considerations

        The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a U.S. Holder), who acquires subordinate voting shares and who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm's length and is not affiliated with Celestica, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to whom the subordinate voting shares are designated insurance property (as defined in the Canadian Tax Act).

        This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 15, 2013, and the current published administrative practices of the Canada Revenue Agency.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of January 31, 2013, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities", taxpayers who hold subordinate voting shares as part of a "straddle", "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

  Taxation of Dividends Paid on Subordinate Voting Shares

        Subject to the discussion of the passive foreign investment company ("PFIC") rules below, in the event that we pay a dividend, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on subordinate voting shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Company's current or accumulated earnings and profits will be foreign source "passive category income" for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the subordinate voting shares and, to the extent in excess of such basis, will be treated as capital gain.

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

        Individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2012 generally will be taxed at a maximum U.S. federal rate of 20% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

        Dividends received by certain high-income individuals and trusts in taxable years beginning after December 31, 2012 will also be subject to a 3.8% unearned Medicare contribution tax on passive income.

  Taxation of Disposition of Subordinate Voting Shares

        Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition.

        A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares". A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date", unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain. Long-term capital gain that is recognized by non-corporate taxpayers in a taxable year beginning after December 31, 2012 is eligible for a maximum 20% rate of taxation plus a 3.8% tax on passive income derived by certain high-income individuals and trusts. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

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

        Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2012 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Company which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, based on our current business plan, we may be a PFIC in 2013 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.

  Tax Consequences for Non-United States Holders of Subordinate Voting Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a holder of subordinate voting shares that is not a United States Holder ("non-United States Holder") will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, subordinate voting shares unless:

  •
  the item is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States and, generally, in the case of a resident of a country that has an income treaty with the United States, such item is attributable to a permanent establishment in the United States;

  •
  the non-United States Holder is an individual who holds subordinate voting shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

  •
  the non-United States Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates who expatriated prior to June 17, 2008.

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

        Recently enacted legislation requires U.S. individuals to report an interest in any "specified foreign financial asset" if the aggregate value of such assets owned by the U.S. individual exceeds $50,000 (or such higher threshold as may apply to a particular taxpayer pursuant to the instructions to IRS Form 8938). Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.

        Non-United States Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on or upon the disposition of shares, provided in some instances that the non-United States Holder provides a taxpayer identification number, certifies to his foreign status or otherwise establishes an exemption.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        Any statement in this Annual Report about any of our contracts or other documents is not exhaustive. If the contract or document is filed as an exhibit to this Annual Report or is incorporated by reference, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

        You may access this Annual Report, including exhibits and schedules, on our website at www.celestica.com or request a copy free of charge through our website. Requests may also be directed to clsir@celestica.com, by mail to Celestica Investor Relations, 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7, or by telephone at 416-448-2211.

        You may also review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

        You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

        We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval website (www.sedar.com).

        You may access other information about Celestica on our website at www.celestica.com.

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2012, we had foreign currency contracts covering various currencies in an aggregate notional amount of $682.2 million (December 31, 2011 — $776.5 million). These contracts had a fair value net unrealized gain of $4.2 million at December 31, 2012 (December 31, 2011 — $13.9 million net unrealized loss).

	Expected Maturity Date
	2013	2014 - 2017	2018 and thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
Contract amount in millions
Receive C$/Pay U.S.$
Contract amount	$288.2	$—	$—	$288.2	$(0.7)
Average exchange rate	1.01	—
Receive Thai Baht/Pay U.S.$
Contract amount	$100.0	$18.3	—	$118.3	$2.1
Average exchange rate	0.03	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$75.3	$12.3	—	$87.6	$1.1
Average exchange rate	0.32	0.32
Receive Mexican Peso/Pay U.S.$
Contract amount	$37.9	—	—	$37.9	$0.4
Average exchange rate	0.08
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$34.1	—	—	$34.1	$0.1
Average exchange rate	0.16
Pay British Pound Sterling/Receive U.S.$
Contract amount	$68.3	—	—	$68.3	$0.1
Average exchange rate	1.62
Pay Euro/Receive U.S.$
Contract amount	$11.9	—	—	$11.9	$0.1
Average exchange rate	1.31
Receive Romanian Leu/Pay U.S.$
Contract amount	$11.3	—	—	$11.3	$0.5
Average exchange rate	0.28
Receive Other/Pay U.S.$
Contract amount	$24.6	—	—	$24.6	$0.5
Average exchange rate	—

Total	$651.6	$30.6	$—	$682.2	$4.2

Interest Rate Risk

        Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage point increase in these rates would increase interest expense by $4.0 million annually, assuming we borrow a maximum of $400.0 million under our credit facility. On December 31, 2012, we had drawn $55.0 million under this facility, which we expect to repay during the first half of 2013. See note 11 to the Consolidated Financial Statements in Item 18.

        We redeemed all of our outstanding Senior Subordinated Notes by March 31, 2010. See note 11(b) to the Consolidated Financial Statements in Item 18.

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

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        Information concerning our controls and procedures is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Controls and Procedures".

        The attestation report from our auditors KPMG LLP is set forth on page F-2 of our Consolidated Financial Statements in Item 18.

Item 16.    [Reserved.]

Item 16A.    Audit Committee Financial Expert

        The Board has considered the extensive financial experience of Mr. Etherington and Ms. Koellner and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes Oxley Act of 2002.

        The Board also determined that Messrs. Etherington, DiMaggio, Natale, Ryan and Wilson and Ms. Koellner are independent directors, as that term is defined in the NYSE listing standards.

Item 16B.    Code of Ethics

        The Board has adopted a Finance Code of Professional Conduct for Celestica's CEO, our senior finance officers and all personnel in the finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; compliance with all applicable laws and regulations; prompt internal reporting of violations of the code and accountability for adherence to the code. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

        The Finance Code of Professional Conduct and the Business Conduct Governance policy can be accessed electronically at www.celestica.com. Celestica will provide a copy of such policies free of charge to any person who so requests. Requests should be directed to clsir@celestica.com, by mail to Celestica Investor Relations, 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7, or by telephone at 416-448-2211.

Item 16C.    Principal Accountant Fees and Services

        The external auditor is engaged to provide services pursuant to pre-approval policies and procedures established by the Audit Committee of Celestica's Board. The Audit Committee approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee must approve any non-audit services provided by the auditor and related fees and does so only if it considers that these services are compatible with the external auditor's independence.

        Our auditors are KPMG LLP. KPMG did not provide any financial information systems design or implementation services to us during 2011 or 2012. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $3.7 million in 2012 (2011 — $3.6 million) for audit services.

Audit-Related Fees

        KPMG billed $0.2 million in 2012 (2011 — $0.4 million) for audit-related services, including due diligence related to acquisitions and pension audits.

Tax Fees

        KPMG billed $0.3 million in 2012 (2011 — $0.4 million) for tax compliance, tax advice and tax planning services.

All Other Fees

        KPMG billed $0.1 million in 2012 (2011 — nil) for other advisory services.

Pre-approval Policies and Procedures Percentage of Services Approved by Audit Committee

        All KPMG services and fees are approved by the Audit Committee.

Percentage of Hours Expended on KPMG's engagement not performed by KPMG's full-time, permanent employees (if greater than 50%)

        Not applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of subordinate voting shares purchased	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs

	(shares in millions)

February 2012(1)	2.6	$9.30	2.6	13.6

March 2012(1)	3.7	$9.49	3.7	9.9

April 2012(1)	0.2	$8.77	0.2	9.7

May 2012(1)	3.4	$7.91	3.4	6.3

June 2012(1)	1.1	$7.43	1.1	5.2

July 2012(1)	0.2	$7.90	0.2	5.0

August 2012(1)	1.7	$7.77	1.7	3.3

September 2012(1)	0.8	$7.76	0.8	2.5

December 2012(2)	22.4	$7.80	22.4	—

December 2012(3)	0.7	$8.07	0.7	1.5

	36.8	$8.09	36.8	4.0

(1)
In February 2012, we filed an NCIB with the TSX to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to 16.2 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. As of December 31, 2012, we repurchased for cancellation a total of 13.3 million shares at a weighted average price of $8.52 per share under the NCIB. From time-to-time, a trustee also purchases subordinate voting shares in the open market, on our behalf, to settle awards to employees vesting under our equity-based compensation plans. During February, March and June 2012, we repurchased a total of 0.4 million subordinate voting shares under the NCIB which were not cancelled as we used them to settle employee awards.

(2)
In December 2012, we completed an SIB pursuant to which we repurchased for cancellation 22.4 million subordinate voting shares at a price of $7.80 per share.

(3)
In the fourth quarter of 2012, we entered into an ASPP with a trustee to purchase 2.2 million subordinate voting shares in the open market to satisfy our deliveries in respect of share unit awards vesting in the first quarter of 2013. At December 31, 2012, 1.5 million subordinate voting shares remained to be purchased under the ASPP.

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

        In 2012, we submitted to the NYSE an officer's certificate, signed by Craig H. Muhlhauser, in his capacity as our CEO, certifying that he was not aware of any violation by Celestica of its corporate governance listing standards.

        The corporate governance guidelines can be accessed electronically at www.celestica.com.

Corporate Social Responsibility

        We have a heritage of strong corporate citizenship and uphold policies and principles that focus our corporate social responsibility initiatives across five key focus areas: labor, ethics, the environment, occupational health and safety, and giving back to the community.

        Our guiding policies and principles include:

  •
  Our Values, developed with input from our employees to reflect the characteristics and behaviors that are core to our Company;

  •
  Our Business Conduct Governance Policy, which outlines the ethics and practices we consider necessary for a positive working environment and the high legal and ethical standards to which our employees are held accountable; and

  •
  The Electronics Industry Citizenship Coalition ("EICC"), of which we were a founding member. The EICC's Code of Conduct outlines industry standards to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. Celestica is continually working to implement, manage and audit our compliance with this Code.

        We publish a Corporate Social Responsibility Report and a Business Conduct Governance Policy, both of which are available on our corporate website at www.celestica.com. These documents outline our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2013 and beyond.

Item 16H.    Mine Safety Disclosure

        Not applicable.

 Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.	Articles of Incorporation and Bylaws as currently in effect:
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Restated Article of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.11	Bylaw No. 1	20-F	001-14382	March 23, 2010	1.11
1.12	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.13	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.14	Bylaw No. 4	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
2.3	Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders	20-F	0001-14832	March 24, 2010	2.4
2.4	First Amendment to Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders, dated February 28, 2011.	Sc TO-I	005-55523	October 29, 2012	(b)(2)
2.5	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch*	20-F	001-14832	March 22, 2012	2.6

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
2.6	First Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement†					X
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation	20-F	0001-14382	March 23, 2010	4.1
4.2	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser	20-F	0001-14832	March 25, 2008	4.4
4.3	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	0001-14832	March 25, 2008	4.6
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan	20-F	0001-14382	March 23, 2010	4.5
4.5	Amended & Restated Celestica Share Unit Plan	20-F	0001-14382	March 24, 2010	4.6
4.6	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.7	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.8	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
4.9	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	Sc TO-I	005-55523	October 29, 2012	(d)(1)
4.10	Stock Purchase Agreement, dated July 26, 2012, among Celestica (USA) Inc., The Crossbow Group, LLC and D&H Manufacturing Company†					X
4.11	Directors' Share Compensation Plan (2008)	Sc TO-I	005-55523	October 29, 2012	(d)(3)
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	0001-14382	March 23, 2010	11.1
11.2	Business Conduct Governance Policy	20-F	0001-14382	March 23, 2010	11.2
12.1	Chief Executive Officer Certification					X

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
12.2	Chief Financial Officer Certification					X
13.1	Certification required by Rule 13a-14(a)**					X
15.1	Celestica Inc. Audit Committee Mandate					X
15.2	Consent of KPMG LLP, Chartered Accountants					X

*
Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Secretary of the Securities and Exchange Commission without redactions. Confidential treatment has been granted pursuant to our Application for an Order Granting Confidential Treatment Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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
Date: March 15, 2013

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

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 7, 2013

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s (the "Company") internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's report on internal control over financial reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and our report dated March 7, 2013 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Toronto, Canada March 7, 2013	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2012 and 2011, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

        In our opinion, the consolidated financial statements present fairly, in material respects, the consolidated financial position of the Company as at December 31, 2012 and 2011, and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2012, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2013 expressed an unqualified (unmodified) opinion on the effectiveness of the Company's internal control over financial reporting.

Toronto, Canada March 7, 2013	/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

	December 31 2011	December 31 2012
Assets
Current assets:
Cash and cash equivalents (note 20)	$658.9	$550.5
Accounts receivable (note 4)	810.8	700.5
Inventories (note 5)	880.7	745.7
Income taxes receivable	9.1	13.8
Assets classified as held-for-sale (note 6)	32.1	30.8
Other current assets	71.0	69.4

Total current assets	2,462.6	2,110.7
Property, plant and equipment (note 7)	322.7	337.0
Goodwill (note 8)	48.0	60.3
Intangible assets (note 8)	35.5	53.0
Deferred income taxes (note 19)	41.4	36.6
Other non-current assets (note 9)	59.4	61.2

Total assets	$2,969.6	$2,658.8

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 11(a))	$—	$55.0
Accounts payable	1,002.6	831.6
Accrued and other current liabilities	268.7	243.7
Income taxes payable (note 19)	39.0	37.8
Current portion of provisions (note 10)	36.3	30.8

Total current liabilities	1,346.6	1,198.9
Pension and non-pension post-employment benefit obligations (note 18)	120.5	116.2
Provisions and other non-current liabilities (note 10)	11.1	13.5
Deferred income taxes (note 19)	27.6	13.5

Total liabilities	1,505.8	1,342.1
Equity:
Capital stock (note 12)	3,348.0	2,774.7
Treasury stock (note 12)	(37.9)	(18.3)
Contributed surplus	369.5	653.2
Deficit	(2,203.5)	(2,097.0)
Accumulated other comprehensive income (loss) (note 13)	(12.3)	4.1

Total equity	1,463.8	1,316.7

Total liabilities and equity	$2,969.6	$2,658.8

Commitments, contingencies and guarantees (note 23)

Signed on behalf of the Board of Directors

[Signed] William A. Etherington Director	[Signed] Laurette Koellner Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2010	2011	2012
Revenue	$6,526.1	$7,213.0	$6,507.2
Cost of sales (note 14)	6,082.0	6,721.6	6,068.8

Gross profit	444.1	491.4	438.4
Selling, general and administrative expenses (SG&A) (note 14)	252.1	253.4	237.0
Research and development	—	13.8	15.2
Amortization of intangible assets (note 8)	15.8	13.5	11.3
Other charges (note 15)	49.9	6.5	59.5

Earnings from operations	126.3	204.2	115.4
Finance costs (note 16)	6.9	5.4	3.5

Earnings before income taxes	119.4	198.8	111.9
Income tax expense (recovery) (note 19):
Current	33.4	10.3	15.5
Deferred	(15.2)	(6.6)	(21.3)

	18.2	3.7	(5.8)

Net earnings	$101.2	$195.1	$117.7

Basic earnings per share	$0.44	$0.90	$0.56
Diluted earnings per share	$0.44	$0.89	$0.56
Shares used in computing per share amounts (in millions):
Basic	227.8	216.3	208.6
Diluted (note 22)	230.1	218.3	210.5

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

	Year ended December 31
	2010	2011	2012
Net earnings	$101.2	$195.1	$117.7
Other comprehensive income (loss), net of tax (note 13):
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 18)	(28.3)	5.2	(11.2)
Currency translation differences for foreign operations	1.6	(1.7)	(0.1)
Change from derivatives designated as hedges	1.8	(22.9)	16.5

Total comprehensive income	$76.3	$175.7	$122.9

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)(a)	Total equity
Balance — January 1, 2010	$3,591.2	$(0.4)	$222.7	$(2,476.7)	$8.9	$1,345.7
Capital transactions:
Issuance of capital stock	6.6	—	—	—	—	6.6
Repurchase of capital stock for cancellation	(268.4)	—	127.8	—	—	(140.6)
Purchase of treasury stock	—	(26.2)	—	—	—	(26.2)
Stock-based compensation and other	—	10.7	19.6	—	—	30.3
Reclassification of cash-settled stock-based compensation to accrued liabilities (note 12)	—	—	(9.2)	—	—	(9.2)
Total comprehensive income:
Net earnings for 2010	—	—	—	101.2	—	101.2
Other comprehensive income (loss), net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (note 18)	—	—	—	(28.3)	—	(28.3)
Currency translation differences for foreign operations	—	—	—	—	1.6	1.6
Change from derivatives designated as hedges	—	—	—	—	1.8	1.8

Balance — December 31, 2010	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3	$1,282.9
Capital transactions:
Issuance of capital stock	18.6	—	(6.7)	—	—	11.9
Purchase of treasury stock	—	(49.4)	—	—	—	(49.4)
Stock-based compensation and other	—	27.4	15.3	—	—	42.7
Total comprehensive income:
Net earnings for 2011	—	—	—	195.1	—	195.1
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 18)	—	—	—	5.2	—	5.2
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Change from derivatives designated as hedges	—	—	—	—	(22.9)	(22.9)

Balance — December 31, 2011	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Capital transactions:
Issuance of capital stock	18.3	—	(10.8)	—	—	7.5
Repurchase of capital stock for cancellation	(591.6)	—	302.0	—	—	(289.6)
Purchase of treasury stock	—	(21.7)	—	—	—	(21.7)
Stock-based compensation and other	—	41.3	(4.1)	—	—	37.2
Reclassification of cash-settled stock-based compensation to accrued liabilities (note 12)	—	—	(3.4)	—	—	(3.4)
Total comprehensive income:
Net earnings for 2012	—	—	—	117.7	—	117.7
Other comprehensive income (loss), net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (note 18)	—	—	—	(11.2)	—	(11.2)
Currency translation differences for foreign operations	—	—	—	—	(0.1)	(0.1)
Change from derivatives designated as hedges	—	—	—	—	16.5	16.5

Balance — December 31, 2012	$2,774.7	$(18.3)	$653.2	$(2,097.0)	$4.1	$1,316.7

(a)
Accumulated other comprehensive income (loss) is net of tax. See note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2010	2011	2012
Cash provided by (used in):
Operating activities:
Net earnings	$101.2	$195.1	$117.7
Adjustments for items not affecting cash:
Depreciation and amortization	87.0	77.2	81.7
Equity-settled stock-based compensation (note 12(b))	31.3	41.2	35.4
Other charges (recoveries) (note 15)	14.8	(12.1)	30.8
Finance costs	6.9	5.4	3.5
Income tax expense (recovery)	18.2	3.7	(5.8)
Other	(7.7)	(31.3)	(11.2)
Changes in non-cash working capital items:
Accounts receivable	(111.8)	147.0	116.7
Inventories	(162.8)	2.0	147.3
Other current assets	(11.9)	3.9	6.7
Accounts payable, accrued and other current liabilities and provisions	211.4	(216.9)	(193.1)

Non-cash working capital changes	(75.1)	(64.0)	77.6
Income taxes paid	(10.7)	(18.9)	(17.3)

Net cash provided by operating activities	165.9	196.3	312.4

Investing activities:
Acquisitions, net of cash acquired (note 3)	(16.2)	(80.5)	(71.0)
Purchase of computer software and property, plant and equipment	(60.8)	(62.3)	(105.9)
Proceeds from sale of assets	15.9	17.1	8.9

Net cash used in investing activities	(61.1)	(125.7)	(168.0)

Financing activities:
Borrowings under credit facilities (note 11(a))	—	—	55.0
Repurchase of Senior Subordinated Notes (Notes) (note 11(b))	(231.6)	—	—
Repurchase of capital stock for cancellation (note 12(a))	(140.6)	—	(289.6)
Purchase of treasury stock (note 12(b)(ii))	(26.2)	(49.4)	(21.7)
Issuance of capital stock (note 12(a))	4.6	11.9	7.5
Finance costs paid	(15.0)	(7.0)	(4.0)
Other	(0.9)	—	—

Net cash used in financing activities	(409.7)	(44.5)	(252.8)

Net increase (decrease) in cash and cash equivalents	(304.9)	26.1	(108.4)
Cash and cash equivalents, beginning of year	937.7	632.8	658.9

Cash and cash equivalents, end of year	$632.8	$658.9	$550.5

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

        Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Enterprise Computing (comprised of servers and storage), and Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.     BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

Statement of compliance:

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements were authorized for issuance by our board of directors on March 7, 2013.

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

        Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGU); our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, the rate of return on our pension assets and the discount rates applied to our pension and non-pension post-employment benefit liabilities.

        We have applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted; and the timing of the recognition of charges associated with restructuring plans.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        We describe our use of judgment and estimation uncertainties in greater detail in the following accounting policies.

SIGNIFICANT ACCOUNTING POLICIES:

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

(c)   Business combinations:

        We use the acquisition method to account for business combinations. All identifiable assets and liabilities are recorded at fair value at the acquisition date. Obligations for contingent consideration and contingencies are also recorded at fair value on the acquisition date. We generally record subsequent changes in the fair value of contingent liabilities from the date of acquisition to the settlement date in our consolidated statement of operations. We expense acquisition-related transaction costs as incurred in our consolidated statement of operations.

        We use judgment to determine the purchase price allocation and estimates to value identifiable net assets, including the fair value of contingent consideration, if applicable, at the acquisition date. We may engage independent third-parties to determine the fair value of property, plant and equipment and customer intangible assets. We use estimates to determine cash flow projections, including the period of future benefit, and future growth and discount rates, among other factors.

(d)   Foreign currency translation:

        The majority of our subsidiaries have a U.S. dollar functional currency which represents the currency of the primary economic environment in which they operate. For these subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the period-end exchange rates. We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. We recognize foreign currency differences arising on translation in our consolidated statement of operations.

        For foreign operations with a non-U.S. dollar functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these foreign operations in the foreign currency translation account included in accumulated other comprehensive income.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

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

(g)   Inventories:

        We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. Cost includes direct materials, labor and overhead. We procure inventory based on specific customer orders and forecasts. We may require valuation adjustments if actual market conditions, or demand for our customers' products, are less favorable than we had projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the suppliers or customers. We use estimates to forecast future sales volume and to identify excess inventory balances. A change to these assumptions could impact our inventory valuation and impact our gross margins. To the extent circumstances change, we may adjust our previous write-downs through our consolidated statement of operations in the period a change in estimate occurs.

(h)   Assets classified as held-for-sale:

        We classify assets as held-for-sale if the carrying amount will be recovered principally through a sale transaction rather than through their continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition. Assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell and are no longer depreciated. The valuation of fair value less costs to sell involves judgment by management on the probability and timing of disposition and the amount of recoveries and costs. We may engage independent third-parties to determine the estimated fair values less costs to sell for assets available for sale. At the end of each reporting period, we evaluate the appropriateness of our estimates and assumptions. We may require adjustments to reflect actual experience or changes in estimates.

(i)    Property, plant and equipment:

        We carry property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Cost consists of expenditures directly attributable to the acquisition of the asset, including interest for constructing qualified long-term assets. We capitalize the cost of an asset when the economic benefits associated with that asset are probable and when the cost can be measured reliably. We capitalize the costs of major renovations and we write-off the carrying amount of replaced assets. We expense all other maintenance and repair costs in our consolidated statement of operations as incurred. We do not depreciate land. We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

Buildings	25 years
Building/leasehold improvements	Up to 25 years or term of lease
Machinery and equipment	3 to 7 years

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        We estimate the useful life of property, plant and equipment based on the nature of the asset, historical experience, the terms of any related customer contract and expected changes in technology. When components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. We review our estimates of residual values, useful lives and the methods of depreciation annually at each year end and, if required, adjust for these prospectively. We determine gains and losses on the disposal or retirement of property, plant and equipment by comparing the proceeds from disposal with the carrying amount of the asset and we recognize these gains and losses in our consolidated statement of operations in the period of disposal.

(j)    Leases:

        We are the lessee of property, plant and equipment, primarily buildings and machinery. We classify leases where the risks and rewards of ownership are retained by the lessor as operating leases. We generally treat payments made under these leases as rentals and recognize these as expenses on a straight-line basis over the term of the lease in our consolidated statement of operations. We classify leases as finance leases if the risks and rewards of ownership have substantially transferred to us. We capitalize finance leases at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments and we depreciate these leases over the shorter of the useful life of the asset and the lease term. We include the corresponding liabilities, net of finance costs, in our consolidated balance sheet. We allocate each lease payment between the liability and finance costs.

(k)   Goodwill and intangible assets:

Goodwill:

        We initially measure goodwill on our consolidated balance sheet as the excess of the fair value of the consideration paid compared to the fair value of the identifiable net assets acquired, including the fair value of any contingent consideration. Subsequently, we measure goodwill at cost less accumulated impairment losses. We do not amortize goodwill. See note 2(l), Impairment of goodwill, intangible assets and property, plant and equipment. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that we expect will benefit from the acquisition.

Intangible assets:

        We record intangible assets on our consolidated balance sheet at fair value on the date of acquisition. We capitalize intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We estimate the useful life of intangible assets based on the nature of the asset, historical experience and the projected period of future economic benefits to be provided by the asset. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

Intellectual property	3 to 5 years
Other intangible assets	4 to 10 years
Computer software asset	1 to 10 years

        Intellectual property assets consist primarily of certain non-patented intellectual property and process technology. Other intangible assets consist primarily of customer relationships and contract intangibles. Computer software assets consist primarily of software licenses. We review our estimates of residual values, useful lives and the methods of amortization annually at each year end and, if required, adjust for these prospectively. We reflect changes in useful lives on a prospective basis.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

(l)    Impairment of goodwill, intangible assets and property, plant and equipment:

        We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or a CGU for impairment. We define a CGU as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows of other assets or group of assets. Absent triggering events during the year, we conduct our impairment assessment in the fourth quarter of the year to correspond with our planning cycle. Judgment is required in the determination of our CGU's and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds the recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth and discount rates and projecting cash flows, among other factors. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we work with independent brokers to obtain market prices to estimate our real property values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU to reduce the carrying amount of goodwill and then to reduce the carrying amount of other assets in the CGU or group of CGUs on a pro rata basis.

        We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses other than for goodwill, if the losses we recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount. The amount of the reversal is limited to restoring the carrying amount to the amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.

(m)  Provisions:

        We recognize a provision for legal or constructive obligations arising from past events when the amount can be reliably estimated and it is probable that an outflow of resources will be required to settle an obligation. The nature and type of provisions vary and management judgment is required to determine the extent of an obligation and whether the outflow of resources is probable. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in future estimates.

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

        The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. Our major assumptions include the timing and number of employees we will terminate, the measurement of termination costs, and the timing of disposition and estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize employee termination costs in the period the detailed plans are approved and when the restructuring actions have either commenced or have been announced to employees. For owned facilities and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

independent third-parties to determine the fair value less costs to sell for these assets. For leased facilities that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in future estimates.

Legal:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. We recognize a provision for claims based on management's estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third-party lawyers in making our determination. The filing of a suit or formal assertion of a claim does not automatically indicate that a provision may be appropriate. The amount and timing of the ultimate outcome may vary significantly from our original estimates. Material obligations that have not been recognized as provisions, as the outcome is remote or not probable or the amount cannot be reliably estimated, are disclosed as contingent liabilities. See note 23.

Warranty:

        We offer product and service warranties to our customers. We record a provision for future warranty costs based on management's estimate of probable claims under these warranties. Management considers the terms of the warranty, which vary by customer, product or service, the current volume of products sold or services rendered during the warranty period, and historical experience. We review and adjust these estimates as necessary to reflect our experience and new information. The amount and aging of our provision will vary depending on various factors including the length of the warranty offered, the remaining life of the warranty and the extent and timing of warranty claims. We have classified a portion of our warranty provision as current and a portion as non-current.

(n)   Employee benefits:

Pension and non-pension post-employment benefits:

        We classify pension and non-pension post-employment benefits as either defined contribution plans or defined benefit plans.

        Under defined contribution plans, our obligation is to make a fixed contribution to a separate entity with no further legal or constructive obligation to pay additional amounts if the pension plans fail to hold sufficient assets to cover the employee benefits. The related actuarial and investment risks fall on the employee. We recognize our obligations to make contributions to defined contribution plans as employee benefit expense in our consolidated statement of operations in the period the employee services are rendered.

        Defined benefit plans are post-employment benefit plans other than defined contribution plans. Under defined benefit plans, our obligation is to provide an agreed upon benefit to current and former employees. We remain exposed to the actuarial and investment risks for defined benefit plans. The net obligation is actuarially determined using the projected unit credit method, based on service and management's estimates. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs. These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables. Changes in assumptions could impact our pension plan valuations and our future pension expense and funding.

        Our obligation for each defined benefit plan consists of the present value of the defined benefit obligation less the fair value of plan assets and any unrecognized past service costs or credits, and is presented net on our consolidated balance sheet. When the actuarial calculation results in a benefit, the asset we recognize is restricted to the total of cumulative unrecognized past service costs or credits and the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, we also consider any minimum funding requirements that apply to the plan. An economic benefit is available if it is realizable during the life of the plan, or on settlement of the plan liabilities.

        We recognize the vested portion of past service costs or credits arising from plan amendments immediately in our consolidated statement of operations. We defer the unvested portion and amortize it on a straight-line basis over the vesting period. We recognize actuarial gains and losses on plan assets or obligations through other comprehensive income (OCI) and directly in deficit. Curtailment gains or losses may arise from significant changes to a plan. We offset curtailment gains or losses against any related unrecognized past service costs or credits and record any excess gains or losses when the curtailment occurs.

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

        We recognize the grant date fair value of options granted to employees as compensation expense, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the period the employees become entitled to the options. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for equity-settled RSUs, and for PSUs granted prior to 2011, is based on the market value of our subordinate voting shares at the time of grant. The cost we record for PSUs, which vest based on a non-market performance condition, is based on our estimate of the outcome of the performance condition. We adjust the cost of PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of PSUs during the last year of the three-year term based on management's estimate of the achievement of the performance conditions. We amortize the cost of RSUs and PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the period the employees become entitled to the awards. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee. We have also cash-settled certain awards which we account for as liabilities and remeasure them based on our share price at each reporting date until the settlement date. We record the corresponding charge or recovery to compensation expense in our consolidated statement of operations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        We determine the cost we record for PSUs granted in 2011 and 2012 using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return (TSR) relative to the TSR of a pre-defined electronics manufacturing services (EMS) competitor group. We do not adjust the grant date fair value regardless of the eventual number of awards that are earned based on the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions will not be satisfied.

        We grant deferred share units (DSU) to certain members of our board of directors as part of their compensation, which is comprised of an annual retainer, an annual equity award and meeting fees. The number of DSUs we grant is determined by dividing the cash amount of the fees and retainers earned by the closing price of the subordinate voting shares on the NYSE on the last business day of the quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash when the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares, issued from treasury or purchased in the open market, or with cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or with cash. We amortize the cost of DSUs to compensation expense over the period the services are rendered.

(o)   Deferred financing costs:

        Deferred financing costs consist of costs relating to our revolving credit facility which we amortize to our consolidated statement of operations on a straight-line basis over the term of the facility. We record financing costs relating to the issuance of long-term debt as a reduction to the cost of the related debt which we amortize to our consolidated statement of operations over the term of the related debt or when the debt is retired, if earlier.

(p)   Income taxes:

        Our income tax expense for the period is comprised of current and deferred income taxes. Current taxes and deferred taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity. In these cases, the taxes are also recognized in OCI or directly in equity, respectively.

        In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain until we resolve it with the relevant tax authority, which may take many years. The final tax outcome of these matters may be different from the estimates management originally made in determining our tax provision. Management periodically evaluates the positions taken in our tax returns with respect to situations in which applicable tax rules are subject to interpretation. We establish provisions related to tax uncertainties where appropriate based on our estimate of the amount that ultimately will be paid to or received from tax authorities. We recognize accrued interest and penalties relating to tax uncertainties in current income tax expense. The various judgments and estimates by management in establishing provisions related to tax uncertainties will significantly affect the amounts we recognize in our consolidated financial statements.

        We use the liability method of accounting for deferred income taxes. Under this method, we recognize deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carryforwards. We measure deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and that we expect will apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. We

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

recognize deferred income tax assets only to the extent that it is probable, based on management's estimates, that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. Estimates of future taxable profit in different tax jurisdictions are an area of estimation uncertainty. We review our deferred income tax assets at each reporting date and reduce these to the extent it is no longer probable that we will realize the related tax benefits. We recognize the effect of a change in income tax rates in the period of enactment or substantive enactment.

        We do not recognize deferred income taxes if they arise from the initial recognition of goodwill, or for temporary differences arising from the initial recognition of an asset or a liability in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. We also do not recognize deferred income taxes on temporary differences relating to investments in subsidiaries to the extent we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

        During each period, we record current income tax expense or recovery based on taxable income earned or loss incurred in each tax jurisdiction where we operate, and for any adjustments to taxes payable in respect of previous years, using tax laws that are enacted or substantively enacted at the balance sheet date.

(q)   Financial assets and financial liabilities:

        We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below. See note 2(s), Impairment of financial assets.

Fair value through profit or loss:

        Financial assets and financial liabilities, that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than hedging instruments, are classified as fair value through profit or loss. This category includes our short-term investments in money market funds grouped with cash equivalents, and derivative assets and derivative liabilities not qualifying for hedge accounting. We initially recognize investments in our consolidated balance sheet at fair value and recognize subsequent changes through our consolidated statement of operations. We expense transaction costs as incurred in our consolidated statement of operations.

Held-to-maturity investments:

        Securities that have fixed or determinable payments and a fixed maturity date, which we intend to and have the ability to hold to maturity, are classified as held-to-maturity investments and include our term deposits that we group with cash equivalents. We initially recognize held-to-maturity financial assets in our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.

Loans and receivables:

        We classify financial assets with fixed or determinable payments, such as our accounts receivable, as loans and receivables. This category excludes any derivative assets or assets that are quoted in active markets. We initially recognize loans and receivables in our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

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

(r)   Derivatives and hedge accounting:

        We enter into forward exchange and option contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that are considered highly probable and to hedge foreign-currency denominated balances. We use estimates to forecast future cash flows and the future financial position of net monetary assets or liabilities denominated in foreign currencies. We apply hedge accounting to those hedge transactions that are considered effective. Management assesses the effectiveness of hedges by comparing actual outcomes against these estimates on a regular basis. Subsequent revisions in estimates of future cash flow forecasts, if significant, may result in the discontinuation of hedge accounting for that hedge. We do not enter into derivatives for speculative purposes.

        At the inception of a hedging relationship, we formally document our relationship between the hedging instrument and the hedged item, as well as our risk management objectives and strategy for undertaking the various hedge transactions. Our process includes linking all derivatives to specific assets and liabilities on our consolidated balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of the hedged items. We record the gain or loss from these forward contracts in the same line item where the underlying exposures are recognized in our consolidated statement of operations. For our non-designated hedges against our balance sheet exposures denominated in foreign currencies, we record the gain or loss from these forward contracts in SG&A.

        In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in our consolidated statement of operations.

        We measure all derivatives at fair value in our consolidated balance sheet. The majority of our derivative assets and liabilities arise from foreign currency forward contracts that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in OCI until we recognize the asset, liability or forecasted transactions being hedged in our consolidated statement of operations. For hedges that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in OCI to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in OCI immediately in our consolidated statement of operations. For our current cash flow hedges, the majority of the underlying expenses we hedge are included in cost of sales in our consolidated statement of operations.

        We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets. The inputs we use include discount rates and forward exchange rates. Changes in these inputs can cause significant volatility in the fair value of our financial instruments in the short-term.

(s)   Impairment of financial assets:

        We review financial assets at each reporting date and these are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

estimated future cash flows of the asset has been negatively impacted. We measure an impairment loss as the excess of the carrying amount over the fair value of the asset and we recognize this loss in our consolidated statement of operations.

(t)    Revenue:

        We derive the majority of our revenue from the sale of electronic products and services that we have manufactured or provided to customer specifications. Our range of services includes design, engineering, fulfillment, and after-market services. We recognize revenue from the sale of products and services rendered when all material risks and benefits associated with the products sold or services rendered have passed to the buyer and no material uncertainties remain as to the collection of our receivables. We assume no further performance obligations after revenue has been recognized, other than our standard manufacturing or service warranties.

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

(v)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred in our consolidated statement of operations unless development costs meet certain criteria for capitalization. We did not capitalize any research and development costs in 2010, 2011 or 2012.

(w)  Earnings per share (EPS):

        We calculate basic EPS by dividing net earnings by the weighted average number of shares outstanding during the period. We calculate diluted EPS using the treasury stock method, which reflects the potential dilution from equity-based awards that are issued from treasury.

(x)   Recently issued accounting pronouncements:

IFRS 7, Financial Instruments — Disclosures:

        Effective 2012, we adopted the amendment issued by the IASB to IFRS 7 which requires enhanced disclosures relating to the derecognition of financial assets that have been transferred, including quantitative and qualitative disclosures of the nature and extent of risks arising from the transfer. The adoption of this amendment did not have a material impact on the disclosures related to our accounts receivable sales program in our consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        In December 2011, the IASB issued further amendments to IFRS 7 which requires new disclosures relating to the offsetting of financial assets and financial liabilities, effective January 1, 2013. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

IFRS 9, Financial Instruments:

        This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases. IFRS 9 (2009) reflects the IASB's first phase of the project relating to the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they were held and the characteristics of their contractual cash flows. IFRS 9 (2010) provides guidance on the classification and measurement of financial liabilities and the requirements of IAS 39 for the derecognition of financial assets and liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will evaluate the overall impact on our consolidated financial statements when the final standard, including all phases, is issued.

IFRS 10, Consolidated Financial Statements:

        This standard is effective January 1, 2013 and replaces certain sections of IAS 27, Consolidated And Separate Financial Statements. This standard is intended to ensure the same criteria are applied to all types of entities when determining control for consolidated reporting. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IFRS 11, Joint Arrangements:

        This standard is effective January 1, 2013 and replaces the existing standards on joint ventures. It distinguishes joint ventures from joint operations and establishes the accounting for interests in each of these joint arrangements. The adoption of this standard is not expected to have a material impact on our consolidated financial statements unless we enter into such arrangements.

IFRS 12, Disclosure Of Interests In Other Entities:

        This standard is effective January 1, 2013 and supplements the existing disclosure requirements about interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, and focuses on the nature, risks and financial effects associated with such interests on financial position, financial performance and cash flows. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IFRS 13, Fair Value Measurement:

        This standard provides extensive guidance on determining fair value for measurement or disclosure purposes. We will adopt the standard prospectively effective January 1, 2013. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 1, Presentation Of Financial Statements (revised):

        This amendment is effective January 1, 2013 and requires changes to the presentation of items in OCI. The adoption of this amendment will not have a material impact on our consolidated financial statements.

IAS 19, Employee Benefits (revised):

        This amendment is effective January 1, 2013 and requires retroactive application. It eliminates the option of deferring actuarial gains and losses resulting from defined benefit plans (corridor approach) and requires that all past service costs and credits, whether vested or unvested, be recognized immediately in operations. The

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

amendment also identifies changes to the required calculation of net interest expense and requires additional disclosures about defined benefit plans and termination benefits. The adoption of this revised standard is not expected to have a material impact on our consolidated financial statements. Upon our transition to IFRS on January 1, 2010, we elected to recognize all cumulative actuarial gains or losses through OCI and deficit. As a result, the elimination of the corridor approach does not impact us, although we are assessing the impact of the amendment on our presentation of cumulative actuarial gains or losses within equity. As of January 1, 2011, we had $7.6 of unrecognized past service credits that we currently amortize to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we will decrease our post-employment benefit obligations and our deficit by $7.6 as of January 1, 2011. We will also decrease our net earnings for 2011 by $2.8, reflecting changes in the calculation of the interest component of pension expense and the reversal of past service credits that we retroactively recorded directly to deficit on January 1, 2011. The impact on our net earnings for 2012 is insignificant.

IAS 32, Financial Instruments — Presentation (revised):

        This amendment will be effective January 1, 2014 and clarifies the requirements for offsetting financial assets and liabilities. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

3.     ACQUISITIONS:

        In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world's leading semiconductor capital equipment manufacturers. We financed the purchase price of $71.0, net of cash acquired, from cash on hand. We do not expect any of the goodwill will be tax deductible. We expensed acquisition-related transaction costs of $0.9 during 2012 through other charges.

        In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks Automation). These operations, located in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world's largest semiconductor equipment manufacturers. We financed the purchase price of $80.5, net of cash acquired, from cash on hand and $45.0 from our revolving credit facility, which we repaid in 2011. Approximately one-third of the goodwill was tax deductible. We expensed acquisition-related transaction costs of $0.6 during 2011 through other charges.

        Through these acquisitions, we have enhanced our entry into the semiconductor capital equipment market. The D&H acquisition added precision machining capabilities to our service offering and we have acquired engineering and technical depth that we can leverage with our existing semiconductor customers, as well as expand to other customers in our diversified markets.

        In January 2010, we completed the acquisition of Scotland-based Invec Solutions Limited, a provider of warranty management, repair and parts management services. In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider offering concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market. We paid $16.2 for these two acquisitions which we financed from cash on hand. The majority of the goodwill was not tax deductible. The purchase price for Allied Panels was subject to adjustment for contingent consideration if specific pre-determined financial targets were achieved through 2012. We recorded $4.5 representing the fair value of the contingent consideration at the acquisition date. We reduced the fair value to $3.2 at December 31, 2011, thereby releasing $1.3 in 2011 through other charges. During 2012, we determined that this provision was no longer necessary and released this provision through other charges (note 15(d)). We expensed acquisition-related transaction costs of $1.0 during 2010 through other charges.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        Details of the purchase price allocation, by year of acquisition, are as follows:

	2010	2011	2012
Current assets, net of cash acquired	$14.8	$49.9	$21.6
Property, plant and equipment and other long-term assets	0.9	1.5	15.1
Customer intangible assets and computer software assets	16.1	12.5	24.0
Goodwill	14.1	33.8	26.4
Current liabilities	(16.7)	(17.2)	(4.2)
Deferred income taxes and other long-term liabilities	(13.0)	—	(11.9)

	$16.2	$80.5	$71.0

        None of these acquisitions had a significant impact on our consolidated results of operations in the year of acquisition.

        Pro forma disclosure: Revenue and earnings for each period would not have been materially different had the acquisitions occurred at the beginning of their respective years.

4.     ACCOUNTS RECEIVABLE:

        In November 2012, we entered into an agreement to sell up to $375.0 in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Both banks had a Standard and Poor's short-term rating of A-1 and a long-term rating of A or above at December 31, 2012. This agreement has no fixed termination date and can be terminated at any time by us or the banks. At December 31, 2012, we had sold $50.0 of accounts receivable under this facility (December 31, 2011 — $60.0 under our prior accounts receivable sales facility). The accounts receivable sold are removed from our consolidated balance sheet and are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record through finance costs in our consolidated statement of operations.

5.     INVENTORIES:

        Inventory is comprised of the following:

	December 31
	2011	2012
Raw materials	$654.3	$517.1
Work in progress	68.5	77.9
Finished goods	157.9	150.7

	$880.7	$745.7

        We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. During 2012, we recorded net inventory provisions of $5.3 (2011 — provisions of $4.5; 2010 — recoveries of $5.0). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During 2012, our net inventory provisions of $5.3 were comprised of new provisions of $10.9 for aged inventory, offset in part by a $5.6 credit reflecting the improved recovery on certain inventory.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

6.     ASSETS CLASSIFIED AS HELD-FOR-SALE:

        As a result of previously announced restructuring actions, we reclassified certain assets as held-for-sale. At the time of reclassification, we recorded an impairment loss, through restructuring charges, if the carrying value of those assets exceeded the fair value less estimated costs to sell. See note 15(a). We have programs underway to sell these assets.

        At December 31, 2012, we had $30.8 (December 31, 2011 — $32.1) of assets classified as held-for-sale, primarily land, buildings and equipment in Europe and the Americas.

7.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are comprised of the following:

	2011
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$28.1	$7.8	$20.3
Buildings including improvements	272.9	134.6	138.3
Machinery and equipment	727.1	563.0	164.1

	$1,028.1	$705.4	$322.7

	2012
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$26.8	$7.8	$19.0
Buildings including improvements	296.4	134.2	162.2
Machinery and equipment	700.0	544.2	155.8

	$1,023.2	$686.2	$337.0

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        The following table details the changes to the net book value of property, plant and equipment:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — December 31, 2010	$19.6	$145.8	$166.8	$332.2
Additions	—	8.4	51.9	60.3
Acquisitions through business combinations	—	0.7	0.4	1.1
Depreciation	—	(10.9)	(52.8)	(63.7)
Reclassification to assets held-for-sale and other disposals	—	(5.2)	(2.1)	(7.3)
Foreign exchange and other	0.7	(0.5)	(0.1)	0.1

Balance — December 31, 2011	20.3	138.3	164.1	322.7
Additions	—	36.9	60.7	97.6
Acquisitions through business combinations (note 3)	—	0.8	14.3	15.1
Depreciation	—	(13.5)	(56.7)	(70.2)
Impairment loss (note 15(b))	—	—	(2.4)	(2.4)
Reclassification to assets held-for-sale and other disposals(1)	—	(0.8)	(23.8)	(24.6)
Foreign exchange and other	(1.3)	0.5	(0.4)	(1.2)

Balance — December 31, 2012	$19.0	$162.2	$155.8	$337.0

(1)
Includes $16.2 of losses primarily to write down surplus equipment related to Research In Motion Limited (RIM) that we have since sold or that is available for sale at December 31, 2012. See note 15(a). The net book value of property, plant and equipment at December 31, 2012 included $0.4 (December 31, 2011 — $0.3) of assets under finance leases.

8.     GOODWILL AND INTANGIBLE ASSETS:

        Goodwill and intangible assets are comprised of the following:

	2011
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$48.0	$—	$48.0

Intellectual property	$111.3	$111.3	$—
Other intangible assets	214.5	193.0	21.5
Computer software assets	271.1	257.1	14.0

	$596.9	$561.4	$35.5

	2012
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$14.6	$60.3

Intellectual property	$111.3	$111.3	$—
Other intangible assets	238.7	197.2	41.5
Computer software assets	273.7	262.2	11.5

	$623.7	$570.7	$53.0

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        The following table details the changes to the net book value of goodwill and intangible assets:

	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — December 31, 2010	$14.6	$15.4	$18.2	$48.2
Additions	—	—	2.6	2.6
Acquisitions through business combinations (note 3)	33.8	12.5	—	46.3
Amortization	—	(6.2)	(7.3)	(13.5)
Other	(0.4)	(0.2)	0.5	(0.1)

Balance — December 31, 2011	48.0	21.5	14.0	83.5
Additions	—	—	4.7	4.7
Acquisitions through business combinations (note 3)	26.4	24.0	—	50.4
Amortization	—	(4.1)	(7.2)	(11.3)
Impairment loss (note 15(b))	(14.6)	—	(0.7)	(15.3)
Other	0.5	0.1	0.7	1.3

Balance — December 31, 2012	$60.3	$41.5	$11.5	$113.3

        We conduct our annual impairment assessment of goodwill and intangible assets in the fourth quarter of each year and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. See note 15(b). In the fourth quarter of 2012, we recorded non-cash impairment charges of $14.6 against goodwill and $0.7 against computer software assets. We measure the impairment loss as the excess of the carrying amount of an asset, CGU or a group of CGUs over the recoverable amounts. In 2011, we recorded no impairment against goodwill or intangible assets as the recoverable amounts exceeded their carrying amounts. In 2010, we recorded non-cash impairment charges of $2.7 to write down computer software assets in the Americas and Europe.

9.     OTHER NON-CURRENT ASSETS:

	December 31
	2011	2012
Net pension assets (note 18)	$40.5	$42.0
Land rights	9.1	12.6
Other	9.8	6.6

	$59.4	$61.2

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

10.   PROVISIONS:

        Our provisions include restructuring, warranty and other provisions. We have included a description of our restructuring, warranty and legal provisions in note 2(m). We include details of our restructuring provision in note 15(a). The following chart details the changes in our provisions:

	Restructuring	Warranty	Other(i)	Total
Balance — December 31, 2011	$16.7	$12.1	$13.2	$42.0
Provisions	33.0	14.6	1.5	49.1
Reversal of prior year provisions(iii)	(5.2)	(4.4)	(4.5)	(14.1)
Payments/usage	(29.7)	(6.0)	(0.6)	(36.3)
Accretion and foreign exchange	—	0.2	—	0.2

Balance — December 31, 2012	$14.8	$16.5	$9.6	$40.9

Current	$14.8	$10.6	$5.4	$30.8
Non-current(ii)	—	5.9	4.2	10.1

December 31, 2012	$14.8	$16.5	$9.6	$40.9

(i)
Other includes legal provisions, asset retirement obligations, and certain other provisions and liabilities, including a provision for contingent consideration related to our Allied Panels acquisition. See note 3. We have aggregated these provisions and liabilities as a single class for disclosure purposes given the insignificance of the individual amounts.

(ii)
Included in provisions and other non-current liabilities in our consolidated balance sheet.

(iii)
During 2012, we reversed prior year provisions for restructuring, warranty and other provisions. We had recorded lease obligations related to a leased facility we vacated in a prior year. In early 2012, we negotiated a settlement and released the excess restructuring provision of $2.3. We provide product and service warranties to customers. We regularly adjust our provisions based on historical experience and as the warranties expire. We determined that the provision we had recorded for contingent consideration related to our Allied Panels acquisition was no longer necessary and released the provision of $3.2 during 2012. See note 3.

See note 23 regarding contingent liabilities.

11.   CREDIT FACILITIES AND LONG-TERM DEBT:

(a)   Credit facilities:

        We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We pledged certain assets as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

        Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase for cancellation $175.0 of our subordinate voting shares which we funded in part through this credit facility. See note 12. At December 31, 2012, we had drawn $55.0 under this facility. At December 31, 2011, no amounts were drawn under this facility. We were in compliance with all covenants at December 31, 2012 and 2011. Commitment fees paid in 2012 were $2.0. At December 31, 2012, we had issued $31.1 (December 31, 2011 — $27.0) of letters of credit under this facility.

        We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at December 31, 2012. There were no amounts drawn under these overdraft facilities at December 31, 2012 and 2011.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        During any period, we may borrow and repay amounts under these facilities. The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

(b)   Senior Subordinated Notes:

        In March 2010, we paid $231.6 to repurchase the remaining outstanding Notes and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.

12.   CAPITAL STOCK:

        We are authorized to issue an unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to 25 votes per share. The subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors, except as otherwise required by law. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof and automatically, under certain circumstances, into one subordinate voting share. We are also authorized to issue an unlimited number of preferred shares, issuable in series.

(a)   Capital transactions:

        During 2012, we issued 1.2 million (2011 — 1.9 million; 2010 — 0.8 million) subordinate voting shares upon the exercise of employee stock options for cash proceeds of $7.5 (2011 — $11.9; 2010 — $4.6). We also issued 0.8 million (2011 — 0.4 million; 2010 — nil) subordinate voting shares from treasury with an ascribed value of $7.7 (2011 — $3.1; 2010 — nil) upon the vesting of certain RSUs and DSUs. We also settled RSUs and PSUs with subordinate voting shares purchased in the open market and with cash. Settlement of these awards is described below.

        In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the TSX to repurchase, at our discretion, until the expiry of the NCIB on August 2, 2011, up to 18.0 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2010, we paid $140.6 to repurchase for cancellation a total of 16.1 million subordinate voting shares at a weighted average price of $8.75 per share under the NCIB. During 2011, we did not repurchase any subordinate voting shares under the NCIB for cancellation. In February 2012, we filed an NCIB with the TSX to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to 16.2 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2012, we paid $113.8 to repurchase for cancellation a total of 13.3 million subordinate voting shares at a weighted average price of $8.52 per share under the NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under our NCIBs was reduced by the number of subordinate voting shares purchased for equity-based compensation plans during the period of the NCIB.

        In the fourth quarter of 2012, we launched and successfully completed an SIB pursuant to which we repurchased for cancellation $175.0 of our subordinate voting shares. The SIB was conducted as a modified Dutch auction. We repurchased for cancellation 22.4 million subordinate voting shares at a price of $7.80 per share, representing approximately 12% of our subordinate voting shares issued and outstanding prior to completion of the SIB. We also recorded $0.8 in costs related to the SIB. We funded the share repurchases using a combination of cash on hand and cash from our revolving credit facility. See note 11.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        As at December 31, 2012, we had 163.8 million (December 31, 2011 — 197.6 million) issued and outstanding subordinate voting shares and 18.9 million (December 31, 2011 — 18.9 million) issued and outstanding multiple voting shares.

(b)   Equity-based compensation:

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

        We may grant DSUs to members of our board of directors. These share units may be settled with cash or with subordinate voting shares issued from treasury or purchased in the open market, depending on when the DSUs were granted. As at December 31, 2012, we had 0.8 million DSUs which were outstanding and fully vested (December 31, 2011 — 0.9 million).

        During 2012, we recognized stock-based compensation expense totaling $35.6 (2011 — $44.2; 2010 — $41.9) in cost of sales and SG&A. The amount of our stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settle in cash and plan adjustments. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets. Due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB, we elected to cash settle certain RSUs vesting in December 2012 and recorded a mark-to-market adjustment of $0.2 related to these awards. We also recorded mark-to-market adjustments in 2011 of $2.7 and in 2010 of $7.6. See note 12(b)(ii) below. We amended the retirement eligibility clauses in our equity-based compensation plans in 2011 which accelerated our recognition of the related compensation expense of $3.1 in 2012 (2011 — $4.8). Our expense for 2012 also reflects higher expense reversals with respect to forfeited awards related to terminated employees.

(i)    Stock option plans:

        We have granted stock options and performance options as part of our LTIP. Options are granted at prices equal to the market value on the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from the grant date.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        Stock option transactions were as follows:

	Number of Options	Weighted Average Exercise Price
	(in millions)
Outstanding at January 1, 2010	11.3	$11.20
Granted	0.8	$10.46
Exercised	(0.8)	$6.18
Forfeited/Expired	(0.8)	$25.38

Outstanding at December 31, 2010	10.5	$10.66
Granted	0.9	$9.78
Exercised	(1.9)	$6.11
Forfeited/Expired	(1.4)	$16.93

Outstanding at December 31, 2011	8.1	$10.51
Granted	1.1	$8.26
Exercised	(1.2)	$6.14
Forfeited/Expired	(2.0)	$15.53

Outstanding at December 31, 2012	6.0	$9.52
Shares reserved for issuance upon exercise of stock options or awards (in millions)	21.5

        The following options were outstanding as at December 31, 2012:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$4.04 — $5.77	1.3	$4.26	6.1	0.9	$4.32
$6.05 — $8.05	1.1	$6.51	4.8	1.1	$6.50
$8.21 — $9.71	0.8	$8.25	8.9	—	$9.44
$9.87 — $10.00	1.1	$9.92	6.1	0.6	$9.96
$10.15 — $10.20	0.5	$10.20	7.0	0.3	$10.20
$10.62 — $17.11	0.5	$13.99	1.8	0.5	$14.03
$17.15 — $19.90	0.6	$17.28	1.1	0.6	$17.28
$10.91 — $15.20	0.1	$13.41	0.2	0.1	$13.41

	6.0			4.1

        We amortize the estimated fair value of options to expense over the vesting period of four years. We determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2010	2011	2012
Risk-free interest rate	2.6%	2.3%	0.9%
Dividend yield	—	—	—
Expected volatility of the market price of our shares	53%	52%	53%
Expected option life (in years)	5.5	5.5	5.5
Weighted-average fair value of options granted	$5.17	$4.86	$3.92

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

(ii)   Restricted share units and performance share units:

        We have granted RSUs and PSUs as part of our LTIP and SUP. These grants generally entitle the holder to receive one subordinate voting share or, at our discretion, the cash equivalent of the market value of a subordinate voting share at the date of vesting. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee. We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs below represents the maximum payout at 200%. The following table outlines the RSU and PSU transactions. As of December 31, 2012, none of the RSUs or PSUs were vested.

Number of awards (in millions)	RSUs	PSUs
Outstanding at January 1, 2010	6.6	7.0
Granted	1.9	1.8
Settled	(3.3)	(0.7)
Forfeited/Expired	(0.4)	(0.4)

Outstanding at December 31, 2010	4.8	7.7
Granted	2.3	2.1
Settled	(3.2)	(1.8)
Forfeited/Expired	(0.4)	(0.6)

Outstanding at December 31, 2011	3.5	7.4
Granted	2.6	2.4
Settled	(1.9)	(3.9)
Forfeited/Expired	(0.8)	(1.1)

Outstanding at December 31, 2012	3.4	4.8

        During 2012, we granted 2.4 million (2011 — 2.1 million) PSUs that vest based on the achievement of a market performance condition based our TSR. See note 2(n) for a description of TSR. We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee. RSUs vest approximately one-third per year for three years. PSUs vest at the end of their respective terms, generally three years, to the extent that performance conditions have been met.

        The weighted average grant date fair value of RSUs awarded in 2012 was $8.18 per share (2011 — $9.78 per share; 2010 — $9.89 per share). The weighted average grant date fair value of PSUs awarded in 2012 was $9.79 per share (2011 — $13.75 per share; 2010 — $10.20 per share).

        From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares upon vesting of awards under our equity-based compensation plans. We classify these shares for accounting purposes as treasury stock until they are delivered pursuant to the plans. In the fourth quarter of 2012, we entered into an Automatic Share Purchase Plan (ASPP) with a trustee for the purchase of 2.2 million subordinate voting shares in the open market to satisfy the deliveries in respect of share unit awards vesting in the first quarter of 2013. This ASPP allowed the trustee to purchase our subordinate voting shares for such purposes at any time through January 31, 2013, including during any applicable trading blackout periods. We paid $17.9 to the trustee to fund purchases under this ASPP. During 2012 and prior to the ASPP, we also paid $3.8 for the trustee to purchase 0.4 million subordinate voting shares for delivery under our equity-based compensation plans. During 2011 and 2010, we paid $49.4 and $26.2, respectively, for the trustee's purchase of 5.7 million and 2.8 million, respectively, of subordinate voting shares in the open market. At December 31, 2012, the trustee held 0.8 million (December 31, 2011 — held 4.5 million;

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

December 31, 2010 — held 1.7 million) subordinate voting shares, with a value of $6.4, and $11.9 in cash representing the estimated amount of cash required to complete the ASPP program (December 31, 2011 — value of $37.9; December 31, 2010 — value of $15.9) for delivery under our equity-based compensation plans.

        We elected to cash-settle certain awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares that could be purchased in the open market as a result of terms in our subordinated debt and a prior share buy-back program. We also elected to cash-settle certain RSUs vesting in the fourth quarter of 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB. We account for cash-settled awards as liabilities and we remeasure these based on our share price at each reporting date until the settlement date, with a corresponding charge or recovery to compensation expense. We recorded a mark-to-market adjustment on these cash-settled awards of $0.2 for 2012 (2011 — $2.7; 2010 — $7.6). When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4 in 2012 (2011 — nil; 2010 — $9.2), representing the fair value of these awards, from contributed surplus to accrued liabilities. As management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we have accounted for these share unit awards as equity-settled awards.

13.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:

	Year ended December 31
	2010	2011	2012
Opening balance of foreign currency translation account	$—	$1.6	$(0.1)
Foreign currency translation adjustments	1.6	(1.7)	(0.1)

Closing balance	1.6	(0.1)	(0.2)
Opening balance of unrealized net gain or loss on cash flow hedges	8.9	10.7	(12.2)
Net gain (loss) on cash flow hedges (i)	23.0	(9.7)	16.9
Reclassification of net gain on cash flow hedges to operations (ii)	(21.2)	(13.2)	(0.4)

Closing balance (iii)	10.7	(12.2)	4.3

Accumulated other comprehensive income (loss)	$12.3	$(12.3)	$4.1

(i)
Net of income tax expense of $0.7 for 2012 (2011 — $0.7 income tax recovery; 2010 — $0.8 income tax expense).

(ii)
Net of income tax recovery of $0.1 for 2012 (2011 — nil income tax expense or recovery; 2010 — $0.6 income tax expense).

(iii)
Net of income tax expense of $0.2 as of December 31, 2012 (December 31, 2011 — $0.4 income tax recovery; December 31, 2010 — $0.3 income tax expense).

        We expect that the majority of net gains on cash flow hedges reported in the 2012 accumulated other comprehensive income balance will be reclassified to operations during 2013, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

14.   EXPENSES BY NATURE:

        We have presented our consolidated statement of operations by function. Included in our cost of sales and SG&A for the year ended December 31, 2012 were employee-related costs of $747.7 (2011 — $800.4; 2010 — $758.6) including stock-based compensation of $35.6 (2011 — $44.2; 2010 — $41.9), freight and transportation costs of $97.4 (2011 — $104.0; 2010 — $89.7), depreciation expense of $70.2 (2011 — $63.7; 2010 — $70.5) and rental expense of $35.4 (2011 — $45.3; 2010 — $49.5).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

15.   OTHER CHARGES:

	Year ended December 31
	2010	2011	2012
Restructuring (a)	$35.8	$14.5	$44.0
Asset impairment (b)	9.1	—	17.7
Loss on repurchase of Notes (note 11(b))	8.8	—	—
Recovery of damages (c)	(2.1)	(5.2)	—
Other (d)	(1.7)	(2.8)	(2.2)

	$49.9	$6.5	$59.5

(a)   Restructuring:

        Our restructuring actions included consolidating facilities and reducing our workforce. The restructuring charges are comprised of the following:

	Year ended December 31
	2010	2011	2012
Cash charges	$35.5	$18.2	$27.8
Non-cash charges (recoveries)	0.3	(3.7)	16.2

	$35.8	$14.5	$44.0

        Our restructuring charges of $44.0 in 2012 were related to the wind down of our manufacturing services for RIM and other actions throughout our global network. We completed the manufacturing services for RIM in Romania and Malaysia at the end of June 2012 and substantially all of the RIM manufacturing services in Mexico by the end of September 2012. In 2012, we recorded cash charges of $27.8, primarily related to employee termination costs for our RIM operations and other actions throughout our global network. We also recorded non-cash charges of $16.2 primarily to write down to recoverable amounts the RIM-related equipment that was no longer in use in Mexico, Romania and Malaysia. Also see the discussion on asset impairment in note 15(b).

        The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees with whom we have communicated. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

        Our restructuring charges for 2011 and 2010 related to a previous restructuring program and included employee termination and contractual lease obligation costs. We also recorded recoveries resulting from the sale of vacated properties and surplus equipment against our restructuring charges.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        At December 31, 2012, our restructuring provision was $14.8, comprised primarily of employee termination costs which we expect to pay during the first half of 2013. See notes 2(m) and 10 for further details and description regarding our restructuring provision.

(b)   Annual impairment assessment:

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year and whenever events or changes in circumstance indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds the recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell.

        In the second quarter of 2012, we tested the carrying amounts of the CGUs that were impacted by the wind down of our manufacturing services for RIM in Mexico, Romania and Malaysia. We recorded an impairment loss on the RIM-related assets that were available for sale through restructuring charges (note 15(a)). We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

        In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $17.7, comprised of $14.6 against goodwill, $0.7 against computer software assets and $2.4 against property, plant and equipment. See notes 7 and 8. The majority of our goodwill impairment related to the Allied Panels business we acquired in 2010. Our overall progress and the ability to ramp the healthcare business have been slower than we originally anticipated. As a result, we recorded an impairment loss of $11.9 relating to Allied Panels.

        We determined the recoverable amount of our CGUs based on the expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth and discount rates, and projecting cash flows, among other factors. The assumptions used in our impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Our major assumptions included projections of cash flows, with primary emphasis on our 2013 plan. We also considered our strategic plan which extends through 2015 and other updates. Both the 2013 plan and the three-year strategic plan were approved by management and presented to our board of directors. We used cash flow projections ranging from 2 to 5 years for the impaired CGUs, in line with the remaining useful lives of the CGUs' primary assets. We generally used our weighted-average cost of capital of approximately 13%, on a pre-tax basis, to discount our cash flows. For those CGUs that were subject to higher risk and volatilities, we used discount rates that ranged from 20% to 28% to reflect the risk inherent in the cash flows. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values.

        We performed a sensitivity analysis to identify the impact of changes in key assumptions, including discount rates and projected growth rates. Our CGU arising from the 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation, which includes $33.8 of goodwill, has been impacted by the downturn in the semiconductor industry. This CGU continues to develop business with its significant customers and we have assumed growth for this CGU in 2013 and beyond. In addition to new business, we have assumed an overall improvement in semiconductor end market demand. Failure to realize the assumed revenues at an appropriate profit margin could result in an impairment in a future period for this CGU. For our impairment testing of this CGU, we used a discount rate of 20%. No impairment would arise if the discount rate were to increase to 30%.

        We did not identify any other key assumptions where a reasonably possible change would result in material impairments to our other CGUs.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        In 2011, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts. In 2010, we recorded non-cash impairment charges totaling $9.1 primarily against computer software assets and property, plant and equipment in the Americas and Europe.

(c)   Recovery of damages:

        In 2009, we recorded a provision related to a recovery of damages upon settlement of a class action lawsuit. Based on management's assessment of the potential outcomes, we deemed this provision was no longer necessary and released $5.2 during 2011 (2010 — release of $2.1) through other charges.

(d)   Other:

        Other includes realized recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs. During 2012 and 2011, we released a portion of our provision related to the estimated fair value of contingent consideration for our Allied Panels acquisition and recorded the recoveries through other charges. See note 3. We also recorded transaction costs related to our acquisitions. See note 3.

16.   FINANCE COSTS:

        Our finance costs for 2012 were $3.5 (2011 and 2010 — $5.4 and $6.9, respectively), comprised primarily of finance costs related to our credit facilities and our accounts receivable sales program. Our finance costs for 2010 included interest costs related to our Notes prior to their redemption in March 2010.

17.   RELATED PARTY TRANSACTIONS:

        Onex Corporation (Onex) owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        We currently have, or had, manufacturing agreements with one or more companies related to or under the control of Onex or Gerald Schwartz. During 2012, we recorded revenue of $38.0 from one related company. At December 31, 2012, we had $6.5 due from this related company. During 2011, we recorded revenue of $90.9 from two related companies. At December 31, 2011, we had $15.5 due from these related companies. During 2010, we recorded revenue of $43.3 from one related company. At December 31, 2010, we had $4.9 due from this related company. All transactions with these related companies were in the normal course of operations and were recorded at the exchange amount as agreed to by the parties based on arm's length terms.

        In January 2009, we entered into a Services Agreement with Onex for the services of Gerald Schwartz, as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $0.2 per year, payable in DSUs in equal quarterly installments in arrears.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        Our key management team consists of directors and senior executive officers. The aggregate compensation, representing the expenses we recognized under IFRS, for our directors and key management team was as follows:

	Year ended December 31
	2010	2011	2012
Short-term employee benefits and costs	$7.1	$5.2	$5.7
Post-employment and other long-term benefits	0.4	0.6	0.4
Equity-based compensation	17.0	19.5	15.5

	$24.5	$25.3	$21.6

18.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

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

        Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions taking into account actuarial assessments and other factors. Contributions made by us to support ongoing plan obligations have been included in the respective asset or liability accounts on our consolidated balance sheet, as disclosed below. Actuarial valuations for our two largest pension plans are required every three years. The actuarial valuation for our Canadian pension plan was completed using a measurement date of December 2011; the next valuation will have a measurement date of December 2014. Our United Kingdom pension plan actuarial valuation was completed using a measurement date of April 2010; the next valuation will have a measurement date of April 2013. We currently fund our non-pension post-employment benefit plans as we incur benefit payments. Excluding our statutory plans, the most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of October 2009 and January 2012. The next actuarial valuations for these plans will have measurement dates of October 2013 and January 2013, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        We used a measurement date of December 31, 2012 for the accounting valuation for pension and non-pension post-employment benefits.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 63% to 67% (2011 — 60% to 68%) investment in fixed income, 30% to 37% (2011 — 32% to 37%) investment in equities through mutual funds, and 1% to 2% (2011 — 1% to 2%) in other investments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain market investment funds.

        All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 20. At December 31, 2012, $196.9 (December 31, 2011 — $185.9) of our plan assets were measured using level 1 inputs of the fair value hierarchy and $293.8 (December 31, 2011 — $261.3) of our plan assets were measured using level 2 inputs of the fair value hierarchy. Some of the plan assets are held with counterparty

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

financial institutions each of which had a Standard and Poor's rating of A or above at December 31, 2012. The remaining assets are held with financial institutions where ratings are not available. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.

        Plan assets are measured at their fair values; however, the amounts we can record for defined benefit plan assets may be restricted under IFRS. A description of this restriction is in note 2(n). Based on a review of the terms and conditions, and the statutory minimum funding requirements, of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions of our pension plans exceeded the total of the fair value of plan assets net of the present value of related obligations. This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2011 and 2012.

        The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2011	2012	2011	2012
Fixed income securities	$286.5	$321.4	64%	65%
Equities held through mutual funds	153.4	161.4	34%	33%
Other	7.3	7.9	2%	2%

Total	$447.2	$490.7	100%	100%

        The following tables provide a summary of the financial position of our pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2011	2012	2011	2012
Plan assets, beginning of year	$390.2	$447.2	$—	$—
Expected return on plan assets	19.9	19.6	—	—
Actuarial gains in other comprehensive income	27.6	9.4	—	—
Employer contributions	35.7	20.7	5.2	18.4
Voluntary employee contributions	0.1	0.1	—	—
Plan settlements	—	—	—	—
Benefits and expenses paid	(21.4)	(21.9)	(5.2)	(18.4)
Foreign currency exchange rate changes	(4.9)	15.6	—	—

Plan assets, end of year	$447.2	$490.7	$—	$—

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2011	2012	2011	2012
Accrued benefit obligations, beginning of year	$420.3	$437.0	$78.1	$83.5
Current service cost	3.1	3.2	2.7	2.9
Interest cost	21.6	20.4	4.2	4.2
Voluntary employee contributions	0.1	0.1	—	—
Actuarial losses (gains) in other comprehensive income	16.8	23.4	6.2	(2.5)
Plan curtailments/settlements/amendments	—	—	—	16.3
Benefits and expenses paid	(21.4)	(21.9)	(5.2)	(18.4)
Foreign currency exchange rate changes	(3.5)	14.8	(2.5)	2.2

Accrued benefit obligations, end of year	$437.0	$477.0	$83.5	$88.2

Excess (deficiency) of plan assets over accrued benefit obligations	$10.2	$13.7	$(83.5)	$(88.2)
Unrecognized past service credit	—	—	(6.7)	(6.0)

Net pension benefit (cost) recognized, end of year	$10.2	$13.7	$(90.2)	$(94.2)

        Experience gains or losses represent the differences between the actual results and those we expected based on applying actuarial assumptions in valuing plan assets and obligations. The following table outlines our experience gains and losses:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2010	2011	2012	2010	2011	2012
Experience gains on plan assets	$15.6	$27.6	$9.5	$—	$—	$—
Experience gains (losses) on plan obligations	3.8	1.0	0.3	(0.8)	(1.6)	12.1

        The present value of the defined benefit obligation, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans since our transition to IFRS in 2010 are summarized as follows:

	Pension Plans December 31			Other Benefit Plans December 31
	2010	2011	2012	2010	2011	2012
Accrued benefit obligations, end of year	$(420.3)	$(437.0)	$(477.0)	$(78.1)	$(83.5)	$(88.2)
Plan assets, end of year	390.2	447.2	490.7	—	—	—

Excess (deficiency) of plan assets over accrued benefit obligations	$(30.1)	$10.2	$13.7	$(78.1)	$(83.5)	$(88.2)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31			December 31
	2011			2012
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(30.3)	$(90.2)	$(120.5)	$(28.3)	$(87.9)	$(116.2)
Accrued liabilities	—	—	—	—	(6.3)	(6.3)
Net pension assets (note 9)	40.5	—	40.5	42.0	—	42.0

	$10.2	$(90.2)	$(80.0)	$13.7	$(94.2)	$(80.5)

        In connection with certain restructuring actions announced prior to the end of the year, we reclassified a current portion of the accumulated post-employment benefits totaling $6.3 to accrued liabilities on our consolidated balance sheet.

        The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2010	2011	2012	2010	2011	2012
Current service cost	$3.0	$3.1	$3.2	$2.3	$2.7	$2.9
Interest cost	21.2	21.6	20.4	4.0	4.2	4.2
Expected return on plan assets	(20.1)	(19.9)	(19.6)	—	—	—
Amortization of past service cost (credit) and other	—	—	0.1	(0.7)	(0.7)	(0.9)
Curtailment loss (gain)	0.7	—	—	(1.8)	—	16.3

	4.8	4.8	4.1	3.8	6.2	22.5
Defined contribution pension plan expense	9.7	9.8	10.1	—	—	—

Total expense for the year	$14.5	$14.6	$14.2	$3.8	$6.2	$22.5

        We generally record the expense for pension plans and non-pension post-employment benefits in cost of sales and SG&A expenses. Our restructuring actions during 2012 resulted in curtailment losses of $16.3, the majority of which we recorded through restructuring charges.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        The following table outlines the actuarial gains and losses, net of tax, recognized in OCI and directly in deficit:

	Year ended December 31
	2010	2011	2012
Cumulative actuarial losses, beginning of year	$—	$28.3	$23.1
Actuarial losses (gains) recognized during the year (i)	28.3	(5.2)	11.2

Cumulative actuarial losses, end of year (ii)	$28.3	$23.1	$34.3

(i)
Net of income tax recovery of $0.3 for 2012 (2011 — $0.6 income tax recovery; 2010 — $0.4 income tax recovery).

(ii)
Net of income tax recovery of $1.3 as at December 31, 2012 (December 31, 2011 — $1.0 income tax recovery; December 31, 2010 — $0.4 income tax recovery).

        The following percentages and assumptions were used in measuring the plans for the year ended December 31 as follows:

	Pension Plans			Other Benefit Plans
	2010	2011	2012	2010	2011	2012
Weighted average discount rate at December 31 (i) for:
Benefit obligations	5.1	4.7	4.3	5.5	5.1	4.4
Net pension cost	5.7	5.1	4.7	6.4	5.5	5.1
Weighted average rate of compensation increase for:
Benefit obligations	3.5	3.4	3.4	4.7	4.7	4.4
Net pension cost	3.5	3.5	3.4	4.7	4.7	4.2
Weighted average expected long-term rate of return on plan assets (ii) for:
Net pension cost	5.7	5.0	4.4	—	—	—
Healthcare cost trend rates:
Immediate trend	—	—	—	7.2	7.1	6.9
Ultimate trend	—	—	—	4.5	4.5	4.5
Year the ultimate trend rate is expected to be achieved	—	—	—	2028	2030	2030

        Management applied significant judgment in determining these assumptions. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical market data. Actual results could differ materially from those estimates and assumptions.

(i)
The weighted average discount rate is determined using publicly available rates for high quality bonds for each country where there is a pension or non-pension benefit plan. A lower discount rate would increase the present value of the benefit obligation.

(ii)
The weighted average rate of return for each asset class contained in our approved investment strategy is used to derive the expected long-term rate of return on assets. For fixed income securities, the long-term rate of return on bonds by country is used. The duration of the long-term rate of return on the bonds coincides with the estimated maturity of the plan obligations. For equity securities, an expected equity risk premium is aggregated with the long-term rate of return on bonds. The expected equity risk premium is country-specific and is based on historic equity returns. There is no assurance that the plans will earn the assumed rate of return on plan assets.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        Assumed healthcare trend rates impact the amounts reported for healthcare plans. A one percentage-point increase or decrease in the assumed healthcare trend rate would have the following effects:

	Other Benefit Plans Year ended December 31
	2010	2011	2012
1% Increase
Effect on benefit obligation	$8.1	$9.0	$11.6
Effect on current service cost and interest cost	0.7	0.5	0.9
1% Decrease
Effect on benefit obligation	$(6.8)	$(7.5)	$(9.4)
Effect on current service cost and interest cost	(0.6)	(0.5)	(0.7)

        In 2012, we made contributions to the pension plans of $30.8 (2011 — $45.5), of which $10.1 (2011 — $9.8) was for defined contribution plans and $20.7 (2011 — $35.7) was for defined benefit plans. We may, from time-to-time, make voluntary contributions to the pension plans. In 2012, we made contributions to the non-pension post-employment benefit plans of $18.4 (2011 — $5.2) to fund benefit payments.

        We estimate our 2013 contributions to be $9.1 for defined benefit pension plans, $10.1 for defined contribution pension plans, and $9.8 for our non-pension post-employment benefit plans.

19.   INCOME TAXES:

	Year ended December 31
	2010	2011	2012
Current income tax expense (recovery):
Current year	$17.3	$22.7	$21.3
Adjustments for prior years, including changes to net provisions related to tax uncertainties	16.1	(12.4)	(5.8)

	33.4	10.3	15.5
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	3.0	(7.5)	(2.8)
Change in unrecognized tax losses and deductible temporary differences	(18.2)	0.9	(18.5)

	(15.2)	(6.6)	(21.3)

Income tax expense (recovery)	$18.2	$3.7	$(5.8)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense (recovery) at the effective tax rate is as follows:

	Year ended December 31
	2010	2011	2012
Earnings before income taxes	$119.4	$198.8	$111.9
Income tax expense at Celestica's statutory income tax rate (i) of 26.5% (2011 — 28.3%; 2010 — 31.0%)	$37.0	$56.2	$29.6
Impact on income taxes from:
Manufacturing and processing deduction	(0.4)	(0.6)	(0.5)
Foreign income taxed at lower rates	(72.7)	(14.9)	(47.9)
Foreign exchange	25.8	(31.4)	19.5
Goodwill write-off	—	—	2.0
Other, including non-taxable and non-deductible items	46.7	(6.5)	10.0
Change in recognition of prior years' tax losses	(19.8)	4.3	(13.7)
Change in unrecognized deductible temporary differences	(4.9)	(6.1)	(20.9)
Current year losses for which no deferred tax assets were recognized	6.5	2.7	16.1

Income tax expense (recovery)	$18.2	$3.7	$(5.8)

(i)
The decreases in our statutory income tax rates resulted from reductions in the federal and applicable provincial Canadian tax rates.

        Our effective tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses and changes in our provisions related to tax uncertainties.

        During 2012, as a result of our D&H acquisition, we recognized $10.4 of previously unrecognized deferred tax assets in the United States. We also recorded net income tax recoveries arising from net changes to our provisions for certain tax uncertainties. In 2012, we commenced a corporate tax reorganization involving certain of our European subsidiaries. As a result, we recognized $17.0 of deferred tax assets during 2012 as it became probable that the temporary differences associated with our investment in these subsidiaries would reverse in the foreseeable future.

        During 2011, we formally settled tax audits related to the years 1999 through 2008 of one of our Hong Kong subsidiaries for amounts previously accrued. We recorded an adjustment in 2010 relating to these tax audits which had the effect of increasing the effective tax rate for 2010. During 2011, we formally settled tax audits related to the years 2001 through 2006 and 2009 of one of our Malaysian subsidiaries and released $10.0 of provisions previously recorded for Malaysian tax uncertainties. In 2011, we also recognized a deferred tax recovery in Canada for an inter-company investment we wrote off relating to a restructured subsidiary.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        The movement of deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — December 31, 2010	$6.5	$19.9	—	$122.5	$7.0	$18.8	$(132.8)	$41.9
Credited (charged) to net earnings	(0.8)	(2.7)	—	0.6	13.5	(16.7)	—	(6.1)
Effects of foreign exchange	(0.2)	—	—	(8.4)	(0.4)	(1.1)	—	(10.1)
Other	—	—	—	—	0.1	1.1	14.5	15.7

Balance — December 31, 2011	5.5	17.2	—	114.7	20.2	2.1	(118.3)	41.4
Credited (charged) to net earnings	1.5	(12.0)	—	0.3	3.6	11.1	—	4.5
Charged directly to equity	—	—	—	—	—	(0.6)	—	(0.6)
Effects of foreign exchange	—	—	—	(1.0)	0.4	0.8	—	0.2
Other	—	—	—	—	—	—	(8.9)	(8.9)

Balance — December 31, 2012	$7.0	$5.2	$—	$114.0	$24.2	$13.4	$(127.2)	$36.6

Deferred tax liabilities:
Balance — December 31, 2010	$131.1	—	$30.8	—	—	$7.1	$(132.8)	$36.2
Charged (credited) to net earnings	20.7	—	(26.2)	—	—	(7.2)	—	(12.7)
Effects of foreign exchange	(9.9)	—	—	—	—	—	—	(9.9)
Other	—	—	(0.6)	—	—	0.1	14.5	14.0

Balance — December 31, 2011	141.9	—	4.0	—	—	—	(118.3)	27.6
Charged (credited) to net earnings	(17.9)	—	1.1	—	—	—	—	(16.8)
Credited directly to equity	—	—	(0.2)	—	—	—	—	(0.2)
Additions from business combinations	—	0.8	—	—	11.1	—	—	11.9
Effects of foreign exchange	(0.1)	—	—	—	—	—	—	(0.1)
Other	—	—	—	—	—	—	(8.9)	(8.9)

Balance — December 31, 2012	$123.9	$0.8	$4.9	$—	$11.1	$—	$(127.2)	$13.5

(i)
This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to do so.

        The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized is $1,729.1 (December 31, 2011 — $1,767.3). We have not recognized deferred tax assets in respect of these items because, based on management's estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of these tax losses expires between 2013 and 2032 and a portion can be carried forward indefinitely to offset taxable profits. The deductible temporary differences do not expire under current tax legislation.

        The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $5.8 (December 31, 2011 — $2.3).

        We have recorded net deferred tax assets of $2.8 for three of our subsidiaries which realized losses in 2012. We have recognized deferred tax assets based on our estimate of future taxable profit that we expect the subsidiaries to achieve based on our review of their financial projections.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our tax expense could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased or due to changes in legislation or administrative practices. We believe we will comply with the conditions of the tax incentives; however, changes in our outlook in any particular country could impact our ability to meet the conditions.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        We have been granted tax incentives, including tax holidays, for our China, Malaysia and Thailand subsidiaries. The tax benefit arising from these incentives is approximately $15.1 or $0.07 per diluted share for 2012, $27.5 or $0.13 per diluted share for 2011, and $28.4 or $0.12 per diluted share for 2010. These tax incentives are subject to certain conditions with which we intend to comply and they expire between 2014 and 2020.

        See note 23 regarding income tax contingencies.

20.   FINANCIAL INSTRUMENTS:

        Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized through our consolidated statement of operations.

        Cash and cash equivalents are comprised of the following:

	December 31
	2011	2012
Cash	$191.7	$265.3
Cash equivalents	467.2	285.2

	$658.9	$550.5

        Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2012 a Standard and Poor's short-term rating of A-1 or above.

Financial risk management objectives:

        We have exposures to a variety of financial risks through our operations. We regularly monitor these risks and establish policies and business practices to mitigate the adverse effects of these potential exposures. We have used derivative financial instruments, such as foreign currency forward contracts, to reduce the effects of some of these risks. We do not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

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

        Our major currency exposures at December 31, 2012 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2012.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht
Cash and cash equivalents	$33.9	$2.9	$2.6	$3.0	$2.3
Accounts receivable	19.3	—	13.9	—	—
Other financial assets	1.6	0.6	—	0.6	0.4
Accounts payable and certain accrued and other liabilities and provisions	(43.3)	(16.9)	(33.9)	(16.3)	(17.7)

Net financial assets (liabilities)	$11.5	$(13.4)	$(17.4)	$(12.7)	$(15.0)

Foreign currency risk sensitivity analysis:

        At December 31, 2012, the financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai Baht
			Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$2.1	$—	$—
Other comprehensive income	—	0.8	0.5	0.2	1.0
1% Weakening
Net earnings	(0.4)	0.1	(2.0)	—	—
Other comprehensive income	—	(0.8)	(0.4)	(0.2)	(1.0)

(b)   Interest rate risk:

        Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. A one-percentage point increase in these rates would increase interest expense, assuming maximum borrowings under our $400.0 revolving credit facility, by $4.0 annually. At December 31, 2012, we had drawn $55.0 under this credit facility (December 31, 2011 — undrawn).

(c)   Credit risk:

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe the credit risk of counterparty non-performance is low. With respect to our financial market activities, we have adopted a policy of dealing only with creditworthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had a Standard and Poor's rating of A-1 or above at December 31, 2012. In addition, we maintain cash and short-term investments in high quality investments or on deposit with major financial institutions. Each financial institution with which we have our accounts receivable

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

sales program had a Standard and Poor's short-term rating of A-1 and a long-term rating of A or above at December 31, 2012. At December 31, 2012, we sold $50.0 of accounts receivable under this sales program.

        We also provide unsecured credit to our customers in the normal course of business. The financial instruments that potentially subject us to credit risk include our accounts receivable, inventory on hand, and non-cancelable purchase orders in support of customer demand. We mitigate our risk by monitoring our customers' financial condition and performing ongoing credit evaluations. In certain instances, we may obtain letters of credit or other forms of security from our customers. We consider credit risk in determining our estimates of reserves for potential credit losses. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.

        At December 31, 2012, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $1.5 at December 31, 2012 (December 31, 2011 — $2.7).

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

Fair values:

        We used the following methods and assumptions to estimate the fair value of each class of financial instruments:

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and provisions, and borrowings under our revolving credit facility approximate the fair values of these financial instruments due to the short-term nature of these instruments. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending if the fair values are in liability or asset positions, respectively.

Fair value measurements:

        In the table below, we have segregated our financial assets and liabilities that are measured at fair value, based on the inputs used to determine fair value at the measurement date. The three levels within the fair value hierarchy, based on the reliability of inputs, are as follows:

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

	December 31, 2011			December 31, 2012
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$57.3	$—	$57.3	$2.8	$—	$2.8
Derivatives — foreign currency forward contracts	—	2.0	2.0	—	6.2	6.2

	$57.3	$2.0	$59.3	$2.8	$6.2	$9.0

Liabilities:
Derivatives — foreign currency forward contracts	$—	$15.9	$15.9	$—	$2.0	$2.0

        See note 18 for the input levels used to measure the fair value of our pension assets.

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Foreign currency forward contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of our financial instruments using level 3 (unobservable) inputs. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2011 or 2012.

Derivatives and hedging activities:

        We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow and balance sheet exposures. At December 31, 2012, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$288.2	$1.01	9	$(0.7)
Thai baht	118.3	0.03	15	2.1
Malaysian ringgit	87.6	0.32	15	1.1
Mexican peso	37.9	0.08	12	0.4
British pound	68.3	1.62	4	0.1
Chinese renminbi	34.1	0.16	12	0.1
Euro	11.9	1.31	4	0.1
Romanian leu	11.3	0.28	12	0.5
Other	24.6	—	12	0.5

Total	$682.2			$4.2

        At December 31, 2012, the fair value of these contracts was a net unrealized gain of $4.2 (December 31, 2011 — net unrealized loss of $13.9). At December 31, 2012, we recorded $6.2 of derivative assets in other current assets and $2.0 of derivative liabilities in accrued and other current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end. Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2012 was not significant, is recognized immediately in our consolidated statement of operations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly our Canadian dollar and British pound sterling contracts, and have marked these contracts to market each period through our consolidated statement of operations.

21.   CAPITAL DISCLOSURES:

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program and capital stock.

        We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions. At December 31, 2012, we have a $400.0 revolving credit facility. We also have access to $70.0 in intraday and overnight bank overdraft facilities, and we could sell up to $375.0 in accounts receivable on an uncommitted basis under an accounts receivable sales program to provide short-term liquidity. At December 31, 2012, we sold $50.0 of accounts receivable and we had drawn $55.0 under our revolving credit facility. At December 31, 2012, we also issued $31.1 of letters of credit under our revolving credit facility. Our revolving credit facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. The facility also contains financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. We closely monitor our business performance to evaluate compliance with our covenants. We continue to monitor and review the most cost-effective methods of raising capital, taking into account these restrictions and covenants. Our revolving credit facility matures in January 2015. Our accounts receivable sales program has no fixed termination date and can be terminated at any time by us or the banks. The amounts we may borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

        We commenced NCIBs to repurchase shares for cancellation in July 2010 and in February 2012. We canceled 16.1 million and 13.3 million subordinate voting shares under these NCIBs in 2010 and 2012, respectively. In October 2012, we commenced an SIB to repurchase additional shares for cancellation. We completed the SIB in December 2012 and canceled 22.4 million subordinate voting shares. See note 12. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders. We have purchased, and expect to continue to purchase, subordinate voting shares from time-to-time in the open market through the trustee for delivery under our equity-based compensation plans.

        Our strategy on capital risk management has not changed significantly since the end of 2011. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

22.   WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2010	2011	2012
Weighted average number of shares (basic)	227.8	216.3	208.6
Dilutive effect of equity-based compensation plans	2.3	2.0	1.9

Weighted average number of shares (diluted)	230.1	218.3	210.5

        For the year ended December 31, 2012, we excluded 4.5 million of equity-based awards (year ended December 31, 2011 — 4.5 million; year ended December 31, 2010 — 4.7 million) from the diluted weighted average per share calculation as they were out-of-the-money.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

23.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2012, we have future minimum lease payments as follows:

Operating Leases
2013	$26.7
2014	17.7
2015	8.6
2016	4.3
2017	3.0
Thereafter	15.1

        Our operating leases primarily relate to premises. As at December 31, 2012, we had committed $16.3 in capital expenditures, principally for machinery and equipment to support new customer programs.

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2012, these contingent liabilities amounted to $43.2 (December 31, 2011 — $40.9), including $31.1 of letters of credit that we issued under our revolving credit facility.

        In addition to the above guarantees, we provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses and potential judgments or settlement costs.

        Our manufacturing facility in Miyagi, Japan was damaged as a result of a major earthquake and tsunami in March 2011. In March 2012, we settled a related insurance claim for an amount that was consistent with our expectation.

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

        In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, with additional proposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $41 million at current exchange rates).

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $30.5 million Canadian dollars (approximately $30.6 at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisers.

        In connection with a tax audit in Brazil, tax authorities had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position. As the ruling generally favored the taxpayer, the Brazilian tax authorities appealed the matter to a higher court. In June 2012, the Brazilian Higher Administrative Court unanimously upheld the Lower Administrative Court decision. Although we believe it is unlikely to occur due to the recent unanimous decision by the higher court, the Brazilian tax authorities have the right to present a Special Appeal to change the decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 48.8 million Brazilian reais (approximately $23.9 at current exchange rates).

        The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

24.   SEGMENT AND GEOGRAPHIC INFORMATION:

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

        The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business, or losses from customers, the phasing in or out of programs, the success in the marketplace of our customers' products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions on insourcing), and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period. Starting in 2012, we combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes. We also combined prior period percentages.

	Year ended December 31
	2010	2011	2012
Communications	37%	35%	35%
Consumer	25%	25%	18%
Diversified	12%	14%	20%
Servers	14%	15%	15%
Storage	12%	11%	12%

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except per share amounts)

        The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2010	2011	2012
Mexico	27%	25%	19%
Thailand	21%	21%	21%
China	14%	14%	17%
Malaysia	11%	*	12%
Romania	*	11%	*

*
Less than 10% in the period indicated

        The following table details our allocation of property, plant and equipment, intangible assets and goodwill among countries exceeding 10%:

	December 31
	2011	2012
China	26%	23%
Canada	13%	11%
Thailand	12%	10%
Mexico	12%	*
United States	*	20%
Malaysia	*	16%

*
Less than 10% in the period indicated

Customers:

        During 2012, two customers individually represented more than 10% of total revenue. In aggregate, these customers comprised 23% of total revenue. At December 31, 2012, one customer individually represented more than 10% of total accounts receivable.

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

        In June 2012, we announced that we would wind down our manufacturing services for RIM. We completed our manufacturing services for RIM and the related transition activities by the end of 2012. Our revenue from RIM was minimal in the fourth quarter of 2012. RIM accounted for 12% of total revenue in 2012 (2011 — 19%; 2010 — 20%).

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
Table 7: Fees of the Compensation Consultant
Outstanding Options
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
  Item 16. [Reserved.]
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
SIGNATURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CELESTICA INC. CONSOLIDATED BALANCE SHEET (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF OPERATIONS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF CASH FLOWS (in millions of U.S. dollars)
CELESTICA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)