Form 20-F
period 2013-12-31
CELESTICA INC
filed 2014-03-14
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2013
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

162,017,640 Subordinate Voting Shares	0 Preference Shares
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

ii

 Part I

        In this Annual Report, "Celestica", the "Corporation", "we", "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2013. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$1.03.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 14, 2014, the date as of which we prepared information for our annual report to shareholders and management information circular and proxy statement.

Forward-Looking Statements

        Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and applicable Canadian securities laws including, without limitation: statements related to our future growth; trends in the electronics manufacturing services ("EMS") industry; our financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the expected impact of our pension obligations, and the number of subordinate voting shares and price thereof we repurchase under our Normal Course Issuer Bid ("NCIB"). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

        Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, in addition to those discussed in Item 3D, "Key Information — Risk Factors", and elsewhere in this Annual Report, risks related to:

  •
  our dependence on a limited number of customers;

  •
  our customers' ability to compete and succeed in the marketplace with the products we manufacture;

  •
  price and other competitive factors generally affecting the EMS industry;

  •
  managing our operations and our working capital performance during uncertain economic conditions, including responding to rapid changes in demand and changes in our customers' outsourcing strategies, including the insourcing of programs;

  •
  customer concentration and the challenges of diversifying our customer base and replacing revenue from lost programs or customer disengagements;

  •
  our dependence on industries affected by rapid technological change;

  •
  managing changing commodity, material and component costs as well as labor costs and conditions;

  •
  disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control, including natural disasters, extreme weather conditions, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate;

  •
  retaining or expanding our business due to execution problems relating to the ramping of new programs;

  •
  delays in the delivery and availability of components, services and materials;

  •
  non-performance by counterparties;

  •
  financial exposure to foreign currency volatility;

  •
  variability of operating results;

  •
  managing our global operations and supply chain;

  •
  increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits;

  •
  completion of any restructuring plans we implement, and integration of any acquisitions we make in a timely manner;

  •
  computer viruses, malware, hacking attempts or outages that may disrupt our operations;

  •
  increases in required pension contributions with respect to our defined benefit pension plans;

  •
  any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; and

  •
  compliance with applicable laws, regulations and social responsibility initiatives.

        These and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this Annual Report, subsequent reports on Form 6-K furnished to the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

        Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to:

  •
  production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services;

  •
  the timing and execution of, and investments associated with, ramping new business;

  •
  the success in the marketplace of our customers' products;

  •
  the stability of general economic and market conditions, currency exchange rates and interest rates;

  •
  our pricing, the competitive environment and contract terms and conditions;

  •
  supplier performance, pricing and terms;

  •
  compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants;

  •
  components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability;

  •
  operational and financial matters, including the extent, timing and costs of replacing revenue from lost programs or customer disengagements;

  •
  technological developments;

  •
  overall demand improvement in the semiconductor industry, revenue growth and improved profitability in our semiconductor business;

  •
  the timing and execution of our restructuring actions; and

  •
  our ability to diversify our customer base and develop new capabilities.

        Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above and elsewhere in this Annual Report. While management believes these assumptions to be reasonable under current circumstances, they may prove to be inaccurate.

        Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report, and the documents, if any, that we incorporate herein by reference, with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements attributable to us are expressly qualified by the cautionary statements contained in this Annual Report.

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

        The Consolidated Financial Statements for 2010, 2011, 2012 and 2013 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). See Item 18. Prior to adopting IFRS, we prepared our Consolidated Financial Statements using Canadian generally accepted accounting principles ("GAAP"). GAAP differs in some respects from IFRS. We have provided an explanation of our transition to IFRS in note 3 of our Consolidated Financial Statements in Item 18 of our 2011 Annual Report.

        The consolidated financial information in the below tables for 2010, 2011, 2012 and 2013 was prepared in accordance with IFRS.

	Year ended December 31
	2010(1)	2011(1)	2012(1)	2013
	(in millions, except per share amounts)
Consolidated Statements of Operations Data (IFRS):
Revenue	$6,526.1	$7,213.0	$6,507.2	$5,796.1
Cost of sales(1)	6,082.0	6,724.4	6,068.8	5,406.6

Gross profit(1)	444.1	488.6	438.4	389.5
Selling, general and administrative expenses (SG&A)(2)	252.1	267.2	252.2	239.7
Amortization of intangible assets	15.8	13.5	11.3	12.2
Other charges(3)	49.9	6.5	59.5	4.0

Earnings from operations(1)	126.3	201.4	115.4	133.6
Finance costs(4)	6.9	5.4	3.5	2.9

Earnings before income taxes(1)	119.4	196.0	111.9	130.7
Income tax expense (recovery)	18.2	3.7	(5.8)	12.7

Net earnings(1)	$101.2	$192.3	$117.7	$118.0

Other Financial Data (IFRS):
Basic earnings per share	$0.44	$0.89	$0.56	$0.64
Diluted earnings per share	$0.44	$0.88	$0.56	$0.64
Property, plant and equipment and computer software cash expenditures	$60.8	$62.3	$105.9	$52.8
Shares used in computing per share amounts (in millions):
Basic	227.8	216.3	208.6	183.4
Diluted	230.1	218.3	210.5	185.4

	As at December 31
	2010(1)	2011(1)	2012(1)	2013
	(in millions)
Consolidated Balance Sheet Data (IFRS):
Cash and cash equivalents	$632.8	$658.9	$550.5	$544.3
Working capital(5)	1009.1	1,116.0	911.8	1,011.3
Property, plant and equipment	332.2	322.7	337.0	313.6
Total assets	3,013.9	2,969.6	2,658.8	2,638.9
Capital stock	3,329.4	3,348.0	2,774.7	2,712.0
Total equity(1)	1,290.5	1,470.5	1,322.7	1,402.0

(1)
Changes in accounting policies:

  Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 19, Employee Benefits, which requires a retroactive restatement of prior periods related to unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit. Our net earnings for 2011 also decreased to reflect the reversal of past service credits that we retroactively recorded directly to deficit as of December 31, 2010 and the changes in the calculation of the interest component of pension expense. The impact on our net earnings for 2010 and 2012 was not significant. The impact of adopting the amendment was as follows:

	As at December 31,
	2010	2011	2012
	(in millions) — increase (decrease)
Post-employment benefit obligations	$(7.6)	$(6.7)	$(6.0)
Deficit *	(7.6)	(6.7)	(6.0)

	Year ended December 31,
	2010	2011	2012
	(in millions) — increase (decrease)
Cost of sales	$—	$2.8	$—
Net earnings	—	(2.8)	—

  *
  Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations in other comprehensive income and to reclassify the amounts to deficit. Our actuarial gains on pension and non-pension post-employment benefit plans for 2011 increased by $1.9 million and our actuarial losses for 2012 increased by $0.7 million.

(2)
SG&A expenses include research and development costs.

(3)
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

  Other charges in 2013 totaled $4.0 million, comprised primarily of: (a) a $28.0 million restructuring charge offset, in part, by (b) a $24.0 million recovery of damages from the settlement of class action lawsuits in which we were a plaintiff.

(4)
Finance costs are comprised primarily of interest expenses and fees related to our credit facilities and our accounts receivable sales program.

(5)
Calculated as current assets less current liabilities.

        We were not required to retroactively apply IFRS to our financial statements for years prior to 2010. The consolidated financial information in the below tables for 2009 was prepared in accordance with GAAP, which conforms in all material respects with U.S. GAAP except as described in footnote 4 below.

Year ended December 31, 2009
(in millions, except per share amounts)
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	$6,092.2
Cost of sales	5,662.4

Gross profit	429.8
SG&A(1)	244.5
Amortization of intangible assets	21.9
Other charges(2)	68.0
Interest expense(3)	35.0

Earnings before income taxes	60.4
Income tax expense	5.4

Net earnings	$55.0

Other Financial Data (Canadian GAAP):
Basic earnings per share	$0.24
Diluted earnings per share	$0.24
Property, plant and equipment and computer software cash expenditures	$77.3
Consolidated Statements of Operations Data (U.S. GAAP)(4):
Net earnings	$39.0
Shares used in computing per share amounts (in millions):
Basic	229.5
Diluted	230.9

As at December 31, 2009
(in millions)
Consolidated Balance Sheet Data (Canadian GAAP):
Cash and cash equivalents	$937.7
Working capital(5)	1,023.0
Property, plant and equipment	393.8
Total assets	3,106.1
Total long-term debt, including current portion(6)	222.8
Equity	1,475.8
Consolidated Balance Sheet Data (U.S. GAAP)(4):
Total assets	$3,106.1
Total long-term debt, including current portion(6)	221.2
Equity	1,346.8

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

(4)
The significant differences between the line items under Canadian GAAP and U.S. GAAP arose primarily from adjustments relating to financial instruments and hedging, and the timing of recording certain tax uncertainties.

(5)
Calculated as current assets less current liabilities.

(6)
Long-term debt includes capital lease obligations.

Exchange Rate Information

        The rate of exchange as of February 14, 2014 for the conversion of Canadian dollars into United States dollars was U.S.$0.9107 and for the conversion of United States dollars into Canadian dollars was C$1.0981. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the Federal Reserve's website (http://www.federalreserve.gov).

	2009	2010	2011	2012	2013
Average	1.1412	1.0298	0.9887	0.9995	1.0300

	February 2014	January 2014	December 2013	November 2013	October 2013	September 2013
High	1.1137	1.1171	1.0697	1.0597	1.0454	1.0532
Low	1.0952	1.0612	1.0577	1.0414	1.0282	1.0237

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

        Our customers include original equipment manufacturers ("OEMs") and service providers. A decline in revenue from any significant customer or the loss of any significant customer could have a material adverse effect on our financial condition and operating results. During 2013, two customers (2012 and 2011 — two customers) individually represented more than 10% of our total revenue, and our top 10 customers represented 65% (2012 — 67%; 2011 — 71%) of our total revenue. In June 2012, we announced that we would wind down our manufacturing services for BlackBerry Limited ("BlackBerry"), formerly known as Research In Motion Limited. We completed our manufacturing services for BlackBerry and the related transition activities by the end of 2012. Our operating results are highly dependent upon our customers' ability to compete and succeed in the marketplace with the products we manufacture. These marketplaces are characterized by continued and rapid shifts in technology, commoditization of certain of our products, changes in preferences by the end customer or other changes in end-market demand, such as trends in enterprise infrastructure and virtualization, and increased competition. Certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected our operating results.

        We depend upon a small number of customers for a significant percentage of our revenue. The mix of our customers and the types of products or services we provide to these customers will have an impact on our operating results from period-to-period. There can be no assurance that our efforts to target new customers and services in our traditional and newly expanding markets, including the pursuit of acquisitions, will succeed in reducing our customer concentration. Acquisitions are also subject to integration risk, and revenues and margins could be lower than we anticipate. As we continue to pursue opportunities in new markets or technologies, we may encounter challenges as our knowledge or experience may be limited in these new markets or technologies.

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

We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We operate in a highly competitive industry. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina-SCI Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus or original design manufacturers ("ODMs") that provide internally designed products and manufacturing services. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies could choose to manufacture products internally rather than to outsource to EMS providers, or they may choose to insource previously outsourced business, particularly where internal excess capacity exists.

        The competitive environment in our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and a broader range of services than we offer. While we have increased our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs and a continued aggressive pricing environment. Additionally, our current or potential competitors may increase or shift their presence in new lower-cost regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; may develop or acquire services comparable or superior to those we develop; combine or merge to form larger competitors; or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble, such as metal or plastic parts and enclosures, backplanes, circuit boards, cabling and related products. This expanded capability may provide them with a competitive advantage and greater cost savings and may lead to more aggressive pricing for electronics manufacturing services. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses or customer disengagements). We may not be able to compete successfully against our current and future competitors.

We continue to operate in an uncertain global economic environment.

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

We are dependent on a limited number of end markets for our revenue. We expect our mix of revenue by end market to continue to change, which may adversely affect our margins and our ability to grow our revenue and may increase the effects of seasonality on our business.

        To reduce our reliance on any one customer or end market, we have been targeting new customers and new services in our traditional markets, expanding our business in our diversified end market such as industrial, aerospace and defense, healthcare, solar, green technology and the semiconductor equipment market, among others, and exploring acquisition opportunities. As a result, our mix of revenue by end market in recent periods has changed and may continue to change. Our mix by end market is also impacted by, among other factors, the overall end market demand, the timing and extent of new program wins, program losses or customer disengagements, or follow-on business from customers and from acquisitions.

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

Our customers may be affected by rapid technological changes, shifts in business strategy and/or the emergence of new business models that may have an impact on their success in their markets and, therefore, on our business.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards, continuous improvements in products and services, and the emergence of competitors with new business models that deemphasize the traditional OEM distribution channels. These conditions frequently result in shorter product lifecycles and may lead to shifts in our customers' business strategy. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products and services or their business models become obsolete, fail to gain widespread acceptance or are cancelled, our business could be adversely affected. As an example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have an adverse impact on our business. Another example is the shift from traditional network infrastructures to highly virtualized and cloud-based environments, as well as software-defined networks, any or all of which could adversely impact our business. The highly competitive nature of our customers' products and services could also drive consolidation among OEMs, and result in product line consolidation that could adversely impact our customer relationships and our revenue.

Our results can be negatively affected by rising labor costs.

        There is some uncertainty with respect to the pace of rising labor costs in various regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

Our operations could be adversely affected by global or local events, including natural disasters, extreme weather conditions, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate.

        Our operations and those of our customers, component suppliers or our logistic partners may be disrupted by global or local events, including natural disasters (such as the 2011 earthquake and tsunami in Japan and the flooding in Thailand), political instability, terrorism, armed conflict, labor or social unrest, criminal activity, illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers and our logistics partners operate. Such events could materially adversely affect our results of operations and increase our costs. We carry insurance to cover damage to our facilities and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, hurricanes, tsunamis or other events. However, our insurance policies are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage.

        Increased international political instability, terrorism, enhanced national security measures, armed conflicts, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations and the related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers.

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

        As we expand our business, enter into new markets, products and technologies, invest in research, design and development, acquire new businesses or capabilities, and transfer business from one region to another, we may encounter difficulties that result in higher than expected costs associated with such activities and/or customer dissatisfaction with our performance. Potential difficulties related to our growth and/or operations include our ability to:

  •
  manage growth effectively, including having trained personnel to manage operations, new customers and new products;

  •
  maintain existing customer, supplier, employee and other favorable business relationships during periods of transition;

  •
  anticipate disruptions in our operations that may impact our ability to deliver to customers on time, to produce quality products and to ensure overall customer satisfaction; and

  •
  respond rapidly to changes in customer demand or volumes, including as a result of program losses or customer disengagements.

        We may also encounter difficulties in ramping and execution of new programs from existing or new customers. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins during the ramp period. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.

Inherent challenges in managing unanticipated changes in customer demand may impact our planning, supply chain execution and manufacturing and may affect our operating performance and results.

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

        Our customers may change their forecasts, production quantities or product type requirements, or may accelerate, delay or cancel production quantities for various reasons. When customers change production volumes or request different products to be manufactured than what they originally forecasted, the unavailability of components and materials for such changes could also impact our revenue and working capital performance. Further, to guarantee continuity of supply for many of our customers, we are required to manufacture and warehouse specified quantities of finished goods. The uncertainty of our customers' end markets, intense competition in our customers' industries and general order volume volatility may result in customers delaying or canceling the delivery of products we manufacture for them or placing purchase orders for lower volumes of products than previously anticipated.

        Changes or delays in customer orders that require us to carry higher than expected levels of inventory could have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes excess or obsolete. Order cancellations and delays could lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins.

Consolidation in the electronics industry may adversely affect our business relationships or the volume of business we conduct with our customers.

        Our customers, competitors and suppliers may be subject to consolidation. Future business combinations involving, or acquisitions of, our customers may result in a decrease in demand from our customers or a loss of business to our competitors as customers rationalize their business and consolidate their suppliers. Consolidation among our competitors may create a competitive advantage over us, which may also result in a loss of business and revenue if customers shift their production. Changes in OEM strategies, including the divestiture or exit from certain of their businesses, may also result in a loss of business for us.

We may encounter challenges in completing or integrating our acquisitions which could adversely affect our operating results.

        We expect to expand our presence in new end markets and expand our capabilities in current end markets and technologies, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies or acquisitions of selected assets. Potential challenges related to our acquisitions include:

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

Our results can be negatively affected by the availability and cost of components.

        The purchase of materials and electronic components represents a significant portion of our costs. A delay or interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers, if we are unable to deliver finished products in a timely manner. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product, which could materially adversely impact our operating results.

        Supply shortages for a particular component can delay production of, and revenue from, products using that component. Shortages also may result in our carrying higher levels of inventory and extended lead times, or result in increased component prices, which may require price increases in the products and services that we provide. Any increase in our costs that we are unable to recover in our pricing to our customers would negatively impact our margins and our operating results.

        At various times in our industry's history, there have been industry-wide shortages of electronic components. Shortages, or fluctuations in the cost of components, may have a material adverse effect on our business or cause our operating results to fluctuate from period-to-period. Changes in forecasted volumes or in our customers' requirements can negatively affect our ability to obtain components and adversely impact our operating results.

Rising oil and other commodity prices may negatively impact our operating results due to higher production and transportation costs.

        We rely on various energy sources in our production and transportation activities. The price of commodities, including oil, has been volatile and remains uncertain. Increased prices for energy and other commodities could result in higher raw material and component costs and transportation costs. Any increase in our costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.

We may experience increased financial risk due to non-performance by counterparties.

        A failure by a counterparty, which includes customers, suppliers, financial institutions and other third parties with which we conduct business, to fulfill its contractual obligations may result in a financial loss to us. We generally provide payment terms to our customers ranging from 30 days to 75 days. Our accounts receivable balance at December 31, 2013 was $654.1 million, with one customer individually representing more than 10% of our total accounts receivable. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our financial condition and operating results. We also may not be able to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we acquired to support that customer's business. If a key supplier experiences financial difficulties, this may affect its ability to supply us with materials or components, which could halt or delay the production of a customer's product, and have a material adverse impact on our operations.

We face financial risks due to foreign currency volatility.

        Global currency markets can be volatile. Although we conduct the majority of our business in U.S. dollars, our financial results are affected by the valuation of foreign currencies relative to the U.S. dollar.

        Our significant non-U.S. currency exposures include the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, British pound sterling, Chinese renminbi, Euro, the Romanian leu and the Singapore dollar. We enter into forward exchange contracts, generally for periods of up to 15 months, intended to hedge our cash flows and significant balance sheet exposures against significant fluctuations in the foreign exchange rates of many of these foreign currencies. Our operating results may be adversely impacted by currency fluctuations to the extent our hedging program does not mitigate the impact of our foreign currency costs and exposures.

Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance.

        We have facilities in numerous countries, including Canada, the United States, China, Ireland, Japan, Malaysia, Mexico, Romania, Singapore, Spain and Thailand. During 2013, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.

        Global operations are subject to inherent risks which may adversely affect us, including:

  •
  labor unrest and differences in regulations and statutes governing employee relations;

  •
  cultural differences and/or differences in local business customs;

  •
  changes in regulatory requirements;

  •
  inflation and rising costs;

  •
  changes in international political relations;

  •
  difficulty in staffing (including skilled labor availability and cost) and managing foreign operations;

  •
  challenges in building and maintaining infrastructure to support operations;

  •
  changes in local tax rates and tax incentives and the adverse tax consequences of repatriating earnings;

  •
  compliance with a variety of foreign laws, including changing import and export regulations;

  •
  adverse changes in trade policies between countries in which we maintain operations;

  •
  changes in logistics costs;

  •
  changes in the availability, lead time, and cost of components and materials;

  •
  greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;

  •
  global economic, political and social instability;

  •
  potential restrictions on the transfer of funds and/or other restrictive actions by foreign governments;

  •
  the effects of terrorist activity, armed conflict and epidemics; and

  •
  global currency fluctuations.

Any of these risks could disrupt the supply of our products or increase our expenses. The costs of compliance with trade and foreign tax laws may increase our expenses and actual or alleged violations of such laws could result in enforcement actions or financial penalties that could result in substantial costs. In addition, the introduction or expansion of certain social programs in foreign jurisdictions will likely increase our cost, and certain supplier's costs, of doing business.

We may not keep pace with rapidly evolving technology.

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

        Various industry-specific standards, qualifications and certifications are required to produce certain types of products for our customers. Failure to obtain or maintain those certifications may adversely affect our ability to maintain existing levels of business or win new business.

We are subject to the risk of increasing income taxes, increased levels and scrutiny of tax audits globally and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance.

        We conduct business operations in a number of countries, including countries where tax incentives or credits have been extended to encourage foreign investment or where income tax rates are low. Our tax expense could increase if certain tax incentives or credits from which we currently benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives or credits are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation, regulation or administrative practices. We believe we comply with the conditions of the tax incentives and credits from which we currently benefit; however, changes in our outlook in any particular country could impact our ability to meet such conditions. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income Taxes".

        Our tax filing positions are based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect.

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

        We currently have ongoing tax audits. Tax authorities have asserted that income reported by one of our Canadian subsidiaries for certain years should have been materially higher as a result of certain inter-company transactions, and that certain interest amounts deducted by one of our Canadian entities on historical debt instruments should be re-characterized as capital losses. The successful pursuit of the assertions made by tax authorities arising from tax audits may result in our owing significant amounts of tax, interest and possibly penalties. The amounts we may be required to provide as security with (or pay to), the tax authorities in respect of the ongoing tax audit of certain inter-company transactions could be material. In connection with the appeal related to the interest re-characterization issue, we have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 million at year-end exchange rates) in addition to amounts previously on account. If either of these claims or proceedings are determined adversely to us, the amounts we may be required to pay could be in excess of amounts currently accrued. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income Taxes".

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While we believe that our interpretation of applicable Brazilian law is correct, our ability to realize this benefit is not certain and a failure to do so could have a material adverse effect on our operating results and financial condition. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income Taxes".

        As at December 31, 2013, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries related to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (approximately $310 million of cash and cash equivalents as at December 31, 2013).

We have incurred significant restructuring charges, impairment charges and accounting losses in the past and may experience such charges and losses in future periods.

        In the past, we have recorded charges resulting primarily from restructuring actions and the write-down of goodwill and other intangible assets. These amounts have varied from period-to-period. We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and in end-market demand, with the intention of improving utilization and reducing our overall cost structure. See note 15 to the Consolidated Financial Statements in Item 18. We may not be able to retain all existing business or grow revenue as a result of significant headcount reductions, plant closures and product transfers resulting from our restructuring actions. We may also incur higher operating expenses during periods of transition. During 2012, we announced that we would take restructuring actions throughout our global network. These restructuring actions are now complete. In connection with this restructuring, we recorded aggregate restructuring charges of $72.0 million, comprised of $44.0 million in 2012 and $28.0 million in 2013, above the high end of our previously announced range of $55.0 million to $65.0 million. We exceeded our estimate as we decided to take additional restructuring actions in the fourth quarter of 2013 to further streamline and simplify our business and global operating network in response to the continued challenging market environment. Our restructuring charges (under a prior restructuring plan) were $14.5 million in 2011. We evaluate our operations from time to time and may propose additional restructuring actions in the future. Any failure to successfully execute or realize the expected benefits from these initiatives, including any delay in implementing these initiatives, may have a material adverse impact on our operating results. We will continue to evaluate the recoverability of the carrying amount of our goodwill, intangible assets, and property, plant and equipment on an ongoing basis, and we may incur impairment charges, which could be substantial and could adversely affect our financial results. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, holding periods or other factors that may result in changes in our estimates of future cash flows. Factors that might reduce the fair value of goodwill, intangible assets, and property, plant and equipment below their respective carrying values include a decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in our industry. During 2013, we recorded no impairment of our goodwill, intangible assets or property, plant and equipment (2012 — $17.7 million; 2011 — nil).

Our operations and our customer relationships may be adversely affected by disruptions to our information technology ("IT") systems, including disruptions from cybersecurity breaches of our IT infrastructure.

        We rely on information technology networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems to sophisticated and targeted measures known as advanced persistent threats. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent such outages and breaches, our operations may be disrupted and our business reputation could be adversely affected.

        We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats.

If we are unable to recruit or retain highly skilled personnel, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management personnel. We do not have employment or non-competition agreements with the majority of our employees. The loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations.

We may not adequately protect our intellectual property or the intellectual property of others.

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

        We maintain multiple defined benefit pension plans, as well as supplemental pension plans. Our pension funding policy is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements that are based on actuarial calculations. Our obligations are based on certain assumptions relating to expected plan asset performance, salary escalation, employee turnover, retirement ages, life expectancy, expected healthcare costs, the performance of the financial markets and future interest rates. If actual results or future expectations differ from these assumptions or if statutory funding requirements change, the amounts we are obligated to contribute to the pension plans may increase and such increase could be significant.

If our products or services are subject to warranty claims, our business reputation may be damaged and we may incur significant costs.

        In certain of our sales contracts, we provide warranties against defects or deficiencies in our products, services or designs. As we expand our service offerings (for example, the solar panel manufacturing business and Joint Design and Manufacturing offerings) and pursue business in new end markets, our warranty obligations may increase and we may not be successful in pricing our products to appropriately cover our warranty costs. A successful claim for damages arising from defects or deficiencies for which we are not adequately insured, and for which indemnification from a third party is not timely (or otherwise) available, could have a material adverse effect on our reputation and business, and our operating results and financial condition.

We may not be able to prevent or detect all errors or fraud.

        Due to the inherent limitations of a cost-effective internal control system, misstatements due to error or fraud may occur and may not be detected. All systems of internal control contain inherent limitations. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, within the Corporation have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud.

We may not be able to increase revenue if outsourcing by OEMs or service providers slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs or service providers. Our future growth will be limited to the extent that these opportunities are not available as a result of OEMs or service providers deciding to perform these functions internally or delaying their decision to outsource or our inability to win new contracts. As a result of several factors, including the weak global economic environment, customers may shift production back to their own facilities to improve their factory utilization. Political pressures or negative sentiment by our customers' customers or local governments may adversely impact our customers' businesses. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers, such as Celestica.

Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance.

        We are subject to various federal/national, state/provincial, local and supra-national environmental laws and regulations. Our environmental management systems and practices have been designed to provide for compliance with these laws and regulations. Maintaining compliance with and responding to increasingly stringent regulations require a significant investment of time and resources and may restrict our ability to modify or expand our facilities or to continue production. Our failure to comply with these laws and regulations may potentially result in significant fines and penalties, our operations may be suspended and our cost of related investigations could be material in any period.

        More complex and stringent environmental legislation continues to be imposed, including laws that place increased responsibility and requirements on the "producers" of electronic equipment and, in turn, their providers and suppliers. Such laws may relate to product inputs (such as hazardous substances and energy consumption), product use (such as energy efficiency and waste management/recycling), and/or operational outputs/by-products from our manufacturing processes that can result in environmental contamination (such as waste water, air emissions and hazardous waste). Noncompliance with these requirements may potentially result in substantial costs, including fines and penalties, and we may incur liability to our customers and consumers.

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

        We generally have obtained environmental assessment reports, or reviewed recent assessment reports undertaken by others, for most of our manufacturing facilities at the time of acquisition or leasing. Such assessments may not reveal all environmental liabilities and current assessments are not available for all facilities. In addition, some of our operations involve the use of hazardous substances that could cause environmental contamination. Although if deemed necessary, we may investigate, remediate or monitor air, soil and/or groundwater contamination at some of our owned or leased sites, we may not be aware of, or adequately address, all such conditions and we may incur significant costs to perform such work in the future. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection to reduce or eliminate liability to us. Third-party claims for damages or personal injury are also possible. Moreover, current remediation, mitigation and risk assessment measures may not be adequate to comply with future laws.

        In addition to the environmental regulations described above, which generally apply to all of our manufacturing operations and processes, certain end markets in which we operate (particularly the healthcare and aerospace and defense markets) are subject to additional regulatory oversight.

        Our healthcare business is subject to substantial regulation, primarily from the U.S. Food and Drug Administration in the U.S., as well as other jurisdictions, relating to some of the medical devices we manufacture. Several of our sites around the world are certified in quality management standards applicable to the healthcare industry. We are required to comply with the various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices in addition to reporting of certain information with respect to the safety of such products. If we are unable to comply with these regulations, we may be faced with fines, injunctions, product recalls, or suspension of production, among other adverse outcomes. Failure to comply with these regulations may materially affect our relationships with customers and our operating results.

        We provide design, engineering and manufacturing related services to our customers in the aerospace and defense end market. As part of these services, we are subject to substantial regulation from government agencies including the U.S. Department of Defense ("DOD") and the U.S. Federal Aviation Administration. Several of our sites around the world are certified in quality management standards applicable to the aerospace and defense industry. Failure to comply with these regulations or the loss of any of our quality management certifications may result in fines, penalties and injunctions, and could prevent us from executing on current or winning future contracts, any of which may materially adversely affect our financial condition and operating results. In addition to quality management standards, there are several other U.S. regulations that we are also required to follow. These include, but are not limited to: the Federal Acquisition Regulations ("FAR"), which provides uniform policies and procedures for acquisition; the Defense Federal Acquisition Regulation Supplement ("DFARS"), a DOD agency supplement to the FAR that provides DOD-specific acquisition regulations that DOD government acquisition officials, and those contractors doing business with DOD, must follow in the procurement process for goods and services; and the Truth in Negotiations Act ("TINA"), which is a law enacted for the purpose of providing for full and fair disclosure by contractors in the conduct of negotiations with the government.

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

        Government regulators or our customers may require us to comply with product or manufacturing standards that are more restrictive than current laws and regulations related to environmental matters or other social responsibility initiatives. An example is the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act which contains provisions concerning specified minerals originating from the Democratic Republic of Congo ("DRC") and adjoining countries that are believed to benefit armed groups (referred to as "conflict minerals"). As required by this Act, the U.S. Securities and Exchange Commission ("SEC") has adopted due diligence, disclosure and reporting requirements for companies that manufacture, or contract to manufacture, products that include conflict minerals. We manufacture such products for our customers. Due to our complex supply chain, we expect compliance with these rules to be time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the SEC rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results.

Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance.

        We are subject to a variety of domestic and foreign employment laws, including without limitation those related to: workplace safety, discrimination, whistle-blowing, wages and overtime, classification of employees and severance payments. Such laws are subject to change, and enforcement activity relating to these laws, particularly outside the United States, can increase as a result of increased media attention due to alleged violations by other companies, changes in law, political and other factors. There can be no assurance that, in the future, we will not be found to have violated elements of such laws. Any such violations could lead to the assessment of fines or damages against us by regulatory authorities or claims by employees, any of which could adversely affect our operating results.

Failure to comply with the conditions of government grants could lead to grant repayments and adversely impact our financial performance.

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

        We have a $400.0 million revolving credit facility that matures in January 2015. Outstanding borrowings under this facility bear interest at LIBOR or Prime rate plus a margin. At December 31, 2013, we had no amounts outstanding under this facility (December 31, 2012 — $55.0 million outstanding; December 31, 2011 — no amounts outstanding). Our borrowings under this facility, which vary from time to time, expose us to interest rate risks due to fluctuations in these rates. If the amount we borrow under our credit facility is substantial, an increase in interest rates would have a more pronounced impact on our interest expense. Significant interest rate fluctuations may affect our business, operating results and financial condition.

Deterioration in financial markets or in the macro-economic environment may adversely affect our ability to raise funds or increase the cost of raising funds.

        We currently have access to a revolving credit facility through financial institutions that matures in January 2015. We may also issue debt or equity securities to fund our operations or make acquisitions. Our ability to borrow or raise capital, or renew our facility, may be impacted if financial markets are unstable. In addition, a downgrade of our credit rating or an adverse change in the published outlook by a rating agency may impact our ability to raise funds in the time and amount necessary for us or increase our cost of capital. Unstable financial markets or a downgrade in our credit rating could adversely affect our business, operating results and financial condition.

The interest of our controlling shareholder, Onex Corporation, with a 75% voting interest, may conflict with the interests of other shareholders.

        Onex Corporation ("Onex"), owns, directly or indirectly, all of our outstanding multiple voting shares and less than 1% of our outstanding subordinate voting shares. The number of subordinate voting shares and multiple voting shares owned by Onex, together with those subordinate voting shares and multiple voting shares that Onex has the right to vote, represents 75% of the voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex may make decisions regarding Celestica and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Onex's voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

        Through its shareholdings, Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. The directors so elected have the authority, subject to applicable laws, to appoint or replace senior management, cause us to issue additional subordinate voting shares or multiple voting shares or repurchase subordinate voting shares or multiple voting shares, declare dividends or take other actions. Under our credit agreement, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person or entity owns more than 20% of the votes).

        Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, indirectly or directly, shares representing the majority of the voting rights of the shares of Onex. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about shareholder rights and restrictions relative to our subordinate voting shares and multiple voting shares, see Item 10(B), "Memorandum and Articles of Incorporation". For additional information about our principal shareholders, see Item 7(A), "Major Shareholders". Onex has, from time-to-time, issued debentures exchangeable and redeemable under certain circumstances for our subordinate voting shares, entered into forward equity agreements with respect to our subordinate voting shares, sold our subordinate voting shares (after exchanging multiple voting shares for subordinate voting shares), or redeemed these debentures through the delivery of our subordinate voting shares, and could take similar actions in the future. These sales may impact our share price or have consequences on our debt and ownership structure.

We face securities class action and shareholder derivative lawsuits which may result in substantial litigation expenses, settlement costs or judgments, as well as the diversion of management resources and adverse publicity, any of which may negatively impact our financial performance.

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our

Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants have moved for summary judgment dismissing the case in its entirety and plaintiffs have moved for class certification and for partial summary judgment on certain elements of their claims. Those motions have been fully briefed and argued. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. The District Court has indicated that plaintiffs may seek to renew their motion for class certification in the future. The District Court has reserved decision on the summary judgment and partial summary judgment motions. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was heard together with other appeals in two other actions on the same issue in May 2013 and was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. The leave and certification motions were heard from December 9 to 11, 2013 and the Ontario Superior Court of Justice released its decision on February 19, 2014. The Court granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The Court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica's inventory and revenue and that Celestica's financial statements did not comply with GAAP. The Court also denied certification of the plaintiffs' common law claims. The defendants have served a Notice of Motion for leave to appeal the portions of the Court's decision that grant leave to proceed and certify the action. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

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

Changes in accounting standards enacted by the relevant standard-setting bodies may adversely affect our reported operating results, profitability and financial performance.

        Accounting standards are revised periodically and/or expanded upon by the standard-setting bodies. We are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, which include the Canadian Accounting Standards Board ("CASB"), the International Accounting Standards Board ("IASB"), the Financial Accounting Standards Board ("FASB") and SEC. In 2008, the CASB announced the adoption of IFRS for publicly accountable enterprises in Canada, effective 2011. The impact of our transition to IFRS is summarized in note 3 to our 2011 Consolidated Financial Statements included in our 2011 Annual Report. Our reported financial information may not be comparable to the information reported by our competitors because we are required to use different accounting standards. The FASB and IASB have been jointly collaborating on a series of projects to converge, improve and align the U.S. and international accounting standards as one global high quality standard. While there have been some delays in the convergence effort, we continue to monitor developments and consider the potential impacts. Future changes in accounting standards could adversely affect our reported operating results, profitability or financial condition.

Shares eligible for public sale may adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares in connection with our equity-based compensation plans or otherwise could adversely affect the market price of the subordinate voting shares.

        At February 14, 2014, we had 161.5 million subordinate voting shares and 18.9 million multiple voting shares outstanding. All of the subordinate voting shares are freely transferable without restriction or further registration under the U.S. Securities Act, except for shares held by our affiliates (as defined in the U.S. Securities Act). Shares held by our affiliates include all of the multiple voting shares and 0.5 million subordinate voting shares held directly or indirectly by Onex. An affiliate may not sell shares in the United States unless the sale is registered under the U.S. Securities Act or an exemption from registration is available. Rule 144 of the U.S. Securities Act permits our affiliates to sell our shares in the United States subject to volume limitations and requirements relating to manner of sale, notice of sale and availability of current public information with respect to us.

        In addition, as of February 14, 2014, there were 18.5 million subordinate voting shares reserved for issuance from treasury under our employee equity-based compensation plans and for director compensation, including 4.8 million subordinate voting shares underlying stock options (whether vested or unvested), 1.2 million subordinate voting shares underlying restricted share units (all unvested), and up to 2.6 million subordinate voting shares underlying performance share units (all unvested). Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). As a result, a substantial number of our subordinate voting shares will be eligible for sale in the public market at various times in the future. The issuances and/or sale of such shares would dilute the holdings of our shareholders and could adversely affect the market price of the subordinate voting shares.

The market price of our stock may be volatile.

        The stock market in recent years has experienced significant price and volume fluctuations that have affected the market price of our stock. These fluctuations have often been unrelated to the operating performance of our company. Factors such as changes in our operating results, announcements by our customers, competitors or other events affecting companies in the electronics industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our subordinate voting shares to decline.

A U.S. government shutdown could impact our results of operations.

        Approximately one-third of our cash equivalents are invested in money market funds that primarily hold U.S. government securities. As a result, a U.S. government shutdown and/or U.S. government debt ceiling impasse could result in a default by the U.S. government on such securities, which could have a material adverse effect on our results of operations and financial condition. In addition, such events could result in a U.S. credit rating downgrade, significant U.S. and global economic and financial market dislocations, interest rate and foreign exchange rate impacts and other potential unforeseen consequences that could have a material adverse effect on our results of operations and financial condition.

We cannot assure our shareholders that our NCIB will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our stock.

        Under our current NCIB (approved in August 2013), we are authorized to repurchase our subordinate voting shares at times and prices we consider appropriate depending upon prevailing market conditions and other corporate considerations, up to an aggregate of approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our then-total subordinate voting shares and multiple voting shares). The timing and actual number of shares repurchased depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause our subordinate voting share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our subordinate voting shares.

Item 4.    Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada on September 27, 1996. Our legal and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario). Our principal executive offices are located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7 and our telephone number is (416) 448-5800. Our website is www.celestica.com. Information on our website is not incorporated by reference in this Annual Report.

        Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex.

        Certain information concerning our acquisition activities, our capital (including property, plant and equipment) expenditures, and financing activities, currently in progress and in the last three fiscal years, is set forth in notes 3, 7, 8, 11, 12, 21 and 24 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations".

        Certain information concerning our divestiture activities, including our restructurings, currently in progress and in the last three fiscal years, is set forth in notes 6 and 15 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations".

B.    Business Overview

General

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

        Our global headquarters is located in Toronto, Canada. We operate facilities around the world with specialized supply chain management, including high-mix/low-volume manufacturing capabilities, to meet the specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market.

        We offer a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 65% of revenue in 2013 and our largest customer represented 13% of total revenue. In 2013, our revenue by end market was as follows: Communications (42% of revenue); Consumer (6% of revenue); Diversified (25% of revenue); Servers (13% of revenue); and Storage (14% of revenue). The products and services we provide serve a wide variety of applications, including servers; networking, wireless and telecommunications equipment; storage devices; optical equipment; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; peripherals; semiconductor equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

        We continue to invest to increase the value we deliver to our customers, through investments in people, service offerings, new capabilities, technology and IT systems, software and tools. We intend to continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in EMS operational excellence.

        Our current priorities include: (i) profitable growth in our targeted business areas; (ii) continuous improvement in our financial results, including revenue growth, operating margins, returns on invested capital (ROIC), and free cash flow; (iii) developing and building long-term profitable relationships with leading customers in our strategic target markets; and (iv) increasing and strengthening our capabilities in design, engineering, process technologies, software tools and various service offerings to expand beyond our traditional areas of electronics manufacturing services. We believe that continued investments in these areas support our long-term strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our enterprise computing, communications and diversified end markets. Note that operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" in Item 5 — Operating and Financial Review and Prospects for a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

Electronics Manufacturing Services Industry

Overview

        Leading EMS companies manage global networks that are capable of delivering customized supply chain solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering services, manufacturing, assembly, test, and systems integration, fulfillment and after-market services. OEMs, service providers and other companies use these services to enhance their competitive positions. Outsourcing manufacturing and related services helps enable companies to overcome their business challenges related to cost, asset utilization, quality, time-to-market, demand volatility, and rapidly changing technologies.

        We believe outsourcing by OEMs and other companies will continue across a number of industries as a means to:

        Reduce Operating Costs and Invested Capital.    OEMs are under continued pressure to reduce total product lifecycle costs, and property, plant and equipment expenditures. The manufacturing process of electronics products has become increasingly automated, which requires greater levels of investment in property, plant and equipment. EMS companies enable OEMs to gain access to a global network of manufacturing facilities with supply chain management expertise, advanced engineering capabilities, flexible capacity and economies of scale. By working with EMS companies, OEMs can reduce their overall product lifecycle and operating costs, working capital and property, plant and equipment investment requirements, and improve their financial performance.

        Focus Resources on Core Competencies.    Our customers operate in a highly competitive environment characterized by rapid technological change and shortening product lifecycles. In this environment, many customers prioritize their resources on their core competencies of product development, sales, marketing and customer service, by outsourcing design, engineering, manufacturing, supply chain and other product support requirements to their EMS partners.

        Improve Time-to-Market.    Electronic products experience short lifecycles, requiring OEMs to continually reduce the time and cost of bringing products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers, including capabilities relating to design and engineering services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.

        Utilize EMS Companies' Procurement, Inventory Management and Logistics Expertise.    We believe that successful manufacturing of electronic products requires significant resources to deal with the complexities in planning, procurement and inventory management, frequent design changes, short product lifecycles and product demand fluctuations. OEMs can address these complexities by outsourcing to those EMS providers that (i) possess sophisticated IT systems and global supply chain management capabilities and (ii) can leverage significant component procurement advantages to lower product costs.

        Access Leading Engineering Capabilities and Technologies.    Electronic products and the electronics manufacturing technology needed to support them are complex and require significant investment. As a result, some OEMs rely on EMS companies to provide design services, engineering services, supply chain management, and manufacturing and technological expertise. Through their design and engineering services, and through the knowledge gained from manufacturing and repairing products, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as assist with improvements in the performance, cost and time required to bring products to market. In addition, OEMs can gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    Some of our customers provide products or services to a global customer base. EMS companies with global infrastructure and support capabilities can provide customers with efficient global manufacturing solutions, distribution capabilities and after-market services.

        Access to Broadening Service Offerings.    EMS providers strive to expand their offerings to include services such as design, fulfillment and after-market services, including repair and recycling, in order to enable OEMs to benefit from outsourcing more of their cost of goods sold.

Celestica's Focus

        We are focused on building solid partnerships and delivering innovative supply chain solutions to our customers. To achieve this, we collaborate with our customers to implement solutions to identify and meet current and future requirements. We strive to exceed our customers' expectations by offering a range of services designed to deliver lower costs, increased flexibility and predictability, improved quality and more responsive service to their customers. We also investigate ways to invest in our customers' future by becoming knowledgeable about their businesses, to better position us to develop solutions to meet their needs. We constantly seek to advance our technical capabilities to help our customers achieve a competitive advantage. We will continue to focus on our pursuit of the following, intended to strengthen our competitive position and enhance customer satisfaction and shareholder value:

        Increase Penetration of Target End Markets.    We strive to establish a diverse customer base across several industries. We believe our expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across various markets. Our goal is to grow across our targeted end markets, with particular emphasis on growing our diversified end market, which is comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other end markets. Revenue from our diversified end market has increased from 14% of total revenue in 2011 to 25% of total revenue in 2013, representing a 42% growth in revenue dollars over the same period.

        Our revenue by end market as a percentage of total revenue is as follows:

	2011	2012	2013
Communications	35%	35%	42%
Consumer	25%	18%	6%
Diversified	14%	20%	25%
Servers	15%	15%	13%
Storage	11%	12%	14%

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our target markets and (iii) enhance the scope of our capabilities and service offerings. As an example, in 2012 we acquired D&H Manufacturing Company ("D&H"), a manufacturer of precision machined components and assemblies, primarily for the semiconductor capital equipment market.

        Continuously Improve Financial Performance.    We will continue to focus on (i) managing the mix of business, service offerings and volume of business to improve our overall margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iii) improving operating efficiencies to reduce costs and improve margins, (iv) completing any restructuring actions undertaken to reduce costs and improve margins, and (v) maximizing free cash flow.

        Develop and Grow Profitable Relationships with Leading Customers.    We continue to seek to build profitable, strategic relationships with targeted industry leaders that we believe can benefit from our services and solutions. We strive to conduct ourselves as an extension of our customers' organizations, in our efforts to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong relationships with a diverse mix of leading OEMs and service providers across several of our targeted markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually look to expand the services we offer to our customers, which currently include prototyping, design and development, engineering, supply chain services, systems assembly, logistics, fulfillment and after-market services. Our 2012 acquisition of D&H was intended to strengthen our offerings in precision machining to semiconductor capital equipment customers.

        Continue to Invest in Developing New Technology, Quality Products and Supply Chain Solutions and Services.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, and allows us to produce a variety of electronic products ranging from high-volume consumer electronics to highly complex technology infrastructure products. We believe our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and collaborative processes associated with our expertise in supply chain management generally have enabled us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We collaborate with our suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

Celestica's Business

Innovative Supply Chain Solutions and Services

        We are a global provider of innovative supply chain solutions. We offer a range of services including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. We leverage our global centers of excellence, information technology and supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain solutions to our customers provides them with a competitive lead time, and advantages in quality, flexibility and total cost of ownership.

Quality and Lean Six Sigma Culture

        We believe one of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal facilities are ISO 9001 and ISO 14001 certified, and have other required industry-specific certifications.

        In addition to these standards, we continue to deploy Lean and Six Sigma initiatives (processes intended to improve product consistency, and reduce defects and waste) throughout our operations network. Implementing Lean initiatives throughout the manufacturing process helps improve efficiency, shorten cycle times and reduce waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. Six Sigma is intended to ensure continuous improvement by reducing process variation. We also apply the knowledge we gain in our after-market services to help improve the quality and reliability of next-generation products for our customers. Success in these areas helps our customers lower their costs, positioning them more competitively in their respective markets.

Design and Engineering Services

        Our global design services and solutions architects are focused on opportunities that span the entire product lifecycle. Supported by a disciplined approach to program management, we strive to provide flexible design solutions and expertise to help customers optimize their development to reduce overall product costs, improve time-to-market and introduce competitively differentiated products. For customer-owned designs, we use design analysis capabilities to minimize design revisions, shorten time-to-market and provide improved manufacturing yields for our customers. Our Joint Design and Manufacturing offering is focused on developing design solutions in collaboration with customers as well as managing aspects of the supply chain and manufacturing. We continue to invest in leading-edge product roadmaps and design capabilities aligned with market standards and emerging technologies. Our goal is to deliver customized solutions to customers in the storage, servers and communications markets, allowing them to reach their markets faster, while reducing design costs and building valuable IP for their product portfolios. Through our collective experience with common technologies across multiple industries and product groups, we believe we can provide quality and cost-focused solutions for a wide range of our customers' design needs.

        As trusted design partners to some of our core customers, our teams collaborate with our customers' product designers in the early stages of product development, using advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design for manufacturing. Collaborative links and databases between the customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        Celestica's engineering services team works as the extension of our customers' teams throughout the product life cycle. We believe our engineering expertise and experience in design review, product test solutions, assembly technology, quality and reliability enables us to deliver services and directly address the challenges facing our customers today, accelerating speed-to-market of new products, reducing total product cost and delivering high-quality products. We complement our resources and expertise with ties to key industry associations and engineering firms to help us stay apprised of advances in technical knowledge.

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

        We strive to provide our customers with lower total cost of ownership, by producing, delivering and supporting their products so that we can exceed their expectations for time-to-market and quality. We also strive to align our preferred suppliers in close proximity to our centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market. We believe we deliver a differentiated supply chain offering.

        Through our global supply chain management processes and integrated information technology tools, we strive to provide our customers with enhanced visibility to balance their global demand and supply requirements, including inventory and order management.

Manufacturing Services

Printed Circuit Board Assembly

        Printed circuit board assembly includes the attachment of electronic components, such as capacitors, microprocessors, resistors and memory modules, to printed circuit boards. Our global network of engineers helps us to provide our customers with full printed circuit board ("PCB") assembly technology capabilities. These capabilities include design for manufacturing, PCB layout, packaging, assembly, lead-free soldering, test development and data analytics for complex flexible and rigid-flex circuits and hybrid PCBs.

Complex Mechanical Assembly

        We provide systems integration and precision machined components to our semiconductor capital equipment customers. Complex mechanical systems integration consists of multiple interconnected subsystems that interact with various materials, e.g., fluids, solids, particles and rigid bodies. Such systems are often used in advanced manufacturing applications such as semiconductor manufacturing and processes equipment, medical applications using robotics, and other applications such as cash handling machines where very exact standards are required.

Precision Machining

        We utilize specialized computer controlled machines to manufacture components to high quality and very tight tolerance requirements. Such components are often used in similar applications as noted above for complex mechanical assembly.

Systems Assembly and Test

        We use sophisticated technologies in the assembly and testing of our products. We continue to make investments in the development of new assembly and test process techniques intended to enhance product quality, reduce cost and improve delivery time to customers. We work independently and also collaborate with customers and suppliers to develop assembly and test technologies. Systems assembly and testing require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining and testing a wide range of subassemblies and components before shipping to their final destination. Increasingly, customers require custom build-to-order system solutions with very short lead times and we are focused on using our advanced supply chain management capabilities to respond to our customers' needs.

Quality and Product Assurance

        We provide complete product reliability testing, inspection and qualification capabilities to support our customers' full product lifecycle requirements. Our quality and product assurance teams perform product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. We are capable of testing to various industry standards, and we work closely with our customers to execute unique test protocols. We believe that this service allows our customers to assess certification risks early in the product development cycle, reducing cost and time-to-market.

Failure Analysis and After-Market Services

        Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. The root causes of failures typically relate to inherent component defects and/or deficiencies in design specifications. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and contamination. Field conditions are simulated in failure analysis laboratories which employ electron microscopes, spectrometers and other advanced equipment. Our qualified engineers work proactively in partnership with suppliers and customers to discover any product failures before products are shipped, and to develop and implement resolutions if required.

        We seek to provide value to our customers through our after-market services offerings which include repair, fulfillment, reverse logistics, reclamation and returns processing and prevention. Our fulfillment offering includes the design and management of integrated supply chain and materials management for light manufacturing and final assembly. Our reverse logistics offering includes the design and management of transportation networks, warehousing and distribution of product, asset recovery services, and transportation and supply chain event monitoring. The returns processing and prevention offering provides our customers with product screening and testing and product design and process analysis. We offer these services individually or integrated through a 'Control Tower' model which combines our resources, systems and processes with those of our partner organizations to provide the customer with an increased level of visibility and analytics throughout the entire after-market value stream.

Geographies

        For 2013, approximately two-thirds (2012 and 2011 — one-half) of our revenue was produced in Asia and over one-fifth (2012 and 2011 — one-third) of our revenue was produced in North America. Revenue produced in Canada represented 7% of revenue in 2013 (2012 and 2011 — 8%). Our property, plant and equipment in Canada represented 11% of our property, plant and equipment at December 31, 2013 (December 31, 2012 — 12%; December 31, 2011 — 13%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment". Certain geographic information for countries exceeding 10% of our external revenue or property, plant and equipment, intangible assets and goodwill is set forth in note 24 to the Consolidated Financial Statements in Item 18. All other countries individually represented less than 10% in each such category.

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

Customer Experience and Relationship Management

        As stated above, we supply products and services to over 100 customers. We target industry leading customers in our strategic markets. Our customers include Alcatel-Lucent, Applied Materials, Inc., Cisco Systems, Inc., EMC Corporation, Hewlett-Packard Company, Hitachi Global Storage Technologies, Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, and Oracle Corporation. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions.

        During 2013, two customers individually represented more than 10% of total revenue (2012 and 2011 — two customers). Our top 10 customers represented 65%, 67%, and 71%, respectively, of total revenue for 2013, 2012 and 2011.

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

        We believe that our customer-focused factories are highly flexible and are reconfigured as needed to meet customer-specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly, configuration and test processes. We work with a variety of substrates based on the products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer printed circuit boards as well as a broad array of advanced component and attachment technologies employed in our customers' products, and our own product designs. Increasing demand for full-system assembly solutions continues to drive technical advancement in complex mechanical assembly and configuration. We also develop and manufacture sub-components, such as optical modules and complex machined parts, intended to drive targeted technical advancements to support these opportunities.

        Our automated electronics assembly lines are continuously refreshed with the latest generation technology, with a focus on flexible lines with quick changeover, large board capability, and small component capability. Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. Our inspection technology includes X-ray laminography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy. We work directly with the leaders in the equipment industry to optimize their products and solutions or to jointly design solutions to better meet our needs and the needs of our customers. We apply automation solutions for higher volume products, where possible, to help lower product costs.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development and technology building blocks that can be used by customers in the development of their products or to accelerate their products time-to-market. Our Joint Design and Manufacturing strategy is focused on developing these design solutions and subsequently managing the other aspects of the supply chain, including manufacturing. We focus our solutions in developing current and next generation storage, server and communications products, in particular, elements of data centers, an area we believe will grow in the future. We work directly with our customers to understand their product roadmaps and to develop the technology solutions to optimally meet their future needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs and we have worked with, and taken a leadership role in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these development areas.

Supply Chain Management

        We share data electronically with our key suppliers and ensure speed of supply through strong relationships with our component suppliers and logistics partners. We view the size and scale of our procurement activities, including our IT systems, as an important competitive advantage, as they enhance our ability to obtain better pricing, influence component packaging and designs, and obtain a supply of components in constrained markets. We procure substantially all of our materials and components on behalf of our customers pursuant to individual purchase orders that are short-term in nature.

        Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. In general, prices for our raw materials have been relatively stable, and we believe that such prices will remain relatively stable in the near term. See Item 3(D) — Key Information — Risk Factors for a discussion of various risks attendant to our foreign operations.

        We strive to align our preferred suppliers in close proximity to our centers of excellence to increase the speed and flexibility of our supply chain and to deliver the shortest overall product lead times.

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

        All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. See Item 3(D) Key Information — Risk Factors, "Our results can be negatively affected by the availability and cost of components".

Intellectual Property

        We hold licenses to various technologies which we have acquired in connection with acquisitions. In addition, we believe that we have secured access to all required technology that is material to the current conduct of our business.

        We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We rely largely upon a combination of trade secret laws, non-disclosure agreements with our customers, suppliers, employees and other parties, and upon our internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes. Although we take steps to protect our trade secrets, there can be no assurance that misappropriation will not occur. See Item 3(D) Key Information — Risk Factors, "We may not adequately protect our intellectual property or the intellectual property of others".

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

        We also face indirect competition from current and prospective customers who evaluate our capabilities and commercial models against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors have greater scale and a broader range of services than we offer. We believe our competitive advantage in our targeted markets is our track record in manufacturing technology, quality, complexity, responsiveness and cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products and services on time and compete favorably on price. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise. See Item 3(D) Key Information — Risk Factors — "We operate in an industry comprised of numerous competitors and aggressive pricing dynamics".

Environmental Matters

        We are subject to various federal/national, state/provincial, local and supra-national laws and regulations, including environmental measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, and health and safety measures related to practices and procedures applicable to the construction and operation of our plants. We have management systems in place designed to maintain compliance with such laws and regulations.

        Our past operations and historical operations of others may have resulted in soil and groundwater contamination on our sites. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. Generally, Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis) were obtained for most of our manufacturing facilities at the time of acquisition or leasing. Where contamination is suspected at sites being acquired, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions and intend to perform Phase II assessments where appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites. See Item 3(D) Key Information — Risk Factors, "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance".

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

Seasonality

        Seasonality is reflected in the mix and complexity of the products we manufacture from quarter-to-quarter. In the past, we have experienced some level of seasonality, typically in our storage, servers, and consumer end markets. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses, and limited visibility in technology end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Controlling Shareholder Interest

        Onex is our controlling shareholder with a 75% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Such matters include electing our board of directors and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. For further details, refer to footnote 2 in Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders".

Government Regulation

        Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income taxes, increased levels and scrutiny of tax audits globally and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance", "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance," "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance," and "A U.S. government shutdown could impact our results of operations" in Item 3(D) "Key Information — Risk Factors".

Sustainability

        Our belief in strong corporate citizenship is manifested in policies and principles focused across five key focus areas: energy and water, materials stewardship, sustainable solutions, our employees, and community giving.

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

        We publish a Sustainability Report and a Business Conduct Governance Policy, both of which are available on our corporate website at www.celestica.com. These documents outline our sustainability strategy, our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2014 and beyond.

Financial Information Regarding Geographic Areas

        Details of our financial information regarding geographic areas are disclosed in note 24 to the Consolidated Financial Statements in Item 18, Item 4(B) "Information on the Company — Business Overview — Geographies", and Item 4(D) "Information on the Company — Property, Plants and Equipment". Risks associated with the foreign operations are disclosed in Item 3(D) "Key Information — Risk Factors".

  C.    Organizational Structure

        Onex, a Canadian corporation, is the Corporation's controlling shareholder with a 75% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.9 million (or 100%) of the Corporation's multiple voting shares). Mr. Schwartz, a director of Celestica, is the Chairman of the Board,

President and Chief Executive Officer of Onex, and owns, directly or indirectly, multiple voting shares of Onex carrying the right to elect a majority of the Onex Board of Directors (see footnotes 2 and 3 to Item 7A below). Celestica conducts its business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries of Celestica, and each of them is wholly owned by Celestica:

        Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation;

        Celestica Cayman Holdings 9 Limited, a Cayman Islands corporation;

        Celestica (Dongguan-SSL) Technology Limited, a China corporation;

        Celestica Electronics (S) Pte Ltd, a Singapore corporation;

        Celestica (Gibraltar) Limited, a Gibraltar corporation;

        Celestica Holdings Pte Limited, a Singapore corporation;

        Celestica Hong Kong Limited, a Hong Kong corporation;

        Celestica LLC, a Delaware, U.S. limited liability company;

        Celestica Liquidity Management Hungary Limited Liability Company, a Hungary corporation;

        Celestica (Luxembourg) S.À.R.L., a Luxembourg corporation;

        Celestica (Thailand) Limited, a Thailand corporation;

        Celestica (USA) Inc., a Delaware, U.S. corporation;

        Celestica (US Holdings) LLC, a Delaware, U.S. limited liability company;

        1681714 Ontario Inc., an Ontario, Canada corporation;

  1755630 Ontario Inc., an Ontario, Canada corporation; and

        3250297 Nova Scotia Company (formerly 1282087 Ontario Inc.), a Nova Scotia, Canada company.

  D.    Property, Plants and Equipment

        The following table summarizes our principal facilities as of February 14, 2014. Our facilities are used to provide manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, complex mechanical assembly, precision machining and other related manufacturing and customer support activities, including warehousing, distribution, fulfillment and after-market services.

Major locations	Square Footage	Owned/Leased
	(in thousands)
Canada	888	Owned
California(1)	478	Leased
Oregon	188	Leased
Texas	51	Leased
Mexico(1)	255	Leased
Ireland(1)	241	Leased
Spain	100	Owned
Romania	186	Owned
China(1)	1,054	Owned/Leased
Malaysia(1)	1,549	Owned/Leased
Thailand(1)	1,085	Leased
Singapore(1)	260	Leased
Japan	274	Owned

(1)
This represents multiple locations.

        Our principal executive office is located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7. Our principal facilities are certified to ISO 9001 and ISO 14001 standards, as well as to other industry-specific certifications.

        Our land and facility leases expire between 2014 and 2060. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on commercially reasonable terms.

        Also see "Environmental Matters" in Item 4(B) above.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with the 2013 consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 14, 2014 unless we indicate otherwise.

        Certain statements contained in this MD&A constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, and section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation: statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the expected impact of our pension obligations, and the number of subordinate voting shares and price thereof we repurchase under our normal course issuer bid (NCIB). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

        Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers' ability to compete and succeed in the marketplace with the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain economic conditions; responding to rapid changes in demand and changes in our customers' outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; managing our global operations and supply chain; increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits; completing any restructuring actions and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; and compliance with applicable laws, regulations and social responsibility initiatives. These and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our Annual Report on Form 20-F, and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

        Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers' products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters including the extent, timing and costs of replacing revenue from lost programs or customer disengagements; technological developments; overall demand improvement in the semiconductor industry, and revenue growth and improved profitability in our semiconductor business; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

        Our global headquarters is located in Toronto, Canada. We operate facilities around the world with specialized supply chain management, including high-mix/low-volume manufacturing capabilities, to meet the specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market.

        We offer a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 65% of revenue in 2013 (2012 — 67%).

        The products and services we provide serve a wide variety of applications, including: servers; networking, wireless and telecommunications equipment; storage devices; optical equipment; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; peripherals; semiconductor equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

        We continue to invest to increase the value we deliver to our customers, through investments in people, service offerings, new capabilities, technology and IT systems, software and tools. We intend to continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in EMS operational excellence.

        Our current priorities include (i) profitable growth in our targeted business areas, (ii) continuous improvement in our financial results, including revenue growth, operating margins, return on invested capital (ROIC), and free cash flow, (iii) developing and building long-term profitable relationships with leading customers in our strategic target markets and (iv) increasing and strengthening our capabilities in design, engineering, process technologies, software tools and various service offerings to expand beyond our traditional areas of electronics manufacturing services. We believe that continued investments in these areas supporting our long-term strategy will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our enterprise computing, communications and diversified end markets.

        Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" below for a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

        Our financial results vary from period to period and are impacted by such factors as the changing demand for our customers' products in various end markets, our revenue mix, changes in our customers' supply chain strategies, the size and timing of customer program wins by end markets, the costs, terms and timing of ramping new business, program losses or customer disengagements, and the margins achieved and capital deployed for the services we provide to customers, among other factors discussed below.

Overview of business environment:

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, revenue is volatile on a quarterly basis, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our margins. The number and location of qualified people, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margin and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

        EMS companies service a variety of customers and end markets. Demand visibility is limited, making revenue from customers and by end markets difficult to predict. Short product life cycles inherent in technology markets, short production lead times expected by our customers, rapid shifts in technology, model obsolescence, commoditization of certain of our products, shifting patterns of demand, such as trends in enterprise infrastructure and virtualization, and general volatility in the economy are contributing factors. While there may be some indications of improvement, the global economy and financial markets continue to be uncertain and may continue to negatively impact end market demand and the operations of EMS providers, including

Celestica. Continued uncertainty surrounding the extent and timing of the global economic recovery may impact future demand for our products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to address changes as they occur.

        External factors that could impact the EMS industry and our business include natural disasters, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and our logistics partners operate. These types of local events could disrupt operations at one or more of our facilities or those of our customers, component suppliers or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our facilities and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage.

        Our business is also affected by customers who sometimes shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, or their preference or need to consolidate their supply chain capacity or the number of supply chain partners. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better balance their supply continuity risk. As we respond to the impact of these customer decisions, these changes may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

        The overall demand environment continues to be volatile across our end markets. Our revenue and margins will continue to be impacted by overall end market demand, the timing, extent and pricing of new or follow-on business, including the costs, terms and timing of ramping new business, and program losses or customer disengagements. Despite the challenging demand environment, we remain committed to making the appropriate investments we believe are required to support our long-term objectives and create shareholder value. Simultaneously, we intend to continue to manage costs and resources to maximize productivity. The costs of these investments and ramping activities may be significant and could negatively impact our margins in the short and medium term. However, we achieved continued improvements in margin performance throughout 2013, primarily due to a favorable program mix and our continued focus on cost containment.

        We completed the acquisitions of the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks acquisition) in 2011 and D&H Manufacturing Company (D&H acquisition) in 2012 in support of our efforts to expand our offerings in our diversified end market. We believe that these acquisitions have established and enhanced our presence in the semiconductor capital equipment market. The semiconductor market is highly cyclical due to changes in customer requirements for new manufacturing capacity and technology transitions, and is also impacted by general economic conditions. Our semiconductor business has been negatively impacted by the overall downturn in the semiconductor industry in recent years and the cost of investments we have made, and has performed below our expectations. However, we remain focused on expanding our presence in this market and may commit further investment and resources in order to capitalize on perceived market potential and outsourcing opportunities, in part, based on anticipated overall demand improvement in the semiconductor industry (see further discussions below). We will continue our efforts to strengthen our existing relationships and develop new business opportunities with the leading customers in this market. Although there are indications of demand improvements, our margins have been, and may in the short and medium term continue to be, negatively impacted by this downturn, the cost of our investments, and may also be negatively impacted by the costs, terms and timing of ramping any new business. Any further growth in our presence in the semiconductor industry may lead to increased volatility in our profitability and may adversely impact our financial position and cash flows.

Summary of 2013

        Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2013 and the financial performance, comprehensive income and cash flows for the year ended December 31, 2013. See "Critical Accounting Policies and Estimates" below.

        The following table shows certain key operating results and financial information for the years indicated (in millions, except per share amounts):

	Year ended December 31
	2011(i)	2012	2013
Revenue	$7,213.0	$6,507.2	$5,796.1
Gross profit	488.6	438.4	389.5
Selling, general and administrative expenses (SG&A)	253.4	237.0	222.3
Other charges	6.5	59.5	4.0
Net earnings	$192.3	$117.7	$118.0
Diluted earnings per share	$0.88	$0.56	$0.64

(i)
Effective January 1, 2013, we adopted the amendments to IAS19 (Employee Benefits), which required a retroactive restatement of prior periods. Our gross profit and net earnings for 2011 decreased by $2.8 million, and the impact on 2012 was not significant. See notes 2(x) and 18 to our consolidated financial statements.

	December 31 2011	December 31 2012	December 31 2013
Cash and cash equivalents	$658.9	$550.5	$544.3
Total assets	2,969.6	2,658.8	2,638.9

        Revenue of $5.8 billion for 2013 decreased 11% from $6.5 billion for 2012, primarily due to our disengagement from BlackBerry Limited (BlackBerry), formerly known as Research In Motion Limited, in 2012. After excluding revenue from BlackBerry, our revenue for 2013 increased 1% compared to 2012. Compared to 2012, revenue dollars from our consumer end market decreased 68% due to our disengagement from BlackBerry, and revenue dollars from our server end market decreased 27% primarily due to the insourcing of a server program by one of our customers and overall weaker demand. These decreases were offset in part by an 11% increase in revenue from our diversified end market, an 8% increase in revenue from our communications end market, and a 1% increase in revenue from our storage end market. The revenue increase in our diversified end market was primarily due to new program wins and our D&H acquisition. This acquisition contributed approximately one-third of the revenue increase in our diversified end market compared to 2012, with the balance driven primarily by revenue growth across our industrial and aerospace and defense businesses. The revenue increase in our communications end market was primarily driven by new program wins and, to a lesser extent, stronger customer demand compared to 2012. The modest revenue increase in our storage end market from 2012 was primarily due to new program wins, offset by weaker demand from one customer. Communications and diversified continued to be our largest end markets for 2013, representing 42% and 25%, respectively, of total revenue.

        Gross profit decreased 11% to $389.5 million for 2013 from $438.4 million for 2012, in line with the revenue decrease in 2013. Gross profit as a percentage of total revenue (gross margin) for 2013 of 6.7% was flat compared to 2012 despite the 11% revenue decrease due to improved program mix and our continued focus on cost containment in 2013. SG&A for 2013 decreased 6% to $222.3 million from $237.0 million for 2012, primarily due to our overall spending reductions, offset in part by higher variable compensation expenses in 2013. During 2013, we recorded lower restructuring charges, a $24.0 million recovery in connection with the settlement of certain class action lawsuits in which we were a plaintiff (see "Other charges" below), no impairment charges, and lower income tax recoveries compared to 2012. Net earnings for 2013 of $118.0 million were relatively flat compared to $117.7 million for 2012.

        Due to our disengagement from BlackBerry in 2012 and in response to the challenging demand environment, we announced in 2012 restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. These restructuring actions are now complete.

Compared to our previously announced range of $55 million to $65 million, we recorded aggregate restructuring charges of $72.0 million, comprised of $44.0 million in 2012 and $28.0 million in 2013. We exceeded our estimate as we decided to take additional restructuring actions in the fourth quarter of 2013 to further streamline and simplify our business and global operating network in response to the continuing challenging market environment. The restructuring charges we recorded in 2013 were primarily cash charges related to employee termination costs throughout our global network.

        We believe that our balance sheet remains strong. Our cash and cash equivalents at December 31, 2013 were $544.3 million (December 31, 2012 — $550.5 million). At December 31, 2013, there were no amounts outstanding (December 31, 2012 — $55.0 million outstanding) under our revolving credit facility and we had sold $50.0 million of accounts receivable (A/R) under our A/R sales facility as of December 31, 2013 (December 31, 2012 — $50.0 million of A/R sold).

        On August 2, 2013, we received approval from the TSX to launch a new NCIB (our prior NCIB expired on February 8, 2013). Under our current NCIB, we may repurchase in the open market, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under the NCIB, up to approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our total subordinate voting shares and multiple voting shares), subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans. In December 2013, we entered into an Automatic Share Purchase Plan (ASPP) (our previous ASPP expired in October 2013) with a broker that allows the broker to purchase, on our behalf, up to approximately 1.3 million of our subordinate voting shares (for cancellation under the NCIB) at any time through February 2, 2014, including during any applicable trading blackout periods. During 2013, we paid $43.6 million, including transaction fees, to repurchase for cancellation under the NCIB 4.1 million subordinate voting shares at a weighted average price of $10.70 per share. At December 31, 2013, we recorded a liability of $9.8 million, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the December 2013 ASPP.

        In February 2014, we received approval from the TSX to amend our NCIB in order to permit the repurchase of our subordinate voting shares under one or more program share repurchases (each a PSR) during the term of the NCIB. On February 12, 2014, we entered into a PSR with a broker and prepaid approximately $27 million to the broker for the right to receive a variable number of our subordinate voting shares upon program completion. Under the PSR, the price and the number of subordinate voting shares to be repurchased by us will be determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under the PSR will be cancelled under our current NCIB.

Summary of 2012

        In June 2012, we announced the wind down of our manufacturing services for BlackBerry. We completed our manufacturing services for BlackBerry and the related transition activities in 2012. BlackBerry represented 12% of revenue in 2012, down from 19% in 2011 and 20% in 2010.

        As discussed above, we announced in 2012 restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. In connection with these restructuring actions, we recorded $44.0 million of restructuring charges in 2012. In 2012, we recorded cash restructuring charges of $27.8 million, primarily related to employee termination costs throughout our global network, including for our BlackBerry operations, and we recorded non-cash restructuring charges of $16.2 million, primarily to write down to recoverable amounts the BlackBerry-related equipment that was no longer in use in Mexico, Romania and Malaysia. We recorded restructuring charges of $14.5 million in 2011 related to a previous restructuring program.

        Revenue of $6.5 billion for 2012 decreased 10% from $7.2 billion for 2011; approximately 90% of this decrease was due to our disengagement from BlackBerry. After excluding revenue from BlackBerry for both years, our revenue for 2012 decreased 1% compared to 2011. Compared to 2011, revenue dollars from our consumer end market decreased 37% primarily due to our disengagement from BlackBerry, and revenue dollars from our communications and servers end markets decreased 10% and 6%, respectively, due to overall demand weakness. These decreases were offset in part by increases in our diversified end market, which increased 27%, or $285 million, compared to 2011, primarily driven by new program wins and acquisitions. Revenue from our acquisitions contributed approximately one-half of the revenue increase in this end market year-over-year. Revenue dollars from our storage end market in 2012 were flat compared to 2011. Communications and diversified were our largest end markets for 2012, representing 35% and 20%, respectively, of total revenue.

        Gross profit decreased 10% to $438.4 million (6.7% of total revenue) for 2012 from $488.6 million (6.8% of total revenue) for 2011, in line with the revenue decrease in 2012. SG&A for 2012 decreased 6% to $237.0 million (3.6% of total revenue) from $253.4 million (3.5% of total revenue) for 2011, reflecting lower variable compensation expenses and overall cost savings. The change in gross margin and SG&A as a percentage of total revenue in 2012 was primarily driven by lower revenue levels in 2012. Net earnings for 2012 of $117.7 million were $74.6 million lower than for 2011, primarily due to overall lower sales volumes, higher restructuring charges, and $17.7 million of impairment charges, offset in part by higher income tax recoveries in 2012 compared to 2011.

        In September 2012, we completed the acquisition of D&H, a manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world's leading semiconductor capital equipment manufacturers. We financed the purchase price of $71.0 million, net of cash acquired, from cash on hand. This acquisition did not have a significant impact on our consolidated results of operations for 2012.

        During the fourth quarter of 2012, we launched and successfully completed a substantial issuer bid (SIB) and paid $175 million to repurchase for cancellation 22.4 million subordinate voting shares at a price of $7.80 per share. We funded the share repurchases using a combination of cash on hand ($120 million) and cash from our revolving credit facility ($55 million). During 2012, we also paid $113.8 million to repurchase for cancellation 13.3 million subordinate voting shares at a weighted average price of $8.52 per share under our prior NCIB that expired in February 2013. During 2012, we returned over $280 million to our shareholders through share repurchases under our SIB and NCIB.

Other performance indicators:

        In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Cash cycle days:
Days in A/R	42	41	46	45	46	42	41	42
Days in inventory	52	50	53	51	54	53	57	58
Days in A/P	(59)	(57)	(60)	(57)	(60)	(58)	(58)	(56)

Cash cycle days	35	34	39	39	40	37	40	44
Inventory turns	7.0x	7.3x	7.0x	7.2x	6.7x	6.9x	6.4x	6.3x

	2012				2013
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Amount of A/R sold (in millions)	$60.0	$45.0	$60.0	$50.0	$60.0	$50.0	$50.0	$50.0
Amount of customer deposits (in millions)	$99.0	$57.6	$30.0	$—	$—	$—	$—	$—

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

        Cash cycle days for the fourth quarter of 2013 increased by 5 days, to 44 days, compared to the same period in 2012 as a result of a 7-day increase in days in inventory, a 1-day decrease in days in A/P, offset by a 3-day decrease in days in A/R. The increase in the days in inventory for the fourth quarter of 2013 compared to the same period in 2012 was driven by increased inventory levels primarily related to the transition of customer programs and, to a lesser extent, the increased forecast variability we continue to experience with certain customers. The decrease in the days in A/P for the fourth quarter of 2013 compared to the same period in 2012 was primarily due to the timing of purchases and payments in the respective quarters. The decrease in the days in A/R for the fourth quarter of 2013 was primarily due to changes in our customer mix, in particular a decline in revenue from customers with longer payment terms compared to the same period in 2012.

        Compared to the third quarter of 2013, cash cycle days increased 4 days in the fourth quarter of 2013 as a result of a 1-day increase in inventory and A/R, and a 2-day decrease in A/P. The decrease in the days in A/P was primarily due to the timing of purchases and payments in the respective quarters.

        We believe the cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency. These are not measures of performance under IFRS, and may not be defined and calculated by other companies in the same manner. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

        Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See "Non-IFRS measures" below.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are consistent with those described in note 2 to our 2013 consolidated financial statements.

Key sources of estimation uncertainty and judgment:

        We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

        We have also applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges and recoveries associated with restructuring actions. In 2013, we did not identify any triggering event that would indicate the carrying amount of our CGUs may not be recoverable.

Inventory valuation:

        We procure inventory and manufacture based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work-in-progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products are less favorable than we had projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.

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

Goodwill, intangible assets and property, plant and equipment:

        We estimate the useful lives of intangible assets and property, plant and equipment based on the nature of the asset, historical experience, the projected period of future economic benefits to be provided by the assets, the terms of any related customer contract, and expected changes in technology. We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or a CGU for impairment. Absent triggering events during the year, we conduct our impairment assessment in the fourth quarter of each year to correspond with our planning cycle. Judgment is required in the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.

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

        The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. Our major assumptions include the timing and number of employees we will terminate, the measurement of termination costs, and the timing of disposition and estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize employee termination costs in the period the detailed plans are approved and when the employees are informed of their termination. For owned facilities and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the fair value less costs to sell for these assets. For leased facilities that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in future estimates.

Pension:

        We have pension and non-pension post-employment benefit costs and liabilities that are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the liability and expected plan investment performance, and expected healthcare costs. These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. The fair values of our pension assets were based on a measurement date of December 31, 2013. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. There can be no assurance that our pension plan assets will earn the assumed rate of return. Market driven changes may affect our discount rates and other variables which could cause actual results to differ from our estimates, and such differences may be material. Changes in assumptions could impact our pension plan valuations and our future pension expense and funding. See notes 2(n) and 18 to our consolidated financial statements.

Stock-based compensation:

        We recognize the grant date fair value of options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock in our consolidated balance sheet. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for equity-settled RSUs, for PSUs granted prior to 2011, and for 40% of the PSUs granted in 2013 is based on the market value of our subordinate voting shares at the time of grant. The cost we record for PSUs that vest based on a non-market performance condition is based on our estimate of the outcome of the performance conditions. We adjust the cost of PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of PSUs during the last year of the three-year term based on management's estimate of the achievement of the performance conditions. We amortize the cost of RSUs and PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee. We have also cash-settled certain awards which we account for as liabilities and re-measure them based on our share price at each reporting date and at the settlement date. We record the corresponding charge or recovery to compensation expense in our consolidated statement of operations.

        We determine the cost we record for all PSUs granted in 2011 and 2012, and 60% of our PSUs granted in 2013 using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return (TSR) relative to the TSR of a pre-defined electronics manufacturing services (EMS) competitor group. We do not adjust the grant date fair value regardless of the eventual number of awards that are earned based on the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions will not be satisfied.

        We grant deferred share units (DSU) to certain members of our Board of Directors as part of their compensation, which is comprised of an annual equity award, an annual retainer, and meeting fees. In the case of the annual equity award, which is granted in equal amounts each quarter, the number of DSUs we grant is determined by dividing the dollar value of the award by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. In the case of the annual retainer and meeting fees, the number of DSUs we grant is determined by dividing either 50% or 100% (depending on the election made by each director), of the dollar value of the retainer and fees earned in the quarter by the closing price of the subordinate voting shares on the NYSE on the last business day of the quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash after the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares, issued from treasury or purchased in the open market, or with cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or with cash. We record the cost of DSUs to compensation expense in the period the services are rendered.

Operating Results

        Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders will vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and the costs associated with, new program ramps; volumes and seasonality of business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between facilities; the loss of programs, customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of our acquisitions and the related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

        In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand amongst their EMS providers and/or may shift programs from one region to another region within an EMS provider's global network. Customers may also decide to insource production they had previously outsourced to utilize their excess internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business or program losses, as well as acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2011	2012	2013
Revenue	100.0%	100.0%	100.0%
Cost of sales	93.2	93.3	93.3

Gross profit	6.8	6.7	6.7
SG&A	3.5	3.6	3.8
Research and development costs	0.2	0.2	0.3
Amortization of intangible assets	0.2	0.2	0.2
Other charges	0.1	0.9	0.1
Finance costs	—	0.1	0.1

Earnings before income tax	2.8	1.7	2.2
Income tax expense (recovery)	0.1	(0.1)	0.2

Net earnings	2.7%	1.8%	2.0%

Revenue:

        Revenue of $5.8 billion for 2013 decreased 11% from $6.5 billion for 2012, primarily due to our disengagement from BlackBerry in 2012. After excluding revenue from BlackBerry, our revenue for 2013 increased 1% compared to 2012. Compared to 2012, revenue dollars from our consumer end market decreased 68% due to our disengagement from BlackBerry, and revenue dollars from our server end market decreased 27% primarily due to the insourcing of a server program by one of our customers and overall weaker demand. These decreases were offset in part by an 11% increase in revenue from our diversified end market, an 8% increase in revenue from our communications end market, and a 1% increase in revenue from our storage end market. The revenue increase in our diversified end market was primarily due to new program wins and our D&H acquisition. This acquisition contributed approximately one-third of the revenue increase in our diversified end market compared to 2012, with the balance driven primarily by revenue growth across our industrial and aerospace and defense businesses. The revenue increase in our communications end market was primarily driven by new program wins and, to a lesser extent, stronger customer demand compared to 2012. The modest revenue increase in our storage end market from 2012 was primarily due to new program wins, offset by weaker demand from one customer. Communications and diversified continued to be our largest end markets for 2013, representing 42% and 25%, respectively, of total revenue.

        Revenue of $6.5 billion for 2012 decreased 10% from $7.2 billion for 2011; approximately 90% of this decrease was due to our disengagement from BlackBerry. After excluding revenue from BlackBerry for both years, our revenue for 2012 decreased 1% compared to 2011. Compared to 2011, revenue dollars from our consumer end market decreased 37% primarily due to our disengagement from BlackBerry, and revenue dollars from our communications and servers end markets decreased 10% and 6%, respectively, due to overall demand weakness. These decreases were offset in part by increases in our diversified end market, which increased 27%, or $285 million, compared to 2011, primarily driven by new program wins and acquisitions. Revenue from our acquisitions contributed approximately one-half of the revenue increase in this end market year-over-year. Revenue dollars from our storage end market in 2012 were flat compared to 2011. Communications and diversified were our largest end markets for 2012, representing 35% and 20%, respectively, of total revenue.

        The following table shows revenue from the end markets we serve as a percentage of revenue for the years indicated:

	2011	2012	2013
Communications	35%	35%	42%
Consumer	25%	18%	6%
Diversified	14%	20%	25%
Servers	15%	15%	13%
Storage	11%	12%	14%
Revenue (in billions)	$7.21	$6.51	$5.80

        Our product and service volumes, revenue and operating results vary from period-to-period depending on the success in the marketplace of our customers' products, changes in demand from our customers for the products we manufacture, the impact of seasonality on various end markets, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, or program losses, the transfer of programs among our facilities at our customers' request and the costs, terms, timing and rate at which new programs are ramped up, among other factors. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers' transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period to period. See "Overview" above.

        In the past, we have experienced some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

        The significant decrease in revenue from our consumer end market attributable to our disengagement from BlackBerry in 2012 resulted in proportionately higher percentages of total revenue for all of our other end markets in 2013 compared to their respective revenue percentages in prior years.

        Our communications end market represented 42% of total revenue for 2013 compared to 35% of total revenue for both 2012 and 2011, due in part to our disengagement from BlackBerry described above. Revenue dollars from this end market for 2013 increased 8% compared to 2012, primarily due to new program wins and, to a lesser extent, stronger demand from a number of our customers. Revenue dollars from this end market decreased 10% in 2012 compared to 2011, primarily due to weaker demand across a number of customers in 2012.

        Our consumer end market represented 6% of total revenue for 2013, down from 18% of total revenue for 2012 and 25% of total revenue for 2011. Revenue dollars from our consumer end market for 2013 decreased 68% compared to 2012 and 80% compared to 2011, primarily as a result of our disengagement from BlackBerry in 2012. BlackBerry was our largest customer and had historically represented approximately three-quarters of our consumer end market business. Our revenue from BlackBerry was nil for 2013, down from 12% of total revenue for 2012 and 19% for 2011.

        Our diversified end market represented 25% of total revenue for 2013, up from 20% of total revenue in 2012 and 14% of total revenue in 2011, in part due to the significant decrease in consumer end market revenue described above. Revenue dollars from our diversified end market for 2013 increased 11% compared to 2012 and 42% compared to 2011, primarily due to new program wins and acquisitions. While our diversified end market experienced year-over-year growth, our results in this end market were not as strong as we expected, resulting in part from continued weak demand particularly in the semiconductor business, as discussed above.

        For 2013, revenue dollars from our server end market decreased 27% and 32%, compared to 2012 and 2011, respectively, primarily as a result of the insourcing of a server program by one of our top customers and overall weaker demand in this end market. The insourcing of this program was completed in the third quarter of 2013. Revenue dollars from our server end market for 2012 decreased 6% compared to 2011 as a result of demand weakness from one of our top customers.

        Revenue dollars from our storage end market for 2013 increased 1% compared to both 2012 and 2011, primarily driven by new program wins, partially offset by weaker demand from one customer. Revenue dollars from our storage end market for 2012 were flat compared to 2011.

        For 2013, we had two customers (Cisco Systems and Juniper Networks) that individually represented more than 10% of total revenue (2012 and 2011 — two customers (BlackBerry and Cisco Systems)).

        Whether any of our customers individually accounts for more than 10% of our total revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers' products, seasonality of business, the extent and timing of new program wins, follow-on business or program losses, the phasing in or out of programs, the relative growth rate or decline of our business with our various customers, price competition and changes in our customers' supplier base or supply chain strategies.

        In the aggregate, our top 10 customers represented 65% of total revenue for 2013 (2012 — 67%; 2011 — 71%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

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

        We believe that delivering profitable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also continue to pursue new customers and acquisition opportunities to expand our end market penetration, diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

        The following table is a breakdown of gross profit and gross margin (gross profit as a percentage of total revenue) for the years indicated:

	Year ended December 31
	2011	2012	2013
Gross profit (in millions)	$488.6	$438.4	$389.5
Gross margin	6.8%	6.7%	6.7%

        Gross profit for 2013 decreased 11% from 2012, in line with the revenue decrease in 2013. Gross margin was 6.7% for both 2012 and 2013 despite the 11% revenue decrease due to improved program mix and our continued focus on cost containment in 2013.

        Gross profit for 2012 decreased 10% from 2011, in line with the revenue decrease in 2012. Gross margin decreased from 6.8% for 2011 to 6.7% for 2012, primarily due to lower revenue levels in 2012.

        In addition to fluctuations in revenue, multiple factors cause gross margin to fluctuate including, among the factors described above and others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressure; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

        Our gross profit and SG&A are impacted by the level of variable compensation expense we record in each period. Variable compensation includes our team incentive plans available to eligible employees, sales incentive plans and equity-based compensation, such as stock options, performance share units (PSUs) and restricted share units (RSUs). See "Stock-based compensation" below. The amount of variable compensation expense varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

        SG&A for 2013 of $222.3 million (3.8% of total revenue) decreased 6% compared to $237.0 million (3.6% of total revenue) for 2012. The decrease in SG&A dollars reflected our overall spending reductions, offset in part by higher variable compensation expenses in 2013. The increase in SG&A as a percentage of revenue in 2013 compared to 2012 reflected the lower revenue levels in 2013.

        SG&A for 2012 of $237.0 million (3.6% of total revenue) decreased 6% compared to $253.4 million (3.5% of total revenue) for 2011, reflecting lower variable compensation expenses and overall cost savings. The increase in SG&A as a percentage of total revenue for 2012 compared to 2011 reflects the lower revenue levels in 2012.

Stock-based compensation:

        Our stock-based compensation expense, which excludes DSU expense, varies each period, and includes mark-to-market adjustments for awards we settle in cash and any plan adjustments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. We recorded the following stock-based compensation expense in cost of sales (2013 — $12.5 million; 2012 — $13.4 million; 2011 — $15.5 million) and SG&A (2013 — $16.7 million; 2012 — $22.2 million; 2011 — $28.7 million) for the years indicated (in millions):

	Year ended December 31
	2011	2012	2013
Stock-based compensation	$44.2	$35.6	$29.2

        Compared to 2012, stock-based compensation expense for 2013 decreased $6.4 million, primarily due to an adjustment recorded in 2012 to reflect the estimated level of achievement related to our performance-based compensation.

        Compared to 2011, stock-based compensation expense for 2012 decreased $8.6 million, reflecting lower mark-to-market and plan adjustments, as described below, and higher expense reversals due to forfeited awards related to terminated employees.

        In 2010, we elected to cash-settle certain awards vesting in the first quarter of 2011 due to limitations on the number of subordinate voting shares that could be purchased in the open market during the term of a prior share buy-back program. We also elected to cash-settle certain RSUs vesting in the fourth quarter of 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB. We account for cash-settled awards as liabilities and we re-measure these based on the closing price of our subordinate voting shares at each reporting date and at the settlement date, with a corresponding charge or recovery to compensation expense. The mark-to-market adjustment on these cash-settled awards was $0.2 million for 2012 (2011 — $2.7 million). When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4 million in 2012 (2011 — nil, as such reclassification was recorded in the fourth quarter of 2010 when we made the decision to cash-settle those awards), representing the fair value of these awards, from contributed surplus to accrued liabilities. We did not cash-settle any vested share unit awards in 2013. As management currently intends to settle all other outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or by issuing subordinate voting shares from treasury, we have accounted for these share unit awards as equity-settled awards. See "Cash requirements" below.

        We made changes in 2011 to the retirement eligibility clauses in our equity-based compensation plans which required us to accelerate the recognition of the related compensation expense. The adjustment we recorded to stock-based compensation expense for 2011 was $1.7 million higher than the adjustment we recorded in 2012; the adjustment in 2011 also included an adjustment for unvested awards granted prior to 2011.

Other charges:

  (i)
  We have recorded the following net restructuring charges, for the years indicated (in millions):

	Year ended December 31
	2011	2012	2013
Restructuring charges	$14.5	$44.0	$28.0

        Due to our disengagement from BlackBerry in 2012 and in response to the challenging demand environment, we announced in 2012 restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. These restructuring actions are now complete. Compared to our previously announced estimated range of $55 million to $65 million, we recorded aggregate restructuring charges of $72.0 million, comprised of $44.0 million in 2012 and $28.0 million in 2013, including $17.5 million in the fourth quarter of 2013 (fourth quarter of 2012 — $16.7 million). We exceeded our estimate as we decided to take additional restructuring actions in the fourth quarter of 2013 to further streamline and simplify our business and global operating network in response to the continuing challenging market environment. The restructuring charges we recorded in 2013 were primarily cash charges related to employee termination costs throughout our global network. At December 31, 2013, our restructuring liability was $18.0 million, comprised primarily of employee termination costs and contractual lease obligations which we expect to pay during 2014. All cash outlays have been, and the balance is expected to be, funded from cash on hand.

        During 2012, we recorded cash restructuring charges primarily related to employee termination costs throughout our global network, including for our BlackBerry operations, and we recorded non-cash restructuring charges primarily to write down the BlackBerry-related equipment to recoverable amounts.

        During 2011, we recorded restructuring charges of $14.5 million related to a previous restructuring program. These restructuring charges were primarily for employee termination costs and contractual lease obligations.

        We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the marketplace and/or our exit from less profitable, non-core or non-strategic operations. An increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, or requests to transfer their programs among our facilities, may also result in our taking future restructuring actions.

  (ii)
  We have recorded the following impairment charges for the years indicated (in millions):

	Year ended December 31
	2011	2012	2013
Asset impairment	$—	$17.7	$—

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

        During 2013, we did not identify any triggering event that would indicate the carrying amount of our assets or CGUs may not be recoverable. In the fourth quarter of 2013, we completed our annual impairment assessment of goodwill, intangible assets, and property, plant and equipment and determined that the recoverable amount of our assets and CGUs exceeded their respective carrying values and that no impairment existed as of the date of the impairment assessment.

        In the second quarter of 2012, we tested the carrying amounts of the CGUs that were impacted by the wind down of our manufacturing services for BlackBerry in Mexico, Romania and Malaysia. We recorded an impairment loss on the BlackBerry-related assets that were available for sale in restructuring charges (see note 15(a) of our consolidated financial statements, and the discussion of restructuring charges above). We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

        In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $17.7 million, comprised of $14.6 million against goodwill, $0.7 million against computer software assets and $2.4 million against property, plant and equipment. See notes 7 and 8 of our consolidated financial statements. The majority of our impairment related to goodwill that arose from a prior acquisition in the healthcare industry, primarily because our overall progress and the ability to ramp our healthcare business were slower than we originally anticipated. As a result, we recorded a goodwill impairment loss of $11.9 million in 2012 related to that acquisition.

        Our CGU arising from our 2011 Brooks acquisition and our 2012 D&H acquisition, which includes an aggregate of $60.3 million of goodwill and an aggregate of $28.6 million of customer intangible assets, has been negatively impacted by the downturn in the semiconductor industry in recent years and the cost of investments we have made, and has performed below our expectations. However, we continue to develop new business opportunities with our semiconductor customers. For purposes of our impairment assessment, we have assumed growth for this CGU in 2014 and future years from new business awarded in 2013, future awards of new business, and overall improvement in semiconductor end market demand based on certain market trend analyses published by external sources. We have also assumed improvements to the profitability of this CGU as we ramp new business and leverage our capital investments. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the profitability of this CGU could result in an impairment loss in a future period for this CGU. Based on our sensitivity analysis, no impairment would arise if we reduced both the CGU's projected annual revenue by 5% and its projected profitability as a percentage of revenue by approximately 40 basis points, or if we increased the discount rate to 21%.

        During the fourth quarter of 2011, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment and determined there was no impairment.

        (iii) In July 2013, in connection with the settlement of certain class action lawsuits in which we were a plaintiff, we received recoveries of damages in the amount of $24.0 million related to certain purchases we made in prior periods. We recorded these recoveries in other charges (recoveries) in our consolidated statement of operations in 2013.

        In connection with the 2009 settlement of certain other class action lawsuits in which we were a plaintiff, we recorded a provision related to the 2009 recovery of damages. Based on management's assessment of the potential outcomes, we deemed this provision was no longer necessary and released $5.2 million during 2011 in other charges (recoveries) in our consolidated statement of operations.

Income taxes:

        We had an income tax expense of $12.7 million on earnings before tax of $130.7 million for 2013, compared to an income tax recovery of $5.8 million on earnings before tax of $111.9 million for 2012 and an income tax expense of $3.7 million on earnings before tax of $196.0 million for 2011. Current income taxes for 2013 consisted primarily of the tax expense in jurisdictions with current taxes payable and changes to our net provisions related to tax uncertainties. Deferred income taxes for 2013 consisted primarily of net deferred income tax recoveries for changes in temporary differences in various jurisdictions.

        Current income taxes for 2012 consisted primarily of the tax expense in jurisdictions with current taxes payable and tax benefits arising from changes to our provisions related to certain tax uncertainties. Deferred income taxes for 2012 were comprised primarily of the deferred income tax assets of $10.4 million we recognized in the United States as a result of our D&H acquisition, offset in part by net deferred income tax expense for changes in temporary differences in various jurisdictions. In addition, during the fourth quarter of 2012, we commenced a corporate tax reorganization involving certain of our European subsidiaries. As a result, we recognized $17.0 million of deferred income tax assets as it became probable that the temporary differences associated with our investment in these subsidiaries would reverse in the foreseeable future.

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

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2014 and 2026). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

        During the first quarter of 2014, Malaysian investment authorities concluded their evaluation, and approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of approximately $14 million in the first quarter of 2014 relating to years 2010 through 2013.

        In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will reduce taxable income in these jurisdictions in future periods.

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant impact on our future earnings and future cash flows.

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

        Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and will also seek assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $19 million to $23 million at year-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $38 million at year-end exchange rates).

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $31 million Canadian dollars (approximately $29 million at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 million at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

        Tax authorities in Brazil had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In 2011 and 2012, we received favorable Administrative Court decisions that were largely consistent with our original filing position. In June 2013, we received the official report affirming the Higher Administrative Court's favorable decision and notification of the extinguishment of the proceeding. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit and this matter is now closed.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our

Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 37 million Brazilian reais (approximately $16 million at year-end exchange rates).

        The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

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

        We did not complete any acquisitions in 2013.

        In September 2012, we completed the acquisition of D&H, a manufacturer of precision machined components and assemblies based in California, U.S.A. See "Summary of 2012" above. We financed the purchase price of $71.0 million, net of cash acquired, from cash on hand. The amount of goodwill arising from the acquisition was $26.4 million (none of which was deductible for tax purposes) and the amount of amortizable customer intangible assets was $24.0 million. We expensed acquisition-related transaction costs of $0.9 million in 2012 in other charges. This acquisition did not have a significant impact on our consolidated results of operations for 2012.

        In June 2011, we completed the Brooks acquisition. The operations, based in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world's largest semiconductor equipment manufacturers. We financed the purchase price of $80.5 million with cash on hand and $45.0 million from our revolving credit facility, which we repaid in full in 2011. This acquisition was intended to strengthen our service offerings by providing our customers with additional capabilities in complex mechanical and systems integration services.

        Revenue and earnings for each of the reporting periods would not have been materially different had the acquisitions occurred at the beginning of their respective years.

Liquidity and Capital Resources

Liquidity

        The following table shows key liquidity metrics for the years indicated (in millions):

	December 31
	2011	2012	2013
Cash and cash equivalents	$658.9	$550.5	$544.3

	Year ended December 31
	2011	2012	2013
Cash provided by operating activities	$196.3	$312.4	$149.4
Cash used in investing activities	(125.7)	(168.0)	(48.6)
Cash used in financing activities	(44.5)	(252.8)	(107.0)

Changes in non-cash working capital items (included with operating activities above):
A/R	$147.0	$116.7	$46.4
Inventories	2.0	147.3	(71.5)
Other current assets	3.9	6.7	3.6
A/P, accrued and other current liabilities and provisions	(216.9)	(193.1)	(47.5)

Working capital changes	$(64.0)	$77.6	$(69.0)

Cash provided by operating activities:

        Cash generated from operations for 2013 decreased $163.0 million to $149.4 million from $312.4 million for 2012. The decrease was primarily due to unfavorable changes to our working capital components in 2013 compared to 2012. Compared to 2012, the change in A/R reflects primarily changes in our customer mix with different payment terms, the change in A/P, accrued and other current liabilities and provisions was primarily driven by the timing of purchases and payments, and the change in inventories reflects increased inventory levels primarily to support customer program transitions in 2013 and, to a lesser extent, increased customer forecast variability. Cash generated from operations for 2012 benefited in part, by our disengagement from BlackBerry in 2012, which contributed to lower A/R and inventory balances at the end of 2012. The change in A/R in 2012 also benefited from the shortened payment terms of one of our significant customers.

        Our non-IFRS free cash flow for 2013 decreased $113.3 million to $98.1 million from $211.4 million for 2012. The decrease was primarily due to the decline in cash generated from operations (discussed above), offset in part by lower capital expenditures in 2013 compared to 2012. See the section captioned "Non-IFRS Measures" below for a discussion of, among other items, the definition and components of non-IFRS free cash flow, as well as a reconciliation of this measure to cash provided by operations measured under IFRS.

        Cash generated from operations for 2012 increased $116.1 million to $312.4 million from $196.3 million for 2011, despite the lower net earnings in 2012 compared to 2011. The increase in cash generated from operations in 2012 was primarily due to lower A/R and inventory at the end of 2012, due in part to our disengagement from BlackBerry.

        Included in our cash and A/P balances at December 31, 2011 was a $120 million deposit we received from BlackBerry, which we repaid in 2012. We did not have any customer deposits as at December 31, 2012 or December 31, 2013.

Cash used in investing activities:

        Our capital expenditures for 2013 were $52.8 million (2012 — $105.9 million; 2011 — $62.3 million). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We spent approximately $30 million in 2012 related to a building we acquired in Malaysia. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

        In September 2012, we completed the D&H acquisition. The purchase price of $71.0 million, net of cash acquired, was financed from cash on hand. In June 2011, we completed the Brooks acquisition. We financed the purchase price of $80.5 million with cash on hand and $45.0 million from our revolving credit facility, which we repaid in full in 2011.

Cash used in financing activities:

        On August 2, 2013, we received approval from the TSX to launch a new NCIB. During 2013, we paid $43.6 million, including transaction fees, to repurchase for cancellation 4.1 million subordinate voting shares under this NCIB. During 2012, we paid $113.8 million (2011 — nil), including transaction fees, to repurchase for cancellation 13.3 million subordinate voting shares, under our previous NCIB that expired February 8, 2013. We also paid $175.0 million to repurchase for cancellation 22.4 million subordinate voting shares under our SIB.

        During 2013, we paid $12.8 million, including transaction fees, for the trustee's purchase of 1.3 million subordinate voting shares in the open market for our equity-based compensation plans. During 2012, we paid $21.7 million (2011 — $49.4 million), including transaction fees, for the trustee to purchase our subordinate voting shares in the open market for the same purpose.

        At December 31, 2012, we had $55.0 million outstanding under our revolving credit facility, which we repaid during the first half of 2013. At December 31, 2013, there were no amounts outstanding under our revolving credit facility.

        In June 2011, we borrowed $45.0 million under our revolving credit facility to fund a portion of our Brooks acquisition which we repaid in full in 2011.

Cash requirements:

        We maintain a revolving credit facility and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors which includes the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R through our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that either participant bank will purchase the accounts receivable we wish to sell to them under this program. See "Capital Resources" below.

        We had $544.3 million in cash and cash equivalents at December 31, 2013 (December 31, 2012 — $550.5 million). We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs, planned capital spending and restructuring costs and obligations. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders' positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of any such securities would be subject to market conditions at the time of issuance.

        As at December 31, 2013, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries that relate to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (December 31, 2013 and 2012 — approximately $310 million and $325 million of cash and cash equivalents, respectively).

        As at December 31, 2013, we have contractual obligations that require future payments as follows (in millions):

	Total(i)	2014	2015	2016	2017	2018	Thereafter
Operating leases	$70.5	$26.6	$17.4	$8.3	$5.7	$5.4	$7.1
Pension plan contributions(ii)	26.4	26.4	—	—	—	—	—
Non-pension post-employment plan payments	36.0	3.4	2.8	3.4	3.2	3.2	20.0
Total	$132.9	$56.4	$20.2	$11.7	$8.9	$8.6	$27.1

(i)
The contractual obligations chart above does not include our agreement with a third party for the outsourcing of our IT support. Our costs under this IT support agreement fluctuate based on our usage.

(ii)
Based on our latest actuarial valuations, we estimate our minimum funding requirement for 2014 to be $26.4 million (2013 — $18.4 million; 2012 — $30.8 million). See further details in note 18 to our consolidated financial statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks and uncertainties associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

        As at December 31, 2013, we have commitments that expire as follows (in millions):

	Total	2014	2015	2016	2017	2018	Thereafter
Foreign currency contracts(i)	$809.8	$774.1	$35.7	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	40.5	36.3	0.8	1.1	—	0.1	2.2
Capital expenditures(iii)	18.9	18.9	—	—	—	—	—
Total	$869.2	$829.3	$36.5	$1.1	$—	$0.1	$2.2

(i)
Represents the aggregate notional amounts of the forward currency contracts.

(ii)
Includes $29.7 million in letters of credit that we issued under our revolving credit facility.

(iii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2014 to be approximately 1.0% to 1.5% of revenue, and expect to fund these expenditures from cash on hand. As at December 31, 2013, we had committed $18.9 million in capital expenditures, principally for machinery and equipment to support new customer programs. In addition, based on the tax incentives we have benefited from as at December 31, 2013, we have met the capital expenditure commitments as at that date and have other ongoing conditions for retaining these tax incentives which we currently expect to meet.

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

        We have granted share unit awards to employees under our equity-based compensation plans. Although we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash, we expect to satisfy these awards with subordinate voting shares purchased in the open market. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits.

        On August 2, 2013, we received approval from the TSX to launch a new NCIB. Under the new NCIB, we may repurchase on the open market, at our discretion, up to approximately 9.8 million subordinate voting shares, representing approximately 6.0% of our outstanding subordinate voting shares (5.3% of our total subordinate voting shares and multiple voting shares), subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans. In December 2013, we entered into an ASPP (our previous ASPP expired October 2013) with a broker that allows the broker to purchase, on our behalf, up to approximately 1.3 million of our subordinate voting shares (for cancellation under the NCIB) at any time through February 2, 2014, including during any applicable trading blackout periods. During 2013, we paid $43.6 million, including transaction fees, to repurchase for cancellation under the NCIB 4.1 million subordinate voting shares, at a weighted average price of $10.70 per share. At December 31, 2013, we also recorded a liability of $9.8 million, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the December 2013 ASPP. We have funded, and expect to continue to fund, our share repurchases under the NCIB from cash on hand.

        In February 2014, we received approval from the TSX to amend our NCIB in order to permit the repurchase of our subordinate voting shares under one or more program share repurchases (each a PSR) during the term of the NCIB. On February 12, 2014, we entered into a PSR with a broker and prepaid approximately $27 million to the broker for the right to receive a variable number of our subordinate voting shares upon program completion. Under the PSR, the price and the number of subordinate voting shares to be repurchased by us will be determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under the PSR will be cancelled under our current NCIB. We funded the prepayment to the broker from cash on hand.

        The NCIB that was accepted by the TSX in February 2012 allowed us to repurchase up to 16.2 million subordinate voting shares in the open market. During 2012, we paid $113.8 million, including transaction fees, to repurchase for cancellation 13.3 million subordinate voting shares at a weighted average price of $8.52 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the NCIB was reduced by 2.6 million subordinate voting shares purchased for equity-based compensation plans. This NCIB expired on February 8, 2013. We did not purchase any subordinate voting shares for cancellation under this NCIB during 2013.

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

Litigation and contingencies:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on financial performance, financial position or liquidity.

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants have moved for summary judgment dismissing the case in its entirety and plaintiffs have moved for class certification and for partial summary judgment on certain elements of their claims. Those motions have been fully briefed and argued. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. The District Court has indicated that plaintiffs may seek to renew their motion for class certification in the future. The District Court has reserved decision on the summary judgment and partial summary judgment motions. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was heard together with other appeals in two other actions on the same issue in May 2013 and was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. The leave and certification motions were heard from December 9 to 11, 2013 and the Ontario Superior Court of Justice released its decision on February 19, 2014. The Court granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The Court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica's inventory and revenue and that Celestica's financial statements did not comply with GAAP. The Court also denied certification of the plaintiffs' common law claims. The defendants have served a Notice of Motion for leave to appeal the portions of the Court's decision that grant leave to proceed and certify the action. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

        See "Income Taxes" above for a description of various tax audits and positions, and contingencies associated therewith.

Capital Resources

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions and changes in our requirements.

        At December 31, 2013, we had cash and cash equivalents of $544.3 million (December 31, 2012 — $550.5 million), of which approximately 54% was cash and 46% consisted of cash equivalents. Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. A U.S. government shutdown and/or U.S. government debt ceiling impasse could result in a default by the U.S. government on such securities, which could have a material adverse effect on our results of operations and financial condition.

        The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2013 a Standard and Poor's short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

        We have a $400.0 million revolving credit facility that matures in January 2015. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. At December 31, 2013, there were no amounts outstanding under this facility (December 31, 2012 — $55.0 million). At December 31, 2013, we were in compliance with all restrictive and financial covenants of this facility.

        At December 31, 2013, we had $29.7 million (December 31, 2012 — $31.1 million) outstanding in letters of credit under our revolving credit facility. We also arrange letters of credit and surety bonds outside of our revolving credit facility. At December 31, 2013, we had $10.8 million (December 31, 2012 — $12.1 million) of such letters of credit and surety bonds outstanding.

        We also have a total of $70.0 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2013 or December 31, 2012.

        In November 2012, we entered into an agreement to sell up to $375.0 million in A/R on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In November 2013, we amended the agreement to reduce its overall capacity to $250.0 million based upon our annual review of our requirements under this agreement. Both banks had a Standard and Poor's short-term rating of A-1 and a long-term rating of A at December 31, 2013. This agreement can be terminated at any time by the banks or us. At December 31, 2013, we had sold $50.0 million of A/R under this facility (December 31, 2012 — sold $50.0 million of A/R). Since our A/R sales program is on an uncommitted basis, there can be no assurance that either of the banks will purchase the A/R we intend to sell to them under this program.

        The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

        Standard and Poor's assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, inasmuch as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At December 31, 2013, our Standard and Poor's corporate credit rating was BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

        Our strategy on capital risk management has not changed significantly since the end of 2012. Other than the restrictive and financial covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

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

        The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

        We have a foreign exchange risk management policy in place to control our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

        At December 31, 2013, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss) (in millions)
Canadian dollar	$315.3	$0.95	15	$(5.7)
Thai baht	142.3	0.03	15	(7.9)
Malaysian ringgit	107.0	0.31	15	(3.4)
Mexican peso	34.5	0.08	12	(0.1)
British pound	76.4	1.63	4	(0.9)
Chinese renminbi	69.0	0.16	12	0.6
Euro	25.1	1.37	4	(0.1)
Romanian leu	15.9	0.30	12	0.5
Singapore dollar	15.1	0.80	12	(0.2)
Other	9.2	—	4	(0.1)

Total	$809.8			$(17.3)

        These contracts, which generally extend for periods of up to 15 months, will expire by the end of the first quarter of 2015. The fair value of these contracts at December 31, 2013 was a net unrealized loss of $17.3 million (December 31, 2012 — net unrealized gain of $4.2 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

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

        Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. Our borrowings under this facility expose us to interest rate risk due to fluctuations in these rates.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2013 a Standard and Poor's rating of A-1 or above. Each financial institution with which we have our A/R sales program had a Standard and Poor's short-term rating of A-1 and a long-term rating of A at December 31, 2013. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate.

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

Related Party Transactions

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

        We have, or had, manufacturing agreements with certain companies related to or under the control of Onex or Gerald Schwartz. During 2013, we recorded revenue of $10.8 million from two related companies and had no amounts due from these two related companies at December 31, 2013. During 2012, we recorded revenue of $38.0 million from one related company and had $6.5 million due from this related company at December 31, 2012. During 2011, we recorded revenue of $90.9 million from two related companies and had $15.5 million due from these related companies at December 31, 2011. All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

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

Outstanding Share Data

        As of February 14, 2014, we had 161.5 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 4.8 million outstanding stock options, 4.2 million outstanding RSUs, 6.3 million outstanding PSUs (based on a maximum payout of 200%), and 1.0 million outstanding DSUs, each such option or unit entitling the holder to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to time or performance-based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

        Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Based on that evaluation, our Chief Executive Officer and

Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

        During 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's Report on page F-1 of our Annual Report on Form 20-F for 2013. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2013. This report appears on page F-2 of such Annual Report.

        Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2012				2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,690.9	$1,744.7	$1,575.4	$1,496.2	$1,372.4	$1,495.1	$1,491.9	$1,436.7
Gross profit %	6.6%	6.7%	6.9%	6.7%	6.3%	6.4%	6.9%	7.2%
Net earnings	$43.2	$23.6	$43.7	$7.2	$10.5	$28.0	$57.4	$22.1
Weighted average # of basic shares	215.7	210.4	207.0	201.5	183.4	184.2	184.0	182.0
Weighted average # of diluted shares	217.9	212.3	208.8	203.4	185.0	185.9	186.4	184.5
# of shares outstanding	211.6	207.8	205.1	182.8	184.0	184.3	182.9	181.0
Net earnings per share:
basic	$0.20	$0.11	$0.21	$0.04	$0.06	$0.15	$0.31	$0.12
diluted	$0.20	$0.11	$0.21	$0.04	$0.06	$0.15	$0.31	$0.12

Comparability quarter-to-quarter:

        The quarterly data reflects the following: the fourth quarters of 2012 and 2013 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters of 2012 and 2013 were impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Fourth quarter 2013 compared to fourth quarter 2012:

        Revenue for the fourth quarter of 2013 decreased 4% to $1.4 billion from $1.5 billion for the same period in 2012. Compared to revenue from our end markets in the fourth quarter of 2012, revenue dollars from our server end market decreased 39% primarily due to the insourcing of a program by a customer and overall demand weakness, and revenue dollars from our consumer end market decreased 36% primarily due to program transitions, as we de-emphasize parts of our consumer portfolio. These decreases were offset in part by an 11% increase in our diversified end market, a 9% increase in our storage end market, and a 6% increase in our communications end market. The growth in our diversified, storage and communications end markets were primarily driven by new program wins. Gross margin increased to 7.2% of revenue for the fourth quarter of 2013 from 6.7% for the same period in 2012, primarily due to favorable program mix and our continued focus on cost containment. Net earnings for the fourth quarter of 2013 of $22.1 million were $14.9 million higher than the fourth quarter of 2012, primarily due to impairment charges of $17.7 million we recorded in the fourth quarter of 2012.

Fourth quarter 2013 compared to third quarter 2013:

        Revenue for the fourth quarter of 2013 decreased 4% to $1.4 billion from $1.5 billion for the third quarter of 2013. Compared to revenue from our end markets in the third quarter of 2013, revenue dollars from our communications and diversified end markets decreased 12% and 2%, respectively, primarily due to overall weaker customer demand in these end markets. Revenue dollars from our server end market increased 10% sequentially as a result of improved customer demand in the fourth quarter of 2013. Revenue dollars from our storage end market grew 7% sequentially, primarily due to improved customer demand in the fourth quarter of 2013 and a new program win. Revenue dollars from our consumer end market were relatively flat compared to the previous quarter. Gross margin for the fourth quarter of 2013 improved to 7.2% from 6.9% for the previous quarter primarily due to one-time recoveries and our continued focus on cost containment and improved efficiency. Net earnings decreased $35.3 million from the third quarter of 2013, primarily due to a $24.0 million recovery we recorded in the third quarter of 2013, related to certain class action lawsuits in which we were a plaintiff (see "Other Charges" above), and higher restructuring charges in the fourth quarter of 2013.

Fourth quarter 2013 actual compared to guidance:

        IFRS net earnings per share for the fourth quarter of 2013 were $0.12 on a diluted basis. IFRS net earnings for the fourth quarter included an aggregate charge of $0.14 (pre-tax) per share comprised of stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This is slightly higher than the range we provided on October 22, 2013 of an aggregate charge of between $0.06 and $0.13 per share (diluted) for these items due to higher than expected restructuring charges in the fourth quarter of 2013.

        On October 22, 2013, we provided the following guidance for the fourth quarter of 2013:

	Q4 2013
	Guidance	Actual
IFRS revenue (in billions)	$1.4 to $1.5	$1.437
Non IFRS adjusted net earnings per share (diluted)	$0.20 to $0.26	$0.24

        For the fourth quarter of 2013, revenue and non-IFRS adjusted net earnings per share were within the range of our published guidance. Included in the fourth quarter of 2013 adjusted EPS (non-IFRS) of $0.24 is a net income tax benefit of $0.02 per share arising primarily from changes to our tax provisions related to certain tax uncertainties.

        Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe non-IFRS adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with those of our competitors. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

        Management uses adjusted net earnings and the other non-IFRS measures described herein to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

        We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations.

        Our non-IFRS measures include: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, ROIC, free cash flow, cash cycle days and inventory turns. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments, and significant deferred tax write-offs or recoveries.

        These non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management's use of non-IFRS financial measures is that the charges and credits excluded from the non-IFRS measures are nonetheless charges and credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS where a comparable IFRS measure exists.

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

        Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

        Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe this exclusion permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

        Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

        Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

        Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

        The following table sets forth, for the periods indicated, various non-IFRS measures, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2012		2013		2012		2013
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS Revenue	$1,496.2		$1,436.7		$6,507.2		$5,796.1
IFRS gross profit	$99.8	6.7%	$103.6	7.2%	$438.4	6.7%	$389.5	6.7%
Stock-based compensation	2.9		3.1		13.4		12.5

Non-IFRS adjusted gross profit	$102.7	6.9%	$106.7	7.4%	$451.8	6.9%	$402.0	6.9%

IFRS SG&A	$54.7	3.7%	$56.2	3.9%	$237.0	3.6%	$222.3	3.8%
Stock-based compensation	(4.9)		(3.5)		(22.2)		(16.7)

Non-IFRS adjusted SG&A	$49.8	3.3%	$52.7	3.7%	$214.8	3.3%	$205.6	3.5%

IFRS earnings before income taxes	$2.2		$20.8		$111.9		$130.7
Finance costs	1.0		0.8		3.5		2.9
Stock-based compensation	7.8		6.6		35.6		29.2
Amortization of intangible assets (excluding computer software)	1.5		1.6		4.1		6.5
Restructuring and other charges (recoveries)	34.5		17.5		59.5		4.0

Non-IFRS operating earnings (adjusted EBIAT)(1)	$47.0	3.1%	$47.3	3.3%	$214.6	3.3%	$173.3	3.0%

IFRS net earnings	$7.2	0.5%	$22.1	1.5%	$117.7	1.8%	$118.0	2.0%
Stock-based compensation	7.8		6.6		35.6		29.2
Amortization of intangible assets (excluding computer software)	1.5		1.6		4.1		6.5
Restructuring and other charges (recoveries)	34.5		17.5		59.5		4.0
Adjustments for taxes(2)	(0.7)		(3.4)		(11.1)		(3.2)

Non-IFRS adjusted net earnings	$50.3	3.4%	$44.4	3.1%	$205.8	3.2%	$154.5	2.7%

Diluted EPS
Weighted average # of shares (in millions)	203.4		184.5		210.5		185.4
IFRS earnings per share	$0.04		$0.12		$0.56		$0.64
Non-IFRS adjusted net earnings per share	$0.25		$0.24		$0.98		$0.83
# of shares outstanding at period end (in millions)	182.8		181.0		182.8		181.0
IFRS cash provided by operations	$104.6		$34.1		$312.4		$149.4
Purchase of property, plant and equipment, net of sales proceeds	(13.4)		(9.8)		(97.0)		(48.6)
Finance costs paid	(1.0)		(0.6)		(4.0)		(2.7)

Non-IFRS free cash flow(3)	$90.2		$23.7		$211.4		$98.1

Non-IFRS ROIC %(4)	18.4%		19.2%		21.5%		17.9%

(1)
Management uses adjusted EBIAT as a measure to assess our operational performance related to our core operations. Adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes. Adjusted EBIAT also excludes, in periods where such charges have been recorded, stock-based compensation, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)
The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)
Management uses free cash flow as a measure, in addition to cash flow from operations, to assess our operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it is defined as cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)
Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes operating margin, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS.

        The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended December 31		Year ended December 31
	2012	2013	2012	2013
Non-IFRS operating earnings (adjusted EBIAT)	$47.0	$47.3	$214.6	$173.3
Multiplier	4	4	1	1

Annualized non-IFRS adjusted EBIAT	$188.0	$189.2	$214.6	$173.3

Average non-IFRS net invested capital for the period	$1,021.1	$987.8	$997.1	$968.7
Non-IFRS ROIC %(1)	18.4%	19.2%	21.5%	17.9%

	December 31 2012	March 31 2013	June 30 2013	September 30 2013	December 31 2013
Non-IFRS net invested capital consists of:
Total assets	$2,658.8	$2,643.4	$2,705.5	$2,714.4	$2,638.9
Less: cash	550.5	531.3	553.5	546.8	544.3
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,143.9	1,145.7	1,214.8	1,177.5	1,109.2

Non-IFRS net invested capital at period end(1)	$964.4	$966.4	$937.2	$990.1	$985.4

	December 31 2011	March 31 2012	June 30 2012	September 30 2012	December 31 2012
Non-IFRS net invested capital consists of:
Total assets	$2,969.6	$2,955.4	$2,951.2	$2,885.5	$2,658.8
Less: cash	658.9	646.7	630.6	598.2	550.5
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,346.6	1,317.8	1,332.1	1,209.6	1,143.9

Non-IFRS net invested capital at period end(1)	$964.1	$990.9	$988.5	$1,077.7	$964.4

(1)
Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes operating margin, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS.

Recent Accounting Developments:

IFRS 7, Financial Instruments, Disclosures:

        Effective 2012, we adopted the amendment issued by the IASB to IFRS 7 which requires enhanced disclosures relating to the de-recognition of financial assets that have been transferred, including quantitative and qualitative disclosures of the nature and extent of risks arising from the transfer. The adoption of this amendment did not have a material impact on the disclosures related to our accounts receivable sales program in our consolidated financial statements.

IFRS 10, Consolidated Financial Statements:

        Effective January 1, 2013, we adopted this standard issued by the IASB which replaces certain sections of IAS 27, Consolidated and Separate Financial Statements. This standard is intended to ensure the same criteria are applied to all types of entities when determining control for consolidated reporting. The adoption of this standard did not have a material impact on our consolidated financial statements.

IFRS 11, Joint Arrangements:

        Effective January 1, 2013, we adopted this standard issued by the IASB which replaces the existing standards on joint ventures. It distinguishes joint ventures from joint operations and establishes the accounting for interests in each of these joint arrangements. The adoption of this standard did not impact our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities:

        Effective January 1, 2013, we adopted this standard issued by the IASB which supplements the existing disclosure requirements about interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, and focuses on the nature, risks and financial effects associated with such interests on financial position, financial performance and cash flows. The adoption of this standard did not have a material impact on our consolidated financial statements.

IFRS 13, Fair Value Measurement:

        Effective January 1, 2013, we prospectively adopted this standard issued by the IASB which provides extensive guidance on determining fair value for measurement or disclosure purposes. The adoption of this standard did not have a material impact on our consolidated financial statements.

IAS 1, Presentation of Financial Statements (revised):

        Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 1 which requires changes to the presentation of items in OCI. The adoption of this amendment did not have a material impact on our consolidated financial statements.

IAS 19 — Employee Benefits:

        Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 19, Employee Benefits, which requires a retroactive restatement of prior periods. As of January 1, 2011, we had $7.6 million of unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period (January 1, 2012 — $6.7 million and December 31, 2012 — $6.0 million). Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit by $7.6 million as of January 1, 2011. Our net earnings for 2011 decreased by $2.8 million, reflecting the reversal of past service credits that we retroactively recorded directly to deficit on January 1, 2011 and the changes in the calculation of the interest component of pension expense. The impact on our net earnings for 2012 was not significant. Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations in other comprehensive income and to reclassify the amounts to deficit. Our actuarial gains on pension and non-pension post-employment benefit plans for 2011 increased by $1.9 million and our actuarial losses for 2012 increased by $0.7 million.

IFRS 9 — Financial Instruments:

        This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases, and currently does not have a mandatory effective date. IFRS 9 (2009) reflects the IASB's first phase of the project relating to the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they were held and the characteristics of their contractual cash flows. IFRS 9 (2010) provides guidance on the classification and measurement of financial liabilities and the requirements of IAS 39 for the de-recognition of financial assets and liabilities. IFRS 9 (2013) introduces a new general hedge accounting model which provides guidance on the eligibility of hedging instruments and hedged items, accounting for the time value component of options, qualifying criteria for applying hedge accounting, modification and discontinuation of hedging relationships, and required disclosures. In subsequent phases, the IASB plans to make limited amendments to the classification and measurement requirements of IFRS 9 and to add new requirements to address macro hedge accounting and impairment of financial assets. We will evaluate the overall impact on our consolidated financial statements when the final standard, including all phases, is issued, and we do not intend to adopt this standard early due to possible further changes in the standard before it becomes final.

IAS 32 — Financial Instruments — Presentation (revised):

        This amendment is effective January 1, 2014 and clarifies the requirements for offsetting financial assets and liabilities. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

IAS 36 — Impairment of Assets (revised):

        Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 36 which clarifies the recoverable amount disclosures for non-financial assets in reporting periods when an impairment loss is recognized or reversed. The adoption of this amendment did not have a material impact on our consolidated financial statements.

IFRIC Interpretation 21 — Levies:

        This interpretation of IAS 37, Provisions, Contingent Liabilities, and Contingent Assets, is effective January 1, 2014 and clarifies that a liability for a levy should be recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. We are currently evaluating the impact of adopting this interpretation on our consolidated financial statements.

Off-Balance Sheet Arrangements

        Not applicable.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica, as of February 14, 2014.

Name	Age	Position with Celestica	Residence
William A. Etherington	72	Chair of the Board and Director	Ontario, Canada
Daniel P. DiMaggio	63	Director	Georgia, U.S.
Laurette T. Koellner	59	Director	Florida, U.S.
Joseph M. Natale	49	Director	Ontario, Canada
Carol S. Perry	63	Director	Ontario, Canada
Eamon J. Ryan	68	Director	Ontario, Canada
Gerald W. Schwartz	72	Director	Ontario, Canada
Michael M. Wilson	62	Director	Alberta, Canada
Craig H. Muhlhauser	65	Director, President and Chief Executive Officer	New Jersey, U.S.
Darren G. Myers	40	Executive Vice President and Chief Financial Officer	Ontario, Canada
Elizabeth L. DelBianco	54	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
Glen D. McIntosh	52	Executive Vice President, Global Operations and Supply Chain Management	Ontario, Canada
Michael L. Andrade	50	Executive Vice President, Diversified Markets	Ontario, Canada
Michael P. McCaughey	51	Executive Vice President, Communications, Enterprise and Managed Services	Québec, Canada
Mary A. Gendron	48	Senior Vice President and Chief Information Officer	Illinois, U.S.

        The following is a brief biography of each of Celestica's directors and executive officers:

        William A. Etherington has been a director of Celestica since 2001 and Chair of the Board of Directors of Celestica since April 2012. He is also a director of Onex Corporation, which holds a 75% voting interest in Celestica, and of SS&C Technologies, Inc., each of which is a public corporation, and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

        Daniel P. DiMaggio has been a director of Celestica since 2010. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS"), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics. Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008. He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

        Laurette T. Koellner has been a director of Celestica since 2009. She is the Executive Chairman of International Lease Finance Corporation ("ILFC"), an indirect wholly owned subsidiary of American International Group and the world's largest aircraft lessor. She retired as President of Boeing International, a division of The Boeing Company (an aerospace company), in 2008. Prior to May 2006, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. In addition to acting as chair of the board of directors of ILFC, Ms. Koellner currently serves on the board of directors and is the Chair of the Audit Committee of Hillshire Brands Company (formerly Sara Lee Corporation), a public corporation. She is also a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.

        Joseph M. Natale has been a director of Celestica since 2012. Mr. Natale joined TELUS Corporation (an integrated telecommunication services company), a public company, in 2003 and is currently Executive Vice President and Chief Commercial Officer, a position he has held since May 2010. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Technology & Telecommunications Chair for United Way Toronto's 2012 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

        Carol S. Perry has been a director of Celestica since October, 2013. She is also a member of the independent review committee of the mutual funds managed by 1832 Asset Management L.P. (formerly Scotia Asset Management L.P.), a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia, and a former Director of Softchoice Corporation, a North American provider of information technology solutions and services. Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a Director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.

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

        Gerald W. Schwartz has been a director of Celestica since 1998. He is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, a public corporation which holds a 75% voting interest in Celestica. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a

Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.

        Michael M. Wilson has been a director of Celestica since 2011. Until his retirement in December 2013, he was the President and Chief Executive Officer of Agrium Inc. (an agricultural crop inputs company), a public company, and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation, a public company, and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company, also a public company. Mr. Wilson also serves on Agrium Inc.'s board of directors and is the Chair of the Calgary Prostate Cancer Foundation. Additionally, he is currently a director of Finning International Inc., and Suncor Energy Inc. (Finning International Inc. and Suncor Energy Inc. are public companies). He holds a degree in Chemical Engineering from the University of Waterloo.

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

        Darren G. Myers is Executive Vice President and Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions. He also leads Celestica's corporate development organization which focuses on creating value through acquisitions and partnerships. Mr. Myers joined Celestica in 2000 and has held numerous financial roles of increasing responsibility. Mr. Myers left Celestica and joined Bell Canada during the period of 2006-2008, where he was the Vice President of Finance for their Small and Medium Business Division. He re-joined Celestica in 2008 and most recently was the Senior Vice President and Corporate Controller with responsibilities including external reporting, corporate tax, investor relations and all corporate finance and treasury-related matters. Prior to joining Celestica, Mr. Myers held various roles at PricewaterhouseCoopers. Mr. Myers holds a Bachelor of Commerce (Honours) degree from McMaster University and is a Chartered Professional Accountant (Chartered Accountant).

        Elizabeth L. DelBianco is Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary. In this role, she oversees human resources, legal, contracts, communications and sustainability. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. In March 2007, Ms. DelBianco assumed the leadership of the global human resources function. In this role, she oversees all human resources policies and practices and leads Celestica's efforts to attract, develop and retain key talent. Her role now also includes responsibility for overseeing Celestica's global branding and sustainability organizations. Prior to joining Celestica, Ms. DelBianco was a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        Glen D. McIntosh is Executive Vice President, Global Operations and Supply Chain Management. In this role, he is responsible for the strategy and execution of Celestica's operations and supply chain network across North America, Europe and Asia. Previously, he was Senior Vice President, Global Customer Business Unit, with responsibility for the strategy and execution for one of Celestica's largest customer business units. Mr. McIntosh joined Celestica in 1997 and has held roles of increasing responsibility with Celestica business units that supported customers in the enterprise and communications markets. Prior to joining Celestica, he held progressively senior engineering and sales roles with other companies in the technology industry. He holds a Bachelor of Applied Science degree in Mechanical Engineering from the University of Waterloo.

        Michael L. Andrade is Executive Vice President, Diversified Markets. In this role, he is responsible for the strategy and execution of Celestica's industrial, healthcare, aerospace and defense, semiconductor equipment and smart energy businesses. Previously, he was Senior Vice President, North America Business Development, where he was responsible for leading the company's North American business strategy. He has also held the role of Senior Vice President, Strategic Business Development and Sales Operations. Mr. Andrade joined Celestica from IBM in 1994 as part of the Corporation's original management team and has held positions of increasing responsibility with the Corporation. He holds a Bachelor of Engineering Science degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        Michael P. McCaughey is Executive Vice President, Communications, Enterprise and Managed Services. In this role, he is responsible for the strategic direction of the Corporation's enterprise and communications market segments, and managed services businesses. He also oversees key activities for all customer accounts in the enterprise and communications segments. Prior to that, he was the Senior Vice President, Enterprise and Communications Markets, with responsibility for the strategic direction of Celestica's enterprise and communications business. Prior to joining Celestica in June 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Vanier College and studied Electrical Engineering at McGill University.

        Mary A. Gendron is Senior Vice President and Chief Information Officer. She is responsible for aligning Celestica's information technology strategy and its investments in IT tools and processes with Celestica's business goals. Ms. Gendron joined Celestica in October 2008 following a five-year career at The Nielsen Company, one of the largest global information measurement and media companies, where she was the Senior Vice President, IT Infrastructure Shared Services. Prior to that, she was the Chief Information Officer at ACNielsen U.S. Over the course of her career, Ms. Gendron has held management positions of increasing seniority in information technology and supply chain management at Motorola and Bell Canada. Ms. Gendron holds a Bachelor of Engineering degree from McGill University.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

        None of the directors of the Corporation serve together as directors of other corporations other than Messrs. Schwartz and Etherington who serve together on the board of directors of Onex.

B.    Compensation

Director Compensation

        Director compensation is set by the Board of Directors of Celestica (the "Board") on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Watson Inc. (the "Compensation Consultant") to provide market comparison information in this regard (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). In 2013, the Compensation Consultant conducted a competitive review of director compensation using the same comparator group used to conduct the 2012 competitive review of the Corporation's senior executive compensation. Based on the results of the review, the Compensation Committee determined that the current structure and levels of the Corporation's director compensation remained competitive and no adjustments were required, apart from an increase to the annual retainer for the Compensation Committee Chair. See Table 1 below. The director compensation guidelines and principles also contemplate that a portion of each director's compensation be paid in SVSs, including on a deferred basis in the form of DSUs.

  2013 Fees

        The following table sets out the annual retainers and meeting fees payable in 2013 to the Corporation's directors, other than Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 12.

Table 1: Retainers and Meeting Fees for 2013

Annual Retainer for Chair of the Board(1)	$130,000
Annual Board Retainer (for directors other than the Chair)	$65,000
Annual Retainer for Audit Committee Chair	$20,000
Annual Retainer for Compensation Committee Chair(2)	$15,000
Board and Committee Per Day Meeting Fee(3)	$2,500
Travel Fee(4)	$2,500
Annual DSU Grant (for directors other than the Chair)	$120,000
Annual DSU Grant — Chair	$180,000

(1)
The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee, for which no additional fee is paid.

(2)
Annual Retainer for Compensation Committee Chair was increased from $10,000 to $15,000 effective as of July 1, 2013.

(3)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day.

(4)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

  DSUs

        Directors receive half of their annual retainer and meeting fees (or all of such retainer and fees, subject to their election or deemed election) in DSUs. Subject to the terms of the governing plan, each DSU represents the right to receive one SVS or an equivalent value in cash when the director both (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, "Retires"). The date used in valuing the DSUs for settlement is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires.

        The number of DSUs granted in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of SVS on the New York Stock Exchange (the "NYSE") on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs granted is calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of the quarter.

        Directors who receive annual retainers also receive annual grants of DSUs, credited on a quarterly basis. In 2013, each director receiving a retainer received an annual grant of $120,000 in value of DSUs, except for the Chair, who received an annual grant of $180,000. The number of DSUs granted is calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of the quarter.

        Eligible directors also receive an initial grant of DSUs when they are appointed to the Board. Currently, the initial grant is equal to the value of the annual DSU grant to eligible directors (i.e., $120,000) multiplied by 150% and divided by the closing price of SVS on the NYSE on the last business day of the fiscal quarter immediately preceding the date when the individual becomes an eligible director. If an eligible director Retires within a year of becoming an eligible director, all of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires less than two years but at least one year after becoming an eligible director, then two-thirds of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires within three years but at least two years after becoming an eligible director, then one-third of the DSUs comprising the initial grant are forfeited and cancelled. Forfeiture does not apply if a director Retires due to a change of control of the Corporation. Ms. Perry received an initial grant of $180,000 in value of DSUs upon her appointment to the Board on October 20, 2013.

Directors' Fees Earned in 2013

        The compensation paid in 2013 by the Corporation to its directors is set out in Table 2, except for Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 12.

Table 2: Director Fees Earned in 2013

Name	Board Annual Retainer (a)	Board Chair Annual Retainer (b)	Committee Chair Annual Retainer (c)		Total Meeting Attendance Fees(1) (d)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)		Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))
Daniel P. DiMaggio	$65,000	—	—		$37,500	$102,500	50%/$51,250	12,487/$	120,000	—	$222,500
William A. Etherington	—	$130,000	—	(3)	$27,500	$157,500	100%/$157,500	18,731/$	180,000	—	$337,500
Laurette T. Koellner	$65,000	—	$20,000	(4)	$37,500	$122,500	50%/$61,250	12,487/$	120,000	—	$242,500
Joseph M. Natale	$65,000	—	—		$27,500	$92,500	100%/$92,500	12,487/$	120,000	—	$212,500
Carol S. Perry(5)	$16,250	—	—		$7,500	$23,750	100%/$23,750	2,884/$	30,000	16,319/$180,000	$233,750
Eamon J. Ryan	$65,000	—	$12,500	(6)	$27,500	$105,000	100%/$105,000	12,487/$	120,000	—	$225,000
Gerald W. Schwartz(7)	—	—	—		—	—	—		—	—	—
Michael M. Wilson	$65,000	—	—		$35,000	$100,000	100%/$100,000	12,487/$	120,000	—	$220,000

(1)
Includes travel fees payable to directors.

(2)
Represents grant date fair value. The annual retainer, and meeting fees elected to be received in DSUs, and the annual grant for 2013 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly for each such item was determined using the closing prices of SVS on the NYSE on the last business day of each quarter, which were $8.09 on March 28, 2013, $9.45 on June 28, 2013, $11.03 on September 30, 2013 and $10.40 on December 31, 2013. For directors who elected to receive 100% of their annual retainer and meeting fees in DSUs, no cash amounts were paid by the Corporation in respect of amounts set forth in column (e).

(3)
During 2013, Mr. Etherington was Chair of the Board and Chair of the Nominating and Corporate Governance Committee. Mr. Etherington does not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.

(4)
During 2013, Ms. Koellner was Chair of the Audit Committee.

(5)
Ms. Perry was appointed to the Board and to each of the Audit, Compensation, and Nominating and Corporate Governance Committees effective October 20, 2013 and received a prorated Board annual retainer for 2013. The number of DSUs granted in respect of Ms. Perry's initial grant of DSUs was determined using the closing price of SVS on the NYSE on September 30, 2013 ($11.03), being the last business day of the fiscal quarter immediately preceding the date when Ms. Perry became an eligible director.

(6)
During 2013, Mr. Ryan was Chair of the Compensation Committee. The committee chair annual retainer was increased from $10,000 to $15,000 effective July 1, 2013.

(7)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2013. However, Onex did receive compensation for providing the services of Mr. Schwartz as a director pursuant to a Services Agreement between the Corporation and Onex entered into on January 1, 2009. The initial term of the Services Agreement was one year and the agreement automatically renews for successive one-year terms unless either the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly instalments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.

        The total annual retainer and meeting fees earned by the Board in 2013 were $703,750. In addition, total annual grants of DSUs in the amount of $810,000, and an initial grant of DSUs in the amount of $180,000, were issued in 2013.

Directors' Ownership of Securities

  Outstanding Option-Based and Share-Based Awards

        In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting to directors of options to acquire SVS. Table 3 sets out under "Option-Based Awards" information relating to options granted to Mr. Etherington prior to the foregoing amendment and which remain outstanding. Mr. Schwartz, as an employee of Onex during that period, was not granted options. Messrs. DiMaggio, Natale, Ryan and Wilson and Mss. Koellner and Perry, all of whom became directors after 2005, have not been granted any options under the LTIP.

        DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash. DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. The total number of DSUs outstanding for each director is included in Table 3 under "Share-Based Awards".

        The following table sets out information concerning all option-based and share-based awards of the Corporation outstanding as of December 31, 2013 (this includes awards granted before the most recently completed financial year) for each director proposed for election at the Meeting (other than Mr. Muhlhauser, whose information is set out in Table 13).

Table 3: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding DSUs (#)	Payout Value of Outstanding DSUs ($)
Daniel P. DiMaggio	—	—	—	—	107,328		$1,116,211
William A. Etherington
May 10, 2004 —	5,000 —	$18.25 —	May 10, 2014 —	— —	— 262,808	$	— 2,733,203
Laurette T. Koellner	—	—	—	—	126,856		$1,319,302
Joseph M. Natale	—	—	—	—	73,113		$760,375
Carol S. Perry	—	—	—	—	21,487		$223,465
Eamon J. Ryan	—	—	—	—	170,421		$1,772,378
Gerald W. Schwartz(3)	—	—	—	—	—		—
Michael M. Wilson	—	—	—	—	83,465		$868,036

(1)
All option-based awards have vested.

(2)
Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2014 in respect of the fourth quarter of 2013. The payout value of such share-based awards was determined using a share price of $10.40, which was the closing price of the SVS on the NYSE on December 31, 2013.

(3)
Mr. Schwartz did not have any option-based or share-based awards from the Corporation outstanding as of December 31, 2013; however, 688,807 MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. For further information see footnote 3 to the Major Shareholders Table and footnote 7 to Table 2.

  Directors' Equity Interest

        The following table sets out, for each director proposed for election at the Meeting, such director's direct or indirect beneficial ownership of, or control or direction over, equity in the Corporation, and any changes therein since February 15, 2013.

Table 4: Equity Interest Other than Options and
Outstanding Share-Based Awards(1)(3)

Name	Date	SVS #	Market Value*
Daniel P. DiMaggio	Feb. 15, 2013 Feb. 14, 2014 Change	— — —	—
William A. Etherington	Feb. 15, 2013 Feb. 14, 2014 Change	10,000 10,000 —	$96,600
Laurette T. Koellner	Feb. 15, 2013 Feb. 14, 2014 Change	— — —	—
Craig H. Muhlhauser	Feb. 15, 2013 Feb. 14, 2014 Change	965,489 969,706 4,217	$9,367,360
Joseph M. Natale	Feb. 15, 2013 Feb. 14, 2014 Change	— — —	—
Carol S. Perry	Feb. 15, 2013 Feb. 14, 2014 Change	— — —	—
Eamon J. Ryan	Feb. 15, 2013 Feb. 14, 2014 Change	— — —	—
Gerald W. Schwartz(2)	Feb. 15, 2013 Feb. 14, 2014 Change	666,324 660,864 (5,460)	$6,383,946
Michael M. Wilson	Feb. 15, 2013 Feb. 14, 2014 Change	— — —	—

*
Based on the NYSE closing share price of $9.66 on February 14, 2014.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
As described in note 3 to the Major Shareholders Table, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 20,108,018 subordinate voting shares of Onex as of February 14, 2014.

(3)
Mr. Etherington also owns 10,000 subordinate voting shares of Onex. Other than Messrs. Schwartz and Etherington, no other director of the Corporation owns shares of Onex.

  Shareholding Requirements

        The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Guideline"). The Guideline provides that such a director who has been on the Board:

  •
  for five years or more must hold securities of the Corporation having a market value of at least five times that director's then applicable annual retainer and, after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Corporation;

  •
  for two years or more (but less than five years) must hold securities of the Corporation having a market value of at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years) must hold securities of the Corporation having a market value at least equal to that director's then applicable annual retainer; and

  •
  for less than a year is encouraged, but not required, to hold securities of the Corporation.

        Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all SVS and DSUs, are reviewed annually each year on December 31. The following table sets out, for each director proposed for election at the Meeting, whether such director was in compliance with the Guideline as of December 31, 2013.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Target Value as of December 31, 2013(1)	Value as of December 31, 2013(2)	Met Target as of December 31, 2013
Daniel P. DiMaggio	$195,000	$1,116,211	Yes
William A. Etherington	$650,000	$2,837,203	Yes
Laurette T. Koellner	$255,000	$1,319,302	Yes
Craig H. Muhlhauser(3)	N/A	N/A	N/A
Joseph M. Natale	$65,000	$760,375	Yes
Carol S. Perry(4)	N/A	N/A	N/A
Eamon J. Ryan	$400,000	$1,772,378	Yes
Gerald W. Schwartz(5)	N/A	N/A	N/A
Michael M. Wilson	$195,000	$868,036	Yes

(1)
Directors' target values are calculated by applying the applicable multiple from the Guideline to the sum of the director's Board annual retainer and committee chair annual retainer (if applicable).

(2)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $10.40, which was the closing price of the SVS on the NYSE on December 31, 2013.

(3)
Mr. Muhlhauser, as an officer of the Corporation, is not subject to the minimum shareholding requirements of the Guideline applicable to directors. See Executive Share Ownership for share ownership guidelines applicable to Mr. Muhlhauser in his role as President and Chief Executive Officer of the Corporation.

(4)
Ms. Perry was appointed to the Board on October 20, 2013. As she has been a director for less than a year, she is not yet subject to the minimum shareholding requirements of the Guideline.

(5)
Mr. Schwartz, as an officer of Onex, is not subject to the minimum shareholding requirements of the Guideline applicable to directors of the Corporation.

Attendance of Directors at Board and Committee Meetings

        The following table sets forth the attendance of directors at Board and Committee meetings from the beginning of 2013 to February 14, 2014.

Table 6: Directors' Attendance at Board and Committee Meetings

					Meetings Attended %
				Nominating and Corporate Governance
Director	Board	Audit	Compensation		Board	Committee
Daniel P. DiMaggio	9 of 9	7 of 7	6 of 6	5 of 5	100%	100%
William A. Etherington	9 of 9	7 of 7	6 of 6	5 of 5	100%	100%
Laurette T. Koellner	9 of 9	7 of 7	6 of 6	5 of 5	100%	100%
Craig H. Muhlhauser	9 of 9	—	—	—	100%	—
Joseph M. Natale	9 of 9	7 of 7	6 of 6	5 of 5	100%	100%
Carol S. Perry(1)	4 of 4	3 of 3	3 of 3	2 of 2	100%	100%
Eamon J. Ryan	9 of 9	7 of 7	6 of 6	5 of 5	100%	100%
Gerald W. Schwartz	8 of 9	—	—	—	89%	—
Michael M. Wilson	8 of 9	7 of 7	5 of 6	5 of 5	89%	94%

(1)
Ms. Perry was appointed to the Board and to each of the Audit, Compensation, and Nominating and Corporate Governance Committees effective October 20, 2013.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2013 is set out in the section Compensation Discussion and Analysis — 2013 Compensation Decisions.

Compensation Objectives

        The Corporation's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Corporation. The Compensation Committee reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

        A substantial portion of the compensation of our executives is linked to the Corporation's performance. A comparator group of similarly sized technology companies (the "Comparator Group") is set out in Table 8. The Corporation establishes target compensation with reference to the median compensation of the Comparator Group, however, neither each element of compensation nor total compensation must match such median exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

        The compensation package is designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives, through both annual incentives and equity-based incentives, for achieving operational and financial results that meet or exceed the Corporation's business plan and that are superior to those of direct competitors in the electronics manufacturing services ("EMS") industry;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

  Independent Advice

        The Compensation Committee, which has the sole authority to retain and terminate an executive compensation consultant, initially engaged the Compensation Consultant in October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of both the Comparator Group and the market in general.

        The Compensation Consultant may also assist management to review and, where appropriate, develop and recommend compensation programs that will ensure the Corporation's practices are competitive with market practices. The Compensation Consultant also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2013, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present.

        Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.

        Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support as well as agenda items for each Compensation Committee meeting throughout the year. Any service in excess of $25,000 provided by the Compensation Consultant at the request of management relating to executive compensation must be pre-approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the Compensation Committee.

Table 7: Fees of the Compensation Consultant

	Year Ended December 31
	2013			2012
Executive Compensation-Related Fees	C$	227,998	(1)	C$	255,013	(2)
All Other Fees	C$	6,927	(3)	C$	17,522	(3)

(1)
Comprised of annual retainer fee of C$200,000 (for services that include, among other things, compensation program risk assessment) and fees related to performance share unit valuation, preparation for and attendance at Celestica strategy meeting and review of director compensation.

(2)
Comprised of annual retainer fee of C$200,000 (for services that include, among other things, compensation program risk assessment) and fees related to performance share unit valuation, Celestica Team Incentive (CTI) plan design for executives and non-executives, long-term incentive plan design analysis for executives and non-executives, competitive market analysis and other ad hoc market research.

(3)
Represents fees for non-executive compensation surveys.

  Compensation Process

        The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Committee evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Committee and provides compensation recommendations. The Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant and exercises its independent judgment to determine if any adjustments are required prior to approval.

        The Compensation Committee generally meets five times a year in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, selects the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO, together with the Compensation Consultant, develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, preliminary compensation proposals for the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making decisions related to equity-based compensation. The CEO and the CLAO are not present at the Compensation Committee meetings when their respective compensation is discussed.

        The foregoing process is also followed for determining the CEO's compensation, except that the CLAO works with the Compensation Consultant to develop a proposal for base salary and equity-based incentive grants. The Compensation Committee then reviews the proposal with the Compensation Consultant in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation.

        Based on a management plan approved by the Board, the annual incentive plan targets are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the annual incentive plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation's year-end results as approved by the Audit Committee. The amounts related to the annual incentive plan are then paid in February.

  Compensation Risk Assessment

        The Compensation Committee, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, including those identified by the Canadian Securities Administrators ("CSA"); identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

        In 2011, the Compensation Committee engaged the Compensation Consultant, to assist with a comprehensive risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive and the Corporation's two long-term incentive plans. The compensation risk assessment included interviews with key Board and management representatives to (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk-taking; and (c) understand how risk is governed and managed at the Corporation. The Compensation Consultant also reviewed documentation relating to the Corporation's risk factors and compensation governance processes and programs. The Corporation's executive compensation programs for the NEOs were reviewed against the Compensation Consultant's compensation risk assessment framework. Results of the review were presented to the Compensation Committee.

        In April 2012 and July 2013, the Compensation Consultant reviewed actions taken by the Corporation and applicable governance trends in risk oversight of executive compensation since the comprehensive risk assessment had been conducted in 2011. In each case, based on the results of such assessments and its own independent analysis, the Compensation Committee concluded that the Corporation's compensation programs did not promote excessive risk-taking that is reasonably likely to have a material adverse effect on the Corporation, and that proper risk mitigation features are in place within the Corporation's compensation programs.

        The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation risk. Key risk-mitigating features in the Corporation's compensation governance processes and compensation structure include:

  •
  Compensation objectives.  The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy. See Compensation Discussion and Analysis — Compensation Objectives.

  •
  Annual review of incentive programs.  Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under Celestica's Share Unit Plan ("SUP") and the LTIP that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability. When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. In particular, the CEO compensation is stress-tested annually.

  •
  External independent compensation advisor.  The Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and compensation risk management.

  •
  Variable compensation mix.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual performance incentive and long-term, equity-based incentive plans). The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements. This mix provides a strong pay-for-performance relationship: it provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

  •
  Incentive plan payouts capped.  The annual performance incentive has a maximum payout cap for executives of two times target. Two adjusted EBIAT (as defined in footnote 1 to Table 11) "gates" exist for any payout to occur under the annual incentive and, additionally, target adjusted EBIAT must be achieved for other measures to pay above target. The PSU payout factor is also capped at two times target.

  •
  Share ownership requirement.  The Corporation's share ownership guidelines require the CEO, Executive Vice Presidents and Senior Vice Presidents to continue to hold a minimum amount of the Corporation's securities to align their interests with the long-term performance of the Corporation. This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance.

  •
  Anti-hedging policy.  Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation.

  •
  Clawback policy.  A clawback policy is in place for the CEO and CFO. In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

  •
  Severance protection.  NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three-year duration for the CEO, two years for other NEOs).

        It is the Compensation Committee's view that the Corporation's compensation policies and practices do not encourage inappropriate or excessive risk-taking.

  Comparator Companies

        The Compensation Committee establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, which is comprised of companies in the technology sector that are of comparable size, scope, market presence and/or complexity to the Corporation. The revenues of the Comparator Group companies are generally in the range of half to twice the Corporation's revenues. Because of the international scope and the size of the Corporation, the Comparator Group is composed of companies with international operations, thus allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes for talent. In 2013, changes were made to the Comparator Group used in 2012. Two companies were removed that exceeded the guideline revenue range and had significantly higher asset values and market capitalization than the Corporation. Two companies were added that were reasonably similar to the Corporation's size and scope and representative of companies with which the Corporation may compete for executive talent.

        The following table, which was reviewed by the Compensation Committee at its July 2013 meeting, sets out the Corporation's 2013 Comparator Group companies.

Table 8: Comparator Group(1)

Company Name	2012 Annual Revenue (millions)	Company Name	2012 Annual Revenue (millions)
Advanced Micro Devices Inc.	$5,422	NVIDIA Corp.(2)	$4,280
Agilent Technologies Inc.	$6,858	Plexus Corp.	$2,307
Applied Materials Inc.	$8,719	Sanmina-SCI Corp.	$6,093
Benchmark Electronics, Inc.	$2,468	SanDisk Corp.	$5,053
Broadcom Corp.	$7,820	Texas Instruments Inc.	$12,825
Corning Inc.	$8,012	TE Connectivity Ltd. (formerly Tyco
Flextronics International Ltd.(2)	$23,569	Electronics Ltd.)	$13,282
Harris Corp.	$5,451	Western Digital Corp.	$12,478
Jabil Circuit Inc.	$17,152	25th Percentile	$4,344
Juniper Networks, Inc.	$4,365	50th Percentile	$6,213
Lexmark International Inc.	$3,798	75th Percentile	$9,659
Micron Technology Inc.	$8,234
Molex Inc.	$3,489
NCR Corp.	$5,730	Celestica Inc.	$6,507
NetApp, Inc.	$6,332	Percentile 54th percentile

(1)
All data was provided by the Compensation Consultant and sourced by it from Standard & Poor's Capital IQ as at June 30, 2013.

(2)
Figures shown for these companies reflect fiscal 2013 revenue.

        Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is referenced in accordance with a process approved by the Compensation Committee. The Compensation Committee considered such survey data, among other things, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining compensation for the CEO and the other NEOs.

Compensation Hedging Policy

        The Corporation has adopted a policy regarding executive officer and director hedging. The policy prohibits executives and directors from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executives may not sell short, buy put options or sell call options on the Corporation's securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which hedge or offset a decrease in the market value of the Corporation's securities.

"Clawback" Provisions

        The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of securities of the Corporation during that period.

        In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the SUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

  •
  accepts employment with, or accepts an engagement to supply services, directly or indirectly to, a third party that is in competition with the Corporation or any of its subsidiaries; or

  •
  fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

  •
  on his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

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

  •
  benefits; and

  •
  perquisites.

  Weighting of Compensation Elements

        The at-risk portion of total compensation has the highest weighting at the most senior levels of management. Annual and equity-based incentive plan rewards are contingent upon the Corporation's performance, aligning senior management incentives with shareholder interests. The target weighting of compensation elements for NEOs for 2013 is set out in the following table.

Table 9: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives
CEO	12.9%	16.1%	71.0%
Executive Vice Presidents	20.1%	16.0%	63.9%

        The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion in 2013 with respect to any NEO.

  Base Salary

        The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are reviewed against those in the Comparator Group, with base salary determined with reference to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

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

        Business Results Factor: The Business Results Factor of CTI is based on certain corporate financial goals (described in more detail below) established at the beginning of the performance period and approved by the Compensation Committee and can vary from 0% to 200%.

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

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved for the Business Results Factor to exceed zero, and (ii) the maximum CTI payment is two times the target incentive.

        Target Award: The Target Award is calculated as each NEO's Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year).

  Equity-Based Incentives

        The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and stock options. The objectives of equity-based compensation are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward contribution to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain the qualified and experienced employees who are critical to the Corporation's success.

        At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs based on the Comparator Group data analysis. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends 48 hours after the Corporation's year-end results have been released.

        Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The mix of equity-based incentives is reviewed and approved by the Compensation Committee each year.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of each month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chair of the Compensation Committee.

  RSUs

        NEOs are granted RSUs under either the LTIP or the SUP as part of the Corporation's annual grant. Each RSU entitles the holder to one SVS on the release date. The issuance of such shares may be subject to vesting requirements, including such time or other conditions as may be determined by the Board of Directors in its discretion. RSUs granted by the Corporation generally are released in instalments of approximately one-third per year, over three years. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the LTIP to authorize the settlement of, and has the right under the SUP to settle, RSUs in either cash or SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

        NEOs are granted PSUs under the LTIP or the SUP. Each PSU entitles the holder to receive one SVS on the applicable release date. The issuance of such shares may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest and the market price of the SVS at the time of release. The Corporation has the right under the LTIP to authorize the settlement of, and has the right under the SUP to settle, the PSUs in either cash or SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.

  Stock Options

        If applicable, NEOs are awarded stock options under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. In determining the number of stock options to be granted, the Corporation keeps within a maximum level for option "burn rate", which refers to the number of shares issuable pursuant to stock options granted under the LTIP in a given year relative to the total number of shares outstanding. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The plan is not an evergreen plan and no stock options have been re-priced.

  Other Compensation

  Benefits

        NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are based on market median levels in the local geography.

  Perquisites

        NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic. The Corporation also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and the tax equalization payments, if any, associated with the fact that Mr. Muhlhauser performs a portion of his services in the United States.

2013 Compensation Decisions

        Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation comparable to the median of the Comparator Group.

  Comparator Companies and Market Positioning

        Salary, target annual incentive and equity-based incentive grants for the NEOs were established with reference to the market median of the Comparator Group for each such element.

  Base Salary

        The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

        Messrs. Muhlhauser and Myers did not receive increases in 2013 as their existing base salaries were competitive with the Comparator Group. The Compensation Committee granted increases to Messrs. McCaughey and Andrade and Ms. DelBianco on April 1, 2013 to improve alignment with the median base salaries of the Comparator Group. Mr. McCaughey's salary increased from $400,000 to $450,000, Ms. DelBianco's salary increased from $444,000 to $460,000, and Mr. Andrade's salary increased from $413,000 to $450,000.

  Equity-Based Incentives

        For equity grants made in 2014 in respect of 2013 performance, the Compensation Committee determined that the mix should be comprised of RSUs (50% weight) and PSUs (50% weight) and that no stock options would be granted to NEOs. Previously, for equity grants made in 2013 in respect of 2012 performance, the mix consisted of RSUs (40% weight), PSUs (35% weight) and stock options (25% weight). In reaching its decision to modify the mix in respect of 2013 performance as compared to the mix in respect of 2012 performance, the Committee took into account competitive equity compensation trends and practices among the Corporation's Comparator Companies and the Corporation's critical need to attract and retain key talent to effectively execute on its strategic business goals. The number of PSUs issued under the LTIP and the number of RSUs issued under the SUP to the NEOs was based on the closing price of the SVS on the NYSE on the day prior to the grant. See the discussion regarding Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

        On February 4, 2014, the Corporation awarded equity-based compensation to the following NEOs in respect of their 2013 performance, as set forth in the table below.

Table 10: NEO Equity Awards

Name	RSUs (#)(1)(2)	PSUs (#)(1)(3)	Stock Options (#)	Value of Equity Award(4)
Craig H. Muhlhauser	297,941	297,941	—	$5,500,000
Darren Myers	86,673	86,673	—	$1,600,000
Michael McCaughey	81,256	81,256	—	$1,500,000
Elizabeth L. DelBianco	77,193	77,193	—	$1,425,000
Michael Andrade	75,839	75,839	—	$1,400,000

(1)
Grants were based on share price of $9.23, which was the closing price of the SVS on the NYSE on February 3, 2014.

(2)
The RSUs will be released in instalments of approximately one-third per year over three years.

(3)
The number of PSUs is included at 100% of target level of performance.

(4)
Represents the aggregate grant date fair value of RSUs and PSUs (as no stock options were granted to NEOs for 2013 performance). See footnote 1 above.

        PSUs granted in 2014 in respect of 2013 NEO compensation vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of target and will be determined by Celestica's total shareholder return ("TSR") and non-IFRS Return on Invested Capital ("ROIC") ranking against five direct competitors in the EMS industry (Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Company and Plexus Corp., collectively, the "EMS Competitors"). Of the target number of PSUs granted to each NEO, 60% will vest based on Celestica's TSR ranking and 40% will vest based on Celestica's ROIC ranking, each calculated as described below.

        The PSUs that will vest based on Celestica's TSR ranking (as determined by the Corporation) will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the EMS Competitors;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR ranking as set out in the table below;

  •
  if, however, any of the EMS Competitors has a TSR ranking that is within 500 basis points (+/-5%) of Celestica's TSR ranking, then the percentage of the target number that will vest will be the average of the percentages in the table below that correspond to the TSR ranking of each such EMS Competitor (for example, if Celestica's TSR was 50% with a TSR ranking of fifth and a EMS Competitor's TSR was 55% with a TSR ranking of fourth, 60% of the target number would vest (i.e., (40% + 80%)/2); and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR ranking amongst the EMS Competitors, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Celestica's TSR Ranking	Percentage of target number that will vest
First	200%
Second	160%
Third	120%
Fourth	80%
Fifth	40%
Sixth	0%

        The PSUs that will vest based on Celestica's ROIC ranking amongst the EMS Competitors (as determined by the Corporation) will be determined as follows:

Celestica's ROIC Ranking	Percentage of target number that will vest
Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%

        The value of the RSUs granted on February 4, 2014 in respect of 2013 performance was determined at the January 2014 meeting of the Compensation Committee. The number of RSUs granted was determined using the closing price on February 3, 2014 on the NYSE of $9.23.

  Annual Incentive Award (CTI)

  2013 Business Results Factor

        The Business Results Factor portion of the CTI calculation is based on the performance of certain financial measures and associated targets for such measures. The Business Results Factor for 2013 was 122% based on the following results:

Table 11: Business Results Factor

Measure	Weight	Percentage Achievement Relative to Target
Operating Margin (adjusted EBIAT margin)(1)	50%	141%
Corporate Revenue(2)	25%	69%
Corporate ROIC(3)	25%	136%

Business Results Factor		122%

(1)
Operating Margin is a non-International Financial Reporting Standards ("non-IFRS") measure calculated as non-IFRS adjusted EBIAT divided by Corporate Revenue. "Adjusted EBIAT" is earnings before interest and fees relating to the Corporation's credit facilities and accounts receivable sales program, amortization of intangible assets (excluding computer software), and income taxes. Adjusted EBIAT also excludes, in the periods where such charges have been recorded, employee stock-based compensation, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)
Corporate Revenue means the Corporation's gross annual revenue.

(3)
Corporate ROIC is a non-IFRS measure calculated as adjusted EBIAT divided by non-IFRS average net invested capital, where non-IFRS average net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable.

        In determining the Business Results Factor, the Corporation uses the following non-IFRS measures: adjusted EBIAT, operating margin (adjusted EBIAT as a percentage of revenue), net invested capital and ROIC. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Additional information regarding these non-IFRS measures can be found in the Management's Discussion and Analysis section of the Corporation's Annual Report on Form 20-F.

  Individual Performance Factor

        At the beginning of each year, the Board and the CEO agree on performance goals for the CEO. Goals for the other NEOs that align with the CEO's goals are then established and agreed to by the CEO. For 2013, the CEO's goals focused on: customer growth and financial performance, operational effectiveness, and succession planning. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements and the criteria and payment of annual incentive awards remains at the discretion of the Board of Directors.

Chief Executive Officer

        Customer Growth and Financial Performance: Adjusted revenue increased slightly in 2013 on a non-IFRS basis (after excluding the revenue impact of the disengagement from BlackBerry, which represented 12% of the Corporation's revenue in 2012), but at $5.8 billion was slightly below target. Revenue from the Diversified Markets business grew 11% year-over-year but growth was below the aggressive target set by the Corporation. Non-IFRS ROIC* fell from 21.5% in 2012 to 17.9% in 2013; however, it exceeded target of 15.7%. Non-IFRS adjusted EPS* for 2013 of $0.83 exceeded plan by 10 cents. Non-IFRS operating margin* of 3% for 2013 reflected improvements every quarter during the year. The Corporation continued to make strategic investments in a number of areas to drive future growth, including complex mechanical and JDM (joint design and manufacturing). The Corporation repurchased and cancelled 4.1 million SVS during the year under a Normal Course Issuer Bid, generated $98 million in non-IFRS free cash flow*, and ended the year with net cash of $544 million, more than any of its top 5 North American competitors.

        Operational Effectiveness: Production spending as a percentage of operational market value added was slightly above (i.e., worse than) plan, and reductions in selling, general and administrative (SG&A) expense exceeded plan. The Corporation continued its track record of delivering strong operational performance as evidenced by its #1 or #2 ranking on the majority of customers' supplier-satisfaction "scorecards".

        Succession Planning: The Corporation placed considerable focus on talent management and individual development planning in order to ensure a strong pipeline of future leaders with the right skills to achieve our long-term objectives. Particular emphasis was placed on identifying individuals who could be successors for key roles within one year. The number of such positions with identified successors who meet the designated criteria exceeded target.

Other NEOs

        Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives. Each NEO has performance objectives that are assessed at year-end and objective measures align with the targets for the CEO. The CEO undertakes an assessment of the NEO's contributions to the Corporation's results, including his subjective judgment of each of the NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either partially met expectations, met expectations or exceeded expectations for 2013 based on his or her individual performance and contribution to corporate goals and objectives.

        Factors considered in the evaluation of each NEO included the following:

  (i)
  Mr. Myers' organization successfully led a number of initiatives in support of the Corporation's goals and objectives including an increased focus on analytics, technology and tools to facilitate decision-making, a strong model for cash management and treasury initiatives such as the Corporation's Normal Course Issuer Bid that allows the repurchase of up to approximately 5% of our outstanding shares that is available until August 2014. Under Mr. Myers leadership, the finance organization continues to work collaboratively with business leaders to anticipate and prepare for opportunities in order to achieve the Corporation's 2014 to 2016 strategic goals.

  (ii)
  Mr. McCaughey's responsibility for Communications and Enterprise ("C&E") business unit was expanded in 2013 to include the Managed Services organizations that are comprised of Global Design, Engineering and After-Market Services. Revenue from C&E declined 2% from 2012, driven by the challenging business environment in the server end market, including the insourcing of a program by

*
See "Non-IFRS measures" in Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the definition, components and uses of non-IFRS ROIC, adjusted EPS, operating margin and free cash flow, as well as a reconciliation of such non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists). These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

    one customer, partially offset by growth from new program wins in the communications end market. In the fourth quarter of 2013, C&E contributed to 67% of total fourth quarter revenue. Strategic investments in JDM enabled a solid year of bookings for that business unit. The Corporation was also recognized by many core customers, including earning the Supplier of the Year award from EMC Corporation and achieving high satisfaction rankings among the supplier "scorecards" of certain key customers.

  (iii)
  Ms. DelBianco's organization successfully led a number of initiatives across the areas of her responsibility, including legal and contracts, compliance, human resources, communications and sustainability. In support of the Corporation's goals and objectives, her organization: made significant contributions to cash flow through legal recoveries; expanded contract performance initiatives; developed new marketing communications tools to support new areas of growth; improved HR data reporting, analytics and systems; further enhanced talent development and succession planning programs; implemented a "one-team, one-vision" global incentive plan; and established sustainability as a competitive differentiator.

  (iv)
  Mr. Andrade continues to make progress in executing the Corporation's strategy to diversify its customer base and revenue mix. The Diversified Markets ("DM") business unit's revenue grew 11% year-over-year, representing 25% of total revenue in 2013, up from 20% in 2012. In the fourth quarter of 2013, DM contributed to 27% of total fourth quarter revenue. Within the DM, the Industrial, Semiconductor, and Aerospace and Defense businesses realized strong growth primarily due to new programs.

  Target Award

        The Target Award (as a percentage of base salary) for each eligible NEO was as follows:

  •
  125% for Mr. Muhlhauser; and

  •
  80% for Messrs. Myers, McCaughey and Andrade and Ms. DelBianco. Based on a review of the competitive market, the Compensation Committee increased the target incentive opportunity for Mr. Myers to 100%, effective January 1, 2014.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2011 through December 31, 2013.

Table 12: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)

Craig H. Muhlhauser	2013	$1,000,000	$5,500,000	—	$1,525,000	$115,000	$188,723	$8,328,723
President and Chief	2012	$1,000,000	$3,375,000	$1,125,000	—	$142,400	$92,328	$5,734,728
Executive Officer	2011	$1,000,000	$3,375,000	$1,125,000	$967,500	$228,897	$53,650	$6,750,047

Darren Myers(7)	2013	$500,000	$1,600,000	—	$536,800	$49,497	$800	$2,687,097
EVP, Chief Financial Officer	2012	$370,280	$1,125,000	$375,000	—	$43,272	$901	$1,914,453
	2011	$349,498	$450,000	$150,000	$178,538	$53,564	$911	$1,182,511

Michael McCaughey	2013	$437,671	$1,500,000	—	$512,601	$46,434	$1,071	$2,497,777
EVP, Communications,	2012	$388,187	$1,150,000	$350,000	—	$47,868	$1,338	$1,937,393
Enterprise and Managed Services	2011	$387,094	$600,000	$200,000	$215,720	$66,785	$1,353	$1,470,952

Elizabeth L. DelBianco	2013	$456,055	$1,425,000	—	$445,109	$49,895	$1,314	$2,377,373
EVP and Chief Legal &	2012	$444,000	$1,068,750	$356,250	—	$57,223	$1,763	$1,927,986
Administrative Officer	2011	$444,000	$1,068,750	$356,250	$274,925	$79,394	$1,782	$2,225,101

Michael Andrade	2013	$440,877	$1,400,000	—	$301,207	$47,684	$1,143	$2,190,911
EVP, Diversified Markets	2012	$410,888	$1,150,000	$350,000	—	$47,876	$1,508	$1,960,272
	2011	$414,423	$645,000	$215,000	$192,458	$65,583	$3,548	$1,536,012

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2013 represent RSUs and PSUs that were issued under the SUP and LTIP, respectively, on February 4, 2014 in respect of 2013 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grant, and see Compensation Discussion and Analysis — 2013 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the awards. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0% to 200% of the target grant, depending on Celestica's level of achievement of pre-determined performance measure(s) as described in this Annual Report.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 12 is the same as the accounting fair value of such awards. The accounting fair values of the PSU portion of the share-based awards to the NEOs with respect to 2013 were as follows: Mr. Muhlhauser — $2.8 million; Mr. Myers — $0.8 million; Mr. McCaughey — $0.8 million; Ms. DelBianco — $0.7 million; and Mr. Andrade — $0.7 million. The accounting fair values for the PSU portion of the share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. The cost the Corporation records for PSUs granted for 2011, and 60% of PSUs granted for 2012 and 2013, is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the TSR of Celestica relative to the TSR of a pre-defined EMS competitor group. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. The remaining 40% of the PSUs vest based on ROIC, which is a non-market performance condition.

(3)
All amounts in this column represent the grant date fair value of option-based awards. There were no stock options granted to the NEOs with respect to 2013 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the value of option-based awards. The grant date fair value of the option-based awards in Table 12 with respect to 2011 and 2012 performance is the same as the accounting fair value of such awards.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the plan.

(5)
Pension values for Messrs. Myers, McCaughey and Andrade and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
In 2013, amounts in this column for Mr. Muhlhauser represent: tax equalization payments of $94,563; housing expenses of $39,980 while in Canada, group life insurance premiums totalling $22,098, a 401(k) contribution of $15,000, travel expenses between Toronto and New Jersey of $14,582 and tax preparation fees of $2,500.

(7)
Mr. Myers was promoted to EVP, CFO effective December 6, 2012.

Option-Based and Share-Based Awards

        The following table provides details of each stock option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2013.

Table 13: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Payout Value of Share Awards that have not Vested at Target ($)(4)	Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Craig H. Muhlhauser
Jun. 6, 2005	50,000		$13.00	Jun. 6, 2015	—	—	—	—	—	—
Jan. 31, 2006	148,488		$10.00	Jan. 31, 2016	$59,395	—	—	—	—	—
Feb. 2, 2007	125,000		$6.05	Feb. 2, 2017	$543,750	—	—	—	—	—
Feb. 5, 2008	225,000		$6.51	Feb. 5, 2018	$875,250	—	—	—	—	—
Feb. 3, 2009	520,833		$4.13	Feb. 3, 2019	$3,265,623	—	—	—	—	—
Feb. 2, 2010	217,865		$10.20	Feb. 2, 2020	$43,573	—	—	—	—	—
Feb. 1, 2011	258,462		$9.87	Feb. 1, 2021	$136,985	177,305	—	$1,843,972	$3,687,944	—
Jan. 31, 2012	287,270		$8.21	Jan. 31, 2022	$629,121	338,002	$1,520,095	$3,515,221	$5,510,346	—
Jan. 28, 2013	301,655		$8.24	Jan. 28, 2023	$651,575	409,588	$2,271,849	$4,259,715	$6,247,582	—
Feb. 4, 2014	—		—	—	—	595,882	$2,749,995	$5,500,000	$8,249,986	—

Darren Myers
Sep. 5, 2008	10,000	C$	8.06	Sep. 5, 2018	$28,932	—	—	—	—	—
Feb. 2, 2010	26,144	C$	10.77	Feb. 2, 2020	$6,853	—	—	—	—	—
Feb. 1, 2011	31,015	C$	9.87	Feb. 1, 2021	$35,231	21,277	—	$228,056	$456,113	—
Jan. 31, 2012	38,303	C$	8.26	Jan. 31, 2022	$103,381	45,068	$208,892	$483,059	$757,226	—
Jan. 28, 2013	100,552	C$	8.29	Jan. 28, 2023	$268,464	136,530	$780,474	$1,463,390	$2,146,305	—
Feb. 4, 2014	—		—	—	—	173,346	$861,681	$1,723,362	$2,585,043	—

Michael McCaughey
Jul. 5, 2005	15,000	C$	16.20	Jul. 5, 2015	—	—	—	—	—	—
Jan. 31, 2006	20,455	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2010	34,858	C$	10.77	Feb. 2, 2020	$9,138	—	—	—	—	—
Feb. 1, 2011	20,677	C$	9.87	Feb. 1, 2021	$23,487	28,369	—	$304,072	$608,143	—
Jan. 31, 2012	38,302	C$	8.26	Jan. 31, 2022	$103,378	60,090	$278,519	$644,071	$1,009,624	—
Sep. 5, 2012	—		—	—	—	13,055	$139,929	$139,929	$139,929	—
Jan. 28, 2013	93,848	C$	8.29	Jan. 28, 2023	$250,565	127,427	$728,436	$1,365,819	$2,003,203	—
Feb. 4, 2014	—		—	—	—	162,512	$807,827	$1,615,653	$2,423,480	—

Elizabeth L. DelBianco
Jan. 31, 2004	16,667	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	11,300	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2010	65,359	C$	10.77	Feb. 2, 2020	$17,133	—	—	—	—	—
Feb. 1, 2011	38,769	C$	9.87	Feb. 1, 2021	$44,039	53,191	—	$570,125	$1,140,250	—
Jan. 31, 2012	68,227	C$	8.26	Jan. 31, 2022	$184,147	107,034	$496,103	$1,147,238	$1,798,373	—
Jan. 28, 2013	95,524	C$	8.29	Jan. 28, 2023	$255,040	129,703	$741,449	$1,390,215	$2,038,981	—
Feb. 4, 2014	—		—	—	—	154,386	$767,433	$1,534,867	$2,302,300	—

Michael Andrade
Jan. 31, 2004	26,667	C$	22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	18,000	C$	18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	11,364	C$	11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2010	34,858	C$	10.77	Feb. 2, 2020	$9,138	—	—	—	—	—
Feb. 1, 2011	33,083	C$	9.87	Feb. 1, 2021	$37,580	22,695	—	$243,255	$486,510	—
Mar. 11, 2011	7,435	C$	10.69	Mar. 11, 2021	$2,526	5,100	—	$54,664	$109,328	—
Jan. 31, 2012	33,515	C$	8.26	Jan. 31, 2022	$90,458	52,579	$243,705	$563,565	$883,425	—
Sep. 5, 2012	—		—	—	—	13,055	$139,929	$139,929	$139,929	—
Jan. 28, 2013	93,848	C$	8.29	Jan. 28, 2023	$250,565	127,427	$728,436	$1,365,819	$2,003,203	—
Feb. 4, 2014	—		—	—	—	151,678	$753,972	$1,507,944	$2,261,917	—

(1)
Includes share-based awards granted on February 4, 2014 in respect of 2013 performance. See Compensation Discussion and Analysis — 2013 Compensation Decisions — Equity-Based Incentives for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options for Mr. Muhlhauser was determined using a share price of $10.40, which was the closing price of SVS on the NYSE on December 31, 2013. For Messrs. Myers, McCaughey and Andrade and Ms. DelBianco, a share price of C$11.04 was used, which was the closing price of the SVS on the TSX on December 31, 2013, converted to U.S. dollars at the average exchange rate for 2013 of $1.00 equals C$1.0300.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Payout values at minimum vesting include the value of RSUs only as the minimum value of PSUs would be $0.0 if the performance condition is not met. Payout value at target vesting is determined using 100% of PSUs vesting and payout values at maximum vesting is determined using 200% of PSUs vesting. Payout values for Mr. Muhlhauser are determined using a share price of $10.40, which was the closing price of the SVS on the NYSE on December 31, 2013, except for the share-based awards granted on February 4, 2014 in respect of 2013 performance for which the payout values are determined using a share price of $9.23, which was the closing price of the SVS on the NYSE on February 3, 2014, the last business day before the grants. Payout values for Messrs. Myers, McCaughey and Andrade and Ms. DelBianco are determined using a share price of C$11.04, which was the closing price of the SVS on the TSX on December 31, 2013, converted to U.S. dollars, except for the share-based awards granted on February 4, 2014 in respect of 2013 performance for which the payout values are determined using a share price of C$10.24, which was the closing price of the SVS on the TSX on February 3, 2014, the last business day before the grants, converted to U.S. dollars.

        The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2013 and the value of annual incentive awards earned in respect of 2013 performance.

Table 14: Incentive Plan Awards — Value Vested or Earned in 2013

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Craig H. Muhlhauser	$638,888	$3,925,722	$1,525,000

Darren Myers	$54,004	$469,059	$536,800

Michael McCaughey	$72,007	$625,399	$512,601

Elizabeth L. DelBianco	$135,011	$1,163,414	$445,109

Michael Andrade	$72,007	$609,195	$301,207

(1)
Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2013 and were in-the-money on the vesting date.

Stock options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

February 3, 2013	$4.13	$7.81

  Stock options for Messrs. Myers, McCaughey and Andrade and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of SVS on Vesting Date

February 3, 2013	C$	5.13	C$	7.80

(2)
Amounts in this column reflect share-based awards that were released in 2013. Share-based awards were released for Mr. Muhlhauser based on the price of the SVS on the NYSE as follows:

Type of Award	Date	Price

RSU	January 31, 2013	$7.80

RSU	February 1, 2013	$7.85

PSU	February 4, 2013	$7.81

RSU	December 2, 2013	$10.09

  Share-based awards were released for Messrs. Myers and McCaughey and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 31, 2013	C$7.79

RSU	February 1, 2013	C$7.81

PSU	February 4, 2013	C$7.80

RSU	December 2, 2013	C$10.73

  Share-based awards were released for Mr. Andrade based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 31, 2013	C$7.79

RSU	February 1, 2013	C$7.81

PSU	February 4, 2013	C$7.80

RSU	February 5, 2013	C$7.81

RSU	December 2, 2013	C$10.73

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2013 of $1.00 equals C$1.03. PSUs that vested in 2013 were paid out at 200% as a result of the Corporation's ROIC performance (the sole performance vesting criterion for such PSUs) being equal to or greater than the highest performance of the applicable EMS competitor group.

(3)
Consists of payments under the CTI made in February 2014 in respect of 2013 performance. See Compensation Discussion and Analysis — 2013 Compensation Decisions — Target Award. These are the same amounts as disclosed in Table 12 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

        The following table sets out the gains realized by NEOs from exercising stock options in 2013.

Table 15: Gains Realized by NEOs from Exercising Options

Name	Amount

Craig H. Muhlhauser	—

Darren Myers	$130,170

Michael McCaughey	$143,182

Elizabeth L. DelBianco	$809,402

Michael Andrade	$128,943

Securities Authorized for Issuance Under Equity Compensation Plans

Table 16: Equity Compensation Plans as at December 31, 2013(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)

Equity Compensation Plans Approved by Securityholders	LTIP (Options)	5,286,900	$8.83/C$11.30	N/A

	LTIP (RSUs)	1,961,445	N/A	N/A

	LTIP (PSUs)	—	N/A	N/A

	Total(3)	7,248,345	$8.83/C$11.30	11,991,396

(1)
This table sets forth information, as of December 31, 2013, with respect to subordinate voting shares of the Corporation authorized for issuance under the LTIP, and does not include subordinate voting shares of the Corporation purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation's other equity compensation plans. The LTIP, which was approved by the Corporation's shareholders, is the only equity compensation plan pursuant to which the Corporation may issue subordinate voting shares to settle equity awards.

(2)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(3)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 4.00% of the total number of outstanding shares at December 31, 2013 (LTIP (Options) — 2.92%; LTIP (RSUs) — 1.08%; and LTIP (PSUs) — 0.00%).

Equity Compensation Plans

  Long-Term Incentive Plan

        The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the Corporation was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

        Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that no more stock option grants under the LTIP would be made to directors. Under the LTIP, as of February 14, 2014, 10,531,276 SVS have been issued from treasury, 4,775,713 SVS are issuable under outstanding stock options, and 1,199,854 SVS are issuable under outstanding RSUs, and up to 2,561,702 SVS are issuable under outstanding PSUs (assuming vesting at 200%). Also as of February 14, 2014, 18,468,724 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the market.

        As of February 14, 2014, the Corporation had a "gross overhang" of 10.2%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options and RSUs and PSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 4.7%.

        The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS. The aggregate number of options, rights and share units that may be granted under the LTIP in any given year is limited such that the aggregate of the SVS issuable upon option exercise, the number of rights granted and the number of share units cannot exceed 1.2% of the average aggregate number of SVS and MVS outstanding during that period.

        Vested stock options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

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

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the SVS at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.

        Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of SVS upon vesting. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long term disability is subject to pro-ration, unless otherwise determined by the Corporation. On January 29, 2014, the Compensation Committee approved the implementation of certain amendments to the LTIP relating to share units. The amendments provide for the express designation of share units as either RSUs (restricted share units), which have time-based vesting conditions or PSUs (performance share units), which have performance-based vesting conditions, and that, in the case of retirement, unless otherwise determined by the Corporation, the pro-rated vesting of PSUs shall be determined based on actual performance achieved during the period specified for the grant by the Corporation.

        The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of SVS that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

  (g)
  increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation's total issued and outstanding SVS and MVS);

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

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

  Share Unit Plan

        The SUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the SUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the SUP. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

Pension Plans

        The following table provides details of the amount of Celestica's contributions to its pension plans and the accumulated value thereunder as of December 31, 2013 for each NEO.

Table 17: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Craig H. Muhlhauser(2)	$563,787	$115,000	$802,297

Darren Myers(3)	$214,212	$49,497	$276,806

Michael McCaughey(3)	$246,029	$46,434	$295,013

Elizabeth L. DelBianco(3)	$555,536	$49,895	$681,524

Michael Andrade(3)	$698,749	$47,684	$737,016

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2013.

(2)
Amounts for Mr. Muhlhauser include amounts in his supplementary retirement plan and do not include amounts in his 401(k) plan. Refer to Table 12 for the Corporation's contribution to Mr. Muhlhauser's 401(k) plan for 2013.

(3)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2012 Form 20-F for Messrs. Myers, McCaughey and Andrade and Ms. DelBianco is attributable to different exchange rates used in the 2012 and 2013 Form 20-Fs. The exchange rate used in the 2012 Form 20-F was $1.00 = C$0.9995.

        Mr. Muhlhauser participates in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2013, is $15,300. Mr. Muhlhauser also participates in a supplementary retirement plan that is also a defined contribution plan. It is designed to provide an annual contribution equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Mr. Muhlhauser and he is entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

        Messrs. Myers, McCaughey and Andrade and Ms. DelBianco participate in the defined contribution portion of the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan"). The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Myers, McCaughey and Andrade and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers

        The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Mr. Muhlhauser and Ms. DelBianco

        The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Corporation, they are terminated without cause or resign for good reason as defined in their agreements (a "double trigger" provision), where good reason includes, without limitation, a material adverse change in position or duties or a required relocation from Toronto at the time of a change in control. A change in control period is defined in their agreements as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, in these circumstances, (a) the stock options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of stock options or PSUs. Stock options that would have otherwise vested and become exercisable during the 12-week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All remaining unvested stock options are cancelled. All RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. PSUs vest based on actual performance and on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. The Corporation's obligations provide for a cash settlement to cover benefits for a two-year period following termination. In addition, the Corporation also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for a three-year period for Mr. Muhlhauser and a two-year period for Ms. DelBianco.

        Mr. Muhlhauser is the only NEO currently eligible for retirement treatment under the LTIP or SUP. In the event of retirement, or a termination without cause at a time when the NEO is eligible for retirement treatment under the LTIP or SUP, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement or termination and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement or termination.

        The foregoing entitlements are conferred on Mr. Muhlhauser and Ms. DelBianco in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of three years following termination of employment in the case of Mr. Muhlhauser and a period of two years following termination of employment in the case of Ms. DelBianco. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

        The following tables summarize the incremental payments and benefits to which Mr. Muhlhauser and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2013 as a result of a change in control, retirement or termination without cause.

Table 18: Mr. Muhlhauser's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$7,017,500	—	$505,961	$7,523,461

Retirement	—	—	—	—

Termination without Cause	$5,050,000	—	$495,042	$5,545,042

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution.

Table 19: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,839,376	—	$233,844	$3,073,220

Retirement	—	—	—	—

Termination without Cause	$2,014,532	—	$155,575	$2,170,107

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

Messrs. Myers, McCaughey and Andrade

        The terms of employment with the Corporation for Messrs. Myers, McCaughey and Andrade are governed by the Corporation's Executive Employment Guidelines (the "Executive Guidelines"). Upon termination without cause within two years following a change in control of the Corporation (a "double trigger" provision), Messrs. Myers, McCaughey and Andrade are eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Myers, McCaughey and Andrade vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide.

        Under the Executive Guidelines, the pension and group benefits of Messrs. Myers, McCaughey and Andrade discontinue on the date of termination.

        Outside of the two-year period following a change in control, upon termination without cause, Messrs. Myers, McCaughey and Andrade are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

        In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

        The foregoing entitlements are conferred on Messrs. Myers, McCaughey and Andrade in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

        The following tables summarize the incremental payments to which Messrs. Myers, McCaughey and Andrade would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2013 as a result of a change in control, retirement or termination without cause.

Table 20: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option- Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,336,800	—	—	$2,336,800

Retirement	—	—	—	—

Termination without Cause	$2,336,800	—	—	$2,336,800

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 21: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,112,875	—	—	$2,112,875

Retirement	—	—	—	—

Termination without Cause	$2,112,875	—	—	$2,112,875

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. Andrade's Benefits

	Cash Portion	Incremental Value of Option- Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,803,621	—	—	$1,803,621

Retirement	—	—	—	—

Termination without Cause	$1,803,621	—	—	$1,803,621

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph

        The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2008 to December 31, 2013.

        As can be seen from the performance graph above, an investment in the Corporation on January 1, 2009 would have resulted in a 95% increase in value over the five-year period ended December 31, 2013 compared with a 76% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

        Over the same period, total NEO Compensation (as defined below) increased by 23%. In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market price performance of the SVS.

        For the purpose of the above discussion, NEO Compensation is defined as aggregate annual compensation (i.e. the sum of base salary, CTI payments (if applicable) and the grant date fair value of share-based awards and option-based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology set out in Table 12. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

EXECUTIVE SHARE OWNERSHIP

        The Corporation has share ownership guidelines for the CEO, Executive Vice Presidents and Senior Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in securities of the Corporation as shown in Table 23. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. As of December 31, 2013, the applicable NEOs were in compliance with the share ownership guidelines, as follows:

Table 23: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)		Share Ownership (Multiple of Salary)

Craig H. Muhlhauser(2)	$4,000,000 (4 × salary)	$13,718,390	(3)	13.7x

Darren Myers	$1,000,000 (2 × salary)	$1,587,011		3.2x

Michael McCaughey	$900,000 (2 × salary)	$1,913,833		4.3x

Elizabeth L. DelBianco	$920,000 (2 × salary)	$2,188,062		4.8x

Michael Andrade	$900,000 (2 × salary)	$1,991,964		4.4x

(1)
Includes the following, as of December 31, 2013: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on February 1, 2014 at 60% of target, which, on December 31, 2013, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $10.40 being the closing price of SVS on the NYSE on December 31, 2013.

(2)
The Compensation Committee increased the ownership guideline applicable to the CEO from 3x salary to 4x salary, effective April 22, 2013.

(3)
Mr. Muhlhauser's Share Ownership (Value) of $13,718,390 consists of the following holdings: (i) $8,820,063 in value of SVS beneficially owned by Mr. Muhlhauser, (ii) $3,791,944 in value of unvested RSUs, and (iii) $1,106,383 in value of PSUs that vested on February 1, 2014 at 60% of target, which, on December 31, 2013, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $10.40, being the closing price of SVS on the NYSE on December 31, 2013.

C.    Board Practices

        Members of the Board are elected until the next annual meeting or until their successors are elected or appointed. See Item 6(A), "Directors and Senior Management" for details for the period during which each director has served in his/her office. Our non-management directors meet in camera (i.e., without our chief executive officer, chief financial officer or other members of management present) from time to time to consider such matters as they deem appropriate. In accordance with NYSE listing standards, "non-management" directors are all those who are not executive officers of the Corporation. We have designated the Chair of the Board as the presiding non-management director at all in camera sessions. The non-management directors can set their own agenda, maintain minutes and report back to the Board as a whole. Among the items that the non-management directors meet privately in camera to review is the performance of the Corporation's executive officers. Our Audit Committee, which consists solely of independent, non-management directors, met in camera immediately following each Audit Committee meeting in 2013.

        The Board has determined that Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson (constituting a majority of the Board) are independent directors under applicable independence standards in Canada and under NYSE listing standards.

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
                844 Don Mills Road
                Toronto, Ontario, Canada M3C 1V7
                Attention: Board of Directors

        If the letter is from a shareholder, the letter should state that the sender is a shareholder. Under a process approved by the Board, depending on the subject matter, management will:

  •
  forward the letter to the director or directors to whom it is addressed; or

  •
  attempt to handle the matter directly (as where information about the Corporation or its stock is requested); or

  •
  not forward the letter if it is primarily commercial in nature or relates to an improper or irrelevant topic.

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

        All communications will be handled in a confidential manner, to the degree the law allows. Communications may be made on an anonymous basis; however, in these cases the reporting individual must provide sufficient details for the matter to be reviewed and resolved. The Corporation will not tolerate any retaliation against an employee who makes a good faith report.

Board Committees

        The Board has three standing committees, each with a specific mandate: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. All of these committees are composed solely of independent directors.

  Audit Committee

        The Audit Committee consists of Ms. Koellner (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom the Board has determined are independent directors (as that term is defined by the SEC and in the NYSE listing standards) and are financially literate. Ms. Perry joined the Audit Committee on October 20, 2013. All of the committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

        The Audit Committee has established procedures for: (i) receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and (ii) confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A copy of the Audit Committee Mandate is available on our website at www.celestica.com.

        Members of the Audit Committee may not serve on more than three audit committees of public companies, including that of Celestica.

        See Item 16A. Audit Committee Financial Expert for a discussion of the Corporation's Audit Committee Financial Experts.

  Audit Committee Report:

        The Audit Committee has reviewed and discussed the audited financial statements with management;

        The Audit Committee has discussed with the independent auditors the matters required to be discussed by Public Company Accounting Oversight Board Standard No. 16;

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

        The Audit Committee:

                Mr. DiMaggio
                Mr. Etherington
                Ms. Koellner
                Mr. Natale
                Ms. Perry
                Mr. Ryan
                Mr. Wilson

  Compensation Committee

        The Compensation Committee consists of Mr. Ryan (Chair), Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Natale, Ms. Perry and Mr. Wilson, all of whom the Board has determined are independent directors pursuant to the rules of the SEC and NYSE listing standards. Ms. Perry joined the Compensation Committee on October 20, 2013. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee: approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews and approves annually the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; reviews and approves the compensation of the CEO based on an assessment of the CEO's annual performance; reviews the compensation of our most senior executives; reviews our succession plans for key executive positions; reviews and approves material changes to our organizational structure and human resource policies; and reviews, regularly, the risks associated with our executive compensation policies and practices. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our compensation consultant in making recommendations to the Compensation Committee regarding executive officer and director compensation.

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
                Ms. Perry
                Mr. Ryan
                Mr. Wilson

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Etherington (Chair), Mr. DiMaggio, Ms. Koellner, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom are independent directors pursuant to NYSE listing standards. Ms. Perry joined the Nominating and Corporate Governance Committee on October 20, 2013. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by our shareholders. The Committee's mandate includes making recommendations to the Board relating to the Corporation's approach to corporate governance; reviewing the Corporation's corporate governance guidelines and recommending appropriate changes to the Board; assessing the performance of the CEO relative to corporate goals and objectives established by the Committee; and assessing the effectiveness of the Board and its committees.

        A copy of the Nominating and Corporate Governance Committee Mandate is available on our website at www.celestica.com.

D.    Employees

        As of December 31, 2013, we employed approximately 27,000 permanent and temporary (contract) employees worldwide. Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.

        The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2011	8,000	3,000	20,000
December 31, 2012	7,000	2,000	20,000
December 31, 2013	5,000	2,000	20,000

        Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we are able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2013, approximately 4,400 temporary (contract) employees (December 31, 2012 — 5,300) were engaged by us worldwide. We used, on average, approximately 4,900 temporary (contract) employees throughout 2013.

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 14, 2014 by each director who holds shares and each of the Named Executive Officers and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each of the shareholders named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS.

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
William A. Etherington(3)	15,000 SVS	*	*	*
Daniel P. DiMaggio	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Joseph M. Natale	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Gerald W. Schwartz(4)(5)	18,946,368 MVS	100.0%	10.5%	74.6%
	660,864 SVS	*	*	*
Michael M. Wilson	0 SVS	—	—	—
Craig H. Muhlhauser	2,669,788 SVS	1.7%	1.5%	*
Darren G. Myers	174,832 SVS	*	*	*
Elizabeth L. DelBianco	266,696 SVS	*	*	*
Glen D. McIntosh	165,669 SVS	*	*	*
Michael L. Andrade	216,795 SVS	*	*	*
Michael P. McCaughey	196,729 SVS	*	*	*
Mary A. Gendron	203,628 SVS	*	*	*
All directors and executive officers as a group (15 persons)(6)	18,946,368 MVS	100.0%	10.5%	74.6%
	4,570,001 SVS	2.8%	2.5%	*
Total percentage of all equity shares and total percentage of voting power			13.0%	75.3%

*
Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to stock options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, even though the exercise of these stock options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge. Except as otherwise disclosed, such information has been provided by each director and officer.

(3)
Includes 5,000 subordinate voting shares subject to exercisable stock options granted on May 10, 2004.

(4)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(5)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz includes 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 540,207 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, of which 688,807 MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex (each of which MVS will, upon exercise of such options, be automatically converted into an SVS) and of which 114,035 SVS are held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex and the shares held in trust for Celestica Employee Nominee Corporation.

(6)
Includes 2,512,415 subordinate voting shares subject to exercisable stock options granted from May 10, 2004 to January 28, 2013.

        Multiple voting shares and subordinate voting shares have different voting rights. Multiple voting shares entitle the holder to 25 votes per share and subordinate voting shares entitle the holder to one vote per share. Subordinate voting shares represent approximately 25% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation".

        At February 14, 2014, approximately 180 persons held stock options to acquire an aggregate of 4.8 million subordinate voting shares. These stock options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation" and note 12(b) to the Consolidated Financial Statements in Item 18. The following table sets forth information with respect to stock options outstanding as at February 14, 2014.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Year of Issuance	Date of Expiry
Executive Officers (7 persons in total)	32,600	C$18.00	December 9, 2004	December 9, 2014
	50,000	$13.00	June 6, 2005	June 6, 2015
	15,000	C$16.20	July 5, 2005	July 5, 2015
	210,989	$10.00/C$11.43	January 31, 2006	January 31, 2016
	125,000	$6.05	February 2, 2007	February 2, 2017
	230,625	$6.51/C$6.51	February 5, 2008	February 5, 2018
	10,000	C$8.06	September 5, 2008	September 5, 2018
	103,679	$5.26	November 5, 2008	November 5, 2018
	520,833	$4.13	February 3, 2009	February 3, 2019
	413,942	$10.20/C$10.77	February 2, 2010	February 2, 2020
	464,714	$9.87/C$9.87	February 1, 2011	February 1, 2021
	7,435	C$10.69	March 11, 2011	March 11, 2021
	554,991	$8.21/C$8.26	January 31, 2012	January 31, 2022
	812,792	$8.24/C$8.29	January 28, 2013	January 28, 2023
Non — Executive Director	5,000	$18.25	May 10, 2004	May 10, 2014
All other Celestica Employees (approximately 172 persons in total)	75,533	$16.94-C$24.92	During 2004	March 15, 2014-May 11, 2014
	140,460	$14.86/C$18.00	December 9, 2004	December 9, 2014
	30,400	$9.71-C$16.20	During 2005	January 5, 2015-December 5, 2015
	149,710	$10.00/C$11.43	January 31, 2006	January 31, 2016
	22,950	$9.35-$11.52	During 2006	February 6, 2016-December 5, 2016
	106,238	$6.05/C$7.10	February 2, 2007	February 2, 2017
	67,311	$5.77-C$7.69	During 2007	February 26, 2017-December 7, 2017
	94,200	$6.51/C$6.51	February 5, 2008	February 5, 2018
	41,440	C$6.04-$9.21	During 2008	March 5, 2018-December 5, 2018
	21,666	C$5.13	February 3, 2009	February 3, 2019
	6,250	$8.05	November 5, 2009	November 5, 2019
	55,556	$10.20/C$10.77	February 2, 2010	February 2, 2020
	100,283	$9.87/C$9.87	February 1, 2011	February 1, 2021
	131,825	$8.21/C$8.26	January 31, 2012	January 31, 2022
	174,291	$8.24/C$8.29	January 28, 2013	January 28, 2023

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 14, 2014 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights (see Item 6(E) above). Subordinate voting shares represent approximately 25% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation" and "Controlling Shareholder Interest" above.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,946,368 MVS	100.0%	10.5%	74.6%
	540,207 SVS	*	*	*
Gerald W. Schwartz(3)	18,946,368 MVS	100.0%	10.5%	74.6%
	660,864 SVS	*	*	*
Mackenzie Financial Corporation(4)	23,418,868 SVS	14.5%	13.0%	3.7%
Letko, Brosseau & Ass. Inc.(5)	18,340,468 SVS	11.4%	10.2%	2.9%
BlackRock, Inc.(6)	9,990,363 SVS	6.2%	5.5%	1.6%
Total percentage of all equity shares and total percentage of voting power			39.5%	82.8%

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

(2)
Includes 945,010 multiple voting shares held by a wholly-owned subsidiary of Onex, 114,035 subordinate voting shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan, and 102,597 subordinate voting shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

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

  The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz includes 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 540,207 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, of which 688,807 MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex (each of which MVS will, upon exercise of such options, be automatically converted into an SVS) and of which 114,035 SVS are held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex and the shares held in trust for Celestica Employee Nominee Corporation.

  The address of Mr. Schwartz is: 161 Bay Street P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
Mackenzie Financial Corporation ("Mackenzie") is the beneficial owner of 23,418,868 subordinate voting shares and has sole voting power and sole dispositive power over these shares. The address of Mackenzie is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1, and the number of shares reported as owned by it in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by it with the SEC on February 5, 2014.

(5)
Letko, Brosseau & Ass. Inc. ("Letko") is the beneficial owner of 18,340,468 subordinate voting shares and has sole voting power and sole dispositive power over these shares. Clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the subordinate voting shares reported as beneficially owned by Letko. No clients of Letko beneficially owns more than five percent of the subordinate voting shares. The address of Letko is: 1800 McGill College Av., Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Letko with the SEC on February 13, 2014.

(6)
BlackRock, Inc. is the beneficial owner of 9,990,363 subordinate voting shares and has sole voting power over 8,791,757 subordinate voting shares and sole dispositive power over 9,990,363 subordinate voting shares. The address of BlackRock, Inc. is: 40 East 52nd Street, New York, New York 10022. The number of shares reported as owned by BlackRock, Inc. in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed with the SEC on February 3, 2014 by it, on behalf of itself (as a parent holding company) and certain of its subsidiaries, identified therein.

        Mackenzie and Letko have been major shareholders since 2007. BlackRock has been a major shareholder since 2012.

  Holders

        On February 14, 2014, there were approximately 1,780 holders of record of subordinate voting shares, of which 420 holders, holding approximately 61% of the outstanding subordinate voting shares, were resident in the United States and 415 holders, holding approximately 39% of the outstanding subordinate voting shares, were resident in Canada.

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

        We have, or had, manufacturing agreements with certain companies related to or under the control of Onex or Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex and one of our directors (2013 — two companies; 2012 — one company, and 2011 — two companies). During 2013, we recorded revenue of $10.8 million from two related companies. During 2012, we recorded revenue of $38.0 million from one related company. During 2011, we recorded revenue of $90.9 million from two related companies. At December 31, 2013, we had no amounts due from these companies (December 31, 2012 — $6.5 million; December 31, 2011 — $15.5 million). All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

        On January 1, 2009, Celestica and Onex entered into a Services Agreement for the services of Mr. Schwartz as a director of the Corporation. The initial term of the Services Agreement was for one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the subordinate voting shares on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be credited.

        Our related party transactions are also disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions" and note 17 to the Consolidated Financial Statements included in Item 18.

Indebtedness of Related Parties

        As at February 14, 2014, no related parties (as defined in Form 20-F) were indebted to Celestica or its subsidiaries.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants have moved for summary judgment dismissing the case in its entirety and plaintiffs have moved for class certification and for partial summary judgment on certain elements of their claims. Those motions have been fully briefed and argued. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. The District Court has indicated that plaintiffs may seek to renew their motion for class certification in the future. The District Court has reserved decision on the summary judgment and partial summary judgment motions. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was heard together with other appeals in two other actions on the same issue in May 2013 and was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. The leave and certification motions were heard from December 9 to 11, 2013 and the Ontario Superior Court of Justice released its decision on February 19, 2014. The Court granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The Court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica's inventory and revenue and that Celestica's financial statements did not comply with GAAP. The Court also denied certification of the plaintiffs' common law claims. The defendants have served a Notice of Motion for leave to appeal the portions of the Court's decision that grant leave to proceed and certify the action. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

        Information concerning other litigation (including with respect to certain tax matters) is disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 23 to the Consolidated Financial Statements included in Item 18.

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

        The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2009	$10.09	$2.59	277,960,000
Year ended December 31, 2010	11.24	7.51	207,160,000
Year ended December 31, 2011	11.98	6.94	194,790,000
Year ended December 31, 2012	10.22	6.75	122,930,000
Year ended December 31, 2013	11.31	7.65	69,130,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2009	C$	10.80	C$	3.41	254,740,000
Year ended December 31, 2010		11.41		8.04	259,630,000
Year ended December 31, 2011		11.75		7.15	295,270,000
Year ended December 31, 2012		10.14		6.63	319,390,000
Year ended December 31, 2013		11.78		7.79	214,460,000

        The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2012
First quarter	$10.22	$7.48	45,260,000
Second quarter	9.65	6.98	39,380,000
Third quarter	8.02	6.91	18,230,000
Fourth quarter	8.26	6.75	20,060,000
Year ended December 31, 2013
First quarter	$8.63	$7.80	19,380,000
Second quarter	9.80	7.65	12,440,000
Third quarter	11.27	8.99	19,870,000
Fourth quarter	11.31	9.56	17,440,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2012
First quarter	C$	10.14	C$	7.67	88,470,000
Second quarter		9.58		7.17	85,360,000
Third quarter		7.92		6.79	59,100,000
Fourth quarter		8.18		6.63	86,460,000
Year ended December 31, 2013
First quarter	C$	8.75	C$	7.79	47,620,000
Second quarter		9.96		7.83	49,760,000
Third quarter		11.66		9.36	53,840,000
Fourth quarter		11.78		9.98	63,240,000

        The high and low market prices for each month for the most recent six months based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
September 2013	$11.27	$10.85	6,760,000
October 2013	11.31	10.49	7,790,000
November 2013	11.06	9.56	5,110,000
December 2013	10.40	9.89	4,540,000
January 2014	10.65	9.85	4,570,000
February 2014	9.81	9.12	6,270,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
September 2013	C$	11.66	C$	11.20	18,150,000
October 2013		11.78		10.78	19,270,000
November 2013		11.52		9.98	21,150,000
December 2013		11.04		10.51	22,820,000
January 2014		11.50		10.98	15,200,000
February 2014		10.84		10.11	12,840,000

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

B.    Memorandum and Articles of Incorporation

        Information regarding Celestica's memorandum and articles of incorporation is incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the SEC on March 21, 2006.

  Shareholder Rights and Limitations

        The rights and preferences attached to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3 (Reg. No. 333-69278), filed with the SEC on September 12, 2001, which section is incorporated herein by reference thereto.

        Additional information concerning the rights and limitations of shareholders contained in Celestica's articles of incorporation is incorporated herein by reference to our registration statement on Form F-4 (Reg. No. 333-9636).

C.    Material Contracts

        Item 19, Exhibits, includes a listing of the material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, for the two years immediately preceding the publication of this Annual Report. Information with respect to such contracts is included in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources". These contracts include agreements related to our credit facilities, A/R sales program and acquisitions.

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

        This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 14, 2014, and the current published administrative practices of the Canada Revenue Agency.

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

  Taxation of Dividends Paid on Subordinate Voting Shares

        Subject to the discussion of the passive foreign investment company ("PFIC") rules below, in the event that we pay a dividend, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on subordinate voting shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Corporation's current or accumulated earnings and profits will be foreign source "passive category income" for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the subordinate voting shares and, to the extent in excess of such basis, will be treated as capital gain.

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

        Individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) generally will be taxed at a maximum U.S. federal rate of 20% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

        Dividends received by certain high-income individuals and trusts will also be subject to a 3.8% unearned Medicare contribution tax on passive income.

  Taxation of Disposition of Subordinate Voting Shares

        Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition.

        A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares". A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date", unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain. Long-term capital gain that is recognized by non-corporate taxpayers is eligible for a maximum current 20% rate of taxation plus a 3.8% tax on passive income derived by certain high-income individuals and trusts. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

  Tax Consequences if We Are a Passive Foreign Investment Company

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, if, in general, either (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. If Celestica were a PFIC and a United States Holder did not make an election to treat the Corporation as a "qualified electing fund" and did not make a mark-to-market election, each as described below, then:

  •
  "Excess Distributions" by Celestica to a United States Holder would be taxed in a special way. "Excess distributions" are amounts received by a United States Holder with respect to subordinate voting shares in any taxable year that exceed 125% of the average distributions received by the United States Holder from the Corporation in the shorter of either the three previous years or his or her holding period for his or her shares before the present taxable year. Excess distributions must be allocated ratably to each day that a United States Holder has held subordinate voting shares. A United States Holder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A United States Holder must pay tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

  •
  The entire amount of gain that is realized by a United States Holder upon the sale or other disposition of shares would also be considered an excess distribution and would be subject to tax as described above.

  •
  United States Holder's tax basis in shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's tax basis, if lower than such value.

        The special PFIC rules do not apply to a United States Holder if the United States Holder makes an election to treat the Corporation as a "qualified electing fund" in the first taxable year in which he or she owns subordinate voting shares and if we comply with reporting requirements as described below. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a United States Holder must file a completed IRS Form 8621 every year.

        A United States Holder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the United States Holder's adjusted tax basis in the PFIC shares. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. The subordinate voting shares would be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election could be made if Celestica were classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and United States Holders are strongly urged to consult their tax advisors concerning this election if Celestica is classified as a PFIC.

        Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2013 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, based on our current business plan, we may be a PFIC in 2014 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.

  Tax Consequences for Non-United States Holders of Subordinate Voting Shares

        Except as described in "Information Reporting and Backup Withholding" below, a holder of subordinate voting shares that is not a United States Holder ("non-United States Holder") will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, subordinate voting shares unless:

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

  Information Reporting and Backup Withholding

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

        U.S. individuals are required to report an interest in any "specified foreign financial asset" if the aggregate value of such assets owned by the U.S. individual exceeds $50,000 (or such higher threshold as may apply to a particular taxpayer pursuant to the instructions to IRS Form 8938). Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.

        Non-United States Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on or upon the disposition of shares, provided in some instances that the non-United States Holder provides a taxpayer identification number, certifies to his foreign status or otherwise establishes an exemption.

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

        You may also review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Room of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Market Risk

        Market risk is the potential loss arising from changes in market rates and market prices. Our market risk exposure results primarily from fluctuations in foreign currency exchange rates and interest rates.

        We do not enter into speculative trades.

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2013, we had foreign currency contracts covering various currencies in an aggregate notional amount of $809.8 million (December 31, 2012 — $682.2 million). These contracts had a fair value net unrealized loss of $17.3 million at December 31, 2013 (December 31, 2012 — $4.2 million net unrealized gain).

	Expected Maturity Date
	2014	2015 - 2018	2019 and thereafter	Total	Fair Value Gain (Loss)
Forward Exchange Agreements
(Contract amount in millions)
Receive C$/Pay U.S.$
Contract amount	$310.8	$4.5	$—	$315.3	$(5.7)
Average exchange rate	0.95	0.94
Receive Thai Baht/Pay U.S.$
Contract amount	$123.6	$18.7	—	$142.3	$(7.9)
Average exchange rate	0.03	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$94.5	$12.5	—	$107.0	$(3.4)
Average exchange rate	0.31	0.31
Receive Mexican Peso/Pay U.S.$
Contract amount	$34.5	—	—	$34.5	$(0.1)
Average exchange rate	0.08
Pay British Pound Sterling/Receive U.S.$
Contract amount	$76.4	—	—	$76.4	$(0.9)
Average exchange rate	1.63
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$69.0	—	—	$69.0	$0.6
Average exchange rate	0.16
Pay Euro/Receive U.S.$
Contract amount	$25.1	—	—	$25.1	$(0.1)
Average exchange rate	1.37
Receive Romanian Leu/Pay U.S.$
Contract amount	$15.9	—	—	$15.9	$0.5
Average exchange rate	0.30
Receive Singapore Dollar/Pay U.S.$
Contract amount	$15.1	—	—	$15.1	$(0.2)
Average exchange rate	0.80
Receive Other/Pay U.S.$
Contract amount	$9.2	—	—	$9.2	$(0.1)
Average exchange rate	—

Total	$774.1	$35.7	$—	$809.8	$(17.3)

Interest Rate Risk and Credit Risk

        Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage point increase in these rates would increase interest expense by $4.0 million annually, assuming we borrow a maximum of $400.0 million under our credit facility. As of December 31, 2013, there were no amounts outstanding under this facility. See note 11 to the Consolidated Financial Statements in Item 18.

        We hold cash and cash equivalents at various banking institutions. Management monitors the institutions that hold our cash and cash equivalents. Management's emphasis is primarily on safety of principal. Management, in its discretion, has diversified our cash and cash equivalents among banking institutions to adjust exposure to an acceptable level with respect to any one of these entities. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurances that access to invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets, or that third party institutions will retain acceptable credit ratings or investment practices.

        Cash balances held at banking institutions in the United States with which we do business may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. While management monitors the cash balances in these bank accounts, such cash balances could be impacted if the underlying banks fail or could be subject to other adverse conditions in the financial markets.

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2013 a Standard and Poor's rating of A-1 or above. Each financial institution with which we have our A/R sales program had a Standard and Poor's short-term rating of A-1 and a long-term rating of A at December 31, 2013. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate.

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

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        Information required by this Item concerning our disclosure controls and procedures, and our internal control over financial reporting is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Controls and Procedures".

        The attestation report from our auditors KPMG LLP is set forth on page F-2 of our Consolidated Financial Statements in Item 18.

Item 16.    [Reserved.]

Item 16A.    Audit Committee Financial Expert

        The Board has considered the extensive financial experience of Mr. Etherington, Ms. Koellner, and Ms. Perry, and has determined that each of them is an audit committee financial expert within the meaning of Item 407(d)(5) of Regulation S-K of the US Exchange Act, and Item 16A(b) of Form 20-F, and each are independent directors, as that term is defined by the SEC and in the NYSE listing standards.

Item 16B.    Code of Ethics

        The Board has adopted a Finance Code of Professional Conduct for Celestica's CEO, our senior finance officers and all personnel in its finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure; compliance with all applicable laws and regulations; prompt internal reporting of violations of the code and accountability for adherence to the code. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

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

        Our auditors are KPMG LLP ("KPMG"). KPMG did not provide any financial information systems design or implementation services to us during 2012 or 2013. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $3.2 million in 2013 (2012 — $3.7 million) for audit services.

Audit-Related Fees

        KPMG billed $0.1 million in 2013 (2012 — $0.2 million) for audit-related services, including due diligence related to acquisitions and pension audits.

Tax Fees

        KPMG billed $0.2 million in 2013 (2012 — $0.3 million) for tax compliance, tax advice and tax planning services.

All Other Fees

        KPMG billed $0.1 million in 2013 (2012 — $0.1 million) for other advisory services.

Pre-approval Policies and Procedures — Percentage of Services Approved by Audit Committee

        All KPMG services and fees are approved by the Audit Committee as follows. The Audit Committee has established an Audit and Non-Audit Services Pre-Approval Policy to pre-approve all permissible audit and non-audit services provided by our independent auditors. On an annual basis, the Audit Committee reviews and provides pre-approval for certain types of services that may be rendered by the independent auditors and a budget for audit services for the applicable fiscal year. Upon pre-approval of the services on the initial list, management may engage the auditor for specific engagements that are within the definition of the pre-approved services. Any significant service engagements above a certain threshold will require separate pre-approval. The policy contains a provision delegating pre-approval authority to the Chair of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee is required to report on such pre-approvals at the next scheduled Audit Committee meeting. A final detailed review of all audit and non-audit services and fees is performed by the Audit Committee prior to the issuance of the audit opinion at year-end.

Percentage of Hours Expended on KPMG's engagement not performed by KPMG's full-time, permanent employees (if greater than 50%)

        Not applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of subordinate voting shares purchased	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs

	(shares in millions)

January 1, 2013 — January 31, 2013(1)	1.5	$8.49	1.5	—

February 1, 2013 — February 28, 2013	—	—	—	—

March 1, 2013 — March 31, 2013	—	—	—	—

April 1, 2013 — April 30, 2013	—	—	—	—

May 1, 2013 — May 31, 2013	—	—	—	—

June 1, 2013 — June 30, 2013(1)	1.1	$9.49	0	0

July 1, 2013 — July 31, 2013	—	—	—	—

August 1, 2013 — August 31, 2013(2)	0.9	$10.82	0.9	8.9

September 1, 2013 — September 30, 2013(2)	0.8	$11.10	0.8	8.1

October 1, 2013 — October 31, 2013(1)(2)	0.9	$11.09	0.9	7.2

November 1, 2013 — November 30, 2013(1)(2)	0.9	$10.37	0.9	6.3

December 1, 2013 — December 31, 2013(2)(3)	0.8	$10.12	0.8	5.5

	6.9	$10.05	5.8	5.5

(1)
From time-to-time, a trustee has purchased subordinate voting shares in the open market, on our behalf, to settle awards to employees vesting under our equity-based compensation plans. During 2013, approximately 2.8 million subordinate voting shares were purchased on our behalf by a trustee for such purpose. These shares are not cancelled as we use them to settle employee awards.

(2)
In August 2013, we filed an NCIB with the TSX to repurchase, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under the bid, up to 9.8 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. As of December 31, 2013, we repurchased for cancellation a total of 4.1 million shares at a weighted average price of $10.70 per share under this NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans.

(3)
In December 2013, we entered into an ASPP with a broker that allowed the broker to purchase on our behalf, up to 1.3 million subordinate voting shares for cancellation under our current NCIB. Our December 2013 share purchases above included 0.4 million subordinate voting shares purchased under the ASPP.

Item 16F.   Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA, the NYSE and by the SEC under its rules and those mandated by the United States Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Today, we meet and often exceed not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers by the NYSE, as described below. Celestica complies with the TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the Corporation in the open market. NYSE rules require approval of all equity compensation plans (and material revisions thereto) regardless of whether new issuances or treasury shares are used.

        Our corporate governance guidelines can be accessed electronically at www.celestica.com.

Item 16H.    Mine Safety Disclosure

        Not applicable.

 Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Article of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Restated Article of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.11	Bylaw No. 1	20-F	001-14382	March 23, 2010	1.11
1.12	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.13	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.14	Bylaw No. 4	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity or debt securities:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.		Filed Herewith
2.3	Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the Subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders	20-F	0001-14832	March 24, 2010	2.4
2.4	First Amendment to Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders, dated February 28, 2011.	Sc TO-I	005-55523	October 29, 2012	(b	)(2)
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation	20-F	0001-14382	March 23, 2010	4.1
4.2	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser	20-F	0001-14832	March 25, 2008	4.4

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.		Filed Herewith
4.3	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	0001-14832	March 25, 2008	4.6
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of April 19, 2011						X
4.5	Amended & Restated Celestica Share Unit Plan as of April 19, 2011						X
4.6	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.7	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.8	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
4.9	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	Sc TO-I	005-55523	October 29, 2012	(d	)(1)
4.10	Stock Purchase Agreement, dated July 26, 2012, among Celestica (USA) Inc., The Crossbow Group, LLC and D&H Manufacturing Company*	20-F	0001-14382	March 15, 2013	4.10
4.11	Directors' Share Compensation Plan (2008)	Sc TO-I	005-55523	October 29, 2012	(d	)(3)
4.12	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch*	20-F	001-14832	March 22, 2012	2.6
4.13	First Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	0001-14382	March 15, 2013	2.6
4.14	Second Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement						X

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.15	Third Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement†					X
4.16	Directors' Share Compensation Plan, as amended July 25, 2013					X
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	0001-14382	March 23, 2010	11.1
11.2	Business Conduct Governance Policy	20-F	0001-14382	March 23, 2010	11.2
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code**					X
15.1	Celestica Inc. Audit Committee Mandate					X
15.2	Consent of KPMG LLP, Chartered Professional Accountants					X

*
Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Secretary of the Securities and Exchange Commission without redactions. Confidential treatment has been granted pursuant to our Application for an Order Granting Confidential Treatment Pursuant to Rule 24b-2 of the U.S. Exchange Act.

**
This certification will not be deemed "filed" for purposes of Section 18 of the U.S. Exchange Act, or otherwise subject to the liability of Section 18 of the U.S. Exchange Act, and this certification will not be incorporated by reference into any filing under the U.S. Securities Act, or the U.S. Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

†
Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Secretary of the Securities and Exchange Commission without redactions pursuant to our Application for an Order Granting Confidential Treatment Pursuant to Rule 24b-2 of the U.S. Exchange Act.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELESTICA INC.
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Executive Vice President Chief Legal and Administrative Officer
Date: March 14, 2014

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The management of Celestica Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to its management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2013, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013.

March 6, 2014

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Celestica Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Celestica Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Celestica Inc. as at December 31, 2013 and December 31, 2012 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and our report dated March 6, 2014 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada March 6, 2014	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. as of December 31, 2013 and December 31, 2012 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Celestica Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in material respects, the consolidated financial position of Celestica Inc. as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As discussed in Note 2(x) to the consolidated financial statements, Celestica Inc. adopted a new accounting pronouncement related to employee benefits in 2013, which included the presentation of the consolidated balance sheet as of January 1, 2012.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Celestica Inc.'s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2014 expressed an unqualified opinion on the effectiveness of Celestica Inc.'s internal control over financial reporting.

Toronto, Canada March 6, 2014	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

	January 1 2012	December 31 2012	December 31 2013
Assets
Current assets:
Cash and cash equivalents (note 20)	$658.9	$550.5	$544.3
Accounts receivable (note 4)	810.8	700.5	654.1
Inventories (note 5)	880.7	745.7	817.2
Income taxes receivable	9.1	13.8	13.6
Assets classified as held-for-sale (note 6)	32.1	30.8	30.2
Other current assets	71.0	69.4	61.1

Total current assets	2,462.6	2,110.7	2,120.5
Property, plant and equipment (note 7)	322.7	337.0	313.6
Goodwill (note 8)	48.0	60.3	60.3
Intangible assets (note 8)	35.5	53.0	44.2
Deferred income taxes (note 19)	41.4	36.6	45.3
Other non-current assets (note 9)	59.4	61.2	55.0

Total assets	$2,969.6	$2,658.8	$2,638.9

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 11)	$—	$55.0	$—
Accounts payable	1,002.6	831.6	770.7
Accrued and other current liabilities	268.7	243.7	274.5
Income taxes payable (note 19)	39.0	37.8	30.6
Current portion of provisions (note 10)	36.3	30.8	33.4

Total current liabilities	1,346.6	1,198.9	1,109.2
Pension and non-pension post-employment benefit obligations (note 18)	113.8	110.2	93.5
Provisions and other non-current liabilities (note 10)	11.1	13.5	16.3
Deferred income taxes (note 19)	27.6	13.5	17.9

Total liabilities	1,499.1	1,336.1	1,236.9
Equity:
Capital stock (note 12)	3,348.0	2,774.7	2,712.0
Treasury stock (note 12)	(37.9)	(18.3)	(12.0)
Contributed surplus	369.5	653.2	681.7
Deficit (note 2)	(2,196.8)	(2,091.0)	(1,965.4)
Accumulated other comprehensive income (loss) (notes 2 & 13)	(12.3)	4.1	(14.3)

Total equity	1,470.5	1,322.7	1,402.0

Total liabilities and equity	$2,969.6	$2,658.8	$2,638.9

Commitments, contingencies and guarantees (note 23)
Subsequent events (notes 12, 19 & 23)

Signed on behalf of the Board of Directors

[Signed] William A. Etherington Director	[Signed] Laurette T. Koellner Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2011	2012	2013
Revenue	$7,213.0	$6,507.2	$5,796.1
Cost of sales (notes 5 & 14)	6,724.4	6,068.8	5,406.6

Gross profit	488.6	438.4	389.5
Selling, general and administrative expenses (SG&A) (note 14)	253.4	237.0	222.3
Research and development	13.8	15.2	17.4
Amortization of intangible assets (note 8)	13.5	11.3	12.2
Other charges (note 15)	6.5	59.5	4.0

Earnings from operations	201.4	115.4	133.6
Finance costs (note 16)	5.4	3.5	2.9

Earnings before income taxes	196.0	111.9	130.7
Income tax expense (recovery) (note 19):
Current	10.3	15.5	16.9
Deferred	(6.6)	(21.3)	(4.2)

	3.7	(5.8)	12.7

Net earnings	$192.3	$117.7	$118.0

Basic earnings per share	$0.89	$0.56	$0.64
Diluted earnings per share	$0.88	$0.56	$0.64
Shares used in computing per share amounts (in millions):
Basic (note 22)	216.3	208.6	183.4
Diluted (note 22)	218.3	210.5	185.4

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

	Year ended December 31
	2011	2012	2013
Net earnings (note 2)	$192.3	$117.7	$118.0
Other comprehensive income (loss), net of tax (note 13):
Items that will not be reclassified to net earnings:
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (notes 2 & 18)	7.1	(11.9)	7.6
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(1.7)	(0.1)	(3.3)
Changes from derivatives designated as hedges	(22.9)	16.5	(15.1)

Total comprehensive income	$174.8	$122.2	$107.2

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)(a)	Total equity
Balance — January 1, 2011, as previously reported	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3	$1,282.9
Impact of change in accounting policy (note 2)	—	—	—	7.6	—	7.6

Restated balance at January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,396.2)	$12.3	$1,290.5
Capital transactions:
Issuance of capital stock	18.6	—	(6.7)	—	—	11.9
Purchase of treasury stock	—	(49.4)	—	—	—	(49.4)
Stock-based compensation and other	—	27.4	15.3	—	—	42.7
Total comprehensive income:
Net earnings for 2011 (note 2)	—	—	—	192.3	—	192.3
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (notes 2 & 18)	—	—	—	7.1	—	7.1
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Change from derivatives designated as hedges	—	—	—	—	(22.9)	(22.9)

Balance — December 31, 2011	$3,348.0	$(37.9)	$369.5	$(2,196.8)	$(12.3)	$1,470.5
Capital transactions:
Issuance of capital stock	18.3	—	(10.8)	—	—	7.5
Repurchase of capital stock for cancellation	(591.6)	—	302.0	—	—	(289.6)
Purchase of treasury stock	—	(21.7)	—	—	—	(21.7)
Stock-based compensation and other	—	41.3	(4.1)	—	—	37.2
Reclassification of cash-settled stock-based compensation to accrued liabilities (note 12)	—	—	(3.4)	—	—	(3.4)
Total comprehensive income:
Net earnings for 2012	—	—	—	117.7	—	117.7
Other comprehensive income (loss), net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (notes 2 & 18)	—	—	—	(11.9)	—	(11.9)
Currency translation differences for foreign operations	—	—	—	—	(0.1)	(0.1)
Change from derivatives designated as hedges	—	—	—	—	16.5	16.5

Balance — December 31, 2012	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7
Capital transactions:
Issuance of capital stock	19.9	—	(12.8)	—	—	7.1
Repurchase of capital stock for cancellation	(82.6)	—	29.2	—	—	(53.4)
Purchase of treasury stock	—	(12.8)	—	—	—	(12.8)
Stock-based compensation and other	—	19.1	12.1	—	—	31.2
Total comprehensive income:
Net earnings for 2013	—	—	—	118.0	—	118.0
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 18)	—	—	—	7.6	—	7.6
Currency translation differences for foreign operations	—	—	—	—	(3.3)	(3.3)
Change from derivatives designated as hedges	—	—	—	—	(15.1)	(15.1)

Balance — December 31, 2013	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0

(a)
Accumulated other comprehensive income (loss) is net of tax. See note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2011	2012	2013
Cash provided by (used in):
Operating activities:
Net earnings (note 2)	$192.3	$117.7	$118.0
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	77.2	81.7	71.7
Equity-settled stock-based compensation (note 12)	41.2	35.4	29.2
Other charges (recoveries) (note 15)	(12.1)	30.8	1.9
Finance costs	5.4	3.5	2.9
Income tax expense (recovery)	3.7	(5.8)	12.7
Other	(28.5)	(11.2)	3.8
Changes in non-cash working capital items:
Accounts receivable	147.0	116.7	46.4
Inventories	2.0	147.3	(71.5)
Other current assets	3.9	6.7	3.6
Accounts payable, accrued and other current liabilities and provisions	(216.9)	(193.1)	(47.5)

Non-cash working capital changes	(64.0)	77.6	(69.0)
Net income taxes paid	(18.9)	(17.3)	(21.8)

Net cash provided by operating activities	196.3	312.4	149.4

Investing activities:
Acquisitions, net of cash acquired (note 3)	(80.5)	(71.0)	—
Purchase of computer software and property, plant and equipment	(62.3)	(105.9)	(52.8)
Proceeds from sale of assets	17.1	8.9	4.2

Net cash used in investing activities	(125.7)	(168.0)	(48.6)

Financing activities:
Borrowings under credit facilities (note 11)	—	55.0	—
Repayments under credit facilities (note 11)	—	—	(55.0)
Repurchase of capital stock for cancellation (note 12)	—	(289.6)	(43.6)
Purchase of treasury stock (note 12)	(49.4)	(21.7)	(12.8)
Issuance of capital stock (note 12)	11.9	7.5	7.1
Finance costs paid	(7.0)	(4.0)	(2.7)

Net cash used in financing activities	(44.5)	(252.8)	(107.0)

Net increase (decrease) in cash and cash equivalents	26.1	(108.4)	(6.2)
Cash and cash equivalents, beginning of year	632.8	658.9	550.5

Cash and cash equivalents, end of year	$658.9	$550.5	$544.3

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

1.     REPORTING ENTITY:

        Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7. Celestica's subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

        Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.     BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

Statement of compliance:

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements were authorized for issuance by our Board of Directors on March 6, 2014.

Functional and presentation currency:

        The consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

        Key sources of estimation uncertainty and judgment:    We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We have also applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted; and the timing of the recognition of charges or recoveries associated with our restructuring actions.

        We describe our use of judgment and estimation uncertainties in greater detail in the following accounting policies.

SIGNIFICANT ACCOUNTING POLICIES:

        The accounting policies below are in compliance with IFRS and have been applied consistently to all periods presented in these consolidated financial statements.

(a)   Basis of measurement:

        The consolidated financial statements have been prepared primarily on the historical cost basis. Other measurement bases are described in the applicable notes.

(b)   Basis of consolidation:

        These consolidated financial statements include our direct and indirect subsidiaries, all of which are wholly-owned. Subsidiaries that are acquired during the year are consolidated from their respective dates of acquisition. Inter-company transactions and balances are eliminated on consolidation.

(c)   Business combinations:

        We use the acquisition method to account for business combinations. All identifiable assets and liabilities are recorded at fair value at the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment (see note 2(l)). Obligations for contingent consideration and contingencies are also recorded at fair value on the acquisition date. We generally record subsequent changes in the fair value of contingent liabilities from the date of acquisition to the settlement date in our consolidated statement of operations. We expense acquisition-related transaction costs as incurred in our consolidated statement of operations.

        We use judgment to determine the purchase price allocation and estimates to value identifiable net assets, including the fair value of contingent consideration, if applicable, at the acquisition date. We may engage independent third parties to determine the fair value of property, plant and equipment and customer intangible assets. We use estimates to determine cash flow projections, including the period of future benefit, and future growth and discount rates, among other factors.

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

(in millions of U.S. dollars, except percentages and per share amounts)

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

(g)   Inventories:

        We procure inventory and manufacture based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work-in-progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products is less favorable than we had projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.

(h)   Assets classified as held-for-sale:

        We classify assets as held-for-sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition. Assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell, and are no longer depreciated. The determination of fair value less costs to sell involves judgment by management on the probability and timing of disposition and the amount of recoveries and costs. We may engage independent third parties to determine the estimated fair values less costs to sell for assets classified as held-for-sale. At the end of each reporting period, we evaluate the appropriateness of our estimates and assumptions. We may require adjustments to reflect actual experience or changes in estimates.

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

(in millions of U.S. dollars, except percentages and per share amounts)

repair costs in our consolidated statement of operations as incurred. We do not depreciate land. We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

Buildings	25 years
Building/leasehold improvements	Up to 25 years or term of lease
Machinery and equipment	3 to 7 years

        We estimate the useful life of property, plant and equipment based on the nature of the asset, historical experience, the terms of any related customer contract and expected changes in technology. When major components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. We review our estimates of residual values, useful lives and the methods of depreciation annually at each year end and, if required, adjust for these prospectively. We determine gains and losses on the disposal or retirement of property, plant and equipment by comparing the proceeds from disposal with the carrying amount of the asset and we recognize these gains and losses in our consolidated statement of operations in the period of disposal.

(j)    Leases:

        We are the lessee of property, plant and equipment, primarily buildings and machinery. We classify leases as operating leases where the risks and rewards of ownership are retained by the lessor. We generally treat payments made under operating leases as rentals and recognize them as expenses on a straight-line basis over the term of the lease in our consolidated statement of operations. For operating leases, we do not record the leased asset or associated obligation on our consolidated balance sheet. We classify leases as finance leases if the risks and rewards of ownership have substantially transferred to us. We capitalize finance leases at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments, and we depreciate finance leases over the shorter of the useful life of the asset and the lease term. We include the corresponding liabilities, net of finance costs, in our consolidated balance sheet. We allocate each finance lease payment between the liability and finance costs.

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

Intangible assets:

        We record intangible assets on our consolidated balance sheet at fair value on the date of acquisition. We capitalize intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We estimate the useful life of intangible assets based on the nature of the asset, historical experience and the projected period of expected future economic benefits to be provided by the asset.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

In subsequent periods, we measure intangible assets at cost less accumulated amortization and accumulated impairment losses. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

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

(in millions of U.S. dollars, except percentages and per share amounts)

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

        The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. Our major assumptions include the timing and number of employees we will terminate, the measurement of termination costs, and the timing of disposition and estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize employee termination costs in the period the detailed plans are approved and when the employees are informed of their termination. For owned facilities and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the fair value less costs to sell for these assets. For leased facilities that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in future estimates.

Legal:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. We recognize a provision for claims based on management's estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third party advisors in making our determination. The filing of a suit or formal assertion of a claim does not trigger a requirement to record a provision. The ultimate outcome, including the amount and timing of any payments required, may vary significantly from our original estimates. Material obligations that have not been recognized as provisions, as the outcome is remote or not probable, or the amount cannot be reliably estimated, are disclosed as contingent liabilities. See note 23.

Warranty:

        We offer product and service warranties to our customers. We record a provision for future warranty costs based on management's estimate of probable claims under these warranties. Management considers several factors including the terms of the warranty (which vary by customer, product or service), the current volume of products sold or services rendered during the warranty period, and historical warranty information. We review and adjust these estimates as necessary to reflect our experience and new information. The amount and aging of our provision will vary depending on various factors including the length of the warranty offered, the remaining life of the warranty and the extent and timing of warranty claims. We have classified a portion of our warranty provision as current and a portion as non-current.

(n)   Employee benefits:

Pension and non-pension post-employment benefits:

        We classify pension and non-pension post-employment benefits as either defined contribution plans or defined benefit plans.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Under defined contribution plans, our obligation is to make a fixed contribution to a separate entity with no further legal or constructive obligation to pay additional amounts if the pension plans fail to hold sufficient assets to cover the employee benefits. The related actuarial and investment risks are borne by the employee. We recognize our obligations to make contributions to defined contribution plans as employee benefit expense in our consolidated statement of operations in the period the employee services are rendered.

        Under defined benefit plans, our obligation is to provide an agreed upon benefit to current and former employees. We remain exposed to the actuarial and investment risks with respect to defined benefit plans. The net obligation is actuarially determined using the projected unit credit method, based on service and management's estimates. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at time of retirement, retirement ages, the discount rate used in measuring the liability and expected plan investment performance, and expected healthcare costs. These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension plan expense and funding.

        Our obligation for each defined benefit plan consists of the present value of the defined benefit obligation less the fair value of plan assets, and is presented net on our consolidated balance sheet. When the actuarial calculation results in a benefit, the asset we recognize is restricted to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, we also consider any minimum funding requirements that apply to the plan. An economic benefit is available if it is realizable during the life of the plan, or on settlement of the plan liabilities.

        Reflecting the amendment to International Accounting Standard (IAS) 19, Employee Benefits, which we retroactively adopted effective January 1, 2013, we recognize past service costs or credits arising from plan amendments, whether vested or unvested, immediately in our consolidated statement of operations. We determine the net interest expense (income) on the net defined benefit liability (asset) for each year by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability (asset) position, taking into account any changes in the net defined benefit liability (asset) during the year as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the consolidated statement of operations. The difference between the interest income on plan assets and the actual net return on plan assets is included in the re-measurement of the net defined benefit liability (asset). We recognize actuarial gains and losses on plan assets or obligations, as well as any year over year change in the impairment of the balance sheet position in other comprehensive income (OCI) and we reclassify the amounts to deficit. Curtailment gains or losses may arise from significant changes to a plan. We record curtailment gains or losses in our consolidated statement of operations when the curtailment occurs.

Stock-based compensation:

        We grant stock options, performance share units (PSUs) and restricted share units (RSUs) to employees as part of our equity-based compensation plans. Stock options and RSUs vest in installments over the vesting period. Stock options generally vest 25% per year for four years. RSUs vest approximately one-third per year for three years. We treat each installment of stock options and RSUs as a separate grant in determining the compensation expense. PSUs vest at the end of their respective terms, generally three years, to the extent that specified performance conditions have been met.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Options are exercisable for subordinate voting shares. We recognize the grant date fair value of options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock in our consolidated balance sheet. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for equity-settled RSUs, for PSUs granted prior to 2011, and for 40% of the PSUs granted in 2013 is based on the market value of our subordinate voting shares at the time of grant. The cost we record for PSUs that vest based on a non-market performance condition is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of PSUs during the last year of the three-year term based on management's estimate of the achievement of the performance conditions. We amortize the cost of RSUs and PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. We have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, under certain circumstances, we have also cash-settled certain awards which we account for as liabilities. We re-measure the liabilities based on our share price at each reporting date and at the settlement date, with a corresponding charge or recovery recorded to compensation expense in our consolidated statement of operations.

        We determine the cost we record for all PSUs granted in 2011 and 2012, and 60% of our PSUs granted in 2013 using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return (TSR) relative to the TSR of a pre-defined electronics manufacturing services (EMS) competitor group. We do not adjust the grant date fair value regardless of the eventual number of awards that are earned based on the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions will not be satisfied.

        We grant deferred share units (DSU) to certain members of our Board of Directors as part of their compensation, which is comprised of an annual equity award, an annual retainer, and meeting fees. In the case of the annual equity award, which is granted in equal amounts each quarter, the number of DSUs we grant is determined by dividing the dollar value of the award by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. In the case of the annual retainer and meeting fees, the number of DSUs we grant is determined by dividing either 50% or 100% (depending on the election made by each director), of the dollar value of the retainer and fees earned in the quarter by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash after the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares, issued from treasury or purchased in the open market, or with cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or with cash. We record the cost of DSUs in compensation expense in the period the services are rendered.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

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

(p)   Income taxes:

        Our income tax expense for the period is comprised of current and deferred income taxes. Current taxes and deferred taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity, in which case, the taxes are also recognized in OCI or directly in equity, respectively.

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

        We use the liability method of accounting for deferred income taxes. Under this method, we recognize deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carryforwards. We measure deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and that we expect will apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. We recognize deferred income tax assets only to the extent that it is probable, based on management's estimates that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. Estimates of future taxable profit in different tax jurisdictions are an area of estimation uncertainty. We review our deferred income tax assets at each reporting date and reduce them to the extent it is no longer probable that we will realize the related tax benefits. We recognize the effect of a change in income tax rates in the period of enactment or substantive enactment.

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

(in millions of U.S. dollars, except percentages and per share amounts)

(q)   Financial assets and financial liabilities:

        We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below. See note 2(s), Impairment of financial assets.

Fair value through profit or loss:

        Financial assets and financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than hedging instruments, are classified as fair value through profit or loss. This category includes our short-term investments in money market funds grouped with cash equivalents, and derivative assets and derivative liabilities not qualifying for hedge accounting. We initially recognize investments in our consolidated balance sheet at fair value and recognize subsequent changes in our consolidated statement of operations. We expense transaction costs as incurred in our consolidated statement of operations.

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

(r)   Derivatives and hedge accounting:

        We enter into forward exchange and option contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that are considered highly probable and to hedge foreign-currency denominated balances. We use estimates to forecast future cash flows and the future financial position of net monetary assets or liabilities denominated in foreign currencies. We apply hedge accounting to those hedge transactions that are considered effective. Management assesses the effectiveness of hedges by comparing actual outcomes against these estimates on a regular basis. Subsequent revisions in estimates of future cash flow forecasts, if significant, may result in the discontinuation of hedge accounting for that hedge. We do not enter into derivative contracts for speculative purposes.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

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

        Forward contracts not designated as hedges are marked to market each period, resulting in a gain or loss in our consolidated statement of operations.

        We measure all derivative contracts at fair value in our consolidated balance sheet. The majority of our derivative assets and liabilities arise from foreign currency forward contracts that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in OCI until we recognize the asset, liability or forecasted transactions being hedged in our consolidated statement of operations. For hedges that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in OCI to operations over the remaining duration of the original hedge term. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in OCI immediately in our consolidated statement of operations. For our current cash flow hedges, the majority of the underlying expenses we hedge are included in cost of sales in our consolidated statement of operations.

        We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets. The inputs we use include discount rates and forward exchange rates. Changes in these inputs can cause significant volatility in the fair value of our financial instruments in the short-term.

(s)   Impairment of financial assets:

        We review financial assets at each reporting date and these are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset has been negatively impacted. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset's original discount rate and we recognize this loss in our consolidated statement of operations.

(t)    Revenue:

        We derive the majority of our revenue from the sale of electronic products and services that we have manufactured and provided to customer specifications. Our range of services includes design, engineering, manufacturing, assembly and test, fulfillment and after-market services. We recognize revenue from the sale of products and services rendered when the significant risks and rewards of ownership associated with the products sold or services rendered have passed to the buyer and no material uncertainties remain as to the collection of our receivables. We assume no further performance obligations after revenue has been recognized, other than our manufacturing or service warranties.

        We provide warehousing services in connection with manufacturing services to certain customers. We assess the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements under IFRS, we defer recognizing revenue until we have shipped the products to the customer.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

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

(v)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred in our consolidated statement of operations unless development costs meet certain criteria under IFRS for capitalization. We did not capitalize any research and development costs in 2011, 2012, or 2013.

(w)  Earnings per share (EPS):

        We calculate basic EPS by dividing net earnings by the weighted average number of shares outstanding during the period. We calculate diluted EPS using the treasury stock method, which reflects the potential dilution from equity-based awards that are issued from treasury.

(x)   Recently adopted accounting pronouncements:

IFRS 7, Financial Instruments, Disclosures:

        Effective January 1, 2012, we adopted the amendment issued by the IASB to IFRS 7 which requires enhanced disclosures relating to the de-recognition of financial assets that have been transferred, including quantitative and qualitative disclosures of the nature and extent of risks arising from the transfer. The adoption of this amendment did not have a material impact on the disclosures related to our accounts receivable sales program in our consolidated financial statements.

IFRS 10, Consolidated Financial Statements:

        Effective January 1, 2013, we adopted this standard issued by the IASB which replaces certain sections of IAS 27, Consolidated And Separate Financial Statements. This standard is intended to ensure the same criteria are applied to all types of entities when determining control for consolidated reporting. The adoption of this standard did not have a material impact on our consolidated financial statements.

IFRS 11, Joint Arrangements:

        Effective January 1, 2013, we adopted this standard issued by the IASB which replaces the existing standards on joint ventures. It distinguishes joint ventures from joint operations and establishes the accounting for interests in each of these joint arrangements. The adoption of this standard did not impact our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities:

        Effective January 1, 2013, we adopted this standard issued by the IASB which supplements the existing disclosure requirements about interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, and focuses on the nature, risks and financial effects associated with such interests on financial position, financial performance and cash flows. The adoption of this standard did not have a material impact on our consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

IFRS 13, Fair Value Measurement:

        Effective January 1, 2013, we prospectively adopted this standard issued by the IASB which provides extensive guidance on determining fair value for measurement or disclosure purposes. The adoption of this standard did not have a material impact on our consolidated financial statements.

IAS 1, Presentation of Financial Statements (revised):

        Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 1 which requires changes to the presentation of items in OCI. The adoption of this amendment did not have a material impact on our consolidated financial statements.

IAS 19, Employee Benefits:

        Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 19, Employee Benefits, which requires a retroactive restatement of prior periods. As of January 1, 2011, we had $7.6 of unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period (January 1, 2012 — $6.7 and December 31, 2012 — $6.0). Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit by $7.6 as of January 1, 2011. Our net earnings for 2011 decreased by $2.8, reflecting the reversal of past service credits that we retroactively recorded directly to deficit on January 1, 2011 and the changes in the calculation of the interest component of pension expense. The impact on our net earnings for 2012 was not significant. Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations in OCI and to reclassify the amounts to deficit. Our actuarial gains on pension and non-pension post-employment benefit plans for 2011 increased by $1.9 and our actuarial losses for 2012 increased by $0.7.

IAS 36, Impairment of Assets (revised):

        Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 36 which clarifies the recoverable amount disclosures for non-financial assets in reporting periods when an impairment loss is recognized or reversed. The adoption of this amendment did not have a material impact on our consolidated financial statements.

(y)   Recently issued accounting pronouncements:

IFRS 9, Financial Instruments:

        This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases, and currently does not have a mandatory effective date. IFRS 9 (2009) reflects the IASB's first phase of the project relating to the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they were held and the characteristics of their contractual cash flows. IFRS 9 (2010) provides guidance on the classification and measurement of financial liabilities and the requirements of IAS 39 for the de-recognition of financial assets and liabilities. IFRS 9 (2013) introduces a new general hedge accounting model which provides guidance on the eligibility of hedging instruments and hedged items, accounting for the time value component of options, qualifying criteria for applying hedge accounting, modification and discontinuation of hedging relationships, and required disclosures. In subsequent phases, the IASB plans to make limited amendments to the classification and measurement requirements of IFRS 9 and to add new requirements to address macro hedge accounting and impairment of financial assets. We will evaluate the overall impact on our consolidated financial statements when the final standard, including all phases, is issued. We do not intend to adopt this standard early due to possible further changes in the standard before it becomes final.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

IAS 32, Financial Instruments — Presentation (revised):

        This amendment is effective January 1, 2014 and clarifies the requirements for offsetting financial assets and liabilities. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

IFRIC Interpretation 21, Levies:

        This interpretation of IAS 37, Provisions, Contingent Liabilities, and Contingent Assets, is effective January 1, 2014 and clarifies that a liability for a levy should be recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. We are currently evaluating the impact of adopting this interpretation on our consolidated financial statements.

3.     ACQUISITIONS:

        We did not complete any acquisitions in 2013.

        In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world's leading semiconductor capital equipment manufacturers. We financed the purchase price of $71.0, net of cash acquired, from cash on hand. None of the goodwill was deductible for tax purposes. We expensed acquisition-related transaction costs of $0.9 during 2012 in other charges in our consolidated statement of operations.

        In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks Automation). These operations, located in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world's largest semiconductor equipment manufacturers. We financed the purchase price of $80.5, net of cash acquired, from cash on hand and $45.0 from our revolving credit facility, which we repaid in 2011. Approximately one-third of the goodwill was tax deductible. We expensed acquisition-related transaction costs of $0.6 during 2011 in other charges in our consolidated statement of operations.

        Details of the purchase price allocations, by year of acquisition, are as follows:

	2011	2012
Current assets, net of cash acquired	$49.9	$21.6
Property, plant and equipment and other long-term assets	1.5	15.1
Customer intangible assets and computer software assets	12.5	24.0
Goodwill	33.8	26.4
Current liabilities	(17.2)	(4.2)
Deferred income taxes and other long-term liabilities	—	(11.9)

	$80.5	$71.0

        Neither of these acquisitions had a significant impact on our consolidated results of operations in the year of acquisition.

        Pro forma disclosure:    Revenue and earnings for each period would not have been materially different had the acquisitions occurred at the beginning of their respective years.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

4.     ACCOUNTS RECEIVABLE:

        In November 2012, we entered into an agreement to sell up to $375.0 in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In November 2013, we amended the agreement to reduce its overall capacity to $250.0 based upon our annual review of our requirements under this agreement. Both banks had a Standard and Poor's long-term rating of A and a short-term rating of A-1 at December 31, 2013. This agreement can be terminated at any time by the banks or us. At December 31, 2013, we had sold $50.0 of accounts receivable under this facility (December 31, 2012 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

5.     INVENTORIES:

        Inventories is comprised of the following:

	December 31
	2012	2013
Raw materials	$517.1	$527.7
Work in progress	77.9	109.8
Finished goods	150.7	179.7

	$745.7	$817.2

        We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. During 2013, we recorded net inventory provisions of $7.9 (2012 — net provisions of $5.3; 2011 — net provisions of $4.5). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During 2012, our net inventory provisions of $5.3 were comprised of new provisions of $10.9 for aged inventory, offset in part by a $5.6 provision reversal for the improved recovery of certain inventory.

6.     ASSETS CLASSIFIED AS HELD-FOR-SALE:

        As a result of previously announced restructuring actions, we reclassified certain assets as held-for-sale. At the time of reclassification, we recorded an impairment loss, in restructuring charges, where the carrying value of those assets exceeded the fair value less estimated costs to sell. See note 15(a). We have programs underway to sell these assets.

        At December 31, 2013, we had $30.2 (December 31, 2012 — $30.8) of assets classified as held-for-sale, primarily land and buildings in Europe and the Americas.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

7.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are comprised of the following:

	2012
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$26.8	$7.8	$19.0
Buildings including improvements	296.4	134.2	162.2
Machinery and equipment	700.0	544.2	155.8

	$1,023.2	$686.2	$337.0

	2013
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$24.3	$7.8	$16.5
Buildings including improvements	296.9	141.3	155.6
Machinery and equipment	681.0	539.5	141.5

	$1,002.2	$688.6	$313.6

        The following table details the changes to the net book value of property, plant and equipment:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2012	$20.3	$138.3	$164.1	$322.7
Additions	—	36.9	60.7	97.6
Acquisitions through business combinations (note 3)	—	0.8	14.3	15.1
Depreciation	—	(13.5)	(56.7)	(70.2)
Impairment loss (note 15(b))	—	—	(2.4)	(2.4)
Reclassification to assets held-for-sale and other disposals(i)	—	(0.8)	(23.8)	(24.6)
Foreign exchange and other	(1.3)	0.5	(0.4)	(1.2)

Balance — December 31, 2012(ii)	19.0	162.2	155.8	337.0
Additions	—	11.1	34.2	45.3
Depreciation	—	(14.5)	(45.0)	(59.5)
Reclassification to assets held-for-sale and other disposals	(0.1)	(1.9)	(3.3)	(5.3)
Foreign exchange and other	(2.4)	(1.3)	(0.2)	(3.9)

Balance — December 31, 2013(ii)	$16.5	$155.6	$141.5	$313.6

(i)
Includes $16.2 of losses primarily to write down surplus equipment in 2012 related to BlackBerry Limited (BlackBerry), formerly Research In Motion Limited, which we have since sold. See note 15(a).

(ii)
The net book value of property, plant and equipment at December 31, 2013 included $0.3 (December 31, 2012 — $0.4) of assets under finance leases.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

8.     GOODWILL AND INTANGIBLE ASSETS:

        Goodwill and intangible assets are comprised of the following:

	2012
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$14.6	$60.3

Intellectual property	$111.3	$111.3	$—
Other intangible assets	238.7	197.2	41.5
Computer software assets	273.7	262.2	11.5

	$623.7	$570.7	$53.0

	2013
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$14.6	$60.3

Intellectual property	$111.3	$111.3	$—
Other intangible assets	239.1	203.7	35.4
Computer software assets	276.2	267.4	8.8

	$626.6	$582.4	$44.2

        The following table details the changes to the net book value of goodwill and intangible assets:

	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2012	$48.0	$21.5	$14.0	$83.5
Additions	—	—	4.7	4.7
Acquisitions through business combinations (note 3)	26.4	24.0	—	50.4
Amortization	—	(4.1)	(7.2)	(11.3)
Impairment loss (note 15(b))	(14.6)	—	(0.7)	(15.3)
Other	0.5	0.1	0.7	1.3

Balance — December 31, 2012	60.3	41.5	11.5	113.3
Additions	—	—	3.1	3.1
Amortization	—	(6.5)	(5.7)	(12.2)
Other	—	0.4	(0.1)	0.3

Balance — December 31, 2013	$60.3	$35.4	$8.8	$104.5

        We conduct our annual impairment assessment of goodwill and intangible assets in the fourth quarter of each year and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. See notes 2(l) and 15(b). We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        During 2013, we did not identify any triggering event that would indicate the carrying amount of our assets and CGUs may not be recoverable. In the fourth quarter of 2013, we completed our annual impairment assessment of goodwill and intangible assets and determined that the recoverable amount of our assets and CGUs exceeded their respective carrying values and that no impairment existed as of the date of the impairment assessment. In the fourth quarter of 2012, we recorded non-cash impairment charges of $14.6 against goodwill and $0.7 against computer software assets.

9.     OTHER NON-CURRENT ASSETS:

	December 31
	2012	2013
Net pension assets (note 18)	$42.0	$40.3
Land rights	12.6	12.2
Other	6.6	2.5

	$61.2	$55.0

10.   PROVISIONS:

        Our provisions include restructuring, warranty and other provisions. We have included a description of our restructuring, warranty and legal provisions in note 2(m). We include details of our restructuring provision in note 15(a). The following chart details the changes in our provisions for the periods indicated:

	Restructuring	Warranty	Other(i)	Total
Balance — December 31, 2012	$14.8	$16.5	$9.6	$40.9
Provisions	27.9	14.4	1.3	43.6
Reversal of prior year provisions(ii)	(1.8)	(4.5)	(3.4)	(9.7)
Payments/usage	(22.9)	(4.8)	(1.5)	(29.2)
Accretion and foreign exchange	—	(0.2)	—	(0.2)

Balance — December 31, 2013	$18.0	$21.4	$6.0	$45.4

Current	$18.0	$13.7	$1.7	$33.4
Non-current(iii)	—	7.7	4.3	12.0

December 31, 2013	$18.0	$21.4	$6.0	$45.4

(i)
Other includes legal provisions, asset retirement obligations, and certain other provisions and liabilities. We have aggregated these provisions and liabilities as a single class for disclosure purposes given the insignificance of the individual amounts.

(ii)
During 2013, we reversed prior year provisions for restructuring, warranty and other provisions. We provide product and service warranties to customers. We regularly adjust our provisions based on historical experience and as the warranties expire.

(iii)
Included in provisions and other non-current liabilities in our consolidated balance sheet.

See note 23 regarding contingent liabilities.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

11.   CREDIT FACILITIES:

        We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Certain of our assets are pledged as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

        Borrowings under this facility bear interest for the period of the draw at LIBOR or Prime rate plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase for cancellation $175.0 of our subordinate voting shares, $55.0 of which were funded through this credit facility. We repaid all such borrowed amounts in the first half of 2013. See note 12. At December 31, 2013, there were no amounts outstanding under this facility (December 31, 2012 — $55.0 outstanding), and we were in compliance with all restrictive and financial covenants required by this facility. Commitment fees paid in 2013 were $2.0 (2012 and 2011 — $2.0 per year). At December 31, 2013, we had $29.7 (December 31, 2012 — $31.1) outstanding in letters of credit under this facility.

        We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2013 or 2012.

        The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

12.   CAPITAL STOCK:

        We are authorized to issue an unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to 25 votes per share. The subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors, except as otherwise required by law. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof and automatically, under certain circumstances, into one subordinate voting share. We are also authorized to issue an unlimited number of preferred shares, issuable in series. No preferred shares have been issued to date.

(a)   Capital transactions:

Number of shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares
Issued and outstanding at December 31, 2012	163.8	18.9
Issued from treasury(i)	2.3	—
Cancelled under NCIB	(4.1)	—

Issued and outstanding at December 31, 2013	162.0	18.9

(i)
During 2013, we issued 1.2 million (2012 — 1.2 million; 2011 — 1.9 million) subordinate voting shares upon the exercise of employee stock options for cash proceeds of $7.1 (2012 — $7.5; 2011 — $11.9). We also issued 1.1 million (2012 — 0.8 million; 2011 — 0.4 million) subordinate voting shares from treasury with an ascribed value of $9.3 (2012 — $7.7; 2011 — $3.1) upon the vesting of certain RSUs and DSUs. We also settled RSUs and PSUs with subordinate voting shares purchased in the open market and with cash. Settlement of these awards is described below.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        On August 2, 2013, we received approval from the TSX to launch a new Normal Course Issuer Bid (NCIB). This NCIB allows us to repurchase, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under the NCIB, up to approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our total subordinate voting shares and multiple voting shares) in the open market, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under this NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans (0.3 million subordinate voting shares were purchased as of December 31, 2013). In December 2013, we entered into an Automatic Share Purchase Plan (ASPP) (our previous ASPP expired in October 2013) with a broker that allows the broker to purchase, on our behalf, up to approximately 1.3 million of our subordinate voting shares (for cancellation under the NCIB) at any time through February 2, 2014, including during any applicable trading blackout periods. During 2013, we paid $43.6, including transaction fees, to repurchase for cancellation under the NCIB 4.1 million subordinate voting shares at a weighted average price of $10.70 per share. At December 31, 2013, we recorded a liability of $9.8, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the December 2013 ASPP.

        In February 2014, we received approval from the TSX to amend our NCIB in order to permit the repurchase of our subordinate voting shares under one or more program share repurchases (each a PSR) during the term of the NCIB. On February 12, 2014, we entered into a PSR with a broker and prepaid approximately $27 to the broker for the right to receive a variable number of our subordinate voting shares upon program completion. Under the PSR, the price and the number of subordinate voting shares to be repurchased by us will be determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under the PSR will be cancelled under our current NCIB.

        In the fourth quarter of 2012, we completed an SIB and repurchased for cancellation 22.4 million subordinate voting shares for $175.0. We funded the share repurchases using $120.0 of cash on hand and $55.0 of cash drawn from our revolving credit facility. See note 11.

        A previous NCIB that allowed us to repurchase up to 16.2 million subordinate voting shares in the open market expired in February 2013. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under this prior NCIB was reduced by 2.6 million subordinate voting shares we purchased in the open market for equity-based compensation plans. We completed our repurchases for cancellation under the previous NCIB in the third quarter of 2012, and paid a total of $113.8 (including transaction fees) to repurchase for cancellation 13.3 million subordinate voting shares at a weighted average price of $8.52 per share thereunder in 2012.

        During 2011, we did not repurchase any subordinate voting shares for cancellation.

(b)   Equity-based compensation:

Long-Term Incentive Plan (LTIP):

        Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs to eligible employees, consultants and directors. We have the option to settle these awards in subordinate voting shares purchased in the open market, or in cash, or we may issue up to 29.0 million in subordinate voting shares from treasury.

Share Unit Plan (SUP):

        Under the SUP, we may grant RSUs and PSUs to eligible employees. We have the option to settle RSUs and PSUs issued thereunder in subordinate voting shares purchased in the open market, or in cash.

        For DSUs, see note 12(c).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        During 2013, stock-based compensation expense, which excludes DSU expense, was $29.2 (2012 — $35.6; 2011 — $44.2) in cost of sales and SG&A. The amount of our stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We amended the retirement eligibility clauses in our equity-based compensation plans in 2011 which accelerated our recognition of the related compensation expense of $3.5 in 2013 (2012 — $3.1; 2011 — $4.8).

(i)    Stock option plans:

        We have granted stock options under our LTIP. Options are granted at prices equal to the closing market price on the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from the grant date.

        Stock option transactions were as follows:

	Number of Options	Weighted Average Exercise Price
	(in millions)
Outstanding at January 1, 2012	8.1	$10.51
Granted	1.1	$8.26
Exercised	(1.2)	$6.14
Forfeited/Expired	(2.0)	$15.53

Outstanding at December 31, 2012	6.0	$9.52
Granted	1.0	$8.02
Exercised	(1.2)	$5.85
Forfeited/Expired	(0.5)	$13.09

Outstanding at December 31, 2013	5.3	$9.43
Shares reserved for issuance upon exercise of stock options or awards (in millions)	19.3

        Stock options were exercised on a regular basis throughout the year. The weighted average closing market price of our subordinate voting shares was $9.62 during 2013 (2012 — $8.15).

        The following stock options were outstanding as at December 31, 2013:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$4.13 — $6.05	0.9	$4.79	4.5	0.9	$4.79
$6.51 — $8.21	1.1	$7.62	6.5	0.6	$7.02
$8.24 — $9.87	1.6	$8.84	8.3	0.3	$9.83
$10.00 — $10.20	0.8	$10.11	4.3	0.7	$10.10
$10.69 — $14.86	0.3	$13.99	1.3	0.3	$14.04
$15.26 — $17.15	0.5	$17.13	0.1	0.5	$17.13
$17.93 — $18.46	0.1	$18.30	0.3	0.1	$18.30

	5.3			3.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We amortize the estimated fair value of options to expense over the vesting period (generally four years). We determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31
	2011	2012	2013
Risk-free interest rate	2.3%	0.9%	1.0%
Dividend yield	—	—	—
Expected volatility of the market price of our shares	52%	53%	50%
Expected option life (in years)	5.5	5.5	5.5
Weighted-average fair value of options granted	$4.86	$3.92	$3.73

        We determine the expected volatility of our subordinate voting shares based on an evaluation of the historical volatility of our share price. We determine the expected option life based on historical option holder behavior and the risk-free interest rate is based on U.S. government bond yields.

(ii)   Restricted share units and performance share units:

        We have granted to our employees RSUs and PSUs pursuant to our LTIP and SUP. These grants generally entitle the holder to receive one subordinate voting share or, at our discretion, the cash equivalent of the market value of a subordinate voting share at the date of vesting. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing subordinate voting shares from treasury, subject to certain limits. We have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, under certain circumstances, we have also cash-settled certain awards upon vesting (see below). We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs below represents the maximum payout at 200%. The following table outlines the RSU and PSU transactions. As of December 31, 2013, none of the outstanding RSUs or PSUs was vested.

Number of awards (in millions)	RSUs	PSUs
Outstanding at January 1, 2012	3.5	7.4
Granted	2.6	2.4
Settled	(1.9)	(3.9)
Forfeited/Expired	(0.8)	(1.1)

Outstanding at December 31, 2012	3.4	4.8
Granted	2.3	2.1
Settled	(2.0)	(1.3)
Forfeited/Expired	(0.2)	(0.2)

Outstanding at December 31, 2013	3.5	5.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        During 2013, we granted 2.1 million PSUs, of which 60% vest based on the achievement of a market performance condition tied to TSR and the balance vest based on a non-market performance condition. In 2012 and 2011, we granted 2.4 million and 2.1 million PSUs, respectively, all of which vest based on the achievement of a market performance condition tied to TSR. See note 2(n) for a description of TSR. RSUs vest approximately one-third per year for three years. PSUs vest at the end of their respective terms, generally three years, to the extent that the applicable performance conditions have been met. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent years to reflect the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee.

        The weighted average grant date fair value of RSUs awarded in 2013 was $8.32 per unit (2012 — $8.18; 2011 — $9.78). The weighted average grant date fair value of PSUs awarded in 2013 was $8.74 per unit (2012 — $9.79; 2011 — $13.75).

        From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of subordinate voting shares upon vesting of awards under our equity-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During 2013, we purchased 1.3 million (2012 — 2.6 million; 2011 — 5.7 million) subordinate voting shares through a trustee for $12.8, including transaction fees, (2012 — $21.7; 2011 — $49.4) to satisfy delivery requirements under our equity-based compensation plans. At December 31, 2013, the trustee held 1.3 million subordinate voting shares with a value of $12.0. At December 31, 2012, the trustee held 0.8 million (December 31, 2011 — 4.5 million) subordinate voting shares with a value of $6.4 (December 31, 2011 — $37.9), and $11.9 in cash, representing the estimated amount of cash required to complete the purchase of our subordinate voting shares under a previous ASPP entered into with such trustee for this purpose that expired in January 2013.

        We elected to cash-settle certain vested share unit awards in the first quarter of 2011 and the fourth quarter of 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during a previous NCIB that was approved by the TSX in 2010 and the SIB. We account for cash-settled awards as liabilities and we re-measure them based on the closing price of our subordinate voting shares at each reporting date and at the settlement date, with a corresponding charge or recovery to compensation expense. We recorded a mark-to-market adjustment on these cash-settled awards of $0.2 in 2012 (2011 — $2.7). When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4 in 2012 (2011 — nil, as such reclassification was recorded in the fourth quarter of 2010 when we made the decision to cash-settle those awards), representing the fair value of these awards, from contributed surplus to accrued liabilities. We did not cash-settle any vested share unit awards in 2013. As management currently intends to settle all other outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or subordinate voting shares issued from treasury, we have accounted for these share unit awards as equity-settled awards.

(c)   Deferred share units:

        We grant DSUs to certain members of our Board of Directors under our Directors' Share Compensation Plan. The DSUs may be settled in cash or in subordinate voting shares issued from treasury or purchased in the open market, depending on when the DSUs were granted (see note 2(n) for details). In 2013, we recorded DSU expenses of $1.9 (2012 — $1.9; 2011 — $1.8). As at December 31, 2013, we had 1.0 million DSUs which were outstanding and fully vested (December 31, 2012 — 0.8 million).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

13.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:

	Year ended December 31
	2011	2012	2013
Opening balance of foreign currency translation account	$1.6	$(0.1)	$(0.2)
Foreign currency translation adjustments	(1.7)	(0.1)	(3.3)

Closing balance	(0.1)	(0.2)	(3.5)
Opening balance of unrealized net gain or loss on cash flow hedges	10.7	(12.2)	4.3
Net gain (loss) on cash flow hedges (i)	(9.7)	16.9	(12.6)
Reclassification of net gain on cash flow hedges to operations (ii)	(13.2)	(0.4)	(2.5)

Closing balance (iii)	(12.2)	4.3	(10.8)

Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 2 & 18)	7.1	(11.9)	7.6
Reclassification of actuarial gains (losses) to deficit (note 2)	(7.1)	11.9	(7.6)

Closing balance	—	—	—

Accumulated other comprehensive income (loss)	$(12.3)	$4.1	$(14.3)

(i)
Net of income tax recovery of $0.5 for 2013 (2012 — $0.7 income tax expense; 2011 — $0.7 income tax recovery).

(ii)
Net of income tax recovery of nil for 2013 (2012 — $0.1 income tax recovery; 2011 — nil).

(iii)
Net of income tax recovery of $0.3 as of December 31, 2013 (December 31, 2012 — $0.2 income tax expense; December 31, 2011 — $0.4 income tax recovery).

        We expect that the majority of net gains (losses) on cash flow hedges reported in the 2013 accumulated other comprehensive income balance will be reclassified to operations during 2014, primarily in cost of sales as the underlying expenses that are being hedged are included in cost of sales.

14.   EXPENSES BY NATURE:

        We have presented our consolidated statement of operations by function. Included in our cost of sales and SG&A for the year ended December 31, 2013 were employee-related costs of $749.7 (2012 — $747.7; 2011 — $800.4) including stock-based compensation of $29.2 (2012 — $35.6; 2011 — $44.2), freight and transportation costs of $85.3 (2012 — $97.4; 2011 — $104.0), depreciation expense of $59.5 (2012 — $70.2; 2011 — $63.7) and rental expense of $31.5 (2012 — $35.4; 2011 — $45.3).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

15.   OTHER CHARGES:

	Year ended December 31
	2011	2012	2013
Restructuring (a)	$14.5	$44.0	$28.0
Asset impairment (b)	—	17.7	—
Recovery of damages (c)	(5.2)	—	(24.0)
Other (d)	(2.8)	(2.2)	—

	$6.5	$59.5	$4.0

(a)   Restructuring:

        Our restructuring charges (recoveries) are comprised of the following:

	Year ended December 31
	2011	2012	2013
Cash charges	$18.2	$27.8	$26.1
Non-cash charges (recoveries)	(3.7)	16.2	1.9

	$14.5	$44.0	$28.0

        In June 2012, we announced that we would wind down our manufacturing services for BlackBerry. We completed our manufacturing services for BlackBerry and the related transition activities in 2012. Due to our disengagement from BlackBerry in 2012 and in response to the challenging demand environment, we also announced restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. In connection with these plans, we recorded restructuring charges of $28.0 in 2013 (2012 — $44.0). In 2013, we recorded cash restructuring charges of $26.1 primarily related to employee termination costs throughout our global network. In 2012, we recorded cash restructuring charges of $27.8, primarily related to employee termination costs throughout our global network, including for our BlackBerry operations. In 2012, we also recorded non-cash restructuring charges of $16.2 primarily to write down the BlackBerry-related equipment to recoverable amounts. Also see the discussion on asset impairment in note 15(b).

        The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Our restructuring charges for 2011 related to a previous restructuring program and included employee termination and contractual lease obligation costs. We also recorded recoveries resulting from the sale of vacated properties and surplus equipment against our restructuring charges.

        At December 31, 2013, our restructuring provision was $18.0 (December 31, 2012 — $14.8; December 31, 2011 — $16.7) comprised primarily of employee termination costs and contractual lease obligations which we expect to pay during 2014. See notes 2(m) and 10 for further details and description regarding our restructuring provision.

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

        During 2013, we did not identify any triggering event that would indicate the carrying amount of our assets and CGUs may not be recoverable. In the fourth quarter of 2013, we completed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment and determined that the recoverable amount of our assets and CGUs exceeded their respective carrying values and that no impairment existed as of the date of the impairment assessment.

        In the second quarter of 2012, we tested the carrying amounts of the CGUs that were impacted by the wind down of our manufacturing services for BlackBerry in Mexico, Romania and Malaysia. We recorded an impairment loss on the BlackBerry-related assets that were available for sale in restructuring charges (note 15(a)). We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

        In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $17.7, comprised of $14.6 against goodwill, $0.7 against computer software assets and $2.4 against property, plant and equipment. See notes 7 and 8. The majority of our impairment related to goodwill that arose from a prior acquisition in the healthcare industry, primarily because our overall progress and the ability to ramp our healthcare business were slower than we originally anticipated. As a result, we recorded a goodwill impairment loss of $11.9 in 2012 related to that acquisition.

        In 2012 and 2013, we determined the recoverable amount of our CGUs based on the expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Our major assumptions included projections of cash flows, which are based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other updates. The plan for the following year and the three-year strategic plan were both approved by management and presented to our Board of Directors. For the 2013 annual impairment assessment, we used cash flow projections ranging from approximately 3 to approximately 10 years (2012 — 2 to 7 years) for our CGUs, in line with the remaining useful lives of the CGUs' primary assets. We generally used our weighted-average cost of capital of approximately 12% (2012 — approximately 13%), on a pre-tax basis, to discount our cash flows. For our semiconductor CGU that is subject to higher risk and volatilities (discussed below), we increased the discount rate to 17% (2012 — 20%) to reflect the risk inherent in the cash flows. We reduced the discount rate for our semiconductor cash flow projections for 2013 compared to 2012 to reflect a perceived

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

reduction in risk inherent in our semiconductor cash flows as a result of new business awarded in 2013. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values.

        As part of our annual impairment assessment, we perform sensitivity analyses to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. At December 31, 2013, the carrying value of our semiconductor CGU included an aggregate of $60.3 of goodwill and an aggregate of $28.6 of customer intangible assets. This CGU, which arose from the 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation and the 2012 acquisition of D&H Manufacturing Company, has been impacted by the downturn in the semiconductor industry in recent years and the cost of investments we have made, and has performed below our expectations. However, we continue to develop new business opportunities with our semiconductor customers. For purposes of our impairment assessment, we have assumed growth for this CGU in 2014 and future years from new business awarded in 2013, future awards of new business, and overall improvement in semiconductor end market demand based on certain market trend analyses published by external sources. We have also assumed improvements to the profitability of this CGU as we ramp new business and leverage our capital investments. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the profitability of this CGU could result in an impairment loss in a future period for this CGU. Based on our sensitivity analysis, no impairment would arise if we reduced both the CGU's projected annual revenue by 5% and its projected profitability as a percentage of revenue by approximately 40 basis points, or if we increased the discount rate to 21%.

        We did not identify any other key assumptions where a reasonably possible change would result in material impairments to our other CGUs.

        In 2011, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

(c)   Recovery of damages:

        In 2013, in connection with the settlement of class action lawsuits in which we were a plaintiff, we received recoveries of damages in the amount of $24.0 related to certain purchases we made in prior periods. We recorded these recoveries in other charges (recoveries) in our consolidated statement of operations in 2013.

        In 2009, we recorded a provision related to a recovery of damages upon settlement of certain other class action lawsuits. Based on management's assessment of the potential outcomes, we deemed this provision was no longer necessary and released $5.2 during 2011 in other charges (recoveries) in our consolidated statement of operations.

(d)   Other:

        During 2012 and 2011, we released our provision totaling $4.5 ($3.2 in 2012 and $1.3 in 2011) representing the estimated fair value of contingent consideration related to a prior acquisition. We determined that the provision was no longer necessary and released a portion of the provision during 2012 and 2011 in other charges (recoveries).

        Other also includes realized recoveries on certain assets that were previously written down in other charges and acquisition-related transaction costs. In 2013, we recorded no transaction costs (2012 — $0.9; 2011 — $0.6) related to our acquisitions. See note 3.

16.   FINANCE COSTS:

        Our finance costs for 2013 were $2.9 (2012 — $3.5; 2011 — $5.4), comprised primarily of interest expenses and fees related to our credit facilities and our accounts receivable sales program.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

17.   RELATED PARTY TRANSACTIONS:

        Onex Corporation (Onex) owns, directly or indirectly, all of the outstanding multiple voting shares. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        We have, or had, manufacturing and services agreements with certain companies related to or under the control of Onex or Gerald Schwartz. During 2013, we recorded revenue of $10.8 from two related companies. At December 31, 2013, we had no amounts due from these related companies. During 2012, we recorded revenue of $38.0 from one related company. At December 31, 2012, we had $6.5 due from this related company. During 2011, we recorded revenue of $90.9 from two related companies. At December 31, 2011, we had $15.5 due from these related companies. All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

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

        Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and key management team was as follows:

	Year ended December 31
	2011	2012	2013
Short-term employee benefits and costs	$5.2	$5.7	$6.3
Post-employment and other long-term benefits	0.6	0.4	0.3
Equity-based compensation	19.5	15.5	12.1

	$25.3	$21.6	$18.7

18.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

        We provide pension and non-pension post-employment benefit plans for our employees. Some employees in Canada, Japan and the United Kingdom (U.K.) participate in defined benefit plans. Defined contribution plans are offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico and Thailand. These benefits may include one-time retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance. Our two largest defined benefit plans are provided in Canada and the U.K. Both plans are closed to new members. Less than 2% of the plan members remain active employees of the company. The overall governance of our pension plans is conducted by our Global Compensation Committee who, through annual reviews, approves material plan changes, reviews funding levels, investment performance, compliance matters and plan assumptions, and ensures that the plans are administered in accordance with local statutory requirements. We have established a Pension Committee to govern our Canadian pension plans. The U.K. pension plans are governed by a Board of Trustees, composed of employee and company representation. Both the Canadian Pension Committee and the U.K. Board of Trustees review funding levels, investment performance and compliance matters for their respective plans.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Our pension funding policy is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements. For our two largest defined benefit pension plans (Canada and U.K.), local regulatory bodies either define the minimum funding requirement or approve the funding plans submitted by us. We may make additional discretionary contributions taking into account actuarial assessments and other factors. The contributions that we make to support ongoing plan obligations are recorded in the respective asset or liability accounts on our consolidated balance sheet.

        Actuarial valuations for our two largest defined benefit pension plans (Canada and U.K.) are required every three years. The actuarial valuation for our Canadian pension plan was completed using a measurement date of December 2011; the next valuation will have a measurement date of December 2014. Our U.K. pension plan actuarial valuation was completed using a measurement date of April 2013; the next valuation will have a measurement date of April 2016.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of May 2013 (Canada) and January 2012 (U.S.). The next valuations for these plans will have measurement dates of May 2016 and January 2014, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        We used a measurement date of December 31, 2013 for the accounting valuation for pension and non-pension post-employment benefits.

        Our pension plans are exposed to market risks such as changes in interest rates, inflation, and fluctuations in investment values. Our plans are also exposed to non-financial risks such as the membership's mortality and demographic changes, as well as regulatory changes.

        We manage the funding level risk of defined benefit pension plans through our asset allocation strategy for each plan. In Canada, our plan population has very few active members and consists primarily of retired members. Assets are heavily weighted in debt instruments to match the liability profile of our plan. In the U.K., we follow an active de-risking strategy and allocate a higher level of the plan assets to debt instruments if the funding level of the plan improves.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the weighted average asset allocation across all plans allows for 69% to 73% (2012 — 63% to 67%) investment in fixed income, 24% to 32% (2012 — 30% to 37%) investment in equities through mutual funds, and 1% to 2% (2012 — 1% to 2%) in other investments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 20. At December 31, 2013, $464.9 (December 31, 2012 — $473.4) of our plan assets were measured using level 1 inputs of the fair value hierarchy and $18.6 (December 31, 2012 — $17.3) of our plan assets were measured using level 2 inputs of the fair value hierarchy. Some of the plan assets are held with financial institutions, each of which had a Standard and Poor's rating of A or above at December 31, 2013. The remaining assets are held with financial institutions where ratings are not available. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Plan assets are measured at their fair values; however, the amounts we can record for defined benefit plan assets may be restricted under IFRS. A description of this restriction is in note 2(n). Based on a review of the terms and conditions, and the statutory minimum funding requirements of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions of our pension plans exceed the total of the fair value of plan assets net of the present value of related obligations. This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2013 and 2012.

        The table below presents the market value of plan assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2012	2013	2012	2013
Quoted market prices:
Debt investment funds	$321.4	$353.7	65%	73%
Equity investment funds	144.1	102.6	29%	21%
Non-quoted market prices:
Other investment funds	17.3	18.6	4%	4%
Other	7.9	8.6	2%	2%

Total	$490.7	$483.5	100%	100%

        The following tables provide a summary of the financial position of our pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2012	2013	2012	2013
Plan assets, beginning of year	$447.2	$490.7	$—	$—
Interest income	21.4	20.1	—	—
Actuarial gains (losses) in other comprehensive income (actual return on plan assets less interest income above)	8.7	(5.2)	—	—
Administrative expenses paid from plan assets	(1.1)	(1.2)	—	—
Employer contributions	20.6	8.4	—	—
Employer direct benefit payments	0.1	0.3	18.4	10.0
Voluntary employee contributions	0.1	0.1	—	—
Settlement payments from plan	—	—	—	(3.6)
Benefit payments from plan	(21.8)	(20.7)	—	—
Benefit payments from employer	(0.1)	(0.3)	(18.4)	(6.4)
Foreign currency exchange rate changes	15.6	(8.7)	—	—

Plan assets, end of year	$490.7	$483.5	$—	$—

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2012	2013	2012	2013
Accrued benefit obligations, beginning of year	$437.0	$477.0	$83.5	$88.2
Current service cost	3.2	2.9	2.9	2.4
Past service cost and settlement/curtailment losses	—	0.1	16.3	1.6
Interest cost	20.4	19.1	4.2	3.3
Voluntary employee contributions	0.1	0.1	—	—
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	5.2	3.2	—	(2.3)
— Changes in financial assumptions	18.5	(7.4)	9.6	(6.5)
— Experience adjustments	(0.3)	4.5	(12.1)	(3.7)
Settlement payments from plan	—	—	—	(3.6)
Benefit payments from plan	(21.8)	(20.7)	—	—
Benefit payments from employer	(0.1)	(0.3)	(18.4)	(6.4)
Foreign currency exchange rate changes	14.8	(9.6)	2.2	(4.7)

Accrued benefit obligations, end of year	$477.0	$468.9	$88.2	$68.3

Weighted average duration of benefit obligations (in years)	17	16	13	14

        The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2012	2013	2012	2013
Accrued benefit obligations, end of year	$(477.0)	$(468.9)	$(88.2)	$(68.3)
Plan assets, end of year	490.7	483.5	—	—

Excess (deficiency) of plan assets over accrued benefit obligations	$13.7	$14.6	$(88.2)	$(68.3)

        The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31			December 31
	2012			2013
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(28.3)	$(81.9)	$(110.2)	$(25.7)	$(67.8)	$(93.5)
Accrued liabilities	—	(6.3)	(6.3)	—	(0.5)	(0.5)
Net pension assets (note 9)	42.0	—	42.0	40.3	—	40.3

	$13.7	$(88.2)	$(74.5)	$14.6	$(68.3)	$(53.7)

        In connection with certain restructuring actions announced prior to the end of 2013, we reclassified a current portion of the accumulated post-employment benefits totaling $0.5 to accrued liabilities on our consolidated balance sheet as of December 31, 2013 (December 31, 2012 — $6.3).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2011	2012	2013	2011	2012	2013
Current service cost	$3.1	$3.2	$2.9	$2.7	$2.9	$2.4
Net interest cost (income)	0.7	(1.0)	(1.0)	4.2	4.2	3.3
Past service cost and settlement/curtailment losses	—	—	0.1	—	16.3	1.6
Plan administrative expenses and other	2.9	1.2	1.4	0.2	(0.2)	—

	6.7	3.4	3.4	7.1	23.2	7.3
Defined contribution pension plan expense	9.8	10.1	9.7	—	—	—

Total expense for the year	$16.5	$13.5	$13.1	$7.1	$23.2	$7.3

        We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales and SG&A expenses depending on the nature of expenses. Our past service cost and settlement/curtailment losses of $1.6 related to restructuring actions completed during 2013 (2012 — $16.3).

        The following table outlines the actuarial gains and losses, net of tax, recognized in OCI and reclassified directly to deficit:

	Year ended December 31
	2011	2012	2013
Cumulative actuarial losses, beginning of year	$20.7	$13.6	$25.5
Actuarial losses (gains) recognized during the year(i)	(7.1)	11.9	(7.6)

Cumulative actuarial losses, end of year(ii)	$13.6	$25.5	$17.9

(i)
Net of income tax recovery of $0.6 for 2013 (2012 — $0.3 income tax recovery; 2011 — $0.6 income tax recovery).

(ii)
Net of income tax recovery of $1.9 as at December 31, 2013 (December 31, 2012 — $1.3 income tax recovery; December 31, 2011 — $1.0 income tax recovery).

        The following percentages and assumptions were used in measuring the plans for the year ended December 31 as follows:

	Pension Plans			Other Benefit Plans
	2011	2012	2013	2011	2012	2013
Weighted average discount rate at December 31 (i) for:
Benefit obligations	4.7	4.3	4.6	5.1	4.4	4.9
Net pension cost	5.1	4.7	4.3	5.5	5.1	4.4
Weighted average rate of compensation increase for:
Benefit obligations	3.4	3.4	3.7	4.7	4.4	4.6
Net pension cost	3.5	3.4	3.4	4.7	4.2	4.4
Healthcare cost trend rates:
Immediate trend	—	—	—	7.1	6.9	6.7
Ultimate trend	—	—	—	4.5	4.5	4.5
Year the ultimate trend rate is expected to be achieved	—	—	—	2030	2030	2030

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

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

        For purposes of measuring our Canadian pension plans, we adopted the draft report of Canadian pensioners mortality tables and improvement scales proposed by the Canadian Institute of Actuaries in July 2013. The use of these tables and scales has increased the present value of the Canadian benefit obligations with an offsetting charge recorded in OCI.

        A one percentage-point increase or decrease to one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans Year ended December 31, 2013		Other Benefit Plans Year ended December 31, 2013
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(67.7)	$82.7	$(8.4)	$10.4
Healthcare cost trend rate	$—	$—	$8.0	$(6.6)

        The sensitivity figures shown above were calculated by determining the change in the obligation as at December 31, 2013 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, primarily the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.

        In 2013, we made contributions to the pension plans of $18.4 (2012 — $30.8) of which $9.7 (2012 — $10.1) was for defined contribution plans and $8.7 (2012 — $20.7) was for defined benefit plans. We may, from time-to-time, make voluntary contributions to the pension plans. In 2013, we made contributions to the non-pension post-employment benefit plans of $10.0 (2012 — $18.4) to fund benefit payments.

        We currently estimate that our 2014 contributions will be $16.7 for defined benefit pension plans, $9.7 for defined contribution pension plans, and $3.4 for our non-pension post-employment benefit plans. Our actual contributions could differ materially from these estimates.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

19.   INCOME TAXES:

	Year ended December 31
	2011	2012	2013
Current income tax expense (recovery):
Current year	$22.7	$21.3	$28.8
Adjustments for prior years, including changes to net provisions related to tax uncertainties	(12.4)	(5.8)	(11.9)

	10.3	15.5	16.9
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(7.5)	(2.8)	(10.7)
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years	0.9	(18.5)	6.5

	(6.6)	(21.3)	(4.2)

Income tax expense (recovery)	$3.7	$(5.8)	$12.7

        A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense (recovery) at the effective tax rate is as follows:

	Year ended December 31
	2011	2012	2013
Earnings before income taxes	$196.0	$111.9	$130.7
Income tax expense at Celestica's statutory income tax rate(i) of 26.5% (2012 — 26.5%; 2011 — 28.3%)	$55.5	$29.6	$34.7
Impact on income taxes from:
Manufacturing and processing deduction	(0.6)	(0.5)	(0.6)
Foreign income taxed at lower rates	(14.9)	(47.9)	(17.9)
Foreign exchange	(31.4)	19.5	(27.6)
Goodwill write-off	—	2.0	—
Other, including non-taxable and non-deductible items	(5.8)	10.0	(41.6)
Change in unrecognized tax losses and deductible temporary differences	0.9	(18.5)	65.7

Income tax expense (recovery)	$3.7	$(5.8)	$12.7

(i)
The decrease in our statutory income tax rates resulted from reductions in the federal and applicable provincial Canadian tax rates.

        Our effective tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

        During 2013, we recorded net income tax recoveries of $9.8 arising from net changes to our provisions for certain tax uncertainties.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        During 2012, as a result of our D&H acquisition, we recognized $10.4 of previously unrecognized deferred tax assets in the United States. We also recorded net income tax recoveries of $10.6 arising from net changes to our provisions for certain tax uncertainties. In 2012, we commenced a corporate tax reorganization involving certain of our European subsidiaries. As a result, we recognized $17.0 of deferred tax assets during 2012 as it became probable that the temporary differences associated with our investment in these subsidiaries would reverse in the foreseeable future.

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

        The movement of deferred tax assets and liabilities for the periods indicated is as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2012	$5.5	$17.2	$—	$114.7	$20.2	$2.1	$(118.3)	$41.4
Credited (charged) to net earnings	1.5	(12.0)	—	0.3	3.6	11.1	—	4.5
Charged directly to equity	—	—	—	—	—	(0.6)	—	(0.6)
Effects of foreign exchange	—	—	—	(1.0)	0.4	0.8	—	0.2
Other	—	—	—	—	—	—	(8.9)	(8.9)

Balance — December 31, 2012	7.0	5.2	—	114.0	24.2	13.4	(127.2)	36.6
Credited (charged) to net earnings	(2.9)	2.5	—	(14.0)	4.7	3.2	—	(6.5)
Credited directly to equity	—	—	—	—	—	0.4	—	0.4
Effects of foreign exchange	(0.2)	—	—	(3.4)	0.3	(8.2)	—	(11.5)
Other	—	(0.8)	—	(0.3)	(11.1)	—	38.5	26.3

Balance — December 31, 2013	$3.9	$6.9	$—	$96.3	$18.1	$8.8	$(88.7)	$45.3

Deferred tax liabilities:
Balance — January 1, 2012	$141.9	$—	$4.0	$—	$—	$—	$(118.3)	$27.6
Charged (credited) to net earnings	(17.9)	—	1.1	—	—	—	—	(16.8)
Credited directly to equity	—	—	(0.2)	—	—	—	—	(0.2)
Additions from business combinations	—	0.8	—	—	11.1	—	—	11.9
Effects of foreign exchange	(0.1)	—	—	—	—	—	—	(0.1)
Other	—	—	—	—	—	—	(8.9)	(8.9)

Balance — December 31, 2012	123.9	0.8	4.9	—	11.1	—	(127.2)	13.5
Credited to net earnings	(7.5)	—	(3.1)	—	—	—	—	(10.6)
Credited directly to equity	—	—	(0.6)	—	—	—	—	(0.6)
Effects of foreign exchange	(11.0)	—	—	—	—	—	—	(11.0)
Other	—	(0.8)	—	—	(11.1)	—	38.5	26.6

Balance — December 31, 2013	$105.4	$—	$1.2	$—	$—	$—	$(88.7)	$17.9

(i)
This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to do so.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized is $1,902.3 (December 31, 2012 — $1,729.1). We have not recognized deferred tax assets in respect of these items because, based on management's estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of these tax losses expires between 2014 and 2033 and a portion can be carried forward indefinitely to offset taxable profits. The deductible temporary differences do not expire under current tax legislation.

        The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $14.6 (December 31, 2012 — $5.8).

        We have recorded net deferred tax assets of $0.2 for one of our subsidiaries which realized losses in 2013. We have recognized deferred tax assets based on our estimate of future taxable profit that we expect the subsidiaries to achieve based on our review of their financial projections.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our tax expense could increase if certain tax incentives we benefit from are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased or due to changes in legislation or administration. We believe we will comply with the conditions of the tax incentives; however, changes in our outlook in any particular country could impact our ability to meet the conditions.

        We have been granted tax incentives, including tax holidays, for our Malaysia and Thailand subsidiaries. The tax benefit arising from these incentives is approximately $15.6 or $0.08 per diluted share for 2013, $15.1 or $0.07 per diluted share for 2012, and $27.5 or $0.13 per diluted share for 2011. These tax incentives are subject to certain conditions with which we intend to comply and they expire between 2014 and 2026.

        During the first quarter of 2014, Malaysian investment authorities concluded their evaluation, and approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of approximately $14 in the first quarter of 2014 relating to years 2010 through 2013.

        See note 23 regarding income tax contingencies.

20.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

        Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. There have been no significant changes to the source of our inputs since December 31, 2012.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Cash and cash equivalents are comprised of the following:

	December 31
	2012	2013
Cash	$265.3	$294.3
Cash equivalents	285.2	250.0

	$550.5	$544.3

        Our current portfolio of cash equivalents consists of approximately two-thirds in bank deposits and one-third in certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2013 a Standard and Poor's short-term rating of A-1 or above.

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

(a)   Currency risk:

        Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

        Our major currency exposures at December 31, 2013 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2013.

	Canadian dollar	Malaysian ringgit	Thai Baht
Cash and cash equivalents	$0.1	$1.9	$0.4
Accounts receivable and other financial assets	3.3	0.4	0.3
Accounts payable and certain accrued and other liabilities and provisions	(44.3)	(17.7)	(16.7)

Net financial liabilities	$(40.9)	$(15.4)	$(16.0)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Foreign currency risk sensitivity analysis:

        The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at December 31, 2013. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Malaysian ringgit	Thai Baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.6	$—	$(0.1)
Other comprehensive income	0.9	0.7	1.0
1% Weakening
Net earnings	(0.6)	—	0.1
Other comprehensive income	(0.9)	(0.7)	(1.0)

(b)   Interest rate risk:

        Borrowings under our revolving credit facility bear interest for the period of the draw at LIBOR or Prime rate plus a margin. A one-percentage point increase in these rates would increase interest expense, assuming maximum borrowings under our $400.0 revolving credit facility, by $4.0 annually. At December 31, 2013, we had no amounts outstanding under this credit facility (December 31, 2012 — $55.0).

(c)   Credit risk:

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe the credit risk of counterparty non-performance is low. With respect to our financial market activities, we have adopted a policy of dealing only with creditworthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had a Standard and Poor's rating of A-1 or above at December 31, 2013. In addition, we maintain cash and short-term investments in high quality investments or on deposit with major financial institutions. Each financial institution with which we have our accounts receivable sales program had a Standard and Poor's short-term rating of A-1 and a long-term rating of A at December 31, 2013. At December 31, 2013, we had sold $50.0 of accounts receivable under this sales program.

        We also provide unsecured credit to our customers in the normal course of business. Exposures that potentially subject us to credit risk include our accounts receivable, inventory on hand, and non-cancelable purchase orders in support of customer demand. We mitigate our risk by monitoring our customers' financial condition and performing ongoing credit evaluations. In certain instances, we may obtain letters of credit or other forms of security from our customers. We consider credit risk in determining our estimates of reserves for potential credit losses. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.

        At December 31, 2013, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $2.1 at December 31, 2013 (December 31, 2012 — $1.5).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(d)   Liquidity risk:

        Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities and an accounts receivable sales program. Since our accounts receivable sales program is conducted on an uncommitted basis, there can be no assurance that either participant bank will purchase all the accounts receivable that we wish to sell under this program. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to fund our financial obligations.

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

	December 31, 2012			December 31, 2013
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$2.8	$—	$2.8	$96.9	$—	$96.9
Derivatives — foreign currency forward contracts	—	6.2	6.2	—	1.5	1.5

	$2.8	$6.2	$9.0	$96.9	$1.5	$98.4

Liabilities:
Derivatives — foreign currency forward contracts	$—	$2.0	$2.0	$—	$(18.8)	$(18.8)

        See note 18 for the input levels used to measure the fair value of our pension assets.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Foreign currency forward contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of our financial instruments using level 3 (unobservable) inputs. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2013 or 2012.

Derivatives and hedging activities:

        We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow and balance sheet exposures. At December 31, 2013, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$315.3	$0.95	15	$(5.7)
Thai baht	142.3	0.03	15	(7.9)
Malaysian ringgit	107.0	0.31	15	(3.4)
Mexican peso	34.5	0.08	12	(0.1)
British pound	76.4	1.63	4	(0.9)
Chinese renminbi	69.0	0.16	12	0.6
Euro	25.1	1.37	4	(0.1)
Romanian leu	15.9	0.30	12	0.5
Singapore dollar	15.1	0.80	12	(0.2)
Other	9.2	—	4	(0.1)

Total	$809.8			$(17.3)

        At December 31, 2013, the fair value of these contracts was a net unrealized loss of $17.3 (December 31, 2012 — net unrealized gain of $4.2). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2013 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2013, we recorded $1.5 of derivative assets in other current assets and $18.8 of derivative liabilities in accrued and other current liabilities and other non-current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly certain Canadian dollar and British pound sterling contracts, and have marked these contracts to market each period in our consolidated statement of operations.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions. At December 31, 2013, we have a $400.0 revolving credit facility. We also have access to $70.0 in intraday and overnight bank overdraft facilities, and we may sell up to $250.0 in accounts receivable on an uncommitted basis under an accounts receivable sales program to provide short-term liquidity. At December 31, 2013, we sold $50.0 of accounts receivable under our accounts receivable sales program and we had no amounts outstanding under our revolving credit facility. At December 31, 2013, we also had $29.7 outstanding in letters of credit under our revolving credit facility. Our revolving credit facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. The facility also contains financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. We closely monitor our business performance to evaluate compliance with our restrictive and financial covenants. We were in compliance with all restrictive and financial covenants as of December 31, 2013. We continue to monitor and review the most cost-effective methods of raising capital, taking into account these restrictions and covenants. Our revolving credit facility matures in January 2015. Our accounts receivable sales program has no fixed termination date and can be terminated at any time by us or the banks. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that either participant bank will purchase the accounts receivable we wish to sell to them under this program. The timing and amounts we may borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

        We commenced NCIBs to repurchase subordinate voting shares for cancellation in February 2012 and August 2013. We repurchased for cancellation 13.3 million and 4.1 million subordinate voting shares under these NCIBs in 2012 and 2013, respectively. In October 2012, we commenced an SIB to repurchase additional subordinate voting shares for cancellation. We completed the SIB in December 2012 and canceled 22.4 million subordinate voting shares in connection therewith. See note 12. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders. We have purchased, and expect to continue to purchase, subordinate voting shares from time-to-time in the open market through the trustee for delivery under our equity-based compensation plans.

        Our strategy on capital risk management has not changed significantly since the end of 2012. Other than the restrictive and financial covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

22.   WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2011	2012	2013
Weighted average number of shares (basic)	216.3	208.6	183.4
Dilutive effect of outstanding awards under equity-based compensation plans	2.0	1.9	2.0

Weighted average number of shares (diluted)	218.3	210.5	185.4

        For the year ended December 31, 2013, we excluded 2.8 million of equity-based awards (year ended December 31, 2012 — 4.5 million; year ended December 31, 2011 — 4.5 million) from the diluted weighted average per share calculation as they were out-of-the-money.

        References to shares in this note 22 are to our subordinate voting shares and our multiple voting shares taken collectively.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

23.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2013, we have future minimum lease payments as follows:

Operating Leases
2014	$26.6
2015	17.4
2016	8.3
2017	5.7
2018	5.4
Thereafter	7.1

        Our operating leases primarily relate to premises. As at December 31, 2013, we had committed $18.9 in capital expenditures, principally for machinery and equipment to support new customer programs.

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we have provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2013, these guarantees amounted to $40.5 (December 31, 2012 — $43.2), including $29.7 of letters of credit outstanding under our revolving credit facility.

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

Litigation:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants have moved for summary judgment dismissing the case in its entirety, plaintiffs have moved for class certification and for partial summary judgment on certain elements of their claims. Those motions have been fully briefed and argued. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. The District Court has indicated that plaintiffs may seek to renew their motion for class certification in the future. The District Court has reserved decision on the summary judgment and partial summary judgment motions. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was heard together with other appeals in two other actions on the same issue in May 2013 and was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. The leave and certification motions were heard from December 9 to 11, 2013 and the Ontario Superior Court of Justice released its decision on February 19, 2014. The Court granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The Court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica's inventory and revenue and that Celestica's financial statements did not comply with GAAP. The Court also denied certification of the plaintiffs' common law claims. The defendants have served a Notice of Motion for leave to appeal the portions of the Court's decision that grant leave to proceed and certify the action. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Income taxes:

        We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

        Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and will also seek assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $19 to $23 at year-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $38 at year-end exchange rates).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $31 million Canadian dollars (approximately $29 at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

        Tax authorities in Brazil had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In 2011 and 2012, we received favorable Administrative Court decisions that were largely consistent with our original filing position. In June 2013, we received the official report affirming the Higher Administrative Court's favorable decision and notification of the extinguishment of the proceeding. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit and this matter is now closed.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 37 million Brazilian reais (approximately $16 at year-end exchange rates).

        The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

24.   SEGMENT AND GEOGRAPHIC INFORMATION:

        We are required to disclose certain information regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our one reportable segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table indicates revenue by end market as a percentage of total revenue for the years indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of customer programs, the success in the marketplace of our customers' products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period. Starting in 2012, we combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes, and consequently combined relevant prior period percentages.

	Year ended December 31
	2011	2012	2013
Communications	35%	35%	42%
Consumer	25%	18%	6%
Diversified	14%	20%	25%
Servers	15%	15%	13%
Storage	11%	12%	14%

        The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2011	2012	2013
Mexico	25%	19%	*
Thailand	21%	21%	34%
China	14%	17%	19%
Malaysia	*	12%	13%
Romania	11%	*	*

*
Less than 10% in the period indicated

        The following table details our allocation of property, plant and equipment, intangible assets and goodwill among countries exceeding 10%:

	December 31
	2012	2013
China	23%	23%
Canada	11%	10%
Thailand	10%	13%
United States	20%	19%
Malaysia	16%	18%

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Customers:

        During 2013, two customers individually represented more than 10% of total revenue in 2013. In aggregate, those customers comprised 24% of total revenue. At December 31, 2013, one customer individually represented more than 10% of total accounts receivable.

        During 2012, two customers individually represented more than 10% of total revenue in 2012. In aggregate, those customers comprised 23% of total revenue. At December 31, 2012, one customer individually represented more than 10% of total accounts receivable.

        During 2011, two customers individually represented more than 10% of total revenue in 2011. In aggregate, those customers comprised 30% of total revenue. At December 31, 2011, two customers individually represented more than 10% of total accounts receivable.

        We completed our manufacturing services for BlackBerry in 2012, with minimal revenue by the fourth quarter of 2012. Our revenue from BlackBerry in 2013 was nil (2012 — 12% of total revenue; 2011 — 19% of total revenue).

25.   COMPARATIVE INFORMATION:

        We have reclassified certain prior year information to conform to the current year's presentation.

QuickLinks

TABLE OF CONTENTS
Part I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
CELESTICA INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013
  Item 6. Directors, Senior Management and Employees
Table 7: Fees of the Compensation Consultant
Table 10: NEO Equity Awards
Table 12: Summary Compensation Table
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
SIGNATURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CELESTICA INC. CONSOLIDATED BALANCE SHEET (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF OPERATIONS (in millions of U.S. dollars, except per share amounts)
CELESTICA INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (in millions of U.S. dollars)
CELESTICA INC. CONSOLIDATED STATEMENT OF CASH FLOWS (in millions of U.S. dollars)
CELESTICA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except percentages and per share amounts)