Form 20-F
period 2014-12-31
CELESTICA INC
filed 2015-03-13
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014
or
☐  Transition report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the transition period from                         to

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
Jim Fitzpatrick
416-448-2211
clsir@celestica.com
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class:	Name of each exchange on which registered:
Subordinate Voting Shares	The Toronto Stock Exchange New York Stock Exchange

SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(g) OF THE ACT:
N/A

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
N/A

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

155,641,075 Subordinate Voting Shares	0 Preference Shares
18,946,368 Multiple Voting Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

ii

 Part I

        In this Annual Report on Form 20-F for the year ended December 31, 2014 (referred to herein as "this Annual Report"), "Celestica", the "Corporation", "we", "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2014. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$1.1043.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 11, 2015.

Forward-Looking Statements

        Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), including, without limitation: statements related to our future growth; trends in the electronics manufacturing services ("EMS") industry; our financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; and the number of subordinate voting shares and price thereof we may repurchase under our current Normal Course Issuer Bid ("NCIB"). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

        Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, as is described in more detail in Item 3(D), "Key Information — Risk Factors", and elsewhere in this Annual Report, risks related to:

  •
  customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs or customer disengagements;

  •
  our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture;

  •
  price and other competitive factors generally affecting the EMS industry;

  •
  managing our operations and our working capital performance during uncertain market and economic conditions;

  •
  responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers' business and outsourcing strategies, including the insourcing of programs;

  •
  changing commodity, material and component costs as well as labor costs and conditions;

  •
  disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control, including natural disasters, epidemics, extreme weather conditions, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate;

  •
  retaining or expanding our business due to execution problems relating to the ramping of new programs or new offerings;

  •
  the incurrence of future impairment charges;

  •
  recruiting or retaining skilled personnel;

  •
  current or future litigation and/or governmental actions;

  •
  successfully resolving commercial and operational challenges, and improving financial results in our semiconductor business;

  •
  delays in the delivery and availability of components, services and materials;

  •
  non-performance by counterparties;

  •
  our financial exposure to foreign currency volatility;

  •
  our dependence on industries affected by rapid technological change;

  •
  variability of revenue and operating results;

  •
  managing our global operations and supply chain;

  •
  increasing income taxes, tax audits, and defending our tax positions or meeting the conditions of tax incentives and credits;

  •
  completing any restructuring actions and integrating any acquisitions;

  •
  computer viruses, malware, hacking attempts or outages that may disrupt our operations;

  •
  any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling;

  •
  any failure to adequately protect our intellectual property or the intellectual property of others; and

  •
  compliance with applicable laws, regulations and social responsibility initiatives.

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

  •
  operational and financial matters, including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements;

  •
  technological developments;

  •
  overall demand improvement in the semiconductor industry, and revenue growth and improved financial results in our semiconductor business;

  •
  the timing and execution of any restructuring actions; and

  •
  our ability to diversify our customer base, and develop new capabilities.

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

        We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). See Item 18.

        The consolidated financial information in the following three tables was prepared in accordance with IFRS. No dividends have been declared by the Corporation.

	Year ended December 31
	2010	2011	2012	2013	2014
	(in millions, except per share amounts)
Consolidated Statements of Operations Data(1):
Revenue	$6,526.1	$7,213.0	$6,507.2	$5,796.1	$5,631.3
Cost of sales(1)	6,082.0	6,724.4	6,068.8	5,406.6	5,225.9

Gross profit(1)	444.1	488.6	438.4	389.5	405.4
Selling, general and administrative expenses (SG&A), including research and development(2)	252.1	267.2	252.2	239.7	230.0
Amortization of intangible assets	15.8	13.5	11.3	12.2	10.6
Other charges(3)	49.9	6.5	59.5	4.0	37.1

Earnings from operations(1)	126.3	201.4	115.4	133.6	127.7
Finance costs(4)	6.9	5.4	3.5	2.9	3.1

Earnings before income taxes(1)	119.4	196.0	111.9	130.7	124.6
Income tax expense (recovery)	18.2	3.7	(5.8)	12.7	16.4

Net earnings(1)	$101.2	$192.3	$117.7	$118.0	$108.2

Other Financial Data:
Basic earnings per share	$0.44	$0.89	$0.56	$0.64	$0.61
Diluted earnings per share	$0.44	$0.88	$0.56	$0.64	$0.60
Property, plant and equipment and computer software cash expenditures	$60.8	$62.3	$105.9	$52.8	$61.3
Shares used in computing per share amounts (in millions):
Basic	227.8	216.3	208.6	183.4	178.4
Diluted	230.1	218.3	210.5	185.4	180.4

	As at December 31
	2010	2011	2012	2013	2014
	(in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	$632.8	$658.9	$550.5	$544.3	$565.0
Working capital(5)	1,009.1	1,116.0	911.8	1,011.3	1,049.9
Property, plant and equipment	332.2	322.7	337.0	313.6	312.4
Total assets	3,013.9	2,969.6	2,658.8	2,638.9	2,583.6
Capital stock	3,329.4	3,348.0	2,774.7	2,712.0	2,609.5
Total equity(1)	1,290.5	1,470.5	1,322.7	1,402.0	1,394.9

(1)
Changes in accounting policies:

  Effective January 1, 2014, we adopted IFRIC Interpretation 21, Levies, which clarifies when the liability for certain levies should be recognized and requires retroactive adoption, and IAS 32, Financial Instruments — Presentation (revised), which clarifies the requirements for offsetting financial assets and liabilities. The adoption of these standards did not have a material impact on our Consolidated Financial Statements.

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

	As at December 31,
	2010	2011	2012
	(in millions) — increase (decrease)
Post-employment benefit obligations	$(7.6)	$(6.7)	$(6.0)
Deficit*	$(7.6)	$(6.7)	$(6.0)

	Year ended December 31,
	2010	2011	2012
	(in millions) — increase (decrease)
Cost of sales	$—	$2.8	$—
Net Earnings	$—	$(2.8)	$—

*
Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations in other comprehensive income and to reclassify the amounts to deficit. Our actuarial gains on pension and non-pension post-employment benefit plans for 2011 increased by $1.9 million and our actuarial losses for 2012 increased by $0.7 million.

(2)
SG&A expenses include research and development costs of $19.7 million in 2014, $17.4 million in 2013 and $15.2 million in 2012.

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

  Other charges in 2014 totaled $37.1 million, comprised primarily of: (a) a non-cash write-down of $40.8 million against the goodwill of our semiconductor business resulting from our annual impairment assessment; and (b) a non-cash settlement loss of $6.4 million relating to a certain pension plan, offset, in part, by: (i) an $8.0 million recovery of damages resulting from the settlement of class action lawsuits in which we were a plaintiff; and (ii) a $2.1 million net reversal to restructuring charges. See note 15 to the Consolidated Financial Statements in Item 18.

(4)
Finance costs are comprised primarily of interest expenses and fees related to our credit facilities and our accounts receivable sales program.

(5)
Calculated as current assets less current liabilities.

Exchange Rate Information

        The rate of exchange as of February 11, 2015 for the conversion of Canadian dollars into United States dollars was U.S.$0.7915 and for the conversion of United States dollars into Canadian dollars was C$1.2635. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the Federal Reserve's website (http://www.federalreserve.gov).

	2010	2011	2012	2013	2014
Average	1.0298	0.9887	0.9995	1.0300	1.1043

	February 2015 (through February 11th)	January 2015	December 2014	November 2014	October 2014	September 2014
High	1.2635	1.2716	1.1644	1.1426	1.1291	1.1207
Low	1.2419	1.1725	1.1343	1.1236	1.1135	1.0862

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Any of the following risk factors, or any combination of them, could have a material adverse effect on our business, financial condition, and operating results. Our shareholders and prospective investors should carefully consider each of the following risks and all of the other information set forth in this Annual Report.

We are dependent on a limited number of customers and end markets. We are also dependent on our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture.

        Our customers include original equipment manufacturers ("OEMs") and service providers. We depend upon a small number of customers for a significant portion of our revenue. During 2014, three customers (each of 2013 and 2012 — two customers) individually represented more than 10% of our total revenue, and our top 10 customers represented 65% (2013 — 65%; 2012 — 67%) of our total revenue. A decline in revenue from any significant customer or the loss of any significant customer could have a material adverse effect on our financial condition and operating results. We are also dependent on revenue from our traditional end markets (Communications, Servers and Storage), which represented 67% of our consolidated revenue in 2014 (2013 — 69%; 2012 — 62%). These end markets are characterized by rapid shifts in technology, commoditization of certain products, changes in preferences by the end customer or other changes in demand, such as trends in enterprise infrastructure and virtualization, and increased competition. A decline in revenue from our traditional end markets could have a material adverse effect on our financial condition and operating results. Our operating results are highly dependent upon our customers' ability to compete and succeed in the marketplace with the products we manufacture. Certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results.

        The mix of our customers and the types of products or services we provide to these customers will have an impact on our operating results from period-to-period. To reduce our reliance on any one customer or end market, we continue to target new customers and services, including expanding business in our Diversified end market (which is comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment, and other), and exploring acquisition opportunities. We are also focused on expanding revenue in our higher value-added services, such as design and development, engineering, supply chain management and after-market services, and have de-emphasized our lower margin business, including our consumer portfolio. Notwithstanding these expansion efforts, we are still dependent on our traditional end markets for a significant portion of our revenue, which are subject to the various factors described above and are currently experiencing slower growth rates and increased pricing pressures, particularly in our Communications end market. Failure to secure business from existing or new customers in our traditional end markets would adversely impact our operating results.

        There can be no assurance that our efforts to secure new customers and services in our traditional and new markets, including the impact of acquisitions, will succeed in reducing our customer concentration. Acquisitions are also subject to integration risk, and revenues and margins could be lower than we anticipate.

        There can be no assurance that present or future customers will not terminate their manufacturing or service arrangements with us, or that they will not significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which would adversely affect our operating results. Customers may also shift business to our competitors, in-source programs, or adjust the concentration of their supplier base. Significant reductions in, or the loss of, revenue from any of our major customers may have a material adverse effect on us. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, the ramping of new programs may take from several months to more than a year before production starts and may require significant up-front investments and increased working capital requirements. During this start-up period, these programs may generate losses or may not achieve the expected financial performance due to production ramp inefficiencies, lower than expected volume or delays in ramping to volume. Our customers may significantly change these programs, or even cancel them altogether, due to changes in end-market demand or changes in the actual or anticipated success of their products in the marketplace. See "Our revenue and operating results may vary significantly from period to period".

        All of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period.

We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We operate in a highly competitive industry. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus, and original design manufacturers ("ODMs") that provide internally designed products and manufacturing services. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies may choose to manufacture products internally rather than outsource to EMS providers, or they may choose to insource previously outsourced business, particularly where internal excess capacity exists.

        The competitive environment in our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and a broader range of services than we offer. While we have increased our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs and a continued aggressive pricing environment. Additionally, our current or potential competitors may: increase or shift their presence in new lower-cost regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; develop or acquire services comparable or superior to those we develop; combine or merge to form larger competitors; or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble, such as metal or plastic parts and enclosures, backplanes, circuit boards, cabling and related products. This expanded capability may provide them with a competitive advantage and greater cost savings and may lead to more aggressive pricing for electronics manufacturing services. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses or customer disengagements). We may not be able to compete successfully against our current and future competitors.

We continue to operate in an uncertain global economic environment.

        The global economy continues to be uncertain and may continue to negatively impact end market demand and our operations. Uncertainty surrounding the current global economic and geo-political outlook continues to limit the overall demand visibility of our end markets and may impact the future demand for some of the products we manufacture or services we provide. This environment may also impact the financial condition of our customers or suppliers, as well as the number and pace of customer consolidation.

        A deterioration in the economic environment may accelerate the effect of the various risk factors described in this Annual Report and could result in other unforeseen events that may adversely impact our business and financial condition.

Our customers may be negatively affected by rapid technological changes, shifts in business strategy and/or the emergence of new business models.

        Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards, continuous improvements in products and services, commoditization of certain products, changes in preferences by end customers or other changes in demand, and the emergence of competitors with new business models that deemphasize the traditional OEM distribution channels. These conditions frequently result in shorter product lifecycles and may lead to shifts in our customers' business strategy. Our success will depend on the success achieved by our customers in developing, marketing and selling their products. If technologies or standards supported by our customers' products and services or their business models become obsolete, fail to gain widespread acceptance or are cancelled, our business could be adversely affected.

        As an example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have an adverse impact on our business. Other examples include the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the prevalence of solid state memory as a replacement for hard disk drives, as well as the proliferation of software-defined networks and software-defined storage, any or all of which could adversely impact our business. The highly competitive nature of our customers' products and services could also drive consolidation among OEMs, and result in product line consolidation that could adversely impact our customer relationships and our revenue. Including as a result of the foregoing, certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results.

Our results may be negatively affected by rising labor costs.

        There is some uncertainty with respect to the pace of rising labor costs in various regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.

Our operations could be adversely affected by global or local events outside our control, including natural disasters, epidemics, extreme weather conditions, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate.

        Our operations and those of our customers, component suppliers and/or our logistics partners may be disrupted by global or local events outside our control, including: natural disasters and related disruptions; political instability; terrorism; armed conflict; labor or social unrest; criminal activity; disease or illness, epidemics and health advisories, including those related to SARS, avian flu, and Ebola, that affect local, national or international economies; unusually adverse weather conditions; and other risks present in the jurisdictions in which we, our customers, our suppliers and/or our logistics partners operate. Such events could materially adversely affect our results of operations and increase our costs. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, hurricanes, tsunamis or other events. However, our insurance policies are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage should such events occur.

        Increased international political instability, terrorism, enhanced national security measures, armed conflicts, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations and the related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing sites and finished products to customers.

        We rely on a variety of common carriers for the transportation of materials and products and for their ability to route these materials and products through various international ports and other transportation hubs. A work stoppage, strike or shutdown of any important supplier's site or operations, or at any major port or airport, or the inability to access any such site for any reason, could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our operating results.

        Such events have had and may in the future have an adverse impact on the U.S. and global economy in general, and on consumer confidence and spending, which may adversely affect our revenue and financial results. Such events could increase the volatility of the market price of our securities and may limit the capital resources available to us and our customers and suppliers.

We may encounter difficulties expanding our operations or introducing new competencies or new offerings, which could adversely affect our operating results.

        As we expand our business, open new sites, enter into new markets, products and technologies, invest in research, design and development, acquire new businesses or capabilities, transfer business from one location to another location within our network, and/or introduce new business models or programs, we may encounter difficulties that result in higher than expected costs associated with such activities and/or customer dissatisfaction with our performance. Potential difficulties related to our growth and/or operations include our ability to: manage growth effectively, including having trained personnel to manage expanded operations, new customers, and/or new products or services; maintain existing customer, supplier, employee and other favorable business relationships during periods of transition; anticipate disruptions in our operations that may impact our ability to deliver to customers on time, to produce quality products and to ensure overall customer satisfaction; and respond rapidly to changes in customer demand or volumes, including as a result of program completions or losses, or customer disengagements.

        We may also encounter difficulties in ramping and executing new programs from existing or new customers. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets, including appropriate staffing needs; timely and successful development of products or services (by us and/or our customer); market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results. For example, we completed acquisitions in 2011 and in 2012 in order to expand our diversified end market offerings to include semiconductor capital equipment. The semiconductor market has historically been cyclical and subject to significant and rapid shifts in product demand and technological changes. Our semiconductor business has underperformed due to factors including the overall demand weakness in the semiconductor industry in recent years, the cost of investments we made, operational challenges, and the costs, terms and timing of ramping new programs. In addition, in 2014, we incurred higher than expected losses in this business primarily due to weaker than anticipated customer demand for the year, challenges associated with the ramping of new sites and programs, as well as operational inefficiencies and commercial challenges associated with a particular customer. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of business environment" for further discussion of the factors which have negatively impacted our semiconductor business. Primarily as a result of management's assessment of the impact of these negative factors, we recorded a $40.8 million non-cash impairment charge against the goodwill of our semiconductor business in the fourth quarter of 2014.

Inherent challenges in managing unanticipated changes in customer demand may impact our planning, supply chain execution and manufacturing, and may adversely affect our operating performance and results.

        Our customers use EMS providers for new product introductions and expect rapid response times to meet changes in volume requirements. Although we generally enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. Most of our customers typically do not commit to production schedules for more than 30 days to 90 days in advance and we often experience volatility in customer orders. Additionally, a significant portion of our revenue can occur in the last month of the quarter, and purchase orders may be subject to change or cancellation, all of which affect our operating results when they occur. Accordingly, our forecasts of customer orders may be inaccurate, and may make it difficult to order appropriate levels of materials, schedule production, and maximize utilization of our manufacturing capacity and resources.

        Our customers may change their forecasts, production quantities or product type requirements, or may accelerate, delay or cancel production quantities for various reasons. When customers change production volumes or request different products to be manufactured from those in their original forecast, the unavailability of components and materials for such changes could also adversely impact our revenue and working capital performance. Further, to guarantee continuity of supply for many of our customers, we are required to manufacture and warehouse specified quantities of finished goods. The uncertainty of demand in our customers' end markets, intense competition in our customers' industries and general order volume volatility may result in customers delaying or canceling the delivery of products we manufacture for them or placing purchase orders for lower volumes of products than previously anticipated.

        Order cancellations, or changes or delays in production, may result in higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes excess or obsolete. Order cancellations and delays could lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins.

Consolidation may adversely affect our business relationships or the volume of business we conduct with our customers.

        Our customers, competitors and suppliers may be subject to consolidation. Consolidation in industries that utilize our services may increase as companies combine to achieve economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate product lines. Excess manufacturing capacity may increase pricing and competitive pressures in our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could increase pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services, has its own production services, or relies on another provider of similar services, we may lose that customer's business. Such consolidation may reduce the number of customers from which we generate a significant percentage of our revenue, and further expose us to increased risks relating to our dependence on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business. Consolidation among our competitors may create a competitive advantage over us, which may also result in a loss of business and revenue if customers shift their production. Such consolidation may also result in pricing pressures, which could negatively impact our profit margins. Changes in OEM strategies, including the divestiture or exit from certain of their businesses, may also result in a loss of business for us.

We may encounter challenges in completing or integrating our acquisitions which could adversely affect our operating results.

        We intend to expand our presence in new end markets and expand our capabilities in existing markets and technologies, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies or acquisitions of selected assets. Potential challenges related to our acquisitions include: integrating acquired operations, systems and businesses; retaining customer, supplier, employee or other business relationships of acquired operations; addressing unforeseen liabilities of acquired businesses; limited experience with new technologies and markets; and not achieving anticipated business volumes or operating margins.

        Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Any delay or failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and may require us to write-down the carrying value of any related goodwill and intangible assets in periods subsequent to the acquisitions. For example, in 2014, we recorded a $40.8 million impairment to the goodwill of our semiconductor business (which arose from our 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation Inc. and our 2012 acquisition of D&H Manufacturing Company (D&H)), and the majority of the $17.7 million impairment charge we recorded in 2012 represented the write-down of goodwill related to the healthcare business we acquired in 2010.

If we are unable to recruit or retain highly skilled personnel, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management personnel. We do not have employment or non-competition agreements with the majority of our employees. The loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations. In addition, our CEO recently announced that he will retire by the end of 2015. The process of identifying his successor could be disruptive to our business and the failure to identify and hire his successor in a timely manner could adversely affect our business and results of operations. Further, changes in our management team may be disruptive to our business, and any failure to successfully integrate key new hires or promoted employees could adversely affect our business and results of operations.

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

Volatility in oil and other commodity prices may negatively impact our operating results due to higher production and transportation costs.

        We rely on various energy sources in our production and transportation activities. The price of commodities, including oil, has been volatile and remains uncertain. Increases in prices for energy and other commodities could result in higher raw material and component costs and transportation costs. Any increase in our costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.

We may experience increased financial and reputational risk due to non-performance by counterparties.

        A failure by a counterparty, which includes customers, suppliers, financial institutions and other third parties with which we conduct business, to fulfill its contractual obligations may result in a financial loss to us, and may adversely affect our reputation. We generally provide payment terms to our customers ranging from 30 days to 90 days. Our accounts receivable balance at December 31, 2014 was $693.5 million, with one customer individually representing more than 10% of our total accounts receivable. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our financial condition and operating results. We also may not be able to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we acquired to support that customer's business. If a key supplier experiences financial difficulties, this may affect its ability to supply us with materials or components, which could halt or delay the production of a customer's product, and have a material adverse impact on our operations and customer relationships.

We face financial risks due to foreign currency volatility.

        Global currency markets can be volatile. Although we conduct the majority of our business in U.S. dollars, our financial results are affected by the valuation of foreign currencies relative to the U.S. dollar.

        Our significant non-U.S. currency exposures include the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, British pound sterling, Chinese renminbi, Euro, the Romanian leu and the Singapore dollar. We enter into forward exchange contracts, generally for periods of up to 15 months, intended to hedge our cash flows and significant balance sheet exposures against significant fluctuations in the foreign exchange rates of many of these foreign currencies. The intent of our hedging program is to mitigate the volatility impact of currency fluctuations on our foreign currency costs and exposures. However, it will not necessarily mitigate the longer-term impact of currency fluctuations on the operating costs of our global business operations. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance.

        We have sites in the following countries: Canada, the United States, China, Ireland, Japan, Malaysia, Mexico, Romania, Singapore, Spain and Thailand. During 2014, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.

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

  •
  weaker laws protecting intellectual property rights and/or greater difficulty enforcing such rights;

  •
  global economic, political and social instability;

  •
  potential restrictions on the transfer of funds and/or other restrictive actions by foreign governments;

  •
  the effects of terrorist activity, armed conflict and epidemics; and

  •
  global currency fluctuations.

Any of these risks could disrupt the supply of our components or materials, slow or stop our production, and/or increase our costs. Compliance with trade and foreign tax laws may increase our costs and actual or alleged violations of such laws could result in enforcement actions or financial penalties that could result in substantial costs. In addition, the introduction or expansion of certain social programs in foreign jurisdictions would likely increase our costs, and certain supplier's costs, of doing business.

We may not keep pace with rapidly evolving technology.

        We continue to evaluate the advantages and feasibility of new manufacturing processes. We believe our future success will depend, in part, upon our ability to continually develop and deliver electronic and complex mechanical manufacturing services that meet our customers' evolving needs. This may involve investing in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings, such as our Joint Design and Manufacturing ("JDM") offering, or pursue business in new markets, including the semiconductor capital equipment, precision machining, green technology and energy storage markets, where our experience may be limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful due to rapid technological shifts in any of these areas.

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

        There is also a risk that claims of intellectual property infringement could be brought against us, our customers and/or our suppliers. If such claims are successful, we may be required to spend significant time and money to develop processes that do not infringe upon the rights of another person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development, or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in the litigation. As we expand our service offerings and pursue business in new end markets, we may be less effective in anticipating or mitigating the intellectual property risks related to new manufacturing, design and other services, which could be significant.

There may be problems with the products we design or manufacture that could result in liability/warranty claims against us, which may reduce demand for our services, damage our reputation, and/or cause us to incur significant costs.

        In certain of our sales contracts, we provide warranties against defects or deficiencies in our products, services, or designs. We generally design and manufacture products to our customers' specifications, many of which are highly complex, and include products for industries, such as healthcare, aerospace and defense, that tend to have higher risk profiles. The customized design solutions that form a part of our JDM offering also subject us to the risk of liability claims if defects are discovered or alleged. Despite our quality control and quality assurance efforts, problems may occur, or may be alleged, in or resulting from the design and/or manufacturing of these products. Whether or not we are responsible, problems in the products we design and/or manufacture, or in products which include components we manufacture, whether real or alleged, whether caused by faulty customer specifications, the design or manufacturing processes or a component defect, may result in increased costs to us, as well as delayed shipments to customers, and/or reduced or canceled customer orders. These potential claims may include damages for the recall of a product and/or injury to person or property, including consequential and/or punitive damages.

        Even if customers or third parties, such as component suppliers, are responsible for defects, they may not, or may not be able to, assume responsibility for any such costs or required payments to us. While we seek to insure against many of these risks, insurance coverage may be inadequate, not cost effective or unavailable, either in general or for particular types of products or issues.

        As we expand our service offerings (for example, our solar panel manufacturing business and our JDM offerings) and pursue business in new end markets, our warranty obligations may increase and we may not be successful in pricing our products to appropriately cover our warranty costs. A successful claim for damages arising from defects or deficiencies for which we are not adequately insured, and for which indemnification from a third party is not timely (or otherwise) available, could have a material adverse effect on our reputation and/or our operating results and financial condition.

We are subject to the risk of increasing income taxes, tax audits, and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our taxes could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income taxes" for a discussion of Malaysian tax incentives which expired as of the end of 2014.

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect.

        Certain of our subsidiaries provide financing or products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's-length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and/or penalties could have a significant impact on our future earnings and future cash flows. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income taxes". The successful pursuit of the assertions made by any taxing authority related to pending or newly-instituted tax audits could result in our owing significant amounts of tax, interest and/or penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

        As at December 31, 2014, a significant portion of our cash and cash equivalents was held by subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain subsidiaries related to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (approximately $310 million of cash and cash equivalents as at December 31, 2014 and December 31, 2013).

We have incurred significant restructuring charges, impairment charges and operating losses in the past and may experience such charges and losses in future periods.

        In the past, we have recorded charges resulting primarily from restructuring actions and the write-down of goodwill and other intangible assets, and have incurred operating losses for certain of our businesses. These amounts have varied from period to period.

        We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and in end-market demand, with the intention of improving utilization and reducing our overall cost structure. See note 15 to the Consolidated Financial Statements in Item 18. We may not be able to retain or expand existing business due to execution issues relating to significant headcount reductions, plant closures or product transfers resulting from any restructuring actions we take. We may also incur higher operating expenses during periods of transition. During 2012, we announced that we would take restructuring actions throughout our global network. These restructuring actions have been completed. In connection with these restructuring actions, we recorded aggregate restructuring charges of $72.0 million, comprised of $44.0 million in 2012 and $28.0 million in 2013. We evaluate our operations from time to time and may propose additional restructuring actions in the future. Any failure to successfully execute or realize the expected benefits from these initiatives, including any delay in implementing these initiatives, may have a material adverse impact on our operating results.

        We evaluate the recoverability of the carrying amount of our goodwill, intangible assets, and property, plant and equipment on an ongoing basis, and we may incur impairment charges, which could be substantial and could adversely affect our financial results. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, holding periods or other factors that may result in changes in our estimates of future cash flows. Factors that might reduce the recoverable amount of goodwill, intangible assets, and property, plant and equipment below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in any of our businesses. We recorded non-cash impairment charges of $40.8 million in 2014 and $17.7 million in 2012. See note 15(b) to the Consolidated Financial Statements in Item 18.

        Our semiconductor business has underperformed, and in 2014 incurred higher than expected operating losses primarily as a result of lower than anticipated customer demand for the year, challenges associated with the ramping of new sites and programs, and operational inefficiencies and commercial challenges associated with a particular customer. We continue to work with this customer to resolve these issues. We may incur additional operating losses and/or further impairments for this business in future periods. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of business environment".

Our operations and our customer relationships may be adversely affected by disruptions to our information technology ("IT") systems, including disruptions from cybersecurity breaches of our IT infrastructure.

        We rely on information technology networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our IT systems to sophisticated and targeted measures known as 'advanced persistent threats'. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential data, or reputational damage from industrial espionage attacks, malware or other cyber attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent such outages and breaches, our operations may be disrupted and our business reputation could be adversely affected.

        We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats.

We may not be able to prevent or detect all errors or fraud.

        Due to the inherent limitations of internal control systems, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, within (or otherwise impacting) the Corporation have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud.

We may not be able to increase revenue if outsourcing by OEMs or service providers slows.

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs or service providers. Our future growth will be limited to the extent that these opportunities are not available as a result of decisions of OEMs or service providers to perform these functions internally or delaying their decision to outsource, or if we are unable to win new contracts. Customers may also decide to insource production that they had previously outsourced to better utilize their internal capacity or for other reasons. In addition, the global economic environment, political pressures, negative sentiment by our customers' customers or local governments may impact our customers' business decisions. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers like Celestica.

Our revenue and operating results may vary significantly from period to period.

        Our quarterly and annual results may vary significantly depending on various factors, certain of which are described below, and many of which are beyond our control.

  •
  the volume and timing of customer demand relative to our capacity;

  •
  the typical short life cycle of our customers' products and success in the marketplace of our customers' products;

  •
  customers' financial conditions;

  •
  changes to our mix of customers, programs and/or end market demand;

  •
  varying revenues and gross margins among geographies and programs for the products or services we provide;

  •
  pricing pressure, the competitive environment and contract terms and conditions;

  •
  challenges associated with the ramping of programs for new or existing customers;

  •
  unanticipated customer disengagements;

  •
  the timing of expenditures in anticipation of future orders;

  •
  our effectiveness in planning production and managing inventory, fixed assets and manufacturing processes;

  •
  operational inefficiencies and disruptions in production at individual sites;

  •
  changes in cost and availability of commodities, materials, components, services and labor;

  •
  current or future litigation and/or governmental actions;

  •
  currency fluctuations; and

  •
  changes in U.S. and global economic and political conditions and world events.

        Our mix of revenue by end market is also impacted by, among other factors, overall end market demand, the timing and extent of new program wins, program completions or losses, customer disengagements, or follow-on business from customers and from acquisitions. Changes to our mix of revenue by end market, and the conditions that are specific to each end market, could lead to volatility in our revenue and margins from period to period and adversely impact our financial position and cash flows.

        In the past we have experienced, and may in the future experience, seasonality in our quarterly revenue patterns across certain of the end markets we serve. As our revenue from quarter-to-quarter is dependent on various factors, including the level of demand and mix in each of our end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance.

        We are subject to various federal/national, state/provincial, local and supra-national environmental laws and regulations. Our environmental management systems and practices have been designed to provide for compliance with these laws and regulations. Maintaining compliance with and responding to increasingly stringent regulations require a significant investment of time and resources and may restrict our ability to modify or expand our manufacturing sites or to continue production. Any failure to comply with these laws and regulations may potentially result in significant fines and penalties, our operations may be suspended or subjected to increased oversight, and our cost of related investigations could be material in any period.

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

        Where compliance responsibility rests primarily with OEMs rather than with EMS companies, OEMs may turn to EMS companies like Celestica for assistance in meeting their obligations. Our customers are becoming increasingly focused on issues such as waste management (including recycling), climate change (including the reduction of carbon emissions) and product stewardship, and expect their EMS providers to be environmental leaders. We strive to meet such customer expectations, although these demands may extend beyond our regulatory obligations and require significant investments of time and resources to attract and retain customers.

        We generally have obtained environmental assessment reports, or reviewed assessment reports undertaken by others, for most of our manufacturing sites at the time of acquisition or leasing. Such assessments may not reveal all environmental liabilities, and current assessments are not available for all sites. In addition, some of our operations involve the use of hazardous substances that could cause environmental contamination. Although if deemed necessary, we may investigate, remediate or monitor air, soil and/or groundwater contamination at some of our owned or leased sites, we may not be aware of, or adequately address, all such conditions, and we may incur significant costs to perform such work in the future. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection to reduce or eliminate liability to us. Third-party claims for damages or personal injury are also possible and could result in significant costs to us. Moreover, current remediation, mitigation and risk assessment measures may not be adequate to comply with future laws.

        In addition to the environmental regulations described above, which generally apply to all of our manufacturing operations and processes, certain end markets in which we operate (particularly the healthcare and aerospace and defense markets) are subject to additional regulatory oversight.

        Our healthcare business is subject to regulation by the U.S. Food and Drug Administration (the "FDA"), Health Canada, the European Medicines Agency, the Brazilian Health Surveillance Agency, and similar regulatory bodies in other jurisdictions, relating to the medical devices and hardware we manufacture for our customers. Several of our sites around the world are certified or registered in quality management standards applicable to the healthcare industry. We are required to comply with the various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices in addition to reporting of certain information with respect to the safety of such products. Any failure to comply with these regulations could result in fines, injunctions, product recalls, import detentions, additional regulatory controls, suspension of production, and/or the shutting down of one or more of our sites, among other adverse outcomes. Failure to comply with these regulations may also materially affect our reputation and/or relationships with customers and regulators.

        We provide design, engineering and manufacturing related services to our customers in the aerospace and defense end market. As part of these services, we are subject to substantial regulation from government agencies including the U.S. Department of Defense ("DOD") and the U.S. Federal Aviation Administration. Several of our sites around the world are certified in quality management standards applicable to the aerospace and defense industry. Failure to comply with these regulations or the loss of any of our quality management certifications may result in fines, penalties and injunctions, and could prevent us from executing on current or winning future contracts, any of which may materially adversely affect our financial condition and operating results. In addition to quality management standards, there are several other U.S. regulations that we are also required to follow, including the Federal Acquisition Regulations ("FAR"), which provides uniform policies and procedures for acquisition; the Defense Federal Acquisition Regulation Supplement, a DOD agency supplement to the FAR that provides DOD-specific acquisition regulations that DOD government acquisition officials, and those contractors doing business with DOD, must follow in the procurement process for goods and services; and the Truth in Negotiations Act, which is a law enacted for the purpose of providing for full and fair disclosure by contractors in the conduct of negotiations with the government.

        Our international operations require us to comply with various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act ("FCPA") and the Corruption of Foreign Public Officials Act (Canada) ("CFPOA"). In some countries in which we operate, it may be customary for businesses to engage in business practices that are prohibited by the FCPA, CFPOA or other laws and regulations. Although we have implemented policies and procedures designed to ensure compliance with the FCPA, CFPOA and similar laws, there can be no assurance that all of our employees and agents, as well as those companies to which we outsource certain business operations, will not be in violation of our policies or procedures. In addition to the difficulty of monitoring compliance, any suspected or alleged activity would require a costly investigation by us and may result in the diversion of management's time, resources and attention. Failure to comply with these laws may subject us to, among other things, adverse publicity, penalties and legal expenses that may harm our reputation and have a material adverse effect on our business, financial condition and operating results.

        As a public company, we are subject to stringent laws, regulations and other requirements, including those resulting from the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank"), affecting, among other areas, our accounting, internal controls, corporate governance practices, securities disclosures and reporting. For example, Dodd-Frank contains provisions concerning specified minerals originating from the Democratic Republic of Congo and adjoining countries that are believed to benefit armed groups (referred to as "conflict minerals"). As required by this Act, the U.S. Securities and Exchange Commission ("SEC") has adopted due diligence, disclosure and reporting requirements for companies that manufacture, or contract to manufacture, products that include conflict minerals. We manufacture such products for our customers. Due to our complex supply chain, compliance with these rules is time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the SEC rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results.

        The regulatory climate can itself affect the demand for our services. For example, government reimbursement rates and other regulations, as well as the financial health of healthcare providers, and pending changes in how healthcare in the U.S. is structured, including as a result of the U.S. Affordable Care Act, and how medical devices are taxed, could affect the willingness and ability of end customers to purchase the products of our customers in this market as well as impact our margins.

        Our customers are also required to comply with various government regulations, legal requirements and industry standards, including many of the industry-specific regulations discussed above. Our customers' failure to comply could affect their businesses, which in turn would affect our sales to them. In addition, if our customers are required by regulation or other requirements to make changes in their product lines, these changes could significantly disrupt particular programs for these customers and create inefficiencies in our business.

Any failure to comply with customer-driven policies and standards, and third party certification requirements, including those related to social responsibility, could adversely affect our business and reputation.

        In addition to government regulations and industry standards, our customers may require us to comply with their own social responsibility, conflict minerals, quality or other business policies or standards, which may be more restrictive than current laws and regulations and our pre-existing policies, before they commence, or continue, doing business with us. Such policies or standards may be customer-driven, established by the industries in which we operate, or imposed by third party organizations. For example, we are a member of the Electronic Industry Citizenship Coalition ("EICC"). The EICC is a non-profit coalition of electronics companies and establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. Our compliance with these policies, standards and third-party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.

Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance.

        We are subject to a variety of domestic and foreign employment laws, including those related to: workplace safety, discrimination, harassment, whistle-blowing, wages and overtime, classification of employees and severance payments. Compliance with such laws may increase our costs. In addition, such laws are subject to change, and enforcement activity relating to these laws, particularly outside the United States, can increase as a result of greater media attention due to alleged violations by other companies, changes in law, political and other factors. There can be no assurance that, in the future, we will not be found to have violated elements of such laws. Any such violations could lead to the assessment of fines or damages against us by regulatory authorities or claims by employees, any of which could adversely affect our operating results and/or our reputation.

We may be required to make larger contributions to our defined benefit pension and supplemental pension plans in the future.

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

Failure to comply with the conditions of government grants may lead to grant repayments and adversely impact our financial performance.

        We have received grants from government organizations or other third parties as incentives related to capital investments or other spending. These grants often have future conditions with which we must comply. If we do not meet these future conditions, we could be obligated to repay all or a portion of the grant, which could adversely affect our financial position and operating results.

There are inherent uncertainties involved in the estimates, judgments and assumptions used in the preparation of our financial statements. Any changes in estimates, judgments and assumptions could have a material adverse effect on our financial position and results of operations.

        Our Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of our financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the reported amounts of our assets, liabilities and related reserves, revenues and expenses. Estimates, judgments and assumptions are inherently subject to changes in future periods, which could have a material adverse effect on our financial position and results of operations.

Our credit agreement contains restrictive covenants that may impair our ability to conduct business.

        Our credit agreement contains restrictive covenants that limit our management's discretion with respect to certain business matters. Among other factors, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, merge or consolidate with other entities, or effect a change in control. This agreement also contains certain financial covenants related to indebtedness and interest coverage.

We are subject to interest rate fluctuations.

        We have a $300.0 million revolving credit facility (which may be increased by an additional $150.0 million under specified circumstances) that matures in October 2018. Outstanding borrowings under this facility bear interest at LIBOR, Prime or Federal Funds rate plus a margin. At December 31, 2014, we had no amounts outstanding under this facility (December 31, 2013 — no amounts outstanding; December 31, 2012 — $55.0 million outstanding). Our borrowings under this facility, which vary from time to time, expose us to interest rate risks due to fluctuations in these rates. If the amount we borrow under our credit facility is substantial, an increase in interest rates would have a more pronounced impact on our interest expense. Significant interest rate fluctuations may affect our business, operating results and financial condition.

Deterioration in financial markets or in the macro-economic environment may adversely affect our ability to raise funds or increase the cost of raising funds.

        We currently have access to a revolving credit facility through financial institutions that matures in October 2018. We may also issue debt or equity securities to fund our operations or make acquisitions. Our ability to borrow or raise capital, or renew our facility, may be impacted if financial markets are unstable. Disruptions in the capital and credit markets could adversely affect our ability to draw on our revolving credit facility. Our access to funds under our credit facility is dependent on the ability of our senior lenders to meet their funding commitments. They may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding sources can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.

Our credit rating may be downgraded.

        Any potential future negative change in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all.

The interest of our controlling shareholder, Onex Corporation, with a 76% voting interest, may conflict with the interests of other shareholders.

        Onex Corporation ("Onex"), owns, directly or indirectly, all of our outstanding multiple voting shares and less than 1% of our outstanding subordinate voting shares. The number of subordinate voting shares and multiple voting shares beneficially owned by Onex, directly or indirectly, represents 76% of the voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex may make decisions regarding Celestica and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Onex's voting power could have the effect of deterring or preventing a change in control of our Corporation that might otherwise be beneficial to our other shareholders.

        Through its shareholdings, Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our articles of incorporation, the sale of all or substantially all of our assets and plans of arrangement. The directors so elected have the authority, subject to applicable laws, to appoint or replace senior management, cause us to issue additional subordinate voting shares or multiple voting shares or repurchase subordinate voting shares or multiple voting shares, declare dividends or take other actions. Under our credit agreement, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person or entity owns more than 33% of the votes).

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

We are subject to litigation, including securities class action and shareholder derivative lawsuits, which may result in substantial litigation expenses, settlement costs or judgments, require the time and attention of key management resources, and result in adverse publicity, any of which may negatively impact our financial performance.

        We are party to securities class action lawsuits commenced in 2007 against us and our former Chief Executive and Chief Financial Officers in the United States District Court for the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our subordinate voting shares, as well as parallel class proceedings, including a claim issued in October 2011, against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 23 to the Consolidated Financial Statements under the caption "Litigation" in Item 18 for a detailed description of the history and status of such lawsuits, including an agreement in principle reached by the parties to settle the U.S. case on February 24, 2015. It is anticipated that the settlement amount will be covered by our liability insurance. However, as the settlement has not yet been finalized, and is in any event subject to approval by the District Court, there can be no assurance that the settlement will be entered into at all, that any actual settlement or other disposition of the lawsuit will not be in excess of amounts accrued or on terms less favorable to us than the agreement in principle, or that the actual settlement or other disposition of the lawsuit will not have a material adverse impact on our financial position or liquidity. If a settlement is not achieved on terms acceptable to us, we intend to continue to vigorously defend this lawsuit.

        The parallel class proceedings in the Ontario Superior Court of Justice are not affected by the agreement in principle discussed above. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If a related appeal currently pending in the Supreme Court of Canada does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

        In addition, in the ordinary course of our business, we are from time to time party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to our business, as plaintiff or defendant. From time to time, we are involved in various claims, suits, investigations and legal proceedings. Additional legal claims or regulatory matters may arise in the future and could involve matters relating to commercial disputes, government regulation and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. Regardless of the merits of the claims, litigation may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher operating expenses and a decrease in our margins, which could have a material adverse effect on our business, financial condition, or results of operations. We cannot predict the final outcome of such lawsuits or the likelihood that other proceedings will be instituted against us. Accordingly, the cost of defending against such lawsuits or any future lawsuits or proceedings may be high and, in any event, these legal proceedings may result in the diversion of our management's time and attention away from our business. In the event that there is an adverse ruling in any legal proceeding, we may be required to make payments to third parties that could have a material adverse effect on our reputation, financial condition and results of operations.

Changes in accounting standards enacted by the relevant standard-setting bodies may adversely affect our reported operating results, profitability and financial performance.

        Accounting standards are revised periodically and/or expanded upon by applicable standard-setting bodies. We are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, which include the Canadian Accounting Standards Board ("CASB"), the International Accounting Standards Board ("IASB"), and the SEC. Such standards could have a significant effect on our accounting methods and reported results. For example, the IASB issued a new revenue recognition standard that will apply to us beginning January 1, 2017, and amended the standard relating to the classification, measurement and impairment of financial assets and hedge accounting that will apply to us beginning January 1, 2018. Changes in accounting standards could adversely affect our reported operating results or financial condition. Our Consolidated Financial Statements are prepared in accordance with IFRS. Our reported financial information may not be comparable to the information reported by our competitors or other public companies who use different accounting standards. The Financial Accounting Standards Board and IASB have been jointly collaborating on a series of projects to converge, improve and align the U.S. and international accounting standards as one global high quality standard. While there have been delays in the convergence effort, we continue to monitor developments and consider the potential impacts.

Shares eligible for public sale may adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares in connection with our equity-based compensation plans or otherwise could adversely affect the market price of the subordinate voting shares.

        At February 11, 2015, we had 151.5 million subordinate voting shares and 18.9 million multiple voting shares outstanding. In addition, as of such date, there were 16.5 million subordinate voting shares reserved for issuance from treasury under our employee equity-based compensation plans and for director compensation, including 3.1 million subordinate voting shares underlying stock options (vested and unvested), 0.4 million subordinate voting shares underlying unvested restricted share units, 4.6 million subordinate voting shares underlying unvested performance share units, and 1.1 million subordinate voting shares underlying deferred share units that have not been settled. Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). Sales of a substantial number of our subordinate voting shares in the public market by holders of exercised vested options or vested share units settled in or exercised for subordinate voting shares may lower the prevailing market price for such shares and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if we issue additional subordinate voting shares, or if holders of outstanding vested options exercise those options or if vested shares units are settled in newly-issued subordinate voting shares, our shareholders will incur dilution. The exercise price of all options is subject to adjustment upon stock dividends, splits and combinations, if any, as well as anti-dilution adjustments as set forth in the relevant award agreement.

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

We cannot assure our shareholders that our NCIB will enhance shareholder value, and share repurchases could increase the volatility of the price of our stock.

        Under our current NCIB (approved in September 2014), we are authorized to repurchase our subordinate voting shares at times and prices we consider appropriate depending upon prevailing market conditions and other corporate considerations, up to an aggregate of approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our then-total subordinate voting shares and multiple voting shares). The timing and actual number of shares repurchased will depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause our subordinate voting share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our subordinate voting shares.

A U.S. government shutdown could impact our results of operations.

        Approximately one-quarter of our cash equivalents at December 31, 2014 were invested in money market funds that primarily hold U.S. government securities. As a result, a U.S. government shutdown and/or U.S. government debt ceiling impasse could result in a default by the U.S. government on such securities, which could have a material adverse effect on our results of operations and financial condition. In addition, such events could result in a U.S. credit rating downgrade, significant U.S. and global economic and financial market dislocations, interest rate and foreign exchange rate impacts and other potential unforeseen consequences that could have a material adverse effect on our results of operations and financial condition.

Potential unenforceability of judgments.

        We are incorporated under the laws of the Province of Ontario, Canada. A majority of our directors, officers and controlling persons are residents of (or organized in) Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon those directors, officers, or controlling persons who are not residents of the United States, or to enforce judgments in the United States obtained in courts of the United States predicated upon the civil liability provisions of U.S. federal securities laws. It may also be difficult for securityholders to enforce a U.S. judgment in Canada or to succeed in a lawsuit in Canada based only on U.S. securities laws.

Item 4.    Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada on September 27, 1996. Our legal and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario). Our principal executive offices are located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7 and our telephone number is (416) 448-5800. Our website is www.celestica.com. Information on our website is not incorporated by reference into this Annual Report.

        Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group, led by Onex.

        Certain information concerning our acquisition activities, our principal capital expenditures (including property, plant and equipment), and financing activities, over the last three fiscal years is set forth in notes 3, 4, 7, 11, 12, 21, 23 and 24 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations". Certain information concerning our divestiture activities, including our restructurings over the last three fiscal years is set forth in notes 6 and 15 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations". See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and

Capital Resources — Cash Requirements" for our significant commitments for capital expenditures at December 31, 2014 and planned for 2015.

        There were no public takeover offers by third parties in respect of the Corporation's subordinate voting shares or multiple voting shares or by the Corporation in respect of other companies' shares which occurred during the last or current financial year.

B.    Business Overview

General

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), Servers and Storage end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

        Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market.

        We offer a range of services to our customers, including design and development (such as our JDM offering, which is focused on developing design solutions in collaboration with customers as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a significant portion of our revenue. In 2014, our top 10 customers represented, in the aggregate, 65% of revenue, and our largest customer represented 14% of total revenue. In 2014, our revenue by end market was as follows: Communications (40% of revenue); Consumer (5% of revenue); Diversified (28% of revenue); Servers (9% of revenue); and Storage (18% of revenue). The products and services we provide serve a wide variety of applications, including servers; networking, wireless and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; semiconductor equipment; and a range of industrial and green technology products, including solar panels and inverters.

        In order to increase the value we deliver to our customers, we continue to make investments in people, service offerings, new capabilities, capacity, technology, IT systems, software and tools. We intend to continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in innovative supply chain solutions and services.

        Our current priorities include: (i) profitable growth in our end markets, including improving the operational and financial performance of our semiconductor business; (ii) continuous improvement in our financial results, including revenue growth, operating margins, and returns on invested capital ("ROIC"), and continued positive free cash flow generation; (iii) developing and building long-term profitable relationships with leading customers; and (iv) investing in and strengthening our capabilities in design, engineering, process technologies, software tools and various service offerings to expand beyond our traditional areas of electronics manufacturing services. We believe that continued investments in these areas support our long-term strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our end markets. Note that operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" in Item 5 — Operating and Financial Review and Prospects, for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

Electronics Manufacturing Services Industry

Overview

        Leading EMS companies manage global networks that are capable of delivering customized supply chain solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering services, manufacturing, assembly and test, systems integration, fulfillment and after-market services. OEMs, service providers and other companies use these services to enhance their competitive positions. Outsourcing manufacturing and related services can help companies to address their business challenges related to cost, asset utilization, quality, time-to-market, demand volatility, customer support, and rapidly changing technologies.

        We believe outsourcing by OEMs and other companies will continue across a number of industries as a means to:

        Reduce Operating Costs and Invested Capital.    OEMs are under continued pressure to reduce total product lifecycle costs, and property, plant and equipment expenditures. The manufacturing process of electronics products has become increasingly automated, which requires greater levels of investment in property, plant and equipment. EMS companies help enable OEMs to gain access to a global network of manufacturing sites with supply chain management expertise, advanced engineering capabilities, flexible capacity and economies of scale. By working with EMS companies, OEMs can reduce their overall product lifecycle and operating costs, working capital and property, plant and equipment investment requirements, and improve their financial performance.

        Focus Resources on Core Competencies.    Our customers operate in a highly competitive environment, characterized by rapid technological change and short product lifecycles. In this environment, many customers prioritize their resources on their core competencies of product development, sales, marketing and customer service, by outsourcing design, engineering, manufacturing, supply chain and other product support requirements to their EMS partners.

        Improve Time-to-Market.    Electronic products experience short lifecycles, requiring OEMs to continually reduce the time and cost of bringing products to market. We believe that OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers, including capabilities relating to design and engineering services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.

        Utilize EMS Companies' Procurement, Inventory Management and Logistics Expertise.    We believe that the successful manufacturing of electronic products requires significant resources to manage the complexities in planning, procurement and inventory management, frequent design changes, short product lifecycles and product demand fluctuations. OEMs can help manage these complexities by outsourcing to those EMS providers that (i) possess sophisticated IT systems and global supply chain management capabilities and (ii) can leverage significant component procurement advantages to lower product costs.

        Access Leading Engineering Capabilities and Technologies.    Electronic products and the electronics manufacturing technology needed to support them are complex and require significant investment. As a result, some OEMs rely on EMS companies to provide design and engineering services, supply chain management, and manufacturing and technological expertise. Through their design and engineering services, and through the knowledge gained from manufacturing and repairing products, EMS companies can assist OEMs in the development of new product concepts, or the re-design of existing products, as well as assist with improvements in the performance, cost and time required to bring products to market. In addition, OEMs can gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

        Improve Access to Global Markets.    Some of our customers provide products or services to a global customer base. EMS companies with global infrastructure and support capabilities help to provide customers with efficient global manufacturing solutions, distribution capabilities and after-market services.

        Access to Value-Added Service Offerings.    EMS providers strive to expand their offerings to include services such as design, fulfillment and after-market services, including repair and recycling, in order to enable OEMs to benefit from outsourcing more of their cost of goods sold.

Celestica's Strategy

        We are focused on building solid partnerships and delivering informed, flexible solutions intended to enable our customers' success. To achieve this, we collaborate with our customers in an effort to identify and meet their current and future requirements. We strive to exceed our customers' expectations by offering a range of services designed to deliver lower costs, increased flexibility and predictability, improved quality and more responsive service to their customers. We constantly seek to advance our quality, engineering, manufacturing and supply chain capabilities to help our customers achieve a competitive advantage. We will continue to focus on our pursuit of the following, intended to strengthen our competitive position and enhance customer satisfaction and shareholder value:

        Increase Penetration in our End Markets.    We strive to establish a diverse customer base across several industries. We believe our expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across various markets. Our goal is to grow across our end markets, with particular emphasis on expanding business in our diversified end market, which is comprised of the industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other end markets. Revenue from our diversified end market has increased from 20% of total revenue in 2012 to 28% of total revenue in 2014, representing a 19% growth in revenue dollars over the same period.

        Our revenue by end market as a percentage of total revenue is as follows:

	2012	2013	2014
Communications	35%	42%	40%
Consumer	18%	6%	5%
Diversified	20%	25%	28%
Servers	15%	13%	9%
Storage	12%	14%	18%

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our end markets and (iii) enhance the scope of our capabilities and service offerings. As an example, in 2012 we acquired D&H, a manufacturer of precision machined components and assemblies for the semiconductor capital equipment market.

        Continuously Improve Financial Performance.    We will continue to focus on (i) managing the mix of business, service offerings and volume of business to improve our overall margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iii) improving operating efficiencies to reduce costs and improve margins, and (iv) maximizing free cash flow.

        Develop and Grow Profitable Relationships with Leading Customers.    We continue to seek to build profitable, strategic relationships with targeted industry leaders that we believe can benefit from our services and solutions. We strive to conduct ourselves as an extension of our customers' organizations, in an effort to respond to their needs with speed, flexibility and predictability in delivering results. We have established and maintain strong relationships with a diverse mix of leading OEMs and service providers across our end markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually seek to expand the services we offer to our customers, which currently include prototyping, design and development, engineering, supply chain services, systems assembly, logistics, fulfillment and after-market services. Our 2012 acquisition of D&H was intended to strengthen our offerings beyond our traditional EMS areas. This acquisition expanded our precision machining offering to semiconductor capital equipment customers.

        Continue to Invest in Developing New Technology, Quality Products and Supply Chain Solutions and Services.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, and allows us to produce a variety of electronic products ranging from high-volume electronics to highly complex technology infrastructure products. We believe our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and collaborative processes associated with our expertise in supply chain management generally help enable us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We collaborate with our suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

Celestica's Business

Innovative Supply Chain Solutions and Services

        We are a global provider of innovative supply chain solutions. We offer a range of services including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. We leverage our global network of sites and centers of excellence, information technology and supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain solutions to our customers provides them with a competitive lead time, and advantages in quality, flexibility and total cost of ownership.

        The objective of our centers of excellence program is to help ensure that our operations reflect a solid understanding of the markets we serve, have current capabilities and standardized practices, and are positioned to provide efficiency, consistency, and value to our customers around the globe. To obtain "center of excellence" status, our sites must meet our defined criteria pertaining to quality, supply chain, capabilities, Lean and Six Sigma, market specific certifications (to the extent applicable), and other matters regarding their operations.

Quality, Lean and Six Sigma Culture

        We believe one of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. All of our principal sites are ISO 9001 and ISO 14001 certified (international quality management standards), and have other required industry-specific certifications.

        In addition to these standards, we continue to deploy Lean and Six Sigma initiatives (processes intended to improve product consistency, and reduce defects and waste) throughout our operations network. Implementing Lean initiatives throughout the manufacturing process helps improve efficiency, shorten cycle times and reduce waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. We also use value stream mapping techniques to improve efficiencies and simplify processes in our non-production operations. Six Sigma is intended to drive continuous improvement by reducing process variation. We also apply the knowledge we gain in our after-market services to help improve the quality and reliability of next-generation products for our customers. Success in these areas can help our customers to lower their costs, positioning them more competitively in their respective markets.

Design and Engineering Services

        Our global design services and solutions architects are focused on opportunities that span the entire product lifecycle. Supported by a disciplined approach to program management, we strive to provide flexible design solutions and expertise to help customers optimize their development to reduce overall product costs, improve time-to-market and introduce competitively differentiated products. For customer-owned designs, we use design analysis capabilities to minimize design revisions, shorten time-to-market and provide improved manufacturing yields for our customers. Our JDM offering is focused on developing design solutions in collaboration with customers as well as managing aspects of the supply chain and manufacturing. We continue to invest in leading-edge product roadmaps and design capabilities aligned with market standards and emerging technologies. Our goal is to deliver customized solutions to customers in the storage, servers and communications markets, allowing them to reach their markets faster, while reducing design costs and building valuable IP for their product portfolios. Through our collective experience with common technologies across multiple industries and product groups, we believe we can provide quality and cost-focused solutions for a wide range of our customers' design needs.

        We collaborate with some of our core customers' product designers in the early stages of product development, using advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design for manufacturing. Collaborative links and databases between a customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        Our engineering services team works as an extension of our customers' teams throughout the product life cycle. We believe our engineering expertise and experience in design review, product test solutions, assembly technology, quality and reliability enable us to deliver services and directly address the challenges facing our customers today, accelerating speed-to-market of new products, reducing total product cost and delivering high-quality products. We complement our resources and expertise with ties to key industry associations and engineering firms to help us stay apprised of advances in technical knowledge.

Prototyping and New Product Introduction

        Prototyping is a critical early-stage process in the development of new products. Our engineers collaborate with our customers' engineers to provide quick responses in the early stages of the product development lifecycle.

Supply Chain Management and Services

        We use advanced enterprise resource planning and supply chain management systems to optimize materials management from suppliers through to our customers' customers. We believe that the effective management of the supply chain is critical to our customers' success, as it directly impacts the time and cost required to deliver products to market and the capital requirements associated with carrying inventory.

        We strive to reduce our customers' total cost of ownership by producing, delivering and supporting their products so that we can meet or exceed their expectations for time-to-market and quality. We also attempt to align our preferred suppliers in close proximity to our centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time-to-market. We believe we deliver a differentiated supply chain offering.

        Through our global supply chain management processes and integrated IT tools, we endeavor to provide our customers with enhanced visibility to balance their global demand and supply requirements, including inventory and order management.

Manufacturing Services

Printed Circuit Board Assembly

        Printed circuit board assembly includes the attachment of electronic components, such as capacitors, microprocessors, resistors and memory modules, to printed circuit boards. Our global network of engineers helps us to provide our customers with full printed circuit board ("PCB") assembly technology capabilities. These capabilities include design for manufacturing, PCB layout, packaging, assembly, lead-free soldering, test development, and data analytics for complex flexible and rigid-flex circuits and hybrid PCBs.

Complex Mechanical Assembly

        We provide systems integration and precision machined components to our semiconductor capital equipment customers. Complex mechanical systems integration consists of multiple interconnected subsystems that interact with various materials, e.g., fluids, solids, particles and rigid bodies. Such systems are often used in advanced manufacturing applications such as semiconductor manufacturing and processes equipment, medical applications using robotics, and other applications such as cash handling machines where precise standards are required.

Precision Machining

        We utilize specialized computer-controlled machines to manufacture high quality components to tight tolerance requirements. Such components are often used in similar applications as noted above for complex mechanical assembly.

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

Quality and Product Assurance

        We provide complete product reliability testing, inspection and qualification capabilities to support our customers' full product lifecycle requirements. Our quality and product assurance teams perform product life testing and full circuit characterization to ensure that designs meet or exceed required specifications. We are capable of testing to various industry standards, and we work closely with our customers to execute unique test protocols. We believe that this service allows our customers to assess certification risks early in the product development lifecycle, reducing cost and time-to-market.

Failure Analysis and After-Market Services

        Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. The root causes of failures typically relate to inherent component defects and/or deficiencies in design specifications. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and contamination. Field conditions are simulated in failure analysis laboratories which employ electron microscopes, spectrometers and other advanced equipment. Our engineers work proactively in partnership with suppliers and customers in an effort to discover product failures before products are shipped, and to develop and implement resolutions if required.

        We seek to provide value to our customers through our after-market services offerings which include repair, fulfillment, reverse logistics, reclamation and returns processing and prevention. Our fulfillment offering includes the design and management of integrated supply chain and materials management for light manufacturing and final assembly. Our reverse logistics offering includes the design and management of transportation networks, warehousing and distribution of product, asset recovery services, and transportation and supply chain event monitoring. The returns processing and prevention offering provides our customers with product screening and testing and product design and process analysis. We offer these services individually or integrated through a 'Control Tower' model which coordinates our people, systems and processes with those of our customers to improve service levels by providing an increased level of visibility and analytics throughout the entire after-market value chain.

Geographies

        For 2014, approximately three-quarters (2013 — two-thirds; 2012 — one-half) of our revenue was produced in Asia and less than one-fifth (2013 — one-fifth; 2012 — one-third) of our revenue was produced in North America. Revenue produced in Canada represented 7% of revenue in 2014 (2013 — 7%; 2012 — 8%). Our property, plant and equipment in Canada represented 10% of our property, plant and equipment at December 31, 2014 (December 31, 2013 — 11%; December 31, 2012 — 12%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment". Certain geographic information for countries exceeding 10% of our external revenue or property, plant and equipment, intangible assets and goodwill is set forth in note 24 to the Consolidated Financial Statements in Item 18. All other countries individually represented less than 10% in each such category.

Marketing, Sales and Solutions

        We structure our business development teams by end market, region and location, with a focus on offering complete manufacturing and supply chain solutions to our customers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our solutions architects to develop specific solutions that meet the needs of each customer's product or supply chain requirements. Our global network is comprised of customer-focused teams, including account sales teams, operational and project managers, regional executives, and supply chain management teams, as well as senior executives.

Customer Experience and Relationship Management

        As stated above, we supply products and services to over 100 customers. We target industry leading customers in our end markets. Our customers include Applied Materials, Inc., Cisco Systems, Inc., EMC Corporation, Hewlett-Packard Company, HGST, Inc., Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, and Oracle Corporation. We are focused on strengthening our relationships with these strategic customers through the delivery of new and expanding end-to-end solutions.

        During 2014, three customers individually represented more than 10% of total revenue (2013 and 2012 — two customers). Our top 10 customers represented 65%, 65%, and 67%, respectively, of total revenue for 2014, 2013, and 2012.

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

Research and Technology Development

        We use advanced technology to design, assemble and test the products we manufacture. We continue to increase investment in our global design services and capabilities to conceive differentiated JDM product solutions for our customers.

        We believe that our customer-focused factories are highly flexible and can be reconfigured as needed to meet customer-specific product requirements and fluctuations in volumes. We have extensive capabilities across a broad range of specialized assembly, configuration and test processes. We work with a variety of substrates based on the products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer printed circuit boards, as well as a broad array of advanced component and attachment technologies employed in our customers' products and our own product designs. We believe that increasing demand for full-system assembly solutions continues to drive technical advancement in complex mechanical assembly and configuration. We also develop and manufacture sub-components, such as optical modules and complex machined parts, intended to drive targeted technical advancements to support these opportunities.

        Our automated electronics assembly lines are continuously refreshed with the latest generation technology, with a focus on flexible lines with quick changeover, large board capability, and small component capability. Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, in-circuit and in-situ dynamic thermal cycling stress testing. Our inspection technology includes X-ray laminography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy. We work directly with leaders in the equipment industry to optimize their products and solutions or to jointly design solutions to better meet our needs and the needs of our customers. We apply automation solutions for higher volume products, where possible, to help lower product costs.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development and technology building blocks that can be used by customers in the development of their products or to accelerate their products' time-to-market. Our JDM offering is focused on developing these design solutions and subsequently managing the other aspects of the supply chain, including manufacturing. We focus our solutions in developing current and next generation storage, server and communications products, in particular, elements of data centers, an area we believe will grow in the future. We work directly with our customers to understand their product roadmaps and to develop technology solutions intended to optimally meet their future needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We have worked with, and have taken a leadership role in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these development areas.

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

        Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. In general, prices for our raw materials have been relatively stable, and we believe that such prices will remain relatively stable in the near term. See Item 3(D) — Key Information — Risk Factors for a discussion of various risks related to our foreign operations.

        We strive to align our preferred suppliers in close proximity to our centers of excellence to increase the speed and flexibility of our supply chain and to deliver short overall product lead times.

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

Competition

        The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus, and ODMs that provide internally designed products and manufacturing services.

        We also face indirect competition from current and prospective customers who evaluate our capabilities and commercial models against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Some of our competitors have greater scale and a broader range of services than we offer. We believe our competitive advantage is our track record in manufacturing technology, quality, complexity, responsiveness and cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products and services on time and compete favorably on price. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise. See Item 3(D) Key Information — Risk Factors — "We operate in an industry comprised of numerous competitors and aggressive pricing dynamics".

Environmental Matters

        We are subject to various federal/national, state/provincial, local and supra-national laws and regulations, including environmental measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, and health and safety measures related to practices and procedures applicable to the construction and operation of our sites. We have management systems in place designed to maintain compliance with such laws and regulations.

        Our past operations and historical operations of others may have resulted in soil and groundwater contamination on our sites. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. Generally, Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis) were obtained for most of our manufacturing sites at the time of acquisition or leasing. Where contamination is suspected at sites being acquired, Phase II intrusive environmental assessments (including soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions and intend to perform Phase II assessments where appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites. See Item 3(D) Key Information — Risk Factors, "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance".

        Environmental legislation also occurs at the product level. Since 2004, we have offered a suite of services that help our customers comply with environmental legislation, such as the European Union's Restriction of Hazardous Substances ("RoHS") and Waste Electrical and Electronic Equipment directive laws and China's RoHS legislation.

Backlog

        Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 days to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since orders may be rescheduled or cancelled.

Seasonality

        Seasonality is reflected in the mix of products we manufacture from quarter-to-quarter. In the past we have experienced, and may in the future experience, some level of seasonality in our quarterly revenue patterns across certain of the end markets we serve. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses, overall demand variability, and limited visibility in technology end markets, it is difficult for us to predict the extent and impact of seasonality on our business.

Controlling Shareholder Interest

        Onex is our controlling shareholder with a 76% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Such matters include electing our board of directors and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, indirectly or directly, shares representing the majority of the voting rights of the shares of Onex. For further details, refer to footnote 2 in Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders".

Government Regulation

        Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income taxes, tax audits and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance", "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance", "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance", and "A U.S. government shutdown could impact our results of operations" in Item 3(D) "Key Information — Risk Factors".

Sustainability

        Our belief in strong corporate citizenship is manifested in policies and principles focused across five key focus areas: energy and water, materials stewardship, sustainable solutions, our employees, and community giving.

        Our guiding policies and principles include:

  •
  Our Values, developed with input from our employees to reflect the characteristics and behaviors that are core to Celestica;

  •
  Our Business Conduct Governance Policy, which outlines the ethics and practices we consider necessary for a positive working environment and the high legal and ethical standards to which our employees are held accountable; and

  •
  The Electronic Industry Citizenship Coalition ("EICC"), of which we were a founding (and remain a) member. The EICC's Code of Conduct outlines industry standards to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We are continually working to implement, manage and audit our compliance with this Code.

        We publish a Sustainability Report and a Business Conduct Governance Policy, both of which are available (along with our Values) on our corporate website at www.celestica.com. These documents outline our sustainability strategy, our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2015 and beyond.

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

C.    Organizational Structure

        Onex, a Canadian corporation, is the Corporation's controlling shareholder with a 76% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.9 million (or 100%) of the Corporation's multiple voting shares, and approximately 0.5 million of the Corporation's subordinate voting shares). Gerald W. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and owns, directly or indirectly, multiple voting shares of Onex carrying the right to elect a majority of the Onex Board of Directors (see footnotes 2 and 3 to the Major Shareholders Table in Item 7A below). Celestica conducts its business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries of Celestica, and each of them is wholly-owned, directly or indirectly, by Celestica:

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

        Celestica (Thailand) Limited, a Thailand corporation;

        Celestica (USA) Inc., a Delaware, U.S. corporation;

        Celestica (US Holdings) LLC, a Delaware, U.S. limited liability company;

        1681714 Ontario Inc., an Ontario, Canada corporation; and

        1755630 Ontario Inc., an Ontario, Canada corporation.

D.    Property, Plants and Equipment

        The following table summarizes our principal owned and leased properties as of February 11, 2015. These sites are used to provide manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, complex mechanical assembly, precision machining as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services.

Major locations	Square Footage(1)	Owned/Leased
	(in thousands)
Canada(2)	888	Owned
California(3)	513	Leased
Oregon	188	Leased
Mexico(3)	241	Leased
Ireland(3)	189	Leased
Spain	109	Owned
Romania	200	Owned
China(3)(4)	993	Owned/Leased
Malaysia(3)(4)	1,549	Owned/Leased
Thailand(3)(4)	1,070	Owned/Leased
Singapore(3)	200	Leased
Japan	274	Owned

(1)
Represents estimated square footage being used.

(2)
Our owned property in Canada is included in the assets pledged as security for borrowings under our revolving credit agreement.

(3)
Represents multiple locations.

(4)
Certain leases pertain to the lease of land only (i.e., building is owned by us). Our land leases expire between 2018 and 2060.

        We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations.

        Our principal executive office is located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7. Our principal sites are certified to ISO 9001 and ISO 14001 standards, as well as to other industry-specific certifications.

        Excluding the land leases described in footnote (4) above, the leases set forth in the table above expire between 2015 and 2022. We currently expect to be able to extend the terms of expiring leases or to find replacement sites on commercially acceptable terms.

        Also see "Environmental Matters" in Item 4(B) above.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2014 consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 11, 2015 unless we indicate otherwise.

        Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation: statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; and the number of subordinate voting shares and price thereof we may repurchase under our normal course issuer bid (NCIB). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

        Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers' business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel; current or future litigation and/or governmental actions; successfully resolving commercial and operational challenges, and improving financial results in our semiconductor business; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and defending our tax positions or meeting the conditions of tax incentives and credits; completing any restructuring actions and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; and compliance with applicable laws, regulations and social responsibility initiatives. These and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

        Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers' products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry; revenue growth and improved financial results in our semiconductor business; the timing and execution of any restructuring actions; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), Servers, and Storage end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

        Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market.

        We offer a range of services to our customers, including design and development (such as our JDM) offering, which is focused on developing design solutions in collaboration with customers as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 65% of revenue in 2014 (2013 — 65%).

        The products and services we provide serve a wide variety of applications, including: servers; networking, wireless and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; semiconductor equipment; and a range of industrial and green technology products, including solar panels and inverters.

        In order to increase the value we deliver to our customers, we continue to make investments in people, service offerings, new capabilities, capacity, technology, IT systems, software and tools. We intend to continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in innovative supply chain solutions and services.

        Our current priorities include (i) profitable growth in our end markets, including improving the operational and financial performance of our semiconductor business, (ii) continuous improvement in our financial results, including revenue growth, operating margins, and return on invested capital (ROIC), and continued positive free cash flow generation, (iii) developing and building long-term profitable relationships with our leading customers, and (iv) investing in and strengthening our capabilities in design, engineering, process technologies, software tools and various service offerings to expand beyond our traditional areas of electronics manufacturing services. We believe that continued investments in these areas support our long-term strategy and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our end markets. While we are focused on expanding our business in our diversified end market, we are still dependent on revenue from our traditional end markets for a significant portion of our revenue.

        Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

        Our financial results vary from period to period, and are impacted by factors such as the changing demand for our customers' products in various end markets, our revenue mix, changes in our customers' supply chain strategies, the size and timing of customer program wins by end market, the costs, terms and timing of ramping new business, program completions, losses or customer disengagements, the margins achieved and capital deployed for the services we provide to customers, and other factors discussed below.

Overview of business environment:

        The EMS industry is highly competitive, with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, revenue can be volatile from period to period, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our margins. The number and location of qualified personnel, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC (discussed in "Non-IFRS measures" below), which is primarily affected by non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

        EMS companies service a variety of customers and end markets. Demand remains volatile, making customer revenue and mix, and revenue by end market difficult to forecast. Short product lifecycles in the markets we serve, short production lead times expected by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models that de-emphasize the products and services offered through traditional original equipment manufacturer distribution channels, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments as well as the proliferation of software-defined networks and software-defined storage, increased competition and pricing pressure, and the general volatility of the economy, are all contributing factors. The global economy and financial markets continue to be uncertain and may continue to negatively impact end market demand and the operations of EMS providers, including Celestica. Continued uncertainty surrounding the extent and timing of a global economic recovery may impact future demand for our products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to address changes as they occur.

        External factors that could impact the EMS industry and our business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage should such events occur.

        Our business is also affected by customers who may shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, their preference or need to consolidate their supply chain capacity or the number of supply chain partners, or consolidation among customers. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

        Demand is volatile across our end markets. Our revenue and margins are impacted by overall end market demand, the timing, extent and pricing of new or follow-on business, including the costs, terms and timing of ramping new business, and program completions, losses, or customer disengagements. Despite the challenging demand environment, we remain committed to making the investments we believe are required to support our long-term objectives and create shareholder value. The costs of these investments and ramping activities may be significant and could continue to negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity. Our margin and ROIC performance for each quarter of 2014 improved compared to the corresponding quarter of 2013, despite the lower revenue in 2014, primarily due to our continued focus on cost containment, as well as a favorable program mix as we continue to de-emphasize the lower margin portion of our server and consumer businesses.

        We acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks) in 2011 and D&H Manufacturing Company (D&H) in 2012 in order to expand our diversified end market offerings to include semiconductor capital equipment. Revenue from our semiconductor business for 2014 represented 5% (2013 — 4%) of our total revenue. We believe that semiconductor market demand continues to be difficult to predict due to, among other things, significant and often rapid changes in product demand, changes in customer requirements for new manufacturing capacity and technology transitions, significant expenditures for capital equipment and product development, and general economic conditions. Our semiconductor business has been, and continues to be, negatively impacted by overall demand weakness in the semiconductor industry in recent years, the cost of investments we have made, operational challenges, and the costs, terms and timing of ramping new programs. In addition, in 2014, we incurred higher than expected losses in our semiconductor business, primarily due to lower than expected revenue as a result of weaker than anticipated customer demand for the year, challenges associated with the ramping of new sites and programs, as well as operational inefficiencies and commercial challenges associated with a particular customer. We continue to work with this customer to resolve these issues. Primarily as a result of management's assessment of the negative impact of these factors on the timing and level of previously assumed future revenue growth of, and profitability improvements to, this business, we reduced our long-term cash flow projections for this business in the fourth quarter of 2014 and recorded a non-cash impairment charge of $40.8 million in such period against the goodwill of our semiconductor business. See "Other charges (recoveries)" below for further details. Despite the challenges facing our semiconductor business, we continued to win new business from the customer described above and our other customers in the semiconductor capital equipment market during 2014, as we continue our efforts to strengthen our existing relationships and develop new business opportunities with the leading customers in this market. However, these factors affecting our semiconductor business may lead to increased volatility in our revenue and profitability and may also adversely impact our financial position and cash flows.

Summary of 2014

        Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2014 and the financial performance, comprehensive income and cash flows for the year ended December 31, 2014. See "Critical Accounting Policies and Estimates" below.

        The following table shows certain key operating results and financial information for the years indicated (in millions, except per share amounts):

	Year ended December 31
	2012	2013	2014
Revenue	$6,507.2	$5,796.1	$5,631.3
Gross profit	438.4	389.5	405.4
Selling, general and administrative expenses (SG&A)	237.0	222.3	210.3
Other charges (recoveries)	59.5	4.0	37.1
Net earnings	$117.7	$118.0	$108.2
Diluted earnings per share	$0.56	$0.64	$0.60

	December 31 2012	December 31 2013	December 31 2014
Cash and cash equivalents	$550.5	$544.3	$565.0
Total assets	2,658.8	2,638.9	2,583.6

        Revenue of $5.6 billion for 2014 decreased 3% from 2013. Compared to 2013, revenue dollars in 2014 from our communications end market decreased 7%, primarily due to weaker demand from certain customers and program completions during 2014; revenue dollars from our server end market decreased 25%, primarily due to the insourcing of a lower margin server program by one of our existing customers in 2013 and overall demand weakness in this end market; and revenue dollars from our consumer end market decreased 29%, primarily due to program completions as we continued to de-emphasize the lower margin business in our consumer portfolio. These decreases were offset in part by a 7% increase in revenue from our diversified end market and a 26% increase in revenue from our storage end market in 2014 compared to 2013. Compared to 2013, the revenue increase in our diversified end market in 2014 was driven primarily by new program wins in our industrial and semiconductor businesses, offset in part by demand weakness in our solar business; and the revenue increase in our storage end market was primarily due to new programs we launched in 2014, in part driven by our JDM offering. Communications and diversified continued to be our largest end markets for 2014, representing 40% and 28%, respectively, of total revenue for the year.

        Despite the revenue decrease in 2014, gross profit increased 4% to $405.4 million (7.2% of total revenue) for 2014 from $389.5 million (6.7% of total revenue) for 2013, primarily as a result of our continued focus on cost containment, as well as improved program mix as we de-emphasized the lower margin portion of our server and consumer businesses. SG&A for 2014 decreased 5% to $210.3 million from $222.3 million for 2013, primarily due to our overall spending reductions in 2014, mostly driven by savings in compensation and related expenses resulting from headcount reductions attributable to our previous restructuring actions. Net earnings for 2014 of $108.2 million were $9.8 million lower compared to $118.0 million for 2013, primarily due to a $40.8 million non-cash goodwill impairment charge and a $6.4 million non-cash settlement loss related to one of our pension plans (discussed below), which more than offset our gross profit improvement and our SG&A savings discussed above. In 2013, we also recorded higher restructuring charges and a higher amount of recoveries related to the settlement of certain class action lawsuits in which we were a plaintiff.

        We believe that our balance sheet remains strong. Our cash and cash equivalents at December 31, 2014 were $565.0 million (December 31, 2013 — $544.3 million). Our non-IFRS free cash flow for 2014 was

$177.4 million and increased $79.3 million from $98.1 million for 2013, primarily due to improved working capital performance. At December 31, 2014, there were no amounts outstanding (December 31, 2013 — no amounts outstanding) under our revolving credit facility and we had sold $50.0 million of accounts receivable (A/R) under our A/R sales facility as of December 31, 2014 (December 31, 2013 — sold $50.0 million of A/R).

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. We re-measured the pension assets and liabilities relating to this pension plan immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 million in other comprehensive income that was subsequently reclassified to deficit in the same period. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 million which we recorded in other charges in our consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8 million, and the value of our pension liabilities by $143.4 million as of the date of the annuity purchase.

        We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and pursuant to a substantial issuer bid (SIB). As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a pre-payment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR's completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB.

        In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During 2014, we paid $59.6 million (including transaction fees) to repurchase and cancel 5.5 million subordinate voting shares at a weighted average price of $10.82 per share under the 2013 NCIB, including 4.0 million subordinate voting shares repurchased pursuant to two PSRs and 0.9 million subordinate voting shares repurchased pursuant to an ASPP completed during the term of the 2013 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2013 NCIB was reduced by 0.3 million subordinate voting shares we purchased in the open market during the term of the 2013 NCIB to satisfy obligations under our stock-based compensation plans.

        On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allows us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2014, we paid $31.0 million (including transaction fees) to repurchase and cancel 2.9 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.53 per share. In December 2014, the TSX accepted our notice to amend the 2014 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $50.0 million to a broker in December 2014 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR's completion. We completed this PSR on January 28, 2015 pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share.

        During 2014, we repurchased an aggregate of 8.5 million subordinate voting shares for cancellation pursuant to our 2013 and 2014 NCIBs.

Summary of 2013

        Revenue of $5.8 billion for 2013 decreased 11% from $6.5 billion for 2012, primarily due to our disengagement from BlackBerry Limited (BlackBerry), formerly known as Research In Motion Limited, in 2012. Compared to 2012, revenue dollars from our consumer end market decreased 68% due to our disengagement from BlackBerry, and revenue dollars from our server end market decreased 27% primarily due to the insourcing of a server program by one of our customers and overall weaker demand. These decreases were offset in part by an 11% increase in revenue from our diversified end market, an 8% increase in revenue from our communications end market, and a 1% increase in revenue from our storage end market. The revenue increase in our diversified end market was primarily due to new program wins and our D&H acquisition. This acquisition contributed approximately one-third of the revenue increase in our diversified end market compared to 2012, with the balance driven primarily by revenue growth across our industrial and aerospace and defense businesses. The revenue increase in our communications end market was primarily driven by new program wins and, to a lesser extent, stronger customer demand compared to 2012. The modest revenue increase in our storage end market from 2012 was primarily due to new program wins, offset in part by weaker demand from one customer. Communications and diversified were our largest end markets for 2013, representing 42% and 25%, respectively, of total revenue.

        Gross profit decreased 11% to $389.5 million for 2013 from $438.4 million for 2012, in line with the revenue decrease in 2013. Gross profit as a percentage of total revenue (gross margin) for 2013 of 6.7% was flat compared to 2012 despite the 11% revenue decrease due to improved program mix and our continued focus on cost containment in 2013. SG&A for 2013 decreased 6% to $222.3 million from $237.0 million for 2012, primarily due to our overall spending reductions, offset in part by higher variable compensation expenses in 2013. During 2013, we recorded lower restructuring charges, a $24.0 million recovery in connection with the settlement of certain class action lawsuits in which we were a plaintiff (see "Other charges (recoveries)" below), no impairment charges, and lower income tax recoveries compared to 2012. Net earnings for 2013 of $118.0 million were relatively flat compared to $117.7 million for 2012.

        Due to our disengagement from BlackBerry in 2012 and in response to the challenging demand environment, we announced in 2012 restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. We completed these restructuring actions by the end of 2013 (although payments with respect thereto continued throughout 2014). Compared to our previously announced range of $55 million to $65 million, we recorded aggregate restructuring charges of $72.0 million, comprised of $44.0 million in 2012 and $28.0 million in 2013. We exceeded our estimate as we decided to take additional restructuring actions in the fourth quarter of 2013 to further streamline and simplify our business and global operating network in response to the continuing challenging market environment. The restructuring charges we recorded in 2013 were primarily cash charges related to employee termination costs throughout our global network.

        During 2013, we paid $43.6 million (including transaction fees) to repurchase and cancel 4.1 million subordinate voting shares under the 2013 NCIB at a weighted average price of $10.70 per share. At December 31, 2013, we also recorded a liability of $9.8 million, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under an ASPP that we entered into in December 2013.

Other performance indicators:

        In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14
Cash cycle days:
Days in A/R	46	42	41	42	45	43	46	44
Days in inventory	54	53	57	58	61	54	54	52
Days in A/P	(60)	(58)	(58)	(56)	(58)	(53)	(55)	(52)

Cash cycle days	40	37	40	44	48	44	45	44

Inventory turns	6.7x	6.9x	6.4x	6.3x	6.0x	6.8x	6.8x	7.1x

	2013				2014
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Amount of A/R sold (in millions)	$60.0	$50.0	$50.0	$50.0	$60.0	$60.0	$50.0	$50.0

        Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P and inventory turns generally reflect improved cash management performance. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.

        Cash cycle days for the fourth quarter of 2014 of 44 days was flat compared to the fourth quarter of 2013. Compared to the same period in 2013, there was a 6-day reduction in the days in inventory, reflecting improved inventory management and inventory turns in the fourth quarter of 2014, which was offset by a 2-day increase in the days in A/R, and a 4-day decrease in the days in A/P primarily due to the timing of purchases and payments in the respective quarters. The higher inventory days in the fourth quarter of 2013 was also impacted by increased inventory levels required primarily to support new customer programs.

        Compared to the third quarter of 2014, cash cycle days decreased 1 day in the fourth quarter of 2014 as a result of a 2-day decrease in each of days in A/R and days in inventory, which were offset in part by a 3-day decrease in days in A/P.

        We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

        Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See "Non-IFRS measures" below.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are consistent with those described in note 2 to our 2014 audited consolidated financial statements.

        Key sources of estimation uncertainty and judgment:    We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs) (we define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), which includes estimating future growth, profitability and discount rates; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets (see note 15(b) to our 2014 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 18 to our 2014 audited consolidated financial statements).

        We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted, and the timing of the recognition of charges and recoveries associated with our restructuring actions. Prior to our 2014 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we did not identify any triggering event during the course of 2014 that would indicate the carrying amount of our CGUs may not be recoverable (see "Other charges (recoveries)" below).

Inventory valuation:

        We procure inventory and manufacture based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work-in-progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products are less favorable than originally projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the relevant suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.

Income taxes:

        We record an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction at the enacted or substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain and estimates are required for exposures related to examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. We believe that our income tax liability reflects the probable outcome of our income tax obligations based on the known facts and the circumstances; however, the final income tax outcome may be different from our estimates. A change to these estimates could impact our income tax provision.

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

Goodwill, intangible assets and property, plant and equipment:

        We estimate the useful lives of intangible assets and property, plant and equipment based on the nature of the asset, historical experience, the projected period of future economic benefits to be provided by the assets, the terms of any related customer contract, and expected changes in technology. We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or a CGU for impairment. Absent triggering events during the year, we conduct our annual impairment assessment in the fourth quarter of each year to correspond with our annual planning cycle. Judgment is required in the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth and discount rates and projecting cash flows, among other factors. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we work with independent brokers to obtain market prices to estimate our real property values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU to reduce the carrying amount of goodwill and then to reduce the carrying amount of other assets in the CGU or group of CGUs on a pro rata basis.

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

Restructuring charges:

        We incur restructuring charges relating to workforce reductions, site consolidations and costs associated with exiting businesses. Our restructuring charges include employee severance and benefit costs, gains, losses or impairments related to owned sites and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs related to leased sites and equipment we no longer use.

        The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. Our major assumptions include the timing and number of employees we will terminate, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize employee termination costs in the period the detailed plans are approved and the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the fair value less costs to sell for these assets. For leased sites that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in future estimates.

Pension and non-pension post-employment benefits:

        We have pension and non-pension post-employment benefit costs and liabilities that are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs

(as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. The fair values of our pension assets were based on a measurement date of December 31, 2014. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our pension plan valuations and our future pension expense and funding. See notes 2(n) and 18 to our 2014 audited consolidated financial statements.

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

        The cost we record for restricted share units (RSUs), for all performance share units (PSUs) granted prior to 2011, and for 40% of the PSUs granted in each of 2013 and 2014, is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to the achievement by the company of pre-determined financial targets over a specified period, is based on our estimate of the outcome of the performance conditions. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the level of achievement of such performance conditions. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, under certain circumstances, we have also cash-settled certain awards which we account for as liabilities and re-measure them based on our share price at each reporting date and at the settlement date, with a corresponding charge or recovery in our consolidated statement of operations.

        We determine the cost we record for all PSUs granted in 2011 and 2012, and 60% of the PSUs granted in each of 2013 and 2014, using a Monte Carlo simulation model. The number of awards expected to vest is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return (TSR) relative to the TSR of a pre-defined electronics manufacturing services (EMS) competitor group. We do not adjust the grant date fair value regardless of the eventual number of awards that vest based on the level of achievement of the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied.

        We grant deferred share units (DSUs) to certain members of our Board of Directors as part of their compensation, which is comprised of an annual equity award, an annual retainer, and meeting fees. In the case of the annual equity award, which is granted in equal amounts each quarter, the number of DSUs we grant is determined by dividing the dollar value of the award by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. In the case of the annual retainer and meeting fees, the number of DSUs we grant is determined by dividing either 50% or 100% (depending on the election made by each director), of the dollar value of the retainer and fees earned in the quarter by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash after the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares issued from treasury or purchased in the open market, or with cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or with cash. We expense the cost of DSUs through SG&A in our consolidated statement of operations in the period the services are rendered.

Operating Results

        Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and the costs associated with, new program ramps; volumes and the seasonality of our business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisition and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

        In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider's global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2012	2013	2014
Revenue	100.0%	100.0%	100.0%
Cost of sales	93.3	93.3	92.8

Gross profit	6.7	6.7	7.2
SG&A	3.6	3.8	3.7
Research and development costs	0.2	0.3	0.3
Amortization of intangible assets	0.2	0.2	0.2
Other charges	0.9	0.1	0.7
Finance costs	0.1	0.1	0.1

Earnings before income tax	1.7	2.2	2.2
Income tax expense (recovery)	(0.1)	0.2	0.3

Net earnings	1.8%	2.0%	1.9%

Revenue:

        Revenue of $5.6 billion for 2014 decreased 3% from 2013. Compared to 2013, revenue dollars in 2014 from our communications end market decreased 7%, revenue dollars from our server end market decreased 25%, revenue dollars from our consumer end market decreased 29%, revenue dollars from our diversified end market increased 7%, and revenue dollars from our storage end market increased 26%, primarily due to the factors discussed in "Summary of 2014" above and the discussions below. Communications and diversified continued to be our largest end markets for 2014, representing 40% and 28%, respectively, of total revenue for the year.

        Revenue of $5.8 billion for 2013 decreased 11% from $6.5 billion for 2012, primarily due to our disengagement from BlackBerry in 2012. Compared to 2012, revenue dollars from our consumer end market decreased 68%, revenue dollars from our server end market decreased 27%, revenue dollars from our diversified end market increased 11%, revenue dollars from our communications end market increased 8%, and revenue dollars from our storage end market increased 1%, primarily due to the factors discussed in "Summary of 2013" above and the discussions below. Communications and diversified were our largest end markets for 2013, representing 42% and 25%, respectively, of total revenue.

        The following table shows revenue from the end markets we serve as a percentage of total revenue for the years indicated:

	2012	2013	2014
Communications	35%	42%	40%
Consumer	18%	6%	5%
Diversified	20%	25%	28%
Servers	15%	13%	9%
Storage	12%	14%	18%
Revenue (in billions)	$6.51	$5.80	$5.63

        Our product and service volumes, revenue and operating results vary from period-to-period depending on various factors, including the success in the marketplace of our customers' products, changes in demand from our customers for the products we manufacture, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the transfer of programs among our sites at our customers' request, the costs, terms, timing and rate at which new programs are ramped, and the impact of seasonality on various end markets. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers' transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period to period. See "Overview" above.

        In the past we have experienced, and may in the future experience, some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

        The significant decrease in revenue from our consumer end market attributable to our disengagement from BlackBerry in 2012 resulted in proportionately higher percentages of total revenue for all of our other end markets (prior to the impact of other factors) in 2013 and 2014 compared to their respective revenue percentages in 2012.

        Our communications end market represented 40% of total revenue for 2014 compared to 42% of total revenue for 2013 and 35% of total revenue for 2012. Revenue dollars from this end market in 2014 decreased 7% compared to 2013, primarily due to weaker demand from certain customers and program completions during 2014. Revenue dollars from this end market for 2013 increased 8% compared to 2012, primarily due to new program wins and, to a lesser extent, stronger demand from a number of our customers.

        Our diversified end market represented 28% of total revenue for 2014, up from 25% of total revenue for 2013 and 20% of total revenue for 2012. Revenue dollars from our diversified end market increased 7% in 2014 compared to 2013, primarily driven by new program wins in our industrial and semiconductor businesses, offset in part by demand weakness in our solar business. Revenue dollars from our diversified end market for 2013 increased 11% compared to 2012, primarily due to new program wins and acquisitions. While our diversified end market experienced year-over-year growth, our results in this end market were below our expectations for the year, primarily due to the results of our semiconductor business, as discussed in the "Overview" above.

        Our storage end market represented 18% of total revenue for 2014, up from 14% of total revenue for 2013 and 12% of total revenue for 2012. Revenue dollars from our storage end market increased 26% in 2014 compared to 2013, primarily due to new programs we launched in 2014, in part driven by our JDM offering. Revenue dollars from our storage end market for 2013 increased 1% compared to 2012, primarily driven by new program wins, partially offset by weaker demand from one customer.

        Our server end market represented 9% of total revenue for 2014, compared to 13% of total revenue for 2013 and 15% of total revenue for 2012. In 2014, revenue dollars from our server end market decreased 25% and 45%, respectively, compared to 2013 and 2012, primarily as a result of the insourcing of a lower-margin server program by one of our existing customers and overall weaker demand in this end market. The customer's insourcing of this lower margin program was completed in the third quarter of 2013.

        Our consumer end market represented 5% of total revenue for 2014, down from 6% of total revenue for 2013 and 18% of total revenue for 2012. Revenue dollars from our consumer end market decreased 29% in 2014 compared to 2013, primarily due to program completions in 2013 and 2014, as we continued to de-emphasize the lower margin business in our consumer portfolio. Revenue dollars from our consumer end market for 2013 decreased 68% compared to 2012, primarily as a result of our disengagement from BlackBerry in 2012. Our revenue from BlackBerry represented 12% of total revenue for 2012.

        For 2014, we had three customers (Cisco Systems, IBM and Juniper Networks) that individually represented more than 10% of total revenue (2013 — two customers (Cisco Systems and Juniper Networks); 2012 — two customers (BlackBerry and Cisco Systems)).

        Whether any of our customers individually accounts for more than 10% of our total revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers' products, the extent and timing of new program wins, follow-on business, program completions or losses, the phasing in or out of programs, the relative growth rate or decline of our business with our various customers, price competition and changes in our customers' supplier base or supply chain strategies, and the impact of seasonality on our business.

        In the aggregate, our top 10 customers represented 65% of total revenue for 2014 (2013 — 65%; 2012 — 67%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

        In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

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

Gross profit:

        The following table is a breakdown of gross profit and gross margin (gross profit as a percentage of total revenue) for the years indicated:

	Year ended December 31
	2012	2013	2014
Gross profit (in millions)	$438.4	$389.5	$405.4
Gross margin	6.7%	6.7%	7.2%

        Despite the revenue decrease in 2014, gross profit for 2014 increased 4% compared to 2013. Gross margin for 2014 also increased to 7.2%, compared to 6.7% for 2013. These increases were primarily driven by our continued focus on cost containment, as well as a favorable program mix, resulting in part from our continued de-emphasis of the lower margin portion of our server and consumer businesses.

        Gross profit for 2013 decreased 11% from 2012, in line with the revenue decrease in 2013. Gross margin was 6.7% for both 2012 and 2013 despite the 11% revenue decrease in 2013 due to improved program mix and our continued focus on cost containment in 2013.

        In general, in addition to fluctuations in revenue, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressure; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

        Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to our team incentive plans available to eligible employees, sales incentive plans and stock-based compensation, such as stock options, PSUs and RSUs. See "Stock-based compensation" below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

        SG&A for 2014 decreased 5% to $210.3 million (3.7% of total revenue) compared to $222.3 million (3.8% of total revenue) for 2013, primarily reflecting overall spending reductions in 2014, mostly due to savings in compensation and related expenses as a result of headcount reductions attributable to our previous restructuring actions.

        SG&A for 2013 of $222.3 million (3.8% of total revenue) decreased 6% compared to $237.0 million (3.6% of total revenue) for 2012. The decrease in SG&A dollars reflected our overall spending reductions, offset in part by higher variable compensation expenses in 2013. The increase in SG&A as a percentage of revenue in 2013 compared to 2012 reflected the lower revenue levels in 2013.

Stock-based compensation:

        Our employee stock-based compensation expense, which excludes DSU expense, varies each period, and includes mark-to-market adjustments for any awards we settle in cash and any plan amendments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. See the table in the section captioned "Non-IFRS Measures" below for the respective amounts of employee stock-based compensation expense recorded in each of cost of sales and SG&A for 2014 and 2013. In 2012, we recorded $13.4 million and $22.2 million of employee stock-based compensation expense in cost of sales and SG&A, respectively.

	Year ended December 31
	2012	2013	2014
Employee stock-based compensation (in millions)	$35.6	$29.2	$28.4

        Our employee stock-based compensation expense for 2014 was relatively flat compared to 2013.

        Our employee stock-based compensation expense for 2013 decreased $6.4 million compared to 2012, primarily due to an adjustment recorded in 2012 to reflect the estimated level of achievement related to our performance-based compensation.

        We elected to cash-settle certain RSUs vesting in the fourth quarter of 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB. We account for cash-settled awards as liabilities and we re-measure these based on the closing price of our subordinate voting shares at each reporting date and at the settlement date, with a corresponding charge or recovery to compensation expense. The mark-to-market adjustment on these cash-settled awards was $0.2 million for 2012. When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4 million in 2012, representing the fair value of these awards, from contributed surplus to accrued liabilities. We did not cash-settle any vested share unit awards in 2013 or in 2014. As management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or by issuing subordinate voting shares from treasury, we have accounted for these share unit awards as equity-settled awards. See "Cash requirements" below.

        In 2014, we also recorded DSU expense of $1.9 million (2013 — $1.9 million; 2012 — $1.9 million).

Other charges (recoveries):

  (i)
  We have recorded the following restructuring charges (recoveries) for the years indicated (in millions):

	Year ended December 31
	2012	2013	2014
Restructuring charges (recoveries)	$44.0	$28.0	$(2.1)

        Due to our disengagement from BlackBerry in 2012 and in response to a challenging demand environment, we implemented restructuring actions throughout our global network in 2012 and 2013 intended to streamline and simplify our business and to reduce our overall cost structure and improve margin performance. During 2012, we recorded cash restructuring charges primarily related to employee termination costs throughout our global network, including those related to our BlackBerry operations, and we recorded non-cash restructuring charges primarily to write down the BlackBerry-related equipment to recoverable amounts. The restructuring charges we recorded in 2013 were primarily cash charges related to employee termination costs throughout our global network. At December 31, 2014, our remaining restructuring provision was $1.9 million (December 31, 2013 — $18.0 million) comprised primarily of contractual lease obligations related to operations we intend to close. In 2014, we recorded a net reversal of $2.1 million primarily to adjust for lower than estimated payouts related to this lease. All cash outlays have been, and the balance is expected to be, funded from cash on hand.

        We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the marketplace and/or our exit from less profitable, non-core or non-strategic operations. An increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, or requests to transfer their programs among our sites, may also result in our taking future restructuring actions.

  (ii)
  We have recorded the following impairment charges for the years indicated (in millions):

	Year ended December 31
	2012	2013	2014
Asset impairment	$17.7	$—	$40.8

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. Prior to our 2014 annual impairment assessment, we did not identify any triggering event during the course of 2014 that would indicate the carrying amount of our assets and CGUs may not be recoverable. For our 2014 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we used cash flow projections which were based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plan for the following year is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of each year, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for the following year was approved by management and presented to our Board of Directors in December 2014. See note 15(b) to our 2014 audited consolidated financial statements.

        Upon completion of our 2014 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we determined that the recoverable amount of our assets and CGUs, other than that of our semiconductor CGU, exceeded their respective carrying values and no impairment exists for such assets and CGUs as of December 31, 2014. Our semiconductor CGU, which arose from our 2011 Brooks acquisition and our 2012 D&H acquisition, has underperformed due to factors including: overall demand weakness in the semiconductor industry in recent years, the cost of investments we have made, operational challenges, and the cost, terms and timing of ramping new programs. In addition, in 2014, this CGU incurred higher than expected losses, primarily due to lower than anticipated customer demand for the year, challenges associated with the ramping of new sites and programs, as well as operational inefficiencies and commercial challenges associated with a particular customer. We continue to work with this customer to resolve these issues. Primarily as a result of management's assessment of the negative impact of these factors on the timing and level of previously assumed future revenue growth of, and profitability improvements to, this CGU, we reduced our long-term cash flow projections for this CGU in the fourth quarter of 2014, and recorded a non-cash impairment charge of $40.8 million against the goodwill of our semiconductor CGU in such period, reducing its balance from $60.3 million to $19.5 million.

        In 2013, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

        In the second quarter of 2012, we tested the carrying amounts of the CGUs that were impacted by the wind down of our manufacturing services for BlackBerry in Mexico, Romania and Malaysia. We recorded an impairment loss on the BlackBerry-related assets that were available for sale in restructuring charges (see paragraph (i) above). We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

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

        We determined the recoverable amount of our CGUs based on their expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values. For our 2014 annual impairment assessment, we used cash flow projections ranging from 2 years to 9 years (2013 — 3 to 10 years; 2012 — 2 to 7 years) for our CGUs, in line with the remaining useful lives of the CGUs' primary assets. We generally used our weighted-average cost of capital of approximately 10% (2013 — approximately 12%; 2012 — approximately 13%) to discount our cash flows. For our semiconductor CGU, which is subject to heightened risk and volatilities (as a result of the factors discussed above), we applied a discount rate of 17% to our cash flow projections for this CGU (2013 — 17%; 2012 — 20%) to reflect management's assessment of increased risk inherent in these cash flows. We had reduced the discount rate for our semiconductor cash flow projections for 2013 to 17% compared to 20% for 2012 to reflect a perceived reduction in risk inherent in our semiconductor cash flows as a result of new business awarded in 2013. Despite the 2% decrease in our overall weighted-average cost of capital in 2014 compared to 2013, and new business awarded to this CGU in 2014, we maintained its 17% discount rate for our 2014 annual analysis in recognition of the challenges faced by this CGU during the year.

        For purposes of our 2014 impairment assessment, we assumed growth for our semiconductor CGU in 2015 and future years at an average compound annual growth rate of 10% over a 9-year period, representing the remaining life of the CGU's most significant customer contract. This growth rate is supported by the level of new business awarded in 2014 and 2013, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this CGU over the projection period will be slightly lower than our overall margin performance in 2014, as we continue to ramp new business and leverage our capital investments. To account for the impact of the negative factors described above, compared with our 2013 annual impairment assessment, these assumptions represent a reduction in both our projected revenue growth and the level of financial improvements previously assumed for this CGU. In addition, for our 2014 assessment, we delayed the anticipated timing (within the 9-year projection term) of the achievement of such growth and improvements. The foregoing resulted in an overall reduction in the future cash flows projected for our semiconductor CGU, and the goodwill impairment we recorded in the fourth quarter of 2014 described above.

        Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of this CGU could result in additional impairment losses in this CGU in a future period.

        As part of our annual impairment assessment, we perform sensitivity analyses to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. Based on our sensitivity analyses, an additional impairment loss of approximately $10 million would arise for our semiconductor CGU if, over the 9-year projection period, we (i) reduced its assumed average compound annual growth rate by 120 basis points; (ii) reduced its projected profitability, as a percentage of revenue, by 50 basis points; or (iii) if we increased its discount rate to 22.8%, in each case considered separately. We did not identify any key assumptions where a reasonably possible change would result in material impairments to our other CGUs.

        (iii) In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 million in other comprehensive income that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 million which we recorded in other charges in the same period in our consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8 million, and the value of our pension liabilities by $143.4 million as of the date of the annuity purchase.

        (iv) In 2014, we recorded net recoveries of $8.0 million, consisting primarily of the recoveries of damages we received in connection with the settlement of certain class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. In July 2013, we received similar recoveries of damages in the amount of $24.0 million. During 2012, we released a provision of $3.2 million representing the estimated fair value of contingent consideration related to a prior acquisition, as such consideration was not earned. In 2012, we also recorded transaction costs of $0.9 million related to our acquisition of D&H.

Income taxes:

        We had a net income tax expense of $16.4 million on earnings before tax of $124.6 million for 2014, compared to an income tax expense of $12.7 million on earnings before tax of $130.7 million for 2013 and an income tax recovery of $5.8 million on earnings before tax of $111.9 million for 2012.

        Current income taxes for 2014 consisted primarily of tax expense recorded in jurisdictions with current taxes payable, offset in part by an income tax benefit of $14.1 million relating to the recognition of previously unrecognized tax incentives in Malaysia (discussed below) in the first quarter of 2014. Deferred income taxes for 2014 consisted primarily of net deferred income tax expense for changes in temporary differences in various jurisdictions. In 2014, we completed an internal loan reorganization whereby certain inter-company loans were forgiven. There was no net impact to our consolidated deferred tax provisions related to this internal loan reorganization. There was no tax impact associated with the $40.8 million non-cash goodwill impairment charge we recorded in the fourth quarter of 2014 (discussed above).

        Current income taxes for 2013 consisted primarily of tax expense recorded in jurisdictions with current taxes payable and changes to our net provisions related to tax uncertainties. Deferred income taxes for 2013 consisted primarily of net deferred income tax recoveries for changes in temporary differences in various jurisdictions.

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

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities which expire between 2015 and 2026 (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. Our Malaysian income tax incentives expired as of the end of 2014, including the incentive discussed below. If we are unable to obtain new Malaysian income tax incentives the periods effective as of January 1, 2015 (which are currently being negotiated), our Malaysian income tax expense may be significantly higher commencing January 1, 2015. Had we not been entitled to the Malaysian tax incentives in 2014, we estimate that our consolidated tax expense would have increased by approximately $5 million for such year.

        During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 million in the first quarter of 2014 relating to years 2010 through 2013.

        In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods.

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant impact on our future earnings and future cash flows.

        Certain of our subsidiaries provide financing or products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's-length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $17 million to $22 million at year-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $35 million at year-end exchange rates).

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $32 million Canadian dollars (approximately $28 million at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 million at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 25 million Brazilian reais (approximately $10 million at year-end exchange rates).

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

Acquisitions:

        We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expect.

        We did not complete any acquisitions in 2014 or 2013.

        In September 2012, we completed the acquisition of D&H, a manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to semiconductor capital equipment manufacturers. We financed the purchase price of $71.0 million, net of cash acquired, from cash on hand. The amount of goodwill arising from the acquisition was $26.4 million (none of which was deductible for tax purposes) and the amount of amortizable customer intangible assets was $24.0 million. We expensed acquisition-related transaction costs of $0.9 million in 2012 in other charges. This acquisition did not have a significant impact on our consolidated results of operations for 2012.

        As a result of our 2014 annual impairment assessment conducted in the fourth quarter of 2014, we recorded a non-cash impairment charge of $40.8 million against the goodwill of our semiconductor CGU (which arose from the D&H acquisition described above and our 2011 Brooks acquisition). See "Other charges (recoveries)" above.

Liquidity and Capital Resources

Liquidity

        The following tables show key liquidity metrics for the years indicated (in millions):

	December 31
	2012	2013	2014
Cash and cash equivalents	$550.5	$544.3	$565.0

	Year ended December 31
	2012	2013	2014
Cash provided by operating activities	$312.4	$149.4	$241.5
Cash used in investing activities	(168.0)	(48.6)	(59.9)
Cash used in financing activities	(252.8)	(107.0)	(160.9)
Changes in non-cash working capital items (included with operating activities above):
A/R	$116.7	$46.4	$(39.4)
Inventories	147.3	(71.5)	98.2
Other current assets	6.7	3.6	(18.9)
A/P, accrued and other current liabilities and provisions	(193.1)	(47.5)	(31.6)

Working capital changes	$77.6	$(69.0)	$8.3

Cash provided by operating activities:

        In 2014, we generated $241.5 million in cash from operating activities compared to $149.4 million in 2013. Compared to 2013, cash from operating activities for 2014 increased primarily due to favorable changes in working capital, reflecting reduced inventory levels in 2014, offset in part by an unfavorable change in A/R levels due to the timing of revenue later in the fourth quarter of 2014 and changes in customer mix.

        Our non-IFRS free cash flow for 2014 increased $79.3 million compared to 2013. The increase was primarily due to the improvement in cash generated from operations (discussed above). See the section captioned "Non-IFRS Measures" below for a discussion of, among other items, the definition and components of non-IFRS free cash flow, as well as a reconciliation of this measure to cash provided by operating activities measured under IFRS.

        Cash provided by operating activities for 2013 decreased $163.0 million to $149.4 million from $312.4 million for 2012. The decrease was primarily due to unfavorable changes to our working capital components in 2013 compared to 2012. Compared to 2012, the change in A/R reflected primarily changes in our customer mix with different payment terms, the change in A/P, accrued and other current liabilities and provisions was primarily driven by the timing of purchases and payments, and the change in inventories reflected increased inventory levels required primarily to support customer program transitions in 2013 and, to a lesser extent, increased customer forecast variability. Cash generated from operations for 2012 benefited in part, by our disengagement from BlackBerry in 2012, which contributed to lower A/R and inventory balances at the end of 2012. The change in A/R in 2012 also benefited from the shortened payment terms of one of our significant customers.

Cash used in investing activities:

        Our capital expenditures for 2014 were $61.3 million (2013 — $52.8 million; 2012 — $105.9 million). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We spent approximately $30 million in 2012 related to a building we acquired in Malaysia. We funded these capital expenditures from cash on hand. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

        In September 2012, we completed the D&H acquisition. The purchase price of $71.0 million, net of cash acquired, was financed from cash on hand.

Cash used in financing activities:

        During 2014, pursuant to the 2013 NCIB and the 2014 NCIB, we paid an aggregate of $90.6 million (including transaction fees) to repurchase and cancel a total of 8.5 million subordinate voting shares at a weighted average price of $10.72 per share. Details of each such NCIB are described in note 12 to our 2014 audited consolidated financial statements. In December 2014, the TSX accepted our notice to amend the 2014 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $50.0 million to a broker in December 2014 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR's completion. We completed this PSR on January 28, 2015 pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share.

        During 2013, we paid $43.6 million (including transaction fees) to repurchase and cancel 4.1 million subordinate voting shares under the 2013 NCIB, at a weighted average price of $10.70 per share.

        During 2012, we paid $113.8 million (including transaction fees) to repurchase and cancel 13.3 million subordinate voting shares under the 2012 NCIB, and we also paid $175.0 million to repurchase and cancel 22.4 million subordinate voting shares under the SIB.

        During 2014, we paid $23.9 million (including transaction fees) for a trustee's purchase of 2.2 million subordinate voting shares in the open market (outside of any NCIB period) for our stock-based compensation plans. During 2013, we paid $12.8 million (2012 — $21.7 million), including transaction fees, for the trustee's purchase of 1.3 million (2012 — 2.6 million) subordinate voting shares in the open market for the same purpose.

        At December 31, 2012, we had $55.0 million outstanding under our revolving credit facility that we had borrowed to fund a portion of the SIB (discussed above), which we repaid in full during the first half of 2013. At December 31, 2014, there were no amounts outstanding under our revolving credit facility (December 31, 2013 — no amounts outstanding).

Cash requirements:

        We maintain a revolving credit facility, uncommitted bank overdraft facilities, and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R through our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under this program. See "Capital Resources" below.

        We had $565.0 million in cash and cash equivalents at December 31, 2014 (December 31, 2013 — $544.3 million). We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders' positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of any such securities would be subject to market conditions at the time of issuance.

        As at December 31, 2014, a significant portion of our cash and cash equivalents was held by subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada can be repatriated, a significant portion may be subject to withholding taxes under current tax laws. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), these restrictions have not had a material impact on our ability to meet our cash obligations. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain subsidiaries related to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (December 31, 2014 and 2013 — approximately $310 million of cash and cash equivalents).

Tabular disclosure of contractual obligations:

        As at December 31, 2014, we have known contractual obligations that require future payments as follows (in millions):

	Total(i)	2015	2016	2017	2018	2019	Thereafter
Operating leases	$69.7	$24.4	$15.5	$11.7	$8.3	$4.1	$5.7
Pension plan contributions(ii)	23.4	23.4	—	—	—	—	—
Non-pension post-employment plan payments	34.0	2.5	3.1	2.9	2.9	3.8	18.8
Program transfer purchase obligations(iii)	34.0	34.0	—	—	—	—	—
Total	$161.1	$84.3	$18.6	$14.6	$11.2	$7.9	$24.5

(i)
The contractual obligations chart above does not include our agreement with a third party for the outsourcing of our IT support. Our costs under this IT support agreement have fluctuated in the range of $14 million to $17 million annually during the past three years based on our usage, and cannot be accurately estimated for future periods.

(ii)
Based on our latest actuarial valuations, we estimate our minimum funding requirement for 2015 to be $23.4 million (2014 — $25.8 million; 2013 — $18.4 million). See further details in note 18 to our 2014 audited consolidated financial statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks and uncertainties associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

(iii)
Represents the expected amount of inventory we have committed to purchase in relation to a program transfer scheduled for the first half of 2015 (see discussion below).

        As at December 31, 2014, we have commitments that expire as follows (in millions):

	Total	2015	2016	2017	2018	2019	Thereafter
Foreign currency contracts(i)	$818.6	$781.3	$37.3	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	38.5	34.2	2.0	0.2	0.1	—	2.0
Capital expenditures(iii)	25.6	25.6	—	—	—	—	—
Total	$882.7	$841.1	$39.3	$0.2	$0.1	$—	$2.0

(i)
Represents the aggregate notional amounts of the forward currency contracts.

(ii)
Includes $28.5 million in letters of credit that we issued under our revolving credit facility.

(iii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2015 to be approximately 1.0% to 1.5% of revenue, and expect to fund these expenditures from cash on hand. As at December 31, 2014, we had committed $25.6 million in capital expenditures, principally for machinery and equipment to support new customer programs. In addition, based on the tax incentives we have benefited from as at December 31, 2014, we have met the expenditure commitments as at that date and have other ongoing conditions for retaining these tax incentives which we currently expect to meet.

        Cash outlays for our contractual obligations and commitments identified above are expected to be funded from cash on hand. We also have outstanding purchase orders with certain suppliers for the general purchase of inventory (which are excluded from the tables above). These purchase orders are generally short-term in nature. Orders for standard items can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. We cannot quantify with a reasonable degree of accuracy the amount of our liability from purchase obligations under these purchase orders. From time-to-time, we agree to purchase significant amounts of inventory as part of program wins transitioning from a customer or a competitor (as noted under "Program transfer purchase obligations" in the contractual obligations table above).

        We have granted share unit awards to employees under our stock-based compensation plans. Although we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash, we expect to satisfy these awards with subordinate voting shares purchased in the open market. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits.

        We have funded, and expect to continue to fund, our share repurchases under our NCIBs from cash on hand.

        We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court's February 21 order. Defendants opposed plaintiffs' renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District

Court also denied the majority of plaintiffs' motion for partial summary judgment, but granted plaintiffs' motion on market efficiency. The District Court also granted plaintiffs' renewed class certification motion and certified plaintiffs' revised class. A trial date has been set for April 20, 2015. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case. It is anticipated that the settlement amount will be covered by our liability insurance. However, as the settlement has not yet been finalized, and is in any event subject to approval by the District Court, there can be no assurance that the settlement will be entered into at all, that any actual settlement or other disposition of the lawsuit will not be in excess of amounts accrued or on terms less favorable to us than the agreement in principle, or that the actual settlement or other disposition of the lawsuit will not have a material adverse impact on our financial position or liquidity. If a settlement is not achieved on terms acceptable to us, we intend to continue to vigorously defend this lawsuit.

        Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the agreement in principle discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015, and the decision is under reserve. A possible outcome of the Supreme Court appeal would be that the Canadian case is dismissed in its entirety. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica's inventory and revenue and that Celestica's financial statements did not comply with Canadian GAAP. The court also denied certification of the plaintiffs' common law claims. The action is at the discovery stage and, depending on the outcome of the Supreme Court appeal, the discoveries may resume. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If the Supreme Court appeal does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

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

        At December 31, 2014, we had cash and cash equivalents of $565.0 million (December 31, 2013 — $544.3 million), of which approximately 70% was cash and 30% consisted of cash equivalents. At December 31, 2014, more than 90% of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Canadian dollars and Chinese renminbi. Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. A default by the U.S. government on such securities could have a material adverse effect on our results of operations and financial condition.

        The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2014 a Standard and Poor's short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

        Our $400.0 million revolving credit facility was scheduled to mature in January 2015. This facility included an accordion feature that would have allowed us to increase the credit limit under this facility by an additional $50.0 million upon satisfaction of certain terms and conditions. In October 2014, we amended this facility under generally similar terms and conditions, extending its maturity to October 2018. Based on a review of our overall requirements, the credit limit of the amended facility was reduced to $300.0 million, with an accordion feature that allows us to increase this limit by an additional $150.0 million upon satisfaction of certain terms and conditions. The facility includes a $25.0 million swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. Borrowings under this facility bear interest for the period of the draw at LIBOR, Prime or Federal Funds rate plus a margin. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). We are required to comply with certain restrictive covenants in respect of the facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. At December 31, 2014, there were no amounts outstanding under this facility (December 31, 2013 — no amounts outstanding), and we were in compliance with all applicable restrictive and financial covenants thereunder.

        At December 31, 2014, we had $28.5 million (December 31, 2013 — $29.7 million) outstanding in letters of credit under our revolving credit facility. We also arrange letters of credit and surety bonds outside of our revolving credit facility. At December 31, 2014, we had $10.0 million (December 31, 2013 — $10.8 million) of such letters of credit and surety bonds outstanding.

        We also have a total of $70.0 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2014 or December 31, 2013.

        In November 2012, we amended our existing accounts receivable sales agreement to sell up to $375.0 million at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks to, among other things, amend the obligor limits thereunder. In November 2013, we further amended the agreement to reduce its overall capacity to $250.0 million based upon our annual review of our requirements under this agreement. In November 2014, we again amended this agreement at the same capacity and added a third bank. Each of these banks had a Standard and Poor's short-term rating of A-1 and a long-term rating of A or above at December 31, 2014. The term of this agreement has been extended through the foregoing amendments for additional one-year periods (and is currently extendable to November 2016 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2014, we had sold $50.0 million (December 31, 2013 — $50.0 million) of A/R under this facility. Since our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program.

        The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

        Standard and Poor's assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, inasmuch as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At December 31, 2014, our Standard and Poor's corporate credit rating was BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

        Our strategy on capital risk management has not changed significantly since the end of 2013. Other than the restrictive and financial covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

        Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that primarily hold U.S. government securities.

        The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

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

        At December 31, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss) (in millions)
Canadian dollar	$293.3	$0.88	14	$(6.7)
Thai baht	129.5	0.03	15	(1.1)
Malaysian ringgit	84.4	0.30	15	(5.1)
Mexican peso	32.2	0.07	14	(2.2)
British pound	98.3	1.59	4	1.7
Chinese renminbi	98.9	0.16	12	(0.1)
Euro	34.9	1.24	4	0.6
Romanian leu	15.8	0.29	12	(1.1)
Singapore dollar	25.3	0.79	12	(1.0)
Other	6.0	—	4	—

Total	$818.6			$(15.0)

        These contracts, which generally extend for periods of up to 15 months, will expire by the end of the first quarter of 2016. The fair value of the outstanding contracts at December 31, 2014 was a net unrealized loss of $15.0 million (December 31, 2013 — net unrealized loss of $17.3 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

        We are exposed to a variety of market risks associated with financial instruments and otherwise.

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

        Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR, Prime or Federal Funds rate plus a margin. Our borrowings under this facility expose us to interest rate risk due to fluctuations in these rates.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had at December 31, 2014 a Standard and Poor's rating of A-1 or above. Each financial institution with which we have our A/R sales program had a Standard and Poor's short-term rating of A-1 and a long-term rating of A or above at December 31, 2014. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan (discussed above) had a A.M. Best or Standard and Poor's long-term rating of A or above at December 31, 2014. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

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

Related Party Transactions

        Onex Corporation (Onex) owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        We had manufacturing and services agreements with certain companies related to or under the control of Onex or Gerald Schwartz in 2012 and 2013. During 2013, we recorded revenue of $10.8 million from two such related companies. At December 31, 2013, we had no amounts due from either of these related companies. During 2012, we recorded revenue of $38.0 million from one such related company. At December 31, 2012, we had $6.5 million due from this related company (which was paid in accordance with the contractual terms). All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

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

Outstanding Share Data

        As of February 11, 2015, we had 151,507,998 outstanding subordinate voting shares and 18,946,368 outstanding multiple voting shares. As of such date, we also had 3,094,408 outstanding stock options, 3,774,838 outstanding RSUs, 6,508,988 outstanding PSUs (based on a maximum potential payout), and 1,129,364 outstanding DSUs, each such option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

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

        Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

        We did not identify any change in our internal control over financial reporting in connection with our evaluation, as required by paragraph (d) of U.S. Exchange Act Rule 13a-15 or 15d-15, that occurred during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2014. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2014. This report appears on page F-2 of such Annual Report.

        Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2013				2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,372.4	$1,495.1	$1,491.9	$1,436.7	$1,312.4	$1,471.5	$1,423.1	$1,424.3
Gross profit %	6.3%	6.4%	6.9%	7.2%	6.9%	7.1%	7.4%	7.3%
Net earnings (loss)	$10.5	$28.0	$57.4	$22.1	$37.3	$40.9	$34.4	$(4.4)
Weighted average # of basic shares	183.4	184.2	184.0	182.0	180.8	179.6	177.5	175.6
Weighted average # of diluted shares	185.0	185.9	186.4	184.5	182.6	182.0	179.6	175.6
# of shares outstanding	184.0	184.3	182.9	181.0	180.5	178.8	176.7	174.6
Net earnings (loss) per share:
basic	$0.06	$0.15	$0.31	$0.12	$0.21	$0.23	$0.19	$(0.03)
diluted	$0.06	$0.15	$0.31	$0.12	$0.20	$0.22	$0.19	$(0.03)

Comparability quarter-to-quarter:

        The quarterly data reflects the following: the fourth quarters of 2013 and 2014 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters of 2013 were impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Fourth quarter 2014 compared to fourth quarter 2013:

        Revenue for the fourth quarter of 2014 was relatively flat compared to the same period in 2013. Compared to revenue from our end markets in the fourth quarter of 2013, revenue dollars from our server and communications end markets decreased 9% and 5%, respectively, primarily due to overall demand weakness in these end markets; and revenue dollars from our consumer end market decreased 47% primarily due to program completions, as we continued to de-emphasize the lower margin portion of our consumer portfolio. These decreases were offset in part by a 33% increase in our storage end market as compared to the fourth quarter of 2013, which was primarily driven by new programs across a number of customers. Compared to the same period in 2013, revenue dollars from our diversified end market remained relatively flat in the fourth quarter of 2014. Gross profit and gross margin both remained relatively flat compared to the same period in 2013. We generated a net loss of $4.4 million in the fourth quarter of 2014 compared to net earnings of $22.1 million in the fourth quarter of 2013, primarily driven by a $19.9 million increase in other charges in the fourth quarter of 2014 (reflecting a $40.8 million non-cash goodwill impairment charge in the fourth quarter of 2014, partially offset by lower restructuring charges) compared to the same period in 2013, and income tax recoveries of $8.0 million we recorded in the fourth quarter of 2013 that arose from net changes to our provisions for certain tax uncertainties.

Fourth quarter 2014 compared to third quarter 2014:

        Revenue for the fourth quarter of 2014 was relatively flat compared to the third quarter of 2014. Compared to the previous quarter, revenue dollars from our diversified end market decreased 9% sequentially, primarily due to demand softness in this end market; and revenue dollars from our consumer end market decreased 27% sequentially, primarily due to program completions as we continued to de-emphasize the lower margin business in our consumer portfolio. For the fourth quarter of 2014, revenue dollars from our storage and server end markets increased sequentially by 20% and 7%, respectively, primarily due to stronger than expected demand; and revenue dollars from our communications end market were relatively flat compared to the previous quarter. Gross margin for the fourth quarter of 2014 of 7.3% decreased from 7.4% for the third quarter of 2014, primarily driven by a net credit of $2.5 million we recorded in the previous quarter related to our warranty provisions. Net loss for the fourth quarter of 2014 of $4.4 million was $38.8 million lower compared to the net earnings of $34.4 million for the previous quarter, reflecting primarily the $40.8 million non-cash goodwill impairment charge we recorded in the fourth quarter of 2014 pursuant to our annual impairment assessment.

Fourth quarter 2014 actual compared to guidance:

        IFRS net loss per share for the fourth quarter of 2014 was $0.03, and included a non-cash goodwill impairment charge of $0.23 per share related to our semiconductor business. IFRS net loss for the fourth quarter of 2014 also included an aggregate charge of $0.04 (pre-tax) per share comprised of employee stock-based compensation expense and amortization of intangible assets (excluding computer software), which is within the guidance we provided on October 21, 2014 of an aggregate charge of between $0.03 and $0.07 for these items.

        On October 21, 2014, we provided the following guidance for the fourth quarter of 2014:

	Q4 2014
	Guidance	Actual
IFRS revenue (in billions)	$1.375 to $1.475	$1.424
Non-IFRS adjusted net earnings per share (diluted)	$0.21 to $0.27	$0.23

        For the fourth quarter of 2014, revenue of $1.42 billion and non-IFRS adjusted net earnings per share of $0.23 were both within the range of our published guidance. Our non-IFRS adjusted EPS of $0.23 for the fourth quarter of 2014 was negatively impacted by an income tax expense of $0.02 per share resulting from foreign exchange fluctuations in the quarter.

        Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe non-IFRS adjusted net earnings per share is an important measure for investors to understand our core operating performance and to compare our operating results with those of our competitors. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

        Management uses adjusted net earnings and the other non-IFRS measures described herein to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

        We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

        In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption "Other Performance Indicators" above), our non-IFRS measures consist of: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, ROIC, and free cash flow. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

        Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

        The economic substance of these exclusions and management's rationale for excluding these from non-IFRS financial measures is provided below:

        Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

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

        Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

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

        Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

        The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2013		2014		2013		2014
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS Revenue	$1,436.7		$1,424.3		$5,796.1		$5,631.3
IFRS gross profit	$103.6	7.2%	$104.5	7.3%	$389.5	6.7%	$405.4	7.2%
Employee stock-based compensation expense	3.1		3.0		12.5		13.4

Non-IFRS adjusted gross profit	$106.7	7.4%	$107.5	7.5%	$402.0	6.9%	$418.8	7.4%

IFRS SG&A	$56.2	3.9%	$52.9	3.7%	$222.3	3.8%	$210.3	3.7%
Employee stock-based compensation expense	(3.5)		(2.9)		(16.7)		(15.0)

Non-IFRS adjusted SG&A	$52.7	3.7%	$50.0	3.5%	$205.6	3.5%	$195.3	3.5%

IFRS earnings before income taxes	$20.8		$5.7		$130.7		$124.6
Finance costs	0.8		1.0		2.9		3.1
Employee stock-based compensation expense	6.6		5.9		29.2		28.4
Amortization of intangible assets (excluding computer software)	1.6		1.5		6.5		6.3
Impairment, restructuring and other charges	17.5		37.4		4.0		37.1

Non-IFRS operating earnings (adjusted EBIAT)(1)	$47.3	3.3%	$51.5	3.6%	$173.3	3.0%	$199.5	3.5%

IFRS net earnings (loss)	$22.1	1.5%	$(4.4)	(0.3)%	$118.0	2.0%	$108.2	1.9%
Employee stock-based compensation expense	6.6		5.9		29.2		28.4
Amortization of intangible assets (excluding computer software)	1.6		1.5		6.5		6.3
Impairment, restructuring and other charges	17.5		37.4		4.0		37.1
Adjustments for taxes(2)	(3.4)		(0.1)		(3.2)		(0.5)

Non-IFRS adjusted net earnings	$44.4		$40.3		$154.5		$179.5

Diluted EPS
Weighted average # of shares (in millions) used for IFRS earnings (loss) per share	184.5		175.6		185.4		180.4
IFRS earnings (loss) per share	$0.12		$(0.03)		$0.64		$0.60
Weighted average # of shares (in millions) used for non-IFRS adjusted earnings per share*	184.5		177.6		185.4		180.4
Non-IFRS adjusted net earnings per share	$0.24		$0.23		$0.83		$1.00
# of shares outstanding at period end (in millions)	181.0		174.6		181.0		174.6
IFRS cash provided by operations	$34.1		$78.0		$149.4		$241.5
Purchase of property, plant and equipment, net of sales proceeds	(9.8)		(15.8)		(48.6)		(59.9)
Finance costs paid	(0.6)		(2.2)		(2.7)		(4.2)

Non-IFRS free cash flow(3)	$23.7		$60.0		$98.1		$177.4

Non-IFRS ROIC %(4)	19.2%		20.8%		17.9%		19.5%

*
Non-IFRS adjusted net earnings per share is calculated by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Because we reported a net loss on an IFRS basis in the fourth quarter of 2014, the calculation of IFRS diluted weighted average shares outstanding for such period excludes 2.0 million shares underlying in-the-money stock-based awards, as the effect of these shares would be anti-dilutive. We included the dilutive effects of these shares in the calculation of the weighted average number of shares outstanding used to calculate non-IFRS adjusted net earnings (per diluted share) for the fourth quarter of 2014, because their effects are dilutive in relation to this measure.

(1)
Management uses non-IFRS adjusted EBIAT as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)
The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that we believe do not impact our core operating performance.

(3)
Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)
Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a five-point average to calculate average non-IFRS net invested capital for the year. There is no comparable measure under IFRS.

        The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended December 31		Year ended December 31
	2013	2014	2013	2014
Non-IFRS operating earnings (adjusted EBIAT)	$47.3	$51.5	$173.3	$199.5
Multiplier	4	4	1	1

Annualized non-IFRS adjusted EBIAT	$189.2	$206.0	$173.3	$199.5

Average non-IFRS net invested capital for the period	$987.8	$990.4	$968.7	$1,021.8
Non-IFRS ROIC %(1)	19.2%	20.8%	17.9%	19.5%

	December 31 2013	March 31 2014	June 30 2014	September 30 2014	December 31 2014
Non-IFRS net invested capital consists of:
Total assets	$2,638.9	$2,590.7	$2,673.3	$2,666.3	$2,583.6
Less: cash	544.3	489.2	519.1	578.2	565.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,109.2	1,035.7	1,077.2	1,071.7	1,054.3

Non-IFRS net invested capital at period end(1)	$985.4	$1,065.8	$1,077.0	$1,016.4	$964.3

	December 31 2012	March 31 2013	June 30 2013	September 30 2013	December 31 2013
Non-IFRS net invested capital consists of:
Total assets	$2,658.8	$2,643.4	$2,705.5	$2,714.4	$2,638.9
Less: cash	550.5	531.3	553.5	546.8	544.3
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,143.9	1,145.7	1,214.8	1,177.5	1,109.2

Non-IFRS net invested capital at period end(1)	$964.4	$966.4	$937.2	$990.1	$985.4

(1)
Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a five-point average to calculate average non-IFRS net invested capital for the year. There is no comparable measure under IFRS.

Recent Accounting Developments:

IAS 32, Financial Instruments — Presentation (revised):

        Effective January 1, 2014, we adopted this amendment issued by the IASB which clarifies the requirements for offsetting financial assets and liabilities. The adoption of this amendment did not have a material impact on our consolidated financial statements.

IFRIC Interpretation 21, Levies:

        Effective January 1, 2014, we adopted this interpretation issued by the IASB which clarifies when the liability for certain levies should be recognized and requires retroactive adoption. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers:

        In May 2014, the IASB issued this standard which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 9, Financial Instruments:

        In July 2014, the IASB issued this standard which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, and allows earlier adoption. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company's risk management activities. We do not intend to adopt this standard early, and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

Research and development, patents and licenses, etc.

        The information required by this item is set forth above in Item 3(A) "Key Information — Selected Financial Data" in footnote 2, and in Item 4(B) "Information on the Company — Business Overview — Research and Technology Development".

Trend Information

        The information required by this item is set forth above in "Overview", "Operating Results," and "Liquidity and Capital Resources", in Item 3(D) "Key Information — Risk Factors", and in Item 4(B) "Information on the Company — Business Overview".

Off-Balance Sheet Arrangements

        Not applicable.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica as of February 11, 2015.

Name	Age	Director Since		Position with Celestica	Residence
William A. Etherington	73	2001	*	Chair of the Board and Director	Ontario, Canada
Daniel P. DiMaggio	64	2010		Director	Georgia, U.S.
Laurette T. Koellner	60	2009		Director	Florida, U.S.
Joseph M. Natale	50	2012		Director	Ontario, Canada
Carol S. Perry	64	2013		Director	Ontario, Canada
Eamon J. Ryan	69	2008		Director	Ontario, Canada
Gerald W. Schwartz	73	1998		Director	Ontario, Canada
Michael M. Wilson	63	2011		Director	Alberta, Canada
Craig H. Muhlhauser	66	2007	**	Director, President and Chief Executive Officer	New Jersey, U.S.

		Officer Since
Darren G. Myers	41	2012	Executive Vice President and Chief Financial Officer	Ontario, Canada
Elizabeth L. DelBianco	55	1998	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
Glen D. McIntosh	53	2011	Executive Vice President, Global Operations and Supply Chain Management	Ontario, Canada
Michael L. Andrade	51	2007	Executive Vice President, Diversified Markets	Ontario, Canada
Michael P. McCaughey	52	2007	Executive Vice President, Communications, Enterprise and Managed Services	Québec, Canada
Arpad Hevizi	43	2014	Senior Vice President and Chief Information Officer	Florida, U.S.

*
Chair of the Board since April 2012

**
Executive officer since 2005

        The following is a brief biography of each of Celestica's directors and executive officers:

        William A. Etherington.    Mr. Etherington is a corporate director. In addition to being the Chair of the Board of Celestica, he is also a director of Onex* and of SS&C Technologies, Inc., each of which is a public corporation, and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

*
Onex holds a 76% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.

        Daniel P. DiMaggio.    Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS"), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc.* and CEVA Logistics. He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

*
Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008.

        Laurette T. Koellner.    Ms. Koellner is a corporate director. She was the Executive Chairman of International Lease Finance Corporation ("ILFC"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG") and the world's largest aircraft lessor from 2012 until its sale to AerCap Holdings NV in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company (an aerospace company), in 2008. Prior to May 2006, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. Ms. Koellner currently serves on the board of directors of Papa John's International, Inc. and The Goodyear Tire & Rubber Company, each a public corporation. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (formerly Sara Lee Corporation), a public corporation, until its sale to Tyson Foods Inc. in 2014, and she previously served on the board of directors of AIG, a public corporation, and was Chair of its Regulatory Compliance Committee. She is also a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. Ms. Koellner holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.

        Joseph M. Natale.    Mr. Natale joined TELUS Corporation (an integrated telecommunication services company), a public company, in 2003, and is currently its President and Chief Executive Officer, a position he has held since May 2014, and a Director. Previously, since May 2010, Mr. Natale served as Executive Vice President and Chief Commercial Officer of TELUS Corporation. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Technology & Telecommunications Chair for United Way Toronto's 2014 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

        Carol S. Perry.    Ms. Perry is a corporate director. She is Chair of the Independent Review Committee of the mutual funds managed by 1832 Asset Management L.P. a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia, and a former Director of Softchoice Corporation, Atomic Energy of Canada Limited and DALSA Corporation. Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a Director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.

        Eamon J. Ryan.    Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc., a publicly traded company. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

        Gerald W. Schwartz.    Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, a public corporation.* Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.

*
Onex holds a 76% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.

        Michael M. Wilson.    Mr. Wilson is a corporate director. Until his retirement in December 2013, he was the President and Chief Executive Officer of Agrium Inc. (an agricultural crop inputs company), a public company, and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation, a public company, and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company, also a public company. Mr. Wilson also currently serves on the board of directors of Air Canada, Finning International Inc. and Suncor Energy Inc. (each a public company), is the Chair of the Calgary Prostate Cancer Centre and previously served on the board of directors of Agrium Inc. He holds a degree in Chemical Engineering from the University of Waterloo.

        Craig H. Muhlhauser.*    Mr. Muhlhauser is President and Chief Executive Officer of the Corporation. Prior to his current position, he was President and Executive Vice President of Worldwide Sales and Business Development. Before joining the Corporation in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, communications, utility, automotive and aerospace and defense sectors. He holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.

*
Mr. Muhlhauser was a director of Intermet Corporation, a privately held company, which filed for bankruptcy in the U.S. in August 2008 and emerged from Chapter 11 protection in September 2009.

        Darren G. Myers.    Mr. Myers is Executive Vice President and Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions. In addition, he has responsibility for implementing a global business service function for the Corporation, with the goal of improving efficiencies across the organization. Mr. Myers also leads Celestica's corporate development organization which focuses on creating value through acquisitions and partnerships. Mr. Myers joined Celestica in 2000 and has held numerous financial roles of increasing responsibility. Mr. Myers left Celestica and joined Bell Canada during the period of 2006-2008, where he was the Vice President of Finance for their Small and Medium Business Division. He re-joined Celestica in 2008 and most recently was the Senior Vice President and Corporate Controller with responsibilities including external reporting, corporate tax, investor relations and all corporate finance and treasury-related matters. Prior to joining Celestica, Mr. Myers held various roles at PricewaterhouseCoopers. Mr. Myers holds a Bachelor of Commerce (Honours) degree from McMaster University and is a Chartered Professional Accountant (Chartered Accountant).

        Elizabeth L. DelBianco.    Ms. DelBianco is Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary. In this role, she oversees human resources, legal, contracts, communications and sustainability. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. In March 2007, Ms. DelBianco assumed the leadership of the global human resources function. In this role, she oversees all human resources policies and practices and leads Celestica's efforts to attract, develop and retain key talent. Her role also includes responsibility for overseeing Celestica's global communications and sustainability organizations. Prior to joining Celestica, Ms. DelBianco was a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

        Glen D. McIntosh.    Mr. McIntosh is Executive Vice President, Global Operations and Supply Chain Management. In this role, he is responsible for the strategy and execution of Celestica's operations and supply chain network across North America, Europe and Asia. Previously, he was Celestica's Senior Vice President, Global Customer Business Unit, with responsibility for the strategy and execution for one of Celestica's largest customer business units. Mr. McIntosh joined Celestica in 1997 and has held roles of increasing responsibility with Celestica business units that supported customers in the enterprise and communications markets. Prior to joining Celestica, he held progressively senior engineering and sales roles with other companies in the technology industry. He holds a Bachelor of Applied Science degree in Mechanical Engineering from the University of Waterloo.

        Michael L. Andrade.    Mr. Andrade is Executive Vice President, Diversified Markets. In this role, he is responsible for the strategy and execution of Celestica's industrial, healthcare, aerospace and defense, energy and semiconductor capital equipment businesses. Previously, he was Senior Vice President, North America Business Development, where he was responsible for leading the company's North American business strategy. He has also held the role of Senior Vice President, Strategic Business Development and Sales Operations. Mr. Andrade joined Celestica from IBM in 1994 as part of Celestica's original management team and has held positions of increasing responsibility with Celestica. He holds a Bachelor of Engineering Science degree from the University of Western Ontario and a Master of Business Administration degree from York University.

        Michael P. McCaughey.    Mr. McCaughey is Executive Vice President, Communications, Enterprise and Managed Services. In this role, he is responsible for the strategic direction of the Corporation's enterprise and communications market segments, and managed services businesses. He also oversees key activities for all customer accounts in the enterprise and communications segments. Prior to his current role, he was the Senior Vice President, Enterprise and Communications Markets, with responsibility for the strategic direction of Celestica's enterprise and communications business. Prior to joining Celestica in June 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Vanier College and studied Electrical Engineering at McGill University.

        Arpad Hevizi.    Mr. Hevizi has been Senior Vice President and Chief Information Officer since September 2014. In this role, he is responsible for aligning Celestica's information technology strategy and its investments in IT tools and processes with Celestica's business goals. Mr. Hevizi joined Celestica in 2009 as Vice President, Advanced Customer Solutions, where he led the efforts to leverage information technology and analytics to help Celestica launch new service offerings. Prior to joining Celestica, Mr. Hevizi held senior roles at KPMG LLP, BearingPoint, and Mahindra Satyam. Over the course of his career, Mr. Hevizi has helped high-technology companies improve supply chain performance, manage operations, implement global enterprise solutions, and develop IT and business strategies for value-added service operations. Mr. Hevizi holds a Master of Science degree in Total Quality Management from the HZ University of Applied Sciences in the Netherlands, and a Bachelor of Business Administration degree from the Budapest Business School.

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

B.    Compensation

Director Compensation

        Director compensation is set by the Board of Directors of the Corporation (the "Board") on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Watson Inc. (the "Compensation Consultant") to provide market comparison information in this regard (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). The director compensation guidelines and principles also contemplate that a portion of each director's compensation be paid in SVS on a deferred basis in the form of DSUs. The Compensation Committee anticipates conducting a competitive review of director compensation in 2015.

  2014 Fees

        The following table sets out the annual retainers and Board and standing committee meeting fees payable in 2014 to the Corporation's directors, other than Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 12. In addition, the Corporation's directors may receive further retainers and meeting fees for participation on ad hoc committees of the Board (e.g., the CEO Search Committee).

Table 1: Retainers and Meeting Fees for 2014

Annual Retainer for Chair of the Board(1)	$130,000
Annual Board Retainer (for directors other than the Chair)	$65,000
Annual Retainer for Audit Committee Chair	$20,000
Annual Retainer for Compensation Committee Chair	$15,000
Board and Committee Per Day Meeting Fee(2)	$2,500
Travel Fee(3)	$2,500
Annual DSU Grant (for directors other than the Chair)	$120,000
Annual DSU Grant — Chair	$180,000

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

        Directors who receive annual retainers also receive annual grants of DSUs, credited on a quarterly basis. In 2014, each director receiving a retainer received an annual grant of $120,000 in value of DSUs, except for the Chair, who received an annual grant of $180,000. The number of DSUs granted is calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of the quarter.

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

Directors' Fees Earned in 2014

        The compensation paid in 2014 by the Corporation to its directors is set out in Table 2, except for Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 12.

Table 2: Director Fees Earned in Respect of 2014

Name	Board Annual Retainer (a)	Board Chair Annual Retainer (b)	Committee Chair Annual Retainer (c)		Total Meeting Attendance and Ad Hoc Committee Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)		Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))
Daniel P. DiMaggio	$65,000	—	—		$37,500	$102,500	50%/$51,250	10,639/$	120,000	—	$222,500
William A. Etherington	—	$130,000	—	(3)	$30,000	$160,000	100%/$160,000	15,959/$	180,000	—	$340,000
Laurette T. Koellner	$65,000	—	$20,000		$47,500	$132,500	50%/$66,250	10,639/$	120,000	—	$252,500
Joseph M. Natale	$65,000	—	—		$32,500	$97,500	100%/$97,500	10,639/$	120,000	—	$217,500
Carol S. Perry	$65,000	—	—		$37,500	$102,500	100%/$102,500	10,639/$	120,000	—	$222,500
Eamon J. Ryan	$65,000	—	$15,000		$38,750	$118,750	100%/$118,750	10,639/$	120,000	—	$238,750
Gerald W. Schwartz(4)	—	—	—		—	—	—		—	—	—
Michael M. Wilson	$65,000	—	—		$43,750	$108,750	100%/$108,750	10,639/$	120,000	—	$228,750

(1)
Includes, for applicable directors, retainers and meeting fees received for participation on ad hoc committees of the Board (e.g., the CEO Search Committee). Also includes travel fees payable to directors.

(2)
Represents grant date fair value. The annual retainer, and meeting fees elected to be received in DSUs, and the annual grant for 2014 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly for each such item was determined using the closing prices of SVS on the NYSE on the last business day of each quarter, which were $10.95 on March 31, 2014, $12.56 on June 30, 2014, $10.15 on September 30, 2014 and $11.74 on December 31, 2014. For directors who elected to receive 100% of their annual retainer and meeting fees in DSUs, no cash amounts were paid by the Corporation in respect of amounts set forth in column (e).

(3)
During 2014, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington does not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.

(4)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2014. However, Onex did receive compensation for providing the services of Mr. Schwartz as a director pursuant to a Services Agreement between the Corporation and Onex entered into on January 1, 2009. The initial term of the Services Agreement was one year and the agreement automatically renews for successive one-year terms unless either the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly instalments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.

        The total annual retainer and meeting fees earned by the Board in 2014 were $822,500. In addition, total annual grants of DSUs in the amount of $900,000 were issued in 2014.

Directors' Ownership of Securities

  Outstanding Share-Based Awards

        Information concerning all share-based awards of the Corporation outstanding as of December 31, 2014 (this includes awards granted before the most recently completed financial year) for each director proposed for election at the Meeting (other than Mr. Muhlhauser, whose information is set out in Table 13) is set out in Table 3. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash. DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting to directors of options to acquire SVS. There are no options granted to directors prior to the foregoing amendment which remain outstanding (other than options granted to Mr. Muhlhauser in his capacity as an employee of the Corporation, whose information is set out in Table 13).

Table 3: Outstanding Share-Based Awards

Name	Number of Outstanding DSUs(1) (#)	Payout Value of Outstanding DSUs(2) ($)
Daniel P. DiMaggio	122,514	$1,438,314
William A. Etherington	292,948	$3,439,210
Laurette T. Koellner	143,354	$1,682,976
Joseph M. Natale	92,384	$1,084,588
Carol S. Perry	41,184	$483,500
Eamon J. Ryan	191,554	$2,248,844
Gerald W. Schwartz(3)	—	—
Michael M. Wilson	103,729	$1,217,778

(1)
Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2015 in respect of the fourth quarter of 2014.

(2)
The payout value of such share-based awards was determined using a share price of $11.74, which was the closing price of the SVS on the NYSE on December 31, 2014.

(3)
Mr. Schwartz did not have any share-based awards from the Corporation outstanding as of December 31, 2014; however, 141,694 DSUs are outstanding pursuant to the Services Agreement between the Corporation and Onex for the services of Mr. Schwartz as a director of the Corporation, and 688,807 MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. For further information see footnote 3 to the Major Shareholders Table and footnote 4 to Table 2.

  Directors' Equity Interest

        The following table sets out, for each director proposed for election at the Meeting, such director's direct or indirect beneficial ownership of, or control or direction over, equity in the Corporation, and any changes therein since February 14, 2014 (being the date of disclosure in the Corporation's 2013 Form 20-F).

Table 4: Equity Interest Other than Options and
Outstanding Share-Based Awards(1)(2)(3)

Name	Date	SVS #	Market Value*
Daniel P. DiMaggio	Feb. 14, 2014 Feb. 11, 2015 Change	— — —	—
William A. Etherington	Feb. 14, 2014 Feb. 11, 2015 Change	10,000 10,000 —	$117,100
Laurette T. Koellner	Feb. 14, 2014 Feb. 11, 2015 Change	— — —	—
Craig H. Muhlhauser	Feb. 14, 2014 Feb. 11, 2015 Change	969,706 600,590 (369,116)	$7,032,909
Joseph M. Natale	Feb. 14, 2014 Feb. 11, 2015 Change	— — —	—
Carol S. Perry	Feb. 14, 2014 Feb. 11, 2015 Change	— — —	—
Eamon J. Ryan	Feb. 14, 2014 Feb. 11, 2015 Change	— — —	—
Gerald W. Schwartz(4)	Feb. 14, 2014 Feb. 11, 2015 Change	660,864 657,264 (3,600)	$7,696,561
Michael M. Wilson	Feb. 14, 2014 Feb. 11, 2015 Change	— — —	—

*
Based on the NYSE closing share price of $11.71 on February 11, 2015.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
Mr. Etherington also owns 10,000 subordinate voting shares of Onex as of February 11, 2015. Other than Messrs. Schwartz and Etherington, no other director of the Corporation owns shares of Onex.

(3)
For information as to outstanding share-based awards, refer to Table 3 above.

(4)
In addition, as described in footnote 3 to the Major Shareholders Table, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 19,108,018 subordinate voting shares of Onex as of February 11, 2015.

  Shareholding Requirements

        The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Guideline"). The Guideline provides that such a director who has been on the Board:

  •
  for five years or more, must hold securities of the Corporation having a market value of at least five times that director's then applicable annual retainer and, after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Corporation;

  •
  for two years or more (but less than five years), must hold securities of the Corporation having a market value of at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years), must hold securities of the Corporation having a market value at least equal to that director's then applicable annual retainer; and

  •
  for less than a year, is encouraged, but not required, to hold securities of the Corporation.

        Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all SVS and DSUs, are reviewed annually on December 31. The following table sets out, for each director proposed for election at the Meeting, whether such director was in compliance with the Guideline as of December 31, 2014.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Target Value as of December 31, 2014(1)	Value as of December 31, 2014(2)	Met Target as of December 31, 2014
Daniel P. DiMaggio	$195,000	$1,438,314	Yes
William A. Etherington	$650,000	$3,556,610	Yes
Laurette T. Koellner	$425,000	$1,682,976	Yes
Craig H. Muhlhauser(3)	N/A	N/A	N/A
Joseph M. Natale	$195,000	$1,084,588	Yes
Carol S. Perry	$65,000	$483,500	Yes
Eamon J. Ryan	$400,000	$2,248,844	Yes
Gerald W. Schwartz(4)	N/A	N/A	N/A
Michael M. Wilson	$195,000	$1,217,778	Yes

(1)
Directors' target values are calculated by applying the applicable multiple from the Guideline to the sum of the director's Board annual retainer and committee chair annual retainer (if applicable).

(2)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $11.74, which was the closing price of the SVS on the NYSE on December 31, 2014.

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

Attendance of Directors at Board and Committee Meetings

        The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from the beginning of 2014 to February 11, 2015.

Table 6: Directors' Attendance at Board and Committee Meetings

					Meetings Attended %
				Nominating and Corporate Governance
Director	Board	Audit	Compensation		Board	Committee
Daniel P. DiMaggio	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
William A. Etherington	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Laurette T. Koellner	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Craig H. Muhlhauser	9 of 9	—	—	—	100%	—
Joseph M. Natale	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Carol S. Perry	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Eamon J. Ryan	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Gerald W. Schwartz	8 of 9	—	—	—	89%	—
Michael M. Wilson	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2014 is set out in the section Compensation Discussion and Analysis — 2014 Compensation Decisions.

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

        A substantial portion of the compensation of our executives is linked to the Corporation's performance. A comparator group of Celestica's competitors, major suppliers, or customers, and other major international technology companies that generally fall in the range of 50% to 200% of Celestica's revenue (such group, as selected by the Compensation Committee, the "Comparator Group") is set out in Table 8. The Corporation establishes target compensation with reference to the median compensation of the Comparator Group, however, neither each element of compensation nor total compensation is expected to match such median exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

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

  Independent Advice

        The Compensation Committee, which has the sole authority to retain and terminate an executive compensation consultant, initially engaged the Compensation Consultant in October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of the Comparator Group and the market in general. The Compensation Committee has considered the independence factors required by the NYSE, in both selecting and receiving advice from the Compensation Consultant.

        The Compensation Consultant also provides advice (upon request) to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2014, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.

        Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support and agenda items for each Compensation Committee meeting throughout the year. The Compensation Consultant reports directly to the chair of the Compensation Committee and is not engaged by management. The Compensation Consultant may, with the approval of the Compensation Committee, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the Compensation Committee.

        The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 7: Fees of the Compensation Consultant

	Year Ended December 31
	2014		2013
Executive Compensation-Related Fees(1)	C$	328,016	C$	227,998
All Other Fees(2)	C$	17,007	C$	6,927

(1)
Related to 2014 and 2013: support provided to the Compensation Committee on executive compensation matters that are part of its annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review and review of director compensation), support with ad-hoc executive compensation issues that arise throughout the year, annual valuation of PSUs for accounting purposes, and attendance at all Compensation Committee meetings. Related to 2014: a comprehensive risk assessment of compensation programs for senior executives, meetings with new director to educate on the Corporation's compensation philosophies and policies and to assist with CEO transition activities.

(2)
Represents fees for non-executive compensation surveys.

  Compensation Process

        The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Compensation Committee evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The Compensation Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Compensation Committee and provides compensation recommendations. The Compensation Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs.

        The Compensation Committee generally meets five times a year in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, approves the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO develop base salary and equity-based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, preliminary compensation proposals for the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making decisions related to equity-based compensation. The CEO and the CLAO are not present at the Compensation Committee meetings when their respective compensation is discussed.

        The foregoing process is also followed for determining the CEO's compensation, except that the CLAO develops a proposal for base salary and equity-based incentive grants which is then reviewed with the Compensation Consultant. The Compensation Committee then reviews the proposal with the Compensation Consultant in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation.

        Based on a management plan approved by the Board, the annual incentive-plan targets are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the annual incentive plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation's year-end results as approved by the Audit Committee. The amounts related to the annual incentive plan are then paid in February.

  Compensation Risk Assessment

        The Compensation Committee, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

        In 2014, the Compensation Committee engaged the Compensation Consultant to assist with a comprehensive risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive, and the Corporation's two long-term incentive plans. The compensation risk assessment included interviews with key Board and management representatives to: (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk-taking; and (c) understand how risk is governed and managed at the Corporation. The Compensation Consultant also reviewed documentation relating to the Corporation's risk factors and compensation governance processes and programs. The Corporation's executive compensation programs for the NEOs were reviewed against the Compensation Consultant's compensation risk assessment framework. Results of the review were presented to the Compensation Committee.

        In 2014, the Compensation Consultant reviewed actions taken by the Corporation and applicable governance trends in risk oversight of executive compensation. Based on the results of such assessments and its own independent analysis, the Compensation Committee concluded that the Corporation's compensation programs did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation programs.

        The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. Key risk-mitigating features in the Corporation's compensation governance processes and compensation structure include:

  Governance:

  •
  Compensation decision-making process.  The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy. See Compensation Discussion and Analysis — Compensation Objectives.

  •
  Non-binding shareholder advisory vote on executive compensation.  The Corporation annually holds an advisory vote on executive compensation which allows shareholders to express approval or disapproval of its approach to executive compensation.

  •
  Annual review of incentive programs.  Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under Celestica's Share Unit Plan ("CSUP") and the LTIP that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability. When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. In particular, the CEO compensation is stress-tested annually.

  •
  External independent compensation advisor.  On an ongoing basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective as to marketplace changes and best practices related to compensation design, governance, and compensation risk management.

  •
  Overlapping Committee membership.  All of the Corporation's independent directors sit on each standing committee of the Board, to provide continuity and to facilitate coordination between the Committees' respective oversight responsibilities.

  Compensation Program Design:

  •
  Review of incentive programs.  At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

  •
  Fixed versus variable compensation.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual incentive plan and long-term, equity-based incentive plans). The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements. This mix provides a strong pay-for-performance relationship: it provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

  •
  "One-company" annual incentive plan.  Celestica's "one-company" annual incentive plan (the Celestica Team Incentive Plan) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica's overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

  •
  Balance of financial performance metrics as well as absolute and relative performance metrics.  Celestica's annual incentive plan ensures a holistic assessment of performance with ultimate payout tied to measurable corporate financial metrics (e.g., revenue, non-International Financial Reporting Standards ("IFRS") Operating Margin (as defined in footnote 2 to Table 11), and non-IFRS Return on Invested Capital ("ROIC") (as defined in footnote 4 to Table 11)). Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through PSUs (which include both measurable corporate financial metrics and relative performance features) and RSUs.

  •
  Minimum performance requirements and maximum payout caps.  Two non-IFRS "gates" exist for any payout to occur under the annual performance incentive. In addition, target non-IFRS adjusted EBIAT must be achieved for other measures to pay above target. Each of the annual performance incentive and PSU payouts have a maximum payout of two times target.

  •
  Share ownership requirement.  The Corporation's share ownership guidelines require the CEO, Executive Vice Presidents and Senior Vice Presidents to continue to hold a minimum amount of the Corporation's securities to help align their interests with those of shareholders' and the long-term performance of the Corporation. This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

  •
  Anti-hedging policy.  Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation.

  •
  Clawback policy.  A clawback policy covers recoupment of incentive-based compensation from the CEO and CFO that was received during the 12-month period following the period covered by a restatement of the financial results of the Corporation due to misconduct or material non-compliance with financial reporting requirements, as well as any profits realized from the sale of securities during this time. (See Compensation Hedging Policy — Clawback Provisions). In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

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

  Comparator Group

        The Compensation Committee establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, which is comprised of a selection of the Corporation's competitors, major suppliers, or customers, and other major international technology companies that generally fall in the range of 50% to 200% of the Corporation's revenues, the composition of which is approved annually by the Compensation Committee. The Compensation Committee also considers the Corporation's business objective of expanding its managed and/or diversified services and its participation in global markets when approving the Comparator Group. Because of the international scope and the size of the Corporation, the Comparator Group is comprised of companies with international operations, allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes for talent. In 2014, changes were made to the Comparator Group used in 2013. Two companies were removed: Molex, due to its acquisition; and TE Connectivity, as its 2013 revenues were outside of the guideline range. Two companies were included to replace the removed companies as they satisfied the revenue and other criteria for inclusion in the Comparator Group: Lam Research and Freescale Semiconductor.

        The following list of companies, which was reviewed and approved by the Compensation Committee at its July 2014 meeting, sets out the Corporation's 2014 Comparator Group companies.

Table 8: Comparator Group(1)

Company Name	2013 Annual Revenue (millions)	Company Name	2013 Annual Revenue (millions)
Advanced Micro Devices Inc.	$5,299	NVIDIA Corp.	$4,280
Agilent Technologies Inc.	$6,782	Plexus Corp.	$2,228
Applied Materials Inc.	$7,509	Sanmina Corporation	$5,917
Benchmark Electronics, Inc.	$2,506	SanDisk Corp.	$6,170
Broadcom Corp.	$8,305	Texas Instruments Inc.	$12,205
Corning Inc.	$7,819	Western Digital Corp.	$15,351
Freescale Semiconductor, Ltd.	$4,186
Flextronics International Ltd.	$23,569
Harris Corp.	$5,112
Jabil Circuit, Inc.	$17,249	25th Percentile	$4,257
Juniper Networks, Inc.	$4,669	50th Percentile	$6,147
Lam Research Corporation	$3,599	75th Percentile	$8,497
Lexmark International Inc.	$3,668
Micron Technology Inc.	$9,073
NCR Corp.	$6,123	Celestica Inc.	$5,796
NetApp, Inc.	$6,332	Percentile	43rd percentile

(1)
All data were provided by the Compensation Consultant (sourced by it from Standard & Poor's Capital IQ), reflect fiscal year 2013 revenue for each company, and are presented in U.S. dollars.

        Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is referenced in accordance with a process approved by the Compensation Committee. The Compensation Committee considered such survey data, among other matters, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining the compensation of the CEO and the other NEOs.

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

        In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the CSUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

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

Compensation Elements for the Named Executive Officers

        The compensation of the NEOs is comprised of the following elements:

  •
  base salary;

  •
  annual cash incentives (Celestica Team Incentive Plan);

  •
  equity-based incentives (RSUs, PSUs and stock options, as applicable);

  •
  benefits; and

  •
  perquisites.

  Weighting of Compensation Elements

        The at-risk portion of total compensation has the highest weighting at the most senior levels of management. Annual and equity-based incentive plan rewards are contingent upon the Corporation's financial and operational performance, aligning senior management incentives with shareholder interests. The target weighting of compensation elements for NEOs for 2014 is set out in the following table.

Table 9: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives
CEO	12.9%	16.1%	71.0%
Executive Vice Presidents	20.1%	17.2%	62.7%

        The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion in 2014 with respect to any NEO.

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

  Equity-Based Incentives

        The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward the NEOs' contributions to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain the qualified and experienced employees who are critical to the Corporation's success.

        At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, with reference to the Comparator Group data analysis. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation's year-end results have been released.

        Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance and contribution when determining actual awards. The mix of equity-based incentives is reviewed and approved by the Compensation Committee each year, and is determined based on factors including competitive grant practice, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of the month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chair of the Compensation Committee.

  RSUs

        NEOs are granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual equity grant. Each RSU entitles the holder to one SVS on the release date. The issuance of such shares may be subject to vesting requirements, including such time or other conditions as may be determined by the Board of Directors in its discretion. RSUs granted by the Corporation generally vest in instalments of approximately one-third per year, over three years. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the LTIP to authorize the settlement of, and has the right under the CSUP to settle, RSUs in either cash or SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

        NEOs are granted PSUs under the LTIP or the CSUP. Each vested PSU entitles the holder to receive one SVS on the applicable release date. The issuance of such shares may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest and the market price of the SVS at the time of release. The Corporation has the right under the LTIP to authorize the settlement of, and has the right under the CSUP to settle, the PSUs in either cash or SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.

  Stock Options

        NEOs may be granted stock options. If options are granted, they are granted under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. In determining the number of stock options to be granted, the Corporation keeps within a maximum level for option annual "burn rate", which refers to the number of shares issuable pursuant to stock options granted under the LTIP in a given year relative to the total number of shares outstanding. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The plan is not an evergreen plan and no stock options have been re-priced.

  Other Compensation

  Benefits

        NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with reference to market median levels in the local geography.

  Perquisites

        NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic. The Corporation also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and tax equalization payments, if any, associated with the fact that Mr. Muhlhauser performs a portion of his services in the United States.

2014 Compensation Decisions

        Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.

  Comparator Group and Market Positioning

        Salary, target annual incentive and equity-based incentive grants for the NEOs were established with reference to the market median of the Comparator Group for each such element and were adjusted as deemed appropriate by the Compensation Committee.

  Base Salary

        The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

        Messrs. Muhlhauser, Myers and Ms. DelBianco did not receive increases in 2014. The Compensation Committee granted increases to Messrs. McCaughey and McIntosh effective on April 1, 2014 reflecting individual performance and positioning versus the Comparator Group median data. Mr. McCaughey's salary increased from $450,000 to $475,000, and Mr. McIntosh's salary increased from $425,000 to $450,000.

  Equity-Based Incentives

        For equity grants made in 2015 in respect of 2014 performance, the Compensation Committee determined that the mix would be comprised of RSUs (50% weight) and PSUs (50% weight), and that no stock options would be granted to NEOs. The same equity mix was awarded in 2014 in respect of 2013 performance. In reaching its decision to maintain this mix in respect of 2014 performance, the Compensation Committee took into account competitive equity compensation trends and practices among the Corporation's Comparator Group and the Corporation's critical need to attract and retain key talent to effectively execute on its strategic business goals. The number of PSUs issued under the LTIP and the number of RSUs issued under the CSUP to the NEOs was based on the closing price of the SVS on the NYSE on the day prior to date of the grant. See the discussion regarding Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

        On January 23, 2015, the Corporation awarded equity-based compensation to the following NEOs in respect of their 2014 performance, as set forth in the table below.

Table 10: NEO Equity Awards

Name	RSUs (#)(1)(2)	PSUs (#)(1)(3)	Stock Options (#)(4)	Value of Equity Award(5)
Craig H. Muhlhauser	243,578	243,578	—	$5,500,000
Darren G. Myers	70,859	70,859	—	$1,600,000
Michael P. McCaughey	66,430	66,430	—	$1,500,000
Elizabeth L. DelBianco	63,108	63,108	—	$1,425,000
Glen D. McIntosh	59,787	59,787	—	$1,350,000

(1)
Grants were based on share price of $11.29, which was the closing price of the SVS on the NYSE on January 22, 2015.

(2)
The RSUs vest in instalments of approximately one-third per year over three years.

(3)
The number of PSUs included in the table above represents the number of PSUs that would vest upon achievement of 100% of target level performance.

(4)
As disclosed above, no stock options were granted to NEOs for 2014 performance. Accordingly, as of February 11, 2015, the total number of SVS issuable pursuant to stock options granted in respect of 2014 performance to the NEOs was equal to 0.0% of issued and outstanding shares.

(5)
Represents the aggregate grant date fair value of RSUs and PSUs (for PSUs, based on target level performance). See footnote 1 above.

        PSUs granted as set forth in the table above vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of target and will be determined by Celestica's total shareholder return ("TSR") and non-IFRS ROIC positioning relative to a comparator group selected by the Compensation Committee for each such purpose. TSR measures the performance of a company's shares over time. It combines share price appreciation and dividends, if any, paid over the period to determine the total return to the shareholder expressed as a percentage of the initial investment. With respect to each TSR Comparator (as defined below) TSR is calculated as the change in common share price over the three year performance period (plus any dividends paid in respect of the common shares of such TSR Comparator over the period), divided by the common share price for such TSR Comparator as at December 31, 2014, expressed as a percentage (which could be a positive or a negative number). The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).

        For purposes of such PSUs, TSR will be measured relative to the information technology companies within the S&P 1500 Index as at January 1, 2015 with the addition of Flextronics International Ltd., that remain publicly traded on an established U.S. stock exchange for the entire performance period (the "TSR Comparators"). The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group provides reasonable market alignment and was appropriate given it is broadly representative of the U.S. technology sector, and includes many of the Corporation's customers, suppliers, and competitors for talent. The Corporation's market capitalization is positioned around the median of the TSR Comparators.

        For purposes of such PSUs, ROIC will be measured against five direct competitors in the EMS industry chosen by the Compensation Committee (Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina Corporation and Plexus Corp., collectively, the "ROIC Competitors"). The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group remained appropriate for measuring relative ROIC and therefore the composition of the ROIC Competitors is unchanged from the prior year.

        Of the target number of PSUs granted to each NEO in respect of the 2014 compensation, 60% will vest based on Celestica's TSR positioning and 40% will vest based on Celestica's ROIC ranking, each calculated as described below.

        The PSUs that will vest based on Celestica's TSR positioning (as determined by the Corporation) will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the TSR Comparators;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR position as set out in the table below;

  •
  Celestica's percentile position will be calculated by first arranging the TSR results from highest to lowest for all TSR Comparators, excluding Celestica, and calculating the percentile rank for each TSR Comparator. The percentage of PSUs that will vest and become payable on the release date with respect to Celestica's TSR positioning will be calculated by interpolating between the corresponding payout percentages immediately above and immediately below Celestica's percentile position as set out in the table below; and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR positioning amongst the TSR Comparators, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Celestica's TSR Positioning	Percentage of target number that will vest
90th Percentile	200%
75th Percentile	175%
50th Percentile	100%
40th Percentile	75%
25th Percentile	50%
<25th Percentile	0%

        The PSUs that will vest based on Celestica's ROIC ranking amongst the ROIC Competitors (as determined by the Corporation) will be determined as follows:

Celestica's ROIC Ranking	Percentage of target number that will vest
Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%

        The value of the RSUs granted on January 23, 2015 in respect of 2014 performance was determined at the January 19, 2015 meeting of the Compensation Committee. The number of RSUs granted was determined using the closing price on January 22, 2015 on the NYSE of $11.29.

  Annual Incentive Award (CTI)

  2014 Business Results Factor

        The Business Results Factor portion of the CTI calculation is based on the achievement by the Corporation of specified targets with respect to certain pre-selected financial measures. The Business Results Factor for 2014 was 99% based on the following results:

Table 11: Business Results Factor

Measure	Weight	Achievement Relative to Target	Proportion of Final Business Results Factor(1)
Operating Margin (adjusted EBIAT Margin)(2)	50%	106%	65%
Revenue(3)	25%	94%	11%
ROIC(4)	25%	97%	23%

Business Results Factor			99%

(1)
Positioning of Operating Margin results between target and maximum levels; positioning of Revenue and ROIC results between threshold and target levels.

(2)
Operating Margin is a non-International Financial Reporting Standards ("non-IFRS") measure calculated as non-IFRS operating earnings (adjusted EBIAT) divided by Revenue. "Adjusted EBIAT" is defined as earnings before interest and fees relating to the Corporation's credit facilities and accounts receivable sales program, amortization of intangible assets (excluding computer software), and income taxes. Non-IFRS adjusted EBIAT also excludes, in the periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of shares or debt, and impairment charges.

(3)
Revenue means the Corporation's annual revenue.

(4)
ROIC is a non-IFRS measure calculated as non-IFRS adjusted EBIAT divided by non-IFRS average net invested capital, where non-IFRS average net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average non-IFRS net invested capital for the year (there is no comparable measure under IFRS).

        In determining the Business Results Factor, the Corporation uses the following non-IFRS measures: adjusted EBIAT, operating margin (adjusted EBIAT as a percentage of revenue), net invested capital and ROIC. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Additional information regarding these non-IFRS measures can be found in the Corporation's Management's Discussion and Analysis section of this Annual Report.

  Individual Performance Factor

        At the beginning of each year, the Board and the CEO agree on performance goals for the CEO. Goals for the other NEOs that align with the CEO's goals are then established and agreed to between the CEO and the respective NEOs. For 2014, the CEO's goals focused on: customer growth and intimacy, financial performance, operational effectiveness, and succession planning. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and payment of, annual incentive awards remains at the discretion of the Board of Directors.

Chief Executive Officer

        Customer Growth and Financial Performance: Revenue in 2014 was $5.6 billion. Although revenue decreased 3% compared to the previous year, non-IFRS operating margin* increased 50 basis points from 2013. The 2014 revenue mix continued to improve with growth in the target areas of Storage, JDM and Diversified end markets despite lower demand in the Corporation's Communications end market and reductions in the lower margin business in the Server and Consumer end markets. In 2014, the Corporation actively managed its business portfolio by exiting lower margin programs and business segments to improve the customer and business mix. Revenue from the Diversified end market grew 7% year-over-year and contributed 28% of total revenue in 2014. Continued focus to drive future growth including investments in the Corporation's semiconductor business and in the JDM offering continued to be a top priority.

        Operational Effectiveness: Production spending as a percentage of operational market value added was slightly above (i.e., worse than) plan, and reductions in selling, general and administrative expense exceeded (i.e., better than) plan. The 2014 improvement of $26 million in non-IFRS adjusted EBIAT* as compared to 2013 was driven by improved mix and effective cost management despite challenges in the semiconductor business. The Corporation continued its track record of delivering strong operational performance as evidenced by the Corporation's #1 or #2 ranking on the majority of customers' supplier-satisfaction "scorecards".

        Succession Planning: The Corporation continued its focus on talent management and individual development planning in order to ensure a strong pipeline of future leaders with the right skills to achieve our long-term objectives. Particular emphasis was placed on identifying individuals who could be successors for key roles within one year. In 2014, the number of such positions with identified successors who meet the designated criteria exceeded the Corporation's target. Additionally, the CEO demonstrated commitment to the CEO succession plan by entering into discussions with the Board well in advance of his intended retirement by the end of 2015.

        Financial Results: The Corporation's non-IFRS adjusted EBIAT (operating margin)* increased 15% compared to 2013. Non-IFRS adjusted EPS* of $1.00 was up $0.17, or 20% year over year despite lower revenue. The Corporation delivered non-IFRS free cash flow* performance of $177 million, up $79 million as compared to 2013, driven by higher non-IFRS operating earnings,* in part due to improved cost productivity as well as better working capital performance as compared to 2013. A disappointment was the performance in the semiconductor business and the associated goodwill impairment. However, revenue in the semiconductor business grew 18% from 2013, and represented 5% of the total company revenues for 2014 as the Corporation continued to win new programs from existing customers and attract new customers.

        As a result of the above-described performance during 2014, the Compensation Committee determined that for purposes of the annual incentive payment, the CEO's IPF would be 1.0.

Other NEOs

        Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives. Each NEO has performance objectives that are assessed at year-end and objective measures align with the targets for the CEO. The CEO undertakes an assessment of the NEO's contributions to the Corporation's results, including the CEO's assessment of each of the NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either met expectations or exceeded expectations for 2014 based on his or her individual performance and contribution to corporate goals and objectives.

        Factors considered in the evaluation of each NEO included the following:

  (i)
  Mr. Myers' organization continued to partner with the business to help drive the business results resulting in improvements in year-over-year non-IFRS operating earnings* and non-IFRS free cash flow* while continuing to return capital to shareholders. The finance organization continued to advance analytics to improve, simplify and streamline the Corporation's management reporting, to facilitate decision-making and to drive efficiency within the business. In addition, the organization under Mr. Myers' leadership continued initiatives to accelerate performance including in the areas of strategy development, performance management, tax and treasury. Mr. Myers' organization has implemented a global business service function with the goal of realizing efficiencies across the Corporation and scaling services as the Corporation grows. Under Mr. Myers' leadership, the finance

*
See "Non-IFRS measures" in Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the definition, components and uses of operating margin, ROIC, free cash flow, adjusted EBIAT, and adjusted EPS, as well as a reconciliation of such non-IFRS measures to IFRS measures (where a comparable IFRS measure exists). These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

    organization continues to work collaboratively with business leaders to anticipate and prepare for opportunities in order to achieve the Corporation's strategic goals.

  (ii)
  Mr. McCaughey's responsibility for the Corporation's Communications and Enterprise ("C&E") business unit includes the Managed Services organizations that are comprised of Global Design, JDM, Engineering and After-Market Services. The introduction of the JDM converged platform offering is a key strategic investment for the C&E business unit. Revenue from C&E declined 4% from 2013, driven by the challenging end markets in Communications and Server. Revenue from Storage grew 26% from 2013 as new programs successfully ramped. In the fourth quarter of 2014, C&E contributed to 70% of the Corporation's total fourth quarter revenue. Strategic investments in JDM enabled a solid year of bookings for that business unit. The Corporation was also recognized by many C&E customers, including earning EMC's 2014 Supplier of the Year award (for the second consecutive year), Cisco's 2014 EMS Partner of the Year award and Hitachi's 2013 Excellent Partner award.

  (iii)
  Ms. DelBianco's organization successfully led a number of initiatives across the areas of her responsibility, including legal and contracts, compliance, human resources, communications and sustainability. In support of the Corporation's goals and objectives, her organization: made significant contributions to cash flow through legal recoveries; expanded contract performance initiatives; developed new marketing communications tools and social media strategies to support new areas of growth; implemented a regional workforce planning model to facilitate the scaling required for operational efficiencies, improved HR reporting, analytics and systems; further strengthened talent development and succession planning programs; continued to enforce the Corporation's "one-team, one-vision" global incentive plan; and established sustainability as a competitive differentiator resulting in customer and industry recognition awards including being named as one of the Global 100 Most Sustainable Corporations in the World by Corporate Knights. Ms. DelBianco's continued support of Board initiatives is critical, especially with the CEO succession plan and transition requirements.

  (iv)
  Mr. McIntosh's organization continued to champion the strategic area of the Operations and Supply Chain Management network by driving innovation and technology to continuously improve the speed, flexibility, quality and cost productivity globally throughout the network. Strong progress was made in improving year-over-year non-IFRS operating margin* and inventory turnover improved throughout 2014. Under Mr. McIntosh's leadership, the Corporation has made a significant investment in processes and systems which drive advanced planning, supply chain data analytics, and customer collaboration. These investments are driving value for customers, suppliers and Celestica as the Corporation leverages them in its efforts to improve forecast accuracy, increase supply chain visibility and reduce cycle time to respond to changes in end-market requirements. This is evidenced by the Corporation's #1 or #2 ranking on the majority of its customers' supplier-satisfaction "scorecards". Mr. McIntosh's organization had a strong 2014 in the EMS area by consistently executing on product launch quality, cost and delivery.

  Target Award

        The Target Incentive for each eligible NEO was as follows:

  •
  125% for Mr. Muhlhauser; and

  •
  Based on a review of the competitive market, the Compensation Committee increased the Target Incentive for Mr. Myers from 80% to 100%, effective January 1, 2014; and

  •
  There was no change to the Target Incentive for Messrs. McCaughey and McIntosh and Ms. DelBianco, which is 80%.

        The Target Award for each eligible NEO is equal to the Target Incentive (as set out above) multiplied by such NEO's base salary.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2012 through December 31, 2014.

Table 12: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)

Craig H. Muhlhauser	2014	$1,000,000	$5,500,000	—	$1,237,500	$186,850	$96,477	$8,020,827
President and Chief	2013	$1,000,000	$5,500,000	—	$1,525,000	$115,000	$188,723	$8,328,723
Executive Officer	2012	$1,000,000	$3,375,000	$1,125,000	—	$142,400	$92,328	$5,734,728

Darren G. Myers	2014	$500,000	$1,600,000	—	$495,000	$79,724	$746	$2,675,470
EVP, Chief Financial Officer	2013	$500,000	$1,600,000	—	$536,800	$49,497	$800	$2,687,097
	2012	$370,280	$1,125,000	$375,000	—	$43,272	$901	$1,914,453

Michael P. McCaughey	2014	$468,836	$1,500,000	—	$371,318	$75,403	$999	$2,416,556
EVP, Communications,	2013	$437,671	$1,500,000	—	$512,601	$46,434	$1,071	$2,497,777
Enterprise and Managed Services	2012	$388,187	$1,150,000	$350,000	—	$47,868	$1,338	$1,937,393

Elizabeth L. DelBianco	2014	$460,000	$1,425,000	—	$400,752	$69,710	$1,225	$2,356,687
EVP and Chief Legal &	2013	$456,055	$1,425,000	—	$445,109	$49,895	$1,314	$2,377,373
Administrative Officer	2012	$444,000	$1,068,750	$356,250	—	$57,223	$1,763	$1,927,986

Glen D. McIntosh	2014	$443,836	$1,350,000	—	$456,973	$62,627	$999	$2,314,435
EVP Global Operations and	2013	$418,836	$1,200,000	—	$367,905	$46,927	$1,071	$2,034,739
Supply Chain Management	2012	$392,500	$900,000	$300,000	—	$46,513	$973	$1,639,986

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2014 represent RSUs and PSUs that were issued under the CSUP and LTIP, respectively, on January 23, 2015 in respect of 2014 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grant, and see Compensation Discussion and Analysis — 2014 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the awards. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0% to 200% of the target grant depending on Celestica's level of achievement of pre-determined performance measure(s) as described in this Annual Report.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 12 is the same as the accounting fair value of such awards. The accounting fair values of the PSU portion of the share-based awards to the NEOs with respect to 2014 performance were as follows: Mr. Muhlhauser — $3.2 million; Mr. Myers — $0.9 million; Mr. McCaughey — $0.9 million; Ms. DelBianco — $0.8 million; and Mr. McIntosh — $0.8 million. The accounting fair values for the PSU portion of the share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. 60% of PSUs granted will vest based on TSR performance. The cost the Corporation records for the PSUs that vest based on TSR performance is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, TSR, over a three-year period, relative to the TSR of a pre-defined comparator group. For the 2012 and 2013 grant, the comparator group was a pre-defined EMS competitor group. 60% of PSUs granted with respect to 2014 performance will vest based on the TSR of Celestica relative to the TSR of the information technology companies within the S&P 1500 Index with the addition of Flextronics International Ltd., and which remain publicly traded on an established U.S. stock exchange for the entire performance period. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. 40% of the PSUs granted will vest depending on the level of achievement of ROIC (a non-market performance condition), over a three-year period, based on the ROIC of Celestica (as determined by the Corporation) relative to the ROIC of a pre-determined EMS competitor group (as determined by the Corporation). The cost the Corporation records for PSUs that will vest based on ROIC performance is determined based on the market value of SVS at the time of grant, and such cost may be adjusted (usually during the last year of the three-year performance period) based on management's estimate of the relative level of achievement of ROIC, as outlined above.

(3)
All amounts in this column represent the grant date fair value of option-based awards. There were no stock options granted to the NEOs with respect to 2013 and 2014 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the value of option-based awards. The grant date fair value of the option-based awards in Table 12 with respect to 2012 performance is the same as the accounting fair value of such awards.

(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the plan.

(5)
Pension values for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
In 2014, amounts in this column for Mr. Muhlhauser represent: tax equalization payments of $10,388; housing expenses of $37,231 while in Canada, group life insurance premiums totalling $14,097, a 401(k) contribution of $15,600, travel expenses between Toronto and New Jersey of $16,661 and tax preparation fees of $2,500.

Option-Based and Share-Based Awards

        The following table provides details of each stock option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2014.

Table 13: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Payout Value of Share Awards that have not Vested at Target ($)(4)	Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Craig H. Muhlhauser
Jun. 6, 2005	50,000		$13.00	Jun. 6, 2015	—	—	—	—	—	—
Jan. 31, 2006	148,488		$10.00	Jan. 31, 2016	$258,369	—	—	—	—	—
Feb. 2, 2007	125,000		$6.05	Feb. 2, 2017	$711,250	—	—	—	—	—
Feb. 5, 2008	225,000		$6.51	Feb. 5, 2018	$1,176,750	—	—	—	—	—
Feb. 3, 2009	220,833		$4.13	Feb. 3, 2019	$1,680,539	—	—	—	—	—
Feb. 2, 2010	217,865		$10.20	Feb. 2, 2020	$335,512	—	—	—	—	—
Feb. 1, 2011	258,462		$9.87	Feb. 1, 2021	$483,324	—	—	—	—	—
Jan. 31, 2012	287,270		$8.21	Jan. 31, 2022	$1,014,063	191,839	—	$2,252,190	$4,504,380	—
Jan. 28, 2013	301,655		$8.24	Jan. 28, 2023	$1,055,793	336,772	$1,709,708	$3,953,703	$6,197,699	—
Feb. 4, 2014	—		—	—	—	595,882	$3,497,827	$6,995,655	$10,493,482	—
Jan. 23, 2015	—		—	—	—	487,156	$2,749,996	$5,500,000	$8,249,987	—

Darren G. Myers
Feb. 2, 2010	26,144	C$	10.77	Feb. 2, 2020	$68,183	—	—	—	—	—
Feb. 1, 2011	31,015	C$	9.87	Feb. 1, 2021	$106,164	—	—	—	—	—
Jan. 31, 2012	19,151	C$	8.26	Jan. 31, 2022	$93,474	25,579	—	$316,176	$632,352	—
Jan. 28, 2013	75,414	C$	8.29	Jan. 28, 2023	$366,041	112,258	$600,041	$1,387,595	$2,175,150	—
Feb. 4, 2014	—		—	—	—	173,346	$1,071,345	$2,142,690	$3,214,035	—
Jan. 23, 2015	—		—	—	—	141,718	$898,330	$1,796,660	$2,694,990	—

Michael P. McCaughey
Jul. 5, 2005	15,000	C$	16.20	Jul. 5, 2015	—	—	—	—	—	—
Feb. 1, 2011	10,338	C$	9.87	Feb. 1, 2021	$35,387	—	—	—	—	—
Jan. 31, 2012	25,535	C$	8.26	Jan. 31, 2022	$124,634	34,105	—	$421,564	$843,128	—
Sep. 5, 2012	—		—	—	—	8,703	$107,576	$107,576	$107,576	—
Jan. 28, 2013	70,386	C$	8.29	Jan. 28, 2023	$341,636	104,773	$560,029	$1,295,075	$2,030,121	—
Feb. 4, 2014	—		—	—	—	162,512	$1,004,387	$2,008,774	$3,013,161	—
Jan. 23, 2015	—		—	—	—	132,860	$842,181	$1,684,361	$2,526,542	—

Elizabeth L. DelBianco
Feb. 2, 2010	32,679	C$	10.77	Feb. 2, 2020	$85,226	—	—	—	—	—
Feb. 1, 2011	38,769	C$	9.87	Feb. 1, 2021	$132,706	—	—	—	—	—
Jan. 31, 2012	45,484	C$	8.26	Jan. 31, 2022	$222,004	60,749	—	$750,905	$1,501,809	—
Jan. 28, 2013	95,524	C$	8.29	Jan. 28, 2023	$463,650	106,645	$570,042	$1,318,214	$2,066,387	—
Feb. 4, 2014	—		—	—	—	154,386	$954,165	$1,908,330	$2,862,495	—
Jan. 23, 2015	—		—	—	—	126,216	$800,065	$1,600,130	$2,400,196	—

Glen D. McIntosh
Jan. 31, 2006	9,091	C$	11.43	Jan. 31, 2016	$18,276	—	—	—	—	—
Feb. 1, 2011	10,338	C$	9.87	Feb. 1, 2021	$35,387	—	—	—	—	—
Jan. 31, 2012	22,343	C$	8.26	Jan. 31, 2022	$109,054	29,842	—	$368,870	$737,740	—
Jan. 28, 2013	60,331	C$	8.29	Jan. 28, 2023	$292,832	89,806	$480,031	$1,110,071	$1,740,112	—
Feb. 4, 2014	—		—	—	—	130,010	$803,512	$1,607,024	$2,410,536	—
Jan. 23, 2015	—		—	—	—	119,574	$757,963	$1,515,925	$2,273,888	—

(1)
Includes share-based awards granted on January 23, 2015 in respect of 2014 performance. See Compensation Discussion and Analysis — 2014 Compensation Decisions — Equity-Based Incentives for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options for Mr. Muhlhauser was determined using a share price of $11.74, which was the closing price of SVS on the NYSE on December 31, 2014. For Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco, a share price of C$13.65 was used, which was the closing price of the SVS on the TSX on December 31, 2014, converted to U.S. dollars at the average exchange rate for 2014 of $1.00 equals C$1.1043.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Payout values at minimum vesting include the value of RSUs only as the minimum value of PSUs would be $0.0 if the performance condition is not met. Payout value at target vesting is determined using 100% of PSUs vesting and payout values at maximum vesting is determined using 200% of PSUs vesting. Payout values for Mr. Muhlhauser are determined using a share price of $11.74, which was the closing price of the SVS on the NYSE on December 31, 2014, except for the share-based awards granted on January 23, 2015 in respect of 2014 performance for which the payout values are determined using a share price of $11.29, which was the closing price of the SVS on the NYSE on January 22, 2015, the last business day before the grants. Payout values for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco are determined using a share price of C$13.65, which was the closing price of the SVS on the TSX on December 31, 2014, converted to U.S. dollars, except for the share-based awards granted on January 23, 2015 in respect of 2014 performance for which the payout values are determined using a share price of C$14.00, which was the closing price of the SVS on the TSX on January 22, 2015, the last business day before the grants, converted to U.S. dollars.

        The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2014 and the value of annual incentive awards earned in respect of 2014 performance.

Table 14: Incentive Plan Awards — Value Vested or Earned in 2014

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Craig H. Muhlhauser	$244,224	$3,189,285	$1,237,500

Darren G. Myers	$88,026	$562,050	$495,000

Michael P. McCaughey	$92,872	$692,703	$371,318

Elizabeth L. DelBianco	$122,127	$1,005,736	$400,752

Glen D. McIntosh	$80,677	$726,595	$456,973

(1)
Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2014 and were in-the-money on the vesting date.

Stock options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

January 28, 2014	$8.24	$9.85

January 31, 2014	$8.21	$9.92

  Stock options for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of SVS on Vesting Date

January 28, 2014	C$	8.29	C$	10.98

January 31, 2014	C$	8.26	C$	11.05

February 1, 2014	C$	9.87	C$	10.24

(2)
Amounts in this column reflect share-based awards that were released in 2014. Share-based awards were released for Mr. Muhlhauser based on the price of the SVS on the NYSE as follows:

Type of Award	Date	Price

RSU	January 28, 2014	$9.85

RSU	January 31, 2014	$9.92

PSU	February 3, 2014	$9.23

RSU	December 1, 2014	$10.47

  Share-based awards were released for Messrs. McCaughey and McIntosh based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2014	C$	10.98

RSU	January 31, 2014	C$	11.05

PSU	February 3, 2014	C$	10.24

RSU	February 5, 2014	C$	10.11

RSU	December 1, 2014	C$	11.88

  Share-based awards were released for Mr. Myers and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2014	C$10.98

RSU	January 31, 2014	C$11.05

PSU	February 3, 2014	C$10.24

RSU	December 1, 2014	C$11.88

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2014 of $1.00 equals C$1.1043. PSUs that vested in 2014 were paid out at 60% as a result of the Corporation's TSR performance (the sole performance vesting criterion for such PSUs) ranking 5th and being within 5 percentage points of the TSR performance of the 4th ranked member of a pre-defined EMS competitor group then in effect resulting in an average of the vesting levels, i.e., (40% + 80%)/2. See "Equity-Based Incentives" above for a description of how PSUs granted in respect of 2014 performance will vest.

(3)
Consists of payments under the CTI made on February 13, 2015 in respect of 2014 performance. See Compensation Discussion and Analysis — 2014 Compensation Decisions — Target Award. These are the same amounts as disclosed in Table 12 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

        The following table sets out the gains realized by NEOs from exercising stock options in 2014.

Table 15: Gains Realized by NEOs from Exercising Options

Name	Amount

Craig H. Muhlhauser	$2,301,000

Darren G. Myers	$199,585

Michael P. McCaughey	$214,462

Elizabeth L. DelBianco	$152,140

Glen D. McIntosh	$223,251

Securities Authorized for Issuance Under Equity Compensation Plans

Table 16: Equity Compensation Plans as at December 31, 2014(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)

Equity Compensation	LTIP (Options)	3,250,157	$8.13/C$9.14	N/A(3)

Plans Approved by	LTIP (RSUs)	813,377	N/A	N/A(3)

Securityholders	LTIP (PSUs)(4)	2,485,864	N/A	N/A(3)

	Total(5)	6,549,398	$8.13/C$9.14	10,527,398

(1)
This table sets forth information, as of December 31, 2014, with respect to subordinate voting shares of the Corporation authorized for issuance under the LTIP, and does not include subordinate voting shares of the Corporation purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation's other equity compensation plans. The LTIP, which was approved by the Corporation's shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new subordinate voting shares to settle equity awards.

(2)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(3)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(4)
Assumes the maximum payout for all outstanding PSUs (200% of target).

(5)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 3.75% of the total number of outstanding shares at December 31, 2014 (LTIP (Options) — 1.86%; LTIP (RSUs) — 0.47%; and LTIP (PSUs) — 1.42%).

Equity Compensation Plans

  Long-Term Incentive Plan

        The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

        Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 11, 2015, 12,471,609 SVS have been issued from treasury, 3,094,408 SVS are issuable under outstanding stock options, and 405,291 SVS are issuable under outstanding RSUs, and up to 4,595,652 SVS are issuable under outstanding PSUs (assuming vesting at 200%). Accordingly, as of February 11, 2015, 16,528,391 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the market.

        As of February 11, 2015, the Corporation had a "gross overhang" of 9.7%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options and RSUs and PSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 4.7%.

        As of December 31, 2014, the Corporation had an "overhang" for stock options of 7.9%, representing the number of shares reserved for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.

        The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS. The aggregate number of options, rights and share units that may be granted under the LTIP in any given year is limited such that the aggregate of the SVS issuable upon option exercise, the number of rights granted and the number of share units cannot exceed 1.2% of the average aggregate number of SVS and MVS outstanding during that period.

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

        Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the amount, if any, by which the market price of the SVS at the time of exercise of the SAR exceeds the market price of the SVS at the time of the grant. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.

        Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of SVS upon vesting. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs (restricted share units), which have time-based vesting conditions or PSUs (performance share units), which have performance-based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.

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

        During 2014, the LTIP was amended to provide for the express designation of share units as either RSUs or PSUs, clarify the treatment of PSUs on various types of termination of employment, and to effect revisions of a clerical nature. Shareholder approval of such amendments was not required pursuant to the terms of the LTIP.

  Celestica Share Unit Plan

        The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

Pension Plans

        The following table provides details of the amount of Celestica's contributions to its pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2014 for each NEO.

Table 17: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Craig H. Muhlhauser(2)	$802,297	$186,850	$1,042,490

Darren G. Myers(3)	$258,182	$79,724	$376,341

Michael P. McCaughey(3)	$275,164	$75,403	$353,615

Elizabeth L. DelBianco(3)	$635,669	$69,710	$787,413

Glen D. McIntosh	$393,644	$62,627	$497,842

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2014.

(2)
Amounts for Mr. Muhlhauser include amounts in his supplementary retirement plan, but do not include amounts in his 401(k) plan. Refer to Table 12 for the Corporation's contribution to Mr. Muhlhauser's 401(k) plan for 2014.

(3)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2013 Form 20-F for Messrs. Myers and McCaughey, and Ms. DelBianco is attributable to different exchange rates used in the 2013 and 2014 Form 20-Fs. The exchange rate used in the 2013 Form 20-F was $1.00 = C$1.0300.

        Mr. Muhlhauser participates in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend on the performance of the investment options chosen. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2014, is $15,600. Mr. Muhlhauser also participates in an unregistered supplementary retirement plan that is also a defined contribution plan. It is designed to provide an annual contribution equal to the difference between (i) 8% of the participant's salary and paid incentive and (ii) the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Mr. Muhlhauser and he is entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on his notional account.

        Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco participate in the defined contribution portion of the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan"). The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their notional accounts.

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

Mr. Muhlhauser and Ms. DelBianco

        The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Corporation, they are terminated without cause or resign for good reason as defined in their agreements (a "double trigger" provision), where good reason includes, without limitation, a material adverse change in position or duties or a required relocation from Toronto at the time of a change in control. A change in control period is defined in their agreements as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year, prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, upon a change of control (a) the stock options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

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

        Mr. Muhlhauser and Ms. DelBianco are the only NEOs currently eligible for retirement treatment under the LTIP or CSUP. In the event of retirement, or a termination without cause at a time when the NEO is eligible for retirement treatment under the LTIP or CSUP, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement or termination and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement or termination.

        The foregoing entitlements are conferred on Mr. Muhlhauser and Ms. DelBianco in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of three years following termination of employment in the case of Mr. Muhlhauser and for a period of two years following termination of employment in the case of Ms. DelBianco. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

        The following tables summarize the incremental payments and benefits to which Mr. Muhlhauser and Ms. DelBianco would have been entitled upon a change in control occurring on December 31, 2014, or if their employment had been terminated on December 31, 2014 as a result of a change in control, retirement or termination without cause.

Table 18: Mr. Muhlhauser's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$7,000,000	—	$521,924	$7,521,924

Retirement	—	—	—	—

Termination without Cause	$6,000,000	—	$510,341	$6,510,341

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution.

Table 19: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,852,000	—	$232,727	$3,084,727

Retirement	—	—	—	—

Termination without Cause	$2,024,000	—	$154,943	$2,178,943

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

Messrs. Myers, McCaughey and McIntosh

        The terms of employment with the Corporation for Messrs. Myers, McCaughey and McIntosh are governed by the Corporation's Executive Employment Guidelines (the "Executive Guidelines"). Upon termination without cause within two years following a change in control of the Corporation (a "double trigger" provision), Messrs. Myers, McCaughey and McIntosh are eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Myers, McCaughey and McIntosh vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide.

        Under the Executive Guidelines, the Corporation's group benefits and pension contributions to Messrs. Myers, McCaughey and McIntosh discontinue on the date of termination.

        Outside of the two-year period following a change in control, upon termination without cause, Messrs. Myers, McCaughey and McIntosh are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

        In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

        The foregoing entitlements are conferred on Messrs. Myers, McCaughey and McIntosh in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

        The following tables summarize the incremental payments to which Messrs. Myers, McCaughey and McIntosh would have been entitled upon a change in control occurring on December 31, 2014, or if their employment had been terminated on December 31, 2014 as a result of a change in control, retirement or termination without cause.

Table 20: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,485,000	—	—	$2,485,000

Retirement	—	—	—	—

Termination without Cause	$2,485,000	—	—	$2,485,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 21: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,063,953	—	—	$2,063,953

Retirement	—	—	—	—

Termination without Cause	$2,063,953	—	—	$2,063,953

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. McIntosh's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,067,110	—	—	$2,067,110

Retirement	—	—	—	—

Termination without Cause	$2,067,110	—	—	$2,067,110

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph

        The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2009 to December 31, 2014.

        As can be seen from the performance graph above, an investment in the Corporation on January 1, 2010 would have resulted in a 37% increase in value over the five-year period ended December 31, 2014 compared with a 44% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

        Over the same period, total NEO Compensation (as defined below) increased by 20%. In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market price performance of the SVS.

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

EXECUTIVE SHARE OWNERSHIP

        The Corporation has share ownership guidelines for the CEO, Executive Vice Presidents and Senior Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their base salary in securities of the Corporation as shown in Table 23. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. As of December 31, 2014, the applicable NEOs were in compliance with the share ownership guidelines, as follows:

Table 23: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)		Share Ownership (Multiple of Salary)

Craig H. Muhlhauser(2)	$5,000,000 (5 × salary)	$12,253,871	(3)	12.3x

Darren G. Myers	$1,000,000 (2 × salary)	$2,660,495		5.3x

Michael P. McCaughey	$950,000 (2 × salary)	$2,415,258		5.1x

Elizabeth L. DelBianco	$920,000 (2 × salary)	$2,370,036		5.2x

Glen D. McIntosh	$900,000 (2 × salary)	$2,409,095		5.4x

(1)
Includes the following, as of December 31, 2014: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on January 31, 2015 at 60% of target, which, on December 31, 2014, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $11.74 being the closing price of SVS on the NYSE on December 31, 2014.

(2)
The Compensation Committee increased the ownership guideline applicable to the CEO from 4x salary to 5x salary, effective April 22, 2014.

(3)
Mr. Muhlhauser's Share Ownership (Value) of $12,253,871 consists of the following holdings: (i) $5,695,027 in value of SVS beneficially owned by Mr. Muhlhauser, (ii) $5,207,535 in value of unvested RSUs, and (iii) $1,351,309 in value of PSUs that vested on January 31, 2015 at 60% of target, which, on December 31, 2014, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $11.74, being the closing price of SVS on the NYSE on December 31, 2014.

C.    Board Practices

        Members of the Board are elected until the next annual meeting or until their successors are elected or appointed. Each member of our senior management is appointed to serve at the discretion of our Board (subject to the terms and conditions of their respective employment agreements). See Item 6(A), "Directors and Senior Management" for details for the period during which each director has served in his/her office. Our non-management directors meet in camera (i.e., without our chief executive officer, chief financial officer or other members of management present) from time to time to consider such matters as they deem appropriate. In accordance with NYSE listing standards, "non-management" directors are all those who are not executive officers of the Corporation. We have designated the Chair of the Board as the presiding non-management director at all in camera sessions. The non-management directors can set their own agenda, maintain minutes and report back to the Board as a whole. Among the items that the non-management directors meet privately in camera to review is the performance of the Corporation's executive officers. Our Audit Committee, which consists solely of independent, non-management directors, met in camera immediately following each Audit Committee meeting in 2014.

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

  Communications with the Board of Directors

        Shareholders and other interested parties may communicate with the Board, the Audit Committee, the Compensation Committee, any individual director, or all non-management or independent directors as a group, by writing to:

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

Board Committees

        The Board has three standing committees, each with a specific mandate (charter): the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. All of these committees are composed solely of independent directors (as that term is defined by the SEC and in the NYSE listing standards).

  Audit Committee

        The Audit Committee consists of Ms. Koellner (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom the Board has determined are independent directors (as that term is defined by the SEC and in the NYSE listing standards) and are financially literate. All of the committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. In addition to fulfilling the responsibilities as set forth in its mandate, in 2014, the Audit Committee implemented a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Celestica's management information systems and internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

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

        The Audit Committee has received the written disclosures and the letter from the independent auditor as required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and

        Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in this Annual Report for the year ended December 31, 2014 for filing with the SEC.

        The Audit Committee:

                Mr. DiMaggio
                Mr. Etherington
                Ms. Koellner
                Mr. Natale
                Ms. Perry
                Mr. Ryan
                Mr. Wilson

  Compensation Committee

        The Compensation Committee consists of Mr. Ryan (Chair), Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Natale, Ms. Perry and Mr. Wilson, all of whom the Board has determined are independent directors pursuant to the rules of the SEC and NYSE listing standards. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee: approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews and approves annually the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; reviews and approves the compensation of the CEO based on an assessment of the CEO's annual performance; reviews the compensation of our most senior executives; reviews our succession plans for key executive positions; reviews and approves material changes to our organizational structure and human resource policies; and regularly reviews the risks associated with our executive compensation policies and practices. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our compensation consultant in making recommendations to the Compensation Committee regarding executive officer and director compensation.

        A copy of the Compensation Committee Mandate is available on our website at www.celestica.com.

  Compensation Committee Report:

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2014.

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

D.    Employees

        As of December 31, 2014, we employed approximately 25,000 permanent and temporary (contract) employees worldwide (December 31, 2013 — 27,000; December 31, 2012 — 29,000). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.

        The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2012	7,000	2,000	20,000
December 31, 2013	5,000	2,000	20,000
December 31, 2014	4,000	2,000	19,000

        Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2014, approximately 4,000 temporary (contract) employees (December 31, 2013 — 4,400; December 31, 2012 — 5,300) were engaged by us worldwide. We used, on average for the year, approximately 4,200 temporary (contract) employees in 2014.

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 11, 2015 by each director, each executive officer (including each NEO) and all directors and executive officers of Celestica as a group. Unless otherwise noted, the address of each shareholder named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS.

Name of Beneficial Owner(1)(2)	Voting Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
William A. Etherington	10,000 SVS	*	*	*
Daniel P. DiMaggio	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Joseph M. Natale	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Gerald W. Schwartz(3)(4)	18,946,368 MVS	100.0%	11.1%	75.8%
	657,264 SVS	*	*	*
Michael M. Wilson	0 SVS	—	—	—
Craig H. Muhlhauser	2,212,519 SVS	1.5%	1.3%	*
Darren G. Myers	167,502 SVS	*	*	*
Elizabeth L. DelBianco	146,647 SVS	*	*	*
Glen D. McIntosh	163,943 SVS	*	*	*
Michael L. Andrade(5)	262,080 SVS	*	*	*
Michael P. McCaughey	77,413 SVS	*	*	*
Arpad Hevizi	0 SVS	—	—	—
All directors and executive officers as a group (15 persons)(6)	18,946,368 MVS	100.0%	11.1%	75.8%
	3,697,368 SVS	2.4%	2.2%	*
Total percentage of all equity shares and total percentage of voting power			13.3%	76.4%

  *Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. In addition, certain SVS subject to stock options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, even though the exercise of these stock options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities. Information with respect to stock options held by each NEO is included in Table 13.

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge. Except as otherwise disclosed, such information has been provided by each director and officer.

(3)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz includes 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 536,607 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex. 688,807 of the MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex (each of which MVS will, upon exercise of such options, be automatically converted into an SVS), and 110,435 of the SVS beneficially owned by Onex are held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex and the shares held in trust for Celestica Employee Nominee Corporation.

(5)
Includes 156,007 SVS subject to exercisable stock options granted from January 31, 2006 to January 28, 2013.

(6)
Includes 1,987,030 SVS subject to exercisable stock options granted from June 6, 2005 to January 28, 2013.

        Multiple voting shares and subordinate voting shares have different voting rights. Multiple voting shares entitle the holder to 25 votes per share and subordinate voting shares entitle the holder to one vote per share. Subordinate voting shares represent approximately 24% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation".

        At February 11, 2015, approximately 100 persons (including 6 of our 7 executive officers) held stock options to acquire an aggregate of 3.1 million subordinate voting shares. These stock options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation" and note 12(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issuable to our employees. The following table sets forth information with respect to stock options outstanding as at February 11, 2015.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Date/Year of Issuance	Date of Expiry
Executive Officers	50,000	$13.00	June 6, 2005	June 6, 2015
	15,000	C$16.20	July 5, 2005	July 5, 2015
	168,943	$10.00/C$11.43	January 31, 2006	January 31, 2016
	125,000	$6.05	February 2, 2007	February 2, 2017
	225,000	$6.51	February 5, 2008	February 5, 2018
	220,833	$4.13	February 3, 2009	February 3, 2019
	278,867	$10.20/C$10.77	February 2, 2010	February 2, 2020
	371,667	$9.87/C$9.87	February 1, 2011	February 1, 2021
	7,435	C$10.69	March 11, 2011	March 11, 2021
	420,530	$8.21/C$8.26	January 31, 2012	January 31, 2022
	625,934	$8.24/C$8.29	January 28, 2013	January 28, 2023
All other Celestica Employees	13,600	$10.72-C$16.20	During 2005	July 5, 2015-December 5, 2015
	103,118	$10.00/C$11.43	January 31, 2006	January 31, 2016
	22,950	$9.35-$11.52	During 2006	February 6, 2016-December 5, 2016
	80,924	$6.05/C$7.10	February 2, 2007	February 2, 2017
	54,125	$5.77-$7.06	During 2007	February 26, 2017-December 7, 2017
	41,500	$6.51/C$6.51	February 5, 2008	February 5, 2018
	15,040	C$6.21-$9.21	During 2008	March 5, 2018-December 5, 2018
	22,876	C$10.77	February 2, 2010	February 2, 2020
	34,117	$9.87/C$9.87	February 1, 2011	February 1, 2021
	69,582	$8.21/C$8.26	January 31, 2012	January 31, 2022
	127,367	$8.24/C$8.29	January 28, 2013	January 28, 2023

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 11, 2015* by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights (see Item 6(E) above). Subordinate voting shares represent approximately 24% of the aggregate voting rights attached to Celestica's shares. See Item 10,

*
note that Mackenzie Financial Corporation filed a 13G/A on February 12, 2015 with respect to its holdings as of December 31, 2014.

"Additional Information — Memorandum and Articles of Incorporation" and Item 4(B) "Information on the Company — Business Overview — Controlling Shareholder Interest" above.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,946,368 MVS	100.0%	11.1%	75.8%
	536,607 SVS	*	*	*
Gerald W. Schwartz(3)	18,946,368 MVS	100.0%	11.1%	75.8%
	657,264 SVS	*	*	*
Mackenzie Financial Corporation(4)	18,772,767 SVS	12.4%	11.0%	3.0%
Letko, Brosseau & Associates Inc.(5)	18,605,268 SVS	12.3%	10.9%	3.0%
BlackRock, Inc.(6)	11,562,008 SVS	7.6%	6.8%	1.8%
Donald Smith & Co., Inc.(7)	8,649,742 SVS	5.7%	5.1%	1.4%
Total percentage of all equity shares and total percentage of voting power			45.3%	85.1%

  *Less than 1%.

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

(2)
Includes 945,010 MVS held by a wholly-owned subsidiary of Onex, 110,435 SVS held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan, and 102,597 SVS directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

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

The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz includes 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 536,607 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, of which 688,807 MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex (each of which MVS will, upon exercise of such options, be automatically converted into an SVS), and of which 110,435 SVS are held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex and the shares held in trust for Celestica Employee Nominee Corporation.

The address of Mr. Schwartz is: 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
Mackenzie Financial Corporation ("Mackenzie") is the beneficial owner of 18,772,767 SVS and has sole voting power and sole dispositive power over these shares. The address of Mackenzie is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1, and the number of shares reported as owned by it in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by it with the SEC on February 12, 2015. The percentage ownership of SVS beneficially owned by Mackenzie was 17.2% as of February 15, 2013, 14.5% as of February 14, 2014, and 12.4% as of February 12, 2015.

(5)
Letko, Brosseau & Associates Inc. ("Letko") is the beneficial owner of 18,605,268 SVS and has sole voting power and sole dispositive power over these shares. Clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the SVS reported as beneficially owned by Letko. No clients of Letko beneficially owns more than five percent of the SVS. The address of Letko is: 1800 McGill College Av., Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Letko with the SEC on February 5, 2015. The percentage ownership of SVS beneficially owned by Letko was 10.6% as of February 15, 2013, 11.4% as of February 14, 2014, and 12.3% as of February 11, 2015.

(6)
BlackRock, Inc. ("Blackrock") is the beneficial owner of 11,562,008 SVS and has sole voting power over 9,926,095 SVS and sole dispositive power over 11,562,008 SVS. The address of BlackRock is: 55 East 52nd Street, New York, New York 10022. The number of shares reported as owned by BlackRock in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed with the SEC on January 26, 2015 by it, on behalf of itself (as a parent holding company) and certain of its subsidiaries, identified therein. One such subsidiary, Blackrock Asset Management Canada Limited, is identified as owning 5% or greater of the outstanding shares of the Corporation. The percentage ownership of SVS beneficially owned by Blackrock was 6.8% as of February 15, 2013, 6.2% as of February 14, 2014, and 7.6% as of February 11, 2015.

(7)
Based on information provided by Donald Smith & Co. ("DSC") on a Form 13F-HR filed on February 2, 2015 with the SEC with respect to holdings as of December 31, 2014. The percentage ownership of SVS beneficially owned by DSC was 6.6% as of February 15, 2013, 4.7% as of February 14, 2014, and 5.7% as of February 11, 2015.

        Mackenzie and Letko have been major shareholders since 2007. BlackRock has been a major shareholder since 2012. DSC was a major shareholder in 2012 and again in 2014.

  Holders

        As of February 11, 2015, there were approximately 1,730 holders of record of subordinate voting shares, of which 400 holders, holding approximately 66% of the outstanding subordinate voting shares, were resident in the United States and 390 holders, holding approximately 34% of the outstanding subordinate voting shares, were resident in Canada. No multiple voting shares are held in the United States.

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

        We had manufacturing and services agreements with two companies related to or under the control of Onex or Gerald Schwartz (the Chairman of the Board, President and Chief Executive Officer of Onex, and one of our directors) in 2013 (and no such agreements during 2014). During 2013, we recorded revenue of $10.8 million in the aggregate from such companies. At December 31, 2013, we had no amounts due from either of these related companies. All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

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

Indebtedness of Related Parties

        As at February 11, 2015, no related parties (as defined in Form 20-F) were indebted to Onex, Celestica or its subsidiaries.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements".

        Certain geographic information for countries exceeding 10% of our external revenue over the last three years is set forth in note 24 to the Consolidated Financial Statements in Item 18. All other countries individually represented less than 10% of our external revenue for each of such years.

Litigation

        We are party to litigation from time-to-time. We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, or financial condition of Celestica.

        We are party to securities class action lawsuits commenced in 2007 against us and our former Chief Executive and Chief Financial Officers in the United States District Court for the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our subordinate voting shares, as well as parallel class proceedings, including a claim issued in October 2011, against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 23 to the Consolidated Financial Statements under the caption "Litigation" in Item 18 for a detailed description of the history and status of such lawsuits, including an agreement in principle reached by the parties to settle the U.S. case on February 24, 2015. It is anticipated that the settlement amount will be covered by our liability insurance. However, as the settlement has not yet been finalized, and is in any event subject to approval by the District Court, there can be no assurance that the settlement will be entered into at all, that any actual settlement or other disposition of the lawsuit will not be in excess of amounts accrued or on terms less favorable to us than the agreement in principle, or that the actual settlement or other disposition of the lawsuit will not have a material adverse impact on our financial position or liquidity. If a settlement is not achieved on terms acceptable to us, we intend to continue to vigorously defend this lawsuit.

        The parallel class proceedings in the Ontario Superior Court of Justice are not affected by the agreement in principle discussed above. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If a related appeal currently pending in the Supreme Court of Canada does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

        Information concerning other litigation (including with respect to certain tax matters) is disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 23 to the Consolidated Financial Statements in Item 18.

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

        The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2010	$11.24	$7.51	207,160,000
Year ended December 31, 2011	11.98	6.94	194,790,000
Year ended December 31, 2012	10.22	6.75	122,930,000
Year ended December 31, 2013	11.31	7.65	69,130,000
Year ended December 31, 2014	12.93	9.12	63,390,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2010	C$	11.41	C$	8.04	259,630,000
Year ended December 31, 2011		11.75		7.15	295,270,000
Year ended December 31, 2012		10.14		6.63	319,390,000
Year ended December 31, 2013		11.78		7.79	214,460,000
Year ended December 31, 2014		13.77		10.11	188,820,000

        The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2013
First quarter	$8.63	$7.80	19,380,000
Second quarter	9.80	7.65	12,440,000
Third quarter	11.27	8.99	19,870,000
Fourth quarter	11.31	9.56	17,440,000
Year ended December 31, 2014
First quarter	$10.95	$9.12	16,210,000
Second quarter	12.79	10.51	17,500,000
Third quarter	12.93	10.09	15,320,000
Fourth quarter	11.83	9.38	14,360,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2013
First quarter	C$	8.75	C$	7.79	47,620,000
Second quarter		9.96		7.83	49,760,000
Third quarter		11.66		9.36	53,840,000
Fourth quarter		11.78		9.98	63,240,000
Year ended December 31, 2014
First quarter	C$	12.10	C$	10.11	41,950,000
Second quarter		13.72		11.51	43,600,000
Third quarter		13.59		11.12	42,800,000
Fourth quarter		13.77		10.56	60,470,000

        The high and low market prices for each month for the most recent six months based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
September 2014	$11.01	$10.09	4,060,000
October 2014	10.98	9.38	5,660,000
November 2014	11.11	10.70	3,290,000
December 2014	11.83	10.47	5,410,000
January 2015	11.73	10.85	8,530,000
February 2015	12.07	11.17	6,920,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
September 2014	C$	12.00	C$	11.12	18,820,000
October 2014		12.38		10.56	24,250,000
November 2014		12.63		12.08	8,170,000
December 2014		13.77		11.88	28,050,000
January 2015		14.23		13.53	18,880,000
February 2015		15.08		14.01	10,770,000

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

  Shareholder Rights and Limitations

        The rights and preferences attached to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3ASR (Reg. No. 333-199616), filed with the SEC on October 27, 2014, which section is incorporated herein by reference thereto.

        Additional information concerning the rights and limitations of shareholders contained in Celestica's articles of incorporation is described in the section entitled "Comparison of Celestica and MSL Stockholder's Rights" of our registration statement on Form F-4/A (Reg. No. 333-110362), filed with the SEC on February 9, 2004, which information (pertaining to Celestica) is incorporated herein by reference thereto.

C.    Material Contracts

        Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, entered into during the two years immediately preceding the publication of this Annual Report, is included in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources" and Item 6(B), "Compensation". These contracts include equity compensation plans and agreements related to our credit facilities, A/R sales program and D&H acquisition, each of which is included as an exhibit to this Annual Report. See Item 19, "Exhibits".

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, although there may be Canadian and other foreign tax considerations. See Item 10(E), "Taxation".

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

        This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 11, 2015, and the current published administrative practices of the Canada Revenue Agency.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of February 10, 2015, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities", taxpayers who hold subordinate voting shares as part of a "straddle", "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        Individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) generally will be taxed at a current maximum U.S. federal rate of 20% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

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

        A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares". A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date", unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain. Long-term capital gain that is recognized by non-corporate taxpayers is eligible for a current maximum 20% rate of taxation plus a 3.8% tax on passive income derived by certain high-income individuals and trusts. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

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

        The special PFIC rules do not apply to a United States Holder if the United States Holder makes an election to treat the Corporation as a "qualified electing fund" in the first taxable year in which he or she owns subordinate voting shares and if we comply with reporting requirements as described below. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a United States Holder generally must file a completed IRS Form 8621 every year.

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

        Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2014 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2015 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.

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

        Non-United States Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on or upon the disposition of shares, provided, in some instances, that the non-United States Holder provides a taxpayer identification number, certifies to his foreign status or otherwise establishes an exemption.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        Any statement in this Annual Report about any of our contracts or other documents is not exhaustive. If the contract or document is filed as an exhibit to this Annual Report or is incorporated herein by reference thereto, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

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

        We do not hold financial instruments for trading purposes.

Exchange Rate Risk

        We have entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market risk. The table below presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2014, we had foreign currency contracts covering various currencies in an aggregate notional amount of $818.6 million (December 31, 2013 — $809.8 million). These contracts had a fair value net unrealized loss of $15.0 million at December 31, 2014 (December 31, 2013 — $17.3 million net unrealized loss).

        At December 31, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2015	2016	2017 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Forward Exchange Agreements
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$286.7	$6.6	$—	$293.3	$(6.7)
Average exchange rate	0.88	0.87
Receive Thai Baht/Pay U.S.$
Contract amount	$113.0	$16.5	—	$129.5	$(1.1)
Average exchange rate	0.03	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$71.8	$12.6	—	$84.4	$(5.1)
Average exchange rate	0.30	0.29
Receive Mexican Peso/Pay U.S.$
Contract amount	$30.6	$1.6	—	$32.2	$(2.2)
Average exchange rate	0.07	0.07
Pay British Pound Sterling/Receive U.S.$
Contract amount	$98.3	—	—	$98.3	$1.7
Average exchange rate	1.59
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$98.9	—	—	$98.9	$(0.1)
Average exchange rate	0.16
Pay Euro/Receive U.S.$
Contract amount	$34.9	—	—	$34.9	$0.6
Average exchange rate	1.24
Receive Romanian Leu/Pay U.S.$
Contract amount	$15.8	—	—	$15.8	$(1.1)
Average exchange rate	0.29
Receive Singapore Dollar/Pay U.S.$
Contract amount	$25.3	—	—	$25.3	$(1.0)
Average exchange rate	0.79
Receive Other/Pay U.S.$
Contract amount	$6.0	—	—	$6.0	—
Average exchange rate	—

Total	$781.3	$37.3	$—	$818.6	$(15.0)

Interest Rate Risk and Credit Risk

        Borrowings under our revolving credit facility bear interest at LIBOR, Prime or Federal Funds rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage point increase in these rates would increase interest expense by $3.0 million annually, assuming borrowings of $300.0 million under such credit facility (the credit limit thereunder without use of its $150.0 million accordion feature). As of December 31, 2014, there were no amounts outstanding under this facility. See note 11 to the Consolidated Financial Statements in Item 18.

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

        Cash balances held at banking institutions in the United States with which we do business may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. While management monitors the cash balances in these bank accounts, such cash balances could be impacted if the underlying banks were to become insolvent or could be subject to other adverse conditions in the financial markets.

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2014 a Standard and Poor's rating of A-1 or above. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

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

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        Information required by this Item concerning our disclosure controls and procedures, and changes in our internal control over financial reporting, is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Controls and Procedures".

        Management's Report on Internal Control over Financial Reporting is set forth on page F-1 of our Consolidated Financial Statements in Item 18.

        The attestation report from our independent auditors, KPMG LLP, is set forth on page F-2 of our Consolidated Financial Statements in Item 18.

Item 16.    [Reserved.]

Item 16A.    Audit Committee Financial Expert

        The Board has considered the extensive financial experience of Mr. Etherington, Ms. Koellner, and Ms. Perry, and has determined that each of them is an audit committee financial expert within the meaning of Item 407(d)(5) of Regulation S-K of the U.S. Exchange Act, and Item 16A(b) of Form 20-F, and each are independent directors, as that term is defined by the SEC and in the NYSE listing standards.

Item 16B.    Code of Ethics

        The Board has adopted a Finance Code of Professional Conduct for Celestica's CEO, our senior finance officers, and all personnel in its finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure; compliance with all applicable laws, rules and regulations; prompt internal reporting of violations of the code and accountability for adherence to the code. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

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

        Our auditors are KPMG LLP ("KPMG"). KPMG did not provide any financial information systems design or implementation services to us during 2013 or 2014. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $3.1 million in 2014 (2013 — $3.2 million) for audit services.

Audit-Related Fees

        KPMG billed $0.2 million in 2014 (2013 — $0.1 million) for audit-related services, including due diligence related to acquisitions and pension audits.

Tax Fees

        KPMG billed $0.1 million in 2014 (2013 — $0.2 million) for tax compliance and advisory services.

All Other Fees

        KPMG billed no other amounts in 2014, and billed $0.1 million in 2013 for other advisory services pertaining to system reviews.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of subordinate voting shares purchased (in millions)	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs (in millions)

January 1 — 31, 2014(1)	0.9	$10.37	0.9	4.6

February 1 — 28, 2014(1)	0.3	$ 9.30	0.3	4.3

March 1 — 31, 2014(1)	—	—	—	4.3

April 1 — 30, 2014(1)	—	—	—	4.3

May 1 — 31, 2014(1)	2.6	$10.43	2.6	1.7

June 1 — 30, 2014(1)	—	—	—	1.7

July 1 — 31, 2014(1)	1.6	$12.01	1.6	0.1

August 1 — 31, 2014(1)(3)	1.5	$10.80	0.1	0.0

September 1 — 30, 2014(2)(3)	1.5	$10.74	0.7	9.6

October 1 — 31, 2014(2)	1.1	$10.09	1.1	8.5

November 1 — 30, 2014(2)	1.0	$10.99	1.0	7.5

December 1 — 31, 2014(2)	0.2	$10.49	0.2	7.3

Total	10.7	$10.74	8.5	7.3

(1)
On August 2, 2013, the TSX accepted our notice to launch an NCIB (the 2013 NCIB) which allowed us to repurchase, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under the bid, up to 9.8 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2014, we repurchased for cancellation a total of 5.5 million shares at a weighted average price of $10.82 per share under the 2013 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2013 NCIB was reduced by the number of subordinate voting shares we purchased for equity-based compensation plans during the term of the 2013 NCIB. The 2013 NCIB was announced on August 2, 2013, and was completed in August 2014.

(2)
On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allows us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases under the bid, up to 10.3 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2014, we repurchased for cancellation a total of 2.9 million shares at a weighted average price of $10.53 per share under the 2014 NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2014 NCIB will be reduced by the number of subordinate voting shares we purchase for equity-based compensation plans during the term of the 2014 NCIB. The 2014 NCIB was announced on September 9, 2014.

(3)
From time-to-time, a trustee has purchased subordinate voting shares in the open market, on our behalf, to settle vested employee awards under our equity-based compensation plans. During 2014, approximately 2.2 million subordinate voting shares were purchased on our behalf by a trustee for such purpose (and were therefore not cancelled).

Item 16F.   Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA, the NYSE and by the SEC under its rules and those mandated by the United States Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers by the NYSE, as described below. Celestica complies with TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the Corporation in the open market. NYSE rules require approval of all equity compensation plans (and material revisions thereto) regardless of whether new issuances or treasury shares are used.

        Our corporate governance guidelines can be accessed electronically at www.celestica.com.

Item 16H.    Mine Safety Disclosure

        Not applicable.

 Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Articles of Incorporation	F-1	333-8700	April 29, 1998	3.1
1.2	Certificate and Articles of Amendment effective October 22, 1996	F-1	333-8700	April 29, 1998	3.2
1.3	Certificate and Articles of Amendment effective January 24, 1997	F-1	333-8700	April 29, 1998	3.3
1.4	Certificate and Articles of Amendment effective October 8, 1997	F-1	333-8700	April 29, 1998	3.4
1.5	Certificate and Articles of Amendment effective April 29, 1998	F-1/A	333-8700	June 1, 1998	3.5
1.6	Articles of Amendment effective June 26, 1998	F-1	333-10030	February 16, 1999	3.6
1.7	Restated Articles of Incorporation effective June 26, 1998	F-1	333-10030	February 16, 1999	3.7
1.8	Restated Articles of Incorporation effective November 20, 2001	20-F	001-14832	April 21, 2003	1.8
1.9	Restated Articles of Incorporation effective May 13, 2003	20-F	001-14832	May 19, 2004	1.9
1.10	Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.11	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
1.12	Bylaw No. 2	F-1	333-8700	April 29, 1998	3.9
1.13	Bylaw No. 3	20-F	001-14832	May 19, 2004	1.12
1.14	Bylaw No. 4	20-F	001-14832	May, 2004	1.14
2.	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Articles of Incorporation and amendments thereto identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation	20-F	001-14832	March 23, 2010	4.1
4.2	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser	20-F	001-14832	March 25, 2008	4.4

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.3	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	001-14832	March 25, 2008	4.6
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.5	Amended & Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.6	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.7	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.8	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
4.9	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	Sc TO-I	005-55523	October 29, 2012	(d)(1)
4.10	Stock Purchase Agreement, dated July 26, 2012, among Celestica (USA) Inc., The Crossbow Group, LLC and D&H Manufacturing Company*	20-F	001-14832	March 15, 2013	4.10
4.11	Directors' Share Compensation Plan (2008)	Sc TO-I	005-55523	October 29, 2012	(d)(3)
4.12	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch					X
4.13	First Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14832	March 15, 2013	2.6
4.14	Second Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 14, 2014	4.14
4.15	Third Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14382	March 14, 2014	4.15

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.16	Fourth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement†					X
4.17	Directors' Share Compensation Plan, as amended July 25, 2013	20-F	001-14382	March 14, 2014	4.16
4.18	Seventh Amended and Restated Revolving Term Credit Agreement, dated October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders	6-K	001-14832	November 6, 2014	4.17
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	001-14382	March 23, 2010	11.1
11.2	Business Conduct Governance Policy					X
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code**					X
15.1	Consent of KPMG LLP, Chartered Professional Accountants					X

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
Date: March 13, 2015

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The management of Celestica Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2014, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014.

March 5, 2015

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Celestica Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Celestica Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Celestica Inc. as of December 31, 2014 and December 31, 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and our report dated March 5, 2015 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada March 5, 2015	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. as of December 31, 2014 and December 31, 2013 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of Celestica Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celestica Inc. as of December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Celestica Inc.'s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2015 expressed an unqualified opinion on the effectiveness of Celestica Inc.'s internal control over financial reporting.

Toronto, Canada March 5, 2015	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

	December 31 2013	December 31 2014
Assets
Current assets:
Cash and cash equivalents (note 20)	$544.3	$565.0
Accounts receivable (note 4)	654.1	693.5
Inventories (note 5)	817.2	719.0
Income taxes receivable	13.6	11.4
Assets classified as held for sale (note 6)	30.2	28.3
Other current assets	61.1	87.0

Total current assets	2,120.5	2,104.2
Property, plant and equipment (note 7)	313.6	312.4
Goodwill (note 8)	60.3	19.5
Intangible assets (note 8)	44.2	35.2
Deferred income taxes (note 19)	45.3	37.3
Other non-current assets (note 9)	55.0	75.0

Total assets	$2,638.9	$2,583.6

Liabilities and Equity
Current liabilities:
Accounts payable	$770.7	$730.9
Accrued and other current liabilities	274.5	259.6
Income taxes payable (note 19)	30.6	14.5
Current portion of provisions (note 10)	33.4	49.3

Total current liabilities	1,109.2	1,054.3
Pension and non-pension post-employment benefit obligations (note 18)	93.5	99.2
Provisions and other non-current liabilities (note 10)	16.3	18.1
Deferred income taxes (note 19)	17.9	17.1

Total liabilities	1,236.9	1,188.7
Equity:
Capital stock (note 12)	2,712.0	2,609.5
Treasury stock (note 12)	(12.0)	(21.4)
Contributed surplus	681.7	677.1
Deficit	(1,965.4)	(1,845.3)
Accumulated other comprehensive loss (notes 2(n) & 13)	(14.3)	(25.0)

Total equity	1,402.0	1,394.9

Total liabilities and equity	$2,638.9	$2,583.6

Commitments, contingencies and guarantees (note 23)
Subsequent events (notes 12 & 23)

Signed on behalf of the Board of Directors

[Signed]	William A. Etherington,	[Signed]	Laurette Koellner,
	Director		Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2012	2013	2014
Revenue	$6,507.2	$5,796.1	$5,631.3
Cost of sales (notes 5 & 14)	6,068.8	5,406.6	5,225.9

Gross profit	438.4	389.5	405.4
Selling, general and administrative expenses (SG&A) (note 14)	237.0	222.3	210.3
Research and development	15.2	17.4	19.7
Amortization of intangible assets (note 8)	11.3	12.2	10.6
Other charges (note 15)	59.5	4.0	37.1

Earnings from operations	115.4	133.6	127.7
Finance costs (note 16)	3.5	2.9	3.1

Earnings before income taxes	111.9	130.7	124.6
Income tax expense (recovery) (note 19):
Current	15.5	16.9	9.7
Deferred	(21.3)	(4.2)	6.7

	(5.8)	12.7	16.4

Net earnings	$117.7	$118.0	$108.2

Basic earnings per share	$0.56	$0.64	$0.61
Diluted earnings per share	$0.56	$0.64	$0.60
Shares used in computing per share amounts (in millions):
Basic (note 22)	208.6	183.4	178.4
Diluted (note 22)	210.5	185.4	180.4

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

	Year ended December 31
	2012	2013	2014
Net earnings	$117.7	$118.0	$108.2
Other comprehensive income (loss), net of tax (note 13):
Items that will not be reclassified to net earnings:
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (notes 2 & 18)	(11.9)	7.6	11.9
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(0.1)	(3.3)	(10.0)
Changes from derivatives designated as hedges	16.5	(15.1)	(0.7)

Total comprehensive income	$122.2	$107.2	$109.4

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)(a)	Total equity
Balance — January 1, 2012	$3,348.0	$(37.9)	$369.5	$(2,196.8)	$(12.3)	$1,470.5
Capital transactions:
Issuance of capital stock	18.3	—	(10.8)	—	—	7.5
Repurchase of capital stock for cancellation	(591.6)	—	302.0	—	—	(289.6)
Purchase of treasury stock	—	(21.7)	—	—	—	(21.7)
Stock-based compensation and other	—	41.3	(4.1)	—	—	37.2
Reclassification of cash-settled stock-based compensation to accrued liabilities (note 12)	—	—	(3.4)	—	—	(3.4)
Total comprehensive income:
Net earnings for 2012	—	—	—	117.7	—	117.7
Other comprehensive income (loss), net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (note 18)	—	—	—	(11.9)	—	(11.9)
Currency translation differences for foreign operations	—	—	—	—	(0.1)	(0.1)
Change from derivatives designated as hedges	—	—	—	—	16.5	16.5

Balance — December 31, 2012	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7
Capital transactions:
Issuance of capital stock	19.9	—	(12.8)	—	—	7.1
Repurchase of capital stock for cancellation	(82.6)	—	29.2	—	—	(53.4)
Purchase of treasury stock	—	(12.8)	—	—	—	(12.8)
Stock-based compensation and other	—	19.1	12.1	—	—	31.2
Total comprehensive income:
Net earnings for 2013	—	—	—	118.0	—	118.0
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 18)	—	—	—	7.6	—	7.6
Currency translation differences for foreign operations	—	—	—	—	(3.3)	(3.3)
Change from derivatives designated as hedges	—	—	—	—	(15.1)	(15.1)

Balance — December 31, 2013	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions:
Issuance of capital stock	20.1	—	(12.3)	—	—	7.8
Repurchase of capital stock for cancellation (b)	(122.6)	—	(8.2)	—	—	(130.8)
Purchase of treasury stock	—	(23.9)	—	—	—	(23.9)
Stock-based compensation and other	—	14.5	15.9	—	—	30.4
Total comprehensive income:
Net earnings for 2014	—	—	—	108.2	—	108.2
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 18)	—	—	—	11.9	—	11.9
Currency translation differences for foreign operations	—	—	—	—	(10.0)	(10.0)
Change from derivatives designated as hedges	—	—	—	—	(0.7)	(0.7)

Balance — December 31, 2014	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9

(a)
Accumulated other comprehensive income (loss) is net of tax. See note 13.

(b)
Includes $50.0 prepayment under a program share repurchase. See note 12.

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2012	2013	2014
Cash provided by (used in):
Operating activities:
Net earnings	$117.7	$118.0	$108.2
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	81.7	71.7	68.7
Equity-settled stock-based compensation (note 12)	35.4	29.2	28.4
Other charges (note 15)	30.8	1.9	47.1
Finance costs	3.5	2.9	3.1
Income tax expense (recovery)	(5.8)	12.7	16.4
Other	(11.2)	3.8	(14.7)
Changes in non-cash working capital items:
Accounts receivable	116.7	46.4	(39.4)
Inventories	147.3	(71.5)	98.2
Other current assets	6.7	3.6	(18.9)
Accounts payable, accrued and other current liabilities and provisions	(193.1)	(47.5)	(31.6)

Non-cash working capital changes	77.6	(69.0)	8.3
Net income taxes paid	(17.3)	(21.8)	(24.0)

Net cash provided by operating activities	312.4	149.4	241.5

Investing activities:
Acquisitions, net of cash acquired (note 3)	(71.0)	—	—
Purchase of computer software and property, plant and equipment	(105.9)	(52.8)	(61.3)
Proceeds from sale of assets	8.9	4.2	1.4

Net cash used in investing activities	(168.0)	(48.6)	(59.9)

Financing activities:
Borrowings under credit facilities (note 11)	55.0	—	—
Repayments under credit facilities (note 11)	—	(55.0)	—
Issuance of capital stock (note 12)	7.5	7.1	7.8
Repurchase of capital stock for cancellation (note 12)	(289.6)	(43.6)	(140.6)
Purchase of treasury stock (note 12)	(21.7)	(12.8)	(23.9)
Finance costs paid	(4.0)	(2.7)	(4.2)

Net cash used in financing activities	(252.8)	(107.0)	(160.9)

Net increase (decrease) in cash and cash equivalents	(108.4)	(6.2)	20.7
Cash and cash equivalents, beginning of year	658.9	550.5	544.3

Cash and cash equivalents, end of year	$550.5	$544.3	$565.0

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

        Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.     BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

Statement of compliance:

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements were authorized for issuance by our Board of Directors on March 5, 2015.

Functional and presentation currency:

        The consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

        Key sources of estimation uncertainty and judgment:    We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs) (we define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), which includes estimating future growth, profitability and discount rates; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted; and the timing of the recognition of charges or recoveries associated with our restructuring actions.

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

(c)   Business combinations:

        We use the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value at the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment (see note 2(l)). Obligations for contingent consideration and contingencies are also recorded at fair value on the acquisition date. We generally record subsequent changes in the fair value of contingent liabilities from the date of acquisition to the settlement date in our consolidated statement of operations. We expense acquisition-related transaction costs as incurred in our consolidated statement of operations.

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

(g)   Inventories:

        We procure inventory and manufacture based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work-in-progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products is less favorable than originally projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.

(h)   Assets classified as held for sale:

        We classify assets as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and are no longer depreciated. The determination of fair value less costs to sell involves judgment by management on the probability and timing of disposition and the amount of recoveries and costs. We may engage independent third parties to determine the estimated fair values less costs to sell for assets classified as held for sale. At the end of each reporting period, we evaluate the appropriateness of our estimates and assumptions. We may require adjustments to reflect actual experience or changes in estimates.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(i)    Property, plant and equipment:

        We carry property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Cost consists of expenditures directly attributable to the acquisition of the asset, including interest on any borrowed funds used for constructing qualified long-term assets. We capitalize the cost of an asset when the economic benefits associated with that asset are probable and when the cost can be measured reliably. We capitalize the costs of major renovations and we write-off the carrying amount of replaced assets. We expense all other maintenance and repair costs in our consolidated statement of operations as incurred. We do not depreciate land. We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

Buildings	25 years
Building/leasehold improvements	Up to 25 years or term of lease
Machinery and equipment	3 to 10 years

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

(k)   Goodwill and intangible assets:

Goodwill:

        We initially measure goodwill on our consolidated balance sheet as the excess of the fair value of the consideration paid compared to the fair value of the identifiable net assets acquired, including the fair value of any contingent consideration. In subsequent reporting periods, we measure goodwill at cost less accumulated impairment losses. We do not amortize goodwill. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that we expect will benefit from the acquisition. See note 2(l), Impairment of goodwill, intangible assets and property, plant and equipment.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Intangible assets:

        We record intangible assets on our consolidated balance sheet at fair value on the date of acquisition. We capitalize intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We estimate the useful life of intangible assets based on the nature of the asset, historical experience and the projected period of expected future economic benefits to be provided by the asset. In subsequent reporting periods, we measure intangible assets at cost less accumulated amortization and accumulated impairment losses. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

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

(l)    Impairment of goodwill, intangible assets and property, plant and equipment:

        We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or a CGU for impairment. Absent triggering events during the year, we conduct our annual impairment assessment in the fourth quarter of the year to correspond with our annual planning cycle. Judgment is required in the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth and discount rates and projecting cash flows, among other factors. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we work with independent brokers to obtain market prices to estimate our real property values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU to reduce the carrying amount of goodwill and then to reduce the carrying amount of other assets in the CGU or group of CGUs on a pro rata basis.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Restructuring:

        We incur restructuring charges relating to workforce reductions, site consolidations and costs associated with exiting businesses. Our restructuring charges include employee severance and benefit costs, gains, losses or impairments related to owned sites and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs related to leased sites and equipment we no longer use.

        The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring plans. Our major assumptions include the timing and number of employees we will terminate, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize employee termination costs in the period the detailed plans are approved and when the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the fair value less costs to sell for these assets. For leased sites that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in future estimates.

Legal:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. We recognize a provision for claims based on management's estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third party advisors in making our determination. The filing of a suit or formal assertion of a claim does not automatically trigger a requirement to record a provision. The ultimate outcome, including the amount and timing of any payments required, may vary significantly from our original estimates. Potential material obligations that have not been recognized as provisions, as the outcome is remote or not probable, or the amount cannot be reliably estimated, are disclosed as contingent liabilities. See note 23.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Under defined contribution plans, our obligation is to make a fixed contribution to a separate entity. The related investment risk is borne by the employee. We recognize our obligations to make contributions to defined contribution plans as an employee benefit expense in our consolidated statement of operations in the period the employee services are rendered.

        Under defined benefit plans, our obligation is to provide an agreed upon benefit to specified plan participants. We remain exposed to the actuarial and investment risks with respect to defined benefit plans. The net obligation is actuarially determined using the projected unit credit method, based on service and management's estimates. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension plan expense and funding.

        Our obligation for each defined benefit plan consists of the present value of the defined benefit obligation less the fair value of plan assets, and is presented on a net basis on our consolidated balance sheet. When the actuarial calculation results in a benefit, the asset we recognize is restricted to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, we also consider any minimum funding requirements that apply to the plan. An economic benefit is available if it is realizable during the life of the plan, or on settlement of the plan liabilities.

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

Stock-based compensation:

        We generally grant stock options, performance share units (PSUs) and restricted share units (RSUs) to employees as part of our stock-based compensation plans. Stock options and RSUs vest in installments over the vesting period. Stock options generally vest 25% per year for four years, and RSUs vest approximately one-third per year for three years. We treat each installment of stock options and RSUs as a separate grant in determining the compensation expense. PSUs vest at the end of their respective terms, generally three years from the grant date, to the extent that specified performance conditions have been met.

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

        The cost we record for RSUs, for all PSUs granted prior to 2011, and for 40% of the PSUs granted in each of 2013 and 2014, is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to the achievement by the Company of pre-determined financial targets over a specified period, is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the level of achievement of such performance conditions. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, under certain circumstances, we have also cash-settled certain awards which we account for as liabilities. We re-measure the liabilities based on our share price at each reporting date and at the settlement date, with a corresponding charge or recovery recorded in our consolidated statement of operations.

        We determine the cost we record for all PSUs granted in 2011 and 2012, and 60% of the PSUs granted in each of 2013 and 2014, using a Monte Carlo simulation model. The number of awards expected to vest is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return (TSR) relative to the TSR of a pre-defined electronics manufacturing services (EMS) competitor group. We do not adjust the grant date fair value regardless of the eventual number of awards that vest based on the level of achievement of the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied.

        We grant deferred share units (DSUs) to certain members of our Board of Directors as part of their compensation, which is comprised of an annual equity award, an annual retainer, and meeting fees. In the case of the annual equity award, which is granted in equal amounts each quarter, the number of DSUs we grant is determined by dividing the dollar value of the award by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. In the case of the annual retainer and meeting fees, the number of DSUs we grant is determined by dividing either 50% or 100% (depending on the election made by each director), of the dollar value of the retainer and fees earned in the quarter by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash after the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares issued from treasury or purchased in the open market, or with cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or with cash. We expense the cost of DSUs through SG&A in our consolidated statement of operations in the period the services are rendered.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(o)   Deferred financing costs:

        Deferred financing costs consist of costs relating to our revolving credit facility which we amortize to our consolidated statement of operations on a straight-line basis over the term of the facility. We record financing costs relating to the issuance of any long-term debt as a reduction to the cost of the related debt which we amortize to our consolidated statement of operations over the term of the related debt or when the debt is retired, if earlier.

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

        We use the liability method of accounting for deferred income taxes. Under this method, we recognize deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carryforwards. We measure deferred income taxes using tax rates and laws that have been enacted or substantively enacted (pursuant to IFRS rules) at the reporting date and that we expect will apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. We recognize deferred income tax assets only to the extent that it is probable, based on management's estimates that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. Estimates of future taxable profit in different tax jurisdictions are an area of estimation uncertainty. We review our deferred income tax assets at each reporting date and reduce them to the extent it is no longer probable that we will realize the related tax benefits. We recognize the effect of a change in income tax rates in the period of enactment or substantive enactment.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        At the inception of a hedging relationship, we formally document the relationship between our hedging instrument and the hedged item, as well as our risk management objectives and strategy for undertaking the various hedge transactions. Our process includes linking all derivatives to specific assets and liabilities on our consolidated balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of the hedged items. We record the gain or loss from these forward contracts in the same line item where the underlying exposures are recognized in our consolidated statement of operations. For our non-designated hedges against our balance sheet exposures denominated in foreign currencies, we record the gain or loss from these forward contracts in SG&A.

        Forward contracts not designated as hedges are marked to market each period, resulting in a gain or loss in our consolidated statement of operations.

        We measure all derivative contracts at fair value in our consolidated balance sheet. The majority of our derivative assets and liabilities arise from foreign currency forward contracts that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in OCI until we recognize the asset, liability or forecasted transactions being hedged in our consolidated statement of operations. For hedges that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in OCI to operations in our consolidated statement of operations over the remaining duration of the original hedge term. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in OCI immediately in our consolidated statement of operations. For our current cash flow hedges, the majority of the underlying expenses we hedge are included in cost of sales in our consolidated statement of operations.

        We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets. The inputs we use include discount rates and forward exchange rates. Changes in these inputs can cause significant volatility in the fair value of our financial instruments in the short-term.

(s)   Impairment of financial assets:

        We review financial assets at each reporting date and these are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset have been negatively impacted. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset's original discount rate and we recognize this loss in our consolidated statement of operations.

(t)    Revenue:

        We derive the majority of our revenue from the sale of electronic products and services that we have manufactured and provided to customer specifications. Our range of services includes design, engineering, manufacturing, assembly and test, fulfillment and after-market services. We recognize revenue from the sale of products and services rendered when the significant risks and rewards of ownership associated with the products sold or services rendered have passed to the buyer and no material uncertainties remain as to the collection of our receivables and we have no further performance obligations thereunder other than our manufacturing or service warranties.

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

(v)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred in our consolidated statement of operations unless development costs meet certain criteria under IFRS for capitalization. We did not capitalize any research and development costs in 2014, 2013 or 2012.

(w)  Earnings per share (EPS):

        We calculate basic EPS by dividing net earnings by the weighted average number of shares outstanding during the period. We calculate diluted EPS using the treasury stock method, which reflects the potential dilution from stock-based awards that are issued from treasury.

(x)   Recently adopted accounting pronouncements:

IAS 32, Financial Instruments — Presentation (revised):

        Effective January 1, 2014, we adopted this amendment issued by the IASB which clarifies the requirements for offsetting financial assets and liabilities. The adoption of this amendment did not have a material impact on our consolidated financial statements.

IFRIC Interpretation 21, Levies:

        Effective January 1, 2014, we adopted this interpretation issued by the IASB which clarifies when the liability for certain levies should be recognized and requires retroactive adoption. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

(y)   Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

        In May 2014, the IASB issued this standard which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 9, Financial Instruments:

        In July 2014, the IASB issued this standard which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, and allows earlier adoption. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company's risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

3.     ACQUISITIONS:

        We did not complete any acquisitions in 2014 or 2013.

        In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to semiconductor capital equipment manufacturers. We financed the purchase price of $71.0, net of cash acquired, from cash on hand. None of the goodwill was deductible for tax purposes. We expensed acquisition-related transaction costs of $0.9 during 2012 in other charges in our consolidated statement of operations.

        Details of the purchase price allocation are as follows:

Current assets, net of cash acquired	$21.6
Property, plant and equipment and other long-term assets	15.1
Customer intangible assets and computer software assets	24.0
Goodwill	26.4
Current liabilities	(4.2)
Deferred income taxes and other long-term liabilities	(11.9)

$71.0

        The acquisition did not have a significant impact on our consolidated results of operations in the year of acquisition.

        Pro forma disclosure:    Revenue and earnings for 2012 would not have been materially different had the acquisition occurred at the beginning of 2012.

        In the fourth quarter of 2014, as a result of our annual impairment assessment of goodwill and intangible assets, we recorded an impairment charge against the goodwill of our semiconductor CGU. See notes 8 and 15(b).

4.     ACCOUNTS RECEIVABLE:

        In November 2012, we amended our existing accounts receivable sales agreement to sell up to $375.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks to, among other things, amend the obligor limits thereunder. In November 2013, we further amended the agreement to reduce its overall capacity to $250.0 based upon our annual review of our requirements under this agreement. In November 2014, we again amended this agreement at the same capacity and added a third bank. Each of these banks had a Standard and Poor's long-term rating of A or above and a short-term rating of A-1 at December 31, 2014. The term of this agreement has been extended through the foregoing amendments for additional one-year periods (and is currently extendable to November 2016 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2014, we had sold $50.0 of accounts receivable under this facility (December 31, 2013 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

5.     INVENTORIES:

        Inventories is comprised of the following:

	December 31
	2013	2014
Raw materials	$527.7	$458.3
Work in progress	109.8	96.8
Finished goods	179.7	163.9

	$817.2	$719.0

        We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. During 2014, we recorded net inventory provisions of $5.8 (2013 — net provisions of $7.9; 2012 — net provisions of $5.3). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During 2012, our net inventory provisions of $5.3 were comprised of new provisions of $10.9 for aged inventory, offset in part by a $5.6 provision reversal for the improved recovery of certain inventory.

6.     ASSETS CLASSIFIED AS HELD FOR SALE:

        As a result of previously announced restructuring actions, we reclassified certain assets as held for sale. At the time of reclassification, we recorded an impairment loss in restructuring charges, where the carrying value of those assets exceeded the fair value less estimated costs to sell. See note 15(a). We have programs underway to sell these assets.

        At December 31, 2014, we had $28.3 (December 31, 2013 — $30.2) of assets classified as held for sale, primarily land and buildings in Europe and the Americas.

7.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are comprised of the following:

	2013
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$24.3	$7.8	$16.5
Buildings including improvements	296.9	141.3	155.6
Machinery and equipment	681.0	539.5	141.5

	$1,002.2	$688.6	$313.6

	2014
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$22.7	$7.8	$14.9
Buildings including improvements	294.7	147.8	146.9
Machinery and equipment	686.2	535.6	150.6

	$1,003.6	$691.2	$312.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table details the changes to the net book value of property, plant and equipment for the years indicated:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2013	$19.0	$162.2	$155.8	$337.0
Additions	—	11.1	34.2	45.3
Depreciation	—	(14.5)	(45.0)	(59.5)
Reclassification to assets held for sale and other disposals	(0.1)	(1.9)	(3.3)	(5.3)
Foreign exchange and other	(2.4)	(1.3)	(0.2)	(3.9)

Balance — December 31, 2013(i)	16.5	155.6	141.5	313.6
Additions	—	7.6	53.0	60.6
Depreciation	—	(15.1)	(43.0)	(58.1)
Reclassification to assets held for sale and other disposals	—	(0.1)	(0.3)	(0.4)
Foreign exchange and other	(1.6)	(1.1)	(0.6)	(3.3)

Balance — December 31, 2014(i)	$14.9	$146.9	$150.6	$312.4

(i)
The net book value of property, plant and equipment at December 31, 2014 included $0.2 (December 31, 2013 — $0.3) of assets under finance leases.

8.     GOODWILL AND INTANGIBLE ASSETS:

        Goodwill and intangible assets are comprised of the following:

	2013
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$14.6	$60.3

Intellectual property	$111.3	$111.3	$—
Other intangible assets	239.1	203.7	35.4
Computer software assets	276.2	267.4	8.8

	$626.6	$582.4	$44.2

	2014
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$55.4	$19.5

Intellectual property	$111.3	$111.3	$—
Other intangible assets	237.5	209.1	28.4
Computer software assets	276.7	269.9	6.8

	$625.5	$590.3	$35.2

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2013	$60.3	$41.5	$11.5	$113.3
Additions	—	—	3.1	3.1
Amortization	—	(6.5)	(5.7)	(12.2)
Foreign exchange and other	—	0.4	(0.1)	0.3

Balance — December 31, 2013	60.3	35.4	8.8	104.5
Additions	—	—	3.2	3.2
Amortization	—	(6.3)	(4.3)	(10.6)
Impairment loss (note 15(b))	(40.8)	—	—	(40.8)
Foreign exchange and other	—	(0.7)	(0.9)	(1.6)

Balance — December 31, 2014	$19.5	$28.4	$6.8	$54.7

        We conduct our annual impairment assessment of goodwill and intangible assets in the fourth quarter of each year (corresponding to our annual planning cycle) and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. See notes 2(l) and 15(b). We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell.

        Prior to our 2014 annual impairment assessment, we did not identify any triggering event during the course of 2014 that would indicate the carrying amount of our assets and CGUs may not be recoverable. In the fourth quarter of 2014, we completed our annual impairment assessment of goodwill and intangible assets, and as a result thereof, recorded an impairment charge of $40.8 against the goodwill of our semiconductor CGU. See note 15(b). In 2013, we recorded no impairment against goodwill or intangible assets. In the fourth quarter of 2012, we recorded impairment charges of $14.6 against goodwill and $0.7 against computer software assets.

9.     OTHER NON-CURRENT ASSETS:

	December 31
	2013	2014
Net pension assets (note 18)	$40.3	$60.3
Land rights	12.2	11.8
Other	2.5	2.9

	$55.0	$75.0

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

10.   PROVISIONS:

        Our provisions include restructuring, warranty, legal and other provisions. We have included a description of our restructuring, warranty and legal provisions in note 2(m). We include details of our restructuring provision in note 15(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal(i)	Other(ii)	Total
Balance — December 31, 2013	$18.0	$21.4	$1.7	$4.3	$45.4
Provisions	0.9	11.5	39.3	0.4	52.1
Reversal of prior year provisions(iii)	(2.9)	(9.0)	(0.1)	—	(12.0)
Payments/usage	(14.1)	(6.1)	(0.1)	(0.3)	(20.6)
Accretion, foreign exchange and other	—	(0.6)	0.4	—	(0.2)

Balance — December 31, 2014	$1.9	$17.2	$41.2	$4.4	$64.7

Current	$1.9	$6.2	$41.2	$—	$49.3
Non-current(iv)	—	11.0	—	4.4	15.4

December 31, 2014	$1.9	$17.2	$41.2	$4.4	$64.7

(i)
During 2014, we recorded provisions for various legal actions based on our estimates of the likely outcomes. The majority of such provisions is covered by insurance recoveries which we have recorded in other current assets in our consolidated balance sheet. At the end of each reporting period, we evaluate the appropriateness of our provisions, and adjustments may be made to reflect actual experience or changes in our estimates.

(ii)
Other includes our asset retirement obligations of $4.3, relating primarily to leased sites.

(iii)
During 2014, we reversed prior year restructuring provisions primarily to reflect lower than estimated lease payouts related to operations we intend to close. We also reversed prior year warranty provisions for our expired warranties. In addition, during the third quarter of 2014, we reviewed the estimates and assumptions used to determine our warranty provision and recorded a net reversal of $2.5 to reflect adjustments based on historical experience.

(iv)
Non-current balances are included in provisions and other non-current liabilities in our consolidated balance sheet.

See note 23 regarding contingent liabilities.

11.   CREDIT FACILITIES:

        Our $400.0 revolving credit facility was scheduled to mature in January 2015. This facility included an accordion feature that would have allowed us to increase the credit limit under this facility by an additional $50.0 upon satisfaction of certain terms and conditions. In October 2014, we amended this facility under generally similar terms and conditions, extending its maturity to October 2018. Based on a review of our overall requirements, the credit limit of the amended facility was reduced to $300.0, with an accordion feature that allows us to increase this limit by an additional $150.0 upon satisfaction of certain terms and conditions. The facility includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. Borrowings under this facility bear interest for the period of the draw at LIBOR, Prime or Federal Funds rate plus a margin. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). We are required to comply with certain restrictive covenants in respect of the facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility.

        Borrowings under our revolving credit facility have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase and cancel $175.0 of our subordinate voting shares, $55.0 of which were funded through this facility and repaid in full in the first half of 2013.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

See note 12. At December 31, 2014, there were no amounts outstanding under this credit facility (December 31, 2013 — no amounts outstanding), and we were in compliance with all applicable restrictive and financial covenants required by this facility. Commitment fees paid in 2014 were $2.0 (2013 and 2012 — $2.0 per year). At December 31, 2014, we had $28.5 (December 31, 2013 — $29.7) outstanding in letters of credit under this facility.

        We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2014 or December 31, 2013.

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

(a)   Capital transactions:

Number of shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares
Issued and outstanding at December 31, 2013	162.0	18.9
Issued from treasury(i)	2.1	—
Cancelled under NCIB	(8.5)	—

Issued and outstanding at December 31, 2014	155.6	18.9

(i)
During 2014, we issued 1.1 million (2013 — 1.2 million; 2012 — 1.2 million) subordinate voting shares upon the exercise of employee stock options for cash proceeds of $7.8 (2013 — $7.1; 2012 — $7.5). We also issued 1.0 million (2013 — 1.1 million; 2012 — 0.8 million) subordinate voting shares from treasury with an ascribed value of $8.6 (2013 — $9.3; 2012 — $7.7) upon the vesting of certain RSUs. We also settled RSUs and PSUs with subordinate voting shares purchased in the open market. Settlement of these awards is described below.

        We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and pursuant to an SIB. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a pre-payment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR's completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During 2014, we paid $59.6 (including transaction fees) to repurchase and cancel 5.5 million subordinate voting shares at a weighted average price of $10.82 per share under the 2013 NCIB, including 4.0 million subordinate voting shares repurchased pursuant to two PSRs and 0.9 million subordinate voting shares repurchased pursuant to an ASPP completed during the term of the 2013 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2013 NCIB was reduced by 0.3 million subordinate voting shares we purchased in the open market during the term of the 2013 NCIB to satisfy obligations under our stock-based compensation plans.

        On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allows us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2014, we paid $31.0 (including transaction fees) to repurchase and cancel 2.9 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.53 per share. In December 2014, the TSX accepted our notice to amend the 2014 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $50.0 to a broker in December 2014 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR's completion. We completed this PSR on January 28, 2015 pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share.

        During 2013, we paid $43.6 (including transaction fees) to repurchase and cancel 4.1 million subordinate voting shares under the 2013 NCIB, at a weighted average price of $10.70 per share. At December 31, 2013, we recorded a liability of $9.8, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the ASPP described above.

        During the third quarter of 2012, we completed an NCIB launched in February 2012 (the 2012 NCIB), which allowed us to repurchase up to 16.2 million subordinate voting shares in the open market or as otherwise permitted. During 2012, we paid $113.8 (including transaction fees) to repurchase and cancel 13.3 million subordinate voting shares under the 2012 NCIB, at a weighted average price of $8.52 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2012 NCIB was reduced by 2.6 million subordinate voting shares we purchased in the open market during its term to satisfy obligations under our stock-based compensation plans. In the fourth quarter of 2012, we completed an SIB, pursuant to which we paid $175.0 to repurchase and cancel 22.4 million subordinate voting shares. We funded the repurchases under the SIB using $120.0 of cash on hand and $55.0 of cash drawn from our revolving credit facility. See note 11.

(b)   Stock-based compensation:

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Celestica Share Unit Plan (CSUP):

        Under the CSUP, we may grant RSUs and PSUs to eligible employees. We have the option to settle RSUs and PSUs issued thereunder in subordinate voting shares purchased in the open market, or in cash.

        For DSUs issued to eligible directors under our Directors' Share Compensation Plan, see note 12(c).

        During 2014, we recorded employee stock-based compensation expense, which excludes DSU expense, of $28.4 (2013 — $29.2; 2012 — $35.6) in cost of sales and SG&A. The amount of our employee stock-based compensation expense varies from period-to-period. The portion of our expense that relates to a non-market performance condition generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

(i)    Stock option plans:

        We have granted stock options under our LTIP. Options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date.

        Stock option transactions were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price
	(in millions)
Outstanding at January 1, 2013	6.0	$9.52
Granted	1.0	$8.02
Exercised	(1.2)	$5.85
Forfeited/Expired	(0.5)	$13.09

Outstanding at December 31, 2013	5.3	$9.43
Granted	—	—
Exercised	(1.1)	$6.81
Forfeited/Expired	(0.9)	$15.74

Outstanding at December 31, 2014	3.3	$8.05
Shares reserved for issuance upon exercise of stock options or awards (in millions)	17.1

        We did not grant any stock options in 2014. Outstanding stock options were exercised throughout the year. The weighted average closing market price of our subordinate voting shares was $10.83 during 2014 (2013 — $9.62).

        The following stock options were outstanding as at December 31, 2014:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$4.13 — $6.05	0.5	$5.07	3.1	0.5	$5.07
$6.51 — $8.21	0.8	$7.58	5.5	0.5	$7.16
$8.24 — $9.87	1.3	$8.79	7.4	0.4	$9.33
$10.00 — $10.20	0.6	$10.11	3.3	0.6	$10.11
$10.69 — $14.00	0.1	$12.57	0.9	0.1	$12.60

	3.3			2.1

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We amortize the estimated fair value of options to expense over the vesting period (generally four years). We determined the grant date fair value of the stock options using the Black-Scholes option pricing model with the following weighted average assumptions for the years indicated below:

	Year ended December 31
	2012	2013	2014(1)
Risk-free interest rate	0.9%	1.0%	N/A
Dividend yield	—	—	—
Expected volatility of the market price of our shares	53%	50%	N/A
Expected option life (in years)	5.5	5.5	N/A
Weighted average fair value of options granted	$3.92	$3.73	N/A

(1)
We did not grant any stock options in 2014.

        We determine the expected volatility of our subordinate voting shares based on an evaluation of the historical volatility of our share price. We determine the expected option life based on historical option holder behavior and the risk-free interest rate is based on U.S. government bond yields.

(ii)   RSUs and PSUs:

        We have granted to our employees RSUs and PSUs pursuant to our LTIP and CSUP. These grants generally entitle the holder to receive one subordinate voting share or, at our discretion, the cash equivalent of the market value of a subordinate voting share at the date of vesting. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing subordinate voting shares from treasury, subject to certain limits. We have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, under certain circumstances, we have also cash-settled certain awards upon vesting (see below). We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table below as outstanding on December 31, 2014 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions. The following table outlines the RSU and PSU transactions during the years indicated. As of December 31, 2014, none of the outstanding RSUs or PSUs had vested.

Number of awards (in millions)	RSUs	PSUs
Outstanding at January 1, 2013	3.4	4.8
Granted	2.3	2.1
Settled	(2.0)	(1.3)
Forfeited/Expired	(0.2)	(0.2)

Outstanding at December 31, 2013	3.5	5.4
Granted	2.1	2.6
Settled	(2.0)	(0.5)
Forfeited/Expired	(0.2)	(1.4)

Outstanding at December 31, 2014	3.4	6.1

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        During 2014, we granted 2.6 million (2013 — 2.1 million) PSUs, of which 60% vest based on the achievement of a market performance condition tied to TSR, and the balance vest based on a non-market performance condition based on pre-determined financial targets. In 2012, we granted 2.4 million PSUs, all of which vest based on the achievement of a market performance condition tied to TSR. See note 2(n) for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent years to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury.

        The weighted average grant date fair value of RSUs awarded in 2014 was $9.33 per unit (2013 — $8.32; 2012 — $8.18). The weighted average grant date fair value of PSUs awarded in 2014 was $9.30 per unit (2013 — $8.74; 2012 — $9.79).

        From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of subordinate voting shares upon vesting of awards under our stock-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During 2014, we purchased 2.2 million (2013 — 1.3 million; 2012 — 2.6 million) subordinate voting shares in the open market through a trustee for $23.9 (including transaction fees) (2013 — $12.8; 2012 — $21.7) to satisfy delivery requirements under our stock-based compensation plans. At December 31, 2014, the trustee held 2.0 million (December 31, 2013 — 1.3 million) subordinate voting shares with a value of $21.4 (December 31, 2013 — $12.0). At December 31, 2012, the trustee held 0.8 million subordinate voting shares with a value of $6.4, and $11.9 in cash, representing the estimated amount of cash required to complete the purchase of our subordinate voting shares under a previous ASPP entered into with such trustee for this purpose in December 2012.

        We elected to cash-settle certain vested share unit awards in the fourth quarter of 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB. We account for cash-settled awards as liabilities and we re-measure them based on the closing price of our subordinate voting shares at each reporting date and at the settlement date, with a corresponding charge or recovery recorded in our consolidated statement of operations. We recorded a mark-to-market adjustment on these cash-settled awards of $0.2 in 2012. When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4 in 2012, representing the fair value of these awards, from contributed surplus to accrued liabilities. We did not cash-settle any vested share unit awards in 2014 or 2013. As management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or subordinate voting shares issued from treasury, we have accounted for these share unit awards as equity-settled awards.

(c)   Deferred share units:

        We grant DSUs to certain members of our Board of Directors under our Directors' Share Compensation Plan. The DSUs may be settled in cash or with subordinate voting shares issued from treasury or purchased in the open market, depending on when the DSUs were granted. See note 2(n) for details. In 2014, we recorded DSU expenses of $1.9 (2013 — $1.9; 2012 — $1.9). At December 31, 2014, 1.1 million (December 31, 2013 — 1.0 million) DSUs were outstanding.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

13.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:

	Year ended December 31
	2012	2013	2014
Opening balance of foreign currency translation account	$(0.1)	$(0.2)	$(3.5)
Foreign currency translation adjustments	(0.1)	(3.3)	(10.0)

Closing balance	(0.2)	(3.5)	(13.5)

Opening balance of unrealized net gain or loss on cash flow hedges	(12.2)	4.3	(10.8)
Net gain (loss) on cash flow hedges(i)	16.9	(12.6)	(11.3)
Reclassification of net loss (gain) on cash flow hedges to operations(ii)	(0.4)	(2.5)	10.6

Closing balance(iii)	4.3	(10.8)	(11.5)

Actuarial gains (losses) on pension and non-pension post-employment benefit plans (notes 2(n) & 18)	(11.9)	7.6	11.9
Reclassification of actuarial gains or losses to deficit (note 2(n))	11.9	(7.6)	(11.9)

Closing balance	—	—	—

Accumulated other comprehensive income (loss)	$4.1	$(14.3)	$(25.0)

(i)
Net of income tax recovery of $1.3 for 2014 (2013 — $0.5 income tax recovery; 2012 — $0.7 income tax expense).

(ii)
Net of income tax expense of $0.3 for 2014 (2013 — nil; 2012 — $0.1 income tax recovery).

(iii)
Net of income tax recovery of $1.3 as of December 31, 2014 (December 31, 2013 — $0.3 income tax recovery; December 31, 2012 — $0.2 income tax expense).

        We expect that the majority of net gains (losses) on cash flow hedges reported in the 2014 accumulated other comprehensive income balance will be reclassified to operations during 2015, primarily in cost of sales as the underlying expenses that are being hedged are included in cost of sales.

14.   EXPENSES BY NATURE:

        We have presented our consolidated statement of operations by function. Included in our cost of sales and SG&A for the year ended December 31, 2014 were employee-related costs of $716.8 (2013 — $763.0; 2012 — $760.1) including employee stock-based compensation expense of $28.4 (2013 — $29.2; 2012 — $35.6), freight and transportation costs of $73.6 (2013 — $85.3; 2012 — $97.4), depreciation expense of $58.1 (2013 — $59.5; 2012 — $70.2) and rental expense of $29.1 (2013 — $31.5; 2012 — $35.4).

15.   OTHER CHARGES (RECOVERIES):

	Year ended December 31
	2012	2013	2014
Restructuring (a)	$44.0	$28.0	$(2.1)
Asset impairment (b)	17.7	—	40.8
Pension obligation settlement loss (c)	—	—	6.4
Other (d)	(2.2)	(24.0)	(8.0)

	$59.5	$4.0	$37.1

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(a)   Restructuring:

        Our restructuring charges (recoveries) are comprised of the following:

	Year ended December 31
	2012	2013	2014
Cash charges (recoveries)	$27.8	$26.1	$(2.0)
Non-cash charges (recoveries)	16.2	1.9	(0.1)

	$44.0	$28.0	$(2.1)

        Due to our disengagement from BlackBerry Limited (BlackBerry) in 2012 and in response to a challenging demand environment, we implemented restructuring actions during 2012 and 2013 throughout our global network intended to streamline and simplify our business and to reduce our overall cost structure and improve our margin performance. In connection with these actions, we recorded restructuring charges of $44.0 in 2012 and $28.0 in 2013. Although these restructuring actions were completed by the end of 2013, certain payments in connection therewith were made throughout 2014. At December 31, 2014, our remaining restructuring provision was $1.9 (December 31, 2013 — $18.0) comprised primarily of contractual lease obligations related to operations we intend to close. In 2014, we recorded a net reversal of $2.1 primarily to adjust for lower than estimated payouts related to this lease. In 2013, we recorded cash restructuring charges of $26.1 primarily related to employee termination costs throughout our global network. In 2012, we recorded cash restructuring charges of $27.8, primarily related to employee termination costs throughout our global network, including for our BlackBerry operations, and non-cash restructuring charges of $16.2 primarily to write down the BlackBerry-related equipment to recoverable amounts. See the discussion on asset impairment in note 15(b) below.

        The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale. We developed a detailed plan and recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded their respective fair value less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

        See notes 2(m) and 10 for further details and description regarding our restructuring provision.

(b)   Annual impairment assessment:

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. We first allocate impairment losses in respect of a CGU to reduce the carrying amount of goodwill and then to reduce the carrying amount of other assets in the CGU or group of CGUs on a pro rata basis. Prior to our 2014 annual impairment assessment, we did not identify any triggering event during the course of 2014 that would indicate the carrying amount of our assets and CGUs may not be recoverable. For our 2014 annual

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

impairment assessment of goodwill, intangible assets and property, plant and equipment, we used cash flow projections which are based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plan for the following year is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of each year, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for the following year was approved by management and presented to our Board of Directors in December 2014.

        Upon completion of our 2014 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we determined that the recoverable amount of our assets and CGUs, other than that of our semiconductor CGU, exceeded their respective carrying values and no impairment exists for such assets and CGUs as of December 31, 2014. Our semiconductor CGU, which arose from our 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation Inc. and our 2012 D&H acquisition, has underperformed due to factors including: overall demand weakness in the semiconductor industry in recent years, the cost of investments we have made, operational challenges, and the cost, terms and timing of ramping new programs. In addition, in 2014, this CGU incurred higher than expected losses, primarily due to lower than anticipated customer demand for the year, challenges associated with the ramping of new sites and programs, as well as operational inefficiencies and commercial challenges associated with a particular customer. We continue to work with this customer to resolve these issues. Primarily as a result of management's assessment of the negative impact of these factors on the timing and level of previously assumed future revenue growth of, and profitability improvements to, this CGU, we reduced our long-term cash flow projections for this CGU in the fourth quarter of 2014, and recorded an impairment charge of $40.8 against the goodwill of our semiconductor CGU in such period, reducing its balance from $60.3 to $19.5.

        We determined the recoverable amount of our CGUs based on their expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values. For our 2014 annual impairment assessment, we used cash flow projections ranging from 2 years to 9 years (2013 — 3 to 10 years; 2012 — 2 to 7 years) for our CGUs, in line with the remaining useful lives of the CGUs' primary assets. We generally used our weighted-average cost of capital of approximately 10% (2013 — approximately 12%; 2012 — approximately 13%) to discount our cash flows. For our semiconductor CGU, which is subject to heightened risk and volatilities (as a result of the factors discussed above), we applied a discount rate of 17% to our cash flow projections for this CGU (2013 — 17%; 2012 — 20%) to reflect management's assessment of increased risk inherent in these cash flows. We had reduced the discount rate for our semiconductor cash flow projections for 2013 to 17% compared to 20% for 2012 to reflect a perceived reduction in risk inherent in our semiconductor CGU cash flows as a result of new business awarded in 2013. Despite the 2% decrease in our overall weighted-average cost of capital in 2014 compared to 2013, and new business awarded to this CGU in 2014, we maintained its 17% discount rate for our 2014 annual analysis in recognition of the challenges faced by this CGU during the year.

        For purposes of our 2014 impairment assessment, we assumed growth for our semiconductor CGU in 2015 and future years at an average compound annual growth rate of 10% over a 9-year period, representing the remaining life of the CGU's most significant customer contract. This growth rate is supported by the level of new business awarded in 2014 and 2013, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this CGU over the projection period will be slightly lower than our overall margin performance in 2014, as we continue to ramp new business and leverage our capital investments. To account for the impact of the negative factors described above, compared with our 2013 annual impairment assessment, these assumptions represent a reduction in both our projected

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

revenue growth and the level of financial improvements previously assumed for this CGU. In addition, for our 2014 assessment, we delayed the anticipated timing (within the 9-year projection term) of the achievement of such growth and improvements. The foregoing resulted in an overall reduction in the future cash flows projected for our semiconductor CGU, and the goodwill impairment we recorded in the fourth quarter of 2014 described above.

        Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of this CGU could result in additional impairment losses in this CGU in a future period.

        As part of our annual impairment assessment, we perform sensitivity analyses to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. Based on our sensitivity analyses, an additional impairment loss of approximately $10 would arise for our semiconductor CGU if, over the 9-year projection period, we (i) reduced its assumed average compound annual growth rate by 120 basis points; (ii) reduced its projected profitability, as a percentage of revenue, by 50 basis points; or (iii) if we increased its discount rate to 22.8%, in each case considered separately. We did not identify any key assumptions where a reasonably possible change would result in material impairments to our other CGUs.

        In 2013, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

        In the second quarter of 2012, we tested the carrying amounts of the CGUs that were impacted by the wind down of our manufacturing services for BlackBerry in Mexico, Romania and Malaysia. We recorded an impairment loss on the BlackBerry-related assets that were available for sale in restructuring charges (note 15(a) above). We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

        In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded impairment charges totaling $17.7, comprised of $14.6 against goodwill, $0.7 against computer software assets and $2.4 against property, plant and equipment. The majority of our impairment related to goodwill that arose from a prior acquisition in the healthcare industry, primarily because our overall progress and the ability to ramp our healthcare business were slower than originally anticipated. As a result, we recorded a goodwill impairment loss of $11.9 in 2012 related to that acquisition.

(c)   Pension obligation settlement loss:

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges in our consolidated statement of operations. See note 18.

(d)   Other:

        In 2014, other was comprised primarily of the recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. In July 2013, we received similar recoveries of damages in the amount of $24.0.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        During 2012, we released a provision of $3.2 representing the estimated fair value of contingent consideration related to a prior acquisition, as it was no longer required. In 2012, we also recorded transaction costs of $0.9 related to our D&H acquisition.

16.   FINANCE COSTS:

        Our finance costs are comprised primarily of interest expenses and fees related to our credit facilities and our accounts receivable sales program.

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

        We had manufacturing and services agreements with certain companies related to or under the control of Onex or Gerald Schwartz in 2012 and 2013. During 2013, we recorded revenue of $10.8 from two such related companies. At December 31, 2013, we had no amounts due from either of these related companies. During 2012, we recorded revenue of $38.0 from one such related company. At December 31, 2012, we had $6.5 due from this related company (which was paid in accordance with the contractual terms). All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

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

        Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and key management team were as follows:

	Year ended December 31
	2012	2013	2014
Short-term employee benefits and costs	$5.7	$6.3	$5.9
Post-employment and other long-term benefits	0.4	0.3	0.5
Stock-based compensation (including DSUs)	15.5	12.1	12.1

	$21.6	$18.7	$18.5

18.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

(a)   Plan summaries:

        We provide pension and non-pension post-employment benefit plans for our employees. Some employees in Canada, Japan and the United Kingdom (U.K.) participate in defined benefit pension plans that generally provide participants with stated benefits on retirement based on their pensionable service, either as annuities and/or lump sum payments. Defined contribution pension plans are offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (other benefit plans) to retired and

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

terminated employees in Canada, the U.S., Mexico and Thailand. These benefits may include one-time retirement and specified termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and/or group life insurance. Our largest defined benefit pension plan is in the U.K. The U.K. plan is closed to new members. Approximately 1% of the plan members remain active employees of the Company.

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. We re-measured the pension assets and liabilities related to this pension plan immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 in other comprehensive income that was subsequently reclassified to deficit in the same period. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges in our consolidated statement of operations (note 15(c)). For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8, and the value of our pension liabilities by $143.4 as of the date of the annuity purchase.

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

        Our pension funding policy is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements. For our defined benefit pension plans (primarily U.K.), local regulatory bodies either define the minimum funding requirement or approve the funding plans submitted by us. We may make additional discretionary contributions taking into account actuarial assessments and other factors. The contributions that we make to support ongoing plan obligations are recorded in the respective asset or liability accounts on our consolidated balance sheet.

        Our largest defined benefit pension plan (U.K.) requires that an actuarial valuation be completed every three years. The actuarial valuation was completed using a measurement date of April 2013; the next valuation will have a measurement date of April 2016.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of May 2013 (Canada) and January 2014 (U.S.). The next valuations for these plans will have measurement dates of May 2016 and January 2016, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        We used a measurement date of December 31, 2014 for the accounting valuation for pension and non-pension post-employment benefits.

        Our pension plans are exposed to market risks such as changes in interest rates, inflation, and fluctuations in investment values, as well as financial risks including counterparty risks of financial institutions from which annuities have been purchased for the defined benefit component of a pension plan for certain Canadian employees. See note 20(c). Our plans are also exposed to non-financial risks, including the membership's mortality and demographic changes, as well as regulatory changes.

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

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the weighted average asset allocation across all plans targets for 64% to 71% (2013 — 69% to 73%) investment in fixed income, 25% to 32% (2013 — 24% to 32%) investment in equities through mutual funds, and 3% to 4% (2013 — 1% to 2%) in other investments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 20. At December 31, 2014, $376.5 (December 31, 2013 — $464.9) of our plan assets were measured using level 1 inputs of the fair value hierarchy and $16.8 (December 31, 2013 — $18.6) of our plan assets were measured using level 2 inputs of the fair value hierarchy. Some of the plan assets are held with financial institutions, each of which had a Standard and Poor's long-term rating of A or above at December 31, 2014. The remaining assets are held with financial institutions where ratings are not available. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.

        Plan assets are measured at their fair values; however, the amounts we can record for defined benefit plan assets may be restricted under IFRS. A description of this restriction is in note 2(n). Based on a review of the terms and conditions, and the statutory minimum funding requirements of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions of our pension plans exceed the total of the fair value of plan assets net of the present value of related obligations. This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2014 and 2013.

(b)   Plan financials:

        The table below presents the market value of plan assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2013	2014	2013	2014
Quoted market prices:
Debt investment funds	$353.7	$280.5	73%	71%
Equity investment funds	102.6	81.4	21%	21%
Non-quoted market prices:
Other investment funds	18.6	16.8	4%	4%
Other	8.6	14.6	2%	4%

Total	$483.5	$393.3	100%	100%

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following tables provide a summary of the financial position of our pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2013	2014	2013	2014
Plan assets, beginning of year	$490.7	$483.5	$—	$—
Interest income	20.1	19.6	—	—
Actuarial gains (losses) in other comprehensive income (actual return on plan assets less interest income above)	(5.2)	74.5	—	—
Administrative expenses paid from plan assets	(1.2)	(0.7)	—	—
Employer contributions	8.4	16.3	—	—
Employer direct benefit payments	0.3	0.2	10.0	3.1
Voluntary employee contributions	0.1	—	—	—
Settlement payments from plan (note 18(a))	—	(149.8)	(3.6)	—
Benefit payments from plan	(20.7)	(19.4)	—	—
Benefit payments from employer	(0.3)	(0.2)	(6.4)	(3.1)
Foreign currency exchange rate changes	(8.7)	(30.7)	—	—

Plan assets, end of year	$483.5	$393.3	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2013	2014	2013	2014
Accrued benefit obligations, beginning of year	$477.0	$468.9	$88.2	$68.3
Current service cost	2.9	2.8	2.4	1.9
Past service cost and settlement/curtailment losses (note 18(a))	0.1	6.4	1.6	—
Interest cost	19.1	18.6	3.3	3.2
Voluntary employee contributions	0.1	—	—	—
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	3.2	(1.0)	(2.3)	(0.9)
— Changes in financial assumptions	(7.4)	56.4	(6.5)	9.3
— Experience adjustments	4.5	(0.6)	(3.7)	(0.4)
Settlement payments from plan (note 18(a))	—	(149.8)	(3.6)	—
Benefit payments from plan	(20.7)	(19.4)	—	—
Benefit payments from employer	(0.3)	(0.2)	(6.4)	(3.1)
Foreign currency exchange rate changes	(9.6)	(27.8)	(4.7)	(5.2)

Accrued benefit obligations, end of year	$468.9	$354.3	$68.3	$73.1

Weighted average duration of benefit obligations (in years)	16	19	14	15

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2013	2014	2013	2014
Accrued benefit obligations, end of year	$(468.9)	$(354.3)	$(68.3)	$(73.1)
Plan assets, end of year	483.5	393.3	—	—

Excess (deficiency) of plan assets over accrued benefit obligations	$14.6	$39.0	$(68.3)	$(73.1)

        The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31 2013			December 31 2014
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(25.7)	$(67.8)	$(93.5)	$(26.1)	$(73.1)	$(99.2)
Accrued liabilities(i)	—	(0.5)	(0.5)	—	—	—
Non-current net pension assets (note 9)	40.3	—	40.3	60.3	—	60.3
Current pension assets(i)	—	—	—	4.8	—	4.8

	$14.6	$(68.3)	$(53.7)	$39.0	$(73.1)	$(34.1)

(i)
The remainder of the proceeds from the sale of the plan assets, after the purchase of the annuities for a particular Canadian pension plan (described in note 18(a)), will be used to fund our future defined contribution obligations in Canada. The portion relative to contributions for the following year has been reclassified to current pension assets as of December 31, 2014. In connection with certain restructuring actions announced prior to the end of 2013, we reclassified a current portion of the accumulated post-employment benefits totaling $0.5 to accrued liabilities on our consolidated balance sheet as of December 31, 2013.

        The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2012	2013	2014	2012	2013	2014
Current service cost	$3.2	$2.9	$2.8	$2.9	$2.4	$1.9
Net interest cost (income)	(1.0)	(1.0)	(1.0)	4.2	3.3	3.2
Past service cost and settlement/curtailment losses	—	0.1	6.4	16.3	1.6	—
Plan administrative expenses and other	1.2	1.4	0.8	(0.2)	—	—

	3.4	3.4	9.0	23.2	7.3	5.1
Defined contribution pension plan expense	10.1	9.7	9.3	—	—	—

Total expense for the year	$13.5	$13.1	$18.3	$23.2	$7.3	$5.1

        We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales and SG&A expenses depending on the nature of the expenses. Our settlement loss of $6.4 in pension plans arose as a result of annuity purchases for a particular Canadian pension plan during 2014. See note 15(c). Our

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

past service cost and settlement/curtailment losses of $1.6 in other benefit plans related to restructuring actions completed during 2013 (2012 — $16.3, related to restructuring actions completed in 2012).

        The following table outlines the actuarial gains and losses, net of tax, recognized in OCI and reclassified directly to deficit:

	Year ended December 31
	2012	2013	2014
Cumulative actuarial losses, beginning of year	$13.6	$25.5	$17.9
Actuarial losses (gains) recognized during the year(i)	11.9	(7.6)	(11.9)

Cumulative actuarial losses, end of year(ii)	$25.5	$17.9	$6.0

(i)
Net of income tax recovery of $0.2 for 2014 (2013 — $0.6 income tax recovery; 2012 — $0.3 income tax recovery).

(ii)
Net of income tax recovery of $2.1 as at December 31, 2014 (December 31, 2013 — $1.9 income tax recovery; December 31, 2012 — $1.3 income tax recovery).

        The following percentages and assumptions were used in measuring the plans for the year ended December 31 as follows:

	Pension Plans			Other Benefit Plans
	2012	2013	2014	2012	2013	2014
Weighted average discount rate at December 31 (i) for:
Benefit obligations	4.3	4.6	3.7	4.4	4.9	3.9
Net pension cost	4.7	4.3	4.6	5.1	4.4	4.9
Weighted average rate of compensation increase for:
Benefit obligations	3.4	3.7	3.8	4.4	4.6	4.6
Net pension cost	3.4	3.4	3.7	4.2	4.4	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	6.9	6.7	6.2
Ultimate trend	—	—	—	4.5	4.5	4.5
Year the ultimate trend rate is expected to be achieved	—	—	—	2030	2030	2030

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

        For purposes of measuring our Canadian pension plans for the year ended December 31, 2014, we adopted the 2014 final report of Canadian pensioners mortality tables and improvement scales prepared by the Canadian Institute of Actuaries. The impact of adopting the final report issued in February 2014 compared to the draft tables and scales which we adopted in 2013 was not significant on the measurement of these pension plans. For purposes of measuring our U.S. pension plans for the year ended December 31, 2014, we adopted the final report of RP-2014 mortality tables prepared by the Society of Actuaries. The updated mortality tables resulted, in the aggregate, in a small actuarial gain on the measurement of these pension plans.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        A one percentage-point increase or decrease to one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans Year ended December 31, 2014		Other Benefit Plans Year ended December 31, 2014
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(57.8)	$76.0	$(9.5)	$11.9
Healthcare cost trend rate	$—	$—	$9.4	$(7.6)

        The sensitivity figures shown above were calculated by determining the change in the obligation as at December 31, 2014 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, primarily the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.

        In 2014, we made contributions to the pension plans of $25.8 (2013 — $18.4) of which $9.3 (2013 — $9.7) was for defined contribution plans and $16.5 (2013 — $8.7) was for defined benefit plans. We may, from time-to-time, make voluntary contributions to the pension plans. In 2014, we made aggregate contributions to the non-pension post-employment benefit plans of $3.1 (2013 — $10.0) to fund benefit payments.

        We currently estimate that our 2015 contributions will be $14.1 for defined benefit pension plans, $9.3 for defined contribution pension plans, and $2.5 for our non-pension post-employment benefit plans. Our actual contributions could differ materially from these estimates.

19.   INCOME TAXES:

	Year ended December 31
	2012	2013	2014
Current income tax expense (recovery):
Current year	$21.3	$28.8	$25.3
Adjustments for prior years, including changes to net provisions related to tax uncertainties	(5.8)	(11.9)	(15.6)

	15.5	16.9	9.7
Deferred income tax expense (recovery):
Origination and reversal of temporary differences(i)	(2.8)	(10.7)	89.7
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years(i)	(18.5)	6.5	(83.0)

	(21.3)	(4.2)	6.7

Income tax expense (recovery)	$(5.8)	$12.7	$16.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense (recovery) at the effective tax rate is as follows:

	Year ended December 31
	2012	2013	2014
Earnings before income taxes	$111.9	$130.7	$124.6
Income tax expense at Celestica's statutory income tax rate of 26.5% (2013 — 26.5%; 2012 — 26.5%)	$29.6	$34.7	$33.0
Impact on income taxes from:
Manufacturing and processing deduction	(0.5)	(0.6)	(0.6)
Foreign income taxed at different rates(i)	(47.9)	(17.9)	75.6
Foreign exchange	19.5	(27.6)	(11.7)
Goodwill impairment	2.0	—	13.4
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties	10.0	(41.6)	(10.5)
Change in unrecognized tax losses and deductible temporary differences(i)	(18.5)	65.7	(82.8)

Income tax expense (recovery)	$(5.8)	$12.7	$16.4

(i)
These line items for 2014 in the two tables above were impacted by an internal loan reorganization which we completed during 2014, whereby certain inter-company loans were forgiven. There was no net impact to our consolidated deferred tax provisions for 2014.

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

        During 2014, we recorded an income tax benefit of $14.1 related to the recognition of previously unrecognized tax incentives in Malaysia (discussed below). There was no tax impact associated with the $40.8 goodwill impairment charge we recorded in the fourth quarter of 2014. See note 15(b).

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Changes in deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2013	$7.0	$5.2	$—	$114.0	$24.2	$13.4	$(127.2)	$36.6
Credited (charged) to net earnings	(2.9)	2.5	—	(14.0)	4.7	3.2	—	(6.5)
Credited (charged) directly to equity	—	—	—	—	—	0.4	—	0.4
Effects of foreign exchange	(0.2)	—	—	(3.4)	0.3	(8.2)	—	(11.5)
Other	—	(0.8)	—	(0.3)	(11.1)	—	38.5	26.3

Balance — December 31, 2013	3.9	6.9	—	96.3	18.1	8.8	(88.7)	45.3
Credited (charged) to net earnings	(3.9)	(5.3)	—	(25.2)	(9.0)	6.3	—	(37.1)
Credited (charged) directly to equity	—	—	—	—	—	0.9	—	0.9
Effects of foreign exchange	—	(0.3)	—	(9.4)	—	(0.5)	—	(10.2)
Other	—	7.9	—	15.0	(9.1)	9.8	14.8	38.4

Balance — December 31, 2014	$—	$9.2	$—	$76.7	$—	$25.3	$(73.9)	$37.3

Deferred tax liabilities:
Balance — January 1, 2013	$123.9	$0.8	$4.9	$—	$11.1	$—	$(127.2)	$13.5
Charged (credited) to net earnings	(7.5)	—	(3.1)	—	—	—	—	(10.6)
Charged (credited) directly to equity	—	—	(0.6)	—	—	—	—	(0.6)
Effects of foreign exchange	(11.0)	—	—	—	—	—	—	(11.0)
Other	—	(0.8)	—	—	(11.1)	—	38.5	26.6

Balance — December 31, 2013	105.4	—	1.2	—	—	—	(88.7)	17.9
Charged (credited) to net earnings	(36.6)	—	(0.5)	—	6.7	—	—	(30.4)
Charged (credited) directly to equity	—	—	(0.2)	—	—	—	—	(0.2)
Effects of foreign exchange	(9.4)	—	—	—	0.8	—	—	(8.6)
Other	—	—	23.6	—	—	—	14.8	38.4

Balance — December 31, 2014	$59.4	$—	$24.1	$—	$7.5	$—	$(73.9)	$17.1

(i)
This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.

        The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2014 is $1,940.8 (December 31, 2013 — $1,902.3). We have not recognized deferred tax assets in respect of these items because, based on management's estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of these tax losses expires between 2015 and 2034 and a portion can be carried forward indefinitely to offset taxable profits. The deductible temporary differences do not expire under current tax legislation.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $1.3 (December 31, 2013 — $14.6).

        We have recorded net deferred tax assets of $0.5 for one of our subsidiaries which realized losses in 2014. We have recognized deferred tax assets based on our estimate of future taxable profit that we expect that subsidiary to achieve based on our review of their financial projections.

        Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our tax expenses could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the conditions.

        We have been granted tax incentives, including tax holidays for profits for our Malaysia and Thailand subsidiaries and tax incentives for dividend withholding taxes for our Thailand subsidiary. The tax benefit arising from these incentives was approximately $45.6 or $0.25 per diluted share for 2014, $19.8 or $0.11 per diluted share for 2013, and $29.1 or $0.14 per diluted share for 2012. Our Malaysian income tax incentives have expired as of the end of 2014, including the incentive discussed below. All of our remaining tax incentives are subject to certain conditions with which we intend to comply and they expire between 2015 and 2026. If we are unable to obtain new Malaysian income tax incentives for periods effective as of January 1, 2015 (which are currently being negotiated), our Malaysian income tax expense may be significantly higher commencing January 1, 2015. Had we not been entitled to the Malaysian tax incentives in 2014, we estimate that our consolidated tax expense would have increased by approximately $5 for such year.

        During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

        See note 23 regarding income tax contingencies.

20.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

        Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. There have been no significant changes to the source of our inputs since December 31, 2013.

        Cash and cash equivalents are comprised of the following:

	December 31
	2013	2014
Cash	$294.3	$397.2
Cash equivalents	250.0	167.8

	$544.3	$565.0

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2014 a Standard and Poor's short-term rating of A-1 or above.

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

        Our major currency exposures at December 31, 2014 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2014.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
Cash and cash equivalents	$10.6	$3.2	$2.1	$0.3
Accounts receivable and other financial assets	0.1	19.7	0.4	0.2
Accounts payable and certain accrued and other liabilities and provisions	(46.7)	(7.3)	(15.7)	(17.9)

Net financial assets (liabilities)	$(36.0)	$15.6	$(13.2)	$(17.4)

Foreign currency risk sensitivity analysis:

        The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at December 31, 2014. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$(0.1)	$(0.1)
Other comprehensive income	1.0	—	0.8	1.1
1% Weakening
Net earnings	(0.5)	0.1	0.1	0.1
Other comprehensive income	(1.0)	—	(0.8)	(1.1)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(b)   Interest rate risk:

        We amended our revolving credit facility in October 2014 and reduced the credit limit from $400.0, with an accordion feature that allowed us to increase the limit by $50.0 upon satisfaction of certain terms and conditions, to $300.0, with an accordion feature that allows us to increase the limit by $150.0 upon satisfaction of certain terms and conditions. Borrowings under this credit facility bear interest for the period of the draw at LIBOR, Prime or Federal Funds rate plus a margin. A one-percentage point increase in these rates would increase interest expense, assuming maximum borrowings under our $300.0 credit limit (with no use of the accordion feature), by $3.0 annually. At December 31, 2014, we had no amounts outstanding under this credit facility (December 31, 2013 — no amounts outstanding).

(c)   Credit risk:

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe the credit risk of counterparty non-performance is low. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had a Standard and Poor's rating of A-1 or above at December 31, 2014. In addition, we maintain cash and short-term investments in high quality investments or on deposit with major financial institutions. Each financial institution with which we have our accounts receivable sales program had a Standard and Poor's short-term rating of A-1 and a long-term rating of A or above at December 31, 2014. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan for certain Canadian employees in 2014 (discussed in note 18) had an A.M. Best or Standard and Poor's long-term rating of A or above at December 31, 2014.

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

        At December 31, 2014, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $2.5 at December 31, 2014 (December 31, 2013 — $2.1).

(d)   Liquidity risk:

        Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities and an accounts receivable sales program. Since our accounts receivable sales program is conducted on an uncommitted basis, there can be no assurance that any participant bank will purchase all the accounts receivable that we wish to sell under this program. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to fund our financial obligations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Fair values:

        We used the following methods and assumptions to estimate the fair value of each class of financial instruments:

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and provisions, and borrowings under our revolving credit facility approximate the fair values of these financial instruments due to the short-term nature of these instruments. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on a discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending if the fair values are in liability or asset positions, respectively.

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

	December 31, 2013			December 31, 2014
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$96.9	$—	$96.9	$47.7	$—	$47.7
Derivatives — foreign currency forward contracts	—	1.5	1.5	—	3.6	3.6

	$96.9	$1.5	$98.4	$47.7	$3.6	$51.3

Liabilities:
Derivatives — foreign currency forward contracts	$—	$(18.8)	$(18.8)	$—	$(18.6)	$(18.6)

        See note 18 for the input levels used to measure the fair value of our pension assets.

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Foreign currency forward contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of our financial instruments using level 3 (unobservable) inputs. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2014 or 2013.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Derivatives and hedging activities:

        We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow and balance sheet exposures. At December 31, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$293.3	$0.88	14	$(6.7)
Thai baht	129.5	0.03	15	(1.1)
Malaysian ringgit	84.4	0.30	15	(5.1)
Mexican peso	32.2	0.07	14	(2.2)
British pound	98.3	1.59	4	1.7
Chinese renminbi	98.9	0.16	12	(0.1)
Euro	34.9	1.24	4	0.6
Romanian leu	15.8	0.29	12	(1.1)
Singapore dollar	25.3	0.79	12	(1.0)
Other	6.0	—	4	—

Total	$818.6			$(15.0)

        At December 31, 2014, the fair value of these outstanding contracts was a net unrealized loss of $15.0 (December 31, 2013 — net unrealized loss of $17.3). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2014 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2014, we recorded $3.6 of derivative assets in other current assets and $18.6 of derivative liabilities in accrued and other current liabilities and other non-current liabilities (December 31, 2013 — $1.5 of derivative assets in other current assets and $18.8 of derivative liabilities in accrued and other current liabilities and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly certain Canadian dollar and British pound sterling contracts, and have marked these contracts to market each period in our consolidated statement of operations.

21.   CAPITAL DISCLOSURES:

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments we determine we require to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program and capital stock.

        We regularly review our borrowing capacity and make adjustments, to the extent available, for changes in economic conditions and the perceived needs of our business. As of December 31, 2014, we have a $300.0 revolving credit facility with an accordion feature that allows us to increase this limit by an additional $150.0 upon satisfaction of certain terms and conditions. See note 11. We also have access to $70.0 in intraday and overnight bank overdraft facilities, and we may sell up to $250.0 in accounts receivable on an uncommitted basis under an accounts receivable sales program to provide short-term liquidity. At December 31, 2014, we had sold $50.0 of accounts receivable under our accounts receivable sales program and we had no amounts outstanding under our revolving credit facility. At December 31, 2014, we also had $28.5 outstanding in letters of credit

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

under our revolving credit facility. Our $300.0 revolving credit facility matures in October 2018, and has restrictive covenants, including those relating to the incurrence of senior ranking indebtedness, the sale of assets and a change of control. The facility also contains financial covenants relating to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowing under this facility. We closely monitor our business performance to evaluate compliance with our restrictive and financial covenants. We were in compliance with all applicable restrictive and financial covenants under our credit facility as of December 31, 2014. We continue to monitor and review the most cost-effective methods of raising capital, taking into account these restrictions and covenants. The term of our accounts receivable sales program has been extended by amendment for additional one-year periods (and is currently extendable to November 2016 under specified circumstances), but may be terminated earlier as provided in the agreement governing the program. See note 4. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we intend to sell to them under this program. The timing and amounts we may borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

        We commenced an NCIB in each of 2012, 2013, and 2014, pursuant to which we repurchased and cancelled 13.3 million, 4.1 million, and 8.5 million subordinate voting shares in 2012, 2013 and 2014, respectively. In 2012, we also completed an SIB pursuant to which we repurchased and cancelled 22.4 million subordinate voting shares. See note 12. In addition, we have purchased, and expect to continue to purchase, subordinate voting shares from time-to-time in the open market through a trustee for delivery under our stock-based compensation plans. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.

        Our strategy on capital risk management has not changed significantly since the end of 2013. Other than the restrictive and financial covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

22.   WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2012	2013	2014
Weighted average number of shares (basic)	208.6	183.4	178.4
Dilutive effect of outstanding awards under stock-based compensation plans	1.9	2.0	2.0

Weighted average number of shares (diluted)	210.5	185.4	180.4

        For the year ended December 31, 2014, we excluded 0.3 million of stock-based awards (year ended December 31, 2013 — 2.8 million; year ended December 31, 2012 — 4.5 million) from the diluted weighted average per share calculation as they were out-of-the-money.

        References to shares in this note 22 are to our subordinate voting shares and our multiple voting shares taken collectively.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

23.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2014, we have future minimum lease payments as follows:

Operating Leases
2015	$24.4
2016	15.5
2017	11.7
2018	8.3
2019	4.1
Thereafter	5.7

        Our operating leases primarily relate to premises. As at December 31, 2014, we had committed $25.6 for capital expenditures, principally for machinery and equipment to support new customer programs, and we had also committed to purchasing up to $34.0 of inventory in relation to a program transfer scheduled for the first half of 2015.

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we have provided to various third parties. The foregoing, which are all guarantees, cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2014, these guarantees amounted to $38.5 (December 31, 2013 — $40.5), including $28.5 (December 31, 2013 — $29.7) of letters of credit outstanding under our revolving credit facility.

        In addition to the above guarantees, we provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court's February 21 order. Defendants opposed plaintiffs' renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs' motion for partial summary judgment, but granted plaintiffs' motion on market efficiency. The District Court also granted plaintiffs' renewed class certification motion and certified plaintiffs' revised class. A trial date has been set for April 20, 2015. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case. It is anticipated that the settlement amount will be covered by our liability insurance. However, as the settlement has not yet been finalized, and is in any event subject to approval by the District Court, there can be no assurance that the settlement will be entered into at all, that any actual settlement or other disposition of the lawsuit will not be in excess of amounts accrued or on terms less favorable to us than the agreement in principle, or that the actual settlement or other disposition of the lawsuit will not have a material adverse impact on our financial position or liquidity. If a settlement is not achieved on terms acceptable to us, we intend to continue to vigorously defend this lawsuit.

        Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the agreement in principle discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015, and the decision is under reserve. A possible outcome of the Supreme Court appeal would be that the Canadian case is dismissed in its entirety. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica's inventory and revenue and that Celestica's financial statements did not comply with Canadian GAAP. The court also denied certification of the plaintiffs' common law claims. The action is at the discovery stage and, depending on the outcome of the Supreme Court appeal, the discoveries may resume. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If the Supreme Court appeal does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Income taxes:

        We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may increase significantly and we could also be subject to interest and penalty charges.

        Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $17 to $22 at year-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $35 at year-end exchange rates).

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $32 million Canadian dollars (approximately $28 at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

        We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 25 million Brazilian reais (approximately $10 at year-end exchange rates).

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

        The following table indicates revenue by end market as a percentage of total revenue for the years indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of programs, the success in the marketplace of our customers' products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Year ended December 31
	2012	2013	2014
Communications	35%	42%	40%
Consumer	18%	6%	5%
Diversified	20%	25%	28%
Servers	15%	13%	9%
Storage	12%	14%	18%

        The following table details our external revenue allocated by manufacturing location among countries exceeding 10%:

	Year ended December 31
	2012	2013	2014
Mexico	19%	*	*
Thailand	21%	34%	33%
China	17%	19%	23%
Malaysia	12%	13%	14%

*
Less than 10% in the period indicated

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table details our allocation of property, plant and equipment, intangible assets and goodwill among countries exceeding 10%:

	December 31
	2013	2014
China	23%	22%
Canada	10%	10%
Thailand	13%	16%
United States	19%	16%
Malaysia	18%	19%

Customers:

        We had three customers that individually represented more than 10% of total revenue in 2014. In aggregate, those customers comprised 37% of total revenue. At December 31, 2014, we had one customer that individually represented more than 10% of total accounts receivable.

        We had two customers that individually represented more than 10% of total revenue in 2013. In aggregate, those customers comprised 24% of total revenue. At December 31, 2013, we had one customer that individually represented more than 10% of total accounts receivable.

        We had two customers that individually represented more than 10% of total revenue in 2012. In aggregate, those customers comprised 23% of total revenue. At December 31, 2012, we had one customer that individually represented more than 10% of total accounts receivable.

25.   COMPARATIVE INFORMATION:

        We have reclassified certain prior year information to conform to the current year's presentation.

QuickLinks

TABLE OF CONTENTS
Part I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
CELESTICA INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014
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
  Item 16. [Reserved.]
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
ISSUER PURCHASES OF EQUITY SECURITIES
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