Form 20-F
period 2015-12-31
CELESTICA INC
filed 2016-03-07
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
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

124,524,300 Subordinate Voting Shares	0 Preference Shares
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

ii

 Part I.

        In this Annual Report on Form 20-F for the year ended December 31, 2015 (referred to herein as "this Annual Report"), "Celestica", the "Corporation", "we", "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2015. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$1.2791.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 10, 2016.

Forward-Looking Statements

        Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), including, without limitation, statements related to: our future growth; trends in the electronics manufacturing services ("EMS") industry; our anticipated financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the possibility of future impairments of property, plant and equipment, goodwill or intangible assets; the expected timing of ramping our solar programs in Asia, and the timing and extent of the expected recovery of cash advances made to a particular solar cell supplier; the impact of the Term Loan (as defined herein) on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the "Toronto Real Property Transactions"); if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the transition costs for such expected relocation; and the number of subordinate voting shares and price thereof we may repurchase under our recently announced Normal Course Issuer Bid ("NCIB"). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

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

  •
  retaining or expanding our business due to execution issues relating to the ramping of new and existing programs or new offerings;

  •
  the incurrence of future impairment charges;

  •
  recruiting or retaining skilled personnel and transitions associated with our new CEO;

  •
  current or future litigation and/or governmental actions;

  •
  successfully resolving commercial and operational challenges, and improving financial results in our semiconductor and solar businesses;

  •
  delays in the delivery and availability of components, services and materials, including from new suppliers upon which we are dependent for certain components;

  •
  non-performance by counterparties;

  •
  our financial exposure to foreign currency volatility;

  •
  our dependence on industries affected by rapid technological change;

  •
  variability of revenue and operating results;

  •
  managing our global operations and supply chain;

  •
  increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits;

  •
  completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions;

  •
  defects or deficiencies in our products, services or designs;

  •
  computer viruses, malware, hacking attempts or outages that may disrupt our operations;

  •
  any failure to adequately protect our intellectual property or the intellectual property of others;

  •
  compliance with applicable laws, regulations and social responsibility initiatives;

  •
  our having sufficient financial resources and working capital following consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities;

  •
  the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; and

  •
  if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated.

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

  •
  the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation;

  •
  operational and financial matters, including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements;

  •
  technological developments;

  •
  overall demand improvement in the semiconductor industry, and revenue growth and improved financial results in our semiconductor and solar businesses;

  •
  the timing, execution and effect of restructuring actions;

  •
  our having sufficient financial resources and working capital following consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; and

  •
  our ability to diversify our customer base, and develop new capabilities.

        Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above and elsewhere in this Annual Report. While management believes these assumptions to be reasonable under current circumstances, they may prove to be inaccurate.

        Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. You should read this Annual Report, and the documents, if any, that we incorporate herein by reference, with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements attributable to us are expressly qualified by the cautionary statements contained in this Annual Report.

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects", the Consolidated Financial Statements in Item 18 and the other information in this Annual Report. The selected financial data presented below is derived from our Consolidated Financial

Statements, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). See Item 18.

        The consolidated financial information in the following three tables was prepared in accordance with IFRS. No dividends have been declared by the Corporation.

	Year ended December 31
	2011	2012	2013	2014	2015
	(in millions, except per share amounts)
Consolidated Statements of Operations Data(1):
Revenue	$7,213.0	$6,507.2	$5,796.1	$5,631.3	$5,639.2
Cost of Sales(1)	6,724.4	6,068.8	5,406.6	5,225.9	5,248.1

Gross profit(1)	488.6	438.4	389.5	405.4	391.1
Selling, general and administrative expenses (SG&A), including research and development(2)	267.2	252.2	239.7	230.0	230.7
Amortization of intangible assets	13.5	11.3	12.2	10.6	9.2
Other charges(3)	6.5	59.5	4.0	37.1	35.8

Earnings from operations(1)	201.4	115.4	133.6	127.7	115.4
Finance costs(4)	5.4	3.5	2.9	3.1	6.3

Earnings before income taxes(1)	196.0	111.9	130.7	124.6	109.1
Income tax expense (recovery)	3.7	(5.8)	12.7	16.4	42.2

Net earnings(1)	$192.3	$117.7	$118.0	$108.2	$66.9

Other Financial Data:
Basic earnings per share	$0.89	$0.56	$0.64	$0.61	$0.43
Diluted earnings per share	$0.88	$0.56	$0.64	$0.60	$0.42
Property, plant and equipment and computer software cash expenditures	$62.3	$105.9	$52.8	$61.3	$62.8
Shares used in computing per share amounts (in millions):
Basic	216.3	208.6	183.4	178.4	155.8
Diluted	218.3	210.5	185.4	180.4	157.9

	As at December 31
	2011	2012	2013	2014	2015
	(in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	$658.9	$550.5	$544.3	$565.0	$545.3
Working capital(5)	1,116.0	911.8	1,011.3	1,049.9	990.6
Property, plant and equipment	322.7	337.0	313.6	312.4	314.6
Total assets	2,969.6	2,658.8	2,638.9	2,583.6	2,612.0
Borrowings under credit facility(6)	—	55.0	—	—	262.5
Capital stock	3,348.0	2,774.7	2,712.0	2,609.5	2,093.9
Total equity(1)	1,470.5	1,322.7	1,402.0	1,394.9	1,091.0

(1)
Changes in accounting policies:

  Effective January 1, 2014, we adopted IFRIC Interpretation 21, Levies, which clarified when the liability for certain levies should be recognized and required retroactive adoption, and IAS 32, Financial Instruments — Presentation (revised), which clarified the requirements for offsetting financial assets and liabilities. The adoption of these standards did not have a material impact on our Consolidated Financial Statements.

  Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 19, Employee Benefits, which required a retroactive restatement of prior periods related to unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit. Our net earnings for 2011 also decreased to reflect the reversal of past service credits that we retroactively recorded directly to deficit as of December 31, 2010 and the changes in the calculation of the interest component of pension expense. The impact on our net earnings for 2012 was not significant. The impact of adopting the amendment was as follows:

	As at December 31,
	2011	2012
	(in millions) — increase (decrease)
Post-employment benefit obligations	$(6.7)	$(6.0)
Deficit*	$(6.7)	$(6.0)

	Year ended December 31,
	2011	2012
	(in millions) — increase (decrease)
Cost of sales	$2.8	$—
Net Earnings	$(2.8)	$—

*
Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations in other comprehensive income and to reclassify the amounts to deficit. Our actuarial gains on pension and non-pension post-employment benefit plans for 2011 increased by $1.9 million and our actuarial losses for 2012 increased by $0.7 million.

(2)
SG&A expenses include research and development costs of $23.2 million in 2015, $19.7 million in 2014, $17.4 million in 2013, $15.2 million in 2012, and $13.8 million in 2011.

(3)
Other charges in 2011 totaled $6.5 million, comprised primarily of: (a) $14.5 million in restructuring charges offset, in part, by (b) a $6.5 million reversal of provisions.

  Other charges in 2012 totaled $59.5 million, comprised primarily of: (a) a $44.0 million restructuring charge and (b) a non-cash impairment of $17.7 million relating to our annual impairment assessment, primarily against goodwill.

  Other charges in 2013 totaled $4.0 million, comprised primarily of: (a) $28.0 million in restructuring charges offset, in part, by (b) a $24.0 million recovery of damages from the settlement of class action lawsuits in which we were a plaintiff.

  Other charges in 2014 totaled $37.1 million, comprised primarily of: (a) a non-cash impairment of $40.8 million against the goodwill of our semiconductor business resulting from our annual impairment assessment; and (b) a non-cash settlement loss of $6.4 million relating to a certain pension plan, offset, in part, by: (i) an $8.0 million recovery of damages resulting from the settlement of class action lawsuits in which we were a plaintiff; and (ii) a $2.1 million net reversal of restructuring charges.

  Other charges in 2015 totaled $35.8 million, comprised primarily of: (a) $23.9 million in restructuring charges, and (b) an aggregate non-cash impairment of $12.2 million against the property, plant and equipment of our CGUs in Japan and Spain (recorded in the fourth quarter of 2015). See note 15 to the Consolidated Financial Statements in Item 18.

(4)
Finance costs are comprised primarily of interest expenses and fees related to our credit facility (including our Term Loan commencing in 2015) and our accounts receivable sales program. See note 11 to the Consolidated Financial Statements in Item 18.

(5)
Calculated as current assets less current liabilities.

(6)
Borrowings under our credit facility do not include our finance lease obligations.

Exchange Rate Information

        The rate of exchange as of February 10, 2016 for the conversion of Canadian dollars into United States dollars was U.S.$0.7159 and for the conversion of United States dollars into Canadian dollars was C$1.3969. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the Federal Reserve's website (http://www.federalreserve.gov).

	2011	2012	2013	2014	2015
Average	0.9887	0.9995	1.0300	1.1043	1.2791

	February 2016 (through February 10th)	January 2016	December 2015	November 2015	October 2015	September 2015
High	1.4039	1.4592	1.3989	1.3360	1.3242	1.3414
Low	1.3724	1.3970	1.3357	1.3093	1.2901	1.3146

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

        Our customers include original equipment manufacturers ("OEMs") and service providers. We depend upon a small number of customers for a significant portion of our revenue. During 2015, three customers (2014 — three customers; 2013 — two customers) individually represented more than 10% of our total revenue, and our top 10 customers represented 67% (each of 2014 and 2013 — 65%) of our total revenue. We are also dependent upon revenue from our traditional end markets (Communications, Servers and Storage), which represented 68% of our consolidated revenue in 2015 (2014 — 67%; 2013 — 69%). These end markets are characterized by rapid shifts in technology, commoditization of certain products, the emergence of new business models and shifting patterns of demand, such as cloud-based environments and the proliferation of software-defined storage, and increased competition.

        The mix of our customers and the types of products or services we provide to these customers will have an impact on our operating results from period-to-period. To reduce our reliance on any one customer or end market, we continue to target new customers and services, including expanding business in our Diversified end market (which is comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), and exploring acquisition opportunities. We are also focused on expanding revenue in our higher value-added services, such as design and development, engineering, supply chain management and after-market services, and have de-emphasized our lower margin business, including our consumer portfolio.

        Although revenue from our diversified end market has increased in recent years, our operating results in this end market have been negatively impacted by the costs associated with ramping new business. In particular, our operating results have been adversely affected by challenges related to our semiconductor and solar businesses, which have incurred and may continue to incur losses in future periods (and are expected to continue with respect to our solar business through the first quarter of 2016). As part of our solar expansion, we have invested in infrastructure and equipment, and have entered into an agreement with a solar cell supplier, to which we have made significant cash advances. Certain countries provide subsidies and economic incentives to end users, distributors, system integrators and manufacturers of solar power products to promote greater use of solar power, because the cost of generating electricity from solar power generally exceeds the costs of generating electricity from conventional or non-solar renewable energy sources. Certain of these government subsidies and economic incentives have been reduced or eliminated in some countries, and may continue to be reduced in these or other countries or be eliminated altogether. Furthermore, a decrease in the price of other energy products could reduce demand for solar energy and may reduce the urgency of the market to invest in alternative energy. A significant reduction in the demand for solar energy, or the scope or discontinuation of government incentive programs, could cause demand for our solar products and revenues to decline. As a result, there can be no assurance that our solar expansion will be successful.

        Notwithstanding these expansion efforts, we are still dependent on our traditional end markets for a significant portion of our revenue, which are subject to the various factors described above and continue to experience slower growth rates and increased pricing pressures. Failure to secure business from existing or new customers in our traditional or other end markets would adversely impact our operating results.

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

        There can be no assurance that present or future customers will not terminate their manufacturing or service arrangements with us, or that they will not significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which would adversely affect our operating results. Customers may also shift business to our competitors, in-source programs, or adjust the concentration of their supplier base. A decline in revenue from any significant customer or the loss of any significant customer could have a material adverse effect on our financial condition and operating results. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, the ramping of new programs may take from several months to more than a year before production starts and may require significant up-front investments and increased working capital requirements. During this start-up period, these programs may generate losses or may not achieve the expected financial performance due to production ramp inefficiencies, lower than expected volume, or delays in ramping to volume. Our customers may significantly change these programs, or even cancel them altogether, due to changes in end-market demand or changes in the actual or anticipated success of their products in the marketplace. See "Our revenue and operating results may vary significantly from period to period".

        All of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period.

We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We operate in a highly competitive industry. Our competitors include Benchmark Electronics, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus, and original design manufacturers ("ODMs"). In recent years, we have expanded our joint design and manufacturing ("JDM") offering, which encompasses advanced technology design solutions that customers can tailor to their specific platform applications. We may face increased competition from ODMs, who also specialize in providing internally designed products and manufacturing services, as well as component and sub-system suppliers, distributors and/or systems integrators. We also face indirect competition from the manufacturing operations of our current and prospective customers, as these companies may choose to manufacture products internally rather than outsource to EMS providers, or they may choose to insource previously outsourced business, particularly where internal excess capacity exists.

        The competitive environment in our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and a broader range of services than we offer. While we continue to increase our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs and a continued aggressive pricing environment. Additionally, our current or potential competitors may: increase or shift their presence in new lower-cost regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; develop or acquire services comparable or superior to those we develop; combine or merge to form larger competitors; or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble, such as metal or plastic parts and enclosures, backplanes, circuit boards, cabling and related products. This expanded capability may provide them with a competitive advantage and greater cost savings and may lead to more aggressive pricing for electronics manufacturing services. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses or customer disengagements). We may not be able to compete successfully against our current and future competitors.

We continue to operate in an uncertain global economic environment.

        The global economy continues to be uncertain and may continue to negatively impact end market demand and our operations. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of the economic recovery in the US, credit and sovereign debt concerns in certain European countries, the low price of crude oil across the globe and related implications for potential global deflation, as well as concerns over slowed economic growth in China and other international markets, have contributed to economic uncertainty, disruptions in the financial credit markets, volatile currency exchange rates and energy costs, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. We have invested significant resources in China and other Asian countries, and may fail to realize the anticipated benefits associated with such investments, which would adversely impact our financial results. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. In addition, uncertain global economies and currencies have adversely impacted, and may continue to unpredictably impact, our operating results, including as a result of fluctuations in currency exchange rates. See "We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks". Financial market instability may also result in a lower return on our financial investments, and a lower value on some of our assets. Alternately, inflation may lead to higher interest rates, which would increase our borrowing costs and the costs of raising capital. Uncertainty surrounding the current global economic and geo-political outlook continues to limit the overall demand visibility of our end markets and may impact future demand for some of the products we manufacture or services we provide. This environment may also impact the financial condition of our customers or suppliers, as well as the number and pace of customer consolidation.

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

        For example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have an adverse impact on our business. Other examples include the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the prevalence of solid state memory as a replacement for hard disk drives, as well as the proliferation of software-defined networks and software-defined storage, any or all of which could adversely impact our business. The highly competitive nature of our customers' products and services could also drive further consolidation among OEMs, and result in product line consolidation that could adversely impact our customer relationships and our revenue. For example, several major customers in our communications and storage end markets have announced mergers or partnerships during 2015. Including as a result of the foregoing, certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results.

Our operations could be adversely affected by global or local events outside our control, including natural disasters, epidemics, extreme weather conditions, political instability, terrorism, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate.

        Our operations and those of our customers, component suppliers and/or our logistics partners may be disrupted by global or local events outside our control, including: natural disasters and related disruptions; political instability; terrorism; armed conflict; labor or social unrest; criminal activity; disease or illness, epidemics and health advisories, including those related to SARS, avian flu, and Ebola, that affect local, national or international economies; unusually adverse weather conditions; and other risks present in the jurisdictions in which we, our customers, our suppliers and/or our logistics partners operate. Such events could materially adversely affect our results of operations and increase our costs. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, hurricanes, tsunamis or other events. However, our insurance policies are subject to deductibles, coverage limitations and exclusions, and may not provide adequate (or any) coverage should such events occur.

        Increased international political instability, including unsettled political conditions currently existing in the United States and Europe, instability in parts of the Middle East, as well as the ongoing refugee crisis, anti-immigrant activities, social unrest and fears of terrorism, enhanced national security measures, armed conflicts, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations and the related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing sites and finished products to customers.

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

We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results.

        As we expand our business, open new sites, enter into new markets, products and technologies, invest in research, design and development, acquire new businesses or capabilities, transfer business from one location to another location within our network, consolidate certain operations, and/or introduce new business models or programs, we may encounter difficulties that result in higher than expected costs associated with such activities and/or customer dissatisfaction with our performance. Potential difficulties related to our growth and/or operations include our ability to: manage growth effectively, including having trained personnel to manage expanded operations, new customers, and/or new products or services; maintain existing customer, supplier, employee and other favorable business relationships during periods of transition or consolidation; anticipate disruptions in our operations that may impact our ability to deliver to customers on time, to produce quality products and to ensure overall customer satisfaction; and respond rapidly to changes in customer demand or volumes, including as a result of program completions or losses, or customer disengagements.

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

        For example, we completed acquisitions in 2011 and in 2012 in order to expand our diversified end market offerings to include semiconductor capital equipment. The semiconductor market has historically been cyclical and subject to significant and often rapid shifts in product demand and technological changes. Our semiconductor business has been negatively impacted by volatility in customer demand, the cost of our investments, operational inefficiencies, commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs. The negative impact of these factors resulted in losses in 2014 as well as a reduction in the long-term cash-flow projections used for our 2014 impairment assessment of our semiconductor business, and in the fourth quarter of 2014, we recorded a non-cash impairment charge of $40.8 million against the goodwill of this business. Although we continue to make progress in addressing the inefficiencies and challenges which have affected our semiconductor business, the negative factors above, combined with demand volatility in this market, may continue to adversely impact the revenue and profitability of this business, as well as our financial position and cash flows.

        In addition, to support recent new program wins in our solar business and anticipated growth in global demand for solar energy, we made investments in 2015 in our solar business to establish competitive solar energy manufacturing capabilities in Asia, including newly leased equipment, and making cash advances to an Asia-based solar cell supplier ("Solar Supplier") to help secure our solar cell supply. We also transitioned a portion of our solar operations from North America to Asia. However, the expansion of our solar business has been slower than anticipated, and we incurred higher than expected costs in this business in 2015, primarily due to ramping delays and operational inefficiencies at our new solar site in Asia, as well as challenges experienced by some of our suppliers, including the Solar Supplier, in meeting our ramp requirements. These negative factors impacted our output in 2015 and adversely affected the operating results of our solar business for the year. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of business environment" for further discussion of the factors which have negatively impacted our semiconductor and solar businesses.

        Revenue from our diversified end market represented 29% of total revenue in 2015, up from 25% of total revenue in 2013. Continued growth in our diversified end market is a key focus area for us. As with any new business expansion, however, our operating results will be negatively impacted by the costs of ramping activities. If we encounter difficulties, such as ramping delays or operational inefficiencies, we may incur higher than expected costs associated with such ramping activities. Although revenue from our diversified end market has increased in recent years, we have encountered challenges in connection with the expansion of our semiconductor and solar businesses (within our diversified end market), and have incurred related losses, which may continue in the future (and are expected to continue with respect to our solar business through the first quarter of 2016). In addition, in recent years, although we have expanded our JDM offering (to our storage customers in particular), we may face increased competition with respect to this offering in the future, from ODMs and other companies providing similar services. There can be no assurance that our expansion into new markets or new business will be successful, or that we will achieve the anticipated benefits.

Consolidation may adversely affect our business relationships or the volume of business we conduct with our customers.

        Our customers, competitors and suppliers may be subject to consolidation. Increasing consolidation in industries that utilize our services may occur as companies combine to achieve economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate product lines (several major customers in our communications and storage end markets have announced mergers or partnerships during 2015). Excess manufacturing capacity may increase pricing and competitive pressures in our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could increase pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services, has its own production services, or relies on another provider of similar services, we may lose that customer's business. Such consolidation may reduce the number of customers from which we generate a significant percentage of our revenue, and further expose us to increased risks relating to our dependence on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business. Consolidation among our competitors may create a competitive advantage over us, which may also result in a loss of business and revenue if customers shift their production. Such consolidation may also result in pricing pressures, which could negatively impact our profit margins. Changes in OEM strategies, including the divestiture or exit from certain of their businesses, may also result in a loss of business for us.

We may encounter challenges with respect to our acquisitions and strategic transactions which could adversely affect our operating results.

        We intend to expand our presence in new end markets and expand our capabilities in existing markets and technologies, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies or acquisitions of selected assets. We have also completed numerous strategic transactions with our customers, under which we have acquired inventory, equipment and other assets from certain customers; leased or acquired a manufacturing site of such customers; and simultaneously entered into multi-year manufacturing and supply agreements for the production of their products. Potential challenges related to these acquisitions and transactions include: integrating acquired operations, systems and businesses; meeting customers' expectations as to volume, product quality and timeliness; retaining customer, supplier, employee or other business relationships of acquired operations; addressing unforeseen liabilities of acquired businesses; limited experience with new technologies and markets; failure to realize anticipated benefits, such as cost savings and revenue enhancements; failure to achieve anticipated business volumes or operating margins; valuation methodologies not accurately capturing the value of the acquired business; the effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired businesses; incurring potentially substantial transaction costs associated with these transactions; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; overpayment for an acquisition; and potential impairments resulting from post-acquisition deterioration in, or reduced benefit from, an acquired business. While we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds, and the indemnitors may not have the ability to financially support the indemnity. Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Any delay or failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and may require us to write-down the carrying value of any related goodwill and intangible assets in periods subsequent to the acquisitions. For example, in 2014, we recorded a $40.8 million impairment to the goodwill of our semiconductor business (which arose from our 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation Inc. and our 2012 acquisition of D&H Manufacturing Company (D&H)). In addition, there is no assurance that we will find suitable acquisition targets, that we will be able to consummate any such transactions on terms and conditions acceptable to us, or that we will be able to fund any such acquisitions with existing cash resources. Acquisitions may also involve businesses we are not familiar with, and expose us to additional business risks that are different than those we have traditionally experienced or anticipated at the time of acquisition.

If we are unable to recruit or retain highly skilled personnel, or if we do not successfully manage the transitions associated with our new CEO, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management personnel. We do not have employment or non-competition agreements with the majority of our employees. The loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations. In addition, in August 2015, Robert A. Mionis was appointed as our new CEO and a member of our board of directors. There can be no guarantee that the transition to a new CEO will be smooth or successful. Leadership transitions can be inherently difficult to manage and may cause uncertainty or a disruption to our business or may increase the likelihood of turnover in key officers and employees. Our new CEO could make organizational changes, including changes to our management team and may make future changes to our structure. The presence of a new CEO may impact our relationships with customers, vendors, and employees, potentially resulting in loss of business, loss of vendor relationships, and the loss of key employees or declines in the productivity of existing employees. The uncertainties associated with senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Our future success may be dependent upon the continued services of our other executive officers and senior personnel. There can be no assurance that we will be able to retain their services. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

We are dependent on third parties to supply equipment and materials, and our results can be negatively affected by the availability and cost of components.

        The purchase of equipment, materials and electronic components represents a significant portion of our costs. We rely on third parties to provide such items. If we are unable to find qualified equipment manufacturers or suppliers, our ability to successfully complete a program could be impaired. A delay or interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers, if we are unable to deliver finished products in a timely manner. If the amount we are required to pay for equipment and supplies exceeds what we have estimated, especially in a fixed price contract, we may suffer losses on these contracts. If a supplier or manufacturer fails to provide supplies or equipment as required under a contract for any reason, we may be required to source these items from other third parties on a delayed basis or on less favorable terms, which could impact our profitability. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product, or result in claims against us for failure to meet required customer specifications, which could materially adversely impact our operating results.

        Supply shortages for a particular component can delay production of, and revenue from, products using that component. Shortages also may result in our carrying higher levels of inventory and extended lead-times, or result in increased component prices, which may require price increases in the products and services that we provide. Any increase in our costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.

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

        In addition, a failure by a supplier or manufacturer to comply with applicable laws, regulations or customer requirements could negatively impact our business, and for government customers, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition, and results of operations.

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

Volatility in commodity prices may negatively impact our operating results.

        We rely on various energy sources in our production and transportation activities. The price of commodities can be volatile. Increases in prices for energy and other commodities could result in higher raw material and component costs and transportation costs. Any increase in our costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.

We may experience increased financial and reputational risk due to non-performance by counterparties.

        A failure by a counterparty, which includes customers, suppliers, financial institutions and other third parties with which we conduct business, to fulfill its contractual obligations may result in a financial loss to us, and may adversely affect our reputation. We provide payment terms to most of our customers generally ranging from 30 days to 90 days (although from time to time we provide significantly shorter payment terms). Our accounts receivable balance at December 31, 2015 was $681.0 million, with two customers individually representing more than 10% of our total accounts receivable. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our financial condition and operating results. Any extensions or delays in payments owed to us could adversely impact our short-term cash flows. We also may not be able to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we acquired to support that customer's business. During 2015, we entered into an agreement with the Solar Supplier, which included a commitment by us to provide it with specified cash advances. We advanced $29.5 million during 2015 to the Solar Supplier, which it used to help finance the expansion of its manufacturing operations into Malaysia. Our solar business is dependent on the Solar Supplier to provide the majority of our solar cell requirements. Such advances are scheduled to be repaid through quarterly installments, which commenced in the fourth quarter of 2015 and are to continue through the end of 2017. If a key supplier experiences financial difficulties, this may affect its ability to supply us with materials or components (and in addition, in the case of the Solar Supplier, to repay the cash advances), which could halt or delay the production of a customer's product, and have a material adverse impact on our operations, financial results and customer relationships.

We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks.

        Global currency markets can be volatile. Although we conduct the majority of our business in U.S. dollars (our functional currency), our global operations subject us to translation and transaction risks associated with fluctuations in currency exchange rates that could have a material adverse impact on our operating results and/or financial condition. A significant portion of our operational costs (including payroll, pensions, site costs, costs of locally sourced supplies and inventory, and income taxes) are denominated in various currencies other than the U.S. dollar. Fluctuations in currency exchange rates may significantly increase the amount of translated U.S. dollars required for costs incurred in other currencies or significantly decrease the U.S. dollars received from non-U.S. dollar revenues. Our significant non-U.S. currency exposures include the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, British pound sterling, Chinese renminbi, Euro, Romanian leu and Singapore dollar.

        Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. A weakening of the local currency against the U.S. dollar could have a negative impact on our income taxes payable (related to increased local-currency taxable profits) and on our deferred tax costs (primarily related to the revaluation of non-monetary foreign assets from historical average exchange rates to the period-end exchange rates). See note 19 to the Consolidated Financial Statements in Item 18. While our hedging programs are designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

        As part of our risk management program, we enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. We do not enter into these contracts for trading purposes or speculation, and our management believes all such contracts are entered into as hedges of underlying transactions. Nonetheless, these instruments involve costs and risks of their own in the form of transaction costs, credit requirements and counterparty risk. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

        Our financial results have been adversely impacted by negative foreign currency translation effects in the past, and such adverse effects, some of which may be substantial, are likely to recur in the future.

Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance.

        We have sites in the following countries: Canada, the United States, China, Ireland, Japan, Laos, Malaysia, Mexico, Romania, Singapore, Spain and Thailand. During 2015, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.

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

  •
  compliance with a variety of foreign laws, including import and export tariffs and regulations;

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

        We continue to evaluate the advantages and feasibility of new manufacturing processes. We believe our future success will depend, in part, upon our ability to continually develop and deliver electronic and complex mechanical manufacturing services that meet our customers' evolving needs. This may involve investing in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings, such as our JDM offering, or pursue business in new markets, where our experience may be limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful due to rapid technological shifts in any of these areas.

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

        There is also a risk that claims of intellectual property infringement could be brought against us, our customers and/or our suppliers. If such claims are successful, we may be required to spend significant time and money to develop processes that do not infringe upon the rights of another person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development, or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in the litigation. As we expand our JDM and other service offerings and pursue business in new end markets, we may be less effective in anticipating or mitigating the intellectual property risks related to new manufacturing, design and other services, which could be significant.

There may be problems with the products we design or manufacture that could result in liability/warranty claims against us, which may reduce demand for our services, damage our reputation, and/or cause us to incur significant costs.

        In most of our sales contracts, we provide warranties against defects or deficiencies in our products, services, or designs. The extent of the warranties varies by customer, and warranties generally range from one to three years (however, the warranty period for our JDM designs and solar panel products are generally longer). We generally design and manufacture products to our customers' specifications, many of which are highly complex, and include products for industries, such as healthcare, aerospace and defense, that tend to have higher risk profiles. The customized design solutions that form a part of our JDM offering also subject us to the risk of liability claims if defects are discovered or alleged. Despite our quality control and quality assurance efforts, problems may occur, or may be alleged, in or resulting from the design and/or manufacturing of these products. Whether or not we are responsible, problems in the products we design and/or manufacture, or in products which include components we manufacture, whether real or alleged, whether caused by faulty customer specifications, the design or manufacturing processes or a component defect, may result in increased costs to us, as well as delayed shipments to customers, and/or reduced or canceled customer orders. These potential claims may include damages for the recall of a product and/or injury to person or property, including consequential and/or punitive damages.

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

        As we expand our service offerings (for example, our solar panel manufacturing and JDM offerings) and pursue business in new end markets, our warranty obligations may increase and we may not be successful in pricing our products to appropriately cover our warranty costs. A successful claim for damages arising from defects or deficiencies for which we are not adequately insured, and for which indemnification from a third party is not timely (or otherwise) available, could have a material adverse effect on our reputation and/or our operating results and financial condition.

We are subject to the risk of increasing income taxes, tax audits, and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our income tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our income tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income taxes" for a discussion of recently expired tax incentives.

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

        We are subject to tax audits globally by various tax authorities pertaining to historical information, which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income taxes". The successful pursuit of the assertions made by any taxing authority related to pending or newly-instituted tax audits could result in our owing significant amounts of tax, interest, and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

        As at December 31, 2015, a significant portion of our cash and cash equivalents was held by subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada are permitted to be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain subsidiaries related to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (approximately $405 million and $310 million of cash and cash equivalents as at December 31, 2015 and December 31, 2014, respectively).

We have incurred significant restructuring charges, impairment charges and operating losses, and may experience such charges and losses in future periods.

        We have in the past, and again in recent periods, recorded charges relating to restructuring actions and the impairment of property, plant and equipment, goodwill and other intangible assets, and have incurred operating losses for certain of our businesses. These amounts have varied from period to period.

        We have undertaken numerous initiatives to restructure and reduce our capacity and cost structures in response to changes in the EMS industry and in end-market demand, with the intention of improving utilization and reducing our overall cost structure. See note 15 to the Consolidated Financial Statements in Item 18. We may not be able to retain or expand existing business due to execution issues relating to significant headcount reductions, plant closures or product transfers resulting from any restructuring actions we take. We may also incur higher operating expenses during periods of transition. During 2015, we implemented certain restructuring actions as a result of a review of our overall operational efficiency and cost structure, including the consolidation of two of our semiconductor sites into a single location, and the resultant write down of certain equipment and reduction in the related workforce, as well as other headcount reductions implemented in various geographies. In connection therewith, we recorded restructuring charges of $23.9 million in 2015. Previous restructuring actions resulted in restructuring charges of $28.0 million in 2013. We perform ongoing evaluations of our operations, and expect to implement further restructuring actions in 2016. Any failure to successfully execute or realize the expected benefits from these initiatives, including any delay in implementing these initiatives, may have a material adverse impact on our operating results.

        We evaluate the recoverability of the carrying amount of our goodwill, intangible assets, and property, plant and equipment on an ongoing basis, and we may incur impairment charges, which could be substantial and could adversely affect our financial results. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, or other factors that may result in changes in our estimates of future cash flows. Factors that might reduce the recoverable amount of goodwill, intangible assets, and property, plant and equipment below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in any of our businesses. We recorded non-cash impairment charges of $12.2 million in 2015 (against the property, plant and equipment of two of our CGUs) and $40.8 million in 2014 (against the goodwill of our semiconductor business). See note 15(b) to the Consolidated Financial Statements in Item 18.

        In 2014, our semiconductor business incurred higher than expected operating losses primarily as a result of lower than anticipated customer demand for the year, challenges associated with the ramping of new sites and programs, and operational inefficiencies and commercial challenges associated with a particular customer, resulting in the impairment described above. Although operating results for the semiconductor business improved in 2015 (and no further semiconductor CGU impairments were required in 2015), the negative factors described above, combined with demand volatility in this market, may result in additional operating losses and/or further impairments for this business in future periods. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of business environment".

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

        From time to time we experience some level of seasonality in our quarterly revenue patterns across certain of the end markets we serve. As our revenue from quarter-to-quarter is dependent on various factors, including the level of demand and mix in each of our end markets, it is difficult to isolate the impact of seasonality and other external factors on our business. However, historically, revenue from our storage end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this end market in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance.

        We are subject to various federal/national, state/provincial, local, foreign and supra-national environmental laws and regulations. Our environmental management systems and practices have been designed to provide for compliance with these laws and regulations. Maintaining compliance with and responding to increasingly stringent regulations require a significant investment of time and resources and may restrict our ability to modify or expand our manufacturing sites or to continue production. Any failure to comply with these laws and regulations may potentially result in significant fines and penalties, our operations may be suspended or subjected to increased oversight, and our cost of related investigations could be material in any period.

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

        We generally have obtained environmental assessment reports, or reviewed assessment reports undertaken by others, for most of our manufacturing sites at the time of acquisition or leasing. Such assessments may not reveal all environmental liabilities, and current assessments have not been obtained for all sites. In addition, some of our operations involve the use of hazardous substances that could cause environmental contamination. Although if deemed necessary, we may investigate, remediate or monitor air, soil and/or groundwater contamination at some of our owned or leased sites, we may not be aware of, or adequately address, all such conditions, and we may incur significant costs to perform such work in the future. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection to reduce or eliminate liability to us. Third-party claims for damages or personal injury are also possible and could result in significant costs to us. Moreover, current remediation, mitigation and risk assessment measures may not be adequate to comply with future laws.

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

        With respect to our solar business, the United States government has imposed tariffs on solar cells manufactured in China and Taiwan. Although our agreements with the Solar Supplier and other solar cell suppliers are intended to reduce our need to use solar cells manufactured in these countries, periodic supply constraints for these components may from time to time prevent us from sourcing all of our solar cells from outside of these regions. To the extent that we manufacture solar panels for delivery to our customers in the United States that contain cells manufactured in China or Taiwan, we are subject to such tariffs, which would in turn increase our total solar panel costs. Any such additional costs that we are unable to recover in our pricing to customers would negatively impact our margins and operating results.

        As a public company, we are subject to stringent laws, regulations and other requirements, including those resulting from the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), affecting, among other areas, our accounting, internal controls, corporate governance practices, securities disclosures and reporting. For example, Dodd-Frank contains provisions concerning specified minerals originating from the Democratic Republic of Congo and adjoining countries that are believed to benefit armed groups (referred to as "conflict minerals"). As required by this Act, the U.S. Securities and Exchange Commission ("SEC") has adopted due diligence, disclosure and reporting requirements for companies that manufacture, or contract to manufacture, products that include conflict minerals. We manufacture such products for our customers. Due to our complex supply chain, compliance with these rules is time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the SEC rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results.

        The regulatory climate can itself affect the demand for our services. For example, government reimbursement rates and other regulations, as well as the financial health of healthcare providers, and recent changes in how healthcare in the U.S. is structured, including as a result of the U.S. Affordable Care Act, and how medical devices are taxed, could affect the willingness and ability of end customers to purchase the products of our customers in this market as well as impact our margins.

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

We may be required to make larger contributions to our defined benefit pension and other pension plans in the future.

        We maintain multiple defined benefit pension plans, as well as other pension plans. Our pension funding policy for our defined pension plans is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements that are based on actuarial calculations. Our obligations are based on certain assumptions relating to expected plan asset performance, salary escalation, employee turnover, retirement ages, life expectancy, expected healthcare costs, the performance of the financial markets, future interest rates, and plan and legislative changes. If actual results or future expectations differ from these assumptions or if statutory funding requirements change, the amounts we are obligated to contribute to the pension plans may increase and such increase could be significant. We are also required to contribute amounts to our other pension plans to meet local statutory funding requests. The amounts we are obligated to contribute may increase due to legislative and other changes.

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

Our credit agreement contains restrictive covenants that may impair our ability to conduct business, and the failure to comply with such covenants could cause our outstanding debt to become immediately payable.

        Our credit agreement contains restrictive covenants that limit our management's discretion with respect to certain business matters. Among other factors, these covenants restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, merge or consolidate with other entities, or effect a change in control. This agreement also contains certain financial covenants related to indebtedness and interest coverage. If we are not able to comply with these covenants, our outstanding debt could become immediately due and payable, and the incurrence of additional debt under our revolving credit facility would not be allowed, any of which could have a material adverse effect on our liquidity and ability to conduct our business.

We are subject to interest rate fluctuations.

        We have a $300.0 million revolving credit facility ("Revolving Facility), which may be increased by an additional $150.0 million on an uncommitted basis under specified circumstances, and a $250.0 million term loan ("Term Loan") that each mature in May 2020 (collectively, the "credit facility"). Outstanding borrowings under the Revolving Facility bear interest at LIBOR, Prime, Base Rate Canada or Base Rate (each as defined in the credit agreement), at our option, plus a margin. The Term Loan bears interest at LIBOR plus a margin. At December 31, 2015, we had $237.5 million outstanding under the Term Loan, and $25.0 million outstanding under the Revolving Facility (at each of December 31, 2014 and 2013 — no Term Loan and no amounts outstanding under the Revolving Facility). Our borrowings under our credit facility, which vary from time to time, expose us to interest rate risks due to fluctuations in these rates and margins. If the amount we borrow under our credit facility is substantial, an increase in interest rates would have a more pronounced impact on our interest expense. Significant interest rate fluctuations may affect our business, operating results and financial condition.

In connection with our Substantial Issuer Bid, we incurred significant additional indebtedness, which could adversely affect us, including by decreasing our business flexibility.

        The financing of a substantial portion of our $350.0 million "modified Dutch auction" substantial issuer bid ("SIB") with the Term Loan has significantly increased our indebtedness in comparison to recent historical levels. This has increased our interest expense and could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions. The amount of cash required to pay interest and principal repayments impact our liquidity and the cash resources that would otherwise be available to conduct our business, including for working capital or to fund capital expenditures, acquisitions, or future expansion of our business, and for other general corporate purposes.

Deterioration in financial markets or in the macro-economic environment may adversely affect our ability to raise funds or increase the cost of raising funds.

        We currently have access to the Revolving Facility, which matures in May 2020. We may also issue debt or equity securities to fund our operations or make acquisitions. Our ability to borrow or raise capital, or renew our facility, may be impacted if financial markets are unstable. Disruptions in the capital and credit markets could adversely affect our ability to draw on our Revolving Facility. Our access to funds under our credit facility is dependent on the ability of our senior lenders to meet their funding commitments. They may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding sources can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.

Our credit rating may be downgraded.

        Any negative change in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all.

The interest of our controlling shareholder, Onex Corporation, with an approximate 79% voting interest, may conflict with the interests of other shareholders.

        Onex Corporation ("Onex"), beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares and less than 1% of our outstanding subordinate voting shares. The number of subordinate voting shares and multiple voting shares beneficially owned by Onex, directly or indirectly, represents approximately 79% of the voting interest in Celestica. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex may make decisions regarding Celestica and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Onex's voting power could have the effect of deterring or preventing a change in control of our Corporation that might otherwise be beneficial to our other shareholders.

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

        Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, indirectly or directly, shares representing the majority of the voting rights of the shares of Onex. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about shareholder rights and restrictions relative to our subordinate voting shares and multiple voting shares, see Item 10(B), "Memorandum and Articles of Incorporation". For additional information about our principal shareholders, see Item 7(A), "Major Shareholders". Also see Item 7(B), "Related Party Transactions" for a description of Mr. Schwartz's ownership interest in the purchasing entity under an agreement of purchase and sale with respect to our real property located in Toronto, Ontario.

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

        We were party (until July 2015) to securities class action lawsuits commenced in 2007 against us and our former Chief Executive and Chief Financial Officers in the United States District Court for the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our subordinate voting shares. On July 28, 2015, the District Court approved the settlement of the U.S. case. The time for any person to appeal the District Court's order has expired, and the settlement payment to the plaintiffs was paid by our liability insurance carriers. Parallel class proceedings were initiated in October 2011 against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants' appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs' common law claims. No party appealed that decision. We will be seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff has initiated a second motion to certify its common law claims, even though those claims were denied certification in February 2014. We believe that the February 2014 decision is final and binding and that any attempt to re-open certification of the common law claims is without merit. There can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 23 to the Consolidated Financial Statements under the caption "Litigation" in Item 18 for a detailed description of the history and status of such lawsuits.

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

        Accounting standards are revised periodically and/or expanded upon by applicable standard-setting bodies. We are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, which include the Canadian Accounting Standards Board ("CASB"), the International Accounting Standards Board ("IASB"), and the SEC. Such standards could have a significant effect on our accounting methods and reported results. For example, the IASB issued a new revenue recognition standard and amended the standard relating to the classification, measurement and impairment of financial assets and hedge accounting; both of these standards will apply to us beginning January 1, 2018. Changes in accounting standards could adversely affect our reported operating results or financial condition. Our Consolidated Financial Statements are prepared in accordance with IFRS. Our reported financial information may not be comparable to the information reported by our competitors or other public companies that use different accounting standards. The Financial Accounting Standards Board and IASB have been jointly collaborating on a series of projects to converge, improve and align the U.S. and international accounting standards as one global high quality standard. While there have been delays in the convergence effort, we continue to monitor developments and consider the potential impacts.

Shares eligible for public sale may adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares in connection with our equity-based compensation plans or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 10, 2016, we had 124.5 million subordinate voting shares and 18.9 million multiple voting shares outstanding. In addition, as of such date, there were 15.8 million subordinate voting shares reserved for issuance from treasury under our employee equity-based compensation plans and for director compensation, including 2.9 million subordinate voting shares underlying stock options (vested and unvested), 0.8 million subordinate voting shares underlying unvested restricted share units, 3.6 million subordinate voting shares underlying unvested performance share units, and 1.3 million subordinate voting shares underlying deferred share units that have not been settled. Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). Sales of a substantial number of our subordinate voting shares in the public market by holders of exercised vested options or vested share units settled in or exercised for subordinate voting shares may lower the prevailing market price for such shares and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if we issue additional subordinate voting shares, or if holders of outstanding vested options exercise those options or if vested shares units are settled in newly-issued subordinate voting shares, our shareholders will incur dilution. The exercise price of all options is subject to adjustment upon stock dividends, splits and combinations, if any, as well as anti-dilution adjustments as set forth in the relevant award agreement.

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

Using our cash resources to repurchase subordinate voting shares presents potential risks and disadvantages to us and our continuing shareholders.

        Under the SIB launched and completed during the second quarter of 2015, we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0 million), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding immediately prior to the completion of the SIB. Although our board of directors determined that the SIB repurchases were in the best interests of our shareholders, and under our new NCIB (approved in February 2016), we are authorized to repurchase up to approximately 10.5 million additional subordinate voting shares, at times and prices we consider appropriate, such repurchases expose us to certain risks including: risks resulting from a reduction in the size of our "public float" (defined as the number of subordinate voting shares owned by non-affiliated shareholders which are available for trading in the securities markets), which may reduce the trading volume of our subordinate voting shares, resulting in reduced liquidity and, potentially, lower trading prices; the risk that our share price could decline such that future repurchases of our subordinate voting shares may be at a lower price per share than we paid in the SIB; and the risk that using our cash resources for this purpose has reduced, and may reduce, the amount of cash that would otherwise be available to pursue potential cash acquisitions or other strategic business opportunities.

A U.S. government shutdown could adversely impact our results of operations.

        Approximately one-half of our cash equivalents at December 31, 2015 were invested in money market funds that primarily hold U.S. government securities. As a result, a U.S. government shutdown and/or U.S. government debt ceiling impasse could result in a default by the U.S. government on such securities, which could have a material adverse effect on our results of operations and financial condition. In addition, such events could result in a U.S. credit rating downgrade, significant U.S. and global economic and financial market dislocations, interest rate and foreign exchange rate impacts and other potential unforeseen consequences that could have a material adverse effect on our results of operations and financial condition.

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

We cannot assure our shareholders that our NCIB will enhance shareholder value, and share repurchases could increase the volatility of our share price.

        We repurchase subordinate voting shares in the open market and otherwise for cancellation pursuant to, among other things, NCIBs, which allow us to repurchase a limited number of subordinate voting shares during a specified period. Under our new NCIB, we are authorized to repurchase up to an aggregate of approximately 10.5 million subordinate voting shares at times and prices we consider appropriate depending upon prevailing market conditions and other corporate considerations. The timing and actual number of shares repurchased will depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause our subordinate voting share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our subordinate voting shares.

Negative publicity could adversely affect our reputation as well as our business, financial results and share price.

        Unfavorable media related to our industry, company, brand, marketing, personnel, operations, business performance, or prospects may affect our share price and the performance of our business, regardless of its accuracy or inaccuracy. The speed at which negative publicity can be disseminated has increased dramatically with the capabilities of electronic communication, including social media outlets, websites, blogs, or newsletters. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlet could damage our reputation and reduce the demand for our products, which would adversely affect our business.

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

        Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group led by Onex, and in 1998, we completed our initial public offering.

        Certain information concerning our acquisition activities, our principal capital expenditures (including property, plant and equipment), and financing activities, over the last three fiscal years is set forth in notes 3, 4, 7, 11, 12, 21, 23 and 24 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations". Certain information concerning our divestiture activities (including our restructurings) over the last three fiscal years is set forth in notes 6 and 15 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations".

        See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash Requirements" for our significant commitments for capital expenditures at December 31, 2015 and planned for 2016, as well as a description of a property sale agreement we entered into in July 2015 for the sale of our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations.

        There were no public takeover offers by third parties in respect of the Corporation's subordinate voting shares or multiple voting shares or by the Corporation in respect of other companies' shares which occurred during the last or current financial year.

B.    Business Overview

General

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy and semiconductor equipment), Servers and Storage end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

        Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence (discussed below) strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, to deliver overall shorter product lead times, and to reduce time to market.

        We offer a range of services to our customers, including design and development (such as our JDM offering, which is focused on developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In 2015, our top 10 customers represented, in the aggregate, 67% of revenue, and our largest customer represented 16% of total revenue. Significant reductions in, or the loss of, revenue from any of our major customers may have a material adverse effect on us. See Item 3(D) — Key Information — Risk Factors — "We are dependent on a limited number of customers and end markets. We are also dependent on our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture."

        In 2015, our revenue by end market was as follows: Communications (40% of revenue); Consumer (3% of revenue); Diversified (29% of revenue); Servers (10% of revenue); and Storage (18% of revenue). The products and services we provide serve a wide variety of applications, including servers; networking and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products, including solar panels and inverters.

        In order to increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We intend to continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in the EMS industry.

        Our current priorities include: (i) evolving our customer and product portfolios in order to drive consistent revenue growth with strong operating margins; (ii) improving the operational performance of our diversified end market businesses; (iii) increasing investments in the front end of our business to accelerate growth; and (iv) continuing to generate strong annual free cash flow and return on invested capital ("ROIC"). We will continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our end markets. We will also remain focused on expanding our business beyond our traditional end markets, which continue to account for a substantial portion of our revenue. Note that operating margin, free cash flow and ROIC are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" in Item 5 — Operating and Financial Review and Prospects, for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

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

        We believe outsourcing by OEMs and other companies will continue across a number of industries as a means to:

        Reduce Operating Costs and Invested Capital.    OEMs are under continuous pressure to reduce total product lifecycle costs, and property, plant and equipment expenditures. The manufacturing process for electronics products has become increasingly automated, requiring greater levels of investment in property, plant and equipment. EMS companies help enable OEMs to gain access to a global network of manufacturing sites with supply chain management expertise, advanced engineering capabilities, flexible capacity and economies of scale. By working with EMS companies, OEMs can reduce their overall product lifecycle and operating costs, working capital and property, plant and equipment investment requirements, and improve their financial performance.

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

        Improve Time-to-Market.    Electronic products generally experience short lifecycles, requiring OEMs to continually reduce the time and cost of bringing products to market. We believe that OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers, including their capabilities relating to design and engineering services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.

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

        Access Value-Added Service Offerings.    EMS providers strive to expand their offerings to include services such as design, fulfillment and after-market services, including repair and recycling, in order to enable OEMs to benefit from outsourcing more of their cost of goods sold.

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

        Increase Penetration in our End Markets.    We strive to establish a diverse customer base across several industries. We believe our expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across various markets. Our goal is to grow across our end markets, with particular emphasis on expanding business in our diversified end market, which is comprised of the aerospace and defense, industrial, healthcare, energy and semiconductor equipment end markets. Revenue from our diversified end market has increased from 25% of total revenue in 2013 to 29% of total revenue in 2015, representing a 12% growth in revenue dollars over the same period.

        Our revenue by end market as a percentage of total revenue is as follows:

	2013	2014	2015
Communications	42%	40%	40%
Consumer	6%	5%	3%
Diversified	25%	28%	29%
Servers	13%	9%	10%
Storage	14%	18%	18%

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our end markets and (iii) enhance the scope of our capabilities and service offerings.

        Continuously Improve Operational Performance.    We will continue to focus on (i) managing our mix of business, service offerings and volume of business to improve our overall margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iii) improving operating efficiencies to reduce costs and improve margins, including improvements in the operational and financial performance of our semiconductor and solar businesses, and (iv) generating strong annual free cash flow and ROIC. As we expand and grow our business across our end markets, in particular, the businesses within our diversified end market, our operating results have been, and will continue to be, negatively impacted by the costs of ramping new business. As with any business expansion, we may encounter difficulties pertaining to such ramping activities that may result in higher than expected costs, adversely impacting our operating results. Although revenue from our diversified end market has increased in recent years, we have encountered challenges in connection with the expansion of our semiconductor and solar businesses, resulting in lower margins and/or losses for such businesses during and/or following the ramp periods. We expect losses to continue with respect to our solar business through the first quarter of 2016. In addition, our semiconductor business may incur lower margins and/or losses largely due to demand fluctuations associated with the cyclical semiconductor market. See Item 5 — Operating and Financial Review and Prospects.

        Develop and Grow Trusted Relationships with Leading Customers.    We continue to seek to build profitable, strategic relationships with targeted industry leaders that we believe can benefit from our services and solutions. We strive to respond to our customers' needs with speed, flexibility and predictability in delivering results. We have established and maintain strong relationships with a diverse mix of leading OEMs and service providers across our end markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually seek to expand the services we offer to our customers, which currently include prototyping, design and development, engineering, supply chain services, systems assembly, logistics, fulfillment and after-market services. We believe that our JDM offering differentiates Celestica from other EMS providers, by encompassing advanced technology design solutions that customers can tailor to their specific platform applications.

        Continue to Invest in Developing New Technology, Quality Products and Supply Chain Solutions and Services.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, and allows us to produce a variety of electronic products ranging from high-volume electronics to highly complex technology infrastructure products. We believe our commitment to quality allows us to deliver consistently reliable products to our customers. The systems and collaborative processes associated with our expertise in supply chain management generally help us to rapidly adjust our operations to meet the lead time requirements of our customers, flexibly shift capacity in response to product demand fluctuations and quickly and effectively deliver products directly to end customers. We collaborate with our suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

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

        The objective of our centers of excellence program is to help ensure that our operations reflect a solid understanding of the markets we serve, have current capabilities and standardized practices, and are positioned to provide efficiency, consistency, and value to our customers around the globe. To obtain "center of excellence" status, our sites must meet our defined criteria pertaining to quality, supply chain capabilities, Lean and Six Sigma, market specific certifications (to the extent applicable), and other matters regarding their operations.

Quality, Lean and Six Sigma Culture

        We believe one of our strengths is our ability to consistently deliver high-quality services and products. We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of advanced statistical engineering techniques and other tools to assist in improving product and service quality. Most of our principal sites are ISO 9001 and ISO 14001 certified (international quality management standards), and have other required industry-specific certifications.

        In addition to these standards, we deploy Lean and Six Sigma initiatives (processes intended to improve product consistency, and reduce defects and waste) throughout our operations network. Implementing Lean initiatives throughout the manufacturing process helps improve efficiency, shorten cycle times and reduce waste in areas such as inventory on hand, set up times, floor space and the number of people required for production. We also use value stream mapping techniques to improve efficiencies and simplify processes in our non-production operations. Six Sigma is intended to drive continuous improvement by reducing process variation. We also apply the knowledge we gain in our after-market services to help improve the quality and reliability of next-generation products for our customers. Success in these areas can help our customers to lower their costs, positioning them more competitively in their respective markets.

Design and Engineering Services

        Our global design teams are focused on delivering flexible solutions and expertise, intended to help customers reduce overall product costs, improve time-to-market, and introduce competitively differentiated products. For customer-owned designs, we partner with our customers to augment their design teams, and utilize our proprietary design analysis tools to minimize design revisions and to achieve improved manufacturing yields. Our JDM service involves developing design solutions in collaboration with customers, managing aspects of the supply chain and manufacturing of their products. We continue to invest in leading-edge product roadmaps and design capabilities aligned with both market standards and emerging technologies in support of our JDM offering. We are currently delivering both customized and generic "white box" solutions to customers in the storage, servers and communications markets, intended to help them reach their markets faster, while reducing product costs and building valuable IP for their product portfolios. Through our collective experience with common technologies across multiple industries and product groups, we believe we provide quality and cost-focused solutions for a wide range of our customers' design needs.

        We collaborate with some of our core customers' product designers in the early stages of product development, using advanced tools to enable new product ideas to progress from electrical and application-

specific integrated circuit design, to simulation, physical layout and design for manufacturing. Collaborative links and databases between a customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        Our engineering services team works as an extension of our customers' teams throughout the product life-cycle. We believe our engineering expertise and experience in design review, product test solutions, assembly technology, quality and reliability, position us well to deliver the services required to address the challenges facing our customers. We maintain ties with key industry associations and engineering firms to help us stay apprised of advances in technical knowledge.

Prototyping and New Product Introduction

        Prototyping is a critical early-stage process in the development of new products. Our engineers collaborate with our customers' engineers to provide quick responses in the early stages of the product development lifecycle.

Supply Chain Management and Services

        We use advanced planning, enterprise resource planning, and supply chain management systems to optimize materials management from suppliers through to our customers' customers. We believe that the effective management of the supply chain is critical to our customers' success, as it directly impacts the time and cost required to deliver products to market and the capital requirements associated with carrying inventory.

        We strive to reduce our customers' total cost of ownership by providing lower costs and reduced cycle times in their supply chain, and by delivering higher quality products. We also strive to align our preferred suppliers in close proximity to our centers of excellence to increase the speed and flexibility of our supply chain, to deliver overall shorter product lead times, and to reduce time-to-market. We believe we deliver a differentiated supply chain offering.

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

Renewable Energy Services

        We provide services to our customers in the renewable energy market, including power generation, power conversion and power electronics. We design, manufacture and test solar panels for the residential, commercial and utility scale markets. We provide design services, manufacturing and test for power inverters, metering and controls electronics, photovoltaic, and energy storage subsystems. We also provide high reliability testing, analysis and solar product certification services for our customers in the renewable energy market.

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

Quality and Product Assurance

        We provide complete product reliability testing, inspection and qualification capabilities to support our customers' full product lifecycle requirements. Our quality and product assurance teams perform product testing to ensure that designs meet or exceed required specifications. We are capable of testing to various industry standards, and we work closely with our customers to execute unique test protocols. We believe that this service allows our customers to assess certification risks early in the product development lifecycle, reducing cost and time-to-market.

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

        We also seek to provide value to our customers through our after-market services offerings which include repair, fulfillment, reverse logistics, reclamation and returns processing and prevention. Our fulfillment offering includes the design and management of integrated supply chain and materials management for light manufacturing and final assembly and reclamation. Our reverse logistics offering includes the design and management of transportation networks, warehousing and distribution of products, asset recovery services, and transportation and supply chain event monitoring. The returns processing and prevention offering provides our customers with product screening and testing and product design and process analysis. We offer these services individually or integrated through a 'Control Tower' model which coordinates our people, systems and processes with those of our customers to improve service levels by providing an increased level of visibility and analytics throughout the entire after-market value chain.

Geographies

        For 2015, approximately three-quarters (2014 — three-quarters; 2013 — two-thirds) of our revenue was produced in Asia and one-fifth (2014 — less than one-fifth; 2013 — one-fifth) of our revenue was produced in North America. Revenue produced in Canada represented 9% of revenue in 2015 (each of 2014 and 2013 — 7%). Our property, plant and equipment in Canada represented 8% of our property, plant and equipment at December 31, 2015 (December 31, 2014 — 10%; December 31, 2013 — 11%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment". Certain geographic information for countries exceeding 10% of our external revenue or property, plant and equipment, intangible assets and goodwill is set forth in note 24 to the Consolidated Financial Statements in Item 18. All other countries individually represented less than 10% in each such category.

Marketing, Sales and Solutions

        We structure our business development teams by end market, region and location, with a focus on offering complete manufacturing and supply chain solutions to our customers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our solutions architects to develop specific solutions to meet the requirements of each customer's product or supply chain. Our global network is comprised of customer-focused teams, including account sales teams, operational and project managers, regional executives, and supply chain management teams, as well as senior executives.

Customer Experience and Relationship Management

        As stated above, we supply products and services to over 100 customers. We target industry-leading customers in our end markets. Our customers include Applied Materials, Inc., Cisco Systems, Inc., EMC Corporation, Hewlett-Packard Company, HGST, Inc., Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, and Oracle Corporation. We are focused on strengthening our relationships with these and other strategic customers through the delivery of new and expanding end-to-end solutions.

        During 2015, three customers (Cisco Systems, Inc., IBM Corporation, and Juniper Networks, Inc.) individually represented more than 10% of total revenue (2014 — three customers; 2013 — two customers). Our top 10 customers represented 67%, 65%, and 65% of total revenue for 2015, 2014, and 2013, respectively.

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

        Our automated electronics assembly lines are continuously refreshed with the latest generation technology, with a focus on flexible lines with quick changeover, large board capability, and small component capability. Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, and in-circuit and in-situ dynamic thermal cycling stress testing. Our inspection technology includes X-ray laminography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy. We work directly with leaders in the equipment industry to optimize their products and solutions or to jointly design solutions to better meet our needs and the needs of our customers. We apply automation solutions for higher volume products, where possible, to help lower product costs.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development and technology building blocks that can be used by customers in the development of their products, or to accelerate their products' time-to-market. Our JDM offering is focused on developing these design solutions and subsequently managing the other aspects of the supply chain, including manufacturing of the products. We focus our solutions on developing current and next generation storage, server and communications products (in particular, elements of data centers, which include the development of generic "white box" solutions to reduce product costs and accelerate time to market, and which we believe will grow in the future). We work directly with our customers to understand their product roadmaps and to develop technology solutions intended to optimally meet their needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We have worked with, and have taken a leadership role in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these development areas.

Supply Chain Management

        We share data electronically with our key suppliers, and help ensure speed of supply through strong relationships with our component suppliers and logistics partners. We view the size and scale of our procurement activities, including our IT systems, as an important competitive advantage, as they enhance our ability to obtain better pricing, influence component packaging and designs, and obtain a supply of components in constrained markets. We procure substantially all of our materials and components on behalf of our customers pursuant to individual purchase orders that are generally short-term in nature.

        Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. In general, prices for our raw materials have been relatively stable, and we believe that such prices will remain relatively stable in the near term. See Item 3(D) — "Key Information — Risk Factors" for a discussion of various risks related to our foreign operations. All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. See Item 3(D) Key Information — Risk Factors, "We are dependent on third parties to supply equipment and materials, and our results can be negatively affected by the availability and cost of components".

        We strive to align our preferred suppliers in close proximity to our centers of excellence to increase the speed and flexibility of our supply chain and to deliver overall shorter product lead times.

        We utilize our enterprise systems, as well as specific supply chain IT tools, to provide comprehensive information on our logistics, financial and engineering support functions. These systems provide management with the data and analytics required to manage the logistical complexities of the business and are augmented by and integrated with other applications, such as shop floor controls, component and product database management, and design tools.

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

        Each of our customers typically provides us with a license to its technology for use in providing electronics manufacturing services to such customer. Generally, the agreements governing such technology grant to us non-exclusive, worldwide licenses with respect to the subject technologies, are typically provided without charge, and terminate upon a material breach by us of the terms of such agreements, or termination of the program to which such licenses relate.

        We also license some technology from third parties that we use in providing electronics manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to us non-exclusive, worldwide licenses with respect to the subject technologies and terminate upon a material breach by us of the terms of such agreements.

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

Environmental Matters

        We are subject to various federal/national, state/provincial, local, foreign and supra-national laws and regulations, including environmental measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, and health and safety measures related to practices and procedures applicable to the construction and operation of our sites. We have management systems in place designed to maintain compliance with such laws and regulations.

        Our past operations and the historical operation by others of our sites may have resulted in soil and groundwater contamination on our sites. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain operating sites. Generally, Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis) were obtained for most of our manufacturing sites at the time of acquisition or leasing. Where contamination is suspected at sites being acquired, Phase II intrusive environmental assessments (that can include soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions and intend to perform Phase II assessments where appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites. See, however, Item 3(D) Key Information — Risk Factors, "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance".

        Environmental legislation also occurs at the product level. Since 2004, we have offered a suite of services that helps our customers comply with environmental legislation, such as the European Union's Restriction of Hazardous Substances ("RoHS") and Waste Electrical and Electronic Equipment directive laws and China's RoHS legislation.

Backlog

        Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 days to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since generally orders may be rescheduled or cancelled.

Seasonality

        Seasonality is reflected in the mix of products we manufacture from quarter-to-quarter. From time to time we experience some level of seasonality in our quarterly revenue patterns across certain of the end markets we serve. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses, overall demand variability, and limited visibility in technology end markets, it is difficult to isolate the impact of seasonality on our business. However, historically, revenue from our storage end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this end market in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

Controlling Shareholder Interest

        Onex is our controlling shareholder with an approximate 79% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Such matters include electing our board of directors and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, indirectly or directly, shares representing the majority of the voting rights of the shares of Onex. For further details, refer to footnote 2 in Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders".

Government Regulation

        Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income taxes, tax audits and the challenges of successfully defending our tax positions and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance", "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance", "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance", and "A U.S. government shutdown could adversely impact our results of operations" in Item 3(D) "Key Information — Risk Factors".

Sustainability

        Our belief in strong corporate citizenship is manifested in policies and principles focused across five key areas: energy and water, materials stewardship, sustainable solutions, our employees, and community giving.

        Our guiding policies and principles include:

  •
  Our Values, developed with input from our employees to reflect the characteristics and behaviors that are core to Celestica;

  •
  Our Business Conduct Governance Policy, which outlines the ethics and practices we consider necessary for a positive working environment and the high legal and ethical standards to which our employees are held accountable; and

  •
  The Electronic Industry Citizenship Coalition ("EICC"), of which we were a founding (and remain a) member. The EICC's Code of Conduct outlines industry standards intended to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We are continually working to implement, manage and audit our compliance with this Code.

        We publish a Sustainability Report and a Business Conduct Governance Policy, both of which are available (along with our Values) on our corporate website at www.celestica.com. These documents outline our sustainability strategy, our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2016 and beyond.

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

C.    Organizational Structure

        Onex, a Canadian corporation, is the Corporation's controlling shareholder with an approximate 79% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.9 million (or 100%) of the Corporation's multiple voting shares, and approximately 0.4 million of the Corporation's subordinate voting shares). Gerald W. Schwartz, a director of Celestica, is the Chairman of the Board, President and Chief Executive Officer of Onex, and owns, directly or indirectly, multiple voting shares of Onex carrying the right to elect a majority of the Onex Board of Directors (see footnotes 2 and 3 to the Major Shareholders Table in Item 7A below). Celestica conducts its business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries of Celestica, and each of them is wholly-owned, directly or indirectly, by Celestica:

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

        Celestica (Suzhou) Technology Co. Ltd, a China corporation;

        Celestica (Thailand) Limited, a Thailand corporation;

        Celestica (USA) Inc., a Delaware, U.S. corporation;

        Celestica (US Holdings) LLC, a Delaware, U.S. limited liability company; and

        2480333 Ontario Inc., an Ontario, Canada corporation.

D.    Property, Plants and Equipment

        The following table summarizes our principal owned and leased properties as of February 10, 2016. These sites are used to provide manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, complex mechanical assembly, precision machining as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services.

Major locations	Square Footage(1) (in thousands)	Owned/Leased	Lease Expiration Dates
Canada(2)(3)(5)	1,006	Owned/Leased	2020
California(3)	488	Leased	between 2018 and 2019
Oregon	188	Leased	2021
Mexico(3)	241	Leased	between 2016 and 2018
Ireland(3)	214	Leased	between 2016 and 2022
Spain	109	Owned	N/A
Romania	200	Owned	N/A
China(3)(4)	896	Owned/Leased	between 2016 and 2056
Malaysia(3)(4)	1,350	Owned/Leased	between 2016 and 2060
Thailand(3)(4)	1,070	Owned/Leased	between 2016 and 2029
Singapore(3)	217	Leased	between 2016 and 2020
Japan(3)	477	Owned/Leased	2020
Laos	114	Leased	2018

(1)
Represents estimated square footage being used.

(2)
Our owned property in Canada is included in the assets pledged as security for borrowings under our credit agreement.

(3)
Represents multiple locations.

(4)
With respect to these locations, the land is leased, and the buildings are either owned or leased by us.

(5)
In July 2015, we entered into the Property Sale Agreement (as defined herein) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. The closing is subject to various conditions and is currently anticipated to occur within 2 years of the execution date of the Property Sale Agreement. We have agreed upon closing to enter into an interim lease for our existing corporate headquarters and manufacturing operations for a two-year period, followed by a longer-term lease for our new corporate headquarters based on commercially reasonable arm's-length terms. Should the transaction close, we expect to find a replacement site for our Toronto manufacturing operations. In such case, in addition to new lease costs, we expect to incur significant transition costs to transfer the manufacturing operations to an alternate location and to prepare and customize the new site to meet our manufacturing needs. Should the transaction close, we also expect to incur costs to transition to our new corporate headquarters. We are at this time unable to quantify such costs, or the timing of these transitions.

        We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations.

        Our principal executive office is located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7. Most of our principal sites are certified to ISO 9001 and ISO 14001 standards, as well as to other industry-specific certifications.

        We currently expect to be able to extend the terms of expiring leases or to find replacement sites on commercially acceptable terms.

        Also see "Environmental Matters" in Item 4(B) above.

        Our material tangible fixed assets are described in note 7 to the Consolidated Financial Statements in Item 18.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2015 audited consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 10, 2016 unless we indicate otherwise.

        Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the possibility of future impairment of property, plant and equipment, goodwill or intangible assets; the expected timing of ramping our solar programs in Asia, and the timing and extent of the expected recovery of cash advances made to a particular solar cell supplier; the impact of the Term Loan (as defined herein) on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the "Toronto Real Property Transactions"); if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations and the transition costs for such expected relocation; and the number of subordinate voting shares and price thereof we may repurchase under our recently-announced normal course issuer bid (NCIB). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

        Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers' business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel and transitions associated with our new CEO; current or future litigation and/or governmental actions; successfully resolving commercial and operational challenges, and improving financial results in our semiconductor and solar businesses; delays in the delivery and availability of components, services and materials, including from new suppliers which we are dependent upon for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital following consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; and if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and our Annual Information Form filed with the Canadian Securities Administrators.

        Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers' products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry; revenue growth and improved financial results in our semiconductor and solar businesses; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital following consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

        All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

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

        We offer a range of services to our customers, including design and development (such as our Joint Design and Manufacturing (JDM) offering, which is focused on developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 67% of revenue for 2015 (2014 — 65%).

        The products and services we provide serve a wide variety of applications, including: servers; networking and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products, including solar panels and inverters.

        In order to increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in the EMS industry.

        Our current priorities include (i) evolving our customer and product portfolios in order to drive consistent revenue growth with strong operating margins, (ii) improving the operational performance of our diversified end market businesses, (iii) increasing investments in the front end of our business to accelerate growth, and (iv) continuing to generate strong annual free cash flow and return on invested capital ("ROIC"). We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our end markets. We will continue to focus on expanding our business beyond our traditional end markets, which today account for a substantial portion of our revenue.

        Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

        Our financial results vary from period to period, and are impacted by factors such as changing demand for our customers' products in various end markets, our revenue and customer mix, changes in our customers' supply chain strategies, the size and timing of customer program wins by end market, the costs, terms, timing and execution of ramping new business, program completions, losses or customer disengagements, the margins achieved and capital deployed for the services we provide to customers, and other factors discussed below.

Overview of business environment:

        The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number and location of qualified personnel, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC (discussed in "Non-IFRS measures" below), which is primarily based on non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

        EMS companies provide a range of services to a variety of customers and end markets. Demand patterns are volatile, making customer revenue and mix, and revenue by end market difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments as well as the proliferation of software-defined networks and software-defined storage, increased competition and pricing pressure, and the volatility of the economy, are all contributing factors. The global economy and financial markets may negatively impact end market demand and the operations of EMS providers, including Celestica. Uncertainty in the global economy may impact current and future demand for our customers' products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to anticipate and prepare for any required changes.

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

        Demand is volatile across our end markets. Our revenue and margins are impacted by overall end market demand, the timing, extent and pricing of new or follow-on business, including the costs, terms, timing and execution of ramping new business, and program completions, losses, or customer disengagements. Despite a continued challenging demand environment, we remain committed to making the investments we believe are required to support our long-term objectives and create shareholder value. These efforts include expanding our solar and aerospace and defense businesses, as well as our JDM offering. The costs of these investments and ramping activities may be significant and could negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

        As we expand our business and open new sites, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. We may also encounter difficulties in ramping and executing new programs. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.

Recent developments:

Semiconductor business

        We acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks) in 2011 and D&H Manufacturing Company (D&H) in 2012 in order to expand our diversified end market offerings to include semiconductor capital equipment. Revenue from our semiconductor business for 2015 represented 6% (2014 — 5%) of our total revenue. The semiconductor market has historically been cyclical and impacted by, among other things, significant and often rapid changes in product demand, changes in customer requirements for new manufacturing capacity and technology transitions, significant expenditures for capital equipment and product development, and general economic conditions. Our semiconductor business has been negatively impacted by volatility in customer demand, the cost of our investments, operational inefficiencies, commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs. The negative impact of these factors resulted in the reduction of our long-term cash-flow projections used for our 2014 impairment assessment of our semiconductor business, and in the fourth quarter of 2014, we recorded a non-cash impairment charge of $40.8 million against the goodwill of this business. In 2015, however, revenue from our semiconductor business grew 21% compared to 2014, primarily as a result of improved customer demand (including from the customer noted above). In addition, we implemented restructuring actions in this business during 2015 to reduce its cost structure and improve its margin performance, including consolidating two of our semiconductor sites into a single location (see "Operating Results — Other charges" below). As a result of these factors, we achieved improved operating results for this business in 2015 compared to 2014, which positively impacted our long-term cash flow projections for this business. As a result, after performing our 2015 annual impairment assessment, we determined that no impairment to the assets of this business was required at the end of 2015. Although we continue to make progress in addressing the inefficiencies and challenges which have affected our semiconductor business, these negative factors, combined with demand volatility in this market, may continue to adversely impact the revenue and profitability of this business, as well as our financial position and cash flows. Any failure to realize future revenues at an appropriate profit margin or failure to further improve the financial results of this business could result in additional impairment losses for our semiconductor business in future periods.

Other diversified end market developments

        In order to support recent new program wins in our solar business and anticipated growth in global demand for solar energy, we are expanding our solar operations into Asia. Revenue from our solar business represented less than 5% of our total revenue for both 2015 and 2014. We made investments, which commenced in the second quarter of 2015, to establish competitive solar energy manufacturing capabilities in Asia. These investments included plant and capital equipment (including new leased equipment), as well as cash advances to an Asia-based solar cell supplier (Solar Supplier) to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. See "Liquidity and Capital Resources — Liquidity — Cash requirements" below. Our solar business is dependent on the Solar Supplier to provide the majority of the solar cells required to support our global solar operations. During 2015, we also transitioned a portion of our solar operations from North America to Asia in support of our global solar expansion. The expansion of our solar business has been slower than anticipated, and we incurred higher than expected costs in this business in 2015, primarily due to ramping delays and operational inefficiencies at our new solar site in Asia, as well as challenges experienced by some of our suppliers (including the Solar Supplier) in meeting our ramp requirements. These negative factors impacted our output in 2015, adversely affecting the operating results of our solar business for the year. We continue to address these operational challenges and anticipate the ramping of our solar operations to be completed by the end of the second quarter of 2016. As a result, we expect losses in our solar business to continue through the first quarter of 2016. Any further delays in ramping or failure to resolve the operational challenges in a timely manner could result in further losses for this business in future periods.

        We recently expanded our business relationship with one of our aerospace and defense customers whereby that customer had outsourced certain of its operations to us. This program transfer was completed in April 2015, and we currently manage the manufacturing and repair operations for certain product lines of this customer from its site in Ontario, Canada. We assumed the workforce assigned to these operations and purchased $27.6 million of inventory in connection with the program transfer in the second quarter of 2015. As with any business expansion, we may encounter difficulties in ramping and executing these new programs.

        Conclusion of U.S. class action lawsuit and status of Canadian class action lawsuit

        In the third quarter of 2015, the United States District Court for the Southern District of New York granted final approval to the settlement of the U.S. securities class action lawsuit. The settlement payment to the plaintiffs was paid by our liability insurance carriers.

        In the fourth quarter of 2015, the Supreme Court of Canada released its decision in the parallel Canadian securities class action lawsuit that the statutory claims of the plaintiff and the class are barred by the applicable limitation period. Certification of the plaintiff's common law claims was denied in 2014, but the plaintiff has initiated a second motion to certify common law claims, which we believe is without merit. See "Litigation and contingencies" below.

Toronto Real Property Transaction

        On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars ($98.5 million at year-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

        Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($38.5 million at year-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($49.3 million at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We have recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows.

        As part of the Property Sale Agreement, we have agreed upon closing to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for Celestica's new corporate headquarters, on commercially reasonable arm's-length terms. There can be no assurance that this transaction will be completed within the expected time period, or at all. Should the transaction close, we expect to be able to find a replacement site on commercially acceptable terms for our Toronto manufacturing operations. However, there can be no assurance that this will be the case. See "Liquidity — Cash requirements" below.

        Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Launch of a new normal course issuer bid (2016 NCIB):

        On February 22, 2016, the TSX accepted our notice to launch a new NCIB. The 2016 NCIB allows us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2016 NCIB will be reduced by the number of subordinate voting shares purchased during the term of the 2016 NCIB to satisfy obligations under our stock-based compensation plans.

Summary of 2015

        Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2015 and the financial performance, comprehensive income and cash flows for the year ended December 31, 2015. See "Critical Accounting Policies and Estimates" below.

        The following table shows certain key operating results and financial information for the years indicated (in millions, except per share amounts):

	Year ended December 31
	2013	2014	2015
Revenue	$5,796.1	$5,631.3	$5,639.2
Gross profit	389.5	405.4	391.1
Selling, general and administrative expenses (SG&A)	222.3	210.3	207.5
Other charges	4.0	37.1	35.8
Net earnings	$118.0	$108.2	$66.9
Diluted earnings per share	$0.64	$0.60	$0.42

	December 31 2013	December 31 2014	December 31 2015
Cash and cash equivalents	$544.3	$565.0	$545.3
Borrowings under credit facility	—	—	262.5
Total assets	2,638.9	2,583.6	2,612.0

        Revenue of $5.6 billion for 2015 was flat compared to 2014. Compared to 2014, revenue dollars in 2015 from our storage end market increased 5%, primarily due to new program wins, in part driven by our JDM offering, and revenue dollars from our diversified end market increased 4%, primarily driven by new program wins, including the aerospace and defense program described above, and improved demand in our semiconductor business. Revenue dollars from our consumer end market (which comprised 3% of total revenue for 2015) decreased 33% compared to 2014, primarily due to program completions in the second half of 2014, as we continued to de-emphasize certain lower-margin business in our consumer portfolio. Revenue dollars from our communications end market and servers end market in 2015 were relatively flat compared to 2014. Communications and diversified continued to be our largest end markets, representing 40% and 29%, respectively, of total revenue for 2015.

        Gross profit of $391.1 million (6.9% of total revenue) for 2015 decreased 4% compared to $405.4 million (7.2% of total revenue) for 2014, primarily due to higher than expected costs of ramping new programs, particularly the ramping of our new solar business in Asia (discussed above). This, combined with the impact of changes in program mix and losses at our sites in Japan and Spain (see "Other charges" below), more than offset the gross profit improvements we made in our semiconductor business during 2015. SG&A for 2015 of $207.5 million decreased slightly compared to $210.3 million for 2014. Other charges of $35.8 million for 2015 were comprised primarily of $23.9 million in restructuring charges and $12.2 million in non-cash impairment charges on property, plant and equipment pertaining to our sites in Japan and Spain (see "Other charges" below). Other charges of $37.1 million for 2014 were comprised primarily of our non-cash goodwill impairment charges related to our semiconductor business. Net earnings for 2015 of $66.9 million were $41.3 million lower compared to 2014, primarily due to higher income tax expense in 2015, in part due to higher taxable foreign exchange impacts in 2015 (see "Operating Results — Income taxes" below), and increased stock-based compensation expense (see "Operating Results — Stock-based compensation" below).

        Our cash and cash equivalents at December 31, 2015 were $545.3 million (December 31, 2014 — $565.0 million). Our non-IFRS free cash flow for 2015 was $113.2 million compared to $177.4 million for 2014, primarily due to a reduction in cash provided by operating activities in 2015, and $26.5 million in net cash advances we made to the Solar Supplier during 2015 (see "Liquidity and Capital Resources — Liquidity" below). At December 31, 2015, we had an aggregate of $262.5 million outstanding (December 31, 2014 — no amounts outstanding) under our credit facility (including the Term Loan), and $50.0 million of accounts receivable (A/R) were sold under our A/R sales facility and de-recognized from our accounts receivable balance (December 31, 2014 — $50.0 million of A/R).

        We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids, including the SIB described below. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, which allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR's completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock- based compensation plans.

        On September 9, 2014, the Toronto Stock Exchange (TSX) accepted our notice to launch an NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total multiple voting shares and subordinate voting shares outstanding at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. On January 28, 2015, we completed a $50.0 million PSR (which we funded in December 2014), pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share. Subsequent to the completion of this PSR, we paid $19.8 million (including transaction fees) to repurchase and cancel an additional 1.7 million subordinate voting shares under the 2014 NCIB (prior to its expiry in September 2015) at a weighted average price of $11.66 per share. We repurchased and cancelled an aggregate of 9.0 million subordinate voting shares during the term of the 2014 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2014 NCIB was reduced by 0.5 million subordinate voting shares we purchased in the open market during the term of the 2014 NCIB to satisfy obligations under our stock-based compensation plans.

        In the second quarter of 2015, we launched and completed a $350.0 million substantial issuer bid (the SIB), pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share, representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to its completion. We funded the share repurchases in June 2015 using the proceeds of the $250.0 million Term Loan (defined below), $25.0 million drawn on our revolving credit facility, and $75.0 million of cash on hand. We made two scheduled quarterly principal repayments totaling $12.5 million under the Term Loan during the second half of 2015. See "Liquidity and Capital Resources — Liquidity — Cash requirements" below.

Summary of 2014

        Revenue of $5.6 billion for 2014 decreased 3% from 2013. Compared to 2013, revenue dollars in 2014 from our communications end market decreased 7%, primarily due to weaker demand from certain customers and program completions during 2014; revenue dollars from our server end market decreased 25%, primarily due to the insourcing of a lower margin server program by one of our existing customers in 2013 and overall demand weakness in this end market; and revenue dollars from our consumer end market decreased 29%, primarily due to program completions as we continued to de-emphasize the lower margin business in our consumer portfolio. These decreases were offset in part by a 7% increase in revenue from our diversified end market and a 26% increase in revenue from our storage end market in 2014 compared to 2013. Compared to 2013, the revenue increase in our diversified end market in 2014 was driven primarily by new program wins in our industrial and semiconductor businesses, offset in part by demand weakness in our solar business; and the revenue increase in our storage end market was primarily due to new programs we launched in 2014, in part driven by our JDM offering. Communications and diversified were our largest end markets for 2014, representing 40% and 28%, respectively, of total revenue for the year.

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

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer substantially eliminating financial risk in respect of these obligations. We re-measured the pension assets and liabilities relating to this pension plan immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 million in other comprehensive income during 2014 that was subsequently reclassified to deficit in the same period. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 million which we recorded in other charges in our consolidated statement of operations in 2014. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8 million, and the value of our pension liabilities by $143.4 million as of the date of the annuity purchase.

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

        During 2014, we also paid $31.0 million (including transaction fees) to repurchase and cancel 2.9 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.53 per share. In

December 2014, we paid $50.0 million to a broker under a PSR that we completed in January 2015 (discussed above).

        During 2014, we repurchased an aggregate of 8.5 million subordinate voting shares for cancellation pursuant to our 2013 and 2014 NCIBs.

Other performance indicators:

        In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
Cash cycle days:
Days in A/R	45	43	46	44	47	42	43	40
Days in inventory	61	54	54	52	56	54	58	53
Days in A/P	(58)	(53)	(55)	(52)	(56)	(54)	(55)	(51)

Cash cycle days	48	44	45	44	47	42	46	42

Inventory turns	6.0x	6.8x	6.8x	7.1x	6.6x	6.7x	6.3x	6.9x

	2014				2015
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Amount of A/R sold (in millions)	$60.0	$60.0	$50.0	$50.0	$50.0	$55.0	$50.0	$50.0

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

        Cash cycle days for the fourth quarter of 2015 of 42 days decreased 2 days compared to the fourth quarter of 2014 as a result of a 4-day reduction in days in A/R, offset in part by a 1-day increase in days in inventory and a 1-day decrease in days in A/P. Compared to the same period in 2014, the decrease in days in A/R was primarily due to a change in revenue mix from customers with different payment terms, as well as improved A/R collections in the fourth quarter of 2015.

        Compared to the third quarter of 2015, cash cycle days decreased 4 days in the fourth quarter of 2015 as a result of a 3-day decrease in days in A/R and a 5-day decrease in days in inventory, offset in part by a 4-day decrease in days in A/P. Compared to the previous quarter, the decrease in days in A/R was primarily due to improved A/R collections, the decrease in inventory was primarily due to improved inventory management and higher than expected customer demand at year end, and the decrease in days in A/P was primarily due to the timing of purchases and payments in the respective quarters.

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

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2015 audited consolidated financial statements.

        Key sources of estimation uncertainty and judgment:    We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

        We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

        We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted, and the timing of the recognition of charges and recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets (see note 15(b) to our 2015 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 18 to our 2015 audited consolidated financial statements). Prior to our 2015 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we did not identify any triggering event during the course of 2015 that would indicate the carrying amount of our CGUs may not be recoverable (see "Other charges" below).

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

Income taxes:

        We record an income tax expense or recovery based on income earned or loss incurred in each tax jurisdiction where we operate at the enacted or substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain and estimates are required for exposures related to examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. We believe that our income tax liability reflects the probable outcome of our income tax obligations based on known facts and circumstances; however, the final income tax outcome may be different from our estimates. A change to these estimates could impact our income tax provision.

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

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability and discount rates, and in projecting future cash flows, among other factors. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we engage independent brokers to obtain market prices to estimate our real property values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU or group of CGUs to reduce the carrying amount of its goodwill, and then to reduce the carrying amount of other assets in such CGU or group of CGUs generally on a pro rata basis. See notes 8 and 15(b) to our 2015 audited consolidated financial statements for a description of an impairment charge to property, plant and equipment recorded for the year ended December 31, 2015.

        We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for property, plant and equipment and intangible assets, if the losses we recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of any reversal is limited to restoring the carrying amount to the amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.

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

        The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring plans. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values less costs to sell of assets we no longer use and which are available for sale. We develop detailed plans and recognize employee termination costs in the period the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the fair value less costs to sell for these assets. For leased sites that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income, if any. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in future estimates. See note 15(a) to our 2015 audited consolidated financial statements.

Pension and non-pension post-employment benefits:

        We have pension and non-pension post-employment benefit costs and liabilities that are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. The fair values of our pension assets were based on a measurement date of December 31, 2015. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our pension plan valuations and our future pension expense and required funding. See notes 2(n) and 18 to our 2015 audited consolidated financial statements.

Stock-based compensation:

        We recognize the grant date fair value of options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock on our consolidated balance sheet. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for restricted share units (RSUs), for all performance share units (PSUs) granted prior to 2011, and for 40% of the PSUs granted commencing in 2013, is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to the achievement of pre-determined financial targets over a specified period, is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the level of achievement of such performance condition. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, we have also cash-settled certain awards (as permitted by the applicable plan) which we accounted for as liabilities and re-measured them based on our share price at each reporting date and at the settlement date, with a corresponding charge or recovery in our consolidated statement of operations.

        We determine the cost we record for all PSUs granted in 2011 and 2012, and 60% of the PSUs granted commencing in 2013, using a Monte Carlo simulation model. The number of awards expected to vest is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return (TSR) relative to the TSR of a pre-defined group of companies. We do not adjust the grant date fair value regardless of the eventual number of awards that vest based on the level of achievement of the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied.

        We grant deferred share units (DSUs) to certain members of our Board of Directors as part of their compensation, which in 2015 was comprised of an annual equity award, an annual retainer, and meeting fees. In the case of the annual equity award, which is granted in equal amounts each quarter, the number of DSUs we grant is determined by dividing the dollar value of the award by the closing price of our subordinate voting shares on the New York Stock Exchange ("NYSE") on the last business day of the quarter. In the case of the annual retainer and meeting fees, the number of DSUs we granted was determined by dividing either 50% or 100% (depending on the election made by each director), of the dollar value of the retainer and fees earned in the quarter by the closing price of our subordinate voting shares on the NYSE on the last business day of the quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash after the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares issued from treasury or purchased in the open market, or with cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or with cash. We expense the cost of DSUs through SG&A in our consolidated statement of operations in the period the services are rendered. Commencing January 1, 2016, separate meeting fees and the annual equity award were eliminated, replaced by a flat fee annual retainer, and either 75% or 100% (depending on the election by each director) of such retainer (plus travel fees) is payable in DSUs. In addition, our Board of Directors has the discretion to grant supplemental equity awards to individual directors as deemed appropriate.

Operating Results

        Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, the costs associated with, and the execution of, new program ramps; volumes and the seasonality of our business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and/or our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

        In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider's global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as any acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2013	2014	2015
Revenue	100.0%	100.0%	100.0%
Cost of sales	93.3	92.8	93.1

Gross profit	6.7	7.2	6.9
SG&A	3.8	3.7	3.7
Research and development costs	0.3	0.3	0.4
Amortization of intangible assets	0.2	0.2	0.2
Other charges	0.1	0.7	0.6
Finance costs	0.1	0.1	0.1

Earnings before income tax	2.2	2.2	1.9
Income tax expense	0.2	0.3	0.7

Net earnings	2.0%	1.9%	1.2%

Revenue:

        Revenue of $5.6 billion for 2015 was flat compared to 2014. Compared to revenue from our end markets in 2014, revenue dollars from our storage end market increased 5%, revenue dollars from our diversified end market increased 4%, and revenue dollars from our consumer end market (which comprised 3% of our total revenue for 2015) decreased 33%, primarily due to the factors discussed in "Summary of 2015" above and the discussions below. Revenue dollars from our communications end market and servers end market in 2015 were relatively flat compared to 2014. Communications and diversified continued to be our largest end markets for 2015, representing 40% and 29%, respectively, of total revenue for the year.

        Revenue of $5.6 billion for 2014 decreased 3% from 2013. Compared to revenue from our end markets in 2013, revenue dollars from our storage end market increased 26%, revenue dollars from our diversified end market increased 7%, revenue dollars from our consumer end market decreased 29%, revenue dollars from our server end market decreased 25%, and revenue dollars from our communications end market decreased 7%, primarily due to the factors discussed in "Summary of 2014" above and the discussions below. Communications and diversified were our largest end markets for 2014, representing 40% and 28%, respectively, of total revenue for the year.

        The following table shows revenue from the end markets we serve as a percentage of total revenue for the years indicated:

	2013	2014	2015
Communications	42%	40%	40%
Consumer	6%	5%	3%
Diversified	25%	28%	29%
Servers	13%	9%	10%
Storage	14%	18%	18%
Revenue (in billions)	$5.80	$5.63	$5.64

        Our product and service volumes, revenue and operating results vary from period-to-period depending on various factors, including the success in the marketplace of our customers' products, changes in demand from our customers for the products we manufacture, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the transfer of programs among our sites at our customers' request, the costs, terms, timing and execution of new program ramps, and the impact of seasonality on various end markets. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers' transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period-to-period. See "Overview" above.

        From time to time we experience some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. However, the numerous factors described above that affect our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business.

        To reduce the reliance on any one customer or end market, we continue to target new customers and services, including through our efforts to expand our diversified end market business (see discussions above and below of investments in our solar energy capabilities and our aerospace and defense expansion). Notwithstanding these expansion efforts, we remain dependent on our traditional end markets for a substantial portion of our revenue. We continue to experience slower growth rates and increased pricing pressures in our traditional markets.

        Our communications end market represented 40% of total revenue for each of 2015 and 2014, down from 42% of total revenue for 2013. Revenue dollars from this end market in 2015 were relatively flat compared to 2014, with growth from new program wins offsetting the lower revenue due to program completions during 2014. Compared to 2013, revenue dollars from this end market decreased 7% in 2014, primarily due to weaker demand from certain customers and program completions during 2014.

        Our diversified end market represented 29% of total revenue for 2015, up from 28% of total revenue for 2014 and 25% of total revenue for 2013. Revenue dollars from our diversified end market increased 4% in 2015 compared to 2014, primarily driven by new program wins, including the aerospace and defense program outsourced to us in the second quarter of 2015, and improved demand in our semiconductor business. Revenue from our solar business in 2015, however, was slightly lower than in 2014 as we transitioned and ramped our solar operations in Asia (discussed above and in "Overview"). Compared to 2013, revenue dollars from our diversified end market increased 7% in 2014, primarily driven by new program wins in our industrial and semiconductor businesses, offset in part by demand weakness in our solar business.

        Our storage end market represented 18% of total revenue for each of 2015 and 2014, up from 14% of total revenue for 2013. In 2015, revenue dollars from our storage end market increased 5% compared to 2014, and revenue dollars from our storage end market increased 26% in 2014 compared to 2013, in each case primarily due to new program wins, in part driven by our JDM offering.

        Our servers end market represented 10% of total revenue for 2015, compared to 9% of total revenue for 2014 and 13% of total revenue for 2013. Revenue dollars from our servers end market in 2015 were relatively flat compared to 2014. In 2014, revenue dollars from our server end market decreased 25% compared to 2013, primarily as a result of the insourcing of a lower-margin server program by one of our existing customers (completed in the third quarter of 2013) and overall weaker demand in this end market in 2014.

        Our consumer end market represented 3% of total revenue for 2015, down from 5% of total revenue for 2014 and 6% of total revenue for 2013. In 2015, revenue dollars from our consumer end market decreased 33% compared to 2014, and revenue dollars from our consumer end market decreased 29% in 2014 compared to 2013, primarily due to program completions in each such year, as we continued to de-emphasize certain lower-margin business in our consumer portfolio.

        For each of 2015 and 2014, we had three customers (Cisco Systems, IBM, and Juniper Networks) that individually represented more than 10% of total revenue (2013 — two customers (Cisco Systems and Juniper Networks)).

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

        In the aggregate, our top 10 customers represented 67% of total revenue for 2015 (2014 — 65%; 2013 — 65%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

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

        We believe that profitable revenue growth depends to a significant extent on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also continue to pursue new customers and acquisition opportunities to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

        The following table is a breakdown of gross profit and gross margin (gross profit as a percentage of total revenue) for the years indicated:

	Year ended December 31
	2013	2014	2015
Gross profit (in millions)	$389.5	$405.4	$391.1
Gross margin	6.7%	7.2%	6.9%

        Compared to 2014, gross profit decreased 4% in 2015, primarily due to higher than expected costs of ramping new programs, particularly the ramping of our new solar business in Asia. We expanded our solar business into Asia in 2015 and incurred higher costs as a result of delayed ramping, operational inefficiencies and supplier performance issues. (See "Overview" above). This, combined with the impact of changes in program mix and losses at our sites in Japan and Spain (see "Other charges" below), more than offset the gross profit improvements we made in our semiconductor business during 2015.

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

        In general, in addition to fluctuations in revenue, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressures; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

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

Selling, general and administrative expenses:

        SG&A for 2015 of $207.5 million (3.7% of total revenue) decreased slightly compared to $210.3 million (3.7% of total revenue) for 2014, primarily due to overall spending reductions in 2015, which more than offset the higher stock-based compensation expense in the same year (discussed below).

        SG&A for 2014 decreased 5% to $210.3 million (3.7% of total revenue) compared to $222.3 million (3.8% of total revenue) for 2013, primarily reflecting overall spending reductions in 2014, mostly due to savings in compensation and related expenses as a result of headcount reductions attributable to our previous restructuring actions.

Stock-based compensation:

        Our employee stock-based compensation expense, which excludes DSU expense, varies each period, and includes mark-to-market adjustments for any awards we settle in cash and any plan amendments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. See the table in the section captioned "Non-IFRS Measures" below for the respective amounts of employee stock-based compensation expense recorded in each of cost of sales and SG&A for 2015 and 2014. In 2013, we recorded $12.5 million and $16.7 million of employee stock-based compensation expense in cost of sales and SG&A, respectively.

	Year ended December 31
	2013	2014	2015
Employee stock-based compensation (in millions)	$29.2	$28.4	$37.6

        Compared to 2014, our employee stock-based compensation expense for 2015 increased by $9.2 million, primarily due to an adjustment recorded in 2015 to reflect the estimated level of achievement related to our performance-based compensation, as well as the cost of new awards granted in 2015 in connection with our CEO transition. Our 2014 employee stock-based compensation expense was reduced by expense reversals we recorded with respect to forfeited awards for terminated employees.

        Our employee stock-based compensation expense for 2014 was relatively flat compared to 2013.

        Management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or by issuing subordinate voting shares from treasury. Accordingly, we have accounted for these share unit awards as equity-settled awards. See "Cash requirements" below.

        In 2015, we also recorded DSU expense of $1.9 million (2014 — $1.9 million; 2013 — $1.9 million) through SG&A.

Other charges:

  (i)
  We have recorded the following restructuring charges (recoveries) for the years indicated (in millions):

	Year ended December 31
	2013	2014	2015
Restructuring charges (recoveries)	$28.0	$(2.1)	$23.9

        We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. As a result of our most recent evaluation, we recorded restructuring charges of $23.9 million during 2015 to consolidate certain of our sites and to reduce our workforce, including cash charges of $19.5 million, primarily for employee termination costs, and non-cash charges of $4.4 million, primarily to write down certain equipment to recoverable amounts. Our restructuring charges for 2015 included headcount reductions at various sites, including reductions at under-utilized manufacturing sites in higher cost locations, as well as costs associated with the consolidation of two of our semiconductor sites into a single location. In an effort to reduce the cost structure and improve the margin performance of our semiconductor business, our actions resulted in a reduction in the related workforce and a write down of certain equipment. In 2014, we recorded a net reversal of $2.1 million primarily to adjust for reduced payments in relation to a site that was part of a previous restructuring action. In 2013, we recorded restructuring charges of $28.0 million, consisting primarily of employee termination costs related to previous restructuring actions implemented throughout our global network. Our restructuring provision at December 31, 2015 was $10.7 million (December 31, 2014 — $1.9 million) comprised primarily of employee termination costs which we expect to pay by the end of March 2016. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

        We perform ongoing evaluations of our operations, and expect to implement further restructuring actions in 2016 to further streamline our business and improve margin performance. We may also propose additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. An increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors.

  (ii)
  We have recorded the following impairment charges for the years indicated (in millions):

	Year ended December 31
	2013	2014	2015
Asset impairment	$—	$40.8	$12.2

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of

CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. Prior to our 2015 annual impairment assessment, we did not identify any triggering event during the course of 2015 indicating that the carrying amount of our assets and CGUs may not be recoverable. For our 2015 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we used cash flow projections based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plan for the following year is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of each year, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle.

        Upon completion of our 2015 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we determined that the recoverable amount of our assets and CGUs, other than our Japan and Spain CGUs, exceeded their respective carrying values and no impairment existed for such assets and CGUs as of December 31, 2015. Our CGUs in each of Japan and Spain incurred losses in 2015, primarily due to reduced customer demand and the challenging market conditions we experienced in these CGUs during the year. Primarily as a result of management's assessment of the continued negative impact of these factors on the profitability of these two CGUs, we reduced the future cash flow projections for these two CGUs in the fourth quarter of 2015, and recorded non-cash impairment charges totaling $12.2 million, comprised of $6.5 million and $5.7 million, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. After recording the impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair value of its real property at the end of 2015. No goodwill or intangible assets were attributable to either of these CGUs in 2015.

        In the fourth quarter of 2014, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges of $40.8 million against the goodwill of our semiconductor business, primarily due to the reduction at that time of our long-term cash flow projections for this CGU as a result of volatility in customer demand, operational inefficiencies and commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs. In 2013, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

        We determined the recoverable amount of our CGUs based primarily on their expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our 2015 annual impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we engaged independent brokers to obtain market prices to estimate our real property values. For our 2015 assessment, we used cash flow projections ranging from 3 years to 10 years (2014 — 2 to 9 years; 2013 — 3 to 10 years) for our CGUs, in line with the remaining useful lives of the CGUs' essential assets. We generally used our weighted-average cost of capital of approximately 8% (2014 — approximately 10%; 2013 — approximately 12%) to discount our cash flows. For our semiconductor CGU, which is subject to heightened risk and volatilities (as a result of the factors discussed above), we applied a discount rate of 17% to our cash flow projections for this CGU (2014 and 2013 — 17%) to reflect management's assessment of increased risk inherent in these cash flows. Despite the decrease in our overall weighted-average cost of capital and new business awarded to this CGU in the past two years, we maintained the 17% discount rate for our 2015 annual analysis for the semiconductor CGU in recognition of the challenges faced by this CGU during such years.

        Our goodwill of $19.5 million at December 31, 2015 and 2014 was entirely attributable to our semiconductor CGU. For purposes of our 2015 impairment assessment, we assumed revenue growth for our semiconductor CGU in future years at an average compound annual growth rate of 9% over an 8-year period (2014 — 10% over a 9-year period), representing the remaining life of the CGU's most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this CGU over the projection period will be slightly lower than our overall margin performance for the company in 2015, consistent with the average annual margins we assumed for our 2014 impairment analysis.

        As part of our annual impairment assessment, we perform sensitivity analyses for our semiconductor CGU in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. For our 2015 annual impairment analysis, we did not identify any key assumptions where a reasonably possible change would result in material impairments to this CGU.

        Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of a CGU could result in impairment losses in the CGU in future periods.

        (iii) In August 2014, we liquidated the asset portfolio for the defined benefit component of the pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer substantially eliminating financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 million in other comprehensive income during 2014 that was subsequently reclassified to deficit in the same period. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 million which we recorded in other charges in our 2014 consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8 million, and the value of our pension liabilities by $143.4 million as of the date of the annuity purchase.

        (iv) In 2014, we recorded net recoveries of $8.0 million, consisting primarily of the recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, relating to certain purchases we had made in prior periods. In July 2013, we received similar recoveries of damages in the amount of $24.0 million.

Income taxes:

        We had a net income tax expense of $42.2 million on earnings before tax of $109.1 million, compared to a net income tax expense of $16.4 million on earnings before tax of $124.6 million for 2014 and a net income tax expense of $12.7 million on earnings before tax of $130.7 million for 2013.

        Current income taxes for 2015 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Deferred income taxes for 2015 consisted primarily of net deferred income tax for changes in temporary differences in various jurisdictions. Our income tax expense of $42.2 million for 2015 was negatively impacted by taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency), which resulted in a net income tax expense of $12.2 million for 2015. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is computed based on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period. There was no net tax impact associated with the $12.2 million non-cash impairment charge we recorded in the fourth quarter of 2015 (discussed above).

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

        Current income taxes for 2013 consisted primarily of tax expense recorded in jurisdictions with current taxes payable and changes to our net provisions related to tax uncertainties. Deferred income taxes for 2013 consisted primarily of net deferred income tax recoveries for changes in temporary differences in various jurisdictions. During 2013, we recorded net income tax recoveries of $9.8 million arising from net changes to our provisions for certain tax uncertainties.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including the mix and volume of business in lower tax jurisdictions, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

        Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

        Our tax incentives currently consist of tax holidays for the profits of our Thailand and Laos subsidiaries, as well as tax incentives for dividend withholding taxes for these subsidiaries. These tax incentives are subject to certain conditions with which we intend to comply, and expire between 2019 and 2028. We were granted tax incentives for our Malaysian subsidiaries from 2010 to 2014, however, we did not benefit from any Malaysian tax incentives in 2015 (see discussion below). The aggregate tax benefit arising from all of our tax incentives was approximately $11.6 million or $0.07 per diluted share for 2015, $45.6 million or $0.25 per diluted share for 2014, and $19.8 million or $0.11 per diluted share for 2013.

        Our Malaysian income tax incentives expired as of the end of 2014, including the incentive discussed below. While negotiations for Malaysian incentives are ongoing, we currently expect to be granted new pioneer incentives for only limited portions of our Malaysian business. As a result, we recorded Malaysian income taxes at full statutory tax rates in 2015. As we continue to negotiate tax incentives with Malaysian authorities, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted.

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

        We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption and after a certain number of years will transition to a 50% income tax exemption. Upon expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. During the third quarter of 2015, one of our Thailand income tax incentives transitioned to the 50% income tax exemption phase. Had this transition occurred on January 1, 2015, the current tax expense for 2015 on profits related to this incentive would have been approximately $3 million. Our current Thailand tax incentives expire between 2019 and 2028.

        In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods.

        We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

        Certain of our subsidiaries provide financing, or products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's-length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $14 million to $18 million at year-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal; however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $29 million at year-end exchange rates).

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $24 million at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 million at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

        In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter- company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 million and the relevant tax costs related to the foreign exchange gains have been accrued as at December 31, 2015.

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

Acquisitions:

        We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expect. We did not complete any acquisitions from 2013 to 2015.

Liquidity and Capital Resources

Liquidity

        The following tables show key liquidity metrics for the years indicated (in millions):

	December 31
	2013	2014	2015
Cash and cash equivalents	$544.3	$565.0	$545.3
Borrowings under credit facility	—	—	262.5

	Year ended December 31
	2013	2014	2015
Cash provided by operating activities	$149.4	$241.5	$196.3
Cash used in investing activities	(48.6)	(59.9)	(75.3)
Cash used in financing activities	(107.0)	(160.9)	(140.7)
Changes in non-cash working capital items (included in operating activities above):
A/R	$46.4	$(39.4)	$12.5
Inventories	(71.5)	98.2	(75.6)
Other current assets	3.6	(18.9)	38.2
A/P, accrued and other current liabilities and provisions	(47.5)	(31.6)	28.8

Working capital changes	$(69.0)	$8.3	$3.9

Cash provided by operating activities:

        In 2015, we generated $196.3 million in cash from operating activities compared to $241.5 million in 2014. The decrease as compared to 2014 was primarily due to an increase in inventory purchases to support new programs, including $27.6 million of inventory we purchased in connection with a program transfer in our aerospace and defense business (as discussed above), as well as higher cash restructuring charges in 2015.

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

Cash used in investing activities:

        Our capital expenditures for 2015 were $62.8 million (2014 — $61.3 million; 2013 — $52.8 million). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We funded these capital expenditures from cash on hand. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

        In March 2015, we entered into a supply agreement with the Solar Supplier that includes a commitment by us to provide cash advances of up to $31 million (reduced from previous estimates of up to $36 million) to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. This supply agreement has an initial term of three and a half years, and is subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. We believe that advances are typical for the solar industry. All such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments starting in the fourth quarter of 2015 and continuing through the end of 2017. We advanced a total of $29.5 million under this agreement in 2015. We received cash repayments of $3.0 million from the supplier in the fourth quarter of 2015.

        In July 2015, we received a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate) related to the anticipated sale of our real property in Toronto. The deposit is non-refundable, except in limited circumstances (see "Overview — Toronto Real Property Transaction" above).

Cash used in financing activities:

        During 2015, we used $140.7 million of cash for financing activities, including $75.0 million to fund a portion of our share repurchases under our $350.0 million SIB, $19.8 million to repurchase shares under our 2014 NCIB, and $28.9 million to purchase shares to settle awards under our stock-based compensation plans.

        During 2015, we amended our credit facility to extend its maturity to May 2020, and to add a non-revolving $250.0 million term loan (Term Loan) to the facility, in order to fund a portion of our share repurchases under the SIB. We repurchased and cancelled approximately 26.3 million subordinate voting shares for $350.0 million pursuant to the SIB during the second quarter of 2015, which we funded with the $250.0 million Term Loan, $25.0 million drawn on the revolving portion of our amended credit facility (Revolving Facility) and $75.0 million of cash. Details of the SIB are described in "Summary of 2015" above and note 12 to our 2015 audited consolidated financial statements. During 2015, we made two scheduled quarterly principal repayments totaling $12.5 million under the Term Loan. During 2015, we paid finance costs of $7.8 million, including $2.1 million of debt issuance costs in connection with the amendment of the credit facility.

        In addition to the completion of the $350.0 million SIB, we paid $19.8 million (including transaction fees) during 2015 to repurchase and cancel 1.7 million subordinate voting shares under our 2014 NCIB (prior to its expiry in September 2015) at a weighted average price of $11.66 per share.

        During 2015, we also paid $28.9 million (including transaction fees) for the trustee's purchase of 2.5 million subordinate voting shares in the open market for settlement of awards under our stock-based compensation plans (2014 — $23.9 million paid to purchase 2.2 million subordinate voting shares; 2013 — $12.8 million paid to purchase 1.3 million subordinate voting shares).

        During 2014, pursuant to the 2013 NCIB and the 2014 NCIB, we paid an aggregate of $90.6 million (including transaction fees) to repurchase and cancel a total of 8.5 million subordinate voting shares at a weighted average price of $10.72 per share. In December 2014, we also paid $50.0 million to a broker under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR's completion. We completed this PSR on January 28, 2015 pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share.

        During 2013, we paid $43.6 million (including transaction fees) to repurchase and cancel 4.1 million subordinate voting shares under the 2013 NCIB, at a weighted average price of $10.70 per share. During the first half of 2013, we repaid $55.0 million under the Revolving Facility that we had borrowed to fund a portion of a previous SIB completed in 2012.

        We are required to make quarterly payments under a finance lease agreement commencing in January 2016 (see "Cash requirements" below). These payments will reduce our non-IFRS free cash flow during the 5-year lease term.

Free cash flow (non-IFRS):

        Our non-IFRS free cash flow of $113.2 million for 2015 decreased $64.2 million compared to 2014, primarily due to a reduction in cash provided by operating activities in 2015 (discussed above), and $26.5 million in net cash advances we made to the Solar Supplier during 2015. See the section captioned "Non-IFRS Measures" below for a discussion of, among other items, the definition and components of non-IFRS free cash flow, as well as a reconciliation of this measure to cash provided by operating activities measured under IFRS.

Cash requirements:

        We maintain a revolving credit facility, uncommitted bank overdraft facilities, and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R through our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under this program. See "Capital Resources" below.

        We had $545.3 million in cash and cash equivalents at December 31, 2015 (December 31, 2014 — $565.0 million).

        We believe that the Term Loan was a more cost-effective method of financing a portion of the SIB than pursuing the use of the accordion feature of our Revolving Facility to increase its maximum limit, as the principal repayments under the Term Loan do not subject us to unused line fees. We do not believe that such indebtedness, or the aggregate costs of the SIB, will have a material adverse impact on our liquidity, our results of operations or financial condition. We are required to make quarterly principal payments on the Term Loan of $6.25 million. We anticipate that interest on the Term Loan, based on current interest rates, will be approximately $2 million per quarter. Any increase in prevailing interest rates or margins could cause this amount to increase. See "Capital Resources — Financial risks — Interest rate risk" below. We believe that cash flow from operating activities, together with cash on hand, remaining availability under our Revolving Facility and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein).

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

        As at December 31, 2015, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada can be repatriated, a significant portion may be subject to withholding taxes under current tax laws. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), these restrictions have not had a material impact on our ability to meet our cash obligations. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain subsidiaries related to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future (December 31, 2015 — approximately $405 million of cash and cash equivalents; December 31, 2014 — approximately $310 million of cash and cash equivalents).

Tabular disclosure of contractual obligations:

        As at December 31, 2015, we have known contractual obligations that require future payments as follows (in millions):

	Total	2016	2017	2018	2019	2020	Thereafter
Borrowings under credit facility(i)	$262.5	$25.0	$25.0	$25.0	$25.0	$162.5	$—
Operating leases	85.7	25.6	22.0	15.4	10.0	5.2	7.5
Finance leases	20.7	4.8	4.5	4.5	4.5	2.4	—
Pension plan contributions(ii)	23.4	23.4	—	—	—	—	—
Non-pension post-employment plan payments	31.6	2.9	2.5	2.5	3.4	3.0	17.3
Purchase obligations under IT support agreements(iii)	30.5	8.3	8.2	8.0	6.0	—	—

Total	$454.4	$90.0	$62.2	$55.4	$48.9	$173.1	$24.8

(i)
Represents mandatory principal repayment obligations for our borrowings under the Revolving Facility and the Term Loan (based on amounts outstanding as of December 31, 2015), which mature concurrently on May 29, 2020, and excludes related interest and fees. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. Outstanding amounts under the Term Loan bear interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on a financial ratio based on indebtedness. Based on the rates and the principal amount outstanding under the Term Loan ($237.5 million) and the Revolving Facility ($25.0 million) as of December 31, 2015, interest and fees are estimated to be an aggregate of approximately $6 million to $8 million per year. Actual amounts could differ materially from these estimates. Payment defaults under the credit facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the Prime Rate, in the case of overdue amounts payable in Canadian dollars, or the Base Rate Canada, in the case of overdue amounts payable in U.S. dollars. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder. See "Capital Resources" below and note 11 to our 2015 audited consolidated financial statements for a description of our credit facility, including amounts outstanding thereunder, repayment dates and interest obligations.

(ii)
Based on our latest actuarial valuations, we estimate our minimum funding requirement for 2016 to be $23.4 million (2015 — $25.3 million; 2014 — $25.8 million). See further details in note 18 to our 2015 audited consolidated financial statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks and uncertainties associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

(iii)
Represents the minimum obligation related to IT support agreements.

        As at December 31, 2015, we have additional commitments that expire as follows (in millions):

	Total	2016	2017	2018	2019	2020	Thereafter
Foreign currency contracts(i)	$776.7	$769.9	$6.8	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	35.7	32.5	0.7	0.1	—	—	2.4
Capital expenditures(iii)	32.3	32.3	—	—	—	—	—

Total	$844.7	$834.7	$7.5	$0.1	$—	$—	$2.4

(i)
Represents the aggregate notional amounts of our forward currency contracts.

(ii)
Includes $27.2 million in letters of credit that we issued under our Revolving Facility.

(iii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2016 to be approximately 1.0% to 1.5% of revenue, and expect to fund these expenditures from cash on hand. As at December 31, 2015, we had committed $32.3 million for capital expenditures, principally for machinery and equipment to support new customer programs. In addition, based on applicable tax incentives, we have met the related expenditure commitments as at December 31, 2015. We have other ongoing conditions for retaining these tax incentives which we currently expect to meet.

        Cash outlays for our contractual obligations and commitments identified above are expected to be funded from cash on hand. In addition to the commitments set forth in the tables above, we also have outstanding purchase orders with suppliers for the purchase of inventory. These purchase orders are generally short-term in nature. As of December 31, 2015, our binding purchase obligations under such orders amounted to approximately $560 million. A substantial portion of the purchase orders are for standard items which we have procured for specific customers based on their purchase orders or forecasts under which such customers have contractually assumed liability for such material.

        Customer or program transfers between EMS providers are part of the competitive nature of our industry. From time-to-time, we make commitments to purchase assets, primarily inventory, or fund certain costs, as part of transitioning programs from a customer or a competitor. In April 2015, one of our aerospace and defense customers outsourced certain of its operations to us. We currently manage the manufacturing and repair operations for certain product lines of this customer from its site in Ontario, Canada. We assumed the workforce assigned to these operations and purchased $27.6 million of inventory in connection with the program transfer in the second quarter of 2015. We have no further purchase obligations under this agreement.

        We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. In relation to our global solar expansion plan described in "Overview" above, we entered into a five-year agreement in April 2015 to lease manufacturing equipment valued at up to $20.0 million to be used in our solar operations in Asia. In connection with this agreement, as of December 31, 2015, we have recorded leased assets and lease obligations of $19.0 million for equipment we received through such date (consisting of short-term obligations of $4.1 million and long-term obligations of $14.9 million). We anticipate receiving the remainder of the equipment in the first quarter of 2016. This lease agreement requires quarterly principal and interest payments commencing in January 2016. Refer to the contractual obligations table above.

        In March 2015, we entered into a supply agreement with the Solar Supplier which includes a commitment by us to provide cash advances of up to $31.0 million (reduced from previous estimates of up to $36.0 million) to help secure our solar cell supply. In 2015, we advanced a total of $29.5 million under this agreement, which negatively impacted our non-IFRS free cash flow for the year. All such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments starting in the fourth quarter of 2015 and continuing through the end of 2017. We received cash repayment of $3.0 million in the fourth quarter of 2015.

        On July 23, 2015, we entered into the Property Sale Agreement to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars ($98.5 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($38.5 million at year-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($49.3 million at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. There can be no assurance that this transaction will be completed within the expected time period, or at all. As part of the transaction, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for our new corporate headquarters, on commercially reasonable arm's-length terms. Should the transaction close, we expect to be able to find a replacement site on commercially acceptable terms for our Toronto manufacturing operations, but there can be no assurance that this will be the case. Should the transaction close, we expect to incur significant transition costs to transfer the manufacturing operations to an alternate location and to prepare and customize the new site to meet our manufacturing needs. The costs, timing, and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position. See "Overview — Recent developments" above.

        We have granted share unit awards to employees under our stock-based compensation plans. Under one such plan, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash, although we currently expect to satisfy these awards with subordinate voting shares purchased in the open market. The timing of, and the amounts paid for, these purchases can vary from period to period. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to elect to settle awards in either cash or subordinate voting shares. Absent such permitted election, grants will be settled in subordinate voting shares, which may be purchased in the open market or issued from treasury, subject to certain limits. We have funded, and expect to continue to fund, share repurchases for this purpose from cash on hand (2015 — $28.9 million; 2014 — $23.9 million; 2013 — $12.8 million).

        We have funded our share repurchases under our NCIBs from cash on hand, and under our SIBs from a combination of indebtedness and cash on hand.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court for the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs alleged violations of United States federal securities laws and sought unspecified damages. They alleged that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court's February 21 order. Defendants opposed plaintiffs' renewed motion on May 5, 2014 on the grounds that the plaintiffs were not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs' motion for partial summary judgment, but granted plaintiffs' motion on market efficiency. The District Court also granted plaintiffs' renewed class certification motion and certified plaintiffs' revised class. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case, which was subsequently formalized in a Stipulation and Agreement of Settlement dated April 17, 2015. On April 17, 2015, the plaintiffs submitted the settlement to the District Court seeking preliminary approval of the settlement and of the form of notice to be issued to class members. On May 6, 2015, the District Court preliminarily approved the settlement as fair, reasonable and adequate, and directed the issuance of notice to class members. On July 28, 2015, the District Court held a settlement approval hearing at which it granted final approval to the settlement. The time for any person to appeal the District Court's order approving the settlement has expired without any such appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers.

        Parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants' appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs' common law claims. No party appealed that decision. We will be seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff has initiated a second motion to certify its common law claims, even though those claims were denied certification in February 2014. We believe that the February 2014 decision is final and binding and that any attempt to re-open certification of the common law claims is without merit. There can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

        See "Income Taxes" above for a description of certain tax audits and positions, and contingencies associated therewith.

Capital Resources

        Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, the main objectives of which are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

        At December 31, 2015, we had cash and cash equivalents of $545.3 million (December 31, 2014 — $565.0 million), of which approximately 87% was cash and 13% consisted of cash equivalents. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Chinese renminbi and Euro. Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. A default by the U.S. government on such securities could have a material adverse effect on our results of operations and financial condition.

        The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2015 a Standard and Poor's short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

        In the second quarter of 2015, we amended our $300.0 million revolving credit facility to add the $250.0 million non-revolving Term Loan to fund a portion of our share repurchases under the SIB. The Revolving Facility has an accordion feature that allows us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 million swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Revolving Facility are due at maturity (but are permitted to be repaid prior thereto, and are required to be repaid under specified circumstances). The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Term Loan requires quarterly principal repayments of $6.25 million, with the remainder due at maturity. We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed. We incurred $3.9 million in interest expense under this facility in 2015.

        We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders' commitments to make further advances thereunder. At December 31, 2015, there was $262.5 million outstanding under this facility (December 31, 2014 — no amounts outstanding), and we were in compliance with all restrictive and financial covenants thereunder. The amended facility is scheduled to mature in May 2020.

        At December 31, 2015, we had $27.2 million (December 31, 2014 — $28.5 million) outstanding in letters of credit under the Revolving Facility. We also arrange letters of credit and surety bonds outside of the Revolving Facility. At December 31, 2015, we had $8.5 million (December 31, 2014 — $10.0 million) of such letters of credit and surety bonds outstanding.

        At December 31, 2015, we had $247.8 million available under the Revolving Facility for future borrowings. We also have a total of $70.0 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2015 or December 31, 2014.

        We have an accounts receivable sales agreement to sell up to $250.0 million at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to three third-party banks. Each of these banks had a Standard and Poor's short-term rating of A-2 or above and a long-term rating of BBB+ or above at December 31, 2015. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2015, $50.0 million (December 31, 2014 — $50.0 million) of A/R were sold under this facility, and de-recognized from our accounts receivable balance. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program.

        The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

        Standard and Poor's assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, inasmuch as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At December 31, 2015, our Standard and Poor's corporate credit rating was BB, with a stable outlook. A reduction in our credit rating or change in outlook could adversely impact our future cost of borrowing.

        Our strategy on capital risk management has not changed significantly since the end of 2014. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

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

        We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

        At December 31, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain (loss) (in millions)
Canadian dollar	$279.6	$0.76	14	$(13.7)
Thai baht	98.4	0.03	12	(4.4)
Malaysian ringgit	73.7	0.25	12	(4.1)
Mexican peso	27.6	0.06	14	(1.4)
British pound	129.0	1.50	4	1.3
Chinese renminbi	74.6	0.15	12	(1.0)
Euro	52.9	1.11	12	0.3
Romanian leu	14.7	0.25	12	(0.5)
Singapore dollar	21.2	0.72	12	(0.5)
Other	5.0		4	—

Total	$776.7			$(24.0)

        These contracts, which generally extend for periods of up to 15 months, will expire by the end of the first quarter of 2017. The fair value of the outstanding contracts at December 31, 2015 was a net unrealized loss of $24.0 million (December 31, 2014 — net unrealized loss of $15.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

        We are exposed to a variety of risks associated with financial instruments and otherwise.

        Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. We attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We do not use derivative financial instruments for speculative purposes. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

        Interest rate risk: Borrowings under our credit facility bear interest at specified rates, plus specified margins (as described above). Our borrowings under this facility, which at December 31, 2015 totalled $262.5 million, expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $262.5 million at December 31, 2015, by $2.6 million annually.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had at December 31, 2015 a Standard and Poor's rating of A-2 or above. In addition, we maintain cash and short-term investments in highly rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program had a Standard and Poor's short-term rating of A-2 or above and a long-term rating of BBB+ or above at December 31, 2015. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan had an A.M. Best or Standard and Poor's long-term rating of A or above at December 31, 2015. We also provide unsecured credit to our customers in the normal course of business. We attempt to mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

        Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operating activities, together with cash on hand, cash from the sale of A/R, and borrowings available under our Revolving Facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

        See note 20 to our 2015 audited consolidated financial statements for further details.

Related Party Transactions

        Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        We had manufacturing and services agreements with two companies related to or under the control of Onex during 2013, and we recorded aggregate revenue of $10.8 million from these two companies in that year. At December 31, 2013, we had no amounts due from either of these two companies. These contracts each terminated in 2013. All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

        In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears.

        Also see discussion in "Overview — Toronto Real Property Transaction" above for a description of the Property Sale Agreement (and expected lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations), for a purchase price of approximately $137.0 million Canadian dollars ($98.5 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.

        Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Outstanding Share Data

        As of February 10, 2016, we had 124,526,576 outstanding subordinate voting shares and 18,946,368 outstanding multiple voting shares. As of such date, we also had 2,930,668 outstanding stock options, 4,249,634 outstanding RSUs, 6,118,874 outstanding PSUs (assuming a maximum payout), and 1,284,798 outstanding DSUs, each such option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

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

        Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

        We did not identify any change in our internal control over financial reporting in connection with our evaluation, as required by paragraph (d) of U.S. Exchange Act Rule 13a-15 or 15d-15, that occurred during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2015. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2015. This report appears on page F-2 of such Annual Report.

        Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2014				2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,312.4	$1,471.5	$1,423.1	$1,424.3	$1,298.5	$1,417.3	$1,408.5	$1,514.9
Gross profit %	6.9%	7.1%	7.4%	7.3%	7.0%	6.9%	7.2%	6.7%
Net earnings (loss)	$37.3	$40.9	$34.4	$(4.4)	$19.7	$24.2	$10.9	$12.1
Weighted average # of basic shares	180.8	179.6	177.5	175.6	172.3	164.9	143.0	143.1
Weighted average # of diluted shares	182.6	182.0	179.6	175.6	174.3	166.9	145.3	145.2
# of shares outstanding	180.5	178.8	176.7	174.6	169.2	142.9	143.0	143.5
IFRS earnings (loss) per share:
basic	$0.21	$0.23	$0.19	$(0.03)	$0.11	$0.15	$0.08	$0.08
diluted	$0.20	$0.22	$0.19	$(0.03)	$0.11	$0.14	$0.08	$0.08

Comparability quarter-to-quarter:

        The quarterly data reflects the following: the fourth quarters of 2014 and 2015 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and the second, third and fourth quarters of 2015 were impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Fourth quarter 2015 compared to fourth quarter 2014:

        Revenue for the fourth quarter of 2015 increased 6% compared to the same period in 2014. Compared to revenue from our end markets in the fourth quarter of 2014, revenue dollars in the fourth quarter of 2015 from our diversified end market increased 18%, primarily due to the ramping of new solar programs in Asia and the aerospace and defense program outsourced to us in 2015 (discussed above); revenue dollars from our servers end market increased 11%, primarily driven by strong customer demand and a new program ramp; and revenue dollars from our communications end market increased 2%. Compared to the same period in 2014, revenue dollars from our consumer end market decreased 10% in the fourth quarter of 2015, primarily due to lower customer demand, and revenue dollars from our storage end market remained relatively flat in the fourth quarter of 2015 compared to the prior year period. Despite the revenue increase in the fourth quarter of 2015, gross profit decreased 3% from $104.5 million (7.3% of total revenue) in the fourth quarter of 2014 to $101.3 million (6.7% of total revenue) in the fourth quarter of 2015, primarily due to the costs incurred in the fourth quarter of 2015 to ramp our solar programs in Asia (discussed above), which accounted for approximately 30 basis points of such decrease. In addition, the impact of changes in program mix more than offset the gross profit improvements we made in our semiconductor business in the fourth quarter of 2015 as compared to the prior year period. We generated net earnings of $12.1 million in the fourth quarter of 2015 compared to net loss of $4.4 million in the same period in 2014, primarily due to higher impairment charges recorded in the fourth quarter of 2014.

Fourth quarter 2015 compared to third quarter 2015:

        Revenue of $1.5 billion for the fourth quarter of 2015 increased 8% compared to the third quarter of 2015. Compared to the previous quarter, revenue dollars from our servers end market increased 31% sequentially, primarily driven by strong customer demand and a new program ramp; revenue dollars from our storage end market increased 20% sequentially, primarily due to the increase in customer demand we typically experience in this end market in the fourth quarter and revenue dollars from our diversified end market increased 6% sequentially, primarily due to the ramping of new solar programs in Asia, which more than offset softer demand in our semiconductor business during the fourth quarter of 2015 as compared to the previous quarter. Revenue dollars from our communications and consumer end markets remained relatively flat in the fourth quarter of 2015 compared to the previous quarter. Despite the 8% sequential revenue growth, gross profit in the fourth quarter of 2015 remained relatively flat compared to the previous quarter, and gross margin decreased from 7.2% of total revenue in the previous quarter to 6.7% of total revenue in the fourth quarter of 2015, negatively impacted by the costs we incurred in the fourth quarter of 2015 in ramping our solar operations in Asia, which accounted for approximately 30 basis points, as well as changes in overall mix. Net earnings for the fourth quarter of 2015 of $12.1 million were relatively flat compared to the previous quarter.

Fourth quarter 2015 actual compared to guidance:

        IFRS net earnings per share for the fourth quarter of 2015 were $0.08 on a diluted basis, negatively impacted by a non-cash impairment charge of $0.08 per share on the property, plant and equipment of our Japan and Spain CGUs. IFRS net earnings per share for the fourth quarter of 2015 also reflected an aggregate charge of $0.08 (pre-tax) per share comprised of employee stock-based compensation expense and amortization of intangible assets (excluding computer software), which is within the guidance we provided on October 20, 2015 of an aggregate charge of between $0.06 and $0.12 per share for these items.

        On October 20, 2015, we provided the following guidance for the fourth quarter of 2015:

	Q4 2015
	Guidance	Actual
IFRS revenue (in billions)	$1.375 to $1.475	$1.51
Non-IFRS adjusted net earnings per share (diluted)	$0.27 to $0.33	$0.27

        For the fourth quarter of 2015, revenue of $1.51 billion was above our guidance range, primarily due to stronger than expected customer demand in our storage and servers end markets and the ramp of our solar programs. Our non-IFRS adjusted net earnings per share of $0.27 per share for the fourth quarter of 2015 was at the low end of our guidance range, primarily due to higher than expected costs incurred in connection with the expansion of our solar business and increased income tax expense.

        Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted net earnings per share to be an important measure for investors to understand our core operating performance. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

        Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors' understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

        We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

        In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption "Other Performance Indicators" above), our non-IFRS measures consist of: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, ROIC, and free cash flow. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of our securities, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

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

        The economic substance of these exclusions and management's rationale for excluding them from non-IFRS financial measures is provided below:

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

        Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

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

        Gains or losses related to the repurchase of our securities are excluded, as we believe that these gains or losses do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these gains or losses in assessing operating performance.

        Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

        The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2014		2015		2014		2015
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,424.3		$1,514.9		$5,631.3		$5,639.2
IFRS gross profit	$104.5	7.3%	$101.3	6.7%	$405.4	7.2%	$391.1	6.9%
Employee stock-based compensation expense	3.0		4.3		13.4		16.3

Non-IFRS adjusted gross profit	$107.5	7.5%	$105.6	7.0%	$418.8	7.4%	$407.4	7.2%

IFRS SG&A	$52.9	3.7%	$51.8	3.4%	$210.3	3.7%	$207.5	3.7%
Employee stock-based compensation expense	(2.9)		(6.5)		(15.0)		(21.3)

Non-IFRS adjusted SG&A	$50.0	3.5%	$45.3	3.0%	$195.3	3.5%	$186.2	3.3%

IFRS earnings before income taxes	$5.7		$23.8		$124.6		$109.1
Finance costs	1.0		2.6		3.1		6.3
Employee stock-based compensation expense	5.9		10.8		28.4		37.6
Amortization of intangible assets (excluding computer software)	1.5		1.5		6.3		6.0
Impairment, restructuring and other charges	37.4		14.3		37.1		35.8

Non-IFRS operating earnings (adjusted EBIAT)(1)	$51.5	3.6%	$53.0	3.5%	$199.5	3.5%	$194.8	3.5%

IFRS net earnings (loss)	$(4.4)	(0.3)%	$12.1	0.8%	$108.2	1.9%	$66.9	1.2%
Employee stock-based compensation expense	5.9		10.8		28.4		37.6
Amortization of intangible assets (excluding computer software)	1.5		1.5		6.3		6.0
Impairment, restructuring and other charges	37.4		14.3		37.1		35.8
Adjustments for taxes(2)	(0.1)		0.2		(0.5)		(1.3)

Non-IFRS adjusted net earnings	$40.3		$38.9		$179.5		$145.0

Diluted EPS
Weighted average # of shares (in millions) used for IFRS earnings (loss) per share	175.6		145.2		180.4		157.9
IFRS earnings (loss) per share	$(0.03)		$0.08		$0.60		$0.42
Weighted average # of shares (in millions) used for non-IFRS adjusted earnings per share*	177.6		145.2		180.4		157.9
Non-IFRS adjusted net earnings per share	$0.23		$0.27		$1.00		$0.92
# of shares outstanding at period end (in millions)	174.6		143.5		174.6		143.5
IFRS cash provided by operations	$78.0		$92.0		$241.5		$196.3
Purchase of property, plant and equipment, net of sales proceeds	(15.8)		(15.4)		(59.9)		(60.0)
Deposit on anticipated sale of real property	—		—		—		11.2
Net repayments from (advances to) solar supplier	—		1.8		—	—	(26.5)
Finance costs paid	(2.2)		(2.4)		(4.2)		(7.8)

Non-IFRS free cash flow(3)	$60.0		$76.0		$177.4		$113.2

Non-IFRS ROIC %(4)	20.8%		21.4%		19.5%		19.8%

*
Non-IFRS adjusted net earnings per share is calculated by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Because we reported a net loss on an IFRS basis in the fourth quarter of 2014, the calculation of IFRS diluted weighted average shares outstanding for such period excludes 2.0 million shares underlying stock-based awards that were in-the-money as at December 31, 2014, as the effect of these shares would be anti-dilutive. We included the dilutive effects of these shares in the calculation of the weighted average number of shares outstanding used to calculate non-IFRS adjusted net earnings (per diluted share) for the fourth quarter of 2014, because their effects were dilutive in relation to this measure.

(1)
Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of our securities, and impairment charges.

(2)
The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that management considers not to be reflective of our core operating performance.

(3)
Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), advances to (or repayments from) a solar supplier, and finance costs paid. Non-IFRS free cash flow also includes the cash deposit we received in the third quarter of 2015 upon execution of the Property Sale Agreement (discussed above).

(4)
Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a five-point average to calculate average non-IFRS net invested capital for the year. There is no comparable measure under IFRS.

        The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Non-IFRS operating earnings (adjusted EBIAT)	$51.5	$53.0	$199.5	$194.8
Multiplier	4	4	1	1

Annualized non-IFRS adjusted EBIAT	$206.0	$212.0	$199.5	$194.8

Average non-IFRS net invested capital for the period	$990.4	$992.5	$1,021.8	$984.0
Non-IFRS ROIC %(1)	20.8%	21.4%	19.5%	19.8%

	December 31 2014	March 31 2015	June 30 2015	September 30 2015	December 31 2015
Non-IFRS net invested capital consists of:
Total assets	$2,583.6	$2,579.3	$2,624.7	$2,603.6	$2,612.0
Less: cash	565.0	569.2	496.8	495.7	545.3
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,054.3	1,044.8	1,122.3	1,085.3	1,104.3

Non-IFRS net invested capital at period end(1)	$964.3	$965.3	$1,005.6	$1,022.6	$962.4

	December 31 2013	March 31 2014	June 30 2014	September 30 2014	December 31 2014
Non-IFRS net invested capital consists of:
Total assets	$2,638.9	$2,590.7	$2,673.3	$2,666.3	$2,583.6
Less: cash	544.3	489.2	519.1	578.2	565.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,109.2	1,035.7	1,077.2	1,071.7	1,054.3

Non-IFRS net invested capital at period end(1)	$985.4	$1,065.8	$1,077.0	$1,016.4	$964.3

(1)
Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a five-point average to calculate average non-IFRS net invested capital for the year. There is no comparable measure under IFRS.

Recent Accounting Developments:

IFRS 15, Revenue from Contracts with Customers:

        In May 2014, the IASB issued this standard which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The IASB recently confirmed a one-year deferral of this standard, which will now be effective January 1, 2018 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 9, Financial Instruments:

        In July 2014, the IASB issued a final version of this standard which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company's risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 16, Leases:

        In January 2016, the IASB issued this standard which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers, has also been applied. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

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

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica as of February 10, 2016.

Name	Age	Director Since	Position with Celestica	Residence
William A. Etherington*	74	2001	Chair of the Board and Director	Ontario, Canada
Daniel P. DiMaggio	65	2010	Director	Georgia, U.S.
Laurette T. Koellner	61	2009	Director	Florida, U.S.
Joseph M. Natale	51	2012	Director	Ontario, Canada
Carol S. Perry	65	2013	Director	Ontario, Canada
Eamon J. Ryan	70	2008	Director	Ontario, Canada
Gerald W. Schwartz	74	1998	Director	Ontario, Canada
Michael M. Wilson	64	2011	Director	Alberta, Canada
Robert A. Mionis**	52	2015	Director, President and Chief Executive Officer	Arizona, U.S.

Name	Age	Officer Since	Position with Celestica	Residence
Darren G. Myers	42	2012	Executive Vice President and Chief Financial Officer	Ontario, Canada
Elizabeth L. DelBianco	56	1998	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
Glen D. McIntosh	54	2011	Executive Vice President, Global Operations and Supply Chain Management	Ontario, Canada
John ("Jack") J. Lawless***	55	2015	Executive Vice President, Diversified Markets	Georgia, U.S.
Michael P. McCaughey	53	2007	Executive Vice President, Communications, Enterprise and Managed Services	Québec, Canada
Arpad Hevizi	44	2014	Senior Vice President and Chief Information Officer	Florida, U.S.

*
Chair of the Board since April 2012

**
Executive officer since August 2015, replacing Craig H. Muhlhauser

***
Executive officer since October 2015, replacing Michael L. Andrade

        The following is a brief biography of each of Celestica's directors and executive officers:

        William A. Etherington.    Mr. Etherington is a corporate director. In addition to being the Chair of the Board of Celestica, he is also a director of Onex* and of SS&C Technologies, Inc., each of which is a public company, and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce (a public company). In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation (a public company), and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from Western University.

*
Onex holds an approximate 79% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.

        Daniel P. DiMaggio.    Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS") (a public company), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc.* and CEVA Logistics (a public company). He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

*
Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008.

        Laurette T. Koellner.    Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. ("AIG") from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008. While at Boeing, she was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, and Corporate Controller. Ms. Koellner currently serves on the board of directors of Papa John's International, Inc., The Goodyear Tire & Rubber Company, and Nucor Corporation, all public companies. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.), and on the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.

        Joseph M. Natale.    Mr. Natale is a corporate director. He served as the President and Chief Executive Officer, and a director, of TELUS Corporation, a public telecommunication services company, between May 2014 and August 2015, having joined the company in 2003. Prior to this role, and since May 2010, Mr. Natale served as Executive Vice President and Chief Commercial Officer of TELUS Corporation. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Gibraltar Growth Corporation, a public company, and Soulpepper Theatre, and acted as Technology & Telecommunications Chair for United Way Toronto's 2014 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

        Carol S. Perry.    Ms. Perry is a corporate director. She is Chair of the Independent Review Committee of the mutual funds managed by 1832 Asset Management L.P., a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia. Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. She is a former director of Softchoice Corporation, Atomic Energy of Canada Limited and DALSA Corporation. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.

        Eamon J. Ryan.    Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc. (a public company). Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

        Gerald W. Schwartz.    Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, a public company.* He is also a director of Indigo Books & Music Inc., and an honorary director of the Bank of Nova Scotia (each public companies). Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.

*
Onex holds an approximate 79% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.

        Michael M. Wilson.    Mr. Wilson is a corporate director. Until his retirement in December 2013, he was the President and Chief Executive Officer, and a director, of Agrium Inc. (a public agricultural crop inputs company), and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company), and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson also currently serves on the board of directors of Air Canada, Finning International Inc. and Suncor Energy Inc. (each a public company), and is also the Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.

        Robert A. Mionis.    Mr. Mionis is President and Chief Executive Officer of the Corporation. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management (Pamplona), a global private equity firm focused on companies in the industrial, aerospace, healthcare and automotive segments. Before joining Pamplona, Mr. Mionis spent over six years as the President and CEO of StandardAero, a global aerospace maintenance, repair and overhaul company. Before StandardAero, Mr. Mionis held senior leadership roles at Honeywell, most recently as the head of the Integrated Supply Chain Organization for Honeywell Aerospace. Prior to Honeywell, Mr. Mionis held a variety of progressively senior leadership roles with General Electric (GE) and Axcelis Technologies (each a public company) and AlliedSignal. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

        Darren G. Myers.    Mr. Myers is Executive Vice President and Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions. In addition, he has responsibility for implementing a global business service function for the Corporation, with the goal of improving efficiencies across the organization. Mr. Myers also leads Celestica's corporate development organization which focuses on creating value through acquisitions and partnerships. Mr. Myers joined Celestica in 2000 and has held numerous financial roles of increasing responsibility. Mr. Myers left Celestica and joined Bell Canada during the period of 2006-2008, where he was the Vice President of Finance for their Small and Medium Business Division. He re-joined Celestica in 2008, and prior to his 2012 appointment to Chief Financial Officer, he was the Senior Vice President and Corporate Controller with responsibilities including external reporting, corporate tax, investor relations and all corporate finance and treasury-related matters. Prior to joining Celestica, Mr. Myers held various roles at PricewaterhouseCoopers. Mr. Myers holds a Bachelor of Commerce (Honours) degree from McMaster University and is a Chartered Professional Accountant (Chartered Accountant).

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

        John ("Jack") J. Lawless.    Mr. Lawless is Executive Vice President, Diversified Markets. In this role, he is responsible for the strategy and execution of Celestica's aerospace and defense, industrial, healthcare, and energy businesses. Previously (from 2009 — 2014), Mr. Lawless was the CEO of Associated Air Center, a subsidiary of StandardAero, one of the world's largest independent global aerospace maintenance, repair and overhaul companies. During his five years as CEO, he was responsible for all aspects of strategy, sales, marketing, and operations. At the same time, Mr. Lawless also held the role of Chief Operating Officer of StandardAero, where he was responsible for operations, supply chain, quality, IT, and engineering. Prior to StandardAero, Mr. Lawless held a number of Vice President-level roles with Honeywell. Before joining Honeywell, he held progressively senior positions with Axcelis Technologies, General Cable and AlliedSignal.

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

        The following table identifies the functional competencies, expertise and qualifications of the Corporation's existing directors pursuant to a skills matrix developed by the Nominating and Governance Committee to identify functional competencies, expertise and qualifications that our Board of Directors ("Board") would ideally possess:

	Daniel P. DiMaggio	William A. Etherington	Laurette T. Koellner	Robert A. Mionis	Joseph M. Natale	Carol S. Perry	Eamon J. Ryan	Gerald W. Schwartz	Michael M. Wilson	TOTAL

Skills

Service on Other Public (For-Profit) Company Boards		✓	✓	✓		✓		✓	✓	6

Senior Officer or CEO Experience	✓	✓	✓	✓	✓		✓	✓	✓	8

Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Communications and/or Enterprise Computing		✓			✓					2

A&D, Healthcare, Semiconductor, Solar, Industrial			✓	✓	✓					3

Services (design, after market)	✓	✓		✓	✓					4

Europe and/or Asia Business Development	✓		✓	✓	✓		✓		✓	6

Operations (supply chain management and manufacturing)	✓			✓	✓				✓	4

Marketing and Sales	✓	✓		✓	✓		✓	✓	✓	7

Strategy Deployment / M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Talent Development and Succession Planning	✓	✓	✓	✓	✓			✓	✓	7

IT and Business Transformation		✓	✓	✓	✓		✓	✓		6

Finance and Treasury		✓	✓			✓		✓		4

Other Characteristics

Gender	M	M	F	M	M	F	M	M	M	7M / 2F

B.    Compensation

Director Compensation

        Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to take the form of DSUs. As part of the Compensation Committee's 2015 competitive review of director compensation, the Compensation Committee engaged Willis Towers Watson (the "Compensation Consultant") to provide market comparison information (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). As a result of this review of director compensation in 2015, certain amendments to director compensation and the Directors' Share Compensation Plan were approved, effective January 1, 2016 by the Compensation Committee and the Board. The review process included a review of on-hire award practices among comparator companies (set out in Table 8) as well as the structure for the annual director retainer fees.

Significant changes to the fee structure were then made in order to align director compensation with competitive market practices, as set forth in Table 1 below.

Table 1: Directors' Fees(1)

Element	Retainer and Meeting Fees for 2015	New Director Fee Structure(2)

On-hire DSU Grant for Directors(3)	$180,000	Eliminated

Annual Board Retainer(4)	$130,000 — Board Chair $65,000 — Directors	Combined to establish an inclusive

Annual Board and Committee Per Day Meeting Fee(5)	$2,500	annual retainer of: $360,000 — Board Chair

Annual DSU Grant(6)	$180,000 — Board Chair $120,000 — Directors	$235,000 — Directors

Travel Fees(7)	$2,500	$2,500

Annual Retainer for the Audit Committee Chair	$20,000	$20,000

Annual Retainer for the Compensation Committee Chair	$15,000	$15,000

Annual Retainer for the Nominating and Governance Committee Chair(8)	—	—

DSU Election(6)	Directors received 50% of their annual retainer and meeting fees (or 100% of such retainer and fees, subject to their election or deemed election) in the form of DSUs	Directors must elect to be paid either 100% or 75% of their aggregate annual retainers and travel fees in the form of DSUs

(1)
Does not include Mr. Mionis, President and CEO of the Corporation (since August 1, 2015) or Mr. Muhlhauser, former President and CEO of the Corporation (until August 1, 2015), each of whose compensation is set out in Table 12. Does not include fees payable to Onex for the service of Mr. Schwartz as a director, which is described in footnote 4 to Table 2.

(2)
Effective January 1, 2016. Directors may also receive further retainers and meeting fees for participation on ad hoc committees.

(3)
If an eligible director Retires (as defined below) within a year of becoming an eligible director, all of the DSUs comprising the on-hire grant are forfeited and cancelled. If an eligible director Retires less than two years but at least one year after becoming an eligible director, then two-thirds of the DSUs comprising the on-hire grant are forfeited and cancelled. If an eligible director Retires within three years but at least two years after becoming an eligible director, then one-third of the DSUs comprising the on-hire grant are forfeited and cancelled. Forfeiture does not apply if a director Retires due to a change of control of the Corporation.

(4)
Paid on a quarterly basis.

(5)
Paid per day of meetings, regardless of whether a director attended more than one meeting in a single day.

(6)
Credited on a quarterly basis. The number of DSUs granted are calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of such quarter.

(7)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

(8)
The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee, for which no additional fee is paid.

        Subject to the terms of the Directors' Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation's discretion) when the director both (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, "Retires"). The date used in valuing the DSUs for settlement is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires. The number of DSUs granted is calculated by dividing the fee that would otherwise be payable by the closing price of SVS on the NYSE on the last business day of the quarter.

Directors' Fees Earned in 2015

        All compensation paid in 2015 by the Corporation to its directors is set out in Table 2, except for Mr. Mionis, President and Chief Executive Officer of the Corporation and Mr. Muhlhauser, former President and Chief Executive Officer of the Corporation, each of whose compensation is set out in Table 12. In 2015, the Board (excluding Mr. Schwartz — see footnote 4 to Table 2) earned a total of annual retainer and meeting fees in the amount of $817,188 and total annual grants of DSUs in the amount of $900,000.

Table 2: Director Fees Earned in Respect of 2015

Name	Board Annual Retainer (a)	Board Chair Annual Retainer (b)	Committee Chair Annual Retainer (c)		Total Meeting Attendance and Ad Hoc Committee Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)		Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))

Daniel P. DiMaggio	$65,000	—	—		$37,500	$102,500	50% / $51,250	10,325/$	120,000	—	$222,500

William A. Etherington	—	$130,000	—	(3)	$30,000	$160,000	100% / $160,000	15,487/$	180,000	—	$340,000

Laurette T. Koellner	$65,000	—	$20,000		$38,125	$123,125	50% / $61,563	10,325/$	120,000	—	$243,125

Joseph M. Natale	$65,000	—	—		$35,000	$100,000	100% / $100,000	10,325/$	120,000	—	$220,000

Carol S. Perry	$65,000	—	—		$35,625	$100,625	100% / $100,625	10,325/$	120,000	—	$220,625

Eamon J. Ryan	$65,000	—	$15,000		$38,438	$118,438	100% / $118,438	10,325/$	120,000	—	$238,438

Gerald W. Schwartz(4)	—	—	—		—	—	—		—	—	—

Michael M. Wilson	$65,000	—	—		$47,500	$112,500	100% / $112,500	10,325/$	120,000	—	$232,500

(1)
Includes, for applicable directors, meeting fees received for participation on ad hoc committees of the Board, including meeting fees for the committee established in connection with the sale of the Corporation's Toronto real estate and meeting fees for the committee established in connection with the search for the successor to Mr. Muhlhauser as CEO (the "CEO Search Committee"). Also includes travel fees paid to directors.

(2)
Represents grant date fair value which is the same as the accounting value of such awards. The annual retainer, and meeting fees elected to be received in DSUs, and the annual grant for 2015 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly for each such item was determined using the closing prices of SVS on the NYSE on the last business day of each quarter, which were $11.11 on March 31, 2015, $11.64 on June 30, 2015, $12.89 on September 30, 2015 and $11.03 on December 31, 2015. For directors who elected to receive 100% of their annual retainer and meeting fees in DSUs, no cash amounts were paid by the Corporation in respect of amounts set forth in column (e).

(3)
During 2015, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington does not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.

(4)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2015. However, Onex did receive compensation for providing the services of Mr. Schwartz as a director pursuant to a Services Agreement between the Corporation and Onex entered into on January 1, 2009. The initial term of the Services Agreement was one year and the agreement automatically renews for successive one-year terms unless either the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly instalments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.

Directors' Ownership of Securities

  Outstanding Share-Based Awards

        Information concerning all outstanding share-based awards as of December 31, 2015 made by the Corporation to each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 13), including awards granted prior to 2015, is set out in Table 3. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash (at the discretion of the Corporation). DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting to directors of options to acquire SVS. There are no options granted to directors prior to the foregoing amendment which remain outstanding.

Table 3: Outstanding Share-Based Awards

Name	Number of Outstanding DSUs(1) (#)	Market Value of Outstanding DSUs(2) ($)

Daniel P. DiMaggio	137,264	$1,514,022

William A. Etherington	322,244	$3,554,351

Laurette T. Koellner	158,966	$1,753,395

Joseph M. Natale	111,364	$1,228,345

Carol S. Perry	60,181	$663,796

Eamon J. Ryan	212,086	$2,339,309

Gerald W. Schwartz(3)	—	—

Michael M. Wilson	123,789	$1,365,393

(1)
Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2016 in respect of the fourth quarter of 2015.

(2)
The market value of such share-based awards was determined using a share price of $11.03, which was the closing price of the SVS on the NYSE on December 31, 2015.

(3)
Mr. Schwartz did not have any share-based awards from the Corporation outstanding as of December 31, 2015; however, 158,903 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement between the Corporation and Onex for the services of Mr. Schwartz as a director of the Corporation, and 688,807 MVS beneficially owned by Onex are subject to MIP Options granted to Mr. Schwartz. For further information see footnote 2 to the Major Shareholders Table and footnote 4 to Table 2.

Changes in Directors' Equity Interest

        The following table sets out, for each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 13), such director's direct or indirect beneficial ownership of, or control or direction over, shares and share-based awards in the Corporation as of February 10, 2016, and any changes therein since February 11, 2015 (being the date of disclosure in the Corporation's 2014 Form 20-F).

Table 4: Changes in Directors' Equity Interest(1)

Name	Date	SVS (#)	Share-Based Awards (#)	Total (#)

Daniel P. DiMaggio	Feb. 11, 2015 Feb. 10, 2016 Change	— — —	122,514 137,264 14,750	122,514 137,264 14,750

William A. Etherington(2)	Feb. 11, 2015 Feb. 10, 2016 Change	10,000 10,000 Nil	292,948 322,244 29,296	302,948 332,244 29,296

Laurette T. Koellner	Feb. 11, 2015 Feb. 10, 2016 Change	— — —	143,354 158,966 15,612	143,354 158,966 15,612

Joseph M. Natale	Feb. 11, 2015 Feb. 10, 2016 Change	— — —	92,384 111,364 18,980	92,384 111,364 18,980

Carol S. Perry	Feb. 11, 2015 Feb. 10, 2016 Change	— — —	41,184 60,181 18,997	41,184 60,181 18,997

Eamon J. Ryan	Feb. 11, 2015 Feb. 10, 2016 Change	— — —	191,554 212,086 20,532	191,554 212,086 20,532

Gerald W. Schwartz(3)	Feb. 11, 2015 Feb. 10, 2016 Change	546,829 546,829 Nil	— — —	546,829 546,829 Nil

Michael M. Wilson	Feb. 11, 2015 Feb. 10, 2016 Change	— — —	103,729 123,789 20,060	103,729 123,789 20,060

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
Mr. Etherington also owns 10,000 subordinate voting shares of Onex as of February 10, 2016. Other than Messrs. Schwartz and Etherington, no other director of the Corporation owns shares of Onex.

(3)
Includes 426,172 SVS beneficially owned by Onex. In addition, as described in footnote 3 to the Major Shareholders Table, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 18,108,018 subordinate voting shares of Onex as of February 10, 2016. Also see footnote 3 to Table 3.

Director Share Ownership Guidelines

        The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Director Share Ownership Guidelines") (see Executive Share Ownership for share ownership guidelines applicable to Mr. Mionis in his role as President and Chief Executive Officer of the Corporation). The Director Share Ownership Guidelines for 2015 provided as follows:

Board Tenure	Share and/or DSU Ownership(1)
Five Years or Greater	5x Annual Retainer
2 to 5 Years	3x Annual Retainer
1 to 2 Years	2x Annual Retainer
Less than 1 Year	Not Required(2)

(1)
Calculated by applying the applicable multiple from the Director Share Ownership Guidelines to the sum of the director's Board annual retainer and committee chair annual retainer (if applicable).

(2)
Directors with less than one year of service on the Board are encouraged, but not required, to hold securities of the Corporation.

        It is the Corporation's policy that directors with five years or more service on the Board shall continue to invest a significant portion of their annual retainer in securities of the Corporation.

        Although directors will not be deemed to have breached the Director Share Ownership Guidelines by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines. Each director's holdings of securities, which for the purposes of the Director Share Ownership Guidelines include all SVS and DSUs, are reviewed annually as of December 31. The following table sets out, for each applicable director proposed for election at the Meeting, whether such director was in compliance with the Director Share Ownership Guidelines as of December 31, 2015.

Table 5: Shareholding Requirements

	Shareholding Requirements
Director	Target Value as of December 31, 2015(1)	Value as of December 31, 2015(2)	Met Target as of December 31, 2015

Daniel P. DiMaggio	$325,000	$1,514,022	Yes

William A. Etherington	$650,000	$3,664,651	Yes

Laurette T. Koellner	$425,000	$1,753,395	Yes

Joseph M. Natale	$195,000	$1,228,345	Yes

Carol S. Perry	$195,000	$663,796	Yes

Eamon J. Ryan	$400,000	$2,339,309	Yes

Michael M. Wilson	$195,000	$1,365,393	Yes

(1)
Directors' target values are calculated by applying the applicable multiple from the Director Share Ownership Guidelines to the sum of the director's Board annual retainer and committee chair annual retainer (if applicable).

(2)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $11.03, which was the closing price of the SVS on the NYSE on December 31, 2015.

        As a result of the new annual fixed compensation arrangement for the directors effective January 1, 2016 (see Information Relating to Our Directors — Director Compensation) the Board also approved an amendment to the Director Share Ownership Guidelines. The amendment, which also became effective January 1, 2016, provides that a director (regardless of tenure) must hold SVS or DSUs with an aggregate value equal to two times 75% of the annual retainer except that the chair of the Board must hold SVS or DSUs with an aggregate value equal to two and a half times 75% of the annual retainer. Current and new directors will have five years to achieve the revised Director Share Ownership Guidelines from the approval date or from the time of their appointment to the Board, as applicable.

Attendance of Directors at Board and Committee Meetings

        The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2015 to February 10, 2016.

Table 6: Directors' Attendance at Board and Committee Meetings

					Meetings Attended %
				Nominating and Corporate Governance
Director	Board	Audit	Compensation		Board	Committee

Daniel P. DiMaggio	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

William A. Etherington	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Laurette T. Koellner	7 of 8	5 of 6	5 of 6	3 of 4	88%	81%

Robert A. Mionis(1)	3 of 3	—	—	—	100%	—

Craig H. Muhlhauser(2)	5 of 5	—	—	—	100%	—

Joseph M. Natale	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Carol S. Perry	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Eamon J. Ryan	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Gerald W. Schwartz	7 of 8	—	—	—	88%	—

Michael M. Wilson	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

(1)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015.

(2)
Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (together with Mr. Muhlhauser as the former CEO, the "Named Executive Officers" or "NEOs"). The NEOs who are the subject of this Compensation Discussion and Analysis are:

  •
  Robert A. Mionis — President and CEO;

  •
  Darren G. Myers — Executive Vice President and CFO;

  •
  Michael P. McCaughey — Executive Vice President, Communications, Enterprise and Managed Services;

  •
  Glen D. McIntosh — Executive Vice President, Global Operations and Supply Chain Management; and

  •
  Elizabeth L. DelBianco — Executive Vice President and Chief Legal & Administrative Officer.

        A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2015 is set out in the section Compensation Discussion and Analysis — 2015 Compensation Decisions. Disclosure regarding Mr. Muhlhauser is included in the section Arrangements Regarding Retirement of Former Chief Executive Officer and is otherwise excluded from this Compensation Discussion and Analysis as his tenure as President and CEO of the Corporation ended as of August 1, 2015.

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

        A substantial portion of the compensation of our executives is linked to the Corporation's performance. A comparator group of Celestica's competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of Celestica's revenue (such group, as selected by the Compensation Committee, the "Comparator Group") is set out in Table 8. The Corporation establishes target compensation with reference to the median compensation of the Comparator Group, however, neither each element of compensation nor total compensation is expected to match such median exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

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

  Independent Advice

        The Compensation Committee, which has the sole authority to retain and terminate an executive compensation consultant, has engaged the Compensation Consultant since October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of the Comparator Group and the market in general.

        The Compensation Consultant also provides advice (upon request) to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2015, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.

        Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the Compensation Committee also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant, and determined that the Compensation Consultant was independent prior to its engagement in 2015. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support and agenda items for each Compensation Committee meeting throughout the year. The Compensation Consultant reports directly to the chair of the Compensation Committee and is not engaged by management. The Compensation Consultant may, with the approval of the Compensation Committee, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the Compensation Committee.

        The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 7: Fees of the Compensation Consultant

	Year Ended December 31
	2015		2014

Executive Compensation-Related Fees(1)	C$	357,910	C$	328,016

All Other Fees(2)	C$	54,914	C$	17,007

(1)
Services disclosed in respect of 2015 and 2014 included support on executive compensation matters that are part of its annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay for performance analysis and assistance with executive compensation-related disclosure), support with ad-hoc executive compensation issues that arise throughout the year, annual valuation of PSUs for accounting purposes, attendance at all Compensation Committee meetings and a comprehensive risk assessment of compensation programs for senior executives. Services disclosed in respect of 2015 also included assistance with the CEO transition activities and the director compensation review. Services disclosed in respect of 2014 also included meetings to educate and orient a new director on the Corporation's compensation philosophies and policies.

(2)
For 2015, represents fees for a non-executive employment engagement survey. For 2014, represents fees for surveys pertaining to competitive levels of compensation for non-executives.

Compensation Process

        Executive compensation is determined as part of an annual process followed by the Compensation Committee, as supported by the Compensation Consultant, as follows:

Before and at Commencement of the Performance Period	During the Performance Period	Following the Performance Period
•  Review and approve comparator
    group

•  Review of compensation
    benchmarks and pay positioning

•  Establish target compensation
    levels

•  Review trends in executive
    compensation for potential
    program changes

•  Establish performance
    objectives

•  Conduct risk assessment of
compensation programs	• Evaluate interim performance
    relative to objectives

•  Approve appointments to
    designated positions and any
    related compensation changes

•  Re-evaluate comparator group
    and update as necessary

•  Review management succession
    plans including retention value
	of unvested equity awards	• Evaluate individual performance relative to objectives • Determine achievement of performance criteria for annual and long term incentives

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

        The Compensation Committee generally meets five times a year, in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, approves the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO develop base salary and equity-based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, preliminary compensation proposals for the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making decisions related to equity-based compensation. The CEO and the CLAO are not present at the Compensation Committee meetings when their respective compensation is discussed.

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

        In addition to the above regular business, the Compensation Committee also made key decisions concerning CEO succession in 2015 and the related compensation decisions, including transition awards for specified executives, all of which are more fully described below under CEO Succession and, with respect to Mr. Muhlhauser's retirement, under Arrangements Regarding Retirement of Former Chief Executive Officer. The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion for 2015 compensation with respect to any NEO.

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

        In 2014, the Compensation Committee engaged the Compensation Consultant to assist with a comprehensive risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive, and the Corporation's two long-term incentive plans, the LTIP and CSUP. The compensation risk assessment included interviews with key Board and management representatives to: (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk-taking; and (c) understand how risk is governed and managed at the Corporation. The Compensation Consultant also reviewed documentation relating to the Corporation's risk factors and compensation governance processes and programs. The Corporation's executive compensation programs for the NEOs were reviewed against the Compensation Consultant's compensation risk assessment framework. Results of the review were presented to the Compensation Committee.

        In 2015, the Compensation Consultant reviewed actions taken by the Corporation and applicable governance trends in risk oversight of executive compensation since the comprehensive risk assessment had been conducted in 2014. Based on the results of such assessments and its own independent analysis, the Compensation Committee concluded that the Corporation's compensation programs did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation programs. Since the beginning of 2015, the Compensation Committee also approved the following actions to enhance the Corporation's compensation policy risk-mitigating practices:

  •
  the share ownership guidelines for executives were amended to provide that Executive Vice Presidents will be required to own three times their base salary in securities of the Corporation, an increase from two times;

  •
  an additional requirement for Mr. Mionis was added such that, in the event of the cessation of his employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date;

  •
  scenario testing of the executive compensation programs, including a pay for performance analysis;

  •
  the Insider Trading Policy was amended to include an anti-pledging provision;

  •
  the LTIP and CSUP were amended to reflect that change of control treatment for outstanding equity is based on a "double trigger" requirement for future grants thereunder; and

  •
  the PSU comparator group for TSR performance was broadened from five EMS peers to the S&P 1500 Information Technology Index companies with the addition of Flextronics International Ltd. (the only EMS peer not already on the S&P 1500 list).

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

        In reaching their opinion, the Compensation Committee reviewed key risk-mitigating features in the Corporation's compensation governance processes and compensation structure including the following:

Governance

Compensation Decision-Making Process

•

The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy (see Compensation Discussion and Analysis — Compensation Objectives).

Non-binding Shareholder Advisory Vote on Executive Compensation	• The Corporation annually holds an advisory vote on executive compensation. • This allows shareholders to express approval or disapproval of its approach to executive compensation.

Annual Review of Incentive Programs

•

Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under the CSUP and the LTIP that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability.

•

When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress-tested annually.

External Independent Compensation Advisor

•

On an ongoing basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership

•

All of the Corporation's independent directors sit on each standing committee of the Board, to provide continuity and to facilitate coordination between the Committees' respective oversight responsibilities.

Compensation Program Design

Review of Incentive Programs

•

At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

Fixed versus Variable Compensation	• For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual incentive plan and long-term, equity-based incentive plans).
• The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements.
• This mix provides a strong pay-for-performance relationship

•

It provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term

"One-company" Annual Incentive Plan.

•

Celestica's "one-company" annual incentive plan (the Celestica Team Incentive Plan) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica's overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics

•

Celestica's annual incentive plan ensures a holistic assessment of performance with ultimate payout tied to measurable corporate financial metrics (e.g., revenue, non-IFRS Operating Margin (as defined in footnote 3 to Table 11), and non-IFRS Return on Invested Capital ("ROIC") (as defined in footnote 5 to Table 11)).

•

Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through PSUs (which include both measurable corporate financial metrics and relative performance features) and RSUs.

Minimum Performance Requirements and Maximum Payout Caps

•

Two non-IFRS "gates" exist for any payout to occur under the annual performance incentive.

•

Additionally, target non-IFRS adjusted EBIAT (as defined in footnote 3 to Table 11) must be achieved for other measures to pay above target.

•

Each of the annual performance incentive and PSU payouts have a maximum payout of two times target.

Share Ownership Requirement

•

The Corporation's share ownership guidelines require the CEO, Executive Vice Presidents and Senior Vice Presidents to continue to hold a minimum amount of the Corporation's securities to help align their interests with those of shareholders' and the long-term performance of the Corporation.

• This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

Anti-hedging and Anti-pledging Policy

•

Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or purchasing securities of the Corporation on margin, borrowing against securities of the Corporation held in a margin account, or pledging Celestica securities as collateral for a loan.

"Clawback" Policy

•

A "clawback" policy covers recoupment of incentive-based compensation from the CEO and CFO that was received during the 12-month period following the period covered by a restatement of the financial results of the Corporation due to misconduct or material non-compliance with financial reporting requirements, as well as any profits realized from the sale of securities during this time (see — "Clawback" Provisions).

• In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

Severance Protection

•

NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three-year duration for the CEO, two years for other NEOs).

  Comparator Group

        The Compensation Committee establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, but is not bound to any target percentile for any element of compensation of the Comparator Group. The Comparator Group is comprised of a selection of the Corporation's competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of the Corporation's revenues and is approved annually by the Compensation Committee. The Compensation Committee also considers the Corporation's business objective of expanding its managed and/or diversified services and its participation in global markets when approving the Comparator Group. Because of the international scope and the size of the Corporation, the Comparator Group is comprised of companies with international operations, allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes for talent. In 2015, changes were made to the Comparator Group established in 2014. Three companies were removed that exceeded the guideline revenue range and had significantly higher asset values and market capitalization than the Corporation (Freescale Semiconductor, Ltd., Micron Technology Inc. and Texas Instruments, Inc.). Sun Edison, Inc. was added as it is reasonably similar to the Corporation's size and scope and representative of companies with which the Corporation may compete for executive talent.

        The following list of companies, which was reviewed and approved by the Compensation Committee at its July 2015 meeting, sets out the Corporation's Comparator Group companies (used to establish 2016 executive compensation).

Table 8: Comparator Group(1)

Industry Company Name	2014 Annual Revenue (millions)	Industry Company Name	2014 Annual Revenue (millions)	Industry Company Name	2014 Annual Revenue (millions)
Electronic Manufacturing Services		Semiconductor		Technology Hardware, Storage, Peripherals
Flextronics International Ltd.	$26,109	Applied Materials Inc.	$9,072	Western Digital Corp.	$15,130
Jabil Circuit, Inc.	$15,762	Broadcom Corp.	$8,428	SanDisk Corp	$6,628
Sanmina Corporation	$6,215	Advanced Micro Devices Inc.	$5,506	NCR Corp.	$6,591
Benchmark Electronics, Inc.	$2,797	Lam Research Corporation	$4,607	NetApp, Inc.	$6,325
Plexus Corp.	$2,378	NVIDIA Corp.	$4,130	Lexmark International Inc.	$3,711
Electronic Components		Diversified Markets		Communications
Corning Inc.	$9,715	Agilent Technologies Inc.	$4,048	Harris Corp.	$5,012
		Sun Edison, Inc.	$2,484	Juniper Networks, Inc.	$4,627
				Overall
				25th Percentile	$4,069
				50th Percentile	$5,861
				75th Percentile	$8,911
				Celestica Inc.	$5,631
				Percentile	48th percentile

(1)
All data were provided by the Compensation Consultant (sourced by it from Standard & Poor's Capital IQ), reflect fiscal year 2014 revenue for each company, and are presented in U.S. dollars.

        Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is analyzed in accordance with a process approved by the Compensation Committee. The Compensation Committee considered such survey data, among other matters, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining the compensation of the CEO and the other NEOs.

CEO Succession

        Following the announcement of Mr. Muhlhauser's intention to retire by the end of 2015, the Board established the CEO Search committee comprised of Messrs. Etherington, Natale and Wilson. The Board also engaged an executive search firm to support the search to identify the successor CEO, considering both external and internal candidates. The CEO Search Committee managed the succession process and provided periodic updates to the Board on the status of the search. On July 8, 2015, the Corporation announced that the Board had appointed Mr. Mionis as President and CEO and a member of the Board, effective August 1, 2015. Following his retirement from such positions, Mr. Muhlhauser remained with the Corporation as a special advisor to the Board until December 31, 2015.

        In conjunction with the Board's appointment of Mr. Mionis as President and CEO, the Compensation Committee approved the following items:

  •
  the compensation package for Mr. Mionis in his new role as President and CEO;

  •
  the retirement provisions for Mr. Muhlhauser, as well as the provisions of his advisory agreement, in recognition of his flexibility in supporting the transition to his successor, as described below under Arrangements Regarding Retirement of Former Chief Executive Officer; and

  •
  transition awards for other executives during the CEO transition period.

        In April 2015, the Compensation Committee approved a grant of special equity awards, in the form of RSUs (the "Transition Awards"), in order to further incentivize the executive team in connection with the CEO transition period. Each of Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco received Transition Awards as described below under 2015 Compensation Decisions — Equity-Based Incentives — Transition Awards.

Anti-Hedging and Anti-Pledging Policy

        The Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executive officers may not sell short the Corporation's securities, buy or sell put or call options on the Corporation's securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in market value of the Corporation's securities. Executive officers are also prohibited from purchasing the Corporation's securities on margin, borrowing against the Corporation's securities held in a margin account, or pledging the Corporation's securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation's securities.

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

        Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers

        The compensation of the NEOs is comprised of the following elements:

Elements	Rationale
Base Salary . . . . . . . . . . .	Provides a fixed level of compensation intended to reflect the scope of an executive's responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels
Annual Cash Incentives .	Aligns executive performance with the Corporation's annual goals and objectives
Equity-Based Incentives
• RSUs . . . . . . . . . . . .	Provides a strong incentive for long-term executive retention
• PSUs . . . . . . . . . . . .	Aligns executive's interests with shareholder interests and provides incentives for long-term performance
• Stock Options . . . . .	Promotes the creation and long-term sustainability of shareholder value
Benefits . . . . . . . . . . . . .	Executives participate in company-wide benefit programs which are designed to help ensure the health and wellness of employees
Pension . . . . . . . . . . . . .	Designed to assist executives in saving for their retirement
Perquisites . . . . . . . . . . .	Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation

  Compensation Element Mix

        The at-risk portion of total compensation has the highest weighting at the most senior levels of management. Annual and certain equity-based incentive plan rewards are contingent upon the Corporation's financial and operational performance and are therefore at-risk. With a significant portion of total target direct compensation delivered through variable compensation, the Corporation intends to continue to align NEO compensation with shareholder interests. Historically, the target weighting of compensation elements for NEOs heavily favored equity-based incentives as they represented approximately 60-70% of the NEOs total target compensation. For 2015, the Corporation granted two types of additional at-risk awards that were not typical: the 2015 Employment Inducement Options granted to Mr. Mionis and the Transition Awards granted to the other NEOs (described below under 2015 Compensation Decisions — Equity Based Incentives — Sign on Award and 2015 Compensation Decisions — Equity Based Incentives — Transition Awards). Further, the Corporation revised its disclosure with respect to its annual equity grants to reflect that grants made in-year are granted with respect to the current year performance, rather than as a reward in respect of the most recently completed year (see below under 2015 Compensation Decisions — Equity Based Incentives — Annual Equity Grant Reporting). As a result of these events, the relative weighting of the reported values for 2015 did not fall within our typical ranges. The intended mix for 2016 can be expected to more closely align with historical mix of compensation elements. Although all elements of 2016 compensation for the NEOs has not yet been determined, the Corporation is committed to continuing the emphasis on pay for performance.

  Base Salary

        The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are reviewed against those in the Comparator Group, with base salary determined with consideration given to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, to reflect individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

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

        Individual Performance Factor: Individual contribution is recognized through the individual performance factor of CTI ("IPF"). The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 2.0x depending on individual performance.

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved for the Business Results Factor to exceed zero; (ii) corporate profitability must be at least target for other corporate measures to pay above target; and (iii) the maximum CTI payment is two times the Target Award.

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

        At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation's year-end results have been released.

        Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is also given to individual performance and contribution when determining actual awards. The mix of equity-based incentives is reviewed and approved by the Compensation Committee each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of a month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and typically are reviewed in advance with the Chair of the Compensation Committee. No such grants were made to NEOs for 2015.

  RSUs

        NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the Compensation Committee in its discretion. RSUs granted by the Corporation generally vest in instalments of approximately one-third per year, over three years. Each vested RSU entitles the holder to one SVS on the release date. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle RSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement by SVS or cash, the holder can choose which of these it receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

        NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation's annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the Compensation Committee in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. Each vested PSU entitles the holder to receive one SVS on the applicable release date. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle the PSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement by — SVS or cash, the holder can choose which of these it receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  Stock Options

        NEOs may be granted stock options under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. In determining the number of stock options to be granted, the Corporation keeps within a maximum level for option annual "burn rate", which refers to the number of shares issuable pursuant to stock options granted under the LTIP in a given year relative to the total number of SVS outstanding. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.

  Other Compensation

  Benefits

        NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.

  Perquisites

        Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic.

2015 Compensation Decisions

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

  Base Salary

        The following table sets forth the annual base salary for the NEOs for the financial years ended December 31, 2013 through December 31, 2015:

Table 9: NEO Base Salary Changes

NEO	Year	Salary ($)

Robert A. Mionis(1)	2015	$850,000
	2014	—
	2013	—

Darren G. Myers	2015	$500,000
	2014	$500,000
	2013	$500,000

Michael P. McCaughey	2015	$475,000
	2014	$475,000
	2013	$450,000

Glen D. McIntosh	2015	$475,000
	2014	$450,000
	2013	$425,000

Elizabeth L. DelBianco	2015	$460,000
	2014	$460,000
	2013	$460,000

(1)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015.

        The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data. The Compensation Committee granted an increase to Mr. McIntosh effective April 2015 (from $450,000 to $475,000), to improve alignment with the median base salaries of comparable executives within the Comparator Group and related benchmarks.

        In accordance with the employment agreement entered into upon the appointment of Mr. Mionis as President and CEO (the "CEO Employment Agreement"), he receives an annual base salary of $850,000. When setting the base salary for Mr. Mionis, the Compensation Committee considered his experience and the responsibilities and duties connected with the CEO position, as well as variable incentive compensation and median aggregate compensation. The Compensation Committee also reviewed benchmark salaries for CEOs with the Comparator Group companies, median competitive data and historical data concerning CEO base salary at the Corporation.

  Equity-Based Incentives

  Annual Equity Grant Reporting

        With the transition of the CEO in 2015, the Compensation Committee reviewed the Corporation's equity grant practices with the Compensation Consultant. Following the review, the Corporation revised its disclosure with respect to its annual equity grant to reflect that equity grants made in-year are granted with respect to the current year performance, rather than as a reward in respect of the most recently completed year. This change was made in order to reflect that annual equity grants are intended to incentivize future performance and further connect pay for performance, and also to ensure direct accountability for the long-term financial performance of the Corporation. The revised grant disclosure does not impact how annual equity grants made in 2015 or prior years were reported. As a result, RSUs and PSUs granted on February 1, 2016, that would previously have been reported as 2015 compensation for the NEOs and included herein, will instead be reflected as part of 2016 compensation (the year of grant) in next year's Form 20-F. The reporting of grants made on January 23, 2015, which were reported as compensation earned by the NEOs in respect of 2014, as well as the reporting of grants made in prior year periods, will remain unchanged. See — NEO Equity Awards below.

  Equity Mix

        At its December 2015 meeting, the Compensation Committee determined that the mix of equity in respect of 2016 compensation would be comprised of RSUs (50% weight) and PSUs (50% weight), and that no stock options would be granted to NEOs, which was consistent with the equity mix reported in respect of 2014. In reaching its decision to maintain this mix in respect of 2016, the Compensation Committee took into account competitive equity compensation trends and practices among the Corporation's Comparator Group and the Corporation's critical need to attract and retain key talent to effectively execute on its strategic business goals. See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

  Sign-on Award

        Mr. Mionis received a special sign-on grant of 298,954 stock options under the LTIP (the "2015 Employment Inducement Options") on August 1, 2015 in connection with his appointment as President and CEO. The 2015 Employment Inducement Options were based on the share price of $13.38, which was the closing price of the SVS on the NYSE on July 31, 2015. The Compensation Committee intended for the grant of the 2015 Employment Inducement Options to Mr. Mionis to strongly align his interests with shareholder interests and to directly link his compensation to the long-term share price of the Corporation. The 2015 Employment Inducement Options were a one-time grant and are subject to the standard vesting and forfeiture provisions under the LTIP.

  Transition Awards

        In April 2015, the Compensation Committee approved the grant of Transition Awards in the amount of $750,000 (in the form of 61,576 RSUs) to each of Messrs, Myers, McCaughey and McIntosh and Ms. DelBianco in connection with the appointment of the new CEO. The Transition Awards were designed to further incentivize the executive team during the CEO transition period. In determining the executives to receive Transition Awards, the Compensation Committee considered, among other factors, criticality to business continuity and leadership roles during the CEO transition period.

        The number of RSUs granted was based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015, the day prior to the date of grant. The Transition Awards will vest in full on the second anniversary of the grant date, being April 30, 2017. Such awards are subject to forfeiture in the event of voluntary termination. The Transition Awards were a one-time grant specifically designed to further incentivize the executive team during the CEO transition period and therefore, such awards were not considered when making other compensation decisions for the NEOs for 2015.

        Messrs. Mionis and Muhlhauser did not receive Transition Awards.

  NEO Equity Awards

        The following table sets forth equity awards granted to the NEOs as part of their 2015 compensation:

Table 10: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)	Stock Options (#)(2)	Value of Equity Award(3)

Robert A. Mionis	—	—	298,954	$1,399,202

Craig H. Muhlhauser	—	—	—	—

Darren G. Myers	61,576	—	—	$750,000

Michael P. McCaughey	61,576	—	—	$750,000

Glen D. McIntosh	61,576	—	—	$750,000

Elizabeth L. DelBianco	61,576	—	—	$750,000

(1)
Represents the RSUs granted as Transition Awards. Grants were based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015. The RSUs will vest in full on the second anniversary of the grant date on April 30, 2017.

(2)
Represents the 2015 Employment Inducement Options granted to Mr. Mionis upon his appointment as President and CEO. The 2015 Employment Inducement Options vest rateably over a 4 year period, commencing on the first anniversary of the date of the grant.

(3)
For NEOs other than Mr. Mionis, represents the aggregate grant date fair value of the RSUs. Mr. Mionis's amount represents the grant date fair value of the 2015 Employment Inducement Options based on share price of $13.38, which was the closing price of the SVS on the NYSE on July 31, 2015, and a Black Scholes option pricing model factor of 0.3498.

        Due to the change in equity grant disclosure described above, RSU and PSU grants made to NEOs in February 2016 are not included in the above table (see 2015 Compensation Decisions — Equity-Based Incentives — Annual Equity Grant Reporting). The grant date fair value of such RSU and PSU grants is as follows:

Name	Grant Date Fair Value
Robert A. Mionis	$5,000,000
Darren G. Myers	$1,600,000
Michael P. McCaughey	$1,550,000
Glen D. McIntosh	$1,350,000
Elizabeth L. DelBianco	$1,425,000

        The RSUs and PSUs granted to NEOs in 2016 will be reported as 2016 compensation in next year's Form 20-F. These awards will vest rateably over a three-year period, in the case of the RSUs, and at the end of a three year performance period, subject to pre-determined performance criteria, in the case of the PSUs. The number of PSUs that will actually vest will range from 0% to 200% of target and, consistent with past practice, will be determined based on Celestica's total shareholder return (as to 60% of such PSU grant) and non-IFRS ROIC positioning (as to 40% of such PSU grant) relative in each case to a comparator group selected by the Compensation Committee for each such purpose.

  Annual Incentive Award (CTI)

  2015 Business Results Factor

        The Business Results Factor portion of the CTI calculation is based on the achievement by the Corporation of specified targets with respect to certain pre-selected financial measures. The Business Results Factor for 2015 was 73% based on the following results:

Table 11: Business Results Factor

Measure(1)	Weight	Achievement Relative to Target(2)	Proportion of Final Business Results Factor

Non-IFRS Operating Margin (adjusted EBIAT Margin)(3)	50%	79%	40%

Revenue(4)	25%	65%	16%

Non-IFRS ROIC(5)	25%	70%	17%

Business Results Factor			73%

(1)
See "Non-IFRS measures" in Item 5 "Operating and Financial Review and Prospects" above for a discussion of non-IFRS operating margin (adjusted EBIAT margin) and non-IFRS ROIC, as well as a reconciliation of such non-IFRS measures to IFRS measures (where a comparable IFRS measure exists). These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

(2)
Positioning of Non-IFRS Operating Margin, Revenue and Non-IFRS ROIC are results between threshold and target levels.

(3)
Non-IFRS Operating Margin is a non-IFRS measure calculated as non-IFRS operating earnings (adjusted EBIAT) divided by Revenue. "Adjusted EBIAT" is defined as earnings before interest and fees relating to the Corporation's credit facilities and accounts receivable sales program, amortization of intangible assets (excluding computer software), and income taxes. Non-IFRS adjusted EBIAT also excludes, in the periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of the Corporation's securities, and impairment charges. Target non-IFRS adjusted EBIAT must be achieved for the other measures in this table to pay above target.

(4)
Revenue means the Corporation's annual revenue.

(5)
Non-IFRS ROIC is a non-IFRS measure calculated as non-IFRS adjusted EBIAT divided by non-IFRS average net invested capital, where non-IFRS average net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average non-IFRS net invested capital for the year (there is no comparable measure under IFRS).

  Individual Performance Factor

        At the beginning of each year, the Compensation Committee and the CEO agree on performance goals for the CEO. Goals for the other NEOs that align with the CEO's goals are then established and agreed to between the CEO and the respective NEOs, and are approved by the Compensation Committee. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and payment of, the IPF of annual incentive awards remains at the discretion of the Compensation Committee. However, the Business Results Factor must be greater than zero for an executive to be entitled to any CTI payment.

        In 2015, the NEO's goals were established at the beginning of the year to align with the goals set for Mr. Muhlhauser as CEO until his successor was appointed in August 2015. Once Mr. Mionis was appointed as CEO, Mr. Mionis worked with Mr. Muhlhauser, the Board and the Compensation Committee to effectively transition the role of CEO and transition-related goals were set and approved by the Compensation Committee. Individual goals were established by the Compensation Committee for Mr. Mionis related to the goals and objectives of the Corporation for 2015 which were an extension of those set earlier in the year for Mr. Muhlhauser, with the addition of new goals under his leadership. The NEOs goals established at the beginning of 2015 were not adjusted during the transition period.

Chief Executive Officer

        In assessing Mr. Mionis' individual performance, the Compensation Committee typically considers the Corporation's objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Personal performance objectives measure achievements in the areas of financial results, operational effectiveness, transformation and such other areas as are determined to merit particular focus in a given year. Mr. Mionis joined the Corporation in August 2015 and transitioned into the role over the next several months. Although Mr. Mionis had transitional objectives and his performance was reviewed by the Committee, his IPF was set at 1.0 for 2015 pursuant to the CEO Employment Agreement. Mr. Mionis has submitted his personal objectives for 2016 which have been approved by the Board.

Other NEOs

        Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives. Each NEO has performance objectives that are assessed at year-end and objective measures that align with the targets for the CEO. The CEO undertakes an assessment of the NEO's contributions to the Corporation's results, including the CEO's assessment of each of the NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either met expectations or exceeded expectations for 2015 based on his or her individual performance and contribution to corporate goals and objectives.

        Factors considered in the evaluation of each NEO included the following:

Mr. Myers . . . . . . . . . . . . . . . . . . . . .	• Individual performance was measured by the extent to which the finance organization contributed to the Corporation's performance as well as his leadership as assessed by the CEO
• Partner with the business to drive a sales and marketing culture inside the Corporation while preserving strong financial processes
• Leader for the global business services model which will accelerate the speed to outcome for the administrative functions of the business and scale services
• Under his leadership, the finance organization continues to work collaboratively with business leaders to anticipate and prepare for opportunities in order to achieve the Corporation's strategic goals
• Returned over $400 million to shareholders through share repurchases
Mr. McCaughey . . . . . . . . . . . . . . . . . . . . .

•  Responsible for the Corporation's Communications and Enterprise
    business unit, which includes the Managed Services organizations that are comprised of Global Design, JDM, Engineering and After-Market Services

• The Communications end market represented 40% of total revenue; Cisco, IBM and Juniper individually contributed greater than 10% of total revenue
• Recognized by Cisco as EMS Partner of the Year Award for the second consecutive year and for the fourth time in the past six years
• Continued leadership of the JDM converged platform offering and its strategic development, which shipped over $1 billion of JDM products to the marketplace over the last five years
Mr. McIntosh . . . . . . . . . . . . . . . . . . . . .

•  Responsible for the Corporation's Operations and Supply Chain
    Management network by driving innovation and technology to continuously improve the speed, flexibility, quality and cost productivity globally throughout the network

• Under his leadership, the Corporation continues to maintain a strong operational track record which results in value for customers and suppliers

• Experienced delays in ramping the solar business in Thailand, while installing new next-generation equipment; the strong demand environment helped to mitigate the adverse impact to profitability
• Improved the operational performance of the Semiconductor business and developed a sustainable plan for growth
Ms. DelBianco . . . . . . . . . . . . . . . . . . . . .	• Successfully led a number of initiatives across the areas of her responsibility, including legal, compliance, human resources, communications and sustainability
• Effective handling of significant litigation matters, including resolution of the U.S. class action
• Provided key support for the CEO search process and the CEO transition
• Ensured appropriate governance and managed complexities with respect to significant corporate transactions
• Continued support of Board responsibilities and corporate governance matters
• Continued focus on sustainability as a competitive differentiator resulting in customer and industry recognition awards, including the Global
    100 Most Sustainable Companies in the World by Corporate Knights for
the second consecutive year

  Target Award

        The Target Incentive for each eligible NEO in 2015 was as follows:

  •
  125% for Mr. Mionis;

  •
  100% for Mr. Myers; and

  •
  80% for Messrs. McCaughey and McIntosh and Ms. DelBianco.

        The Target Incentive for each of Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco was not changed from 2014. The Target Award for each eligible NEO is equal to the Target Incentive (as set out above) multiplied by such NEO's base salary, except in the case of Mr. Mionis, for which his Target Award is equal to the Target Incentive (as set out above) multiplied by the prorated amount of his annualized salary in respect of 2015 given that his appointment was effective August 1, 2015.

  Other CEO Compensation

        In accordance with the CEO Employment Agreement, Mr. Mionis also received a payment on February 12, 2016 in respect of 2015 in the amount of $737,375 (the "Contractual Payment") which was calculated under the framework of the CTI based on a deemed target achievement for the Business Results Factor and the IPF. Given Mr. Mionis' level of experience and leadership, the Compensation Committee approved the Contractual Payment as an incentive to join the Corporation and to motivate him to quickly embrace the leadership role and achieve corporate and individual goals for the duration of 2015 and to continue with the momentum to establish the future business strategy for the Corporation.

        The CEO Employment Agreement also provides for certain perquisites, including costs related to his interim living arrangements and relocation and tax equalization payments in order to assist with Mr. Mionis' transition from the United States to the Corporation's head office in Toronto, Canada.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2013 through December 31, 2015.

Table 12: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)

Robert A. Mionis(7)	2015	$356,301	—	$1,399,202	$325,125	$28,413	$872,388	$2,981,429
President and Chief	2014	—	—	—	—	—	—	—
Executive Officer	2013	—	—	—	—	—	—	—

Craig H. Muhlhauser(8)	2015	$1,000,000	—	—	$912,500	$166,777	$131,062	$2,210,339
Former President and Chief	2014	$1,000,000	$5,500,000	—	$1,237,500	$186,850	$96,477	$8,020,827
Executive Officer	2013	$1,000,000	$5,500,000	—	$1,525,000	$115,000	$188,723	$8,328,723

Darren G. Myers	2015	$500,000	$750,000	—	$419,750	$75,307	$1,218	$1,746,275
EVP, Chief Financial Officer	2014	$500,000	$1,600,000	—	$495,000	$79,724	$746	$2,675,470
	2013	$500,000	$1,600,000	—	$536,800	$49,497	$800	$2,687,097

Michael P. McCaughey	2015	$475,000	$750,000	—	$319,010	$64,711	$1,054	$1,609,775
EVP, Communications,	2014	$468,836	$1,500,000	—	$371,318	$75,403	$999	$2,416,556
Enterprise and Managed Services	2013	$437,671	$1,500,000	—	$512,601	$46,434	$1,071	$2,497,777

Glen D. McIntosh	2015	$468,836	$750,000	—	$273,800	$70,113	$1,463	$1,564,212
EVP Global Operations and	2014	$443,836	$1,350,000	—	$456,973	$62,627	$999	$2,314,435
Supply Chain Management	2013	$418,836	$1,200,000	—	$367,905	$46,927	$1,071	$2,034,739

Elizabeth L. DelBianco	2015	$460,000	$750,000	—	$268,640	$65,509	$1,316	$1,545,465
EVP and Chief Legal &	2014	$460,000	$1,425,000	—	$400,752	$69,710	$1,225	$2,356,687
Administrative Officer	2013	$456,055	$1,425,000	—	$445,109	$49,895	$1,314	$2,377,373

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2015 represent the RSUs granted as Transition Awards in connection with the CEO transition period. Grants were based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015 (the day prior to the date of grant). The RSUs will vest in full on April 30, 2017. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grant, and see Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the awards. Due to the revised disclosure with respect to the annual equity grant made to reflect that equity grants made in-year are granted with respect to the current year performance and to incentivize future performance, rather than as a reward in respect of the most recently completed year, the following grant date fair values of RSU and PSU grants made on February 1, 2016 are not included in the table: Mr. Mionis — $5,000,000; Mr. Myers — $1,600,000; Mr. McCaughey — $1,550,000; Mr. McIntosh — $1,350,000; and Ms. DelBianco $1,425,000. See Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives — Annual Equity Grant Reporting and Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives — NEO Equity Awards.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 12 is the same as the accounting fair value of such awards. The accounting fair values for the PSU portion of the 2013 and 2014 share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. 60% of the PSUs granted with respect to 2013 and 2014 performance vest depending on the level of achievement of a market performance condition, TSR, over a three-year period relative to the TSR of a pre-defined comparator group. For the 2013 grant, the comparator group was a pre-defined EMS competitor group, and for 2014, the comparator group was based on the S&P 1500 Technology Index with the addition of Flextronics International Ltd., and which remain publicly traded on an established U.S. stock exchange for the entire performance period. The cost the Corporation records for the PSUs that vest based on TSR performance is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. 40% of the PSUs granted with respect to 2013 and 2014 performance vest depending on the level of achievement of non-IFRS ROIC (a non-market performance condition), over a three-year period, based on Celestica's non-IFRS ROIC relative to the non-IFRS ROIC of a pre-determined EMS competitor group (in each case as determined by the Corporation). The cost the Corporation records for PSUs that will vest based on ROIC performance is determined based on the market value of SVS at the time of grant, and such cost may be adjusted (usually during the last year of the three-year performance period) based on management's estimate of the relative level of achievement of ROIC, as outlined above.

(3)
Represents the 2015 Employment Inducement Options granted to Mr. Mionis on August 1, 2015 in connection with his appointment as President and CEO. The grant date fair value of the option based award is the same as the accounting fair value of such award and was based on the closing price of the SVS on the NYSE on July 31, 2015 (being $13.38), and a Black Scholes factor of 0.3498. The Black-Scholes factor was determined using the average following variables for each of the four vesting tranches: (i) volatility of 35%; (ii) risk-free interest rate of 1.6%; and (iii) expected life of the stock options of 5.5 years. There were no other stock options granted to the NEOs with respect to 2013, 2014 and 2015 performance.

(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the plan.

(5)
Pension values for Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars. Converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791.

(6)
In 2015, amounts in this column for Mr. Muhlhauser include: tax equalization payments of $64,296; housing expenses of $28,315 while in Canada, group life insurance premiums totalling $14,097, a 401(k) contribution of $15,900, travel expenses between Toronto and New Jersey of $5,954 and tax preparation fees of $2,500. In 2015, amounts in this column for Mr. Mionis represent amounts for items provided for under the CEO Employment Agreement, including: the Contractual Payment in the amount of $737,375, interim housing expenses of $35,493, relocation expenses of $15,079, interim travel expenses of $17,206, a tax equalization payment of $56,924, benefits coverage of $6,271 and tax services for U.S. and Canadian tax matters of $4,040.

(7)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and accordingly, annualized amounts have been pro-rated to reflect actual compensation paid, awarded or earned.

(8)
Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and remained with the Corporation as a special advisor to the Board until December 31, 2015. See — Termination of Employment and Change in Control Arrangements with Named Executive Officers — Arrangements Regarding Retirement of Former Chief Executive Officer for a description of the compensation received by Mr. Muhlhauser in connection with his retirement and subsequent service as a special advisor to the Board.

Option-Based and Share-Based Awards

        The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2015.

Table 13: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the- Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share- Based Awards that have not Vested at Minimum ($)(4)	Payout Value of Share- Based Awards that have not Vested at Target ($)(4)	Payout Value of Share- Based Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Robert A. Mionis(5)
Aug. 1, 2015	298,954	C$	17.52	Aug. 1, 2025	—	—	—	—	—	—

Craig H. Muhlhauser(6)
Jan. 31, 2006	148,488		$10.00	Jan. 31, 2016	$152,943	—	—	—	—	—
Feb. 2, 2007	125,000		$6.05	Feb. 2, 2017	$622,500	—	—	—	—	—
Feb. 5, 2008	225,000		$6.51	Feb. 5, 2018	$1,017,000	—	—	—	—	—
Feb. 3, 2009	220,833		$4.13	Feb. 3, 2019	$1,523,748	—	—	—	—	—
Feb. 2, 2010	217,865		$10.20	Feb. 2, 2020	$180,828	—	—	—	—	—
Feb. 1, 2011	258,462		$9.87	Feb. 1, 2021	$299,816	—	—	—	—	—
Jan. 31, 2012	287,270		$8.21	Jan. 31, 2022	$810,101	—	—	—	—	—
Jan. 28, 2013	301,655		$8.24	Jan. 28, 2023	$841,617	186,253	—	$2,054,371	$4,108,741	—
Feb. 4, 2014	—		—	—	—	387,558	$2,190,856	$4,274,765	$6,358,674	—
Jan. 23, 2015	—		—	—	—	319,585	$2,686,665	$3,525,023	$4,363,380	—

Darren G. Myers
Feb. 2, 2010	26,144	C$	10.77	Feb. 2, 2020	$92,590	—	—	—	—	—
Feb. 1, 2011	31,015	C$	9.87	Feb. 1, 2021	$131,664	—	—	—	—	—
Jan. 31, 2012	19,151	C$	8.26	Jan. 31, 2022	$105,405	—	—	—	—	—
Jan. 28, 2013	75,414	C$	8.29	Jan. 28, 2023	$413,300	63,714	—	$762,117	$1,524,235	—
Feb. 4, 2014	—		—	—	—	144,455	$691,161	$1,727,904	$2,764,646	—
Jan. 23, 2015	—		—	—	—	141,718	$847,582	$1,695,165	$2,542,747	—
Apr. 30, 2015	—		—	—	—	61,576	$736,544	$736,544	$736,544	—

Michael P. McCaughey
Jan. 31, 2012	12,767	C$	8.26	Jan. 31, 2022	$70,268	—	—	—	—	—
Jan. 28, 2013	46,924	C$	8.29	Jan. 28, 2023	$257,163	59,466	—	$711,305	$1,422,609	—
Feb. 4, 2014	—		—	—	—	135,427	$647,968	$1,619,915	$2,591,861	—
Jan. 23, 2015	—		—	—	—	132,860	$794,605	$1,589,210	$2,383,814
Apr. 30, 2015	—		—	—	—	61,576	$736,544	$736,544	$736,544	—

Glen D. McIntosh
Jan. 31, 2012	11,172	C$	8.26	Jan. 31, 2022	$61,489	—	—	—	—	—
Jan. 28, 2013	40,220	C$	8.29	Jan. 28, 2023	$220,422	50,971	—	$609,691	$1,219,383	—
Feb. 4, 2014	—		—	—	—	108,342	$518,377	$1,295,937	$2,073,496	—
Jan. 23, 2015	—		—	—	—	119,574	$715,144	$1,430,289	$2,145,433	—
Apr. 30, 2015	—		—	—	—	61,576	$736,544	$736,544	$736,544	—

Elizabeth L. DelBianco
Feb. 1, 2011	38,769	C$	9.87	Feb. 1, 2021	$164,581	—	—	—	—	—
Jan. 31, 2012	45,484	C$	8.26	Jan. 31, 2022	$250,338	—	—	—	—	—
Jan. 28, 2013	47,762	C$	8.29	Jan. 28, 2023	$261,756	60,528	—	$724,008	$1,448,016	—
Feb. 4, 2014	—		—	—	—	128,655	$615,565	$1,538,911	$2,462,258	—
Jan. 23, 2015	—		—	—	—	126,216	$754,869	$1,509,737	$2,264,606	—
Apr. 30, 2015	—		—	—	—	61,576	$736,544	$736,544	$736,544	—

(1)
Includes the RSUs granted as Transition Awards in connection with the CEO transition period. See Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives for a discussion of the equity grants. Does not include share-based awards granted to Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco on February 1, 2016.

(2)
The value of unexercised in-the-money stock options for Mr. Muhlhauser was determined using a share price of $11.03, which was the closing price of SVS on the NYSE on December 31, 2015. For Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco, a share price of C$15.30 was used, which was the closing price of the SVS on the TSX on December 31, 2015, converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791.

(3)
Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.

(4)
Payout values at minimum vesting include the value of RSUs, only as the minimum value of PSUs would be $0.00 if the performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs. Payout values for Mr. Muhlhauser are determined using a share price of $11.03, which was the closing price of the SVS on the NYSE on December 31, 2015. Payout values for Messrs. Myers, McCaughey and McIntosh and

  Ms. DelBianco are determined using a share price of C$15.30, which was the closing price of the SVS on the TSX on December 31, 2015, converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791.

(5)
The grant date fair value of the 2015 Employment Inducement Options granted to Mr. Mionis was based on the closing price of the SVS on the NYSE on July 31, 2015 (being $13.38).

(6)
As Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015, his unvested equity based awards were eligible for retirement treatment under the LTIP and CSUP. Unvested stock options continue to vest and vested options are exercisable until the earlier of three years following retirement and the original expiry date; unvested RSUs will continue to vest on their vesting date; and unvested PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement.

        The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2015 and the value of annual incentive awards earned in respect of 2015 performance.

Table 14: Incentive Plan Awards — Value Vested or Earned in 2015

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Robert A. Mionis	—	—	$325,125

Craig H. Muhlhauser	$493,411	$4,015,978	$912,500

Darren G. Myers	$172,707	$1,032,000	$419,750

Michael P. McCaughey	$188,615	$1,132,666	$319,010

Glen D. McIntosh	$167,513	$871,473	$273,800

Elizabeth L. DelBianco	$264,916	$1,201,580	$268,640

(1)
Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2015 and were in-the-money on the vesting date.

Stock options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

January 28, 2015	$8.24	$10.85

January 31, 2015	$8.21	$11.17

February 1, 2015	$9.87	$11.17

  Stock options for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of SVS on Vesting Date

January 28, 2015	C$	8.29	C$	13.59

January 31, 2015	C$	8.26	C$	14.04

February 1, 2015	C$	9.87	C$	14.04

(2)
Amounts in this column reflect share-based awards that were released in 2015. Share-based awards were released for Mr. Muhlhauser based on the price of the SVS on the NYSE as follows:

Type of Award	Date	Price

RSU	January 28, 2015	$10.85

PSU	January 31, 2015	$11.17

RSU	February 4, 2015	$11.20

RSU	December 1, 2015	$11.37

  Share-based awards were released for Mr. McCaughey based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2015	C$	13.59

PSU	January 31, 2015	C$	14.04

RSU	February 4, 2015	C$	14.07

RSU	February 5, 2015	C$	14.45

RSU	December 1, 2015	C$	15.17

  Share-based awards were released for Messrs. Myers and McIntosh and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2015	C$13.59

PSU	January 31, 2015	C$14.04

RSU	February 4, 2015	C$14.07

RSU	December 1, 2015	C$15.17

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791. PSUs based on the Corporation's comparative TSR ranking vested in 2015 at 60% of the target number granted because the Corporation's TSR (the sole performance vesting criterion for such PSUs) ranked 4th and was within 5 percentage points of the TSR performance of the 5th ranked member of a pre-defined EMS competitor group then in effect resulting in an average of the vesting levels, i.e., (40% + 80%)/2.

(3)
Consists of payments under the CTI made on February 12, 2016 in respect of 2015 performance. See Compensation Discussion and Analysis — 2015 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 12 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

        The following table sets out the gains realized by NEOs from exercising stock options in 2015.

Table 15: Gains Realized by NEOs from Exercising Options

Name	Amount

Robert A. Mionis	—

Craig H. Muhlhauser	—

Darren G. Myers	—

Michael P. McCaughey	$197,873

Glen D. McIntosh	$220,087

Elizabeth L. DelBianco	$304,665

Securities Authorized for Issuance Under Equity Compensation Plans

Table 16: Equity Compensation Plans as at December 31, 2015(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)

Equity Compensation	LTIP (Options)	2,934,460	$7.93/C$11.47	N/A(3)

Plans Approved by	LTIP (RSUs)	890	N/A	N/A(3)

Securityholders	LTIP (PSUs)(4)	3,654,792	N/A	N/A(3)

	Total(5)	6,590,142	$7.93/C$11.47	9,203,248

(1)
This table sets forth information, as of December 31, 2015, with respect to subordinate voting shares of the Corporation authorized for issuance under the LTIP, and does not include subordinate voting shares of the Corporation purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation's other equity compensation plans. The LTIP, which was approved by the Corporation's shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new subordinate voting shares to settle equity awards.

(2)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(3)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(4)
Assumes the maximum payout for all outstanding PSUs (200% of target).

(5)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 4.593% of the total number of outstanding shares at December 31, 2015 (LTIP (Options) — 2.045%; LTIP (RSUs) — 0.001%; and LTIP (PSUs) — 2.547%).

Equity Compensation Plans

  Long-Term Incentive Plan

        The LTIP (which was approved by the Corporation's shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

        Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 10, 2016, 13,208,886 SVS have been issued from treasury, 2,930,668 SVS are issuable under outstanding stock options, 762,901 SVS are issuable under outstanding RSUs, and up to 3,639,348 SVS are issuable under outstanding PSUs (assuming vesting at 200% of target). Accordingly, as of February 10, 2016, 15,791,114 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.

        As of February 10, 2016, the Corporation had a "gross overhang" of 9.9%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options, RSUs and PSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 5.1%.

        The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS. The aggregate number of options, rights and share units that may be granted under the LTIP in any given year is limited such that the aggregate of the SVS issuable upon option exercise, the number of rights granted and the number of share units (in the case of PSUs, at the target level of vesting) cannot exceed 1.2% of the average aggregate number of SVS and MVS outstanding during that period.

        Vested stock options issued under the LTIP may be exercised during a period determined as provided in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities, including in connection with a change of control. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

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

        Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs (restricted share units), which have time-based vesting conditions or PSUs (performance share units), which have performance-based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.

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

        On July 22, 2015, the Compensation Committee approved an amended and restated LTIP, which amended the LTIP to reflect that change of control treatment for outstanding equity will be based on a "double trigger" requirement for future grants. The "double trigger" requirement provides that vesting of future grants will only occur if there's both a change of control event and the participant is terminated six months prior to, or one year following, such change of control event. Options, RSUs and PSUs (at target level performance) will vest on the later of the date of the change of control and the date of termination of the LTIP participant's employment. On October 19, 2015, the Compensation Committee approved an amendment to the definition of "retirement" under the LTIP to permit employees with 30 years of service who are less than 55 years of age to be eligible for the retirement treatment for any outstanding equity upon separation of service. Shareholder approval of such amendments was not required pursuant to the terms of the LTIP.

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

        On July 22, 2015, the Compensation Committee approved an amended and restated CSUP, which amended the CSUP to reflect that change of control treatment for outstanding RSUs and PSUs will be based on a "double trigger" requirement for future grants. The "double trigger" requirement provides that vesting of future grants will only occur if there's both a change of control event and the participant is terminated six months prior to, or one year following, such change of control event. RSUs and PSUs (at target level performance) will vest on the later of the date of the change of control and the date of termination of the CSUP participant's employment. On

October 19, 2015, the Compensation Committee approved an amendment to the definition of "retirement" under the CSUP to permit employees with 30 years of service who are less than 55 years of age to be eligible for the retirement treatment for any outstanding RSUs and PSUs upon separation of service.

Pension Plans

        The following table provides details of the amount of Celestica's contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2015 for each NEO.

Table 17: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Robert A. Mionis	—	$28,413	$29,298

Craig H. Muhlhauser(2)	$1,042,490	$166,777	$1,205,708

Darren G. Myers(3)	$324,911	$75,307	$427,915

Michael P. McCaughey(3)	$305,290	$64,711	$372,254

Glen D. McIntosh(3)	$429,807	$70,113	$498,943

Elizabeth L. DelBianco(3)	$679,806	$65,509	$733,331

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2015.

(2)
Amounts for Mr. Muhlhauser include amounts in his supplementary retirement plan, but do not include amounts in his 401(k) plan (each described below). Refer to Table 12 for the Corporation's contribution to Mr. Muhlhauser's 401(k) plan for 2015.

(3)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2014 Form 20-F for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco is attributable to different exchange rates used in the 2014 Form 20-F and 2015 Form 20-F. The exchange rate used in the 2014 Form 20-F was $1.00 = C$1.1043.

        Until his retirement from the Corporation on December 31, 2015, Mr. Muhlhauser was a participant in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend on the performance of the investment options chosen. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2015, was $15,900. Mr. Muhlhauser was also a participant in an unqualified supplementary retirement plan that is also a defined contribution plan. It is designed to provide an annual contribution equal to the difference between (i) 8% of the participant's base salary and paid annual incentives and (ii) the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account was maintained for Mr. Muhlhauser and, pursuant to the plan, he was entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on his notional account.

        Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco participate in the defined contribution portion of the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan"). The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen.

Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.

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

Mr. Mionis

        The CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a "double trigger" provision) where good reason includes, without limitation, a material adverse change in position or duties, a specified reduction(s) in total compensation (including base salary, equity and CTI award), or a required relocation from Toronto at the time of a change of control. A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.

        The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the Business Results Factor of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (ii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (iii) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (iv) vacation pay earned but unpaid up to and including the date of termination; (v) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period. In addition, (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of

(i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

        The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

        The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2015, or if his employment had been terminated on December 31, 2015 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 18: Mr. Mionis' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,675,376	—	$434,923	$3,110,299

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$2,675,376	—	$434,923	$3,110,299

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits consist of group health benefits and pension plan contribution.

Ms. DelBianco

        The employment agreement of Ms. DelBianco provides that she is entitled to certain severance benefits if, during a change in control period at the Corporation, she is terminated without cause or resigns for good reason as defined in her agreement (a "double trigger" provision), where good reason includes, without limitation, a material adverse change in position or duties or a required relocation from Toronto at the time of a change in control. A change in control period is defined in her agreement as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year, prorated to the date of termination. The agreement provides for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to her pension and retirement plans until the third anniversary following her termination. In addition, upon a change of control (a) the stock options granted to her vest immediately, (b) the unvested PSUs granted to her vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to her shall vest immediately.

        Outside a change in control period, upon termination without cause or resignation for good reason as defined in her agreement, the amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. The Corporation's obligations provide for a cash settlement to cover benefits for a two year period following termination. In addition, the Corporation also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for a two year period.

        Ms. DelBianco is eligible for retirement treatment under the LTIP or CSUP. In the event of her voluntary termination, or a termination without cause she will be considered to have retired under the LTIP and CSUP. In the event of such deemed retirement, (a) stock options continue to vest and vested options are exercisable until the earlier of three years following retirement or termination and the original expiry date, except that in the event of death within the first two years following retirement, vesting of options will cease one year after death, or on the original expiry date if earlier; (b) RSUs will continue to vest on their scheduled vesting date; and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs.

        The foregoing entitlements are conferred on Ms. DelBianco in part upon her fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

        The following table summarizes the incremental payments and benefits to which Ms. DelBianco would have been entitled upon a change in control occurring on December 31, 2015, or if her employment had been terminated on December 31, 2015 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 19: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,852,000	—	$244,696	$3,096,696

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$2,024,000	—	$162,855	$2,186,855

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits consist of group health benefits and pension plan contribution.

Messrs. Myers, McCaughey and McIntosh

        Messrs. Myers, McCaughey and McIntosh are subject to the Executive Guidelines. Upon termination without cause within two years following a change in control of the Corporation (a "double trigger" provision), Messrs. Myers, McCaughey and McIntosh are eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Myers, McCaughey and McIntosh vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide.

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

        In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs.

        The foregoing entitlements are conferred on Messrs. Myers, McCaughey and McIntosh in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

        The following tables summarize the incremental payments to which Messrs. Myers, McCaughey and McIntosh would have been entitled upon a change in control occurring on December 31, 2015, or if their employment had been terminated on December 31, 2015 as a result of a change in control, retirement or termination without cause.

Table 20: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,259,250	—	—	$2,259,250

Retirement	—	—	—	—

Termination without Cause	$2,259,250	—	—	$2,259,250

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 21: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,907,030	—	—	$1,907,030

Retirement	—	—	—	—

Termination without Cause	$1,907,030	—	—	$1,907,030

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. McIntosh's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,771,400	—	—	$1,771,400

Retirement	—	—	—	—

Termination without Cause	$1,771,400	—	—	$1,771,400

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Arrangements Regarding Retirement of Former Chief Executive Officer

        Effective August 1, 2015, Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and was succeeded by Mr. Mionis. Mr. Muhlhauser remained with the Corporation as a special advisor to the Board, until December 31, 2015, in order to ensure an orderly transition process. In connection with Mr. Muhlhauser's retirement, the Corporation and Mr. Muhlhauser executed an agreement which provides for the following:

  •
  continuation of his compensation arrangements for the duration of 2015, including the continuation of his base salary and benefits coverage;

  •
  Mr. Muhlhauser was not eligible for equity award grants under the LTIP or CSUP for 2015 or thereafter;

  •
  eligibility for an annual incentive payment for 2015 under the CTI (described below);

  •
  continuation of the payment of Mr. Muhlhauser's housing expenses until December 31, 2015; and

  •
  tax services for 2015 through 2018 in the amount of approximately $2,500 per year.

        Mr. Muhlhauser's unvested equity based awards are eligible for retirement treatment under the LTIP and CSUP as follows: unvested stock options continue to vest and, to the extent vested, are exercisable until the earlier of three years following retirement and the original expiry date; unvested RSUs will continue to vest on their regular scheduled vesting date; and unvested PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement.

        As of December 31, 2015, Mr. Muhlhauser no longer participates in the Corporation's pension plans. On February 12, 2016, Mr. Muhlhauser received a payment of $912,500 under the 2015 CTI which was calculated in accordance with the formula described above under Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan. The Business Results Factor used for the calculation was 73% as described above under Compensation Discussion and Analysis — 2015 Compensation Decisions — Annual Incentive Award — 2015 Business Results Factor. In determining the CTI award for Mr. Muhlhauser, the Compensation Committee recognized that he was responsible for the overall leadership and management of the Corporation until his retirement on August 1, 2015, and continued his contributions to the Corporation from August 1 to December 31, 2015 as a special advisor to the Board, providing support to ensure a smooth CEO transition process.

Performance Graph

        The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2010 to December 31, 2015.

        As can be seen from the performance graph above, an investment in the Corporation on January 1, 2011 would have resulted in a 58.5% increase in value over the five-year period ended December 31, 2015 compared with a 12.1% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

        Over the same period, total NEO Compensation (as defined below) decreased by 42.3%, which is due, in part, to the fact that RSUs and PSUs granted on February 1, 2016 that would previously have been reported as 2015 compensation for the NEOs and included herein will instead be reflected as part of 2016 compensation (the year of grant) in next year's Form 20-F (see Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives — Annual Equity Grant Reporting). In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market price performance of the SVS.

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

EXECUTIVE SHARE OWNERSHIP

        The Corporation has share ownership guidelines for the CEO, Executive Vice Presidents and Senior Vice Presidents (the "Executive Share Ownership Guidelines"). The Executive Share Ownership Guidelines provide that these individuals are to hold a multiple of their base salary in securities of the Corporation as shown in Table 23. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The Compensation Committee reviewed the Executive Share Ownership Guidelines in October 2015 and, in order to further align the interests of our executives with our shareholders, the Compensation Committee approved an increase for Executive Vice Presidents from two times salary to three times salary. Executive Vice Presidents will have five years from the approval of this change to achieve the guideline. The table below sets forth the compliance status of the applicable NEOs with the amended Executive Share Ownership Guidelines as of December 31, 2015:

Table 23: Share Ownership Guidelines

Name	Ownership Guidelines(1)	Share and Share Unit Ownership (Value)(2)	Share and Share Unit Ownership (Multiple of Salary)

Robert A. Mionis(3)	$4,250,000 (5 × salary)	—	—

Darren G. Myers	$1,500,000 (3 × salary)	$3,966,940	7.9x

Michael P. McCaughey	$1,425,000 (3 × salary)	$3,537,387	7.4x

Glen D. McIntosh	$1,425,000 (3 × salary)	$3,672,692	7.7x

Elizabeth L. DelBianco	$1,380,000 (3 × salary)	$3,864,846	8.4x

(1)
In October 2015, the Executive Share Ownership Guidelines were increased for Executive Vice Presidents from two times salary to three times salary. Executive Vice Presidents will have five years from the approval of this change to achieve the guideline.

(2)
Includes the following, as of December 31, 2015: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on January 28, 2016 at 128% of target, which, on December 31, 2015, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $11.03, the closing price of SVS on the NYSE on December 31, 2015.

(3)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and had not accumulated any shareholdings as of December 31, 2015.

        The CEO Employment Agreement also provides that in the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date.

C.    Board Practices

        Members of the Board are elected until the next annual meeting or until their successors are elected or appointed. Each member of our senior management is appointed to serve at the discretion of our Board (subject to the terms and conditions of their respective employment agreements). See Item 6(A), "Directors and Senior Management" for details for the period during which each director has served in his/her office. Our non-management directors meet in camera (i.e., without our chief executive officer, chief financial officer or other members of management present) from time to time to consider such matters as they deem appropriate. In accordance with NYSE listing standards, "non-management" directors are all those who are not executive officers of the Corporation. We have designated the Chair of the Board as the presiding non-management director at all in camera sessions. The non-management directors can set their own agenda, maintain minutes and report back to the Board as a whole. Among the items that the non-management directors meet privately in camera to review is the performance of the Corporation's executive officers. Our Audit Committee, which consists solely of independent, non-management directors, met in camera immediately following each Audit Committee meeting in 2015.

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
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
Attention: Board of Directors

        If the letter is from a shareholder, the letter should state that the sender is a shareholder. Under a process approved by the Board, depending on the subject matter, management will:

  •
  forward the letter to the director or directors to whom it is addressed; or

  •
  attempt to handle the matter directly (where information about the Corporation or its stock is requested); or

  •
  not forward the letter if it is primarily commercial in nature or relates to an improper or irrelevant topic.

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

Board Committees

        The Board has three standing committees, each with a specific mandate (charter): the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. All of these committees are composed solely of independent directors (as that term is defined by the SEC and in the NYSE listing standards, as applicable).

  Audit Committee

        The Audit Committee consists of Ms. Koellner (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom the Board has determined are independent directors (as that term is defined by the SEC and in the NYSE listing standards) and are financially literate. All of the committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the determination of the independence of the external auditors and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. In addition to fulfilling the responsibilities as set forth in its mandate, in 2014, the Audit Committee established procedures for a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the adequacy of Celestica's internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

        The Audit Committee has established procedures for: (i) receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and (ii) confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A copy of the Audit Committee Mandate is available on our website at www.celestica.com.

        Members of the Audit Committee do not serve on more than three audit committees of public companies, including that of Celestica.

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

        The Audit Committee has received the written disclosures and the letter from the independent auditor as required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and

        Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in this Annual Report for the year ended December 31, 2015 for filing with the SEC.

        The Audit Committee:

                Mr. DiMaggio
                Mr. Etherington
                Ms. Koellner
                Mr. Natale
                Ms. Perry
                Mr. Ryan
                Mr. Wilson

  Compensation Committee

        The Compensation Committee consists of Mr. Ryan (Chair), Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Mr. Natale, Ms. Perry and Mr. Wilson, all of whom the Board has determined are independent directors pursuant to the rules of the SEC and NYSE listing standards. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee: reviews and approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews, modifies, as appropriate, and approves the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; reviews the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluates the CEO's performance in light of these goals and objectives, and sets the compensation of the CEO based on this evaluation; approves the compensation of our most senior executives; maintains and reviews our succession plans for key executive positions; reviews material changes to our organizational structure and human resource policies; and regularly reviews the risks associated with our executive compensation policies and practices. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our compensation consultant in making recommendations to the Compensation Committee regarding executive officer and director compensation.

        A copy of the Compensation Committee Mandate is available on our website at www.celestica.com.

  Compensation Committee Report:

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2015.

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

D.    Employees

        As of December 31, 2015, we employed approximately 26,700 permanent and temporary (contract) employees worldwide (December 31, 2014 — 25,000; December 31, 2013 — 27,000). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.

        The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2013	5,000	2,000	20,000
December 31, 2014	4,000	2,000	19,000
December 31, 2015	4,700	2,000	20,000

        Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2015, approximately 3,700 temporary (contract) employees (December 31, 2014 — 4,000; December 31, 2013 — 4,400) were engaged by us worldwide. We used, on average for the year, approximately 3,900 temporary (contract) employees in 2015.

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 10, 2016 by each director, each NEO, each non-NEO executive officer, and all directors and executive officers of Celestica as a group as of such date. Unless otherwise noted, the address of each shareholder named below is Celestica's principal executive office. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS.

Name of Beneficial Owner(1)(2)	Voting Shares(3)	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
William A. Etherington	10,000 SVS	*	*	*
Daniel P. DiMaggio	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Joseph M. Natale	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Gerald W. Schwartz(4)(5)	18,946,368 MVS	100.0%	13.2%	79.2%
	546,829 SVS	*	*	*
Michael M. Wilson	0 SVS	—	—	—
Craig H. Muhlhauser(6)	2,263,917 SVS	1.8%	1.6%	*
Robert A. Mionis	0 SVS	—	—	—
Darren G. Myers	276,803 SVS	*	*	*
Elizabeth L. DelBianco	262,675 SVS	*	*	*
Glen D. McIntosh	183,988 SVS	*	*	*
John ("Jack") J. Lawless	0 SVS	—	—	—
Michael P. McCaughey	108,972 SVS	*	*	*
Arpad Hevizi	0 SVS	—	—	—
All directors and executive officers as a group (15 persons)(7)	18,946,368 MVS	100.0%	13.2%	79.2%
	1,389,267 SVS	1.1%	*	*
Total percentage of all equity shares and total percentage of voting power(7)			14.2%	79.4%

*
Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. In addition, certain SVS subject to stock options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, even though the exercise of these stock options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities. Information with respect to stock options held by each NEO, including exercise price and expiration date, is included in Table 13.

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge. Except as otherwise disclosed, such information has been provided by each director and officer.

(3)
Includes SVS subject to a total of 2,011,390 exercisable stock options as follows: Mr. Muhlhauser — 1,709,159; Mr. Myers — 126,586; Ms. DelBianco — 108,134; Mr. McIntosh — 31,282; and Mr. McCaughey — 36,229. Information with respect to such stock options, including exercise price and expiration date, is included in Table 13.

(4)
The address of this shareholder is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(5)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz, and all of the 18,946,368 MVS and 426,172 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex. Of the MVS owned beneficially by Onex, 1,170,208 MVS are subject to options granted to certain officers of Onex pursuant to certain management investment plans of Onex, which may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS), and 945,010 MVS are held by a wholly-owned subsidiary of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims beneficial ownership of the shares held by Onex.

(6)
Information as to shares beneficially owned or shares over which control or direction is exercised by Mr. Muhlhauser is provided based on public filings as of August 1, 2015, the date of his retirement as President and CEO of the Corporation.

(7)
Does not include SVS held by, or subject to exercisable stock options of, Mr. Muhlhauser, who was not an executive officer on February 10, 2016.

        Multiple voting shares and subordinate voting shares have different voting rights. Multiple voting shares entitle the holder to 25 votes per share and subordinate voting shares entitle the holder to one vote per share. Subordinate voting shares represent approximately 21% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation".

        At February 10, 2016, approximately 70 persons (including 5 of our 7 executive officers) held stock options to acquire an aggregate of 2.9 million subordinate voting shares. These stock options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation" and note 12(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issuable to our employees. The following table sets forth information with respect to stock options outstanding as at February 10, 2016.

 Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Date/Year of Issuance	Date of Expiry
Executive Officers	26,144	C$10.77	February 2, 2010	February 2, 2020
	69,784	C$9.87	February 1, 2011	February 1, 2021
	88,574	C$8.26	January 31, 2012	January 31, 2022
	210,320	C$8.29	January 28, 2013	January 28, 2023
	298,954	C17.52	August 1, 2015	August 1, 2025
All other Celestica Employees*	171,804	$10.00/C$11.43	January 31, 2006	February 12, 2016**
	11,825	$9.35-$11.52	During 2006	March 6, 2016-December 5, 2016
	183,919	$6.05/C$7.10	February 2, 2007	February 2, 2017
	43,900	$5.77-$6.99	During 2007	February 26 2017-December 7, 2017
	266,500	$6.51/C$6.51	February 5, 2008	February 5, 2018
	13,000	C$6.21-C$6.66	During 2008	March 5, 2018-December 5, 2018
	220,833	$4.13	February 3, 2009	February 3, 2019
	217,865	$10.20	February 2, 2010	February 2, 2020
	291,545	$9.87/C$9.87	February 1, 2011	February 1, 2021
	7,435	C$10.69	March 11, 2011	March 11, 2021
	339,025	$8.21/C$8.26	January 31, 2012	January 31, 2022
	469,241	$8.24/C$8.29	January 28, 2013	January 28, 2023

*
Includes options currently held by Mr. Muhlhauser (who retired as President and CEO effective August 1, 2015, and remained a special advisor to the Board until December 31, 2015).

**
The expiration date of these options was extended in accordance with the provisions of the governing plan to avoid expiration during a blackout period

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 10, 2016 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights (see Item 6(E) above). Subordinate voting shares represent approximately 21% of the aggregate voting rights attached to Celestica's shares. See Item 10, "Additional Information — Memorandum and Articles of Incorporation" and Item 4(B) "Information on the Company — Business Overview — Controlling Shareholder Interest" above.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,946,368 MVS	100.0%	13.2%	79.2%
	426,172 SVS	*	*	*
Gerald W. Schwartz(3)	18,946,368 MVS	100.0%	13.2%	79.2%
	546,829 SVS	*	*	*
Letko, Brosseau & Associates Inc.(4)	18,332,736 SVS	14.7%	12.8%	3.1%
Mackenzie Financial Corporation(5)	11,096,556 SVS	8.9%	7.7%	1.9%
Connor, Clark & Lunn Investment Management Ltd.(6)	7,217,164 SVS	5.8%	5.0%	1.2%
Total percentage of all equity shares and total percentage of voting power			39.1%	85.4%

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

(2)
Includes 945,010 MVS held by a wholly-owned subsidiary of Onex, and 1,170,208 MVS subject to MIP Options (including 688,807 MIP Options granted to Mr. Schwartz), each of which MVS will, upon exercise of such MIP Options, be automatically converted into an SVS. The percentage ownership of SVS beneficially owned by Onex (assuming conversion of all MVS) was 10.5% as of February 14, 2014, 11.1% as of February 11, 2015, and 13.2% as of February 10, 2016.

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

The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz, and all of the 18,946,368 MVS and 426,172 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex. Of Celestica's MVS beneficially owned by Onex, 1,170,208 MVS are subject to MIP Options, including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS), and 945,010 MVS are held by a wholly-owned subsidiary of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims beneficial ownership of the shares held by Onex. The percentage ownership of SVS beneficially owned by Mr. Schwartz (assuming conversion of all MVS) was 10.5% as of February 14, 2014, 11.1% as of February 11, 2015, and 13.2% as of February 10, 2016.

The address of Mr. Schwartz is: 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
Letko, Brosseau & Associates Inc. ("Letko") is the beneficial owner of 18,332,736 SVS and has sole voting power and sole dispositive power over these shares. Clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the SVS reported as beneficially owned by Letko. No clients of Letko beneficially own more than five percent of the SVS. The address of Letko is: 1800 McGill College Av., Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Letko with the SEC on January 8, 2016, reporting beneficial ownership as of December 31, 2015. The percentage ownership of SVS beneficially owned by Letko was 11.4% as of February 14, 2014, 12.3% as of February 11, 2015, and 14.7% as of February 10, 2016.

(5)
Mackenzie Financial Corporation ("Mackenzie") is the beneficial owner of 11,096,556 SVS and has sole voting power and sole dispositive power over these shares. The address of Mackenzie is: 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1, and the number of shares reported as owned by it in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by it with the SEC on February 11, 2016, reporting beneficial ownership as of December 31, 2015. The percentage ownership of SVS beneficially owned by Mackenzie was 14.5% as of February 14, 2014, 12.4% as of February 12, 2015, and 8.9% as of February 10, 2016.

(6)
Connor, Clark & Lunn Investment Management Ltd. ("Connor") is the beneficial owner of 7,217,164 SVS, having sole voting power over 5,903,488 of such shares, and sole dispositive power over all such shares. The address of Connor is: 2200-1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3. The number of shares reported as owned by Connor in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Connor with the SEC on February 12, 2016, reporting beneficial ownership as of December 31, 2015. This is the only year in the past three years that Connor has been listed in this Major Shareholders Table.

        There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change of control of the Corporation.

  Holders

        As of February 10, 2016, there were approximately 1,680 holders of record of subordinate voting shares, of which 390 holders, holding approximately 73% of the outstanding subordinate voting shares, were resident in the United States and 370 holders, holding approximately 27% of the outstanding subordinate voting shares, were resident in Canada. No multiple voting shares are held in the United States.

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

        We had manufacturing and services agreements with two companies related to or under the control of Onex during 2013 (and no such agreements during 2014 or 2015). During 2013, we recorded aggregate revenue of $10.8 million from these two companies. At December 31, 2013, we had no amounts due from either of these two companies. These contracts each terminated in 2013. All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

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

        See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions" above for a description of the Property Sale Agreement (and expected lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations), for a purchase price of approximately $137.0 million Canadian dollars

(approximately $98.5 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments, and related lease arrangements. Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

        Our related party transactions are also disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions" and note 17 to the Consolidated Financial Statements included in Item 18.

Indebtedness of Related Parties

        As at February 10, 2016, other than inter-company loans among Celestica and its wholly-owned subsidiaries, no related parties (as defined in Form 20-F), were indebted to Onex, Celestica or its subsidiaries.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements".

Export Sales

        For the year ended December 31, 2015, we had approximately $5.4 billion of export sales (i.e., sales to customers located outside of Canada), constituting approximately 95% of our $5.6 billion in total sales for the year. For further information regarding the allocation of our revenues by geographic region over the last three years see Item 4, "Information on the Company — Business Overview — Geographies".

Litigation

        We are party to litigation from time-to-time. We are not currently (nor in the recent past have been) party to any legal or arbitration proceedings which management expects may have significant effects on the results of operations, business, or financial condition of Celestica. There are no material proceedings in which any of our affiliates, directors, or members of senior management is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

        We were (until July 2015) party to securities class action lawsuits commenced in 2007 against us and our former Chief Executive and Chief Financial Officers in the United States District Court for the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our subordinate voting shares. On July 28, 2015, the District Court held a settlement approval hearing at which it granted final approval to a settlement of the U.S. case. The time for any person to appeal the District Court's order approving the settlement has expired without any such appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 23 to the Consolidated Financial Statements under the caption "Litigation" in Item 18 for a detailed description of the history of such lawsuits.

        Parallel class proceedings were initiated in October 2011 against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants' appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs' common law claims. No party appealed that decision. We will be seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff has initiated a second motion to certify its common law claims, even though those claims were denied certification in February 2014. We believe that the February 2014 decision is final and binding and that any attempt to re-open certification of the common law claims is without merit. There can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

        Information concerning other litigation (including with respect to certain tax matters) is disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 23 to the Consolidated Financial Statements in Item 18.

Dividend Policy

        We have not declared or paid any dividends to our shareholders. We intend to retain earnings for general corporate purposes to promote future growth; as such, our Board does not anticipate paying any dividends for the foreseeable future. Our Board will review this policy from time-to-time, having regard to our financial condition, financing requirements and other relevant factors.

B.    Significant Changes

        On February 22, 2016, the TSX accepted the Corporation's previously announced notice to launch an NCIB. Under the new NCIB, the Corporation may repurchase on the open market (or as otherwise permitted), at its discretion during the period commencing on February 24, 2016 and ending on the earlier of February 23, 2017 and the completion of purchases under the NCIB, up to approximately 10.5 million subordinate voting shares, representing approximately 8.4% of the Corporation's outstanding subordinate voting shares (7.3% of the subordinate voting shares and multiple voting shares) and approximately 10% of the "public float" of the subordinate voting shares (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids.

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

        The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2011	$11.98	$6.94	194,790,000
Year ended December 31, 2012	10.22	6.75	122,930,000
Year ended December 31, 2013	11.31	7.65	69,130,000
Year ended December 31, 2014	12.93	9.12	63,390,000
Year ended December 31, 2015	13.45	10.60	89,170,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2011	C$	11.75	C$	7.15	295,270,000
Year ended December 31, 2012		10.14		6.63	319,390,000
Year ended December 31, 2013		11.78		7.79	214,460,000
Year ended December 31, 2014		13.77		10.11	188,820,000
Year ended December 31, 2015		17.52		13.53	145,000,000

        The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2014
First quarter	$10.95	$9.12	16,210,000
Second quarter	12.79	10.51	17,500,000
Third quarter	12.93	10.09	15,320,000
Fourth quarter	11.83	9.38	14,360,000
Year ended December 31, 2015
First quarter	$12.07	$10.85	19,490,000
Second quarter	12.81	11.02	27,920,000
Third quarter	13.45	11.26	22,410,000
Fourth quarter	13.30	10.60	19,350,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2014
First quarter	C$	12.10	C$	10.11	41,950,000
Second quarter		13.72		11.51	43,600,000
Third quarter		13.59		11.12	42,800,000
Fourth quarter		13.77		10.56	60,470,000
Year ended December 31, 2015
First quarter	C$	15.08	C$	13.53	37,400,000
Second quarter		16.06		13.89	39,990,000
Third quarter		17.52		14.27	36,520,000
Fourth quarter		17.23		14.38	31,090,000

        The high and low market prices for each month for the most recent six months based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
September 2015	$12.93	$12.00	5,290,000
October 2015	13.30	10.85	11,650,000
November 2015	11.49	10.83	4,170,000
December 2015	11.37	10.60	3,530,000
January 2016	10.93	8.29	5,090,000
February 2016	10.27	8.96	2,980,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
September 2015	C$	17.18	C$	15.90	9,750,000
October 2015		17.23		14.38	15,310,000
November 2015		15.40		14.40	7,780,000
December 2015		15.64		14.48	8,000,000
January 2016		15.40		11.68	14,530,000
February 2016		13.93		12.58	8,970,000

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

B.    Memorandum and Articles of Incorporation

        Information regarding Celestica's memorandum and articles of incorporation is incorporated herein by reference to Item 10B of the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the SEC on March 21, 2006.

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

C.    Material Contracts

        Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, entered into during the two years immediately preceding the publication of this Annual Report, is included in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources" and Item 6(B), "Compensation". These contracts include equity compensation plans and agreements related to our credit facilities and A/R sales program, each of which is included as an exhibit to this Annual Report. See Item 19, "Exhibits".

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

        This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 10, 2016, and the current published administrative practices of the Canada Revenue Agency.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of February 10, 2016, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities", taxpayers who hold subordinate voting shares as part of a "straddle", "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2015 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2016 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.

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

        You may also read and copy reports, statements or other information that we file with or furnish to the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access the documents we file with or furnish to the SEC at that website (for submissions commencing November 2000, the date we began to file electronically with the SEC). These SEC filings are also available to the public from commercial document retrieval services.

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

        We do not hold financial instruments for speculative trading purposes.

Exchange Rate Risk

        Conducting business in currencies other than the U.S. dollar subjects us to translation and transaction risks associated with fluctuations in currency exchange rates. Although we conduct the majority of our business in U.S. dollars (our functional currency), our global operations subject us to foreign currency volatility. Our significant non-U.S. currency exposures include the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, British pound sterling, Chinese renminbi, Euro, Romanian leu and Singapore dollar. As part of our risk management program, we enter into forward exchange contracts, generally for periods of up to 15 months, intended to hedge foreign currency transaction risk. These contracts include, to varying degrees, elements of market risk. We enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

        Currency risk on our income tax expense arises because we are generally required to file our tax returns in the local currency for each particular country in which we have operations. Exchange rate volatility between the relevant local currency and the U.S. dollar will affect the recorded amounts of our foreign assets, liabilities, revenues and expenses in local currency for statutory financial statement purposes. In addition, we earn revenues and incur expenses in foreign currencies as part of our global operations. As a result, we are also exposed to foreign currency exchange transaction risk, such that fluctuations in currency exchange rates may significantly impact the amount of translated U.S. dollars required for expenses incurred in other currencies or received from non-U.S. dollar revenues. While our hedging programs are designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

        The table below presents the notional amounts (the U.S. dollar equivalent amounts of the foreign currency buy/sell contracts at hedge rates), weighted average exchange rates by expected (contractual) maturity dates, and the fair values of our outstanding forward exchange contracts at December 31, 2015. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2015, we had foreign currency contracts covering various currencies in an aggregate notional amount of $776.7 million (December 31, 2014 — $818.6 million). These contracts had a fair value net unrealized loss of $24.0 million at December 31, 2015 (December 31, 2014 — $15.0 million net unrealized loss).

        At December 31, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2016	2017	2018 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Forward Exchange Agreements
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$273.9	$5.7	$—	$279.6	$(13.7)
Average exchange rate	0.76	0.75
Receive Thai Baht/Pay U.S.$
Contract amount	$98.4	—	—	$98.4	$(4.4)
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$73.7	—	—	$73.7	$(4.1)
Average exchange rate	0.25
Receive Mexican Peso/Pay U.S.$
Contract amount	$26.5	$1.1	—	$27.6	$(1.4)
Average exchange rate	0.06	0.06
Pay British Pound Sterling/Receive U.S.$
Contract amount	$129.0	—	—	$129.0	$1.3
Average exchange rate	1.50
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$74.6	—	—	$74.6	$(1.0)
Average exchange rate	0.15
Pay Euro/Receive U.S.$
Contract amount	$52.9	—	—	$52.9	$0.3
Average exchange rate	1.11
Receive Romanian Leu/Pay U.S.$
Contract amount	$14.7	—	—	$14.7	$(0.5)
Average exchange rate	0.25
Receive Singapore Dollar/Pay U.S.$
Contract amount	$21.2	—	—	$21.2	$(0.5)
Average exchange rate	0.72
Pay Other/Receive U.S.$
Contract amount	$5.0	—	—	$5.0	$—
Average exchange rate	—

Total	$769.9	$6.8	$—	$776.7	$(24.0)

Interest Rate Risk and Credit Risk

        Borrowings under the Revolving Facility bear interest at LIBOR, Prime, Base Rate Canada, or Base Rate (each as defined in the credit agreement) plus a margin, and our Term Loan bears interest at LIBOR plus a margin. Borrowings under our credit facility expose us to interest rate risks due to fluctuations in these rates and margins. A one-percentage point increase in these rates would increase interest expense by $5.5 million annually, assuming borrowings of $250.0 million under the Term Loan and $300.0 million under the Revolving Facility (the credit limit thereunder without the $150.0 million accordion feature). As of December 31, 2015, $237.5 million was drawn under the Term Loan and $25.0 million was outstanding under the Revolving Facility. See note 11 to the Consolidated Financial Statements in Item 18.

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

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2015 a Standard and Poor's rating of A-2 or above. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

Item 12.    Description of Securities Other than Equity Securities

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares

        None.

 Part II.

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

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

        The Board has considered the extensive financial experience of Mr. Etherington, Ms. Koellner, and Ms. Perry, and has determined that each of them is an audit committee financial expert within the meaning of Item 16A(b) of Form 20-F, and each are independent directors, as that term is defined by the SEC and in the NYSE listing standards.

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

        Our auditors are KPMG LLP ("KPMG"). KPMG did not provide any financial information systems design or implementation services to us during 2014 or 2015. The Audit Committee has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

Audit Fees

        KPMG billed $2.9 million in 2015 (2014 — $3.1 million) for audit services.

Audit-Related Fees

        KPMG billed $0.0 million in 2015 (2014 — $0.2 million) for audit-related services, including pension audits and due diligence related to acquisitions.

Tax Fees

        KPMG billed $0.1 million in 2015 (2014 — $0.1 million) for tax compliance and tax advisory services.

All Other Fees

        KPMG billed $0.2 million in 2015 (no amounts in 2014) for IT advisory services.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of subordinate voting shares purchased (in millions)	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number of subordinate voting shares that may yet be purchased under the plans or programs (in millions)

January 1 — 31, 2015(1)	4.4	$11.38	4.4	2.9

February 1 — 28, 2015(1)	1.2	$11.65	1.2	1.7

March 1 — 31, 2015(1)	0.5	$11.71	0.5	1.2

April 1 — 30, 2015	—	—	—	1.2

May 1 — 31, 2015	—	—	—	1.2

June 1 — 30, 2015(2)	26.3	$13.30	26.3	1.2

July 1 — 31, 2015	—	—	—	1.2

August 1 — 31, 2015(1)(3)	0.3	$12.53	—	0.9

September 1 — 30, 2015(1)(3)	0.4	$12.31	—	—

October 1 — 31, 2015(3)	0.1	$11.16	—	—

November 1 — 30, 2015(3)	1.1	$11.19	—	—

December 1 — 31, 2015(3)	0.6	$10.97	—	—

Total	34.9	$12.85	32.4	—

(1)
On September 9, 2014, the TSX accepted our notice to launch, and we announced, a normal course issuer bid (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases under the bid, up to 10.3 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The 2014 NCIB expired on September 10, 2015. During 2015, we repurchased and cancelled a total of 6.1 million subordinate voting shares at a weighted average price of $11.46 per share under the 2014 NCIB, including 4.4 million subordinate voting shares repurchased under a $50.0 million program share repurchase funded on December 8, 2014. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2014 NCIB was reduced by 0.5 million subordinate voting shares purchased for equity-based compensation plans during the term of the 2014 NCIB.

(2)
On April 27, 2015, we announced and commenced a "modified Dutch auction" substantial issuer bid ("SIB") to purchase for cancellation up to $350 million of our subordinate voting shares, which expired on June 1, 2015. Pursuant to the SIB, we purchased 26,315,789 subordinate voting shares at a price of $13.30 per share, for an aggregate cost of $350 million excluding fees and expenses relating to the SIB. The subordinate voting shares purchased under the SIB represented approximately 17.5% of the subordinate voting shares issued and outstanding as of June 4, 2015.

(3)
From time-to-time, a trustee has purchased subordinate voting shares in the open market, on our behalf, to settle vested employee awards under our equity-based compensation plans. During 2015, approximately 2.5 million subordinate voting shares were purchased on our behalf by a trustee for such purpose (and were therefore not cancelled); 0.5 million of such purchases were made during the term of the 2014 NCIB, reducing the maximum number of subordinate voting shares we were permitted to purchase thereunder (see footnote (1) above).

Item 16F.   Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

Corporate Governance

        We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA, the NYSE and by the SEC under its rules and those mandated by the United States Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers by the NYSE, as described below. Celestica complies with TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the Corporation in the open market. NYSE rules require approval of all equity compensation plans (and material revisions thereto) regardless of whether new issuances or treasury shares are used.

        Our corporate governance guidelines can be accessed electronically at www.celestica.com.

Item 16H.    Mine Safety Disclosure

        Not applicable.

 Part III.

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
2.	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation	20-F	001-14832	March 23, 2010	4.1
4.2	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	001-14832	March 25, 2008	4.6
4.3	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015					X
4.6	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.7	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.8	Amended and Restated Celestica Share Unit Plan as of October 19, 2015					X
4.9	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.10	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.11	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
4.12	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	SC TO-I	005-55523	October 29, 2012	(d)(1)
4.13	Stock Purchase Agreement, dated July 26, 2012, among Celestica (USA) Inc., The Crossbow Group, LLC and D&H Manufacturing Company*	20-F	001-14832	March 15, 2013	4.10
4.14	Directors' Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)
4.15	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch	20-F	001-14832	March 13, 2015	4.12
4.16	First Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14832	March 15, 2013	2.6
4.17	Second Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 14, 2014	4.14
4.18	Third Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14382	March 14, 2014	4.15
4.19	Fourth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14382	March 13, 2015	4.16
4.20	Fifth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement and Accession Agreement†					X
4.21	Directors' Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14382	March 14, 2014	4.16

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.22	Directors' Share Compensation Plan, amended and restated as of January 1, 2016					X
4.23	Seventh Amended and Restated Revolving Term Credit Agreement, dated October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.	6-K	001-14832	November 6, 2014	4.17
4.24	Eighth Amended and Restated Credit Agreement, dated May 29, 2015, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.	SC TO-I/A	005-55523	June 2, 2015	(b)(2)
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	001-14382	March 23, 2010	11.1
11.2	Business Conduct Governance Policy	20-F	001-14382	March 13, 2015	11.2
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code**					X
15.1	Consent of KPMG LLP, Chartered Professional Accountants					X

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
Date: March 7, 2016

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

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2015, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have audited the effectiveness of our internal control over financial reporting as of December 31, 2015, and issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of such date.

March 3, 2016

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Celestica Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Celestica Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Celestica Inc. as of December 31, 2015 and December 31, 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and our report dated March 3, 2016 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada March 3, 2016	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. as of December 31, 2015 and December 31, 2014 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of Celestica Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celestica Inc. as of December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Celestica Inc.'s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2016 expressed an unqualified opinion on the effectiveness of Celestica Inc.'s internal control over financial reporting.

Toronto, Canada March 3, 2016	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

	December 31 2014	December 31 2015
Assets
Current assets:
Cash and cash equivalents (note 20)	$565.0	$545.3
Accounts receivable (note 4)	693.5	681.0
Inventories (note 5)	719.0	794.6
Income taxes receivable	11.4	10.4
Assets classified as held for sale (note 6)	28.3	27.4
Other current assets (note 3)	87.0	65.3

Total current assets	2,104.2	2,124.0
Property, plant and equipment (note 7)	312.4	314.6
Goodwill (note 8)	19.5	19.5
Intangible assets (note 8)	35.2	30.4
Deferred income taxes (note 19)	37.3	40.1
Other non-current assets (notes 3 & 9)	75.0	83.4

Total assets	$2,583.6	$2,612.0

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 3 & 11)	$—	$29.1
Accounts payable	730.9	801.4
Accrued and other current liabilities	259.6	257.7
Income taxes payable (note 19)	14.5	25.0
Current portion of provisions (note 10)	49.3	20.2

Total current liabilities	1,054.3	1,133.4
Long-term portion of borrowings under credit facility and finance lease obligations (notes 3 & 11)	—	250.6
Pension and non-pension post-employment benefit obligations (note 18)	99.2	83.2
Provisions and other non-current liabilities (note 10)	18.1	28.0
Deferred income taxes (note 19)	17.1	25.8

Total liabilities	1,188.7	1,521.0
Equity:
Capital stock (note 12)	2,609.5	2,093.9
Treasury stock (note 12)	(21.4)	(31.4)
Contributed surplus	677.1	846.7
Deficit	(1,845.3)	(1,785.4)
Accumulated other comprehensive loss (notes 2(n) & 13)	(25.0)	(32.8)

Total equity	1,394.9	1,091.0

Total liabilities and equity	$2,583.6	$2,612.0

Commitments, contingencies and guarantees (note 23)
Subsequent event (note 12)

Signed on behalf of the Board of Directors

[Signed]	William A. Etherington,	[Signed]	Laurette T. Koellner,
	Director		Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2013	2014	2015
Revenue	$5,796.1	$5,631.3	$5,639.2
Cost of sales (notes 5 & 14)	5,406.6	5,225.9	5,248.1

Gross profit	389.5	405.4	391.1
Selling, general and administrative expenses (SG&A) (note 14)	222.3	210.3	207.5
Research and development	17.4	19.7	23.2
Amortization of intangible assets (note 8)	12.2	10.6	9.2
Other charges (note 15)	4.0	37.1	35.8

Earnings from operations	133.6	127.7	115.4
Finance costs (note 16)	2.9	3.1	6.3

Earnings before income taxes	130.7	124.6	109.1
Income tax expense (recovery) (note 19):
Current	16.9	9.7	38.7
Deferred	(4.2)	6.7	3.5

	12.7	16.4	42.2

Net earnings	$118.0	$108.2	$66.9

Basic earnings per share	$0.64	$0.61	$0.43
Diluted earnings per share	$0.64	$0.60	$0.42
Shares used in computing per share amounts (in millions):
Basic (note 22)	183.4	178.4	155.8
Diluted (note 22)	185.4	180.4	157.9

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

	Year ended December 31
	2013	2014	2015
Net earnings	$118.0	$108.2	$66.9
Other comprehensive income (loss), net of tax (note 13):
Items that will not be reclassified to net earnings:
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 18)	7.6	11.9	(7.0)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(3.3)	(10.0)	(1.7)
Changes from derivatives designated as hedges	(15.1)	(0.7)	(6.1)

Total comprehensive income	$107.2	$109.4	$52.1

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)(a)	Total equity
Balance — January 1, 2013	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7
Capital transactions:
Issuance of capital stock	19.9	—	(12.8)	—	—	7.1
Repurchase of capital stock for cancellation	(82.6)	—	29.2	—	—	(53.4)
Purchase of treasury stock	—	(12.8)	—	—	—	(12.8)
Stock-based compensation and other	—	19.1	12.1	—	—	31.2
Total comprehensive income:
Net earnings for 2013	—	—	—	118.0	—	118.0
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 18)	—	—	—	7.6	—	7.6
Currency translation differences for foreign operations	—	—	—	—	(3.3)	(3.3)
Changes from derivatives designated as hedges	—	—	—	—	(15.1)	(15.1)

Balance — December 31, 2013	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions:
Issuance of capital stock	20.1	—	(12.3)	—	—	7.8
Repurchase of capital stock for cancellation(b)	(122.6)	—	(8.2)	—	—	(130.8)
Purchase of treasury stock	—	(23.9)	—	—	—	(23.9)
Stock-based compensation and other	—	14.5	15.9	—	—	30.4
Total comprehensive income:
Net earnings for 2014	—	—	—	108.2	—	108.2
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 18)	—	—	—	11.9	—	11.9
Currency translation differences for foreign operations	—	—	—	—	(10.0)	(10.0)
Changes from derivatives designated as hedges	—	—	—	—	(0.7)	(0.7)

Balance — December 31, 2014	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions:
Issuance of capital stock	12.6	—	(8.7)	—	—	3.9
Repurchase of capital stock for cancellation	(528.2)	—	157.8	—	—	(370.4)
Purchase of treasury stock	—	(28.9)	—	—	—	(28.9)
Stock-based compensation and other	—	18.9	20.5	—	—	39.4
Total comprehensive income:
Net earnings for 2015	—	—	—	66.9	—	66.9
Other comprehensive loss, net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (note 18)	—	—	—	(7.0)	—	(7.0)
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Changes from derivatives designated as hedges	—	—	—	—	(6.1)	(6.1)

Balance — December 31, 2015	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0

(a)
Accumulated other comprehensive income (loss) is net of tax. See note 13.

(b)
Includes $50.0 prepayment under a program share repurchase. See note 12.

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2013	2014	2015
Cash provided by (used in):
Operating activities:
Net earnings	$118.0	$108.2	$66.9
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	71.7	68.7	68.3
Equity-settled stock-based compensation (note 12)	29.2	28.4	37.6
Other charges (note 15)	1.9	47.1	16.3
Finance costs	2.9	3.1	6.3
Income tax expense	12.7	16.4	42.2
Other	3.8	(14.7)	(17.5)
Changes in non-cash working capital items:
Accounts receivable	46.4	(39.4)	12.5
Inventories	(71.5)	98.2	(75.6)
Other current assets	3.6	(18.9)	38.2
Accounts payable, accrued and other current liabilities and provisions	(47.5)	(31.6)	28.8

Non-cash working capital changes	(69.0)	8.3	3.9
Net income taxes paid	(21.8)	(24.0)	(27.7)

Net cash provided by operating activities	149.4	241.5	196.3

Investing activities:
Purchase of computer software and property, plant and equipment(a)	(52.8)	(61.3)	(62.8)
Proceeds from sale of assets	4.2	1.4	2.8
Deposit on anticipated sale of real property (note 7)	—	—	11.2
Advances to solar supplier (note 3)	—	—	(29.5)
Repayments from solar supplier (note 3)	—	—	3.0

Net cash used in investing activities	(48.6)	(59.9)	(75.3)

Financing activities:
Borrowings under credit facility (note 11)	—	—	275.0
Repayments under credit facility (note 11)	(55.0)	—	(12.5)
Issuance of capital stock (note 12)	7.1	7.8	3.9
Repurchase of capital stock for cancellation (note 12)	(43.6)	(140.6)	(370.4)
Purchase of treasury stock (note 12)	(12.8)	(23.9)	(28.9)
Finance costs paid	(2.7)	(4.2)	(7.8)

Net cash used in financing activities	(107.0)	(160.9)	(140.7)

Net increase (decrease) in cash and cash equivalents	(6.2)	20.7	(19.7)
Cash and cash equivalents, beginning of year	550.5	544.3	565.0

Cash and cash equivalents, end of year	$544.3	$565.0	$545.3

(a)
Additional equipment of $19.0 was acquired through a finance lease in 2015. See note 3.

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

        Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.     BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

Statement of compliance:

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements were authorized for issuance by our Board of Directors on March 3, 2016.

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

        Key sources of estimation uncertainty and judgment:    We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

        We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

        We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

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

(b)   Basis of consolidation:

        These consolidated financial statements include our direct and indirect subsidiaries, all of which are wholly-owned. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition. Inter-company transactions and balances are eliminated on consolidation.

(c)   Business combinations:

        We use the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment (see note 2(l)). Obligations for contingent consideration and contingencies are also recorded at fair value as of the acquisition date. We generally record subsequent changes in the fair value of such contingent liabilities from the date of acquisition to the settlement date in our consolidated statement of operations. We expense acquisition-related transaction costs as incurred in our consolidated statement of operations.

        We use judgment to determine the purchase price allocation and estimates to value identifiable net assets, including the fair value of contingent consideration, if applicable, at the acquisition date. We may engage independent third parties to determine the fair value of property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of future benefit, and future growth and discount rates, among other factors.

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

        We estimate the useful life of property, plant and equipment based on the nature of the asset, historical experience, the terms of any related customer contract and expected changes in technology. When major components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. We review our estimates of residual values, useful lives and the methods of depreciation annually at year end and, if required, adjust for these prospectively. We determine gains and losses on the disposal or retirement of property, plant and equipment by comparing the proceeds from disposal with the carrying amount of the asset and we recognize these gains and losses in our consolidated statement of operations in the period of disposal.

(j)    Leases:

        We are the lessee of property, plant and equipment, primarily buildings and machinery. We classify leases as operating leases where the risks and rewards of ownership are retained by the lessor. We generally treat payments made under operating leases as rentals and recognize them as expenses on a straight-line basis over the term of the lease in our consolidated statement of operations. For operating leases, we do not record the leased asset or associated obligation on our consolidated balance sheet. We classify leases as finance leases if the risks and rewards of ownership have substantially transferred to us. We capitalize finance leases at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments, and we depreciate finance leases over a period based on the useful life of the asset. We include the corresponding liabilities, net of finance costs, in our consolidated balance sheet. We allocate each finance lease payment between the liability and finance costs.

(k)   Goodwill and intangible assets:

Goodwill:

        We initially record goodwill on our consolidated balance sheet in the amount of the excess of the fair value of the aggregate consideration paid (including the fair value of any contingent consideration) over the fair value of the identifiable net assets acquired. In subsequent reporting periods, we measure goodwill at cost less accumulated impairment losses. We do not amortize goodwill. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that we expect will benefit from the acquisition. See note 2(l), Impairment of goodwill, intangible assets and property, plant and equipment.

Intangible assets:

        We record intangible assets on our consolidated balance sheet at fair value on the date of acquisition. We capitalize intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We estimate the useful life of intangible assets based on the nature of the asset, historical experience and the projected period of expected future economic benefits to be provided by the asset. In subsequent reporting periods, we measure intangible assets at cost less accumulated amortization and

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

accumulated impairment losses, if any. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

Intellectual property	3 to 5 years
Other intangible assets	4 to 10 years
Computer software assets	1 to 10 years

        Intellectual property assets consist primarily of certain non-patented intellectual property and process technology. Other intangible assets consist primarily of customer relationships and contract intangibles. Computer software assets consist primarily of software licenses. We review our estimates of residual values, useful lives and the methods of amortization annually at year end and, if required, adjust for these prospectively. We reflect changes in useful lives on a prospective basis.

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

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, and in projecting future cash flows, among other factors. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we engage independent brokers to obtain market prices to estimate our real property values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU or group of CGUs to reduce the carrying amount of its goodwill, and then to reduce the carrying amount of other assets in such CGU or group of CGUs generally on a pro rata basis. See notes 8 and 15(b).

        We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for property, plant and equipment and intangible assets, if the losses we recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of any reversal is limited to restoring the carrying amount to the amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.

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

        The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring plans. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values less costs to sell of assets we no longer use and which are available for sale. We develop detailed plans and recognize employee termination costs in the period the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on the fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the fair value less costs to sell for these assets. For leased sites that we have vacated, we discount the lease obligation based on future lease payments net of estimated sublease income, if any. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in future estimates. See note 15(a).

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

Warranty:

        We offer product and service warranties to our customers. We record a provision for future warranty costs based on management's estimate of probable claims under these warranties. In determining the amount of the provision, we consider several factors including the terms of the warranty (which vary by customer, product or service), the current volume of products sold or services rendered during the warranty period, and historical warranty information. We review and adjust these estimates as necessary to reflect our experience and new information. The amount and aging of our provision will vary depending on various factors including the length of the warranty offered, the remaining life of the warranty and the extent and timing of warranty claims. We have classified a portion of our warranty provision as current and a portion as non-current.

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

        Under defined benefit plans, our obligation is to provide an agreed upon benefit to specified plan participants. We remain exposed to the actuarial and investment risks with respect to defined benefit plans. The net obligation is actuarially determined using the projected unit credit method, based on service and management's estimates. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension plan expense and required funding.

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

Stock-based compensation:

        We generally grant stock options, performance share units (PSUs) and restricted share units (RSUs) to employees under our stock-based compensation plans. Stock options and RSUs vest in installments over the vesting period. Stock options generally vest 25% per year over a four-year period, and RSUs generally vest one-third per year over a three-year period. We treat each installment of stock options and RSUs as a separate

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

grant in determining the compensation expense. PSUs vest at the end of their respective terms, generally three years from the grant date, to the extent that specified performance conditions have been met.

        Options are exercisable for subordinate voting shares. We recognize the grant date fair value of options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock on our consolidated balance sheet. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

        The cost we record for RSUs, for all PSUs granted prior to 2011, and for 40% of the PSUs granted commencing in 2013, is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to our achievement of pre-determined financial targets over a specified period, is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the level of achievement of such performance condition. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, under certain circumstances, we have cash-settled certain awards, which we accounted for as liabilities. We re-measure the liabilities based on our share price at each reporting date and at the settlement date, with a corresponding charge or recovery recorded in our consolidated statement of operations.

        We determine the cost we record for all PSUs granted in 2011 and 2012, and 60% of the PSUs granted commencing in 2013, using a Monte Carlo simulation model. The number of awards expected to vest is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on our total shareholder return (TSR) relative to the TSR of a pre-defined group of companies. We do not adjust the grant date fair value regardless of the eventual number of awards that vest based on the level of achievement of the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied.

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

(o)   Deferred financing costs:

        Deferred financing costs consist of costs relating to the revolving portion of our credit facility (Revolving Facility) which we amortize to our consolidated statement of operations on a straight-line basis over the term of the facility. We record financing costs relating to the issuance of any long-term debt as a reduction to the cost of the related debt (see note 11) which we amortize to our consolidated statement of operations using the effective interest rate method over the term of the related debt or when the debt is retired, if earlier.

(p)   Income taxes:

        Our income tax expense for a reporting period is comprised of current and deferred income taxes. Current taxes and deferred taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity, in which case, the taxes are also recognized in OCI or directly in equity, respectively.

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

Fair value through profit or loss:

        Financial assets and financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than hedging instruments, are classified as fair value through profit or loss. This category includes our short-term investments in money market funds grouped with cash equivalents, and derivative assets and derivative liabilities not qualifying for hedge accounting. We initially recognize investments on our consolidated balance sheet at fair value and recognize subsequent changes in our consolidated statement of operations. We expense transaction costs as incurred in our consolidated statement of operations.

Held-to-maturity investments:

        Securities that have fixed or determinable payments and a fixed maturity date, which we intend to and have the ability to hold to maturity, are classified as held-to-maturity investments and include our term deposits that we group with cash equivalents. We initially recognize held-to-maturity financial assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.

Loans and receivables:

        We classify financial assets with fixed or determinable payments, such as our accounts receivable, as loans and receivables. This category excludes any derivative assets or assets that are quoted in active markets. We initially recognize loans and receivables on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.

Other financial liabilities:

        This category is for financial liabilities that are not classified as fair value through profit or loss and includes accounts payable, the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility. We record these financial liabilities at amortized cost on our consolidated balance sheet.

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

        We measure all derivative contracts at fair value on our consolidated balance sheet. The majority of our derivative assets and liabilities arise from foreign currency forward contracts that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in OCI until we recognize the asset, liability or forecasted transactions being hedged in our consolidated statement of operations. For hedges that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in OCI in our consolidated statement of operations over the remaining duration of the original hedge term. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in OCI immediately in our consolidated statement of operations. For our current cash flow hedges, the majority of the underlying expenses we hedge are included in cost of sales in our consolidated statement of operations.

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

(t)    Revenue:

        We derive the majority of our revenue from the sale of electronic products and services that we have manufactured and provided to customer specifications. Our range of services includes, among others, design, engineering, manufacturing, assembly and test, fulfillment and after-market services. We recognize revenue from the sale of products and services rendered when the significant risks and rewards of ownership associated with the products sold or services rendered have passed to the buyer and no material uncertainties remain as to the collection of our receivables and we have no further performance obligations thereunder other than our manufacturing or service warranties.

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

(x)   Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

        In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The IASB recently confirmed a one-year deferral of this standard, which will now be effective January 1, 2018 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 9, Financial Instruments:

        In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company's risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 16, Leases:

        In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers, has also been applied. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

3.     SOLAR INVESTMENTS:

        In March 2015, we entered into a supply agreement with an Asia-based solar cell supplier (Solar Supplier) that includes a commitment by us to provide cash advances of up to $31.0 (reduced from previous estimates of up to $36.0) to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. This supply agreement has an initial term of three and a half years, and is subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. All such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments starting in the fourth quarter of 2015 and continuing through the end of 2017. As of December 31, 2015, we advanced a total of $29.5 under this agreement. We received cash repayments of $3.0 from the supplier in the fourth quarter of 2015. As of December 31, 2015, $26.5 remains recoverable from this supplier, which we have recorded as other current assets of $17.0 and other non-current assets of $9.5 on our consolidated balance sheet. See note 9.

        In April 2015, we entered into a five-year agreement to lease manufacturing equipment valued at up to $20.0 to be used in our solar operations in Asia. As of December 31, 2015, we recorded lease obligations totaling $19.0, consisting of short-term obligations of $4.1 and long-term obligations of $14.9, related to the manufacturing equipment we received as of such date. Our lease payments are due quarterly, commencing in January 2016. This lease qualifies as a finance lease under IFRS. See notes 7, 11 and 23.

4.     ACCOUNTS RECEIVABLE:

        We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to three third-party banks. Each of these banks had a Standard and Poor's long-term rating of BBB+ or above and a short-term rating of A-2 or above at December 31, 2015. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2015, $50.0 of accounts receivable were sold under this facility (December 31, 2014 — $50.0) and de-recognized from our accounts receivable balance. The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

5.     INVENTORIES:

        Inventories is comprised of the following:

	December 31
	2014	2015
Raw materials	$458.3	$521.7
Work in progress	96.8	117.8
Finished goods	163.9	155.1

	$719.0	$794.6

        We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. During

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

2015, we recorded net inventory provisions of $3.8 (2014 — $5.8; 2013 — $7.9). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

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

        At December 31, 2015, we had $27.4 (December 31, 2014 — $28.3) of assets classified as held for sale, primarily land and buildings in Europe and North America.

7.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are comprised of the following:

	2014
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$22.7	$7.8	$14.9
Buildings including improvements	294.7	147.8	146.9
Machinery and equipment	686.2	535.6	150.6

	$1,003.6	$691.2	$312.4

	2015
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$22.7	$12.0	$10.7
Buildings including improvements	304.1	162.4	141.7
Machinery and equipment	717.9	555.7	162.2

	$1,044.7	$730.1	$314.6

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table details the changes to the net book value of property, plant and equipment for the years indicated:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2014	$16.5	$155.6	$141.5	$313.6
Additions	—	7.6	53.0	60.6
Depreciation	—	(15.1)	(43.0)	(58.1)
Reclassification to assets held for sale and other disposals	—	(0.1)	(0.3)	(0.4)
Foreign exchange and other	(1.6)	(1.1)	(0.6)	(3.3)

Balance — December 31, 2014(i)	14.9	146.9	150.6	312.4
Additions	—	14.8	65.7	80.5
Depreciation	—	(15.9)	(43.2)	(59.1)
Impairment loss (note 15(b))	(4.2)	(3.2)	(4.8)	(12.2)
Reclassification to assets held for sale and other disposals(ii)	—	(1.1)	(5.1)	(6.2)
Foreign exchange and other	—	0.2	(1.0)	(0.8)

Balance — December 31, 2015(i)	$10.7	$141.7	$162.2	$314.6

(i)
The net book value of property, plant and equipment at December 31, 2015 included $18.6 of assets under finance leases, primarily equipment acquired to support our solar operations in Asia (see note 3). See note 23 for future minimum lease payments under this finance lease. The net book value of property, plant and equipment at December 31, 2014 included $0.2 of assets under finance leases.

(ii)
Includes $4.4 of losses primarily to write-down equipment related to our semiconductor business that we have since sold. See note 15(a).

        On July 23, 2015, we entered into an agreement of purchase and sale to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. See note 17.

        In the fourth quarter of 2015, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment, and recorded non-cash impairment charges totaling $12.2, comprised of $6.5 and $5.7, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. See note 15(b).

8.     GOODWILL AND INTANGIBLE ASSETS:

        Goodwill and intangible assets are comprised of the following:

	2014
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$55.4	$19.5

Intellectual property	$111.3	$111.3	$—
Other intangible assets	237.5	209.1	28.4
Computer software assets	276.7	269.9	6.8

	$625.5	$590.3	$35.2

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

	2015
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$55.4	$19.5

Intellectual property	$111.3	$111.3	$—
Other intangible assets	237.0	215.1	21.9
Computer software assets	281.6	273.1	8.5

	$629.9	$599.5	$30.4

        The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2014	$60.3	$35.4	$8.8	$104.5
Additions	—	—	3.2	3.2
Amortization	—	(6.3)	(4.3)	(10.6)
Impairment loss (note 15(b))	(40.8)	—	—	(40.8)
Foreign exchange and other	—	(0.7)	(0.9)	(1.6)

Balance — December 31, 2014	19.5	28.4	6.8	54.7
Additions	—	—	4.7	4.7
Amortization	—	(6.0)	(3.2)	(9.2)
Foreign exchange and other	—	(0.5)	0.2	(0.3)

Balance — December 31, 2015	$19.5	$21.9	$8.5	$49.9

        In the fourth quarter of 2014, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment, and recorded impairment charges of $40.8 against the goodwill of our semiconductor CGU. We recorded no impairment charges against goodwill or intangible assets in 2015 or 2013. See note 15(b).

9.     OTHER NON-CURRENT ASSETS:

	December 31
	2014	2015
Net pension assets (note 18)	$60.3	$58.2
Land rights	11.8	11.4
Advances to solar supplier (note 3)	—	9.5
Other	2.9	4.3

	$75.0	$83.4

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

10.   PROVISIONS:

        Our provisions include restructuring, warranty, legal and other provisions. We have included a description of our restructuring, warranty and legal provisions in note 2(m). We include details of our restructuring provision in note 15(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal(i)	Other(ii)	Total
Balance — December 31, 2014	$1.9	$17.2	$41.2	$4.4	$64.7
Provisions	20.6	11.7	1.2	0.4	33.9
Reversal of prior year provisions(iii)	(1.1)	(3.8)	(4.2)	—	(9.1)
Payments/usage	(10.7)	(5.9)	(35.9)	(0.2)	(52.7)
Accretion, foreign exchange and other	—	(1.2)	(0.3)	(0.2)	(1.7)

Balance — December 31, 2015	$10.7	$18.0	$2.0	$4.4	$35.1

Current	$10.7	$7.5	$2.0	$—	$20.2
Non-current(iv)	—	10.5	—	4.4	14.9

December 31, 2015	$10.7	$18.0	$2.0	$4.4	$35.1

(i)
During 2014, we recorded provisions for various legal actions based on our estimates of the likely outcomes. A substantial portion of such provisions was anticipated to be covered by insurance recoveries which we had recorded in other current assets on our consolidated balance sheet as at December 31, 2014. During 2015, the majority of these legal actions were settled and covered by insurance proceeds as anticipated. See note 23.

(ii)
Other represents our asset retirement obligations of $4.4, relating primarily to sites that we lease.

(iii)
During 2015, we reversed prior year warranty provisions for our expired warranties.

(iv)
Non-current balances are included in provisions and other non-current liabilities on our consolidated balance sheet.

        At the end of each reporting period, we evaluate the appropriateness of our provisions, and adjustments may be made to reflect actual experience or changes in our estimates.

11.   CREDIT FACILITIES AND LONG-TERM DEBT:

        Our $300.0 revolving credit facility was scheduled to mature in October 2018. In order to fund a portion of our share repurchases under the $350.0 substantial issuer bid we completed in June 2015 (SIB), we amended this facility in May 2015 to add a non-revolving term loan component (Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (Revolving Facility), and $75.0 of available cash on hand. See note 12. During 2015, we made two scheduled quarterly principal repayments totaling $12.5 under the Term Loan. At December 31, 2015, $262.5 was outstanding under the credit facility (December 31, 2014 — no amounts outstanding), comprised of $25.0 under the Revolving Facility and $237.5 under the Term Loan.

        The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

        We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders' commitments to make further advances thereunder.

        The following table sets forth our borrowings under the Revolving Facility, Term Loan, and finance lease obligations as of December 31, 2015 (December 31, 2014 — nil):

December 31 2015
Borrowings under the Revolving Facility	$25.0
Term Loan	237.5

Total borrowings under credit facility	262.5
Less: unamortized debt issuance costs	(1.8)
Finance lease obligations (see notes 3 and 23)	19.0

$279.7

Comprised of:
Current portion of borrowings under credit facility and finance lease obligations	$29.1
Long-term portion of borrowings under credit facility and finance lease obligations	250.6

$279.7

        We incurred debt issuance costs of $2.1 in 2015 in connection with the amendment of the credit facility, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

        The $25.0 outstanding under the Revolving Facility is due upon maturity of the facility in May 2020. We are permitted to repay amounts prior to maturity. Prepayments are also required under certain circumstances.

        The Term Loan requires quarterly principal repayments until its maturity. At December 31, 2015, the mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2016	$25.0
2017	25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5

        We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

        At December 31, 2015, we were in compliance with all restrictive and financial covenants under the credit facility. Commitment fees paid in 2015 were $1.3 (2014 and 2013 — $2.0 per year). At December 31, 2015, we had $27.2 (December 31, 2014 — $28.5) outstanding in letters of credit under this facility.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2015 or December 31, 2014.

        The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements. During 2013, we repaid $55.0 of borrowings that were outstanding under the Revolving Facility as of December 31, 2012.

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

(a)   Capital transactions:

Number of shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares
Issued and outstanding at December 31, 2012	163.8	18.9
Issued from treasury(i)	2.3	—
Cancelled under NCIB	(4.1)	—

Issued and outstanding at December 31, 2013	162.0	18.9
Issued from treasury(i)	2.1	—
Cancelled under NCIB	(8.5)	—

Issued and outstanding at December 31, 2014	155.6	18.9
Issued from treasury(i)	1.3	—
Cancelled under NCIB or SIB	(32.4)	—

Issued and outstanding at December 31, 2015	124.5	18.9

(i)
During 2015, we issued 0.5 million (2014 — 1.1 million; 2013 — 1.2 million) subordinate voting shares upon the exercise of employee stock options for cash proceeds of $3.9 (2014 — $7.8; 2013 — $7.1). We also issued 0.8 million (2014 — 1.0 million; 2013 — 1.1 million) subordinate voting shares from treasury with an ascribed value of $6.5 (2014 — $8.6; 2013 — $9.3) upon the vesting of certain RSUs. We also settled RSUs and PSUs with subordinate voting shares purchased in the open market. Settlement of these awards is described below.

        We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time-to-time pursuant to substantial issuer bids, including the SIB described below. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable self-imposed trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

variable number of subordinate voting shares upon such PSR's completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

        In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We also recorded $0.9 in transaction-related costs. We funded the share repurchases with the proceeds of the Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. See note 11.

        On September 9, 2014, the TSX accepted our notice to launch an NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total subordinate voting and multiple voting shares outstanding at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The 2014 NCIB expired in September 2015. During 2015, prior to its expiry, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR we funded in December 2014. We completed the share repurchases under this PSR on January 28, 2015 at a weighted average price of $11.38 per share. During 2014, we paid $31.0 (including transaction fees) to repurchase and cancel 2.9 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.53 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2014 NCIB was reduced by 0.5 million subordinate voting shares we purchased in the open market during the term of the 2014 NCIB to satisfy obligations under our stock-based compensation plans.

        In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During 2014, we paid $59.6 (including transaction fees) to repurchase and cancel 5.5 million subordinate voting shares at a weighted average price of $10.82 per share under the 2013 NCIB, including 4.0 million subordinate voting shares repurchased under two PSRs and 0.9 million subordinate voting shares repurchased under an ASPP completed during the term of the 2013 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2013 NCIB was reduced by 0.3 million subordinate voting shares we purchased in the open market during the term of the 2013 NCIB to satisfy obligations under our stock-based compensation plans.

        During 2013, we paid $43.6 (including transaction fees) to repurchase and cancel 4.1 million subordinate voting shares under the 2013 NCIB, at a weighted average price of $10.70 per share. At December 31, 2013, we had recorded a liability of $9.8, representing the estimated cash required to repurchase the 0.9 million subordinate voting shares available for purchase under the ASPP described above.

Subsequent event:

        On February 22, 2016, the TSX accepted our notice to launch a new NCIB (2016 NCIB). The 2016 NCIB allows us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2016 NCIB will be reduced by the number of subordinate voting shares purchased during the term of the 2016 NCIB to satisfy obligations under our stock-based compensation plans.

(b)   Stock-based compensation:

Long-Term Incentive Plan (LTIP):

        Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs to eligible employees, consultants and directors. We may, at the time of grant, authorize the grantees to settle these awards either in cash or in subordinate voting shares. Absent such permitted election, grants under the LTIP will be settled in subordinate voting shares, which we may purchase in the open market, or issue from treasury (up to a maximum of 29.0 million subordinate voting shares).

Celestica Share Unit Plan (CSUP):

        Under the CSUP, we may grant RSUs and PSUs to eligible employees. We have the option to settle RSUs and PSUs issued thereunder in subordinate voting shares purchased in the open market, or in cash.

        For disclosure regarding DSUs issued to eligible directors under our Directors' Share Compensation Plan, see note 12(c).

        During 2015, we recorded aggregate employee stock-based compensation expense, which excludes DSU expense, of $37.6 (2014 — $28.4; 2013 — $29.2) through cost of sales and SG&A. Our employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to a non-market performance condition varies depending on the level of achievement of pre-determined performance goals and financial targets.

(i)    Stock options:

        We grant stock options under our LTIP. Options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date.

        Stock option transactions were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price
	(in millions)
Outstanding at January 1, 2014	5.3	$9.43
Granted	—	—
Exercised	(1.1)	$6.81
Forfeited/Expired	(0.9)	$15.74

Outstanding at December 31, 2014	3.3	$8.05
Granted	0.3	$13.38
Exercised	(0.5)	$7.92
Forfeited/Expired	(0.2)	$11.30

Outstanding at December 31, 2015	2.9	$8.03

Shares reserved for issuance upon exercise of stock options or awards (in millions)	15.8

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Outstanding stock options were exercised throughout the year. The weighted average closing market price of our subordinate voting shares was $11.97 during 2015 (2014 — $10.83).

        The following stock options were outstanding as at December 31, 2015:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$4.13 — $6.05	0.4	$5.01	2.2	0.4	$5.01
$6.51 — $8.21	0.7	$7.52	4.4	0.6	$7.34
$8.24 — $9.87	1.1	$8.81	6.3	0.6	$9.21
$10.00 — $10.20	0.4	$10.12	2.4	0.4	$10.12
$10.69 — $13.38	0.3	$13.31	9.4	—	$10.81

	2.9			2.0

        We amortize the estimated grant date fair value of options to expense over the vesting period (generally four years). We determined the grant date fair value of the stock options using the Black-Scholes option pricing model with the following weighted average assumptions for the years indicated below:

	Year ended December 31
	2013	2014(1)	2015
Risk-free interest rate	1.0%	N/A	1.6%
Dividend yield	—	—	—
Expected volatility of the market price of our shares	50%	N/A	35%
Expected option life (in years)	5.5	N/A	5.5
Weighted average fair value of options granted	$3.73	N/A	$4.68

(1)
No stock options were granted in 2014.

        We determine the expected volatility of our subordinate voting shares based on an evaluation of the historical volatility of our share price. We determine the expected option life based on historical option holder behavior and the risk-free interest rate is based on U.S. government bond yields.

(ii)   RSUs and PSUs:

        We grant RSUs and PSUs to our employees pursuant to our LTIP and CSUP. Each vested unit generally entitles the holder to receive one subordinate voting share. Under the CSUP, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under the LTIP, we may (at the time of grant) authorize the grantees to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). We have generally settled these awards with subordinate voting shares purchased in the open market by a trustee, or by issuing subordinate voting shares from treasury. However, we have also cash-settled certain awards upon vesting (as permitted by the applicable plan). We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table below as outstanding at December 31, 2015 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions. The following table outlines the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

RSU and PSU transactions during the years indicated. As of December 31, 2015, none of the outstanding RSUs or PSUs had vested.

Number of awards (in millions)	RSUs	PSUs
Outstanding at January 1, 2014	3.5	5.4
Granted	2.1	2.6
Settled	(2.0)	(0.5)
Forfeited/Expired	(0.2)	(1.4)

Outstanding at December 31, 2014	3.4	6.1
Granted	2.2	2.1
Settled	(2.0)	(0.5)
Forfeited/Expired	(0.1)	(2.2)

Outstanding at December 31, 2015	3.5	5.5

        During 2015, we granted 2.1 million (2014 — 2.6 million; 2013 — 2.1 million) PSUs, of which 60% vest based on the achievement of a market performance condition tied to TSR, and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent years to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury.

        The weighted average grant date fair value of RSUs awarded in 2015 was $11.49 per unit (2014 — $9.33; 2013 — $8.32). The weighted average grant date fair value of PSUs awarded in 2015 was $13.06 per unit (2014 — $9.30; 2013 — $8.74).

        From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of subordinate voting shares upon vesting of awards under our stock-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During 2015, we purchased 2.5 million (2014 — 2.2 million; 2013 — 1.3 million) subordinate voting shares in the open market through a trustee for $28.9 (2014 — $23.9; 2013 — $12.8) (including transaction fees) to satisfy delivery requirements under our stock-based compensation plans. At December 31, 2015, the trustee held 2.8 million (December 31, 2014 — 2.0 million; December 31, 2013 — 1.3 million) subordinate voting shares with a value of $31.4 (December 31, 2014 — $21.4; December 31, 2013 — $12.0).

        We did not cash-settle any vested share unit awards in 2015, 2014 or 2013. As management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or subordinate voting shares issued from treasury, we have accounted for these share unit awards as equity-settled awards.

(c)   Deferred share units:

        We grant DSUs to certain members of our Board of Directors under our Directors' Share Compensation Plan. The DSUs may be settled in cash or with subordinate voting shares issued from treasury or purchased in the open market, depending on when the DSUs were granted. See note 2(n) for details. In 2015, we recorded DSU expense of $1.9 (2014 — $1.9; 2013 — $1.9) through SG&A. At December 31, 2015, 1.3 million (December 31, 2014 — 1.1 million) DSUs were outstanding.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

13.   ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:

	Year ended December 31
	2013	2014	2015
Opening balance of foreign currency translation account	$(0.2)	$(3.5)	$(13.5)
Foreign currency translation adjustments	(3.3)	(10.0)	(1.7)

Closing balance	(3.5)	(13.5)	(15.2)

Opening balance of unrealized net gain (loss) on cash flow hedges	4.3	(10.8)	(11.5)
Net loss on cash flow hedges(i)	(12.6)	(11.3)	(39.2)
Reclassification of net loss (gain) on cash flow hedges to operations(ii)	(2.5)	10.6	33.1

Closing balance(iii)	(10.8)	(11.5)	(17.6)

Actuarial gains (losses) on pension and non-pension post-employment benefit plans (notes 2(n) & 18)	7.6	11.9	(7.0)
Reclassification of actuarial losses (gains) to deficit (note 2(n))	(7.6)	(11.9)	7.0

Closing balance	—	—	—

Accumulated other comprehensive loss	$(14.3)	$(25.0)	$(32.8)

(i)
Net of income tax recovery of $2.8 for 2015 (2014 — $1.3 income tax recovery; 2013 — $0.5 income tax recovery).

(ii)
Net of income tax recovery of $(2.9) for 2015 (2014 — $(0.3); 2013 — nil).

(iii)
Net of income tax recovery of $1.2 as of December 31, 2015 (December 31, 2014 — $1.3 income tax recovery; December 31, 2013 — $0.3 income tax recovery).

        We expect that the majority of net gains (losses) on cash flow hedges reported in the 2015 accumulated other comprehensive loss balance will be reclassified to operations during 2016, primarily in cost of sales, as the underlying expenses that are being hedged are included in cost of sales.

14.   EXPENSES BY NATURE:

        We have presented our consolidated statement of operations by function. Included in our cost of sales and SG&A for the year ended December 31, 2015 were employee-related costs of $690.9 (2014 — $716.8; 2013 — $763.0) including employee stock-based compensation expense of $37.6 (2014 — $28.4; 2013 — $29.2), freight and transportation costs of $76.8 (2014 — $73.6; 2013 — $85.3), depreciation expense of $59.1 (2014 — $58.1; 2013 — $59.5) and rental expense of $25.6 (2014 — $29.1; 2013 — $31.5).

15.   OTHER CHARGES:

	Year ended December 31
	2013	2014	2015
Restructuring (a)	$28.0	$(2.1)	$23.9
Asset impairment (b)	—	40.8	12.2
Pension obligation settlement loss (gain) (c)	—	6.4	(0.3)
Other (d)	(24.0)	(8.0)	—

	$4.0	$37.1	$35.8

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(a)   Restructuring:

        Our restructuring charges (recoveries) were comprised of the following:

	Year ended December 31
	2013	2014	2015
Cash charges (recoveries)	$26.1	$(2.0)	$19.5
Non-cash charges (recoveries)	1.9	(0.1)	4.4

	$28.0	$(2.1)	$23.9

        We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. As a result of our most recent evaluation, we recorded restructuring charges of $23.9 during 2015 to consolidate certain of our sites and to reduce our workforce. Our cash restructuring charges of $19.5 were primarily for employee termination costs, and our non-cash charges of $4.4 were primarily to write down certain equipment to recoverable amounts. Our restructuring charges for 2015 included headcount reductions at various sites, including reductions at under-utilized manufacturing sites in higher cost locations, as well as costs associated with the consolidation of two of our semiconductor sites into a single location. In an effort to reduce the cost structure and improve the margin performance of our semiconductor business, our actions resulted in a reduction in the related workforce and a write down of certain equipment. At December 31, 2015, our restructuring provision was $10.7 (December 31, 2014 — $1.9) comprised primarily of employee termination costs. See note 10. In 2014, we recorded a net reversal of $2.1 primarily to adjust for reduced payments in relation to a site that was part of a previous restructuring action. In 2013, we recorded restructuring charges of $28.0, consisting primarily of employee termination costs related to previous restructuring actions implemented throughout our global network.

        The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair values less costs to sell as determined by such independent brokers. We also record adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

        See notes 2(m) and 10 for further details and description regarding our restructuring provision.

(b)   Annual impairment assessment:

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. Prior to our 2015 annual impairment assessment, we did not identify any triggering event during the course of 2015 indicating that the carrying amount of our assets and CGUs may not be recoverable. For our 2015 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we used cash

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

flow projections based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plan for the following year is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of each year, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle.

        Upon completion of our 2015 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we determined that the recoverable amount of our assets and CGUs, other than our Japan and Spain CGUs, exceeded their respective carrying values and no impairment existed for such assets and CGUs as of December 31, 2015. Our CGUs in each of Japan and Spain incurred losses in 2015, primarily due to reduced customer demand and the challenging market conditions we experienced in these CGUs during the year. Primarily as a result of management's assessment of the continued negative impact of these factors on the profitability of these two CGUs, we reduced the future cash flow projections for these two CGUs in the fourth quarter of 2015, and recorded non-cash impairment charges totaling $12.2, comprised of $6.5 and $5.7, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. After recording the impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair value of its real property at the end of 2015. No goodwill or intangible assets were attributable to either of these CGUs in 2015.

        In the fourth quarter of 2014, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges of $40.8 against the goodwill of our semiconductor business, primarily due to the reduction at that time of our long-term cash flow projections for this CGU as a result of volatility in customer demand, operational inefficiencies and commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs. In 2013, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

        We determined the recoverable amount of our CGUs based primarily on their expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our 2015 annual impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we engaged independent brokers to obtain market prices to estimate our real property values. For our 2015 assessment, we used cash flow projections ranging from 3 years to 10 years (2014 — 2 to 9 years; 2013 — 3 to 10 years) for our CGUs, in line with the remaining useful lives of the CGUs' essential assets. We generally used our weighted-average cost of capital of approximately 8% (2014 — approximately 10%; 2013 — approximately 12%) to discount our cash flows. For our semiconductor CGU, which is subject to heightened risk and volatilities (as a result of the factors discussed above), we applied a discount rate of 17% to our cash flow projections for this CGU (2014 and 2013 — 17%) to reflect management's assessment of increased risk inherent in these cash flows. Despite the decrease in our overall weighted-average cost of capital and new business awarded to this CGU in the past two years, we maintained the 17% discount rate for our 2015 annual analysis for the semiconductor CGU in recognition of the challenges faced by this CGU during such years.

        Our goodwill of $19.5 at December 31, 2015 and 2014 was entirely attributable to our semiconductor CGU. For purposes of our 2015 impairment assessment, we assumed revenue growth for our semiconductor CGU in future years at an average compound annual growth rate of 9% over an 8-year period (2014 — 10% over a 9-year period), representing the remaining life of the CGU's most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

CGU over the projection period will be slightly lower than our overall margin performance for the company in 2015, consistent with the average annual margins we assumed for our 2014 impairment analysis.

        As part of our annual impairment assessment, we perform sensitivity analyses for our semiconductor CGU in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. For our 2015 annual impairment analysis, we did not identify any key assumptions where a reasonably possible change would result in material impairments to this CGU.

        Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of a CGU could result in impairment losses in the CGU in future periods.

(c)   Pension obligation settlement loss:

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer substantially eliminating financial risk in respect of these obligations. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges in our consolidated statement of operations in 2014. See note 18.

(d)   Other:

        In 2014, other was comprised primarily of recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, relating to certain purchases we had made in prior periods. In July 2013, we received similar recoveries of damages in the amount of $24.0.

16.   FINANCE COSTS:

        Our finance costs are comprised primarily of interest expenses and fees related to our Term Loan, the Revolving Facility and our accounts receivable sales program.

17.   RELATED PARTY TRANSACTIONS:

        Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        We had manufacturing and services agreements with two companies related to or under the control of Onex during 2013, and we recorded aggregate revenue of $10.8 from these two companies in that year. At December 31, 2013, we had no amounts due from either of these two companies. These contracts each terminated in 2013. All transactions with these related companies were executed in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm's length terms.

        In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $0.2 per year, payable in DSUs in equal quarterly installments in arrears.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Sale agreement with respect to real property in Toronto:

        On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. If the transaction is completed, the purchase price will be approximately $137 million Canadian dollars ($98.5 at year-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

        Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($38.5 at year-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($49.3 at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We have recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows.

        As part of the Property Sale Agreement, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for Celestica's new corporate headquarters, on commercially reasonable arm's-length terms. There can be no assurance that this transaction will be completed within the expected time period or at all.

        Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Compensation of key management personnel:

        Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and key management team were as follows:

	Year ended December 31
	2013	2014	2015
Short-term employee benefits and costs	$6.3	$5.9	$6.8
Post-employment and other long-term benefits	0.3	0.5	0.5
Stock-based compensation (including DSUs)	12.1	12.1	16.6

	$18.7	$18.5	$23.9

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

18.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

(a)   Plan summaries:

        We provide pension and non-pension post-employment benefit plans for our employees. Some employees in Japan and the United Kingdom (U.K.) participate in defined benefit pension plans that generally provide participants with stated benefits on retirement based on their pensionable service, either as annuities and/or lump sum payments. Defined contribution pension plans are offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (under other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico and Thailand. These benefits may include one-time retirement and specified termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and/or group life insurance. Our largest defined benefit pension plan is a U.K plan, which is closed to new members. Approximately 1% of the plan members remain active employees of the Company.

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer substantially eliminating financial risk in respect of these obligations. We re-measured the pension assets and liabilities related to this pension plan immediately before the purchase of the annuities, and in the third quarter of 2014, recorded a net re-measurement actuarial gain of $2.3 in other comprehensive income that was subsequently reclassified to deficit in that same period. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges in our consolidated statement of operations in the third quarter of 2014 (note 15(c)). For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8, and the value of our pension liabilities by $143.4 as of the date of the annuity purchase.

        The overall governance of our pension plans is conducted by our Global Compensation Committee which, through annual reviews, approves material plan changes, reviews funding levels, investment performance, compliance matters and plan assumptions, and ensures that the plans are administered in accordance with local statutory requirements. We have established a Pension Committee to govern our Canadian pension plans. The U.K. pension plans are governed by a Board of Trustees, composed of employee and company representation. Both the Canadian Pension Committee and the U.K. Board of Trustees review funding levels, investment performance and compliance matters for their respective plans.

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

        Our largest defined benefit pension plan (which is a U.K. plan) requires that an actuarial valuation be completed every three years. The actuarial valuation was completed using a measurement date of April 2013; the next valuation will have a measurement date of April 2016.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of May 2013 (Canada) and January 2014 (U.S.). The next actuarial valuations for these plans will have measurement dates of May 2016 and January 2016, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We used a measurement date of December 31, 2015 for the accounting valuation for pension and non-pension post-employment benefits.

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

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity securities is adjusted based on the expected life of the plan and the expected retirement dates of the plan participants. Currently, the weighted average asset allocation across all plans targets for 65% to 73% (2014 — 64% to 71%) investment in fixed income securities, 25% to 33% (2014 — 25% to 32%) investment in equities through mutual funds, and 2% to 3% (2014 — 3% to 4%) in other investments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 20. At December 31, 2015, $339.7 (December 31, 2014 — $376.5) of our plan assets were measured using level 1 inputs of the fair value hierarchy and $25.6 (December 31, 2014 — $16.8) of our plan assets were measured using level 2 inputs of the fair value hierarchy. More than 98% of the plan assets are held with financial institutions with a Standard and Poor's long-term rating of A- or above at December 31, 2015. The remaining assets are held with financial institutions where ratings are not available. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.

        Plan assets are measured at their fair values; however, the amounts we can record for defined benefit plan assets may be restricted under IFRS. See note 2(n) for a description of this restriction. Based on a review of the terms, conditions, and statutory minimum funding requirements of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions of our pension plans exceeds the total of the fair value of plan assets net of the present value of related obligations. This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2015 or 2014.

(b)   Plan financials:

        The table below presents the market value of plan assets:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2014	2015	2014	2015
Quoted market prices:
Debt investment funds	$280.5	$267.5	71%	73%
Equity investment funds	81.4	63.9	21%	18%
Non-quoted market prices:
Other investment funds	16.8	25.6	4%	7%
Other	14.6	8.3	4%	2%

Total	$393.3	$365.3	100%	100%

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following tables provide a summary of the financial position of our pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2014	2015	2014	2015
Plan assets, beginning of year	$483.5	$393.3	$—	$—
Interest income	19.6	14.1	—	—
Actuarial gains (losses) in other comprehensive income (actual return on plan assets less interest income above)	74.5	(12.9)	—	—
Administrative expenses paid from plan assets	(0.7)	(1.1)	—	—
Employer contributions	16.3	14.0	—	—
Employer direct benefit payments	0.2	0.9	3.1	2.3
Settlement payments from plan (note 18(a))	(149.8)	(6.8)	—	—
Benefit payments from plan	(19.4)	(11.7)	—	—
Benefit payments from employer	(0.2)	(0.9)	(3.1)	(2.3)
Foreign currency exchange rate changes and other	(30.7)	(23.6)	—	—

Plan assets, end of year	$393.3	$365.3	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2014	2015	2014	2015
Accrued benefit obligations, beginning of year	$468.9	$354.3	$68.3	$73.1
Current service cost	2.8	1.7	1.9	2.0
Past service cost and settlement/curtailment losses (note 18(a))	6.4	1.0	—	0.1
Interest cost	18.6	12.5	3.2	2.6
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	(1.0)	3.8	(0.9)	0.1
— Changes in financial assumptions	56.4	(7.8)	9.3	(2.3)
— Experience adjustments	(0.6)	0.1	(0.4)	0.2
Settlement payments from plan (note 18(a))	(149.8)	(6.8)	—	—
Benefit payments from plan	(19.4)	(11.7)	—	—
Benefit payments from employer	(0.2)	(0.9)	(3.1)	(2.3)
Foreign currency exchange rate changes	(27.8)	(19.3)	(5.2)	(10.8)

Accrued benefit obligations, end of year	$354.3	$326.9	$73.1	$62.7

Weighted average duration of benefit obligations (in years)	19	19	15	14

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2014	2015	2014	2015
Accrued benefit obligations, end of year	$(354.3)	$(326.9)	$(73.1)	$(62.7)
Plan assets, end of year	393.3	365.3	—	—

Excess (deficiency) of plan assets over accrued benefit obligations	$39.0	$38.4	$(73.1)	$(62.7)

        The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31 2014			December 31 2015
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(26.1)	$(73.1)	$(99.2)	$(20.5)	$(62.7)	$(83.2)
Non-current net pension assets (note 9)	60.3	—	60.3	58.2	—	58.2
Current pension assets(i)	4.8	—	4.8	0.7	—	0.7

	$39.0	$(73.1)	$(34.1)	$38.4	$(62.7)	$(24.3)

(i)
The excess of the proceeds from the sale of the plan assets, after the purchase of the annuities for a particular Canadian pension plan (described in note 18(a)), is permitted to be used to fund future defined contribution obligations in Canada. The portion related to contributions for 2015 was reclassified to current pension assets as of December 31, 2014. At December 31, 2015, $0.7 remains available to fund our defined contribution obligations for 2016. See note 18(c) below for contributions made during the year.

        The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2013	2014	2015	2013	2014	2015
Current service cost	$2.9	$2.8	$1.7	$2.4	$1.9	$2.0
Net interest cost (income)	(1.0)	(1.0)	(1.6)	3.3	3.2	2.6
Past service cost and settlement/curtailment losses	0.1	6.4	1.0	1.6	—	0.1
Plan administrative expenses and other	1.4	0.8	1.1	—	—	—

	3.4	9.0	2.2	7.3	5.1	4.7
Defined contribution pension plan expense (note 18(c))	9.7	9.3	10.4	—	—	—

Total expense for the year	$13.1	$18.3	$12.6	$7.3	$5.1	$4.7

        We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales and SG&A expenses depending on the nature of the expenses. Our settlement loss in 2014 of $6.4 in pension plans arose as a result of annuity purchases for a particular Canadian pension plan during 2014. See note 15(c).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table outlines the actuarial gains and losses, net of tax, recognized in OCI and reclassified directly to deficit:

	Year ended December 31
	2013	2014	2015
Cumulative actuarial losses, beginning of year	$25.5	$17.9	$6.0
Actuarial losses (gains) recognized during the year(i)	(7.6)	(11.9)	7.0

Cumulative actuarial losses, end of year(ii)	$17.9	$6.0	$13.0

(i)
Net of income tax recovery of nil for 2015 (2014 — $0.2 income tax recovery; 2013 — $0.6 income tax recovery).

(ii)
Net of income tax recovery of $2.1 as at December 31, 2015 (December 31, 2014 — $2.1 income tax recovery; December 31, 2013 — $1.9 income tax recovery).

        The following percentages and assumptions were used in measuring the plans for the years ended December 31, 2013, 2014 and 2015:

	Pension Plans			Other Benefit Plans
	2013	2014	2015	2013	2014	2015
Weighted average discount rate at December 31 (i) for:
Benefit obligations	4.6	3.7	3.8	4.9	3.9	4.1
Net pension cost	4.3	4.6	3.7	4.4	4.9	3.9
Weighted average rate of compensation increase for:
Benefit obligations	3.7	3.8	3.8	4.6	4.6	4.6
Net pension cost	3.4	3.7	3.8	4.4	4.6	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	6.7	6.2	6.2
Ultimate trend	—	—	—	4.5	4.5	4.5
Year the ultimate trend rate is expected to be achieved	—	—	—	2030	2030	2030

(i)
The weighted average discount rate is determined using publicly available rates for highly-rated bonds for each country where there is a pension or non-pension benefit plan. A lower discount rate would increase the present value of the benefit obligation.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        A one percentage-point increase or decrease to one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans Year ended December 31, 2015		Other Benefit Plans Year ended December 31, 2015
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(53.1)	$69.7	$(7.7)	$9.6
Healthcare cost trend rate	$—	$—	$7.9	$(6.4)

        The sensitivity figures shown above were calculated by determining the change in the obligation as at December 31, 2015 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, primarily the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.

(c)   Plan contributions:

        In 2015, we made contributions to the pension plans of $25.3 (2014 — $25.8) of which $10.4 (2014 — $9.3) was for defined contribution plans and $14.9 (2014 — $16.5) was for defined benefit plans. A portion of the contributions for our defined contribution plans in 2015 was funded from the excess proceeds on the liquidation of one of our Canadian pension plans in 2014. See note 18(a) above. We may, from time-to-time, make voluntary contributions to the pension plans. In 2015, we made aggregate contributions to the non-pension post-employment benefit plans of $2.3 (2014 — $3.1) to fund benefit payments.

        We currently estimate that our 2016 contributions will be $13.0 for defined benefit pension plans, $10.4 for defined contribution pension plans, and $2.9 for our non-pension post-employment benefit plans. Our actual contributions could differ materially from these estimates.

19.   INCOME TAXES:

	Year ended December 31
	2013	2014	2015
Current income tax expense (recovery):
Current year	$28.8	$25.3	$40.5
Adjustments for prior years, including changes to net provisions related to tax uncertainties	(11.9)	(15.6)	(1.8)

	16.9	9.7	38.7
Deferred income tax expense (recovery):
Origination and reversal of temporary differences(i)	(10.7)	89.7	2.3
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years(i)	6.5	(83.0)	1.2

	(4.2)	6.7	3.5

Income tax expense	$12.7	$16.4	$42.2

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense at the effective tax rate is as follows:

	Year ended December 31
	2013	2014	2015
Earnings before income taxes	$130.7	$124.6	$109.1
Income tax expense at Celestica's statutory income tax rate of 26.5% (2014 and 2013 — 26.5%)	$34.7	$33.0	$28.9
Impact on income taxes from:
Manufacturing and processing deduction	(0.6)	(0.6)	(0.6)
Foreign income taxed at different rates(i)	(17.9)	75.6	(19.9)
Foreign exchange	(27.6)	(11.7)	3.4
Goodwill impairment	—	13.4	—
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties	(41.6)	(10.5)	15.1
Change in unrecognized tax losses and deductible temporary differences(i)	65.7	(82.8)	15.3

Income tax expense	$12.7	$16.4	$42.2

(i)
These line items for 2014 in the two tables above were impacted by an internal loan reorganization which we completed during 2014, whereby certain inter-company loans were forgiven. There was no net impact to our consolidated deferred tax provisions for 2014.

        Our effective tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in lower tax jurisdictions, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

        During 2015, we recorded a net income tax expense of $42.2 which was negatively impacted by taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency), which resulted in a net income tax expense of $12.2 for 2015. Of the $12.2 net income tax expense attributable to taxable foreign exchange impacts for 2015, $4.5 were deferred tax costs primarily related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the current period-end exchange rates, while the remaining $7.7 were primarily cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes. There was no net tax impact associated with the $12.2 non-cash impairment charge we recorded in the fourth quarter of 2015. See note 15(b).

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Changes in deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2014	$3.9	$6.9	$—	$96.3	$18.1	$8.8	$(88.7)	$45.3
Credited (charged) to net earnings	(3.9)	(5.3)	—	(25.2)	(9.0)	6.3	—	(37.1)
Credited (charged) directly to equity	—	—	—	—	—	0.9	—	0.9
Effects of foreign exchange	—	(0.3)	—	(9.4)	—	(0.5)	—	(10.2)
Other	—	7.9	—	15.0	(9.1)	9.8	14.8	38.4

Balance — December 31, 2014	—	9.2	—	76.7	—	25.3	(73.9)	37.3
Credited (charged) to net earnings	—	2.7	—	(21.5)	—	(3.4)	—	(22.2)
Credited (charged) directly to equity	—	—	—	—	—	(0.2)	—	(0.2)
Effects of foreign exchange	—	(1.1)	—	(7.4)	—	(0.9)	—	(9.4)
Other	—	—	—	—	—	—	34.6	34.6

Balance — December 31, 2015	$—	$10.8	$—	$47.8	$—	$20.8	$(39.3)	$40.1

Deferred tax liabilities:
Balance — January 1, 2014	$105.4	$—	$1.2	$—	$—	$—	$(88.7)	$17.9
Charged (credited) to net earnings	(36.6)	—	(0.5)	—	6.7	—	—	(30.4)
Charged (credited) directly to equity	—	—	(0.2)	—	—	—	—	(0.2)
Effects of foreign exchange	(9.4)	—	—	—	0.8	—	—	(8.6)
Other	—	—	23.6	—	—	—	14.8	38.4

Balance — December 31, 2014	59.4	—	24.1	—	7.5	—	(73.9)	17.1
Charged (credited) to net earnings	(21.4)	—	0.1	—	2.6	—	—	(18.7)
Charged (credited) directly to equity	—	—	(0.1)	—	—	—	—	(0.1)
Effects of foreign exchange	(7.4)	—	—	—	0.3	—	—	(7.1)
Other	—	—	—	—	—	—	34.6	34.6

Balance — December 31, 2015	$30.6	$—	$24.1	$—	$10.4	$—	$(39.3)	$25.8

(i)
This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.

        The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2015 is $1,716.8 (December 31, 2014 — $1,940.8). We have not recognized deferred tax assets in respect of these items because, based on management's estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of these tax losses expires between 2017 and 2035 and a portion can be carried forward indefinitely to offset taxable profits. The deductible temporary differences do not expire under current tax legislation.

        The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $0.8 (December 31, 2014 — $1.3).

        We have not recorded any deferred tax assets related to tax losses realized in the current or prior year for any of our subsidiaries. We recognize deferred tax assets based on our estimate of the future taxable profit we expect our subsidiaries to achieve based on our review of financial projections.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Certain countries in which we do business grant tax incentives to attract or retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

        Our tax incentives currently consist of tax holidays for the profits of our Thailand and Laos subsidiaries, as well as tax incentives for dividend withholding taxes for these subsidiaries. These tax incentives are subject to certain conditions with which we intend to comply, and expire between 2019 and 2028. We were granted tax incentives for our Malaysian subsidiaries from 2010 to 2014, however, we did not benefit from any Malaysian tax incentives for 2015 (see discussion below). The aggregate tax benefit arising from all of our tax incentives was approximately $11.6 or $0.07 per diluted share for 2015, $45.6 or $0.25 per diluted share for 2014, and $19.8 or $0.11 per diluted share for 2013.

        Our Malaysian income tax incentives expired as of the end of 2014, and certain Thailand income tax incentives transitioned from a full tax exemption to a partial tax exemption during the third quarter of 2015. While negotiations for Malaysian incentives are ongoing, we currently expect to be granted new pioneer incentives for only limited portions of our Malaysian business. As a result, we recorded Malaysian income taxes at full statutory tax rates in 2015. As we continue to negotiate tax incentives with Malaysian authorities, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted. We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption and after a certain number of years will transition to a 50% income tax exemption. Upon expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. During the third quarter of 2015, one of our Thailand income tax incentives transitioned to the 50% income tax exemption phase. Had this transition occurred on January 1, 2015, the current tax expense for 2015 on profits related to this incentive would have been approximately $3. Our current Thailand tax incentives expire between 2019 and 2028.

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

20.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

        Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. There have been no significant changes to the source of our inputs since December 31, 2014.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Cash and cash equivalents are comprised of the following:

	December 31
	2014	2015
Cash	$397.2	$476.1
Cash equivalents	167.8	69.2

	$565.0	$545.3

        Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2015 a Standard and Poor's short-term rating of A-1 or above.

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

(a)   Currency risk:

        Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. We attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

        Our major currency exposures at December 31, 2015 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes from the table below. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2015.

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$4.0	$5.5	$1.0
Accounts receivable and other financial assets	1.1	27.3	0.2
Accounts payable and certain accrued and other liabilities and provisions	(34.7)	(15.1)	(14.8)

Net financial assets (liabilities)	$(29.6)	$17.7	$(13.6)

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Foreign currency risk sensitivity analysis:

        The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2015. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.2	$(0.2)	$0.1
Other comprehensive income	1.2	0.1	0.7
1% Weakening
Net earnings	(1.2)	0.2	(0.1)
Other comprehensive income	(1.1)	(0.1)	(0.7)

(b)   Interest rate risk:

        We amended our credit facility in May 2015 to add the Term Loan and to extend the maturity of the entire facility to May 2020. Borrowings under the Term Loan and Revolving Facility bear interest for the term of the outstanding loan or the period of the draw, respectively, at specified rates plus specified margins (see note 11). Our borrowings under this facility, which at December 31, 2015 totalled $262.5 (December 31, 2014 — no amounts outstanding), expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $262.5 at December 31, 2015, by $2.6 annually.

(c)   Credit risk:

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe the credit risk of counterparty non-performance is low. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had a Standard and Poor's rating of A-2 or above at December 31, 2015. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we have our accounts receivable sales program had a Standard and Poor's short-term rating of A-2 or above and a long-term rating of BBB+ or above at December 31, 2015. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan for certain Canadian employees in 2014 (discussed in note 18) had an A.M. Best or Standard and Poor's long-term rating of A or above at December 31, 2015.

        We also provide unsecured credit to our customers in the normal course of business. Exposures that potentially subject us to credit risk include our accounts receivable, inventory on hand, and non-cancelable purchase orders in support of customer demand. We attempt to mitigate this risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We consider credit risk in determining our estimates of reserves for potential credit losses. The carrying amount of financial assets recorded in the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.

        At December 31, 2015, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $3.1 at December 31, 2015 (December 31, 2014 — $2.5).

(d)   Liquidity risk:

        Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities and an accounts receivable sales program. Since our accounts receivable sales program is conducted on an uncommitted basis, there can be no assurance that any participant bank will purchase all the accounts receivable that we wish to sell under this program. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under the Revolving Facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

Fair values:

        We used the following methods and assumptions to estimate the fair value of each class of financial instruments:

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and provisions, and borrowings under the Revolving Facility approximate the fair values of these financial instruments due to the short-term nature of these instruments. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. The carrying value of the outstanding cash advances receivable from the Solar Supplier approximates their fair value due to their relatively short term to maturity. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on a discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending on whether the fair values are in liability or asset positions, respectively.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

	December 31, 2014			December 31, 2015
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$47.7	$—	$47.7	$36.3	$—	$36.3
Derivatives — foreign currency forward contracts	—	3.6	3.6	—	2.8	2.8

	$47.7	$3.6	$51.3	$36.3	$2.8	$39.1

Liabilities:
Derivatives — foreign currency forward contracts	$—	$(18.6)	$(18.6)	$—	$(26.8)	$(26.8)

        See note 18 for the input levels used to measure the fair value of our pension assets.

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Foreign currency forward contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of our financial instruments using level 3 (unobservable) inputs. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2015 or 2014.

Derivatives and hedging activities:

        We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow and balance sheet exposures. At December 31, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$279.6	$0.76	14	$(13.7)
Thai baht	98.4	0.03	12	(4.4)
Malaysian ringgit	73.7	0.25	12	(4.1)
Mexican peso	27.6	0.06	14	(1.4)
British pound	129.0	1.50	4	1.3
Chinese renminbi	74.6	0.15	12	(1.0)
Euro	52.9	1.11	12	0.3
Romanian leu	14.7	0.25	12	(0.5)
Singapore dollar	21.2	0.72	12	(0.5)
Other	5.0		4	—

Total	$776.7			$(24.0)

        At December 31, 2015, the fair value of these outstanding contracts was a net unrealized loss of $24.0 (December 31, 2014 — net unrealized loss of $15.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2015 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2015, we recorded $2.8 of derivative assets in other current assets and $26.8 of derivative liabilities in accrued and other current liabilities and other non-current liabilities (December 31, 2014 — $3.6 of derivative assets in other current assets and $18.6 of derivative liabilities in accrued and other current liabilities

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly certain Canadian dollar and British pound sterling contracts, and have marked these contracts to market each period in our consolidated statement of operations.

21.   CAPITAL DISCLOSURES:

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments we determine are required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program and capital stock.

        We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. In 2015, we amended our $300.0 revolving credit facility (which was scheduled to mature in October 2018) to add the Term Loan to fund a portion of our share repurchases under the SIB, and to extend the maturity of the entire facility to May 2020. The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. See note 11. We also have access to $70.0 in intraday and overnight bank overdraft facilities, and we may sell up to $250.0 in accounts receivable on an uncommitted basis under an accounts receivable sales program to provide short-term liquidity. At December 31, 2015, $50.0 of our accounts receivable were sold under our accounts receivable sales program and we had $25.0 outstanding under the Revolving Facility. At December 31, 2015, we also had $27.2 outstanding in letters of credit under the Revolving Facility. We are required to comply with certain restrictive covenants in respect of our credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants relating to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowing under this facility. We closely monitor our business performance to evaluate compliance with our restrictive and financial covenants. We were in compliance with all restrictive and financial covenants under our credit facility as of December 31, 2015. We continue to monitor and review the most cost-effective methods of raising capital, taking into account these restrictions and covenants. The term of our accounts receivable sales program has been annually extended by amendment for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement governing the program. See note 4. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we intend to sell to it under this program. The timing and amounts we may borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

        We commenced an NCIB in each of 2013 and 2014, pursuant to which we repurchased and cancelled 4.1 million, 8.5 million, and 6.1 million subordinate voting shares in 2013, 2014 and 2015, respectively. In 2015, we also completed the SIB pursuant to which we repurchased and cancelled 26.3 million subordinate voting shares. See note 12. In addition, we have purchased subordinate voting shares from time-to-time in the open market through a trustee for delivery under our stock-based compensation plans. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.

        Our strategy on capital risk management has not changed significantly since the end of 2014. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

22.   WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2013	2014	2015
Weighted average number of shares (basic)	183.4	178.4	155.8
Dilutive effect of outstanding awards under stock-based compensation plans	2.0	2.0	2.1

Weighted average number of shares (diluted)	185.4	180.4	157.9

        For the year ended December 31, 2015, we excluded 0.1 million of stock-based awards (year ended December 31, 2014 — 0.3 million; year ended December 31, 2013 — 2.8 million) from the diluted weighted average per share calculation as they were out-of-the-money.

        References to shares in this note 22 are to our subordinate voting shares and our multiple voting shares taken collectively.

23.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2015, we have future minimum lease payments as follows:

	Operating Leases	Finance Leases
2016	$25.6	$4.8
2017	22.0	4.5
2018	15.4	4.5
2019	10.0	4.5
2020	5.2	2.4
Thereafter	7.5	—

Total future minimum lease payments		$20.7
Less: amount representing interest		(1.7)

Present value of future minimum lease payments (note 11)		$19.0
Less: current portion of finance lease obligations		4.1

Long-term portion of finance lease obligations		$14.9

        Our operating lease commitments primarily relate to premises, and our finance lease commitments relate to equipment acquired for our solar operations in Asia (see notes 3 and 11). As at December 31, 2015, we had committed $32.3 for capital expenditures, principally for machinery and equipment to support new customer programs.

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we have provided to various third parties. The foregoing, which are all guarantees, cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2015, these guarantees amounted to $35.7 (December 31, 2014 — $38.5), including $27.2 (December 31, 2014 — $28.5) of letters of credit outstanding under the Revolving Facility.

        We are also required to make contributions under our pension and non-pension post-employment benefit plans (see note 18), and quarterly mandatory principal repayments under the Term Loan (see note 11). See note 20 for our obligations under the foreign exchange contracts we held at December 31, 2015.

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

        In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court for the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs alleged violations of United States federal securities laws and sought unspecified damages. They alleged that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants' motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court's dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs' motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court's February 21 order. Defendants opposed plaintiffs' renewed motion on May 5, 2014 on the grounds that the plaintiffs were not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs' motion for partial summary judgment, but granted plaintiffs' motion on market efficiency. The District Court also granted plaintiffs' renewed class certification motion and certified plaintiffs' revised class. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case, which was subsequently formalized in a Stipulation and Agreement of Settlement dated April 17, 2015. On April 17, 2015, the plaintiffs submitted the settlement to the District Court seeking preliminary approval of the settlement and of the form of notice to be issued to class members. On May 6, 2015, the District Court preliminarily approved the settlement as fair, reasonable and adequate, and directed the issuance of notice to class members. On July 28, 2015, the District Court held a settlement approval hearing at which it granted final approval to the settlement. The time for any person to appeal the District Court's order approving the settlement has expired without any such appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers.

        Parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

defendants' motion to strike, but dismissed the defendants' limitation period argument. The defendants' appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants' appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs' common law claims. No party appealed that decision. We will be seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff has initiated a second motion to certify its common law claims, even though those claims were denied certification in February 2014. We believe that the February 2014 decision is final and binding and that any attempt to re-open certification of the common law claims is without merit. There can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

Income taxes:

        We are subject to tax audits globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

        Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $14 to $18 at year-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal; however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $29 at year-end exchange rates).

        Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $24 at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 and the relevant tax costs related to the foreign exchange gains has been accrued as at December 31, 2015.

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

        The following table indicates revenue by end market as a percentage of total revenue for the years indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers' products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Year ended December 31
	2013	2014	2015
Communications	42%	40%	40%
Consumer	6%	5%	3%
Diversified	25%	28%	29%
Servers	13%	9%	10%
Storage	14%	18%	18%

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table details our external revenue allocated by manufacturing location among countries that generated in excess of 10% of total revenue for the years indicated:

	Year ended December 31
	2013	2014	2015
Thailand	34%	33%	33%
China	19%	23%	23%
Malaysia	13%	14%	14%

        The following table details our allocation of property, plant and equipment, intangible assets and goodwill among countries that exceeded 10% of total property plant and equipment, intangible assets and goodwill for the years indicated:

	December 31
	2014	2015
China	22%	23%
Canada	10%	*
Thailand	16%	23%
United States	16%	14%
Malaysia	19%	17%

*
Less than 10% in 2015

Customers:

        We had three customers that individually represented more than 10% of total revenue in 2015. In aggregate, those customers comprised 38% of total revenue. At December 31, 2015, we had two customers that individually represented more than 10% of total accounts receivable.

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

QuickLinks

TABLE OF CONTENTS
Part I.
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
CELESTICA INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015
  Item 6. Directors, Senior Management and Employees
Outstanding Options
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities
Part II.
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. [Reserved]
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
Part III.
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