Form 20-F
period 2016-12-31
CELESTICA INC
filed 2017-03-13
CIK 1030894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒  Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016
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
Lisa Headrick
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

121,946,990 Subordinate Voting Shares	0 Preference Shares
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

ii

 Part I.

        In this Annual Report on Form 20-F for the year ended December 31, 2016 (referred to herein as "this Annual Report"), "Celestica", the "Corporation", the "Company", "we", "us" and "our" refer to Celestica Inc. and its subsidiaries.

        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2016. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$1.3243.

        Unless we indicate otherwise, all information in this Annual Report is stated as of February 15, 2017.

Forward-Looking Statements

        Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), including, without limitation, statements related to: our future growth; trends in the electronics manufacturing services ("EMS") industry; our anticipated financial and/or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, and capital expenditures, including the anticipated timing thereof, and our ability to fund and the method of funding these costs, capital expenditures and other anticipated working capital requirements; the anticipated repatriation of undistributed earnings from foreign subsidiaries; the impact of tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the pace of technological changes, customer outsourcing and program transfers, and the global economic environment on customer demand; the possibility of future impairments of property, plant and equipment, goodwill or intangible assets; the timing and extent of the expected recovery of cash advances made to a former solar cell supplier; the anticipated termination and settlement of our solar equipment leases; changes in the composition of our end markets commencing with the period ending March 31, 2017; the impact of the Term Loan (defined herein) on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the "Toronto Real Property Transactions"); if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the transition costs for such expected relocation; the impact of the June 2016 referendum by British voters advising for the exit of the United Kingdom from the European Union ("Brexit") and the results of the recent U.S. presidential election on the economy, financial markets, currency exchange rates and potentially our business; the expected impact of the loss of a consumer end-market customer; the timing of an anticipated program transfer to us; expected prolonged adverse market conditions in the solar industry; and the impact of the acquisition of the assets of Karel (defined herein). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

        Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions,

1

forecasts or projections expressed in such forward-looking statements, including, as is described in more detail in Item 3(D), "Key Information — Risk Factors" and elsewhere in this Annual Report, risks related to:

  •
  our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture;

  •
  changes in our mix of customers and/or the types of products or services we provide;

  •
  price and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry;

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

  •
  customer, competitor and/or supplier consolidation;

  •
  changing commodity, material and component costs as well as labor costs and conditions;

  •
  disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control (including as a result of Brexit and/or significant developments stemming from the recent U.S. presidential election);

  •
  retaining or expanding our business due to execution issues relating to the ramping of new and existing programs or new offerings;

  •
  the incurrence of future impairment charges;

  •
  recruiting or retaining skilled talent;

  •
  transitions associated with our Global Business Services ("GBS") initiative, our Organizational Design ("OD") initiative, and/or other changes to our company's operating model;

  •
  current or future litigation, governmental actions, and/or changes in legislation;

  •
  the operating performance and financial results of our semiconductor business;

  •
  the timing and extent of recoveries from the sale of inventory and manufacturing equipment relating to our exit from the solar panel manufacturing business;

  •
  delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components;

  •
  non-performance by counterparties (including our ability to recover amounts outstanding from a former solar supplier);

  •
  our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or the recent U.S. presidential election;

  •
  our dependence on industries affected by rapid technological change;

  •
  the variability of revenue and operating results;

  •
  managing our global operations and supply chain;

  •
  increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits;

  •
  completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions;
2

  •
  defects or deficiencies in our products, services or designs;

  •
  computer viruses, malware, hacking attempts or outages that may disrupt our operations;

  •
  any failure to adequately protect our intellectual property or the intellectual property of others;

  •
  compliance with applicable laws, regulations and social responsibility initiatives;

  •
  our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities;

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

        These and other material risks and uncertainties are discussed in our public filings, which can be found at www.sedar.com and www.sec.gov, including in this Annual Report, and subsequent reports on Form 6-K furnished to the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

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

  •
  the pace of change in our traditional end markets and our ability to retain programs and customers;

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

  •
  technological developments;

  •
  the timing and extent of recoveries from the sale of inventory and manufacturing equipment related to our exit from the solar panel manufacturing business, and our ability to recover amounts outstanding from a former solar supplier;

  •
  the timing, execution and effect of restructuring actions;

  •
  our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and

  •
  our ability to diversify our customer base, and develop new capabilities.

        Our assumptions and estimates are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above and elsewhere in this Annual

3

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects", the Consolidated Financial Statements in Item 18 and the other information in this Annual Report. The selected financial data presented below is derived from our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). See Item 18. No dividends have been declared by the Corporation.

	Year ended December 31
	2012	2013	2014	2015	2016
	(in millions, except per share amounts)
Consolidated Statements of Operations Data(1):
Revenue	$6,507.2	$5,796.1	$5,631.3	$5,639.2	$6,016.5
Cost of Sales(1)	6,068.8	5,406.6	5,225.9	5,248.1	5,588.9

Gross profit(1)	438.4	389.5	405.4	391.1	427.6
Selling, general and administrative expenses (SG&A), including research and development(2)	252.2	239.7	230.0	230.7	236.0
Amortization of intangible assets	11.3	12.2	10.6	9.2	9.4
Other charges(3)	59.5	4.0	37.1	35.8	25.5

Earnings from operations(1)	115.4	133.6	127.7	115.4	156.7
Refund Interest Income(4)	—	—	—	—	(14.3)
Finance costs(5)	3.5	2.9	3.1	6.3	10.0

Earnings before income taxes(1)	111.9	130.7	124.6	109.1	161.0
Income tax expense (recovery)	(5.8)	12.7	16.4	42.2	24.7

Net earnings(1)	$117.7	$118.0	$108.2	$66.9	$136.3

Other Financial Data:
Basic earnings per share	$0.56	$0.64	$0.61	$0.43	$0.96
Diluted earnings per share	$0.56	$0.64	$0.60	$0.42	$0.95
Property, plant and equipment and computer software cash expenditures	$105.9	$52.8	$61.3	$62.8	$64.1
Shares used in computing per share amounts (in millions):
Basic	208.6	183.4	178.4	155.8	141.8
Diluted	210.5	185.4	180.4	157.9	143.9
4

	As of December 31
	2012	2013	2014	2015	2016
	(in millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$550.5	$544.3	$565.0	$545.3	$557.2
Working capital(6)	911.8	1,011.3	1,049.9	990.6	1,100.8
Property, plant and equipment	337.0	313.6	312.4	314.6	302.7
Total assets	2,658.8	2,638.9	2,583.6	2,612.0	2,822.3
Borrowings under credit facility(7)	55.0	—	—	262.5	227.5
Capital stock	2,774.7	2,712.0	2,609.5	2,093.9	2,048.2
Total equity(1)	1,322.7	1,402.0	1,394.9	1,091.0	1,238.8

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

Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 19, Employee Benefits, which required a retroactive restatement of prior periods related to unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit. As at December 31, 2012, we decreased our post-employment benefit obligations and our deficit by $6.0 million. The impact on our net earnings for 2012 was not significant. Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations in other comprehensive income and to reclassify the amounts to deficit. Our actuarial losses on pension and non-pension post-employment benefit plans for 2012 increased by $0.7 million.

(2)
SG&A expenses include research and development costs of $24.9 million in 2016, $23.2 million in 2015, $19.7 million in 2014, $17.4 million in 2013, and $15.2 million in 2012.

(3)
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

Other charges in 2014 totaled $37.1 million, comprised primarily of: (a) a non-cash impairment of $40.8 million against the goodwill of our semiconductor business resulting from our annual impairment assessment; and (b) a non-cash settlement loss of $6.4 million relating to a certain pension plan, offset, in part, by: (i) an $8.0 million recovery of damages resulting from the settlement of class action lawsuits in which we were a plaintiff; and (ii) a $2.1 million net reversal of restructuring charges. See note 16 to the Consolidated Financial Statements in Item 18.

Other charges in 2015 totaled $35.8 million, comprised primarily of: (a) $23.9 million in restructuring charges, and (b) an aggregate non-cash impairment of $12.2 million against the property, plant and equipment of our CGUs in Japan and Spain (recorded in the fourth quarter of 2015). See note 16 to the Consolidated Financial Statements in Item 18.

Other charges in 2016 totaled $25.5 million, comprised of: (a) $31.9 million in restructuring charges, offset in part by (b) $6.4 million, consisting primarily of net legal recoveries we received. See note 16 to the Consolidated Financial Statements in Item 18.

(4)
Refund interest income represents the refund of interest on cash then-held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in the second half of 2016. See notes 17, 20 and 24 to the Consolidated Financial Statements in Item 18.

(5)
Finance costs are comprised primarily of interest expenses and fees related to our credit facility (including our Term Loan commencing in 2015), our accounts receivable sales program, and a customer supplier financing program. See notes 5 and 12 to the Consolidated Financial Statements in Item 18.

(6)
Calculated as current assets less current liabilities.

(7)
Borrowings under our credit facility do not include our finance lease obligations.
5

Exchange Rate Information

        The rate of exchange as of February 15, 2017 for the conversion of one Canadian dollar into United States dollars was U.S.$0.7644 and for the conversion of one United States dollar into Canadian dollars was C$1.3082. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the Federal Reserve's website (http://www.federalreserve.gov).

	2012	2013	2014	2015	2016
Average	0.9995	1.0300	1.1043	1.2791	1.3243

	February 2017 (through February 15)	January 2017	December 2016	November 2016	October 2016	September 2016
High	1.3166	1.3437	1.3555	1.3581	1.3403	1.3247
Low	1.3003	1.3030	1.3119	1.3335	1.3105	1.2843

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

We are dependent on a limited number of customers and end markets. We are also dependent on our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture. A decline in revenue from, or the loss of, any significant customer, or a change in the mix of customers and/or the types of products or services we provide, could have a material adverse effect on our financial condition and operating results.

        Our customers include original equipment manufacturers ("OEMs") and service providers. We depend upon a small number of customers for a significant portion of our revenue. During 2016, two customers (each of 2015 and 2014 — three customers) individually represented more than 10% of our total revenue, and our top 10 customers represented 68% (2015 — 67%; 2014 — 65%) of our total revenue. We also remain dependent upon revenue from our traditional end markets (Communications, Servers and Storage), which represented 68% of our consolidated revenue in 2016 (2015 — 68%; 2014 — 67%). We continue to focus on expanding beyond these traditional end markets by growing our Diversified businesses (which represented 30% of our consolidated revenue in 2016) and adding new capabilities.

        Demand can be volatile across our end markets. Rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments, as well as the proliferation of software-defined networks and storage, increased competition, the oversupply of products, pricing pressures, and the volatility of the economy, are all contributing factors.

        A decline in revenue from, or the loss of, any significant customer could have a material adverse effect on our financial condition and operating results. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, the ramping of new programs may take from several months to more than a year before production starts and significant up-front investments and increased working capital requirements may be required. During this start-up period, these programs may generate losses or may not achieve the expected financial performance due to production ramp inefficiencies, lower than expected volume, or delays in ramping to volume. Our customers may significantly change these programs, or even cancel them altogether, due to changes in end-market demand or changes in the actual or anticipated success of their products in the marketplace. See "Our revenue and operating results may vary significantly from period to period" below.

        The mix of our customers and the types of products or services we provide to these customers may have an impact on our operating results from period-to-period. For example, a change in the mix of products we manufactured for a particular customer in 2016 impacted our operating results for the year, as new programs for such customer were more competitively priced then past programs. In addition, certain of our customer agreements require us to provide specific price reductions over the contract term, which may negatively impact our operating results to the extent we cannot offset such price reductions by lowering our costs, through operational efficiencies, or otherwise.

        To reduce our reliance on any one customer or end market, we continue to target new customers and services, including a continued focus on the expansion of business in our Diversified end market (which in 2016 was comprised of aerospace and defense, industrial, healthcare, smart energy, and semiconductor equipment), and exploring acquisition opportunities. We also remain focused on expanding revenue in our higher value-added services, such as design and development, engineering, supply chain management and after-market services, and have de-emphasized our lower margin business, including our consumer portfolio.

        Although revenue from our Diversified end market has increased in recent years, our operating results in this end market have been negatively impacted by the costs associated with ramping new business, and most recently, solar panel manufacturing overcapacity, leading to our decision in the fourth quarter of 2016 to exit from the solar panel manufacturing business. See "We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results" below.

        Notwithstanding our expansion efforts, we remain dependent on our traditional end markets for a significant portion of our revenue, which are subject to the various factors described above and continue to experience slower growth rates and increased pricing pressures. Failure to secure business from existing or new customers in our traditional or other end markets would adversely impact our operating results.

        There can be no assurance that our efforts to secure new customers and programs in our traditional or new markets, including the impact of acquisitions, will succeed in reducing our customer concentration. Acquisitions are also subject to integration risk, and revenues and margins could be lower than we anticipate.

        Our operating results are also highly dependent upon our customers' ability to compete and succeed in the marketplace with the products we manufacture. Certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results. See "Our customers may be negatively affected by rapid technological changes, shifts in business strategy and/or the emergence of new business models."

        All of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period.

        We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.

        We operate in a highly competitive industry. Our competitors include Benchmark Electronics, Inc., Flex Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus, and original design manufacturers ("ODMs"). In recent years, we have expanded our joint design and manufacturing ("JDM") offering, which encompasses advanced technology design solutions that customers can tailor to their specific platform applications. We may face increased competition from ODMs, who also specialize in providing internally designed products and manufacturing services, as well as component and sub-system suppliers, distributors and/or systems integrators. As part of our JDM offering, we also provide complete hardware platform solutions, which may compete with those of our customers. Offering products or services to customers that compete with the offerings of other customers may negatively impact our relationship with, or result in a loss of business from, such other customers. We face indirect competition from the manufacturing operations of our current and prospective customers, as these companies may choose to manufacture products internally rather than outsource to EMS providers, or they may choose to insource previously outsourced business, particularly where internal excess capacity exists. In addition to the foregoing, we may face increasing competition from distribution and logistics providers expanding their services across the supply chain.

        The competitive environment in our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and provide a broader range of services than we offer. While we continue to increase our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs and a continued aggressive pricing environment. Additionally, our current or potential competitors may: increase or shift their presence in new lower-cost regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; develop or acquire services comparable or superior to those we develop; combine or merge to form larger competitors; or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements. In addition, our competitors may be more effective than we are in investing in IT solutions to differentiate their offerings to capture a larger share of the market. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble, such as metal or plastic parts and enclosures, backplanes, circuit boards, cabling and related products. This expanded capability may provide them with a competitive advantage and greater cost savings and may lead to more aggressive pricing for electronics manufacturing services. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses or customer disengagements). We may not be able to compete successfully against our current and future competitors.

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

        For example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies could have an adverse impact on our business. Other examples include the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the prevalence of solid state or flash memory technology as a replacement for hard disk drives, as well as the proliferation of software-defined networks and software-defined storage, any or all of which could adversely impact our business. The highly competitive nature of our customers' products and services could also drive further consolidation among OEMs, and result in product line consolidation that could adversely impact our customer relationships and our revenue. Including as a result of the foregoing, certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results.

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

        We intend to expand our presence in new end markets and expand our capabilities in existing markets and technologies, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies or acquisitions of selected assets. We have also completed numerous strategic transactions with our customers, under which we have acquired inventory, equipment and/or other assets from certain customers; hired employees of such customers; leased or acquired a manufacturing site of such customers; and simultaneously entered into multi-year manufacturing and supply agreements for the production of their products. Potential challenges related to these acquisitions and transactions include: integrating acquired operations, systems and businesses; meeting customers' expectations as to volume, product quality and timeliness; retaining customer, supplier, employee or other business relationships of acquired operations; addressing unforeseen liabilities of acquired businesses; limited experience with new technologies and markets; failure to realize anticipated benefits, such as cost savings and revenue enhancements; failure to achieve anticipated business volumes or operating margins; valuation methodologies not accurately capturing the value of the acquired business; the effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired businesses; incurring potentially substantial transaction costs associated with these transactions; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; overpayment for an acquisition; and potential impairments resulting from post-acquisition deterioration in, or reduced benefit from, an acquired business. While we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds, and the indemnitors may not have the ability to financially support the indemnity. Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Any delay or failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and may require us to write-down the carrying value of any related goodwill and intangible assets in periods subsequent to the acquisitions. For example, in 2014, we recorded a $40.8 million impairment to the goodwill of our semiconductor business. In addition, there is no assurance that we will find suitable acquisition targets, that we will be able to consummate any such transactions on terms and conditions acceptable to us, or that we will be able to fund any such acquisitions with existing cash resources. Acquisitions may also involve businesses we are not familiar with, and expose us to additional business risks that are different than those we have traditionally experienced or anticipated at the time of acquisition. In addition, increased costs associated with new hires we intend to retain to support our pursuit of acquisitions and/or other strategic opportunities may not result in the consummation of any such transactions, and such costs are expected to adversely impact our operating results.

We continue to operate in an uncertain global economic environment.

        Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit, and the European, Asian and the U.S. financial markets have contributed to increased economic uncertainty. Brexit and the recent U.S. presidential election have contributed to such uncertainty. See "Our operations could be adversely affected by global or local events outside our control" and "Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business, results of operations and financial condition" below. Changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries. Uncertain global economies have adversely impacted, and may continue to unpredictably impact, currency exchange rates. See "We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks." Financial market instability may result in lower returns on our financial investments, and lower values on some of our assets. Alternately, inflation may lead to higher costs for labor and materials and/or increase our costs of borrowing and raising capital. Uncertainty surrounding the global economic environment and geo-political outlook may impact current and future demand for some of the products we manufacture or services we provide, the financial condition of our customers or suppliers, as well as the number and pace of customer consolidations. If the foregoing impacts the financial condition of our customers, they may delay payments to us or request extended payment terms, which could have an adverse effect on our financial condition and working capital. If the foregoing impacts the financial condition of our suppliers, this may have an adverse effect on our operations, financial condition and/or customer relationships.

        We cannot predict the precise nature, extent, or duration of these economic conditions, or whether economic and financial trends will worsen or improve. A deterioration in the economic environment may accelerate the effect of the various risk factors described in this Annual Report and could result in other unforeseen events that may adversely impact our business and financial condition.

Our operations could be adversely affected by global or local events outside our control.

        Our operations and those of our customers, component suppliers and/or our logistics partners may be disrupted by global or local events outside our control, including: natural disasters and related disruptions; political instability; terrorism; armed conflict; labor or social unrest; criminal activity; disease or illness that affects local, national or international economies; unusually adverse weather conditions; and other risks present in the jurisdictions in which we, our customers, our suppliers and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. Any such disruption could lead to higher costs, supplier shortages, delays in the delivery of components to us, and/or our inability to provide finished products or services to our customers, any of which could adversely affect our operating results materially. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding, earthquakes or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate (or any) coverage should such events occur.

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

        The June 2016 Brexit referendum led to, among other things, volatility in currency exchange rates that resulted in the strengthening of the U.S. dollar against foreign currencies in which we conduct business. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the United Kingdom from the European Union would have (if it occurs) and how such withdrawal would affect us, our customers and their demand for our services. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition. Also see "Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business, results of operations and financial condition" for a discussion of uncertainties with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the United States, particularly from Mexico, Canada and China, as a result of the recent

U.S. presidential election, and how changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we and/or our customers or suppliers operate, could materially adversely affect, among other things, the supply chain strategies of our customers, the pace of outsourcing in our industry, the economy (including inflationary trends) and our business, results of operations and financial condition.

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

Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business, results of operations and financial condition.

        The outcome of the recent U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States, has created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the United States, particularly from Mexico, Canada and China. We currently ship a significant portion of our worldwide production into the U.S. from other countries. Changes to U.S. laws or policies (as described above or otherwise) may impact the supply chain strategies of, as well as the pace of outsourcing by, U.S. customers in the future, including the possibility of such customers insourcing programs that were previously outsourced (including to companies like ours). It is unknown at this time to what extent new laws will be passed or pending or new regulatory proposals will be adopted, if any, or the effect that such passage or adoption may have on the economy and/or our business. However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition.

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

        We may also encounter difficulties in ramping and executing new programs. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.

        For example, we expanded our Diversified end market offerings (through acquisitions) to include semiconductor capital equipment commencing in 2011. Our semiconductor business has previously been negatively impacted by volatility in customer demand, the cost of our investments, operational inefficiencies, commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs, resulting in operating losses, impairment losses and restructuring charges. Although our revenue and operating results in our semiconductor business improved in 2016 as compared to 2015, demand volatility in this market, as well as the costs, terms, timing and challenges of ramping new programs may in future periods adversely impact the revenue and profitability of this business, as well as our financial position and cash flows. Any failure to realize future revenues at an appropriate profit margin could result in additional restructuring actions and/or impairment losses in future periods for this business.

        In addition, we incurred higher than expected costs in our solar panel manufacturing operations during 2015, primarily due to ramping delays and operational inefficiencies at our new solar site in Asia. Furthermore, recent negative market factors, including a global oversupply of solar panels and the related slowing of demand in 2016, resulted in, among other things, unprecedented declines in the market pricing for solar panels. As a result of this pricing pressure and lower demand, our operating results for this business were negatively impacted in the second half of 2016, and included significant provisions we recorded primarily to write down our solar panel inventory to the lower market prices. As we expected that the downturn in the solar panel market would be prolonged, and would continue to impact the future profitability of our solar panel manufacturing business, we made a decision in the fourth quarter of 2016 to exit this business. In connection therewith, we recorded approximately $21.0 million in restructuring charges in the fourth quarter of 2016 to close our solar panel manufacturing operations at our two locations, including $19.0 million in impairment charges to write down the carrying value of our solar panel manufacturing equipment to recoverable amounts. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent developments."

        As part of our strategy to enhance our end-to-end service offerings, we intend to continue to expand our design (including our JDM offering) and engineering capabilities. Providing these services may expose us to different or greater potential risks than those we face when providing our manufacturing services. Our design services offerings require significant investments in research and development, technology licensing, testing and tooling equipment, patent applications and talent recruitment. Our margins may be adversely impacted if we incur higher than expected investment costs, or if our customers are not satisfied with our progress, or do not approve our completed designs. In addition, our design activities often require the purchase of inventory for initial production runs before we have a firm purchase commitment from a customer. The costs required to support our design and engineering capabilities have historically adversely affected our profitability, and are expected to continue to do so as we continue to make investments in these capabilities. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our revenues, profitability and reputation.

        Revenue from our Diversified end market represented 30% of total revenue in 2016, up from 28% of total revenue in 2014. Notwithstanding the issues described above, continued growth in our Diversified end market remains a key focus area for us. As with any new business expansion, however (and as discussed above), our operating results will be negatively impacted by the costs of ramping activities. If we encounter ramping delays or other operational inefficiencies, we may incur higher than expected costs associated therewith. In addition, in recent years, although we have expanded our JDM offering, we may face increased competition with respect to this offering in the future from ODMs and other companies providing similar services, including our own customers. There can be no assurance that our expansion into new markets or new business will be successful, or that we will achieve the anticipated benefits.

If we are unable to recruit or retain highly skilled talent, our business could be adversely affected.

        The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management talent. The loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations, and there can be no assurance that we will be able to retain their services. In addition, leadership transitions can be inherently difficult to manage and may cause uncertainty or a disruption to our business or may increase the likelihood of turnover in key officers and employees. Our leadership team may make organizational changes, which may impact our relationships with customers, vendors, and employees, potentially resulting in loss of business, loss of vendor relationships, and the loss of key employees or declines in the productivity of existing employees. The uncertainties associated with senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

Changes to our organizational model may adversely affect our business.

        We continuously work to improve our productivity, quality, delivery performance and flexibility. In connection therewith, we have commenced our GBS initiative, which focuses on integrating, standardizing and optimizing end-to-end business processes, and our OD initiative, to redesign our organizational structure with the goal of increasing our overall effectiveness. Charges related to these initiatives may adversely impact our financial condition and results of operations in the periods incurred. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Results — Other Charges." Implementation of these initiatives presents a number of risks, including: (i) actual or perceived disruption of service or reduction in service levels to customers; (ii) potential adverse effects on our internal control environment with respect to general and administrative functions during transitions resulting from such initiatives; (iii) actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; (iv) diversion of management attention from ongoing business activities and strategic objectives; and (v) failure to retain key employees. Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of these initiatives and, if we do not, our business and results of operations may be adversely affected. Furthermore, if we experience adverse changes to our business, additional restructuring or reorganization activities may be required in the future.

We are dependent on third parties to supply equipment and materials, and our results can be negatively affected by the availability and cost of components.

        The purchase of equipment, materials and electronic components represents a significant portion of our costs. We rely on third parties to provide such items. If we are unable to engage qualified equipment manufacturers or suppliers, our ability to successfully complete a program could be impaired. A delay or interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers, if we are unable to deliver finished products in a timely manner. If the amount we are required to pay for equipment and supplies exceeds what we have estimated, especially in a fixed price contract, we may suffer losses on these contracts. If a supplier or manufacturer fails to provide supplies or equipment as required under a contract for any reason, we may be required to source these items from other third parties on a delayed basis or on less favorable terms, which could impact our profitability. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product, or result in claims against us for failure to meet required customer specifications, which could materially adversely impact our operating results.

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

        Order cancellations, or changes or delays in production, may result in higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes excess or obsolete. For example, recent global overcapacity in the solar panel market resulted in, among other things, unprecedented declines in the pricing of solar panels, a slowing of demand, and related deferred and cancelled orders from customers. As a result, we recorded net inventory provisions of $12.0 million in 2016 primarily to write down our solar panel inventory to applicable market prices. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins.

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

        In most of our sales contracts, we provide warranties against defects or deficiencies in our products, services, or designs. The extent of the warranties varies by customer, and warranties generally range from one to three years. However, the warranty period for our JDM designs, and our solar panel products (which remain in force notwithstanding our decision in the fourth quarter of 2016 to exit this business), are generally longer. We generally design and manufacture products to our customers' specifications, many of which are highly complex, and include products for industries, such as healthcare, aerospace and defense, that tend to have higher risk profiles. The customized design solutions that form a part of our JDM offering also subject us to the risk of liability claims if defects are discovered or alleged. Despite our quality control and quality assurance efforts, problems may occur, or may be alleged, in or resulting from the design and/or manufacturing of these products. Whether or not we are responsible, problems in the products we design and/or manufacture, or in products which include components we manufacture, whether real or alleged, whether caused by faulty customer specifications, the design or manufacturing processes or a component defect, may result in increased costs to us, as well as delayed shipments to our customers, and/or reduced or canceled customer orders. These potential claims may include damages for the recall of a product and/or injury to person or property, including consequential and/or punitive damages.

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

        As we expand our service offerings (for example, our JDM offerings) and pursue business in new end markets, our warranty obligations are likely to increase and we may not be successful in pricing our products to appropriately cover our warranty costs. A successful claim for damages arising from defects or deficiencies for which we are not adequately insured, and for which indemnification from a third party is not timely (or otherwise) available, could have a material adverse effect on our reputation and/or our operating results and financial condition.

We may experience increased financial and reputational risk due to non-performance by counterparties.

        A failure by a counterparty, which includes customers, suppliers, financial institutions and other third parties with which we conduct business, to fulfill its contractual obligations may result in a financial loss to us, and may adversely affect our reputation.

        We have significant suppliers that are important to our sourcing activities. In addition, during 2015, we entered into an agreement with the Solar Supplier, which included a commitment by us to provide it with specified cash advances. We advanced an aggregate of $29.5 million to the Solar Supplier, $12.5 million of which remained outstanding as of December 31, 2016, and is anticipated to continue to be repaid through quarterly installments during 2017 (notwithstanding the early termination of this agreement in the fourth quarter of 2016). If a key supplier (or any company within our supply chain) experiences financial difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and have a material adverse impact on our operations, financial results and customer relationships (and in the case of the Solar Supplier, its ability to repay our cash advances and other amounts owing to us).

        Our ability to collect our accounts receivable and future sales depends, in part, on the financial strength of our customers. We provide payment terms to most of our customers generally ranging from 30 days to 90 days. From time to time, we extend the payment terms applicable to certain customers. If this becomes our practice, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. Our accounts receivable balance at December 31, 2016 was $790.5 million, with three customers individually representing more than 10% of our total accounts receivable. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or such customers may request that we extend our payment terms, which could adversely impact our financial condition and operating results. Any extensions or delays in payments owed to us could adversely impact our short-term cash flows, financial condition and/or operating results. In addition, customer financial difficulties may result in order cancellations or reductions and higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes aged. We also may be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Furthermore, if a customer bankruptcy occurs (which has recently occurred in the solar industry), our profitability may be adversely impacted by our failure to collect our accounts receivable in excess of our estimated allowance for uncollectible accounts. Additionally, our future revenues could be reduced by the loss of a customer due to bankruptcy. Our failure to collect accounts receivable and/or the loss of one or more major customers could have an adverse effect on our operating results, financial position and cash flows. We cannot reliably determine if and to what extent customers or suppliers may have financial difficulties, whether we will be required to adjust our prices or the amount we pay for materials and components, or face collection issues with customers, or if customer or supplier bankruptcies will occur.

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

        Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each country in which we have operations. A weakening of the local currency against the U.S. dollar could have a negative impact on our income taxes payable (related to increased local-currency taxable profits) and on our deferred tax costs (primarily related to the revaluation of non-monetary foreign assets from historical average exchange rates to the period-end exchange rates). See note 21 to the Consolidated Financial Statements in Item 18. While our hedging programs are designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

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

        Our financial results have been adversely impacted by negative foreign currency translation effects in recent periods, and such adverse effects, some of which may be substantial, are likely to recur in the future.

Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance.

        We have sites in the following countries: Canada, the United States, China, Ireland, Japan, Laos, Malaysia, Mexico, Romania, Singapore, Spain and Thailand. During 2016, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.

        Global operations are subject to inherent risks which may adversely affect us, including:

  •
  changes in local tax rates and tax incentives and the adverse tax consequences of repatriating earnings;

  •
  labor unrest and differences in regulations and statutes governing employee relations, including increased scrutiny of labor practices within our industry;

  •
  cultural differences and/or differences in local business customs;

  •
  changes in regulatory requirements;

  •
  inflationary trends and rising costs;

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

  •
  the effects of terrorist activity, armed conflict, natural disasters and epidemics; and

  •
  global currency fluctuations.

        Any of these risks could disrupt the supply of our components or materials, slow or stop our production, and/or increase our costs. Compliance with trade and foreign tax laws may increase our costs and actual or alleged violations of such laws could result in enforcement actions or financial penalties that could result in substantial costs. In addition, the introduction or expansion of certain social programs in foreign jurisdictions may increase our costs, and certain supplier's costs, of doing business.

        We currently ship a significant portion of our worldwide production into the U.S. from other countries. Potential changes to, among other things, laws or policies in the U.S. regarding foreign trade, import/export duties, tariffs or taxes, manufacturing and/or investments, could materially adversely affect our U.S. and foreign operations. See "Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business, results of operations and financial condition."

We may not keep pace with rapidly evolving technology.

        Many of the markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. We believe our future success will depend, in part, upon our ability to: continually develop and deliver electronic and complex mechanical manufacturing services that meet our customers' evolving needs; hire, retain and expand our qualified engineering and technical personnel; maintain and continually improve our technological expertise; and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

        Although we believe that our operations use the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will maintain or develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to invest in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings, such as our JDM offering, or pursue business in new markets, where our experience may be limited, we may be less effective in adapting to technological change. Our manufacturing and supply chain processes, test development efforts and design capabilities may not be successful due to rapid technological shifts in any of these areas. The acquisition and implementation of new technologies and equipment and the offering of new or additional services to our customers may require significant expense or capital investment, which could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain our engineering, technological and manufacturing expertise could have a material adverse effect on our operations.

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

        There is also a risk that claims of intellectual property infringement could be brought against us, our customers and/or our suppliers. If such claims are successful, we may be required to spend significant time and money to develop processes that do not infringe upon the rights of another person or to obtain licenses for the technology, process or information from the owner. We may not be successful in such development, or any such licenses may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful. As we expand our JDM and other service offerings and pursue business in new end markets, we may be less effective in anticipating or mitigating the intellectual property risks related to new manufacturing, design and other services, which could be significant.

We are subject to the risk of increasing income taxes, tax audits, and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our income tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our income tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income taxes" for a discussion of recently expired tax incentives and the status of existing tax incentives.

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

        We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows. The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest, and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

        As at December 31, 2016, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Most of these amounts, however, are subject to withholding taxes upon repatriation under current tax laws. We expect to repatriate $80.0 million from various subsidiaries in the near term, and have recognized deferred tax liabilities of $8.0 million with respect thereto. At December 31, 2016, we had approximately $340.0 million (December 31, 2015 — $405.0 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

We have incurred significant restructuring charges, impairment charges and operating losses, expect to incur further restructuring charges during 2017, and may incur such charges and losses in future periods.

        We have in recent periods recorded charges relating to restructuring actions and the impairment of property, plant and equipment, goodwill and other intangible assets, and have incurred operating losses for certain of our businesses. These amounts have varied from period to period.

        We have undertaken numerous initiatives to respond to changes in the EMS industry and in end-market demand, with the intention of improving utilization and reducing our overall cost structure. See note 16 to the Consolidated Financial Statements in Item 18. We may not be able to retain or expand existing business due to execution issues relating to significant headcount reductions, plant closures or product transfers resulting from any restructuring actions we take. We may also incur higher operating expenses during periods of transition. We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $31.9 million in 2016, primarily for employee termination costs relating to our GBS and OD initiatives, and the closure of our solar panel manufacturing operations and other exited operations, including impairment charges to write down certain plant assets and equipment to recoverable amounts. If such equipment values decline further, we may need to record additional write-downs. During 2015, as a result of a prior similar evaluation, we recorded restructuring charges of $23.9 million, primarily related to headcount reductions implemented in various geographies, and costs associated with the consolidation of two of our semiconductor sites, including the write-down of certain equipment and a reduction in the related workforce. In order to further streamline our business and improve margin performance, we expect to continue to implement restructuring actions in 2017. Any failure to successfully execute or realize the expected benefits from these initiatives, however, including any delay in implementing these initiatives, may have a material adverse impact on our operating results.

        We evaluate the recoverability of the carrying amount of our goodwill, intangible assets, and property, plant and equipment on an ongoing basis, and we may incur impairment charges, which could be substantial and could adversely affect our financial results. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, or other factors that may result in changes in our estimates of future cash flows. Factors that might reduce the recoverable amount of goodwill, intangible assets, and property, plant and equipment below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in any of our businesses. We recorded impairment charges of $21.2 million in 2016 (through restructuring charges, as described in the preceding paragraph) to write down certain plant assets and equipment to recoverable amounts; $12.2 million in 2015 to write down the property, plant and equipment of two of our CGUs, and $40.8 million in 2014 (to write down the goodwill of our semiconductor business). See notes 16(a) and (b) to the Consolidated Financial Statements in Item 18. Sustained market price decreases, demand softness, and/or failure to realize future revenue at an appropriate profit margin in any CGU could negatively impact our operating results, including restructuring actions and/or impairment losses for such CGU, in future periods. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of business environment."

Our operations and our customer relationships may be adversely affected by disruptions to our information technology ("IT") systems, including disruptions from cybersecurity breaches of our IT infrastructure.

        We rely on information technology networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our IT systems to sophisticated and targeted measures known as 'advanced persistent threats'. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential data, or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent or promptly identify and remedy such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations.

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

        Future growth in our revenue includes a dependence on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs or service providers. Our future growth will be limited to the extent that these opportunities are not available as a result of decisions of OEMs or service providers to perform these functions internally or delaying their decision to outsource, or if we are unable to win new contracts. Customers may also decide to insource production that they had previously outsourced to better utilize their internal capacity or for other reasons. In addition, the global economic environment, political pressures, negative sentiment by our customers' customers or local governments may impact our customers' business decisions. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers like Celestica. See also "Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business, results of operations and financial condition" above.

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
  customers' financial condition;

  •
  changes to our mix of customers, programs and/or end market demand;

  •
  varying revenues and gross margins among geographies and programs for the products or services we provide;

  •
  pricing pressure, the competitive environment and contract terms and conditions;

  •
  upfront investments and challenges associated with the ramping of programs for new or existing customers;

  •
  provisions or charges resulting from unexpected changes in market conditions impacting our industry or the end markets we serve;

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

  •
  current or future litigation;

  •
  governmental actions or changes in legislation;
21

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

        More complex and stringent environmental legislation continues to be imposed, including laws that place increased responsibility and requirements on the "producers" of electronic equipment and, in turn, their providers and suppliers. Such laws may relate to product inputs (such as hazardous substances and energy consumption), product use (such as energy efficiency and waste management/recycling), and/or operational outputs/by-products from our manufacturing processes that can result in environmental contamination (such as waste water, air emissions and hazardous waste). Noncompliance with these requirements could result in substantial costs, including fines and penalties, and we may incur liability to our customers and consumers.

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

        We generally obtain environmental assessment reports, or review assessment reports undertaken by others, for our manufacturing sites at the time of acquisition or leasing. However, such assessments may not reveal all environmental liabilities, and assessments have not been obtained for all sites. In addition, some of our operations involve the use of hazardous substances that could cause environmental contamination. Although if deemed necessary, we may investigate, remediate or monitor air, soil and/or groundwater contamination at some of our owned or leased sites, we may not be aware of, or adequately address, all such conditions, and we may incur significant costs to perform such work in the future. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection to reduce or eliminate liability to us. Third-party claims for damages or personal injury are also possible and could result in significant costs to us. Moreover, current remediation, mitigation and risk assessment measures may not be adequate to comply with future laws.

        In addition to the environmental regulations described above, which generally apply to all of our manufacturing operations and processes, certain end markets in which we operate (particularly the healthcare and aerospace and defense markets) are subject to additional regulatory oversight.

        Our healthcare business is subject to regulation by the U.S. Food and Drug Administration (the "FDA"), Health Canada, the European Medicines Agency, the Brazilian Health Surveillance Agency, and similar regulatory bodies in other jurisdictions, relating to the medical devices and hardware we manufacture for our customers. Our sites that deliver products to the healthcare business are certified or registered in quality management standards applicable to the healthcare industry. We are required to comply with various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices in addition to reporting of certain information with respect to the safety of such products. Any failure to comply with these regulations could result in fines, injunctions, product recalls, import detentions, additional regulatory controls, suspension of production, and/or the shutting down of one or more of our sites, among other adverse outcomes. Failure to comply with these regulations may also materially affect our reputation and/or relationships with customers and regulators.

        We provide design, engineering and manufacturing related services to our customers in the aerospace and defense end market. As part of these services, we are subject to substantial regulation from government agencies including the U.S. Department of Defense ("DOD") and the U.S. Federal Aviation Administration. Our aerospace and defense sites are certified in quality management standards applicable to the aerospace and defense industry. Failure to comply with these regulations or the loss of any of our quality management certifications may result in fines, penalties and injunctions, and could prevent us from executing on current or winning future contracts, any of which may materially adversely affect our financial condition and operating results. In addition to quality management standards, there are several other U.S. regulations with which we are required to comply, including the Federal Acquisition Regulations ("FAR"), which provides uniform policies and procedures for acquisition; the Defense Federal Acquisition Regulation Supplement, a DOD agency supplement to the FAR that provides DOD-specific acquisition regulations that DOD government acquisition officials, and those contractors doing business with DOD, must comply with in the procurement process for goods and services; and the Truth in Negotiations Act, which requires full and fair disclosure by contractors in the conduct of negotiations with the government and its prime contractors. We are also subject to the export control laws and regulations of the countries in which we operate, including, but not limited to, the U.S. International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations (EAR).

        Our international operations require us to comply with various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act ("FCPA") and the Corruption of Foreign Public Officials Act (Canada) ("CFPOA"). In some countries in which we operate, it may be customary for businesses to engage in business practices that are prohibited by the FCPA, CFPOA or other laws and regulations. Although we have implemented policies and procedures designed to ensure compliance with the FCPA, CFPOA and similar laws in other jurisdictions, there can be no assurance that all of our employees and agents, as well as those companies to which we outsource certain business operations, will not be in violation of these laws and our policies or procedures. In addition to the difficulty of monitoring compliance, any suspected or alleged activity would require a costly investigation by us and may result in the diversion of management's time, resources and attention. Failure to comply with these laws may subject us to, among other things, adverse publicity, penalties and legal expenses that may harm our reputation and have a material adverse effect on our business, financial condition and operating results.

        As a public company, we are subject to stringent laws, regulations and other requirements, including those resulting from the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), affecting, among other areas, our accounting, internal controls, corporate governance practices, securities disclosures and reporting. For example, Dodd-Frank contains provisions concerning specified minerals originating from the Democratic Republic of Congo and adjoining countries (referred to as "conflict minerals"). As required by this Act, the U.S. Securities and Exchange Commission ("SEC") has adopted due diligence, disclosure and reporting requirements for companies that manufacture, or contract to manufacture, products that include conflict minerals. We manufacture such products for our customers. Due to our complex supply chain, compliance with these rules is time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the SEC rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results.

        The regulatory climate can itself affect the demand for our services. For example, government reimbursement rates and other regulations, as well as the financial health of healthcare providers, changes in how healthcare in the U.S. is structured, including as a result of the U.S. Affordable Care Act (or any successor legislation), and how medical devices are taxed, could affect the willingness and ability of end customers to purchase the products of our customers in this market as well as impact our margins.

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

        Also see Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business, results of operations and financial condition for a discussion of potential adverse impacts on our business that may result from changes to U.S. laws, regulations and/or policies in connection with the recent U.S. presidential election.

Any failure to comply with customer-driven policies and standards, and third party certification requirements, including those related to social responsibility, could adversely affect our business and reputation.

        In addition to government regulations and industry standards, our customers may require us to comply with their own social responsibility, conflict minerals, quality or other business policies or standards, which may be more restrictive than current laws and regulations and our pre-existing policies, before they commence, or continue, doing business with us. Such policies or standards may be customer-driven, established by the industries in which we operate, or imposed by third party organizations. For example, we are a member of the Electronic Industry Citizenship Coalition ("EICC"). The EICC is a non-profit coalition of electronics companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. Our compliance with these policies, standards and third-party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.

Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance.

        We are subject to a variety of domestic and foreign employment laws, including those related to: workplace safety, discrimination, harassment, whistle-blowing, wages and overtime, classification of employees and severance payments. Compliance with such laws may increase our costs. In addition, such laws are subject to change, and enforcement activity relating to these laws, particularly outside of the United States, can increase as a result of greater media attention due to alleged violations by other companies, changes in law, political and other factors. There can be no assurance that, in the future, we will not be found to have violated elements of such laws. Any such violations could lead to the assessment of fines or damages against us by regulatory authorities or claims by employees, any of which could adversely affect our operating results and/or our reputation.

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

        We have received grants from government organizations or other third parties as incentives related to capital investments or other expenditures. These grants often have future conditions with which we must comply. If we do not meet these future conditions, we could be obligated to repay all or a portion of the grant, which could adversely affect our financial position and operating results.

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

        We have a $300.0 million revolving credit facility ("Revolving Facility"), which may be increased by an additional $150.0 million on an uncommitted basis under specified circumstances, and a $250.0 million term loan ("Term Loan") that each mature in May 2020 (collectively, the "credit facility"). Outstanding borrowings under the Revolving Facility bear interest at LIBOR, Prime, Base Rate Canada or Base Rate (each as defined in our amended credit agreement), at our option, plus a margin. The Term Loan bears interest at LIBOR plus a margin. At December 31, 2016, we had $212.5 million outstanding under the Term Loan, and $15.0 million outstanding under the Revolving Facility (December 31, 2015 — $237.5 million outstanding under the Term Loan and $25.0 million outstanding under the Revolving Facility; December 31, 2014 — no Term Loan and no amounts outstanding under the Revolving Facility). Our borrowings under our credit facility, which vary from time to time, expose us to interest rate risks due to fluctuations in these rates and margins. If the amount we borrow under our credit facility is substantial, an increase in interest rates would have a more pronounced impact on our interest expense. Significant interest rate fluctuations may affect our business, operating results and financial condition.

In connection with our Substantial Issuer Bid, we incurred significant additional indebtedness in 2015, which could adversely affect us, including by decreasing our business flexibility.

        The financing of a substantial portion of our $350.0 million "modified Dutch auction" substantial issuer bid ("SIB") with the Term Loan in 2015 has significantly increased our indebtedness in comparison to recent historical levels. This has increased our interest expense and could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions. The amount of cash required to pay interest and principal repayments impacts our liquidity and the cash resources that would otherwise be available to conduct our business, including for working capital or to fund capital expenditures, acquisitions, or future expansion of our business, and for other general corporate purposes.

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

Our credit rating may be downgraded.

        Any negative change in our credit rating or outlook may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all.

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

        Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, was one of our directors (from 1998 through December 31, 2016), and holds, directly or indirectly, shares representing the majority of the voting rights of the shares of Onex. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about shareholder rights and restrictions relative to our subordinate voting shares and multiple voting shares, see Item 10(B), "Memorandum and Articles of Incorporation." For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Also see Item 7(B), "Related Party Transactions" for a description of Mr. Schwartz's ownership interest in the purchasing entity under an agreement of purchase and sale with respect to our real property located in Toronto, Ontario.

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

We are subject to litigation (which has recently included securities class action and shareholder derivative lawsuits), which may result in substantial litigation expenses, settlement costs or judgments, require the time and attention of key management resources, and result in adverse publicity, any of which may negatively impact our financial performance.

        Commencing in 2007, securities class action lawsuits were brought against us and certain of our officers, a director and Onex in the United States District Court for the Southern District of New York (the "District Court"), alleging violations of United States federal securities laws. In 2015, a settlement of the consolidated class action lawsuits was reached and the District Court granted final approval of the settlement in July 2015. The settlement payment to the plaintiffs was paid by our liability insurance carriers in 2015. In 2007, parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings were finally dismissed on January 16, 2017 with no payments by the defendants.

        In addition, we are from time to time party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to our business, as plaintiff or defendant, as well as various other claims, suits, investigations and legal proceedings. Additional legal claims or regulatory matters may arise in the future and could involve matters relating to commercial disputes, government regulation and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. Regardless of the merits of the claims, litigation may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher operating expenses and a decrease in our margins, which could have a material adverse effect on our business, financial condition, or results of operations. We cannot predict the final outcome of such lawsuits or the likelihood that other proceedings will be instituted against us. Accordingly, the cost of defending against such lawsuits or any future lawsuits or proceedings may be high and, in any event, these legal proceedings may result in the diversion of our management's time and attention away from our business. In the event that there is an adverse ruling in any legal proceeding, we may be required to make payments to third parties that could have a material adverse effect on our reputation, financial condition and results of operations.

Changes in accounting standards enacted by the relevant standard-setting bodies may adversely affect our reported operating results, profitability and financial performance.

        Accounting standards are revised periodically and/or expanded upon by applicable standard-setting bodies. We are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, including the Canadian Accounting Standards Board ("CASB"), the International Accounting Standards Board ("IASB"), and the SEC. Such standards could have a significant effect on our accounting methods and reported results. For example, the IASB issued a new revenue recognition standard and amended the standard relating to the classification, measurement and impairment of financial assets and hedge accounting; both of these standards will apply to us beginning January 1, 2018. Additionally, the standard relating to leases was also amended to bring most leases onto the balance sheet for lessees, eliminating the distinction between operating and finance leases. This standard will apply to us beginning January 1, 2019. Changes in accounting standards could materially affect (either positively or negatively) our reported operating results or financial condition. Our Consolidated Financial Statements are prepared in accordance with IFRS. Our reported financial information may not be comparable to the information reported by our competitors or other public companies that use different accounting standards.

Shares eligible for public sale may adversely affect our share price.

        Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares in connection with our equity-based compensation plans or otherwise, could adversely affect the market price of the subordinate voting shares.

        At February 15, 2017, we had approximately 124.1 million subordinate voting shares and approximately 18.9 million multiple voting shares outstanding. In addition, as of such date, there were approximately 13.0 million subordinate voting shares reserved for issuance from treasury for outstanding awards under our employee equity-based compensation plans and for director compensation, including approximately 1.0 million subordinate voting shares underlying stock options (vested and unvested), approximately 1.9 million subordinate voting shares underlying unvested restricted share units, approximately 3.3 million subordinate voting shares underlying unvested performance share units, and approximately 1.5 million subordinate voting shares underlying deferred share units that have not been settled. Moreover, pursuant to our articles of incorporation, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). Sales of a substantial number of our subordinate voting shares in the public market by holders of exercised vested options or vested share units settled in or exercised for subordinate voting shares may lower the prevailing market price for such shares and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if we issue additional subordinate voting shares, or if holders of outstanding vested options exercise those options or if vested shares units are settled in newly-issued subordinate voting shares, our shareholders will incur dilution. The exercise price of all options is subject to adjustment upon stock dividends, splits and combinations, if any, as well as anti-dilution adjustments as set forth in the relevant award agreement.

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

        Under the SIB launched and completed during the second quarter of 2015, we repurchased and cancelled approximately 26.3 million subordinate voting shares at an aggregate purchase price of $350.0 million, representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding immediately prior to the completion of the SIB. In addition, we repurchased approximately 3.2 million additional subordinate voting shares over the course of our most recent normal course issuer bid ("NCIB") prior to its expiry in February 2017. Although our board of directors ("Board") determined that these repurchases were in the best interests of our shareholders, they expose us to risks resulting from a reduction in the size of our "public float", which may reduce the trading volume of our subordinate voting shares, resulting in reduced liquidity and, potentially, lower trading prices; and the risk that using our cash resources for this purpose has reduced the amount of cash that would otherwise be available to pursue potential cash acquisitions or other strategic business opportunities.

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

There can be no assurance that we will continue to repurchase subordinate voting shares.

        We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to NCIBs, which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time-to-time pursuant to SIBs. Whether we continue share repurchases, and the amount and timing of such share repurchases, is subject to capital availability and periodic determinations by our Board that share repurchases are in the best interest of our shareholders and are in compliance with all applicable laws and agreements. Future share repurchases, including their timing and amount, may be affected by, among other factors: our views on potential future capital requirements for strategic transactions, including acquisitions; debt service requirements; our credit rating; changes to applicable tax laws or corporate laws; and changes to our business model. In addition, the amount we spend and the number of shares we are able to repurchase under future NCIBs and SIBs may further be affected by a number of other factors, including the prices of our subordinate voting shares and blackout periods in which we are restricted from repurchasing shares. Our share repurchases may change from time to time, and we cannot provide assurance that we will continue to repurchase subordinate voting shares in any particular amounts or at all. A reduction in or elimination of our share repurchases could have a negative effect on our stock price.

Negative publicity could adversely affect our reputation as well as our business, financial results and share price.

        Unfavorable media related to our industry, company, brand, marketing, personnel, operations, business performance, or prospects may affect our share price and the performance of our business, regardless of its accuracy or inaccuracy. The speed at which negative publicity can be disseminated has increased dramatically with the capabilities of electronic communication, including social media outlets, websites, blogs, and newsletters. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlet could damage our reputation and reduce the demand for our products, which would adversely affect our business.

Our business could be impacted as a result of actions by activist shareholders or others.

        We may be subject, from time to time, to challenges in the operation of our business due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may affect our relationships with vendors, customers and other third parties.

Item 4.    Information on the Company

A.    History and Development of the Company

        We were incorporated in Ontario, Canada on September 27, 1996. Our legal and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario) (the "OBCA"). Our principal executive offices are located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7 and our telephone number is (416) 448-5800. Our website is www.celestica.com. Information on our website is not incorporated by reference into this Annual Report.

        Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group led by Onex, and in 1998, we completed our initial public offering.

        A description of our acquisition activities, our principal capital expenditures (including property, plant and equipment), and financing activities, over the last three fiscal years is set forth in notes 3, 4, 5, 8, 12, 13, 18, 22, 24 and 25 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations." A description of our divestiture activities (including our restructurings) over the last three fiscal years is set forth in notes 7 and 16 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."

        See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for our significant commitments for capital expenditures at December 31, 2016 and planned for 2017, as well as a discussion of our intention to sell our solar panel manufacturing equipment in connection with our decision in the fourth quarter of 2016 to exit the solar panel manufacturing business, and a property sale agreement we entered into in July 2015 for the sale of our real property located in Toronto, Ontario, including the site of our corporate headquarters and our Toronto manufacturing operations.

        There were no public takeover offers by third parties in respect of the Corporation's subordinate voting shares or multiple voting shares or by the Corporation in respect of other companies' shares which occurred during the last or current financial year.

B.    Business Overview

General

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, smart energy and semiconductor equipment), Servers and Storage end markets. Commencing with the quarter ending March 31, 2017, we will combine our Servers and Storage end markets into a single "Enterprise" end market, and add our Consumer business to our Diversified end market for reporting purposes. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

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

        We offer a range of services to our customers, including design and development (such as our JDM offering, which consists of developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 68% of our total 2016 revenue. In 2016, we had two customers that individually represented more than 10% of total revenue (Cisco Systems, Inc. and Juniper Networks, Inc. accounted for 19% and 11%, respectively, of our total revenue for 2016). Significant reductions in, or the loss of, revenue from these or any of our major customers may have a material adverse effect on us. See Item 3(D) — Key Information — Risk Factors — "We are dependent on a limited number of customers and end markets. We are also dependent on our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture. A decline in revenue from, or the loss of, any significant customer, or a change in the mix of customers and/or the types of products or services we provide, could have a material adverse effect on our financial condition and operating results."

        In 2016, our revenue by end market was as follows: Communications (42% of revenue); Consumer (2% of revenue); Diversified (30% of revenue); Servers (8% of revenue); and Storage (18% of revenue). The products and services we provide serve a wide variety of applications, including servers; networking and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products.

        In order to increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We intend to continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in the EMS industry. In connection therewith, we have commenced implementation of a GBS initiative and an OD initiative. Our GBS initiative focuses on integrating, standardizing and optimizing end-to-end business processes. Our OD initiative involves redesigning our organizational structure, with the goal of increasing the overall effectiveness of our organization by improving internal alignment, reducing complexity and increasing our speed to outcome. Further to these goals, we continued to make investments during 2016 in automation and the connected factory in order to streamline our processes and reduce costs.

        Our current priorities include: (i) evolving and diversifying our customer and product portfolios in order to drive consistent revenue growth and strong operating margins; (ii) improving the overall profitability of our Diversified end market businesses, while continuing to make investments therein; (iii) continuing to generate strong annual free cash flow and adjusted return on invested capital ("adjusted ROIC"); and (iv) continuing to improve our execution by driving increased productivity and simplification throughout our organization. We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, and after-market services, and growing our business with new and existing customers. We intend to continue to focus on expanding our business beyond our traditional end markets, which today still account for a substantial portion of our revenue, including by growing our diversified business and adding new capabilities, organically and/or potentially through strategic acquisitions. Note that operating margin, free cash flow and adjusted ROIC are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" in Item 5 — Operating and Financial Review and Prospects, for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures.

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

Celestica's Strategy

        We are focused on building solid partnerships and delivering informed, flexible solutions intended to contribute to our customers' success. To achieve this, we collaborate with our customers in an effort to identify and meet their current and future requirements. We strive to exceed our customers' expectations by offering a range of services designed to deliver lower costs, increased flexibility and predictability, improved quality and more responsive service to their customers. We constantly seek to advance our quality, engineering, manufacturing and supply chain capabilities to help our customers achieve a competitive advantage. We will continue to focus on our pursuit of the following, intended to strengthen our competitive position and enhance customer satisfaction and shareholder value:

        Increase Penetration in our End Markets.    We strive to establish a diverse customer base across several industries. We believe our expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across various markets. Our goal is to grow across our end markets, with particular emphasis on expanding business in our Diversified end market, which in 2016 was comprised of the aerospace and defense, industrial, healthcare, smart energy and semiconductor equipment businesses. Revenue from our Diversified end market has increased from 28% of total revenue in 2014 to 30% of total revenue in 2016, representing a 15% growth in revenue dollars over the same period.

        Our revenue by end market as a percentage of total revenue is as follows:

	2014	2015	2016
Communications	40%	40%	42%
Consumer	5%	3%	2%
Diversified	28%	29%	30%
Servers	9%	10%	8%
Storage	18%	18%	18%

        Commencing with the quarter ending March 31, 2017, we will combine our Servers and Storage end markets into a single "Enterprise" end market, and add our Consumer business to our Diversified end market.

        Selectively Pursue Strategic Acquisitions.    We will selectively seek acquisition opportunities in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our end markets and (iii) enhance the scope of our capabilities and service offerings. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent developments" for a discussion of our 2016 acquisition of the assets of Karel.

        Continuously Improve Operational Performance.    We will continue to focus on (i) managing our mix of business, service offerings and volume of business to improve our overall margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, (iii) improving operating efficiencies to reduce costs and improve margins, including through our GBS and OD initiatives, and (iv) generating strong annual free cash flow and adjusted ROIC. Note that free cash flow and adjusted ROIC are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" in Item 5, "Operating and Financial Review and Prospects", for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures.

        We have been increasing our investments in the connected factory, and automating and connecting our equipment, people and systems throughout our global network, including our customers and suppliers. Automation is intended to help us streamline our processes, and our organizational initiatives are intended to reduce costs, complexity, and improve our responsiveness to customers. We will continue to manage the mix of our business, as this can impact our revenue and overall margins. Although our revenues increased in 2016 compared to 2015, our mix of programs negatively impacted our gross margins, as certain new programs contributed lower gross profit than past programs. As we expand and grow our business across our end markets, in particular, the businesses within our Diversified end market, our operating results have been, and will continue to be, negatively impacted by the costs of ramping new business. As with any business expansion, we may encounter difficulties pertaining to such ramping activities that may result in higher than expected costs, adversely impacting our operating results. Although revenue from our Diversified end market has increased in recent years, we encountered challenges in connection with expanding our semiconductor and solar panel manufacturing businesses (with respect to the latter, prior to our decision in the fourth quarter of 2016 to exit such business), resulting in lower margins and/or losses for such businesses during and/or following the ramp periods. In addition, our semiconductor business may incur lower margins and/or losses largely due to demand fluctuations associated with the cyclical semiconductor market. See Item 5, "Operating and Financial Review and Prospects."

        Develop and Grow Trusted Relationships with Leading Customers.    We continue to seek to build profitable, strategic relationships with industry leaders that we believe can benefit from our services and solutions. We strive to respond to our customers' needs with speed, flexibility and predictability in delivering results. We have established and maintain strong relationships with a diverse mix of leading OEMs and service providers across our end markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.

        Expand Range of Service Offerings.    We continually seek to expand the services we offer to our customers, which currently include design and development (such as our JDM offering, which consists of developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. We believe that our JDM offering differentiates Celestica from other EMS providers, by encompassing advanced technology design solutions that customers can tailor to their specific platform applications.

        Continue to Invest in Developing New Technology, Quality Products and Supply Chain Solutions and Services.    We are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, allows us to produce a variety of electronic products ranging from high-volume electronics to highly complex technology infrastructure products used in a broad array of end markets, and allows us to deliver consistently reliable products to our customers. We also believe the systems and collaborative processes associated with our expertise in supply chain management help us to adjust our operations to meet the lead time requirements of our customers, shift capacity in response to product demand fluctuations, and quickly and effectively deliver products directly to end customers. We collaborate with our suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

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

        In addition to these standards, we deploy Lean and Six Sigma initiatives throughout our operations network to deliver customer value and eliminate defects and waste. Implementing Lean initiatives across our manufacturing processes helps drive efficiencies, cycle times velocities and reduce waste in areas such as inventory on hand, set up times, and floor space. We use Six Sigma extensively in an effort to reduce process variation and to drive root cause problem-solving. Lean and Six Sigma methods are also used in non-production areas to streamline our processes and eliminate waste. We apply the knowledge we gain in our after-market services to help improve the quality and reliability of next-generation products. Success in these areas can help our customers to lower their costs, positioning them more competitively in their respective markets.

Design and Engineering Services

        Our global design teams are focused on delivering flexible solutions and expertise, intended to help customers reduce overall product costs, improve time-to-market, and introduce competitively differentiated products. For customer-owned designs, we partner with our customers to augment their design teams, and utilize our proprietary design analysis tools to minimize design revisions and to achieve improved manufacturing yields. Our JDM service involves developing design solutions in collaboration with customers, managing aspects of the supply chain and manufacturing of their products. We continue to invest in leading-edge product roadmaps and design capabilities aligned with both market standards and emerging technologies in support of our JDM offering. We are currently delivering both partially customized JDM products, and complete hardware platform solutions to customers in the storage, servers, communications, and industrial markets. These products are intended to help our customers reach their markets faster, while reducing product costs and building valuable IP for their product portfolios. Through our collective experience with common technologies across multiple industries and product groups, we believe we provide quality and cost-focused solutions for a wide range of our customers' design needs.

        We collaborate with some of our core customers' product designers in the early stages of product development, using advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design review, all intended to ensure readiness for manufacturing. We believe that collaborative links and databases between a customer and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.

        Our engineering services team works with our customers' teams throughout the product life-cycle. We believe our engineering expertise and experience in design review, product test solutions, assembly technology, automation, quality and reliability, position us well to deliver the services required to address the challenges facing our customers. We maintain ties with key industry associations and engineering firms to help us stay apprised of advances in technical knowledge.

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

        We strive to reduce our customers' total cost of ownership by providing lower costs and reduced cycle times in their supply chain, and by delivering higher quality products. We also strive to align our preferred suppliers in close proximity to our centers of excellence to increase the speed and flexibility of our supply chain, to deliver higher quality products and to reduce time-to-market. We believe we deliver a differentiated supply chain offering.

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

        As a result of our recent acquisition of the assets of Karel, we now also provide complex mechanical assembly primarily to our aerospace customers, including wire harness assembly, systems integration, sheet metal fabrication, welding and machining.

Precision Machining

        We utilize specialized computer-controlled machines to manufacture high quality components to tight tolerance requirements. Such components are often used in similar applications as noted above for complex mechanical assembly.

Smart Energy Services

        We provide integrated smart energy solutions and services to our Renewable Energy customers in the areas of power generation, conversion and monitoring. We deliver complete product lifecycle solutions, including design, manufacturing and reliability services for power inverters, metering and controls electronics, and energy storage subsystems. Although we are exiting the solar panel manufacturing business (as described in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent developments"), we remain committed to growing the other areas within our smart energy market portfolio, which include power inverters, energy storage products, smart meters and other electronic componentry.

Systems Assembly and Test

        We use sophisticated technologies in the assembly and testing of our products. We continue to make investments in the development of automated solutions, as well as new assembly and test process techniques intended to enhance product quality, reduce cost and improve delivery time to customers. We work independently and also collaborate with customers and suppliers to develop assembly and test technologies. Systems assembly and testing require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining and testing a wide range of subassemblies and components before shipping them to their final destination. Increasingly, customers require custom build-to-order system solutions with very short lead times and we are focused on using our advanced supply chain management capabilities to respond to our customers' needs.

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

        We also seek to provide value to our customers through our after-market services offerings which include repair, fulfillment, reverse logistics, reclamation and returns processing and prevention. Our fulfillment offering includes the design and management of integrated supply chain and materials management for light manufacturing and final assembly and reclamation. Our reverse logistics offering includes the design and management of transportation networks, warehousing and distribution of products, asset recovery services, and transportation and supply chain event monitoring. The returns processing and prevention offering provides our customers with product screening and testing and product design and process analysis. Our reclamation offering includes product disassembly, reassembly and re-use, as well as certified scrap disposition processing. We offer these services individually or integrated through a 'Control Tower' model which coordinates our people, systems and processes with those of our customers to improve service levels by providing an increased level of visibility and analytics throughout the entire after-market value chain.

Geographies

        For 2016, approximately three-quarters (2015 — approximately three-quarters; 2014 — approximately three-quarters) of our revenue was produced in Asia and one-fifth (2015 — one-fifth; 2014 — less than one-fifth) of our revenue was produced in North America. Revenue produced in Canada represented 8% of revenue in 2016 (2015 — 9%; 2014 — 7%). Our property, plant and equipment in Canada represented 7% of our property, plant and equipment at December 31, 2016 (December 31, 2015 — 8%; December 31, 2014 — 10%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment." Certain geographic information for countries exceeding 10% of our external revenue or property, plant and equipment, intangible assets and goodwill is set forth in note 25 to the Consolidated Financial Statements in Item 18. All other countries individually represented less than 10% in each such category.

Marketing, Sales and Solutions

        We structure our business development teams by end market, with a focus on offering market insight and expertise, and complete manufacturing and supply chain solutions to our customers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our Solutions Architects to develop specific solutions to meet the requirements of each customer's product or supply chain. Our global network is comprised of customer-focused teams, operational and project managers, and supply chain management teams, as well as senior executives.

Customer Experience and Relationship Management

        As stated above, we supply products and services to over 100 customers. We target industry-leading customers in our end markets. Our customers include Applied Materials, Inc., Cisco Systems, Inc., Dell EMC, Hewlett-Packard Company, Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, Oracle Corporation, Polycom, Inc., and Western Digital Corporation. We are focused on strengthening our relationships with these and other strategic customers through the delivery of new and expanding end-to-end solutions.

        During 2016, two customers (Cisco Systems, Inc., which accounted for 19% of total 2016 revenue, and Juniper Networks, Inc., which accounted for 11% of total 2016 revenue) individually represented more than 10% of total revenue (2015 and 2014 — three customers). Our top 10 customers represented 68%, 67%, and 65%, of total revenue for 2016, 2015, and 2014, respectively.

        We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although the level of business under those agreements is not guaranteed. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. A majority of these agreements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. Some of these agreements require us to provide, among other things, specific price reductions over the term of the contracts. From time to time, customers seek longer-term supply agreements to lock in their supply, terms and pricing.

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

        Our automated electronics assembly lines are continuously refreshed with the latest generation technology, with a focus on flexible lines with quick changeover, large board capability, and small component capability. Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, and in-circuit and in-situ dynamic thermal cycling stress testing. Our inspection technology includes X-ray computed tomography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy. We work directly with leaders in the equipment industry to optimize their products and solutions or to jointly design solutions to better meet our needs and the needs of our customers. We apply automation solutions for higher volume products, where possible, to help lower product costs.

        Our ongoing research and development activities include the development of processes and test technologies, as well as some focused product development and technology building blocks that can be used by customers in the development of their products, or to accelerate their products' time-to-market. Our JDM offering is focused on developing these design solutions and subsequently managing the other aspects of the supply chain, including manufacturing of the products. We focus our solutions on developing current and next generation storage, server and communications products (in particular, elements of data centers, which include the development of complete hardware platform solutions to reduce product costs and accelerate time to market, and which we believe will grow in the future). We work directly with our customers to understand their product roadmaps and to develop technology solutions intended to optimally meet their needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We have worked with, and have taken a leadership role in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these development areas.

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

        Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. In general, prices for our raw materials have been relatively stable, and we believe that such prices will remain relatively stable in the near term. See Item 3(D) — "Key Information — Risk Factors" for a discussion of various risks related to our foreign operations. All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. See Item 3(D) Key Information — Risk Factors, "We are dependent on third parties to supply equipment and materials, and our results can be negatively affected by the availability and cost of components."

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

        We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We rely largely upon a combination of trade secret laws, non-disclosure agreements with our customers, suppliers, employees and other parties, and upon our internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes. Although we take steps to protect our trade secrets, there can be no assurance that misappropriation will not occur. See Item 3(D) Key Information — Risk Factors, "We may not adequately protect our intellectual property or the intellectual property of others."

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

        We also license some technology from third parties that we use in providing electronics manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant to us non-exclusive, worldwide licenses with respect to the subject technologies and terminate upon expiration, or a material breach by us of the terms, of such agreements.

Competition

        The EMS industry is highly competitive with multiple global EMS providers competing for customers and programs. Our competitors include Benchmark Electronics, Inc., Flex Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus, and ODMs that provide internally designed products and manufacturing services. As part of our JDM offering, we also provide complete hardware platform solutions, which may compete with those of our customers. Offering products or services to customers that compete with the offerings of other customers may negatively impact our relationship with, or result in a loss of business from, such other customers.

        We also face indirect competition from current and prospective customers who evaluate our capabilities and commercial models against the merits of manufacturing products internally, and from distribution and logistics providers expanding their services across the supply chain, including assembly, fulfillment, logistics and in some cases, engineering services. We compete with different companies depending on the type of service or geographic area. Some of our competitors have greater scale and provide a broader range of services than we offer. We believe our competitive advantage is our track record in manufacturing technology, quality, complexity, responsiveness and cost-effective, value-added services. To remain competitive, we believe we must continue to provide technologically advanced manufacturing services and solutions, maintain quality levels, offer flexible delivery schedules, deliver finished products and services on time and compete favorably on price. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise.

        See Item 3(D) Key Information — Risk Factors — "We operate in an industry comprised of numerous competitors and aggressive pricing dynamics."

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

        Our past operations and the historical operation by others of our sites may have resulted in soil and groundwater contamination on our sites. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain operating sites. We generally obtain Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis), or review assessment reports undertaken by others, for our manufacturing sites at the time of acquisition or leasing. However, such assessments may not reveal all environmental liabilities, and assessments have not been obtained for all sites. Where contamination is suspected at sites being acquired, Phase II intrusive environmental assessments (that can include soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions and intend to perform Phase II assessments where appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites. See, however, Item 3(D) Key Information — Risk Factors — "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance."

        Environmental legislation also occurs at the product level. Celestica works with its customers to ensure compliance with applicable product-level environmental legislation in the jurisdictions where products are manufactured and/or offered for use and sale.

Backlog

        Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 days to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since generally orders may be rescheduled or cancelled.

Seasonality

        Seasonality is reflected in the mix of products we manufacture from quarter-to-quarter. From time to time we experience some level of seasonality in our quarterly revenue patterns across certain of the end markets we serve. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses, overall demand variability, and limited visibility in technology end markets, it is difficult to isolate the impact of seasonality on our business. However, historically, revenue from our Storage end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this end market in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue. See also Item 3D Key Information — Risk Factors — "Our revenue and operating results may vary significantly from period to period."

Controlling Shareholder Interest

        Onex is our controlling shareholder with an approximate 79% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Such matters include electing our Board and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, was also one of our directors from 1998 through December 31, 2016, and holds, directly or indirectly, shares representing the majority of the voting rights of the shares of Onex. For further details, refer to Item 3D Key Information — Risk Factors — "The interest of our controlling shareholder, Onex Corporation, with an approximate 79% voting interest, may conflict with the interests of our other shareholders" and footnotes 2 and 3 of Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders."

Government Regulation

        Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income taxes, tax audits and the challenges of successfully defending our tax positions and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance", "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance", "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance", and "Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business, results of operations and financial condition" in Item 3(D) "Key Information — Risk Factors."

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

  •
  Our Business Conduct Governance Policy, which outlines the ethics and practices we consider necessary for a positive working environment and the high legal and ethical standards to which our employees are held accountable; and

  •
  The Code of Conduct of the EICC, of which we were a founding (and remain a) member. The EICC's Code of Conduct outlines industry standards intended to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We are continually working to implement, manage and audit our compliance with this Code.

        We publish a Sustainability Report and a Business Conduct Governance Policy, both of which are available (along with our Values) on our corporate website at www.celestica.com. These documents outline our sustainability strategy, our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2017 and beyond.

Financial Information Regarding Geographic Areas

        Details of our financial information regarding geographic areas are disclosed in note 25 to the Consolidated Financial Statements in Item 18, Item 4(B) "Information on the Company — Business Overview — Geographies", and Item 4(D) "Information on the Company — Property, Plants and Equipment." Risks associated with our foreign operations are disclosed in Item 3(D) "Key Information — Risk Factors."

C.    Organizational Structure

        Onex, an Ontario corporation, is the Corporation's controlling shareholder with an approximate 79% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.9 million (100%) of the Corporation's multiple voting shares, and approximately 0.4 million of the Corporation's subordinate voting shares). Gerald W. Schwartz, a director of Celestica (from 1998 through December 31, 2016), is the Chairman of the Board, President and Chief Executive Officer of Onex, and owns, directly or indirectly, multiple voting shares of Onex carrying the right to elect a majority of the Onex Board of Directors (see footnotes 2 and 3 to the Major Shareholders Table in Item 7(A) below). Celestica conducts its business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries of Celestica, and each of them is wholly-owned, directly or indirectly, by Celestica:

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

        Celestica (Thailand) Limited, a Thailand corporation;

        Celestica (USA) Inc., a Delaware, U.S. corporation;

        Celestica (US Holdings) LLC, a Delaware, U.S. limited liability company; and

        2480333 Ontario Inc., an Ontario, Canada corporation.

D.    Property, Plants and Equipment

        The following table summarizes our principal owned and leased properties as of February 15, 2017. These sites are used to provide manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, complex mechanical assembly, precision machining as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services.

Major locations	Square Footage(1) (in thousands)	Owned/Leased	Lease Expiration Dates
Canada(2)(3)(5)	1,006	Owned/Leased	2020
California(3)	286	Leased	between 2018 and 2019
Oregon	188	Leased	2021
Mexico(3)	350	Leased	between 2017 and 2018
Ireland(3)	214	Leased	between 2020 and 2024
Spain	109	Owned	N/A
Romania	200	Owned	N/A
China(3)(4)	1,074	Owned/Leased	between 2017 and 2056
Malaysia(3)(4)	1,350	Owned/Leased	between 2017 and 2060
Thailand(3)(4)	1,070	Owned/Leased	between 2017 and 2029
Singapore(3)	213	Leased	between 2017 and 2020
Japan(3)	477	Owned/Leased	2020
Laos	114	Leased	2018

(1)
Represents estimated square footage being used.

(2)
Our owned property in Canada is included in the assets pledged as security for borrowings under our credit agreement.

(3)
Represents multiple locations.

(4)
With respect to these locations, the land is leased, and the buildings are either owned or leased by us.

(5)
In July 2015, we entered into the Property Sale Agreement (as defined herein) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. The closing is subject to various conditions and is currently anticipated to occur during the second half of 2017. We have agreed upon closing to enter into an interim lease for our existing corporate headquarters and manufacturing operations for a two-year period, followed by a longer-term lease for our new corporate headquarters based on commercially reasonable arm's-length terms. Should the transaction close, we expect to find a replacement site for our Toronto manufacturing operations, but there is no assurance that this will be the case. In such case, in addition to new lease costs, we expect to incur significant transition costs to transfer the manufacturing operations to an alternate location and to prepare and customize the new site to meet our manufacturing needs. Should the transaction close, we also expect to incur costs to transition to our new corporate headquarters. We are at this time unable to quantify such costs, or the timing of these transitions.

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

        Also see "Environmental Matters" in Item 4(B) above.

        Our material tangible fixed assets are described in note 8 to the Consolidated Financial Statements in Item 18.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2016 audited consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 15, 2017 unless we indicate otherwise.

        Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, and capital expenditures, including the anticipated timing thereof, and our ability to fund and the method of funding these costs, capital expenditures and other anticipated working capital requirements; the anticipated repatriation of undistributed earnings from foreign subsidiaries; the impact of tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the pace of technological changes, customer outsourcing and program transfers, and the global economic environment on customer demand; the possibility of future impairments of property, plant and equipment, goodwill or intangible assets; the timing and extent of the expected recovery of cash advances made to the Solar Supplier (defined below); the anticipated termination and settlement of our solar equipment leases; changes in the composition of our end markets commencing with the period ending March 31, 2017, the impact of the Term Loan (defined below) on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the "Toronto Real Property Transactions"); if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations and the transition costs for such expected relocation; the impact of the June 2016 referendum by British voters advising for the exit of the United Kingdom from the European Union (Brexit) and the results of the recent U.S. presidential election on the economy, financial markets, currency exchange rates and potentially our business; the expected impact of the loss of a consumer end-market customer; the timing of an anticipated program transfer to us; expected prolonged adverse market conditions in the solar industry; and the impact of the acquisition of the assets of Karel (defined below). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

        Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; changes in our mix of customers and/or the types of products or services we provide; price and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers' business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; customer, competitor and/or supplier consolidation; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control, including as a result of Brexit and/or significant developments stemming from the recent U.S. presidential election; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled talent; transitions associated with our Global Business Services (GBS) initiative, our Organizational Design (OD) initiative, and/or other changes to our company's operating model; current or future litigation, governmental actions and/or changes in legislation; the operating performance and financial results of our semiconductor business; the timing and extent of recoveries from the sale of inventory and manufacturing equipment relating to our exit from the solar panel manufacturing business, and our ability to recover amounts outstanding from the Solar Supplier; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or the recent U.S. presidential election; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; and if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, and our Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

        Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers' products; the pace of change in our traditional end markets and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; the timing and extent of recoveries from the sale of inventory and manufacturing equipment related to our exit from the solar panel manufacturing business and our ability to recover amounts outstanding from the Solar Supplier; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

        All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

        We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, smart energy, and semiconductor equipment), Servers, and Storage end markets. Commencing with the quarter ending March 31, 2017, we will combine our Servers and Storage end markets into a single "Enterprise" end market and add our Consumer business to our Diversified end market for reporting purposes. See "Operating Results — Revenue" below for further details. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers' supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

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

        We offer a range of services to our customers, including design and development (such as our Joint Design and Manufacturing (JDM) offering, which consists of developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

        Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 68% of revenue for 2016 (2015 — 67%).

        The products and services we provide serve a wide variety of applications, including: servers; networking and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products.

        In order to increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in the EMS industry. In connection therewith, we have commenced implementation of a Global Business Services (GBS) initiative and an Organizational Design (OD) initiative. Our GBS initiative focuses on integrating, standardizing and optimizing end-to-end business processes. Our OD initiative involves redesigning our organizational structure, with the goal of increasing the overall effectiveness of our organization by improving internal alignment, reducing complexity and increasing our speed to outcome. Further to these goals, we continued to make investments during 2016 in automation and the connected factory in order to streamline our processes and reduce costs.

        Our current priorities include (i) evolving and diversifying our customer and product portfolios in order to drive consistent revenue growth and strong operating margins, (ii) improving the overall profitability of our diversified end market businesses, while continuing to make investments therein, (iii) continuing to generate strong annual free cash flow and adjusted return on invested capital ("adjusted ROIC") and (iv) continuing to improve our execution by driving increased productivity and simplification throughout our organization. We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in higher-value-added services, such as design and development, engineering, and after-market services, and growing our business with new and existing customers. We intend to continue to focus on expanding our business beyond our traditional end markets, which today still account for a substantial portion of our revenue, including by growing our diversified business and adding new capabilities, organically and/or potentially through strategic acquisitions.

        Operating margin, adjusted ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures.

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

Overview of business environment:

        The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number and location of qualified personnel, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that adjusted ROIC (discussed in "Non-IFRS measures" below), which is primarily based on non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

        EMS companies provide a range of services to a variety of customers and end markets. Demand patterns are volatile, making customer revenue and mix, and revenue by end market difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments, as well as the proliferation of software-defined networks and software-defined storage, increased competition, oversupply of products and pricing pressures, and the volatility of the economy, are all contributing factors. The global economy and financial markets may negatively impact end market demand and the operations of EMS providers, including Celestica. Uncertainty in the global economy may impact current and future demand for our customers' products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to anticipate and prepare for any required changes.

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

        We have significant suppliers that are important to our sourcing activities. If a key supplier (or any company within our supply chain) experiences financial difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's product, and/or have a material adverse impact on our operations, financial results and customer relationships, and in the case of the Solar Supplier (defined below), to pay amounts owing to us. In addition, our ability to collect our accounts receivable and future sales depends, in part, on the financial strength of our customers. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our short-term cash flows, financial condition and/or operating results. In addition, customer financial difficulties may result in order cancellations and higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes aged (see "Solar business" below). We also may be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Furthermore, if a customer bankruptcy occurs (which has recently occurred in the solar industry), our profitability may be adversely impacted by our failure to collect our accounts receivable in excess of our estimated allowance for uncollectible accounts or amounts insured. Additionally, our future revenues could be reduced by the loss of a customer due to bankruptcy. Our failure to collect accounts receivable and/or the loss of one or more major customers could have an adverse effect on our operating results, financial position and cash flows. We cannot reliably determine if and to what extent customers or suppliers may have financial difficulties, whether we will be required to adjust our prices or the amount we pay for materials and components, or face collection issues with customers, or if customer or supplier bankruptcies will occur.

        Our business is also affected by customers who may shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, their preference or need to consolidate their supply chain capacity or the number of supply chain partners, or consolidation among customers. Customers may also choose to increase the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

        Demand can be volatile across our end markets. Our revenue and margins are impacted by overall end market demand, our mix of programs, the timing, extent and pricing of new or follow-on business, including the costs, terms, timing and execution of ramping new business, and program completions, losses, or customer disengagements. Despite a dynamic demand environment, we remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value. These efforts include evolving and diversifying our customer and product portfolios to address changing needs, and broadening our businesses, including expanding our smart energy (including energy conversion, energy controls, storage and monitoring), aerospace and defense, healthcare, and industrial offerings, as well as expanding the breadth of our JDM offerings in the areas of storage, network switching and converged storage and servers. The costs of these investments and ramping activities may be significant and could negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

        As we expand our business and open new sites, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. We may also encounter difficulties in ramping and executing new programs. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results. For example, the recent global oversupply of solar panels in the marketplace resulted in, among other things, unprecedented declines in the market pricing for solar panels and a slowdown in demand. These factors negatively impacted our solar panel manufacturing business commencing in the third quarter of 2016. As we expected the downturn in the solar panel market to be prolonged, and would continue to impact the future profitability of our solar panel manufacturing business, we made a decision in the fourth quarter of 2016 to exit this business. See "Solar business" below.

        The June 2016 referendum by British voters (Brexit), advising for the exit of the United Kingdom (U.K.) from the European Union (EU), led to, among other things, volatility in currency exchange rates that resulted in the strengthening of the U.S. dollar against foreign currencies in which we conduct business. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the U.K. from the EU would have (if it occurs) and how such withdrawal would affect us, our customers and their demand for our services. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition.

        The outcome of the recent U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States, has created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. We currently ship a significant portion of our worldwide production into the U.S. from other countries. Changes to U.S. laws or policies (as described above or otherwise) may impact the supply chain strategies of, as well as the pace of outsourcing by, U.S. customers in the future, including the possibility of such customers insourcing programs that were previously outsourced (including to companies like ours). It is unknown at this time to what extent new laws will be passed or pending or new regulatory proposals will be adopted, if any, or the effect that such passage or adoption may have on the economy and/or our business. However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition.

Recent developments:

Resolution of tax matters with the Canadian tax authorities

        In the second half of 2016, the Canadian tax authorities withdrew their position related to certain transfer pricing matters involving one of our Canadian subsidiaries and reversed their adjustments for the years 2001 through 2004. In connection therewith, in the second half of 2016, we recorded aggregate income tax recoveries of $45 million Canadian dollars (approximately $34 million at the exchange rates at the time of recording) to reverse provisions previously recorded for tax uncertainties related to transfer pricing, as well as aggregate refund interest income of approximately $19 million Canadian dollars (approximately $14 million at the exchange rates at the time of recording) for cash held on account with the tax authorities in connection with such matters.

        As previously disclosed, Canadian tax authorities had also taken an unfavorable position relating to the deductibility of certain Canadian interest amounts, which we appealed. In the fourth quarter of 2016, the Canadian tax authorities issued revised reassessments. As the net impact of the revised reassessments was nominal, we accepted them and the matter was closed in the fourth quarter of 2016.

        As a result of the resolution of the above tax matters, we received $70 million Canadian dollars (approximately $52 million at year-end exchange rates) during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and refund interest income as described above. We also received $6 million Canadian dollars (approximately $4 million at year-end exchange rates) in January 2017. The aggregate amount of cash refunds received represents the return of all deposits and refund interest in respect of the Canadian tax matters. See further discussions in "Operating Results — Income taxes" below.

Updates on diversified end markets

Solar business

        Revenue from our solar panel business for 2016 represented 3% of our total revenue (2015 — 2%). To support new programs and anticipated growth in global demand for solar energy, we invested in plant and equipment, and expanded our solar panel manufacturing into Asia during 2015, including transitioning a portion of our solar operations from North America and executing five-year lease agreements, pursuant to which we leased $19.3 million of manufacturing equipment for our solar operations in Asia. We also made cash advances to an Asia-based solar cell supplier (Solar Supplier) as part of an agreement we executed in the first quarter of 2015 to help secure our solar cell supply. As of December 31, 2016, advances of $12.5 million remain recoverable from this supplier.

        As a result of the transition of a portion of our solar panel manufacturing to Asia, our revenue from this business was not significant in 2015. In addition, we incurred higher than expected costs in this business in 2015, primarily due to ramping delays and operational inefficiencies at our new solar site in Asia. Although we had since completed the transition and resolved these operational challenges, and revenue from our solar panel manufacturing business during the first half of 2016 increased compared to the prior year period, recent negative market factors impacted both demand and pricing in the solar panel market, which in turn negatively impacted our solar panel manufacturing business. Specifically, a global oversupply of solar panels and the related slowing of demand adversely impacted the market price of solar panels. In connection therewith, we experienced unprecedented decreases in the market price for our solar panels commencing in the third quarter of 2016, with the price of panels declining by more than 25% between July and September of 2016. Given this market instability and price volatility, certain of our solar customers deferred or cancelled orders. As a result of this pricing pressure and lower demand, our operating results for this business were negatively impacted in the third quarter of 2016, including as a result of the provisions we recorded, primarily to write down our solar panel inventory to the lower market prices. See "Summary of 2016" and "Operating Results — Gross profit" below. We continued to experience pricing and demand pressures into the fourth quarter of 2016, and expected these pressures to be prolonged. Because sustained market price decreases, continued demand softness, and/or failure to realize future revenue at an appropriate profit margin would negatively impact our operating results, we made a decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. In connection therewith, we recorded restructuring charges totaling approximately $21 million in the fourth quarter of 2016 to close our solar panel manufacturing operations at our two locations, including $19 million in impairment charges to write down the carrying value of our solar panel manufacturing equipment to recoverable amounts. A substantial portion of our solar panel manufacturing equipment is subject to finance leases, pursuant to which we had outstanding obligations of $15.3 million as of December 31, 2016. We intend to terminate these leases upon disposition of the equipment thereunder and settle the remaining lease obligations in 2017. See "Other charges" below. In addition, although the agreement with the Solar Supplier was also terminated, this termination is not anticipated to impact the recoverability of our outstanding cash advances to this Solar Supplier, which are anticipated to be repaid during 2017.

        Although we are exiting the solar panel manufacturing business, we remain committed to growing the other areas within our smart energy market portfolio, which includes power inverters, energy storage products, smart meters and other electronic componentry.

Semiconductor business

        Revenue from our semiconductor business for 2016 represented 6% (2015 — 6%) of our total revenue. The semiconductor market has historically been cyclical and impacted by, among other things, significant and often rapid changes in product demand, changes in customer requirements for new manufacturing capacity and technology transitions, significant expenditures for capital equipment and product development, and general economic conditions. Our semiconductor business has previously been negatively impacted by volatility in customer demand, the cost of our investments, operational inefficiencies, commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs, resulting in operating losses, impairment losses and restructuring charges. Although our revenue and operating results in our semiconductor business in 2016 have improved as compared to 2015, demand volatility in this market, as well as the challenges of ramping new programs, may in future periods adversely impact the revenue and profitability of this business, as well as our financial position and cash flows. Any failure to realize future revenues at an appropriate profit margin could result in additional restructuring actions and/or impairment losses in future periods for this business.

Asset purchase agreement

        In November 2016, we acquired the business assets of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel) for a cash purchase price of $14.9 million. Karel is a manufacturing services company that specializes in complex wire harness assembly, systems integration, sheet metal fabrication, welding and machining, serving primarily aerospace and defense customers. This acquisition is intended to support our strategy to accelerate our growth in the aerospace and defense market through the addition of value-add capabilities and services. This acquisition is not expected to significantly impact our liquidity, results of operations or financial condition in the near term.

Program Transfer

        From time-to-time, customers transfer programs between EMS providers or outsource their operations. In the fourth quarter of 2016, we entered into a long-term agreement with a customer pursuant to which certain of its manufacturing operations will be outsourced to us. Pursuant to this agreement, we will manage their operations from the customer's location and assume the workforce assigned thereto. In connection therewith, we also made a commitment to purchase approximately $30 million of inventory. This program transfer is currently anticipated to occur in the third quarter of 2017. See "Program transfer purchase obligation" in the contractual obligations table below.

Summary of 2016

        Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2016 and the financial performance, comprehensive income and cash flows for the year ended December 31, 2016. See "Critical Accounting Policies and Estimates" below.

        The following table sets forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Year ended December 31
	2014	2015	2016
Revenue	$5,631.3	$5,639.2	$6,016.5
Gross profit	405.4	391.1	427.6
Selling, general and administrative expenses (SG&A)	210.3	207.5	211.1
Other charges	37.1	35.8	25.5
Net earnings	$108.2	$66.9	$136.3
Diluted earnings per share	$0.60	$0.42	$0.95

	December 31 2015	December 31 2016
Cash and cash equivalents	$545.3	$557.2
Borrowings under credit facility	262.5	227.5
Total assets	2,612.0	2,822.3

        Revenue of $6.0 billion for 2016 increased 7% compared to 2015. Compared to 2015, revenue dollars in 2016 from our communications end market increased 12%, primarily driven by demand strength and new programs wins, revenue dollars from our diversified end market increased 11%, primarily due to new program ramps in our smart energy business (including new solar programs), and a program outsourced to us from one of our aerospace and defense customers in April 2015, and revenue dollars from our storage end market increased

2%, primarily driven by new programs from one customer, offset in part by softer demand in some of our legacy storage programs. Revenue dollars from our consumer end market (representing 2% of our total revenue for 2016) decreased 16% from the prior year, reflecting the previously disclosed completion of programs with one of our largest customers in that end market. Revenue dollars from our servers end market for 2016 decreased 11% compared to the prior year, primarily due to customer demand softness. Communications and diversified continued to be our largest end markets, representing 42% and 30%, respectively, of total revenue for 2016. Also see "Overview — Recent developments" above).

        Gross profit of $427.6 million (7.1% of total revenue) for 2016 increased 9% compared to $391.1 million (6.9% of total revenue) for 2015, primarily driven by higher revenue levels and margin improvements in our diversified end market, including in each of our semiconductor and solar businesses, partially offset by changes in program mix as some of our new programs contributed lower gross profit than past programs. Our solar margins improved compared to the prior year despite the higher provisions (accounting for approximately 15 basis points), primarily to write down the value of our solar panel inventory in the second half of 2016 to current market prices. SG&A for 2016 of $211.1 million increased compared to $207.5 million in 2015. Net earnings for 2016 of $136.3 million were $69.4 million higher compared to 2015, primarily due to higher gross profit, lower other charges (driven by $12 million of recoveries of damages related to a legal settlement in 2016) and a net benefit of approximately $32 million related to income taxes, comprised primarily of income tax recoveries and related refund interest income attributable to the resolution of certain previously disputed tax matters in Canada, offset in part by withholding taxes and income tax expense related to taxable foreign exchange. See "Operating Results — Income taxes" below for further details.

        As a result of the recent volatility in the solar panel market, we made a decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. In connection therewith, we recorded restructuring charges in the fourth quarter of 2016 to close our solar panel manufacturing operations at our two locations, including impairment charges to write down the carrying value of our solar panel manufacturing equipment to recoverable amounts. See "Operating Results — Other charges" below for further details). We also recorded inventory provisions, primarily in the third quarter of 2016, to write down our solar inventory to recoverable amounts as a charge through cost of sales. See "Overview — Recent developments" above.

        Our cash and cash equivalents at December 31, 2016 were $557.2 million (December 31, 2015 — $545.3 million). Our cash provided by operating activities was $173.3 million for 2016 compared to $196.3 million for 2015, primarily due to higher working capital requirements in 2016 (discussed below) offset in part by the increase in net earnings for 2016 described above and the cash income tax refund of $52 million we received during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and related interest income upon resolution of previously disputed tax matters. See "Operating Results — Income taxes" below for further details. At December 31, 2016, we had an aggregate of $227.5 million outstanding under our credit facility, including $212.5 million outstanding under the term loan thereunder (Term Loan) (December 31, 2015 — an aggregate of $262.5 million outstanding under our credit facility, including $237.5 million outstanding under the Term Loan), and $50.0 million of accounts receivable (A/R) were sold under our $250.0 million A/R sales facility and de-recognized from our accounts receivable balance (December 31, 2015 — $50.0 million of A/R sold). As of December 31, 2016, we also sold $51.4 million of A/R to a third-party bank (also de-recognized from our accounts receivable balance) under a customer's supplier financing program that we joined in the fourth quarter of 2016, to substantially offset the effect of extended payment terms required by such customer on our working capital for that period. See "Capital Requirements" below.

        We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids (SIBs). As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, which allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR's completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB.

        On February 22, 2016, the Toronto Stock Exchange ("TSX") accepted our notice to launch a new NCIB (2016 NCIB) which was amended in March 2016 to permit PSRs. The 2016 NCIB allowed us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2016, we paid an aggregate of $34.3 million (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased at a weighted average price of $10.69 per share under a $30.0 million PSR funded in March 2016. In total, we repurchased and cancelled an aggregate of 3.2 million subordinate voting shares under the 2016 NCIB prior to its expiry in February 2017. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2016 NCIB was reduced by 1.6 million subordinate voting shares we purchased in the open market during 2016 to satisfy obligations under our stock-based compensation plans.

        As of December 31, 2015, we had $25.0 million outstanding under the revolving portion of our credit facility (Revolving Facility) and $237.5 million outstanding under the Term Loan. During the first quarter of 2016, we borrowed an additional $40.0 million under the Revolving Facility, partly to fund the PSR described above. During 2016, we repaid $50.0 million of the amount outstanding under the Revolving Facility and made four scheduled quarterly principal repayments totaling $25.0 million under the Term Loan. See "Liquidity and Capital Resources — Liquidity — Cash requirements" below.

Summary of 2015

        Revenue of $5.6 billion for 2015 was flat compared to 2014. Compared to revenue from our end markets in 2014, revenue dollars from our storage end market in 2015 increased 5%, primarily due to new program wins, in part driven by our JDM offering, and revenue dollars from our diversified end market in 2015 increased 4%, primarily driven by new program wins, including the aerospace and defense program outsourced to us in April 2015, and improved demand in our semiconductor business. Revenue dollars from our consumer end market (representing 3% of our total revenue for 2015) decreased 33% compared to 2014, primarily due to program completions in the second half of 2014, as we continued to de-emphasize certain lower-margin business in our consumer portfolio. Revenue dollars from our communications end market and servers end market in 2015 were relatively flat compared to 2014. Communications and diversified were our largest end markets, representing 40% and 29%, respectively, of total revenue for 2015.

        Gross profit of $391.1 million (6.9% of total revenue) for 2015 decreased 4% compared to $405.4 million (7.2% of total revenue) for 2014, primarily due to higher than expected costs of ramping new programs, particularly the ramping of our new solar panel manufacturing business in Asia (discussed above). This, combined with the impact of changes in program mix and losses at our sites in Japan and Spain (see "Operating Results — Other charges" below), more than offset the gross profit improvements we made in our semiconductor business during 2015. SG&A for 2015 of $207.5 million decreased slightly compared to $210.3 million for 2014. Other charges of $35.8 million for 2015 were comprised primarily of $23.9 million in restructuring charges and $12.2 million in non-cash impairment charges on property, plant and equipment pertaining to our sites in Japan and Spain (see "Other charges" below). Other charges of $37.1 million for 2014 were comprised primarily of our non-cash goodwill impairment charges related to our semiconductor business. Net earnings for 2015 of $66.9 million were $41.3 million lower compared to 2014, primarily due to higher income tax expense in 2015, in part due to higher taxable foreign exchange impacts in 2015 (see "Operating Results — Income taxes" below), and increased stock-based compensation expense (see "Operating Results — Stock-based compensation" below).

        Our cash and cash equivalents at December 31, 2015 were $545.3 million (December 31, 2014 — $565.0 million). Our cash provided by operating activities for 2015 decreased to $196.3 million compared to $241.5 million for 2014, primarily due to an increase in inventory purchases to support new programs, as well as higher cash restructuring charges in 2015. We also advanced $26.5 million in cash to the Solar Supplier during 2015 (see "Liquidity and Capital Resources — Liquidity" below). At December 31, 2015, we had an aggregate of $262.5 million outstanding (December 31, 2014 — no amounts outstanding) under our credit facility (including the Term Loan), and $50.0 million of accounts receivable (A/R) were sold under our A/R sales facility and de-recognized from our accounts receivable balance (December 31, 2014 — $50.0 million of A/R).

        On September 9, 2014, the TSX accepted our notice to launch an NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total multiple voting shares and subordinate voting shares outstanding at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. On January 28, 2015, we completed a $50.0 million PSR (which we funded in December 2014), pursuant to which we repurchased and canceled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share. Subsequent to the completion of this PSR, we paid $19.8 million (including transaction fees) to repurchase and cancel an additional 1.7 million subordinate voting shares under the 2014 NCIB (prior to its expiry in September 2015) at a weighted average price of $11.66 per share. We repurchased and cancelled an aggregate of 9.0 million subordinate voting shares during the term of the 2014 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2014 NCIB was reduced by 0.5 million subordinate voting shares we purchased in the open market during the term of the 2014 NCIB to satisfy obligations under our stock-based compensation plans.

        In the second quarter of 2015, we launched and completed a $350.0 million SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share, representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to its completion. We funded the share repurchases in June 2015 using the proceeds of the $250.0 million Term Loan, $25.0 million drawn on our revolving credit facility, and $75.0 million of cash on hand. We made two scheduled quarterly principal repayments totaling $12.5 million under the Term Loan during the second half of 2015. See "Liquidity and Capital Resources — Liquidity — Cash requirements" below.

Other performance indicators:

        In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
Cash cycle days:
Days in A/R	47	42	43	40	45	43	43	42
Days in inventory	56	54	58	53	60	59	58	55
Days in A/P	(56)	(54)	(55)	(51)	(58)	(55)	(55)	(53)

Cash cycle days	47	42	46	42	47	47	46	44

Inventory turns	6.6x	6.7x	6.3x	6.9x	6.1x	6.2x	6.3x	6.6x

	2015				2016
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31(i)
Amount of A/R sold (in millions)	$50.0	$55.0	$50.0	$50.0	$60.0	$60.0	$50.0	$101.4

(i)
Includes $51.4 million of A/R sold to a third party bank in connection with a customer's supplier financing program that we joined in the fourth quarter of 2016. The successor company in an August 2016 acquisition of one of our significant customers (Successor Customer) has required longer than historical payment terms commencing with orders after October 1, 2016. In connection therewith, we registered for the Successor Customer's supplier financing program pursuant to which participating suppliers may sell A/R from the Successor Customer to a third-party bank on an uncommitted basis in order to receive earlier payment. We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period.
55

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

        Management also reviews other non-IFRS measures including adjusted net earnings, operating margin, adjusted ROIC and free cash flow. See "Non-IFRS measures" below.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2016 audited consolidated financial statements. The following is a discussion of those accounting policies which management considers to be "critical," defined as accounting policies that management believes are both most important to the portrayal of our financial condition and results and require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

        Key sources of estimation uncertainty and judgment:    We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

        We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

        We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets (see note 16(b) to our 2016 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 19 to our 2016 audited consolidated financial statements). Other than our decision in the fourth quarter of 2016 to exit the solar panel manufacturing business, we did not identify any triggering event during the course of 2016 that would indicate the carrying amount of our assets or CGUs may not be recoverable. In connection with such exit, we recorded an impairment loss (as restructuring charges) on our solar panel manufacturing equipment in the fourth quarter of 2016. See "Operating Results — Other charges" below for further details.

Inventory valuation:

        We procure inventory and manufacture based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work-in-progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products are less favorable than originally projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the relevant suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs. See "Operating Results — Gross margin" below for a discussion of the write down in the value of our solar panel inventory during 2016.

Assets classified as held for sale:

        We classify assets as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition to qualify as an asset held for sale. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and are no longer depreciated. The determination of fair value less costs to sell involves judgment by management on the probability and timing of disposition and the expected amount of recoveries and costs. We may engage independent third parties to determine the estimated fair values less costs to sell for assets classified as held for sale. At the end of each reporting period, we evaluate the appropriateness of our estimates and assumptions. We may require adjustments to reflect actual experience or changes in estimates.

Income taxes:

        We record income tax expense or recovery based on taxable income earned or loss incurred in each tax jurisdiction where we operate at the enacted or substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain and estimates are required for exposures related to examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. We believe that our income tax liability reflects the probable outcome of our income tax obligations based on known facts and circumstances; however, the final income tax outcome may be different from our estimates. A change to these estimates could impact our income tax provision.

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

Goodwill, intangible assets and property, plant and equipment:

        We estimate the useful lives of intangible assets and property, plant and equipment based on the nature of the asset, historical experience, the projected period of expected future economic benefits to be provided by the assets, the terms of any related customer contract, and expected changes in technology. We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or a CGU for impairment. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment in the fourth quarter of the year to correspond with our annual planning cycle. Judgment is required in the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability and discount rate, and in projecting future cash flows, among other factors. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we engage independent brokers to obtain market prices to estimate our real property and other asset values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU or group of CGUs to reduce the carrying amount of its goodwill, and then to reduce the carrying amount of other assets in such CGU or group of CGUs generally on a pro rata basis. See notes 8, 9 and 16(b) to our 2016 audited consolidated financial statements for a description of impairment charges for 2015 and 2016.

        We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for property, plant and equipment and intangible assets, if the losses we recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of the reversal will be limited to the carrying amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.

Restructuring charges:

        We incur restructuring charges relating to workforce reductions, site consolidations, and costs associated with businesses we are exiting. Our restructuring charges include employee severance and benefit costs, gains, losses or impairments related to owned sites and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs related to leased sites and equipment we no longer use.

        The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring plans. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any anticipated sublease recoveries from exited sites, and the timing of disposition and estimated fair values less costs to sell of assets we no longer use and which are available for sale. We develop detailed plans and record termination costs in the period the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on their fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the estimated fair values less costs to sell for these assets. For leased sites that we intend to exit, we discount the lease obligation costs, which represent future contractual lease payments and cancellation fees, if any, less estimated sublease recoveries, if any. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease recoveries, we engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in estimates in future periods. See note 16(a) to our 2016 audited consolidated financial statements for a discussion of restructuring charges recorded in 2016.

Legal:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. We recognize a provision for claims based on management's estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third party advisors in making our determination. The filing of a suit or formal assertion of a claim does not automatically trigger a requirement to record a provision. The ultimate outcome, including the amount and timing of any payments required, may vary significantly from our original estimates. Potential material legal obligations that have not been recognized as provisions, as the outcome is remote or not probable, or the amount cannot be reliably estimated, are disclosed as contingent liabilities.

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

Financial assets and financial liabilities:

        We review financial assets at each reporting date and these are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset have been negatively impacted. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset's original discount rate, and we recognize this loss in our consolidated statement of operations.

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

Pension and non-pension post-employment benefits:

        We have pension and non-pension post-employment benefit costs and liabilities that are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. The fair values of our pension assets were based on a measurement date of December 31, 2016. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our pension plan valuations and our future pension expense and required funding.

Employee stock-based compensation:

        The cost we record for restricted share units (RSUs) and 40% of performance share units (PSUs) granted annually is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to the achievement of pre-determined financial targets over a specified period, is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the expected level of achievement of such performance condition. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period.

        We determine the cost we record for 60% of PSUs granted annually using a Monte Carlo simulation model. The number of awards expected to vest is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of total shareholder return (TSR), which is a market performance condition, relative to the TSR of a pre-defined group of companies over a three-year period. We do not adjust the grant date fair value regardless of the eventual number of awards that vest based on the level of achievement of the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied.

Business combinations:

        We use the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment. Potential obligations for contingent consideration and contingencies are also recorded at fair value as of the acquisition date. We generally record subsequent changes in the fair value of such contingent liabilities from the date of acquisition to the settlement date in our consolidated statement of operations.

        We use judgment to determine the purchase price allocation and estimates to value identifiable net assets and the fair value of contingent consideration, if applicable, at the acquisition date. We may engage independent third parties to determine the fair value of property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors.

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

        In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers' products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, re-balancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider's global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as any acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2014	2015	2016
Revenue	100.0%	100.0%	100.0%
Cost of sales	92.8	93.1	92.9

Gross profit	7.2	6.9	7.1
SG&A	3.7	3.7	3.5
Research and development costs	0.3	0.4	0.4
Amortization of intangible assets	0.2	0.2	0.1
Other charges	0.7	0.6	0.4
Finance costs, net of refund interest income	0.1	0.1	—

Earnings before income tax	2.2	1.9	2.7
Income tax expense	0.3	0.7	0.4

Net earnings	1.9%	1.2%	2.3%

Revenue:

        Revenue of $6.0 billion for 2016 increased 7% from 2015. Compared to revenue from our end markets in 2015, revenue dollars from our communications end market increased 12%, revenue dollars from our diversified end market increased 11%, revenue dollars from our storage end market increased 2%, revenue dollars from our servers end market decreased 11%, and revenue dollars from our consumer end market decreased 16%, due primarily to the factors discussed in "Summary of 2016" above and the discussions below. Communications and diversified continued to be our largest end markets, representing 42% and 30%, respectively, of total revenue for 2016.

        Revenue of $5.6 billion for 2015 was flat compared to 2014. Compared to revenue from our end markets in 2014, revenue dollars from our storage end market increased 5%, revenue dollars from our diversified end market increased 4%, and revenue dollars from our consumer end market (representing 3% of our total revenue for 2015) decreased 33%, primarily due to the factors discussed in "Summary of 2015" above and the discussions below. Revenue dollars from our communications end market and servers end market in 2015 were relatively flat compared to 2014. Communications and diversified were our largest end markets, representing 40% and 29%, respectively, of total revenue for 2015.

        The following table sets forth revenue from our end markets as a percentage of our total revenue for the periods indicated:

	2014	2015	2016
Communications	40%	40%	42%
Consumer	5%	3%	2%
Diversified	28%	29%	30%
Servers	9%	10%	8%
Storage	18%	18%	18%
Revenue (in billions)	$5.63	$5.64	$6.02

        Due to the converging technologies of our Storage and Servers end markets, we have decided to combine these end markets into a single "Enterprise" end market for reporting purposes, commencing with the quarter ending March 31, 2017. In addition, due to the decreasing size of our Consumer business, we will add it to our Diversified end market commencing with the quarter ending March 31, 2017 for reporting purposes.

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

        From time to time we experience some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. However, the numerous factors described above that affect our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from our storage end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this end market in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

        To reduce our reliance on any one customer or end market, we continue to target new customers and services, including through our efforts to expand our diversified end market business (including our smart energy, aerospace and defense, healthcare, and industrial businesses). See "Overview — Recent developments" above. Notwithstanding these expansion efforts, we remain dependent on our traditional end markets for a substantial portion of our revenue. We continue to experience slower growth rates and increased pricing pressures in our traditional markets.

        Our communications end market represented 42% of total revenue for 2016, compared to 40% of total revenue for both 2015 and 2014. Revenue dollars from this end market in 2016 increased 12% compared to 2015, primarily driven by demand strength from certain customer programs and new program wins. Revenue dollars from this end market in 2015 were relatively flat compared to 2014, with growth from new program wins offsetting the lower revenue due to program completions during 2014.

        Our diversified end market represented 30% of total revenue for 2016, up from 29% in 2015 and 28% in 2014. Revenue dollars from our diversified end market for 2016 increased 11% compared to 2015, primarily driven by new programs in our smart energy business (including new solar programs prior to the downturn in that business in the third quarter of 2016), and a program outsourced to us from one of our aerospace and defense customers in April 2015. Revenue dollars increased 4% in 2015 compared to 2014, primarily driven by new program wins, including the aerospace and defense program outsourced to us in April 2015, and improved demand in our semiconductor business. Revenue from our solar business in 2015 was slightly lower than in 2014 as we were transitioning and ramping our solar panel manufacturing operations in Asia, as discussed above in "Overview — Recent developments".

        Our storage end market represented 18% of total revenue for 2016, 2015 and 2014. In 2016, revenue dollars from our storage end market increased 2% compared to 2015, primarily driven by new programs from one customer, offset in part by softer demand in some of our legacy programs. In 2015, revenue dollars from our storage end market increased 5% compared to 2014, primarily due to new program wins, in part driven by our JDM offering.

        Our servers end market represented 8% of total revenue for 2016, compared to 10% of total revenue for 2015, and 9% of total revenue in 2014. Revenue dollars from our servers end market for 2016 decreased 11% compared to 2015, primarily due to customer demand softness. Revenue dollars from this end market in 2015 were relatively flat compared to 2014.

        Our consumer end market represented 2% of total revenue for 2016, compared to 3% of total revenue for 2015 and 5% of total revenue for 2014. Revenue dollars from our consumer end market for 2016 decreased 16% compared to 2015 primarily as a result of the completion of programs with one of our largest customers in this end market during the third quarter of 2016. As a result of this completion, we expect our revenue and earnings in this end market to decrease in future quarters, contributing to our decision to combine this end market with our diversified end market commencing with the quarter ending March 31, 2017. In 2015, revenue dollars from our consumer end market decreased 33% compared to 2014, primarily due to program completions as we de-emphasized certain lower-margin business in our consumer portfolio.

        For 2016, we had two customers (Cisco Systems and Juniper Networks) that individually represented more than 10% of total revenue (both 2015 and 2014 — three customers (Cisco Systems, IBM, and Juniper Networks)). Cisco Systems and Juniper Networks accounted for 19% and 11%, respectively, of our total revenue for 2016.

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

        In the aggregate, our top 10 customers represented 68% of total revenue for 2016 (2015 — 67%; 2014 — 65%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. Some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts. To the extent we cannot offset such reductions, by lowering our costs, through operational efficiencies or otherwise, these price reduction terms may negatively impact our margins and our operating results. From time to time, customers seek longer-term supply agreements to lock in their supply, terms and pricing.

        In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. See "Overview — Recent developments" above for a discussion of our decision to exit the solar panel manufacturing business. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

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

Gross profit:

        The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Year ended December 31
	2014	2015	2016
Gross profit (in millions)	$405.4	$391.1	$427.6
Gross margin	7.2%	6.9%	7.1%

        Compared to 2015, gross profit for 2016 increased 9%, primarily driven by higher revenue levels and margin improvements in our diversified end market, including in each of our semiconductor and solar businesses, partially offset by changes in program mix as some of our new programs contributed lower gross profit than past programs. Our solar margins improved compared to the prior year despite the higher provisions (accounting for approximately 15 basis points), primarily to write down the value of our solar panel inventory in the second half of 2016 to current market prices. See further discussions in "Overview — Recent developments" and "Summary of 2016" above. Additionally, we made margin improvements in our semiconductor business during 2016 as compared to the prior year period reflecting improvements in cost productivity and the restructuring actions we implemented in 2015.

        Compared to 2014, gross profit decreased 4% in 2015, primarily due to higher than expected costs of ramping new programs, particularly our new solar panel business in Asia. We expanded our solar panel manufacturing into Asia in 2015 and incurred higher costs as a result of delayed ramping, operational inefficiencies and supplier performance issues. This, combined with the impact of changes in program mix and losses at our sites in Japan and Spain (see "Other charges" below), more than offset the gross margin improvements we made in our semiconductor business during 2015.

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

        Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to awards under our team incentive plans available to eligible employees, our sales incentive plans, and our stock-based compensation plans, including stock options, PSUs and RSUs. See "Stock-based compensation" below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

        SG&A for 2016 of $211.1 million (3.5% of total revenue) increased compared to $207.5 million (3.7% of total revenue) for 2015, primarily due to higher foreign exchange losses and costs associated with our organizational redesign initiatives, offset in part by $3.3 million lower stock-based compensation expense in 2016 (discussed below). The decrease in SG&A as a percentage of revenue for 2016 compared to 2015 reflects the higher revenue levels in 2016.

        SG&A for 2015 of $207.5 million (3.7% of total revenue) decreased slightly compared to $210.3 million (3.7% of total revenue) for 2014, primarily due to overall spending reductions in 2015, which more than offset the higher stock-based compensation expense in 2015 (discussed below).

Stock-based compensation:

        Our employee stock-based compensation expense, which excludes DSU expense, varies each period, and includes mark-to-market adjustments for any awards we settle in cash and any plan amendments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. In 2016, we recorded $15.0 million and $18.0 million of employee stock-based compensation expense in cost of sales and SG&A, respectively; in 2015, we recorded $16.3 million and $21.3 million of employee stock-based compensation expense in cost of sales and SG&A, respectively; and in 2014, we recorded $13.4 million and $15.0 million of employee stock-based compensation expense in cost of sales and SG&A, respectively.

        The following table shows employee stock-based compensation for the periods indicated:

	Year ended December 31
	2014	2015	2016
Employee stock-based compensation (in millions)	$28.4	$37.6	$33.0

        Compared to 2015, our employee stock-based compensation expense for 2016 decreased by $4.6 million, primarily due to lower amounts recorded in 2016 in connection with the accelerated recognition of stock-based compensation expense for employees eligible for retirement.

        In 2015, our employee stock-based compensation expense increased by $9.2 million compared to 2014, primarily due to an adjustment recorded in 2015 to reflect the estimated level of achievement related to our performance-based compensation, as well as the cost of new awards granted in 2015 in connection with our CEO transition. Our 2014 employee stock-based compensation expense was reduced by expense reversals we recorded with respect to forfeited awards for terminated employees.

        Management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a broker or by issuing subordinate voting shares from treasury. Accordingly, we have accounted for these share unit awards as equity-settled awards. See "Cash requirements" below.

        In 2016, we also recorded DSU expense of $2.1 million (2015 — $1.9 million; 2014 — $1.9 million) through SG&A.

Other charges:

  (i)
  We have recorded the following restructuring charges (recoveries) for the periods indicated (in millions):

	Year ended December 31
	2014	2015	2016
Restructuring charges (recoveries)	$(2.1)	$23.9	$31.9
65

        We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $31.9 million in 2016 consisting of employee termination costs resulting from changes to our operating model, and charges (including employee termination costs) related to our decision to exit the solar panel manufacturing business, as well as the consolidation of certain of our sites. Our restructuring charges for 2016 consisted of cash charges of $10.7 million, primarily for employee termination costs relating to our Global Business Services and Organizational Design initiatives, and the closure of our solar panel manufacturing operations and other exited operations, and non-cash charges of $21.2 million, to write down certain plant assets and equipment to recoverable amounts, including $19.0 million related to our solar panel manufacturing equipment at our two locations. A substantial portion of our solar panel manufacturing equipment is subject to finance leases, pursuant to which we had outstanding obligations of $15.3 million as of December 31, 2016. We intend to terminate these leases upon disposition of the equipment thereunder and settle the remaining lease obligations in 2017. As we intend to sell the solar equipment, the recoverable amounts were based on their estimated fair values less costs to sell. We estimated these values based on external inputs, including recent market transactions and third-party estimates. We reduced the carrying value of our solar panel manufacturing equipment to these estimated fair values less costs to sell at the end of 2016. However, the recoverable amounts are subject to adjustment based on the actual results of our sales process. Our restructuring provision at December 31, 2016 was $6.6 million (December 31, 2015 — $10.7 million) comprised primarily of employee termination costs which we currently expect to pay during the first half of 2017. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

        During 2015, we recorded restructuring charges of $23.9 million. Our restructuring charges for 2015 consisted of cash charges of $19.5 million, primarily for employee termination costs at various sites, including headcount reductions in certain under-utilized manufacturing sites in higher cost locations, and non-cash charges of $4.4 million, primarily to write down certain equipment to recoverable amounts. These 2015 charges also included costs associated with the consolidation of two of our semiconductor sites in the second quarter of 2015, to reduce the cost structure and improve the margin performance of that business. In 2014, we recorded a net reversal of previous restructuring charges of $2.1 million primarily to adjust for reduced payments in relation to a site that was part of a previous restructuring action.

        In order to further streamline our business and improve margin performance, we expect to continue to implement restructuring actions in 2017. However, notwithstanding the larger-than-anticipated restructuring costs we incurred in the fourth quarter of 2016 in connection with our exit from the solar panel manufacturing business, we currently do not expect the related restructuring charges to be material in 2017.

        We may also propose additional future restructuring actions or divestitures as a result of changes in our business (including as a result of our GBS and OD initiatives and/or other changes to our operating model), the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations and internal processes and controls.

  (ii)
  We have recorded the following impairment charges for the periods indicated (in millions):

	Year ended December 31
	2014	2015	2016
Asset Impairment	$40.8	$12.2	$—

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable (triggering events). We recognize an impairment loss when the carrying amount of an asset,

CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. Prior to conducting our 2016 annual impairment assessment, we did not identify any triggering event during the course of 2016 indicating that the carrying amount of our assets or CGUs may not be recoverable, other than our decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. In connection therewith, we recorded an impairment loss (as restructuring charges) on our solar panel manufacturing equipment in the fourth quarter of 2016. We reduced the carrying value of our solar panel manufacturing equipment to its estimated fair value less costs to sell.

        For our 2016 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, other than the impairment described above, we used cash flow projections based primarily on our plan for 2017 and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plan for 2017 is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of 2016, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for 2017 was approved by management and presented to our Board of Directors in December 2016.

        In the fourth quarter of 2016, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment and determined that, other than the write down of our solar panel manufacturing equipment discussed above, there was no impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values.

        In the fourth quarter of 2015, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $12.2 million, comprised of $6.5 million and $5.7 million, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. Such charges were primarily due to the reduction of our long-term cash flows projections for these CGUs as a result of reduced customer demand and challenging market conditions that we were experiencing in these CGUs at that time, and our assessment of the continued negative impact of these factors on the future profitability of these two CGUs. After recording the 2015 impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair value of its real property at the end of 2015.

        In the fourth quarter of 2014, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges of $40.8 million against the goodwill of our semiconductor business, primarily due to the reduction at the time of our long-term cash flow projections for this CGU as a result of volatility in customer demand, operational inefficiencies and commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs.

        We determined the recoverable amount of our CGUs as the greater of its expected value-in-use and its fair value less costs to sell. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our 2016 annual impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2016 assessment, we used cash flow projections ranging from 1 to 7 years (2015 — 3 to 10 years; 2014 — 2 to 9 years) for our CGUs, in line with the remaining useful lives of the CGUs' essential assets. We generally used our weighted-average cost of capital of approximately 10% (2015 — approximately 8%; 2014 — approximately 10%) to discount our cash flows. For our semiconductor CGU, however, we applied a discount rate of 17% to our cash flow projections for this CGU in 2014 through 2016 reflecting the higher risk and continued volatilities inherent with these cash flows, despite the new business awarded to this CGU in the past few years.

        As part of our annual impairment assessment of goodwill, we also perform sensitivity analyses for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. Our goodwill balance at December 31, 2016 of $23.2 million was comprised of $19.5 million attributable to our semiconductor CGU and $3.7 million attributable to our Karel acquisition. For purposes of our 2016 impairment assessment of our semiconductor CGU, we assumed future revenue growth at an average compound annual growth rate of 7% over a 7-year period (2015 — 9% over an 8-year period), representing the remaining life of the CGU's most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this CGU over the projection period will be slightly above our overall margin performance for the Company in 2016, consistent with the average annual margins we assumed for our 2015 impairment analysis. For our 2016 annual impairment analysis, we did not identify any key assumptions where a reasonably possible change would result in material impairments to our semiconductor CGU.

        Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of a CGU could result in impairment losses in such CGU in future periods.

        (iii) In August 2014, we liquidated the asset portfolio for the defined benefit component of the pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit component under the plan, and the employer substantially eliminating financial risk in respect of these obligations. The purchase of the annuities resulted in a non-cash settlement loss of $6.4 million which we recorded in other charges in our consolidated statement of operations in 2014.

        (iv) In 2016, we received recoveries of damages of $12.0 million (2015 — nil; 2014 — $8.0 million) in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. The recoveries in 2016 were offset in part by the cost to settle an unrelated legal matter. During the fourth quarter of 2016, we recorded integration and transaction costs totaling $1.4 million related to the acquisition of Karel.

Refund interest income:

        In 2016, we received refund interest income totaling $14.3 million in connection with the resolution of certain previously disputed tax matters. See "Income taxes" below.

Income taxes:

        For 2016, we had a net income tax expense of $24.7 million on earnings before tax of $161.0 million, compared to a net income tax expense of $42.2 million on earnings before tax of $109.1 million for 2015 and a net income tax expense of $16.4 million on earnings before tax of $124.6 million for 2014.

        Our current income tax expense for 2016 of $14.2 million was favorably impacted by the reversal of provisions previously recorded for tax uncertainties related to the final reassessments and settlement of tax accounts in connection with the resolution of a transfer pricing matter for one of our Canadian subsidiaries. In connection therewith, we recorded aggregate income tax recoveries of $45 million Canadian dollars (approximately $34 million at the exchange rates at the time of recording), as well as aggregate refund interest income of approximately $14.3 million (see below). Our net current income tax expense for 2016 also included tax expense in jurisdictions with current taxes payable, as well as withholding taxes of $1.5 million pertaining to the repatriation of $50.0 million from a U.S. subsidiary. Our deferred income tax expense for 2016 of $10.5 million consisted of net deferred income tax for changes in temporary differences in various jurisdictions, as well as a deferred income tax expense of $8.0 million related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries. We currently expect to repatriate cash from these Chinese subsidiaries in the near future and have recorded a deferred tax liability in connection therewith. Upon repatriating the cash, we will reverse this deferred tax liability and record a current income tax expense for withholding taxes. There was no tax impact associated with the $21.2 million in non-cash impairment charges (through restructuring) we recorded in the fourth quarter of 2016 (discussed above).

        Our net income tax expense of $24.7 million for 2016 was also negatively impacted by taxable foreign exchange impacts of $7.3 million resulting from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (Currency Tax Expense). Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based primarily on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period.

        Current income taxes for 2015 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Deferred income taxes for 2015 consisted primarily of net deferred income tax for changes in temporary differences in various jurisdictions. Our net income tax expense of $42.2 million for 2015 was negatively impacted by a Currency Tax Expense of $12.2 million. There was no net tax impact associated with the $12.2 million non-cash impairment charge we recorded in the fourth quarter of 2015 (discussed above).

        Current income taxes for 2014 consisted primarily of tax expense recorded in jurisdictions with current taxes payable, offset in part by an income tax benefit of $14.1 million relating to the recognition of previously unrecognized tax incentives in Malaysia in the first quarter of 2014. Deferred income taxes for 2014 consisted primarily of net deferred income tax expense for changes in temporary differences in various jurisdictions. In 2014, we completed an internal loan reorganization whereby certain inter-company loans were forgiven. There was no net impact to our consolidated deferred tax provisions related to this internal loan reorganization. There was no tax impact associated with the $40.8 million non-cash goodwill impairment charge we recorded in the fourth quarter of 2014 (discussed above).

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

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

        During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 million in the first quarter of 2014 relating to years 2010 through 2013. Our Malaysian income tax incentives expired as of the end of 2014. While negotiations for Malaysian incentives are ongoing, we currently expect to be granted new pioneer incentives for only limited portions of our Malaysian business. As a result, we recorded Malaysian income taxes at full statutory tax rates in 2015 and 2016. As we continue to negotiate tax incentives with Malaysian authorities, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted.

        We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption (including distribution taxes), which after eight years transition to a 50% income tax exemption for the next five years. Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. During the third quarter of 2015, one of our Thailand income tax incentives transitioned to the 50% income tax exemption phase. Two of our remaining four Thailand tax incentives expire between 2019 and 2020, while the other two incentives will transition to the 50% exemption in 2022 and 2023, and expire in 2027 and 2028.

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

        As previously disclosed, Canadian tax authorities had taken the position that the income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions (Transfer Pricing Matters). In connection therewith, such authorities reassessed tax amounts owed by us, and also imposed limitations on benefits associated with favorable adjustments (Benefits Limitation). We had appealed this decision and sought resolution of the Transfer Pricing Matters from the relevant Competent Authorities under applicable treaty principles. In the third quarter of 2016, the Canadian and U.S. tax authorities informed us that a mutual conclusion had been reached with respect to the Transfer Pricing Matters, and the Canadian tax authorities withdrew their position, reversing the adjustments for the years 2001 through 2004. The Canadian tax authorities also reversed the adverse adjustments related to the Benefits Limitation. In connection therewith, in the second half of 2016, we recorded aggregate current income tax recoveries of $45 million Canadian dollars (approximately $34 million at the exchange rates at the time of recording) to reverse previously recorded provisions for tax uncertainties related to transfer pricing, as well as aggregate refund interest income of $19 million Canadian dollars (approximately $14 million at the exchange rates at the time of recording) for cash held on account with the tax authorities in connection with the Benefits Limitation and Transfer Pricing Matters.

        Canadian tax authorities had also taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses (Canadian Interest Matter), a position which we had previously appealed. In the fourth quarter of 2016, the Canadian tax authorities issued revised reassessments, which primarily had the effect of reducing unrecognized gross deferred tax assets and virtually eliminating the net income tax expense. As the net impact of the revised reassessments was nominal, we accepted them and the matter was closed in the fourth quarter of 2016.

        As a result of the resolution of the Transfer Pricing Matters, Benefits Limitation and the Canadian Interest Matter, we received $70 million Canadian dollars (approximately $52 million at year-end exchange rates) during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and related refund interest income. We also received $6 million Canadian dollars (approximately $4 million at year-end exchange rates) in January 2017. The aggregate amount of cash refunds received represents the return of all deposits and refund interest in respect of the Canadian tax matters.

        In 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. Dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 million and the relevant tax costs related to the foreign exchange gains were accrued as at December 31, 2015.

        The successful pursuit of the assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

Acquisitions:

        We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In November 2016, we acquired the business assets of Karel for a cash purchase price of $14.9 million. See "Overview — Recent developments — Asset purchase agreement" above.

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

Liquidity and Capital Resources

Liquidity

        The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31
	2014	2015	2016
Cash and cash equivalents	$565.0	$545.3	$557.2
Borrowings under credit facility	—	262.5	227.5

	Year ended December 31
	2014	2015	2016
Cash provided by operating activities	$241.5	$196.3	$173.3
Cash used in investing activities	(59.9)	(75.3)	(64.0)
Cash used in financing activities	(160.9)	(140.7)	(97.4)
Changes in non-cash working capital items (included in operating activities above):
A/R	$(39.4)	$12.5	$(104.6)
Inventories	98.2	(75.6)	(89.5)
Other current assets	(18.9)	38.2	(5.3)
A/P, accrued and other current liabilities and provisions	(31.6)	28.8	75.4

Working capital changes	$8.3	$3.9	$(124.0)

Cash provided by operating activities:

        In 2016, we generated $173.3 million of cash from operating activities compared to $196.3 million in 2015. The decrease in cash provided by operating activities as compared to 2015 was primarily due to $127.9 million in higher working capital requirements in 2016 to support our growth, offset in part by the increase in net earnings in 2016 and the cash income tax refund of $52 million we received in the fourth quarter of 2016 related to the resolution of certain income tax matters, including related interest income. See "Operating results — Income taxes" above. Higher inventory levels were required in 2016 primarily to support new customer programs and increased demand from certain customers, and the increase in accounts receivable reflected the higher revenue levels in 2016 and the timing of revenue in the fourth quarter of 2016.

        From time to time, we extend payment terms applicable to certain customers. If this becomes our practice, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. During the fourth quarter of 2016, the payment terms of one of our significant customers was extended. In connection therewith, we registered for that customer's supplier financing program pursuant to which participating suppliers may sell A/R from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At December 31, 2016, we sold $51.4 million of A/R under this program (December 31, 2015 — nil). We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period. We pay interest with respect to this arrangement, which we record in finance costs in our consolidated statement of operations.

        In 2015, we generated $196.3 million in cash from operating activities compared to $241.5 million in 2014. The decrease as compared to 2014 was primarily due to an increase in inventory purchases to support new programs, including $27.6 million of inventory we purchased in connection with a program transfer in our aerospace and defense business, as well as higher cash restructuring charges in 2015.

Free cash flow (non-IFRS):

        Our non-IFRS free cash flow of $110.2 million for 2016 decreased $3.0 million compared to 2015, primarily due to higher use of cash for operating activities in 2016 (as discussed above) compared to 2015, offset in part by the repayment of $14 million in cash advances by the Solar Supplier in 2016.

        Our non-IFRS free cash flow of $113.2 million for 2015 decreased $64.2 million compared to 2014, primarily due to a reduction in cash provided by operating activities in 2015 (discussed above), and $26.5 million in net cash advances we made to the Solar Supplier in 2015.

        Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), deposits received on the anticipated sale of our Toronto real property (for 2015), finance lease payments, advances to (or repayments from) the Solar Supplier, and finance costs paid. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below:

	Year ended December 31
	2014	2015	2016
IFRS cash provided by operations	$241.5	$196.3	$173.3
Purchase of property, plant and equipment, net of sales proceeds	(59.9)	(60.0)	(63.1)
Deposit on anticipated sale of real property	—	11.2	—
Finance lease payments	—	—	(4.5)
Repayments from (advances to) Solar Supplier	—	(26.5)	14.0
Finance costs paid	(4.2)	(7.8)	(9.5)

Non-IFRS free cash flow	$177.4	$113.2	$110.2

Cash used in investing activities:

        Our capital expenditures for 2016 were $64.1 million (2015 — $62.8 million; 2014 — $61.3 million). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We funded these capital expenditures from cash on hand. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

        In November 2016, we completed the acquisition of Karel. The purchase price of $14.9 million was financed with cash on hand. See "Overview — Recent developments — Asset purchase agreement" above. In 2015, we entered into a supply agreement with the Solar Supplier that included a commitment by us to provide cash advances to help secure our solar cell supply. See "Overview" above. We advanced $26.5 million under this agreement in 2015 (net of repayments in 2015) and received cash repayments of $14.0 million from the Solar Supplier in 2016.

        In 2015, we received a cash deposit of $11.2 million related to the anticipated sale of our real property in Toronto. See "Cash Requirements" below for a description of the Property Sale Agreement.

Cash used in financing activities:

Share repurchases for cancellation:

        During 2016, we paid $34.3 million (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under our 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased at a weighted average price of $10.69 per share under a $30.0 million PSR we funded in March 2016.

        In addition to the completion of a $350.0 million SIB in 2015, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares, we also paid $19.8 million (including transaction fees) in 2015 to repurchase and cancel 1.7 million subordinate voting shares under our 2014 NCIB at a weighted average price of $11.66 per share.

        The SIB was funded with the proceeds of a $250.0 million Term Loan, $25.0 million drawn on the Revolving Facility and $75.0 million of cash. See "Capital Resources" below for a description of the Term Loan and Revolving Facility. We borrowed an additional $40.0 million under the Revolving Facility in 2016 to fund a portion of the share repurchases under our 2016 NCIB (described above), including under the $30.0 million PSR. During 2016, we made scheduled quarterly principal repayments of $25.0 million (2015 — $12.5 million) under the Term Loan and a $50.0 million repayment under the Revolving Facility.

        During 2014, pursuant to the NCIBs then in effect, we paid an aggregate of $90.6 million (including transaction fees) to repurchase and cancel a total of 8.5 million subordinate voting shares at a weighted average price of $10.72 per share. In December 2014, we also paid $50.0 million to a broker under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR's completion. We completed this PSR on January 28, 2015 pursuant to which we repurchased and canceled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share.

Finance costs:

        During 2016, we paid finance costs of $9.5 million (2015 — $7.8 million; 2014 — $4.2 million) (see "Cash requirements" below). Finance costs in 2015 also included $2.1 million of debt issuance costs in connection with the amendment of the credit facility in May 2015. Commencing in June 2015, finance costs include interest on the Term Loan.

Treasury share repurchases:

        During 2016, we paid $18.2 million (including transaction fees) for a broker's purchase under the 2016 NCIB of 1.6 million subordinate voting shares in the open market for our stock-based compensation plans (2015 — $28.9 million paid to purchase 2.5 million subordinate voting shares; 2014 — $23.9 million paid to purchase 2.2 million subordinate voting shares).

Finance lease payments:

        During 2016, we paid $4.5 million under our finance lease agreements (see "Cash Requirements" below). The payments under these leases reduced our non-IFRS free cash flow for the year. At December 31, 2016, $15.3 million of our finance lease obligations relate to manufacturing equipment for our solar panel business. As discussed above, we intend to terminate these leases upon disposition of the solar equipment thereunder and settle the remaining lease obligations in 2017. See "Overview — Recent developments" above.

Cash requirements:

        We maintain a revolving credit facility, uncommitted bank overdraft facilities, and an A/R sales program, and participate in a customer's supplier financing program, to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our Revolving Facility or sell A/R through our A/R sales program or participate in a customer's supplier financing program, while available. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our A/R sales program and the supplier financing program are both on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under these programs. See "Capital Resources" below.

        We believe the Term Loan was a more cost-effective method of financing a portion of the 2015 SIB than pursuing the use of the accordion feature of our Revolving Facility to increase its maximum limit, as the principal repayments under the Term Loan do not result in unused line fees. We do not believe that such indebtedness, or the aggregate costs of the SIB, have had or will have a material adverse impact on our liquidity, our results of operations or financial condition. We are required to make quarterly principal payments on the Term Loan of $6.25 million. We anticipate that interest on the Term Loan, based on current interest rates, will be approximately $2 million per quarter. Any increase in prevailing interest rates or margins could cause this amount to increase. See "Capital Resources — Financial risks — Interest rate risk" below. We believe that cash flow from operating activities, together with cash on hand, remaining availability under our Revolving Facility and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein).

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

        As at December 31, 2016, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Most of these amounts, however, are subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries related to undistributed earnings that are considered indefinitely reinvested outside of Canada (which we do not intend to repatriate in the foreseeable future) are not subject to these withholding taxes. During 2016, we repatriated $50 million from one of our U.S. subsidiaries and remitted and recorded the required withholding taxes in current income taxes. We also currently expect to repatriate approximately $80 million from our Chinese subsidiaries in the near term and have recorded the anticipated future withholding taxes as deferred income tax liabilities. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations. At December 31, 2016, we had approximately $340 million (December 31, 2015 — $405 million) of cash and cash equivalents that are held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

        As at December 31, 2016, we had known contractual obligations that require future payments as follows (in millions):

	Total	2017	2018	2019	2020	2021	Thereafter
Borrowings under credit facility(i)	$227.5	$25.0	$25.0	$25.0	$152.5	$—	$—
Operating leases	70.4	25.5	18.8	12.0	5.8	2.0	6.3
Finance leases(ii)	19.6	5.6	5.6	5.6	2.8	—	—
Pension plan contributions(iii)	12.4	12.4	—	—	—	—	—
Non-pension post-employment plan payments	33.0	3.4	2.2	3.2	3.0	2.8	18.4
Program transfer purchase obligation(iv)	30.0	30.0	—	—	—	—	—
Purchase obligations under IT support agreements(v)	22.2	8.2	8.0	6.0	—	—	—

Total(vi)	$415.1	$110.1	$59.6	$51.8	$164.1	$4.8	$24.7

(i)
Represents our borrowings under the Revolving Facility and the Term Loan (based on amounts outstanding as of December 31, 2016), which mature concurrently on May 29, 2020, and excludes related interest and fees. The Term Loan requires mandatory quarterly principal repayments until its maturity and borrowings under the Revolving Facility are due upon maturity. We recorded the $15.0 million outstanding under the Revolving Facility at December 31, 2016 as current liabilities in our 2016 audited consolidated financial statements, as we anticipated the repayment of such amounts during 2017. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. Outstanding amounts under the Term Loan bear interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on a financial ratio based on indebtedness. Based on the rates and the principal amount outstanding under the Term Loan ($212.5 million) and the Revolving Facility ($15 .0 million) as of December 31, 2016, interest and fees are estimated to be an aggregate of approximately $6 million to $8 million per year. Actual amounts could differ materially from these estimates. Payment defaults under the credit facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the Prime Rate, in the case of overdue amounts payable in Canadian dollars, or the Base Rate Canada, in the case of overdue amounts payable in U.S. dollars. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder. See "Capital Resources" below and note 12 to our 2016 audited consolidated financial statements for a description of our credit facility, including amounts outstanding thereunder, repayment dates and interest obligations.

(ii)
Represents contractual obligations under finance leases, including $15.3 million in outstanding equipment lease obligations related to our solar panel business. As a result of our decision in the fourth quarter of 2016 to exit the solar panel manufacturing business, we intend to terminate these leases upon disposition of the solar equipment and settle the remaining lease obligations in 2017. We have recorded all remaining payments thereunder as current liabilities in our 2016 audited consolidated financial statements.

(iii)
Based on our latest actuarial valuations, we estimate our minimum funding requirement for 2017 to be $12.4 million (2016 — $19.4 million; 2015 — $25.3 million). In mid 2016, we provided a parental guarantee to the trustees of our U.K. pension plan, and since the plan is considered sufficiently funded, no further contributions to this plan were required. See further details in note 19 to our 2016 audited consolidated financial statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks and uncertainties associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

(iv)
Represents the expected amount of inventory we have committed to purchase in connection with a program transfer currently anticipated to occur in the third quarter of 2017.

(v)
Represents the minimum obligation related to IT support agreements.

(vi)
This table excludes $34.8 million of long-term deferred income tax liabilities and $28.3 million of provisions and other non-current liabilities primarily pertaining to warranties and asset retirement obligations, as we are unable to reliably estimate the timing of any future payments related thereto. However, long-term liabilities included in our consolidated balance sheet include these items.
75

        As at December 31, 2016, we had additional commitments that expire as follows (in millions):

	Total	2017	2018	2019	2020	2021	Thereafter
Foreign currency contracts(i)	$696.4	$696.4	$—	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	37.8	12.9	1.2	—	21.9	0.2	1.6
Capital expenditures(iii)	35.4	35.4	—	—	—	—	—

Total	$769.6	$744.7	$1.2	$—	$21.9	$0.2	$1.6

(i)
Represents the aggregate notional amounts of our forward currency contracts.

(ii)
Includes $25.8 million in letters of credit that we issued under our Revolving Facility.

(iii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2017 to be approximately 1.0% to 1.5% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below. As at December 31, 2016, we had committed $35.4 million for capital expenditures, principally for machinery and equipment to support new customer programs.

        In addition to the commitments set forth in the tables above, we also have outstanding purchase orders with suppliers for the purchase of inventory. These purchase orders are generally short-term in nature. As of December 31, 2016, our binding purchase obligations amounted to approximately $800 million. A substantial portion of these purchase orders are for standard inventory items which we have procured for specific customers based on their purchase orders or forecasts under which such customers have contractually assumed liability for such material.

        Customer or program transfers between EMS providers are part of the competitive nature of our industry. From time-to-time, we make commitments to purchase assets, primarily inventory, or fund certain costs, as part of transitioning programs from a customer or a competitor. In April 2015, we purchased $27.6 million of inventory and assumed the relevant workforce in connection with a program transferred to us from one of our aerospace and defense customers. In the fourth quarter of 2016, we made a commitment to one of our customers to purchase approximately $30 million of inventory and assume the relevant workforce in connection with a program that is currently anticipated to transfer to us in the third quarter of 2017, however the final amount will be determined at the time of the program transfer. See "Program transfer purchase obligation" in the contractual obligations table above.

        We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. In relation to our global solar expansion plan described in "Overview" above, we entered into five-year lease agreements in April 2015, pursuant to which we leased $19.3 million of manufacturing equipment for our solar operations in Asia. At December 31, 2016, our remaining solar equipment lease obligations totaled $15.3 million, which we have recorded as current liabilities as we intend to terminate and settle these leases in 2017. See "Finance leases" in the contractual obligations table above.

        On July 23, 2015, we entered into the Property Sale Agreement to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars (approximately $101 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement (i.e. the latter half of 2017), the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash (approximately $40 million at year-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars (approximately $51 million at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. There can be no assurance that this transaction will be completed within the expected time period, or at all. As part of the transaction, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for our new corporate headquarters, on commercially reasonable arm's-length terms. Should the transaction close, we expect to be able to find a replacement site on commercially acceptable terms for our Toronto manufacturing operations, but there can be no assurance that this will be the case. Should the transaction close, we expect to incur significant transition costs to transfer the manufacturing operations to an alternate location and to prepare and customize the new site to meet our manufacturing needs. The costs, timing, and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position.

        We have granted share unit awards to employees under our stock-based compensation plans. Under one such plan, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash, although we currently expect to satisfy these awards with subordinate voting shares purchased in the open market. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to elect to settle awards in either cash or subordinate voting shares. Absent such permitted election, grants will be settled in subordinate voting shares, which may be purchased in the open market or issued from treasury, subject to certain limits. The timing of, and the amounts paid for, these purchases can vary from period to period. We have funded, and expect to continue to fund, share repurchases for this purpose from cash on hand. During 2016, we paid $18.2 million (2015 — $28.9 million; 2014 — $23.9 million) to purchase subordinate voting shares in the open market through a broker for this purpose.

        We have and intend to continue to fund share repurchases under our NCIBs and our SIBs from cash on hand, borrowings under our credit facility, or a combination thereof. During 2016, we paid $34.3 million (2015 — $370.4 million; 2014 — $140.6 million) to repurchase subordinate voting shares in the open market for cancellation.

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

        In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were finally dismissed on January 16, 2017 with no payments by the defendants.

        See "Operating Results — Income taxes" above for a description of the status of certain income tax settlements and contingencies.

Capital Resources

        Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program, a customer's supplier financing program and capital stock. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, the main objectives of which are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

        At December 31, 2016, we had cash and cash equivalents of $557.2 million (December 31, 2015 — $545.3 million), of which approximately 83% was cash and 17% was cash equivalents, consisting of bank deposits. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Canadian dollars and Chinese renminbi. We also held cash and cash equivalents in the following currencies: British pound sterling, Brazilian real, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Japanese yen, Lao kip, Malaysian ringgit, Mexican peso, Philippines peso, Romanian leu, Singapore dollar, Swiss franc, Taiwan dollar and Thai baht.

        The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2016 a Standard and Poor's short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

        We amended our $300.0 million Revolving Facility in 2015 to extend its maturity to May 2020, and to add a $250.0 million non-revolving Term Loan to the facility. In June 2015, we funded a portion of our share repurchases under the SIB with the proceeds of the $250.0 million Term Loan, $25.0 million drawn on the Revolving Facility and $75.0 million in cash. The Revolving Facility has an accordion feature that allows us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 million swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Revolving Facility are due at maturity (but are permitted to be repaid prior thereto, and are required to be repaid under specified circumstances). The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Term Loan requires quarterly principal repayments of $6.25 million, with the remainder due at maturity. We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed. During 2016, we borrowed $40.0 million under the Revolving Facility to fund share repurchases under our 2016 NCIB, including the $30.0 million PSR thereunder. In 2016, we repaid a total of $50.0 million under the Revolving Facility and $25.0 million under the Term Loan. During 2016, we incurred $7.3 million in interest expense under our credit facility (2015 — $3.9 million; 2014 — no amounts incurred).

        We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders' commitments to make further advances thereunder. At December 31, 2016, there was $227.5 million outstanding under our credit facility (December 31, 2015 — $262.5 million outstanding), and we were in compliance with all restrictive and financial covenants thereunder. The amended facility is scheduled to mature in May 2020.

        At December 31, 2016, we had $25.8 million (December 31, 2015 — $27.2 million) outstanding in letters of credit under the Revolving Facility. We also arrange letters of credit and surety bonds outside of the Revolving Facility. At December 31, 2016, we had $12.0 million (December 31, 2015 — $8.5 million) of such letters of credit and surety bonds outstanding.

        At December 31, 2016, we had $259.2 million available under the Revolving Facility for future borrowings. We also have a total of $70.0 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2016 or December 31, 2015.

        We have an accounts receivable sales agreement to sell up to $250.0 million at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor's short-term rating of A-2 or above and a long-term rating of BBB+ or above at December 31, 2016. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2018 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2016, $50.0 million (December 31, 2015 — $50.0 million) of A/R were sold under this facility, and de-recognized from our accounts receivable balance. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program.

        We have entered into an agreement with a third-party bank as part of a customer's supplier financing program. The successor company in an August 2016 acquisition of one of our significant customers (Successor Customer) has required longer than historical payment terms commencing with orders after October 1, 2016. In connection therewith, we registered for the Successor Customer's supplier financing program pursuant to which participating suppliers may sell accounts receivable from the Successor Customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At December 31, 2016, we sold $51.4 million of accounts receivable under this program (December 31, 2015 — nil). We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period. As the supplier financing program is on an uncommitted basis, there can be no assurance that the bank will purchase the A/R we intend to sell to them thereunder.

        The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program or the supplier financing program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

        Standard and Poor's assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, inasmuch as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At December 31, 2016, our Standard and Poor's corporate credit rating was BB, with a stable outlook. A reduction in our credit rating or change in outlook could adversely impact our future cost of borrowing.

        Our strategy on capital risk management has not changed significantly since the end of 2015. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

        Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that primarily hold U.S. government securities, as applicable.

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

        At December 31, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain (loss) (in millions)
Canadian dollar	$232.5	$0.75	12	$(3.1)
Thai baht	95.6	0.03	12	(1.9)
Malaysian ringgit	46.8	0.24	11	(2.9)
Mexican peso	23.7	0.05	12	(1.3)
British pound	119.4	1.26	4	2.7
Chinese renminbi	77.8	0.15	12	(1.9)
Euro	52.7	1.09	12	0.9
Romanian leu	18.5	0.25	12	(1.1)
Singapore dollar	24.3	0.72	12	(1.0)
Other	5.1			—

Total	$696.4			$(9.6)

        These contracts, which generally extend for periods of up to 12 months, will expire by the end of the fourth quarter of 2017. The fair value of the outstanding contracts at December 31, 2016 was a net unrealized loss of $9.6 million (December 31, 2015 — net unrealized loss of $24.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

        We are exposed to a variety of risks associated with financial instruments and otherwise.

        Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes. We do not use derivative financial instruments for speculative purposes.

        We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including as a result of Brexit or other global events impacting currency exchange rates could materially adversely affect our business, results of operations and financial condition.

        Interest rate risk: Borrowings under our credit facility bear interest at specified rates, plus specified margins (as described above). Our borrowings under this facility, which at December 31, 2016 totaled $227.5 million, expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $227.5 million at December 31, 2016, by approximately $2.3 million annually.

        Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is relatively low, however, if a key supplier (or any company within our supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a financial loss to us. See "Overview — Overview of business environment" above. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had at December 31, 2016 a Standard and Poor's rating of A-2 or above. In addition, we maintain cash and short-term investments in highly rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program and the supplier financing program had a Standard and Poor's short-term rating of A-2 or above and a long-term rating of BBB+ or above at December 31, 2016. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan had an A.M. Best or Standard and Poor's long-term rating of A or above at December 31, 2016. We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers. If this becomes our practice, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

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

        See note 21 to our 2016 audited consolidated financial statements for further details.

Related Party Transactions

        Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, was also one of our directors (until December 31, 2016), and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz as a director of Celestica, pursuant to which Onex received compensation for such services. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. In connection with the retirement of Mr. Schwartz from our Board of Directors as of December 31, 2016, and the appointment of Mr. Tawfiq Popatia (also an officer of Onex) as his replacement effective January 1, 2017, the Services Agreement was amended as of such date to replace all references to Mr. Schwartz therein with references to Mr. Popatia, and to increase the annual fee payable to Onex thereunder from $200,000 per year to $235,000 per year (to be consistent with current annual Board retainer fees), payable in DSUs in equal quarterly installments in arrears. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason.

        Also see discussion in "Cash requirements" above for a description of the Property Sale Agreement (and expected lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations). Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.

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

Outstanding Share Data

        As of February 15, 2017, we had 124,104,258 outstanding subordinate voting shares and 18,946,368 outstanding multiple voting shares. As of such date, we also had 1,036,719 outstanding stock options, 3,878,999 outstanding RSUs, 5,821,434 outstanding PSUs (assuming a maximum payout), and 1,460,561 outstanding DSUs, each vested option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

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

        Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

        We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof, that occurred during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting:

        Reference is made to our Management's Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2016. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2016. This report appears on page F-2 of such Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2015				2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,298.5	$1,417.3	$1,408.5	$1,514.9	$1,353.3	$1,485.5	$1,554.0	$1,623.7
Gross profit %	7.0%	6.9%	7.2%	6.7%	6.9%	7.5%	7.1%	6.9%
Net earnings	$19.7	$24.2	$10.9	$12.1	$25.6	$36.2	$53.6	$20.9
Weighted average # of basic shares	172.3	164.9	143.0	143.1	143.5	142.1	140.8	140.9
Weighted average # of diluted shares	174.3	166.9	145.3	145.2	145.2	144.1	143.0	143.4
# of shares outstanding	169.2	142.9	143.0	143.5	143.3	140.7	140.8	140.9
IFRS earnings per share:
basic	$0.11	$0.15	$0.08	$0.08	$0.18	$0.25	$0.38	$0.15
diluted	$0.11	$0.14	$0.08	$0.08	$0.18	$0.25	$0.37	$0.15

Comparability quarter-to-quarter:

        The quarterly data reflects the following: the fourth quarters of 2015 and 2016 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters commencing with the second quarter of 2015 have been impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Fourth quarter 2016 compared to fourth quarter 2015:

        Revenue of $1.62 billion for the fourth quarter of 2016 increased 7% compared to the same period in 2015. Compared to the fourth quarter of 2015, revenue dollars in the fourth quarter of 2016 from our communications end markets increased 24%, primarily due to demand strength and new programs, and revenue dollars from our storage end market increased 6%, primarily due to new programs ramping, offset in part by softer demand in some of our legacy programs. These increases were offset by a 36% revenue decrease in our consumer end market compared to the same period in the prior year, reflecting the previously disclosed completion of programs with one of our largest customers in this end market, and revenue dollars from our servers end market decreased 19%, primarily due to customer demand softness. Revenue dollars from our diversified end market remained relatively flat in the fourth quarter of 2016 compared to the prior year period, as growth from our semiconductor business was offset by decreases in our solar panel business. Gross margin for the fourth quarter of 2016 increased to 6.9% of total revenue compared to 6.7% of total revenue for the same period in 2015, primarily due to higher revenue levels and margin improvements in our diversified end market, including in each of our semiconductor and solar panel businesses. Although revenue was higher in the fourth quarter of 2016, gross margin was negatively impacted by changes in program mix. In addition, during the fourth quarter of 2015, we incurred higher than expected costs as we were ramping our new solar panel business in Asia. Net earnings for the fourth quarter of 2016 of $20.9 million were $8.8 million higher compared to the same period in the prior year, primarily due to higher gross profit and a net benefit of approximately $10 million related to income taxes, comprised primarily of income tax recoveries and related refund interest income we recorded in the fourth quarter of 2016, offset in part by higher other charges of $11.5 million (comprised primarily of a $22.3 million increase in restructuring charges incurred in the fourth quarter of 2016 as compared to the prior year period, offset in part by $12.2 million lower impairment losses compared to the fourth quarter of 2015). See "Operating Results — Income taxes" and "Operating Results — Other charges" above for further details.

Fourth quarter 2016 compared to third quarter 2016:

        Revenue of $1.62 billion for the fourth quarter of 2016 increased 4% compared to the third quarter of 2016. Compared to the previous quarter, revenue dollars from our storage and servers end markets increased 15% and 7%, respectively, primarily due to demand strength and revenue dollars from our communications end market increased 6%, primarily due to strong demand, including from new programs. These increases were offset in part by a 4% sequential revenue decrease in our diversified end market, primarily in our solar panel business, and a 17% sequential revenue decrease in our consumer end market, reflecting the completion of programs with one of our largest customers in this end market. Gross margin for the fourth quarter of 2016 decreased to 6.9% of total revenue compared to 7.1% of total revenue for the third quarter of 2016. Although revenue was higher in the fourth quarter of 2016, gross margin was negatively impacted by changes in program mix, notwithstanding the higher provisions we recorded in the third quarter of 2016 primarily to write down our solar panel inventory. Net earnings for the fourth quarter of 2016 of $20.9 million were $32.7 million lower compared to the previous quarter, primarily due to $23.4 million in higher restructuring charges and $8.6 million in higher income tax expense in the fourth quarter of 2016.

Fourth quarter 2016 actual compared to guidance:

        IFRS earnings per share (EPS) for the fourth quarter of 2016 of $0.15 on a diluted basis were favorably impacted by a $0.07 per share net benefit related to income taxes, comprised of a $0.10 per share income tax recovery attributable to the resolution of certain previously disputed tax matters in Canada (including related refund interest income) and a $0.03 per share favorable deferred tax recovery, offset in part by a $0.06 per share income tax expense related to taxable foreign exchange. See "Operating Results — Income taxes" above. IFRS EPS for the fourth quarter of 2016 also reflected an aggregate charge of $0.25 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges, which was above the range we provided on October 20, 2016 of an aggregate charge of between $0.09 to $0.14 per share for these items, due to higher than anticipated restructuring charges recorded in the fourth quarter of 2016 related to our exit from the solar panel manufacturing business. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts. IFRS earnings before income taxes as a percentage of revenue for the fourth quarter of 2016 was 1.8%.

        On October 20, 2016, we provided the following guidance for the fourth quarter of 2016:

	Q4 2016
	Guidance	Actual
IFRS revenue (in billions)	$1.5 to $1.6	$1.62
Non-IFRS operating margin	3.8% at the mid- point of expectations	3.8%
Non-IFRS adjusted earnings per share (diluted)	$0.29 to $0.35	$0.41

        For the fourth quarter of 2016, revenue of $1.62 billion was above the high end of our guidance range primarily as a result of increased demand from our communications end market. Our non-IFRS operating margin of 3.8% for the fourth quarter of 2016 was consistent with the mid-point of our expectations. Our non-IFRS adjusted EPS of $0.41 per share for the fourth quarter of 2016 was above our guidance range, and was favorably impacted by the factors that impacted IFRS EPS (as discussed above). Non-IFRS adjusted EPS would have been towards the high end of our guidance range for the quarter without the net income tax benefits referred to above. None of these impacts were factored into our guidance for non-IFRS adjusted EPS for the fourth quarter of 2016.

        Our guidance includes a range for adjusted EPS (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted EPS to be an important measure for investors to understand our core operating performance. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

        Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors' understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

        We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

        In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption "Other Performance Indicators" above), which have no defined meanings under IFRS, we use the following non-IFRS measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of our securities, net of associated tax adjustments, and deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

        Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results.

        The economic substance of these exclusions and management's rationale for excluding them from non-IFRS financial measures is provided below:

        Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing their operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

        Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

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

        The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2015		2016		2015		2016
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,514.9		$1,623.7		$5,639.2		$6,016.5
IFRS gross profit	$101.3	6.7%	$111.9	6.9%	$391.1	6.9%	$427.6	7.1%
Employee stock-based compensation expense	4.3		4.6		16.3		15.0

Non-IFRS adjusted gross profit	$105.6	7.0%	$116.5	7.2%	$407.4	7.2%	$442.6	7.4%

IFRS SG&A	$51.8	3.4%	$53.2	3.3%	$207.5	3.7%	$211.1	3.5%
Employee stock-based compensation expense	(6.5)		(5.8)		(21.3)		(18.0)

Non-IFRS adjusted SG&A	$45.3	3.0%	$47.4	2.9%	$186.2	3.3%	$193.1	3.2%

IFRS earnings before income taxes	$23.8	1.6%	$29.3	1.8%	$109.1	1.9%	$161.0	2.7%
Finance costs	2.6		2.7		6.3		10.0
Refund interest income	—		(8.3)		—		(14.3)
Employee stock-based compensation expense	10.8		10.4		37.6		33.0
Amortization of intangible assets (excluding computer software)	1.5		1.5		6.0		6.0
Net restructuring, Impairment and other charges	14.3		25.8		35.8		25.5

Non-IFRS operating earnings (adjusted EBIAT)(1)	$53.0	3.5%	$61.4	3.8%	$194.8	3.5%	$221.2	3.7%

IFRS net earnings	$12.1	0.8%	$20.9	1.3%	$66.9	1.2%	$136.3	2.3%
Employee stock-based compensation expense	10.8		10.4		37.6		33.0
Amortization of intangible assets (excluding computer software)	1.5		1.5		6.0		6.0
Net restructuring, Impairment and other charges	14.3		25.8		35.8		25.5
Adjustments for taxes(2)	0.2		0.9		(1.3)		0.1

Non-IFRS adjusted net earnings	$38.9		$59.5		$145.0		$200.9

Diluted EPS
Weighted average # of shares (in millions)*	145.2		143.4		157.9		143.9
IFRS earnings per share	$0.08		$0.15		$0.42		$0.95
Non-IFRS adjusted earnings per share	$0.27		$0.41		$0.92		$1.40
# of shares outstanding at period end (in millions)	143.5		140.9		143.5		140.9
IFRS cash provided by operations	$92.0		$87.5		$196.3		$173.3
Purchase of property, plant and equipment, net of sales proceeds	(15.4)		(17.8)		(60.0)		(63.1)
Deposit on anticipated sale of real property	—		—		11.2		—
Finance lease payments	—		(1.0)		—		(4.5)
Repayments from (advances to) Solar Supplier	1.8		3.0		(26.5)		14.0
Finance costs paid	(2.4)		(2.4)		(7.8)		(9.5)

Non-IFRS free cash flow(3)	$76.0		$69.3		$113.2		$110.2

IFRS ROIC %(4)	9.6%		10.8%		11.1%		15.2%
Non-IFRS Adjusted ROIC %(4)	21.4%		22.7%		19.8%		20.8%

*
The calculation of our weighted average number of shares (used to determine our IFRS EPS and non-IFRS adjusted EPS) for the year ended December 31, 2016 reflects the full impact of the reduction in outstanding subordinate voting shares as a result of our share repurchases and cancellations in 2015 pursuant to our $350.0 million substantial issuer bid and our NCIB then in effect. Accordingly, the positive effect of the reduced weighted average number of shares on our IFRS EPS and non-IFRS adjusted EPS for the year ended December 31, 2016 was greater as compared to the full year 2015.

(1)
Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program, and a customer's supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related transaction costs (net of recoveries), gains or losses related to the repurchase of our securities, impairment charges and refund interest income. Refund interest income represents the refund of interest on cash then held on account with tax authorities in connection with the resolution of
87

  certain previously disputed tax matters in the second half of 2016 (see notes 20 and 24 to our 2016 audited consolidated financial statements).

(2)
The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments.

Our effective tax rate for the fourth quarter of 2016 was 29%. After excluding the tax effects of employee stock-based compensation expense of $10.4 million, amortization of intangible assets (excluding computer software) of $1.5 million, net restructuring, impairment and other charges of $25.8 million, and other tax charges related to restructured sites of $0.5 million, our non-IFRS adjusted effective tax rate for the fourth quarter of 2016 was 11%. Our effective tax rate for the full year 2016 was 15%. After excluding the tax effects of employee stock-based compensation expense of $33.0 million, amortization of intangible assets (excluding computer software) of $6.0 million, net restructuring, impairment and other charges of $25.5 million, and other tax charges related to restructured sites of $1.4 million, our non-IFRS adjusted effective tax rate for the full year 2016 was 11%.

Our effective tax rate for the fourth quarter of 2015 was 49%. After excluding the tax effects of employee stock-based compensation expense of $10.8 million, amortization of intangible assets (excluding computer software) of $1.5 million, and net restructuring, impairment and other charges of $14.3 million, our non-IFRS adjusted effective tax rate for the fourth quarter of 2015 was 23%. Our effective tax rate for the full year 2015 was 39%. After excluding the tax effects of employee stock-based compensation expense of $37.6 million, amortization of intangible assets (excluding computer software) of $6.0 million, net restructuring, impairment and other charges of $35.8 million, and other tax charges related to restructured sites of $1.2 million, our non-IFRS adjusted effective tax rate for the full year 2015 was 23%.

(3)
Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), deposits received on the anticipated sale of real property (see note 18 to our 2016 audited consolidated financial statements), finance lease payments, advances to (or repayments from) a solar supplier, and finance costs paid. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)
Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

        The following table sets forth, for the periods indicated, our calculation of IFRS ROIC and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended December 31		Year ended December 31
	2015	2016	2015	2016
IFRS earnings before income taxes	$23.8	$29.3	$109.1	$161.0
Multiplier	4	4	1	1

Annualized IFRS earnings before income taxes	$95.2	$117.2	$109.1	$161.0

Average net invested capital for the period	$992.5	$1,083.8	$984.0	$1,062.3
IFRS ROIC %(1)	9.6%	10.8%	11.1%	15.2%

	Three months ended December 31		Year ended December 31
	2015	2016	2015	2016
Non-IFRS operating earnings (adjusted EBIAT)	$53.0	$61.4	$194.8	$221.2
Multiplier	4	4	1	1

Annualized non-IFRS adjusted EBIAT	$212.0	$245.6	$194.8	$221.2

Average net invested capital for the period	$992.5	$1,083.8	$984.0	$1,062.3
Non-IFRS adjusted ROIC %(1)	21.4%	22.7%	19.8%	20.8%
88

	December 31 2015	March 31 2016	June 30 2016	September 30 2016	December 31 2016
Net invested capital consists of:
Total assets	$2,612.0	$2,621.9	$2,720.1	$2,813.7	$2,822.3
Less: cash	545.3	511.5	472.9	542.0	557.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,104.3	1,053.8	1,122.5	1,179.4	1,189.7

Net invested capital at period end(1)	$962.4	$1,056.6	$1,124.7	$1,092.3	$1,075.4

	December 31 2014	March 31 2015	June 30 2015	September 30 2015	December 31 2015
Net invested capital consists of:
Total assets	$2,583.6	$2,579.3	$2,624.7	$2,603.6	$2,612.0
Less: cash	565.0	569.2	496.8	495.7	545.3
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,054.3	1,044.8	1,122.3	1,085.3	1,104.3

Net invested capital at period end(1)	$964.3	$965.3	$1,005.6	$1,022.6	$962.4

(1)
Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the chart above), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

        In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective January 1, 2018, and allows for early adoption. We have elected to adopt this standard in our consolidated financial statements for the year ending December 31, 2018 using the retrospective approach. Under this approach, we will restate each comparative reporting period presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period presented (January 1, 2016). We have determined that the new standard will change the timing of revenue recognition for a significant portion of our business. Under the new standard, revenue for certain customer contracts will be recognized earlier than under the current recognition rules (which is generally upon delivery). We believe the adoption of the new standard could materially impact our consolidated financial statements. However, the extent of the financial impacts cannot be reasonably estimable until we complete our detailed analysis during 2017.

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

IFRS 16, Leases:

        In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

Research and development, patents and licenses, etc.

        The information required by this item is set forth above in Item 3(A) "Key Information — Selected Financial Data" in footnote 2, and in Item 4(B) "Information on the Company — Business Overview — Research and Technology Development."

Trend Information

        The information required by this item is set forth above in "Overview", "Operating Results," and "Liquidity and Capital Resources", in Item 3(D) "Key Information — Risk Factors", and in Item 4(B) "Information on the Company — Business Overview."

Off-Balance Sheet Arrangements

        Not applicable.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Each director of Celestica is elected by the shareholders to serve until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica as of February 15, 2017.

Name	Age	Director Since	Position with Celestica	Residence
William A. Etherington(1)	75	2001	Chair of the Board	Ontario, Canada
Daniel P. DiMaggio	66	2010	Director	Georgia, U.S.
Thomas S. Gross(2)	62	2016	Director	Illinois, U.S.
Laurette T. Koellner	62	2009	Director	Florida, U.S.
Joseph M. Natale(3)	52	2012	Vice-Chair of the Board	Ontario, Canada
Carol S. Perry	66	2013	Director	Ontario, Canada
Tawfiq Popatia(4)	42	2017	Director	Ontario, Canada
Eamon J. Ryan	71	2008	Director	Ontario, Canada
Michael M. Wilson	65	2011	Director	Alberta, Canada
Robert A. Mionis	53	2015	Director, President and Chief Executive Officer	Arizona, U.S.

Name	Age	Executive Officer Since	Position with Celestica	Residence
Darren G. Myers	43	2012	Chief Financial Officer	Ontario, Canada
Elizabeth L. DelBianco	57	1998	Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
Glen D. McIntosh	55	2011	Executive Vice President, Global Operations and Supply Chain Management	Ontario, Canada
John ("Jack") J. Lawless	56	2015	President, Advanced Technology Solutions (ATS)	Georgia, U.S.
Michael P. McCaughey	54	2007	President, Connectivity and Cloud Solutions (CCS)	Québec, Canada
Robert C. Noftall(5)	57	2016	Chief Human Resources Officer	Ontario, Canada
Nicolas Pujet(6)	44	2016	Chief Strategy Officer	Colorado, U.S.

(1)
Chair of the Board since April 2012

(2)
Director since November 1, 2016

(3)
Vice-Chair of the Board since July 21, 2016

(4)
Director since January 1, 2017

(5)
Executive Officer since August 1, 2016

(6)
Executive Officer since July 31, 2016
91

        The following is a brief biography of each of Celestica's directors and executive officers:

        William A. Etherington.    Mr. Etherington is a corporate director. In addition to being the Chair of the Board of Celestica, he is also a director of Onex* and of SS&C Technologies Holdings, Inc. (each a public company). He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce (a public company), and a former director of St. Michael's Hospital. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation (a public company), and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from Western University.

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

        Thomas S. Gross.    Mr. Gross is a corporate director. He served as Vice Chairman and Chief Operating Officer of the Electrical Sector of Eaton Corporation, a NYSE-traded power management company, from February 2009 until his retirement in August 2015. Prior to this role, he held senior leadership positions during his 13 year tenure with Eaton. Mr. Gross joined Eaton from Danaher Corporation (a public company), where he served in various executive leadership roles. Previously, Mr. Gross served as President and Chief Executive Officer of Xycom from 1997 to 1999. He worked for Rockwell Automation, a NYSE-traded provider of industrial automation and information products, for 20 years, holding a series of key operating roles. Mr. Gross currently serves on the board of directors of WABCO Holdings Inc. and RPM International, both public companies. Mr. Gross holds a Bachelor of Science in Electrical and Computer Engineering from the University of Wisconsin and a Master of Business Administration degree from the University of Michigan.

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

        Joseph M. Natale.    Mr. Natale is a corporate director and the Vice-Chair of the Board of Celestica. He served as the President and Chief Executive Officer, and a director, of TELUS Corporation, a public telecommunication services company, between May 2014 and August 2015, having joined the company in 2003. Prior to this role, and since May 2010, Mr. Natale served as Executive Vice President and Chief Commercial Officer of TELUS Corporation. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Gibraltar Growth Corporation, a public company, and Soulpepper Theatre, and acted as Technology & Telecommunications Chair for United Way Toronto's 2014 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

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

        Tawfiq Popatia.    Mr. Popatia has been a Managing Director of Onex* since 2014 and leads its efforts in automation, aerospace and other transportation-focused industries, having joined the firm in 2007. Prior to joining Onex, Mr. Popatia worked at the private equity firm of Hellman & Friedman LLC and in the Investment Banking Division of Morgan Stanley & Co. Mr. Popatia currently serves on the boards of Advanced Integration Technology, an aerospace automation company, and BBAM, a provider of commercial jet aircraft leasing, financing and management. He previously served on the board of Spirit Aerosystems (a public company), and is a former Employer Trustee of the International Association of Machinists National Pension Fund. Mr. Popatia holds a Bachelor of Science degree in Microbiology and a Bachelor of Commerce degree in Finance from the University of British Columbia.

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

        Michael M. Wilson.    Mr. Wilson is a corporate director. Until his retirement in December 2013, he was the President and Chief Executive Officer, and a director, of Agrium Inc. (a public agricultural crop inputs company), and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company), and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson also currently serves on the board of directors of Air Canada, Finning International Inc. and Suncor Energy Inc. (each a public company), and was also the past Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.

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

        Darren G. Myers.    Mr. Myers is Chief Financial Officer. In this role, he is responsible for overseeing Celestica's accounting, financial and investor relations functions. In addition, he has responsibility for the Global Business Services (GBS) and Information Technology functions for the Corporation. Mr. Myers joined Celestica in 2000 and has held numerous financial roles of increasing responsibility. Mr. Myers left Celestica and joined Bell Canada during the period of 2006-2008, where he was the Vice President of Finance for their Small and Medium Business Division. He re-joined Celestica in 2008, and prior to his 2012 appointment to Chief Financial Officer, he was the Senior Vice President and Corporate Controller with responsibilities including external reporting, corporate tax, investor relations and all corporate finance and treasury-related matters. Prior to joining Celestica, Mr. Myers held various roles at PricewaterhouseCoopers. Mr. Myers holds a Bachelor of Commerce (Honours) degree from McMaster University and is a Chartered Professional Accountant (Chartered Accountant).

        Elizabeth L. DelBianco.    Ms. DelBianco is Chief Legal and Administrative Officer and Corporate Secretary. In this role, she oversees legal, contracts, brand and communications, and sustainability. Ms. DelBianco joined Celestica in 1998 and since that time has been responsible for managing legal, governance, and compliance matters for Celestica on a global basis. From 2007 to 2016, Ms. DelBianco was also responsible for overseeing human resources policies and practices. Prior to joining Celestica, Ms. DelBianco was a senior corporate legal advisor in the telecommunications industry. She holds a Bachelor of Arts degree from the University of Toronto, a Bachelor of Laws degree from Queen's University, and a Master of Business Administration degree from the University of Western Ontario. She is admitted to practice in Ontario and New York.

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

        John ("Jack") J. Lawless.    Mr. Lawless is President, Advanced Technology Solutions (ATS). In this role, he is responsible for the strategy and execution of Celestica's aerospace and defense, industrial, healthcare, and smart energy businesses, as well as semiconductor capital equipment. He has served in this role since joining Celestica in October 2015; however, his title changed in October 2016 from Executive Vice President, Diversified Markets in order to reflect organizational developments made to better align with the Corporation's business strategy and operational model. From 2009 to 2014, Mr. Lawless was the CEO of Associated Air Center, a subsidiary of StandardAero, one of the world's largest independent global aerospace maintenance, repair and overhaul companies. He also held the role of Chief Operating Officer of StandardAero, where he was responsible for operations, supply chain, quality, IT, and engineering. Prior to StandardAero, Mr. Lawless held a number of Vice President-level roles with Honeywell. Before joining Honeywell, he held progressively senior positions with Axcelis Technologies, General Cable and AlliedSignal.

        Michael P. McCaughey.    Mr. McCaughey is President, Connectivity and Cloud Solutions (CCS). In this role, he is responsible for the strategic direction of the Corporation's enterprise and communications businesses, as well as its managed services businesses. He also oversees key activities for all customer accounts in the Corporation's enterprise and communications businesses. He has served in this role since 2012; however, his title changed in October 2016 from Executive Vice President, Communications, Enterprise and Managed Services in order to reflect organizational developments made to better align with the Corporation's business strategy and operational model. From 2005 to 2012, he held senior positions within the Corporation's enterprise and communications businesses. Prior to joining Celestica in 2005, Mr. McCaughey held the role of Senior Vice President, Wireline Network Systems, at Sanmina-SCI. Before joining Sanmina-SCI, Mr. McCaughey held senior roles at Hyperchip Inc. and SCI Systems (prior to that company's merger with Sanmina). He holds a DEC in Electrotechnology from Vanier College and studied Electrical Engineering at McGill University.

        Robert C. Noftall.    Mr. Noftall joined Celestica as Chief Human Resources Officer on August 1, 2016. In this role, he oversees all human resources policies and practices, and leads Celestica's efforts to attract, develop and retain key talent. Prior to this role, Mr. Noftall was an independent consultant advising executive leaders on all aspects of human capital practices. From 2011 to 2014, he was EVP and Chief Human Resources Officer for DH Corporation, a leading provider of secure and reliable technology solutions to domestic and global financial institutions. From 1996 to 2008, he served in various capacities with Cadbury Schweppes, where he most recently led human resources for the Americas Region based out of the U.S. and the Asia Pacific Region based out of Australia and Singapore. He holds a Bachelor of Commerce Degree from the University of Calgary and a Masters Degree in Human Resources & Industrial Relations from the University of Toronto.

        Nicolas Pujet.    Mr. Pujet has been Chief Strategy Officer since July 31, 2016. In this role, he leads Celestica's strategy and corporate development including the design and development of the Company's vision, strategic framework and planning activities in support of the Company's business objectives, as well as mergers and acquisitions. Prior to joining Celestica, Mr. Pujet spent more than 16 years in various strategic and leadership roles. From 2003 to 2016, he served in various strategy positions at Level 3 Communications. Most recently, he was the Senior Vice President, Corporate Strategy and was responsible for the company's strategic outlook and strategic planning and analyses worldwide. From 1999 to 2003, Mr. Pujet served as a Management Consultant with McKinsey & Company, a global management consulting firm. He holds a Ph.D. in Aeronautics and Astronautics from MIT.

        There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

        None of the directors of the Corporation during 2016 or current directors serve together as directors of other corporations other than Messrs. Schwartz (who retired from the Board as of December 31, 2016) and Etherington, who serve together on the board of directors of Onex.

        The following table identifies the functional competencies, expertise and qualifications of the Corporation's existing directors pursuant to a skills matrix developed by the Nominating and Governance Committee to identify functional competencies, expertise and qualifications that our Board would ideally possess:

Skills

Service on Other Public (For-Profit) Company Boards		✓	✓	✓	✓	✓	✓	✓		✓	8

Senior Officer or CEO Experience	✓	✓	✓	✓	✓	✓		✓	✓	✓	9

Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10

Communications and/or Enterprise Computing		✓	✓			✓					3

A&D, Healthcare, Semiconductor, Solar, Industrial			✓	✓	✓	✓		✓			5

Services (design, after market)	✓	✓	✓		✓	✓					5

Europe and/or Asia Business Development	✓		✓	✓	✓	✓		✓	✓	✓	8

Operations (supply chain management and manufacturing)	✓		✓		✓	✓				✓	5

Marketing and Sales	✓	✓	✓		✓	✓		✓	✓	✓	8

Strategy Deployment / M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10

Talent Development and Succession Planning	✓	✓	✓	✓	✓	✓			✓	✓	8

IT and Business Transformation		✓	✓	✓	✓	✓			✓		6

Finance and Treasury		✓		✓			✓	✓			4

Other Characteristics

Gender	M	M	M	F	M	M	F	M	M	M	8M / 2F
95

B.    Compensation

Director Compensation

        Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs. As part of the Compensation Committee's 2015 competitive review of director compensation, the Compensation Committee engaged Willis Towers Watson (the "Compensation Consultant") to provide competitive market information on director compensation policies and practices (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). As a result of this review, certain amendments to director compensation and the Directors' Share Compensation Plan were approved, effective January 1, 2016 by the Compensation Committee and the Board. Significant changes to the fee structure were then made in order to align director compensation with competitive market practices, including the elimination of an on-hire DSU grant for directors and the combination of the annual board retainer, annual DSU grant and separate per day board and committee fees to create an inclusive annual retainer. The director fee structure for 2016 is set forth in Table 1 below.

Table 1: Directors' Fees(1)

Element	Director Fee Structure for 2016(2)
Annual Board Retainer(3)(4)	$360,000 — Board Chair $235,000 — Directors

Travel Fees(5)	$2,500

Annual Retainer for the Audit Committee Chair	$20,000

Annual Retainer for the Compensation Committee Chair	$15,000

Annual Retainer for the Nominating and Governance Committee Chair(6)	—

DSU Election(7)	Directors must elect to be paid either 100% or 75% of their aggregate annual retainers (including committee Chair retainers) and travel fees in the form of DSUs

(1)
Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 13. Does not include fees payable to Onex for the service of Mr. Schwartz (until December 31, 2016) or Mr. Popatia (commencing January 1, 2017) as a director, which is described in footnote 10 to Table 2.

(2)
Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No fees were paid for participation on the Director Search Committee during 2016. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2016).

(3)
Paid on a quarterly basis.

(4)
Mr. Natale was appointed Vice-Chair of the Board effective July 21, 2016. He does not receive an additional retainer in his capacity as Vice-Chair.

(5)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

(6)
The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee in 2016, for which no additional fee was paid.

(7)
Credited on a quarterly basis. The number of DSUs granted are calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of such quarter. If no election is made, 100% of a director's aggregate annual retainer and travel fees will be paid in DSUs.
96

        Subject to the terms of the Directors' Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation's discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, "Retires"). The date used in valuing the DSUs for settlement is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires. The number of DSUs granted is calculated by dividing the fee that would otherwise be payable by the closing price of SVS on the New York Stock Exchange (the "NYSE") on the last business day of the quarter.

Directors' Fees Earned in 2016

        All compensation paid in 2016 by the Corporation to its directors is set out in Table 2, except for Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 13. In 2016, the Board (excluding Mr. Schwartz — see footnote 10 to Table 2) earned total annual board retainer fees, committee chair retainer fees and travel fees (collectively, "Annual Fees") in the amount of $1,876,774, including total grants of DSUs in the amount of $1,676,330.

Table 2: Director Fees Earned in Respect of 2016

	Annual Fees Earned				Allocation of Annual Fees(1)

Name	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees	Total Fees	DSUs(2)	Cash(3)
Daniel P. DiMaggio	$235,000	—	$10,000	$245,000	$183,750	$61,250

William A. Etherington	$360,000(4)	—(4)(5)	—	$360,000	$360,000	—

Thomas S. Gross(6)	$ 39,274	—	$ 2,500	$ 41,774	$ 31,330	$10,444

Laurette T. Koellner	$235,000	$20,000(7)	$10,000	$265,000	$198,750	$66,250

Joseph M. Natale	$235,000(8)	—(5)	—	$235,000	$235,000	—

Carol S. Perry	$235,000	—	—	$235,000	$235,000	—

Eamon J. Ryan	$235,000	$15,000(9)	—	$250,000	$187,500	$62,500

Gerald W. Schwartz(10)	—	—	—	—	—	—

Michael M. Wilson	$235,000	—	$10,000	$245,000	$245,000	—

(1)
Directors must elect to receive either 75% or 100% of their Annual Fees (set forth in the "Total Fees" column above) in DSUs (i.e., at least 75% of such fees are payable in DSUs). If a director does not make such election, 100% of such director's Annual Fees will be paid in DSUs. The Annual Fees received by directors in DSUs for 2016 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly was determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $10.98 on March 31, 2016, $9.30 on June 30, 2016, $10.83 on September 30, 2016 and $11.85 on December 30, 2016.

(2)
Amounts in this column for each of Messrs. DiMaggio, Gross and Ryan and Ms. Koellner (who elected to receive 75% of their Annual Fees in DSUs), represent the grant date fair value of DSUs issued in respect of 75% of their Annual Fees. Amounts in this column for each of Messrs. Etherington, Natale and Wilson and Ms. Perry (who elected to receive 100% of their Annual Fees paid in DSUs), represent the grant date fair value of DSUs issued in respect of 100% of their Annual Fees. The grant date fair value of the grants is the same as their accounting value.

(3)
Amounts in this column for Messrs. DiMaggio, Gross, Ryan and Ms. Koellner represent the portion of their Annual Fees (25%), which they elected to have paid in cash.

(4)
During 2016, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington received an annual Board Chair retainer fee in the amount of $360,000. He did not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.

(5)
No fees were paid for participation on the Director Search Committee during 2016.
97

(6)
Mr. Gross was appointed to the Board of Directors effective November 1, 2016.

(7)
Represents annual retainer for the Chair of the Audit Committee.

(8)
Mr. Natale was appointed Vice-Chair of the Board effective July 21, 2016. He did not receive an additional retainer in his capacity as Vice-Chair.

(9)
Represents annual retainer for the Chair of the Compensation Committee.

(10)
Mr. Schwartz, an officer of Onex, retired from the Board effective December 31, 2016 in accordance with the Board's retirement policy. During 2016, Mr. Schwartz did not receive any compensation in his capacity as a director of the Corporation; however, Onex did receive compensation for providing the services of Mr. Schwartz as a director in 2016 pursuant to a Services Agreement between the Corporation and Onex entered into on January 1, 2009 (the "Services Agreement"). The initial term of the Services Agreement was one year and the agreement automatically renews for successive one year terms unless the Corporation or Onex provide notice of intent not to renew. Following Mr. Schwartz's retirement, Mr. Popatia, also an officer of Onex, was appointed to the Board effective January 1, 2017. In connection therewith, the Services Agreement was amended as of such date to replace all references to Mr. Schwartz therein with references to Mr. Popatia and to increase the annual fee payable to Onex for the services of Mr. Popatia to $235,000 (to be consistent with the current annual Board retainer fees paid to directors) payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason.

Directors' Ownership of Securities

  Outstanding Share-Based Awards

        Information concerning all outstanding share-based awards as of December 31, 2016 made by the Corporation to each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 14), including awards granted prior to 2016, is set out in Table 3. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash (at the discretion of the Corporation). DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting to directors of options to acquire SVS. There are no options granted to directors (or former directors) prior to the foregoing amendment which remain outstanding.

Table 3: Outstanding Share-Based Awards

Name	Number of Outstanding DSUs(1) (#)	Market Value of Outstanding DSUs(2) ($)
Daniel P. DiMaggio	154,506	$1,830,896

William A. Etherington	356,023	$4,218,873

Thomas S. Gross(3)	2,644	$31,331

Laurette T. Koellner	177,615	$2,104,738

Joseph M. Natale	133,414	$1,580,956

Carol S. Perry	82,232	$974,449

Tawfiq Popatia(4)	—	—

Eamon J. Ryan	229,680	$2,721,708

Michael M. Wilson	146,778	$1,739,319

(1)
Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2017 in respect of the fourth quarter of 2016.

(2)
The market value of such share-based awards was determined using a share price of $11.85, which was the closing price of the SVS on the NYSE on December 30, 2016.

(3)
Mr. Gross was appointed to the Board of Directors effective November 1, 2016.

(4)
Mr. Popatia was appointed to the Board of Directors effective January 1, 2017 and as a result, no share-based awards were issued by the Corporation to him or Onex for his services as of December 31, 2016. 177,669 DSUs have been issued to Onex (and are outstanding) under the Services Agreement for the services of Mr. Schwartz during his tenure as a director (from 1998 through December 31, 2016). DSUs will be issued to Onex pursuant to the Services Agreement for the services of Mr. Popatia as a director of the Corporation. For further information see footnote 10 to Table 2.
98

Changes in Directors' Equity Interest

        The following table sets out, for each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 14), such director's direct or indirect beneficial ownership of, or control or direction over, shares and share-based awards in the Corporation as of February 15, 2017, and any changes therein since February 10, 2016, the date of disclosure in the Corporation's 2015 Annual Report on Form 20-F (the "2015 Annual Report").

Table 4: Changes in Directors' Equity Interest(1)

Name	Date	SVS (#)	Share-Based Awards (#)	Total (#)
Daniel P. DiMaggio	Feb. 10, 2016	—	137,264	137,264
	Feb. 15, 2017	—	154,506	154,506
	Change	—	17,242	17,242

William A. Etherington(2)	Feb. 10, 2016	10,000	322,244	332,244
	Feb. 15, 2017	10,000	356,023	366,023
	Change	Nil	33,779	33,779

Thomas S. Gross(3)	Feb. 10, 2016	—	—	—
	Feb. 15, 2017	—	2,644	2,644
	Change	—	2,644	2,644

Laurette T. Koellner	Feb. 10, 2016	—	158,966	158,966
	Feb. 15, 2017	—	177,615	177,615
	Change	—	18,649	18,649

Joseph M. Natale	Feb. 10, 2016	—	111,364	111,364
	Feb. 15, 2017	—	133,414	133,414
	Change	—	22,050	22,050

Carol S. Perry	Feb. 10, 2016	—	60,181	60,181
	Feb. 15, 2017	—	82,232	82,232
	Change	—	22,051	22,051

Tawfiq Popatia(2)(4)	Feb. 10, 2016	—	—	—
	Feb. 15, 2017	—	—	—
	Change	—	—	—

Eamon J. Ryan	Feb. 10, 2016	—	212,086	212,086
	Feb. 15, 2017	—	229,680	229,680
	Change	—	17,594	17,594

Michael M. Wilson	Feb. 10, 2016	—	123,789	123,789
	Feb. 15, 2017	—	146,778	146,778
	Change	—	22,989	22,989

(1)
Information as to SVS beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
As of February 15, 2017, Mr. Etherington also owned 10,000 subordinate voting shares of Onex and Mr. Popatia owned 699 subordinate voting shares of Onex. Other than Messrs. Etherington, Popatia and Schwartz, no director of the Corporation during 2016 owned, and no current director nominee owns, shares of Onex.

(3)
Mr. Gross was appointed to the Board of Directors effective November 1, 2016.

(4)
Mr. Popatia was appointed to the Board of Directors effective January 1, 2017. 17,208 and 18,766 DSUs were issued to Onex for the services of Mr. Schwartz as a director in 2015 and 2016 respectively. Onex's beneficial ownership of securities of the Corporation is set forth in footnote 2 to the Major Shareholder's Table in Item 7(A).

Director Share Ownership Guidelines

        The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Director Share Ownership Guidelines") (see Executive Share Ownership for

share ownership guidelines applicable to Mr. Mionis in his role as President and Chief Executive Officer of the Corporation). In order to reflect the change from a retainer plus meeting fee structure to a fixed compensation arrangement for directors (see Information Relating to Our Directors — Director Compensation), the Director Share Ownership Guidelines were modified effective January 1, 2016. The Director Share Ownership Guidelines currently require that a director hold SVS and/or DSUs with an aggregate value equal to 150% of the annual retainer and that the chair of the Board hold SVS and/or DSUs with an aggregate value equal to 187.5% of the annual retainer. Prior to this change, directors who had served on the Board for five years were required to hold five times the previous base retainer. Current and new directors have five years from January 1, 2016 or from the time of their appointment to the Board, as applicable, to comply with the Director Share Ownership Guidelines.

        It is the Corporation's policy that directors with five years or more service on the Board shall continue to receive a minimum of 75% of their Annual Fees in securities of the Corporation.

        Although directors will not be deemed to have breached the Director Share Ownership Guidelines by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines. Each director's holdings of securities, which for the purposes of the Director Share Ownership Guidelines include all SVS and DSUs, are reviewed annually as of December 31. The following table sets out, for each applicable director proposed for election at the Meeting, whether such director was in compliance with the Director Share Ownership Guidelines as of December 31, 2016.

Table 5: Shareholding Requirements

	Shareholding Requirements

Director(1)	Target Value as of December 31, 2016	Value as of December 31, 2016(2)	Met Target as of December 31, 2016
Daniel P. DiMaggio	$352,500	$1,830,896	Yes

William A. Etherington	$675,000	$4,337,373	Yes

Thomas S. Gross(3)	$352,500	$31,331	Not Yet Applicable

Laurette T. Koellner	$352,500	$2,104,738	Yes

Joseph M. Natale	$352,500	$1,580,956	Yes

Carol S. Perry	$352,500	$974,449	Yes

Eamon J. Ryan	$352,500	$2,721,708	Yes

Michael M. Wilson	$352,500	$1,739,319	Yes

(1)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines. Mr. Popatia was appointed to the Board of Directors effective January 1, 2017 and, as an officer of Onex, is not subject to the Director Share Ownership Guidelines.

(2)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $11.85, which was the closing price of the SVS on the NYSE on December 30, 2016.

(3)
Mr. Gross was appointed to the Board of Directors effective November 1, 2016 and he is required to comply with the Director Share Ownership Guidelines within five years of his appointment.

Attendance of Directors at Board and Committee Meetings

        The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2016 to February 15, 2017. All then-members of the Board attended the Corporation's last annual meeting of shareholders.

Table 6: Directors' Attendance at Board and Committee Meetings

				Nominating and Corporate	Meetings Attended %

Director	Board	Audit	Compensation	Governance	Board	Committee
Daniel P. DiMaggio	8 of 8	7 of 7	6 of 6	4 of 4	100%	100%

William A. Etherington	8 of 8	7 of 7	6 of 6	4 of 4	100%	100%

Thomas S. Gross(1)	2 of 2	2 of 2	2 of 2	1 of 1	100%	100%

Laurette T. Koellner	8 of 8	7 of 7	6 of 6	4 of 4	100%	100%

Robert A. Mionis	8 of 8	—	—	—	100%	—

Joseph M. Natale	8 of 8	7 of 7	6 of 6	4 of 4	100%	100%

Carol S. Perry	8 of 8	7 of 7	6 of 6	4 of 4	100%	100%

Tawfiq Popatia(2)	1 of 1	—	—	—	100%	—

Eamon J. Ryan	8 of 8	7 of 7	6 of 6	4 of 4	100%	100%

Gerald W. Schwartz(3)	6 of 7	—	—	—	86%	—

Michael M. Wilson	8 of 8	7 of 7	6 of 6	4 of 4	100%	100%

(1)
Mr. Gross was appointed to the Board of Directors effective November 1, 2016.

(2)
Mr. Popatia was appointed to the Board of Directors effective January 1, 2017.

(3)
Mr. Schwartz retired from the Board of Directors effective December 31, 2016 in accordance with the Board's retirement policy.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). The NEOs who are the subject of this Compensation Discussion and Analysis are:

  •
  Robert A. Mionis — President and Chief Executive Officer;

  •
  Darren G. Myers — Chief Financial Officer;

  •
  Michael P. McCaughey — President, Connectivity and Cloud Solutions (CCS);

  •
  Elizabeth L. DelBianco — Chief Legal and Administrative Officer; and

  •
  Glen D. McIntosh — Executive Vice President, Global Operations and Supply Chain Management.

        A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2016 is set out in the section Compensation Discussion and Analysis — 2016 Compensation Decisions.

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

        The Compensation Consultant also provides advice (upon request) to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2016, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.

        Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the Compensation Committee also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors, the Compensation Committee determined that the Compensation Consultant was independent prior to its engagement in 2016. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support and agenda items for each Compensation Committee meeting throughout the year. The Compensation Consultant reports directly to the chair of the Compensation Committee and is not engaged by management. The Compensation Consultant may, with the approval of the Compensation Committee, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the Compensation Committee.

        The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 7: Fees of the Compensation Consultant

	Year Ended December 31

	2016		2015
Executive Compensation-Related Fees(1)	C$	262,612	C$	357,910

All Other Fees(2)	C$	4,495	C$	54,914

(1)
Services for 2016 and 2015 included support on executive compensation matters that are part of its annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for-performance analysis and assistance with executive compensation-related disclosure), annual valuation of PSUs for accounting purposes, attendance at all Compensation Committee meetings, and support with ad-hoc executive compensation issues that arose throughout the year. Services for 2016 also included incentive plan design review and business strategy review. Services for 2015 also included assistance with the CEO transition activities and a director compensation review.

(2)
Services for 2016 consisted of a review of competitive levels of compensation for our non-NEO executives. Services for 2015 consisted of a non-executive employment engagement survey.

Compensation Process

        Executive compensation is determined as part of an annual process followed by the Compensation Committee, as supported by the Compensation Consultant, as follows:

Before and at Commencement of the Performance Period	During the Performance Period	Following the Performance Period

•

Review and approve comparator group

•

Review of Comparator Group compensation and pay positioning

•

Establish target compensation levels

•

Review trends in executive compensation for potential program changes

•

Establish performance objectives

•

Conduct risk assessment of compensation
programs

•

Evaluate interim performance relative to objectives

•

Approve appointments to designated positions and any related compensation changes

•

Re-evaluate comparator group and update for the next performance period, as necessary

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

        The Compensation Committee generally meets five times a year, in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, approves the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the CEO develops base salary and equity-based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO's compensation is determined by the Compensation Committee in consultation with the Compensation Consultant with input from the Corporation's chief human resources executive. At the December meeting, preliminary compensation proposals for the CEO and the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity-based awards and their current retention value are reviewed and may be taken into consideration when making decisions related to equity-based compensation. The Compensation Committee also considers the potential value of the total compensation package for the CEO, which is stress-tested at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation. The CEO and the NEOs are not present at the Compensation Committee meetings when their respective compensation is discussed.

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

        The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion for 2016 compensation with respect to any particular NEO.

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

        The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the Compensation Committee's view that the Corporation's 2016 compensation policies and practices do not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation program. In reaching their opinion, the Compensation Committee reviewed key risk-mitigating features in the Corporation's compensation governance processes and compensation structure including the following:

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

Annual Review of Incentive Programs

•

Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under the Celestica Share Unit Plan ("CSUP") and the LTIP that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability.

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

•

This mix provides a strong pay-for-performance relationship.

•

It provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

"One-company" Annual Incentive Plan

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

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics

•

Celestica's annual incentive plan ensures a holistic assessment of performance with ultimate payout tied to measurable corporate financial metrics (e.g., revenue, non-IFRS Operating Margin (as defined in footnote 3 to Table 11), and non-IFRS adjusted ROIC (as defined in footnote 5 to Table 11)).

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

Share Ownership Requirement

•

The Corporation's share ownership guidelines require executives to hold a minimum amount of the Corporation's securities to help align their interests with those of shareholders' and the long-term performance of the Corporation.

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

"Clawback" Policy

•

A "clawback" policy provides for recoupment of incentive-based compensation from the CEO and CFO that was received during a specified period in the event of an accounting restatement due to material non-compliance with financial reporting requirements as a result of misconduct, as well as any profits realized from the sale of securities during such period (see — "Clawback" Provisions).

•

In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

"Double Trigger"	• The LTIP and CSUP currently provide for change of control treatment for outstanding equity based on a "double trigger" requirement

Severance Protection

•

NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three-year duration for the CEO, two years for other NEOs).

Pay-For-Performance Analysis	• Periodic scenario testing of the executive compensation programs is conducted, including a pay-for-performance analysis.

  Comparator Group

        The Compensation Committee establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, but is not bound to any target percentile for any element of compensation of the Comparator Group. The Comparator Group is comprised of a selection of the Corporation's competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of the Corporation's revenues and is approved annually by the Compensation Committee. The Compensation Committee also considers the Corporation's business objective of expanding its managed and/or diversified services and its participation in global markets when approving the Comparator Group. Because of the international scope and the size of the Corporation, the Comparator Group is comprised of companies with international operations, allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes for talent. The Comparator Group chosen in 2015 was used to establish 2016 executive compensation. In 2016, changes were made to the Comparator Group established in 2015. Three companies (Broadcom Corp., SanDisk Corp. and Western Digital Corp.) were removed as they had significantly higher revenue and market capitalization than the Corporation, and Sun Edison, Inc. was removed because of its reorganization efforts. Four companies were added that were reasonably similar to the Corporation's size and scope and representative of companies with which the Corporation may compete for executive talent (Amphenol Corporation, ARRIS International, Level 3 Communications and Motorola Solutions). The Comparator Group chosen in 2016, which was reviewed and approved by the Compensation Committee, and is set out in Table 8 below, was used to establish 2017 executive compensation.

Table 8: Comparator Group(1)

Industry Company Name	2015 Annual Revenue (millions)	Industry Company Name	2015 Annual Revenue (millions)	Industry Company Name	2015 Annual Revenue (millions)
Electronic Manufacturing Services		Communications		Technology Hardware, Storage, Peripherals

Flex Ltd.	$26,148	Harris Corp.	$5,083	NCR Corp.	$6,373

Jabil Circuit, Inc.	$17,899	Juniper Networks, Inc.	$4,858	NetApp, Inc.	$6,123

Sanmina Corporation	$6,375	Motorola Solutions	$5,695	Lexmark International Inc.	$3,551

Benchmark	$2,541	Level 3 Communications	$8,229

Plexus Corp.	$2,654	ARRIS International	$4,798

Electronic Components		Diversified Markets		Semiconductor

Corning Inc.	$9,111	Agilent Technologies Inc.	$4,038	Applied Materials Inc.	$9,659

Amphenol Corporation	$5,569			Advanced Micro Devices Inc.	$3,991

				Lam Research	$5,259

				NVIDIA Corp.	$4,682

				Overall

				25th Percentile	$4,199
				50th Percentile	$5,414
				75th Percentile	$7,765
				Celestica Inc.	$5,639
				Percentile	55 percentile

(1)
All data were provided by the Compensation Consultant (sourced by it from Standard & Poor's Capital IQ), reflecting fiscal year 2015 revenue for each company, and are presented in U.S. dollars.

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

"Clawback" Provisions

        The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to material non-compliance with financial reporting requirements as a result of misconduct, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the first public issuance or filing with the SEC (whichever is earlier) of a financial document embodying such financial reporting requirement, as well as any profits they had realized from the sale of securities of the Corporation during that 12-month period.

        In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the CSUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, if, within 12 months of the release date, the executive:

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

Annual Cash Incentives	Aligns executive performance with the Corporation's annual goals and objectives
Equity-Based Incentives
• RSUs	Provides a strong incentive for long-term executive retention
• PSUs	Aligns executive's interests with shareholder interests and provides incentives for long-term performance
• Stock Options	Promotes the creation and long-term sustainability of shareholder value

Benefits	Executives participate in company-wide benefit programs which are designed to help ensure the health and wellness of employees
Pension	Designed to assist executives in saving for their retirement

Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation

  Compensation Element Mix

        The at-risk portion of total compensation has the highest weighting at the most senior levels of management. Annual and certain equity-based incentive plan rewards are contingent upon the Corporation's financial and operational performance and are therefore at-risk. With a significant portion of total target direct compensation delivered through variable compensation, the Corporation intends to continue to align NEO compensation with shareholder interests. The relative weighting of the compensation elements for the CEO and the other NEOs (average) for 2016 is set forth below.

Compensation Element Mix for CEO	Compensation Element Mix for Other NEOs (Average)

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

        Individual Performance Factor: Individual contribution is recognized through the individual performance factor of CTI ("IPF"). The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 1.5x depending on individual performance.

        Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved for the Business Results Factor to exceed zero; (ii) target non-IFRS adjusted EBIAT (as defined in footnote 3 to Table 11) must be achieved for other measures to pay above target; and (iii) the maximum CTI payment is two times the Target Award.

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

        The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of a month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and typically are reviewed in advance with the Chair of the Compensation Committee. No such grants were made to NEOs for 2016.

  RSUs

        NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the Compensation Committee in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years. Each vested RSU entitles the holder to one SVS on the release date. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle RSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these it receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

        NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation's annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the Compensation Committee in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. Each vested PSU entitles the holder to receive one SVS on the applicable release date. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle the PSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these it receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

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

  Perquisites

        Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic.

2016 Compensation Decisions

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

  Base Salary

        The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2014 through December 31, 2016:

Table 9: NEO Base Salary Changes

NEO	Year	Salary ($)
Robert A. Mionis(1)	2016 2015 2014	$850,000 $850,000 —

Darren G. Myers	2016	$500,000
	2015	$500,000
	2014	$500,000

Michael P. McCaughey	2016	$475,000
	2015	$475,000
	2014	$475,000

Elizabeth L. DelBianco	2016	$460,000
	2015	$460,000
	2014	$460,000

Glen D. McIntosh	2016	$475,000
	2015	$475,000
	2014	$450,000

(1)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board effective August 1, 2015 (the number in the table above for 2015 represents his annualized base salary).

        The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data. The Compensation Committee did not grant an increase to the base salary of any NEO for 2016.

  Equity-Based Incentives

  Annual Equity Grant Reporting

        In 2015, the Compensation Committee reviewed the Corporation's equity grant practices with the Compensation Consultant. Following the review, the Corporation revised its disclosure with respect to its annual equity grant to reflect that equity grants made in-year are granted with respect to the current and future year performance, rather than as a reward in respect of the most recently completed year. This change was made in order to reflect that annual equity grants are intended to incentivize future performance and further connect pay for performance, and also to ensure direct accountability for the long-term financial performance of the Corporation. The revised grant disclosure did not impact how annual equity grants made in 2015 or prior years were reported. However, RSUs and PSUs granted on February 1, 2016, which would previously have been reported as 2015 compensation for the NEOs, are instead reflected as part of 2016 compensation (the year of grant) and are included in this Annual Report. See — NEO Equity Awards below.

  Equity Mix

        The Compensation Committee determined that the mix of equity in respect of 2016 compensation would be comprised of RSUs (50% weight) and PSUs (50% weight), and that no stock options would be granted to NEOs. In reaching this decision, the Compensation Committee took into account competitive equity compensation trends and practices among the Corporation's Comparator Group and the Corporation's critical need to attract and retain key talent to effectively execute on its strategic business goals. See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

  NEO Equity Awards

        The following table sets forth equity awards granted to the NEOs on February 1, 2016 as part of their 2016 compensation:

Table 10: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)	Stock Options (#)	Value of Equity Award(2)
Robert A. Mionis	275,938	275,938	—	$5,000,000

Darren G. Myers	88,300	88,300	—	$1,600,000

Michael P. McCaughey	85,540	85,540	—	$1,550,000

Elizabeth L. DelBianco	78,642	78,642	—	$1,425,000

Glen D. McIntosh	74,503	74,503	—	$1,350,000

(1)
Grants were based on a share price of $9.06 USD, which was the closing price of the SVS on the NYSE on January 29, 2016 (the last business day before the grant).

(2)
Represents the aggregate grant date fair value of the RSUs and PSUs.

        PSUs granted as set forth in the table above vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of the target amount granted and will be determined by Celestica's total shareholder return ("TSR") and non-IFRS adjusted ROIC positioning relative to a comparator group selected by the Compensation Committee for each such purpose.

        TSR measures the performance of a company's shares over time. It combines share price appreciation and dividends, if any, paid over the period to determine the total return to the shareholder expressed as a percentage of the initial investment. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three year performance period (plus any dividends paid in respect of the common shares of such TSR Comparator over the period) where the average of the daily closing share price for December 2015 will be the beginning share price and the average of the daily closing price for December 2018 will be the ending share price. The TSR of Celestica is calculated in the same manner in respect of the SVS (Celestica does not currently pay dividends).

        For purposes of PSUs granted in 2016 that vest based on TSR performance, TSR will be measured relative to the information technology companies within the S&P 1500 Index as at January 1, 2016 with the addition of Flex Ltd., that remain publicly traded on an established U.S. stock exchange for the entire performance period (the "TSR Comparators"). The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group provides reasonable market alignment and was appropriate given it is broadly representative of the U.S. technology sector and includes many of the Corporation's customers, suppliers, and competitors for talent. The Corporation's market capitalization is positioned around the median of the TSR Comparators.

        For purposes of PSUs granted in 2016 that vest based on non-IFRS adjusted ROIC performance, adjusted ROIC will be measured against the adjusted ROIC of five direct competitors in the EMS industry chosen by the Compensation Committee (Benchmark Electronics, Inc., Flex Ltd., Jabil Circuit, Inc., Sanmina Corporation and Plexus Corp., collectively, the "ROIC Competitors") during the last year of the three-year vesting period. The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group was appropriate for measuring relative adjusted ROIC.

        Of the target number of PSUs granted to each NEO in respect of 2016 compensation, 60% will vest based on Celestica's TSR positioning and 40% will vest based on Celestica's adjusted ROIC ranking, each calculated as described below.

        The PSUs that vest based on Celestica's TSR positioning (as determined by the Corporation) will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the TSR Comparators;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR position as set out in the table below;

  •
  Celestica's percentile position will be calculated by first arranging the TSR results from highest to lowest for all TSR Comparators, excluding Celestica, and calculating the percentile rank for each TSR Comparator. The percentage of PSUs that will vest and become payable on the release date with respect to Celestica's TSR positioning will be calculated by interpolating between the corresponding payout percentages immediately above and immediately below Celestica's percentile position as set out in the table below; and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR positioning amongst the TSR Comparators, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number issued.

Celestica's TSR Positioning	Percentage of target number that will vest

90th Percentile	200%
75th Percentile	175%
50th Percentile	100%
40th Percentile	75%
25th Percentile	50%
<25th Percentile	0%

        The PSUs that vest based on Celestica's adjusted ROIC ranking among the ROIC Competitors (as determined by the Corporation) will be determined as follows:

Celestica's adjusted ROIC Ranking	Percentage of target number that will vest

Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%

        The RSUs vest ratably over a three year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on February 1, 2016 was determined at the January 2016 meeting of the Compensation Committee. The number of RSUs granted was determined using the closing price of the SVS on January 29, 2016 (the day prior to the date of grant) on the NYSE of $9.06.

  Annual Incentive Award (CTI)

  2016 Business Results Factor

        The Business Results Factor component of the CTI calculation is based on the achievement by the Corporation of specified targets with respect to certain pre-selected financial measures. The Business Results

Factor for 2016 was 105% based on the following results and also taking into account a limit set by the Compensation Committee in July 2016:

Table 11: Business Results Factor

Measure(1)	Weight	Achievement Relative to Target(2)	Proportion of Final Business Results Factor
Non-IFRS Operating Margin (adjusted EBIAT Margin)(3)	50%	98%	49%

Revenue(4)	25%	137%	34%

Non-IFRS adjusted ROIC(5)	25%	89%	22%

Business Results Factor			105%

(1)
See "Non-IFRS measures" in Item 5, "Operating and Financial Review and Prospects" above for a discussion of non-IFRS operating margin (adjusted EBIAT margin) and non-IFRS adjusted ROIC, as well as a reconciliation of such non-IFRS measures to IFRS measures. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

(2)
Positioning of Non-IFRS Operating Margin, Revenue and Non-IFRS adjusted ROIC are results between threshold and target levels.

(3)
Non-IFRS Operating Margin is a non-IFRS measure calculated as non-IFRS operating earnings (adjusted EBIAT) divided by Revenue. "Adjusted EBIAT" is defined as earnings before interest and fees relating to the Corporation's credit facility, accounts receivable sales program, and a customer's supplier financing program, amortization of intangible assets (excluding computer software), income taxes and in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), including acquisition-related transaction costs, gains or losses related to the repurchase of the Corporation's securities, impairment charges, and refund interest income (representing the refund of interest on cash then held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in the second half of 2016). Target non-IFRS adjusted EBIAT must be achieved for the other measures in this table to pay above target.

(4)
Revenue means the Corporation's annual revenue.

(5)
Non-IFRS adjusted ROIC is a non-IFRS measure calculated as non-IFRS adjusted EBIAT divided by average net invested capital, where average net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital, however, this measure is not a measure defined under IFRS.

        When determining the Business Results Factor for the NEOs in 2016, the Compensation Committee applied a limit in order to ensure that incentive compensation dependent on revenue and non-IFRS adjusted EBIAT margin would be based on the achievement of year-over-year growth with respect to such measures as compared to 2015.

  Individual Performance Factor

        The IPF is determined through the annual performance review process and can adjust the executive's actual award depending on individual performance. In April 2016, the Compensation Committee approved a reduction in the maximum IPF for senior executives from 2.0 to 1.5. This change was made in order to align with the maximum IPF achievable for all eligible employees under the CTI plan.

        At the beginning of each year, the Compensation Committee and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO's goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and payment of, the individual performance factor of annual incentive awards remains at the discretion of the Compensation Committee. However, the Business Results Factor must be greater than zero for an executive to be entitled to any CTI payment.

Chief Executive Officer

        In assessing Mr. Mionis' individual performance, the Compensation Committee considers the Corporation's objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Personal performance objectives measure achievements in the areas of growth, transformational enablement, financial results, operational effectiveness and such other areas as are determined to merit particular focus in a given year. Key results which were considered in determining Mr. Mionis' IPF of 1.10 for 2016 were:

  •
  drove strong financial performance, including revenue of $6.0 billion for 2016, representing an increase of 7% compared to $5.6 billion for 2015;

  •
  made progress on a number of strategic initiatives designed to deliver profitable growth; and

  •
  demonstrated a high level of personal engagement with customers, suppliers, employees and shareholders.

        Mr. Mionis has submitted his personal objectives for 2017 which have been approved by the Board.

Other NEOs

        Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives. Each NEO has performance objectives that are assessed at year-end and objective measures that align with the targets for the CEO. The CEO undertakes an assessment of the NEO's contributions to the Corporation's results, including the CEO's assessment of each of the NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either met expectations or exceeded expectations for 2016 based on his or her individual performance and contribution to corporate goals and objectives.

        Factors considered in the evaluation of each NEO included the following:

Mr. Myers	• Led the implementation of the GBS initiative
• Partnered with business leaders to drive development opportunities and provided financial thought leadership while preserving strong financial processes
• Expanded responsibility to include Information Technology
• Corporation recorded a significant current tax recovery in connection with the resolution of previously-disputed tax matters related to transfer pricing
• Successfully managed a normal course issuer bid returning value to shareholders

Mr. McCaughey

•

Responsible for the Corporation's Communications and Enterprise business unit, which includes the Managed Services organizations that are comprised of Global Design, Joint Design and Manufacturing ("JDM"), Engineering and After-Market Services

• Broadened comprehensive solutions in the areas of storage, network switching and converged storage and server businesses
• Demonstrated market strength in optical and communications end markets, resulting largely from a data centre expansion and upgrades to 100G

Ms. DelBianco	• Successfully led a number of initiatives across the areas of her responsibility, including legal, compliance, communications and sustainability
• Effective handling of significant litigation matters, including substantial financial recoveries, and key corporate transactions
• Continued support of Board responsibilities and corporate governance matters
• Launched a corporate branding campaign strategy in support of the Corporation's future growth
• Continued focus on sustainability as a competitive differentiator resulting in customer and industry recognition awards

Mr. McIntosh	• Responsible for the Corporation's Operations and Supply Chain Management network by driving innovation and technology to improve speed, flexibility, quality and cost productivity globally
• Strategic vision for the connected factory roadmap and implementation plan.
• Progress on deployment of an automated solutions architecture across the network
• Under his leadership, the Corporation continued to maintain a strong operational track record with respect to efficiencies for customers and suppliers

  Target Award

        The Target Incentive for each eligible NEO in 2016 was as follows:

  •
  125% for Mr. Mionis;

  •
  100% for Mr. Myers; and

  •
  80% for Mr. McCaughey, Ms. DelBianco and Mr. McIntosh.

        The Target Incentive for each of NEO was not changed from 2015. The Target Award for each eligible NEO is equal to the Target Incentive (as set out above) multiplied by such NEO's base salary.

Amendment to CEO Employment Agreement

        During 2016, the Compensation Committee approved various modifications to Mr. Mionis' compensation under the employment agreement entered into upon his appointment as President and CEO on August 1, 2015 (the "CEO Employment Agreement"). Under the terms of the CEO Employment Agreement, Mr. Mionis' salary and CTI payments were set in U.S. dollars and converted to be paid in Canadian dollars. In January 2016, the Compensation Committee approved an administrative modification to the CEO Employment Agreement in order to eliminate the currency conversion of the amounts payable under the CTI plan. In conjunction with the completion of Mr. Mionis' first year as CEO, the Compensation Committee further reviewed the administration of his employment arrangement in July 2016 in the context of Mr. Mionis' global travel obligations from his home in Arizona, U.S., the Corporation's headquarters in Toronto, Canada and the Corporation's global customer base. As a result, the Compensation Committee approved an amendment to the CEO Employment Agreement effective August 1, 2016 (the "Amended CEO Employment Agreement") pursuant to which Mr. Mionis was transferred from Canadian payroll to U.S. payroll and his compensation (base salary and CTI) will be paid in U.S. dollars. There was no change to the amount of his base salary as a result of these modifications. As a result of the payroll change, Mr. Mionis was also transferred to the Corporation's U.S. health insurance and pension plans — See Pension Plans for a full description. Additionally, the Amended CEO Employment Agreement provides that Mr. Mionis will continue to receive tax preparation services and tax equalization payments (i.e. to address any tax implications of working in Canada) in accordance with the Corporation's policy on short-term business travel up to certain specified limits.

CEO Realized and Realizable Compensation

        The table below is a look back at CEO compensation that compares the total target direct compensation awarded for each year of Mr. Mionis' employment to the actual value both realized and realizable at the end of such year. Mr. Mionis was appointed as President and CEO effective August 1, 2015 and therefore received compensation for five months in 2015.

Table 12: CEO Realized and Realizable Compensation

		Value at December 31

	Total Target Direct Compensation(1)	Realized Pay(2)	Realizable Pay(3)	Total Realized and Realizable Pay
2015	$2,200,879	$1,418,801	—	$1,418,801

2016	$6,912,500	$2,077,188	$6,539,731	$8,616,919

(1)
Represents salary, target CTI and the target value of share-based awards (RSUs and PSUs) and option awards (the target value of the options is the same as their grant date fair value based on the closing price of the SVS on the NYSE on July 31, 2015 (being $13.38) and a Black Scholes factor of 0.3498). Not included in total target direct compensation for 2015 is the one-time cash payment in the amount of $737,375 with respect to 2015 paid to Mr. Mionis on February 12, 2016 (the "Contractual Payment"), which was calculated under the framework of the CTI based on a deemed target achievement of the Business Results Factor and Individual Performance Factor.

(2)
For 2015, represents base salary, actual CTI paid on February 12, 2016 (in respect of 2015 performance) and the Contractual Payment. For 2016, represents base salary and actual CTI paid on February 10, 2017 (in respect of 2016 performance). The value of any vested RSUs or PSUs and any exercised stock options would have been included but there were none in 2015 or 2016.

(3)
For 2016, represents the value of unvested share-based awards (RSUs and PSUs at target) and the value of vested but unexercised stock options. The value of any vested or unvested but in-the-money options would have been included but there were none for 2016.
117

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2014 through December 31, 2016.

Table 13: Summary Compensation Table

					Non-equity Incentive Plan Compensation

Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis(7) President and Chief Executive Officer	2016 2015 2014	$850,000 $356,301 —	$5,000,000 — —	— $1,399,202 —	$1,227,188 $325,125 —	$141,262 $28,413 —	$265,623 $872,388 —	$7,484,073 $2,981,429 —

Darren G. Myers	2016	$500,000	$1,600,000	—	$603,750	$72,275	$3,438	$2,779,463
Chief Financial Officer	2015	$500,000	$750,000	—	$419,750	$75,307	$1,218	$1,746,275
	2014	$500,000	$1,600,000	—	$495,000	$79,724	$746	$2,675,470

Michael P. McCaughey	2016	$475,000	$1,550,000	—	$498,750	$62,510	$1,018	$2,587,278
President, Connectivity	2015	$475,000	$750,000	—	$319,010	$64,711	$1,054	$1,609,775
and Cloud Solutions (CCS)	2014	$468,836	$1,500,000	—	$371,318	$75,403	$999	$2,416,556

Elizabeth L. DelBianco	2016	$460,000	$1,425,000	—	$444,360	$57,428	$3,532	$2,390,320
Chief Legal and	2015	$460,000	$750,000	—	$268,640	$65,509	$1,316	$1,545,465
Administrator Officer	2014	$460,000	$1,425,000	—	$400,752	$69,710	$1,225	$2,356,687

Glen D. McIntosh	2016	$475,000	$1,350,000	—	$399,000	$59,023	$1,413	$2,284,436
EVP Global Operations and	2015	$468,836	$750,000	—	$273,800	$70,113	$1,463	$1,564,212
Supply Chain Management	2014	$443,836	$1,350,000	—	$456,973	$62,627	$999	$2,314,435

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2016 represent RSU and PSU grants made on February 1, 2016 under the CSUP. Grants were based on a share price of $9.06, which was the closing price of the SVS on the NYSE on January 29, 2016 (the day prior to the date of grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grant, and see Compensation Discussion and Analysis — 2016 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Amounts in this column for 2015 represent RSUs granted as special equity rewards on April 30, 2015 (the "Transition Awards") to the executive team in connection with the transition of the Corporation's CEO. Amounts in this column for 2014 represent RSUs and PSUs that were issued under the CSUP and LTIP, respectively, on January 23, 2015 in respect of 2014 performance. As described above, commencing with the annual equity grants made in 2016, grants made in-year are reported for such year rather than the most recently completed year.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 13 is the same as the accounting fair value of such awards. The accounting fair values for the PSU portion of the 2014 and 2016 share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. 60% of the PSUs granted with respect to 2014 and 2016 performance vest depending on the level of achievement of a market performance condition, TSR, over a three-year period relative to the TSR of a pre-defined comparator group. The comparator group was based on the S&P 1500 Technology Index for each of 2014 and 2016 with the addition of Flex Ltd., and which remain publicly traded on an established U.S. stock exchange for the entire performance period. The cost the Corporation records for the PSUs that vest based on TSR performance is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. 40% of the PSUs granted vest depending on the level of achievement of non-IFRS adjusted ROIC (a non-market performance condition), in the final year of a three-year vesting period, based on Celestica's non-IFRS adjusted ROIC relative to the non-IFRS adjusted ROIC of a pre-determined EMS competitor group (in each case as determined by the Corporation). The cost the Corporation records for PSUs that will vest based on non-IFRS adjusted ROIC performance is determined based on the market value of SVS at the time of grant, and such cost may be adjusted (usually during the last year of the three-year performance period) based on management's estimate of the relative level of achievement of non-IFRS adjusted ROIC, as outlined above.
118

(3)
Amounts in this column for 2015 represent the grant date fair value special sign-on grant of stock options under the LTIP granted to Mr. Mionis on August 1, 2015 in connection with his appointment as President and CEO. There were no other stock options granted to the NEOs with respect to 2014, 2015 or 2016 performance.

(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the plan.

(5)
Pension values for Mr. Mionis are reported in U.S. dollars. For 2016, his pension values include $8,088 in U.S. dollars representing the pension value from the U.S. pension plans and $133,174 having been converted from Canadian dollars representing the pension value from the Canadian pension plans — see Pension Plans for a full description of the plans Mr. Mionis participated in during 2016. Pension values for Messrs. Myers and McCaughey, Ms. DelBianco and Mr. McIntosh are reported in U.S. dollars, having been converted from Canadian dollars. Amounts were converted to U.S. dollars at the average exchange rate for 2016 of $1.00 equals C$1.3243.

(6)
Amounts in this column for Mr. Mionis represent amounts for items provided for under the Amended CEO Employment Agreement, which for 2016 consisted of tax equalization payments of $124,548, housing expenses of $75,916 while in Canada, group life insurance premiums of $1,089, a 401(k) contribution of $10,298, travel expenses between Toronto and Arizona of $28,795, tax preparation fees of $23,168 and the cost of a comprehensive medical exam at a private health clinic of $1,809; and for 2015 included the Contractual Payment.

(7)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and accordingly, annualized amounts for 2015 were pro-rated to reflect actual compensation paid, awarded or earned.
119

Option-Based and Share-Based Awards

        The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2016.

Table 14: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards					Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share-Based Awards that have not Vested at Minimum ($)(4)	Payout Value of Share-Based Awards that have not Vested at Target ($)(4)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$	17.52	Aug. 1, 2025	—	—	—	—	—	—
Feb. 1, 2016	—	—		—	—	551,876	$3,315,090	$6,630,180	$9,945,270	—

Darren G. Myers
Feb. 2, 2010	26,144	C$	10.77	Feb. 2, 2020	$101,473	—	—	—	—	—
Feb. 1, 2011	31,015	C$	9.87	Feb. 1, 2021	$141,456	—	—	—	—	—
Jan. 31, 2012	19,151	C$	8.26	Jan. 31, 2022	$110,628	—	—	—	—	—
Jan. 28, 2013	75,414	C$	8.29	Jan. 28, 2023	$433,931	—	—	—	—	—
Feb. 4, 2014	—	—		—	—	86,673	—	$1,041,280	$2,082,560	—
Jan. 23, 2015	—	—		—	—	118,098	$567,524	$1,418,817	$2,270,109	—
Apr. 30, 2015	—	—		—	—	61,576	$739,768	$739,768	$739,768	—
Feb. 1, 2016	—	—		—	—	176,600	$1,060,827	$2,121,654	$3,182,481	—

Michael P. McCaughey
Jan. 28, 2013	23,462	C$	8.29	Jan. 28, 2023	$135,000	—	—	—	—	—
Feb. 4, 2014	—	—		—	—	81,256	—	$976,201	$1,952,402	—
Jan. 23, 2015	—	—		—	—	110,717	$532,059	$1,330,142	$2,128,225	—
Apr. 30, 2015	—	—		—	—	61,576	$739,768	$739,768	$739,768	—
Feb. 1, 2016	—	—		—	—	171,080	$1,027,669	$2,055,337	$3,083,006	—

Elizabeth L. DelBianco
Feb. 1, 2011	38,769	C$	9.87	Feb. 1, 2021	$176,822	—	—	—	—	—
Jan. 31, 2012	22,742	C$	8.26	Jan. 31, 2022	$131,372	—	—	—	—	—
Jan. 28, 2013	47,762	C$	8.29	Jan. 28, 2023	$274,822	—	—	—	—	—
Feb. 4, 2014	—	—		—	—	77,193	—	$927,389	$1,854,777	—
Jan. 23, 2015	—	—		—	—	105,180	$505,449	$1,263,621	$2,021,794	—
Apr. 30, 2015	—	—		—	—	61,576	$739,768	$739,768	$739,768	—
Feb. 1, 2016	—	—		—	—	157,284	$944,797	$1,889,593	$2,834,390	—

Glen D. McIntosh
Jan. 28, 2013	20,110	C$	8.29	Jan. 28, 2023	$115,713	—	—	—	—	—
Feb. 4, 2014	—	—		—	—	65,005	—	$780,963	$1,561,926	—
Jan. 23, 2015	—	—		—	—	99,645	$478,850	$1,197,124	$1,915,399	—
Apr. 30, 2015	—	—		—	—	61,576	$739,768	$739,768	$739,768	—
Feb. 1, 2016	—	—		—	—	149,006	$895,071	$1,790,142	$2,685,213	—

(1)
See Compensation Discussion and Analysis — 2016 Compensation Decisions — Equity-Based Incentives for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options was determined using a share price of C$15.91, which was the closing price of the SVS on the TSX on December 30, 2016, converted to U.S. dollars at the average exchange rate for 2016 of $1.00 equals C$1.3243.

(3)
Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.

(4)
Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs. Payout values are determined using a share price of C$15.91, which was the closing price of the SVS on the TSX on December 30, 2016, converted to U.S. dollars at the average exchange rate for 2016 of $1.00 equals C$1.3243.
120

        The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2016 and the value of annual incentive awards earned in respect of 2016 performance.

Table 15: Incentive Plan Awards — Value Vested or Earned in 2016

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)
Robert A. Mionis	—	—	$1,227,188

Darren G. Myers	$96,093	$1,598,512	$603,750

Michael P. McCaughey	$102,381	$1,495,602	$498,750

Elizabeth L. DelBianco	$136,520	$1,466,372	$444,360

Glen D. McIntosh	$88,513	$1,258,104	$399,000

(1)
Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2016 and were in-the-money on the vesting date.

  Stock options for Messrs. Myers and McCaughey, Ms. DelBianco and Mr. McIntosh and vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of SVS on Vesting Date
January 28, 2016	$8.29	$11.68

January 31, 2016	$8.26	$12.65

(2)
Amounts in this column reflect share-based awards that were released in 2016. Share-based awards were released for Messrs. Myers and McCaughey, Ms. DelBianco and Mr. McIntosh based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price
RSU	January 25, 2016	$13.91

PSU	January 28, 2016	$11.68

RSU	February 4, 2016	$13.19

RSU	December 1, 2016	$15.74

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2016 of $1.00 equals C$1.3243. PSUs issued in 2013 vested in 2016 at 128% of the target number granted. The Corporation's TSR (determinative for 60% of such PSUs) ranked 4th among the TSR Comparators, resulting in 80% achievement and the Corporation's adjusted ROIC (determinative for 40% of such PSUs) ranked 1st among the ROIC Competitors resulting in 200% achievement for an overall vesting level of 128%, i.e. ((60% * 80%) +  (40% * 200%)).

(3)
Consists of payments under the CTI made on February 10, 2017 in respect of 2016 performance. See Compensation Discussion and Analysis — 2016 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 13 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

        The following table sets out the gains realized by NEOs from exercising stock options in 2016.

Table 16: Gains Realized by NEOs from Exercising Options

Name	Amount
Robert A. Mionis	—

Darren G. Myers	—

Michael P. McCaughey	$165,849

Elizabeth L. DelBianco	$108,235

Glen D. McIntosh	$183,232

Securities Authorized for Issuance Under Equity Compensation Plans

Table 17: Equity Compensation Plans as at December 31, 2016(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)
Equity Compensation Plans	LTIP (Options)	2,134,559	$7.98/C$12.89	N/A(3)

Approved by Securityholders	LTIP (RSUs)	722,731	N/A	N/A(3)

	LTIP (PSUs)(4)	3,565,290	N/A	N/A(3)

	Total(5)	6,422,580	$7.98/C$12.89	8,742,779

(1)
This table sets forth information, as of December 31, 2016, with respect to subordinate voting shares of the Corporation authorized for issuance under the LTIP, and does not include subordinate voting shares of the Corporation purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation's other equity compensation plans. The LTIP, which was approved by the Corporation's shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new subordinate voting shares to settle equity awards.

(2)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(3)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(4)
Assumes the maximum payout for all outstanding PSUs (200% of target).

(5)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 4.558% of the total number of outstanding shares at December 31, 2016 (LTIP (Options) — 1.515%; LTIP (RSUs) — 0.513%; and LTIP (PSUs) — 2.530%).
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

        Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 15, 2017, 15,989,701 SVS have been issued from treasury, 1,036,719 SVS are issuable under outstanding stock options, 1,862,002 SVS are issuable under outstanding RSUs, and up to 3,307,070 SVS are issuable under outstanding PSUs (assuming vesting at 200% of target). Accordingly, as of February 15, 2017, 13,010,299 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.

        As of February 15, 2017, the Corporation had a "gross overhang" of 8.3%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options, RSUs and PSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 4.3%.

        As of December 31, 2016, the Corporation had an "overhang" for stock options of 7.72%, representing the number of shares reserved for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.

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

        On October 19, 2016, the Compensation Committee approved an amendment to the LTIP to remove a previous provision which limited the aggregate number of SVS issuable upon exercise of options, the number of rights granted and the number of share units (in the case of PSUs, at the target level of vesting) that could be granted under the LTIP in any given year to 1.2% of the aggregate number of SVS and MVS outstanding during that period. Shareholder approval of this amendment was not required pursuant to the terms of the LTIP.

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

Pension Plans

        The following table provides details of the amount of Celestica's contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2016 for each NEO.

Table 18: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis	$28,298	$141,262	$187,148

Darren G. Myers(2)	$413,309	$72,275	$533,658

Michael P. McCaughey(2)	$359,548	$62,510	$424,275

Elizabeth L. DelBianco(2)	$708,302	$57,428	$857,553

Glen D. McIntosh(2)	$481,914	$59,023	$592,279

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2016.

(2)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2015 Annual Report for Messrs. Myers and McCaughey, Ms. DelBianco and Mr. McIntosh is attributable to different exchange rates used in the 2015 Annual Report and in this Annual Report. The exchange rate used in the 2015 Annual Report was $1.00 = C$1.2791.

  Canadian Pension Plans

        Messrs. Myers and McCaughey, Ms. DelBianco and Mr. McIntosh participate in the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan") which is a defined contribution plan. Until August 1, 2016, Mr. Mionis participated in the Canadian Pension Plan. The Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Myers and McCaughey, Ms. DelBianco and Mr. McIntosh also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). Until August 1, 2016, Mr. Mionis also participated in the Canadian Supplementary Plan. This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.

  U.S. Pension Plans

        The Compensation Committee approved the Amended CEO Employment Agreement pursuant to which Mr. Mionis was transferred from Canadian payroll to U.S. payroll effective August 1, 2016. As a result of the payroll change, Mr. Mionis was also transferred from the Canadian Pension Plan and the Canadian Supplementary Plan to the Corporation's U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) plan formula for 2016 was $15,900. Mr. Mionis also participates in a supplementary retirement plan that is also a defined contribution plan (the "U.S. Supplementary Plan"). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Mr. Mionis and he is entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on his notional account.

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

Mr. Mionis

        The Amended CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a "double trigger" provision) where good reason includes, without limitation, a material adverse change in position or duties or a specified reduction(s) in total compensation (including base salary, equity and CTI award). A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.

        The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the Business Results Factor of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.

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

        The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2016, or if his employment had been terminated on December 31, 2016 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 19: Mr. Mionis' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$5,052,188	—	$406,000	$5,458,188

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$5,052,188	—	$406,000	$5,458,188

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

Ms. DelBianco

        The employment agreement of Ms. DelBianco provides that she is entitled to certain severance benefits if, during a change in control period at the Corporation, she is terminated without cause or resigns for good reason as defined in her agreement (a "double trigger" provision), where good reason includes, without limitation, a material adverse change in position or duties, a specified reduction(s) in total compensation (including base salary, equity and CTI award), or a required relocation from Toronto at the time of a change in control. A change in control period is defined in her agreement as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year, prorated to the date of termination. The agreement provides for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to her pension and retirement plans until the third anniversary following her termination. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to her vest immediately, (b) the unvested PSUs granted to her vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favorable terms as the Board in its discretion may provide, and (c) the RSUs granted to her shall vest immediately.

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

        The following table summarizes the incremental payments and benefits to which Ms. DelBianco would have been entitled upon a change in control occurring on December 31, 2016, or if her employment had been terminated on December 31, 2016 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 20: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,852,000	—	$227,029	$3,079,029

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$2,024,000	—	$151,025	$2,175,025

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

        The following tables summarize the incremental payments to which Messrs. Myers, McCaughey and McIntosh would have been entitled upon a change in control occurring on December 31, 2016, or if their employment had been terminated on December 31, 2016 as a result of a change in control, retirement or termination without cause.

Table 21: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,603,750	—	—	$2,603,750

Retirement	—	—	—	—

Termination without Cause	$2,603,750	—	—	$2,603,750

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,208,750	—	—	$2,208,750

Retirement	—	—	—	—

Termination without Cause	$2,208,750	—	—	$2,208,750

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.
129

Table 23: Mr. McIntosh's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,109,000	—	—	$2,109,000

Retirement	—	—	—	—

Termination without Cause	$2,109,000	—	—	$2,109,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph

        The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2011 to December 31, 2016.

        As can be seen from the performance graph above, an investment in the Corporation on December 31, 2011 would have resulted in a 112.4% increase in value over the five-year period ended December 31, 2016 compared with a 48.6% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

        Over the same period, total NEO Compensation (as defined below) increased by 3.3%. In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market price performance of the SVS.

        For the purpose of the above discussion, NEO Compensation is defined as aggregate annual compensation (i.e. the sum of base salary, CTI payments (if applicable) and the grant date fair value of share-based awards and option-based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology set out in Table 13. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

EXECUTIVE SHARE OWNERSHIP

        The Corporation has executive share ownership guidelines (the "Executive Share Ownership Guidelines") which require specified executives hold a multiple of their base salary in securities of the Corporation as shown in Table 24. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The Compensation Committee reviewed the Executive Share Ownership Guidelines in April 2016 and determined no policy changes were required. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2016:

Table 24: Share Ownership Guidelines

Name	Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,250,000 (5 × salary)	$3,269,865	3.8x

Darren G. Myers	$1,500,000 (3 × salary)	$4,207,876	8.4x

Michael P. McCaughey	$1,425,000 (3 × salary)	$3,900,428	8.2x

Elizabeth L. DelBianco	$1,380,000 (3 × salary)	$3,905,073	8.5x

Glen D. McIntosh	$1,425,000 (3 × salary)	$4,215,235	8.9x

(1)
Includes the following, as of December 31, 2016: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on February 4, 2017 at 80% of target, which, on December 31, 2016, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $11.85, the closing price of SVS on the NYSE on December 30, 2016.

(2)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and has five years from the date of hire to achieve the required share ownership.

        The Amended CEO Employment Agreement continues to provide that in the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date.

C.    Board Practices

        Members of the Board are elected until the close of the next annual meeting of shareholders or until their successors are elected or appointed (unless such position is earlier vacated in accordance with the Corporation's by-laws). Each member of our senior management is appointed to serve at the discretion of our Board (subject to the terms and conditions of their respective employment agreements). See Item 6(A), "Directors and Senior Management" for details for the period during which each director has served in his/her office. Our non-management directors meet in camera (i.e., without our chief executive officer, chief financial officer or other members of management present) from time to time to consider such matters as they deem appropriate. In accordance with NYSE listing standards, "non-management" directors are all those who are not executive officers of the Corporation. We have designated the Chair of the Board as the presiding non-management director at all in camera sessions. The non-management directors can set their own agenda, maintain minutes and report back to the Board as a whole. Among the items that the non-management directors meet privately in camera to review is the performance of the Corporation's executive officers. Our Audit Committee, which consists solely of independent, non-management directors, met in camera immediately following each Audit Committee meeting in 2016.

        The Board has determined that Mr. DiMaggio, Mr. Etherington, Mr. Gross, Ms. Koellner, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson (constituting a majority of the Board) are independent directors under applicable independence standards in Canada and under NYSE listing standards.

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

  Audit Committee

        The Audit Committee consists of Ms. Koellner (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Gross, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom the Board has determined are independent directors (as that term is defined by the SEC and in the NYSE listing standards) and are financially literate. All of the committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the determination of the independence of the external auditors and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. In addition to fulfilling the responsibilities as set forth in its mandate, the Audit Committee has established procedures for a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain and fund such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the adequacy of Celestica's internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

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

        See Item 16A "Audit Committee Financial Expert" for a discussion of the Corporation's Audit Committee Financial Experts.

  Audit Committee Report:

        The Audit Committee has reviewed and discussed the audited financial statements with management;

        The Audit Committee has discussed with the independent auditors the matters required to be discussed by Public Company Accounting Oversight Board Standard No. 16;

        The Audit Committee has received the written disclosures and the letter from the independent auditor as required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and

        Based on such review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in this Annual Report for the year ended December 31, 2016 for filing with the SEC.

        The Audit Committee:

                Mr. DiMaggio
                Mr. Etherington
                Mr. Gross
                Ms. Koellner
                Mr. Natale
                Ms. Perry
                Mr. Ryan
                Mr. Wilson

  Compensation Committee

        The Compensation Committee consists of Mr. Ryan (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Gross, Ms. Koellner, Mr. Natale, Ms. Perry and Mr. Wilson, all of whom the Board has determined are independent directors pursuant to the rules of the SEC and NYSE listing standards. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee: reviews and approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews, modifies, as appropriate, and approves the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; reviews the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluates the CEO's performance in light of these goals and objectives, and sets the compensation of the CEO based on this evaluation; approves the compensation of our most senior executives; maintains and reviews our succession plans for key executive positions; reviews material changes to our organizational structure and human resource policies; and regularly reviews the risks associated with our executive compensation policies and practices. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our compensation consultant in making recommendations to the Compensation Committee regarding executive officer and director compensation.

        A copy of the Compensation Committee Mandate is available on our website at www.celestica.com.

  Compensation Committee Report:

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2016.

        The Compensation Committee:

                Mr. DiMaggio
                Mr. Etherington
                Mr. Gross
                Ms. Koellner
                Mr. Natale
                Ms. Perry
                Mr. Ryan
                Mr. Wilson

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Mr. Etherington (Chair), Mr. DiMaggio, Mr. Gross, Ms. Koellner, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom are independent directors pursuant to NYSE listing standards. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by our shareholders. The Committee's mandate includes making recommendations to the Board relating to the Corporation's approach to corporate governance; reviewing the Corporation's corporate governance guidelines and recommending appropriate changes to the Board; and assessing the effectiveness of the Board and its committees.

        A copy of the Nominating and Corporate Governance Committee Mandate is available on our website at www.celestica.com.

D.    Employees

        As of December 31, 2016, we employed approximately 26,400 permanent and temporary (contract) employees worldwide (December 31, 2015 — 26,700; December 31, 2014 — 25,000). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.

        The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia
December 31, 2014	4,000	2,000	19,000
December 31, 2015	4,700	2,000	20,000
December 31, 2016	4,600	2,400	19,400

        Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2016, approximately 3,400 temporary (contract) employees (December 31, 2015 — 3,700; December 31, 2014 — 4,000) were engaged by us worldwide. We used, on average for the year, approximately 3,900 temporary (contract) employees in 2016.

E.    Share Ownership

        The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 15, 2017 by each director, each NEO, each non-NEO executive officer, and all directors and executive officers of Celestica as a group as of such date. The address of each shareholder named below is Celestica's principal executive office.

Name of Beneficial Owner(1)(2)	Number of Shares(3)	Percentage of Class	Percentage of all Equity Shares(4)	Percentage of Voting Power
William A. Etherington	10,000 SVS	*	*	*
Thomas S. Gross	0 SVS	—	—	—
Daniel P. DiMaggio	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Joseph M. Natale	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Tawfiq Popatia	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Michael M. Wilson	0 SVS	—	—	—
Robert A. Mionis	123,956 SVS	*	*	*
Darren G. Myers	240,080 SVS	*	*	*
Elizabeth L. DelBianco	215,424 SVS	*	*	*
Glen D. McIntosh	172,742 SVS	*	*	*
John ("Jack") J. Lawless	16,551 SVS	*	*	*
Michael P. McCaughey	103,093 SVS	*	*	*
Robert C. Noftall	0 SVS	—	—	—
Nicolas Pujet	0 SVS	—	—	—
All directors and executive officers as a group (17 persons)	881,846 SVS	*	*	*

*
Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. In addition, certain SVS subject to stock options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, even though the exercise of these stock options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities. Information with respect to stock options held by each NEO, including exercise price and expiration date, is included in Table 14.
135

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge. Except as otherwise disclosed, such information has been provided by each director and officer.

(3)
Includes SVS subject to a total of 278,577 stock options that are currently exercisable, or will be exercisable within 60 days of February 15, 2017, as follows: Mr. Mionis — 74,739; Mr. Myers — 94,565; and Ms. DelBianco — 109,273. Information with respect to such stock options, including exercise price and expiration date, is included in Table 14.

(4)
Represents the percentage beneficial ownership of the Company's subordinate voting shares and multiple voting shares in the aggregate.

        Multiple voting shares and subordinate voting shares have different voting rights. Multiple voting shares entitle the holder to 25 votes per share and subordinate voting shares entitle the holder to one vote per share. Subordinate voting shares represent approximately 21% of the aggregate voting rights attached to Celestica's shares. Multiple voting shares represent approximately 79% of the voting rights attached to Celestica's shares. See Item 10(B), "Additional Information — Memorandum and Articles of Incorporation."

        At February 15, 2017, approximately 20 persons (including 3 of our 8 executive officers) held stock options to acquire an aggregate of 1.0 million subordinate voting shares. These stock options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation" and note 13(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issuable to our employees. The following table sets forth information with respect to stock options outstanding as at February 15, 2017.

Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Date/Year of Issuance	Date of Expiry
Executive Officers	38,769	C$9.87	February 1, 2011	February 1, 2021
	41,893	C$8.26	January 31, 2012	January 31, 2022
	123,176	C$8.29	January 28, 2013	January 28, 2023
	298,954	C$17.52	August 1, 2015	August 1, 2025
All other Celestica Employees	16,050	$6.70-$6.99	During 2007	February 26 2017-May 10, 2017
	27,500	$6.51	February 5, 2008	February 5, 2018
	3,000	C$6.66	March 5, 2008	March 5, 2018
	158,743	$8.21	January 31, 2012	January 31, 2022
	328,634	$8.24/C$8.29	January 28, 2013	January 28, 2023

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 15, 2017 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or the multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights (see Item 6(E) above). Subordinate voting shares represent approximately 21% of the aggregate voting rights attached to Celestica's shares. See

Item 10(B), "Additional Information — Memorandum and Articles of Incorporation" and Item 4(B) "Information on the Company — Business Overview — Controlling Shareholder Interest" above.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,946,368 MVS	100%	13.2%	79.2%

	414,621 SVS	*	*	*

Gerald W. Schwartz(3)	18,946,368 MVS	100%	13.2%	79.2%

	535,278 SVS	*	*	*

Letko, Brosseau & Associates Inc.(4)	20,910,848 SVS	16.8%	14.6%	3.5%

Connor, Clark & Lunn Investment Management Ltd.(5)	9,912,144 SVS	8.0%	6.9%	1.7%

Total percentage of all equity shares and total percentage of voting power			35.1%	84.5%

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

(2)
Includes 945,010 MVS held by a wholly-owned subsidiary of Onex, and 1,170,208 MVS subject to options granted to certain officers of Onex pursuant to certain management investment plans of Onex, which may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS). The percentage ownership of SVS beneficially owned by Onex (assuming conversion of all MVS) was 11.4% as of February 11, 2015, 13.5% as of February 10, 2016, and 13.5% as of February 15, 2017.

The Corporation's Articles of Incorporation provide "coat-tail" protection to the holders of the subordinate voting shares by providing that the multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares, and the multiple voting shares held by such purchaser thereafter shall be subject to the share provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex, (ii) Onex and its affiliates, collectively, cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, or (iii) if at any time the number of outstanding multiple voting shares represents less than 5% of the aggregate number of the outstanding multiple voting shares and subordinate voting shares, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i) Onex includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex immediately prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person. In addition, if at any time the number of outstanding multiple voting shares shall represent less than 5% of the aggregate number of the outstanding multiple voting shares and subordinate voting shares, all of the outstanding multiple voting shares shall be automatically converted at such time into subordinate voting shares on a one-for-one basis. Onex, which owns all of the outstanding multiple voting shares, has entered into an agreement with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the subordinate voting shares, for the purpose of ensuring that the holders of subordinate voting shares will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) if multiple voting shares and subordinate voting shares were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of subordinate voting shares, Onex has agreed that it, and any of its affiliates that may hold multiple voting shares from time to time, will not sell any multiple voting shares, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of subordinate voting shares if the sale had been a sale of subordinate voting shares rather than multiple voting shares, but otherwise on the same terms.

  The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz, and all of the 18,946,368 MVS and 414,621 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex. Of Celestica's MVS beneficially owned by Onex, 1,170,208 MVS are subject to MIP Options, including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS), and 945,010 MVS are held by a wholly-owned subsidiary of Onex. Mr. Schwartz was a director of Celestica from 1998 through December 31, 2016, and remains the Chairman of the Board and Chief Executive Officer of Onex. In addition, he owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims beneficial ownership of the shares held by Onex. The percentage ownership of SVS beneficially owned by Mr. Schwartz (assuming conversion of all MVS) was 11.5% as of February 11, 2015, 13.6% as of February 10, 2016 and 13.6% as of February 15, 2017.

The address of Mr. Schwartz is: 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
Letko, Brosseau & Associates Inc. ("Letko") is the beneficial owner of 20,910,848 SVS and has sole voting power and sole dispositive power over these shares. Clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the SVS reported as beneficially owned by Letko. No clients of Letko beneficially own more than five percent of the SVS. The address of Letko is: 1800 McGill College Av., Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Letko with the SEC on January 18, 2017, reporting beneficial ownership as of December 31, 2016. The percentage ownership of SVS beneficially owned by Letko was 12.3% as of February 11, 2015, 14.7% as of February 10, 2016, and 16.8% as of February 15, 2017.

(5)
Connor, Clark & Lunn Investment Management Ltd. ("Connor") is the beneficial owner of 9,912,144 SVS, having sole voting power over 8,568,193 of such shares, and sole dispositive power over all such shares. The address of Connor is: 2300-1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3. The number of shares reported as owned by Connor in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Connor with the SEC on February 13, 2017, reporting beneficial ownership as of December 31, 2016. The percentage ownership of SVS beneficially owned by Connor was 5.8% as of February 10, 2016 and 8.0% as of February 15, 2017.

        There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change of control of the Corporation.

  Holders

        As of February 15, 2017, based on information provided to us by our transfer agent, there were 1,659 holders of record of subordinate voting shares, of which 385 holders, holding approximately 74.3% of the outstanding subordinate voting shares, were resident in the United States and 363 holders, holding approximately 25.6% of the outstanding subordinate voting shares, were resident in Canada. These numbers are not representative of the number of beneficial holders of our subordinate voting shares nor are they representative of where such beneficial holders reside, since many of such shares are held of record by brokers or other nominees. The Corporation does not have knowledge of the identities of the beneficial owners of subordinate voting shares registered through intermediaries. No multiple voting shares are held in the United States.

B.    Related Party Transactions

        Onex, which beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares, has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the subordinate voting shares, for the purpose of ensuring that the holders of subordinate voting shares will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) if multiple voting shares and subordinate voting shares were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of subordinate voting shares, Onex has agreed that it, and any of its affiliates that may hold multiple voting shares from time to time, will not sell any multiple voting shares, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of subordinate voting shares if the sale had been a sale of subordinate voting shares rather than multiple voting shares, but otherwise on the same terms.

        On January 1, 2009, Celestica and Onex entered into a Services Agreement for the services of Mr. Schwartz as a director of the Corporation. The initial term of the Services Agreement was for one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. In connection with the retirement of Mr. Schwartz from our Board as of December 31, 2016, and the appointment of Mr. Tawfiq Popatia (also an officer of Onex) as his replacement effective January 1, 2017, the Services Agreement was amended as of such date to replace all references to Mr. Schwartz therein with references to Mr. Popatia, and to increase the annual fee payable to Onex thereunder from $200,000 per year to $235,000 per year (to be consistent with current annual Board retainer fees), payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the subordinate voting shares on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be credited. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason.

        See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions" above for a description of the Property Sale Agreement (and expected lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations), for a purchase price of approximately $137.0 million Canadian dollars (approximately $101 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments, and related lease arrangements. Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our Board formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of Celestica. Our Board, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

        Our related party transactions are also disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions" and note 18 to the Consolidated Financial Statements included in Item 18.

Indebtedness of Related Parties

        As at February 15, 2017, other than inter-company loans among Celestica and its wholly-owned subsidiaries, no related parties (as defined in Form 20-F), were indebted to Onex, Celestica or its subsidiaries.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements."

Export Sales

        For the year ended December 31, 2016, we had approximately $5.7 billion of export sales (i.e., sales to customers located outside of Canada), constituting approximately 95% of our $6.0 billion in total sales for the year. For further information regarding the allocation of our revenues by geographic region over the last three years see Item 4, "Information on the Company — Business Overview — Geographies."

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

        Commencing in 2007, securities class action lawsuits were brought against us and certain of our officers, a director and Onex in the United States District Court for the Southern District of New York, alleging violations of United States federal securities laws. In 2015, a settlement of the consolidated class action lawsuits was reached and the District Court granted final approval of the settlement in July 2015. The settlement payment to the plaintiffs was paid by our liability insurance carriers in 2015. In 2007, parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings were finally dismissed on January 16, 2017 with no payments by the defendants.

        Information concerning certain tax matters is disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 24 to the Consolidated Financial Statements in Item 18.

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

B.    Significant Changes

        Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2016.

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

        The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2012	$10.22	$6.75	122,930,000
Year ended December 31, 2013	11.31	7.65	69,130,000
Year ended December 31, 2014	12.93	9.12	63,390,000
Year ended December 31, 2015	13.45	10.60	89,170,000
Year ended December 31, 2016	12.55	8.29	73,100,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2012	C$	10.14	C$	6.63	319,390,000
Year ended December 31, 2013	11.78		7.79		214,460,000
Year ended December 31, 2014	13.77		10.11		188,820,000
Year ended December 31, 2015	17.52		13.53		145,000,000
Year ended December 31, 2016	16.88		11.68		116,000,000

        The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2015
First quarter	$12.07	$10.85	19,490,000
Second quarter	12.81	11.02	27,920,000
Third quarter	13.45	11.26	22,410,000
Fourth quarter	13.30	10.60	19,350,000
Year ended December 31, 2016
First quarter	$10.98	$8.29	13,570,000
Second quarter	11.00	9.13	27,050,000
Third quarter	11.32	9.02	16,030,000
Fourth quarter	12.55	10.30	16,450,000
141

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2015
First quarter	C$	15.08	C$	13.53	37,400,000
Second quarter	16.06		13.89		39,990,000
Third quarter	17.52		14.27		36,520,000
Fourth quarter	17.23		14.38		31,090,000
Year ended December 31, 2016
First quarter	C$	15.40	C$	11.68	31,330,000
Second quarter	14.41		11.83		31,810,000
Third quarter	14.95		11.72		28,210,000
Fourth quarter	16.88		13.58		24,650,000

        The high and low market prices for each month for the most recent six months based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
September 2016	$10.94	$10.28	2,900,000
October 2016	11.95	10.30	5,210,000
November 2016	12.55	11.84	6,510,000
December 2016	12.33	11.81	4,730,000
January 2017	14.18	11.77	9,640,000
February 2017	14.05	13.23	8,440,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
September 2016	C$	14.19	C$	13.55	5,940,000
October 2016	15.97		13.58		7,560,000
November 2016	16.88		15.88		9,080,000
December 2016	16.32		15.74		8,010,000
January 2017	18.60		15.79		9,580,000
February 2017	18.44		17.55		7,840,000

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

B.    Memorandum and Articles of Incorporation

  Objects and Purposes

        Celestica (Ontario Corporation No. 1201522) can engage in any legal activity permitted under the OBCA. As set forth in Item 6 of our Restated Articles of Incorporation (Articles), there are no restrictions on the business we may carry on or on the powers we may exercise.

  Certain Powers of Directors

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

        The Articles provide that the Board may, without shareholder authorization, from time to time: (i) borrow money upon the credit of Celestica; (ii) issue, reissue, sell or pledge debt obligations of Celestica; (iii) give a guarantee on behalf of Celestica to secure performance of an obligation of any person; and (iv) mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of Celestica, including book debts, rights, powers, franchises and undertakings, to secure Celestica's obligations.

        Directors do not stand for reelection at staggered intervals, and there is no provision in our Articles or by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement. However, the Board has a retirement policy which provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday.

  Share Ownership Requirements

        The OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the Articles imposing a requirement that a director hold any shares issued by Celestica. Our Board, however, has established guidelines setting out minimum shareholding requirements for directors who are not employees or officers of Celestica or Onex. See the section entitled "Director Share Ownership Guidelines" under Item 6, "Directors, Senior Management and Employees — Compensation" for a summary of these minimum shareholding requirements.

  No Limitation on Foreign Ownership

        There are no limitations under our Articles or in the OBCA on persons who are not citizens of Canada with respect to holding or exercising their voting rights as holders of our securities.

  Other Provisions of Articles and By-laws

        Other than the "coat-tail provisions" described in detail in footnote (2) to the table set forth in Item 7(A), "Major Shareholders" above, there are no provisions in the Articles or By-laws: (i) delaying, deferring or preventing a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring; (ii) discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of our securities; (iii) requiring disclosure of share ownership; or (iv) governing changes in the rights of holders of our securities or our capital, where such provisions are more stringent than those required by law.

  Shareholder Rights and Limitations

        The rights and preferences attached to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3ASR (Reg. No. 333-199616), filed with the SEC on October 27, 2014, which section is incorporated herein by reference thereto.

        Additional information concerning the rights and limitations of Celestica's shareholders is described in the section entitled "Comparison of Celestica and MSL Stockholder's Rights" of our registration statement on Form F-4/A (Reg. No. 333-110362), filed with the SEC on February 9, 2004, which information (pertaining to Celestica) is incorporated herein by reference thereto.

C.    Material Contracts

        Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, entered into during the two years immediately preceding the publication of this Annual Report, is included in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources" and Item 6(B), "Compensation." These contracts include equity compensation plans and agreements related to our credit facility and our $250.0 million accounts receivable sales program, each of which is included as an exhibit to this Annual Report. See Item 19, "Exhibits."

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, although there may be Canadian and other foreign tax considerations. See Item 10(E), "Taxation."

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

        This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 15, 2017, and the current published administrative practices of the Canada Revenue Agency.

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

  Disposition of Subordinate Voting Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property", as defined in the Canadian Tax Act, at the time of such disposition. Generally, subordinate voting shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the subordinate voting shares are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships of which the U.S. Holder or persons not dealing at arm's length with the U.S. Holder holds a membership interest (directly or indirectly through another partnership) or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Celestica; and (B) more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the subordinate voting shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the subordinate voting shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, on the basis that the value of the subordinate voting shares should not be considered derived principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.

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

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of February 15, 2017, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities", taxpayers who hold subordinate voting shares as part of a "straddle", "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.

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

        Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2016 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests in determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2017 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.

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

        U.S. individuals and "specified domestic entities" generally are required to report an interest in any "specified foreign financial asset" if the aggregate value of such assets owned by such person exceeds $50,000 (or such higher threshold as may apply to a particular taxpayer pursuant to the instructions to IRS Form 8938). Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.

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

Exchange Rate Risk

        Conducting business in currencies other than the U.S. dollar subjects us to translation and transaction risks associated with fluctuations in currency exchange rates. Although we conduct the majority of our business in U.S. dollars (our functional currency), our global operations subject us to foreign currency volatility. Our significant non-U.S. currency exposures include the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, British pound sterling, Chinese renminbi, Euro, Romanian leu and Singapore dollar. As part of our risk management program, we enter into forward exchange contracts, generally for periods of up to 12 months, intended to hedge foreign currency transaction risk. These contracts include, to varying degrees, elements of market risk. We enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

        Currency risk on our income tax expense arises because we are generally required to file our tax returns in the local currency for each country in which we have operations. Exchange rate volatility between the relevant local currency and the U.S. dollar will affect the recorded amounts of our foreign assets, liabilities, revenues and expenses in local currency for statutory financial statement purposes. In addition, we earn revenues and incur expenses in foreign currencies as part of our global operations. As a result, we are also exposed to foreign currency exchange transaction risk, such that fluctuations in currency exchange rates may significantly impact the amount of translated U.S. dollars required for expenses incurred in other currencies or received from non-U.S. dollar revenues. While our hedging programs are designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

        The table below presents the notional amounts (the U.S. dollar equivalent amounts of the foreign currency buy/sell contracts at hedge rates), weighted average exchange rates by expected (contractual) maturity dates, and the fair values of our outstanding forward exchange contracts at December 31, 2016. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2016, we had foreign currency contracts covering various currencies in an aggregate notional amount of $696.4 million (December 31, 2015 — $776.7 million). These contracts had a fair value net unrealized loss of $9.6 million at December 31, 2016 (December 31, 2015 — $24.0 million net unrealized loss).

        At December 31, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2017	2018	2019 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Forward Exchange Agreements
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$232.5	$—	$—	$232.5	$(3.1)
Average exchange rate	0.75
Receive Thai Baht/Pay U.S.$
Contract amount	$95.6	—	—	$95.6	$(1.9)
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$46.8	—	—	$46.8	$(2.9)
Average exchange rate	0.24
Receive Mexican Peso/Pay U.S.$
Contract amount	$23.7	—	—	$23.7	$(1.3)
Average exchange rate	0.05
Pay British Pound Sterling/Receive U.S.$
Contract amount	$119.4	—	—	$119.4	$2.7
Average exchange rate	1.26
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$77.8	—	—	$77.8	$(1.9)
Average exchange rate	0.15
Pay Euro/Receive U.S.$
Contract amount	$52.7	—	—	$52.7	$0.9
Average exchange rate	1.09
Receive Romanian Leu/Pay U.S.$
Contract amount	$18.5	—	—	$18.5	$(1.1)
Average exchange rate	0.25
Receive Singapore Dollar/Pay U.S.$
Contract amount	$24.3	—	—	$24.3	$(1.0)
Average exchange rate	0.72
Pay Other/Receive U.S.$
Contract amount	$5.1	—	—	$5.1	$—
Average exchange rate	—

Total	$696.4	$—	$—	$696.4	$(9.6)

Interest Rate Risk and Credit Risk

        Borrowings under the Revolving Facility bear interest at LIBOR, Prime, Base Rate Canada, or Base Rate (each as defined in the amended credit agreement) plus a margin, and our Term Loan bears interest at LIBOR plus a margin. Borrowings under our credit facility expose us to interest rate risks due to fluctuations in these rates and margins. A one-percentage point increase in these rates would increase interest expense by $5.5 million annually, assuming borrowings of $250.0 million under the Term Loan and $300.0 million under the Revolving Facility (the credit limit thereunder without the $150.0 million accordion feature). As of December 31, 2016, $212.5 million was drawn under the Term Loan and $15.0 million was outstanding under the Revolving Facility. See note 12 to the Consolidated Financial Statements in Item 18.

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

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is relatively low (but see Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of business environment" for a discussion of certain risks related to counterparty non-performance). With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at December 31, 2016 a Standard and Poor's rating of A-2 or above. In addition, we maintain cash and short-term investments in highly rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program and the supplier financing program had a Standard and Poor's short-term rating of A-2 or above and a long-term rating of BBB+ or above at December 31, 2016. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan had an A.M. Best or Standard and Poor's long-term rating of A or above at December 31, 2016. We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers. If this becomes our practice, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

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

Part II.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        The information required by this Item concerning our disclosure controls and procedures, and changes in our internal control over financial reporting, is set forth in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Controls and Procedures."

        Management's Report on Internal Control over Financial Reporting is set forth on page F-1 of our Consolidated Financial Statements in Item 18.

        The attestation report from our independent auditors, KPMG LLP ("KPMG") is set forth on page F-2 of our Consolidated Financial Statements in Item 18.

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

Item 16B.    Code of Ethics

        The Board has adopted a Finance Code of Professional Conduct for Celestica's Chief Executive Officer, our senior finance officers, and all personnel in its finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure; compliance with all applicable laws, rules and regulations; prompt internal reporting of violations of the code and accountability for adherence to the code. These professionals are expected to abide by this code as well as Celestica's Business Conduct Governance policy and all of our other applicable business policies, standards and guidelines.

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

        Our auditors are KPMG. KPMG did not provide any financial information systems design or implementation services to us during 2015 or 2016. The Audit Committee has determined that the provision of the non-audit services by KPMG described below does not compromise KPMG's independence.

Audit Fees

        KPMG billed $2.5 million in 2016 (2015 — $2.9 million) for audit services.

Audit-Related Fees

        KPMG billed $0.1 million in 2016 (2015 — $0.0 million) for audit-related services, including pension audits, due diligence related to acquisitions, and audits related to the adoption of amended accounting standards.

Tax Fees

        KPMG billed $0.1 million in 2016 (2015 — $0.1 million) for tax compliance and tax advisory services.

All Other Fees

        KPMG billed no other fees in 2016 (2015 — $0.2 million for IT advisory services).

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

Percentage of Hours Expended on KPMG's engagement not performed by KPMG's full-time, permanent employees (if greater than 50%):

        Not applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of subordinate voting shares purchased (in millions)	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number of subordinate voting shares that may yet be purchased under the plans or programs (in millions)
January 1 — 31, 2016	—	—	—	—

February 1 — 29, 2016(1)	0.02	$10.13	0.02	10.48

March 1 — 31, 2016(1)	0.38	$10.77	0.38	10.1

April 1 — 30, 2016	—	—	—	10.1

May 1 — 31, 2016(1)	2.8	$10.69	2.8	7.3

June 1 — 30, 2016	—	—	—	7.3

July 1 — 31, 2016	—	—	—	7.3

August 1 — 31, 2016	—	—	—	7.3

September 1 — 30, 2016(1)(2)	0.5	$10.74	0.5	6.8

October 1 — 31, 2016(1)(2)(3)	0.5	$10.99	0.5	6.3

November 1 — 30, 2016(1)(2)	0.4	$12.25	0.4	5.9

December 1 — 31, 2016(1)(2)	0.2	$11.91	0.2	5.7

Total	4.8	$10.92	4.8	5.7

(1)
On February 22, 2016, the TSX accepted our notice to launch, and we announced, a normal course issuer bid (the 2016 NCIB). The 2016 NCIB allowed us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The 2016 NCIB expired on February 23, 2017. During 2016, we repurchased and cancelled a total of 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 million program share repurchase funded in March 2016. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2016 NCIB was reduced by 1.6 million subordinate voting shares purchased for equity-based compensation plans during its term.

(2)
From time-to-time, a broker has purchased subordinate voting shares in the open market, on our behalf, to settle vested employee awards under our equity-based compensation plans. During 2016, approximately 1.6 million subordinate voting shares were purchased on our behalf by a broker during the term of the 2016 NCIB for such purpose (and were therefore not cancelled). These purchases were made during the 2016 NCIB, and reduced the maximum number of subordinate voting shares we were permitted to purchase thereunder (see footnote (1) above and footnote (3) below).

(3)
Includes 0.4 million subordinate voting shares we purchased under an Automatic Share Purchase Plan ("ASPP") we entered into in September 2016. The ASPP allowed the broker to purchase, on our behalf, subordinate voting shares at any time through October 21, 2016 under the 2016 NCIB.

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

Item 18.    Financial Statements

        The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

        The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
2.	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-1/A	333-8700	June 25, 1998	4.1
4.	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation ("Services Agreement")	20-F	001-14832	March 23, 2010	4.1
4.2	Amending Agreement to Services Agreement made as of January 1, 2017					X
4.3	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	001-14832	March 25, 2008	4.6
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.6	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.5
4.7	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2016					X
4.8	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
159

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.9	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.10	Amended and Restated Celestica Share Unit Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.8
4.11	D2D Employee Share Purchase and Option Plan (1997)	F-1/A	333-8700	June 1, 1998	10.20
4.12	Celestica 1997 U.K. Approved Share Option Scheme	F-1	333-8700	April 29, 1998	10.19
4.13	1998 U.S. Executive Share Purchase and Option Plan	S-8	333-9500	October 8, 1998	4.6
4.14	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	SC TO-I	005-55523	October 29, 2012	(d)(1)
4.15	Stock Purchase Agreement, dated July 26, 2012, among Celestica (USA) Inc., The Crossbow Group, LLC and D&H Manufacturing Company*	20-F	001-14832	March 15, 2013	4.10
4.16	Directors' Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)
4.17	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch	20-F	001-14832	March 13, 2015	4.12
4.18	First Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement					X
4.19	Second Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 14, 2014	4.14
4.20	Third Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14382	March 14, 2014	4.15
4.21	Fourth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14382	March 13, 2015	4.16
160

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.22	Fifth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement and Accession Agreement*	20-F	001-14382	March 7, 2016	4.20
4.23	Sixth Amendment to Amended and Restated Revolving Trade Receivables Agreement†					X
4.24	Directors' Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14382	March 14, 2014	4.16
4.25	Directors' Share Compensation Plan, amended and restated as of January 1, 2016	20-F	001-14382	March 7, 2016	4.22
4.26	Seventh Amended and Restated Revolving Term Credit Agreement, dated October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.	6-K	001-14832	November 6, 2014	4.17
4.27	Eighth Amended and Restated Credit Agreement, dated May 29, 2015, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.	SC TO-I/A	005-55523	June 2, 2015	(b)(2)
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	001-14382	March 23, 2010	11.1
11.2	Business Conduct Governance Policy	20-F	001-14382	March 13, 2015	11.2
161

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code**					X
15.1	Consent of KPMG LLP, Chartered Professional Accountants					X

*
Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Securities and Exchange Commission without redactions. Confidential treatment has been granted pursuant to our Application for an Order Granting Confidential Treatment Pursuant to Rule 24b-2 of the U.S. Exchange Act.

**
This certification will not be deemed "filed" for purposes of Section 18 of the U.S. Exchange Act, or otherwise subject to the liability of Section 18 of the U.S. Exchange Act, and this certification will not be incorporated by reference into any filing under the U.S. Securities Act, or the U.S. Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

†
Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Securities and Exchange Commission without redactions pursuant to our Application for an Order Granting Confidential Treatment Pursuant to Rule 24b-2 of the U.S. Exchange Act.
162

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELESTICA INC.
By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal and Administrative Officer

Date: March 13, 2017

163

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

        Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2016, the Company's internal control over financial reporting is effective. The Company's independent auditors, KPMG LLP, have audited the effectiveness of our internal control over financial reporting as of December 31, 2016, and issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of such date.

March 9, 2017

F-1

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited Celestica Inc.'s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Celestica Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Celestica Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Celestica Inc. as of December 31, 2016 and December 31, 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated March 9, 2017 expressed an unqualified opinion on those consolidated financial statements.

Toronto, Canada March 9, 2017	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants
F-2

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. as of December 31, 2016 and December 31, 2015 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of Celestica Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celestica Inc. as of December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Celestica Inc.'s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2017 expressed an unqualified opinion on the effectiveness of Celestica Inc.'s internal control over financial reporting.

Toronto, Canada March 9, 2017	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants
F-3

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

	December 31 2015	December 31 2016
Assets
Current assets:
Cash and cash equivalents (note 21)	$545.3	$557.2
Accounts receivable (note 5)	681.0	790.5
Inventories (note 6)	794.6	890.6
Income taxes receivable	10.4	5.4
Assets classified as held for sale (note 7)	27.4	28.9
Other current assets (note 4)	65.3	73.9

Total current assets	2,124.0	2,346.5
Property, plant and equipment (note 8)	314.6	302.7
Goodwill (note 9)	19.5	23.2
Intangible assets (note 9)	30.4	25.5
Deferred income taxes (note 20)	40.1	36.4
Other non-current assets (note 10)	83.4	88.0

Total assets	$2,612.0	$2,822.3

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 12)	$29.1	$56.0
Accounts payable	801.4	876.9
Accrued and other current liabilities	257.7	261.7
Income taxes payable (note 20)	25.0	32.4
Current portion of provisions (note 11)	20.2	18.7

Total current liabilities	1,133.4	1,245.7
Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 12)	250.6	188.7
Pension and non-pension post-employment benefit obligations (note 19)	83.2	86.0
Provisions and other non-current liabilities (note 11)	28.0	28.3
Deferred income taxes (note 20)	25.8	34.8

Total liabilities	1,521.0	1,583.5
Equity:
Capital stock (note 13)	2,093.9	2,048.2
Treasury stock (note 13)	(31.4)	(15.3)
Contributed surplus	846.7	862.6
Deficit	(1,785.4)	(1,632.0)
Accumulated other comprehensive loss (note 14)	(32.8)	(24.7)

Total equity	1,091.0	1,238.8

Total liabilities and equity	$2,612.0	$2,822.3

Commitments, contingencies and guarantees (note 24)

Signed on behalf of the Board of Directors

[Signed]	William A. Etherington,	[Signed]	Laurette T. Koellner,
	Director		Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2014	2015	2016
Revenue	$5,631.3	$5,639.2	$6,016.5
Cost of sales (notes 6 & 15)	5,225.9	5,248.1	5,588.9

Gross profit	405.4	391.1	427.6
Selling, general and administrative expenses (SG&A) (note 15)	210.3	207.5	211.1
Research and development	19.7	23.2	24.9
Amortization of intangible assets (note 9)	10.6	9.2	9.4
Other charges (note 16)	37.1	35.8	25.5

Earnings from operations	127.7	115.4	156.7
Refund interest income (notes 17 & 24)	—	—	(14.3)
Finance costs (note 17)	3.1	6.3	10.0

Earnings before income taxes	124.6	109.1	161.0
Income tax expense (note 20)
Current	9.7	38.7	14.2
Deferred	6.7	3.5	10.5

	16.4	42.2	24.7

Net earnings	$108.2	$66.9	$136.3

Basic earnings per share	$0.61	$0.43	$0.96
Diluted earnings per share	$0.60	$0.42	$0.95
Shares used in computing per share amounts (in millions):
Basic (note 23)	178.4	155.8	141.8
Diluted (note 23)	180.4	157.9	143.9

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

	Year ended December 31
	2014	2015	2016
Net earnings	$108.2	$66.9	$136.3
Other comprehensive income (loss), net of tax (note 14):
Items that will not be reclassified to net earnings:
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 19)	11.9	(7.0)	17.1
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(10.0)	(1.7)	—
Changes from derivatives designated as hedges	(0.7)	(6.1)	8.1

Total comprehensive income	$109.4	$52.1	$161.5

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

	Capital stock (note 13)	Treasury stock (note 13)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)(a)	Total equity
Balance — December 31, 2013	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions:
Issuance of capital stock	20.1	—	(12.3)	—	—	7.8
Repurchase of capital stock for cancellation(b)	(122.6)	—	(8.2)	—	—	(130.8)
Purchase of treasury stock for stock-based plans	—	(23.9)	—	—	—	(23.9)
Stock-based compensation and other	—	14.5	15.9	—	—	30.4
Total comprehensive income:
Net earnings for 2014	—	—	—	108.2	—	108.2
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 19)	—	—	—	11.9	—	11.9
Currency translation differences for foreign operations	—	—	—	—	(10.0)	(10.0)
Changes from derivatives designated as hedges	—	—	—	—	(0.7)	(0.7)

Balance — December 31, 2014	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions:
Issuance of capital stock	12.6	—	(8.7)	—	—	3.9
Repurchase of capital stock for cancellation	(528.2)	—	157.8	—	—	(370.4)
Purchase of treasury stock for stock-based plans	—	(28.9)	—	—	—	(28.9)
Stock-based compensation and other	—	18.9	20.5	—	—	39.4
Total comprehensive income:
Net earnings for 2015	—	—	—	66.9	—	66.9
Other comprehensive income (loss), net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (note 19)	—	—	—	(7.0)	—	(7.0)
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Changes from derivatives designated as hedges	—	—	—	—	(6.1)	(6.1)

Balance — December 31, 2015	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions:
Issuance of capital stock	6.4	—	(2.3)	—	—	4.1
Repurchase of capital stock for cancellation	(52.1)	—	17.8	—	—	(34.3)
Purchase of treasury stock for stock-based plans		(18.2)	—	—	—	(18.2)
Stock-based compensation and other	—	34.3	0.4	—	—	34.7
Total comprehensive income:
Net earnings for 2016	—	—	—	136.3	—	136.3
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 19)	—	—	—	17.1	—	17.1
Changes from derivatives designated as hedges	—	—	—	—	8.1	8.1

Balance — December 31, 2016	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8

(a)
Accumulated other comprehensive income (loss) is net of tax. See note 14.

(b)
Includes $50.0 prepayment under a program share repurchase. See note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

	Year ended December 31
	2014	2015	2016
Cash provided by (used in):
Operating activities:
Net earnings	$108.2	$66.9	$136.3
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	68.7	68.3	75.6
Equity-settled stock-based compensation (note 13)	28.4	37.6	33.0
Other charges (note 16)	47.1	16.3	21.2
Finance costs, net of refund interest income	3.1	6.3	(4.3)
Income tax expense	16.4	42.2	24.7
Other	(14.7)	(17.5)	(1.1)
Changes in non-cash working capital items:
Accounts receivable	(39.4)	12.5	(104.6)
Inventories	98.2	(75.6)	(89.5)
Other current assets	(18.9)	38.2	(5.3)
Accounts payable, accrued and other current liabilities and provisions	(31.6)	28.8	75.4

Non-cash working capital changes	8.3	3.9	(124.0)
Net income tax refund (paid), including related interest	(24.0)	(27.7)	11.9

Net cash provided by operating activities	241.5	196.3	173.3

Investing activities:
Acquisitions (note 3)	—	—	(14.9)
Purchase of computer software and property, plant and equipment(a)	(61.3)	(62.8)	(64.1)
Proceeds from sale of assets	1.4	2.8	1.0
Deposit on anticipated sale of real property (note 8)	—	11.2	—
Advances to solar supplier (note 4)	—	(29.5)	—
Repayments from solar supplier (note 4)	—	3.0	14.0

Net cash used in investing activities	(59.9)	(75.3)	(64.0)

Financing activities:
Borrowings under credit facility (note 12)	—	275.0	40.0
Repayments under credit facility (note 12)	—	(12.5)	(75.0)
Finance lease payments (note 12)	—	—	(4.5)
Issuance of capital stock (note 13)	7.8	3.9	4.1
Repurchase of capital stock for cancellation (note 13)	(140.6)	(370.4)	(34.3)
Purchase of treasury stock for stock-based plans (note 13)	(23.9)	(28.9)	(18.2)
Finance costs paid	(4.2)	(7.8)	(9.5)

Net cash used in financing activities	(160.9)	(140.7)	(97.4)

Net increase (decrease) in cash and cash equivalents	20.7	(19.7)	11.9
Cash and cash equivalents, beginning of year	544.3	565.0	545.3

Cash and cash equivalents, end of year	$565.0	$545.3	$557.2

(a)
Additional equipment of $3.4 was acquired through a finance lease in 2016 (2015 — $19.0). See note 4.

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

        Celestica delivered innovative supply chain solutions globally to customers in the following end markets during 2016: Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, smart energy, and semiconductor equipment), Servers, and Storage. Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.     BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

Statement of compliance:

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements were authorized for issuance by our Board of Directors on March 9, 2017.

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

        Key sources of estimation uncertainty and judgment:    We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions. We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

        We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

        We describe our use of judgment and estimation uncertainties in greater detail in the following accounting policies.

SIGNIFICANT ACCOUNTING POLICIES:

        The accounting policies below are in compliance with IFRS and have been applied consistently to all periods presented in these consolidated financial statements.

(a)   Basis of measurement:

        The consolidated financial statements have been prepared primarily on the historical cost basis. Other measurement bases where used, are described in the applicable notes.

(b)   Basis of consolidation:

        These consolidated financial statements include our direct and indirect subsidiaries, all of which are wholly-owned. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition. Inter-company transactions and balances are eliminated on consolidation.

(c)   Business combinations:

        We use the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment (see note 2(l)). Potential obligations for contingent consideration and contingencies are also recorded at fair value as of the acquisition date. We generally record subsequent changes in the fair value of such contingent liabilities from the date of acquisition to the settlement date in our consolidated statement of operations. We expense integration costs (for the establishment of business processes, infrastructure and information systems for acquired operations) and acquisition-related transaction costs as incurred in our consolidated statement of operations. No integration costs relate to existing operations.

        We use judgment to determine the purchase price allocation and estimates to value identifiable net assets and the fair value of contingent consideration, if applicable, at the acquisition date. We may engage independent third parties to determine the fair value of property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors.

(d)   Foreign currency translation:

        The majority of our subsidiaries have a U.S. dollar functional currency which represents the currency of the primary economic environment in which they operate. For these subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the period-end exchange rates. We translate non-monetary assets and liabilities denominated in foreign currencies into U.S. dollars at historic rates, and we translate revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. We recognize foreign currency differences arising on translation in our consolidated statement of operations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        For foreign operations with a non-U.S. dollar functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these foreign operations in the foreign currency translation account included in accumulated other comprehensive income.

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

(h)   Assets classified as held for sale:

        We classify assets as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition to qualify as an asset held for sale. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and are no longer depreciated. The determination of fair value less costs to sell involves judgment by management on the probability and timing of disposition and the expected amount of recoveries and costs. We may engage independent third parties to determine the estimated fair values less costs to sell for assets classified as held for sale. At the end of each reporting period, we evaluate the appropriateness of our estimates and assumptions. We may require adjustments to reflect actual experience or changes in estimates.

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

        We estimate the useful life of property, plant and equipment based on the nature of the asset, historical experience, the terms of any related customer contract, and expected changes in technology. When major components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. We review our estimates of residual values, useful lives and the methods of depreciation annually at year end and, if required, adjust for these prospectively. We determine gains and losses on the disposal or retirement of property, plant and equipment by comparing the proceeds from disposal with the carrying amount of the asset and we recognize these gains and losses in our consolidated statement of operations in the period of disposal.

(j)    Leases:

        We are the lessee of property, plant and equipment, primarily buildings and machinery. We classify leases as operating leases where the risks and rewards of ownership are retained by the lessor. We generally treat payments made under operating leases as rentals and recognize them as expenses on a straight-line basis over the term of the lease in our consolidated statement of operations. For operating leases, we do not record the leased asset or associated obligation on our consolidated balance sheet. We classify leases as finance leases if the risks and rewards of ownership have substantially transferred to us. We capitalize finance leases at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments (included in property, plant and equipment in our consolidated balance sheet), and we depreciate finance leases over a period based on the useful life of the asset. We include the corresponding liabilities, net of finance costs, in our consolidated balance sheet. We allocate each finance lease payment between the liability and finance costs.

(k)   Goodwill and intangible assets:

Goodwill:

        We initially record goodwill related to acquisitions on our consolidated balance sheet in the amount of the excess of the fair value of the aggregate consideration paid (including the fair value of any contingent consideration) over the fair value of the identifiable net assets acquired. In subsequent reporting periods, we measure goodwill at cost less accumulated impairment losses, if any. We do not amortize goodwill. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that we expect will benefit from the related acquisition. See note 2(l), Impairment of goodwill, intangible assets and property, plant and equipment.

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

(l)    Impairment of goodwill, intangible assets and property, plant and equipment:

        We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or a CGU for impairment. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment in the fourth quarter of the year to correspond with our annual planning cycle. Judgment is required in the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.

        We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability and discount rate, and in projecting future cash flows, among other factors. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we engage independent brokers to obtain market prices to estimate our real property and other asset values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU or group of CGUs to reduce the carrying amount of its goodwill, and then to reduce the carrying amount of other assets in such CGU or group of CGUs generally on a pro rata basis. See notes 9 and 16(b).

        We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for property, plant and equipment and intangible assets, if the losses we recognized in prior periods no longer exist or have decreased. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of the reversal will be limited to the carrying amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.

(m)  Provisions:

        We recognize a provision for legal or constructive obligations arising from past events when the amount can be reliably estimated and it is probable that an outflow of resources will be required to settle an obligation. The nature and type of provisions vary and management judgment is required to determine the extent of an obligation and whether the outflow of resources is probable. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may require adjustments to the recorded amounts to reflect actual experience or changes in estimates in future periods.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Restructuring:

        We incur restructuring charges relating to workforce reductions, site consolidations, and costs associated with businesses we are exiting. Our restructuring charges include employee severance and benefit costs, gains, losses or impairments related to owned sites and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs related to leased sites and equipment we no longer use.

        The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring plans. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any anticipated sublease recoveries from exited sites, and the timing of disposition and estimated fair values less costs to sell of assets we no longer use and which are available for sale. We develop detailed plans and record termination costs in the period the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on their fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the estimated fair values less costs to sell for these assets. For leased sites that we intend to exit, we discount the lease obligation costs, which represent future contractual lease payments and cancellation fees, if any, less estimated sublease recoveries, if any. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease recoveries, we engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in estimates in future periods. See note 16(a).

Legal:

        In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. We recognize a provision for claims based on management's estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third party advisors in making our determination. The filing of a suit or formal assertion of a claim does not automatically trigger a requirement to record a provision. The ultimate outcome, including the amount and timing of any payments required, may vary significantly from our original estimates. Potential material legal obligations that have not been recognized as provisions, as the outcome is remote or not probable, or the amount cannot be reliably estimated, are disclosed as contingent liabilities. See note 24.

Warranty:

        We offer product and service warranties to our customers. We record a provision for future warranty costs based on management's estimate of probable claims under these warranties. In determining the amount of the provision, we consider several factors including the terms of the warranty (which vary by customer, product or service), the current volume of products sold or services rendered during the warranty period, and historical warranty information. We review and adjust these estimates as necessary to reflect our experience and new information. The amount and aging of our provision will vary depending on various factors including the length of the warranty offered, the remaining life of the warranty and the extent and timing of warranty claims. We have classified a portion of our warranty provision as current to the extent payment is expected in the next 12 months and the remainder as non-current.

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

        Under defined benefit plans, our obligation is to provide an agreed upon benefit to specified plan participants. We remain exposed to the actuarial and investment risks with respect to defined benefit plans. Our obligation is actuarially determined using the projected unit credit method, based on service and management's estimates. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension plan expense and required funding.

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

        We recognize past service costs or credits arising from plan amendments, whether vested or unvested, immediately in our consolidated statement of operations. We determine the net interest expense (income) on the net defined benefit liability (asset) for each year by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability (asset) position, taking into account any changes in the net defined benefit liability (asset) during the year as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in our consolidated statement of operations. The difference between the interest income on plan assets and the actual net return on plan assets is included in the re-measurement of the net defined benefit liability (asset). We recognize actuarial gains and losses on plan assets or obligations, as well as any year over year change in the impairment of the balance sheet position in other comprehensive income (OCI) and we reclassify the amounts to deficit. Curtailment gains or losses may arise from significant changes to a plan. We record curtailment gains or losses in our consolidated statement of operations when the curtailment occurs.

Stock-based compensation:

        We generally grant stock options, performance share units (PSUs) and restricted share units (RSUs) to employees under our stock-based compensation plans. Stock options and RSUs vest in installments over the vesting period. Stock options generally vest 25% per year over a four-year period, and RSUs generally vest one-third per year over a three-year period. We treat each installment under a grant of stock options and RSUs

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

as a separate grant in determining the compensation expense. PSUs vest at the end of their respective terms, generally three years from the grant date, to the extent that specified performance conditions have been met.

        Options are exercisable for subordinate voting shares. We recognize the grant date fair value of options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock on our consolidated balance sheet. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate. The cost we record for restricted share units (RSUs) and 40% of our performance share units (PSUs) granted annually is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to the achievement of pre-determined financial targets over a specified period, is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the expected level of achievement of such performance condition. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. Historically, we have generally settled these awards with subordinate voting shares purchased in the open market by a broker, or by issuing subordinate voting shares from treasury. However, under certain circumstances, we have also cash-settled certain awards (as permitted by the applicable plan) which we accounted for as liabilities. We re-measure the liabilities based on our share price at each reporting date and at the settlement date, with a corresponding charge or recovery in our consolidated statement of operations.

        We determine the cost we record for 60% of PSUs granted annually using a Monte Carlo simulation model. The number of awards expected to vest is factored into the grant date Monte Carlo valuation for the award. The number of these PSUs that will vest depends on the level of achievement of total shareholder return (TSR), which is a market performance condition, relative to the TSR of a pre-defined group of companies over a three-year period. We do not adjust the grant date fair value regardless of the eventual number of awards that vest based on the level of achievement of the market performance condition. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied.

        The compensation of our Board of Directors in 2016 was comprised of annual Board retainer fees, annual Audit and Compensation Committee Chair retainer fees (where applicable) and travel fees (collectively, Annual Fees) payable in quarterly installments in arrears. Directors must elect to have either 75% or 100% of their Annual Fees paid in deferred share units (DSUs). The number of DSUs we grant is determined by dividing the elected percentage of the dollar value of the Annual Fees earned in the quarter by the closing price of our subordinate voting shares on the New York Stock Exchange (NYSE) on the last business day of such quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash after the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares issued from treasury or purchased in the open market, or with cash. For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market or with cash. We expense the cost of DSUs through SG&A in our consolidated statement of operations in the period the services are rendered.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(o)   Deferred financing costs:

        Deferred financing costs consist of costs relating to the establishment of the revolving portion of our credit facility (Revolving Facility) which we amortize to our consolidated statement of operations on a straight-line basis over the term of the facility. We record financing costs relating to the issuance of the term loan under our credit facility (Term Loan) as a reduction to the cost of the related debt (see note 12) which we amortize to our consolidated statement of operations using the effective interest rate method over the term of the related debt or when the debt is retired, if earlier.

(p)   Income taxes:

        Our income tax expense for a reporting period is comprised of current and deferred income taxes. Current income taxes and deferred income taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity, in which case, the taxes are also recognized in OCI or directly in equity, respectively.

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

Loans and receivables:

        We classify financial assets with fixed or determinable payments, such as our accounts receivable, including our solar advances, as loans and receivables. This category excludes any derivative assets or assets that are quoted in active markets. We initially recognize loans and receivables on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.

Other financial liabilities:

        This category is for financial liabilities that are not classified as fair value through profit or loss and includes accounts payable, the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loan. We record these financial liabilities at amortized cost on our consolidated balance sheet.

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

(s)   Impairment of financial assets:

        We review financial assets at each reporting date and these are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset have been negatively impacted. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset's original discount rate, and we recognize this loss in our consolidated statement of operations.

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

(u)   Government grants:

        We may from time to time receive government grants related to equipment purchases or other expenditures. We recognize these grants when there is reasonable assurance that we will retain the benefits. If

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

we receive a grant but cannot reasonably assure that we will comply with the conditions of the grant, we will defer the grant and record a liability on our consolidated balance sheet until the conditions are fulfilled. For grants that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled, and we calculate amortization on the net amount. For grants that relate to operating expenditures, we reduce the expense in the period the cost is incurred or when the conditions are fulfilled.

(v)   Research and development:

        We incur costs relating to research and development activities. We expense these costs as incurred in our consolidated statement of operations unless development costs meet the required criteria under IFRS for capitalization.

(w)  Earnings per share (EPS):

        We calculate basic EPS by dividing net earnings by the weighted average number of shares (subordinate and multiple voting shares collectively) outstanding during the period. We calculate diluted EPS using the treasury stock method, which reflects the potential dilution from stock-based awards that are issued from treasury.

(x)   Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

        In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective January 1, 2018, and allows for early adoption. We have elected to adopt this standard in our consolidated financial statements for the year ending December 31, 2018 using the retrospective approach. Under this approach, we will restate each comparative reporting period presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period presented (January 1, 2016). We have determined that the new standard will change the timing of revenue recognition for a significant portion of our business. Under the new standard, revenue for certain customer contracts will be recognized earlier than under the current recognition rules (which is generally upon delivery). We believe the adoption of the new standard could materially impact our consolidated financial statements. However, the extent of the financial impacts cannot be reasonably estimable until we complete our detailed analysis during 2017.

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

IFRS 16, Leases:

        In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

3.     ACQUISITION:

        In November 2016, we acquired the business assets of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel) for a cash purchase price of $14.9. Karel is a manufacturing services company that specializes in complex wire harness assembly, systems integration, sheet metal fabrication, welding and machining, serving primarily aerospace and defense customers. As part of the acquisition, we acquired net working capital of $10.0, capital equipment and other assets of $1.2, and goodwill of $3.7, representing the specialized knowledge of the acquired workforce and expected synergies. Approximately two-thirds of the goodwill is tax deductible. We expensed integration and acquisition-related transaction costs totaling $1.4 in other charges in our consolidated statement of operations.

        The acquisition did not have a significant impact on our consolidated results of operations in 2016.

Pro forma disclosure:

        Revenue and net earnings for the period would not have been materially different had the acquisition occurred at the beginning of the year.

4.     SOLAR INVESTMENTS:

        In March 2015, we entered into a supply agreement with an Asia-based solar cell supplier (Solar Supplier) to help secure our solar cell supply. This agreement had an initial term of three and a half years. As a result of the continued and expected prolonged volatility in the solar panel market, and since we no longer expect to generate reasonable returns, we made a decision in the fourth quarter of 2016 to exit the solar panel manufacturing business (see note 16(a)). The agreement with the Solar Supplier was also terminated early. The advances we made to the Solar Supplier under the supply agreement which remain unpaid are anticipated to continue to be repaid through quarterly repayment installments during 2017 (notwithstanding the early termination of this agreement). As of December 31, 2016, advances of $12.5 remain recoverable from the Solar Supplier, which we have recorded as other current assets on our consolidated balance sheet. In addition, as of December 31, 2016, we have $13.1 in accounts receivable due from the Solar Supplier.

        In April 2015, we entered into five-year lease agreements, expiring in April 2020, pursuant to which we leased $19.3 of manufacturing equipment for our solar operations in Asia. These leases qualify as finance leases under IFRS and require quarterly lease payments which commenced in January 2016. As of December 31, 2016, our remaining solar lease obligations totaled $15.3, which we have recorded as current liabilities on our consolidated balance sheet as we intend to terminate and settle these leases in 2017. See notes 8, 12 and 24.

5.     ACCOUNTS RECEIVABLE:

        We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor's long-term rating of BBB+ or above and a short-term rating of A-2 or above at December 31, 2016. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2018 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2016, $50.0 of accounts receivable were sold under this facility (December 31, 2015 — $50.0). We continue to collect cash from our customers and remit the cash to the banks when collected.

        The successor company in an August 2016 acquisition of one of our significant customers (Successor Customer) has required longer than historical payment terms commencing with orders after October 1, 2016. In connection therewith, we registered for the Successor Customer's supplier financing program pursuant to which participating suppliers may sell accounts receivable from the Successor Customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At December 31, 2016, we sold $51.4 of accounts receivable under this program (December 31, 2015 — nil). We utilized this program to substantially offset the

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

effect of the extended payment terms on our working capital for the period. The third-party bank collects the relevant receivable directly from the Successor Customer.

        The accounts receivable sold under both of these arrangements are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

6.     INVENTORIES:

        Inventories are comprised of the following:

	December 31
	2015	2016
Raw materials	$521.7	$577.1
Work in progress	117.8	133.0
Finished goods	155.1	180.5

	$794.6	$890.6

        We record our inventory provisions, net of valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. During 2016, we recorded net inventory provisions of $12.0 (2015 — $3.8; 2014 — $5.8). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. Our inventory provisions for 2016 consisted primarily of the write down of our solar panel inventory to net realizable value. During the fourth quarter of 2016, we made the decision to exit the solar panel manufacturing business. See note 16(a).

7.     ASSETS CLASSIFIED AS HELD FOR SALE:

        As a result of announced restructuring actions, we have reclassified certain assets as held for sale. At the time of such reclassification, we would have recorded an impairment loss in restructuring charges, if the carrying value of those assets exceeded the estimated fair value less costs to sell. See note 16(a). We have programs underway to sell these assets.

        At December 31, 2016, we had $28.9 (December 31, 2015 — $27.4) of assets classified as held for sale, primarily land and buildings in Europe and North America, and equipment in Asia and North America.

8.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are comprised of the following:

	2015
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$22.7	$12.0	$10.7
Buildings including improvements	304.1	162.4	141.7
Machinery and equipment	717.9	555.7	162.2

	$1,044.7	$730.1	$314.6

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

	2016
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$22.9	$12.0	$10.9
Buildings including improvements	322.0	181.9	140.1
Machinery and equipment	718.7	567.0	151.7

	$1,063.6	$760.9	$302.7

        The following table details the changes to the net book value of property, plant and equipment for the years indicated:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2015	$14.9	$146.9	$150.6	$312.4
Additions	—	14.8	65.7	80.5
Depreciation	—	(15.9)	(43.2)	(59.1)
Impairment loss (note 16(b))(i)	(4.2)	(3.2)	(4.8)	(12.2)
Write down of assets and other disposals(ii)	—	(1.1)	(5.1)	(6.2)
Foreign exchange and other	—	0.2	(1.0)	(0.8)

Balance — December 31, 2015(iii)	10.7	141.7	162.2	314.6
Additions	—	21.5	55.7	77.2
Acquisitions through business combinations (note 3)	—	—	1.1	1.1
Depreciation	—	(19.9)	(46.3)	(66.2)
Write down of assets and other disposals(ii)	—	(3.4)	(20.3)	(23.7)
Foreign exchange and other	0.2	0.2	(0.7)	(0.3)

Balance — December 31, 2016(iii)	$10.9	$140.1	$151.7	$302.7

(i)
In the fourth quarter of 2015, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment, and recorded non-cash impairment charges totaling $12.2, comprised of $6.5 and $5.7, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. See note 16(b). In the fourth quarter of 2016, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment, and determined there was no impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values, other than the impairment loss on our solar panel manufacturing equipment of $19.0 which we recorded as restructuring charges in the fourth quarter of 2016. See (ii) below and note 16(b).

(ii)
Includes $21.2 of losses in 2016 primarily to write-down equipment related to our solar panel manufacturing business (2015 — $4.4 of losses to write-down equipment related to our semiconductor business). See note 16(a).

(iii)
The net book value of property, plant and equipment at December 31, 2016 included $8.2 (December 31, 2015 — $18.6) of assets under finance leases. See note 24 for the future minimum lease payments under these finance leases.

        On July 23, 2015, we entered into an agreement of purchase and sale to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. See note 18.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

9.     GOODWILL AND INTANGIBLE ASSETS:

        Goodwill and intangible assets are comprised of the following:

	2015
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$74.9	$55.4	$19.5

Intellectual property	$111.3	$111.3	$—
Other intangible assets	237.0	215.1	21.9
Computer software assets	281.6	273.1	8.5

	$629.9	$599.5	$30.4

	2016
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$78.6	$55.4	$23.2

Intellectual property	$111.3	$111.3	$—
Other intangible assets	237.0	221.1	15.9
Computer software assets	284.1	274.5	9.6

	$632.4	$606.9	$25.5

        The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2015	$19.5	$28.4	$6.8	$54.7
Additions	—	—	4.7	4.7
Amortization	—	(6.0)	(3.2)	(9.2)
Foreign exchange and other	—	(0.5)	0.2	(0.3)

Balance — December 31, 2015	19.5	21.9	8.5	49.9
Additions	—	—	4.5	4.5
Acquisitions through business combinations (note 3)	3.7	—	0.1	3.8
Amortization	—	(6.0)	(3.4)	(9.4)
Foreign exchange and other	—	—	(0.1)	(0.1)

Balance — December 31, 2016	$23.2	$15.9	$9.6	$48.7

        In the fourth quarter of each year, we perform our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded no impairment charges against goodwill or intangible assets in 2016 or 2015. In 2014, we recorded impairment charges of $40.8 against the goodwill of our semiconductor CGU. See note 16(b).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

10.   OTHER NON-CURRENT ASSETS:

	December 31
	2015	2016
Net pension assets (note 19)	$58.2	$71.8
Land rights	11.4	11.0
Advances to solar supplier (note 4)	9.5	—
Other	4.3	5.2

	$83.4	$88.0

11.   PROVISIONS:

        Our provisions include restructuring, warranty, legal and other provisions. We have included a description of our restructuring, warranty and legal provisions in note 2(m). We include details of our restructuring provision in note 16(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal(i)	Other(ii)	Total
Balance — December 31, 2015	$10.7	$18.0	$2.0	$4.4	$35.1
Provisions	11.4	11.5	8.5	2.6	34.0
Reversal of prior year provisions(iii)	(0.7)	(4.7)	(0.3)	—	(5.7)
Payments/usage	(15.4)	(5.5)	(7.2)	(1.6)	(29.7)
Accretion, foreign exchange and other	0.6	0.3	—	0.1	1.0

Balance — December 31, 2016	$6.6	$19.6	$3.0	$5.5	$34.7

Current	$6.6	$9.1	$3.0	$—	$18.7
Non-current(iv)	—	10.5	—	5.5	16.0

December 31, 2016	$6.6	$19.6	$3.0	$5.5	$34.7

(i)
Legal represents our provisions recorded for various legal actions based on our estimates of the likely outcomes.

(ii)
Other represents our asset retirement obligations of $5.5, relating to sites that we currently lease.

(iii)
During 2016, we reversed prior year warranty provisions based on expired warranties and changes in estimated costs based on historical experience.

(iv)
Non-current balances are included in provisions and other non-current liabilities on our consolidated balance sheet.

        At the end of each reporting period, we evaluate the appropriateness of our provisions, and adjustments may be made to reflect actual experience or changes in our estimates.

12.   CREDIT FACILITIES AND LONG-TERM DEBT:

        In order to fund a portion of our share repurchases under the $350.0 substantial issuer bid (the SIB) completed in June 2015, we amended our revolving credit facility in May 2015 to add a non-revolving term loan component (Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility from October 2018 to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (Revolving Facility), and $75.0 of available cash on hand. See note 13. At December 31, 2016, $227.5 was outstanding under the credit facility, comprised of $15.0 under the Revolving Facility and $212.5 under the Term Loan (December 31, 2015 — $262.5 outstanding, comprised of $25.0 under the Revolving Facility and $237.5 under the Term Loan).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

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

        The following table sets forth our borrowings under the Revolving Facility and Term Loan, and our finance lease obligations, as of December 31, 2016 and 2015:

	December 31 2015	December 31 2016
Borrowings under the Revolving Facility	$25.0	$15.0
Term Loan	237.5	212.5

Total borrowings under credit facility	262.5	227.5
Less: unamortized debt issuance costs(1)	(1.8)	(1.2)
Finance lease obligations (see notes 4 and 24)(2)	19.0	18.4

	$279.7	$244.7

Comprised of:
Current portion of borrowings under credit facility and finance lease obligations	$29.1	$56.0
Long-term portion of borrowings under credit facility and finance lease obligations	250.6	188.7

	$279.7	$244.7

(1)
We incurred debt issuance costs in connection with the amendment of the credit facility in 2015, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

(2)
At December 31, 2016, $15.3 of our finance lease obligations relate to manufacturing equipment for our solar panel business. As a result of our exit from this business, we intend to terminate and settle these lease obligations in 2017 and have recorded all remaining payments thereunder as current liabilities on our consolidated balance sheet as at December 31, 2016. See note 4.

        The amounts outstanding under the Revolving Facility are due upon maturity of the facility in May 2020. We are permitted to repay amounts prior to maturity. Prepayments are also required under certain circumstances.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The Term Loan requires quarterly principal repayments until its maturity. At December 31, 2016, the remaining mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2017	$25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5

$212.5

        We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

        At December 31, 2016, we were in compliance with all restrictive and financial covenants under the credit facility. Commitment fees paid in 2016 were $1.4 (2015 — $1.3; 2014 — $2.0). At December 31, 2016, we had $25.8 (December 31, 2015 — $27.2) outstanding in letters of credit under this facility.

        We also have a total of $70.0 in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2016 or December 31, 2015.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(a)   Capital transactions:

Number of shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares
Issued and outstanding at December 31, 2013	162.0	18.9
Issued from treasury(i)	2.1	—
Cancelled under NCIB	(8.5)	—

Issued and outstanding at December 31, 2014	155.6	18.9
Issued from treasury(i)	1.3	—
Cancelled under NCIB or SIB	(32.4)	—

Issued and outstanding at December 31, 2015	124.5	18.9
Issued from treasury(i)	0.6	—
Cancelled under NCIB	(3.2)	—

Issued and outstanding at December 31, 2016	121.9	18.9

(i)
During 2016, we issued 0.6 million (2015 — 0.5 million; 2014 — 1.1 million) subordinate voting shares upon the exercise of employee stock options for cash proceeds of $4.1 (2015 — $3.9; 2014 — $7.8). There were no subordinate voting shares issued from treasury for RSUs or PSUs vesting in 2016. In 2015, we issued 0.8 million (2014 — 1.0 million) subordinate voting shares from treasury with ascribed values of $6.5 (2014 — $8.6) upon the vesting of certain RSUs. We have also settled RSUs and PSUs with subordinate voting shares purchased in the open market. Settlement of these awards is described below.

        We have repurchased subordinate voting shares in the open market and otherwise in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids. These shares are repurchased either for cancellation or to satisfy obligations under our stock-based compensation plans. As part of the NCIB process, we may enter into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf under our NCIBs (including during any applicable self-imposed trading blackout periods). In addition, we enter into program share repurchases (PSRs) from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR's completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of such PSR under the NCIB.

        On February 22, 2016, the TSX accepted our notice to launch a new NCIB (2016 NCIB) which was amended in March 2016 to permit PSRs. The 2016 NCIB allowed us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market, or as otherwise permitted. During 2016, we paid $34.3 (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 PSR we funded in March 2016 at a weighted average price of $10.69 per share. In total, we repurchased and cancelled an aggregate of 3.2 million subordinate voting shares under the 2016 NCIB prior to its expiry in February 2017. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2016 NCIB was reduced by 1.6 million subordinate voting shares we purchased in the open market during the term of the 2016 NCIB to satisfy obligations under our stock-based compensation plans (see below).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting and subordinate voting shares issued and outstanding prior to completion of the SIB. We funded the share repurchases with the proceeds of the $250.0 Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. See note 12.

        In September 2015, we completed an NCIB launched in September 2014 (2014 NCIB), which allowed us to repurchase, at our discretion, up to approximately 10.3 million subordinate voting shares in the open market, or as otherwise permitted. During 2015, prior to its expiry, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR we funded in December 2014. We completed the share repurchases under this PSR on January 28, 2015 at a weighted average price of $11.38 per share. During 2014, we paid $31.0 (including transaction fees) to repurchase and cancel 2.9 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.53 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2014 NCIB was reduced by 0.5 million subordinate voting shares we purchased in the open market during the term of the 2014 NCIB to satisfy obligations under our stock-based compensation plans.

        In August 2014, we completed an NCIB launched in August 2013 (2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During 2014, we paid $59.6 (including transaction fees) to repurchase and cancel 5.5 million subordinate voting shares at a weighted average price of $10.82 per share under the 2013 NCIB, including 4.0 million subordinate voting shares repurchased under two PSRs and 0.9 million subordinate voting shares repurchased under an ASPP completed during the term of the 2013 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2013 NCIB was reduced by 0.3 million subordinate voting shares we purchased in the open market during the term of the 2013 NCIB to satisfy obligations under our stock-based compensation plans.

(b)   Stock-based compensation:

Long-Term Incentive Plan (LTIP):

        Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs to eligible employees, consultants and directors. We may, at the time of grant, authorize the grantees to settle these awards either in cash or in subordinate voting shares. Absent such permitted election, grants under the LTIP will be settled in subordinate voting shares, which we may purchase in the open market, or issue from treasury (up to a maximum aggregate of 29.0 million subordinate voting shares). As of December 31, 2016, 15.2 million subordinate voting shares remain reserved for issuance from treasury, covering potential issuances of subordinate voting shares for outstanding awards and for potential future grants of stock-based compensation under the LTIP.

Celestica Share Unit Plan (CSUP):

        Under the CSUP, we may grant RSUs and PSUs to eligible employees. We have the option to settle RSUs and PSUs issued thereunder in subordinate voting shares purchased in the open market, or in cash.

        For disclosure regarding DSUs issued to eligible directors under our Directors' Share Compensation Plan, see paragraph (c) below.

        During 2016, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A, of $33.0 (2015 — $37.6; 2014 — $28.4). Employee stock-based

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

compensation expense varies from period-to-period. The portion of such expense that relates to a non-market performance condition varies depending on the level of achievement of pre-determined financial targets.

(i)    Stock options:

        We grant stock options under our LTIP. Options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date.

        Stock option transactions were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price
	(in millions)
Outstanding at January 1, 2015	3.3	$8.05
Granted	0.3	$13.38
Exercised	(0.5)	$7.92
Forfeited/Expired	(0.2)	$11.30

Outstanding at December 31, 2015	2.9	$8.03
Granted	—	$—
Exercised	(0.6)	$6.46
Forfeited/Expired	(0.2)	$9.99

Outstanding at December 31, 2016	2.1	$8.46

        Outstanding stock options were exercised throughout the year. The weighted average closing market price of our subordinate voting shares was $10.66 during 2016 (2015 — $11.97).

        The following stock options were outstanding as at December 31, 2016:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$4.13 — $6.05	0.2	$4.24	2.0	0.2	$4.24
$6.51 — $8.21	0.5	$7.63	3.6	0.5	$7.62
$8.24 — $9.87	0.9	$8.88	5.3	0.7	$9.09
$10.20 — $13.38	0.5	$11.95	6.1	0.3	$10.95

	2.1			1.7
F-30

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        We amortize the estimated grant date fair value of options to expense over the vesting period (generally four years). We determined the grant date fair value of the stock options using the Black-Scholes option pricing model with the following weighted average assumptions for the years indicated below:

	Year ended December 31
	2014(1)	2015	2016(1)
Risk-free interest rate	N/A	1.6%	N/A
Dividend yield	—	—	—
Expected volatility of the market price of our shares	N/A	35%	N/A
Expected option life (in years)	N/A	5.5	N/A
Weighted average fair value of options granted	N/A	$4.68	N/A

(1)
No stock options were granted in 2014 or 2016.

        We determine the expected volatility of our subordinate voting shares based on an evaluation of the historical volatility of our share price. We determine the expected option life based on historical option holder behavior and the risk-free interest rate is based on U.S. government bond yields.

(ii)   RSUs and PSUs:

        We grant RSUs and PSUs to our employees pursuant to our LTIP and CSUP. Each vested unit generally entitles the holder to receive one subordinate voting share. Under the CSUP, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under the LTIP, we may (at the time of grant) authorize the grantees to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). We have generally settled these awards with subordinate voting shares purchased in the open market by a broker, or by issuing subordinate voting shares from treasury. However, we have also cash-settled certain awards upon vesting (as permitted by the applicable plan). We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table below as outstanding at December 31, 2016 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions. The following table outlines the RSU and PSU transactions during the years indicated. As of December 31, 2016, none of the outstanding RSUs or PSUs had vested.

Number of awards (in millions)	RSUs	PSUs
Outstanding at January 1, 2015	3.4	6.1
Granted	2.2	2.1
Settled	(2.0)	(0.5)
Forfeited/Expired	(0.1)	(2.2)

Outstanding at December 31, 2015	3.5	5.5
Granted	2.3	2.5
Settled	(1.9)	(1.1)
Forfeited/Expired	(0.1)	(0.8)

Outstanding at December 31, 2016	3.8	6.1

        During 2016, we granted 2.5 million (2015 — 2.1 million; 2014 — 2.6 million) PSUs, of which 60% vest based on the achievement of a market performance condition tied to TSR, and the balance vest based on a

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

non-market performance condition based on pre-determined financial targets. See note 2(n) for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent years to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury.

        The weighted average grant date fair value of RSUs awarded in 2016 was $9.29 per unit (2015 — $11.49; 2014 — $9.33). The weighted average grant date fair value of PSUs awarded in 2016 was $9.61 per unit (2015 — $13.06; 2014 — $9.30).

        From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy the delivery of subordinate voting shares upon vesting of awards under our stock-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During 2016, we purchased 1.6 million (2015 — 2.5 million; 2014 — 2.2 million) subordinate voting shares in the open market through a broker for $18.2 (2015 — $28.9; 2014 — $23.9) (including transaction fees) to satisfy delivery requirements under our stock-based compensation plans. At December 31, 2016, the broker held 1.4 million (December 31, 2015 — 2.8 million; December 31, 2014 — 2.0 million) subordinate voting shares with a value of $15.3 (December 31, 2015 — $31.4; December 31, 2014 — $21.4).

        We did not cash-settle any vested share unit awards in 2016, 2015 or 2014. As management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a broker or subordinate voting shares issued from treasury, we have accounted for these share unit awards as equity-settled awards.

(c)   Deferred share units:

        We grant DSUs to certain members of our Board of Directors under our Directors' Share Compensation Plan. The DSUs may be settled in cash or with subordinate voting shares issued from treasury or purchased in the open market, depending on when the DSUs were granted. See note 2(n) for details. In 2016, we recorded DSU expense of $2.1 (2015 — $1.9; 2014 — $1.9) through SG&A. At December 31, 2016, 1.5 million (December 31, 2015 — 1.3 million) DSUs were outstanding.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

14.   ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:

	Year ended December 31
	2014	2015	2016
Opening balance of foreign currency translation account	$(3.5)	$(13.5)	$(15.2)
Foreign currency translation adjustments	(10.0)	(1.7)	—

Closing balance	(13.5)	(15.2)	(15.2)

Opening balance of unrealized net loss on cash flow hedges	(10.8)	(11.5)	(17.6)
Net loss on cash flow hedges(i)	(11.3)	(39.2)	(2.2)
Reclassification of net loss on cash flow hedges to operations(ii)	10.6	33.1	10.3

Closing balance(iii)	(11.5)	(17.6)	(9.5)

Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 19)	11.9	(7.0)	17.1
Reclassification of actuarial losses (gains) to deficit	(11.9)	7.0	(17.1)

Closing balance	—	—	—

Accumulated other comprehensive loss	$(25.0)	$(32.8)	$(24.7)

(i)
Net of income tax recovery of $1.2 for 2016 (2015 — $2.8 income tax recovery; 2014 — $1.3 income tax recovery).

(ii)
Net of income tax expense (recovery) of $1.1 for 2016 (2015 — $(2.9); 2014 — $(0.3)).

(iii)
Net of income tax recovery of $1.3 as of December 31, 2016 (December 31, 2015 — $1.2 income tax recovery; December 31, 2014 — $1.3 income tax recovery).

        We expect that the majority of net gains (losses) on cash flow hedges reported in the 2016 accumulated other comprehensive loss balance will be reclassified to operations during 2017, primarily in cost of sales as the underlying expenses that are being hedged are included in cost of sales.

15.   EXPENSES BY NATURE:

        We have presented our consolidated statement of operations by function. Included in our cost of sales and SG&A for the year ended December 31, 2016 were employee-related costs of $711.3 (2015 — $690.9; 2014 — $716.8) including employee stock-based compensation expense of $33.0 (2015 — $37.6; 2014 — $28.4), freight and transportation costs of $80.9 (2015 — $76.8; 2014 — $73.6), depreciation expense of $66.2 (2015 — $59.1; 2014 — $58.1) and rental expense of $27.1 (2015 — $25.6; 2014 — $29.1).

16.   OTHER CHARGES:

	Year ended December 31
	2014	2015	2016
Restructuring charges (recoveries) (a)	$(2.1)	$23.9	$31.9
Asset impairment (b)	40.8	12.2	—
Pension obligation settlement loss (gain) (c)	6.4	(0.3)	—
Other (d)	(8.0)	—	(6.4)

	$37.1	$35.8	$25.5

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

(a)   Restructuring:

        Our restructuring charges (recoveries) were comprised of the following:

	Year ended December 31
	2014	2015	2016
Cash charges (recoveries)	$(2.0)	$19.5	$10.7
Non-cash charges (recoveries)	(0.1)	4.4	21.2

	$(2.1)	$23.9	$31.9

        We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $31.9 in 2016 consisting of employee termination costs resulting from changes to our operating model, and charges (including employee termination costs) related to our decision to exit the solar panel manufacturing business, as well as the consolidation of certain of our sites. Our restructuring charges for 2016 consisted of cash charges of $10.7, primarily for employee termination costs relating to our Global Business Services and Organizational Design initiatives, and the closure of our solar panel manufacturing operations and other exited operations, and non-cash charges of $21.2, to write down certain plant assets and equipment to recoverable amounts, including $19.0 related to our solar panel manufacturing equipment at our two locations. A substantial portion of our solar panel manufacturing equipment is subject to finance leases, pursuant to which we had outstanding obligations of $15.3 as of December 31, 2016. We intend to terminate these leases upon disposition of the equipment thereunder and settle the remaining lease obligations in 2017. As we intend to sell the solar equipment, the recoverable amounts were based on their estimated fair values less costs to sell. We estimated these values based on external inputs, including recent market transactions and third-party estimates. We reduced the carrying value of our solar panel manufacturing equipment to these estimated fair values less costs to sell at the end of 2016. However, the recoverable amounts are subject to adjustment based on the actual results of our sales process. Our restructuring provision at December 31, 2016 was $6.6 (December 31, 2015 — $10.7) comprised primarily of employee termination costs.

        We recorded restructuring charges of $23.9 in 2015. Our restructuring charges for 2015 consisted of cash charges of $19.5, primarily for employee termination costs at various sites, including headcount reductions in certain under-utilized manufacturing sites in higher cost locations, and non-cash charges of $4.4, primarily to write down certain equipment to recoverable amounts. These 2015 charges also included costs associated with the consolidation of two of our semiconductor sites, to reduce the cost structure and improve the margin performance of that business. In 2014, we recorded a net reversal of previous restructuring charges of $2.1 primarily to adjust for reduced payments in relation to a site that was part of a previous restructuring action.

        See notes 2(m) and 11 for further details and description regarding our restructuring provision.

(b)   Annual impairment assessment:

        We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable (triggering events). We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. Prior to conducting our 2016 annual impairment assessment, we did not identify any triggering event during the course of 2016 indicating that the carrying amount of our assets or CGUs may not be recoverable, other than our decision in the fourth quarter of 2016 to exit the solar panel

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

manufacturing business. In connection therewith, we recorded an impairment loss (as restructuring charges) on our solar panel manufacturing equipment in the fourth quarter of 2016 (see note 16(a)). We reduced the carrying value of our solar panel manufacturing equipment to its estimated fair values less costs to sell.

        For our 2016 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, other than the impairment described above, we used cash flow projections based primarily on our plan for 2017 and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plan for 2017 is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of 2016, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for 2017 was approved by management and presented to our Board of Directors in December 2016.

        In the fourth quarter of 2016, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment and determined that, other than the write down of our solar panel manufacturing equipment discussed above, there was no impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values.

        In the fourth quarter of 2015, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $12.2, comprised of $6.5 and $5.7, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. Such charges were primarily due to the reduction of our long-term cash flows projections for these CGUs as a result of reduced customer demand and challenging market conditions that we were experiencing in these CGUs at that time, and our assessment of the continued negative impact of these factors on the future profitability of these two CGUs. After recording the 2015 impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair value of its real property at the end of 2015.

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

        We determined the recoverable amount of our CGUs as the greater of its expected value-in-use and its fair values less costs to sell. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our 2016 annual impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2016 assessment, we used cash flow projections ranging from 1 to 7 years (2015 — 3 to 10 years; 2014 — 2 to 9 years) for our CGUs, in line with the remaining useful lives of the CGUs' essential assets. We generally used our weighted-average cost of capital of approximately 10% (2015 — approximately 8%; 2014 — approximately 10%) to discount our cash flows. For our semiconductor CGU, however, we applied a discount rate of 17% in 2014 through 2016 reflecting the higher risk and continued volatilities inherent with these cash flows, despite the new business awarded to this CGU in the past few years.

        As part of our annual impairment assessment of goodwill, we also perform sensitivity analyses for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. Our goodwill balance at December 31, 2016 of $23.2 was comprised of $19.5 (December 31, 2015 — $19.5) attributable to our semiconductor CGU and $3.7 attributable to our Karel acquisition. See note 3. For purposes of our 2016 impairment assessment of our semiconductor CGU, we

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

assumed future revenue growth at an average compound annual growth rate of 7% over a 7-year period (2015 — 9% over an 8-year period), representing the remaining life of the CGU's most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this CGU over the projection period will be slightly above our overall margin performance for the Company in 2016, consistent with the average annual margins we assumed for our 2015 impairment analysis. For our 2016 annual impairment analysis, we did not identify any key assumptions where a reasonably possible change would result in material impairments to our semiconductor CGU.

        Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of a CGU could result in impairment losses in such CGU in future periods.

(c)   Pension obligation settlement loss (gain):

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit component under the plan, and the employer substantially eliminating financial risk in respect of these obligations. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges in our consolidated statement of operations in 2014. See note 19. During 2015, we recorded a recovery adjustment of $0.3.

(d)   Other:

        During 2016, we recorded integration and transaction costs totaling $1.4 related to the acquisition of Karel. See note 3. During 2016, we received recoveries of damages of $12.0 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. These recoveries were offset in part by the cost to settle an unrelated legal matter during 2016. In 2014, we received similar recoveries of damages related to prior purchases.

17.   FINANCE COSTS AND REFUND INTEREST INCOME:

        Our finance costs are comprised primarily of interest expenses and fees related to our Term Loan, the Revolving Facility, our accounts receivable sales program and a customer's supplier financing program. See notes 5 and 12.

        Refund interest income represents the refund of interest on cash previously held on account with tax authorities in connection with the resolution of certain previously disputed tax matters in the second half of 2016. See notes 20 and 24.

18.   RELATED PARTY TRANSACTIONS:

        Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, was also one of our directors (until

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

December 31, 2016), and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

        In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz as a director of Celestica, pursuant to which Onex received compensation for such services. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. In connection with the retirement of Mr. Schwartz from our Board of Directors as of December 31, 2016, and the appointment of Mr. Tawfiq Popatia (also an officer of Onex) as his replacement effective January 1, 2017, the Services Agreement was amended as of such date to replace all references to Mr. Schwartz therein with references to Mr. Popatia, and to increase the annual fee payable to Onex thereunder from $200,000 per year to $235,000 per year (to be consistent with current annual Board retainer fees), payable in DSUs in equal quarterly installments in arrears. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason.

Sale agreement with respect to real property in Toronto:

        On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. If the transaction is completed, the purchase price will be approximately $137 million Canadian dollars (approximately $101 at year-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

        Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement (i.e. the latter half of 2017), the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash (approximately $40 at year-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars (approximately $51 at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We have recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows.

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

        Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz, a controlling shareholder and until December 31, 2016, a director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Compensation of key management personnel:

        Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and key management team were as follows:

	Year ended December 31
	2014	2015	2016
Short-term employee benefits and costs	$5.9	$6.8	$6.2
Post-employment and other long-term benefits	0.5	0.5	0.4
Stock-based compensation (including DSUs)	12.1	16.6	12.3

	$18.5	$23.9	$18.9

19.   PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

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

        In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit component under the plan, and the employer substantially eliminating financial risk in respect of these obligations. We re-measured the pension assets and liabilities related to this pension plan immediately before the purchase of the annuities, and in the third quarter of 2014, recorded a net re-measurement actuarial gain of $2.3 in other comprehensive income that was subsequently reclassified to deficit in that same period. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges in our consolidated statement of operations in the third quarter of 2014 (note 16(c)). For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8, and the value of our pension liabilities by $143.4 as of the date of the annuity purchase.

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

        Our largest defined benefit pension plan (which is a U.K. plan) requires that an actuarial valuation be completed every three years. The actuarial valuation was completed using a measurement date of April 2016; the next valuation will have a measurement date of April 2019.

        We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of May 2016 (Canada) and December 2016 (U.S.). The next actuarial valuations for these plans will have measurement dates of May 2019 and December 2018, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

        We used a measurement date of December 31, 2016 for the accounting valuation for pension and non-pension post-employment benefits.

        Our pension plans are exposed to market risks such as changes in interest rates, inflation, and fluctuations in investment values, as well as financial risks including counterparty risks of financial institutions from which annuities have been purchased for the defined benefit component of a pension plan for certain Canadian employees. See note 21(c). Our plans are also exposed to non-financial risks, including the membership's mortality and demographic changes, as well as regulatory changes.

        We manage the funding level risk of defined benefit pension plans through our asset allocation strategy for each plan. In the U.K., we follow an active de-risking strategy and allocate a higher level of the plan assets to debt instruments if the funding level of the plan improves.

        Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity securities is adjusted based on the expected life of the plan and the expected retirement dates of the plan participants. Currently, the weighted average asset allocation across all plans targets for 71% to 78% (2015 — 65% to 73%) investment in fixed income securities, 20% to 27% (2015 — 25% to 33%) investment in equities through mutual funds, and 2% to 3% (2015 — 2% to 3%) in other investments. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 21. At December 31, 2016, $351.6 (December 31, 2015 — $339.7) of our plan assets were measured using level 1 inputs of the fair value hierarchy and $25.6 (December 31, 2015 — $25.6) of our plan assets were measured using level 2 inputs of the fair value hierarchy. Approximately 98% of our plan assets are held with financial institutions with a Standard and Poor's long-term rating of A– or above at December 31, 2016. The remaining assets are held with financial institutions where ratings are not available. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.

        Plan assets are measured at their fair values; however, the amounts we are permitted to record for defined benefit plan assets may be restricted under IFRS. See note 2(n) for a description of this restriction. Based on a review of the terms, conditions, and statutory minimum funding requirements of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions to our pension plans exceeds the total of the fair value of plan assets net of the present value of related obligations.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2016 or 2015.

(b)   Plan financials:

        The table below presents the market value of plan assets:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2015	2016	2015	2016
Quoted market prices:
Debt investment funds	$267.5	$283.1	73%	75%
Equity investment funds	63.9	60.4	18%	16%
Non-quoted market prices:
Other investment funds	25.6	25.6	7%	7%
Other	8.3	8.1	2%	2%

Total	$365.3	$377.2	100%	100%

        The following tables provide a summary of the financial position of our pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2015	2016	2015	2016
Plan assets, beginning of year	$393.3	$365.3	$—	$—
Interest income	14.1	12.7	—	—
Actuarial gains (losses) in other comprehensive income (actual return on plan assets less interest income above)	(12.9)	74.0	—	—
Administrative expenses paid from plan assets	(1.1)	(1.2)	—	—
Employer contributions	14.0	7.4	—	—
Employer direct benefit payments	0.9	2.0	2.3	2.2
Settlement payments from plan	(6.8)	—	—	—
Benefit payments from plan	(11.7)	(14.8)	—	—
Benefit payments from employer	(0.9)	(2.0)	(2.3)	(2.2)
Foreign currency exchange rate changes and other	(23.6)	(66.2)	—	—

Plan assets, end of year	$365.3	$377.2	$—	$—

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2015	2016	2015	2016
Accrued benefit obligations, beginning of year	$354.3	$326.9	$73.1	$62.7
Current service cost	1.7	1.7	2.0	1.9
Past service cost and settlement/curtailment losses	1.0	—	0.1	—
Interest cost	12.5	11.1	2.6	2.6
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	3.8	(13.9)	0.1	(6.3)
— Changes in financial assumptions	(7.8)	82.9	(2.3)	5.8
— Experience adjustments	0.1	(12.9)	0.2	(0.1)
Settlement payments from plan	(6.8)	—	—	—
Benefit payments from plan	(11.7)	(14.8)	—	—
Benefit payments from employer	(0.9)	(2.0)	(2.3)	(2.2)
Foreign currency exchange rate changes and other	(19.3)	(53.4)	(10.8)	1.4

Accrued benefit obligations, end of year	$326.9	$325.6	$62.7	$65.8

Weighted average duration of benefit obligations (in years)	19	19	14	14

        The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2015	2016	2015	2016
Accrued benefit obligations, end of year	$(326.9)	$(325.6)	$(62.7)	$(65.8)
Plan assets, end of year	365.3	377.2	—	—

Excess (deficiency) of plan assets over accrued benefit obligations	$38.4	$51.6	$(62.7)	$(65.8)

        The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31 2015			December 31 2016
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(20.5)	$(62.7)	$(83.2)	$(20.2)	$(65.8)	$(86.0)
Non-current net pension assets (note 10)	58.2	—	58.2	71.8	—	71.8
Current pension assets(i)	0.7	—	0.7	—	—	—

	$38.4	$(62.7)	$(24.3)	$51.6	$(65.8)	$(14.2)

(i)
The excess of the proceeds from the sale of the plan assets, after the purchase of the annuities for a particular Canadian pension plan described in note 19(a), is permitted to be used to fund future defined contribution obligations in Canada. The excess available to fund future contributions as of December 31, 2015 was recorded in current pension assets on our consolidated balance sheet. During 2016, we applied this balance towards our defined contribution obligations for 2016. See paragraph (c) below for contributions made during the year.
F-41

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2014	2015	2016	2014	2015	2016
Current service cost	$2.8	$1.7	$1.7	$1.9	$2.0	$1.9
Net interest cost (income)	(1.0)	(1.6)	(1.6)	3.2	2.6	2.6
Past service cost and settlement/curtailment losses	6.4	1.0	—	—	0.1	—
Plan administrative expenses and other	0.8	1.1	1.1	—	—	—

	9.0	2.2	1.2	5.1	4.7	4.5
Defined contribution pension plan expense (note 19(c))	9.3	10.4	10.0	—	—	—

Total expense for the year	$18.3	$12.6	$11.2	$5.1	$4.7	$4.5

        We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales and SG&A expenses depending on the nature of the expenses. Our settlement loss in 2014 of $6.4 in pension plans arose as a result of annuity purchases for a particular Canadian pension plan during 2014. See paragraph (a) above.

        The following table outlines the actuarial gains and losses, net of tax, recognized in OCI and reclassified directly to deficit:

	Year ended December 31
	2014	2015	2016
Cumulative actuarial losses, beginning of year	$17.9	$6.0	$13.0
Actuarial losses (gains) recognized during the year(i)	(11.9)	7.0	(17.1)

Cumulative actuarial losses (gains), end of year(ii)	$6.0	$13.0	$(4.1)

(i)
Net of income tax expense of $1.4 for 2016 (2015 — nil income tax recovery; 2014 — $0.2 income tax recovery).

(ii)
Net of income tax recovery of $0.7 as at December 31, 2016 (December 31, 2015 — $2.1 income tax recovery; December 31, 2014 — $2.1 income tax recovery).
F-42

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following percentages and assumptions were used in measuring the plans for the years indicated:

	Pension Plans			Other Benefit Plans
	2014	2015	2016	2014	2015	2016
Weighted average discount rate at December 31(i) for:
Benefit obligations	3.7	3.8	2.6	3.9	4.1	3.9
Net pension cost	4.6	3.7	3.8	4.9	3.9	4.1
Weighted average rate of compensation increase for:
Benefit obligations	3.8	3.8	3.9	4.6	4.6	4.6
Net pension cost	3.7	3.8	3.8	4.6	4.6	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	6.2	6.2	5.9
Ultimate trend	—	—	—	4.5	4.5	4.5
Year the ultimate trend rate is expected to be achieved	—	—	—	2030	2030	2030

(i)
The weighted average discount rate is determined using publicly available rates for highly-rated bonds by currency in countries where there is a pension or non-pension benefit plan. A lower discount rate would increase the present value of the benefit obligation.

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

        A one percentage-point increase or decrease to one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans Year ended December 31, 2016		Other Benefit Plans Year ended December 31, 2016
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(54.1)	$71.2	$(8.1)	$10.1
Healthcare cost trend rate	—	—	$7.3	$(5.9)

        The sensitivity figures shown above were calculated by determining the change in the obligation as at December 31, 2016 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, primarily the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.

(c)   Plan contributions:

        In 2016, we made contributions to our pension plans of $19.4 (2015 — $25.3) of which $10.0 (2015 — $10.4) was for defined contribution plans and $9.4 (2015 — $14.9) was for defined benefit plans. In mid 2016, we provided a parental guarantee to the trustees of our U.K. pension plan, and since the plan is considered sufficiently funded, no further contributions to this plan were required. A portion of the contributions for our defined contribution plans in 2015 and 2016 was funded from the excess proceeds on the liquidation of one of our Canadian pension plans in 2014. See paragraph (a) above. We may, from time-to-time, make voluntary contributions to the pension plans. In 2016, we made aggregate contributions to the non-pension post-employment benefit plans of $2.2 (2015 — $2.3) to fund benefit payments.

        We currently estimate that our 2017 contributions will be $2.4 for defined benefit pension plans, $10.0 for defined contribution pension plans, and $3.4 for our non-pension post-employment benefit plans. Our actual contributions could differ materially from these estimates.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

20.   INCOME TAXES:

	Year ended December 31
	2014	2015	2016
Current income tax expense:
Current year	$25.3	$40.5	$48.3
Adjustments for prior years, including changes to net provisions related to tax uncertainties(i)	(15.6)	(1.8)	(34.1)

	9.7	38.7	14.2
Deferred income tax expense:
Origination and reversal of temporary differences(ii)(iii)	89.7	2.3	20.0
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years(ii)(iii)	(83.0)	1.2	(9.5)

	6.7	3.5	10.5

Income tax expense	$16.4	$42.2	$24.7

        A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense at the effective tax rate is as follows:

	Year ended December 31
	2014	2015	2016
Earnings before income taxes	$124.6	$109.1	$161.0
Income tax expense at Celestica's statutory income tax rate of 26.5% (2015 and 2014 — 26.5%)	$33.0	$28.9	$42.7
Impact on income taxes from:
Manufacturing and processing deduction	(0.6)	(0.6)	(0.1)
Foreign income taxed at different rates(ii)(iii)	75.6	(19.9)	(0.1)
Foreign exchange	(11.7)	3.4	4.8
Goodwill impairment	13.4	—	—
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties(i)	(10.5)	15.1	(25.3)
Change in unrecognized tax losses and deductible temporary differences(ii)(iii)	(82.8)	15.3	2.7

Income tax expense	$16.4	$42.2	$24.7

(i)
These line items for 2016 in the two tables above were favorably impacted by the reversal of provisions of $34 previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries.

(ii)
These line items for 2014 in the two tables above were impacted by an internal loan reorganization which we completed during 2014, whereby certain inter-company loans were forgiven. There was no net impact to our consolidated deferred tax provisions for 2014.

(iii)
These line items for 2016 in the two tables above were negatively impacted by a deferred tax expense of $8.0 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries.

        Our effective income tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

recognized because management believes it is not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.

        During 2016, we recorded a net income tax expense of $24.7 which was favorably impacted by the reversal of provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries. In connection therewith, we recorded aggregate income tax recoveries of $45 million Canadian dollars (approximately $34 at the exchange rates at the time of recording), as well as aggregate refund interest income of approximately $14.3 (see note 24 below for further details). Our net income tax expense for 2016 was negatively impacted by withholding taxes of $1.5 pertaining to the repatriation of $50.0 from a U.S. subsidiary and a deferred tax expense of $8.0 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries. Our income tax expense for 2016 was also negatively impacted by taxable foreign exchange impacts of $7.3 resulting from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Tax Expense). Of the $7.3 net Currency Tax Expense for 2016, $3.1 represented deferred tax costs primarily related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the current period-end exchange rates, while the remaining $4.2 primarily represented cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes. There was no tax impact associated with the $21.2 in non-cash impairment charges (through restructuring) we recorded in the fourth quarter of 2016. See note 16(a).

        During 2015, we recorded a net income tax expense of $42.2 which was negatively impacted by a $12.2 Currency Tax Expense. Of the $12.2 net Currency Tax Expense for 2015, $4.5 represented deferred tax costs primarily related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the current period-end exchange rates, while the remaining $7.7 primarily represented cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes. There was no net tax impact associated with the $12.2 non-cash impairment charge we recorded in the fourth quarter of 2015. See note 16(b).

        During 2014, we recorded an income tax benefit of $14.1 related to the recognition of previously unrecognized tax incentives in Malaysia (discussed below). There was no tax impact associated with the $40.8 goodwill impairment charge we recorded in the fourth quarter of 2014. See note 16(b).

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Changes in deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2015	$—	$9.2	$—	$76.7	$—	$25.3	$(73.9)	$37.3
Credited (charged) to net earnings	—	2.7	—	(21.5)	—	(3.4)	—	(22.2)
Charged directly to equity	—	—	—	—	—	(0.2)	—	(0.2)
Effects of foreign exchange	—	(1.1)	—	(7.4)	—	(0.9)	—	(9.4)
Other	—	—	—	—	—	—	34.6	34.6

Balance — December 31, 2015	—	10.8	—	47.8	—	20.8	(39.3)	40.1
Credited (charged) to net earnings	—	0.2	—	(4.5)	—	(8.8)	—	(13.1)
Credited (charged) directly to equity	—	—	—	(13.3)	—	0.6	—	(12.7)
Effects of foreign exchange	—	(0.6)	—	0.2	—	—	—	(0.4)
Other	—	—	—	—	—	—	22.5	22.5

Balance — December 31, 2016	$—	$10.4	$—	$30.2	$—	$12.6	$(16.8)	$36.4

Deferred tax liabilities:
Balance — January 1, 2015	$59.4	$—	$24.1	$—	$7.5	$—	$(73.9)	$17.1
Charged (credited) to net earnings	(21.4)	—	0.1	—	2.6	—	—	(18.7)
Credited directly to equity	—	—	(0.1)	—	—	—	—	(0.1)
Effects of foreign exchange	(7.4)	—	—	—	0.3	—	—	(7.1)
Other	—	—	—	—	—	—	34.6	34.6

Balance — December 31, 2015	30.6	—	24.1	—	10.4	—	(39.3)	25.8
Charged (credited) to net earnings	(4.3)	—	—	—	2.0	(0.3)	—	(2.6)
Charged (credited) directly to equity	—	—	(11.9)	—	—	0.3	—	(11.6)
Effects of foreign exchange	0.2	—	—	—	0.4	0.1	—	0.7
Other	—	—	—	—	—	—	22.5	22.5

Balance — December 31, 2016	$26.5	$—	$12.2	$—	$12.8	$0.1	$(16.8)	$34.8

(i)
This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.

        The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2016 is $1,863.8 (December 31, 2015 — $1,716.8). We have not recognized deferred tax assets in respect of these items because, based on management's estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of these tax losses expires between 2017 and 2036 and a portion can be carried forward indefinitely to offset taxable profits. The deductible temporary differences do not expire under current tax legislation.

        The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is nil (December 31, 2015 — $0.8).

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

        Our tax incentives currently consist of tax holidays for the profits of our Thailand and Laos subsidiaries, as well as tax incentives for dividend withholding taxes for these subsidiaries. These tax incentives are subject to certain conditions with which we intend to comply, and expire between 2019 and 2028. We were granted tax incentives for our Malaysian subsidiaries from 2010 to 2014, however, we did not benefit from any Malaysian tax incentives for 2015 and 2016 (see discussion below). The aggregate tax benefit arising from all of our tax incentives was approximately $7.3 or $0.05 per diluted share for 2016, $11.6 or $0.07 per diluted share for 2015, and $45.6 or $0.25 per diluted share for 2014.

        Our Malaysian income tax incentives expired as of the end of 2014. While negotiations for Malaysian incentives are ongoing, we currently expect to be granted new pioneer incentives for only limited portions of our Malaysian business. As a result, we recorded Malaysian income taxes at full statutory tax rates in 2015 and 2016. As we continue to negotiate tax incentives with Malaysian authorities, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted. We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption and after eight years transition to a 50% income tax exemption for the next five years. Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. During the third quarter of 2015, one of our Thailand income tax incentives transitioned to the 50% income tax exemption phase. Two of our four remaining Thailand tax incentives expire between 2019 and 2020, while the other two incentives will transition to the 50% exemption in 2022 and 2023, and expire in 2027 and 2028.

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

        See note 24 regarding income tax settlements and contingencies.

21.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

        Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. The carrying value of the outstanding cash advances receivable from the Solar Supplier approximates their fair value due to their relatively short term to maturity. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. There have been no significant changes to the source of our inputs since December 31, 2015.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        Cash and cash equivalents are comprised of the following:

	December 31
	2015	2016
Cash	$476.1	$463.4
Cash equivalents	69.2	93.8

	$545.3	$557.2

        Our current portfolio of cash equivalents consist of bank deposits. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2016 a Standard and Poor's short-term rating of A-1 or above.

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

(a)   Currency risk:

        Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

        Our major currency exposures at December 31, 2016 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

from the table below. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2016.

	Canadian dollar	Chinese renminbi	Thai baht
Cash and cash equivalents	$28.7	$12.4	$1.4
Accounts receivable and other financial assets	9.6	18.2	1.5
Accounts payable and certain accrued and other liabilities and provisions	(49.0)	(43.9)	(15.3)

Net financial liabilities	$(10.7)	$(13.3)	$(12.4)

Foreign currency risk sensitivity analysis:

        The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2016. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Chinese renminbi	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.1	$(0.3)	$0.1
Other comprehensive income	1.1	0.6	0.7
1% Weakening
Net earnings	(1.1)	0.3	(0.1)
Other comprehensive income	(1.0)	(0.6)	(0.7)

(b)   Interest rate risk:

        Borrowings under our credit facility bear interest at specified rates, plus specified margins. See note 12. Our borrowings under this facility, which at December 31, 2016 totaled $227.5 (December 31, 2015 — $262.5), expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $227.5 at December 31, 2016, by $2.3 annually.

(c)   Credit risk:

        Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe the credit risk of counterparty non-performance is relatively low, however, if a key supplier (or any company within our supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a financial loss to us. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had a Standard and Poor's rating of A-2 or above at December 31, 2016. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we have our accounts receivable sales program and the supplier financing program had a Standard and Poor's short-term rating of A-2 or above

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

and a long-term rating of BBB+ or above at December 31, 2016. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan for certain Canadian employees in 2014 (discussed in note 19) had an A.M. Best or Standard and Poor's long-term rating of A or above at December 31, 2016.

        We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our accounts receivable, inventory on hand, and non-cancelable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers. If this becomes our practice, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our estimates of reserves for potential credit losses. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. At December 31, 2016, less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $3.1 at December 31, 2016 (December 31, 2015 — $3.1).

(d)   Liquidity risk:

        Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program and a customer's supplier financing program. Since our $250.0 accounts receivable sales program and the customer's supplier financing program are each on an uncommitted basis, there can be no assurance that any participant bank will purchase all the accounts receivable that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under the Revolving Facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

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

	December 31, 2015			December 31, 2016
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Cash equivalents (money market funds)	$36.3	$—	$36.3	$—	$—	$—
Derivatives — foreign currency forward contracts	—	2.8	2.8	—	5.9	5.9

	$36.3	$2.8	$39.1	$—	$5.9	$5.9

Liabilities:
Derivatives — foreign currency forward contracts	$—	$(26.8)	$(26.8)	$—	$(15.5)	$(15.5)

        See note 19 for the input levels used to measure the fair value of our pension assets.

        Money market funds are valued using a market approach based on the quoted market prices of identical instruments. Foreign currency forward contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of our financial instruments using level 3 (unobservable) inputs. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2016 or 2015.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

Derivatives and hedging activities:

        We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow and balance sheet exposures. At December 31, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$232.5	$0.75	12	$(3.1)
Thai baht	95.6	0.03	12	(1.9)
Malaysian ringgit	46.8	0.24	11	(2.9)
Mexican peso	23.7	0.05	12	(1.3)
British pound	119.4	1.26	4	2.7
Chinese renminbi	77.8	0.15	12	(1.9)
Euro	52.7	1.09	12	0.9
Romanian leu	18.5	0.25	12	(1.1)
Singapore dollar	24.3	0.72	12	(1.0)
Other	5.1			—

Total	$696.4			$(9.6)

        At December 31, 2016, the fair value of these outstanding contracts was a net unrealized loss of $9.6 (December 31, 2015 — net unrealized loss of $24.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income (loss) until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2016 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2016, we recorded $5.9 of derivative assets in other current assets and $15.5 of derivative liabilities in accrued and other current liabilities (December 31, 2015 — $2.8 of derivative assets in other current assets and $26.8 of derivative liabilities in accrued and other current and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

        We have not designated certain forward contracts to trade U.S. dollars as hedges, most significantly certain Canadian dollar and British pound sterling contracts, and have marked these contracts to market each period in our consolidated statement of operations.

22.   CAPITAL DISCLOSURES:

        Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments we determine are required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program, a customer's supplier financing program and capital stock.

        We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. In 2015, we amended our $300.0 revolving credit facility (which was scheduled to mature in October 2018) to add the Term Loan to fund a portion of our share repurchases under the SIB, and to extend the maturity of the entire facility to May 2020. The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. See

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

note 12. At December 31, 2016, we had $15.0 outstanding under the Revolving Facility and $25.8 outstanding in letters of credit under the Revolving Facility. As a result, we had $259.2 available as of December 31, 2016 under the Revolving Facility for future borrowings. We also have access to $70.0 in intraday and overnight bank overdraft facilities, and we may sell up to $250.0 in accounts receivable on an uncommitted basis under an accounts receivable sales program, or utilize a customer's supplier financing program if available, to provide short-term liquidity. See note 5. At December 31, 2016, we sold $50.0 of our accounts receivable under our accounts receivable sales program and $51.4 under a customer's supplier financing program. We are required to comply with certain restrictive covenants in respect of our credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants relating to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowing under this facility. We closely monitor our business performance to evaluate compliance with our restrictive and financial covenants. We were in compliance with all restrictive and financial covenants under our credit facility as of December 31, 2016. We continue to monitor and review the most cost-effective methods of raising capital, taking into account these restrictions and covenants. The term of our $250.0 accounts receivable sales program has been annually extended by amendment for additional one-year periods (and is currently extendable to November 2018 under specified circumstances), but may be terminated earlier as provided in the agreement governing the program. See note 5. In addition, since our $250.0 accounts receivable sales program and the customer's supplier financing program, are on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we intend to sell thereunder. The timing and amounts we may borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

        We commenced an NCIB in each of 2014 and 2016, pursuant to which we repurchased and canceled 8.5 million, 6.1 million, and 3.2 million subordinate voting shares in 2014, 2015 and 2016, respectively. In 2015, we also completed the SIB pursuant to which we repurchased and canceled 26.3 million subordinate voting shares. See note 13. In addition, we have purchased subordinate voting shares from time-to-time in the open market through a trustee for delivery under our stock-based compensation plans. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.

        Our strategy on capital risk management has not changed significantly since the end of 2015. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

23.   WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2014	2015	2016
Weighted average number of shares (basic)	178.4	155.8	141.8
Dilutive effect of outstanding awards under stock-based compensation plans	2.0	2.1	2.1

Weighted average number of shares (diluted)	180.4	157.9	143.9

        For the year ended December 31, 2016, we excluded 0.3 million of stock-based awards (year ended December 31, 2015 — 0.1 million; year ended December 31, 2014 — 0.3 million) from the diluted weighted average per share calculation as they were out-of-the-money.

        References to shares in this note 23 are to our subordinate voting shares and our multiple voting shares taken collectively.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

24.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

        At December 31, 2016, we have future minimum lease payments as follows:

	Operating Leases	Finance Leases
2017	$25.5	$17.2
2018	18.8	1.0
2019	12.0	0.9
2020	5.8	0.5
2021	2.0	—
Thereafter	6.3	—

Total future minimum lease payments	$70.4	19.6

Less: amount representing interest		(1.2)

Present value of future minimum finance lease payments (note 12)		18.4
Less: current portion of finance lease obligations		16.0

Long-term portion of finance lease obligations		$2.4

        Our operating lease commitments primarily relate to premises, and our finance lease commitments relate to equipment, primarily for our solar panel manufacturing operations in Asia (see notes 4 and 12). As at December 31, 2016, we had committed $35.4 for capital expenditures, principally for machinery and equipment to support new customer programs.

        We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we have provided to various third parties. The foregoing, which are all guarantees, cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2016, these guarantees amounted to $37.8 (December 31, 2015 — $35.7), including $25.8 (December 31, 2015 — $27.2) of letters of credit outstanding under the Revolving Facility.

        We are also required to make contributions under our pension and non-pension post-employment benefit plans (see note 19), and quarterly mandatory principal repayments under the Term Loan (see note 12). See note 21 for our obligations under the foreign exchange contracts we held at December 31, 2016.

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

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were finally dismissed on January 16, 2017 with no payments by the defendants.

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

        As previously disclosed, Canadian tax authorities had taken the position that the income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions (Transfer Pricing Matters). In connection therewith, such authorities reassessed tax amounts owed by us, and also imposed limitations on benefits associated with favorable adjustments (Benefits Limitation). We had appealed this decision and sought resolution of the Transfer Pricing Matters from the relevant Competent Authorities under applicable treaty principles. In the third quarter of 2016, the Canadian and U.S. tax authorities informed us that a mutual conclusion had been reached with respect to the Transfer Pricing Matters, and the Canadian tax authorities withdrew their position, reversing the adjustments for the years 2001 through 2004. The Canadian tax authorities also reversed the adverse adjustments related to the Benefits Limitation. In connection therewith, in the second half of 2016, we recorded aggregate current income tax recoveries of $45 million Canadian dollars (approximately $34 at the exchange rates at the time of recording) to reverse previously recorded provisions for tax uncertainties related to transfer pricing, as well as aggregate refund interest income of $19 million Canadian dollars (approximately $14 at the exchange rates at the time of recording) for cash held on account with the tax authorities in connection with the Benefits Limitation and Transfer Pricing Matters.

        Canadian tax authorities had also taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses (Canadian Interest Matter), a position which we had previously appealed. In the fourth quarter of 2016, the Canadian tax authorities issued revised reassessments, which primarily had the effect of reducing unrecognized gross deferred tax assets and virtually eliminating the net income tax expense. As the net impact of the revised reassessments was nominal, we accepted them and the matter was closed in the fourth quarter of 2016.

        As a result of the resolution of the Transfer Pricing Matters, Benefits Limitation and the Canadian Interest Matter, we received $70 million Canadian dollars (approximately $52 at year-end exchange rates) during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and related refund interest income. We also received $6 million Canadian dollars (approximately $4 at year-end exchange rates) in January 2017. The aggregate amount of cash refunds received represents the return of all deposits and refund interest in respect of the Canadian tax matters.

        In 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. Dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 and the relevant tax costs related to the foreign exchange gains were accrued as at December 31, 2015.

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The successful pursuit of the assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

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

        The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers' products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Year ended December 31
	2014	2015	2016
Communications	40%	40%	42%
Consumer	5%	3%	2%
Diversified	28%	29%	30%
Servers	9%	10%	8%
Storage	18%	18%	18%

        The following table details our external revenue allocated by manufacturing location among countries that generated in excess of 10% of total revenue for the years indicated:

	Year ended December 31
	2014	2015	2016
Thailand	33%	33%	36%
China	23%	23%	21%
Malaysia	14%	14%	13%
F-56

CELESTICA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in millions of U.S. dollars, except percentages and per share amounts)

        The following table details our allocation of property, plant and equipment, intangible assets and goodwill among countries that exceeded 10% of total property, plant and equipment, intangible assets and goodwill for the years indicated:

	December 31
	2015	2016
China	23%	23%
Thailand	23%	17%
Malaysia	17%	17%
United States	14%	13%
Canada	*	*

*
Less than 10% as of December 31, 2015 and 2016.

Customers:

        We had two customers that individually represented more than 10% of total revenue in 2016. In aggregate, those customers comprised 30% of total revenue. Cisco Systems accounted for 19% of total revenue in 2016 (2015 — 16%) and Juniper Networks accounted for 11% of total revenue in 2016 (2015 — 12%). At December 31, 2016, we had three customers that individually represented more than 10% of total accounts receivable.

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
  Item 3. Key Information
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
CELESTICA INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016
  Item 6. Directors, Senior Management and Employees
Table 4: Changes in Directors' Equity Interest(1)
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