Form 20-F
period 2017-12-31
CELESTICA INC
filed 2018-03-12
CIK 1030894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________
FORM 20-F
☐  Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017
or
☐  Transition report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the transition period from                           to
or
☐  Shell company report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of event requiring this shell company report:
Commission file number: 1-14832
___________________________________________________________________
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
___________________________________________________________________
SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class:	Name of each exchange on which registered:
Subordinate Voting Shares	The Toronto Stock Exchange New York Stock Exchange
___________________________________________________________________
SECURITIES REGISTERED OR TO BE REGISTERED
PURSUANT TO SECTION 12(g) OF THE ACT:
N/A
__________________________________________________________________
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
N/A
___________________________________________________________________
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

123,208,647 Subordinate Voting Shares	0 Preference Shares
18,600,193 Multiple Voting Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer, "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.
 Large accelerated filer ☒                                     Accelerated filer ☐                                     Non-accelerated filer ☐      Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

ii

Part I.
        In this Annual Report on Form 20-F for the year ended December 31, 2017 (referred to herein as "this Annual Report"), "Celestica," the "Corporation," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.
        In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise. All references to "U.S.$" or "$" are to United States dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2017. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$1.2984.
        Unless we indicate otherwise, all information in this Annual Report is stated as of February 14, 2018.
Forward-Looking Statements
Item 3, "Key Information — Risk Factors," Item 4, "Information on the Company," Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), including, without limitation, statements related to: our future growth, including in our Advanced Technology Solutions (ATS) businesses; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results (including our anticipated non-IFRS operating margin performance during the second half of 2018); our anticipated acquisition of Atrenne Integrated Solutions, Inc. (Atrenne), the expected timing, cost, terms and funding thereof, and the expected impact of such acquisition, if consummated, on our position in the aerospace and defense and industrial markets; our goals with respect to broadening our portfolio of ATS products and services and growing our ATS business (including aerospace and defense); our diversification plans (and potential hindrances thereto); the impact of acquisitions and program wins or losses on our liquidity, financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures, and other anticipated working capital requirements, including the anticipated amounts, timing and funding thereof; the anticipated repatriation of undistributed earnings from foreign subsidiaries; the impact of tax and litigation outcomes; our cash flows, financial targets and current priorities; intended investments in our business; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the pace of technological changes, customer outsourcing and program transfers, and the global economic environment on customer demand; the impact of increased competition, pricing and margin pressures, demand volatility, and materials constraints on our financial results, and the expected continuation of such adverse market conditions in our Enterprise and Communications end markets; raw materials prices; our intention to settle outstanding equity awards with subordinate voting shares; the number of subordinate voting shares we may repurchase under our normal course issuer bid (NCIB); the expected timing of the collection of outstanding solar accounts receivable and the possibility of future write-downs on unrecovered amounts from such solar accounts receivable and other solar assets; the expected timing of the sale of our solar panel manufacturing equipment; the impact of outstanding indebtedness under our credit facility on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our new corporate headquarters (collectively, the Toronto Real Property Transactions); the cost, timing and execution of relocating our existing Toronto manufacturing operations and the anticipated temporary relocation of our corporate headquarters while space in a new office building is under construction; the potential impact of Britain's intention to leave the European Union (Brexit) and/or policies or legislation proposed or instituted by the current administration in the U.S. on the economy, financial markets, currency exchange rates and our business; the anticipated impact of the U.S. Tax Reform (as defined herein) on our operations and our global tax rate; our expectations with respect to future pioneer incentives for limited portions of our Malaysian business; the impact of new wins, recent program transfers, and acquisitions; the anticipated impact of new accounting standards on our consolidated financial statements and the timing of related transition activities; the impact of longer-term contacts; our expectations with respect to increasing fulfillment services offered to customers; our intentions with respect to our U.K Supplementary pension plan; and the potential use of cash, securities issuances and/or increased third-party indebtedness to fund our operations or acquisitions, and the potential adverse impacts of such uses on our liquidity, subordinate voting share price, debt leverage, agency ratings, business and/or operations. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "continues," "project," "potential," "possible," "contemplate," "seek," or similar expressions, or may employ such future or conditional verbs as "may," "might," "will," "could," "should" or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, as is described in more detail in Item 3(D), "Key Information — Risk Factors" and elsewhere in this Annual Report, risks related to:

•	our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture;

•	customer and end market concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs or customer disengagements;

•	changes in our mix of customers and/or the types of products or services we provide;

•	higher concentration of fulfillment services and/or other lower margin programs impacting gross profit;

•	price, margin pressures, and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry;

•	price and other competitive factors affecting our Communications and Enterprise end markets;

•	responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers' business and outsourcing strategies, including the insourcing of programs;

•	customer, competitor and/or supplier consolidation;

•	integrating any acquisitions or strategic transactions (including "operate-in-place" arrangements);

•
our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities, and potential negative impacts on our liquidity, financial condition and/or results of operations resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions or to otherwise fund our operations;

•	delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components;

•	our restructuring actions, including achieving the anticipated benefits therefrom, and the potential negative impact of transitions resulting from our restructuring actions on our operations;

•	the incurrence of future impairment charges or other write-downs of assets;

•	managing our operations, growth initiatives and our working capital performance during uncertain market and economic conditions;

•
disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control (including as a result of Brexit and/or policies or legislation proposed or instituted by the current U.S. administration, including the impact of the U.S. Tax Reform on our operations, or those of our customers, component suppliers and/or logistics partners);

•	retaining or expanding our business due to execution issues relating to the ramping of new and existing programs or new offerings;

•	the expansion or consolidation of our operations;

•	recruiting or retaining skilled talent;

•	changes to our operating model;

•	changing commodity, material and component costs as well as labor costs and conditions;

•	defects or deficiencies in our products, services or designs;

•	non-performance by counterparties, including our former solar supplier, from whom we have accounts receivable outstanding;

•	our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or policies or legislation proposed or instituted by the current U.S. administration;

•	managing our global operations and supply chain;

•
the failure to obtain (or a delay in obtaining) the necessary regulatory approvals or the failure to satisfy the other closing conditions required for our purchase of Atrenne, a material adverse change at Atrenne, the failure to consummate our purchase of Atrenne in a timely manner or at all, our failure to obtain adequate funding for the acquisition on acceptable terms, the purchase price varying from the expected amount, and if the acquisition is consummated, a failure to achieve the anticipated benefits therefrom, to successfully integrate the acquisition, to further develop our capabilities in the aerospace and defense market or otherwise expand our portfolio of solutions, and/or to achieve the other expected benefits from the acquisition;

•	our dependence on industries affected by rapid technological change;

•	any failure to adequately protect our intellectual property or the intellectual property of others;

•	increasing income and other taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits;

•	the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all;

•	the costs, timing and/or execution of relocating our existing Toronto manufacturing operations and/or corporate headquarters proving to be other than anticipated;

•	computer viruses, malware, hacking attempts or outages that may disrupt our operations;

•	the variability of revenue and operating results;

•	compliance with applicable laws, regulations, government grants and social responsibility initiatives; and

•	current or future litigation, governmental actions, and/or changes in legislation.
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
Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to:

•	production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services;

•	the timing and execution of, and investments associated with, ramping new business, including new business associated with acquisitions;

•	the successful pursuit, completion and integration of acquisitions;

•	the success in the marketplace of our customers' products;

•	the pace of change in our traditional end markets and our ability to retain programs and customers;

•	the stability of general economic and market conditions, currency exchange rates and interest rates;

•	our pricing, the competitive environment and contract terms and conditions;

•	supplier performance, pricing and terms;

•	compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants;

•	the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation;

•	operational and financial matters, including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements;

•	technological developments;

•	that the impact of the U.S. Tax Reform on our operations will be as we currently anticipate;

•	our ability to recover accounts receivable outstanding from a former solar supplier;

•	the timing, execution and effect of restructuring actions;

•	our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities;

•	our ability to diversify our customer base and develop new capabilities;

•	the availability of cash resources for repurchases of outstanding subordinate voting shares under our current NCIB; and compliance with applicable laws and regulations pertaining to NCIBs; and

•
applicable regulatory approvals will be obtained and the other closing conditions to our purchase of Atrenne will be satisfied in a timely manner, that our purchase of Atrenne will be consummated in a timely manner and on anticipated terms, that internal cash flow and our ability to incur further indebtedness under our revolving credit facility will be as expected in order to finance the Atrenne acquisition as anticipated, and that, once acquired, we are able to successfully integrate Atrenne, further develop our capabilities in the aerospace and defense market, expand our portfolio of solutions, and achieve the other expected benefits from the acquisition.

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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
A.    Selected Financial Data
You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects," the Consolidated Financial Statements in Item 18, and the other information in this Annual Report. The selected financial data presented below is derived from our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). See Item 18. No dividends have been declared by the Corporation.

	Year ended December 31
	2013	2014	2015	2016	2017
	(in millions, except per share amounts)
Consolidated Statements of Operations Data(1):
Revenue	$5,796.1	$5,631.3	$5,639.2	$6,016.5	$6,110.5
Cost of sales(1)	5,406.6	5,225.9	5,248.1	5,588.9	5,692.7
Gross profit(1)	389.5	405.4	391.1	427.6	417.8
Selling, general and administrative expenses (SG&A), including research and development(2)	239.7	230.0	230.7	236.0	229.4
Amortization of intangible assets	12.2	10.6	9.2	9.4	8.9
Other charges(3)	4.0	37.1	35.8	25.5	37.0
Earnings from operations(1)	133.6	127.7	115.4	156.7	142.5
Refund interest income(4)	—	—	—	(14.3)	—
Finance costs(5)	2.9	3.1	6.3	10.0	10.1
Earnings before income taxes(1)	130.7	124.6	109.1	161.0	132.4
Income tax expense	12.7	16.4	42.2	24.7	27.4
Net earnings(1)	$118.0	$108.2	$66.9	$136.3	$105.0

Other Financial Data:
Basic earnings per share	$0.64	$0.61	$0.43	$0.96	$0.73
Diluted earnings per share	$0.64	$0.60	$0.42	$0.95	$0.72
Property, plant and equipment and computer software cash expenditures	$52.8	$61.3	$62.8	$64.1	$102.6
Shares used in computing per share amounts (in millions):
Basic	183.4	178.4	155.8	141.8	143.1
Diluted	185.4	180.4	157.9	143.9	145.2

	As of December 31
	2013	2014	2015	2016	2017
	(in millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$544.3	$565.0	$545.3	$557.2	$515.2
Working capital(6)	1,011.3	1,049.9	990.6	1,100.8	1,188.7
Property, plant and equipment	313.6	312.4	314.6	302.7	323.9
Total assets	2,638.9	2,583.6	2,612.0	2,822.3	2,944.7
Borrowings under credit facility(7)	—	—	262.5	227.5	187.5
Capital stock	2,712.0	2,609.5	2,093.9	2,048.2	2,048.3
Total equity(1)	1,402.0	1,394.9	1,091.0	1,238.8	1,350.7
____________________________________

(1)	Changes in accounting policies:
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

(2)	SG&A expenses include research and development costs of $26.2 million in 2017, $24.9 million in 2016, $23.2 million in 2015, $19.7 million in 2014, and $17.4 million in 2013.

(3)
Other charges in 2013 totaled $4.0 million, comprised primarily of: (a) $28.0 million in restructuring charges, offset in part by (b) a $24.0 million recovery of damages from the settlement of class action lawsuits in which we were a plaintiff.

Other charges in 2014 totaled $37.1 million, comprised primarily of: (a) a non-cash impairment of $40.8 million against the goodwill of our semiconductor business resulting from our annual impairment assessment; and (b) a non-cash settlement loss of $6.4 million relating to the purchase of annuities for the defined benefit component of a certain pension plan, offset in part by: (i) an $8.0 million recovery of damages resulting from the settlement of class action lawsuits in which we were a plaintiff; and (ii) a $2.1 million net reversal of restructuring charges.
Other charges in 2015 totaled $35.8 million, comprised primarily of: (a) $23.9 million in restructuring charges, and (b) an aggregate non-cash impairment of $12.2 million against the property, plant and equipment of our CGUs (defined herein) in Japan and Spain (recorded in the fourth quarter of 2015). See note 16 to the Consolidated Financial Statements in Item 18.
Other charges in 2016 totaled $25.5 million, comprised of: (a) $31.9 million in restructuring charges, offset in part by (b) $6.4 million, consisting primarily of net legal recoveries. See note 16 to the Consolidated Financial Statements in Item 18.
Other charges in 2017 totaled $37.0 million, comprised of: (a) $28.9 million in restructuring charges, (b) a $1.9 million non-cash loss incurred on the purchase of pension annuities, (c) $1.6 million in transition costs relating to the relocation of our Toronto manufacturing operations, and (d) $4.6 million, primarily for acquisition-related costs and activities. See note 16 to the Consolidated Financial Statements in Item 18.

(4)
Refund interest income represents the refund of interest on cash then-held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in the second half of 2016. See notes 17, 20 and 24 to the Consolidated Financial Statements in Item 18.

(5)
Finance costs are comprised primarily of interest expenses and fees related to our credit facility (including our Term Loan commencing in 2015), our accounts receivable sales program, and a customer supplier financing program. See notes 5, 12 and 17 to the Consolidated Financial Statements in Item 18.

(6)	Calculated as current assets less current liabilities.

(7)	Borrowings under our credit facility do not include our finance lease obligations.

Exchange Rate Information
The rate of exchange as of February 14, 2018 for the conversion of one Canadian dollar into United States dollars was U.S.$0.7959 and for the conversion of one United States dollar into Canadian dollars was C$1.2564. The following table sets forth the exchange rates for the conversion of U.S.$1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in

Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the U.S. Federal Reserve's website (http://www.federalreserve.gov).

	2013	2014	2015	2016	2017
Average .....................................................................................	1.0300	1.1043	1.2791	1.3243	1.2984

	February 2018 (through February 14)	January 2018	December 2017	November 2017	October 2017	September 2017
High ....................................................................	1.2612	1.2534	1.2900	1.2890	1.2894	1.2509
Low ....................................................................	1.2280	1.2293	1.2517	1.2693	1.2470	1.2131
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
We are dependent on our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture.
Our operating results are highly dependent upon our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture. Factors affecting our customers include: rapid changes in technology, evolving industry standards, and requirements for continuous improvement in products and services that result in short product life cycles; demand for our customers' products may be seasonal; our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance; our customers' products may have supply chain issues; our customers may experience dramatic shifts in demand which may cause them to lose market share or exit businesses; and there may be recessionary periods in our customers' markets. In addition, certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results. If technologies or standards supported by our customers' products and services or their business models become obsolete, fail to gain widespread acceptance or are canceled, our business would be adversely affected.
Demand patterns are volatile across our end markets, particularly in the Enterprise and Communications end markets. Rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models (including Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS)), shifting demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, increased competition, the oversupply of products, pricing pressures, and the volatility of the economy, all contribute to the complexity of managing our operations and fluctuations in our financial results.
See "Our customers may be negatively affected by rapid technological changes, shifts in business strategy and/or the emergence of new business models, and new entrants/competition with disruptive products and/or services" below.
We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on our financial condition and operating results.
Our customers include original equipment manufacturers (OEMs) and service providers. We depend upon a small number of customers for a significant portion of our revenue. During 2017, two customers (2016 — two customers; 2015 — three customers)

individually represented more than 10% of our total revenue, and our top 10 customers represented 71% (2016 — 68%; 2015 — 67%) of our total revenue. We also remain dependent upon revenue from our traditional end markets (Communications and Enterprise), which represented 68% of our consolidated revenue in each of 2017, 2016 and 2015. We continue to focus on expanding beyond these traditional end markets by growing our ATS end market and enhancing and adding new technologies and capabilities to our offerings.
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
To reduce our reliance on any one customer or end market (including the concentration of our revenues in the Communications and Enterprise end markets), we continue to target new customers and services, including a continued focus on the expansion of our ATS end market (which in 2017 consisted of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer businesses), including through acquisitions. However, revenue from our ATS end market (as a percentage of total revenue) has remained flat in recent years, as our operating results in this end market have been negatively impacted by the costs associated with ramping new business, and most recently, our exit from the solar panel manufacturing business. See "We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results" below.
Notwithstanding our expansion efforts, we remain dependent on our Communications and Enterprise end markets for a large portion of our revenue, which are subject to the various factors described above and continue to experience slower growth rates and increased pricing pressures. As a result, we also remain focused on expanding revenue in our higher value-added services and solutions, such as design and development, engineering, supply chain management and after-market services. Failure to secure business from existing or new customers in our traditional or other end markets would adversely impact our operating results.
There can be no assurance that our efforts to secure new customers and programs in our traditional or new markets, including through acquisitions, will succeed in reducing our customer concentration. Acquisitions are also subject to integration risk, and revenues and margins could be lower than we anticipate.
Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period.
  A change in the mix of customers and/or the types of products or services we provide could have a material adverse effect on our financial condition and operating results.
The mix of our customers and the type of products or services we provide to these customers may have an impact on our financial condition and operating results from period-to-period. For example, in 2017, a higher concentration of fulfillment services (that contributed significantly lower gross profit than our historical full-service traditional EMS programs), as well as increased pricing pressures (mostly significantly in our Communications and Enterprise end markets), adversely impacted our margins and operating results for the year. As a result of the high concentration of our business in the Communications and Enterprise end markets (68% of total revenue in 2017), we expect this demand shift, as well as competitive pressures and aggressive pricing, to continue to negatively impact these businesses in future periods to the extent we cannot offset such impacts with increases in higher-margin services, cost reductions or otherwise. In addition, certain of our customer agreements require us to provide specific price reductions over the contract term, which may also negatively impact our financial condition and operating results if they cannot be offset.
  We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.
We operate in a highly competitive industry. Our competitors include Benchmark Electronics, Inc., Flex Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Plexus Corp., and Sanmina Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus, and original design manufacturers (ODMs). In recent years, we have expanded our joint design and manufacturing (JDM) offering, which encompasses advanced technology design solutions that customers can tailor to their specific platform applications. We may face increased competition from ODMs, who also specialize in providing internally designed products and manufacturing services, as well as component and sub-system suppliers, distributors and/or systems integrators. As part of our JDM offering, we also provide complete hardware platform solutions, which may compete with those of our customers. Offering products or services to customers that compete with the offerings of other customers may negatively impact our relationship with, or result in a loss of business from, such other customers. We face indirect competition from the manufacturing operations of our current and prospective customers, as these companies may choose to manufacture products internally rather than outsource to EMS providers, or they may choose to insource previously outsourced business, particularly where internal excess capacity exists. In addition to the foregoing, we may face competition from distribution and logistics providers expanding their services across the supply chain.
The competitive environment in our industry is very intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and provide a broader range of services than we offer. While we have increased our capacity in lower-cost regions to reduce our costs, these regions may not provide the same operational benefits that they have in the past due to rising costs and a continued aggressive pricing environment. Additionally, our current or potential competitors may: increase or shift their presence in new lower-cost regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; develop or acquire services comparable or superior to those we develop; combine or merge to form larger competitors; or adapt more quickly than we do to new technologies, evolving industry trends and changing customer requirements. In addition, our competitors may be more effective than we are in investing in IT solutions to differentiate their offerings to capture a larger share of the market. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble, such as metal or plastic parts and enclosures, backplanes, circuit boards, cabling and related products. Although we have also expanded our capabilities, including through our Karel acquisition and recent "operate-in-place" arrangements, our competitors' expansion efforts may be more successful than ours. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses or customer disengagements). We may not be able to compete successfully against our current and future competitors. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent developments — End Markets."
Our customers may be negatively affected by rapid technological changes, shifts in business strategy and/or the emergence of new business models, and new entrants/competition with disruptive products and/or services.
Many of our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards, continuous improvements in products and services, commoditization of certain products, changes in preferences by end customers or other changes in demand, and the emergence of new entrants or competitors with disruptive products, services, or new business models that deemphasize the traditional OEM distribution channels. These conditions frequently result in shorter product lifecycles and may lead to shifts in our customers' business strategies. Our success will depend on the success achieved by our customers in developing, marketing and selling their products. If technologies or standards supported by our customers' products and services or their business models become obsolete, fail to gain widespread acceptance or are cancelled, our business could be adversely affected.
For example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies has had an adverse impact on our customers, and consequently, our business. Other examples include the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the prevalence of solid state or flash memory technology as a replacement for hard disk drives, as well as the proliferation of software-defined technologies enabling the disaggregation of software and hardware, any or all of which could adversely impact our business. The highly competitive nature of our customers' products and services could also drive further consolidation among OEMs, and result in product line consolidation that could adversely impact our customer relationships and our revenue. Including as a result of the foregoing, certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing and margin pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results.
Consolidation within the EMS industry, or among our customers or suppliers, may adversely affect our business relationships or the volume of business we conduct with our customers.
Our customers, competitors and/or suppliers may be subject to consolidation. Increasing consolidation in industries that utilize our services may occur as companies combine to achieve economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate product lines. Excess manufacturing capacity may increase pricing and competitive pressures in our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could increase pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services, has its own production services, or relies on another provider of similar services, we may lose that customer's business. Such consolidation may reduce the number of customers from which we generate a significant percentage of our revenue, and further expose us to increased risks relating to our dependence on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business. Consolidation among our competitors may create a competitive advantage over us, which may also result in a loss of business and revenue if customers shift their production. Such consolidation may also result in pricing pressures, which could negatively impact our profit margins. Changes in OEM strategies, including the divestiture or exit from certain of their businesses, may also result in a loss of business for us.
We may encounter integration and other significant challenges with respect to our acquisitions and strategic transactions which could adversely affect our operating results.
We intend to expand our presence in new end markets and expand our capabilities in existing markets and technologies, some of which may occur through acquisitions (including through our anticipated acquisition of Atrenne). These transactions may involve acquisitions of entire companies or acquisitions of selected assets. We have also completed numerous strategic transactions, including multi-year "operate-in-place" arrangements, where we manage certain production, assembly or other services for customers directly from their locations, acquire their inventory, equipment and/or other assets, hire their employees, and lease or acquire their manufacturing sites. Potential challenges related to these acquisitions and transactions (including our acquisition of Atrenne, if consummated) include: integrating acquired operations, systems and businesses; meeting customers' expectations as to volume, product quality and timeliness; supporting legacy contractual obligations; retaining customer, supplier, employee or other business relationships of acquired operations; addressing unforeseen liabilities of acquired businesses; limited experience with new technologies and markets; failure to realize anticipated benefits, such as cost savings and revenue enhancements; failure to achieve anticipated business volumes or operating margins; valuation methodologies not accurately capturing the value of the acquired business; the effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired businesses; incurring potentially substantial transaction costs associated with these transactions; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; overpayment for an acquisition; and potential impairments resulting from post-acquisition deterioration in, or reduced benefit from, an acquired business. While we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds, and the indemnitors may not have the ability to financially support the indemnity. Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Any delay or failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and may require us to write-down the carrying value of any related goodwill and intangible assets in periods subsequent to the acquisitions.
In addition, there is no assurance that we will find suitable acquisition targets, that we will be able to consummate any such transactions on terms and conditions acceptable to us, or that we will be able to fund any such acquisitions with existing cash resources or through debt instruments provided by external lenders. We may require additional capital to grow our business through acquisitions. We may be unable to obtain additional capital if and when required on terms acceptable to us or at all. We may pursue sources of additional capital through various financing transactions or arrangements, including debt financing, equity financing or other means. We may not be successful in consummating suitable financing transactions in the time period required or at all, and we may not be able to obtain the capital we require by other means. If the amount of capital we are able to raise from financing activities, together with the cash from our operations, is not sufficient to consummate an acquisition we have deemed desirable, we may not be able to implement our intended business plan, which could adversely affect our business, results of operations and financial condition. See "We may use cash on hand, issue debt securities or otherwise incur substantial debt, or issue equity securities (or any combination thereof) to complete future business acquisitions or otherwise fund our operations, which may adversely affect our liquidity, debt leverage, credit ratings, financial condition and results of operations" below.
Acquisitions may also involve businesses we are not familiar with, and expose us to additional business risks that are different than those we have traditionally experienced or anticipated at the time of acquisition. In addition, increased costs associated with recent hires retained to support our pursuit of acquisitions and/or other strategic opportunities may not result in the consummation of any such transactions, and such costs are expected to continue to adversely impact our operating results.
We may use cash on hand, issue debt securities or otherwise incur substantial debt, or issue equity securities (or any combination thereof) to complete future business acquisitions or otherwise fund our operations, which may adversely affect our liquidity, debt leverage, credit ratings, financial condition and results of operations.

Any significant use of cash (for acquisitions or otherwise) may adversely impact our current and future cash position and liquidity. In addition, we may choose to issue debt securities or otherwise incur substantial debt, to fund future acquisitions or otherwise fund our operations. Any significant incurrence of debt (either through the issuance of debt securities or through a new or refinanced credit facility) could have a variety of negative effects, including, but not limited to: (i) default and foreclosure on our assets if we have insufficient funds to repay the debt obligations; (ii) the imposition of restrictive covenants on our operations; (iii) acceleration of such indebtedness or cross-defaults if we breach financial or other covenants under applicable debt agreements; (iv) use of a substantial portion of our cash flow to pay principal and interest on such debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; (v) limitations on our flexibility in planning for and reacting to changes in our business and in the industries in which we operate; (vi) increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; (vii) limitations on our ability to refinance our indebtedness on terms acceptable to us or at all; and (viii) limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt. To the extent we sell equity or convertible debt securities, the issuance of these securities (the pricing of which would be subject to market conditions at the time of issuance) could result in material dilution to our stockholders. Sales of our equity securities or convertible debt, or the perception that these sales could occur, could also cause the market price for our subordinate voting shares to fall, and new securities could have rights, preferences and privileges senior to the holders of our subordinate voting shares.

In addition, our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings reflect the opinions of the ratings agencies of our financial strength, operating performance and ability to meet our debt obligations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future, which could place us at a competitive disadvantage compared to better capitalized competitors and prevent us from taking actions that could benefit us in the long term. We may not be able to obtain financing arrangements on acceptable terms or in amounts sufficient to meet our needs in the future, which could harm our ability to grow our business, internally or through acquisitions.
We are dependent on third parties to supply certain materials, and our results can be negatively affected by the availability and cost of such materials.
The purchase of materials and electronic components represents a significant portion of our costs. We rely on third parties to provide such items. Although our OEM customers often dictate the materials to be used in their products, materials shortages or other issues affecting timely access to these materials (which often occur in our industry) may impact our ability to successfully complete a program. A delay or interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers if we are unable to deliver finished products in a timely manner. If the amount we are required to pay for equipment and supplies exceeds what we have estimated, especially in a fixed price contract, we may suffer losses on these contracts. If a supplier or manufacturer fails to provide supplies or equipment as required under a contract for any reason, we may be required to source these items from other third parties on a delayed basis or on less favorable terms, which could impact our profitability. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product, or result in claims against us for failure to meet required customer specifications, which could materially adversely impact our operating results. Shortages may also result in our carrying higher levels of inventory and extended lead-times, or result in increased component prices, which may require price increases in the products and services that we provide. Any increase in our costs that we are unable to recover would negatively impact our margins and operating results. Changes in forecasted volumes or in our customers' requirements can also negatively affect our ability to obtain components and adversely impact our operating results. During 2017, materials constraints from certain suppliers caused delays in the production of customer products, resulted in higher than expected levels of inventory, and in combination with volatile market demand, negatively impacted our margins for the year. We expect these materials constraints and adverse impacts to continue in the near term.
Inherent challenges in managing unanticipated changes in customer demand may impact our planning, supply chain execution and manufacturing, and may adversely affect our operating performance and results.
Our customers use EMS providers for new product introductions and expect rapid response times to meet changes in volume requirements. Although we generally enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. Most of our customers typically do not commit to production schedules for more than 30 to 90 days in advance and we often experience volatility in customer orders and inventory levels. There can be no assurance that present or future customers will not terminate their manufacturing or service arrangements with us, or that they will not significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which would adversely affect our operating results. Customers may also shift business to our competitors, in-source programs, or adjust the concentration of their supplier base. Customers may in-source production that they had previously outsourced, among other reasons, to better utilize their internal capacity. The global economic environment, political pressures, negative sentiment from our customers' customers or changes made by local governments (such as tax benefits or income tax rate reductions) may also impact our customers'

business decisions. These and other factors could adversely affect the rate of outsourcing generally, or adversely affect the rate of outsourcing to EMS providers like Celestica. Additionally, a significant portion of our revenue can occur in the last month of the quarter, and purchase orders may be subject to change or cancellation, all of which affect our operating results when they occur. For example, late changes in demand from certain customers in the fourth quarter of 2017 negatively impacted our operating results, as the timing of the changes prevented us from reducing certain variable production costs in light of the lower volumes. Accordingly, our forecasts of customer orders may be inaccurate, and may make it difficult to order appropriate levels of materials, schedule production, and maximize utilization of our manufacturing capacity and resources.
Our customers may change their forecasts, production quantities or product type requirements, or may accelerate, delay or cancel production quantities for various reasons. When customers change production volumes or request different products to be manufactured from those in their original forecast, the unavailability of components and materials for such changes could also adversely impact our revenue and working capital performance. See "We are dependent on third parties to supply certain materials, and our results can be negatively affected by the availability and cost of such materials" above.
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
Order cancellations, or changes or delays in production, may result in higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. Although we required additional inventory to support new program ramps during 2017, we also experienced demand volatility in our Communications and Enterprise end markets during the year, including late changes from certain customers, as well as materials constraints from suppliers, all of which resulted in us carrying higher than expected levels of inventory at December 31, 2017. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes excess or obsolete. For example, unprecedented declines in the pricing of solar panels, a slowing of demand, and related deferred and cancelled orders from customers resulted in us recording aggregate net inventory provisions of $12.0 million in 2016 and $3.3 million in 2017, primarily to write down our solar panel inventory to applicable market prices. Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins.
We have incurred significant restructuring charges in recent periods, and expect to incur further significant restructuring charges during 2018 in connection with our cost efficiency initiative; we may not achieve some or all of the expected benefits from our cost efficiency initiative and other restructuring activities, and these activities may adversely affect our business.
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
We recorded restructuring charges of $28.9 million in 2017, primarily for employee termination costs relating to our Global Business Services (GBS) and Organizational Design (OD) initiatives, costs in connection with the rationalization of certain operations in the third quarter of 2017, and $8.0 million of charges in connection with our new cost efficiency initiative (described below) in the fourth quarter of 2017, and to write down the carrying value of our solar manufacturing equipment. We recorded restructuring charges of $31.9 million in 2016, primarily for employee termination costs relating to our GBS and OD initiatives, the closure of our solar panel manufacturing operations and other exited operations, and impairment charges to write down certain plant assets and equipment to recoverable amounts, including our solar manufacturing equipment. During 2015, we recorded restructuring charges of $23.9 million, primarily related to headcount reductions implemented at various of our sites, and costs associated with the consolidation of two of our semiconductor sites, including the write-down of certain equipment and a reduction in the related workforce.
In addition, in response to challenging markets and continued margin pressures (driven primarily by volatility in our Communications and Enterprise end markets), we are implementing additional restructuring actions (which commenced in the fourth quarter of 2017) under a new cost efficiency initiative. Such initiative will include reductions to our workforce, the potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We currently estimate that we will incur aggregate restructuring charges of between $50.0 million and $75.0 million (consisting primarily of cash charges) with respect to this initiative (including $8.0 million of restructuring charges incurred in the fourth quarter of 2017). This initiative is expected to continue through mid-2019. Implementation of our cost efficiency initiative may be costly and disruptive to our business, and we may not be able to achieve the cost savings and benefits that we anticipate in connection therewith. We may not be able to retain or expand existing business due to execution issues relating to anticipated headcount reductions, plant closures or product/service transfers, and we may incur higher operating expenses during the periods of transition. Additionally, restructuring actions related to this initiative may result in a loss of continuity and accumulated knowledge in our workforce and related operational inefficiencies, as well as negative publicity. Headcount reductions can also have a negative impact on morale and our ability to attract and hire new qualified personnel in the future. Our cost efficiency initiative is expected to require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing our business.
Any failure to achieve some or all of the expected benefits of our cost efficiency initiative or any other restructuring activities, including any delay in implementing planned related restructuring actions, may have a material adverse effect on our competitive position and operating results.
We have incurred significant impairment charges and operating losses in recent periods, and may incur such charges and losses in future periods.
We have in recent periods recorded charges relating to the impairment of property, plant and equipment, goodwill and other intangible assets, and have incurred operating losses for certain of our businesses. These amounts have varied from period to period.
We evaluate the recoverability of the carrying amount of our goodwill, intangible assets, and property, plant and equipment on an ongoing basis, and we may incur impairment charges, which could be substantial and could adversely affect our financial results. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, or other factors that may result in changes in our estimates of future cash flows. Factors that might reduce the recoverable amount of goodwill, intangible assets, and property, plant and equipment below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in any of our businesses. During 2017, we incurred operating losses related to the wind-down of our solar panel manufacturing operations, and we recorded provisions of $0.9 million to further write down the carrying value of our remaining solar panel inventory (to reflect lower prices obtained in then-current purchase orders), a provision of $0.5 million to write down the carrying value of our solar accounts receivable (primarily as a result of a solar customer's bankruptcy) to recoverable amounts, and net impairment charges of $3.8 million (through restructuring charges) to further write down the carrying value of our solar panel manufacturing equipment to its estimated fair value less costs to sell, based on executed sale agreements. We currently expect the sale of such equipment to be completed by the end of the first quarter of 2018. If we are unable to collect the current carrying value of our remaining solar assets ($2.6 million in solar panel manufacturing equipment and $6.7 million in solar accounts receivable as of December 31, 2017), we will incur additional asset write downs in future periods. During 2016, we recorded impairment charges of $21.2 million (through restructuring charges) to write down certain plant assets and equipment to recoverable amounts. During 2015, we recorded impairment charges of $12.2 million to write down the property, plant and equipment of two of our CGUs. See notes 16(a) and (b) to the Consolidated Financial Statements in Item 18.
Sustained market price decreases, demand softness, and/or failure to realize future revenue at an appropriate profit margin in any CGU could negatively impact our operating results, including restructuring actions and/or impairment losses for such CGU, in future periods.
We continue to operate in an uncertain global economic and political environment.
Concerns over global economic conditions and geopolitical issues, energy costs, inflation, the availability and cost of credit, and the European, Asian and the U.S. financial markets have contributed to increased global economic and political uncertainty. Brexit, the current U.S. administration, and tensions with North Korea have contributed to such uncertainty. See "Our operations could be adversely affected by global or local events outside our control" and "Policies or legislation proposed or instituted by the current U.S. administration could have a material adverse effect on our business, results of operations and financial condition" below. Changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries (including the current renegotiation of the North American Free Trade Agreement (NAFTA) and its implications for our business). Uncertain global economies have adversely impacted, and may continue to unpredictably impact, currency exchange rates. See "We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks" below. Financial market instability may result in lower returns on our financial investments, and lower values on some of our assets. Alternately, inflation may lead to higher costs for labor and materials and/or increase our costs of borrowing and raising capital. Uncertainty surrounding the global economic environment and geopolitical outlook may impact current and future demand for some of the products we manufacture or services we provide, the financial condition of our customers and/or suppliers, as well as the number and pace of customer consolidations. If the foregoing impacts the financial condition of our customers, they may delay payments to us or request extended payment terms, which could have an adverse effect on our financial condition and working capital. If the foregoing impacts the financial condition of our suppliers, this may have an adverse effect on our operations, financial condition and/or customer relationships.
We cannot predict the precise nature, extent, or duration of these economic or political conditions or if they will have any impact on our financial results. A deterioration in the economic environment may accelerate the effect of the various risk factors described in this Annual Report and could result in other unforeseen events that may adversely impact our business and financial condition.
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
Increased international political volatility, including changes to previously accepted trading or other government policies or legislation in the United States and Europe, instability in parts of the Middle East, as well as the ongoing refugee crisis, anti-immigrant activities, social unrest and fears of terrorism, enhanced national security measures, armed conflicts, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations, including increased tensions between the United States and North Korea, and the related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing sites and finished products to customers.
The June 2016 Brexit referendum led to, among other things, volatility in currency exchange rates that resulted in the strengthening of the U.S. dollar against foreign currencies in which we conduct business. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the United Kingdom from the European Union will have and how such withdrawal will affect us, our customers and their demand for our services. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition. Also see "Policies or legislation proposed or instituted by the current U.S. administration could have a material adverse effect on our business, results of operations and financial condition" below for a discussion of uncertainties arising out of the current U.S. administration with respect to, among other things, existing and proposed trade agreements (including the status of NAFTA), free trade generally, and potential significant increases on tariffs on goods imported into the United States, particularly from Mexico, Canada and China, and how changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxes, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we and/or our customers or suppliers operate, could materially adversely affect, among other things, the supply chain strategies of our customers, the pace of outsourcing in our industry, the economy (including inflationary trends) and our business, results of operations and financial condition.
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
Policies or legislation proposed or instituted by the current U.S. administration could have a material adverse effect on our business, results of operations and financial condition.
The current U.S. administration has created uncertainty with respect to, among other things, existing and proposed trade agreements (including the renegotiation of NAFTA to better implement U.S. trade policy objectives, including through the potential addition of new provisions to address regulatory practices, state-owned enterprises, services, customs procedures, sanitary measures, labor, the environment, and other matters which may affect our business or the businesses of our customers), free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. We currently ship a significant portion of our worldwide production into the U.S. from other countries. Changes to U.S. laws or policies (as described above or otherwise) may impact the supply chain strategies of, as well as the pace of outsourcing by, U.S. customers in the future, including the possibility of such customers insourcing programs that were previously outsourced (including to companies like ours).
The U.S. Tax Cuts and Jobs Act (U.S. Tax Reform) was enacted on December 22, 2017, and became effective January 1, 2018. As the legislative changes are extensive, and significant uncertainties remain as to how the U.S. government will implement the new tax law, we do not yet know all of the consequences of this legislation on our global business, including whether it will have any unintended impacts. We do not currently expect the new legislation to have a significant impact on our future global tax rate. In addition, we do not currently anticipate that the one-time transition tax on foreign unremitted earnings and the base erosion and anti-abuse tax will have a significant impact on us, however, there can be no assurance that this will be the case.  Other aspects of the new legislation may have a positive impact on our future U.S. income tax provision, but we cannot quantify any potential future impact at this time.

In general, tax reform efforts, including with respect to tax base or rate, transfer pricing, inter-company dividends, cross border transactions, controlled corporations, and limitations on tax relief allowed on the interest on inter-company debt, will require us to continually assess our organizational structure against tax policy trends, and could lead to an increased risk of international tax disputes and an increase in our effective tax rate, and could adversely affect our financial results.
It is unknown at this time to what extent other new laws will be passed or pending or new regulatory proposals will be adopted, if any, or the effect that such passage or adoption may have on the economy and/or our business. However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxes, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition.
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
We may also encounter difficulties in ramping and executing new programs. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins or losses during and/or following the ramp period. For example, we incurred higher costs in 2017 with respect to ramping new programs, including aerospace and defense programs, as well as programs that required the establishment of infrastructures in multiple jurisdictions. We also anticipate increased ramping costs going forward as we expand our ATS businesses. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.
For example, we made the decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. In connection therewith, we recorded approximately $21.0 million in restructuring charges in the fourth quarter of 2016 to close our solar panel manufacturing operations at our two locations, including $19.0 million in impairment charges to write down the carrying value of our solar panel manufacturing equipment to then-recoverable amounts. During 2017, we incurred operating losses related to the wind-down of our solar panel manufacturing operations, and we recorded a net aggregate of $5.2 million in additional provisions/impairment charges to write down our inventory, accounts receivable and solar panel manufacturing equipment to recoverable amounts. If we are unable to recover the current carrying value our remaining solar assets ($2.6 million in solar panel manufacturing equipment and $6.7 million in solar accounts receivable as of December 31, 2017), we will incur additional asset write downs in future periods. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent developments."
As part of our strategy to enhance our end-to-end service offerings, we intend to continue to expand our design (including our JDM offering) and engineering capabilities. Providing these services may expose us to different or greater potential risks than those we face when providing our manufacturing services. Our design services offerings require significant investments in research and development, technology licensing, testing and tooling equipment, patent applications and talent recruitment. Our margins may be adversely impacted if we incur higher than expected investment costs, or if our customers are not satisfied with our progress, or do not approve our completed designs. In addition, our design activities often require the purchase of inventory for initial production runs before we have a firm purchase commitment from a customer. Furthermore, we may face increased competition with respect to this offering from ODMs and other companies providing similar services, including our own customers. As we anticipate continuing to grow this business, costs required to support our design and engineering capabilities may adversely affect our profitability. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our revenues, profitability and reputation.
There can be no assurance that our expansion into new markets or new business will be successful, or that we will achieve the anticipated benefits.
If we are unable to recruit or retain highly skilled talent, our business could be adversely affected.
The recruitment of personnel in the EMS industry is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management talent in the various geographies in which Celestica operates. The time required to replace or redistribute responsibilities related to the loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations, and there can be no assurance that we will be able to retain their services. In addition, leadership transitions (which we implemented with respect to our senior management during 2017 in order to support our current priorities and strategic goals) can be inherently difficult to manage and may cause uncertainty or a disruption to our business or may increase the likelihood of turnover in key officers and employees. Organizational changes made by our leadership team may impact our relationships with customers, vendors, and employees, potentially resulting in loss of business, loss of vendor relationships, and the loss of key employees or declines in the productivity of existing employees. The uncertainties associated with senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.
Changes to our operating model may adversely affect our business.
We continuously work to improve our productivity, quality, delivery performance and flexibility. In connection therewith, we recently completed our GBS initiative, which focused on integrating, standardizing and optimizing our end-to-end business processes, and our OD initiative, which involved redesigning our organizational structure with the goal of increasing our overall effectiveness. In addition, we are implementing a new cost efficiency initiative, which commenced in the fourth quarter of 2017, to further streamline our business and improve our margin performance. Charges related to these initiatives may adversely impact our financial condition and results of operations in the periods incurred. See Item 5, "Operating and Financial Review and

Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Results — Other Charges." Implementation of these initiatives presents a number of risks, including: (i) actual or perceived disruption of service or reduction in service levels to customers; (ii) potential adverse effects on our internal control environment with respect to general and administrative functions during transitions resulting from such initiatives; (iii) actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; (iv) diversion of management attention from ongoing business activities and strategic objectives; and (v) failure to retain key employees. Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of these initiatives and, if we do not, our business and results of operations may be adversely affected. Furthermore, if we experience adverse changes to our business, additional restructuring or reorganization activities may be required in the future. See "We have incurred significant restructuring charges in recent periods, and expect to incur further significant restructuring charges during 2018 in connection with our cost efficiency initiative; we may not achieve some or all of the expected benefits from our cost efficiency initiative and other restructuring activities, and these activities may adversely affect our business" above.
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
In most of our sales contracts, we provide warranties against defects or deficiencies in our products, services, or designs. The extent of the warranties varies by customer, and warranties generally range from one to three years. However, the warranty period for our JDM designs, and our solar panel products (which remain in force notwithstanding our exit from this business), are generally longer. We generally design and manufacture products to our customers' specifications, many of which are highly complex, and include products for industries, such as healthcare, aerospace and defense, that tend to have higher risk profiles. The customized design solutions that form a part of our JDM offering also subject us to the risk of liability claims if defects are discovered or alleged. Despite our quality control and quality assurance efforts, problems may occur, or may be alleged, in or resulting from the design and/or manufacturing of these products. Whether or not we are responsible, problems in the products we design and/or manufacture, or in products which include components we manufacture, whether real or alleged, whether caused by faulty customer specifications, the design or manufacturing processes or a component defect, may result in increased costs to us, as well as delayed shipments to our customers, and/or reduced or canceled customer orders. These potential claims may include damages for the recall of a product and/or injury to person or property, including consequential and/or punitive damages.
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
A failure by counterparties, including customers, suppliers, financial institutions or other third parties with whom we conduct business, to fulfill their contractual obligations, may result in financial loss to us and may have adverse effects on our business.

We have key suppliers that are important to our sourcing activities. If a key supplier, or any company within that supplier's supply chain, were to experience financial difficulties, it may affect their ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, which could in turn have a material adverse impact on our operations, financial results, and customer relationships.
Our ability to collect outstanding accounts receivable is contingent, in part, on the financial strength of our customers. We provide flexible payment terms to most of our customers (generally ranging from 30 to 90 days), however, we extend or provide longer payment terms from time to time for new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. Our accounts receivable balance at December 31, 2017 was $764.8 million, with two customers representing more than 10% of total accounts receivable. Customers having financial difficulties may result in payment delays, defaults in payments, or requests for extended payment terms, any of which could adversely impact our short-term cash flows, financial performance and/or operating results. In addition, customer financial difficulties may result in purchase order cancellations or volume reductions, resulting in increased inventory levels, which could have a material adverse impact on our operating results and working capital performance. We may not be able to return or resell this inventory, or we may be required to hold the inventory for an extended period of time, which may result in inventory obsolescence and the need to record additional inventory reserves. We may also be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments incurred to support a customer's business. Furthermore, if a customer bankruptcy occurs, our profitability may be adversely impacted if affected accounts receivable are in excess of our allowance for doubtful accounts. Additionally, our future revenues could be adversely impacted by a customer bankruptcy. Inability to collect accounts receivable and/or the loss of one or more major customers could adversely impact our operating results, financial position and cash flows. We cannot reasonably determine the extent to which a customer or supplier may have financial difficulties, or whether we will be required to adjust customer pricing, payment terms and/or the amounts we pay to suppliers for materials and components.
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
Our financial results have, in prior periods, been adversely impacted by negative foreign currency translation effects, and such adverse effects, some of which may be substantial, are likely to recur in the future.

Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance.
We have sites in the following countries: Canada, the United States, China, Ireland, Japan, Laos, Malaysia, Mexico, Romania, Singapore, Spain and Thailand. During 2017, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.
Global operations are subject to inherent risks which may adversely affect us, including:
•changes in local tax rates and tax incentives and the adverse tax consequences of repatriating earnings;
•labor unrest and differences in regulations and statutes governing employee relations, including increased scrutiny of labor practices within our industry;
•cultural differences and/or differences in local business customs;
•negative impacts, or ineffectiveness, of executing restructuring activities;
•changes in regulatory requirements;
•inflationary trends and rising costs;
•changes in international political relations;
•difficulty in staffing (including skilled labor availability and cost) and managing foreign operations;
•challenges in building and maintaining infrastructure to support operations;
•compliance with a variety of foreign laws, including import and export tariffs and regulations;
•adverse changes in trade policies between countries in which we maintain operations;
•changes in logistics costs;
•changes in the availability, lead time, and cost of components and materials;
•weaker laws protecting intellectual property rights and/or greater difficulty enforcing such rights;
•global economic, political and/or social instability;
•potential restrictions on the transfer of funds and/or other restrictive actions by foreign governments;
•the effects of terrorist activity, armed conflict, natural disasters and epidemics; and
•global currency fluctuations.
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
We currently ship a significant portion of our worldwide production into the U.S. from other countries. Potential changes to, among other things, laws or policies in the U.S. regarding foreign trade, import/export duties, tariffs or taxes, manufacturing and/or investments, could materially adversely affect our U.S. and foreign operations. See "Policies or legislation proposed or instituted by the current U.S. administration could have a material adverse effect on our business, results of operations and financial condition" above.
There can be no assurance that the acquisition of Atrenne will be consummated in a timely manner or at all, and that if acquired, we will be able to successfully integrate Atrenne.

In January 2018, we executed an agreement for the acquisition of Atrenne (through a merger whereby Atrenne will become one of our wholly-owned subsidiaries). The consummation of such acquisition is subject to the receipt of applicable regulatory approvals, as well as other customary closing conditions. There can be no assurance that such approvals will be obtained, that the other closing conditions will be satisfied or waived in a timely manner or at all, that our purchase of Atrenne will be consummated in a timely manner or at all, that internal cash flow and our ability to incur further indebtedness under our revolving credit facility will be as expected in order to finance the acquisition as anticipated, or that, if acquired, we will be able to successfully integrate Atrenne, further develop our capabilities in the aerospace and defense market or otherwise expand our portfolio of solutions, or achieve the other expected benefits from the acquisition. Also see “We may encounter integration and other significant challenges with respect to our acquisitions and strategic transactions which could adversely affect our operating results" above for a discussion of challenges that we may encounter with respect to our acquisition of Atrenne, if consummated.
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
Although we believe that our operations use the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will maintain or develop the capabilities required by our customers in the future. The emergence of new technologies, industry standards or customer requirements may render our equipment, designs, inventory or processes obsolete or noncompetitive. In addition, we may have to invest in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings or pursue business in new markets where our experience may be limited, we may be less effective in adapting to technological change. Our manufacturing, engineering, supply chain processes, and test development efforts and design capabilities may not be successful due to rapid technological shifts in any of these areas. The acquisition and implementation of new technologies and equipment and the offering of new or additional services to our customers may require significant expense or capital investment, which could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain our engineering, technological and manufacturing expertise could have a material adverse effect on our operations.
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
We are subject to the risk of increasing income and other taxes, tax audits, and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance.
We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our income tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our income tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5 "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Income taxes" and note 20 to the Consolidated Financial Statements in Item 18 for a discussion of recently expired tax incentives, the status of existing tax incentives, and a challenge to our Brazilian sales tax levy rates.
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
As at December 31, 2017, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, and is subject to withholding taxes upon repatriation under current tax laws. We currently expect to repatriate $88.0 million from various subsidiaries in the near term, and have recognized any applicable deferred tax liabilities with respect thereto. At December 31, 2017, we had approximately $351.0 million (December 31, 2016 — $340.0 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.
The sale of our real property in Toronto may not be completed on a timely basis or at all, and the costs, timing and execution of our related Toronto manufacturing and corporate relocations may prove to be other than anticipated.
On July 23, 2015, we entered into a property sale agreement (Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. The purchase price, should the transaction be consummated, is approximately $137 million Canadian dollars (approximately $109 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, we received a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rates) which is non-refundable except in limited circumstances. In April 2017, we received notice from the Property Purchaser that the required municipal zoning approval process will take longer than originally anticipated. As a result, the Property Purchaser exercised its option under the Property Sale Agreement to extend the approvals period by one year. Assuming the timely satisfaction of various conditions, we currently expect the transaction to close during 2018. However, there can be no assurance that this transaction will be completed during 2018, or at all. Whether or not this transaction is consummated, however, we are moving our existing Toronto manufacturing operations to another location. In connection therewith, we entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations. Occupancy under such lease is anticipated to commence at the end of the first quarter of 2018. We currently expect to complete the transition to this new manufacturing location by the end of the first quarter of 2019.

In addition, should the sale be consummated, we will enter into a short-term interim lease with the Property Purchaser for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments, including taxes and utilities), followed by a long-term lease for our new corporate headquarters on commercially reasonable arm's length terms. In connection therewith, we intend to move our corporate headquarters to a temporary location while space in a new office building (to be built by the Property Purchasers on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment, as well as transition-related costs. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. The costs, timing and execution of these relocations could result in unforeseen events, and/or have a material adverse impact on our business, operating results and financial position. Any adverse impacts in connection with these transitions on our business, operating results and financial position may be exacerbated to the extent that the timing, execution and/or costs of such transitions are other than anticipated.
Our operations and our customer relationships may be adversely affected by disruptions to our information technology (IT) systems, including disruptions from cybersecurity breaches of our IT infrastructure.
We rely on information technology networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our IT systems to sophisticated and targeted measures known as 'advanced persistent threats'. The ever-increasing use and evolution of technology, including cloud-based computing and the rise of the 'Internet of Things,' creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential data, or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent or promptly identify and remedy such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations.
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

•	the volume and timing of customer demand relative to our capacity;

•	the typical short life cycle of our customers' products and success in the marketplace of our customers' products;

•	customers' financial condition;

•	changes to our mix of customers, programs and/or end market demand;

•	varying revenues and gross margins among geographies and programs for the products or services we provide;

•	pricing pressures, the competitive environment and contract terms and conditions;

•	upfront investments and challenges associated with the ramping of programs for new or existing customers;

•	provisions or charges resulting from unexpected changes in market conditions impacting our industry or the end markets we serve;

•	unanticipated customer disengagements;

•	the timing of expenditures in anticipation of future orders;

•	our effectiveness in planning production and managing inventory, fixed assets and manufacturing processes;

•	operational inefficiencies and disruptions in production at individual sites;

•	changes in cost and availability of commodities, materials, components, services and labor;

•	current or future litigation;

•	governmental actions or changes in legislation;

•	currency fluctuations; and

•	changes in U.S. and global economic and political conditions and world events.
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
Materials constraints from certain suppliers throughout 2017 lead to volatility in our revenue and margins, and resulted in us carrying higher than expected levels of inventory at December 31, 2017. These adverse market conditions are expected to continue in the near term.
From time to time we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. As our revenue from quarter-to-quarter is dependent on various factors, including the level of demand and mix in each of our end markets, it is difficult to isolate the impact of seasonality and other external factors on our business. In recent periods, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.
Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance.
We are subject to various federal/national, state/provincial, local, foreign and supra-national environmental laws and regulations. Our environmental management systems and practices have been designed to provide for compliance with these laws and regulations. Maintaining compliance with and responding to increasingly stringent regulations requires a significant investment of time and resources and may restrict our ability to modify or expand our manufacturing sites or to continue production. Any failure to comply with these laws and regulations may potentially result in significant fines and penalties, our operations may be suspended or subjected to increased oversight, and our cost of related investigations could be material in any period.
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
Where compliance responsibility rests primarily with OEMs rather than with EMS companies, OEMs may turn to EMS companies like Celestica for assistance in meeting their obligations. Our customers remain focused on issues such as waste management (including recycling), climate change (including the reduction of carbon emissions) and product stewardship, and expect their EMS providers to be environmental leaders. We strive to meet such customer expectations, although these demands may extend beyond our regulatory obligations and require significant investments of time and resources to attract and retain customers.
We generally conduct environmental assessments, or review assessment reports undertaken by others, for our manufacturing sites at the time of acquisition or leasing. However, such assessments may not reveal all environmental liabilities, and assessments have not been obtained for all sites. In addition, some of our operations involve the use of hazardous substances that could cause environmental impacts. While we have operational systems to provide environmental management, we cannot rule out all risk of non-compliance and could incur substantial costs to comply. Although if deemed necessary, we may investigate, remediate or monitor emissions and site conditions at some of our owned or leased sites (such as air, soil and/or groundwater conditions), we may not be aware of, or adequately address, all such emissions and conditions, and we may incur significant costs should such work be required. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection to reduce or eliminate our liability. Third-party claims for damages or personal injury are also possible and could result in significant costs to us. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating sites indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future.
Our healthcare business is subject to regulation by the U.S. Food and Drug Administration (FDA), Health Canada, the European Medicines Agency, the Brazilian Health Surveillance Agency, and similar regulatory bodies in other jurisdictions, relating to the medical devices and hardware we manufacture for our customers. Our sites that deliver products to the healthcare business are certified or registered in quality management standards applicable to the healthcare industry. We are required to comply with various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices in addition to reporting of certain information with respect to the safety of such products. Any failure to comply with these regulations could result in fines, injunctions, product recalls, import detentions, additional regulatory controls, suspension of production, and/or the shutting down of one or more of our sites, among other adverse outcomes. Failure to comply with these regulations may also materially affect our reputation and/or relationships with customers and regulators.
We provide design, engineering and manufacturing related services to our customers in the aerospace and defense end market. As part of these services, we are subject to substantial regulation from government agencies including the U.S. Department of Defense (DOD) and the U.S. Federal Aviation Administration. Our aerospace and defense sites are certified in quality management standards applicable to the aerospace and defense industry. Failure to comply with these regulations or the loss of any of our quality management certifications may result in fines, penalties and injunctions, and could prevent us from executing on current or winning future contracts, any of which may materially adversely affect our financial condition and operating results. In addition to quality management standards, there are several other U.S. regulations with which we are required to comply, including the Federal Acquisition Regulations (FAR), which provides uniform policies and procedures for acquisition; the Defense Federal Acquisition Regulation Supplement, a DOD agency supplement to the FAR that provides DOD-specific acquisition regulations that DOD government acquisition officials, and those contractors doing business with DOD, must comply with in the procurement process for goods and services; and the Truth in Negotiations Act, which requires full and fair disclosure by contractors in the conduct of negotiations with the government and its prime contractors. We are also subject to the export control laws and regulations of the countries in which we operate, including, but not limited to, the U.S. International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations (EAR).
Our international operations require us to comply with various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (FCPA) and the Corruption of Foreign Public Officials Act (Canada) (CFPOA). In some countries in which we operate, it may be customary for businesses to engage in business practices that are prohibited by the FCPA, CFPOA or other laws and regulations. Although we have implemented policies and procedures designed to ensure compliance with the FCPA, CFPOA and similar laws in other jurisdictions, there can be no assurance that all of our employees and agents, as well as those companies to which we outsource certain business operations, will not be in violation of these laws and our policies or procedures. In addition to the difficulty of monitoring compliance, any suspected or alleged activity would require a costly investigation by us and may result in the diversion of management's time, resources and attention. Failure to comply with these laws may subject us to, among other things, adverse publicity, penalties and legal expenses that may harm our reputation and have a material adverse effect on our business, financial condition and operating results.
As a public company, we are subject to stringent laws, regulations and other requirements, including the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), affecting, among other areas, our accounting, internal controls, corporate governance practices, securities disclosures and reporting. For example, Dodd-Frank contains provisions concerning specified minerals originating from the Democratic Republic of Congo or adjoining countries (referred to as "conflict minerals"). As required by Dodd-Frank, the U.S. Securities and Exchange Commission (SEC) has adopted due diligence, disclosure and reporting requirements for companies that manufacture, or contract to manufacture, products that include conflict minerals. We manufacture such products for our customers. Due to our complex supply chain, compliance with these rules is time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the SEC rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results.
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
In addition, a failure by a supplier or manufacturer to comply with applicable laws, regulations or customer requirements could negatively impact our business, and for governmental customers, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition and results of operations.
Also see "Policies or legislation proposed or instituted by the current U.S. administration could have a material adverse effect on our business, results of operations and financial condition" above for a discussion of potential adverse impacts on our business that may result from changes to U.S. laws, regulations and/or policies proposed or implemented by the current U.S. administration.
Any failure to comply with customer-driven policies and standards, and third party certification requirements, including those related to social responsibility, could adversely affect our business and reputation.
In addition to government regulations and industry standards, our customers may require us to comply with their own social responsibility, conflict minerals, quality or other business policies or standards, which may be more restrictive than current laws and regulations and our pre-existing policies, before they commence, or continue, doing business with us. Such policies or standards may be customer-driven, established by the industries in which we operate, or imposed by third party organizations. For example, we are a member of the Responsible Business Alliance (RBA), formerly known as the Electronic Industry Citizenship Coalition. The RBA is a non-profit coalition of electronics companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. Our compliance with these policies, standards and third-party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.
Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance.
We are subject to a variety of domestic and foreign employment laws, including those related to: workplace safety, discrimination, harassment, whistle-blowing, wages and overtime, personal taxation, classification of employees and severance payments. Compliance with such laws may increase our costs. In addition, such laws are subject to change, and enforcement activity relating to these laws, particularly outside of the United States, may increase as a result of greater media attention due to alleged violations by other companies, changes in law, political and other factors. There can be no assurance that, in the future, we will not be found to have violated elements of such laws. Any such violations could lead to the assessment of fines or damages against us by regulatory authorities or claims by employees, any of which could adversely affect our operating results and/or our reputation.
We may be required to make larger contributions to our defined benefit pension and other pension plans in the future.
We maintain defined benefit, defined contribution pension plans, as well as other pension plans. Our pension funding policy for our defined pension plans is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements that are based on actuarial calculations. Our obligations are based on certain assumptions relating to expected plan asset performance, salary escalation, employee turnover, retirement ages, life expectancy, expected healthcare costs, the performance of the financial markets, future interest rates, and plan and legislative changes. If actual results or future expectations differ from these assumptions or if statutory funding requirements change, the amounts we are obligated to contribute to the pension plans may increase and such increase could be significant. We are also required to contribute amounts to our other pension plans to meet local statutory funding requests. The amounts we are obligated to contribute may increase due to legislative and other changes.
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
Our Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of our financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the reported amounts of our assets, liabilities and related reserves, revenues and expenses. Estimates, judgments and assumptions are inherently subject to change in future periods, which could have a material adverse effect on our financial position and results of operations.
Our credit agreement contains restrictive covenants that may impair our ability to conduct business, and the failure to comply with such covenants could cause our outstanding debt to become immediately payable.
Our credit agreement contains restrictive covenants that limit our management's discretion with respect to certain business matters. Among other factors, these covenants limit our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, merge or consolidate with other entities, or effect a change in control. This agreement also contains certain financial covenants related to indebtedness and interest coverage. If we are not able to comply with these covenants, our outstanding debt could become immediately due and payable, and the incurrence of additional debt under our revolving credit facility would not be allowed, any of which could have a material adverse effect on our liquidity and ability to conduct our business. Future acquisitions are part of our diversification strategy and we are likely to incur additional debt to finance these transactions, at least in part. See "We may use cash on hand, issue debt securities or otherwise incur substantial debt, or issue equity securities (or any combination thereof) to complete future business acquisitions or otherwise fund our operations, which may adversely affect our liquidity, debt leverage, credit ratings, financial condition and results of operations" above for a discussion of potential negative impacts resulting from the incurrence of additional debt.
We are subject to interest rate fluctuations.
We have a $300.0 million revolving credit facility (Revolving Facility), which may be increased by an additional $150.0 million on an uncommitted basis under specified circumstances, and a $250.0 million term loan (Term Loan) that each mature in May 2020 (collectively, the "credit facility"). Outstanding borrowings under the Revolving Facility bear interest at LIBOR, Prime, Base Rate Canada or Base Rate (each as defined in our current credit agreement), at our option, plus a margin. The Term Loan bears interest at LIBOR plus a margin. At December 31, 2017, we had $187.5 million outstanding under the Term Loan, and no amounts outstanding under the Revolving Facility (December 31, 2016 — $212.5 million outstanding under the Term Loan and $15.0 million outstanding under the Revolving Facility; December 31, 2015 — $237.5 million outstanding under the Term Loan and $25.0 million outstanding under the Revolving Facility). Our borrowings under our credit facility, which vary from time to time, expose us to interest rate risks due to fluctuations in these rates and margins. If the amount we borrow under our credit facility is substantial, an increase in interest rates would have a more pronounced impact on our interest expense. Significant interest rate fluctuations may affect our business, operating results and financial condition.
In connection with our 2015 Substantial Issuer Bid, we incurred significant additional indebtedness, which could adversely affect us, including by decreasing our business flexibility.
The financing of a substantial portion of our $350.0 million "modified Dutch auction" substantial issuer bid (SIB) with the Term Loan in 2015 significantly increased our indebtedness in comparison to recent historical levels. This has increased our interest expense and could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions. The amount of cash required to pay interest and principal repayments impacts our liquidity and the cash resources that would otherwise be available to conduct our business; including for working capital, capital expenditures, acquisitions, future expansion of our business, and for other general corporate purposes. Also see "We may use cash on hand, issue debt securities or otherwise incur substantial debt, or issue equity securities (or any combination thereof) to complete future business acquisitions or otherwise fund our operations, which may adversely affect our liquidity, debt leverage, credit ratings, financial condition and results of operations" above.
Deterioration in financial markets or in the macro-economic environment may adversely affect our ability to raise funds or increase the cost of raising funds.
We currently have access to the Revolving Facility, which matures in May 2020. We may also issue or wish to incur additional debt or issue equity securities to fund our operations or make acquisitions. Our ability to borrow or raise capital, or renew or increase our facility, may be impacted if financial markets are unstable. Disruptions in the capital and credit markets could adversely affect our ability to draw on our Revolving Facility (or any successor or additional facility). Our access to funds under our credit facility (or any successor or additional facility) will be dependent on the ability of our senior lenders to meet their funding commitments. They may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding sources can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.
Our credit rating may be downgraded.
Any negative change in our credit rating or outlook may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all. See "We may use cash on hand, issue debt securities or otherwise incur substantial debt, or issue equity securities (or any combination thereof) to complete future business acquisitions or otherwise fund our operations, which may adversely affect our liquidity, debt leverage, credit ratings, financial condition and results of operations" above.
The interest of our controlling shareholder, Onex Corporation, with an approximate 79% voting interest, may conflict with the interests of other shareholders.
Onex Corporation (Onex) beneficially owns all of our outstanding multiple voting shares and less than 1% of our outstanding subordinate voting shares. The number of subordinate voting shares and multiple voting shares beneficially owned by Onex represents approximately 79% of the voting interest in Celestica. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex may make decisions regarding Celestica and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Onex's voting power could have the effect of deterring or preventing a change in control of our Corporation that might otherwise be beneficial to our other shareholders.
Through its shareholdings, Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our Restated Articles of Incorporation (Articles), the sale of all or substantially all of our assets and plans of arrangement. The directors so elected have the authority, subject to applicable laws, to appoint or replace senior management, cause us to issue additional subordinate voting shares or multiple voting shares or repurchase subordinate voting shares or multiple voting shares, declare dividends or take other actions. Under our credit agreement, it is an event of default entitling our lenders to demand repayment if Onex ceases to control Celestica unless the shares of Celestica become widely held ("widely held" meaning that no one person or entity owns more than 33% of the votes).
Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of subordinate voting shares. For additional information about shareholder rights and restrictions relative to our subordinate voting shares and multiple voting shares, see Item 10(B), "Memorandum and Articles of Incorporation." For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Also see Item 7(B), "Related Party Transactions" for a description of Mr. Schwartz's ownership interest in the purchasing entity under an agreement of purchase and sale with respect to our real property located in Toronto, Ontario.
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
We are subject to litigation, which may result in substantial litigation expenses, settlement costs or judgments, require the time and attention of key management resources, and result in adverse publicity, any of which may negatively impact our financial performance.
We are from time to time party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to our business, as plaintiff or defendant, as well as various other claims, suits, investigations and legal proceedings (including securities class action and shareholder derivative lawsuits which have been settled or dismissed). Additional legal claims or regulatory matters may arise in the future and could involve matters relating to commercial disputes, government regulation and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. Regardless of the merits of the claims, litigation may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher operating expenses and a decrease in our margins, which could have a material adverse effect on our business, financial condition, or results of operations. We cannot predict the final outcome of such lawsuits or the likelihood that other proceedings will be instituted against us. Accordingly, the cost of defending against such lawsuits or any future lawsuits or proceedings may be high and, in any event, these legal proceedings may result in the diversion of our management's time and attention away from our business. In the event that there is an adverse ruling in any legal proceeding, we may be required to make payments to third parties that could have a material adverse effect on our reputation, financial condition and results of operations.
Changes in accounting standards enacted by the relevant standard-setting bodies may adversely affect our reported operating results, profitability and financial performance.
Accounting standards are revised periodically and/or expanded upon by applicable standard-setting bodies. We are required to adopt new or revised accounting standards and to comply with revised interpretations issued from time-to-time by these authoritative bodies, including the Canadian Accounting Standards Board (CASB), the IASB, and the SEC. While these accounting changes do not typically affect the economies of our business, such standards could have a significant effect on our accounting methods and reported results. For example, the IASB issued a new revenue recognition standard and amended the standard relating to the classification, measurement and impairment of financial assets and hedge accounting; both of these standards became effective as of January 1, 2018. We have determined that the new revenue recognition standard will change the timing of revenue recognition for a significant portion of our business, and that the adoption of such standard will materially impact our consolidated financial statements, primarily in relation to inventory and accounts receivable. See note 2(x) to the Consolidated Financial Statements in Item 18. Additionally, the standard relating to leases was also amended to bring most leases onto the balance sheet for lessees, eliminating the distinction between operating and finance leases. This standard will apply to us beginning January 1, 2019. Changes in accounting standards could materially affect (either positively or negatively) our reported operating results or financial condition. Our Consolidated Financial Statements are prepared in accordance with IFRS. Our reported financial information may not be comparable to the information reported by our competitors or other public companies that use different accounting standards.
Shares eligible for public sale may adversely affect our share price.
Future sales of our subordinate voting shares in the public market, or the issuance of subordinate voting shares in connection with our equity-based compensation plans or otherwise, could adversely affect the market price of the subordinate voting shares.
At February 14, 2018, we had approximately 124.2 million subordinate voting shares and approximately 18.6 million multiple voting shares outstanding. In addition, as of such date, there were approximately 11.3 million subordinate voting shares reserved for issuance from treasury for outstanding awards under our employee and director equity-based compensation plans, including approximately 0.4 million subordinate voting shares underlying stock options (vested and unvested), approximately 1.0 million subordinate voting shares underlying unvested restricted share units, approximately 0.7 million subordinate voting shares underlying unvested performance share units (assuming vesting of 100% of the target amount granted), and approximately 1.5 million subordinate voting shares underlying deferred share units (granted from 2003 to 2007) that have not been settled. Moreover, pursuant to our Articles, we may issue an unlimited number of additional subordinate voting shares without further shareholder approval (subject to any required stock exchange approvals). Sales of a substantial number of our subordinate voting shares in the public market by holders of exercised vested options or vested share units settled in or exercised for subordinate voting shares may lower the prevailing market price for such shares and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if we issue additional subordinate voting shares, or if holders of outstanding vested options exercise those options or if vested shares units are settled in newly-issued subordinate voting shares, our shareholders will incur dilution. See "We may use cash on hand, issue debt securities or otherwise incur substantial debt, or issue equity securities (or any combination thereof) to complete future business acquisitions or otherwise fund our operations, which may adversely affect our liquidity, debt leverage, credit ratings, financial condition and results of operations" above. The exercise price of all options is subject to adjustment upon stock dividends, splits and combinations, if any, as well as anti-dilution adjustments as set forth in the relevant award agreement.
The market price of our stock may be volatile.
Volatility in our business can result in significant price and volume fluctuations in the market price of our stock. Factors such as changes in our operating results, announcements by our customers, competitors or other events affecting companies in the electronics industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our subordinate voting shares to decline. In addition, if our operating results do not meet the expectations of securities analysts or investors, the price of our stock could decline. Furthermore, the existence of our NCIB could cause our subordinate voting share price to be higher than it would be in the absence of such a program, and repurchases under the NCIB expose us to risks resulting from a reduction in the size of our "public float," which may reduce our trading volume as well as our stock price.
There can be no assurance that we will continue to repurchase subordinate voting shares for cancellation.
Although we currently have an NCIB in effect, whether we repurchase shares under such NCIB for cancellation and the amount and timing of any such share repurchases, is subject to capital availability and periodic determinations by our Board that share repurchases are in the best interest of our shareholders and are in compliance with all applicable laws and agreements. Future share repurchases, including their timing and amount, may be affected by, among other factors: our views on potential future capital requirements for strategic transactions, including acquisitions; debt service requirements; our credit rating; changes to applicable tax laws or corporate laws; and changes to our business model. In addition, the amount we spend and the number of shares we are able to repurchase under our NCIB and any future SIB may further be affected by a number of other factors, including the prices of our subordinate voting shares and blackout periods in which we are restricted from repurchasing shares. Our share repurchases may change from time to time, and we cannot provide assurance that we will continue to repurchase subordinate voting shares for cancellation in any particular amounts or at all. A reduction in or elimination of our share repurchases could have a negative effect on our stock price.
Potential unenforceability of judgments.
We are incorporated under the laws of the Province of Ontario, Canada. Our controlling persons, a majority of our directors, and several of our officers are residents of (or are organized in) Canada. Also, a substantial portion of our assets and the assets of these person are located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon those directors, officers, or controlling persons who are not residents of the United States, or to enforce judgments in the United States obtained in courts of the United States. It may also be difficult for shareholders to enforce a U.S. judgment in Canada predicated upon the civil liability provisions of U.S. federal or state securities laws or to succeed in a lawsuit in Canada based only on U.S. federal or state securities laws.
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
Our business could be negatively impacted as a result of actions by activist shareholders or others.

Although Onex controls a substantial majority of the voting power of our securities, we may be subject to challenges in the operation of our business due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may adversely affect our relationships with vendors, customers and other third parties.

Our business and operations could be adversely impacted by climate change initiatives.

Concern over climate change has led to international legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. Proposed and existing efforts to address climate change by reducing greenhouse gas emissions could directly or indirectly affect our costs of energy, materials, manufacturing, distribution, packaging and other operating costs, which could adversely impact our business and financial results.
Item 4.    Information on the Company
A.    History and Development of the Company
We were incorporated in Ontario, Canada on September 27, 1996. Our legal and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario) (the "OBCA"). Our principal executive offices are currently located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7 and our telephone number is (416) 448-5800. Our website is www.celestica.com. Information on our website is not incorporated by reference into this Annual Report.
Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group led by Onex, and in 1998, we completed our initial public offering.
A description of our acquisition activities, our principal capital expenditures (including property, plant and equipment), and financing activities, over the last three fiscal years is set forth in notes 3, 4, 5, 12, 13, 22, 24 and 25 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations." A description of our divestiture activities (including our restructuring activities) over the last three fiscal years is set forth in notes 4, 7, 16 and 18 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations."
See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a description of our significant commitments for capital expenditures as at December 31, 2017 and those planned for 2018, our execution of an agreement to acquire Atrenne, as well as a discussion of the status of the sale of our solar panel manufacturing equipment, and an agreement we entered into in July 2015 for the sale of our real property located in Toronto, Ontario, including the site of our corporate headquarters and our current Toronto manufacturing operations, and related transition matters.
There were no public takeover offers by third parties in respect of the Corporation's subordinate voting shares or multiple voting shares or by the Corporation in respect of other companies' shares which occurred during the last or current financial year.
B.    Business Overview
General
As previously disclosed, commencing in the first quarter of 2017, we aligned our end markets into two customer focused areas: ATS and Connectivity & Cloud Solutions (CCS). Our ATS end market consists of our former Diversified and Consumer end markets, and is comprised of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer businesses. CCS consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses, which were combined into one end market as a result of their converging technologies. All period percentages herein reflect these changes. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times in our customers' supply chains as compared to their insourcing of these activities. We believe this results in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.
Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in sites and centers of excellence (discussed below) strategically located in North America, Europe and Asia.

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
Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 71% of our total 2017 revenue. In 2017, we had two customers that individually represented more than 10% of total revenue (Cisco Systems, Inc. and Juniper Networks, Inc. accounted for 18% and 13%, respectively, of our total revenue for 2017). Significant reductions in, or the loss of, revenue from these or any of our major customers may have a material adverse effect on us. See Item 3(D) — Key Information — Risk Factors — "We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on our financial condition and operating results."
In 2017, our revenue by end market was as follows: ATS (32% of revenue); Communications (43% of revenue); and Enterprise (25% of revenue). The products and services we provide serve a wide variety of applications, including servers; networking and telecommunications equipment; storage systems; converged systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products.
To increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as a leading company in the EMS industry. In connection therewith, we have recently completed our GBS initiative and our OD initiative. Our GBS initiative focused on integrating, standardizing and optimizing our end-to-end business processes. Our OD initiative involved redesigning our organizational structure, with the goal of increasing the overall effectiveness of our organization by improving internal alignment, reducing complexity and increasing our speed to outcome. To streamline our processes and reduce costs, we have invested in automation and the connected factory. Our recently announced cost efficiency initiative, and related anticipated restructuring actions, are also intended to further streamline our business, increase operational efficiencies and improve our productivity.
A key focus for us is to grow our ATS end market, in order to reduce the revenue concentration of our Communications and Enterprise end markets (which constituted an aggregate of 68% of total revenue in 2017). Our current priorities include: (i) growing and diversifying our customer and product portfolios to help achieve longer-term consistency, increasing our revenue, and improving operating margins; (ii) increasing the contribution from our ATS end market to our overall profitability, while continuing to invest in capabilities and targeted end markets; (iii) generating strong annual free cash flow and adjusted return on invested capital ("adjusted ROIC"); and (iv) continuing to improve our execution by focusing on increased productivity and simplification throughout our organization. We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We intend to continue to focus on expanding our revenue base in our higher-value-added services, such as design and development, engineering, and after-market services. However, as we are experiencing slower growth rates and increased pricing pressures in our traditional markets, which account for a substantial portion of our revenue, we will also focus on expanding our business beyond our traditional end markets, including by pursuing new customers and acquisition opportunities in our ATS end market to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings. Note that operating margin, free cash flow and adjusted ROIC are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" in Item 5 — Operating and Financial Review and Prospects, for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to the most directly comparable IFRS measures.
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
Focus Resources on Core Competencies.    Our customers operate in highly competitive environments, characterized by rapid technological change and short product lifecycles. In this environment, many customers prioritize their resources on their core competencies of product development, sales, marketing and customer service, by outsourcing design, engineering, manufacturing, supply chain and other product support requirements to their EMS partners.
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
Access Value-Added Service Offerings.    EMS providers strive to expand their offerings to include services such as design, fulfillment and after-market services, including repair and recycling, to encourage OEMs to outsource more of their cost of goods sold.
Celestica's Strategy
We are focused on building solid partnerships and delivering informed, flexible solutions intended to contribute to our customers' success. To achieve this, we collaborate with our customers in an effort to identify and meet their current and future requirements. We offer a range of services designed to deliver lower costs, increased flexibility and predictability, improved quality and responsive service. We constantly seek to advance our quality, engineering, manufacturing and supply chain capabilities to help our customers achieve a competitive advantage. We will continue to focus on our pursuit of the following, intended to strengthen our competitive position and enhance customer satisfaction and shareholder value:
Increase Penetration in our End Markets.    We strive to establish a diverse customer base across several industries. We believe our expertise in technology, quality and supply chain management, in addition to our service offerings and centers of excellence, have positioned us as an attractive partner to companies across various markets. Our goal is to grow across our end markets, with particular emphasis on expanding our ATS end market, which in 2017 was comprised of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer businesses. Revenue dollars from our ATS end market increased by 8% from 2015 to 2017, while representing 32% of our total revenue over the same period.

Our revenue by end market as a percentage of total revenue is as follows:

	2015	2016	2017
ATS	32%	32%	32%
Communications	40%	42%	43%
Enterprise	28%	26%	25%
Selectively Pursue Acquisitions and Strategic Transactions.    We will selectively seek acquisition opportunities and strategic transactions in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our end markets and (iii) enhance the scope of our capabilities and service offerings. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent developments" for a discussion of our most recent "operate-in-place" arrangement with an existing aerospace and defense customer, and our anticipated acquisition of Atrenne.
Continuously Improve Operational Performance.    We will continue to focus on (i) managing our mix of business, service offerings and volume of business to improve our overall margins, (ii) leveraging our supply chain practices globally to lower material costs, minimize lead times and improve our planning cycle to better meet changes in customers' demand and improve asset utilization, and (iii) improving operating efficiencies to reduce costs and improve margins, including through our new cost efficiency initiative.
We have been increasing our investments in the connected factory, and automating and connecting our equipment, people and systems throughout our global network, including our customers and suppliers. Automation is intended to help us streamline our processes, and our organizational initiatives are intended to reduce costs, complexity, and improve our responsiveness to customers. Nonetheless, the mix of our business can impact our revenue and overall margins. Although our revenues increased in 2017 compared to 2016, our mix of programs negatively impacted our gross margins, as certain new programs contributed lower gross profit than past programs (including a higher concentration of fulfillment services that contributed significantly lower gross profit than our historical full-service traditional EMS programs). In addition, as we expand our business, our operating results have been, and will continue to be, negatively impacted by the costs of ramping new programs. As with any business expansion, we may encounter difficulties pertaining to such ramping activities that may result in higher than expected costs, adversely impacting our operating results. Revenue from our ATS end market (as a percentage of total revenue) has remained flat in recent years as we have encountered challenges in connection with expanding our semiconductor and solar panel manufacturing businesses (with respect to the latter, prior to our recent exit from that business), resulting in lower margins and/or losses for such businesses during and/or following the ramp periods. In addition, our semiconductor business may incur lower margins and/or losses largely due to demand fluctuations associated with the cyclical semiconductor market. See Item 5, "Operating and Financial Review and Prospects."
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
Expand Range of Service Offerings and Continue to Invest in Developing New Technology, Quality Products and Supply Chain Solutions and Services.    We continually seek to expand the services we offer to our customers, and we are committed to meeting our customers' needs in the areas of technology, quality and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, allows us to produce a variety of electronic products ranging from high-volume electronics to highly complex technology infrastructure products used in a broad array of end markets, and allows us to deliver consistently reliable products to our customers. We also believe the systems and collaborative processes associated with our expertise in supply chain management help us to adjust our operations to meet the lead time requirements of our customers, and quickly and effectively deliver products directly to end customers. We collaborate with our suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

Celestica's Business
Innovative Supply Chain Solutions and Services
We are a global provider of innovative supply chain solutions. We offer a range of services including design and development (such as our JDM offering, which consists of developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. We believe that our JDM offering differentiates us from other EMS providers, by encompassing advanced technology design solutions that customers can tailor to their specific platform applications. We execute our business in our global network of sites, including our designated centers of excellence, strategically located in North America, Europe and Asia. We leverage these sites and centers of excellence, information technology, and our supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain solutions, including hardware platforms, to our customers provides them with a competitive lead time, and advantages in quality, flexibility and total cost of ownership.
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
In addition to these standards, we deploy Lean and Six Sigma initiatives throughout our operations network to deliver customer value and eliminate defects and waste. Implementing Lean initiatives across our manufacturing processes helps drive efficiencies, cycle times velocities and improve product quality. We use Six Sigma extensively in an effort to reduce process variation and to drive root cause problem-solving. Lean and Six Sigma methods are also used in non-production areas to streamline our processes and eliminate waste. For example, our GBS initiative focused on integrating, standardizing and optimizing our end-to-end business processes throughout our organization. We apply the knowledge we gain in our after-market services to help improve the quality and reliability of next-generation products. Success in these areas helps our customers to lower their costs, positioning them more competitively in their respective markets.
Design and Engineering Services
Our global design teams are focused on delivering flexible solutions and expertise, intended to help customers reduce overall product costs, improve time-to-market, and introduce competitively differentiated products. For customer-owned designs, we partner with our customers to augment their design teams, and utilize our proprietary design analysis tools to minimize design revisions and to achieve improved manufacturing yields. Our JDM service involves developing design solutions in collaboration with customers, managing aspects of the supply chain and manufacturing of their products. We continue to invest in leading-edge product roadmaps and design capabilities aligned with both market standards and emerging technologies in support of our JDM offering. We are currently delivering both partially customized JDM products, and complete hardware platform solutions to customers in the storage, servers, communications, and industrial markets. These products are intended to help our customers reach their markets faster, while reducing product costs and building valuable IP for their product portfolios. Through our collective experience with common technologies across multiple industries and product groups, we believe we provide quality and cost-focused solutions for a wide range of our customers' design needs. Our JDM business represented approximately 10% of our aggregate Enterprise and Communications end market revenue in 2017, growing 12% from 2016.
We collaborate with some of our core customers' product designers in the early stages of product development, using advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design review, all intended to ensure readiness for manufacturing. We leverage our design expertise to create innovative technologies and hardware product solutions, and leverage key ecosystem partners to drive both innovation and supply chain leverage. Our JDM offerings encompass advanced technology hardware design solutions that customers can tailor to their specific platform applications. We believe that collaboration between our customers' teams, key ecosystem partners, and our design and manufacturing groups help to ensure that new designs are released rapidly, smoothly and cohesively into production.
Our engineering services team works with our customers throughout the product life-cycle. We believe our engineering expertise and experience in design review, product test solutions, assembly technology, automation, quality and reliability, position us to deliver the services required to address the challenges facing our customers. We maintain ties with key industry associations and engineering firms to help us stay apprised of advances in technical knowledge.
Prototyping and New Product Introduction
Prototyping is a critical early-stage process in the development of new products. Our engineers collaborate with our customers' engineers to provide quick responses in the early stages of the product development lifecycle.
Supply Chain Management and Services
We use advanced planning, analytics, enterprise resource planning, and supply chain management systems to optimize materials management from suppliers to our customers' customers. We believe that the effective management of the supply chain is critical to our customers' success, as it directly impacts the time and cost required to deliver products to market and the capital requirements associated with carrying inventory.
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
Precision Machining
We utilize specialized computer-controlled machines to manufacture high quality components to tight tolerance requirements. Such components are often used in applications similar to those noted above for complex mechanical assembly.
Smart Energy Services
We provide integrated smart energy solutions and services to our renewable energy customers in the areas of power generation, conversion and monitoring. We deliver complete product lifecycle solutions, including design, manufacturing and reliability services for power inverters, metering and controls electronics, and energy storage subsystems. Although we have exited the solar panel manufacturing business, we remain committed to growing the other areas within our smart energy market portfolio, which include power inverters, energy storage products, smart meters and other electronic componentry.

Systems Assembly and Test
We use sophisticated technologies in the assembly and testing of our products. We continue to make investments in the development of automated solutions, as well as new assembly and test process techniques intended to enhance product quality, reduce cost and improve delivery time to customers. We work independently and also collaborate with customers and suppliers to develop assembly and test technologies. Systems assembly and testing require sophisticated logistics capabilities to rapidly procure components, assemble products, perform complex testing and distribute products to customers around the world. Our full systems assembly services involve combining and testing a wide range of sub-assemblies and components before shipping them to their final destination. Increasingly, customers require custom build-to-order system solutions with very short lead times and we are focused on using our advanced supply chain management capabilities to respond to our customers' needs.
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
Geographies
For each of 2015, 2016 and 2017, approximately three-quarters of our revenue was produced in Asia and one-fifth of our revenue was produced in North America. Revenue produced in Canada represented 8% of revenue in 2017 (2016 — 8%; 2015 — 9%). Our property, plant and equipment in Canada represented 6% of our property, plant and equipment at December 31, 2017 (December 31, 2016 — 7%; December 31, 2015 — 8%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment." Certain geographic information for countries exceeding 10% of our external revenue or property, plant and equipment, intangible assets and goodwill is set forth in note 25 to the Consolidated Financial Statements in Item 18.
Marketing and Customer Experience
We structure our business development teams by end market, with a focus on offering market insight and expertise, and complete manufacturing and supply chain solutions to our customers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our Solutions Architects to meet the requirements of each customer's product or supply chain. Our global network is comprised of customer-focused teams, operational and project managers, and supply chain management teams, as well as senior executives.
Our goal is to effectively collaborate with our customers, and towards that end, we provide comprehensive support before, during and after the delivery of our products and services. We seek to deepen and grow our customer relationships by providing consistent, high-quality implementation and customer support services, which we believe drives higher customer retention and additional opportunities within our existing customer base.

Customer Concentration and Relationship Management
As stated above, we supply products and services to over 100 customers. We target industry-leading customers in our end markets. Our customers include Applied Materials, Inc., Cisco Systems, Inc., Dell EMC, Hewlett-Packard Enterprise, Hewlett-Packard Inc., Honeywell Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, Oracle Corporation, Polycom, Inc., and Western Digital Corporation. We are focused on strengthening our relationships with these and other strategic customers through the delivery of new and expanding end-to-end solutions.
During 2017, two customers (Cisco Systems, Inc., which accounted for 18% of total 2017 revenue, and Juniper Networks, Inc., which accounted for 13% of total 2017 revenue) individually represented more than 10% of total revenue (2016 — two customers: Cisco Systems (19%) and Juniper Networks (11%); 2015 — three customers: Cisco Systems (16%), IBM (10%) and Juniper Networks (12%)). Our top 10 customers represented 71%, 68%, and 67% of total revenue for 2017, 2016 and 2015, respectively.
We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although the level of business under those agreements is not guaranteed. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. A majority of these agreements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. Some of these agreements require us to provide, among other things, specific price reductions over the term of the contracts. We expect such price reductions to become more prevalent as customers increasingly seek longer-term contracts to lock in their supply, terms and pricing. This could adversely impact our operating results in future periods.
Research and Technology Development
We use advanced technology to design, assemble and test the products we manufacture. We continue to increase investment in our global design services and capabilities to conceive differentiated JDM product solutions for our customers.
We believe that our customer-focused factories are flexible and can be reconfigured as needed to meet customer-specific product requirements and fluctuations in volumes (although we do incur increased production costs from time to time in connection with unexpected demand changes). We have extensive capabilities across a broad range of specialized assembly, configuration and test processes. We work with a variety of substrates based on the products we build for our customers, from thin, flexible printed circuit boards to highly complex, dense multi-layer printed circuit boards, as well as a broad array of advanced component and attachment technologies employed in our customers' products and our own product designs. We believe that increasing demand for full-system assembly solutions continues to drive technical advancement in complex mechanical assembly and configuration. We also develop and manufacture sub-components, such as optical modules and complex machined parts, intended to drive targeted technical advancements to support these opportunities.
Our automated electronics assembly lines are continuously refreshed with the latest generation technology, with a focus on flexible lines with quick changeover, large board capability, and small component capability. Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, and in-circuit and in-situ dynamic thermal cycling stress testing. Our inspection technology includes X-ray computed tomography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy. We work directly with leaders in the equipment industry to optimize their products and solutions or to jointly design solutions to meet the needs of our customers. We apply automation solutions for higher volume products, where possible, to help improve product quality, lower product costs, and increase manufacturing efficiencies.
Our ongoing research and development activities include the development of processes and test technologies, as well as focused product development and technology building blocks that can be used by customers in the development of their products, or to accelerate their products' time-to-market. Our JDM offering is focused on developing these design solutions and subsequently managing the other aspects of the supply chain, including manufacturing of the products. We focus our solutions on developing current and next generation storage, server and communications products (in particular, elements of data centers, which include the development of complete hardware platform solutions to reduce product costs and accelerate time to market, and which we believe will continue to grow). We work directly with our customers to understand their product roadmaps and to develop technology solutions intended to meet their particular needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We have worked with, and have taken leadership roles in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these development areas.

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
Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. Supply constraints and shortages have increased in recent periods, in part due to the rising demand for electronic components. As a result, we expect prices for raw materials to increase. See Item 3(D) — "Key Information — Risk Factors" for a discussion of various risks related to our foreign operations. All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. Notwithstanding these efforts, however, materials constraints from certain suppliers caused delays in the production of customer products during 2017. See Item 3(D) Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results can be negatively affected by the availability and cost of such materials."
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
To minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the applicable customer contract terms and conditions. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our initiatives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain. Notwithstanding the foregoing, however, as a result of demand volatility from our customers and the materials constraints from certain suppliers discussed above, we carried higher than expected levels of inventory at December 31, 2017. We expect these dynamic market conditions to continue in the near future.
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
The competitive landscape in the CCS area remains aggressive, as demand growth is moving from traditional enterprise network infrastructure providers to cloud-based service providers, resulting in aggressive bidding from EMS providers and increased competition from ODMs as they further penetrate these markets. As a result of the high concentration of our business in the CCS marketplace, we expect continued competitive pressures, aggressive pricing and technology-driven demand shifts, as well as certain materials constraints, to negatively impact our CCS businesses in future periods. We intend to continue to monitor these dynamics and focus on cost management in response to these factors. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise.
See Item 3(D) Key Information — Risk Factors — "We operate in an industry comprised of numerous competitors and aggressive pricing dynamics" and Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent developments, under "End Markets" and "Restructuring Update."
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
Our past operations and the historical operation by others of our sites may have resulted in soil and groundwater contamination on our sites, and in many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real property even if such person or company was unaware of or not responsible for the discharge or migration of such substances. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain operating sites. We generally obtain Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis), or review assessment reports undertaken by others, for our manufacturing sites at the time of acquisition or leasing. However, such assessments may not reveal all environmental liabilities (due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire or lease such sites), and assessments have not been obtained for all sites. Where contamination is suspected at sites being acquired or leased, Phase II intrusive environmental assessments (that can include soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions or leases and intend to perform Phase II assessments where appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites. However, any such contractual retention of liability may not provide sufficient protection to reduce or eliminate our liability. Third‑party claims for damages or personal injury are also possible and could result in significant costs to us. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former sites indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. See Item 3(D) Key Information — Risk Factors — "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance."
Environmental legislation also occurs at the product level. Celestica works with its customers in connection with compliance with applicable product-level environmental legislation in the jurisdictions where products are manufactured and/or offered for use and sale by our customers.
Backlog
Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 days to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since generally orders may be rescheduled or cancelled.
Seasonality
Seasonality is reflected in the mix of products we manufacture from quarter-to-quarter. From time to time we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses, overall demand variability, and limited visibility in technology end markets, it is difficult to isolate the impact of seasonality on our business. In recent periods, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue. See also Item 3D Key Information — Risk Factors — "Our revenue and operating results may vary significantly from period to period."
Controlling Shareholder Interest
Onex is our controlling shareholder with an approximate 79% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Such matters include electing our Board and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. Gerald W. Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex (and one of our directors from 1998 through December 31, 2016) indirectly owns shares representing the majority of the voting rights of the shares of Onex. For further details, refer to Item 3D Key Information — Risk Factors — "The interest of our controlling shareholder, Onex Corporation, with an approximate 79% voting interest, may conflict with the interests of other shareholders" and footnotes 2 and 3 of Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders."
Government Regulation
Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income and other taxes, tax audits and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance," "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance," "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance," and "Policies or legislation proposed or instituted by the current U.S. administration could have a material adverse effect on our business, results of operations and financial condition" in Item 3(D) Key Information — Risk Factors.
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

•
Our Business Conduct Governance Policy, which outlines the ethics and practices we consider necessary for a positive working environment and the high legal and ethical standards to which our employees are held accountable; and

•
The Code of Conduct of the RBA, of which we were a founding (and remain a) member. The RBA's Code of Conduct outlines industry standards intended to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We are continually working to implement, manage and audit our compliance with the RBA's Code of Conduct.

We publish a Sustainability Report and a Business Conduct Governance Policy, both of which are available (along with our Values) on our corporate website at www.celestica.com. These documents outline our sustainability strategy, our high standards for business ethics, the policies we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2018 and beyond.
Financial Information Regarding Geographic Areas
Details of our financial information regarding geographic areas are disclosed in note 25 to the Consolidated Financial Statements in Item 18, Item 4(B) "Information on the Company — Business Overview — Geographies," and Item 4(D) "Information on the Company — Property, Plants and Equipment." Risks associated with our foreign operations are disclosed in Item 3(D) "Key Information — Risk Factors", including "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance."
C.    Organizational Structure
Onex, an Ontario corporation, is the Corporation's controlling shareholder with an approximate 79% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.6 million (100%) of the Corporation's multiple voting shares, and approximately 0.4 million of the Corporation's subordinate voting shares). Gerald W. Schwartz, a director of Celestica (from 1998 through December 31, 2016), is the Chairman of the Board, President, and Chief Executive Officer of Onex, and indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex Board of Directors (see footnotes 2 and 3 to the Major Shareholders Table in Item 7(A) below).
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
Celestica Electronics (S) Pte Limited, a Singapore corporation;
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
D.    Property, Plants and Equipment

The following table summarizes our principal owned and leased properties as of February 14, 2018. These sites are used to provide manufacturing services and solutions, such as the manufacture of printed circuit boards, assembly and configuration of final systems, complex mechanical assembly, precision machining as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services.

Major locations	Square Footage(1) (in thousands)	Owned/Leased	Lease Expiration Dates
Canada(2)(5)	888	Owned	N/A
Canada (3)	343	Leased	between 2020 and 2028
Arizona	111	Leased	2027
California(3)	286	Leased	between 2018 and 2023
Oregon	188	Leased	2021
Mexico(3)	488	Leased	2018
Ireland(3)	214	Leased	between 2020 and 2024
Spain	109	Owned	N/A
Romania	276	Owned	N/A
China(3)(4)	1,074	Owned/Leased	2056
Malaysia(3)(4)	1,350	Owned/Leased	between 2018 and 2060
Thailand(3)(4)	1,070	Owned/Leased	between 2018 and 2029
Singapore(3)	202	Leased	between 2019 and 2020
Japan(3)(4)	563	Owned/Leased	between 2020 and 2022
Laos	114	Leased	2021
____________________________________

(1)	Represents estimated square footage being used.

(2)	Our owned property in Canada is included in the assets pledged as security for borrowings under our credit agreement.

(3)	Represents multiple locations.

(4)	With respect to these locations, the land is leased, and the buildings are either owned or leased by us.

(5)
In July 2015, we entered into an agreement to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. The closing is subject to various conditions and is currently anticipated to occur during 2018. We have agreed upon closing to enter into a short-term interim lease with the purchasers of such property for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments including taxes and utilities), followed by a long-term lease for our new corporate headquarters based on commercially reasonable arm's-length terms. Whether or not this transaction is consummated, however, we are moving our existing Toronto manufacturing operations to another location, and in connection therewith, entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations (the new facility will reduce excess capacity that we had in our previous location). Occupancy is anticipated to commence at the end of the first quarter of 2018. We expect to complete the transition to this new location by the end of the first quarter of 2019. In addition (should the sale be consummated), we intend to move our corporate headquarters to a temporary location while space in a new office building (to be built by the purchasers of our Toronto real estate on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs (all of which is anticipated to be funded with cash on hand). These costs will consist of building improvements and new equipment, as well as transition-related costs (direct relocation costs, duplicate costs incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations). During the fourth quarter of 2017, we recorded $1.6 million of such transition costs. We expect to incur approximately $16 million in building improvement and capital expenditure costs for the new manufacturing location, all anticipated to be incurred during 2018, and to be funded from cash on hand. We have incurred approximately $2 million of such costs through February 14, 2018. The costs, timing and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, "Cash requirements."

We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. We currently expect to be able to extend the terms of expiring leases or to find replacement sites on commercially acceptable terms. Also see "Environmental Matters" in Item 4(B) above.
Our principal executive office is currently located at 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7.

Our material tangible fixed assets are described in note 8 to the Consolidated Financial Statements in Item 18.
Item 4A.    Unresolved Staff Comments
None.

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2017 audited consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of February 14, 2018 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our future growth, including in our Advanced Technology Solutions (ATS) businesses; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results (including our anticipated non-IFRS operating margin performance during the second half of 2018); our anticipated acquisition of Atrenne Integrated Solutions, Inc. (Atrenne), the expected timing, cost, terms and funding thereof, and the expected impact of such acquisition, if consummated, on our position in the aerospace and defense and industrial markets; our goals with respect to broadening our portfolio of ATS products and services and growing our ATS business (including aerospace and defense); our diversification plans (and potential hindrances thereto); the impact of acquisitions and program wins or losses on our liquidity, financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures, and other anticipated working capital requirements, including the anticipated amounts, timing and funding thereof; the anticipated repatriation of undistributed earnings from foreign subsidiaries; the impact of tax and litigation outcomes; our cash flows, financial targets and current priorities; intended investments in our business; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the pace of technological changes, customer outsourcing and program transfers, and the global economic environment on customer demand; the impact of increased competition, pricing and margin pressures, demand volatility, and materials constraints on our financial results, and the expected continuation of such adverse market conditions in our Enterprise and Communications end markets; raw materials prices; our intention to settle outstanding equity awards with subordinate voting shares; the number of subordinate voting shares we may repurchase under our normal course issuer bid (NCIB); the expected timing of the collection of outstanding solar accounts receivable and the possibility of future write-downs on unrecovered amounts from such solar accounts receivable and other solar assets; the expected timing of the sale of our solar panel manufacturing equipment; the impact of outstanding indebtedness under our credit facility on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our new corporate headquarters (collectively, the Toronto Real Property Transactions); the costs, timing and execution of relocating our existing Toronto manufacturing operations and the anticipated temporary relocation of our corporate headquarters while space in a new office building is under construction; the potential impact of Britain's intention to leave the European Union (Brexit) and/or policies or legislation proposed or instituted by the current administration in the U.S. on the economy, financial markets, currency exchange rates and our business; the anticipated impact of the U.S. Tax Reform (as defined herein) on our operations and our global tax rate; our expectations with respect to future pioneer incentives for limited portions of our Malaysian business; the impact of new wins, recent program transfers, and acquisitions; the anticipated impact of new accounting standards on our consolidated financial statements and the timing of related transition activities; the impact of longer-term contracts; our expectations with respect to increasing fulfillment services offered to customers; our intentions with respect to our U.K. Supplementary pension plan; and the potential use of cash, securities issuances and/or increased third-party indebtedness to fund our operations or acquisitions, and the potential adverse impacts of such uses on our liquidity, subordinate voting share price, debt leverage, agency ratings, business and/or operations. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers' ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; customer and end market concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs or customer disengagements; changes in our mix of customers and/or the types of products or services we provide; higher concentration of fulfillment services and/or other lower margin programs impacting gross profit; price, margin pressures, and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; price and other competitive factors affecting our Communications and Enterprise end markets; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers' business and outsourcing strategies, including the insourcing of programs; customer, competitor and/or supplier consolidation; integrating any acquisitions or strategic transactions (including "operate-in-place" arrangements); our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities, and potential negative impacts on our liquidity, financial condition and/or results of operations resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions or to otherwise fund our operations; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; our restructuring actions, including achieving the anticipated benefits therefrom, and the potential negative impact of transitions resulting from our restructuring actions on our operations; the incurrence of future impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control (including as a result of Brexit and/or policies or legislation proposed or instituted by the current U.S. administration, including the impact of the U.S. Tax Reform on our operations, or those of our customers, component suppliers and/or logistics partners); retaining or expanding our business due to execution issues relating to the ramping of new and existing programs or new offerings; the expansion or consolidation of our operations; recruiting or retaining skilled talent; changes to our operating model; changing commodity, material and component costs as well as labor costs and conditions; defects or deficiencies in our products, services or designs; non-performance by counterparties, including our former solar supplier, from whom we have accounts receivable outstanding; our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or policies or legislation proposed or instituted by the current U.S. administration; managing our global operations and supply chain; the failure to obtain (or a delay in obtaining) the necessary regulatory approvals or the failure to satisfy the other closing conditions required for our purchase of Atrenne, a material adverse change at Atrenne, the failure to consummate our purchase of Atrenne in a timely manner or at all, our failure to obtain adequate funding for the acquisition on acceptable terms, the purchase price varying from the expected amount, and if the acquisition is consummated, a failure to achieve the anticipated benefits therefrom, to successfully integrate the acquisition, to further develop our capabilities in the aerospace and defense market or otherwise expand our portfolio of solutions, and/or to achieve the other expected benefits from the acquisition; our dependence on industries affected by rapid technological change; any failure to adequately protect our intellectual property or the intellectual property of others; increasing income and other taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; the costs, timing and/or execution of relocating our existing Toronto manufacturing operations and/or corporate headquarters proving to be other than anticipated; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the variability of revenue and operating results; compliance with applicable laws, regulations, government grants and social responsibility initiatives; and current or future litigation, governmental actions, and/or changes in legislation. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business (including new business associated with acquisitions); the successful pursuit, completion and integration of acquisitions; the success in the marketplace of our customers’ products; the pace of change in our traditional end markets and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; that the impact of the U.S. Tax Reform on our operations will be as we currently anticipate; our ability to recover accounts receivable outstanding from a former solar supplier; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares under our current NCIB; compliance with applicable laws and regulations pertaining to NCIBs; applicable regulatory approvals will be obtained and the other closing conditions to our purchase of Atrenne will be satisfied in a timely manner; that our purchase of Atrenne will be consummated in a timely manner and on anticipated terms; that internal cash flow and our ability to incur further indebtedness under our revolving credit facility will be as expected in order to finance the Atrenne acquisition as anticipated; and that, once acquired, we are able to successfully integrate Atrenne, further develop our capabilities in the aerospace and defense market, expand our portfolio of solutions, and achieve the other expected benefits from the acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in the following end markets: Advanced Technology Solutions (ATS) (consists of our former Diversified and Consumer end markets, and is comprised of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer businesses), Communications (consists of our enterprise communications and telecommunications businesses), and Enterprise (consists of our servers and storage businesses). We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers’ supply chains as compared to their insourcing of these activities. We believe this results in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in sites and centers of excellence strategically located in North America, Europe and Asia.

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

The products and services we provide serve a wide variety of applications, including: servers; networking and telecommunications equipment; storage systems; converged systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products.

To increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as a leading company in the EMS industry. In connection therewith, we have recently completed our Global Business Services (GBS) initiative, which was focused on integrating, standardizing and optimizing our end-to-end business processes, and our Organizational Design (OD) initiative, which involved redesigning our organizational structure, with the goal of increasing the overall effectiveness of our organization by improving internal alignment, reducing complexity and increasing our speed to outcome. To streamline our processes and reduce costs, we have invested in automation and the connected factory. Our recently announced cost efficiency initiative, and related anticipated restructuring actions, are also intended to further streamline our business, increase operational efficiencies and improve our productivity.

A key focus for us is to grow our ATS end market (which constituted 32% of total revenue in 2017) in order to reduce the revenue concentration of our Communications and Enterprise end markets (which constituted an aggregate of 68% of total revenue in 2017). Our current priorities include (i) growing and diversifying our customer and product portfolios to help achieve longer-term consistency, increasing our revenue and improving operating margins, (ii) increasing the contribution from our ATS end market to our overall profitability, while continuing to invest in capabilities and targeted end markets, (iii) generating strong annual free cash flow and adjusted return on invested capital (“adjusted ROIC”) and (iv) continuing to improve our execution by focusing on increased productivity and simplification throughout our organization. We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. Operating margin, adjusted ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures” below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to the most directly comparable IFRS measures.

We believe that profitable revenue growth depends significantly on increasing sales and capabilities in our ATS businesses, as well as increasing sales to and expanding the range of services we provide to existing customers in all of our end markets for their current and future product generations. Accordingly, we will continue to focus on investing both organically and through acquisitions to expand our offerings of higher-value added services, including design and development, engineering, and after-market services. Our CCS businesses, together representing 68% of total revenue in 2017 (and consisting of our Enterprise and Communications end markets), generally experience a high degree of volatility in terms of revenue and service mix, as well as recent negative pricing pressures.  We were impacted by these adverse market conditions in 2017, and expect these conditions to continue in 2018.  To help grow our overall revenue and to offset these market factors, we are pursuing new customers and acquisition opportunities in our ATS businesses to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings. In support of this expansion, we have executed two “operate-in-place” outsourcing agreements with existing aerospace and defense customers, pursuant to which we provide manufacturing and after-market repair services for specific product lines at each customer’s site. Under such arrangements, we assume the workforce assigned to the relevant operations and purchase the required inventory. In addition, we expanded our capabilities in the aerospace and defense market with our November 2016 acquisition of Karel (defined below), and anticipate further expansion of our aerospace and defense and industrial capabilities should our acquisition of Atrenne Integrated Solutions, Inc. (Atrenne) be consummated (see “Recent developments” below).

Overview of business environment:

The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, demand can be volatile from period to period, and aggressive pricing is a common business dynamic, particularly in the Enterprise and Communications end markets. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers in terms of supporting their customers and generating appropriate returns. Because the EMS industry is working capital intensive, we believe that adjusted ROIC (discussed in “Non-IFRS measures” below), which is primarily based on non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies provide a range of services to a variety of customers and end markets. However, demand patterns are volatile, particularly in the Enterprise and Communications end markets, making customer revenue and mix, revenue by end market, and overall profitability difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models (including Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS)), shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the prevalence of solid state or flash memory technology as a replacement for hard disk drives, as well as the proliferation of software-defined technologies enabling the disaggregation of software and hardware, increased competition, oversupply of products, pricing pressures, and the volatility of the economy all contribute to the complexity of managing our operations and fluctuations in our financial results. For example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies has had an adverse impact on our customers, and consequently, our business.

In addition, uncertainty in the global economy and financial markets may impact current and future demand for our customers’ products and services, and consequently, the operations of EMS providers, including Celestica. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

External factors that could impact the EMS industry and our business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage should such events occur. Uncertainties resulting from Brexit, policies or legislation proposed or instituted by the current administration in the U.S., and/or increased tensions with North Korea, may adversely affect our business, results of operations and financial condition. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the United Kingdom from the European Union will have and how such withdrawal will affect us, our customers and their demand for our services. In addition, the current U.S. administration has created uncertainty with respect to, among other things, existing and proposed trade agreements (including the status of the North American Free Trade Agreement (NAFTA)), free trade generally, and potentially significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. We currently ship a significant portion of our worldwide production to customers in the U.S. from other countries. Changes to U.S. laws or policies may impact the pace of outsourcing by U.S. customers in the future, including the possibility of such customers' insourcing programs that were previously outsourced (including to companies like ours). It is unknown at this time to what extent new legislation, or pending or new regulatory proposals will be adopted in the U.S., if any, or the effect that such adoption may have on our business, including the full extent of the impact of recent U.S. tax reform (discussed in “Critical Accounting Policies and Estimates” below). However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade or taxation, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition.

We have significant suppliers that are important to our sourcing activities. If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's product, and/or have a material adverse impact on our operations, financial results and customer relationships. During 2017, we experienced materials constraints from certain suppliers, which caused delays in the production of customer products, and resulted in higher than expected levels of inventory. We expect these materials constraints and adverse impacts to continue in the near term.

Our ability to collect our accounts receivable and future sales depends, in part, on the financial strength of our customers. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our short-term cash flows, financial condition and/or operating results. From time to time, we have extended the payment terms applicable to certain customers, which has adversely impacted our working capital requirements, and increased our financial exposure and credit risk. In addition, customer financial difficulties or changes in the demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory. We also may be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Furthermore, if a customer bankruptcy occurs, our profitability may be adversely impacted by our failure to collect our accounts receivable in excess of our estimated allowance for uncollectible accounts or amounts insured (which occurred with respect to one of our solar customers during 2017, whose bankruptcy caused us to record accounts receivable provisions, discussed below). Additionally, our future revenues could be reduced by the loss of a customer due to bankruptcy. Our failure to collect accounts receivable and/or the loss of one or more major customers could have an adverse effect on our operating results, financial position and cash flows.

We cannot reliably determine if and to what extent customers or suppliers may have financial and other difficulties, whether we will be required to adjust our prices or the amount we pay for materials and components, or face collection issues with customers, or if customer or supplier bankruptcies will occur. In connection with our exit from the solar panel manufacturing business, we recorded aggregate charges in excess of $30 million to write down the carrying values of our solar panel manufacturing equipment, inventories and accounts receivable during 2016 and 2017. If we are unable to collect the current carrying value of our remaining solar assets ($2.6 million in solar panel manufacturing equipment and $6.7 million in solar accounts receivable as of December 31, 2017), we will incur additional asset write downs in future periods. See “Summary of 2017” below for further details.

Our business is also affected by customers who may shift production between EMS providers (including shifts to our competitors) for a number of reasons, including pricing concessions, more favorable terms and conditions, their preference or need to consolidate their supply chain capacity or the number of supply chain partners, tax benefits, new trade policies or legislation, or consolidation among customers. Customers may also choose to increase the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

While the demand environment remains volatile, driven largely by technology shifts and increased competition in the Communications and Enterprise end markets, we remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value. These efforts include a focus on the diversification of our customer mix and product portfolios to address changing needs, including a larger emphasis on fulfillment and after-market services, as well as broadening our ATS capabilities, including expanding our aerospace and defense, healthcare, smart energy, and industrial offerings, and continuing to expand the breadth of our JDM offerings in the areas of storage, network switching and converged storage and servers. The costs of investments that we deem desirable may be prohibitive, and therefore prevent us from achieving these diversification objectives. In addition, the ramping activities associated with investments that we do make may be significant and could negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

To reduce our reliance on any one customer or end market (including the concentration of our revenues in the Communications and Enterprise end markets), we continue to target new customers and services, including through our efforts to expand our ATS end market. As we expand our business and open new sites, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. We may also encounter difficulties in ramping and executing new programs. We may require significant investments in additional capabilities and increased working capital to support these new programs, including those associated with business acquisitions, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit our financial performance or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results. See “Summary of 2017” below for a discussion of our exit from the solar panel manufacturing business.

Recent developments:

Anticipated Acquisition to Broaden Capabilities in the Aerospace and Defense Market:

In January 2018, we entered into a definitive agreement to acquire Atrenne, a leading U.S. - based designer and manufacturer of ruggedized electromechanical solutions. This acquisition is intended to expand our capabilities, improve our diversification, and bolster our leadership position within the aerospace and defense market. Atrenne's capabilities include connectors, machining, and the thermal and mechanical design and manufacture of ruggedized chassis and enclosures, primarily for military and commercial aerospace applications. We also believe that Atrenne's capabilities in the design and manufacture of value-added mechanical solutions will expand our service offerings for industrial customers. The purchase price for Atrenne is approximately $139 million (subject to specific adjustments as set forth in the definitive agreement), which we intend to finance with a combination of cash on hand and availability under the revolving portion of our credit facility. The transaction is expected to close in the second quarter of 2018, subject to receipt of applicable regulatory approvals and satisfaction of other customary closing conditions. However, there can be no assurance that this acquisition will be consummated in a timely manner, or at all.

Toronto Real Property Update:

As previously disclosed, and assuming the timely satisfaction of various conditions, we currently anticipate the sale of our Toronto corporate headquarters and manufacturing operations to close during 2018. See “Liquidity — Cash requirements” below. However, there can be no assurance that this transaction will be completed during 2018, or at all. Whether or not the sale is consummated, we are moving our existing Toronto manufacturing operations to another location in the Greater Toronto area, and in connection therewith, entered into a long-term lease in November 2017 with occupancy anticipated to commence at the end of the first quarter of 2018. We currently expect to complete the transition to this new manufacturing location by the end of the first quarter of 2019. In addition, should the sale be consummated, we will enter into a short-term interim lease with the purchasers of our Toronto real property for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments, including taxes and utilities), followed by a long-term lease with such purchasers for our new corporate headquarters, and intend to move such headquarters to a temporary location while space in a new office building (to be built by such purchasers on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017 and is expected to continue into 2019) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize, as well as transition-related costs which we will record in other charges. The costs, timing, and execution of these relocations could have a material adverse impact on our business, our operating results and our financial position. See “Liquidity — Cash requirements” below and notes 16(d) and 18 to our 2017 audited consolidated financial statements.

End Markets:

Commencing in the first quarter of 2017, we aligned our end markets into two customer focused areas: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS end market consists of our former Diversified and Consumer end markets, and is comprised of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer businesses. CCS consists of our Communications and Enterprise end markets (the latter of which is comprised of our servers and storage businesses, which were combined into one end market as a result of their converging technologies). All period percentages herein reflect these changes.

The competitive landscape in the CCS area remains aggressive, as demand growth is moving from traditional enterprise network infrastructure providers to cloud-based service providers, resulting in aggressive bidding from EMS providers and increased competition from original design manufacturers as they further penetrate these markets. In addition, although we offered a broad range of services to our CCS customers in 2017, we experienced a shift in the mix of our programs, in particular, growth in our lower-margin fulfillment services. This shift in mix, combined with the pricing pressures described above, demand volatility, and investments we have made to grow our higher-value added after-market services, resulted in lower than anticipated revenues and margins in our CCS businesses during 2017. As a result of the high concentration of our business in the CCS marketplace, we expect continued competitive pressures, aggressive pricing and technology-driven demand shifts, as well as certain materials constraints, to negatively impact our CCS businesses in future periods. We intend to continue to monitor these dynamics and focus on cost management in response to these factors, including our new cost efficiency initiative (discussed under “Restructuring Update” below), which is targeted, in part, towards margin improvements in our CCS businesses.

Restructuring Update:

During the fourth quarter of 2017, we recorded $6.6 million of restructuring charges to complete actions previously identified as part of our OD and GBS initiatives, and an additional $8.0 million of restructuring charges in connection with our new cost efficiency initiative described below.

In response to challenging markets and continued margin pressures (driven primarily by volatility in our Communications and Enterprise end markets), we announced in October 2017 our intention to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance, and engaged an outside consultant to identify cost reduction opportunities throughout our network, including through increased operational efficiencies and productivity improvements. In connection therewith, we have commenced the implementation of additional restructuring actions under a new cost efficiency initiative. Such initiative will include reductions to our workforce, the potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We currently estimate that we will incur aggregate restructuring charges of between $50.0 million and $75.0 million, which will consist primarily of cash charges, with respect to our cost efficiency initiative, including $8.0 million of the $14.6 million in cash restructuring charges we recorded in the fourth quarter of 2017. We currently expect restructuring charges under this initiative to continue through mid-2019. We anticipate that our cost efficiency initiative, combined with the anticipated expansion of our ATS product mix, will result in improved non-IFRS operating margins by the second half of 2018.

Launch of New NCIB:

In November 2017, the Toronto Stock Exchange (TSX) accepted our notice to launch a new NCIB (2017 NCIB), which allows us to repurchase, at our discretion, until the earlier of November 12, 2018 or the completion of the purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market, or as otherwise permitted. Since the commencement of the 2017 NCIB through February 14, 2018, we paid $36.9 million (including transaction fees) to repurchase and cancel 3.5 million subordinate voting shares at a weighted average price of $10.48 per share.

Senior Management Changes:

Mr. Todd Cooper was appointed Chief Operations Officer, effective January 4, 2018, following the departure of Mr. Glen McIntosh at the end of 2017.

We previously announced the departure of Mr. Darren Myers, our former Chief Financial Officer, effective at the end of July 2017. Upon such announcement, we appointed Mr. Mandeep Chawla (formerly Senior Vice President, Finance) as interim Chief Financial Officer during our search for a permanent replacement. After conducting a full and diligent search process, we appointed Mr. Chawla as Chief Financial Officer, effective October 19, 2017.

Board Member Resignations:

During 2017, two of our board members, Mr. Joseph M. Natale and Mr. Thomas S. Gross, resigned from Celestica's Board.

Program Transfer:

In September 2017, one of our existing aerospace and defense customers outsourced certain operations to us. As part of a 10-year “operate-in-place” agreement, we currently provide manufacturing and after-market repair services for electromechanical and electronic assemblies across a wide array of technologies at the customer’s site. We have also assumed the workforce assigned to these operations and purchased approximately $5 million in related inventory. This agreement further expanded our relationship with this customer, enhanced our ability to provide end-to-end product lifecycle solutions to our customers, and supports our strategy of growing our aerospace and defense business.

Brazilian Assessment:
In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $12 million at year-end exchange rates) for such years.
Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.
See “Summary of 2017” below for an update on our exit from the solar panel manufacturing business.

Summary of 2017

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2017 and the financial performance, comprehensive income and cash flows for the year ended December 31, 2017. See “Critical Accounting Policies and Estimates” below.

 The following table sets forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Year ended December 31
	2015	2016	2017
Revenue	$5,639.2	$6,016.5	$6,110.5
Gross profit	391.1	427.6	417.8
Selling, general and administrative expenses (SG&A)	207.5	211.1	203.2
Other charges	35.8	25.5	37.0
Net earnings	66.9	136.3	105.0
Diluted earnings per share	$0.42	$0.95	$0.72

	December 31 2016	December 31 2017
Cash and cash equivalents	$557.2	$515.2
Borrowings under credit facility	227.5	187.5
Total assets	2,822.3	2,944.7

Revenue of $6.1 billion for 2017 increased 2% compared to 2016. Compared to 2016, revenue dollars in 2017 from our Enterprise end market were relatively flat, as growth from new programs primarily in the first half of 2017 was offset by softer demand in the second half of 2017. Revenue dollars from our ATS end market were also relatively flat compared to 2016 as growth in our semiconductor business and from new programs (discussed in “Operating Results” below) were offset by a 7% decrease in revenue due to our exit from the solar panel manufacturing business, and a decrease in revenue due to the completion of programs with one of our then-largest consumer customers during the third quarter of 2016. Despite revenue dollars and revenue concentration (32%) being relatively flat compared to 2016, revenue concentration from our ATS end market increased to 33% of total revenue for the fourth quarter of 2017, compared to 29% for the fourth quarter of 2016 and 31% for the third quarter of 2017. We currently expect revenue from our ATS end market to continue to grow in future periods from organic growth, as well as from acquisition activities (however, there can be no assurance that any acquisitions will occur in a timely manner, or at all). Revenue dollars from our Communications end market increased 4% compared to 2016 primarily due to demand strength in certain programs and new program growth (including with respect to our fulfillment services and JDM programs). Although Communications revenue increased compared to 2016, we experienced slower growth rates (particularly in the second half of 2017) compared to the prior year primarily due to new programs from 2016 reaching their full production levels, and increased pricing pressures and late changes in demand from certain customers in 2017.

Gross profit of $417.8 million (6.8% of total revenue) for 2017 decreased 2% compared to $427.6 million (7.1% of total revenue) for 2016. Gross profit and gross margin for 2017 were negatively impacted by unfavorable changes in program mix, increased pricing pressures and higher ramping costs, offset in part by margin improvements in our ATS end market. During 2017, our Communications and Enterprise end markets faced increased pricing pressures (see “Recent developments — End markets” above), and were also negatively impacted by a higher concentration than in 2016 of new programs, including fulfillment services, that contributed significantly lower gross profit than our historical full-service traditional EMS programs. We also incurred additional ramping costs with respect to new programs, including aerospace and defense programs, as well as programs that required the establishment of infrastructures in multiple jurisdictions. Gross profit and gross margin for our ATS end market in 2017 increased compared to the prior year, as a result of increases in each of our semiconductor and former solar businesses (the latter as a result of lower provisions recorded in 2017), offset in part by the completion of consumer programs which benefited gross margin in 2016. The gross margin for our former solar business was negatively impacted in 2016 by higher provisions (accounting for 15 basis points in 2016), primarily to write-down the carrying value of our solar panel inventory to then-recoverable amounts). SG&A for 2017 decreased $7.9 million to $203.2 million compared to 2016, primarily due to lower foreign exchange losses, stock-based compensation expense, and variable expenses in 2017 (described under “Operating Results” below). Other charges for 2017 increased $11.5 million to $37.0 million compared to 2016, primarily due to $12 million of recoveries of damages related to a legal settlement in 2016, and $3.1 million in higher acquisition-related costs in 2017, offset in part by the costs to settle a legal matter during 2016. Net earnings for 2017 of $105.0 million decreased $31.3 million compared to 2016, primarily due to $9.8 million in lower gross profit and $11.5 million in higher other charges in 2017 as discussed above, as well as $14 million of refund interest income that benefited 2016.

New tax legislation was enacted in the U.S. in December 2017. In connection therewith, in the fourth quarter of 2017, we recorded a one-time, non-cash increase to our deferred income tax expense of $2.0 million, to re-value our recognized net deferred tax assets. Net income tax expense for 2016 was favorably impacted by a reversal of $45 million Canadian dollars (approximately $34 million at the exchange rate at the time of recording) in provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries, offset in part by withholding taxes, deferred tax expense relating to the anticipated repatriation of undistributed earnings from certain Chinese subsidiaries, and negative impacts related to taxable foreign exchange. See “Operating Results — Income taxes” below for further details.

We made the decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. As part of this exit, we terminated (prior to its scheduled expiration) a supply agreement with an Asia-based solar cell supplier under which we had made specific cash advances. All such cash advances were repaid in full by the end of the second quarter of 2017 (December 31, 2016 — $12.5 million). Under this supply agreement, we also manufactured and sold completed solar panels to this supplier as a customer (discussed below). In connection with our exit from this business, we wrote down the carrying values of our solar panel manufacturing equipment (by $19.0 million) and inventories (by approximately $10 million) during 2016 to then-recoverable amounts, and completed production of the final solar panels in the first quarter of 2017. During 2017, we incurred operating losses related to the wind-down of our solar panel manufacturing operations, and recorded additional provisions of $0.9 million to further write down the carrying value of our remaining solar panel inventory (to reflect lower prices obtained in then-current purchase orders), a provision of $0.5 million to write down the carrying value of our solar accounts receivable (primarily as a result of a solar customer's bankruptcy) to recoverable amounts, and net impairment charges of $3.8 million (through restructuring) to further write down the carrying value of our solar panel manufacturing equipment (which was classified as assets held-for-sale) to its estimated fair value less costs to sell, based on executed sale agreements. Such equipment was valued at $2.6 million as of December 31, 2017. We currently expect the sale of such equipment to be completed by the end of the first quarter of 2018. A substantial portion of our solar panel manufacturing equipment was subject to finance lease agreements. As of December 31, 2017, our outstanding lease obligations for this equipment totaled $11.1 million. In anticipation of the sale, we terminated and settled these lease obligations in full in January 2018. During the third quarter of 2017, we shipped all of our remaining solar panel inventory to customers, including to the former solar supplier described above. As of December 31, 2017, we had $6.7 million of outstanding solar accounts receivable, all from the former solar supplier described above, which we expect to collect in the first quarter of 2018. If we are unable to recover the carrying value of these amounts owed to us, we will incur additional write-downs to these receivables in future periods.

Our cash and cash equivalents at December 31, 2017 were $515.2 million (December 31, 2016 — $557.2 million). Our cash provided by operating activities of $127.0 million for 2017 decreased $46.3 million compared to $173.3 million for 2016, primarily due to $52 million of income tax refunds which benefited cash in 2016 and the decrease in net earnings in 2017 compared to 2016, offset in part by lower working capital requirements in 2017 as compared to the prior year (discussed below).

At December 31, 2017, we sold $80.0 million (December 31, 2016 — $50.0 million) of accounts receivable (A/R) under our A/R sales program and sold $52.3 million (December 31, 2016 — $51.4 million) to a third-party bank under a customer's supplier financing program, all of which have been de-recognized from our accounts receivable balances. We utilized this customer's supplier financing program to substantially offset the effects of extended payment terms required by such customer on our working capital for the period. See “Capital Resources” below. We increased the amount of A/R sold under our A/R sales program in 2017 compared to 2016 as an alternative to drawing on the revolving portion of our credit facility (Revolving Facility).

At December 31, 2017, we had $187.5 million outstanding under the term loan portion of our credit facility (Term Loan) (December 31, 2016 — $212.5 million) and no amounts outstanding under our Revolving Facility (December 31, 2016 — $15.0 million). We repaid the remaining $15.0 million outstanding under the Revolving Facility in the first quarter of 2017, and made four scheduled quarterly principal repayments totaling $25.0 million under the Term Loan in each of 2016 and 2017. See “Liquidity and Capital Resources — Liquidity — Cash requirements” below.

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to NCIBs and substantial issuer bids (SIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares purchased in the open market during the term of such NCIB to satisfy delivery obligations under our stock-based compensation plans. We enter into program share repurchases (PSRs) from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker for the right to receive a variable number of subordinate voting shares upon such PSR's completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of such shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon such PSR's completion.

In November 2017, the TSX accepted our notice to launch the 2017 NCIB. See “Overview — Recent developments” above. Since the commencement of this NCIB through December 31, 2017, we paid $19.9 million (including transaction fees) to repurchase and cancel 1.9 million subordinate voting shares at a weighted average price of $10.58 per share. In addition, we repurchased 1.4 million subordinate voting shares during 2017 (0.3 million of which were repurchased under the 2017 NCIB) to satisfy delivery obligations under our stock-based compensation plans.

See “Overview — Recent developments” above for a discussion of our recent acquisition activities.

Summary of 2016

Revenue of $6.0 billion for 2016 increased 7% compared to 2015. Compared to 2015, revenue dollars in 2016 from our Communications end market increased 12%, primarily driven by demand strength and new program wins. Revenue dollars from our ATS end market increased 8% from 2015 primarily due to new program ramps in our smart energy business (including new solar programs prior to our exit from that business), and a new “operate-in-place” program outsourced to us from one of our aerospace and defense customers in April 2015, offset in part by completion of programs with one of our then-largest Consumer customers. Revenue dollars from our Enterprise end market in 2016 decreased 3% compared to 2015, primarily due to customer demand softness.

Gross profit of $427.6 million (7.1% of total revenue) for 2016 increased 9% compared to $391.1 million (6.9% of total revenue) for 2015, primarily driven by higher revenue levels in 2016 and margin improvements in our ATS end market, including our semiconductor business and our then-solar business, partially offset by changes in program mix as some of our 2016 programs contributed lower gross profit than past programs. Our solar margins for 2016 improved compared to 2015 despite the higher provisions recorded in 2016 (accounting for approximately 15 basis points) primarily to write down the value of our solar panel inventory in the second half of 2016 to then-current market prices (see discussion above). SG&A for 2016 of $211.1 million increased compared to $207.5 million in 2015. Net earnings for 2016 of $136.3 million were $69.4 million higher compared to 2015, primarily due to higher gross profit, lower other charges (driven by $12 million of recoveries of damages related to a legal settlement in 2016) and a net benefit of approximately $32 million related to income taxes, comprised primarily of income tax recoveries and related refund interest income attributable to the resolution of certain previously disputed tax matters in Canada, offset in part by withholding taxes and income tax expense related to taxable foreign exchange. See “Operating Results — Income taxes” below for further details.

In connection with our decision in the fourth quarter of 2016 to exit the solar panel manufacturing business, we recorded restructuring charges in the fourth quarter of 2016 to close our solar panel manufacturing operations at our two locations, including $19.0 million in impairment charges to write down the carrying value of our solar panel manufacturing equipment to recoverable amounts. We also recorded inventory provisions of approximately $10 million in 2016, primarily in the third quarter of 2016, to write down our solar inventory to recoverable amounts as a charge through cost of sales.

Our cash and cash equivalents at December 31, 2016 were $557.2 million (December 31, 2015 — $545.3 million). Our cash provided by operating activities was $173.3 million for 2016 compared to $196.3 million for 2015, primarily due to higher working capital requirements in 2016, offset in part by the increase in net earnings for 2016 described above and the cash income tax refund of $52 million we received during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and related interest income resolution of previously disputed tax matters. See “Operating Results — Income taxes” below for further details.

At December 31, 2016, we sold $50.0 million (December 31, 2015 — $50.0 million) of accounts receivable (A/R) under our A/R sales program and sold $51.4 million to a third-party bank under a customer's supplier financing program that we joined in the fourth quarter of 2016. See “Liquidity and Capital Resources — Liquidity — Capital requirements” below.

At December 31, 2016, we had an aggregate of $227.5 million outstanding under our credit facility, including $212.5 million outstanding under the Term Loan (December 31, 2015 — an aggregate of $262.5 million outstanding under our credit facility, including $237.5 million outstanding under the Term Loan). During the first quarter of 2016, we borrowed $40.0 million under the Revolving Facility, partly to fund the PSR described below. During 2016, we repaid $50.0 million of the amount outstanding under the Revolving Facility and made four scheduled quarterly principal repayments totaling $25.0 million under the Term Loan. See “Liquidity and Capital Resources — Liquidity — Cash requirements” below.

On February 22, 2016, the TSX accepted our notice to launch an NCIB (2016 NCIB) which was amended in March 2016 to permit PSRs. The 2016 NCIB allowed us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2016, we paid an aggregate of $34.3 million (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased at a weighted average price of $10.69 per share under a $30.0 million PSR funded in March 2016. We did not repurchase any subordinate voting shares for cancellation in 2016 prior to the launch of the 2016 NCIB, and we did not repurchase any shares for cancellation under the 2016 NCIB during 2017. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2016 NCIB was reduced by 1.6 million subordinate voting shares we purchased in the open market during 2016 to satisfy delivery obligations under our stock-based compensation plans.

In November 2016, we acquired the business assets of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel) for a cash purchase price of $14.9 million. Karel is a manufacturing services company that specializes in complex wire harness assembly, systems integration, sheet metal fabrication, welding and machining serving primarily aerospace and defense customers. This acquisition supported our strategy to accelerate our growth in the aerospace and defense market through the addition of value-add capabilities and services.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash cycle days:
Days in A/R	45	43	43	42	47	43	44	44
Days in inventory	60	59	58	55	62	61	64	66
Days in A/P	(58)	(55)	(55)	(53)	(59)	(56)	(56)	(56)
Cash cycle days	47	47	46	44	50	48	52	54
Inventory turns	6.1x	6.2x	6.3x	6.6x	5.9x	6.0x	5.7x	5.6x

	2016				2017
	March 31	June 30	September 30	December 31 (i)	March 31 (i)	June 30 (i)	September 30 (i)	December 31 (i)
Amount of A/R sold (in millions)	$60.0	$60.0	$50.0	$101.4	$94.5	$115.4	$105.1	$132.3

(i)
Includes $52.3 million of A/R sold to a third-party bank at December 31, 2017 ($55.1 million at September 30, 2017; $65.4 million at June 30, 2017; $44.5 million at March 31, 2017; $51.4 million at December 31, 2016) in connection with a customer's uncommitted supplier financing program that we joined in the fourth quarter of 2016. We utilized this program to receive earlier payment on such customer's A/R, to substantially offset the effect of extended payment terms required by such customer on our working capital.

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

Management also reviews other non-IFRS measures including adjusted net earnings, operating margin, adjusted ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2017 audited consolidated financial statements. The following is a discussion of those accounting policies which management considers to be “critical,” defined as accounting policies that management believes are both most important to the portrayal of our financial condition and results and require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, discount and terminal growth rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets (see note 16(b) to our 2017 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 19 to our 2017 audited consolidated financial statements). Other than changes to our estimates of the fair value of our solar panel manufacturing equipment, we did not identify any triggering event during 2017 that would indicate the carrying amount of our assets or CGUs may not be recoverable.
Inventory valuation:
We procure inventory and manufacture based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work-in-progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products or services are less favorable than originally projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the relevant suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs. See “Operating Results — Gross margin” below for a discussion of the write down in the value of our solar panel inventory during 2017 and 2016.
Assets classified as held for sale:
We classify assets as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition to qualify as an asset held for sale. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and are no longer depreciated. The determination of fair value less costs to sell involves judgment by management of the probability and timing of disposition and the expected amount of recoveries and costs. We may engage independent third parties to assist in the determination of the estimated fair values less costs to sell for assets classified as held for sale. At the end of each reporting period, we evaluate the appropriateness of our estimates and assumptions. We may require adjustments to reflect actual experience or changes in estimates. During the second quarter of 2017, we wrote down the value of our solar panel manufacturing equipment to its estimated fair value less costs to sell based on then-broker estimates. We recorded a $1.4 million reversal to such write-down in the fourth quarter of 2017 based on executed sales agreements. See “Summary of 2017” for details of charges recorded with respect to our solar panel manufacturing equipment.
Income taxes:
We record income tax expense or recovery based on taxable income earned or loss incurred in each tax jurisdiction where we operate at the enacted or substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, we engage in many transactions for which the ultimate tax outcome is uncertain and therefore estimates are required for exposures related to potential and actual examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. Management periodically evaluates the positions taken in our tax returns with respect to situations in which applicable tax rules are subject to interpretation. We establish provisions related to tax uncertainties where appropriate, based on our estimate of the amount that ultimately will be paid to or received from the tax authorities. The various judgments and estimates by management in establishing provisions related to tax uncertainties significantly affect the amounts we recognize in our consolidated financial statements. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. We believe that our income tax liability reflects the probable outcome of our income tax obligations based on known facts and circumstances; however, the final income tax outcome may be different from our estimates. A change to these estimates could impact our income tax provision.
We recognize deferred income tax assets to the extent we believe it is probable, based on management’s estimates, that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. We consider factors such as the reversal of taxable temporary differences, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the amount of deferred income tax assets we recognize. We review our deferred income tax assets at each reporting date and reduce them to the extent it is no longer probable that we will realize the related tax benefits.
The U.S. Tax Cuts and Jobs Act (U.S. Tax Reform) was enacted on December 22, 2017 and became effective January 1, 2018. Although the legislative changes contained in the U.S. Tax Reform are extensive and the interpretation of several aspects of such Tax Reform is still unclear, we recorded an income tax expense for all significant known and determinable impacts during the fourth quarter of 2017. In connection with the reduction in U.S. federal corporate tax rates from 35% to 21%, we recorded a one-time, non-cash increase to our deferred income tax expense of $2.0 million, or $0.01 per diluted share, to re-value our recognized net deferred tax assets. We believe we have recorded all significant one-time impacts resulting from the U.S. Tax Reform in the fourth quarter of 2017, but will continue to assess additional impacts, if any, throughout 2018 as they become known due to changes in our interpretations and assumptions, as well as additional regulatory guidance that may be issued.
Certain aspects of the U.S. Tax Reform are not expected to have a significant impact on us, including the one-time transition tax on foreign unremitted earnings and the base erosion and anti-abuse tax, while other aspects of the U.S. Tax Reform may have a positive impact on our future U.S. income tax provision, such as the elimination of the U.S. corporate alternative minimum tax. Although we cannot quantify the potential future impact at this time, we do not expect the U.S. Tax Reform to have a significant impact on our future global tax rate.

Goodwill, intangible assets and property, plant and equipment:
We estimate the useful lives of intangible assets and property, plant and equipment based on the nature of the asset, historical experience, the projected period of expected future economic benefits to be provided by the asset, the terms of any related customer contract, and expected changes in technology. We review the carrying amounts of goodwill, intangible assets and property, plant and equipment for impairment on an annual basis and whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset or CGU may not be recoverable. If any such indication exists, we test the carrying amount of an asset or a CGU for impairment. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment in the fourth quarter of the year to correspond with our annual planning cycle. Judgment is required in the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted prior to the annual assessment.
We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Our expected value-in-use is determined based on the discounted cash flows of the relevant asset, CGU or group of CGUs. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we engage independent brokers to obtain market prices to estimate our real property and other asset values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU or group of CGUs to reduce the carrying amount of its goodwill, and then to reduce the carrying amount of other assets in such CGU or group of CGUs generally on a pro rata basis. See notes 16(a) and 16(b) to our 2017 audited consolidated financial statements for a description of impairment charges recorded through restructuring during 2016 and 2017, and impairment charges to property, plant and equipment recorded in 2015.
We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for property, plant and equipment and intangible assets if the losses we recognized in prior periods no longer exist or have decreased as a result of changes in circumstances. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of the reversal will be limited to the carrying amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.
Restructuring charges:
We incur restructuring charges relating to workforce reductions, site consolidations, and costs associated with businesses we are downsizing or exiting. Our restructuring charges include employee severance and benefit costs, gains, losses or impairments related to owned sites and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs related to leased sites and equipment we no longer use.
The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring plans. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any anticipated sublease recoveries from exited sites, and the timing of disposition and estimated fair values less costs to sell of assets we no longer use and which are available for sale. We develop detailed plans and record termination costs in the period that employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on their fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the estimated fair values less costs to sell for these assets. For leased sites that we intend to exit, the lease obligation costs represent future contractual lease payments and cancellation fees, if any, less estimated sublease recoveries, if any. We recognize any change in provisions due to the passage of time as finance costs. To estimate future sublease recoveries, we engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in estimates for future periods. See note 16(a) to our 2017 audited consolidated financial statements for a discussion of restructuring charges recorded in 2015 — 2017.
Legal and other contingencies:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. The filing of a suit or formal assertion of a claim does not automatically trigger a requirement to record a provision. We recognize a provision for loss contingencies, including legal claims, based on management’s estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third party advisors in making our determination. The ultimate outcome, including the amount and timing of any payments required, may vary significantly from our original estimates. Potential material legal and other contingent obligations that have not been recognized as provisions, as the outcome is remote or not probable, or the amount cannot be reliably estimated, are disclosed as contingent liabilities.

Warranty:
We offer product and service warranties to our customers. We record a provision for future warranty costs based on management’s estimate of probable claims under these warranties. In determining the amount of the provision, we consider several factors including the terms of the warranty (which vary by customer, product or service), the current volume of products sold or services rendered during the warranty period, and historical warranty information. We review and adjust these estimates as necessary to reflect our experience and new information. The amount and aging of our provision will vary depending on various factors including the length of the warranty offered, the remaining life of the warranty and the extent and timing of warranty claims. We classify the portion of our warranty provision for which payment is expected in the next twelve months as current, and the remainder as non-current.
Financial assets and financial liabilities:
We review financial assets at each reporting date and these are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset have been negatively impacted. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset’s original discount rate, and we recognize this loss in our consolidated statement of operations.
We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets. The inputs we use include discount rates and forward exchange rates. Changes in these inputs can cause significant volatility in the fair value of our financial instruments in the short-term.
We enter into forward exchange contracts and swaps to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that are considered highly probable and to hedge foreign-currency denominated balances. We use estimates to forecast future cash flows and the future financial position of net monetary assets or liabilities denominated in foreign currencies. We apply hedge accounting to those hedge transactions that are considered effective. Management assesses the effectiveness of hedges by comparing actual outcomes against these estimates on a regular basis. Subsequent revisions in estimates of future cash flow forecasts, if significant, may result in the discontinuation of hedge accounting for that hedge.
Pension and non-pension post-employment benefits:
We have pension and non-pension post-employment benefit costs and liabilities that are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. The fair values of our pension assets were based on a measurement date of December 31, 2017. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension expense and required funding.
To mitigate the actuarial and investment risks of our defined benefit pension plans, we from time to time purchase annuities (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the pension obligations. Where annuities are purchased on behalf of, and held by the pension plan, the relevant employer retains the ultimate responsibility for the payment of benefits to plan participants, and we retain the pension assets and liabilities on our consolidated balance sheet. These annuity purchases have resulted in losses in past periods (and may apply to future annuity purchases), as a result of the reduction in the value of the plan assets to the value of the plan obligations as of the date of the annuity purchase. We record these non-cash losses in other comprehensive income (OCI) on our consolidated balance sheet and simultaneously reclassify such amounts to deficit in the same period. Alternatively, where we purchase annuities from insurance companies on behalf of applicable plan participants with the intention of winding up the relevant plan in the future (with the expectation of transferring the annuities to the individual plan members), the insurance company assumes responsibility for the payment of benefits to the relevant plan participants once the wind-up is complete. In this case, settlement accounting is applied to the purchase of the annuities and the non-cash loss (if any)

is recorded in other charges in our consolidated statement of operations. In addition, both the pension assets and liabilities will be removed from our consolidated balance sheet once the wind-up of the plan is complete. See note 19(a) to our 2017 audited consolidated financial statements.

Employee stock-based compensation:

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
Options are exercisable for subordinate voting shares. We recognize the grant date fair value of options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options that we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock on our consolidated balance sheet. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), and the risk-free interest rate.
The cost we record for RSUs and 40% of PSUs granted annually is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to the achievement of pre-determined financial targets over a specified period, is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the expected level of achievement of such performance condition. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period.
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
Business combinations:
We use the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment. Potential obligations for contingent consideration and contingencies are also recorded at fair value as of the acquisition date. We record subsequent changes in the fair value of such potential obligations from the date of acquisition to the settlement date in our consolidated statement of operations.
We use judgment to determine the estimates to value identifiable net assets and the fair value of contingent consideration, if applicable, at the acquisition date. We may engage independent third parties to determine the fair value of property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors.

Operating Results

Our annual and quarterly operating results, including our product and service volumes, revenues, and working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for, and success in the marketplace of, their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide (as discussed below); the rate at which, the costs associated with, and the execution of, new program ramps; volumes and the seasonality of our business; price competition and other competitive factors; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and/or our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, re-balancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as any acquisitions. The volume, profitability and the location of new business awards vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2015	2016	2017
Revenue	100.0%	100.0%	100.0%
Cost of sales	93.1%	92.9%	93.2%
Gross profit	6.9%	7.1%	6.8%
SG&A	3.7%	3.5%	3.3%
Research and development costs	0.4%	0.4%	0.4%
Amortization of intangible assets	0.2%	0.1%	0.1%
Other charges	0.6%	0.4%	0.6%
Finance costs, net of refund interest income	0.1%	—%	0.2%
Earnings before income tax	1.9%	2.7%	2.2%
Income tax expense	0.7%	0.4%	0.5%
Net earnings	1.2%	2.3%	1.7%

 Revenue:

Revenue of $6.1 billion for 2017 increased 2% compared to 2016. Compared to revenue from our end markets in 2016, revenue dollars from our Communications end market increased 4% in 2017, and revenue dollars from our ATS and Enterprise end markets were relatively flat in 2017, due to the factors discussed in “Summary of 2017” above and the discussions below.

Revenue of $6.0 billion for 2016 increased 7% compared to 2015. Compared to revenue from our end markets in 2015, revenue dollars from our Communications end market increased 12% in 2016, revenue dollars from our ATS end market increased 8% in 2016, and revenue dollars from our Enterprise end market decreased 3% in 2016, due to the factors discussed in “Summary of 2016” above and the discussions below.

The following table sets forth revenue from our end markets as a percentage of our total revenue for the periods indicated:

	2015	2016	2017
ATS	32%	32%	32%
Communications	40%	42%	43%
Enterprise	28%	26%	25%
Revenue (in billions)	$5.64	$6.02	$6.11

Due to the converging technologies of our storage and servers businesses, we combined them into a single “Enterprise” end market for reporting purposes, commencing with the quarter ended March 31, 2017. In addition, due to the decreasing size of our Consumer end market, we added it to our former Diversified end market to create our ATS end market for reporting purposes, commencing with the quarter ended March 31, 2017. All period percentages reflect these changes. See “Recent developments” above.

Our product and service volumes, revenue and operating results vary from period-to-period depending on various factors, including the success in the marketplace of our customers’ products, changes in demand from our customers for the products we manufacture, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the transfer of programs among our sites at our customers’ request, the costs, terms, timing and execution of new program ramps, and the impact of seasonality on various end markets. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers’ transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period-to-period. See “Overview” above.

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, the numerous factors described above that affect our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

Our ATS end market represented 32% of total revenue for each of 2017, 2016 and 2015. Revenue dollars from our ATS end market for 2017 were relatively flat in 2017 compared to 2016, as growth in our semiconductor business and from new programs were offset by a 7% decrease in revenue due to our exit from the solar panel manufacturing business, and a decrease in revenue due to the completion of programs with one of our then-largest consumer customers during the third quarter of 2016. ATS revenue for 2017 benefited from a new “operate-in-place” program outsourced to us from one our aerospace and defense customers in September 2017, as well as our Karel acquisition completed in November 2016. Despite revenue dollars and revenue concentration (32%) for 2017 being relatively flat compared to 2016, revenue concentration from our ATS end market increased to 33% of total revenue for the fourth quarter of 2017, compared to 29% for the fourth quarter of 2016 and 31% for the third quarter of 2017. We currently expect revenue from our ATS end market to continue to grow in future periods from organic growth, as well as from acquisition activities (however, there can be no assurance that any acquisitions will occur in a timely manner, or at all). Revenue dollars from our ATS end market for 2016 increased 8% compared to 2015, primarily due to new program ramps in our smart energy business, including new solar programs prior to our exit from that business, and a new “operate-in-place” program outsourced to us from an aerospace and defense customer in April 2015.

Our Communications end market represented 43% of total revenue for 2017, compared to 42% for 2016 and 40% for 2015. Revenue dollars from this end market in 2017 increased 4% compared to 2016, primarily due to demand strength in certain programs and new program growth (including with respect to our fulfillment services and JDM programs). Although Communications revenue increased compared to 2016, we experienced slower growth rates (particularly in the second half of 2017), compared to the prior year primarily due to new programs from 2016 reaching their full production levels, and increased pricing pressures and late changes in demand from certain customers in 2017. We expect adverse pricing pressures to continue in future periods in this end market (see “Recent developments — End markets” above). Revenue dollars from this end market in 2016 increased 12% compared to 2015, primarily driven by demand strength from certain customer programs and new program wins.

Our Enterprise end market represented 25% of total revenue for 2017, 26% for 2016 and 28% for 2015. In 2017, revenue dollars from our Enterprise end market were relatively flat compared to 2016, as growth from new programs primarily in the first half of 2017 was offset by softer demand in the second half of 2017. We also expect adverse pricing pressures to continue in future periods in this end market (see “Recent developments — End markets” above). Revenue dollars from this end market in 2016 decreased 3% compared to 2015, due primarily to customer demand softness.

Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 71% of total revenue for 2017 (2016 — 68%; 2015 — 67%). For 2017, we had two customers that individually represented more than 10% of total revenue (2016 — two customers; 2015 — three customers). Cisco Systems and Juniper Networks accounted for 18% and 13%, respectively, of our total revenue for 2017 (2016 — Cisco Systems (19%) and Juniper Networks (11%); 2015 — Cisco Systems (16%), IBM (10%) and Juniper Networks (12%)). Whether any of our customers individually accounts for more than 10% of our total revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers' products, the extent and timing of new program wins, follow-on business, program completions or losses, the phasing in or out of programs, the relative growth rate or decline of our business with our various customers, price competition and changes in our customers' supplier base or supply chain strategies, and the impact of seasonality on our business.

We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. Changes in the types of product or services we provide to our customers in a particular period may also adversely impact our margins and operating results for such period. For example, providing a relatively higher concentration of fulfillment services (which occurred in 2017 as compared to prior years, and is expected to continue) negatively impacts our operating results, as our fulfillment services generally have significantly lower margins than our traditional value-added services. Some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts. Our margins and operating results will be negatively impacted to the extent we cannot compensate for such reductions. In addition, as longer-term contracts are becoming more prevalent, we anticipate that these adverse effects will increasingly impact our business in future periods.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Changes in demand (which occurred during 2017 with respect to particular customers), order cancellations, and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Material constraints (which also occurred during 2017) and supplier quality issues can also cause delays in production and could have a material adverse impact on our operations and our inventory levels. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs. In addition, customers from time to time shift programs to us from other service providers, including some for lower complexity, light touch programs that are aggressively priced, which can adversely impact future operating results.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Year ended December 31
	2015	2016	2017
Gross profit (in millions)	$391.1	$427.6	$417.8
Gross margin	6.9%	7.1%	6.8%

Gross profit for 2017 decreased 2% compared to 2016. Gross profit and gross margin for 2017 were negatively impacted by unfavorable changes in program mix, increased pricing pressures and higher ramping costs, offset in part by margin improvements in our ATS end market. During 2017, our Communications and Enterprise end markets faced increased pricing pressures (see “Recent developments — End markets” above), and were also negatively impacted by a higher concentration than in 2016 of new programs, including fulfillment services, that contributed significantly lower gross profit than our historical full-service traditional EMS programs. We also incurred additional ramping costs with respect to new programs, including aerospace and defense programs, as well as programs that required the establishment of infrastructures in multiple jurisdictions. Gross profit and gross margin for our ATS end market in 2017 increased compared to the prior year, as a result of increases in each of our semiconductor and former solar businesses (the latter as a result of lower provisions recorded in 2017), offset in part by the completion of consumer programs which benefited gross margin in 2016. The gross margin for our former solar business was negatively impacted in 2016 by higher provisions (accounting for 15 basis points in 2016), primarily to write-down the carrying value of our solar panel inventory to then-recoverable amounts).

Gross profit for 2016 increased 9% compared to 2015, primarily driven by higher revenue levels in 2016 and margin improvements in our ATS end market, including in our semiconductor business and our then-solar business, partially offset by changes in program mix as some of our 2016 programs contributed lower gross profit than earlier programs. Our solar margins for 2016 improved compared to 2015 despite the higher provisions recorded in 2016 (accounting for approximately 15 basis points), primarily to write down the value of our solar panel inventory in the second half of 2016 to then-current market prices. Additionally, we made margin improvements in our semiconductor business during 2016 as compared to the prior year reflecting improvements in productivity and the restructuring actions we implemented in 2015.

In general, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressures; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to awards under our team incentive plans, our sales incentive plans, and our stock-based compensation plans, including stock options, PSUs and RSUs. See “Stock-based compensation” below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for 2017 of $203.2 million (3.3% of total revenue) decreased $7.9 million compared to $211.1 million (3.5% of total revenue) for 2016, primarily due to $2.5 million of lower foreign exchange losses, $2.5 million of lower stock-based compensation expense in 2017 (discussed below), and lower variable expenses, including costs associated with our OD initiative incurred in 2017 compared to 2016. As part of the wind down of our solar panel business, we recorded a provision of $0.5 million in SG&A expenses during the second quarter of 2017 to write down our solar accounts receivable, primarily as a result of a solar customer's bankruptcy.

SG&A for 2016 of $211.1 million (3.5% of total revenue) increased compared to $207.5 million (3.7% of total revenue) for 2015, primarily due to higher foreign exchange losses and costs associated with our OD initiative, offset in part by $3.3 million lower stock-based compensation expense in 2016 (discussed below). The decrease in SG&A as a percentage of revenue for 2016 compared to 2015 reflects the higher revenue levels in 2016.

Stock-based compensation:

Our employee stock-based compensation expense, which excludes DSU expense, varies each period. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. In 2017, we recorded employee stock-based compensation expense of $14.6 million (2016 — $15.0 million; 2015 —$16.3 million) in cost of sales and $15.5 million (2016 — $18.0 million; 2015 — $21.3 million) in SG&A.

The following table shows employee stock-based compensation for the periods indicated:

	Year ended December 31
	2015	2016	2017
Employee stock-based compensation (in millions)	$37.6	$33.0	$30.1

Compared to 2016, our employee stock-based compensation expense for 2017 decreased by $2.9 million (predominately through SG&A), primarily due to lower adjustments recorded in 2017 to reflect the reduced level of achievement related to our performance based compensation. In addition, the increase in forfeited awards during 2017 decreased our stock-based compensation by a further $2.4 million in 2017, which offset a $2.0 million increase in the accelerated recognition of stock-based compensation expense for employees eligible for retirement in 2017.

Compared to 2015, our employee stock-based compensation expense for 2016 decreased by $4.6 million, primarily due to lower amounts recorded in 2016 in connection with the accelerated recognition of stock-based compensation expense for employees eligible for retirement.

Management currently intends to settle all outstanding RSUs and PSUs with subordinate voting shares purchased in the open market by a broker or by issuing subordinate voting shares from treasury. Accordingly, we have accounted for these share unit awards as equity-settled awards. See “Cash requirements” below.

In 2017, we recorded DSU expense of $2.2 million (2016 — $2.1 million; 2015 — $1.9 million) through SG&A. During 2017, we paid $1.7 million in cash to a director that resigned in July 2017 to settle his outstanding DSUs, and we settled the outstanding DSUs of a director that resigned in November 2017 with 14,098 subordinate voting shares that we purchased in the open market, in each case in accordance with the provisions of the Directors' Share Compensation Plan.

Other charges:

(i) Restructuring charges:

We have recorded the following restructuring charges for the periods indicated (in millions):

	Year ended December 31
	2015	2016	2017
Restructuring charges	$23.9	$31.9	$28.9

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. We recorded aggregate restructuring charges of $28.9 million in 2017, consisting of cash charges of $25.1 million, comprised of employee termination costs resulting from our OD and GBS initiatives, costs in connection with the rationalization of certain operations in the third quarter of 2017, and $8.0 million of charges in connection with our new cost efficiency initiative (described below) in the fourth quarter of 2017, as well as net non-cash impairment charges of $3.8 million to write down the carrying value of our solar panel manufacturing equipment to its fair value less costs to sell (we recorded non-cash charges of $5.2 million to write down the carrying value of such equipment in the second quarter of 2017 based on then-broker estimates, and recorded reversals to such charges of $1.4 million in the fourth quarter of 2017 based on executed sale agreements). Our restructuring provision at December 31, 2017 was $12.7 million, comprised primarily of employee termination costs which we currently expect to pay in 2018. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

Our aggregate restructuring charges of $31.9 million for 2016 consisted of cash charges of $10.7 million, primarily for employee termination costs relating to our GBS and OD initiatives, our solar panel manufacturing operations and other exited operations, and non-cash charges of $21.2 million, to write down certain plant assets and equipment to recoverable amounts, including $19.0 million related to our solar panel manufacturing equipment at our two locations. Our restructuring provision at December 31, 2016 was $6.6 million, comprised primarily of employee termination costs, which were all paid with cash on hand.

Our aggregate restructuring charges of $23.9 million for 2015 consisted of cash charges of $19.5 million, primarily for employee termination costs at various sites, including headcount reductions in certain under-utilized manufacturing sites in higher cost locations, and non-cash charges of $4.4 million, primarily to write down certain equipment to recoverable amounts. These 2015 charges also included costs associated with the consolidation of two of our semiconductor sites in the second quarter of 2015, to reduce the cost structure and improve the margin performance of that business. Our restructuring provision at December 31, 2015 was $10.7 million, comprised primarily of employee termination costs, which were all paid with cash on hand.

In response to challenging markets and continued margin pressures, we announced in October 2017 our intention to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance, and our related engagement of an outside consultant to identify cost reduction opportunities throughout our network, including through increased operational efficiencies and productivity improvements. In connection therewith, we have commenced the implementation of additional restructuring actions under a new cost efficiency initiative. Such initiative will include reductions to our workforce, the potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We currently estimate that we will incur aggregate restructuring charges of between $50.0 million and $75.0 million, which will consist primarily of cash charges, with respect to our cost efficiency initiative, including $8.0 million of the $14.6 million in cash restructuring charges that we recorded in the fourth quarter of 2017. We currently expect the restructuring charges under this initiative to continue through mid-2019.

We may also propose additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

(ii) Asset impairment:

We have recorded the following asset impairment charges for the periods indicated (in millions):

	Year ended December 31
	2015	2016	2017
Asset impairment	$12.2	$—	$—

We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment (Annual Impairment Assessment) in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable (triggering events). We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its expected value-in-use and its fair value less costs to sell. We did not identify any triggering event during the course of 2017 indicating that the carrying amount of our assets or CGUs may not be recoverable, other than with respect to our exit from the solar panel manufacturing business. In connection therewith, we recorded net impairment losses (through restructuring charges) of $3.8 million on our solar panel manufacturing equipment in 2017, to reduce the carrying value of such equipment to its estimated fair value less costs to sell based on executed sale agreements.

In the fourth quarter of 2017, we performed our Annual Impairment Assessment and determined that there was no additional impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values as of December 31, 2017.

For our Annual Impairment Assessments, other than with respect to our solar panel manufacturing equipment in 2016 and 2017 (which were based on estimated fair value less costs to sell), we used cash flow projections based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plans are primarily based on financial projections submitted by our subsidiaries in the fourth quarter of each year, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for 2018 (used for our 2017 Annual Impairment Assessment) was approved by management and presented to our Board of Directors in December 2017.

In the fourth quarter of 2016, we performed our Annual Impairment Assessment and determined that, other than the write down of our solar panel manufacturing equipment (recorded through restructuring charges and described in clause (i) above), there was no impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values as of December 31, 2016.

In the fourth quarter of 2015, we performed our Annual Impairment Assessment, and in connection therewith, recorded non-cash impairment charges totaling $12.2 million, comprised of $6.5 million and $5.7 million, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. Such charges were primarily due to the reduction of our then-long-term cash flow projections for these CGUs as a result of reduced customer demand and challenging market conditions that we were experiencing in these CGUs at that time, and our assessment of the continued negative impact of these factors on the future profitability of these two CGUs. After recording the 2015 impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair value of its real property at the end of 2015.

The recoverable amount of a CGU is the greater of its expected value-in-use and its fair value less costs to sell. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount and terminal growth rates, among other factors. The assumptions used in our 2017 Annual Impairment Assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2017 assessment (where cash flow projections were used), we used cash flow projections ranging from 4 to 6 years (2016 — 1 to 7 years; 2015 — 3 to 10 years) for our CGUs, in line with the remaining useful lives of the CGUs’ essential assets. Additionally, in order to estimate the cash flows beyond our most recent cash flow projection period used, we applied a perpetuity growth rate of 2%, which is consistent with long-term inflation guidance. We generally used our weighted-average cost of capital of approximately 9% (2016 — approximately 10%; 2015 — approximately 8%) to discount our cash flows. For our semiconductor CGU, however, we applied a discount rate of 17% to our cash flow projections for this CGU in 2015 through 2017 reflecting the higher risk inherent in these cash flows, notwithstanding the recent positive performance of this CGU.

As part of our annual impairment assessment of goodwill, we also perform sensitivity analysis for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount and terminal growth rates. Our goodwill balance at December 31, 2017 of $23.2 million was comprised of $19.5 million attributable to our semiconductor CGU and $3.7 million attributable to our Karel acquisition. For purposes of our 2017 impairment assessment of our semiconductor CGU, we assumed future revenue growth at an average compound annual growth rate of 9% over a 6-year period (2016 — 7% over a 7-year period; 2015 — 9% over an 8-year period), representing the remaining life of the CGU’s most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years and the expectation of future new business awards. We also assumed that the average annual margins for this CGU over the projection period will be slightly above our overall margin performance for 2017, consistent with the average annual margins we assumed for our 2016 impairment analysis. For our 2017 Annual Impairment Assessment, we did not identify any key assumptions where a reasonable possible change would result in material impairments to our semiconductor CGU. For purposes of our 2017 impairment assessment of our Karel goodwill, we assumed modest revenue growth over a 4-year period, and average margins over the projection period equal to our overall margin performance for 2017. We did not identify any key assumptions where a reasonable possible change would result in material impairments related to the goodwill attributable to our acquisition of Karel.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.

(iii) Loss on pension annuity purchases:

In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants of the Main plan who have retired. The purchase of the annuity resulted in a non-cash loss of $17.0 million which we recorded in other comprehensive income and simultaneously re-classified to deficit during 2017, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet. See note 19(a) of our 2017 audited consolidated financial statements.

In April 2017, the Trustees of our U.K. Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan. The purchase of the annuity resulted in a non-cash loss of $1.9 million which we recorded during 2017 in other charges in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet. This non-cash loss is recorded through our consolidated statement of operations as we anticipate transferring the pension annuity to individual plan members and winding up the plan in 2018. See note 19(a) of our 2017 audited consolidated financial statements.
(iv) Toronto transition costs:

In connection with the anticipated sale of our Toronto real property, we entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations, with occupancy anticipated to commence at the end of the first quarter of 2018. We currently expect to complete the transition to this new manufacturing location by the end of the first quarter of 2019. In addition, should the sale be consummated, we will enter into a short-term interim lease with the purchasers of our Toronto real property for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments, including taxes and utilities), followed by a long-term lease with such purchasers for our new corporate headquarters. In connection therewith, we intend to move such headquarters to a temporary location while space in a new office building (to be built by such purchasers on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize, as well as transition-related costs which we will record in other charges. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Any amounts received from the purchasers of our Toronto real property, or gains recorded in connection with its sale, will be recorded as recoveries through other charges (recoveries). In the fourth quarter of 2017, we recorded $1.6 million of such transition costs, consisting of utility costs related to idle premises, depreciation charges and personnel costs used in the operation of duplicate production lines in advance of the transition.

(v) Other:

In 2017, we recorded $4.5 million for consulting, transaction and integration costs related to potential and completed acquisitions (Acquisition Costs).

In 2016, we recorded $1.4 million of Acquisition Costs pertaining to our acquisition of Karel (2015 — nil), and received recoveries of damages (Damage Recoveries) of $12.0 million in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods (2015 — nil). The Damage Recoveries in 2016 were offset in part by the cost to settle an unrelated legal matter.

Refund interest income:

In 2016, we received refund interest income totaling $14.3 million in connection with the resolution of certain previously disputed tax matters. See “Income taxes” below.

Income taxes:

For 2017, we had a net income tax expense of $27.4 million on earnings before tax of $132.4 million, compared to a net income tax expense of $24.7 million on earnings before tax of $161.0 million for 2016 and a net income tax expense of $42.2 million on earnings before tax of $109.1 million for 2015.

Our net income tax expense for 2017 of $27.4 million was favorably impacted by the recognition of a deferred income tax benefit of $4.3 million (Solar Benefit) related to our solar assets (discussed below), which was largely offset by deferred income tax expense related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries, and a $2.0 million deferred income tax expense related to recently enacted U.S. Tax Reform (discussed below). In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allows us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in the recognition of the $4.3 million Solar Benefit. The Solar Benefit was reduced (from $5.0 million as disclosed in the second quarter of 2017) based on adjustments to the impairment charges we recorded for our solar assets throughout 2017. Our net income tax expense for 2017 was also favorably impacted by taxable foreign exchange benefits resulting from the strengthening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based primarily on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period.

The U.S. Tax Reform was enacted on December 22, 2017 and became effective January 1, 2018. Although the legislative changes contained in the U.S. Tax Reform are extensive and the interpretation of several aspects of such U.S. Tax Reform is still unclear, we recorded an income tax expense for all significant known and determinable impacts during the fourth quarter of 2017. In connection with the reduction in U.S. federal corporate tax rates from 35% to 21%, we recorded a one-time, non-cash increase to our deferred income tax expense of $2.0 million, or $0.01 per diluted share, to re-value our recognized net deferred tax assets. We believe we have recorded all significant one-time impacts resulting from the U.S. Tax Reform in the fourth quarter of 2017, but will continue to assess additional impacts, if any, throughout 2018 as they become known due to changes in our interpretations and assumptions, as well as additional regulatory guidance that may be issued. See “Critical Accounting Policies and Estimates” above.

Our net income tax expense for 2016 of $24.7 million was favorably impacted by a reversal of provisions previously recorded for tax uncertainties related to the final reassessments and settlement of tax accounts in connection with the resolution of a transfer pricing matter for one of our Canadian subsidiaries. In connection therewith, we recorded aggregate income tax recoveries of $45 million Canadian dollars (approximately $34 million at the exchange rates at the time of recording), as well as aggregate refund interest income of $14.3 million. Our net income tax expense for 2016 was negatively impacted by withholding taxes of $1.5 million pertaining to the repatriation of $50.0 million from a U.S. subsidiary, deferred income tax expense of $8.0 million related to taxable temporary differences associated with the then-anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries, as well as taxable foreign exchange impacts of $7.3 million resulting from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (Currency Tax Expense). There was no tax impact recorded in 2016 associated with the $21.2 million non-cash impairment charges (recorded through restructuring), however, as discussed above, we recorded the Solar Benefit of $4.3 million in 2017.

Our net income tax expense for 2015 of $42.2 million was negatively impacted by a Currency Tax Expense of $12.2 million. There was no net tax impact associated with the $12.2 million non-cash impairment charge we recorded in 2015.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

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

We continue to negotiate Malaysian income tax incentives for one of our Malaysian subsidiaries, and expect to be granted new pioneer incentives for only limited portions of our Malaysian business. Since the expiry of our previous incentives at the end of 2014, we have been recording Malaysian income taxes at full statutory tax rates. As these negotiations are ongoing, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted.

We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption (including distribution taxes), which after eight years transition to a 50% income tax exemption for the next five years (excluding distribution taxes). Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. As a result of our exit from the solar panel manufacturing business, we withdrew our tax incentive related to our solar panel manufacturing operations in Thailand during the second quarter of 2017. Two of our remaining three Thailand tax incentives expire between 2019 and 2020, while the third incentive will transition to the 50% exemption in 2022, and expire in 2027. The withdrawal of the solar-related tax incentive in Thailand resulted in recognition in 2017 of the $4.3 million Solar Benefit, as such withdrawal allows future tax losses arising from the ultimate disposition of our solar assets to be applied against other fully taxable profits in Thailand.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits of historical information by tax authorities in various jurisdictions which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, or products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s-length pricing principles, and that contemporaneous documentation must exist to support such pricing.

As previously disclosed, Canadian tax authorities withdrew their position related to certain transfer pricing matters involving one of our Canadian subsidiaries and reversed their adjustments for the years 2001 through 2004. In connection therewith, in the second half of 2016, we recorded aggregate current income tax recoveries of $45 million Canadian dollars (approximately $34 million at the exchange rates at the time of recording) to reverse previously recorded provisions for tax uncertainties related to transfer pricing, as well as aggregate refund interest income of $19 million Canadian dollars ($14.3 million at the exchange rates at the time of recording) for cash held on account with the tax authorities in connection with such matters. Canadian tax authorities had also taken an unfavorable position relating to the deductibility of certain Canadian interest amounts, which we successfully appealed. The Canadian tax authorities issued revised reassessments and the matter was closed in the fourth quarter of 2016. As a result of the resolution of the above tax matters, we received $70 million Canadian dollars (approximately $52 million at settlement date exchange rates) during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and related refund interest income, and $6 million Canadian dollars (approximately $4 million at settlement date exchange rates) in January 2017. The aggregate amount of cash refunds received represented the return of all deposits and related refund interest in respect of the Canadian tax matters.

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

Acquisitions:

In November 2016, we acquired the business assets of Karel for a cash purchase price of $14.9 million (see “Summary of 2016” above). In January 2018, we entered into a definitive agreement to acquire U.S.-based Atrenne (see “Overview — Recent developments” above). There can be no assurance that the Atrenne acquisition will be completed in a timely manner, or at all.
We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our revenue base and/or service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers, enhance our competitiveness, and/or enhance our global supply chain network. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that any acquisition will be successfully integrated or will generate the returns we expect.
We may fund acquisitions from cash on hand, third-party borrowings, the issuance of securities, or a combination thereof.

Liquidity and Capital Resources

Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31
	2015	2016	2017
Cash and cash equivalents	$545.3	$557.2	$515.2
Borrowings under credit facility	262.5	227.5	187.5

	Year end December 31
	2015	2016	2017
Cash provided by operating activities	$196.3	$173.3	$127.0
Cash used in investing activities	(75.3)	(64.0)	(89.3)
Cash used in financing activities	(140.7)	(97.4)	(79.7)

Changes in non-cash working capital items (included in operating activities above):
A/R	$12.5	$(104.6)	$25.7
Inventories	(75.6)	(89.5)	(171.2)
Other current assets	38.2	(5.3)	(2.0)
A/P, accrued and other current liabilities and provisions	28.8	75.4	52.1
Working capital changes	$3.9	$(124.0)	$(95.4)

Cash provided by operating activities:

In 2017, we generated $127.0 million of cash from operating activities compared to $173.3 million in 2016. The decrease in cash provided by operating activities as compared to 2016 was primarily due to the income tax refund of $52 million related to the resolution of certain tax matters we received in the fourth quarter of 2016 (See “Operating results — Income taxes” above), and the decrease in net earnings in 2017, offset in part by $28.6 million in lower working capital requirements in 2017 as compared to the prior year. Lower working capital requirements in 2017 were primarily due to improvements in A/R from the prior year, offset in part by higher inventory levels. Cash generated from A/R improved compared to 2016, primarily due to lower revenue levels in the fourth quarter of 2017 compared to the same period in 2016, as well as $30.0 million of additional A/R sold under our A/R sales program in 2017 compared to 2016, which we used as an alternative to drawing on our Revolving Facility. Our inventory levels increased compared to 2016, in part to support our new program ramps, but also as a result of demand volatility in our Communications and Enterprise end markets, including late changes from certain customers, as well as materials constraints throughout 2017, all of which resulted in us carrying higher than expected levels of inventory at December 31, 2017. We expect these adverse market conditions to continue into 2018.

From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms to new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. Commencing in the fourth quarter of 2016, the payment terms of one of our significant customers was extended. In connection therewith, we registered for that customer's supplier financing program pursuant to which participating suppliers may sell A/R from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At December 31, 2017, we sold $52.3 million of A/R under this program (December 31, 2016 — $51.4 million; December 31, 2015 — nil). We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period. We pay interest with respect to this arrangement, which we record in finance costs in our consolidated statement of operations.

In 2016, we generated $173.3 million in cash from operating activities compared to $196.3 million in 2015. The decrease in cash provided by operating activities as compared to 2015 was primarily due to $127.9 million in higher working capital requirements in 2016 to support our growth, offset in part by the increase in net earnings in 2016 and the cash income tax refund of $52 million we received in the fourth quarter of 2016. See “Operating results — Income taxes” above. Higher inventory levels were required in 2016 compared to 2015, primarily to support new customer programs and increased demand from certain customers, and the increase in accounts receivable reflected the higher revenue levels in 2016 and the timing of revenue in the fourth quarter of 2016.

Free cash flow (non-IFRS):

Our non-IFRS free cash flow (defined below) of $21.0 million for 2017 decreased $89.2 million compared to 2016, primarily due to lower cash generated from operating activities in 2017 (discussed above) and $38.5 million of higher capital expenditures in 2017 as compared to 2016. We continue to invest in our manufacturing capabilities globally and to support new customer programs (see “Cash used in investing activities” below).

Our non-IFRS free cash flow of $110.2 million for 2016 decreased $3.0 million compared to 2015, primarily due to higher use of cash for operating activities in 2016 (as discussed above) compared to 2015, offset in part by the repayment of $14 million in cash advances by a former solar supplier in 2016.

Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, in periods where it is relevant (the third quarter of 2015), non-IFRS free cash flow also included deposits received on the anticipated sale of our Toronto real property. Similarly, it is our intention to include any amounts received from the purchasers of our Toronto real property (should the sale be consummated) in non-IFRS free cash flow in the period of receipt. Note, that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below:

	Year ended December 31
	2015	2016	2017
IFRS cash provided by operations	$196.3	$173.3	$127.0
Purchase of property, plant and equipment, net of sales proceeds	(60.0)	(63.1)	(101.8)
Deposit on anticipated sale of real property	11.2	—	—
Finance lease payments	—	(4.5)	(6.5)
Repayments from (advances to) former solar supplier	(26.5)	14.0	12.5
Finance costs paid	(7.8)	(9.5)	(10.2)
Non-IFRS free cash flow	$113.2	$110.2	$21.0

Cash used in investing activities:

Our capital expenditures for 2017 were $102.6 million (2016 — $64.1 million; 2015 — $62.8 million). The capital expenditures were incurred primarily as a result of increased investments, primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. These expenditures in 2017 included expanding one of our production sites in Romania to support new ATS customers. We funded these capital expenditures from cash on hand. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property. In 2015, we received a cash deposit of $11.2 million related to the anticipated sale of our Toronto real property. See “Cash Requirements” below for a description of the Property Sale Agreement.

In November 2016, we completed the acquisition of Karel. The purchase price of $14.9 million was financed with cash on hand. See “Summary of 2016” above.

In 2015, we entered into a supply agreement with a solar supplier (which was terminated in the fourth quarter of 2016) that included a commitment by us to provide cash advances to help secure our solar cell supply (prior to our exit from this business). All such cash advances were repaid in full by the second quarter of 2017. We advanced $26.5 million under this agreement in 2015 (net of repayments in 2015) and received cash repayments from the solar supplier of $12.5 million in 2017 (2016 — $14.0 million). See “Summary of 2017” above for a discussion of accounts receivable that remain outstanding from this entity as a customer.

Cash used in financing activities:

Share repurchases for cancellation:

During 2017, we paid $19.9 million (including transaction fees) to repurchase and cancel 1.9 million subordinate voting shares under our 2017 NCIB, which was launched in November 2017, at a weighted average price of $10.58 per share.

During 2016, we paid $34.3 million (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 million PSR we funded in March 2016 and completed in May 2016. Our 2016 NCIB expired in February 2017.

In addition to the completion of a $350.0 million SIB in 2015, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares, we also paid $19.8 million (including transaction fees) in 2015 to repurchase and cancel 1.7 million subordinate voting shares under an NCIB we launched in 2014 at a weighted average price of $11.66 per share.

The SIB was funded with the proceeds of our $250.0 million Term Loan, $25.0 million drawn on our Revolving Facility and $75.0 million of cash. See “Capital Resources” below for a description of the Term Loan and Revolving Facility. We borrowed an additional $40.0 million under the Revolving Facility in 2016 to fund a portion of the share repurchases under our 2016 NCIB (described above), including under the $30.0 million PSR. During 2017, we made scheduled quarterly principal repayments of $25.0 million (2016 — $25.0 million; 2015 — $12.5 million) under the Term Loan and a $15.0 million (2016 — $50.0 million; 2015 — nil) repayment under the Revolving Facility.

Finance costs:

During 2017, we paid finance costs of $10.2 million (2016 — $9.5 million; 2015 — $7.8 million) (see “Cash requirements” below). Finance costs in 2015 included $2.1 million of debt issuance costs in connection with the amendment of our credit facility in May 2015. Commencing in June 2015, finance costs include interest on the Term Loan.

Treasury share repurchases:

During 2017, we paid $16.7 million (including transaction fees) for a broker to purchase 1.4 million subordinate voting shares in the open market to satisfy delivery obligations under our stock-based compensation plans (2016 — $18.2 million paid to purchase 1.6 million subordinate voting shares; 2015 — $28.9 million paid to purchase 2.5 million subordinate voting shares).

Finance lease payments:

During 2017, we paid $6.5 million (2016 — $4.5 million; 2015 — nil) under our finance lease agreements (see “Cash Requirements” below). Payments under these leases reduce our non-IFRS free cash flow. At December 31, 2017, $11.1 million (December 31, 2016 — $15.3 million; December 31, 2015 — $19.0 million) of our finance lease obligations related to our solar panel manufacturing equipment. In connection with the anticipated disposition of such equipment, we terminated and settled these obligations in full in January 2018.

Cash requirements:

We maintain the Revolving Facility, uncommitted bank overdraft facilities, and an A/R sales program, and participate in a customer's supplier financing program, to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our Revolving Facility, sell A/R through our A/R sales program or participate in a customer's supplier financing program, while available. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our A/R sales program and the supplier financing program are both on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under these programs. See “Capital Resources” below.

We do not believe that the aggregate amounts outstanding under our credit facility (together with amounts expected to be borrowed in connection with our anticipated acquisition of Atrenne) have had or will have a material adverse impact on our liquidity, our results of operations or financial condition. We are required to make quarterly principal repayments on the Term Loan of $6.25 million. We anticipate that interest on the Term Loan, based on current interest rates, will be less than $2 million per quarter. We anticipate that interest on the Revolving Facility, should our acquisition of Atrenne be consummated, will be approximately $1 million per quarter, based on current interest rates and anticipated borrowings. Any increase in prevailing interest rates or margins could cause this amount to increase. See “Capital Resources — Financial risks — Interest rate risk” below. We believe that cash flow from operating activities, together with cash on hand, availability under our Revolving Facility and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our acquisition of Atrenne (if consummated), as well as our working capital needs and planned capital spending (including the commitments described elsewhere herein).

We may use cash on hand, issue debt (including convertible debt) or equity securities, and are likely to increase our levels of third-party indebtedness (or any combination thereof) in the future to fund operations and/or make acquisitions. Any significant use of cash may adversely impact our cash position and liquidity. Any issuance or incurrence of debt would increase our debt leverage, and may reduce our debt agency ratings. In addition, any issuance of equity or convertible debt securities (the pricing of which would be subject to market conditions at the time of issuance) could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders; and the terms of debt securities could impose restrictions on our operations. Sales of our equity securities or convertible debt, or the perception that these sales could occur, could also cause the market price of our subordinate voting shares to decline. Any increase in our overall debt levels and/or the terms of any new or refinanced credit facility could: limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions, and increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow to make interest and principal payments on such indebtedness, thereby limiting the availability of our cash flow to fund future acquisitions, working capital, business activities, and other general corporate requirements; limit our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes; and subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition. In addition, the terms of any new or refinanced credit facility may contain restrictive covenants that limit our ability to engage in specified types of transactions and could require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control. A breach of any of such covenants could result in a default under the instruments governing such indebtedness.

As at December 31, 2017, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada and is subject to withholding taxes, if applicable, upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries related to undistributed earnings that are considered indefinitely reinvested outside of Canada (which we do not intend to repatriate in the foreseeable future) are not subject to these withholding taxes. We currently expect to repatriate approximately $63 million from our Chinese subsidiaries and approximately $25 million from our Malaysian subsidiaries in the near term and have recorded the anticipated future withholding taxes as deferred income tax liabilities. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations. At December 31, 2017, we had approximately $351 million (December 31, 2016 — $340 million) of cash and cash equivalents that were held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

As at December 31, 2017, we had known contractual obligations that require future payments as follows (in millions):

	Total	2018	2019	2020	2021	2022	Thereafter
Borrowings under credit facility(i)	$187.5	$25.0	$25.0	$137.5	$—	$—	$—
Operating leases	116.4	33.2	25.7	15.5	9.2	7.4	25.4
Finance leases (ii)	18.2	13.2	2.0	1.6	1.1	0.3	—
Pension plan contributions(iii)	11.9	11.9	—	—	—	—	—
Non-pension post-employment plan payments	37.1	4.2	2.4	3.0	2.9	3.1	21.5
Binding purchase order obligations (iv)	870.0	870.0	—	—	—	—	—
Purchase obligations under IT support agreements(v)	36.4	20.7	11.2	3.4	1.1	—	—
Total(vi)	$1,277.5	$978.2	$66.3	$161.0	$14.3	$10.8	$46.9

(i)
Represents mandatory principal repayment obligations for our borrowings under the Revolving Facility and the Term Loan (based on amounts outstanding as of December 31, 2017), which mature concurrently on May 29, 2020, and excludes related interest and fees. The Term Loan requires mandatory quarterly principal repayments of $6.25 million until its maturity (when remaining amounts outstanding are due), and borrowings under the Revolving Facility are due upon maturity. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in our current credit agreement), plus a margin ranging from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Term Loan bear interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. Based on the rates and the principal amount outstanding under the Term Loan ($187.5 million) and the Revolving Facility ($0.00) as of December 31, 2017, interest and fees are estimated to be less than $2 million per quarter, however, our interest expense is expected to increase by approximately $1 million per quarter if we use the Revolving Facility to partially fund our acquisition of Atrenne as anticipated. Actual amounts could differ materially from these estimates. Payment defaults under the credit facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the Prime Rate, in the case of overdue amounts payable in Canadian dollars, or the Base Rate Canada, in the case of overdue amounts payable in U.S. dollars. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder. See “Capital Resources” below and note 12 to our 2017 audited consolidated financial statements for a description of our credit facility, including amounts outstanding thereunder, repayment dates and interest obligations.

(ii)
Represents contractual obligations under finance leases, including $11.1 million related to solar panel manufacturing equipment (recorded as a current liability at December 31, 2017). In connection with the anticipated disposition of our solar equipment, we terminated and settled the remaining lease obligations related to this equipment in full in January 2018.

(iii)
Based on our latest actuarial valuations, we estimate our funding requirement for 2018 to be $11.9 million (2017 — $11.9 million; 2016 — $19.4 million). In mid-2016, we provided a parental guarantee to the Trustees of our U.K. pension plans, and since the plans were considered sufficiently funded, no further contributions to these plans were required. See further details in note 19 to our 2017 audited consolidated financial statements. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks and uncertainties associated with actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

(iv)
Represents outstanding purchase orders with suppliers to acquire inventory. These purchase orders are generally short-term in nature and legally binding. However, a substantial portion of these purchase orders are for standard inventory items which we have procured for specific customers based on their purchase orders or forecasts, under which such customers have contractually assumed liability for such material, if not consumed.

(v)     Represents obligations under IT support agreements.

(vi)
This table excludes $27.5 million of long-term deferred income tax liabilities and $35.4 million of provisions and other non-current liabilities primarily pertaining to warranties and asset retirement obligations, as we are unable to reliably estimate the timing of any future payments related thereto. However, long-term liabilities included in our consolidated balance sheet include these items.

As at December 31, 2017, we had additional commitments that expire as follows (in millions):

	Total	2018	2019	2020	2021	2022	Thereafter
Foreign currency contracts(i)	$576.1	$576.1	$—	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	36.8	10.5	1.2	23.2	0.2	—	1.7
Capital expenditures(iii)	27.5	27.5	—	—	—	—	—
Total	$640.4	$614.1	$1.2	$23.2	$0.2	$—	$1.7

(i)     Represents the aggregate notional amounts of our forward currency contracts and swaps.

(ii)     Includes $23.2 million in letters of credit issued under our Revolving Facility.

(iii)
Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2018 to be approximately 1.5% to 2.0% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below. As at December 31, 2017, we had committed $27.5 million for capital expenditures, principally for machinery and equipment to support new customer programs, of which approximately 40% is committed for Asia, 25% is committed for North America (excluding Canada), 20% is committed for Canada and 15% is committed for Europe.

Customer or program transfers between EMS providers are part of the competitive nature of our industry. From time-to-time, we make commitments to purchase assets, primarily inventory, or fund certain costs, as part of transitioning programs from a customer or a competitor. In April 2015, we purchased $27.6 million of inventory and assumed the relevant workforce in connection with a program transferred to us under an “operate-in-place” arrangement with one of our aerospace and defense customers. In September 2017, we purchased $5 million of inventory and assumed the relevant workforce in connection with a similar arrangement.

We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. In relation to our former solar panel manufacturing business, we entered into five-year lease agreements in April 2015, pursuant to which we leased $19.3 million of manufacturing equipment for our solar operations in Asia. At December 31, 2017, our remaining solar equipment lease obligations totaled $11.1 million, which we settled in full in January 2018, in anticipation of the sale of such equipment. See “Finance leases” in the contractual obligations table above.

On July 23, 2015, we entered into a property sale agreement (Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (Property Purchaser) to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars (approximately $109 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash (approximately $43 million at year-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars (approximately $55 million at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. In April 2017, we received notice from the Property Purchaser that the municipal zoning approval process required to complete the transaction will take longer than originally anticipated. As a result, the purchaser exercised its option under the Property Sale Agreement to extend the approvals period by one year. Assuming the timely satisfaction of various conditions, we currently expect the transaction to close during 2018. However, there can be no assurance that this transaction will be completed during 2018, or at all. As part of the transaction, we have agreed, upon closing, to enter into a short-term interim lease for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a long-term lease for our new corporate headquarters, on commercially reasonable arm’s-length terms. Whether or not this transaction is consummated, however, we are moving our existing Toronto manufacturing operations to another location.

In connection therewith, we entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations. Occupancy under such lease is anticipated to commence at the end of the first quarter of 2018. Such lease is included in the table above under “Operating Leases.” We currently expect to complete the transition to this new manufacturing location by the end of the first quarter of 2019. In addition (as noted above), should the sale be consummated, we will enter into a long-term lease with the Property Purchaser for our new corporate headquarters. In connection therewith, we intend to move such headquarters to a temporary location while space in a new office building (to be built by the Property Purchaser on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize, as well as transition-related costs which we will record in other charges. We expect to incur approximately $16 million in building improvement and capital expenditure costs for the new manufacturing location, all anticipated to be incurred during 2018 and to be funded from cash on hand. We have incurred approximately $2 million of such costs through February 14, 2018. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Any amounts received from the purchasers of our Toronto real property or gains recorded in connection with its sale, will be recorded as recoveries through other charges (recoveries). We incurred $1.6 million of such costs in the fourth quarter of 2017, consisting of utility costs related to idle premises, and depreciation charges and personnel costs used in the operation of duplicate production lines in advance of the transition. The costs, timing and execution of these relocations could have a material adverse impact on our business, our operating results and our financial position.

We have granted share unit awards to employees under our stock-based compensation plans. Under one such plan, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash, although we currently expect to satisfy these awards with subordinate voting shares purchased in the open market. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to elect to settle awards in either cash or subordinate voting shares. Absent such permitted election, grants will be settled in subordinate voting shares, which may be purchased in the open market or issued from treasury, subject to certain limits. The timing of, and the amounts paid for, these purchases can vary from period to period. We have funded, and expect to continue to fund, share repurchases for this purpose from cash on hand. During 2017, we paid $16.7 million (2016 — $18.2 million; 2015 — $28.9 million) to purchase subordinate voting shares in the open market through a broker for this purpose.

We have funded and intend to continue to fund share repurchases under our NCIBs and our SIBs from cash on hand, borrowings under our Revolving Facility, or a combination thereof. During 2017, we paid $19.9 million (2016 — $34.3 million; 2015 — $370.4 million), including transactions costs, to repurchase subordinate voting shares in the open market for cancellation.

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

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were dismissed on January 16, 2017 with no payments by the defendants.

In the third quarter of 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $12 million at year-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolving Facility, intraday and overnight bank overdraft facilities, an A/R sales program, a customer's supplier financing program, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. As part of our strategic initiatives to scale and diversify our ATS end market revenue base and expand our capabilities in our ATS businesses, we may use cash on hand, issue equity or debt, and are likely to increase our levels of third-party indebtedness (or any combination thereof) in order to fund operations or acquisitions, which could adversely impact our cash position and liquidity, increase our debt leverage (in the case of the issuance or incurrence of debt), reduce our debt agency ratings, dilute the current holders of our subordinate voting shares, and/or decrease the market price of such shares. Issuances of debt or convertible debt securities could have rights and privileges senior to those of equity holders, and the terms of such securities could impose restrictions on our operations. In addition, increases in our overall indebtedness levels, and/or the terms of any new or refinanced credit facility, could limit our flexibility to plan for and adjust to changing business and market conditions, increase our vulnerability to general adverse economic and industry conditions, limit our ability to refinance our indebtedness on terms acceptable to us or at all, require us to dedicate a substantial portion of our cash flow to make interest and principal payments on such indebtedness, subject us to higher levels of indebtedness than our competitors (which may put us at a competitive disadvantage), subject us to restrictive and financial covenants, and limit our ability to obtain additional financing. See “Liquidity — Cash requirements” above for further detail. We centrally manage our funding and treasury activities in accordance with corporate policies, the main objectives of which are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At December 31, 2017, we had cash and cash equivalents of $515.2 million (December 31, 2016 — $557.2 million), of which approximately 78% was cash and 22% was cash equivalents, consisting of bank deposits. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Canadian dollars and Chinese renminbi. We also held cash and cash equivalents in the following currencies: British pound sterling, Brazilian real, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Japanese yen, Lao kip, Malaysian ringgit, Mexican peso, Philippines peso, Romanian leu, Singapore dollar, Taiwan dollar and Thai baht.

The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2017 a Standard and Poor’s short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

We are party to an amended and restated credit agreement that consists of the $300.0 million Revolving Facility and the $250.0 million non-revolving Term Loan (which is fully drawn), each of which matures in May 2020. The Term Loan was used to fund a portion of our share repurchases under a 2015 SIB. The remainder of the SIB was funded with $25.0 million drawn on the Revolving Facility (which has since been repaid) and $75.0 million in cash. The Revolving Facility has an accordion feature that allows us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 million swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Revolving Facility are due at maturity (but are required to be repaid prior thereto under specified circumstances). Amounts under the Revolving Facility are generally drawn for fixed periods of time, and if repaid, can be redrawn until the maturity date of the facility. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Term Loan requires quarterly principal repayments of $6.25 million, with the remainder due at maturity. We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed. During the first quarter of 2016, we borrowed $40.0 million under the Revolving Facility to fund share repurchases under our 2016 NCIB, including the $30.0 million PSR thereunder. In 2016, we repaid a total of $50.0 million under the Revolving Facility and $25.0 million under the Term Loan. In 2017, we repaid a total of $15.0 million under the Revolving Facility and $25.0 million under the Term Loan. During 2017, we incurred $6.5 million in interest expense under our credit facility (2016 — $7.3 million, 2015 — $3.9 million). As of December 31, 2017, there were no amounts outstanding under our Revolving Facility.

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. At December 31, 2017, there was $187.5 million outstanding under our Term Loan and no amounts outstanding under our Revolving Facility (December 31, 2016 — $212.5 million outstanding under our Term Loan and $15.0 million outstanding under our Revolving Facility), and we were in compliance with all restrictive and financial covenants thereunder. The credit facility is scheduled to mature in May 2020.

At December 31, 2017, we had $23.2 million (December 31, 2016 — $25.8 million) outstanding in letters of credit under the Revolving Facility. We also arrange letters of credit and surety bonds outside of the Revolving Facility. At December 31, 2017, we had $13.6 million (December 31, 2016 — $12.0 million) of such letters of credit and surety bonds outstanding.

At December 31, 2017, we had $276.8 million available (December 31, 2016 — $259.2 million available) under the Revolving Facility for future borrowings. We also have a total of $73.5 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2017 or December 31, 2016.

We have an accounts receivable sales agreement to sell up to $200.0 million (reduced from $250.0 million on March 23, 2017 based on a review of our requirements under this agreement) at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2017. The term of this agreement has been annually extended in recent years (including in November 2017) for additional one-year periods (and is currently extendable to November 2019 under specified circumstances) but may be terminated earlier as provided in the agreement. At December 31, 2017, $80.0 million (December 31, 2016 — $50.0 million) of A/R were sold under this program, and de-recognized from our accounts receivable balance. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program.

We have entered into an agreement with a third-party bank as part of a customer's supplier financing program pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At December 31, 2017, we sold $52.3 million of accounts receivable under this program (December 31, 2016 — $51.4 million). We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period. As the supplier financing program is on an uncommitted basis, there can be no assurance that the bank will purchase the A/R we intend to sell to them thereunder.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program or the supplier financing program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Standard and Poor’s assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At December 31, 2017, our Standard and Poor’s corporate credit rating was BB, with a stable outlook. A reduction in our credit rating or change in outlook could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed significantly since the end of 2016. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

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

We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

At December 31, 2017, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain (loss) (in millions)
Canadian dollar	$204.8	$0.80	12	$4.1
Thai baht	79.0	0.03	12	2.2
Malaysian ringgit	48.4	0.23	12	2.6
Mexican peso	29.3	0.05	12	(0.9)
British pound	56.4	1.34	3	(0.5)
Chinese renminbi	71.6	0.15	12	1.5
Euro	28.7	1.19	12	0.1
Romanian leu	28.4	0.25	12	0.6
Singapore dollar	25.0	0.73	12	0.6
Other	4.5			—
Total	$576.1			$10.3

These contracts, which generally extend for periods of up to 12 months, will expire by the end of the fourth quarter of 2018. The fair value of the outstanding contracts at December 31, 2017 was a net unrealized gain of $10.3 million (December 31, 2016 — net unrealized loss of $9.6 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes. We do not use derivative financial instruments for speculative purposes.

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

Interest rate risk: Borrowings under our credit facility bear interest at specified rates, plus specified margins (as described above). Our borrowings under this facility expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $187.5 million at December 31, 2017, by approximately $2 million annually.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is relatively low, however, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a financial loss to us. In connection therewith, see “Summary of 2017” and “Summary of 2016” above for a description of the write-downs recorded in each of 2017 and 2016 related to our exit from the solar panel manufacturing business. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward contracts and swaps, our contracts are held by counterparty financial institutions, each of which had at December 31, 2017 a Standard and Poor’s rating of A-2 or above. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program and the supplier financing program had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2017. Each financial institution from which annuities have been purchased for the defined benefit component of our Canadian pension plan had an A.M. Best or Standard and Poor’s long-term rating of A- or above at December 31, 2017. In addition, the financial institutions from which annuities have been purchased for the defined benefit component of our U.K. pension plans are governed by local regulatory bodies.

We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms to new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances, as adjusted from time to time, are adequate.

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

See note 21 to our 2017 audited consolidated financial statements for further details.

Related Party Transactions
     Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, and one of our directors until December 31, 2016, indirectly owns shares representing the majority of the voting rights of Onex.
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

Also see discussion in “Cash requirements” above for a description of the Property Sale Agreement (and lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations). Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.

Outstanding Share Data

As of February 14, 2018, we had 124,246,948 outstanding subordinate voting shares and 18,600,193 outstanding multiple voting shares. As of such date, we also had 372,458 outstanding stock options, 3,716,960 outstanding RSUs, 3,300,645 outstanding PSUs (assuming vesting of 100% of the target amount granted (amounts that will vest range from 0% to 200% of the target amount granted)), and 1,455,550 outstanding DSUs; each vested option or unit entitles the holder thereof to receive one subordinate voting share (or in certain cases, cash) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2017, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Although we implemented certain changes to our business processes, systems and controls in preparation for the adoption of new accounting standards IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments), no significant changes were made to our internal control over financial reporting due to the adoption of these standards.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2017. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2017. This report appears on page F-2 of such Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2016				2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,353.3	$1,485.5	$1,554.0	$1,623.7	$1,469.9	$1,558.5	$1,528.2	$1,553.9
Gross profit %	6.9%	7.5%	7.1%	6.9%	7.0%	7.0%	6.8%	6.6%
Net earnings	$25.6	$36.2	$53.6	$20.9	$22.8	$34.4	$33.4	$14.4
Weighted average # of basic shares	143.5	142.1	140.8	140.9	142.1	143.4	143.7	143.3
Weighted average # of diluted shares	145.2	144.1	143.0	143.4	144.0	145.5	145.7	145.5
# of shares outstanding	143.3	140.7	140.8	140.9	143.2	143.6	143.7	141.8
IFRS earnings per share:
basic	$0.18	$0.25	$0.38	$0.15	$0.16	$0.24	$0.23	$0.10
diluted	$0.18	$0.25	$0.37	$0.15	$0.16	$0.24	$0.23	$0.10

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2016 and 2017 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters have been impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Fourth quarter 2017 compared to fourth quarter 2016:

Revenue of $1.55 billion for the fourth quarter of 2017 decreased 4% compared to the same period in 2016. Compared to the fourth quarter of 2016, revenue dollars in the fourth quarter of 2017 from our Communications end market decreased 12%, primarily due to weaker demand (offset in part by new programs) relative to the fourth quarter of 2016, which had benefited from new programs and demand strength. Revenue dollars from our Enterprise end market decreased 4% in the fourth quarter of 2017 compared to the prior year period, primarily due to demand softness. These decreases were offset in part by a 6% revenue increase from our ATS end market in the fourth quarter of 2017 compared to the prior year period, primarily due to new programs, as well as stronger demand in our semiconductor business, which more than offset the decline in revenue due to our exit from the solar panel manufacturing business (which negatively impacted ATS end market revenue by 4%). Gross margin for the fourth quarter of 2017 decreased to 6.6% of total revenue compared to 6.9% of total revenue for the same period in 2016, primarily due to lower revenue (primarily in our Communications end market), unfavorable changes in program mix, $3 million of additional ramping costs with respect to certain new programs (described in “Operating Results” above), offset in part by margin improvements in our ATS end market, including from our semiconductor business. Net earnings for the fourth quarter of 2017 of $14.4 million were $6.5 million lower compared to the same period in the prior year, primarily due to the decrease in gross profit described above and $8.3 million in refund interest income that benefited the fourth quarter of 2016, offset in part by lower other charges ($17.5 million in the fourth quarter of 2017 as compared to $25.8 million in the prior year period), primarily due to an $11.2 million reduction in restructuring charges in the fourth quarter of 2017 as compared to the prior year period. Restructuring charges for the fourth quarter of 2016 were negatively impacted by charges related to our exit from the solar panel manufacturing business.

Fourth quarter 2017 compared to third quarter 2017:

Revenue for the fourth quarter of 2017 increased 2% compared to the third quarter of 2017. Compared to the previous quarter, revenue dollars from our Enterprise end market increased 15%, primarily due to demand strength, and revenue dollars from our ATS end market increased 6%, primarily due to our new “operate-in-place” program that commenced in the third quarter of 2017 in our aerospace and defense business. These increases were offset in part by an 8% sequential revenue decline in our Communications end market, primarily due to lower demand, including late changes in the quarter from certain customers. Gross margin for the fourth quarter of 2017 decreased to 6.6% of total revenue compared to 6.8% of total revenue for the third quarter of 2017. Although revenue was higher in the fourth quarter of 2017, gross margin was negatively impacted by changes in program mix and the late changes in demand, the timing of which prevented us from reducing certain variable production costs in light of lower volumes. Net earnings for the fourth quarter of 2017 of $14.4 million were $19.0 million lower compared to the previous quarter, primarily due to $13.6 million in higher other charges, including higher restructuring charges of $9.1 million and $1.6 million of Toronto transition costs, and $3.1 million in higher SG&A expense in the fourth quarter of 2017 as compared to the prior quarter.

Fourth quarter 2017 actual compared to guidance:

IFRS earnings per share (EPS) for the fourth quarter of 2017 of $0.10 on a diluted basis reflected an aggregate charge of $0.15 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. We provided a range on October 26, 2017 of an aggregate charge of between $0.09 to $0.15 per share for these items. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts. IFRS earnings before income taxes as a percentage of revenue for the fourth quarter of 2017 was 1.4%.

On October 26, 2017, we provided the following guidance for the fourth quarter of 2017:

	Q4 2017
	Guidance	Actual
IFRS revenue (in billions)	$1.5 to $1.6	$1.55
Non-IFRS operating margin	3.6% at the mid-point of expectations	3.3%
Non-IFRS adjusted earnings per share (diluted)	$0.27 to $0.33	$0.27

For the fourth quarter of 2017, revenue of $1.55 billion was at the mid-point of our guidance range, reflecting demand strength from our Enterprise end market, offset by demand softness from our Communications end market. Our non-IFRS operating margin of 3.3% for the fourth quarter of 2017 was negatively impacted by late demand changes from certain customers, the timing of which prevented us from reducing certain variable production costs in light of the lower volumes. This also negatively impacted our non-IFRS adjusted EPS of $0.27 per share for the fourth quarter of 2017.

Our guidance includes a range for adjusted EPS (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted EPS to be an important measure for investors to understand our core operating performance. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption “Other Performance Indicators” above), which have no defined meanings under IFRS, we use the following non-IFRS measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (including Toronto transition costs (recoveries), described below), other solar charges (described below), and the write-down of goodwill, intangible assets, and property, plant and equipment, all net of the associated tax adjustments (which are set forth in the table below), and deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

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

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, Toronto transition costs (recoveries) (discussed below), acquisition-related consulting, transaction and integration costs, and legal settlements (recoveries). We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Restructuring and other charges, net of recoveries, also includes Toronto transition costs (recoveries), which are costs (recoveries) recorded in connection with the sale of our Toronto real property, the relocation of our existing Toronto manufacturing operations, the move of our corporate headquarters to a temporary location while space in a new office building for such headquarters at our current location (to be built by, and which we intend to lease from, the purchasers of our Toronto real property) is under construction, as well as the move to such new office space upon its completion. Toronto transition costs consist of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Toronto transition recoveries will consist of amounts received from the purchasers of the Toronto real property or gains we record in connection with its sale, if consummated. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations are complete.

Other solar charges, consisting of non-cash charges to further write-down the carrying value of our then-remaining solar panel inventory and the write-down of solar accounts receivable (A/R) (primarily as a result of a solar customer's bankruptcy) to estimated recoverable amounts, were recorded in the second quarter of 2017 through cost of sales and SG&A expenses, respectively. Both of these impairment charges, which were identified during the wind down phase of our solar operations after our decision to exit the solar panel manufacturing business, are excluded as they pertain to a business we have exited, and we therefore believe they are no longer directly related to our ongoing core operating results. Although we recorded significant impairment charges to write down our solar panel inventory in the third quarter of 2016, those charges were not excluded in the determination of our non-IFRS financial measures for such period, as we were then still engaged in the solar panel manufacturing business. In connection with this wind-down, we also recorded net non-cash impairment charges to write down the carrying value of our solar panel manufacturing equipment held for sale to its estimated sales value less costs to sell, which we recorded through other charges during 2017.

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

Deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs/costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2016		2017		2016		2017
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
IFRS revenue	$1,623.7		$1,553.9		$6,016.5		$6,110.5

IFRS gross profit	$111.9	6.9%	$102.4	6.6%	$427.6	7.1%	$417.8	6.8%
Employee stock-based compensation expense	4.6		3.2		15.0		14.6
Other solar charges (inventory write-down)	—		—		—		0.9
Non-IFRS adjusted gross profit	$116.5	7.2%	$105.6	6.8%	$442.6	7.4%	$433.3	7.1%

IFRS SG&A	$53.2	3.3%	$51.1	3.3%	$211.1	3.5%	$203.2	3.3%
Employee stock-based compensation expense	(5.8)		(4.2)		(18.0)		(15.5)
Other solar charges (A/R write-down)	—		—		—		(0.5)
Non-IFRS adjusted SG&A	$47.4	2.9%	$46.9	3.0%	$193.1	3.2%	$187.2	3.1%

IFRS earnings before income taxes	$29.3	1.8%	$22.1	1.4%	$161.0	2.7%	$132.4	2.2%
Finance costs	2.7		2.6		10.0		10.1
Refund interest income	(8.3)		—		(14.3)		—
Employee stock-based compensation expense	10.4		7.4		33.0		30.1
Amortization of intangible assets (excluding computer software)	1.5		1.1		6.0		5.5
Net restructuring, impairment and other charges	25.8		17.5		25.5		37.0
Other solar charges (inventory and A/R write-down)	—		—		—		1.4
Non-IFRS operating earnings (adjusted EBIAT) (1)	$61.4	3.8%	$50.7	3.3%	$221.2	3.7%	$216.5	3.5%

IFRS net earnings	$20.9	1.3%	$14.4	0.9%	$136.3	2.3%	$105.0	1.7%
Employee stock-based compensation expense	10.4		7.4		33.0		30.1
Amortization of intangible assets (excluding computer software)	1.5		1.1		6.0		5.5
Net restructuring, impairment and other charges	25.8		17.5		25.5		37.0
Other solar charges (inventory and A/R write-down)	—		—		—		1.4
Adjustments for taxes (2)	0.9		(0.7)		0.1		(6.7)
Non-IFRS adjusted net earnings	$59.5		$39.7		$200.9		$172.3

Diluted EPS
Weighted average # of shares (in millions)	143.4		145.5		143.9		145.2
IFRS earnings per share	$0.15		$0.10		$0.95		$0.72
Non-IFRS adjusted earnings per share	$0.41		$0.27		$1.40		$1.19
# of shares outstanding at period end (in millions)	140.9		141.8		140.9		141.8

IFRS cash provided by operations	$87.5		$43.7		$173.3		$127.0
Purchase of property, plant and equipment, net of sales proceeds	(17.8)		(20.6)		(63.1)		(101.8)
Finance lease payments	(1.0)		(1.7)		(4.5)		(6.5)
Repayments from former solar supplier	3.0		—		14.0		12.5
Finance costs paid	(2.4)		(2.6)		(9.5)		(10.2)
Non-IFRS free cash flow (3)	$69.3		$18.8		$110.2		$21.0

IFRS ROIC % (4)	10.8%		7.4%		15.2%		11.7%
Non-IFRS Adjusted ROIC % (4)	22.7%		17.0%		20.8%		19.1%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program, and a customer's supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related consulting, transaction and integration costs (net of recoveries) and Toronto transition costs (recoveries), impairment charges, other solar charges, and refund interest income with respect to amounts previously held on account with Canadian tax authorities. During the fourth quarter of 2017, we recorded $1.6 million of Toronto transition costs. We expect these costs to continue into 2019. The Toronto transition costs are reported as other charges.

(2)  The adjustments for taxes, as applicable, represent the tax effects on our non-IFRS adjustments and tax write-offs/costs or recoveries related to restructured sites (described below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Year ended
	December 31				December 31
	2016	Effective tax rate	2017	Effective tax rate	2016	Effective tax rate	2017	Effective tax rate
IFRS tax expense/IFRS effective tax rate	$8.4	29%	$7.7	35%	$24.7	15%	$27.4	21%
Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee stock-based compensation	(0.5)		0.9		0.9		1.7
Amortization of intangible assets (excluding computer software)	—		—		—		—
Net restructuring, impairment and other charges	0.1		(0.2)		0.4		1.2
Other solar charges (inventory and A/R write-down)	—		—		—		0.4
Other charges related to restructured sites	(0.5)		—		(1.4)		3.4
Non-IFRS adjusted tax expense/Non-IFRS adjusted effective tax rate	$7.5	11%	$8.4	17%	$24.6	11%	$34.1	17%

(3)   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, in periods when it is relevant (the third quarter of 2015), non-IFRS free cash flow also included deposits received on the anticipated sale of real property (see note 18 to our 2017 audited consolidated financial statements). Similarly, it is our intention to include any amounts received from the purchasers of our Toronto real property (should the sale be consummated) in non-IFRS free cash flow in the period of receipt. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

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

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

		Three months ended		Year ended
		December 31		December 31
		2016	2017	2016	2017
IFRS earnings before income taxes		$29.3	$22.1	$161.0	$132.4
Multiplier		4	4	1	1
Annualized IFRS earnings before income taxes		$117.2	$88.4	$161.0	$132.4

Average net invested capital for the period		$1,083.8	$1,196.3	$1,062.3	$1,133.1

IFRS ROIC % (1)		10.8%	7.4%	15.2%	11.7%

		Three months ended		Year ended
		December 31		December 31
		2016	2017	2016	2017
Non-IFRS operating earnings (adjusted EBIAT)		$61.4	$50.7	$221.2	$216.5
Multiplier		4	4	1	1
Annualized non-IFRS adjusted EBIAT		$245.6	$202.8	$221.2	$216.5

Average net invested capital for the period		$1,083.8	$1,196.3	$1,062.3	$1,133.1

Non-IFRS adjusted ROIC % (1)		22.7%	17.0%	20.8%	19.1%

	December 31 2016	March 31 2017	June 30 2017	September 30 2017	December 31 2017
Net invested capital consists of:
Total assets	$2,822.3	$2,814.6	$2,857.7	$2,871.7	$2,944.7
Less: cash	557.2	558.0	582.7	527.0	515.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.5	1,168.4	1,152.7	1,228.9
Net invested capital at period end (1)	$1,075.4	$1,091.1	$1,106.6	$1,192.0	$1,200.6

	December 31 2015	March 31 2016	June 30 2016	September 30 2016	December 31 2016
Net invested capital consists of:
Total assets	$2,612.0	$2,621.9	$2,720.1	$2,813.7	$2,822.3
Less: cash	545.3	511.5	472.9	542.0	557.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,104.3	1,053.8	1,122.5	1,179.4	1,189.7
Net invested capital at period end (1)	$962.4	$1,056.6	$1,124.7	$1,092.3	$1,075.4
(1)     See footnote 4 of the previous table.

Recently issued accounting pronouncements:
IFRS 15, Revenue from Contracts with Customers:
In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and allows for early adoption. We adopted this standard on January 1, 2018, and have elected to use the retrospective approach, pursuant to which we will restate each relevant comparative reporting periods presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period to be presented in our quarterly and annual consolidated financial statements (which will be January 1, 2016 for our annual financial statements). The new standard will change the timing of our revenue recognition for a significant portion of our business, resulting in the recognition of revenue for certain customer contracts earlier than under the previous recognition rules (which was generally upon delivery). The new standard will materially impact our consolidated financial statements, primarily in relation to inventory and accounts receivable balances.
We currently estimate the following impacts under the new standard (in millions):

	January 1	December 31	Year ended
	2016	2016	December 31, 2016
	Increase (decrease)
Accounts receivable/Contract asset	$197	$227	$—
Inventories	(178)	(206)	—
Deferred taxes	(2)	(2)	—
Deficit	(17)	(19)	—
Revenue	—	—	30
Cost of sales	—	—	28
Net earnings	—	—	2
We are currently analyzing and will disclose the anticipated extent of the financial impact of the new standard on the specific line items above as of December 31, 2017 and for the year ended December 31, 2017 when our analysis is completed. We have made the necessary changes to our business processes, systems and controls to support the recognition and disclosures required for the new standard.
IFRS 9, Financial Instruments:
In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company's risk management activities. We adopted this standard effective January 1, 2018. The adoption of this standard will not have a material impact on our consolidated financial statements.
IFRS 16, Leases:
In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. We have established a project team to evaluate the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition and disclosures required by the new standard. Transition efforts are currently underway, and are anticipated to be complete by January 1, 2019.

Research and development, patents and licenses, etc.
The information required by this item is set forth above in Item 3(A) "Key Information — Selected Financial Data" in footnote 2, and in Item 4(B) "Information on the Company — Business Overview — Research and Technology Development."
Trend Information
The information required by this item is set forth above in "Overview," "Operating Results," and "Liquidity and Capital Resources," in Item 3(D) "Key Information — Risk Factors," and in Item 4(B) "Information on the Company — Business Overview."
Off-Balance Sheet Arrangements
Not applicable.
Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management
Each director of Celestica is elected by the shareholders to serve until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica as of February 14, 2018.*
* Mr. Deepak Chopra (age 54), a resident of Ontario, Canada, is currently a nominee for director, and is standing for election at the Corporation's 2018 Annual Meeting of Shareholders (the "Meeting").

Name	Age	Director Since	Position with Celestica	Residence
William A. Etherington(1)	76	2001	Chair of the Board	Ontario, Canada
Daniel P. DiMaggio	67	2010	Director	Georgia, U.S.
Laurette T. Koellner	63	2009	Director	Florida, U.S.
Carol S. Perry	67	2013	Director	Ontario, Canada
Tawfiq Popatia(2)	43	2017	Director	Ontario, Canada
Eamon J. Ryan	72	2008	Director	Ontario, Canada
Michael M. Wilson	66	2011	Director	Alberta, Canada
Robert A. Mionis	54	2015	Director, President and Chief Executive Officer	Arizona, U.S.

Name	Age	Executive Officer Since	Position with Celestica	Residence
Mandeep Chawla(3)	41	2017	Chief Financial Officer	Ontario, Canada
Todd C. Cooper(4)	48	2018	Chief Operations Officer	Connecticut, U.S.
Elizabeth L. DelBianco	58	1998	Chief Legal and Administrative Officer and Corporate Secretary	Ontario, Canada
John ("Jack") J. Lawless	57	2015	President, Advanced Technology Solutions (ATS)	Georgia, U.S.
Michael P. McCaughey	55	2007	President, Connectivity and Cloud Solutions (CCS)	Québec, Canada
Nicolas Pujet	45	2016	Chief Strategy Officer	Colorado, U.S.
____________________________________

(1)	Chair of the Board since April 2012
(2)    Director since January 1, 2017
(3)    Interim Chief Financial Officer effective May 23, 2017; appointed Chief Financial Officer effective October 19, 2017
(4)    Executive Officer since January 4, 2018

The following is a brief biography of each of Celestica's directors, director nominees and executive officers:
William A. Etherington.    Mr. Etherington is a corporate director. In addition to being the Chair of the Board of Celestica, he is also a director of Onex* (a public company). He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce (a public company), and a former director of St. Michael's Hospital. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation (a public company), and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from Western University.

*	Onex holds an approximate 79% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.
Deepak Chopra (nominee). Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Mr. Chopra worked for Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998 to 2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation and the Toronto Region Board of Trade. He currently sits on the board of the Conference Board of Canada. Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor’s degree in Commerce (Honours) and a Master’s Degree in Business Management (PGDBM).
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
Michael M. Wilson.    Mr. Wilson is a corporate director. Until his retirement in December 2013, he was the President and Chief Executive Officer, and a director, of Agrium Inc. (a public agricultural crop inputs company), and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company), and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson also currently serves on the board of directors of Air Canada and Suncor Energy Inc., and previously served on the board of directors of Finning International Inc. (each a public company), and was also the past Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.
Robert A. Mionis.    Mr. Mionis has been President and Chief Executive Officer of the Corporation since August 1, 2015. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management (Pamplona), a global private equity firm focused on companies in the industrial, aerospace, healthcare and automotive segments. Before joining Pamplona, Mr. Mionis spent over six years as the President and CEO of StandardAero, a global aerospace maintenance, repair and overhaul company. Before StandardAero, Mr. Mionis held senior leadership roles at Honeywell, most recently as the head of the Integrated Supply Chain Organization for Honeywell Aerospace. Prior to Honeywell, Mr. Mionis held a variety of progressively senior leadership roles with General Electric (GE) and Axcelis Technologies (each a public company) and AlliedSignal. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.
Mandeep Chawla.    Mr. Chawla has been Chief Financial Officer of the Corporation since October 19, 2017. As Chief Financial Officer, Mr. Chawla is responsible for overseeing Celestica's accounting, financial and investor relations functions. Since joining Celestica in 2010, Mr. Chawla has held progressively senior roles in the finance organization, most recently Interim Chief Financial Officer (from May to October 2017), and Senior Vice President, Finance (from July 2016 until May 2017). Prior to joining Celestica, he held finance positions with MDS Inc., Tyco International, and General Electric. Mr. Chawla holds a Master of Finance degree from Queen's University and a Bachelor of Commerce degree from McMaster University. He is a Certified Management Accountant.

Todd C. Cooper. Mr. Cooper joined Celestica as Chief Operations Officer in 2018 with over 25 years of experience in operations leadership and advisory roles. Prior to joining Celestica, Mr. Cooper led Supply Chain, Procurement, Logistics, and Sustainability value creation efforts across the portfolio companies of KKR, a leading global investment firm, from 2008 to 2018. Prior to that, he was the Vice President of Global Sourcing in Honeywell's Aerospace Division from 2005 to 2008. Before Honeywell, Mr. Cooper held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army.
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
John ("Jack") J. Lawless.    Mr. Lawless is President, Advanced Technology Solutions (ATS). In this role, he is responsible for the strategy and execution of Celestica's aerospace and defense, industrial, healthcare, and smart energy businesses, as well as semiconductor capital equipment and consumer. He has served in this role since joining Celestica in October 2015; however, his title changed in October 2016 from Executive Vice President, Diversified Markets in order to reflect organizational developments made to better align with the Corporation's business strategy and operational model. From 2009 to 2014, Mr. Lawless was the CEO of Associated Air Center, a subsidiary of StandardAero, one of the world's largest independent global aerospace maintenance, repair and overhaul companies. He also held the role of Chief Operating Officer of StandardAero, where he was responsible for operations, supply chain, quality, IT, and engineering. Prior to StandardAero, Mr. Lawless held a number of Vice President-level roles with Honeywell. Before joining Honeywell, he held progressively senior positions with Axcelis Technologies, General Cable and AlliedSignal.
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
Nicolas Pujet.    Mr. Pujet has been Chief Strategy Officer since July 2016. In this role, he leads Celestica's strategy and corporate development including the design and development of the Company's vision, strategic framework and planning activities in support of the Company's business objectives, as well as mergers and acquisitions. Prior to joining Celestica, Mr. Pujet spent more than 16 years in various strategic and leadership roles. From 2003 to 2016, he served in various strategy positions at Level 3 Communications. Most recently, he was the Senior Vice President, Corporate Strategy and was responsible for that company's strategic outlook and strategic planning and analyses worldwide. From 1999 to 2003, Mr. Pujet served as a Management Consultant with McKinsey & Company, a global management consulting firm. He holds a Ph.D. in Aeronautics and Astronautics from MIT.
There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.
None of the directors of the Corporation during 2017, or current directors or nominees serve together as directors of other corporations.

The following table identifies the functional competencies, expertise and qualifications of the Corporation's current directors and nominees pursuant to a skills matrix developed by the Nominating and Governance Committee to identify functional competencies, expertise and qualifications that our Board would ideally possess:

Skills
Service on Other Public (For-Profit) Company Boards	✓		✓	✓	✓	✓	✓		✓	7
Senior Officer or CEO Experience	✓	✓	✓	✓	✓		✓	✓	✓	8
Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Communications and/or Enterprise Computing	✓		✓							2
A&D, Healthcare, Semiconductor, Solar, Industrial				✓	✓		✓			3
Services (design, after-market)		✓	✓		✓					3
Europe and/or Asia Business Development	✓	✓		✓	✓		✓	✓	✓	7
Operations (supply chain management and manufacturing)	✓	✓			✓				✓	4
Marketing and Sales	✓	✓	✓		✓		✓	✓	✓	7
Strategy Deployment/M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Talent Development and Succession Planning	✓	✓	✓	✓	✓			✓	✓	7
IT and Business Transformation	✓		✓	✓	✓			✓		5
Finance and Treasury	✓		✓	✓		✓	✓			5
Other Characteristics
Gender	M	M	M	F	M	F	M	M	M	7M/2F

B.    Compensation
Director Compensation
Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs. The director fee structure for 2017 is set forth in Table 1 below.
Table 1: Directors’ Fees (1)

Element	Director Fee Structure for 2017(2)
Annual Board Retainer(3)	$360,000 – Board Chair $235,000 – Directors
Travel Fees(4)	$2,500
Annual Retainer for the Audit Committee Chair	$20,000
Annual Retainer for the Compensation Committee Chair	$15,000
Annual Retainer for the Nominating and Governance Committee Chair(5)	–
DSU Election(6)	Directors must elect to be paid either 100% or 75% of their aggregate annual retainers (including committee Chair retainers) and travel fees in the form of DSUs

(1)
Does not include Mr. Mionis, President and Chief Executive Officer (“CEO”) of the Corporation, whose compensation is set out in Table 15. Does not include fees payable to Onex for the service of Mr. Popatia as a director, which is described in footnote 9 to Table 2.

(2)
Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No fees were paid for participation on the Director Search Committee (an ad hoc committee formed to identify potential new directors) during 2017. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2017).

(3)	Paid on a quarterly basis.

(4)	The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

(5)	The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee in 2017, for which no additional fee was paid.

(6)
Credited on a quarterly basis. The number of DSUs granted are calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of such quarter. If no election is made, 100% of a director’s aggregate annual retainer and travel fees will be paid in DSUs.

Subject to the terms of the Directors’ Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation’s discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm’s‑length with the Corporation (collectively, “Retires”). The date used in valuing the DSUs for settlement is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires. The number of DSUs granted is calculated by dividing the fee that would otherwise be payable by the closing price of SVS on the NYSE on the last business day of the quarter.
The Compensation Committee plans to conduct a review of director compensation in 2018.
Directors’ Fees Earned in 2017
All compensation paid in 2017 by the Corporation to its directors is set out in Table 2, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 15, and Mr. Chopra, who is standing for election by shareholders for the first time at the Meeting. In 2017, the Board (excluding Mr. Popatia – see footnote 9 to Table 2) earned total annual board retainer fees, committee chair retainer fees and travel fees (collectively, “Annual Fees”) in the amount of $1,937,011, including total grants of DSUs in the amount of $1,696,125.
Table 2: Director Fees Earned in Respect of 2017

Name	Annual Fees Earned				Allocation of Annual Fees(1)
	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees	Total Fees	DSUs(2)	Cash(3)
Daniel P. DiMaggio	$235,000	–	$10,000	$245,000	$183,750	$61,250
William A. Etherington(4)(11)	$360,000	–	–	$360,000	$360,000	–
Thomas S. Gross(6)	$196,046	–	$7,500	$203,546	$152,660	$50,886
Laurette T. Koellner	$235,000	$20,000(5)	$10,000	$265,000	$198,750	$66,250
Joseph M. Natale(7)	$133,465 (8)	–	–	$133,465	$133,465	–
Carol S. Perry	$235,000	–	–	$235,000	$235,000	–
Tawfiq Popatia(9)	–	–	–	–	–	–
Eamon J. Ryan(11)	$235,000	$15,000(10)	–	$250,000	$187,500	$62,500
Michael M. Wilson(11)	$235,000	–	$10,000	$245,000	$245,000	–

(1)
Directors must elect to receive either 75% or 100% of their Annual Fees (set forth in the “Total Fees” column above) in DSUs (i.e., at least 75% of such fees are payable in DSUs). If a director does not make such election, 100% of such director’s Annual Fees will be paid in DSUs. The Annual Fees received by directors in DSUs for 2017 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly was determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $14.53 on March 31, 2017, $13.58 on June 30, 2017, $12.38 on September 29, 2017 and $10.48 on December 29, 2017.

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

(3)	Amounts in this column for Messrs. DiMaggio, Gross and Ryan and Ms. Koellner represent the portion of their Annual Fees (25%), which they elected to have paid in cash.

(4)
During 2017, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington received an annual Board Chair retainer fee in the amount of $360,000. He did not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.

(5)	Represents the annual retainer for the Chair of the Audit Committee.

(6)	Mr. Gross resigned from the Board effective November 1, 2017.

(7)	Mr. Natale resigned from the Board effective July 26, 2017.

(8)	Mr. Natale was Vice-Chair of the Board until his resignation from the Board effective July 26, 2017. He did not receive an additional retainer in his capacity as Vice-Chair of the Board.

(9)
Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2017; however, Onex received compensation for providing the services of Mr. Popatia as a director in 2017 pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended, the “Services Agreement”). The initial term of the Services Agreement was one year and the agreement automatically renews for successive one year terms unless the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $235,000 per year (consistent with the current annual Board retainer fees paid to directors), payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be credited.

(10)	Represents the annual retainer for the Chair of the Compensation Committee.

(11)	No fees were paid for participation on the Director Search Committee during 2017.
Directors’ Ownership of Securities
Outstanding Share‑Based Awards
Information concerning all outstanding share‑based awards as of December 31, 2017 made by the Corporation to each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 16, and Mr. Chopra, who is standing for election by shareholders for the first time at the Meeting), including awards granted prior to 2017, is set out in Table 3. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash (at the discretion of the Corporation). DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. In 2005, the Corporation amended its Long-Term Incentive Plan (“LTIP”) to prohibit grants to directors of options to acquire SVS. There are no options granted to directors (or former directors) prior to the foregoing amendment which remain outstanding.
Table 3: Outstanding Share‑Based Awards

Name	Number of Outstanding DSUs(1) (#)	Market Value of Outstanding DSUs(2) ($)
Daniel P. DiMaggio	169,144	$1,772,629
William A. Etherington	384,702	$4,031,678
Laurette T. Koellner	193,448	$2,027,334
Carol S. Perry	100,953	$1,057,986
Tawfiq Popatia(3)	–	–
Eamon J. Ryan	244,617	$2,563,585
Michael M. Wilson	166,296	$1,742,778

(1)	Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2018 in respect of the fourth quarter of 2017.

(2)	The market value of DSUs was determined using a share price of $10.48, which was the closing price of the SVS on the NYSE on December 29, 2017.

(3)
Mr. Popatia did not have any share-based awards from the Corporation outstanding as of December 31, 2017; however 196,390 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception, including 18,721 DSUs issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2017. For further information see footnote 9 to Table 2.

Changes in Directors’ Equity Interest
The following table sets out, for each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 16, and Mr. Chopra, who is standing for election by shareholders for the first time at the Meeting), such director’s direct or indirect beneficial ownership of, or control or direction over, shares and share-based awards in the Corporation as of February 14, 2018, and any changes therein since February 15, 2017, the date of disclosure in the Corporation’s 2016 Annual Report on Form 20-F (the “2016 Annual Report”).
Table 4: Changes in Directors’ Equity Interest (1)

Name	Date	SVS (#)	Share-Based Awards (DSUs) (#)	Total (#)
Daniel P. DiMaggio	Feb. 15, 2017 Feb. 14, 2018 Change	– – –	154,506 169,144 14,638	154,506 169,144 14,638
William A. Etherington(2)	Feb. 15, 2017 Feb. 14, 2018 Change	10,000 10,000 –	356,023 384,702 28,679	366,023 394,702 28,679
Laurette T. Koellner	Feb. 15, 2017 Feb. 14, 2018 Change	– – –	177,615 193,448 15,833	177,615 193,448 15,833
Carol S. Perry	Feb. 15, 2017 Feb. 14, 2018 Change	– – –	82,232 100,953 18,721	82,232 100,953 18,721
Tawfiq Popatia(2)(3)	Feb. 15, 2017 Feb. 14, 2018 Change	– – –	– – –	– – –
Eamon J. Ryan	Feb. 15, 2017 Feb. 14, 2018 Change	– – –	229,680 244,617 14,937	229,680 244,617 14,937
Michael M. Wilson	Feb. 15, 2017 Feb. 14, 2018 Change	– – –	146,778 166,296 19,518	146,778 166,296 19,518

(1)
Information as to SVS beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation’s knowledge and therefore has been provided by each individual set forth in the table.

(2)
As of February 14, 2018, Mr. Etherington also owned 10,000 subordinate voting shares of Onex and Mr. Popatia owned 3,894 subordinate voting shares of Onex. Other than Messrs.  Etherington and Popatia, no director of the Corporation during 2017 owned, and no current director nominee owns, shares of Onex.

(3)
18,721 DSUs were issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2017. 196,390 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception. Onex’s beneficial ownership of securities of the Corporation (which does not include DSUs) is set forth in footnote 2 to the Major Shareholder’s Table in Item 7(A).

Director Share Ownership Guidelines
The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the “Director Share Ownership Guidelines”) (see Executive Share Ownership for share ownership guidelines applicable to Mr. Mionis in his role as President and CEO of the Corporation). The Director Share Ownership Guidelines require that a director hold SVS and/or DSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS and/or DSUs with an aggregate value equal to 187.5% of the annual retainer. Directors have five years from January 1, 2016 or from the time of their appointment to the Board, as applicable, to comply with the Director Share Ownership Guidelines.

It is the Corporation’s policy that directors with five years or more service on the Board shall continue to receive a minimum of 75% of their Annual Fees in securities of the Corporation.
Although directors subject to the Director Share Ownership Guidelines will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation’s securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines. Each director’s holdings of securities, which for the purposes of the Director Share Ownership Guidelines include all SVS and DSUs, are reviewed annually as of December 31. The following table sets out, for each applicable director proposed for election at the Meeting (other than Mr. Chopra), whether such director was in compliance with the Director Share Ownership Guidelines as of December 31, 2017. If elected to the Board of Directors, Mr. Chopra will be required to comply with the Director Share Ownership Guidelines within five years of his election.
Table 5: Shareholding Requirements

Director(1)	Shareholding Requirements
	Target Value as of December 31, 2017	Value as of December 31, 2017 (2)	Met Target as of December 31, 2017
Daniel P. DiMaggio	$352,500	$1,772,629	Yes
William A. Etherington	$675,000	$4,136,478	Yes
Laurette T. Koellner	$352,500	$2,027,334	Yes
Carol S. Perry	$352,500	$1,057,986	Yes
Eamon J. Ryan	$352,500	$2,563,585	Yes
Michael M. Wilson	$352,500	$1,742,778	Yes

(1)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines. As an officer of Onex, Mr. Popatia is not subject to the Director Share Ownership Guidelines.

(2)	The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $10.48, which was the closing price of the SVS on the NYSE on December 29, 2017.
Attendance of Directors at Board and Committee Meetings
The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2017 to February 14, 2018. All then-members of the Board attended the Corporation’s last annual meeting of shareholders except for Mr. Gross. If elected, Mr. Chopra is expected to be appointed to the Audit, Compensation, and Nominating and Corporate Governance Committees following the Meeting.
Table 6: Directors’ Attendance at Board and Committee Meetings

					Meetings Attended %
Director	Board	Audit	Compensation	Nominating and Corporate Governance	Board	Committee
Daniel P. DiMaggio	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
William A. Etherington	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Thomas S. Gross(1)	4 of 6	4 of 5	3 of 4	2 of 3	67%	75%
Laurette T. Koellner	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Robert A. Mionis	9 of 9	–	–	–	100%	–
Joseph M. Natale(1)	4 of 5	3 of 4	2 of 3	1 of 2	80%	67%
Carol S. Perry	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Tawfiq Popatia	9 of 9	–	–	–	100%	–
Eamon J. Ryan	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%
Michael M. Wilson	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

(1)
Messrs. Gross and Natale resigned from the Board of Directors effective November 1, 2017 and July 26, 2017, respectively. Their attendance in this table represents meetings which occurred during their respective service periods.

COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation’s CEO, its Chief Financial Officer (“CFO”), and the three other most highly compensated executive officers (together with Mr. Darren Myers as the former CFO, collectively, the “Named Executive Officers” or “NEOs”). The NEOs who are the subject of this Compensation Discussion and Analysis are:
•    Robert A. Mionis – President and CEO;
•    Mandeep Chawla – CFO;

•	Michael P. McCaughey – President, CCS;

•	John “Jack” Lawless – President, ATS; and
•    Elizabeth L. DelBianco – Chief Legal and Administrative Officer.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2017 is set out in the section Compensation Discussion and Analysis – 2017 Compensation Decisions. Disclosure regarding Mr. Myers is included in the section Arrangements Regarding Resignation of Former CFO and is otherwise excluded from this Compensation Discussion and Analysis as his tenure as CFO of the Corporation ended as of July 31, 2017.
Compensation Objectives
The Corporation’s executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Corporation. The Compensation Committee reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.
A substantial portion of the compensation of our executives is linked to the Corporation’s performance. The Compensation Committee establishes target compensation with reference to the median compensation of a comparator group of Celestica’s competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of Celestica’s revenue (such group, the “Comparator Group”). However, neither each element of compensation nor total compensation is expected to match the median of such Comparator Group exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.
The 2017 compensation package was designed to:

•	ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

•	provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity‑based incentive plans;

•
reward executives, through both annual incentives and equity‑based incentives, for achieving operational and financial results that meet or exceed the Corporation’s business plan and that are superior to those of direct competitors in the electronics manufacturing services (“EMS”) industry;

•	align the interests of executives and shareholders through equity‑based compensation;

•	recognize tenure and utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role;

•	recognize differing roles and responsibilities, and that the executives work as a team to achieve corporate results; and

•	ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

Independent Advice
The Compensation Committee, which has the sole authority to retain and terminate an executive compensation consultant, has engaged Willis Towers Watson (the “Compensation Consultant”) since October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation’s compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation’s compensation practices versus those of the Comparator Group and the market in general.
The Compensation Consultant also provides advice (upon request) to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2017, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.
Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the Compensation Committee also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2017, the Compensation Committee determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support and agenda items for each Compensation Committee meeting throughout the year. The Compensation Consultant reports directly to the chair of the Compensation Committee and is not engaged by management. The Compensation Consultant may, with the approval of the Compensation Committee, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation’s practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre‑approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for pre-approval, and any services that will cause total non‑executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre‑approved by the Compensation Committee.
The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:
Table 7: Fees of the Compensation Consultant

	Year Ended December 31
	2017	2016
Executive Compensation-Related Fees (1)	C$246,859	C$262,612
All Other Fees (2)	C$–	C$4,495

(1)
Services for 2017 and 2016 included support on executive compensation matters that are part of its annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for-performance analysis and assistance with executive compensation-related disclosure), annual valuation of PSUs for accounting purposes, attendance at all Compensation Committee meetings, and support with ad-hoc executive compensation issues that arose throughout the year. Services for 2017 also included advice on incentive plan design changes, research and commentary on strategic incentive awards and total shareholder return (“TSR”) peer group analysis. Services for 2016 also included incentive plan design review and business strategy review.

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

• Review of pay-for-performance alignment relative to Comparator Group
• Evaluate interim performance relative to objectives
• Approve appointments to designated positions and any related compensation changes
• Re-evaluate Comparator Group and update for the next performance period, as applicable
• Review management succession plans including retention value of unvested equity awards
• Evaluate individual performance relative to objectives • Determine achievement of performance criteria for annual and long term incentives

The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, target annual incentive awards under the CTI and equity‑based incentive grants. The Compensation Committee evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The Compensation Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Compensation Committee and provides compensation recommendations. The Compensation Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs.
The Compensation Committee generally meets five times a year, in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, approves the Comparator Group that will be used for the compensation review for the following year. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, with reference to the established Comparator Group. Using this analysis, the CEO develops base salary and equity‑based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO’s compensation is determined by the Compensation Committee in consultation with the Compensation Consultant with input from the Corporation’s chief human resources executive. At the December meeting, preliminary compensation proposals for the CEO and the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity‑based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity‑based awards and their current retention value are reviewed and may be taken into consideration when making decisions related to equity‑based compensation. The Compensation Committee also considers the potential value of the total compensation package for the CEO, which is stress-tested at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation. The CEO and the NEOs are not present at the Compensation Committee meetings when their respective compensation is discussed.

Based on a management plan approved by the Board, CTI targets for the relevant year are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation’s performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the CTI, as well as the vesting percentages for any previously granted equity‑based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation’s year-end results as approved by the Audit Committee. The amounts related to the CTI are then paid in February.
In addition to the above regular business, the Compensation Committee also made key decisions concerning the CFO succession in 2017 and the related compensation decisions, as more fully described below under CFO Succession and, with respect to Mr. Myers’ resignation, under Arrangements Regarding Resignation of Former CFO. The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion for 2017 compensation with respect to any NEO.
Compensation Risk Assessment and Governance Analysis
The Compensation Committee, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation’s compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation’s compensation policies and practices and any proposed changes to them.
The Corporation’s compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the Compensation Committee’s view that the Corporation’s 2017 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation’s compensation program. In reaching its opinion, the Compensation Committee reviewed key risk-mitigating features in the Corporation’s compensation governance processes and compensation structure including the following:

Governance
Compensation Decision-Making Process
• The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy (see Compensation Discussion and Analysis – Compensation Objectives).

Non-binding Shareholder Advisory Vote on Executive Compensation	• The Corporation annually holds an advisory vote on executive compensation, allowing shareholders to express approval or disapproval of its approach to executive compensation.
Annual Review of Incentive Programs
• Each year, the Corporation reviews and sets performance measures and targets for the CTI and for PSU grants under the Celestica Share Unit Plan (“CSUP”) and the LTIP that are aligned with the business plan and the Corporation’s risk profile to ensure continued relevance and applicability.
• When new compensation programs are considered, they are stress‑tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress‑tested annually.

External Independent Compensation Advisor
•    On an ongoing basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership
•    All of the Corporation’s independent directors sit on the Compensation Committee to provide continuity and to facilitate coordination between the Committee’s and the Board’s respective oversight responsibilities.

Compensation Program Design
Review of Incentive Programs
• At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

Fixed versus Variable Compensation
• For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (CTI and long‑term, equity‑based incentive plans).
• The majority of the value of target variable compensation is delivered through grants under long‑term, equity‑based incentive plans which are subject to time and/or performance vesting requirements.
• The mix of variable compensation provides a strong pay-for-performance relationship.
• The NEO compensation package provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short‑term goals at the expense of creating and sustaining long‑term shareholder value, as NEOs benefit if shareholder value increases over the long‑term.

“One-company” Annual Incentive Plan
• Celestica’s “one-company” annual incentive plan (the CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica’s overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics
• The CTI ensures a holistic assessment of performance with ultimate payout tied to measurable corporate financial metrics (for 2017, revenue, non-IFRS Operating Margin (as defined in footnote 2 to Table 11), and non-IFRS adjusted return on invested capital (“adjusted ROIC”) (as defined in footnote 4 to Table 11)).
• Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through PSUs (which have vesting subject to both measurable corporate financial metrics and relative performance features) and RSUs.

Minimum Performance Requirements and Maximum Payout Caps
• For 2017, two non-IFRS thresholds existed for any payout to occur under the CTI.
• Additionally, target non-IFRS Operating Margin (as defined in footnote 2 to Table 11) must be achieved for other measures to pay above target.
• Each of the CTI and PSU payouts have a maximum payout of two times target.

Share Ownership Requirement
• The Corporation’s share ownership guidelines require executives to hold a significant minimum amount of the Corporation’s securities to help align their interests with those of shareholders’ and the long‑term performance of the Corporation.
• This practice also mitigates against executives taking inappropriate or excessive risks to improve short‑term performance at the expense of longer-term objectives.
•    In the event of the cessation of Mr. Mionis’ employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis’ amended CEO employment agreement effective August 1, 2016 (the “CEO Employment Agreement”).

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

“Clawback” Policy
• A “clawback” policy provides for recoupment of incentive-based compensation from the CEO and CFO that was received during a specified period in the event of an accounting restatement due to material non‑compliance with financial reporting requirements as a result of misconduct, as well as any profits realized from the sale of securities during such period (see – “Clawback” Provisions).
• In addition, all longer‑term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

“Double Trigger”	• The LTIP and CSUP currently provide for change of control treatment for outstanding equity based on a “double trigger” requirement
Severance Protection	• NEOs’ entitlements on termination without cause are in part contingent on complying with confidentiality, non‑solicitation and non‑competition obligations (two years).
Pay-For-Performance Analysis	• Periodic scenario testing of the executive compensation programs is conducted, including a pay-for-performance analysis.

Comparator Group
The Compensation Committee establishes salary, annual incentive and equity‑based incentive awards with reference to the median of such elements for the Comparator Group, but is not bound to any target percentile for any element of compensation of the Comparator Group. The Comparator Group is comprised of a selection of the Corporation’s competitors, major suppliers, customers, and other international technology companies that generally fall in the range of 50% to 200% of the Corporation’s revenues and is approved annually by the Compensation Committee. The Compensation Committee also considers the Corporation’s business objectives and its participation in global markets when approving the Comparator Group. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide with companies in the technology industry. Our global recruiting strategy has been evidenced by the fact that several of our executive officers were not recruited from Canada; and in fact, the Corporation’s three most recent CEOs have come from the United States. There are no EMS competitor companies in the Comparator Group that are headquartered in Canada. For non-EMS companies, competitors of similar size and scope within Canada would not provide the desired global perspective. As a result, the determination of the Comparator Group is not bound by geographic limitations and instead includes a representation from a broad group of relevant companies which are publicly traded and against which the Corporation competes for executive leaders. Most of the companies in the current Comparator Group are based in the United States. The Comparator Group chosen in 2016 was used to establish 2017 executive compensation. In 2017, Lexmark International Inc. was acquired by another company and was subsequently removed from the Comparator Group. The Comparator Group chosen in 2017 to establish 2018 executive compensation was reviewed and approved by the Compensation Committee, and is set out in Table 8 below.
Table 8: Comparator Group(1)

Industry Company Name	2016 Annual Revenue (millions)	Industry Company Name	2016 Annual Revenue (millions)	Industry Company Name	2016 Annual Revenue (millions)
Electronic Manufacturing Services		Communications		Technology Hardware, Storage, Peripherals
Flex Ltd.	$24,419	Harris Corp.	$7,467	NCR Corp.	$6,543
Jabil Circuit, Inc.	$18,353	Juniper Networks, Inc.	$4,990	NetApp, Inc.	$5,546
Sanmina Corporation	$6,481	Motorola Solutions	$6,038
Benchmark	$2,310	Level 3 Communications	$8,172
Plexus Corp.	$2,556	ARRIS International	$6,829
Electronic Components		Diversified Markets		Semiconductor
Corning Inc.	$9,390	Agilent Technologies Inc.	$4,202	Applied Materials Inc.	$10,825
Amphenol Corporation	$6,286			Advanced Micro Devices Inc.	$4,272
				Lam Research	$5,886
				NVIDIA Corp.	$5,010
				Overall
				25th Percentile	$5,000
				50th Percentile	$6,286
				75th Percentile	$7,820
				Celestica Inc.	$6,017
				Percentile	44th percentile

(1)	All data was provided by the Compensation Consultant (sourced by it from Standard & Poor’s Capital IQ), reflecting fiscal year 2016 revenue for each company, and is presented in U.S. dollars.
Additionally, broader market compensation survey data for other similarly‑sized organizations provided by the Compensation Consultant is analyzed in accordance with a process approved by the Compensation Committee. The Compensation Committee considered such survey data, among other matters, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining the compensation of the CEO and the other NEOs.

CFO Succession
Following the announcement by the Corporation of Mr. Myers’ intention to leave the Corporation by the end of July 2017 to pursue an opportunity in another industry, the Board approved the CEO’s recommendation for the appointment of Mandeep Chawla as the interim CFO effective May 23, 2017 with the intention of providing internal leadership continuity during the CFO search process. The Corporation undertook a comprehensive CFO search process that included both external and internal candidates, and engaged an executive search firm to help identify candidates for the successor CFO. CFO candidates were evaluated under a structured leadership assessment. Following the conclusion of the search and assessment, the Compensation Committee approved the appointment of Mr. Chawla as CFO on October 19, 2017 and the compensation package for his new role.
Anti-Hedging and Anti-Pledging Policy
The Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executive officers may not sell short the Corporation’s securities, buy or sell put or call options on the Corporation’s securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in market value of the Corporation’s securities. Executive officers are also prohibited from purchasing the Corporation’s securities on margin, borrowing against the Corporation’s securities held in a margin account, or pledging the Corporation’s securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation’s securities.
“Clawback” Provisions
The Corporation is subject to the “clawback” provisions of the Sarbanes‑Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to material non‑compliance with financial reporting requirements as a result of misconduct, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive‑based compensation they had received during the 12‑month period following the first public issuance or filing with the SEC (whichever is earlier) of a financial document embodying such financial reporting requirement, as well as any profits they had realized from the sale of securities of the Corporation during that 12-month period.
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

•
fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non‑disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

•
on his or her behalf or on another’s behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers
The compensation of the NEOs in 2017 was comprised of the following elements:

Elements	Rationale
Base Salary
Provides a fixed level of compensation intended to reflect the scope of an executive’s responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels

Annual Cash Incentives	Aligns executive performance with the Corporation’s annual goals and objectives
Equity-Based Incentives
• RSUs • PSUs	Provides a strong incentive for long-term executive retention Aligns executive’s interests with shareholder interests and provides incentives for long-term performance
Benefits	Executives participate in company-wide benefit programs which are designed to help ensure the health and wellness of employees
Pension	Designed to assist executives in saving for their retirement
Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation
Compensation Element Mix
In order to ensure that our executive compensation program is market competitive, we annually review the program design and pay levels of companies in the Comparator Group. We assess total target direct compensation (base salary, annual cash incentive and equity grants) as well as specific elements of compensation when reviewing market information relative to our executive compensation program. The Compensation Committee uses the median of the Comparator Group as a guideline when determining total target direct compensation but is not bound to any target percentile for any specific element of compensation. In addition to the Comparator Group, we also consider executive compensation relative to internal peers where responsibilities and experience vary. In determining appropriate positioning relative to the Comparator Group and internal peers, we utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role.
The at‑risk portion of total compensation varies by role and executive level, but has the highest weighting at the most senior levels of management. CTI awards and certain equity‑based incentive plan awards are contingent upon the Corporation’s financial and operational performance and are therefore at-risk. With a significant portion of total target direct compensation delivered through variable compensation, the Corporation intends to continue to align NEO compensation with shareholder interests. The relative weighting of the compensation elements for the CEO and the other NEOs (average) for 2017 is set forth below.

Compensation Element Mix for CEO	Compensation Element Mix for Other NEOs (Average)

Base Salary
The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are determined with consideration given to the market median of the Comparator Group. Base salaries are reviewed annually and adjusted if appropriate, to reflect individual performance, relevant knowledge, experience and the executive’s level of responsibility within the Corporation.
Celestica Team Incentive Plan
The objective of the CTI is to reward all eligible employees, including the NEOs, for the achievement of annual objectives. CTI awards for the NEOs are based on the achievement of pre‑determined corporate and individual goals, and are paid in cash. Actual performance which impacts payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award (defined below). Awards are determined in accordance with the following formula:

Target Award
The target award is calculated as each NEO’s Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year) (the “Target Award”).
The maximum CTI payment is two times the Target Award.

CPF
The CPF is based on certain corporate financial targets (described for 2017 in more detail in Table 11 below) established at the beginning of the performance period and approved by the Compensation Committee and can vary from 0% to 200%.
The CPF must be greater than zero for an executive to be entitled to any CTI payment.
Actual results relative to the targets, as described above, determine the amount of the annual incentive and for 2017, were subject to the following parameters:
•    a minimum corporate profitability threshold must be achieved for the CPF to exceed zero; and
•    target non-IFRS Operating Margin (as defined in footnote 2 to Table 11) must be achieved for other measures to pay above target (collectively, the “CTI Parameters”).
The CTI Parameters were set in addition to the CPF thresholds in order to ensure challenging limits reflective of our current business environment.

IPF
Individual contribution is recognized through the IPF component of the CTI. The IPF is determined through the annual performance review process and is based on an evaluation of the NEO’s performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO’s individual performance relative to business results, teamwork and the executive’s key accomplishments.
The IPF can adjust the executive’s actual award by a factor of between 0.0x and 1.5x (reduced from 2.0x in 2016) depending on individual performance; however the CTI payment is subject to an overall maximum cap of 200% of the Target Award.

Equity‑Based Incentives
The Corporation’s equity‑based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity‑based compensation are to:

•	align the NEOs’ interests with those of shareholders and incent appropriate behaviour for long‑term performance;

•	reward the NEOs’ contributions to the Corporation’s long‑term success; and

•	enable the Corporation to attract, motivate and retain qualified and experienced employees.
At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity‑based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation’s year‑end results have been released. The mix of equity based incentives is reviewed and approved by the Compensation Committee each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.
Target equity‑based incentives are determined using the median awards of the Comparator Group as a guideline; however, consideration is also given to individual performance and contribution when determining actual awards. In establishing the grant value of the annual equity awards for the NEOs, we start by assessing the median total target direct compensation of the Comparator Group. This data is then compared over a number of years for additional context and market trends. The Compensation Committee also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation’s business strategies and the executive’s potential to contribute to long-term shareholder value. Also considered are the executive’s role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.
The CEO has the discretion to issue equity‑based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre‑approved by the Compensation Committee at the January meeting. Subject to the Corporation’s blackout periods, these grants typically take place at the beginning of a month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and typically are reviewed in advance with the Chair of the Compensation Committee. No such grants were made to NEOs for 2017, except for a one-time grant made to Mr. Myers in March 2017 in recognition of his role and accomplishments in 2016 (these equity awards were forfeited upon his resignation) and a one-time grant of 48,180 RSUs to Mr. Chawla in June 2017 in connection with his appointment as interim CFO.
RSUs
NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation’s annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the Compensation Committee in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years. Each vested RSU entitles the holder to one SVS on the release date. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle RSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers – Equity Compensation Plans.
PSUs
NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation’s annual equity grant. The vesting of such awards requires the achievement of specified performance‑based conditions over a specified time period, as determined by the Compensation Committee in its discretion. PSUs granted by the Corporation generally vest at the end of a three‑year performance period subject to pre‑determined performance criteria. Each vested PSU entitles the holder to receive one SVS on the applicable release date. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle the PSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers – Equity Compensation Plans.
Stock Options
NEOs may be granted stock options under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten‑year term. The LTIP is not an evergreen plan and no stock options have been re‑priced.
Other Compensation
Benefits
NEOs participate in the Corporation’s health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.
Perquisites
Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to NEOs as an integral part of the Corporation's Short Term Business Travel Program and is designed to maintain an individual’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities.
Tax Deductibility of Executive Compensation for U.S. Tax Purposes
Prior to December 22, 2017, when the U.S. Tax Cuts and Jobs Act of 2017 (U.S. Tax Reform) became law, Section 162(m) of the U.S. Internal Revenue Code, which did not apply to foreign private issuers, generally disallowed a tax deduction to public companies for compensation paid to specified executive officers in excess of $1 million per officer in any year that did not qualify as performance-based compensation. Pursuant to the U.S. Tax Reform, however, foreign private issuers registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (like the Corporation) have become subject to Section 162(m), to the extent they have U.S-based executive officers for which they take a deduction for U.S. tax purposes. Under the revisions to Section 162(m) implemented by the U.S. Tax Reform, the performance-based exception has been repealed and the $1 million deduction limit now applies to anyone serving as the chief executive officer or the chief financial officer at any time during the taxable year and the top three other highest compensated executive officers serving at fiscal year-end (if relevant deductions for such executives are taken for U.S. tax purposes). The new rules generally apply to taxable years beginning after December 31, 2017, but do not apply to remuneration provided pursuant to a written binding contract in effect on November 2, 2017 that has not been modified in any material respect after that date. Because of ambiguities and uncertainties as to the scope of the foregoing exception, no assurance can be given that the compensation of our CEO and Mr. Lawless will be so exempted. In addition, the Corporation’s executive compensation program had already been structured prior to the time that the U.S. Tax Reform changes to Section 162(m) became effective. With respect to future periods, although the Compensation Committee intends to consider the potential tax deductibility of executive compensation under Section 162(m) for applicable executive officers, the primary goal of our compensation programs is to meet the objectives set forth in this Compensation Discussion and Analysis. Accordingly, the Compensation Committee reserves the right to use its business judgment to authorize compensation payments that may be subject to the Section 162(m) deduction limit if it believes such payments are appropriate and in the best interests of the Corporation and its shareholders.

2017 Compensation Decisions
Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.
Base Salary
The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2015 through December 31, 2017:
Table 9: NEO Base Salary Changes

NEO	Year	Salary ($)
Robert A. Mionis	2017	$950,000
	2016	$850,000
	2015	$850,000
Mandeep Chawla	2017	$450,000
	2016	$246,000
	2015	$185,111
Michael P. McCaughey	2017	$475,000
	2016	$475,000
	2015	$475,000
Jack Lawless	2017 2016 2015	$460,000 $410,000 $410,000
Elizabeth L. DelBianco	2017	$460,000
	2016	$460,000
	2015	$460,000

The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.
In January 2017, the Compensation Committee approved an increase in Mr. Mionis’ annual base salary from $850,000 to $950,000 and an increase in Mr. Lawless’ annual base salary from $410,000 to $460,000, effective April 1, 2017. These increases were made in order to better align their respective salaries to the median of the Comparator Group given their accomplishments during 2016, and were consistent with the Corporation’s multi-year approach for setting compensation for executives who are in a new role, and then transitioning such compensation to more competitive levels after a period where performance can be adequately assessed.
As interim CFO, Mr. Chawla’s annual base salary did not change from his prior role; however, in recognition of his significantly expanded responsibilities, he received a one-time cash award of C$260,000 paid in two equal instalments during 2017. Upon his appointment as CFO, the Compensation Committee approved an annual base salary of $450,000 for Mr. Chawla. When setting the base salary for Mr. Chawla, the Compensation Committee considered his experience and the responsibilities and duties connected with the CFO position, as well as variable incentive compensation and median aggregate compensation. The Compensation Committee also reviewed salaries for CFOs within the Comparator Group, median competitive data and historical data concerning CFO base salaries at the Corporation.

Equity‑Based Incentives
Annual Equity Grant Reporting
In 2015, the Compensation Committee reviewed the Corporation’s equity grant practices with the Compensation Consultant. Following the review, the Corporation revised its disclosure with respect to its annual equity grant to reflect that equity grants made in-year are granted with respect to the current and future year performance, rather than as a reward in respect of the most recently completed year. This change was made in order to reflect that annual equity grants are intended to incentivize future performance and further connect pay for performance, and also to ensure direct accountability for the long-term financial performance of the Corporation. The revised grant disclosure did not impact how annual equity grants made in 2015 or prior years were reported. However, RSUs and PSUs granted in 2016, which would previously have been reported as 2015 compensation for the NEOs, were instead reflected as part of 2016 compensation (the year of grant). See – NEO Equity Awards below.
Equity Mix
The Compensation Committee determined that the mix of equity in respect of 2017 compensation would be comprised of RSUs (50% weight) and PSUs (50% weight), and that no stock options would be granted to NEOs. In reaching this decision, the Compensation Committee took into account competitive equity compensation trends and practices among the Corporation’s Comparator Group and the Corporation’s objective of attracting and retaining key talent to effectively execute its strategic business goals. See Compensation Elements for the Named Executive Officers – Equity‑Based Incentives for a general description of the process for determining the amounts of these awards and Key 2018 Executive Compensation Program Design Changes for a discussion of the changes to the equity mix that have been implemented for 2018.
CFO Transition Equity Award
In recognition of Mr. Chawla’s significantly expanded responsibilities upon his appointment as interim CFO, he received a one-time award of 48,180 RSUs on June 5, 2017 based on a share price of $14.01, which was the closing price of the SVS on the NYSE on June 2, 2017 (the last business day before the date of grant).
NEO Equity Awards
Target equity based incentives were determined for the NEOs for 2017 with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The following table sets forth equity awards granted to the NEOs on January 31, 2017 as part of their 2017 compensation:
Table 10: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	201,317	201,317	-	$5,500,000
Mandeep Chawla(4)	60,991	12,811	-	$1,025,000
Michael P. McCaughey	56,734	56,734	-	$1,550,000
Jack Lawless	54,904	54,904	-	$1,500,000
Elizabeth L. DelBianco	52,159	52,159	-	$1,425,000

(1)	Grants were based on a share price of $13.66, which was the closing price of the SVS on the NYSE on January 30, 2017 (the last business day before the date of grant).

(2)	Assumes achievement of 100% of target level performance.

(3)	Represents the aggregate grant date fair value of the RSUs and PSUs.

(4)
Represents: (i) the equity awards granted to Mr. Chawla during 2017 for his role as Senior Vice President, Finance of the Corporation, based on a share price of $13.66, the closing price of the SVS on the NYSE on January 30, 2017 (the last business day before the date of grant); and (ii) the one-time award of 48,180 RSUs granted on June 5, 2017 in recognition of Mr. Chawla’s significantly expanded responsibilities upon his appointment as interim CFO, based on a share price of $14.01, the closing price of the SVS on the NYSE on June 2, 2017 (the last business day before the date of grant).

PSUs granted as set forth in the table above vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of the target amount granted and will be determined by Celestica’s TSR and non-IFRS adjusted ROIC positioning relative to a comparator group selected by the Compensation Committee for each such purpose.
TSR measures the performance of a company’s shares over time. It combines share price appreciation and dividends, if any, paid over the period to determine the total return to the shareholder expressed as a percentage of the initial investment. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three year performance period (plus any dividends paid in respect of the common shares of such TSR Comparator during the period) where the average of the daily closing share price for the month of December 2016 will be the beginning share price and the average of the daily closing price for the month of December 2019 will be the ending share price. The TSR of Celestica is calculated in the same manner in respect of the SVS (Celestica does not currently pay dividends).
For purposes of PSUs granted in 2017 that vest based on TSR performance, TSR will be measured relative to the information technology companies within the S&P 1500 Index as at January 1, 2017 with the addition of Flex Ltd., that remain publicly traded on an established U.S. stock exchange for the entire performance period (the “TSR Comparators”). The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group provides reasonable market alignment and was appropriate given it is broadly representative of the U.S. technology sector and includes many of the Corporation’s customers, suppliers, and competitors for talent. The Corporation’s market capitalization is positioned around the median of the TSR Comparators.
For purposes of PSUs granted in 2017 that vest based on non-IFRS adjusted ROIC performance, the Corporation’s non-IFRS adjusted ROIC will be measured against the adjusted ROIC of five direct competitors in the EMS industry chosen by the Compensation Committee (Benchmark Electronics, Inc., Flex Ltd., Jabil Circuit, Inc., Sanmina Corporation and Plexus Corp., collectively, the “ROIC Competitors”) during the last year of the three-year vesting period. The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group was appropriate for measuring relative adjusted ROIC.
Of the target number of PSUs granted to each NEO in respect of 2017 compensation, 60% will vest based on Celestica’s TSR positioning and 40% will vest based on Celestica’s non-IFRS adjusted ROIC ranking, each calculated as described below.
The PSUs that vest based on Celestica’s TSR positioning (as determined by the Corporation) will be determined as follows:

•	Celestica’s TSR will be ranked against that of each of the TSR Comparators;

•	the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica’s TSR position as set out in the table below;

•
Celestica’s percentile position will be calculated by first arranging the TSR results from highest to lowest for all TSR Comparators, excluding Celestica, and calculating the percentile rank for each TSR Comparator. The percentage of PSUs that will vest and become payable on the release date with respect to Celestica’s TSR positioning will be calculated by interpolating between the corresponding payout percentages immediately above and immediately below Celestica’s percentile position as set out in the table below; and

•
if Celestica’s TSR is less than 0%, then regardless of Celestica’s TSR positioning amongst the TSR Comparators, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number issued.

Celestica’s TSR Positioning	Percentage of target number that will vest
90th Percentile	200%
75th Percentile	175%
50th Percentile	100%
40th Percentile	75%
25th Percentile	50%
<25th Percentile	0%

The PSUs that vest based on Celestica’s non-IFRS adjusted ROIC ranking among the ROIC Competitors (as determined by the Corporation) will be determined as follows:

Celestica’s non-IFRS adjusted ROIC Ranking	Percentage of target number that will vest
Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%
The RSUs vest ratably over a three year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on January 31, 2017 was determined at the January 2017 meeting of the Compensation Committee. The number of RSUs granted was determined using the closing price of the SVS on January 30, 2017 (the day prior to the date of grant) on the NYSE of $13.66.
Annual Incentive Award (CTI)
2017 Company Performance Factor
The CPF component of the CTI calculation for 2017 was based on the achievement by the Corporation of specified targets with respect to certain pre-selected financial measures as set forth in Table 11 below. These measures were approved by the Compensation Committee as they were determined to be aligned with the Corporation’s key objectives of driving profitable growth, on both a “top line” and “bottom line” basis. Further, non-IFRS adjusted ROIC (as defined in footnote 4 to Table 11 below) was selected as a financial measure to encourage effective capital deployment and sustained, long-term value creation.
The 2017 financial targets were established at levels consistent with the Corporation’s Annual Operating Plan for 2017, which was approved by the Board. As described above, no minimum CTI payments are guaranteed. Before the CPF was calculated, the Compensation Committee reviewed the CTI Parameters and determined that the minimum threshold requirements were met.
The CPF for 2017 was 83% based on the results in the following table:
Table 11: Company Performance Factor

Measure(1)	Weight	Threshold	Target	Maximum	Achieved Results	Weighted Achievement
Non-IFRS Operating Margin (adjusted EBIAT Margin)(2)	50%	2.8%	3.7%	4.6%	3.5%	43.6%
Revenue(3)	25%	$5,700M	$6,200M	$6,700M	$6,111M	21.6%
Non-IFRS adjusted ROIC(4)	25%	16%	21%	26%	19%	17.8%
CPF						83%

(1)
See “Non-IFRS measures” in Item 5, “Operating and Financial Review and Prospects” above for a discussion of, among other things, how non-IFRS operating margin (adjusted EBIAT Margin) and non-IFRS adjusted ROIC are calculated and used, as well as a reconciliation of such non‑IFRS measures to the most directly comparable IFRS measures. These non‑IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

(2)
Non-IFRS Operating Margin is a non‑IFRS measure calculated as non-IFRS operating earnings (adjusted EBIAT) divided by Revenue. “Adjusted EBIAT” is defined as earnings before interest and fees relating to the Corporation’s credit facility, accounts receivable sales program, and a customer’s supplier financing program, amortization of intangible assets (excluding computer software), income taxes and in periods where such charges have been recorded, employee stock‑based compensation expense, restructuring and other charges, including acquisition-related consulting, transaction, and integration costs (net of recoveries) and Toronto transition costs (recoveries), impairment charges, other charges relating to the Corporation’s solar panel manufacturing business, and refund interest income with respect to amounts previously held on account with Canadian tax authorities. See footnote (1) above for information on where to find a discussion of the components of these measures, as well as a reconciliation of such measures to the most directly comparable IFRS measures.

(3)	Revenue means the Corporation’s annual revenue.

(4)
Non-IFRS adjusted ROIC is a non-IFRS measure calculated by dividing non-IFRS adjusted EBIAT by average net invested capital, where average net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital, however, this measure is not a measure defined under IFRS. See footnote (1) above for information on where to find a discussion of the components of this measure, as well as a reconciliation of such measure to the most directly comparable IFRS measure.

2017 Individual Performance Factor
The IPF can increase an executive’s CTI award by a factor of up to 1.5x (reduced from 2.0x in 2016) or reduce the CTI award to zero depending on individual performance (an IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable). Notwithstanding the foregoing, CTI payments are subject to an overall maximum cap of 200% of the Target Award. The IPF is determined through the annual performance review process.
At the beginning of each year, the Compensation Committee and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO’s goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and the amount of, the IPF remains at the discretion of the Compensation Committee. However, the CPF must be greater than zero for an executive to be entitled to any CTI payment.
In 2017, the NEOs’ IPF goals were established at the beginning of the year. Once Mr. Chawla was appointed CFO, he worked with Mr. Myers, the Board and the Compensation Committee to effectively transition the role of CFO and transition-related IPF goals for the remainder of the year were set and approved by the Compensation Committee. Additional IPF goals were established by the Compensation Committee for Mr. Chawla, which were an extension of those set earlier in the year for Mr. Myers, with the addition of new goals. The IPF goals for other NEOs established at the beginning of 2017 were not adjusted during the transition period.
CEO
In assessing Mr. Mionis’ individual performance, the Compensation Committee considers the Corporation’s objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Personal performance objectives measure achievements in the areas of growth, transformational capabilities, brand transformation, people, innovation, operational productivity and financial results, operational effectiveness and such other areas as are determined to merit particular focus in a given year. Key results which were considered in determining Mr. Mionis’ IPF for 2017 are included below:

Objective	Metric	Result
Growth	Revenue
$6.1 billion in revenue for 2017, which was a 2% increase compared to $6.0 billion in revenue for 2016, and revenue of $1.95 billion from the Corporation’s ATS end market, which was relatively flat compared to 2016 despite a 7% revenue decline due to the Corporation’s exit from the solar panel manufacturing business

	Customer Satisfaction	Customer satisfaction, as measured by customer scorecards, exceeded objectives
Transform Capabilities	Develop ATS Capabilities	Continued progress in diversifying and growing our ATS revenue base
	Acceleration of ATS Growth	Execution on diversification plans (including the integration of Karel and the execution of an agreement to acquire Atrenne)
Celestica Brand	Revitalize Brand and Corporate Image	Successful external launch of new brand, including media campaign and shareholder events as well as commercial excellence deployment
People	HR Strategic Plan	Successful launch of Leadership Imperatives and completion of talent and succession plans
Other Financial Performance Measures	Various	Generally, 2017 results demonstrated stable performance compared to 2016, and were negatively impacted by cash flow performance, inventory performance and adverse CCS market dynamics.

While overall financial results for 2017 were below expectations, the Compensation Committee determined that Mr. Mionis continued to grow and diversify the Corporation’s ATS revenue base during the year, and furthered his progress towards achieving broader strategic objectives in support of our longer-term transformational strategy. Under Mr. Mionis’ leadership, the Celestica team has remained consistent in executing a strategy focused on growing our ATS business, while maintaining our strong and differentiated CCS business. Based on these achievements, the Compensation Committee and the Board believe that an IPF of 0.95 for 2017 for Mr. Mionis appropriately reflects his leadership in executing the Corporation’s key strategic initiatives and will bolster our ability to deliver shareholder value over the long term. As a result of his 2017 IPF and the CPF for 2017, Mr. Mionis received less than his Target Award and therefore reduced his realized compensation for 2017.
Other NEOs
Each NEO has performance objectives that are assessed at year-end and objective measures that align with the targets for the CEO. The CEO undertakes an assessment of the NEO’s contributions to the Corporation’s results, including the CEO’s assessment of each of the NEO’s contributions as a part of the senior leadership team. Based on the CEO’s assessment, the Compensation Committee considered each of the NEOs to have either substantially met expectations or exceeded expectations for 2017 based on his or her individual performance and contribution to corporate goals and objectives.
Factors considered in the evaluation of each NEO’s IPF included the following:

Mr. Chawla
•    Provided strong leadership and continuity during interim CFO role
•    Effectively transitioned to CFO role
•    Streamlined process and controls with respect to financial management reporting
•    Launched new NCIB

Mr. McCaughey
•    Drove new program wins in the Corporation’s CCS business despite challenging end markets, with revenue from the Corporation's Communications end market growing 4% compared to 2016
•    Steady growth in the Corporation’s Joint Design and Manufacturing business, which represented 10% of its CCS sales in 2017
•    Strong leadership and positive navigation through CCS market volatility

Mr. Lawless
•    Pursued growth opportunities in the Corporation’s ATS end market, including the integration of Karel and the execution of an agreement to acquire Atrenne
•    Positive ATS performance on a year-over-year basis (excluding the impact of the loss of solar revenues)
•    Improved ATS business management, including engineering capabilities, core account engagement and de-emphasis of underperforming businesses
•    Grew the Corporation’s ATS portfolio mix

Ms. DelBianco
•    Effectively managed a number of initiatives across multiple areas including Legal, Compliance, Communications and Sustainability
•    Led the Corporation's successful brand refresh, driving innovation and delivering value in support of Celestica’s commitment to delivering bold solutions to its customers
•    Strong support for significant corporate transactions
•    Key advisor on strategic initiatives

Target Award
The following table sets forth information with respect to the potential and actual awards under the CTI for participating NEOs during 2017 (other than Mr. Myers, who was not eligible for a CTI award as a result of his departure from the Corporation during 2017):
Table 12: 2017 CTI Awards

Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance	Potential Award for Target Performance	Potential Maximum Award	Amount Awarded	% of Base Salary
Robert A. Mionis(2)	125%	$0	$289,170	$1,156,678	$2,313,356	$912,041	99%
Mandeep Chawla(2)	80%	$0	$46,017	$184,067	$368,134	$158,915 (3)	55%
Michael P. McCaughey	80%	$0	$95,000	$380,000	$760,000	$299,630	63%
Jack Lawless(2)	80%	$0	$89,534	$358,137	$716,274	$297,254	66%
Elizabeth L. DelBianco	80%	$0	$92,000	$368,000	$736,000	$335,984	73%

(1)
The Target Incentive for each of Messrs. Mionis, McCaughey and Lawless and Ms. DelBianco was not changed from 2016. Mr. Chawla’s Target Incentive increased from 60% to 80% upon his appointment as CFO effective October 19, 2017.

(2)
As Messrs. Mionis, Chawla and Lawless’ salaries varied during 2017, each of their Target Awards is equal to their Target Incentive multiplied by the prorated amount of their annualized salaries in respect of 2017.

(3)
Amounts in this column for Mr. Chawla for 2017 do not include the one-time cash award of C$260,000 paid to him in 2017 (in two equal instalments) in connection with his appointment as interim CFO, which was not a CTI incentive payment.

Realized and Realizable Compensation
CEO Realized and Realizable Compensation
The following table is a look back at CEO compensation that compares the total target direct compensation awarded for each year of Mr. Mionis’ employment to the realized and realizable compensation in each year. Mr. Mionis was appointed as President and CEO effective August 1, 2015 and therefore received compensation for five months in 2015. The total target direct compensation value represents Mr. Mionis’ salary, target CTI and the target value of share-based awards. The realized and realizable value shows the total compensation with long-term incentives at vest date value or if the vest date is after December 31, 2017, at the December 29, 2017 fair value of $10.48 per share.
Table 13: CEO Realized and Realizable Compensation

	2015	2016	2017
Total Target Direct Compensation	$2,200,879	$6,912,500	$7,582,021
Realized and Realizable Compensation	$710,325	$8,153,342	$6,056,982

NEO Realized and Realizable Compensation
The following graph compares the six year trend in the Corporation's TSR versus compensation for the NEOs as reported in each year’s Annual Report on Form 20-F. The comparison demonstrates the difference between total target direct compensation and the realized and realizable compensation related to each year. The total target direct compensation value represents salary, target CTI and the target value of share-based awards (RSUs and PSUs) and option awards (if applicable) for all NEOs reported in the Corporation’s Annual Report on Form 20-F each year. The realized and realizable value shows the total compensation with long-term incentives at vest date value or if the vest date is after December 31, 2017, at the December 29, 2017 fair value of $10.48 per share. This look back at compensation demonstrates the comparison between actual pay and total target compensation intended at the time of granting. The difference between total target direct compensation and realized and realizable pay was impacted by the performance of the SVS as well as the performance measures of the CTI, long-term incentive plans and changes in the reported NEOs in applicable years.
Both total target direct compensation and realized and realizable compensation have generally trended in line with Celestica’s annual TSR. In 2017, our TSR was negatively impacted by the highly competitive environment and market volatility. While TSR is an important element for measuring the Corporation’s performance, we also assess our performance based on various other measures, including revenue, non-IFRS Operating Margin and non-IFRS adjusted ROIC, and utilize such other measures in aligning our pay for performance. We are also measuring our performance against how well we have achieved our objectives through a complex and necessary business transformation strategy designed to diversify the Corporation’s business and drive more sustainable, long-term revenue and profitable growth.

Table 14: NEOs Realized and Realizable Compensation

	2012	2013	2014	2015	2016	2017
Celestica Total Shareholder Return (1 year)	11%	28%	13%	-6%	7%	-12%
Total Target Direct Compensation	$15,579,039	$16,977,285	$17,095,810	$8,727,784	$16,375,500	$16,088,075
Realized and Realizable Compensation	$13,635,885	$18,773,929	$15,606,638	$7,405,193	$17,403,572	$13,225,671

Key 2018 Executive Compensation Program Design Changes
A comprehensive review of our incentive plans was undertaken in 2017 in light of the Corporation’s long-term strategic plan and recent organizational design changes. The Compensation Committee approved the following design changes to the Corporation’s incentive plans which have been implemented for 2018 compensation:

•	the mix of equity will be comprised of 40% RSUs and 60% PSUs (it was previously comprised of 50% RSUs and 50% PSUs);

•	elimination of non-IFRS ROIC as a performance measure from the CPF of the CTI;

•	50% of the CPF will be based on the achievement of specified revenue goals and 50% of the CPF will be based on the achievement of specified non-IFRS Operating Margin goals; and

•
the number of PSUs that will actually vest will continue to range from 0% to 200% of the target number granted and will be primarily based on the Corporation’s non-IFRS Operating Margin (“EBIAT Result”) in the final year of the three-year performance period, and then modified by the Corporation’s non-IFRS adjusted ROIC (“ROIC Factor”) and relative TSR achievements (“TSR Factor”) over the performance period in accordance with the following formula:

Total PSU Vesting Percentage	Percentage payout based on EBIAT Result
+/- 0% or 25% based on ROIC Factor
+/-0% to 25% based on TSR Factor

These changes are designed to further improve the alignment of the incentive-based compensation of our executives with the Corporation’s strategic path forward and pay-for-performance objectives, and also promote long-term shareholder value. In particular, with respect to the greater emphasis on non-IFRS Operating Margin as a performance measure for payouts under the CPF of the CTI, and introduction of this measure as the primary vesting criteria for our PSUs, we believe that this shift strongly correlates with our current focus on margin improvement across all of our businesses. We believe that maintaining close alignment between our strategic objectives and our executive incentive compensation programs demonstrates our commitment to a pay-for-performance philosophy, which commitment requires adjustment to our performance criteria from time to time as our business goals and objectives evolve. Similarly, our decision to shift our equity grants to include a larger percentage of PSUs than RSUs also demonstrates this commitment, as PSUs are tied to current business performance objectives, and unlike RSUs, do not vest merely upon the passage of time. We eliminated the comparative nature of non-IFRS adjusted ROIC performance from our PSU vesting calculation as we believe our own results over the relevant period will represent a more meaningful measure of our financial performance. The decision to approve these incentive plan design changes was made after consultation with management and the Compensation Consultant. In reaching this decision, the Compensation Committee took into account competitive trends and practices as well as the Corporation’s focus on retaining key leaders to effectively execute our strategic business goals.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2015 through December 31, 2017.
Table 15: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share‑ based Awards ($)(1)(2)	Option‑ based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis(7)	2017	$925,342	$5,500,000	–	$912,041	$155,821	$721,898	$8,215,102
President and Chief Executive	2016	$850,000	$5,000,000	–	$1,227,188	$141,262	$265,623	$7,484,073
Officer	2015	$356,301	–	$1,399,202	$325,125	$28,413	$872,388	$2,981,429
Mandeep Chawla(8)	2017	$287,359	$1,025,000	–	$359,161	$47,234	$493	$1,719,247
Chief Financial Officer	2016	$210,196	$285,000	–	$103,966	$21,008	$48	$620,218
	2015	$180,961	–	–	$55,483	$20,035	$49	$256,528
Darren G. Myers(9)	2017	$307,123	$1,900,000	–	–	$75,017	$2,999	$2,285,139
Former Chief Financial Officer	2016	$500,000	$1,600,000	–	$603,750	$72,275	$3,438	$2,779,463
	2015	$500,000	$750,000	–	$419,750	$75,307	$1,218	$1,746,275
Michael P. McCaughey	2017	$475,000	$1,550,000	–	$299,630	$78,586	$6,201	$2,409,417
President, CCS	2016	$475,000	$1,550,000	–	$498,750	$62,510	$1,018	$2,587,278
	2015	$475,000	$750,000	–	$319,010	$64,711	$1,054	$1,609,775
Jack Lawless(10) President, ATS	2017 2016 2015	$447,671 $410,000 $103,342	$1,500,000 $1,350,000 –	– – –	$297,254 $447,720 $82,674	$52,975 $31,914 $4,888	$34,522 $2,738 $1,407	$2,332,422 $2,242,372 $192,311
Elizabeth L. DelBianco	2017	$460,000	$1,425,000	–	$335,984	$71,571	$3,817	$2,296,372
Chief Legal and Administrative	2016	$460,000	$1,425,000	–	$444,360	$57,428	$3,532	$2,390,320
Officer	2015	$460,000	$750,000	–	$268,640	$65,509	$1,316	$1,545,465

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2017 represent: (i) RSU and PSU grants made on January 31, 2017 to all NEOs; (ii) for Mr. Chawla, includes the additional one-time RSU grant made on June 5, 2017; and (iii) for Mr. Myers, includes the additional one-time PSU grant made on March 6, 2017. Grants were based on a share price of $13.66, which was the closing price of the SVS on the NYSE on January 30, 2017 (the day prior to the date of the grant), except for the one-time additional grants made to Messrs. Chawla and Myers, which were based on a share price of $14.01 and $13.56, respectively, which was the closing price of the SVS on the NYSE on June 2, 2017 and March 3, 2017 (the last business days prior to the respective dates of grant). Amounts in this column for 2016 represent RSU and PSU grants made on February 1, 2016 under the CSUP. Grants were based on a share price of $9.06, which was the closing price of the SVS on the NYSE on January 29, 2016 (the day prior to the date of grant). See Compensation Discussion and Analysis – Compensation Elements for the Named Executive Officers – Equity‑Based Incentives for a description of the process followed in determining the grants for 2017, and see Compensation Discussion and Analysis – 2017 Compensation Decisions – Equity‑Based Incentives for a description of the vesting terms of the RSU and PSU awards. Amounts in this column for 2015 represent RSUs granted as special equity awards on April 30, 2015 to the executive team in connection with the transition of the Corporation’s CEO. Grants were based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015 (the day prior to the date of grant). As described above, commencing with the annual equity grants made in 2016, grants made in-year are reported for such year rather than the most recently completed year.

(2)
The estimated accounting fair value of the share‑based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share‑based awards in Table 15 is the same as the accounting fair value of such awards. The accounting fair values for the PSU portion of the 2016 and 2017 share‑based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share‑based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity‑based awards. 60% of the PSUs granted with respect to 2016 and 2017 performance vest depending on the level of achievement of a market performance condition, TSR, over a three-year period relative to the TSR of a pre-defined comparator group. The comparator group was based on the S&P 1500 Technology Index for each of 2016 and 2017 with the addition of Flex Ltd., and which remain publicly traded on an established U.S. stock exchange for the entire performance period. The cost the Corporation records for the PSUs that vest based on TSR performance is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. 40% of the PSUs granted vest depending on the level of achievement of non-IFRS adjusted ROIC (a non-market performance condition), in the final year of a three-year vesting period, based on Celestica’s non-IFRS adjusted ROIC relative to the non-IFRS adjusted ROIC of a pre-determined EMS competitor group (in each case as determined by the Corporation).

The cost the Corporation records for PSUs that will vest based on non-IFRS adjusted ROIC performance is determined based on the market value of SVS at the time of grant, and such cost may be adjusted (usually during the last year of the three-year performance period) based on management’s estimate of the relative level of achievement of non-IFRS adjusted ROIC, as outlined above. All unvested equity awards granted to Mr. Myers were forfeited upon his resignation effective July 31, 2017.

(3)
Amounts in this column for 2015 represent the grant date fair value special sign-on grant of stock options under the LTIP granted to Mr. Mionis on August 1, 2015 in connection with his appointment as President and CEO. There were no other stock options granted to the NEOs with respect to 2015, 2016 or 2017 performance.

(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis – Compensation Elements for the Named Executive Officers – Celestica Team Incentive Plan for a description of the plan. Amounts in this column for Mr. Chawla for 2017 also include the one-time cash award of C$260,000 paid to him (in two equal instalments) in connection with his appointment as interim CFO.

(5)
Amounts in this column represent Celestica’s contributions to defined contribution pension plans on behalf of the NEOs. Pension values for Mr. Mionis are reported in U.S. dollars. For 2017, his pension values include $155,821 in U.S. dollars representing the pension value from the U.S. pension plans. For 2016, his pension values include $8,088 in U.S. dollars representing the pension value from the U.S. pension plans and $133,174 having been converted from Canadian dollars representing the pension value from the Canadian Pension Plans (as defined below). See Pension Plans for a full description of the plans Mr. Mionis participated in during 2017. Pension values for Messrs. Myers, McCaughey and Lawless and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars. Amounts were converted to U.S. dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984.

(6)
Amounts in this column for Mr. Mionis represent amounts for items provided for under the CEO Employment Agreement, which for 2017 consisted of tax equalization payments of $624,011, housing expenses of $73,669 while in Canada, group life insurance premiums of $1,177, a 401(k) contribution of $16,200, travel expenses between Toronto and Arizona of $4,346, a tax preparation fee of $500 and the cost of a comprehensive medical exam at a private health clinic of $1,995. For 2016, the amount in this column for Mr. Mionis consisted of tax equalization payments of $124,548, housing expenses of $75,916 while in Canada, group life insurance premiums of $1,089, a 401(k) contribution of $10,298, travel expenses between Toronto and Arizona of $28,795, tax preparation fees of $23,168 and the cost of a comprehensive medical exam at a private health clinic of $1,809; and for 2015 included the Contractual Payment. Amounts in this column for Mr. Lawless for 2017 consisted of tax equalization payments of $17,610 and a 401(k) contribution of $16,200. In accordance with the Corporation's Short Term Business Travel Program, the Compensation Committee approved tax equalization payments for Messrs. Mionis and Lawless in order to cover taxes on their compensation in excess of the taxes they would have incurred in the United States. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities.

(7)
Mr. Mionis was appointed as President and CEO of the Corporation and as a member of the Board, effective August 1, 2015 and accordingly, annualized amounts for 2015 were pro-rated to reflect actual compensation paid, awarded or earned. In January 2017, the Compensation Committee approved an increase in Mr. Mionis’ annual base salary from $850,000 to $950,000 effective April 1, 2017 in order to align his salary to the median of the Corporation’s competitive benchmark. As such, annualized amounts for 2017 were pro-rated to reflect actual compensation paid, awarded or earned.

(8)
Mr. Chawla was appointed as interim CFO of the Corporation effective May 23, 2017 and CFO of the Corporation effective October 19, 2017 and, accordingly, annualized amounts for 2017 have been pro-rated to reflect actual compensation paid, awarded or earned.

(9)
Mr. Myers resigned as CFO of the Corporation effective July 31, 2017. See Termination of Employment and Change in Control Arrangements with Named Executive Officers – Arrangements Regarding Resignation of Former CFO.

(10)
Mr. Lawless joined the Corporation effective October 1, 2015. As such, annualized amounts for 2015 were pro-rated to reflect actual compensation paid, awarded or earned. In January 2017, the Compensation Committee approved an increase in Mr. Lawless’ annual base salary from $410,000 to $460,000 effective April 1, 2017 in order to align his salary to the median of the Corporation’s competitive benchmark. As such, annualized amounts for 2017 were pro-rated to reflect actual compensation paid, awarded or earned.

Option‑Based and Share‑Based Awards
The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2017.
Table 16: Outstanding Option‑Based and Share‑Based Awards(1)

	Option‑Based Awards				Share‑Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share-Based Awards that have not Vested at Minimum ($)(4)	Payout Value of Share-Based Awards that have not Vested at Target ($)(4)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share‑Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	–	–	–	–	–	–
Feb. 1, 2016	–	–	–	–	459,897	$1,867,360	$4,668,394	$7,469,428	–
Jan 31, 2017	–	–	–	–	402,634	$2,109,802	$4,219,604	$6,329,406	–
Total	298,954	–	–	–	862,531	$3,977,162	$8,887,998	$13,798,834	–
Mandeep Chawla
Jan. 23, 2015	–	–	–	–	7,750	–	$78,670	$157,340	–
Feb. 1, 2016	–	–	–	–	17,015	$69,087	$172,718	$276,350	–
Aug. 1, 2016	–	–	–	–	9,025	$91,612	$91,612	$91,612	–
Jan. 31, 2017	–	–	–	–	25,622	$130,044	$260,088	$390,132	–
Jun. 5, 2017	–	–	–	–	48,180	$489,073	$489,073	$489,073	–
Total	–	–	–	–	107,592	$779,816	$1,092,161	$1,404.507	–
Darren G. Myers(5)
	–	–	–	–	–	–	–	–	–
Michael P. McCaughey
Jan. 23, 2015	–	–	–	–	66,430	–	$674,328	$1,348,656	–
Feb. 1, 2016	–	–	–	–	142,567	$578,879	$1,447,191	$2,315,504	–
Jan. 31, 2017	–	–	–	–	113,468	$575,904	$1,151,809	$1,727,713	–
Total	–	–	–	–	322,465	$1,154,783	$3,273,328	$5,391,873	–
Jack Lawless
Feb. 1, 2016	–	–	–	–	124,172	$520,531	$1,301,323	$2,082,114	–
Jan. 31, 2017	–	–	–	–	109,808	$575,394	$1,150,788	$1,726,182	–
Total	–	–	–	–	233,980	$1,095,925	$2,452,111	$3,808,296	–
Elizabeth L. DelBianco
Jan. 31, 2012	22,742	C$8.26	Jan. 31, 2022	$86,176	–	–	–	–	–
Jan. 28, 2013	47,762	C$8.29	Jan. 28, 2023	$179,880	–	–	–	–	–
Jan. 23, 2015	–	–	–	–	63,108	–	$640,606	$1,281,213	–
Feb. 1, 2016	–	–	–	–	131,070	$532,194	$1,330,486	$2,128,777	–
Jan. 31, 2017	–	–	–	–	104,318	$529,464	$1,058,927	$1,588,391	–
Total	70,504	–	–	$266,056	298,496	$1,061,658	$3,030,019	$4,998,381	–

(1)	See Compensation Discussion and Analysis – 2017 Compensation Decisions – Equity‑Based Incentives for a discussion of the equity grants.

(2)
The value of unexercised in‑the‑money stock options was determined using a share price of C$13.18, which was the closing price of the SVS on the TSX on December 29, 2017, converted to U.S. dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984.

(3)	Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.

(4)
Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Messrs. Chawla and McCaughey and Ms. DelBianco and the February 1, 2016 grants for Mr. Mionis were determined using a share price of C$13.18, which was the closing price of the SVS on the TSX on December 29, 2017, converted to U.S. dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984. Payout values for Mr. Lawless and the payout value for Mr. Mionis’ January 31, 2017 grant were determined using a share price of $10.48, which was the closing price of the SVS on the NYSE on December 29, 2017.

(5)
Mr. Myers resigned as CFO of the Corporation effective July 31, 2017. See Termination of Employment and Change in Control Arrangements with Named Executive Officers – Arrangements Regarding Resignation of Former CFO.

The following table provides details for each NEO of the value of option‑based and share‑based awards that vested during 2017 and the value of annual incentive awards earned in respect of 2017 performance.
Table 17: Incentive Plan Awards – Value Vested or Earned in 2017

Name	Option‑based Awards – Value Vested During the Year ($)(1)	Share‑based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
Robert A. Mionis	-	$1,258,123	$912,041
Mandeep Chawla	-	$209,320	$359,161
Darren G. Myers	$199,609	$2,568,601	-
Michael P. McCaughey	$186,301	$2,707,679	$299,630
Jack Lawless	-	$338,487	$297,254
Elizabeth L. DelBianco	$189,628	$2,606,463	$335,984

(1)	Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2017 and were in-the-money on the vesting date.
Stock options for Messrs. Myers and McCaughey and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of SVS on Vesting Date
January 28, 2017	$8.29	$18.60

(2)
Amounts in this column reflect share‑based awards that were released in 2017. Share‑based awards were released for Messrs. Mionis, Myers and McCaughey, and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Vesting Date	Price
RSU	January 23, 2017	$16.05
RSU	February 1, 2017	$17.76
PSU	February 4, 2017	$17.82
RSU	April 30, 2017	$19.45
RSU	December 1, 2017	$13.45
All of the preceding values were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984. The Corporation’s TSR (determinative for 60% of such PSUs) ranked 6th among the TSR Comparators, resulting in zero achievement and the Corporation’s non-IFRS adjusted ROIC (determinative for 40% of such PSUs) ranked 1st among the ROIC Competitors resulting in 200% achievement for an overall vesting level of 80%, i.e. ((60% * 0%) + (40% * 200%)).

(3)
Consists of payments under the CTI made on February 9, 2018 in respect of 2017 performance. For Mr. Chawla, also includes the one-time cash award of C$260,000 paid to him (in two equal instalments) in connection with his appointment as interim CFO. See Compensation Discussion and Analysis – 2017 Compensation Decisions – Annual Incentive Award – Target Award. These are the same amounts as disclosed in Table 15 under the column “Non-equity Incentive Plan Compensation – Annual Incentive Plans”.

The following table sets out the gains realized by NEOs from exercising stock options in 2017.
Table 18: Gains Realized by NEOs from Exercising Options

Name	Amount
Robert A. Mionis	-
Mandeep Chawla	-
Darren G. Myers	$938,540
Michael P. McCaughey	$177,803
Jack Lawless	-
Elizabeth L. DelBianco	$249,120

Securities Authorized for Issuance Under Equity Compensation Plans
Table 19: Equity Compensation Plans as at December 31, 2017(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted‑Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)
Equity Compensation Plans Approved by Securityholders	LTIP (Options)	394,458	$6.51/C$15.68	N/A(3)
	LTIP (RSUs)	1,709,441	N/A	N/A(3)
	LTIP (PSUs)(4)	2,819,368	N/A	N/A(3)
	Total(5)	4,923,267	$6.51/C$15.68	7,440,033

(1)
This table sets forth information, as of December 31, 2017, with respect to subordinate voting shares of the Corporation authorized for issuance under the LTIP, and does not include subordinate voting shares of the Corporation purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation’s other equity compensation plans. The LTIP, which was approved by the Corporation’s shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new subordinate voting shares to settle equity awards.

(2)	Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(3)	The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(4)	Assumes the maximum payout for all outstanding PSUs (200% of target).

(5)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 3.471% of the total number of outstanding shares at December 31, 2017 (LTIP (Options) – 0.278%; LTIP (RSUs) – 1.205%; and LTIP (PSUs) – 1.988%).

Equity Compensation Plans
Long-Term Incentive Plan
The LTIP (which was approved by the Corporation’s shareholders) is the only securities‑based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights (“SARs”) to employees and consultants of the Corporation and affiliated entities.
Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 14, 2018, 17,677,070 SVS have been issued from treasury, 372,458 SVS are issuable under outstanding stock options, 1,049,632 SVS are issuable under outstanding RSUs, and

738,154 SVS are issuable under outstanding PSUs assuming vesting at 100% of target (1,476,308 SVS are issuable under outstanding PSUs assuming vesting at 200% of target). Accordingly, as of February 14, 2018, 11,322,930 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities‑based compensation under the LTIP (including PSUs assuming vesting at 100% of target). In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.
As of February 14, 2018, the Corporation had a “gross overhang” of 7.3% under the LTIP. “Gross overhang” refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options, RSUs and PSUs (assuming vesting at 100% of target). The Corporation’s “net overhang” (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 1.5% (including PSUs assuming vesting at 100% of target).
As of December 31, 2017, the Corporation had an “overhang” for stock options of 5.53%, representing the number of shares reserved for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.
The Corporation had a “burn rate” for the LTIP for each of the years 2017, 2016 and 2015 of 1.6%, 0.5%, and 0.9%, respectively. “Burn rate” is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.
The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one‑year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee‑related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee‑related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS.
Vested stock options issued under the LTIP may be exercised during a period determined as provided in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities, including in connection with a change of control. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance‑based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.
The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant’s spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.
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
Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance‑based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs (restricted share units), which have time-based vesting conditions or PSUs (performance share units), which have performance-based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.
The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

(a)	increasing the maximum number of SVS that may be issued under the LTIP;

(b)	reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

(c)	extending the term of any outstanding stock option or SAR;

(d)	expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

(e)	amending the LTIP to provide for other types of security‑based compensation through equity issuance;

(f)	permitting a stock option to have a term of more than ten years from the grant date;

(g)	increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

(h)	increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation’s total issued and outstanding SVS and MVS);

(i)	adding to the categories of participants who may be eligible to participate in the LTIP; and

(j)	amending the amendment provision,
subject to the application of the anti‑dilution or re‑organization provisions of the LTIP.
The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

(a)	clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

(b)
a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option’s termination date beyond such date; and

(c)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements.
Celestica Share Unit Plan
The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance‑based conditions as determined by the Compensation Committee. There is no “burn rate” for the CSUP because issuances under the CSUP are not from treasury and are therefore non-dilutive.
Pension Plans
The following table provides details of the amount of Celestica’s contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2017 for each NEO.
Table 20: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis	$190,719	$155,821	$390,927
Mandeep Chawla	$108,087	$47,234	$167,027
Darren G. Myers(2)	$544,303	$75,017	$684,072
Michael P. McCaughey(2)	$432,738	$78,586	$514,725
Jack Lawless	$40,423	$52,975	$110,220
Elizabeth L. DelBianco(2)	$874,659	$71,571	$1,041,737

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation’s accrued obligations during the year ended December 31, 2017.

(2)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2016 Annual Report for Messrs. Myers, McCaughey and Lawless and Ms. DelBianco is attributable to different exchange rates used in the 2016 Annual Report and this Annual Report. The exchange rate used in the 2016 Annual Report was $1.00 = C$1.3243.

Canadian Pension Plans
Messrs. Chawla and McCaughey and Ms. DelBianco participate in the Corporation’s registered pension plan for Canadian employees (the “Canadian Pension Plan”) which is a defined contribution plan. Until his resignation effective July 31, 2017, Mr. Myers also participated in the Canadian Pension Plan. The Canadian Pension Plan allows employees to choose how the Corporation’s contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Chawla, McCaughey and Ms. DelBianco also participate in an unregistered supplementary pension plan (the “Canadian Supplementary Plan”). This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.
U.S. Pension Plans
Messrs. Mionis and Lawless participate in the Corporation’s U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2017 was $16,200. Messrs. Mionis and Lawless also participate in a supplementary retirement plan that is also a defined contribution plan (the “U.S. Supplementary Plan”). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant’s salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis and Lawless, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers
The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non‑solicitation and non‑competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO’s employment, and to provide a retention incentive in the event of a change in control scenario.
Mr. Mionis
The CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a “double trigger” provision) where good reason includes, without limitation, a material adverse change in position or duties or a specified reduction(s) in total compensation (including base salary, equity and CTI award). A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.
The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the CPF of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two‑year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.
Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (ii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (iii) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (iv) vacation pay earned but unpaid up to and including the date of termination; (v) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two‑year period. In addition, (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.
The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.
The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2017, or if his employment had been terminated on December 31, 2017 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 21: Mr. Mionis’ Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Change in Control – No Termination	—	—	—	—
Change in Control – Termination	$4,636,124	—	$444,042	$5,080,166
Retirement	—	—	—	—
Termination without Cause/with Good Reason	$4,636,124	—	$444,042	$5,080,166

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
Ms. DelBianco
The employment agreement of Ms. DelBianco provides that she is entitled to certain severance benefits if, during a change in control period at the Corporation, she is terminated without cause or resigns for good reason as defined in her agreement (a “double trigger” provision), where good reason includes, without limitation, a material adverse change in position or duties, a specified reduction(s) in total compensation (including base salary, equity and CTI award), or a required relocation from Toronto at the time of a change in control. A change in control period is defined in her agreement as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year, prorated to the date of termination. The agreement provides for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to her pension and retirement plans until the third anniversary following her termination. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to her vest immediately, (b) the unvested PSUs granted to her vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to her shall vest immediately.
Outside a change in control period, upon termination without cause or resignation for good reason as defined in her agreement, the amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. The Corporation’s obligations provide for a cash settlement to cover benefits for a two year period following termination. In addition, the Corporation also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for a two year period.
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
The following table summarizes the incremental payments and benefits to which Ms. DelBianco would have been entitled upon a change in control occurring on December 31, 2017, or if her employment had been terminated on December 31, 2017 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 22: Ms. DelBianco’s Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Change in Control – No Termination	—	—	—	—
Change in Control – Termination	$2,852,000	—	$230,178	$3,082,178
Retirement	—	—	—	—
Termination without Cause/with Good Reason	$2,024,000	—	$153,073	$2,177,073

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
Messrs. Chawla, McCaughey and Lawless
Messrs. Chawla, McCaughey and Lawless are subject to the Executive Policy Guidelines which provide the following:

Termination without cause within two years following a change in control of the Corporation (“double trigger” provision)
•    eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination
•    (a) all unvested stock options vest on the date of change in control, (b) all unvested RSUs vest on the date of change in control, and (c) all unvested PSUs vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide

Termination without cause
•    eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination
•    (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date

Termination with cause	• no severance benefit is payable • all unvested equity is forfeited on the termination date
Retirement
•     (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs

Resignation
•    no severance benefit is payable
•    (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the resignation date and (b) all unvested RSUs and PSUs are forfeited on the resignation date

Additionally, the Executive Policy Guidelines provide that executives whose employment has been terminated will have their pension and benefits coverage treated according to the terms of the plans in which they participate.
The entitlements described in the above table are only conferred on eligible executives who fulfill certain confidentiality, non‑solicitation and non‑competition obligations for a period of two years following termination of their employment.

The following tables summarize the incremental payments to which Messrs. Chawla, McCaughey and Lawless would have been entitled upon a change in control occurring on December 31, 2017, or if their employment had been terminated on December 31, 2017 as a result of a change in control, retirement or termination without cause.
Table 23: Mr. Chawla’s Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control – No Termination	—	—	—	—
Change in Control – Termination	$1,358,283	—	—	$1,358,283
Retirement	—	—	—	—
Termination without Cause	$1,358,283	—	—	$1,358,283

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 24: Mr. McCaughey’s Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control – No Termination	—	—	—	—
Change in Control – Termination	$1,848,890	—	—	$1,848,890
Retirement	—	—	—	—
Termination without Cause	$1,848,890	—	—	$1,848,890

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 25: Mr. Lawless’ Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control – No Termination	—	—	—	—
Change in Control – Termination	$1,811,762	—	—	$1,811,762
Retirement	—	—	—	—
Termination without Cause	$1,811,762	—	—	$1,811,762

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Arrangements Regarding Resignation of Former CFO
Effective July 31, 2017, Mr. Myers resigned from the Corporation and the terms of his resignation were subject to the Executive Policy Guidelines. Mr. Myers did not receive any payments upon his resignation and all of his compensation ceased, including no further CTI payments, the forfeiture of his unvested equity awards and the end of his participation in the Corporation’s pension plans.

Performance Graph
The SVS have been listed and posted for trading under the symbol “CLS” on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2012 to December 31, 2017.
As can be seen from the performance graph above, an investment in the Corporation on December 31, 2012 would have resulted in a 63.3% increase in value over the five‑year period ended December 31, 2017 compared with a 51.3% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.
Over the same period, total NEO Compensation (as defined below) increased by 21.2%. This increase is primarily attributable to the fact that we did not pay any CTI payment to the NEOs for 2012 as a result of the disengagement of a major customer as described in the Annual Report on Form 20-F in respect of that year. Had the NEOs received a CTI payment at target for 2012, the increase in NEO Compensation over the same period would have been 1.4%. In the medium to long term, compensation of the Corporation’s NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market value of the SVS.
For the purpose of the above discussion, "NEO Compensation" is defined as aggregate annual compensation (i.e. the sum of base salary, CTI payments (if applicable) and the grant date fair value of share‑based awards and option‑based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology set out in Table 15. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.
While our overall revenue was up 2% in 2017, business within our Communications and Enterprise end markets, representing 43% and 25%, respectively, of our total revenue for 2017, was negatively impacted, primarily in the second half of the year, by lower demand for certain customers’ products, additional pricing pressures associated with the highly competitive environment for our customers and a shift in the mix of products and services that we provide for our customers. All of these factors contributed to more volatile revenue and profitability performance for the Corporation in the second half of 2017.
EXECUTIVE SHARE OWNERSHIP

The Corporation has executive share ownership guidelines (the “Executive Share Ownership Guidelines”) which require specified executives to hold a multiple of their base salary in securities of the Corporation as shown in Table 26. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The Compensation Committee reviewed the Executive Share Ownership Guidelines in July 2017 and determined no policy changes were required.

The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2017:
Table 26: Share Ownership Guidelines

Name	Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,750,000 (5 × salary)	$4,553,487	4.8x
Mandeep Chawla(3)	$1,350,000 (3 × salary)	$863,154	1.9x
Michael P. McCaughey	$1,425,000 (3 × salary)	$2,662,494	5.6x
Jack Lawless(4)	$1,380,000 (3 × salary)	$1,269,380	2.8x
Elizabeth L. DelBianco	$1,380,000 (3 × salary)	$2,436,259	5.3x

(1)
Includes the following, as of December 31, 2017: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on January 23, 2018 at 56% of target, which, on December 31, 2017, was the Corporation’s anticipated payout and was in fact the resulting payout; the value of which was determined using a share price of $10.48, the closing price of SVS on the NYSE on December 29, 2017.

(2)
Mr. Mionis was appointed as President and CEO of the Corporation and as a member of the Board, effective August 1, 2015 and has five years from the date of hire to achieve the required share ownership. Mr. Mionis’ Share and Share Unit Ownership (Value) of $4,553,487 consists of the following holdings: (i) $515,794 of SVS, and (ii) $4,037,693 of unvested RSUs; the value of which was determined using a share price of $10.48, being the closing price of SVS on the NYSE on December 29, 2017.

(3)	Mr. Chawla was appointed as CFO of the Corporation effective October 19, 2017 and has five years from that date to achieve the required share ownership.

(4)	Mr. Lawless joined the Corporation as an executive officer effective October 1, 2015 and has five years from that date to achieve the required share ownership.
The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis’ employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date.
C.    Board Practices
Members of the Board are elected until the close of the next annual meeting of shareholders or until their successors are elected or appointed (unless such position is earlier vacated in accordance with the Corporation's by-laws). Each member of our senior management is appointed to serve at the discretion of our Board (subject to the terms and conditions of their respective employment agreements, if any). See Item 6(A), "Directors and Senior Management" for details for the period during which each director has served in his/her office. Our non-management directors meet in camera (i.e., without our chief executive officer, chief financial officer or other members of management present) from time to time to consider such matters as they deem appropriate. In accordance with NYSE listing standards, "non-management" directors are all those who are not executive officers of the Corporation. We have designated the Chair of the Board as the presiding non-management director at all in camera sessions. The non-management directors can set their own agenda, maintain minutes and report back to the Board as a whole. Among the items that the non-management directors meet privately in camera to review is the performance of the Corporation's executive officers. Our Audit Committee, which consists solely of independent, non-management directors, met in camera immediately following each Audit Committee meeting in 2017.
The Board has determined that Mr. DiMaggio, Mr. Etherington, Ms. Koellner, Ms. Perry, Mr. Ryan and Mr. Wilson (constituting a majority of the Board), as well as Mr. Thomas Gross (prior to his resignation from the Board effective November 1, 2017) and Mr. Joseph Natale (prior to his resignation from the Board effective July 26, 2017), were and are independent directors under applicable independence standards in Canada and under NYSE listing standards. Mr. Chopra, a director nominee, currently meets such independence standards.
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
All communications will be handled in a confidential manner, to the degree that Canadian and U.S. laws allow. Communications may be made on an anonymous basis; however, in these cases the reporting individual must provide sufficient details for the matter to be reviewed and resolved. The Corporation will not tolerate any retaliation against an employee who makes a good faith report.
Board Committees
The Board has three standing committees, each with a specific mandate (charter): the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. All of these committees are composed solely of independent directors (as that term is defined by applicable Canadian and SEC rules and in the NYSE listing standards, as applicable).
Audit Committee
The Audit Committee in 2017 consisted of Ms. Koellner (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Gross, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom the Board determined to be independent directors for audit committee purposes (as that term is defined by applicable Canadian and SEC rules and in the NYSE listing standards) and financially literate (Mr. Natale resigned from this committee effective July 26, 2017 and Mr. Gross resigned from this committee effective November 1, 2017). Mr. Chopra, a director nominee, currently meets such independence definitions and is financially literate. All of the audit committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the determination of the independence of the external auditors and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. In addition to fulfilling the responsibilities as set forth in its mandate, the Audit Committee has established procedures for a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain and fund such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the adequacy of Celestica's internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.

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
The Audit Committee has discussed with the independent auditors the matters required to be discussed by applicable Public Company Accounting Oversight Board Auditing Standards;
The Audit Committee has received the written disclosures and the letter from the independent auditor as required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and
Based on such review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in this Annual Report for the year ended December 31, 2017 for filing with the SEC.
The Audit Committee:
Mr. DiMaggio
Mr. Etherington
Ms. Koellner
Ms. Perry
Mr. Ryan
Mr. Wilson
Compensation Committee
The Compensation Committee in 2017 consisted of Mr. Ryan (Chair), Mr. DiMaggio, Mr. Etherington, Mr. Gross, Ms. Koellner, Mr. Natale, Ms. Perry and Mr. Wilson, all of whom the Board determined to be independent directors for compensation committee purposes pursuant to the applicable Canadian and SEC rules and in the NYSE listing standards (Mr. Natale resigned from this committee effective July 26, 2017 and Mr. Gross resigned from this committee effective November 1, 2017). Mr. Chopra, a director nominee, currently meets such independence definitions. It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee: reviews and approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews, modifies, as appropriate, and approves the elements of our incentive compensation plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; reviews the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluates the CEO's performance in light of these goals and objectives, and sets the compensation of the CEO based on this evaluation; approves the compensation of our most senior executives; maintains and reviews our succession plans for key executive positions; reviews material changes to our organizational structure and human resource policies; and regularly reviews the risks associated with our executive compensation policies and practices. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our compensation consultant in making recommendations to the Compensation Committee regarding executive officer and director compensation.
A copy of the Compensation Committee Mandate is available on our website at www.celestica.com.
Compensation Committee Report:
The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2017.

The Compensation Committee:
Mr. DiMaggio
Mr. Etherington
Ms. Koellner
Ms. Perry
Mr. Ryan
Mr. Wilson
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee in 2017 consisted of Mr. Etherington (Chair), Mr. DiMaggio, Mr. Gross, Ms. Koellner, Mr. Natale, Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom were determined by the Board to be independent directors pursuant to applicable Canadian rules and in NYSE listing standards (Mr. Natale resigned from this committee effective July 26, 2017 and Mr. Gross resigned from this committee effective November 1, 2017). Mr. Chopra, a director nominee, currently meets such independence definitions. The Nominating and Corporate Governance Committee recommends to the Board the criteria for selecting candidates for nomination to the Board and the individuals to be nominated for election by our shareholders. The Committee's mandate includes making recommendations to the Board relating to the Corporation's approach to corporate governance; reviewing the Corporation's corporate governance guidelines and recommending appropriate changes to the Board; and assessing the effectiveness of the Board and its committees.
A copy of the Nominating and Corporate Governance Committee Mandate is available on our website at www.celestica.com.
D.    Employees
As of December 31, 2017, we employed approximately 27,500 permanent and temporary (contract) employees worldwide (December 31, 2016 — 26,400; December 31, 2015 — 26,700). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.
The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Number of Employees
Date	Americas	Europe	Asia

December 31, 2015	4,700	2,000	20,000
December 31, 2016	4,600	2,400	19,400
December 31, 2017	5,900	2,800	18,800
Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2017, approximately 4,100 temporary (contract) employees (December 31, 2016 — 3,400; December 31, 2015 — 3,700) were engaged by us worldwide. We used, on average for the year, approximately 3,900 temporary (contract) employees in 2017.

E.    Share Ownership
The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 14, 2018 by each director, each NEO, each non-NEO executive officer, and all directors and executive officers of Celestica as a group as of such date. The address of each shareholder named below is Celestica's principal executive office.

Name of Beneficial Owner(1)(2)	Number of Shares(3)	Percentage of Class	Percentage of all Equity Shares(4)	Percentage of Voting Power
William A. Etherington	10,000 SVS	*	*	*
Daniel P. DiMaggio	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Tawfiq Popatia	0 SVS	—	—	—
Eamon J. Ryan	0 SVS	—	—	—
Michael M. Wilson	0 SVS	—	—	—
Robert A. Mionis	283,607 SVS	*	*	*
Mandeep Chawla	15,641 SVS	*	*	*
Darren G. Myers(5)	145,515 SVS	*	*	*
Elizabeth L. DelBianco	199,726 SVS	*	*	*
Todd C. Cooper	0 SVS	—	—	—
John ("Jack") J. Lawless	46,183 SVS	*	*	*
Michael P. McCaughey	120,461 SVS	*	*	*
Nicolas Pujet	0 SVS	—	—	—
All directors and executive officers as a group (14 persons)	821,133 SVS	*	*	*

*	Less than 1%.

(1)
As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. In addition, certain SVS subject to stock options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals, even though the exercise of these stock options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities. Information with respect to stock options held by each NEO, including exercise price and expiration date, is included in Table 16.

Mr. Chopra, who is a director nominee, beneficially owned 0 SVS and 0 MVS as of March 8, 2018.

(2)
Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge. Except as otherwise disclosed, such information has been provided by each individual.

(3)
Includes SVS subject to a total of 219,981 stock options that are currently exercisable, or will be exercisable within 60 days of February 14, 2018, as follows: Mr. Mionis — 149,477; Ms. DelBianco — 70,504. Information with respect to such stock options, including exercise price and expiration date, is included in Table 16.

(4)	Represents the percentage beneficial ownership of the Company's subordinate voting shares and multiple voting shares in the aggregate.

(5)
Mr. Myers served as Chief Financial Officer of the Company until May 23, 2017, and his employment with the company terminated effective July 27, 2017. Accordingly, Mr. Myers ceased to be an insider of Celestica effective July 27, 2017 and is not required to file insider reports subsequent to that date. Information as to shares beneficially owned or shares over which control or direction is exercised by Mr. Myers is provided based on public filings as of July 27, 2017.

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

At February 14, 2018, 3 persons (including 2 of our 7 executive officers) held stock options to acquire an aggregate of 0.4 million subordinate voting shares. These stock options were issued pursuant to our Long-Term Incentive Plan. See Item 6(B), "Compensation" and note 13(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issuable to our employees. The following table sets forth information with respect to stock options outstanding as at February 14, 2018.
Outstanding Options

Beneficial Holders	Number of Subordinate Voting Shares Under Option	Exercise Price	Date/Year of Issuance	Date of Expiry
Executive Officers	22,742	C$8.26	January 31, 2012	January 31, 2022
	47,762	C$8.29	January 28, 2013	January 28, 2023
	298,954	C$17.52	August 1, 2015	August 1, 2025

All other Celestica Employees	3,000	C$6.66	March 5, 2008	March 5, 2018(1)

(1) These options were exercised prior to their expiration on March 5, 2018.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica at February 14, 2018 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the subordinate voting shares or multiple voting shares. In this table, multiple voting shares are referred to as MVS and subordinate voting shares are referred to as SVS. Multiple voting shares and subordinate voting shares have different voting rights (see Item 6(E) above). Subordinate voting shares represent approximately 21% of the aggregate voting rights attached to Celestica's shares and multiple voting shares represented approximately 79%. See Item 10(B), "Additional Information — Memorandum and Articles of Incorporation" and Item 4(B) "Information on the Company — Business Overview — Controlling Shareholder Interest" above.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,600,193 MVS	100%	13.0%	78.9%
	397,045 SVS	*	*	*
Gerald W. Schwartz(3)	18,600,193 MVS	100%	13.0%	78.9%
	517,702 SVS	*	*	*
Letko, Brosseau & Associates Inc.(4)	20,326,063 SVS	16.4%	14.2%	3.4%
Connor, Clark & Lunn Investment Management Ltd.(5)	6,591,547 SVS	5.3%	4.6%	1.1%
Total percentage of all equity shares and total percentage of voting power			32.2%	83.5%

*	Less than 1%.

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

(2)
Includes 945,010 MVS held by a wholly-owned subsidiary of Onex, and 814,546 MVS subject to options granted to certain officers of Onex pursuant to certain management investment plans of Onex, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS). The percentage ownership of SVS beneficially owned by Onex (assuming conversion of all MVS) was 13.5% as of February 10, 2016, 13.5% as of February 15, 2017 and 13.3% as of February 14, 2018.

The Corporation's Articles provide "coat-tail" protection to the holders of the subordinate voting shares by providing that the multiple voting shares will be converted automatically into subordinate voting shares upon any transfer thereof, except (i) a transfer to Onex or any affiliate of Onex or (ii) a transfer of 100% of the outstanding multiple voting shares to a purchaser who also has offered to purchase all of the outstanding subordinate voting shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the multiple voting shares, and the multiple voting shares held by such purchaser thereafter shall be subject to the share provisions relating to conversion (including with respect to the provisions described herein) as if all references to Onex were references to such purchaser. In addition, if (i) any holder of any multiple voting shares ceases to be an affiliate of Onex, (ii) Onex and its affiliates, collectively, cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the multiple voting shares held by Onex and its affiliates, or (iii) if at any time the number of outstanding multiple voting shares represents less than 5% of the aggregate number of the outstanding multiple voting shares and subordinate voting shares, such multiple voting shares shall convert automatically into subordinate voting shares on a one-for-one basis. For these purposes, (i) Onex includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all multiple voting shares beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex immediately prior to the consummation of such transaction; (ii) a corporation shall be deemed to be a subsidiary of another corporation if, but only if, (a) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (b) it is a subsidiary of a corporation that is that other's subsidiary; (iii) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex; and (iv) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person. In addition, if at any time the number of outstanding multiple voting shares shall represent less than 5% of the aggregate number of the outstanding multiple voting shares and subordinate voting shares, all of the outstanding multiple voting shares shall be automatically converted at such time into subordinate voting shares on a one-for-one basis. Onex, which beneficially owns, controls or directs, directly or indirectly all of the outstanding multiple voting shares, has entered into an agreement with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the subordinate voting shares, for the purpose of ensuring that the holders of subordinate voting shares will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) if multiple voting shares and subordinate voting shares were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of subordinate voting shares, Onex has agreed that it, and any of its affiliates that may hold multiple voting shares from time to time, will not sell any multiple voting shares, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of subordinate voting shares if the sale had been a sale of subordinate voting shares rather than multiple voting shares, but otherwise on the same terms.
The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(3)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz, and all of the 18,600,193 MVS and 397,045 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex. Of Celestica's MVS beneficially owned by Onex, 814,546 MVS are subject to MIP Options, including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS), and 945,010 MVS are held by a wholly-owned subsidiary of Onex. Mr. Schwartz was a director of Celestica from 1998 through December 31, 2016, and is the Chairman of the Board, President and Chief Executive Officer of Onex. In addition, he indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims beneficial ownership of the shares held by Onex. The percentage ownership of SVS beneficially owned by Mr. Schwartz (assuming conversion of all MVS) was 13.6% as of February 10, 2016, 13.6% as of February 15, 2017 and 13.4% as of February 14, 2018.

The address of Mr. Schwartz is: 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

(4)
Letko, Brosseau & Associates Inc. ("Letko") is the beneficial owner of 20,326,063 SVS and has sole voting power and sole dispositive power over these shares. Clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the SVS reported as beneficially owned by Letko. No clients of Letko beneficially own more than five percent of the SVS. The address of Letko is: 1800 McGill College Av., Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Letko with the SEC on February 2, 2018, reporting beneficial ownership as of December 31, 2017. The percentage ownership of SVS beneficially owned by Letko was 14.7% as of February 10, 2016, 16.8% as of February 15, 2017 and 16.4% as of February 14, 2018.

(5)
Connor, Clark & Lunn Investment Management Ltd. ("Connor") is the beneficial owner of 6,591,547 SVS, having sole voting power over 6,591,106 of such shares, and sole dispositive power over all such shares. The address of Connor is: 2300-1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3. The number of shares reported as owned by Connor in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Connor with the SEC on February 14, 2018, reporting beneficial ownership as of December 31, 2017. The percentage ownership of SVS beneficially owned by Connor was 5.8% as of February 10, 2016, 8.0% as of February 15, 2017 and 5.3% as of February 14, 2018.

There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change of control of the Corporation.

Holders
As of February 14, 2018, based on information provided to us by our transfer agent, there were 1,627 holders of record of subordinate voting shares, of which 373 holders, holding approximately 74.6% of the outstanding subordinate voting shares, were resident in the United States and 354 holders, holding approximately 25.3% of the outstanding subordinate voting shares, were resident in Canada. These numbers are not representative of the number of beneficial holders of our subordinate voting shares nor are they representative of where such beneficial holders reside, since many of such shares are held of record by brokers or other nominees. The Corporation does not have knowledge of the identities of the beneficial owners of subordinate voting shares registered through intermediaries. No multiple voting shares are held in the United States.
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
See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions" above for a description of the Property Sale Agreement (and expected lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations), for a purchase price of approximately $137 million Canadian dollars (approximately $109 million at year-end exchange rates), exclusive of applicable taxes and subject to certain adjustments, and related lease arrangements. Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our Board formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of Celestica. Our Board, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.
Our related party transactions are also disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Related Party Transactions" and note 18 to the Consolidated Financial Statements included in Item 18.

Indebtedness of Related Parties
As at February 14, 2018, other than inter-company loans among Celestica and its wholly-owned subsidiaries, no related parties (as defined in Form 20-F), were indebted to Onex, Celestica or its subsidiaries.
C.    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18, "Financial Statements."
Export Sales
For the year ended December 31, 2017, we had approximately $5.8 billion of export sales (i.e., sales to customers located outside of Canada), constituting approximately 95% of our $6.1 billion in total sales for the year. For further information regarding the allocation of our revenues by geographic region over the last three years, see Item 4, "Information on the Company — Business Overview — Geographies."
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
Commencing in 2007, securities class action lawsuits were brought against us and certain of our officers, a director and Onex in the United States District Court for the Southern District of New York, alleging violations of United States federal securities laws. In 2015, a settlement of the consolidated class action lawsuits was reached and the District Court granted final approval of the settlement in July 2015. The settlement payment to the plaintiffs was paid by our liability insurance carriers in 2015. In 2007, parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings were dismissed on January 16, 2017 with no payments by the defendants.
Information concerning the status of certain tax matters is disclosed in Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Litigation and contingencies" and note 24 to the Consolidated Financial Statements in Item 18.
Dividend Policy
We have not declared or paid any dividends to our shareholders. We intend to retain earnings for general corporate purposes to promote future growth; as such, our Board does not anticipate paying any dividends at this time. Our Board will review this policy from time-to-time, having regard to our financial condition, financing requirements and other relevant factors.
B.    Significant Changes
Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2017.
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
The annual high and low market prices for the five most recent fiscal years based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)

Year ended December 31, 2013	$11.31	$7.65	69,130,000
Year ended December 31, 2014	12.93	9.12	63,390,000
Year ended December 31, 2015	13.45	10.60	89,170,000
Year ended December 31, 2016	12.55	8.29	73,100,000
Year ended December 31, 2017	14.59	9.92	110,020,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)

Year ended December 31, 2013	C$	11.78	C$	7.79	214,460,000
Year ended December 31, 2014	13.77		10.11		188,820,000
Year ended December 31, 2015	17.52		13.53		145,000,000
Year ended December 31, 2016	16.88		11.68		116,000,000
Year ended December 31, 2017	19.78		12.68		128,760,000

        The high and low market prices for each full fiscal quarter for the two most recent fiscal years based on market closing prices

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
Year ended December 31, 2016
First quarter	$10.98	$8.29	13,570,000
Second quarter	11.00	9.13	27,050,000
Third quarter	11.32	9.02	16,030,000
Fourth quarter	12.55	10.30	16,450,000

Year ended December 31, 2017
First quarter	$14.58	$11.77	25,350,000
Second quarter	14.59	13.54	23,120,000
Third quarter	13.85	11.31	23,940,000
Fourth quarter	12.68	9.92	37,610,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
Year ended December 31, 2016
First quarter	C$	15.40	C$	11.68	31,330,000
Second quarter	14.41		11.83		31,810,000
Third quarter	14.95		11.72		28,210,000
Fourth quarter	16.88		13.58		24,650,000

Year ended December 31, 2017
First quarter	C$	19.51	C$	15.79	28,580,000
Second quarter	19.78		17.62		27,120,000
Third quarter	17.66		14.14		30,110,000
Fourth quarter	15.80		12.68		42,950,000
        The high and low market prices for each month for the most recent six months based on market closing prices.

	United States Composite Trading
	High	Low	Volume
	(Price per SVS)
September 2017	$12.51	$11.46	7,620,000
October 2017	12.68	10.05	8,760,000
November 2017	10.84	9.92	17,170,000
December 2017	10.68	10.23	11,680,000
January 2018	11.47	10.10	24,710,000
February 2018	10.92	10.14	16,570,000

	Canadian Composite Trading
	High		Low		Volume
	(Price per SVS)
September 2017	C$	15.44	C$	14.14	10,050,000
October 2017	15.80		12.95		11,460,000
November 2017	14.00		12.68		20,930,000
December 2017	13.70		13.13		10,560,000
January 2018	14.33		12.43		14,230,000
February 2018	13.97		12.44		12,680,000
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
Certain Powers of Directors
Celestica's by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of Celestica who is also a director. The directors may also, by resolution, award special remuneration to any director in undertaking any special services on Celestica's behalf other than the normal work ordinarily required of a director of Celestica. The by-laws provide that confirmation of any such resolution by Celestica's shareholders is not required.
The Articles provide that the Board may, without shareholder authorization, from time to time in such amounts and on such terms as it deems expedient: (i) borrow money upon the credit of Celestica; (ii) issue, reissue, sell or pledge debt obligations of

Celestica; (iii) give a guarantee on behalf of Celestica to secure performance of an obligation of any person; and (iv) mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of Celestica, including book debts, rights, powers, franchises and undertakings, to secure Celestica's obligations.
Directors do not stand for re-election at staggered intervals, and there is no provision in our Articles or by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement. However, the Board has a retirement policy which provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday.
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
Shareholder Rights and Limitations
The rights and preferences attached to our subordinate voting shares and multiple voting shares are described in the section entitled "Description of Capital Stock" of our registration statement on Form F-3ASR (Reg. No. 333-221144), filed with the SEC on October 26, 2017, which section is incorporated herein by reference thereto.
Additional information concerning the rights and limitations of Celestica's shareholders is described in the section entitled "Comparison of Celestica and MSL Stockholder's Rights" of our registration statement on Form F-4/A (Reg. No. 333-110362), filed with the SEC on February 9, 2004, which information (pertaining to Celestica) is incorporated herein by reference thereto.
C.    Material Contracts
Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, entered into during the two years immediately preceding the publication of this Annual Report, is included in Item 5, "Operating and Financial Review and Prospects — Liquidity and Capital Resources" and Item 6(B), "Compensation." These contracts include equity compensation plans and agreements related to our credit facility and our $200.0 million accounts receivable sales program, each of which is included as an exhibit to this Annual Report. See Item 19, "Exhibits."
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

E.    Taxation
Material Canadian Federal Income Tax Considerations
The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a U.S. Holder), who acquires subordinate voting shares and who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Income Tax Convention (1980) (as amended, the "Tax Treaty") at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm's length and is not affiliated with Celestica, holds such subordinate voting shares as capital property, and does not use or hold, and is not deemed to use or hold, the subordinate voting shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to whom the subordinate voting shares are designated insurance property (as defined in the Canadian Tax Act).
This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 14, 2018, and the current published administrative practices of the Canada Revenue Agency.
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
Disposition of Subordinate Voting Shares
A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of subordinate voting shares unless the subordinate voting shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property," as defined in the Canadian Tax Act, at the time of such disposition. Generally, subordinate voting shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the subordinate voting shares are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships of which the U.S. Holder or persons not dealing at arm's length with the U.S. Holder holds a membership interest (directly or indirectly through another partnership) or the U.S. Holder together with all such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Celestica; and (B) more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the subordinate voting shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the subordinate voting shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, on the basis that the value of the subordinate voting shares should not be considered derived principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the subordinate voting shares generally will be exempt from tax under the Canadian Tax Act.
Material U.S. Federal Income Tax Considerations
The following discussion describes the material U.S. federal income tax consequences to United States Holders (as defined below) of subordinate voting shares. For purposes of this discussion, a United States Holder is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or of any state thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has made an election under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership (or any other entity that is treated as a partnership for U.S. federal income tax purposes) holds subordinate voting shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding subordinate voting shares, we suggest that you consult with your tax advisor. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase, hold or dispose of subordinate voting shares. This summary considers only United States Holders who will own subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). In this context, the term "capital assets" means, in general, assets held for investment by a taxpayer. Certain material aspects of U.S. federal income tax relevant to non-United States Holders are also discussed below.
This discussion is based on current provisions of the Internal Revenue Code, current and proposed U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements of the U.S. Internal Revenue Service (the "IRS"), and judicial decisions, all as of February 14, 2018, and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular United States Holder based on the United States Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to United States Holders who are subject to special treatment, including, without limitation, taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," taxpayers who hold subordinate voting shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power or value of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.
This discussion does not address any aspect of U.S. federal gift or estate tax or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold subordinate voting shares through a partnership or other pass-through entity (such as an S corporation). For U.S. federal income tax purposes, income earned through a non-U.S. or domestic partnership or similar entity generally is attributed to its owners. You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the subordinate voting shares.
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
United States Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income and further limitations may apply to individuals under the alternative minimum tax. A United States Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on subordinate voting shares to the extent that he or she has not held the subordinate voting shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a United States Holder has substantially diminished his or her risk of loss on his or her subordinate voting shares are not counted toward meeting the 16-day holding period.
Individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) generally will be taxed at a current maximum U.S. federal rate of 20% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, Celestica believes that dividends paid by it with respect to its subordinate voting shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rate of tax, as applicable. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.
Dividends received by certain high-income individuals, trusts and estates will also be subject to a 3.8% unearned Medicare contribution tax on passive income.
Taxation of Disposition of Subordinate Voting Shares
Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition.
A United States Holder's adjusted tax basis in the subordinate voting shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Taxation of Dividends Paid on Subordinate Voting Shares." A United States Holder is required to calculate the dollar value of the proceeds received on the sale date as of the "trade date," rather than the date the sale settles, regardless of whether such United States Holder uses the cash method or accrual method of accounting. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain. Long-term capital gain that is recognized by non-corporate taxpayers is eligible for a current maximum 20% rate of taxation plus a 3.8% tax on passive income derived by certain high-income individuals and trusts. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of subordinate voting shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of subordinate voting shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

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

•
A United States Holder's tax basis in shares that were acquired from a decedent generally would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's tax basis, if lower than such value.

The special PFIC rules do not apply to a United States Holder if the United States Holder makes an election to treat the Corporation as a "qualified electing fund" in the first taxable year in which he or she owns subordinate voting shares and if we comply with reporting requirements as described below. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A shareholder makes the election by attaching a completed IRS Form 8621, reflecting the information contained in the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a United States Holder generally must file a completed IRS Form 8621 every year.
A United States Holder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the United States Holder's adjusted tax basis in the PFIC shares, provided, that, in the case of any loss, it can be recognized only to the extent of any net mark-to-market income recognized in prior years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. The subordinate voting shares would be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election could be made if Celestica were classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and United States Holders are strongly urged to consult their tax advisors concerning this election if Celestica is classified as a PFIC.
Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2017 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests for determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2018 or in a future year. A United States Holder who holds subordinate voting shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualifying electing fund election. Although we have agreed to supply United States Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable United States Holders to make a qualifying electing fund election would not have been provided. United States Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualifying electing fund elections with respect to subordinate voting shares in the event that Celestica is treated as a PFIC.
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

•
the Non-United States Holder is an individual who holds subordinate voting shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and satisfies certain other requirements; or

•	the Non-United States Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates who expatriated prior to June 17, 2008.
Information Reporting and Backup Withholding
Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends and proceeds arising from certain sales or other taxable dispositions of subordinate voting shares will be subject to information reporting. Backup withholding tax, at the then applicable rate, will apply if a United States Holder (a) fails to furnish the United States Holder's correct U.S. taxpayer identification number (generally on an IRS Form W-9), (b) is notified by the IRS that the United States Holder has previously failed to properly report items subject to backup withholding tax, or (c) fails to certify, under penalty of perjury, that the United States Holder has furnished the United States Holder's correct U.S. taxpayer identification number and that the IRS has not notified the United States Holder that the United States Holder is subject to backup withholding tax. However, United States Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a United States Holder's U.S. federal income tax liability, if any, or will be refunded, if the United States Holder follows the requisite procedures and timely furnishes the required information to the IRS. United States Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.
U.S. individuals and "specified domestic entities" generally are required to report an interest in any "specified foreign financial asset" if the aggregate value of such assets owned by such person exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher threshold as may apply to a particular taxpayer pursuant to the instructions to IRS Form 8938). Stock issued by a non-U.S. corporation is treated as a specified foreign financial asset for this purpose.
Non-United States Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on or upon the disposition of shares, provided, in some instances, that the Non-United States Holder certifies to his foreign status or otherwise establishes an exemption.
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
Exchange Rate Risk
Conducting business in currencies other than the U.S. dollar subjects us to translation and transaction risks associated with fluctuations in currency exchange rates. Although we conduct the majority of our business in U.S. dollars (our functional currency), our global operations subject us to foreign currency volatility. Our significant non-U.S. currency exposures include the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, British pound sterling, Chinese renminbi, Euro, Romanian leu and Singapore dollar. As part of our risk management program, we enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, intended to hedge foreign currency transaction risk. These contracts include, to varying degrees, elements of market risk. We enter into these contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.
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
The table below presents the notional amounts (the U.S. dollar equivalent amounts of the foreign currency buy/sell contracts at hedge rates), weighted average exchange rates by expected (contractual) maturity dates, and the fair values of our outstanding foreign exchange forward contracts and swaps at December 31, 2017. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2017, we had foreign currency contracts and swaps covering various currencies in an aggregate notional amount of $576.1 million (December 31, 2016 — $696.4 million). These contracts had a fair value net unrealized gain of $10.3 million at December 31, 2017 (December 31, 2016 — $9.6 million net unrealized loss).
At December 31, 2017, we had foreign exchange forward contracts and swaps to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2018	2019	2020 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Forward Exchange Agreements
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$204.8	$—	$—	$204.8	$4.1
Average exchange rate	0.80
Receive Thai Baht/Pay U.S.$
Contract amount	$79.0	—	—	$79.0	$2.2
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$48.4	—	—	$48.4	$2.6
Average exchange rate	0.23
Receive Mexican Peso/Pay U.S.$
Contract amount	$29.3	—	—	$29.3	$(0.9)
Average exchange rate	0.05
Pay British Pound Sterling/Receive U.S.$
Contract amount	$56.4	—	—	$56.4	$(0.5)
Average exchange rate	1.34
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$71.6	—	—	$71.6	$1.5
Average exchange rate	0.15
Pay Euro/Receive U.S.$
Contract amount	$28.7	—	—	$28.7	$0.1
Average exchange rate	1.19
Receive Romanian Leu/Pay U.S.$
Contract amount	$28.4	—	—	$28.4	$0.6
Average exchange rate	0.25
Receive Singapore Dollar/Pay U.S.$
Contract amount	$25.0	—	—	$25.0	$0.6
Average exchange rate	0.73
Pay Other/Receive U.S.$
Contract amount	$4.5	—	—	$4.5	$—
Average exchange rate	—
Total	$576.1	$—	$—	$576.1	$10.3

Interest Rate Risk and Credit Risk
Borrowings under the Revolving Facility bear interest at LIBOR, Prime, Base Rate Canada, or Base Rate (each as defined in the amended credit agreement) plus a margin, and our Term Loan bears interest at LIBOR plus a margin. Borrowings under our credit facility expose us to interest rate risks due to fluctuations in these rates and margins. A one-percentage point increase in these rates would increase interest expense by $5.5 million annually, assuming borrowings of $250.0 million under the Term Loan and $300.0 million under the Revolving Facility (the credit limit thereunder without the $150.0 million accordion feature). As of December 31, 2017, $187.5 million was drawn under the Term Loan and no amounts were outstanding under the Revolving Facility. See note 12 to the Consolidated Financial Statements in Item 18.
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
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is relatively low, however, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a financial loss to us (see Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of business environment" for a discussion of write-downs recorded in each of 2017 and 2016 in connection with our exit from the solar panel manufacturing business). With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward contracts and swaps, our contracts are held by counterparty financial institutions each of which had at December 31, 2017 a Standard and Poor's rating of A-2 or above. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program and the supplier financing program had a Standard and Poor's short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2017. Each financial institution from which annuities have been purchased for the defined benefit component of our Canadian pension plan had an A.M. Best or Standard and Poor's long-term rating of A- or above at December 31, 2017. In addition, the financial institutions from which annuities have been purchased for the defined benefit component of our U.K. pension plans are governed by local regulatory bodies.We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers and/or provide longer payment terms to new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances, as adjusted from time to time, are adequate.
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
Management's Report on Internal Control over Financial Reporting is set forth on page F-1 of our Consolidated Financial Statements in Item 18.
The attestation report from our independent auditors, KPMG LLP (KPMG) is set forth on page F-2 of our Consolidated Financial Statements in Item 18.
Item 16. [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has considered the extensive financial experience of Mr. Etherington, Ms. Koellner, and Ms. Perry, and has determined that each of them is an audit committee financial expert within the meaning of Item 16A(b) of Form 20-F, and each are independent directors, as that term is defined by the applicable Canadian and SEC rules and in the NYSE listing standards.
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
Item 16C.    Principal Accountant Fees and Services
The external auditor is engaged to provide services pursuant to pre-approval policies and procedures established by the Audit Committee of the Board. The Audit Committee approves the external auditor's Audit Plan, the scope of the external auditor's quarterly reviews and all related fees. The Audit Committee must approve any non-audit services provided by the auditor and related fees and does so only if it considers that these services are compatible with the external auditor's independence.
Our auditors are KPMG. KPMG did not provide any financial information systems design or implementation services to us during 2016 or 2017. The Audit Committee has determined that the provision of the non-audit services by KPMG described below does not compromise KPMG's independence.

Audit Fees
KPMG billed $2.3 million in 2017 (2016 — $2.5 million) for audit services.
Audit-Related Fees
KPMG billed $0.1 million in 2017 (2016 — $0.1 million) for audit-related services, including pension audits and audits related to the adoption of amended accounting standards.
Tax Fees
KPMG billed $0.1 million in 2017 (2016 — $0.1 million) for tax compliance and tax advisory services.
All Other Fees
KPMG billed $0.2 million in 2017 for a regulatory performance audit related to compliance with government accounting standards (2016 — no other fees).
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of subordinate voting shares purchased (in millions)	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number of subordinate voting shares that may yet be purchased under the plans or programs (in millions)
January 1 — 31, 2017	—	—	—	5.7(1)
February 1 — 28, 2017	—	—	—	5.7(1)
March 1 — 31, 2017(2)	0.1	$13.98	—	—
April 1 — 30, 2017(2)	0.1	$14.77	—	—
May 1 — 31, 2017(2)	0.22	$13.90	—	—
June 1 — 30, 2017(2)	0.10	$13.89	—	—
July 1 — 31, 2017(2)	0.04	$11.72	—	—
August 1 — 31, 2017(2)	0.30	$11.59	—	—
September 1 — 30, 2017(2)	0.13	$11.70	—	—
October 1 — 31, 2017(2)	0.01	$10.51	—	—
November 1 — 30, 2017(2)(3)	1.0	$10.68	0.9	9.6
December 1 — 31, 2017(3)	1.3	$10.49	1.3	8.3
Total	3.3	$11.21	2.2	8.3

(1)
On February 22, 2016, the TSX accepted our notice to launch, and we announced, a normal course issuer bid (the 2016 NCIB). The 2016 NCIB allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2016, we repurchased and cancelled a total of 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2016 NCIB was reduced by 1.6 million subordinate voting shares, which we purchased in the open market during 2016 to satisfy delivery obligations under our stock-based compensation plans. We did not repurchase any shares for cancellation under the 2016 NCIB during 2017 prior to its expiry on February 23, 2017.

(2)
From time-to-time, a broker has purchased subordinate voting shares in the open market, on our behalf, to settle vested employee awards under our equity-based compensation plans. During 2017, approximately 1.4 million subordinate voting shares were purchased on our behalf by a broker for such purpose (0.3 million of which were purchased during the term of the 2017 NCIB (defined in footnote 3 below), and were therefore not cancelled).

(3)
On November 8, 2017, the TSX accepted our notice to launch, and we announced, a normal course issuer bid (the 2017 NCIB). The 2017 NCIB allows us to repurchase, at our discretion, until the earlier of November 12, 2018 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2017, we repurchased and cancelled a total of 1.9 million subordinate voting shares under the 2017 NCIB at a weighted average price of $10.58 per share. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2017 NCIB will be reduced by the number of subordinate voting shares purchased in the open market during the term of the 2017 NCIB to satisfy delivery obligations under our equity-based compensation plans. See footnote (2) above.

Item 16F.    Change in Registrant's Certifying Accountant
Not applicable.

Item 16G.    Corporate Governance
Corporate Governance
We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA, the NYSE and the SEC under its rules and those mandated by the United States Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers by the NYSE, as described below. Celestica complies with TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the Corporation in the open market. NYSE rules require shareholder approval of all equity compensation plans (and material revisions thereto) regardless of whether new issuances or treasury shares are used.
Our corporate governance guidelines can be accessed electronically at www.celestica.com.
Item 16H.    Mine Safety Disclosure
Not applicable.
Part III.
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits
The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
2	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-3ASR	333-221144	October 26, 2017	4.1
4	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation ("Services Agreement")	20-F	001-14832	March 23, 2010	4.1
4.2	Amending Agreement to Services Agreement made as of January 1, 2017	20-F	001-14832	March 13, 2017	4.2
4.3	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	001-14832	March 25, 2008	4.6
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.6	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.5
4.7	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2016	20-F	001-14832	March 13, 2017	4.7
4.8	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.9	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.10	Amended and Restated Celestica Share Unit Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.8
4.11	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	SC TO-I	005-55523	October 29, 2012	(d)(1)
4.12	Directors' Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)
4.13	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch	20-F	001-14832	March 13, 2015	4.12

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.14	First Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 13, 2017	4.18
4.15	Second Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 14, 2014	4.14
4.16	Third Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14382	March 14, 2014	4.15
4.17	Fourth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14382	March 13, 2015	4.16
4.18	Fifth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement and Accession Agreement*	20-F	001-14382	March 7, 2016	4.20
4.19	Sixth Amendment to Amended and Restated Revolving Trade Receivables Agreement*	20-F	001-14382	March 13, 2017	4.23
4.20	Letter Agreement pertaining to Amended and Restated Revolving Trade Receivables Agreement†					X
4.21	Seventh Amendment to Amended and Restated Revolving Trade Receivables Agreement†					X
4.22	Eighth Amendment to Amended and Restated Revolving Trade Receivables Agreement					X
4.23	Directors' Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14382	March 14, 2014	4.16
4.24	Directors' Share Compensation Plan, amended and restated as of January 1, 2016	20-F	001-14382	March 7, 2016	4.22
4.25
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
		SC TO-I/A	005-55523	June 2, 2015	(b)(2)
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	001-14382	March 23, 2010	11.1
11.2	Business Conduct Governance Policy	20-F	001-14382			X
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code**					X
15.1	Consent of KPMG LLP, Chartered Professional Accountants					X

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
101.INS**	XBRL Instance Document					X
101.SCH**	XBRL Taxonomy Extension Schema Document					X
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document					X
____________________________________

*
Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Securities and Exchange Commission without redactions. Confidential treatment has been granted pursuant to our Application for an Order Granting Confidential Treatment Pursuant to Rule 24b-2 of the U.S. Exchange Act.

**
Will not be deemed "filed" for purposes of Section 18 of the U.S. Exchange Act, or otherwise subject to the liability of Section 18 of the U.S. Exchange Act, and will not be incorporated by reference into any filing under the U.S. Securities Act, or the U.S. Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

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
Elizabeth L. DelBianco
Chief Legal and Administrative Officer
Date: March 12, 2018

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Celestica Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting is effective. The Company’s independent auditors, KPMG LLP, have audited the effectiveness of our internal control over financial reporting as of December 31, 2017, and issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of such date.
March 8, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Celestica Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Celestica Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on the Consolidated Financial Statements
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as of December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated March 8, 2018 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada March 8, 2018	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Celestica Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Celestica Inc. (the “Company”) as of December 31, 2017 and December 31, 2016 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on Internal Control over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement,whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 1997.

Toronto, Canada March 8, 2018	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

CELESTICA INC.
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)

	December 31 2016	December 31 2017
Assets
Current assets:
Cash and cash equivalents (note 21)	$557.2	$515.2
Accounts receivable (note 5)	790.5	764.8
Inventories (note 6)	890.6	1,061.8
Income taxes receivable	5.4	1.6
Assets classified as held for sale (note 7)	28.9	30.1
Other current assets	73.9	82.0
Total current assets	2,346.5	2,455.5

Property, plant and equipment (note 8)	302.7	323.9
Goodwill (note 9)	23.2	23.2
Intangible assets (note 9)	25.5	21.6
Deferred income taxes (note 20)	36.4	39.2
Other non-current assets (note 10)	88.0	81.3
Total assets	$2,822.3	$2,944.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 12)	$56.0	$37.9
Accounts payable	876.9	931.1
Accrued and other current liabilities	261.7	233.5
Income taxes payable (note 20)	32.4	37.7
Current portion of provisions (note 11)	18.7	26.6
Total current liabilities	1,245.7	1,266.8

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 12)	188.7	166.5
Pension and non-pension post-employment benefit obligations (note 19)	86.0	97.8
Provisions and other non-current liabilities (note 11)	28.3	35.4
Deferred income taxes (note 20)	34.8	27.5
Total liabilities	1,583.5	1,594.0

Equity:
Capital stock (note 13)	2,048.2	2,048.3
Treasury stock (note 13)	(15.3)	(8.7)
Contributed surplus	862.6	863.0
Deficit	(1,632.0)	(1,545.2)
Accumulated other comprehensive loss (note 14)	(24.7)	(6.7)
Total equity	1,238.8	1,350.7
Total liabilities and equity	$2,822.3	$2,944.7
Commitments, contingencies and guarantees (note 24)
Subsequent events (notes 4, 7, 12, 24, and 26)

Signed on behalf of the Board of Directors
[Signed] William A. Etherington, Director	[Signed] Laurette T. Koellner, Director
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)

	Year ended December 31
	2015	2016	2017
Revenue	$5,639.2	$6,016.5	$6,110.5
Cost of sales (notes 6 & 15)	5,248.1	5,588.9	5,692.7
Gross profit	391.1	427.6	417.8
Selling, general and administrative expenses (SG&A) (note 15)	207.5	211.1	203.2
Research and development	23.2	24.9	26.2
Amortization of intangible assets (note 9)	9.2	9.4	8.9
Other charges (note 16)	35.8	25.5	37.0
Earnings from operations	115.4	156.7	142.5
Refund interest income (notes 17 & 24)	—	(14.3)	—
Finance costs (note 17)	6.3	10.0	10.1
Earnings before income taxes	109.1	161.0	132.4
Income tax expense (recovery) (note 20)
Current	38.7	14.2	39.1
Deferred	3.5	10.5	(11.7)
	42.2	24.7	27.4
Net earnings	$66.9	$136.3	$105.0

Basic earnings per share	$0.43	$0.96	$0.73

Diluted earnings per share	$0.42	$0.95	$0.72
Shares used in computing per share amounts (in millions):
Basic (note 23)	155.8	141.8	143.1
Diluted (note 23)	157.9	143.9	145.2
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)

	Year ended December 31
	2015	2016	2017
Net earnings	$66.9	$136.3	$105.0
Other comprehensive income (loss), net of tax (note 14)
Items that will not be reclassified to net earnings:
Gains (losses) on pension and non-pension post-employment benefit plans (note 19)	(7.0)	17.1	(18.2)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(1.7)	—	0.7
Changes from derivatives designated as hedges	(6.1)	8.1	17.3
Total comprehensive income	$52.1	$161.5	$104.8
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)

	Capital stock (note 13)	Treasury stock (note 13)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — December 31, 2014	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions:
Issuance of capital stock	12.6	—	(8.7)	—	—	3.9
Repurchase of capital stock for cancellation	(528.2)	—	157.8	—	—	(370.4)
Purchase of treasury stock for stock-based plans	—	(28.9)	—	—	—	(28.9)
Stock-based compensation and other	—	18.9	20.5	—	—	39.4
Total comprehensive income:
Net earnings for 2015	—	—	—	66.9	—	66.9
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 19)	—	—	—	(7.0)	—	(7.0)
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Changes from derivatives designated as hedges	—	—	—	—	(6.1)	(6.1)
Balance — December 31, 2015	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0

Capital transactions:
Issuance of capital stock	6.4	—	(2.3)	—	—	4.1
Repurchase of capital stock for cancellation	(52.1)	—	17.8	—	—	(34.3)
Purchase of treasury stock for stock-based plans	—	(18.2)	—	—	—	(18.2)
Stock-based compensation and other	—	34.3	0.4	—	—	34.7
Total comprehensive income:
Net earnings for 2016	—	—	—	136.3	—	136.3
Other comprehensive income (loss), net of tax:
Gains on pension and non-pension post-employment benefit plans (note 19)	—	—	—	17.1	—	17.1
Changes from derivatives designated as hedges	—	—	—	—	8.1	8.1
Balance — December 31, 2016	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8

Capital transactions:
Issuance of capital stock	30.4	—	(16.8)	—	—	13.6
Repurchase of capital stock for cancellation	(30.3)	—	10.4	—	—	(19.9)
Purchase of treasury stock for stock-based plans	—	(16.7)	—	—	—	(16.7)
Stock-based compensation and other	—	23.3	6.8	—	—	30.1
Total comprehensive income:
Net earnings for 2017	—	—	—	105.0	—	105.0
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 19)	—	—	—	(18.2)	—	(18.2)
Currency translation differences for foreign operations	—	—	—	—	0.7	0.7
Changes from derivatives designated as hedges	—	—	—	—	17.3	17.3
Balance — December 31, 2017	$2,048.3	$(8.7)	$863.0	$(1,545.2)	$(6.7)	$1,350.7

(a)	Accumulated other comprehensive income (loss) is net of tax. See note 14.
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)

	Year ended December 31
	2015	2016	2017
Cash provided by (used in):
Operating activities:
Net earnings	$66.9	$136.3	$105.0
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	68.3	75.6	76.5
Equity-settled stock-based compensation (note 13)	37.6	33.0	30.1
Other charges (note 16)	16.3	21.2	5.7
Finance costs, net of refund interest income	6.3	(4.3)	10.1
Income tax expense	42.2	24.7	27.4
Other	(17.5)	(1.1)	(1.6)
Changes in non-cash working capital items:
Accounts receivable	12.5	(104.6)	25.7
Inventories	(75.6)	(89.5)	(171.2)
Other current assets	38.2	(5.3)	(2.0)
Accounts payable, accrued and other current liabilities and provisions	28.8	75.4	52.1
Non-cash working capital changes	3.9	(124.0)	(95.4)
Net income tax refund (paid), including related refund interest income	(27.7)	11.9	(30.8)
Net cash provided by operating activities	196.3	173.3	127.0

Investing activities:
Acquisitions (note 3)	—	(14.9)	—
Purchase of computer software and property, plant and equipment (a)	(62.8)	(64.1)	(102.6)
Proceeds from sale of assets	2.8	1.0	0.8
Deposit on anticipated sale of real property (note 8)	11.2	—	—
Advances to solar supplier (note 4)	(29.5)	—	—
Repayments from solar supplier (note 4)	3.0	14.0	12.5
Net cash used in investing activities	(75.3)	(64.0)	(89.3)

Financing activities:
Borrowings under credit facility (note 12)	275.0	40.0	—
Repayments under credit facility (note 12)	(12.5)	(75.0)	(40.0)
Finance lease payments (note 12)	—	(4.5)	(6.5)
Issuance of capital stock (note 13)	3.9	4.1	13.6
Repurchase of capital stock for cancellation (note 13)	(370.4)	(34.3)	(19.9)
Purchase of treasury stock for stock-based plans (note 13)	(28.9)	(18.2)	(16.7)
Finance costs paid	(7.8)	(9.5)	(10.2)
Net cash used in financing activities	(140.7)	(97.4)	(79.7)

Net increase (decrease) in cash and cash equivalents	(19.7)	11.9	(42.0)
Cash and cash equivalents, beginning of year	565.0	545.3	557.2
Cash and cash equivalents, end of year	$545.3	$557.2	$515.2
(a) Additional equipment of $5.0 was acquired through finance leases in 2017 (2016 — $3.4; 2015 —$19.0). See notes 4, 8 and 12. Unpaid purchases of property, plant and equipment at December 31, 2017 were $18.5 (December 31, 2016 — $22.6; December 31, 2015 — $11.2).
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

1.	REPORTING ENTITY:
Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters currently located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7. Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
Celestica delivered innovative supply chain solutions globally to customers in the following end markets during 2017: Advanced Technology Solutions (ATS) (consists of our former Diversified and Consumer end markets, and is comprised of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer businesses), Communications (consists of our enterprise communications and telecommunications businesses), and Enterprise (consists of our servers and storage businesses). Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:
Statement of compliance:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements were authorized for issuance by our Board of Directors on March 8, 2018.
Functional and presentation currency:
The consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).
Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.
Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, discount and terminal growth rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.
    We describe our use of judgment and estimation uncertainties in greater detail in the following accounting policies.
SIGNIFICANT ACCOUNTING POLICIES:
The accounting policies below are in compliance with IFRS and have been applied consistently to all periods presented in these consolidated financial statements.
(a)     Basis of measurement:
The consolidated financial statements have been prepared primarily on the historical cost basis. Other measurement bases, where used, are described in the applicable notes.

(b)	Basis of consolidation:
These consolidated financial statements include our direct and indirect subsidiaries, all of which are wholly-owned. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition. Inter-company transactions and balances are eliminated on consolidation.

(c)	Business combinations:
We use the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment (see note 2(l)). Potential obligations for contingent consideration and contingencies are also recorded at fair value as of the acquisition date. We record subsequent changes in the fair value of such potential obligations from the date of acquisition to the settlement date in our consolidated statement of operations. We expense integration costs (for the establishment of business processes, infrastructure and information systems for acquired operations) and acquisition-related consulting and transaction costs as incurred in our consolidated statement of operations.
We use judgment to determine the estimates to value identifiable net assets and the fair value of contingent consideration, if applicable, at the acquisition date. We may engage independent third parties to determine the fair value of property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors.

(d)	Foreign currency translation:
The majority of our subsidiaries have a U.S. dollar functional currency, which represents the currency of the primary economic environment in which they operate. For these subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the period-end exchange rates. We translate non-monetary assets and liabilities denominated in foreign currencies into U.S. dollars at historic rates, and we translate revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. We recognize foreign currency differences arising on translation in our consolidated statement of operations.
For our subsidiaries with a non-U.S. dollar functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these operations in the foreign currency translation account included in accumulated other comprehensive income.

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
We initially value our accounts receivable at fair value. We record an allowance for doubtful accounts against accounts receivable that management believes are impaired. We record specific allowances against customer receivables based on our evaluation of the customers’ creditworthiness and knowledge of their financial condition. We also consider the aging of the receivables, customer and industry concentrations, the current business environment, and historical experience.

(g)	Inventories:
We procure inventory and manufacture based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work-in-progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products or services are less favorable than originally projected. The determination of net realizable value involves significant management judgment. We consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return inventory to the relevant suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.

(h)	Assets classified as held for sale:
We classify assets as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use. Management must be committed to the sale transaction and the asset must be immediately available for sale in its present condition to qualify as an asset held for sale. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and are no longer depreciated. The determination of fair value less costs to sell involves judgment by management of the probability and timing of disposition and the expected amount of recoveries and costs. We may engage independent third parties to assist in the determination of the estimated fair values less costs to sell for assets classified as held for sale. At the end of each reporting period, we evaluate the appropriateness of our estimates and assumptions. We may require adjustments to reflect actual experience or changes in estimates.

(i)	Property, plant and equipment:
We carry property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Cost consists of expenditures directly attributable to the acquisition of the asset, including interest on qualified long-term assets. We capitalize the cost of an asset when the economic benefits associated with that asset are probable and when the cost can be measured reliably. We capitalize the costs of major renovations and we write-off the carrying amount of replaced assets. We expense all other maintenance and repair costs in our consolidated statement of operations as incurred. We do not depreciate land. We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

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
We are the lessee of property, plant and equipment, primarily buildings and machinery. We classify leases as operating leases where the risks and rewards of ownership are retained by the lessor. We generally treat payments made under operating leases as rentals and recognize them as expenses on a straight-line basis over the term of the lease in our consolidated statement of operations. For operating leases, we do not record the leased asset or associated obligation on our consolidated balance sheet. We classify leases as finance leases if the risks and rewards of ownership have substantially transferred to us. We capitalize finance leases at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments (included in property, plant and equipment in our consolidated balance sheet), and we depreciate finance leases over a period based on the useful life of the asset. We include the corresponding liabilities, net of finance costs, on our consolidated balance sheet. We allocate each finance lease payment between the liability and finance costs. See note 2(x), “Recently issued accounting pronouncements” for the new standard on leases effective January 1, 2019.

(k)	Goodwill and intangible assets:
Goodwill:
We initially record goodwill related to acquisitions on our consolidated balance sheet in the amount of the excess of the fair value of the aggregate consideration paid (including the fair value of any contingent consideration) over the fair value of the identifiable net assets acquired. In subsequent reporting periods, we measure goodwill at cost less accumulated impairment losses, if any. We do not amortize goodwill. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that we expect will benefit from the related acquisition. See note 2(l), “Impairment of goodwill, intangible assets and property, plant and equipment.”
Intangible assets:
We record intangible assets on our consolidated balance sheet at fair value on the date of acquisition. We capitalize intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We estimate the useful life of intangible assets based on the nature of the asset, historical experience and the projected period of expected future economic benefits to be provided by the asset. In subsequent reporting periods, we measure intangible assets at cost less accumulated amortization and accumulated impairment losses, if any. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

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
We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its fair value less costs to sell. The process of determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Our expected value-in-use is determined based on the discounted cash flows of the relevant asset, CGU or group of CGUs. The process of determining fair value less costs to sell requires valuations and use of appraisals. Where applicable, we engage independent brokers to obtain market prices to estimate our real property and other asset values. We recognize impairment losses in our consolidated statement of operations. We first allocate impairment losses in respect of a CGU or group of CGUs to reduce the carrying amount of its goodwill, and then to reduce the carrying amount of other assets in such CGU or group of CGUs generally on a pro rata basis. See notes 9, 16(a) and 16(b).
We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for property, plant and equipment and intangible assets if the losses we recognized in prior periods no longer exist or have decreased as a result of changes in circumstances. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of the reversal will be limited to the carrying amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.
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
Restructuring:
We incur restructuring charges relating to workforce reductions, site consolidations, and costs associated with businesses we are downsizing or exiting. Our restructuring charges include employee severance and benefit costs, gains, losses or impairments related to owned sites and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs related to leased sites and equipment we no longer use.
The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any anticipated sublease recoveries from exited sites, and the timing of disposition and estimated fair values less costs to sell of assets we no longer use and which are available for sale. We develop detailed plans and record termination costs in the period the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on their fair value less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent third parties to determine the estimated fair values less costs to sell for these assets. For leased sites that we intend to exit, we discount the lease obligation costs, which represent future contractual lease payments and cancellation fees, if any, less estimated sublease recoveries, if any. We recognize any change in provisions due to the passage of time as finance costs. To estimate future sublease recoveries, we engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

appropriateness of our restructuring charges and balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in estimates for future periods. See note 16(a).
Legal and other contingencies:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. The filing of a suit or formal assertion of a claim does not automatically trigger a requirement to record a provision. We recognize a provision for loss contingencies, including legal claims, based on management’s estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third party advisors in making our determination. The ultimate outcome, including the amount and timing of any payments required, may vary significantly from our original estimates. Potential material legal and other contingent obligations that have not been recognized as provisions, as the outcome is remote or not probable, or the amount cannot be reliably estimated, are disclosed as contingent liabilities. See note 24.
Warranty:
We offer product and service warranties to our customers. We record a provision for future warranty costs based on management’s estimate of probable claims under these warranties. In determining the amount of the provision, we consider several factors including the terms of the warranty (which vary by customer, product or service), the current volume of products sold or services rendered during the warranty period, and historical warranty information. We review and adjust these estimates as necessary to reflect our experience and new information. The amount and aging of our provision will vary depending on various factors including the length of the warranty offered, the remaining life of the warranty and the extent and timing of warranty claims. We classify the portion of our warranty provision for which payment is expected in the next 12 months as current, and the remainder as non-current.

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
Under defined benefit plans, our obligation is to provide an agreed upon benefit to specified plan participants. We remain exposed to the actuarial and investment risks with respect to defined benefit plans. Our obligation is actuarially determined using the projected unit credit method, based on service and management’s estimates. Actuarial valuations require management to make certain judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension expense and required funding.
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
To mitigate the actuarial and investment risks of our defined benefit pension plans, we from time to time purchase annuities (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with our pension obligations. Where the annuities are purchased on behalf of, and held by the pension plan, the relevant employer retains the ultimate responsibility for the payment of benefits to plan participants, and we retain the pension assets and liabilities on our consolidated balance sheet. The annuity purchases have resulted in losses in past periods (and may apply to future annuity purchases), as a result of a reduction in the value of the plan assets to the value of the plan obligations as of the date of the annuity purchase. We record these non-cash losses in other comprehensive income (OCI) on our consolidated balance sheet and simultaneously reclassify such amounts to deficit in the same period. Alternatively, where we purchase annuities from insurance companies on behalf of applicable plan participants with the intention of winding-up the relevant plan in the future (with the expectation of transferring the annuities to the individual plan members, as we intend to do with our U.K Supplemental Plan), the insurance company assumes responsibility for the payment of benefits to the relevant plan participants once the wind-up is complete. In this case, settlement accounting is applied to the purchase of the annuities and the non-cash loss (if any) is recorded in other charges in our consolidated statement of operations. In addition, both the pension assets and liabilities will be removed from our consolidated balance sheet once the wind-up of the plan is complete.

Stock-based compensation:
We generally grant stock options, performance share units (PSUs) and restricted share units (RSUs) to employees under our stock-based compensation plans. Stock options and RSUs vest in installments over the vesting period. Stock options generally vest 25% per year over a four-year period, and RSUs generally vest one-third per year over a three-year period. We treat each installment under a grant of stock options and RSUs as a separate grant in determining the compensation expense. PSUs vest at the end of their respective terms, generally three years from the grant date, to the extent that specified performance conditions have been met.
Options are exercisable for subordinate voting shares. We recognize the grant date fair value of options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock on our consolidated balance sheet. We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate voting shares on the grant date, the exercise price of the option, and our estimates of the following: expected price volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), and the risk-free interest rate. The cost we record for RSUs and 40% of PSUs granted annually is based on the market value of our subordinate voting shares at the time of grant. The cost we record for these PSUs, which vest based on a non-market performance condition related to the achievement of pre-determined financial targets over a specified period, is based on our estimate of the outcome of such performance condition. We adjust the cost of these PSUs as new facts and circumstances arise; the timing of these adjustments is subject to judgment. We generally record adjustments to the cost of these PSUs during the last year of the three-year term based on management's estimate of the expected level of achievement of such performance condition. We amortize the cost of RSUs and these PSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. We generally

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

settle these awards with subordinate voting shares purchased in the open market by a broker, or by issuing subordinate voting shares from treasury.
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
The compensation of our Board of Directors in 2017 was comprised of annual Board retainer fees, annual Audit and Compensation Committee Chair retainer fees (for the Chairs of those committees) and travel fees (collectively, Annual Fees) payable in quarterly installments in arrears. Directors must elect to have either 75% or 100% of their Annual Fees paid in deferred share units (DSUs). The number of DSUs we grant is determined by dividing the elected percentage of the dollar value of the Annual Fees earned in the quarter by the closing price of our subordinate voting shares on the New York Stock Exchange (NYSE) on the last business day of such quarter. Each DSU represents the right to receive one subordinate voting share or an equivalent value in cash after the individual ceases to serve as a director. For DSUs granted prior to January 1, 2007, we may settle these share units with subordinate voting shares issued from treasury or purchased in the open market, or with cash (at the discretion of the Company). For DSUs granted after January 1, 2007, we may only settle these share units with subordinate voting shares purchased in the open market, or with cash (at the discretion of the Company). We expense the cost of DSUs through SG&A in our consolidated statement of operations in the period the services are rendered.
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
Our income tax expense for a reporting period is comprised of current and deferred income taxes. Current income taxes and deferred income taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity, in which case the taxes are also recognized in OCI or directly in equity, respectively.
In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain until we resolve it with the relevant tax authority, which may take many years. The final tax outcome of these matters may be different from the estimates management originally made in determining our tax provision. Management periodically evaluates the positions taken in our tax returns with respect to situations in which applicable tax rules are subject to interpretation. We establish provisions related to tax uncertainties where appropriate, based on our estimate of the amount that ultimately will be paid to or received from the tax authorities. We recognize accrued interest and penalties relating to tax uncertainties in current income tax expense. The various judgments and estimates by management in establishing provisions related to tax uncertainties significantly affect the amounts we recognize in our consolidated financial statements.
We use the liability method of accounting for deferred income taxes. Under this method, we recognize deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carryforwards. We measure deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and that we expect will apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. We recognize deferred income tax assets to the extent we believe it is probable, based on management’s estimates, that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. Estimates of future taxable profit in different tax jurisdictions are an area of

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

estimation uncertainty. We review our deferred income tax assets at each reporting date and reduce them to the extent it is no longer probable that we will realize the related tax benefits. We recognize the effect of a change in income tax rates in the period of enactment or substantive enactment.
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
We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below. See note 2(s), “Impairment of financial assets.”
Fair value through profit or loss:
Financial assets and financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than hedging instruments, are classified as fair value through profit or loss. This category includes short-term investments in money market funds (if applicable) that we group with cash equivalents, and derivative assets and derivative liabilities not qualifying for hedge accounting. We initially recognize investments on our consolidated balance sheet at fair value and recognize subsequent changes in our consolidated statement of operations. We expense transaction costs as incurred in our consolidated statement of operations.
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(r)	Derivatives and hedge accounting:
We enter into forward exchange and swap contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that are considered highly probable and to hedge foreign-currency denominated balances. We use estimates to forecast future cash flows and the future financial position of net monetary assets or liabilities denominated in foreign currencies. We apply hedge accounting to those hedge transactions that are considered effective. Management assesses the effectiveness of hedges by comparing actual outcomes against these estimates on a regular basis. Subsequent revisions in estimates of future cash flow forecasts, if significant, may result in the discontinuation of hedge accounting for that hedge. We do not enter into derivative contracts for speculative purposes.
At the inception of a hedging relationship, we formally document the relationship between our hedging instrument and the hedged item, as well as our risk management objectives and strategy for undertaking the various hedge transactions. Our process includes linking all derivatives to specific assets and liabilities on our consolidated balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge’s inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of the hedged items. We record the gain or loss from these forward contracts in the same line item where the underlying exposures are recognized in our consolidated statement of operations. For our non-designated hedges against our balance sheet exposures denominated in foreign currencies, we record the gain or loss from these forward contracts in SG&A.
Forward contracts that are not designated as hedges are marked to market each period, resulting in a gain or loss in our consolidated statement of operations.
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
We review financial assets at each reporting date. Financial assets are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset have been negatively impacted. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset’s original discount rate, and we recognize this loss in our consolidated statement of operations.

(t)	Revenue:
We derive the majority of our revenue from the sale of electronic products and services that we have manufactured and provided to customer specifications. Our range of services includes, among others, design, engineering, manufacturing, assembly and test, fulfillment and after-market services. We recognized revenue from the sale of products and services rendered when the significant risks and rewards of ownership associated with the products sold or services rendered have passed to the buyer and no material uncertainties remained as to the collection of our receivables and we had no further performance obligations thereunder other than our manufacturing or service warranties. We provide warehousing services in connection with manufacturing services to certain customers. We assess the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

do not meet all of the revenue recognition requirements under IFRS, we defer recognizing revenue until we have shipped the products to the customer.
See note 2(x), “Recently issued accounting pronouncements” for the new standard related to revenue that became effective January 1, 2018.
(u)    Government grants:
We receive government grants from time to time related to equipment purchases or other expenditures. We recognize these grants when there is reasonable assurance that we will retain the benefits. If we receive a grant but cannot reasonably assure that we will comply with the conditions of the grant, we will defer the grant and record a liability on our consolidated balance sheet until the conditions are fulfilled. For grants that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled, and we calculate amortization on the net amount. For grants that relate to operating expenditures, we reduce the expense in the period the cost is incurred or when the conditions are fulfilled.

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
(x)    Recently issued accounting pronouncements:
IFRS 15, Revenue from Contracts with Customers:
In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and allows for early adoption. We adopted this standard on January 1, 2018, and have elected to use the retrospective approach, pursuant to which we will restate each relevant comparative reporting periods presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period to be presented in our quarterly and annual consolidated financial statements (which will be January 1, 2016 for our annual financial statements). The new standard will change the timing of our revenue recognition for a significant portion of our business, resulting in the recognition of revenue for certain customer contracts earlier than under the previous recognition rules (which was generally upon delivery). The new standard will materially impact our consolidated financial statements, primarily in relation to inventory and accounts receivable balances.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We currently estimate the following impacts under the new standard:

	January 1	December 31	Year ended
	2016	2016	December 31, 2016
	Increase (decrease)
Accounts receivable/Contract asset	$197	$227	$—
Inventories	(178)	(206)	—
Deferred taxes	(2)	(2)	—
Deficit	(17)	(19)	—
Revenue	—	—	30
Cost of sales	—	—	28
Net earnings	—	—	2
We are currently analyzing and will disclose the anticipated extent of the financial impact of the new standard on the specific line items above as of December 31, 2017 and for the year ended December 31, 2017 when our analysis is completed.
IFRS 9, Financial Instruments:
In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We adopted this standard effective January 1, 2018. The adoption of this standard will not have a material impact on our consolidated financial statements.
IFRS 16, Leases:
In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. We have established a project team to evaluate the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition and disclosures required by the new standard. Transition efforts are currently underway, and are anticipated to be complete by January 1, 2019.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

3.    ACQUISITIONS:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our revenue base and/or service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers, enhance our competitiveness and/or enhance our global supply chain network. We incur consulting, transaction and integration costs (Acquisition Costs) relating to potential and completed acquisitions. During 2017, we recorded Acquisition Costs of $4.5 (2016 — $1.4) in other charges in our consolidated statement of operations.

In November 2016, we acquired the business assets of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel), for a cash purchase price of $14.9, and incurred Acquisition Costs of $1.4 in connection therewith. Karel is a manufacturing services company that specializes in complex wire harness assembly, systems integration, sheet metal fabrication, welding and machining, serving primarily aerospace and defense customers. As part of the acquisition, we acquired $3.7 of goodwill, representing the specialized knowledge of the acquired workforce and expected synergies. Approximately two-thirds of the goodwill was tax deductible.

Details of the purchase price allocation in the year of acquisition are as follows:

Karel
Current assets, net of cash acquired	$11.5
Property, plant and equipment and other long-term assets	1.2
Goodwill	3.7
Current liabilities	(1.0)
Deferred income taxes and other-long-term liabilities	(0.5)
$14.9

The Karel acquisition did not have a significant impact on our consolidated results of operations for 2016, the year of acquisition.

Pro forma disclosure: Revenue and net earnings for 2016 would not have been materially different had the Karel acquisition occurred at the beginning of 2016.

See note 26 for a discussion of our entry into a definitive agreement to acquire Atrenne Integrated Solutions, Inc. (Atrenne).

4.	SOLAR PANEL MANUFACTURING BUSINESS:
During the fourth quarter of 2016, due to anticipated prolonged volatility in the solar panel market, we made the decision to exit the solar panel manufacturing business, and terminated (prior to its scheduled expiration) a supply agreement pursuant to which we had made specific cash advances during 2015 to an Asia-based solar cell supplier (Solar Supplier). All such cash advances were repaid in full by the end of the second quarter of 2017 (cash advances outstanding at December 31, 2016 — $12.5). Under this supply agreement, we also manufactured and sold completed solar panels to the Solar Supplier as a customer (discussed below).

In connection with our exit from this business, we wrote down the carrying values of our inventories and our solar panel manufacturing equipment during 2016 to then-recoverable amounts (see notes 6 and 16(a), respectively), and completed production of the final solar panels in the first quarter of 2017. During the second quarter of 2017, we recorded: (i) additional provisions of $0.9 in cost of sales, to further write down the carrying value of our remaining solar panel inventory to reflect lower prices obtained in then-current purchase orders, (ii) a provision of $0.5 in SG&A, to write down the carrying value of solar accounts receivable, primarily as a result of a solar customer's bankruptcy, and (iii) impairment charges of $5.2 in other charges (through restructuring) to further write down the carrying value of our solar panel manufacturing equipment to its estimated fair value less costs to sell, based on then-broker estimates (see note 16(a)). During the third quarter of 2017, we shipped all of our remaining solar panel inventory to customers, including to the Solar Supplier. As of December 31, 2017, we

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

had $6.7 (December 31, 2016 —$13.1) of outstanding solar accounts receivable, all from the Solar Supplier. We recorded impairment reversals of $1.4 with respect to our solar panel manufacturing equipment during the fourth quarter of 2017 in other charges (through restructuring), to reflect its increased estimated fair value less costs to sell based on executed sale agreements. Such equipment, classified as assets held-for-sale, was valued at $2.6 as of December 31, 2017. We currently expect the sale of such equipment to be completed by the end of the first quarter of 2018. See note 7. A substantial portion of our solar panel manufacturing equipment was subject to finance lease agreements. As of December 31, 2017, our outstanding lease obligations for this equipment totaled $11.1 (December 31, 2016 — $15.3), which were recorded as current liabilities on our consolidated balance sheet. In anticipation of the sale, we terminated and settled these lease obligations in full in January 2018. See notes 8, 12 and 24.

5.	ACCOUNTS RECEIVABLE:
We have an agreement to sell accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In March 2017, based on a review of our requirements, we amended this agreement to reduce its overall capacity from $250.0 to $200.0. The term of this agreement has been annually extended in recent years (including in November 2017) for additional one-year periods (and is currently extendable to November 2019 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2017, $80.0 of accounts receivable were sold under this program (December 31, 2016 — $50.0). We continue to collect cash from our customers and remit the cash to the banks once it is collected.
At December 31, 2017, we also sold $52.3 of accounts receivable under a customer's supplier financing program (December 31, 2016 — $51.4), pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. We utilized this program (commencing in the fourth quarter of 2016) to substantially offset the effect of extended payment terms required by such customer after October 1, 2016 on our working capital for the period. The third-party bank collects the relevant receivables directly from the customer.
The accounts receivable sold under both of these programs are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay interest charges which we record in finance costs in our consolidated statement of operations.

6.	INVENTORIES:
Inventories are comprised of the following:

	December 31
	2016	2017
Raw materials	$577.1	$735.2
Work in progress	133.0	168.3
Finished goods	180.5	158.3
	$890.6	$1,061.8

We record our inventory provisions, net of valuation recoveries, in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. During 2017, we recorded net inventory provisions of $3.3 (2016 — $12.0; 2015 — $3.8). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. Our inventory provisions for 2017 included provisions of $0.9 that we recorded in the second quarter of 2017 to further write down the carrying amount of our remaining solar panel inventory to recoverable amounts. Our inventory provisions for 2016 consisted primarily of the write down of our solar panel inventory to then-lower net realizable values. Negative market factors at that time resulted in significant declines in the pricing for solar panels, which ultimately led to our decision to exit the solar panel manufacturing business. See note 4.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

7.    ASSETS CLASSIFIED AS HELD FOR SALE:
As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets were reclassified at the lower of their carrying value and estimated fair value less costs to sell at the time of such reclassification. During the first quarter of 2017, we reclassified $4.8 of solar panel manufacturing equipment as assets held for sale. Subsequent to this reclassification, we recorded net impairment charges of $3.8 in other charges (through restructuring) during 2017, to further write down the carrying value of such equipment to its estimated fair value less costs to sell based on executed sale agreements. See note 4. We currently expect the sale of such equipment to be completed by the end of the first quarter of 2018. At December 31, 2017, we had $30.1 (December 31, 2016 — $28.9) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America, and $2.6 of solar panel manufacturing equipment in Asia and North America.

8.	PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment are comprised of the following:

	2016
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$22.9	$12.0	$10.9
Buildings including improvements	322.0	181.9	140.1
Machinery and equipment	718.7	567.0	151.7
	$1,063.6	$760.9	$302.7

	2017
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$23.1	$12.0	$11.1
Buildings including improvements	344.0	202.4	141.6
Machinery and equipment	745.5	574.3	171.2
	$1,112.6	$788.7	$323.9

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following table details the changes to the net book value of property, plant and equipment for the years indicated:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2016	$10.7	$141.7	$162.2	$314.6
Additions	—	21.5	55.7	77.2
Acquisitions through business combinations (note 3)	—	—	1.1	1.1
Depreciation	—	(19.9)	(46.3)	(66.2)
Write down of assets and other disposals (i)	—	(3.4)	(20.3)	(23.7)
Foreign exchange and other	0.2	0.2	(0.7)	(0.3)
Balance — December 31, 2016 (ii)	10.9	140.1	151.7	302.7
Additions	—	22.8	72.1	94.9
Depreciation	—	(21.3)	(46.3)	(67.6)
Write down of assets and other disposals (i)	—	(0.2)	(5.3)	(5.5)
Foreign exchange and other	0.2	0.2	(1.0)	(0.6)
Balance — December 31, 2017 (ii)	$11.1	$141.6	$171.2	$323.9

(i)
Includes $4.8 of solar panel manufacturing equipment that we reclassified as assets held for sale during 2017. See note 7. In 2016, we recorded impairment losses of $21.2 primarily to write-down solar panel manufacturing equipment. See note 16(a).

(ii)
The net book value of property, plant and equipment at December 31, 2017 included $7.3 (December 31, 2016 — $8.2) of assets under finance leases. See note 24 for the future minimum lease payments under these finance leases.

In the fourth quarter of each year, we perform our annual impairment assessment of goodwill, intangible assets and property, plant and equipment (Annual Impairment Assessment). With respect to our 2016 and 2017 Annual Impairment Assessments, we determined that, other than the write down of our solar panel manufacturing equipment in each year, discussed in notes 4 and 16(a) (recorded through restructuring charges) there was no impairment, as the recoverable amount of our assets and CGUs exceeded their respective carrying values. See (i) above and notes 16(a) and 16(b).
On July 23, 2015, we entered into an agreement of purchase and sale to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. Upon execution of this agreement, the purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 at the then-prevailing exchange rate). Also see notes 16(d) and 18.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

9.	GOODWILL AND INTANGIBLE ASSETS:
Goodwill and intangible assets are comprised of the following:

	2016
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$78.6	$55.4	$23.2

Intellectual property	$111.3	$111.3	$—
Other intangible assets	237.0	221.1	15.9
Computer software assets	284.1	274.5	9.6
	$632.4	$606.9	$25.5

	2017
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$78.6	$55.4	$23.2

Intellectual property	$111.3	$111.3	$—
Other intangible assets	237.0	226.6	10.4
Computer software assets	285.3	274.1	11.2
	$633.6	$612.0	$21.6
The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2016	$19.5	$21.9	$8.5	$49.9
Additions	—	—	4.5	4.5
Acquisitions through business combinations (note 3)	3.7	—	0.1	3.8
Amortization	—	(6.0)	(3.4)	(9.4)
Foreign exchange and other	—	—	(0.1)	(0.1)
Balance — December 31, 2016	23.2	15.9	9.6	48.7
Additions	—	—	4.9	4.9
Amortization	—	(5.5)	(3.4)	(8.9)
Foreign exchange and other	—	—	0.1	0.1
Balance — December 31, 2017	$23.2	$10.4	$11.2	$44.8
In the fourth quarter of each year, we perform our Annual Impairment Assessment. We recorded no impairment charges against goodwill or intangible assets in 2017, 2016 or 2015.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

10.	OTHER NON-CURRENT ASSETS:

	December 31
	2016	2017
Net pension assets (note 19)	$71.8	$62.9
Land rights	11.0	10.5
Other	5.2	7.9
	$88.0	$81.3

11.	PROVISIONS:
Our provisions include restructuring, warranty, legal and other provisions. We have included a description of our restructuring, warranty and legal provisions in note 2(m). We include details of our restructuring provision in note 16(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal (i)	Other(ii)	Total
Balance — December 31, 2016	$6.6	$19.6	$3.0	$5.5	$34.7
Provisions	25.4	12.6	0.8	1.3	40.1
Reversal of prior year provisions(iii)	(0.3)	(4.6)	(0.2)	—	(5.1)
Payments/usage	(19.0)	(6.5)	(1.1)	—	(26.6)
Accretion, foreign exchange and other	—	0.3	—	—	0.3
Balance — December 31, 2017	$12.7	$21.4	$2.5	$6.8	$43.4
Current	$12.7	$11.4	$2.5	$—	$26.6
Non-current(iv)	—	10.0	—	6.8	16.8
December 31, 2017	$12.7	$21.4	$2.5	$6.8	$43.4

(i)	Legal represents our provisions recorded for various legal actions based on our estimates of the likely outcomes.

(ii)	Other represents our asset retirement obligations of $6.8, relating to sites that we currently lease.

(iii)	During 2017, we reversed prior year warranty provisions as a result of expired warranties and changes in estimated costs based on historical experience.

(iv)	Non-current balances are included in provisions and other non-current liabilities on our consolidated balance sheet.
At the end of each reporting period, we evaluate the appropriateness of our provisions, and adjustments may be made to reflect actual experience or changes in our estimates.

12.	CREDIT FACILITIES AND LONG-TERM DEBT:
Our credit facility consists of a $250.0 term loan (Term Loan) and a $300.0 revolving credit facility (Revolving Facility), each maturing in May 2020. At December 31, 2017, $187.5 was outstanding under the Term Loan and there were no amounts outstanding under the Revolving Facility (December 31, 2016 — $227.5 outstanding, comprised of $15.0 under the Revolving Facility and $212.5 under the Term Loan).

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
We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.
The following table sets forth our borrowings under the Revolving Facility and Term Loan, and our finance lease obligations, as of December 31, 2017 and 2016:

	December 31 2016	December 31 2017
Borrowings under the Revolving Facility	$15.0	$—
Term Loan	212.5	187.5
Total borrowings under credit facility	227.5	187.5
Less: unamortized debt issuance costs (i)	(1.2)	(0.8)
Finance lease obligations (see notes 4 and 24) (ii)	18.4	17.7
	$244.7	$204.4
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations	$56.0	$37.9
Long-term portion of borrowings under credit facility and finance lease obligations	188.7	166.5
	$244.7	$204.4

(i)
We incurred debt issuance costs in connection with an amendment of our credit facility in 2015 to add the Term Loan, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

(ii)
At December 31, 2017, $11.1 (December 31, 2016 — $15.3) of our finance lease obligations related to our solar panel manufacturing equipment. Such solar equipment lease obligations were recorded as current liabilities on our consolidated balance sheet as at December 31, 2017. In connection with the anticipated disposition of such equipment, we terminated and settled these lease obligations in full in January 2018. See note 4.

The amounts outstanding under the Revolving Facility are due upon maturity of the facility in May 2020. We are permitted to repay amounts prior to maturity. Prepayments are also required under certain circumstances.

The Term Loan requires quarterly principal repayments of $6.25, and a lump sum repayment of the remainder outstanding at maturity. At December 31, 2017, the remaining mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2018	$25.0
2019	25.0
2020 (to maturity in May 2020)	137.5
$187.5

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

At December 31, 2017, we were in compliance with all restrictive and financial covenants under our credit facility. Commitment fees paid in 2017 were $1.3 (2016 — $1.4; 2015 — $1.3). At December 31, 2017, we had $23.2 (December 31, 2016 — $25.8) outstanding in letters of credit under this facility.

We also have a total of $73.5 (December 31, 2016 — $70.0) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2017 or December 31, 2016.
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
(a) Capital transactions:

Number of shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares
Issued and outstanding at December 31, 2014	155.6	18.9
Issued from treasury(i)	1.3	—
Cancelled under NCIB or SIB (defined below)	(32.4)	—
Issued and outstanding at December 31, 2015	124.5	18.9
Issued from treasury(i)	0.6	—
Cancelled under NCIB (defined below)	(3.2)	—
Issued and outstanding at December 31, 2016	121.9	18.9
Issued from treasury(i)	2.8	—
Cancelled under NCIB	(1.9)	—
Other(ii)	0.35	(0.35)
Issued and outstanding at December 31, 2017	123.2	18.6

(i)
During 2017, we issued 1.7 million (2016 — 0.6 million; 2015 — 0.5 million) subordinate voting shares from treasury upon the exercise of employee stock options for aggregate cash proceeds of $13.6 (2016 — $4.1; 2015 — $3.9). We also issued 1.1 million (2016 — nil; 2015 — 0.8 million) subordinate voting shares from treasury with ascribed values of $9.8 (2016 — nil; 2015 — $6.5) upon the vesting of certain RSUs. We also settled RSUs and PSUs with subordinate voting shares purchased in the open market. Settlement of these awards is described below.

(ii)	During 2017, Onex Corporation converted 346,175 multiple voting shares into subordinate voting shares.
We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs) and substantial issuer bids (SIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares purchased in the open market

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

during the term of such NCIB to satisfy obligations under our stock-based compensation plans. We enter into program share repurchases (PSRs) from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of such shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon such PSR's completion.

In November 2017, the TSX accepted our notice to launch a new NCIB (2017 NCIB), which allows us to repurchase, at our discretion, until the earlier of November 12, 2018 or the completion of the purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market, or as otherwise permitted. Since the commencement of this NCIB through December 31, 2017, we paid $19.9 (including transaction fees) to repurchase and cancel 1.9 million subordinate voting shares at a weighted average price of $10.58 per share. In addition, we repurchased 1.4 million subordinate voting shares during 2017 (0.3 million of which were repurchased under the 2017 NCIB in the fourth quarter of 2017) to satisfy delivery obligations under our stock-based compensation plans (see below).
In February 2016, we launched an NCIB (2016 NCIB) which was completed in February 2017. The 2016 NCIB allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market, or as otherwise permitted. During 2016, we paid $34.3 (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 PSR we funded in March 2016 (and completed in May 2016) at a weighted average price of $10.69 per share. We did not repurchase any subordinate voting shares under the 2016 NCIB for cancellation during the remainder of 2016 or during 2017. However, prior to its expiry, we repurchased an aggregate of 1.6 million subordinate voting shares under the 2016 NCIB (2016 — 1.6 million; 2017 — nil), to satisfy delivery obligations under our stock-based compensation plans (see below).
In the second quarter of 2015, we launched and completed an SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0). We funded the share repurchases with the proceeds of the $250.0 Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. Also during 2015, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under an NCIB we launched in September 2014 (and completed in September 2015), at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR we funded in December 2014 (and completed in January 2015) at a weighted average price of $11.38 per share.
(b) Stock-based compensation:
Long-Term Incentive Plan (LTIP):
Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs to eligible employees, consultants and directors. We may, at the time of grant, authorize the grantees to settle these awards either in cash or in subordinate voting shares. Absent such permitted election, grants under the LTIP will be settled in subordinate voting shares, which we may purchase in the open market, or issue from treasury (up to a maximum aggregate of 29.0 million subordinate voting shares). As of December 31, 2017, 12.4 million subordinate voting shares remain reserved for issuance from treasury, covering potential issuances of subordinate voting shares for outstanding awards and for potential future grants of stock-based compensation under the LTIP.
Celestica Share Unit Plan (CSUP):
Under the CSUP, we may grant RSUs and PSUs to eligible employees. We have the option to settle RSUs and PSUs issued thereunder in subordinate voting shares purchased in the open market, or in cash.
For disclosure regarding DSUs issued to eligible directors under our Directors’ Share Compensation Plan (DSC Plan), see paragraph (c) below.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

During 2017, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A, of $30.1 (2016 — $33.0; 2015 — $37.6). Employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to a non-market performance condition varies depending on the level of achievement of pre-determined financial targets.
(i) Stock options:
We grant stock options under our LTIP. Options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date.
Stock option transactions were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price
	(in millions)
Outstanding at January 1, 2016	2.9	$8.03
Granted	—	$—
Exercised	(0.6)	$6.46
Forfeited/Expired	(0.2)	$9.99
Outstanding at December 31, 2016	2.1	$8.46
Granted	—	$—
Exercised	(1.7)	$7.87
Forfeited/Expired	—	$—
Outstanding at December 31, 2017	0.4	$12.14
Outstanding stock options were exercised throughout the year. The weighted average closing market price of our subordinate voting shares was $12.41 during 2017 (2016 — $10.66).

The following stock options were outstanding as at December 31, 2017:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$6.51 - $8.24	0.1	$7.78	3.5	0.1	$7.78
$13.38	0.3	$13.38	7.6	0.1	$13.38
	0.4			0.2
We amortize the estimated grant date fair value of options to expense over the vesting period (generally four years). We determined the grant date fair value of the stock options using the Black-Scholes option pricing model with the following weighted average assumptions for the years indicated below:

	Year ended December 31
	2015	2016 (1)	2017 (1)
Risk-free interest rate	1.6%	N/A	N/A
Expected volatility of the market price of our shares	35%	N/A	N/A
Expected option life (in years)	5.5	N/A	N/A
Weighted average fair value of options granted	$4.68	N/A	N/A

(1)	No stock options were granted in 2016 or 2017.

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

The following table outlines the RSU transactions during the years indicated, under each of the LTIP and CSUP.

Number of awards (in millions)	LTIP	CSUP	Total
Outstanding at January 1, 2016	—	3.5	3.5
Granted	0.8	1.5	2.3
Settled	—	(1.9)	(1.9)
Forfeited/Expired	—	(0.1)	(0.1)
Outstanding at December 31, 2016	0.8	3.0	3.8
Granted	1.4	0.5	1.9
Settled	(0.3)	(2.0)	(2.3)
Forfeited/Expired	(0.2)	—	(0.2)
Outstanding at December 31, 2017	1.7	1.5	3.2
With respect to PSUs, employees are granted a target number of PSUs. The number of PSUs that will actually vest will vary from 0 to 200% of the target amount granted depending on the level of achievement of the relevant performance conditions. During 2017, we granted 0.9 million (2016 — 1.25 million; 2015 — 1.0 million) PSUs (representing 100% of target), primarily granted in the first quarter of each such year, of which 60% vest based on the achievement of a market performance condition tied to TSR, and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model and a premium of 143% (2016 grants — premium of 109%, 2015 grants — premium of 126%). The grant date fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent years to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury. During 2017, we settled 0.8 million (2016 —1.1 million; 2015 — 0.5 million) PSUs with subordinate voting shares. At December 31, 2017, 2.5 million (December 31, 2016 — 3.0 million; December 31, 2015 — 2.7 million) PSUs were outstanding (representing 100% of the target amounts granted). Of the total number of outstanding PSUs at December 31, 2017, 1.4 million PSUs were granted pursuant to the LTIP, and 1.1 million PSUs were granted pursuant to the CSUP.
The weighted average grant date fair value of RSUs awarded in 2017 was $13.05 per unit (2016 — $9.29; 2015 — $11.49). The weighted average grant date fair value of PSUs awarded in 2017 was $17.18 per unit (2016 — $9.61; 2015 — $13.06). As of December 31, 2017, none of the outstanding RSUs or PSUs had vested.
From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy the delivery of subordinate voting shares upon vesting of awards under our stock-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During 2017, we purchased 1.4 million (2016 — 1.6 million; 2015 — 2.5 million) subordinate voting shares in the open market through a broker for $16.7 (2016 — $18.2; 2015 —$28.9) (including transaction fees) to satisfy delivery requirements under our stock-based compensation plans.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

At December 31, 2017, the broker held 0.8 million (December 31, 2016 — 1.4 million; December 31, 2015 — 2.8 million) subordinate voting shares with a value of $8.7 (December 31, 2016 — $15.3; December 31, 2015 — $31.4).
As management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a broker or subordinate voting shares issued from treasury, we have accounted for these share unit awards as equity-settled awards.
(c) Deferred share units:
We grant DSUs to certain members of our Board of Directors under our DSC Plan. The DSUs may be settled in cash or with subordinate voting shares issued from treasury or purchased in the open market (at the Company's option). See note 2(n) for details. During 2017, two of our directors resigned from the Board and in connection therewith, we settled their outstanding DSUs in 2017 in accordance with the provisions of the DSC Plan. Specifically, we paid $1.7 in cash to Joseph M. Natale to settle his outstanding DSUs, and we settled the outstanding DSUs of Thomas S. Gross with 14,098 subordinate voting shares that we purchased in the open market. As Celestica is permitted to, and currently intends to, settle all other DSUs with shares purchased in the open market, we have accounted for these awards as equity-settled awards. In 2017, we recorded DSU expense of $2.2 (2016 — $2.1; 2015 — $1.9) through SG&A. At December 31, 2017, 1.5 million (December 31, 2016 — 1.5 million, December 31, 2015 — 1.3 million) DSUs were outstanding.

14.    ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:

	Year ended December 31
	2015	2016	2017
Opening balance of foreign currency translation account	$(13.5)	$(15.2)	$(15.2)
Foreign currency translation adjustments	(1.7)	—	0.7
Closing balance	(15.2)	(15.2)	(14.5)
Opening balance of unrealized net loss on cash flow hedges	(11.5)	(17.6)	(9.5)
Net gain (loss) on cash flow hedges(i)	(39.2)	(2.2)	27.9
Reclassification of net loss (gain) on cash flow hedges to operations(ii)	33.1	10.3	(10.6)
Closing balance(iii)	(17.6)	(9.5)	7.8

Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 19)	(7.0)	17.1	(1.2)
Reclassification of actuarial losses (gains) to deficit	7.0	(17.1)	1.2
Settlement loss (note 19)	—	—	(17.0)
Reclassification of settlement loss to deficit (note 19)	—	—	17.0
Closing balance	—	—	—
Accumulated other comprehensive loss	$(32.8)	$(24.7)	$(6.7)

(i)	Net of income tax expense of $2.8 for 2017 (2016 — $1.2 income tax recovery; 2015 — $2.8 income tax recovery).

(ii)	Net of income tax recovery of $0.3 for 2017 (2016 — $1.1 income tax expense; 2015 — $2.9 income tax expense).

(iii)	Net of income tax expense of $1.2 as of December 31, 2017 (December 31, 2016 — $1.3 income tax recovery; December 31, 2015 — $1.2 income tax recovery).
We expect that the majority of net gains or losses on cash flow hedges reported in the 2017 accumulated other comprehensive loss balance will be reclassified to operations during 2018, primarily in cost of sales as the underlying expenses that are being hedged are included in cost of sales.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

15.	EXPENSES BY NATURE:
We have presented our consolidated statement of operations by function. Included in our cost of sales and SG&A for the year ended December 31, 2017 were employee-related costs of $726.4 (2016 — $711.3; 2015 — $690.9) including employee stock-based compensation expense of $30.1 (2016 — $33.0; 2015 — $37.6), freight and transportation costs of $79.3 (2016 — $80.9; 2015 — $76.8), depreciation expense of $67.6 (2016 — $66.2; 2015 — $59.1) and rental expense of $28.5 (2016 — $27.1; 2015 — $25.6).

16.	OTHER CHARGES:

	Year ended December 31
	2015	2016	2017
Restructuring charges (a)	$23.9	$31.9	$28.9
Asset impairment (b)	12.2	—	—
Loss (gain) on pension annuity purchase (c)	(0.3)	—	1.9
Toronto transition costs (d)	—	—	1.6
Other (e)	—	(6.4)	4.6
	$35.8	$25.5	$37.0

(a)	Restructuring:
Our restructuring charges were comprised of the following:

	Year ended December 31
	2015	2016	2017
Cash charges	$19.5	$10.7	$25.1
Non-cash charges	4.4	21.2	3.8
	$23.9	$31.9	$28.9
We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In response to challenging markets and continued margin pressures, we announced in October 2017 our intention to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance, and our related engagement of an outside consultant to identify cost reduction opportunities throughout our network, including through increased operational efficiencies and productivity improvements. In connection therewith, we have commenced the implementation of additional restructuring actions under a new cost efficiency initiative. Such initiative will include reductions to our workforce, and potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities.
We recorded restructuring charges of $28.9 in 2017. Our restructuring charges for 2017 consisted of cash charges of $25.1, comprised of employee termination costs related to our Organizational Design (OD) and Global Business Services (GBS) initiatives, costs in connection with the rationalization of certain operations in the third quarter of 2017, and $8.0 of charges in connection with our new cost efficiency initiative (described above) in the fourth quarter of 2017, as well as net non-cash impairment charges of $3.8, to write down the carrying value of our solar panel manufacturing equipment to its fair value less costs to sell based on executed sale agreements. See note 4. Our restructuring provision at December 31, 2017 was $12.7 (December 31, 2016 — $6.6).
During the fourth quarter of 2016, we made the decision to exit the solar panel manufacturing business. We recorded restructuring charges of $31.9 in 2016. Our restructuring charges for 2016 consisted of cash charges of $10.7, primarily for employee termination costs relating to our GBS and OD initiatives, our solar panel manufacturing operations (see note 4) and other exited operations, and non-cash charges of $21.2, to write down certain plant assets and equipment to recoverable amounts, including $19.0 related to our solar panel manufacturing equipment at our two locations.

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
See notes 2(m) and 11 for further details regarding our restructuring provisions.
(b)    Annual impairment assessment:
We conduct our Annual Impairment Assessment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable (triggering events). We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its expected value-in-use and its fair value less costs to sell. We did not identify any triggering event during the course of 2017 indicating that the carrying amount of our assets or CGUs may not be recoverable, other than with respect to our exit from the solar panel manufacturing business. In connection therewith, we recorded net impairment losses (through restructuring charges) of $3.8 on our solar panel manufacturing equipment in 2017, to reduce the carrying value of such equipment (recorded in assets held for sale) to its estimated fair value less costs to sell based on executed sale agreements (see notes 4, 7 and 16(a)).
In the fourth quarter of 2017, we performed our Annual Impairment Assessment and determined that there was no additional impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values as of December 31, 2017.
For our Annual Impairment Assessments, other than with respect to our solar panel manufacturing equipment in 2016 and 2017 (which were based on estimated fair value less costs to sell), we used cash flow projections based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plans are primarily based on financial projections submitted by our subsidiaries in the fourth quarter of each year, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for 2018 (used for our 2017 Annual Impairment Assessment) was approved by management and presented to our Board of Directors in December 2017.

In the fourth quarter of 2016, we performed our Annual Impairment Assessment and determined that, other than the write down of our solar panel manufacturing equipment (recorded as restructuring charges and discussed in paragraph (a) above), there was no impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values.
In the fourth quarter of 2015, we performed our Annual Impairment Assessment, and in connection therewith, recorded non-cash impairment charges totaling $12.2, comprised of $6.5 and $5.7, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. Such charges were primarily due to the reduction of our then-long-term cash flow projections for these CGUs as a result of reduced customer demand and challenging market conditions that we were experiencing in these CGUs at that time, and our assessment of the continued negative impact of these factors on the future profitability of these two CGUs. After recording the 2015 impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair value of its real property at the end of 2015.

The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount and terminal growth rates, among other factors. The assumptions used in our 2017 Annual Impairment Assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2017 assessment (where cash flow projections were used), we used cash flow projections ranging from 4 to 6 years (2016 — 1 to 7 years; 2015 — 3 to 10 years) for our CGUs, in line with the remaining useful lives of the CGUs’ essential assets. Additionally, in order to estimate the cash flows beyond our most recent cash flow projection period used, we have applied a perpetuity growth rate of 2%, which is consistent with long-term inflation guidance. We generally used our weighted average cost of capital of approximately 9% (2016 — approximately 10%; 2015 — approximately 8%) to discount our cash flows. For our semiconductor CGU, however, we applied a discount rate of 17% in 2017 (2015 and 2016 — 17%) reflecting the higher risk inherent in these cash flows, notwithstanding the recent positive performance of this CGU.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

As part of our annual impairment assessment of goodwill, we also perform sensitivity analyses for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount and terminal growth rates. Our goodwill balance at December 31, 2017 of $23.2 was comprised of $19.5 (December 31, 2016 — $19.5) attributable to our semiconductor CGU and $3.7 (December 31, 2016 — $3.7) attributable to our November 2016 Karel acquisition. See note 3. For purposes of our 2017 impairment assessment of our semiconductor CGU, we assumed future revenue growth at an average compound annual growth rate of 9% over a 6-year period (2016 — 7% over a 7-year period), representing the remaining life of the CGU’s most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years and the expectation of future new business awards. We also assumed that the average annual margins for this CGU over the projection period will be slightly above our overall margin performance in 2017, consistent with the average annual margins we assumed for our 2016 impairment analysis. In our 2017 Annual Impairment Assessment, we did not identify any key assumptions where a reasonable possible change would result in material impairments to our semiconductor CGU. For purposes of our 2017 impairment assessment of our Karel goodwill, we assumed modest revenue growth over a 4-year period, and average margins over the projection period equal to our overall margin performance in 2017. We did not identify any key assumptions where a reasonable possible change would result in material impairments related to the goodwill attributable to our acquisition of Karel.
Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.

(c)	Loss (gain) on pension annuity purchase:
In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants of the Main plan who have retired. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in other comprehensive income and simultaneously re-classified to deficit during 2017, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet. See note 19(a).
In April 2017, the Trustees of our U.K. Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan. The purchase of the annuity resulted in a non-cash loss of $1.9 which we recorded during 2017 in other charges in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet. This non-cash loss is recorded through our consolidated statement of operations as we anticipate transferring the pension annuity to individual plan members and winding up the plan in 2018. See note 19(a).
In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in a non-cash settlement loss of $6.4 in 2014 which we recorded in other charges in our consolidated statement of operations. During 2015, we recorded a recovery of $0.3 upon final settlement.
(d)    Toronto transition costs:
In connection with the anticipated sale of our Toronto real property, we entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations, with occupancy anticipated to commence at the end of the first quarter of 2018. We currently expect to complete the transition to this new manufacturing location by the end of the first quarter of 2019. In addition, should the sale be consummated, we will enter into a long-term lease with the purchasers of our Toronto real property for our new corporate headquarters. In connection therewith, we intend to move such headquarters to a temporary location while space in a new office building (to be built by such purchasers on the site of our current location) is under construction. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize, as well as transition-related costs which we will record in other charges. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

or vacated portions of the relevant premises that we would not have incurred but for these relocations. Any amounts received from the purchasers of our Toronto real property, or gains recorded in connection with its sale, will be recorded as recoveries through other charges (recoveries). During 2017, we recorded $1.6 of such transition costs, consisting of utility costs related to idle premises, and depreciation charges and personnel costs used in the operation of duplicate production lines in advance of the transition.

(e)	Other:
During 2017, we recorded $4.5 (December 31, 2016 — $1.4) in Acquisition Costs. See note 3. Additionally, during 2016, we received recoveries of damages of $12.0 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. These recoveries were offset in part by the cost we recorded to settle an unrelated legal matter during 2016.

17.	FINANCE COSTS AND REFUND INTEREST INCOME:
Our finance costs are comprised primarily of interest expenses and fees related to our Term Loan, the Revolving Facility, our accounts receivable sales program and a customer's supplier financing program. See notes 5 and 12.
Refund interest income represents the refund of interest on cash previously held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in 2016. See notes 20 and 24.

18.	RELATED PARTY TRANSACTIONS:
Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, and one of our directors until December 31, 2016, indirectly owns shares representing the majority of the voting rights of Onex.
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
Sale agreement with respect to real property in Toronto:

On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. If the transaction is completed, the purchase price will be approximately $137 million Canadian dollars (approximately $109 at year-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur in 2018, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash (approximately $43 at year-end exchange rates). The

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars (approximately $55 at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows for 2015.

As part of the Property Sale Agreement, we have agreed, upon closing, to enter into a short-term interim lease for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a long-term lease for Celestica’s new corporate headquarters, on commercially reasonable arm’s-length terms. There can be no assurance that this transaction will be completed within the expected time period or at all. We will incur significant costs related to Toronto transition matters. See note 16(d).

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz, a controlling shareholder and until December 31, 2016, a director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Compensation of key management personnel:

Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and key management team were as follows:

	Year ended December 31
	2015	2016	2017
Short-term employee benefits and costs	$6.8	$6.2	$7.5
Post-employment and other long-term benefits	0.5	0.4	0.6
Stock-based compensation (including DSUs to eligible directors)	16.6	12.3	12.4
	$23.9	$18.9	$20.5

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

19.	PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:
(a)    Plan summaries:
We provide pension and non-pension post-employment benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide participants with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K defined benefit pension plans are comprised of a Main pension plan and a Supplementary pension plan, both of which are closed to new members. The U.K. Main pension plan is our largest defined benefit pension plan. The Supplementary pension plan does not have any active members. Approximately 1% of the U.K. plan members remain active employees of the Company. Defined contribution pension plans are offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (under other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico and Thailand. These benefits may include one-time retirement and specified termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and/or group life insurance.
In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have retired. The cost of the annuity was £123.7 million (approximately $154.3 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in other comprehensive income and simultaneously re-classified to deficit during 2017. We also reduced the value of our pension assets by $17.0 during 2017, which is recorded in other non-current assets on our consolidated balance sheet.
In April 2017, the Trustees of our U.K. Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan. The cost of the annuity was £9.1 million (approximately $11.7 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of such plan. For the Supplementary pension plan, we anticipate transferring the pension annuity to individual plan members and winding up the plan in 2018. Although we will retain responsibility for the payment of benefits to plan participants until such wind-up is complete, the annuity substantially hedges the financial risk component of the associated pension obligations for such participants. The purchase of the annuity resulted in a non-cash loss of $1.9 which we recorded during 2017 in other charges (see note 16(c)) in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet. This non-cash loss was recorded through our consolidated statement of operations as we anticipate winding up this plan in 2018.
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
Our U.K. plans require an actuarial valuation to be completed every three years. The actuarial valuation was completed using a measurement date of April 2016; the next valuation will have a measurement date of April 2019.
We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of May 2016 (Canada) and  January 2017 (U.S.). The next actuarial valuations for these plans will have measurement dates of May 2019 and January 2018, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We used a measurement date of December 31, 2017 for the accounting valuation for pension and non-pension post-employment benefits.
Our pension plans are exposed to market risks such as changes in interest rates, inflation, and fluctuations in investment values, as well as financial risks including counterparty risks of financial institutions from which annuities have been purchased for specified plans. See notes 16(c) and 21(c). Our plans are also exposed to non-financial risks, including the membership’s mortality and demographic changes, as well as regulatory changes.
We manage the funding level risk of defined benefit pension plans through our asset allocation strategy for each plan. In the U.K., we follow an active de-risking strategy and allocate a higher level of the plan assets to debt instruments if the funding level of the plan improves. During 2017, certain of the obligations under our U.K. defined benefit pension plans have been hedged with the purchase of annuities with insurance companies. See above and note 16(c).
Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity securities is adjusted based on the expected life of the plan and the expected retirement dates of the plan participants. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using inputs described in the fair value hierarchy in note 21. At December 31, 2017, $247.0 (December 31, 2016 — $351.6) of our plan assets were measured using level 1 inputs of the fair value hierarchy and $148.5 (December 31, 2016 — nil) of our plan assets (comprised of insurance annuities) were measured using level 3 inputs of the fair value hierarchy. At December 31, 2017, none (December 31, 2016 — $25.6) of our plan assets were measured using level 2 inputs of the fair value hierarchy. Approximately 96% of our plan assets are held with financial institutions with a Standard and Poor’s long-term rating of A- or above at December 31, 2017. The remaining assets are held with financial institutions where ratings are not available or below A-. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.
Plan assets are measured at their fair values; however, the amounts we are permitted to record for defined benefit plan assets may be restricted under IFRS. See note 2(n) for a description of this restriction. Based on a review of the terms, conditions, and statutory minimum funding requirements of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions to our pension plans exceeds the total of the fair value of plan assets net of the present value of related obligations. This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2017 or 2016.
(b) Plan financials:

The table below presents the market value of plan assets:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2016	2017	2016	2017
Quoted market prices:
Debt investment funds	$283.1	$225.2	75%	57%
Equity investment funds	60.4	7.0	16%	2%
Non-quoted market prices:
Other investment funds / insurance annuities	25.6	148.5	7%	37%
Other	8.1	14.8	2%	4%
Total	$377.2	$395.5	100%	100%

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following tables provide a summary of the financial position of our pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2016	2017	2016	2017
Plan assets, beginning of year	$365.3	$377.2	$—	$—
Interest income	12.7	10.0	—	—
Actuarial gains (losses) in other comprehensive income (i)	74.0	(6.1)	—	—
Administrative expenses paid from plan assets	(1.2)	(1.4)	—	—
Employer contributions	7.4	2.4	—	—
Employer direct benefit payments	2.0	0.1	2.2	2.5
Employer direct settlement payments	—	—	—	2.0
Settlement payments from employer	—	—	—	(2.0)
Settlement payments from plan (see note 19(a))	—	(11.7)	—	—
Benefit payments from plan	(14.8)	(10.5)	—	—
Benefit payments from employer	(2.0)	(0.1)	(2.2)	(2.5)
Foreign currency exchange rate changes and other	(66.2)	35.6	—	—

Plan assets, end of year	$377.2	$395.5	$—	$—

(i)
Actuarial gains or losses are determined based on actual return on plan assets less interest income above. For 2017, includes $17.0 loss resulting from the purchase of annuities in March 2017 (see note 19(a) above).

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2016	2017	2016	2017
Accrued benefit obligations, beginning of year	$326.9	$325.6	$62.7	$65.8
Current service cost	1.7	2.1	1.9	2.0
Past service cost and settlement/curtailment losses	—	1.9	—	0.6
Interest cost	11.1	8.7	2.6	2.6
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	(13.9)	5.4	(6.3)	0.2
— Changes in financial assumptions	82.9	2.9	5.8	2.9
— Experience adjustments	(12.9)	0.1	(0.1)	0.6
Settlement payments from employer	—	—	—	(2.0)
Settlement payments from plan	—	(11.7)	—	—
Benefit payments from plan	(14.8)	(10.5)	—	—
Benefit payments from employer	(2.0)	(0.1)	(2.2)	(2.5)
Foreign currency exchange rate changes and other	(53.4)	31.4	1.4	5.3
Accrued benefit obligations, end of year	$325.6	$355.8	$65.8	$75.5

Weighted average duration of benefit obligations (in years)	19	19	14	14

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2016	2017	2016	2017
Accrued benefit obligations, end of year	$(325.6)	$(355.8)	$(65.8)	$(75.5)
Plan assets, end of year	377.2	395.5	—	—
Excess (deficiency) of plan assets over accrued benefit obligations	$51.6	$39.7	$(65.8)	$(75.5)
The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31			December 31
	2016			2017
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(20.2)	$(65.8)	$(86.0)	$(23.2)	$(74.6)	$(97.8)
Current other post-employment benefit obligations (i)	—	—	—	—	(0.9)	(0.9)
Non-current net pension assets (note 10)	71.8	—	71.8	62.9	—	62.9
	$51.6	$(65.8)	$(14.2)	$39.7	$(75.5)	$(35.8)

(i)
In connection with certain restructuring actions announced prior to the end of 2017, we reclassified a current portion of the accumulated post-employment benefits totaling $0.9 to accrued and other current liabilities on our consolidated balance sheet as of December 31, 2017.

The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2015	2016	2017	2015	2016	2017
Current service cost	$1.7	$1.7	$2.1	$2.0	$1.9	$2.0
Net interest cost (income)	(1.6)	(1.6)	(1.3)	2.6	2.6	2.6
Past service cost and settlement/curtailment losses	1.0	—	1.9	0.1	—	0.6
Plan administrative expenses and other	1.1	1.1	1.3	—	—	—
	2.2	1.2	4.0	4.7	4.5	5.2
Defined contribution pension plan expense (note 19(c))	10.4	10.0	9.4	—	—	—
Total expense for the year	$12.6	$11.2	$13.4	$4.7	$4.5	$5.2
We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales and SG&A expenses depending on the nature of the expenses. Our settlement loss in 2017 of $1.9 in pension plans arose as a result of annuity purchases for our U.K. Supplementary plan during 2017. See note 16(c).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following table outlines the gains and losses, net of tax, recognized in OCI and reclassified directly to deficit:

	Year ended December 31
	2015	2016	2017
Cumulative losses, beginning of year	$6.0	$13.0	$(4.1)
Loss on pension annuity purchase (see note 16(c))	—	—	17.0
Actuarial losses (gains) recognized during the year (i)	7.0	(17.1)	1.2
Cumulative losses (gains), end of year (ii)	$13.0	$(4.1)	$14.1

(i)	Net of income tax recovery of nil for 2017 (2016 — $1.4 income tax expense; 2015 — nil income tax recovery).

(ii)	Net of income tax recovery of $0.7 as at December 31, 2017 (December 31, 2016 — $0.7 income tax recovery; December 31, 2015 — $2.1 income tax recovery).
The following percentages and assumptions were used in measuring the plans for the years indicated:

	Pension Plans			Other Benefit Plans
	2015	2016	2017	2015	2016	2017
Weighted average discount rate at December 31 (i) for:
Benefit obligations	3.8	2.6	2.5	4.1	3.9	3.6
Net pension cost	3.7	3.8	2.6	3.9	4.1	3.9
Weighted average rate of compensation increase for:
Benefit obligations	3.8	3.9	4.0	4.6	4.6	4.6
Net pension cost	3.8	3.8	3.9	4.6	4.6	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	6.2	5.9	5.8
Ultimate trend	—	—	—	4.5	4.5	4.5
Year the ultimate trend rate is expected to be achieved	—	—	—	2030	2030	2030

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
A one percentage-point increase or decrease to one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans		Other Benefit Plans
	Year ended December 31, 2017		Year ended December 31, 2017
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(58.9)	$77.4	$(9.4)	$11.7
Healthcare cost trend rate	$—	$—	$8.6	$(6.7)
The sensitivity figures shown above were calculated by determining the change in the obligation as at December 31, 2017 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, primarily the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(c) Plan contributions:
In 2017, we made contributions to our pension plans of $11.9 (2016 — $19.4) of which $9.4 (2016 — $10.0) was for defined contribution plans and $2.5 (2016 — $9.4) was for defined benefit plans. In mid-2016, we provided a parental guarantee to the Trustees of our U.K. pension plans, and since the plans were considered sufficiently funded, no further contributions to these plans were required. We may, from time-to-time, make voluntary contributions to the pension plans. In 2017, we made aggregate contributions to our non-pension post-employment benefit plans of $4.5 (2016 — $2.2) to fund benefit payments.
We currently estimate that our 2018 contributions will be $2.5 for defined benefit pension plans, $9.4 for defined contribution pension plans, and $4.2 for our non-pension post-employment benefit plans. Our actual contributions could differ materially from these estimates.
20.    INCOME TAXES:

	Year ended December 31
	2015	2016	2017
Current income tax expense:
Current year (i)	$40.5	$48.3	$39.3
Adjustments for prior years, including changes to net provisions related to tax uncertainties (ii)	(1.8)	(34.1)	(0.2)
	38.7	14.2	39.1
Deferred income tax expense:
Origination and reversal of temporary differences (i)	2.3	20.0	(5.8)
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years	1.2	(9.5)	(5.9)
	3.5	10.5	(11.7)
Income tax expense	$42.2	$24.7	$27.4

A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense at the effective tax rate is as follows:

	Year ended December 31
	2015	2016	2017
Earnings before income taxes	$109.1	$161.0	$132.4
Income tax expense at Celestica’s statutory income tax rate of 26.5% (2016 and 2015 — 26.5%)	$28.9	$42.7	$35.1
Impact on income taxes from:
Manufacturing and processing deduction	(0.6)	(0.1)	(0.1)
Foreign income taxed at different rates	(19.9)	(0.1)	(7.6)
Foreign exchange	3.4	4.8	(6.8)
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties (i)(ii)	15.1	(25.3)	3.4
Change in unrecognized tax losses and deductible temporary differences	15.3	2.7	3.4
Income tax expense	$42.2	$24.7	$27.4

(i)
These line items for 2016 in the two tables above were negatively impacted by a deferred tax expense of $8.0 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries, of which $6.0 was realized as a current tax expense in 2017 for withholding tax on dividends paid in 2017.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(ii)
These line items for 2016 in the two tables above were favorably impacted by the reversal of provisions of $34 previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries.

Our effective income tax rate can vary significantly period-to-period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
During 2017, we recorded a net income tax expense of $27.4 which was favorably impacted by the recognition of a deferred income tax benefit of $4.3 (Solar Benefit) related to our solar assets (described below), as well as taxable foreign exchange benefits resulting from the strengthening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency), which was largely offset by deferred tax expense related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries, and a $2.0 deferred tax expense related to the recently enacted U.S. Tax Reform (see below).
In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allows us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in the recognition of the $4.3 Solar Benefit.
The United States Tax Cuts and Jobs Act (U.S. Tax Reform) was enacted on December 22, 2017 and became effective January 1, 2018. Although the legislative changes contained in the U.S. Tax Reform are extensive and the interpretation of several aspects of such U.S. Tax Reform is still unclear, we recorded an income tax expense for all significant known and determinable impacts during the fourth quarter of 2017. In connection with the reduction in U.S. federal corporate tax rates from 35% to 21%, we recorded a one-time, non-cash increase to our deferred income tax expense of $2.0 to re-value our recognized net deferred tax assets. We believe we have recorded all significant one-time impacts resulting from the U.S. Tax Reform in the fourth quarter of 2017, but will continue to assess additional impacts, if any, throughout 2018 as they become known due to changes in our interpretations and assumptions, as well as additional regulatory guidance that may be issued.
During 2016, we recorded a net income tax expense of $24.7 which was favorably impacted by the reversal of provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries. In connection therewith, we recorded aggregate income tax recoveries of $45 million Canadian dollars (approximately $34 at the exchange rates at the time of recording), as well as aggregate refund interest income of $14.3 (see note 24). Our net income tax expense for 2016 was negatively impacted by withholding taxes of $1.5 pertaining to the repatriation of $50.0 from a U.S. subsidiary, deferred tax expense of $8.0 related to taxable temporary differences associated with the then-anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries, as well as taxable foreign exchange impacts of $7.3 resulting from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (Currency Tax Expense). Of the $7.3 net Currency Tax Expense for 2016, $3.1 represented deferred tax costs primarily related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the then-current period-end exchange rates, while the remaining $4.2 primarily represented cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes. There was no tax impact recorded in 2016 associated with the $21.2 non-cash impairment charges (through restructuring), however, as discussed above, we recorded the Solar Benefit of $4.3 in 2017. See note 16(a).

During 2015, we recorded a net income tax expense of $42.2 which was negatively impacted by a $12.2 Currency Tax Expense. Of the $12.2 net Currency Tax Expense for 2015, $4.5 represented deferred tax costs primarily related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the then-current period-end exchange rates, while the remaining $7.7 primarily represented cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes. There was no net tax impact associated with the $12.2 non-cash impairment charge we recorded in the fourth quarter of 2015. See note 16(b).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Changes in deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2016	$—	$10.8	$—	$47.8	$—	$20.8	$(39.3)	$40.1
Credited (charged) to net earnings	—	0.2	—	(4.5)	—	(8.8)	—	(13.1)
Credited (charged) directly to equity	—	—	—	(13.3)	—	0.6	—	(12.7)
Effects of foreign exchange	—	(0.6)	—	0.2	—	—	—	(0.4)
Other	—	—	—	—	—	—	22.5	22.5
Balance — December 31, 2016	—	10.4	—	30.2	—	12.6	(16.8)	36.4
Credited (charged) to net earnings	—	(1.9)	—	4.5	—	(14.8)	—	(12.2)
Charged directly to equity	—	—	—	(1.7)	—	—	—	(1.7)
Effects of foreign exchange	—	0.3	—	1.6	—	—	—	1.9
Other	—	—	—	—	6.3	2.2	6.3	14.8
Balance — December 31, 2017	$—	$8.8	$—	$34.6	$6.3	$—	$(10.5)	$39.2
Deferred tax liabilities:
Balance — January 1, 2016	$30.6	$—	$24.1	$—	$10.4	$—	$(39.3)	$25.8
Charged (credited) to net earnings	(4.3)	—	—	—	2.0	(0.3)	—	(2.6)
Charged (credited) directly to equity	—	—	(11.9)	—	—	0.3	—	(11.6)
Effects of foreign exchange	0.2	—	—	—	0.4	0.1	—	0.7
Other	—	—	—	—	—	—	22.5	22.5
Balance — December 31, 2016	26.5	—	12.2	—	12.8	0.1	(16.8)	34.8
Charged (credited) to net earnings	(2.9)	—	0.1	—	(18.7)	(2.5)	—	(24.0)
Charged (credited) directly to equity	—	—	(1.7)	—	—	2.5	—	0.8
Effects of foreign exchange	1.6	—	—	—	(0.4)	—	—	1.2
Other	—	—	—	—	6.3	2.1	6.3	14.7
Balance — December 31, 2017	$25.2	$—	$10.6	$—	$—	$2.2	$(10.5)	$27.5

(i)
This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.

The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2017 is $1,977.7 (December 31, 2016 — $1,863.8). We have not recognized deferred tax assets in respect of these items because, based on management’s estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of these tax losses expires between 2018 and 2037 and a portion can be carried forward indefinitely to offset taxable profits. The deductible temporary differences do not expire under current tax legislation.
The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is nil (December 31, 2016 — nil).
We have not recorded any deferred tax assets related to losses realized in the current or prior year for any of our subsidiaries. We recognize deferred tax assets based on our estimate of the future taxable profit we expect our subsidiaries to achieve based on our review of financial projections.

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
Our tax incentives currently consist of tax holidays for the profits of our Thailand and Laos subsidiaries, as well as tax incentives for dividend withholding taxes for these subsidiaries. These tax incentives are subject to certain conditions with which we intend to comply, and expire between 2019 and 2027. We were granted tax incentives for our Malaysian subsidiaries from 2010 to 2014, however, we did not benefit from any Malaysian tax incentives thereafter. The aggregate tax benefit arising from all of our tax incentives was approximately $7.6 or $0.05 per diluted share for 2017, $7.3 or $0.05 per diluted share for 2016, and $11.6 or $0.07 per diluted share for 2015.
We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption (including distribution taxes), which after eight years transition to a 50% income tax exemption for the next five years. Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. As a result of our exit from the solar panel manufacturing business, we withdrew our tax incentive related to our solar panel manufacturing operations in Thailand during the second quarter of 2017. Two of our remaining three Thailand tax incentives expire between 2019 and 2020, while the third incentive will transition to the 50% exemption in 2022, and expire in 2027.
Our Malaysian income tax incentives expired as of the end of 2014. While negotiations for Malaysian incentives are ongoing, we currently expect to be granted new pioneer incentives for only limited portions of our Malaysian business. As a result, we recorded Malaysian income taxes at full statutory tax rates commencing in 2015. As we continue to negotiate tax incentives with Malaysian authorities, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted.
See note 24 regarding income tax settlements and a Brazilian sales tax contingency.

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:
Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loan, borrowings under the Revolving Facility (when applicable), and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. There have been no significant changes to the classification or to the source of the inputs used to measure our financial assets or liabilities since December 31, 2016.
Cash and cash equivalents are comprised of the following:

	December 31
	2016	2017
Cash................................................................................................................................................	$463.4	$401.5
Cash equivalents.............................................................................................................................	93.8	113.7
	$557.2	$515.2
Our current portfolio of cash equivalents consist of bank deposits. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2017 a Standard and Poor’s short-term rating of A-1 or above.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Financial risk management objectives:
We have exposures to a variety of financial risks through our operations. We regularly monitor these risks and have established policies and business practices to mitigate the adverse effects of these potential exposures. We have used derivative financial instruments, such as foreign currency forward and swap contracts, to reduce the effects of some of these risks. We do not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

(a)	Currency risk:
Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.
Our major currency exposures at December 31, 2017 are summarized in U.S. dollar equivalents in the following table. In this table below, in addition to our financial instruments, we have included certain monetary assets and liabilities, including pension and non-pension post-employment benefits and income taxes that were denominated in non-functional currencies, in order to better reflect our currency exposures. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2017.

	Canadian dollar	British pound sterling	Euro	Thai baht
Cash and cash equivalents	$9.6	$0.3	$8.6	$1.3
Accounts receivable	0.6	—	28.5	1.5
Pension and non-pension post-employment assets	—	55.0	—	—
Income taxes and value-added taxes receivable	16.3	—	18.5	6.3
Other financial assets	6.7	—	1.7	0.2
Pension and non-pension post-employment liabilities	(74.2)	—	(0.5)	(12.0)
Income taxes and value-added taxes payable	(2.6)	—	(1.2)	(0.8)
Accounts payable and certain accrued and other liabilities and provisions	(55.8)	(0.9)	(33.0)	(18.0)

Net financial assets (liabilities)	$(99.4)	$54.4	$22.6	$(21.5)

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Foreign currency risk sensitivity analysis:
The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2017. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts and swaps.

	Canadian dollar	British pound sterling	Euro	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$(0.1)	$—	$—	$(0.1)
Other comprehensive income	1.2	—	0.1	0.7
1% Weakening
Net earnings	0.1	—	—	0.1
Other comprehensive income	(1.2)	—	(0.1)	(0.7)
(b)    Interest rate risk:
Borrowings under our credit facility bear interest at specified rates, plus specified margins. See note 12. Our borrowings under this facility, which at December 31, 2017 totaled $187.5 (December 31, 2016 — $227.5), expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $187.5 at December 31, 2017, by $1.9 annually.

(c)	Credit risk:
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe the credit risk of counterparty non-performance is relatively low, however, if a key supplier (or any company within our supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a financial loss to us. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward contracts and swaps, our contracts are held by counterparty financial institutions, each of which had a Standard and Poor’s rating of A-2 or above at December 31, 2017. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we have our accounts receivable sales program and the supplier financing program had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2017. Each financial institution from which annuities have been purchased for the defined benefit component of our Canadian pension plan had an A.M. Best or Standard and Poor’s long-term rating of A- or above at December 31, 2017. In addition, the financial institutions from which annuities have been purchased for the defined benefit component of our U.K. pension plans are governed by local regulatory bodies.
We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our accounts receivable, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers and/or provide longer payment terms to new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our estimates of reserves for potential credit losses. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. At December 31, 2017,

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

less than 1% of our gross accounts receivable are over 90 days past due. Accounts receivable are net of an allowance for doubtful accounts of $4.3 at December 31, 2017 (December 31, 2016 — $3.1).

(d)	Liquidity risk:
Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program and a customer's supplier financing program. Since our $200.0 accounts receivable sales program and the customer's supplier financing program are each on an uncommitted basis, there can be no assurance that any participant bank will purchase all the accounts receivable that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under the Revolving Facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.
Fair values:
We estimate the fair value of each class of financial instruments. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and provisions, and borrowings under the Revolving Facility approximate the fair values of these financial instruments due to the short-term nature of these instruments. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on a discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending on whether the fair values are in liability or asset positions, respectively.
Fair value measurements:
In the table below, we have segregated our financial assets and liabilities that are measured at fair value, based on the inputs used to determine fair value at the measurement date. The three levels within the fair value hierarchy, based on the reliability of inputs, are as follows:

•	level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	level 3 inputs are inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

	December 31, 2016			December 31, 2017
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Derivatives — foreign currency forwards and swaps...............................................................................................	$—	$5.9	$5.9	$—	$12.9	$12.9

Liabilities:
Derivatives — foreign currency forwards and swaps...............................................................................................	$—	$(15.5)	$(15.5)	$—	$(2.6)	$(2.6)
See note 19 for the input levels used to measure the fair value of our pension assets.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Foreign currency forward and swap contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of our financial instruments described herein using level 3 (unobservable) inputs. There were no transfers of fair value measurements between level 1 and level 2 of the fair value hierarchy in 2017 or 2016.
Derivatives and hedging activities:
We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At December 31, 2017, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$204.8	$0.80	12	$4.1
Thai baht	79.0	0.03	12	2.2
Malaysian ringgit	48.4	0.23	12	2.6
Mexican peso	29.3	0.05	12	(0.9)
British pound	56.4	1.34	3	(0.5)
Chinese renminbi	71.6	0.15	12	1.5
Euro	28.7	1.19	12	0.1
Romanian leu	28.4	0.25	12	0.6
Singapore dollar	25.0	0.73	12	0.6
Other	4.5			—
Total	$576.1			$10.3
At December 31, 2017, the fair value of our outstanding contracts was a net unrealized gain of $10.3 (December 31, 2016 — net unrealized loss of $9.6). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income (loss) until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2017 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2017, we recorded $12.9 of derivative assets in other current assets and $2.6 of derivative liabilities in accrued and other current liabilities (December 31, 2016 — $5.9 of derivative assets in other current assets and $15.5 of derivative liabilities in accrued and other current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.
Certain forward contracts to trade U.S. dollars do not qualify as hedges, most significantly certain Canadian dollar and British pound sterling contracts, and we have marked these contracts to market each period in our consolidated statement of operations.

22.	CAPITAL DISCLOSURES:
Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments we determine are required to grow our business. Our capital resources consist of cash provided by operating activities, access to the Revolving Facility, intraday and overnight bank overdraft facilities, an accounts receivable sales program, a customer's supplier financing program and our ability to issue debt or equity securities.
We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. In 2015, we amended our $300.0 revolving credit facility (which was scheduled to mature in October 2018) to add the Term Loan to fund a portion of our share repurchases under a 2015 SIB, and to extend the maturity of the entire facility to May 2020. The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

includes a $25.0 swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. See note 12. At December 31, 2017, we had no outstanding balance under the Revolving Facility and $23.2 outstanding in letters of credit under the Revolving Facility. As a result, we had $276.8 available as of December 31, 2017 under the Revolving Facility for future borrowings. We are required to comply with certain restrictive covenants in respect of our credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants relating to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowing under this facility. We closely monitor our business performance to evaluate compliance with our restrictive and financial covenants. We were in compliance with all restrictive and financial covenants under our credit facility as of December 31, 2017. We continue to monitor and review the most cost-effective methods of raising capital, taking into account these restrictions and covenants. We also have access to $73.5 in intraday and overnight bank overdraft facilities, and we may sell up to $200.0 in accounts receivable under an accounts receivable sales program, or utilize a customer's supplier financing program if available, to provide short-term liquidity. See note 5. At December 31, 2017, we sold $80.0 of our accounts receivable under our accounts receivable sales program and $52.3 under a customer's supplier financing program. The term of our $200.0 accounts receivable sales program has been annually extended by amendment for additional one-year periods (and is currently extendable to November 2019 under specified circumstances), but may be terminated earlier as provided in the agreement governing the program. See note 5. In addition, since our $200.0 accounts receivable sales program and the customer's supplier financing program are each on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we intend to sell thereunder. The timing and amounts we may borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.
We have commenced NCIBs or SIBs in the past few years, pursuant to which we are permitted to or have repurchased and canceled subordinate voting shares. See note 13 for details. In addition, we have purchased subordinate voting shares from time-to-time in the open market through a broker for delivery under our stock-based compensation plans. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.
Our strategy on capital risk management has not changed significantly since the end of 2016. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

23.	WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2015	2016	2017
Weighted average number of shares (basic)	155.8	141.8	143.1
Dilutive effect of outstanding awards under stock-based compensation plans	2.1	2.1	2.1
Weighted average number of shares (diluted)	157.9	143.9	145.2
For the year ended December 31, 2017, we excluded 0.2 million of stock-based awards (year ended December 31, 2016 — 0.3 million; year ended December 31, 2015 — 0.1 million) from the diluted weighted average per share calculation as they were out-of-the-money.
References to shares in this note 23 are to our subordinate voting shares and our multiple voting shares taken collectively.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

24.    COMMITMENTS, CONTINGENCIES AND GUARANTEES:
At December 31, 2017, we have future minimum lease payments as follows:

	Operating Leases	Finance Leases
2018	$33.2	$13.2
2019	25.7	2.0
2020	15.5	1.6
2021	9.2	1.1
2022	7.4	0.3
Thereafter	25.4	—
Total future minimum lease payments	$116.4	18.2
Less: amount representing interest		(0.5)
Present value of future minimum finance lease payments (note 12)		17.7
Less: current portion of finance lease obligations		(12.9)
Long-term portion of finance lease obligations		$4.8
Our operating lease commitments primarily relate to premises. Our finance lease commitments relate to equipment, including $11.1 as at December 31, 2017 for our solar panel manufacturing equipment in Asia (see notes 4 and 12). In connection with the anticipated disposition of such solar equipment, we terminated and settled the lease obligations in full in January 2018. As at December 31, 2017, we had committed $27.5 for capital expenditures, principally for machinery and equipment to support new customer programs.
We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds (collectively, Guarantees) which we have provided to various third parties. The foregoing Guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2017, the Guarantees amounted to $36.8 (December 31, 2016 — $37.8), including $23.2 (December 31, 2016 — $25.8) of letters of credit outstanding under the Revolving Facility.
We are also required to make contributions under our pension and non-pension post-employment benefit plans (see note 19), and quarterly mandatory principal repayments under the Term Loan (see note 12). See note 21 for our obligations under the foreign exchange contracts we held at December 31, 2017.
In addition to the Guarantees, we provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.
Litigation:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.
In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were dismissed on January 16, 2017 with no payments by the defendants.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Income taxes:
We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.
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
Canadian tax authorities had also taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses (Canadian Interest Matter), a position which we had previously appealed. In 2016, the Canadian tax authorities issued revised reassessments, which primarily had the effect of reducing unrecognized gross deferred tax assets and virtually eliminating the net income tax expense. As the net impact of the revised reassessments was nominal, we accepted them and the matter was closed in 2016.
As a result of the resolution of the Transfer Pricing Matters, Benefits Limitation and the Canadian Interest Matter, we received $70 million Canadian dollars (approximately $52 at settlement date exchange rates) during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and related refund interest income. We also received $6 million Canadian dollars (approximately $4 at settlement date exchange rates) in January 2017. The aggregate amount of cash refunds received represented the return of all deposits and related refund interest in respect of the Canadian tax matters.

In 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the then-weakening of the Brazilian real against the U.S. Dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 and the relevant tax costs related to the foreign exchange gains were accrued as at December 31, 2015.

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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Other matters:
In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $12 at year-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

25.	SEGMENT AND GEOGRAPHIC INFORMATION:
We are required to disclose certain information regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Although we aligned our end markets into two customer focused areas in 2017, namely Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS), we continued to operate as one reportable segment, electronics manufacturing services, for 2017. Our chief operating decision maker is our Chief Executive Officer.
The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Year ended December 31
	2015	2016	2017
Advanced Technology Solutions (ATS)	32%	32%	32%
Communications	40%	42%	43%
Enterprise	28%	26%	25%
For reporting purposes, commencing in 2017, we combined our previously-reported Diversified and Consumer end markets to form our ATS end market, and combined our Servers and Storage end markets into a single “Enterprise” end market. All period percentages herein reflect these changes.

The following table details our external revenue allocated by manufacturing location among countries that generated in excess of 10% of total revenue for the years indicated:

	Year ended December 31
	2015	2016	2017
Thailand	33%	36%	34%
China	23%	21%	21%
Malaysia	14%	13%	12%

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following table details our allocation of property, plant and equipment, intangible assets and goodwill among countries that exceeded 10% of total property, plant and equipment, intangible assets and goodwill for the years indicated:

	December 31
	2016	2017
China	23%	22%
Thailand	17%	17%
Malaysia	17%	14%
Romania	*	14%
United States	13%	12%
Canada	*	*
* Less than 10% in 2016 and 2017.

Customers:
We had two customers that individually represented more than 10% of total revenue in 2017. In the aggregate, those customers comprised 31% of total revenue. Cisco Systems accounted for 18% of total revenue in 2017 (2016 — 19%) and Juniper Networks accounted for 13% of total revenue in 2017 (2016 — 11%). At December 31, 2017, we had two customers that individually represented more than 10% of total accounts receivable.
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
26.          SUBSEQUENT EVENT:

In January 2018, we entered into a definitive agreement to acquire Atrenne, a U.S.-based designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. The purchase price is approximately $139 (subject to specific adjustments as set forth in the definitive agreement), which we intend to finance using a combination of cash on hand and our Revolving Facility. The transaction is expected to close in the second quarter of 2018, subject to receipt of applicable regulatory approvals and satisfaction of other customary closing conditions. There can be no assurance that this transaction will be consummated in a timely manner, or at all.