Form 20-F/A
period 2018-12-31
CELESTICA INC
filed 2019-04-25
CIK 1030894

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

5140 Yonge Street, Suite 1900 Toronto, Canada M2N 6L7
(Address of principal executive offices)

Curtis Cheam 5140 Yonge Street, Suite 1900 Toronto, Canada M2N 6L7 416-448-2211 clsir@celestica.com
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

N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

Explanatory Note

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2018 (the “Original Filing”), filed on March 11, 2019 (the “Original Filing Date”) by Celestica Inc. (“we,” “our,” or the “Company”), is being filed solely: (i) to update the address of each of our principal executive office and company contact person set forth on the cover page of the Original Filing; (ii) to correct a transposed File No. in the Exhibit Index; and (iii) to replace Exhibits 4.24, 4.31 and 4.32 with the attached Exhibits 4.24, 4.31 and 4.32 (and amend the corresponding footnote in the Exhibit Index) to reflect amendments to paragraph 4(a) of Instructions as to Exhibits of Form 20-F governing the redaction of confidential information in material contracts, which became effective as of April 2, 2019.

Additionally, in connection with the filing of this Amendment, we are including certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Except as described above, this Amendment: does not amend any other information set forth in the Original Filing; speaks as of the Original Filing Date; does not reflect any events that may have occurred subsequent to the Original Filing Date; and does not modify or update any disclosures made in the Original Filing.

Item 19.    Exhibits

The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
2	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-3ASR	333-221144	October 26, 2017	4.1
4	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation (“Services Agreement”)	20-F	001-14832	March 23, 2010	4.1
4.2	Amending Agreement to Services Agreement made as of January 1, 2017	20-F	001-14832	March 13, 2017	4.2
4.3	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco	20-F	001-14832	March 25, 2008	4.6
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.6	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.5
4.7	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2016	20-F	001-14832	March 13, 2017	4.7
4.8	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.9	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.10	Amended and Restated Celestica Share Unit Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.8
4.11	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	SC TO-I	005-55523	October 29, 2012	(d)(1)
4.12	Directors’ Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.13	Amended and Restated Revolving Trade Receivables Purchase Agreement, dated as of November 4, 2011, among the Celestica Inc., Celestica LLC, Celestica Czech Republic s.r.o., Celestica Holdings Pte Ltd., Celestica Valencia S.A., Celestica Hong Kong Ltd., Celestica (Romania) s.r.l., Celestica Japan KK, Celestica Oregon LLC, each of the financial institutions named on Schedule I thereto and Deutsche Bank AG New York Branch	20-F	001-14832	March 13, 2015	4.12
4.14	First Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 13, 2017	4.18
4.15	Second Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 14, 2014	4.14
4.16	Third Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement	20-F	001-14832	March 11, 2019	4.16
4.17	Fourth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement*	20-F	001-14832	March 13, 2015	4.16
4.18	Fifth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement and Accession Agreement*	20-F	001-14832	March 7, 2016	4.20
4.19	Sixth Amendment to Amended and Restated Revolving Trade Receivables Agreement*	20-F	001-14832	March 13, 2017	4.23
4.20	Letter Agreement pertaining to Amended and Restated Revolving Trade Receivables Agreement*	20-F	001-14832	March 12, 2018	4.20
4.21	Seventh Amendment to Amended and Restated Revolving Trade Receivables Agreement*	20-F	001-14832	March 12, 2018	4.21
4.22	Eighth Amendment to Amended and Restated Revolving Trade Receivables Agreement	20-F	001-14832	March 12, 2018	4.22
4.23	Ninth Amendment to Amended and Restated Revolving Trade Receivables Purchase Agreement and Accession Agreement	20-F	001-14832	March 11, 2019	4.23
4.24	Tenth Amendment to the Amended and Restated Revolving Trade Receivables Purchase Agreement†					X
4.25	Directors’ Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14832	March 14, 2014	4.16
4.26	Directors’ Share Compensation Plan, amended and restated as of January 1, 2016	20-F	001-14832	March 7, 2016	4.22
4.27	Directors’ Share Compensation Plan, amended and restated as of January 1, 2019	20-F	001-14832	March 11, 2019	4.27

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.28	Credit Agreement, dated as of June 27, 2018, among Celestica Inc, and the subsidiaries identified therein as Borrowers, Celestica Inc, and specified subsidiaries identified therein as Guarantors, Bank of America, N.A. as Administrative Agent, Swing Line Lender and an L/C Issuer, and the financial institutions named therein as Lenders	20-F	001-14832	March 11, 2019	4.28
4.29	First Incremental Facility Amendment, dated as of November 14, 2018, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the guarantors party thereto, the Incremental Term B-2 Lender (as defined therein), and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 11, 2019	4.29
4.30	Second Amendment to Credit Agreement, dated as of December 21, 2018, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the Guarantors party thereto, and Bank of America, N.A., as Administrative Agent.	20-F	001-14832	March 11, 2019	4.30
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

						X
8.1	Subsidiaries of Registrant	20-F	001-14832	March 11, 2019	8.1
11.1	Finance Code of Professional Conduct	20-F	001-14832	March 23, 2010	11.1
11.2	Business Conduct Governance Policy	20-F	001-14832	March 12, 2018	11.2
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)	20-F	001-14832	March 11, 2019	12.1
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)	20-F	001-14832	March 11, 2019	12.2
12.3	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.4	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code**	20-F	001-14832	March 11, 2019	13.1
15.1	Consent of KPMG LLP, Chartered Professional Accountants	20-F	001-14832	March 11, 2019	15.1
101.INS**	XBRL Instance Document	20-F	001-14832	March 11, 2019	101.INS
101.SCH**	XBRL Taxonomy Extension Schema Document	20-F	001-14832	March 11, 2019	101.SCH
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document	20-F	001-14832	March 11, 2019	101.CAL
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document	20-F	001-14832	March 11, 2019	101.DEF
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document	20-F	001-14832	March 11, 2019	101.LAB
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document	20-F	001-14832	March 11, 2019	101.PRE

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

**                                  Will not be deemed “filed” for purposes of Section 18 of the U.S. Exchange Act, or otherwise subject to the liability of Section 18 of the U.S. Exchange Act, and will not be incorporated by reference into any filing under the U.S. Securities Act, or the U.S. Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

†                                         Certain portions of this exhibit have been omitted because they are both: (i) not material; and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on its behalf.

CELESTICA INC.
By:	/s/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

Date: April 25, 2019